Form 20-F
period 2013-12-31
Constellium N.V.
filed 2014-04-22
CIK 1563411

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-35931

Constellium N.V.

(Exact Name of Registrant as Specified in its Charter)

Constellium N.V.

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report:

104,076,718 Class A Ordinary Shares, Nominal Value €0.02 per share

950,337 Class B Ordinary Shares, Nominal Value €0.02 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐ Yes  ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                                                          Accelerated filer  ☐                                                          Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (the “Annual Report”) contains “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this Annual Report.

Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under the heading “Item 3. Key Information–D. Risk Factors” and elsewhere in this Annual Report, including, without limitation, in conjunction with the forward-looking statements included in this Annual Report. All forward-looking statements in this Annual Report and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

•	our ability to implement our business strategy, including our productivity and cost reduction initiatives;

•	our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries, and changes in general economic conditions;

•	the highly competitive nature of the metals industry and the risk that aluminum will become less competitive compared to alternative materials;

•	the possibility of unplanned business interruptions and equipment failure;

•	adverse conditions and disruptions in regional and global economies, including Europe and North America;

•	the risk associated with being dependent on a limited number of suppliers for a substantial portion of our primary and scrap aluminum;

•	the risk that we may be required to bear increases in operating costs under our multi-year contracts with customers, or certain fixed costs in the event of early termination of contracts;

•	competition and consolidation in the industries in which we operate;

•	our ability to maintain and continuously improve our information technology and operational systems and financial reporting and internal controls;

•	our ability to manage our labor costs and labor relations and attract and retain qualified employees;

•	losses or increased funding and expenses related to our pensions, other post-employment benefits and other long-term employee benefits plans;

•	the risk that regulation and litigation pose to our business, including our ability to maintain required licenses and regulatory approvals and comply with applicable laws and regulations, and the effects of potential changes in governmental regulations;

•	risk associated with our global operations, including natural disasters and currency fluctuations;

•	changes in our effective income tax rate or accounting standards;

•	costs or liabilities associated with environmental, health and safety matters; and

•	the other factors presented under the heading “Item 3. Key Information–D. Risk Factors.”

We caution you that the foregoing list may not contain all of the factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this Annual Report may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables set forth our selected historical financial and operating data.

On January 4, 2011, Omega Holdco B.V., which later changed its name to Constellium Holdco B.V., and then again to Constellium N.V. (“Constellium” or the “Successor”) acquired the Alcan Engineered Aluminum Products business unit (the “AEP Business” or the “Predecessor”) from affiliates of Rio Tinto, a leading international mining group, combining Rio Tinto plc, a London listed public company headquartered in the United Kingdom, and Rio Tinto Limited, which is listed on the Australian Stock Exchange, with executive offices in Melbourne (the two companies are joined in a dual listed companies structure as a single economic entity, called the Rio Tinto Group (“Rio Tinto”) (the “Acquisition”). For comparison purposes, our results of operations for the years ended December 31, 2011, 2012 and 2013 are presented alongside the results of operations of the Predecessor for the years ended December 31, 2009 and 2010. However, our Successor and Predecessor periods are not directly comparable due to the impact of the application of purchase accounting and the preparation of the Predecessor accounts on a carve-out basis. The financial position, results of operations and cash flows of the Predecessor do not necessarily reflect what our financial position or results of operations would have been if we had been operated as a standalone entity during the periods covered by the Predecessor financial statements and are not indicative of our future results of operations and financial position.

The selected historical financial information of the Predecessor as of and for the years ended December 31, 2009 and 2010 has been prepared to present the assets, liabilities, revenues and expenses of the combined AEP Business on a standalone basis up to the date of divestment from Rio Tinto.

The selected historical financial information as of and for the years ended December 31, 2011, 2012 and 2013 has been derived from the audited consolidated financial statements included elsewhere in this Annual Report.

The audited consolidated financial statements included elsewhere in this Annual Report have been prepared according to the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and as endorsed by the European Union (“EU”).

Effective January 1, 2013, we have adopted IAS 19 “Employee Benefits” (revised) (IAS 19) in our audited consolidated financial statements as of and for the year ended December 31, 2013 and in accordance with transition rules in IAS 19 we have retrospectively applied this standard to the two years ending December 31, 2012 and 2011. We have not restated our audited combined financial statements for the years ended December 31, 2009 and 2010 as the impact of this revised standard is not material to our results of operations and financial position.

References to “tons” throughout this Annual Report are to metrics tons.

	Successor as of and for the year ended December 31,			Predecessor as of and for the year ended December 31,
(€ in millions other than per share and per ton data)	2013	2012(1)	2011(1)	2010	2009
Statement of income data:
Revenue	3,495	3,610	3,556	2,957	2,292
Gross profit	471	474	317	242	42
Operating profit/(loss)	209	263	(63)	(248)	(240)
Profit/(loss) for the period—continuing operations	96	149	(170)	(209)	(215)
Profit/(loss) for the period	100	141	(178)	(207)	(218)
Profit/(loss) per share—basic and diluted	1.0	1.6	(2.0)	n/a	n/a
Profit/(loss) per share—basic and diluted—continuing operations	1.0	1.6	(1.9)	n/a	n/a
Weighted average number of shares outstanding	98,890,945	89,442,416	89,338,433	n/a	n/a
Dividends per ordinary share (euro)(3)	—	—	—	—	—

Balance sheet data:
Total assets	1,764	1,631	1,612	1,837	2,040
Net liabilities or total invested equity	36	(37)	(113)	199	108
Share capital	2	—	—	n/a	n/a
Other operational and financial data (unaudited):
Net trade working capital(2)	222	289	381	519	416
Capital expenditure	144	126	97	51	61
Volumes (in kt)	1,025	1,033	1,058	972	868
Revenue per ton (€ per ton)	3,410	3,495	3,362	3,042	2,641

(1)	Comparative financial statements have been restated following the application of IAS 19 revised. The impacts of the restatements are disclosed in Note 32 of the audited consolidated financial statements included elsewhere in this Annual Report.
(2)	Net trade working capital represents total inventories plus trade receivables less trade payables.
(3)	Prior to our initial public offering in May 2013 (the “IPO”), we paid certain dividends to holders of our ordinary shares, as well as to holders of our preferred shares, as is further described in “Item 4. Information on the Company–A. History and Development of the Company.”

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

If we fail to implement our business strategy, including our productivity and cost reduction initiatives, our financial condition and results of operations could be materially adversely affected.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy, including investing in high-return opportunities in our core markets, focusing on higher-margin, technologically advanced products, differentiating our products, expanding our strategic relationships with customers in selected international regions, fixed-cost containment and cash management, and executing on our Lean manufacturing program, which is described in “Item 4. Information on the Company–B. Business

Overview.” We cannot assure you that we will be able to successfully implement our business strategy or be able to continue improving our operating results. For example, we have recently announced the intention to create a joint venture in the United States, to serve the North American market. The proposed Body-in-White joint venture is currently in the planning stages, and any inability to create or execute on our strategy with respect to the joint venture may cause a decline in the trading price of our ordinary shares. Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, general economic conditions or an increase in operating costs. Any failure to successfully implement our business strategy could adversely affect our financial condition and results of operations. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time. Although we have undertaken and expect to continue to undertake productivity and cost reduction initiatives to improve performance, such as the Lean manufacturing program, we cannot assure you that all of these initiatives will be completed or that any estimated cost savings from such activities will be fully realized. Even when we are able to generate new efficiencies in the short- to medium-term, we may not be able to continue to reduce cost and increase productivity over the long term.

The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries, in particular our aerospace, automotive, heavy duty truck and trailer industries, could negatively affect our financial condition and results of operations.

The metals industry is generally cyclical in nature, and these cyclical fluctuations tend to directly correlate with changes in general and local economic conditions. These conditions include the level of economic growth, financing availability, the availability of affordable energy sources, employment levels, interest rates, consumer confidence and housing demand. Historically, in periods of recession or periods of minimal economic growth, metals companies have often tended to underperform other sectors. In addition, economic downturns in regional and global economies, including in Europe, or a prolonged recession in our principal industry segments, have had a negative impact on our operations in the past and could have a negative impact on our future financial condition or results of operations. Although we continue to seek to diversify our business on a geographic and end-market basis, we cannot assure you that diversification would mitigate the effect of cyclical downturns.

We are particularly sensitive to cycles in the aerospace, defense, automotive, other transportation, building and construction and general engineering end-markets, which are highly cyclical. During recessions or periods of low growth, these industries typically experience major cutbacks in production, resulting in decreased demand for aluminum products. This leads to significant fluctuations in demand and pricing for our products and services. Because our operations are capital intensive and we generally have high fixed costs and may not be able to reduce costs and production capacity on a sufficiently rapid basis, our near-term profitability may be significantly affected by decreased processing volumes. Accordingly, reduced demand and pricing pressures may significantly reduce our profitability and materially adversely affect our financial condition, results of operations and cash flows.

In particular, we derive a significant portion of our revenues from products sold to the aerospace industry, which is highly cyclical and tends to decline in response to overall declines in the general economy. The commercial aerospace industry is historically driven by the demand from commercial airlines for new aircraft. Demand for commercial aircraft is influenced by airline industry profitability, trends in airline passenger traffic, the state of the U.S. and global economies and numerous other factors, including the effects of terrorism. A number of major airlines have undergone Chapter 11 bankruptcy or comparable insolvency proceedings and experienced financial strain from volatile fuel prices. The aerospace industry also suffered significantly in the wake of the events of September 11, 2001, resulting in a sharp decrease globally in new commercial aircraft deliveries and order cancellations or deferrals by the major airlines. Despite existing backlogs, continued financial uncertainty in the industry, inadequate liquidity of certain airline companies, production issues and delays in the launch of new aircraft programs at major aircraft manufacturers, stock variations in the supply chain, terrorist acts or the increased threat of terrorism may lead to reduced demand for new aircraft that utilize our products, which could materially adversely affect our financial position, results of operations and cash flows.

Further, the demand for our automotive extrusions and rolled products and many of our general engineering and other industrial products is dependent on the production of cars, light trucks, and heavy duty vehicles and trailers. The automotive industry is highly cyclical, as new vehicle demand is dependent on consumer spending and is tied closely to the strength of the overall economy. We note that the demand for luxury vehicles in China has become significant over the past several years and therefore fluctuations in the Chinese economy may adversely affect the demand for our products. Production cuts by manufacturers may adversely affect the demand for our products. Many automotive related manufacturers and first tier suppliers are burdened with substantial structural costs, including pension, healthcare and labor costs that have resulted in severe financial difficulty, including bankruptcy, for several of them. A worsening of these companies’ financial condition or their bankruptcy could have further serious effects on the conditions of the markets, which directly affects the demand for our products. In addition, the loss of business with respect to, or a lack of commercial success of, one or more particular vehicle models for which we are a significant supplier could have a materially adverse impact on our financial position, results of operations and cash flows.

Customer demand in the aluminum industry is also affected by holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with August and December typically being the lowest months and January to June being the strongest months. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer season, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. Therefore, our quarterly financial results could fluctuate as a result of climatic or other seasonal changes, and a prolonged period of unusually cool summers in different regions in which we conduct our business could have a negative effect on our financial results and cash flows.

We are subject to unplanned business interruptions that may materially adversely affect our business.

Our operations may be materially adversely affected by unplanned events such as explosions, fires, war or terrorism, inclement weather, accidents, equipment, information technology systems and process failures, electrical blackouts or outages, transportation interruptions and supply interruptions. Operational interruptions at one or more of our production facilities could cause substantial losses and delays in our production capacity or increase our operating costs. In addition, replacement of assets damaged by such events could be difficult or expensive, and to the extent these losses are not covered by insurance or our insurance policies have significant deductibles, our financial position, results of operations and cash flows may be materially adversely affected by such events. For example, in 2008, a stretcher at Constellium’s Ravenswood facility was damaged due to a defect in its hydraulic system, causing a substantial outage at that facility that had a material impact on our production volumes at this facility and on our financial results for the affected period. Furthermore, because customers may be dependent on planned deliveries from us, customers that have to reschedule their own production due to our delivery delays may be able to pursue financial claims against us, and we may incur costs to correct such problems in addition to any liability resulting from such claims. Interruptions may also harm our reputation among actual and potential customers, potentially resulting in a loss of business.

Our business involves significant activity in Europe, and adverse conditions and disruptions in European economies could have a material adverse effect on our operations or financial performance.

A material portion of our sales are generated by customers located in Europe. The financial markets remain concerned about the ability of certain European countries to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence has led to rescue measures by Eurozone countries and the International Monetary Fund. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. In addition, the actions required to be taken by those countries as a condition to rescue packages, and by other countries to mitigate similar developments in their economies, have resulted in increased political discord within and among Eurozone countries. The interdependencies among European economies and financial institutions have also exacerbated concern regarding the stability of European financial markets generally. These concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the euro currency entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could materially adversely affect the value of the Company’s euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and globally could have a material adverse impact on the capital markets generally. Persistent disruptions in the European financial markets, the overall stability of the euro and the suitability of the euro as a single currency or the failure of a significant European financial institution, could have a material adverse impact on our operations or financial performance.

In addition, there can be no assurance that the actions we have taken or may take in response to global economic conditions may be sufficient to counter any continuation or reoccurrence of the downturn or disruptions. A significant global economic downturn or disruptions in the financial markets would have a material adverse effect on our financial position, results of operations and cash flows.

Adverse changes in currency exchange rates could negatively affect our financial results.

The financial condition and results of operations of some of our operating entities are reported in various currencies and then translated into euros at the applicable exchange rate for inclusion in our consolidated financial statements. As a result, the appreciation of the euro against the currencies of our operating local entities may have a negative impact on reported revenues and operating profit, and the resulting accounts receivable, while depreciation of the euro against these currencies may generally have a positive effect on reported revenues and operating profit. We do not hedge translation of forecasted results or actual results.

In addition, while the majority of costs incurred are denominated in local currencies, a portion of the revenues are denominated in U.S. dollars. As a result, appreciation in the U.S. dollar may have a positive impact on earnings while depreciation of the U.S. dollar may have a negative impact on earnings. While we engage in significant hedging activity to attempt to mitigate this foreign transactions currency risk, this may not fully protect us from adverse effects due to currency fluctuations on our business, financial condition or results of operations.

A portion of our revenues is derived from our international operations, which exposes us to certain risks inherent in doing business globally.

We have operations primarily in the United States, Germany, France, Slovakia, Switzerland, the Czech Republic and China and primarily sell our products across Europe, Asia and North America. We also continue to explore opportunities to expand our international operations, particularly in other parts of Asia. Our operations generally are subject to financial, political, economic and business risks in connection with our global operations, including:

•	changes in international governmental regulations, trade restrictions and laws, including those relating to taxes, employment and repatriation of earnings;

•	currency exchange rate fluctuations;

•	tariffs and other trade barriers;

•	the potential for nationalization of enterprises or government policies favoring local production;

•	renegotiation or nullification of existing agreements;

•	interest rate fluctuations;

•	high rates of inflation;

•	currency restrictions and limitations on repatriation of profits;

•	differing protections for intellectual property and enforcement thereof;

•	divergent environmental laws and regulations; and

•	political, economic and social instability.

The occurrence of any of these events could cause our costs to rise, limit growth opportunities or have a negative effect on our operations and our ability to plan for future periods. In certain emerging markets, the degree of these risks may be higher due to more volatile economic conditions, less developed and predictable legal and regulatory regimes and increased potential for various types of adverse governmental action.

Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments.

We purchase and sell London Metal Exchange (the “LME”) and other forwards, futures and options contracts as part of our efforts to reduce our exposure to changes in currency exchange rates, aluminum prices and other raw materials prices. Our ability to realize the benefit of our hedging program is dependent upon many factors, including factors that are beyond our control. For example, our foreign exchange hedges are scheduled to mature on the expected payment date by the customer; therefore, if the customer fails to pay an invoice on time and does not warn us in advance, we may be unable to reschedule the maturity date of the foreign exchange hedge, which could result in an outflow of foreign currency that will not be offset until the customer makes the payment. We may realize a gain or a loss in unwinding such hedges. In addition, our metal-price hedging programs depend on our ability to match our monthly exposure to sold and purchased metal, which can be made difficult by seasonal variations in metal demand, unplanned changes in metal delivery dates by either us or by our customers and other disruptions to our inventories, including for maintenance.

We may also be exposed to losses if the counterparties to our derivative instruments fail to honor their agreements. Further, if major financial institutions continue to consolidate and are forced to operate under more restrictive capital constraints and regulations, there could be less liquidity in the derivative markets, which could have a negative effect on our ability to hedge and transact with creditworthy counterparties.

To the extent our hedging transactions fix prices or exchange rates and primary aluminum prices, energy costs or foreign exchange rates are below the fixed prices or rates established by our hedging transactions, our income and cash flows will be lower than they otherwise would have been. Similarly, if we do not adequately hedge for prices and premiums of our aluminum and other raw materials, our financial results may also be negatively impacted. Further, we do not apply hedge accounting to our forwards, futures or option contracts. As a result, unrealized gains and losses on our derivative financial instruments must be reported in our consolidated results of operations. The inclusion of such unrealized gains and losses in earnings may produce significant period to period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.

At certain times, hedging instruments may simply be unavailable or not available on terms acceptable to us. In addition, recent legislation has been adopted to increase the regulatory oversight of over-the-counter derivatives markets and derivative transactions. Which companies and which transactions are subject to these regulations continues to evolve. If future regulations subject us to additional capital or margin requirements or other restrictions on our trading and commodity positions, they could have an adverse effect on our financial condition and results of operations.

Aluminum may become less competitive with alternative materials, which could reduce our share of industry sales, lower our selling prices and reduce our sales volumes.

Our fabricated aluminum products compete with products made from other materials—such as steel, glass, plastics and composites—for various applications. Higher aluminum prices relative to substitute materials tend to make aluminum products less competitive with these alternative materials. Environmental and other regulations may also increase our costs and may be passed on to our customers, and may restrict the use of chemicals needed to produce aluminum products. These regulations may make our products less competitive as compared to materials that are subject to fewer regulations.

Customers in our end-markets, including the aerospace, automotive and can sectors, use and continue to evaluate the further use of alternative materials to aluminum in order to reduce the weight and increase the efficiency of their products. Although trends in “lightweighting” have generally increased rates of using aluminum as a substitution of other materials, the willingness of customers to accept substitutions for aluminum, or the ability of large customers to exert leverage in the marketplace to reduce the pricing for fabricated aluminum products, could adversely affect the demand for our products, and thus materially adversely affect our financial position, results of operations and cash flows.

We are dependent on a limited number of suppliers for a substantial portion of our aluminum supply and a failure to successfully renew, renegotiate or re-price our long-term agreements or related arrangements with our suppliers may adversely affect our results of operations, financial condition and cash flows.

We have supply arrangements with a limited number of suppliers for aluminum and other raw materials. Our top 10 suppliers accounted for approximately 50% of our total purchases at December 31, 2013. Increasing aluminum demand levels have caused regional supply constraints in the industry, and further increases in demand levels could exacerbate these issues. We maintain long-term contracts for a majority of our supply requirements, and for the remainder we depend on annual and spot purchases. There can be no assurance that we will be able to renew, or obtain replacements for, any of our long-term contracts or any related arrangements when they expire on terms that are as favorable as our existing agreements or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities of this material on a timely basis, our production may be disrupted and we could be forced to purchase primary metal and other supplies from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us. As a result, an interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. In addition, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We also depend on scrap aluminum for our operations and acquire our scrap inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metal to us. In periods of low inventory prices, suppliers may elect to hold scrap until they are able to charge higher prices. In addition, the slowdown in industrial production and consumer consumption during the recent economic crisis reduced and may continue to reduce the supply of scrap metal available. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes and our results of operation, financial condition and cash flows could be materially adversely affected.

If we were to lose order volumes from any of our largest customers, our sales volumes, revenues and cash flows would be reduced.

Our business is exposed to risks related to customer concentration. Our ten largest customers accounted for approximately 45% of our consolidated revenues for the year ended December 31, 2013. A significant downturn in the business or financial condition of our significant customers exposes us to the risk of default on contractual agreements and trade receivables, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

If we fail to successfully renew, renegotiate or re-price our long-term agreements or related arrangements with our largest customers, our results of operations, financial condition and cash flows could be materially adversely affected.

We have long-term contracts and related arrangements with a significant number of our customers, some of which are subject to renewal, renegotiation or re-pricing at periodic intervals or upon changes in competitive and regulatory supply conditions. Our failure to successfully renew, renegotiate or re-price such agreements at all or on terms as favorable as our existing contracts and arrangements, or a material deterioration in or termination of these customer relationships, could result in a reduction or loss in customer purchase volume or revenue, and if we are not successful in replacing business lost from such customers, our results of operations, financial condition and cash flows could be materially adversely affected.

In addition, our strategy of having dedicated facilities and arrangements with customers subjects us to the inherent risk of increased dependence on a single or a few customers with respect to these facilities. In such cases, the loss of such a customer, or the reduction of that customer’s business at one or more of our facilities, could negatively affect our financial condition and results of operations, and we may be unable to timely replace, or replace at all, lost order volumes and revenue.

We may not be able to compete successfully in the highly competitive markets in which we operate, and new competitors could emerge, which could negatively impact our share of industry sales, sales volumes and selling prices.

We are engaged in a highly competitive industry. We compete in the production and sale of rolled aluminum products with a number of other aluminum rolling mills, including large, single-purpose sheet mills, continuous casters and other multi-purpose mills, some of which are larger and have greater financial and technical resources than we do. Producers with a different cost basis may, in certain circumstances, have a competitive pricing advantage. Our competitors may be better able to withstand reductions in price or other adverse industry or economic conditions.

In addition, a current or new competitor may also add or build new capacity, which could diminish our profitability by decreasing the equilibrium prices in our markets. New competitors could emerge from within Europe or North America or globally, including from China, Russia and the Middle East. Emerging or transitioning markets in these regions with abundant natural resources, low-cost labor and energy, and lower environmental and other standards may pose a significant competitive threat to our business. Our competitive position may also be affected by exchange rate fluctuations that may make our products less competitive. Changes in regulation that have a disproportionately negative effect on us or our methods of production may also diminish our competitive advantage and industry position. In addition, technological innovation is important to our customers who require us to lead or keep pace with new innovations to address their needs. If we do not compete successfully, our share of industry sales, sales volumes and selling prices may be negatively impacted.

In addition, the aluminum industry has experienced consolidation over the past years and there may be further industry consolidation in the future. Although industry consolidation has not yet had a significant negative impact on our business, if we do not have sufficient market presence or are unable to differentiate ourselves from our competitors, we may not be able to compete successfully against other companies. If as a result of consolidation, our competitors are able to obtain more favorable terms from suppliers or otherwise take actions that could increase their competitive strengths, our competitive position and therefore our business, results of operations and financial condition may be materially adversely affected.

The price volatility of energy costs may adversely affect our profitability.

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a spot-market basis. The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our production facilities affect operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets as well as governmental regulation and imposition of further taxes on energy. Although we have secured some of our natural gas and electricity under fixed price commitments, future increases in fuel and utility prices, or disruptions in energy supply, may have an adverse effect on our financial position, results of operations and cash flows.

Regulations regarding carbon dioxide emissions, and unfavorable allocation of rights to emit carbon dioxide or other air emission related issues, could have a material adverse effect on our business, financial condition and results of operations.

Substantial quantities of greenhouse gases are released as a consequence of our operations. Compliance with existing, new or proposed regulations governing such emissions tend to become more stringent over time and could lead to a need for us to further reduce such greenhouse gas emissions, to purchase rights to emit from third parties, or to make other changes to our business, all of which could result in significant additional costs or could reduce demand for our products. In addition, we are a significant purchaser of energy. Existing, new and proposed regulations relating to the emission of carbon dioxide by our energy suppliers could result in materially increased energy costs for our operations, and we may be unable to pass along these increased energy costs to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

Measures to reduce carbon dioxide and other greenhouse gas emissions that could directly or indirectly affect us or our suppliers are currently being developed or may be developed in the future. Many scientists, legislators and others attribute climate change to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Existing and possible new regulations regarding carbon dioxide and other greenhouse gas emissions, especially a revised European emissions trading system or a successor to the Kyoto Protocol under the United Nations Framework Convention on Climate Change, could have a material adverse effect on our business, financial condition and results of operations.

Our fabrication process is subject to regulations that may hinder our ability to manufacture our products. Some of the chemicals we use on our fabrication processes are subject to government regulation, such as REACH (“Registration, Evaluation, Authorisation, and Restriction of Chemicals substances”) in the EU. Under REACH, we are required to register some of our products with the European Chemicals Agency, and this process could cause significant delays or costs. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance, and we may lose customers or revenue as a result. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance. To the extent that other nations in which we operate also require chemical registration, potential delays similar to those in Europe may delay our entry into these markets. Any failure to obtain or delay in obtaining regulatory approvals for chemical products used in our facilities could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully develop and implement new technology initiatives and other strategic investments in a timely manner.

We have invested in, and are involved with, a number of technology and process initiatives, including the development of new aluminum-lithium products. Being at the forefront of technological development is important to remain competitive. Several technical aspects of certain of these initiatives are still unproven and/or the eventual commercial outcomes and feasibility cannot be assessed with any certainty. Even if we are successful with these initiatives, we may not be able to bring them to market as planned before our competitors or at all, and the initiatives may end up costing more than expected. As a result, the costs and benefits from our investments in new technologies and the impact on our financial results may vary from present expectations.

In addition, we have undertaken and may continue to undertake growth, streamlining and productivity initiatives to improve performance, including with respect to AIRWARE®, a lightweight specialty aluminum-lithium alloy, for our aerospace customers to address demand for lighter and more environmentally sound aircraft. We cannot assure you that these initiatives will be completed or that they will have their intended benefits, such as the realization of estimated cost savings from such activities. Capital investments in debottlenecking or other organic growth initiatives may not produce the returns we anticipate. Even if we are able to generate new efficiencies successfully in the short- to medium-term, we may not be able to continue to reduce cost and increase productivity over the long term.

Our business requires substantial capital investments that we may be unable to fulfill.

Our operations are capital intensive. Our total capital expenditures were €144 million for the year ended December 31, 2013 and €126 million and €97 million for the years ended December 31, 2012 and 2011, respectively. We may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures, service or refinance our indebtedness or fund other liquidity needs. If we are unable to make upgrades or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, and other competitive factors.

As part of our ongoing evaluation of our operations, we may undertake additional restructuring efforts in the future which could in some instances result in significant severance-related costs and other restructuring charges.

We recorded restructuring charges of €8 million for the year ended December 31, 2013, €25 million for the year ended December 31, 2012 and €20 million for the year ended December 31, 2011. Restructuring costs in 2013 were primarily related to corporate and other European sites restructuring operations. The 2012 costs were primarily in relation to an efficiency improvement program ongoing at our Sierre, Switzerland facility and corporate restructuring. Restructuring costs in 2011 were primarily in relation to corporate restructuring and full-time employee reductions throughout our operations. We may pursue additional restructuring activities in the future, which could result in significant severance-related costs, impairment charges, restructuring charges and related costs and expenses, including resulting labor disputes, which could materially adversely affect our profitability and cash flows.

A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs and our business relationships could be adversely affected.

A deterioration of our financial position or a downgrade of our credit ratings for any reason could increase our borrowing costs and have an adverse effect on our business relationships with customers, suppliers and hedging counterparties. As discussed above, we enter into various forms of hedging arrangements against currency, interest rate or metal price fluctuations and trade metal contracts on the LME. Financial strength and credit ratings are important to the availability and pricing of these hedging and trading activities. As a result, any downgrade of our credit ratings may make it more costly for us to engage in these activities, and changes to our level of indebtedness may make it more difficult or costly for us to engage in hedging and trading activities in the future.

In addition, a downgrade could adversely affect our existing financing, limit access to the capital or credit markets, or otherwise adversely affect the availability of other new financing on favorable terms, if at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our borrowing costs, or otherwise impair our business, financial condition and results of operations.

Our indebtedness could materially adversely affect our ability to invest in or fund our operations, limit our ability to react to changes in the economy or our industry or force us to take alternative measures.

Our indebtedness impacts our flexibility in operating our business and could have important consequences for our business and operations, including the following: (i) it may make us more vulnerable to downturns in our business or the economy; (ii) a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes; (iii) it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and (iv) it may adversely affect the terms under which suppliers provide goods and services to us. As further described in “Item 10. Additional Information–C. Material Contracts,” on March 25, 2013 we refinanced our $200 million term loan (the “Original Term Loan”) (€151 million at the 2012 year-end exchange rate) by entering into a seven-year term loan in the aggregate principal amount of $360 million and €75 million (equivalent to €336 million in the aggregate at the 2013 year-end exchange rate) (the “New Term Loan” or “Term Loan”). By increasing our indebtedness as a result of the refinancing, we have made ourselves more susceptible to the risks discussed above.

If we are unable to meet our debt service obligations and pay our expenses, we may be forced to reduce or delay business activities and capital expenditures, sell assets, obtain additional debt or equity capital, restructure or refinance all or a portion of our debt before maturity or take other measures. Such measures may materially adversely affect our business. If these alternative measures are unsuccessful, we could default on our obligations, which could result in the acceleration of our outstanding debt obligations and could have a material adverse effect on our business, results of operations and financial condition.

The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition.

Our indebtedness contains, and any future indebtedness we may incur would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on our ability to, among other things: (i) incur or guarantee additional debt; (ii) pay dividends and make other restricted payments; (iii) create or incur certain liens; (iv) make certain loans, acquisitions or investments; (v) engage in sales of assets and subsidiary stock; (vi) enter into transactions with affiliates; (vii) transfer all or substantially all of our assets or enter into merger or consolidation transactions; and (viii) enter into sale and lease-back transactions. In addition, our Term Loan requires us to maintain a consolidated secured net leverage ratio of no more than 3.00 to 1.00. As a result of these covenants, we may be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

A failure to comply with our debt covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on our business, results of operations and financial condition. If we default under our indebtedness, we may not be able to borrow additional amounts and our lenders could, in certain circumstances, elect to declare all outstanding borrowings, together with accrued and unpaid interest and fees, to be due and payable, or take other remedial actions. Our existing indebtedness also contains cross-default provisions, which means that if an event of default occurs under certain material indebtedness, such event of default will trigger an event of default under our other indebtedness. If our indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full and our lenders could foreclose on our pledged assets. See “Item 10. Additional Information–C. Material Contracts.”

Our variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

A portion of our indebtedness is subject to variable rates of interest and exposes us to interest rate risk. See “Item 10. Additional Information–C. Material Contracts.” If interest rates increase, our debt service obligations on the variable rate indebtedness would increase, resulting in a reduction of our net income, even though the amount borrowed would remain the same.

We could be required to make unexpected contributions to our defined benefit pension plans as a result of adverse changes in interest rates and the capital markets.

Most of our pension obligations relate to funded defined benefit pension plans for our employees in the United States and Switzerland, unfunded pension benefits in France and Germany, and lump sum indemnities payable to our employees in France and Germany upon retirement or termination. Our pension plan assets consist primarily of funds invested in listed stocks and bonds. Our estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate a number of assumptions, including interest rates used to discount future benefits. Our results of operations, liquidity or shareholders’ equity in a particular period could be materially adversely affected by capital market returns that are less than their assumed long-term rate of return or a decline in the rate used to discount future benefits. If the assets of our pension plans do not achieve assumed investment returns for any period, such deficiency could result in one or more charges against our earnings for that period. In addition, changing economic conditions, poor pension investment returns or other factors may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.

A substantial percentage of our workforce is unionized or covered by collective bargaining agreements that may not be successfully renegotiated.

A significant number of our employees (approximately 80% of our total headcount) are represented by unions or equivalent bodies or are covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Although we believe that we will be able to successfully negotiate new collective bargaining agreements when the current agreements expire, these negotiations may not prove successful, may result in a significant increase in the cost of labor, or may break down and result in the disruption or cessation of our operations.

We could experience labor disputes and work stoppages that could disrupt our business and have a negative impact on our financial condition and results of operations.

From time to time, we may experience labor disputes and work stoppages at our facilities. For example, we experienced work stoppages and labor disturbances at our Ravenswood facility in 2012 in conjunction with the renegotiation of the collective bargaining agreement. Additionally, we experienced work stoppages and labor disturbances at our Issoire and Neuf-Brisach facilities in November 2013 and resumed normal operations in early December 2013. Existing collective bargaining agreements, mainly in Europe, may not prevent a strike or work stoppage at our facilities in the future. Any such stoppages or disturbances may have a negative impact on our financial condition and results of operations by limiting plant production, sales volumes, profitability and operating costs.

The loss of certain members of our management team may have a material adverse effect on our operating results.

Our success will depend, in part, on the efforts of our senior management and other key employees. These individuals possess sales, marketing, engineering, technical, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers or other key employees, our ability to operate and expand our business, improve our operations, develop new products, and, as a result, our financial condition and results of operations, may be negatively affected. Moreover, the pool of qualified individuals is highly competitive, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees, should the need arise.

In addition, in light of demographic trends in the labor markets where we operate, we expect that our factories will be confronted with high levels of natural attrition in the coming years due to retirements. Strategic workforce planning will be a challenge to ensure a controlled exit of skills and competencies and the timely acquisition of new talent and competencies, in line with changing technological and industrial needs.

We have a short history as a standalone company which may pose operational challenges to our management.

Our management team has faced and could continue to face operational and organizational challenges and costs related to establishing ourselves and operating as a standalone company, such as establishing various corporate functions, formulating policies, preparing standalone financial statements and integrating the management team. These challenges may divert their attention from running our core business or otherwise materially adversely affect our operating results.

If we do not adequately maintain and evolve our financial reporting and internal controls, we may be unable to accurately report our financial results or prevent fraud and may, as a result, become subject to sanctions by the Securities and Exchange Commission (the “SEC”). Establishing effective internal controls may also result in higher than anticipated operating expenses.

We will need to continue to improve existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future, especially because we lack a history of operations as a standalone entity. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures and controls, or the obsolescence of existing financial control systems, could harm our ability to accurately forecast sales demand and record and report financial and management information on a timely and accurate basis.

Moreover, to comply with our obligations as a public company under Section 404 of the Sarbanes-Oxley Act of 2002, we must enhance and maintain our internal controls. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We are in the process of refining and enhancing our internal controls to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting, starting with our annual report for the year ending December 31, 2014. We are working to establish internal controls that will facilitate compliance with these requirements, and we may accordingly experience higher than anticipated operating expenses, as well as increased independent registered public accounting firm fees as we continue our compliance efforts.

If we fail to comply with the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigations by regulatory authorities such as the SEC. If we do not adequately implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements.

We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the trading price of our ordinary shares. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our ordinary shares may be materially adversely affected.

We may not be able to adequately protect proprietary rights to our technology.

Our success depends in part upon our proprietary technology and processes. We believe that our intellectual property has significant value and is important to the marketing of our products and maintaining our competitive advantage. Although we attempt to protect our intellectual property rights both in the United States and in foreign countries through a combination of patent, trademark, trade secret and copyright laws, as well as through confidentiality and nondisclosure agreements and other measures, these measures may not be adequate to fully protect our rights. For example, we have a growing presence in China, which historically has afforded less protection to intellectual property rights than the United States or the Netherlands. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We have applied for patent protection relating to certain existing and proposed products and processes. While we generally apply for patents in those countries where we intend to make, have made, use or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved. We also cannot assure you that the patents issuing as a result of our foreign patent applications will have the same scope of coverage as our United States patents. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

We may institute or be named as a defendant in litigation regarding our intellectual property and such litigation may be costly and divert management’s attention and resources.

Any attempts to enforce our intellectual property rights, even if successful, could result in costly and prolonged litigation, divert management’s attention and resources, and materially adversely affect our results of operations and cash flows. The unauthorized use of our intellectual property may adversely affect our results of operations as our competitors would be able to utilize such property without having had to incur the costs of developing it, thus potentially reducing our relative profitability.

Furthermore, we may be subject to claims that we have infringed the intellectual property rights of another. Even if without merit, such claims could result in costly and prolonged litigation, cause us to cease making, licensing or using products or technologies that incorporate the challenged intellectual property, require us to redesign, reengineer or rebrand our products, if feasible, divert management’s attention and resources, and materially adversely affect our results of operations and cash flows. We may also be required to enter into licensing agreements in order to continue using technology that is important to our business, or we may be unable to obtain license agreements on acceptable terms, either of which could negatively affect our financial position, results of operations and cash flows.

Failure to protect our information systems against cyber-attacks or information security breaches could have a material adverse effect on our business.

Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our information systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses. As cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures or to investigate and remediate any information security vulnerabilities.

Current liabilities under, as well as the cost of compliance with, environmental, health and safety laws could increase our operating costs and negatively affect our financial condition and results of operations.

Our operations are subject to federal, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. At December 31, 2013, we had close-down and environmental restoration costs provisions of €48 million. Future environmental regulations could impose stricter compliance requirements on the industries in which we operate. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance.

Financial responsibility for contaminated property can be imposed on us where current operations have had an environmental impact. Such liability can include the cost of investigating and remediating contaminated soil or ground water, fines and penalties sought by environmental authorities, and damages arising out of personal injury, contaminated property and other toxic tort claims, as well as lost or impaired natural resources. Certain environmental laws impose strict, and in certain circumstances joint and several, liability for certain kinds of matters, such that a person can be held liable without regard to fault for all of the costs of a matter even though others were also involved or responsible.

We have accrued, and expect to accrue, costs relating to the above matters that are reasonably expected to be incurred based on available information. However, it is possible that actual costs may differ, perhaps significantly, from the amounts expected or accrued. Similarly, the timing of those expenditures may occur faster than anticipated. These differences could negatively affect our financial position, results of operations and cash flows.

Other legal proceedings or investigations, or changes in applicable laws and regulations, could increase our operating costs and negatively affect our financial condition and results of operations.

We may from time-to-time be involved in, or be the subject of, disputes, proceedings and investigations with respect to a variety of matters, including matters related to personal injury, intellectual property, employees, taxes, contracts, anti-competitive or anti-corruption practices as well as other disputes and proceedings that arise in the ordinary course of business. It could be costly to address these claims or any investigations involving them, whether meritorious or not, and legal proceedings and investigations could divert management’s attention as well as operational resources, negatively affecting our financial position, results of operations and cash flows. Additionally, as with the environmental laws and regulations, other laws and regulations which govern our business are subject to change at any time. Compliance with changes to existing laws and regulations could have a material adverse effect on our financial position, results of operations and cash flows.

Product liability claims against us could result in significant costs and could materially adversely affect our reputation and our business.

If any of the products that we sell are defective or cause harm to any of our customers, we could be exposed to product liability lawsuits and/or warranty claims. If we were found liable under product liability claims or are obligated under warranty claims, we could be required to pay substantial monetary damages. Even if we successfully defend ourselves against these types of claims, we could still be forced to spend a substantial amount of money in litigation expenses, our management could be required to devote significant time and attention to defending against these claims, and our reputation could suffer, any of which could harm our business.

Our operations present significant risk of injury or death.

Because of the heavy industrial activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by national, state and local agencies responsible for employee health and safety, which has from time to time levied fines against us for certain isolated incidents. While such fines have not been material and we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee death or injury that may occur in the future, and any such incidents may materially adversely impact our reputation.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, casualty and workers’ compensation insurance, but such insurance does not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including liabilities for environmental compliance or remediation. In addition, from time to time, various types of insurance for companies in our industries have not been available on commercially acceptable terms or, in some cases, have not been available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Increases in our effective tax rate and exposures to additional income tax liabilities due to audits could materially adversely affect our business.

We operate in multiple tax jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws in any given jurisdiction, our ability to use net operating loss and tax credit carry forwards and other tax attributes, changes in geographical allocation of income and expense, and our judgment about the realizability of deferred tax assets. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.

In addition, due to the size and nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to positions we assert on our income tax and withholding tax returns. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable, other non-current liabilities or deferred income tax liabilities, as appropriate, and updated over time as more information becomes available. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect. We are currently subject to audit and review in a number of jurisdictions in which we operate, and further audits may commence in the future.

Our historical financial information presented in this Annual Report may not be representative of future results.

Due to inherent uncertainties of our business, the historical financial information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future. Past performance is not necessarily an indicator of future performance. In addition, our financial results as a subsidiary of Rio Tinto may not be indicative of our results as a standalone company, as they may not be directly comparable.

We are a foreign private issuer under the U.S. securities laws within the meaning of the New York Stock Exchange (“NYSE”) rules. As a result, we qualify for and rely on exemptions from certain corporate governance requirements and may rely on other exemptions available to us in the future.

As a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE, including that (i) a majority of the board of directors consists of independent directors; (ii) the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Foreign private issuers are also exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to file quarterly reports on Form 10-Q and to distribute a proxy statement pursuant to Exchange Act Section 14 in connection with the solicitation of proxies for shareholder meetings.

We rely on the exemptions for foreign private issuers and follow Dutch corporate governance practices in lieu of some of the NYSE corporate governance rules specified above. We currently rely on exemptions from the requirements set out in (i), (ii) and (iii) above, but in the future, we may change what home country corporate governance practices we follow, and, accordingly, which exemptions we rely on from the NYSE requirements. So long as we qualify as a foreign private issuer, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Although we expect that we will continue to maintain our status as a foreign private issuer, we could lose our foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, including proxy statements pursuant to Section 14 of the Exchange Act. These SEC disclosure requirements are more detailed and extensive than the forms available to a foreign private issuer. In addition, our directors, officers and 10% owners would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs.

In addition, we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements that are available to foreign private issuers. In particular, within six months of losing our foreign private issuer status we would be required to have a majority of independent directors and a nominating/corporate governance committee and a compensation committee comprised entirely of independent directors, unless other exemptions are available under the NYSE rules. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business and financial results.

We do not comply with all the provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

We are subject to the Dutch Corporate Governance Code, which applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NYSE and Euronext Paris. The Dutch Corporate Governance Code contains principles and best practice provisions for boards of directors, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The Dutch Corporate Governance Code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the Dutch Corporate Governance Code and, if they do not comply with those provisions, to give the reasons for such noncompliance. The principles and best practice provisions apply to the board (relating to, among other matters, the board’s role and composition, conflicts of interest and independence requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and obligations of a company to provide information to its shareholders), and financial reporting (such as external auditor and internal audit requirements). We have decided not to comply with a number of the provisions of the Dutch Corporate Governance Code because such provisions conflict, in whole or in part, with the corporate governance rules of NYSE and U.S. securities laws that apply to our company whose ordinary shares are traded on the NYSE, or because such provisions do not reflect best practices of global companies listed on the NYSE. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the Dutch Corporate Governance Code. See “Item 16G. Corporate Governance—Dutch Corporate Governance Code.”

The market price of our ordinary shares may fluctuate significantly, and you could lose all or part of your investment.

The market price of our ordinary shares may be influenced by many factors, some of which are beyond our control and could result in significant fluctuations, including: (i) the failure of financial analysts to cover our ordinary shares, changes in financial estimates by analysts or any failure by us to meet or exceed any of these estimates; (ii) actual or anticipated variations in our operating results; (iii) announcements by us or our competitors of significant contracts or acquisitions; (iv) the recruitment or departure of key personnel; (v) regulatory and litigation developments; (vi) developments in our industry; (vii) future sales of our ordinary shares; and (viii) investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’

securities, securities class action litigation has been instituted against these companies. If any such litigation is instituted against us, it could materially adversely affect our business, results of operations and financial condition.

Our recent transformation into a public company may significantly increase our operating costs and disrupt the regular operations of our business.

Prior to our IPO, our business historically operated as a privately owned company, and therefore we have incurred and expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded ordinary shares. We have incurred and will continue to incur increased costs or costs that we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, directors and officers liability insurance, investor relations and various other costs of a public company. The additional demands associated with being a public company may disrupt the regular operations of our business by diverting the attention of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to identify and complete business opportunities and increasing the difficulty we face in both retaining professionals and managing and growing our businesses. Any of these effects could materially harm our business, results of operations and financial condition.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, as well as rules implemented by the SEC and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have a material adverse impact on our ability to recruit and bring on qualified independent directors.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. In addition, the sale of our ordinary shares by our officers and directors in the public market, or the perception that such sales may occur, could cause the market price of our ordinary shares to decline. Prior to the completion of our IPO, we amended our memorandum and articles of association (the “Amended and Restated Articles of Association”) to provide authorization to issue up to 398,500,000 Class A ordinary shares and 1,500,000 Class B ordinary shares. A total of 104,076,718 Class A ordinary shares and 950,337 Class B ordinary shares are outstanding as of December 31, 2013. We may issue ordinary shares or other securities from time to time as consideration for, or to finance, future acquisitions and investments or for other capital needs. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our ordinary shares. If any such acquisition or investment is significant, the number of ordinary shares or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial and may result in additional dilution to our shareholders. We may also grant registration rights covering ordinary shares or other securities that we may issue in connection with any such acquisitions and investments.

Any shareholder acquiring 30% or more of our voting rights may be required to make a mandatory takeover bid or be subject to voting restrictions.

Under Dutch law, if a party directly or indirectly acquires control of a Dutch company, all or part of whose shares are admitted to trading on a regulated market, that party may be required to make a public offer for all other shares of the company (mandatory takeover bid). “Control” is defined as the ability to exercise, whether or not in concert with others, at least 30% of the voting rights at a general meeting of shareholders. Controlling shareholders existing before an offering are generally exempt from this requirement, unless their controlling interest drops below 30% and then increases again to 30% or more. The purpose of this requirement is to protect the interests of minority shareholders. Any shareholder acquiring 30% or more of our voting rights may be limited in its ability to vote on our ordinary shares.

Provisions of our organizational documents and applicable law may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their ordinary shares or to make changes in our board of directors.

Several provisions of our Amended and Restated Articles of Association and the laws of the Netherlands could make it difficult for our shareholders to change the composition of our board of directors, thereby preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger, consolidation or acquisition that shareholders may consider favorable. Provisions of our Amended and Restated Articles of Association impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These anti-takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may materially adversely affect the market price of our ordinary shares and your ability to realize any potential change of control premium.

Our general meeting of shareholders has empowered our board of directors to issue shares and restrict or exclude preemptive rights on those shares for a period of five years. Accordingly, an issue of new shares may make it more difficult for a shareholder to obtain control over our general meeting of shareholders.

In addition, because certain of our products may have applications in the defense sector, we may be subject to rules and regulations in France and other jurisdictions that could impede or discourage a takeover or other change in control of Constellium or its subsidiaries. In particular, Constellium supplies aluminum alloy products, such as plates, sheets, profiles, tubes and castings, and related services and R&D activities in connection with aerospace and defense programs in France. As a result, a controlling investment in Constellium or certain of its French subsidiaries, or the purchase of assets constituting a business that produces products or provides services with applications in the defense sector, by a company or individual that is considered to be foreign or non-resident in France may be subject to the French Monetary and Financial Code, which requires prior authorization of the French Ministry of Economy.

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain directors, officers and experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court. Under current practice however, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if (i) that judgment resulted from legal proceedings that are compatible with Dutch notions of due process, (ii) that judgment does not contravene public policy of the Netherlands and (iii) the jurisdiction of the United States federal or state court has been based on internationally accepted principles of private international law.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or members of our board of directors, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

Our corporate affairs are governed by our Amended and Restated Articles of Association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See “Item 16G. Corporate Governance—Dutch Corporate Governance Code.”

Although shareholders have the right to approve legal mergers or demergers, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a legal merger or demerger of a company. In addition, if a third party is liable to a Dutch company, under Dutch law shareholders generally do not have the right to bring an action on behalf of the company or to bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their stock. Only in the event that the cause of liability of such third party to the company also constitutes a tortious act directly against such stockholder and the damages sustained are permanent, may that stockholder have an individual right of action against such third party on its own behalf to recover damages. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective, as stated in its articles of association, is to protect the rights of persons having similar interests, may institute a collective action. The collective action cannot result in an order for payment of monetary damages but may result in a declaratory judgment (verklaring voor recht), for example, declaring that a party has acted wrongfully or has breached a fiduciary duty. The foundation or association and the defendant are permitted to reach (often on the basis of such declaratory judgment) a settlement that provides for monetary compensation for damages. A designated Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party, within the period set by the court, may also individually institute a civil claim for damages if such injured party is not bound by a collective agreement.

The provisions of Dutch corporate law and our Amended and Restated Articles of Association have the effect of concentrating control over certain corporate decisions and transactions in the hands of our board of directors. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of the board of directors than if we were incorporated in the United States.

Exchange rate fluctuations may adversely affect the foreign currency value of the ordinary shares and any dividends.

The ordinary shares are quoted in U.S. dollars on the NYSE and in euros on Euronext Paris. Our financial statements are prepared in euros. Fluctuations in the exchange rate between euros and the U.S. dollar will affect, among other matters, the U.S. dollar value and the euro value of the ordinary shares and of any dividends.

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We may have limited, and may never obtain significant, research coverage by securities and industry analysts. If no additional securities or industry analysts commence coverage of our company, the trading price for our shares could be negatively affected. In the event we obtain additional securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our share price will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our shares could decrease, which could cause our stock price or trading volume to decline.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could subject U.S. investors in our ordinary shares to significant adverse U.S. federal income tax consequences.

A foreign corporation will be a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”) in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income,” or (ii) at least 50% of its assets produce or are held for the production of “passive income.” For this purpose, “passive income” generally includes dividends, interest, royalties and rents and certain other categories of income, subject to certain exceptions. We believe that we will not be a PFIC for the current taxable year and that we have not been a PFIC for prior taxable years and we expect that we will not become a PFIC in the foreseeable future, although there can be no assurance in this regard. The determination of whether we are a PFIC is a fact-intensive determination that includes ascertaining the fair market value (or, in certain circumstances, tax basis) of all of our assets on a quarterly basis and the character of each item of income we earn. This determination is made annually and cannot be completed until the close of a taxable year. It depends upon the portion of our assets (including goodwill) and income characterized as passive under the PFIC rules. Accordingly, it is possible that we may become a PFIC due to changes in our income or asset composition or a decline in the market value of our equity. Because PFIC status is a fact-intensive determination, no assurance can be given that we are not, have not been, or will not become, classified as a PFIC.

If we were to be classified as a PFIC in any taxable year, U.S. Holders (as defined in “Item 10. Additional information—E. Material U.S. Federal Income Tax Consequences”) generally would be subject to special tax rules that could result in materially adverse U.S. federal income tax consequences. Further, prospective investors should assume that a “qualified electing fund” election, which, if made, could serve as an alternative to the general PFIC rules and could reduce any adverse consequences to U.S. Holders if we were to be classified as a PFIC, will not be available because we do not intend to provide U.S. Holders with the information needed to make such an election. A mark-to-market election may be available, however, if our ordinary shares are regularly traded. For more information, see “Item 10. Additional information—E. Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Consequences” and consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, owning or disposing of our ordinary shares if we are or become classified as a PFIC.

Item 4. Information on the Company

A. History and Development of the Company

Constellium Holdco B.V. (formerly known as Omega Holdco B.V.) was incorporated as a Dutch private limited liability company on May 14, 2010. Constellium Holdco B.V. was formed to serve as the holding company for various entities comprising the Alcan Engineered Aluminum Products business unit (the “AEP Business”), which Constellium acquired from affiliates of Rio Tinto on January 4, 2011 (the “Acquisition”).

Upon completion of the Acquisition on January 4, 2011, Constellium Holdco B.V.’s principal shareholders were investment funds affiliated with, or co-investment vehicles that were managed (or the general partners of which were managed) by subsidiaries of, Apollo Global Management, LLC (Apollo Global Management, LLC and its subsidiaries collectively, or any one of such entities individually, “Apollo”), a leading global alternative investment manager; affiliates of Rio Tinto; and Bpifrance Participations (f/k/a Fonds Stratégique d’Investissements), a société anonyme incorporated under the laws of the Republic of France, which is a French public investment fund specializing in the business of equity financing via direct investments or fund of funds (“Bpifrance”). Bpifrance is a wholly-owned subsidiary of BPI-Groupe (bpifrance), a French financial institution jointly owned and controlled by the Caisse des Dépôts et Consignations, a French special public entity (établissement special) and EPIC BPI-Groupe, a French public institution of industrial and commercial nature. As used in this Annual Report, the term “Apollo Funds” means investment funds affiliated with, or co-investment vehicles that are managed (or the general partners of which are managed) by Apollo; the term “Rio Tinto” refers to Rio Tinto or an affiliate of Rio Tinto; and the term “Bpifrance” means Bpifrance Participations (f/k/a Fonds Stratégique d’Investissements) or other entities affiliated with Bpifrance. Apollo Funds, Rio Tinto and Bpifrance held 51%, 39% and 10%, respectively, of the outstanding shares of Constellium Holdco B.V. at the closing of the Acquisition and in the aggregate subscribed for a total of $125 million of equity in Constellium.

As of December 31, 2013, approximately 4.0% of the outstanding shares of Constellium Holdco B.V. were held by Omega Management GmbH & Co. KG (“Management KG”), which was formed in connection with a management equity plan to facilitate equity ownership by Constellium’s management team. Under the terms of the management equity plan described in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” a total of 55 of our current and former directors, officers and employees invested in the company at the time of establishment of the plan.

At the closing of the Acquisition, Apollo Omega (Lux) S.à r.l. (“Apollo Omega”) and Bpifrance also committed to provide a $275 million (€212 million) delayed draw bridge term loan to Constellium Holdco B.V., of which $185 million (€143 million at the 2011 year-end exchange rate) was drawn at and following such closing to fund various one-time, non-recurring costs expected in the first 18-months post-closing. The amounts outstanding under this term loan were subsequently repaid in full, and this term loan was terminated in connection with Constellium’s entry into the Original Term Loan described below.

On October 10, 2011, we and Rio Tinto agreed on certain post-closing purchase price adjustments that resulted in a net payment by Rio Tinto to Constellium Holdco B.V. of $6 million (€4 million) plus a settlement of inter-company balances of $6 million (€4 million). We received a net amount of $12 million (€9 million). On December 30, 2011, we disposed of substantially all of our interests in AIN, our specialty chemicals and raw materials supply chain services division, to CellMark AB.

On May 25, 2012, we secured external financing from a group of lenders in the form of a six-year term loan for $200 million (€151 million at the 2012 year-end exchange rate). Proceeds from the Original Term Loan were used to repay the term loan facility provided by Apollo Omega and Bpifrance discussed above. Concurrently, we entered into a new revolving credit facility (“ABL”) in the United States replacing the previous facility. See “Item 10. Additional Information–C. Material Contracts.”

On March 25, 2013, we refinanced the Original Term Loan with the proceeds of a seven-year term loan in the aggregate amount of $360 million and €75 million borrowed by Constellium Holdco B.V. and Constellium France S.A.S. from a group of lenders. The proceeds from the Term Loan were used to repay the Original Term Loan (which facility was thereafter terminated) and pay fees and expenses associated with the refinancing and the remainder was used to fund distributions to our shareholders of record prior to completion of our IPO of approximately €250 million in the aggregate.

On March 28, 2013, we made a distribution of share premium to our Class A and Class B1 shareholders of €103 million and an additional distribution to our Class B2 shareholders of €392,000 on May 21, 2013.

Our board of directors further approved a distribution of profits of an additional €147 million to our existing pre-IPO Class A, Class B1 and Class B2 shareholders. Due to certain European tax and accounting restrictions, however, we did not anticipate being able to pay such additional distribution to such shareholders until after the completion of the IPO. Consequentially, in order to facilitate the payment of such distribution, we issued preference shares to our existing Class A, Class B1 and Class B2 shareholders. These preference shares entitled them to receive distributions in priority to ordinary shareholders in the aggregate amount of approximately €147 million in proportion to their percentage immediately prior to the completion of the IPO. We were able to make such distribution of €147 million on May 21, 2013 and the preference shares were acquired by the Company for no consideration on May 29, 2013. Our Amended and Restated Articles of Association and Dutch law provide that so long as the preference shares are held by the Company, they will have no voting rights and no right to profits.

On May 16, 2013, we effected a pro rata share issuance of Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares to our existing shareholders, which we implemented through the issuance of 22.8 new Class A ordinary shares, 22.8 Class B1 ordinary shares and 22.8 Class B2 ordinary shares for each outstanding Class A, Class B1 and Class B2 ordinary share, respectively. As a result, the Company issued an aggregate amount of 83,945,965 additional Class A ordinary shares, 815,252 additional Class B1 ordinary shares and 923,683 additional Class B2 ordinary shares, nominal value €0.02 per share, prior to consummation of the IPO. The pro rata share issuance was undertaken in order to provide an appropriate per-share valuation in respect of the offering price for our IPO.

On May 21, 2013, Constellium Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium N.V. In connection with the conversion, each Class A and Class B1 ordinary share of Constellium Holdco B.V. was converted into a Class A ordinary share of Constellium N.V. and each Class B2 ordinary share of Constellium Holdco B.V. was converted into a Class B share of Constellium N.V. Any references to Dutch law and the Amended and Restated Articles of Association are references to Dutch law and the articles of association of the Company as applicable following the conversion.

On May 29, 2013, we completed our IPO of 22,222,222 of our Class A ordinary shares at a price to the public of $15.00 per share. A total of 13,333,333 Class A ordinary shares were offered by us and a total of 8,888,889 Class A ordinary shares were offered by Apollo Funds and Rio Tinto. On June 24, 2013, the underwriters of our IPO exercised their over-allotment option to purchase from us an additional 2,251,306 Class A ordinary shares at a public offering price of $15.00 per share less the underwriting discount. The exercise of the over-allotment option brought the total number of Class A ordinary shares sold in the IPO to 24,473,528.

In connection with our IPO, Apollo Funds and Rio Tinto entered into an agreement with Bpifrance pursuant to which Bpifrance agreed to place an order to purchase approximately 4.4 million Class A ordinary shares at a per share price equal to the public offering price. Apollo Funds and Rio Tinto agreed to use best efforts to cause the underwriters to allocate such number of shares to Bpifrance.

On November 14, 2013, we completed a secondary public offering of 17,500,000 of our Class A ordinary shares at a price to the public of $17.00 per share. The shares were offered by Rio Tinto and Management KG. On November 8, 2013, the underwriters of this secondary public offering exercised their option to purchase from Rio Tinto an additional 2,625,000 Class A ordinary shares at a public offering price of $17.00 per share less the underwriting discount. The exercise of the purchase option brought the total number of Class A ordinary shares sold in this secondary public offering to 20,125,000.

On December 16, 2013, we completed another secondary public offering of 8,345,713 of our Class A ordinary shares at a price to the public of $19.80 per share. The shares were offered by Rio Tinto. On December 12, 2013, the underwriter of this secondary public offering exercised its option to purchase from Rio Tinto an additional 1,251,847 Class A ordinary shares at a public offering price of $19.80 per share less the underwriting discount. The exercise of the purchase option brought the total number of Class A ordinary shares sold in this secondary public offering to 9,597,560. After completion of this offering, Rio Tinto held only 10 of our ordinary shares as described in “Item 7. Major Shareholders and Related Party Transactions.”

On February 10, 2014, we completed a third secondary public offering of 25,000,000 of our Class A ordinary shares at a price to the public of $22.50 per share. The shares were offered by Apollo Funds.

On March 10, 2014, we completed a fourth secondary public offering of 12,561,475 of our Class A ordinary shares at a price to the public of $27.75 per share. The shares were offered by Apollo Funds. After this offering, Apollo Funds ceased to hold any of our ordinary shares.

The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands, and our telephone number is +31 20 654 97 80. The address for our agent for service of process in the United States is Corporation Service Company, 80 State Street, Albany, NY 12207-2543, and its telephone number is (518) 433-4740.

B. Business Overview

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the aerospace, packaging and automotive end-markets. We have a strategic footprint of manufacturing facilities located in the United States, Europe and China. Our business model is to add value by converting aluminum into semi-fabricated products. We believe we are the supplier of choice to numerous blue-chip customers for many value-added products with performance-critical applications. Our product portfolio commands higher margins as compared to less differentiated, more commoditized fabricated aluminum products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

As of December 31, 2013, we operated 23 production facilities, 10 administrative and commercial sites and one R&D center, and have approximately 8,600 employees. We believe our portfolio of flexible and integrated facilities is among the most technologically advanced in the industry. It is our view that our established presence in the United States and Europe and our growing presence in China strategically position us to service our global customer base. For example, based on information available to us as an industry participant, we believe we are one of only two suppliers of aluminum products to the aerospace market with facilities in both the United States and Europe. We believe this gives us a key competitive advantage in servicing the needs of our aerospace customers, including Airbus S.A.S. (“Airbus”) and The Boeing Company (“Boeing”). We believe our well-invested facilities combined with more than 50 years of manufacturing experience, quality and innovation and pre-eminent R&D capabilities have put us in a leadership position in our core markets.

We seek to sell to end-markets that have attractive characteristics for aluminum, including (i) higher margin products, (ii) stability through economic cycles, and (iii) favorable growth fundamentals supported by customer order backlogs in aerospace and substitution trends in automotive and European can sheet. We are the leading global supplier of aluminum aerospace plates, the leading European supplier of can body stock and a leading global supplier of automotive structures. Our unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our relationships with our top 20 customers average over 25 years. Our customer base includes market leading firms in aerospace, automotive, and packaging, like Airbus, Boeing, Rexam PLC (“Rexam”), Ball Corporation, Crown Holdings, Inc. and several premium automotive original equipment manufacturers (“OEMs”), including BMW AG, Mercedes-Benz and Volkswagen AG. We believe that we are a “mission critical” supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers.

Our business also features relatively countercyclical cash flows. During an economic downturn, lower demand causes our sales volumes to decrease, which results in a corresponding reduction in our inventory levels, a reduction in our working capital requirements and a positive impact on our operating cash flows. As a result, operating cash flows become positive. We believe this helps to drive robust free cash flow across cycles and provides significant downside protection for our liquidity position in the event of a downturn. For example, in 2009 during the last prolonged downturn in demand, our volumes declined from 1,058 kt to 868 kt. This decline resulted in a €276 million reduction of our total working capital, mainly driven by inventory reductions of €213 million and a positive operating cash flow from continuing operations of approximately €181 million.

For the years ended December 31, 2013, 2012 and 2011, we shipped approximately 1,025kt, 1,033 kt and 1,058 kt of finished products, generated revenues of €3,495 million, €3,610 million and €3,556 million, generated net income of €100 million, €141 million and incurred net losses of €178 million, respectively, and generated Adjusted EBITDA of €280 million, €223 million and €156 million, respectively. The financial performance for the year ended December 31, 2013 represented a 1% decrease in shipments, a 3% decrease in revenues and a 26% increase in Adjusted EBITDA from the prior year. Please see the reconciliation of Adjusted EBITDA in “Item 5. Operating and Financial Review and Prospects–Covenant Compliance and Financial Ratios.”

Our objective is to expand our leading position as a supplier of high value-added, technologically advanced products in which we believe that we have a competitive advantage through the following business strategies:

•	Continue to target investment in high-return opportunities in our core markets (aerospace, packaging and automotive), with the goal of driving growth and profitability.

•	Focus on higher margin, technologically advanced products that facilitate long-term relationships as a “mission critical” supplier to our customers.

•	Continue to differentiate our products, with the goal of maintaining our leading market positions and remaining a supplier of choice to our customers.

•	Build a global footprint with a focus on gaining scale in Europe and the United States as well as expanding in Asia.

•	Establish best-in-class operations through Lean manufacturing.

Recent Developments

Body-in-White Investment

On January 15, 2014, we announced that we plan to invest up to €200 million over the next three years to further grow our European Body-in-White business. Our investment is expected to run from 2014 through the end of 2016. In Phase 1, we plan to increase production capacity at our Neuf-Brisach facility in France and start Body-in-White production at our Singen facility in Germany by revamping its continuous annealing line. By 2016, we expect to add up to 40,000 tons to our current capacity with the first Body-in-White coils produced in Singen expected to be as early as mid-2014. In Phase 2, we plan to add a new continuous annealing and conversion line in Europe with a targeted capacity of 100,000 tons, with the aim to start commissioning in the second half of 2016.

Body-in-White Joint Venture

On January 23, 2014, we announced that Constellium and UACJ Corporation (“UACJ”), through Tri-Arrows Aluminum Inc. (“TAA”) (UACJ’s subsidiary with Sumitomo Corporation and Itochu Group), intend to create a joint venture company in the United States to serve the North American market.

The joint venture, in which Constellium expects to own 51% of the equity, is expected to include a continuous heat treatment and conversion line with an initial target capacity of 100,000 tons supplied by cold rolled coils from both partners’ rolling mills. The planned facility is designed to allow for expansion beyond

100,000 tons. The total joint investment by both parties is expected to amount to approximately $150 million. Constellium and UACJ are working to finalize definitive documentation regarding the joint venture by the end of the second quarter 2014. Until such time as definitive agreements are executed, there can be no guarantee that the parties will engage in the joint venture.

New Casthouses in Issoire

On April 8, 2014, we announced that we expect to increase the industrial capacity of our Issoire (France) plant to meet accelerating demand for our AIRWARE® technology. Building on the experience of Constellium’s first casthouse inaugurated in March 2013, which is already producing AIRWARE® at industrial scale, the two new state-of-the-art casthouses are expected to start and ramp-up production in 2015 and 2016 respectively. We believe that these two additional casthouses will allow us to nearly triple our production of advanced solutions based on our AIRWARE® technology.

Table: Overview of Operating Segments (as of December 31, 2013)

	Aerospace & Transportation	Packaging & Automotive Rolled Products	Automotive Structures & Industry
Commercial and Manufacturing Sites	• 15 (France, United States, Switzerland)	• 3 (France, Germany, Switzerland)	• 15 (France, Germany, Switzerland, Czech Republic, Slovakia, United States, China)

Employees (as of December 31, 2013)	• 3,862	• 1,996	• 1,945

Key products	• Aerospace plates and sheets • Aerospace wingskins • Aerospace extruded products • Plates for general engineering • Sheets for transportation applications	• Can Body Stock • Can End Stock • Auto Body Sheet • Closure Stock • Heat Exchangers • Specialty reflective sheet (Bright)	• Extruded products • Soft alloys • Hard alloys • Large profiles • Automotive structures

Key customers	• Aerospace: Airbus, Boeing, Embraer, Dassault, Bombardier, Lockheed Martin • Transport: Ryerson, ThyssenKrupp, FreightCar America, Amari	• Packaging: Rexam, Can-Pack, Ball, Crown, Amcor, Ardagh Group • Automotive: Daimler, Audi, Volkswagen, Valeo, Peugeot S.A.	• Automotive: Audi, BMW, Daimler, Porsche, General Motors, Ford, Benteler, Peugeot S.A. • Rail: Stadler, CAF

Key facilities	• Ravenswood (USA) • Issoire (FR) • Sierre (CH)	• Neuf-Brisach (FR) • Singen (DE)	• Děčín (CZ) • Levice (SK) • Gottmadingen (DE)

Our Operating Segments

Our business is organized into three operating segments: (i) Aerospace & Transportation, (ii) Packaging & Automotive Rolled Products, and (iii) Automotive Structures & Industry.

Operating Segment	Products	Description
Aerospace & Transportation	Rolled Products and Extrusion	Includes the production of rolled and extruded aluminum products for the aerospace market, as well as rolled products for transport and industry end-uses. We produce aluminum plate, sheet and fabricated products in our European and North American facilities. Substantially all of these aluminum products are manufactured to specific customer requirements using direct-chill ingot cast technologies that allow us to use and offer a variety of alloys and products.

Packaging & Automotive Rolled Products	Rolled Products	Includes the production of rolled aluminum products in our French and German facilities. We supply the packaging market with can stock and closure stock for the beverage and food industry, as well as foil stock for the flexible packaging market. In addition we supply products for a number of technically sophisticated applications such as automotive sheet, heat exchangers, and sheet and coils for the building and constructions markets.

Automotive Structures & Industry	Extrusions	Includes the production of hard and soft aluminum alloy extruded profiles in Germany, France, the Czech Republic and Slovakia. Our extruded products are targeted at high demand end-uses in the automotive, engineering, building and construction and other transportation markets (rail and shipbuilding). In addition, we fabricate highly advanced crash-management systems in Germany, the United States and China.

The following charts present our revenues by operating segment and geography for the year ended December 31, 2013:

[1]	Revenue by geographic zone is based on the destination of the shipment.

The following charts present our revenues by operating segment and geography for the year ended December 31, 2012:

[1]	Revenue by geographic zone is based on the destination of the shipment.

The following charts present the percentage of our revenues by operating segment and geography for the year ended December 31, 2011:

[1]	Revenue by geographic zone is based on the destination of the shipment.

Aerospace & Transportation Operating Segment

Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminum and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and precision casting products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. The Aerospace & Transportation operating segment accounted for 34% of our revenues and 45% of Management Adjusted EBITDA for the year ended December 31, 2013.

Principal end-use/ product category	Major Customers	Competitors
• Aerospace plates	• Airbus, Boeing, Dassault, Bombardier, Embraer, Lockheed Martin	• Alcoa, Aleris, Kaiser Aluminum

• General engineering and armor plate	• Thyssenkrupp	• Alcoa, Aleris, Austria Metall

• Sheets for aerospace and transportation	• Airbus, Boeing, Dassault, Ryerson, Amari	• Alcoa, Aleris, Kaiser Aluminum

• Other extrusions	• Airbus, Boeing	• Universal Alloy Corporation

Eight of our manufacturing facilities produce products that are sold via our Aerospace & Transportation operating segment. Our aerospace plate manufacturing facilities in Ravenswood (West Virginia, United States), Issoire (France) and Sierre (Switzerland) offer the full spectrum of plate required by the aerospace industries (alloys, temper, dimensions, pre-machined) and have unique capabilities such as producing some wide and very high gauge plates required for some aerospace programs (civil and commercial).

Downstream aluminum products for the aerospace market require relatively high levels of R&D investment and advanced technological capabilities, and therefore tend to command higher margins compared to more commoditized products. We work in close collaboration with our customers to develop highly engineered solutions to fulfill their specific requirements. For example, we developed AIRWARE®, a lightweight specialty aluminum-lithium alloy, for our aerospace customers to address increasing demand for lighter and more environmentally sound aircraft; it combines optimized density, corrosion resistance and strength in order to achieve up to 25% weight reduction compared to other aluminum products and significantly higher corrosion and fatigue resistance than equivalent composite products. In addition, unlike composite products, any scrap produced in the AIRWARE® manufacturing process can be fully recycled, which reduces production costs. We are the first company to commercialize and produce AIRWARE® on an industrial scale, and the material is currently being used on a number of major aircraft models, including the newest Airbus A350 XWB aircraft, the fuselage of Bombardier’s single-aisle twinjet C-Series short-haul planes, the Airbus A380 and the Boeing 787 Dreamliner. We have also developed Solar Surface® Selfclean, a coating solution used in the solar industry which provides additional performance and functionality of the aluminum by chemically breaking down dirt and contaminants in contact with the surface.

On November 21, 2013, we announced that we have been awarded a multi-year agreement with Boeing to support all of Boeing’s leading commercial airplane programs. With this agreement, we will increase both the scope and range of products we supply. Under the new agreement, we will supply Boeing aluminum products for airframes utilizing our current and advanced-generation aluminum alloys. The products will be supplied from our two major A&T manufacturing sites in Ravenswood, WV, United States and in Issoire, France.

Aerospace products are typically subject to long development and supply lead times and the majority of our contracts with our largest aerospace customers have a term of five years or longer, which provides excellent volume and profitability visibility. In addition, demand for our aerospace products typically correlates directly with aircraft backlogs and build rates. As of December 2013, the backlog reported by Airbus and Boeing for commercial aircraft reached 10,639 units on a combined basis, representing approximately 8 years of production at the current build rates.

Additionally, aerospace products are generally subject to long qualification periods. Aerospace production sites are regularly audited by external certification organizations including the National Aerospace and Defense Contractors Accreditation Program (“NADCAP”) and/or the International Organization for Standardization. NADCAP is a cooperative organization of numerous aerospace OEMs that defines industry-wide manufacturing standards. NADCAP appoints private auditors who grant suppliers like Constellium a NADCAP certification, which customers tend to require. New products or alloys are certified by the OEM that uses the product. Our sites have been qualified by external certification organizations and our products have been qualified by our customers. We are typically able to obtain qualification within 6 months to one year. We believe we are able to obtain such qualifications within that time frame for two main reasons. First, some new product qualifications depend on having older qualifications regarding their alloy, temper or shape which we have already obtained through our long history of working with the main aircraft OEMs. This range of qualifications includes in excess of 100 specifications, some of which we obtained during programs dating back to the 1960s. Second, over the course of the decades that we have been working with the aerospace OEMs, we have invested in a number of capital intensive equipment and R&D programs to be able to qualify to the current industry norms and standards.

Our Ravenswood facility is a critical asset to Constellium and a central element of our strategy. A qualified AIRWARE® platform, it runs what is in our view the industry’s most powerful stretcher and wide coil hot rolling capabilities. Despite historical losses, it has been subject to a very successful turnaround plan and is now profitable.

The following table summarizes our volume, revenues, Management Adjusted EBITDA and Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2013	2012	2011
		(unaudited)
Aerospace & Transportation:
Segment Revenues	1,197	1,182	1,016
Segment Shipments (kt)	244	224	216
Segment Revenues (€/ton)	4,906	5,278	4,704
Segment Management Adjusted EBITDA(1)	103	89	23
Segment Management Adjusted EBITDA(€/ton)	422	397	106
Segment Management Adjusted EBITDA margin (%)(2)	9%	8%	2%
Segment Adjusted EBITDA(3)	120	106	38
Segment Adjusted EBITDA(€/ton)	491	472	176
Segment Adjusted EBITDA margin	10%	9%	4%

(1)	Management Adjusted EBITDA is not a measure defined under IFRS. Please see the reconciliation in “Item 5. Operating and Financial Review and Prospects—Covenant Compliance and Financial Ratios.”
(2)	Management Adjusted EBITDA margin (%) is not a measure defined under IFRS. Management Adjusted EBITDA margin (%) is defined as Management Adjusted EBITDA as a percentage of Segment Revenues.
(3)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Covenant Compliance and Financial Ratios.”

Packaging & Automotive Rolled Products Operating Segment

In our Packaging & Automotive Rolled Products operating segment, we produce and develop customized aluminum sheet and coil solutions. Approximately 58% of operating segment volume for the year ended

December 31, 2013 was in packaging applications, which primarily include beverage and food can stock as well as closure stock and foil stock. The remaining 42% of operating segment volume for that period was in automotive and customized solutions, which include technologically advanced products for the automotive and industrial sectors. Our Packaging & Automotive Rolled Products operating segment accounted for 42% of revenues and 33% of Management Adjusted EBITDA for the year ended December 31, 2013.

Principal end-use/ product category	Major Customers	Competitors
• Can stock	• Rexam, Crown, Ball, Can-Pack, Ardagh Group	• Novelis, Hydro, Alcoa

• Brazing coil and sheet (e.g., heat exchangers)	• Valeo, Denso, Behr, Visteon	• Aleris, Alcoa, Sapa, Hydro

• Automotive body sheet (inner, outer, and structural parts)	• Audi, BMW, Daimler, Peugeot S.A., Renault	• Novelis, Aleris, Hydro

• Foilstock	• Amcor, Comital, Carcano	• Hydro, Novelis

We are the leading European supplier of can body stock and the leading worldwide supplier of closure stock. We are also a major European player in automotive rolled products for Auto Body Sheet (the structural framework of a car), and heat exchangers. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive firms and global industrial companies. Our customer base includes Rexam, Audi AG, Daimler AG, Peugeot S.A., Ball Corporation, Can-Pack S.A., Crown Holdings, Inc., Alanod GmbH & Co. KG, Ardagh Group S.A., Amcor Ltd. and ThyssenKrupp AG. Our automotive contracts are usually valid for the lifetime of a model, which is typically six to seven years.

We have two integrated rolling operations located in Europe’s industrial heartland. Neuf-Brisach, our facility on the border of France and Germany, is, in our view, a uniquely integrated aluminum rolling and finishing facility. Singen, located in Germany, is specialized in high-margin niche applications and has an integrated hot/cold rolling line and high-grade cold mills with special surfaces capabilities that facilitate unique metallurgy and lower production costs. We believe Singen has enhanced our reputation in many product areas, most notably in the area of functional high-gloss surfaces for the automotive, lighting, solar and cosmetic industries, other decorative applications, closure stock, paintstock and foilstock.

Our Packaging & Automotive Rolled Products operating segment has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability. According to CRU International Limited (“CRU”), during the 2008-2009 economic crisis, can stock volumes decreased by 10% in 2009 versus 2007 levels as compared to a 24% decline for flat rolled aluminum products volumes in aggregate during the same period. This demonstrates that demand for beverage cans tends to be less correlated with general economic cycles. In addition, we believe European can body stock has an attractive long-term growth outlook due to the following trends: (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) increasing use of aluminum in can body stock in the European market, at the expense of steel, and (iv) increasing consumption in Eastern Europe linked to purchasing power growth.

The following table summarizes our volume, revenues, Management Adjusted EBITDA and Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2013	2012	2011
		(unaudited)
Packaging & Automotive Rolled Products:
Segment Revenues	1,472	1,554	1,625
Segment Shipments (kt)	595	606	621
Segment Revenues (€/ton)	2,476	2,566	2,617
Segment Management Adjusted EBITDA(1)	75	80	63
Segment Management Adjusted EBITDA (€/ton)	126	132	101
Segment Management Adjusted EBITDA margin (%)(2)	5%	5%	4%
Segment Adjusted EBITDA(3)	105	92	95
Segment Adjusted EBITDA(€/ton)	176	153	153
Segment Adjusted EBITDA margin	7%	6%	6%

(1)	Management Adjusted EBITDA is not a measure defined under IFRS. Please see the reconciliation in “Item 5. Operating and Financial Review and Prospects—Covenant Compliance and Financial Ratios.”
(2)	Management Adjusted EBITDA margin (%) is not a measure defined under IFRS. Management Adjusted EBITDA margin (%) is defined as Management Adjusted EBITDA as a percentage of Segment Revenues.
(3)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Covenant Compliance and Financial Ratios.”

Automotive Structures & Industry Operating Segment

Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems, side impact beams and cockpit carriers and (ii) soft and hard alloy extrusions and large profiles for automotive, rail, road, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry operating segment accounted for 23% of revenues and 20% of Management Adjusted EBITDA for the year ended December 31, 2013.

Principal end-use/ product category	Major Customers	Competitors
• Soft alloy extrusions	• Peugeot S.A., Renault	• Hydro Aluminum, Sapa Group

• Hard alloy extrusions	• Bosch, Daimler, TRW	• Alcoa, Aleris, Eural, Fuchs, Impol

• Large profiles (urban transport systems, high speed trains, etc.)	• Alstom, AnsaldoBreda, Bombardier, Siemens, Stadler; CAF	• Aleris, Sapa Group

• Automotive Structures	• Audi, Daimler, BMW, Peugeot S.A., Ford, Chrysler; Porsche, General Motors, Fiat	• Benteler, YKK, Magna, Waldaschaff

We believe that we are the second largest provider of aluminum automotive structures in the world and the leading supplier of hard alloys and large profiles for industrial and other transportation markets in Europe. We manufacture automotive structures products for some of the largest European and North American car manufacturers supplying a global market, including Daimler AG, BMW AG, Audi AG, Chrysler Group LLC and Ford Motor Co. We also have a strong presence in soft alloys in France and Germany, with customized solutions for a diversity of end-markets. We recently successfully expanded our Constellium Automotive USA, LLC plant, located in Novi, Michigan, which is producing highly innovative crash-management systems for the automotive market and formed a joint venture in China, Engley Automotive Structures Co., Ltd., which is currently producing aluminum crash-management systems in Changchun and Kunshan, China.

Fifteen of our manufacturing facilities, located in Germany, the United States, the Czech Republic, Slovakia, France, Switzerland and China, produce products sold in our Automotive Structures & Industry operating segment. We believe our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic both provide security of metal supply and contribute to our recycling efforts.

The following table summarizes our volume, revenues, Management Adjusted EBITDA and Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2013	2012	2011
		(unaudited)
Automotive Structures & Industry:
Segment Revenues	805	861	910
Segment Shipments (kt)	191	206	219
Segment Revenues (€/ton)	4,219	4,180	4,155
Segment Management Adjusted EBITDA(1)	46	39	19
Segment Management Adjusted EBITDA (€/ton)	241	190	87
Segment Management Adjusted EBITDA margin (%)(2)	6%	5%	2%
Segment Adjusted EBITDA(3)	59	46	36
Segment Adjusted EBITDA(€/ton)	311	225	164
Segment Adjusted EBITDA margin	7%	5%	4%

(1)	Management Adjusted EBITDA is not a measure defined under IFRS. Please see the reconciliation in “Item 5. Operating and Financial Review and Prospects—Covenant Compliance and Financial Ratios.”
(2)	Management Adjusted EBITDA margin (%) is not a measure defined under IFRS. Management Adjusted EBITDA margin (%) is defined as Management Adjusted EBITDA as a percentage of Segment Revenues.
(3)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Covenant Compliance and Financial Ratios.”

For information on the seasonality of our business see “Item 5. Operating and Financial Review and Prospects—A. Key Factors Influencing Constellium’s Financial Conditions and Results of Operations—Seasonality.”

Our Industry

Aluminum Sector Value Chain

The global aluminum industry consists of (i) mining companies that produce bauxite, the ore from which aluminum is ultimately derived, (ii) primary aluminum producers that refine bauxite into alumina and smelt alumina into aluminum, (iii) aluminum semi-fabricated products manufacturers, including aluminum casters, recyclers, extruders and flat rolled products producers, and (iv) integrated companies that are present across multiple stages of the aluminum production chain.

The price of aluminum, quoted on the LME, is subject to global supply and demand dynamics and moves independently of the costs of many of its inputs. Producers of primary aluminum have limited ability to manage the volatility of aluminum prices and can experience a high degree of volatility in their cash flows and profitability. We do not smelt aluminum, nor do we participate in other upstream activities such as mining or refining bauxite. We recycle aluminum, both for our own use and as a service to our customers.

Rolled and extruded aluminum product prices are generally based on the price of metal plus a conversion fee (i.e., the cost incurred to convert the aluminum into its semi-finished product). The price of aluminum is not a significant driver of our financial performance, in contrast to the more direct relationship of the price of aluminum to the financial performance of primary aluminum producers. Instead, the financial performance of producers of rolled and extruded aluminum products, such as Constellium, is driven by the dynamics in the end markets that they serve, their relative positioning in those markets and the efficiency of their industrial operations.

Aluminum Rolled Products Overview

According to CRU, aluminum rolled products, i.e., sheet, plate and foil, are semi-finished products that constitute almost 50% of all aluminum volumes used. They provide the raw material for the manufacture of finished goods ranging from packaging to automotive body panels. The packaging industry is a major consumer of the majority of sheet and foil for making beverage cans, foil containers and foil wrapping. Sheet is also used extensively in transport for airframes, road and rail vehicles, in marine applications, including offshore platforms, and superstructures and hulls of boats and in building for roofing and siding. Plate is used for airframes, military vehicles and bridges, ships and other large vessels and as tooling plate for the production of plastic products. Foil applications outside packaging include electrical equipment, insulation for buildings, lithographic plate and foil for heat exchangers.

Independent aluminum rolled products producers and integrated aluminum companies alike participate in this market. Our rolling process consists of passing aluminum through a hot-rolling mill and then transferring it to a cold-rolling mill, which can gradually reduce the thickness of the metal down to approximately 0.2-6 mm for sheet or plates, which are thicker than 6 mm.

There are three sources of input metal for aluminum rolled or extruded products:

•	Primary aluminum, which is primarily in the form of standard ingot

•	Sheet ingot or rolling slab

•	Extrusion billets

•	Recycled aluminum, which comes either from scrap from fabrication processes, known as recycled process material, or from recycled end products in their end of life phase, such as beverage cans.

We buy various types of metal, including primary metal from smelters in the form of ingots, rolling slabs or extrusion billets, remelted metal from external casthouses (in addition to our own casthouses) in the form of rolling slabs or extrusion billets, production scrap from our customers, and end of life scrap.

Primary aluminum and sheet ingot can generally be purchased at prices set on the LME plus a premium that varies by geographic region on delivery, alloying material, form (ingot or molten metal) and purity.

Recycled aluminum is also an important source of input material and is tied to the LME pricing (typically sold at discounts of up to 20%). Aluminum is indefinitely recyclable and recycling it requires only approximately 5% of the energy required to produce primary aluminum. As a result, in regions where aluminum is widely used, manufacturers and customers are active in setting up collection processes in which used beverage cans and other end-of-life aluminum products are collected for re-melting at purpose-built plants. Manufacturers may also enter into agreements with customers who return recycled process material and pay to have it re-melted and rolled into the same product again.

The following charts illustrate expected global demand for aluminum extruded and rolled products. The expected growth through 2018 for the extruded products market and the flat rolled products market is 5.8% and 5.2%, respectively.

Projected Aluminum Demand 2013-2018 (in thousand tons)

The market for aluminum rolled products tends to be less subject to demand cyclicality than the markets for primary aluminum and sheet ingot, which are affected by commodity price movements. A significant share of aluminum rolled products is used in the production of consumer staples, which have historically experienced relatively stable demand characteristics. These factors combine to create an industry that has lower cyclicality than the primary aluminum industry.

As the aluminum rolled products industry is characterized by economies of scale, significant capital investments required to achieve and maintain technological capabilities and demanding customer qualification standards. The service and efficiency demands of large customers have encouraged consolidation among suppliers of aluminum rolled products.

The supply of aluminum rolled products has historically been affected by production capacity, alternative technology substitution and trade flows between regions. The demand for aluminum rolled products has historically been affected by economic growth, substitution trends, down-gauging, cyclicality and seasonality.

Aluminum Extrusions Overview

Aluminum extrusion is a technique used to transform aluminum billets into objects with a definitive cross-sectional profile for a wide range of uses. Extrusions can be manufactured in many sizes and in almost any shape for which a die can be created. The extrusion process makes the most of aluminum’s unique combination of physical characteristics. Its malleability allows it to be easily machined and cast, and yet aluminum is one-third the density and stiffness of steel so the resulting products offer strength and stability, particularly when alloyed with other metals.

The process of aluminum extrusion consists of the following steps:

•	After designing and creating the shape of the die, a cylindrical billet of aluminum alloy is heated to 800°F-925°F.

•	The aluminum billet is then transferred to a loader, where a lubricant is added to prevent it from sticking to the extrusion machine, the ram/dummy block

•	Substantial pressure is applied to a dummy block using a ram, which pushes the aluminum billet into the container, forcing it through the die.

•	To avoid the formation of surface oxides when extruding harder alloys, nitrogen in liquid or gaseous form is introduced and allowed to flow through the sections of the die. This creates an inert atmosphere and improves the surface finish of the extrusion while also increasing the life of the die.

•	The extruded part is cooled “quenched”, by an in line air or water system as it extrudes onto a run-out table. The elongated piece that is now the same shape as the die opening then transfers to a cooling table where additional cooling can be applied, prior to stretching.

•	When the cooling is completed, the extruded aluminum is moved to a stretcher, for straightening and stress relief.

•	The straightened extrusions are brought to the saw table and cut according to the required lengths.

•	The final step is to age harden the extrusions by heating in an ageing furnace to harden the material.

Extruded profiles can be produced in solid or hollow form, while additional complexities can be applied using advanced die designs. After the extrusion process, a variety of options are available to adjust the color, texture and brightness of the aluminum’s finish. This may include aluminum anodizing or painting.

Today, aluminum extrusion is used for a wide range of purposes, including components of the transportation and industrial markets. Virtually every type of vehicle contains aluminum extrusions, including cars, boats, bicycles and trains. Home appliances and tools take advantage of aluminum’s excellent strength-to-weight ratio. The increased focus on green building is also leading contractors and architects to use more extruded aluminum products, as aluminum extrusions are flexible and corrosion-resistant. These diverse applications are possible due to the advantageous attributes of aluminum, from its particular blend of strength and ductility to its conductivity, its non-magnetic properties and its ability to be recycled repeatedly without loss of integrity. All of these capabilities make aluminum extrusions a viable and adaptable solution for a growing number of manufacturing needs.

Our Key End-markets

Within the downstream aluminum market, we have chosen to focus our product portfolio on selected end-markets that we believe have particularly attractive characteristics for aluminum and favorable growth fundamentals, including aerospace, packaging and automotive. We have a significant presence in the can sheet and packaging end-markets, which have proved to be relatively stable, recession-resilient markets and the aerospace end-market, which is driven by global demand trends rather than regional trends. Our automotive products are predominantly used in premium models manufactured by the German OEMs, which are not as dependent on the European economy and continue to benefit from rising demand in developing economies.

Aerospace

Demand for aerospace plates is primarily driven by the build rate of aircrafts, which we believe will be supported for the foreseeable future by (i) necessary replacement of aging fleets by airline operators, particularly in the United States and Western Europe, (ii) increasing global passenger air traffic (the aerospace industry publication The Airline Monitor estimates that global revenue passenger miles will grow at a compound annual growth rate (“CAGR”) of approximately 6.0% from 2014 to 2020) and iii) “lightweighting” (the substitution for lighter metals) to improve fuel efficiency and address increasingly rigorous environmental requirements. Due to a combination of these factors, in 2012, both Boeing and Airbus predicted the need for approximately 35,000 new aircraft over the next 20 years across all categories of large commercial aircraft. Boeing estimates that between 2013 and 2032, 39% of sales of new airplanes will be to Asia Pacific, 21% to Europe and 17% to North America.

Data Source: Boeing publicly available information

In addition, according to Airline Monitor, deliveries of planes that typically utilize AIRWARE® are expected to grow from 20 units in 2014 to 160 units in 2017.

Rigid Packaging

Aluminum beverage cans represented approximately 18% of the total European aluminum flat rolled demand by volume in 2013. Aluminum is a preferred material for beverage packaging as it allows drinks to chill faster, can be stacked for transportation and storage more densely than competing formats (such as glass bottles), is highly formable for unique or differentiated branding, and offers the environmental advantage of easy, cost- and energy-efficient recycling. As a result of these benefits, aluminum is displacing glass as the preferred packaging material in certain markets, such as beer. In our core European market, aluminum is replacing steel as the standard for beverage cans. Between 2001 and 2013, we believe that aluminum’s penetration of the European can stock market versus tinplate increased from 58% to 78%. In addition, we are benefitting from increased consumption in Eastern Europe and growth in high margin products such as the specialty cans used for energy drinks.

In addition to expected growth, demand for can sheet has been highly resilient across economic cycles. Between 2007 and 2009, during the economic crisis, European can body stock volumes decreased by less than 9% as compared to a 24% decline for total European flat rolled products volumes.

According to CRU, the aluminum demand for the can stock market in Western and Eastern Europe is expected to grow by 3.3% per year between 2013 and 2018.

Automotive

We supply the automotive sector with flat rolled products out of our Packaging & Automotive Rolled Products operating segment and extrusions and automotive structures out of our Automotive Structures & Industry operating segment.

In our view, the main drivers of automotive sales are overall economic growth, credit availability, consumer prices and consumer confidence. According to LMC Automotive, light vehicle production is expected to grow from 78 million units in 2013 to 107 million units in 2021 in Europe, Asia and North America. LMC Automotive reports that in 2013, 51% of global light vehicles were sold in Asia, 23% were sold in Europe and 19% were sold in North America.

Within the automotive sector, the demand for aluminum has been increasing faster than the underlying demand for light vehicles due to recent growth in the use of aluminum products in automotive applications. We believe a main reason for this is aluminum’s high strength-to-weight ratio in comparison to steel. This lightweighting facilitates better fuel economy and improved emissions performance. As a result, manufacturers are seeking additional applications where aluminum can be used in place of steel and an increased number of cars are being manufactured with aluminum panels and crash management systems. We believe that this trend will continue as increasingly stringent EU and U.S. regulations relating to reductions in carbon emissions, as well as high fuel prices, will force the automotive industry to increase its use of aluminum to “lightweight” vehicles. The fleet average to be achieved by all new cars in Europe is 130 grams of CO2 per kilometer (g/km) by 2015—with the target phased in from 2012. In 2012, an average of 65% of each manufacturer’s newly registered cars must comply with the limit value curve set by the legislation. This is expected to rise to 75% in 2013, 80% in 2014, and 100% from 2015 onwards. We expect that EU and U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as relatively high fuel prices, will continue to drive aluminum demand in the automotive industry. Whereas growth in aluminum use in vehicles has historically been driven by increased use of aluminum castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs.

We believe that Constellium is one of only a limited number of companies that is able to produce the quality and quantity required by car manufacturers for both flat rolled products and automotive structures, and that we are therefore well positioned to take advantage of these market trends.

Our R&D-focused approach led to the development of a number of innovative automotive product solutions; for example, Constellium worked with Mercedes-Benz to develop an all-aluminum crash management system that reduced the system’s weight by 50%. In addition, increasing demand for European luxury cars in emerging markets, particularly in China, is expected to enhance the long-term growth prospects for our automotive products given our strong established relationships with the major German car manufacturers, who are particularly well placed in this region.

According to the CRU, the aluminum demand for the Auto Body market in Western Europe and North America passenger cars was expected to grow by 18% between 2012 and 2015(1) the aluminum demand for the Auto Body market in Western Europe and North America is expected to grow by 31% per year between 2013 and 2018(2).

[1]	Calculated based on NA Passenger Cars and Western Europe Auto Body.
[2]	Calculated based on NA Auto Body and Western Europe Auto Body.

Managing Our Metal Price Exposure

Our business model is to add value by converting aluminum into semi-fabricated products. It is our policy not to speculate on metal price movements.

For all contracts, we continuously seek to eliminate the impact of aluminum price fluctuations in order to protect our net income and cash flows against the London Metal Exchange (the “LME”) price variations of aluminum that we buy and sell, with the following methods:

•   In cases where we are able to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, we do not need to employ derivative instruments to further mitigate our exposure, regardless of whether the LME portion of the price is fixed or floating.

•   However, when we are unable to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•   For a small portion of our volumes, the aluminum is owned by our customers and we bear no aluminum price risk.

We mark-to-market derivatives at the period end giving rise to unrealized gains or losses which are classified as “other gains/(losses)—net”. These unrealized gains/losses have no bearing on the underlying performance of the business and are removed when calculating Management Adjusted EBITDA and Adjusted EBITDA.

Sales and Marketing

Our sales force is based in Europe (France, Germany, Czech Republic, United Kingdom and Italy), the United States and Asia (Tokyo, Shanghai, Seoul, and Singapore). We serve our customers either directly or through distributors.

Raw Materials and Supplies

Our primary metal supply is secured through long-term contracts with several upstream companies, including affiliates of Rio Tinto. In addition, approximately two-thirds of our slab supply is produced in our casthouses. All of our top 10 suppliers have been long-standing suppliers to our plants (in many cases for more than 10 years) and in aggregate accounted for approximately 50% of our total purchases at December 31, 2013. We typically enter into multi-year contracts with these metal suppliers pursuant to which we purchase various types of metal, including:

•	Primary metal from smelters or metal traders in the form of ingots, rolling slabs or extrusion billets.

•	Remelted metal in the form of rolling slabs or extrusion billets from external casthouses, as an addition to our own casthouses.

•	Production scrap from customers and scrap traders.

•	End-of-life scrap (e.g. used beverage cans) from customers, collectors and scrap traders.

•	Specific alloying elements and prime ingots from producers and metal traders.

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a spot-market basis. However, in an effort to acquire the most favorable energy costs, we have secured some of our natural gas and electricity pursuant to fixed-price commitments. To reduce the risks associated with our natural gas and electricity requirements, we use financial futures or forward contracts with our suppliers to fix the price of energy cost. Furthermore, in our longer-term sales contracts, we try to include indexation clauses on energy prices.

Our Customers

Our customer base includes some of the largest leading manufacturers in the aerospace, packaging and automotive end-markets. We have a relatively diverse customer base with our 10 largest customers representing approximately 45% of our revenues and approximately 50% of our volumes for the year ended December 31, 2013. The average length of our relationships with each of our top 20 customers exceeds 25 years, and in some cases goes back as far as 40 years, particularly with our aerospace and packaging customers.

Most of our major packaging, aerospace and automotive customers have multi-year contracts with us (i.e., contracts with terms of three to five years). We estimate that approximately 58% of our volumes for 2013 were generated under multi-year contracts, more than 59% were governed by contracts valid until 2014 or later and more than 44% were governed by contracts valid until 2015 or later. In addition, more than 80% of our packaging volumes are contracted through 2014. This provides us with significant visibility into our future volumes and earnings.

We see our relationships with our customers as partnerships where we work together to find customized solutions to meet their evolving requirements. In addition, we collaborate with our customers to complete a rigorous process for qualifying our products in each of our end-markets, which requires substantial time and investment and creates high switching costs, resulting in longer-term, mutually beneficial relationships with our customers. For example, in the packaging industry, where qualification happens on a plant-by-plant basis, we are currently the exclusive qualified supplier to several facilities of our customers.

Our product portfolio is predominantly focused on high value-added products, which we believe we are particularly well-suited to developing and manufacturing for our customers. These products tend to require close collaboration with our customers to develop tailored solutions, as well as significant effort and investment to adhere to rigorous qualification procedures, which enables us to foster long-term relationships with our customers. Our products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends.

Constellium Product Focus

We believe that there are significant opportunities to improve the services and quality that we provide to our customers and to reduce our manufacturing costs by implementing Lean manufacturing initiatives. “Lean manufacturing” is a production practice that improves efficiency of operations by identifying and removing tasks and process steps that do not contribute to value creation for the end customer. We continually evaluate debottlenecking opportunities globally through modifications of and investments in existing equipment and processes. We aim to establish best-in-class operations and achieve cost reductions by standardizing manufacturing processes and the associated upstream and downstream production elements where possible, while still allowing the flexibility to respond to local market demands and volatility.

To focus our efforts, we launched a Lean manufacturing program designed to improve the flow of value to customers by eliminating waste in both processes and resources. We measure operational success of this program in six key areas: (i) safety, (ii) quality, (iii) acceleration of the flows and working capital reduction, (iv) delivery performance, (v) equipment efficiency and (vi) innovation. Our Lean manufacturing program is overseen by a dedicated team, headed by Yves Mérel. Mr. Mérel reports directly to our Chief Executive Officer, Pierre Vareille. Mr. Vareille and Mr. Mérel have long track records of successfully implementing Lean manufacturing programs at other companies they have managed together in the past.

Competition

The worldwide aluminum industry is highly competitive and we expect this dynamic to continue for the foreseeable future. We believe the most important competitive factors in our industry are: product quality, price, timeliness of delivery and customer service, geographic coverage and product innovation. Aluminum competes with other materials such as steel, plastic, composite materials and glass for various applications. Our key competitors in our Aerospace & Transportation operating segment are Alcoa Inc., Aleris International, Inc., Kaiser Aluminum Corp., Austria Metall AG, and Universal Alloy Corporation. Our key competitors in our Packaging & Automotive Rolled Products operating segment are Novelis Inc., Norsk Hydro ASA, Alcoa, Inc., and Sapa AB. Our key competitors in our Automotive Structures & Industry operating segment are Norsk Hydro ASA, Sapa AB, Alcoa, Inc., Aleris International, Inc., Eural Gnutti S.p.A., Otto Fuchs KG, Impol Aluminum Corp., Benteler International AG and YKK.

Research and Development

We believe that our research and development capabilities coupled with our integrated, long-standing customer relationships create a distinctive competitive advantage versus our competition. Our R&D center is based in Voreppe, France and provides services and support to all of our facilities. The R&D center focuses on product and process development, provides technical assistance to our plants and works with our customers to develop new products. In developing new products, we focus on increased performance that aims to lower the total cost of ownership for the end users of our products, for example, by developing materials that decrease maintenance costs of aircraft or increase fuel efficiency in cars. As of December 31, 2013, the research and development center employs 260 employees, including approximately 85 scientists and 90 technicians.

Within the Voreppe facility, we also focus on the development, improvement, and testing of processes used in our plants such as melting, casting, rolling, extruding, finishing and recycling. We also develop and test technologies used by our customers, such as friction stir welding and automotive hoods bumping and provide technological support to our customers.

The key contributors to our success in establishing our R&D capabilities include:

•	Close interaction with key customers, including through formal partnerships or joint development teams—examples include Strongalex®, Formalex® and Surfalex®, which were developed with automotive Auto Body Sheet customers (mainly Daimler and Audi) and the Fusion bottle, a draw wall ironed technology created in partnership with Rexam.

•	Technologically advanced equipment.

•	Long-term partnerships with European universities—for example, Swiss Technology Partners and École Polytechnique Fédérale de Lausanne in Switzerland generate significant innovation opportunities and foster new ideas.

We invested in research and development €36 million in each of the years ended December 31, 2013 and December 31, 2012, and €33 million in the year ended December 31, 2011.

Trademarks, Patents, Licenses and IT

In connection with the Acquisition, Rio Tinto assigned or licensed to us certain patents, trademarks and other intellectual property rights. In connection with our collaborations with universities such as the École Polytechnique Fédérale de Lausanne and other third parties, we occasionally obtain royalty-bearing licenses for the use of third party technologies in the ordinary course of business.

We actively review intellectual property arising from our operations and our research and development activities and, when appropriate, apply for patents in the appropriate jurisdictions. We currently hold approximately 150 active patent families and regularly apply for new ones. While these patents and patent applications are important to the business on an aggregate basis, we do not believe any single patent family or patent application is critical to the business.

We are from time to time involved in opposition and re-examination proceedings that we consider to be part of the ordinary course of our business, in particular at the European Patent Office, the U.S. Patent and Trademark Office, and the State Intellectual Property Office of the People’s Republic of China. We believe that the outcome of existing proceedings would not have a material adverse effect on our financial position, results of operations or cash flows.

Insurance

We have implemented a corporate-wide insurance program consisting of both corporate-wide master policies with worldwide coverage and local policies where required by applicable regulations. Our insurance coverage includes: (i) property damage and business interruption; (ii) general liability including operation, professional, product and environment liability; (iii) aviation product liability; (iv) marine cargo (transport); (v) business travel and personal accident; (vi) construction all risk (EAR/CAR); (vii) automobile liability and motor contingency (France); (viii) trade credit; and (ix) other specific coverages for management, employment and business practice liability.

We believe that our insurance coverage terms and conditions are customary for a business such as Constellium and are sufficient to protect us against catastrophic losses.

We also purchase and maintain insurance on behalf of our directors and officers to insure them against such liabilities, expenses and claims.

Governmental Regulations and Environmental, Health and Safety Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety. Our operations involve the use, handling, storage, transportation and disposal of hazardous substances, and accordingly we are subject to extensive federal, state and local laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. In addition, prior operations at certain of our properties have resulted in contamination of soil and groundwater which we are required to investigate and remediate pursuant to applicable environmental, health and safety (“EH&S”) laws. Environmental compliance at our key facilities is overseen by the Direction Régionale de l’Environnement de l’Aménagement et du Logement in France, the Umweltbundesamt in Germany, the Service de la Protection de l’Environnement du Canton du Valais in Switzerland, the West Virginia Department of Environmental Protection in the United States and the Regional Authority of the Usti Region in the Czech Republic. Violations of EH&S laws, and remediation obligations arising under such laws, may result in restrictions being imposed on our operating activities as well as fines, penalties, damages or other costs. Accordingly, we have implemented EH&S policies and procedures to protect the environment and ensure compliance with these laws, and incorporate EH&S considerations into our planning for new projects. We perform regular risk assessments and EH&S reviews. We closely and systematically monitor and manage situations of noncompliance with EH&S laws and cooperate with authorities to redress any noncompliance issues. We believe that we have made adequate reserves with respect to our remediation obligations. Nevertheless, new regulations or other unforeseen increases in the number of our non-compliant situations may impose costs on us that may have a material adverse effect on our financial condition, results of operations or liquidity.

Our operations also result in the emission of substantial quantities of carbon dioxide, a greenhouse gas that is regulated under the EU’s Emissions Trading System (“ETS”). Although compliance with ETS to date has not resulted in material costs to our business, compliance with ETS requirements currently being developed for the 2013—2020 period, and increased energy costs due to ETS requirements imposed on our energy suppliers, could have a material adverse effect on our business, financial condition or results of operations. We may also be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities.

Additionally, some of the chemicals we use in our fabrication processes are subject to REACH in the EU. Under REACH, we are required to register some of our products with the European Chemicals Agency, and this process could cause significant delays or costs. We are currently compliant with REACH, and expect to stay in compliance, but if the nature of the regulation changes in the future, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Future noncompliance could also subject us to significant fines or other civil and criminal penalties. Obtaining regulatory approvals for chemical products used in our facilities is an important part of our operations.

We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate close down and environmental restoration costs provisions at December 31, 2013 were €48 million. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.

We have incurred, and in the future will continue to incur, operating expenses related to environmental compliance. As part of the general capital expenditure plan, we expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts.

Litigation and Legal Proceedings

From time to time, we are party to a variety of claims and legal proceedings that arise in the ordinary course of business. The Company is currently not involved, nor has it been involved during the twelve-month period immediately prior to the date of this Annual Report, in any governmental, legal or arbitration proceedings which may have or have had a significant effect on the Company’s business, financial position or profitability, and the Company is not aware of any such proceedings which are currently pending or threatened.

In recent years, asbestos-related claims have been filed against us relating to historic asbestos exposure in our production process. Constellium has implemented internal controls to comply with applicable environmental law. We have made reserves for potential occupational disease claims in France of €6 million as of December 31, 2013, which we believe are adequate. It is not anticipated that the reduction of such litigation and proceedings will have a material effect of on the future results of the Company.

On February 20, 2013, five retirees of Constellium Rolled Products-Ravenswood LLC and the United Steelworkers union filed a class action lawsuit against Constellium Rolled Products-Ravenswood LLC in a federal district court in West Virginia, alleging that Ravenswood improperly modified retiree health benefits. Specifically, the complaint alleges that Constellium Rolled Products-Ravenswood LLC was obligated to provide retirees with health benefits throughout their retirement at no cost, and that Constellium Rolled Products-Ravenswood LLC improperly capped, through changes that went into effect in January 2013, the amount it would pay annually toward those benefits. In 2013, the caps resulted in additional costs of $5 per month for approximately 1,800 retiree health plan participants. The parties are currently engaged in discovery. Dispositive motions are due in April 2014 and are scheduled to be argued to the court at the end of May 2014, with the trial scheduled to commence in October 2014. We believe that these claims are unfounded, and that Constellium Rolled Products-Ravenswood LLC had a legal and contractual right to make the applicable modifications and the Company will continue to vigorously defend this claim.

C. Organization Structure

The following diagram summarizes our corporate structure (including our significant subsidiaries):

D. Property, Plants and Equipment

At December 31, 2013, we operated 23 production sites serving both global and local customers, including six major facilities and one world class R&D center. Our top six sites (Ravenswood, Neuf-Brisach, Issoire, Singen, Děčín and Sierre) make up a total of approximately 990,000 square meters. A summary of the six major facilities and our R&D center is provided below:

Our Principal Industrial Facilities

Source: Company Information as of December 2013.

Note: Headcount does not include temporary employees, except when otherwise noted.

(1)	Temporary employees only.
(2)	Novi only.

•	The Ravenswood, West Virginia facility has significant assets for producing aerospace plates and is a recognized supplier to the defense industry. The facility has wide-coil capabilities and stretchers that make it the only facility in the world capable of producing plates of a size needed for the largest commercial aircraft. We spent approximately €31.2 million from 2012 to December 31, 2013 on significant equipment upgrades (including a hot mill and new state-of-the-art stretcher), which are in the completion stages.

•	The Issoire, France facility is one of the world’s two leading aerospace plate mills based on volumes. It contains our AIRWARE® industrial casthouse and currently uses recycling capabilities to take back scrap along the entire fabrication chain. Issoire works as an integrated platform with Ravenswood, providing a significant competitive advantage for us as a global supplier to the aerospace industry. We invested €49.7 million in the facility in the two-year period ended December 31, 2013.

•

The Neuf-Brisach, France facility is an integrated aluminum rolling, finishing and recycling facility in Europe. Our recent investments in a can body stock slitter and recycling furnace has enabled us to secure long-term can stock contracts. Additionally, the facility’s automotive furnace has allowed it to become a significant supplier of aluminum Auto Body Sheet in the automotive market. We invested €53.5 million in the facility in the two-year period ended December 31, 2013.

•	The Děčín, Czech Republic facility is a large extrusion facility, mainly focusing on hard alloy extrusions for industrial applications, with significant recycling capabilities. It is located near the German border, strategically positioning it to supply the German OEMs. Its integrated casthouse allows it to offer high value-add customized hard alloys to our customers. We invested €14.9 million in the facility in the two-year period ended December 31, 2013.

•	The Singen, Germany facility has one of the largest extrusion presses in the world as well as advanced and highly productive integrated bumper manufacturing lines. We recently invested in a new state-of-the-art 40 MegaNewton automotive extrusion press. We invested €60.8 million in the facility in the two-year period ended December 31, 2013. The rolling part has industry leading cycle times and high-grade cold mills with special surfaces capabilities.

•	The Sierre, Switzerland facility is dedicated to precision plates for general engineering and is a leading supplier for high-speed train railway manufacturers. Sierre has the capacity to produce non-standard billets and a wide range of extrusions. Its recent qualification as an aerospace plate plant increases our aerospace production and will help us to support the increased build rates of commercial aircraft OEMs. We invested €12.4 million in the facility in the two-year period ended December 31, 2013.

Our production facilities are listed below by operating segment:

Operating Segment	Location	Country	Owned/ Leased
Aerospace & Transportation	Ravenswood, WV	United States	Owned
Aerospace & Transportation	Carquefou	France	Owned
Aerospace & Transportation	Issoire	France	Owned
Aerospace & Transportation	Montreuil-Juigné	France	Owned
Aerospace & Transportation	Tarascon sur Ariège	France	Leased(2)
Aerospace & Transportation	Ussel	France	Owned
Aerospace & Transportation	Steg	Switzerland	Owned
Aerospace & Transportation	Sierre	Switzerland	Owned
Packaging & Automotive Rolled Products	Biesheim, Neuf-Brisach	France	Owned
Packaging & Automotive Rolled Products	Singen	Germany	Owned/Leased(1)
Automotive Structures & Industry	Novi, MI	United States	Leased
Automotive Structures & Industry	van Buren, MI	United States	Leased
Automotive Structures & Industry	Changchun, Jilin Province (JV)	China	Leased
Automotive Structures & Industry	Kunshan, Jiangsu Province (JV)	China	Leased
Automotive Structures & Industry	Děčín	Czech Republic	Owned
Automotive Structures & Industry	Nuits-Saint-Georges	France	Owned
Automotive Structures & Industry	Burg	Germany	Owned
Automotive Structures & Industry	Crailsheim	Germany	Owned
Automotive Structures & Industry	Neckarsulm	Germany	Owned
Automotive Structures & Industry	Gottmadingen	Germany	Owned
Automotive Structures & Industry	Landau/Pfalz	Germany	Owned
Automotive Structures & Industry	Singen	Germany	Owned
Automotive Structures & Industry	Levice	Slovakia	Owned
Automotive Structures & Industry	Chippis	Switzerland	Owned
Automotive Structures & Industry	Sierre	Switzerland	Owned

(1)	While a majority of the land is owned by us, certain plots of land are subject to a lease agreement.
(2)	While the land is owned by a third party, we own the structures on the land.

The production capacity and utilization rate for our main plants are listed below as of December 31, 2013:

Plant	Capacity	Utilization Rate
Neuf-Brisach	400-450kt	80-85%
Singen	290-310kt	70-75%
Issoire	85-90kt	90-95%
Ravenswood	125-130kt	90-95%
Sierre	60-65kt	70-75%
Děčín	55kt	65-70%

*	Estimates assume currently operating equipment, current staffing configuration and current product mix.

For information concerning the material plans to construct expand or improve facilities, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis is based principally on our audited consolidated financial statements as of and for the years ended December 31, 2013, 2012 and 2011 which appear elsewhere in this Annual Report. The following discussion is to be read in conjunction with “Item 3. Key Information–A. Selected Financial Data” and our audited consolidated financial statements and the notes thereto, which appear elsewhere in this Annual Report.

The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this Annual Report. See in particular “Special Note About Forward-Looking Statements” and “Item 3. Key Information–D. Risk Factors.”

Introduction

The following discussion and analysis is provided to supplement the audited consolidated financial statements and the related notes included elsewhere in this Annual Report to help provide an understanding of our financial condition, changes in financial condition and results of our operations. This section is organized as follows:

•	Company Overview. This section provides a general description of our business as well as an introduction to our operating segments, and key factors influencing our financial condition and results of operations.

•	Results of Operations. This section provides a discussion of the results of operations on a historical basis for each of our fiscal periods in the years ended December 31, 2013, 2012 and 2011.

•	Key Performance Indicators.

•	Covenant Compliance and Financial Ratios. This section provides a reconciliation of our Adjusted EBITDA to our net income/loss for the period as required under our financing facilities.

•	Liquidity and Capital Resources. This section provides an analysis of our cash flows for each of our fiscal years ended December 31, 2013, 2012 and 2011.

•	Contractual Obligations and Contingencies. This section provides a discussion of our commitments as of December 31, 2013.

•	Quantitative and Qualitative Disclosures about Market Risk. This section discusses our exposure to potential losses arising from adverse changes in interest rates and commodity prices.

•	Critical Accounting Policies, Critical Accounting Estimates and Key Judgments. This section discusses the accounting policies and estimates that we consider to be important to our financial condition and results of operations and that require significant judgment and estimates on the part of management in their application.

Company Overview

On January 4, 2011, Omega Holdco B.V., which later changed its name to Constellium Holdco B.V., and then again to Constellium N.V., acquired the AEP Business from affiliates of Rio Tinto. At the time of completion of the Acquisition, Apollo Funds and Bpifrance acquired 51% and 10%, respectively, of Constellium Holdco B.V., and Rio Tinto retained 39%. As of the date of this Annual Report, Bpifrance holds 12.2% of our outstanding ordinary shares, Rio Tinto holds 10 ordinary shares and the Apollo Funds no longer own any of our ordinary shares.

We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty plate, coil, sheet and extruded aluminum products to the aerospace, packaging, automotive, other transportation and industrial end-markets. Our leadership positions include a joint number one position in global aerospace plates and a number one position in European can sheet. This global leadership is supported by our well-invested facilities in Europe and the United States, as well as more than 50 years of proven manufacturing quality and innovation, a global sales network and pre-eminent R&D capabilities.

As of December 31, 2013, we have approximately 8,600 employees and 23 state-of-the-art, integrated production facilities, ten administrative and commercial sites, and one R&D center.

Our product portfolio is predominantly focused on high value-added, technologically advanced specialty products that command higher margins than less differentiated aluminum products. This portfolio serves a broad range of end-markets that exhibit attractive growth trends in future periods such as aerospace or automotive. Our technological advantage and relationship with our customers is driven by our pre-eminent R&D capabilities. We believe that our R&D capabilities are a key attraction for our customers. Many projects are designed to support specific commercial opportunities at the request of our customers and are carried out in partnership with them.

This regular interaction and partnership with our customers also help us maintain our leading market positions. We have long-standing, established relationships with some of the largest companies in the aerospace, packaging, automotive and other transportation industries including Boeing, Airbus, Rexam, Crown, Ball and Amcor, as well as a number of leading automotive firms. The average length of our customer relationships with our top 20 customers exceeds 25 years.

Our primary metal supply is secured through long-term contracts with several upstream companies, including affiliates of Rio Tinto. In addition, a material portion of our slab and billet supply is produced in our own casthouses. This provides a cost advantage compared to our competitors.

For the years ended December 31, 2013 and 2012, we generated revenues of €3,495 million and €3,610 million, respectively. For the years ended December 31, 2013 and 2012 we generated net income from continuing operations of €96 million and €149 million, respectively. We also generated Management Adjusted

EBITDA for the years ended December 31, 2013 and 2012 of €229 million and €199 million, respectively. Please see the reconciliation in “—Key Performance Indicators.”

Our Operating Segments

We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into the following three segments to better serve our customer base:

Aerospace & Transportation Segment

Our global Aerospace & Transportation segment has market leadership positions in technologically advanced aluminum and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and precision casting products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. Aerospace & Transportation accounted for 34% of our revenues and 45% of Management Adjusted EBITDA for the year ended December 31, 2013.

Packaging & Automotive Rolled Products Segment

In our Packaging & Automotive Rolled Products segment, we produce and develop customized aluminum sheet and coil solutions. Approximately 58% of segment volume for the year ended December 31, 2013 was in packaging applications, which primarily include beverage and food can stock as well as closure stock and foil stock. The remaining 42% of segment volume for that period was in automotive and customized solutions, which include technologically advanced products for the automotive and industrial sectors. Our Packaging & Automotive Rolled Products segment accounted for 42% of revenues and 33% of Management Adjusted EBITDA for the year ended December 31, 2013.

Automotive Structures & Industry Segment

Our Automotive Structures & Industry segment produces (i) technologically advanced structures for the automotive industry, including crash management systems, side impact beams and cockpit carriers and (ii) soft and hard alloy extrusions and large profiles for automotive, rail, road, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and service activities, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry segment accounted for 23% of revenues and 20% of Management Adjusted EBITDA for the year ended December 31, 2013.

Discontinued Operations

At December 30, 2011, we disposed of the vast majority of our specialty chemicals and raw materials supply chain services division, AIN. As at December 31, 2012, we have ceased operations in the remaining entities, therefore abandoning them.

In the year ended December 31, 2013, we sold two of our soft alloy plants in France, Ham and Saint Florentin, which do not meet the criteria of discontinued operations in accordance with IFRS and therefore have not been classified or disclosed as such. We have excluded the revenue or shipments from these plants in some of our analysis, where indicated, to allow comparison of period-on-period production.

In the year ended December 31, 2013, the investment in Alcan Strojmetal Aluminium Forging s.r.o., previously accounted for under the equity method, was sold, generating a €3 million disposal gain.

Key Factors Influencing Constellium’s Financial Condition and Results from Operations

The Aluminum Industry

We participate in select segments of the aluminum semi-fabricated products industry, including rolled and extruded products. Aluminum is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminum is also unique in the respect that it recycled repeatedly without any material decline in performance or quality. The recycling of aluminum delivers energy and capital investment savings relative to the cost of producing both primary aluminum and many other competing materials. Due to these qualities, the penetration of aluminum into a wide variety of applications continues to increase. We believe that long-term growth in aluminum consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, continued urbanization in emerging markets and increasing focus globally on sustainability and environmental issues. Aluminum is increasingly seen as the material of choice in a number of applications, including packaging, aerospace and automotive.

We do not mine bauxite, refine alumina, or smelt primary aluminum as part of our business. Our industry is cyclical and is affected by global economic conditions, industry competition and product development.

The financial performance of our operations is dependent on several factors, the most critical of which are as follows:

Volumes

The profitability of our businesses is determined, in part, by the volume of tons invoiced and processed. Increased production volumes will result in lower per unit costs, while higher invoiced volumes will result in additional revenues and associated margins.

Price and Margin

For all contracts, we continuously seek to eliminate the impact of aluminum price fluctuations in order to protect our net income and cash flows against the LME price variations of aluminum that we buy and sell, with the following methods:

•	In cases where we are able to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, we do not need to employ derivative instruments to further mitigate our exposure, regardless of whether the LME portion of the price is fixed or floating.

•	However, when we are unable to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•	For a small portion of our volumes, the aluminum is owned by our customers and we bear no aluminum price risk.

We do not apply hedge accounting and therefore any mark-to-market movements are recognized in “other gains/(losses)—net.” Our risk management practices aim to reduce, but do not eliminate, our exposure to changing primary aluminum prices and, while we have limited our exposure to unfavorable price changes, we have also limited our ability to benefit from favorable price changes.

In addition, our operations require that a significant amount of inventory be kept on hand to meet future production requirements. The value of the base level of inventory is also susceptible to changing primary aluminum prices. In order to reduce these exposures, we focus on reducing inventory levels and offsetting future physical purchases and sales.

We refer to the timing difference between the price of primary aluminum included in our revenues and the price of aluminum impacting our cost of sales as “metal price lag.”

Also included in our results is the impact of differences between changes in the prices of primary and scrap aluminum. As we price our product using the prevailing price of primary aluminum but purchase large amounts of scrap aluminum to produce our products, we benefit when primary aluminum price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminum price increases, our results will be negatively impacted. The difference between the price of primary aluminum and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.

Seasonality

Customer demand in the aluminum industry is cyclical due to a variety of factors, including holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with August and December typically being the lowest months and January to June being the strongest months. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer seasons, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. In response to this seasonality, we seek to scale back and may even temporarily close some operations to reduce our operating costs during these periods.

Economic Conditions, Markets and Competition

We are directly affected by the economic conditions which impact our customers and the markets in which they operate. General economic conditions in the geographic regions in which our customers operate—such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation—influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and the price that can be charged. In some cases we are able to mitigate the risk of a downturn in our customers’ businesses by building committed minimum volume thresholds into our commercial contracts. We further seek to mitigate the risk of a downturn by utilizing a temporary workforce for certain operations, which allows us to match our resources with the demand for our services. We also have an “asset-light” policy and seek to purchase transportation and logistics services from third parties, to the extent possible, in order to manage our fixed costs base.

Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that our portfolio is relatively resistant to these economic cycles in each of our three main end-markets (aerospace, packaging and automotive):

•	We believe that the aerospace industry is currently insulated from the economic cycle through a combination of drivers sustaining its growth. These drivers include increasing passenger traffic and the replacement of the fleet fueled by the age of the planes in service and the need for more efficient planes in an environment of high oil prices. These factors have materialized in the form of historically high backlogs for the aircraft manufacturers; the combined order backlog for Boeing and Airbus currently represents approximately eight years of manufacturing at current delivery rates.

•	Can packaging is a seasonal market peaking in the summer because of the increased consumption of soft drinks during the summer months. It tends not to be highly correlated to the general economic cycle and in addition, we believe European can body stock has an attractive long-term growth outlook due to ongoing trends in (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) increasing penetration of aluminum in can body stock at the expense of steel, and (iv) Eastern Europe consumption increase linked to purchasing power growth.

•	Although the automotive industry as a whole is a cyclical industry, its demand for aluminum has been increasing in recent years. According to a study done by the research firm Frost & Sullivan, the global market in Automotive applications for aluminum is expected to more than double by 2017 from $13 billion in 2010 to $28 billion in 2017. This was due to the lightweighting requirement for new car models, which drove a positive substitution of heavier metals in favor of aluminum.

In addition to the counter-cyclicality of our key end-markets, we believe our cash flows are also largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by setting the maturity of our futures on the delivery date to our customers. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory. Aluminum prices are determined by worldwide forces of supply and demand, and, as a result, aluminum prices are volatile. The average LME transaction price per ton of primary aluminum in 2011, 2012 and 2013 was, €1,720, €1,569 and €1,390, respectively. After high levels of volatility, LME prices reached a peak in the second quarter of 2011, before declining for the remainder of the year. Average LME aluminum prices per ton remained approximately 9% lower than the average 2011 levels and relatively constant during much of 2012. Prices continued to decline throughout 2013 with the average quarterly LME per ton in December 2013 decreasing to €1,300 per ton.

The average quarterly LME per ton using U.S. dollar prices converted to euros using the applicable European Central Bank rates are presented in the following table:

(Euros/ton)	2013	2012	2011
First Quarter	1,516	1,660	1,829
Second Quarter	1,405	1,541	1,808
Third Quarter	1,345	1,533	1,698
Fourth Quarter	1,300	1,540	1,549
Average for the year	1,390	1,569	1,720

A portion of our revenues are denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies. We engage in significant hedging activity to attempt to mitigate the effects of foreign transaction currency fluctuations on our profitability.

We mark-to-market derivatives at the period end giving rise to unrealized gains or losses which are classified as “other gains/(losses)—net”. These unrealized gains/losses have no bearing on the underlying performance of the business and are removed when calculating Management Adjusted EBITDA and Adjusted EBITDA.

Currency

We are a global company with operations as of December 31, 2013 in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the U.S. dollar, the euro and the Swiss Franc. Our consolidated revenue and results of operations are affected by fluctuations in the exchange rates of the currencies of the countries in which we operate. We have implemented a strategy from mid-2011 onwards to hedge all highly probable or committed foreign currency cash flows. As we have a multiple-year sale agreement for the sale of fabricated metal products in U.S. dollars, the Company has entered into derivative contracts to forward sell U.S. dollars to match these future sales. Hedge accounting is not applied and therefore the mark-to-market impact is recorded in “other gains/(losses)—net.”

Personnel Costs

Our operations are labor intensive and, as a result, our personnel costs represent 20% and 21% of our cost of sales, selling and administrative expenses and research and development expenses for the years ended December 31, 2013 and 2012, respectively. Personnel costs generally increase and decrease proportionately with the expansion, addition or closing of operating facilities. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during summer months, we have historically increased our temporary workforce to compensate for staff on holiday and increased volume of activity.

Presentation of Financial Information

Constellium acquired the AEP Business from Rio Tinto on January 4, 2011. The financial information presented in this section is derived from our audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011.

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. Our presentation currency is the euro.

Effective January 1, 2013, we have adopted IAS 19 “Employee Benefits” (revised) (IAS 19) in our audited consolidated financial statements as of and for the year ended December 31, 2013 and in accordance with transition rules in IAS 19, we have retrospectively applied this standard to the two years ending December 31, 2012 and 2011.

Results of Operations

Description of Key Line Items of the Historical Consolidated Statements of Income

Set forth below is a brief description of the composition of the key line items of our historical consolidated statements of income for continuing operations:

•	Revenue. Revenue represents the income recognized from the delivery of goods to third parties, including the sale of scrap metal and tooling, less discounts, credit notes and taxes levied on sales.

•	Cost of sales. Cost of sales include the costs of materials directly attributable to the normal operating activities of the business, including raw material and energy costs, personnel costs for those involved in production, depreciation and the maintenance of producing assets, packaging and freight on-board costs, tooling, dyes and utility costs.

•	Selling and administrative expenses. Selling and administrative expenses include depreciation of non-producing assets, amortization, personnel costs of those personnel involved in sales and corporate functions such as finance and IT.

•	Research and development expenses. Research and development expenses are costs in relation to bringing new products to market. Included in such expenses are personnel costs and depreciation and maintenance of assets offset by tax credits for research activities where applicable.

•	Restructuring costs. Restructuring costs are the expenses incurred in implementing management initiatives for cost-cutting and efficiency improvements. These costs primarily relate to severance payments, pension curtailment costs and contract termination costs.

•	Other gains/(losses)—net. Other expenses or income include unusual infrequent or non-recurring items, realized and unrealized gains or losses on derivative instruments and exchange gains or losses on remeasurements of monetary assets or liabilities.

•	Other expenses. Other expenses mainly comprise acquisition and separation costs, which are costs incurred in relation to the acquisition by Constellium of substantially all of the entities, divisions and businesses of the AEP Business on January 4, 2011 and expenses related to our May 2013 IPO and subsequent secondary offerings.

•	Finance income or expenses. Interest income mainly relates to interest earned on loans and deposits and lease payments received in relation to finance leases. Interest and similar expenses relate to interest and amortized set up fees charged on loans, factoring and other borrowings.

•	Share of profit in joint ventures. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Results from investments in joint ventures represent Constellium’s share of results of Rhenaroll S.A., a company specializing in chrome plating, grinding and repairing of rolling mills rolls and rollers and Strojmetal Kamenice which forges products for the automotive industry. The results of these joint ventures are accounted for using the equity method.

•	Income taxes. Income tax represents the aggregate amount included in the determination of profit or loss for the year in respect of current tax and deferred tax. Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit/ (loss) for a year. Deferred tax represents the amounts of income taxes payable/ (recoverable) in future periods in respect of taxable (deductible) temporary differences and unused tax losses.

	For the year ended December 31,
	2013	2012(1)	2011(1)
	(€ in millions and as a % of revenues)
Continuing operations
Revenue	3,495	3,610	3,556
Cost of sales	(3,024)	(3,136)	(3,239)

Gross profit	471	474	317

Selling and administrative expenses	(210)	(212)	(216)
Research and development expenses	(36)	(36)	(33)
Restructuring costs	(8)	(25)	(20)
Other gains/(losses) net	(8)	62	(111)

Income/(Loss) from operations	209	263	(63)
Other expenses	(27)	(3)	(102)
Finance costs net	(50)	(60)	(39)
Share of profit/(loss) of joint ventures	3	(5)	—

Income/(Loss) before income taxes	135	195	(204)
Income tax	(39)	(46)	34

Net income/(Loss) from continuing operations	96	149	(170)
Net income/(loss) from discontinued operations	4	(8)	(8)

Net income/(Loss)	100	141	(178)

Results of Operations for the years ended December 31, 2013 and 2012

	For the year ended December 31,
	2013		2012(1)
	(€ in millions and as a % of revenues)
Continuing operations		%		%
Revenue	3,495	100%	3,610	100%
Cost of sales	(3,024)	87%	(3,136)	87%

Gross profit	471	13%	474	13%

Selling and administrative expenses	(210)	6%	(212)	6%
Research and development expenses	(36)	1%	(36)	1%
Restructuring costs	(8)	—	(25)	1%
Other gains / (losses) net	(8)	—	62	2%

Income/(Loss) from operations	209	6%	263	7%
Other expenses	(27)	1%	(3)	—
Finance costs, net	(50)	1%	(60)	2%
Share of profits of joint ventures	3	—	(5)	—

Income/(Loss) before income taxes	135	4%	195	5%
Income tax	(39)	1%	(46)	1%

Net Income/(Loss) from continuing operations	96	3%	149	4%
Net loss from discontinued operations	4	—	(8)	—
Net Income/(Loss)	100	3%	141	4%

Shipment volumes (in kt)	1,025	n/a	1,033	n/a
Revenue per ton (€ per ton)	3,410	n/a	3,495	n/a
Gross profit margin	13%	n/a	13%	n/a

(1)	Comparative financial statements have been restated following the application of IAS 19 revised. The impacts of the restatements are disclosed in “NOTE 32—Implementation of IAS 19 Revised” of the audited consolidated financial statements included elsewhere in this Annual Report.

Revenue

Revenue from continuing operations decreased by 3%, or €115 million, to €3,495 million for the year ended December 31, 2013, from €3,610 million for the year ended December 31, 2012. This decrease can be attributed to declining LME prices across all of our segments, coupled with a marginal decline in volumes shipped. The disposal of two soft alloy plants in France in May 2013 led to a 19 kt decrease in volumes shipped in our AS&I segment. Revenues per ton decreased by 2%, or €85 per ton, to €3,410 per ton, in the year ended December 31, 2013, from €3,495 per ton for the year ended December 31, 2012.

Lower LME prices in the year ended December 31, 2013 decreased our revenues by approximately €138 million after excluding the revenue generated by our two soft alloy plants sold in May 2013. In the year ended December 31, 2013, the average spot rate for LME per ton was €1,390 per ton in comparison to €1,569 per ton for the corresponding period of 2012.

After adjusting for constant LME prices, exchange rates and the divestiture of the two soft alloy plants in France, estimated revenues on a comparable basis were 4% ahead of the prior year or €3,473 million in 2013 compared to €3,330 million in 2012.

Our volumes remained stable as shipments marginally decreased by 1%, or 8 kt, to 1,025 kt for the year ended December 31, 2013, as compared to shipments of 1,033 kt for the year ended December 31, 2012. The decrease reflects higher shipment volumes in our A&T segment marginally offset by lower volumes in our P&ARP segment and the impact of the sale of Ham and Saint-Florentin, two of our soft alloy plants in France.

Our A&T segment increased production during the year ended December 31, 2013 with a 9%, or 20 kt, increase in shipment volumes as a result of increased shipments to our customers in the aerospace industry and by our new multi-year contract with Airbus. Segment revenue increased by €15 million, or 1%, however revenue per ton decreased by 7% to €4,906 per ton in the year ended December 31, 2013, from €5,278 per ton in the year ended December 31, 2012. This decrease was attributable to a less favorable sales mix in aerospace and competitive pressure in non-aerospace.

AS&I volumes and revenues were impacted by the disposal of two plants. Excluding production from our disposed soft alloy plants, our AS&I volume were stable. Segment revenue per ton for our AS&I segment increased to €4,219 per ton in the year ended December 31, 2013 from €4,180 per ton for the year ended December 31, 2012, benefiting from an increase in volumes in our Automotive Structures applications.

Our P&ARP segment volumes declined by 2%, or 11kt, and our revenues declined by €82 million, or 5%, as a result of decreasing LME prices. P&ARP’s stable production, coupled with lower LME prices in 2013, has contributed to a decrease in segment revenue per ton to €2,476 per ton in the year ended December 31, 2013 from €2,566 per ton in the year ended December 31, 2012.

Our segment revenues are discussed in more detail in the “—Key Performance Indicators” section.

Cost of Sales and Gross Profit

Cost of sales decreased by 4%, or €112 million, to €3,024 million for the year ended December 31, 2013, from €3,136 million for the year ended December 31, 2012, in line with the lower input prices of metal. Falling LME prices contributed to a 6%, or €127 million, decrease in raw materials and consumable expenses to €1,860 million in the year ended December 31, 2013, as compared to €1,987 million in the year ended December 31, 2012.

Depreciation and impairment increased by €18 million to €32 million for the year ended December 31, 2013, from €14 million for the year ended December 31, 2012, reflecting our level of investments.

On a per ton basis, cost of sales decreased by 3% to €2,950 per ton in the year ended December 31, 2013, from €3,036 per ton in the year ended December 31, 2012, due to lower spot prices for aluminum. Our raw materials cost per ton decreased by 6% to €1,815 per ton in 2013. The cost of energy increased by €10 million due to inflationary factors and higher taxes on energy in Germany, despite the cost saving impact of our productivity initiatives.

Gross profit remained stable at €471 million for the year ended December 31, 2013, from €474 million for the year ended December 31, 2012. Our gross profit margin remained stable at 13% of revenues in the year ended December 31, 2013 and 2012.

Our gross profit margin was impacted by our accounting for inventory under the weighted average cost method. Due to LME price movements and the timing of transfers from inventory to cost of sales this metal lag effect negatively impacted our gross profit by €29 million in the year ended December 31, 2013 compared to a negative impact of €16 million in the year ended December 31, 2012.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 1%, or €2 million, to €210 million for the year ended December 31, 2013, from €212 million for the year ended December 31, 2012.

Consulting and audit fees increased by 16%, or €7 million, to €50 million for the year ended December 31, 2013, from €43 million for the year ended December 31, 2012. External consulting expenses related primarily to costs incurred in preparing for and operating as a publicly traded company.

Other selling & administrative expenses decreased by 5%, or €9 million, to €160 million for the year ended December 31, 2013, from €169 million for the year ended December 31, 2012. This decrease reflects our continuing efforts to rationalize our support functions.

Research and Development Expenses

Research and development expenses was stable at €36 million for both years ended December 31, 2013 and December 31, 2012, which reflects the continuity of our investment effort in all our segments with €25 million and €16 million expensed in A&T and P&ARP, respectively for the year ended December 31, 2013.

Restructuring Costs

Restructuring expenses decreased by 68%, or €17 million, to €8 million for the year ended December 31, 2013, from €25 million for the year ended December 31, 2012 as the restructuring initiatives have either been completed or are in their final phase.

Other (losses) / gains—Net

	Year ended December 31,
	2013	2012
(€ in millions)
Realized losses on derivatives	(31)	(45)
Unrealized gains on derivatives at fair value through profit and loss—net	12	61
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities— net	2	(1)
Ravenswood pension plan amendment	11	58
Swiss pension plan settlement	—	(8)
Ravenswood CBA renegotiation	—	(7)
Loss on disposal	(5)	—
Other—net	3	4

Total other (losses) / gains—net	(8)	62

Other losses—net were €8 million for the year ended December 31, 2013, compared to a gain of €62 million for the year ended December 31, 2012.

Unrealized gains on derivatives held at fair value through profit and loss decreased by €49 million to €12 million in the year ended December 31, 2013, from €61 million for the year ended December 31, 2012. Unrealized gains in the year ended December 31, 2013 included €21 million of unrealized gains on foreign exchange derivatives and €7 million of unrealized losses on LME derivatives compared to €35 million of unrealized gains on foreign exchange derivatives and €25 million of unrealized gains on LME derivatives in the year ended December 31, 2012, reflecting the volatility in LME prices and the weakening of the U.S. dollar against the euro.

Realized losses on derivatives decreased by €14 million to €31 million loss in the year ended December 31, 2013 from €45 million loss for the year ended December 31, 2012.

In the year ended December 31, 2013, we recognized an €11 million gain and in the year ended December 31, 2012, a €58 million gain associated with amendments to our Ravenswood pension plan reducing employee benefits resulting in recognition of negative past service cost. In the year ended December 31, 2012, we recognized an €8 million loss related to the transfer of our Swiss pension plans to a new foundation and adjustments of assets and employee benefits. This led to a partial liquidation and triggered a settlement.

During the third quarter of 2012, the collective bargaining agreement (CBA) regulating working conditions at Ravenswood was renegotiated and a new five-year CBA was put in place. Costs of €7 million were incurred during these renegotiations, related to professional fees including legal expenses and bonuses related to the successful resolution of this renewed 5-year agreement.

Loss on disposal in the year ended December 31, 2013 relates primarily to the disposal of our Saint Florentin and Ham plants.

Other Expenses

Other expenses were €27 million in the year ended December 31, 2013 as compared to €3 million expenses in the year ended December 31, 2012. In the year ended December 31, 2013 these expenses related to fees incurred in connection with our IPO in May 2013, amounting to €24 million, and with our secondary public offerings, amounting to €3 million.

Finance Cost-Net

Finance costs—net decreased by 17%, or €10 million, to €50 million in the year ended December 31, 2013, from €60 million for the year ended December 31, 2012.

Finance costs increased by €3 million, or 5%, to €67 million for the year ended December 31, 2013, from €64 million for the year ended December 31, 2012.

Interest expense on borrowings and factoring arrangements increased by €14 million, or 36%, to €53 million for the year ended December 31, 2013, from €39 million for the year ended December 31, 2012, due to the New Term Loan we entered into in March 2013. Our New Term Loan replaced the Original Term Loan entered into in May 2012 which in turn repaid our Shareholder Loan. In the year ended December 31, 2013, we recognized €8 million and €13 million of unamortized exit and arrangement fees, respectively, on the termination of the Original Term Loan. In the year ended December 31, 2012, we recognized €5 million of unamortized fees associated with the termination of the Shareholder Loan.

Over the period, the expenses associated with the amortization of our factoring arrangements were stable at €3 million for each of the years ended December 31, 2012 and 2013.

This increase in finance costs was offset by the decrease in realized and unrealized losses on debt derivatives at fair value which we entered into to minimize our exposure to foreign exchange rate volatility on the U.S. Dollar portion of our Term Loan. The realized and unrealized gains and losses for the year ended December 31, 2013 was a net loss of €9 million (€4 million gain and €13 million loss, respectively), in comparison to a loss of €18 million for the year ended December 31, 2012, reflecting the changes in fair value of our cross currency interest rate swaps. We also recognized a €11 million unrealized and realized exchange gain on our foreign currency derivatives in the year ended December 31, 2013 (nil in the year ended December 31, 2012).

Income Tax

An income tax charge of €39 million was recognized for the year ended December 31, 2013, from €46 million for the year ended December 31, 2012. The effective tax rate for the year ended December 31, 2013 was 29% compared to 24% for the year ended December 31, 2012. This increase in effective tax rate reflected notably, the impact of a decrease in unrecognized deferred tax assets in fiscal year 2012, partially offset by a more favorable geographical mix in fiscal year 2013.

Net Income for the Year from Continuing Operations

Net income from continuing operations was €96 million for the year ended December 31, 2013, compared to €149 million for the year ended December 31, 2012, representing a decrease of €53 million. Gross profit margin remained stable and net income was impacted by €24 million of IPO related expenses and the €49 million decrease in unrealized gains and losses on derivatives at fair value. Our net income from continuing operations for the year ended December 31, 2012 also included a €58 million gain relating to the amendment of our Ravenswood other post-employment benefits (“OPEB”) plan.

Discontinued Operations

Net income from discontinued operations of €4 million in the year ended December 31, 2013 represented the impact of the agreement reached with the buyer of our AIN business.

Losses from discontinued operations of €8 million were incurred in the year ended December 31, 2012 in respect of our AIN business and is mostly related to restructuring, separation and completion costs. All operations were ceased in 2012.

Results of Operations for the years ended December 31, 2012 and December 31, 2011

	For the year ended December 31,
	2012		2011
	(€ in millions and as a % of revenues)
Continuing operations
Revenue	3,610	100%	3,556	100%
Cost of sales	(3,136)	87%	(3,239)	91%

Gross profit	474	13%	317	9%

Selling and administrative expenses	(212)	6%	(216)	6%
Research and development expenses	(36)	1%	(33)	1%
Restructuring costs	(25)	1%	(20)	1%
Other gains / (losses)—net	62	2%	(111)	3%

Income/(Loss) from operations	263	7%	(63)	2%
Other expenses	(3)	—	(102)	3%
Finance costs, net	(60)	2%	(39)	1%
Share of profit of joint ventures	(5)	—	—	—

Income/(Loss) before income taxes	195	5%	(204)	6%
Income tax (expense)/benefit	(46)	1%	34	1%

Net Income/(Loss) for the year from continuing operations	149	4%	(170)	5%
Net loss from discontinued operations	(8)	—	(8)	—

Net Income/(Loss) for the year	141	4%	(178)	5%

Shipment volumes (in kt)	1,033	n/a	1,058	n/a
Revenue per ton (€ per ton)	3,495	n/a	3,362	n/a
Gross profit margin	13%	n/a	9%	n/a

Revenue

Revenue from continuing operations increased by 2%, or €54 million, to €3,610 million for the year ended December 31, 2012 from €3,556 million for the year ended December 31, 2011. This increase was attributed to stronger pricing as we benefited from foreign currency movements and also an advantageous product mix in our Aerospace and Packaging products. Our A&T segment performed strongly during 2012 as revenues increased by €166 million, primarily due to increased pricing as a result of foreign currency movements and higher spreads coupled with a 4% increase in shipment volumes as we encountered strong demand for aerospace products.

Our revenue growth was achieved against a background of lower LME prices in 2012. In 2012, the average spot rate for LME per ton was €1,569 per ton in comparison to €1,720 per ton in the year ended December 31, 2011.

Our volumes remained relatively stable as shipments marginally decreased by 2%, or 25 kt, to 1,033 kt for the year ended December 31, 2012 compared to shipments of 1,058 kt for the year ended December 31, 2011 resulting in a decline in revenue of €87 million. Our A&T segment performed strongly during 2012 with a 4%, or 8 kt, increase in shipment volumes as a result of increased activity in the aerospace industry whereas our other two operating segments suffered decreased volumes.

Revenues per ton increased by 4%, or €133 per ton, to €3,495 per ton in the year ended December 31, 2012 from €3,362 per ton for the year ended December 31, 2011. Our A&T segment saw revenue per ton increase by 12% to €5,278 per ton in the year ended December 31, 2012 from €4,704 per ton in the year ended December 31, 2011 as a result of improved pricing mix; new products and the strengthening of the U.S. dollar in 2012 as a significant portion of our aerospace revenues are invoiced in U.S. dollars. The average € to U.S. dollar exchange rate for the year was 1.2847 $/€ in 2012 in comparison to 1.3905 $/€ in 2011.

Our other segments encountered more challenging trading conditions with declining shipments coupled with lower LME prices in 2012. Segment revenue for our P&ARP and AS&I segments decreased by €71 million and €49 million, respectively. Our P&ARP and AS&I segment volumes decreased by 2% or 15 kt and 6% or 13 kt respectively.

Our segment revenues are discussed in more detail in the “—Key Performance Indicators” section.

Cost of Sales and Gross Profit

Cost of sales decreased by 3%, or €103 million, to €3,136 million for the year ended December 31, 2012 from €3,239 million for the year ended December 31, 2011. The decrease was primarily attributable to a decrease in shipment volumes of 25 kt and lower input prices of metal which led to an 8% or €174 million decrease in raw materials and consumable expenses over the period, to €1,987 million in the year ended December 31, 2012 compared to €2,161 million in the year ended December 31, 2011.

On a per ton basis, cost of sales decreased marginally by 1% to €3,036 per ton in the year ended December 31, 2012 from €3,062 per ton in the year ended December 31, 2011. This decrease was impacted by lower spot prices for aluminum, which contributed to our raw materials per ton decreasing by 6% to €1,924 per ton in 2012. These factors were offset by inflationary increases in employee remuneration across our segments.

Gross profit increased by 50%, or €157 million, to €474 million for the year ended December 31, 2012, from €317 million for the year ended December 31, 2011. Our gross profit margin increased to 13% in the year ended December 31, 2012 from 9% in the year ended December 31, 2011. Our margins were positively impacted by the strengthening of the U.S. dollar which increased our aerospace products revenues invoiced in U.S. dollars and margins where costs of goods sold were incurred primarily in euros and the overall impact of all our cost reduction initiatives which contributed to decreased maintenance costs. Our gross profit margin was negatively impacted by our accounting for inventory under the weighted average cost method. Due to LME price movements and the timing of transfers from inventory to cost of sales this decreased our gross profit by €16 million compared to a negative impact of €12 million in December 31, 2011.

Selling and Administrative Expenses

Selling and administrative expenses remained relatively stable with a decrease of 2%, or €4 million, to €212 million for the year ended December 31, 2012 from €216 million for the year ended December 31, 2011.

External consulting expenses decreased by 20%, or €11 million, to €43 million for the year ended December 31, 2012 from €54 million for the year ended December 31, 2011. External consulting expenses in the year ended December 31, 2012 related primarily to corporate tax and accounting advice, IT and other support related services and our pre-IPO costs of €4 million. In the year ended December 31, 2011, we incurred non-recurring consulting costs of €21 million related to the establishment of head office, IT and treasury functions which are fully operational in 2012.

The decrease in external consulting expenses was offset by an inflationary increase in labor costs which were in part due to increased bonuses linked to the success of our cost reduction initiatives.

Research and Development Expenses

Research and development expenses increased by 9%, or €3 million, to €36 million for the year ended December 31, 2012 from €33 million for the year ended December 31, 2011 as we continued to develop and expand our AIRWARE® offering.

Research and development expenses in the year ended December 31, 2012 were primarily incurred in our A&T segment of which €24 million was in relation to further development of our AIRWARE® product. Our P&ARP segment incurred €12 million across a number of various development projects which are ongoing and our AS&I segment reduced its research and development spend by €2 million as part of its cost efficiency program.

Research and development expenses in the year ended December 31, 2011 related to various projects, primarily in the A&T segment of €13 million and the P&ARP segment of €11 million.

Restructuring Costs

Restructuring expenses increased by 25%, or €5 million, to €25 million for the year ended December 31, 2012 from €20 million for the year ended December 31, 2011. Our expenses in the year ended December 31, 2012 were due to initiatives at our sites, primarily in Sierre, Switzerland, where we incurred €7 million during the period, as well as restructuring in other sites and at our corporate support services location in Paris.

The 2011 costs were related to restructuring programs put in place at our Ham and Singen facilities amounting to €14 million and €3 million respectively and at the corporate level amounting to €3 million.

Other Gains/(Losses)—Net

	Year ended December 31, 2012	Year ended December 31, 2011
(€ in millions)
Realized gains/(losses) on derivatives	(45)	31
Unrealized gains/(losses) on derivatives at fair value through profit and loss—net	61	(144)
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities—net	(1)	4
Ravenswood pension plan amendment	58	—
Swiss pension plan settlement	(8)	—
Ravenswood CBA negotiation	(7)	—
Other—net	4	(2)

Total other gains / (losses)—net	62	(111)

Other gains (net) were €62 million for the year ended December 31, 2012, compared to other losses (net) of €111 million for the year ended December 31, 2011.

Unrealized gains on derivatives held at fair value through profit and loss in the year ended December 31, 2012 was €61 million compared to €144 million of unrealized losses for the year ended December 31, 2011, which is made up of unrealized losses or gains on derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and LME prices.

In the year ended December 31, 2011, the impact of our hedging strategy in relation to foreign currency led to unrealized losses on derivatives of €59 million which related primarily to the exposure on the multiple year sale agreement for fabricated products in U.S. dollars by a euro functional subsidiary of the group. In the year ended December 31, 2012 the impact of these derivatives was an unrealized gain of €35 million as the U.S. dollar weakened against the euro in the second half of 2012.

In the year ended December 31, 2011, €86 million of unrealized losses were recorded in relation to LME futures entered into to minimize the exposure to LME price volatility. A steep decline in LME prices of aluminum led to unrealized losses with the revaluation of the underlying transaction continuing to be off balance sheet as the sales had not yet been invoiced and recognized as revenue. In the year ended December 31, 2012 this resulted in an unrealized gain of €25 million. Hedges which had a significant negative mark-to-market at year end 2011 expired and offset the underlying commercial transactions during 2012. Further, the aluminum market traded sideways during 2012 and the mark-to-market at year end of derivatives related to aluminum hedging was close to zero.

In the year ended December 31, 2012, we also recognized a €58 million gain and an €8 million loss associated with changes in pension plans at Ravenswood and in Switzerland. The gain at Ravenswood was a result of certain plan amendments altering employee benefits resulting in recognition of negative past service cost. The loss in Switzerland resulted from the transfer of the pension plans to a new foundation and adjustments of assets and employee benefits.

During the third quarter of 2012, the collective bargaining agreement (“CBA”) regulating working conditions at Ravenswood was renegotiated and a new five-year CBA was put in place. Costs of €7 million were incurred during these renegotiations related to professional fees including legal expenses and bonuses related to the successful resolution of this renewed 5-year agreement.

Other Expenses

In the year ended December 31, 2012, we recorded non-recurring acquisition costs of €3 million incurred at the beginning of 2012 in relation to the ongoing separation. In the year ended December 31, 2011, these costs amounted to €102 million in relation to the costs of the transaction itself as well as costs of separation.

Finance Cost—Net

Finance costs—net increased by 54%, or €21 million, to €60 million in the year ended December 31, 2012, from €39 million for the year ended December 31, 2011.

The increase in finance costs—net can be attributed to the Original Term Loan which we entered into in May 2012. Our interest payable on borrowings and factoring arrangements increased by 26% or €8 million to €39 million for the year ended December 31, 2012 from €31 million in the year ended December 31, 2011, as we incurred €7 million of arrangement fees in respect of the Original Term Loan and U.S. Revolving Credit Facility.

The Original Term Loan had a variable interest rate and we entered into a cross currency interest rate swap to minimize our exposure to foreign exchange rate volatility on the US Dollar portion of our loan. The realized and unrealized loss related to the cross currency interest rate swap on the Original Term Loan amounted to €18 million for the year ended December 31, 2012.

Income Tax

An income tax charge of €46 million was recognized for the year ended December 31, 2012, from an income tax benefit of €34 million for the year ended December 31, 2011. The effective rate of tax for the year ended December 31, 2012 was a 24% charge compared to a 17% benefit for the year ended December 31, 2011. In 2011 non-recurring Acquisition costs were considered nondeductible in some jurisdictions and deferred tax assets in 2011 were not recognized as it was determined to be more likely than not that sufficient future taxable profits would be generated in certain countries to allow the utilization of these tax losses or deferred tax assets.

Net Income/(Loss) for the Year from Continuing Operations

Net income for the year from continuing operations was €149 million for the year ended December 31, 2012, compared to a loss of €170 million for the year ended December 31, 2011. This was driven by an increase in gross profit and gross profit margin as a result of increased spreads, better product mix and a reduced cost base, as well as other gains. These were partially offset by higher finance costs associated with the 2012 refinancing.

Discontinued Operations

Losses from discontinued operations of €8 million were incurred in both years ended December 31, 2012 and 2011. The loss was attributable to restructuring, separation and completion costs.

Segment Revenue

The following table sets forth the revenues for our operating segments for the periods presented:

	For the year ended December 31,
	2013		2012		2011
	(millions of € and as a % of revenue)
A&T	1,197	34%	1,182	33%	1,016	28%
P&ARP	1,472	42%	1,554	43%	1,625	46%
AS&I	805	23%	861	24%	910	26%
Holdings and Corporate	21	1%	13	—	5	—

Total revenues from continuing operations	3,495	100%	3,610	100%	3,556	100%

A&T. Revenues in our A&T segment increased by 1%, or €15 million, to €1,197 million for the year ended December 31, 2013 compared to €1,182 million for the year ended December 31, 2012. Our volumes increased by 9%, or 20 kt, to 244 kt for the year ended December 31, 2013 from 224 kt for the year ended December 31, 2012. Revenues were negatively affected by lower LME prices, a less favorable sales mix in aerospace and competitive pressure in our non-aerospace applications.

Revenues in our A&T segment increased by 16%, or €166 million, to €1,182 million for the year ended December 31, 2012 compared to €1,016 million for the year ended December 31, 2011. Our volumes increased by 4%, or 8 kt, to 224 kt for the year ended December 31, 2012 from 216 kt for the year ended December 31, 2011. Our volume increases were attributable to increased aerospace demand for products produced at our Ravenswood facility and achievable due to our increased capacity following the operational turnaround of the facility. Offsetting this was a general softening of our transportation volumes, specifically in automotive products as the sector suffered from oversupply in all geographic regions. Revenues per ton increased by 12%, or €574 per ton, to €5,278 per ton for the year ended December 31, 2012 from €4,704 per ton for the year ended December 31, 2011. This was driven by an improved pricing mix, new products and a stronger U.S. dollar and a better product mix, especially in aerospace although these positive factors were partially offset by lower aluminum prices and the lowered production capacity at Ravenswood while the CBA was being renegotiated.

P&ARP. Revenues in our P&ARP segment decreased by 5%, or €82 million, to €1,472 million for the year ended December 31, 2013 from €1,554 million for the year ended December 31, 2012. Volumes decreased by 2% or 11 kt, mainly in our packaging applications and despite the 27% increase in shipments in our Body-in-White applications. Revenue per ton decreased by 4%, or €90, per ton to €2,476 per ton for the year ended December 31, 2013, from €2,566 per ton as our improved product mix did not fully offset the decline in LME prices.

Revenues in our P&ARP segment decreased by 4%, or €71 million, to €1,554 million for the year ended December 31, 2012 from €1,625 million for the year ended December 31, 2011. This decrease was the result of a marginal decrease of volumes by 2% to 606 kt for the year ended December 31, 2012, from 621 kt for the year ended December 31, 2011. Decreases in LME prices contributed to a marginal decrease of 2% in our prices to revenues per ton of €2,566 in 2012. Volumes in our rigid packaging segment were stable over 2012 but our Automotive & Customized Solutions decreased marginally due to weak demand in the construction market. This was partially offset by a better product mix with volumes increasing in some of our higher value-added product lines as our food can volumes increased by 11% for the year ended December 31, 2012, compared to the year ended December 31, 2011 and improving margins.

AS&I. Revenues in our AS&I segment decreased by 7%, or €56 million, to €805 million for the year ended December 31, 2013, from €861 million in the year ended December 31, 2012. Our segment volumes decreased by 7% to 191 kt for the year ended December 31, 2013 from 206 kt for the year ended December 31, 2012. If volumes are adjusted to reflect the disposal of our two soft alloy plants in France, shipment volumes increased by

2%, and revenue increased by 1% compared to the same period in 2012. Our automotive structures shipments increased by 15% for the year ended December 31, 2013 from the equivalent period in 2012 due to the ramp up of projects. This was offset by lower soft alloy volumes as competitive pressures remained strong. Our revenue per ton increased by 1%, or €39 per ton, to €4,219 per ton in the year ended December 31, 2013, from €4,180 per ton in the year ended December 31, 2012, driven by the good performance of the automotive structures applications.

Revenues in our AS&I segment decreased by 5%, or €49 million, to €861 million for the year ended December 31, 2012 from €910 million in the year ended December 31, 2011. Our segment volume decreased by 6% to 206 kt for the year December 31, 2012 from 219kt for the year ended December 31, 2011 as our Soft Alloys products suffered from continued slowdowns in the construction industry specifically in France. This was partially offset by increased demand in Europe, North America and China for automotive products leading to a 19% increase in volumes shipped in our Automotive Structures. Revenues per ton remained stable at €4,180 per ton for the year ended December 31, 2012, compared to €4,155 per ton for the year ended December 31, 2011 due to a more advantageous product mix associated with better conversion prices for our higher value-added products. The impact of foreign exchange rates volatility on AS&I revenues was minimal and instead revenues continued to be impacted by aluminum prices which decreased by 13% over the period.

Holdings and Corporate. Revenues in Holdings and Corporate segment increased by €8 million to €21 million for the year ended December, 2013 from €13 million in the year ended December 31, 2012, primarily reflecting metal sales to our former soft alloy plants.

Revenues in our Holdings and Corporate segment increased by €8 million, to €13 million for the year ended December 31, 2012 from €5 million in the year ended December 31, 2011. Included in our Intersegment revenues are revenues generated from our forging businesses.

Key Performance Indicators

In considering the financial performance of the business, management analyzes the primary financial performance measure of Management Adjusted EBITDA in all of our business segments and Adjusted EBITDA as defined and required under the covenants contained in our financing facilities. Management Adjusted EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to Management Adjusted EBITDA and Adjusted EBITDA is our profit or loss for the relevant period.

We believe Management Adjusted EBITDA and Adjusted EBITDA, as defined below, are useful to investors as they exclude items which do not impact our day-to-day operations and which management in many cases does not directly control or influence. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

Management Adjusted EBITDA is defined as profit for the period from continuing operations before results from joint venture, net financial expenses, income taxes and depreciation, amortization and impairment as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs and unrealized gains or losses on derivatives and on foreign exchange differences.

Adjusted EBITDA is defined as Management Adjusted EBITDA further adjusted for favorable (unfavorable) metal price lag, exceptional consulting costs, effects of purchase accounting adjustment, Apollo management fees, exceptional employee bonuses in relation to cost saving implementation and targets, and certain exceptional or incremental costs.

Management Adjusted EBITDA and Adjusted EBITDA have limitations as analytical tools. They are not recognized terms under IFRS and therefore do not purport to be an alternative to operating profit as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

Management Adjusted EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations.

Management Adjusted EBITDA

The following tables show Constellium’s consolidated Management Adjusted EBITDA for the years ended December 31, 2013, 2012 and 2011:

	For the year ended December 31,
	2013		2012		2011
	(millions of € and as a % of segment revenue)
A&T	103	9%	89	8%	23	2%
P&ARP	75	5%	80	5%	63	4%
AS&I	46	6%	39	5%	19	2%
Holdings and Corporate	5	24%	(9)	(69%)	(6)	(120%)

Total Management Adjusted EBITDA	229	7%	199	6%	99	3%

A&T. Management Adjusted EBITDA in our A&T segment increased by 16%, or €14 million, for the year ended December 31, 2013 to €103 million, compared to €89 million for the year ended December 31, 2012. Management Adjusted EBITDA in our A&T segment increased to €422 per ton for the year ended December 31, 2013 from €397 per ton for the year ended December 31, 2012. This increase reflected the positive effect of increased shipments within the aerospace sector, notably as a result of the new multi-year contract entered into with Airbus. This positive trend was partly offset by weaker prices in our non-aerospace segments and less favorable product mix in aerospace applications.

Management Adjusted EBITDA in our A&T segment more than tripled to €89 million for the year ended December 31, 2012 compared to €23 million for the year ended December 31, 2011. Management Adjusted EBITDA in our A&T segment increased to €397 per ton for the year ended December 31, 2012 from €106 per ton for the year ended December 31, 2011. This increase included €44 million related to pricing and spreads on our aerospace products as well as €34 million related to favorable product mix. Management Adjusted EBITDA further benefitted from lower overhead expenses and labor costs of €1 million following the restructuring plan in Sierre, but suffered from the lowered productivity at Ravenswood while the CBA was being renegotiated. The increase was marginally offset by increased R&D costs of €4 million associated with the development of AIRWARE® and the negative impact of the Swiss franc weakening of €9 million.

P&ARP. Management Adjusted EBITDA in our P&ARP segment declined by 6%, or €5 million, to €75 million for the year ended December 31, 2013, from €80 million for the year ended December 31, 2012. Drivers of the decrease in Management Adjusted EBITDA were decreased volumes partially offset by improved pricing, improved productivity and cost saving initiatives.

Management Adjusted EBITDA in our P&ARP segment increased by 27%, or €17 million, to €80 million for the year ended December 31, 2012 from €63 million for the year ended December 31, 2011. Management Adjusted EBITDA per ton increased by 30% to €132 per ton for the year ended December 31, 2012 from €101 per ton for the year ended December 31, 2011. Our Management Adjusted EBITDA improved in 2012 due to better pricing and mix, mostly in can stock, which impacted Management Adjusted EBITDA by €21 million, and the impacts of the various cost reduction initiatives contributing €7 million to Management Adjusted

EBITDA. This was partially offset by €6 million of inflation on labor and energy costs and the effect of declining volumes of €7 million. Foreign exchange variations had limited effect over 2012 as had our metal price lag adjustment.

AS&I. Management Adjusted EBITDA in our AS&I segment increased by 18%, or €7 million, for the year ended December 31, 2013 to €46 million, compared to €39 million for the year ended December 31, 2012. Management Adjusted EBITDA in our AS&I segment increased to €241 per ton for the year ended December 31, 2013 from €190 per ton for the year ended December 31, 2012. This increase reflects the positive impact of the increase in volumes from our automotive structures application combined with a €4 million reduction in our costs partially offset by inflationary factors.

Management Adjusted EBITDA in our AS&I segment increased by 105%, or €20 million, to €39 million for the year ended December 31, 2012 from €19 million for the year ended December 31, 2011. Over the same period, Management Adjusted EBITDA per ton increased by 118%, to €190 per ton for the year ended December 31, 2012, from €87 per ton for the year ended December 31, 2011. Although inflationary impacts on labor and energy costs negatively impacted Management Adjusted EBITDA by €9 million in 2012, this was more than offset by a lower cost base of €19 million resulting from productivity improvements and effects of our previous and current restructuring programs at Sierre, Ham, Levice and Singen being realized. Management Adjusted EBITDA was also impacted in 2012 by €4 million due to better mix and prices and a lower spend on R&D.

Holdings and Corporate. Our Holdings and Corporate segment generated Management Adjusted EBITDA gains of €5 million for the year ended December 31, 2013. These gains are derived from management, procurement and treasury fees invoiced to the operating segments.

Management Adjusted EBITDA losses of €9 million for the year ended December 31, 2012 and €6 million for the year ended December 31, 2011 were incurred in our Holdings and Corporate segment. These losses were incurred due to non-integral operating entities such as our forging businesses, pass-through entities for import/export or income tax purposes, corporate and head office costs, non-service related pension and other post-retirement benefit costs and other non-operating items. The increase in our 2012 Management Adjusted EBITDA loss was primarily attributed to an increase in costs accrued centrally for employees in our corporate and head office function.

The following table reconciles our profit or loss for the period from continuing operations to our Management Adjusted EBITDA for the years presented:

	For the year ended December 31,
	2013	2012	2011
(€ in millions)
Profit/(loss) for the period from continuing operations	96	149	(170)
Finance costs—net	50	60	39
Income tax	39	46	(34)
Share of profit from joint ventures	(3)	5	—
Depreciation and amortization	32	11	2
Impairment charges	—	3	—
Expenses related to the Acquisition and separation(a)	—	3	102
Restructuring costs(b)	8	25	20
Unrealized losses on derivatives at fair value and exchange gains from the remeasurement of monetary assets and liabilities	(14)	(60)	140
Swiss pension plan settlement(c)	—	8	—
Ravenswood benefit plan amendment(d)	(11)	(58)	—
Ravenswood CBA renegotiation(e)	—	7	—
Net losses on disposals(f)	5	—	—
Other(g)	27	—	—

Management Adjusted EBITDA	229	199	99

(a)	Represents expenses related to the Acquisition and separation of the Company from its previous owners.
(b)	Restructuring costs represent one-time termination benefits or severance, plus contract termination costs, primarily related to equipment and facility lease obligations.
(c)	Represents a loss generated by a settlement on withdrawal from the foundation that administered its employee benefit plan in Switzerland of €8 million.
(d)	Represents a €58 million gain due to several amendments of our Ravenswood plan in 2012 and a gain of €11 million related to our amendment to our Ravenswood benefit plan in the year ended December 31, 2013.
(e)	Represents non-recurring professional fees, including legal fees and bonuses in relation to the successful renegotiation of the 5-year collective bargaining agreement at our Ravenswood manufacturing site in September 2012.
(f)	Represents losses on disposal of our plants in Ham and Saint Florentin, France which were completed on May 31, 2013 and other European assets.
(g)	Represents costs incurred in connection with our IPO, amounting to €24 million of which €16 million is a fee paid to Apollo to terminate the management agreement upon consummation of the IPO, and with our secondary public offerings, amounting to €3 million.

Quarterly Financial Information

The table below presents summary financial and operating data for our quarters in the fiscal years ended December 31, 2012 and 2013:

	2013				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
(€ in millions unless otherwise stated)	(unaudited)
Statement of income data (continuing operations):
Revenue	911	916	862	806	935	976	885	814
Cost of sales	(784)	(788)	(748)	(704)	(814)	(823)	(786)	(713)
Gross profit	127	128	114	102	121	153	99	101
Income from operations	29	73	69	38	88	12	81	82
Income before income taxes	4	40	62	29	78	(17)	68	66
Net Income/(Loss) for the year from continuing operations	(2)	24	41	33	55	(18)	50	62

Other operational and financial data:
Net trade working capital	401	373	320	222	470	514	463	289
Change in net trade working capital	(112)	28	53	98	(89)	(44)	51	174
Capital expenditure	23	32	37	52	32	15	23	56
Volumes (in kt)	260	274	257	234	265	277	256	235
Revenue per ton (€ per ton)	3,504	3,343	3,354	3,444	3,528	3,523	3,457	3,464
Management Adjusted EBITDA	67	70	50	42	57	72	31	39
Management Adjusted EBITDA per ton (€ per ton)	258	255	195	179	215	260	121	166
Adjusted EBITDA	73	85	64	59	60	82	39	42
Adjusted EBITDA per ton (€ per ton)*	280	309	247	253	226	296	153	180

*	Adjusted EBITDA per ton is calculated on unrounded underlying figures.

	2013				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
(€ in millions unless otherwise stated)	(unaudited)
Continuing operations*
Net Income/(Loss) for the year from continuing operations	(2)	24	41	33	55	(18)	50	62
Finance costs—net	25	9	10	6	9	28	12	11
Income tax	6	16	21	(4)	23	1	18	4
Share of (profit)/loss from joint ventures	—	—	(3)	—	—	—	—	5
Depreciation and impairment	4	5	10	13	1	1	5	7
Restructuring costs	2	—	4	2	1	9	5	10
Expenses related to the Acquisition and separation	—	—	—		1	1	1	—
Unrealized/(gains) losses on derivatives at fair value and exchange gains from the remeasurement of monetary assets and liabilities	32	(1)	(33)	(12)	(41)	50	(58)	(11)
Pension settlement and amendment	—	(11)	—	—	8	—	(10)	(48)
Ravenswood CBA renegotiation	—	—	—	—	—	—	8	(1)
Losses /(gains) on disposals	—	4	—	1	—	—	—	—
Other	—	24	—	3	—	—	—	—

	2013				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
(€ in millions unless otherwise stated)	(unaudited)

Management Adjusted EBITDA	67	70	50	42	57	72	31	39
Favorable/(unfavorable) metal price lag	2	10	9	8	1	8	7	—
Apollo management fee	1	1	—	—	1	—	1	1
Exceptional employee bonuses in relation to cost savings and turnaround plans	—	—	—	—	1	2	—	(1)
Other	2	4	5	9	—	—	—	3

Adjusted EBITDA	73	85	64	59	60	82	39	42

*	Please see the reconciliation in “—Key Performance Indicators.”

Covenant Compliance and Financial Ratios

Our debt agreements contain customary covenants and events of default that, among other things, restrict, subject to certain exceptions, our ability and the ability of our subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividends and other restricted payments. In addition, our floating rate term loan agreement (the “Term Loan Agreement”) contains a covenant that requires us to maintain a consolidated secured net leverage ratio of no more than 3.0 to 1.0, tested on a quarterly basis (as determined under our Term Loan Agreement). The ratio is calculated on a pro forma basis as consolidated secured debt (including receivables financing) less unrestricted cash divided by Adjusted EBITDA. The definition of Adjusted EBITDA allows us to adjust certain non-cash or exceptional income, expenses, gains or losses that are deducted in determining net income (for example, restructuring costs) and to add the future benefit of identified cost reduction programs.

We were in compliance with our covenants throughout 2012 and 2013 and as of December 31, 2012 and 2013.

The Term Loan Agreement contains other customary affirmative and negative covenants including with respect to liens, incurrence of indebtedness, investments, asset sales and transactions and restricted payments.

Our ABL Facility described in “Item 10. Additional Information––C. Material Contracts”—(the “ABL Facility”), contains a financial maintenance covenant that requires Constellium Rolled Products Ravenswood, LLC to maintain excess availability of the greater of (i) $10 million and (ii) 10% of the aggregate revolving loan commitments. Constellium Rolled Products Ravenswood, LLC is currently in compliance with this financial maintenance covenant. The ABL Facility also contains customary negative covenants on liens, investments and restricted payments related to Ravenswood, LLC.

Adjusted EBITDA Reconciliation

The following tables show Constellium’s consolidated Adjusted EBITDA for the years ended December 31, 2011, 2012 and 2013:

	For the year ended December 31,
	2013	2012	2011
A&T	120	106	38
P&ARP	105	92	95
AS&I	59	46	36
Intersegment and Other	(4)	(21)	(13)

Total Adjusted EBITDA	280	223	156

Adjusted EBITDA is not a presentation made in accordance with IFRS, but we believe it provides investors and other users of our financial information with useful information. Adjusted EBITDA is used as a performance measure as management believes this measure provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. In addition, Adjusted EBITDA is a component of our financial covenants under the Term Loan Agreement.

Adjusted EBITDA is defined as Management Adjusted EBITDA further adjusted for favorable (unfavorable) metal price lag, exceptional consulting costs, effects of purchase accounting adjustment, Apollo management fees, exceptional employee bonuses in relation to cost saving implementation and targets and certain exceptional or incremental costs. Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to profit or loss for the year determined in accordance with IFRS or operating cash flows determined in accordance with IFRS.

The following table reconciles our Management Adjusted EBITDA to our Adjusted EBITDA for the years presented:

	For the year ended December 31,
	2013	2012	2011
	€ in millions
Management Adjusted EBITDA	229	199	99
Favorable / (unfavorable) metal price lag(a)	29	16	12
Transition and start-up costs(b)	—	—	21
Effects of Purchase Accounting adjustment(c)	—	—	12
Apollo management fee(d)	2	3	1
Exceptional employee bonuses in relation to cost savings and turnaround plans(e)		2	2
Other(f)	20	3	9

Adjusted EBITDA	280	223	156

(a)	Represents the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established. We account for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. This lag will, generally, increase our earnings and Adjusted EBITDA in times of rising primary aluminum prices and decrease our earnings and Adjusted EBITDA in times of declining primary aluminum prices. The calculation of our metal price lag adjustment is based on an internal standardized methodology calculated at each of our manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of our cost of goods sold, by the quantity sold in the period.
(b)	Represents exceptional external consultancy costs related to the implementation of our cost savings program and set up of our IT infrastructure in 2011.
(c)	Represents the non-cash step up in inventory costs on the Acquisition of €12 million.
(d)	Represents the Apollo management fee, payable annually post-Acquisition, which is equal to the greater of $2 million per annum or 1% of our Adjusted EBITDA measure before such fees, as defined in the Pre-IPO Shareholders Agreement (as defined in “Item 10. Additional Information––C. Material Contracts.”), plus related expenses.
(e)	Represents one-off bonuses under a two-year plan, paid to selected employees in relation to the achievement of cost savings targets and the costs of a bonus plan in relation to the turnaround program at our Ravenswood site.
(f)

Other adjustments are as follows: (i) in 2011, includes €8 million of losses on metal purchases were attributable to the initial invoicing in U.S. dollars instead of euros by a metal supplier at inception of the contract. All invoices are now received and paid in euros. As this U.S. dollar-to-euro exposure from January through November 2011 was not effectively hedged, we consider this to be an exceptional loss and not part of our underlying trading; (ii) in 2012, the exceptional costs incurred in respect of our IPO efforts; and (iii) in the year ended December 31, 2013, incremental costs relating to our transition from a private to a public company for €9 million (including costs incurred in connection with the amendment of our management equity program following our IPO), start-up costs relating to new sites and business development initiatives for €7 million, scoping costs on the sale of existing sites for €2 million and other adjustments for €2 million.

Liquidity and Capital Resources

Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties and related parties.

As part of our cash flow management, we have improved our net working capital through procurement initiatives designed to leverage economies of scale and improve terms of payment to suppliers, as well as through collection initiatives designed to improve our billings and collections processes to reduce outstanding receivables. Our net working capital as a percentage of annual revenue decreased from 11% in 2011 to 8% in 2012 and to 6% in 2013. We define net working capital days, days of inventories, days of payables and days of sales outstanding as net trade working capital, inventories, trade payables and trade receivables divided by revenues for the last quarter, multiplied by 90, respectively. Net trade working capital is inventories plus trade receivables net, less trade payables. We believe this measure helps users of the financial statements compare our cash management from period to period and against our peers in respect to our efficiency of working capital employed and the ability to provide sufficient liquidity in the short and long term.

Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash on hand, cash flows from operations, and availability under our Term Loan and revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our ability to fund working capital needs, debt payments and other obligations, and to comply with the financial covenants in the Term Loan Agreement, depends on our future operating performance and cash flows and many factors outside of our control, including the costs of raw materials, the state of the overall industry and financial and economic conditions and other factors, including those described under “Item 3. Key Information––D. Risk Factors.”

It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we enter into combinations of forward contracts and currency options with financial institutions, selling forward U.S. dollars against euros. In addition, as discussed in “Item 4. Information on the Company—B. Business Overview—Managing our Metal Price Exposure,” when we are unable to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, we enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S. dollar appreciates versus the euro or the LME price for aluminum falls, the derivative contracts entered into with financial institution counterparties have a negative mark-to-market. Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Company from the potential margin calls for significant market movements, we hold a significant liquidity buffer in cash or in availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor margin requirements on a daily basis for adverse movements in the U.S. dollar versus the euro and in aluminum prices.

At December 31, 2013, the margin requirement related to foreign exchange hedges amounted to €11 million, comprising €11 million of fixed margin and none of variable margin (as of December 31, 2012, the margin requirement related to foreign exchange hedges amounted to €15 million). As of December 31, 2013, the margin requirement related to aluminum hedges was zero (as of December 31, 2012, margin posted on aluminum hedges was also zero). The highest margin posted in 2013 related to foreign exchange derivatives was $20 million on January 3, 2013. The highest margin made in 2012 related to foreign exchange derivatives and aluminum hedges was €60 million on July 26, 2012 and €2 million on June 29, 2012, respectively.

At December 31, 2013, we had €392 million of total liquidity, comprised of €233 million in cash and cash equivalents, €29 million of undrawn credit facilities under our ABL Facility and €130 million available under our factoring arrangements. As of December 31, 2013, we had drawn €18 million under the ABL Facility, had approximately $1 million of letters of credit outstanding and have drawn €324 million under the New Term Loan facility entered into on March 25, 2013.

Cash Flows

The following table summarizes our operating, investing and financing activities for the years ended December 31, 2011, 2012 and 2013:

	For the year ended December 31,
	2013	2012	2011
	(€ in millions)
Net cash provided by / (used) in:
Operating activities	184	246	(29)
Investing activities	(132)	(131)	(69)
Financing activities	43	(86)	201

Net increase in cash and cash equivalents	95	29	103

Net cash from operating activities

Net cash from operating activities decreased by €62 million, from an inflow of €246 million in the year ended December 31, 2012, to an inflow of €184 million for the year ended December 31, 2013. This reflected the €53 million decrease in cash generated from net income from continuing operations of €149 million in the year ended December 31, 2012 compared to €96 million in the year ended December 31, 2013. The unrealized gains on derivatives and from remeasurement of monetary assets and liabilities were €14 million for the year ended December 31, 2013 compared to €60 million for the year ended December 31, 2012. Net working capital days decreased by 7 days to 25 days for the year ended December 31, 2013, from 32 days for the year ended December 31, 2012. Of the decrease in net working capital days, a 6-day decrease was driven by lower inventories across all of our segments.

Net cash provided / (used) by operating activities increased by €275 million, to an inflow of €246 million, for the year ended December 31, 2012, from an outflow of €29 million for the year ended December 31, 2011. Cash generated in the year ended December 31, 2012 reflected cash generated from net income from continuing operations as well as a decrease in net working capital of €117 million. Net working capital days decreased by 11 days to 32 days for the year ended December 31, 2012 from 43 days in the year ended December 31, 2011. Of the decrease in net working capital days, a 5-day decrease was driven by the implementation of Lean manufacturing and specific actions to reduce inventories in our AS&I and P&ARP segments, and was partially offset by increased inventories in our A&T segment in preparation of the ramp-up of sales in Q1 2013 at Issoire. Net working capital days decreased by 7 days to 25 days for the year ended December 31, 2013, from 32 days for the year ended December 31, 2012. Of the decrease in net working capital days, a 6-day decrease was driven by lower inventories across all of our segments.

Net cash from investing activities

Cash flows used in investing activities increased by €1 million to €132 million for the year ended December 31, 2013, from €131 million for the year ended December 31, 2012. Cash flows used in investing activities for the year ended December 31, 2013 related to €144 million of capital expenditure and €13 million proceeds received from the disposal of our Saint Florentin and Ham plants and other European assets, including Alcan Strojmetal Aluminium Forging. Our capital expenditures projects for the year ended December 31, 2013 included assets reflected in construction and work in progress. Our significant projects included €14 million spent in Neuf-Brisach for a heat treatment and conversion line, €6 million spent on our new Singen press line which started production in May 2013 and €11 million spent on Automotive Structures projects.

Cash flows used in investing activities increased by €62 million to an outflow of €131 million for the year ended December 31, 2012, from an outflow of €69 million for the year ended December 31, 2011. Cash flows used in investing activities for the year ended December 31, 2012 were primarily due to €126 million of capital expenditures and other activities. Significant capital expenditure projects for the year ended December 31, 2012 included the furnace at Issoire, the new press line at Singen and the Tube Center at Aviatube.

Cash flows used in investing activities was an outflow of €69 million for the year ended December 31, 2011 primarily due to €97 million of capital expenditures. This was partially offset by the proceeds from disposal of our AIN business of €9 million and purchase of net assets on acquisition—net of cash acquired of €13 million. Significant capital expenditure projects included the AIRWARE® industrial facility at Issoire, France in 2011 and 2012 and the stretcher at Ravenswood in 2011. For further details on capital expenditures projects, see the “—Financing Arrangements—Historical Capital Expenditures” section below.

Net cash from financing activities

Net cash used in financing activities was an outflow of €86 million for the year ended December 31, 2012 and an inflow of €43 million for the year ended December 31, 2013. Net cash provided by financing activities in the year ended December 31, 2013 reflected the €162 million of proceeds received from the issuance of ordinary shares in our IPO and the €351 million proceeds from the New Term Loan offset by €147 million of dividends and €103 million of share premium distributed to our shareholders as well as repayments of the Original Term Loan amounting to €156 million.

Net cash provided by financing activities decreased to an outflow of €86 million for the year ended December 31, 2012, from an inflow of €201 million for the year ended December 31, 2011. Net cash used in financing activities in the year ended December 31, 2012 reflected the €154 million of proceeds from the Original Term Loan, offset by €148 million of repayment of the term loan facility provided by the Apollo Funds and Bpifrance, outflows from factoring of €49 million and €28 million of interest paid. Net cash provided by financing activities in the year ended December 31, 2011 is due to the financing associated with the Acquisition described above.

Financing Arrangements

Historical Capital Expenditures

The following table provides a breakdown of the historical capital expenditures for property, plant and equipment by segment for the periods indicated:

	For the year ended December 31,
	2013	2012	2011
	(€ in millions)
A&T	53	42	40
AS&I	49	40	20
P&ARP	37	39	26
Intersegment and Other	5	5	11

Total from continuing operations	144	126	97

Capital expenditure in the Company predominantly relates to development, maintenance and health & safety expenditures.

Main projects undertaken during the period included the equipment upgrades completed in 2011 and 2012 at Ravenswood (hot mill and new stretcher), the first phase of the AIRWARE® casthouse at Issoire, completed in the second half of 2012, the electrical revamping of the Neuf-Brisach cold mills started in 2011 and the Singen press line which started operations in May 2013.

Capital expenditures increased by €18 million, or 14%, to €144 million in the year ended December 31, 2013 from €126 million in the year ended December 31, 2012, as a result of the continuation of existing projects and a number of new projects, including €11 million spent on Automotive Structures projects, €14 million relating to a heat treatment and conversion line at our Neuf-Brisach plant and €6 million spent on our new Singen press line.

Capital expenditures increased by €29 million, or 30%, to €126 million in the year ended December 31, 2012 from €97 million in the year ended December 31, 2011, as a result of the continuation of existing projects and a number of new projects, including the furnace at Issoire, the new press line in Singen and the Tube Center Project at Aviatube.

As at December 31, 2013, we had €119 million of construction in progress which relates to our continued modernization and rebuilding projects at our Neuf Brisach, Issoire, Ravenswood and Singen sites.

Our principal capital expenditures are expected to total approximately €531 million, for the years ended December 31, 2014 and 2015 in the aggregate. We currently expect all of our capital expenditures to be financed internally.

Off-Balance Sheet Arrangements

As of December 31, 2013, we have no significant off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our estimated material contractual cash obligations and other commercial commitments at December 31, 2013:

		Cash payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(unaudited, € in millions)
Borrowings(1)	352	21	7	7	317
Interest(2)	124	20	40	40	24
Derivatives relating to currencies and aluminum	54	24	17	13	—
Operating lease obligations(3)	38	9	15	11	3
Capital expenditures	46	46	—	—	—

Total(4)	614	120	79	71	344

(1)	Borrowings include revolving credit facilities which are considered short-term in nature and are included in the category “Less than 1 year.”
(2)	For this table, we have assumed an interest rate on the Term Loan equal to (i) a floor of 1.25% per annum, plus (ii) a margin of 4.75% per annum for U.S. Dollar-denominated borrowings and 5.25% per annum for Euro-denominated borrowings.
(3)	Operating leases relate to buildings, machinery and equipment.
(4)	Retirement benefit obligations of €507 million are not presented above as the timing of the settlement of this obligation is uncertain.

Environmental Contingencies

Our operations, like those of other basic industries, are subject to federal, state, local and international laws, regulations and ordinances. These laws and regulations (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as waste handling and disposal practices and (ii) impose liability for costs of cleaning up, and certain damages resulting from, spills, disposals or other releases or regulated materials. From time to time, our operations have resulted, or may result, in certain noncompliance with applicable requirements under such environmental laws. To date, any such noncompliance with such environmental laws has not had a material adverse effect on our financial position or results of operations.

Pension Obligations

Constellium operates various pension plans for the benefit of its employees across a number of countries. Some of these plans are defined benefit plans and others are defined contribution plans. The largest of these plans are in the United States, Switzerland, Germany and France. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement, and are periodically adjusted for cost of living increases, either by practice, collective agreement or statutory requirement.

We also provide health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents. These plans are predominantly in the United States.

United States pensions and healthcare plans

In the United States, we operate defined benefit plans, which, as of December 31, 2013, covered 2,743 active, 337 deferred and 3,808 retired employees.

There is a defined contribution (401(k)) savings plan and an unfunded post-employment benefit scheme.

Switzerland

In 2012, and as part of the separation agreement with Rio Tinto, we withdrew from the foundation that previously had administered our employee benefit plans in Switzerland and joined a new commercial multi-employee foundation for our Swiss employees. This change led to a partial liquidation of the previous scheme which triggered a settlement. At the same time there was a change in employee benefit entitlements that resulted in a decrease in past service costs. The net effect of the settlement and the change in benefits resulted in a €8 million loss recorded within other gains/losses in the income statement. As of December 31, 2013, there were 765 employees and 80 retired employees in the Swiss pension plan.

Germany

In Germany, there are a number of defined benefit and defined contribution pension schemes, which, as of December 31, 2013, covered a total of 1,527 active, 453 deferred and 2,785 retired employees.

France

In France, there are unfunded defined benefit pension plans, which, as of December 31, 2013, covered 3,854 active and 305 retired employees.

Our pension liabilities and other post-retirement healthcare obligations are reviewed regularly by a firm of qualified external actuaries and are revalued taking into account changes in actuarial assumptions and experience. The assumptions include assumed discount rates on plan liabilities and expected rates of return on plan assets. Both of these require estimates and projections on a variety of factors and these can fluctuate from period to period.

For the year ended December 31, 2013, the total expense recognized in the income statement in relation to all our pension and post-retirement benefits was €29 million (compared to a gain of €2 million for the year ended December 31, 2012). At December 31, 2013, the fair value of the plans assets was €277 million (compared to €267 million as of December 31, 2012), compared to a present value of our obligations of €784 million (compared to €878 million as of December 31, 2012), resulting in an aggregate plan deficit of €507 million (compared to €611 million as of December 31, 2012). Contributions to pension plans totaled €27 million for the year ended December 31, 2013 (compared to €26 million for the year ended December 31, 2012). Contributions for other benefits totaled €16 million for the year ended December 31, 2013 (compared to €14 million for the year ended December 31, 2012).

For the year ended December 31, 2012, the total amount recognized in the income statement in relation to all our pension and post-retirement benefits was a gain of €2 million after the non-recurring pension plan settlements and amendments gains or losses of €50 million net (compared to an expense of €43 million for the year ended December 31, 2011). At December 31, 2012, the fair value of the plans assets was €267 million (compared to €287 million as of December 31, 2011), compared to a present value of our obligations of €878 million (compared to €865 million as of December 31, 2011), resulting in an aggregate plan deficit of €611 million (compared to €578 million as of December 31, 2011). Contributions to pension plans totaled €26 million for the year ended December 31, 2012 (compared to €28 million for the year ended December 31, 2011). Contributions for other benefits totaled €14 million for the year ended December 31, 2012 (compared to €13 million for the year ended December 31, 2011).

Our estimated funding for our funded pension plans and other post-retirement benefit plans is based on actuarial estimates using benefit assumptions for discount rates, rates of compensation increases, and health care cost trend rates. The deficit in the pension plan and the unfunded post-retirement healthcare obligation as of

December 31, 2013 were €208 million and €299 million, respectively. The deficit in the pension plan and the unfunded post-retirement healthcare obligation as of December 31, 2012 were €266 million and €345 million, respectively. Estimating when the obligations will require settlement is not practicable and therefore these have not been included in the Contractual Obligations table above.

Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 23 to our audited consolidated financial statements contained elsewhere in this Annual Report.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

Our principal accounting policies are set out in Note 2 to the audited consolidated financial statements which appear elsewhere in this Annual Report. New standards and interpretations not yet adopted are also disclosed in Note 2.3 to our audited consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our executive officers and the members of our board of directors as of the date of this Annual Report (ages are given as of April 22, 2014). The business address of each of our executive officers and directors listed below is c/o Constellium, Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Name	Age	Position	Date of Appointment
Richard B. Evans	66	Chairman	January 5, 2011
Pierre Vareille	56	Director	March 1, 2012
Gareth N. Turner	49	Director	May 14, 2010
Guy Maugis	60	Director	January 5, 2011
Matthew H. Nord	34	Director	May 14, 2010
Philippe Guillemot	54	Director	May 21, 2013
Pieter Oosthoek	50	Director	May 21, 2013
Werner P. Paschke	64	Director	May 21, 2013

Pursuant to a shareholders agreement between the Company and Bpifrance, Mr. Maugis was selected to serve as a director by Bpifrance.

Richard B. Evans. Mr. Evans has served as our Chairman since December 2012. He has been a director of the Company since January 2011 and from November 2011 to March 2012 acted as interim Chairman and Chief Executive Officer. Mr. Evans is currently an independent director and member of the Audit Committee of Noranda Aluminum Holding Corporation, an independent director and member of the Audit Committee of CGI, an IT consulting and outsourcing company and a director of Tyhee Gold Corp., a gold development company. He retired in May 2013 as Non-Executive Chairman and director of Resolute Forest Products, a Forest Products company based in Montreal. He retired in April 2009 as an Executive Director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd., and as Chief Executive Officer of Rio Tinto Alcan Inc., a wholly owned subsidiary of Rio Tinto. Previously, Mr. Evans was President and Chief Executive Officer of Montreal-based Alcan Inc. from March 2006 to October 2007, and led the negotiation of the acquisition of Alcan by Rio Tinto in

October 2007. He was Alcan’s Executive Vice President and Chief Operating Officer from September 2005 to March 2006. Prior to joining Alcan in 1997, he held various senior management positions with the Kaiser Aluminum and Chemical Company during his 27 years with that company. Mr. Evans also is currently a member of the Advisory Board of the Global Economic Symposium based in Kiel, Germany. He is a past Chairman of the International Aluminum Institute (IAI) and is a past Chairman of the Washington, DC-based U.S. Aluminum Association. He previously served as Co-Chairman of the Environmental and Climate Change Committee of the Canadian Council of Chief Executives and as a member of the Board of USCAP, a Washington, DC-based coalition concerned with climate change.

Pierre Vareille. Mr. Vareille has been the Chief Executive Officer of Constellium since March 2012. Prior to joining Constellium, Mr. Vareille was Chairman and Chief Executive Officer of FCI, a world-leading manufacturer of connectors. Mr. Vareille is a graduate of the French engineering school Ecole Centrale de Paris and the Sorbonne University (economics and finance). He started his career in 1982 with Vallourec, holding various positions in manufacturing, controlling, sales and strategy before being appointed Chief Executive Officer of several subsidiaries. From 1995 to 2000 Mr. Vareille was Chairman and Chief Executive Officer of GFI Aerospace (now LISI Aerospace), after which he joined Faurecia as a member of the executive committee and Chief Executive Officer of the Exhaust Systems business. In 2002, he moved to Pechiney as a member of the executive committee in charge of the aluminum conversion sector and as Chairman and Chief Executive Officer of Rhenalu. He was then named in 2004 as Group Chief Executive of Wagon Automotive, a company listed on the London Stock Exchange, where he stayed until 2008. Mr. Vareille has been a member of the Société Bic board since 2009.

Gareth N. Turner. Mr. Turner is a senior partner of Apollo, having joined Apollo in 2005. From 1997 to 2005, Mr. Turner was employed by Goldman Sachs and from 2003 to 2005 as a Managing Director in its investment banking group. Mr. Turner was head of the Goldman Sachs Global Metals and Mining Group and managed the firm’s investment banking relationships with major companies in the metals and mining sector. He has a broad range of experience in both capital markets and mergers and acquisitions transactions. Prior to joining Goldman Sachs, Mr. Turner was employed at Lehman Brothers from 1992 to 1997. He also worked for Salomon Brothers from 1991 to 1992 and RBC Dominion Securities from 1986 to 1989. Mr. Turner serves on the board of directors of The Monier Group, Ascometal SAS, and Noranda Aluminum Holding Corporation. Mr. Turner received an MBA, with distinction, from the University of Western Ontario in 1991 and a BA from the University of Toronto in 1986. Mr. Turner has been actively involved in the metals sector as an advisor to many of the major metals and mining companies during his career and has over 20 years of experience in financing, analyzing and investing in public and private companies, including many in the metals and mining sector.

Guy Maugis. Mr. Maugis has been the President of Robert Bosch France SAS since January 2004. The French subsidiary covers all the activities of the Bosch Group, a leader in the domains of the Automotive Equipments, Industrial Techniques and Consumer Goods and Building Techniques. Mr. Maugis is a former graduate of École Polytechnique, Engineer of “Corps des Ponts et Chaussées” and has worked for several years at the Equipment Ministry. At Pechiney, he managed the flat rolled products factory of Rhenalu Neuf-Brisach. At PPG Industries, he became President of the European Flat Glass activities. With the purchase of PPG Glass Europe by ASAHI Glass, Mr. Maugis assumed the function of Vice-President in charge of the business development and European activities of the automotive branch of the Japanese group.

Matthew H. Nord. Mr. Nord is a partner of Apollo, having joined Apollo in 2003. Prior to that time, Mr. Nord was a member of the Investment Banking division of Salomon Smith Barney Inc. Mr. Nord serves on the board of directors of Affinion Group Inc., Novitex Enterprise Solutions, Noranda Aluminum Holding Corporation, and MidCap Financial Holdings, LLC. Mr. Nord has previously served on the board of directors of Evertec, Inc., SourceHOV Holdings, Inc. and Hughes Telematics, Inc. Mr. Nord also serves on the Board of Overseers of the University of Pennsylvania’s School of Design. Mr. Nord graduated summa cum laude with a BS in Economics from the University of Pennsylvania’s Wharton School of Business. Mr. Nord has over 10 years of experience in financing, analyzing and investing in public and private companies, including significant experience making and managing private equity investments on behalf of Apollo. He has worked on numerous metals industry transactions at Apollo, particularly in the aluminum sector.

Philippe Guillemot. Mr. Guillemot is Chief Operating Officer of Alcatel-Lucent and Chairman of Ascometal’s Strategic Committee. He has nearly thirty years of experience in quality control and management, particularly with automotive components manufacturers and power distribution product manufacturers. From April 2010 to February 2012, he served as Chief Executive Officer of Europcar Group, the leading provider of car rental services in Europe with a presence in 150 countries. Mr. Guillemot served as Chairman and CEO of Areva T&D from 2004 to 2010, and previously served in management positions at Valeo and Faurecia. Mr.

Guillemot began his career at Michelin, where he was initially responsible for production quality and plant quality at sites in Canada, France and Italy. He was a member of Booz Allen Hamilton’s Automotive Practice from 1991 to 1993 before returning to Michelin to serve as an operations manager, director of Michelin Group’s restructuring in 1995-1996, Group Quality Executive Vice-President, and Chief Information Officer. Mr. Guillemot received his undergraduate degree in 1982 from Ecole des Mines in Nancy and received his MBA from Harvard University in Cambridge, MA in 1991.

Pieter Oosthoek. Mr. Oosthoek is General Counsel of Intertrust (Netherlands) B.V., which provides trust and corporate management services. Mr. Oosthoek has served in this role since 2010. From 2000 to 2010, he was head of Intertrust’s Financial Governance product team, administering a broad range of securitization transactions, and from 2000 to 2002 led Intertrust’s Asian and Middle East regional team, performing trust services for clients in those regions. Prior to joining Intertrust, Mr. Oosthoek was an account manager for Equity Trust Co. N.V., responsible for a client portfolio of royalty, holding and finance companies. Mr. Oosthoek received his master’s degree in Dutch law from the University of Groningen (Rijksuniversiteit Groningen) in 1988.

Werner P. Paschke. Mr. Paschke is an independent director of several companies, including Monier Holdings GP SA and Schustermann & Borenstein GmbH. He is chair of the Audit Committee and member of the Remuneration Committee of the Board of Monier Holdings. In previous years he was also Board member at Conergy AG and Coperion GmbH. Between 2003 and 2006 Mr. Paschke served as Managing Director and Chief Financial Officer of Demag Holding in Luxemburg, where he was responsible for actively enhancing the value of seven former Siemens and Mannesmann units. From 1992 to 2003 he worked for Continental AG, since 1994 as Generalbevollmächtigter for corporate controlling, plus later accounting. In years 1988 to 1992 he served as Chief Financial Officer for General Tire Inc., Akron, Ohio, USA. From 1973 to 1987 he held different positions at Continental AG in finance, distribution, marketing and controlling. Mr. Paschke studied economics at Universities Hannover, Hamburg and Munster/Westphalia and is a 1993 graduate of the International Senior Management Program at Harvard University.

The following persons are our officers:

Name	Age	Title
Pierre Vareille	56	Chief Executive Officer
Didier Fontaine	52	Chief Financial Officer
Laurent Musy	47	President, Packaging & Automotive Rolled Products
Paul Warton	52	President, Automotive Structures & Industry
Marc Boone	51	Vice President, Human Resources
Jeremy Leach	52	Vice President and Group General Counsel
Nicolas Brun	48	Vice President, Communications
Yves Merel	47	Vice President, EHS & Lean Transformation
Jean-Christophe Figueroa	50	President, Aerospace & Transportation
Simon Laddychuk	47	Vice President, Manufacturing & Technology Director

The following paragraphs set forth biographical information regarding our officers:

Didier Fontaine. Mr. Fontaine has been the Chief Financial Officer of Constellium since September 2012. Prior to joining Constellium, Mr. Fontaine was from March 2009 Executive Vice President and Chief Financial Officer and Information Technology Director of Plastic Omnium, a world-leading automotive supplier present in 27 countries with over 20,000 employees, which is listed on Euronext Paris and is part of the CAC Mid 60. Mr. Fontaine was also a member of the executive committee during his time at Plastic Omnium and was instrumental in orchestrating the company’s post-2008 recovery by generating a strong cash position and operating margin. In 2010, Plastic Omnium was recognized as the company with the highest share price improvement on Euronext Paris. Mr. Fontaine started his career in 1987 with Crédit Lyonnais, holding various positions in Canada, France and Brazil in corporate and structured finance. From 1995 to 2001, he worked for the Schlumberger Group where he held various positions in the Treasury and Controller departments. In 2001, he joined Faurecia Exhaust System as Vice President of Finance and IT and managed the South American and South African operations up to 2004. In 2005, Mr. Fontaine joined Inergy Automotive System, a fuel tank business and a joint venture between Solvay Group and Plastic Omnium as the Chief Financial Officer and IT director (and was also a member of the company’s executive committee). Mr. Fontaine is a graduate of L’Institut d’Études Politiques of Paris “Sciences Po” (with a major in finance and tax) and has a master’s degree in econometrics from Lyon University.

Laurent Musy. Mr. Musy has served as President, Packaging & Automotive Rolled Products since January 2011 and held the same position at Alcan Engineered products since April 2008. Prior to that, Mr. Musy worked in the upstream aluminum industry, including as General Manager of the Pechiney St-Jean smelter in France, CEO of Tomago Aluminium in Australia and President of Alcan Bauxite & Alumina’s Atlantic Operations. He led the worldwide integration of Rio Tinto and Alcan in bauxite and alumina. Earlier in his career, he worked for Bull Japan, Saint-Gobain and McKinsey. At the EAA, Mr. Musy is currently the chairman of the packaging board and was chairman of the rollers’ division. He chairs Constellium’s sustainability council and is the chairman of Constellium Deutschland’s and Constellium Singen’s supervisory boards. Mr. Musy is a graduate of the Ecole des Mines de Paris and holds an MBA from INSEAD, France.

Paul Warton. Mr. Warton has served as our President, Automotive Structures & Industry since January 2011, and previously held the same role at Alcan Engineered Products since November 2009. Mr. Warton joined Alcan Engineered Aluminum Products in November 2009. Following manufacturing, sales and management positions in the automotive and construction industries, he spent 17 years managing aluminum extrusion companies across Europe and in China. He held the positions of President Sapa Building Systems & President Sapa North Europe Extrusions during the integration process with Alcoa soft alloy extrusions. Mr. Warton served on the Building Board of the European Aluminum Association (EAA) and was Chairman of the EAA Extruders Division. He holds an MBA from the London Business School.

Marc Boone. Mr. Boone joined Constellium in June 2011 as Vice-President, Human Resources. From 2003 through 2010, Mr. Boone served as the Human Resources Director at Uniq plc, and prior to 2003, held human resources and change management positions in industrial and service companies such as Alcatel Mietec, Johnson Controls, MasterCard, General Electric and KPMG.

Jeremy Leach. Mr. Leach joined Constellium as Vice President and Group General Counsel and Secretary to the Board of Constellium in January 2011 and previously was Vice President and General Counsel at Alcan Engineered Products. Mr. Leach joined Pechiney in 1991 from the international law firm Richards Butler (now Reed Smith). Prior to becoming General Counsel at Alcan Engineered Products, he was the General Counsel of Alcan Packaging and held various senior legal positions in Rio Tinto, Alcan and Pechiney. He is admitted in a number of jurisdictions, holds a law degree from Oxford University (MA Jurisprudence) and an MBA from the London Business School.

Nicolas Brun. Mr. Brun has served as our Vice President, Communications since January 2011, and previously held the same role at Alcan Engineered Products since June 2008. From 2005 through June 2008, Mr. Brun served in the roles of Vice President, Communications for Thales Alenia Space and also as Head of Communications for Thales’ Space division. Prior to 2005, Mr. Brun held senior global communications positions as Vice President External Communications with Alcatel, Vice President Communications Framatome ANP/AREVA, and with the Carlson Wagonlit Travel Group. Mr. Brun attended the University of Paris-La Sorbonne and received a degree in economics and also has a master’s degree in corporate communications from Ecole Française des Attachés de Presse and also a certificate in marketing management for distribution networks from the Ecole Supérieure de Commerce in Paris.

Yves Mérel. Mr. Mérel has served as our Vice President, EHS and Lean Transformation, since August 2012. Prior to that, Mr. Mérel led several Lean Transformation programs with impressive improvement track records in the automotive and electronic industries. Mr. Mérel discovered the Lean principles during his 10 years at Valeo, mostly as Plant Manager and has since implemented Lean within more than 21 countries and cultures. From May 2008 until he joined Constellium he served as Group Lean Director and then as Vice President Industrial Development at FCI. He also extends his Lean expertise to functions out of the usual EHS, Quality, Supply Chain and Production areas, such as to Engineering, Purchasing, Human Resources, Finance and Sales. Mr. Mérel holds an Engineering degree from Compiegne University of Technology and a degree from Harvard Business School’s General Management Program.

Jean-Christophe Figueroa. Mr. Figueroa has been the President of Constellium Aerospace and Transportation since September 1, 2013. Prior to joining Constellium, Mr. Figueroa served as Vice President, Vehicle Control Systems, for WABCO, leading its combined Vehicle Dynamics and Driveline Control business units. Mr. Figueroa joined WABCO in 2005 as Vice President, Vehicle Dynamics and Control. WABCO is a leading global supplier for safety systems serving the commercial vehicle industry, listed on NYSE as WBC. Mr. Figueroa joined WABCO from tier-one automotive supplier Valeo, where he served as Chief Purchasing Officer, based in Paris. Mr. Figueroa spent 13 years in senior management business and purchasing positions for Valeo, including leadership of the Automotive Climate Control business in both Mexico and subsequently Western Europe. Prior to joining Valeo, Mr. Figueroa spent seven years with Bocar, Mexico, in various leadership positions in logistics, purchasing and program management. Mr. Figueroa holds a BS in industrial Engineering from La Universidad Nacional Autónoma de México and an MBA from INSEAD, France.

Simon Laddychuk. A practiced leader with over 20 years of experience gained in the metals industry, Mr. Laddychuk was appointed Vice President and Chief Technical Officer for Constellium in September 2013. In this role, he oversees the research and development, technology and group engineering activities, including large capital project development and execution. Prior to his current role, Mr. Laddychuk was the Vice President of Manufacturing for our Aerospace and Transportation division (A&T), serving key aerospace customers with advanced aluminum solutions for current and future aircraft and other value-added market applications. Born in South Wales, United Kingdom, Mr. Laddychuk graduated in the UK. He holds a number of engineering qualifications, a Bachelor of Science Degree in Materials Science and an MBA. He joined Constellium (then, Alcan Engineered Products) in 1991, where he held operational and corporate management positions in different sectors in packaging and aluminum conversion in Europe and North America.

There are no family relationships between the executive officers and the members of our board of directors.

B. Compensation

Non-Employee Director Compensation

Messrs. Evans, Guillemot, Maugis, and Paschke, four of our non-employee directors, are each paid an annual retainer of €60,000 and receive €2,000 for each meeting of the board they attend in person and €1,000 for each meeting they attend by telephone. Mr. Evans is paid an additional €60,000 per year for his services as the chairman of the board, a position to which he was appointed on December 6, 2012. Prior to December 2012, Mr. Evans served as lead independent director of our board of directors beginning in March 2012 and as chief executive officer of Constellium France Holdco, one of our subsidiaries. Each of the aforementioned non-employee directors who serves on a committee of our board of directors also receives €2,000 for each committee meeting attended in person and €1,000 for each committee meeting attended by phone, except for the chair of the committee, who receives €3,500 for each committee meeting attended in person. In addition, in connection with our IPO, each of Messrs. Guillemot and Paschke was granted an award of restricted stock units with an aggregate grant date value of €50,000. The restricted stock unit award will vest in equal installments on each of the first and second anniversaries of the grant date, subject to the recipient continuously being a member of our board of directors through each such anniversary.

In lieu of an annual retainer or attendance fees, we pay InterTrust (Netherlands) B.V., the entity by which Mr. Oosthoek is employed, an annual management fee of €10,000 as well as an additional fee based on the actual time spent by Mr. Oosthoek in providing services to the Company. The remaining directors are employed by or otherwise affiliated with, one of our shareholders and therefore do not receive fees for service on our board. The members of our board of directors have not entered into service contracts with the Company that provide for benefits upon termination of employment. In addition, Bret Clayton, who served as a director in 2013, but resigned in January 2014 in connection with the sale by Rio Tinto of certain of its holdings of our ordinary shares, also received no compensation for service on our board during 2013.

The following table sets forth the approximate remuneration paid or payable in respect of our 2013 fiscal year to our non-employee directors:

Name	Annual Director Fees	Board/ Committee Attendance Fees	Equity Awards	Total
Philippe Guillemot	€37,397	€16,000	€50,000	€103,397
Guy Maugis	€60,000	€11,000	€—	€71,000
Richard B. Evans	€120,000	€21,500	€—	€141,500
Pieter Oosthoek(1)	€46,926	€—	€—	€46,926
Werner P. Paschke	€36,986	€22,500	€50,000	€109,486

(1)	Annual director fee for Mr. Oosthoek reflects the total fees paid to Intertrust (Netherlands) B.V. in respect of Mr. Oosthoek’s services to the Company during our 2013 fiscal year (excluding any value added taxes).

Officer Compensation

The following table sets forth the approximate remuneration paid during our 2013 fiscal year to certain of our executive officers, including Pierre Vareille, our Chief Executive Officer, Didier Fontaine, our Chief Financial Officer, Laurent Musy, our President, Packaging & Automotive Rolled Products, Paul Warton, our President, Automotive Structures & Industry, Christophe Villemin, our former President of Constellium Aerospace and Transportation, and Jean-Christophe Figueroa, our current President of Constellium Aerospace and Transportation. Mr. Villemin resigned effective as of August 31, 2013, and Mr. Figueroa joined the Company on September 1, 2013. The remuneration information for our executive officers other than Mr. Vareille is presented on an aggregate basis in the row labeled “Other Executive Officers” in the table below.

The Executive Performance Award Plan (the “EPA”) bonuses paid in March 2013 to certain of our executive officers were paid in respect of 2012 EPA awards granted to such officers. In addition, each such executive officer other than Mr. Villemin was granted a restricted stock unit award under the Constellium N.V.

2013 Equity Incentive Plan pursuant to a shareholding retention program implemented by our remuneration committee. See “—Shareholding Retention Program” below.

Name and Principal Position	Base Salary Paid(1)	Non-equity Incentive Plan Compensation (EPA Bonus)	Equity Awards(2)	Change in Pension Value(3)	All Other Compensation(4)	Total
Pierre Vareille, CEO	€735,156	€614,639	€719,251	€134,089	€—	€2,203,135
Other Executive Officers	€1,579,116	€937,815	€1,251,884	€525,474	€1,296,486	€5,590,775

(1)	Amounts reflect proration for individuals who were not employed by the Company for all of 2013.

(2)	Represents the aggregate value of the restricted stock unit awards granted to such individuals during 2013 under the Constellium N.V. 2013 Equity Incentive Plan.

(3)	Represents amounts contributed by the Company during our 2013 fiscal year to the French and Swiss states as part of the employer overall pension requirements apportioned to the base salary of these individuals.

(4)	Represents the sum of (i) €22,595 in costs to the Company of providing a Company car during 2013 to Messrs. Fontaine, Musy, Warton, Villemin, and Figueroa and (ii) €1,273,891 in cash severance payments and restrictive covenant indemnity payments provided to Mr. Villemin during our 2013 fiscal year pursuant to a settlement agreement between the Company and the officer.

The total remuneration paid to such executive officers, including Messrs. Vareille and Fontaine, during our 2013 fiscal year amounted to €7,793,910, consisting of (i) an aggregate base salary of €2,314,272, (ii) aggregate short-term incentive compensation of €1,552,454, (iii) aggregate equity compensation of €1,971,135, and (iv) aggregate benefits in kind in an amount equal to €1,296,486. The total amount contributed to the value of the pensions for such executive officers, including Messrs. Vareille and Fontaine, during our 2013 fiscal year was €659,563.

Below is a brief description of the compensation and benefit plans in which our officers participate.

Executive Performance Award Plan

Each of our officers participates in the EPA. The EPA is an annual cash bonus plan intended to provide performance-related award opportunities to employees who contribute substantially to the success of Constellium. Under the EPA, participants are granted opportunities to earn cash bonuses (expressed as a percentage of base salary) based on the level of achievement of certain financial metrics established by our remuneration committee for the applicable annual performance period, environmental, health and safety (“EHS”) performance objectives approved by our audit committee and individual and team objectives established by the applicable participant’s supervisor. The level of attainment of awards granted under the EPA is generally determined to be 70% based on the level of attainment of the applicable financial metrics, 10% based on the level of attainment of EHS performance objectives and 20% based on the level of attainment of individual and team objectives. Awards are paid (generally subject to continued service through the end of the applicable annual performance period) in the year following the year for which such awards were granted.

Long Term Incentive Cash Plan

The Long Term Incentive Cash Plan is intended to motivate and retain certain key senior employees of Constellium who are not eligible to participate in our management equity plan described below. Approximately 40 of our senior employees were selected by our remuneration committee to receive grants of cash awards under the Long Term Incentive Cash Plan during our 2013 fiscal year. Participants’ award opportunities are based on job grade, with the amount earned in respect of such awards based on the level of attainment of the applicable performance criteria for the applicable measurement years. Awards earned under the plan are generally paid in the third year following the applicable measurement year, with the awards generally vesting based on continued service through the end of the year preceding the year in which payment of the award is made.

Constellium N.V. 2013 Equity Incentive Plan

The Company has adopted the Constellium N.V. 2013 Equity Incentive Plan (the “Constellium 2013 Equity Plan”). The principal purposes of this plan are to focus directors, officers and other employees and consultants on business performance that creates shareholder value, to encourage innovative approaches to the business of the Company and to encourage ownership of our ordinary shares by directors, officers and other employees and consultants.

The Constellium 2013 Equity Plan provides for a variety of awards, including “incentive stock options” (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)) (“ISOs”), nonqualified stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance units, other stock-based awards or any combination of those awards. The Constellium 2013 Equity Plan provides that awards may be made under the plan for ten years. We have reserved 5,292,291 ordinary shares for issuance under the Constellium 2013 Equity Plan, subject to adjustment in certain circumstances to prevent dilution or enlargement.

Administration

The Constellium 2013 Equity Plan is administered by our remuneration committee. The board of directors or the remuneration committee may delegate administration to one or more members of our board of directors. The remuneration committee has the power to interpret the Constellium 2013 Equity Plan and to adopt rules for the administration, interpretation and application of the Constellium 2013 Equity Plan according to its terms. The remuneration committee determines the number of our ordinary shares that will be subject to each award granted under the Constellium 2013 Equity Plan and may take into account the recommendations of our senior management in determining the award recipients and the terms and conditions of such awards. Subject to certain exceptions as may be required pursuant to Rule 16b-3 under the Exchange Act, if applicable, our board of directors may at any time and from time to time exercise any and all rights and duties of the remuneration committee under the Constellium 2013 Equity Plan.

Eligibility

Certain directors, officers, employees and consultants are eligible to be granted awards under the Constellium 2013 Equity Plan. Our remuneration committee determines:

•	which directors, officers, employees and consultants are to be granted awards;

•	the type of award that is granted;

•	the number of our ordinary shares subject to the awards; and

•	the terms and conditions of such awards, consistent with the Constellium 2013 Equity Plan.

Our remuneration committee has the discretion, subject to the limitations of the Constellium 2013 Equity Plan and applicable laws, to grant stock options, SARs and rights to acquire restricted stock (except that only our employees may be granted ISOs).

Stock Options

Subject to the terms and provisions of the Constellium 2013 Equity Plan, stock options to purchase our ordinary shares may be granted to eligible individuals at any time and from time to time as determined by our remuneration committee. Stock options may be granted as ISOs, which are intended to qualify for favorable treatment to the recipient under U.S. federal tax law, or as nonqualified stock options, which do not qualify for this favorable tax treatment. Subject to the limits provided in the Constellium 2013 Equity Plan, our remuneration committee has the authority to determine the number of stock options granted to each recipient. Each stock option grant is evidenced by a stock option agreement that specifies the stock option exercise price, whether the stock options are intended to be incentive stock options or nonqualified stock options, the duration of the stock options, the number of shares to which the stock options pertain and such additional limitations, terms and conditions as our remuneration committee may determine.

Our remuneration committee determines the exercise price for each stock option granted, except that the stock option exercise price may not be less than 100% of the fair market value of an ordinary share on the date of grant. All stock options granted under the Constellium 2013 Equity Plan expire no later than ten years from the date of grant. Stock options are nontransferable except by will or by the laws of descent and distribution or, in the case of nonqualified stock options, as otherwise expressly permitted by our remuneration committee. The granting of a stock option does not accord the recipient the rights of a shareholder, and such rights accrue only after the exercise of a stock option and the registration of ordinary shares in the recipient’s name.

Stock Appreciation Rights

Our remuneration committee in its discretion may grant SARs under the Constellium 2013 Equity Plan. SARs may be “tandem SARs,” which are granted in conjunction with a stock option, or “free-standing SARs,” which are not granted in conjunction with a stock option. A SAR entitles the holder to receive from us, upon exercise, an amount equal to the excess, if any, of the aggregate fair market value of a specified number of our ordinary shares to which such SAR pertains over the aggregate exercise price for the underlying shares. The exercise price of a free-standing SAR may not be less than 100% of the fair market value of an ordinary share on the date of grant.

A tandem SAR may be granted at the grant date of the related stock option. A tandem SAR may be exercised only at such time or times and to the extent that the related stock option is exercisable and has the same exercise price as the related stock option. A tandem SAR terminates or is forfeited upon the exercise or forfeiture of the related stock option, and the related stock option terminates or is forfeited upon the exercise or forfeiture of the tandem SAR.

Each SAR is evidenced by an award agreement that specifies the exercise price, the number of ordinary shares to which the SAR pertains and such additional limitations, terms and conditions as our remuneration committee may determine. We may make payment of the amount to which the participant exercising the SARs is entitled by delivering ordinary shares, cash or a combination of stock and cash as set forth in the award agreement relating to the SARs. SARs are not transferable except by will or the laws of descent and distribution or, with respect to SARs that are not granted in “tandem” with a stock option, as expressly permitted by our remuneration committee.

Restricted Stock

The Constellium 2013 Equity Plan provides for the award of ordinary shares that are subject to forfeiture and restrictions on transferability to the extent permitted by applicable law and as set forth in the Constellium 2013 Equity Plan, the applicable award agreement and as may be otherwise determined by our remuneration committee. Except for these restrictions and any others imposed by our remuneration committee to the extent permitted by applicable law, upon the grant of restricted stock, the recipient will have rights of a shareholder with respect to the restricted stock, including the right to vote the restricted stock and to receive all dividends and other distributions paid or made with respect to the restricted stock on such terms as set forth in the applicable award agreement. During the restriction period set by our remuneration committee, the recipient is prohibited from selling, transferring, pledging, exchanging or otherwise encumbering the restricted stock to the extent permitted by applicable law.

Restricted Stock Units

The Constellium 2013 Equity Plan authorizes our remuneration committee to grant restricted stock units. Restricted stock units are not ordinary shares and do not entitle the recipient to the rights of a shareholder, although the award agreement may provide for rights with respect to dividend equivalents. The recipient may not sell, transfer, pledge or otherwise encumber restricted stock units granted under the Constellium 2013 Equity Plan prior to their vesting. Restricted stock units may be settled in cash, ordinary shares or a combination thereof as provided in the applicable award agreement, in an amount based on the fair market value of an ordinary share on the settlement date.

Performance Units

The Constellium 2013 Equity Plan provides for the award of performance units that are valued by reference to a designated amount of cash or to property other than ordinary shares. The payment of the value of a performance unit is conditioned upon the achievement of performance goals set by our remuneration committee in granting the performance unit and may be paid in cash, ordinary shares, other property or a combination thereof. Any terms relating to the termination of a participant’s employment will be set forth in the applicable award agreement.

Other Stock-Based Awards

The Constellium 2013 Equity Plan also provides for the award of ordinary shares and other awards that are valued by reference to our ordinary shares, including unrestricted stock, dividend equivalents and convertible debentures.

Performance Goals

The Constellium 2013 Equity Plan provides that performance goals may be established by our remuneration committee in connection with the grant of any award under the Constellium 2013 Equity Plan.

Termination without Cause Following a Change in Control

Upon a termination of employment of a plan participant occurring upon or during the two years immediately following the date of a “change in control” (as defined in the Constellium 2013 Equity Plan) by the Company without “cause” (as defined in the Constellium 2013 Equity Plan), unless otherwise provided in the applicable award agreement, (i) all awards held by such participant will vest in full (in the case of any awards that are subject to performance goals, at target) and be free of restrictions, and (ii) any option or SAR held by the participant as of the date of the change in control that remains outstanding as of the date of such termination of employment may thereafter be exercised until (A) in the case of ISOs, the last date on which such ISOs would otherwise be exercisable or (B) in the case of nonqualified options and SARs, the later of (x) the last date on which such nonqualified option or SAR would otherwise be exercisable and (y) the earlier of (I) the second anniversary of such change in control and (II) the expiration of the term of such nonqualified option or SAR.

Amendments

Our board of directors or our remuneration committee may amend, alter or discontinue the Constellium 2013 Equity Plan, but no amendment, alteration or discontinuation will be made that would materially impair the rights of a participant with respect to a previously granted award without such participant’s consent, unless such an amendment is made to comply with applicable law, including, without limitation, Section 409A of the Code, stock exchange rules or accounting rules. In addition, no such amendment will be made without the approval of the Company’s shareholders to the extent such approval is required by applicable law or the listing standards of the applicable stock exchange.

Free Share Program

In connection with our IPO, our remuneration committee approved a free share program for all employees (other than short-term employees) situated in the United States, France, Germany, Switzerland, and the Czech Republic. Under this program, each eligible employee received an award of 25 restricted stock units under the Constellium 2013 Equity Plan in May 2013 that will vest and be settled in ordinary shares on the second anniversary of our IPO, subject to the applicable employee remaining employed by the Company or its subsidiaries through that date.

Shareholding Retention Program

In October 2013, our remuneration committee approved a shareholding retention program to encourage critical members of our senior management team to maintain a significant portion of their current investment under the Company’s Management Equity Plan (the “MEP”) (described in “—Management Equity Plan” below), if applicable, and to focus such individuals on business performance that creates shareholder value. Pursuant to this program, certain members of our senior management team were awarded a one-time retention award under the Constellium 2013 Equity Plan consisting of a grant of restricted stock units with a grant date value equal to a specified percentage of the recipient’s annual base salary. The restricted stock units will vest and be settled for our ordinary shares on the second anniversary of the date of grant, subject to the recipient remaining continuously employed with the Company through that date, and for any recipient who is an MEP participant, subject to his or her retaining at least 75% of his or her interest in our ordinary shares under the MEP (including any interest in ordinary shares that becomes vested following the date of grant), and his or her compliance with the protocol to be established by the Company for the orderly liquidation of shares held in the MEP.

Coinvestment Award Program

Also in October 2013, our remuneration committee approved a coinvestment award program for certain critical members of our senior management team for 2014. Each participant in this program will be given the opportunity to invest in our ordinary shares, between 30% and 50% of the gross annual bonus he or she earns under the EPA in respect of 2013. Participants who opt to invest under this program will be granted performance-based restricted stock units under the Constellium 2013 Equity Plan (“performance RSUs”) in an amount equal to a specified multiple of the ordinary shares invested. The performance RSUs will vest and be settled for our ordinary shares on the second anniversary of the date of grant, subject to the achievement of certain performance goals based on total shareholder return, the participant remaining continuously employed with the Company through that date, his or her retaining at least 75% of his or her interest in our ordinary shares under the MEP (including any interest in ordinary shares that becomes vested following the date of grant), if applicable, and 100% of his or her investment under this program, and his or her compliance with the protocol to be established by the Company for the orderly liquidation of shares held in the MEP, if applicable.

Employment and Service Arrangements

We are party to employment or services agreements with each of our officers. We may terminate certain officers’ employment with or services to us for “cause” upon advance written notice, without compensation, for certain acts of the officer. Each officer may terminate his or her employment at any time upon advance written notice to us. In the event that the officer’s employment or service is terminated by us without cause or, in the case of certain executives, by him for “good reason,” the officer is entitled to certain payments as provided by applicable laws or collective bargaining agreements or as otherwise provided under the applicable employment or services agreements. Except for the foregoing, our officers are not entitled to any severance payments upon the termination of their employment or services for any reason.

Under such employment and services agreements, each of our officers has also agreed not to engage or participate in any business activities that compete with us or solicit our employees or customers for (depending on the officer) up to two years after the termination of his employment or services. They have further agreed not to use or disseminate any confidential information concerning us as a result of performing their duties or using our resources during their employment with or services to us.

C. Board Practices

Our board of directors currently consists of eight directors, less than a majority of whom are citizens or residents of the United States.

We maintain a one-tier board of directors consisting of both executive directors and non-executive directors (each a “director”). Under Dutch law, the board of directors is responsible for our policy and day-to-day management. The non-executive directors supervise and provide guidance to the executive directors. Each director owes a duty to us to properly perform the duties assigned to him and to act in our corporate interest. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

The Management and Supervision Act (Wet bestuur en toezicht), effective as of January 1, 2013, strives for a balanced composition of management and supervisory boards of “large” companies, such as Constellium, to the effect that at least 30% of the positions on the management and supervisory boards of such companies are held by women and at least 30% by men. There is no legal sanction if the composition of such company’s board is not balanced in accordance with the Act. An appointment contrary to these rules will therefore not be null and void. However, in such case, the company must explain any noncompliance with the 30% criteria in its annual report. The explanation must include the reasons for noncompliance and the actions the company intends to take in order to comply in the future. These rules will expire on January 1, 2016, but may be extended prior to this date.

Our Articles of Association provide that our shareholders acting at a general meeting (a “General Meeting”) appoint directors upon a binding nomination by the board of directors. The General Meeting may at all times overrule the binding nature of such nomination by a resolution adopted by a majority of at least two-thirds of the votes cast, provided that such majority represents more than 50% of our issued share capital. If the binding nomination is overruled, the non-executive directors may then make a new nomination. If such a nomination has not been made or has not been made in time, this shall be stated in the notice and the General Meeting shall be free to appoint a director in its discretion. Such a resolution of the General Meeting must be adopted by at least two-thirds of the votes cast, provided that such majority represents more than 50% of our issued share capital.

The members of our board of directors may be suspended or dismissed at any time by the General Meeting. A resolution to suspend or dismiss a director must be adopted by at least two-thirds of the votes cast, provided that such majority represents more than 50% of our issued share capital. If, however, the proposal to suspend or dismiss the directors is made by the board of directors, the proposal must be adopted by simple majority of the votes cast at the General Meeting. An executive director can at all times be suspended by the board of directors.

Director Independence

As a foreign private issuer under the NYSE rules, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors. However, our board of directors has determined that, under current NYSE listing standards regarding independence (which we are not currently subject to), and taking into account any applicable committee standards, Messrs. Maugis, Guillemot, Oosthoek and Paschke are independent directors.

Committees

Audit Committee

As of December 31, 2013, our audit committee consisted of three independent directors under the NYSE requirements: Mr. Paschke, Mr. Oosthoek and Mr. Guillemot. Our board of directors has determined that at least one member is an “audit committee financial expert” as defined by the SEC and also meets the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended.

The principal duties and responsibilities of our audit committee are to oversee and monitor the following:

•	our financial reporting process and internal control system;

•	the integrity of our consolidated financial statements;

•	the independence, qualifications and performance of our independent registered public accounting firm;

•	the performance of our internal audit function;

•	our related party transactions; and

•	our compliance with legal, ethical and regulatory matters.

Remuneration Committee

As of December 31, 2013, our remuneration committee consisted of three directors: Mr. Clayton, Mr. Turner and Mr. Nord. Mr. Clayton resigned from our board in January 2014 in connection with the sale by Rio Tinto of our ordinary shares. The principal duties and responsibilities of the remuneration committee are as follows:

•	to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and establish performance-based incentives that support our long-term goals, objectives and interests;

•	to review and approve the compensation of our Chief Executive Officer, all employees who report directly to our Chief Executive Officer and other members of our senior management;

•	to review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to set and review the compensation of and reimbursement policies for members of the board of directors;

•	to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

•	to provide regular reports to the board of directors and take such other actions as are necessary and consistent with our Articles of Association.

Nominating/Governance Committee

Our nominating/corporate governance committee consists of three directors. The principal duties and responsibilities of the nominating/corporate governance committee are as follows:

•	to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of our board of directors; and

•	to make recommendations to our board of directors regarding board governance matters and practices.

D. Employees

As of December 31, 2013, we employed approximately 8,600 employees of which approximately 7,500 were engaged in production and maintenance activities and approximately 1,000 were employed in support functions. Approximately 4,000 of our employees were employed in France, 1,900 in Germany, 1,150 in the United States, 850 in Switzerland, and 700 in Eastern Europe and other regions. As of December 31, 2012 and 2011, we employed approximately 8,845 and 8,900 employees, respectively.

The vast majority of non-U.S. employees and approximately 60% of U.S. employees are covered by collective bargaining agreements. These agreements are negotiated on site, regionally or on a national level and are of different durations. Except in connection with prior negotiations around our plan to restructure our plant in Ham, France (which has since been disposed of), completed during the fourth quarter 2011, we have not experienced a prolonged labor stoppage in any of our production facilities in the past 10 years.

In addition to our employees, we employed 847, 691, and 1,031 temporary employees, respectively, as of December 31, 2011, 2012, and 2013.

E. Share Ownership

Information with respect to share ownership of members of our board of directors and our senior management is included in “Item 7. Major Shareholders and Related Party Transactions.”

Management Equity Plan

Following the Acquisition, a management equity plan (the “MEP”) was established effective from February 4, 2011, to facilitate investments by our officers and other members of management in Constellium. In connection with the MEP, a German limited partnership, Omega Management GmbH & Co. KG (“Management KG”), was formed. As of December 31, 2013, Management KG held approximately 4% of the issued share capital of Constellium, consisting of 3,141,503 Class A ordinary shares and 950,337 Class B ordinary shares.

The indirect owners of the shares in Constellium held by Management KG are current and former directors, officers and employees of Constellium (the “MEP Participants”), and Stichting Management Omega, a foundation under Dutch law. In acquiring limited partnership interests in Management KG (and thereby indirectly investing in Constellium), the MEP Participants invested a total amount of approximately $5,330,539 as of December 31, 2012.

Certain of our executive officers, including our Chief Executive Officer, Mr. Vareille, and our Chief Financial Officer, Mr. Fontaine, each participate in the MEP. As of December 31, 2013, the MEP investment of Mr. Vareille represented 1,045,264 Class A ordinary shares and 250,842 Class B ordinary shares; and the MEP investment of Mr. Fontaine represented 110,210 Class A ordinary shares and 65,769 Class B ordinary shares.

Each limited partner of Management KG was granted the right to sell up to 25% of the Class A ordinary shares represented by its limited partnership interest in our previous secondary offering that closed on November 14, 2013 (the “November 2013 offering”), with the exception of certain limited partners who were former employees of Constellium or who were leaving Constellium, which limited partners were given the right in the November 2013 offering to sell up to 100% of the Class A ordinary shares represented by their respective limited partnership interests. Management KG offered a total of 808,645 Class A ordinary shares in the November 2013 offering. At the time of the November 2013 offering, limited partners of Management KG (other than the limited partners who were former employees of Constellium or who were to imminently become former employees of Constellium) were also offered the opportunity to participate in a trading plan to be established by Management KG under Rule 10b5-1 promulgated under the Exchange Act (the “MEP Trading Plan”) for the orderly liquidation of shares held in the MEP. The plan was established on December 13, 2013. A total of 30 limited partners elected to participate in the MEP Trading Plan, which commenced trading on January 13, 2013, and therefore as of December 31, 2013, no Class A ordinary shares had been sold pursuant to the MEP Trading Plan.

At the time of the November 2013 offering, certain limited partners of Management KG who were former employees of Constellium, or who were to imminently become former employees of Constellium or who did not perform management roles at Constellium (and in each case who did not sell all of their Class A ordinary shares in the November 2013 offering) were also offered the opportunity to withdraw their Class A ordinary shares from Management KG in order to manage share sales for their own account. As of December 31, 2013, a total of 6 limited partners elected to withdraw 527,118 Class A ordinary shares in the aggregate from Management KG.

Certain limited partners who sold no more than 25% of the Class A ordinary shares they indirectly held under the MEP prior to completion of the November 2013 offering were eligible to receive certain retention and incentive awards with a time-based vesting requirement of two years and, in some cases, additional performance-based vesting criteria related to shareholder returns, each as described in “Compensation—Shareholding Retention Program” and “Compensation—Coinvestment Award Program.” Mr. Vareille elected not to exercise his right to sell Class A ordinary shares represented by his limited partnership interest in Management KG in the November 2013 offering and also elected not to participate in the MEP Trading Plan.

Once a MEP Participant invests in the MEP and becomes vested in his or her Management KG limited partnership interests, if applicable, he or she becomes eligible to receive the economic benefits relating to a certain proportion of shares held by Management KG attributable to his or her limited partnership interest, such as dividends (if any) on the shares, the Management KG’s annual profits and residual profits, and proceeds of sales of shares held by Management KG upon dissolution of the MEP. A MEP Participant’s benefits may be terminated if, for instance, his or her employment with Constellium terminates. A leaver, either a “good leaver” or “bad leaver” for the purpose of the MEP, may be obliged to sell his or her Management KG limited partnership interests to Stichting Management Omega. The amount paid for those limited partnership interests depends upon, among other things, the reason for the MEP Participant’s termination and the length of his or her investment and the performance of Constellium.

Management KG limited partnership interests held by MEP Participants in respect of Class B ordinary shares are granted in service- and performance-vesting tranches, in an amount solely in the discretion of the MEP Board (as defined below). The service-vesting tranche vests in 20% increments on each of the first, second, third, fourth, and fifth anniversaries of a MEP Participant’s effective investment date if the MEP Participant continues employment with Constellium through the applicable vesting date. The performance-vesting tranches generally vest in 20% increments in respect of the financial year that includes the MEP Participant’s effective investment date and each of the following four financial years only if the MEP Participant continues employment with Constellium through the end of the applicable year and Constellium attains certain Adjusted EBITDA targets in respect of that financial year (as shown by the audited accounts for the relevant financial year), which targets may be adjusted to account for the impact of certain non-ordinary-course transactions. If the Adjusted EBITDA targets with respect to a financial year are not attained, the performance-vesting sub-tranches that were eligible to vest during such year remain eligible to vest based on the level of Adjusted EBITDA attainment in the following year, and performance-vesting sub-tranches eligible to vest in a future year may vest earlier based on the level of Adjusted EBITDA attainment during the year prior to the scheduled vesting year, in each case subject to certain terms and conditions set forth in the partnership agreement of Management KG. Because Constellium achieved the Adjusted EBITDA targets for the years 2011, 2012 and 2013, the relevant performance-vesting tranches in respect of those years vested.

The general partner of Management KG is Omega MEP GmbH (“GP GmbH”), a German limited liability company, which is wholly owned by Stichting Management Omega. The main terms and conditions of the MEP are set out in the partnership agreement of Management KG, effective as of May 21, 2013, as amended from time to time. An overview of the corporate structure of the MEP is set out below.

At the level of GP GmbH, an advisory board consisting of representatives appointed by our board of directors (the “MEP Board”) administers the MEP. Employees and officers who invested in the MEP (either directly or through one or more investment vehicles) hold a limited partnership interest in Management KG that corresponds to a portion of the shares in Constellium held by Management KG. In connection with our IPO, the MEP Board determined that the MEP would be frozen to future participation and that no other employees, officers or directors of Constellium would be invited to become MEP Participants.

The main function of Stichting Management Omega is to act as a “warehousing” entity following a situation in which MEP Participants cease to be employed by Constellium. In such a circumstance, Stichting Management Omega is entitled to acquire all or part of the limited partnership interest in Management KG attributable to a departing MEP Participant under the conditions of the MEP. Our board of directors has the power to appoint the board of Stichting Management Omega.

In connection with our IPO, our board of directors approved the reacquisition and our shareholders approved the cancellation of all the Constellium shares attributable to the Management KG interests held by Stichting Management Omega, and all such shares were reacquired by us prior to the consummation of the IPO. As a result of this reacquisition, the Management KG interests held by Stichting Management Omega ceased to have economic value, and Stichting Management Omega ceased to be an indirect owner of our ordinary shares.

Following the completion of the IPO, Stichting Management Omega continues to be a limited partner of Management KG and remains entitled to acquire all or part of the limited partnership interests in Management KG attributable to any MEP Participant who ceases to be employed by Constellium. If Stichting Management Omega acquires all or a portion of such limited partnership interests, the shares held by Management KG in respect of the acquired limited partnership interests will be sold in the market and/or reacquired and cancelled by Constellium to fund the price payable to such MEP Participant.

In connection with our IPO, the MEP was frozen for future participation and it is now contemplated that the MEP will be terminated in the near future, with any future equity incentive awards to be granted under the Constellium 2013 Equity Plan. In connection with the contemplated termination of the MEP, our board of directors approved the accelerated vesting of the unvested limited partnership interests held by MEP participants and the corresponding conversion of the Class B ordinary shares held by Management KG in respect of those limited partnership interests into Class A ordinary shares, subject, however, in the case of the unvested limited partnership interest held by Pierre Vareille, to the requisite approval of our general meeting of shareholders under applicable Dutch law.

Equity Incentive Plan

The Company adopted the Constellium 2013 Equity Plan under which certain of our directors, officers, employees, and consultants are eligible to receive equity awards. See “—Constellium N.V. 2013 Equity Incentive Plan” above.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth the principal shareholders of Constellium N.V. (each person or group of affiliated persons who is known to be the beneficial owner of more than 5% of ordinary shares) and the number and percentage of ordinary shares owned by each such shareholder, in each case as of April 22, 2014.

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has voting or investment power.

The beneficial ownership percentages in this table have been calculated on the basis of the total number of Class A ordinary shares and Class B ordinary shares.

Name of beneficial owner	Number of Class A ordinary shares		Number of Class B ordinary shares		Beneficial ownership percentage
Bpifrance Participations	12,846,969	(1)	—		12.2%
Ontario Teachers’ Pension Plan Board	7,981,900	(2)	—		7.6%
Prudential Financial, Inc.	6,083,527	(3)	—		5.8%
Jennison Associates LLC	6,083,435	(4)	—		5.8%

Directors and Senior Management
Richard B. Evans	105,783	(5)	—		*
Pierre Vareille	1,045,263	(6)	250,843	(7)	1.2%
Gareth N. Turner	—		—		*
Guy Maugis	—		—		*
Matthew H. Nord	—		—		*
Philippe Guillemot	2,204	(8)	—		*
Pieter Oosthoek	—		—		*
Werner P. Paschke	2,204	(9)	—		*
Didier Fontaine	82,652	(10)	65,770	(11)	*
Laurent Musy	222,283	(12)	60,938	(13)	*
Paul Warton	185,209	(14)	50,821	(15)	*
Christophe Villemin(16)	—		—		*
Jean-Christophe Figueroa	2,500	(17)	—		*

*	Represents beneficial ownership of less than one percent.
(1)

Consists of 12,846,969 Class A ordinary shares held directly by Bpifrance Participations (“Bpifrance”). Bpifrance does not own any Class B shares. Bpifrance is a wholly-owned subsidiary of BPI-Groupe (bpifrance), a French financial institution (“BPI”) jointly owned and controlled by the Caisse des Dépôts et Consignations, a French special public entity (établissement special) (“CDC”) and EPIC BPI-Groupe, a

French public institution of industrial and commercial nature (“EPIC”). Neither BPI, CDC nor EPIC holds any ordinary shares directly. BPI may be deemed to be the beneficial owner of 12,846,969 ordinary shares, indirectly through its sole ownership of Bpifrance. CDC and EPIC may be deemed to be the beneficial owners of 12,846,969 ordinary shares, indirectly through their joint ownership and control of BPI. The principal address for CDC is 56, rue de Lille, 75007 Paris, France and for Bpifrance, BPI and EPIC is 27-31 avenue du Général Leclerc 94700 Maisons-Alfort, France. All information about Bpifrance, BPI and EPIC is based on a Schedule 13D/A filed with the SEC on July 25, 2013.
(2)	Consists of 7,981,900 Class A ordinary shares held directly by Ontario Teachers’ Pension Plan Board (“OTPP”). OTPP does not own any Class B shares. OTPP is a corporation incorporated under the laws of the Province of Ontario, Canada. Of the 7,981,900 Class A ordinary shares beneficially owned by OTPP, 6,900 Class A ordinary shares were held by a third party investment adviser trading on behalf of Downsview Managed Account Platform Inc. (“DMAP”), a wholly-owned direct subsidiary of OTPP. The DMAP shares were held in a discretionary trading account with the relevant investment manager being terminable on less than 60 days’ notice. The principal address for OTPP is 5650 Yonge Street, 3rd Floor, Toronto, Ontario, Canada M2M 4H5. All information about OTPP is based on a Schedule 13G filed with the SEC on January 21, 2014.
(3)	Through its parent/subsidiary relationship, Prudential Financial, Inc. may be deemed the beneficial owner of the securities held by its subsidiaries Jennison Associates LLC (6,083,435 ordinary shares) and Quantitative Management Associates LLC (92 ordinary shares) and may have direct or indirect voting and/or investment discretion over 6,083,527 shares. The principal address for Prudential Financial, Inc. is 751 Broad Street Newark, New Jersey 07102-3777. All information about Prudential Financial, Inc. is based on a Schedule 13G filed with the SEC on February 5, 2014.
(4)	Jennison Associates LLC (“Jennison”) furnishes investment advice to several investment companies, insurance separate accounts, and institutional clients (“Managed Portfolios”). As a result of its role as investment adviser of the Managed Portfolios, Jennison may be deemed to be the beneficial owner of our ordinary shares held by such Managed Portfolios. Prudential indirectly owns 100% of equity interests of Jennison. As a result, Prudential may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may have with respect to our ordinary shares held by the Managed Portfolios. Jennison does not file jointly with Prudential, as such, our ordinary shares reported on Jennison’s 13G may be included in the shares reported on the 13G filed by Prudential. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. All information about Jennison is based on a Schedule 13G filed with the SEC on February 6, 2014.
(5)	Consists of 105,783 Class A ordinary shares held indirectly by Mr. Evans through the Evans Family Inter Vivos Revocable Trust.
(6)	Consists of 1,045,263 Class A ordinary shares indirectly held by Mr. Vareille through his investment in the MEP. Excludes 25 Class A ordinary shares underlying unvested restricted stock units, which will vest on May 23, 2015, and 52,427 Class A ordinary shares underlying unvested restricted stock units, which will vest on November 1, 2015, in each case, subject to Mr. Vareille’s continued employment with Constellium through such date.
(7)	Consists of 250,843 Class B ordinary shares indirectly held by Mr. Vareille through his investment in the MEP.
(8)	Consists of 2,204 Class A ordinary shares underlying unvested restricted stock units that will vest within 60 days of April 22, 2014. Excludes 2,204 Class A ordinary shares underlying unvested restricted stock units that will vest on May 23, 2015, subject to Mr. Guillemot’s continued service to Constellium through such date.
(9)	Consists of 2,204 Class A ordinary shares underlying unvested restricted stock units that will vest within 60 days of April 22, 2014. Excludes 2,204 Class A ordinary shares underlying unvested restricted stock units that will vest on May 23, 2015, subject to Mr. Paschke’s continued service to Constellium through such date.
(10)

Consists of 82,652 Class A ordinary shares indirectly held by Mr. Fontaine through his investment in the MEP. Excludes 25 Class A ordinary shares underlying unvested restricted stock units, which will vest on May 23, 2015, and 25,432 Class A ordinary shares underlying unvested restricted stock units, which will vest on November 1, 2015, in each case, subject to Mr. Fontaine’s continued employment with Constellium through such date.
(11)	Consists of 65,770 Class B ordinary shares indirectly held by Mr. Fontaine through his investment in the MEP.
(12)	Consists of 222,283 Class A ordinary shares indirectly held by Mr. Musy through his investment in the MEP. Excludes 25 Class A ordinary shares underlying unvested restricted stock units, which will vest on May 23, 2015, and 14,970 Class A ordinary shares underlying unvested restricted stock units, which will vest on November 1, 2015, in each case, subject to Mr. Musy’s continued employment with Constellium through such date.
(13)	Consists of 60,938 Class B ordinary shares indirectly held by Mr. Musy through his investment in the MEP.
(14)	Consists of 185,209 Class A ordinary shares indirectly held by Mr. Warton through his investment in the MEP. Excludes 25 Class A ordinary shares underlying unvested restricted stock units, which will vest on May 23, 2015, and 14,896 Class A ordinary shares underlying unvested restricted stock units, which will vest on November 1, 2015, in each case, subject to Mr. Warton’s continued employment with Constellium through such date.
(15)	Consists of 50,821 Class B ordinary shares indirectly held by Mr. Warton through his investment in the MEP.
(16)	Shareholding of Mr. Villemin is provided as of November 14, 2013, the date on which the November 2013 offering closed. Mr. Villemin resigned effective as of August 31, 2013, and in connection with our November 2013 offering, all Class A ordinary shares indirectly held by Mr. Villemin through his investment in the MEP were sold and the proceeds distributed to Mr. Villemin. See “—Share Sales by Management KG.” In connection with his termination of employment, Mr. Villemin’s limited partnership interest in Management KG in respect of Class B ordinary shares was repurchased in accordance with the terms of the MEP. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Management Equity Plan.”
(17)	Consists of 2,500 Class A ordinary shares held directly by Mr. Figueroa. Excludes 36,876 Class A ordinary shares underlying unvested restricted stock units, which will vest on November 1, 2015, subject to Mr. Figueroa’s continued employment with Constellium through such date.

None of our principal shareholders have voting rights different from those of other shareholders.

Over the last three years, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that prior to the IPO, immediately following the completion of the purchase of the AEP Business: Apollo Funds held 51% of our Class A ordinary shares, Rio Tinto held 39% of our Class A ordinary shares, and Bpifrance (f/k/a FSI) held 10% of our Class A ordinary shares. As of April 22, 2014, Apollo Funds holds 0% of our Class A ordinary shares, Rio Tinto holds 0% of our Class A ordinary shares and Bpifrance holds 12.2% of our class A ordinary shares, respectively. See “Item 4. Information on the Company–A. History and Development of the Company.”

B. Related Party Transactions

Pre-IPO Shareholders Agreement

In connection with the Acquisition, Apollo Omega, Rio Tinto, Bpifrance and the other parties thereto entered into a pre-IPO Shareholders Agreement, dated as of January 4, 2011 (the “Pre-IPO Shareholders Agreement”). The Pre-IPO Shareholders Agreement provided for, among other items, certain restrictions on the transferability of equity ownership in Constellium as well as certain tag-along rights, drag-along rights, and piggy-back registration rights. We amended and restated the Pre-IPO Shareholders Agreement in connection with the IPO. See “—Amended and Restated Shareholders Agreement.”

Amended and Restated Shareholders Agreement

The Company, Apollo Omega, Rio Tinto and Bpifrance entered into an amended and restated shareholders agreement on May 29, 2013 (the “Shareholders Agreement”). The Shareholders’ Agreement terminated with respect to Apollo Omega and Rio Tinto in connection with certain of their respective sales of our ordinary shares described elsewhere in this Annual Report. The Shareholders’ Agreement provides for, among other things, piggyback registration rights and demand registration rights for Bpifrance for so long as Bpifrance owns any of our ordinary shares.

In addition, the Shareholders Agreement provides that, except as otherwise required by applicable law, Bpifrance will be entitled to designate for binding nomination one director to our board of directors so long as its percentage ownership interest is equal to or greater than 4% or it continues to hold all of the ordinary shares it subscribed for at the closing of the Acquisition (such share number adjusted for the pro rata share issuance). Our directors will be elected by our shareholders acting at a general meeting upon a binding nomination by the board of directors as described in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” A shareholder’s percentage ownership interest is derived by dividing (i) the total number of ordinary shares owned by such shareholder and its affiliates by (ii) the total number of outstanding ordinary shares (but excluding ordinary shares issued pursuant to the MEP).

The Company has agreed to share financial and other information with Bpifrance to the extent reasonably required to comply with its tax, investor or regulatory obligations and with a view to keeping Bpifrance properly informed about the financial and business affairs of the Company. The Shareholders Agreement contains provisions to the effect that Bpifrance is obliged to treat all information provided to it as confidential, and to comply with all applicable rules and regulations in relation to the use and disclosure of such information.

Share Sale Agreement

The Share Sale Agreement between the Company and affiliates of Rio Tinto (the “SPA”), dated as of December 23, 2010, contains customary warranties and indemnities given by affiliates of Rio Tinto regarding the Constellium business. The warranties are subject to customary qualifications and limitations on Rio Tinto’s liability and expired generally at the end of March 2013, except for those with respect to certain environmental matters which survive for five years following completion of the Acquisition, certain warranties relating to retirement benefit arrangements and antitrust warranties which survive for three years following completion of the Acquisition and certain warranties regarding taxes and ownership of shares which generally survive until the statutory limitations date. The SPA and certain indemnity agreements executed pursuant to the SPA provide for certain other specific indemnities, in each case subject to specified conditions and limitations.

Shareholding Agreement

In connection with the sale by Rio Tinto in December 2013 of the Company’s ordinary shares, Rio Tinto agreed with the Company to maintain a shareholding of at least 10 ordinary shares until such time certain indemnification obligations of Rio Tinto under the SPA and related agreements relating to the original sale of a portion of the outstanding capital stock of the Company by affiliates of Rio Tinto to affiliates of the Apollo Funds and Bpifrance have expired and any pending claims made by the Company in respect of such indemnification obligations have been finally resolved. Rio Tinto has also agreed that it will no longer be entitled to exercise its registration rights pursuant to the Shareholders Agreement entered into in May 2013.

Transitional Services Agreements and Sublease

At the closing of the Acquisition, Constellium Switzerland AG, a wholly owned subsidiary of Constellium (“Constellium Switzerland”), and Alcan France SAS, a wholly owned subsidiary of Alcan Holdings Switzerland AG, the seller in the Constellium SPA, entered into a Transitional Services Agreement to provide, on a transitional basis, certain administrative, information technology, accounting, payroll, human resources, compliance, finance, and treasury services and other assistance, consistent with the services provided by Rio Tinto before the transaction. The charges for the transitional services generally were intended to allow Rio Tinto to fully recover the costs directly associated with providing the services, plus an additional charge for administrative costs for services that were provided beyond the original service term specified in the Transitional Services Agreement.

The services provided under the Transitional Services Agreement terminated at various times specified in the agreement (generally one year after the completion of the Acquisition). Constellium had the right to terminate services by giving prior written notice to the provider of such services and paying any applicable termination charge.

Subject to certain exceptions, the liability of Rio Tinto under the Transitional Services Agreement was generally limited to the aggregate charges actually paid to Rio Tinto by Constellium pursuant to the Transitional Services Agreement. The Transitional Services Agreement also provided that Rio Tinto will be liable to Constellium under the agreement only to the extent any liabilities arise from Rio Tinto’s willful and intentional breach, willful misconduct, fraud or gross negligence, and that Rio Tinto will not be liable to the recipient of such service for any indirect or consequential damages. All services under this agreement have terminated.

Management Agreement with Apollo

Prior to the IPO, and in connection with the Acquisition, Apollo entered into a management agreement with Constellium relating to the provision of certain financial and strategic advisory services and consulting services. Constellium agreed to pay Apollo an annual fee equal to the greater of $2 million and 1% of an adjusted EBITDA measure as defined in the Pre-IPO Shareholders Agreement discussed above, plus related expenses. The Apollo management fee was $3 million or €2 million in 2012 and $2 million or €1.5 million in 2011. Constellium also agreed to indemnify Apollo and its affiliates, as well as their respective directors, officers and representatives, for any losses relating to the services contemplated by the management agreement. On May 29, 2013, the Company and Apollo agreed to terminate the management agreement. The Company paid Apollo a $20 million (€16 million) fee to terminate the agreement upon consummation of the IPO. We have no further fee obligations pursuant to the management agreement.

Metal Supply Agreements

In connection with the Acquisition, Constellium Switzerland, a wholly owned indirect subsidiary of Constellium N.V., entered into certain agreements dated as of January 4, 2011 with Rio Tinto Alcan Inc. (“Rio Tinto Alcan”), Aluminium Pechiney and Alcan Holdings Switzerland AG (“AHS”), each of which is an affiliate of Rio Tinto, which provide for, among other things, the supply of metal by Rio Tinto affiliates to Constellium Switzerland, the provision of certain technical assistance and other services relating to aluminum-lithium, a covenant by Rio Tinto Alcan to refrain from producing, supplying or selling aluminum-lithium alloys to third parties and certain cost reimbursement obligations of AHS. Constellium has provided a guarantee to Rio Tinto Alcan and Aluminium Pechiney in respect of Constellium Switzerland’s obligations under the supply agreements.

European Slab Supply Agreement. Constellium Switzerland and Rio Tinto Alcan have a multi-year supply agreement for the supply of sheet ingot. The agreement provides for certain representations and warranties, audit and inspection rights, on-time shipment requirements and other customary terms and conditions. Each party is required to pay certain penalty or reimbursement amounts in the event it fails or is unable to purchase or supply, as applicable, specified minimum annual quantities of metal.

Billets Supply Agreement. Constellium Switzerland and Aluminium Pechiney entered into an agreement for the supply of extrusion ingot for an initial term that ended in 2011, and thereafter automatically renewed for one-

year terms unless a notice of non-renewal is given at least six months prior to expiration of the then-current term. The agreement provides for certain representations and warranties, audit and inspection rights, on-time shipment requirements and other customary terms and conditions. We delivered a notice of non-renewal to Aluminum Pechiney dated as of June 28, 2013, and thus the agreement is in its ramp-down phase and will expire at the end of 2015.

Aluminum-Lithium Supply Agreement. Constellium Switzerland and Rio Tinto Alcan entered into a multi-year supply agreement for the supply of aluminum-lithium slabs. The metal will be supplied to Constellium’s facilities at Ravenswood (United States), Issoire (France) and Montreuil Juigné (France). Constellium is required to pay certain penalty amounts in the event it fails to purchase specified minimum annual quantities of metal. The agreement provides for certain representations and warranties, audit and inspection rights, on-time shipment requirements and other customary terms and conditions. Constellium Switzerland has granted Rio Tinto Alcan a license to use certain aluminum-lithium know-how of Constellium in the casting and production of metal alloys.

Rod Supply Agreement. Constellium Switzerland and Aluminium Pechiney entered into an agreement for the supply of aluminum rod that will expire at the end of 2014. The agreement provides for an annual supply of aluminum rod to Constellium’s facility at Montreuil Juigné. The agreement provides for certain representations and warranties, audit and inspection rights, on-time shipment requirements and other customary terms and conditions. In 2013, Rio Tinto Alcan sold the rod operations. The new owner of the production facilities (Trimet France SA) has been delivering on the basis of the same agreement.

Management Equity Plan

Investments by our officers and directors in Constellium were facilitated by their participation in a management equity plan (the “MEP”), Management KG (a German limited partnership), which subscribed for Class A and Class B ordinary shares in Constellium. Our board of directors has the power to appoint the board of Stichting Management Omega, a foundation under Dutch law, which is a limited partner of Management KG and wholly owns Omega MEP GmbH, the general partner of Management KG. The main function of Stichting Management Omega is to act as a “warehousing” entity following a situation in which participants in the MEP cease to be employed by Constellium. In such a circumstance, Stichting Management Omega is entitled to acquire all or part of the limited partnership interest in Management KG attributable to a departing participant in the MEP under the conditions of the MEP. See also “—Stichting Reacquisition.”

Stichting Reacquisition

Prior to our IPO, Rio Tinto, Apollo Omega, Bpifrance, Constellium and Stichting Management Omega had entered into an agreement (the “Funding Agreement”), effective as of July 1, 2011, that provided that limited partnership interests in Management KG held by Stichting Management Omega would be so held for the pro rata benefit and risk of Rio Tinto, Apollo Omega, and Bpifrance. In connection with the freezing of the MEP, our board of directors approved the reacquisition and our shareholders approved the cancellation of all Class A ordinary shares and Class B2 ordinary shares attributable to the Management KG interests held by Stichting Management Omega, and all such shares were reacquired by us prior to the completion of the IPO for an acquisition amount of approximately €900,000. As a result of this reacquisition, the Management KG interests held by Stichting Management Omega ceased to have economic value, and Stichting Management Omega ceased to be an indirect owner of our ordinary shares. In connection with the IPO, the Funding Agreement was amended to provide that any limited partnership interests in Management KG acquired by Stichting Management Omega following the completion of the IPO will be held for the benefit of Constellium.

Intellectual Property Licenses

In connection with the Acquisition, affiliates of Rio Tinto have granted a license to Constellium Switzerland to use certain “Pechiney” and “Alcan” trade names and trademarks, subject to terms and conditions specified in the license agreements, for a limited transitional period of two years and three years, respectively, from and after January 4, 2011.

Environmental Liabilities Agreement

In connection with the Acquisition, Constellium Valais SA (formerly Alcan Aluminium Valais SA), Metallwerke Refonda AG, a subsidiary of Rio Tinto, Alcan Holdings Switzerland and the Canton du Valais (and the municipalities of Chippis, Sierre, Niedergesteln and Steg-Hohtenn) entered into an agreement providing for the allocation of costs and risk regarding environmental liabilities pertaining to certain plots at the Valais site (Chippis, Sierre, Niedergesteln and Steg) and AHS provided a guarantee to the benefit of the Canton du Valais for the performance of the obligations of Metallwerke Refonda AG under such agreement. Certain plots of land and environmental liabilities relating to land no longer used for operations by Constellium Valais SA were transferred to Metallwerke Refonda AG under a separate agreement among those two parties.

Share Sales by Management KG

In connection with a previous secondary offering of our ordinary shares which closed on November 14, 2013 (the “November 2013 offering”), Management KG offered a total of 808,645 Class A ordinary shares. Certain of our officers who are participants in the MEP and directly or indirectly hold a limited partnership interest in Management KG were allocated a portion of the proceeds from the November 2013 offering in proportion to the number of Class A ordinary shares represented by their respective limited partnership interests that they elected to sell in such offering. Mr. Vareille did not participate in the November 2013 offering.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 are included in this Annual Report at “Item 18. Financial Statements.”

Legal Proceedings

Legal proceedings are disclosed in “Item 4. Information on the Company––B. Business Overview––Litigation and Legal Proceedings.”

Dividend Policy

Our board of directors periodically explores the potential adoption of a dividend program; however, no assurances can be made that any future dividends will be paid on the ordinary shares. Any declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory future prospects and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. In general, any payment of dividends must be made in accordance with our Amended and Restated Articles of Association and the requirements of Dutch law. Under Dutch law, payment of dividends and other distributions to shareholders may be made only if our shareholders’ equity exceeds the sum of our called up and paid-in share capital plus the reserves required to be maintained by law and by our Amended and Restated Articles of Association.

Generally, we rely on dividends paid to Constellium N.V., or funds otherwise distributed or advanced to Constellium N.V., by its subsidiaries to fund the payment of dividends, if any, to our shareholders. In addition, restrictions contained in the agreements governing our outstanding indebtedness limit our ability to pay dividends on our ordinary shares and limit the ability of our subsidiaries to pay dividends to us. Future indebtedness that we may incur may contain similar restrictions.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

Price history of stock

The table below sets forth, for the periods indicated, the reported high and low market prices of our shares on the NYSE (source: Bloomberg). Our ordinary shares are also listed on the professional segment of Euronext Paris; however, due to an insufficient volume of trading in our ordinary shares on Euronext Paris, information regarding high and low trading prices is not reported.

	NYSE
Calendar period	High	Low
	(Price per share in €)
Monthly
April 2014	$30.00	$27.48
March 2014	$28.77	$26.91
February 2014	$28.37	$24.40
January 2014	$25.96	$22.22
2013
Second quarter (beginning May 23, 2013)	$16.50	$14.53
Third quarter	$20.13	$15.86
Fourth quarter	$23.27	$16.69
Full year	$23.27	$14.53

B. Plan of Distribution

Not applicable

C. Markets

We began trading on the NYSE on May 23, 2013 and on the professional segment of NYSE Euronext in Paris on May 27, 2013 through a public offering in the United States. Trading on the NYSE is under the symbol “CSTM.” For more information on our shares see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information called for by this Item has been reported previously in our Registration Statement on Form F-1 (File No. 333-188556), filed with the SEC on May 22, 2013, as amended, under the heading “Description of Capital Stock,” and is incorporated by reference into this Annual Report.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

•	Employment agreements and benefit plans. See “Item 6. Directors, Senior Management and Employees—B. Share ownership” for a description of the material terms of our employment agreements and benefits plans.

•	Amended and Restated Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions” for a description of material terms of this contract.

•	Term Loan, U.S. Revolving Credit Facility and the Factoring Agreements, as disclosed below.

•	Metal Supply Agreement. See “Item 7. Major Shareholders and Related Party Transactions” for a description of material terms of this contract.

Term Loan

On March 25, 2013, the Company and Constellium France S.A.S. (together, the “Borrowers”) entered into a $360 million and €75 million secured term loan (equivalent to €336 million in the aggregate at the 2013 year-end exchange rate), maturing on March 25, 2020, with the lenders from time to time party thereto and Deutsche Bank AG New York Branch, as administrative agent (the “Administrative Agent”). The proceeds of the Term Loan were used to repay the outstanding amounts under the Original Term Loan (which facility was thereafter terminated), to pay fees and expenses associated with the refinancing, and to partially fund the distributions to the equity holders of Constellium N.V. of approximately €250 million in the aggregate.

Interest under the Term Loan is calculated, at our election, based on either the London Interbank Offered Rate (LIBOR) or base rate (as calculated by the Administrative Agent in accordance with the Term Loan). LIBOR loans accrue interest at a rate of LIBOR, subject to a 1.25% floor, plus 4.75% per annum in the case of dollar-denominated borrowings and 5.25% per annum in the case of euro-denominated borrowings. Base rate loans accrue interest at the base rate, subject to a 2.25% floor, plus 3.75% per annum.

We are required to prepay the Term Loan, subject to certain exceptions and adjustments, with:

•	in the event that our consolidated total net leverage ratio is (i) greater than 2.00, 50% of excess cash flow (as defined in the agreement governing the Term Loan), (ii) less than or equal to 2.00 but greater than 1.00, 25% of excess cash flow, and (iii) less than or equal to 1.00, 0% of excess cash flow; and

•	100% of the net cash proceeds above $20 million in any fiscal year of all non-ordinary course asset sales and casualty and condemnation events, if we do not reinvest or commit to reinvest those proceeds in assets to be used in the business or to make certain other permitted investments within 12-months (and, if committed to be reinvested, actually reinvested within 18-months).

Subject to certain exceptions, if the Term Loan (or any portion thereof) is prepaid or repriced on or prior to the third anniversary of the Term Loan, the Term Loan (or such portion thereof) must be prepaid or repriced at:

•	if such prepayment or repricing occurs on or prior to the first anniversary of the Term Loan, (i) if prepaid or repriced with the proceeds of an initial public offering, (x) 101% of the first 35% of term loans prepaid or repriced and (y) 102% of any additional term loans prepaid or repriced, (ii) in connection with a qualified M&A transaction, 102% of the amounts prepaid or repriced, or (iii) otherwise, 102% of the amount prepaid or repriced plus a make-whole premium set forth in the Term Loan;

•	if such prepayment or repricing occurs after the first anniversary of the Term Loan and on or prior to the second anniversary of the Term Loan, (i) if prepaid or repriced with the proceeds of an initial public offering, 101% of the first 35% of term loans repaid or repriced, or (ii) otherwise, 102% of the amount prepaid or repriced; and

•	if such prepayment or repricing occurs after the second anniversary of the Term Loan and on or prior to the third anniversary of the Term Loan, 101% of the amount prepaid or repriced.

The Term Loan may be prepaid at any time after the third anniversary of the Term Loan without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans. The Term Loan amortizes at a rate of 0.25% per quarter.

The Borrowers’ obligations under the Term Loan are guaranteed by our material subsidiaries located in the Netherlands, France, Germany, Switzerland, United States and Czech Republic. The Borrowers’ obligations under the Term Loan are secured on a first priority basis by (i) a pledge of the capital stock of all guarantors (including Constellium France S.A.S.), (ii) subject to limited exceptions, a pledge of the bank accounts of all guarantors and the Borrowers, (iii) subject to limited exceptions, a pledge of all intra-group receivables owing to guarantors and the Borrowers and (iv) subject to certain prior governmental liens on the property, plant and equipment of Ravenswood (as defined below), substantially all assets of Ravenswood and U.S. Holdings I (as defined below), other than the accounts receivable, inventory and cash of Ravenswood and U.S. Holdings I. The Borrowers’ obligations under the Term Loan are secured on a second priority basis by the accounts receivable, inventory and cash of Ravenswood and U.S. Holdings I.

The Term Loan contains customary terms and conditions including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

In addition, the Term Loan requires us to maintain a consolidated secured net leverage ratio of no more than 3.00 to 1.00, tested on a quarterly basis. We are currently in compliance with our financial maintenance covenant under the Term Loan.

The Term Loan also contains customary events of default.

U.S. Revolving Credit Facility (the “ABL Facility”)

On May 25, 2012, Constellium Rolled Products Ravenswood, LLC (“Ravenswood, LLC”) entered into a $100 million (equivalent to €76 million at the period closing exchange rate) secured asset-based revolving credit facility (the “U.S. Revolving Credit Facility”), with the lenders from time to time party thereto and Deutsche Bank Trust Company Americas as administrative agent (the “Administrative Agent”) and collateral agent. Ravenswood, LLC amended the U.S. Revolving Credit Facility on October 1, 2013 to, among other things, extend the maturity and reduce pricing. As amended, the U.S. Revolving Credit Facility has sublimits of $25 million for letters of credit and 10% of the revolving credit facility commitments for swingline loans. The U.S. Revolving Credit Facility provides Ravenswood, LLC a working capital facility for its operations.

Ravenswood, LLC’s ability to borrow under the U.S. Revolving Credit Facility is limited to a borrowing base equal to the sum of (a) 85% of eligible accounts receivable plus (b) up to the lesser of (i) 80% of the lesser of cost or market value of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory minus (c) applicable reserves, and is subject to other conditions, limitations and reserve requirements.

Interest under the U.S. Revolving Credit Facility is calculated, at Ravenswood, LLC’s election, based on either the LIBOR or base rate (as calculated by the Administrative Agent in accordance with the U.S. Revolving Credit Facility). LIBOR loans accrue interest at a rate of LIBOR plus a margin of 1.50-2.00% per annum (determined based on average quarterly excess availability). Base rate loans accrue interest at the base rate plus a margin of .50-1.00% per annum (determined based on average quarterly excess availability). Ravenswood, LLC is required to pay a commitment fee on the unused portion of the U.S. Revolving Credit Facility of 0.25%—or 0.375% per annum (determined on a ratio of unutilized revolving credit commitments to available revolving credit commitments).

Subject to customary “breakage” costs with respect to LIBOR loans, borrowings under the U.S. Revolving Credit Facility may be repaid from time to time without premium or penalty.

Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are guaranteed by Constellium U.S. Holdings I, LLC (“U.S. Holdings I”) and Constellium Holdco II B.V. Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are not guaranteed by Constellium or any of Constellium Holdco II B.V.’s subsidiaries organized outside of the United States. Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are secured on a first priority basis by all accounts receivable, inventory and cash of Ravenswood, LLC and U.S. Holdings I. Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are secured on a second priority basis, subject to certain prior governmental liens on the property, plant and equipment of Ravenswood, LLC, by substantially all other assets of Ravenswood, LLC and U.S. Holdings I. Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are not secured by any assets of Constellium or any of its subsidiaries organized outside of the United States.

The U.S. Revolving Credit Facility contains customary terms and conditions, including among other things, negative covenants limiting Ravenswood, LLC and U.S. Holdings I’s ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances (including to other Constellium group companies), make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions. The negative covenants contained in the U.S. Revolving Credit Facility do not apply to Constellium or any of its subsidiaries organized outside of the United States.

The U.S. Revolving Credit Facility also contains a minimum availability covenant that requires Ravenswood, LLC to maintain excess availability under the U.S. Revolving Credit Facility of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments. As of December 31, 2013, there was (i) $25 million or €18 million of borrowings outstanding and (ii) $1 million of undrawn letters of credit issued under the U.S. Revolving Credit Facility. Also, as of December 31, 2013, Ravenswood, LLC had excess availability of approximately $40 million or €29 million under the U.S. Revolving Credit Facility and was in compliance with all applicable covenants thereunder.

The U.S. Revolving Credit Facility also contains customary events of default.

Factoring Agreements

On January 4, 2011, certain of our French subsidiaries (the “French Sellers”) entered into a factoring agreement with GE Factofrance S.A.S., as factor (the “French Factor”), which has been amended from time to time, most recently on November 8, 2013 (the “French Factoring Agreement”). On December 16, 2010, certain of our German and Swiss subsidiaries (the “German/Swiss Sellers” together with the French Sellers, the “Sellers”) entered into factoring agreements with GE Capital Bank AG, as factor (the “German/Swiss Factor” together with the French Factor, the “Factors”), which have been amended from time to time, most recently on November 12, 2013 (the “German/Swiss Factoring Agreement,” together with the French Factoring Agreement, the “Factoring Agreements”). The Factoring Agreements provide for the sale by the Sellers to the Factors of receivables originated by the Sellers, subject to a maximum financing amount of €235 million available to the French Sellers under the French Factoring Agreement and €115 million available to the German/Swiss Sellers under the German/Swiss Factoring Agreement. The Factoring Agreements have a termination date of June 4, 2017. The funding made available to the Sellers by the Factors will be used by the Sellers for general corporate purposes.

Generally speaking, receivables sold to the Factors under the Factoring Agreements are with limited recourse to the Sellers in the event of a payment default by the relevant customer to the extent that such receivables are covered by credit insurance purchased for the benefit of the Factor. The Factors are entitled to claim the repayment of any amount financed by them in respect of a receivable by withdrawing the financing provided against such assigned receivable or requiring the Sellers to repurchase such receivable under certain circumstances, including when (i) the non-payment of that receivable arises from a dispute between a Seller and the relevant customer, (ii) in relation to the French Factoring Agreement only, the French Factor cannot recover from a credit insurer for such non-payment or (iii) the receivable proves not to have satisfied the eligibility criteria set forth in the Factoring Agreements. The Factoring Agreements allow the Sellers to sell some receivables on a non-recourse basis.

Constellium Holdco II B.V. has provided a performance guaranty for the Sellers’ obligations under the Factoring Agreements.

Subject to some exceptions, the Sellers will collect the transferred receivables on behalf of the Factors pursuant to a receivables collection mandate under the Factoring Agreements. The receivables collection mandate may be terminated upon the occurrence of certain events. In the event that the receivables collection mandate is terminated, the Factors will be entitled to notify the account debtors of the assignment of receivables and collect directly from the account debtors the assigned receivables.

The Factoring Agreements contain customary fees, including (i) a financing fee on the outstanding amount financed in respect of the assigned receivables, (ii) a non-utilization fee on the portion of the facilities not utilized by the Factors and (iii) a factoring fee on all assigned receivables. In addition, the Sellers incur the cost of maintaining the necessary credit insurance (as stipulated in the Factoring Agreements) on assigned receivables.

The Factoring Agreements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants other than a group level minimum liquidity covenant that is tested quarterly. As of and for the fiscal year ended December 31, 2013, the Sellers were in compliance with all applicable covenants under the Factoring Agreements.

As of December 31, 2013, there were (i) no euros financed under the French Factoring Agreement and (ii) no euros financed under the German/Swiss Factoring Agreement. As of December 31, 2013, the Sellers had availability of (i) €92 million under the French Factoring Agreement and (ii) €38 million under the German/Swiss Factoring Agreement.

D. Exchange Controls

There are no limits under the laws of the Netherlands or in our Amended and Restated Articles of Association on non-residents of the Netherlands holding or voting our ordinary shares. Currently, there are no exchange controls under the laws of the Netherlands on the conduct of our operations or affecting the remittance of dividends.

French exchange control regulations currently do not limit the amount of payments that we may remit to non-residents of France, subject to any restrictions that may be applicable by reason of embargos or similar measures in force with respect to certain countries and/or persons. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary.

E. Taxation

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences relating to acquiring, owning and disposing of our ordinary shares by a U.S. Holder (as defined below) and will hold the ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, including the Code, U.S. Treasury regulations thereunder, rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling from the Internal Revenue Service (the “IRS”) has been sought with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities for U.S. federal income tax purposes and their partners and investors, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, U.S. Holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), U.S. Holders that acquire their ordinary shares pursuant to any employee share option or otherwise as compensation, U.S. Holders that will hold their ordinary shares as part of a straddle, hedge, conversion, wash sale, constructive sale or other integrated transaction for U.S. federal income tax purposes or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, this discussion does not discuss any U.S. federal estate, gift or alternative minimum tax consequences, any tax consequences of the Medicare tax on certain investment income pursuant to the Health Care and Education Reconciliation Act of 2010, or any non-U.S. tax consequences. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation

(or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other pass-through entity for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our ordinary shares, and partners in such partnerships, are urged to consult their own tax advisors regarding their investment in our ordinary shares.

Passive Foreign Investment Company Consequences

We believe that we will not be a “passive foreign investment company” for U.S. federal income tax purposes (“PFIC”) for the current taxable year and that we have not been a PFIC for prior taxable years and we expect that we will not become a PFIC in the foreseeable future, although there can be no assurance in this regard. A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income,” or (ii) at least 50% of its assets produce or are held for the production of “passive income.” For this purpose, “passive income” generally includes dividends, interest, royalties and rents and certain other categories of income, subject to certain exceptions. The determination of whether we are a PFIC is a fact-intensive determination that includes ascertaining the fair market value (or, in certain circumstances, tax basis) of all of our assets on a quarterly basis and the character of each item of income we earn. This determination is made annually and cannot be completed until the close of a taxable year. It depends upon the portion of our assets (including goodwill) and income characterized as passive under the PFIC rules, as described above. Accordingly, it is possible that we may become a PFIC due to changes in our income or asset composition or a decline in the market value of our equity. Because PFIC status is a fact-intensive determination, no assurance can be given that we are not, have not been, or will not become, classified as a PFIC.

If we are a PFIC for any taxable year, U.S. Holders generally will be subject to special tax rules that could result in materially adverse U.S. federal income tax consequences. In such event, a U.S. Holder may be subject to U.S. federal income tax at the highest applicable ordinary income tax rates on (i) any “excess distribution” that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), or (ii) any gain realized on the disposition of our ordinary shares. In addition, a U.S. Holder may be subject to an interest charge on such “excess distribution” or gain. Furthermore, the favorable dividend tax rates that may apply to certain U.S. Holders on our dividends will not apply if we are a PFIC during the taxable year in which such dividend was paid, or the preceding taxable year.

As an alternative to the foregoing rules, a U.S. Holder may make a mark-to-market election with respect to our ordinary shares, provided that the ordinary shares are regularly traded. Although no assurances may be given, we expect that our ordinary shares should qualify as being regularly traded. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. Gain on the sale or other disposition of our ordinary shares would be treated as ordinary income, and loss on the sale or other disposition of our ordinary shares would be treated as an ordinary loss, but only to the extent of the amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Subject to certain limitations, a U.S. Holder may make a “qualified electing fund” election (“QEF election”), which serves as a further alternative to the foregoing rules, with respect to its investment in a PFIC in which the U.S. Holder owns shares (directly or indirectly) of the PFIC. In order for a U.S. Holder to be able to make a QEF election, we must provide such U.S. Holders with certain information. Because we do not intend to provide U.S. Holders with the information needed to make such an election, prospective investors should assume that the QEF election will not be available.

Each U.S. Holder is advised to consult its tax advisor concerning the U.S. federal income tax consequences of acquiring, owning or disposing of our ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

The remainder of the discussion below assumes that we are not a PFIC, have not been a PFIC and will not become a PFIC in the future.

Distributions

The gross amount of distributions with respect to our ordinary shares (including the amount of any non-U.S. withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions will be includable in a U.S. Holder’s gross income as ordinary dividend income on the day actually or constructively received by the U.S. Holder. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will be treated first as a tax-free return of a U.S. Holder’s tax basis in our ordinary shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. Because we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be reported as a dividend for U.S. federal income tax purposes, even if that distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of U.S. federal income taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. We believe our ordinary shares, which are listed on the NYSE, are considered to be readily tradable on an established securities market in the United States, although there can be no assurance that this will continue to be the case in the future. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, even if the minimum holding period requirement has been met, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that a U.S. Holder is subject to non-U.S. withholding taxes on dividends paid to such U.S. Holder with respect to our ordinary shares, such U.S. Holder may be eligible, subject to certain conditions and limitations, to claim a foreign tax credit for such non-U.S. withholding taxes against the U.S. Holder’s U.S. federal income tax liability or otherwise deduct such non-U.S. withholding taxes in computing such U.S. Holder’s U.S. federal income tax liability. Dividends paid to a U.S. Holder with respect to our ordinary shares are expected to constitute “foreign source income” and to be treated as “passive category income” or, in the case of some U.S. Holders, “general category income,” for purposes of the foreign tax credit. The rules governing the foreign tax credit and ability to deduct such non-U.S. withholding taxes are complex and involve the application of rules that depend upon your particular circumstances. You are urged to consult your own tax advisors regarding the availability of the foreign tax credit or deduction under your particular circumstances.

Sale, Exchange or Other Disposition

For U.S. federal income tax purposes, a U.S. Holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized for our ordinary shares and the U.S. Holder’s tax basis in such ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year generally are eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss. You are urged to consult your tax advisors regarding the tax consequences if a non-U.S. tax is imposed on a sale, exchange or other disposition of our ordinary shares, including the availability of the foreign tax credit or deduction under your particular circumstances.

Information Reporting and Backup Withholding

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares, unless such shares were held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance). You should consult your own tax advisor as to the possible obligation to file such information reports in light of your particular circumstances.

Moreover, information reporting generally will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless the U.S. Holder is an exempt recipient. Backup withholding (currently at a rate of 28%) may also apply to such payments if the U.S. Holder fails to provide an appropriate certification with such U.S. Holder’s taxpayer identification number or certification of exempt status. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

US Foreign Account Tax Compliance Act

Provisions under the Code and Treasury regulations thereunder, commonly referred to as “FATCA,” may impose 30% withholding on certain payments made by a “foreign financial institution” (as defined in the Code) that has entered into an agreement with the Internal Revenue Service to perform certain diligence and reporting obligations with respect to the foreign financial institution’s accounts (each such foreign financial institution, a

“Participating Foreign Financial Institution”). If we were treated as a foreign financial institution and if we become a Participating Foreign Financial Institution, such withholding may be imposed on payments on our ordinary shares (to the extent such payments are considered “foreign passthru payments”) to any foreign financial institution (including an intermediary through which a holder may hold ordinary shares) that is not a Participating Foreign Financial Institution or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, unless such foreign financial institution or investor is otherwise exempt from FATCA. The term “foreign passthru payment” is not yet defined and it is therefore not clear whether or to what extent payments on our ordinary shares would be considered foreign passthru payments. Withholding on foreign passthru payments would not be required with respect to payments made before January 1, 2017. You should consult your tax advisor regarding the potential impact of FATCA, or any intergovernmental agreement or non-US legislation implementing FATCA, on your investment in our ordinary shares. FATCA IS PARTICULARLY COMPLEX AND ITS APPLICATION TO US, OUR ORDINARY SHARES AND HOLDERS OF OUR SHARES IS SUBJECT TO CHANGE. EACH HOLDER OF OUR SHARES SHOULD CONSULT ITS OWN TAX ADVISOR TO OBTAIN A MORE DETAILED EXPLANATION OF FATCA AND TO LEARN HOW FATCA MIGHT AFFECT EACH HOLDER IN ITS PARTICULAR CIRCUMSTANCE.

Material Dutch Tax Consequences

General

The information set out below is a summary of certain material Dutch tax consequences in connection with the acquisition, ownership and transfer of our ordinary shares. This summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant to a particular holder of our ordinary shares. Such holders may be subject to special tax treatment under any applicable law and this summary is not intended to be applicable in respect of all categories of holders of our shares.

This summary is based on the tax laws of the Netherlands as in effect on January 1, 2014, as well as regulations, rulings and decisions of the Netherlands or of its taxing and other authorities available on or before such date and now in effect, and as applied and interpreted by Netherlands courts, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Because it is a general summary, prospective holders of our ordinary shares should consult their own tax advisors as to the Dutch or other tax consequences of the acquisition, holding and transfer of the ordinary shares including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of foreign or other tax laws.

This summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the Netherlands in connection with the acquisition, ownership and transfer of our ordinary shares. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands, includes the Tax Arrangement for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk) and the Tax Arrangement for the country of the Netherlands (Belastingregeling voor het land Nederland).

Dividend Withholding Tax

Dividends paid on our ordinary shares to a holder of ordinary shares are generally subject to withholding tax of 15% imposed by the Netherlands. Generally, the dividend withholding tax will not be borne by us, but we will withhold from the gross dividends paid on our ordinary shares. The term “dividends” for this purpose includes, but is not limited to:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of shares or, generally, consideration for the repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•	the nominal value of shares issued to a shareholder or an increase of the nominal value of shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

•	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of shareholders has resolved in advance to make such a repayment and provided that the nominal value of the shares concerned has been reduced by a corresponding amount by way of an amendment of our Amended and Restated Articles of Association.

A holder of our ordinary shares who is, or who is deemed to be, a resident of the Netherlands can generally credit the withholding tax against his Dutch income tax or Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding his aggregate Dutch income tax or Dutch corporate income tax liability, provided certain conditions are met, unless such holder of our ordinary shares is not considered to be the beneficial owner of the dividends.

A holder of our ordinary shares who is the recipient of dividends (the “Recipient”) will not be considered the beneficial owner of the dividends for this purpose if:

•	as a consequence of a combination of transactions, a person other than the Recipient wholly or partly benefits from the dividends;

•	whereby such other person retains, directly or indirectly, an interest similar to that in the ordinary shares on which the dividends were paid; and

•	that other person is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the Recipient (“Dividend Stripping”).

With respect to a holder of our ordinary shares, who is not and is not deemed to be a resident of the Netherlands for purposes of Dutch taxation and who is considered to be a resident of a country other than the Netherlands under the provisions of a double taxation convention the Netherlands has concluded with such country, the following may apply. Such holder of our ordinary shares may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax.

In addition, an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities, provided that the following tests are satisfied:

(i)	the entity is a resident of another EU member state or of a designated state that is a party to the Agreement on the European Economic Area (currently Iceland, Norway and Liechtenstein), according to the tax laws of such state;

(ii)	the entity at the time of the distribution has an interest in us to which the participation exemption as meant in article 13 of the Dutch Corporate Income Tax Act 1969 or to which the participation credit as meant in article 13aa of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) would have been applicable, had such entity been a tax resident of the Netherlands;

(iii)	the entity does not perform a similar function as an exempt investment institution (vrijgestelde beleggingsinstelling) or fiscal investment institution (fiscale beleggingsinstelling), as defined in the Dutch Corporate Income Tax Act 1969; and

(iv)	the entity is, in its state of residence, not considered to be resident outside the EU member states or the designated states that are party to the Agreement on the European Economic Area under the terms of a double taxation convention concluded with a third state.

The exemption from Dutch dividend withholding tax is not available if pursuant to a provision for the prevention of fraud or abuse included in a double taxation treaty between the Netherlands and the country of residence of the non-resident holder of our ordinary shares, such holder would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from Dutch dividend withholding tax will only be available to the beneficial owner of the dividend.

Furthermore, certain entities that are resident in another EU member state or in a designated state that is a party to the Agreement on the European Economic Area (currently Iceland, Norway and Liechtenstein) and that are not subject to taxation levied by reference to profits in their state of residence, may be entitled to a refund of Dutch dividend withholding tax, provided:

(i)	such entity, had it been a resident in the Netherlands, would not be subject to corporate income tax in the Netherlands;

(ii)	such entity can be considered to be the beneficial owner of the dividends;

(iii)	such entity does not perform a similar function to that of a fiscal investment institution (fiscale beleggingsinstelling) or an exempt investment institution (vrijgestelde beleggingsinstelling) as defined in the Dutch Corporate Income Tax Act 1969; and

(iv)	certain administrative conditions are met.

Dividend distributions to a U.S. holder of our ordinary shares (with an interest of less than 10% of the voting rights in us) are subject to 15% dividend withholding tax, which is equal to the rate such U.S. holder may be entitled to under the Convention Between the Kingdom of the Netherlands and the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, executed in Washington on December 18, 1992, as amended from time to time (the “Netherlands-U.S. Convention”). As such, there is no need to claim a refund of the excess of the amount withheld over the tax treaty rate.

On the basis of article 35 of the Netherlands-U.S. Convention, qualifying U.S. pension trusts are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. pension trusts must provide us form IB 96 USA, along with a valid certificate, for the application of relief at source from dividend withholding tax. If we receive the required documentation prior to the relevant dividend payment date, then we may apply such relief at source. If a qualifying exempt U.S. pension trust fails to satisfy these requirements prior to the payment of a dividend, then such qualifying exempt pension trust may claim a refund of Dutch withholding tax by filing form IB 96 USA with the Dutch tax authorities. On the basis of article 36 of the Netherlands-U.S. Convention, qualifying exempt U.S. organizations are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. organizations are not entitled to claim relief at source, and instead must claim a refund of Dutch withholding tax by filing form IB 95 USA with the Dutch tax authorities.

The concept of Dividend Stripping, described above, may also be applied to determine whether a holder of our ordinary shares may be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax, as described in the preceding paragraphs.

In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, in connection with distributions received by us from our foreign subsidiaries, we are allowed, subject to certain conditions, to reduce the amount to be remitted to Dutch tax authorities by the lesser of:

(i)	3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and

(ii)	3% of the dividends and profit distributions, before deduction of non-Dutch withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, insofar as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above-mentioned deductions.

For purposes of determining the 3% threshold under (i) above, a distribution by us is not taken into account in case the Dutch dividend withholding tax withheld in respect thereof may be fully refunded, unless the recipient of such distribution is a qualifying entity that is not subject to corporate income tax.

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to pay to Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold from dividends.

Tax on Income and Capital Gains

General

The description of taxation set out in this section of this Annual Report is not intended for any holder of our ordinary shares, who:

(i)	is an individual and for whom the income or capital gains derived from the ordinary shares are attributable to employment activities the income from which is taxable in the Netherlands;

(ii)	is an entity that is a resident or deemed to be a resident of the Netherlands and that is, in whole or in part, not subject to or exempt from Netherlands corporate income tax;

(iii)	is an entity that has an interest in us to which the participation exemption (deelnemingsvrijstelling) or the participation credit (deelnemingsverrekening) is applicable as set out in the Dutch Corporate Income Tax Act 1969;

(iv)	is a fiscal investment institution (fiscale beleggingsinstelling) or an exempt investment institution (vrijgestelde beleggingsinstelling) as defined in the Netherlands Corporate Income Tax Act 1969; or

(v)	has a substantial interest (aanmerkelijk belang) or a deemed substantial interest as defined in the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001) in us.

Generally a holder of our ordinary shares will have a substantial interest in us in the meaning of paragraph (v) above if he holds, alone or together with his partner (statutorily defined term), whether directly or indirectly, the ownership of, or certain other rights over shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire shares, whether or not already issued, which represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares) or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit and/or to 5% or more of the liquidation proceeds of us. A holder of our ordinary shares will also have a substantial interest in us if one of certain relatives of that holder or of his partner (a statutory defined term) has a substantial interest in us.

If a holder of our ordinary shares does not have a substantial interest, a deemed substantial interest will be present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, without recognizing taxable gain.

Residents of the Netherlands

Individuals

An individual who is resident or deemed to be resident in the Netherlands, or who opts to be taxed as a resident of the Netherlands for purposes of Dutch taxation (a “Dutch Resident Individual”) will be subject to Netherlands income tax on income and/or capital gains derived from our ordinary shares at the progressive rate (up to 52%; rate for 2014) if:

(i)	the holder derives profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), to which enterprise the ordinary shares are attributable; or

(ii)	the holder derives income or capital gains from the ordinary shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Netherlands Income Tax Act 2001), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

If conditions (i) and (ii) above do not apply, any holder of our ordinary shares who is a Dutch Resident Individual will be subject to Netherlands income tax on a deemed return regardless of the actual income and/or capital gains derived from our ordinary shares. This deemed return has been fixed at a rate of 4% of the individual’s yield basis (rendementsgrondslag) insofar as this exceeds a certain threshold (heffingsvrijvermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets (including, as the case may be, the ordinary shares) held by the Dutch Resident Individual less the fair market value of certain qualifying liabilities, both determined on January 1 of the relevant year. The deemed return of 4% will be taxed at a rate of 30% (rate for 2014).

Entities

An entity that is resident or deemed to be resident in the Netherlands (a “Dutch Resident Entity”) will generally be subject to Netherlands corporate income tax with respect to income and capital gains derived from the ordinary shares. The Netherlands corporate income tax rate is 20% for the first €200,000 of the taxable amount, and 25% for the excess of the taxable amount over €200,000 (rates applicable for 2014).

Non-Residents of the Netherlands

A person who is neither a Dutch Resident Individual nor Dutch Resident Entity (a “Non-Dutch Resident”) and who holds our ordinary shares is generally not subject to Netherlands income tax or corporate income tax (other than dividend withholding tax described above) on the income and capital gains derived from the ordinary shares, provided that:

(i)	such Non-Dutch Resident does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the ordinary shares are attributable or deemed attributable;

(ii)	in the case of a Non-Dutch Resident who is an individual, such individual does not derive income or capital gains from the Shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Netherlands Income Tax Act 2001) performed or deemed to be performed in the Netherlands, which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer); and

(iii)	such Non-Dutch Resident is neither entitled to a share in the profits of an enterprise nor co-entitled to the net worth of such enterprise effectively managed in the Netherlands, other than by way of the holding of securities or, in the case of an individual, through an employment contract, to which enterprise the ordinary shares or payments in respect of the ordinary shares are attributable.

A Non-Dutch Resident that nevertheless falls under any of the paragraphs (i) through (iii) mentioned above, may be subject to Netherlands income tax or corporate income tax on income and capital gains derived from our ordinary shares. In case such holder of our ordinary shares is considered to be a resident of a country other than the Netherlands under the provisions of a double taxation convention the Netherlands has concluded with such country, the following may apply. Such holder of ordinary shares may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation convention, be eligible for a full or partial exemption from Netherlands taxes (if any) on (deemed) income or capital gains in respect of the ordinary shares, provided such holder is entitled to the benefits of such double taxation convention.

Gift or Inheritance Tax

No Netherlands gift or inheritance taxes will be levied on the transfer of our ordinary shares by way of gift by or on the death of a holder of our ordinary shares, who is neither a resident nor deemed to be a resident of the Netherlands for the purpose of the relevant provisions, unless:

(i)	the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be a resident of the Netherlands for the purpose of the relevant provisions; or

(ii)	such holder dies while being a resident or deemed resident of the Netherlands within 180 days after the date of a gift of the ordinary shares.

For purposes of Netherlands gift and inheritance tax, an individual who is of Dutch nationality will be deemed to be a resident of the Netherlands if he has been a resident in the Netherlands at any time during the ten years preceding the date of the gift or his death.

For purposes of Netherlands gift tax, an individual will, irrespective of his nationality, be deemed to be resident of the Netherlands if he has been a resident in the Netherlands at any time during the 12-months preceding the date of the gift.

Value Added Tax

No Netherlands value added tax will be payable by a holder of our ordinary shares in consideration for the offer of the ordinary shares (other than value added taxes on fees payable in respect of services not exempt from Netherlands value added tax).

Other Taxes or Duties

No Netherlands registration tax, custom duty, stamp duty or any other similar tax or duty, other than court fees, will be payable in the Netherlands by a holder of our ordinary shares in respect of or in connection with the acquisition, ownership and disposition of the ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement of Experts

Not applicable.

H. Documents on Display

You may read and copy any reports or other information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.constellium.com. The information contained on our website is not incorporated by reference in this document.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Refer to the information set forth under the Notes to the consolidated financial statements at “Item 18. Financial Statements:

•	Note 2—Summary of Significant Accounting Policies–Financial Instruments; and

•	Note 23—Financial Risk Management.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Material Modifications to the Rights of Security Holders

On May 21, 2013, in connection with our initial offering, we amended and restated our memorandum and articles of association. A description of the material terms of our amended and restated memorandum and articles of association is discussed in “Item 10. Additional Information—B. Memorandum and Articles of Association.”

B. Use of Proceeds

On May 23, 2013, we completed an initial offering of our Class A ordinary shares, par value €0.02 per share, pursuant to a Registration Statement on Form F-1, as amended (File No. 333-188556), which became effective on May 22, 2013. We sold 13,333,333 Class A ordinary shares and the selling shareholder named in

Form F-1 sold 8,888,889 Class A ordinary shares. Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC acted as representatives of the several underwriters. The ordinary shares were sold at a price of €11.61/$15.00 per share, less underwriting discounts of €0.639/$0.825 per share for aggregate gross proceeds before expenses for the Company of €146,285,996/$188,999,995 and for the selling shareholder of €97,524,001/$126,000,002. We paid, out of Company proceeds, all of our and the selling shareholder’s fees, costs and expenses in connection with the IPO (excluding, in the case of the selling shareholder, underwriting discounts and commissions and similar brokers’ fees and transfer taxes), which expenses totaled approximately €7.2 million/$9.3 million.

None of the payments described in this Item were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

Our Chief Executive Officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to Constellium was timely made known to them by others within the Group.

B.	Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C. Changes in Internal Control over Financial Reporting

During the period covered by this report, we have not made any change to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Messrs. Paschke, Oosthoek, and Guillemot satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Paschke is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Worldwide Code of Employee and Business Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Worldwide Code of Employee and Business Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial integrity, government relations, confidentiality and corporate opportunity requirements and the process for reporting violations of the Worldwide Code of Business Conduct and Ethics,

employee misconduct, conflicts of interest or other violations. Our Worldwide Code of Employee and Business Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.

A copy of our Worldwide Code of Employee and Business Conduct is available on our website at www.constellium.com. Any amendments to the Worldwide Code of Employee and Business Conduct, or any waivers of its requirements, will be disclosed on our website.

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers Audit has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2013.

The following table sets out the aggregate fees for professional services and other services rendered to us by PricewaterhouseCoopers in the years ended December 31, 2013 and 2012, and breaks down these amounts by category of service:

	For the year ended December 31,
	2013	2012
	(€ in thousands)
Audit fees	10,695	6,442
Audit-related fees	1,327	595
Tax fees	1,398	1,086
All other fees	9	410

Total	13,429	8,533

Audit Fees

Audit fees consist of fees related to the annual audit of our consolidated financial statements, the audit of the statutory financial statements of our subsidiaries, other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees consist of fees rendered for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements, or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; advice and assistance in connection with local statutory accounting requirements and due diligence related to acquisitions or disposals.

Tax Fees

Tax fees relate to tax compliance, including the preparation of tax returns, tax advice, including assistance with tax audits, and tax services regarding statutory, regulatory or administrative developments.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Dutch Corporate Governance Code

Since we list our ordinary shares on Euronext Paris, a regulated market, we are subjected to comply with the Dutch Corporate Governance Code. The Dutch Corporate Governance Code, as amended, became effective on January 1, 2009, and applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere.

The Dutch Corporate Governance Code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual report filed in the Netherlands whether or not they are complying with the various rules of the Dutch Corporate Governance Code that are addressed to the board of directors or, if any, the supervisory board of the company and, if they do not apply those provisions, to give the reasons for such non-application. The Code contains principles and best practice provisions for managing boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards.

We acknowledge the importance of good corporate governance. The board of directors agrees with the general approach and with the majority of the provisions of the Dutch Corporate Governance Code. However, considering our interests and the interest of our stakeholders, at this stage, we do not apply a limited number of best practice provisions either because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NYSE.

The best practice provisions we do not apply include the following:

•	An executive board member may not be a member of the supervisory board (or be a non-executive board member) of more than two Dutch listed companies. Nor may an executive board member be the chairman of the supervisory board (or a board) of a listed company. Membership of the supervisory board (or non-executive board positions) of other companies within the group to which the Company belongs does not count for this purpose. The acceptance by an executive board member of membership of the supervisory board or acceptance of a position as non-executive member of the board of a listed company requires the approval of the non-executive board members. Other important positions held by an executive board member shall be notified to the board (best practice provision II.1.8).

Our board of directors will adopt a policy with respect to the number of additional board memberships that a board member will have. We will comply with applicable NYSE and SEC rules and the relevant provisions of Dutch law.

•	Remuneration (Principles II.2, III.7 and associated best practice provisions).

We believe that our remuneration policy helps to focus directors, officers and other employees and consultants on business performance that creates shareholder value, to encourage innovative approaches to the business of the Company and to encourage ownership of our ordinary shares by directors, officers and other employees and consultants. Aspects of our remuneration policy may deviate from the Dutch Corporate Governance Code to comply with applicable NYSE and SEC rules.

•	Conflicts of interest and related party transactions (Principles II.3, III.6 and associated best practice provisions).

We have a policy on conflicts of interests and related party transactions. The policy provides that the determination of whether a conflict of interests exists will be made in accordance with Dutch law and on a case-by-case basis. We believe that it is not in the interest of the Company to provide for deemed conflicts of interests.

•	Independence (Principle III.2 and associated best practice provisions).

We may need to deviate from the Dutch Corporate Governance Code’s independence definition for board members either because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NYSE.

•	The chairman of the board may not also be or have been an executive board member (best practice provisions III.4.2 and III.8.1).

Mr. Evans has served as our Chairman since December 2012. Mr. Evans has also served as our interim chief executive officer from December 2011 until the appointment of Mr. Pierre Vareille in March 2012. We believe the deviation from the Dutch Corporate Governance Code is justified considering the short period during which Mr. Evans acted as executive board member.

•	The remuneration committee may not be chaired by the chairman of the board or by a former executive member of the board, or by a non-executive board member who is a member of the management board of another listed company (best practice provision III.5.11).

We have appointed Mr. Turner as chairman of the remuneration committee, who served briefly as an executive board member between the date of incorporation of the company on May 14, 2010 and January 4, 2011, the date on which we completed the purchase of the AEP Business. Mr. Turner has extensive experience on Boards of publicly listed companies, including with respect to compensation matters, and the Company has therefore decided to deviate from the Dutch Corporate Governance Code.

•	The vice-chairman of the board shall deputize for the chairman when the occasion arises. By way of addition to best practice provision III.1.7, the vice-chairman shall act as contact for individual board members concerning the functioning of the chairman of the board (best practice provision III.4.4).

We intend to comply with certain corporate governance requirements of the NYSE in lieu of the Dutch Corporate Governance Code. Under the corporate governance requirements of the NYSE, we are not required to appoint a vice-chairman. If the chairman of our board of directors is absent, the directors that are present will elect a non-executive board member to chair the meeting.

•	The terms of reference of the board shall contain rules on dealing with conflicts of interest and potential conflicts of interest between board members and the external auditor on the one hand and the company on the other. The terms of reference shall also stipulate which transactions require the approval of the non-executive board members. The company shall draw up regulations governing ownership of and transactions in securities by board members, other than securities issued by their “own” company (best practice provision III.6.5).

The Company believes that board members should not be further limited by internal regulations in addition to the rules and restrictions under applicable securities laws.

•	The majority of the members of the board of directors shall be non-executive directors and are independent within the meaning of best practice provision III.2.2 (best practice provision III.8.4).

Four non-executive members of our board are independent. It is our view that given the nature of our business and the practice in our industry and considering our shareholder structure, it is justified that only four non-executive directors are independent. We may need to deviate from the Dutch Corporate Governance Code’s independence definition for board members either because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NYSE, or because such provisions do not reflect best practices of global companies listed on the NYSE. We may need to further deviate from the Dutch Corporate Governance Code’s independence definition for board members when looking for the most suitable candidates. For example, a current board member or future board candidate may have particular knowledge of, or experience in, the downstream aluminum rolled and extruded products and related businesses, but may not meet the definition of independence in the Dutch Corporate Governance Code. As such background is very important to the efficacy of our board of directors in managing a highly technical business, and because our industry has relatively few participants, our board may decide to nominate candidates for appointment who do not fully comply with the criteria as listed under best practice provision III.2.2 of the Dutch Corporate Governance Code.

•	The company shall formulate an “outline policy on bilateral contacts,” as described in the Dutch Corporate Governance Code, with the shareholders and publish this policy on its website (best practice provision IV.3.13).

We will not formulate an “outline policy on bilateral contacts” with the shareholders. We will comply with applicable NYSE and SEC rules and the relevant provisions of applicable law with respect to contacts with our shareholders. We believe that all contacts with our shareholders should be assessed on a case-by-case basis.

•	Pursuant to best practice provision IV.1.1, a general meeting of shareholders is empowered to cancel binding nominations of candidates for the board, and to dismiss members of the board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one-third of the voting rights outstanding. If such quorum is not represented, but a majority of those in attendance vote in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum. Our Amended and Restated Articles of Association currently provide that a general meeting of shareholders may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although this constitutes a deviation from provision IV.1.1 of the Dutch Code, we hold the view that these provisions will enhance the continuity of our management and policies.

Best practice provision IV.3.1 recommends that we should enable the shareholders to follow in real time all meetings with analysts, investors and press conferences. However, we believe that enabling shareholders to follow in real time all the meetings with analysts, presentations to analysts, presentations to investors as referred to in best practice provision IV.3.1 of the Dutch Code would create an excessive burden on our resources. We will ensure that analyst presentations are posted on our website after meetings with analysts.

The NYSE requires that we disclose to investors any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE requirements.

Among these differences, shareholder approval is required by the NYSE prior to the issuance of ordinary stock:

•	to a director, officer or substantial security holder of the company (or their affiliates or entities in which they have a substantial interest) in excess of one percent of either the number of shares of ordinary stock or the voting power outstanding before the issuance, with certain exceptions;

•	that will have voting power equal to or in excess of 20 percent of either the voting power or the number of shares outstanding before the issuance, with certain exceptions; or

•	that will result in a change of control of the issuer.

Under Dutch rules, shareholders can delegate this approval to the Board of Directors at the annual shareholders meeting. In the past, our shareholders have delegated this approval power to our Board at our annual meeting.

In some situations, NYSE rules are more stringent, and in others the Dutch rules are. Other significant differences include:

•	NYSE rules require shareholder approval for changes to equity compensation plans, but under Dutch rules, shareholder approval is only required for changes to equity compensation plans for members of the Board of Directors;

•	Under Dutch corporate governance rules the audit and remuneration committees may not be chaired by the Chairman of the Board;

•	Under Dutch rules, auditors must be appointed by the general meeting of shareholders. NYSE rules require only that they be appointed by the audit committee;

•	Both NYSE and Dutch rules require that a majority of the Board of Directors be independent, but the definition of independence under each set of rules is not identical. For example, Dutch rules require a longer “look-back” period for former directors; and

•	The Dutch rules permit deviation from the rules if the deviations are explained in accordance with the rules. The NYSE rules do not allow such deviations.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

EXHIBIT INDEX

The following documents are filed as part of this registration statement:

3.1	Amended and Restated Articles of Association of Constellium N.V. (incorporated by reference to Exhibit 3.2 of Constellium, N.V.’s Amendment No. 3 to the Registration Statement on Form F-1 filed on May 21, 2013, File No. 333-188556)

3.2	Deed of Conversion-Constellium N.V. (incorporated by reference to Exhibit 3.2 of Constellium, N.V.’s Amendment No. 4 to the Registration Statement on Form F-1 filed on May 21, 2013, File No. 333-188556)

4.1	Partnership Agreement of Omega Management GmbH & Co. KG as amended and restated as of May 21, 2013 (incorporated by reference to Exhibit 4.1 of Constellium, N.V.’s Amendment No. 3 to the Registration Statement on Form F-1 filed on May 21, 2013, File No. 333-188556)

4.2	Second Amendment to Credit Agreement, dated as of March 25, 2013, among Constellium Holdco B.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the new Term Lenders party thereto, Deutsche Bank Trust Company Americas, as the Existing Administrative Agent, and Deutsche Bank AG New York Branch, as the successor Administrative Agent (incorporated by reference to Exhibit 4.2 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.3	Third Amendment to Credit Agreement, dated as of July 31, 2013, among Constellium N.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.3 of Constellium, N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

4.4	ABL Credit Agreement, dated as of May 25, 2012, among Constellium Holdco II B.V., Constellium U.S. Holdings I, LLC, Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders from time to time party hereto, and Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.3 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.5	Second Amendment to Credit Agreement, dated as of March 25, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.4 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.6	Third Amendment to Credit Agreement, dated as of October 1, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders party thereto, and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated by reference to Exhibit 4.6 of Constellium, N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

10.1	Amended and Restated Shareholders Agreement, dated May 29, 2013, among Constellium N.V. and the other signatories thereto (incorporated by reference to Exhibit 10.1 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.2	2013 Executive Performance Award Plan**

10.3	2012 Long-Term Incentive (Cash) Plan (incorporated by reference to Exhibit 10.3 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.4	Employment Letter by and between Constellium Switzerland AG and Pierre Vareille, dated August 30, 2012 (incorporated by reference to Exhibit 10.4 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

129

10.5	Employment Letter by and between Constellium France Holdco SAS and Didier Fontaine, dated May 11, 2012 (incorporated by reference to Exhibit 10.5 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.6	Amended and Restated Factoring Agreement between Alcan Rhenalu S.A.S. as French Seller, Alcan Aerospace S.A.S. as French Seller, Alcan Softal S.A.S. as French Seller, Alcan France Extrusions S.A.S. as French Seller, Alcan Aviatube S.A.S. as French Seller, Omega Holdco II B.V. as Parent Company, Engineered Products Switzerland A.G. as Sellers’ Agent and GE Factofrance S.N.C. as Factor, dated January 4, 2011, as amended as of November 8, 2013 (incorporated by reference to Exhibit 10.7 of Constellium, N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.7	Amendment and Consent Letter No 10 between GE Factofrance S.A.S. as Factor and Constellium Switzerland AG, Constellium Holdco II B.V., Constellium France S.A.S., Constellium Extrusions France S.A.S. and Constellium Aviatube S.A.S. as French Sellers, dated February 3, 2014 (incorporated by reference to Exhibit 10.7.1 of Constellium, N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

10.8	Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010 (incorporated by reference to Exhibit 10.8 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.9	Country Specific Amendment Agreement (Switzerland) to the Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010 (incorporated by reference to Exhibit 10.9 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.9.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Valais AG (formerly: Alcan Aluminium Valais AG), dated November 12, 2013 (incorporated by reference to Exhibit 10.9.1 of Constellium, N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.10	Factoring Agreement between GE Capital Bank AG and Alcan Aluminium-Presswerke GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.10 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.10.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Deutschland GmbH (formerly Alcan Aluminium-Presswerke GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium, N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.11	Factoring Agreement between GE Capital Bank AG and Alcan Singen GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.11 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.11.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH (formerly: Alcan Singen GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium, N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.12	Metal Supply Agreement between Engineered Products Switzerland AG and Rio Tinto Alcan Inc. for the supply of sheet ingot in Europe, dated January 4, 2011 (incorporated by reference to Exhibit 10.12 of Constellium, N.V.’s Amendment No. 3 to the Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)+

10.13	Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

130

10.14	Form of Restricted Stock Unit Award Agreement under the Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 of Constellium, N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of Independent Registered Public Accounting Firm**

21.1	List of subsidiaries (incorporated by reference to Exhibit 21.1 of Constellium, N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

**	Filed herein.
+	Confidential treatment granted as to certain portions, which portions have been provided separately to the Securities and Exchange Commission.

131

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CONSTELLIUM N.V.

By:	/s/ Pierre Vareille
Name: Pierre Vareille
Title: Chief Executive Officer

Date: April 22, 2014

132

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of

Constellium N.V.

We have audited the accompanying consolidated statements of financial position of Constellium N.V. and its subsidiaries (the “Group”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Constellium N.V. and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

Neuilly-sur-Seine, April 4, 2014

PricewaterhouseCoopers Audit

Olivier Lotz

Partner

CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Year ended December 31, 2013	Year ended December 31, 2012 Restated*	Year ended December 31, 2011 Restated*
Revenue	4, 5	3,495	3,610	3,556
Cost of sales	6	(3,024)	(3,136)	(3,239)

Gross profit		471	474	317

Selling and administrative expenses	6	(210)	(212)	(216)
Research and development expenses	6	(36)	(36)	(33)
Restructuring costs	22	(8)	(25)	(20)
Other (losses) / gains—net	8	(8)	62	(111)

Income / (Loss) from operations		209	263	(63)

Other expenses	1, 3	(27)	(3)	(102)

Finance income		17	4	2
Finance costs		(67)	(64)	(41)

Finance costs—net	10	(50)	(60)	(39)

Share of profit / (loss) of joint-ventures	31	3	(5)	—

Income / (Loss) before income tax		135	195	(204)

Income tax (expense) / benefit	11	(39)	(46)	34

Net Income / (Loss) from continuing operations		96	149	(170)

Discontinued operations
Net Income / (Loss) from discontinued operations	31	4	(8)	(8)

Net Income / (Loss)		100	141	(178)

Net Income / (Loss) attributable to:
Owners of the Company		98	139	(179)
Non-controlling interests		2	2	1

Net Income / (Loss)		100	141	(178)

Earnings Per Share Attributable to the Equity Holders of the Company

(in Euros per share)	Notes	Year ended December 31, 2013	Year ended December 31, 2012 Restated*	Year ended December 31, 2011 Restated*
From continuing and discontinued operations
Basic	12	1.00	1.55	(2.00)
Diluted	12	0.99	1.55	(2.00)
From continuing operations
Basic	12	0.96	1.64	(1.91)
Diluted	12	0.95	1.64	(1.91)
From discontinued operations
Basic	12	0.04	(0.09)	(0.09)
Diluted	12	0.04	(0.09)	(0.09)

*	Comparative financial statements have been restated following the application of IAS 19 revised. The impacts of the restatements are disclosed in NOTE 32—Implementation of IAS 19 Revised.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/ (LOSS)

(in millions of Euros)	Notes	At December 31, 2013	At December 31, 2012 Restated*	At December 31, 2011 Restated*
Net Income / (Loss)		100	141	(178)

Other Comprehensive Income / (Loss)
Items that will not be reclassified subsequently to Profit or Loss
Remeasurement on post-employment benefit obligations	21	72	(80)	(23)
Deferred tax on remeasurement on post-employment benefit obligations		(9)	16	1
Items that may be reclassified subsequently to Profit or Loss
Currency translation differences		—	—	(14)

Other Comprehensive Income / (Loss)		63	(64)	(36)

Total Comprehensive Income / (Loss)		163	77	(214)

Attributable to:
Owners of the Company		161	75	(215)
Non-controlling interests		2	2	1

Total Comprehensive Income / (Loss)		163	77	(214)

*	Comparative financial statements have been restated following the application of IAS 19 revised. The impacts of the restatements are disclosed in NOTE 32—Implementation of IAS 19 Revised.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At December 31, 2013	At December 31, 2012 Restated*
Assets
Non-current assets
Intangible assets (including goodwill)	13	21	11
Property, plant and equipment	14	408	302
Investments in joint ventures		1	2
Deferred income tax assets	25	177	205
Trade receivables and other	16	60	64
Other financial assets	24	7	10

		674	594

Current assets
Inventories	15	328	385
Trade receivables and other	16	483	476
Other financial assets	24	25	34
Cash and cash equivalents	17	233	142

		1,069	1,037

Assets of disposal group classified as held for sale	31	21	—

Total Assets		1,764	1,631

Equity
Share capital	18	2	—
Share premium account	18	162	98
Retained deficit and other reserves		(132)	(139)

Equity attributable to owners of the Company		32	(41)
Non-controlling interests		4	4

		36	(37)

Liabilities
Non-current liabilities
Borrowings	19	326	140
Trade payables and other	20	35	26
Deferred income tax liabilities	25	1	11
Pension and other post-employment benefit obligations	21	507	611
Other financial liabilities	24	36	46
Provisions	22	65	89

		970	923

Current liabilities
Borrowings	19	22	18
Trade payables and other	20	646	656
Income taxes payable		19	14
Other financial liabilities	24	24	24
Provisions	22	38	33

		749	745

Liabilities of disposal group classified as held for sale	31	9	—

Total liabilities		1,728	1,668

Total equity and liabilities		1,764	1,631

*	Comparative financial statements have been restated following the application of IAS 19 revised. The impacts of the restatements are disclosed in NOTE 32—Implementation of IAS 19 Revised.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measure- ment	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
As at January 1, 2011	—	—	—	—	—	—	—	—	—

Net loss	—	—	—	—	—	(179)	(179)	1	(178)
Other comprehensive loss	—	—	(22)	(14)	—	—	(36)	—	(36)

Total Comprehensive Loss	—	—	(22)	(14)	—	(179)	(215)	1	(214)

Transactions with the owners
Issuance (amendment) of share capital	—	98	—	—	—	—	98	—	98
Other	—	—	—	—	2	—	2	—	2

Transactions with non-controlling interests
Non-controlling interest assumed in acquisition	—	—	—	—	—	—	—	1	1

As at December 31, 2011 Restated*	—	98	(22)	(14)	2	(179)	(115)	2	(113)

As at January 1, 2012 Restated*	—	98	(22)	(14)	2	(179)	(115)	2	(113)

Net income	—	—	—	—	—	139	139	2	141
Other comprehensive loss	—	—	(64)	—	—	—	(64)	—	(64)

Total Comprehensive Income	—	—	(64)	—	—	139	75	2	77

Transactions with the owners
Share equity plan	—	—	—	—	1	—	1	—	1
Other	—	—	—	—	(2)	—	(2)	—	(2)

As at December 31, 2012 Restated*	—	98	(86)	(14)	1	(40)	(41)	4	(37)

As at January 1, 2013 Restated*	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net income	—	—	—	—	—	98	98	2	100
Other comprehensive income	—	—	63	—	—	—	63	—	63

Total Comprehensive Income	—	—	63	—	—	98	161	2	163

Transactions with the owners
Share premium distribution	—	(98)	—	—	—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Share equity plan	—	—	—	—	1	—	1	—	1
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution	—	—	—	—	—	(147)	(147)	—	(147)
IPO Primary offering	—	154	—	—	—	—	154	—	154
IPO Over-allotment	—	25	—	—	—	—	25	—	25
IPO Fees	—	(17)	—	—	—	—	(17)	—	(17)
Transactions with non-controlling interests	—	—	—	—	—	—	—	(2)	(2)

As at December 31, 2013	2	162	(23)	(14)	1	(96)	32	4	36

*	Comparative financial statements have been restated following the application of IAS 19 revised. The impacts of the restatements are disclosed in NOTE 31—Implementation of IAS 19 Revised.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Year ended December 31, 2013	Year ended December 31, 2012 Restated*	Year ended December 31, 2011 Restated*
Cash flows (used in ) / from operating activities
Net income / (loss)		100	141	(178)
Less: Net income / (loss) from discontinued operations		(4)	8	8
Less: Net income attributable to non-controlling interests		(2)	(2)	(1)
Net income / (loss) from continuing operations before non-controlling interests		94	147	(171)

Adjustments:
Income tax expense	11	39	46	(34)
Finance costs–net	10	50	60	39
Depreciation and impairment		32	14	2
Restructuring costs and other provisions		(8)	16	14
Defined benefit pension costs	21	29	(2)	42
Unrealized (gains) / losses on derivatives-net and from remeasurement of monetary assets and liabilities—net	8	(14)	(60)	140
Loss on disposal	8	6	—	—
Share of profit / (loss) of joint-ventures	31	(3)	5	—
Other		2	2	—
Changes in working capital:
Inventories		41	35	23
Trade receivables and other		34	93	(31)
Trade payables and other		(29)	(11)	40
Changes in other operating assets and liabilities:
Provisions	22	(17)	(31)	(14)
Income tax paid		(29)	(28)	(38)
Pension liabilities and other post-employment benefit obligations		(43)	(40)	(41)
Net cash flows from / (used in) operating activities		184	246	(29)

Cash flows (used in) / from investing activities
Purchase of net assets on acquisition—net of cash and cash equivalents acquired		—	—	13
Purchases of property, plant and equipment		(144)	(126)	(97)
Proceeds from disposal		3	—	9
Proceeds from disposal of joint-ventures	31	4	—	—
Proceeds from finance lease		6	8	7
Other investing activities		(1)	(13)	(1)

Net cash flows used in investing activities		(132)	(131)	(69)

Cash flows from / (used in) financing activities
Net proceeds received from issuance of shares	18	162	—	98
Interim dividend paid	18	(147)	—	—
Withholding tax paid		(20)	—	—
Distribution of share premium to owners of the Company	18	(103)	—	—
Interests paid		(36)	(28)	(31)
Net cash flows (used in) / from factoring	16	—	(49)	56
Proceeds received from Term Loan	19	351	154	137
Repayment of Term Loan	19	(156)	(148)	—
Proceeds / Repayment of other loans	19	2	6	(20)
Payment of deferred financing costs and debt fees	19	(8)	(14)	(23)
Transactions with non-controlling interests		(2)	—	—
Other financing activities		—	(7)	(16)

Net cash flows from / (used in) financing activities		43	(86)	201

Net increase in cash and cash equivalents		95	29	103
Cash and cash equivalents—beginning of period	17	142	113	—
Effect of exchange rate changes on cash and cash equivalents		(1)	—	10

Cash and cash equivalents—end of period		236	142	113

Less: Cash and cash equivalents classified as held for sale	31	(3)	—	—

Cash and cash equivalents as reported in the Statement of Financial Position	17	233	142	113

*	Comparative financial statements have been restated following the application of IAS 19 revised. The impacts of the restatements are disclosed in NOTE 32—Implementation of IAS 19 Revised.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the aerospace, packaging and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the United States, Europe and China, operates 23 production facilities, 10 administrative and commercial sites and one R&D center and has approximately 8,600 employees.

In connection with the initial public offering explained hereafter, the Company was converted from a private company with limited liability (Constellium Holdco B.V.) into a public company with limited liability (Constellium N.V.). On May 16, 2013, the Group increased its shares nominal value from €0.01 to €0.02 per share.

The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Unless the context indicates otherwise, when we refer to “we,” “our,” “us,” “Constellium,” the “Group,” and the “Company” in this document, we are referring to Constellium N.V. and its subsidiaries.

Initial Public Offering

On May 22, 2013, Constellium completed an initial public offering (the “IPO”) of Class A ordinary shares; the shares began trading on the New York Stock Exchange on May 23, 2013, and on the professional segment of Euronext Paris on May 27, 2013.

Constellium offered a total of 13,333,333 of its Class A ordinary shares, nominal value €0.02 per share and the selling shareholders offered 8,888,889 of Class A ordinary shares, nominal value €0.02 per share. The underwriters exercised their over-allotment option to purchase an additional 2,251,306 Class A ordinary shares at a public offering price of $15.00 per share. The exercise of the IPO over-allotment option brought the total number of Class A ordinary shares sold in the initial public offering to 24,473,528.

The total proceeds received by the Company from the IPO were €179 million. Fees related to the IPO amounted to €44 million, of which €17 million were accounted for as a deduction to share premium and €27 million expensed of which €24 million were recognized in Other expenses.

Secondary Public Offerings

On November 11, 2013, Constellium completed a public offering of Class A ordinary shares. The selling shareholders offered a total of 17,500,000 Class A ordinary shares at a price of $17.00 per share. Of the Class A ordinary shares, 16,691,355 were sold by an affiliate of Rio Tinto Plc. and 808,645 by Omega management GmbH & co. KG. The underwriters have exercised their option to purchase an additional 2,625,000 Class A ordinary shares from an affiliate of Rio Tinto Plc. bringing the total number of Class A ordinary shares sold in this offering to 20,125,000.

On December 12, 2013, Constellium completed a public offering of Class A ordinary shares by an affiliate of Rio Tinto Plc. Constellium offered 8,345,713 Class A ordinary shares at a price of $19.80 per share. The underwriters have exercised their option to purchase an additional 1,251,847 Class A ordinary shares. The exercise of the option brought the total number of Class A ordinary shares sold in this offering to 9,597,560.

The Company did not receive any of the proceeds from these offerings of ordinary shares (including any ordinary shares sold pursuant to the underwriters’ option to purchase additional ordinary shares). The total number of outstanding ordinary shares did not change as a result of the offering. Fees related to these offerings amounted to €3 million and recognized in Other expenses.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Statement of Compliance

The consolidated financial statements of Constellium N.V. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group’s application of IFRS results in no difference between IFRS as issued by the IASB and IFRS as endorsed by the EU. (http://ec.europa.eu/internal_market/accounting/ias/index_en.htm)

The consolidated financial statements have been authorized for issue by the Board of Directors at its meeting held on March 19, 2014.

2.2. Application of New and Revised International Financial Reporting Standards (IFRS)

Standards and Interpretations with an Application Date for the Group as of January 1, 2013:

In addition to the application of the amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”, the following were applied as of January 1, 2013:

IAS 19 Revised changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the “corridor approach” permitted under the previous version of IAS 19 and immediately recognize all past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced by a “net interest” amount, which is calculated by applying the discount rate to the net defined benefit liability or asset. The impacts of the application of IAS 19 Revised are disclosed in NOTE 32—Implementation of IAS 19 Revised.

IFRS 10 “Consolidated financial statements” supersedes SIC-12 and IAS 27. This standard deals with the consolidation of subsidiaries and structured entities, and redefines control in the basis of consolidation. The application of this standard has no effect on the Group’s financial statements as of January 1, 2013.

IFRS 11 “Joint Arrangements” supersedes IAS 31 and SIC-13. This standard deals with the accounting for joint arrangements. The definition of joint control is based on the existence of an arrangement and the unanimous consent of the parties which share the control. There are two types of joint arrangements:

•	joint-ventures: the joint venture has rights to the net assets of the entity to be accounted for using the equity method, and

•	joint operations: the parties to joint operations have direct rights to the assets and direct obligations for the liabilities of the entities which should be accounted for as arising from the arrangement.

The application of this standard has no effect on the Group’s financial statements as of January 1, 2013.

IFRS 12 “Disclosure of Interest in Other Entities” supersedes disclosures requirements previously included in IAS 27, IAS 28 and IAS 31. This standard includes all the disclosures related to subsidiaries, joint ventures, associates, consolidated and unconsolidated structured entities.

IFRS 13 “Fair Value Measurement” applies to IFRS that require or permit fair value measurements or disclosures about fair value measurement. It:

•	defines fair value;

•	sets out a framework for measuring fair value; and

•	requires disclosures about fair value measurements, including the fair value hierarchy for all assets and liabilities presented at fair value in the balance sheet already set out in IFRS 7.

The Group periodically estimates the impact of credit risk on its derivative instruments aggregated by counterparties. When the aggregate derivative position is a liability, the credit risk is covered by margin calls and is therefore deemed insignificant. When the aggregate derivative position is an asset, the Group calculates the credit impact based on available external data.

A number of amendments to standards are effective for period beginning after January 1, 2013 but have not effect on the Group’s financial statements as of January 1, 2013.

2.3. New Standards and Interpretations not yet Mandatorily Applicable

The Group has not applied the following new, revised and amended standards and interpretations that have been issued but are not yet effective and which could affect the Group’s future consolidated financial statements:

IFRS 9 “Financial Instruments” is a three-part project that will supersede IAS 39 “Financial Instruments: Recognition and Measurement”. The first part which deals with the classification and the measurement of financial instruments has been issued by the IASB. The second and third parts which deal respectively with impairment methodology and hedge accounting have not been finalized yet. Recent amendments to IFRS 9 have removed the previous mandatory effective date of January 1, 2015. The Group currently elects not to apply IFRS 9 until the IASB completes the three parts of the project.

IFRIC 21 “Levies” is effective for annual periods beginning on or after January 1, 2014. This interpretation sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what is the obligating event that gives rise to pay a levy and when should a liability be recognised. While some impacts on the timing of certain levies liabilities are expected on the Group’s 2014 consolidated financial statements, the related impact is not anticipated to be material.

2.4. Presentation of the Operating Performance of each Operating Segment and of the Group

In accordance with IFRS 8 “Operating Segments”, operating segments are based upon product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

The profitability and financial performance of the operating segments is measured based on Management adjusted EBITDA, as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items.

Management adjusted EBITDA is defined in NOTE 4—Operating Segment Information.

2.5. Principles Governing the Preparation of the Consolidated Financial Statements

Acquisitions

The Group applies the acquisition method to account for business combinations.

The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities assumed and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The amount of non-controlling interest is determined for each business combination and is either the fair value (full goodwill method) or the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets, resulting in recognition of only the share of goodwill attributable to equity holders of the parent (partial goodwill method).

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the amount of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as a gain in Other gains / (losses)—net in the Consolidated Income Statement.

On acquisition, the Group recognizes the identifiable acquired assets, liabilities and contingent liabilities (identifiable net assets) of the subsidiaries on the basis of fair value at the acquisition date. Recognized assets and liabilities may be adjusted during a maximum of 12 months from the acquisition date, depending on new information obtained about the facts and circumstances existing at the acquisition date.

Significant assumptions used in determining allocation of fair value include the following valuation approaches: the cost approach, the income approach and the market approach which are determined based on cash flow projections and related discount rates, industry indices, market prices regarding replacement cost and comparable market transactions.

Cash-generating Units

The reporting units (which generally correspond to an industrial site), the lowest level of the Group’s internal reporting, have been identified as its cash-generating units.

Goodwill

Goodwill arising on a business combination is carried at cost as established at the date of the business combination less accumulated impairment losses, if any.

Goodwill is allocated and monitored at the operating segments level which are the groups of cash-generating units that are expected to benefit from the synergies of the combination. The operating segments represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

On disposal of the relevant cash-generating units, the attributable amount of goodwill is included in the determination of the gain in disposal.

Impairment of Goodwill

A cash-generating unit or a group of cash-generating units to which goodwill is allocated is tested for impairment annually, or more frequently when there is an indication that the unit (or group of units) may be impaired.

The net carrying value of the cash-generating unit (or the group of cash-generating units) is compared to its recoverable amount, which is the higher of the value in use and the fair value less cost to sell.

Value in use calculations use cash flow projections based on financial budgets approved by management and covering usually a 5 year period. Cash flows beyond this period are estimated using a perpetual long-term growth rate for the subsequent years.

The value in use is the sum of discounted cash flows and the terminal residual value. Discount rates are determined using the weighted-average cost of capital of each operating segment.

Any impairment loss of goodwill is recognized for the amount by which the cash-generating unit’s (or group of units) carrying amount exceeds its recoverable amount.

The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of cash-generating units) and then, to the other assets of the unit (or group of units) pro rata on the basis of the carrying amount of each asset in the unit (or group of units).

Any impairment loss is recognized directly in the line Other gains / (losses)—net in the Consolidated Income Statement. An impairment loss recognized for goodwill cannot be reversed in subsequent periods.

Non-current Assets (and disposal groups) Classified as Held for Sale & Discontinued Operations

IFRS 5 “Non-current Assets Held For Sale and Discontinued Operations” defines a discontinued operation as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components, (ii) is held for sale or has been sold, and (iii) represents a separate major line of business or geographic areas of operations.

Assets and liabilities are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition.

Assets and liabilities are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

Assets and liabilities held for sale are reflected in separate line items in the Consolidated Statement of Financial Position of the period during which the decision to sell is made.

The results of discontinued operations are shown separately in the Consolidated Income Statement.

Basis of Consolidation

These consolidated financial statements include all the assets, liabilities, equity, revenues, expenses and cash flows of the entities and businesses of Constellium.

Subsidiaries are entities over which the Group has the control. The Group controls an entity when the Group has power over the investee, is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Investments in joint arrangements are classified as either joint ventures or joint operations depending on the contractual rights and obligations of each investor. The Group recognizes its investments in joint ventures under the equity method.

Foreign Currency Transactions and Remeasurement

Transactions denominated in currencies other than the functional currency are converted to the functional currency at the exchange rate in effect at the date of the transaction.

Functional Currency

Items included in the consolidated financial statements of each of the entities and businesses of Constellium are measured using the currency of the primary economic environment in which each of them operates (their functional currency).

Presentation Currency and Foreign Currency Translation

In the preparation of the consolidated financial statements, the year-end balances of assets, liabilities and components of equity of Constellium’s entities and businesses are translated from their functional currencies into Euros, the presentation currency of the Group, at the respective year-end exchange rates; and the revenues, expenses and cash flows of Constellium’s entities and businesses are translated from their functional currencies into Euros using average exchange rates for the period.

The net differences arising from exchange rate translation are recognized in the Other Comprehensive Income.

The following table summarizes the main exchange rates used for the preparation of the consolidated financial statements of the Group:

Foreign exchange rate for 1 Euro		Year ended December 31, 2013		Year ended December 31, 2012		Year ended December 31, 2011
		Closing rate	Average rate	Closing rate	Average rate	Closing rate	Average rate
US Dollars	USD	1.3791	1.3271	1.3220	1.2847	1.2979	1.3905
Swiss Francs	CHF	1.2276	1.2308	1.2070	1.2051	1.2170	1.2306
Czech Koruna	CZK	27.4273	25.9471	25.1256	25.1256	25.5364	24.5761

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable.

Revenue from product sales, net of trade discounts, allowances and volume-based incentives, is recognized once delivery has occurred provided that persuasive evidence exists that all of the following criteria are met:

•	The significant risks and rewards of ownership of the product have been transferred to the buyer;

•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained by Constellium;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the sale will flow to Constellium; and

•	The costs incurred or to be incurred in respect of the sale can be measured reliably.

The Group also enters into tolling agreements whereby the clients loan the metal which the Group will then manufacture for them. In these circumstances, revenue is recognized when services are provided as of the date of redelivery of the manufactured metal.

Amounts billed to customers in respect of shipping and handling are classified as revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognized in cost of sales.

Deferred Tooling Revenue and Related Costs

Certain automotive long term contracts include the design and manufacture of customized parts. To manufacture such parts, certain specialized or customized tooling is required. The Group accounts for the tooling costs provided by third party manufacturers in accordance with the provisions of IAS 11 “Construction Contracts”.

Research and Development Costs

Research expenditures are recognized as expenses in the Consolidated Income Statement as incurred. Costs incurred on development projects are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the intangible asset so that it will be available for use;

•	Management intends to complete and use the intangible asset;

•	There is an ability to use the intangible asset;

•	It can be demonstrated how the intangible asset will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and use or sell the intangible asset are available; and

•	The expenditure attributable to the intangible asset during its development can be reliably measured.

Where development expenditures do not meet these criteria, they are recognized as expenses in the Consolidated Income Statement when incurred. Development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

Other Gains / (Losses)—Net

Other gains / (losses)–net include realized gains and losses on derivatives, unrealized gains and losses on derivatives at fair value through profit and loss and unrealized exchange gains and losses from the remeasurement of monetary assets and liabilities.

Other gains / (losses)—net separately identifies other unusual, infrequent or non-recurring items. Such items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to the Board and Executive Committee and assists in providing a meaningful analysis of the trading results of the Group. The directors believe that this presentation aids the readers understanding of the financial performance.

Interest Income and Expense

Interest income is recorded using the effective interest rate method on loans receivable and on the interest bearing components of cash and cash equivalents.

Interest expense on short and long-term financing is recorded at the relevant rates on the various borrowing agreements.

Borrowing costs (including interest) incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

Share-based Payment Arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting year, the Group revises its estimate of the number of equity instruments expected to vest.

Property, Plant and Equipment

Recognition and Measurement

Property, plant and equipment acquired by the Company are recorded at cost, which comprises the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Subsequent to the initial recognition, property, plant and equipment is measured at cost less accumulated depreciation. Costs are capitalized into construction work in progress until such projects are completed and the assets are available for use.

Subsequent Costs

Improvements and replacements are capitalized as additions to property, plant and equipment only when it is probable that future economic benefits associated with them will flow to the Company and the cost of the item can be measured with reliability. Ongoing regular maintenance costs related to property, plant and equipment are expensed as incurred.

Depreciation

Land is not depreciated. Property, plant and equipment are depreciated over the estimated useful lives of the related assets using the straight-line method as follows:

•	Buildings 10–50 years;

•	Machinery and equipment 3–40 years; and

•	Vehicles 5–8 years.

Impairment Tests for Property, Plant and Equipment and Intangible Assets

Property, plant and equipment and intangible assets are reviewed for impairment if there is any indication that the carrying amount of the asset (or group of assets to which it belongs) may not be recoverable. The recoverable amount is based on the higher of fair value less costs to sell (market value) and value in use (determined using estimates of discounted future net cash flows of the asset or group of assets to which it belongs).

Financial Instruments

(i) Financial Assets

Financial assets are classified as follows: (a) at fair value through profit or loss, and (b) loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of Constellium’s financial assets at initial recognition.

(a) At fair value through profit or loss: These are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current. Financial assets carried at fair value through profit or loss, are initially recognized at fair value and transaction costs are expensed in the Consolidated Income Statement.

(b) Loans and receivables: These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current or non-current assets based on their maturity date. Loans and receivables are comprised of Trade receivables and other and non-current and current loans receivable in the Consolidated Statement of Financial Position. Loans and receivables are carried at amortized cost using the effective interest method, less any impairment.

(ii) Financial Liabilities

Borrowings and other financial liabilities (excluding derivative liabilities) are recognized initially at fair value, net of transaction costs incurred and directly attributable to the issuance of the liability. These financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the Consolidated Income Statement using the effective interest method.

(iii) Derivative Financial Instruments

All derivatives are classified as held for trading and initially recognized at their fair value on the date at which the derivative contract is entered into and are subsequently remeasured to their fair value at the date of each Consolidated Statement of Financial Position, with the changes in fair value included in Other gains / (losses)—net (see NOTE 8—Other gains / (losses)—net). The Group has no derivatives designated for hedge accounting treatment.

(iv) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, relevant market prices are used to determine fair values. The Group periodically estimates the impact of credit risk on its derivatives instruments aggregated by counterparties.

Credit Value Adjustments are calculated for asset derivatives at fair value. Debit Value Adjustments are calculated for credit derivatives at fair value.

The fair value method used is based on historical probability of default, provided by leading rating agencies.

(v) Offsetting Financial Instruments

Financial assets and liabilities are offset and the net amount reported in the Consolidated Statement of Financial Position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Leases

Constellium as the Lessee

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Various buildings, machinery and equipment from third parties are leased under operating lease agreements. Under such operating lease agreements, the total lease payments are recognized as rent expense on a straight-line basis over the term of the lease agreement, and are included in Cost of sales or Selling and administrative expenses, depending on the nature of the leased assets.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Various equipment from third parties are leased under finance lease agreements. Under such finance leases, the asset financed is recognized in Property, Plant and Equipment and the financing is recognized as a financial liability.

Constellium as the Lessor

Certain land, buildings, machinery and equipment are leased to third parties under finance lease agreements. During the period of lease inception, the net book value of the related assets is removed from property, plant and equipment and a Finance lease receivable is recorded at the lower of the fair value and the aggregate future cash payments to be received from the lessee less unearned finance income computed at an interest rate implicit in the lease. As the Finance lease receivable from the lessee is collected, unearned finance income is also reduced, resulting in interest income.

Inventories

Inventories are valued at the lower of cost and net realizable value, primarily on a weighted-average cost basis.

Weighted-average costs for raw materials, stores, work in progress and finished goods are calculated using the costs experienced in the current period based on normal operating capacity (and include the purchase price of materials, freight, duties and customs, the costs of production, which includes labor costs, materials and other expenses which are directly attributable to the production process and production overheads).

Trade Accounts Receivable

Recognition and Measurement

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

Impairment

An impairment allowance of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, late payments, default or a significant deterioration in creditworthiness. The amount of the provision is the difference between the assets’ carrying value and the present value of the estimated future cash flows, discounted at the original effective interest rate. The expense (income) related to the increase (decrease) of the impairment allowance is recognized in the Consolidated Income Statement. When a trade receivable is deemed uncollectible, it is written off against the impairment allowance account. Subsequent recoveries of amounts previously written off are credited in the Consolidated Income Statement.

Factoring Arrangements

In a non-recourse factoring arrangement, where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are de-recognized from the statement of financial position. Where trade accounts receivable are sold with limited recourse, and substantially all the risks and rewards associated with these receivables are retained, receivables continue to be included in the Consolidated Statement of Financial Position. Inflows and outflows from factoring agreements in which the Group does not derecognize receivables are presented on a net basis as cash flows from financing activities. Arrangements in which the Group derecognizes receivables result in changes in trade receivables which are reflected as cash flows from operating activities.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash in bank accounts and on hand, short-term deposits held on call with banks and other short-term highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value, less bank overdrafts that are repayable on demand, provided there is a right of offset.

Share Capital

Class A ordinary shares and Class B ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Trade Payables

Trade payables are initially recorded at fair value and classified as current liabilities if payment is due in one year or less.

Provisions

Provisions are recorded for the best estimate of expenditures required to settle liabilities of uncertain timing or amount when management determines that a legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

The ultimate cost to settle such liabilities is uncertain, and cost estimates can vary in response to many factors. The settlement of these liabilities could materially differ from recorded amounts. In addition, the expected timing of expenditure can also change. As a result, there could be significant adjustments to provisions, which could result in additional charges or recoveries affecting future financial results.

Types of liabilities for which the Group establishes provisions include:

Close down and restoration costs

Estimated close down and restoration costs are provided for in the accounting year when the legal or constructive obligation arising from the related disturbance occurs and it is probable that an outflow of resources will be required to settle the obligation. These costs are based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan including feasibility and engineering studies, are updated annually during the life of the operation to reflect known developments (e.g. revisions to cost estimates and to the estimated lives of operations) and are subject to formal review at regular intervals each year.

The initial closure provision together with subsequent movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalized within Property, plant and equipment. These costs are then depreciated over the remaining useful lives of the related assets. The amortization or “unwinding” of the discount applied in establishing the net present value of the provisions is charged to the Consolidated Income Statement as a financing cost in each accounting year.

Environmental remediation costs

Environmental remediation costs are provided for based on the estimated present value of the costs of the Group’s environmental clean-up obligations. Movements in the environmental clean-up provisions are presented as an operating cost within Cost of sales. Remediation procedures may commence soon after the time at which the disturbance, remediation process and estimated remediation costs become known, and can continue for many years depending on the nature of the disturbance and the technical remediation.

Restructuring costs

Provisions for restructuring are recorded when Constellium’s management is demonstrably committed to the restructuring plan and where such liabilities can be reasonably estimated. The Group recognizes liabilities that primarily include one-time termination benefits, or severance, and contract termination costs, primarily related to equipment and facility lease obligations. These amounts are based on the remaining amounts due under various contractual agreements, and are periodically adjusted for any anticipated or unanticipated events or changes in circumstances that would reduce or increase these obligations. These costs are charged to restructuring costs in the Consolidated Income Statement.

Legal, tax and other potential claims

Provisions for legal claims are made when it is probable that liabilities will be incurred and when such liabilities can be reasonably estimated. Depending on their nature, these costs may be charged to Cost of sales or Other gains / (losses)—net in the Consolidated Income Statement. Included in other potential claims are provisions for product warranties and guarantees to settle the net present value portion of any settlement costs for potential future legal actions, claims and other assertions that may be brought by Constellium’s customers or the end-users of products. Provisions for product warranty and guarantees are charged to Cost of sales in the Consolidated Income Statement. In the accounting year when any legal action, claim or assertion related to product warranty or guarantee is settled, the net settlement amount incurred is charged against the provision established in the Consolidated Statement of Financial Position. The outstanding provision is reviewed periodically for adequacy and reasonableness by Constellium management.

Management establishes tax reserves and accrues interest thereon, if deemed appropriate; in expectation that certain tax return positions may be challenged and that the Group might not succeed in defending such positions, despite management’s belief that the positions taken were fully supportable.

Pension, Other Post-employment Healthcare Plans and Other Long Term Employee Benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. Constellium’s contributions to defined contribution pension plans are charged to the Consolidated Income Statement in the year to which the contributions relate. This expense is included in Cost of sales, Selling and administrative expenses or Research and development costs, depending on its nature.

For defined benefit plans, the retirement benefit obligation recognized in the Consolidated Statement of Financial Position represents the present value of the defined benefit as reduced by the fair value of plan assets. The effects of changes in actuarial assumptions and experience adjustments are charged or credited to Other comprehensive income / (loss).

The amount charged to the Consolidated Income Statement in respect of these plans (including the service costs and the effect of any curtailment or settlement, net interest costs) is included within the income / (loss) from operations.

The defined benefit obligations are assessed in accordance with the advice of qualified actuaries. The most significant assumption used in accounting for pension plans is the discount rate.

Post-employment benefit plans relate to health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependants. Eligibility for coverage is dependent upon certain age and service criteria. These benefit plans are unfunded and are accounted for as defined benefit obligations, as described above.

Other long term employee benefits include jubilees and other long-term disability benefits. For these plans, actuarial gains and losses arising in the year are recognized immediately in the Consolidated Income Statement.

Taxation

The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the Consolidated Statement of Financial Position date in the countries where the Company and its subsidiaries operate and generate taxable income.

The Group is subject to income taxes in the Netherlands, France, and numerous other jurisdictions. Certain of Constellium’s businesses may be included in consolidated tax returns within the Company. In certain circumstances, these businesses may be jointly and severally liable with the entity filing the consolidated return, for additional taxes that may be assessed.

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This approach also requires the recognition of deferred income tax assets for operating loss carryforwards and tax credit carryforwards.

The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized as tax income in the year when the rate change is substantively enacted. Deferred income tax assets and liabilities are measured using tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the date of the Consolidated Statement of Financial Position. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Presentation of Financial Statements

The consolidated financial statements are presented in millions of Euros. Certain reclassifications may have been made to prior year amounts to conform to current year presentation.

2.6. Judgments in Applying Accounting Policies and Key Sources of Estimation Uncertainty

Many of the amounts included in the consolidated financial statements involve the use of judgment and/or estimation. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, giving consideration to previous experience. However, actual results may differ from the amounts included in the consolidated financial statements. Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the items presented below.

Pension, Other Post-employment Benefits and Other Long-term Employee Benefits

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligations and net pension costs include the discount rate and the rate of future compensation increases. In making these estimates and assumptions, management considers advice provided by external advisers, such as actuaries.

Any material changes in these assumptions could result in a significant change in employee benefit expense recognized in the Consolidated Income Statement, actuarial gains and losses recognized in equity and prepaid and accrued benefits. Details of the key assumptions applied are set out in NOTE 21—Pension liabilities and Other Post-employment Benefit Obligations.

Taxes

Significant judgment is sometimes required in determining the accrual for income taxes as there are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were recorded, such differences will impact the current and deferred income tax provisions, results of operations and possibly cash flows in the year in which such determination is made.

Management judgment is required to determine the extent to which deferred tax assets can be recognized. Constellium recognizes deferred tax assets when it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. This assessment is conducted through a detailed review of deferred tax assets by jurisdiction and takes into account past, current and expected future performance deriving from the budget and the business plan.

Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend notably on estimates of future production and sales volumes, commodity prices, operating costs and capital expenditure. Judgments are also required about the application of income tax legislation. These judgments and assumptions are subject to risk and uncertainty, and therefore there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets recognized on the Consolidated Statement of Financial Position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amount of recognized deferred tax assets may require adjustments, resulting in a corresponding charge to the Consolidated Income Statement. Further quantitative information is provided in NOTE 25—Deferred Income taxes.

Provisions

Provisions have been recorded for: (a) close-down and restoration costs; (b) environmental remediation and monitoring costs; (c) restructuring programs; (d) legal and other potential claims including provisions for product income tax risks, warranty and guarantees, at amounts which represent management’s best estimates of the expenditure required to settle the obligation at the date of the Consolidated Statement of Financial Position. Expectations will be revised each year until the actual liability is settled, with any difference accounted for in the year in which the revision is made. Main assumptions used are described in NOTE 22—Provisions.

Purchase Accounting

Business combinations are recorded in accordance with IFRS 3 using the acquisition method. Under this method, upon the initial consolidation of an entity over which the Group has acquired exclusive control, the identifiable assets acquired and the liabilities assumed are recognized at their fair value on the acquisition date.

Therefore, through a number of different approaches and with the assistance of external independent valuation experts, the Group identified what it believes is the fair value of the assets and liabilities at the acquisition date. These valuations include a number of assumptions, estimations and judgments. Quantitative and qualitative information is further disclosed in NOTE 3—Acquisition of Rio Tinto Engineered Aluminium Product Entities.

Significant assumptions which were used in determining allocation of fair value included the following valuation approaches: the cost approach, the income approach and the market approach which were determined based on cash flow projections and related discount rates, industry indices, market prices regarding replacement cost and comparable market transactions. While the Company believes that the estimates and assumptions underlying the valuation methodologies were reasonable, different assumptions could have resulted in different fair values.

NOTE 3—ACQUISITION OF RIO TINTO ENGINEERED ALUMINIUM PRODUCT ENTITIES

On January 4, 2011 (the “Acquisition Date”), Constellium acquired substantially all of the entities and businesses of Rio Tinto Engineered Aluminum Products from Rio Tinto for a total consideration of $17 million (€12 million).

On October 10, 2011, the adjusted purchase price was agreed between Rio Tinto and Constellium. Rio Tinto reimbursed the amount paid by Constellium and paid an additional premium which amounted to $6 million (€4 million).

The Company recognized the assets acquired and the liabilities assumed at fair value at the Acquisition Date.

For the year ended December 31, 2011, the net cash flows used in operating activities include cash outflows of €102 million of expenses directly related to the acquisition and subsequent separation from Rio Tinto.

The fair values of the assets acquired, the liabilities assumed and the total consideration for the acquisition are shown in the following table:

(in millions of Euros)	Fair value at January 4, 2011
Property, plant and equipment	91
Investments in joint-ventures	1
Deferred income tax assets	188
Trade receivables and other	564
Other financial assets	103
Inventories	442
Cash and cash equivalents	9

Total assets acquired—continuing operations	1,398
Discontinued operations	103

Total assets acquired	1,501

Borrowings—related parties	(21)
Trade payables and other	(613)
Pension liabilities	(282)
Other post-employment benefit obligations	(262)
Other financial liabilities	(39)
Deferred tax liabilities	(80)
Provisions	(124)
Non-controlling interests	(1)

Total liabilities assumed—continuing operations	(1,422)
Discontinued operations	(94)

Total liabilities assumed	(1,516)

Net assets acquired at fair value	(15)
Goodwill	11
Total consideration for the acquisition (negative consideration)	(4)

In accordance with IFRS 3, the valuation of assets acquired and liabilities assumed at their fair value has resulted in the remeasurement of property, plant and equipment, trade receivables and other, inventories and liabilities.

Property, plant and equipment and inventories were valued with the support of an independent expert. The fair values were determined based upon assumptions related to future cash flows, discount rates and asset lives. The main fair value adjustments relate to the fair value adjustment of Property, plant and equipment and inventories and the recognition of deferred tax assets relating to these fair value adjustments.

In respect of discount rates, the discounted cash flow model used for business segments valuation reflects discount rates of 17 through 18.5% as of the date of acquisition. After taking into account independent studies published by a reputable investment research firm to determine the applicable size premium, a premium of 10.06% was used to arrive at these discount rates, and the Company believes that this represented an appropriate company premium.

The fair value of net liabilities assumed over the aggregate consideration received for the acquisition amounted to €11 million. It was recognized as goodwill in the balance sheet.

In connection with the Acquisition and subsequent separation of the business from Rio Tinto, the Group incurred expenses from both related and third parties (all of which are recorded in Other expenses). They comprised the following:

	Year ended December 31, 2012			Year ended December 31, 2011
(in millions of Euros)	Third party	Related party	Total	Third party	Related party	Total
Transaction costs and equity fees directly related to acquisition	—	—	—	—	44	44
Other costs related to acquisition and separation	3	—	3	50	8	58

Total Expenses related to acquisition and separation	3	—	3	50	52	102

NOTE 4—OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to the Constellium chief operating decision maker (CODM) (see NOTE 2—Summary of Significant Accounting Policies) on that basis. The Group’s operating segments are described below.

Aerospace and Transportation (A&T)

A&T produces and supplies high value-added plate, sheet, extruded and precision cast products to customers in the aerospace, marine, automotive, and mass-transportation markets and engineering industries. It offers a comprehensive range of products and services including technical assistance, design and delivery of cast, rolled, extruded, rolled pre-cut or shaped parts, and the recycling of customers’ machining scrap metal. A&T is also a key supplier of new alloy solutions, such as Aluminium Lithium. A&T operates eight facilities in three countries.

Packaging and Automotive Rolled Products (P&ARP)

This segment produces and provides coils and sheet to customers in the beverage and closures, automotive, customized industrial sheet solutions and high-quality bright surface product markets. It includes world-class rolling and recycling operations, as well as dedicated research and development capabilities. P&ARP operates two facilities in two countries.

Automotive Structures and Industry (AS&I)

AS&I focuses on specialty products and supplies a variety of hard and soft alloy extrusions, including technically advanced products, to the automotive, industrial, energy, electrical and building industries, and to manufacturers of mass transport vehicles and shipbuilders. AS&I serves major automotive and transportation manufacturers with innovative and cost-effective aluminum solutions using advanced technology. It develops and manufactures aluminum crash management systems, front-end components, cockpit carriers and Auto Body Sheet structural components. AS&I operates 15 facilities in 7 countries.

Holdings & Corporate

Holdings & Corporate include the net cost of Constellium’s head office in Amsterdam, and the corporate support services functions in Paris and in Zurich.

Intersegment Elimination

Intersegment trading is conducted on an arm’s length basis and reflects market prices.

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Management Adjusted EBITDA (Management Adjusted EBITDA is defined as gross profit for the period less selling and administrative expenses and Research and development expenses excluding amortization, depreciation and impairment less realized gains or losses on derivatives).

The accounting principles used to prepare the Company’s operating segment information are the same as those used to prepare the Group’s consolidated financial statements.

Segment Revenue

	Year ended December 31, 2013			Year ended December 31, 2012			Year ended December 31, 2011
(in millions of Euros)	Segment revenue	Inter segment elimination	Revenue Third and related parties	Segment revenue	Inter segment elimination	Revenue Third and related parties	Segment revenue	Inter segment elimination	Revenue Third and related parties
A&T	1,204	(7)	1,197	1,188	(6)	1,182	1,024	(8)	1,016
P&ARP	1,480	(8)	1,472	1,561	(7)	1,554	1,633	(8)	1,625
AS&I	859	(54)	805	910	(49)	861	960	(50)	910
Holdings & Corporate(A)	21	—	21	13	—	13	5	—	5
Total	3,564	(69)	3,495	3,672	(62)	3,610	3,622	(66)	3,556

(A)	Revenue from metal supply to plants in Ham and Saint Florentin, considered as third party since their disposal in the second quarter of 2013.

Reconciliation of Management adjusted EBITDA to Net Income / (Loss)

(in millions of Euros)	Year ended December 31, 2013	Year ended December 31, 2012 Restated	Year ended December 31, 2011 Restated
A&T	103	89	23
P&ARP	75	80	63
AS&I	46	39	19
Holdings & Corporate	5	(9)	(6)

Management adjusted EBITDA	229	199	99

Ravenswood OPEB plan amendment	11	58	—
Ravenswood CBA renegotiation	—	(7)	—
Swiss pension plan settlement	—	(8)	—
Restructuring costs	(8)	(25)	(20)
Losses on disposal	(5)	—	—
Unrealized gains / (losses) on derivatives	12	61	(144)
Unrealized exchange gains / (loss) from the remeasurement of monetary assets and liabilities—net	2	(1)	4
Depreciation and impairment	(32)	(14)	(2)

Income / (Loss) from operations	209	263	(63)

Other expenses	(27)	(3)	(102)
Finance costs—net	(50)	(60)	(39)
Share of profit / (loss) of joint-ventures	3	(5)	—

Income / (loss) before income tax	135	195	(204)

Income tax	(39)	(46)	34

Net Income from continuing operations	96	149	(170)

Net Income / (Loss) from discontinued operations	4	(8)	(8)

Net Income / (Loss)	100	141	(178)

Segment Capital Expenditure

(in millions of Euros)	At December 31, 2013	At December 31, 2012
A&T	(53)	(42)
P&ARP	(37)	(39)
AS&I	(49)	(40)
Holdings & Corporate	(5)	(5)

Capital expenditure	(144)	(126)

Segment Assets

Segment assets are comprised of total assets of Constellium by segment, less investments in joint-ventures, deferred tax assets, other financial assets (including cash and cash equivalents) and assets of the disposal group classified as held for sale.

(in millions of Euros)	At December 31, 2013	At December 31, 2012 Restated
A&T	551	506
P&ARP	373	403
AS&I	267	238
Holdings & Corporate	109	91

Segment Assets	1,300	1,238

Unallocated:
Adjustments for investments in joint-ventures	1	2
Deferred income tax assets	177	205
Other financial assets (including cash and cash equivalents)	265	186
Assets of disposal group classified as held for sale	21	—

Total Assets	1,764	1,631

Information about Major Customers

Included in revenue arising from the P&ARP segment for the year ended December 31, 2013, is revenue of approximately €378 million (year ended December 31, 2012: €441 million; year ended December 31, 2011: €503 million) which arose from sales to the Group’s largest customer. No other single customers contributed 10% or more to the Group’s revenue for 2013, 2012 and 2011.

NOTE 5—INFORMATION BY GEOGRAPHIC AREA

The Group reports information by geographic area as follows: revenues from third and related parties are based on destination of shipments and property, plant and equipment are based on the physical location of the assets.

(in millions of Euros)	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Revenue–third and related parties
France	535	596	590
Germany	961	1,073	1,089
United Kingdom	346	275	297
Switzerland	88	98	111
Other Europe	742	723	778
United States	448	471	379
Canada	53	56	46
Asia and Other Pacific	142	136	171
All Other	180	182	95

Total	3,495	3,610	3,556

(in millions of Euros)	At December 31, 2013	At December 31, 2012 Restated
Property, plant and equipment
France	180	134
Germany	87	58
Switzerland	23	15
Czech Republic	18	14
Other Europe	2	1
United States	96	77
All Other	2	3

Total	408	302

NOTE 6—EXPENSES BY NATURE

(in millions of Euros)	Notes	Year ended December 31, 2013	Year ended December 31, 2012 Restated	Year ended December 31, 2011 Restated
Raw materials and consumables used(A)		(1,860)	(1,987)	(2,161)
Employee benefit expenses	7	(670)	(701)	(654)
Energy costs		(150)	(140)	(139)
Repairs and maintenance expenses		(80)	(91)	(98)
Sub-contractors		(80)	(66)	(69)
Freight out costs		(75)	(66)	(64)
Consulting and audit fees		(50)	(43)	(54)
Operating supplies (non capitalized purchases of manufacturing consumables)		(63)	(58)	(52)
Operating lease expenses		(16)	(16)	(14)
Depreciation and impairment	14	(32)	(14)	(2)
Other expenses		(194)	(202)	(181)

Total Cost of sales, Selling and administrative expenses and Research and development expenses		(3,270)	(3,384)	(3,488)

(A)	The Company manages fluctuations in raw materials prices in order to protect manufacturing margins through the purchase of derivative instruments (see NOTE 23—Financial Risk Management and NOTE 24—Financial Instruments).

These expenses are split as follows:

(in millions of Euros)	Year ended December 31, 2013	Year ended December 31, 2012 Restated	Year ended December 31, 2011 Restated
Cost of sales	(3,024)	(3,136)	(3,239)
Selling and administrative expenses	(210)	(212)	(216)
Research and development expenses	(36)	(36)	(33)

Total Cost of sales, Selling and administrative expenses and Research and development expenses	(3,270)	(3,384)	(3,488)

NOTE 7—EMPLOYEE BENEFIT EXPENSES

(in millions of Euros)	Notes	Year ended December 31, 2013	Year ended December 31, 2012 Restated	Year ended December 31, 2011 Restated
Wages and salaries(A)		(628)	(653)	(611)
Pension costs—defined benefit plans	21	(28)	(29)	(28)
Other post-employment benefits	21	(12)	(18)	(15)
Share equity plan expenses	30	(2)	(1)	—

Total Employee benefit expenses		(670)	(701)	(654)

(A)	Wages and salaries exclude restructuring costs and include social security contributions.

NOTE 8—OTHER GAINS / (LOSSES)—NET

(in millions of Euros)	Notes	Year ended December 31, 2013	Year ended December 31, 2012 Restated	Year ended December 31, 2011
Realized (losses) / gains on derivatives(A)		(31)	(45)	31
Unrealized gains / (losses) on derivatives at fair value through Profit and Loss—net(A)		12	61	(144)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities—net		2	(1)	4
Swiss pension plan settlement	21	—	(8)	—
Ravenswood OPEB pension plan amendment	21	11	58	—
Ravenswood CBA renegotiation(B)		—	(7)	—
Losses on disposal(C)		(5)	—	—
Other—net		3	4	(2)

Total Other (losses) / gains—net		(8)	62	(111)

(A)	From 2012, there is no transaction with related parties relative to derivatives. During the year ended December 31, 2011, Rio Tinto was counterparty to our derivatives and realized gains with Rio Tinto amounted to €37 million. The gains/losses are made up of unrealized losses or gains on derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and LME prices (refer to NOTE 23—Financial Risk Management for a description of the Group’s risk management).
(B)	In 2012, Constellium Ravenswood Rolled Products entered into a period of renegotiation of the Collective bargaining agreement (“CBA”). The negotiation and the settlement of the new CBA involved additional costs which would not be incurred in the ordinary course of business.
(C)	The sale of the Group’s plants in Ham and Saint Florentin, France was completed on May 31, 2013. These two plants, which specialize in the production of soft alloys extrusions mainly for the building and construction market in France, are part of the Automotive Structures and Industry segment and together generated revenues of €95 million and a non-significant contribution to the profit of the Group for year 2012.

NOTE 9—CURRENCY GAINS / (LOSSES)

The currency gains and losses are included in the consolidated financial statements as follows:

Consolidated income statement

(in millions of Euros)	Notes	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Included in Cost of sales		(2)	1	3
Included in Other gains / (losses)—net		23	19	(59)
Included in Finance costs	10	2	(21)	(6)

Total		23	(1)	(62)

Realized exchange losses on foreign currency derivatives—net		—	(18)	(4)
Unrealized exchange gains / (losses) on foreign currency derivatives—net		13	20	(59)
Exchange gains / (losses) from the remeasurement of monetary assets and liabilities—net		10	(3)	1

Total		23	(1)	(62)

Foreign currency translation reserve

(in millions of Euros)	Year ended December 31, 2013	Year ended December 31, 2012 Restated
Foreign currency translation reserve—January 1	(14)	(14)
Effect of exchange rate changes—net	—	—

Foreign currency translation reserve—December 31	(14)	(14)

See NOTE 23—Financial Risk Management and NOTE 24—Financial Instruments for further information regarding the Company’s foreign currency derivatives and hedging activities.

NOTE 10—FINANCE COSTS—NET

Finance costs—net are comprised of the following items:

(in millions of Euros)	Notes	Year ended December 31, 2013	Year ended December 31, 2012 Restated	Year ended December 31, 2011 Restated
Finance income:
Realized and unrealized gains on debt derivatives at fair value(D)	9	4	—	—
Realized and unrealized exchange gains on financing activities—net	9	11	—	—
Other finance income		2	4	2

Total Finance income		17	4	2

Finance costs:
Interest expense on borrowings and factoring arrangements(A)(B)(C)	16, 19	(53)	(39)	(31)
Realized and unrealized losses on debt derivatives at fair value(D)	9, 19	(13)	(18)	—
Realized and unrealized exchange losses on financing activities—net	9	—	(3)	(6)
Miscellaneous other interest expense		(1)	(4)	(4)

Total Finance costs		(67)	(64)	(41)

Finance costs—net		(50)	(60)	(39)

(A)	Includes: (i) interest related to the term loan and the U.S. Revolving Credit Facility (see NOTE 19—Borrowings); and (ii) interest and amortization of deferred financing costs related to the trade accounts receivable factoring programs (see NOTE 16—Trade Receivables and Other).
(B)	During the first quarter of 2013, Constellium entered into a new term loan facility and repaid the 2012 term loan. Exit fees relating to the termination of the 2012 term loan amount to €8 million and €13 million of arrangement fees were not amortized and are fully recognized as financial expenses (see NOTE 19—Borrowings).

During the second quarter of 2012, Constellium entered into a new term loan facility and a new U.S. Revolving Credit Facility. These loans were used to repay the 2011 variable term loan facility and U.S. Revolving Credit Facility. Arrangement fees of 2011 term loan which were not amortized under the effective rate method were fully recognized as financial expenses during this period. This amounted to €7 million (€5 million related to the term loan and €2 million related to the U.S. Revolving Credit Facility (see NOTE 19—Borrowings).

(C)	For the year ended 2012 and 2011, interest on borrowings includes interest payable to related parties which amounted to €7 million and €16 million respectively.
(D)	Realized and unrealized gains (losses) reflect the positive and negative changes in the fair value of the cross currency interest rate swaps.

NOTE 11—INCOME TAX

The current and deferred components of income tax are as follows:

(in millions of Euros)	Year ended December 31, 2013	Year ended December 31, 2012 Restated	Year ended December 31, 2011 Restated
Current tax expense	(29)	(30)	(31)
Deferred tax (expense) / benefit	(10)	(16)	65

Total income tax (expense) / benefit	(39)	(46)	34

Using a composite statutory income tax rate applicable by tax jurisdiction, the income tax can be reconciled as follows:

(in millions of Euros)	Year ended December 31, 2013	Year ended December 31, 2012 Restated	Year ended December 31, 2011 Restated
Profit / (loss) before income tax	135	195	(204)
Composite statutory income tax rate applicable by tax jurisdiction	36.0%	38.6%	33.3%
Income tax (expense) / benefit calculated at composite statutory tax rate applicable by tax jurisdiction	(48)	(75)	67

Tax effect of:
Changes in recognized and unrecognized deferred tax assets	1	28	(24)
Other(A)	8	1	(9)
Income tax (expense) / benefit	(39)	(46)	34

Effective income tax rate	29%	24%	17%

(A)	Including tax credits and non-recurring items (acquisition costs considered as non-deductible in certain jurisdictions and certain contractual reimbursements).

NOTE 12—EARNINGS PER SHARE

Earnings

(in millions of Euros)	Year ended December 31, 2013	Year ended December 31, 2012 Restated	Year ended December 31, 2011 Restated
Earnings used to calculate basic and diluted earnings per share from continuing operations	94	147	(171)
Earnings used to calculate basic and diluted earnings per share from discontinued operations	4	(8)	(8)

Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	98	139	(179)

Number of Shares—see NOTE 18—Share Capital

On May 16, 2013, the Company’s Board of Directors declared an issuance of an additional 22.8 shares for each outstanding share. The earnings per share numbers have been retroactively adjusted to reflect this pro rata issuance of shares.

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Weighted average number of ordinary shares used to calculate basic earnings per share(A)	98,219,458	89,442,416	89,338,433
Effect of other dilutive potential ordinary shares(B)	671,487	—	—

Weighted average number of ordinary shares used to calculate diluted earnings per share	98,890,945	89,442,416	89,338,433

(A)	Based on the total number of all classes of shares (former “A”, “B1” and “B2”) until the IPO on May 22, 2013, and on the total number of ordinary A shares from the IPO (See NOTE 18—Share Capital). Ordinary B shares are granted to the MEP participants. Since the IPO, at the request of the MEP participants in certain circumstances, Constellium N.V. is committed to repurchase these shares before the end of their vesting period. Accordingly, ordinary B shares are excluded from the calculation of the weighted average number of ordinary shares used to calculate the basic earnings per share.
(B)	Includes B shares as they give rights to profit allocation and dividends and potential new ordinary shares to be issued as part of the Free Share and Shareholding Retention Program. (See NOTE 30—Share Equity Plan)

Earnings Per Share Attributable to the Equity Holders of the Company

(in Euros per share)	Year ended December 31, 2013	Year ended December 31, 2012 Restated	Year ended December 31, 2011 Restated
From continuing and discontinued operations
Basic	1.00	1.55	(2.00)
Diluted	0.99	1.55	(2.00)
From continuing operations
Basic	0.96	1.64	(1.91)
Diluted	0.95	1.64	(1.91)
From discontinued operations
Basic	0.04	(0.09)	(0.09)
Diluted	0.04	(0.09)	(0.09)

NOTE 13—INTANGIBLE ASSETS (including GOODWILL)

Goodwill in the amount of €11 million (relating solely to the acquisition of the entities and business of Rio Tinto Engineered Aluminium Products on January 4, 2011) has been allocated to the Group’s operating segment Aerospace and Transportation (“A&T”) €5 million, Packaging and Automotive Rolled Products (“P&ARP”) €4 million and Automotive Structures and Industry (“AS&I”) €2 million.

During the years ended December 31, 2013 and 2012, no other material movements occurred in intangible assets, including goodwill.

Impairment Tests for Goodwill

As of December 31, 2013 and 2012, the recoverable amount of the operating segments has been determined based on value-in-use calculations and significantly exceeded their carrying value.

NOTE 14—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment balances and movements are comprised as follows:

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2013	—	20	154	115	13	302
Additions	—	1	40	115	—	156
Disposals	—	—	(3)	(1)	1	(3)
Depreciation expense	—	(3)	(24)	—	(4)	(31)
Impairment losses	—	—	—	—	—	—
Transfer during the year	1	11	89	(108)	(2)	(9)
Reclassified as Assets held for sale	—	(1)	—	—	—	(1)
Exchange rate movements	—	—	(4)	(2)	—	(6)

Net balance at December 31, 2013	1	28	252	119	8	408

At December 31, 2013
Cost	1	32	287	119	14	453
Less accumulated depreciation and impairment	—	(4)	(35)	—	(6)	(45)

Net balance at December 31, 2013	1	28	252	119	8	408

Net balance at January 1, 2012	—	10	46	130	12	198
Additions	—	3	23	94	2	122
Disposals	—	—	(2)	—	—	(2)
Depreciation expense	—	(1)	(7)	—	(3)	(11)
Impairment losses	—	—	(3)	—	—	(3)
Transfer during the year	—	8	99	(109)	2	—
Reclassified as Assets held for sale	—	—	—	—	—	—
Exchange rate movements	—	—	(2)	—	—	(2)

Net balance at December 31, 2012	—	20	154	115	13	302

At December 31, 2012
Cost	—	21	165	115	16	317
Less accumulated depreciation and impairment	—	(1)	(11)	—	(3)	(15)

Net balance at December 31, 2012	—	20	154	115	13	302

Depreciation Expense and Impairment Losses

Total depreciation expense and impairment losses relating to property, plant and equipment are included in the Consolidated Income Statement as follows:

(in millions of Euros)	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Cost of sales	(28)	(8)	(1)
Selling and administrative expenses	(3)	(6)	—

Total	(31)	(14)	(1)

The amount of contractual commitments for the acquisition of property, plant and equipment is disclosed in NOTE 26—Commitments.

NOTE 15—INVENTORIES

Inventories are comprised of the following:

(in millions of Euros)	At December 31, 2013	At December 31, 2012
Finished goods	84	113
Work in progress	136	148
Raw materials	91	114
Stores and supplies	23	20
Net Realizable Value adjustment	(6)	(10)

Total inventories	328	385

Constellium records inventories at the lower of cost and net realizable value (NRV). Increases / (decreases) in the NRV adjustments on inventories are included in Cost of sales in the Consolidated Income Statement.

NOTE 16—TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At December 31, 2013		At December 31, 2012
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables—third parties—gross	—	365	—	388
Impairment allowance	—	(3)	—	(3)

Trade receivables—third parties—net	—	362	—	385
Trade receivables—related parties	—	1	—	1

Total Trade receivables–net	—	363	—	386

Finance lease receivables	26	5	36	6
Deferred financing costs—net of amounts amortized	3	3	7	3
Deferred tooling related costs	3	12	3	11
Other(A)	28	100	18	70

Total Other receivables	60	120	64	90

Total Trade receivables and Other	60	483	64	476

(A)	Includes at December 31, 2013 (i) €0.3 million (€5 million at December 31, 2012) cash pledged to financial counterparties for the issuance of guarantees (cash will remain restricted for as long as the guarantees remain issued by the financial counterparties) and (ii) €9 million (€8 million at December 31, 2012) relating to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured.

Aging

The aging of total trade receivables-net is as follows:

(in millions of Euros)	At December 31, 2013	At December 31, 2012
Current	345	371
1–30 days past due	15	11
31–60 days past due	2	2
61–90 days past due	—	—
Greater than 91 days past due	1	2

Total Trade receivables—net	363	386

Impairment Allowance

The Group periodically reviews its customers’ account aging, credit worthiness, payment histories and balance trends in order to evaluate trade accounts receivable for impairment. Management also considers whether changes in general economic conditions and in the industries in which the Group operates in particular, are likely to impact the ability of the Group’s customers to remain within agreed payment terms or to pay their account balances in full.

Revisions to the impairment allowance arising from changes in estimates are included as either additional allowance or recoveries, with the offsetting expense or income included in Selling and administrative expenses. An impairment allowance amounting to €0.1 million was recognized during the year ended December 31, 2013 (€2 million during the year ended December 31, 2012).

None of the other amounts included in Other receivables was deemed to be impaired.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

Currency Concentration

The composition of the carrying amounts of total Trade receivables-net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At December 31, 2013	At December 31, 2012
Euro	188	213
U.S. Dollar	155	153
Swiss Franc	10	7
Other currencies	10	13

Total Trade receivables—net	363	386

Factoring Arrangements

On January 4, 2011, the Group entered into five-year factoring arrangements with third parties for the sale of certain of the Group’s accounts receivable in Germany, Switzerland and France. These factoring agreements were amended on November 8, 2013. The purpose of this amendment comprising of increasing the maximum financing amount from €300 million to €350 million and extending the commitment period from 60 to 77 months (end will be June 4, 2017).

Under these programs, Constellium agrees to sell to the factor eligible accounts receivable, for working capital purposes, up to a maximum financing amount of €350 million, allocated as follows:

•	€115 million collectively available to Germany and Switzerland; and

•	€235 million available to France.

Under these arrangements, most of accounts receivable are sold with recourse. Sales of most of these receivables do not qualify for derecognition under IAS 39 “Financial Instruments: Recognition and Measurement”, as the Group retains substantially all of the associated risks and rewards.

The Group entered into specific arrangements with certain of its customers in connection with its factoring agreements, whereby the Group sales certain receivables on a non-recourse basis. Under these agreements the Group has transferred substantially all the risks and rewards of these receivables; these receivables are derecognized from the statement of financial position.

The total carrying amount of the original assets factored as of December 31, 2013, is €259 million (December 31, 2012: €337 million), of which €207 million (December 31, 2012: €286 million) is recognized on the Consolidated Statement of Financial Position. As at December 31, 2013 and December 31, 2012, there was no amount due to the factor relating to trade account receivables sold.

Interest Costs and Other Fees

Under both the Germany/Switzerland and France factoring agreements, interest is charged at the three-month EURIBOR (Euro Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) rate plus 1.95% from November 8, 2013, (previously 2.25%) and is payable monthly. Other fees include an unused facility fee of 1% per annum (calculated based on the unused amount of the net position, as defined in the agreements). Additional factoring commissions and administration fees (based on the volume of sold receivables) are also assessed and payable monthly.

During the year ended December 31, 2013, Constellium incurred €9 million in interest and other fees (€8 million during the year ended December 31, 2012) from these arrangements that are included as finance costs (see NOTE 10—Finance Costs—Net).

Additionally, under each of the factoring agreements, the Group paid a one-time, up-front arrangement fee of 2.25% of the initial aggregate maximum financing amount of €300 million (for both agreements), which totaled €7 million. These arrangement fees plus an additional €7 million in legal and other fees related to the factoring agreements are being amortized as finance costs over a period of five years (see NOTE 10—Finance Costs–Net). During the year ended December 31, 2013, €3 million of such costs was amortized as finance costs (€3 million during the years ended December 31, 2012, and December 31, 2011). At December 31, 2013, the Group had €5 million (€8 million as at December 31, 2012, and €11 million as at December 31, 2011) in unamortized up-front and legal fees related to the factoring arrangements (included in deferred financing costs).

Covenants

The factoring arrangements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants other than a Group level minimum liquidity covenant that is tested quarterly. The Group was in compliance with all applicable covenants as of and for the years ended December 31, 2013 and 2012.

Intercreditor Agreement

On January 4, 2011, the Group entered into an Intercreditor Agreement between the French, German and Swiss sellers of the Group’s receivables under the various accounts receivable factoring programs described above and the purchasers of those receivables.

In accordance with the requirements of the Intercreditor Agreement, the parent company of the sellers has guaranteed amounts sold under the factoring program to the purchasers of such accounts receivable. The Intercreditor Agreement also places limitations on prepayments of the Term Loan facility and requires, in certain circumstances, certain capital contributions to Constellium Rolled Products Ravenswood, LLC (see NOTE 19—Borrowings).

The Intercreditor Agreement remains in effect for any seller of receivables until all of the factoring agreements for such seller are terminated.

Deferred Financing Costs

The Group incurs certain financing costs with third parties associated with its factoring arrangements and U.S. Revolving Credit facility. Amortization of these deferred finance costs is included in Finance costs—net in the Consolidated Income Statement.

Costs incurred and amortization recognized throughout the periods presented are shown in the table below.

	Year ended December 31, 2013			Year ended December 31, 2012			Year ended December 31, 2011
(in millions of Euros)	Factoring Arrange- ments	U.S. Revolving Credit Facility	Total	Factoring Arrange- ments	U.S. Revolving Credit facility	Total	Factoring Arrange- ments	U.S. Revolving Credit facility	Total
Financing costs incurred and deferred
Up-front facility arrangement fees	7	3	10	7	3	10	7	2	9
Other direct expenses	7	2	9	7	2	9	7	1	8

Total incurred and deferred	14	5	19	14	5	19	14	3	17

Less: amounts amortized during the year
2013	(3)	(1)	(4)	—	—	—	—	—	—
2012	(3)	(2)	(5)	(3)	(2)	(5)	—	—	—
2011	(3)	(1)	(4)	(3)	(1)	(4)	(3)	(1)	(4)

Deferred financing costs at December 31	5	1	6	8	2	10	11	2	13

Finance Lease Receivables

The Company is the lessor on certain finance leases with third parties for certain of its property, plant and equipment located in Sierre, Switzerland and up to June 2013 in Teningen, Germany. The following table shows the reconciliation of the Group’s gross investments in the leases to the net investment in the leases as at December 31, 2011, 2012 and 2013.

	Year ended December 31, 2013			Year ended December 31, 2012			Year ended December 31, 2011
(in millions of Euros)	Gross investment in the lease	Unearned interest income	Net investment in the lease	Gross investment in the lease	Unearned interest income	Net investment in the lease	Gross investment in the lease	Unearned interest income	Net investment in the lease
Within 1 year	6	(1)	5	8	(2)	6	8	(2)	6
Between 1 and 5 years	22	(2)	20	28	(3)	25	29	(4)	25
Later than 5 years	6	—	6	11	—	11	17	—	17

Total Finance lease receivables	34	(3)	31	47	(5)	42	54	(6)	48

Interest received in the year ended December 31, 2013, totaled €1 million (€2 million for the year ended December 31, 2012, and €2 million for the year ended December 31, 2011).

NOTE 17—CASH AND CASH EQUIVALENTS

(in millions of Euros)	At December 31, 2013	At December 31, 2012
Cash in bank and on hand	232	140
Deposits	1	2

Total Cash and cash equivalents	233	142

As at December 31, 2013, cash in bank and on hand includes a total of €6 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being available for general use by the Group (€5 million as at December 31, 2012).

NOTE 18—SHARE CAPITAL

As at December 31, 2013, authorized share capital consists of 398,500,000 Class A ordinary shares, 1,500,000 Class B ordinary shares and 5 preference shares.

	Number of shares					In millions of Euros
	“A” Shares	“B1” Shares	“B2” Shares	“B” Shares	Preference Shares	Share capital	Share premium
As of January 1, 2011	1,800,000	—	—	—	—	—	—
Redeemed at par on January 4, 2011	(1,800,000)	—	—	—	—	—	—
Issued on January 4, 2011	3,529,500	—	—	—	—	—	93
Issued for MEP[1] on April 12, 2011	148,998	—	82,032	—	—	—	4
Issued for MEP on July 19, 2011	18,699	—	9,652	—	—	—	1

As of December 31, 2011	3,697,197	—	91,684	—	—	—	98

Shares converted during the year ended December 31, 2012	—	13,666	(13,666)	—	—	—	—

As of December 31, 2012	3,697,197	13,666	78,018	—	—	—	98

Shares converted during the six months ended June 30, 2013	—	24,526	(24,526)	—	—	—	—
Share premium distribution (March 28, 2013)(A)	—	—	—	—	—	—	(98)
Preference shares issuance(B)	—	—	—	—	5	—	—
MEP shares cancellation	(15,938)	(2,441)	(12,986)	—	—	—	—
Pro rata share issuance(C)	83,945,965	815,252	923,683	—	—	2	—
Shares conversions(D)	851,003	(851,003)	(964,189)	964,189	—	—	—
IPO primary offering(E)	13,333,333	—	—	—	—	—	154
IPO over-allotment (E)	2,251,306	—	—	—	—	—	25
IPO fees(E)	—	—	—	—	—	—	(17)
Shares converted during the three months ended September 30, 2013	8,949	—	—	(8,949)	—	—	—
Shares converted during the three months ended December 31, 2013	4,903	—	—	(4,903)	—	—	—

As of December 31, 2013	104,076,718	—	—	950,337	5	2	162

As of December 31, 2011—after pro rata share issuance(C)	87,627,224	815,252	1,002,381	—	—	—	—
As of December 31, 2012—after pro rata share issuance(C)	87,627,224	851,003	964,189	—	—	—	—

(A)	On March 13, 2013, the Board of directors approved a distribution to the Company’s shareholders. On March 28, 2013 a distribution was made of €103 million. On May 21, 2013 an interim dividend was paid for €147 million on preference shares.
(B)	On May 16, 2013, the Group issued preference shares to its existing shareholders and repurchased them for no consideration after the dividend payment.
(C)	On May 16, 2013, the Group effected a pro rata share issuance of ordinary shares to the existing shareholders which was implemented through the issuance of 22.8 new ordinary shares to each outstanding

[1]	MEP: Management equity plan.

ordinary shares. This pro rata share issuance has been retroactively effected in the earnings per share calculation as described in NOTE 12—Earnings per share.
(D)	On May 21, 2013, each share A and B1 was converted into one Class A ordinary share and each share B2 was converted into one Class B ordinary share (the “Share Conversions”).
(E)	The Group completed an initial public offering (the “IPO”). For further information on this operation, please refer to NOTE 1–General Information.

According to Dutch law and the articles of association of Constellium N.V., the following characterizations, rights and obligations are attached to the shares:

•	Constellium N.V. shares are divided in two classes: A shares and B shares;

•	Class A ordinary shares can be held by anyone approved by the general meeting of shareholders; and

•	Class B ordinary shares can only be held by (i) German limited partnerships which have entered into an agreement pursuant to a management equity plan, or (ii) the Company itself.

All of the Company’s shares have a stated nominal value of €0.02 per share. All shares attract one vote and none are subject to any vesting restrictions.

The Class A ordinary shares and Class B ordinary shares are entitled to an equal profit allocation.

If the unvested MEP interests are no longer capable of vesting (the vesting conditions being summarized in NOTE 30—Share Equity Plan) and thus the related B shares are not converted into A shares, these B shares will be bought by Constellium N.V. and cancelled.

At December 31, 2013	Class “A” and “B” Shares	%
Free Float	50,526,761	48.11%
Apollo Funds	37,561,475	35.76%
Bpifrance	12,846,969	12.23%
Other(A)	4,091,850	3.90%

Total	105,027,055	100.00%

At December 31, 2012 and December 31, 2011	Class “A” Shares After pro rata share issuance	%	Class “A” Shares prior to pro rata share issuance	Subscription Amount (in millions of U.S. dollars)	Subscription Amount (in millions of Euros)
Apollo Funds	42,847,555	48.90%	1,800,045	64	48
Rio Tinto	32,765,777	37.39%	1,376,505	49	36
Bpifrance	8,401,481	9.59%	352,950	12	9
Other	3,612,411	4.12%	167,697	7	5

Total	87,627,224	100%	3,697,197	132	98

(A)	Of which 10 shares held by an affiliate of Rio Tinto Plc.

NOTE 19—BORROWINGS

	At December 31, 2013			At December 31, 2012
(in millions of Euros)	Effective interest rate	Non- current	Current	Effective interest rate	Non-current	Current
New floating rate term loan facility (due March 2020)(A)
In U.S. Dollar	6,48%	250	2	—	—	—
In Euro	7,33%	72	—	—	—	—
Constellium N.V. and Constellium France SAS
Previous floating rate term loan facility(B)
Constellium N.V.	—	—	—	11.8%	136	2
U.S. Revolving Credit Facility
Constellium Rolled Products Ravenswood, LLC	3,03%	—	18	3.21%	—	16
Others
Other miscellaneous	—	4	2	—	4	—

Total Borrowings	—	326	22	—	140	18

(A)	Represents amounts drawn under the new term loan facility totaling €324 million net of financing costs related to the issuance of the debt totaling to €9 million at December 31, 2013.
(B)	Represents amounts drawn under the previous term loan facility totaling €138 million net of financing costs related to the issuance of the debt totaling €13 million at December 31, 2012. This facility was repaid on March 25, 2013.

New Floating Rate Term Loan Facility

On March 25, 2013, Constellium N.V. entered into a $210 million (equivalent to €152 million at the year-end exchange rate) and €45 million seven-year floating rate term loan facility maturing in March 2020. The proceeds were primarily used to repay the previous variable rate term loan facility entered into on May 25, 2012, which was therefore terminated.

At the same date, Constellium France entered into a $150 million (equivalent to €109 million at the year-end exchange rate) and €30 million seven-year floating rate term loan facility maturing in March 2020.

The term loan is guaranteed by certain of the Group subsidiaries. The term loan facility includes negative, affirmative and financial covenants.

Interest

The interest rate under both U.S. Dollar term loan facilities is the applicable US Dollar interest rate (U.S. Dollar Libor) for the interest period subject to a floor of 1.25% per annum, plus a margin of 4.75% per annum. The interest rate under both Euro term loan facilities is the applicable Euro interest rate (Euribor) for the interest period subject to a floor of 1.25% per annum, plus a margin of 5.25% per annum.

Foreign Exchange Exposure

It is the policy of Constellium to hedge all non-functional currency loans and deposits. In line with this policy, the U.S. Dollar loans were hedged through cross-currency interest rate swaps and rolling foreign exchange forwards. The notional of the cross-currency interest rate swaps amounts to $308 million on December 31, 2013. The cross-currency swaps have a negative fair value of €26 million at December 31, 2013

(€15 million at December 31, 2012). Changes in the fair value of hedges related to this translation exposure are recognized within financial costs in the consolidated income statement.

Financing Cost

A $2 million (equivalent to €1 million at the issue date of the Term Loan) and €1 million original issue discount (OID) were deducted from the term loan. Constellium N.V. received a net amount of $209 million (€162 million at the issue date of the Term Loan) and €45 million. Constellium France received a net amount of $149 million (€115 million at the issue date of the term loan) and €30 million. In addition, the Group incurred debt fees of €8 million. Debt fees and OID are integrated into the effective interest rate of the term loan. Interest expenses are included in finance costs.

Covenants

The term loan contained customary terms and conditions, including amongst other things, negative covenants limiting the Group’s ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

In addition, the term loan required the Group to maintain a ratio of consolidated secured net debt to EBITDA (as defined in the Term Loan agreement). The Group was in compliance with all applicable covenants as of and for the year ended December 31, 2013.

Previous Floating Rate Term Loan Facility

On May 25, 2012, Constellium entered into a $200 million (equivalent to €151 million at the 2012 year end exchange rate) six-year floating rate term loan facility maturing in May 2018. The proceeds were primarily used to repay the Variable rate term loan facility provided by Apollo Omega and Bpifrance on January 4, 2011, which was therefore terminated.

The term loan was guaranteed by certain of the Group subsidiaries. The term loan facility includes negative, affirmative and financial covenants.

Interest

The interest rate under the term loan facility is the applicable U.S. Dollar interest rate (U.S. Dollar LIBOR) for the interest period subject to a floor of 1.25% per annum, plus a margin of 8% per annum.

Cross-currency Interest Rate Swap

Constellium entered into a cross-currency interest rate swap to hedge the term loan which converted a $200 million notional and floating USD interest (being the aggregate of the greater of 3-month USD-LIBOR and a floor of 1.25% plus a spread of 8%) into a €162 million notional with floating EUR-interest (being the aggregate of the greater of a 3-month Euribor and a floor of 1.25% plus a spread of 8.64%).

On December 31, 2012, the notional of this cross-currency interest rate swap decreased to an amount of $149 million. The remaining balance of the term loan was hedged by simple rolling foreign exchange forwards.

Financing Cost

A $6 million (equivalent to €5 million at the issue date of the term loan) original issue discount (OID) was deducted from the term loan. Constellium N.V. received a net amount of $194 million (€154 million at the issue date of the term loan). In addition, the Group incurred debt fees of €10 million. Debt fees and OID were integrated in the effective interest rate of the term loan. Interest expenses were included in finance costs.

Covenants

The term loan contains customary terms and conditions, including amongst other things, negative covenants limiting the Group’s ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

In addition, the term loan requires the Group to maintain a ratio of consolidated secured net debt to EBITDA (as defined in the Term Loan agreement). The Group was in compliance with all applicable covenants as of and for the year ended December 31, 2012.

This term loan was repaid in full on March 25, 2013. All unamortized exit fees and arrangement fees relating to this term loan were recognized as financial expenses for €8 million and €13 million respectively during the year ended December 31, 2013.

U.S. Revolving Credit Facility

On May 25, 2012, Constellium Holdco II B.V., Constellium Holdings I, LLC and Constellium Rolled Products Ravenswood, LLC subsidiaries of Constellium N.V. entered into a $100 million (equivalent to €76 million at the period closing end rate), five-year secured asset-based variable rate revolving credit facility and letter of credit facility (“the ABL facility”). The proceeds from this ABL facility were used to repay amounts owed under the previous ABL facility entered into by Constellium Rolled Product Ravenswood, LLC on January 4, 2011.

Certain assets of the Borrower have been pledged as collateral for the ABL Facility.

At December 31, 2013, the Group has utilized the letter of credit for about $1 million (nothing at the year ended December 31, 2012; at the year ended December 31, 2011: $12 million, equivalent to €9 million at the 2011 year-end exchange rate). A fronting fee of 0.125% per annum of the face amount of each letter of credit is expensed as incurred and payable in arrears on the last day of each calendar quarter after the letter of credit issuance.

At December 31, 2013, the Group had $40 million (equivalent to €29 million at the year closing end rate) of unused borrowing availability under the U.S. Revolving Credit Facility (at December 31, 2012: $66 million, equivalent to €50 million at the year closing end rate).

Interest

Under the ABL Facility, interest charged is dependent upon the type of loan as follows:

(a) Base Rate Loans will bear interest at an annual rate equal to the sum of an applicable margin comprised between 0.5% and 1.0% of the base rate, which is the greater of: (i) the prime rate in effect on any given day; (ii) the federal funds rate in effect on any given day plus 0.5% and (iii) the British Banker Association LIBOR Rate (U.S. Dollar LIBOR);

(b) Eurodollar Rate Loans will bear interest at an annual rate equal to the sum of the Eurodollar Rate (essentially U.S. Dollar LIBOR) plus the applicable margin comprised between 1.5% and 2.0%;

Financing Costs

•	Former ABL Facility

During the year ended December 31, 2011, the Group incurred non-refundable, up-front fees of €2 million and other ABL facility related expenses of €1 million (totaling €3 million). At December 31, 2011, these fees were included in Deferred financing costs—non-current (included in Trade receivables and other). They were fully amortized as interest expense in 2012, included in Finance costs—net.

•	New ABL Facility

During the year ended December 31, 2012, the Group incurred ABL facility related expenses of €3 million, included in Deferred financing costs—non-current (included in Trade receivables and other) in the Consolidated Statement of Financial Position at December 31, 2012. Such fees are being amortized as interest expense included in Finance costs—net.

Covenants and Restrictions

•	Former ABL Facility

The former ABL Facility included customary affirmative and negative covenants including covenants with respect to the Group’s financial statements, litigation and other reporting requirements, insurance, payments of taxes, and employee benefits.

Additionally, the former ABL Facility included customary negative covenants including limitations on the ability of the ABL Borrower and its immediate parent to make certain restricted payments, incur additional indebtedness, sell certain assets, enter into sale and leaseback transactions, make investments, pay dividends and distributions, engage in mergers, amalgamations or consolidations, engage in certain transactions with affiliates, or prepay certain indebtedness.

Under the former ABL Facility, Constellium Rolled Products Ravenswood, LLC was required to restrict its cumulative cash outflows (defined as EBITDA plus or minus certain cash adjustments). For the period from January 1, 2011, through December 31, 2011, Constellium Rolled Products Ravenswood, LLC was not in compliance with this covenant.

In February 2012, Constellium Rolled Products Ravenswood, LLC and the lenders agreed to a waiver in respect of the specific default.

•	New ABL facility

This facility contains a minimum availability covenant that requires Constellium Rolled Products Ravenswood, LLC to maintain excess availability of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments. It also contains customary events of default.

Constellium Rolled Products Ravenswood, LLC was in compliance with all applicable covenants as of December 31, 2013.

Currency Concentration

The composition of the carrying amounts of total non-current and current borrowings due to third and related parties (net of unamortized debt financing costs) in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At December 31, 2013	At December 31, 2012
U.S. Dollar	270	153
Euro	78	5

Total borrowings net of unamortized debt financing costs	348	158

NOTE 20—TRADE PAYABLES AND OTHER

Trade payables and other are comprised of the following:

	At December 31, 2013		At December 31, 2012
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables
Third parties	—	411	—	397
Related parties	—	58	—	85

Total Trade payables	—	469	—	482

Other payables	1	32	1	18
Employees’ entitlements	16	119	5	144
Deferred revenue	18	13	20	10
Taxes payable other than income tax	—	13	—	2

Total Other	35	177	26	174

Total Trade payables and Other	35	646	26	656

NOTE 21—PENSION AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

For the years ended December 31, 2013 and 2012, actuarial valuation were performed with the support of an independent expert and are reflected in the consolidation financial statements as described in Note 2.5—Principles governing the preparation of the consolidated financial statement.

Implementation of IAS 19 Revised

See NOTE 2.2—Application of new and revised International Financial Reporting Standards (IFRS) and NOTE 32—Implementation of IAS 19 Revised.

Description of the Plans

The Group operates a number of pensions, other post-employment benefits and other long-term employee benefit plans. Some of these plans are defined contribution plans and some are defined benefit plans, with assets held in separate trustee-administered funds. Benefits paid through pension trusts are sufficiently funded to ensure the payment of benefits to retirees when they become due.

Pension Plans

Constellium’s pension obligations are in the U.S., Switzerland, Germany, and France. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement and are periodically adjusted for cost of living increases, either by company practice, collective agreement or statutory requirement.

Other Post-employment Benefits (OPEB)

The Group provides health care and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents, mainly in the U.S. Eligibility for coverage is dependent upon certain age and service criteria. These benefit plans are unfunded.

Other Long-term Employee Benefits

Other long term employee benefits include jubilees in France and Switzerland, other long-term disability benefits in the U.S. and medical care in France.

Description of Risks

Our pension plan assets consist primarily of funds invested in listed stocks and bonds. Our estimates of liabilities and expenses for pensions and other post-employment benefits incorporate a number of assumptions, including discount rate, longevity estimate and inflation rate.

The defined benefit plans expose the Group to actuarial risks such as: investment risk, interest rate risk, longevity risk and change in law governing the employee benefit obligations.

Investment Risk

The present value of funded defined benefit obligations is calculating using a discount rate determined by reference to high quality corporate bond yields. If the return on plan asset is below this rate, it will increase the plan deficit.

Interest Risk

A decrease in the discount rate will increase the defined benefit obligation. As at December 31, 2013, impacts of the change on the defined benefit obligation of a 0.50% increase / decrease in the discount rates are calculated by using a proxy based on the duration of each scheme, as follows:

(in millions of Euros)	0.5% increase in discount rates	0.5% decrease in discount rates
France	(6)	7
Germany	(8)	8
Switzerland	(9)	10
United States	(18)	19

Total sensitivity on Defined benefit obligations	(41)	44

Longevity Risk

The present value of the defined-benefit obligation is calculated by reference to the best estimate of the mortality of plan participants. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Main Events of the Year (related impact being recorded in Other gains/(losses)—Net, see NOTE 8)

•	In 2012 and 2013 the Group implemented certain plan amendments that had the effect of reducing benefits for the participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan. These amendments resulted in the immediate recognition of negative past service cost of €11 million in 2013 and of €58 million in 2012 (See NOTE 32—Implementation of IAS 19 Revised);

•	Swiss pension plan settlement: during the first quarter of 2012, the Group withdrew from the foundation which administered its employee benefit plans in Switzerland and joined a commercial multi-employer foundation. This change led to a partial liquidation which triggered a settlement. Consequently, related assets and liabilities were transferred to the new foundation and employees’ benefits were also adjusted. The settlement resulted in an €8 million loss.

Actuarial Assumptions:

	Year ended December 31, 2013				Year ended December 31, 2012
	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Inflation	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Inflation
Switzerland	1.75%	—	2.35%	1.25%	2.00%	—	1.95%	1.25%
U.S.	3.80%	—	—	—	3.80%	—	—	—
Hourly pension	—	—	4.95%	—	—	1.10%	4.15%	—
Salaried pension	—	—	5.15%	—	—	—	4.35%	—
OPEB(A)	—	—	4.85%	—	—	—	4.05%	—
France	2.00%	2.00%	3.50%	2.00%	2.50%	2.00%	3.20%	2.00%
Germany	2.75%	2.10%	3.50%	2.10%	2.75%	2.10%	3.20%	2.10%

	Year ended December 31, 2011
	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Inflation
Switzerland	2.00%	—	2.35%	—
U.S.	3.80%	—	—	—
Hourly pension	—	2.30%	4.95%	—
Salaried pension	—	—	5.05%	—
OPEB(A)	—	—	4.95%	—
France	2.00%	2.10%	4.50%	2.00%
Germany	2.75%	2.10%	4.50%	2.00%

(A)	Other main financial assumptions used for the OPEB (healthcare plans, which are predominantly in the U.S.), were:
•	medical trend rate: pre 65: 7.50% starting in 2014 reducing to 5.00% by the year 2022 and post 65: 6.50% starting in 2014 grading down to 5.00% by 2022, and
•	claims costs based on individual company experience.

For both pension and healthcare plans, the post-employment mortality assumptions allow for future improvements in life expectancy.

Amounts Recognized in the Consolidated Statement of Financial Position

	At December 31, 2013			At December 31, 2012 Restated
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Present value of funded obligation	(485)	—	(485)	(533)	—	(533)
Fair value of plan assets	277	—	277	267	—	267

Deficit of funded plans	(208)	—	(208)	(266)	—	(266)
Present value of unfunded obligation	(104)	(195)	(299)	(111)	(234)	(345)

Net liability arising from defined benefit obligations	(312)	(195)	(507)	(377)	(234)	(611)

Movements in the Present Value of the Defined Benefit Obligations

(in millions of Euros)	Year ended December 31, 2013	Year ended December 31, 2012 Restated
Defined Benefit Obligations at beginning of year	(878)	(865)
Net decrease in liabilities from disposals	4	—
Current service cost	(20)	(20)
Interest cost	(28)	(35)
Actual plan participants’ contributions	(5)	(5)
Past service cost	11	56
Settlements	—	20
Immediate recognition of gains/(losses) arising over the year	1	—
Actual benefits paid out	46	46
Remeasurement due to changes in demographic assumptions	(2)	(10)
Remeasurement due to changes in financial assumption	61	(74)
Experience gains	4	3
Exchange rate gain / (loss)	19	6
Classified as held for sale	3	—

Defined Benefit Obligations at end of year	(784)	(878)

Of which:
Funded	(485)	(533)
Unfunded	(299)	(345)

Movements in the Fair Value of Plan Assets

(in millions of Euros)	Year ended December 31, 2013	Year ended December 31, 2012 Restated
Plan assets at beginning of year	267	287
Remeasurement return on plan assets	9	—
Interests income	8	9
Actual employer contributions	43	40
Actual plan participants’ contributions	5	5
Actual benefits paid out	(46)	(46)
Actual administrative expenses paid	(1)	—
Settlements	—	(28)
Exchange rate (loss) / gain	(8)	—

Fair value of plan assets at end of year	277	267

Variation of the Net Pension Liabilities

	At December 31, 2013			At December 31, 2012 Restated
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Net (liability) recognized at beginning of year	(377)	(234)	(611)	(307)	(271)	(578)
Total amounts recognized in the Consolidated Income Statement	(28)	(1)	(29)	(36)	38	2
Total amounts recognized in the SoCI	56	16	72	(61)	(19)	(80)
Actual employer contributions	27	16	43	26	14	40
Exchange rate gains / (loss)	3	8	11	1	4	5
Net decrease from disposals	4	—	4	—	—	—
Classified as held for sale	3	—	3	—	—	—

Net (liability) recognized at end of year	(312)	(195)	(507)	(377)	(234)	(611)

Amounts Recognized in the Consolidated Income Statement

	Year ended December 31, 2013			Year ended December 31, 2012 Restated			Year ended December 31, 2011 Restated
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Service cost
Current service cost	(15)	(5)	(20)	(15)	(5)	(20)	(17)	(4)	(21)
Past service cost	—	11	11	20	55	75	—	—	—
(Losses) arising from plan settlements	—	—	—	(28)	—	(28)	—	—	—
Net interests	(12)	(8)	(20)	(13)	(13)	(26)	(13)	(12)	(25)
Immediate recognition of gains arising over the period	—	1	1	—	1	1	—	1	1
Administrative expense	(1)	—	(1)	—	—	—	2	—	2

Total (costs) / income recognized in the Consolidated Income Statement	(28)	(1)	(29)	(36)	38	2	(28)	(15)	(43)

The expenses shown in this table are included as employee costs in the Consolidated Income Statement within employee benefit expense and in Other gains/(losses)—net (See NOTE 7—Employee Benefit Expenses and NOTE 8—Other Gains / (Losses)—Net).

Analysis of Amounts Recognized in the Consolidated Statement of Comprehensive Income (SoCI)

	At December 31, 2013			At December 31, 2012 Restated
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Cumulative amount of losses recognized in the SoCI at beginning of year	83	20	103	22	1	23
Liability losses due to changes in assumptions	1	1	2	60	24	84
Liability (gains) due to changes in financial assumptions	(44)	(16)	(60)	—	—	—
Liability experience (gains) / losses arising during the year	(4)	—	(4)	2	(5)	(3)
Asset (gains) arising during the year	(9)	—	(9)	—	—	—
Exchange rate (gains)	—	(1)	(1)	(1)	—	(1)

Total (gains) / losses recognized in SoCI	(56)	(16)	(72)	61	19	80

Cumulative amount of losses recognized in the SoCI at end of year	27	4	31	83	20	103

Defined Benefit Obligations by Countries

(in millions of Euros)	At December 31, 2013	At December 31, 2012 Restated
France	(111)	(119)
Germany	(127)	(136)
Switzerland	(185)	(205)
U.S.	(361)	(418)

Defined Benefit Obligations	(784)	(878)

Value of Plan Assets at Year End by Major Classes of Assets

The following table shows the fair value of plans’ assets classified under the appropriate level of the fair value hierarchy:

	At December 31, 2013			At December 31, 2012 Restated
(in millions of Euros)	U.S.	Switzerland	Total	U.S.	Switzerland	Total
Equities	65	34	99	62	32	94
Bonds	60	65	125	57	62	119
Property	4	15	19	4	16	20
Other	1	33	34	3	31	34

Total fair value of plan assets	130	147	277	126	141	267

The actual return on plan assets was €17 million in 2013 (€9 million in 2012).

	At December 31, 2013				At December 31, 2012 Restated
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Equity	69	30	—	99	66	28	—	94
Bonds
Government bonds	—	4	—	4	—	—	—	—
Corporate bonds	68	53	—	121	70	50	—	120
Other investments
Real estate	19	—	—	19	20	—	—	20
Hedge fund	12	—	—	12	12	—	—	12
Insurance contracts	—	1	—	1	—	1	—	1
Other	—	2	19	21	—	1	19	20

Total	168	90	19	277	168	80	19	267

Cash Flows

Contributions to Plans

Contributions to pension plans totaled €27 million for the year ended December 31, 2013 (€26 million for the year ended December 31, 2012).

Contributions to other benefits totaled €16 million for the year ended December 31, 2013 (€14 million for the year ended December 31, 2012).

Expected contributions to pension for the year ending December 31, 2014 is €33 million and other post-employment benefits (healthcare obligations) is €14 million.

Benefit Payments

Benefit payments expected to be paid to pension, other post-employment benefit plans’ participants and other benefits, are as follows:

(in millions of Euros)	Estimated benefits payments
Year ended December 31,
2014	42
2015	44
2016	44
2017	45
2018 to 2023	301

Total	476

OPEB Amendments

During the third quarter of 2012, the Group implemented certain plan amendments that had the effect of reducing benefits of the participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan. In February 2013, five Constellium retirees and the United Steelworkers union filed a class action lawsuit against Constellium Rolled Products Ravenswood, LLC in a federal district court in West Virginia, alleging that Constellium Rolled Products Ravenswood, LLC improperly modified retiree health benefits. The Group believes that these claims are unfounded, and that Constellium Rolled Products Ravenswood, LLC had a legal and contractual right to make the applicable modification.

NOTE 22—PROVISIONS

(in millions of Euros)	Close down, environmental and restoration costs	Restructuring costs	Legal claims, tax and other costs	Total
At January 1, 2013	56	19	47	122
Additional provisions	1	3	13	17
Amounts used	(1)	(10)	(9)	(20)
Unused amounts reversed	(6)	(2)	(6)	(14)
Others	(1)	—	—	(1)
Unwinding of discounts	(1)	—	—	(1)

At December 31, 2013	48	10	45	103

Current	3	5	30	38
Non-current	45	5	15	65

Total Provisions	48	10	45	103

At January 1, 2012	55	25	48	128
Additional provisions	1	20	16	37
Amounts used	(2)	(26)	(3)	(31)
Unused amounts reversed	(1)	(2)	(14)	(17)
Others	—	2	—	2
Unwinding of discounts	3	—	—	3

At December 31, 2012	56	19	47	122

Current	3	14	16	33
Non-current	53	5	31	89

Total Provisions	56	19	47	122

Close Down, Environmental and Restoration Costs

The Group records provisions for the estimated present value of the costs of its environmental clean-up obligations and close down and restoration efforts based on the net present value of estimated future costs of the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas, using an average discount rate of 2.3%. A change in the discount rate of 0.50% would impact the provision by €1.8 million.

It is expected that these provisions will be settled over the next 40 years depending on the nature of the disturbance and the technical remediation plans.

Restructuring Costs

The Group records provisions for restructuring costs when management has a detailed formal plan, is demonstrably committed to its execution and can reasonably estimate the associated liabilities. The related expenses are included in Restructuring costs in the Consolidated Income Statement.

The net increase in restructuring provisions amounted to €1 million in 2013. In 2012 this net increase amounted to €18 million and mainly related to operations in France for €9 million, €8 million in Switzerland and €1 million in Germany. The Group expensed €8 million related to restructuring operations during the year ended December 31, 2013 (2012: €25 million).

Legal Claims and other Costs

(in millions of Euros)	At December 31, 2013	At December 31, 2012
Maintenance and customers related provisions(A)	18	21
Litigation(B)	17	9
Disease claims(C)	6	7
Other	4	10

Total Provisions for legal claims and other costs	45	47

(A)	These provisions include €7 million (€13 million in 2012 and €15 million in 2011) related to general equipment maintenance, mainly linked to the Group’s leases. These provisions also include €3 million (€3 million in 2012 and €8 million in 2011) related to product warranties and guarantees and €6 million (€5 million in 2012 and €4 million in 2011) related to late delivery penalties. These provisions are expected to be utilized in the next five years.
(B)	The Group is involved in litigation and other proceedings, such as civil, commercial and tax proceedings, incidental to normal operations. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results, financial position, or cash flows of the Group.
(C)	Since the early 1990s, certain activities of the Group’s businesses have been subject to claims and lawsuits in France relating to occupational diseases, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for acquiring such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. The number of claims filed for asbestos exposure for the period from 1998 to 2010 is 163, 10 in 2011, 1 in 2012 and 8 in 2013. As at December 31, 2013, 10 cases in which gross negligence is alleged (“faute inexcusable”) remain outstanding, the average amount per claim being €0.3 million. The average settlement amount per claim in 2013 and 2012 was below €0.1 million. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results from continuing operations of the Group.

NOTE 23—FINANCIAL RISK MANAGEMENT

The Group’s financial risk management strategy focuses on minimizing the cost and cash flow impacts of volatility in foreign currency exchange rates, metal prices and interest rates, while maintaining the financial flexibility the Group requires in order to successfully execute the Group’s business strategies.

Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (1) market risk (including foreign exchange risk, commodity price risk and interest rate risk); (2) credit risk and (3) liquidity and capital management risk.

23.1. Market Risk

(i) Foreign Exchange Risk

Net assets, earnings and cash flows are influenced by multiple currencies due to the geographic diversity of sales and the countries in which the Group operates. The Euro and the U.S. dollar are the currencies in which the majority of sales are denominated. Operating costs are influenced by the currencies of those countries where Constellium’s operating plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Euro and U.S. dollar are the most important currencies influencing operating costs.

The policy of the Group is to hedge committed and highly probable forecasted foreign currency operational transactions. The Group uses both forwards and combinations of zero cost collars.

In June 2011, the Group entered into a multiple-year frame agreement with a major customer for the sale of fabricated metal products in U.S. Dollars. In line with its hedging policy, the Group entered into significant foreign exchange derivative transactions to forward sell U.S. dollars versus the euro following the signing of the multiple-year frame agreement to match these future sales.

As at December 31, 2013, our largest derivative transactions related to this contract.

The notional principal amounts of the outstanding foreign exchange contracts at December 31, 2013—with maturities ranging between 2014 and 2018—were as follows:

Currency	Forward Exchange contracts in currency millions	Foreign Exchange Swap contracts in currency millions
CHF	27	(45)
CZK	671	339
EUR	453	91
GBP	(7)	—
JPY	(1,166)	(471)
SGD	—	7
USD	(662)	(93)

Hedge accounting is not applied and therefore the mark-to-market impact is recorded in Other gains/(losses)—net.

In the year ended December 31, 2012, the impact of the Group’s hedging strategy in relation to foreign currency led to unrealized gains on derivatives of €35 million which related primarily to the exposure on the multiple year sale agreement for fabricated products in U.S. dollars by a euro functional subsidiary of the group. In the year ended December 31, 2013, the impact of these derivatives was an unrealized gain of €21 million as the U.S. dollar weakened against the euro in the second half of 2013. The offsetting loss related to the forecasted sales are not visible due to the sales not yet being recorded in the books of the Group.

As the U.S. dollar appreciates against the euro, the derivative contracts entered into with financial institutions have a negative mark-to-market. Our financial derivative counterparties require margin should our mark-to-market exceed a pre-agreed contractual limit. In order to protect from the potential margin calls for significant market movements, the Group holds a significant liquidity buffer in cash or in availability under its various borrowing facilities, enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis for adverse movements in the U.S. dollar versus the euro.

At year-end 2013, the margin requirement related to foreign exchange hedges amounted to €11 million, comprising of €11 million of fixed margin and €0 million of variable margin (as of December 31, 2012, the total posted was €15 million).

The largest margin posted in 2013 related to foreign exchange derivatives was €20 million on January 3, 2013.

During 2012, the Group has decided to limit the liquidity risk arising from potential margin calls on operational hedges by entering into a portfolio of foreign exchange zero cost collars (combinations of bought calls and sold puts). As of December 31, 2013, the Group still had $398 million of these collars (as of December 31, 2012: $647 million), with maturities ranging between 2014 and 2017.

Borrowings are principally in U.S. dollars and euros (see Note 19—Borrowings). It is the policy of the Group to hedge all foreign currency debt and cash. The Group entered into cross currency interest rate swaps to hedge the foreign exchange and interest rate risk inherent in our financing. As of December 31, 2013, the notional outstanding on the cross currency basis swaps was $308 million (€243 million). The unrealized loss related to the economic hedges of the USD loans amounted to €11 million during the year ended December 31, 2013.

Foreign Exchange Sensitivity: Risks Associated with Exposure to Financial Instruments

A 10% weakening in the December 31, 2013, closing Euro exchange rate on the value of financial instruments held by the Group at December 31, 2013, would have decreased earnings (before tax effect) as shown in the table below:

At December 31, 2013 (in millions of Euros)	Sensitivity impact
Cash and cash equivalents and restricted cash	3
Trade receivables	18
Trade payables	(12)
Borrowings	(31)
Metal derivatives (net)	(1)
Foreign exchange derivatives (net)	(52)
Cross currency swaps	28

Total	(47)

The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.

A 10% change in the closing Euro exchange rate against currencies other than U.S. dollar does not have a material impact on earnings.

(ii) Commodity Price Risk

The Group is subject to the effects of market fluctuations in the price of aluminum, which is the Group’s primary metal input and a significant component of its output. The Group is also exposed to silver, copper and natural gas in a less significant way. The Group has entered into derivatives contracts to manage these risks and carries those instruments at their fair values on the Consolidated Statement of Financial Position.

As of December 31, 2013, the notional principle amount of aluminum derivatives outstanding was 129,350 tons (approximately $247 million)—113,000 tons at December 31, 2012, (approximately $230 million)—with maturities ranging from 2014 to 2016, copper derivatives outstanding was 4,200 tons (approximately $33 million)—700 tons at December 31, 2012 (approximately $6 million)—with maturities ranging from 2014 to 2016, silver derivatives 261,785 ounces (approximately $6 million)—260,000 ounces at December 31, 2012 (approximately $7 million)—with maturities ranging from 2014 to 2015, and 900,000 MMBtu of natural gas futures (approximately $3 million)—1,650,000 MMBtu at December 31, 2012 (approximately $5 million) with maturities in 2014.

The value of the contracts will fluctuate due to changes in market prices but is intended to help protect the Group’s margin on future conversion and fabrication activities. At December 31, 2013, these contracts are directly with external counterparties.

When the Group is unable to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, it enters into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. Therefore, the Group has purchased fixed price aluminum forwards to offset the exposure of LME volatility on its fixed price sales agreements for the supply of metal. The Group does not apply hedge accounting and therefore any mark-to-market movements are recognized in Other gains/(losses)—net.

In the year ended December 31, 2012, €25 million of unrealized gains were recorded in relation to LME futures due to a rise in the LME price of aluminum. In the year ended December 31, 2013, €7 million of unrealized losses were recorded in relation to LME futures due to a decline in the LME price of aluminum, with the revaluation of the underlying transaction continuing to be off balance sheet as the sales had not yet been invoiced and recognized as revenue.

As the LME price for aluminum falls, the derivative contracts entered into with financial institution counterparties have a negative mark-to-market. The Group’s financial institution counterparties may require margin calls should the negative mark-to-market exceed a pre-agreed contractual limit. In order to protect from the potential margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis for adverse movements in aluminum prices.

As of December 31, 2013, the margin requirement related to aluminum hedges was zero (as of December 31, 2012, margin posted on aluminum hedges was also zero).

Throughout the year 2013, there were no margins posted related to aluminum hedges.

Commodity Price Sensitivity: Risks Associated with Derivatives

Since none of the Group’s derivatives are designated for hedge accounting treatment, the net impact on earnings and equity of a 10% increase or decrease in the market price of aluminum, based on the aluminum derivatives held by the Group at December 31, 2013 (before tax effect), with all other variables held constant was estimated to €17 million gains or losses (€19 million at December 31, 2012). The balances of such financial instruments may change in future periods however, and therefore the amounts shown may not be indicative of future results.

(iii) Interest Rate Risk

Interest rate risk refers to the risk that the value of financial instruments held by the Group and that are subject to variable rates will fluctuate, or the cash flows associated with such instruments will be impacted due to changes in market interest rates. The Group’s interest rate risk arises principally from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash and cash equivalents deposits (including short-term investments) earning interest at variable interest rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. Management believe that floating interest rates are advantageous as a significant portion of Constellium’s funding requirements is working-capital related and all excess cash is invested in very short term deposits. As of December 31, 2013, substantially all of the Group’s gross debt balance was subject to floating interest rates.

Interest Rate Sensitivity: Risks Associated with Variable-rate Financial Instruments

The impact (before tax effect) on profit (loss) for the period of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by the Group at December 31, 2013, with all other variables held constant, was estimated to be less than €1 million for the periods ended December 31, 2013 and December 31, 2012. The balances of such financial instruments may not remain constant in future periods however, and therefore the amounts shown may not be indicative of future results.

23.2. Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of cash-in-bank, cash deposits and the mark-to-market on derivative transactions and from customer trade receivables arising from Constellium’s operating activities. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial asset as described in NOTE 24—Financial Instruments. The Group does not generally hold any collateral as security.

Credit Risk Related to Deposits with Financial Institutions

Credit risk with financial institutions is managed by the Group’s Treasury department in accordance with a Board approved policy. Constellium management is not aware of any significant risks associated with financial institutions as a result of cash and cash equivalents deposits (including short-term investments) and financial derivative transactions.

The number of financial counterparties is tabulated below showing our exposure to the counterparty by rating type (ratings from Moody’s Investor Services).

	At December 31, 2013		At December 31, 2012
(in millions of Euros)	Number of financial counterparties(A)	Exposure (in millions of Euros)	Number of financial counterparties(A)	Exposure (in millions of Euros)
Rated Aa or better	2	16	4	11
Rated A	7	222	11	145
Rated Baa	1	1	1	—

Total	10	239	16	156

(A)	Financial Counterparties for which the Group’s exposure is below €250k have been excluded from the analysis.

Credit Risks Related to Customer Trade Receivables

The Group has a diverse customer base geographically and by industry. The responsibility for customer credit risk management rests with Constellium management. Payment terms vary and are set in accordance with practices in the different geographies and end-markets served. Credit limits are typically established based on internal or external rating criteria, which take into account such factors as the financial condition of the customers, their credit history and the risk associated with their industry segment. Trade accounts receivable are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Constellium management on a regular basis. Over 80% of the Group’s trade account receivables are insured by insurance companies rated A32 or better. In situations where collection risk is considered to be

[2]	Rating from Moody’s Investor Services.

above acceptable levels, risk is mitigated through the use of advance payments, bank guarantees or letters of credit. Historically we have a very low level of customer default as a result of long history of dealing with our customer base and an active credit monitoring function.

See NOTE 16—Trade Receivables and Other for the aging of trade receivables.

23.3. Liquidity and Capital Risk Management

The Group’s capital structure includes shareholder’s equity, borrowings from related parties and various third-party financing arrangements. Constellium’s total capital is defined as total equity plus net debt. Net debt includes borrowings due to third parties less cash and cash equivalents.

Constellium’s overriding objectives when managing capital are to safeguard the business as a going concern, to maximize returns for its owners and to maintain an optimal capital structure in order to minimize the weighted cost of capital.

All activities around cash funding, borrowings and financial instruments are centralized within Constellium’s Treasury department. Direct external funding or transactions with banks at the operating plant entity level are generally not permitted, and exceptions must be approved by Constellium’s Treasury department.

The liquidity requirements of the overall Company are funded by drawing on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury.

The contractual agreements that the Group has with derivative financial counterparties required the posting of collateral once a certain threshold has been reached. In order to protect the Group from the potential margin calls for significant market movements, the Group holds a significant liquidity buffer in cash or availability under its various borrowing facilities, enters into derivatives with a large number of financial counterparties, entered into a series of zero cost collars (see section 23.1 (i)) and monitors margin requirements on a daily basis for adverse movements in the U.S. dollar versus the euro and in aluminum prices.

The table below shows undiscounted contractual values by relevant maturity groupings based on the remaining period from December 31, 2013, and December 31, 2012, to the contractual maturity date.

	At December 31, 2013			At December 31, 2012
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Over 5 years	Less than 1 year	Between 1 and 5 years	Over 5 years
Financial liabilities:
Borrowings(A)	41	94	341	32	61	149
Cross currency interest rate swaps	6	21	—	1	12	—
Net cash flows from derivatives liabilities related to currencies and metal(B)	18	9	—	23	17	—
Trade payables and other (excludes deferred revenue)	633	17	—	645	7	—

	698	141	341	701	97	149

(A)	Borrowings include the U.S. Revolving Credit Facility which is considered short-term in nature and is included in the category “Less than 1 year” and undiscounted forecasted interests on the Term Loan.
(B)	Foreign exchange options have not been included as they are not in the money.

Derivative Financial Instruments

The Group enters into derivative contracts to manage operating exposure to fluctuations in foreign currency, aluminum, copper, silver and natural gas prices. The tables below show the undiscounted contractual values and terms of derivative instruments.

	At December 31, 2013			At December 31, 2012
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Total	Less than 1 year	Between 1 and 5 years	Total
Assets—Derivative Contracts
Aluminum future contracts	1	—	1	6	—	6
Silver future contracts	—	—	—	1	—	1
Currency derivative contracts	12	7	19	13	5	18

Total	13	7	20	20	5	25

Liabilities—Derivative Contracts(A)
Aluminum future contracts	8	2	10	7	1	8
Copper future contracts	—	2	2	—	—	—
Silver and natural gas future contracts	—	—	—	—	—	—
Currency derivative contracts	10	5	15	16	16	32
Cross currency interest rate swaps	6	21	27	1	12	13

Total	24	30	54	24	29	53

(A)	Foreign exchange options have not been included as they are not in the money.

NOTE 24—FINANCIAL INSTRUMENTS

The tables below show the classification of financial assets and liabilities, which includes all third and related party amounts.

Financial Assets and Liabilities by Categories

		At December 31, 2013			At December 31, 2012
(in millions of Euros)	Notes	Loans and receivables	At Fair Value through Profit and loss	Total	Loans and receivables	At Fair Value through Profit and loss	Total
Cash and cash equivalents	17	233	—	233	142	—	142
Trade receivables and Finance Lease receivables	16	394	—	394	428	—	428
Other financial assets(A)		11	21	32	15	29	44

Total financial assets		638	21	659	585	29	614

Trade payables	20	469	—	469	482	—	482
Borrowings	19	348	—	348	158	—	158
Other financial liabilities(A)		—	60	60	—	70	70

Total financial liabilities		817	60	877	640	70	710

(A)	Other financial assets and Other financial liabilities are comprised of derivatives not designated as hedges and also as margin calls:

	At December 31, 2013			At December 31, 2012
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives (third parties)	7	14	21	10	19	29
Margin calls	—	11	11	—	15	15

Other financial assets	7	25	32	10	34	44

Derivatives (third parties)	36	24	60	46	24	70

Other financial liabilities	36	24	60	46	24	70

Fair Values

All the derivatives are presented at fair value in the balance sheet.

The carrying value of the Group’s borrowings approximates their fair value.

The fair values of other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

Margin Calls

Constellium Finance SAS and Constellium Switzerland AG entered into agreements with some financial institutions in order to define applicable rules with regards to the setting-up of derivative trading accounts. On a daily or weekly basis (depending on the arrangement with each financial institution) all open currency or metal derivative contracts are revalued to the current market price. When the change in fair value reaches a certain threshold (positive or negative), a margin call occurs resulting in the Group making or receiving back a cash payment to/from the financial institution.

At December 31, 2013, the Group made cash deposits related to margin calls for a total amount of €11 million (€15 million at December 31, 2012).

Valuation Hierarchy

The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on quoted prices (unadjusted) in active markets for identical financial instruments, it includes aluminum futures that are trade on the LME;

•	Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices), it includes foreign exchange derivatives. The method used to calculate the fair value mainly consists on discounted cash flow; and

•	Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At December 31, 2013 (in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	1	20	—	21
Other financial liabilities	12	48	—	60

At December 31, 2012 (in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	6	23	—	29
Other financial liabilities	8	62	—	70

NOTE 25—DEFERRED INCOME TAXES

(in millions of Euros)	At December 31, 2013	At December 31, 2012 Restated
Shown in the Consolidated Statement of Financial Position:
Deferred income tax assets	177	205
Deferred income tax liabilities	(1)	(11)

Net deferred income tax assets	176	194

The following table shows the changes in net deferred income tax assets (liabilities) for the years ended December 31, 2013 and 2012.

(in millions of Euros)	Year ended December 31, 2013	Year ended December 31, 2012
Balance at beginning of year	194	176
Net deferred income tax assets acquired	—	—
Deferred income taxes recognized in the Consolidated Income Statement	(10)	(16)
Effects of changes in foreign currency exchange rates	(1)	—
Deferred income taxes recognized directly in other comprehensive income	(9)	16
Other	2	18

Balance at end of year	176	194

			Recognized in
Year ended December 31, 2013 (in millions of Euros)	Opening Balance	Acquisitions/ Disposals	Profit or loss	OCI	FX	Other	Closing balance
Deferred tax (liabilities) / assets in relation to:
Long-term assets	75	—	(9)	—	—	(38)	28
Inventories	16	—	—	—	—	(5)	11
Pensions	62	—	22	(9)	(1)	—	74
Derivative valuation	9	—	(6)	—	—	—	3
Tax losses Carried forward	6	—	5	—	—	(3)	8
Other(A)	26	—	(22)	—	—	48	52

Total	194	—	(10)	(9)	(1)	2	176

(A)	Mainly non deductible provisions.

			Recognized in
Year ended December 31, 2012 (in millions of Euros)	Opening Balance	Acquisitions/ Disposals	Profit or loss	OCI	FX	Other	Closing balance
Deferred tax (liabilities) / assets in relation to:
Long-term assets	121	—	(47)	—	1	—	75
Inventories	(14)	—	31	—	(1)	—	16
Pensions	45	—	1	16	—	—	62
Derivative valuation	30	—	(21)	—	—	—	9
Tax losses Carried forward	—	—	6	—	—	—	6
Other	(6)	—	14	—	—	18	26

Total	176	—	(16)	16	—	18	194

			Recognized in
Year ended December 31, 2011 (in millions of Euros)	Opening Balance	Acquisitions/ Disposals	Profit or loss	OCI	FX	Other	Closing balance
Deferred tax (liabilities) / assets in relation to:
Long-term assets	—	139	(18)	—	—	—	121
Inventories	—	(29)	14	—	1	—	(14)
Pensions	—	42	1	1	—	1	45
Derivative valuation	—	(16)	45	—	1	—	30
Tax losses Carried forward	—	—	—	—	—	—	—
Other	—	(28)	23	—	—	(1)	(6)

Total	—	108	65	1	2	—	176

Based on the expected taxable income of the entities, the Group believes that it is more likely than not that a total of €516 million (€497 million at December 31, 2012; €651 million at December 31, 2011) of deductible temporary differences, unused tax losses and unused tax credits will not be used. Consequently, no deferred tax assets have been recognized. The related tax impact of €153 million (€175 million at December 31, 2012; €188 million at December 31, 2011) is attributable to the following:

(in millions of Euros)	At December 31, 2013	At December 31, 2012
Tax losses	(62)	(40)
In 2013	—	(2)
In 2014	(2)	(2)
In 2015	—	—
In 2016	—	—
In 2017	(2)	(2)
In 2018 and after (limited)	(40)	(15)
Unlimited	(18)	(19)

Unused tax credits	—	—
Deductible temporary differences	(91)	(135)
Depreciation and Amortization	(9)	(14)
Pensions	(77)	(116)
Other	(5)	(5)

Balance at December 31	(153)	(175)

NOTE 26—COMMITMENTS

Non-cancellable Operating Leases Commitments

The Group leases various buildings, machinery, and equipment under operating lease agreements. Total rent expense was €9 million for the year ended December 31, 2013 (€16 million for the year ended December 31, 2012).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(in millions of Euros)	At December 31, 2013	At December 31, 2012
Less than 1 year	9	16
1 to 5 years	26	39
More than 5 years	3	3

Total non-cancellable operating leases minimum payments	38	58

Capital Expenditure Commitments

(in millions of Euros)	At December 31, 2013	At December 31, 2012
Property, Plant and equipment	46	49

Total capital expenditure commitments	46	49

NOTE 27—RELATED PARTY TRANSACTIONS

The following table describes the nature and amounts of related party transactions included in the Consolidated Income Statement.

(in millions of Euros)	Notes	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Revenue(A)		2	6	8

Metal supply(B)		(473)	(583)	(536)

Exit fees		—	(2)	—
Interest expense(C)	10, 19	—	(6)	(16)
Realized exchange loss on other financial items		—	(7)	—
Unrealized exchange (loss) on financing activities		—	—	(5)
Finance costs—net		—	(15)	(21)

Realized gains on derivatives	8	—	—	37

Other Gains—net		—	—	37

Direct expenses related to acquisition, separation and IPO(D)		(15)	—	(52)

(A)	The Group sells products to certain subsidiaries and affiliates of Rio Tinto.
(B)	Purchases of metal from certain subsidiaries and affiliates of Rio Tinto, net of changes in inventory levels, are included in Cost of sales in the Consolidated Income Statement.
(C)	Until May 2012, the Group incurred interest expense on borrowings due to Apollo Omega and Bpifrance.
(D)	Representing transaction costs, equity fees and other termination fees of the management agreement paid to the Owners.

The following table describes the nature and year-end related party balances of amounts included in the Consolidated Statement of Financial Position, none of which is secured by pledged assets or collateral.

(in millions of Euros)	Notes	At December 31, 2013	At December 31, 2012
Trade receivables	16	1	2
Trade payables(A)	20	58	85

(A)	Trade payables to related parties arise from purchases of metal and from various miscellaneous services that are provided to the Group by certain subsidiaries and affiliates of the Owners.

The Company has a service agreement with Apollo for the provision of management and support services. The annual fee is equal to the greater of $2 million per annum and 1% of the Company’s Adjusted EBITDA before such fees. Fees and expenses of $3 million equivalent to €2 million are included in the Consolidated Income Statement for the year ended December 31, 2013 ($2 million equivalent to €1.5 million for the years ended December 31, 2012 and 2011).

Transactions with Rio Tinto are unrelated since December 12, 2013 (see NOTE 1—General information).

NOTE 28—KEY MANAGEMENT REMUNERATION

Aggregate compensation for the Group’s key management is comprised of the following:

(in millions of Euros)	Year ended December 31, 2013	Year ended December, 31, 2012	Year ended December, 31, 2011
Short-term employee benefits	9	9	9
Share base payment	2	—	—
Post-employment benefits	1	—	—
Termination benefits	1	2	5

Total	13	11	14

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. They are the members of the Executive Management Committee including Vice-Presidents of key activities of the Group.

NOTE 29—SUBSIDIARIES AND OPERATING SEGMENTS

The following is a list of the Group’s principal subsidiaries. They are wholly-owned subsidiaries of Constellium and are legal entities for which all or a substantial portion of the operations, assets, liabilities, and cash flows are included in the continuing operations of the consolidated reporting Group as of December 31, 2013.

Entity	Country	Ownership
Cross Operating Segment
Constellium France S.A.S. (A&T, P&ARP and Holdings and Corporate)	France	100%
Constellium Singen GmbH (AS&I, P&ARP and Holdings and Corporate)	Germany	100%
Constellium Valais S.A. (A&T and AS&I)	Switzerland	100%

AS&I
Constellium Extrusions Decin S.r.o.	Czech Republic	100%
Constellium Extrusions France S.A.S.	France	100%
Constellium Extrusions Deutschland GmbH	Germany	100%
Constellium Extrusions Levice S.r.o.	Slovak Republic	100%
Constellium Automotive USA, LLC	U.S.	100%
Constellium Engley (Changchun) Automotive Structures Co Ltd.	China	54%

A&T
Constellium Aerospace S.A.S.	France	100%
Constellium Italy S.p.A	Italy	100%
Constellium Aviatube	France	100%
Constellium Sabart S.A.S.	France	100%
Constellium Ussel S.A.S.	France	100%
Constellium Rolled Products Ravenswood, LLC	U.S.	100%
Constellium Property and Equipment Company, LLC	U.S.	100%
Constellium South East Asia	Singapore	100%
Constellium China	China	100%
Constellium Japan KK	Japan	100%

Holdings & Corporate
Constellium Holdco II B.V.	Netherlands	100%
Constellium Centre de Recherches de Voreppe S.A.S. (Research and Development Facility)	France	100%
Constellium Finance S.A.S.	France	100%
Engineered Products International S.A.S.	France	100%
Constellium France Holdco SAS	France	100%
Constellium Germany Holdco GmbH & Co. KG	Germany	100%
Constellium U.S. Holdings I, LLC	U.S.	100%
Constellium U.S. Holdings II, LLC	U.S.	100%
Constellium Germany Holdco Verwaltungs GmbH	Germany	100%
Constellium Deutschland GmbH	Germany	100%
Constellium Switzerland AG	Switzerland	100%
Constellium UK Limited	United Kingdom	100%

Refer to NOTE 4—Operating Segment Information for definition and description of operating segments.

In addition, the Group holds a 49.85% interest in Rhenaroll S.A. which specializes in the chrome-plating, grinding and repairing of rolling mill’s rolls and rollers. This investment is accounted for using the equity accounting method.

NOTE 30—SHARE EQUITY PLAN

Management Equity Plan (“MEP”)

The Company implemented a share equity plan for Constellium management in order to align the interests of management with the interests of shareholders and to enable Company management to participate in the long-term growth of Constellium. The share equity plan was implemented at the beginning of 2011, with an effective date of 4 February 2011, through the establishment of a management investment company, Omega Management GmbH & Co. KG (“Management KG”). Certain individual managers were invited to invest as limited partners in Management KG in order to have the opportunity to hold interests in the Company’s shares indirectly through this limited partnership.

MEP interests held by share equity plan participants in respect of ordinary “B” shares are granted in service-and performance-vesting tranches. The service-vesting tranche vests in 20% increments on the 1st, 2nd, 3rd, 4th and 5th anniversary of a share equity plan participant’s effective investment date if the share equity plan participant continues employment with Constellium through the applicable vesting date. The performance-vesting tranches generally vest in respect of the financial year that includes the share equity plan participant’s effective investment date and each of the following four financial years only if the share equity plan participant continues employment with Constellium through the end of the applicable year and Constellium attains certain Management Adjusted EBITDA targets in respect of that financial year. As a result, the service period of the MEP interest attributable to an ordinary “B” share is considered the vesting period pursuant to IFRS 2 “Share-based Payments”.

In accordance with IFRS 2 “Share based payments”, the difference between the fair value at the grant date and the acquisition amount of the Class B ordinary shares is accounted for, over the vesting period of the related MEP interests, in the consolidated income statement, with a corresponding increase in equity.

As of December 31, 2013, Management KG held 3.9 % of the overall share capital of Constellium, consisting of 3,141,503 Class A ordinary shares and 950,337 Class B ordinary shares.

Free Share Program

A free share program was granted to all employees in the U.S., France, Germany, Switzerland and the Czech Republic. Under this program, each eligible employee was granted, in June 2013, an award of 25 restricted stock units under the Constellium 2013 Equity Plan that will vest and be settled in Class A ordinary shares on the second anniversary of our initial public offering, subject to the applicable employee remaining employed by the Company or its subsidiaries through that date.

In accordance with IFRS 2, an expense is recognized over the vesting period. The estimate of this expense is based upon the fair value of a Class A ordinary share. This fair value was the quoted market price at the grant date.

Shareholding Retention Program

In October 2013, a shareholding retention program was implemented in order to encourage critical members of our senior management team to maintain a significant portion of their current investment under the Company’s MEP.

Beneficiaries of the MEP were awarded a one-time retention award under the Constellium 2013 Equity plan consisting of a grant of restricted stock units with a grant date value equal to a specified percentage of the recipient’s annual base salary. The restricted stock units will vest and be settled for our Class A ordinary shares on the second anniversary of the date of grant, subject to the recipient remaining continuously employed with the Group through that date and for participants who retain at least 75% of its interest in Class A ordinary shares under the MEP.

In accordance with IFRS 2, an expense is recognized over the vesting period. The estimate of this expense is based upon the fair value of a Class A ordinary share. This fair value was the quoted market price at the grant date.

Equity Awards Plan

Two non-employee directors were granted an award of 8.816 restricted stock units with an aggregate grant date value of €100,000. The service vesting tranche vests 50% on each anniversary date of the equity award grant date (May 29, 2013).

Expense Recognized During the Year

The expense recognized for the year ended December 31, 2013 and 2012, from these share based payments transactions amounted €2 million and €1 million respectively.

NOTE 31—DISPOSALS, DISPOSALS GROUP CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

•	In the second quarter of 2013, the sale of the Group’s plants in Ham and Saint Florentin, France was completed generating a loss recorded in Other Gain / (Losses). (See NOTE 8—Other Gains / (Losses)—Net)

•	In the third quarter of 2013, the investment in Alcan Strojmetal Aluminium Forging s.r.o. previously equity accounted for, was sold, generating a €3 million disposal gain of joint-venture.

•	In September 2013, the Group has received an offer and considers that it is committed to a plan to sell two companies from the Aerospace and Transportation operating segment; and therefore reclassified the related assets and liabilities as held for sale. As at December 31, 2013, the committed disposal plan is confirmed and in progress.

(in millions of Euros)	At December 31, 2013
Assets of disposal group classified as held for sale
Inventories	6
Trade receivable and other	8
Cash and Cash equivalents	3
Other	4

21

Liabilities of disposal group classified as held for sale
Provisions	—
Pensions and other post-employment benefit obligations	3
Trade payable and other	6
Other	—

9

•	In 2011, Constellium did not intend to retain the AIN Business and therefore a sale process commenced as of the Acquisition date. On October 25, 2011, Constellium received a binding offer from CellMark AB for the purchase of 13 entities which was effective as of December 30, 2011. Final agreement with the acquirer was reached in the third quarter of 2013 and related gain of €4 million recorded in “Discontinued operations” in the Consolidated Income Statement.

The loss from discontinued operations for the year ended December 31, 2012, amounted to €8 million (€8 million for the year ended December 31, 2011), mostly relating to abandonment costs of remaining AIN entities in 2012 and restructuring, separation and completion costs in 2011.

NOTE 32—IMPLEMENTATION OF IAS 19 REVISED

Restatement of Consolidated Financial Statements Published in 2012

Following the change in accounting principle and presentation in the income statement of pension and other long-term benefit obligations applied retroactively as of January 1, 2012, the consolidated financial statements and notes have been restated in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

Restatement of the Consolidated Statement of Comprehensive Income / (Loss)

For the twelve months ended December 31, 2012, the application of IAS 19 Revised had a positive impact of €10 million on the Total Comprehensive Income. The net profit increased by €7 million (€4 million expenses in Cost of sales, €1 million in income tax benefits and €10 million gains on Other gains linked to the unrecognized negative pas service costs on OPEB amendment) and the other comprehensive loss decreased by €4 million (impact on remeasurement on post-employment benefit obligations).

For the twelve months ended December 31, 2011, the application of IAS 19 Revised had a negative impact in the net profit amounted to €4 million (in Cost of sales) and a decrease in the other comprehensive loss by €4 million.

Restatement of the Consolidated Statement of Financial Position

(in millions of Euros)	At December 31, 2012 Reported	Change in accounting principle for pension and other long-term benefit obligations	At December 31, 2012 Restated
Total Assets	1,631	—	1,631

Equity	(47)	10	(37)

Of which

Retained deficit and other reserves	(149)	10	(139)

Total Liabilities	1,678	(10)	1,668

Of which

Pension and other post-employment benefit obligations	621	(10)	611

Total equity and liabilities	1,631	—	1,631

As of December 31, 2012, the €10 million equity impact reflects the immediate recognition of unvested past service costs.

(in millions of Euros)	At December 31, 2011 Reported	Change in accounting principle for pension and other long-term benefit obligations	At December 31, 2011 Restated
Total Assets	1,612	—	1,612

Equity	(113)	—	(113)

Of which

Retained deficit and other reserves	(213)	—	(213)

Total Liabilities	1,725	—	1,725

Of which

Pension and other post-employment benefit obligations	578	—	578

Total equity and liabilities	1,612	—	1,612

Restatement of the Consolidated Statement of Changes in Equity

(in millions of Euros)	Share premium	Remeasure- ment	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
As at December 31, 2011 Reported	98	(26)	(14)	2	(175)	(115)	2	(113)

Change in accounting principle—pension and other long-term benefit obligations	—	4	—	—	(4)	—	—	—

As at December 31, 2011 Restated	98	(22)	(14)	2	(179)	(115)	2	(113)

As at December 31, 2012 Reported	98	(94)	(13)	1	(43)	(51)	4	(47)

Change in accounting principle—pension and other long-term benefit obligations	—	8	(1)	—	3	10	—	10

As at December 31, 2012 Restated	98	(86)	(14)	1	(40)	(41)	4	(37)

NOTE 33—SUBSEQUENT EVENTS

On February 5, 2014, and on March 5, 2014, Constellium N.V. announced that an affiliate of Apollo Global Management, LLC has agreed to sell respectively 25,000,000 and 12,561,475 Class A ordinary shares of the Company in an underwritten offering. The Company will not sell any share in the offering and will not receive any proceeds from the offering.