Form 20-F
period 2014-12-31
Constellium N.V.
filed 2015-04-24
CIK 1563411

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

104,918,946 Class A Ordinary Shares, Nominal Value €0.02 per share

108,109 Class B Ordinary Shares, Nominal Value €0.02 per share

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this annual report on Form 20-F.

Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under “Item 3. Key Information–D. Risk Factors” and elsewhere in this annual report on Form 20-F, including, without limitation, in conjunction with the forward-looking statements included in this annual report on Form 20-F and including with respect to our estimated and projected earnings, income, equity, assets, ratios and other estimated financial results. All forward-looking statements in this annual report on Form 20-F and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

•	our ability to implement our business strategy, including our productivity and cost reduction initiatives;

•	competition and consolidation in the industries in which we operate;

•	our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries, and changes in general economic conditions;

•	the highly competitive nature of the metals industry and the risk that aluminium will become less competitive compared to alternative materials;

•	adverse conditions and disruptions in regional and global economies, including Europe and North America;

•	risk associated with our global operations, including natural disasters and currency fluctuations;

•	unplanned business interruptions and equipment failure;

•	the risk associated with being dependent on a limited number of suppliers for a substantial portion of our primary and scrap aluminium;

•	our ability to maintain and continuously improve our information technology and operational systems and financial reporting and internal controls;

•	our ability to manage our labor costs and labor relations and attract and retain qualified employees;

•	losses or increased funding and expenses related to our pensions, other post-employment benefits and other long-term employee benefits plans;

•	the risk that regulation and litigation pose to our business, including our ability to maintain required licenses and regulatory approvals and comply with applicable laws and regulations, and the effects of potential changes in governmental regulations;

•	changes in our effective income tax rate or accounting standards;

•	costs or liabilities associated with environmental, health and safety matters;

•	our increased levels of indebtedness as a result of the Wise Acquisition (as defined below), which could limit our operating flexibility and opportunities;

•	our ability to achieve expected synergies from the Wise Acquisition and the timing thereof;

•	the risk that the businesses of Constellium and Wise will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	our exposure to unknown or unanticipated costs or liabilities, including those related to environmental matters, in connection with the Wise Acquisition;

•	the potential failure to retain key employees as a result of the proposed Wise Acquisition or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the Wise Acquisition;

•	disruptions to business operations resulting from the proposed Wise Acquisition;

•	slower or lower than expected growth in North America for Body-in-White (“BiW”) aluminium rolled products; and

•	the other factors presented under “Item 3. Key Information–D. Risk Factors.”

We caution you that the foregoing list may not contain all of the factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this annual report on Form 20-F may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables set forth our selected historical financial and operating data.

On January 4, 2011, Omega Holdco B.V., which later changed its name to Constellium Holdco B.V., and then again to Constellium N.V. (“Constellium” or the “Successor”) acquired the Alcan Engineered Aluminum Products business unit (the “AEP Business” or the “Predecessor”) from affiliates of Rio Tinto, a leading international mining group (the “Acquisition”). For comparison purposes, our results of operations for the years ended December 31, 2011, 2012, 2013 and 2014 are presented alongside the results of operations of the Predecessor for the year ended December 31, 2010. However, our Successor and Predecessor periods are not directly comparable due to the impact of the application of purchase accounting and the preparation of the Predecessor accounts on a carve-out basis. The financial position, results of operations and cash flows of the Predecessor do not necessarily reflect what our financial position or results of operations would have been if we had been operated as a standalone entity during the periods covered by the Predecessor financial statements and are not indicative of our future results of operations and financial position.

The selected historical financial information of the Predecessor as of and for the year ended December 31, 2010 has been prepared to present the assets, liabilities, revenues and expenses of the combined AEP Business on a standalone basis up to the date of divestment from Rio Tinto.

The selected historical financial information as of and for the years ended December 31, 2012, 2013 and 2014 has been derived from our audited consolidated financial statements included elsewhere in this Annual Report.

The audited consolidated financial statements included elsewhere in this Annual Report have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and as endorsed by the European Union (“EU”).

The selected historical financial information as of and for the year ended December 31, 2011 and 2010 has been derived from our unaudited accounting records and the unaudited accounting records of our Predecessor.

Effective January 1, 2013, we have adopted IAS 19 “Employee Benefits” (revised) (IAS 19) in our audited consolidated financial statements as of and for the year ended December 31, 2013 and in accordance with transition rules in IAS 19 we have retrospectively applied this standard to the two years ending December 31, 2012 and 2011. We have not restated our audited combined financial statements for the year ended December 31, 2010 as the impact of this revised standard is not material to our results of operations and financial position.

References to “tons” throughout this Annual Report are to metrics tons.

References to the Wise Acquisition refer to our January 5, 2015 acquisition of Wise Metals Intermediate Holdings LLC and its subsidiaries, which companies we refer to collectively as “Wise.” The transaction is therefore not included in the Group’s consolidated financial statements as of December 31, 2014. The discussion in this report relates to a period prior to our acquisition of Wise and, except as otherwise noted, does not give effect to such acquisition.

	Successor as of and for the year ended December 31,				Predecessor as of and for the year ended December 31,
(€ in millions other than per share and per ton data)	2014	2013	2012	2011	2010
Statement of income data:
Revenue	3,666	3,495	3,610	3,556	2,957
Gross profit	483	471	474	317	242
Income from operations	150	209	263	(63)	(248)
Net income/(loss) for the period—continuing operations	54	96	149	(170)	(209)
Net income/(loss) for the period	54	100	141	(178)	(207)
Earnings/(loss) per share—basic	0.48	1.00	1.55	(2.00)	n/a
Earnings/(loss) per share—diluted	0.48	0.99	1.55	(2.00)	n/a
Earnings/(loss) per share—basic—continuing operations	0.48	0.96	1.64	(1.91)	n/a
Earnings/(loss) per share—diluted—continuing operations	0.48	0.95	1.64	(1.91)	n/a
Weighted average number of shares outstanding	105,326,872	98,890,945	89,442,416	89,338,433	n/a
Dividends per ordinary share (euro)(1)		—	—	—	—

Balance sheet data:
Total assets	3,012	1,764	1,631	1,612	1,837
Net liabilities or total invested equity	(37)	36	(37)	(113)	199
Share capital	2	2	—	—	n/a
Other operational and financial data (unaudited):
Net trade working capital(2)	204	222	289	381	519
Capital expenditure	199	144	126	97	51
Volumes (in kt)	1,062	1,025	1,033	1,058	972
Revenue per ton (€ per ton)	3,452	3,410	3,495	3,362	3,042

(1)	Prior to our initial public offering in May 2013 (the “IPO”), we paid certain dividends to holders of our ordinary shares, as well as to holders of our preferred shares, as is further described in “Item 4. Information on the Company–A. History and Development of the Company.”

(2)	Net trade working capital represents total inventories plus trade receivables less trade payables.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

If we fail to implement our business strategy, including our productivity and cost reduction initiatives, our financial condition and results of operations could be materially adversely affected.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy, including investing in high-return opportunities in our core markets, focusing on higher-

margin, technologically advanced products, differentiating our products, expanding our strategic relationships with customers in selected international regions, fixed-cost containment and cash management, and executing on our Lean manufacturing program, which is described in “Item 4. Information on the Company–B. Business Overview.” We cannot assure you that we will be able to successfully implement our business strategy or be able to continue improving our operating results. For example, we announced the intention to create a joint venture in the United States to serve the growing demand for BiW in North America. Any inability to create or execute on our strategy with respect to the joint venture may adversely affect our operations.

Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, general economic conditions (including slower or lower than expected growth in North America for BiW aluminium rolled products), or an increase in operating costs. Any failure to successfully implement our business strategy could adversely affect our financial condition and results of operations. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time. Although we have undertaken and expect to continue to undertake productivity and cost reduction initiatives to improve performance, such as the Lean manufacturing program, we cannot assure you that all of these initiatives will be completed or that any estimated cost savings from such activities will be fully realized. Even when we are able to generate new efficiencies in the short- to medium-term, we may not be able to continue to reduce costs and increase productivity over the long term.

Aluminium may become less competitive with alternative materials, which could reduce our share of industry sales, lower our selling prices and reduce our sales volumes.

Our fabricated aluminium products compete with products made from other materials—such as steel, glass, plastics and composites—for various applications. Higher aluminium prices relative to substitute materials tend to make aluminium products less competitive with these alternative materials. Environmental and other regulations may also increase our costs and may be passed on to our customers, and may restrict the use of chemicals needed to produce aluminium products. These regulations may make our products less competitive as compared to materials that are subject to fewer regulations.

Customers in our end-markets, including the aerospace, automotive and can sectors, use and continue to evaluate the further use of alternative materials to aluminium in order to reduce the weight and increase the efficiency of their products. Although trends in “light-weighting” have generally increased rates of using aluminium as a substitution of other materials, the willingness of customers to accept substitutions for aluminium, or the ability of large customers to exert leverage in the marketplace to reduce the pricing for fabricated aluminium products, could adversely affect the demand for our products, and thus materially adversely affect our financial position, results of operations and cash flows.

The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries could negatively affect our financial condition and results of operations.

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

We are particularly sensitive to cycles in the aerospace, defense, automotive, other transportation, building and construction and general engineering end-markets, which are highly cyclical. During recessions or periods of low growth, these industries typically experience major cutbacks in production, resulting in decreased demand for aluminium products. This leads to significant fluctuations in demand and pricing for our products and services. Because our operations are capital intensive and we generally have high fixed costs and may not be able to reduce costs and production capacity on a sufficiently rapid basis, our near-term profitability may be significantly affected by decreased processing volumes. Accordingly, reduced demand and pricing pressures may significantly reduce our profitability and materially adversely affect our financial condition, results of operations and cash flows.

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

Further, the demand for our automotive extrusions and rolled products and many of our general engineering and other industrial products is dependent on the production of cars, light trucks, and heavy duty vehicles and trailers. The automotive industry is highly cyclical, as new vehicle demand is dependent on consumer spending and is tied closely to the strength of the overall economy. We note that the demand for luxury vehicles in China has become significant over the past several years and therefore fluctuations in the Chinese economy may adversely affect the demand for our products. Production cuts by manufacturers may adversely affect the demand for our products. Many automotive-related manufacturers and first tier suppliers are burdened with substantial structural costs, including pension, healthcare and labor costs that have resulted in severe financial difficulty, including bankruptcy, for several of them. A worsening of these companies’ financial condition or their bankruptcy could have further serious effects on the conditions of the markets, which directly affects the demand for our products. In addition, the loss of business with respect to, or a lack of commercial success of, one or more particular vehicle models for which we are a significant supplier could have a materially adverse impact on our financial position, results of operations and cash flows.

Customer demand in the aluminium industry is also affected by holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with August and December typically being the lowest months and January to June being the strongest months. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer season, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. Therefore, our quarterly financial results could fluctuate as a result of climatic or other seasonal changes, and a prolonged period of unusually cool summers in different regions in which we conduct our business could have a negative effect on our financial results and cash flows.

We may not be able to compete successfully in the highly competitive markets in which we operate, and new competitors could emerge, which could negatively impact our share of industry sales, sales volumes and selling prices.

We are engaged in a highly competitive industry. We compete in the production and sale of rolled aluminium products with a number of other aluminium rolling mills, including large, single-purpose sheet mills, continuous casters and other multi-purpose mills, some of which are larger and have greater financial and technical resources than we do. Producers with a different cost basis may, in certain circumstances, have a competitive pricing advantage. Our competitors may be better able to withstand reductions in price or other adverse industry or economic conditions.

In addition, a current or new competitor may also add or build new capacity, which could diminish our profitability by decreasing equilibrium prices in our marketplace. New competitors could emerge from within Europe or North America or globally, including from China, Russia and the Middle East, and could include existing producers and sellers of steel products that may seek to compete in our industry. Emerging or transitioning markets in these regions with abundant natural resources, low-cost labor and energy, and lower environmental and other standards may pose a significant competitive threat to our business. Our competitive position may also be affected by exchange rate fluctuations that may make our products less competitive. Changes in regulation that have a disproportionately negative effect on us or our methods of production may also diminish our competitive advantage and industry position. In addition, technological innovation is important to our customers who require us to lead or keep pace with new innovations to address their needs. If we do not compete successfully, our share of industry sales, sales volumes and selling prices may be negatively impacted.

In addition, the aluminium industry has experienced consolidation over the past years and there may be further industry consolidation in the future. Although industry consolidation has not yet had a significant negative impact on our business, if we do not have sufficient market presence or are unable to differentiate ourselves from our competitors, we may not be able to compete successfully against other companies. If as a result of consolidation, our competitors are able to obtain more favorable terms from suppliers or otherwise take actions that could increase their competitive strengths, our competitive position and therefore our business, results of operations and financial condition may be materially adversely affected.

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

In addition, while the majority of costs incurred are denominated in local currencies, a portion of the revenues are denominated in U.S. dollars and other currencies. As a result, appreciation in the U.S. dollar may have a positive impact on earnings while depreciation of the U.S. dollar may have a negative impact on earnings. While we engage in significant hedging activity to attempt to mitigate this foreign transactions currency risk, this may not fully protect us from adverse effects due to currency fluctuations on our business, financial condition or results of operations.

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

We are dependent on a limited number of suppliers for a substantial portion of our aluminium supply and a failure to successfully renew, renegotiate or re-price our long-term agreements or related arrangements with our suppliers may adversely affect our results of operations, financial condition and cash flows.

Our ability to produce competitively priced aluminium products depends on our ability to procure competitively priced supply of aluminium in a timely manner and in sufficient quantities to meet our production needs. We have supply arrangements with a limited number of suppliers for aluminium and other raw materials. Our top 10 suppliers accounted for approximately 45% of our total purchases for the year ended December 31, 2014. Increasing aluminium demand levels have caused regional supply constraints in the industry, and further increases in demand levels could exacerbate these issues. We maintain long-term contracts for a majority of our supply requirements, and for the remainder we depend on annual and spot purchases. There can be no assurance that we will be able to renew, or obtain replacements for, any of our long-term contracts or any related arrangements when they expire on terms that are as favorable as our existing agreements or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities of this material on a timely basis, our production may be disrupted and we could be forced to purchase primary metal and other supplies from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us. As a result, an interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. In addition, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We depend on scrap aluminium for our operations and acquire our scrap inventory from numerous sources. Our suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metal to us. In periods of low inventory prices, suppliers may elect to hold scrap until they are able to charge higher prices. In addition, a decrease in the supply of used beverage containers (“UBCs”) available to us resulting from a decrease in the rate at which consumers consume or recycle products contained or packaged in aluminium beverage cans could negatively impact our supply of aluminium. For example, the slowdown in industrial production and consumer consumption during the recent economic crisis reduced and may continue to reduce the supply of scrap metal available. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes and our results of operation, financial condition and cash flows could be materially adversely affected.

In addition, we seek to take advantage of the lower price of scrap aluminium compared to primary aluminium to provide a cost-competitive product. A decrease in the supply of scrap aluminium could increase its cost per pound. To the extent the discount between the primary aluminium price and scrap price narrows, our competitive advantage may be reduced. We cannot make use of financial markets to effectively hedge against reductions in this discount as this market is not readily available. If the difference between the price of primary and scrap aluminium is narrow for a considerable period of time, it could adversely affect our business, financial condition and results of operations.

Our financial results could be adversely affected by the volatility in aluminium prices.

The overall price of primary aluminium consists of several components: 1) the underlying base metal component, which is typically based on quoted prices from the London Metal Exchange (“LME”); 2) the regional premium, which represents an incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g. the Midwest premium for metal sold in the U.S. or the Rotterdam premium for metal sold in Europe); and 3) the product premium, which represents a separate incremental price for receiving physical metal in a particular shape (e.g. billet, slab, rod, etc.), alloy, or purity. Each of these three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, global supply and demand of aluminium, including expectations for growth and contraction and the level of global inventories). Regional premiums tend to vary based on the supply and demand for metal in a particular region and associated transportation costs. Product premiums generally are a function of supply and demand for a given primary aluminium shape and alloy combination in a particular region.

Speculative trading in aluminium has increased in recent years, contributing to higher levels of price volatility. In 2013, the LME price of aluminium reached a high of $2,123 per metric ton and a low of $1,695 per metric ton. During 2013 and 2014, regional premiums reached levels substantially higher than historical averages. The Rotterdam regional premium increased from an average of 3% of the LME base price in the period from 2000 to 2009 to 22% of the LME base price in November 2014. The Midwest regional premium increased from 6% of the LME base price to 26% of the LME base price during the same period. New LME warehousing rules, which took effect in February 2015, could lead to an increase in the supply of aluminium entering the physical market and in turn cause regional premiums to decrease, however, there is no assurance as to if or when these new rules will have an actual impact on premium prices. Sustained high aluminium prices, increases in aluminium prices, the inability to meaningfully hedge our exposure to aluminium prices, or an increase in regional premiums or product premiums could have a material adverse effect on our business, financial condition, and results of operations and cash flow.

If we are unable to adequately mitigate the cost of price increases of our raw materials, including aluminium, our profitability could be adversely affected.

Prices for the raw materials we require are subject to continuous volatility and may increase from time to time. Although our sales are generally made on a “margin over metal price” basis, if prices increase we may not be able to pass on the entire cost of the increases to our customers. There could also be a time lag between when changes in prices under our purchase contracts are effective and the point when we can implement corresponding changes under our sales contracts with our customers. As a result, we are exposed to fluctuations in raw materials prices, including metal, since during this time lag we may have to temporarily bear the additional cost of the price change under our purchase contracts. Further, although most of our contracts allow us to pass through metal prices to our customers, we have certain contracts that are based on fixed metal pricing where pass through is not available. A related risk is that a sustained significant increase in raw materials prices may cause some of our customers to substitute our products with other materials. We attempt to mitigate these risks, including through hedging, but we may not be able to successfully reduce or eliminate any resulting negative impact, which could have a material adverse effect on our profitability and financial results.

Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments.

We purchase and sell LME and other forwards, futures and options contracts as part of our efforts to reduce our exposure to changes in currency exchange rates, aluminium prices and other raw materials prices. Our ability to realize the benefit of our hedging program is dependent upon many factors, including factors that are beyond our control. For example, our foreign exchange hedges are scheduled to mature on the expected payment date by the customer; therefore, if the customer fails to pay an invoice on time and does not warn us in advance, we may be unable to reschedule the maturity date of the foreign exchange hedge, which could result in an outflow of foreign currency that will not be offset until the customer makes the payment. We may realize a gain or a loss in unwinding such hedges. In addition, our metal-price hedging programs depend on our ability to match our monthly exposure to sold and purchased metal, which can be made difficult by seasonal variations in metal demand, unplanned changes in metal delivery dates by either us or by our customers and other disruptions to our inventories, including for maintenance.

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

To the extent our hedging transactions fix prices or exchange rates and primary aluminium prices, energy costs or foreign exchange rates are below the fixed prices or rates established by our hedging transactions, our income and cash flows will be lower than they otherwise would have been. Similarly, if we do not adequately hedge for prices and premiums of our aluminium and other raw materials, our financial results may also be negatively impacted. Further, we do not apply hedge accounting to our forwards, futures or option contracts. As a result, unrealized gains and losses on our derivative financial instruments must be reported in our consolidated results of operations. The inclusion of such unrealized gains and losses in earnings may produce significant period to period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.

At certain times, hedging instruments may simply be unavailable or not available on terms acceptable to us. In addition, recent legislation has been adopted to increase the regulatory oversight of over-the-counter derivatives markets and derivative transactions. The companies and transactions that are subject to these regulations may change. If future regulations subject us to additional capital or margin requirements or other restrictions on our trading and commodity positions, they could have an adverse effect on our financial condition and results of operations.

We are subject to unplanned business interruptions that may materially adversely affect our business.

Our operations may be materially adversely affected by unplanned events such as explosions, fires, war or terrorism, inclement weather, accidents, equipment, information technology systems and process failures, electrical blackouts or outages, transportation interruptions and supply interruptions. Operational interruptions at one or more of our production facilities could cause substantial losses and delays in our production capacity or increase our operating costs. In addition, replacement of assets damaged by such events could be difficult or expensive, and to the extent these losses are not covered by insurance or our insurance policies have significant deductibles, our financial position, results of operations and cash flows may be materially adversely affected by such events. For example, in 2008, a stretcher at Constellium’s Ravenswood, West Virginia facility was damaged due to a defect in its hydraulic system, causing a substantial outage at that facility that had a material impact on our production volumes at this facility and on our financial results for the affected period. In 2014, Constellium’s Ravenswood facility suffered outages that had an adverse impact on earnings for the first and fourth quarters of 2014.

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

Our business is exposed to risks related to customer concentration. Our ten largest customers accounted for approximately 46% of our consolidated revenues for the year ended December 31, 2014. A significant downturn in the business or financial condition of our significant customers exposes us to the risk of default on contractual agreements and trade receivables, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

If we fail to successfully renew, renegotiate or re-price our long-term agreements or related arrangements with our largest customers, including as a result of customers of Wise (as defined below) exercising change of control rights in connection with the Wise Acquisition, our results of operations, financial condition and cash flows could be materially adversely affected.

We have long-term contracts and related arrangements with a significant number of our customers, some of which are subject to renewal, renegotiation or re-pricing at periodic intervals or upon changes in competitive and regulatory supply conditions. They also provide certain termination rights to our customers. In addition, change of control provisions in certain contracts may give customers the right to terminate or change the terms of those contracts as a result of the Wise Acquisition. Our failure to successfully renew, renegotiate or re-price such agreements, at all or on terms as favorable as our existing contracts and arrangements, or a material deterioration in or termination of these customer relationships, could result in a reduction or loss in customer purchase volume or revenue, and if we are not successful in replacing business lost from such customers, our results of operations, financial condition and cash flows could be materially adversely affected.

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

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a spot-market basis. The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our production facilities affect operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets as well as governmental regulation and imposition of further taxes on energy. Although we have secured some of our natural gas and electricity under fixed price commitments or long-term contracts with suppliers, future increases in fuel and utility prices, or disruptions in energy supply, may have an adverse effect on our financial position, results of operations and cash flows.

Regulations regarding carbon dioxide emissions, and unfavorable allocation of rights to emit carbon dioxide or other air emission related issues, as well as other environmental laws and regulations, could have a material adverse effect on our business, financial condition and results of operations.

Many scientists, legislators and others attribute climate change to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Measures to reduce carbon dioxide and other greenhouse gas emissions that could directly or indirectly affect us or our suppliers are currently being developed or may be developed in the future. Substantial quantities of greenhouse gases are released as a consequence of our operations. Compliance with regulations governing such emissions tend to become more stringent over time and could lead to a need for us to further reduce such greenhouse gas emissions, to purchase rights to emit from third parties, or to make other changes to our business, all of which could result in significant additional costs or could reduce demand for our products. In addition, we are a significant purchaser of energy. Existing and future regulations relating to the emission of carbon dioxide by our energy suppliers could result in materially increased energy costs for our operations, and we may be unable to pass along these increased energy costs to our customers, which could have a material adverse effect on our business, financial condition and results of operations. For example, a revised European emissions trading system or a successor to the Kyoto Protocol under the United Nations Framework Convention on Climate Change, could have a material adverse effect on our business, financial condition and results of operations.

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

We have invested in, and are involved with, a number of technology and process initiatives, including the development of new aluminium-lithium products. Being at the forefront of technological development is important to remain competitive. Several technical aspects of certain of these initiatives are still unproven and/or the eventual commercial outcomes and feasibility cannot be assessed with any certainty. Even if we are successful with these initiatives, we may not be able to bring them to market as planned before our competitors or at all, and the initiatives may end up costing more than expected. As a result, the costs and benefits from our investments in new technologies and the impact on our financial results may vary from present expectations.

In addition, we have undertaken and may continue to undertake growth, streamlining and productivity initiatives to improve performance. For example, following completion of the Wise Acquisition we anticipate additional capital expenditures in the U.S. of up to $750 million by 2022 to increase our current hot mill capacity to over 700 kt and build 200 kt of dedicated BiW finishing capacity. We cannot assure you that these initiatives will be completed or that they will have their intended benefits. Capital investments in debottlenecking or other organic growth initiatives may not produce the returns we anticipate. Even if we are able to generate new efficiencies successfully in the short- to medium-term, we may not be able to continue to reduce cost and increase productivity over the long term.

Our business requires substantial capital investments that we may be unable to fulfill.

Our operations are capital intensive. Our total capital expenditures were €199 million for the year ended December 31, 2014 and €144 million and €126 million for the years ended December 31, 2013 and 2012, respectively. We further anticipate additional capital expenditures in the U.S. of up to $750 million by 2022 following completion of the Wise Acquisition to increase our current hot mill capacity to over 700 kt and build 200 kt of dedicated BiW finishing capacity. We may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures, service or refinance our indebtedness or fund other liquidity needs. If we are unable to make upgrades or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, and other competitive factors.

As part of our ongoing evaluation of our operations, we may undertake additional restructuring efforts in the future which could in some instances result in significant severance-related costs and other restructuring charges.

We recorded restructuring charges of €12 million for the year ended December 31, 2014, €8 million for the year ended December 31, 2013 and €25 million for the year ended December 31, 2012. Restructuring costs in 2014 and 2013 were primarily related to corporate and other European sites restructuring operations. The 2012 costs were primarily in relation to an efficiency improvement program ongoing at our Sierre, Switzerland facility and corporate restructuring. We may pursue additional restructuring activities in the future, which could result in significant severance-related costs, impairment charges, restructuring charges and related costs and expenses, including resulting labor disputes, which could materially adversely affect our profitability and cash flows.

A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs and our business relationships could be adversely affected.

On October 7, 2014, following our announcement that we had entered into the Unit Purchase Agreement, Moody’s placed Constellium’s credit rating under review for downgrade, stating that the Wise Acquisition could result in a material increase of Constellium’s indebtedness on a pro forma basis and a significant increase in capital expenditures in the next few years. On October 10, 2014, S&P also placed Constellium’s credit rating under review for downgrade. On December 4, 2014, Moody’s downgraded Constellium from Ba3 to B1 and S&P downgraded Constellium from BB- to B. A deterioration of our financial position or a downgrade of our credit ratings for any reason could increase our borrowing costs and have an adverse effect on our business relationships with customers, suppliers and hedging counterparties. As discussed above, we enter into various forms of hedging arrangements against currency, interest rate or metal price fluctuations and trade metal contracts on the LME. Financial strength and credit ratings are important to the availability and pricing of these hedging and trading activities. As a result, any downgrade of our credit ratings may make it more costly for us to engage in these activities, and changes to our level of indebtedness may make it more difficult or costly for us to engage in hedging and trading activities in the future.

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

Our indebtedness impacts our flexibility in operating our business and could have important consequences for our business and operations, including the following: (i) it may make us more vulnerable to downturns in our business or the economy; (ii) a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes; (iii) it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and (iv) it may adversely affect the terms under which suppliers provide goods and services to us. As further described in “Item 10. Additional Information–C. Material Contracts,” our indebtedness has materially increased as a result of the Wise Acquisition. By increasing our indebtedness, we have made ourselves more susceptible to the risks discussed above.

If we are unable to meet our debt service obligations, including our obligations under our Notes and pay our expenses, we may be forced to reduce or delay business activities and capital expenditures, sell assets, obtain additional debt or equity capital, restructure or refinance all or a portion of our debt before maturity or take other measures. Such measures may materially adversely affect our business. If these alternative measures are unsuccessful, we could default on our obligations, which could result in the acceleration of our outstanding debt obligations and could have a material adverse effect on our business, results of operations and financial condition.

The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition.

Our indebtedness and the indebtedness of Wise that we have assumed in connection with the Wise Acquisition contain, and any future indebtedness we may incur would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on our ability to, among other things: (i) incur or guarantee additional debt; (ii) pay dividends and make other restricted payments and investments; (iii) create or incur certain liens; (iv) make certain loans, acquisitions or investments; (v) engage in sales of assets and subsidiary stock; (vi) enter into transactions with affiliates; (vii) transfer all or substantially all of our assets or enter into merger or consolidation transactions; and (viii) enter into sale and lease-back transactions. In addition, after giving effect to the amendment to our senior unsecured revolving credit facility entered into in May 2014 (the “Unsecured Revolving Credit Facility”), at any time that loans under the Unsecured Revolving Credit Facility are (a) borrowed, to the extent that immediately after giving effect to such borrowing, loans in excess of 30% of the total commitments under the Unsecured Revolving Credit Facility would be outstanding, or (b) outstanding on the last day of our fiscal quarter, the Unsecured Revolving Credit Facility will require us to (x) maintain a consolidated total net leverage ratio of no more than 4.50 to 1.00, (y) maintain a minimum fixed charge coverage ratio of not less than 2.50 to 1.00, and (z) ensure that, taken together, the Company and the guarantors of the Unsecured Revolving Credit Facility have (i) assets representing not less than 60% of the consolidated total assets of the Company and its subsidiaries (excluding Wise and its subsidiaries while the Wise Notes or the Wise ABL Facility prohibit Wise or such subsidiary from guaranteeing the obligations under the Unsecured Revolving Credit Facility) and (ii) EBITDA representing not less than 75% of the consolidated EBITDA of the Company and its restricted subsidiaries (excluding Wise and its subsidiaries while the Wise Notes or the Wise ABL Facility prohibit Wise or such subsidiary from guaranteeing the obligations under the Unsecured Revolving Credit Facility). Additionally, our European Factoring Agreements contain a group level minimum liquidity covenant that is tested quarterly and requires us to maintain minimum liquidity of at least $50 million.

A failure to comply with our debt covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on our business, results of operations and financial condition. If we default under our indebtedness, we may not be able to borrow additional amounts and our lenders could elect to declare all outstanding borrowings, together with accrued and unpaid interest and fees, to be due and payable, or take other remedial actions. Our indebtedness also contains cross-default provisions, which means that if an event of default occurs under certain material indebtedness, such event of default may trigger an event of default under our other indebtedness. If our indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full and our lenders could foreclose on our pledged assets. See “Item 10. Additional Information–C. Material Contracts.”

Our existing, and any future, variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

A portion of our indebtedness is, and our future indebtedness may be, subject to variable rates of interest, exposing us to interest rate risk. See “Item 10. Additional Information–C. Material Contracts.” If interest rates increase, our debt service obligations on the variable rate indebtedness would increase, resulting in a reduction of our net income that could be significant, even though the principal amount borrowed would remain the same.

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

In addition, our newly-acquired subsidiary Wise provides benefits under a defined benefit pension plan that was frozen in 2007. Declines in interest rates or the value of pension assets or certain other changes could affect the level and timing of required contributions to the pension plan in the future. If future contributions are insufficient to fund the pension plan adequately to cover Wise’s future pension obligations, we could incur cash expenditures and costs materially higher than anticipated. Wise’s pension obligation is calculated annually and is based on several assumptions, including then prevailing conditions, which may change from year to year. In any year, if these assumptions are inaccurate, we could be required to expend greater amounts than anticipated.

Wise also participates in various “multi-employer” pension plans administered by labor unions representing some of its employees. Wise’s withdrawal liability for any multi-employer plan would depend on the extent of the plan’s funding of vested benefits. In the ordinary course of Wise’s renegotiation of collective bargaining agreements with labor unions that maintain these plans, Wise could decide to discontinue participation in a plan, and in that event Wise could face a withdrawal liability. Wise could also be treated as withdrawing from participation in one of these plans if the number of its employees participating in these plans is reduced to a certain degree over certain periods of time. Such reductions in the number of Wise’s employees participating in these plans could occur as a result of changes in Wise’s business operations, such as facility closures or consolidations. Any withdrawal liability could have an adverse effect on our results of operations.

A substantial percentage of our workforce is unionized or covered by collective bargaining agreements that may not be successfully renegotiated.

A significant number of our employees (approximately 80% of our total headcount) are represented by unions or equivalent bodies or are covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Although we believe that we will be able to successfully negotiate new collective bargaining agreements when the current agreements expire, these negotiations may not prove successful, and may result in a significant increase in the cost of labor, or may break down and result in the disruption or cessation of our operations.

We could experience labor disputes and work stoppages that could disrupt our business and have a negative impact on our financial condition and results of operations.

From time to time, we may experience labor disputes and work stoppages at our facilities. For example, we experienced work stoppages and labor disturbances at our Ravenswood facility in 2012 in conjunction with the renegotiation of the collective bargaining agreement. Additionally, we experienced work stoppages and labor disturbances at our Issoire and Neuf-Brisach facilities in November 2013 and resumed normal operations in early December 2013. Existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future. Any such stoppages or disturbances may have a negative impact on our financial condition and results of operations by limiting plant production, sales volumes, profitability and operating costs.

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

If we do not adequately maintain and continue to evolve our financial reporting and internal controls (which could result in higher operating costs), we may be unable to accurately report our financial results or prevent fraud.

We will need to continue to improve existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future, especially because we lack a long history of operations as a standalone entity. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures and controls, or the obsolescence of existing financial control systems, could harm our ability to accurately forecast sales demand and record and report financial and management information on a timely and accurate basis.

Although Wise, as a private company, was not subject to reporting under the Sarbanes-Oxley Act of 2002, during its prior audits through 2014, Wise concluded that it had a material weakness starting in 2006 relating to the financial close and review process and sufficiency and training of its financial reporting staff, which remained through 2014. During its 2014 audit, Wise concluded that it had an additional material weakness relating to inadequate and non-timely communication between its operations and accounting departments. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Wise engaged in ongoing remediation of the material weaknesses by hiring additional financial staff, and reviewed and updated scheduling and planning protocols to ensure compliance with financial reporting deadlines. However, as of December 31, 2014, all these weaknesses were not yet remediated. There can be no assurance as to when or whether we will able to remediate any remaining material weaknesses in Wise’s internal control over financial reporting.

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

Our success depends in part upon our proprietary technology and processes. We believe that our intellectual property has significant value and is important to the marketing of our products and maintaining our competitive advantage. Although we attempt to protect our intellectual property rights both in the United States and in foreign countries through a combination of patent, trademark, trade secret and copyright laws, as well as through confidentiality and nondisclosure agreements and other measures, these measures may not be adequate to fully protect our rights. For example, we have a presence in China, which historically has afforded less protection to intellectual property rights than the United States. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

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

Interruptions in or failures of our information systems, or failure to protect our information systems against cyber-attacks or information security breaches, could have a material adverse effect on our business.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our business, data, accounting, financial reporting, communications, supply chain, order entry and fulfillment and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer.

In addition, Wise recently completed the implementation of an SAP system, which replaced its old accounting and management systems. This implementation poses several challenges relating to, among other things, training of personnel, communication of new rules and procedures, changes in corporate culture, migration of data and the potential instability of the new system. There can be no assurances that the new SAP system will be successful or result in the anticipated benefits to our business operations or that it will be successfully integrated into our information systems.

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

Our operations are subject to federal, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. At December 31, 2014, we had close-down and environmental restoration costs provisions of €47 million. Future environmental regulations or more aggressive enforcement of existing regulations could impose stricter compliance requirements on us and on the industries in which we operate. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance. Additionally, evolving regulatory standards and expectations can result in increased litigation and/or increased costs. There are also no assurances that newly discovered conditions, or new or more aggressive enforcement of applicable environmental requirements, or any failure by counterparties to perform indemnification obligations, will not have a material adverse effect on our business.

Financial responsibility for contaminated property can be imposed on us where current operations have had an environmental impact. Such liability can include the cost of investigating and remediating contaminated soil or ground water, financial assurance, fines and penalties sought by environmental authorities, and damages arising out of personal injury, contaminated property and other toxic tort claims, as well as lost or impaired natural resources. Certain environmental laws impose strict, and in certain circumstances joint and several, liability for certain kinds of matters, such that a person can be held liable without regard to fault for all of the costs of a matter regardless of legality at the time of conduct and even though others were also involved or responsible.

Our newly acquired subsidiary Wise is subject to or party to certain environmental claims and matters and there can be no assurances that those matters will be resolved favorably or that such matters will not adversely affect our business, financial condition and results of operations.

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

We maintain property, casualty and workers’ compensation insurance, but such insurance does not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including but not limited to, liabilities for breach of contract, environmental compliance or remediation. In addition, from time to time, various types of insurance for companies in our industries have not been available on commercially acceptable terms or, in some cases, have not been available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

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

Our historical financial information presented in this report may not be representative of future results and our relatively short history operating as a standalone company may pose some challenges.

Due to inherent uncertainties of our business, the historical financial information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future as past performance is not necessarily an indicator of future performance. In addition, we have a relatively short history operating as a standalone company which may pose some operational challenges to our management. Our management team has faced and could continue to face operational and organizational challenges and costs related to operating as a standalone company, such as continuing to establish various corporate functions, formulating policies, preparing standalone financial statements and continued integration of the management team. These challenges may divert their attention from running our core business or otherwise materially adversely affect our operating results.

We are a foreign private issuer under the U.S. securities laws within the meaning of the New York Stock Exchange (“NYSE”) rules. As a result, we qualify for and rely on exemptions from certain corporate governance requirements and may rely on other exemptions available to us in the future.

As a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE, including the NYSE requirements that (i) a majority of the board of directors consists of independent directors; (ii) the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Foreign private issuers are also exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to file quarterly reports on Form 10-Q and to distribute a proxy statement pursuant to Exchange Act Section 14 in connection with the solicitation of proxies for shareholder meetings.

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

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer could be significantly more than costs we incur as a foreign private issuer.

If we were not a foreign private issuer, we would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, including proxy statements pursuant to Section 14 of the Exchange Act. These SEC disclosure requirements are more detailed and extensive than the forms available to a foreign private issuer. In addition, our directors, officers and 10% owners would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act. We could also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs.

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

We do not comply with all the provisions of the Dutch Corporate Governance Code which could affect your rights as a shareholder.

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

Our transformation into a public company may significantly increase our operating costs and disrupt the regular operations of our business.

Prior to our IPO in May 2013, our business historically operated as a privately owned company, and therefore we have since incurred and expect to continue to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded ordinary shares. We have incurred and will continue to incur increased costs or costs that we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, directors and officers liability insurance, investor relations and various other costs of a public company. The additional demands associated with being a public company may also disrupt the regular operations of our business by diverting the attention of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to identify and complete business opportunities and increasing the difficulty we face in both retaining professionals and managing and growing our businesses. Any of these effects could materially harm our business, results of operations and financial condition.

We also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, as well as rules implemented by the SEC and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have a material adverse impact on our ability to recruit and bring on qualified independent directors.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. In addition, the sale of our ordinary shares by our officers and directors in the public market, or the perception that such sales may occur, could cause the market price of our ordinary shares to decline. Prior to the completion of our IPO, we amended our memorandum and articles of association (the “Amended and Restated Articles of Association”) to provide authorization to issue up to 398,500,000 Class A ordinary shares and 1,500,000 Class B ordinary shares. A total of 104,918,946 Class A ordinary shares and 108,109 Class B ordinary shares are outstanding as of December 31, 2014. We may issue ordinary shares or other securities from time to time as consideration for, or to finance, future acquisitions and investments or for other capital needs. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our ordinary shares. If any such acquisition or investment is significant, the number of ordinary shares or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial and may result in additional dilution to our shareholders. We may also grant registration rights covering ordinary shares or other securities that we may issue in connection with any such acquisitions and investments.

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

In addition, because certain of our products may have applications in the defense sector, we may be subject to rules and regulations in France and other jurisdictions that could impede or discourage a takeover or other change in control of Constellium or its subsidiaries. In particular, Constellium supplies aluminium alloy products, such as plates, sheets, profiles, tubes and castings, and related services and R&D activities in connection with aerospace and defense programs in France. As a result, a controlling investment in Constellium or certain of its French subsidiaries, or the purchase of assets constituting a business that produces products or provides services with applications in the defense sector, by a company or individual that is considered to be foreign or non-resident in France may be subject to the French Monetary and Financial Code, which requires prior authorization of the French Ministry of Economy.

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

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court. However, under current practice, the courts of the Netherlands may be expected to render a judgment in accordance with the judgment of the relevant United States court, provided that such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction on the basis of internationally accepted grounds of jurisdictions, (ii) has not been rendered in violation of elementary principles of fair trial, (iii) is not incompatible with (a) a prior judgment of a Netherlands court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is not capable of being recognized in the Netherlands. It is uncertain whether this practice extends to default judgments as well.

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

Risks Relating to the Wise Acquisition

We may fail to achieve the estimated synergies and other expected benefits of the Wise Acquisition and/or to integrate Wise successfully.

We may be unable to achieve the strategic, operational, financial and other benefits, and/or the resulting estimated synergies, contemplated with respect to the Wise Acquisition to the full extent expected or in a timely manner. The integration of Wise into our operations will be a complex and lengthy endeavor, and to the extent that we are not as successful as expected in integrating Wise, the cost savings, synergies, accretion to earnings, increased shipments and other anticipated benefits and opportunities from the Wise Acquisition may not be fully realized or may take longer to realize than expected.

The process of integrating Wise into our operations will be time-consuming and expensive and may disrupt the business of the combined company. Difficulties, costs and delays could be encountered with respect to:

•	Combining the companies’ operations and systems, which could lead to the combined company not achieving the synergies we anticipate;

•	The diversion of management’s attention from ongoing business concerns and other strategic opportunities;

•	The retention of key employees and management;

•	Disruptions and uncertainty surrounding our relationships with customers and suppliers;

•	The implementation of disclosure controls, internal controls and financial reporting systems at Wise to enable the combined company to comply with the requirements of IFRS and U.S. securities laws and regulations required as a result of the combined company’s status as a reporting company under the Exchange Act;

•	The coordination of geographically separate organizations;

•	Possible tax costs or inefficiencies associated with integrating the operations of the combined company;

•	Wise’s existing indebtedness that restrict transactions with affiliates (including transactions between Constellium and Wise following the consummation of the Wise Acquisition) or require that such transactions be on arm’s-length terms.

We may experience or be exposed to unknown or unanticipated issues, expenses, and liabilities as a result of the Wise Acquisition.

As a result of the Wise Acquisition, we may be exposed to unknown or unanticipated costs or liabilities, such as undisclosed liabilities of Wise, including those relating to environmental matters, for which we, as successor owner, may be responsible. Such unknown or unanticipated issues, expenses, and liabilities could have an adverse effect on our business, financial results and cash flows.

As a result of the Wise Acquisition, we may not be able to retain key personnel or recruit additional qualified personnel and may experience disruptions and uncertainty surrounding our relationships with existing and future customers and suppliers.

We are highly dependent on the continuing efforts of our senior management team and other key personnel. As a result of the Wise Acquisition, our current and prospective employees, including Wise employees, could experience uncertainty about their future roles and relationships with Constellium and Wise. This uncertainty may adversely affect our ability to attract and retain current and prospective key management, sales, marketing and technical personnel, and may cause disruptions in our relationships with existing and future customers and suppliers. Any failure to attract and retain key personnel, including Wise employees, or disruption in our relationships with customers and suppliers, including customers and suppliers of Wise, could have a material adverse effect on our business after consummation of the Wise Acquisition. We do not maintain “key person” insurance covering any member of our management team.

The consummation of the Wise Acquisition could also cause disruptions in and create uncertainty surrounding our and Wise’s relationships with existing and future customers and suppliers. Such customers and suppliers may, in response to the consummation of the Wise Acquisition, delay or defer contracting decisions, or may not remain as customers and suppliers following the completion of the Wise Acquisition. Change of control provisions in certain of Wise’s contracts may have given customers the right to terminate or change the terms of those contracts as a result of the Wise Acquisition. The loss of significant customers or suppliers could have a material and adverse effect on our business prospects, results of operations and financial condition.

The beverage can sheet industry is competitive, and Wise’s competitors have greater resources and product and geographic diversity than Wise does.

The market for beverage can sheet products is competitive. Wise’s competitors have market presence, operating capabilities and financial and other resources that are greater than those of Wise. They also have greater product and geographic diversity than Wise. Because of their greater resources and product and geographic diversity, these competitors may have an advantage over Wise in their abilities to research and develop technology, pursue acquisition, investment and other business opportunities, market and sell their products and services, capitalize on market opportunities, enter new markets and withstand business interruptions or adverse global economic conditions. There are no assurances that we will be able to compete successfully in these circumstances.

In addition, Wise is subject to competition from non-aluminium sources of packaging, such as plastics and glass. Consumer demand and preferences also impact customer selection of packaging materials. While we believe that the recyclability of aluminium, coupled with increasing consumer focus on resource conservation, may reduce the impact of competition from certain alternative packaging sources, there is no guaranty that such competition will be reduced.

Item 4. Information on the Company

A. History and Development of the Company

Constellium Holdco B.V. (formerly known as Omega Holdco B.V.) was incorporated as a Dutch private limited liability company on May 14, 2010. Constellium Holdco B.V. was formed to serve as the holding company for various entities comprising the Alcan Engineered Aluminum Products business unit (the “AEP Business”), which Constellium acquired from affiliates of Rio Tinto on January 4, 2011 (the “Acquisition”). On May 21, 2013, Constellium Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium N.V. Any references to Dutch law and the Amended and Restated Articles of Association are references to Dutch law and the articles of association of the Company as applicable following the conversion. On May 29, 2013, we completed our initial public offering.

The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands, and our telephone number is +31 20 654 97 80. The address for our agent for service of process in the United States is Corporation Service Company, 80 State Street, Albany, NY 12207-2543, and its telephone number is (518) 433-4740.

B. Business Overview

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the aerospace, packaging and automotive end-markets. We have a strategic footprint of manufacturing facilities located in the United States, Europe and China. Our business model is to add value by converting aluminium into semi-fabricated products. We believe we are the supplier of choice to numerous blue-chip customers for many value-added products with performance-critical applications. Our product portfolio commands higher margins as compared to less differentiated, more commoditized fabricated aluminium products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

As of December 31, 2014, we operated 22 production facilities, 10 administrative and commercial sites, one R&D center and are building one new facility in our joint venture with UACJ in Bowling Green, USA. We have approximately 8,900 employees. We believe our portfolio of flexible and integrated facilities is among the most technologically advanced in the industry. It is our view that our established presence in the United States and Europe and our presence in China strategically position us to service our global customer base. We believe our well-invested facilities combined with more than 50 years of manufacturing experience, quality and innovation and pre-eminent R&D capabilities have put us in a leadership position in our core markets.

We seek to sell to end-markets that have attractive characteristics for aluminium, including (i) higher margin products, (ii) stability through economic cycles, and (iii) favorable growth fundamentals supported by customer order backlogs in aerospace and substitution trends in automotive and European can sheet. As of 2014, we are the leading global supplier of aluminium aerospace plates, believe that we are the second largest provider of aluminium automotive structures globally, and a leading European supplier of can body stock. Our unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our relationships with our top 20 customers average over 25 years. Our customer base includes market leading firms in aerospace, automotive, and packaging, such as Airbus, Boeing, Rexam PLC (“Rexam”), Ball Corporation, Crown Holdings, Inc. and several premium automotive original equipment manufacturers (“OEMs”), including BMW AG, Mercedes-Benz and Volkswagen AG. We believe that we are a “mission critical” supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers.

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

For the years ended December 31, 2014, 2013 and 2012, we shipped approximately 1,062kt, 1,025kt and 1,033 kt of finished products, generated revenues of €3,666 million, €3,495 million and €3,610 million, generated net income of €54 million, €100 million and €141 million, respectively, and generated Adjusted EBITDA of €275 million, €280 million and €223 million, respectively. The financial performance for the year ended December 31, 2014 represented a 4% increase in shipments, a 5% increase in revenues and a 2%

decrease in Adjusted EBITDA from the prior year. Please see the reconciliation of Adjusted EBITDA in “Item 5. Operating and Financial Review and Prospects–Segment Results.”

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

Recent Developments

On October 3, 2014, we announced that Constellium had signed an agreement (the “Unit Purchase Agreement”) to acquire (the “Wise Acquisition”) from Wise Metals Holdings LLC (the “Seller”) all of the issued and outstanding membership interests of Wise Metals Intermediate Holdings LLC (“Wise”). Wise is a major producer of aluminium beverage can sheet in North America, serving some of the largest brewers and soft drink bottlers in North America and shipping to the largest North American can manufacturers. Its business strategy seeks to capitalize on its technologically-advanced, low-cost and efficient five million square foot facility in Muscle Shoals, Alabama, which is one of only five beverage can sheet facilities in North America. Wise currently has an estimated 530 kt of annual aluminium sheet capacity based on its current product mix and specifications. The Wise Acquisition closed on January 5, 2015.

During the year ended December 31, 2014, Wise shipped 392 kt of beverage can sheet and trailer roof coil to its customers and generated net sales of $1,322 million. Had the acquisition of Wise taken place as of January 1, 2014, our revenues and shipments for the year ended December 31, 2014 would have been €4,663 million and 1,454 kt, respectively on a combined basis.

In April 2015, the Company announced its decision to build a second Body-in-White finishing line in North America to further support the growing demand for aluminium from the U.S. automotive industry. The investment is expected to reach $160 million and is part of our anticipated $750 million strategic investment plan to increase Constellium’s BiW production capacity by 2022. The location of the 100,000 metric tons BiW finishing line which is due to start production in early 2018 has not yet been decided and will be announced in due course, pending final business considerations.

Table: Overview of Operating Segments (as of December 31, 2014)

	Aerospace & Transportation	Packaging & Automotive Rolled Products	Automotive Structures & Industry
Commercial and Manufacturing Sites	• 12 (France, United States, Switzerland, Italy, China, Japan, South Korea, Singapore)	• 3 (France, Germany, Switzerland)	• 15 (France, Germany, Switzerland, Czech Republic, Slovakia, United States, China)

Employees (as of December 31, 2014)	• 3,681	• 1,978	• 2,494

Key products	• Aerospace plates and sheets • Aerospace wingskins • Plates for general engineering • Sheets for transportation applications	• Can Body Stock • Can End Stock • Closure Stock • Auto Body Sheet • Heat Exchangers • Specialty reflective sheet (Bright)	• Extruded products including: • Soft alloys • Hard alloys • Large profiles • Automotive structures

Key customers	• Aerospace: Airbus, Boeing, Embraer, Dassault, Bombardier, Lockheed Martin • Transportation, Industry and Defense: Ryerson, ThyssenKrupp, FreightCar America, Amari	• Packaging: Rexam, Can-Pack, Ball, Crown, Amcor, Ardagh Group, Thyssen • Automotive: Daimler, Audi, Volkswagen, Valeo, Peugeot S.A.	• Automotive: Audi, BMW Group, Daimler, Porsche, General Motors, Ford, Benteler, Peugeot S.A., Chrysler, Fiat, JLR, Opel • Rail: Stadler, CAF

Key facilities	• Ravenswood (USA) • Issoire (FR) • Sierre (CH)	• Neuf-Brisach (FR) • Singen (DE)	• Děčín (CZ) • Levice (SK) • Gottmadingen (DE)

Our Operating Segments

Our business is organized into three operating segments: (i) Aerospace & Transportation, (ii) Packaging & Automotive Rolled Products, and (iii) Automotive Structures & Industry.

Operating Segment	Products	Description
Aerospace & Transportation	Rolled Products	Includes the production of rolled aluminium products for the aerospace market, as well as rolled products for transport, industry and defense end-uses. We produce aluminium plate, sheet and fabricated products in our European and North American facilities. Substantially all of these aluminium products are manufactured to specific customer requirements using direct-chill ingot cast technologies that allow us to use and offer a variety of alloys and products.

Packaging & Automotive Rolled Products	Rolled Products	Includes the production of rolled aluminium products in our French and German facilities. We supply the packaging market with can stock and closure stock for the beverage and food industry, as well as foil stock for the flexible packaging market. In addition we supply products for a number of technically sophisticated applications such as automotive sheet, heat exchangers, and sheet and coils for the building and constructions markets.

Automotive Structures & Industry	Extrusions	Includes the production of hard and soft aluminium alloy extruded profiles in Germany, France, the Czech Republic and Slovakia. Our extruded products are targeted at high demand end-uses in the automotive, engineering, building and construction and other transportation markets (rail and shipbuilding). In addition, we fabricate highly advanced crash-management systems in Germany, the United States and China.

The following charts present our revenues by operating segment and geography for the year ended December 31, 2014:

[1]	Revenue by geographic zone is based on the destination of the shipment

Aerospace & Transportation Operating Segment

Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminium and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and precision casting products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. The Aerospace & Transportation operating segment accounted for 32% of our revenues and 33% of Adjusted EBITDA for the year ended December 31, 2014.

Seven of our manufacturing facilities produce products that are sold via our Aerospace & Transportation operating segment. Our aerospace plate manufacturing facilities in Ravenswood (West Virginia, United States), Issoire (France) and Sierre (Switzerland) offer the full spectrum of plate required by the aerospace industries (alloys, temper, dimensions, pre-machined) and have unique capabilities such as producing some wide and very high gauge plates required for some aerospace programs (civil and commercial).

Downstream aluminium products for the aerospace market require relatively high levels of R&D investment and advanced technological capabilities, and therefore tend to command higher margins compared to more commoditized products. We work in close collaboration with our customers to develop highly engineered solutions to fulfill their specific requirements. For example, we developed AIRWARE®, a lightweight specialty aluminium-lithium alloy, for our aerospace customers to address increasing demand for lighter and more environmentally sound aircraft.

Aerospace products are typically subject to long development and supply lead times and the majority of our contracts with our largest aerospace customers have a term of five years or longer, which provides excellent volume and profitability visibility. In addition, demand for our aerospace products typically correlates directly with aircraft backlogs and build rates. As of December 2014, the backlog reported by Airbus and Boeing for commercial aircraft reached 12,175 units on a combined basis, representing approximately 9 years of production at the current build rates.

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

The following table summarizes our volume, revenues and Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2014	2013	2012
Aerospace & Transportation:
Segment Revenues	1,192	1,197	1,182
Segment Shipments (kt)	238	244	224
Segment Revenues (€/ton)	5,008	4,906	5,277
Segment Adjusted EBITDA(1)	91	120	106
Segment Adjusted EBITDA(€/ton)	380	491	472
Segment Adjusted EBITDA margin	8%	10%	9%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Packaging & Automotive Rolled Products Operating Segment

In our Packaging & Automotive Rolled Products operating segment, we produce and develop customized aluminium sheet and coil solutions. Approximately 80% of operating segment volume for the year ended December 31, 2014 was in packaging rolled products, which primarily include beverage and food can stock as well as closure stock and foil stock. Twenty percent of operating segment volume for that period was in automotive and specialty and other thin-rolled products, which include technologically advanced products for the automotive and industrial sectors. Our Packaging & Automotive Rolled Products operating segment accounted for 43% of revenues and 43% of Adjusted EBITDA for the year ended December 31, 2014.

As of December 2014, we are the leading European supplier of can body stock and the leading worldwide supplier of closure stock. We are also a major European player in automotive rolled products for Auto Body Sheet (the structural framework of a car), and heat exchangers. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive firms and global industrial companies. Our customer base includes Rexam, Audi AG, Daimler AG, Peugeot S.A., Ball Corporation, Can-Pack S.A., Crown Holdings, Inc., Alanod GmbH & Co. KG, Ardagh Group S.A., Amcor Ltd. and ThyssenKrupp AG. Our automotive contracts are usually valid for the lifetime of a model, which is typically six to seven years.

We have two integrated rolling operations located in Europe’s industrial heartland. Neuf-Brisach, our facility on the border of France and Germany, is, in our view, a uniquely integrated aluminium rolling and finishing facility. Singen, located in Germany, is specialized in high-margin niche applications and has an integrated hot/cold rolling line and high-grade cold mills with special surfaces capabilities that facilitate unique metallurgy and lower production costs. We believe Singen has enhanced our reputation in many product areas, most notably in the area of functional high-gloss surfaces for the automotive, lighting, solar and cosmetic industries, other decorative applications, closure stock, paintstock and foilstock.

Our Packaging & Automotive Rolled Products operating segment has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability. According to CRU International Limited (“CRU”), during the 2008-2009 economic crisis, can stock volumes decreased by 10% in 2009 versus 2007 levels as compared to a 24% decline for flat rolled aluminium products volumes in aggregate during the same period. This demonstrates that demand for beverage cans tends to be less correlated with general economic cycles. In addition, we believe European can body stock has an attractive long-term growth outlook due to the following trends: (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) increasing use of aluminium in can body stock in the European market, at the expense of steel, and (iv) increasing consumption in Eastern Europe linked to purchasing power growth.

The following table summarizes our volume, revenues and Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2014	2013	2012
Packaging & Automotive Rolled Products:
Segment Revenues	1,568	1,472	1,554
Segment Shipments (kt)	620	595	606
Segment Revenues (€/ton)	2,529	2,474	2,564
Segment Adjusted EBITDA(1)	118	105	92
Segment Adjusted EBITDA(€/ton)	190	176	153
Segment Adjusted EBITDA margin	8%	7%	6%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Automotive Structures & Industry Operating Segment

Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems (CMS), side impact beams, body structures and cockpit carriers and (ii) soft and hard alloy extrusions and large profiles for automotive, rail, road, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry operating segment accounted for 24% of revenues and 27% of Adjusted EBITDA for the year ended December 31, 2014.

We believe that we are the second largest provider of aluminium automotive structures globally and the leading supplier of hard alloys and large structural profiles for rail, industrial and other transportation markets in Europe. We manufacture automotive structures products for some of the largest European and North American car manufacturers supplying a global market, including Daimler AG, BMW AG, Audi AG, Chrysler Group LLC and Ford Motor Co. We also have a strong presence in soft alloys in France and Germany, with customized solutions for a diversity of end-markets. We recently successfully expanded our Constellium Automotive USA, LLC plant, located in Michigan, which is producing highly innovative crash-management systems for the automotive market. We are also operating a joint venture, Engley Automotive Structures Co., Ltd., which is currently producing aluminium crash-management systems in China.

In early 2014, we launched new aluminium high-strength (CMS) technology designed for the front and the rear of a vehicle for enhanced structural protection in the event of a collision. Our innovative technology enables the production of aluminium CMS that are 15 percent lighter or 10 percent stronger than the current aluminium CMS on the market. The new-generation CMS combine the properties of the 6xxx aluminium alloy family – formability, corrosion resistance, energy absorption, recyclability – with high-strength mechanical performance.

Fifteen of our manufacturing and engineering facilities, located in Germany, the United States, the Czech Republic, Slovakia, France, Switzerland and China, produce products sold in our Automotive Structures & Industry operating segment. We believe our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic both provide security of metal supply and contribute to our recycling efforts.

The following table summarizes our volume, revenues and Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2014	2013	2012
Automotive Structures & Industry:
Segment Revenues	875	805	861
Segment Shipments (kt)	208	191	206
Segment Revenues (€/ton)	4,207	4,215	4,180
Segment Adjusted EBITDA(1)	73	58	46
Segment Adjusted EBITDA(€/ton)	351	311	225
Segment Adjusted EBITDA margin	8%	7%	5%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

For information on the seasonality of our business, see “Item 5. Operating and Financial Review and Prospects—A. Key Factors Influencing Constellium’s Financial Conditions and Results of Operations—Seasonality.”

Our Industry

Aluminium Sector Value Chain

The global aluminium industry consists of (i) mining companies that produce bauxite, the ore from which aluminium is ultimately derived, (ii) primary aluminium producers that refine bauxite into alumina and smelt alumina into aluminium, (iii) aluminium semi-fabricated products manufacturers, including aluminium casters, recyclers, extruders and flat rolled products producers, and (iv) integrated companies that are present across multiple stages of the aluminium production chain.

The price of aluminium, quoted on the LME, is subject to global supply and demand dynamics and moves independently of the costs of many of its inputs. Producers of primary aluminium have limited ability to manage the volatility of aluminium prices and can experience a high degree of volatility in their cash flows and profitability. We do not smelt aluminium, nor do we participate in other upstream activities such as mining or refining bauxite. We recycle aluminium, both for our own use and as a service to our customers.

Rolled and extruded aluminium product prices are generally based on the price of metal plus a conversion fee (i.e., the cost incurred to convert the aluminium into its semi-finished product). The price of aluminium is not a significant driver of our financial performance, in contrast to the more direct relationship of the price of aluminium to the financial performance of primary aluminium producers. Instead, the financial performance of producers of rolled and extruded aluminium products, such as Constellium, is driven by the dynamics in the end markets that they serve, their relative positioning in those markets and the efficiency of their industrial operations.

Aluminium Rolled Products Overview

Aluminium rolled products, i.e., sheet, plate and foil, are semi-finished products that provide the raw material for the manufacture of finished goods ranging from packaging to automotive body panels. The packaging industry is a major consumer of the majority of sheet and foil for making beverage cans, foil containers and foil wrapping. Sheet is also used extensively in transport for airframes, road and rail vehicles, in marine applications, including offshore platforms, and superstructures and hulls of boats and in building for roofing and siding. Plate is used for airframes, military vehicles and bridges, ships and other large vessels and as tooling plate for the production of plastic products. Foil applications outside packaging include electrical equipment, insulation for buildings, lithographic plate and foil for heat exchangers.

Independent aluminium rolled products producers and integrated aluminium companies alike participate in this market. Our rolling process consists of passing aluminium through a hot-rolling mill and then transferring it to a cold-rolling mill, which can gradually reduce the thickness of the metal down to approximately 0.2-6 mm for sheet or plates, which are thicker than 6 mm.

There are three sources of input metal for aluminium rolled or extruded products:

•	Primary aluminium, which is primarily in the form of standard ingot

•	Sheet ingot or rolling slab

•	Extrusion billets

•	Recycled aluminium, which comes either from scrap from fabrication processes, known as recycled process material, or from recycled end products in their end of life phase, such as beverage cans.

We buy various types of metal, including primary metal from smelters in the form of ingots, rolling slabs or extrusion billets, remelted metal from external casthouses (in addition to our own casthouses) in the form of rolling slabs or extrusion billets, production scrap from our customers, and end of life scrap.

Primary aluminium and sheet ingot can generally be purchased at prices set on the LME plus a premium that varies by geographic region on delivery, alloying material, form (ingot or molten metal) and purity.

Recycled aluminium is also an important source of input material and is tied to the LME pricing (typically sold at discounts of up to 20%). Aluminium is indefinitely recyclable and recycling it requires only approximately 5% of the energy required to produce primary aluminium. As a result, in regions where aluminium is widely used, manufacturers and customers are active in setting up collection processes in which used beverage cans and other end-of-life aluminium products are collected for re-melting at purpose-built plants. Manufacturers may also enter into agreements with customers who return recycled process material and pay to have it re-melted and rolled into the same product again.

The following charts illustrate expected global demand for aluminium extruded and rolled products. The expected growth between 2014 and 2019 for the extruded products market and the flat rolled products market is 5.2% and 5.3%, respectively.

Projected Aluminium Demand 2014-2019 (in thousand tons)

The market for aluminium rolled products tends to be less subject to demand cyclicality than the markets for primary aluminium and sheet ingot, which are affected by commodity price movements. A significant share of aluminium rolled products is used in the production of consumer staples, which have historically experienced relatively stable demand characteristics. These factors combine to create an industry that has lower cyclicality than the primary aluminium industry.

As the aluminium rolled products industry is characterized by economies of scale, significant capital investments required to achieve and maintain technological capabilities and demanding customer qualification standards. The service and efficiency demands of large customers have encouraged consolidation among suppliers of aluminium rolled products.

The supply of aluminium rolled products has historically been affected by production capacity, alternative technology substitution and trade flows between regions. The demand for aluminium rolled products has historically been affected by economic growth, substitution trends, down-gauging, cyclicality and seasonality.

Aluminium Extrusions Overview

Aluminium extrusion is a technique used to transform aluminium billets into objects with a definitive cross-sectional profile for a wide range of uses. In the extrusion process, heated aluminium is forced through a die. Extrusions can be manufactured in many sizes and in almost any shape for which a die can be created. The extrusion process makes the most of aluminium’s unique combination of physical characteristics. Its malleability allows it to be easily machined and cast, and yet aluminium is one-third the density and stiffness of steel so the resulting products offer strength and stability, particularly when alloyed with other metals.

Extruded profiles can be produced in solid or hollow form, while additional complexities can be applied using advanced die designs. After the extrusion process, a variety of options are available to adjust the color, texture and brightness of the aluminium’s finish. This may include aluminium anodizing or painting.

Today, aluminium extrusion is used for a wide range of purposes, including components of the transportation and industrial markets. Virtually every type of vehicle contains aluminium extrusions, including cars, boats, bicycles and trains. Home appliances and tools take advantage of aluminium’s excellent strength-to-weight ratio. The increased focus on green building is also leading contractors and architects to use more extruded aluminium products, as aluminium extrusions are flexible and corrosion-resistant. These diverse applications are possible due to the advantageous attributes of aluminium, from its particular blend of strength and ductility to its conductivity, its non-magnetic properties and its ability to be recycled repeatedly without loss of integrity. All of these capabilities make aluminium extrusions a viable and adaptable solution for a growing number of manufacturing needs.

Our Key End-markets

We have a significant presence in the can sheet and packaging end-markets, which have proved to be relatively stable and recession-resilient and the aerospace end-market, which is driven by global demand trends rather than regional trends. Our automotive products are predominantly used in premium models manufactured by the German OEMs, which are not as dependent on the European economy and continue to benefit from rising demand in developing economies, particularly China. For example, CRU International Limited reports that the consumption of automotive body sheet between 2014 and 2024 will have a growth of 28% per annum in North America, 30% per annum in China and 14% per annum in Europe.

Aerospace

Demand for aerospace plates is primarily driven by the build rate of aircrafts, which we believe will be supported for the foreseeable future by (i) necessary replacement of aging fleets by airline operators, particularly in the United States and Western Europe, (ii) increasing global passenger air traffic (the aerospace industry publication The Airline Monitor estimates that global revenue passenger miles will grow at a compound annual growth rate (“CAGR”) of approximately 5.6% from 2014 to 2020) and (iii) “light-weighting” (the substitution for lighter metals) to improve fuel efficiency and address increasingly rigorous environmental requirements. In 2014, Boeing and Airbus predicted respectively approximately 37,000 and 31,000 new aircraft over the next 20 years across all categories of large commercial aircraft. Boeing estimates that between 2013 and 2033, 37% of sales of new airplanes will be to Asia Pacific, 20% to Europe and 21% to North America. By early 2015, both Boeing and Airbus announced they will increase their single aisle build rates from a current 42 aircraft per month to nearly 50 to 60 monthly units by 2018.

Rigid Packaging

Aluminium beverage cans represented approximately 15% of the total European aluminium flat rolled demand by volume in 2014. Aluminium is a preferred material for beverage packaging as it allows drinks to chill faster, can be stacked for transportation and storage more densely than competing formats (such as glass bottles), is highly formable for unique or differentiated branding, and offers the environmental advantage of easy, cost- and energy-efficient recycling. As a result of these benefits, aluminium is displacing glass as the preferred packaging material in certain markets, such as beer. In our core European market, aluminium is replacing steel as the standard for beverage cans. Between 2001 and 2014, we believe that aluminium’s penetration of the European can stock market versus tinplate increased from 58% to 79%. In addition, we are benefitting from increased consumption in Eastern Europe and growth in high margin products such as the specialty cans used for energy drinks.

In addition to expected growth, demand for can sheet has been highly resilient across economic cycles. Between 2007 and 2009, during the economic crisis, European can body stock volumes decreased by less than 9% as compared to a 24% decline for total European flat rolled products volumes.

According to CRU, the aluminium demand for the can stock market in Western and Eastern Europe is expected to grow by 3.1% per year between 2014 and 2019.

Automotive

We supply the automotive sector with flat rolled products out of our Packaging & Automotive Rolled Products operating segment and extrusions and automotive structures out of our Automotive Structures & Industry operating segment.

In our view, the main drivers of automotive sales are overall economic growth, credit availability, consumer prices and consumer confidence. According to I.H.S., light vehicle production is expected to grow from 87 million units in 2014 to 107 million units in 2021 in Europe, Asia and North America. I.H.S. reports that in 2014, 51% of global light vehicles were produced in Asia, 23% were sold in Europe and 19% in North America.

Within the automotive sector, the demand for aluminium has been increasing faster than the underlying demand for light vehicles due to recent growth in the use of aluminium products in automotive applications. We believe a main reason for this is aluminium’s high strength-to-weight ratio in comparison to steel. This light-weighting facilitates better fuel economy and improved emissions performance. As a result, manufacturers are seeking additional applications where aluminium can be used in place of steel and an increased number of cars are being manufactured with aluminium panels and crash management systems. We believe that this trend will continue as increasingly stringent EU and U.S. regulations relating to reductions in carbon emissions, as well as high fuel prices, will force the automotive industry to increase its use of aluminium to “lightweight” vehicles. European Union legislation sets mandatory emission reduction targets for new cars. The EU fleet average target of 130g/km has been set to an average of 65% of each manufacturer’s newly registered cars in 2012. This has risen to 100% in 2015. A shorter phase in period will apply to the target of 95g/km: 95% of each manufacturer’s new cars will have with the limit value curve in 2020, increasing to 100% in 2021. We expect that EU and U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as relatively high fuel prices, will continue to drive aluminium demand in the automotive industry. Whereas growth in aluminium use in vehicles has historically been driven by increased use of aluminium castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs.

We believe that Constellium is one of only a limited number of companies that is able to produce the quality and quantity required by car manufacturers for both flat rolled products and automotive structures, and that we are therefore well positioned to take advantage of these market trends.

Our R&D-focused approach led to the development of a number of innovative automotive product solutions; for example, Constellium worked with Mercedes-Benz to develop an all-aluminium crash management system that reduced the system’s weight by 50%. In 2015, Constellium provides Ford Motor Co. with aluminium structural parts for the all-new Ford F-150 pickup truck that extensively uses high-strength, military-grade, aluminium alloy as a build material (announced after December 31, 2014). In addition, increasing demand for European luxury cars in emerging markets, particularly in China, is expected to enhance the long-term growth prospects for our automotive products given our strong established relationships with the major German car manufacturers, who are particularly well placed in this region.

According to the CRU, the aluminium consumption for the Auto Body market in Western Europe and North America is expected to grow by 23% between 2014 and 2022.1

Managing Our Metal Price Exposure

Our business model is to add value by converting aluminium into semi-fabricated products. It is our policy not to speculate on metal price movements.

For all contracts, we continuously seek to minimize the impact of aluminium price fluctuations in order to protect our net income and cash flows against the London Metal Exchange (the “LME”) price variations of aluminium that we buy and sell, with the following methods:

•	In cases where we are able to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we do not need to employ derivative instruments to further mitigate our exposure, regardless of whether the LME portion of the price is fixed or floating.

•	However, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

[1]	Calculated based on NA Auto Body and Western Europe Auto Body.

•	For a small portion of our volumes, the aluminium is owned by our customers and we bear no aluminium price risk.

We mark-to-market derivatives at the period end giving rise to unrealized gains or losses which are classified as “other gains/(losses)—net”. These unrealized gains/losses have no bearing on the underlying performance of the business and are removed when calculating Adjusted EBITDA.

Sales and Marketing

Our sales force is based in Europe (France, Germany, Czech Republic, United Kingdom, Switzerland and Italy), the United States and Asia (Tokyo, Shanghai, Seoul, and Singapore). We serve our customers either directly or through distributors.

Raw Materials and Supplies

Our primary metal supply is secured through long-term contracts with several upstream companies, including affiliates of Rio Tinto. In addition, approximately two-thirds of our slab supply is produced in our casthouses. All of our top 10 suppliers have been long-standing suppliers to our plants (in many cases for more than 10 years) and in aggregate accounted for approximately 45% of our total purchases for the year ended December 31, 2014. We typically enter into multi-year contracts with these metal suppliers pursuant to which we purchase various types of metal, including:

•	Primary metal from smelters or metal traders in the form of ingots, rolling slabs or extrusion billets.

•	Remelted metal in the form of rolling slabs or extrusion billets from external casthouses, as an addition to our own casthouses.

•	Production scrap from customers and scrap traders.

•	End-of-life scrap (e.g. used beverage cans) from customers, collectors and scrap traders.

•	Specific alloying elements and primary ingots from producers and metal traders.

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

Our Customers

Our customer base includes some of the largest leading manufacturers in the aerospace, packaging and automotive end-markets. We have a relatively diverse customer base with our 10 largest customers representing approximately 46% of our revenues and approximately 51% of our volumes for the year ended December 31, 2014. The average length of our relationships with each of our top 20 customers exceeds 25 years, and in some cases goes back as far as 40 years, particularly with our aerospace and packaging customers.

Most of our major packaging, aerospace and automotive customers have multi-year contracts with us (i.e., contracts with terms of three to five years). We estimate that approximately 58% of our volumes for 2014 were generated under multi-year contracts, more than 53% were governed by contracts valid until 2015 or later and more than 43% were governed by contracts valid until 2016 or later. In addition, more than 57% of our packaging volumes are contracted through 2017. This provides us with significant visibility into our future volumes and earnings.

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

The first phase of our Lean program aimed to establish a culture of continuous improvement to accelerate our performance, increase our capacity and build a robust company; Constellium sites achieved this by improving on various areas as standardization of visual management tools, management routines or customer satisfaction. Henceforth, to move forward, we choose to pursue with a second phase which put quality, delivery performance, safety along with employee development at the top of the agenda. Phase 2 of the program will last until the end of 2019.

Competition

The worldwide aluminium industry is highly competitive and we expect this dynamic to continue for the foreseeable future. We believe the most important competitive factors in our industry are: product quality, price, timeliness of delivery and customer service, geographic coverage and product innovation. Aluminium competes with other materials such as steel, plastic, composite materials and glass for various applications. Our key competitors in our Aerospace & Transportation operating segment are Alcoa Inc., Aleris International, Inc., Kaiser Aluminum Corp., Austria Metall AG, and Universal Alloy Corporation. Our key competitors in our Packaging & Automotive Rolled Products operating segment are Novelis Inc., Norsk Hydro ASA, Alcoa, Inc., and Sapa AB. Our key competitors in our Automotive Structures & Industry operating segment are Norsk Hydro ASA, Sapa AB, Alcoa, Inc., Sankyo Tateyama, Inc., Eural Gnutti S.p.A., Otto Fuchs KG, Impol Aluminium Corp., Benteler International AG and YKK.

Research and Development

We believe that our research and development capabilities coupled with our integrated, long-standing customer relationships create a distinctive competitive advantage versus our competition. Our R&D center is based in Voreppe, France and provides services and support to all of our facilities. The R&D center focuses on product and process development, provides technical assistance to our plants and works with our customers to develop new products. In developing new products, we focus on increased performance that aims to lower the total cost of ownership for the end users of our products, for example, by developing materials that decrease maintenance costs of aircraft or increase fuel efficiency in cars. As of December 31, 2014, the research and development center employs 251 employees, including approximately 89 scientists and 84 technicians.

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

We invested €38 million in research and development in the year ended December 31, 2014, €36 million in the year ended December 31, 2013, and €36 million in the year ended December 31, 2012.

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

We actively review intellectual property arising from our operations and our research and development activities and, when appropriate, apply for patents in the appropriate jurisdictions. We currently hold approximately 160 active patent families and regularly apply for new ones. While these patents and patent applications are important to the business on an aggregate basis, we do not believe any single patent family or patent application is critical to the business.

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

Insurance

We have implemented a corporate-wide insurance program consisting of both corporate-wide master policies with worldwide coverage and local policies where required by applicable regulations. Our insurance coverage includes: (i) property damage and business interruption; (ii) general liability including operation, professional, product and environment liability; (iii) aviation product liability; (iv) marine cargo (transport); (v) business travel and personal accident; (vi) construction all risk (EAR/CAR); (vii) automobile liability and motor contingency (France); (viii) trade credit; and (ix) other specific coverages for executive risk, crime, employment and business practice liability.

We believe that our insurance coverage terms and conditions are customary for a business such as Constellium and are sufficient to protect us against catastrophic losses.

We also purchase and maintain insurance on behalf of our directors and officers (D&O).

Governmental Regulations and Environmental, Health and Safety Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety. Our operations involve the use, handling, storage, transportation and disposal of hazardous substances, and accordingly we are subject to extensive federal, state and local laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. In addition, prior operations at certain of our properties have resulted in contamination of soil and groundwater which we are required to investigate and remediate pursuant to applicable environmental, health and safety (“EH&S”) laws. Environmental compliance at our key facilities is overseen by the Direction Régionale de l’Environnement de l’Aménagement et du Logement in France, the Umweltbundesamt in Germany, the Service de la Protection de l’Environnement du Canton du Valais in Switzerland, the West Virginia Department of Environmental Protection and the Kentucky Department for Environmental Protection in the United States, the Regional Authority of the Usti Region in the Czech Republic, the Slovenká Inšpekcia životného prostredia in Slovakia, and the Environmental Monitoring Agency in China. Violations of EH&S laws, and remediation obligations arising under such laws, may result in restrictions being imposed on our operating activities as well as fines, penalties, damages or other costs. Accordingly, we have implemented EH&S policies and procedures to protect the environment and ensure compliance with these laws, and incorporate EH&S considerations into our planning for new projects. We perform regular risk assessments and EH&S reviews. We closely and systematically monitor and manage situations of noncompliance with EH&S laws and cooperate with authorities to redress any noncompliance issues. We believe that we have made adequate reserves with respect to our remediation obligations. Nevertheless, new regulations or other unforeseen increases in the number of our non-compliant situations may impose costs on us that may have a material adverse effect on our financial condition, results of operations or liquidity.

Our operations also result in the emission of substantial quantities of carbon dioxide, a greenhouse gas that is regulated under the EU’s Emissions Trading System (“ETS”). Although compliance with ETS to date has not resulted in material costs to our business, compliance with ETS requirements currently being developed for the 2013-2020 period, and increased energy costs due to ETS requirements imposed on our energy suppliers, could have a material adverse effect on our business, financial condition or results of operations. We may also be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities.

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

We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate close down and environmental restoration costs provisions at December 31, 2014 were €47 million. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.

We have incurred, and in the future will continue to incur, operating expenses related to environmental compliance. As part of the general capital expenditure plan, we expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts.

Litigation and Legal Proceedings

From time to time, we are party to a variety of claims and legal proceedings that arise in the ordinary course of business. The Company is currently not involved, nor has it been involved during the twelve-month period immediately prior to the date of this Annual Report, in any governmental, legal or arbitration proceedings which may have or have had a significant effect on the Company’s business, financial position or profitability, and the Company is not aware of any such proceedings which are currently pending or threatened. From time to time, asbestos-related claims are also filed against us, relating to historic asbestos exposure in our production process. Constellium has implemented internal controls to comply with applicable environmental law. We have made reserves for potential occupational disease claims in France of €6 million as of December 31, 2014, which we believe are adequate. It is not anticipated that any of our currently pending litigation and proceedings will have a material effect of on the future results of the Company.

C. Organizational Structure

The following diagram summarizes our corporate entity structure as of December 31, 2014, including our significant subsidiaries. The diagram also includes subsidiaries acquired or created in connection with the Wise Acquisition on January 5, 2015:

D. Property, Plants and Equipment

At December 31, 2014, we operated 22 production sites serving both global and local customers, including six major facilities, and one world class R&D center. Our top six sites (Ravenswood, Neuf-Brisach, Issoire, Singen, Děčín and Sierre) make up a total of approximately 990,000 square meters. A summary of the six major facilities and our R&D center is provided below:

•	The Ravenswood, West Virginia facility has significant assets for producing aerospace plates and is a recognized supplier to the defense industry. The facility has wide-coil capabilities and stretchers that make it the only facility in the world capable of producing plates of a size needed for the largest commercial aircraft. We spent approximately €40 million in the two-year period ended December 31, 2014 on significant equipment upgrades (including a hot mill and new state-of-the-art stretcher), which are in the completion stages.

•	The Issoire, France facility is one of the world’s two leading aerospace plate mills based on volumes. It contains our AIRWARE® industrial casthouse and currently uses recycling capabilities to take back scrap along the entire fabrication chain. Issoire works as an integrated platform with Ravenswood, providing a significant competitive advantage for us as a global supplier to the aerospace industry. We invested €67 million in the facility in the two-year period ended December 31, 2014.

•	The Neuf-Brisach, France facility is an integrated aluminium rolling, finishing and recycling facility in Europe. Our recent investments in a can body stock slitter and recycling furnace has enabled us to secure long-term can stock contracts. Additionally, the facility’s automotive furnace has allowed it to become a significant supplier of aluminium Auto Body Sheet in the automotive market. We invested €87 million in the facility in the two-year period ended December 31, 2014.

•	The Děčín, Czech Republic facility is a large extrusion facility, mainly focusing on hard alloy extrusions for industrial applications, with significant recycling capabilities. It is located near the German border, strategically positioning it to supply the German OEMs. Its integrated casthouse allows it to offer high value-add customized hard alloys to our customers. We invested €13 million in the facility in the two-year period ended December 31, 2014. The investment includes a new small lot size casthouse complemented with a recycling facility and extrusion line that will increase production of hard alloys tubes and bars by almost 10,000 tons per year expanding our capabilities to serve the automotive market.

•	The Singen, Germany facility has one of the largest extrusion presses in the world as well as advanced and highly productive integrated bumper manufacturing lines. We recently invested in a new state-of-the-art 40 MegaNewton automotive extrusion press. We invested €15 million in the facility in the two-year period ended December 31, 2014. The rolling part has industry leading cycle times and high-grade cold mills with special surfaces capabilities.

•	The Sierre, Switzerland facility is dedicated to precision plates for general engineering, aero plates and slabs and is a leading supplier of extruded products for high-speed train railway manufacturers and a wide range of applications. The Sierre facility includes the Steg casthouse that produces automotive, general engineering and aero slabs and the Chippis casthouse that has the capacity to produce non-standard billets and a wide range of extrusions. Its recent qualification as an aerospace plate and slabs plant increases our aerospace production and will help us to support the increased build rates of commercial aircraft OEMs. We invested €20 million in the facility in the two-year period ended December 31, 2014.

Our production facilities are listed below by operating segment:

Operating Segment	Location	Country	Owned/Leased
Aerospace & Transportation	Ravenswood, WV	United States	Owned
Aerospace & Transportation	Carquefou	France	Owned
Aerospace & Transportation	Issoire	France	Owned
Aerospace & Transportation	Montreuil-Juigné	France	Owned
Aerospace & Transportation	Ussel	France	Owned
Aerospace & Transportation	Steg	Switzerland	Owned
Aerospace & Transportation	Sierre	Switzerland	Owned
Packaging & Automotive Rolled Products	Biesheim, Neuf-Brisach	France	Owned
Packaging & Automotive Rolled Products	Singen	Germany	Owned/Leased(1)
Automotive Structures & Industry	Novi, MI	United States	Leased
Automotive Structures & Industry	van Buren, MI	United States	Leased
Automotive Structures & Industry	Changchun, Jilin Province (JV)	China	Leased
Automotive Structures & Industry	Kunshan, Jiangsu Province (JV)	China	Leased
Automotive Structures & Industry	Děčín	Czech Republic	Owned
Automotive Structures & Industry	Nuits-Saint-Georges	France	Owned
Automotive Structures & Industry	Burg	Germany	Owned
Automotive Structures & Industry	Crailsheim	Germany	Owned
Automotive Structures & Industry	Neckarsulm	Germany	Owned
Automotive Structures & Industry	Gottmadingen	Germany	Owned
Automotive Structures & Industry	Landau/Pfalz	Germany	Owned
Automotive Structures & Industry	Singen	Germany	Owned
Automotive Structures & Industry	Levice	Slovakia	Owned
Automotive Structures & Industry	Chippis	Switzerland	Owned
Automotive Structures & Industry	Sierre	Switzerland	Owned

(1)	While a majority of the land is owned by us, certain plots of land are subject to a lease agreement.

The production capacity and utilization rate for our main plants are listed below as of December 31, 2014:

Plant	Capacity	Utilization Rate
Neuf-Brisach	450kt	90-95%
Singen	290-310kt	70-75%
Issoire	85-90kt	90-95%
Ravenswood	125-130kt	90-95%
Sierre	70-75kt	75-80%
Děčín	65kt	65-70%

*	Estimates assume currently operating equipment, current staffing configuration and current product mix.

For information concerning the material plans to construct expand or improve facilities, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis is based principally on our audited consolidated financial statements as of and for the years ended December 31, 2014, 2013 and 2012 which appear elsewhere in this Annual Report. The following discussion is to be read in conjunction with “Item 3. Key Information—A. Selected Financial Data” and our audited consolidated financial statements and the notes thereto, which appear elsewhere in this Annual Report.

The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this Annual Report. See in particular “Special Note About Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Introduction

The following discussion and analysis is provided to supplement the audited consolidated financial statements and the related notes included elsewhere in this Annual Report to help provide an understanding of our financial condition, changes in financial condition and results of our operations. This section is organized as follows:

•	Company Overview. This section provides a general description of our business as well as an introduction to our operating segments, and key factors influencing our financial condition and results of operations.

•	Results of Operations. This section provides a discussion of the results of operations on a historical basis for each of our fiscal periods in the years ended December 31, 2014, 2013 and 2012.

•	Segment results. This section provides a discussion of our segment results on a historical basis for each of our fiscal periods in the years ended December 31, 2014, 2013 and 2012

•	Liquidity and Capital Resources. This section provides an analysis of our cash flows for each of our fiscal years ended December 31, 2014, 2013 and 2012.

•	Contractual Obligations and Contingencies. This section provides a discussion of our commitments as of December 31, 2014.

•	Quantitative and Qualitative Disclosures about Market Risk. This section discusses our exposure to potential losses arising from adverse changes in interest rates and commodity prices.

•	Critical Accounting Policies, Critical Accounting Estimates and Key Judgments. This section discusses the accounting policies and estimates that we consider to be important to our financial condition and results of operations and that require significant judgment and estimates on the part of management in their application.

Company Overview

We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the aerospace, packaging, automotive, other transportation and industrial end-markets. Our leadership positions include a joint number one position in global aerospace plates and a number one position in European can sheet. This global leadership is supported by our well-invested facilities in Europe and the United States, as well as more than 50 years of proven manufacturing quality and innovation, a global sales network and pre-eminent R&D capabilities.

As of December 31, 2014, we had approximately 8,900 employees and 22 state-of-the-art, integrated production facilities, 10 administrative and commercial sites, and one R&D center.

Our product portfolio is predominantly focused on high value-added, technologically advanced specialty products that command higher margins than less differentiated aluminium products. This portfolio serves a broad range of end-markets that exhibit attractive growth trends in future periods such as aerospace or automotive. Our technological advantage and relationship with our customers is driven by our pre-eminent R&D capabilities. We believe that our R&D capabilities are a key attraction for our customers. Many projects are designed to support specific commercial opportunities at the request of our customers and are carried out in partnership with them.

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

The table below presents our revenue, net income from continuing operations and Adjusted EBITDA in the year ended December 31, 2014, 2013 and 2012. Please see the reconciliation of the net income from continuing operations to Adjusted EBITDA in “—Segment Results.”

	For the year ended December 31,
	2014	2013	2012
	(€ in millions)
Revenue	3,666	3,495	3,610
Net income from continuing operations	54	96	149
Adjusted EBITDA	275	280	223

Our Operating Segments

We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into the following three segments to better serve our customer base:

Aerospace & Transportation Segment

Our global Aerospace & Transportation segment has market leadership positions in technologically advanced aluminium and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate and sheet which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. Aerospace & Transportation accounted for 32% of our revenues and 33% of Adjusted EBITDA for the year ended December 31, 2014.

Packaging & Automotive Rolled Products Segment

In our Packaging & Automotive Rolled Products segment, we produce and develop customized aluminium sheet and coil solutions. Approximately 80% of segment volume for the year ended December 31, 2014 was in packaging applications, which primarily include beverage and food can stock as well as closure stock and foil stock. Twelve percent of segment volume for that period was in automotive rolled products. Our Packaging & Automotive Rolled Products segment accounted for 43% of revenues and 43% of Adjusted EBITDA for the year ended December 31, 2014.

Automotive Structures & Industry Segment

Our Automotive Structures & Industry segment produces (i) technologically advanced structures for the automotive industry, including crash management systems, side impact beams and cockpit carriers and (ii) soft and hard alloy extrusions and large extruded profiles for automotive, rail, road, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and service activities, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry segment accounted for 24% of revenues and 27% of Adjusted EBITDA for the year ended December 31, 2014.

Discontinued Operations and Disposals

At December 30, 2011, we disposed of the vast majority of our specialty chemicals and raw materials supply chain services division, AIN. As at December 31, 2012, we ceased operations in the remaining entities, therefore abandoning them.

In the year ended December 31, 2013, we sold two of our soft alloy plants in France, Ham and Saint Florentin, which did not meet the criteria of discontinued operations in accordance with IFRS and therefore have not been classified or disclosed as such. We have excluded the revenue or shipments from these plants in some of our analysis, where indicated, to allow comparison of period-on-period production.

In the year ended December 31, 2013, the investment in Alcan Strojmetal Aluminium Forging s.r.o., previously accounted for under the equity method, was sold, generating a €3 million disposal gain.

In the year ended December 31, 2014, the sale of our Tarascon-sur-Ariège (Sabart) plant in France was completed generating a €7 million loss on disposal. This operation did not meet the criteria of discontinued operations in accordance with IFRS and therefore has not been classified or disclosed as such.

Key Factors Influencing Constellium’s Financial Condition and Results from Operations

The Aluminium Industry

We participate in select segments of the aluminium semi-fabricated products industry, including rolled and extruded products. Aluminium is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminium is also unique in the respect that it recycles repeatedly without any material decline in performance or quality. The recycling of aluminium delivers energy and capital investment savings relative to the cost of producing both primary aluminium and many other competing materials. Due to these qualities, the penetration of aluminium into a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, continued urbanization in emerging markets and increasing focus globally on sustainability and environmental issues. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, aerospace and automotive.

We do not mine bauxite, refine alumina, or smelt primary aluminium as part of our business. Our industry is cyclical and is affected by global economic conditions, industry competition and product development.

The financial performance of our operations is dependent on several factors, the most critical of which are as follows:

Volumes

The profitability of our businesses is determined, in part, by the volume of tons invoiced and processed. Increased production volumes will result in lower per unit costs, while higher invoiced volumes will result in additional revenues and associated margins.

Price and Margin

For all contracts, we continuously seek to minimize the impact of aluminium price fluctuations in order to protect our net income and cash flows against the LME price variations of aluminium that we buy and sell, with the following methods:

•	In cases where we are able to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we do not need to employ derivative instruments to further mitigate our exposure, regardless of whether the LME portion of the price is fixed or floating.

•	However, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•	For a small portion of our volumes, the aluminium is owned by our customers and we bear no aluminium price risk.

We do not apply hedge accounting for the derivative instruments we enter into in connection with our on-going commercial activities and therefore any mark-to-market movements for these instruments are recognized in “other gains/(losses)—net” (note that we did apply hedge accounting to the derivative instruments we entered into in connection with the Wise Acquisition). Our risk management practices aim to reduce, but do not eliminate, our exposure to changing primary aluminium prices and, while we have limited our exposure to unfavorable price changes, we have also limited our ability to benefit from favorable price changes.

In addition, our operations require that a significant amount of inventory be kept on hand to meet future production requirements. The value of the base level of inventory is also susceptible to changing primary aluminium prices. In order to reduce these exposures, we focus on reducing inventory levels and offsetting future physical purchases and sales.

We refer to the timing difference between the price of primary aluminium included in our revenues and the price of aluminium impacting our cost of sales as “metal price lag.”

Also included in our results is the impact of differences between changes in the prices of primary and scrap aluminium. As we price our product using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to produce our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results will be negatively impacted. The difference between the price of primary aluminium and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.

The price we pay for aluminium also includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums which had historically been fairly stable have recently become more volatile. Notably, regional premiums increased significantly in 2013 and 2014, with the Rotterdam premium and the Midwest premium reaching unprecedented levels in the fourth quarter of 2014. Although our business model seeks to minimize the impact of aluminium price fluctuations on our net income and cash flows, we are not always able to pass-through the cost of regional premiums to our customers or adequately hedge the impact of regional premium differentials.

Seasonality

Customer demand in the aluminium industry is cyclical due to a variety of factors, including holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with August and December typically being the lowest months and January to June being the strongest months. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer seasons, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. In response to this seasonality, we seek to scale back and may even temporarily close some operations to reduce our operating costs during these periods.

Economic Conditions, Markets and Competition

We are directly affected by the economic conditions which impact our customers and the markets in which they operate. General economic conditions in the geographic regions in which our customers operate—such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation—influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and the price that can be charged. In some cases we are able to mitigate the risk of a downturn in our customers’ businesses by building committed minimum volume thresholds into our commercial contracts. We further seek to mitigate the risk of a downturn by utilizing a temporary workforce for certain operations, which allows us to match our resources with the demand for our services. We are also seeking to purchase transportation and logistics services from third parties, to the extent possible, in order to limit capital expenditure and manage our fixed cost base.

Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that our portfolio is relatively resistant to these economic cycles in each of our three main end-markets (aerospace, packaging and automotive):

•	We believe that the aerospace industry is currently insulated from the economic cycle through a combination of drivers sustaining its growth. These drivers include increasing passenger traffic and the replacement of the fleet fueled by the age of the planes in service and the need for more efficient planes. These factors have materialized in the form of historically high backlogs for the aircraft manufacturers; the combined order backlog for Boeing and Airbus currently represents approximately eight years of manufacturing at current delivery rates.

•	Can packaging is a seasonal market peaking in the summer because of the increased consumption of soft drinks during the summer months. It tends not to be highly correlated to the general economic cycle and in addition, we believe European can body stock has an attractive long-term growth outlook due to ongoing trends in (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) and increasing penetration of aluminium in can body stock at the expense of steel.

•	Although the automotive industry as a whole is a cyclical industry, its demand for aluminium has been increasing in recent years. This was due to the light-weighting requirement for new car models, which drives a positive substitution of heavier metals in favor of aluminium.

In addition to the counter-cyclicality of our key end-markets, we believe our cash flows are also largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by setting the maturity of our futures on the delivery date to our customers. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory. Aluminium prices are determined by worldwide forces of supply and demand, and, as a result, aluminium prices are volatile. The average LME transaction price per ton of primary aluminium in 2012, 2013 and 2014 was €1,569, €1,390 and €1,410, respectively.

The average quarterly LME per ton using U.S. dollar prices converted to euros using the applicable European Central Bank rates are presented in the following table:

(Euros/ton)	2014	2013	2012
First Quarter	1,247	1,516	1,660
Second Quarter	1,312	1,405	1,541
Third Quarter	1,500	1,345	1,533
Fourth Quarter	1,573	1,300	1,540
Average for the year	1,410	1,390	1,569

A portion of our revenues are denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies. We engage in significant hedging activity to attempt to mitigate the effects of foreign transaction currency fluctuations on our profitability.

We mark-to-market derivatives at the period end giving rise to unrealized gains or losses which are classified as “other gains/(losses)—net”. These unrealized gains or losses have no bearing on the underlying performance of the business and are removed when calculating Adjusted EBITDA.

Currency

We are a global company with operations as of December 31, 2014 in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the U.S. dollar, the euro and the Swiss Franc. Our consolidated revenue and results of operations are affected by fluctuations in the exchange rates of the currencies of the countries in which we operate. We have implemented a strategy from mid-2011 onwards to hedge all highly probable or committed foreign currency cash flows. As we have multiple-year sale agreements for the sale of fabricated metal products in U.S. dollars, the Company has entered into derivative contracts to forward sell U.S. dollars to match these future sales. Hedge accounting is not applied and therefore the mark-to-market impact is recorded in “other gains/(losses)—net.”

Personnel Costs

Our operations are labor intensive and, as a result, our personnel costs represent 21% and 20% of our cost of sales, selling and administrative expenses and research and development expenses for the years ended December 31, 2014 and 2013, respectively. Personnel costs generally increase and decrease proportionately with the expansion, addition or closing of operating facilities. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during summer months, we have historically increased our temporary workforce to compensate for staff on holiday and increased volume of activity.

Presentation of Financial Information

The financial information presented in this section is derived from our audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012. Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. Our presentation currency is the euro.

Results of Operations

Description of Key Line Items of the Historical Consolidated Statements of Income

Set forth below is a brief description of the composition of the key line items of our historical consolidated statements of income for continuing operations:

•	Revenue. Revenue represents the income recognized from the delivery of goods to third parties, including the sale of scrap metal and tooling, less discounts, credit notes and taxes levied on sales.

•	Cost of sales. Cost of sales include the costs of materials directly attributable to the normal operating activities of the business, including raw material and energy costs, personnel costs for those involved in production, depreciation and the maintenance of producing assets, packaging and freight on-board costs, tooling, dyes and utility costs.

•	Selling and administrative expenses. Selling and administrative expenses include depreciation of non-producing assets, amortization, personnel costs of those personnel involved in sales and corporate functions such as finance and IT.

•	Research and development expenses. Research and development expenses are costs in relation to bringing new products to market. Included in such expenses are personnel costs and depreciation and maintenance of assets offset by tax credits for research activities where applicable.

•	Restructuring costs. Restructuring costs are the expenses incurred in implementing management initiatives for cost-cutting and efficiency improvements. These costs primarily relate to severance payments, pension curtailment costs and contract termination costs.

•	Other (losses)/gains —net. Other expenses or income include unusual infrequent or non-recurring items, realized and unrealized gains or losses on derivative instruments and exchange gains or losses on remeasurements of monetary assets or liabilities.

•	Other expenses. Other expenses mainly comprise acquisition and separation costs, which are costs incurred in relation to the acquisition by Constellium of substantially all of the entities, divisions and businesses of the AEP Business on January 4, 2011 and expenses related to our May 2013 IPO and subsequent secondary offerings.

•	Finance income or expenses. Interest income mainly relates to interest earned on loans and deposits and lease payments received in relation to finance leases. Interest and similar expenses relate to interest and amortized set up fees charged on loans, factoring and other borrowings.

•	Share of (loss)/profit of joint ventures. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Results from investments in joint ventures represent Constellium’s share of results of joint ventures accounted for using the equity method.

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

	For the year ended December 31,
	2014	2013	2012
	(€ in millions)
Continuing operations
Revenue	3,666	3,495	3,610
Cost of sales	(3,183)	(3,024)	(3,136)

Gross profit	483	471	474

Selling and administrative expenses	(200)	(210)	(212)
Research and development expenses	(38)	(36)	(36)
Restructuring costs	(12)	(8)	(25)
Other (losses)/gains net	(83)	(8)	62

Income from operations	150	209	263
Other expenses	—	(27)	(3)
Finance costs net	(58)	(50)	(60)
Share of (loss)/profit of joint ventures	(1)	3	(5)

Income before income taxes	91	135	195
Income tax	(37)	(39)	(46)

Net income from continuing operations	54	96	149
Net income/(loss) from discontinued operations	—	4	(8)

Net income	54	100	141

Results of Operations for the years ended December 31, 2014 and 2013

	For the year ended December 31,
	2014		2013
	(€ in millions and as a % of revenues)
Continuing operations		%		%
Revenue	3,666	100%	3,495	100%
Cost of sales	(3,183)	87%	(3,024)	87%

Gross profit	483	13%	471	13%

Selling and administrative expenses	(200)	5%	(210)	6%
Research and development expenses	(38)	1%	(36)	1%
Restructuring costs	(12)	—	(8)	—
Other losses net	(83)	2%	(8)	—

Income from operations	150	4%	209	6%
Other expenses	—	—	(27)	1%
Finance costs, net	(58)	2%	(50)	1%
Share of (losses)/ profits of joint ventures	(1)	—	3	—

Income before income taxes	91	2%	135	4%
Income tax	(37)	1%	(39)	1%

Net income from continuing operations	54	1%	96	3%
Net income from discontinued operations	—	—	4	—
Net income/(loss)	54	1%	100	3%

Shipment volumes (in kt)	1,062	n/a	1,025	n/a
Revenue per ton (€ per ton)	3,452	n/a	3,410	n/a
Gross profit margin	13%	n/a	13%	n/a

Revenue

Revenue from continuing operations increased by 5% or €171 million to €3,666 million for the year ended December 31, 2014, from €3,495 million for the year ended December 31, 2013. This increase can be attributed to a 4% increase in volumes shipped and stable average LME prices. On a like-for-like basis, revenues increased by 5%, excluding the impact of changes in LME metal prices, premiums and currency exchange rates, when compared to the full year 2013. Revenues per ton were stable at €3,452 per ton in the year ended December 31, 2014 compared to €3,410 per ton in the year ended December 31, 2013.

Our volumes increased by 4%, or 37kt, to 1,062 kt for the year ended December 31, 2014 compared to shipments of 1,025 kt for the year ended December 31, 2013. The increase reflects higher shipment volumes from our P&ARP and AS&I segment, despite the sale of Ham and Saint-Florentin, two of our soft alloy plants in France.

Revenues in our A&T segment was stable, at €1,192 million for the year ended December 31, 2014, from €1,197 million for the year ended December 31, 2013. Our volumes decreased by 2%, or 6 kt, to 238 kt for the year ended December 31, 2014 from 244 kt for the year ended December 31, 2013, mostly attributable to a 4kt decrease in shipments of our aerospace rolled products. Excluding the impact of LME and foreign exchange, our revenue decreased by 1% over the period, in line with the decrease in shipments and following the adverse impact of a less favorable sales mix in aerospace and competitive pressure in our non-aerospace applications. Revenue per ton increased by 2% to €5,008/ton for the year ended December 31, 2014, from €4,906/ton for the year ended December 31, 2013.

Revenues in our P&ARP segment increased by 7%, or €96 million, to €1,568 million in the year ended December 31, 2014, from €1,472 million for the year ended December 31, 2013. Excluding the impact of LME and foreign exchange variations, our revenue would have increased by 6% over the period. Shipments increased by 4% or 25 kt, to 620 kt for the year ended December 31, 2014, from 595kt for the year ended December 31, 2013, driven by a 20kt or 36% increase in shipments of automotive rolled products as our BiW projects ramped up which contributed €63 million to the revenue increase. Stable packaging shipments contributed an additional €22 million to revenue as a result of increased average selling prices, with P&ARP revenue per ton increasing by 2% to €2,529/ton for the year ended December 31, 2014, from €2,474/ton for the year ended December 31, 2013.

Revenues in our AS&I segment increased by 9%, or €70 million, to €875 million for the year ended December 31, 2014, from €805 million for the year ended December 31, 2013. On a like-for-like basis, revenues for AS&I increased by 7% in 2014, adjusting for the sale of two of our soft alloy plants in 2013 and excluding the favorable effect of LME metal prices, premiums, and foreign exchange impacts. Our segment volumes increased by 9% or 17kt to 208kt for the year ended December 31, 2014, from 191 kt for the year ended December 31, 2013, driven by an additional 19kt shipped in automotive extruded products. Revenue per ton was stable at €4,207 per ton for the year ended December 31, 2014.

Our segment revenues are discussed in more detail in the “—Segment Results” section.

Cost of Sales and Gross Profit

Cost of sales increased by 5%, or €159 million, to €3,183 million for the year ended December 31, 2014 from €3,024 million for the year ended December 31, 2013, in line with the increase in shipments and aluminium prices. Higher LME prices and premiums contributed to a 5%, or €92 million, increase in raw materials and consumable expenses to €1,952 million for the year ended December 31, 2014, as compared to €1,860 million in the year ended December 31, 2013.

On a per ton basis, cost of sales increased by 2% to €2,997 per ton in the year ended December 31, 2014, from €2,950 per ton in the year ended December 31, 2013, due primarily to higher spot prices for aluminium and premiums. Our raw materials cost per ton increased by 1% to €1,838 per ton in 2014.

Our gross profit benefitted from our accounting for inventory under the weighted average cost method. Due to LME price movements and the timing of transfers from inventory to cost of sales the metal lag effect improved our gross profit by €27 million in the year ended December 31, 2014 compared to a negative impact of €29 million in the year ended December 31, 2013.

Employee benefit expenses recorded in cost of sales increased by 7% or €36 million, to €548 million for the year ended December 31, 2014, from €512 million for the year ended December 31, 2013, reflecting increases in salaries and in headcount.

Depreciation and impairment increased by €17 million to €49 million for the year ended December 31, 2014, from €32 million for the year ended December 31, 2013, reflecting our level of investments. As a result of the combination of the multiple factors described above, gross profit increased by €12 million or 3%, to €483 million for the year ended December 31, 2014 from €471 million for the year ended December 31, 2013. Our gross profit margin remained stable at 13% of revenues in the year ended December 31, 2014 and 2013.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 5%, or €10 million, to €200 million for the year ended December 31, 2014 from €210 million for the year ended December 31, 2013.

Consulting and audit fees decreased by 20%, or €10 million, to €40 million for the year ended December 31, 2014, from €50 million for the year ended December 31, 2013. External consulting expenses related primarily to costs incurred in preparing for and operating as a publicly traded company following our IPO in May 2013.

Other selling & administrative expenses, including personnel expenses recorded in selling and administrative expenses, were stable at €160 million in both years ended December 31, 2014 and 2013, reflecting our continuous efforts to contain our costs.

Research and Development Expenses

Research and development expenses increased by 6% or €2 million, to €38 million in the year ended December 31, 2014, from €36 million in the year ended December 31, 2013.

Restructuring Costs

Restructuring expenses increased by 50% or €4 million, to €12 million for the year ended December 31, 2014, from €8 million for the year ended December 31, 2013.

Other (losses)/gains—Net

	Year ended December 31,
	2014	2013
(€ in millions)
Realized losses on derivatives	(13)	(31)
Unrealized (losses)/gains on derivatives at fair value through profit and loss—net	(53)	12
Unrealized exchange (losses)/gains from the remeasurement of monetary assets and liabilities— net	1	2
Ravenswood pension plan amendment	9	11
Swiss pension plan settlement	6	—
Income tax contractual reimbursements	8	—
Loss on disposal	(5)	(5)
Wise acquisition costs	(34)	—
Other—net	(2)	3

Total other losses net	(83)	(8)

Other losses—net were €83 million for the year ended December 31, 2014 compared to €8 million for the year ended December 31, 2013.

Other losses-net for the year ended December 31, 2014 included €34 million costs in connection with our acquisition of Wise which was finalized in January 2015.

Unrealized (losses)/gains on derivatives held at fair value through profit and loss were a loss of €53 million in the year ended December 31, 2014 compared to a gain of €12 million in the year ended December 31, 2013. Of these, unrealized losses on LME derivatives were €7 million in the year ended December 31, 2014 compared to €7 million in the year ended December 31, 2013. Unrealized gains and losses on foreign exchange derivatives relate primarily to the exposure on a multiple year sale agreement for products sold in U.S. dollars and the appreciation of the U.S. dollar compared to the euro in 2014 led to unrealized losses on foreign exchange derivatives of €41 million compared to a gain of €21 million in the year ended December 31, 2013.

Realized losses on derivatives decreased by €18 million, to €13 million for the year ended December 31, 2014, from €31 million for the year ended December 31, 2013. Of these, realized losses on LME derivatives were nil in the year ended December 31, 2014 compared to €29 million in the year ended December 31, 2013. Realized losses on foreign exchange derivatives were a loss of €12 million in the year ended December 31, 2014 compared to a loss of €1 million in the year ended December 31, 2013.

In the years ended December 31, 2014 and 2013, we recognized a €9 million and €11 million gain, respectively, associated with amendments to our Ravenswood pension benefit plans reducing employee benefits and resulting in recognition of negative past service cost. In the year ended December 31, 2014, we recognized an €8 million gain related to certain contractual reimbursements of income tax from a previous shareholder.

Loss on disposal in the year ended December 31, 2014 and 2013 relates primarily to the disposal of our Tarascon sur Ariege plant in October 2014 and our Saint Florentin and Ham plants in May 2013 and amounted to €5 million in both periods.

Other Expenses

Other expenses were €27 million in the year ended December 31, 2013 (nil in the year ended December 31, 2014) and related to fees incurred in connection with our IPO in May 2013, amounting to €24 million, and with our secondary public offerings, amounting to €3 million.

Finance Cost-Net

Finance costs—net increased by 16%, or €8 million, to €58 million for the year ended December 31, 2014, from €50 million in the year ended December 31, 2013.

Finance costs increased by €21 million, or 31%, to €88 million for the year ended December 31, 2014, from €67 million for the year ended December 31, 2013 as a result of our refinancings.

Interest expense on borrowings increased by €10 million to €32 million for the year ended December 31, 2014, from €22 million for the year ended December 31, 2013, mainly attributable to the Senior Notes we issued in May 2014 and December 2014. In the year ended December 31, 2014, we recognized:

•	€23 million of interest expensed and accrued associated with the May and December Notes (nil in 2013)

•	€7 million of interest expensed associated with our 2013 Term Loan, which was repaid with the proceeds from our May 2014 Notes. Our 2013 Term Loan had replaced our 2012 Term Loan we entered into in May 2012 and in the year ended December 31, 2013 we recognized €17 million and €3 million interest associated with our 2013 and 2012 Term Loan, respectively.

•	Following the refinancing we recognized €15 million of exit and arrangement fees related to the repayment of the 2013 Term Loan in the year ended December 31, 2014 and €21 million following the repayment of the 2012 Term Loan in the year ended December 31, 2013.

Interest expense on our factoring arrangements were stable over the period, being €9 million for the year ended December 31, 2014, and €10 million for the year ended December 31, 2013.

Our realized and unrealized gains and losses on debt derivatives at fair value—net relate to the cross currency swap which was settled when the 2013 Term Loan was repaid and represent a €29 million gain for the year ended December 31, 2014 and a €9 million loss for the year ended December 31, 2013. We also recognized an €11 million gain—net related to unrealized and realized exchange gains on financing activities during the year ended December 31, 2013 compared to a €27 million loss for the year ended December 31, 2014, reflecting the strengthening of the U.S. dollar over the period.

Income Tax

Income tax expenses decreased by 5% or €2 million, to €37 million for the year ended December 31, 2014, from €39 million for the year ended December 31, 2013. Our effective tax rate increased by 12 percentage points from 29% for the year ended December 31, 2013 to 41% for the year ended December 31, 2014. This 12 percentage point increase in our effective tax rate reflects the following:

•	a 12 percentage point unfavorable impact from the derecognition of the deferred tax assets of one of our Swiss entities,

•	a 3 percentage point unfavorable impact from liquidation losses in 2014 as opposed to net gains on divestments in 2013,

•	a 2 percentage point unfavorable impact from non-deductible interest expense primarily in France,

•	a 5 percentage point favorable impact from the mix of profits as a result of a lower weight of profits in higher tax rate jurisdictions (most notably the United States).

Net Income for the Year from Continuing Operations

Net income from continuing operations was €54 million for the year ended December 31, 2014 compared to €96 million for the year ended December 31, 2013, representing a decrease of €42 million. Gross profit margin remained stable and the decrease was primarily attributable to unrealized losses on derivatives of €53 million in fiscal year 2014 compared to unrealized gains on derivatives of €12 million in fiscal year 2013. In addition, fiscal year 2014 was impacted by €34 million of transaction costs related to the acquisition of Wise Metals while the fiscal year 2013 had been impacted by €27 million of expenses related to our IPO and subsequent offerings.

Discontinued Operations

Net income from discontinued operations of €4 million in the year ended December 31, 2013 (nil in the year ended December 31, 2014) represented the impact of the agreement reached with the acquirer of our former AIN business.

Results of Operations for the years ended December 31, 2013 and December 31, 2012

	For the year ended December 31,
	2013		2012
	(€ in millions and as a % of revenues)
Continuing operations
Revenue	3,495	100%	3,610	100%
Cost of sales	(3,024)	87%	(3,136)	87%

Gross profit	471	13%	474	13%

Selling and administrative expenses	(210)	6%	(212)	6%
Research and development expenses	(36)	1%	(36)	1%
Restructuring costs	(8)	—	(25)	1%
Other (losses) /gains —net	(8)	—	62	2%

Income from operations	209	6%	263	7%
Other expenses	(27)	1%	(3)	—
Finance costs, net	(50)	1%	(60)	2%
Share of profit / (losses) of joint ventures	3	—	(5)	—

Income before income taxes	135	4%	195	5%
Income tax expense	(39)	1%	(46)	1%

Net Income for the year from continuing operations	96	3%	149	4%
Net income/(loss) from discontinued operations	4	—	(8)	—

Net Income/(Loss) for the year	100	3%	141	4%

Shipment volumes (in kt)	1,025	n/a	1,033	n/a
Revenue per ton (€ per ton)	3,410	n/a	3,495	n/a
Gross profit margin	13%	n/a	13%	n/a

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

A significant portion of our aerospace revenues are invoiced in U.S. dollars therefore in addition to declining LME prices, the weakening of the U.S. dollar had a €47 million negative impact on our 2013 revenue excluding the revenue generated by our two soft alloy plants subsequently sold. The average € to U.S. dollar exchange rate for the year was 1.3271 compared to 1.2847 in 2012.

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

Our A&T segment increased production during the year ended December 31, 2013 with a 9%, or 20 kt, increase in shipment volumes as a result of increased shipments to our customers in the aerospace industry and by our new multi-year contract with Airbus. Segment revenue increased by €15 million, or 1%, however revenue per ton decreased by 7% to €4,906 per ton in the year ended December 31, 2013, from €5,277 per ton in the year ended December 31, 2012. This decrease was attributable to a less favorable sales mix in aerospace and competitive pressure in non-aerospace as well as the effect of declining LME prices and a weakening of the U.S dollar. After adjusting for constant LME prices and exchange rates, our A&T segment revenue increased by 5%.

AS&I volumes and revenues were impacted by the disposal of two plants. Excluding production from our disposed soft alloy plants, shipment volumes increased by 2% and revenue increased by 3% compared to the same period in 2012. Segment revenue per ton for our AS&I segment increased to €4,215 per ton in the year ended December 31, 2013 from €4,180 per ton for the year ended December 31, 2012, benefiting from an increase in sales of higher priced products in our Automotive Structures applications.

Our P&ARP volumes and revenues decreased over the period with revenues declining by €82 million or 5% to €1,472 million for the year ended December 31, 2013. This decline was due to shipments decreasing by 2%, or 11kt, the effect of lower LME prices and, to a lesser extent the weakening of the U.S dollar. After adjusting for constant LME prices and exchange rates, our P&ARP segment revenue increased by 2%. Our P&ARP segment revenue per ton decreased to €2,474 per ton in the year ended December 31, 2013 from €2,564 per ton in the year ended December 31, 2012.

Our segment revenues are discussed in more detail in the “—Segment Results” section.

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

On a per ton basis, cost of sales decreased by 3% to €2,950 per ton in the year ended December 31, 2013, from €3,036 per ton in the year ended December 31, 2012, due to lower spot prices for aluminium. Our raw materials cost per ton decreased by 6% to €1,815 per ton in 2013. The cost of energy increased by €10 million due to inflationary factors and higher taxes on energy in Germany, despite the cost saving impact of our productivity initiatives.

Gross profit remained stable at €471 million for the year ended December 31, 2013, from €474 million for the year ended December 31, 2012. While we gained from the decrease in LME prices, this positive impact was offset by the weakening of the U.S dollar and the increase in depreciation and impairment. Our gross profit margin remained stable at 13% of revenues in the year ended December 31, 2013 and 2012.

Our gross profit margin was also impacted by our accounting for inventory under the weighted average cost method. Due to LME price movements and the timing of transfers from inventory to cost of sales this metal lag effect negatively impacted our gross profit by €29 million in the year ended December 31, 2013 compared to a negative impact of €16 million in the year ended December 31, 2012. This was partially offset by the impact of cost reduction initiatives which contributed to the reduction of our repairs and maintenance expenses from €91 million in the year ended December 31, 2012 to €80 million in the year ended December 31, 2013.

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

Research and Development Expenses

Research and development expenses were stable at €36 million for both years ended December 31, 2013 and December 31, 2012, which reflects the continuity of our investment effort in all our segments with €25 million and €16 million expensed in A&T and P&ARP, respectively for the year ended December 31, 2013.

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

Restructuring Costs

Restructuring expenses decreased by 68%, or €17 million, to €8 million for the year ended December 31, 2013, from €25 million for the year ended December 31, 2012 as the restructuring initiatives have either been completed or are in their final phase. Our expense in the year ended December 31, 2013 was in relation to continued restructuring initiatives at a corporate level and to an extent at our segment level. Our expenses in the year ended December 31, 2012 were due to initiatives at our sites, primarily in Sierre, Switzerland, where we incurred €7 million during the period, as well as restructuring in other sites and at our corporate support services location in Paris.

Other (losses) / gains—Net

	Year ended December 31,
	2013	2012
(€ in millions)
Realized losses on derivatives	(31)	(45)
Unrealized gains on derivatives at fair value through profit and loss—net	12	61
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities— net	2	(1)
Ravenswood pension plan amendment	11	58
Swiss pension plan settlement	—	(8)
Ravenswood CBA renegotiation	—	(7)
Loss on disposal	(5)	—
Other—net	3	4

Total other (losses) / gains—net	(8)	62

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

Realized losses on derivatives decreased by €14 million to €31 million loss in the year ended December 31, 2013 from €45 million loss for the year ended December 31, 2012. Realized losses on derivatives for the year ended December 31, 2013 included realized losses on LME derivatives for €29 million and realized losses on foreign exchange derivatives for €1 million compared to realized losses on LME derivatives for €29 million and realized losses on foreign exchange derivatives for €15 million in the year ended December 31, 2012. Realized losses on LME derivatives in the years ended December 31, 2013 and 2012 reflect the decrease of LME prices over the period and offset reductions in the underlying purchases of aluminium in cost of sales. Realized losses on foreign exchange derivatives relate primarily to forward sales of U.S. Dollars entered into in connection with multi-year sales agreements denominated in U.S. Dollars and offset increases of the underlying sales recorded in revenue.

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

During the third quarter of 2012, the collective bargaining agreement (CBA) regulating working conditions at Ravenswood was renegotiated and a new five-year CBA was put in place. Costs of €7 million were incurred during these renegotiations, related to professional fees including legal expenses and bonuses related to the successful resolution of this renewed five-year agreement.

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

Interest expense on borrowings and factoring arrangements and exit and unamortized arrangement fees increased by €14 million, or 36%, to €53 million for the year ended December 31, 2013, from €39 million for the year ended December 31, 2012, due to the New Term Loan we entered into in March 2013. Our New Term Loan replaced the Original Term Loan entered into in May 2012 which in turn repaid our Shareholder Loan. In the year ended December 31, 2013, we recognized €8 million and €13 million of unamortized exit and arrangement fees, respectively, on the termination of the Original Term Loan. In the year ended December 31, 2012, we recognized €5 million of unamortized fees associated with the termination of the Shareholder Loan.

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

Income Tax

An income tax charge of €39 million was recognized for the year ended December 31, 2013, from €46 million for the year ended December 31, 2012. Our effective tax rate increased by 5 percentage points from 24% for the year ended December 31, 2012 to 29% for the year ended December 31, 2013. This 5 percentage point increase in our effective tax rate reflects the following:

•	the 2012 effective tax rate was favorably impacted by the use of unrecognized deferred tax assets, resulting in a 14 percentage point increase in 2013. The use of unrecognized deferred tax assets in 2012 resulted from the gain on Ravenswood OPEB pension plan amendments.

•	a 6 percentage point favorable impact from increases in tax credits and reimbursements, primarily with respect to our operations in the United States; and,

•	a 3 percentage point favorable impact from the mix of profits as a result of a lower weight of profits in higher tax rate jurisdictions (most notably the United States).

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

Segment Results

Segment Revenue

The following table sets forth the revenues for our operating segments for the periods presented:

	For the year ended December 31,
	2014		2013		2012
	(millions of € and as a % of revenue)
A&T	1,192	32%	1,197	34%	1,182	33%
P&ARP	1,568	43%	1,472	42%	1,554	43%
AS&I	875	24%	805	23%	861	24%
Holdings and Corporate	31	1%	21	1%	13	—

Total revenues from continuing operations	3,666	100%	3,495	100%	3,610	100%

A&T. Revenues in our A&T segment was stable, at €1,192 million for the year ended December 31, 2014, from €1,197 million for the year ended December 31, 2013. Our volumes decreased by 2%, or 6 kt, to 238 kt for the year ended December 31, 2014 from 244 kt for the year ended December 31, 2013, mostly attributable to a 4kt decrease in shipments of our aerospace rolled products. Excluding the impact of LME and foreign exchange, our revenue decreased by 1% over the period, in line with the decrease in shipments and following the adverse impact of a less favorable sales mix in aerospace and competitive pressure in our non-aerospace applications. Revenue per ton increased by 2% to €5,008 / ton for the year ended December 31, 2014, from €4,906 / ton for the year ended December 31, 2013.

Revenues in our A&T segment increased by 1%, or €15 million, to €1,197 million for the year ended December 31, 2013 compared to €1,182 million for the year ended December 31, 2012. Our volumes increased by 9%, or 20 kt, to 244 kt for the year ended December 31, 2013 from 224 kt for the year ended December 31, 2012 mainly in our aerospace applications at Issoire and Ravenswood. Revenues were negatively affected by lower LME prices and the weakening of the U.S dollar which had a combined €44 million negative impact, as well as, a less favorable sales mix in aerospace and competitive pressure in our non-aerospace applications. Revenue per ton decreased by 7% from €5,277 per ton for the year ended December 31, 2012 to €4,906 per ton for the year ended December 31, 2013.

P&ARP. Revenues in our P&ARP segment increased by 7%, or €96 million, to €1,568 million in the year ended December 31, 2014, from €1,472 million for the year ended December 31, 2013. Excluding the impact of

LME and foreign exchange variations, our revenue would have increased by 6% over the period. Shipments increased by 4% or 25 kt, to 620 kt for the year ended December 31, 2014, from 595kt for the year ended December 31, 2013, driven by a 20kt or 36% increase in shipments of automotive rolled products as our BiW projects ramped up which contributed €63 million to the revenue increase. Stable packaging shipments contributed an additional €22 million to revenue as a result of increased average selling prices, with segment revenue per ton increasing by 2% to €2,529 / ton for the year ended December 31, 2014, from €2,474 / ton for the year ended December 31, 2013.

Revenues in our P&ARP segment decreased by 5%, or €82 million, to €1,472 million for the year ended December 31, 2013 from €1,554 million for the year ended December 31, 2012. Volumes decreased by 2% or 11 kt, mainly in our packaging applications and despite the 27% increase in shipments in our Body-in-White applications. Lower LME prices and foreign exchange variations had a combined negative impact of €107 million over the period. Revenue per ton decreased by 4%, or €90 per ton to €2,474 per ton for the year ended December 31, 2013, from €2,564 per ton as our improved product mix did not fully offset the decline in LME prices.

AS&I. Revenues in our AS&I segment increased by 9%, or €70 million, to €875 million for the year ended December 31, 2014, from €805 million for the year ended December 31, 2013. On a like-for-like basis, revenues for AS&I increased by 7% in 2014, adjusting for the sale of two of our soft alloy plants in 2013 and excluding the favorable effect of LME metal prices, premiums, and foreign exchange impacts. Our segment volumes increased by 9% or 17kt to 208kt for the year ended December 31, 2014, from 191 kt for the year ended December 31, 2013, driven by an additional 19kt shipped in automotive extruded products. Revenue per ton was stable at €4,207 per ton for the year ended December 31, 2014.

Revenues in our AS&I segment decreased by 7%, or €56 million, to €805 million for the year ended December 31, 2013, from €861 million in the year ended December 31, 2012. Our segment volumes decreased by 7% to 191 kt for the year ended December 31, 2013 from 206 kt for the year ended December 31, 2012. If volumes are adjusted to reflect the disposal of our two soft alloy plants in France, shipment volumes increased by 2%, and revenue increased by 3% compared to the same period in 2012. Our automotive structures shipments increased by 15% for the year ended December 31, 2013 from the equivalent period in 2012 due to the ramp up of projects. This was offset by lower soft alloy volumes as competitive pressures remained strong. Lower LME prices and foreign exchange variations had a combined negative impact of €33 million over the period. Our revenue per ton increased by 1%, or €35 per ton, to €4,215 per ton in the year ended December 31, 2013, from €4,180 per ton in the year ended December 31, 2012, driven by the good performance of the automotive structures applications.

Holdings and Corporate. Revenues in the Holdings and Corporate segment for the years ended December 31, 2014 and 2013 related primarily to metal sales to our former soft alloy plants. Revenues in the Holdings and Corporate segment for the years ended December 31, 2012 included revenues generated by our forging businesses.

Adjusted EBITDA

In considering the financial performance of the business, management analyzes the primary financial performance measure of Adjusted EBITDA in all of our business segments as defined and required under the covenants contained in our financing facilities. Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted EBITDA is our profit or loss for the relevant period.

We believe Adjusted EBITDA, as defined below, is useful to investors as it excludes items which do not impact our day-to-day operations and which management in many cases does not directly control or influence. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as profit for the period from continuing operations before results from joint venture, net financial expenses, income taxes and depreciation, amortization and impairment as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs and unrealized gains or losses on derivatives and on foreign exchange differences, favorable (unfavorable) metal price lag, exceptional consulting costs, effects of purchase accounting adjustments, Apollo management fees, exceptional employee bonuses in relation to cost saving implementation and targets, and certain exceptional or incremental costs.

Adjusted EBITDA has limitations as an analytical tool. It is not a recognized terms under IFRS and therefore does not purport to be an alternative to operating profit as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations.

The following table shows Constellium’s consolidated Adjusted EBITDA for the years ended December 31, 2014, 2013 and 2012:

	For the year ended December 31,
	2014		2013		2012
	(millions of € and as a % of segment revenue)
A&T	91	8%	120	10%	106	9%
P&ARP	118	8%	105	7%	92	6%
AS&I	73	8%	58	7%	46	5%
Holdings and Corporate	(7)	(23%)	(3)	(14%)	(21)	(162%)

Total Adjusted EBITDA	275	8%	280	8%	223	6%

Total Adjusted EBITDA for the year ended December 31, 2014 was €275 million, a slight decrease compared to €280 million of total adjusted EBITDA for the year ended December 31, 2013. This decrease reflected an unfavorable impact of higher metal premiums of €23 million, partially compensated by a positive foreign exchange rates effect of €12 million as well as strong performance in our P&ARP and AS&I segments offset by weaker performance in our A&T segment as a result of operational challenges and capacity constraints.

A&T. Adjusted EBITDA in our A&T segment decreased by 24%, or €29 million, for the year ended December 31, 2014 to €91 million, compared to €120 million for the year ended December 31, 2013. Adjusted EBITDA in our A&T segment decreased to €380 per ton for the year ended December 31, 2014 from €491 per ton for the year ended December 31, 2013. This decrease reflected the lower shipments for €7 million and a negative price and mix effect for €28 million, including €8 million related to the increase in premiums throughout the year. The performance of our A&T segment for the year ended December 31, 2014, was also impacted by capacity constraints and operational issues, including significant unplanned equipment outages at our Ravenswood facility in the first and fourth quarters. This was partially offset by lower costs for €2 million and the positive impact of the strengthening of the U.S. dollar for €8 million.

Adjusted EBITDA in our A&T segment increased by 13%, or €14 million, for the year ended December 31, 2013 to €120 million, compared to €106 million for the year ended December 31, 2012. Adjusted EBITDA in our A&T segment increased by 4% or €19 per ton to €491 per ton for the year ended December 31, 2013 from €472 per ton for the year ended December 31, 2012. This increase reflected the €58 million positive effect of increased shipments mainly associated with the aerospace sector, notably as a result of the new multi-year contract entered into with Airbus. This positive trend was partly offset by a less favorable product mix within aerospace and pressure on prices in non-aerospace applications representing €41 million for the period. Costs and inflationary effects increased by a further €13 million, following the increase in shipments while foreign exchange variations had a limited impact.

P&ARP. Adjusted EBITDA in our P&ARP segment increased by 12%, or €13 million, to €118 million for the year ended December 31, 2014, from €105 million for the year ended December 31, 2013. Adjusted EBITDA per ton increased by 8% over the same period, to €190 per ton for the year ended December 31, 2014, from €176 per ton for the year ended December 31, 2013, driven by increases across all product categories. Increased shipments in automotive rolled products contributed to a €14 million increase while price and mix had a limited negative effect of €1 million as the impact of a richer mix was offset by €6 million of increase in premiums not passed through to customers. Costs and inflation led to a €7 million decrease, mostly associated with labor inflation, while foreign exchange had a €4 million positive impact.

Adjusted EBITDA in our P&ARP segment increased by 14%, or €13 million, to €105 million for the year ended December 31, 2013, from €92 million for the year ended December 31, 2012. Drivers of the increase in Adjusted EBITDA the improved pricing and product mix in our rigid packaging and Body in White solutions contributing €11 million as well as improved productivity and cost saving initiatives which offset inflationary effects on labor and energy, representing a further €2 million and foreign exchange variations which led to another additional €3 million. The 2% decrease in shipments over the period had a €5 million effect on Adjusted EBITDA. Adjusted EBITDA per ton increased by 15% or €23 per ton, from €153 per ton for the year ended December 31, 2012 to €176 per ton for the year ended December 31, 2013.

AS&I. Adjusted EBITDA in our AS&I segment increased by 26%, or €15 million, for the year ended December 31, 2014 to €73 million, compared to €58 million for the year ended December 31, 2013. Adjusted EBITDA per ton in our AS&I segment increased by 16% to €351 per ton for the year ended December 31, 2014 from €311 per ton for the year ended December 31, 2013, driven by positive contributions from all product lines. The 9% increase in shipments represented a further €24 million, partially offset by €13 million incremental costs and inflation, mainly related to labor inflation, a €1 million negative price and mix effect including €9 million impact of the increase in premiums which were not passed through to customers, and €1 million associated with the unfavorable change in foreign exchange.

Adjusted EBITDA in our AS&I segment increased by 26%, or €12 million, for the year ended December 31, 2013 to €58 million, compared to €46 million for the year ended December 31, 2012. Adjusted EBITDA in our AS&I segment increased to €311 per ton for the year ended December 31, 2013 from €225 per ton for the year ended December 31, 2012. This increase reflects the €13 million impact of the increase in shipments from our automotive structures application combined with a €4 million reduction in our costs partially offset by negative pricing in Soft Alloys, deteriorating mix in Extrusions and inflationary factors effects amounting to a combined €10 million. Foreign exchange variations contributed €2 million to Adjusted EBITDA over the period.

Holdings and Corporate. Our Holdings and Corporate segment generated Adjusted EBITDA losses of €7 million, €3 million and €21 million in the years ended December 31, 2014, 2013 and 2012. Our Holdings and Corporate costs increased in the year ended December 31, 2014 compared to the previous year reflecting primarily the additional support and administrative costs needed to operate as a public company for a full year. Holdings and Corporate costs decreased in the year ended December 31, 2013 compared to the previous year reflecting primarily our efforts to reduce the higher support and administrative costs that were necessary in the years following our formation in January 2011.

The following table reconciles our profit or loss for the period from continuing operations to our Adjusted EBITDA for the years presented:

	For the year ended December 31,
	2014	2013	2012
(€ in millions)
Profit for the period from continuing operations	54	96	149
Other expenses(a)	—	27	3
Finance costs—net	58	50	60
Income tax	37	39	46
Share of profit from joint ventures	1	(3)	5
Depreciation and amortization	49	32	11
Impairment charges	—	—	3
Restructuring costs(b)	12	8	25
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities	(1)	(2)	1
Unrealized (gains) / losses on derivatives at fair value	53	(12)	(61)
Swiss pension settlements(c)	(6)	—	8
Ravenswood benefit plan amendment(d)	(9)	(11)	(58)
Ravenswood CBA renegotiation(e)	—	—	7
Losses on disposals and assets classified as held for sale(f)	5	5	—
Metal price lag(g)	(27)	29	16
Apollo management fee(h)	—	2	3
Transition, start-up and development costs(i)	11	7	—
Exceptional employee bonuses in relation to cost savings and turnaround plans(j)	—	—	2
Other(k)	38	13	3

Adjusted EBITDA	275	280	223

(a)	Represents costs incurred in connection with our IPO and secondary offerings amounting to €27 million for the year ended December 31, 2013.
(b)	Restructuring costs represent one-time termination benefits or severance, plus contract termination costs, primarily related to equipment and facility lease obligations.
(c)	Represents a loss generated by a settlement on withdrawal from the foundation that administered its employee benefit plan in Switzerland of €8 million in 2012 and a gain of €6 million in 2014 resulting from a plan modification.
(d)	Represents (i) a €58 million gain due to several amendments of our Ravenswood plan in 2012 and (ii) a gain of €11 million and €9 million related to our amendments to our Ravenswood benefit plans in the year ended December 31, 2013 and the year ended December 31, 2014, respectively.
(e)	Represents non-recurring professional fees, including legal fees and bonuses in relation to the successful renegotiation of the 5-year collective bargaining agreement at our Ravenswood manufacturing site in September 2012.
(f)	Represents primarily losses on disposal of our plants in Ham and Saint Florentin, France and other European assets in the year ended December 31, 2013 and in the year ended December 31, 2014 it primarily relates to our assets held for sale in our A&T segment, including our plant in Tarascon-sur-Ariège, France, which was sold on October 27, 2014.
(g)

Represents the financial impact of the timing difference between when aluminium prices included within our revenues are established and when aluminium purchase prices included in our cost of sales are established. We account for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in aluminium prices. This lag will, generally, increase our earnings in times of rising primary aluminium prices and decrease our earnings in times of declining primary aluminium prices. The calculation of our metal price lag is based on an internal standardized methodology calculated at each of our manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of our cost of goods sold, by the quantity sold in the period.
(h)	Represents the annual Apollo management fee, which was equal to the greater of $2 million per annum or 1% of our Adjusted EBITDA measure before such fees, as defined in the Pre-IPO Shareholders Agreement of the years ended December 31, 2012 and 2013.
(i)	Represents start-up costs related to new sites and business development initiatives amounting to (i) €7 million in the year ended December 31, 2013 and (ii) €11 million in the year ended December 31, 2014, of which €6 million related to the expansion of our site in Van Buren, U.S. and €5 million related to Body In White growth projects both in Europe and in the U.S.
(j)	Represents one-off bonuses under a two-year plan, paid to selected employees in relation to the achievement of cost savings targets and the costs of a bonus plan in relation to the turnaround program at our Ravenswood site.
(k)	Other adjustments are as follows: (i) in the year ended December 31, 2012, the exceptional costs incurred in respect of our IPO efforts; (ii) in the year ended December 31, 2013, incremental costs relating to our transition from a private to a public company for €9 million (including costs incurred in connection with the amendment of our management equity program following our IPO), scoping costs on the sale of existing sites for €2 million and other adjustments for €2 million; and (iii) in the year ended December 31, 2014, €4 million of share-based payment expense and costs associated with our management equity program, €34 million of fees related to the Wise Acquisition, €2 million of scoping costs, €8 million of income tax contractual reimbursement from one of our former shareholders and €6 million of other adjustments.

Quarterly Financial Information

The table below presents summary financial and operating data for our quarters in the fiscal years ended December 31, 2013 and 2014:

	2014				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
(€ in millions unless otherwise stated)	(unaudited)
Statement of income data (continuing operations):
Revenue	883	920	927	936	911	916	862	806
Cost of sales	(766)	(790)	(799)	(828)	(784)	(788)	(748)	(704)
Gross profit	117	130	128	108	127	128	114	102
Income from operations	56	70	34	(10)	29	73	69	38
Income before income taxes	46	43	24	(22)	4	40	62	29
Net Income/(Loss) for the year from continuing operations	30	28	12	(16)	(2)	24	41	33

Other operational and financial data:
Net trade working capital	285	295	299	204	401	373	320	222
Change in net trade working capital	(63)	(10)	(4)	95	(112)	28	53	98
Capital expenditure	33	37	57	72	23	32	37	52
Volumes (in kt)	269	279	266	248	260	274	257	234
Revenue per ton (€ per ton)	3,283	3,297	3,485	3,789	3,504	3,343	3,354	3,444
Adjusted EBITDA	71	81	72	51	72	85	64	59
Adjusted EBITDA per ton (€ per ton)*	263	291	269	207	280	309	247	253

*	Adjusted EBITDA per ton is calculated on unrounded underlying figures.

	2014				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
(€ in millions unless otherwise stated)	(unaudited)
Continuing operations*
Net Income/(Loss) for the year from continuing operations	30	28	12	(16)	(2)	24	41	33
Other expenses	1	—	—	(1)	—	24	—	3
Finance costs—net	9	27	10	12	25	9	10	6
Income tax	16	15	12	(6)	6	16	21	(4)
Share of (profit)/loss from joint ventures	—	—	—	1	—	—	(3)	—
Depreciation and impairment	9	11	12	17	4	5	10	13
Restructuring costs	3	2	2	5	2	—	4	2
Unrealized/(gains) losses on derivatives at fair value and exchange gains from the remeasurement of monetary assets and liabilities	3	(9)	34	24	32	(1)	(33)	(12)
Pension settlement and amendment	(8)	(1)	—	(6)	—	(11)	—	—
Losses /(gains) on disposals and assets held for sale	—	6	(2)	1	—	4	—	1
Metal price lag	2	(2)	(16)	(11)	2	10	9	8
Apollo management fee	—	—	—	—	1	1	—	—
Transition, start-up and development costs	3	2	3	3	—	—	2	5
Other	3	2	5	28	2	4	3	4

Adjusted EBITDA	71	81	72	51	72	85	64	59

*	Please see the reconciliation in “—Segment Results.”

Covenant Compliance

Our debt agreements contain customary covenants and events of default that, among other things, restrict, subject to certain exceptions, our ability and the ability of our subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividends and other restricted payments.

Our ABL Facility described in “Item 10. Additional Information––C. Material Contracts”—the “ABL Facility”, contains a financial maintenance covenant that requires Constellium Rolled Products Ravenswood, LLC to maintain excess availability of the greater of (i) $10 million and (ii) 10% of the aggregate revolving loan commitments. Constellium Rolled Products Ravenswood, LLC is currently in compliance with this financial maintenance covenant. The ABL Facility also contains customary negative covenants on liens, investments and restricted payments related to Ravenswood, LLC.

We were in compliance with our covenants throughout 2014 and 2013 and as of December 31, 2014 and 2013.

Liquidity and Capital Resources

Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties and related parties.

As part of our cash flow management, we have improved our net working capital through procurement initiatives designed to leverage economies of scale and improve terms of payment to suppliers, as well as through collection initiatives designed to improve our billings and collections processes to reduce outstanding receivables. Our net working capital as a percentage of annual revenue decreased from 8% in 2012 to 6% in 2013 and 2014. We define net working capital days, days of inventories, days of payables and days of sales outstanding as net trade working capital, inventories, trade payables and trade receivables divided by revenues for the last quarter, multiplied by 90, respectively. Net trade working capital is inventories plus trade receivables net, less trade payables. We believe this measure helps users of the financial statements compare our cash management from period to period and against our peers in respect to our efficiency of working capital employed and the ability to provide sufficient liquidity in the short and long term.

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

It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we enter into combinations of forward contracts and currency options with financial institutions, selling forward U.S. dollars against euros. In addition, as discussed in “Item 4. Information on the Company—B. Business Overview—Managing our Metal Price Exposure,” when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S. dollar appreciates versus the euro or the LME price for aluminium falls, the derivative contracts entered into with financial institution counterparties have a negative mark-to-market. Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Company from the potential margin calls for significant market movements, we hold a significant liquidity buffer in cash or in availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor margin requirements on a daily basis for adverse movements in the U.S. dollar versus the euro and in aluminium prices.

At December 31, 2014, the margin requirement related to aluminium hedges was zero (as of December 31, 2013, margin posted on aluminium hedges was also zero). As of December 31, 2014, the margin requirement related to foreign exchange hedges was zero (as of December 31, 2013, margin posted on foreign exchange hedges was €11 million). Throughout the year 2014, there were no margins posted related to foreign exchange derivatives. The highest margin posted in 2013 related to foreign exchange derivatives was €20 million on January 3, 2013.

At December 31, 2014, we had €1,300 million of total liquidity, comprised of €989 million in cash and cash equivalents, €42 million of undrawn credit facilities under our ABL Facility, €120 million available under our Unsecured Revolving Credit Facility, and €149 million available under our factoring arrangements. Our liquidity position was reinforced by the $400 million and €240 million bond offerings completed in December, 2014.

Cash Flows

The following table summarizes our operating, investing and financing activities for the years ended December 31, 2012, 2013 and 2014:

	For the year ended December 31,
	2014	2013	2012
	(€ in millions)
Net cash provided by / (used) in:
Operating activities	212	184	246
Investing activities	(216)	(132)	(131)
Financing activities	753	43	(86)

Net increase in cash and cash equivalents	749	95	29

Net cash from operating activities

Net cash from operating activities increased by €28 million, from an inflow of €184 million in the year ended December 31, 2013, to an inflow of €212 million for the year ended December 31, 2014. Net working capital days decreased by 5 days to 20 days for the year ended December 31, 2014, from 25 days for the year ended December 31, 2013. The increase in LME prices and foreign exchange drove all components of trade working capital up, especially inventories and in our A&T segment. Payables were also impacted by the expenses related to the Wise acquisition which were incurred in Q4 2014.

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

Net cash from investing activities

Cash flows used in investing activities increased by €84 million to €216 million for the year ended December 31, 2014, from €132 million for the year ended December 31, 2013, mainly driven by a €55 million increase in capital expenditures, to €199 million for the year ended December 31, 2014, from €144 million for the year ended December 31, 2013. Our capital expenditures for the year included €36 million related to the ramp up of our body-in-white projects in our PA&RP segment, a further €12 million spent on projects related to Airware and major maintenance in our A&T segment. Cash flows used in investing activities also included €19 million related to our investment in Quiver Ventures LLC which was created during the fourth quarter of 2014.

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

Net cash from financing activities

Net cash provided by financing activities was an inflow of €753 million for the year ended December 31, 2014, compared to an inflow of €43 million for the year ended December 31, 2013. Net cash provided by financing activities in the year ended December 31, 2014 reflected the €1,153 million of proceeds from the issuance of Senior Notes in May and October, partially used to repay €331 million of the New Term Loan. Net cash provided by financing activities also included €27 million cash outflows related to payment of deferred financing costs and €34 million of other financing activities.

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

Historical Capital Expenditures

The following table provides a breakdown of the historical capital expenditures for property, plant and equipment by segment for the periods indicated:

	For the year ended December 31,
	2014	2013	2012
	(€ in millions)
A&T	71	53	42
AS&I	48	49	40
P&ARP	74	37	39
Intersegment and Other	6	5	5

Total from continuing operations	199	144	126

Capital expenditure in the Company predominantly relates to development, maintenance and health & safety expenditures.

Main projects undertaken during the period included the Singen press line which started operations in May 2013 and the new casthouse in Decin which became fully operational in June 2014. Our significant projects in progress include the Body-in-White capacity extension in P&ARP, the new press in AS&I and the Airware casthouse in A&T.

Capital expenditures increased by €55 million, or 38%, to €199 million for the year ended December 31, 2014, from €144 million in the year ended December 31, 2013, as a result of the continuation of existing projects and a number of new projects, including €36 million spent on Body-in-White projects and €12 million spent on Airware-related projects.

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

As at December 31, 2014, we had €183 million of construction in progress which relates to our continued modernization and rebuilding projects at our Neuf Brisach, Issoire, Van Buren, Ravenswood and Singen sites.

Our principal capital expenditures are expected to total approximately €508 million, for the years ended December 31, 2015 and 2016 in the aggregate. We currently expect all of our capital expenditures to be financed internally.

Off-Balance Sheet Arrangements

As of December 31, 2014, we have no significant off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our estimated material contractual cash obligations and other commercial commitments at December 31, 2014:

		Cash payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(unaudited, € in millions)
Borrowings(1)	1,233	34	—	—	1,199
Interest(2)	619	58	152	152	257
Derivatives relating to currencies and metal(3)	116	73	43	—	—
Operating lease obligations(4)	50	14	19	12	5
Capital expenditures	132	103	29	—	—
Finance leases(5)	40	6	11	8	15

Total(6)	2,190	288	254	172	1,476

(1)	Borrowings include the U.S. Revolving Credit Facility which is considered short-term in nature and is included in the category “Less than 1 year.”
(2)	Interests under the May 2014 Senior Notes accrue at a rate of 5.750% per annum on the U.S. Dollar Notes and 4.625% per annum on the Euro Notes.

Interests under the December 2014 Senior Notes accrue at a rate of 8.00% per annum on the U.S. Dollar Notes and 7.00% on the Euro Notes.

(3)	Foreign exchanges options have not been included as they are not in the money.
(4)	Operating leases relate to buildings, machinery and equipment.
(5)	Finance leases primarily relates to a sale-leaseback transaction in the US.
(6)	Retirement benefit obligations of €654 million are not presented above as the timing of the settlement of this obligation is uncertain.

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

United States pensions and healthcare plans

In the United States, we operate defined benefit plans, which, as of December 31, 2014, covered 1,000 active participants, 337 deferred participants and 1,535 retired employees.

There is a defined contribution (401(k)) savings plan and an unfunded post-employment benefit scheme.

Switzerland

In 2012, and as part of the separation agreement with Rio Tinto, we withdrew from the foundation that previously had administered our employee benefit plans in Switzerland and joined a new commercial multi-employee foundation for our Swiss employees. This change led to a partial liquidation of the previous scheme which triggered a settlement. At the same time there was a change in employee benefit entitlements that resulted in a decrease in past service costs. The net effect of the settlement and the change in benefits resulted in a €8 million loss recorded within other gains/losses in the income statement. As of December 31, 2014, there were 777 employees and 89 retired employees in the Swiss pension plan.

Germany

In Germany, there are a number of defined benefit and defined contribution pension schemes, which, as of December 31, 2014, covered a total of 1,456 active participants, 442 deferred participants and 2,768 retired employees.

France

In France, there are unfunded defined benefit pension plans, which, as of December 31, 2014, covered 3,886 active participants and 586 retired employees.

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

For the year ended December 31, 2014, the total expense recognized in the income statement in relation to all our pension and post-retirement benefits was €30 million (compared to €29 million for the year ended December 31, 2013). At December 31, 2014, the fair value of the plans assets was €330 million (compared to €277 million as of December 31, 2013), compared to a present value of our obligations of €984 million (compared to €784 million as of December 31, 2013), resulting in an aggregate plan deficit of €654 million (compared to €507 million as of December 31, 2013). Contributions to pension plans totaled €34 million for the year ended December 31, 2014 (compared to €27 million for the year ended December 31, 2013). Contributions for other benefits totaled €15 million for the year ended December 31, 2014 (compared to €16 million for the year ended December 31, 2013).

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

Our estimated funding for our funded pension plans and other post-retirement benefit plans is based on actuarial estimates using benefit assumptions for discount rates, rates of compensation increases, and health care cost trend rates. The deficit in the pension plan and the unfunded post-retirement healthcare obligation as of December 31, 2014 were €282 million and €372 million, respectively. The deficit in the pension plan and the unfunded post-retirement healthcare obligation as of December 31, 2013 were €208 million and €299 million, respectively. Estimating when the obligations will require settlement is not practicable and therefore these have not been included in the Contractual Obligations table above.

Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 24 to our audited consolidated financial statements contained elsewhere in this Annual Report.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

Our principal accounting policies are set out in Note 2 to the audited consolidated financial statements which appear elsewhere in this Annual Report. New standards and interpretations not yet adopted are also disclosed in Note 2.c to our audited consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our executive officers and the members of our board of directors as of the date of this Annual Report (ages are given as of April 20, 2015). The business address of each of our executive officers and directors listed below is c/o Constellium, Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Name	Age	Position	Date of Appointment
Richard Evans	67	Chairman	January 5, 2011
Pierre Vareille	57	Director	March 1, 2012
Guy Maugis	61	Director	January 5, 2011
Matthew Nord	35	Director	May 14, 2010
Philippe Guillemot	55	Director	May 21, 2013
Werner Paschke	65	Director	May 21, 2013
Michiel Brandjes	60	Director	June 11, 2014
Peter Hartman	66	Director	June 11, 2014
John Ormerod	66	Director	June 11, 2014
Lori Walker	57	Director	June 11, 2014

Pursuant to a shareholders agreement between the Company and Bpifrance, Mr. Maugis was selected to serve as a director by Bpifrance.

Richard B. Evans. Mr. Evans has served as our Chairman since December 2012. Mr. Evans is currently an independent director of Noranda Aluminum Holding Corporation and an independent director of CGI, an IT consulting and outsourcing company. Mr. Evans retired in May 2013 as Non-Executive Chairman of Resolute Forest Products, a Forest Products company based in Montreal. He retired in April 2009 as an Executive Director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd., and as Chief Executive Officer of Rio Tinto Alcan Inc., a wholly owned subsidiary of Rio Tinto. Previously, Mr. Evans was President and Chief Executive Officer of Montreal based Alcan Inc. from March 2006 to October 2007, and led the negotiation of the acquisition of Alcan by Rio Tinto in October 2007. He was Alcan’s Executive Vice President and Chief Operating Officer from September 2005 to March 2006. Prior to joining Alcan in 1997, he held various senior management positions with the Kaiser Aluminum and Chemical Company during his 27 years with that company. He is a past Chairman of the International Aluminum Institute (IAI) and is a past Chairman of the Washington, DC-based U.S. Aluminum Association. He previously served as Co-Chairman of the Environmental and Climate Change Committee of the Canadian Council of Chief Executives and as a member of the Board of USCAP, a Washington, DC-based coalition concerned with climate change.

Pierre Vareille. Mr. Vareille has been the Chief Executive Officer of Constellium since March 2012. Prior to joining Constellium, Mr. Vareille was Chairman and Chief Executive Officer of FCI, a world-leading manufacturer of connectors. Mr. Vareille is a graduate of the French engineering school Ecole Centrale de Paris and the Sorbonne University (economics and finance). He started his career in 1982 with Vallourec, holding various positions in manufacturing, controlling, sales and strategy before being appointed Chief Executive Officer of several subsidiaries. From 1995 to 2000 Mr. Vareille was Chairman and Chief Executive Officer of GFI Aerospace (now LISI Aerospace), after which he joined Faurecia as a member of the executive committee and Chief Executive Officer of the Exhaust Systems business. In 2002, he moved to Pechiney as a member of the executive committee in charge of the aluminium conversion sector and as Chairman and Chief Executive Officer of Rhenalu. He was then named in 2004 as Group Chief Executive of Wagon Automotive, a company listed on the London Stock Exchange, where he served until 2008. Mr. Vareille has been a member of the Societe Bic board of directors since 2009.

Guy Maugis. Mr. Maugis has been the President of Robert Bosch France SAS since January 2004. The French subsidiary covers all the activities of the Bosch Group, a leader in the domains of the Automotive Equipments, Industrial Techniques and Consumer Goods and Building Techniques. Mr. Maugis is a former graduate of Ecole Polytechnique, Engineer of “Corps des Ponts et Chaussées” and worked for several years at the Equipment Ministry. At Pechiney, he managed the flat rolled products factory of Rhenalu Neuf-Brisach. At PPG Industries, he became President of the European Flat Glass activities. With the purchase of PPG Glass Europe by ASAHI Glass, Mr. Maugis assumed the function of Vice-President in charge of the business development and European activities of the automotive branch of the Japanese group.

Matthew H. Nord. Mr. Nord is a partner of Apollo Global Management, LLC, having joined Apollo in 2003. Prior to that time, Mr. Nord was a member of the Investment Banking division of Salomon Smith Barney Inc. Mr. Nord serves on the board of directors of Presidio, Inc., Novitex Enterprise Solutions, Affinion Group Inc. and Noranda Aluminum Holding Corporation. Mr. Nord also serves on the Board of Trustees of Montefiore Health System and on the Board of Overseers of the University of Pennsylvania’s School of Design. Mr. Nord graduated summa cum laude with a BS in Economics from the University of Pennsylvania’s Wharton School of Business. Mr. Nord has over 12 years of experience in financing, analyzing and investing in public and private companies, including significant experience making and managing private equity investments on behalf of Apollo Funds. He has worked on numerous metals industry transactions at Apollo, particularly in the aluminium sector.

Philippe Guillemot. Mr. Guillemot is Chief Operating Officer of Alcatel-Lucent. He has nearly thirty years of experience in quality control and management, particularly with automotive components manufacturers and power distribution product manufacturers. From April 2010 to February 2012, he served as Chief Executive Officer of Europcar Group, the leading provider of car rental services in Europe with a presence in 150 countries. Mr. Guillemot served as Chairman and CEO of Areva T&D from 2004 to 2010, and previously served in management positions at Valeo and Faurecia. Mr. Guillemot began his career at Michelin, where he was initially responsible for production quality and plant quality at sites in Canada, France and Italy. He was a member of Booz Allen Hamilton’s Automotive Practice from 1991 to 1993 before returning to Michelin to serve as an operations manager, director of Michelin Group’s restructuring in 1995-1996, Group Quality Executive Vice-President, and Chief Information Officer. Mr. Guillemot received his undergraduate degree in 1982 from Ecole des Mines in Nancy and received his MBA from Harvard University in Cambridge, MA in 1991.

Werner P. Paschke. Mr Paschke is an independant Director of several companies, currently at Braas Monier Building Group SA, where he chairs the Audit Committee, and at Schustermann & Borenstein GmbH. In previous years he served on the Supervisory Boards of Conergy Aktiengesellschaft and Coperion GmbH. Between 2003 and 2006, Mr. Paschke served as Managing Director and Chief Financial Officer of Demag Holding in Luxemburg, where he was responsible for actively enhancing the value of seven former Siemens and Mannesmann units. From 1992 to 2003 he worked for Continental AG, since 1994 as ‘Generalbevollmächtigter’ for corporate controlling, plus later accounting. From 1988 to 1992 he served as Chief Financial Officer for General Tire Inc., Akron, Ohio, USA. From 1973 to 1987 he held different positions at Continental AG in finance, distribution, marketing and controlling. Mr Paschke studied economics at Universities Hannover, Hamburg and Munster/Westphalia and is a 1993 graduate of the International Senior Management Program at Harvard University.

Michiel Brandjes. Mr. Brandjes serves as Company Secretary and General Counsel Corporate of Royal Dutch Shell plc since 2005. Mr. Brandjes formerly served as Company Secretary and General Counsel Corporate of Royal Dutch Petroleum Company. He served for 25 years on numerous legal and non-legal jobs in the Shell Group within the Netherlands and abroad, including as head of the legal department in Singapore and as head of the legal department for North East Asia based in Beijing and Hong Kong. Before he joined Shell, Mr. Brandjes worked at a law firm in Chicago after graduating from law school at the University of Rotterdam and at Berkeley, California. He has published a number of articles on legal and business topics, is a regular speaker on corporate legal and governance topics and serves in a number of advisory and non-executive director positions not related to Shell.

Peter F. Hartman. Mr. Hartman serves as Vice Chairman of Air France KLM since July 2013. He also serves as member of the supervisory boards of Fokker Technologies Group B.V since 2013, Royal Ten Cate N.V. since 2013, Air France KLM S.A. since 2010 and Texel Airport N.V. since mid-2013. Mr. Hartman is also Chairman of ACARE (Advisory Council for Aviation Research and Innovation in Europe). Mr. Hartman served as President and CEO of KLM Royal Dutch Airlines from 2007 to 2013, and as member of the supervisory boards of Kenya Airways from 2004 to 2013, Stork B.V. from 2008 to 2013, and CAI Compagnia Aerea Italiana s.p.A. from 2009 to January 2014 and Delta Lloyd Group N.V. from 2010 to May 2014. Mr. Hartman received a degree in Mechanical Engineering from HTS Amsterdam, Amsterdam and a Master in Business Economics from Erasmus University, Rotterdam.

John Ormerod. Mr. Ormerod is a chartered accountant and has worked for over 30 years in public accounting firms. He served for 32 years at Arthur Andersen, serving in various client service and management positions, with last positions held from 2001 to 2002 serving as Regional Managing Partner UK and Ireland, and Managing Partner (UK). From 2002 to 2004, he was Practice Senior Partner for London at Deloitte (UK) and was member of the UK executives and Board. Mr. Ormerod is a graduate of Oxford University. Mr. Ormerod currently serves in the following director positions: since 2006, as Non-executive director and Chairman of the Audit Committee of Gemalto N.V., and as member of the compensation committee; since 2008, as Non-executive director of ITV plc, as member of the remuneration and nominations committees and was appointed

Chairman of the Audit Committee in 2010; and, since 2009, as Non-executive director of Tribal Group plc., and as a member of the audit, remuneration and nominations committee. He was appointed Chairman of the board in 2010. Mr. Ormerod also served as Non-executive director and Chairman of the Audit Committee of Computacenter plc., and as member of the remuneration and nominations committees until April 1, 2015.

Lori A. Walker. Ms. Walker is Member of the Board of Directors of Southwire, an industrial manufacturer of wire and cable. Ms. Walker previously served as Chief Financial Officer and Senior Vice President of The Valspar Corporation from 2008 to 2013, where she led the Finance, IT and Communications teams. Prior to that position, Ms. Walker served as Valspar’s Vice President, Controller and Treasurer from 2004 to 2008, and as Vice President and Controller from 2001 to 2004. Prior to joining Valspar, Ms. Walker held a number of roles with progressively increasing responsibility at Honeywell Inc. during a 20-year tenure, with her last position there serving as Director of Global Financial Risk Management. Ms. Walker holds a Bachelor of Science of Finance from Arizona State University and attended the Executive Institute Program and the Director’s College at Stanford University.

The following persons are our officers as of the date of this Annual Report (ages are given as of April 20, 2015):

Name	Age	Title
Pierre Vareille	57	Chief Executive Officer
Didier Fontaine	53	Chief Financial Officer
Laurent Musy	48	President, Aerospace and Transportation business unit
Paul Warton	53	President, Automotive Structures and Industry business unit
Jun Tao	49	Vice President, Strategy and Business Development
Marc Boone	53	Vice President, Human Resources
Jeremy Leach	53	Vice President and Group General Counsel
Nicolas Brun	49	Vice President, Communications
Yves Merel	48	Vice President, EHS & Lean Transformation
Simon Laddychuk	48	Vice President & Chief Technical Officer

The following paragraphs set forth biographical information regarding our officers:

Didier Fontaine. Mr. Fontaine has been the Chief Financial Officer of Constellium since September 2012. Prior to joining Constellium, Mr. Fontaine was from March 2009 Executive Vice President and Chief Financial Officer and Information Technology Director of the Plastic Omnium, a world-leading automotive supplier present in 27 countries with over 20,000 employees, which is listed on Euronext Paris and is part of the CAC Mid 60. Mr. Fontaine was also a member of the executive committee during his time at Plastic Omnium and was instrumental in orchestrating the company’s post-2008 recovery by generating a strong cash position and operating margin. In 2010, Plastic Omnium was recognized as the company with the highest share price improvement on Euronext Paris. Mr. Fontaine started his career in 1987 with Credit Lyonnais, holding various positions in Canada, France and Brazil in corporate and structured finance. From 1995 to 2001, he worked for the Schlumberger Group where he held various positions in the Treasury and Controller departments. In 2001, he joined Faurecia Exhaust System as Vice President of Finance and IT and managed the South American and South African operations up to 2004. In 2005, Mr. Fontaine joined Inergy Automotive System, a fuel tank business and a joint venture between Solvay Group and Plastic Omnium as the Chief Financial Officer and IT director (and was also a member of the company’s executive committee). Mr. Fontaine is a graduate of L’Institut d’Etudes Politiques of Paris “Sciences Po” (with a major in finance and tax) and has a master’s degree in econometrics from Lyon University.

Laurent Musy. Mr. Musy is President, Aerospace & Transportation since December 2014. Previously, he has served as President, Packaging & Automotive Rolled Products from January 2011 to December 2014, and had held the same position at Alcan Engineered products since April 2008. Prior to that, Mr. Musy worked in the upstream aluminium industry, including as General Manager of the Pechinery St-Jean smelter in France, CEO of Tomago Aluminium in Australia and President of Alcan Bauxite & Alumina’s Atlantic Operations. He led the worldwide integration of Rio Tinto and Alcan in bauxite and alumina. Earlier in his career, he worked for Bull Japan, Saint-Gobain and McKinsey. At the EAA, Mr. Musy is currently the chairman of both the packaging board and the rollers’ division. He chairs Constellium’s sustainability council. Mr. Musy is a graduate of the Ecole des Mines de Paris and holds an MBA from INSEAD.

Paul Warton. Mr. Warton has served as our President, Automotive Structures & Industry since January 2011, and previously held the same role at Alcan Engineered Products since November 2009. Mr. Warton joined Alcan Engineered Aluminum Products in November 2009. Following manufacturing, sales and management positions in the automotive and construction industries, he has spent 17 years managing aluminium extrusion companies across Europe and in China. He has held the positions of President Sapa Building Systems & President Sapa North Europe Extrusions during the integration process with Alcoa soft alloy extrusions. Mr. Warton served on the Building Board of the European Aluminum Association (EAA) and was Chairman of the EAA Extruders Division. He holds an MBA from London Business School.

Jun Tao. Mr. Tao is Vice President, Strategy and Business Development for Constellium since May 2014. He was previously the Managing Director of CITIC Capital Partners, responsible for the overall development and leadership of their Portfolio of Operating companies in China. Prior to joining this private equity firm, Mr. Tao was with American Securities LLC. As a senior member, he was in charge of their Portfolio Operating Group in China for 5 years. Before that, Mr. Tao spent 14 years with General Electric in America and China, where he worked in various manufacturing and business management positions in the Healthcare, Aircraft Engines and Power Systems divisions. Mr. Tao holds a MBA from the Marquette University, a M.Sc. in Material Science & Engineering from the University of Michigan, and a B.Sc. in Material Science & Engineering from Shanghai Jiaotong University.

Marc Boone. Mr. Boone joined Constellium in June 2011 as Vice-President, Human Resources. From 2003 through 2010, Mr. Boone served as the Human Resources Director at Uniq plc, and prior to 2003 held human resources and change management positions in industrial and service companies such as Alcatel Mietec, Johnson Controls, MasterCard, General Electric and KPMG.

Jeremy Leach. Mr. Leach joined Constellium as Vice President and Group General Counsel and Secretary to the Board of Constellium since January 2011 and previously was Vice President and General Counsel at Alcan Engineered Products. Mr. Leach joined Pechiney in 1991 from the international law firm Richards Butler (now Reed Smith). Prior to becoming General Counsel at Alcan Engineered Products, he was the General Counsel of Alcan Packaging and has held various senior legal positions in Rio Tinto, Alcan and Pechiney. He has been admitted in a number of jurisdictions, holds a law degree from Oxford University (MA Jurisprudence) and an MBA from the London Business School.

Nicolas Brun. Mr. Brun has served as our Vice President, Communications in January 2011, and previously held the same role at Alcan Engineered Products since June 2008. From 2005 through June 2008, Mr. Brun served in the roles of Vice President, Communications for Thales Alenia Space and also as Head of Communications for Thales’ Space division. Prior to 2005, Mr. Brun held senior global communications positions as Vice President External Communications with Alcatel, Vice President Communications Framatome ANP/AREVA, and with the Carlson Wagonlit Travel Group. Mr. Brun attended University of Paris-La Sorbonne and received a degree in economics and also has a master’s degree in corporate communications from Ecole Française des Attachés de Presse and also a certificate in marketing management for distribution networks from the Ecole Supérieure de Commerce in Paris.

Yves Mérel. Mr. Merel has served as our Vice President, EHS and Lean Transformation, since August 2012. Prior to that, Mr. Merel led several Lean Transformation programs with impressive improvement track records in the automotive and electronic industries. Mr. Merel discovered the Lean principles during his 10 years at Valeo, mostly as Plant Manager and has since implemented Lean within more than 21 countries and cultures. From May 2008 until he joined Constellium he served as Group Lean Director and then as Vice President Industrial Development at FCI. He also extends his Lean expertise to functions out of the usual EHS, Quality, Supply Chain and Production areas, such as to Engineering, Purchasing, Human Resource, Finance and Sales. Mr. Merel holds an Engineering degree from Compiegne University of Technology and a degree from Harvard Business School’s General Management Program.

Simon Laddychuk. A practiced leader with over 20 years of years experience gained in the metals industry, Simon Laddychuk is the Vice President and Chief Technical Officer for Constellium. In this role he oversees the Research and Development, Technology and group Engineering activities. Prior to his current role he was the Vice President of Manufacturing for the Aerospace and Transportation Business Unit a global leader serving key aerospace customers with advanced aluminium solutions for current and future aircraft and other value-added market applications. Born in South Wales, United Kingdom, Simon graduated in the UK. He holds a number of Engineering qualifications, a Bachelor of Science Degree in Materials Science and an MBA. He is a member of the Institute of Materials. He joined Alcan Engineered Products in 1991, where he has held operational and corporate management positions in different sectors in packaging and aluminium conversion in Europe and North America. Throughout his career, Simon has always shown his active personal involvement in health, safety and the environment, sustainability and climate issues between 2003—2007 personally leading the development and implementation of Alcan’s strategy for Sustainability and EHS.

There are no family relationships between the executive officers and the members of our board of directors.

B. Compensation

Non-Employee Director Compensation

For 2014, each of our non- executive directors was paid an annual retainer of €60,000 and received €2,000 for each meeting of the board they attended in person and €1,000 for each meeting they attended by telephone. In addition, the Chairman of the Audit Committee received an annual retainer of €15,000, and the Chairman of each of the Remuneration and the Nominating and Governance Committees received an annual retainer of €8,000.

Mr. Evans, as Chairman of the Board, was paid an additional €60,000 per year for his services, a position to which he was appointed on December 6, 2012.

In May 2013, each of Messrs. Guillemot and Paschke were granted an award of restricted stock units with an aggregate grant date value of €50,000, 50% of which vested in May 2014. The restricted stock unit awards vest in equal installments on each of the first and second anniversaries of the grant date, subject to the recipient continuously being a member of our board of directors through each such anniversary.

In June 2014, upon being newly appointed as Board members Ms. Walker and Messrs. Brandjes, Hartman and Ormerod received an award of restricted stock units with an aggregate grant date value of €50,000. The restricted stock unit awards vest in equal installments on each of the first and second anniversaries of the grant date, subject to the recipient continuously being a member of our board of directors through each such anniversary.

The following table sets forth the approximate remuneration paid or payable in respect of our 2014 fiscal year to our non-employee directors:

Name	Annual Director Fees	Board/ Committee Attendance Fees	Equity Awards	Total
Philippe Guillemot	€60,000	€25,000	€—	€85,000
Guy Maugis	€60,000	€27,000	€—	€87,000
Richard B. Evans	€128,000	€30,000	€—	€158,000
Pieter Oosthoek(1)	€14,425	€—	€—	€14,425
Werner P. Paschke	€75,000	€25,000	€—	€100,000
Michiel Brandjes	€35,000	€13,000	€50,000	€98,000
Peter F. Hartman	€35,000	€13,000	€50,000	€98,000
Matthew H. Nord	€68,000	€20,000	€—	€88,000
John Ormerod	€35,000	€8,000	€50,000	€93,000
Lori A. Walker	€35,000	€14,000	€50,000	€99,000

(1)	Annual director fee for Mr. Oosthoek reflects the total fees paid to Intertrust (Netherlands) B.V. in respect of Mr. Oosthoek’s services to the Company during our 2014 fiscal year (excluding any value added taxes).

Officer Compensation

The table below sets forth the approximate remuneration paid during our 2014 fiscal year to certain of our executive officers, including Pierre Vareille, our Chief Executive Officer, Didier Fontaine, our Chief Financial Officer, Laurent Musy, formerly our President, Packaging & Automotive Rolled Products and appointed in December 2014 as President, Aerospace & Transportation, Paul Warton, our President, Automotive Structures & Industry, and Jean-Christophe Figueroa, our former President of Aerospace and Transportation. Mr. Figueroa resigned effective November 2014. The remuneration information for our executive officers other than Mr. Vareille is presented on an aggregate basis in the row labeled “Other Executive Officers” in the table below.

The Executive Performance Award Plan (the “EPA”) bonuses paid in March 2014 to certain of our executive officers were paid in respect of 2013 EPA awards granted to such officers. In addition, each such executive officer was granted a restricted stock unit award under the Constellium N.V. 2013 Equity Incentive Plan pursuant to a shareholding retention program implemented by our remuneration committee. See “—Shareholding Retention Program” below.

Name and Principal Position	Base Salary Paid(1)	Non-equity Incentive Plan Compensation (EPA Bonus)	Equity Awards(2)	Change in Pension Value(3)	All Other Compensation(4)	Total
Pierre Vareille, CEO	€772,891	€550,997	€—	€159,842	€1,976	€1,485,706
Other Executive Officers	€1,521,438	€784,127	€—	€203,627	€446,407	€2,955,599

(1)	Amounts reflect proration for individuals who were not employed by the Company for all of 2014.
(2)	No restricted stock unit awards were granted to such individuals in 2014 under the Constellium N.V. 2014 Equity Incentive Plan.
(3)	Represents amounts contributed by the Company during the 2014 fiscal year to the French and Swiss states as part of the employer overall pension requirements apportioned to the base salary of these individuals.
(4)	Represents the sum of (i) €72,622 in costs to the Company of providing a Company car, lunch allowance and tax services during 2014 to Messrs. Fontaine, Musy, Warton, and Figueroa and (ii) €373,785 provided to Mr. Figueroa in 2014 pursuant to a settlement agreement between the Company and such officer.

The total remuneration paid to such executive officers, including Messrs. Vareille and Fontaine, during our 2014 fiscal year amounted to €4,077,836, consisting of (i) an aggregate base salary of €2,294,329, (ii) aggregate short-term incentive compensation of €1,335,124, and (iii) aggregate benefits in kind in an amount equal to €448,383. The total amount contributed to the value of the pensions for such executive officers, including Messrs. Vareille and Fontaine, during our 2014 fiscal year was €363,469.

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

Long Term Incentive Cash Plan

The Long Term Incentive Cash Plan is intended to motivate and retain certain key senior employees of Constellium who are not eligible to participate in our management equity plan described below. Approximately 60 of our senior employees were selected by our remuneration committee to receive grants of cash awards under the Long Term Incentive Cash Plan. Participants’ award opportunities are based on job grade, with the amount earned in respect of such awards based on the level of attainment of the applicable performance criteria for the applicable measurement years. Awards earned under the plan are generally paid in the third year following the applicable measurement year, with the awards generally vesting based on continued service through the end of the year preceding the year in which payment of the award is made. There were no payments made under this plan in 2014. There was a payment made in 2015 and the Long Term Incentive Cash Plan has been terminated and no other payments will be made under this plan. In addition, there is no other cash plan currently in effect.

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

Co-investment Award Program

Also in October 2013, our remuneration committee approved a co-investment award program for certain critical members of our senior management team for 2014. Each participant in this program was given the opportunity to invest in our ordinary shares, between 30% and 50% of the gross annual bonus he or she earns under the EPA in respect of 2013. Participants who opted to invest under this program will be granted performance-based restricted stock units under the Constellium 2013 Equity Plan (“performance RSUs”) in an amount equal to a specified multiple of the ordinary shares invested. The performance RSUs will vest and be settled for our ordinary shares on the second anniversary of the date of grant, subject to the achievement of certain performance goals based on total shareholder return, the participant remaining continuously employed with the Company through that date, his or her retaining at least 75% of his or her interest in our ordinary shares under the MEP (including any interest in ordinary shares that becomes vested following the date of grant), if applicable, and 100% of his or her investment under this program, and his or her compliance with the protocol to be established by the Company for the orderly liquidation of shares held in the MEP, if applicable.

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

C. Board Practices

Our board of directors currently consists of ten directors, less than a majority of whom are citizens or residents of the United States.

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

Director Independence

As a foreign private issuer under the NYSE rules, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors. However, our board of directors has determined that, under current NYSE listing standards regarding independence (which we are not currently subject to), and taking into account any applicable committee standards, Messrs. Brandjes, Guillemot, Hartman, Maugis, Ormerod and Paschke and Ms. Walker are independent directors.

Committees

Audit Committee

As of December 31, 2014, our audit committee consisted of the following independent directors under the NYSE requirements: Werner Paschke (Chair), Philippe Guillemot, Guy Maugis, John Ormerod and Lori Walker. Our board of directors has determined that at least one member is an “audit committee financial expert” as defined by the SEC and also meets the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended.

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

Remuneration Committee

As of December 31, 2014, our remuneration committee consisted of three directors: Matthew Nord (Chair), Richard Evans and Peter Hartman. The principal duties and responsibilities of the remuneration committee are as follows:

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

Nominating/Governance Committee

As of December 31, 2014, our nominating/corporate governance committee consisted of three directors: Richard Evans (Chair), Michiel Brandjes and Matthew Nord. The principal duties and responsibilities of the nominating/corporate governance committee are as follows:

•	to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of our board of directors; and

•	to make recommendations to our board of directors regarding board governance matters and practices.

D. Employees

As of December 31, 2014, we employed approximately 8,900 employees of which approximately 85% were engaged in production and maintenance activities and approximately 15% were employed in support functions. Approximately 44% of our employees were employed in France, 22% in Germany, 15% in the United States, 9% in Switzerland, and 11% in Eastern Europe and other regions. As of December 31, 2013 and 2012, we employed approximately 8,600 and 8,845 employees, respectively.

The vast majority of non-U.S. employees and approximately 53% of U.S. employees are covered by collective bargaining agreements. These agreements are negotiated on site, regionally or on a national level and are of different durations. Except in connection with prior negotiations completed during the fourth quarter of 2011, around our plan to restructure our plant in Ham, France (which has since been disposed of), we have not experienced a prolonged labor stoppage in any of our production facilities in the past 10 years.

In addition to our employees, we employed 691, 1,031 and 600 temporary employees, respectively, as of December 31, 2012, 2013, and 2014.

E. Share Ownership

Information with respect to share ownership of members of our board of directors and our senior management is included in “Item 7. Major Shareholders and Related Party Transactions.”

Management Equity Plan

Following the Acquisition, a management equity plan (the “MEP”) was established effective from February 4, 2011, to facilitate investments by our officers and other members of management in Constellium. In connection with the MEP, a German limited partnership, Omega Management GmbH & Co. KG (“Management KG”), was formed. As of December 31, 2014, Management KG held approximately 2.55% of the issued share capital of Constellium, consisting of 2,675,809 Class A ordinary shares.

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

Certain of our executive officers, including our Chief Executive Officer, Mr. Vareille, and our Chief Financial Officer, Mr. Fontaine, each participate in the MEP. As of December 31, 2014, the MEP investment of Mr. Vareille represented 972,080 Class A ordinary shares; and the MEP investment of Mr. Fontaine represented 131,985 Class A ordinary shares.

During November 2013, limited partners of Management KG (other than the limited partners who were former employees of Constellium or who were to imminently become former employees of Constellium) were offered the opportunity to participate in trading plans to be established by Management KG under Rule 10b5-1 promulgated under the Exchange Act (the “MEP Trading Plans”) for the orderly liquidation of shares held in the MEP. The first such plan was established on December 13, 2013 and a total of 30 limited partners elected to participate in such plan, which commenced trading on January 13, 2014. A second such trading plan was established on June 13, 2014 and a total of 33 limited partners elected to participate in such plan, which commenced trading on July 14, 2014. As of December 31, 2014, 497,759 Class A ordinary shares have been sold pursuant to the MEP Trading Plans.

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

In connection with our IPO, the MEP was frozen for future participation and it is now contemplated that the MEP will be terminated, with any future equity incentive awards to be granted under the Constellium 2013 Equity Plan. In connection with the contemplated termination of the MEP, our board of directors approved the accelerated vesting of the unvested limited partnership interests held by MEP participants and the corresponding conversion of the Class B ordinary shares held by Management KG in respect of those limited partnership interests into Class A ordinary shares which was also approved at our 2014 general meeting of shareholders.

Equity Incentive Plan

The Company adopted the Constellium 2013 Equity Plan under which certain of our directors, officers, employees, and consultants are eligible to receive equity awards. See “—Constellium N.V. 2013 Equity Incentive Plan” above.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth the principal shareholders of Constellium N.V. (each person or group of affiliated persons who is known to be the beneficial owner of more than 5% of ordinary shares) and the number and percentage of ordinary shares owned by each such shareholder, in each case as of April 20, 2015.

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

Name of beneficial owner	Number of Class A ordinary shares		Number of Class B ordinary shares	Beneficial ownership percentage
Bpifrance Participations	12,846,969	(1)	—	12.2%
Blackrock, Inc.	9,003,411	(2)	—	8.7%
Wellington Management Group LLP	9,151,060	(3)	—	8.7%
Ontario Teachers’ Pension Plan Board	8,574,393	(4)	—	8.2%
Prudential Financial, Inc.	6,467,579	(5)	—	6.2%
Jennison Associates LLC	6,467,250	(6)	—	6.2%
Barclays PLC	5,576,322	(7)	—	5.35%

Directors and Senior Management
Richard B. Evans	105,783	(8)	—	*
Pierre Vareille	984,580	(9)	—	*
Guy Maugis	—		—	*
Matthew H. Nord	—		—	*
Philippe Guillemot	4,408	(10)	—	*
Werner P. Paschke	4,408	(11)	—	*
Michiel Brandjes	2,225	(12)	—	*
Peter F. Hartman	2,225	(13)	—	*
John Ormerod	2,225	(14)	—	*
Lori A. Walker	2,225	(15)	—	*
Didier Fontaine	131,985	(16)	—	*
Laurent Musy	269,252	(17)	—	*
Paul Warton	224,488	(18)	—	*

*	Represents beneficial ownership of less than one percent.
(1)	This information is based on a Schedule 13D/A filed with the SEC on July 25, 2013. Bpifrance Participations (“Bpifrance”) is a wholly-owned subsidiary of BPI-Groupe (bpifrance), a French financial institution (“BPI”) jointly owned and controlled by the Caisse des Dépôts et Consignations, a French special public entity (établissement special) (“CDC”) and EPIC BPI-Groupe, a French public institution of industrial and commercial nature (“EPIC”). Bpifrance holds directly 12,846,969 ordinary shares and neither BPI, CDC nor EPIC holds any ordinary shares directly. BPI may be deemed to be the beneficial owner of 12,846,969 ordinary shares, indirectly through its sole ownership of Bpifrance. CDC and EPIC may be deemed to be the beneficial owners of 12,846,969 ordinary shares, indirectly through their joint ownership and control of BPI. The principal address for CDC is 56, rue de Lille, 75007 Paris, France and for Bpifrance, BPI and EPIC is 27-31 avenue du Général Leclerc 94700 Maisons-Alfort, France.
(2)	This information is based on a Schedule 13G filed with the SEC on February 2, 2015. BlackRock Inc. reports that it has sole voting power with respect to 8,975,290 ordinary shares and sole dispositive power with respect to 9,003,411 ordinary shares. The principal address for Blackrock Inc. is 55 East 52nd Street, New York, NY 10022.
(3)	This information is based on a Schedule 13G filed with the SEC on February 9, 2015. Represents shares owned of record by clients of one or more investment advisers directly or indirectly owned by Wellington Management Group LLP, formerly known as Wellington Management Company, LLP, which was an investment adviser to these clients as of December 31, 2014. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such ordinary shares. No such client is known to have such right or power with respect to more than five percent of our ordinary shares. Wellington Management Group LLP reports that it has shares voting power with respect to 6,110,080 ordinary shares and shared dispositive power with respect to 9,151,060 ordinary shares. The principal address for Wellington Management Company LLP is 280 Congress Street, Boston, MA 02210.

(4)	This information is based on a Schedule 13G/A filed with the SEC on February 13, 2015. Ontario Teachers’ Pension Plan Board (“OTPP”) reports that it has sole voting power with respect to 8,574,393 ordinary shares and sole dispositive power with respect to 8,574,393 ordinary shares. Of the 8,574,393 Class A ordinary shares beneficially owned by OTPP, 12,623 Class A ordinary shares were held by a third party investment adviser trading on behalf of Downsview Managed Account Platform Inc. (“DMAP”), a wholly-owned direct subsidiary of OTPP. The DMAP shares were held in a discretionary trading account with the relevant investment manager being terminable on less than 60 days’ notice. The principal address for OTPP is 5650 Yonge Street, 3rd Floor, Toronto, Ontario, Canada M2M 4H5.
(5)	This information is based on a Schedule 13G/A filed with the SEC on January 27, 2015. Prudential Financial, Inc. (“Prudential”) reports that it has sole voting and sole dispositive power over 384,681 ordinary shares, shared voting power over 5,332,258 ordinary shares, and shared dispositive power over 6,082,898 shares. Prudential is a parent holding company and the indirect parent of Jennison Associates LLC and Quantitative Management Associates LLC, who are the beneficial owners of 6,467,250 ordinary shares and 329 ordinary shares, respectively. As a result, Prudential may have direct or indirect voting and/or investment discretion over 6,467,579 shares. The principal address for Prudential Financial, Inc. is 751 Broad Street, Newark, New Jersey 07102-3777.
(6)	This information is based on a Schedule 13G/A filed with the SEC on February 9, 2015.Jennison Associates LLC (“Jennison”) reports that it has sole voting power with respect to 5,716,610 shares, and shared dispositive power with respect to 6,467,250 ordinary shares. Jennison furnishes investment advice to several investment companies, insurance separate accounts, and institutional clients (“Managed Portfolios”). As a result of its role as investment adviser of the Managed Portfolios, Jennison may be deemed to be the beneficial owner of our ordinary shares held by such Managed Portfolios. Prudential indirectly owns 100% of equity interests of Jennison. As a result, Prudential may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may have with respect to our ordinary shares held by the Managed Portfolios. Jennison does not file jointly with Prudential, as such, our ordinary shares reported on Jennison’s 13G/A may be included in the shares reported on the 13G/A filed by Prudential. The principal address for Jennison is 466 Lexington Avenue, New York, NY 10017.
(7)	This information is based on a Schedule 13G filed with the SEC on February 13, 2015. Barclays PLC (“Barclays”) reports that it has sole voting and sole dispositive power over 5,576,322 ordinary shares. Barclays Capital Inc. (“Barclays Capital”) reports that it has sole voting and sole dispositive power over 5,567,921 ordinary shares. Barclays Capital Securities Limited (“BCSL”) reports that it has sole voting and sole dispositive power over 8,400 ordinary shares. Barclays Capital Derivative Funding (“BCDF”) reports that it has sole voting and sole dispositive power over 1 ordinary share. The securities being reported on by Barclays PLC, as a parent holding company, are owned, or may be deemed to be beneficially owned, by Barclays Capital Inc., a broker or dealer registered under Section 15 of the Act, Barclays Bank PLC, a non-US banking institution registered with the Financial Conduct Authority authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom and Barclays Capital Securities Limited, a non-US broker or dealer registered with the Financial Conduct Authority regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Barclays Capital Inc., Barclays Bank PLC, BCDF and BCSL are wholly-owned subsidiaries of Barclays PLC. The principal address for (1) Barclays PLC is 1 Churchill Place, London, E14 5HP, England, (2) Barclays Capital Inc. is 745 Seventh Avenue, New York, NY 10019, (3) BCSL is 5 The North Colonnade, Canary Wharf, London, E14 4BB, England and (4) BCFD is c/o Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.
(8)	Consists of 105,783 Class A ordinary shares held indirectly by Mr. Evans through the Evans Family Inter Vivos Revocable Trust.
(9)	Consists of 972,080 Class A ordinary shares indirectly held by Mr. Vareille through his investment in the MEP and 12,500 Class A ordinary shares which Mr. Vareille purchased directly in 2014. Excludes 52,427 Class A ordinary shares underlying unvested restricted stock units, which will vest on November 1, 2015, in each case, subject to Mr. Vareille’s continued employment with Constellium through such date.

(10)	Consists of 2,204 Class A ordinary shares underlying unvested restricted stock units that vested on May 23, 2014 and 2,204 Class A ordinary shares underlying unvested restricted stock units that will vest on May 23, 2015 (within 60 days of the filing of this report), subject to Mr. Guillemot’s continued service to Constellium through such date.
(11)	Consists of 2,204 Class A ordinary shares underlying unvested restricted stock units that vested on May 23, 2014 and 2,204 Class A ordinary shares underlying unvested restricted stock units that will vest on May 23, 2015 (within 60 days of the filing of this report), subject to Mr. Paschke’s continued service to Constellium through such date.
(12)	Consists of 1,113 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2015 (within 60 days of the filing of this report) subject to Mr. Brandjes’ continued service to Constellium through such date. Excludes 1,112 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2016, subject to Mr. Brandjes’ continued service to Constellium through such date.
(13)	Consists of 1,113 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2015 (within 60 days of the filing of this report), subject to Mr. Hartman’s continued service to Constellium through such date. Excludes 1,112 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2016, subject to Mr. Hartman’s continued service to Constellium through such date.
(14)	Consists of 1,113 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2015 (within 60 days of the filing of this report), subject to Mr. Ormerod’s continued service to Constellium through such date. Excludes 1,112 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2016, subject to Mr. Ormerod’s continued service to Constellium through such date.
(15)	Consists of 1,113 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2015 (within 60 days of the filing of this report), subject to Ms. Walker’s continued service to Constellium through such date. Excludes 1,112 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2016, subject to Ms. Walker’s continued service to Constellium through such date.
(16)	Consists of 127,485 Class A ordinary shares indirectly held by Mr. Fontaine through his investment in the MEP and 4,500 Class A ordinary shares Mr. Fontaine purchased directly in 2014. Excludes 25 Class A ordinary shares underlying unvested restricted stock units, which will vest on May 23, 2015, and 25,432 Class A ordinary shares underlying unvested restricted stock units, which will vest on November 1, 2015, in each case, subject to Mr. Fontaine’s continued employment with Constellium through such date.
(17)	Consists of 265,452 Class A ordinary shares indirectly held by Mr. Musy through his investment in the MEP and 3,800 Class A ordinary shares Mr. Musy purchased directly in 2014. Excludes 25 Class A ordinary shares underlying unvested restricted stock units, which will vest on May 23, 2015, and 14,970 Class A ordinary shares underlying unvested restricted stock units, which will vest on November 1, 2015, in each case, subject to Mr. Musy’s continued employment with Constellium through such date.
(18)	Consists of 221,213 Class A ordinary shares indirectly held by Mr. Warton through his investment in the MEP and 3,275 Class A ordinary shares Mr. Warton purchased directly in 2014. Excludes 25 Class A ordinary shares underlying unvested restricted stock units, which will vest on May 23, 2015, and 14,896 Class A ordinary shares underlying unvested restricted stock units, which will vest on November 1, 2015, in each case, subject to Mr. Warton’s continued employment with Constellium through such date.

None of our principal shareholders have voting rights different from those of our other shareholders.

Over the last three years, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that prior to the IPO, immediately following the completion of the purchase of the AEP Business: Apollo Funds held 51% of our Class A ordinary shares, Rio Tinto held 39% of our Class A ordinary shares, and Bpifrance (f/k/a FSI) held 10% of our Class A ordinary shares. As of the date of this Annual Report, Apollo Funds holds 0% of our Class A ordinary shares, Rio

Tinto holds ten shares of our Class A ordinary shares and Bpifrance holds 12.2% of our class A ordinary shares, respectively. See “Item 4. Information on the Company—A. History and Development of the Company.”

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

Share Sales by Management KG

During November 2013, limited partners of Management KG (other than the limited partners who were former employees of Constellium or who were to imminently become former employees of Constellium) were offered the opportunity to participate in trading plans to be established by Management KG under Rule 10b5-1 promulgated under the Exchange Act (the “MEP Trading Plans”) for the orderly liquidation of shares held in the MEP. The first such plan was established on December 13, 2013 and a total of 30 limited partners elected to participate in such plan, which commenced trading on January 13, 2014. A second such trading plan was established on June 13, 2014 and a total of 33 limited partners elected to participate in such plan, which commenced trading on July 14, 2014. As of December 31, 2014, 497,759 Class A ordinary shares have been sold pursuant to the MEP Trading Plans.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 are included in this Annual Report at “Item 18. Financial Statements.”

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

B. Significant Changes

On January 5, 2015, we completed the Wise Acquisition. With the closing of the Wise Acquisition, Constellium now has access to 450,000 metric tons (kt) of hot mill capacity from the widest strip mill in North America, reinforcing its position on the can market and positioning Constellium to continue to grow in the North American Body-in-White market.

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

	NYSE
Calendar period	High	Low
	(Price per share in €)
Monthly
April 2015 (through April 23)	$20.31	$17.87
March 2015	$20.81	$18.40
February 2015	$20.11	$17.95
January 2015	$18.92	$15.81
2014
First quarter	$29.42	$21.99
Second quarter	$32.56	$26.64
Third quarter	$32.61	$23.86
Fourth quarter	$25.74	$15.25
Full year	$32.61	$15.25
2013
Second quarter (beginning May 23, 2013)	$16.47	$13.26
Third quarter	$20.67	$15.75
Fourth quarter	$23.47	$16.60
Full year	$23.47	$13.26

B. Plan of Distribution

Not applicable

C. Markets

We began trading on the NYSE on May 23, 2013 and on the professional segment of Euronext Paris on May 27, 2013 through a public offering in the United States. Trading on the NYSE is under the symbol “CSTM.” For more information on our shares see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

•	Employment agreements and benefit plans. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for a description of the material terms of our employment agreements and benefits plans.

•	Amended and Restated Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions” for a description of material terms of this contract.

•	Term Loan, Notes, U.S. Revolving Credit Facility and the Factoring Agreements. As disclosed below.

•	Metal Supply Agreement. As disclosed below.

May 2014 Notes

On May 7, 2014, the Company completed a private offering of $400 million in aggregate principal amount of 5.750% Senior Notes due 2024 (the “2024 U.S. Dollar Notes”) and €300 million in aggregate principal amount of 4.625% Senior Notes due 2021 (the “2021 Euro Notes”, and together with the 2024 U.S. Dollar Notes, the “May 2014 Notes”) pursuant to indentures among the Company, the guarantors party thereto, and Deutsche

Bank Trust Company Americas, as trustee. A portion of the net proceeds of the May 2014 Notes were used to repay amounts outstanding under our senior secured term loan B facility, including related transaction fees, expenses, and prepayment premium thereon. We used the remaining net proceeds for general corporate purposes, including to put additional cash on our balance sheet.

Interest on the 2024 U.S. Dollar Notes and 2021 Euro Notes accrues at rates of 5.750% and 4.625% per annum, respectively, and is payable semi-annually beginning November 15, 2014. The 2024 U.S. Dollar Notes mature on May 15, 2024, and the 2021 Euro Notes mature on May 15, 2021.

Prior to May 15, 2019, we may redeem some or all of the 2024 U.S. Dollar Notes at a price equal to 100% of the principal amount of the 2024 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after May 15, 2019, we may redeem the 2024 U.S. Dollar Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.875% during the twelve-month period commencing on May 15, 2019, 101.917% during the twelve-month period commencing on May 15, 2020, 100.958% during the twelve-month period commencing on May 15, 2021, and par on or after May 15, 2022, in each case plus accrued and unpaid interest, if any, to the redemption date.

Prior to May 15, 2017, we may redeem some or all of the 2021 Euro Notes at a price equal to 100% of the principal amount of the 2021 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after May 15, 2017, we may redeem the 2021 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.313% during the twelve-month period commencing on May 15, 2017, 101.156% during the twelve-month period commencing on May 15, 2018, and par on or after May 15, 2019, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to May 15, 2017, we may, within 90 days of a qualified equity offering, redeem May 2014 Notes of either series in an aggregate amount equal to up to 35% of the original aggregate principal amount of the May 2014 Notes of the applicable series (after giving effect to any issuance of additional May 2014 Notes of such series) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 5.750% for the 2024 U.S. Dollar Notes and 4.625% for the 2021 Euro Notes, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of May 2014 Notes of the series being redeemed would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding May 2014 Notes at a price in cash equal to 101% of the principal amount of the May 2014 Notes, plus accrued and unpaid interest, if any, to the purchase date.

The May 2014 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees indebtedness under the Unsecured Revolving Credit Facility (as defined below). Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the May 2014 Notes must also guarantee the May 2014 Notes. None of Wise or its direct or indirect subsidiaries currently guarantees our obligations under the May 2014 Notes, and none will to the extent that such action would violate the restrictive covenants in the agreements governing their existing indebtedness. If such covenant restrictions cease to apply, or if the provision of a guarantee would otherwise no longer violate such restrictive covenants, then Wise and its direct and indirect subsidiaries will provide a guarantee of the May 2014 Notes to the extent required by the indentures governing the May 2014 Notes.

The indentures governing the May 2014 Notes contain customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The indentures governing the May 2014 Notes also contain customary events of default.

December 2014 Notes

On December 19, 2014, the Company completed a private offering of $400 million in aggregate principal amount of 8.00% Senior Notes due 2023 (the “2023 U.S. Dollar Notes”) and €240 million in aggregate principal amount of 7.00% Senior Notes due 2023 (the “2023 Euro Notes”, and together with the 2023 U.S. Dollar Notes, the “December 2014 Notes”) pursuant to indentures among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. A portion of the net proceeds of the December 2014 Notes were used to finance the Wise Acquisition, including related transaction fees and expenses. We used the remaining net proceeds for general corporate purposes.

Interest on the 2023 U.S. Dollar Notes and 2023 Euro Notes accrues at rates of 8.00% and 7.00% per annum, respectively, and is payable semi-annually beginning July 15, 2015. The 2023 U.S. Dollar Notes and 2023 Euro Notes mature on January 15, 2023.

Prior to January 15, 2018, we may redeem some or all of the 2023 U.S. Dollar Notes at a price equal to 100% of the principal amount of the 2023 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after January 15, 2018, we may redeem the 2023 U.S. Dollar Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 106.000% during the twelve-month period commencing on January 15, 2018, 104.000% during the twelve-month period commencing on January 15, 2019, 102.000% during the twelve-month period commencing on January 15, 2020, and par on or after January 15, 2021, in each case plus accrued and unpaid interest, if any, to the redemption date.

Prior to January 15, 2018, we may redeem some or all of the 2023 Euro Notes at a price equal to 100% of the principal amount of the 2023 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after January 15, 2018, we may redeem the 2023 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 105.250% during the twelve-month period commencing on January 15, 2018, 103.500% during the twelve-month period commencing on January 15, 2019, 101.750% during the twelve-month period commencing on January 15, 2020, and par on or after January 15, 2021, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to January 15, 2018, we may, within 90 days of a qualified equity offering, redeem December 2014 Notes of either series in an aggregate amount equal to up to 35% of the original aggregate principal amount of the December 2014 Notes of the applicable series (after giving effect to any issuance of additional December 2014 Notes of such series) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 8.00% for the 2023 U.S. Dollar Notes and 7.00% for the 2023 Euro Notes, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of December 2014 Notes of the series being redeemed would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding December 2014 Notes at a price in cash equal to 101% of the principal amount of the December 2014 Notes, plus accrued and unpaid interest, if any, to the purchase date.

The December 2014 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees indebtedness under the Unsecured Revolving Credit Facility. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the December 2014 Notes must also guarantee the December 2014 Notes. None of Wise or its direct or indirect subsidiaries currently guarantees our obligations under the December 2014 Notes, and none will to the extent that such action would violate the restrictive covenants in the agreements governing their existing indebtedness. If such covenant restrictions cease to apply, or if the provision of a guarantee would otherwise no longer violate such restrictive covenants, then Wise and its direct and indirect subsidiaries will provide a guarantee of the December 2014 Notes to the extent required by the indentures governing the December 2014 Notes. If Wise Intermediate Holdings LLC or any of its direct or indirect subsidiaries guarantees certain indebtedness of Constellium N.V. or any of the guarantors of the December 2014 Notes in an amount exceeding €50 million in the aggregate, then Wise Intermediate Holdings LLC and/or any such direct or indirect subsidiary will guarantee the December 2014 Notes.

The indentures governing the December 2014 Notes contain customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The indentures governing the December 2014 Notes also contain customary events of default.

Unsecured Revolving Credit Facility

On May 7, 2014, the Company entered into a new senior unsecured revolving credit facility (the “Unsecured Revolving Credit Facility”) pursuant to a credit agreement among the Company, as borrower, the lenders from time to time party thereto and Deutsche Bank AG New York Branch, as administrative agent. The Company amended the Unsecured Revolving Credit Facility on December 5, 2014 and February 5, 2015 to, among other things, increase the total commitments and extend the maturity date thereunder, permit the consummation of the Wise Acquisition without Wise guaranteeing the obligations thereunder, permit the Wise ABL Facility to remain outstanding in an amount of up to $450 million following the consummation of the Wise Acquisition, and amend certain financial covenants thereunder. As amended, the Unsecured Revolving Credit Facility provides for total commitments of up to €145 million, with a maturity date of January 5, 2018. The proceeds of the Unsecured Revolving Credit Facility will be used for working capital and general corporate purposes of the Company and its subsidiaries. In addition, we may increase commitments under our Unsecured Revolving Credit Facility in an aggregate amount of up to €5 million, with such additional commitments having terms identical to those of the existing commitments under the Unsecured Revolving Credit Facility.

Interest under the Unsecured Revolving Credit Facility is calculated based on the adjusted eurocurrency rate plus 2.50% per annum.

In addition to paying interest on outstanding loans under the Unsecured Revolving Credit Facility, we are required to pay (a) commitment fees equal to 1.00% per annum times the undrawn portion of the commitments under the facility and (b) utilization fees equal to (i) if the daily average drawn portion of the commitments under the facility (the “Drawn Amount”) is less than 50.0% of the aggregate commitments, 0.25% per annum times the Drawn Amount or (ii) if the Drawn Amount is greater than or equal to 50.0% of the aggregate commitments, 0.50% per annum times the Drawn Amount.

Subject to customary “breakage” costs, borrowings under the Unsecured Revolving Credit Facility may be repaid from time to time without premium or penalty.

Our obligations under the Unsecured Revolving Credit Facility are guaranteed by Constellium Holdco II B.V., Constellium France Holdco S.A.S., Constellium France S.A.S., Constellium Finance S.A.S., Constellium Neuf Brisach S.A.S., Constellium Germany Holdco GmbH & Co. KG, Constellium Deutschland GmbH, Constellium Singen GmbH, Constellium Switzerland AG, Constellium US Holdings I, LLC, and Constellium Rolled Products Ravenswood, LLC. None of Wise or its direct or indirect subsidiaries currently guarantees our obligations under the Unsecured Revolving Credit Facility, and none will to the extent that such action would violate the restrictive covenants in the agreements governing Wise’s existing indebtedness. If such covenant restrictions cease to apply, or if the provision of a guarantee would otherwise no longer violate such restrictive covenants, then Wise and its direct and indirect subsidiaries will provide a guarantee of the Unsecured Revolving Credit Facility to the extent required by the Unsecured Revolving Credit Facility.

The Unsecured Revolving Credit Facility contains customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

In addition, at any time that loans are (a) borrowed, to the extent that immediately after giving effect to such borrowing, loans in excess of 30% of the total commitments under the Unsecured Revolving Credit Facility would be outstanding, or (b) outstanding on the last day of our fiscal quarter, the Unsecured Revolving Credit Facility requires us to (x) maintain a consolidated total net leverage ratio of no more than 4.50 to 1.00, (y) maintain a minimum fixed charge coverage ratio of not less than 2.20 to 1.00, and (z) ensure that, taken together, the Company and the guarantors of the Unsecured Revolving Credit Facility have (i) assets representing not less than 60% of the consolidated total assets of the Company and its subsidiaries and (ii) EBITDA representing not less than 75% of the consolidated EBITDA of the Company and its subsidiaries (the requirement in the foregoing clause (z), the “Guarantor Coverage Test”). Wise and its subsidiaries are excluded from the calculation of the Guarantor Coverage Test while the Wise Notes or the Wise ABL Facility prohibit Wise or such subsidiary from guaranteeing the obligations under the Unsecured Revolving Credit Facility.

The Unsecured Revolving Credit Facility also contains customary events of default.

U.S. Revolving Credit Facility

On May 25, 2012, Constellium Rolled Products Ravenswood, LLC (“Ravenswood, LLC”) entered into a $100 million asset-based revolving credit facility (the “U.S. Revolving Credit Facility”), with the lenders from time to time party thereto and Deutsche Bank Trust Company Americas as administrative agent (the “U.S. Administrative Agent”) and collateral agent. Ravenswood, LLC amended the U.S. Revolving Credit Facility on October 1, 2013 to, among other things, extend the maturity to October 2018 and reduce pricing. As amended, the U.S. Revolving Credit Facility has sublimits of $25 million for letters of credit and 10% of the revolving credit facility commitments for swingline loans. The U.S. Revolving Credit Facility provides Ravenswood, LLC a working capital facility for its operations.

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

Interest under the U.S. Revolving Credit Facility is calculated, at Ravenswood, LLC’s election, based on either the LIBOR or base rate (as calculated by the U.S. Administrative Agent in accordance with the U.S. Revolving Credit Facility). LIBOR loans accrue interest at a rate of LIBOR plus a margin of 1.50-2.00% per annum (determined based on average quarterly excess availability). Base rate loans accrue interest at the base rate plus a margin of 0.50-1.00% per annum (determined based on average quarterly excess availability).

Ravenswood, LLC is required to pay a commitment fee on the unused portion of the U.S. Revolving Credit Facility of 0.25% or 0.375% per annum (determined on a ratio of unutilized revolving credit commitments to available revolving credit commitments).

Subject to customary “breakage” costs with respect to LIBOR loans, borrowings under the U.S. Revolving Credit Facility may be repaid from time to time without premium or penalty.

Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are guaranteed by Constellium U.S. Holdings I, LLC (“U.S. Holdings I”) and Constellium Holdco II B.V. (“Holdco II”). Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are not guaranteed by the Company, Wise Intermediate Holdings LLC or any of its subsidiaries or any of Holdco II’s subsidiaries organized outside of the United States. Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are, subject to certain permitted liens, secured on a first priority basis by substantially all assets of Ravenswood, LLC. Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are not secured by any assets of Wise Intermediate Holdings LLC or any of its subsidiaries or the Company or any of its subsidiaries organized outside of the United States. The guarantee by Holdco II of the U.S. Revolving Credit Facility is unsecured.

The U.S. Revolving Credit Facility contains customary terms and conditions, including, among other things, negative covenants limiting Ravenswood, LLC’s ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances (including to other Constellium group companies), make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions. The negative covenants contained in the U.S. Revolving Credit Facility do not apply to Wise Intermediate Holdings LLC or any of its subsidiaries or the Company or any of its subsidiaries organized outside of the United States.

The U.S. Revolving Credit Facility also contains a minimum availability covenant that requires Ravenswood, LLC to maintain excess availability under the U.S. Revolving Credit Facility of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments.

The U.S. Revolving Credit Facility also contains customary events of default.

European Factoring Agreements

On January 4, 2011, certain of our French subsidiaries (the “French Sellers”) entered into a factoring agreement with GE Factofrance S.A.S., as factor (the “French Factor”), which has been amended from time to time, including on January 31, 2014 (the “French Factoring Agreement”). On December 16, 2010, certain of our German and Swiss subsidiaries (the “German/Swiss Sellers” together with the French Sellers, the “European Factoring Sellers”) entered into factoring agreements with GE Capital Bank AG, as factor (the “German/Swiss Factor” together with the French Factor, the “European Factors”), which have been amended from time to time (the “German/Swiss Factoring Agreements,” and together with the French Factoring Agreement, the “European Factoring Agreements”). The European Factoring Agreements provide for the sale by the European Factoring Sellers to the European Factors of receivables originated by the European Factoring Sellers, subject to a maximum financing amount of €235 million available to the French Sellers under the French Factoring Agreement and €115 million available to the German/Swiss Sellers under the German/Swiss Factoring Agreements. The European Factoring Agreements have a termination date of June 4, 2017. The funding made available to the European Factoring Sellers by the European Factors is used by the Sellers for general corporate purposes.

Generally speaking, receivables sold to the European Factors under the European Factoring Agreements are with limited recourse to the European Factoring Sellers in the event of a payment default by the relevant customer, in the case of the French factoring agreement, to the extent that such receivables are covered by credit insurance purchased for the benefit of the European Factor. The European Factors are entitled to claim the repayment of any amount financed by them in respect of a receivable by withdrawing the financing provided against such assigned receivable or requiring the European Factoring Sellers to repurchase/unwind the purchase of such receivable under certain circumstances, including when (i) the non-payment of that receivable arises from a dispute between a European Factoring Seller and the relevant customer, (ii) in relation to the French Factoring Agreement only, the French Factor cannot recover from a credit insurer for such non-payment or (iii) the receivable proves not to have satisfied the eligibility criteria set forth in the European Factoring Agreements. The European Factoring Agreements allow the European Factoring Sellers to sell some receivables on a non-recourse basis.

The German/Swiss Factoring Agreements are without recourse to the German/Swiss Sellers, respectively, for any credit risk resulting from the inability of a debtor to meet its payment obligations under the receivables sold to the German/Swiss Factor.

Constellium Holdco II B.V. has provided a performance guaranty for the Sellers’ obligations under the European Factoring Agreements.

Subject to some exceptions, the European Factoring Sellers will collect the transferred receivables on behalf of the European Factors pursuant to a receivables collection mandate under the European Factoring Agreements. The receivables collection mandate may be terminated upon the occurrence of certain events. In the event that the receivables collection mandate is terminated, the European Factors will be entitled to notify the account debtors of the assignment of receivables and collect directly from the account debtors the assigned receivables.

The European Factoring Agreements contain customary fees, including (i) a financing fee on the outstanding amount financed in respect of the assigned receivables, (ii) a non-utilization fee on the portion of the facilities not utilized by the European Factors and (iii) a factoring fee on all assigned receivables. In addition, the European Factoring Sellers incur the cost of maintaining the necessary credit insurance (as stipulated in the European Factoring Agreements) on assigned receivables.

The European Factoring Agreements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants other than a group level minimum liquidity covenant that is tested quarterly. As of and for the fiscal quarter ended December 31, 2014, the European Factoring Sellers were in compliance with all applicable covenants under the European Factoring Agreements.

References to the Wise Acquisition refer to our January 5, 2015 acquisition of Wise Metals Intermediate Holdings LLC and its subsidiaries, which companies we refer to collectively as “Wise.” The transaction is therefore not included in the Group’s consolidated financial statements as of December 31, 2014. The discussion in this report relates to a period prior to our acquisition of Wise and, except as otherwise noted, does not give effect to such acquisition.

Wise Senior Secured Notes

On December 11, 2013, Wise Metals Group LLC and Wise Alloys Finance Corporation issued $650 million in aggregate principal amount of 8.75% Senior Secured Notes due 2018 (the “Wise Senior Secured Notes”) pursuant to an indenture among Wise Metals Group LLC and Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral agent. Wise used a portion of the proceeds from the offering of the Wise Senior Secured Notes to repay all outstanding indebtedness under a $400 million term loan and a $70 million delayed draw term loan owed to the Employees’ Retirement System of Alabama and the Teachers’ Retirement System of Alabama (collectively, the “RSA”) and to redeem all of the outstanding cumulative-convertible 10% paid-in-kind preferred membership interests in Wise Metals Group LLC held by the RSA.

Interest on the Wise Senior Secured Notes accrues at a rate of 8.75% per annum and is payable semi-annually in arrears on June 15 and December 15 of each year.

The Wise Senior Secured Notes are guaranteed by certain of Wise Metals Group LLC’s existing and future 100% owned domestic restricted subsidiaries. The Wise Senior Secured Notes and related guarantees are secured on a first-priority basis, subject to certain exceptions and permitted liens, by a lien on substantially all of the issuers’ and guarantors’ existing and after-acquired material domestic real estate, equipment, stock of subsidiaries, intellectual property and substantially all of the issuers’ and guarantors’ other assets that do not secure the Wise ABL Facility on a first-priority basis, other than the Specified Mill Assets Collateral (as defined below), which have been pledged to secure the Wise Senior Secured Notes and the related guarantees, as well as certain obligations to Rexam under the Rexam Advance Agreement, on a first-priority, equal and ratable basis. The Wise Senior Secured Notes and related guarantees are secured on a second-priority basis by a lien on all of the issuers’ and guarantors’ domestic assets that consist of ABL Priority Collateral (as defined below).

Prior to June 15, 2016, the Wise Senior Secured Notes may be redeemed in whole or in part at a redemption price equal to 100% of the principal amount of the Wise Senior Secured Notes redeemed plus an applicable make-whole premium and accrued and unpaid interest to, but not including, the redemption date. Prior to June 15, 2016, up to 35% of the aggregate principal amount of Wise Senior Secured Notes outstanding may be redeemed with the net proceeds of specified equity offerings at 108.750% of the principal amount of the Wise Senior Secured Notes to be redeemed plus accrued and unpaid interest, if any, to the date of redemption.

On or after June 15, 2016, the Wise Senior Secured Notes may be redeemed in whole or in part at redemption prices (expressed as percentages of principal amount) of 104.375% for the twelve-month period beginning on June 15, 2016, 102.188% for the twelve-month period beginning on June 15, 2017, and par on or after June 15, 2018, in each case plus accrued and unpaid interest to the date of redemption.

In addition, upon certain events constituting a “Change of Control” (as defined in the indenture governing the Wise Senior Secured Notes), the issuers of the Wise Senior Secured Notes must make an offer (a “Senior Secured Notes Offer to Purchase”) to repurchase all outstanding Wise Senior Secured Notes at a purchase price equal to 101% of the aggregate principal amount of Wise Senior Secured Notes so repurchased, plus accrued and unpaid interest to the date of repurchase.

The Wise Senior Secured Notes contain customary covenants including, among other things, limitations and restrictions on Wise’s ability to: Incur additional indebtedness; make dividend payments or other restricted payments; create liens; sell assets; sell securities of subsidiaries; agree to payment restrictions affecting Wise’s restricted subsidiaries; designate subsidiaries as unrestricted subsidiaries; enter into certain types of transactions with affiliates; and enter into mergers, consolidations or certain asset sales.

On October 10, 2014, Constellium, on behalf of the issuers of the Wise Senior Secured Notes, solicited consents from the holders of the Wise Senior Secured Notes to certain amendments (the “Proposed Amendments”) to the indenture governing the Wise Senior Secured Notes. The Proposed Amendments provided that the Wise Acquisition would not constitute a “Change of Control.” On October 17, 2014, Constellium obtained the requisite consents to the Proposed Amendments and the issuers and guarantors of the Wise Senior Secured Notes and Wells Fargo Bank, National Association, as trustee and collateral agent, entered into a supplemental indenture to the indenture governing the Wise Senior Secured Notes. Pursuant to the terms of the supplemental indenture, the Proposed Amendments became operative immediately prior to the effective time of the Wise Acquisition. Accordingly, the issuers of the Wise Senior Secured Notes were not required to make a Senior Secured Notes Offer to Purchase in connection with the Wise Acquisition.

Wise Senior PIK Toggle Notes

On April 16, 2014, Wise and Wise Holdings Finance Corporation issued $150 million in aggregate principal amount of 9.75% / 10.50% Senior PIK Toggle Notes due 2019 (the “Wise Senior PIK Toggle Notes”, and together with the Wise Senior Secured Notes, the “Wise Notes”) pursuant to an indenture among Wise, Wise Holdings Finance Corporation, and Wilmington Trust, National Association, as trustee. Wise used a portion of the proceeds from the offering of the Wise Senior PIK Toggle Notes to fund payments to the holders of equity interests in its parent company, Wise Metals Holdings LLC, that elected (i) to have Wise Metals Holdings LLC repurchase their equity interests or (ii) to take a loan from Wise Metals Holdings LLC in proportion to such holders’ ownership in Wise Metals Holdings LLC. Wise used the remainder of such proceeds for general corporate purposes, including the repayment of $22.5 million of outstanding indebtedness under the Wise ABL Facility.

Interest on the Wise Senior PIK Toggle Notes is payable semi-annually in arrears on June 15 and December 15 of each year. The issuers must pay the first and last interest payments on the Wise Senior PIK Toggle Notes in cash. For each other interest period, the issuers are required to pay interest in cash unless certain conditions described in the indenture governing the Wise Senior PIK Toggle Notes are met, in which case the issuers may pay interest by increasing the principal amount of outstanding notes or by issuing new notes as payment-in-kind interest (“PIK Interest”). Cash interest on the Wise Senior PIK Toggle Notes accrues at a rate of 9.75% per annum, and PIK Interest accrues at a rate of 10.50% per annum.

The Wise Senior PIK Toggle Notes are senior unsecured obligations of the issuers and are not guaranteed by any of Wise’s subsidiaries.

Prior to June 15, 2016, the Wise Senior PIK Toggle Notes may be redeemed in whole or in part at a redemption price equal to 100% of the principal amount of the Wise Senior PIK Toggle Notes redeemed plus a make-whole premium and accrued and unpaid interest to, but not including, the redemption date. In addition, prior to June 15, 2016, up to 35% of the aggregate principal amount of the Wise Senior PIK Toggle Notes outstanding may be redeemed with the net proceeds of specified equity offerings at 109.750% of the principal amount of the Wise Senior PIK Toggle Notes to be redeemed plus accrued and unpaid interest, if any, to the date of redemption.

On or after June 15, 2016, the Wise Senior PIK Toggle Notes may be redeemed in whole or in part at redemption prices (expressed as percentages of principal amount) of 104.875% for the twelve-month period beginning on June 15, 2016, 102.438% for the twelve-month period beginning on June 15, 2017, and par on or after June 15, 2018, in each case plus accrued and unpaid interest to the date of redemption.

In addition, upon certain events constituting a “Change of Control” (as defined in the indenture governing the Wise Senior PIK Toggle Notes), the issuers of the Wise Senior PIK Toggle Notes must offer to repurchase all outstanding Wise Senior PIK Toggle Notes at a purchase price equal to 101% of the aggregate principal amount of Wise Senior PIK Toggle Notes so repurchased, plus accrued and unpaid interest to the date of repurchase (such offer, a “PIK Notes Change of Control Offer”). On January 7, 2015, in connection with the Wise Acquisition, Constellium made a PIK Notes Change of Control Offer, which expired on February 6, 2015 with no Wise Senior PIK Toggle Notes having been tendered for repurchase.

The Wise Senior PIK Toggle Notes contain customary covenants including, among other things, limitations and restrictions on Wise’s ability to: Incur additional indebtedness; make dividend payments or other restricted payments; create liens; sell assets; sell securities of subsidiaries; agree to payment restrictions affecting certain subsidiaries; enter into certain types of transactions with affiliates; and enter into mergers, consolidations or certain asset sales.

Wise ABL Facility

On December 11, 2013, Wise Alloys LLC, as borrower, and Wise Metals Group LLC, Listerhill Total Maintenance Center, LLC (“TMC”), Wise Alloys Finance Corporation, and Alabama Electric Motor Services, LLC (“AEM”), as guarantors, entered into a $320 million asset-based revolving credit facility (as amended, the “Wise ABL Facility”) with the lenders from time to time party thereto and General Electric Capital Corporation as administrative agent (the “Wise ABL Facility Agent”). As described below, the Wise ABL Facility was subsequently amended in connection with the Wise Acquisition.

Wise Alloys LLC has the option to increase the commitments under the Wise ABL Facility from time to time by up $100 million in the aggregate for all such increases. Any increase of the commitments under the Wise ABL Facility is subject to the commitment of one or more lenders to such increased amount and the satisfaction of certain customary conditions, including the absence of any default under the Wise ABL Facility and, to the extent otherwise required under the Wise ABL Facility at the time of the proposed increase, compliance with the financial covenant (as described below) on a pro forma basis.

Wise Alloys LLC’s ability to borrow under the Wise ABL Facility is limited to a borrowing base equal to the sum of (a) 85% of net book value of Wise Alloys LLC’s, AEM’s, and TMC’s eligible accounts receivable (other than any accounts receivable from certain foreign account debtors (“Eligible Foreign Account Debtors”) and other ineligible account debtors (or 90% of the net book value of Wise Alloys LLC’s, AEM’s, and TMC’s eligible accounts receivable from Coca-Cola), plus (b) the lesser of (i) 85% of the net book value of Wise Alloys LLC’s, AEM’s, and TMC’s eligible accounts receivable from Eligible Foreign Account Debtors and (ii) $12.5 million, plus (c) the lesser of (i) 75% of the value of Wise Alloys LLC’s eligible raw materials, work-in-progress and finished goods inventory and (ii) 85% of the net orderly liquidation value of Wise Alloys LLC’s eligible raw materials, work-in-progress and finished goods inventory, plus (d) the lesser of (i) 5% of the value of Wise Alloys LLC’s eligible raw materials, work-in-progress and finished goods inventory and (ii) 5% of the net orderly liquidation value of Wise Alloys LLC’s eligible raw materials, work-in-process and finished goods inventory; provided that, in the case of each of clause (i) and (ii), such amount shall not exceed $10 million, minus (e) the excess, if any, of the aggregate amount of TMC’s and AEM’s eligible accounts receivable included in the borrowing base pursuant to the foregoing clause (a) over $1.5 million (which may, at the Wise ABL Facility Agent’s sole discretion after completion of a collateral audit, be increased to an amount not to exceed $5 million) minus (f) the aggregate amount of reserves, if any, established by the Wise ABL Facility Agent. Wise Alloys LLC’s ability to borrow under the Wise ABL Facility is also subject to other conditions and limitations. As of December 31, 2014, there was $94 million available for borrowings under the Wise ABL Facility (as in effect as of that date).

Interest rates under the Wise ABL Facility are based, at Wise Alloys LLC’s election, on either the LIBOR rate or a base rate, plus a spread that ranges from 1.75% to 2.25% for LIBOR loans and 0.75% to 1.25% for base rate loans. The spread is determined on the basis of a pricing grid that results in a higher spread as Wise Alloys LLC’s average quarterly borrowing availability under the Wise ABL Facility declines, and, in each case, are based upon the borrowing base calculation delivered to the Wise ABL Facility Agent for the last calendar month (or, in certain instances, week) of the immediately preceding fiscal quarter.

Letters of credit under the Wise ABL Facility are subject to a fee payable to the lenders equal to the current margin applicable to LIBOR loans multiplied by the daily balance of the undrawn amount of all outstanding letters of credit, payable in cash monthly in arrears.

Unused commitments under the Wise ABL Facility are subject to an unused commitment fee equal to the aggregate amount of such unused commitments multiplied by a rate equal to 0.375% per annum, payable in cash monthly in arrears, of the average available but unused borrowing capacity under the Wise ABL Facility.

Subject to customary “breakage” costs with respect to LIBOR loans, borrowings under the Wise ABL Facility may be repaid from time to time without premium or penalty.

The obligations of Wise Alloys LLC under the Wise ABL Facility are secured by (i) a first priority (subject to certain specified permitted liens), perfected security interest in all of Wise Alloys LLC and the guarantors’ (other than Constellium Holdco II B.V.) present and future assets and properties consisting of ABL Priority Collateral, (ii) a second priority (subordinate only to the security interest and liens under the Wise Senior Secured Notes and subject to certain specified permitted liens), perfected security interest in all of Wise Alloys LLC and the guarantors’ (other than Constellium Holdco II B.V.) present and future assets and properties, other than ABL Priority Collateral and the Specified Mill Assets Collateral, and (iii) a second priority (subordinate only to the security interest under the Wise Senior Secured Notes and the Rexam Advance Agreement and subject to certain specified permitted liens), perfected security interest in all of Wise Alloys LLC and the guarantors’ present and future assets and properties consisting of Specified Mill Assets Collateral.

“ABL Priority Collateral” consists of (i) accounts and payment intangibles, (ii) inventory, (iii) deposit accounts and securities accounts, including all monies, uncertificated securities and other funds held in or on deposit therein (including all cash, marketable securities and other funds held in or on deposit in either of the foregoing), (iv) all investment property, equipment, general intangibles, books and records pertaining to the ABL Priority Collateral, documents, instruments, chattel paper, letter-of-credit rights, supporting obligations related to the foregoing, business interruption insurance, commercial tort claims, and (v) all proceeds of the foregoing, in each case subject to certain exceptions.

“Specified Mill Assets Collateral” consists of the equipment and fixtures of Wise Alloys LLC and the guarantors constituting the three-stand mill located in Muscle Shoals, Alabama which are being financed pursuant to the Rexam Advance Agreement and related assets.

The Wise ABL Facility contains customary terms and conditions, including, among other things, negative covenants limiting Wise Alloys LLC, the guarantors, and their respective restricted subsidiaries’ ability to incur debt, grant liens, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The Wise ABL Facility provides that if borrowing availability thereunder drops below a threshold amount equal to the greater of (a) 10% of the aggregate commitments under the Wise ABL Facility and (b) $20 million, Wise Alloys LLC will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0, calculated on a trailing twelve month basis until such time as borrowing availability has been at least equal to the greater of $20 million and 10% of the aggregate commitments under the Wise ABL Facility for thirty consecutive days.

The Wise ABL Facility also contains customary events of default, including an event of default triggered by certain changes of control. The Wise Acquisition constituted such a change of control.

In connection with the Wise Acquisition, we amended the Wise ABL Facility to, among other things, (i) provide that the consummation of the Wise Acquisition does not constitute an event of default, (ii) remove from the collateral securing the Wise ABL Facility the receivables of a single obligor that will be sold under the RPA (as defined below), (iii) permit transactions between Wise and its subsidiaries on the one hand and Constellium and its subsidiaries on the other, subject to certain conditions, and (iv) on the effective date of the RPA (as defined below), reduce the size of the facility to $200 million. As amended, the Wise ABL Facility also provides for Constellium Holdco II B.V. to guarantee the obligations thereunder.

Receivables Purchase Agreement

On March 23, 2015, Wise Alloys LLC entered into a Receivables Purchase Agreement (the “RPA”) with Wise Alloys Funding LLC (the “Seller”) and HSBC Bank USA, National Association (the “Purchaser”), providing for the sale of certain receivables of Wise Alloys LLC to the Purchaser in an amount not to exceed $100 million in the aggregate outstanding at any time. Receivables under the agreement will be sold at a discount based on a rate equal to a LIBOR rate plus 0.80-3.50% (based on the credit rating of the account debtor) per annum. Wise Alloys Funding LLC is also required to pay the Purchaser a commitment fee on the unused portion of the commitments under the RPA of 0.40-1.75% (based on the credit rating of the account debtor) per annum.

Subject to certain customary exceptions, each purchase under the RPA is made without recourse to the Seller, and the Seller has no liability to the Purchaser and the Purchaser is solely responsible for the account debtor’s failure to pay any purchased receivable when it is due and payable under the terms applicable thereto. Constellium Holdco II B.V. has provided a guaranty for the Seller’s obligations under the RPA.

The RPA contains customary covenants and termination events, including a termination event triggered by certain changes of control. The RPA is expected to terminate on March 23, 2016, unless it is otherwise extended prior to such time.

Metal Supply Agreements

In connection with the Acquisition, Constellium Switzerland, a wholly owned indirect subsidiary of Constellium N.V., entered into certain agreements dated as of January 4, 2011 with Rio Tinto Alcan Inc. (“Rio Tinto Alcan”), Aluminium Pechiney and Alcan Holdings Switzerland AG (“AHS”), each of which is an affiliate of Rio Tinto, which provide for, among other things, the supply of metal by Rio Tinto affiliates to Constellium Switzerland, the provision of certain technical assistance and other services relating to aluminium-lithium, a covenant by Rio Tinto Alcan to refrain from producing, supplying or selling aluminium-lithium alloys to third parties and certain cost reimbursement obligations of AHS. Constellium has provided a guarantee to Rio Tinto Alcan and Aluminium Pechiney in respect of Constellium Switzerland’s obligations under the supply agreements. Constellium Switzerland and Rio Tinto Alcan have a multi-year supply agreement for the supply of sheet ingot. The agreement provides for certain representations and warranties, audit and inspection rights, on-time shipment requirements and other customary terms and conditions. Each party is required to pay certain penalty or reimbursement amounts in the event it fails or is unable to purchase or supply, as applicable, specified minimum annual quantities of metal.

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

If we are a PFIC for any taxable year, U.S. Holders generally will be subject to special tax rules that could result in materially adverse U.S. federal income tax consequences. In such event, a U.S. Holder may be subject to U.S. federal income tax at the highest applicable ordinary income tax rates on (i) any “excess distribution” that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), or (ii) any gain realized on the disposition of our ordinary shares. In addition, a U.S. Holder may be subject to an interest charge on such tax. Furthermore, the favorable dividend tax rates that may apply to certain U.S. Holders on our dividends will not apply if we are a PFIC during the taxable year in which such dividend was paid, or the preceding taxable year.

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

Material Dutch Tax Consequences

General

The information set out below is a summary of certain material Dutch tax consequences in connection with the acquisition, ownership and transfer of our ordinary shares. This summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant to a particular holder of our ordinary shares. Such holders may be subject to special tax treatment under any applicable law and this summary is not intended to be applicable in respect of all categories of holders of our ordinary shares.

This summary is based on the tax laws of the Netherlands as in effect on January 1, 2015, as well as regulations, rulings and decisions of the Netherlands or of its taxing and other authorities available on or before such date and now in effect, and as applied and interpreted by Netherlands courts, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

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

In addition, an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities, provided that the following tests are satisfied:

(i)	the entity is a resident of another EU member state or of a designated state that is a party to the Agreement on the European Economic Area (currently Iceland, Norway and Liechtenstein), according to the tax laws of such state;

(ii)	the entity at the time of the distribution has an interest in us to which the participation exemption as meant in article 13 of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) or to which the participation credit as meant in article 13aa of the Dutch Corporate Income Tax Act 1969 would have been applicable, had such entity been a tax resident of the Netherlands;

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

Value Added Tax

No Netherlands value added tax will be payable by a holder of our ordinary shares in consideration for the offer of our ordinary shares (other than value added taxes on fees payable in respect of services not exempt from Netherlands value added tax).

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

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Refer to the information set forth under the Notes to the consolidated financial statements at “Item 18. Financial Statements”:

•	Note 2—Summary of Significant Accounting Policies—Financial Instruments; and

•	Note 24—Financial Risk Management.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Material Modifications to the Rights of Security Holders

None.

B. Use of Proceeds

None.

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

B. Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

The management of the Company, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in the Securities Exchange Act of 1934, as amended, Rule 13a-15(f).

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU).

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Constellium’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2014 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on such criteria, Constellium’s management has concluded that, as of December 31, 2014, the Company´s internal control over financial reporting is effective.

C. Attestation report of the registered public accounting firm.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control over Financial Reporting

During the period covered by this report, we have not made any change to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Messrs. Brandjes, Guillemot, Hartman, Maugis, Ormerod and Paschke and Ms. Walker satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that each of Messrs. Paschke and Ormerod and Ms. Walker is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers Audit has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2014.

The following table sets out the aggregate fees for professional services and other services rendered to us by PricewaterhouseCoopers in the years ended December 31, 2014 and 2013, and breaks down these amounts by category of service:

	For the year ended December 31,
	2014	2013
	(€ in thousands)
Audit fees	9,181	10,695
Audit-related fees	682	1,327
Tax fees	561	1,398
All other fees	—	9

Total	10,424	13,429

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

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Dutch Corporate Governance Code

Since we are a public company and listed our shares on Euronext Paris, a regulated market, we are subjected to comply with the Dutch Corporate Governance Code (the “Dutch Code”). The Dutch Code, as amended, became effective on January 1, 2009, and applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere.

The Dutch Code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual report filed in the Netherlands whether or not they are complying with the various rules of the Dutch Code that are addressed to the board of directors or, if any, the supervisory board of the company and, if they do not apply those provisions, to give the reasons for such non-application. The Dutch Code contains principles and best practice provisions for managing boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards.

We acknowledge the importance of good corporate governance. The board of directors agrees with the general approach and with the majority of the provisions of the Dutch Code. However, considering our interests and the interest of our stakeholders, at this stage, we do not apply a limited number of best practice provisions either because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NYSE.

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

We believe that our remuneration policy helps to focus directors, officers and other employees and consultants on business performance that creates shareholder value, to encourage innovative approaches to the business of the Company and to encourage ownership of our shares by directors, officers and other employees and consultants. Aspects of our remuneration policy may deviate from the Dutch Code to comply with applicable NYSE and SEC rules.

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

We may need to deviate from the Dutch Code’s independence definition for board members either because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NYSE.

•	The chairman of the board may not also be or have been an executive board member (best practice provisions III.4.2 and III.8.1).

Mr. Evans has served as our Chairman since December 2012. Mr. Evans also served as our interim chief executive officer from December 2011 until the appointment of Mr. Pierre Vareille in March 2012. We believe the deviation from the Dutch Code is justified considering the short interim period during which Mr. Evans acted as executive board member.

•	The vice-chairman of the board shall deputize for the chairman when the occasion arises. By way of addition to best practice provision III.1.7, the vice-chairman shall act as contact for individual board members concerning the functioning of the chairman of the board (best practice provision III.4.4).

We intend to comply with certain corporate governance requirements of the NYSE in lieu of the Dutch Code. Under the corporate governance requirements of the NYSE, we are not required to appoint a vice-chairman. If the chairman of our board of directors is absent, the directors that are present will elect a non-executive board member to chair the meeting.

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

Seven non-executive members of our 10 member board are independent. It is our view that given the nature of our business and the practice in our industry and considering our shareholder structure, it is justified that only seven non-executive directors are independent. We may need to deviate from the Dutch Code’s independence definition for board members either because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NYSE, or because such provisions do not reflect best practices of global companies listed on the NYSE. We may need to further deviate from the Dutch Code’s independence definition for board members when looking for the most suitable candidates. For example, a current board member or future board candidate may have particular knowledge of, or experience in, the downstream aluminium rolled and extruded products and related businesses, but may not meet the definition of independence in the Dutch Code. As such background is very important to the efficacy of our board of directors in managing a highly technical business, and because our industry has relatively few participants, our board may decide to nominate candidates for appointment who do not fully comply with the criteria as listed under best practice provision III.2.2 of the Dutch Code.

•	The company shall formulate an “outline policy on bilateral contacts,” as described in the Dutch Code, with the shareholders and publish this policy on its website (best practice provision IV.3.13).

We will not formulate an “outline policy on bilateral contacts” with the shareholders. We will comply with applicable NYSE and SEC rules and the relevant provisions of applicable law with respect to contacts with our shareholders. We believe that all contacts with our shareholders should be assessed on a case-by-case basis.

•	A person may be appointed as non-executive member of the board for a maximum of three 4-year terms (best practice provisions III.3.5).

On June 11, 2014 Mr. Paschke and Mr. Guillemot were reappointed for the first time as non-executive board members for a period of one year. Messrs. Hartman, Brandjes and Ormerod and Ms. Walker were on June 11, 2014 appointed as new non-executive board members also for a period of one year. This deviation gives the shareholders the possibility to vote on a possible reappointment of a director after one year instead of four years.

•	Pursuant to best practice provision III.3.6. the non-executive board members shall draw up a retirement schedule in order to avoid, as far as possible, a situation in which many non-executive board members retire at the same time. The retirement schedule shall be made generally available and shall be posted on the company’s website.

As (most) of our non-executive board members are (re)appointed for one year, there is no retirement schedule.

•	Pursuant to best practice provision IV.1.1, a general meeting of shareholders is empowered to cancel binding nominations of candidates for the board, and to dismiss members of the board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one-third of the voting rights outstanding. If such quorum is not represented, but a majority of those in attendance vote in favor of the proposal, a second meeting may be convened in the future and its vote will be binding, even without a one-third quorum. Our Amended and Restated Articles of Association currently provide that a general meeting of shareholders may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although this constitutes a deviation from provision IV.1.1 of the Dutch Code, we hold the view that these provisions will enhance the continuity of our management and policies.

•	Best practice provision IV.3.1 recommends that we should enable the shareholders to follow in real time all meetings with analysts, investors and press conferences. We believe that enabling shareholders to follow in real time all the meetings with analysts, presentations to analysts, presentations to investors as referred to in best practice provision IV.3.1 of the Dutch Code would create an excessive burden on our resources. We will ensure that analyst presentations are posted on our website after meetings with analysts.

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

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

EXHIBIT INDEX

The following documents are filed as part of this registration statement:

3.1	Amended and Restated Articles of Association of Constellium N.V. (incorporated by reference to Exhibit 3.2 of Constellium, N.V.’s Amendment No. 3 to the Registration Statement on Form F-1 filed on May 21, 2013, File No. 333-188556)

3.2	Deed of Conversion-Constellium N.V. (incorporated by reference to Exhibit 3.2 of Constellium, N.V.’s Amendment No. 4 to the Registration Statement on Form F-1 filed on May 21, 2013, File No. 333-188556)

4.1	Partnership Agreement of Omega Management GmbH & Co. KG as amended and restated as of May 21, 2013 (incorporated by reference to Exhibit 4.1 of Constellium, N.V.’s Amendment No. 3 to the Registration Statement on Form F-1 filed on May 21, 2013, File No. 333-188556)

4.2	Second Amendment to Credit Agreement, dated as of March 25, 2013, among Constellium Holdco B.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the new Term Lenders party thereto, Deutsche Bank Trust Company Americas, as the Existing Administrative Agent, and Deutsche Bank AG New York Branch, as the successor Administrative Agent (incorporated by reference to Exhibit 4.2 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.3	Third Amendment to Credit Agreement, dated as of July 31, 2013, among Constellium N.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.3 of Constellium, N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

4.4	ABL Credit Agreement, dated as of May 25, 2012, among Constellium Holdco II B.V., Constellium U.S. Holdings I, LLC, Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders from time to time party hereto, and Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.3 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.5	Second Amendment to Credit Agreement, dated as of March 25, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.4 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.6	Third Amendment to Credit Agreement, dated as of October 1, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders party thereto, and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated by reference to Exhibit 4.6 of Constellium, N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

4.7	Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.750% Senior Notes due 2024**

4.8	Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.625% Senior Notes due 2021**

4.9	Credit Agreement, dated as of May 7, 2014, among Constellium N.V., as Borrower, the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent**

4.10	First Amendment to Credit Agreement, dated December 5, 2014, among Constellium N.V., the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent**

4.11	Second Amendment to Credit Agreement, dated February 5, 2015, among Constellium N.V., the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent**

4.12	Indenture, dated as of December 19, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 8.00% Senior Notes due 2023**

4.13	Indenture, dated as of December 19, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 7.00% Senior Notes due 2023**

4.14	Indenture, dated as of December 11, 2013, among Wise Metals Group, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, providing for the issuance of the 8 3⁄4% Senior Secured Notes due 2018**

4.15	Credit Agreement, dated as of December 11, 2013, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Administrative Agent**

4.16	Amendment No. 3 to Credit Agreement, dated as of November 26, 2014, by and among Wise Alloys LLC, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent**

4.17	Consent and Amendment No. 4 to Credit Agreement, dated as of December 23, 2014, by and among Wise Alloys LLC, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent**

4.18	Indenture, dated as of April 16, 2014, among Wise Metals Intermediate Holdings LLC, Wise Holdings Finance Corporation, and Wilmington Trust National Association, as Trustee, providing for the issuance of the 9 3⁄4% / 10 1⁄2% Senior PIK Toggle Notes due 2019**

10.1	Amended and Restated Shareholders Agreement, dated May 29, 2013, among Constellium N.V. and the other signatories thereto (incorporated by reference to Exhibit 10.1 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.2	2013 Executive Performance Award Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 20-F filed on April 22, 2014)

10.3	2012 Long-Term Incentive (Cash) Plan (incorporated by reference to Exhibit 10.3 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.4	Employment Letter by and between Constellium Switzerland AG and Pierre Vareille, dated August 30, 2012 (incorporated by reference to Exhibit 10.4 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.5	Employment Letter by and between Constellium France Holdco SAS and Didier Fontaine, dated May 11, 2012 (incorporated by reference to Exhibit 10.5 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.6	Amended and Restated Factoring Agreement between Alcan Rhenalu S.A.S. as French Seller, Alcan Aerospace S.A.S. as French Seller, Alcan Softal S.A.S. as French Seller, Alcan France Extrusions S.A.S. as French Seller, Alcan Aviatube S.A.S. as French Seller, Omega Holdco II B.V. as Parent Company, Engineered Products Switzerland A.G. as Sellers’ Agent and GE Factofrance S.N.C. as

Factor, dated January 4, 2011, as amended as of November 8, 2013 (incorporated by reference to Exhibit 10.7 of Constellium, N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.7	Amendment and Consent Letter No 10 between GE Factofrance S.A.S. as Factor and Constellium Switzerland AG, Constellium Holdco II B.V., Constellium France S.A.S., Constellium Extrusions France S.A.S. and Constellium Aviatube S.A.S. as French Sellers, dated February 3, 2014 (incorporated by reference to Exhibit 10.7.1 of Constellium, N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

10.8	Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010 (incorporated by reference to Exhibit 10.8 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.9	Country Specific Amendment Agreement (Switzerland) to the Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010 (incorporated by reference to Exhibit 10.9 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.9.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Valais AG (formerly: Alcan Aluminium Valais AG), dated November 12, 2013 (incorporated by reference to Exhibit 10.9.1 of Constellium, N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.10	Factoring Agreement between GE Capital Bank AG and Alcan Aluminium-Presswerke GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.10 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.10.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Deutschland GmbH (formerly Alcan Aluminium-Presswerke GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium, N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.11	Factoring Agreement between GE Capital Bank AG and Alcan Singen GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.11 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.11.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH (formerly: Alcan Singen GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium, N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.12	Metal Supply Agreement between Engineered Products Switzerland AG and Rio Tinto Alcan Inc. for the supply of sheet ingot in Europe, dated January 4, 2011 (incorporated by reference to Exhibit 10.12 of Constellium, N.V.’s Amendment No. 3 to the Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)+

10.13	Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 of Constellium, N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.14	Form of Restricted Stock Unit Award Agreement under the Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 of Constellium, N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

10.15	Unit Purchase Agreement between Constellium N.V., Wise Metals Holdings LLC and Silver Knot, LCC, dated October 3, 2014 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Form 6-K furnished on October 3, 2014)

10.16	Receivables Purchase Agreement, dated as of March 23, 2015, between Wise Alloys Funding LLC, as Seller, Wise Alloys LLC, as Servicer, and HSBC Bank USA, National Association, as Purchaser**

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of Independent Registered Public Accounting Firm**

21.1	List of subsidiaries**

**	Filed herein.
+	Confidential treatment granted as to certain portions, which portions have been provided separately to the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CONSTELLIUM N.V.

By:	/s/ Pierre Vareille
Name: Pierre Vareille
Title: Chief Executive Officer

Date: April 24, 2015

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of

Constellium N.V.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statement of income, comprehensive income / (loss), changes in equity and cash flows present fairly, in all material respects, the financial position of Constellium N.V. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which was an integrated audit in 2014. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Neuilly-sur-Seine, France

PricewaterhouseCoopers Audit

/s/ Olivier Lotz

Olivier Lotz

Partner

March 25, 2015

CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Revenue	4, 5	3,666	3,495	3,610
Cost of sales	6	(3,183)	(3,024)	(3,136)

Gross profit		483	471	474

Selling and administrative expenses	6	(200)	(210)	(212)
Research and development expenses	6	(38)	(36)	(36)
Restructuring costs	22	(12)	(8)	(25)
Other (losses) / gains—net	8	(83)	(8)	62

Income from operations		150	209	263

Other expenses	1	—	(27)	(3)

Finance income		30	17	4
Finance costs		(88)	(67)	(64)

Finance costs—net	10	(58)	(50)	(60)

Share of (loss) / profit of joint-ventures	26	(1)	3	(5)

Income before income tax		91	135	195

Income tax expense	11	(37)	(39)	(46)

Net Income from continuing operations		54	96	149

Discontinued operations
Net Income / (Loss) from discontinued operations	33	—	4	(8)

Net Income for the period		54	100	141

Net Income attributable to:
Owners of the Company		51	98	139
Non-controlling interests		3	2	2

Net Income		54	100	141

Earnings per share attributable to the equity holders of the Company

(in Euros per share)	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
From continuing and discontinued operations
Basic	12	0.48	1.00	1.55
Diluted	12	0.48	0.99	1.55
From continuing operations
Basic	12	0.48	0.96	1.64
Diluted	12	0.48	0.95	1.64
From discontinued operations
Basic	12	—	0.04	(0.09)
Diluted	12	—	0.04	(0.09)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Net Income		54	100	141

Other Comprehensive (Loss) / Income
Items that will not be reclassified subsequently in the Consolidated Income Statement
Remeasurement on post-employment benefit obligations	21	(137)	72	(80)
Deferred tax on remeasurement on post-employment benefit obligations		14	(9)	16
Cash flow hedges		9	—	—
Deferred tax on cash flow hedges		(3)	—	—
Items that may be reclassified subsequently in the Consolidated Income Statement
Currency translation differences		(13)	—	—

Other Comprehensive (Loss) / Income		(130)	63	(64)

Total Comprehensive (Loss) / Income		(76)	163	77

Attributable to:
Owners of the Company		(80)	161	75
Non-controlling interests		4	2	2

Total Comprehensive (Loss) / Income		(76)	163	77

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At December 31, 2014	At December 31, 2013
Assets
Non-current assets
Intangible assets (including goodwill)	13	28	21
Property, plant and equipment	14	632	408
Investments in joint ventures	26	21	1
Deferred income tax assets	27	190	177
Trade receivables and other	16	48	60
Other financial assets	25	33	7

		952	674

Current assets
Inventories	15	432	328
Trade receivables and other	16	568	483
Other financial assets	25	57	25
Cash and cash equivalents	17	989	233

		2,046	1,069

Assets classified as held for sale	33	14	21

Total Assets		3,012	1,764

Equity
Share capital	18	2	2
Share premium	18	162	162
Retained deficit and other reserves		(207)	(132)

Equity attributable to owners of the Company		(43)	32
Non-controlling interests		6	4

		(37)	36

Liabilities
Non-current liabilities
Borrowings	19	1,205	326
Trade payables and other	20	31	35
Deferred income tax liabilities	27	—	1
Pension and other post-employment benefit obligations	21	654	507
Other financial liabilities	25	40	36
Provisions	22	61	65

		1,991	970

Current liabilities
Borrowings	19	47	22
Trade payables and other	20	872	646
Income taxes payable		11	19
Other financial liabilities	25	71	24
Provisions	22	49	38

		1,050	749

Liabilities classified as held for sale	33	8	9

Total Liabilities		3,049	1,728

Total Equity and Liabilities		3,012	1,764

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measure- ment	Foreign currency translation reserve	Other reserves	Retained losses	Total Owners of the Company	Non- controlling interests	Total equity
As at January 1, 2012	—	98	(22)	(14)	2	(179)	(115)	2	(113)

Net income	—	—	—	—	—	139	139	2	141
Other comprehensive loss	—	—	(64)	—	—	—	(64)	—	(64)

Total Comprehensive Income	—	—	(64)	—	—	139	75	2	77

Transactions with the Owners
Share equity plan	—	—	—	—	1	—	1	—	1
Other	—	—	—	—	(2)	—	(2)	—	(2)

As at December 31, 2012	—	98	(86)	(14)	1	(40)	(41)	4	(37)

As at January 1, 2013	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net income	—	—	—	—	—	98	98	2	100
Other comprehensive income	—	—	63	—	—	—	63	—	63

Total Comprehensive Income	—	—	63	—	—	98	161	2	163

Transactions with the Owners
Share premium distribution(A)	—	(98)	—	—	—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Share equity plan	—	—	—	—	1	—	1	—	1
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution(A)	—	—	—	—	—	(147)	(147)	—	(147)
IPO Primary offering	—	154	—	—	—	—	154	—	154
IPO Over-allotment	—	25	—	—	—	—	25	—	25
IPO Fees	—	(17)	—	—	—	—	(17)	—	(17)
Transactions with non-controlling interests	—	—	—	—	—	—	—	(2)	(2)

As at December 31, 2013	2	162	(23)	(14)	1	(96)	32	4	36

(A)	On March 13, 2013, the Board of directors approved a distribution to the Company’s shareholders. On March 28, 2013 a distribution was made of €103 million. On May 21, 2013 an interim dividend was paid for €147 million on preference shares.

(in millions of Euros)	Share capital	Share premium	Re- measure- ment	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Owners of the Company	Non- controlling interests	Total equity
As at January 1, 2014	2	162	(23)	—	(14)	1	(96)	32	4	36

Net income	—	—	—		—	—	51	51	3	54
Other comprehensive loss	—	—	(123)	6	(14)	—	—	(131)	1	(130)

Total Comprehensive Loss	—	—	(123)	6	(14)	—	51	(80)	4	(76)

Transactions with the Owners
Share equity plan	—	—	—	—	—	4	—	4	—	4
MEP shares changes	—	—	—	—	—	1	—	1	—	1

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

As at December 31, 2014	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Cash flows from / (used in) operating activities
Net income from continuing operations		54	96	149
Adjustments	23	241	133	81
Changes in working capital:
Inventories		(95)	41	35
Trade receivables		(48)	9	26
Margin calls		11	4	7
Trade payables		170	(1)	20
Other working capital		(33)	(9)	27
Changes in other operating assets and liabilities:
Provisions	22	(12)	(17)	(31)
Income tax paid		(27)	(29)	(28)
Pension liabilities and other post-employment benefit obligations		(49)	(43)	(40)

Net cash flows from operating activities		212	184	246

Cash flows (used in) / from investing activities
Purchases of property, plant and equipment		(199)	(144)	(126)
Proceeds from disposals, including joint-venture		(2)	7	—
Investment in joint-venture		(19)	—	—
Proceeds from finance lease		6	6	8
Other investing activities		(2)	(1)	(13)

Net cash flows used in investing activities		(216)	(132)	(131)

Cash flows from / (used in) financing activities
Net proceeds received from issuance of share		—	162	—
Interim dividend paid		—	(147)	—
Withholding tax reimbursed / (paid)		20	(20)	—
Distribution of share premium to owners of the Company		—	(103)	—
Interest paid		(39)	(36)	(28)
Net cash flows used in factoring	16	—	—	(49)
Proceeds received from Term Loan and Senior Notes	19	1,153	351	154
Repayment of Term Loan	19	(331)	(156)	(148)
Proceeds of other loans	19	13	2	6
Payment of deferred financing costs	19	(27)	(8)	(14)
Transactions with non-controlling interests		(2)	(2)	—
Other financing activities	19	(34)	—	(7)

Net cash flows from / (used in) financing activities		753	43	(86)

Net increase in cash and cash equivalents		749	95	29
Cash and cash equivalents—beginning of period	17	236	142	113
Effect of exchange rate changes on cash and cash equivalents		6	(1)	—

Cash and cash equivalents—end of period		991	236	142

Less: Cash and cash equivalents classified as held for sale	33	(2)	(3)	—

Cash and cash equivalents as reported in the Statement of Financial Position	17	989	233	142

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the aerospace, packaging and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the United States, Europe and China, operates 22 production facilities, 10 administrative and commercial sites and one R&D center and has approximately 8,900 employees.

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

The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium N.V. and its subsidiaries.

Initial public offering

On May 22, 2013, Constellium completed an initial public offering (the “IPO”) of Class A ordinary shares; the shares began trading on the New York Stock Exchange on May 23, 2013, and on the professional segment of NYSE Euronext on May 27, 2013.

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

Secondary public offerings

On November 11, 2013, Constellium completed a public offering of Class A ordinary shares. The selling shareholders offered a total of 17,500,000 Class A ordinary shares at a price of $17.00 per share. 16,691,355 of the Class A ordinary shares were sold by an affiliate of Rio Tinto Plc. and 808,645 by Omega management GmbH & co. KG. The underwriters have exercised their option to purchase an additional 2,625,000 Class A ordinary shares from an affiliate of Rio Tinto Plc. bringing the total number of Class A ordinary shares sold in this offering to 20,125,000.

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

The Company did not receive any of the proceeds from these offerings of ordinary shares (including any ordinary shares sold pursuant to the underwriters’s option to purchase additional ordinary shares). The total number of outstanding ordinary shares did not change as a result of the offering. Fees related to these offerings amounted to €3 million in 2013 and recognized in Other expenses.

On February 10, 2014, Constellium completed a third secondary public offering of 25,000,000 of our Class A ordinary shares at a price to the public of $22.50 per share. The shares were offered by Apollo Funds.

On March 10, 2014, Constellium completed a fourth secondary public offering of 12,561,475 of our Class A ordinary shares at a price to the public of $27.75 per share. The shares were offered by Apollo Funds. After this offering, Apollo Funds ceased to hold any of Constellium ordinary shares.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Statement of compliance

The consolidated financial statements of Constellium N.V. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group’s application of IFRS results in no difference between IFRS as issued by the IASB and IFRS as endorsed by the EU. (http://ec.europa.eu/internal_market/accounting/ias/index_en.htm)

The consolidated financial statements have been authorized for issue by the Board of Directors at its meeting held on March 11, 2015.

b. Application of new and revised International Financial Reporting Standards (IFRS)

Standards and Interpretations with an application date for the Group as of January 1, 2014:

•	Amendment to IAS 32 “Financial instruments: Presentation” on offsetting financial assets and liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the group financial statements.

•	Amendments to IAS 36 “Impairment of assets” on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures on the recoverable amount of cash generating units which had been included in IAS 36 by the issue of IFRS 13.

•	Amendments to IAS 39 “Financial instruments: Recognition and measurement” on the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative changes to “over-the-counter” derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discrepancies of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedge instrument meets specified criteria. The Group has applied the amendment and there is no impact on the financial statements.

•	IFRIC 21 “Levies” sets out the accounting for an obligation to pay a levy if the liability is within the scope of IAS 37 “Provisions”. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The application of this interpretation has no material effect on the Group’s financial statements.

c. New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new, revised and amended standards and interpretations that have been issued but are not yet effective and which could affect the Group’s future consolidated financial statements:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. Modifications introduced by IFRS 9 relate primarily to:

•	classification and measurement of financial assets. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.

•	depreciation of receivables, now based on the expected credit losses model.

•	hedge accounting.

The standard is effective for accounting periods beginning on or after January 1, 2018.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for accounting periods beginning on or after January 1, 2017.

The impact of these standards on the Group’s results and financial situation is currently being evaluated.

d. Presentation of the operating performance of each operating segment and of the Group

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

The profitability and financial performance of the operating segments is measured based on Adjusted EBITDA, as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items.

Adjusted EBITDA is defined in NOTE 4—Operating Segment Information.

e. Principles governing the preparation of the consolidated financial statements

Basis of consolidation

These consolidated financial statements include all the assets, liabilities, equity, revenues, expenses and cash flows of the entities and businesses controlled by Constellium.

Subsidiaries are entities over which the Group has control. The Group controls an entity when the Group has power over the investee, is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Investments in joint arrangements are classified as either joint ventures or joint operations depending on the contractual rights and obligations of each investor. The Group accounts for its investments in joint ventures under the equity method.

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

Goodwill is allocated and monitored at the operating segment level which are the groups of cash-generating units that are expected to benefit from the synergies of the combination. The operating segments represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

On disposal of the relevant cash-generating units, the attributable amount of goodwill is included in the determination of the gain on disposal.

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

Any impairment loss is recognized in Other gains / (losses)—net in the Consolidated Income Statement. An impairment loss recognized for goodwill cannot be reversed in subsequent periods.

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

Foreign currency transactions and foreign operations

Functional currency

Items included in the consolidated financial statements of each of the entities and businesses of Constellium are measured using the currency of the primary economic environment in which each of them operates (their functional currency).

Foreign currency transactions:

Transactions denominated in currencies other than the functional currency are converted to the functional currency at the exchange rate in effect at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented within Finance costs—net.

Foreign exchange gains and losses that relate to commercial transactions are presented in Costs of Sales.

All other foreign exchange gains and losses, including those that relate to foreign currency derivatives hedging commercial transactions, are presented within Other gains / (losses)—net.

Foreign operations: presentation currency and foreign currency translation

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

The net differences arising from exchange rate translation are recognized in the Other Comprehensive Income.

The following table summarizes the main exchange rates used for the preparation of the consolidated financial statements of the Group:

Foreign exchange rate for 1 Euro		Year ended December 31, 2014		Year ended December 31, 2013		Year ended December 31, 2012
		Closing rate	Average rate	Closing rate	Average rate	Closing rate	Average rate
US Dollars	USD	1.2141	1.3264	1.3791	1.3271	1.3220	1.2847
Swiss Francs	CHF	1.2024	1.2146	1.2276	1.2308	1.2070	1.2051
Czech Koruna	CZK	27.7348	27.5352	27.4273	25.9471	25.1256	25.1256

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

Deferred tooling revenue and related costs

Certain automotive long term contracts include the design and manufacture of customized parts. To manufacture such parts, certain specialized or customized tooling is required. The Group accounts for the tooling revenue and related costs provided by third party manufacturers in accordance with the provisions of IAS 11 “Construction Contracts”, i.e. revenue and expenses are recognized on the basis of percentage of completion of the contract.

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

Other gains / (losses)—net

Other gains / (losses)—net include realized and unrealized gains and losses on derivatives accounted for at fair value through profit or loss and unrealized exchange gains and losses from the remeasurement of monetary assets and liabilities.

Other gains / (losses)—net separately identifies other unusual, infrequent or non-recurring items. Such items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to the Board of Directors and Executive Committee and assists in providing a meaningful analysis of the trading results of the Group. The directors believe that this presentation aids the readers understanding of the Group’s financial performance.

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

Property, plant and equipment

Recognition and measurement

Property, plant and equipment acquired by the Company is recorded at cost, which comprises the purchase price (including import duties and non-refundable purchase taxes), any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Borrowing costs directly attributable to the acquisition or construction of a Property, plant and equipment are included in the cost. Subsequent to the initial recognition, property, plant and equipment is measured at cost less accumulated depreciation and impairment, if any. Costs are capitalized into construction work in progress until such projects are completed and the assets are available for use.

Subsequent costs

Enhancements and replacements are capitalized as additions to property, plant and equipment only when it is probable that future economic benefits associated with them will flow to the Company and the cost of the item can be measured with reliability. Ongoing regular maintenance costs related to property, plant and equipment are expensed as incurred.

Depreciation

Property, plant and equipment are depreciated over the estimated useful lives of the related assets using the straight-line method as follows:

•	Buildings 10–50 years;

•	Machinery and equipment 3–40 years; and

•	Vehicles 5–8 years.

•	Land is not depreciated.

Impairment tests for property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets subject to depreciation and amortization are reviewed for impairment if there is any indication that the carrying amount of the asset (or group of assets to which it belongs) may not be recoverable. The recoverable amount is based on the higher of fair value less costs to sell (market value) and value in use (determined using estimates of discounted future net cash flows of the asset or group of assets to which it belongs). Assets that are not subject to depreciation or amortization (such as goodwill) are tested for impairment at least annually.

Financial instruments

(i) Financial assets

Financial assets are classified as follows: (a) at fair value through profit or loss, and (b) loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of Constellium’s financial assets at initial recognition.

(a) At fair value through profit or loss: these are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading except when they are designated as hedging instruments in a hedging relationship that qualifies for hedge accounting in accordance with IAS 39. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current. Financial assets carried at fair value through profit or loss, are initially recognized at fair value and transaction costs are expensed in the Consolidated Income Statement.

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

(iii) Derivative financial instruments

Derivatives that are classified as held for trading are initially recognized at their fair value on the date at which the derivative contract is entered into and are subsequently remeasured to their fair value at the date of each Consolidated Statement of Financial Position, with the changes in fair value included in Other gains / (losses)—net (see NOTE 8—Other gains / (losses)—net). The Group has no derivatives designated for hedge accounting treatment, except for forward derivatives contracted to hedge the foreign currency risk on the estimated U.S dollar purchase price of the Wise entities (see NOTE 3—Acquisition of Wise entities). These foreign currency derivatives are designated as a hedge in a cash flow hedge relationship that qualifies for hedge accounting in accordance with IAS 39. The portion of the gain or loss on the hedging instrument that is determined to be an effective cash flow hedge is recognized in Other Comprehensive Income and the ineffective portion is recognized in Other gains / (losses)—net.

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

Constellium as the lessor

Certain land, buildings, machinery and equipment are leased to third parties under finance lease agreements. During the period of lease inception, the net book value of the related assets is removed from property, plant and equipment and a finance lease receivable is recorded at the lower of the fair value and the aggregate future cash payments to be received from the lessee computed at an interest rate implicit in the lease. As the finance lease receivable from the lessee is due, interest income is recognized.

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

Trade accounts receivable

Recognition and measurement

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment (if any).

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

Provisions

Provisions are recorded for the best estimate of expenditures required to settle liabilities of uncertain timing or amount when management determines that a legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. Provisions are measured at the present value of the expected expenditures to be required to settle the obligation.

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

Types of liabilities for which the Group establishes provisions include:

Close down and restoration costs

Estimated close down and restoration costs are accounted for in the year when the legal or constructive obligation arising from the related disturbance occurs and it is probable that an outflow of resources will be required to settle the obligation. These costs are based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan including feasibility and engineering studies, are updated annually during the life of the operation to reflect known developments (e.g. revisions to cost estimates and to the estimated lives of operations) and are subject to formal review at regular intervals each year.

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

Environmental remediation costs

Environmental remediation costs are accounted for based on the estimated present value of the costs of the Group’s environmental clean-up obligations. Movements in the environmental clean-up provisions are presented as an operating cost within Cost of sales. Remediation procedures may commence soon after the time at which the disturbance, remediation process and estimated remediation costs become known, and can continue for many years depending on the nature of the disturbance and the technical remediation.

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

Legal, tax and other potential claims

Provisions for legal claims are made when it is probable that liabilities will be incurred and when such liabilities can be reasonably estimated. For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals, process and outcomes of similar historical matters, amongst others. Once an unfavorable outcome is considered probable, management weights the probability of possible outcomes and the most reasonable loss is recorded. Legal matters are reviewed on a regular basis to determine if there have been changes in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss. Depending on their nature, these costs may be charged to Cost of sales or Other gains / (losses)—net in the Consolidated Income Statement. Included in other potential claims are provisions for product warranties and guarantees to settle the net present value portion of any settlement costs for potential future legal actions, claims and other assertions that may be brought by Constellium’s customers or the end-users of products. Provisions for product warranty and guarantees are charged to Cost of sales in the Consolidated Income Statement. In the accounting year when any legal action, claim or assertion related to product warranty or guarantee is settled, the net settlement amount incurred is charged against the provision established in the Consolidated Statement of Financial Position. The outstanding provision is reviewed periodically for adequacy and reasonableness by Constellium management.

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

Presentation of financial statements

The consolidated financial statements are presented in millions of Euros. Certain reclassifications may have been made to prior year amounts to conform to the current year presentation.

f. Judgments in applying accounting policies and key sources of estimation uncertainty

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

Management judgment is required to determine the extent to which deferred tax assets can be recognized. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be utilized. The deferred tax assets will be ultimately utilized to the extent that sufficient taxable profits will be available in the periods in which the temporary differences become deductible. This assessment is conducted through a detailed review of deferred tax assets by jurisdiction and takes into account the scheduled reversals of taxable and deductible temporary differences, past, current and expected future performance deriving from the budget, the business plan and tax planning strategies. Deferred tax assets are not recognized in the jurisdictions where it is less likely than not that sufficient taxable profits will be available against which the deductible temporary differences can be utilized.

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

Therefore, through a number of different approaches and with the assistance of external independent valuation experts, the Group identified what it believes is the fair value of the assets and liabilities at the acquisition date. These valuations include a number of assumptions, estimations and judgments. Quantitative and qualitative information is further disclosed in NOTE 3—Acquisition of Wise Entities.

Significant assumptions which were used in determining the allocation of fair value included the following valuation approaches: the cost approach, the income approach and the market approach which were determined based on cash flow projections and related discount rates, industry indices, market prices regarding replacement cost and comparable market transactions. While the Company believes that the estimates and assumptions underlying the valuation methodologies were reasonable, different assumptions could have resulted in different fair values.

NOTE 3—ACQUISITION OF WISE ENTITIES

On October 3, 2014, Constellium announced that it had signed a definitive agreement to acquire 100% of Wise Metals Intermediate Holdings LLC (“Wise”), a private aluminium sheet producer located in Muscle Shoals, Alabama, United States of America. The closing of the acquisition took place on January 5, 2015. The transaction is therefore not included in the Group’s consolidated financial statements as of December 31, 2014. In accordance with IFRS 3, Constellium will recognize the assets acquired and liabilities assumed, measured at fair value at the acquisition date, in its 2015 consolidated financial statements.

The cash consideration amounts to €345 million, including expected contractual price adjustments.

On November 19, 2014, Constellium contracted forward derivatives to hedge the foreign currency risk on the estimated U.S. dollar purchase price. These derivatives have been designated within a cash-flow hedge relationship that qualifies for hedge accounting in accordance with IAS 39. As a result, the fair value of these instruments, classified in Other Comprehensive Income for €9 million as of December 31, 2014, reduced the purchase price by €14 million at the acquisition date.

With the assistance of an independent expert, Constellium has performed the preliminary valuation studies necessary to estimate, on a preliminary basis, the fair values as of January 5, 2015 of the assets acquired and liabilities assumed. These estimated fair values are subject to change, for a maximum 12 month period from the acquisition date, based upon management’s final determination of the assets acquired and liabilities assumed.

The following table reflects the preliminary goodwill arising as a result of the preliminary allocation of purchase price to the Wise assets acquired and liabilities assumed as of January 5, 2015:

(in millions of Euros)	Estimated fair value
Intangible assets	130
Property, plant and equipment	658
Net deferred tax assets	24
Trade receivables and other	165
Inventories	227
Other financial assets	7
Cash and cash equivalents	22

Total assets acquired	1,233

Borrowings	(999)
Trade payables and other	(157)
Pension and other post-employment benefit obligations	(8)
Other financial liabilities	(2)
Provisions and contingent liabilities	(55)

Total liabilities assumed	(1,221)

Net assets acquired at fair value	12

Preliminary goodwill	333
Total cash consideration net of hedge impact	345

The preliminary valuation has resulted in the recognition of new intangible assets: customer relationships and technology. Property, Plant and Equipment, Inventories, Provisions and Borrowings have been remeasured at fair value.

The resulting and preliminary goodwill amounts to €333 million and is mainly supported by the leading position in the can and growing automotive markets in North America, and by the expected synergies between Wise and other existing Constellium activities, in particular in terms of production capacity, commercial base and purchasing, R&D and manufacturing functions.

Had the acquisition of Wise taken place as of January 1, 2014, Constellium would have recognized a combined revenue of €4,663 million and a combined net income of €45 million for the year 2014.

Acquisition costs were recognized as expenses in the line “Other gains / (losses)—net” of the Group’s consolidated income statement (€34 million as of December 31, 2014, of which €1 million was paid in 2014).

NOTE 4—OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to the Constellium chief operating decision maker (CODM) (see NOTE 2—Summary of Significant Accounting Policies) on that basis. Effective January 1, 2014, we changed the measure of profitability for our segments under IFRS 8—Operating segments from Management Adjusted EBITDA to Adjusted EBITDA. The Group’s operating segments are described below.

Aerospace and Transportation (A&T)

A&T focuses on thick-gauge rolled high value-added products for customers in the aerospace, marine, automotive and mass-transportation markets and engineering industries. A&T operates eight facilities in three countries.

Packaging and Automotive Rolled Products (P&ARP)

P&ARP produces and provides thin-gauge rolled products for customers in the beverage and closures, automotive, customized industrial sheet solutions and high-quality bright surface product markets. P&ARP operates two facilities in two countries.

Automotive Structures and Industry (AS&I)

AS&I focuses on specialty products and supplies a variety of hard and soft alloy extruded products, including technically advanced products, to the automotive, industrial, energy, electrical and building industries, and to manufacturers of mass transport vehicles and shipbuilders. AS&I operates fifteen facilities in seven countries.

Holdings & Corporate

Holdings & Corporate include the net cost of Constellium’s head office and corporate support functions.

Intersegment elimination

Intersegment trading is conducted on an arm’s length basis and reflects market prices.

The accounting principles used to prepare the Company’s operating segment information are the same as those used to prepare the Group’s consolidated financial statements.

Segment Revenue

	Year ended December 31, 2014			Year ended December 31, 2013			Year ended December 31, 2012
(in millions of Euros)	Segment revenue	Inter segment elimination	Revenue Third and related parties	Segment revenue	Inter segment elimination	Revenue Third and related parties	Segment revenue	Inter segment elimination	Revenue Third and related parties
A&T	1,197	(5)	1,192	1,204	(7)	1,197	1,188	(6)	1,182
P&ARP	1,576	(8)	1,568	1,480	(8)	1,472	1,561	(7)	1,554
AS&I	921	(46)	875	859	(54)	805	910	(49)	861
Holdings & Corporate(A)	31	—	31	21	—	21	13	—	13

Total	3,725	(59)	3,666	3,564	(69)	3,495	3,672	(62)	3,610

(A)	Includes revenue from metal supply to plants in Ham and Saint Florentin which are considered as third parties since their disposal in the second quarter of 2013.

Reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
A&T		91	120	106
P&ARP		118	105	92
AS&I		73	58	46
Holdings & Corporate		(7)	(3)	(21)

Adjusted EBITDA		275	280	223

Metal price lag(A)		27	(29)	(16)
Wise acquisition costs(B)	3	(34)	—	—
Start-up and development costs(C)		(11)	(7)	—
Gains on Ravenswood OPEB plan amendments	8, 21	9	11	58
Income tax contractual reimbursements	8	8	—	—
Ravenswood CBA renegociation	8	—	—	(7)
Swiss pension plan settlements	8	6	—	(8)
Apollo management fees		—	(2)	(3)
Share equity plans	32	(4)	(2)	(1)
Restructuring costs		(12)	(8)	(25)
Losses on disposal	8, 23	(5)	(5)	—
Unrealized (losses) / gains on derivatives	8	(53)	12	61
Unrealized exchange gains / (loss) from the remeasurement of monetary assets and liabilities—net	8	1	2	(1)
Depreciation and impairment	6	(49)	(32)	(14)
Other		(8)	(11)	(4)

Income from operations		150	209	263

Other expenses		—	(27)	(3)
Finance costs—net	10	(58)	(50)	(60)
Share of (loss) / profit of joint-ventures		(1)	3	(5)

Income before income tax		91	135	195

Income tax expense	11, 23	(37)	(39)	(46)

Net Income from continuing operations		54	96	149

Net income / (loss) from discontinued operations		—	4	(8)

Net Income		54	100	141

(A)	Represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in cost of sales are established. The Group accounts for inventory using a weighted average price basis. This adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites. It is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, by the quantity sold in the period.

(B)	On January 5, 2015 Constellium acquired Wise Metals Intermediate Holdings LLC (refer to NOTE 3—Acquisition of Wise entities). As of December 31, 2014 costs relating to the acquisition amounted to €34 million (€17 million of transaction fees and €17 million related to the financing of the acquisition).
(C)	Start-up costs relating to new sites and business development initiatives of which €6 million related to the expansion of the site in Van Buren, U.S, and €5 million related to Body in White growth project both in Europe and the U.S.

Entity-wide information about product and services

(in millions of Euros)	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Aerospace rolled products	667	655	584
Transportation, Industry and other rolled products	525	542	598
Packaging rolled products	1,160	1,138	1,196
Automotive rolled products	225	162	144
Specialty and other thin-rolled products	183	172	214
Automotive extruded products	413	334	355
Other extruded products	462	471	506
Other	31	21	13

Total revenue	3,666	3,495	3,610

Segment capital expenditure

(in millions of Euros)	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
A&T	(71)	(53)	(42)
P&ARP	(74)	(37)	(39)
AS&I	(48)	(49)	(40)
Holdings & Corporate	(6)	(5)	(5)

Capital expenditure	(199)	(144)	(126)

Segment assets

Segment assets are comprised of total assets of Constellium by segment, less investments in joint-ventures, deferred tax assets, other financial assets (including cash and cash equivalents) and assets of the disposal group classified as held for sale.

(in millions of Euros)	At December 31, 2014	At December 31, 2013
A&T	697	551
P&ARP	390	373
AS&I	333	267
Holdings & Corporate	288	109

Segment Assets	1,708	1,300

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Unallocated:
Adjustments for investments in joint-ventures	21	1
Deferred income tax assets	190	177
Other financial assets (including cash and cash equivalents)	1,079	265
Assets of disposal group classified as held for sale	14	21

Total Assets	3,012	1,764

Information about major customers

Included in revenue arising from the P&ARP segment for the year ended December 31, 2014, is revenue of approximately €406 million (year ended December 31, 2013: €378 million; year ended December 31, 2012: €441 million) which arose from sales to the Group’s largest customer. No other single customers contributed 10% or more to the Group’s revenue for 2014, 2013 and 2012.

NOTE 5—INFORMATION BY GEOGRAPHIC AREA

The Group reports information by geographic area as follows: revenues from third and related parties are based on destination of shipments and property, plant and equipment are based on the physical location of the assets.

(in millions of Euros)	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Revenue–third and related parties
France	533	535	596
Germany	1,035	961	1,073
United Kingdom	336	346	275
Switzerland	85	88	98
Other Europe	755	742	723
United States	524	448	471
Canada	51	53	56
Asia and Other Pacific	174	142	136
All Other	173	180	182

Total	3,666	3,495	3,610

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Property, plant and equipment
France	290	180
Germany	99	87
Switzerland	34	23
Czech Republic	21	18
Other Europe	3	2
United States	179	96
All Other	6	2

Total	632	408

NOTE 6—EXPENSES BY NATURE

(in millions of Euros)	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Raw materials and consumables used(A)		(1,952)	(1,860)	(1,987)
Employee benefit expenses	7	(708)	(670)	(701)
Energy costs		(149)	(150)	(140)
Repairs and maintenance expenses		(88)	(80)	(91)
Sub-contractors		(78)	(80)	(66)
Freight out costs		(80)	(75)	(66)
Consulting and audit fees		(40)	(50)	(43)
Operating supplies (non capitalized purchases of manufacturing consumables)		(64)	(63)	(58)
Operating lease expenses		(20)	(16)	(16)
Depreciation and impairment		(49)	(32)	(14)
Other expenses		(193)	(194)	(202)

Total Cost of sales, Selling and administrative expenses and Research and development expenses		(3,421)	(3,270)	(3,384)

(A)	The Company manages fluctuations in raw materials prices in order to protect manufacturing margins through the purchase of derivative instruments (see NOTE 24—Financial Risk Management and NOTE 25—Financial Instruments).

These expenses are split as follows:

(in millions of Euros)	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Cost of sales	(3,183)	(3,024)	(3,136)
Selling and administrative expenses	(200)	(210)	(212)
Research and development expenses	(38)	(36)	(36)

Total Cost of sales, Selling and administrative expenses and Research and development expenses	(3,421)	(3,270)	(3,384)

NOTE 7—EMPLOYEE BENEFIT EXPENSES

(in millions of Euros)	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Wages and salaries(A)		(661)	(628)	(653)
Pension costs—defined benefit plans	21	(26)	(28)	(29)
Other post-employment benefits	21	(17)	(12)	(18)
Share equity plan expenses	32	(4)	(2)	(1)

Total Employee benefit expenses		(708)	(670)	(701)

(A)	Wages and salaries exclude restructuring costs and include social security contributions.

NOTE 8—OTHER GAINS / (LOSSES)—NET

(in millions of Euros)	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Realized losses on derivatives		(13)	(31)	(45)
Unrealized (losses) / gains on derivatives at fair value through Profit and Loss—net(A)	4	(53)	12	61
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities—net	4	1	2	(1)
Swiss pension plan settlements	21	6	—	(8)
Ravenswood OPEB pension plan amendments	21	9	11	58
Ravenswood CBA renegotiation(B)		—	—	(7)
Income tax contractual reimbursements	11	8	—	—
Losses on disposal(C)		(5)	(5)	—
Wise acquisition costs	3	(34)	—	—
Other—net		(2)	3	4

Total Other (losses) / gains—net		(83)	(8)	62

(A)	The gains or losses are made up of unrealized losses or gains on derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and LME prices (refer to NOTE 24—Financial Risk Management for a description of the Group’s risk management).
(B)	In 2012, Constellium Ravenswood Rolled Products entered into a period of renegotiation of the Collective bargaining agreement (“CBA”). The negotiation and the settlement of the new CBA involved additional costs which would not be incurred in the ordinary course of business.
(C)	On October 27, 2014, the Group sold its plant in Tarascon sur Ariège, France and incurred a €7 million loss. The plant generated revenues of €9 million in 2014 (€12 million in 2013). In September 2014, the plant in Sierre, Switzerland disposed fixed assets and generated gains on disposal for €2 million. In 2013, the sale of the Group’s plants in Ham and Saint Florentin, France, was completed.

NOTE 9—CURRENCY GAINS / (LOSSES)

The currency gains and losses are included in the consolidated financial statements as follows:

Consolidated income statement

(in millions of Euros)	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Included in Cost of sales		11	(2)	1
Included in Other (losses) / gains—net		(52)	23	19
Included in Finance costs	10	2	2	(21)

Total		(39)	23	(1)

Realized exchange losses on foreign currency derivatives—net		(12)	—	(18)
Unrealized exchange (losses) / gains on foreign currency derivatives—net		(12)	13	20
Exchange (losses) / gains from the remeasurement of monetary assets and liabilities—net		(15)	10	(3)

Total		(39)	23	(1)

Foreign currency translation reserve

(in millions of Euros)	Year ended December 31, 2014	Year ended December 31, 2013
Foreign currency translation reserve—January 1	(14)	(14)
Effect of exchange rate changes—net	(14)	—

Foreign currency translation reserve— December 31	(28)	(14)

See NOTE 24—Financial Risk Management and NOTE 25—Financial Instruments for further information regarding the Company’s foreign currency derivatives and hedging activities.

NOTE 10—FINANCE COSTS—NET

(in millions of Euros)	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Finance income:
Realized and unrealized gains on debt derivatives at fair value(D)	9	29	4	—
Realized and unrealized exchange gains on financing activities—net	9	—	11	—
Other finance income		1	2	4

Total Finance income		30	17	4

Finance costs:
Interest expense on borrowings(A)	19	(32)	(22)	(17)
Interest expense on factoring arrangements(B)	16	(9)	(10)	(15)
Exit fees and unamortized arrangement fees(C)	19	(15)	(21)	(7)
Realized and unrealized losses on debt derivatives at fair value(D)	9	—	(13)	(18)
Realized and unrealized exchange losses on financing activities—net(D)	9	(27)	—	(3)
Other finance expense		(5)	(1)	(4)

Total Finance costs		(88)	(67)	(64)

Finance costs—net		(58)	(50)	(60)

(A)	Includes at December 31, 2014: (i) €24 million of interests expensed during the year related to the 2013 term loan and to the Senior Notes for respectively €7 million and €17 million; and €6 million of interests accrued related to the Senior Notes; (ii) €2 million of interest expenses related to the U.S. Revolving Credit Facility.

Includes at December 31, 2013: (i) €3 million of interests expensed during the year related to the 2012 term loan and €17 million of interests accrued during the year related to the 2013 term loan; (ii) €2 million of interest expenses related to the U.S. Revolving Credit Facility.

Includes at December 31, 2012: (i) €6 million of interests expensed during the year related to the 2011 term loan and €9 million of interests expensed during the year related to the 2012 term loan; (ii) €2 million of interest expenses related to the U.S. Revolving Credit Facility.

(B)	Includes interests and amortization of deferred financing costs related to trade accounts receivable factoring programs (see NOTE 16—Trade Receivables and Other).
(C)	During the second quarter of 2014, Constellium issued Senior Notes and repaid the 2013 term loan. Arrangement fees of the 2013 term loan which were not amortized under the effective rate method, and exit fees, were fully recognized as financial expenses during this period. As of December 31, 2014, exit and arrangement fees amounted respectively to €6 million and €9 million.

During the first quarter of 2013, Constellium issued the 2013 term loan facility and repaid the 2012 term loan. Arrangement fees of the 2012 term loan which were not amortized under the effective rate method, and exit fees, were fully recognized as financial expenses during this period. As of December 31, 2013, exit and arrangement fees amounted respectively to €8 million and €13 million.

During the second quarter of 2012, Constellium issued the 2012 term loan facility and repaid the 2011 term loan. Arrangement fees of the 2011 term loan which were not amortized under the effective rate method, and exit fees, were fully recognized as financial expenses during this period. As of December 31, 2012, exit and arrangement fees amounted respectively to €5 million and €2 million.

(D)	During the second quarter of 2014, the cross currency swap was settled when the 2013 term loan was repaid. The resulting realized loss offset the realized gain on the settled U.S. dollar 2013 Term Loan.

In addition, the Group hedged the dollar exposure relating to the principal of the U.S. Dollar Senior Notes. The principal of the U.S. Dollar Senior Notes is hedged by using floating-floating cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates. Changes in the fair value of hedges related to this translation exposure were recognized within finance income in the consolidated income statement and offset the unrealized losses related to U.S. Dollar Senior Notes revaluation.

NOTE 11—INCOME TAX

The current and deferred components of income tax are as follows:

(in millions of Euros)	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Current tax expense	(34)	(29)	(30)
Deferred tax expense	(3)	(10)	(16)

Total income tax expense	(37)	(39)	(46)

Using a composite statutory income tax rate applicable by tax jurisdiction, the income tax can be reconciled as follows:

(in millions of Euros)	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Income before income tax	91	135	195
Composite statutory income tax rate applicable by tax jurisdiction	31.0%	36.0%	38.6%

Income tax expense calculated at composite statutory tax rate applicable by tax jurisdiction	(28)	(48)	(75)

Tax effect of:
Changes in recognized and unrecognized deferred tax assets	(3)	1	28
Other(A)	(6)	8	1

Income tax expense	(37)	(39)	(46)

Effective income tax rate	41%	29%	24%

(A)	Including non-deductible items and certain contractual reimbursements.

Our composite statutory income tax rate of 31.0% in the year ended December 31, 2014, 36.0% in the year ended December 31, 2013 and of 38.6% in the year ended December 31, 2012 resulted from the statutory tax rates (i) in France of 38.0% in 2014 and in 2013 and 36.1% in 2012, (ii) in the United States of 43% in 2014, 40.1% in 2013 and 41.2% in 2012, (iii) in Germany of 29% in 2014, in 2013 and in 2012, (iv) in the Netherlands of 25% in 2014, in 2013 and in 2012 and (v) in Czech Republic of 19% in 2014, in 2013 and in 2012. The 5.0% decrease in our composite tax rate from 2013 to 2014 and the 2.6% decrease in our composite tax rate from 2012 to 2013 resulted from a lower weight of profits in higher tax rate jurisdictions most notably France and in the United States combined with a higher weight of profits in lower tax rate jurisdictions most notably in Czech Republic in 2014.

NOTE 12—EARNINGS PER SHARE

Earnings

(in millions of Euros)	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Earnings used to calculate basic and diluted earnings per share from continuing operations	51	94	147
Earnings used to calculate basic and diluted earnings per share from discontinued operations	—	4	(8)

Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	51	98	139

Number of shares—see NOTE 18—Share Capital

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Weighted average number of ordinary shares used to calculate basic earnings per share(A)	104,639,342	98,219,458	89,442,416
Effect of other dilutive potential ordinary shares(B)	687,530	671,487	—

Weighted average number of ordinary shares used to calculate diluted earnings per share	105,326,872	98,890,945	89,442,416

(A)	Based on the total number of all classes of shares (former “A”, “B1” and “B2”) until the IPO on May 22, 2013, and on the total number of Class A ordinary shares from the IPO (See NOTE 18—Share Capital). Prior to the IPO, the Class B ordinary shares were included in the basic and diluted earnings per share calculation as the Class A and Class B ordinary shares had equal rights to profit allocation and dividends and Class B ordinary shares, once issued, could not be repurchased nor cancelled by the Company without the consent of the holder. In connection with our IPO, the Management Equity Plan (“MEP”) was frozen so that there could be no additional issuances or reallocations thereunder of Class B ordinary shares among MEP participants. In addition, from the date of the IPO, at the request of the MEP participants and in certain circumstances, the Company was committed to repurchase these shares, and may subsequently cancel them (including the related accumulated rights to profit). Accordingly, from the IPO date, Class B ordinary shares have been excluded from the calculation of the weighted average number of ordinary shares used to calculate the basic earnings per share. As Class B ordinary shares are ultimately converted into Class A ordinary shares when the Company does not have to repurchase them, they are included in the calculation of the weighted average number of ordinary shares used to calculate the diluted earnings per share.
(B)	Includes B shares as they give rights to profit allocation and dividends and potential new ordinary shares to be issued as part of the Co-investment plan, the Equity award plan, the Free Share and the Shareholding Retention Program. (See NOTE 32—Share Equity Plan). All potential dilutive new ordinary shares were taken into account into the diluted earnings per share. There were no instrument excluded from the computation of diluted earnings per share because their effect was antidilutive.

Earnings per share attributable to the equity holders of the company

(in millions of Euros)	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
From continuing and discontinued operations
Basic	0.48	1.00	1.55
Diluted	0.48	0.99	1.55
From continuing operations
Basic	0.48	0.96	1.64
Diluted	0.48	0.95	1.64
From discontinued operations
Basic	—	0.04	(0.09)
Diluted	—	0.04	(0.09)

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

During the years ended December 31, 2014 and 2013, no other material movements occurred in intangible assets, including goodwill.

Impairment tests for goodwill

As of December 31, 2014, 2013 and 2012, the recoverable amount of the operating segments has been determined based on value-in-use calculations and significantly exceeded their carrying value.

NOTE 14—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment balances and movements are comprised as follows:

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2014	1	28	252	119	8	408
Additions	—	15	31	208	—	254
Disposals	—	—	—	—	—	—
Depreciation expense	—	(2)	(42)	—	(2)	(46)
Impairment losses	—	—	—	(1)	—	(1)
Transfer during the year	—	18	128	(147)	(2)	(3)
Exchange rate movements	—	2	14	4	—	20

Net balance at December 31, 2014	1	61	383	183	4	632

At December 31, 2014
Cost	1	67	459	183	12	722
Less accumulated depreciation and impairment	—	(6)	(76)	—	(8)	(90)

Net balance at December 31, 2014	1	61	383	183	4	632

Net balance at January 1, 2013	—	20	154	115	13	302
Additions	—	1	40	115	—	156
Disposals	—	—	(3)	(1)	1	(3)
Depreciation expense	—	(3)	(24)	—	(4)	(31)
Transfer during the year	1	11	89	(108)	(2)	(9)
Reclassified as Assets held for sale	—	(1)	—	—	—	(1)
Exchange rate movements	—	—	(4)	(2)	—	(6)

Net balance at December 31, 2013	1	28	252	119	8	408

At December 31, 2013
Cost	1	32	287	119	14	453
Less accumulated depreciation and impairment	—	(4)	(35)	—	(6)	(45)

Net balance at December 31, 2013	1	28	252	119	8	408

Building, machinery and equipment includes the following amounts where the Group is a lessee under a finance lease:

	At December 31, 2014			At December 31, 2013
(in millions of Euros)	Gross value	Accumulated depreciation	Net	Gross value	Accumulated depreciation	Net
Buildings under finance lease	16	—	16	—	—	—
Machinery and equipment under Finance lease	16	(1)	15	3	—	3

Total	32	(1)	31	3	—	3

In 2014, the Group contracted two finance leases under a sale-leaseback transaction in Constellium Automotive USA, LLC, in order to finance specific equipment in Novi and the expansion of Van Buren buildings for respectively €10 million and €16 million.

The future aggregate minimum lease payments under non-cancellable finance leases are as follows:

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Less than 1 year	6	1
1 to 5 years	19	2
More than 5 years	15	—

Total	40	3

The present value (“PV”) of future aggregate minimum lease payments under non-cancellable finance leases are as follows:

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Less than 1 year	5	1
1 to 5 years	18	2
More than 5 years	8	—

Total	31	3

Depreciation expense and impairment losses

Total depreciation expense and impairment losses relating to property, plant and equipment are included in the Consolidated Income Statement as follows:

(in millions of Euros)	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Cost of sales	(42)	(28)	(8)
Selling and administrative expenses	(5)	(3)	(6)

Total	(47)	(31)	(14)

The amount of contractual commitments for the acquisition of property, plant and equipment is disclosed in NOTE 28—Commitments.

NOTE 15—INVENTORIES

Inventories are comprised of the following:

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Finished goods	122	84
Work in progress	164	136
Raw materials	122	91
Stores and supplies	30	23
Net realizable value adjustment	(6)	(6)

Total inventories	432	328

Constellium records inventories at the lower of cost and net realizable value. Increases / (decreases) in the net realizable value adjustment on inventories are included in Cost of sales in the Consolidated Income Statement.

NOTE 16—TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At December 31, 2014		At December 31, 2013
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables—third parties—gross	—	434	—	365
Impairment allowance	—	(3)	—	(3)

Trade receivables—third parties—net	—	431	—	362
Trade receivables—related parties	—	—	—	1

Total Trade receivables—net	—	431	—	363

Finance lease receivables	22	5	26	5
Deferred financing costs—net of amounts amortized	2	3	3	3
Deferred tooling related costs	1	10	3	12
Current income tax receivables	—	15	—	41
Other taxes	—	50	13	35
Restricted cash(A)	10	—	9	—
Other	13	54	6	24

Total Other receivables	48	137	60	120

Total Trade receivables and Other	48	568	60	483

(A)	Relating to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured.

Aging

The aging of total trade receivables-net is as follows:

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Current	415	345
1–30 days past due	13	15
31–60 days past due	1	2
61–90 days past due	1	—
Greater than 91 days past due	1	1

Total Trade receivables—net	431	363

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

Revisions to the impairment allowance arising from changes in estimates are included as either additional allowance or recoveries, with the corresponding expense or income included in Selling and administrative expenses. An impairment allowance amounting to €0.5 million was recognized during the year ended December 31, 2014 (€0.1 million during the year ended December 31, 2013).

None of the other amounts included in Other receivables was deemed to be impaired.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

Currency concentration

The composition of the carrying amounts of total Trade receivables—net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Euro	207	188
U.S. Dollar	199	155
Swiss Franc	11	10
Other currencies	14	10

Total Trade receivables—net	431	363

Factoring arrangements

The Group entered into factoring arrangements with third parties for the sale of certain of the Group’s accounts receivable in Germany, Switzerland and France.

Under these programs, Constellium agrees to sell to the factor eligible accounts receivable, for working capital purposes, up to a maximum financing amount of €350 million, allocated as follows:

•	€115 million collectively available to Germany and Switzerland; and

•	€235 million available to France.

Under these arrangements, most of accounts receivable are sold with recourse. Sales of most of these receivables do not qualify for derecognition under IAS 39 “Financial Instruments: Recognition and Measurement”, as the Group retains substantially all of the associated risks and rewards. Where the Group has transferred substantially all the risks and rewards of ownership of the receivable, the receivables are derecognized from the statement of financial position.

Under the agreements, as of December 31, 2014, the total carrying amount of the original assets factored is €323 million (December 31, 2013: €259 million) of which:

•	€229 million (December 31, 2013: €207 million) recognized on the Consolidated Statement of Financial Position;

•	€94 million (December 31, 2013: €52 million) derecognized from the Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor.

As at December 31, 2014 and December 31, 2013, there was no amount due to the factor relating to trade account receivables sold.

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

During the year ended December 31, 2014, Constellium incurred €9 million in interest and other fees (€10 million during the year ended December 31, 2013) from these arrangements that are included as finance costs (see NOTE 10—Finance Costs—Net).

Additionally, under each of the factoring agreements, the Group paid a one-time, up-front arrangement fee of 2.25% of the initial aggregate maximum financing amount of €300 million (for both agreements), which totaled €7 million. These arrangement fees plus an additional €7 million in legal and other fees related to the factoring agreements are being amortized as finance costs over a period of five years (see NOTE 10—Finance Costs—Net). During the year ended December 31, 2014, €2 million of such costs was amortized as finance costs (€3 million during the years ended December 31, 2013, and December 31, 2012). At December 31, 2014, the Group had €3 million (€5 million as at December 31, 2013, and €8 million as at December 31, 2012) in unamortized up-front and legal fees related to the factoring arrangements (included in deferred financing costs).

Covenants

The factoring arrangements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants other than a Group level minimum liquidity covenant that is tested quarterly. The Group was in compliance with all applicable covenants as of and for the years ended December 31, 2014 and 2013.

Intercreditor agreement

On January 4, 2011, the Group entered into an Intercreditor Agreement between the French, German and Swiss sellers of the Group’s receivables under the various accounts receivable factoring programs described above and the purchasers of those receivables.

In accordance with the requirements of the Intercreditor Agreement, the parent company of the sellers has guaranteed amounts sold under the factoring program to the purchasers of such accounts receivable with recourse.

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

Costs incurred and amortization recognized throughout the periods presented are shown in the table below.

	Year ended December 31, 2014				Year ended December 31, 2013			Year ended December 31, 2012
(in millions of Euros)	Factoring Arrange- ments	U.S. Revolving Credit Facility	Other	Total	Factoring Arrange- ments	U.S. Revolving Credit Facility	Total	Factoring Arrange- ments	U.S. Revolving Credit Facility	Total
Financing costs incurred and deferred
Up-front facility arrangement fees	7	3	—	10	7	3	10	7	3	10
Other direct expenses	7	2	3	12	7	2	9	7	2	9

Total incurred and deferred	14	5	3	22	14	5	19	14	5	19

Less: amounts amortized during the year
2014	(2)	(1)	(1)	(4)	—	—	—	—	—	—
2013	(3)	(1)	—	(4)	(3)	(1)	(4)	—	—	—
2012	(3)	(2)	—	(5)	(3)	(2)	(5)	(3)	(2)	(5)
2011	(3)	(1)	—	(4)	(3)	(1)	(4)	(3)	(1)	(4)

Deferred financing costs at December 31	3	—	2	5	5	1	6	8	2	10

Finance lease receivables

The Company is the lessor on certain finance leases with third parties for certain of its property, plant and equipment located in Sierre, Switzerland and up to June 2013 in Teningen, Germany. The following table shows the reconciliation of the Group’s gross investments in the leases to the net investment in the leases as at December 31, 2012, 2013 and 2014.

	Year ended December 31, 2014			Year ended December 31, 2013			Year ended December 31, 2012
(in millions of Euros)	Gross investment in the lease	Unearned interest income	Net investment in the lease	Gross investment in the lease	Unearned interest income	Net investment in the lease	Gross investment in the lease	Unearned interest income	Net investment in the lease
Within 1 year	6	(1)	5	6	(1)	5	8	(2)	6
Between 1 and 5 years	23	(1)	22	22	(2)	20	28	(3)	25
Later than 5 years	—	—	—	6	—	6	11	—	11

Total Finance lease receivables	29	(2)	27	34	(3)	31	47	(5)	42

Interest received in the year ended December 31, 2014, totaled €1 million (€1 million for the year ended December 31, 2013, and €2 million for the year ended December 31, 2012).

NOTE 17—CASH AND CASH EQUIVALENTS

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Cash in bank and on hand	168	232
Deposits	821	1

Total Cash and cash equivalents	989	233

As at December 31, 2014, cash in bank and on hand includes a total of €8 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being available for general use by the Group (€6 million as at December 31, 2013).

As at December 31, 2014, deposits include proceeds drawn under the Senior Notes issued in December 2014, to be used for the acquisition of Wise entities (See Note 3—Acquisition of Wise entities) and Body In White growth projects.

NOTE 18—SHARE CAPITAL

As at December 31, 2014, authorized share capital consists of 398,500,000 Class A ordinary shares and 1,500,000 Class B ordinary shares.

	Number of shares			In millions of Euros
	“A” Shares	“B” Shares	Preference Shares	Share Capital	Share Premium
As of January 1, 2014	104,076,718	950,337	5	2	162
Shares converted	842,228	(842,228)	—	—	—
Shares cancelled	—	—	(5)	—	—

As of December 31, 2014	104,918,946	108,109	—	2	162

According to Dutch law and the articles of association of Constellium N.V., the following characterizations, rights and obligations are attached to the shares:

•	Constellium N.V. shares are divided in two classes: A shares and B shares;

•	Class A ordinary shares can be held by anyone approved by the general meeting of shareholders; and

•	Class B ordinary shares can only be held by (i) German limited partnerships which have entered into an agreement pursuant to a management equity plan, or (ii) the Company itself.

•	All of the Company’s shares have a stated nominal value of €0.02 per share. All shares attract one vote and none are subject to any vesting restrictions.

•	The Class A ordinary shares and Class B ordinary shares are entitled to an equal profit allocation.

•	At the applicable MEP interest vesting date (the vesting conditions being summarized in NOTE 32—Share Equity Plan), the related Class B ordinary shares are thereby converted into Class A ordinary shares. There are no other circumstances whereby Class B ordinary shares might be converted into Class A ordinary shares.

On May 16, 2013, the Group issued preference shares to existing shareholders and repurchased them for no consideration after dividend payment. All the preference shares were cancelled in August 2014.

During 2014, 842,228 Class B ordinary shares were converted to Class A ordinary shares, of which 749,417 related to Management Equity Plan accelerated vesting implemented during the second quarter of 2014.

On July 8, 2014, Constellium N.V. repurchased the 108,109 Class B shares from Omega Management Gmbh & Co K.G, which may be subsequently cancelled.

	At December 31, 2014		At December 31, 2013
	Class “A” and “B” Shares	%	Class “A” and “B” Shares	%
Free Float	89,396,158	85.12%	50,526,761	48.11%
Apollo Funds			37,561,475	35.76%
Bpifrance	12,846,969	12.23%	12,846,969	12.23%
Other(A)	2,783,928	2.65%	4,091,850	3.90%

Total	105,027,055	100.00%	105,027,055	100.00%

(A)	Of which 108,109 B shares held by Constellium N.V.

NOTE 19—  BORROWINGS

19.1. Analysis by nature

	At December 31, 2014				At December 31, 2013
(in millions of Euros)	Amount	Type of rate	Nominal rate	Effective rate	Amount	Type of rate	Spread	Effective rate
2013 Term Loan Facility(A)
In U.S. Dollar	—	—	—	—	252	Floating	4.75%	6.48%
In Euro	—	—	—	—	72	Floating	5.25%	7.33%
Constellium N.V. and Constellium France SAS
Senior Notes
In U.S. Dollar (due 2024)(B)	326	Fixed	5.75%	6.26%	—	—	—	—
In Euro (due 2021)(B)	296	Fixed	4.63%	5.16%	—	—	—	—
In U.S. Dollar (due 2023)(C)	324	Fixed	8.00%	8.61%	—	—	—	—
In Euro (due 2023)(C)	236	Fixed	7.00%	7.54%	—	—	—	—
Constellium N.V.
U.S. Revolving Credit Facility(D)
In U.S. Dollar	34	Floating	—	2.54%	18	Floating	—	3.03%
Constellium Rolled Products Ravenswood, LLC
Unsecured Credit Facility(E)
Constellium N.V.	—	—	—	—	—	—	—	—
Others(F)	36	—	—	—	6	—	—	—

Total Borrowings	1,252	—	—	—	348	—	—	—

Of which:
Non-current	1,205				326
Current	47				22

(A)	Represents amounts drawn under the previous term loan facility. On March 25, 2013, Constellium N.V. entered into a $210 million (equivalent to €152 million at the year-end exchange rate) and €45 million seven-year floating rate term loan facility. The proceeds were primarily used to repay the previous variable rate term loan facility entered into on May 25, 2012, which was therefore terminated.
At the same date, Constellium France entered into a $150 million (equivalent to €109 million at the year-end exchange rate) and €30 million seven-year floating rate term loan facility.
The 2013 term loan was guaranteed by certain of the Group subsidiaries and includes negative, affirmative and financial covenants.
(B)	Represents amounts drawn under the “Senior Notes”. On May 7, 2014, Constellium N.V. issued a $400 million Senior Notes due 2024 (the “U.S. Dollar Notes” equivalent to €330 million at the year-end exchange rate excluding arrangement fees and accrued interests) and a €300 million Senior Notes due 2021 (the “Euro Notes”) offering. The proceeds were primarily used to repay the 2013 term loan which was therefore terminated.
As of December 31, 2014, amounts under the Senior Notes are net of arrangement fees related to the issuance of the notes totaling €12 million (including €6 million relating to the U.S. Dollar notes and €6 million relating to the Euro Notes) and include accrued interests for €4 million (including €2 million relating to the U.S. Dollar notes and €2 million relating to the Euro Notes).
(C)

Represents amounts drawn under the “Senior Notes”. On December 19, 2014, Constellium N.V. issued a $400 million Senior Notes due 2023 (the “U.S. Dollar Notes” equivalent to €330 million at the year-end exchange rate excluding arrangement fees and accrued interests) and a €240 million Senior Notes due 2023 (the “Euro Notes”) offering.
As of December 31, 2014, amounts under the Senior Notes are net of arrangement fees related to the issuance of the notes totaling €12 million (including €7 million relating to the U.S. Dollar notes and €5 million relating to the Euro Notes) and include accrued interests for €2 million (including €1 million relating to the U.S. Dollar notes and €1 million relating to the Euro Notes).
The whole of the Senior Notes are guaranteed on a senior unsecured basis by certain of the subsidiaries. Senior Notes include negative covenants.
(D)	Represents amounts drawn under the U.S. Revolving Credit Facility. On May 25, 2012, Constellium Holdco II B.V., Constellium Holdings I, LLC and Constellium Rolled Products Ravenswood, LLC subsidiaries of Constellium N.V. entered into a $100 million (equivalent to €82 million at the year-end exchange rate), five-year secured asset-based variable rate revolving credit facility and letter of credit facility (“the ABL facility”). At December 31, 2014 the net maximum U.S. Revolving Credit Facility Balance amounts to $94 million (equivalent to €78 million at the year-end exchange rate). The proceeds from this ABL facility were used to repay amounts owed under the previous ABL facility entered into by Constellium Rolled Product Ravenswood, LLC on January 4, 2011.
Certain assets of the Borrower have been pledged as collateral for the ABL Facility.
As of December 31, 2014, the Group used the letter of credit for about $1 million ($1 million at the year ended December 31, 2013). U.S. Revolving Credit Facility is fully classified as a current item.
As of December 31, 2014, the Group had $51 million (equivalent to €42 million at the closing exchange rate) of unused borrowing availability under the U.S. Revolving Credit Facility (at December 31, 2013: $40 million, equivalent to €29 million at the closing exchange rate).
(E)	In 2014, Constellium N.V. entered into a €120 million unsecured revolving credit facility with maturity May 2017.
(F)	Includes finance lease liabilities and other miscellaneous borrowings. During the third and the fourth quarters in 2014, Constellium Automotive LLC contracted two leases under a sale-leaseback transaction for respectively $11 million and $19 million (equivalent respectively to €10 million and €16 million at the year-end exchange rate).

19.2. Currency concentration

The composition of the carrying amounts of total non-current and current borrowings (net of unamortized arrangement fees) in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At December 31, 2014	At December 31, 2013
U.S. Dollar	709	270
Euro	539	76
Swiss Franc	4	2

Total borrowings net of unamortized debt financing costs	1,252	348

19.3 Movements in borrowings

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Balance at the opening	348	158
Repayments of Term Loan(A)	(331)	(156)
Proceeds received from Term Loan and Senior Notes(B)	1,153	351
Proceeds received from U.S. Revolving Credit Facility	13	2
Deferred arrangement fees(C)	(24)	(9)
Unamortized arrangement fees(D)	9	13
Movement in interests accrued	6	—
Translation differences	44	(12)
Movement in other financial debt(E)	34	1

Balance at the closing	1,252	348

(A)	As of December 31, 2013, the amount includes the repayment of the 2012 term loan ($199 million of the net U.S. dollar principal equivalent to €154 million at March 25, 2013 exchange rate) and the principal repayment.
As of December 31, 2014, the amount includes the repayment of the 2013 term loan ($356 million of the net U.S. dollar principal, equivalent to €257 million at May 7, 2014 exchange rate and €74 million of the net Euro principal) and the principal repayment.
(B)	As of December 31, 2013, the amount represents the value of the 2013 term loan at March 25, 2013 exchange rate (U.S. Dollar Term Loan for $360 million equivalent to €276 million at March 25, 2013 exchange rate and Euro Term Loan for €75 million).
As of December 31, 2014, the amount represents the value of the Senior Notes at May 7, 2014 exchange rate and at December 19, 2014 exchange rate (U.S. Dollar Notes for $800 million equivalent to €613 million and Euro Notes for €540 million).
(C)	As of December 31, 2013, the Group recognized €9 million of arrangement fees related to 2013 term loan.
As of December 31, 2014, the Group recognized €24 million of arrangement fees net of amount amortized related to the Senior Notes.
Arrangement fees are integrated in the effective interest rate calculation.
(D)	As of December 31, 2013 and due to the early repayment of the 2012 term loan, €13 million of arrangement fees which were not amortized, were fully recognized as financial expenses (see NOTE 10—Finance costs—Net).
As of December 31, 2014 and due to the early repayment of the 2013 term loan, €9 million of arrangement fees which were not amortized at the date of the issuance of Senior Notes, are fully recognized as financial expenses. (see NOTE 10—Finance costs—Net).
(E)	As of December 31, 2014, other financial debt includes new finance leases of $30 million (equivalent to €26 million at year-end exchange rate).

19.4. Main features of the Group’s borrowings

Interest

2013 Term Loan

The interest rate under both U.S. Dollar term loan facilities is the applicable U.S. Dollar interest rate (U.S. Dollar Libor) for the interest period subject to a floor of 1.25% per annum, plus a margin of 4.75% per annum. The interest rate under both Euro term loan facilities is the applicable Euro interest rate (Euribor) for the interest period subject to a floor of 1.25% per annum, plus a margin of 5.25% per annum.

Senior Notes

Interest under Senior Notes issued in May 2014 accrues at a rate of 5.750% per annum on the U.S. Dollar Notes (Due 2024) and 4.625% per annum on the Euro Notes (Due 2021) and will be paid semi-annually on May 15 and November 15 of each year, starting on November 15, 2014.

Interest under Senior Notes issued in December 2014 accrues at a rate of 8.00% per annum on the U.S. Dollar Notes (Due 2023) and 7.00% per annum on the Euro Notes (Due 2023) and will be paid semi-annually on January 15 and July 15 of each year, starting on July 15, 2015.

U.S. Revolving Credit Facility

Under the ABL Facility, interest charged is dependent upon the type of loan as follows:

(a) Base Rate Loans will bear interest at an annual rate equal to the sum of the British Banker Association LIBOR Rate (U.S. Dollar LIBOR) plus an applicable margin comprised between 0.5% and 1.0% of the base rate, which is the greater of: (i) the prime rate in effect on any given day and (ii) the federal funds rate in effect on any given day plus 0.5%.

(b) Eurodollar Rate Loans will bear interest at an annual rate equal to the sum of the Eurodollar Rate (essentially U.S. Dollar LIBOR) plus the applicable margin comprised between 1.5% and 2.0%;

Unsecured Credit Facility

Borrowings under the Unsecured Credit Facility will bear interest at the Eurocurrency rate plus a margin of 2.50% per annum. Accrued interest on each borrowings shall be payable on demand and in the event of any repayment or prepayment of any loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.

Foreign exchange Exposure

2013 Term Loan

It is the Group policy to hedge all non-functional currency loans and deposits. In line with this policy the U.S. Dollar loans were hedged through cross currency interest rate swaps and rolling foreign exchange forwards. The notional amount of the cross-currency interest rate swaps amounted to $308 million on December 31, 2013. The remaining balance of the term loan was hedged by simple rolling foreign exchange forwards. The cross currency swaps had a negative fair value of €26 million at December 31, 2013. Changes in the fair value of hedges related to this translation exposure were recognized within financial costs in the consolidated income statement.

The cross currency swaps associated with this repaid term loan was settled in 2014 for €26 million and is presented in Other Financing Activities in the cash flow statement.

Senior Notes

The notional amount of the Dollar Notes issued in May 2014 is hedged through cross currency swaps and rolling foreign exchange forwards. The notional amount of the cross currency basis swaps amounted to $320 million on December 31, 2014. The remaining balance of the U.S. Dollar Notes is hedged by simple rolling foreign exchange forwards. Changes in the fair value of hedges related to this translation exposure are recognized within financial costs in the consolidated income statement. The positive fair value of hedging instrument is €29 million as of December 31, 2014.

The notional amount of the U.S. Dollar Notes issued in December 2014 was placed in U.S. Dollar short term deposits.

Financing cost

2013 Term Loan

A $2 million (equivalent to €1 million at the issue date of the term loan) and €1 million original issue discount (OID) were deducted from the Term Loan at inception. Constellium N.V. received a net amount of $209 million (€162 million at the issue date of the Term Loan) and €45 million. Constellium France received a net amount of $149 million (€115 million at the issue date of the Term Loan) and €30 million. In addition, the Group incurred debt fees of €8 million. Debt fees and OID are integrated into the effective interest rate of the term loan. Interest expenses are included in finance costs.

As of December 31, 2014 and due to the early payment of the 2013 term loan, the Group incurred exit fees of $6 million (equivalent to €4 million at the issue date of the private offering) and €2 million. Exit fees are included in finance costs.

Senior Notes

A $16 million (equivalent to €13 million at December 31, 2014 and net of amount amortized) and €11 million arrangement fees net of amount amortized were deducted from the private offerings.

Arrangement fees are integrated in the effective interest rate calculation of the private offerings.

U.S. Revolving Credit Facility

The €3 million U.S. Revolving Credit Facility expenses incurred in 2012 were included in Deferred financing costs and are amortized as interest expense in Finance costs – net.

A fronting fee of 0.125% per annum of the face amount of each letter of credit is expensed as incurred and payable in arrears on the last day of each calendar quarter after the letter of credit issuance.

Unsecured Credit Facility

As of December 31, 2014, transaction costs related to the Unsecured Revolving Facility are capitalized and amortized over the maturity of the credit facility (May 2017). The related fees are amortized over 36 months as a finance expense.

In addition, the Group incurs commitment fees related to the Unsecured Credit Facility, equal to (i) the average of the daily difference between the commitments and the aggregate principal amount of all outstanding loans; times (ii) 1.00% per annum.

Covenants

Senior Notes

The private offerings contain customary terms and conditions, including amongst other things, limitation on incurring or guaranteeing additional indebtness, on paying dividends, on making other restricted payments, on creating restriction on dividend and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.

The Group was in compliance with all applicable affirmative covenants as of and for the period ended December 31, 2014.

U.S. Revolving Credit Facility

This facility contains a minimum availability covenant that requires Constellium Rolled Products Ravenswood, LLC to maintain excess availability of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments. It also contains customary events of default.

Constellium Rolled Products Ravenswood, LLC was in compliance with all applicable covenants as of and for the period ended December 31, 2014.

Factoring Facilities

The factoring facility has a minimum liquidity covenant. As of December 31, 2014 the Company was in compliance.

NOTE 20—TRADE PAYABLES AND OTHER

	At December 31, 2014		At December 31, 2013
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables
Third parties	—	659	—	411
Related parties	—	—	—	58

Total Trade payables	—	659	—	469

Other payables	5	51	1	32
Employees’ entitlements	16	111	16	119
Deferred revenue	10	32	18	13
Taxes payable other than income tax	—	19	—	13

Total Other	31	213	35	177

Total Trade payables and Other	31	872	35	646

NOTE 21—PENSION AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

For the years ended December 31, 2014 and 2013, actuarial valuations were performed with the support of an independent expert and are reflected in the consolidated financial statements as described in NOTE 2.e—Principles governing the preparation of the consolidated financial statements.

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

Interest risk

A decrease in the discount rate will increase the defined benefit obligation. As at December 31, 2014, impacts of the change on the defined benefit obligation of a 0.50% increase / decrease in the discount rates are calculated by using a proxy based on the duration of each scheme, as follows:

(in millions of Euros)	0.50% increase in discount rates	0.50% decrease in discount rates
France	(9)	10
Germany	(10)	10
Switzerland	(17)	20
United States	(28)	32

Total sensitivity on Defined benefit obligations	(64)	72

Longevity risk

The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of plan participants. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Main events (related impact being recorded in Other gains / (losses)—net, see NOTE 8)

•	In 2014, the Swiss pension plan was modified to reflect updated conversion factors with transitional rates until 2022. This amendment resulted in the immediate recognition of negative past service cost of €6 million.

•	In 2012, 2013 and 2014, the Group implemented certain plan amendments that had the effect of reducing benefits for the participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan. These amendments resulted in the immediate recognition of negative past service cost of €9 million in 2014, €11 million in 2013 and of €58 million in 2012.

•	During the first quarter of 2012, the Group withdrew from the foundation which administered its employee benefit plans in Switzerland and joined a commercial multi-employer foundation. This change led to a partial liquidation which triggered a settlement. Consequently, related assets and liabilities were transferred to the new foundation and employees’ benefits were also adjusted. The settlement resulted in an €8 million loss.

	Year ended December 31, 2014				Year ended December 31, 2013
	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Inflation	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Inflation
Switzerland	1.75%	—	1.15%	1.25%	1.75%	—	2.35%	1.25%
U.S.	3.80%	—	—	—	3.80%	—	—	—
Hourly pension	—	—	4.15%	—	—	—	4.95%	—
Salaried pension	—	—	4.25%	—	—	—	5.15%	—
OPEB(A)	—	—	4.05%	—	—	—	4.85%	—
France	1.75%	2.00%	—	2.00%	2.00%	2.00%	—	2.00%
Retirements	—	—	1.90%	—	—	—	3.50%	—
Other benefits	—	—	1.55%	—	—	—	3.50%	—
Germany	2.75%	1.80%	1.90%	1.80%	2.75%	2.10%	3.50%	2.10%

	Year ended December 31, 2012
	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Inflation
Switzerland	2.00%	—	1.95%	1.25%
U.S.	3.80%	—	—	—
Hourly pension	—	1.10%	4.15%	—
Salaried pension	—	—	4.35%	—
OPEB(A)	—	—	4.05%	—
France	2.50%	2.00%	—	2.00%
Retirements	—	—	3.20%	—
Other benefits	—	—	3.20%	—
Germany	2.75%	2.10%	3.20%	2.10%

(A)	Other main financial assumptions used for the OPEB (healthcare plans, which are predominantly in the U.S.), were:
•	Medical trend rate: pre 65: 7.00% starting in 2015 reducing to 5.00% by the year 2022 and post 65: 6.50% starting in 2015 grading down to 5.00% by 2022, and
•	Claims costs based on individual company experience.

For both pension and healthcare plans, the post-employment mortality assumptions allow for future improvements in life expectancy.

Amounts recognized in the Consolidated Statement of Financial Position

	At December 31, 2014			At December 31, 2013
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Present value of funded obligation	(612)	—	(612)	(485)	—	(485)
Fair value of plan assets	330	—	330	277	—	277

Deficit of funded plans	(282)	—	(282)	(208)	—	(208)
Present value of unfunded obligation	(127)	(245)	(372)	(104)	(195)	(299)

Net liability arising from defined benefit obligations	(409)	(245)	(654)	(312)	(195)	(507)

Movements in the present value of the Defined Benefit Obligations

	At December 31, 2014			At December 31, 2013
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Defined Benefit Obligations at beginning of year	(589)	(195)	(784)	(644)	(234)	(878)
Net decrease in liabilities from disposals	—	—	—	3	1	4
Current service cost	(14)	(4)	(18)	(15)	(5)	(20)
Interest cost	(21)	(9)	(30)	(19)	(9)	(28)
Actual plan participants’ contributions	(5)	—	(5)	(5)	—	(5)
Past service cost	6	7	13	—	11	11
Immediate recognition of (losses) / gains arising over the year	—	(4)	(4)	—	1	1
Actual benefits paid out	29	15	44	30	16	46
Remeasurement due to changes in demographic assumptions	(14)	(12)	(26)	(1)	(1)	(2)
Remeasurement due to changes in financial assumption	(101)	(16)	(117)	44	17	61
Experience gain / (loss)	3	(1)	2	4	—	4
Exchange rate (loss) / gain	(33)	(26)	(59)	11	8	19
Classified as held for sale	—	—	—	3	—	3

Defined Benefit Obligations at end of year	(739)	(245)	(984)	(589)	(195)	(784)

Of which:
Funded	(612)	—	(612)	(485)	—	(485)

Unfunded	(127)	(245)	(372)	(104)	(195)	(299)

Movements in the fair value of plan assets

	At December 31, 2014			At December 31, 2013
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Plan assets at beginning of year	277	—	277	267	—	267
Remeasurement return on plan assets	11	—	11	9	—	9
Interests income	10	—	10	8	—	8
Actual employer contributions	34	15	49	28	15	43
Actual plan participants’ contributions	5	—	5	5	—	5
Actual benefits paid out	(29)	(15)	(44)	(31)	(15)	(46)
Actual administrative expenses paid	(1)	—	(1)	(1)	—	(1)
Exchange rate gain / (loss)	23	—	23	(8)	—	(8)

Fair value of plan assets at end of year	330	—	330	277	—	277

Variation of the net pension liabilities

	At December 31, 2014			At December 31, 2013
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Net (liability) recognized at beginning of year	(312)	(195)	(507)	(377)	(234)	(611)
Total amounts recognized in the Consolidated Income Statement	(20)	(10)	(30)	(28)	(1)	(29)
Total amounts recognized in the SoCI	(101)	(29)	(130)	56	16	72
Actual employer contributions	34	15	49	27	16	43
Exchange rate (loss) / gain	(10)	(26)	(36)	3	8	11
Net decrease from disposals	—	—	—	4	—	4
Classified as held for sale	—	—	—	3	—	3

Net (liability) recognized at end of year	(409)	(245)	(654)	(312)	(195)	(507)

Amounts recognized in the Consolidated Income Statement

	Year ended December 31, 2014			Year ended December 31, 2013			Year ended December 31, 2012
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Service cost
Current service cost	(14)	(4)	(18)	(15)	(5)	(20)	(15)	(5)	(20)
Past service cost	6	7	13	—	11	11	20	55	75
(Losses) arising from plan settlements	—	—	—	—	—	—	(28)	—	(28)
Net interests	(11)	(9)	(20)	(12)	(8)	(20)	(13)	(13)	(26)
Immediate recognition of (losses) / gains arising over the period	—	(4)	(4)	—	1	1	—	1	1
Administrative expense	(1)	—	(1)	(1)	—	(1)	—	—	—

Total (costs) / income recognized in the Consolidated Income Statement	(20)	(10)	(30)	(28)	(1)	(29)	(36)	38	2

The expenses shown in this table are included as employee costs in the Consolidated Income Statement within employee benefit expense and in Other gains/(losses)—net (See NOTE 7—Employee Benefit Expenses and NOTE 8—Other Gains / (Losses)—Net).

Analysis of amounts recognized in the Consolidated Statement of Comprehensive Income (SoCI)

	At December 31, 2014			At December 31, 2013
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Cumulative amount of losses recognized in the SoCI at beginning of year	27	4	31	83	20	103
Liability losses due to changes in assumptions	14	11	25	1	1	2
Liability losses / (gains) due to changes in financial assumptions	102	17	119	(44)	(16)	(60)
Liability experience (gains) / losses arising during the year	(4)	1	(3)	(4)	—	(4)
Asset (gains) arising during the year	(11)	—	(11)	(9)	—	(9)
Exchange rate losses / (gains)	4	3	7	—	(1)	(1)

Total losses / (gains) recognized in SoCI	105	32	137	(56)	(16)	(72)

Cumulative amount of losses recognized in the SoCI at end of year	132	36	168	27	4	31

Defined benefit obligations by countries

(in millions of Euros)	At December 31, 2014	At December 31, 2013
France	(139)	(111)
Germany	(148)	(127)
Switzerland	(224)	(185)
U.S.	(473)	(361)

Defined Benefit Obligations	(984)	(784)

Value of plan assets at year end by major classes of assets

The following table shows the fair value of plans’ assets classified under the appropriate level of the fair value hierarchy:

	At December 31, 2014			At December 31, 2013
(in millions of Euros)	U.S.	Switzerland	Total	U.S.	Switzerland	Total
Equities	83	40	123	65	34	99
Bonds	70	75	145	60	65	125
Property	5	19	24	4	15	19
Other	3	35	38	1	33	34

Total fair value of plan assets	161	169	330	130	147	277

The actual return on plan assets was €21 million in 2014 (€17 million in 2013).

	At December 31, 2014				At December 31, 2013
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	2	1	—	3	—	—	—	—
Equity	84	39	—	123	69	30	—	99
Bonds
Government bonds	—	1	—	1	—	4	—	4
Corporate bonds	78	66	—	144	68	53	—	121
Other investments
Real estate	20	4	—	24	19	—	—	19
Hedge fund	6	—	—	6	12	—	—	12
Insurance contracts	—	4	—	4	—	1	—	1
Other	6	—	19	25	—	2	19	21

Total	196	115	19	330	168	90	19	277

Cash Flows

Contributions to plans

Contributions to pension plans totaled €34 million for the year ended December 31, 2014 (€27 million for the year ended December 31, 2013).

Contributions to other benefits totaled €15 million for the year ended December 31, 2014 (€16 million for the year ended December 31, 2013).

Expected contributions to pension for the year ending December 31, 2015 amount to €29 million and other post-employment benefits (healthcare obligations) amount to €16 million.

Benefit payments

Benefit payments expected to be paid to pension, other post-employment benefit plans’ participants and other benefits, are as follows:

(in millions of Euros)	Estimated benefits payments
Year ended December 31,
2015	46
2016	47
2017	48
2018	50
2019 to 2024	329

Total	520

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

NOTE 22—PROVISIONS

(in millions of Euros)	Close down, environmental and restoration costs	Restructuring costs	Legal claims, tax and other costs	Total
At January 1, 2014	48	10	45	103
Additional provisions	1	8	15	24
Amounts used	(2)	(7)	(3)	(12)
Unused amounts reversed	(4)	(1)	(4)	(9)
Unwinding of discounts	4	—	—	4

At December 31, 2014	47	10	53	110

Current	3	8	38	49
Non-current	44	2	15	61

Total Provisions	47	10	53	110

At January 1, 2013	56	19	47	122
Additional provisions	1	3	13	17
Amounts used	(1)	(10)	(9)	(20)
Unused amounts reversed	(6)	(2)	(6)	(14)
Others	(1)	—	—	(1)
Unwinding of discounts	(1)	—	—	(1)

At December 31, 2013	48	10	45	103

Current	3	5	30	38
Non-current	45	5	15	65

Total Provisions	48	10	45	103

Close down, environmental and restoration costs

The Group records provisions for the estimated present value of the costs of its environmental clean-up obligations and close down and restoration efforts based on the net present value of estimated future costs of the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas, using an average discount rate of 1.21%. A change in the discount rate of 0.50% would impact the provision by €2 million.

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

Legal claims, tax and other costs

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Maintenance and customers related provisions(A)	14	18
Litigations(B)	28	17
Disease claims(C)	6	6
Other	5	4

Total	53	45

(A)	These provisions include €7 million (€7 million in 2013 and €13 million in 2012) related to general equipment maintenance, mainly linked to the Group’s leases. These provisions also include €1 million (€3 million in 2013 and in 2012) related to product warranties and guarantees and €6 million (€6 million in 2013 and €5 million in 2012) related to late delivery penalties. These provisions are expected to be utilized in the next five years.
(B)	The Group is involved in litigation and other proceedings, such as civil, commercial and tax proceedings, incidental to normal operations. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results, financial position, or cash flows of the Group.
(C)	Since the early 1990s, certain activities of the Group’s businesses have been subject to claims and lawsuits in France relating to occupational diseases resulting from alleged asbestos exposure, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for acquiring such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. As at December 31, 2014, 9 cases in which gross negligence is alleged (“faute inexcusable”) remain outstanding (10 as at December 31, 2013), the average amount per claim being €0.3 million. The average settlement amount per claim in 2014 and 2013 was €0.1 million. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results from continuing operations, financial condition, or cash flows of the Group.

NOTE 23—CASH FLOWS

(in millions of Euros)	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Cash flows from / (used in) operating activities
Net income from continuing operations		54	96	149
Adjustments
Income tax expense	11	37	39	46
Finance costs—net	10	58	50	60
Depreciation and impairment	6	49	32	14
Restructuring costs and other provisions		6	(8)	16
Defined benefit pension costs	21	29	29	(2)
Unrealized losses / (gains) on derivatives—net and from remeasurement of monetary assets and liabilities—net	4, 8	52	(14)	(60)
Losses on disposal and assets classified as held for sale		5	6	—
Share of (profit) / loss of joint-ventures		—	(3)	5
Other		5	2	2
Total Adjustments		241	133	81

(in millions of Euros)	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Changes in working capital
Inventories		(95)	41	35
Trade receivables		(48)	9	26
Margin calls	25	11	4	7
Trade payables		170	(1)	20
Other working capital		(33)	(9)	27
Total Changes in working capital		5	44	115
Changes in other operating assets and liabilities
Provisions	22	(12)	(17)	(31)
Income tax paid		(27)	(29)	(28)
Pension liabilities and other post-employment benefit obligations		(49)	(43)	(40)
Total Changes in other operating assets and liabilities		(88)	(89)	(99)

Net cash flows from operating activities		212	184	246

NOTE 24—FINANCIAL RISK MANAGEMENT

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

a. Market risk

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

The policy of the Group is to hedge committed and highly probable forecasted foreign currency operational transactions. The Group uses foreign exchange forwards for this purpose.

In June 2011, the Group entered into a multiple-year frame agreement with a major customer for the sale of fabricated metal products in U.S. Dollars. In line with its hedging policy, the Group entered into significant foreign exchange derivative transactions to forward sell U.S. dollars versus the euro following the signing of the multiple-year frame agreement to match these future sales.

As at December 31, 2014, our largest foreign exchange derivative transactions related to this contract.

The notional principal amounts of the outstanding foreign exchange contracts at December 31, 2014—with maturities ranging between 2015 and 2018—were as follows:

Currency	Forward Exchange contracts in currency millions	Foreign Exchange Swap contracts in currency millions
CHF	23	2
CZK	(28)	768
EUR	82	116
GBP	(5)	(1)
JPY	(1,012)	(583)
SGD	—	8
USD	(144)	(186)

A negative balance represents a net currency sale, whereas a positive balance represents a net currency purchase.

Except for limited non-recurring transactions, hedge accounting is not applied and therefore the mark-to-market impact is recorded in Other gains/(losses)—net.

In the year ended December 31, 2013, the impact of the Group’s hedging strategy in relation to foreign currency led to unrealized gains on derivatives of €21 million which related primarily to the exposure on the multiple year sale agreement for fabricated products in U.S. dollars by a euro functional subsidiary of the group. In the year ended December 31, 2014, the impact of these derivatives was an unrealized loss of €41 million as the U.S. dollar appreciated against the euro in the second half of 2014. The offsetting gain related to the forecasted sales are not visible due to the sales not yet being recorded in the books of the Group.

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

At December 31, 2014, the margin requirement related to foreign exchange hedges amounted to zero (€11 million at December 31, 2013).

Throughout the year 2014, there were no margins posted related to foreign exchange hedges.

During 2012, the Group has decided to limit the liquidity risk arising from potential margin calls on operational hedges by entering into a portfolio of foreign exchange zero cost collars (combinations of bought calls and sold puts). As of December 31, 2014, the Group still had $198 million of these collars (as of December 31, 2013: $398 million), with maturities ranging between 2015 and 2016.

Borrowings are principally in U.S. dollars and euros (see NOTE 19 – Borrowings). It is the policy of the Group to hedge all non-functional currency debt and cash. The Group entered into cross currency basis swaps to hedge the foreign exchange inherent in our financing. As of December 31, 2014, the notional outstanding on the cross currency basis swaps was $320 million (€233 million). The unrealized gain related to the economic hedges of the USD loans amounted to €30 million during the year ended December 31, 2014.

Foreign exchange sensitivity: Risks associated with exposure to financial instruments

A 10% weakening in the December 31, 2014, closing Euro exchange rate against U.S. Dollar on the value of financial instruments held by the Group at December 31, 2014, would have decreased earnings (before tax effect) as shown in the table below (excluding Wise purchase hedging result):

At December 31, 2014 (in millions of Euros)	Sensitivity impact
Cash and cash equivalents and restricted cash	45
Trade receivables	22
Trade payables	(14)
Borrowings	(77)
Metal derivatives (net)	(2)
Foreign exchange derivatives (net)(A)	(54)
Cross currency swaps	29

Total	(51)

(A)	The foreign exchange derivatives largely hedge items that are not already on the balance sheet (forecast U.S. Dollar receivables in euros functional currency entities)

The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.

A 10% weakening in the December 31, 2014, closing Euro exchange rate against Swiss Franc on the value on trade receivable is €1 million and on trade payable is €(6) million.

A 10% change in the closing Euro exchange rate against currencies other than U.S. Dollar or Swiss Franc does not have a material impact on earnings.

(ii) Commodity price risk

The Group is subject to the effects of market fluctuations in the price of aluminium, which is the Group’s primary metal input and a significant component of its output. The Group is also exposed to silver, copper and natural gas in a less significant way. The Group has entered into derivatives contracts to manage these risks and carries those instruments at their fair values on the Consolidated Statement of Financial Position.

As of December 31, 2014, the notional principal amount of aluminium derivatives outstanding was 133,875 tons (approximately $269 million)—129,350 tons at December 31, 2013, (approximately $247 million)—with maturities ranging from 2015 to 2019, copper derivatives outstanding was 3,000 tons (approximately $24 million)—4,200 tons at December 31, 2013 (approximately $33 million)—with maturities ranging from 2015 to 2016, silver derivatives 270,027 ounces (approximately $6 million)—261,785 ounces at December 31, 2013 (approximately $6 million)—with maturities in 2015, and 3,465,000 MMBtu of natural gas futures (approximately $13 million)—900,000 MMBtu at December 31, 2013 (approximately $3 million) with maturities from 2015 to 2016.

The value of the contracts will fluctuate due to changes in market prices but is intended to help protect the Group’s margin on future conversion and fabrication activities. At December 31, 2014, these contracts are directly with external counterparties.

When the Group is unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, it enters into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. Therefore, the Group has purchased fixed price aluminium forwards to offset the exposure of LME volatility on its fixed price sales agreements for the supply of metal. The Group does not apply hedge accounting and therefore any mark-to-market movements are recognized in Other gains / (losses)—net.

In the year ended December 31, 2013, €7 million of unrealized losses were recorded in relation to LME futures due to a decline in the LME price of aluminium. In the year ended December 31, 2014, €7 million of unrealized losses were recorded in relation to LME futures due to a decline in the LME price of aluminium, with the revaluation of the underlying transaction continuing partially off- balance sheet for the sales which had not yet been invoiced and recognized as revenue.

As the LME price for aluminium falls, the derivative contracts entered into with financial institution counterparties have a negative mark-to-market. The Group’s financial institution counterparties may require margin calls should the negative mark-to-market exceed a pre-agreed contractual limit. In order to protect from the potential margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis for adverse movements in aluminium prices.

As of December 31, 2014, the margin requirement related to aluminium hedges was zero (as of December 31, 2013, margin posted on aluminium hedges was also zero).

Throughout the year 2014, there was no margin posted related to aluminium hedges.

Commodity price sensitivity: risks associated with derivatives

The net impact on earnings and equity of a 10% increase or decrease in the market price of aluminium, based on the aluminium derivatives held by the Group at December 31, 2014 (before tax effect), with all other variables held constant was estimated to €20 million gains or losses (€17 million at December 31, 2013). The balances of such financial instruments may change in future periods however, and therefore the amounts shown may not be indicative of future results.

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

Interest rate sensitivity: risks associated with variable-rate financial instruments

The impact (before tax effect) on profit (loss) for the period of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by the Group at December 31, 2014, with all other variables held constant, was estimated to be less than €1 million for the periods ended December 31, 2014 and December 31, 2013. The balances of such financial instruments may not remain constant in future periods however, and therefore the amounts shown may not be indicative of future results.

b. Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of cash-in-bank, cash deposits and the mark-to-market on derivative transactions and from customer trade receivables arising from Constellium’s operating activities. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial asset as described in NOTE 25—Financial Instruments. The Group does not generally hold any collateral as security.

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

The number of financial counterparties is tabulated below showing our exposure to the counterparty by rating type (Parent company ratings from Moody’s Investor Services).

	At December 31, 2014		At December 31, 2013
(in millions of Euros)	Number of financial counterparties(A)	Exposure (in millions of Euros)	Number of financial counterparties(A)	Exposure (in millions of Euros)
Rated Aa or better	3	233	2	16
Rated A	7	764	7	222
Rated Baa	2	5	1	1

Total	12	1,002	10	239

(A)	Financial Counterparties for which the Group’s exposure is below €250k have been excluded from the analysis.

Credit risks related to customer trade receivables

The Group has a diverse customer base geographically and by industry. The responsibility for customer credit risk management rests with Constellium management. Payment terms vary and are set in accordance with practices in the different geographies and end-markets served. Credit limits are typically established based on internal or external rating criteria, which take into account such factors as the financial condition of the customers, their credit history and the risk associated with their industry segment. Trade accounts receivable are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Constellium management on a regular basis. Over 80% of the Group’s trade account receivables are insured by insurance companies rated A34 or better. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, bank guarantees or letters of credit. Historically we have a very low level of customer default as a result of long history of dealing with our customer base and an active credit monitoring function.

See NOTE 16—Trade Receivables and Other for the aging of trade receivables.

c. Liquidity and capital risk management

The Group’s capital structure includes shareholder’s equity, borrowings from related parties and various third-party financing arrangements (such as credit facilities and factoring arrangements). Constellium’s total capital is defined as total equity plus net debt. Net debt includes borrowings due to third parties less cash and cash equivalents.

[4]	Rating from Moody’s Investor Services.

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

The contractual agreements that the Group has with derivative financial counterparties require the posting of collateral once a certain threshold has been reached. In order to protect the Group from the potential margin calls for significant market movements, the Group holds a significant liquidity buffer in cash or availability under its various borrowing facilities, enters into derivatives with a large number of financial counterparties, entered into a series of zero cost collars (see section 24.a (i)) and monitors margin requirements on a daily basis for adverse movements in the U.S. dollar versus the euro and in aluminium prices.

The table below shows undiscounted contractual values by relevant maturity groupings based on the remaining period from December 31, 2014, and December 31, 2013, to the contractual maturity date.

	At December 31, 2014			At December 31, 2013
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Over 5 years	Less than 1 year	Between 1 and 5 years	Over 5 years
Financial assets:
Cross currency interest rate swaps	7	23	—	—	—	—
Financial liabilities:
Borrowings(A)	92	304	1,456	41	94	341
Cross currency interest rate swaps	—	—	—	6	21	—
Net cash flows from derivatives liabilities related to currencies and metal(B)	73	43	—	18	9	—
Trade payables and other (excludes deferred revenue)	840	21	—	633	17	—

	1,005	368	1,456	698	141	341

(A)	Borrowings include the U.S. Revolving Credit Facility which is considered short-term in nature and is included in the category “Less than 1 year” and undiscounted forecasted interests on the Term Loan.
(B)	Foreign exchange options have not been included as they are not in the money.

See NOTE 19—Borrowings, for further details on borrowings and credit facilities.

See NOTE 16—Trade receivables and others, for further details on factoring arrangements.

Derivative financial instruments

The Group enters into derivative contracts to manage operating exposure to fluctuations in foreign currency, aluminium, copper, silver and natural gas prices. The tables below show the undiscounted contractual values and terms of derivative instruments.

	At December 31, 2014			At December 31, 2013
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Total	Less than 1 year	Between 1 and 5 years	Total
Assets—Derivative Contracts(A)
Aluminium future contracts	2	—	2	1	—	1
Currency derivative contracts	41	11	52	12	7	19
Cross currency interest rate swap(B)	7	23	30	—	—	—

Total	50	34	84	13	7	20

Liabilities—Derivative Contracts(A)
Aluminium future contracts	16	2	18	8	2	10
Copper future contracts	2	3	5	—	2	2
Silver and natural gas future contracts	3	—	3	—	—	—
Currency derivative contracts	52	39	91	10	5	15
Cross currency interest rate swaps(B)	—	—	—	6	21	27

Total	73	44	117	24	30	54

(A)	Foreign exchange options have not been included as they are not in the money.
(B)	The principal of the U.S. Dollar Notes issued in May 2014 is hedged by using floating-floating cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates. At December 31, 2014, the Group recognizes a positive fair value of the hedging instrument for €30 million (undiscounted amount).

The principal of the U.S. Dollar loans issued in March 2013 were hedged through cross currency interest rate swaps and rolling foreign exchange forwards. The cross currency swaps had a negative fair value of €27 million (undiscounted amount) at December 31, 2013.

NOTE 25—FINANCIAL INSTRUMENTS

The tables below show the classification of financial assets and liabilities, which includes all third and related party amounts.

Financial assets and liabilities by categories

		At December 31, 2014			At December 31, 2013
(in millions of Euros)	Notes	Loans and receivables	At Fair Value through Profit and loss(A)	Total	Loans and receivables	At Fair Value through Profit and loss	Total
Cash and cash equivalents	17	989	—	989	233	—	233
Trade receivables and Finance Lease receivables	16	458	—	458	394	—	394
Other financial assets		7	83	90	11	21	32

Total financial assets		1,454	83	1,537	638	21	659

(in millions of Euros)	Notes	At amortized costs	At Fair Value through Profit and loss(A)	Total	At amortized costs	At Fair Value through Profit and loss	Total
Trade payables	20	659	—	659	469	—	469
Borrowings	19	1,252	—	1,252	348	—	348
Other financial liabilities		—	111	111	—	60	60

Total financial liabilities		1,911	111	2,022	817	60	877

Other financial assets and Other financial liabilities are detailed as follows:

	At December 31, 2014			At December 31, 2013
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	33	50	83	7	14	21
Margin calls	—	—	—	—	11	11
Other(B)	—	7	7	—	—	—

Other financial assets	33	57	90	7	25	32

Derivatives	40	71	111	36	24	60

Other financial liabilities	40	71	111	36	24	60

(A)	Except for derivatives hedging the foreign currency risk associated to Wise purchase price. (See NOTE 3—Acquisition of Wise entities)
(B)	Corresponds to advance payments related to finances leases contracted for the expansion of the site in Van Buren, U.S.

Fair values

All the derivatives are presented at fair value in the balance sheet.

The carrying value of the Group’s borrowings is the redemption value at maturity. The fair value of the ABL and December 2014 Senior Notes is approximately the carrying value. The fair value of the May 2014 Senior Notes accounts for 87.0% of the carrying value and amounts to €540 million as of December 31, 2014.

The fair values of other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

Margin calls

Constellium Finance SAS and Constellium Switzerland AG entered into agreements with some financial institutions in order to define applicable rules with regards to the setting-up of derivative trading accounts. On a daily or weekly basis (depending on the arrangement with each financial institution), all open currency or metal derivative contracts are revalued to the current market price. When the change in fair value reaches a certain threshold (positive or negative), a margin call occurs resulting in the Group making or receiving back a cash payment to/from the financial institution.

The cash deposit related to margin calls made by the Group is nil as of December 31, 2014 (€11 million at December 31, 2013).

Valuation hierarchy

The following table provides an analysis of financial instruments measured at fair value, grouped into blevels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on quoted prices (unadjusted) in active markets for identical financial instruments, it includes aluminium futures that are trade on the LME;

•	Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices), it includes foreign exchange derivatives. The method used to calculate the fair value mainly consists on discounted cash flow; and

•	Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At December 31, 2014 (in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	2	81	—	83
Other financial liabilities	22	89	—	111

At December 31, 2013 (in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	1	20	—	21
Other financial liabilities	12	48	—	60

NOTE 26—INVESTMENTS IN JOINT VENTURES

(in millions of Euros)	At December 31, 2014	At December 31, 2013
As at January 1	1	2
Group share in profit / (loss)	(1)	—
Change in consolidation scope	19	(1)
Effects of changes in foreign exchange rates	2	—

As at December 31	21	1

The Group holds a 49.85% interest in a joint-venture named Rhenaroll S.A. (located in Biesheim, France), specialized in the chrome-plating, grinding and repairing of rolling mills’ rolls and rollers. As of December 31, 2014, the revenue of Rhenaroll amounted to €3 million (€3 million as of December 31, 2013). The entity’s net income was immaterial both in 2014 and 2013.

Quiver Ventures LLC, a joint-venture in which Constellium holds a 51% interest, was created during the fourth quarter of 2014. This joint-venture will supply Body-in-White aluminium sheet to the North American automotive industry through a facility located in Bowling Green, Kentucky. The joint venture did not operate in 2014, production being scheduled to start in the first half of 2016.

These investments in joint ventures are accounted for under the equity method. Rhenaroll S.A. and Quiver Ventures LLC are private companies and there are no quoted market prices available for their shares.

		Group share of joint venture’s net assets		Group share of joint venture’s profit / (loss)
(in millions of Euros)	% interest	At December 31, 2014	At December 31, 2013	Year ended 2014	Year ended 2013
Rhenaroll S.A.	49.85%	1	1	—	—
Quiver Ventures LLC	51.00%	20	—	(1)	—

Investments in joint ventures		21	1	(1)	—

NOTE 27—DEFERRED INCOME TAXES

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Shown in the Consolidated Statement of Financial Position:
Deferred income tax assets	190	177
Deferred income tax liabilities	—	(1)

Net deferred income tax assets	190	176

The following table shows the changes in net deferred income tax assets (liabilities) for the years ended December 31, 2014 and 2013.

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Balance at beginning of year	176	194
Net deferred income tax assets acquired	—	—
Deferred income taxes recognized in the Consolidated Income Statement	(3)	(10)
Effects of changes in foreign currency exchange rates	3	(1)
Deferred income taxes recognized directly in other comprehensive income	11	(9)
Other	3	2

Balance at end of year	190	176

			Recognized in
Year ended December 31, 2014 (in millions of Euros)	Opening Balance	Acquisitions/ Disposals	Profit or loss	OCI	FX	Other	Closing balance
Deferred tax (liabilities) / assets in relation to:
Long-term assets	28	—	(19)	—	(3)	(4)	2
Inventories	11	—	(7)	—	1	—	5
Pensions	74	—	3	14	4	—	95
Derivative valuation	3	—	21	(3)	—	—	21
Tax losses Carried forward	8	—	2	—	2	—	12
Other(A)	52	—	(3)	—	(1)	7	55

Total	176	—	(3)	11	3	3	190

(A)	Mainly non-deductible provisions.

			Recognized in
Year ended December 31, 2013 (in millions of Euros)	Opening Balance	Acquisitions/ Disposals	Profit or loss	OCI	FX	Other	Closing balance
Deferred tax (liabilities) / assets in relation to:
Long-term assets	75	—	(9)	—	—	(38)	28
Inventories	16	—	—	—	—	(5)	11
Pensions	62	—	22	(9)	(1)	—	74
Derivative valuation	9	—	(6)	—	—	—	3
Tax losses Carried forward	6	—	5	—	—	(3)	8
Other(A)	26	—	(22)	—	—	48	52

Total	194	—	(10)	(9)	(1)	2	176

(A)	Mainly non-deductible provisions.

			Recognized in
Year ended December 31, 2012 (in millions of Euros)	Opening Balance	Acquisitions/ Disposals	Profit or loss	OCI	FX	Other	Closing balance
Deferred tax (liabilities) / assets in relation to:
Long-term assets	121	—	(47)	—	1	—	75
Inventories	(14)	—	31	—	(1)	—	16
Pensions	45	—	1	16	—	—	62
Derivative valuation	30	—	(21)	—	—	—	9
Tax losses Carried forward	—	—	6	—	—	—	6
Other	(6)	—	14	—	—	18	26

Total	176	—	(16)	16	—	18	194

Based on the expected taxable income of the entities, the Group believes that it is more likely than not that a total of € 599 million (€ 516 million at December 31, 2013; € 497 million at December 31, 2012) of deductible temporary differences, unused tax losses and unused tax credits will not be used. Consequently, net deferred tax assets have not been recognized. The related tax impact of € 193 million (€ 153 million at December 31, 2013; € 175 million at December 31, 2012) is attributable to the following:

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Tax losses	(72)	(62)
In 2014	—	(2)
In 2015	(1)	—
In 2016	(1)	—
In 2017	(1)	(2)
In 2018	—	—
In 2019 and after (limited)	(54)	(40)
Unlimited	(15)	(18)

Unused tax credits	—	—
Deductible temporary differences	(121)	(91)
Depreciation and Amortization	(8)	(9)
Pensions(A)	(112)	(77)
Other	(1)	(5)

Total	(193)	(153)

(A)	Increase mostly related to Switzerland and the United States.

Substantially all of the tax losses not expected to be used reside in the Netherlands, in France and in Switzerland.

The holding companies in the Netherlands have been generating tax losses over the past three years, and these holding companies are not expected to generate sufficient taxable profits in the foreseeable future to utilize these tax losses before they expire in the years from 2018 to 2021.

The tax losses not expected to be utilized in France relate to losses generated by certain of our French companies prior to joining the tax consolidation group created on January 1, 2012. Although tax losses do not expire in France and although the French tax consolidation group is profitable, tax losses generated prior to joining the tax group by loss-generating companies can only be utilized on a stand-alone basis. It is more likely than not that these loss-making companies will not be able to utilize their losses on a stand-alone basis in the foreseeable future. Consequently, the related deferred tax assets have not been recognized.

The tax losses not expected to be utilized in Switzerland relate to losses, generated by one of our Swiss entities, that will expire in the years from 2019 to 2021. Due to the adverse consequences of certain 2014 agreements which will terminate beyond 2019, this Swiss entity is not expected to generate sufficient taxable profits over the next coming years to utilize these losses before they expire.

Substantially all the unrecognized deferred tax assets on deductible temporary differences on pension relate to the United States and to the Swiss entity. In assessing the recoverability of these deferred tax assets we have carefully considered the available positive and negative evidence, and determined that the positive evidence (such as recent profits, which were positively impacted by non-recurring favorable items) is less objectively verifiable and still carries less weight than the negative evidence (such as long history of operating losses, specific unfavorable agreements and lack of long term visibility on future operating profits) in the assessment of long term deferred tax asset recognition.

NOTE 28—COMMITMENTS

Non-cancellable operating leases commitments

The Group leases various buildings, machinery, and equipment under operating lease agreements. Total rent expense was €19 million for the year ended December 31, 2014 (€17 million for the year ended December 31, 2013).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Less than 1 year	14	9
1 to 5 years	31	26
More than 5 years	5	3

Total non-cancellable operating leases minimum payments	50	38

Capital expenditure commitments

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Property, Plant and equipment	132	46

Total capital expenditure commitments	132	46

NOTE 29—RELATED PARTY TRANSACTIONS

The following table describes the nature and amounts of related party transactions included in the Consolidated Income Statement.

(in millions of Euros)	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Revenue(A)		—	2	6

Metal supply(B)		—	(473)	(583)

Exit fees		—	—	(2)
Interest expense(C)	10, 19	—	—	(6)
Realized exchange loss on other financial items		—	—	(7)
Unrealized exchange (loss) on financing activities		—	—	—

Finance costs—net		—	—	(15)

Realized gains on derivatives	8	—	—	—

Other Gains—net		—	—	—

Direct expenses related to acquisition, separation and IPO(D)		—	(15)	—

(A)	The Group sells products to certain subsidiaries and affiliates of Rio Tinto.
(B)	Purchases of metal from certain subsidiaries and affiliates of Rio Tinto, net of changes in inventory levels, are included in Cost of sales in the Consolidated Income Statement.
(C)	Until May 2012, the Group incurred interest expense on borrowings due to Apollo Omega and Bpifrance.
(D)	Representing transaction costs, equity fees and other termination fees of the management agreement paid to the Owners.

The following table describes the nature and year-end related party balances of amounts included in the Consolidated Statement of Financial Position, none of which is secured by pledged assets or collateral.

(in millions of Euros)	Notes	At December 31, 2014	At December 31, 2013
Trade receivables	16	—	1
Trade payables	20	—	58

Transactions with Rio Tinto are unrelated since December 12, 2013 (see NOTE 1—General information).

NOTE 30—KEY MANAGEMENT REMUNERATION

The Group’s key management comprises the Board members and the Executive committee members effectively present during 2014.

The Board members have been included for the period they were considered as Board member or member of the Executive Committee.

Key management personnel referred above as Executive committee members are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly including Vice-Presidents of key activities of the Group.

The costs reported below are the compensation and benefits incurred for the Key management:

•	Short term benefits include their base salary plus bonus.

•	Directors fees include annual director fees and Board/Committee attendance fees.

•	Share based payments include the portion of the IFRS 2 expense allocated to key management.

•	Post-employment benefits mainly include pension costs.

•	Termination benefits: departure costs paid in the course of the year.

As a result, the aggregate compensation for the Group’s key management is comprised of the following:

(in millions of Euros)	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Short-term employee benefits	7	8	8
Directors fees	1	—	—
Share based payments	3	2	—
Post-employment benefits	1	1	—
Termination benefits	1	1	2
Employer social contributions	1	1	1

Total	14	13	11

NOTE 31—SUBSIDIARIES AND OPERATING SEGMENTS

The following is a list of the Group’s principal subsidiaries. They are wholly-owned subsidiaries of Constellium and are legal entities for which all or a substantial portion of the operations, assets, liabilities, and cash flows are included in the continuing operations of the consolidated reporting Group as of December 31, 2014.

Entity	Country	Ownership
Cross Operating Segment
Constellium France S.A.S. (A&T, P&ARP and Holdings & Corporate)	France	100%
Constellium Singen GmbH (AS&I and P&ARP)	Germany	100%
Constellium Valais S.A. (AS&I and A&T)	Switzerland	100%

AS&I
Constellium Automotive USA, LLC	U.S.	100%
Constellium Engley (Changchun) Automotive Structures Co Ltd.	China	54%
Constellium Extrusions Decin S.r.o.	Czech Republic	100%
Constellium Extrusions Deutschland GmbH	Germany	100%
Constellium Extrusions France S.A.S.	France	100%
Constellium Extrusions Levice S.r.o.	Slovak Republic	100%

A&T
Constellium Aviatube	France	100%
Constellium China	China	100%
Constellium Italy S.p.A	Italy	100%
Constellium Japan KK	Japan	100%
Constellium Property and Equipment Company, LLC	U.S.	100%
Constellium Rolled Products Ravenswood, LLC	U.S.	100%
Constellium South East Asia	Singapore	100%
Constellium Ussel S.A.S.	France	100%

Entity	Country	Ownership
P&ARP
Constellium Deutschland GmbH	Germany	100%
Constellium Neuf Brisach S.A.S.	France	100%

Holdings & Corporate
C-TEC Constellium Technology Center	France	100%
Constellium Finance S.A.S.	France	100%
Constellium France Holdco S.A.S.	France	100%
Constellium Germany Holdco GmbH & Co. KG	Germany	100%
Constellium Germany Holdco Verwaltungs GmbH	Germany	100%
Constellium Holdco II B.V.	Netherlands	100%
Constellium Holdco III B.V.	Netherlands	100%
Constellium Paris S.A.S.	France	100%
Constellium UK Limited	United Kingdom	100%
Constellium U.S. Holdings I, LLC	U.S.	100%
Constellium U.S. Holdings II, LLC	U.S.	100%
Constellium Switzerland AG	Switzerland	100%
Constellium W S.A.S.	France	100%
Engineered Products International S.A.S.	France	100%

Refer to NOTE 4—Operating Segment Information for definition and description of operating segments.

NOTE 32—SHARE EQUITY PLANS

Share based payment

Management equity plan (“MEP”)

The Company implemented a MEP for Constellium management in order to align their interests with the ones of the shareholders and to enable the selected managers to participate in the long-term growth of Constellium.

The MEP was implemented at the beginning of 2011, with an effective date of 4 February 2011, through the establishment of a management investment company, Omega Management GmbH & Co. KG (“Management KG”). The selected managers were invited to invest as limited partners in Management KG to have the opportunity to hold interests in the Company’s shares indirectly through this limited partnership. As a consequence, the selected Company Management is holding partnership interests in due proportion to their initial investment.

These MEP interests (related to ordinary B shares) are definitely acquired and vested by tranche according to year of service and performance:

•	The service vesting is a 20% vesting per year over a 5 year period if the share equity plan participant continues employment with Constellium through the applicable vesting date, and

•	The performance-vesting tranches generally vest in respect of the financial year that includes the share equity plan participant’s effective investment date and each of the following four financial years only if the share equity plan participant continues employment with Constellium through the end of the applicable year and Constellium attains certain Management Adjusted EBITDA targets in respect of that financial year.

In 2014, the accelerated vesting of the remaining non-vested portion of the Class B ordinary shares was approved. As a consequence, the fully vested Class B ordinary shares that were held through the management investment company, Omega Management GmbH & Co. KG (“Management KG”) have been converted into Class A ordinary shares.

In accordance with IFRS 2 “Share based payments”, the difference between the fair value at the grant date and the acquisition amount of the Class B ordinary shares is accounted for, over the vesting period of the related MEP partnership interests, in the consolidated income statement, with a corresponding increase in equity.

As of December 31, 2014, Management KG held 2.55% of the overall share capital of Constellium, consisting of 2,675,809 Class A ordinary shares.

Restricted stock unit (“RSU”) plans

Free share program

In 2013, a free share program was granted to all employees in the U.S., France, Germany, Switzerland and the Czech Republic. Under this program, each eligible employee was granted an award of 25 RSU under the Constellium 2013 Equity Plan that will vest and be settled in Class A ordinary shares on the second anniversary of our initial public offering, subject to the applicable employee remaining employed by the Company or its subsidiaries through that date.

Shareholding Retention Program

In 2013, a shareholding retention program was implemented in order to encourage critical members of our senior management team to maintain a significant portion of their current investment under the Company’s MEP.

Beneficiaries of the MEP were awarded a one-time retention award under the Constellium 2013 Equity plan consisting of a grant of RSU with a grant date value equal to a specified percentage of the recipient’s annual base salary. The RSU will vest and be settled for our Class A ordinary shares on the second anniversary of the date of grant, subject to the recipient remaining continuously employed with the Group through that date and, for MEP participants, subject to the retention of at least 75% of interest in Class A ordinary shares under the MEP.

Equity Awards Plan

In May 2013, two non-employee directors were granted an award of 8,816 RSU with an aggregate grant date value of €0.1 million. The service vesting tranche vests 50% on each anniversary date of the equity award grant date.

In March and May 2014, three employees were granted 51,000 restricted stock units with an aggregate grant date value of €1.3 million. These RSU will vest 100% after a 2 year period if the employees are continuously employed from the grant date through the end of the 2 year period.

In June 2014, four board members were granted an award of 2,205 RSU each with an aggregate grant date value of €0.2 million. The service vesting tranche vests 50% on each anniversary date of the equity award grant date.

In September 2014, seven employees were granted 33,000 RSU with an aggregate grant date value of €0.7 million. These RSU will vest 100% after a 2 year period if the employees are continuously employed from the grant date through the end of the 2 year period.

Co-investment Plan

In March 2014, the company provided the opportunity to selected managers to invest part of their 2013 bonus paid in 2014 and to enter into a co-investment plan.

The selected managers who effectively decided to invest part of their bonus into ordinary shares, were granted performance based RSU in an amount equal to a specified multiple (“the vesting multiplier”) of ordinary shares (71,490) invested as part of this plan. These performance RSU will vest after a two year period from grant date if the three following conditions are simultaneously met:

•	The performance condition is Total Shareholder Return (TSR) related as the vesting multiplier will be in a range from 0 to 7 depending on the TSR evolution over the two year vesting period;

•	The selected managers must be continuously employed by the Company through the end of the 2 year vesting period; and

•	The selected managers who have invested into this co-investment plan must continue to hold 100% of the shares they initially purchased through this program until the end of the 2 year vesting period.

Expense recognized during the year

In accordance with IFRS 2, an expense is recognized over the vesting period. The estimate of this expense is based upon the fair value of a Class A ordinary share at the grant date.

The total expense related to Share Equity Plans for the year ended December 31, 2014 and 2013, amounted to €4 million and €2 million respectively.

Movements in the number of potential shares:

(in millions of Euros)	2014		2013
As at January 1	659,942		—
Granted	92,820		683,206
Forfeited	(48,914)		(23,264)
Exercised	—		—
Expired	—		—

As at December 31	703,848	(A)	659,942

Potential shares are summarized as follows:

Grant-date	RSU	Expiry date	Initial number of shares		Forfeited in 2013	Forfeited in 2014	Outstanding number of shares	Fair value per share at grant date(B)
2013–05	Free Share Program	2015-05	192,800		—	—	192,800	€10.6
2013–05	Equity Awards Plan	2015-05	8,816		—	—	8,816	$14.7
2013–10	Shareholding Retention Program	2015-10	481,590		(23,264)	(48,914)	409,412	€13.0
Total at December 31, 2013			683,206				611,028
2014–03	Shareholding Retention Program	2016-03	16,000		—	—	16,000	€21.1
2014–05	Shareholding Retention Program	2016-05	35,000		—	—	35,000	€22.0
2014–06	Equity Awards plan	2016-06	8,820		—	—	8,820	$30.6
2014–09	Shareholding Retention Program	2016-09	33,000		—	—	33,000	€21.1
Total at December 31, 2014			776,026	(A)	(23,264)	(48,914)	703,848

(A)	The co-investment plan is not included as the number of RSU is unknown until the end of the vesting period. The potential rights associated to each of the 71,490 ordinary shares invested as part of this plan has been evaluated using the Monte Carlo method, and amounted to $76.60 per share at grant date.
(B)	Fair value is the quoted market price at grant date.

NOTE 33—DISPOSALS, DISPOSALS GROUP CLASSIFIED AS HELD FOR SALE

•	In October 2014, the sale of Constellium Sabart in France was completed generating a loss recorded in Other Gains / (Losses). (See NOTE 8—Other Gains / (Losses)—Net)

•	The Group continues the disposal plan of another company from the Aerospace and Transportation operating segment; and therefore kept the related assets and liabilities as held for sale. As at December 31, 2014, the committed disposal plan is still in progress.

(in millions of Euros)	At December 31, 2014	At December 31, 2013
Assets of disposal group classified as held for sale
Inventories	4	6
Trade receivable and other	5	8
Cash and Cash equivalents	2	3
Other	3	4

	14	21

Liabilities of disposal group classified as held for sale
Provisions	—	—
Pensions and other post-employment benefit obligations	3	3
Trade payable and other	5	6
Other	—	—

	8	9

NOTE 34—SUBSEQUENT EVENTS

On January 5, 2015, Constellium N.V. completed its acquisition of Wise Metals Intermediate Holdings LLC (“Wise”), a private aluminium sheet producer located in Muscle Shoals, Alabama. With the closing of the acquisition, Constellium now has access to 450,000 metric tons (kt) of hot mill capacity from the widest strip mill in North America, reinforcing its position on the can market and positioning Constellium to continue to grow in the North American Body-in-White market. (See NOTE 3—Acquisition of Wise entities).