Form 20-F
period 2015-12-31
Constellium N.V.
filed 2016-04-18
CIK 1563411

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

105,476,899 Class A Ordinary Shares, Nominal Value €0.02 per share

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report on Form 20-F, including, without limitation, in conjunction with the forward-looking statements included in this annual report on Form 20-F and including with respect to our estimated and projected earnings, income, equity, assets, ratios and other estimated financial results. All forward-looking statements in this annual report on Form 20-F and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

•	our ability to implement our business strategy, including our productivity and cost reduction initiatives;

•	competition and consolidation in the industries in which we operate;

•	our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries, and changes in general economic conditions;

•	the highly competitive nature of the metals industry and the risk that aluminium will become less competitive compared to alternative materials;

•	adverse conditions and disruptions in regional and global economies, including Europe, North America and Asia;

•	risk associated with our global operations, including natural disasters and currency fluctuations;

•	unplanned business interruptions and equipment failure;

•	the risk associated with being dependent on a limited number of suppliers for a substantial portion of our primary and scrap aluminium;

•	our ability to maintain and continuously improve our information technology and operational systems and financial reporting and internal controls;

•	our ability to manage our labor costs and labor relations;

•	our ability to attract and retain qualified employees;

•	losses or increased funding and expenses related to our pensions, other post-employment benefits and other long-term employee benefits plans;

•	the risk that regulation and litigation pose to our business, including our ability to maintain required licenses and regulatory approvals and comply with applicable laws and regulations, and the effects of potential changes in governmental regulations;

•	changes in our effective income tax rate or accounting standards;

•	costs or liabilities associated with environmental, health and safety matters;

•	our increased levels of indebtedness as a result of the Wise Acquisition (as defined herein) and the funding of Body-in-White (“BiW”) investments, which could limit our operating flexibility and opportunities;

•	the increased levels of working capital required to operate the Wise business, which we may be unable to obtain;

•	volatility in aluminium prices and our inability to pass through the cost of regional premiums to our customers or adequately hedge the impact of regional premium differentials;

•	our exposure to unknown or unanticipated costs or liabilities, including those related to environmental matters, in connection with the Wise Acquisition;

•	disruptions to business operations resulting from the Wise Acquisition;

•	a deterioration in our financial position or a downgrade of our ratings by a credit rating agency, which could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships;

•	slower or lower than expected growth in North America for Body-in-White aluminium rolled products;

•	the possibility that Constellium’s joint investment with UACJ Corporation (“UACJ”) in BiW sheet in the U.S., as contemplated by the UACJ Term Sheet (as defined herein), may not be consummated, or may be consummated on terms materially different from those currently contemplated;

•	our ability to timely complete our expected BiW investments in North America and achieve the anticipated benefits of such investments; and

•	the other factors presented under “Item 3. Key Information—D. Risk Factors.”

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

On January 4, 2011, Omega Holdco B.V., which later changed its name to Constellium Holdco B.V., and then again to Constellium N.V. (“Constellium”) acquired the Engineered Aluminum Products business unit (the “EAP Business”) from affiliates of Rio Tinto, a leading international mining group (the “Acquisition”).

The selected historical financial information as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 has been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected historical financial information as of December 31, 2013, 2012, and 2011 and for each of the two years in the period ended December 31, 2012 have been derived from our audited consolidated financial statements not included in this Annual Report.

The audited consolidated financial statements included elsewhere in this Annual Report have been prepared in a manner that complies, in all material respects, with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and as endorsed by the European Union (“EU”).

Effective January 1, 2013, we have adopted IAS 19 “Employee Benefits” (revised) (IAS 19) in our audited consolidated financial statements as of and for the year ended December 31, 2013 and in accordance with transition rules in IAS 19 we have retrospectively applied this standard to the two years ending December 31, 2012 and 2011.

Effective January 1, 2014, we changed the measure of profitability for our segments under IFRS 8 Operating Segments from Management Adjusted EBITDA to Adjusted EBITDA.

References to “tons” throughout this Annual Report are to metric tons.

References to the Wise Acquisition refer to our January 5, 2015 acquisition of Wise Metals Intermediate Holdings LLC and its subsidiaries, which companies we refer to collectively as “Wise.” The transaction is therefore not included in the Group’s consolidated financial statements as of December 31, 2014.

	As of and for the year ended December 31,
(€ in millions other than per share and per ton data)	2015	2014	2013	2012	2011
Statement of income data:
Revenue	5,153	3,666	3,495	3,610	3,556
Gross profit	450	483	471	474	317
(Loss)/Income from operations	(426)	150	209	263	(63)
Net (loss)/income for the period—continuing operations	(552)	54	96	149	(170)
Net (loss)/income for the period	(552)	54	100	141	(178)
(Loss)/earnings per share—basic	(5.27)	0.48	1.00	1.55	(2.00)
(Loss)/earnings per share—diluted	(5.27)	0.48	0.99	1.55	(2.00)
(Loss)/earnings per share—basic—continuing operations	(5.27)	0.48	0.96	1.64	(1.91)
(Loss)/earnings per share—diluted—continuing operations	(5.27)	0.48	0.95	1.64	(1.91)
Weighted average number of shares outstanding	105,097,442	105,326,872	98,890,945	89,442,416	89,338,433
Dividends per ordinary share (euro)(1)	—	—	—	—	—

Balance sheet data:
Total assets(2)	3,628	3,012	1,764	1,631	1,612
Net (liabilities)/assets or total invested equity	(540)	(37)	36	(37)	(113)
Share capital	2	2	2	—	—
Other operational and financial data (unaudited):
Net trade working capital(3)	149	210	222	289	381
Capital expenditure(4)	350	199	144	126	97
Volumes (in kt)	1,478	1,062	1,025	1,033	1,058
Revenue per ton (€ per ton)	3,486	3,452	3,410	3,495	3,362

(1)	Prior to our initial public offering in May 2013 (the “IPO”), we paid certain dividends to holders of our ordinary shares, as well as to holders of our preferred shares.
(2)	In the third quarter of 2015, the Group decided to withdraw its disposal plan for a company from the A&T operating segment classified as held for sale at the end of 2014. Accordingly, related assets and liabilities are not presented as held for sale at December 31, 2014 and 2015.
(3)	Net trade working capital, a measurement not defined by IFRS, represents total inventories plus trade receivables less trade payables.
(4)	Represents purchases of property, plant, and equipment.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

If we fail to implement our business strategy, including our productivity and Lean initiatives, our financial condition and results of operations could be materially adversely affected.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy, including investing in high-return opportunities in our core markets, focusing on higher-margin, technologically advanced products, differentiating our products, expanding our strategic relationships with customers in selected international regions, fixed-cost containment and cash management, and executing on our Lean manufacturing program. We cannot assure you that we will be able to successfully implement our business strategy or be able to continue improving our operating results.

Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, or general economic conditions (including slower or lower than expected growth in North America for BiW aluminium rolled products). Any failure to successfully implement our business strategy could adversely affect our financial condition and results of operations. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time. Although we have undertaken and expect to continue to undertake productivity and manufacturing system and process transformation initiatives to improve performance, such as the Lean manufacturing program, we cannot assure you that all of these initiatives will be completed or that any estimated cost savings from such activities will be fully realized. Even when we are able to generate new efficiencies in the short- to medium-term, we may not be able to continue to reduce costs and increase productivity over the long term.

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

Customers in our end-markets, including the can, aerospace and automotive sectors, use and continue to evaluate the further use of alternative materials to aluminium in order to reduce the weight and increase the efficiency of their products. Although trends in “light-weighting” have generally increased rates of using aluminium as a substitution of other materials, the willingness of customers to accept substitutions for aluminium, or the ability of large customers to exert leverage in the marketplace to reduce the pricing for fabricated aluminium products, could adversely affect the demand for our products, and thus materially adversely affect our financial position, results of operations and cash flows.

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

The beverage can sheet industry is competitive, and our competitors have greater resources and product and geographic diversity than we do.

The market for beverage can sheet products is competitive. Our competitors have market presence, operating capabilities and financial and other resources that are greater than ours. They also have greater product and geographic diversity than we do. Because of their greater resources and product and geographic diversity, these competitors may have an advantage over us in their abilities to research and develop technology, pursue acquisition, investment and other business opportunities, market and sell their products and services, capitalize on market opportunities, enter new markets and withstand business interruptions or adverse global economic conditions. There are no assurances that we will be able to compete successfully in these circumstances.

In addition, we are subject to competition from non-aluminium sources of packaging, such as plastics and glass. Consumer demand and preferences also impact customer selection of packaging materials. While we believe that the recyclability of aluminium, coupled with increasing consumer focus on resource conservation, may reduce the impact of competition from certain alternative packaging sources, there is no guaranty that such competition will be reduced.

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

We have operations primarily in the United States, Germany, France, Slovakia, Switzerland, the Czech Republic and China and primarily sell our products across Europe, Asia and North America. We also continue to explore opportunities to expand our international operations. Our operations generally are subject to financial, political, economic and business risks in connection with our global operations, including:

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

Our ability to produce competitively priced aluminium products depends on our ability to procure competitively priced supply of aluminium in a timely manner and in sufficient quantities to meet our production needs. We have supply arrangements with a limited number of suppliers for aluminium and other raw materials. Our top 10 suppliers accounted for approximately 45% of our total purchases for the year ended December 31, 2015. Increasing aluminium demand levels have caused regional supply constraints in the industry, and further increases in demand levels could exacerbate these issues. We maintain long-term contracts for a majority of our supply requirements, and for the remainder we depend on annual and spot purchases. There can be no assurance that we will be able to renew, or obtain replacements for, any of our long-term contracts or any related arrangements when they expire on terms that are as favorable as our existing agreements or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities of this material on a timely basis, our production may be disrupted and we could be forced to purchase primary metal and other supplies from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us. As a result, an interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. In addition, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

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

The overall price of primary aluminium consists of several components: (1) the underlying base metal component, which is typically based on quoted prices from the London Metal Exchange (“LME”); (2) the regional premium, which represents an incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the U.S. or the Rotterdam premium for metal sold in Europe); and (3) the product premium, which represents a separate incremental price for receiving physical metal in a particular shape (e.g., billet, slab, rod, etc.), alloy, or purity. Each of these three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, global supply and demand of aluminium, including expectations for growth and contraction and the level of global inventories. Regional premiums tend to vary based on the supply and demand for metal in a particular region and associated warehousing and transportation costs. Product premiums generally are a function of supply and demand as well as production and raw material costs for a given primary aluminium shape and alloy combination in a particular region.

Speculative trading in aluminium has increased in recent years, contributing to higher levels of price volatility. In 2015, the LME cash price of aluminium reached a high of $1,919 per metric ton and a low of $1,424 per metric ton compared to a high of $2,114 and a low of $1,642 per metric ton in 2014. During 2014, regional premiums reached levels substantially higher than historical averages, whereas in 2015, such premiums experienced significant decreases in all regions, reverting to levels that are closer to historical averages. The Rotterdam regional premium increased from an average of 3% of the LME base price in the period from 2000 to 2009 to 26% of the LME base price in December 2014. The Midwest regional premium increased from an average of 6% of the LME base price to 27% of the LME base price during the same periods. New LME warehousing rules, which took effect in February 2015, and increasing exports from China led to an increase in the supply of aluminium entering the physical market and in turn caused regional premiums to decrease sharply between February and April 2015 to reach 11% of the LME base price for the Rotterdam regional premium and to 13% of the LME base price for the Midwest regional premium in December 2015. Sustained high aluminium prices, increases in aluminium prices, the inability to meaningfully hedge our exposure to aluminium prices, or the inability to pass through any fluctuation in regional premiums or product premiums to our customers could have a material adverse effect on our business, financial condition, and results of operations and cash flow.

If we are unable to adequately mitigate the cost of price increases of our raw materials, including aluminium, our profitability could be adversely affected.

Prices for the raw materials we require are subject to continuous volatility and may increase from time to time. Although our sales are generally made on a “margin over metal price” basis, if prices increase we may not be able to pass on the entire cost of the increases to our customers. There could also be a time lag between when changes in prices under our purchase contracts are effective and the point when we can implement corresponding changes under our sales contracts with our customers. As a result, we are exposed to fluctuations in raw materials prices, including metal, since during this time lag we may have to temporarily bear the additional cost of the price change under our purchase contracts. Further, although most of our contracts allow us to pass through metal prices to our customers, we have certain contracts that are based on fixed metal pricing where pass through is not available. Similarly, in certain contracts we have ineffective pass through mechanisms related to Midwest regional premium fluctuation. A related risk is that a sustained significant increase in raw materials prices may cause some of our customers to substitute our products with other materials. We attempt to mitigate these risks, including through hedging, but we may not be able to successfully reduce or eliminate any resulting negative impact, which could have a material adverse effect on our profitability and financial results.

Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments.

We purchase and sell LME and other forwards, futures and options contracts as part of our efforts to reduce our exposure to changes in currency exchange rates, aluminium prices and other raw materials prices. If we are unable to purchase derivative instruments to manage those risks due to the cost or availability of such instruments or other factors, or if we are not successful in passing through the costs of our risk management activities, our results of operations, cash flows and liquidity could be adversely affected. Our ability to realize the benefit of our hedging program is dependent upon many factors, including factors that are beyond our control. For example, our foreign exchange hedges are scheduled to mature on the expected payment date by the customer; therefore, if the customer fails to pay an invoice on time and does not warn us in advance, we may be unable to reschedule the maturity date of the foreign exchange hedge, which could result in an outflow of foreign currency that will not be offset until the customer makes the payment. We may realize a gain or a loss in unwinding such hedges. In addition, our metal-price hedging programs depend on our ability to match our monthly exposure to sold and purchased metal, which can be made difficult by seasonal variations in metal demand, unplanned changes in metal delivery dates by either us or by our customers and other disruptions to our inventories, including for maintenance. In 2015, we were unable to hedge all of our exposure to the increase in the Midwest regional premium component of aluminium prices, resulting in unrecovered Midwest premium charges of €22 million at Wise.

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

To the extent our hedging transactions fix prices or exchange rates, if primary aluminium prices, energy costs or foreign exchange rates are below the fixed prices or rates established by our hedging transactions, then our income and cash flows will be lower than they otherwise would have been. Similarly, if we do not adequately hedge for prices and premiums (including the Midwest regional premium) of our aluminium and other raw materials, our financial results may also be negatively impacted. Further, we do not apply hedge accounting to our forwards, futures or option contracts. As a result, unrealized gains and losses on our derivative financial instruments must be reported in our consolidated results of operations. The inclusion of such unrealized gains and losses in earnings may produce significant period over period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.

At certain times, hedging instruments may simply be unavailable or not available on terms acceptable to us. In addition, recent legislation has been adopted to increase the regulatory oversight of over-the-counter derivatives markets and derivative transactions. The companies and transactions that are subject to these regulations may change. If future regulations subject us to additional capital or margin requirements or other restrictions on our trading and commodity positions, this could have an adverse effect on our financial condition and results of operations.

Our production capacity might not be able to meet growing market demand or changing market conditions.

We may be unable to meet market demand due to production capacity constraints or operational challenges. Meeting such demand may require us to make substantial capital investments to repair, maintain, upgrade, and expand our facilities and equipment. We intend to invest to increase Wise’s current hot mill capacity and we also recently announced that we executed a Term Sheet with UACJ to expand our joint venture with UACJ to produce automotive BiW sheet in the U.S., and to establish a leadership position in the growing North American BiW market. We also intend to install a new pusher furnace at our Ravenswood, West Virginia facility and have recently invested in equipment in our European facilities. Notwithstanding these plans and investments, we may not be able to expand our production capacity quickly enough in response to changing market conditions, and there can be no assurance that our production capacity will be able to meet our obligations and the growing market demand for our products. If we are unable to adequately expand our production capacity, we may be unable to take advantage of improved market conditions and increased demand for our products. We may also experience loss of market share, operational difficulties, increased costs, penalties for late delivery, reduction in demand for our products, and our reputation with our customers may be harmed, resulting in loss of business and a negative impact on our financial performance.

We are subject to unplanned business interruptions that may materially adversely affect our business.

Our operations may be materially adversely affected by unplanned events such as explosions, fires, war or terrorism, inclement weather, accidents, equipment, information technology systems and process failures, electrical blackouts or outages, transportation interruptions and supply interruptions. Operational interruptions at one or more of our production facilities could cause substantial losses and delays in our production capacity or increase our operating costs. In addition, replacement of assets damaged by such events could be difficult or expensive, and to the extent these losses are not covered by insurance or our insurance policies have significant deductibles, our financial position, results of operations and cash flows may be materially adversely affected by such events. For example, in 2008, a stretcher at Constellium’s Ravenswood, West Virginia facility was damaged due to a defect in its hydraulic system, causing a substantial outage at that facility that had a material impact on our production volumes at this facility and on our financial results for the affected period. In September 2015, Constellium’s Neuf-Brisach plant suffered an unplanned outage at the manufacturing facility as a result of the breakdown of a scalper. The outage had an adverse impact on the earnings for the third quarter of 2015.

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

Our business is exposed to risks related to customer concentration. Our ten largest customers accounted for approximately 52% of our consolidated revenues for the year ended December 31, 2015, two of which accounted for more than 10% of our consolidated revenues over the same period. A significant downturn in the business or financial condition of our significant customers exposes us to the risk of default on contractual agreements and trade receivables, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

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

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a spot-market basis. The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our production facilities affects operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets as well as governmental regulation and imposition of further taxes on energy. Although we have secured some of our natural gas and electricity under fixed price commitments or long-term contracts with suppliers, future increases in fuel and utility prices, or disruptions in energy supply, may have an adverse effect on our financial position, results of operations and cash flows.

Regulations regarding carbon dioxide emissions, and unfavorable allocation of rights to emit carbon dioxide or other air emission-related issues, as well as other environmental laws and regulations, could have a material adverse effect on our business, financial condition and results of operations.

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

Our fabrication process is subject to regulations that may hinder our ability to manufacture our products. Some of the chemicals we use on our fabrication processes are subject to government regulation, such as REACH (“Registration, Evaluation, Authorisation, and Restriction of Chemicals”) in the EU. Under REACH, we are required to register some of our products with the European Chemicals Agency, and this process could cause significant delays or costs. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance, and we may lose customers or revenue as a result. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance. To the extent that other nations in which we operate also require chemical registration, potential delays similar to those in Europe may delay our entry into these markets. Any failure to obtain or delay in obtaining regulatory approvals for chemical products used in our facilities could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, we have undertaken and may continue to undertake growth, streamlining and productivity initiatives to improve performance. For example, we anticipate additional investments in the U.S. to increase our current hot mill capacity and build dedicated BiW finishing capacity. We cannot assure you that these initiatives will be completed or that they will have their intended benefits. Capital investments in debottlenecking or other organic growth initiatives may not produce the returns we anticipate. Even if we are able to generate new efficiencies successfully in the short- to medium-term, we may not be able to continue to reduce cost and increase productivity over the long term.

Our business requires substantial capital investments that we may be unable to fulfill. We may be unable to timely complete our expected capital investments, including in BiW, or may be unable to achieve the anticipated benefits of such investments.

Our operations are capital intensive. Our total capital expenditures were €350 million for the year ended December 31, 2015 and €199 million and €144 million for the years ended December 31, 2014 and 2013, respectively. We further anticipate remaining capital investments requirements to total approximately €1,480 million in the years ending December 31, 2016 to 2021, in the aggregate. Investments in Wise and in our Joint Venture with UACJ, after giving effect to the contemplated transaction with UACJ, including both maintenance and growth investments are expected to aggregate to approximately €345 million and €193 million respectively in the years ending December 31, 2016 to 2021. After giving effect to the transaction contemplated with UACJ, investments in our BiW Expansion program are expected to be approximately €284 million in the years ending December 31, 2016 to 2021, in the aggregate. See “Item 4. Information on the Company—B. Business Overview—Recent Developments—Expansion of Joint Venture with UACJ.”

There can be no assurance that we will be able to complete our capital investments, including our expected investments in BiW, on schedule, or that we will be able to achieve the anticipated benefits of such capital investments. In addition, we are under no legal obligation to complete the BiW Expansion program. We may at any time determine not to complete the BiW Expansion program. Additionally, we may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures (including completing our expected BiW investments), service or refinance our indebtedness or fund other liquidity needs.

If we are unable to make upgrades or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, and other competitive factors. If we are unable or determine not to complete our expected BiW investments, or such investments are delayed, we will not realize the anticipated benefits of such investments, which may adversely affect our results of operations.

Our planned joint investment with UACJ in BiW sheet in the U.S. may not be consummated, or may be consummated on terms that differ materially from those currently contemplated by the UACJ Term Sheet. We may be unable to execute on our strategy with respect to the joint venture with UACJ.

On March 10, 2016, Constellium announced that it had executed the UACJ Term Sheet with UACJ to expand the parties’ joint venture to produce automotive BiW sheet in the U.S. and establish a leadership position in the growing North American BiW market. Under the expanded joint venture, Constellium and UACJ contemplate a joint investment in two previously announced 100 kt finishing lines, which would be funded 51% by Constellium and 49% by Tri-Arrows Aluminium Holdings, a U.S. affiliate of UACJ. We currently expect the expanded joint venture, along with savings on upstream cost optimization, to reduce Constellium’s estimated capital requirement in North America to approximately $340 million through 2021 ($312 million or €284 million in the years ended December 31, 2016 to 2021), compared to the $620 million previously announced in October 2015 and $750 million announced in October 2014. See “Item 4. Information on the Company—B. Business Overview—Recent Developments—Expansion of Joint Venture with UACJ.”

Pursuant to the terms of the UACJ Term Sheet, the joint investment is subject to board approval by each party and the negotiation and execution of definitive documentation. If the board of directors of either Constellium or UACJ does not approve the joint investment contemplated by the UACJ Term Sheet, or if Constellium and UACJ do not reach agreement on and execute definitive documents in respect of the joint investment, then Constellium will not obtain the anticipated benefits of the joint investments, including the reduction in Constellium’s estimated capital requirement to fund its BiW investments in the U.S. Any definitive documents executed pursuant to the UACJ Term Sheet may have terms that differ materially from those currently contemplated.

In addition, we cannot assure you that we will be able to successfully implement the planned expansion or our business strategy with respect to our joint venture with UACJ. Any inability to execute on the expansion or our strategy with respect to the joint venture could inhibit or materially reduce our expected reduction in capital expenditures and could adversely affect our operations overall.

As part of our ongoing evaluation of our operations, we may undertake additional restructuring efforts in the future which could in some instances result in significant severance-related costs and other restructuring charges.

We recorded restructuring charges of €8 million for the year ended December 31, 2015, €12 million for the year ended December 31, 2014, and €8 million for the year ended December 31, 2013. Restructuring costs in 2015, 2014 and 2013 were primarily related to corporate and other sites restructuring operations. We may pursue additional restructuring activities in the future, which could result in significant severance-related costs, restructuring charges and related costs and expenses, including resulting labor disputes, which could materially adversely affect our profitability and cash flows.

A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships.

A deterioration in our financial position or a downgrade of our credit ratings could adversely affect our financing, limit access to the capital or credit markets or our liquidity facilities, or otherwise adversely affect the availability of other new financing on favorable terms, or at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our borrowing costs, or otherwise impair our business, financial condition and results of operations.

While the terms of our other existing financing arrangements do not require us to maintain a specific credit rating, the commitments of Hitachi Capital America Corp. (the “New Wise RPA Purchaser”) under the New Wise Receivables Purchase Agreement (the “New Wise RPA”) are conditioned on, among other things, (i) Constellium’s corporate credit rating not having been withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s, and (ii) there not having occurred a material adverse change in the business condition, operations, or performance of Wise Alloys Funding II LLC (the “New Wise RPA Seller”), Wise Alloys LLC, or Constellium Holdco II B.V. If Constellium’s corporate credit rating is withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by

Moody’s, or a material adverse change occurs in the business condition, operations or performance of the New Wise RPA Seller, Wise Alloys LLC, or the Constellium Holdco II B.V., a condition precedent to the obligation of the New Wise RPA Purchaser under the New Wise RPA to purchase receivables from the New Wise RPA Seller will not be satisfied, and all purchases under the New Wise RPA will become uncommitted. If the New Wise RPA is not extended, refinanced or replaced, Wise’s cash collections from customers will be on longer terms than currently funded through the New Wise RPA. As a result, Wise’s liquidity could meaningfully decrease, causing Wise to have insufficient liquidity to operate its business and service its indebtedness, unless another source of liquidity, which may include capital contributions from the ultimate parent Constellium N.V., is identified. See “Item 10. Additional Information—C. Material Contracts—Wise Factoring Facilities” and “Item 3. Key Information—D. Risk Factors—Wise has substantial leverage and may be unable to obtain sufficient liquidity to operate its business and service its indebtedness. Constellium may elect to make capital contributions to Wise but is under no legal obligation to do so.”

A deterioration of our financial position or a further downgrade of our credit ratings for any reason could also increase our borrowing costs and have an adverse effect on our business relationships with customers, suppliers and hedging counterparties. As discussed above, we enter into various forms of hedging arrangements against currency, interest rate or metal price fluctuations and trade metal contracts on the LME. Financial strength and credit ratings are important to the availability and pricing of these hedging and trading activities. As a result, any downgrade of our credit ratings may make it more costly for us to engage in these activities, and changes to our level of indebtedness may make it more difficult or costly for us to engage in hedging and trading activities in the future.

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

If we are unable to meet our debt service obligations, including our obligations under the May 2014 Notes, the December 2014 Notes, the Senior Secured Notes issued on March 30, 2016, and the Wise Notes, and pay our expenses, we may be forced to reduce or delay business activities and capital expenditures (including, without limitation, our expected investments in BiW), sell assets, obtain additional debt or equity capital, restructure or refinance all or a portion of our debt before maturity or take other measures. Such measures may materially adversely affect our business. If these alternative measures are unsuccessful, we could default on our obligations, which could result in the acceleration of our outstanding debt obligations and could have a material adverse effect on our business, results of operations and financial condition.

The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition.

Our indebtedness contains, and any future indebtedness we may incur would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on our ability to, among other things: (i) incur or guarantee additional debt; (ii) pay dividends and make other restricted payments and investments (including investments in and guarantees of certain indebtedness of Wise); (iii) create or incur certain liens; (iv) make certain loans, acquisitions or investments; (v) engage in sales of assets and subsidiary stock; (vi) enter into transactions with affiliates (including transactions between the Company and its subsidiaries

(other than Wise), on the one hand, and Wise, on the other, that are not at least as favorable to Wise as would be obtained in an arm’s-length transaction); (vii) transfer all or substantially all of our assets or enter into merger or consolidation transactions; and (viii) enter into sale and lease-back transactions.

In addition, the Wise ABL Facility provides that if borrowing availability thereunder drops below a threshold amount equal to the greater of (a) 10% of the aggregate commitments under the Wise ABL Facility and (b) $20 million, Wise Alloys LLC will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0, calculated on a trailing twelve month basis until such time as borrowing availability has been at least equal to the greater of $20 million and 10% of the aggregate commitments under the Wise ABL Facility for thirty consecutive days.

A failure to comply with our debt covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on our business, results of operations and financial condition. If we default under our indebtedness, we may not be able to borrow additional amounts and our lenders could elect to declare all outstanding borrowings, together with accrued and unpaid interest and fees, to be due and payable, or take other remedial actions. Our indebtedness also contains cross-default provisions, which means that if an event of default occurs under certain material indebtedness, such event of default may trigger an event of default under our other indebtedness. If our indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full and our lenders could foreclose on our pledged assets. See “Item 10. Additional Information—C. Material Contracts.”

Our existing, and any future, variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

A portion of our indebtedness is, and our future indebtedness may be, subject to variable rates of interest, exposing us to interest rate risk. See “Item 10. Additional Information—C. Material Contracts.” If interest rates increase, our debt service obligations on the variable rate indebtedness would increase, resulting in a reduction of our net income that could be significant, even though the principal amount borrowed would remain the same.

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

In addition, Wise provides benefits under a defined benefit pension plan that was frozen in 2007. Declines in interest rates or the value of pension assets or certain other changes could affect the level and timing of required contributions to the pension plan in the future. If future contributions are insufficient to fund the pension plan adequately to cover Wise’s future pension obligations, we could incur cash expenditures and costs materially higher than anticipated. Wise’s pension obligation is calculated annually and is based on several assumptions, including then prevailing conditions, which may change from year to year. In any year, if these assumptions are inaccurate, we could be required to expend greater amounts than anticipated.

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

A significant number of our employees are represented by unions or equivalent bodies or are covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Although we believe that we will be able to successfully negotiate new collective bargaining agreements when the current agreements expire, these negotiations may not prove successful, and may result in a significant increase in the cost of labor, or may break down and result in the disruption or cessation of our operations.

The loss of certain members of our management team may have a material adverse effect on our operating results.

Our success will depend, in part, on the efforts of our senior management and other key employees. These individuals possess sales, marketing, engineering, technical, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers or other key employees, our ability to operate and expand our business, improve our operations, develop new products, and, as a result, our financial condition and results of operations, may be negatively affected. Moreover, the hiring of qualified individuals is highly competitive in our industry, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees.

As a result of the Wise Acquisition, we may not be able to retain key personnel or recruit additional qualified personnel and may experience disruptions and uncertainty surrounding our relationships with existing and future customers and suppliers.

We are highly dependent on the continuing efforts of our senior management team and other key personnel. As a result of the Wise Acquisition, our current and prospective employees, including Wise employees, could experience uncertainty about their future roles and relationships with Constellium and Wise. This uncertainty may adversely affect our ability to attract and retain current and prospective key management, sales, marketing and technical personnel, and may cause disruptions in our relationships with existing and future customers and suppliers. Any failure to attract and retain key personnel, including Wise employees, or disruption in our relationships with customers and suppliers, including customers and suppliers of Wise, could have a material adverse effect on our business. We do not maintain “key person” insurance covering any member of our management team.

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

If we are unable to successfully transition to new leadership following the expected retirement of our current Chief Executive Officer, our business and operating results could be adversely affected.

Our Chief Executive Officer, Pierre Vareille, has informed the Company’s Board of Directors of his desire to retire during the course of 2016. At the request of the Company’s Board of Directors, Mr. Vareille has agreed to remain in his current role of Chief Executive Officer until a successor is appointed, and to thereafter become an advisor to the Company’s Board of Directors to facilitate this leadership transition. While the Company has identified a particular candidate, no agreement has been reached. We are working to ensure a smooth transition but we cannot assure you when we will reach an agreement with a successor, what impact, if any, the transition may have on our business, and what effect, if any, a new Chief Executive Officer may have on our business and our ability to retain our senior executives and other key personnel. The loss of the services of such senior executives or key personnel or any general instability in the composition of our senior management team could have a negative impact on our ability to execute our business and operating strategies and may adversely affect our operating results. Once we hire a new Chief Executive Officer, our financial and operational success will be dependent in large part on the new executive’s ability to gain proficiency in leading our company, implement or adapt our corporate strategies and initiatives and develop key professional relationships, including relationships with our team members, our key customers and suppliers and other business partners.

We could experience labor disputes and work stoppages that could disrupt our business and have a negative impact on our financial condition and results of operations.

From time to time, we may experience labor disputes and work stoppages at our facilities. For example, we experienced work stoppages and labor disturbances at our Ravenswood, West Virginia facility in 2012 in conjunction with the renegotiation of the collective bargaining agreement. Additionally, we experienced work stoppages and labor disturbances at our Issoire and Neuf-Brisach facilities in November 2013 and resumed normal operations in early December 2013. We also faced minor stoppages in our Issoire site in December 2015 during the yearly Collective Bargaining Agreement negotiations. Existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future. Any such stoppages or disturbances may have a negative impact on our financial condition and results of operations by limiting plant production, sales volumes, profitability and operating costs.

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

We have applied for patent protection relating to certain existing and proposed products and processes. While we generally apply for patents in those countries where we intend to make, have made, use or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved. We also cannot assure you that the patents issued as a result of our foreign patent applications will have the same scope of coverage as our United States patents. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors or other third parties will not infringe our patents, or that we will have adequate resources to enforce our patents.

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

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors or other third parties will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

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

Some of our information systems are nearing obsolescence, in that the software versions they are developed on are no longer fully supported or kept up-to-date by the original vendors. Whilst the correct day-to-day operations are not at risk, major new requirements (e.g., in legal or payroll) might require manual workarounds if the current software versions do not support those new functionalities.

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

Our operations are subject to federal, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. At December 31, 2015, we had close-down and environmental restoration costs provisions of €88 million. Future environmental regulations or more aggressive enforcement of existing regulations could impose stricter compliance requirements on us and on the industries in which we operate. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance. Additionally, evolving regulatory standards and expectations can result in increased litigation and/or increased costs. There are also no assurances that newly discovered conditions, or new or more aggressive enforcement of applicable environmental requirements, or any failure by counterparties to perform indemnification obligations, will not have a material adverse effect on our business.

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

The insurance level that we maintain may not fully cover all potential exposures.

We maintain property, casualty and workers’ compensation insurance, but such insurance does not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including, but not limited to, liabilities for breach of contract, environmental compliance or remediation. In addition, from time to time, various types of insurance for companies in our industries have not been available on commercially acceptable terms or, in some cases, have not been available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Increases in our effective tax rate, changes in income tax laws, additional income tax liabilities due to unfavorable resolution of tax audits and challenges to our tax position could have a material adverse impact on our financial results.

We operate in multiple tax jurisdictions and pay tax on our income according to the tax laws and regulations of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws and regulations in any given jurisdiction or global- and EU-based initiatives such as the Action Plan on Base Erosion and Profit Shifting (“BEPS”) of the Organization for Economic Co-operation and Development and the proposed EU anti-BEPS Directive which aim among other things to address tax avoidance by multinational companies, our ability to use net operating loss and tax credit carry forwards and other tax attributes, changes in geographical allocation of income and expense, and our judgment about the realizability of deferred tax assets. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.

In addition, due to the size and nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to positions we assert on our income tax and withholding tax returns. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws and regulations, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities and courts view certain issues. Such amounts are included in income taxes payable, other non-current liabilities or deferred income tax liabilities, as appropriate, and updated over time as more information becomes available. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect. We are currently subject to audit and review in a number of jurisdictions in which we operate, and further audits may commence in the future.

The Company is incorporated under the laws of the Netherlands and on this basis is subject to Dutch tax laws as a Dutch resident taxpayer. We believe that, because of the manner in which we conduct our business, the Company is resident solely in the Netherlands for tax purposes. However, if our tax position were successfully challenged by applicable tax authorities, or if there were changes in the tax laws, tax treaties, or the interpretation or application thereof (which could in certain circumstances have retroactive effect) or in the manner in which we conduct our business, this could materially adversely affect our financial position.

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

As a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE, including the NYSE requirements that (i) a majority of the board of directors consists of independent directors; (ii) the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Foreign private issuers are also exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to file quarterly reports on Form 10-Q and to distribute a proxy statement pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) Section 14 in connection with the solicitation of proxies for shareholder meetings.

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

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. In addition, the sale of our ordinary shares by our officers and directors in the public market, or the perception that such sales may occur, could cause the market price of our ordinary shares to decline. Prior to the completion of our IPO, we amended our memorandum and articles of association (the “Amended and Restated Articles of Association”) to provide authorization to issue up to 398,500,000 Class A ordinary shares and 1,500,000 Class B ordinary shares. A total of 105,476,899 Class A ordinary shares are outstanding as of December 31, 2015. We may issue ordinary shares or other securities from time to time as consideration for, or to finance, future acquisitions and investments or for other capital needs. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our ordinary shares. If any such acquisition or investment is significant, the number of ordinary shares or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial and may result in additional dilution to our shareholders. We may also grant registration rights covering ordinary shares or other securities that we may issue in connection with any such acquisitions and investments.

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

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court. However, under current practice, the courts of the Netherlands may be expected to render a judgment in accordance with the judgment of the relevant United States court, provided that such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction on the basis of internationally accepted grounds of jurisdictions, (ii) has not been rendered in violation of elementary principles of fair trial, (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Netherlands court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is not capable of being recognized in the Netherlands. It is uncertain whether this practice extends to default judgments as well.

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

If we were to be classified as a PFIC in any taxable year, U.S. Holders (as defined in “Item 10. Additional Information—E. Material U.S. Federal Income Tax Consequences”) generally would be subject to special tax rules that could result in materially adverse U.S. federal income tax consequences. Further, investors should assume that a “qualified electing fund” election, which, if made, could serve as an alternative to the general PFIC rules and could reduce any adverse consequences to U.S. Holders if we were to be classified as a PFIC, will not be available because we do not intend to provide U.S. Holders with the information needed to make such an election. A mark-to-market election may be available, however, if our ordinary shares are regularly traded. For more information, see “Item 10. Additional Information—E. Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Consequences” and consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, owning or disposing of our ordinary shares if we are or become classified as a PFIC.

Wise has substantial leverage and may be unable to obtain sufficient liquidity to operate its business and service its indebtedness. Constellium may elect to make capital contributions to Wise but is under no legal obligation to do so.

As of December 31, 2015, Wise had total indebtedness of €871 million, including €622 million of the Wise Senior Secured Notes ($650 million nominal amount), €145 million of the Wise Senior PIK Toggle Notes ($150 million nominal amount), and €99 million in outstanding borrowings under the Wise ABL facility.

Since Constellium acquired Wise on January 5, 2015, Wise has not generated sufficient cash flow from operations to satisfy its financial obligations and has relied on capital contributions from Constellium to compensate for its negative cash flow. For the year ended December 31, 2015, cash capital contributions from Constellium to Wise totaled €118 million. Constellium is under no legal obligation to make further capital contributions to Wise but may continue to do so to the extent permitted by the covenants under Constellium’s indebtedness.

If Constellium elects to make further investments in Wise, such investments will reduce Constellium’s cash flow available to service its indebtedness, fund working capital and capital expenditures, and for other general corporate purposes,

In addition to contributions from Constellium, Wise is also reliant on the liquidity provided by (i) the Wise ABL Facility, (ii) Wise’s receivables factoring arrangements, and (iii) trade credit provided by Wise’s commercial counterparties.

We currently expect that Wise Alloys LLC may seek to finance, at any given time, pursuant to existing and any future receivables factoring arrangements, up to $250 million of receivables that are not included in the borrowing base under the Wise ABL and cannot be financed thereunder. On March 16, 2016, Wise Alloys LLC and Wise Alloys Funding II LLC entered into the New Wise RPA with the New Wise RPA Purchaser and Greensill Capital Inc., as purchaser agent, providing for the sale of certain receivables from Wise Alloys Funding II LLC to the New Wise RPA Purchaser in an amount not to exceed $100 million in the aggregate outstanding at any time. The existing Wise RPA between Wise Alloys LLC, a Wise Alloys Funding LLC, and HSBC Bank USA, National Association does not provide for further sales of receivables after March 23, 2016. The New Wise RPA contains customary covenants and termination events. See “Item 10. Additional Information—C. Material Contracts—Wise Factoring Facilities.” If the New Wise RPA terminates or otherwise becomes unavailable, and is not extended, refinanced, or replaced, Wise’s cash collections from customers will be on longer terms than currently funded through the Wise RPA and the New Wise RPA. As a result, Wise’s liquidity could meaningfully decrease. See “Item 3. Key Information—D. Risk Factors—A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships.”

A deterioration of Wise’s financial position for any reason could also have an adverse effect on Wise’s business relationships with suppliers. If Wise is unable to obtain trade credit, or the terms of such trade credit become less favorable to Wise, Wise’s liquidity could meaningfully decrease.

If Wise’s liquidity decreases for any of the reasons set forth herein or otherwise, Wise may have insufficient liquidity to operate its business and service its indebtedness, unless another source of liquidity, which may include capital contributions from Constellium, is obtained. The Constellium Notes (as defined herein) include certain cross-default provisions that could be triggered by certain defaults under indebtedness or bankruptcy events of Wise.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indentures and agreements governing our existing indebtedness do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

Our level of indebtedness could limit cash flow available for our operations and capital expenditures and could adversely affect our ability to service our debt or obtain additional financing, if necessary.

We have now and will continue to have a significant amount of indebtedness. As of December 31, 2015, we would have had, after giving effect to the Senior Secured Notes issued on March 30, 2016, total indebtedness of €2,614 million (of which €381 million would have consisted of the principal amount of the Senior Secured Notes issued on March 30, 2016, net of €9 million of issuance costs, €1,281 million of May 2014 Notes and December 2014 Notes, €871 million of debt of Wise and its direct or indirect subsidiaries, and the balance would have consisted of debt under the Ravenswood ABL Facility and other debt). Our level of indebtedness could adversely affect our operations. Among other things, our substantial indebtedness could:

•	limit our ability to obtain additional financing for working capital, capital expenditures, research and development efforts, acquisitions and general corporate purposes;

•	make it more difficult for us to satisfy leverage and fixed charge coverage ratios required for us to incur additional indebtedness under our existing indebtedness;

•	make it more difficult for us to satisfy our financial obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we compete; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, the agreements governing our existing indebtedness contain financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

In addition, we have substantial pension and other post-employment benefit obligations, resulting in net liabilities of €701 million as of December 31, 2015.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. Although there can be no assurances, we believe that the cash provided by our operations will be sufficient to provide for our cash requirements for the foreseeable future. However, our ability to satisfy our obligations will depend on our future operating performance and financial results, which will be subject, in part, to factors beyond our control, including interest rates and general economic, financial and business conditions. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we are unable to generate sufficient cash flow to service our debt, we may be required to:

•	refinance all or a portion of our debt;

•	obtain additional financing;

•	sell some of our assets or operations;

•	reduce or delay capital expenditures and acquisitions;

•	reduce or delay our research and development efforts; or

•	revise or delay our strategic plans.

If we are required to take any of these actions, it could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that we would be able to take any of these actions, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt instruments.

We may fail to achieve the expected benefits of the Wise Acquisition, and Wise may not have the value we anticipated prior to the consummation of the Wise Acquisition.

Since the closing of the Wise Acquisition on January 5, 2015, we have been unable to achieve the strategic, operational, financial and other benefits originally contemplated with respect to the Wise Acquisition to the full extent expected or in a timely manner, and we may not be able to achieve such benefits in the future. Constellium has recorded an impairment charge of €400 million in the fourth quarter of 2015 against the carrying value of the Wise assets. This charge, which has no impact on cash flows, reflects management’s view of the future expected performance of Wise in light of the market conditions and competitive challenges faced by Wise in its can business. We may fail to achieve the expected benefits of the Wise Acquisition and incur additional impairment.

In connection with the Wise Acquisition, we currently expect to recognize approximately $25-30 million in annual run-rate cost synergies by the end of the third year following the closing of the Wise Acquisition (which we expect to be phased in over such three-year period). However, there can be no assurance that we will realize the anticipated synergies on the currently expected timeline or at all. In addition, we could incur greater than expected one-time costs in order to achieve these synergies, in which case the net benefit to us would be less than we currently anticipate.

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

Constellium Holdco B.V. (formerly known as Omega Holdco B.V.) was incorporated as a Dutch private limited liability company on May 14, 2010. Constellium Holdco B.V. was formed to serve as the holding company for various entities comprising the EAP Business, which Constellium acquired from affiliates of Rio

Tinto on January 4, 2011 (the “Acquisition”). On May 21, 2013, Constellium Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium N.V. Any references to Dutch law and the Amended and Restated Articles of Association are references to Dutch law and the articles of association of the Company as applicable following the conversion. On May 29, 2013, we completed our initial public offering.

The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands, and our telephone number is +31 20 654 97 80. The address for our agent for service of process in the United States is Corporation Service Company, 80 State Street, Albany, NY 12207-2543, and its telephone number is (518) 433-4740.

B.	Business Overview

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace, and automotive end-markets. We have a strategic footprint of manufacturing facilities located in the United States, Europe and China. Our business model is to add value by converting aluminium into semi-fabricated products. We believe we are the supplier of choice to numerous blue-chip customers for many value-added products with performance-critical applications. Our product portfolio commands higher margins as compared to less differentiated, more commoditized fabricated aluminium products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

As of December 31, 2015, we operated 22 production facilities, 9 administrative and commercial sites, and one R&D center. We are building one new facility in our joint venture with UACJ Corporation in Bowling Green, USA and one new facility in Bartow County, USA, in response to growing demand for automotive in North America. We have approximately 11,000 employees. We believe our portfolio of flexible and integrated facilities is among the most technologically advanced in the industry. It is our view that our established presence in the United States and Europe and our presence in China strategically position us to service our global customer base. We believe our well-invested facilities combined with more than 50 years of manufacturing experience, quality and innovation and preeminent R&D capabilities have put us in a leadership position in our core markets.

We seek to sell to end-markets that have attractive characteristics for aluminium, including (i) higher margin products, (ii) stability through economic cycles, and (iii) favorable growth fundamentals supported by substitution trends in European can sheet and automotive customers as well as order backlogs in aerospace. As of 2015, we are a leading European and North American supplier of can body stock, the leading global supplier of aluminium aerospace plates, and believe that we are the second largest provider of aluminium auto crash management systems globally. Our unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our customer base includes market leading firms in packaging, aerospace, and automotive, such as Rexam PLC (“Rexam”), Anheuser-Busch InBev (“AB InBev”), Ball Corporation, Crown Holdings, Inc., Airbus, Boeing, and several premium automotive original equipment manufacturers (“OEMs”), including BMW AG, Daimler AG and Ford Motor Company (“Ford”). Excluding Wise, the customer base of which has undergone a strategic shift since 2010 and now includes AB InBev and Coke, the average length of our customer relationships with our most significant customers averages 25 years, and in some cases goes back as far as 40 years, particularly with our packaging and aerospace customers. Generally, we have 3 to 5 year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and 6 to 7 year terms in our “life of a car platform/car model” contracts with our automotive customers. We believe that we are a “mission critical” supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers. We believe that this integrated collaboration with our customers for high value-added products reduces substitution risk and creates a competitive advantage.

There are several ways in which our business model is designed to produce stable and consistent cash flows and profitability. For example, our pricing model allows us to pass through risks related to the volatility of commodity metal prices by charging customers London Metal Exchange (“LME”) aluminium prices plus a conversion premium. We endeavor to continue to minimize our exposure to commodity metal price volatility primarily by (i) passing through aluminium price risk to customers, whereby customers pay the same metal price we receive from our suppliers, (ii) using financial derivatives, (iii) utilizing metal owned by the customer (tolling) and (iv) aligning the price and quantity of physical aluminium purchases and sales. In addition, in 2015 we have actively re-negotiated customer contracts at Wise, in order to mitigate the risk from Midwest premium volatility, whereby customers now pay the same Midwest premium price as we pay to our suppliers.

Our business also features relatively countercyclical cash flows. During an economic downturn, lower demand causes our sales volumes to decrease, which results in a corresponding reduction in our working capital requirements and a positive impact on our operating cash flows. We believe this helps to drive robust free cash flow across cycles and provides significant downside protection for our liquidity position in the event of a downturn.

For the years ended December 31, 2015, 2014 and 2013, we shipped approximately 1,478kt, 1,062kt and 1,025kt of finished products, generated revenues of €5,153 million, €3,666 million and €3,495 million, generated net loss of €552 million, net income of €54 million and €100 million, and generated Adjusted EBITDA of €343 million, €275 million and €280 million, respectively. The financial performance for the year ended December 31, 2015 represented a 39% increase in shipments, a 41% increase in revenues and a 25% increase in Adjusted EBITDA from the prior year. Please see the reconciliation of Adjusted EBITDA in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Our objective is to expand our leading position as a supplier of high value-added, technologically advanced products in which we believe that we have a competitive advantage through the following business strategies:

•	Continue to target investment in high-return opportunities in our core markets (packaging, aerospace, automotive), with the goal of driving growth and profitability.

•	Focus on higher margin, technologically advanced products that facilitate long-term relationships as a “mission critical” supplier to our customers.

•	Continue to differentiate our products, with the goal of maintaining our leading market positions and remaining a supplier of choice to our customers.

•	Build a global footprint with a focus on expansion and work to gain scale through acquisitions in Europe, the United States and Asia.

•	Establish best-in-class operations through Lean manufacturing.

Recent Developments

Issuance of Senior Secured Notes

On March 30, 2016, Constellium completed a private offering of $425 million in aggregate principal amount of 7.875% Senior Secured Notes due 2021 (the “Senior Secured Notes”, and together with the May 2014 Notes and the December 2014 Notes, the “Constellium Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee and collateral agent. The Company invested €100 million of the net proceeds in Wise. We used and expect to continue to use the remaining net proceeds from the Constellium Notes for general corporate purposes, including to put additional cash on our balance sheet. See “Item 10. Additional Information—C. Material Contracts—March 2016 Senior Secured Notes.”

New Wise Receivables Purchase Agreement

On March 16, 2016, the New Wise RPA Seller and Wise Alloys LLC (“Wise Alloys”), as servicer, entered into a Receivables Purchase Agreement with the New Wise RPA Purchaser and Greensill Capital Inc., as

purchaser agent, providing for the sale of certain receivables from the New Wise RPA Seller to the New Wise RPA Purchaser in an amount not to exceed $100 million in the aggregate outstanding at any time. Receivables under the New Wise RPA will be sold at a discount based on a rate equal to a LIBOR rate plus 2.00-2.50% (based on the credit rating of the account debtor) per annum. No additional sales of receivables will occur under the existing Receivables Purchase Agreement between Wise Alloys, Wise Alloys Funding LLC, and HSBC Bank USA, National Association. See “Item 10. Additional Information—C. Material Contracts—Wise Factoring Facilities.”

Expansion of Joint Venture with UACJ

On March 10, 2016, Constellium announced that it had executed a term sheet (the “UACJ Term Sheet”) with UACJ to expand the parties’ joint venture to produce automotive BiW sheet in the U.S and establish a leadership position in the growing North American BiW market. Under the expanded joint venture, Constellium and UACJ contemplate a joint investment in two previously announced 100 kt finishing lines, which would be funded 51% by Constellium and 49% by Tri-Arrows Aluminium Holdings, a U.S. affiliate of UACJ. We currently expect the expanded joint venture, along with savings on upstream cost optimization to reduce Constellium’s estimated investment needs in North America to approximately $340 million through 2021 ($312 million or €284 million in the years ended December 31, 2016 to 2021), compared to the $620 million previously announced in October 2015 and $750 million announced in October 2014.

Constellium currently expects the expanded joint venture to result in significant benefits, helping us to become a leading player in the North American BiW market, and combining both parties’ strengths in technology, know-how and customer relationships.

Pursuant to the terms of the UACJ Term Sheet, the joint investment is subject to board approval by each party and the negotiation and execution of definitive documentation. See “Item 3. Key Information—D. Risk Factors—Our planned joint investment with UACJ in BiW sheet in the U.S. may not be consummated, or may be consummated on terms that differ materially from those currently contemplated and we may be unable to execute on our strategy with respect to the joint venture with UACJ.”

Impairment

Constellium has recorded an impairment charge of €400 million in the fourth quarter of 2015 against the carrying value of the Wise assets. This charge, which has no impact on cash flows, reflects management’s view of the future expected performance of Wise in light of the challenges the can/ packaging business experienced in 2015. This impairment charge is reflected in our consolidated financial statements included elsewhere in this Annual Report. See “Item 5. Operating and Financial Review and Prospects.”

New Manufacturing Facility

In November 2015, we announced the building of a new manufacturing facility in Bartow County, Georgia, United States, in response to growing demand for automotive structures in North America. This project represents approximately a $20 million investment and an additional expected $12 million investment by a third-party developer, for a total project value of approximately $32 million. Construction of the plant is expected to begin in early 2016 with start of production anticipated in 2017. We expect to create approximately 150 high-tech manufacturing jobs at this location by 2019. The planned 130,000 square foot greenfield facility may be expanded up to 208,000 square feet to adapt to customers’ supply needs in the future.

CEO to retire in 2016

Pierre Vareille, our Chief Executive Officer, has informed the Board of his desire to retire during the course of 2016. The Company is working to ensure a smooth transition, which may occur this summer. At the Board’s request, Mr. Vareille has agreed to remain in his current role until his successor is appointed, and to thereafter become an advisor to the Board to facilitate the transition. The Company is in discussions with a particular candidate, but no agreement has been finalized at this time. The Company currently expects to provide an update on the transition plan by early May 2016.

Table: Overview of Operating Segments (as of December 31, 2015)

	Packaging & Automotive Rolled Products	Aerospace & Transportation	Automotive Structures & Industry
Commercial and Manufacturing Sites	• 4 (France, Germany, Switzerland, United States)	• 12 (France, United States, Switzerland, Italy, China, Japan, South Korea, Singapore)	• 14 (France, Germany, Switzerland, Czech Republic, Slovakia, United States, China)

Employees (as of December 31, 2015)	• 3,192	• 3,689	• 3,147

Key products	• Can Body Stock • Can End Stock • Closure Stock • Auto Body Sheet • Heat Exchangers • Specialty reflective sheet (Bright)	• Aerospace plates and sheets • Aerospace wingskins • Plates for general engineering • Sheets for transportation applications	• Extruded products including: • Soft alloys • Hard alloys • Large profiles • Automotive structures

Key customers	• Packaging: Rexam, AB InBev, Can-Pack, Ball, Crown, Amcor, Ardagh Group, Coke • Automotive: Daimler AG, Audi, Volkswagen, Valeo, Peugeot S.A.	• Aerospace: Airbus, Boeing, Bombardier, Dassault, Embraer • Transportation, Industry and Defense: Ryerson, ThyssenKrupp, FreightCar America, Amari	• Automotive: Audi, BMW AG, Daimler AG, Porsche, General Motors, Ford, Benteler, Peugeot S.A., Chrysler, Fiat, JLR • Rail: Stadler, CAF

Key facilities	• Neuf-Brisach (FR) • Singen (DE) • Muscle Shoals (USA)	• Ravenswood (USA) • Issoire (FR) • Sierre (CH)	• Děčín (CZ) • Gottmadingen (DE) • Van Buren (USA)

Our Operating Segments

Our business is organized into three operating segments: (i) Packaging & Automotive Rolled Products, (ii) Aerospace & Transportation, and (iii) Automotive Structures & Industry.

Operating Segment	Products	Description
Packaging & Automotive Rolled Products	Rolled Products	Includes the production of rolled aluminium products in our European and North American facilities. We supply the packaging market with can stock and closure stock for the beverage and food industry, as well as foil stock for the flexible packaging market. In addition, we supply products for a number of technically sophisticated applications such as automotive sheet, heat exchangers, and sheet and coils for the building and construction markets.

Aerospace & Transportation	Rolled Products	Includes the production of rolled aluminium products for the aerospace market, as well as rolled products for transport, industry and defense end-uses. We produce aluminium plate, sheet and fabricated products in our European and North American facilities. Substantially all of these aluminium products are manufactured to specific customer requirements using direct-chill ingot cast technologies that allow us to use and offer a variety of alloys and products.

Automotive Structures & Industry	Extrusions and Structures	Includes the production of hard and soft aluminium alloy extruded profiles in Germany, France, Switzerland, the Czech Republic and Slovakia. Our extruded products are targeted at high demand end-uses in the automotive, engineering, building and construction and other transportation markets (rail and shipbuilding). In addition, we fabricate highly advanced crash-management systems in Germany, the United States and China.

The following charts present our revenues by operating segment and geography for the year ended December 31, 2015:

1	Revenue by geographic zone is based on the destination of the shipment.

Packaging & Automotive Rolled Products Operating Segment

In our Packaging & Automotive Rolled Products operating segment, we produce and develop customized aluminium sheet and coil solutions. Approximately 85% of operating segment volume for the year ended December 31, 2015 was in packaging rolled products, which primarily include beverage and food can stock as well as closure stock and foil stock. Fifteen percent of operating segment volume for that period was in automotive and specialty and other thin-rolled products, which include technologically advanced products for the automotive and industrial sectors. Our Packaging & Automotive Rolled Products operating segment accounted for approximately 53% of revenues and 53%(1) of Adjusted EBITDA for the year ended December 31, 2015.

As of December 2015, we are a leading European and North American supplier of can body stock and the leading worldwide supplier of closure stock. We are also a major European player in automotive rolled products for Auto Body Sheet (the structural framework of a car), and heat exchangers. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive firms and global industrial companies. Our customer base includes Rexam, AB InBev, Audi AG, Daimler AG, Peugeot S.A., Ball Corporation, Can-Pack S.A., Crown Holdings, Inc., Alanod GmbH & Co. KG, Ardagh Group S.A., Amcor Ltd. and ThyssenKrupp AG. Our packaging contracts have usually a duration of three to five years. Our automotive contracts are usually valid for the lifetime of a model, which is typically six to seven years.

We have two integrated rolling operations located in Europe’s industrial heartland and one integrated rolling operation in Muscle Shoals, Alabama, following our acquisition of Wise Metals. Neuf-Brisach, our facility on the border of France and Germany, is, in our view, a uniquely integrated aluminium rolling and finishing facility. Singen, located in Germany, is specialized in high-margin niche applications and has an integrated hot/cold rolling line and high-grade cold mills with special surfaces capabilities that facilitate unique metallurgy and lower production costs. We believe Singen has enhanced our reputation in many product areas, most notably in the area of functional high-gloss surfaces for the automotive, lighting, solar and cosmetic industries, other decorative applications, closure stock, paintstock and foilstock. Muscle Shoals is a highly focused factory mostly dedicated to can stock. After investment, the plant is expected to be capable of producing high-quality Body-in-White sheet.

Our Packaging & Automotive Rolled Products operating segment has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability. According to CRU International Limited (“CRU”), during the 2008-2009 economic crisis, can stock volumes decreased by 10% in 2009 versus 2007 levels as compared to a 24% decline for flat rolled aluminium products volumes in aggregate during the same period in Europe. This demonstrates that demand for beverage cans tends to be less correlated with general economic cycles. In addition, we believe European can body stock has an attractive long-term growth outlook due to the following trends: (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) increasing use of aluminium in can body stock in the European market, at the expense of steel, and (iv) increasing consumption in Eastern Europe linked to purchasing power growth. The U.S. can body stock market on the other hand has seen gradual declines in volumes over the last ten years, mostly due to the decline in carbonated soft drinks consumption. Analysts expect however that the growth in Aluminium Auto Body Sheet will change the dynamic in the market, with capacity being shifted from can body stock to Auto Body Sheet. As a result, CRU expects that by the latter part of this decade, can stock conversion fees could increase, and even a step change upward may be possible.

(1)	The difference between the sum of Adjusted EBITDA for our three segments and the Group Adjusted EBITDA, is attributable to amounts for Holdings and Corporate.

The following table summarizes our volume, revenues and Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2015	2014	2013
Packaging & Automotive Rolled Products:
Segment Revenues	2,742	1,568	1,472
Segment Shipments (kt)	1,035	620	595
Segment Revenues (€/ton)	2,649	2,529	2,474
Segment Adjusted EBITDA(1)	183	118	105
Segment Adjusted EBITDA(€/ton)	176	190	176
Segment Adjusted EBITDA margin	7%	8%	7%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Aerospace & Transportation Operating Segment

Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminium and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and precision casting products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. The Aerospace & Transportation operating segment accounted for approximately 26% of our revenues and 30%(2) of Adjusted EBITDA for the year ended December 31, 2015.

In 2015, seven of our manufacturing facilities produce products that were sold via our Aerospace & Transportation operating segment. Our aerospace plate manufacturing facilities in Ravenswood (West Virginia, United States), Issoire (France) and Sierre (Switzerland) offer the full spectrum of plate required by the aerospace industries (alloys, temper, dimensions, pre-machined) and have unique capabilities such as producing some wide and very high gauge plates required for some aerospace programs (civil and commercial).

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

Aerospace products are typically subject to long development and supply lead times and the majority of our contracts with our largest aerospace customers have a term of five years or longer, which provides excellent volume and profitability visibility. In addition, demand for our aerospace products typically correlates directly with aircraft backlogs and build rates. As of December 2015, the backlog reported by Airbus and Boeing for commercial aircraft reached 12,582 units on a combined basis, representing approximately 8 to 9 years of production at current build rates.

(2)	The difference between the sum of Adjusted EBITDA for our three segments and the Group Adjusted EBITDA, is attributable to amounts for Holdings and Corporate.

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

The following table summarizes our volume, revenues and Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2015	2014	2013
Aerospace & Transportation:
Segment Revenues	1,348	1,192	1,197
Segment Shipments (kt)	231	238	244
Segment Revenues (€/ton)	5,835	5,008	4,906
Segment Adjusted EBITDA(1)	103	91	120
Segment Adjusted EBITDA(€/ton)	445	380	491
Segment Adjusted EBITDA margin	8%	8%	10%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Automotive Structures & Industry Operating Segment

Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems (CMS), side impact beams, body structures and cockpit carriers and (ii) soft and hard alloy extrusions and large profiles for automotive, rail, road, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry operating segment accounted for approximately 20% of revenues and 23%(3) of Adjusted EBITDA for the year ended December 31, 2015.

We believe that we are the second largest provider of aluminium auto crash management systems globally and the leading supplier of hard alloys and large structural profiles for rail, industrial and other transportation markets in Europe. We manufacture automotive structures products for some of the largest European and North American car manufacturers supplying a global market, including Daimler AG, BMW AG, Audi, Chrysler Group LLC and Ford. We also have a strong presence in soft alloys in France and Germany, with customized solutions for a diversity of end-markets. We recently successfully expanded our Constellium Automotive USA, LLC plant, located in Michigan, which is producing highly innovative crash-management systems for the automotive market. We are also operating a joint venture, Engley Automotive Structures Co., Ltd., which is currently producing aluminium crash-management systems in China.

(3)	The difference between the sum of Adjusted EBITDA for our three segments and the Group Adjusted EBITDA, is attributable to amounts for Holdings and Corporate.

In November 2015, we announced to build a new manufacturing facility in Bartow County, Georgia, in response to growing demand for automotive structures in North America. Construction of the plant will begin in early 2016 with start of production anticipated in 2017. We expect to create approximately 150 high-tech manufacturing jobs at this location by 2019. The planned 84,000 square foot greenfield facility may be expanded up to 220,000 square feet to adapt to customers’ supply needs in the future.

During 2015, we continued the product offering of the new aluminium high-strength (CMS) technology designed for the front and the rear of a vehicle for enhanced structural protection in the event of a collision. Our innovative technology enables the production of aluminium CMS that are 15 percent lighter or 10 percent stronger than the current aluminium CMS on the market. The new-generation CMS combine the properties of the 6xxx aluminium alloy family—formability, corrosion resistance, energy absorption, recyclability—with high-strength mechanical performance.

Fourteen of our manufacturing and engineering facilities, located in Germany, the United States, the Czech Republic, Slovakia, France, Switzerland and China, produce products sold in our Automotive Structures & Industry operating segment. We believe our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic both provide security of metal supply and contribute to our recycling efforts.

The following table summarizes our volume, revenues and Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2015	2014	2013
Automotive Structures & Industry:
Segment Revenues	1,034	875	805
Segment Shipments (kt)	212	208	191
Segment Revenues (€/ton)	4,877	4,207	4,215
Segment Adjusted EBITDA(1)	80	73	58
Segment Adjusted EBITDA(€/ton)	380	351	311
Segment Adjusted EBITDA margin	8%	8%	7%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

For information on the seasonality of our business, see “Item 5. Operating and Financial Review and Prospects—A. Key Factors Influencing Constellium’s Financial Conditions and Results of Operations—Seasonality.”

Our Industry

Aluminium Sector Value Chain

The global aluminium industry consists of (i) mining companies that produce bauxite, the ore from which aluminium is ultimately derived, (ii) primary aluminium producers that refine bauxite into alumina and smelt alumina into aluminium, (iii) aluminium semi-fabricated products manufacturers, including aluminium casters, extruders and rollers, and (iv) integrated companies that are present across multiple stages of the aluminium production chain.

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

Independent aluminium rolled products producers and integrated aluminium companies alike participate in this market. Our rolling process consists of passing aluminium through a hot-rolling mill and then transferring it to a cold-rolling mill, which can gradually reduce the thickness of the metal down to more than 6 mm for plates and to approximately 0.2-6 mm for sheet. We do not produce aluminium foil.

There are two main sources of input metal for aluminium rolled or extruded products:

•	Primary aluminium, which is primarily in the form of standard ingot.

•	Recycled aluminium, which comes either from scrap from fabrication processes, known as recycled process material, or from recycled end products in their end of life phase, such as beverage cans.

Whether primary or recycled, the aluminium is then cast into shapes such as:

•	Sheet ingot or rolling slab.

•	Extrusion billets.

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

Recycled aluminium is also an important source of input material and is tied to the LME pricing (typically sold at discounts of up to 20%). Aluminium is indefinitely recyclable and recycling it requires only approximately 5% of the energy required to produce primary aluminium. As a result, in regions where aluminium is widely used, manufacturers and customers are active in setting up collection processes in which used beverage cans and other end-of-life aluminium products are collected for remelting at purpose-built plants. Manufacturers may also enter into agreements with customers who return recycled process material and pay to have it re-melted and rolled into the same product again.

The following charts illustrate expected global demand for aluminium extruded and rolled products. The expected growth between 2015 and 2020 for the extruded products market and the flat rolled products market is 2.5% and 4.2%, respectively.

Projected Aluminium Products Demand 2015-2020 (in thousand tons)

The aluminium rolled products industry is characterized by economies of scale, as significant capital investments are required to achieve and maintain technological capabilities and demanding customer qualification standards. The service and efficiency demands of large customers have encouraged consolidation among suppliers of aluminium rolled products.

The supply of aluminium rolled products has historically been affected by production capacity, alternative technology substitution and trade flows between regions. The demand for aluminium rolled products has historically been affected by economic growth, substitution trends, down-gauging, cyclicality and seasonality.

Aluminium Extrusions Overview

Aluminium extrusion is a technique used to transform aluminium billets into objects with a defined cross-sectional profile for a wide range of uses. In the extrusion process, heated aluminium is forced through a die. Extrusions can be manufactured in many sizes and in almost any shape for which a die can be created. The extrusion process makes the most of aluminium’s unique combination of physical characteristics. Its malleability allows it to be easily machined and cast, and yet aluminium is one-third the density and stiffness of steel so the resulting products offer strength and stability, particularly when alloyed with other metals.

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

Our Key End-markets

We have a significant presence in the can sheet and packaging end-markets, which have proved to be relatively stable and recession-resilient and the aerospace end-market, which is driven by global demand trends rather than regional trends. Our automotive products are predominantly used in premium models manufactured by the German OEMs, which are not as dependent on the European economy and continue to benefit from rising demand in developing economies, particularly China. For example, CRU International Limited reports that the consumption of automotive body sheet between 2015 and 2024 will have a growth of 19% per annum in North America, 31% per annum in China and 13% per annum in Western Europe.

Rigid Packaging

Aluminium beverage cans represented approximately 17% of the total European aluminium flat rolled demand by volume in 2015 and 36% of total U.S. and Canada aluminium flat rolled demand. Aluminium is a preferred material for beverage packaging as it allows drinks to chill faster, can be stacked for transportation and storage more densely than competing formats (such as glass bottles), is highly formable for unique or differentiated branding, and offers the environmental advantage of easy, cost- and energy-efficient recycling. As a result of these benefits, aluminium is displacing glass as the preferred packaging material in certain markets, such as beer. In Europe, aluminium is replacing steel as the standard for beverage cans. Between 2001 and 2015, we believe that aluminium’s penetration of the European can stock market versus tinplate increased from 58% to 83%. In the U.S., we believe aluminium’s penetration has been at 100% for many years. In addition, we are benefitting from increased consumption in Eastern Europe and Mexico and growth in high margin products such as the specialty cans used for energy drinks.

In addition to expected growth, demand for can sheet has been highly resilient across economic cycles. Between 2007 and 2009, during the economic crisis, European can body stock volumes decreased by less than 9% as compared to a 24% decline for total European flat rolled products volumes.

According to CRU, the aluminium demand for the can stock market globally is expected to grow by 3% per year between 2015 and 2020.

Aerospace

Demand for aerospace plates is primarily driven by the build rate of aircrafts, which we believe will be supported for the foreseeable future by (i) necessary replacement of aging fleets by airline operators, particularly in the United States and Western Europe, (ii) increasing global passenger air traffic (CRU estimates that the aerospace consumption for the aerospace market will grow at a compound annual growth rate (“CAGR”) of approximately 3%(4) from 2015 to 2020) and (iii) “light-weighting” (the substitution for lighter metals) to improve fuel efficiency and address increasingly rigorous environmental requirements. In 2015, Boeing and Airbus predicted respectively approximately 38,000 and 32,600 new aircraft over the next 20 years across all categories of large commercial aircraft. Boeing estimates that between 2014 and 2034, 38% of sales of new airplanes will be to Asia Pacific, 19% to Europe and 21% to North America. In early 2015, both Boeing and Airbus announced they will increase their single aisle build rates from a current 42 aircraft per month to nearly 50 to 60 monthly units by 2018.

(4)	Calculated based on North America and Western Europe aerospace markets.

Automotive

We supply the automotive sector with flat rolled products out of our Packaging & Automotive Rolled Products operating segment and extrusions and automotive structures out of our Automotive Structures & Industry operating segment.

In our view, the main drivers of automotive sales are overall economic growth, credit availability, consumer prices and consumer confidence. According to I.H.S., global light vehicle production is expected to grow from 89 million units in 2015 to 108 million units in 2023.

Within the automotive sector, the demand for aluminium has been increasing faster than the underlying demand for light vehicles due to recent growth in the use of aluminium products in automotive applications. We believe a main reason for this is aluminium’s high strength-to-weight ratio in comparison to steel. This light-weighting facilitates better fuel economy and improved emissions performance. As a result, manufacturers are seeking additional applications where aluminium can be used in place of steel and an increased number of cars are being manufactured with aluminium panels and crash management systems. We believe that this trend will continue as increasingly stringent EU and U.S. regulations relating to reductions in carbon emissions, will force the automotive industry to increase its use of aluminium to “lightweight” vehicles. European Union legislation sets mandatory emission reduction targets for new cars. The EU fleet average target of 130g/km in 2015 was phased in between 2012 and 2015. From 2015 onwards, all newly registered cars must comply with the limit value curve. A shorter phase in period will apply to the target of 95g/km: 95% of each manufacturer’s new cars will have to comply with the limit value curve in 2020, increasing to 100% in 2021. We expect that EU and U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as relatively fluctuating fuel prices, will continue to drive aluminium demand in the automotive industry. Whereas growth in aluminium use in vehicles has historically been driven by increased use of aluminium castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs.

We believe that Constellium is one of only a limited number of companies that is able to produce the quality and quantity required by car manufacturers for both flat rolled products and automotive structures, and that we are therefore well positioned to take advantage of these market trends.

Our R&D-focused approach led to the development of a number of innovative automotive product solutions; for example, Constellium worked with Mercedes-Benz to develop an all-aluminium crash management system that reduced the system’s weight by 50%. In 2015, Constellium provided Ford Motor Co. with aluminium structural parts for the all-new Ford F-150 pickup truck that extensively uses high-strength, military-grade, aluminium alloy as a build material. In addition, increasing demand for European luxury cars in emerging markets, particularly in China, and increasing demand of aluminium solutions for OEMs high volume series cars are expected to enhance the long-term growth prospects for our automotive products given our strong established relationships with the major car manufacturers.

According to the CRU, the aluminium consumption for the Auto Body market is expected to grow by 21% between 2015 and 2020.1

1	Calculated based on NA Auto Body and Europe Auto Body.

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

The price of the aluminium that we buy comprises other premiums (or in some cases discounts) on top of the LME price. These premiums relate to specific features of the metal being purchased, such as its location, purity, shape, etc.

The price of these premiums has been historically relatively stable. However, between 2012 and 2014, the price of the geographical premiums (“ECDU” or “ECDP” in Europe, “Midwest” in North America) has risen by more than 100%, before collapsing to initial levels. While we have always aimed at charging these premiums to our customers, the unexpected dramatic increase in the volatility has not fully been passed-through to our customers, and in the absence of a liquid and standardized market dedicated to premiums similar to what the LME is for the “LME price”, the use of financial instruments (OTC derivatives) has been limited and could not cover the overall need created by the commercial exposure.

Where possible, we have changed sales and purchases contracts to align premium formulas and mitigate premium exposure. We seek to apply the same policy and methods to minimize the impact of geographical premiums price fluctuations as we do for the LME aluminium price variations.

Sales and Marketing

Our sales force is based in Europe (France, Germany, Czech Republic, United Kingdom, Switzerland and Italy), the United States and Asia (Tokyo, Shanghai, Seoul, and Singapore). We serve our customers either directly or through distributors.

Raw Materials and Supplies

Our primary metal supply is secured through long-term contracts with several upstream companies. In addition, approximately 75% of our slab demand is produced in our casthouses. All of our top 10 suppliers have been long-standing suppliers to our plants (in many cases for more than 10 years) and in aggregate accounted for approximately 45% of our total purchases for the year ended December 31, 2015. We typically enter into multi-year contracts with these metal suppliers pursuant to which we purchase various types of metal, including:

•	Primary metal from smelters or metal traders in the form of ingots, rolling slabs or extrusion billets.

•	Remelted metal in the form of rolling slabs or extrusion billets from external casthouses, as an addition to our own casthouses.

•	Production scrap from customers and scrap traders.

•	End-of-life scrap (e.g., used beverage cans) from customers, collectors and scrap traders.

•	Specific alloying elements and primary ingots from producers and metal traders.

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

Our Customers

Our customer base includes some of the largest leading manufacturers in the packaging. aerospace, and automotive end-markets. We have a relatively diverse customer base with our 10 largest customers representing approximately 52% of our revenues and approximately 58% of our volumes for the year ended December 31, 2015. Excluding Wise, the customer base of which has undergone a strategic shift since 2010 and now includes AB InBev and Coke, the average length of our customer relationships with our most significant customers averages 25 years, and in some cases goes back as far as 40 years, particularly with our packaging and aerospace customers. Generally, we have 3 to 5 year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and 6 to 7 year terms in our “life of a car platform/car model” contracts with our automotive customers.

Most of our major packaging, aerospace and automotive customers have multi-year contracts with us (i.e., contracts with terms of three to five years). We estimate that approximately 67% of our volumes for 2015 were generated under multi-year contracts, more than 65% were governed by contracts valid until 2016 and more than 56% were governed by contracts valid until 2017 or later. In addition, more than 51% of our packaging volumes are contracted through 2018. This provides us with significant visibility into our future volumes and earnings.

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

Our Service

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

To focus our efforts, we launched a Lean manufacturing program designed to improve the flow of value to customers by eliminating waste in both processes and resources. We measure operational success of this program in six key areas: (i) safety, (ii) quality, (iii) acceleration of the flows and working capital reduction, (iv) delivery performance, (v) equipment efficiency and (vi) innovation. Our Lean manufacturing program is overseen by a dedicated and experienced team with long track records of successfully implementing Lean manufacturing programs at other companies.

The first phase of our Lean program aimed to establish a culture of continuous improvement to accelerate our performance, increase our capacity and build a robust company; Constellium sites achieved this by improving on various areas as standardization of visual management tools, management routines or customer satisfaction. Henceforth, to move forward, we choose to pursue with a second phase which put quality, delivery performance, and safety along with employee development at the top of the agenda. Phase 2 of the program will last until the end of 2019.

Competition

The worldwide aluminium industry is highly competitive and we expect this dynamic to continue for the foreseeable future. We believe the most important competitive factors in our industry are: product quality, price, timeliness of delivery and customer service, geographic coverage and product innovation. Aluminium competes with other materials such as steel, plastic, composite materials and glass for various applications. Our key competitors in our Packaging & Automotive Rolled Products operating segment are Novelis Inc., Norsk Hydro ASA, Alcoa, Inc. and Tri-Arrows Aluminum Inc. Our key competitors in our Aerospace & Transportation operating segment are Alcoa, Inc., Aleris International, Inc., Kaiser Aluminum Corp., Austria Metall AG, and Universal Alloy Corporation. Our key competitors in our Automotive Structures & Industry operating segment are Sapa AB, Sankyo Tateyama, Inc., Eural Gnutti S.p.A., Otto Fuchs KG, Impol Aluminium Corp., Benteler International AG and YKK.

Research and Development

We believe that our research and development capabilities coupled with our integrated, longstanding customer relationships create a distinctive competitive advantage versus our competition. Our R&D center is based in Voreppe, France and provides services and support to all of our facilities. The R&D center focuses on product and process development, provides technical assistance to our plants and works with our customers to develop new products. In developing new products, we focus on increased performance that aims to lower the total cost of ownership for the end users of our products, for example, by developing materials that decrease maintenance costs of aircraft or increase fuel efficiency in cars. As of December 31, 2015, the research and development center employs 242 employees, including approximately 108 scientists and 104 technicians.

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

We invested €35 million in research and development in the year ended December 31, 2015, €38 million in the year ended December 31, 2014, and €36 million in the year ended December 31, 2013.

Trademarks, Patents, Licenses and IT

In connection with the acquisition, Rio Tinto assigned or licensed to us certain patents, trademarks and other intellectual property rights. In connection with our collaborations with universities such as the École Polytechnique Fédérale de Lausanne and other third parties, we occasionally obtain royalty-bearing licenses for the use of third-party technologies in the ordinary course of business.

We actively review intellectual property arising from our operations and our research and development activities and, when appropriate, apply for patents in the appropriate jurisdictions. We currently hold approximately 170 active patent families and regularly apply for new ones. While these patents and patent applications are important to the business on an aggregate basis, we do not believe any single patent family or patent application is critical to the business.

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

Insurance

We have implemented a corporate-wide insurance program consisting of both corporate-wide master policies with worldwide coverage and local policies where required by applicable regulations. Our insurance coverage includes: (i) property damage and business interruption; (ii) general liability including operation, professional, product and environment liability; (iii) aviation product liability; (iv) marine cargo (transport); (v) business travel and personal accident; (vi) construction all risk (EAR/CAR); (vii) automobile liability; (viii) trade credit; and (ix) other specific coverages for executive and special risk.

We believe that our insurance coverage terms and conditions are customary for a business such as Constellium and are sufficient to protect us against catastrophic losses.

We also purchase and maintain insurance on behalf of our directors and officers.

Governmental Regulations and Environmental, Health and Safety Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety. Our operations involve the use, handling, storage, transportation and disposal of hazardous substances, and accordingly we are subject to extensive federal, state and local laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. In addition, prior operations at certain of our properties have resulted in contamination of soil and groundwater which we are required to investigate and remediate pursuant to applicable environmental, health and safety (“EH&S”) laws. Environmental compliance at our key facilities is overseen by the Direction Régionale de l’Environnement de l’Aménagement et du Logement in France, the Umweltbundesamt in Germany, the Service de la Protection de l’Environnement du Canton du Valais in Switzerland, the West Virginia Department of Environmental Protection, the Alabama Department of the Environmental Management and the Kentucky Department for Environmental Protection in the United States, the Regional Authority of the Usti Region in the Czech Republic, the Slovenká Inšpekcia životného prostredia in Slovakia, and the Environmental Monitoring Agency in China. Violations of EH&S laws, and remediation obligations arising under such laws, may result in restrictions being imposed on our operating activities as well as fines, penalties, damages or other costs. Accordingly, we have implemented EH&S policies and procedures to protect the environment and ensure compliance with these laws, and incorporate EH&S considerations into our planning for new projects. We perform regular risk assessments and EH&S reviews. We closely and systematically monitor and manage situations of noncompliance with EH&S laws and cooperate with authorities to redress any noncompliance issues. We believe that we have made adequate reserves with respect to our remediation obligations. Nevertheless, new regulations or other unforeseen increases in the number of our non-compliant situations may impose costs on us that may have a material adverse effect on our financial condition, results of operations or liquidity.

Our operations also result in the emission of substantial quantities of carbon dioxide, a greenhouse gas that is regulated under the EU’s Emissions Trading System (“ETS”). Although compliance with ETS to date has not resulted in material costs to our business, compliance with ETS requirements currently being developed for the 2016-2020 period, and increased energy costs due to ETS requirements imposed on our energy suppliers, could have a material adverse effect on our business, financial condition or results of operations. We may also be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities.

Directive 2010/75 titled Industrial Emissions regulates some of our European activities as recycling or melting/casting. With the forthcoming final revision of the Best Available Technics Reference in 2016, which will define associated emissions limits values for these activities, within the next 4 years, staying in compliance with the law, could require significant expenditures to tune our processes or implement abatement installations.

Additionally, some of the chemicals we use in our fabrication processes are subject to REACH in the EU. Under REACH, we are required to register some of our products with the European Chemicals Agency, and this process could cause significant delays or costs. We are currently compliant with REACH, and expect to stay in compliance, but if the nature of the regulation changes in the future or if substances we use currently in our process, considered as Substances of Very High Concern, fall under need of authorization for use, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Future noncompliance could also subject us to significant fines or other civil and criminal penalties. Obtaining regulatory approvals for chemical products used in our facilities is an important part of our operations.

We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate close down and environmental restoration costs provisions at December 31, 2015 were €88 million. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.

We have incurred, and in the future will continue to incur, operating expenses related to environmental compliance. As part of the general capital expenditure plan, we expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts as energy consumption, air emissions, water releases, wastes streams optimization.

Litigation and Legal Proceedings

From time to time, we are party to a variety of claims and legal proceedings that arise in the ordinary course of business. The Company is currently not involved, nor has it been involved during the twelve-month period immediately prior to the date of this Annual Report, in any governmental, legal or arbitration proceedings which may have or have had a significant effect on the Company’s business, financial position or profitability, and the Company is not aware of any such proceedings which are currently pending or threatened. From time to time, asbestos-related claims are also filed against us, relating to historic asbestos exposure in our production process. Constellium has implemented internal controls to comply with applicable environmental law. We have made reserves for potential occupational disease claims for a total of €5 million as of December 31, 2015. It is not anticipated that any of our currently pending litigation and proceedings will have a material effect on the future results of the Company.

C.	Organizational Structure

The following diagram summarizes our corporate legal entity structure as of April 18, 2016, including our significant subsidiaries.

D.	Property, Plants and Equipment

At December 31, 2015, we operated 22 production sites serving both global and local customers, including seven major facilities, and one world class R&D center. Our top seven sites Neuf-Brisach, Muscle Shoals, Ravenswood, Issoire, Děčín, Singen, and Sierre) make up a total of approximately 1,400,000 square meters. A summary of the seven major facilities is provided below:

•	The Neuf-Brisach, France facility is an integrated aluminium rolling, finishing and recycling facility in Europe. Our recent investments in a can body stock slitter and recycling furnace has enabled us to secure long-term can stock contracts. Additionally, the facility’s automotive furnace has allowed it to become a significant supplier of aluminium Auto Body Sheet in the automotive market. We invested €145 million in the facility in the two-year period ended December 31, 2015.

•	The Muscle Shoals, Alabama facility operates one of the largest and most efficient can reclamation facilities in the world. In addition, the facility utilizes multi-station electromagnetic casting, houses the widest hot line in North America and has the fastest can end stock coating line in the world. Production capabilities include body stock, tab stock, and end stock. After the acquisition in early 2015, we have invested approximately €71 million in the facility in the one-year period ended December 31, 2015.

•

The Ravenswood, West Virginia facility has significant assets for producing aerospace plates and is a recognized supplier to the defense industry. The facility has wide-coil capabilities and stretchers that make it the only facility in the world capable of producing plates of a size needed for the largest commercial aircraft. We spent approximately €61 million in the two-year period ended December 31, 2015 on significant equipment upgrades (including a new state-of-the-art pusher furnace), which are in the completion stages.

•	The Issoire, France facility is one of the world’s two leading aerospace plate mills based on volumes. A second AIRWARE® industrial casthouse started operations in 2015 and currently uses recycling capabilities to take back scrap along the entire fabrication chain. Issoire works as an integrated platform with Ravenswood, providing a significant competitive advantage for us as a global supplier to the aerospace industry. We invested €103 million in the facility in the two-year period ended December 31, 2015.

•	The Děčín, Czech Republic facility is a large extrusion facility, mainly focusing on hard alloy extrusions for industrial applications, with significant recycling capabilities. It is located near the German border, strategically positioning it to supply the German OEMs. Its integrated casthouse allows it to offer high value-add customized hard alloys to our customers. We invested €14 million in the facility in the two-year period ended December 31, 2015. The investment includes a new small lot size casthouse complemented with a recycling facility and extrusion line that is expected to increase production of hard alloys tubes and bars by almost 10,000 tons per year expanding our capabilities to serve the automotive market.

•	The Singen, Germany facility has one of the largest extrusion presses in the world as well as advanced and highly productive integrated bumper manufacturing lines. The automotive press lines are fully dedicated to produce semis for crash management applications; a dedicated unit allows the production of finished side-impact beams ready for the OEMs assembly lines. We invested €38 million in the facility in the two-year period ended December 31, 2015. The rolling part has industry leading cycle times and high-grade cold mills with special surfaces capabilities.

•	The Sierre, Switzerland facility is dedicated to precision plates for general engineering, aero plates and slabs and is a leading supplier of extruded products for high-speed train railway manufacturers and a wide range of applications. The Sierre facility includes the Steg casthouse that produces automotive, general engineering and aero slabs and the Chippis casthouse that has the capacity to produce non-standard billets and a wide range of extrusions. Its recent qualification as an aerospace plate and slabs plant increases our aerospace production and will help us to support the increased build rates of commercial aircraft OEMs. We invested €12 million in the facility in the two-year period ended December 31, 2015.

Our production facilities are listed below by operating segment:

Operating Segment	Location	Country	Owned/Leased
Packaging & Automotive Rolled Products	Biesheim, Neuf-Brisach	France	Owned
Packaging & Automotive Rolled Products	Singen	Germany	Owned/Leased(1)
Packaging & Automotive Rolled Products	Muscle Shoals, AL	United States	Owned
Aerospace & Transportation	Ravenswood, WV	United States	Owned
Aerospace & Transportation	Carquefou	France	Owned(2)
Aerospace & Transportation	Issoire	France	Owned
Aerospace & Transportation	Montreuil-Juigné	France	Owned
Aerospace & Transportation	Ussel	France	Owned
Aerospace & Transportation	Steg	Switzerland	Owned
Aerospace & Transportation	Sierre	Switzerland	Owned
Automotive Structures & Industry	Novi, MI	United States	Leased(3)
Automotive Structures & Industry	Van Buren, MI	United States	Leased
Automotive Structures & Industry	Changchun, Jilin Province (JV)	China	Leased
Automotive Structures & Industry	Děčín	Czech Republic	Owned
Automotive Structures & Industry	Nuits-Saint-Georges	France	Owned
Automotive Structures & Industry	Burg	Germany	Owned
Automotive Structures & Industry	Crailsheim	Germany	Owned
Automotive Structures & Industry	Neckarsulm	Germany	Owned
Automotive Structures & Industry	Gottmadingen	Germany	Owned
Automotive Structures & Industry	Landau/Pfalz	Germany	Owned
Automotive Structures & Industry	Singen	Germany	Owned
Automotive Structures & Industry	Levice	Slovakia	Owned
Automotive Structures & Industry	Chippis	Switzerland	Owned
Automotive Structures & Industry	Sierre	Switzerland	Owned

(1)	While a majority of the land is owned by us, certain plots of land are subject to a lease agreement.
(2)	Divested on February 1, 2016.
(3)	Leased / in the process of being fully transferred back to the owner by March 31, 2016.

The production capacity and utilization rate for our main plants are listed below as of December 31, 2015:

Plant	Capacity	Utilization Rate
Neuf-Brisach	450kt	90-95%
Muscle Shoals	500-550kt	75%
Issoire	100kt	90-95%
Ravenswood	135-145kt	90-95%
Děčín	75kt	80%
Singen	290-310kt	70-75%
Sierre	70-75kt	64-69%

Estimates assume currently operating equipment, current staffing configuration and current product mix.

For information concerning the material plans to construct, expand or improve facilities, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Operating and Financial Review and Prospects

The following discussion and analysis is based principally on our audited consolidated financial statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 included elsewhere in this Annual Report. The following discussion is to be read in conjunction with Selected Historical Financial Information and our audited consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this Annual Report. See in particular “Important Information and Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Introduction

The following discussion and analysis is provided to supplement the audited consolidated financial statements and the related notes included elsewhere in this Annual Report to help provide an understanding of our financial condition, changes in financial condition, results of our operations, and liquidity. This section is organized as follows:

•	Company Overview. This section provides a general description of our business

•	Our Operating Segments. This section provides a summary of each of our operating segments, including a description of the end markets to which they sell and the industries in which they operate.

•	Discontinued Operations and Disposals. This section provides a summary of completed and contemplated disposals of businesses.

•	Key Factors Influencing Constellium’s Financial Condition and Results from Operations. This section provides a description of the factors that may significantly affect our financial condition, results from operations, or liquidity from year to year.

•	Results of Operations. This section provides a discussion of the results of operations on a historical basis for each of our fiscal periods in the years ended December 31, 2015, 2014 and 2013.

•	Segment Results. This section provides a discussion of our segment results on a historical basis for each of our fiscal periods in the years ended December 31, 2015, 2014 and 2013.

•	Liquidity and Capital Resources. This section provides an analysis of our cash flows for each of our fiscal years ended December 31, 2015, 2014 and 2013.

•	Contractual Obligations. This section provides a discussion of our commitments as of December 31, 2015.

•	Pension Obligations. This section provides a summary of the post-retirement benefit plans in which our employees across Constellium’s global operations participate.

Company Overview

We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. Our leadership positions include a leading position in European and

North American can body stock market, a number one position in global aerospace plates and a leading global position as aluminium automotive structures provider. This global leadership is supported by our well-invested facilities in Europe and the United States, as well as more than 50 years of proven ability to deliver manufacturing quality and innovation, a global sales network and pre-eminent R&D capabilities.

As of December 31, 2015, we had approximately 11,000 employees and 22 “state-of-the-art”, integrated production facilities, 9 administrative and commercial sites, and one R&D center.

Our product portfolio is predominantly focused on high value-added, technologically advanced specialty products that command higher margins than less differentiated aluminium products. This portfolio serves a broad range of end-markets that exhibit attractive growth trends in future periods such as the aerospace and automotive markets. Our technological advantage and relationship with our customers is driven by our pre-eminent R&D capabilities. We believe that our R&D capabilities are a key attraction for our customers. Many projects are designed to support specific commercial opportunities at the request of our customers and are carried out in partnership with them.

This regular interaction and partnership with our customers also help us maintain our leading market positions. We have long-standing, established relationships with some of the largest companies in the packaging, aerospace, automotive and other transportation industries including Rexam, Crown, Ball and Amcor, Boeing, Airbus, as well as a number of leading automotive firms. Excluding Wise, the customer base of which has undergone a strategic shift since 2010 and now includes AB InBev, the average length of our customer relationships amongst our top 20 customers averages 25 years.

Our primary metal supply is secured through long-term contracts with several upstream companies, including affiliates of Rio Tinto. In addition, a material portion of our slab and billet supply is produced in our own casthouses.

The table below presents our revenue, net income or loss from continuing operations and Adjusted EBITDA in the years ended December 31, 2015, 2014 and 2013. A reconciliation of the net income from continuing operations to Adjusted EBITDA is included in “—Segment Results.”

	For the year ended December 31,
	2015	2014	2013
	(€ in millions)
Revenue	5,153	3,666	3,495
Net (loss) income from continuing operations	(552)	54	96
Adjusted EBITDA	343	275	280

Our Operating Segments

We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into the following three segments to better serve our customer base:

Packaging & Automotive Rolled Products Segment

Our Packaging & Automotive Rolled Products segment produces and develops customized aluminium sheet and coil solutions. Approximately 85% of segment volume for the year ended December 31, 2015 was in packaging applications, which primarily include beverage and food can stock as well as closure stock and foil stock. Fifteen percent of segment volume for that period was in automotive rolled products. Our Packaging & Automotive Rolled Products segment accounted for 53% of revenues and 53%(1) of Adjusted EBITDA for the year ended December 31, 2015.

(1)	The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

Aerospace & Transportation Segment

Our Aerospace & Transportation segment has market leadership positions in technologically advanced aluminium and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate and sheet which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. Aerospace & Transportation accounted for 26% of our revenues and 30%(1) of Adjusted EBITDA for the year ended December 31, 2015.

Automotive Structures & Industry Segment

Our Automotive Structures & Industry segment produces (i) technologically advanced structures for the automotive industry, including crash management systems, side impact beams and cockpit carriers and (ii) soft and hard alloy extrusions and large extruded profiles for automotive, rail, road, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and service activities, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry segment accounted for 20% of revenues and 23%(1) of Adjusted EBITDA for the year ended December 31, 2015.

Discontinued Operations and Disposals

In the first quarter of 2015, we decided to dispose of our plant in Carquefou (France) which is part of our A&T operating segment and accordingly it was classified as held for sale at December 31, 2015. An €8 million charge was recorded upon the write-down of the related assets to their net realizable value. The sale was completed on February 1, 2016 and no gain was recognized upon disposal.

In the year ended December 31, 2014, the sale of our Tarascon-sur-Ariège (Sabart) plant in France was completed generating a €7 million loss on disposal. This operation did not meet the criteria of discontinued operations in accordance with IFRS and therefore has not been classified or disclosed as such.

In the year ended December 31, 2013, we sold two of our soft alloy plants in France, Ham and Saint Florentin, which did not meet the criteria of discontinued operations in accordance with IFRS and therefore have not been classified or disclosed as such. We have excluded the revenue or shipments from these plants in some of our analysis, where indicated, to allow comparison of period-over-period production.

In the year ended December 31, 2013, the investment in Alcan Strojmetal Aluminium Forging s.r.o., previously accounted for under the equity method, was sold, generating a €3 million disposal gain.

Key Factors Influencing Constellium’s Financial Condition and Results from Operations

Acquisition of Wise

On January 5, 2015, we acquired 100% of Wise , a private aluminium sheet producer located in Muscle Shoals, Alabama, United States of America. As we have a controlling interest in the acquired business, its results of operations have been consolidated as of the date of the acquisition. Given the size of the acquired business relative to our legacy businesses and the timing of the Wise Acquisition, the consolidation of the results of the acquired business have had a significant impact on our cash flows and the year over year change in certain key line items of the consolidated statement of income. To the extent our cash flows or the change in an income

(1)	The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

statement item was significantly impacted by the addition of Wise to our consolidated results in the year ended December 31, 2015, we have indicated this and excluded the associated impact when discussing the results of our analysis of the year over year changes. The full results of Wise since its acquisition are included in the results of our P&ARP segment.

The Aluminium Industry

We participate in select segments of the aluminium semi-fabricated products industry, including rolled and extruded products. Aluminium is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminium is also unique in the respect that it recycles repeatedly without any material decline in performance or quality. The recycling of aluminium delivers energy and capital investment savings relative to the cost of producing both primary aluminium and many other competing materials. Due to these qualities, the penetration of aluminium into a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, purchasing power and increasing focus globally on sustainability and environmental issues. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, aerospace and automotive.

We do not mine bauxite, refine alumina, or smelt primary aluminium as part of our business. Our industry is cyclical and is affected by global economic conditions, industry competition and product development.

The financial performance of our operations is dependent on several factors, the most critical of which are as follows:

Volumes

The profitability of our businesses is determined, in part, by the volume of tons sold and processed. Increased production volumes will result in lower per unit costs, while higher sold volumes will result in additional revenues and associated margins.

Price and Margin

For all contracts, we continuously seek to minimize the impact of aluminium price fluctuations in order to protect our net income and cash flows against the LME and premium/aluminium price variations of aluminium that we buy and sell, with the following methods:

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

We do not apply hedge accounting for the derivative instruments we enter into in connection with our ongoing commercial activities and therefore any mark-to-market movements for these instruments are recognized in “other (losses)/gains—net” (note that we did apply hedge accounting to the derivative instruments we entered into in connection with the Wise Acquisition). Our risk management practices aim to reduce, but do not eliminate, our exposure to changing primary aluminium prices and, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes.

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

Also included in our results is the impact of differences between changes in the prices of primary and scrap aluminium. As we price our product using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to produce our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.

The price we pay for aluminium also includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums which had historically been fairly stable have recently become more volatile. Notably, regional premiums increased significantly in 2013 and 2014, with the Rotterdam premium and the Midwest premium reaching unprecedented levels in the fourth quarter of 2014. During the second half of 2015, both the Rotterdam and Midwest premiums returned to levels seen prior to 2013. Although our business model seeks to minimize the impact of aluminium price fluctuations on our net income and cash flows, we are not always able to pass-through the cost of regional premiums to our customers or adequately hedge the impact of regional premium differentials. We refer to this exposure as “metal premium losses.” See “Item 3. Key Information—D. Risk Factors—Our financial results could be adversely affected by the volatility in aluminium prices.”

Seasonality

Customer demand in the aluminium industry is cyclical due to a variety of factors, including holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with the lowest volumes typically delivered in August and December and highest volumes delivered in January to June. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer seasons, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. In response to this seasonality, we seek to scale back and may even temporarily close some operations to reduce our operating costs during these periods.

Economic Conditions, Markets and Competition

We are directly impacted by the economic conditions that affect our customers and the markets in which they operate. General economic conditions in the geographic regions in which our customers operate—such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation—influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and the price that can be charged. In some cases we are able to mitigate the risk of a downturn in our customers’ businesses by building committed minimum volume thresholds into our commercial contracts. We further seek to mitigate the risk of a downturn by utilizing a temporary workforce for certain operations, which allows us to match our resources with the demand for our services. We are also seeking to purchase transportation and logistics services from third parties, to the extent possible, in order to limit capital expenditure and manage our fixed cost base.

Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that our portfolio is relatively resistant to these economic cycles in each of our three main end-markets (packaging, aerospace and automotive):

•	Can packaging is a seasonal market peaking in the summer because of the increased consumption of soft drinks during the summer months. It tends not to be highly correlated to the general economic cycle and in addition, we believe European can body stock has an attractive long-term growth outlook due to ongoing trends in (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, and (iii) increasing penetration of aluminium in can body stock at the expense of steel.

•	We believe that the aerospace industry is currently insulated from the economic cycle through a combination of drivers sustaining its growth. These drivers include increasing passenger traffic and the replacement of the fleet fueled by the age of the planes in service and the need for more efficient planes. These factors have materialized in the form of historically high backlogs for the aircraft manufacturers; the combined order backlog for Boeing and Airbus currently represents approximately 8 to 9 years of manufacturing at current delivery rates.

•	Although the automotive industry as a whole is a cyclical industry, its demand for aluminium has been increasing in recent years. This has been triggered by the light-weighting demand for new car models, which drives a positive substitution of heavier metals in favor of aluminium.

In addition to the counter-cyclicality of our key end-markets, we believe our cash flows are also largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by setting the maturity of our futures on the delivery date to our customers. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory. Aluminium prices are determined by worldwide forces of supply and demand, and, as a result, aluminium prices are volatile. The average LME transaction price per ton of primary aluminium in 2015, 2014 and 2013 was €1,498, €1,410 and €1,390, respectively.

The average quarterly LME per ton using U.S. dollar prices converted to euros using the applicable European Central Bank rates are presented in the following table:

(Euros/ton)	2015	2014	2013
First Quarter	1,600	1,247	1,516
Second Quarter	1,600	1,312	1,405
Third Quarter	1,431	1,500	1,345
Fourth Quarter	1,366	1,573	1,300
Average for the year	1,498	1,410	1,390

The average quarterly Midwest Premium per ton using U.S. dollar prices converted to euros using the applicable European Central Bank rates are presented in the following table:

(Euros/ton)	2015	2014	2013
First Quarter	449	301	193
Second Quarter	257	302	198
Third Quarter	159	338	190
Fourth Quarter	163	409	171
Average for the year	255	338	188

The average quarterly Rotterdam Premium per ton using U.S. dollar prices converted to euros using the applicable European Central Bank rates are presented in the following table:

(Euros/ton)	2015	2014	2013
First Quarter	382	249	222
Second Quarter	188	286	215
Third Quarter	139	345	198
Fourth Quarter	143	399	187
Average for the year	211	321	205

A portion of our revenues are denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies. We engage in significant hedging activity to attempt to mitigate the effects of foreign transaction currency fluctuations on our profitability.

In accordance with IFRS, we mark-to-market derivatives at the period end giving rise to unrealized gains or losses which are classified as “other (losses)/gains—net”. These unrealized gains or losses have no bearing on the underlying performance of the business and are removed when calculating Adjusted EBITDA.

Personnel Costs

Our operations are labor intensive and, as a result, our personnel costs represent 18%, 20%, and 20% of our cost of sales, selling and administrative expenses and research and development expenses for the years ended December 31, 2015, 2014, and 2013 respectively. Personnel costs generally increase and decrease proportionately with the expansion, addition or closing of operating facilities. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity.

Currency

We are a global company with operations as of December 31, 2015 in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the U.S. dollar, the euro and the Swiss Franc. As our presentation currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro impacts our results of operations. This impact is referred to as the “effect of foreign currency translation” in the “Results of Operations” discussion below. We calculate the effect of foreign currency translation by converting our current period local currency financial information using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by other companies and, accordingly, the changes excluding the effect of foreign currency translation are not meant to substitute for changes in recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation. When discussing the revenue and Adjusted EBITDA of our P&ARP segment we exclude the impact of the Wise Acquisition on year over year changes. As Wise is the only business within our P&ARP segment with a functional currency that is different from our presentation currency, year over year changes that exclude the impact of the Wise Acquisition are not impacted by the effect of foreign currency translation.

Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. Where we have multiple-year sale agreements for the sale of fabricated metal products in U.S. dollars, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. Hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in “other gains/(losses)—net.”

Presentation of Financial Information

The financial information presented in this section is derived from our audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013. Our consolidated financial statements have been prepared in conformity with IFRS as issued by the International Accounting Standards Board, and in conformity with IFRS as adopted by the EU.

Results of Operations

Description of Key Line Items of the Historical Consolidated Statements of Income

Set forth below is a brief description of the composition of the key line items of our historical consolidated statements of income for continuing operations:

•	Revenue. Revenue represents the income recognized from the delivery of goods to third parties, including the sale of scrap metal and tooling, less discounts, credit notes and taxes levied on sales.

•	Cost of sales. Cost of sales include the costs of materials directly attributable to the normal operating activities of the business, including raw material and energy costs, personnel costs for those involved in production, depreciation and the maintenance of producing assets, packaging and freight on-board costs, tooling, dyes and utility costs.

•	Selling and administrative expenses. Selling and administrative expenses include depreciation of non-producing assets, amortization, personnel costs of those personnel involved in sales and corporate functions such as finance and IT.

•	Research and development expenses. Research and development expenses are costs in relation to bringing new products to market. Included in such expenses are personnel costs and depreciation and maintenance of assets offset by tax credits for research activities where applicable.

•	Restructuring costs. Restructuring costs represent expenses incurred in implementing management initiatives for cost-cutting and efficiency improvements, primarily related to severance payments, pension curtailment costs and contract termination costs.

•	Impairment. Impairment represents asset impairment charges.

•	Other (losses)/gains—net. Other losses or gains include unusual infrequent or non-recurring items, realized and unrealized gains or losses on derivative instruments and exchange gains or losses on the remeasurement of monetary assets or liabilities.

•	Other expenses. Other expenses are mainly comprised of expenses related to our May 2013 initial public offering and subsequent secondary offerings.

•	Finance costs, net. Finance costs, net is comprised mainly of interest expense on borrowings, and the net impact of realized foreign exchange transaction gains or losses recognized on U.S. dollar denominated debt at euro functional currency entities and realized and unrealized gains or losses recognized on cross currency swaps entered in to in order to hedge this transactional exposure.

•	Share of (loss)/profit of joint ventures. Results from investments in joint ventures represent Constellium’s share of results of joint ventures accounted for using the equity method.

•	Income taxes. Income tax represents the aggregate of current and deferred tax expense or benefit. Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit/(loss) for a year. Deferred tax represents the amounts of income taxes payable/ (recoverable) in future periods in respect of taxable (deductible) temporary differences and unused tax losses.

Results of Operations for the years ended December 31, 2015 and 2014

	For the year ended December 31,
	2015		2014
	(€ in millions and as a % of revenues)
Continuing operations		%		%
Revenue	5,153	100%	3,666	100%
Cost of sales	(4,703)	91%	(3,183)	87%

Gross profit	450	9%	483	13%

Selling and administrative expenses	(245)	5%	(200)	5%
Research and development expenses	(35)	1%	(38)	1%
Restructuring costs	(8)	—	(12)	—
Impairment	(457)	9%	—	—
Other losses net	(131)	3%	(83)	2%

Income (loss) from operations	(426)	8%	150	4%
Finance costs, net	(155)	3%	(58)	2%
Share of loss of joint ventures	(3)	—	(1)	—

Income (loss) before income taxes	(584)	11%	91	2%
Income tax benefit/(expense)	32	1%	(37)	1%

Net income/(loss)	(552)	11%	54	1%

Shipment volumes (in kt)	1,478	n/a	1,062	n/a
Revenue per ton (€ per ton)	3,486	n/a	3,452	n/a

Revenue

Revenue from continuing operations increased by 41% or €1,487 million to €5,153 million for the year ended December 31, 2015, from €3,666 million for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €1,198 million of revenue in the year ended December 31, 2015, and the effect of foreign currency translation, revenue increased €125 million or 3%.

Excluding the impact of the Wise Acquisition, our volumes decreased by 3%, or 27 kt, to 1,035 kt for the year ended December 31, 2015 compared to shipments of 1,062 kt for the year ended December 31, 2014. This decrease is primarily driven by lower shipment volumes from our P&ARP segment attributable to a decline in volumes of 28 kt or 5%, excluding the impact of the Wise Acquisition, over the period. The year over year decline in volumes was offset by a 6% increase in revenue per ton from €3,452 per ton in the year ended December 31, 2014 to €3,663 per ton in the year ended December 31, 2015, excluding the impact of the Wise Acquisition and the effect of foreign currency translation. This was primarily driven by favorable mix attributable to higher average prices on automotive and aerospace products.

Our revenue is discussed in more detail in the “—Segment Results” section.

Cost of Sales and Gross Profit

Cost of sales increased by 48%, or €1,520 million, to €4,703 million for the year ended December 31, 2015, from €3,183 million for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €1,219 million of cost of sales in the year ended December 31, 2015, and the effect of foreign currency translation, cost of sales increased by 5%, or €159 million.

Excluding the impact of the Wise Acquisition and the effect of foreign currency translation, the increase in cost of sales is driven by the following:

•	A 7% or €140 million increase in the total cost of raw material and consumables used. Although total shipment volumes declined as explained further in the “Revenue” section above, the raw material and consumables cost per ton increased by 9%, reflective of the impact of metal price lag which changed from a positive impact in 2014 to a negative impact in 2015 (€72 million negative impact on cost of sales over the period) and higher combined LME prices and premium in the earlier part of 2015 and late 2014 over the comparable period in the prior year;

•	A 7% or €38 million increase in employee benefit expenses in cost of sales driven by an increase in headcount across our businesses to support the continued expansion of our aerospace and automotive production capabilities and €6 million of non-recurring employee benefit related manufacturing system and process transformation and start-up and development costs;

•	A €31 million increase in depreciation and amortization in cost of sales driven by increased investment in our production facilities in prior years to support our operations and respond to market demand.

The decrease in metal premium losses over the period had a €15 million positive impact on gross profit and further investments in manufacturing system and process transformation related costs at businesses within our A&T segment in 2015 and increased start-up and development costs at businesses within our AS&I and P&ARP segments had an offsetting negative impact on gross profit over the period. Excluding the impact of these items on our gross profit and the impact of metal price lag, and despite the other factors described above, our gross profit margin as a percentage of revenue increased slightly to 14% in the year ended December 31, 2015 from 13% in the year ended December 31, 2014, excluding the impact of the Wise Acquisition and the effect of foreign currency translation.

Selling and Administrative Expenses

Selling and administrative expenses increased by 23%, or €45 million, to €245 million for the year ended December 31, 2015 from €200 million for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €19 million in selling and administrative expenses in the year ended December 31, 2015, and the effect of foreign currency translation, the increase was 10%, or €19 million, driven by a €14 million increase in employee benefit expenses included in selling, general, and administrative expenses. The increase in employee related expenses is both attributable to an increase in support functions headcount and external workforce to support future expansion combined with non-recurring costs related to the turnover in executive personnel and increase in share equity plans.

Research and Development Expenses

Research and development expenses decreased by 8% or €3 million, to €35 million in the year ended December 31, 2015, from €38 million in the year ended December 31, 2014. Wise did not contribute research and development expenses in the year ended December 31, 2015. Excluding the impact of €9 million in French research and development tax credits (€9 million in the year ended December 31, 2014), research and development costs were €12 million, €20 million, €9 million, and €3 million at the P&ARP, A&T, AS&I, and Corporate & Holding segments, respectively, in the year ended December 31, 2015.

Restructuring Costs

Restructuring costs decreased by €4 million to €8 million in the year ended December 31, 2015, from €12 million in the year ended December 31, 2014.

Impairment

Impairment charges of €457 million were recorded in the year ended December 31, 2015 while no impairment charges were recorded in the year ended December 31, 2014. The charges recorded during the period are primarily comprised of a €49 million impairment related to our operations in Valais, Switzerland within the AS&I and A&T segments and a €400 million impairment related to Wise within our P&ARP segment. The

Valais impairment was triggered by a combination of factors including unfavorable exposure to the strengthening Swiss franc during the period and declining market share in the aerospace market. The Wise impairment was triggered by continued under performance and actual results for the year ended December 31, 2015 showing a much lower financial performance than the initial business plan prepared as part of the Wise Acquisition, and the downgrade of the revised budget and strategic plan, notably after taking into account the commercial conditions of new sale agreements for the can/packaging business.

Other (losses)/gains—Net

	Year ended December 31,
	2015	2014
(€ in millions)
Realized losses on derivatives	(93)	(13)
Unrealized losses on derivatives at fair value through profit and loss—net	(20)	(53)
Unrealized exchange (losses)/gains from the remeasurement of monetary assets and liabilities—net	(3)	1
Swiss pension plan settlement	—	6
Ravenswood pension plan amendment	(5)	9
Wise acquisition costs	(5)	(34)
Income tax contractual reimbursements	—	8
Loss on disposal and assets classified as held for sale	(5)	(5)
Other—net	—	(2)

Total other losses, net	(131)	(83)

Other losses—net were €131 million for the year ended December 31, 2015 compared to €83 million for the year ended December 31, 2014.

Realized losses recognized upon the settlement of derivative instruments increased by €80 million, to €93 million for the year ended December 31, 2015, from €13 million for the year ended December 31, 2014. Of these, realized losses on LME derivatives were €56 million in the year ended December 31, 2015 compared to €3 million in the year ended December 31, 2014. The year over year increase in the LME related loss is attributable to the decline in LME prices throughout the year. Realized losses on foreign exchange derivatives increased by €25 million to €37 million in the year ended December 31, 2015 from €12 million in the year ended December 31, 2014 as a result of the strengthening of the U.S. dollar against the euro.

Unrealized losses on derivatives held at fair value through profit and loss were €20 million in the year ended December 31, 2015 compared to €53 million in the year ended December 31, 2014. Of these, mark-to-market unrealized losses recognized on LME related derivative instruments were €10 million in the year ended December 31, 2015 compared to €12 million in the year ended December 31, 2014. The mark-to-market unrealized losses recognized on foreign exchange derivatives, which relate primarily to the exposure on a multiple year sale agreement for products sold in U.S. dollars, which ends in 2016, decreased from €41 million in the year ended December 31, 2014 to €10 million in the year ended December 31, 2015. The year over year change can be attributed to a decrease in the notional value as of the end of 2015 compared to the end of 2014 as we near the end the agreement.

In the years ended December 31, 2015 and 2014, we recognized a €5 million loss and €9 million gain, respectively, associated with amendments made to our Ravenswood pension benefit plans.

The loss on disposal and assets classified as held for sale in the year ended December 31, 2015 primarily relates to the write-down of the value of assets at our plant in Carquefou, France upon our decision to sell the plant during the year. The loss recognized in the year ended December 31, 2014 primarily relates to the disposal of our Tarascon sur Ariege plant in October 2014.

Finance Cost-Net

Finance costs—net increased by €97 million, to €155 million for the year ended December 31, 2015, from €58 million in the year ended December 31, 2014. Finance costs—net is comprised of finance costs of €226 million and €88 million in the years ended December 31, 2015 and 2014, respectively, and finance income of €71 million and €30 million in the years ended December 31, 2015 and 2014, respectively.

Finance costs increased by €138 million to €226 million for the year ended December 31, 2015, from €88 million for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €61 million (net of the amortization of borrowing costs) of finance costs in the year ended December 31, 2015, finance costs increased by 87%, or €77 million. The increase in finance costs, excluding the impact of the Wise Acquisition, is primarily attributable to an increase in interest expense recognized on borrowings, an increase in realized and unrealized exchange losses on financing activities, and the offsetting impact of the absence of exit fees paid and the write-off of unamortized arrangement fees associated with the repayment of the 2013 Term Loan recognized in the year ended December 31, 2014.

Finance income increased by €41 million, to €71 million in the year ended December 31, 2015 from €30 million in the year ended December 31, 2014. There was no finance income contributed by Wise in the year ended December 31, 2015. The increase in finance income is primarily attributable to an increase in realized and unrealized gains on debt derivatives and an increase in realized and unrealized gains on financing activities, which almost fully offset the losses included in finance costs.

Interest expense recognized on borrowings, excluding the interest expense contributed by Wise of €66 million, increased by €51 million to €83 million for the year ended December 31, 2015 from €32 million for the year ended December 31, 2014. The increase is mainly attributable to a full year of interest expense recognized on our Senior Notes issued in May and December 2014.

In the year ended December 31, 2014, we recognized €15 million of exit and arrangement fees related to the repayment of the 2013 Term Loan. No such fees were incurred in the year ended December 31, 2015. Interest expense on our factoring arrangements were stable over the period, being €11 million for the year ended December 31, 2015, and €9 million for the year ended December 31, 2014.

We recognized a net €48 million loss related to realized and unrealized exchange losses on financing activities in the year ended December 31, 2015 compared to a loss of €27 million in the year ended December 31, 2014. This activity is primarily comprised of foreign exchange transaction losses related to the revaluation of a portion of the Senior Notes denominated in U.S. dollars, which resides at euro functional currency entities, and is driven by the further strengthening of the U.S. dollar over the period. We have entered in to cross currency swaps and rolling foreign exchange forwards in order to offset this exposure to currency rate volatility. Realized and unrealized gains, included in finance income, recognized on the settlement and mark-to-market revaluation of these instruments, of €50 million and €29 million were recognized in the year ended December 31, 2015 and 2014, respectively.

Income Tax

Income tax for the year ended December 31, 2015 was a benefit of €32 million compared to an income tax expense of €37 million for the year ended December 31, 2014.

Our effective tax rate represented 5% of our loss before income tax for the year ended December 31, 2015 and 41% of our income before tax for the year ended December 31, 2014. This 36 percentage point change in our effective tax rate reflects an increase in composite statutory tax rate applicable by tax jurisdiction (the “blended tax rate”), from 31% in 2014 to 38 % in 2015 and significant reconciling items in both years.

The blended tax rate for the group reflects the mix of profits and losses in the different jurisdictions in which we are operating and notably a higher proportion of profit and losses in higher tax rate jurisdictions, primarily in the United States in the year ended December 31, 2015.

Reconciling items between our blended rate and our actual effective tax rate in 2015 included the following:

•	Unrecognized deferred tax assets in the amount of €174 million (or unfavorable 30 percentage points) primarily resulting from impairment charges recorded in connection with our Muscle Shoals assets,

•	Unrecognized deferred tax assets in the amount of €46 million (or unfavorable 8 percentage points) relating to losses which are not expected to be recovered,

•	Derecognition of certain deferred tax assets of one of our Swiss entities for €24 million (or unfavorable 4 percentage points), and

•	Recognition of deferred tax assets previously unrecognized at one of our United States tax entities for €74 million (or favorable 13 percentage points).

Reconciling items between our blended rate and our actual effective tax rate in 2014, included the following:

•	Unrecognized deferred tax assets in the amount of €16 million (or unfavorable 18 percentage points) relating to losses which are not expected to be recovered,

•	Derecognition of certain deferred tax assets of one of our Swiss entities for €6 million (or unfavorable 7 percentage points) and

•	Use of unrecognized deferred tax assets for €16 million (or favorable 18 percentage points) at one of our United States tax entities.

Net Income / Loss for the Year

As a result of the above factors, in the year ended December 31, 2015, we recognized a net loss of €552 million compared to income of €54 million in the year ended December 31, 2014.

Results of Operations for the years ended December 31, 2014 and December 31, 2013

	For the year ended December 31,
	2014		2013
	(€ in millions and as a % of revenues)
Continuing operations
Revenue	3,666	100%	3,495	100%
Cost of sales	(3,183)	87%	(3,024)	87%

Gross profit	483	13%	471	13%

Selling and administrative expenses	(200)	5%	(210)	6%
Research and development expenses	(38)	1%	(36)	1%
Restructuring costs	(12)	—	(8)	—
Other (losses) /gains—net	(83)	2%	(8)	—

Income from operations	150	4%	209	6%
Other expenses	—	—	(27)	1%
Finance costs, net	(58)	2%	(50)	1%
Share of profit / (losses) of joint ventures	(1)	—	3	—

Income before income taxes	91	2%	135	4%
Income tax expense	(37)	1%	(39)	1%

Net Income for the year from continuing operations	54	1%	96	3%
Net income/(loss) from discontinued operations	—	—	4	—

Net Income/(Loss) for the year	54	1%	100	3%

Shipment volumes (in kt)	1,062	n/a	1,025	n/a
Revenue per ton (€ per ton)	3,452	n/a	3,410	n/a

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

Our revenues are discussed in more detail in the “—Segment Results” section.

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

Our gross profit benefitted from our accounting for inventory under the weighted average cost method. Due to LME price movements and the timing of transfers from inventory to cost of sales the effect of metal price lag improved our gross profit by €27 million in the year ended December 31, 2014 compared to a negative impact of €29 million in the year ended December 31, 2013.

Employee benefit expenses recorded in cost of sales increased by 7% or €36 million, to €548 million for the year ended December 31, 2014, from €512 million for the year ended December 31, 2013, reflecting increases in salaries and in headcount.

Depreciation and impairment increased by €17 million to €49 million for the year ended December 31, 2014, from €32 million for the year ended December 31, 2013, reflecting our level of investments. As a result of the combination of the multiple factors described above, gross profit increased by €12 million or 3%, to €483 million for the year ended December 31, 2014 from €471 million for the year ended December 31, 2013. Our gross profit margin remained stable at 13% of revenues in the years ended December 31, 2014 and 2013.

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

Other (losses) / gains—Net

	Year ended December 31,
	2014	2013
(€ in millions)
Realized losses on derivatives	(13)	(31)
Unrealized gains on derivatives at fair value through profit and loss—net	(53)	12
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities—net	1	2
Ravenswood pension plan amendment	9	11
Swiss pension plan settlement	6	—
Income tax contractual reimbursements	8	—
Loss on disposal	(5)	(5)
Wise acquisition costs	(34)	—
Other—net	(2)	3

Total other (losses) / gains—net	(83)	(8)

Other losses—net were €83 million for the year ended December 31, 2014 compared to €8 million for the year ended December 31, 2013.

Other losses-net for the year ended December 31, 2014 included €34 million costs in connection with our acquisition of Wise, which was finalized in January 2015.

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

Finance costs increased by €27 million, or 40%, to €94 million for the year ended December 31, 2014, from €67 million for the year ended December 31, 2013 as a result of our refinancings.

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

Our realized and unrealized gains and losses on debt derivatives at fair value—net relate to the cross currency swap which was settled when the 2013 Term Loan was repaid and represent a €29 million gain for the year ended December 31, 2014 and a €9 million loss for the year ended December 31, 2013. We also recognized an €11 million gain—net related to unrealized and realized exchange gains on financing activities during the year ended December 31, 2013 compared to a €27 million net loss for the year ended December 31, 2014, reflecting the strengthening of the U.S. dollar over the period.

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

Net Income for the Year from Continuing Operations

Net income from continuing operations was €54 million for the year ended December 31, 2014 compared to €96 million for the year ended December 31, 2013, representing a decrease of €42 million. Gross profit margin remained stable and the decrease was primarily attributable to unrealized losses on derivatives of €53 million in fiscal year 2014 compared to unrealized gains on derivatives of €12 million in fiscal year 2013. In addition, fiscal year 2014 was impacted by €34 million of transaction costs related to the Wise Acquisition while the fiscal year 2013 had been impacted by €27 million of expenses related to our IPO and subsequent offerings.

Discontinued Operations

Net income from discontinued operations of €4 million in the year ended December 31, 2013 (nil in the year ended December 31, 2014) represented the impact of the agreement reached with the acquirer of our former AIN business.

Segment Results

Segment Revenue

The following table sets forth the revenues for our operating segments for the periods presented:

	For the year ended December 31,
	2015		2014		2013
	(millions of € and as a % of revenue)
P&ARP	2,742	53%	1,568	43%	1,472	42%
A&T	1,348	26%	1,192	32%	1,197	34%
AS&I	1,034	20%	875	24%	805	23%
Holdings and Corporate	29	1%	31	1%	21	1%

Total revenues from continuing operations	5,153	100%	3,666	100%	3,495	100%

P&ARP. Revenues in our P&ARP segment increased by 75%, or €1,174 million, to €2,742 million in the year ended December 31, 2015, from €1,568 million for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €1,198 million to the segment’s revenue in the year ended December 31, 2015, revenue decreased by €24 million or 2%. Excluding the impact of the Wise Acquisition, shipments decreased by 5% or 28 kt, to 592 kt for the year ended December 31, 2015, from 620 kt for the year ended December 31, 2014, driven by a 35 kt or 7% decrease in shipments of our packaging rolled products. The year over year decline in volumes is attributable to lower demand from can stock customers due to challenges and competition experienced in 2015, which was partially offset by automotive rolled product volume growth. A 3% increase in average prices from €2,529 per ton in the year ended December 31, 2014 to €2,608 in the year ended December 31, 2015, excluding the impact of the Wise Acquisition, partially offset the impact of the decline in volumes on the segment’s revenue.

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

A&T. Revenue at our A&T segment increased by €156 million, or 13% from €1,192 million in the year ended December 31, 2014 to €1,348 million in the year ended December 31, 2015. Excluding the effect of foreign currency translation, the segment’s revenue increased by €39 million, or 3% over the period. Our volumes decreased by 7 kt, or 3% from 238 kt in the year ended December 31, 2014 to 231 kt in the year ended

December 31, 2015, driven primarily by a 15 kt decrease in shipments of our transportation, industry, and other rolled products, which can be attributed to softer customer demand in the transportation and industry markets in 2015. This was partially offset by an 8 kt, or 7% increase in aerospace rolled product volume. Excluding the effect of foreign currency translation, revenue per ton increased by 6% from €5,008 per ton in the year ended December 31, 2014 to €5,329 per ton in the year ended December 31, 2015, primarily driven by favorable mix within the aerospace product line.

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

AS&I. Revenues in our AS&I segment increased by 18%, or €159 million, to €1,034 million for the year ended December 31, 2015, from €875 million for the year ended December 31, 2014. Excluding the effect of foreign currency translation, segment revenues increased by 13%, or €112 million, primarily driven by an 11% increase in revenue per ton, from €4,207 per ton in the year ended December 31, 2014 to €4,656 per ton in the year ended December 31, 2015. Volumes remained stable, with a slight increase in automotive shipments offset by a decrease in the shipment of other products. The year over year improvement in revenue per ton can be attributed to a 21% increase within our automotive product line mainly due to favorable unit spread on sales to automotive customers.

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

Holdings and Corporate. Revenues in the Holdings and Corporate segment for the years ended December 31, 2015, 2014, and 2013 related primarily to metal sales to our former soft alloy plants.

Adjusted EBITDA

In considering the financial performance of the business, management analyzes the primary financial performance measure of Adjusted EBITDA in all of our business segments. Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.

We believe Adjusted EBITDA, as defined below, is useful to investors as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

Our CODM measures the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs and impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, Share Equity Plan expense, effects of purchase accounting adjustments, start-up costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA has limitations as an analytical tool. It is not a measure defined by IFRS and therefore does not purport to be an alternative to operating profit or net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations.

The following table shows Constellium’s consolidated Adjusted EBITDA for the years ended December 31, 2015, 2014 and 2013:

	For the year ended December 31,
	2015		2014		2013
	(millions of € and as a % of segment revenue)
P&ARP	183	7%	118	8%	105	7%
A&T	103	8%	91	8%	120	10%
AS&I	80	8%	73	8%	58	7%
Holdings and Corporate	(23)	(79%)	(7)	(23%)	(3)	(14%)

Total Adjusted EBITDA	343	7%	275	8%	280	8%

Total Adjusted EBITDA for the year ended December 31, 2015 was €343 million, an increase compared to €275 million of total Adjusted EBITDA for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €68 million of Adjusted EBITDA in the year ended December 31, 2015, and the effect of foreign currency translation, Adjusted EBITDA decreased by 4% or €10 million over the period to €265 million and represented 7% of revenues in the year ended December 31, 2015. Excluding Holdings and Corporate, this decrease mainly reflects the net positive impact of improved shipment performance and mix at our AS&I segment, favorable product mix at the A&T segment, and lower shipment volumes at P&ARP segment, offset by increased spending during the year to support future growth and operational quality.

P&ARP. Adjusted EBITDA at our P&ARP segment increased by 55%, or €65 million, to €183 million for the year ended December 31, 2015, from €118 million for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €68 million of Adjusted EBITDA to this segment in the year ended December 31, 2015, Adjusted EBITDA decreased by €3 million or 3% and Adjusted EBITDA per ton increased by 2% from €190 per ton in the year ended December 31, 2014 to €194 per ton in the year ended December 31, 2015. Overall, Adjusted EBITDA remained relatively stable. Lower shipment volumes, which had a negative impact of €14 million, were offset by better mix on the sale of higher margin automotive products, which had a positive impact of €8 million, as well as premium loss favorability and better control of production costs and overhead spending.

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

A&T. Adjusted EBITDA at our A&T segment increased by 13%, or €12 million, for the year ended December 31, 2015 to €103 million, compared to €91 million for the year ended December 31, 2014. Excluding the effect of foreign currency translation, Adjusted EBITDA increased by 4% or €4 million over the period and Adjusted EBITDA per ton increased by 8% from €380 per ton in the year ended December 31, 2014 to €411 per ton. Shipments slightly decreased year over year however our shipments to high-end defense and aerospace customers, which typically carry higher margins due to a higher level of aluminium conversion complexity, increased, contributing to an overall positive price and mix effect of €43 million. Increased spending over the period to enhance our quality performance and optimize cost productivity had an offsetting impact of €31 million on Adjusted EBITDA.

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

AS&I. Adjusted EBITDA at our AS&I segment increased by 10%, or €7 million, in the year ended December 31, 2015 to €80 million, compared to €73 million for the year ended December 31, 2014. Excluding the effect of foreign currency translation, Adjusted EBITDA increased by 7% or €5 million over the period and Adjusted EBITDA per ton increased by 5% from €351 per ton in the year ended December 31, 2014 to €368 per ton in the year ended December 31, 2015. In the year ended December 31, 2015, higher automotive volumes, mainly driven by growing demand from OEMs in the North American market, contributed to favorable pricing and mix effect. The combined impact of volumes, pricing, and mix had a €28 million positive impact on the year over year Adjusted EBITDA growth. The automotive favorability was partially offset by increased costs incurred during the year ended December 31, 2015 to support our expansion in to the automotive market and increased maintenance and research and development costs over the period to support enhanced future performance.

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

Holdings and Corporate. Our Holdings and Corporate segment generated Adjusted EBITDA losses of €23 million, €7 million and €3 million in the years ended December 31, 2015, 2014 and 2013. The increase in the loss from the year ended December 31, 2014 to the year ended December 31, 2015 is primarily attributable to the impact of non-recurring costs incurred in the current period and the reversal of an environmental provision in the year ended December 31, 2014, which, together, contributed approximately €7 million of the year over year change. Foreign currency transactional losses at our Swiss corporate entity driven by the strengthening of the Swiss franc against the Euro during the period along with increased employee benefit expense also contributed significantly to the remaining balance of the year over year change.

The following table reconciles our net income or loss for each of the three years in the period ending December 31, 2015 to our Adjusted EBITDA for the years presented:

	For the year ended December 31,
	2015	2014	2013
(€ in millions)
Net (loss) income	(552)	54	100
Net income from discontinued operations	—	—	(4)
Other expenses	—	—	27
Finance costs, net	155	58	50
Income tax (benefit) expense	(32)	37	39
Share of (gain) loss of joint ventures	3	1	(3)
Metal price lag(a)	34	(27)	29
Start-up and development costs(b)	21	11	7
Manufacturing system and process transformation costs(c)	11	1	—
Wise acquisition and integration costs	14	34	—
Wise one-time costs related to the acquisition(d)	38	—	—
Share Equity Plans	7	4	2
Losses / (Gains) on Ravenswood OPEB plan amendment	5	(9)	(11)
Swiss pension plan settlements	—	(6)	—
Income tax contractual reimbursements	—	(8)	—
Apollo Management fees	—	—	2
Depreciation and amortization(e)	140	49	32
Restructuring costs	8	12	8
Impairment(f)	457	—	—
Losses on disposals and assets classified as held for sale	5	5	5
Unrealized losses / (gains) on derivatives	20	53	(12)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	3	(1)	(2)
Other	6	7	11

Adjusted EBITDA	343	275	280

(a)	Represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, multiplied by the quantity sold in the period.
(b)	For the year ended December 31, 2015, start-up costs relating to new sites and business development initiatives amounted to €21 million of which €16 million related to Body in White growth projects both in Europe and the U.S and €5 million related to the expansion of the site in Van Buren, U.S.
(c)	For the year ended December 31, 2015, manufacturing system and process transformation costs related to supply chain reorganization mainly in A&T operating segment.
(d)	Wise one-time costs related to the acquisition include:

•	Wise Mid-West premium losses: Constellium seeks to achieve a full pass-through model for LME and premiums, primarily through contractual arrangements with metal suppliers and customers. At the acquisition date (January 5, 2015), not all Wise contracts had this pass-through mechanism. Constellium has renegotiated these contracts to bring them in line with its usual practice. In addition, the Mid West Premium market conditions were abnormal in the year ended December 31, 2015 with premium falling from $524/metric ton as at January 5, 2015 to $198/metric ton as at December 31, 2015. This resulted in an un-recovered metal premium of €22 million.

•	Unwinding of Wise previous hedging policies: Constellium’s policies are to hedge all known exposures. Losses of €4 million were incurred on the unwinding of the predecessor’s hedging policies for the year ended December 31, 2015.

•	Effects of purchase accounting adjustment: Represents the non-cash step-up in inventory costs on the acquisition of Wise entities (€12 million).
(e)	Includes €61 million of depreciation and amortization expenses from Muscle Shoals assets for the year ended December 31, 2015.
(f)	Includes mainly for the year ended December 31, 2015, an impairment charge of €49 million related to Constellium Valais Property, plant and equipment and €400 million related to Muscle Shoals intangible assets and property, plant and equipment.

Covenant Compliance

Our debt agreements contain no maintenance covenants and events of default but contain customary affirmative and negative covenants that, among other things, restrict, subject to certain exceptions, our ability and the ability of our subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividends and other restricted payments.

The Unsecured Revolving Credit Facility was terminated on March 30, 2016 in connection with the issuance of the Senior Secured Notes. The Ravenswood ABL Facility described in “Item 10. Additional Information—C. Material Contracts—Ravenswood ABL Facility,” contains a financial maintenance covenant that requires Constellium Rolled Products Ravenswood, LLC (“Ravenswood”) to maintain excess availability of the greater of (i) $10 million and (ii) 10% of the aggregate revolving loan commitments. Ravenswood is currently in compliance with this financial maintenance covenant. The Ravenswood ABL Facility also contains customary negative covenants on liens, investments and restricted payments related to Ravenswood.

The Wise ABL Facility requires the maintenance of a fixed charge coverage ratio if the excess availability falls below the greater of 10% of the aggregate revolving loan commitment and $20 million. Wise’s excess availability as of December 31, 2015 was above 10% of the aggregate borrowing base and was greater than $20 million and as such, the company was not required to comply with the ratio requirement.

We were in compliance with our covenants throughout 2015 and 2014 and as of December 31, 2015 and 2014.

Liquidity and Capital Resources

Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties and related parties.

As part of our cash flow management, we have improved our net working capital through procurement initiatives designed to leverage economies of scale and improve terms of payment to suppliers, as well as through collection initiatives designed to improve our billings and collections processes to reduce outstanding receivables. We define net working capital days, days of inventories, days of payables and days of sales outstanding as net trade working capital, inventories, trade payables and trade receivables divided by revenues for the last quarter, multiplied by 90, respectively. Net trade working capital is inventories plus trade receivables net, less trade payables. We believe this measure helps users of the financial statements compare our cash management from period to period and against our peers in respect to our efficiency of working capital employed and the ability to provide sufficient liquidity in the short and long term. Our net working capital as a percentage of annual revenue decreased from 6% in 2013 and 2014 to 3% in 2015. Excluding the impact of factoring €429 million of receivables at the end of 2015, €145 million of which was related to Wise, and the impact of factoring €94 million of receivables at the end of 2014, our net working capital as a percentage of annual revenue increased from 8% at December 31, 2014 to 11% at December 31, 2015, primarily driven by Wise. While inventory at Wise has significantly decreased during the year driven by improved inventory control and supply chain optimization, the net working capital as a percentage of annual revenue was 18%, excluding the impact of factoring. Excluding Wise and after adjusting for the impact of factoring, our net working capital as a percentage of annual revenues was 7% in the year ended December 31, 2015, representing a slight decrease from the year ended December 31, 2014.

Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash on hand, cash flows from operations, and availability under our revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our ability to fund working capital needs, debt payments and other obligations depends on our future operating performance and cash flows and many factors outside of our control, including the costs of raw materials, the state of the overall industry and financial and economic conditions and other factors, including those described under the following risk factors within “Item 3. Key Information—D. Risk Factors.”

•	Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments;

•	A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships; and

•	Wise has substantial leverage and may be unable to obtain sufficient liquidity to operate its business and service its indebtedness. Constellium may elect to make capital contributions to Wise but is under no legal obligation to do so.

•	The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition.

It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we enter into combinations of forward contracts and currency options with financial institutions, selling forward U.S. dollars against euros. In addition, as discussed in “Item 4. Information on the Company—B. Business Overview—Managing our Metal Price Exposure,” when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S. dollar appreciates versus the euro or the LME price for aluminium falls, the derivative contracts entered into with financial institution counterparties have a negative mark-to-market. Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Company from the potential margin calls for significant market movements, we hold a significant liquidity buffer in cash or in availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor margin requirements on a daily basis for adverse movements in the U.S. dollar versus the euro and in aluminium prices. No margins were posted at December 31, 2015 or December 31, 2014.

At December 31, 2015, we had €733 million of total liquidity, comprised of €472 million in cash and cash equivalents, €56 million of undrawn credit facilities under our ABL facilities, €50 million available under our factoring arrangements, €145 million of undrawn credit facilities under our Unsecured Revolving Credit Facility, and €10 million under a revolving credit facility. Our ability to borrow under the Unsecured Revolving Credit Facility is subject to financial covenants with which we were compliant at December 31, 2015. The Unsecured Revolving Credit Facility was terminated on March 30, 2016 in connection with the issuance of the Senior Secured Notes.

Cash Flows

The following table summarizes our operating, investing and financing activities for the years ended December 31, 2015, 2014 and 2013:

	For the year ended December 31,
	2015	2014	2013
	(€ in millions)
Net cash provided by/(used) in:
Operating activities	511	212	184
Investing activities	(722)	(216)	(132)
Financing activities	(308)	753	43

Net (decrease)/increase in cash and cash equivalents, excluding the effect of exchange rate changes	(519)	749	95

Net cash from operating activities

Net cash from operating activities increased by €299 million, from an inflow of €212 million in the year ended December 31, 2014, to an inflow of €511 million in the year ended December 31, 2015. The year over year increase in operating cash flows is primarily attributable to a €335 million increase in the amount of receivables factored at the end of the year and the liquidation of the acquired Wise receivables during the year. This inflow was partially offset by the impact of the timing of vendor payments made.

Net cash from operating activities increased by €28 million, from an inflow of €184 million in the year ended December 31, 2013, to an inflow of €212 million for the year ended December 31, 2014. Net working capital days decreased by 5 days to 20 days for the year ended December 31, 2014, from 25 days for the year ended December 31, 2013. The increase in LME prices and foreign exchange drove all components of trade working capital up, especially inventories and in our A&T segment. Payables were also impacted by the expenses related to the Wise Acquisition, which were incurred in Q4 2014.

Net cash from investing activities

Cash flows used in investing activities increased by €506 million to €722 million for the year ended December 31, 2015, from €216 million for the year ended December 31, 2014, mainly driven by the net consideration paid in connection with the Wise Acquisition of €348 million, a €151 million increase in capital expenditures, €71 million of which was contributed by Wise. Cash flows used in investing activities also included €9 million related to an additional investment in joint ventures.

Cash flows used in investing activities increased by €84 million to €216 million for the year ended December 31, 2014, from €132 million for the year ended December 31, 2013, mainly driven by a €55 million increase in capital expenditures, to €199 million for the year ended December 31, 2014, from €144 million for the year ended December 31, 2013. Our capital expenditures for the year included €36 million related to the ramp up of our body-in-white projects in our PA&RP segment, a further €12 million spent on projects related to Airware and major maintenance in our A&T segment. Cash flows used in investing activities also included €19 million related to our investment in joint ventures, which was created during the fourth quarter of 2014.

For further details on capital expenditures projects, see the “—Financing Arrangements—Historical Capital Expenditures” section below.

Net cash from financing activities

Net cash flows from financing activities was an outflow of €308 million for the year ended December 31, 2015, compared to an inflow of €753 million for the year ended December 31, 2014. Net cash provided by financing activities in the year ended December 31, 2014 reflected the net impact of €1,153 million in proceeds from the issuance of the Constellium N.V. Senior Notes in May and December and repayment of €331 million in outstanding principal under the Term Loan. In the year ended December 31, 2015, no new debt was issued and an additional €104 million in interest was paid, driven by interest paid of €70 million on the acquired Wise debt, and a full year of interest paid on the Constellium N.V. Senior Notes. The outflow in the year ended December 31, 2015 also included €211 million in repayments made on the Ravenswood ABL Facility and other loans.

Net cash provided by financing activities was an inflow of €753 million for the year ended December 31, 2014, compared to an inflow of €43 million for the year ended December 31, 2013. Net cash provided by financing activities in the year ended December 31, 2014 reflected €1,153 million in proceeds from the issuance of Senior Notes in May and December, which was partially used to repay €331 million outstanding under the New Term Loan. Net cash provided by financing activities also included €27 million cash outflows related to payment of deferred financing costs and €34 million of other financing activities.

Historical Capital Expenditures

The following table provides a breakdown of the historical capital expenditures for property, plant and equipment by segment for the periods indicated:

	For the year ended December 31,
	2015	2014	2013
	(€ in millions)
P&ARP	169	74	37
A&T	113	71	53
AS&I	60	48	49
Intersegment and Other	8	6	5

Total from continuing operations	350	199	144

The main projects undertaken during the year ended December 31, 2015 included the Body-in-White capacity extension and the conversion of the Muscle Shoals plant acquired in 2015 from a can-stock to automotive product production facility within the P&ARP segment, and projects related to the Airware casthouse and capital investments, mainly at our Issoire and Ravenswood, West Virginia facilities, to support improved production capacity and manufacturing efficiency within the A&T segment.

Capital expenditures increased by €151 million, or 76%, to €350 million for the year ended December 31, 2015, from €199 million in the year ended December 31, 2014, as a result of the continuation of existing projects and new projects, including €62 million spent on Body-in-White projects in Europe and the U.S. and €21 million spent on Airware-related projects which were in progress during 2014. Expenditures related to new projects included €33 million related to production capacity improvements at our A&T facilities and €39 million related to the Muscle Shoals plant conversion project.

As at December 31, 2015, we had €296 million of construction in progress which relates to our continued maintenance, modernization and expansion projects at our Muscle Shoals, Neuf Brisach, Issoire, Van Buren, Ravenswood, West Virginia and Singen facilities.

Our principal capital expenditures are expected to total approximately €1,480 million in the years ended December 31, 2016 to 2021, in the aggregate. After giving effect to the transaction contemplated with UACJ, investments in our BiW Expansion program are expected to be approximately €284 million in the years ended

December 31, 2016 to 2021, in the aggregate. Investments in Muscle Shoals and in our Joint Venture with UACJ, after giving effect to the contemplated transaction (see “Item 4. Information on the Company—B. Business Overview—Recent Developments—Expansion of Joint Venture with UACJ”) including both maintenance and growth investments are expected to aggregate to approximately €345 million and €193 million respectively in the years ended December 31, 2016 to 2021. We currently expect all of our capital expenditures to be financed with cash on hand and external financing.

Off-Balance Sheet Arrangements

As of December 31, 2015, we have no significant off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our estimated material contractual cash obligations and other commercial commitments at December 31, 2015:

		Cash payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(unaudited, € in millions)
Borrowings(1)	2,139	122	597	145	1,275
Interest(2)	799	140	294	169	196
Derivatives relating to currencies and metal(3)	126	111	15	—	—
Operating lease obligations(4)	60	14	19	6	21
Capital expenditures	103	80	23	—	—
Finance leases(5)	67	10	20	16	21

Total(6)	3,294	477	968	336	1,513

(1)	Borrowings include our ABL Facilities which are considered short-term in nature and is included in the category “Less than 1 year.”
(2)	Interest includes approximately €40 million of interest related to the Wise Senior Payment-in-Kind (“PIK”) Toggle Notes, the principal of which is due in 2019. We may elect to settle our interest obligation with non-cash consideration. Interests under the May 2014 Senior Notes accrue at a rate of 5.750% per annum on the U.S. Dollar Notes and 4.625% per annum on the Euro Notes. Interests under the December 2014 Senior Notes accrue at a rate of 8.00% per annum on the U.S. Dollar Notes and 7.00% on the Euro Notes. Interests under the Wise Metals Group LLC Senior Notes accrue at a rate of 8.750% per annum. Cash interests and paid-in-kind interests under the Wise Metals Intermediate Holdings LLC Senior PIK Toggle Notes accrue at rates of 9.750% and 10.50% per annum, respectively.
(3)	Foreign exchange options have not been included as they are not in the money.
(4)	Operating leases relate to buildings, machinery and equipment.
(5)	Finance leases primarily relates to a sale-leaseback transaction in the U.S.
(6)	Retirement benefit obligations of €701 million are not presented above as the timing of the settlement of this obligation is uncertain.

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

United States pensions and healthcare plans

In the United States, we operate defined benefit plans, which, as of December 31, 2015, covered 1,159 active participants, 597 deferred participants and 1,981 retired employees.

There is a defined contribution (401(k)) savings plan and an unfunded post-employment benefit scheme.

Wise contributed €8 million in the Group’s net defined benefit obligation.

Switzerland

As of December 31, 2015, there were 785 employees and 114 retired employees in the Swiss pension plan.

Germany

In Germany, there are a number of defined benefit and defined contribution pension schemes, which, as of December 31, 2015, covered a total of 1,466 active participants, 469 deferred participants and 2,765 retired employees.

France

In France, there are unfunded defined benefit pension plans and a healthcare plan, which, as of December 31, 2015, covered 3,909 active participants and 563 retired employees.

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

For the year ended December 31, 2015, the total expense recognized in the income statement in relation to all our pension and post-retirement benefits was €48 million (compared to €30 million for the year ended December 31, 2014). At December 31, 2015, the fair value of the plans assets was €362 million (compared to €330 million as of December 31, 2014), compared to a present value of our obligations of €1,063 million (compared to €987 million as of December 31, 2014), resulting in an aggregate plan deficit of €701 million (compared to €657 million as of December 31, 2014).

Contributions to pension plans totaled €32 million for the year ended December 31, 2015 (compared to €34 million for the year ended December 31, 2014). Contributions for other benefits totaled €18 million for the year ended December 31, 2015 (compared to €15 million for the year ended December 31, 2014).

Our estimated funding for our funded pension plans and other post-retirement benefit plans is based on actuarial estimates using benefit assumptions for discount rates, rates of compensation increases, and health care cost trend rates. The deficit related to the funded pension plan and the present value of the unfunded obligations as of December 31, 2015 were €319 million and €382 million, respectively. The deficit related to funded pension plan and the present value of the unfunded obligations as of December 31, 2014 were €282 million and €375 million, respectively. Estimating when the obligations will require settlement is not practicable and therefore these have not been included in the Contractual Obligations table above.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

Our principal accounting policies are set out in Note 2 to the audited consolidated financial statements, which appear elsewhere in this Annual Report. New standards and interpretations not yet adopted are also disclosed in Note 2.3 to our audited consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table provides information regarding our executive officers and the members of our board of directors as of the date of this Annual Report (ages are given as of April 18, 2016). The business address of each of our executive officers and directors listed below is c/o Constellium, Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Name	Age	Position	Date of Appointment
Richard Evans	68	Chairman	January 5, 2011
Pierre Vareille	58	Director	March 1, 2012
Guy Maugis	62	Director	January 5, 2011
Philippe Guillemot	56	Director	May 21, 2013
Werner Paschke	66	Director	May 21, 2013
Michiel Brandjes	61	Director	June 11, 2014
Peter Hartman	67	Director	June 11, 2014
John Ormerod	67	Director	June 11, 2014
Lori Walker	58	Director	June 11, 2014

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

Pierre Vareille. Mr. Vareille has been the Chief Executive Officer of Constellium since March 2012. Prior to joining Constellium, Mr. Vareille was Chairman and Chief Executive Officer of FCI, a world-leading manufacturer of connectors. Mr. Vareille is a graduate of the French engineering school Ecole Centrale de Paris and the Sorbonne University (economics and finance). He started his career in 1982 with Vallourec, holding various positions in manufacturing, controlling, sales and strategy before being appointed Chief Executive Officer of several subsidiaries. From 1995 to 2000 Mr. Vareille was Chairman and Chief Executive Officer of GFI Aerospace (now LISI Aerospace), after which he joined Faurecia as a member of the executive committee and Chief Executive Officer of the Exhaust Systems business. In 2002, he moved to Pechiney as a member of the executive committee in charge of the aluminium conversion sector and as Chairman and Chief Executive Officer of Rhenalu. He was then named in 2004 as Group Chief Executive of Wagon Automotive, a company listed on the London Stock Exchange, where he served until 2008. Mr. Vareille has been a member of the Societe Bic board of directors since 2009. Mr. Vareille has also been a director of Verallia since 2015.

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

Philippe Guillemot. Mr. Guillemot is Chief Operating Officer of Alcatel-Lucent. He has nearly thirty years of experience in quality control and management, particularly with automotive components manufacturers and power distribution product manufacturers. From April 2010 to February 2012, he served as Chief Executive Officer of Europcar Group, the leading provider of car rental services in Europe with a presence in 150 countries. From 2010 to 2012, Mr. Guillemot served as a director and audit committee member of Visteon Corp. Mr. Guillemot served as Chairman and CEO of Areva T&D from 2004 to 2010, and previously served in management positions at Valeo and Faurecia. Mr. Guillemot began his career at Michelin, where he was initially responsible for production quality and plant quality at sites in Canada, France and Italy. He was a member of Booz Allen Hamilton’s Automotive Practice from 1991 to 1993 before returning to Michelin to serve as an operations manager, director of Michelin Group’s restructuring in 1995-1996, Group Quality Executive Vice-President, and Chief Information Officer. Mr. Guillemot received his undergraduate degree in 1982 from Ecole des Mines in Nancy and received his MBA from Harvard University in Cambridge, MA in 1991.

Werner P. Paschke. Mr. Paschke is an independent Director of several companies, currently at Braas Monier Building Group SA, where he chairs the Audit Committee, and at Schustermann & Borenstein GmbH. In previous years he served on the Supervisory Boards of Conergy Aktiengesellschaft and Coperion GmbH. Between 2003 and 2006, Mr. Paschke served as Managing Director and Chief Financial Officer of Demag Holding in Luxemburg, where he was responsible for actively enhancing the value of seven former Siemens and Mannesmann units. From 1992 to 2003 he worked for Continental AG, since 1994 as ‘Generalbevollmächtigter’ for corporate controlling, plus later accounting. From 1989 to 1992 he served as Chief Financial Officer for General Tire Inc., in Akron, Ohio, USA. From 1973 to 1987 he held different positions at Continental AG in finance, distribution, marketing and controlling. Mr. Paschke studied economics at Universities Hannover, Hamburg and Munster/Westphalia and is a 1993 graduate of the International Senior Management Program at Harvard University.

Michiel Brandjes. Mr. Brandjes has served as director since June 2014. Mr. Brandjes serves as Company Secretary and General Counsel Corporate of Royal Dutch Shell plc since 2005. Mr. Brandjes formerly served as Company Secretary and General Counsel Corporate of Royal Dutch Petroleum Company. He served for 25 years on numerous legal and non-legal jobs in the Shell Group within the Netherlands and abroad, including as head of the legal department in Singapore and as head of the legal department for North East Asia based in Beijing and

Hong Kong. Before he joined Shell, Mr. Brandjes worked at a law firm in Chicago after graduating from law school at the University of Rotterdam and at Berkeley, California. He has published a number of articles on legal and business topics, is a regular speaker on corporate legal and governance topics and serves in a number of advisory and non-executive director positions not related to Shell.

Peter F. Hartman. Mr. Hartman has served as a director since June 2014. Mr. Hartman serves as Vice Chairman of Air France KLM since July 2013. He also serves as member of the supervisory boards of Fokker Technologies Group B.V since 2013, Royal Ten Cate N.V. since 2013, Air France KLM S.A. since 2010 and Texel Airport N.V. since mid-2013. Mr. Hartman is also Chairman of ACARE (Advisory Council for Aviation Research and Innovation in Europe) and Chairman of Connekt. Mr. Hartman served as President and CEO of KLM Royal Dutch Airlines from 2007 to 2013, and as member of the supervisory boards of Kenya Airways from 2004 to 2013, Stork B.V. from 2008 to 2013, CAI Compagnia Aerea Italiana S.p.A. from 2009 to January 2014 and Delta Lloyd Group N.V. from 2010 to May 2014. Mr. Hartman received a Bachelor’s degree in Mechanical Engineering from HTS Amsterdam, Amsterdam and a Master’s degree in Business Economics from Erasmus University, Rotterdam.

John Ormerod. Mr. Ormerod is a chartered accountant and has worked for over 30 years in public accounting firms. He served for 32 years at Arthur Andersen, serving in various client service and management positions, with last positions held from 2001 to 2002 serving as Regional Managing Partner UK and Ireland, and Managing Partner (UK). From 2002 to 2004, he was Practice Senior Partner for London at Deloitte (UK) and was member of the UK executives and Board. Mr. Ormerod is a graduate of Oxford University. Mr. Ormerod currently serves in the following director positions: since 2006, as Non-executive director and Chairman of the audit committee of Gemalto N.V., and as member of the compensation committee; since 2008, as Non-executive director of ITV plc and member of the remuneration and nominations committees, and as Chairman of the audit committee since 2010. Until December 31, 2015, Mr. Ormerod served as Non-executive director of Tribal Group plc., as a member of the audit, remuneration and nominations committees, and as Chairman of the board. Mr. Ormerod served as Non-executive director and Chairman of the audit committee of Computacenter plc and as member of the remuneration and nominations committees until April 1, 2015. Mr. Ormerod also served as senior independent director of Misys plc from 2006 to 2012, and as director and Chairman of the audit committee from 2005 until 2012.

Lori A. Walker. Ms. Walker has served as a director since June 2014. Ms. Walker currently serves as the Audit Committee Chair of Southwire since 2014, and as a member of the audit and compensation committees of Compass Minerals since 2015. Ms. Walker previously served as Chief Financial Officer and Senior Vice President of The Valspar Corporation from 2008 to 2013, where she led the Finance, IT and Communications teams. Prior to that position, Ms. Walker served as Valspar’s Vice President, Controller and Treasurer from 2004 to 2008, and as Vice President and Controller from 2001 to 2004. Prior to joining Valspar, Ms. Walker held a number of roles with progressively increasing responsibility at Honeywell Inc. during a 20-year tenure, with her last position there serving as Director of Global Financial Risk Management. Ms. Walker holds a Bachelor of Science of Finance from Arizona State University and attended the Executive Institute Program and the Director’s College at Stanford University.

The following persons are our officers as of the date of this Annual Report (ages are given as of April 18, 2016):

Name	Age	Title
Pierre Vareille	58	Chief Executive Officer
Didier Fontaine	54	Chief Financial Officer
Paul Warton	54	President, Automotive Structures and Industry business unit
Marc Boone	54	Vice President, Human Resources
Jeremy Leach	54	Vice President and Group General Counsel
Nicolas Brun	50	Vice President, Communications
Yves Merel	49	Vice President, EHS & Lean Transformation
Simon Laddychuk	49	Vice President & Chief Technical Officer
Ingrid Joerg	47	President, Aerospace and Transportation business unit
Arnaud Jouron	47	President, Packaging and Automotive Rolled Products business unit
Peter Basten	40	Vice President, Strategy and Business Development

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

Paul Warton. Mr. Warton has served as our President, Automotive Structures & Industry since January 2011, and previously held the same role at Alcan Engineered Products since November 2009. Mr. Warton joined Alcan Engineered Aluminum Products in November 2009 following manufacturing, sales and general management positions in the automotive and construction industries. He has spent 22 years managing aluminium extrusion companies across Europe, North America and China. He has held Managing Director positions in Alcoa Europe followed by the positions of President Sapa Building Systems and President Sapa North Europe Extrusions during the integration process with Alcoa soft alloy extrusions. Mr. Warton served on the Building Board of the European Aluminum Association (EAA) and is now Chairman of the Extruders Division of European Aluminium (EA). He holds a First Class Honours degree in Production Engineering and an MBA from London Business School.

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

Simon Laddychuk. A practiced leader with over 20 years of experience gained in the metals industry, Simon Laddychuk is the Vice President and Chief Technical Officer for Constellium. In this role he oversees the Research and Development, Technology and group Engineering activities. Prior to his current role he was the Vice President of Manufacturing for the Aerospace and Transportation Business Unit a global leader serving key aerospace customers with advanced aluminium solutions for current and future aircraft and other value-added market applications. Born in South Wales, United Kingdom, Simon graduated in the UK. He holds a number of Engineering qualifications, a Bachelor of Science Degree in Materials Science and an MBA. He is a member of the Institute of Materials. He joined Constellium (ex Alcan Engineered Products) in 1991, where he has held operational and corporate management positions in different sectors in packaging and aluminium conversion in Europe and North America. Throughout his career at Constellium, Simon has always shown his active personal involvement in health, safety and the environment, sustainability and climate issues between 2003 - 2007 personally leading the development and implementation of Alcan’s strategy for Sustainability and EHS.

Ingrid Joerg. Ingrid Joerg has been President of Constellium’s Aerospace and Transportation business unit since June 2015. Previously, Ms. Joerg served as Chief Executive Officer of Aleris Rolled Products Europe. Prior to joining Aleris, Ingrid Joerg held leadership positions with Alcoa where she was President of its European and Latin American Mill Products business unit, and commercial positions with Amag Austria. Ingrid Joerg received a Master’s Degree in Business Administration from the University of Linz, Austria.

Arnaud Jouron. Arnaud Jouron has been President of Constellium’s Packaging and Automotive Rolled Products business unit since December 2015. Before joining Constellium, he worked for ten years at ArcelorMittal serving as CEO of the Tubular Products Division and as CFO of Long Carbon Europe, and Stainless segments. Prior to ArcelorMittal, Mr. Jouron worked 12 years in various consulting firms, including McKinsey & Company, Arthur D. Little and Bossard Consultants. Mr. Jouron is a graduate of France’s Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées.

Peter Basten. Mr. Basten has been Vice President Strategy and Business Planning since July 2015. He was previously the Managing Director of Soft Alloys Europe at Constellium’s Automotive Structures and Industry

Business Unit. Prior to this position he was Constellium’s Vice President Strategic Planning & Business Development. Mr. Basten joined Alcan in 2005 as the Director of Strategy and Business Planning at Alcan Specialty Sheet, and became Director of Sales and Marketing in 2008, responsible for the aluminium packaging applications markets. Prior to joining Alcan, Peter worked as a consultant at Monitor Group, a strategy consulting firm. His responsibilities ranged from developing marketing, corporate, pricing and competitive strategy to M&A and optimizing manufacturing operations. Mr. Basten holds degrees in Applied Physics (Delft University of Technology, Netherlands) and Economics & Corporate Management (ENSPM, France).

There are no family relationships between the executive officers and the members of our board of directors.

B.	Compensation

Non-Executive Director Compensation

For 2015, each of our non- executive directors was paid an annual retainer of €60,000 and received €2,000 for each meeting of the board they attended in person and €1,000 for each meeting they attended by telephone. In addition, the Chairman of the Audit Committee received an annual retainer of €15,000, and the Chairman of each of the Remuneration and the Nominating and Governance Committees received an annual retainer of €8,000.

Mr. Evans, as Chairman of the Board, was paid an additional €60,000 per year for his services, a position to which he was appointed on December 6, 2012.

The following table sets forth the approximate remuneration paid or payable in respect of our 2015 fiscal year to our non-employee directors:

Name	Annual Director Fees	Board/ Committee Attendance Fees	Equity Awards(1)	Total
Richard B. Evans	€128,000	€32,000	€44,156	€204,156
Guy Maugis	€68,000	€29,000	€35,327	€132,327
Philippe Guillemot	€60,000	€20,000	€35,327	€115,327
Werner P. Paschke	€75,000	€27,000	€35,327	€137,327
Michiel Brandjes	€60,000	€14,000	€35,327	€109,327
Lori A. Walker	€60,000	€31,000	€35,327	€126,327
Peter F. Hartman	€60,000	€22,000	€35,327	€117,327
John Ormerod	€60,000	€26,000	€35,327	€121,327
Matthew H. Nord(2)	€68,000	€25,000	€35,327	€128,327
TOTAL	€639,000	€226,000	€326,772	€1,191,772

(1)	The amount reported as Equity Awards represents the grant date fair value of the awards granted in 2015, computed in accordance with IFRS 2. In 2015, Richard B. Evans was granted 3,946 RSUs and all other non-executive directors were granted 3,157 RSUs each. These RSUs vest 50% on each anniversary date of the grant date (see Note 31 to the consolidated financial statements).
(2)	Matthew H. Nord left the Board in November 2015. His RSUs were cancelled.

Officer Compensation

The table below sets forth the approximate remuneration paid during our 2015 fiscal year to certain of our executive officers, including Pierre Vareille, our Chief Executive Officer, Didier Fontaine, our Chief Financial Officer, Paul Warton, our President, Automotive Structures & Industry, Ingrid Joerg, our President, Aerospace & Transportation since June 2015 and Arnaud Jouron, our President, Packaging & Automotive Rolled Products since December 2015. It also includes Laurent Musy, our former President of Aerospace and Transportation who resigned effective June 30, 2015. The remuneration information for our executive officers other than Mr. Vareille is presented on an aggregate basis in the row labeled “Other Executive Officers” in the table below.

The Executive Performance Award Plan (the “EPA”) bonuses paid in March 2015 to certain of our executive officers were paid in respect of 2014 EPA awards granted to such officers. In addition, each such executive officer was granted a restricted stock unit award under the Constellium N.V. 2013 Equity Incentive Plan pursuant to a shareholding retention program implemented by our remuneration committee. See “—Shareholding Retention Program” below.

Name	Base Salary Paid	Bonus EPA Paid	Equity Awards(1)	Pension(2)	Other Compensation(3)	Total(4)
Pierre Vareille	€884,810	€525,575	€942,122	€156,840	€1,875	€2,511,222
Other Executive Officers (Didier Fontaine, Laurent Musy, Paul Warton, Ingrid Joerg, Arnaud Jouron)	€1,459,845	€578,394	€1,042,125	€163,234	€618,661	€3,862,259

(1)	The amount reported as Equity Awards represents the grant date fair value of the awards granted in 2015, computed in accordance with IFRS 2. In 2015, Pierre Vareille was granted 25,000 RSUs and 50,000 performance-based RSUs. In 2015, our Other Executive Officers (Didier Fontaine, Paul Warton, Ingrid Joerg, Arnaud Jouron) were granted, in the aggregate, 50,000 RSUs, and 50,000 performance-based RSUs. The RSUs vest after a 2- or 3-year service period from grant date and the performance-based RSUs vest after a 3-year service period from grant date, subject to certain market-related performance conditions (see Note 31 to the consolidated financial statements).
(2)	Pension represents amounts contributed by the Company during the 2015 fiscal year to the French and Swiss states as part of the employer overall pension requirements apportioned to the base salary of these individuals.
(3)	Other compensation primarily represents the costs to the Company of providing a Company car, lunch allowance, sign on bonus and tax services during 2015 to Messrs. Fontaine, Musy, Warton, Jouron and Mrs. Joerg.
(4)	Amounts reported in the total reflect proration for individuals who were not employed by the Company for all of 2015.

The total remuneration paid to such executive officers, including Messrs. Vareille and Fontaine, during our 2015 fiscal year amounted to €4,069,160, consisting of (i) an aggregate base salary of €2,344,655, (ii) aggregate short-term incentive compensation of €1,103,969, and (iii) aggregate other compensation in an amount equal to €620,536. The total amount contributed to the value of the pensions for such executive officers, including Messrs. Vareille and Fontaine, during our 2015 fiscal year was €320,074.

The total remuneration paid to such executive officers, including Messrs. Vareille and Fontaine, during our 2014 fiscal year amounted to €4,077,836, consisting of (i) an aggregate base salary of €2,294,329, (ii) aggregate short-term incentive compensation of €1,335,124, and (iii) aggregate other compensation in an amount equal to €448,383. The total amount contributed to the value of the pensions for such executive officers, including Messrs. Vareille and Fontaine, during our 2014 fiscal year was €363,469.

Below is a brief description of the compensation and benefit plans in which our officers participate.

Executive Performance Award Plan

Each of our officers participates in the EPA. The EPA is an annual cash bonus plan intended to provide performance-related award opportunities to employees who contribute substantially to the success of Constellium. Under the EPA, participants are granted opportunities to earn cash bonuses (expressed as a percentage of base salary) based on the level of achievement of certain financial metrics established by our remuneration committee for the applicable annual performance period, environmental, health and safety (“EHS”) performance objectives approved by our remuneration committee and individual and team objectives established by the applicable participant’s supervisor. The level of attainment of awards granted under the EPA is generally determined to be 70% based on the level of attainment of the applicable financial metrics, 10% based on the level of attainment of EHS performance objectives and 20% based on the level of attainment of individual and team objectives. Awards are paid (generally subject to continued service through the end of the applicable annual performance period) in the year following the year for which such awards were granted.

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

Constellium N.V. 2013 Equity Incentive Plan

The Company adopted the Constellium N.V. 2013 Equity Incentive Plan (the “Constellium 2013 Equity Plan”). The principal purposes of this plan are to focus directors, officers and other employees and consultants on business performance that creates shareholder value, to encourage innovative approaches to the business of the Company and to encourage ownership of our ordinary shares by directors, officers and other employees and consultants.

The Constellium 2013 Equity Plan provides for a variety of awards, including “incentive stock options” (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)) (“ISOs”), nonqualified stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance units, other stock-based awards or any combination of those awards. The Constellium 2013 Equity Plan provides that awards may be made under the plan for ten years. We have reserved 7,292,291 ordinary shares for issuance under the Constellium 2013 Equity Plan, subject to adjustment in certain circumstances to prevent dilution or enlargement.

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

Free Share Program

In connection with our IPO, our remuneration committee approved a free share program for all employees (other than short-term employees) situated in the United States, France, Germany, Switzerland, and the Czech Republic. Under this program, each eligible employee received an award of 25 restricted stock units under the Constellium 2013 Equity Plan in May 2013 that have vested and have been settled in ordinary shares on the second anniversary of our IPO, i.e., in May 2015 for those employees still employed by the Company or its subsidiaries through that date.

Shareholding Retention Program

In October 2013, our remuneration committee approved a shareholding retention program to encourage critical members of our senior management team to maintain a significant portion of their current investment under the Company’s Management Equity Plan (the “MEP”) (which it has now been resolved, with effect as of November 10, 2015, to wind up; further described in “—Management Equity Plan”). Pursuant to this program, certain members of our senior management team were awarded a one-time retention award under the Constellium 2013 Equity Plan consisting of a grant of restricted stock units with a grant date value equal to a specified percentage of the recipient’s annual base salary. The restricted stock units will vest and be settled for our ordinary shares on the second anniversary of the date of grant, subject to the recipient remaining continuously employed with the Company through that date, and for any recipient who was an MEP participant, subject to his or her retaining, prior to the wind-up of the MEP, at least 75% of his or her interest in our ordinary shares under the MEP (including any interest in ordinary shares that becomes vested following the date of grant), and his or her compliance with the protocol to be established by the Company for the orderly liquidation of shares held in the MEP.

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

Our board of directors (the “Board”) currently consists of nine directors, less than a majority of whom are citizens or residents of the United States.

We currently have a one-tier Board consisting of one Executive Director and eight Non-Executive Directors (each, a “Director”). Under Dutch law, the Board is responsible for our policy making and day-to-day management. The Non-Executive Directors supervise and provide guidance to the Executive director. Each Director owes a duty to us to properly perform the duties assigned to him and to act in our corporate interest. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

The Management and Supervision Act (Wet bestuur en toezicht), effective as of January 1, 2013, strives for a balanced composition of management and supervisory boards of “large” companies, such as Constellium, to the effect that at least 30% of the positions on the management and supervisory boards of such companies are held by women and at least 30% by men. There is no legal sanction if the composition of such company’s board is not balanced in accordance with the Act. An appointment contrary to these rules will therefore not be null and void. However, in such case, the company must explain any noncompliance with the 30% criteria in its annual report. The explanation must include the reasons for noncompliance and the actions the company intends to take in order to comply in the future. These rules have expired on January 1, 2016. New rules with respect to this may be introduced in the near future.

Our Articles of Association provide that our shareholders acting at a general meeting (a “General Meeting”) appoint directors upon a binding nomination by the Board. The General Meeting may at all times overrule the binding nature of such nomination by a resolution adopted by a majority of at least two-thirds of the votes cast, provided that such majority represents more than 50% of our issued share capital. If the binding nomination is overruled, the Non-Executive Directors may then make a new nomination. If such a nomination has not been made or has not been made in time, this shall be stated in the notice and the General Meeting shall be free to appoint a director in its discretion. Such a resolution of the General Meeting must be adopted by at least two-thirds of the votes cast, provided that such majority represents more than 50% of our issued share capital.

The Directors may be suspended or dismissed at any time by the General Meeting. A resolution to suspend or dismiss a Director must be adopted by at least two-thirds of the votes cast, provided that such majority represents more than 50% of our issued share capital. If, however, the proposal to suspend or dismiss the Directors is made by the Board, the proposal must be adopted by simple majority of the votes cast at the General Meeting. The Executive Director can at all times be suspended by the Board.

Director Independence

As a foreign private issuer under the NYSE rules, we are not required to have independent Directors on our Board, except to the extent that our Audit Committee is required to consist of independent Directors. However, our Board has determined that, under current NYSE listing standards regarding independence (which we are not currently subject to), and taking into account any applicable committee standards, Messrs. Evans, Brandjes, Guillemot, Hartman, Maugis, Ormerod and Paschke and Ms. Walker are independent directors.

Committees

Audit Committee

As of December 31, 2015 our Audit Committee consisted of the following independent directors under the NYSE requirements: Werner Paschke (Chair), Philippe Guillemot, Guy Maugis, John Ormerod and Lori Walker. Our Board has determined that at least one member is an “audit committee financial expert” as defined by the SEC and also meets the additional criteria for independence of Audit Committee members set forth in Rule 10A-3(b)(1) under the Exchange Act.

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

Remuneration Committee

As of December 31, 2015, our remuneration committee consisted of two directors: Peter Hartman (Chair) and Richard Evans. Until November 2015, the Committee consisted of three directors, including Matthew Nord (former Chair), who resigned in November 2015.

The principal duties of our Remuneration Committee are as follows:

•	to review, evaluate and make recommendations to the full Board regarding our compensation policies and establish performance-based incentives that support our long-term goals, objectives and interests;

•	to review and approve the compensation of our Chief Executive Officer, all employees who report directly to our Chief Executive Officer and other members of our senior management;

•	to review and make recommendations to the Board with respect to our incentive compensation plans and equity-based compensation plans;

•	to set and review the compensation of and reimbursement policies for members of the Board;

•	to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

•	to provide regular reports to the Board and take such other actions as are necessary and consistent with our Articles of Association.

Nominating/Corporate Governance Committee

As of December 31, 2015, our Nominating/Corporate Governance Committee consisted of two Directors: Richard Evans (Chair) and Michiel Brandjes. Until November 2015, the Committee consisted of three directors, including Matthew Nord who resigned in November 2015.

The principal duties and responsibilities of the nominating/corporate governance committee are as follows:

•	to establish criteria for Board and Committee membership and recommend to our Board proposed nominees for election to the Board and for membership on Committees of our Board; and

•	to make recommendations to our Board regarding board governance matters and practices.

D.	Employees

As of December 31, 2015, we employed approximately 11,000 permanent employees of which approximately 85% were engaged in production and maintenance activities and approximately 15% were employed in support functions. Approximately 40% of our employees were employed in France, 17% in Germany, 26% in the United States, 8% in Switzerland, and 9% in Eastern Europe and other regions. As of December 31, 2015 and 2014, we employed approximately 11,000 and 8,900 employees, respectively.

A vast majority of non-U.S. employees and approximately 49% of U.S. employees are covered by collective bargaining agreements. These agreements are negotiated on site, regionally or on a national level and are of different durations. Except in connection with prior negotiations completed during the fourth quarter of 2011, around our plan to restructure our plant in Ham, France (which has since been disposed of), we have not experienced a prolonged labor stoppage in any of our production facilities in the past 10 years.

In addition to our employees, we employed 1,031, 600 and 1,500 temporary employees, respectively, as of December 31, 2013, 2014, and 2015.

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

Management KG is a vehicle which has allowed current and former directors, officers and employees of Constellium who invested in the MEP (either directly or indirectly through one or more investment vehicles) (the “MEP Participants”) to hold a limited partnership interest in Management KG that corresponded to a portion of the shares in Constellium held by Management KG. Certain of our executive officers, including our Chief Executive Officer, Mr. Vareille, and our Chief Financial Officer, Mr. Fontaine, each participated in the MEP. In connection with our IPO, the MEP was frozen and no other employees, officers or directors of Constellium were invited to become MEP Participants. Any future equity incentive awards were to be granted under the Constellium 2013 Equity Plan.

Following the advisory board resolution of GP GmbH dated November 6, 2015, it was resolved to wind-up the MEP, which is expected to be finalized in the course of 2016. In connection with the wind-up of the MEP, the respective shares held through the MEP were distributed to former MEP Participants in the amount of their corresponding investments and awards under the program. The shares distributed in connection with the previous investment of Mr. Vareille represented 972,080 Class A ordinary shares; and the shares distributed in connection with the previous MEP investment of Mr. Fontaine represented 131,985 Class A ordinary shares. In connection with the wind-up of the MEP and with effect as of November 10, 2015, 2,410,357 Class A ordinary shares were transferred to the 34 MEP Participants in accordance with their respective share allocations under the MEP.

Management KG no longer holds any shares in Constellium and the limited partnership interests no longer represent an indirect economical interest in Constellium; it is therefore intended to terminate the Management KG (the “Termination”). Pursuant to an advisory board resolution of GP GmbH dated November 6, 2015, the Termination involves the following main steps: (a) the transfer by each of the remaining registered limited partners of their respective limited partnership interests to Stichting Management Omega and thereafter (b) the entry into a withdrawal agreement between GP GmbH and Stichting Management Omega, whereby GP GmbH shall withdraw from, and thus cease to be a partner in, Management KG, leaving Stichting Management Omega to assume all of Management KG’s residual assets and liabilities by way of universal succession (Gesamtrechtsnachfolge) without liquidation by way of accretion (Anwachsung). Following the Termination, the processes for liquidating GP GmbH and Stichting Management Omega will be implemented.

Equity Incentive Plan

The Company adopted the Constellium 2013 Equity Plan under which certain of our directors, officers, employees, and consultants are eligible to receive equity awards. See “—Constellium N.V. 2013 Equity Incentive Plan” above.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth the principal shareholders of Constellium N.V. (each person or group of affiliated persons who is known to be the beneficial owner of more than 5% of ordinary shares) and the number and percentage of ordinary shares owned by each such shareholder, in each case as of April 18, 2016.

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

The beneficial ownership percentages in this table have been calculated on the basis of the total number of Class A ordinary shares.

Name of beneficial owner	Number of Class A ordinary shares		Beneficial ownership percentage
Caisse des Dépôts et Consignations, Bpifrance Participations, BPI-Groupe (bpifrance), EPIC BPI-Groupe	12,846,969	(1)	12.2%
Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C., Adage Capital Advisors, L.L.C., Robert Atchinson, Phillip Gross	10,354,586	(2)	9.8%
North Run Capital, LP, North Run Advisors, LLC, Todd B. Hammer, Thomas B. Ellis	8,124,132	(3)	7.7%
Vaughan Nelson Investment Management, L.P., Vaughan Nelson Investment Management, Inc.	7,455,765	(4)	7.1%
Steven A. Cohen.	6,178,950	(5)	5.9%
Prudential Financial, Inc.	5,987,030	(6)	5.7%
Jennison Associates LLC	5,765,822	(7)	5.5%
BlackRock, Inc.	5,763,656	(8)	5.5%

Name of beneficial owner	Number of Class A ordinary shares		Beneficial ownership percentage
Directors and Senior Management
Richard B. Evans	142,756	(9)	*
Pierre Vareille	1,325,001	(10)	1.3%
Guy Maugis	1,579	(11)	*
Philippe Guillemot	5,987	(12)	*
Werner P. Paschke	50,987	(13)	*
Michiel Brandjes	7,691	(14)	*
Peter F. Hartman	3,804	(15)	*
John Ormerod	8,804	(16)	*
Lori A. Walker	3,804	(17)	*
Didier Fontaine	161,942	(18)	*
Paul Warton	239,408	(19)	*
Ingrid Joerg	10,000	(20)	*
Arnaud Jouron	—		*

*	Represents beneficial ownership of less than one percent.
(1)	This information is based on a Schedule 13D/A filed with the SEC on July 25, 2013. Bpifrance Participations (“Bpifrance”) is a wholly-owned subsidiary of BPI-Groupe (bpifrance), a French financial institution (“BPI”) jointly owned and controlled by the Caisse des Dépôts et Consignations, a French special public entity (établissement special) (“CDC”) and EPIC BPI-Groupe, a French public institution of industrial and commercial nature (“EPIC”). Bpifrance holds directly 12,846,969 ordinary shares and neither BPI, CDC nor EPIC holds any ordinary shares directly. BPI may be deemed to be the beneficial owner of 12,846,969 ordinary shares, indirectly through its sole ownership of Bpifrance. CDC and EPIC may be deemed to be the beneficial owners of 12,846,969 ordinary shares, indirectly through their joint ownership and control of BPI. The principal address for CDC is 56, rue de Lille, 75007 Paris, France and for Bpifrance, BPI and EPIC is 27-31 avenue du Général Leclerc 94700 Maisons-Alfort, France.
(2)	This information is based on a Schedule 13G/A filed with the SEC on February 16, 2016 by (i) Adage Capital Partners, L.P., a Delaware limited partnership (“ACP”), (ii) Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware (“ACPGP”), as general partner of ACP, (iii) Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware (“ACA”), as managing member of ACPGP, general partner of ACP, (iv) Robert Atchinson (“Mr. Atchinson”), as managing member of ACA, managing member of ACPGP, general partner of ACP, (v) Phillip Gross (“Mr. Gross”), as managing member of ACA, managing member of ACPGP, general partner of ACP. The Schedule 13G/A reports that each of Adage Capital Partners, L.P., ACPGP, ACA, Mr. Atchinson and Mr. Gross may be deemed to have voting and sole dispositive power of 10,354,586 ordinary shares. ACP has the power to dispose of and the power to vote our ordinary shares beneficially owned by it, which power may be exercised by its general partner, ACPGP. ACA, as managing member of ACPGP, directs ACPGP’s operations. Neither ACPGP nor ACA directly own any of our ordinary shares. ACPGP and ACA may be deemed to beneficially own our ordinary shares owned by ACP. Messrs. Atchinson and Gross, as managing members of ACA, have shared power to vote our ordinary shares beneficially owned by ACP. Neither Mr. Atchinson nor Mr. Gross directly own any of our ordinary shares. Each may be deemed to beneficially own the ordinary shares beneficially owned by ACP. The address of the business office of each of ACP, ACPGP, ACA, Mr. Atchinson, and Mr. Gross is 200 Clarendon Street, 52nd floor, Boston, MA 02116.
(3)

This information is based on a Schedule 13G filed with the SEC on February 12, 2016 on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis. Todd B. Hammer and Thomas B. Ellis are the principals and sole members of North Run. North Run is the general partner of the Investment Manager. The Investment Manager is the investment manager of certain private pooled investment vehicles. North Run, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed to have shared voting and share dispositive power over 8,124,132 of our ordinary shares. The address of the principal business office of North Run, Investment Manager, Mr. Hammer and Mr. Ellis is One International Place, Suite 2401, Boston, MA 02110.
(4)	This information is based on a Schedule 13G filed with the SEC on February 11, 2016. Vaughan Nelson Investment Management, L.P. (“Vaughan Nelson”) and Vaughan Nelson Investment Management, Inc. (“General Partner”) each reports that it may be deemed to have sole voting power with respect to 6,512,625 ordinary shares, sole dispositive power with respect to 6,966,175 ordinary shares and shared dispositive power with respect to 489,590 ordinary shares. Both Vaughan Nelson and General Partner disclaim beneficial ownership of the reported shares. The principal address for Vaughan Nelson and the General Partner is 600 Travis Street, Suite 6300, Houston, Texas 77002.
(5)	This information is based on a Schedule 13G/A filed with the SEC on February 16, 2016 by (i) Point72 Asset Management, L.P. (“Point72 Asset Management”), (ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”), (iii) Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”), (iv) Rubric Capital Management, LLC (“Rubric Capital Management”) and (v) Steven A. Cohen. The Schedule 13G/A reports that Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, Rubric Capital Management and Mr. Cohen own directly none of our ordinary shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by certain investment funds it manages. Pursuant to an investment management agreement, Rubric Capital Management maintains investment and voting power with respect to the securities held by certain investment funds it manages. Mr. Cohen controls each of Point72 Capital Advisors Inc., Cubist Systematic Strategies and Rubric Capital Management. As of December 31, 2015, each of (i) Point72 Asset Management, Point72 Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 1,899,300 of our ordinary shares; (ii) Cubist Systematic Strategies and Mr. Cohen may be deemed to beneficially own 15,403 of our ordinary shares; and (iii) Rubric Capital Management and Mr. Cohen may be deemed to beneficially own 4,264,247 of our ordinary shares. Each of Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, Rubric Capital Management and Mr. Cohen disclaims beneficial ownership of any of the securities covered by the Schedule 13G/A. The address of the principal business office of (i) Point72 Asset Management, Point72 Capital Advisors Inc., Rubric Capital Management and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902 and (ii) Cubist Systematic Strategies is 330 Madison Avenue, New York, NY 10173.
(6)	This information is based on a Schedule 13G/A filed with the SEC on January 28, 2016. Prudential Financial, Inc. (“Prudential”) reports that it has sole voting and sole dispositive power over 458,729 ordinary shares, shared voting power over 4,808,301 ordinary shares, and shared dispositive power over 5,528,301 shares. Prudential is a parent holding company and the indirect parent of Jennison Associates LLC and Prudential Retirement Insurance and Annuity Company, who are the beneficial owners of 5,765,822 ordinary shares and 221,208 ordinary shares, respectively. As a result, Prudential may have direct or indirect voting and/or investment discretion over 5,987,030 shares. The principal address for Prudential Financial, Inc. is 751 Broad Street, Newark, New Jersey 07102-3777.
(7)	This information is based on a Schedule 13G/A filed with the SEC on February 4, 2016. Jennison Associates LLC (“Jennison”) reports that it has sole voting power with respect to 5,045,822 shares, and shared dispositive power with respect to 5,765,822 ordinary shares. Jennison furnishes investment advice to several investment companies, insurance separate accounts, and institutional clients (“Managed Portfolios”). As a result of its role as investment adviser of the Managed Portfolios, Jennison may be deemed to be the beneficial owner of our ordinary shares held by such Managed Portfolios. Prudential indirectly owns 100% of equity interests of Jennison. As a result, Prudential may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may have with respect to our ordinary shares held by the Managed Portfolios. Jennison does not file jointly with Prudential, as such, our ordinary shares reported on Jennison’s 13G/A may be included in the shares reported on the 13G/A filed by Prudential. The principal address for Jennison is 466 Lexington Avenue, New York, NY 10017.

(8)	This information is based on a Schedule 13G/A filed with the SEC on January 26, 2016. BlackRock Inc. reports that it has sole voting power with respect to 5,763,656 ordinary shares and sole dispositive power with respect to 5,763,656 ordinary shares. The principal address for Blackrock Inc. is 55 East 52nd Street, New York, NY 10055.
(9)	Consists of 140,783 Class A ordinary shares held indirectly by Mr. Evans through the Evans Family Inter Vivos Revocable Trust, and 1,973 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2016 (within 60 days of the filing of this report) subject to Mr. Evans’s continued service to Constellium through such date. Excludes 1,973 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2017, subject to Mr. Evans’s continued service to Constellium through such date.
(10)	Consists of 972,080 Class A ordinary shares transferred to Mr. Vareille in connection with the wind-up of the MEP, 12,500 Class A ordinary shares which Mr. Vareille purchased directly in 2014, 262,993 Class A ordinary shares purchased directly in 2015, 52,427 Class A ordinary shares underlying restricted stock units that vested on November 1, 2015, and due to Mr. Vareille’s contemplated retirement, also includes, 8,334 Class A ordinary shares underlying unvested restricted stock units which will vest on April 30, 2016 (within 60 days of the filing of this report) and 16,667 Class A ordinary shares underlying unvested restricted stock units which could vest on June 15, 2016 (within 60 days of the filing of this report). Excludes 8,333 Class A ordinary shares underlying unvested restricted stock units that will vest on each of April 30, 2017 and April 30, 2018; 16,667 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2017; and 16,666 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2018.
(11)	Consists of 1,579 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2016 (within 60 days of the filing of this report) subject to Mr. Maugis’ continued service to Constellium through such date. Excludes 1,578 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2017, subject to Mr. Maugis’ continued service to Constellium through such date.
(12)	Consists of 4,408 Class A ordinary shares held directly by Mr. Guillemot, and 1,579 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2016 (within 60 days of the filing of this report), subject to Mr. Guillemot’s continued service to Constellium through such date. Excludes 1,578 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2017, subject to Mr. Guillemot’s continued service to Constellium through such date.
(13)	Consists of 49,408 Class A ordinary shares held directly by Mr. Paschke, and 1,579 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2016 (within 60 days of the filing of this report), subject to Mr. Paschke’s continued service to Constellium through such date. Excludes 1,578 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2017, subject to Mr. Paschke’s continued service to Constellium through such date.
(14)	Consists of 5,000 shares held directly by Mr. Brandjes, 1,112 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2016 (within 60 days of the filing of this report), subject to Mr. Brandjes’ continued service to Constellium through such date, and 1,579 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2016 (within 60 days of the filing of this report) subject to Mr. Brandjes’ continued service to Constellium through such date. Excludes 1,578 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2017, subject to Mr. Brandjes’ continued service to Constellium through such date.
(15)	Consists of 1,113 Class A ordinary shares held directly by Mr. Hartman, 1,112 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2016 (within 60 days of the filing of this report), subject to Mr. Hartman’s continued service to Constellium through such date, and 1,579 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2016 (within 60 days of the filing of this report), subject to Mr. Hartman’s continued service to Constellium through such date. Excludes 1,578 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2017, subject to Mr. Hartman’s continued service to Constellium through such date.
(16)

Consists of 6,113 Class A ordinary shares held directly by Mr. Ormerod, 1,112 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2016 (within 60 days of the filing of this report), subject to Mr. Ormerod’s continued service to Constellium through such date, and 1,579 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2016 (within 60 days of the filing of this report), subject to Mr. Ormerod’s continued service to Constellium through such date. Excludes 1,578 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2017, subject to Mr. Ormerod’s continued service to Constellium through such date.
(17)	Consists of 1,113 Class A ordinary shares held directly by Ms. Walker, 1,112 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2016 (within 60 days of the filing of this report), subject to Ms. Walker’s continued service to Constellium through such date, and 1,579 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2016 (within 60 days of the filing of this report), subject to Ms. Walker’s continued service to Constellium through such date. Excludes 1,578 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2017, subject to Ms. Walker’s continued service to Constellium through such date.
(18)	Consists of 131,985 Class A ordinary shares transferred to Mr. Fontaine in connection with the wind-up of the MEP, 4,500 Class A ordinary shares Mr. Fontaine purchased directly in 2014, 25 Class A ordinary shares underlying restricted stock units, which vested on May 23, 2015 and 25,432 Class A ordinary shares underlying restricted stock units, which vested on November 1, 2015.
(19)	Consists of 221,212 Class A ordinary shares transferred to Mr. Warton in connection with the wind-up of the MEP, 3,275 Class A ordinary shares Mr. Warton purchased directly in 2014, 25 Class A ordinary shares underlying restricted stock units, which vested on May 23, 2015 and 14,896 Class A ordinary shares underlying restricted stock units, which vested on November 1, 2015.
(20)	Consists of 10,000 Class A ordinary shares which Ms. Joerg purchased directly in 2015. Excludes 50,000 Class A ordinary shares underlying unvested restricted stock units that will vest on August 5, 2017, subject to Ms. Joerg’s continued service to Constellium through such date.

None of our principal shareholders have voting rights different from those of our other shareholders.

Over the last three years, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that prior to the IPO, immediately following the completion of the purchase of the EAP Business: Apollo Funds held 51% of our Class A ordinary shares, Rio Tinto held 39% of our Class A ordinary shares, and Bpifrance (f/k/a FSI) held 10% of our Class A ordinary shares. As of the date of this Annual Report, Apollo Funds holds 0% of our Class A ordinary shares, Rio Tinto holds ten shares of our Class A ordinary shares and Bpifrance holds 12.2% of our class A ordinary shares, respectively. See “Item 4. Information on the Company—A. History and Development of the Company.”

B.	Related Party Transactions

Pre-IPO Shareholders Agreement

In connection with the Acquisition, Apollo Omega, Rio Tinto, Bpifrance and the other parties thereto entered into a pre-IPO Shareholders Agreement, dated as of January 4, 2011 (the “Pre-IPO Shareholders Agreement”). The Pre-IPO Shareholders Agreement provided for, among other items, certain restrictions on the transferability of equity ownership in Constellium as well as certain tag-along rights, drag-along rights, and piggy-back registration rights. We amended and restated the Pre-IPO Shareholders Agreement in connection with the IPO. See “—Amended and Restated Shareholders Agreement” below.

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

In addition, the Shareholders Agreement provides that, except as otherwise required by applicable law, Bpifrance will be entitled to designate for binding nomination one director to our board of directors so long as its percentage ownership interest is equal to or greater than 4% or it continues to hold all of the ordinary shares it subscribed for at the closing of the Acquisition (such share number adjusted for the pro rata share issuance). Our directors will be elected by our shareholders acting at a general meeting upon a binding nomination by the board of directors as described in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” A shareholder’s percentage ownership interest is derived by dividing (i) the total number of ordinary shares owned by such shareholder and its affiliates by (ii) the total number of outstanding ordinary shares.

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

Management Equity Plan

Investments by our officers and directors in Constellium were facilitated by their participation in a management equity plan (the “MEP”), Management KG (a German limited partnership), which subscribed for Class A and Class B ordinary shares in Constellium. With effect as of November 6, 2015, it was resolved to wind up the MEP and terminate Management KG (further described in “—Management Equity Plan”). With effect as of November 6, 2015, it has been resolved to wind up the MEP and terminate Management KG.

Stichting Reacquisition

Prior to our IPO, Rio Tinto, Apollo Omega, Bpifrance, Constellium and Stichting Management Omega had entered into an agreement (the “Funding Agreement”), effective as of July 1, 2011, that provided that limited partnership interests in Management KG held by Stichting Management Omega would be so held for the pro rata benefit and risk of Rio Tinto, Apollo Omega, and Bpifrance. In connection with the freezing of the MEP, our board of directors approved the reacquisition and our shareholders approved the cancellation of all Class A ordinary shares and Class B2 ordinary shares attributable to the Management KG interests held by Stichting Management Omega, and all such shares were reacquired by us prior to the completion of the IPO for an acquisition amount of approximately €900,000. As a result of this reacquisition, the Management KG interests held by Stichting Management Omega ceased to have economic value, and Stichting Management Omega ceased to be an indirect owner of our ordinary shares. In connection with the IPO, the Funding Agreement was amended to provide that any limited partnership interests in Management KG acquired by Stichting Management Omega following the completion of the IPO will be held for the benefit of Constellium. In connection with the winding up of the MEP, Management KG will be terminated and Stichting Management Omega, which does not own any shares in Constellium, liquidated (further described in “—Management Equity Plan”).

Share Sales by Management KG

During November 2013, limited partners of Management KG (other than the limited partners who were former employees of Constellium or who were to imminently become former employees of Constellium) were offered the opportunity to participate in trading plans to be established by Management KG under Rule 10b5-1 promulgated under the Exchange Act (the “MEP Trading Plans”) for the orderly liquidation of shares held in the MEP. The first such plan was established on December 13, 2013 and a total of 30 limited partners elected to participate in such plan, which commenced trading on January 13, 2014. A second such trading plan was established on June 13, 2014 and a total of 33 limited partners elected to participate in such plan, which commenced trading on July 14, 2014. As of December 31, 2015, all Class A ordinary shares have been sold pursuant to the MEP Trading Plans.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 are included in this Annual Report at “Item 18. Financial Statements.”

Legal Proceedings

Legal proceedings are disclosed in “Item 4. Information on the Company—B. Business Overview—Litigation and Legal Proceedings.”

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

Generally, we rely on dividends paid to Constellium N.V., or funds otherwise distributed or advanced to Constellium N.V. by its subsidiaries to fund the payment of dividends, if any, to our shareholders. In addition, restrictions contained in the agreements governing our outstanding indebtedness limit our ability to pay dividends on our ordinary shares and limit the ability of our subsidiaries to pay dividends to us. Future indebtedness that we may incur may contain similar restrictions.

B.	Significant Changes

On March 30, 2016, the Company completed a private offering of $425 million in aggregate principal amount of Senior Secured Notes pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee and collateral agent. The Company invested €100 million of the net proceeds in Wise. We used the remaining net proceeds for general corporate purposes, including to put additional cash on our balance sheet. Interest on the Senior Secured Notes accrues at a rate of 7.875% per annum and is payable semi-annually beginning October 1, 2016. The Senior Secured Notes mature on April 1, 2021. See “Item 10. Additional Information—C. Material Contracts—March 2016 Senior Secured Notes.”

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

	NYSE
Calendar period	High	Low
Monthly
April 2016 (through April 15)	$5.50	$4.85
March 2016	$6.88	$4.31
February 2016	$5.88	$4.03
January 2016	$8.22	$5.45
2015
First quarter	$20.51	$16.22
Second quarter	$19.52	$11.65
Third quarter	$11.75	$5.89
Fourth quarter	$8.86	$3.66
Full year	$20.51	$3.66
2014
First quarter	$29.42	$21.99
Second quarter	$32.56	$26.64
Third quarter	$32.61	$23.86
Fourth quarter	$25.74	$15.25
Full year	$32.61	$15.25
2013
Second quarter (beginning May 23, 2013)	$16.47	$13.26
Third quarter	$20.67	$15.75
Fourth quarter	$23.47	$16.60
Full year	$23.47	$13.26

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The May 2014 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the Senior Secured Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the May 2014 Notes must also guarantee the May 2014 Notes. None of Wise or its direct or indirect subsidiaries currently guarantees our obligations under the May 2014 Notes, and none will to the extent that such action would violate the restrictive covenants in the agreements governing their existing indebtedness. If such covenant restrictions cease to apply, or if the provision of a guarantee would otherwise no longer violate such restrictive covenants, then Wise and its direct and indirect subsidiaries will provide a guarantee of the May 2014 Notes to the extent required by the indentures governing the May 2014 Notes.

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

The December 2014 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the Senior Secured Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the December 2014 Notes must also guarantee the December 2014 Notes. None of Wise or its direct or indirect subsidiaries currently guarantees our obligations under the December 2014 Notes, and none will to the extent that such action would violate the restrictive covenants in the agreements governing their existing indebtedness. If such covenant restrictions cease to apply, or if the provision of a guarantee would otherwise no longer violate such restrictive covenants, then Wise and its direct and indirect subsidiaries will provide a guarantee of the December 2014 Notes to the extent required by the indentures governing the December 2014 Notes. If Wise Intermediate Holdings LLC or any of its direct or indirect subsidiaries guarantees certain indebtedness of Constellium N.V. or any of the guarantors of the December 2014 Notes in an amount exceeding €50 million in the aggregate, then Wise Intermediate Holdings LLC and/or any such direct or indirect subsidiary will guarantee the December 2014 Notes.

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

March 2016 Senior Secured Notes

On March 30, 2016, the Company completed a private offering of $425 million in aggregate principal amount of Senior Secured Notes pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee and collateral agent. The Company invested €100 million of the net proceeds in Wise. We used the remaining net proceeds for general corporate purposes, including to put additional cash on our balance sheet.

Interest on the Senior Secured Notes accrues at a rate of 7.875% per annum and is payable semi-annually beginning October 1, 2016.

The Senior Secured Notes mature on April 1, 2021. In addition, each holder of Senior Secured Notes will have the right to require the Company to repurchase all or any part of that holder’s Senior Secured Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase, if on the 136th day prior to May 15, 2021 (i.e. the final stated maturity of the 2021 Euro Notes) more than €30 million of the 2021 Euro Notes remain outstanding.

Prior to April 1, 2018, we may redeem some or all of the Senior Secured Notes at a price equal to 100% of the principal amount of the Senior Secured Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after April 1, 2018, we may redeem the Senior Secured Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 103.938% during the twelve-month period commencing on April 1, 2018, 101.969% during the twelve-month period commencing on April 1, 2019, and par on or after April 1, 2020, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to April 1, 2018, we may, within 90 days of a qualified equity offering, redeem Senior Secured Notes in an aggregate amount equal to up to 35% of the original aggregate principal amount of the Senior Secured Notes (after giving effect to any issuance of additional Senior Secured Notes) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 107.875%, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of Senior Secured Notes would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding Senior Secured Notes at a price in cash equal to 101% of the principal amount of the Senior Secured Notes, plus accrued and unpaid interest, if any, to the purchase date.

The Senior Secured Notes are senior secured obligations of Constellium and are guaranteed on a senior secured basis by Constellium Holdco II B.V., Constellium Holdco III B.V., Constellium France Holdco, Constellium Neuf Brisach, Constellium Issoire, Constellium Finance, Constellium Germany Holdco GmbH & Co. KG, Constellium Deutschland GmbH, Constellium Singen GmbH, Constellium Rolled Products Singen GmbH & Co. KG, Constellium Switzerland AG, Constellium US Holdings I, LLC, and Constellium Rolled Products Ravenswood, LLC. In addition, the Company is required to cause (a) existing or future subsidiaries to guarantee the Senior Secured Notes from time to time so as to satisfy the Guarantor Coverage Test (as defined below), and (b) each existing or future subsidiary that directly or indirectly owns the capital stock of a guarantor of the Senior Secured Notes, or guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the Senior Secured Notes, to guarantee the Senior Secured Notes. None of Wise Intermediate Holdings LLC or its direct or indirect subsidiaries currently guarantees our obligations under the Senior Secured Notes, and none will to the extent that such action would violate the restrictive covenants in the agreements governing their existing indebtedness. If such covenant restrictions cease to apply, or if the provision of a guarantee would otherwise no longer violate such restrictive covenants, then Wise and its direct and indirect subsidiaries will provide a guarantee of the Senior Secured Notes to the extent required by the indenture governing the Senior Secured Notes. If Wise Intermediate Holdings LLC or any of its direct or indirect subsidiaries guarantees certain indebtedness of Constellium N.V. or any of the guarantors of the Senior Secured Notes in an amount exceeding €10 million in the aggregate, then Wise Intermediate Holdings LLC and/or any such direct or indirect subsidiary will guarantee the Senior Secured Notes.

The “Guarantor Coverage Test” requires, on any one date between and including the date that the Company’s annual financial statements are delivered and the date that is forty-five (45) days following such delivery, that (a) the EBITDA of the Company and the guarantors of the Senior Secured Notes, taken together, represent not less than 80% of the EBITDA of the Company and its restricted subsidiaries (excluding Wise Intermediate Holdings LLC and its direct and indirect subsidiaries until such time as the restrictive covenants in the agreements governing the indebtedness of Wise Intermediate Holdings LLC or such subsidiary cease to prohibit Wise Intermediate Holdings LLC or such subsidiary from guaranteeing the Senior Secured Notes), taken together, and (b) the consolidated total assets of the Company and the guarantors of the Senior Secured Notes, taken together, represent not less than 80% of the consolidated total assets of the Company and its restricted subsidiaries (excluding Wise Intermediate Holdings LLC and its direct and indirect subsidiaries until such time as the restrictive covenants in the agreements governing the indebtedness of Wise Intermediate Holdings LLC or such subsidiary cease to prohibit Wise Intermediate Holdings LLC or such subsidiary from guaranteeing the Senior Secured Notes), taken together.

The indenture governing the Senior Secured Notes provides for the obligations of the Company and the guarantors with respect to the Senior Secured Notes and the guarantees thereof to be secured by (i) a pledge by Constellium N.V. of its shares in Constellium Holdco II B.V., (ii) a pledge by Constellium Holdco II B.V. of its shares in certain of its subsidiaries, (iii) a pledge by certain other guarantors of their shares in certain of their subsidiaries, (iv) subject to certain exceptions, a pledge of intercompany indebtedness owed to the Company and the guarantors and bank accounts owned by the Company and the guarantors, and (v) subject to certain exceptions, substantially all the assets of each guarantor organized in the U.S. The liens on the collateral securing the Senior Secured Notes and the guarantees thereof are required to be first-priority, provided that (x) the liens on the Ravenswood ABL Priority Collateral (as defined below) securing the Senior Secured Notes and the guarantees thereof are required to be junior in priority to the liens on the Ravenswood ABL Priority Collateral securing the obligations under the Ravenswood ABL Facility, and (y) the liens on certain property of Ravenswood (the “PBGC Priority Collateral”) securing the Senior Secured Notes and the guarantees thereof are required to be junior in priority to the liens on such property securing certain obligations of Ravenswood to the Pension Benefit Guaranty Corporation (the “PBGC”).The “Ravenswood ABL Priority Collateral” consists of the following property owned by Ravenswood: (i) accounts and payment intangibles, (ii) inventory, (iii) deposit accounts and any cash, financial assets or other assets in such accounts, (iv) cash and cash equivalents, (v) all general intangibles, chattel paper, instruments, investment property and books and records pertaining to any of the foregoing, and (vi) all proceeds of the foregoing, in each case subject to certain exceptions.

Certain of the security arrangements with respect to the Senior Secured Notes were not created, provided or perfected on the issue date, and the Company is required to use its commercially reasonable efforts to have all such security interests created and perfected within 75 days following the issue date, and thereafter to continue to use commercially reasonable efforts to have all such security interests created and perfected until such time, if any, as the Company determines that any further efforts would be futile. The liens on the PBGC Priority Collateral securing the Senior Secured Notes and the guarantees thereof will not be created unless and until the PBGC gives its reasonable consent and enters into an intercreditor agreement with the collateral agent for the Senior Secured Notes. To the extent that a lien and mortgage on the property, plant and equipment of our Ravenswood facility is not provided to secure the Senior Secured Notes with the priority required under the indenture and security documents governing the Senior Secured Notes (the “Collateral Condition”) on or prior to the date that is 90 days following the issue date, the Senior Secured Notes will accrue additional interest at a rate of 2.00% per annum from such 90th day following the issue date until (i) if the Collateral Condition is satisfied on or prior to the date that is 360 days following the issue date, the date the Collateral Condition is satisfied, or (ii) if the Collateral Condition is not satisfied on or prior to the date that is 360 days following the issue date, the date interest on the Senior Secured Notes is no longer payable in accordance with the terms of the indenture.

The indenture governing the Senior Secured Notes contains customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments (including investments in and guarantees of certain indebtedness of Wise), loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt (including the May 2014 Notes and the December 2014 Notes), merge, consolidate or amalgamate and engage in affiliate transactions.

The indenture governing the Senior Secured Notes also contains customary events of default.

Unsecured Revolving Credit Facility

On May 7, 2014, the Company entered into a new senior unsecured revolving credit facility (the “Unsecured Revolving Credit Facility”) pursuant to a credit agreement among the Company, as borrower, the lenders from time to time party thereto and Deutsche Bank AG New York Branch, as administrative agent. The Company amended the Unsecured Revolving Credit Facility on December 5, 2014, February 5, 2015, September 30, 2015, and December 10, 2015 to, among other things, increase the total commitments and extend the maturity date thereunder, permit the consummation of the Wise Acquisition without Wise guaranteeing the obligations thereunder, permit the Wise ABL Facility to remain outstanding in an amount of up to $450 million following the consummation of the Wise Acquisition, and amend certain financial covenants thereunder. As amended, the Unsecured Revolving Credit Facility provided for total commitments of up to €145 million, with a maturity date of January 5, 2018.

Interest under the Unsecured Revolving Credit Facility was calculated based on the adjusted eurocurrency rate plus 2.50% per annum.

In addition to paying interest on outstanding loans under the Unsecured Revolving Credit Facility, we were required to pay (a) commitment fees equal to 1.00% per annum times the undrawn portion of the commitments under the facility and (b) utilization fees equal to (i) if the daily average drawn portion of the commitments under the facility (the “Drawn Amount”) was less than 50.0% of the aggregate commitments, 0.25% per annum times the Drawn Amount or (ii) if the Drawn Amount was greater than or equal to 50.0% of the aggregate commitments, 0.50% per annum times the Drawn Amount.

Subject to customary “breakage” costs, borrowings under the Unsecured Revolving Credit Facility were permitted to be repaid from time to time without premium or penalty.

Our obligations under the Unsecured Revolving Credit Facility were guaranteed by Constellium Holdco II B.V., Constellium France Holdco S.A.S., Constellium Issoire S.A.S., Constellium Neuf Brisach S.A.S., Constellium Finance S.A.S., Constellium Germany Holdco GmbH & Co. KG, Constellium Deutschland GmbH, Constellium Singen GmbH, Constellium Switzerland AG, Constellium US Holdings I, LLC, and Constellium Rolled Products Ravenswood, LLC. None of Wise or its direct or indirect subsidiaries guaranteed our obligations under the Unsecured Revolving Credit Facility.

The Unsecured Revolving Credit Facility contained customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

In addition, at any time that loans were (a) borrowed, to the extent that immediately after giving effect to such borrowing, loans in excess of 30% of the total commitments under the Unsecured Revolving Credit Facility would be outstanding, or (b) outstanding on the last day of our fiscal quarter, the Unsecured Revolving Credit Facility required us to (x) maintain a consolidated total net leverage ratio of no more than (1) in the case of each of the first four fiscal quarters ending after October 1, 2015, 5.00 to 1.00, and (2) in the case of each other fiscal quarter, 4.50 to 1.00, (y) maintain a minimum fixed charge coverage ratio of not less than (1) in the case of each of the first four fiscal quarters ending after October 1, 2015, 2.00 to 1.00, and (2) in the case of each other fiscal quarter, 2.20 to 1.00, and (z) ensure that, taken together, the Company and the guarantors of the Unsecured Revolving Credit Facility had (i) assets representing not less than 60% of the consolidated total assets of the Company and its subsidiaries and (ii) EBITDA representing not less than 75% of the consolidated EBITDA of the Company and its subsidiaries (the requirement in the foregoing clause (z), the “Guarantor Coverage Test”). Wise and its subsidiaries were excluded from the calculation of the Guarantor Coverage Test. The Unsecured Revolving Credit Facility also contained customary events of default.

On March 30, 2016, concurrently with the issuance of the Senior Secured Notes, the Unsecured Revolving Credit Facility was terminated.

Ravenswood ABL Facility

On May 25, 2012, Ravenswood entered into a $100 million asset-based revolving credit facility (the “Ravenswood ABL Facility”), with the lenders from time to time party thereto and Deutsche Bank Trust Company Americas, as administrative agent (the “Ravenswood ABL Administrative Agent”) and collateral agent. Ravenswood amended the Ravenswood ABL Facility on October 1, 2013 to, among other things, extend the maturity to October 2018 and reduce pricing. As amended, the Ravenswood ABL Facility has sublimits of $25 million for letters of credit and 10% of the revolving credit facility commitments for swingline loans. The Ravenswood ABL Facility provides Ravenswood a working capital facility for its operations.

Ravenswood’s ability to borrow under the Ravenswood ABL Facility is limited to a borrowing base equal to the sum of (a) 85% of eligible accounts receivable plus (b) up to the lesser of (i) 80% of the lesser of cost or market value of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory minus (c) applicable reserves, and is subject to other conditions, limitations and reserve requirements.

Interest under the Ravenswood ABL Facility is calculated, at Ravenswood’s election, based on either the LIBOR or base rate (as calculated by the Ravenswood ABL Administrative Agent in accordance with the Ravenswood ABL Facility). LIBOR loans accrue interest at a rate of LIBOR plus a margin of 1.50-2.00% per annum (determined based on average quarterly excess availability). Base rate loans accrue interest at the base rate plus a margin of 0.50-1.00% per annum (determined based on average quarterly excess availability). Ravenswood is required to pay a commitment fee on the unused portion of the Ravenswood ABL Facility of 0.25% or 0.375% per annum (determined on a ratio of unutilized revolving credit commitments to available revolving credit commitments).

Subject to customary “breakage” costs with respect to LIBOR loans, borrowings under the Ravenswood ABL Facility may be repaid from time to time without premium or penalty.

Ravenswood’s obligations under the Ravenswood ABL Facility are guaranteed by Constellium U.S. Holdings I, LLC and Constellium Holdco II B.V. (“Holdco II”). Ravenswood’s obligations under the Ravenswood ABL Facility are not guaranteed by the Company, Wise Intermediate Holdings LLC or any of its subsidiaries or any of Holdco II’s subsidiaries organized outside of the United States. Ravenswood’s obligations under the Ravenswood ABL Facility are, subject to certain permitted liens, secured on a first priority basis by substantially all assets of Ravenswood. Ravenswood’s obligations under the Ravenswood ABL Facility are not secured by any assets of Wise Intermediate Holdings LLC or any of its subsidiaries or the Company or any of its subsidiaries organized outside of the United States. The guarantee by Holdco II of the Ravenswood ABL Facility is unsecured.

The Ravenswood ABL Facility contains customary terms and conditions, including, among other things, negative covenants limiting Ravenswood’s ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances (including to other Constellium group companies), make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions. The negative covenants contained in the Ravenswood ABL Facility do not apply to Wise Intermediate Holdings LLC or any of its subsidiaries or the Company or any of its subsidiaries organized outside of the United States.

The Ravenswood ABL Facility also contains a minimum availability covenant that requires Ravenswood to maintain excess availability under the Ravenswood ABL Facility of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments.

The Ravenswood ABL Facility also contains customary events of default.

European Factoring Agreements

On January 4, 2011, certain of our French subsidiaries (the “French Sellers”) entered into a factoring agreement with GE Factofrance S.A.S., as factor (the “French Factor”), which has been amended from time to time, and has been fully restated on December 3, 2015 (the “French Factoring Agreement”). On December 16, 2010, certain of our German and Swiss subsidiaries (the “German/Swiss Sellers”) entered into factoring agreements with GE Capital Bank AG, as factor (the “German/Swiss Factor”), which have been amended from time to time or replaced with a factoring agreement entered into on March 26, 2014 (the “German/Swiss Factoring Agreements”). On June 26, 2015, our Czech subsidiary (the “Czech Seller”, and together with the German/Swiss Sellers and the French Sellers, the “European Factoring Sellers”) entered into a factoring agreement with GE Capital Bank AG, as factor (the “Czech Factor”, and together with the German/Swiss Factor and the French Factor, the “European Factors”), as amended from time to time (the “Czech Factoring Agreement”, and together with the German/Swiss Factoring Agreements and the French Factoring Agreement, the “European Factoring Agreements”).

The European Factoring Agreements provide for the sale by the European Factoring Sellers to the European Factors of receivables originated by the European Factoring Sellers, subject to a maximum financing amount of €235 million available to the French Sellers under the French Factoring Agreement and €115 million available to the German/Swiss Sellers and the Czech Seller under the German/Swiss Factoring Agreements and the Czech Factoring Agreement, respectively. The German/ Swiss Factoring Agreements have a termination date of June 4, 2017. The French Factoring Agreement has a termination date of December 31, 2018. The funding made available to the European Factoring Sellers by the European Factors is used by the Sellers for general corporate purposes.

Generally speaking, receivables sold to the European Factors under the European Factoring Agreements are with no recourse to the European Factoring Sellers in the event of a payment default by the relevant customer. The European Factors are entitled to claim the repayment of any amount financed by them in respect of a receivable by withdrawing the financing provided against such assigned receivable or requiring the European Factoring Sellers to repurchase/unwind the purchase of such receivable under certain circumstances, including when (i) the non-payment of that receivable arises from a dispute between a European Factoring Seller and the relevant customer or (ii) the receivable proves not to have satisfied the eligibility criteria set forth in the European Factoring Agreements.

The German/Swiss Factoring Agreements and the Czech Factoring Agreement are without recourse to the German/Swiss Sellers and the Czech Seller, respectively, for any credit risk resulting from the inability of a debtor to meet its payment obligations under the receivables sold to the German/Swiss Factor, respectively the Czech Factor. Constellium Holdco II B.V. has provided a performance guaranty for the Sellers’ obligations under the European Factoring Agreements.

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

The European Factoring Agreements contain customary fees, including (i) a financing fee on the outstanding amount financed in respect of the assigned receivables, (ii) a non-utilization fee on the portion of the facilities not utilized by the European Factors and (iii) a factoring fee on all assigned receivables in the case of the German/Swiss Factoring Agreements and sold receivables, which were approved by the French Factor in the case of the French Factoring Agreement. In addition, the European Factoring Sellers incur the cost of maintaining the necessary credit insurance (as stipulated in the European Factoring Agreements) on assigned receivables.

The European Factoring Agreements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants. As of and for the fiscal quarter ended December 31, 2015, the European Factoring Sellers were in compliance with all applicable covenants under the European Factoring Agreements.

Wise Senior Secured Notes

On December 11, 2013, Wise Metals Group LLC and Wise Alloys Finance Corporation issued $650 million in aggregate principal amount of 8.75% Senior Secured Notes due 2018 (the “Wise Senior Secured Notes”). Wise used a portion of the proceeds from the offering of the Wise Senior Secured Notes to repay all outstanding indebtedness under a $400 million term loan and a $70 million delayed draw term loan owed to the Employees’ Retirement System of Alabama and the Teachers’ Retirement System of Alabama (collectively, the “RSA”) and to redeem all of the outstanding cumulative-convertible 10% paid-in-kind preferred membership interests in Wise Metals Group LLC held by the RSA.

Interest on the Wise Senior Secured Notes accrues at a rate of 8.75% per annum and is payable semi-annually in arrears on June 15 and December 15 of each year. The Wise Senior Secured Notes mature on December 15, 2018.

The Wise Senior Secured Notes are guaranteed by certain of Wise Metals Group LLC’s existing and future 100% owned domestic restricted subsidiaries. The Wise Senior Secured Notes are not guaranteed by the Company or any of its other subsidiaries. The Wise Senior Secured Notes and related guarantees are secured on a first-priority basis, subject to certain exceptions and permitted liens, by a lien on substantially all of the issuers’ and guarantors’ existing and after-acquired material domestic real estate, equipment, stock of subsidiaries, intellectual property and substantially all of the issuers’ and guarantors’ other assets that do not secure the Wise ABL Facility on a first-priority basis, other than the Specified Mill Assets Collateral (as defined below), which have been pledged to secure the Wise Senior Secured Notes and the related guarantees, as well as certain obligations to Rexam under the Rexam Advance Agreement, on a first-priority, equal and ratable basis. The Wise Senior Secured Notes and related guarantees are secured on a second-priority basis by a lien on all of the issuers’ and guarantors’ domestic assets that consist of Wise ABL Priority Collateral (as defined below).

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

Wise Senior PIK Toggle Notes

On April 16, 2014, Wise Metals Intermediate Holdings LLC (“Wise Holdco”) and Wise Holdings Finance Corporation issued $150 million in aggregate principal amount of 9.75% / 10.50% Senior PIK Toggle Notes due 2019 (the “Wise Senior PIK Toggle Notes”, and together with the Wise Senior Secured Notes, the “Wise Notes”) pursuant to an indenture among Wise Holdco, Wise Holdings Finance Corporation, and Wilmington Trust, National Association, as trustee. Wise used a portion of the proceeds from the offering of the Wise Senior PIK Toggle Notes to fund payments to the holders of equity interests in its parent company, Wise Metals Holdings LLC, that elected (i) to have Wise Metals Holdings LLC repurchase their equity interests or (ii) to take a loan from Wise Metals Holdings LLC in proportion to such holders’ ownership in Wise Metals Holdings LLC. Wise used the remainder of such proceeds for general corporate purposes, including the repayment of $22.5 million of outstanding indebtedness under the Wise ABL Facility.

The Wise Senior PIK Toggle Notes mature on June 15, 2019. Interest on the Wise Senior PIK Toggle Notes is payable semi-annually in arrears on June 15 and December 15 of each year. The issuers must pay the first and last interest payments on the Wise Senior PIK Toggle Notes in cash. For each other interest period, the issuers are required to pay interest in cash unless certain conditions described in the indenture governing the Wise Senior PIK Toggle Notes are met, in which case the issuers may pay interest by increasing the principal amount of outstanding notes or by issuing new notes as payment-in-kind interest (“PIK Interest”). Cash interest on the Wise Senior PIK Toggle Notes accrues at a rate of 9.75% per annum, and PIK Interest accrues at a rate of 10.50% per annum. On November 5, 2015, Constellium announced that the issuers of the Wise Senior PIK Toggle Notes were electing to pay the June 2016 interest payment on the Wise Senior PIK Toggle Notes in kind.

The Wise Senior PIK Toggle Notes are senior unsecured obligations of the issuers and are not guaranteed by the Company or any of its subsidiaries (including Wise).

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

On March 7, 2016, Wilmington Trust, National Association was replaced by Wilmington Savings Fund Society, FSB, as trustee under the indenture governing the Wise Senior PIK Toggles Notes.

Wise ABL Facility

On December 11, 2013, Wise Alloys LLC, as borrower, and Wise Metals Group LLC, Listerhill Total Maintenance Center, LLC (“TMC”), Wise Alloys Finance Corporation, and Alabama Electric Motor Services, LLC (“AEM”), as guarantors, entered into a $320 million asset-based revolving credit facility (as amended, the “Wise ABL Facility”) with the lenders from time to time party thereto and General Electric Capital Corporation as administrative agent (the “Wise ABL Facility Agent”). As described below, the Wise ABL Facility was amended in connection with the Wise Acquisition and in connection with the Wise RPA.

Wise Alloys LLC has the option to increase the commitments under the Wise ABL Facility from time to time by up to $100 million in the aggregate for all such increases. Any increase of the commitments under the Wise ABL Facility is subject to the commitment of one or more lenders to such increased amount and the satisfaction of certain customary conditions, including the absence of any default under the Wise ABL Facility and, to the extent otherwise required under the Wise ABL Facility at the time of the proposed increase, compliance with the financial covenant (as described below) on an as adjusted basis.

Wise Alloys LLC’s ability to borrow under the Wise ABL Facility is limited to a borrowing base equal to the sum of (a) 85% of net book value of Wise Alloys LLC’s, AEM’s, and TMC’s eligible accounts receivable (other than any accounts receivable from certain foreign account debtors (“Eligible Foreign Account Debtors”) and other ineligible account debtors (or 90% of the net book value of Wise Alloys LLC’s, AEM’s, and TMC’s eligible accounts receivable from Coke), plus (b) the lesser of (i) 85% of the net book value of Wise Alloys LLC’s, AEM’s, and TMC’s eligible accounts receivable from Eligible Foreign Account Debtors and (ii) $12.5 million, plus (c) the lesser of (i) 75% of the value of Wise Alloys LLC’s eligible raw materials, work-in-progress and finished goods inventory and (ii) 85% of the net orderly liquidation value of Wise Alloys LLC’s eligible raw materials, work-in-progress and finished goods inventory, plus (d) the lesser of (i) 5% of the value of Wise Alloys LLC’s eligible raw materials, work-in-progress and finished goods inventory and (ii) 5% of the net orderly liquidation value of Wise Alloys LLC’s eligible raw materials, work-in-process and finished goods inventory; provided that, in the case of each of clause (i) and (ii), such amount shall not exceed $10 million, minus (e) the excess, if any, of the aggregate amount of TMC’s and AEM’s eligible accounts receivable included in the borrowing base pursuant to the foregoing clause (a) over $1.5 million (which may, at the Wise ABL Facility Agent’s sole discretion after completion of a collateral audit, be increased to an amount not to exceed $5 million) minus (f) the aggregate amount of reserves, if any, established by the Wise ABL Facility Agent. Wise Alloys LLC’s ability to borrow under the Wise ABL Facility is also subject to other conditions and limitations. As of December 31, 2015, there was $25 million available for borrowings under the Wise ABL Facility (as in effect as of that date).

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

The obligations of Wise Alloys LLC under the Wise ABL Facility are secured by (i) a first priority (subject to certain specified permitted liens), perfected security interest in all of Wise Alloys LLC and the guarantors’ (other than Constellium Holdco II B.V.) present and future assets and properties consisting of Wise ABL Priority Collateral, (ii) a second priority (subordinate only to the security interest and liens under the Wise Senior Secured Notes and subject to certain specified permitted liens), perfected security interest in all of Wise Alloys LLC and the guarantors’ (other than Constellium Holdco II B.V.) present and future assets and properties, other than Wise ABL Priority Collateral and the Specified Mill Assets Collateral, and (iii) a second priority (subordinate only to the security interest under the Wise Senior Secured Notes and the Rexam Advance Agreement and subject to certain specified permitted liens), perfected security interest in all of Wise Alloys LLC and the guarantors’ present and future assets and properties consisting of Specified Mill Assets Collateral.

“Wise ABL Priority Collateral” consists of (i) accounts and payment intangibles, (ii) inventory, (iii) deposit accounts and securities accounts, including all monies, uncertificated securities and other funds held in or on deposit therein (including all cash, marketable securities and other funds held in or on deposit in either of the foregoing), (iv) all investment property, equipment, general intangibles, books and records pertaining to the Wise ABL Priority Collateral, documents, instruments, chattel paper, letter-of-credit rights, supporting obligations related to the foregoing, business interruption insurance, commercial tort claims, and (v) all proceeds of the foregoing, in each case subject to certain exceptions.

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

In connection with the Wise Acquisition, we amended the Wise ABL Facility to, among other things, (i) provide that the consummation of the Wise Acquisition does not constitute an event of default, (ii) remove from the collateral securing the Wise ABL Facility the receivables of a single obligor that will be sold under the Wise RPA, (iii) permit transactions between Wise and its subsidiaries on the one hand and Constellium and its subsidiaries on the other, subject to certain conditions, and (iv) on the effective date of the Wise RPA, reduce the size of the facility to $200 million. As amended, the Wise ABL Facility also provides for Constellium Holdco II B.V. to guarantee the obligations thereunder.

On November 4, 2015, in connection with the Wise RPA Amendment (as defined below), we amended the Wise ABL Facility to increase the amount of certain receivables permitted to be sold pursuant to receivables factoring arrangements from $300 million to $400 million.

On March 1, 2016, General Electric Capital Corporation resigned as the Wise ABL Facility Agent and was replaced by Wells Fargo Bank, National Association.

Wise Factoring Facilities

On March 23, 2015, Wise Alloys LLC entered into a Receivables Purchase Agreement (the “Wise RPA”) with Wise Alloys Funding LLC (the “Wise RPA Seller”) and HSBC Bank USA, National Association (the “Wise RPA Purchaser”), providing for the sale of certain receivables of Wise Alloys LLC to the Wise RPA Purchaser in an amount not to exceed $100 million in the aggregate outstanding at any time. Receivables under the agreement were sold at a discount based on a rate equal to LIBOR plus 0.80-3.50% (based on the credit rating of the account debtor) per annum. Wise Alloys Funding LLC was also required to pay the Wise RPA Purchaser a commitment fee on the unused portion of the commitments under the Wise RPA of 0.40-1.75% (based on the credit rating of the account debtor) per annum. Subject to certain customary exceptions, each purchase under the Wise RPA was made without recourse to the Wise RPA Seller. The Wise RPA Seller has no liability to the Wise RPA Purchaser, and the Wise RPA Purchaser is solely responsible for the account debtor’s failure to pay any purchased receivable when it is due and payable under the terms applicable thereto. Constellium Holdco II B.V. provided a guaranty for the Wise RPA Seller’s performance obligations under the Wise RPA. The Wise RPA does not provide for further sales of receivables after March 23, 2016.

On March 16, 2016, Wise Alloys LLC (“Wise Alloys”) entered into a Receivables Purchase Agreement (the “New Wise RPA”) with Wise Alloys Funding II LLC (the “New Wise RPA Seller”), Hitachi Capital America Corp. (the “New Wise RPA Purchaser”), and Greensill Capital Inc., as purchaser agent, providing for the sale of certain receivables of Wise Alloys to the New Wise RPA Purchaser in an amount not to exceed $100 million in the aggregate outstanding at any time. Receivables under the New Wise RPA will be sold at a discount based on a rate equal to a LIBOR rate plus 2.00-2.50% (based on the credit rating of the account debtor) per annum.

Subject to certain customary exceptions, each purchase under the New Wise RPA will be made without recourse to the New Wise RPA Seller. The New Wise RPA Seller has no liability to the New Wise RPA Purchaser, and the New Wise RPA Purchaser is solely responsible for the account debtor’s failure to pay any purchased receivable when it is due and payable under the terms applicable thereto. Constellium Holdco II B.V. has provided a guaranty for the New Wise RPA Seller’s and Wise Alloys’ performance obligations under the New Wise RPA.

The New Wise RPA contains customary covenants. The New Wise RPA Purchaser’s obligation to purchase receivables under the New Wise RPA is subject to certain conditions, including without limitation that certain changes of control shall not have occurred, that there shall not have occurred a material adverse change in the business condition, operations or performance of the New Wise RPA Seller, Wise Alloys, or Constellium Holdco II B.V., and that Constellium’s corporate credit rating shall not have been withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s.

The New Wise RPA Purchaser’s obligation to purchase receivables under the New Wise RPA will terminate on March 15, 2017.

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

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences relating to acquiring, owning and disposing of our ordinary shares by a U.S. Holder (as defined below) that holds the ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, including the Code, U.S. Treasury regulations thereunder, rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling from the Internal Revenue Service (the “IRS”) has been sought with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities for U.S. federal income tax purposes and their partners and investors, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, U.S. Holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), U.S. Holders that acquire their ordinary shares pursuant to any employee share option or otherwise as compensation, U.S. Holders that hold their ordinary shares as part of a straddle, hedge, conversion, wash sale, constructive sale or other integrated transaction for U.S. federal income tax purposes or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, this discussion does not discuss any U.S. federal estate, gift or alternative minimum tax consequences, any tax consequences of the Medicare tax on certain investment income pursuant to the Health Care and Education Reconciliation Act of 2010, or any state, local or non-U.S. tax consequences. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ordinary shares.

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our ordinary shares, and partners in such partnerships, are urged to consult their own tax advisors regarding their investment in our ordinary shares.

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

As an alternative to the foregoing rules, if we are a PFIC for any taxable year, a U.S. Holder may make a mark-to-market election with respect to our ordinary shares, provided that the ordinary shares are regularly traded. Although no assurances may be given, we expect that our ordinary shares should qualify as being regularly traded. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. Gain on the sale or other disposition of our ordinary shares would be treated as ordinary income, and loss on the sale or other disposition of our ordinary shares would be treated as an ordinary loss, but only to the extent of the amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Subject to certain limitations, a U.S. Holder may make a “qualified electing fund” election (“QEF election”), which serves as a further alternative to the foregoing rules, with respect to its investment in a PFIC. In order for a U.S. Holder to be able to make a QEF election, we must provide such U.S. Holders with certain information. Because we do not intend to provide U.S. Holders with the information needed to make such an election, prospective investors should assume that the QEF election will not be available.

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

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in our ordinary shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange of such ordinary shares. Because we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be reported as a dividend for U.S. federal income tax purposes, even if that distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above.

With respect to non-corporate U.S. Holders, certain dividends received from a “qualified foreign corporation” may be subject to reduced rates of U.S. federal income taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. We believe our ordinary shares, which are listed on the NYSE, are considered to be readily tradable on an established securities market in the United States, although there can be no assurance that this will continue to be the case in the future. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, even if the minimum holding period requirement has been met, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that a U.S. Holder is subject to non-U.S. withholding taxes on dividends paid to such U.S. Holder with respect to our ordinary shares, such U.S. Holder may be eligible, subject to certain conditions and limitations, to claim a foreign tax credit for such non-U.S. withholding taxes against the U.S. Holder’s U.S. federal income tax liability or alternatively deduct such non-U.S. withholding taxes in computing such U.S. Holder’s U.S. federal income tax liability. Dividends paid to a U.S. Holder with respect to our ordinary shares are expected to generally constitute “foreign source income” and to generally be treated as “passive category income,” for purposes of the foreign tax credit, except that a portion of such dividends may be treated as income from U.S. sources if (i) United States persons own, directly or indirectly, 50% or more of our ordinary shares (by vote or value) and (ii) we receive more than a de minimis amount of income from U.S. sources. The rules governing the foreign tax credit and ability to deduct such non-U.S. withholding taxes are complex and involve the application of rules that depend upon your particular circumstances. You are urged to consult your own tax advisors regarding the availability of the foreign tax credit or deduction under your particular circumstances.

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

Information Reporting and Backup Withholding

A U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares, unless such shares were held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds certain threshold amounts. You should consult your own tax advisor as to the possible obligation to file such information reports in light of your particular circumstances.

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

US Foreign Account Tax Compliance Act

Provisions under the Code and Treasury regulations thereunder, commonly referred to as “FATCA,” may impose 30% withholding on certain payments made by a “foreign financial institution” (as defined in the Code) that has entered into an agreement with the Internal Revenue Service to perform certain diligence and reporting obligations with respect to the foreign financial institution’s accounts (each such foreign financial institution, a “Participating Foreign Financial Institution”). If we were treated as a foreign financial institution and if we become a Participating Foreign Financial Institution, such withholding may be imposed on payments on our ordinary shares (to the extent such payments are considered “foreign passthru payments”) to any foreign financial institution (including an intermediary through which a holder may hold ordinary shares) that is not a Participating Foreign Financial Institution or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, unless such foreign financial institution or investor is otherwise exempt from FATCA. The term “foreign passthru payment” is not yet defined and it is therefore not clear whether or to what extent payments on our ordinary shares would be considered foreign passthru payments. Under recent IRS guidance, withholding on foreign passthru payments would not be required with respect to payments made before the later of January 1, 2019 or the date of publication in the Federal Register of final regulations defining the term “foreign passthru payment.” You should consult your tax advisor regarding the potential impact of FATCA, or any intergovernmental agreement or non-US legislation implementing FATCA, on your investment in our ordinary shares. FATCA IS PARTICULARLY COMPLEX AND ITS APPLICATION TO US, OUR ORDINARY SHARES AND HOLDERS OF OUR SHARES IS SUBJECT TO CHANGE. EACH HOLDER OF OUR SHARES SHOULD CONSULT ITS OWN TAX ADVISOR TO OBTAIN A MORE DETAILED EXPLANATION OF FATCA AND TO LEARN HOW FATCA MIGHT AFFECT EACH HOLDER IN ITS PARTICULAR CIRCUMSTANCE.

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

This summary is based on the tax laws of the Netherlands as in effect on January 1, 2016, as well as regulations, rulings and decisions of the Netherlands or of its taxing and other authorities available in printed form on or before such date and now in effect, and as applied and interpreted by Netherlands courts, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

For Dutch tax purposes, a holder of our ordinary shares may include an individual who, or an entity that, does not have the legal title to our ordinary shares, but to whom nevertheless our ordinary shares are attributed based either on such individual or entity holding a beneficial interest in our ordinary shares or based on specific statutory provisions, including statutory provisions pursuant to which our ordinary shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds our ordinary shares, such as the separated private assets (afgezonderd particulier vermogen) provisions of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) and the Dutch Gift and Inheritance Tax Act 1956 (Successiewet 1956).

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

Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands, includes the Tax Arrangement for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Arrangement the Netherlands Curacao (Belastingregeling Nederland Curaco) and the Tax Arrangement for the country of the Netherlands (Belastingregeling voor het land Nederland).

Dividend Withholding Tax

General

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

Holder of Our Ordinary Shares Resident in the Netherlands

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

Holder of Our Ordinary Shares not Resident in the Netherlands

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

In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, in connection with distributions received by us from our foreign subsidiaries, we are allowed, subject to certain conditions, to reduce the amount of Dutch dividend withholding tax to be remitted to Dutch tax authorities by the lesser of:

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

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to pay to the Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold from dividends.

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

(v)	has a substantial interest (aanmerkelijk belang) or a deemed substantial interest as defined in the Dutch Income Tax Act 2001 in us.

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

Residents of the Netherlands

Individuals

An individual who is resident or deemed to be resident in the Netherlands (a “Dutch Resident Individual”) and who holds our ordinary shares will be subject to Netherlands income tax on income and/or capital gains derived from our ordinary shares at the progressive rate (up to 52%; rate for 2014) if:

(i)	the holder derives profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), to which enterprise the ordinary shares are attributable; or

(ii)	the holder derives income or capital gains from the ordinary shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer) and also includes benefits resulting from a lucrative interest (lucratief belang).

If conditions (i) and (ii) above do not apply, any holder of our ordinary shares who is a Dutch Resident Individual will be subject to Netherlands income tax on a deemed return regardless of the actual income and/or capital gains derived from our ordinary shares. This deemed return has been fixed at a rate of 4% of the individual’s yield basis (rendementsgrondslag) insofar as this exceeds a certain threshold (heffingsvrijvermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets (including, as the case may be, the ordinary shares) held by the Dutch Resident Individual less the fair market value of certain qualifying liabilities, both determined on January 1 of the relevant year. The deemed return of 4% will be taxed at a rate of 30% (rate for 2016).

Entities

An entity that is resident or deemed to be resident in the Netherlands (a “Dutch Resident Entity”) will generally be subject to Netherlands corporate income tax with respect to income and capital gains derived from the ordinary shares. The Netherlands corporate income tax rate is 20% for the first €200,000 of the taxable amount, and 25% for the excess of the taxable amount over €200,000 (rates applicable for 2016).

Non-Residents of the Netherlands

A person who is neither a Dutch Resident Individual nor Dutch Resident Entity (a “Non-Dutch Resident”) and who holds our ordinary shares is generally not subject to Netherlands income tax or corporate income tax (other than dividend withholding tax described above) on income and capital gains derived from the ordinary shares, provided that:

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

(ii)	in the case of a Non-Dutch Resident who is an individual, such individual does not derive income or capital gains from the Shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001) performed or deemed to be performed in the Netherlands, which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer) and also includes benefits resulting from a lucrative interest (luctratief belang); and

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

Gift or Inheritance Tax

No Netherlands gift or inheritance taxes will be levied on the transfer of our ordinary shares by way of gift by or on the death of a holder of our ordinary shares, who is neither a resident nor deemed to be a resident of the Netherlands for the purpose of the relevant provisions, unless:

(i)	the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be a resident of the Netherlands for the purpose of the relevant provisions;

(ii)	such holder dies while being a resident or deemed resident of the Netherlands within 180 days after the date of a gift of the ordinary shares; or

(iii)	the gift is made under a condition precedent and such holder is deemed to be resident of the Netherlands at the time the condition is fulfilled.

For purposes of the Dutch Gift and Inheritance Tax Act 1956, an individual who is of Dutch nationality will be deemed to be a resident of the Netherlands if he has been a resident in the Netherlands at any time during the ten years preceding the date of the gift or his death.

For purposes of Netherlands gift tax, an individual will, irrespective of his nationality, be deemed to be resident of the Netherlands if he has been a resident in the Netherlands at any time during the 12-months preceding the date of the gift.

Applicable tax treaties may override such deemed residency.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	Material Modifications to the Rights of Security Holders

On August 18, 2015, in connection with the wind up the MEP and termination of Management KG (further described in “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Management Equity Plan”), our Articles of Association were amended to reflect the cancellation of our Class B Ordinary Shares. Accordingly, all references to “Ordinary Shares Class B” have been deleted from our Articles of Association.

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

Constellium’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2015 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on such criteria, Constellium’s management has concluded that, as of December 31, 2015, the Company´s internal control over financial reporting is effective.

C.	Attestation report of the registered public accounting firm.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers Audit has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2015.

The following table sets out the aggregate fees for professional services and other services rendered to us by PricewaterhouseCoopers in the years ended December 31, 2015 and 2014, and breaks down these amounts by category of service:

	For the year ended December 31,
	2015	2014
	(€ in thousands)
Audit fees	6,540	9,181
Audit-related fees	305	682
Tax fees	828	561
All other fees	3	—

Total	7,676	10,424

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

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Dutch Corporate Governance Code

Since we are a public company and list our Class A Ordinary shares on the New York Stock Exchange (“NYSE”) and on the Euronext Paris, regulated markets, we are subject to comply with the Dutch Corporate Governance Code (the “Dutch Code”). The Dutch Code, as amended, became effective on January 1, 2009, and applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere.

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

We acknowledge the importance of good corporate governance. The board of directors agrees with the general approach and with the majority of the provisions of the Dutch Code. However, considering our interests and the interests of our stakeholders, at this stage, we do not apply a limited number of best practice provisions either because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NYSE.

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

Our board of directors intends to evaluate a policy with respect to the number of additional board memberships that a board member may have. We will comply with applicable NYSE and SEC rules and the relevant provisions of Dutch law.

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

We have a policy on conflicts of interests and related party transactions. The policy provides that the determination of whether a conflict of interest exists will be made in accordance with Dutch law and on a case-by-case basis. We believe that it is not in the interest of the Company to provide for deemed conflicts of interests.

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

Six non-executive members of our board are independent. It is our view that given the nature of our business and the practice in our industry and considering our shareholder structure, it is justified that only six non-executive directors are independent. We may need to deviate from the Dutch Code’s independence definition for board members either because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NYSE. As an example, under NYSE rules, 8 of our current 9 directors are independent. We may need to further deviate from the Dutch Code’s independence definition for board members when looking for the most suitable candidates. For example, a current board member or future board candidate may have particular knowledge of, or experience in, the downstream aluminium rolled and extruded products and related businesses, but may not meet the definition of independence in the Dutch Code. As such background is very important to the efficacy of our board of directors in managing a highly technical business, and because our industry has relatively few participants, our board may decide to nominate candidates for appointment who do not fully comply with the criteria as listed under best practice provision III.2.2 of the Dutch Code.

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

On June 11, 2015 Mr. Brandjes, Mr. Guillemot, Mr. Hartman, Mr. Ormerod and Ms. Walker were each re-appointed as Non-Executive Directors for a period of one year.

Mr. Maugis, Mr. Nord and Mr. Paschke were each re-appointed as Non-Executive Directors for a period of two years.

This deviation gives the shareholders the possibility to already vote on a possible reappointment after one or two years instead of four years. Since we are a relatively recent public company of only 3 years, the maximum term is not an issue at this point.

•	Pursuant to best practice provision III.3.6. the non-executive board members shall draw up a retirement schedule in order to avoid, as far as possible, a situation in which many non-executive board members retire at the same time. The retirement schedule shall be made generally available and shall be posted on the company’s website.

As we are a relatively recent public company and (most) of our non-executive board members are (re)appointed for one year, we currently do not have a retirement schedule.

•	Pursuant to best practice provision IV.1.1, a general meeting of shareholders is empowered to cancel binding nominations of candidates for the board, and to dismiss members of the board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one-third of the voting rights outstanding. If such quorum is not represented, but a majority of those in attendance vote in favor of the proposal, a second meeting may be convened in the future and its vote will be binding, even without a one-third quorum. Our Amended and Restated Articles of Association currently provide that a general meeting of shareholders may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although this constitutes a deviation from provision IV.1.1 of the Dutch Code, we hold the view that these provisions will enhance the continuity of our management and policies.

•	Best practice provision IV.3.1 recommends that we should enable the shareholders to follow in real time all meetings with analysts, investors and press conferences. We believe that enabling shareholders to follow in real time all the meetings with analysts, presentations to analysts, presentations to investors as referred to in best practice provision IV.3.1 of the Dutch Code would create an excessive burden on our resources. We will ensure that analyst presentations are posted on our website after meetings with analysts. In addition, we hold quarterly earnings calls where we report our financial results to which all our investors are invited to attend via web conference.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Schedule I - Parent Company Condensed Financial Information, is attached hereto starting on page F-76 of this Annual Report.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

EXHIBIT INDEX

The following documents are filed as part of this Annual Report:

3.1	Amended and Restated Articles of Association of Constellium N.V. (incorporated by reference to Exhibit 3.2 of Constellium N.V.’s Amendment No. 3 to the Registration Statement on Form F-1 filed on May 21, 2013, File No. 333-188556)

3.2	Deed of Conversion-Constellium N.V. (incorporated by reference to Exhibit 3.2 of Constellium N.V.’s Amendment No. 4 to the Registration Statement on Form F-1 filed on May 21, 2013, File No. 333-188556)

3.3	Amendment to the Articles of Association of Constellium N.V.**

4.1	Partnership Agreement of Omega Management GmbH & Co. KG as amended and restated as of May 21, 2013 (incorporated by reference to Exhibit 4.1 of Constellium N.V.’s Amendment No. 3 to the Registration Statement on Form F-1 filed on May 21, 2013, File No. 333-188556)

4.2	Second Amendment to Credit Agreement, dated as of March 25, 2013, among Constellium Holdco B.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the new Term Lenders party thereto, Deutsche Bank Trust Company Americas, as the Existing Administrative Agent, and Deutsche Bank AG New York Branch, as the successor Administrative Agent (incorporated by reference to Exhibit 4.2 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.3	Third Amendment to Credit Agreement, dated as of July 31, 2013, among Constellium N.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File
No. 333-191863)

4.4	ABL Credit Agreement, dated as of May 25, 2012, among Constellium Holdco II B.V., Constellium U.S. Holdings I, LLC, Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders from time to time party hereto, and Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.5	First Amendment to Credit Agreement, dated as of January 7, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent**

4.6	Second Amendment to Credit Agreement, dated as of March 25, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.4 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.7	Third Amendment to Credit Agreement, dated as of October 1, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders party thereto, and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated by reference to Exhibit 4.6 of Constellium N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

4.8	Fourth Amendment to Credit Agreement, dated May 7, 2014, among Constellium Rolled Products Ravenswood, LLC, as borrower, Deutsche Bank Trust Company Americas, as administrative agent and collateral agent, and the lenders party thereto**

4.9	Credit Agreement, dated as of May 7, 2014, among Constellium N.V., as Borrower, the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.9 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.10	First Amendment to Credit Agreement, dated December 5, 2014, among Constellium N.V., the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.10 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.11	Second Amendment to Credit Agreement, dated February 5, 2015, among Constellium N.V., the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.11 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.12	Third Amendment to Credit Agreement, dated September 30, 2015, among Constellium N.V., the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent**

4.13	Fourth Amendment to Credit Agreement, dated December 10, 2015, among Constellium N.V., the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent**

4.14	Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.750% Senior Notes due 2024 (incorporated by reference to Exhibit 4.7 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.15	Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach and Deutsche Bank Trust Company Americas, as Trustee**

4.16	Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, and Deutsche Bank Trust Company Americas, as Trustee**

4.17	Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.625% Senior Notes due 2021 (incorporated by reference to Exhibit 4.8 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.18	Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent**

4.19	Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent**

4.20	Indenture, dated as of December 19, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 8.00% Senior Notes due 2023 (incorporated by reference to Exhibit 4.12 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.21	Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Constellium N.V., and Deutsche Bank Trust Company Americas, as Trustee**

4.22	Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, and Deutsche Bank Trust Company Americas, as Trustee**

4.23	Indenture, dated as of December 19, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 7.00% Senior Notes due 2023 (incorporated by reference to Exhibit 4.13 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.24	Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent**

4.25	Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent**

4.26	Indenture, dated as of March 30, 2016, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 7.875% Senior Secured Notes due 2021**

4.27	Parity Lien Intercreditor Agreement, dated as of March 30, 2016, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent**

4.28	Indenture, dated as of December 11, 2013, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent, providing for the issuance of the 8 3/4% Senior Secured Notes due 2018 (incorporated by reference to Exhibit 4.14 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.29	First Supplemental Indenture, dated as of April 16, 2014, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent**

4.30	Second Supplemental Indenture, dated as of June 4, 2014, among WAC I, LLC, Wise Metals Group LLC, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent**

4.31	Third Supplemental Indenture, dated as of October 17, 2014, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent**

4.32	Credit Agreement, dated as of December 11, 2013, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Administrative Agent (incorporated by reference to Exhibit 4.15 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.33	Waiver and Amendment No. 1 to Credit Agreement, dated as of March 4, 2014, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent**

4.34	Consent and Amendment No. 2 to Credit Agreement, dated as of June 30, 2014, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent**

4.35	Amendment No. 3 to Credit Agreement, dated as of November 26, 2014, by and among Wise Alloys LLC, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.36	Consent and Amendment No. 4 to Credit Agreement, dated as of December 23, 2014, by and among Wise Alloys LLC, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.17 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.37	Amendment No. 5 to Credit Agreement, dated as of March 23, 2015, among Wise Alloys LLC, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent**

4.38	Amendment No. 6 to Credit Agreement, dated as of November 4, 2015, by and among Wise Alloys LLC, as Borrower, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent**

4.39	Indenture, dated as of April 16, 2014, among Wise Metals Intermediate Holdings LLC, Wise Holdings Finance Corporation, and Wilmington Trust National Association, as Trustee, providing for the issuance of the 9 3⁄4% / 10 1⁄2% Senior PIK Toggle Notes due 2019 (incorporated by reference to Exhibit 4.18 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

10.1	Amended and Restated Shareholders Agreement, dated May 29, 2013, among Constellium N.V. and the other signatories thereto (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.2	2013 Executive Performance Award Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 20-F filed on April 22, 2014)

10.3	2012 Long-Term Incentive (Cash) Plan (incorporated by reference to Exhibit 10.3 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.4	Employment Letter by and between Constellium Switzerland AG and Pierre Vareille, dated August 30, 2012 (incorporated by reference to Exhibit 10.4 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.5	Employment Letter by and between Constellium France Holdco SAS and Didier Fontaine, dated May 11, 2012 (incorporated by reference to Exhibit 10.5 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.6	Amended and Restated Factoring Agreement between Alcan Rhenalu S.A.S. as French Seller, Alcan Aerospace S.A.S. as French Seller, Alcan Softal S.A.S. as French Seller, Alcan France Extrusions S.A.S. as French Seller, Alcan Aviatube S.A.S. as French Seller, Omega Holdco II B.V. as Parent Company, Engineered Products Switzerland A.G. as Sellers’ Agent and GE Factofrance S.N.C. as Factor, dated January 4, 2011, as amended as of November 8, 2013 (incorporated by reference to Exhibit 10.7 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.7	Amendment and Consent Letter No 10 between GE Factofrance S.A.S. as Factor and Constellium Switzerland AG, Constellium Holdco II B.V., Constellium France S.A.S., Constellium Extrusions France S.A.S. and Constellium Aviatube S.A.S. as French Sellers, dated February 3, 2014 (incorporated by reference to Exhibit 10.7.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

10.8	Amendment and Restatement Agreement among Constellium Issoire, as Seller, Constellium Neuf Brisach, as Seller, Constellium Extrusions France, as Seller, Constellium Holdco II B.V., as Parent Company, Constellium Switzerland A.G., as Sellers agent, and GE Factofrance SAS, as Factor, dated December 3, 2015 **

10.9	Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010 (incorporated by reference to Exhibit 10.8 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.10	Country Specific Amendment Agreement (Switzerland) to the Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010 (incorporated by reference to Exhibit 10.9 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.10.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Valais AG (formerly: Alcan Aluminium Valais AG), dated November 12, 2013 (incorporated by reference to Exhibit 10.9.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.11	Factoring Agreement between GE Capital Bank AG and Alcan Aluminium-Presswerke GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.10 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.11.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Deutschland GmbH (formerly Alcan Aluminium-Presswerke GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.12	Factoring Agreement between GE Capital Bank AG and Alcan Singen GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.11 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.12.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH (formerly: Alcan Singen GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.13	Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH, dated March 26, 2014**

10.14	Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Děčín S.R.O., dated June 26, 2015**

10.15	Metal Supply Agreement between Engineered Products Switzerland AG and Rio Tinto Alcan Inc. for the supply of sheet ingot in Europe, dated January 4, 2011 (incorporated by reference to Exhibit 10.12 of Constellium N.V.’s Amendment No. 3 to the Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.16	Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.17	Form of Restricted Stock Unit Award Agreement under the Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 of Constellium N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

10.18	Unit Purchase Agreement between Constellium N.V., Wise Metals Holdings LLC and Silver Knot, LCC, dated October 3, 2014 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Form 6-K furnished on October 3, 2014)

10.19	Receivables Purchase Agreement, dated as of March 23, 2015, between Wise Alloys Funding LLC, as Seller, Wise Alloys LLC, as Servicer, and HSBC Bank USA, National Association, as Purchaser (incorporated by reference to Exhibit 10.16 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

10.20	First Amendment to Receivables Purchase Agreement, dated as of October 27, 2015, between Wise Alloys Funding LLC, as Seller, Wise Alloys LLC, as Servicer, and HSBC Bank USA, National Association, as Purchaser**

10.21	Receivables Purchase Agreement, dated March 16, 2016, among Wise Alloys LLC, as Servicer, Wise Alloys Funding II LLC, as Seller, Hitachi Capital America Corp., as Purchaser, and Greensill Capital Inc., as purchaser agent**

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of Independent Registered Public Accounting Firm**

21.1	List of subsidiaries**

**	Filed herein.
+	Confidential treatment granted as to certain portions, which portions have been provided separately to the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CONSTELLIUM N.V.

By:	/s/ Pierre Vareille
Name: Pierre Vareille Title: Chief Executive Officer

Date: April 18, 2016

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Constellium N.V. Audited Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014, and 2013

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Income Statement	F-3
Consolidated Statement of Comprehensive Income / (Loss)	F-4
Consolidated Statement of Financial Position	F-5
Consolidated Statement of Changes in Equity	F-6
Consolidated Statement of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8
Schedule I - Constellium N.V. Parent Company Condensed Financial Information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014, and 2013
Schedule I - Parent Company Condensed Financial Information	F-76

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Constellium N.V.:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income / (loss), changes in equity and cash flows present fairly, in all material respects, the financial position of Constellium N.V. (the “Company”) and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2015 and 2014). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Neuilly-sur-Seine, France

PricewaterhouseCoopers Audit

/s/ Olivier Lotz

Olivier Lotz

Partner

March 15, 2016

CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Revenue	4, 5	5,153	3,666	3,495
Cost of sales	6	(4,703)	(3,183)	(3,024)

Gross profit		450	483	471

Selling and administrative expenses	6	(245)	(200)	(210)
Research and development expenses	6	(35)	(38)	(36)
Restructuring costs	6	(8)	(12)	(8)
Impairment	4, 6, 14	(457)	—	—
Other gains/(losses)—net	6, 8	(131)	(83)	(8)

(Loss) / Income from operations		(426)	150	209

Other expenses		—	—	(27)

Finance income	10	71	30	17
Finance costs	10	(226)	(88)	(67)

Finance costs—net		(155)	(58)	(50)

Share of (loss) / profit of joint-ventures	25	(3)	(1)	3

(Loss) / Income before income tax		(584)	91	135

Income tax benefit / (expense)	11	32	(37)	(39)

Net (Loss) / Income from continuing operations		(552)	54	96

Net Income from discontinued operations		—	—	4

Net (Loss) / Income for the period		(552)	54	100

Net (Loss) / Income attributable to:
Equity holders of Constellium		(554)	51	98
Non-controlling interests		2	3	2

Net (Loss) / Income		(552)	54	100

Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
From continuing and discontinued operations
Basic	12	(5.27)	0.48	1.00
Diluted	12	(5.27)	0.48	0.99
From continuing operations
Basic	12	(5.27)	0.48	0.96
Diluted	12	(5.27)	0.48	0.95
From discontinued operations
Basic	12	—	—	0.04
Diluted	12	—	—	0.04

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Net (Loss) / Income		(552)	54	100

Other Comprehensive Income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	21	(7)	(137)	72
Deferred tax on remeasurement on post-employment benefit obligations	26	20	14	(9)
Cash flow hedges	24	(9)	9	—
Deferred tax on cash flow hedges	26	3	(3)	—
Items that may be reclassified subsequently to the consolidated income statement
Currency translation differences		34	(13)	—

Other Comprehensive Income/ (Loss)		41	(130)	63

Total Comprehensive (Loss) / Income		(511)	(76)	163

Attributable to:
Equity holders of Constellium		(513)	(80)	161
Non-controlling interests		2	4	2

Total Comprehensive (Loss) / Income		(511)	(76)	163

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At December 31, 2015	At December 31, 2014
Assets
Non-current assets
Goodwill	13	443	11
Intangible assets	13	78	17
Property, plant and equipment	14	1,255	633
Investments accounted for under equity method	25	30	21
Deferred income tax assets	26	270	192
Trade receivables and other	16	53	48
Other financial assets	24	37	33

		2,166	955

Current assets
Inventories	15	542	436
Trade receivables and other	16	365	573
Other financial assets	24	70	57
Cash and cash equivalents	17	472	991

		1,449	2,057

Assets classified as held for sale	32	13	—

Total Assets		3,628	3,012

Equity
Share capital	18	2	2
Share premium	18	162	162
Retained deficit and other reserves		(715)	(207)

Equity attributable to owners of Constellium		(551)	(43)
Non-controlling interests		11	6
Total Equity		(540)	(37)

Liabilities
Non-current liabilities
Borrowings	19	2,064	1,205
Trade payables and other	20	54	31
Deferred income tax liabilities	26	10	—
Pension and other post-employment benefits obligations	21	701	657
Other financial liabilities	24	14	40
Provisions	22	119	61

		2,962	1,994

Current liabilities
Borrowings	19	169	47
Trade payables and other	20	867	877
Income taxes payable		6	11
Other financial liabilities	24	107	71
Provisions	22	44	49

		1,193	1,055

Liabilities classified as held for sale	32	13	—

Total Liabilities		4,168	3,049

Total Equity and Liabilities		3,628	3,012

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2013	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net income	—	—	—	—	—	98	98	2	100
Other comprehensive income	—	—	63	—	—	—	63	—	63

Total comprehensive income	—	—	63	—	—	98	161	2	163

Transactions with the owners
Share premium distribution(A)	—	(98)	—	—	—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Share equity plan	—	—	—	—	1	—	1	—	1
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution(A)	—	—	—	—	—	(147)	(147)	—	(147)
IPO Primary offering	—	154	—	—	—	—	154	—	154
IPO Over-allotment	—	25	—	—	—	—	25	—	25
IPO Fees	—	(17)	—	—	—	—	(17)	—	(17)

Transactions with non-controlling interests	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2013	2	162	(23)	(14)	1	(96)	32	4	36

(A)	On March 13, 2013, the Board of directors approved a distribution to the Company’s shareholders. On March 28, 2013 a distribution was made of €103 million. On May 21, 2013, an interim dividend was paid for €147 million on preference shares.

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2014	2	162	(23)	—	(14)	1	(96)	32	4	36

Net income	—	—	—	—	—	—	51	51	3	54
Other comprehensive loss	—	—	(123)	6	(14)	—	—	(131)	1	(130)

Total comprehensive loss	—	—	(123)	6	(14)	—	51	(80)	4	(76)

Transactions with Equity holders
Share equity plan	—	—	—	—	—	4	—	4	—	4
MEP shares changes	—	—	—	—	—	1	—	1	—	1

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2014	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net (loss) / Income	—	—	—	—	—	—	(554)	(554)	2	(552)
Other comprehensive income	—	—	13	(6)	34	—	—	41	—	41

Total comprehensive income / (loss)	—	—	13	(6)	34	—	(554)	(513)	2	(511)

Transactions with Equity holders
Share equity plan	—	—	—	—	—	5	—	5	—	5

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	3	3

At December 31, 2015	2	162	(133)	—	6	11	(599)	(551)	11	(540)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Cash flows from / (used in) operating activities
Net (loss) / income from continuing operations		(552)	54	96
Adjustments
Income tax (benefit) / expense	11	(32)	37	39
Finance costs—net	10	155	58	50
Depreciation and amortization	4	140	49	32
Restructuring costs and other provisions		2	6	(8)
Impairment		457	—	—
Defined benefit pension costs	21	48	29	29
Unrealized losses / (gains) on derivatives—net and from remeasurement of monetary assets and liabilities—net	4, 8	23	52	(14)
Losses on disposal and assets classified as held for sale	4, 8	5	5	6
Share of loss /(profit) of joint-ventures	25	3	—	(3)
Other		5	5	2
Changes in working capital:
Inventories		149	(95)	41
Trade receivables	16	343	(48)	9
Margin calls		1	11	4
Trade payables		(161)	170	(1)
Other working capital		4	(33)	(9)
Changes in other operating assets and liabilities:
Provisions—pay out	22	(20)	(12)	(17)
Income tax paid		(9)	(27)	(29)
Pension liabilities and other post-employment benefit obligations payment	21	(50)	(49)	(43)

Net cash flows from operating activities		511	212	184

Cash flows from / (used in) investing activities
Purchases of property, plant and equipment		(350)	(199)	(144)
Acquisition of subsidiaries net of cash acquired	3	(348)	—	—
Proceeds from disposals, including joint-venture		4	(2)	7
Issuance of shares of joint-ventures		(9)	(19)	—
Proceeds from finance leases		6	6	6
Other investing activities		(25)	(2)	(1)

Net cash flows used in investing activities		(722)	(216)	(132)

Cash flows from / (used in) financing activities
Net proceeds received from issuance of shares		—	—	162
Interim dividend paid		—	—	(147)
Distribution of share premium to owners of the Company		—	—	(103)
Withholding tax reimbursed /(paid)		—	20	(20)
Interests paid		(143)	(39)	(36)
Proceeds received from term loan and Senior Notes		—	1,153	351
Repayment of term loan	19	—	(331)	(156)
Proceeds/ (Repayments) of U.S revolving Credit Facility and other loans	19	(211)	13	2
Payment of deferred financing costs		(2)	(27)	(8)
Transactions with non-controlling interests		3	(2)	(2)
Other financing activities	19	45	(34)	—

Net cash flows (used in) / from financing activities		(308)	753	43

Net (decrease) / increase in cash and cash equivalents		(519)	749	95
Cash and cash equivalents—beginning of period	17	991	236	142
Effect of exchange rate changes on cash and cash equivalents		4	6	(1)

Cash and cash equivalents—end of period		476	991	236

Less: Cash and cash equivalents classified as held for sale	32	(4)	—	—
Cash and cash equivalents as reported in the Statement of Financial Position	17	472	991	236

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—General Information

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the aerospace, packaging and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the United States, Europe and China, operates 22 production facilities, 9 administrative and commercial sites and one world-class technology center. It has approximately 11,000 employees.

Constellium is a public company with limited liability. The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

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

Note 2—Summary of Significant Accounting Policies

2.1. Statement of compliance

The consolidated financial statements of Constellium N.V. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group’s application of IFRS results in no difference between IFRS as issued by the IASB and IFRS as endorsed by the EU (http://ec.europa.eu/internal_market/accounting/ias/index_en.htm).

The consolidated financial statements have been authorized for issue by the Board of Directors at its meeting held on March 13, 2016.

2.2. Application of new and revised International Financial Reporting Standards (IFRS) and interpretations

Standards and Interpretations with an application date for the Group at January 1, 2015:

•	Amendments to IAS 19, ‘Defined Benefit Plans’: Employee Contributions. This amendment clarifies the requirements related to contributions from employees or third parties. The Group applied this amendment in 2013 and there is no impact on the Group financial statements.

•	Annual Improvements to IFRSs 2010-2012 Cycle and to IFRSs 2011-2013 Cycle. These Annual Improvements have no impact on the Group financial statements.

2.3. New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new, revised and amended standards and interpretations that have been issued but are not yet effective and which could affect the Group’s future consolidated financial statements:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. It will replace the guidance in IAS 39, ‘Financial instruments’ that relates to the classification and measurement of financial instruments.

Modifications introduced by IFRS 9 relate primarily to:

•	classification and measurement of financial assets. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.

•	depreciation of receivables, now based on the expected credit losses model.

•	hedge accounting.

The standard will be effective for accounting periods beginning on or after January 1, 2018.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts and related interpretations’. The standard will be effective for accounting periods beginning on or after January 1, 2018.

IFRS 16, ‘Leases’ deals with principles for the recognition, measurement, presentation and disclosures of leases. The standard provides an accounting model, requiring lessee to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The lessor accounting approach remains unchanged. The standard will replace IAS 17, ‘Lease’ and will be effective for accounting periods beginning on or after January 1, 2019.

The impact of these standards on the Group’s results and financial situation will be evaluated in 2016.

2.4. Basis of preparation

In accordance with IAS 1, ‘Presentation of Financial Statements’, the Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements respectively in NOTE 17—Cash and Cash Equivalents, NOTE 19—Borrowings and NOTE 23—Financial Risk Management.

The Group’s forecast and projections, taking account of reasonably possible changes in trading performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants.

Accordingly the Group continues to adopt the going concern basis in preparing the Consolidated Financial Statements. Management considers that this assumption is not invalidated by Constellium’s negative equity as at December 31, 2015. This assessment was confirmed by the Board of Directors at its meeting held on March 13, 2016.

2.5 Presentation of the operating performance of each operating segment and of the Group

In accordance with IFRS 8, ‘Operating Segments’, operating segments are based upon product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items. Adjusted EBITDA is defined as income from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, Share Equity Plan expense, effects of purchase accounting adjustments, start-up costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

2.6. Principles governing the preparation of the Consolidated Financial Statements

Basis of consolidation

These consolidated financial statements include all the assets, liabilities, equity, revenues, expenses and cash flows of the entities and businesses controlled by Constellium. All intercompany transactions and balances between Group companies are eliminated.

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

Investments over which the Group has significant influence or joint control are accounted under the equity method. The investments are initially recorded at cost. Subsequently they are increased or decreased by the Group’s share in the profit or loss, or by other movements reflected directly in the equity of the entity.

Business combination

The Group applies the acquisition method to account for business combinations.

The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities assumed and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The amount of non-controlling interest is determined for each business combination and is either based on the fair value (full goodwill method) or the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets, resulting in recognition of only the share of goodwill attributable to equity holders of the parent (partial goodwill method).

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

At the acquisition date, the Group recognizes the identifiable acquired assets, liabilities and contingent liabilities (identifiable net assets) of the subsidiaries on the basis of fair value at the acquisition date. Recognized assets and liabilities may be adjusted during a maximum of 12 months from the acquisition date, depending on new information obtained about the facts and circumstances existing at the acquisition date.

Significant assumptions used in determining allocation of fair value include the following valuation approaches: the cost approach, the income approach and the market approach which are determined based on cash flow projections and related discount rates, industry indices, market prices regarding replacement cost and comparable market transactions.

Acquisition related costs are expensed as incurred and included in Other gains / (losses)—net in the Consolidated Income Statement.

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

On disposal of the relevant cash-generating units, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Impairment of goodwill

A group of cash-generating units to which goodwill is allocated is tested for impairment annually, or more frequently when there is an indication that the group of units may be impaired.

The net carrying value of a group of cash-generating units is compared to its recoverable amount, which is the higher of the value in use and the fair value less cost of disposal.

Value in use calculations use cash flow projections based on financial budgets approved by management and covering usually a 5-year period. Cash flows beyond this period are estimated using a perpetual long-term growth rate for the subsequent years.

The value in use is the sum of discounted cash flows over the projected period and the terminal value. Discount rates are determined based on the weighted-average cost of capital of each operating segment.

The fair value is the price that would be received for the group of cash-generating units, in an orderly transaction, from a market participant. This value is estimated on the basis of available and relevant market data or a discounted cash flow model incorporating a market participant’s assumptions.

An impairment loss for goodwill is recognized for the amount by which the group of units carrying amount exceeds its recoverable amount.

Any impairment loss for goodwill is allocated first to reduce the carrying amount of any goodwill allocated to the group of cash-generating units and then, to the other assets of the group of units pro rata on the basis of the carrying amount of each asset in the group of units.

Any impairment loss is recognized in the line Impairment in the Consolidated Income Statement. An impairment loss recognized for goodwill cannot be reversed in subsequent periods.

Non-current assets (and disposal groups) classified as held for sale & Discontinued operations

IFRS 5, ‘Non-current Assets Held for Sale and Discontinued Operations’ defines a discontinued operation as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components, (ii) is held for sale or has been sold, and (iii) represents a separate major line of business or geographic areas of operations.

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

The results of discontinued operations are shown separately in the Consolidated Income Statement and Consolidated Statement of Cash Flows.

Foreign currency transactions and foreign operations

Functional currency

Items included in the consolidated financial statements of each of the entities and businesses of Constellium are measured using the currency of the primary economic environment in which each of them operates (their functional currency).

Foreign currency transactions:

Transactions denominated in currencies other than the functional currency are converted to the functional currency at the exchange rate in effect at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Income Statement, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented within Finance costs—net.

Foreign exchange gains and losses that relate to commercial transactions are presented in Cost of sales. All other foreign exchange gains and losses, including those that relate to foreign currency derivatives hedging commercial transactions, are presented within Other gains/ (losses)—net.

Foreign operations: presentation currency and foreign currency translation

In the preparation of the consolidated financial statements, the year-end balances of assets, liabilities and components of equity of Constellium’s entities and businesses are translated from their functional currencies into Euros, the presentation currency of the Group, at their respective year-end exchange rates; and the revenues, expenses and cash flows of Constellium’s entities and businesses are translated from their functional currencies into Euros using average exchange rates for the period.

The net differences arising from exchange rate translation are recognized in the Consolidated Statement of Comprehensive Income / (Loss).

The following table summarizes the main exchange rates used for the preparation of the Consolidated Financial Statements of the Group:

		Year ended December 31, 2015		Year ended December 31, 2014		Year ended December 31, 2013
Foreign exchange rate for 1 Euro		Average rate	Closing rate	Average rate	Closing rate	Average rate	Closing rate
U.S. Dollars	USD	1.1089	1.0887	1.3264	1.2141	1.3271	1.3791
Swiss Francs	CHF	1.0669	1.0835	1.2146	1.2024	1.2308	1.2276
Czech Koruna	CZK	27.2762	27.0226	27.5352	27.7348	25.9471	27.4273

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

Revenue from product sales, net of trade discounts, allowances and volume-based incentives, is recognized once delivery has occurred, provided that persuasive evidence exists that all of the following criteria are met:

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

The Group also enters into tolling agreements whereby clients loan the metal which the Group will then manufacture for them. In these circumstances, revenue is recognized when services are provided at the date of redelivery of the manufactured metal.

Amounts billed to customers in respect of shipping and handling are classified as revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognized in Cost of sales.

Deferred tooling revenue and related costs

Certain automotive long term contracts include the design and manufacture of customized parts. To manufacture such parts, certain specialized or customized tooling is required. The Group accounts for the tooling revenue and related costs provided by third party manufacturers in accordance with the provisions of IAS 11, ‘Construction Contracts’, i.e. revenue and expenses are recognized on the basis of percentage of completion of the contract.

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

Where development expenditures do not meet these criteria, they are expensed as incurred. Development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

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

Interest income and expense

Interest income is recorded using the effective interest rate method on loans receivables and on the interest bearing components of cash and cash equivalents.

Interest expense on short and long-term financing is recorded at the relevant rates on the various borrowing agreements.

Borrowing costs (including interests) incurred for the construction of any qualifying asset are capitalized during the period of time required to complete and prepare the asset for its intended use.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting year, the Group revises its estimate of the number of equity instruments expected to vest.

Property, plant and equipment

Recognition and measurement

Property, plant and equipment acquired by the Company are recorded at cost, which comprises the purchase price (including import duties and non-refundable purchase taxes), any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Borrowing costs (including interests) directly attributable to the acquisition or construction of a Property, plant and equipment are included in the cost. Subsequent to the initial recognition, Property, plant and equipment are measured at cost less accumulated depreciation and impairment, if any. Costs are capitalized into construction work in progress until such projects are completed and the assets are available for use.

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

Depreciation

Land is not depreciated. Property, plant and equipment are depreciated over the estimated useful lives of the related assets using the straight-line method as follows:

•	Buildings 10—50 years;

•	Machinery and equipment 3—40 years; and

•	Vehicles 5—8 years.

Intangible assets

Recognition and measurement

Technology and Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses. The useful lives of the Group intangible assets are assessed to be finite.

Amortization

Intangible assets are amortized over the estimated useful lives of the related assets using the straight-line method as follows:

•	Technology 20 years;

•	Customer relationships 25 years; and

•	Softwares 3—5 years.

Impairment tests for property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets subject to amortization are reviewed for impairment if there is any indication that the carrying amount of the asset (or cash-generating unit to which it belongs) may not be recoverable. The recoverable amount is based on the higher of fair value less cost of disposal (market value) and value in use (determined using estimates of discounted future net cash flows of the asset or group of assets to which it belongs).

Any impairment loss is recognized in the line Impairment in the Consolidated Income Statement.

Financial instruments

(i) Financial assets

Financial assets are classified either: (a) at fair value through profit or loss, or as (b) loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of Constellium’s financial assets at initial recognition.

(a)	At fair value through profit or loss: These are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading except when they are designated as hedging instruments in a hedging relationship that qualifies for hedge accounting in accordance with IAS 39, ‘Financial instruments’. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current. Financial assets carried at fair value through profit or loss, are initially recognized at fair value and transaction costs are expensed in the Consolidated Income Statement.

(b)	Loans and receivables: These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current or non-current assets based on their maturity date. Loans and receivables are comprised of trade receivables and other and non-current and current loans receivable in the Consolidated Statement of Financial Position. Loans and receivables are carried at amortized cost using the effective interest rate method, less any impairment.

(ii) Financial liabilities

Borrowings and other financial liabilities (excluding derivative liabilities) are recognized initially at fair value, net of transaction costs incurred and directly attributable to the issuance of the liability. These financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the Consolidated Income Statement using the effective interest rate method.

(iii) Derivative financial instruments

Derivatives that are classified as held for trading are initially recognized at their fair value on the date at which the derivative contract is entered into and are subsequently remeasured to their fair value at the date of each Consolidated Statement of Financial Position, with the changes in fair value included in Other (losses) / gains—net. The Group has no derivatives designated for hedge accounting treatment, except at December 31, 2014 for forward derivatives contracted to hedge the foreign currency risk on the estimated U.S. Dollar purchase price of the Wise entities (see NOTE 24—Financial Instruments).

(iv) Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, relevant market prices are used to determine fair values. The Group periodically estimates the impact of credit risk on its derivatives instruments aggregated by counterparties and takes it into account when estimating the fair value of its derivatives.

Credit Value Adjustments are calculated for asset derivatives based on Constellium counterparties credit risk. Debit Value Adjustments are calculated for credit derivatives based on Constellium own credit risk.

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

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Various equipment from third parties are leased under finance lease agreements. Under such finance leases, the asset financed is recognized in Property, plant and equipment and the financing is recognized as a financial liability, in Borrowings.

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

Weighted-average costs for raw materials, stores, work in progress and finished goods are calculated using the costs experienced in the current period based on normal operating capacity (and include the purchase price of materials, freight, duties and customs, the costs of production, which includes labor costs, materials and other expenses, which are directly attributable to the production process and production overheads).

Trade accounts receivable

Recognition and measurement

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment (if any).

Impairment

An impairment allowance of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, late payments, default or a significant deterioration in creditworthiness. The amount of the provision is the difference between the assets’ carrying value and the present value of the estimated future cash flows, discounted at the original effective interest rate. The expense (income) related to the increase (decrease) of the impairment allowance is recognized in the Consolidated Income Statement. When a trade receivable is deemed uncollectible, it is written off against the impairment allowance account. Subsequent recoveries of amounts previously written off are credited in Cost of sales in the Consolidated Income Statement

Factoring arrangements

In a non-recourse factoring arrangement, where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized from the Consolidated Statement of Financial Position. Where trade accounts receivable are sold with limited recourse, and substantially all the risks and rewards associated with these receivables are not transferred, receivables continue to be included in the Consolidated Statement of Financial Position. Inflows and outflows from factoring agreements in which the Group does not derecognize receivables are presented on a net basis as cash flows from financing activities. Arrangements in which the Group derecognizes receivables result in changes in trade receivables which are reflected as cash flows from operating activities.

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

The initial closure provision together with subsequent movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalized within Property, plant and equipment. These costs are then depreciated over the remaining useful lives of the related assets. The amortization or unwinding of the discount applied in establishing the net present value of the provisions is charged to the Consolidated Income Statement as a financing cost in each accounting year.

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

Legal, tax and other potential claims

Provisions for legal claims are made when it is probable that liabilities will be incurred and when such liabilities can be reasonably estimated. For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals, process and outcomes of similar historical matters, amongst others. Once an unfavorable outcome is considered probable, management weights the probability of possible outcomes and the most reasonable loss is recorded. Legal matters are reviewed on a regular basis to determine if there have been changes in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss. Depending on their nature, these costs may be charged to Cost of sales or Other gains/ (losses)–net in the Consolidated Income Statement. Included in other potential claims are provisions for product warranties and guarantees to settle the net present value portion of any settlement costs for potential future legal actions, claims and other assertions that may be brought by Constellium’s customers or the end-users of products. Provisions for product warranty and guarantees are charged to Cost of sales in the Consolidated Income Statement. In the accounting year when any legal action, claim or assertion related to product warranty or guarantee is settled, the net settlement amount incurred is charged against the provision established in the Consolidated Statement of Financial Position. The outstanding provision is reviewed periodically for adequacy and reasonableness by Constellium management.

Management establishes tax reserves and accrues interest thereon, if deemed appropriate; in expectation that certain tax return positions may be challenged and that the Group might not succeed in defending such positions, despite management’s belief that the positions taken were fully supportable.

Pension, other post-employment healthcare plans and other long term employee benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. Constellium’s contributions to defined contribution pension plans are charged to the Consolidated Income Statement in the year to which the contributions relate. This expense is included in Cost of sales, Selling and administrative expenses or Research and development expenses, depending on its nature.

For defined benefit plans, the retirement benefit obligation recognized in the Consolidated Statement of Financial Position represents the present value of the defined benefit as reduced by the fair value of plan assets. The effects of changes in actuarial assumptions and experience adjustments are charged or credited to Other comprehensive income / (loss).

The amount charged to the Consolidated Income Statement in respect of these plans (including the service costs and the effect of any curtailment or settlement, net of interest costs) is included within the Income / (loss) from operations.

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

Taxation

The current Income tax (expense) / benefit is calculated on the basis of the tax laws enacted or substantively enacted at the Consolidated Statement of Financial Position date in the countries where the Company and its subsidiaries operate and generate taxable income.

The Group is subject to income taxes in the Netherlands, France, United States and numerous other jurisdictions. Certain of Constellium’s businesses may be included in consolidated tax returns within the Company. In certain circumstances, these businesses may be jointly and severally liable with the entity filing the consolidated return, for additional taxes that may be assessed.

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This approach also requires the recognition of deferred income tax assets for operating loss carryforwards and tax credit carryforwards.

The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized as tax income /(loss) in the year when the rate change is substantively enacted. Deferred income tax assets and liabilities are measured using tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the date of the Consolidated Statement of Financial Position. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Presentation of financial statements

The consolidated financial statements are presented in millions of Euros. Certain reclassifications may have been made to prior year amounts to conform to current year presentation or with IFRS requirements (see NOTE 32—Disposals, Disposals Group classified as held for sale).

2.7. Judgments in applying accounting policies and key sources of estimation uncertainty

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

Purchase Accounting

Business combinations are recorded in accordance with IFRS 3, ‘Business Combination’ using the acquisition method. Under this method, upon the initial consolidation of an entity over which the

Group has acquired exclusive control, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date.

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

Impairment tests for goodwill, intangible assets and property, plant and equipment.

The determination of fair value and value in use of cash generating units or groups of cash generating units depends on a number of assumptions, in particular market data, estimated future cash flows and the discount rate.

These assumptions are subject to risk and uncertainty. Any material changes in these assumptions could result in a significant change in a cash generating-units’ recoverable value or a goodwill impairment. Details of the key assumptions applied are set out in NOTE 13—Intangible assets (including goodwill) and in NOTE 14—Property, plant and equipment.

Pension, other post-employment benefits and other long-term employee benefits

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligations and net pension costs include the discount rate and the rate of future compensation increases. In making these estimates and assumptions, management considers advices provided by external advisers, such as actuaries.

Any material changes in these assumptions could result in a significant change in employee benefits expense recognized in the Consolidated Income Statement, actuarial gains and losses recognized in equity and prepaid and accrued benefits. Details of the key assumptions applied are set out in NOTE 21—Pensions and other post-employment benefit obligations.

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

Provisions

Provisions have been recorded for: (a) close-down and restoration costs; (b) environmental remediation and monitoring costs; (c) restructuring programs; (d) legal and other potential claims including provisions for product income tax risks, warranty and guarantees, at amounts which represent management’s best estimates of the expenditure required to settle the obligation at the date of the Consolidated Statement of Financial Position. Expectations are revised each year until the actual liability is settled, with any difference accounted for in the year in which the revision is made. Main assumptions used are described in NOTE 22—Provisions.

Note 3—Acquisition of Wise Entities

On January 5, 2015, Constellium acquired 100% of Wise Metals Intermediate Holdings LLC (“Wise” or “Muscle Shoals”), a private aluminum sheet producer located in Muscle Shoals, Alabama, United States of America. The total consideration, paid in cash, was €370 million. With the acquisition, Constellium has now access to 450,000 metric tons (kt) of hot mill capacity from the widest strip mill in North America, reinforcing its position on the can market and positioning Constellium to continue to grow in the North American Body in White (BiW) market.

In accordance with IFRS 3, ‘Business Combination’, Constellium has recognized the assets acquired and liabilities assumed, measured, with the assistance of an independent expert, at fair value at the acquisition date:

(in millions of Euros)	Notes	January 5, 2015
Intangible assets	13	130
Property, plant and equipment	14	657
Trade receivables and other		165
Inventories		227
Other financial assets		4
Cash and cash equivalents		22

Total assets acquired		1,205

Borrowings	19	(997)
Trade payables and other		(155)
Deferred tax liabilities	26	(15)
Pension and other post-employment benefit obligations	21	(8)
Other financial liabilities		(2)
Provisions and contingent liabilities	22	(53)

Total liabilities assumed		(1,230)

Net liabilities assumed		(25)

Goodwill	13	395

Total cash consideration		370

The valuation resulted in the recognition of intangible assets such as Customer relationships and Technology. Property, plant and equipment, Inventories, Provisions and Borrowings have been remeasured at fair value. The resulting €395 million goodwill is mainly supported by the growing automotive markets (Body in White) in North America. The resulting goodwill will be deductible for tax purposes.

Considering the industries served, its major customers and product lines, Muscle Shoals and its related assets and liabilities are included in Packaging and Automotive Rolled Products (P&ARP) operating segment.

The combined revenue and net income for the year ended December 31, 2015 assuming the business combination occurred on January 1, 2015 would not be materially different from the actual consolidated revenue (as the acquisition was completed on January 5, 2015).

Acquisition costs were recognized as expenses in Other gains/ (losses)-net of Group’s Consolidated Income Statement (€34 million in 2014 and €5 million in 2015).

Note 4—Operating Segment Information

Management has defined Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to the Constellium chief operating decision maker (CODM) (see NOTE 2—Summary of Significant Accounting Policies) on that basis. Group’s operating segments are described below:

Aerospace and Transportation (A&T)

A&T focuses on thick-gauge rolled high value-added products for customers in the aerospace, marine, automotive and mass-transportation markets and engineering industries. A&T operates six facilities in three countries.

Packaging and Automotive Rolled Products (P&ARP)

P&ARP produces and provides thin-gauge rolled products for customers in the beverage and closures, automotive, Body in White, customized industrial sheet solutions and high-quality bright surface product markets. P&ARP operates three facilities in three countries.

Automotive Structures and Industry (AS&I)

AS&I focuses on specialty products and supplies a variety of hard and soft alloy extruded products, including technically advanced products, to the automotive, industrial, energy, electrical and building industries, and to manufacturers of mass transport vehicles and shipbuilders. AS&I operates thirteen facilities in seven countries.

Holdings & Corporate

Holdings & Corporate include the net cost of Constellium’s head office and corporate support functions.

Intersegment elimination

Intersegment trading is conducted on an arm’s length basis and reflects market prices.

The accounting principles used to prepare the Company’s operating segment information are the same as those used to prepare Group’s consolidated financial statements.

4.1 Segment Revenue

	Year ended December 31, 2015			Year ended December 31, 2014			Year ended December 31, 2013
(in millions of Euros)	Segment revenue	Inter- segment elimination	Revenue	Segment revenue	Inter- segment elimination	Revenue	Segment revenue	Inter- segment elimination	Revenue
A&T	1,355	(7)	1,348	1,197	(5)	1,192	1,204	(7)	1,197
P&ARP(A)	2,748	(6)	2,742	1,576	(8)	1,568	1,480	(8)	1,472
AS&I	1,047	(13)	1,034	921	(46)	875	859	(54)	805
Holdings & Corporate(B)	29	—	29	31	—	31	21	—	21

Total	5,179	(26)	5,153	3,725	(59)	3,666	3,564	(69)	3,495

(A)	Includes Muscle Shoals revenue of €1,198 million for the year ended December 31, 2015.
(B)	Includes revenue from metal supply to plants in Ham and Saint Florentin which are considered as third parties since their disposal in the second quarter of 2013.

4.2 Segment adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
A&T		103	91	120
P&ARP(A)		183	118	105
AS&I		80	73	58
Holdings & Corporate		(23)	(7)	(3)

Adjusted EBITDA		343	275	280

Metal price lag(B)		(34)	27	(29)
Start-up and development costs(C)		(21)	(11)	(7)
Manufacturing system and process transformation costs(D)		(11)	(1)	—
Wise acquisition and integration costs	3	(14)	(34)	—
Wise one-time costs related to the acquisition(E)		(38)	—	—
Share Equity Plans	31	(7)	(4)	(2)
(Losses) / Gains on Ravenswood OPEB plan amendment	8	(5)	9	11
Swiss pension plan settlements	8	—	6	—
Income tax contractual reimbursements	8	—	8	—
Apollo Management fees		—	—	(2)
Depreciation and amortization(F)	6	(140)	(49)	(32)
Impairment(G)		(457)	—	—
Restructuring costs		(8)	(12)	(8)
Losses on disposals and assets classified as held for sale	8	(5)	(5)	(5)
Unrealized (losses) / gains on derivatives	8	(20)	(53)	12
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities—net	8	(3)	1	2
Other		(6)	(7)	(11)

(Loss) / Income from operations		(426)	150	209

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Other expenses		—	—	(27)
Finance costs—net	10	(155)	(58)	(50)
Share of loss of joint-ventures	25	(3)	(1)	3

(Loss) / Income before income tax		(584)	91	135

Income tax benefit / (expense)	11	32	(37)	(39)

Net (loss) / income from continuing operations		(552)	54	96
Net (loss) / income from discontinued operations		—	—	4

Net (Loss) / Income		(552)	54	100

(A)	Includes €68 million of Adjusted EBITDA from Muscle Shoals for the year ended December 31, 2015.
(B)	Represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, by the quantity sold in the period.
(C)	For the year ended December 31, 2015, start-up costs relating to new sites and business development initiatives amounted to €21 million of which €16 million related to Body in White growth projects both in Europe and the U.S and €5 million related to the expansion of the site in Van Buren, U.S.
(D)	For the year ended December 31, 2015, manufacturing system and process transformation costs related to supply chain reorganization mainly in our A&T operating segment.
(E)	Wise one-time costs related to the acquisition include :

•	Wise Mid-West premium losses: Constellium seeks to achieve a full pass-through model for LME and premiums, primarily through contractual arrangements with metal suppliers and customers. At the acquisition date (January 5, 2015), not all Wise contracts had this pass-through mechanism. Constellium has renegotiated these contracts to bring them in line with its usual practice. In addition, the Mid West Premium market conditions were abnormal in the year ended December 31, 2015 with premium falling from $524/metric ton as at January 5, 2015 to $198/metric ton as at December 31, 2015. This resulted in an un-recovered metal premium of €22 million.

•	Unwinding of Wise previous hedging policies: Constellium’s policies are to hedge all known exposures. Losses of €4 million were incurred on the unwinding of the predecessor’s hedging policies for the year ended December 31, 2015.

•	Effects of purchase accounting adjustment: Represents the non-cash step-up in inventory costs on the acquisition of Wise entities (€12 million).

(F)	Includes €61 million depreciation and amortization expenses from Muscle Shoals assets for the year ended December 31, 2015.
(G)	Includes mainly for the year ended December 31, 2015, an impairment charge of €400 million related to Muscle Shoals intangible assets and Property, plant and equipment and €49 million related to Constellium Valais Property, plant and equipment.

4.3 Entity-wide information about products and services

(in millions of Euros)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Aerospace rolled products	861	667	655
Transportation, Industry and other rolled products	487	525	542
Packaging rolled products	2,205	1,160	1,138
Automotive rolled products	275	225	162
Specialty and other thin-rolled products	262	183	172
Automotive extruded products	544	413	334
Other extruded products	490	462	471
Others	29	31	21

Total revenue(A)	5,153	3,666	3,495

(A)	Includes Muscle Shoals revenue of €1,198 for the year ended December 31, 2015.

4.4 Segment capital expenditure

(in millions of Euros)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
A&T	(112)	(71)	(53)
P&ARP(A)	(170)	(74)	(37)
AS&I	(60)	(48)	(49)
Holdings & Corporate	(8)	(6)	(5)

Capital expenditure	(350)	(199)	(144)

(A)	Includes Muscle Shoals capital expenditure of €71 million for the year ended December 31, 2015.

4.5 Segment assets

Segment assets are comprised of total assets of Constellium by segment, less investments accounted for under equity method, deferred income tax assets, other financial assets (including cash and cash equivalent) and assets classified as held for sale.

(in millions of Euros)	At December 31, 2015	At December 31, 2014
A&T	706	707
P&ARP(A)	1,505	390
AS&I	315	333
Holdings & Corporate	210	288

Segment Assets	2,736	1,718

Unallocated:
Investments accounted for under equity method	30	21
Deferred income tax assets	270	192
Other financial assets	579	1,081
Assets classified as held for sale	13	—

Total Assets	3,628	3,012

(A)	Includes Muscle Shoals assets of €691 million at December 31, 2015.

4.6 Information about major customers

Included in revenue arising from the P&ARP segment for the year ended December 31, 2015, is revenue of €1,318 million which arose from sales to the Group’s two largest customers. No other single customer contributed 10% or more to the Group’s revenue for 2015.

Included in revenue arising from the P&ARP segment for the years ended December 31, 2014 and 2013, is revenue of respectively €406 million and €378 million which arose from sales to the Group’s largest customers. No other single customer contributed 10% or more to the Group’s revenue for 2014 and 2013.

Note 5—Information by Geographic Area

The Group reports information by geographic area as follows: revenues from third and related parties are based on destination of shipments and property, plant and equipment are based on the physical location of the assets.

(in millions of Euros)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Revenue from third and related parties
France	564	533	535
Germany	1,112	1,035	961
United Kingdom	243	336	346
Switzerland	72	85	88
Other Europe	849	755	742
United States	1,677	524	448
Canada	91	51	53
Asia and Other Pacific	266	174	142
Others	279	173	180

Total	5,153	3,666	3,495

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Property, plant and equipment
France	433	291
Germany	118	99
Switzerland	1	34
Czech Republic	32	21
Other Europe	2	3
United States	660	179
Others	9	6

Total	1,255	633

Note 6—Expenses by Nature

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Raw materials and consumables used(A)		(3,176)	(2,087)	(1,980)
Employee benefit expenses	7	(887)	(697)	(667)
Energy costs		(168)	(152)	(150)
Sub-contractors		(86)	(104)	(86)
Freight out costs		(130)	(79)	(75)
Professional fees		(75)	(64)	(74)
Operating leases expenses		(29)	(25)	(20)
Depreciation and amortization		(140)	(49)	(32)
Impairment		(457)	—	—
Other Operating expenses		(300)	(176)	(194)
Other gains/(losses)—net	8	(131)	(83)	(8)

Total Operating expenses(B)		(5,579)	(3,516)	(3,286)

(A)	The Company manages fluctuations in raw materials prices in order to protect manufacturing margins through the purchase of derivative instruments (see NOTE 23—Financial Risk Management and NOTE 24—Financial Instruments).
(B)	Includes Muscle Shoals operating expenses of €1,648 million for the year ended December 31, 2015.

Note 7—Employee Benefit Expenses

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Wages and salaries		(836)	(650)	(625)
Pension costs—defined benefit plans	21	(31)	(26)	(28)
Other post-employment benefits	21	(15)	(17)	(12)
Share equity plan expenses	31	(5)	(4)	(2)

Total employee benefit expenses(A)		(887)	(697)	(667)

(A)	Includes Muscle Shoals employee benefit expenses of €118 million for the year ended December 31, 2015.

Note 8—Other Gains/ (Losses)—Net

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Realized losses on derivatives		(93)	(13)	(31)
Unrealized (losses)/ gains on derivatives at fair value through Profit and Loss—net(A)	23	(20)	(53)	12
Unrealized exchange (losses) /gain from the remeasurement of monetary assets and liabilities—net		(3)	1	2
Swiss pension plan settlements	21	—	6	—
(Losses) / Gains on Ravenswood OPEB plan amendments	21	(5)	9	11
Wise acquisition costs	3	(5)	(34)	—
Income tax contractual reimbursements	11	—	8	—
(Losses) on disposals and assets classified as held for sale(B)		(5)	(5)	(5)
Other—net		—	(2)	3

Total Other gains/ (losses)—net		(131)	(83)	(8)

(A)	The gains or losses are related to unrealized gains or losses on derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and LME price (refer to NOTE 23—Financial Risk Management for a description of Group’s risk management).
(B)	Following the Group’s decision to sell its plant in Carquefou—France, included in the Aerospace and Transportation (A&T) operating segment, a €8 million charge was recorded in 2015.

On October 27, 2014, the Group sold its plant in Tarascon sur Ariège, France and incurred a €7 million loss.

In 2013, the sale of Group’s plants in Ham and Saint Florentin, France, was completed.

Note 9—Currency Gains / (Losses)

Consolidated Income Statement

Currency gains and losses are included in the Consolidated Financial Statements as follows:

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Included in Cost of sales		13	11	(2)
Included in Other gains/(losses)—net		(50)	(52)	23
Included in Finance costs—net	10	2	2	2

Total		(35)	(39)	23

Realized exchange losses on foreign currency derivatives—net		(5)	(12)	—
Unrealized exchange gains / (losses) on foreign currency derivatives—net		8	(12)	13
Exchanges (losses) / gains from the remeasurement of monetary assets and liabilities—net		(38)	(15)	10

Total		(35)	(39)	23

Foreign currency translation reserve

(in millions of Euros)	Year ended December 31, 2015	Year ended December 31, 2014
Foreign currency translation reserve at January 1	(28)	(14)
Effect of currency translation differences—net	34	(14)

Foreign currency translation reserve at December 31	6	(28)

See NOTE 23—Financial Risk Management and NOTE 24—Financial Instruments for further information regarding the Company’s foreign currency derivatives and hedging activities.

Note 10—Finance Costs—Net

(in millions of Euros)	Notes	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Finance income
Realized and unrealized gains on debt derivatives at fair value(A)	9	50	29	4
Realized and unrealized exchange gains on financing activities—net(A)	9	20	—	11
Other finance income		1	1	2

Total Finance income		71	30	17

Finance costs
Interest expense on borrowings(B)	19	(149)	(32)	(22)
Expenses on factoring arrangements(C)	16	(11)	(9)	(10)
Exit fees and unamortized arrangement fees(D)	19	—	(15)	(21)
Realized and unrealized losses on debt derivatives at fair value(A)	9	—	—	(13)
Realized and unrealized exchange losses on financing activities—net(A)	9	(68)	(27)	—
Other		(6)	(7)	(2)

		(234)	(90)	(68)

Capitalized borrowing costs(E)		8	2	1

Total Finance costs		(226)	(88)	(67)

Finance costs—net		(155)	(58)	(50)

(A)	The Group hedges the dollar exposure relating to the principal of its Constellium N.V. U.S. Dollar Senior Notes. The principal is mainly hedged by using floating-floating cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates. Changes in the fair value of these hedging derivatives are recognized within Finance income / (costs) in the Consolidated Income Statement and offset the unrealized results related to Constellium N.V. U.S. Dollar Senior Notes revaluation.
(B)	Includes for the year ended December 31, 2015: (i) €81 million of interests related to Constellium N.V. Senior Notes; (ii) €64 million of interests related to the Muscle Shoals’ Senior Notes and (iii) €4 million of interest expenses and fees related to Muscle Shoals and Ravenswood Revolving Credit Facilities (ABL).

Includes for the year ended December 31, 2014: (i) €23 million of interests related to the Constellium N.V. 2014 Senior Notes; (ii) €7 million of interests related to the Constellium N.V. 2013 term loan and (iii) €2 million of interest expenses related to the Ravenswood Revolving Credit Facility.

Includes for the year ended December 31, 2013: (i) €17 million of interests related to the Constellium N.V. 2013 term loan; (ii) €3 million of interests related to the Constellium N.V. 2012 term loan and (iii) €2 million of interest expenses related to the Ravenswood Revolving Credit Facility.

(C)	Includes interests, fees and amortization of deferred financing costs related to trade accounts receivable factoring programs (see NOTE 16—Trade Receivables and Other).
(D)	During the second quarter of 2014, Constellium N.V. issued Senior Notes and repaid the 2013 term loan. Arrangement fees of the 2013 term loan which were not amortized under the effective rate method, and exit fees, were fully recognized as financial expenses during this period. For the year ended December 31, 2014, arrangement and exit fees amounted respectively to €9 million and €6 million.

During the first quarter of 2013, Constellium N.V. issued the 2013 term loan facility and repaid the 2012 term loan. Arrangement fees of the 2012 term loan which were not amortized under the effective rate method, and exit fees, were fully recognized as financial expenses during this period. For the year ended December 31, 2013, arrangement and exit fees amounted respectively to €13 million and €8 million.

(E)	Represents capitalized borrowing costs directly attributable to the construction of assets.

N ote 11—Income Tax

The current and deferred components of income tax are as follows:

(in millions of Euros)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Current tax expense	(21)	(34)	(29)
Deferred tax benefit / (expense)	53	(3)	(10)

Total Income tax benefit / (expense)	32	(37)	(39)

Using a composite statutory income tax rate applicable by tax jurisdictions, the income tax can be reconciled as follows:

(in millions of Euros)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
(Loss)/ Income before income tax	(584)	91	135

Composite statutory income tax rate applicable by tax jurisdiction	38.2%	31.0%	36.0%

Income tax benefit / (expense) calculated at composite statutory tax rate applicable by tax jurisdictions	223	(28)	(48)
Tax effect of:
Changes in recognized and unrecognized deferred tax assets(A)	(177)	(3)	1
Other(B)	(14)	(6)	8

Income tax benefit/ (expense)	32	(37)	(39)

Effective income tax rate	5%	41%	29%

(A)	Including unrecognized deferred tax asset on impairment of long term assets of one of our main entities
(B)	Including non-deductible items and certain contractual reimbursements in 2014 and 2013.

Our composite statutory income tax rate of 38,2% in the year ended December 31, 2015, 31.0% in the year ended December 31, 2014 and of 36.0% in the year ended December 31, 2013 resulted from the statutory tax rates (i) in the United States of 40% in 2015, 43% in 2014 and 40% in 2013, (ii) in France of 38.0% in 2015, in 2014 and in 2013, (iii) in Germany of 29% in 2015, 2014 and 2013, (iv) in the Netherlands of 25% in 2015, 2014 and 2013 and (v) in Czech Republic of 19% in 2015, 2014 and 2013. The 7.2% increase in our composite tax rate from 2014 to 2015 and the 5.0% decrease in our composite tax rate from 2013 to 2014 resulted from the change in the weight of profits or losses in higher tax rate jurisdictions most notably France and in the United States combined with the change in the weight of profits in lower tax rate jurisdictions most notably in Czech Republic in 2014.

Note 12—Earnings Per Share

12.1 Earnings

(in millions of Euros)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share from continuing operations	(554)	51	94

Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share from discontinued operation	—	—	4

Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	(554)	51	98

12.2 Number of shares (see NOTE 18—Share capital)

(number of shares)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Weighted average number of ordinary shares used to calculate basic earnings per share(A)	105,097,442	104,639,342	98,219,458
Effect of other dilutive potential ordinary shares(B)	—	687,530	671,487

Weighted average number of ordinary shares used to calculate diluted earnings per share	105,097,442	105,326,872	98,890,945

(A)	Based on the total number of all classes of shares (former “A”, “B1” and “B2”) until the IPO on May 22, 2013, and on the total number of Class A ordinary shares from the IPO (See NOTE 18—Share Capital). Prior to the IPO, the Class B ordinary shares were included in the basic and diluted earnings per share calculation as the Class A and Class B ordinary shares had equal rights to profit allocation and dividends and Class B ordinary shares, once issued, could not be repurchased nor cancelled by the Company without the consent of the holder. In connection with our IPO, the Management Equity Plan (“MEP”) was frozen so that there could be no additional issuances or reallocations thereunder of Class B ordinary shares among MEP participants. In addition, from the date of the IPO, at the request of the MEP participants and in certain circumstances, the Company was committed to repurchase these shares, and may subsequently cancel them (including the related accumulated rights to profit).

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

All ordinary Class B shares were cancelled in August 2015.

(B)	For the years ended December 31, 2014 and 2013, includes B shares as they give rights to profit allocation and dividends and potential new ordinary shares to be issued as part of the Co-investment plan, the Equity award plan, the Free Share and the Shareholding Retention Plan (See NOTE 31—Share Equity Plan). All potential dilutive new ordinary shares were taken into account into the diluted earnings per share. There were no instrument excluded from the computation of diluted earnings per share because their effect was antidilutive.

For the year ended December 31, 2015, there were 510,721 potential ordinary shares that could have a dilutive impact but were considered antidilutive due to negative earnings.

Earnings per share attributable to the equity holders of the Company

(in Euros per share)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
From continuing operations and discontinued operations
Basic	(5.27)	0.48	1.00
Diluted	(5.27)	0.48	0.99

From continuing operations
Basic	(5.27)	0.48	0.96
Diluted	(5.27)	0.48	0.95

From discontinued operations
Basic	—	—	0.04
Diluted	—	—	0.04

Note 13—Intangible Assets (Including Goodwill)

(in millions of Euros)	Notes	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangibles assets (excluding goodwill)
Net balance at January 1, 2015		11	—	11	—	4	2	17
Intangible assets acquired through business combination and resulting goodwill	3	395	84	9	37	—	—	130
Additions		—	—	1	—	6	—	7
Amortization expense		—	(5)	(6)	(2)	—	—	(13)
Impairment		—	(60)	—	(21)	—	—	(81)
Transfer during the period		—	—	3	—	(3)	—	—
Effects of changes in foreign exchange rates		37	9	5	4	—	—	18

Net balance at December 31, 2015		443	28	23	18	7	2	78

At December 31, 2015
Cost		443	92	41	41	7	2	183
Less accumulated amortization and impairment		—	(64)	(18)	(23)	—	—	(105)

Net balance at December 31, 2015		443	28	23	18	7	2	78

Impairment tests for goodwill

Goodwill in the amount of €443 million has been allocated to the Group’s operating segment Aerospace and Transportation (“A&T”) €5 million, Automotive Structures and Industry (“AS&I”) €2 million and Packaging and Automotive Rolled Products (“P&ARP”) €436 million.

At December 31, 2015, the recoverable amount of the A&T and AS&I operating segments has been determined based on value-in-use calculations and significantly exceeded their carrying value. No reasonable change in the assumptions retained could lead to a potential impairment charge.

For the P&ARP operating segment, the recoverable value was estimated by applying a discounted cash flow model and market participant’s assumptions. The expected future cash flows are based on the 2016-2025 medium and long term business plan approved by the management and reviewed by the Board of Directors. They include the significant capital expenditures for the Body-in-White (up to 2020/2021) and the related returns. Considering the significant level of future capital expenditure needed to address the Body in White market with the related Body in White cash inflows ramping-up from 2018/2019 and reaching a normative level in 2023/2024, cash flows were projected over a 10 year period. The terminal value assumes a normative cash flow and a long term growth rate ranging from 0% to 2%. The discount rates applied to cash flows projections range between 11% and 12%. It was concluded that the carrying value did not exceed the recoverable value as at December 31, 2015. Accordingly, the impairment test carried out at the P&ARP operating segment level did not lead to a goodwill impairment.

Sensitivity analysis: the calculation of the recoverable value of the P&ARP operating segment is most sensitive to the following assumptions:

•	Discount rate : an increase in the discount rate by 2% would result in the recoverable value equaling the carrying value;

•	Perpetual growth rate : a decrease in the perpetual growth rate by 5 % would result in the recoverable value equaling the carrying value; or

•	BiW shipments : 40% lower shipments in the BiW US business would result in the recoverable value equaling the carrying value. Considering the overall size and length of the Body in White project, management determined forecasted shipments and related revenues to be a key assumption.

Note 14—Property, Plant and Equipment

Property, plant and equipment balances and movements are comprised as follows:

(in millions of Euros)	Notes	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2015		1	61	383	183	5	633
Property, plant and equipment acquired through business combination	3	22	129	438	65	3	657
Additions		—	6	36	340	3	385
Disposals		—	—	(1)	—	—	(1)
Depreciation expense		(4)	(15)	(103)	—	(5)	(127)
Impairment	4	—	(79)	(276)	(15)	(1)	(371)
Transfer during the period		—	43	244	(289)	2	—
Reclassified as assets held for sale	32	—	(1)	(3)	—	—	(4)
Effects of changes in foreign exchange rates		2	14	55	12		83

Net balance at December 31, 2015		21	158	773	296	7	1,255

At December 31, 2015
Cost		25	258	1,207	310	24	1,824
Less accumulated depreciation and impairment		(4)	(100)	(434)	(14)	(17)	(569)

Net balance at December 31, 2015		21	158	773	296	7	1,255

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2014	1	28	252	119	8	408
Additions	—	15	31	208	—	254
Disposals	—	—	—	—	—	—
Depreciation expense	—	(2)	(42)	—	(2)	(46)
Impairment	—	—	—	(1)	—	(1)
Transfer during the year	—	18	128	(147)	(1)	(2)
Effects of changes in foreign exchange rates	—	2	14	4	—	20

Net balance at December 31, 2014	1	61	383	183	5	633

At December 31, 2014
Cost	1	67	459	183	13	723
Less accumulated depreciation and impairment	—	(6)	(76)	—	(8)	(90)

Net balance at December 31, 2014	1	61	383	183	5	633

Building, machinery and equipment includes the following amounts where the Group is a lessee under a finance lease:

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Gross value	Accumulated depreciation	Net	Gross value	Accumulated depreciation	Net
Buildings under finance lease	28	(2)	26	16	—	16
Machinery and equipment under finance lease	34	(13)	21	16	(1)	15

Total	62	(15)	47	32	(1)	31

The future aggregate minimum lease payments under non-cancellable finance leases are as follows:

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Less than 1 year	10	6
1 to 5 years	36	19
More than 5 years	21	15

Total	67	40

The present value of future aggregate minimum lease payments under non-cancellable finance leases are as follows:

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Less than 1 year	7	5
1 to 5 years	31	18
More than 5 years	15	8

Total	53	31

Depreciation expense and impairment losses

Total depreciation expense and impairment losses relating to Property, plant and equipment and Intangible assets are included in the Consolidated Income Statement as follows:

(in millions of Euros)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Cost of sales	(132)	(42)	(28)
Selling and administrative expenses	(8)	(7)	(4)
Impairment	(452)	—	—

Total	(592)	(49)	(32)

The amount of contractual commitments for the acquisition of property, plant and equipment is disclosed in NOTE 27—Commitments.

Impairment tests for property, plant and equipment and intangibles assets

Muscle Shoals cash-generating unit: the following triggering events were identified as at December 31, 2015:

•	Continuing under performance and actual 2015 Muscle Shoals results showing a much lower financial performance than the initial business plan prepared as part of the Wise acquisition, and

•	Revised budget and strategic plan for Muscle Shoals downgraded, notably after taking into account new sale agreements commercial conditions for the can/packaging business.

In accordance with the accounting policies described in NOTE 2.6 of the Consolidated Financial Statements, the Muscle Shoals cash-generating unit was tested for impairment as at December 31, 2015.

Its value-in-use was determined based on projected cash flows expected to be generated by the can/packaging business at Muscle Shoals. These cash flow forecasts were prepared by the Group Management and reviewed by the Board of Directors. The discount rate applied to cash flows projections was 11% and cash flows beyond the projection period have been extrapolated using a 0% growth rate. The value in use calculation led to a recoverable value being €400 million lower than the carrying value.

Management determined that the fair value less cost of disposal of Muscle Shoals cash-generating unit does not exceed the value in use.

Accordingly, an impairment charge of €400 million was recorded as at December 31, 2015, reducing the Muscle shoals’ cash- generating unit intangible assets and property, plant and equipment.

Sensitivity analysis: the calculation of the recoverable value of the Muscle Shoals cash-generating unit is most sensitive to the following assumptions:

•	Discount rate : a increase / decrease of the discount rate by 1% would impact the recoverable value by €40 million and €48 million respectively

•	Perpetual growth rate : a increase / decrease of the perpetual growth rate by 1% would impact the recoverable value by €19 million and €16 million respectively.

Constellium Valais cash-generating units: certain triggering events were identified in 2015 (cash-generating unit Valais—AS&I operating segment: operational reorganization and industrial restructuring and cash-generating unit Valais—A&T operating segment: expected adverse change in key sale agreements).

In accordance with the accounting policies described in NOTE 2.6 of the Consolidated Financial Statements, the Valais cash- generating units were tested for impairment as at December 31, 2015.

Based on the recoverable value approached from both a value in use and a fair value models, the carrying value of the Property, plant and equipment was fully impaired as at December 31, 2015. The related impairment charge totaled €49 million.

Note 15—Inventories

Inventories are comprised of the following:

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Finished goods	148	126
Work in progress	265	205
Raw materials	91	80
Stores and supplies	59	41
Depreciation and impairment(A)	(21)	(16)

Total inventories	542	436

(A)	Includes Net realizable value and slow moving adjustments.

Constellium records inventories at the lower of cost and net realizable value. Any increase / (decrease) in the net realizable value adjustment on inventories is included in Cost of sales in the Consolidated Income Statement.

Note 16—Trade Receivables and Other

Trade receivables and other are comprised of the following:

	At December 31, 2015		At December 31, 2014
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables—gross	—	267	—	439
Impairment allowance	—	(3)	—	(3)

Total Trade receivables—net	—	264	—	436

Finance lease receivables	18	6	22	5
Deferred financing costs—net of amounts amortized	1	2	2	3
Deferred tooling related costs	7	—	1	10
Current income tax receivables	—	39	—	15
Other taxes	—	35	—	50
Restricted cash(A)	11	—	10	—
Other	16	19	13	54

Total Other receivables	53	101	48	137

Total Trade receivables and Other	53	365	48	573

(A)	Relating to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured.

16.1 Aging

The aging of total trade receivables—net is as follows:

	At December 31, 2015	At December 31, 2014
(in millions of Euros)
Current	243	420
1—30 days past due	18	13
31—60 days past due	2	1
61—90 days past due	1	1
Greater than 91 days past due	—	1

Total trade receivables—net	264	436

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

Revisions to the impairment allowance arising from changes in estimates are included as either additional allowance or recoveries, with the corresponding expense or income included in Selling and administrative expenses. An impairment allowance amounting to €0.5 million was recognized during the year ended December 31, 2015 (€0.5 million during the year ended December 31, 2014).

None of the other amounts included in Other receivables was deemed to be impaired.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

16.2 Currency concentration

The composition of the carrying amounts of total Trade receivables—net by currency is shown in Euro equivalents as follows:

	At December 31, 2015	At December 31, 2014
(in millions of Euros)
Euro	83	212
U.S. Dollar	162	199
Swiss franc	6	11
Other currencies	13	14

Total trade receivables—net	264	436

16.3 Factoring arrangements

The Group factored specific accounts receivables in Germany, Switzerland, Czech Republic and France by entering into factoring agreements with third parties for a maximum capacity of €350 million, allocated as follows:

•	€235 million for France

•	€115 million for Germany, Switzerland and Czech Republic

During December 2015, the Group renegotiated the factoring arrangement for France, extending maturity to December 2018, reducing costs and changing the recourse nature of the arrangement.

In addition, new factoring agreements were signed in the United States during the year ended December 31, 2015:

•	On March 23, 2015, Muscle Shoals entered into a Factoring Agreement which provides for the sale of specific accounts receivables. In October, the agreement was amended to provide a committed capacity of $100 million and an additional uncommitted capacity of $280 million. In December 2015, the Company’s debt downgrade resulted in a termination of the commitment. As at December 31, 2015, the financial institution continued to purchase $100 million of accounts receivable on an uncommitted basis.

•	On December 15, 2015, Constellium Automotive USA entered into a Factoring agreement which provides for the sale of specific accounts receivables and for a maximum capacity of $25 million.

Under the Group’s factoring agreements, most of the accounts receivables are now sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are de-recognized from the Consolidated Statement of Financial Position. Some remaining receivables do not qualify for derecognition under IAS 39, ‘Financial instruments’: Recognition and Measurement, as the Group retains substantially all of the associated risks and rewards

Under the agreements, as at December 31, 2015, the total carrying amount of the original assets factored is €529 million (December 31, 2014: €323 million) of which:

•	€429 million (December 31, 2014: €94 million) derecognized from the Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor

•	€100 million (December 31, 2014: €229 million) recognized on the Consolidated Statement of Financial Position

At December 31, 2015 and December 31, 2014, there was no amount due to the factor relating to trade accounts receivables sold.

Interest costs and other fees

During the year ended December 31, 2015, Constellium incurred €11 million in interest, other fees and amortized deferred financing costs (€9 million during the year ended December 31, 2014 and €10 million during the year ended December 31, 2013) from these arrangements that are included in finance costs (see NOTE 10—Finance Costs—Net).

Under certain of the factoring agreements entered into in 2011, the Group paid a one-time, up-front arrangement fee of 2.25% of the initial aggregate maximum financing amount of €300 million (for both agreements), which totaled €7 million.

These arrangement fees plus an additional €7 million in legal and other fees related to the factoring agreements are being amortized as finance costs over a period of five years (see NOTE 10—Finance Costs—Net).

During the year ended December 31, 2015, €3 million of such costs were amortized as finance costs (€2 million during the year ended December 31, 2014, and €3 million during the year December 31, 2013). At December 31, 2015, the Group had less than €1 million (€3 million at December 31, 2014) of unamortized up-front and legal fees related to the factoring arrangements (included in deferred financing costs).

Covenants

At December 31, 2015, the factoring arrangements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants.

The Group was in compliance with all applicable covenants at December 31, 2015 and 2014.

Intercreditor agreement

On January 4, 2011, the Group entered into an Intercreditor Agreement between the French, German and Swiss sellers of the Group’s receivables under the various accounts receivable factoring programs described above and the purchasers of those receivables.

The intercreditor agreement was terminated in December 2015 and all rights and obligations of the parties covered by the intercreditor agreement were terminated accordingly.

Deferred financing costs

The Group incurs certain financing costs with third parties associated with its factoring arrangements and U.S. Revolving Credit facility. Amortization of these deferred finance costs is included in Finance costs—net in the Consolidated Income Statement.

Costs incurred and amortization recognized throughout the periods presented are shown in the table below

	Year ended December 31, 2015				Year ended December 31, 2014
(in millions of Euros)	Factoring Arrangements	U.S. Revolving Credit Facility	Other	Total	Factoring Arrangements	U.S. Revolving Credit Facility	Other	Total
Financing costs incurred and deferred
Up-front facility arrangement fees	7	4	—	11	7	3	—	10
Other direct expenses	7	2	3	12	7	2	3	12

Total incurred and deferred	14	6	3	23	14	5	3	22

Less:
Cumulated amortized amounts	(14)	(5)	(1)	(20)	(11)	(5)	(1)	(17)

Deferred financing costs at December 31	—	1	2	3	3	—	2	5

16.4 Finance lease receivables

The Company is the lessor on certain finance leases with third parties for certain of its property, plant and equipment located in Sierre, Switzerland. The following table shows the reconciliation of the Group’s gross investments in the leases to the net investment in the leases at December 31, 2015 and 2014.

	Year ended December 31, 2015			Year ended December 31, 2014
(in millions of Euros)	Gross investment in the lease	Unearned interest income	Net investment in the lease	Gross investment in the lease	Unearned interest income	Net investment in the lease
Less than 1 year	7	(1)	6	6	(1)	5
Between 1 and 5 years	19	(1)	18	23	(1)	22
More than 5 years	—	—	—	—	—	—

Total Finance lease receivables	26	(2)	24	29	(2)	27

Note 17—Cash and Cash Equivalents

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Cash in bank and on hand	472	170
Deposits	—	821

Total Cash and cash equivalents	472	991

At December 31, 2015, cash in bank and on hand includes a total of €12 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being available for general use by the Group (€8 million at December 31, 2014).

At December 31, 2014, deposits included proceeds drawn under Constellium N.V. Senior Notes issued in December 2014, to be used for the acquisition of Wise entities and for the Body in White growth projects.

N ote 18—Share Capital

At December 31, 2015, authorized share capital amounts to €8 million and is divided into 400,000,000 ordinary shares, each with a nominal value of €0.02. All shares attract one vote and none are subject to any vesting restrictions.

	Number of shares		In millions of Euros
	“A” Shares	“B” Shares	Share capital	Share premium
At January 1, 2015	104,918,946	108,109	2	162
New shares issued(A)	557,953	—	—	—
Shares cancelled(B)	—	(108,109)	—	—

At December 31, 2015	105,476,899	—	2	162

(A)	Constellium N.V. issued and granted to its employees and certain Boards members 557,953 Class A ordinary shares in 2015 (See NOTE 31—Share Equity Plans).
(B)	During the shareholders annual general meeting held on June 11, 2015, the cancellation of the remaining 108,109 Class B ordinary shares was approved. All Class B ordinary shares were effectively cancelled in August 2015.

At December 31, 2015	Class “A” shares	%
Free float	92,629,930	87.82%
Bpifrance	12,846,969	12.18%

Total	105,476,899	100.00%

At December 31, 2014	Class “A” and “B” shares	%
Free float	89,396,158	85.12%
Bpifrance	12,846,969	12.23%
Other(A)	2,783,928	2.65%

Total	105,027,055	100.00%

(A)	Of which 108,109 held by Constellium N.V.

Note 19—Borrowings

19.1 Analysis by nature

	At December 31, 2015				At December 31, 2014
(in millions of Euros)	Amount	Type of rate	Nominal rate	Effective rate	Amount	Type of rate	Nominal rate	Effective rate
Senior Notes
Constellium N.V.
In U.S. Dollar (due 2024)(A)	365	Fixed	5.75%	6.26%	326	Fixed	5.75%	6.26%
In Euro (due 2021)(A)	297	Fixed	4.63%	5.16%	296	Fixed	4.63%	5.16%
In U.S. Dollar (due 2023)(B)	375	Fixed	8.00%	8.61%	324	Fixed	8.00%	8.61%
In Euro (due 2023)(B)	244	Fixed	7.00%	7.54%	236	Fixed	7.00%	7.54%
Muscle Shoals (Wise Metals Group LLC) (due 2018)(C)	622	Fixed	8.75%	7.45%	—	—	—	—
Senior PIK Toggle Notes (due 2019)
Muscle Shoals (Wise Metals Intermediate Holdings LLC)(D)	145	Fixed	9.75%	8.40%	—	—	—	—
U.S. Revolving Credit Facility (ABL)
Constellium Rolled Products Ravenswood, LLC(E)	23	Floating	—	4.00%	34	Floating	—	2.54%
Muscle Shoals (Wise Alloys LLC)(F)	99	Floating	—	2.60%	—	—	—	—
Unsecured Credit Facility (Constellium N.V.)(G)	—	—	—	—	—	—	—	—
Others(H)	63	—	—	—	36	—	—	—

Total Borrowings	2,233	—	—	—	1,252	—	—	—

Of which non-current	2,064				1,205
Of which current	169				47

(A)	Represents amounts drawn under May 2014 “Senior Notes”. On May 7, 2014, Constellium N.V. issued a $400 million Senior Notes due 2024 (the “U.S. Dollar Notes” equivalent to €368 million at the year-end exchange rate excluding arrangement fees and accrued interests) and a €300 million Senior Notes due 2021 (the “Euro Notes”) offering.
At December 31, 2015, amounts under the Senior Notes are net of arrangement fees related to the issuance of the notes totaling €11 million (€6 million relating to the U.S. Dollar Notes and €5 million relating to the Euro Notes) and include accrued interests for €5 million (€3 million relating to the U.S. Dollar Notes and €2 million relating to the Euro Notes).
(B)	Represents amounts drawn under December 2014 “Senior Notes”. On December 19, 2014, Constellium N.V. issued a $400 million Senior Notes due 2023 (the “U.S. Dollar Notes” equivalent to €368 million at the year-end exchange rate excluding arrangement fees and accrued interests) and a €240 million Senior Notes due 2023 (the “Euro Notes”) offering.
At December 31, 2015, amounts under the Senior Notes are net of arrangement fees related to the issuance of the Notes totaling €10 million (€6 million relating to the U.S. Dollar Notes and €4 million relating to the Euro Notes) and include accrued interests for € 21 million (€13 million relating to the U.S. Dollar Notes and €8 million relating to the Euro Notes).

The whole of the Senior Notes are guaranteed on a senior unsecured basis by certain of the subsidiaries. Senior Notes include negative covenants.

(C)	Wise Metals Group LLC and Wise Alloys Finance Corporation as co-issuers issued on December 11, 2013 a $650 million Senior Secured Notes due 2018 (The “Senior Secured Notes” equivalent to €597 million at the year-end exchange rate excluding fair value adjustment). The Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by certain Muscle Shoals’ subsidiaries.
At December 31, 2015, amounts under the Senior Secured Notes include the amortized fair value adjustment (recognized at the acquisition date) for €23 million and accrued interests amount for €2 million.
(D)	Wise Intermediate Holdings LLC and Wise Alloys Finance Corporation as co-issuers issued a $150 million Senior PIK Toggle Notes on April 16, 2014 due 2019 (the “Senior PIK Toggle Notes” equivalent to €138 million at the year-end exchange rate excluding fair value adjustment). The Senior PIK Toggle Notes are senior unsecured obligations of the issuers and are not guaranteed by Constellium N.V. or any of its subsidiaries. At December 31, 2015, amounts under the Senior PIK Toggles Notes include the amortized fair value adjustment (recognized at the acquisition date) for €6 million and accrued interests for €1 million.
(E)	On May 25, 2012, Constellium Holdco II B.V., Constellium Holdings I, LLC and Constellium Rolled Products Ravenswood, LLC subsidiaries of Constellium N.V. entered into a $100 million five-year secured asset-based variable rate revolving credit facility and letter of credit facility (“the ABL Facility”).
At December 31, 2015 the net maximum Ravenswood ABL Facility balance amounts to $62 million (equivalent to €57 million at the year-end exchange rate).
At December 31, 2015, the Group had $37 million (equivalent to €34 million at the year-end exchange rate) of unused borrowing availability.
(F)	On March 2015, Muscle Shoals amended its five-year secured asset-based variable rate revolving credit facility and letter of credit facility to a borrowing capacity of $200 million with maturity September, 2018.
At December 31, 2015 the net maximum Muscle Shoals ABL Facility Balance amounts to $136 million (equivalent to €125 million at the year-end exchange rate).
At December 31, 2015, considering the $3 million letters of credit outstanding, the Group had $25 million (equivalent to €23 million at the year-end exchange rate) of unused borrowing availability.
(G)	In 2014, Constellium N.V. entered into a €120 million unsecured revolving credit facility with maturity May 2017 which was increased to €145 million and maturity to January, 2018.
(H)	Includes finance lease liabilities and other miscellaneous borrowings.

19.2 Movements in borrowings

(in millions of Euros)	Note	At December 31, 2015	At December 31, 2014
At January 1		1,252	348
Borrowings assumed through business combination(A)	3	997	—
Proceeds received from term loan and senior notes(B)		—	1,153
Repayment of term loan(C)		—	(331)
Proceeds/ (Repayments) from U.S. Revolving Credit Facility and other loans(D)		(211)	13
Deferred arrangement fees		—	(24)
Unamortized arrangement fees(E)		—	9
Movement in interests accrued		20	6
Movement in other financial debts(F)		3	34
Effects of changes in foreign exchange rates		172	44

At December 31		2,233	1,252

(A)	Represents the fair value of Muscle Shoals borrowings at January 5, 2015.
(B)	Represents the value of the Constellium N.V. Senior Notes at transaction date exchange rate (U.S. Dollar Notes for $800 million equivalent to €613 million and Euro Notes for €540 million).
(C)	Represents the repayment of the 2013 term loan ($356 million of the net U.S dollar principal, equivalent to €257 million at transaction date exchange rate and €74 million of the net Euro principal) at December 31, 2014.
(D)	Mainly includes repayments on Muscle Shoals ABL Facility.

(E)	Due to the early repayment of the 2013 term loan, €9 million of arrangement fees which were not amortized were fully recognized as financial expenses in 2014 (see NOTE 10—Finance costs—net).
(F)	Mainly includes the impact of new financial leases contracted less rent payments of the year.

19.3 Currency concentration

The composition of the carrying amounts of total borrowings in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At December 31, 2015	At December 31, 2014
U.S. Dollar	1,661	709
Euro	568	539
Swiss Franc	4	4

Total borrowings	2,233	1,252

19.4 Main features of the Group’s borrowings

Interest

Constellium N.V. Senior Notes

Interest under Senior Notes issued in May 2014 accrue at a rate of 5.75% per annum on the U.S. Dollar Notes and 4.625% per annum on the Euro Notes and are paid semi-annually on May 15 and November 15 of each year, starting on November 15, 2014.

Interest under Senior Notes issued in December 2014 accrue at a rate of 8.00% per annum on the U.S. Dollar Notes and 7.00% per annum on the Euro Notes and are paid semi-annually on January 15 and July 15 of each year, starting on July 15, 2015.

Muscle Shoals Secured Senior Notes

The Secured Senior Notes bear interest at 8.75% payable semiannually on June 15 and December 15 of each year.

Muscles Shoals Senior PIK Toggle Notes

Interest is payable semi-annually on June 15 and December 15 of each year. For each interest period, Wise Intermediate Holdings is required to pay interest of 9.75% in cash, or may elect if certain conditions are satisfied to pay PIK interest either by increasing the principal amount or issuing new notes. The PIK interest rate is equal to the cash interest rate plus 75 basis points, or 10.5%.

In December 2015, Muscle Shoals elected to pay the June 2016 coupon interests in kind.

U.S. Revolving Credit Facility

Constellium Rolled Products Ravenswood, LLC

The Constellium Rolled Products Ravenswood facility bears interest at rates ranging either 0.5% to 1% over the US prime interest rate (Base rate) or 1,5% to 2% over LIBOR rate. The margin is based on the prior quarter’s average excess availability divided by the borrowing base.

At December 31, 2015, the outstanding $25 million (equivalent to €23 million at the year-end exchange rate) amount drawn is at Base rate.

Muscle Shoals

The Muscle Shoals ABL Facility bears interest at rates ranging either from 0.75% to 1.25% over the U.S. prime interest rate or 1.75% to 2.25% over the LIBOR rate, in each case based on the quarterly average adjusted excess availability for the immediately preceding fiscal quarter. At December 2015, the rate on the ABL Facility based upon the prime interest rate and on LIBOR were 4.75% and 2.60%. The Company also incurs a fee of 0.375% of the average unused commitment amount under the ABL Facility.

At December 31, 2015, the outstanding $108 million (equivalent to €99 million at the year-end exchange rate) amount drawn is at LIBOR rate.

Unsecured Credit Facility

Borrowings under the Unsecured Credit Facility would bear interest at the Eurocurrency rate plus a margin of 2.50% per annum. Accrued interest on each borrowings shall be payable on demand and in the event of any repayment or prepayment of any loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.

Foreign exchange exposure

The notional of the Constellium N.V. U.S. Dollar Notes are hedged through cross currency swaps and rolling foreign exchange forwards. The notional of the cross currency basis swaps amounted to $720 million (equivalent to €661 million) at December 31, 2015. The remaining balance of the U.S. Dollar Notes is hedged by simple rolling foreign exchange forwards. Changes in the fair value of these hedging derivatives are recognized within Finance costs in the Consolidated Income Statement. The positive fair value of these hedging derivatives is €47 million at December 31, 2015.

The cross currency swaps associated with the 2013 term loan was settled in 2014 and paid for €26 million. In 2015, cross currency swaps and liquidity swaps were settled and received for €32 million. The impact are presented in Other financing activities in the Consolidated Statement of Cash Flow.

The other U.S. Dollar Notes or facilities are not hedged as they are held by U.S Dollar functional currency entities.

Covenants

The Group was in compliance with all applicable debt covenants at and for the period ended December 31, 2015.

Constellium N.V. Senior Notes

The private offerings contain customary terms and conditions, including amongst other things, limitation on incurring or guaranteeing additional indebtness, on paying dividends, on making other restricted payments, on creating restriction on dividend and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.

Constellium N.V. Unsecured Credit Facility

The Unsecured Credit Facility is available to the extent certain ratios are met.

Ravenswood ABL Facility

This facility contains a minimum availability covenant that requires Constellium Rolled Products Ravenswood, LLC to maintain excess availability of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments. It also contains customary events of default.

Muscle Shoals ABL Facility

This facility contains a fixed charge coverage ratio covenant. Evaluation of compliance is only required if Muscle Shoals ‘s excess availability falls below the greater of (a) $20 million and (b) 10% of the aggregate revolving loan commitment. It also contains customary affirmative and negative covenants, but no maintenance covenants. Substantially all the assets of Muscle Shoals are pledged as collateral for Muscle Shoals financials arrangements including factoring facility.

Note 20— Trade Payables and Other

	At December 31, 2015		At December 31, 2014
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	657	—	662

Employees’ entitlements	—	130	16	113
Deferred revenue	38	13	10	32
Taxes payable other than income tax	—	16	—	19
Other payables	16	51	5	51

Total other	54	210	31	215

Total Trade payables and other	54	867	31	877

Note 21— Pensions and Other Post-Employment Benefit Obligations

The Group operates a number of pensions, other post-employment benefits and other long-term employee benefit plans. Some of these plans are defined contribution plans and some are defined benefit plans, with assets held in separate trustee-administered funds. Benefits paid through pension trusts are sufficiently funded to ensure the payment of benefits to retirees when they become due.

Actuarial valuation are carried out with the support of an independent expert and are reflected in the Consolidated Financial Statements as described in NOTE 2.6—Principles governing the preparation of the Consolidated Financial Statements.

21.1 Description of the plans

Pension plans

Constellium’s pension obligations are in the U.S., Switzerland, Germany and France. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement and are periodically adjusted for cost of living increases, either by company practice, collective agreement or statutory requirement.

Other post-employment benefits (OPEB)

The Group provides health care and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents, mainly in the U.S Eligibility for coverage is dependent upon certain age and service criteria. These benefit plans are unfunded.

Other long-term employee benefits

Other long term employee benefits include jubilees in France, Germany and Switzerland and other long-term disability benefits in the U.S.

21.2 Description of risks

Our estimates of liabilities and expenses for pensions and other post-employment benefits incorporate a number of assumptions, including discount rate, longevity estimate and inflation rate. The defined benefit obligations expose the Group to a number of risks, including longevity, inflation, interest rate, medical cost inflation, investment performance, and change in law governing the employee benefit obligations. These risks are mitigated when possible by applying an investment strategy for the funded schemes which aims to minimize the long-term costs. This is achieved by investing in a diversified selection of asset classes, which aims to reduce the volatility of returns and also achieves a level of matching with the underlying liabilities.

Investment performance risk

Our pension plan assets consist primarily of funds invested in listed stocks and bonds (see NOTE 21.12-Fair value hierarchy).

The present value of funded defined benefit obligations is calculated using a discount rate determined by reference to high quality corporate bond yields. If the return on plan asset is below this rate, it will increase the plan deficit.

Interest rate risk

A decrease in the discount rate will increase the defined benefit obligation. At December 31, 2015, impacts of the change on the defined benefit obligation of a 0.50% increase / decrease in the discount rates are calculated by using a proxy based on the duration of each scheme, as follows:

(in millions of Euros)	0.50% increase in discount rates	0.50% decrease in discount rates
France	(8)	9
Germany	(8)	9
Switzerland	(21)	24
United States	(30)	34

Total sensitivity on Defined Benefit Obligations	(67)	76

Longevity risk

The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of plan participants. An increase in the life expectancy of the plan participants will increase the plan’s liability.

21.3 Main events

In 2015, the acquisition of Wise resulted in an increase of €8 million in the Group’s net pension liability.

In 2014, the Swiss pension plan was modified to reflect updated conversion factors with transitional rates until 2022. This amendment resulted in the immediate recognition of negative past service cost of €6 million.

In 2013, 2014, the Group implemented certain plan amendments that had the effect of reducing benefits for the participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan. These amendments resulted in the immediate recognition of negative past service cost of €9 million in 2014 and €11 million in 2013.

Effects of changes in foreign exchange rates

The appreciation of the U.S. Dollar and Swiss Francs against the Euro resulted in an increase of respectively €37 million and €6 million of the Group net defined benefit obligation for the year ended December 31, 2015.

21.4 Actuarial assumptions

Our estimates of liabilities and expenses for pensions and other post-employment benefits incorporate a number of assumptions, including discount rate, longevity estimate and inflation rate. The principal actuarial assumptions used as at the balance sheet closing date were as follows:

	At December 31, 2015				At December 31, 2014
	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Inflation	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Inflation
Switzerland	1.75%	—	0.80%	1.25%	1.75%	—	1.15%	1.25%
U.S.	3.80%	—	—	—	3.80%	—	—	—
Hourly pension	—	—	4.55%	—	—	—	4.15%	—
Salaried pension	—	—	4.70%	—	—	—	4.25%	—
OPEB(A)	—	—	4.35%-4.85%	—	—	—	4.05%	—
Other benefits	—	—	4.25%-4.45%	—	—	—	3.90%-4.05%	—
France	1.75%-2.25%	2.00%	—	2.00%	1.75%	2.00%	—	2.00%
Retirements	—	—	2.35%	—	—	—	1.90%	—
Other benefits	—	—	1.95%	—	—	—	1.55%	—
Germany	2.75%	1.80%	2.40%	1.80%	2.75%	1.80%	1.90%	1.80%

(A)	Other main financial assumptions used for the OPEB (healthcare plans, which are predominantly in the U.S.), were:
—	Medical trend rate: pre 65: 7.00% starting in 2016 reducing to 4.50% by the year 2024 and post 65: 6.00% starting in 2016 grading down to 4.50% by 2024, and
—	Claims costs based on individual company experience.

For both pension and healthcare plans, the post-employment mortality assumptions allow for future improvements in life expectancy.

21.5 Amounts recognized in the Consolidated Statement of Financial Position

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	(681)	—	(681)	(612)	—	(612)
Fair value of plan assets	362	—	362	330	—	330

Deficit of funded plans	(319)	—	(319)	(282)	—	(282)
Present value of unfunded obligation	(121)	(261)	(382)	(130)	(245)	(375)

Net liability arising from defined benefit obligation	(440)	(261)	(701)	(412)	(245)	(657)

21.6 Movements in the present value of the Defined Benefits Obligations

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Defined Benefit Obligations at January 1	(742)	(245)	(987)	(592)	(195)	(787)
Defined Benefit Obligation assumed through business combination	(27)	(2)	(29)	—	—	—
Current service cost	(19)	(6)	(25)	(14)	(4)	(18)
Interest cost	(20)	(10)	(30)	(21)	(9)	(30)
Contributions by the employees	(5)	—	(5)	(5)	—	(5)
Past service costs	—	(2)	(2)	6	7	13
Immediate recognition of gains / (losses) arising over the year	—	1	1	—	(4)	(4)
Benefits paid	34	18	52	29	15	44
Remeasurement due to changes in demographic assumptions	7	4	11	(14)	(12)	(26)
Remeasurement due to changes in financial assumptions	21	10	31	(101)	(16)	(117)
Experience gains / (losses)	2	(2)	—	3	(1)	2
Effects of changes in foreign exchange rates	(55)	(27)	(82)	(33)	(26)	(59)
Defined Benefit Obligation reclassified as liability held for sale	2	—	2	—	—	—

Defined Benefit Obligations at December 31	(802)	(261)	(1,063)	(742)	(245)	(987)

Of which Funded	(681)	—	(681)	(612)	—	(612)
Of which Unfunded	(121)	(261)	(382)	(130)	(245)	(375)

21.7 Movements in the fair value of plan assets

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Plan assets at January 1	330	—	330	277	—	277
Plan asset acquired through business combination	21	—	21	—	—	—
Remeasurement return on plan assets	(39)	—	(39)	11	—	11
Interest income	10	—	10	10	—	10
Contributions by the Group	32	18	50	34	15	49
Contributions by the employees	5	—	5	5	—	5
Benefits paid	(34)	(18)	(52)	(29)	(15)	(44)
Administration expenses	(2)	—	(2)	(1)	—	(1)
Effects of changes in foreign exchange rates	39	—	39	23	—	23

Fair value of plan assets at December 31	362	—	362	330	—	330

21.8 Variation of the net defined benefit obligation

		At December 31, 2015			At December 31, 2014
(in millions of Euros)	Note	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Net liability recognized at January 1		(412)	(245)	(657)	(315)	(195)	(510)
Net liability assumed through business combination	3	(6)	(2)	(8)	—	—	—
Total amounts recognized in the Consolidated Income Statement		(31)	(17)	(48)	(20)	(10)	(30)
Actuarial (losses) / gains recognized in the SoCI		(9)	12	3	(101)	(29)	(130)
Contributions by the Group		32	18	50	34	15	49
Effects of changes in foreign exchange rates		(16)	(27)	(43)	(10)	(26)	(36)
Net liability reclassified as held for sale		2	—	2	—	—	—

Net liability recognized at December 31		(440)	(261)	(701)	(412)	(245)	(657)

21.9 Amounts recognized in the Consolidated Income Statement

	Year ended December 31, 2015			Year ended December 31, 2014
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Current service cost	(19)	(6)	(25)	(14)	(4)	(18)
Past service cost	—	(2)	(2)	6	7	13
Net interest	(10)	(10)	(20)	(11)	(9)	(20)
Immediate recognition of gains / (losses) arising over the period	—	1	1	—	(4)	(4)
Administration expenses	(2)	—	(2)	(1)	—	(1)

Total costs recognized in the Consolidated Income Statement	(31)	(17)	(48)	(20)	(10)	(30)

The expenses shown in this table are included as employee costs in the Consolidated Income Statement within Employee benefit expense and in Other gains/ (losses)—net (See NOTE 7—Employee Benefit Expenses and NOTE 8—Other gains/(losses) —Net).

21.10 Analysis of amounts recognized in the Consolidated Statement of Comprehensive Income / Loss (SoCI)

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Cumulative amount of losses recognized in the SoCI at January 1	132	36	168	27	4	31
Liability (gains) / losses due to changes in demographic assumptions	(7)	(4)	(11)	14	11	25
Liability (gains) / losses due to changes in financial assumptions	(21)	(10)	(31)	102	17	119
Liability experience (gains) / losses arising during the period	(2)	2	—	(4)	1	(3)
Asset losses / (gains) arising during the period	39	—	39	(11)	—	(11)
Effects of changes in foreign exchange rates	6	4	10	4	3	7

Total losses / (gains) recognized in SoCI	15	(8)	7	105	32	137

Cumulative amount of losses recognized in the SoCI at December 31	147	28	175	132	36	168

21.11 Defined benefit obligations by country

(in millions of Euros)	At December 31, 2015	At December 31, 2014
France	(132)	(142)
Germany	(137)	(148)
Switzerland	(265)	(224)
United States(A)	(529)	(473)

Defined benefit obligations	(1,063)	(987)

(A)	Includes Muscle Shoals defined benefits obligations of €30 million at December 31, 2015.

21.12 Fair value hierarchy

The major categories of plan assets are as follows:

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	U.S.	Switzerland	Total	U.S.	Switzerland	Total
Equities	94	50	144	83	40	123
Bonds	89	81	170	70	75	145
Property	6	33	39	5	19	24
Other	3	6	9	3	35	38

Total fair value of plan assets	192	170	362	161	169	330

The following table shows the fair value of plans’ assets classified under the appropriate level of the fair value hierarchy as defined in NOTE 24.4—Valuation hierarchy:

	At December 31, 2015				At December 31, 2014
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	2	1	—	3	2	1	—	3
Equity	86	58	—	144	84	39	—	123
Bonds
Government bonds	—	9	—	9	—	1	—	1
Corporate bonds	—	161	—	161	3	141	—	144
Other investments
Real estate	5	34	—	39	2	22	—	24
Commodities	4	—	—	4	—	—	—	—
Hedge fund	—	—	—	—	6	—	—	6
Insurance contracts	—	2	—	2	—	4	—	4
Other	—	—	—	—	6	—	19	25

Total	97	265	—	362	103	208	19	330

21.13 Cash flows

Contributions to plans

Contributions to pension plans totaled €32 million for the year ended December 31, 2015 (€34 million for the year ended December 31, 2014).

Contributions to other benefits totaled €18 million for the year ended December 31, 2015 (€15 million for the year ended December 31, 2014).

Expected contributions to pension amount to €26 million and other post-employment benefits (healthcare obligation) amount to €19 million for the year ending December 31, 2016.

Benefit payments

Benefit payments expected to be paid to pension, other post-employment benefit plans’ participants and other benefits, over the next years, are as follows:

(in millions of Euros)	Estimated benefits payments
Year ended December 31,
2016	53
2017	54
2018	55
2019	59
2020	60
2021 to 2025	311

21.14 OPEB amendments

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

Note 22— Provisions

(in millions of Euros)	Note	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2015		47	10	53	110
Provisions assumed through business combination	3	40	—	13	53
Additional provisions		—	7	15	22
Amounts used		(4)	(8)	(8)	(20)
Unused amounts reversed		(2)	(1)	(8)	(11)
Unwinding of discounts		2	—	—	2
Effects of changes in foreign exchange rates		5	—	2	7

At December 31, 2015		88	8	67	163

Current		3	3	38	44
Non-Current		85	5	29	119

Total provisions		88	8	67	163

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2014	48	10	45	103
Additional provisions	1	8	15	24
Amounts used	(2)	(7)	(3)	(12)
Unused amounts reversed	(4)	(1)	(4)	(9)
Unwinding of discounts	4	—	—	4

At December 31, 2014	47	10	53	110

Current	3	8	38	49
Non-Current	44	2	15	61

Total provisions	47	10	53	110

Close down, environmental and restoration costs

The Group records provisions for the estimated present value of the costs of its environmental clean-up obligations and close down and restoration efforts based on the net present value of estimated future costs of the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas, using an average discount rate of 1.1%. A change in the discount rate of 0.5% would impact the provision by €3 million.

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

Legal claims and other costs

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Maintenance of customer related provisions(A)	10	14
Litigation(B)	41	28
Disease claims(C)	5	6
Other	11	5

Total provisions for legal claims and other costs	67	53

(A)	These provisions include €4 million in 2015 (€7 million in 2014) related to general equipment maintenance, mainly linked to the Group leases. These provisions also include €1 million in 2015 (€1 million in 2014) related to product warranties and guarantees and €5 million in 2015 (€6 million in 2014) related to late delivery penalties. These provisions are expected to be utilized over the next five years.
(B)	The Group is involved in litigation and other proceedings, such as civil, commercial and tax proceedings, incidental to normal operations. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results, financial position, or cash flows of the Group.
(C)	Since the early 1990s, certain activities of the Group’s businesses have been subject to claims and lawsuits in France relating to occupational diseases resulting from alleged asbestos exposure, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for acquiring such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. At December 31, 2015, 15 cases in which gross negligence is alleged (“faute inexcusable”) remain outstanding (9 at December 31, 2014), the average amount per claim being less than €0.1 million. The average settlement amount per claim in 2014 and 2013 was separately €0.3 and €0.1 million. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results from continuing operations, financial condition, or cash flows of the Group.

N ote 23— Financial Risk Management

The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates, metal prices and interest rates, while maintaining the financial flexibility the Group requires in order to successfully execute the Group’s business strategies.

Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk (including foreign exchange risk, commodity price risk and interest rate risk); (ii) credit risk and (iii) liquidity and capital management risk.

23.1 Market risk

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

In June 2011, the Group entered into a five-year frame agreement with a major customer for the sale of fabricated metal products in U.S. Dollars. In line with its hedging policy, the Group entered into significant foreign exchange derivative transactions to forward sell U.S. Dollars versus the Euro following the signing of the multiple-year frame agreement to match these future sales.

At December 31, 2015, our largest commercial foreign exchange derivative transactions related to this contract.

The notional principal amounts of the outstanding commercial foreign exchange contracts at December 31, 2015—with maturities ranging between 2016 and 2020—were as follows:

currency	Forward Exchange contracts in currency millions	Foreign Exchange Swap contracts in currency millions
CHF	29	87
CZK	575	—
EUR	223	30
GBP	(6)	—
JPY	(984)	(478)
SGD	1	7
USD	(327)	(134)

A negative balance represents a net currency sale, whereas a positive balance represents a net currency purchase.

Except for limited non-recurring transactions, hedge accounting is not applied and therefore the mark-to-market impact is recorded in Other gains/(losses)—net or Finance costs—net.

For the year ended December 31, 2015, the impact of these derivatives was an unrealized loss of €10 million as the U.S. dollar appreciated against the Euro in 2015. For the year ended December 31, 2014, the impact of these derivatives was an unrealized loss of €41 million. The offsetting gain related to the forecasted sales are not visible due to the sales not yet being recorded in the books of the Group.

As the U.S. dollar appreciates against the Euro, the derivative contracts entered into with financial institutions have a negative mark-to-market. Our financial derivative counterparties require margin call should our mark-to-market exceed a pre-agreed contractual limit. In order to protect from the potential margin calls for significant market movements, the Group holds a significant liquidity buffer in cash or in availability under its various borrowing facilities, enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis for adverse movements in the U.S. dollar versus the Euro.

At December 31, 2015 and 2014, the margin requirement related to foreign exchange hedges was nil.

During 2012, the Group decided to limit the liquidity risk arising from potential margin calls on operational hedges by entering into a portfolio of foreign exchange zero cost collars (combinations of bought calls and sold puts). In 2015, the Company decided to realize the option portfolio for a €3 million gain. At December 2015, there were no foreign exchange zero cost collars outstanding.

Borrowings are principally in U.S. dollars and Euros (see NOTE 19—Borrowings). It is the policy of the Group to hedge all non-functional currency debt and cash. The Group entered into cross currency basis swaps to hedge the foreign exchange inherent in our financing. At December 31, 2015, the notional outstanding on the cross currency basis swaps was $720 million (€661 million). The unrealized gain related to these cross currency basis swaps amounted to €18 million during the year ended December 31, 2015.

Foreign exchange sensitivity: Risks associated with exposure to financial instruments

A 10% weakening in the December 31, 2015, closing Euro exchange rate against all applicable currencies on the value of financial instruments held by the Group at December 31, 2015, would have decreased earnings (before tax effect) as shown in the table below :

(in millions of Euros)	At December 31, 2015 Sensitivity impact
Cash and cash equivalents and restricted cash	11
Trade receivables	18
Trade payables	(25)
Borrowings(B)	(185)
Metal derivatives (net)	(3)
Foreign exchange derivatives (net)(A)	(47)
Cross currency swaps	74

Total	(157)

(A)	The foreign exchange derivatives largely hedge items that are not already on the balance sheet (forecast U.S. Dollar sales in Euro functional currency entities)
(B)	The US dollar indebtness located within US dollar functional currency entities and representing a total amount of equivalent €922 million at closing rate is not hedged. Consequently, the related increase in borrowings that would result from a 10% weakening of Euro exchange rate against Dollar is not offset by cross currency swaps changes in fair value.

The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.

The material portion of the impact are driven by the Euro exchange rate weakening against the U.S. Dollar.

(ii) Commodity price risk

The Group is subject to the effects of market fluctuations in the price of aluminum, which is the Group’s primary metal input and a significant component of its output. The Group is also exposed to silver, copper and natural gas but in a less significant way.

The Group strategy is to protect the Group’s margin on future conversion and fabrication activities by aligning the price and quantity of physical aluminum purchases with that of physical aluminum sales. When the Group is unable to do so, it enters into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. Therefore, the Group purchases fixed price aluminum forwards to offset the exposure of LME volatility on its fixed price sales agreements for the supply of metal.

The Group does not apply hedge accounting and therefore any mark-to-market movements are recognized in Other gains / (losses)—net.

At December 31, 2015, the notional principal amount of aluminum derivatives outstanding was 167,925 tons (approximately $282 million)—133,875 tons at December 31, 2014, (approximately $269 million)—with maturities ranging from 2016 to 2019, copper derivatives outstanding was 1,750 tons (approximately $14 million)—3,000 tons at December 31, 2014 (approximately $24 million)—with maturities in 2016, silver derivatives 619,981 ounces (approximately $9 million)—270,027 ounces at December 31, 2014 (approximately $6 million)—with maturities in 2016 and 7,200,000 MMBtu of natural gas futures (approximately $23 million)—3,465,000 MMBtu at December 31, 2014 (approximately $13 million) with maturities in 2016.

The value of the contracts will fluctuate due to changes in market prices but is intended to help protect the Group’s margin on future conversion and fabrication activities. At December 31, 2015, these contracts are directly with external counterparties.

For the year ending December 31, 2015, €7 million of unrealized losses were recorded in relation to LME Aluminum futures due to a decline in the LME price of aluminum, with the revaluation of the underlying transaction continuing partially off- balance sheet for the sales which had not yet been invoiced and recognized as revenue. Unrealized losses for other commodities amount to €2 million. For the year ending December 31, 2014, €7 million of unrealized losses were recorded in relation to LME futures.

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

At December 31, 2015 and 2014, the margin requirement related to aluminum or any other commodity hedges was nil.

Commodity price sensitivity: risks associated with derivatives

The net impact on earnings and equity of a 10% increase or decrease in the market price of aluminum, based on the aluminum derivatives held by the Group at December 31, 2015 (before tax effect), with all other variables held constant was estimated to €23 million gains or losses (€20 million at December 31, 2014). The balances of such financial instruments may change in future periods however, and therefore the amounts shown may not be indicative of future results.

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

Interest rate sensitivity: risks associated with variable-rate financial instruments

The impact on Loss/Income before income tax for the period of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by the Group at December 31, 2015, with all other variables held constant, was estimated to be less than €1 million for the periods ended December 31, 2015 and December 31, 2014. However, the balances of such financial instruments may not remain constant in future periods, and therefore the amounts shown may not be indicative of future results. At December 2015, 92% of Group’s borrowings were at fixed rate.

23.2 Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of cash-in-bank, cash deposits, mark-to-market on derivative transactions and customer trade receivables arising from Constellium’s operating activities. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial asset as described in NOTE 24—Financial Instruments. The Group does not generally hold any collateral as security.

Credit risk related to transactions with financial institutions

Credit risk with financial institutions is managed by the Group’s Treasury department in accordance with a Board approved policy. Constellium management is not aware of any significant risks associated with financial institutions as a result of cash and cash equivalents deposits (including short-term investments) and financial derivative transactions.

The number of financial counterparties is tabulated below showing our exposure to the counterparty by rating type (Parent company ratings from Moody’s Investor Services):

	At December 31, 2015		At December 31, 2014
	Number of financial counterparties(A)	Exposure (in millions of Euros)	Number of financial counterparties(A)	Exposure (in millions of Euros)
Rated Aa or better	2	12	3	233
Rated A	8	465	7	764
Rated Baa	4	9	2	5

Total	14	486	12	1,002

(A)	Financial Counterparties for which the Group’s exposure is below €250 k have been excluded from the analysis.

Credit risks related to customer trade receivables

The Group has a diverse customer base geographically and by industry. The responsibility for customer credit risk management rests with Constellium management. Payment terms vary and are set in accordance with practices in the different geographies and end-markets served. Credit limits are typically established based on internal or external rating criteria, which take into account such factors as the financial condition of the customers, their credit history and the risk associated with their industry segment. Trade receivables are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Constellium management on a regular basis. Over 80% of the Group’s trade account receivables are insured by insurance companies rated A34 or better. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, bank guarantees or letters of credit. Historically, we have a very low level of customer default as a result of long history of dealing with our customer base and an active credit monitoring function.

See NOTE 16—Trade Receivables and other for the aging of trade receivables.

23.3 Liquidity and capital risk management

Group’s capital structure includes shareholder’s equity, borrowings and various third-party financing arrangements (such as credit facilities and factoring arrangements). Constellium’s total capital is defined as total equity plus net debt. Net debt includes borrowings due to third parties less cash and cash equivalents.

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

The contractual agreements that the Group has with derivative financial counterparties require the posting of collateral once a certain threshold has been reached. In order to protect the Group from the potential margin calls for significant market movements, the Group holds a significant liquidity buffer in cash or availability under its various borrowing facilities, enters into derivatives with a large number of financial counterparties, entered into a series of zero cost collars (see NOTE 23.1 (i)) and monitors margin requirements on a daily basis for adverse movements in the U.S. dollar versus the Euro and in aluminum prices.

In excess of the cash in bank (See NOTE 17—Cash and Cash equivalents), the Group has access to €261 million undrawn facilities (including the €145m Constellium N.V. unsecured credit facility) at December 31, 2015.

The table below shows undiscounted contractual values by relevant maturity groupings based on the remaining period from December 31, 2015, and December 31, 2014, to the contractual maturity date.

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Over 5 years	Less than 1 year	Between 1 and 5 years	Over 5 years
Financial assets :
Cross currency basis swaps	15	35	—	7	23	—

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Over 5 years	Less than 1 year	Between 1 and 5 years	Over 5 years
Financial liabilities:
Borrowings(A)	262	1,205	1,471	92	304	1,456
Cross currency basis swaps	2	—	—	—	—	—
Net cash flows from derivatives liabilities related to currencies and commodities	109	15	—	73	43	—
Trade payables and other (excludes deferred revenue)	854	16	—	845	21	—

Total	1,234	1,229	1,471	1,010	368	1,456

(A)	Borrowings include the U.S. Revolving Credit Facilities which are considered short-term in nature and are included in the category “Less than 1 year” and undiscounted forecasted interests.

See NOTE 19—Borrowings, for further details on borrowings and credit facilities.

See NOTE 16—Trade receivables and other, for further details on factoring arrangements.

Derivative financial instruments

The Group enters into derivative contracts to manage operating exposure to fluctuations in foreign currency, aluminum, copper, silver and natural gas prices, and premium. The tables below show the undiscounted contractual values and terms of derivative instruments.

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Total	Less than 1 year	Between 1 and 5 years	Total
Assets—Derivative Contracts(A)
Aluminum future contracts	2	—	2	2	—	2
Other future contracts	—	1	1	—
Currency derivative contracts	29	3	32	41	11	52
Cross currency basis swaps(B)	15	35	50	7	23	30

Total	46	39	85	50	34	84

Liabilities—Derivative Contracts(A)
Aluminum future contracts	20	5	25	16	2	18
Copper future contracts	6	—	6	2	3	5
Other future contracts	5	—	5	3	—	3
Currency derivative contracts	78	10	88	52	39	91
Cross currency basis swaps(B)	2	—	2	—	—	—

Total	111	15	126	73	44	117

(A)	Foreign exchange options have not been included as they are not in the money.
(B)	The principal of the U.S. Dollar Notes issued in 2014 is hedged by using floating-floating cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates.

Note 24—Financial Instruments

The tables below show the classification of financial assets and liabilities.

24.1 Financial assets and liabilities by categories

		At December 31, 2015			At December 31, 2014
(in millions of Euros)	Notes	Loans and receivables	At Fair Value through Profit and loss	Total	Loans and receivables	At Fair Value through Profit and loss(A)	Total
Cash and cash equivalents	17	472	—	472	991	—	991
Trade receivables and finance lease receivables	16	288	—	288	463	—	463
Other financial assets		25	82	107	7	83	90

Total financial assets		785	82	867	1,461	83	1,544

		At December 31, 2015			At December 31, 2014
(in millions of Euros)	Notes	At amortized costs	At Fair Value through Profit and loss	Total	At amortized costs	At Fair Value through Profit and loss(A)	Total
Trade payables	20	657	—	657	662	—	662
Borrowings	19	2,233	—	2,233	1,252	—	1,252
Other financial liabilities		—	121	121	—	111	111

Total financial liabilities		2,890	121	3,011	1,914	111	2,025

(A)	In November 2014, Constellium contracted forward derivatives to hedge the foreign currency risk on the estimated U.S. Dollar Wise acquisition price. These derivatives had been designated within a cash-flow hedge relationship that qualified for hedge accounting. As a result, the fair value of these instruments had been classified in Other Comprehensive Income/(loss) for €9 million at December 31, 2014. At acquisition date, the fair value of these instruments amounted to €14 million.

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	37	45	82	33	50	83
Other(B)	—	25	25	—	7	7

Other financial assets	37	70	107	33	57	90

Derivatives	14	107	121	40	71	111

Other financial liabilities	14	107	121	40	71	111

(B)	Corresponds to loans to Quiver Ventures LLC at December 31, 2015 and advance payments related to finances leases contracted for the expansion of the site in Van Buren, U.S at December 31, 2014.

24.2 Fair values

All the derivatives are presented at fair value in the balance sheet.

The carrying value of the Group’s borrowings is the redemption value at maturity.

The fair value of Constellium N.V. December 2014 and May 2014 Senior Notes account for respectively 80% and 72 % of the nominal value and amount respectively to €487 million and €482 million at December 31, 2015.

The fair value of Muscle Shoals Senior Secured Notes and Senior PIK Toggle Notes account for 67% of the nominal value and amount to €490 million at December 31, 2015.

The fair values of other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

24.3 Margin calls

Constellium Finance S.A.S and Constellium Switzerland A.G. entered into agreements with some financial institutions in order to define applicable rules with regards to the setting-up of derivative trading accounts. On a daily or weekly basis (depending on the arrangement with each financial institution), all open currency or metal derivative contracts are revalued to the current market price. When the change in fair value reaches a certain threshold (positive or negative), a margin call occurs resulting in the Group making or receiving back a cash payment to/from the financial institution.

The cash deposit related to margin calls made by the Group is nil at December 31, 2015 and 2014.

24.4 Valuation hierarchy

The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on quoted price (unadjusted) in active markets for identical financial instruments, it includes aluminum futures that are traded on the LME;

•	Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices), it includes foreign exchange derivatives.

•	Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs)

	At December 31, 2015
(in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	2	80	—	82
Other financial liabilities	30	91	—	121

	At December 31, 2014
(in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	2	81	—	83
Other financial liabilities	22	89	—	111

Note 25— Investment Accounted for Under Equity Method

(in millions of Euros)	At December 31, 2015	At December 31, 2014
At January 1	21	1
Group share in loss	(3)	(1)
Additions	9	19
Effects of changes in foreign exchange rates	3	2

At December 31	30	21

The Group holds a 49.85% interest in a joint-venture named Rhenaroll S.A. (located in Biesheim, France), specialized in the chrome-plating, grinding and repairing of rolling mills’ rolls and rollers. At December 31, 2015, the revenue of Rhenaroll amounted to €3 million (€3 million at December 31, 2014). The entity’s net income was immaterial both in 2015 and 2014.

Quiver Ventures LLC, a joint-venture in which Constellium holds a 51% interest, was created during the fourth quarter of 2014. This joint-venture will supply Body-in-White aluminum sheet to the North American automotive industry through a facility located in Bowling Green, Kentucky. The joint venture did not operate in 2014 and 2015, production being scheduled to start in the first half of 2016.

The tables below provide summarized financial information for those entities that are material to the Group. The information disclosed reflects the amounts presented in the financial statements of the relevant entities and not the Company’s share of those amounts.

	Quiver Ventures, LLC
(in millions of U.S. Dollars)	At December 31, 2015	At December 31, 2014
Property, plant and equipment	147	35
Current assets	4	20

Total Assets	151	55

Equity	62	48
Borrowings—Non-Current portion(A)	15	—
Borrowings Current portion(B)	54	—
Other Current liabilities	20	7

Total Equity and Liabilities	151	55

(A)	Finance lease liabilities.
(B)	Borrowing from partners (of which $27 million from Constellium US Holdings, LLC), equivalent to €25 million at 2015 year—end exchange rate.

These investments in joint ventures are accounted for under the equity method. Rhenaroll S.A. and Quiver Ventures, LLC are private companies and are no quoted market prices available for their shares.

		Group share of joint venture’s net assets		Group share of joint venture’s profit/ (loss)
(In millions of Euro)	% interest	At December 31, 2015	At December 31, 2014	At December 31, 2015	At December 31, 2014
Rhenaroll S.A.	49.85%	1	1	—	—
Quiver Ventures LLC	51.00%	29	20	(3)	(1)

Investments in joint ventures		30	21	(3)	(1)

Note 26—Deferred Income Taxes

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Deferred income tax assets	270	192
Deferred income tax liabilities	(10)	—

Net deferred income tax assets	260	192

The following table shows the changes in net deferred income tax assets (liabilities) for the years ended December 31, 2015 and 2014.

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014
Balance at January 1	3	192	178
Net deferred income tax assets acquired through business combination		(15)	—
Deferred income taxes recognized in the Consolidated Income Statement		53	(3)
Effects of changes in foreign currency exchange rates		8	3
Deferred income taxes recognized directly in other comprehensive income		23	11
Other		(1)	3

Balance at December 31		260	192

(in millions of Euros)	At January 1, 2015	Acquisitions /Disposals	Recognized in		FX	Other	At December 31, 2015
			Profit or loss	OCI
Deferred tax (liabilities)/assets in relation to:
Long-term assets	3	—	(25)	—	(4)	(1)	(27)
Inventories	5	(18)	18	—	(1)	—	4
Pensions	96	—	70	20	6	1	193
Derivative valuation	21	(1)	4	3	—	—	27
Tax losses carried forward	12	—	27	—	1	—	40
Other(A)	55	4	(41)	—	6	(1)	23

Total	192	(15)	53	23	8	(1)	260

(A)	Mainly non-deductible provisions.

(in millions of Euros)	At January 1, 2014	Acquisitions /Disposals	Recognized in		FX	Other	At December 31, 2014
			Profit or loss	OCI
Deferred tax (liabilities)/assets in relation to:
Long-term assets	29	—	(19)	—	(3)	(4)	3
Inventories	11	—	(7)	—	1	—	5
Pensions	75	—	3	14	4	—	96
Derivative valuation	3	—	21	(3)	—	—	21
Tax losses carried forward	8	—	2	—	2	—	12
Other(A)	52	—	(3)	—	(1)	7	55

Total	178	—	(3)	11	3	3	192

(A)	Mainly non-deductible provisions.

(in millions of Euros)	At January 1, 2013	Acquisitions /Disposals	Recognized in		FX	Other	At December 31, 2013
			Profit or loss	OCI
Deferred tax (liabilities)/assets in relation to:
Long-term assets	75	—	(9)	—	—	(37)	29
Inventories	16	—	—	—	—	(5)	11
Pensions	62	—	22	(9)	(1)	1	75
Derivative valuation	9	—	(6)	—	—	—	3
Tax losses carried forward	6	—	5	—	—	(3)	8
Other(A)	26	—	(22)	—	—	48	52

Total	194	—	(10)	(9)	(1)	4	178

(A)	Mainly non-deductible provisions.

Based on the expected taxable income of the entities, the Group believes that it is more likely than not that a total of €1,160 million (€599 million at December 31, 2014) of unused tax losses and deductible temporary differences will not be used. Consequently, net deferred tax assets have not been recognized. The related tax impact of €369 million (€193 million at December 31, 2014) is attributable to the following:

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Tax losses	(120)	(72)
In 2015 to 2019	(6)	(6)
In 2020 and after limited	(96)	(51)
Unlimited	(18)	(15)

Deductible temporary differences	(249)	(121)
Long-term assets(A)	(178)	(8)
Pensions	(23)	(112)
Other	(48)	(1)

Total	(369)	(193)

(A)	Of which €160 million relating to the 2015 impairment charge. See NOTE 14—Property, plan and equipment.

Substantially all of the tax losses not expected to be used reside in the Netherlands, the United States and in Switzerland.

The holding companies in the Netherlands have been generating tax losses over the past four years, and these holding companies are not expected to generate sufficient qualifying taxable profits in the foreseeable future to utilize these tax losses before they expire in the years from 2020 to 2023.

The tax losses not expected to be utilized in the United States relate to one of our main operating entities. Although this entity is expected to be profitable in the medium or long term, considering notably the anticipated development of the Body-in-White business, it bears significant non-cash depreciation and financial interests that will continue generating tax losses in the coming years. Accordingly, it is uncertain whether the entity will be able to use, at its level given the absence of an overall U.S. tax group, these tax losses before they expire. Consequently, the related deferred tax assets have not been recognized.

The tax losses not expected to be utilized in Switzerland relate to losses generated by one of our Swiss entities that will expire in the years from 2019 to 2022. In the context of the 2015 restructuring and impairment of assets, this Swiss entity is not expected to generate sufficient taxable profits over the next coming years to utilize these losses before they expire.

As at December 31, 2015, most of the unrecognized deferred tax assets on deductible temporary differences on long-term assets and other differences relate to the U.S. and Swiss entities discussed above. A joint assessment has been performed on the recoverability of the deferred tax assets on deductible temporary differences and tax losses for these two entities. In line with the assessments, the related deferred tax assets on long term assets and on other differences have not been recognized.

As at December 31, 2014, most of the unrecognized deferred tax assets on deductible temporary differences on pension related to another of our U.S. main operating entities. As at December 31, 2015 and to assess the recoverability of these deferred tax assets, we again carefully considered the available positive and negative evidence, and determined that positive evidences (such as recent, actual and future expected profits or stabilized industrial performance improving our long term visibility on future operating profits) over-weighted negative evidences (such as previous history of operating losses). Accordingly, the related long term deferred tax assets have been fully recognized.

Note 27—Commitments

Non-cancellable operating leases commitments

The Group leases various buildings, machinery, and equipment under operating lease agreements. Total rent expense was €29 million for the year ended December 31, 2015 (€25 million for the year ended December 31, 2014 and €20 million for the year ended December 31, 2013).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Less than 1 year	14	14
1 to 5 years	25	31
More than 5 years	21	5

Total non-cancellable operating leases minimum payments	60	50

Capital expenditures commitments

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Computer Software	1	—
Property, plant and equipment	102	132

Total capital expenditure commitments	103	132

Note 28—Related Party Transactions

Transactions with owners

Transactions with Rio Tinto and Apollo Omega are unrelated since December 12, 2013 and March 4, 2014 respectively.

(in millions of Euros)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Revenues(A)	—	—	2
Metal supply(B)	—	—	(473)
Direct expenses related to acquisition, separation and IPO(C)	—	—	(15)

(A)	Sale of products to certain subsidiaries and affiliates of Rio Tinto.
(B)	Purchases of metal from certain subsidiaries and affiliates of Rio Tinto.
(C)	Transaction costs, equity fees and other termination fees of the management agreement paid to the Owners.

N ote 29—Key Management Remuneration

The Group’s key management comprises the Board members and the Executive committee members effectively present during 2015.

Key management personnel referred above as Executive committee members are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly including Vice-Presidents of key activities of the Group.

The costs reported below are the compensation and benefits incurred for the Key management:

•	Short term benefits include their base salary plus bonus.

•	Directors fees include annual director fees and Board/Committee attendance fees.

•	Share- base payments include the portion of the IFRS 2 expense allocated to key management.

•	Post-employment benefits mainly include pension costs.

•	Termination benefits include departure costs paid during the year.

As a result, the aggregate compensation for the Group’s key management is comprised of the following

(in millions of Euros)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Short term employee benefits	8	7	8
Directors fees	1	1	—
Share based payments	2	3	2
Post employments benefits	1	1	1
Termination benefits	1	1	1
Employer social contribution	1	1	1

Total	14	14	13

Note 30—Subsidiaries and Operating Segments

The following is a list of the Group’s principal subsidiaries. They are wholly-owned subsidiaries of Constellium and are legal entities for which all or a substantial portion of the operations, assets, liabilities, and cash flows are included in the continuing operations of the consolidated reporting Group at December 31, 2015.

Entity	Country	Ownership
Cross Operating Segment
Constellium Singen GmbH (AS&I and P&ARP)	Germany	100%
Constellium Valais S.A. (AS&I and A&T)	Switzerland	100%

AS&I
Constellium Automotive USA, LLC	U.S.	100%
Constellium Engley (Changchun) Automotive Structures Co Ltd.	China	54%
Constellium Extrusions Decin S.r.o.	Czech Republic	100%
Constellium Extrusions Deutschland GmbH	Germany	100%
Constellium Extrusions France S.A.S.	France	100%
Constellium Extrusions Levice S.r.o.	Slovakia	100%
Astrex Inc	Canada	50%

A&T
Constellium Issoire	France	100%
Constellium Aviatube	France	100%
Constellium Montreuil Juigné	France	100%
Constellium China	China	100%
Constellium Italy S.p.A	Italy	100%
Constellium Japan KK	Japan	100%
Constellium Property and Equipment Company, LLC	U.S.	100%
Constellium Rolled Products Ravenswood, LLC	U.S.	100%
Constellium South East Asia	Singapore	100%
Constellium Ussel S.A.S.	France	100%

Entity	Country	Ownership
P&ARP
Constellium Deutschland GmbH	Germany	100%
Constellium Neuf Brisach	France	100%
Wise Metals Intermediate Holdings LLC	U.S.	100%
Wise Holdings Finance Corporation	U.S.	100%
Wise Metals Group	U.S.	100%
Wise Alloys, LLC	U.S.	100%
Wise Alloys Finance Coporation	U.S.	100%

Holdings & Corporate
C-TEC Constellium Technology Center	France	100%
Constellium Finance S.A.S.	France	100%
Constellium France Holdco S.A.S.	France	100%
Constellium Germany Holdco GmbH & Co. KG	Germany	100%
Constellium Germany Holdco Verwaltungs GmbH	Germany	100%
Constellium Holdco II B.V.	Netherlands	100%
Constellium Holdco III B.V.	Netherlands	100%
Constellium Paris S.A.S	France	100%
Constellium UK Limited	United Kingdom	100%
Constellium U.S. Holdings I, LLC	U.S.	100%
Constellium U.S. Holdings II, LLC	U.S.	100%
Constellium Switzerland AG	Switzerland	100%
Constellium W S.A.S.	France	100%
Engineered Products International S.A.S.	France	100%

Note 31—Share Equity Plans

Share based payment

Management equity plan (“MEP”)

In 2011, the Company implemented a MEP for Constellium management in order to align their interests with the ones of the shareholders and to enable the selected managers to participate in the long-term growth of Constellium. In 2014, the accelerated vesting of the remaining non-vested portion of the Class B ordinary shares was approved and the fully vested Class B ordinary shares were converted into Class A ordinary shares.

Restricted stock unit (“RSU”) plans

Free share plan

In 2013, a free share plan was granted to all employees in the U.S., France, Germany, Switzerland and the Czech Republic. Under this plan, each eligible employee was granted an award of 25 RSU that will vest and be settled in Class A ordinary shares on the second anniversary of our initial public offering, subject to the applicable employee remaining employed by the Company or its subsidiaries through that date.

The plan vested in May 2015 and accordingly 185,285 shares were issued and granted to our employees.

Shareholding Retention Plan

In 2013, a shareholding retention plan was implemented in order to encourage critical members of our senior management to maintain a significant portion of their current investment under the Company’s MEP.

Beneficiaries of the MEP were awarded a one-time retention award consisting of a grant of RSU with a grant date value equal to a specified percentage of the recipient’s annual base salary. The RSU will be settled for our Class A ordinary shares on the second anniversary of the date of grant, subject to the recipient remaining continuously employed within the Group through that date and, for MEP participants, subject to the retention of at least 75% of interest in Class A ordinary shares for MEP participants.

The October 2013 plan vested in October 2015 and accordingly 363,842 shares were issued and granted to our employees.

Eleven employees were granted 84,000 and 50,000 RSU in 2014 and 2015 respectively. These RSU will vest 100% after a 2-year period if the employees are continuously employed from the grant date through the end of the 2-year period.

In April 2015, 33 employees were granted 195,500 RSU. These RSU will vest 100% after a 3-year period if the employees are continuously employed from the grant date through the end of the 3-year period.

Equity Awards Plan

In May 2013, two non-employee directors were granted an award of 8,816 RSU. The service vesting tranche vests 50% on each anniversary date of the equity award grant date.

In June 2014, four board members were granted an award of 8,820 RSU. The service vesting tranche vests 50% on each anniversary date of the equity award grant date.

In June 2015, nine board members were granted an award of 29,202 RSU. The service vesting tranche vests 50% on each anniversary date of the equity award grant date.

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

The selected managers who effectively decided to invest part of their bonus into ordinary shares, were granted performance based RSU in an amount equal to a specified multiple (“the vesting multiplier”) of ordinary shares (71,490) invested as part of this plan. These performance RSU will vest after a two year period from grant date if the three following conditions are simultaneously met:

•	The performance condition is Total Shareholder Return (TSR) related as the vesting multiplier will be in a range from 0 to 7 depending on the TSR evolution over the 2-year vesting period;

•	The selected managers must be continuously employed by the Company through the end of the 2-year vesting period; and

•	The selected managers who have invested into this co-investment plan must continue to hold 100% of the shares they initially purchased through this plan until the end of the 2-year vesting period.

In July 2015, the Company informed the participants that they are offered the opportunity to extend by one year (to May 2017) the reference period.

Performance share plan

In June 2015, ten employees were granted 194,000 performance based RSU and in November 2015, 385 employees were granted 829,000 performance-based RSU.

These performance based RSU will vest after a 3-year period from grant date if the two following conditions are simultaneously met:

•	The performance condition is Total Shareholder Return (TSR) related as the vesting multiplier will be in a range from 0 to 3 depending on the TSR evolution over the 3-year vesting period;

•	The selected managers must be continuously employed by the Company through the end of the 3-year vesting period.

Expense recognized during the year

In accordance with IFRS 2, an expense is recognized over the vesting period. The estimate of this expense is based upon the fair value of a Class A potential ordinary share at the grant date.

The total expense related to the potential ordinary shares for the year ended December 31, 2015, 2014 and 2013 amounted to €5 million, €4 million and €2 million respectively.

Movements in the number of potential shares

(number of potential shares)	2015	2014	2013
At January 1	775,338	659,942	—
Granted(A)	1,297,702	164,310	683,206
Forfeited	(153,594)	(48,914)	(23,264)
Exercised(B)	(557,953)	—	—
Expired	—	—	—

At December 31	1,361,493	775,338	659,942

(A)	In the year ended December 31, 2015, the Company awarded:
(i)	274,702 additional RSU, vesting after 2 or 3 years, to some employees and to Board members,
(ii)	1,023,000 rights to obtain RSU under a Performance-Based RSU agreement, vesting after 3 years.
(B)	In the year ended December 31, 2015, 557,953 RSU were vested and issued to employees and Board members.

Potential shares are summarized as follows

Grant date	Plan	Vesting date	Initial number of shares	Outstanding number of shares December 31, 2013	Outstanding number of shares December 31, 2014	Outstanding number of shares December 31, 2015	Fair value per share at grant date(A)
2013-05	Free Share Plan	2015-05	192,800	192,800	192,800		€10.6
2013-05	Equity Awards Plan	2015-05	8,816	8,816	8,816		€11.3
2013-10	Shareholding Retention Plan	2015-10	481,590	458,336	409,412		€9-€13

2013			683,206

2014-03	Shareholding Retention Plan	2016-03	16,000		16,000	16,000	€21.1
2014-03	Co-investment Plan(B)	2017-03	71,490		71,490	50,128	€56.5
2014-05	Shareholding Retention Plan	2016-05	35,000		35,000		€22
2014-06	Equity Awards Plan	2016-06	8,820		8,820	8,820	€22.7
2014-09	Shareholding Retention Plan	2016-09	33,000		33,000	33,000	€21.1

2014			164,310

2015-04	Shareholding Retention Plan	2018-04	195,500			170,500	€16.4
2015-06	Equity Awards Plan	2017-06	29,202			26,045	€11.2
2015-06	Performance Share Plan(C)	2018-06	194,000			194,000	€10.6
2015-08	Shareholding Retention Plan	2017-08	50,000			50,000	€10.2
2015-11	Performance Share Plan(C)	2018-11	829,000			813,000	€7.1

2015			1,297,702

TOTAL(C)				659,942	775,338	1,361,493

(A)	Fair Value is the quoted market price at grant date for plan with no market conditions.
(B)	The Co-investment plan number of potential shares is presented using a vesting multiplier of 1. The related fair value has been valued using the Monte Carlo method.
(C)	The performance share plan number of potential shares is presented using a vesting multiplier of 1. The related fair value has been valued using the Monte Carlo method.

Note 32—Disposals, Disposals Group Classified as Held for Sale

In the third quarter of 2015, the Group decided to withdraw its disposal plan for a company from the A&T operating segment classified as held for sale at the end of 2014. Accordingly, related assets and liabilities are not presented as held for sale at December 31, 2014 and 2015.

In the first quarter of 2015, the Group decided to dispose of its plant in Carquefou (France) which is part of its A&T operating segment. The sale was completed on February 1, 2016, the disposal gain is nil in 2016. The plant generated revenues of €11 million in 2015.

(in millions of Euros)	Notes	At December 31, 2015
Property, plant and equipment	14	4
Inventories		1
Trade receivables and other		4
Cash and cash equivalents		4

Assets classified as held for sale		13

Pensions and other post-employment benefits obligations		2
Trade payables and other		3
Provisions		8

Liabilities classified as held for sale		13

Note 33—Subsequent Events

On March 10, 2016 , Constellium N.V. announced the signing of a Memorandum of Understanding (MoU) with its Japanese partner UACJ Corporation (UACJ) to expand their existing joint venture to produce automotive Body-in-White (BiW) sheet in the U.S. The final contract is subject to the board approval of each party.

Schedule I

Report of Independent Registered Public Accounting Firm on

Financial Statement Schedule

To the Board of Directors and Shareholders of Constellium N.V.:

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated March 15, 2016 appearing in this Annual Report on Form 20-F also included an audit of the financial statement schedule included in Item 17 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Neuilly-sur-Seine, France

PricewaterhouseCoopers Audit

/s/ Olivier Lotz

Olivier Lotz

Partner

March 15, 2016

Schedule I

Statement of Financial Position

Constellium N.V. (Parent Company Only)

(In thousands of Euros)	December 31, 2015	December 31, 2014

Non-current assets
Property, plant and equipment	53	208
Financial assets	1,274,824	1,198,928
Investments in subsidiaries	105,596	100,065

	1,380,473	1,299,201

Current assets
Other financial assets	28,573	7,173
Trade receivables and other	48,019	92,398
Cash and cash equivalents	7	28

	76,599	99,599

Total Assets	1,457,072	1,398,800

Equity
Share capital	2,110	2,101
Share premium	170,589	170,589
Accumulated retained earnings	(11,034)	11,781
Other reserves	12,306	6,215
Net (loss) for the year	(195)	(22,246)

Total equity	173,776	168,440

Non-current liabilities
Borrowings	1,253,599	1,175,044

	1,253,599	1,175,044

Current liabilities
Other financial liabilities	25,772	6,964
Trade payables and other	3,925	48,352

	29,697	55,316

Total liabilities	1,283,296	1,230,360

Total equity and liabilities	1,457,072	1,398,800

Schedule I

Statement of Comprehensive Income / (Loss)

Constellium N.V. (Parent Company Only)

(in thousands of Euros)	December 31, 2015	December 31, 2014	December 31, 2013

Revenue	153	1,130	517

Gross profit	153	1,130	517

Selling and administrative expense	(7,153)	(6,789)	(3,866)

(Loss) from recurring operations	(7,000)	(5,659)	(3,349)

Other income	528	—	29
Other expense	(3,106)	(18,333)	(22,858)

(Loss) from operations	(9,578)	(23,992)	(26,178)

Finance income	171,990	82,298	15,488
Dividend received	—	—	194,300
Finance expense	(162,607)	(80,552)	(33,161)

Financial result – net	9,383	1,746	176,627

(Loss) / income before income tax	(195)	(22,246)	150,449
Income tax	—	—	—

Net (loss) / income	(195)	(22,246)	150,449

Other comprehensive income	—	—	—

Total comprehensive (loss) / income	(195)	(22,246)	150,449

Schedule I

Statement of Cash Flows

Constellium N.V. (Parent Company Only)

(In thousands of Euros)	December 31, 2015	December 31, 2014	December 31, 2013
Cash flows (used in) / from operating activities
Net (loss) / income	(195)	(22,246)	150,449
Adjustments to determine cash flow used in operating activities:
Finance result	(9,383)	(7,511)	17,673
Depreciation and amortization	155	168	(539)
Dividend received	—	19,300	—
Change in working capital:
Trade receivables and other	26,347	(23,283)	(20,416)
Other financial liabilities	(1,291)	(2,024)	—
Trade payables and other	(44,427)	39,554	7,521

Net cash flows (used in) / from operating activities	(28,794)	3,958	154,688

Cash flows (used in) / from investing activities
Current account with subsidiary (for cash pooling)	17,000	108,308	(168,290)
Loans granted to subsidiary and related parties	—	(1,152,962)	(207,350)
Repayment of loans granted to subsidiary and related parties	—	96,894	259,724
Interest received	74,530	26,982	8,772

Net cash flows from / (used in) investing activities	91,530	(920,778)	(107,144)

Cash flows (used in) / from financing activities
Interests paid	(60,998)	(21,667)	(13,029)
Proceeds received from term-loan	—	1,141,062	207,603
Repayment of term-loan	—	(205,118)	(155,356)
Payment of deferred financing costs and debt fees	(1,749)	—	(172)
Treasury stock purchase	—	(135)	—
Distribution of shares premium to owners of the Company	—	—	(103,038)
Net proceeds received from issuance of shares	—	—	162,759
Contribution to share premium	—	—	8,143
Interim dividend paid	—	—	(146,961)
Other	3	500	(5,654)

Net cash flows (used in) / from financing activities	(62,744)	914,642	(45,705)

Net change in cash and cash equivalents	(8)	(2,178)	1,839

Cash and cash equivalent - beginning of period	28	2,174	335
Effect of exchange rate changes on cash and cash equivalents	(13)	32	—
Cash and cash equivalent - end of period	7	28	2,174

Schedule I

Notes to Condensed Financial Statements

Constellium N.V. (Parent Company Only)

1.	Basis of presentation

Constellium N.V.’s parent company only financial information has been derived from Constellium’s consolidated financial statements and should be read in conjunction with these consolidated financial statements which are included in this Annual Report on Form 20-F. The condensed parent company only financial information of Constellium N.V. is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as endorsed by the European Union. Accounting policies adopted in the preparation of this condensed parent company only financial information are the same as those adopted in the consolidated financial statements and described in Note 2 to the consolidated financial statements included in this Annual Report on Form 20-F, except that the cost method has been used to account for investments in subsidiaries. As of December 31, 2015, there were no material contingencies at Constellium N.V.

2.	Dividends

Constellium N.V. received cash dividends from its subsidiary Constellium Holdco II B.V. in the amount of €175,000 thousand and €19,300 thousand in the years ended December 31, 2013 and 2014, respectively. The dividends received in cash in the year ended December 31, 2014 were declared in the year ended December 31, 2013 and, accordingly were recorded as income in the year ended December 31, 2013.

3.	Borrowings

A description of Constellium N.V.’s parent company only borrowings and related maturity dates is provided in Note 19 to the consolidated financial statements included in this Annual Report on Form 20-F.

4.	Other financial assets and liabilities

Non-current financial assets represent loans to Constellium Holdco II B.V. and current other financial assets represent related interest receivables. Other financial liabilities represent interest payable on our borrowings.