Form 20-F
period 2016-12-31
Constellium N.V.
filed 2017-03-21
CIK 1563411

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

105,581,673 Class A Ordinary Shares, Nominal Value €0.02 per share

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

-i-

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

Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report on Form 20-F, including, without limitation, in conjunction with the forward-looking statements included in this annual report on Form 20-F and including with respect to our estimated and projected earnings, income, equity, assets, ratios and other estimated financial results. All forward-looking statements in this annual report on Form 20-F and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

•	the highly competitive nature of the metals industry and the risk that aluminium will become less competitive compared to alternative materials;

•	the substantial capital investment requirements of our business;

•	unplanned business interruptions and equipment failure;

•	our ability to manage our labor costs and labor relations;

•	the risk associated with dependency on a limited number of customers for a substantial portion of our sales;

•	the risk associated with consolidation among our customers;

•	the risk associated with being dependent on a limited number of suppliers for a substantial portion of our aluminium supply;

•	the volatility of aluminium prices;

•	our inability to adequately mitigate the costs of price increases of our raw materials;

•	the volatility of energy prices;

•	adverse changes in currency exchange rates;

•	our inability to execute an effective hedging policy;

•	a deterioration in our financial position or a downgrade of our ratings by a credit rating agency, which could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships;

•	our indebtedness could materially adversely affect our ability to invest in or fund our operations, limit our ability to react to changes in the economy or our industry or force us to take alternative measures;

•	our ability to attract and retain certain members of our management team;

•	our ability to implement our business strategy, including our productivity and cost reduction initiatives;

•	our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries, and changes in general economic conditions;

-ii-

•	reduced customer demand in our can end-market resulting from higher consumer focus on obesity and other health concerns;

•	insufficient or inflexible production capacity;

•	risks associated with our resources and product and geographic diversity relative to those of our competitors;

•	reductions in demand for our products;

•	our joint venture with UACJ in Body-in-White/auto body sheet products in the United States may not generate the expected returns and we may be unable to execute on our strategy with respect to the joint venture;

•	inability to develop or implement technology initiatives and other strategic investments in a timely manner;

•	failures of our information systems or protection thereof;

•	disruptive upgrades to our information technology infrastructure;

•	the risks associated with renegotiation of labor contracts;

•	the risks associated with any restructuring efforts;

•	ongoing uncertainty in a deterioration of the global economy due to political, regulatory or other developments;

•	the effects on our business of disruptions in European economies;

•	the risks associated with our international operations;

•	the impact of regulations with respect to carbon dioxide emissions on our business;

•	restrictive covenants and other terms of our indebtedness that could restrict our operations;

•	our exposure to variable interest rate risk through our present or future indebtedness;

•	losses or increased funding and expenses related to our pensions, other post-employment benefits and other long-term employee benefits plans;

•	failure to adequately protect proprietary rights to our technology;

•	risks associated with litigation involving our intellectual property;

•	costs or liabilities associated with environmental, health and safety matters;

•	the effects of potential changes in laws and government regulations;

•	costs associated with product liability claims against us;

•	unknown or unanticipated issues, expenses, and liabilities as a result of the Wise Acquisition;

•	risks of injury or death in our business operations;

•	risk of carrying inadequate insurance;

•	changes in income tax rates, income tax laws and additional income tax liabilities;

•	risk that historical financial information in this annual report is not representative of our future results;

•	failure to adequately maintain our financial reporting and internal controls;

•	risks associated with losing our status as a foreign private issuer; and

•	the other factors presented under “Item 3. Key Information—D. Risk Factors.”

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

-iii-

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

The selected historical financial information as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 has been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected historical financial information as of December 31, 2014, 2013 and 2012 and for each of the two years in the period ended December 31, 2013 have been derived from our audited consolidated financial statements not included in this Annual Report.

The audited consolidated financial statements included elsewhere in this Annual Report have been prepared in a manner that complies, in all material respects, with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and as endorsed by the European Union (“EU”).

Effective January 1, 2013, we have adopted IAS 19 “Employee Benefits” (revised) (IAS 19) in our audited consolidated financial statements as of and for the year ended December 31, 2013 and in accordance with transition rules in IAS 19 we have retrospectively applied this standard to the year ending December 31, 2012.

Effective January 1, 2014, we changed the measure of profitability for our segments under IFRS 8 “Operating Segments” from Management Adjusted EBITDA to Adjusted EBITDA.

References to “tons” throughout this Annual Report are to metric tons.

References to the Wise Acquisition refer to our January 5, 2015 acquisition of Wise Metals Intermediate Holdings LLC and its subsidiaries, which companies we refer to collectively as “Wise.” The transaction is therefore not included in the Group’s consolidated financial statements as of December 31, 2014.

	As of and for the year ended December 31,
(€ in millions other than per share and per ton data)	2016	2015	2014	2013	2012
Statement of income data:
Revenue	4,743	5,153	3,666	3,495	3,610
Gross profit	516	450	483	471	474
(Loss)/Income from operations	246	(426)	150	209	263
Net (loss)/income for the period—continuing operations	(4)	(552)	54	96	149
Net (loss)/income for the period	(4)	(552)	54	100	141
(Loss)/earnings per share—basic	(0.04)	(5.27)	0.48	1.00	1.55
(Loss)/earnings per share—diluted	(0.04)	(5.27)	0.48	0.99	1.55
(Loss)/earnings per share—basic—continuing operations	(0.04)	(5.27)	0.48	0.96	1.64
(Loss)/earnings per share—diluted—continuing operations	(0.04)	(5.27)	0.48	0.95	1.64
Weighted average number of shares outstanding	105,500,327	105,097,442	105,326,872	98,890,945	89,442,416
Dividends per ordinary share (Euro)(1)	—	—	—	—	—

Balance sheet data:
Total assets(2)	3,787	3,628	3,012	1,764	1,631
Net (liabilities)/assets or total invested equity	(570)	(540)	(37)	36	(37)
Share capital	2	2	2	2	—
Other operational and financial data (unaudited):
Net trade working capital(3)	199	149	210	222	289
Capital expenditure(4)	355	350	199	144	126
Volumes (in kt)	1,470	1,478	1,062	1,025	1,033
Revenue per ton (€ per ton)	3,227	3,486	3,452	3,410	3,495

(1)	Prior to our initial public offering in May 2013 (the “IPO”), we paid certain dividends to holders of our ordinary shares, as well as to holders of our preferred shares.
(2)	In the third quarter of 2015, the Group decided to withdraw its disposal plan for a company from the A&T operating segment classified as held for sale at the end of 2014. Accordingly, related assets and liabilities are not presented as held for sale at December 31, 2014 and 2015.
(3)	Net trade working capital, a measurement not defined by IFRS, represents total inventories plus trade receivables less trade payables.

	As of December 31,
(€ in millions)	2016	2015	2014	2013	2012

Trade receivables – net	235	264	436	363	386
Inventories	591	542	436	328	385
Trade payables	(627)	(657)	(662)	(469)	(482)

Net trade working capital	199	149	210	222	289

(4)	Represents purchases of property, plant, and equipment.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this Annual Report. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ordinary shares could decline. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Special Note About Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

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

Our fabricated aluminium products compete with products made from other materials—such as steel, glass, plastics and composite materials—for various applications. Higher aluminium prices relative to substitute materials tend to make aluminium products less competitive with these alternative materials. The willingness of customers to accept aluminium substitutes could result in reduced prices or sales volumes, either of which could materially and adversely affect our business, financial condition, results of operations and cash flows.

Environmental and other regulations may also increase our costs and may be passed on to our customers, and may restrict the use of chemicals needed to produce aluminium products. These regulations may make our products less competitive as compared to materials that are subject to fewer regulations. Relatedly, certain existing regulations may make our products more attractive than competing products, including the Corporate Average Fuel Economy (“CAFE”) standards that require material improvements in the automotive and light truck miles per gallon by 2025. We believe such standards have increased demand for lighter materials used in the vehicle’s body. Any deregulation or relaxation of the CAFE or other fuel economy or emissions standards, which may result from recent changes in the political climate, could reduce the need for lighter materials among our customers and may therefore have the effect of making our products less competitive with alternative materials. Any reduction in the competitiveness of our products relative to alternative materials could adversely affect our financial position, results of operations and cash flows.

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

Our business requires substantial capital investments that we may be unable to fulfill. We may be unable to timely complete our expected capital investments, including in Body-in-White/auto body sheet, or may be unable to achieve the anticipated benefits of such investments.

Our operations are capital intensive. Our total capital expenditures were €355 million for the year ended December 31, 2016, and €350 million and €199 million for the years ended December 31, 2015 and 2014, respectively.

There can be no assurance that we will be able to complete our capital investments, including our expected investments in Body-in-White (which others in our industry refer to as auto body sheet and which we refer to herein as “BiW/ABS”), on schedule, or that we will be able to achieve the anticipated benefits of such capital investments. In addition, we are under no legal obligation to complete the expansion of our BiW/ABS program. We may at any time determine not to complete the expansion of our BiW/ABS program. Additionally, we may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures (including completing our expected BiW/ABS investments), service or refinance our indebtedness or fund other liquidity needs. We may experience delays in materializing demand for our BiW/ABS products, and we may not receive customer orders for BiW/ABS products as quickly as we had anticipated. Delays in materializing demand or revenues from our BiW/ABS investments could adversely affect our results of operations.

If we are unable to make upgrades or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, and other competitive factors. If we are unable or determine not to complete our expected BiW/ABS investments, or such investments are delayed, we will not realize the anticipated benefits of such investments, which may adversely affect our results of operations.

We are subject to unplanned business interruptions that may materially adversely affect our business.

Our operations may be materially adversely affected by unplanned business interruptions caused by events such as explosions, fires, war or terrorism, inclement weather, natural disasters, accidents, equipment, information technology systems and process failures, electrical blackouts or outages, transportation interruptions and supply interruptions. Operational interruptions at one or more of our production facilities could cause substantial losses and delays in our production capacity or increase our operating costs. In addition, replacement of assets damaged by such events could be difficult or expensive, and to the extent these losses are not covered by insurance or our insurance policies have significant deductibles, our financial position, results of operations and cash flows may be materially adversely affected by such events. For example, in 2008, a stretcher at Constellium’s Ravenswood, West Virginia facility was damaged due to a defect in its hydraulic system, causing a substantial outage at that facility that had a material impact on our production volumes at this facility and on our financial results for the affected period. Further, in September 2015, Constellium’s Neuf-Brisach plant suffered an unplanned outage at the manufacturing facility as a result of the breakdown of a scalper, which had an adverse impact on the earnings in 2015.

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

From time to time, we may experience labor disputes and work stoppages at our facilities. For example, we experienced work stoppages and labor disturbances at our Ravenswood, West Virginia facility in 2012 in conjunction with the renegotiation of the collective bargaining agreement. Additionally, we experienced work stoppages and labor disturbances at our Issoire and Neuf-Brisach facilities in November 2013 and resumed normal operations in early December 2013. We also faced minor stoppages in our Issoire site in December 2015 during the yearly Collective Bargaining Agreement negotiations. Existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future. Any such stoppages or disturbances may have a negative impact on our financial condition and results of operations by limiting plant production, sales volumes, profitability and operating costs. Our Ravenswood facility is due to renegotiate its collective bargaining agreement in 2017.

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

We are dependent on a limited number of customers for a substantial portion of our sales, and a failure to successfully renew, renegotiate or re-price our long-term or other agreements with our customers may adversely affect our results of operations, financial condition and cash flows.

Our business is exposed to risks related to existing market concentration of our customers. We estimate that our 10 largest customers accounted for approximately 55% of our consolidated revenues in 2016, two of which accounted for more than 10% of our consolidated revenues over the same period. A significant downturn in the business or financial condition of our significant customers exposes us to the risk of default on contractual agreements and trade receivables, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We have long-term contracts and related arrangements with a significant number of our customers. Some of our long-term customer contracts and related arrangements have provisions that, by their terms, may become less favorable to us over time. If we fail to successfully renegotiate or re-price these less favorable provisions in our long-term agreements and related arrangements then our results of operations, financial condition and cash flows could be materially adversely affected. Furthermore, some of our long-term contracts and related arrangements are subject to renewal, renegotiation or re-pricing at periodic intervals or upon changes in competitive and regulatory supply conditions, or provide termination rights to our customers. If we fail to renew, renegotiate or re-price these long-term contracts or arrangements at all, or on favorable terms, then our results of operations, financial condition and cash flows could be materially adversely affected. Any of these risks, or any material deterioration in or termination of these customer relationships, could result in a reduction or loss in customer purchase volume or revenue, which could adversely affect our results of operations. If we are not successful in replacing business lost from such customers, or in negotiating favorable terms, our results of operations, financial condition and cash flows could be materially adversely affected.

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

Customer consolidation could adversely impact our financial position, results of operations and cash flows.

Customers in our end-markets, including the can, aerospace and automotive sectors, may consolidate and grow in a manner that could affect their relationships with us. For example, if one of our competitors’ customers acquires any of our customers, we may lose that acquired customer’s business. Additionally, if our customers become larger and more concentrated, they could exert pricing pressure on all suppliers, including us. Accordingly, our ability to maintain or raise prices in the future may be limited, including during periods of raw material and other cost increases. If we are forced to reduce prices or to maintain prices during periods of increased costs, or if we lose customers because of consolidation, pricing or other methods of competition, our financial position, results of operations and cash flows may be adversely affected.

We are dependent on a limited number of suppliers for a substantial portion of our aluminium supply and a failure to successfully renew, renegotiate or re-price our long-term agreements or other arrangements with our suppliers may adversely affect our results of operations, financial condition and cash flows.

Our ability to produce competitively priced aluminium products depends on our ability to procure competitively priced supply of aluminium in a timely manner and in sufficient quantities to meet our production needs. We have supply arrangements with a limited number of suppliers for aluminium and other raw materials. Our top 10 suppliers accounted for approximately 45% of our total purchases for the year ended December 31, 2016. Increasing aluminium demand levels have caused regional supply constraints in the industry, and further increases in demand levels could exacerbate these issues. We maintain long-term contracts for a majority of our supply requirements, and for the remainder we depend on annual and spot purchases. There can be no assurance that we will be able to renew, or obtain replacements for, any of our long-term contracts or any related arrangements when they expire on terms that are as favorable as our existing agreements or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities of this material on a timely basis, our production may be disrupted and we could be forced to purchase primary metal and other supplies from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us. As a result, an interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. In addition, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We depend on scrap aluminium for our operations and acquire our scrap inventory from numerous sources. Our suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metal to us. In periods of low inventory prices, suppliers may elect to hold scrap until they are able to charge higher prices. In addition, a decrease in the supply of used beverage containers (“UBCs”) available to us resulting from a decrease in the rate at which consumers consume or recycle products contained or packaged in aluminium beverage cans could negatively impact our supply of aluminium. For example, the slowdown in industrial production and consumer consumption during the recent economic crisis reduced and may continue to reduce the supply of scrap metal available. Previously, we had relied on our relationship with AB InBev to provide us with certain amounts of UBCs, but since November 2016 we have now transitioned the procurement of UBCs inhouse to Constellium Metal Procurement, a new Muscle Shoals location. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes and our results of operation, financial condition and cash flows could be materially adversely affected.

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

The overall price of primary aluminium consists of several components: (1) the underlying base metal component, which is typically based on quoted prices from the London Metal Exchange (“LME”); (2) the regional premium, which represents an incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States or the Rotterdam premium for metal sold in Europe); and (3) the product premium, which represents a separate incremental price for receiving physical metal in a particular shape (e.g., billet, slab, rod, etc.), alloy, or purity. Each of these three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, global supply and demand of aluminium, including expectations for growth and contraction and the level of global inventories. Regional premiums tend to vary based on the supply and demand for metal in a particular region and associated warehousing and transportation costs. Product premiums generally are a function of supply and demand as well as production and raw material costs for a given primary aluminium shape and alloy combination in a particular region.

Speculative trading in aluminium has increased in recent years, contributing to higher levels of price volatility. In 2015, the LME cash price of aluminium reached a high of $1,919 per metric ton and a low of $1,424 per metric ton compared to a high of $2,114 and a low of $1,642 per metric ton in 2014. During 2014, regional premiums reached levels substantially higher than historical averages, whereas in 2015, such premiums experienced significant decreases in all regions, reverting to levels that are closer to historical averages. The Rotterdam regional premium increased from an average of 3% of the LME base price in the period from 2000 to 2009 to 26% of the LME base price in December 2014. The Midwest regional premium increased from an average of 6% of the LME base price to 27% of the LME base price during the same periods. New LME warehousing rules, which took effect in February 2015, and increasing exports from China led to an increase in the supply of aluminium entering the physical market and in turn caused regional premiums to decrease sharply between February and April 2015 to reach 11% of the LME base price for the Rotterdam regional premium and to 13% of the LME base price for the Midwest regional premium in December 2015. In December 2016, regional premiums represented 7% of the LME base price for the Rotterdam regional premium and to 10% of the LME base price for the Midwest regional premium. Sustained high aluminium prices, increases in aluminium prices, the inability to meaningfully hedge our exposure to aluminium prices, or the inability to pass through any fluctuation in regional premiums or product premiums to our customers could have a material adverse effect on our business, financial condition, and results of operations and cash flow.

If we are unable to adequately mitigate the cost of price increases of our raw materials, including aluminium, our profitability could be adversely affected.

Prices for the raw materials we require are subject to continuous volatility and may increase from time to time. Although our sales are generally made on a “margin over metal price” basis, if prices increase we may not be able to pass on the entire cost of the increases to our customers. There could also be a time lag between when changes in prices under our purchase contracts are effective and the point when we can implement corresponding changes under our sales contracts with our customers. As a result, we are exposed to fluctuations in raw materials prices, including metal, since during this time lag we may have to temporarily bear the additional cost of the price change under our purchase contracts. Further, although most of our contracts allow us to pass through metal prices to our customers, we have certain contracts that are based on fixed metal pricing where pass through is not available. Similarly, in certain contracts we have ineffective pass-through mechanisms related to regional premium fluctuation. A related risk is that a sustained significant increase in raw materials prices may cause some of our customers to substitute our products with other materials. We attempt to mitigate these risks, including through hedging, but we may not be able to successfully reduce or eliminate any resulting negative impact, which could have a material adverse effect on our profitability and financial results.

The price volatility of energy costs may adversely affect our profitability.

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a market basis. The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our production facilities affects operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets as well as governmental regulation and imposition of further taxes on energy. Although we have secured a large part of our natural gas and electricity under fixed price commitments or long-term contracts with suppliers, future increases in fuel and utility prices, or disruptions in energy supply, may have an adverse effect on our financial position, results of operations and cash flows.

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

We purchase and sell LME and other forwards, futures and options contracts as part of our efforts to reduce our exposure to changes in currency exchange rates, aluminium prices and other raw materials prices. If we are unable to purchase derivative instruments to manage those risks due to the cost or availability of such instruments or other factors, or if we are not successful in passing through the costs of our risk management activities, our results of operations, cash flows and liquidity could be adversely affected. Our ability to realize the benefit of our hedging program is dependent upon many factors, including factors that are beyond our control. For example, our foreign exchange hedges are scheduled to mature on the expected payment date by the customer; therefore, if the customer fails to pay an invoice on time and does not warn us in advance, we may be unable to reschedule the maturity date of the foreign exchange hedge, which could result in an outflow of foreign currency that will not be offset until the customer makes the payment. We may realize a gain or a loss in unwinding such hedges. In addition, our metal-price hedging programs depend on our ability to match our monthly exposure to sold and purchased metal, which can be made difficult by seasonal variations in metal demand, unplanned changes in metal delivery dates by either us or by our customers and other disruptions to our inventories, including for maintenance. As an example, in 2015, we were unable to hedge all of our exposure to the increase in the Midwest regional premium component of aluminium prices, resulting in unrecovered Midwest premium charges of €22 million at Wise.

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

To the extent our hedging transactions fix prices or exchange rates, if primary aluminium prices, energy costs or foreign exchange rates are below the fixed prices or rates established by our hedging transactions, then our income and cash flows will be lower than they otherwise would have been. Similarly, if we do not adequately hedge for prices and premiums (including the Midwest regional premium) of our aluminium and other raw materials, our financial results may also be negatively impacted. Further, with the exception of derivatives hedging forecasted cash flows on certain long-term aerospace contracts, we do not apply hedge accounting to our forwards, futures or option contracts. Unrealized gains and losses on our derivative financial instruments that do not qualify for hedge accounting are reported in our consolidated results of operations. The inclusion of such unrealized gains and losses in earnings may produce significant period-over-period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.

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

A deterioration in our financial position or a downgrade of our credit ratings could adversely affect our financing, limit access to the capital or credit markets or our liquidity facilities, or otherwise adversely affect the availability of other new financing on favorable terms or at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our borrowing costs, or otherwise impair our business, financial condition and results of operations.

While the terms of our other existing financing arrangements do not require us to maintain a specific credit rating, the commitments of the New Wise RPA Purchasers under the New Wise RPA are conditioned on, among other things, (i) Constellium’s corporate credit rating not having been withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s, and (ii) there not having occurred a material adverse change in the business condition, operations, or performance of Wise Alloys Funding II LLC (the “New Wise RPA Seller”), Wise Alloys, or Constellium Holdco II B.V. If Constellium’s corporate credit rating is withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s, or a material adverse change occurs in the business condition, operations or performance of the New Wise RPA Seller, Wise Alloys, or Constellium Holdco II B.V., a condition precedent to the obligation of the New Wise RPA Purchasers under the New Wise RPA to purchase receivables from the New Wise RPA Seller will not be satisfied, and all purchases under the New Wise RPA will become uncommitted. If the New Wise RPA is not extended, refinanced or replaced, Wise’s cash collections from customers will be on longer terms than currently funded through the New Wise RPA. As a result, Wise’s liquidity could meaningfully decrease, causing Wise to have insufficient liquidity to operate its business and service its indebtedness, unless another source of liquidity, which may include capital contributions from the ultimate parent Constellium N.V., is identified.

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

We have now and will continue to have a significant amount of indebtedness. As of December 31, 2016, we had total indebtedness of €2,468 million (of which €401 million consisted of the principal amount of the Senior Secured Notes issued on March 30, 2016, net of €12 million of issuance costs, €1,306 million of May 2014 Notes and December 2014 Notes, €635 million of debt of Wise and its direct or indirect subsidiaries (before giving effect to the redemption of the Wise Secured Notes), and the balance consisted of debt under the Ravenswood ABL Facility and other debt). Our level of indebtedness could adversely affect our operations. Among other things, our substantial indebtedness could:

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

Further, we have substantial pension and other post-employment benefit obligations, resulting in net liabilities of €735 million as of December 31, 2016. Certain of these obligations may, under applicable law or otherwise, be effectively senior to our obligations under the May 2014 Notes, the December 2014 Notes, the Senior Secured Notes and the February 2017 Notes. In particular, certain plant, property, and equipment of Constellium Rolled Products Ravenswood, LLC (“Ravenswood”) located at the Ravenswood, West Virginia facility are subject to a lien in favor of the Pension Benefit Guaranty Corporation (the “PBGC”) pursuant to a Settlement Agreement (the “PBGC Agreement”) dated January 26, 2001 between Ravenswood (formerly known as Pechiney Rolled Products, LLC) and the PBGC, and a related deed of trust, which secures Ravenswood’s obligations under the PBGC Agreement in a maximum amount of $35 million.

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

In addition, the Wise ABL Facility provides that if borrowing availability thereunder drops below a threshold amount equal to the greater of (a) 10% of the aggregate commitments under the Wise ABL Facility and (b) $20 million, Wise Alloys LLC will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0, calculated on a trailing 12-month basis until such time as borrowing availability has been at least equal to the greater of $20 million and 10% of the aggregate commitments under the Wise ABL Facility for 30 consecutive days.

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

Our indebtedness impacts our flexibility in operating our business and could have important consequences for our business and operations, including the following: (i) it may make us more vulnerable to downturns in our business or the economy; (ii) a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes; (iii) it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and (iv) it may adversely affect the terms under which suppliers provide goods and services to us. Our indebtedness materially increased following the Wise Acquisition. With increased indebtedness, we are more susceptible to the risks discussed above.

If we are unable to meet our debt service obligations, including our obligations under the May 2014 Notes, the December 2014 Notes, the Senior Secured Notes and the February 2017 Notes, and pay our expenses, we may be forced to reduce or delay business activities and capital expenditures (including, without limitation, our expected investments in BiW/ABS), sell assets, obtain additional debt or equity capital, restructure or refinance all or a portion of our debt before maturity or take other measures. Such measures may materially adversely affect our business. If these alternative measures are unsuccessful, we could default on our obligations, which could result in the acceleration of our outstanding debt obligations and could have a material adverse effect on our business, results of operations and financial condition.

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

Our success will depend, in part, on the efforts of our senior management and other key employees. These individuals, including our Chief Executive Officer and Executive Vice President and Chief Financial Officer, possess sales, marketing, engineering, technical, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers or other key employees, our ability to operate and expand our business, improve our operations, develop new products, and, as a result, our financial condition and results of operations, may be negatively affected. Moreover, the hiring of qualified individuals is highly competitive in our industry, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees.

If we fail to implement our business strategy, including our productivity improvement initiatives, our financial condition and results of operations could be materially adversely affected.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy, including investing in high-return opportunities in our core markets, focusing on higher-margin, technologically advanced products, differentiating our products, expanding our strategic relationships with customers in selected international regions, fixed-cost containment and cash management, and executing on our manufacturing productivity improvement programs. We cannot assure you that we will be able to successfully implement our business strategy or be able to continue improving our operating results.

Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, or general economic conditions (including slower or lower than expected growth and customer demand in North America for BiW/ABS aluminium rolled products). Any failure to successfully implement our business strategy could adversely affect our financial condition and results of operations. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time. Although we have undertaken and expect to continue to undertake productivity and manufacturing system and process transformation initiatives to improve performance, we cannot assure you that all of these initiatives will be completed or that any estimated cost savings from such activities will be fully realized. Even when we are able to generate new efficiencies in the short- to medium-term, we may not be able to continue to reduce costs and increase productivity over the long term.

The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries and a general regional or global economic downturn could negatively affect our financial condition and results of operations.

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

In particular, we derive a significant portion of our revenues from products sold to the aerospace industry, which is highly cyclical and tends to decline in response to overall declines in the general economy. The commercial aerospace industry is historically driven by the demand from commercial airlines for new aircraft. Demand for commercial aircraft is influenced by airline industry profitability, trends in airline passenger traffic, the condition of the United States and global economies and numerous other factors, including the effects of terrorism. A number of major airlines have undergone Chapter 11 bankruptcy or comparable insolvency proceedings and experienced financial strain from volatile fuel prices. The aerospace industry also suffered significantly in the wake of the events of September 11, 2001, resulting in a sharp decrease globally in new commercial aircraft deliveries and order cancellations or deferrals by the major airlines. Despite existing backlogs, continued financial uncertainty in the industry, inadequate liquidity of certain airline companies, production issues and delays in the launch of new aircraft programs at major aircraft manufacturers, stock variations in the supply chain, terrorist acts or the increased threat of terrorism may lead to reduced demand for new aircraft that utilize our products, which could materially adversely affect our financial position, results of operations and cash flows.

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

Customer demand in the aluminium industry is also affected by holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with the lowest volumes typically occurring in August and December and highest volumes occurring in January to June. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer season, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. Therefore, our quarterly financial results could fluctuate as a result of climatic or other seasonal changes, and a prolonged period of unusually cool summers in different regions in which we conduct our business could have a negative effect on our financial position, results of operations and cash flows.

A higher consumer focus on obesity and other health concerns may lead to a tax upon and/or otherwise reduce customer demand in our can end-market, which could reduce demand for our products and negatively affect our financial condition and results of operations.

Consumers, public health officials and government officials are becoming increasingly concerned about the public health consequences associated with obesity, particularly among young people. In addition, some researchers, health advocates and dietary guidelines are encouraging consumers to reduce consumption of certain types of beverages, especially sugar-sweetened beverages, which include some of the beverages in which our aluminium packaging is used. Increasing public concern about these issues and possible new taxes on and governmental regulations related to these beverages may reduce demand for these beverages, which could adversely affect the demand for our products. Any reduction in the demand for our products could have a material adverse effect on our business, financial condition and results of operations.

Our production capacity might not be able to meet growing market demand or changing market conditions.

We may be unable to meet market demand due to production capacity constraints or operational challenges. Meeting such demand may require us to make substantial capital investments to repair, maintain, upgrade, and expand our facilities and equipment. Notwithstanding our ongoing plans and investments to increase our capacity, we may not be able to expand our production capacity quickly enough in response to changing market conditions, and there can be no assurance that our production capacity will be able to meet our obligations and the growing market demand for our products. If we are unable to adequately expand our production capacity, we may be unable to take advantage of improved market conditions and increased demand for our products. We may also experience loss of market share, operational difficulties, increased costs, penalties for late delivery, reduction in demand for our products, and our reputation with our customers may be harmed, resulting in loss of business and a negative impact on our financial performance.

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

Reductions in demand for our products may be more severe than, and may occur prior to, reductions in demand for our customers’ products.

Customers purchasing our products, such as those in the cyclical aerospace industry, generally require significant lead time in the production of their own products. Therefore, demand for our products may increase prior to demand for our customers’ products. Conversely, demand for our products may decrease as our customers anticipate a downturn in their respective businesses. As demand for our customers’ products begins to soften, our customers could meet the reduced demand for their products using their existing inventory without replenishing the inventory, which would result in a reduction in demand for our products greater than the reduction in demand for their products. Further, the reduction in demand for our products can be exacerbated if inventory levels held by our customers exceed normal levels and our customers can utilize existing inventory for their own production requirements. This amplified reduction in demand for our products while our customers consume their inventory to meet their business needs (destocking) may adversely affect our financial position, results of operations and cash flows.

Our joint venture with UACJ in BiW/ABS products in the United States may not generate the expected returns and we may be unable to execute on our strategy with respect to the joint venture.

We have a joint venture with UACJ Corporation (“UAJC”) to produce automotive BiW/ABS sheet in the Unites States and establish a leadership position in the growing North American BiW/ABS market. In 2016, we expanded the scope of our joint venture agreement to include investment in two additional 100 kt finishing lines, to be funded 51% by Constellium and 49% by Tri-Arrows Aluminum Holdings, a U.S. affiliate of UACJ. We cannot assure you that we will be able to successfully implement the planned expansion or our business strategy with respect to our joint venture with UACJ. Any inability to execute on the expansion or our strategy with respect to the joint venture could materially reduce our expected earnings and could adversely affect our operations overall.

The joint venture’s automotive (CALP) line is currently undergoing an extensive qualification process for original equipment manufacturer (“OEM”) products. Any significant delays incurred during this qualification process, which would jeopardize the start of production of OEM customer products, would be detrimental to the financial performance of our joint venture and would negatively impact our North American BiW/ABS strategy and our anticipated return on investments.

In addition, we believe joint ventures generally involve special risks. Whether or not we hold a majority interest or maintain operational control in a joint venture, our partners may have economic or business interests or goals that may be inconsistent with our interests or goals. Further, an important element in the success of any joint venture is a constructive relationship between the members of that joint venture. If there were to be a change in ownership, a change of control, a change in management or management philosophy, a change in business strategy or another event with respect to UACJ or its affiliates who are involved in our joint venture, the joint venture and the relationship between the joint venture members, as well as our financial results and operations, could be materially adversely affected.

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

Some of our information systems are nearing obsolescence, in that the software versions they are developed on are no longer fully supported or kept up-to-date by the original vendors. While day-to-day operations are not at risk, major new requirements (e.g., in legal or payroll) might require manual workarounds if the current software versions do not support those new functionalities. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our information systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses. As cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures or to investigate and remediate any information security vulnerabilities.

The process of upgrading our information technology infrastructure may disrupt our operations.

We have performed an evaluation of our information technology systems and requirements and have implemented or plan to implement upgrades to our information technology systems that support our business. These upgrades involve replacing legacy systems with state-of-the-art systems, making changes to legacy systems or acquiring new systems with new functionality. There are inherent risks associated with replacing, changing or acquiring new systems, including accurately capturing data and system disruptions. We may experience operational problems with our information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by our failure to successfully upgrade our systems could cause information losses, including data related to customer orders. Such a disruption could adversely impact our business, financial condition or results of operations.

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

We recorded restructuring charges of €5 million for the year ended December 31, 2016, €8 million for the year ended December 31, 2015 and €12 million for the year ended December 31, 2014. Restructuring costs in 2016, 2015, and 2014 were primarily related to corporate and production sites’ restructuring operations. We may pursue additional restructuring activities in the future, which could result in significant severance-related costs, restructuring charges and related costs and expenses, including resulting labor disputes, which could materially adversely affect our profitability and cash flows.

Ongoing uncertainty in or deterioration of the global economy due to political, regulatory or other developments may adversely affect our operating results.

Our headquarters are in the European Union, and we maintain a significant presence in various European markets and the United States through our operating subsidiaries, including significant sales to customers in both Europe and the United States. If global economic and market conditions, or economic, political and financial market conditions in Europe, the United States or other key markets, remain uncertain or deteriorate, our customers may respond by suspending, delaying or reducing their capital expenditures, which may adversely affect our sales, cash flows and results of operations. For example, in June 2016, the United Kingdom held a non-binding advisory referendum in which voters voted for the United Kingdom to exit the European Union (“Brexit”), the outcome of which continues to be under review. In November 2016, the United States elected a new president. These, and other political or geographical events could result in changes in trade policy, taxes, market volatility or currency exchange rate fluctuations, and resulting uncertainty in the economy and markets could cause our customers and potential customers to delay or reduce spending on our products or services. Any of these effects, could negatively impact our business, results of operations and financial condition.

Our business involves significant activity in Europe, and adverse conditions and disruptions in European economies could have a material adverse effect on our operations or financial performance.

A material portion of our sales are generated by customers located in Europe. The financial markets remain concerned about the ability of certain European countries to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence has led to rescue measures by Eurozone countries and the International Monetary Fund. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. In addition, the actions required to be taken by those countries as a condition to rescue packages, and by other countries to mitigate similar developments in their economies, have resulted in increased political discord within and among Eurozone countries. The interdependencies among European economies and financial institutions have also exacerbated concern regarding the stability of European financial markets generally. These concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the euro currency entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could materially adversely affect the value of the our euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and globally could have a material adverse impact on the capital markets generally. Persistent disruptions in the European financial markets, the overall stability of the euro and the suitability of the euro as a single currency or the failure of a significant European financial institution, could have a material adverse impact on our operations or financial performance.

In addition, the outcome of Brexit as well as upcoming elections in France and Germany in 2017 could have implications on economic conditions globally as a result of changes in policy direction which may in turn influence the economic outlook for the European Union and its key trading partners. There can be no assurance that the actions we have taken or may take in response to global economic conditions more generally may be sufficient to counter any continuation or reoccurrence of the downturn or disruptions. A significant global economic downturn or disruptions in the financial markets would have a material adverse effect on our financial position, results of operations and cash flows.

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

We have operations primarily in the United States, Germany, France, Slovakia, Switzerland, the Czech Republic and China and primarily sell our products across Europe, Asia and North America. We also continue to explore opportunities to expand our international operations. Our operations generally are subject to financial, political, economic and business risks in connection with our global operations, including:

•	changes in international governmental regulations, trade restrictions and laws, including those relating to taxes, employment and repatriation of earnings;

•	currency exchange rate fluctuations;

•	tariffs and other trade barriers (including changes as a result of the 2016 U.S. presidential election);

•	the potential for nationalization of enterprises or government policies favoring local production;

•	renegotiation or nullification of existing agreements;

•	interest rate fluctuations;

•	high rates of inflation;

•	currency restrictions and limitations on repatriation of profits;

•	differing protections for intellectual property and enforcement thereof;

•	divergent environmental laws and regulations; and

•	political, economic and social instability.

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

Our fabrication process is subject to regulations that may hinder our ability to manufacture our products. Some of the chemicals we use on our fabrication processes are subject to government regulation, such as “Registration, Evaluation, Authorisation, and Restriction of Chemical substances (“REACH”)” in the EU. Under REACH, we are required to register some of our products with the European Chemicals Agency, and this process could cause significant delays or costs. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance, and we may lose customers or revenue as a result. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance. To the extent that other nations in which we operate also require chemical registration, potential delays similar to those in Europe may delay our entry into these markets. Any failure to obtain or delay in obtaining regulatory approvals for chemical products used in our facilities could have a material adverse effect on our business, financial condition and results of operations.

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

Most of our pension obligations relate to funded defined benefit pension plans for our employees in the United States and Switzerland, unfunded pension benefits in France and Germany, and lump sum indemnities payable to our employees in France and Germany upon retirement or termination. Our pension plan assets consist primarily of funds invested in listed stocks and bonds. Our estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate a number of assumptions, including interest rates used to discount future benefits. Our liquidity or shareholders’ equity in a particular period could be materially adversely affected by capital market returns that are less than their assumed long-term rate of return or a decline in the rate used to discount future benefits. If the assets of our pension plans do not achieve assumed investment returns for any period, such deficiency could result in one or more charges against shareholders’ equity for that period. In addition, changing economic conditions, poor pension investment returns or other factors may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.

We also participate in various “multi-employer” pension plans in one of our facilities in the United States administered by labor unions representing some of our employees. Our withdrawal liability for any multi-employer plan would depend on the extent of the plan’s funding of vested benefits. In the ordinary course of our renegotiation of collective bargaining agreements with labor unions that maintain these plans, we could decide to discontinue participation in a plan, and in that event we could face a withdrawal liability. We could also be treated as withdrawing from participation in one of these plans if the number of our employees participating in these plans is reduced to a certain degree over certain periods of time. Such reductions in the number of our employees participating in these plans could occur as a result of changes in our business operations, such as facility closures or consolidations. Any withdrawal liability could have an adverse effect on our results of operations.

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

Current liabilities under, as well as the cost of compliance with, environmental, health and safety (“EHS”) laws could increase our operating costs and negatively affect our financial condition and results of operations.

Our operations are subject to federal, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. At December 31, 2016, we had close-down and environmental restoration costs provisions of €88 million. Future environmental regulations or more aggressive enforcement of existing regulations could impose stricter compliance requirements on us and on the industries in which we operate. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance. Additionally, evolving regulatory standards and expectations can result in increased litigation and/or increased costs. There are also no assurances that newly discovered conditions, or new or more aggressive enforcement of applicable environmental requirements, or any failure by counterparties to perform indemnification obligations, will not have a material adverse effect on our business.

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

We may from time to time be involved in, or be the subject of, disputes, proceedings and investigations with respect to a variety of matters, including matters related to personal injury, intellectual property, employees, taxes, contracts, anti-competitive or anti-corruption practices as well as other disputes and proceedings that arise in the ordinary course of business. It could be costly to address these claims or any investigations involving them, whether meritorious or not, and legal proceedings and investigations could divert management’s attention as well as operational resources, negatively affecting our financial position, results of operations and cash flows. Additionally, as with the environmental laws and regulations, other laws and regulations which govern our business are subject to change at any time. Compliance with changes to existing laws and regulations could have a material adverse effect on our financial position, results of operations and cash flows.

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

Because of the heavy industrial activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by national, state and local agencies responsible for employee health and safety, which has from time to time levied fines against us for certain isolated incidents. While such fines have not been material and we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee injury or death that may occur in the future, and any such incidents may materially adversely impact our reputation.

The insurance level that we maintain may not fully cover all potential exposures.

We maintain property, casualty and workers’ compensation insurance in accordance with market practice, but such insurance may not fully cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including, but not limited to, liabilities for breach of contract, environmental compliance or remediation. In addition, from time to time and depending on market conditions, various types of insurance coverage for companies in our industry may not be available on commercially acceptable terms or, in some cases, may not be available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Increases or decreases in income tax rates, changes in income tax laws, additional income tax liabilities due to unfavorable resolution of tax audits and challenges to our tax position could have a material adverse impact on our financial results.

We operate in multiple tax jurisdictions and are filing our tax returns in compliance with the tax laws and regulations of these jurisdictions. Various factors determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws and regulations in any given jurisdiction or global- and EU-based initiatives such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-operation and Development and the EU Anti Tax Avoidance Directive (EU/2016/1164) that aim, among other things, to address tax avoidance by multinational companies, changes in geographical allocation of income and expense, our ability to use net operating loss and other tax attributes, and our evaluation of our deferred tax assets that requires significant judgment. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.

In addition, due to the size and nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to positions we assert on our income tax and withholding tax returns. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws and regulations, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities and courts view certain issues. Such amounts are included in income taxes payable, other non-current liabilities or deferred income tax liabilities, as appropriate, and updated over time as more information becomes available or on the basis of the lapse of the statute of limitation. We record additional tax expense or reduce tax expenses in the period in which we determine that the recorded tax liability is less than or in excess of the ultimate assessment we expect. We are currently subject to audit and review in a number of jurisdictions in which we operate, and further audits may commence in the future.

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

As a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE, including the NYSE requirements that (i) a majority of the board of directors consists of independent directors; (ii) the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Foreign private issuers are also exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to file quarterly reports on Form 10-Q and to distribute a proxy statement pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) Section 14 in connection with the solicitation of proxies for shareholder meetings.

We rely on the exemptions for foreign private issuers and follow Dutch corporate governance practices in lieu of some of the NYSE corporate governance rules specified above. We currently rely on exemptions from the requirements set out in clauses (i), (ii) and (iii) above, but in the future, we may change what home country corporate governance practices we follow, and, accordingly, which exemptions we rely on from the NYSE requirements. So long as we qualify as a foreign private issuer, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer could be significantly more than costs we incur as a foreign private issuer.

If we were not a foreign private issuer, we would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (the “SEC”), including proxy statements pursuant to Section 14 of the Exchange Act. These SEC disclosure requirements are more detailed and extensive than the forms available to a foreign private issuer. Furthermore, if we were not a foreign private issuer, we would be required to meet such filing requirements on a more abbreviated timetable than is applicable to our current filings with the SEC. In addition, our directors, officers and 10% owners would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act. We could also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs.

In addition, we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements that are available to foreign private issuers. In particular, within six months of losing our foreign private issuer status we would be required to have a majority of independent directors and a nominating/governance committee and a compensation committee composed entirely of independent directors, unless other exemptions are available under the NYSE rules. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business and financial results.

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

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. In addition, the sale of our ordinary shares by our officers and directors in the public market, or the perception that such sales may occur, could cause the market price of our ordinary shares to decline. Prior to the completion of our IPO, we amended our memorandum and articles of association (the “Amended and Restated Articles of Association”) to provide authorization to issue up to 400,000,000 Class A ordinary shares. Since August 18, 2015, the date of our effective Amended and Restated Articles of Association, our authorized capital amounts to €8,000,000 and is divided into 400,000,000 Class A ordinary shares. A total of 105,581,673 Class A ordinary shares are outstanding as of December 31, 2016. We may issue ordinary shares or other securities from time to time as consideration for, or to finance, future acquisitions and investments or for other capital needs. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our ordinary shares. If any such acquisition or investment is significant, the number of ordinary shares or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial and may result in additional dilution to our shareholders. We may also grant registration rights covering ordinary shares or other securities that we may issue in connection with any such acquisitions and investments.

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

In addition, because certain of our products may have applications in the defense sector, we may be subject to rules and regulations in France and other jurisdictions that could impede or discourage a takeover or other change in control of Constellium or its subsidiaries. In particular, Constellium supplies aluminium alloy products, such as plates, sheets, profiles, tubes and castings, and related services and research and development (“R&D”) activities in connection with aerospace and defense programs in France. As a result, a controlling investment in Constellium or certain of its French subsidiaries, or the purchase of assets constituting a business that produces products or provides services with applications in the defense sector, by a company or individual that is considered to be foreign or non-resident in France may be subject to the French Monetary and Financial Code, which requires prior authorization of the French Ministry of Economy.

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

Although shareholders have the right to approve legal mergers or demergers, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a domestic legal merger or demerger of a company. In addition, if a third party is liable to a Dutch company, under Dutch law shareholders generally do not have the right to bring an action on behalf of the company or to bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their stock. Only in the event that the cause of liability of such third party to the company also constitutes a tortious act directly against such stockholder and the damages sustained are permanent, may that stockholder have an individual right of action against such third party on its own behalf to recover damages. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective, as stated in its articles of association, is to protect the rights of persons having similar interests, may institute a collective action. The collective action cannot result in an order for payment of monetary damages but may result in a declaratory judgment (verklaring voor recht), for example, declaring that a party has acted wrongfully or has breached a fiduciary duty. The foundation or association and the defendant are permitted to reach (often on the basis of such declaratory judgment) a settlement that provides for monetary compensation for damages. A designated Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party, within the period set by the court, may also individually institute a civil claim for damages if such injured party is not bound by a collective agreement.

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

We are incorporated under the laws of the Netherlands and substantial portions of our assets are located outside the United States. In addition, certain directors, officers and experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the

Netherlands unless the underlying claim is re-litigated before a Dutch court. However, under current practice, the courts of the Netherlands may be expected to render a judgment in accordance with the judgment of the relevant U.S. court, provided that such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction on the basis of internationally accepted grounds of jurisdictions, (ii) has not been rendered in violation of elementary principles of fair trial, (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Netherlands court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is not capable of being recognized in the Netherlands. It is uncertain whether this practice extends to default judgments as well.

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

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We may have limited research coverage by securities and industry analysts. If no significant securities or industry analysts cover our company, the trading price for our shares could be negatively affected. In the event that one or more of the analysts who cover us downgrade our stock, our share price could decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our shares could decrease, which could cause our stock price or trading volume to decline.

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

If we were to be classified as a PFIC in any taxable year, U.S. Holders (as defined in “Item 10. Additional Information—E. Material U.S. Federal Income Tax Consequences”) generally would be subject to special tax rules that could result in materially adverse U.S. federal income tax consequences. Further, investors should assume that a “qualified electing fund” election, which, if made, could serve as an alternative to the general PFIC rules and could reduce any adverse consequences to U.S. Holders if we were to be classified as a PFIC, will not be available because we do not intend to provide U.S. Holders with the information needed to make such an election. A mark-to-market election may be available, however, if our ordinary shares are regularly traded. For more information, see “Item 10. Additional Information—E. Taxation Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Consequences” and consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, owning or disposing of our ordinary shares if we are or become classified as a PFIC.

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

The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands, and our telephone number is +31 20 654 97 80. The address for our agent for service of process in the United States is Corporation Service Company, 80 State Street, Albany, New York 12207-2543, and its telephone number is (518) 433-4740.

B.	Business Overview

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. We have a strategic footprint of manufacturing facilities located in North America, Europe and China. Our business model is to add value by converting aluminium into semi-fabricated products. We believe that we are the supplier of choice to numerous blue-chip customers for many value-added products with performance-critical applications. Our product portfolio commands higher margins as compared to less differentiated, more commoditized fabricated aluminium products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

As of December 31, 2016, we operated 22 production facilities, including a new facility operated by our joint venture with UACJ Corporation in Bowling Green, Kentucky, USA, we had nine administrative and commercial sites, one R&D center in Europe with a hub in the U.S., and one university technology center. The Company had approximately 11,000 employees as of December 31, 2016. In addition, we are building new facilities in Bartow County, Georgia, USA and San Luis Potosí, Mexico, in response to growing demand for automotive structures in North America. We believe our portfolio of flexible and integrated facilities is among the most technologically advanced in the industry. It is our view that our established presence in North America and Europe and our presence in China combined with more than 50 years of manufacturing experience, quality and innovation, strategically position us to be a leading supplier to our global customer base.

We seek to sell to end-markets that have attractive characteristics for aluminium, including (i) higher margin products, (ii) stability through economic cycles, and (iii) favorable growth fundamentals supported by substitution trends in European can sheet and automotive as well as order backlogs in aerospace products. As of 2016, we are a leading European and North American supplier of can body stock, the leading global supplier of aluminium aerospace plates, and believe that we are one of the largest providers of aluminium auto crash management systems globally. Our unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our customer base includes market leading firms in packaging, aerospace, and automotive, such as Rexam PLC/Ball Corporation (“Rexam/Ball”),1 Anheuser-Busch InBev (“AB InBev”), Crown Holdings, Inc., Airbus, Boeing, and several premium automotive original equipment manufacturers (“OEMs”), including BMW AG, Daimler AG and Ford Motor Company (“Ford”). Excluding Muscle Shoals, where the customer base has undergone a strategic shift since 2010, the length of our relationships with our most significant customers averages 25 years, and in some cases reaches as many as 40 years, particularly with our packaging and aerospace customers. Generally, we have three to five year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and three to seven year terms in our “life of a car platform/car model” contracts with our automotive customers. We believe that we are a crucial supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers. We believe that this integrated collaboration with our customers for high value-added products reduces substitution risk and creates a competitive advantage.

Our business also features relatively countercyclical cash flows. During an economic downturn, lower demand causes our sales volumes to decrease, which results in a corresponding reduction in our inventory levels, a reduction in our working capital requirements and a positive impact on our operating cash flows. Further, we may moderate our capital expenditures. We believe that this helps to drive robust free cash flow across cycles and provides significant downside protection for our liquidity position in the event of a downturn.

For the years ended December 31, 2016, 2015 and 2014, we shipped approximately 1,470kt, 1,478kt and 1,062kt of finished products, generated revenues of €4,743 million, €5,153 million and €3,666 million, generated net loss of €4 million, net loss of €552 million, net income of €54 million, and generated Adjusted EBITDA of €377 million, €343 million and €275 million, respectively. The financial performance for the year ended December 31, 2016 represented a 1% decrease in shipments, an 8% decrease in revenues and a 10% increase in Adjusted EBITDA from the prior year. Please see the reconciliation of Adjusted EBITDA in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Our objective is to expand our leading position as a supplier of high value-added, technologically advanced products in which we believe that we have a competitive advantage through the following business strategies:

•	Continue to target investment in high-return opportunities in our core markets (automotive, aerospace and packaging), with the goal of driving growth and profitability.

•	Focus on higher-margin, technologically advanced products that facilitate long-term relationships as a crucial supplier to our customers.

•	Continue to differentiate our products, with the goal of maintaining our leading market positions and remaining a supplier of choice to our customers.

•	Support our customer base globally.

•	Deliver superior operational performance through manufacturing excellence.

[1]	Ball completed acquisition of Rexam PLC in June 2016.

Recent Developments

On February 16, 2017, the Company completed a private offering of $650 million in aggregate principal amount of senior unsecured notes (the “February 2017 Notes”), as set forth in greater detail under “Item 8. Financial Information—B. Significant Changes.” Constellium used the proceeds from the offering of the February 2017 Notes and cash on hand to cause, Wise Metals Group LLC (“Wise Metals Group”) and Wise Alloys Finance Corporation, each a subsidiary of the Company, to repurchase or redeem all of the outstanding Wise Senior Secured Notes (as defined below). In connection with the offering of the February 2017 Notes, Wise Metals Group, along with other parties to its revolving credit facility, entered into an amendment to such facility to extend the maturity date, among other changes. See “Item 8. Financial Information—B. Significant Changes” for a complete discussion of these recent developments.

Table: Overview of Operating Segments (as of December 31, 2016)

	Packaging & Automotive Rolled Products	Aerospace & Transportation	Automotive Structures & Industry
Manufacturing Sites[2]	• 4 (France, Germany, United States)	• 6 (France, United States, Switzerland)	• 14 (France, Germany, Switzerland, Czech Republic, Slovakia, North America, China)

Employees (as of December 31, 2016)	• 3,388	• 3,606	• 3,310

Key Products	• Can Body Stock • Can End Stock • Closure Stock • Auto Body Sheet[3] • Heat Exchangers • Specialty reflective sheet (Bright)	• Aerospace plates, sheets and extrusions • Aerospace wing skins • Plates for general engineering • Sheets for transportation applications	• Extruded products including: • Soft alloys • Hard alloys • Large profiles • Automotive structures based on extruded products

Key Customers	• Packaging: AB InBev, Rexam/Ball, Can-Pack, Crown, Amcor, Ardagh Group, Coke • Automotive: Daimler AG, Audi, Volkswagen, Valeo, PSA Group	• Aerospace: Airbus, Boeing, Bombardier, Dassault, Embraer • Transportation, Industry, Defense and Distribution: Ryerson, ThyssenKrupp, Amari, Champagne Metals	• Automotive: Audi, BMW AG, Daimler AG, Porsche, General Motors, Ford, Benteler, PSA Group, Chrysler, Fiat, JLR • Rail: Stadler, CAF

[2]	The total of 24 sites represents 22 facilities among which two of them are shared between two operating segments.
[3]	In this document Auto Body Sheet and Body-in-White are used interchangeably.

	Packaging & Automotive Rolled Products	Aerospace & Transportation	Automotive Structures & Industry

Key Facilities	• Neuf-Brisach (France) • Singen (Germany) • Muscle Shoals (Alabama, USA) • Bowling Green (Kentucky, USA)[4]	• Ravenswood (West Virginia, USA) • Issoire (France) • Sierre (Switzerland)	• Děčín (Czech Republic) • Singen/Gottmadingen (Germany) • Van Buren (Michigan, USA)

Our Operating Segments

Our business is organized into three operating segments: (i) Packaging & Automotive Rolled Products, (ii) Aerospace & Transportation, and (iii) Automotive Structures & Industry.

Operating Segment	Main Product Category	Description
Packaging & Automotive Rolled Products	Rolled Products	Includes the production of rolled aluminium products in our European and North American facilities. We supply the packaging market with can stock and closure stock for the beverage and food industry, as well as foil stock for the flexible packaging market. In addition, we supply the automotive market with a number of technically sophisticated applications such as automotive body sheet and heat exchangers. We also fabricate sheet and coils for the building and construction markets.

Aerospace & Transportation	Rolled Products	Includes the production of rolled aluminium products (and very limited volumes of extruded products) for the aerospace market, as well as rolled products for transport, industry and defense end-uses. We produce aluminium plate, sheet and fabricated products in our European and North American facilities. Substantially all of these aluminium products are manufactured to specific customer requirements using direct-chill ingot cast technologies that allow us to use and offer a variety of alloys and products.

Automotive Structures & Industry	Extrusions and Structures	Includes the production of technologically advanced structures for the automotive industry including crash-management systems, body structures and side impact beams in Germany, North America and China. In addition, we fabricate hard and soft aluminium alloy extruded profiles in Germany, France, Switzerland, the Czech Republic and Slovakia. Our extruded products are targeted at high demand end-uses in the automotive, engineering, building and construction and other transportation markets (rail and shipbuilding).

[4]	Joint venture with UACJ Corporation, 51% owned by Constellium and accounted for under the equity method.

The following charts present our revenues by operating segment and geography for the 12 months ended December 31, 2016:

Revenues per operating segment[1]	Revenues per geographic zone[2]

[1]	Holdings & Corporate not included.
[2]	Revenue by geographic zone is based on the destination of the shipment.

Packaging & Automotive Rolled Products Operating Segments

In our Packaging & Automotive Rolled Products operating segment, we produce and develop customized aluminium sheet and coil solutions. Approximately 85% of operating segment volume for the year ended December 31, 2016 was in packaging rolled products, which primarily include beverage and food can stock as well as closure stock and foil stock. The remaining 15% of operating segment volume for that period was in automotive and specialty and other thin-rolled products, which include technologically advanced products for the automotive and industrial sectors. Our Packaging & Automotive Rolled Products operating segment accounted for approximately 52% of revenues and 53%5 of Adjusted EBITDA for the year ended December 31, 2016.

As of December 2016, we are a leading European and North American supplier of can body stock and the leading worldwide supplier of closure stock. We are also a major European player in automotive rolled products for Auto Body Sheet (e.g., closure panels of a car), and heat exchangers. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive firms and global industrial companies. Our customer base includes Rexam/Ball Corporation, AB InBev, VW Group, Daimler AG, PSA Group, Can-Pack S.A., Crown Holdings, Inc., Alanod GmbH & Co. KG, Ardagh Group S.A., Amcor Ltd. and ThyssenKrupp AG. Our packaging contracts have usually a duration of three to five years. Our automotive contracts are usually valid for the lifetime of a model, which is typically six to seven years.

We have two integrated rolling operations located in Europe’s industrial heartland and one integrated rolling operation in Muscle Shoals, Alabama. Neuf-Brisach, our facility on the border of France and Germany, is, in our view, a uniquely integrated aluminium recycling, rolling and finishing facility. Singen, located in Germany, is specialized in high-margin niche applications and has an integrated hot/cold rolling line and high-grade cold mills with special surfaces capabilities that facilitate unique metallurgy and lower production costs. We believe Singen has enhanced our reputation in many product areas, most notably in the area of functional high-gloss surfaces for the automotive, lighting, solar and cosmetic industries, other decorative applications, closure stock, paintstock and foilstock. Muscle Shoals is a highly focused factory mostly dedicated to UBC recycling and can

[5]	The difference between the sum of Adjusted EBITDA for our three segments and the Group Adjusted EBITDA is attributable to amounts for Holdings and Corporate.

stock rolling. With the benefit of our Transform investment program, the plant is expected to be capable of producing high-quality Auto Body Sheet cold coils.

Our Packaging & Automotive Rolled Products operating segment has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability. According to CRU International Limited (“CRU”), during the 2008-2009 economic crisis, can stock volumes decreased by 10% in 2009 versus 2007 levels as compared to a 24% decline for flat rolled aluminium products volumes in aggregate during the same period in Europe and by 5% in 2009 versus 2006 as compared to a more than 40% decrease for flat rolled aluminium products volumes in North America. This demonstrates that demand for beverage cans tends to be less correlated with general economic cycles. In addition, we believe European can body stock has an attractive long-term growth outlook due to the following trends: (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) increasing use of aluminium in can body stock in the European market, at the expense of steel, and (iv) increasing consumption in Eastern Europe linked to purchasing power growth. The U.S. can body stock market on the other hand has seen gradual declines in volumes over the last ten years, mostly due to the decline in carbonated soft drinks consumption, but has recently stabilized. Analysts expect that the growth in Aluminium Auto Body Sheet will change the dynamic in the market, with capacity being shifted from can body stock to Auto Body Sheet. As a result, CRU expects that by the latter part of this decade, can stock conversion fees could increase, and even a step change upward may be possible.

The following table summarizes our volume, revenues and Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2016	2015	2014
Packaging & Automotive Rolled Products:
Segment Revenues	2,482	2,742	1,568
Segment Shipments (kt)	1,013	1,035	620
Segment Revenues (€/ton)	2,450	2,649	2,529
Segment Adjusted EBITDA(1)	201	183	118
Segment Adjusted EBITDA(€/ton)	199	176	190
Segment Adjusted EBITDA margin	8%	7%	8%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Aerospace & Transportation Operating Segment

Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminium and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and precision casting products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. The Aerospace & Transportation operating segment accounted for approximately 27% of our revenues and 27%6 of Adjusted EBITDA for the year ended December 31, 2016.

[6]	The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

In 2016, six of our manufacturing facilities produce products that were sold via our Aerospace & Transportation operating segment. Our aerospace plate manufacturing facilities in Ravenswood (West Virginia, United States), Issoire (France) and Sierre (Switzerland) offer the full spectrum of plate required by the aerospace industries (alloys, temper, dimensions, pre-machined) and have unique capabilities such as producing some wide and very high gauge plates required for some aerospace programs (civil and commercial).

Downstream aluminium products for the aerospace market require relatively high levels of R&D investment and advanced technological capabilities, and therefore tend to command higher margins compared to more commoditized products. We work in close collaboration with our customers to develop highly engineered solutions to fulfill their specific requirements. For example, we developed Airware®, a lightweight specialty aluminium-lithium alloy, for our aerospace customers to address increasing demand for lighter and more environmentally friendly aircraft.

Aerospace products are typically subject to long development and supply lead times and the majority of our contracts with our largest aerospace customers have a term of five years or longer, which provides excellent volume and profitability visibility. In addition, demand for our aerospace products typically correlates directly with aircraft backlogs and build rates. As of December 2016, the backlog reported by Airbus and Boeing for commercial aircraft reached 12,589 units on a combined basis, representing approximately 8 to 9 years of production at current build rates.

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

The following table summarizes our volume, revenues and Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2016	2015	2014
Aerospace & Transportation:
Segment Revenues	1,279	1,348	1,192
Segment Shipments (kt)	243	231	238
Segment Revenues (€/ton)	5,263	5,835	5,008
Segment Adjusted EBITDA(1)	103	103	91
Segment Adjusted EBITDA(€/ton)	425	445	380
Segment Adjusted EBITDA margin	8%	8%	8%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Automotive Structures & Industry Operating Segment

Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems, body structures and side impact beams and (ii) soft and hard alloy extrusions for automotive, road, energy and building and large profiles for rail and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry operating segment accounted for approximately 21% of revenues and 27%7 of Adjusted EBITDA for the year ended December 31, 2016.

We believe that we are one of the largest providers of aluminium automotive crash management systems globally and a leading supplier of hard alloys for the automotive market and of large structural profiles for rail, industrial and other transportation markets in Europe. We manufacture automotive structural products for some of the largest European and North American car manufacturers supplying a global market, including Daimler AG, BMW AG, VW Group, Chrysler Group LLC and Ford. We also have a strong presence in soft alloys in France and Germany, with customized solutions for a diversity of end-markets. We are operating a joint venture, Astrex Inc., which is producing automotive extruded profiles in Ontario, Canada, for our North American operations and a joint venture, Engley Automotive Structures Co., Ltd., which is currently producing aluminium crash-management systems in China.

In July 2016, we announced our intention to open a new manufacturing facility in Mexico to produce aluminium automotive structural components. This plant, located in San Luis Potosí, will allow Constellium to respond to increasing demand for lightweight, high-strength aluminium Crash Management Systems and automotive structures for the expanding auto industry in Mexico. We plan to invest approximately $10 million in the 5,000 sq m facility, which may be expanded to 13,000 sq m in the future to adapt to customers’ supply needs. The facility is expected to start production in 2018.

The San Luis Potosí plant will complement our growing footprint in North America for the fast expanding market of automotive structures. Last year, we announced we were building a new manufacturing facility for automotive structures in Bartow County, GA, which is expected to start production later in 2017.

During 2016, we continued the product offering of the new generation of aluminium high-strength alloys for crash management systems and extruded structural parts for automotive structures and chassis components. The new-generation crash management systems combine the properties of the 6xxx aluminium alloy family—formability, corrosion resistance, energy absorption, recyclability—with high-strength mechanical performance.

Fourteen of our manufacturing and engineering facilities, located in Germany, North America, the Czech Republic, Slovakia, France, Switzerland and China, produce products sold in our Automotive Structures & Industry operating segment. We believe our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic both provide security of metal supply and contribute to our recycling efforts.

[7]	The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

The following table summarizes our volume, revenues and Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2016	2015	2014
Automotive Structures & Industry:
Segment Revenues	993	1,034	875
Segment Shipments (kt)	217	212	208
Segment Revenues (€/ton)	4,576	4,877	4,207
Segment Adjusted EBITDA(1)	102	80	73
Segment Adjusted EBITDA(€/ton)	471	380	351
Segment Adjusted EBITDA margin	10%	8%	8%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

For information on the seasonality of our business, see “Item 5. Operating and Financial Review and Prospects—Key Factors Influencing Constellium’s Financial Conditions and Results of Operations—Seasonality.”

Our Industry

Aluminium Sector Value Chain

The global aluminium industry consists of (i) mining companies that produce bauxite, the ore from which aluminium is ultimately derived, (ii) primary aluminium producers that refine bauxite into alumina and smelt alumina into aluminium, (iii) aluminium semi-fabricated products manufacturers, including aluminium casters, extruders and rollers, (iv) aluminium recyclers and remelters and (v) integrated companies that are present across multiple stages of the aluminium production chain.

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

Rolled and extruded aluminium product prices are based generally on the price of metal plus a conversion fee (i.e., the cost incurred to convert the aluminium into a semi-finished product). The price of aluminium is not a significant driver of our financial performance, in contrast to the more direct relationship of the price of aluminium to the financial performance of primary aluminium producers. Instead, the financial performance of producers of rolled and extruded aluminium products, such as Constellium, is driven by the dynamics in the end-markets that they serve, their relative positioning in those markets and the efficiency of their industrial operations.

There are two main sources of input metal for aluminium rolled or extruded products:

•	Primary aluminium, which is primarily in the form of standard ingot.

•	Recycled aluminium, which comes either from scrap from fabrication processes, known as recycled process material, or from recycled end products in their end of life phase, such as used beverage cans.

Whether primary or recycled, the aluminium is then alloyed and cast into shapes such as:

•	Sheet ingot or rolling slab.

•	Extrusion billets.

We buy various types of metal, including primary metal from smelters in the form of ingots, rolling slabs or extrusion billets, remelted metal from external casthouses (in addition to our own casthouses) in the form of rolling slabs or extrusion billets, production scrap from our customers, and end of life scrap.

Primary aluminium, sheet ingot and extrusion billets can generally be purchased at prices set on the LME plus a premium that varies by geographic region on delivery, alloying material, form (ingot or molten metal) and purity.

Recycled aluminium is also an important source of input material and is tied to the LME pricing (typically sold at discounts of up to 25%). Aluminium is indefinitely recyclable and recycling it requires only approximately 5% of the energy required to produce primary aluminium. As a result, in regions where aluminium is widely used, manufacturers and customers are active in setting up collection processes in which used beverage cans and other end-of-life aluminium products are collected for remelting at purpose-built plants. Manufacturers may also enter into agreements with customers who return recycled process material and pay to have it re-melted and rolled into the same product again.

Aluminium Rolled Products Overview

Aluminium rolled products, i.e., sheet, plate and foil, are semi-finished products that provide the raw material for the manufacture of finished goods ranging from packaging to automotive body panels. The packaging industry is a major consumer of the majority of sheet and foil for making beverage cans, foil containers and foil wrapping. Sheet is also used extensively in transport for airframes, road and rail vehicles, in marine applications, including offshore platforms, and superstructures and hulls of boats and in building for roofing and siding. Plate is used for airframes, military vehicles and bridges, ships and other large vessels and as tooling plate for the production of plastic products. Foil applications outside packaging include electrical equipment, insulation for buildings and foil for heat exchangers.

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

The following chart illustrate expected global demand for aluminium rolled products. The average expected growth between 2016 and 2021 for the flat rolled products market is 3.9% per year.

Projected Aluminium Flat Rolled Products Demand 2016-2021 (in thousand tons)

Flat rolled

Source: CRU International Limited

Asia Pacific includes Japan, China, India, South Korea, Australia and other Asia Other includes Central and South America, Middle East and Africa

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

Today, aluminium extrusion is used for a wide range of purposes, including building, transportation and industrial markets. Virtually every type of vehicle contains aluminium extrusions, including cars, boats, bicycles and trains. Home appliances and tools take advantage of aluminium’s excellent strength-to-weight ratio. The increased focus on green building is also leading contractors and architects to use more extruded aluminium products, as aluminium extrusions are flexible and corrosion-resistant. These diverse applications are possible due to the advantageous attributes of aluminium, from its particular blend of strength and ductility to its conductivity, its non-magnetic properties and its ability to be recycled repeatedly without loss of integrity. All of these capabilities make aluminium extrusions a viable and adaptable solution for a growing number of manufacturing needs.

Our Key End-markets

We have a significant presence in the can sheet and packaging end-markets, which have proved to be relatively stable and recession-resilient and the aerospace end-market, which is driven by global demand trends rather than regional trends. Our automotive products are predominantly used in premium models manufactured by the German and North American OEMs, which are not as dependent on the European economy and continue to benefit from rising demand in developing economies, particularly China. For example, CRU International Limited reports that the consumption of automotive body sheet between 2016 and 2025 will have a growth of 14% per annum in North America, 19% per annum in China and 10% per annum in Europe.

Rigid Packaging

Aluminium beverage cans represented approximately 15% of the total European aluminium flat rolled demand by volume in 2016 and 36% of total U.S. and Canada aluminium flat rolled demand. Aluminium is a preferred material for beverage packaging as it allows drinks to chill faster, can be stacked for transportation and storage more densely than competing formats (such as glass bottles), is highly formable for unique or differentiated branding, and offers the environmental advantage of easy, cost- and energy-efficient recycling. As a result of these benefits, aluminium is displacing glass as the preferred packaging material in certain markets, such as beer. In Europe, aluminium is replacing steel as the standard for beverage cans. Between 2002 and 2016, we believe that aluminium’s penetration of the European can stock market versus tinplate increased from 58% to 85%. In the U.S., we believe aluminium’s penetration has been at 100% for many years. In addition, we are benefitting from increased consumption in Eastern Europe and Mexico and growth in high margin products such as the specialty cans used for energy drinks.

Total European Rolled Products Consumption Can Stock (kt)	USA and Canada Rolled Products Consumption (kt)

Source: CRU International, Aluminium Rolled Products Market Outlook November 2016	Source: CRU International Aluminium Products Market Outlook November 2016

Source: CRU International

In addition to expected growth, demand for can sheet has been highly resilient across economic cycles. Between 2007 and 2009, during the economic crisis, European can body stock volumes decreased by less than 9% as compared to a 24% decline for total European flat rolled products volumes.

According to CRU, the aluminium demand for the can stock market globally is expected to grow by 3% per year between 2016 and 2021.

Aerospace

Demand for aerospace plates is primarily driven by the build rate of aircraft, which we believe will be supported for the foreseeable future by (i) necessary replacement of aging fleets by airline operators, particularly in the United States and Western Europe, (ii) increasing global passenger air traffic (the aerospace industry publication The Airline Monitor estimates that global revenue passenger miles will grow at a compound annual growth rate (“CAGR”) of approximately 4.9% from 2016 to 2022). In 2016, Boeing and Airbus predicted respectively approximately 39,620 and 33,070 new aircraft over the next 20 years across all categories of large commercial aircraft. Boeing estimates that between 2016 and 2035, 38% of sales of new airplanes will be to Asia Pacific, 19% to Europe and 21% to North America. Demand for aluminium aerospace plates is also driven by “light-weighting” (the substitution for lighter metals) to improve fuel efficiency and address increasingly rigorous environmental requirements.

World’s commercial aircraft fleet (thousands)	Airplane order backlog (thousands)

Data source: Boeing 2016 current market outlook	Data source: Boeing & Airbus publicly available information

Fleet Development Driven by Passenger Demand and Aging Fleet (units)
Data source: Boeing 2016 current market outlook

Automotive

We supply the automotive sector with flat rolled products out of our Packaging & Automotive Rolled Products operating segment and extruded and fabricated products out of our Automotive Structures & Industry operating segment.

In our view, the main drivers of automotive sales are overall economic growth, credit availability, consumer prices and consumer confidence. According to CRU, global light vehicle production is expected to grow by approximately 2.9% from 2015 to 2021.

Light vehicle production (millions units)

Within the automotive sector, the demand for aluminium has been increasing faster than the underlying demand for light vehicles due to recent growth in the use of aluminium products in automotive applications. We believe the main reasons for this are aluminium’s high strength-to-weight ratio in comparison to steel and energy absorption. This “light-weighting” facilitates better fuel economy and improved emissions performance. As a result, manufacturers are seeking additional applications where aluminium can be used in place of steel and an increased number of cars are being manufactured with aluminium panels and crash management systems. We believe that this trend will continue as increasingly stringent EU and U.S. regulations relating to reductions in carbon emissions will force the automotive industry to increase its use of aluminium to “lightweight” vehicles. EU legislation sets mandatory emission reduction targets for new cars. The EU fleet average target of 130g/km by 2015 was phased in between 2012 and 2015. From 2015 onwards, all newly registered cars must comply with the limit value curve. A shorter phase in period will apply to the next target: by 2021, phased in from 2020, the fleet average to be achieved by all new cars is 95 grams of CO2 per kilometer. 95% of each manufacturer’s new cars will have to comply with the limit value curve in 2020, increasing to 100% in 2021. We expect that EU and U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as relatively fluctuating fuel prices, will continue to drive aluminium demand in the automotive industry. Whereas growth in aluminium use in vehicles has historically been driven by increased use of aluminium castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs.

According to CRU, the aluminium consumption for the Auto Body market is expected to grow by 16% between 2016 and 2021.8

Aluminium’s Direct Weight Savings and Market Penetration

Source: EEA Aluminium Penetration in Cars

We believe that Constellium is one of only a limited number of companies that is able to produce the quality and quantity required by car manufacturers for both flat rolled products and automotive structures, and that we are therefore well positioned to take advantage of these market trends.

Our R&D-focused approach led to the development of a number of innovative automotive product solutions; for example, in 2016, Constellium announced it will supply the aluminium front Crash Management System for the new PEUGEOT 3008, including a lower beam for enhanced pedestrian safety. In 2015, Constellium announced an agreement with Ford Motor Co. to supply aluminium structural parts for the all new Ford F-150 pickup truck that extensively uses high-strength, military-grade, aluminium alloy as a build material. In addition, increasing global demand for sports utility vehicles and increasing demand of aluminium solutions for OEMs high volume series cars are expected to enhance the long-term growth prospects for our automotive products given our strong established relationships with the major car manufacturers.

[8]	Calculated based on North American Auto Body and Europe Auto Body.

2016 Constellium Auto Body Sheet sales by OEM

Managing Our Metal Price Exposure

Our business model is to add value by converting aluminium into semi-fabricated products. It is our policy not to speculate on metal price movements.

For all contracts, we continuously seek to minimize the impact of aluminium price fluctuations in order to protect our net income and cash flows against the LME and regional premiums price variations of aluminium that we buy and sell, with the following methods:

•	In cases where we are able to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we do not need to enter into derivative instruments to further mitigate our exposure, regardless of whether the LME portion of the price is fixed or floating.

•	However, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•	For a small portion of our volumes, the aluminium is owned by our customers and we bear no aluminium price risk.

We mark-to-market LME derivatives at the period end giving rise to unrealized gains or losses which are classified as “other gains/(losses)—net.” These unrealized gains/losses have no bearing on the underlying performance of the business and are removed when calculating Adjusted EBITDA.

The price of the aluminium that we buy comprises other premiums (or in some cases discounts) on top of the LME price. These premiums relate to specific features of the metal being purchased, such as its location, purity, shape, etc.

The price of these premiums has been historically relatively stable. However, between 2012 and 2014, the price of the geographical premiums (“ECDU” or “ECDP” in Europe, “Midwest” in North America) rose by more than 100%, before collapsing to initial levels. While we have always tried to charge these premiums to our customers, the unexpected dramatic increase in the premiums was not fully passed-through to our customers.

Because there is not a liquid and standardized market dedicated to premiums similar to what the LME is for the “LME price,” the ability to use financial instruments (OTC derivatives) was limited and did not cover the overall need created by the commercial exposure.

Where possible, we have changed sales and purchases contracts to align premium formulas and mitigate premium exposure. We seek to apply the same policy and methods to minimize the impact of geographical premiums price fluctuations that we do for the LME aluminium price variations.

Sales and Marketing

Our sales force is based in Europe (France, Germany, Czech Republic, United Kingdom, Switzerland and Italy), the United States and Asia (Tokyo, Shanghai, Seoul, and Singapore). We serve our customers either directly or through distributors.

Raw Materials and Supplies

Approximately 75% of our slab demand is produced in our casthouses. In addition, our primary metal supply is secured through long-term contracts with several upstream companies. All of our top 10 suppliers have been long-standing suppliers to our plants (in many cases for more than 10 years) and, in aggregate, accounted for approximately 45% of our total purchases for the year ended December 31, 2016. We typically enter into multi-year contracts with these metal suppliers pursuant to which we purchase various types of metal, including:

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

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a market basis. However, we have secured a large part of our natural gas and electricity pursuant to fixed-price commitments. To reduce the risks associated with our natural gas and electricity requirements, we use financial futures or forward contracts with our suppliers to fix the price of energy costs. Furthermore, in our longer-term sales contracts, we try to include indexation clauses on energy prices.

Our Customers

Our customer base includes some of the largest leading manufacturers in the packaging, aerospace and automotive end-markets. We have a relatively diverse customer base with our 10 largest customers representing approximately 55% of our revenues and approximately 60% of our volumes for year ended December 31, 2016. Excluding Muscle Shoals, where the customer base has undergone a strategic shift since 2010, the length of our relationships with our most significant customers averages 25 years, and in some cases reaches as many as 40 years, particularly with our packaging and aerospace customers. Generally, we have 3 to 5 year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and 3 to 7 year terms in our “life of a car platform/car model” contracts with our automotive customers.

Most of our major packaging, aerospace and automotive customers have multi-year contracts with us (i.e., contracts with terms of three to five years). At the end of 2016, we estimate that approximately 70% of our volumes for 2016 were generated under multi-year contracts, more than 70% were governed by contracts valid until 2017 and more than 55% were governed by contracts valid until 2018 or later. In addition, more than 35% of our packaging volumes are contracted through 2019. This provides us with significant visibility into our future volumes and earnings.

We see our relationships with our customers as partnerships where we work together to find customized solutions to meet their evolving requirements. In addition, we collaborate with our customers to complete a rigorous process for qualifying our products in each of our end-markets, which requires substantial time and investment and creates high switching costs, resulting in longer-term, mutually beneficial relationships with our customers. For example, in the packaging industry, where qualification happens on a plant-by-plant basis, we are currently one of the exclusively qualified suppliers to several facilities of our customers.

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

Our Services

We believe that there are significant opportunities to improve the services and quality that we provide to our customers and to reduce our manufacturing costs by implementing manufacturing excellence initiatives. Manufacturing excellence is a production practice that improves efficiency of operations by identifying and removing tasks and process steps that do not contribute to value creation for the end customer. We continually evaluate debottlenecking opportunities globally through modifications of and investments in existing equipment and processes. We aim to establish best-in-class operations and achieve cost reductions by standardizing manufacturing processes and the associated upstream and downstream production elements where possible, while still allowing the flexibility to respond to local market demands and volatility.

Competition

The worldwide aluminium industry is highly competitive and we expect this dynamic to continue for the foreseeable future. We believe the most important competitive factors in our industry are: product quality, price, timeliness of delivery and customer service, geographic coverage and product innovation. Aluminium competes with other materials such as steel, plastic, composite materials and glass for various applications. Our key competitors in our Packaging & Automotive Rolled Products operating segment are Novelis Inc., Norsk Hydro ASA, Alcoa Corporation, Arconic Inc. and Tri-Arrows Aluminum Inc. Our key competitors in our Aerospace & Transportation operating segment are Arconic Inc., Aleris International, Inc., Kaiser Aluminum Corp., Austria Metall AG, and Universal Alloy Corporation. Our key competitors in our Automotive Structures & Industry operating segment are Sapa AB, Sankyo Tateyama, Inc., Eural Gnutti S.p.A., Otto Fuchs KG, Impol Aluminium Corp., Benteler International AG, Whitehall Industries, Step-G, and Metra Aluminum.

Research and Development (R&D)

We believe that our R&D capabilities coupled with our integrated, longstanding customer relationships create a distinctive competitive advantage versus our competition. Our R&D center is based in Voreppe, France and provides services and support to all of our facilities. The R&D center focuses on product and process development, provides technical assistance to our plants and works with our customers to develop new products. In developing new products, we focus on increased performance that aims to lower the total cost of ownership for the end users of our products, for example, by developing materials that decrease maintenance costs of aircraft or increase fuel efficiency in cars. As of December 31, 2016, the R&D center employs 237 employees, including approximately 119 scientists and 118 technicians.

Within the Voreppe facility, we also focus on the development, improvement, and testing of processes used in our plants such as melting, casting, rolling, extruding, finishing and recycling. We also develop and test technologies used by our customers, such as friction stir welding, and provide technological support to our customers.

The key contributors to our success in establishing our R&D capabilities include:

•	Close interaction with key customers, including through formal partnerships or joint development teams—examples include Strongalex®, Formalex® and Surfalex®, which were developed with automotive customers (mainly Daimler and Audi) and the Fusion bottle, a draw wall ironed technology created in partnership with Rexam/Ball.

•	Technologically advanced equipment—for example, the breakthrough Airware® pilot cast house which allowed us to develop Airware®, a lightweight specialty aluminium-lithium alloy, for our aerospace customers to address increasing demand for lighter and more environmentally sound aircraft.

•	Long-term partnerships with European universities—for example, RWTH Aachen in Germany and École Polytechnique Fédérale de Lausanne in Switzerland generate significant innovation opportunities and foster new ideas.

In 2016, we inaugurated the new Constellium University Technology Center at Brunel University London, a dedicated center of excellence for designing, development and prototyping. In addition, we recently opened a new R&D hub in the United States in Plymouth, Michigan, in order to improve our support to North American customers.

We invested €32 million in R&D in the year ended December 31, 2016, €35 million in R&D in the year ended December 31, 2015, and €38 million in the year ended December 31, 2014.

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

We actively review intellectual property arising from our operations and our R&D activities and, when appropriate, apply for patents in the appropriate jurisdictions. We currently hold approximately 180 active patent families and regularly apply for new ones. While these patents and patent applications are important to the business on an aggregate basis, we do not believe any single patent family or patent application is critical to the business.

We are from time to time involved in opposition and reexamination proceedings that we consider to be part of the ordinary course of our business, in particular at the European Patent Office, the U.S. Patent and Trademark Office, and the State Intellectual Property Office of the People’s Republic of China. We believe that the outcome of existing proceedings would not have a material adverse effect on our financial position, results of operations or cash flows.

Insurance

We have implemented a corporate-wide insurance program consisting of both corporate-wide master policies with worldwide coverage and local policies where required by applicable regulations. Our insurance coverage includes: (i) property damage and business interruption; (ii) general liability including operation, professional, product and environment liability; (iii) aviation product liability; (iv) marine cargo (transport); (v) business travel and personal accident; (vi) construction all risk (EAR/CAR); (vii) automobile liability; (viii) trade credit; and (ix) other specific coverages for executive and special risks.

We believe that our insurance coverage terms and conditions are customary for a business such as Constellium and are sufficient to protect us against catastrophic losses.

We also purchase and maintain insurance on behalf of our directors and officers.

Governmental Regulations and Environmental, Health and Safety Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety. Our operations involve the use, handling, storage, transportation and disposal of hazardous substances, and accordingly we are subject to extensive federal, state and local laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. In addition, prior operations at certain of our properties have resulted in contamination of soil and groundwater which we are required to investigate and remediate pursuant to applicable environmental, health and safety (“EHS”) laws. Environmental compliance at our key facilities is overseen by the Direction Régionale de l’Environnement de l’Aménagement et du Logement in France, the Umweltbundesamt in Germany, the Service de la Protection de l’Environnement du Canton du Valais in Switzerland, the West Virginia Department of Environmental Protection, the Alabama Department of the Environmental Management and the Kentucky Department for Environmental Protection in the United States, the Regional Authority of the Usti Region in the Czech Republic, the Slovenká Inšpekcia životného prostredia in Slovakia, and the Environmental Monitoring Agency in China. Violations of EHS laws, and remediation obligations arising under such laws, may result in restrictions being imposed on our operating activities as well as fines, penalties, damages or other costs. Accordingly, we have implemented EHS policies and procedures to protect the environment and ensure compliance with these laws, and incorporate EHS considerations into our planning for new projects. We perform regular risk assessments and EHS reviews. We closely and systematically monitor and manage situations of noncompliance with EHS laws and cooperate with authorities to redress any noncompliance issues. We believe that we have made adequate reserves with respect to our remediation obligations. Nevertheless, new regulations or other unforeseen increases in the number of our noncompliant situations may impose costs on us that may have a material adverse effect on our financial condition, results of operations or liquidity.

Our operations also result in the emission of substantial quantities of carbon dioxide, a greenhouse gas that is regulated under the EU’s Emissions Trading System (“ETS”). Although compliance with ETS to date has not resulted in material costs to our business, compliance with ETS requirements currently being developed for the 2017-2021 period, and increased energy costs due to ETS requirements imposed on our energy suppliers, could have a material adverse effect on our business, financial condition or results of operations. We may also be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities.

Directive 2010/75 titled “Industrial Emissions” regulates some of our European activities as recycling or melting/casting. With the revision of the Best Available Technics Reference of Non Ferrous Metals in 2016, which defines associated emissions limits values for these activities, within the next four years, staying in compliance with the law, could require significant expenditures to tune our processes or implement abatement installations.

Additionally, some of the chemicals we use in our fabrication processes are subject to REACH in the EU. Under REACH, we are required to register some of the substances contained in our products with the European Chemicals Agency, and this process could cause significant delays or costs. We are currently compliant with REACH, and expect to stay in compliance, but if the nature of the regulation changes in the future or if substances we use currently in our process, considered as Substances of Very High Concern, fall under need of authorization for use, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance.

Future noncompliance could also subject us to significant fines or other civil and criminal penalties. Obtaining regulatory approvals for chemical products used in our facilities is an important part of our operations.

We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate close down and environmental restoration costs provisions at December 31, 2016 were €88 million. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.

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

Litigation and Legal Proceedings

From time to time, we are party to a variety of claims and legal proceedings that arise in the ordinary course of business. The Company is currently not involved, nor has it been involved during the 12-month period immediately prior to the date of this Annual Report, in any governmental, legal or arbitration proceedings which may have or have had a significant effect on the Company’s business, financial position or profitability, and the Company is not aware of any such proceedings which are currently pending or threatened. From time to time, asbestos-related claims are also filed against us, relating to historic asbestos exposure in our production process. We have made reserves for potential occupational disease claims for a total of €4 million as of December 31, 2016. It is not anticipated that any of our currently pending litigation and proceedings will have a material effect on the future results of the Company.

C.	Organizational Structure

The following diagram summarizes our corporate legal entity structure as of February 1, 2017, including our significant subsidiaries.

D.	Property, Plants and Equipment

At December 31, 2016, we operated 22 production sites serving both global and local customers, including seven major facilities, one R&D center in Europe with a hub in the U.S., and one university technology center. In addition, we are building one new facility in Bartow County, Georgia, USA, and one new facility in San Luis Potosí, Mexico. Our top seven sites (Neuf-Brisach, Muscle Shoals, Ravenswood, Issoire, Děčín, Singen and Sierre) make up a total of approximately 1,400,000 square meters. A summary of the seven major facilities is provided below:

•	The Neuf-Brisach, France facility is an integrated aluminium rolling, finishing and recycling facility in Europe. Our investments in a can body stock slitter and recycling furnace has enabled us to secure long-term can stock contracts. Additionally, our latest investment in a new state-of-the-art automotive finishing line has further strengthened the plant’s position as a significant supplier of aluminium Auto Body Sheet in the automotive market. We invested €165 million in the facility in the two-year period ended December 31, 2016.

•

The Muscle Shoals, Alabama facility operates one of the largest and most efficient can reclamation facilities in the world. In addition, the facility utilizes multi-station electromagnetic casting, houses the widest hot line in North America and has the fastest can end stock coating line in the world. Production capabilities include body stock, tab stock, and end stock. In addition, we will start producing automotive cold coils for body sheet in 2017. We invested €134 million in the facility in the two-year period ended December 31, 2016.

•	The Ravenswood, West Virginia facility has significant assets for producing aerospace plates and is a recognized supplier to the defense industry. The facility has wide-coil capabilities and stretchers that make it the only facility in the world capable of producing plates of a size needed for the largest commercial aircraft. We invested €80 million in the facility in the two-year period ended December 31, 2016.

•	The Issoire, France facility is one of the world’s two leading aerospace plate mills based on volumes. A second Airware® industrial casthouse started operations in 2015 and currently uses recycling capabilities to take back scrap along the entire fabrication chain. Issoire works as an integrated platform with Ravenswood, providing a significant competitive advantage for us as a global supplier to the aerospace industry. We invested €110 million in the facility in the two-year period ended December 31, 2016.

•	The Děčín, Czech Republic facility is a large extrusion facility, mainly focusing on hard alloy extrusions for automotive and industrial applications, with significant recycling capabilities. It is located near the German border, strategically positioning it to supply the German, Czech and French Tier1s and OEMs. Its integrated casthouse allows it to offer high value-add customized hard alloys to our customers. We invested €24 million in the facility in the two-year period ended December 31, 2016. The investments include a new small lot size casthouse, extrusion line and drawing line that increased production of hard alloys bars by almost 10,000 tons per year, expanding our capabilities to serve the automotive market.

•	The Singen, Germany rolling plant has industry leading cycle times and high-grade cold mills with special surfaces capabilities to serve automotive and other markets. The extrusion part has one of the largest extrusion presses in the world as well as advanced and highly productive integrated automotive bumper manufacturing lines. A dedicated unit allows the production of crash management applications as well as finished side-impact beams ready for the OEMs assembly lines. We invested €60 million in the facility in the two-year period ended December 31, 2016.

•	The Sierre, Switzerland facility is dedicated to precision plates for general engineering, aero plates and slabs and is a leading supplier of extruded products for high-speed train railway manufacturers and a wide range of applications. The Sierre facility includes the Steg casthouse that produces automotive, general engineering and aero slabs and the Chippis casthouse that has the capacity to produce non-standard billets for a wide range of extrusions. Its recent qualification as an aerospace plate and slabs plant increases our aerospace production and will help us to support the increased build rates of commercial aircraft OEMs. We invested €28 million in the facility in the two-year period ended December 31, 2016.

Our current production facilities are listed below by operating segment:

Operating Segment(1)	Location	Country	Owned/ Leased
Packaging & Automotive Rolled Products	Biesheim, Neuf-Brisach	France	Owned
Packaging & Automotive Rolled Products	Singen	Germany	Owned
Packaging & Automotive Rolled Products	Muscle Shoals, AL	United States	Owned
Aerospace & Transportation	Ravenswood, WV	United States	Owned
Aerospace & Transportation	Issoire	France	Owned
Aerospace & Transportation	Montreuil-Juigné	France	Owned
Aerospace & Transportation	Ussel	France	Owned
Aerospace & Transportation	Steg	Switzerland	Owned
Aerospace & Transportation	Sierre	Switzerland	Owned
Automotive Structures & Industry	Van Buren, MI	United States	Leased
Automotive Structures & Industry	Changchun, Jilin Province (JV)	China	Leased

Operating Segment(1)	Location	Country	Owned/ Leased
Automotive Structures & Industry	Děčín	Czech Republic	Owned
Automotive Structures & Industry	Nuits-Saint-Georges	France	Owned
Automotive Structures & Industry	Burg	Germany	Owned
Automotive Structures & Industry	Crailsheim	Germany	Owned
Automotive Structures & Industry	Neckarsulm	Germany	Owned
Automotive Structures & Industry	Gottmadingen	Germany	Owned
Automotive Structures & Industry	Landau/Pfalz	Germany	Owned
Automotive Structures & Industry	Singen	Germany	Owned
Automotive Structures & Industry	Levice	Slovakia	Owned
Automotive Structures & Industry	Chippis	Switzerland	Owned
Automotive Structures & Industry	Sierre	Switzerland	Owned
Automotive Structures & Industry	Lakeshore, Ontario (JV)(2)	Canada	Leased

(1)	For our Packaging & Automotive Rolled Products operating segment, this table does not include our Joint Venture in Bowling Green, Kentucky, USA, with UACJ Corporation, which is 51% owned by Constellium and accounted for under the equity method. Carquefou facility was divested on February 1, 2016.
(2)	Constellium Joint Venture with Can Art.

The production capacity and utilization rate for our main plants are listed below as of December 31, 2016:

Plant	Capacity	Utilization Rate
Neuf-Brisach	450 kt	90-95%
Muscle Shoals	500-550 kt	75%
Issoire	110 kt	90-95%
Ravenswood	175 kt	90-95%
Děčín	85 kt	80%
Singen	290-310 kt	70-75%
Sierre	70-75 kt	50%

Estimates are theoretical output capacity assuming currently operating equipment, current staffing configuration and current product mix.

For information concerning the material plans to construct, expand or improve facilities, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis is based principally on our audited consolidated financial statements as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 included elsewhere in this Annual Report. The following discussion is to be read in conjunction with Selected Financial Data and our audited consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

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

Introduction

The following discussion and analysis is provided to supplement the audited consolidated financial statements and the related notes included elsewhere in this Annual Report to help provide an understanding of our financial condition, changes in financial condition, results of our operations, and liquidity. This section is organized as follows:

•	Company Overview. This section provides a general description of our business.

•	Our Operating Segments. This section provides a summary of each of our operating segments, including a description of the end markets to which they sell and the industries in which they operate.

•	Discontinued Operations and Disposals. This section provides a summary of completed and contemplated disposals of businesses.

•	Key Factors Influencing Constellium’s Financial Condition and Results from Operations. This section provides a description of the factors and trends that may significantly affect our financial condition, results from operations, or liquidity from year to year.

•	Results of Operations. This section provides a discussion of the results of operations on a historical basis for each of our fiscal periods in the years ended December 31, 2016, 2015 and 2014.

•	Segment Results. This section provides a discussion of our segment results on a historical basis for each of our fiscal periods in the years ended December 31, 2016, 2015 and 2014.

•	Liquidity and Capital Resources. This section provides an analysis of our cash flows for each of our fiscal years ended December 31, 2016, 2015 and 2014.

•	Contractual Obligations. This section provides a discussion of our commitments and expected future payments under each category as of December 31, 2016.

•	Pension Obligations. This section provides a summary of the post-retirement benefit plans in which our employees across Constellium’s global operations participate.

Company Overview

We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. Our leadership positions include a leading position in European and North American can body stock market, a number one position in the global aerospace plate market and a leading global position in the aluminium automotive structures market. This global leadership is supported by our well-invested facilities in Europe and the United States, as well as more than 50 years of proven ability to deliver manufacturing quality and innovation, a global sales network and pre-eminent R&D capabilities.

As of December 31, 2016, we had approximately 11,000 employees and 22 “state-of-the-art”, integrated production facilities (including our joint-venture with UACJ), nine administrative and commercial sites, one R&D center in Europe with a hub in the U.S., and one university technology center.

Our product portfolio is predominantly focused on high value-added, technologically advanced specialty products that command higher margins than less differentiated aluminium products. This portfolio serves a broad range of end-markets that exhibit attractive growth trends in future periods such as the aerospace and automotive markets. Our technological advantage and relationship with our customers are driven by our pre-eminent R&D capabilities. We believe that our R&D capabilities are a key attraction for our customers. Many projects are designed to support specific commercial opportunities at the request of our customers and are carried out in partnership with them.

This regular interaction and partnership with our customers also help us maintain our leading market positions. We have long-standing, established relationships with some of the largest companies in the packaging, aerospace, automotive and other transportation industries including Rexam/Ball, Crown, and Amcor, Boeing and Airbus, as well as a number of leading automotive firms. Excluding Muscle Shoals, where the customer base has undergone a strategic shift since 2010, the length of our relationships with our most significant customers averages 25 years, and in some cases as many as 40 years, particularly with our packaging and aerospace customers. Generally, we have three to five-year terms in contracts with our packaging customers, five year terms in contracts with our largest aerospace customers, and three to seven-year terms in our “life of a car platform/car model” contracts with our automotive customers.

A material portion of our slab and billet supply is produced in our own casthouses, using primarily recycled aluminium. Our primary metal supply is secured through long-term contracts with several upstream companies, including affiliates of Rio Tinto.

The table below presents our revenue, net income or loss and Adjusted EBITDA for the years ended December 31, 2016, 2015 and 2014. A reconciliation of net income or loss to Adjusted EBITDA is included in “—Segment Results.”

	For the year ended December 31,
	2016	2015	2014
	(€ in millions)
Revenue	4,743	5,153	3,666
Net (loss)/income from continuing operations	(4)	(552)	54
Adjusted EBITDA	377	343	275

Our Operating Segments

We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into the following three segments to better serve our customer base:

Packaging & Automotive Rolled Products Segment

Our Packaging & Automotive Rolled Products segment produces and develops customized aluminium sheet and coil solutions. Approximately 85% of segment volume for the year ended December 31, 2016 was in packaging applications, which primarily include beverage and food can stock as well as closure stock and foil stock. Eleven percent of segment volume for that period was in automotive rolled products. Our Packaging & Automotive Rolled Products segment accounted for 52% of revenues and 53%9 of Adjusted EBITDA for the year ended December 31, 2016.

Aerospace & Transportation Segment

Our Aerospace & Transportation segment has market leadership positions in technologically advanced aluminium and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate and sheet which allows

[9]	The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. Aerospace & Transportation accounted for 27% of revenues and 27%10 of Adjusted EBITDA for the year ended December 31, 2016.

Automotive Structures & Industry Segment

Our Automotive Structures & Industry segment produces (i) technologically advanced structures for the automotive industry, including crash management systems, side impact beams and cockpit carriers and (ii) soft and hard alloy extrusions and large extruded profiles for automotive, railroad, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and service activities, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry segment accounted for 21% of revenues and 27%(10) of Adjusted EBITDA for the year ended December 31, 2016.

Discontinued Operations and Disposals

In the first quarter of 2015, we decided to dispose of our plant in Carquefou (France) which was part of our A&T operating segment and it was classified as held for sale at December 31, 2015, accordingly. An €8 million charge was recorded upon the write-down of the related assets to their net realizable value. The sale was completed on February 1, 2016 and no gain was recognized upon disposal.

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

[10]	The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

Aluminium prices are determined by worldwide forces of supply and demand and, as a result they are volatile. The average LME transaction price per ton of primary aluminium in 2016, 2015 and 2014 was €1,452, €1,498 and €1,410, respectively. Average quarterly prices per ton for LME and regional premiums are presented in the tales below:

Average quarterly LME per ton using U.S. dollar prices converted to Euros using the applicable European Central Bank rates:

(Euros/ton)	2016	2015	2014
First Quarter	1,374	1,600	1,247
Second Quarter	1,393	1,600	1,312
Third Quarter	1,451	1,431	1,500
Fourth Quarter	1,588	1,366	1,573
Average for the year	1,452	1,498	1,410

Average quarterly Midwest Premium per ton using U.S. dollar prices converted to Euros using the applicable European Central Bank rates:

(Euros/ton)	2016	2015	2014
First Quarter	173	449	301
Second Quarter	153	257	302
Third Quarter	125	159	338
Fourth Quarter	154	163	409
Average for the year	151	255	338

Average quarterly Rotterdam Premium per ton using U.S. dollar prices converted to Euros using the applicable European Central Bank rates:

(Euros/ton)	2016	2015	2014
First Quarter	133	382	249
Second Quarter	117	188	286
Third Quarter	107	139	345
Fourth Quarter	121	143	399
Average for the year	119	211	321

The financial performance of our operations is dependent on several factors, the most critical of which are as follows:

Economic Conditions and Markets

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

Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that our portfolio is relatively resistant to these economic cycles in each of our three main end-markets (packaging, aerospace and automotive):

•	Can packaging is a seasonal market peaking in the summer because of the increased consumption of soft drinks and other beverages like beer during the summer months. It tends not to be highly correlated to the general economic cycle and in addition, we believe European can body stock has an attractive long-term growth outlook due to ongoing trends in (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, and (iii) increasing penetration of aluminium in can body stock at the expense of steel.

•	We believe that the aerospace industry is currently insulated from the economic cycle through a combination of drivers sustaining its growth. These drivers include increasing passenger traffic and the replacement of the fleet fueled by the age of the planes in service and the need for more efficient planes. These factors have materialized in the form of historically high backlogs for the aircraft manufacturers; the combined order backlog for Boeing and Airbus currently represents approximately 8 to 9 years of manufacturing at current delivery rates.

•	Although the automotive industry as a whole is a cyclical industry, its demand for aluminium has been increasing in recent years. This has been triggered by the light-weighting demand for new car models, which drives a positive substitution of heavier metals in favor of aluminium.

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

Volumes

The profitability of our businesses is determined, in part, by the volume of tons processed and sold. Increased production volumes will result in lower per unit costs, while higher sold volumes will result in additional revenues and associated margins.

Product Price and Margin

Our products are typically priced based on three components, (i) LME, (ii) regional premiums and (iii) a conversion margin. We seek to minimize the impact of aluminium price fluctuations by protecting our net income and cash flows against the LME and premium price variations with the following methods:

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

With the exception of the derivative instruments we entered into in connection with the acquisition of Wise and certain derivative instruments entered into in 2016 to hedge the foreign currency risk associated with the cash flows of highly probable forecasted sales, which we have designated for hedge accounting, we do not apply hedge accounting for the derivative instruments and therefore any mark-to-market movements for these instruments are recognized in “other (gains)/losses—net”. Our risk management practices aim to reduce, but do not entirely eliminate, our exposure to changing primary aluminium and regional premium prices. Moreover, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes.

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

Also included in our results is the impact of differences between changes in the prices of primary and scrap aluminium. As we price our product using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to manufacture our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.

The price we pay for aluminium also includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the United States. The regional premiums which had historically been fairly stable have recently become more volatile. Notably, regional premiums increased significantly in 2013 and 2014, with the Rotterdam premium and the Midwest premium reaching unprecedented levels in the fourth quarter of 2014. During the second half of 2015, both the Rotterdam and Midwest premiums returned to levels seen prior to 2013. Although our business model seeks to minimize the impact of aluminium price fluctuations on our net income and cash flows, we are not always able to pass-through the cost of regional premiums to our customers or adequately hedge the impact of regional premium differentials. We refer to this exposure as “metal premium losses.” See “Item 3. Key Information—D. Risk Factors—Our financial results could be adversely affected by the volatility in aluminium prices.”

The conversion margin is the margin we earn over the cost of our metal inputs. We seek to maximize our conversion margins based on the value-added product capabilities we provide and the supply/demand dynamics in the market.

Personnel Costs

Our operations are labor intensive and, as a result, our personnel costs represent 20%, 18% and 20% of our cost of sales, selling and administrative expenses and R&D expenses for the years ended December 31, 2016, 2015, and 2014 respectively.

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

Currency

We are a global company with operations as of December 31, 2016 in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the U.S. dollar, the Euro and the Swiss Franc. As our presentation currency is the Euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to Euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the Euro impacts our results of operations. This impact is referred to as the “effect of foreign currency translation” in the “Results of Operations” discussion below. We calculate the effect of foreign currency translation by converting our current period local currency financial information using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by other companies and, accordingly, the changes excluding the effect of foreign currency translation are not meant to substitute for changes in recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation. When discussing the revenue and Adjusted EBITDA of our P&ARP segment for the year ended December 31, 2015 compared to the year ended December 2014, we exclude the impact of the Wise Acquisition on year over year changes. As Wise is the only business within our P&ARP segment with a functional currency that is different from our presentation currency, year over year changes that exclude the impact of the Wise Acquisition are not impacted by the effect of foreign currency translation.

Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. Where we have multiple-year sale agreements for the sale of fabricated metal products in U.S. dollars, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into in 2016 to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in “other gains/(losses)—net.”

Acquisition of Wise

On January 5, 2015, we acquired 100% of Wise, a private aluminium sheet producer located in Muscle Shoals, Alabama, United States of America. As we have a controlling interest in the acquired business, its results of operations have been consolidated as of the date of the acquisition. Given the size of the acquired business relative to our legacy businesses and the timing of the Wise Acquisition, the consolidation of the results of the acquired business have had a significant impact in 2015 on our cash flows and the year over year change in certain key line items of the consolidated statement of income. To the extent our cash flows or the change in an income statement item was significantly impacted by the addition of Wise to our consolidated results in the year ended December 31, 2015, we have indicated this and excluded the associated impact when discussing the results of our analysis of the year over year changes. The results of Wise since its acquisition are reported in our P&ARP segment.

Presentation of Financial Information

The financial information presented in this section is derived from our audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014. Our consolidated financial statements have been prepared in conformity with IFRS as issued by the International Accounting Standards Board, and in conformity with IFRS as endorsed by the EU.

In 2016, we changed the presentation of interest paid in our cash flow statement. Interest paid, which we previously reported as net cash flows from/(used in) financing activity, is now reported in net cash flows from operating activities and comparative amounts for the prior years were reclassified to conform to the current year presentation. See Note 2 – Summary of significant accounting policies to our audited consolidated financial statements as of and for each of the three years in the period ended December 31, 2016 included elsewhere in this Annual Report.

Results of Operations

Description of Key Line Items of the Historical Consolidated Statements of Income

A brief description of the composition of the key line items of our historical consolidated statements of income for continuing operations is set forth below:

•	Revenue. Revenue represents the income recognized from the delivery of goods to third parties, including the sale of scrap metal and tooling, less discounts, credit notes and taxes levied on sales.

•	Cost of sales. Cost of sales include the costs of materials directly attributable to the normal operating activities of the business, including raw material and energy costs, personnel costs for those involved in production, depreciation and the maintenance of producing assets, packaging and freight on-board costs, tooling, dies and utility costs.

•	Selling and administrative expenses. Selling and administrative expenses include depreciation of non-producing assets, amortization, personnel costs of those personnel involved in sales and corporate functions such as finance and IT.

•	R&D expenses. R&D expenses are costs in relation to bringing new products to market. These expenses include personnel costs and depreciation and maintenance of assets offset by tax credits for research activities, where applicable.

•	Restructuring costs. Restructuring costs represent expenses incurred in implementing management initiatives for cost-cutting and efficiency improvements, primarily related to severance payments, pension curtailment costs and contract termination costs.

•	Impairment. Impairment represents asset impairment charges.

•	Other gains/(losses)—net. Other gains or losses include unusual infrequent or non-recurring items, realized and unrealized gains or losses on derivative instruments and exchange gains or losses on the remeasurement of monetary assets or liabilities.

•	Finance costs, net. Finance costs, net is comprised mainly of interest expense on borrowings, and the net impact of realized foreign exchange transaction gains or losses recognized on U.S. dollar denominated debt at Euro functional currency entities and realized and unrealized gains or losses recognized on cross currency swaps entered in to in order to hedge this transactional exposure.

•	Share of (loss)/profit of joint ventures. Results from investments in joint ventures represent Constellium’s share of results of joint ventures accounted for using the equity method.

•	Income taxes. Income tax represents the aggregate of current and deferred tax expense or benefit. Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit/(loss) for a year. Deferred tax represents the amounts of income taxes payable/ (recoverable) in future periods in respect of taxable (deductible) temporary differences and unused tax losses.

Results of Operations for the years ended December 31, 2016 and 2015

	For the year ended December 31,
	2016		2015
	(€ in millions and as a % of revenues)
		%		%
Revenue	4,743	100%	5,153	100%
Cost of sales	(4,227)	89%	(4,703)	91%

Gross profit	516	11%	450	9%

Selling and administrative expenses	(254)	5%	(245)	5%
Research and development expenses	(32)	1%	(35)	1%
Restructuring costs	(5)	—	(8)	—
Impairment	—	—	(457)	9%
Other gains/(losses) net	21	—	(131)	3%

Income (loss) from operations	246	5%	(426)	8%
Finance costs, net	(167)	4%	(155)	3%
Share of loss of joint ventures	(14)	—	(3)	—

Income (loss) before income taxes	65	1%	(584)	11%
Income tax benefit/(expense)	(69)	1%	32	1%

Net (loss)/income	(4)	—	(552)	11%

Shipment volumes (in kt)	1,470	n/a	1,478	n/a
Revenue per ton (€ per ton)	3,227	n/a	3,486	n/a

Revenue

Revenue decreased by 8% or €410 million to €4,743 million for the year ended December 31, 2016, from €5,153 million for the year ended December 31, 2015. This decrease reflects lower average revenue per ton as well as a slight decrease in shipments.

Sales volumes decreased by 1%, or 8 kt, to 1,470 kt for the year ended December 31, 2016 compared to 1,478 kt for the year ended December 31, 2015. This decrease is primarily driven by lower shipment volumes in our P&ARP segment offset by higher year over year shipments in our A&T and AS&I segments.

Average sales prices declined by €259 per ton, or 7%, from €3,486 to €3,227, mainly attributable to the year over year decrease in aluminium market prices, coupled with the drop in regional premium both in Europe and North America.

Our revenue is discussed in more detail in the “—Segment Results” section.

Cost of Sales and Gross Profit

Cost of sales decreased by 10%, or €476 million, to €4,227 million for the year ended December 31, 2016, from €4,703 million for the year ended December 31, 2015.

This decrease in cost of sales was driven by the following:

•	A decrease of €384 million, or 12%, in the total cost of raw material and consumables used primarily reflecting a decrease in the costs per ton as a result of lower LME prices and regional premiums, compared to the prior year.

•	A decrease of €83 million, or 15%, in non-labor costs, primarily reflecting operational improvements, particularly at our Muscle Shoals facility, and the impact of non-recurring items related to the acquisition and integration of Wise Metals recognized in the prior year.

•	A decrease of €28 million in energy expense driven by lower electricity and natural gas prices.

•	An increase of €15 million in depreciation and amortization driven by increased investment in our production facilities in prior years to support our operations and respond to market demand.

The combination of the effects described above had a positive impact on gross profit over the period. As a result, our gross profit margin as a percentage of revenue increased to 11% in 2016 from 9% in 2015.

Selling and Administrative Expenses

Selling and administrative expenses increased by 4%, or €9 million, to €254 million for the year ended December 31, 2016 from €245 million for the year ended December 31, 2015, driven by a €6 million increase in labor costs mostly due to inflation and €3 million of costs related to changes in the executive management team which incurred in the year ended December 31, 2016.

Research and Development Expenses

Research and development expenses decreased by 9% or €3 million, to €32 million for the year ended December 31, 2016, from €35 million for the year ended December 31, 2015. Research and development expenses are presented net of €10 million and €9 million of research and development tax credits received in France for the years ended December 31, 2016 and 2015, respectively. Research and development expenses, excluding tax credits received were €14 million, €18 million, and €10 million for the P&ARP, A&T, and AS&I segments, respectively, in the year ended December 31, 2016.

Restructuring Costs

In the year ended December 31, 2016, restructuring costs amounted to €5 million and were primarily related to a restructuring plan at our Muscle Shoals facility. Restructuring costs amounted to €8 million in the year ended December 31, 2015, and were primarily incurred in connection with restructuring activities at our Valais (Switzerland) and Muscle Shoals operations.

Impairment

Impairment charges of €457 million were recorded in the year ended December 31, 2015. The impairment charges recorded in 2015 are primarily comprised of a €400 million impairment related to Wise within our P&ARP segment and a €49 million impairment related to our operations in Valais, Switzerland within the AS&I and A&T segments.

Other Gains/(Losses), net

	For the year ended December 31,
	2016	2015
(€ in millions)
Realized losses on derivatives	(62)	(93)
Unrealized gains/(losses) on derivatives at fair value through profit and loss—net	71	(20)
Unrealized exchange gains/(losses) from the remeasurement of monetary assets and liabilities—net	3	(3)
Loss on Ravenswood OPEB plan amendment	—	(5)
Wise purchase price adjustment	20	—
Wise acquisition costs	—	(5)
Loss on disposal and assets classified as held for sale	(10)	(5)
Other—net	(1)	—

Total other gains/(losses), net	21	(131)

Other gains—net were €21 million for the year ended December 31, 2016 compared to Other losses—net of €131 million for the year ended December 31, 2015. Realized losses recognized upon the settlement of derivative instruments amounted to €62 million and €93 million in the years ended December 31, 2016 and 2015, respectively. Of these, realized losses on LME derivatives were €16 million and €56 million in the years ended December 31, 2016 and 2015, respectively and realized losses on foreign exchange derivatives were €46 million and €37 million in the year ended December 31, 2016 and 2015, respectively.

Unrealized gains on derivative instruments amounted to €71 million in the year ended December 31, 2016 and were primarily comprised of €40 million of gains related to foreign exchange derivatives and €31 million of gains related to LME derivatives. Unrealized losses on derivative instruments amounted to €20 million in the year ended December 31, 2015 and were comprised of €10 million of losses related to foreign exchange derivatives and €10 million of losses related to LME derivatives.

In the year ended December 31, 2016 we recognized a €20 million gain related to the finalization of the contractual price adjustment for the acquisition of Wise Metals.

Losses on disposal and assets classified as held-for-sale recognized in the year ended December 31, 2016 primarily related to the write-off of abandoned development projects in the P&ARP segment. Losses on disposal and assets classified as held-for-sale recognized in the year ended December 31, 2015 primarily related to the write-down of assets at our plant in Carquefou, France upon our decision to sell the plant.

Finance Cost-Net

Finance costs—net increased by €12 million, to €167 million for the year ended December 31, 2016, from €155 million for the year ended December 31, 2015. This increase is mainly due to additional interest expense on our $425 million Senior Secured Notes, issued in March 2016.

In the year ended December 31, 2016, foreign exchange net losses from the revaluation of the portion of our U.S. dollars-denominated debt held by Euro functional currency entities amounted to €42 million and was offset by gains on derivative instruments entered into to hedge this exposure. In the year ended December 31, 2015, foreign exchange net losses from the revaluation of the portion of our U.S. dollars-denominated debt held by Euro functional currency entities amounted to €48 million and was offset by gains on derivative instruments entered into to hedge this exposure.

Finance costs-net in the year ended December 31, 2016 also included a €4 million net loss on the settlement of debt which was comprised of a €2 million net loss on the early redemption of the Wise Senior PIK Toggle Notes and the write-off of €2 million of unamortized arrangement fees upon cancellation of our €145 million Unsecured Revolving Credit Facility in March 2016.

Income Tax

Income tax for the year ended December 31, 2016 was an expense of €69 million for the year ended December 31, 2016 compared to an income tax benefit of €32 million for the year ended December 31, 2015.

Our effective tax rate represented 106% of our income before income tax for the year ended December 31, 2016 and 5% of our loss before tax for the year ended December 31, 2015. This change in our effective tax rate primarily reflects a decrease in the composite statutory tax rate applicable by tax jurisdiction (the “blended tax rate”), from 38% in 2015 to 25 % in 2016 and the impact of significant reconciling items in both years.

Our blended tax rate decreased by approximately 13 percentage points in the year ended December 31, 2016 compared to the year ended December 31, 2015 as a result of changes in the geographical mix of our pre-tax results and primarily reflected a decrease in our pre-tax losses in the United States where the statutory rate is 40%.

The effective tax rate for the year ended December 31, 2016 applies to €65 million of pre-tax income and is significantly higher than our projected blended statutory tax rate primarily as a result of the unfavorable effect of unrecognized tax benefits for losses in jurisdictions where we believe it is more likely than not that we will not be able to utilize those losses.

The effective tax rate for the year ended December 31, 2015 applies to €584 million of pre-tax loss and is significantly lower than our projected blended statutory tax rate primarily as a result of the unfavorable effect of unrecognized tax benefits for losses in jurisdictions where we believe it is more likely than not that we will not be able to utilize those losses.

Net Income / Loss for the Year

As a result of the above factors, we recognized a net loss of €4 million, in the year ended December 31, 2016 compared to a net loss of €552 million in the year ended December 31, 2015.

Results of Operations for the years ended December 31, 2015 and 2014

	For the year ended December 31,
	2015		2014
	(€ in millions and as a % of revenues)
		%		%
Continuing operations
Revenue	5,153	100%	3,666	100%
Cost of sales	(4,703)	91%	(3,183)	87%

Gross profit	450	9%	483	13%

Selling and administrative expenses	(245)	5%	(200)	5%
Research and development expenses	(35)	1%	(38)	1%
Restructuring costs	(8)	—	(12)	—
Impairment	(457)	9%	—	—
Other losses net	(131)	3%	(83)	2%

Income (loss) from operations	(426)	8%	150	4%
Finance costs, net	(155)	3%	(58)	2%
Share of loss of joint ventures	(3)	—	(1)	—

Income (loss) before income taxes	(584)	11%	91	2%
Income tax benefit/(expense)	32	1%	(37)	1%

Net income/(loss)	(552)	11%	54	1%

Shipment volumes (in kt)	1,478	n/a	1,062	n/a
Revenue per ton (€ per ton)	3,486	n/a	3,452	n/a

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

Excluding the impact of the Wise Acquisition, our volumes decreased by 3%, or 27 kt, to 1,035 kt for the year ended December 31, 2015 compared to shipments of 1,062 kt for the year ended December 31, 2014. This decrease was primarily driven by lower shipment volumes from our P&ARP segment attributable to a decline in volumes of 28 kt or 5%, excluding the impact of the Wise Acquisition, over the period. The year over year decline in volumes was offset by a 6% increase in revenue per ton from €3,452 per ton in the year ended December 31, 2014 to €3,663 per ton in the year ended December 31, 2015, excluding the impact of the Wise Acquisition and the effect of foreign currency translation. This was primarily driven by favorable mix attributable to higher average prices on automotive and aerospace products.

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

Excluding the impact of the Wise Acquisition and the effect of foreign currency translation, the increase in cost of sales was driven by the following:

•	An increase of €140 million, or 7%, in the total cost of raw material and consumables used. Although total shipment volumes declined as explained further in the “Revenue” section above, the raw material and consumables cost per ton increased by 9%, reflective of the impact of metal price lag which changed from a positive impact in 2014 to a negative impact in 2015 (€72 million negative impact on cost of sales over the period) and higher combined LME prices and premium in the earlier part of 2015 and late 2014 over the comparable period in the prior year;

•	An increase of €38 million, or 7%, in employee benefit expenses in cost of sales driven by an increase in headcount across our businesses to support the continued expansion of our aerospace and automotive production capabilities and €6 million of employee benefit related to manufacturing system and process transformation and start-up and development costs;

•	An increase of €31 million in depreciation and amortization in cost of sales driven by increased investment in our production facilities in prior years to support our operations and respond to market demand.

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

Selling and Administrative Expenses

Selling and administrative expenses increased by 23%, or €45 million, to €245 million for the year ended December 31, 2015 from €200 million for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €19 million in selling and administrative expenses in the year ended December 31, 2015, and the effect of foreign currency translation, the increase was 10%, or €19 million, driven by a €14 million increase in employee benefit expenses included in selling, general, and administrative expenses. The increase in employee related expenses was both attributable to an increase in support functions headcount and external workforce to support future expansion combined with non-recurring costs related to the turnover in executive personnel and increase in share-based compensation plans.

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

Impairment

Impairment charges of €457 million were recorded in the year ended December 31, 2015 while no impairment charges were recorded in the year ended December 31, 2014. The charges recorded during the period were primarily comprised of a €49 million impairment related to our operations in Valais, Switzerland within the AS&I and A&T segments and a €400 million impairment related to Wise within our P&ARP segment. The Valais impairment was triggered by a combination of factors including unfavorable exposure to the strengthening Swiss franc during the period and declining market share in the aerospace market. The Wise impairment was triggered by continued under performance and actual results for the year ended December 31, 2015 showing a much lower financial performance than the initial business plan prepared as part of the Wise Acquisition, and the downgrade of the revised budget and strategic plan, notably after taking into account the commercial conditions of new sale agreements for the can/packaging business.

Other (Losses)/Gains, net

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

Realized losses recognized upon the settlement of derivative instruments increased by €80 million, to €93 million for the year ended December 31, 2015, from €13 million for the year ended December 31, 2014. Of these, realized losses on LME derivatives were €56 million in the year ended December 31, 2015 compared to €3 million in the year ended December 31, 2014. The year over year increase in the LME related loss was attributable to the decline in LME prices throughout the year. Realized losses on foreign exchange derivatives increased by €25 million to €37 million in the year ended December 31, 2015 from €12 million in the year ended December 31, 2014 as a result of the strengthening of the U.S. dollar against the Euro.

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

The loss on disposal and assets classified as held for sale in the year ended December 31, 2015 primarily related to the write-down of the value of assets at our plant in Carquefou, France upon our decision to sell the plant during the year. The loss recognized in the year ended December 31, 2014 primarily related to the disposal of our Tarascon sur Ariege plant in October 2014.

Finance Costs, net

Finance costs—net increased by €97 million, to €155 million for the year ended December 31, 2015, from €58 million in the year ended December 31, 2014. Finance costs—net was comprised of finance costs of €226 million and €88 million in the years ended December 31, 2015 and 2014, respectively, and finance income of €71 million and €30 million in the years ended December 31, 2015 and 2014, respectively.

Finance costs, net increased by €138 million to €226 million for the year ended December 31, 2015, from €88 million for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €61 million (net of the amortization of borrowing costs) of finance costs in the year ended December 31, 2015, finance costs increased by 87%, or €77 million. The increase in finance costs, excluding the impact of the Wise Acquisition, was primarily attributable to an increase in interest expense recognized on borrowings, an increase in realized and unrealized exchange losses on financing activities, and the offsetting impact of the absence of exit fees paid and the write-off of unamortized arrangement fees associated with the repayment of the 2013 Term Loan recognized in the year ended December 31, 2014.

Finance income increased by €41 million, to €71 million in the year ended December 31, 2015 from €30 million in the year ended December 31, 2014. There was no finance income contributed by Wise in the year ended December 31, 2015. The increase in finance income was primarily attributable to an increase in realized and unrealized gains on debt derivatives and an increase in realized and unrealized gains on financing activities, which almost fully offset the losses included in finance costs.

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

We recognized a net €48 million loss related to realized and unrealized exchange losses on financing activities in the year ended December 31, 2015 compared to a loss of €27 million in the year ended December 31, 2014. This activity was primarily comprised of foreign exchange transaction losses related to the revaluation of a portion of the Senior Notes denominated in U.S. dollars, which resides at Euro functional currency entities, and was driven by the further strengthening of the U.S. dollar over the period. We have entered into cross currency swaps and rolling foreign exchange forwards in order to offset this exposure to currency rate volatility. Realized and unrealized gains, included in finance income, recognized on the settlement and mark-to-market revaluation of these instruments, of €50 million and €29 million were recognized in the year ended December 31, 2015 and 2014, respectively.

Income Tax

Income tax for the year ended December 31, 2015 was a benefit of €32 million compared to an income tax expense of €37 million for the year ended December 31, 2014.

Our effective tax rate represented 5% of our loss before income tax for the year ended December 31, 2015 and 41% of our income before tax for the year ended December 31, 2014. This 36 percentage point change in our effective tax rate reflected an increase in composite statutory tax rate applicable by tax jurisdiction (the “blended tax rate”), from 31% in 2014 to 38 % in 2015 and significant reconciling items in both years.

The blended tax rate for the group reflected the mix of profits and losses in the different jurisdictions in which we are operating and notably a higher proportion of profit and losses in higher tax rate jurisdictions, primarily in the United States in the year ended December 31, 2015.

Reconciling items between our blended rate and our actual effective tax rate in 2015 included the following:

•	Unrecognized deferred tax assets in the amount of €174 million (or unfavorable 30 percentage points) primarily resulted from impairment charges recorded in connection with our Muscle Shoals assets,

•	Unrecognized deferred tax assets in the amount of €46 million (or unfavorable 8 percentage points) related to losses which are not expected to be recovered,

•	Derecognition of certain deferred tax assets of one of our Swiss entities for €24 million (or unfavorable 4 percentage points), and

•	Recognition of deferred tax assets previously unrecognized at one of our United States tax entities for €74 million (or favorable 13 percentage points).

Reconciling items between our blended rate and our actual effective tax rate in 2014, included the following:

•	Unrecognized deferred tax assets in the amount of €16 million (or unfavorable 18 percentage points) related to losses which are not expected to be recovered,

•	Derecognition of certain deferred tax assets of one of our Swiss entities for €6 million (or unfavorable 7 percentage points) and

•	Use of unrecognized deferred tax assets for €16 million (or favorable 18 percentage points) at one of our United States tax entities.

Net Income / Loss for the Year

As a result of the above factors, in the year ended December 31, 2015, we recognized a net loss of €552 million compared to an income of €54 million in the year ended December 31, 2014.

Segment Results

Segment Revenue

The following table sets forth the revenues for our operating segments for the periods presented:

	For the year ended December 31,
	2016		2015		2014
	(millions of € and as a % of revenue)
P&ARP	2,482	52%	2,742	53%	1,568	43%
A&T	1,279	27%	1,348	26%	1,192	32%
AS&I	993	21%	1,034	20%	875	24%
Holdings and Corporate	(11)	—	29	1%	31	1%

Total revenues from continuing operations	4,743	100%	5,153	100%	3,666	100%

P&ARP. Revenues in our P&ARP segment decreased by 9%, or €260 million, to €2,482 million in the year ended December 31, 2016, from €2,742 million for the year ended December 31, 2015, reflecting primarily lower revenue per ton driven by lower metal prices and relatively stable shipments. P&ARP shipments declined slightly by 2%, or 22kt, reflecting lower shipments in Packaging rolled products, primarily as a result of lower foil stock demand, and in Specialty and other thin-rolled products. These decreases were partially offset by a 25 kt, or 28%, increase in Automotive rolled products shipments. Revenue per ton decreased by 8% to €2,450 per ton in the year ended December 31, 2016 from €2,649 per ton in the year ended December 31, 2015, primarily as a result of decreases in LME and premium prices.

Revenues in our P&ARP segment increased by 75%, or €1,174 million, to €2,742 million in the year ended December 31, 2015, from €1,568 million for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €1,198 million to the segment’s revenue in the year ended December 31, 2015, revenue decreased by €24 million or 2%. Excluding the impact of the Wise Acquisition, shipments decreased by 5%, or 28 kt, to 592 kt for the year ended December 31, 2015, from 620 kt for the year ended December 31, 2014, driven by a 35 kt, or 7%, decrease in shipments of our packaging rolled products. The year over year decline in volumes was attributable to lower demand from can stock customers due to challenges and competition experienced in 2015, which was partially offset by automotive rolled product volume growth. A 3% increase in average prices from €2,529 per ton in the year ended December 31, 2014 to €2,608 in the year ended December 31, 2015, excluding the impact of the Wise Acquisition, partially offset the impact of the decline in volumes on the segment’s revenue.

A&T. Revenue at our A&T segment decreased by €69 million, or 5% to €1,279 million in the year ended December 31, 2016 from €1,348 million in the year ended December 31, 2015, reflecting lower revenue per ton driven by lower metal prices, a shift in a mix, partially offset by higher volumes. A&T shipments increased by 5% or 12kt, primarily as a result of higher shipments in Transportation, industry and other products. Revenue per ton decreased by 10% to €5,263 per ton in the year ended December 31, 2016 from €5,835 per ton in the year ended December 31, 2015, primarily reflecting lower LME and premium prices.

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

AS&I. Revenues in our AS&I segment decreased by 4%, or €41 million, to €993 million for the year ended December 31, 2016, from €1,034 million for the year ended December 31, 2015, reflecting lower revenue per ton driven by lower metal price, partially offset by increased volumes and favorable product mix. AS&I shipments increased 3%, or 5kt, reflecting higher shipments in both Other extruded products and Automotive extruded products.

Revenues in our AS&I segment increased by 18%, or €159 million, to €1,034 million for the year ended December 31, 2015, from €875 million for the year ended December 31, 2014. Excluding the effect of foreign currency translation, segment revenues increased by 13%, or €112 million, primarily driven by an 11% increase in revenue per ton, from €4,207 per ton in the year ended December 31, 2014 to €4,656 per ton in the year ended December 31, 2015. Volumes remained stable, with a slight increase in automotive shipments offset by a decrease in the shipment of other products. The year over year improvement in revenue per ton was attributable to a 21% increase within our automotive product line mainly due to favorable unit spread on sales to automotive customers.

Holdings and Corporate. Revenues in the Holdings and Corporate segment for the year ended December 31, 2016, include a €20 million one-time payment recorded as reduction of revenues related to renegotiation of a contract with one of Wise’s customers, partially offset by metal sales to third parties. Revenues in the Holdings and Corporate segment for the years ended December 31, 2015 and 2014 are primarily related to metal sales to third parties.

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

Our Chief Operating Decision Maker (“CODM”) measures the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs and impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

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

The following table shows Constellium’s consolidated Adjusted EBITDA for the years ended December 31, 2016, 2015 and 2014:

	For the year ended December 31,
	2016		2015		2014
	(millions of € and as a % of revenue)
P&ARP	201	8%	183	7%	118	8%
A&T	103	8%	103	8%	91	8%
AS&I	102	10%	80	8%	73	8%
Holdings and Corporate	(29)	n.m.	(23)	n.m.	(7)	n.m.

Total Adjusted EBITDA	377	8%	343	7%	275	8%

n.m. not meaningful

Total Adjusted EBITDA for the year ended December 31, 2016 was €377 million, which represented a €34 million, or 10% increase compared to €343 million of total Adjusted EBITDA for the year ended

December 31, 2015. This increase mainly reflected the positive impact of improved mix at our AS&I segment and operational improvements in our P&ARP segment, partially offset by increased costs from Holdings and Corporate.

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

The following table presents the primary drivers for changes in Adjusted EBITDA from the year ended December 31, 2015 to the year ended December 31, 2016 for each one of our three segments:

	P&ARP	A&T	AS&I
	(millions of €)
Adjusted EBITDA for the year ended December 31, 2015	183	103	80

Volume	(10)	20	7
Price and product mix	(22)	(43)	21
Costs	52	27	(7)
Foreign exchange and premium	(2)	(4)	2
Other changes	—	—	(1)

Adjusted EBITDA for the year ended December 31, 2016	201	103	102

P&ARP. Adjusted EBITDA at our P&ARP segment was €201 million for the year ended December 31, 2016 which represented a 10% increase from €183 million in the year ended December 31, 2015, mostly attributable to operational improvements, particularly at our Muscle Shoals facility, partially offset by a slight decrease in shipments and some decrease in price and mix. Adjusted EBITDA per metric ton for the year ended December 31, 2016 increased 13% from the prior year to €199 for the reasons noted.

Adjusted EBITDA at our P&ARP segment increased by 55%, or €65 million to €183 million for the year ended December 31, 2015, from €118 million for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €68 million of Adjusted EBITDA to this segment in the year ended December 31, 2015, Adjusted EBITDA decreased by €3 million or 3%, whereas Adjusted EBITDA per ton increased by 2% from €190 per ton in the year ended December 31, 2014 to €194 per ton in the year ended December 31, 2015. Overall, Adjusted EBITDA remained relatively stable. Lower shipment volumes, which had a negative impact of €14 million, were offset by better mix on the sale of higher margin automotive products, which had a positive impact of €8 million, as well as premium loss favorability and better control of production costs and overhead spending.

A&T. Adjusted EBITDA at our A&T segment was €103 million for the year ended December 31, 2016 which was in-line with the prior year as higher volumes and improved costs were offset by a less favorable product mix. Adjusted EBITDA per ton decreased 4% to €425 from €445 in the year ended December 31, 2015.

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

AS&I. Adjusted EBITDA at our AS&I segment was €102 million for the year ended December 31, 2016, a strong increase of 27% from the prior year, reflecting increased volumes, and improved price and mix due to solid end market demand in both our automotive and industry end markets. Adjusted EBITDA per ton increased 24% to €471 per ton in the year ended December 31, 2016 as compared to the prior year.

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

Holdings and Corporate. Adjusted EBITDA at our Corporate and Holdings segment was a loss of €29 million, for the year ended December 31, 2016 compared to losses of €23 million and €7 million in the years ended December 31, 2015 and 2014, respectively. The increase in the loss in the year ended December 31, 2016 versus the year ended December 31, 2015 was attributable to additional costs incurred in 2016, in connection with changes in our executive management team.

The increase in the loss from the year ended December 31, 2014 to the year ended December 31, 2015 is primarily attributable to the impact of non-recurring costs incurred in the current period and the reversal of an environmental provision in the year ended December 31, 2014, which, together, represented approximately €7 million of the year over year change. Foreign currency transactional losses at our Swiss corporate entity driven by the strengthening of the Swiss franc against the Euro during the period along with increased employee benefit expense also contributed significantly to the remaining balance of the year over year change.

The following table reconciles our net income or loss for each of the three years in the period ending December 31, 2016 to our Adjusted EBITDA for the years presented:

	For the year ended December 31,
	2016	2015	2014
(€ in millions)
Net (loss) / income	(4)	(552)	54
Net income from discontinued operations	—	—	—
Other expenses	—	—	—
Finance costs, net	167	155	58
Income tax expense / (benefit)	69	(32)	37
Share of loss of joint ventures	14	3	1
Metal price lag(a)	(4)	34	(27)
Start-up and development costs(b)	25	21	11
Manufacturing system and process transformation costs(c)	5	11	1
Wise integration and acquisition costs	2	14	34
Wise one-time costs(d)	20	38	—
Wise purchase price adjustment(e)	(20)	—	—
Share-based compensation	6	7	4
Loss / (Gains) on Ravenswood OPEB plan amendment	—	5	(9)
Swiss pension plan settlements	—	—	(6)
Income tax contractual reimbursements	—	—	(8)
Depreciation and amortization	155	140	49
Impairment(f)	—	457	—
Restructuring costs	5	8	12
Unrealized (gains) / losses on derivatives	(71)	20	53
Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities—net	(3)	3	(1)
Losses on disposals and assets classified as held for sale	10	5	5
Other(g)	1	6	7

Adjusted EBITDA	377	343	275

(a)	Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(b)	For the year ended December 31, 2016 and 2015, new sites start-up costs and business development initiatives include respectively €20 million and €16 million related to BiW/ABS growth projects both in Europe and the United States.
(c)	For the years ended December 31, 2016 and 2015, manufacturing system and process transformation costs related to supply chain reorganization mainly in our A&T operating segment.
(d)

For the year ended December 31, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal business terms. For the year ended December 31, 2015,

Wise one-time costs related to non-cash step-up in inventory costs on the acquisition of Wise entities (effects of purchase price adjustment for €12 million), to losses incurred on the unwinding of Wise previous hedging policies (€4 million) and to Midwest premium losses (€22 million).
(e)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in 2016. We received a cash payment of €21 million and recorded a €20 million net gain.
(f)	Includes mainly for the year ended December 31, 2015, an impairment charge of €400 million related to Muscle Shoals intangible assets and property, plant and equipment and €49 million related to Constellium Valais Property, plant and equipment.
(g)	For the year ended December 31, 2016, other includes individually immaterial other adjustments offset by €4 million of insurance proceeds.

Liquidity and Capital Resources

Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties and related parties.

Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash flows from operations, cash on hand, new debt issuances or refinancing of existing debt facilities, and availability under our factoring and revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our ability to fund working capital needs, debt payments and other obligations depends on our future operating performance and cash flows and many factors outside of our control, including the costs of raw materials, the state of the overall industry and financial and economic conditions and other factors, including those described under the following risk factors within “Item 3. Key Information—D. Risk Factors.”

•	A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships;

•	We have substantial leverage and may be unable to obtain sufficient liquidity to operate our business and service our indebtedness;

•	The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition; and

•	Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments.

It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we enter into combinations of forward contracts and currency options with financial institutions, selling forward U.S. dollars against Euros. In addition, as discussed in “Item 4. Information on the Company—B. Business Overview—Managing our Metal Price Exposure,” when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S. dollar appreciates versus the Euro or the LME price for aluminium falls, the derivative contracts entered into with financial institution counterparties have a negative mark-to-market. Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Company from the potential margin calls for significant market movements, we maintain additional cash or availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor margin requirements on a daily basis for adverse movements in the U.S. dollar versus the Euro and in aluminium prices. No margins were posted at December 31, 2016 or December 31, 2015.

At December 31, 2016, we had €537 million of total liquidity, comprised of €347 million in cash and cash equivalents, €150 million of undrawn credit facilities under our ABL facilities, €33 million available under our factoring arrangements, and €7 million under a revolving credit facility.

Cash Flows

In 2016, we changed the presentation of interest paid in our cash flow statement. Interest paid, which we previously reported as financing cash flows, is now reported in operating cash flows and comparative numbers for the prior years were reclassified to conform to the current year presentation.

The following table summarizes our operating, investing and financing activities for the years ended December 31, 2016, 2015 and 2014:

	For the year ended December 31,
	2016	2015	2014
	(€ in millions)
Net cash Flows from/(used) in:
Operating activities	88	368	173
Investing activities	(365)	(722)	(216)
Financing activities	145	(165)	792

Net (decrease)/increase in cash and cash equivalents, excluding the effect of exchange rate changes	(132)	(519)	749

See note 2.6 of our consolidated financial statements.

Net cash Flows from Operating Activities

Net cash from operating activities in the year ended December 31, 2016 decreased by €280 million to €88 million, from an inflow of €368 million in the year ended December 31, 2015. The year over year decrease in operating cash flows is attributable to changes in working capital including working capital improvements at Wise in 2015, following the acquisition, that were not repeated in 2016 and a €31 million year over year increase in interest paid, partially offset by an €98 million increase in cash flow from operating activities before working capital changes. In the year ended December 31, 2016, cash flows used in working capital amounted to €42 million reflecting an €180 million increase in working capital before factoring, partially offset by €137 million of additional non-recourse factoring in the period. In the year ended December 31, 2015, positive cash flows from working capital amounted to €336 million reflecting stable working capital before factoring and €335 million of additional non-recourse factoring in the period.

Net cash from operating activities increased by €195 million, from an inflow of €173 million in the year ended December 31, 2014, to an inflow of €368 million in the year ended December 31, 2015. The year over year increase in operating cash flows is primarily attributable to a €335 million increase in the amount of receivables factored at the end of the year and the liquidation of the acquired Wise receivables during the year. This inflow was partially offset by the impact of the timing of vendor payments made.

Net Cash Flows used in Investing Activities

Cash flows used in investing activities in the year ended December 31, 2016 decreased by €357 million to €365 million from €722 million for the year ended December 31, 2015. The main driver of the difference was the net consideration of €348 million paid in connection with the Wise Acquisition. Capital expenditures of €355 million were stable compared to the prior year. Cash flows used in investing activities in the year ended December 31, 2016 also included €37 million of equity contributions and loans to joint ventures, related to Constellium – UACJ ABS LLC, our joint venture with UACJ.

Cash flows used in investing activities increased by €506 million to €722 million for the year ended December 31, 2015, from €216 million for the year ended December 31, 2014, mainly driven by the net consideration paid in connection with the Wise Acquisition of €348 million, a €151 million increase in capital expenditures, €71 million of which was contributed by Wise. Cash flows used in investing activities also included €34 million of equity contributions and loans to joint ventures, primarily related to Constellium – UACJ ABS LLC.

For further details on capital expenditures projects, see the “—Historical Capital Expenditures” section below.

Net Cash flows used in Financing Activities

Net cash flows from financing activities in the year ended December 31, 2016 increased by €310 million to €145 million from an outflow of €165 million for the year ended December 31, 2015. Net cash provided by financing activities reflected the net impact of €375 million in proceeds from the issuance of the Constellium N.V. Senior Secured Notes in March 2016 and a €148 million outflow relating to the redemption of the Wise Senior PIK Toggle Notes in the fourth quarter of 2016. The outflow in the year ended December 31, 2016 also included €69 million in repayments made on the Wise ABL Facility and other loans.

Net cash flows from financing activities was an outflow of €165 million for the year ended December 31, 2015, compared to an inflow of €792 million for the year ended December 31, 2014. Net cash provided by financing activities in the year ended December 31, 2014 reflected the net impact of €1,153 million in proceeds from the issuance of the Constellium N.V. Senior Notes in May and December and repayment of €331 million in outstanding principal under the Term Loan. In the year ended December 31, 2015, no new debt was issued. The outflow in the year ended December 31, 2015 also included €211 million in repayments made on the Ravenswood ABL Facility and other loans.

Historical Capital Expenditures

The following table provides a breakdown of the historical capital expenditures for property, plant and equipment by segment for the periods indicated:

	For the year ended December 31,
	2016	2015	2014
	(€ in millions)
P&ARP	166	170	74
A&T	96	112	71
AS&I	84	60	48
Intersegment and Other	9	8	6

Total from continuing operations	355	350	199

Capital expenditures were €355 million in the year ended December 31, 2016, a slight increase from €350 million in the year ended December 31, 2015. Significant capital expenditure projects undertaken during the year ended December 31, 2016 included our Body-in-White investments in Europe and in the U.S., investments in our AS&I segment in response to OEM demand and investments in our new facility in Ontario. A&T segment capital expenditure decreased compared to 2015 mainly reflecting 2015 significant investment in a second Airware casthouse in our Issoire facility and capital investments at our Ravenswood, West Virginia facility, to support improved production capacity and manufacturing efficiency within the A&T segment. P&ARP capital expenditures were stable, including €107 million spent on Body-in-White projects in Europe and the U.S. in 2016 and €82 million in 2015.

The main projects undertaken during the year ended December 31, 2015 included the Body-in-White capacity extension and the conversion of the Muscle Shoals plant acquired in 2015 to an automotive product production facility within the P&ARP segment, and projects related to the Airware casthouse and capital investments, mainly at our Issoire and Ravenswood, West Virginia facilities, to support improved production capacity and manufacturing efficiency within the A&T segment.

Capital expenditures increased by €151 million, or 76%, to €350 million for the year ended December 31, 2015, from €199 million in the year ended December 31, 2014, as a result of the continuation of existing projects and new projects, including €62 million spent on Body-in-White projects in Europe and the United States and €21 million spent on Airware-related projects which were in progress during 2014. Expenditures related to new projects included €33 million related to production capacity improvements at our A&T facilities and €39 million related to the Muscle Shoals plant conversion project.

As at December 31, 2016 we had €221 million of construction in progress which primarily related to our continued maintenance, modernization and expansion projects at our Muscle Shoals, Neuf Brisach, Issoire, Van Buren, Decin, Ravenswood and Singen facilities.

Our principal capital expenditures are expected to total approximately €1,400 million in the years ended December 31, 2017 to 2021, in the aggregate. We currently expect all of our capital expenditures to be financed with cash on hand, cash flow for operations and external financing.

Covenant Compliance

The indentures governing our outstanding debt securities contain no maintenance covenants but contain customary affirmative and negative covenants that, among other things, restrict, subject to certain exceptions, our ability and the ability of our subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividends and other restricted payments.

The Unsecured Revolving Credit Facility was terminated on March 30, 2016 in connection with the issuance of the Senior Secured Notes.

The Ravenswood ABL Facility described in “Item 10. Additional Information—C. Material Contracts—Ravenswood ABL Facility,” contains a financial maintenance covenant that requires Ravenswood to maintain excess availability of the greater of (i) $10 million and (ii) 10% of the aggregate revolving loan commitments. Ravenswood is currently in compliance with this financial maintenance covenant. The Ravenswood ABL Facility also contains customary negative covenants on liens, investments and restricted payments related to Ravenswood.

The Wise ABL Facility requires the maintenance of a fixed charge coverage ratio if the excess availability falls below the greater of 10% of the aggregate revolving loan commitment and $20 million. Wise’s excess availability as of December 31, 2016 was above 10% of the aggregate borrowing base and was greater than $20 million and as such, the Company was not required to comply with the ratio requirement.

The Wise Factoring facility contains customary covenants and the factors’ commitment to purchase the receivables is subject to the maintainance of certain credit rating levels.

We were in compliance with our covenants throughout 2016 and 2015 and as of December 31, 2016 and 2015.

See “Item 10. Additional Information—C. Material Contracts” for a description of our significant financing arrangements.

Off-Balance Sheet Arrangements

As of December 31, 2016, we have no significant off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our estimated material contractual cash obligations and other commercial commitments at December 31, 2016:

		Cash payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(unaudited, € in millions)
Borrowings(1)	2,382	54	626	703	999
Interest(2)	785	170	284	206	125
Derivatives relating to currencies and metal	99	35	29	32	3
Operating lease obligations(3)	105	17	13	27	48
Capital expenditures	88	86	2	—	—
Finance leases(4)	71	13	13	23	22

Total(5)	3,530	375	967	991	1,197

(1)	Borrowings include our ABL Facilities which are considered short-term in nature and is included in the category “Less than 1 year.” Borrowings include our $650 million Wise Metals Group LLC Senior Secured Notes due 2018 (€617 million at closing rate) which were outstanding at December 31, 2016 but were redeemed in February 2017. Borrowings do not include our $650 million Constellium N.V. Senior Notes due 2025 (€617 million at closing rate) which were issued in February 2017.
(2)	Interests under the May 2014 Senior Notes accrue at a rate of 5.750% per annum on the U.S. Dollar Notes and 4.625% per annum on the Euro Notes. Interests under the December 2014 Senior Notes accrue at a rate of 8.00% per annum on the U.S. Dollar Notes and 7.00% on the Euro Notes. Interests under the Wise Metals Group LLC Senior Notes which were redeemed in February 2017 accrue at a rate of 8.750% per annum. Interests under the February 2017 Senior Notes accrue at a rate of 6.625% per annum.
(3)	Operating leases relate to buildings, machinery and equipment.
(4)	Finance leases primarily relates to a sale-leaseback transaction in the U.S.
(5)	Retirement benefit obligations of €735 million are not presented above as the timing of the settlement of this obligation is uncertain.

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

Finally, we also participate in various multi-employer pension plans in one of our facilities in the United States.

For the year ended December 31, 2016, the total expense recognized in the income statement in relation to all our pension and post-retirement benefits was €51 million (compared to €48 million for the year ended December 31, 2015). At December 31, 2016, the fair value of the plans assets was €391 million (compared to €362 million as of December 31, 2015). At December 31, 2016, the present value of our obligations of €1,126 million (compared to €1,063 million as of December 31, 2015), resulting in an aggregate plan deficit of €735 million and €701 million as of December 31, 2016 and 2015, respectively.

Our estimated funding for our funded pension plans and other post-retirement benefit plans is based on actuarial estimates using benefit assumptions for discount rates, rates of compensation increases, and health care cost trend rates. The deficit related to the funded pension plan and the present value of the unfunded obligations as of December 31, 2016 were €330 million and €405 million, respectively. The deficit related to funded pension plan and other benefits and the present value of the unfunded obligations as of December 31, 2015 were €319 million and €382 million, respectively. Estimating when the obligations will require settlement is not practicable and therefore these have not been included in the Contractual Obligations table above.

Contributions to pension and other benefit plans totaled €48 million for the year ended December 31, 2016 (compared to €50 million for the year ended December 31, 2015).

Contributions to our multi-employer plans amounted to approximately €3 million for each of the two years ended December 31, 2016 and 2015.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

Our principal accounting policies are set out in Note 2 to the audited consolidated financial statements, which appear elsewhere in this Annual Report. New standards and interpretations not yet adopted are also disclosed in Note 2.6 to our audited consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table provides information regarding our executive officers and the members of our board of directors as of the date of this Annual Report (ages are given as of December 31, 2016). The business address of each of our executive officers and directors listed below is c/o Constellium, Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Name	Age	Position	Date of Appointment
Richard B. Evans	69	Chairman	January 5, 2011
Jean-Marc Germain	50	Director	June 15, 2016
Guy Maugis	63	Director	January 5, 2011
Philippe Guillemot	57	Director	May 21, 2013
Werner P. Paschke	66	Director	May 21, 2013
Michiel Brandjes	62	Director	June 11, 2014
Peter F. Hartman	67	Director	June 11, 2014
John Ormerod	67	Director	June 11, 2014
Lori A. Walker	59	Director	June 11, 2014
Martha Brooks	57	Director	June 15, 2016

Pursuant to a shareholders agreement between the Company and Bpifrance, Mr. Maugis was selected to serve as a director by Bpifrance.

Richard B. Evans. Mr. Evans has served as a director since January 2011 and as our Chairman since December 2012. Mr. Evans is currently an independent director of CGI, an IT consulting and outsourcing company. In 2016, Mr. Evans resigned as a non-Executive Director of Noranda Aluminum Holding Corporation following its successful liquidation through the Chapter 11 bankruptcy process. He retired in May 2013 as non-executive Chairman of Resolute Forest Products, a Forest Products company based in Montreal. He retired in April 2009 as an executive director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd., and as Chief Executive Officer of Rio Tinto Alcan Inc., a wholly owned subsidiary of Rio Tinto. Previously, Mr. Evans was President and Chief Executive Officer of Montreal based Alcan Inc. from March 2006 to October 2007, and led the negotiation of the acquisition of Alcan by Rio Tinto in October 2007. He was Alcan’s Executive Vice President and Chief Operating Officer from September 2005 to March 2006. Prior to joining Alcan in 1997, he held various senior management positions with Kaiser Aluminum and Chemical Company during his 27 years with that company. Mr. Evans is a past Chairman of the International Aluminum Institute (IAI) and is a past Chairman of the Washington, DC-based U.S. Aluminum Association. He previously served as Co-Chairman of the Environmental and Climate Change Committee of the Canadian Council of Chief Executives and as a member of the Board of USCAP, a Washington, DC-based coalition concerned with climate change.

Jean-Marc Germain. Mr. Germain has served as an executive director since June 2016 and as our Chief Executive Officer since July 2016. Prior to joining Constellium, Jean-Marc Germain was Chief Executive Officer of Algeco Scotsman, a Baltimore-based leading global business services provider focused on modular space and secure portable storages. Previously, Mr. Germain held numerous leadership positions in the aluminium industry including senior executive roles in operations, sales & marketing, financial planning and strategy with Pechiney, Alcan and Novelis. His last position with Novelis from 2008 to 2012 was as President for North American operations. Earlier in his career, he held a number of international positions with Bain & Company and GE Capital. Mr. Germain is a graduate of Ecole Polytechnique in Paris, France and a dual French and American citizen.

Guy Maugis. Mr. Maugis has served as a non-executive director since 2011. Mr. Maugis is advisor of the Board of Robert Bosch GmbH, after being President of Robert Bosch France SAS for 12 years. The French subsidiary covers all the activities of the Bosch Group, a leader in the domains of the Automotive Equipments, Industrial Techniques and Consumer Goods and Building Techniques. He is also President of the French-German Chamber of Commerce and Industry. Mr. Maugis is a former graduate of Ecole Polytechnique, Engineer of “Corps des Ponts et Chaussées” and worked for several years at the Equipment Ministry. At Pechiney, he managed the flat rolled products factory of Rhenalu Neuf-Brisach. At PPG Industries, he became President of the European Flat Glass activities. With the purchase of PPG Glass Europe by ASAHI Glass, Mr. Maugis assumed the function of Vice-President in charge of the business development and European activities of the automotive branch of the Japanese group.

Philippe Guillemot. Mr. Guillemot has served as a non-executive director since May 2013. He has nearly thirty-five years of experience in Automotive, Energy and the Telecom industry, where he held CEO and COO positions leading many successful transformations. Mr. Guillemot served as Chief Operating Officer of Alcatel-Lucent until a successful turnaround led to Nokia’s full acquisition at the end of 2016. From April 2010 to February 2012, he served as Chief Executive Officer of Europcar Group. From 2010 to 2012, Mr. Guillemot served as a director and audit committee member of Visteon Corp. Mr. Guillemot served as Chairman and CEO of Areva T&D from 2004 to 2010, and as division Vice President at Valeo and then Faurecia from 1998 to 2003. Mr. Guillemot began his career at Michelin, where he held various positions in quality and production at sites in Canada, France and Italy. He was a member of Booz Allen Hamilton’s Automotive Practice from 1991 to 1993 before returning to Michelin to serve as an operations manager, director of Michelin Group’s restructuring in 1995-1996, Group Quality Executive Vice-President, Chief Information Officer and member of the Group Executive Committee. Mr. Guillemot received his undergraduate degree in 1982 from Ecole des Mines in Nancy and received his MBA from Harvard Business School in Cambridge, MA in 1991.

Werner P. Paschke. Mr. Paschke has served as a non-executive director since May 2013. Mr. Paschke is an independent director of Braas Monier Building Group SA, where he chairs the audit committee. In previous years he has served on the Supervisory Boards of Conergy Aktiengesellschaft, Coperion GmbH, and several smaller companies. Between 2003 and 2006, Mr. Paschke served as Managing Director and Chief Financial Officer of Demag Holding in Luxemburg, where he was responsible for actively enhancing the value of seven former Siemens and Mannesmann units. From 1992 to 2003 he worked for Continental AG, since 1994 as ‘Generalbevollmächtigter’ for corporate controlling, plus later accounting. From 1989 to 1992 he served as Chief Financial Officer for General Tire Inc. in Akron, Ohio, USA. From 1973 to 1987 he held different positions at Continental AG in finance, distribution, marketing and controlling. Mr. Paschke studied economics at Universities Hannover, Hamburg and Munster/Westphalia and is a 1993 graduate of the International Senior Management Program at Harvard University.

Michiel Brandjes. Mr. Brandjes has served as a non-executive director since June 2014. He served as Company Secretary and General Counsel Corporate of Royal Dutch Shell plc from 2005 to 2017. Mr. Brandjes formerly served as Company Secretary and General Counsel Corporate of Royal Dutch Petroleum Company. He served for 25 years on numerous legal and non-legal jobs in the Shell Group within the Netherlands and abroad, including as head of the legal department in Singapore and as head of the legal department for North East Asia based in Beijing and Hong Kong. Before he joined Shell, Mr. Brandjes worked at a law firm in Chicago after graduating from law school at the University of Rotterdam and at Berkeley, California. He has published a number of articles on legal and business topics, is a regular speaker on corporate legal and governance topics and serves in a number of advisory and non-executive director positions not related to Shell or Constellium.

Peter F. Hartman. Mr. Hartman has served as a non-executive director since June 2014. He serves as Vice Chairman of Air France KLM since July 2013. He also serves as member of the supervisory boards of Fokker Technologies Group B.V since 2013 (chairman since 2016), Air France KLM S.A. since 2010 (member of the audit committee since July 2016), Royal KPN N.V. since April 2015 (chairman of the remuneration committee) and Texel Airport N.V. since mid-2013 (chairman since January 2014). Previously, Mr. Hartman served as President and CEO of KLM Royal Dutch Airlines from 2007 to 2013, and as member of the supervisory boards of Kenya Airways from 2004 to 2013, Stork B.V. from 2008 to 2013, CAI Compagnia Aerea Italiana S.p.A. from 2009 to January 2014, Delta Lloyd Group N.V. from 2010 to May 2014 and Royal Ten Cate N.V. from July 2013 to February 2016. Mr. Hartman received a Bachelor’s degree in Mechanical Engineering from HTS Amsterdam, Amsterdam and a Master’s degree in Business Economics from Erasmus University, Rotterdam.

John Ormerod. Mr. Ormerod has served as a non-executive director since June 2014. Mr. Ormerod is a chartered accountant and has worked for over 30 years in public accounting firms. He served for 32 years at Arthur Andersen, serving in various client service and management positions, with last positions held from 2001 to 2002 serving as Regional Managing Partner UK and Ireland, and Managing Partner (UK). From 2002 to 2004, he was Practice Senior Partner for London at Deloitte (UK) and was member of the UK executives and Board. Mr. Ormerod is a graduate of Oxford University. Mr. Ormerod currently serves in the following director positions: since 2006, as non-executive director and Chairman of the audit committee of Gemalto N.V., and as member of the compensation committee; since 2008, as non-executive director of ITV plc, and as member of the remuneration and nominations committees, and as Chairman of the audit committee since 2010. Until December 31, 2015, Mr. Ormerod served as a non-executive director of Tribal Group plc., as member of the audit, remuneration and nominations committees and as Chairman of the board. Mr. Ormerod served as non-executive director and Chairman of the audit committee of Computacenter plc., and as member of the remuneration and nominations committees until April 1, 2015. Mr. Ormerod also served as a senior independent director of Misys plc. from 2006 to 2012, and as advisor and Chairman of the audit committee from 2005 to 2012.

Lori A. Walker. Ms. Walker has served as a non-executive director since June 2014. Ms. Walker currently serves as the audit committee chair of Southwire since 2014, and as a member of the audit and compensation committees of Compass Minerals since 2015. In August 2016, Ms. Walker was appointed to the Audit Committee Chair at Compass Minerals. Ms. Walker previously served as Chief Financial Officer and Senior Vice President of The Valspar Corporation from 2008 to 2013, where she led the Finance, IT and Communications teams. Prior to that position, Ms. Walker served as Valspar’s Vice President, Controller and Treasurer from 2004 to 2008, and as Vice President and Controller from 2001 to 2004. Prior to joining Valspar, Ms. Walker held a number of roles with progressively increasing responsibility at Honeywell Inc. during a 20-year tenure, with her last position there serving as director of Global Financial Risk Management. Ms. Walker holds a Bachelor of Science of Finance from Arizona State University and attended the Executive Institute Program and the Director’s College at Stanford University.

Martha Brooks. Ms. Brooks has served as a non-executive director since June 2016. Ms. Brooks was until her retirement in May 2009, President and Chief Operating Officer of Novelis, Inc, where she held senior positions since 2005. From 2002 to 2005, she served as Corporate Senior Vice President and President and Chief Executive Officer of Alcan Rolled Products, Americas and Asia. Before she joined Alcan, Ms. Brooks served 16 years with Cummins, the global leader in diesel engine and power generation from 1986 to 2002, ultimately running the truck and bus engine business. She is currently a member of the Boards of Directors of Bombardier Inc. and Jabil Circuit Inc. and has previously served as a director of Harley Davidson and International Paper. Ms. Brooks holds a BA in Economics and Political Science and a Master’s in Public and Private Management from Yale University.

The following persons are our officers as of the date of this Annual Report (ages are given as of December 31, 2016):

Name	Age	Title
Jean-Marc Germain	50	Chief Executive Officer
Peter R. Matt	54	Executive Vice President and Chief Financial Officer
Paul Warton	55	President, Automotive Structures and Industry business unit
Ingrid Joerg	47	President, Aerospace and Transportation business unit
Arnaud Jouron	48	President, Packaging and Automotive Rolled Products business unit
Philip Ryan Jurkovic	45	Senior Vice President and Chief Human Resources Officer
Jack Clark	57	Senior Vice President Manufacturing Excellence and Chief Technical Officer
Jeremy Leach	54	Vice President and Group General Counsel
Nicolas Brun	50	Vice President, Communications
Peter Basten	41	Executive Vice President, Strategy and Business Development

The following paragraphs set forth biographical information regarding our officers:

Peter R. Matt. Mr. Matt has served as our Executive Vice President and Chief Financial Officer Designate since November 2016 and became our Chief Financial Officer on January 1, 2017. Prior to joining Constellium, he spent 30 years in investment banking at First Boston/Credit Suisse where he built leading Metals and Diversified Industrials coverage practices. From 2010-2015, he was the Managing Director and Group Head at First Boston/Credit Suisse responsible for managing the firm’s Global Industrials business in the Americas. Throughout his career, Mr. Matt has worked closely with management teams across a broad range of competencies including business strategy, capital structure, capital allocation, investor communications, treasury and mergers and acquisitions. He is a graduate of Amherst College.

Paul Warton. Mr. Warton has served as President of our Automotive Structures & Industry business unit since January 2011, and previously held the same role at Alcan Engineered Products since November 2009. Mr. Warton joined Alcan Engineered Aluminum Products in November 2009. Following manufacturing, sales and management positions in the automotive and construction industries, he spent 17 years managing aluminium extrusion companies across Europe and in China. He has held the positions of President Sapa Building Systems & President Sapa North Europe Extrusions during the integration process with Alcoa soft alloy extrusions. Mr. Warton served on the Building Board of the European Aluminum Association (EAA) and was Chairman of the EAA Extruders Division. He holds an MBA from London Business School.

Ingrid Joerg. Ms. Joerg has served as President of our Aerospace and Transportation business unit since June 2015. Previously, Ms. Joerg served as Chief Executive Officer of Aleris Rolled Products Europe. Prior to joining Aleris, Ms. Joerg held leadership positions with Alcoa where she was President of its European and Latin American Mill Products business unit, and commercial positions with Amag Austria. Ingrid Joerg received a Master’s Degree in Business Administration from the University of Linz, Austria.

Arnaud Jouron. Mr. Jouron has served as President of our Packaging and Automotive Rolled Products business unit since December 2015. Before joining Constellium, he worked for ten years at ArcelorMittal serving as CEO of the Tubular Products Division and as CFO of Long Carbon Europe, and Stainless segments. Prior to ArcelorMittal, Mr. Jouron worked 12 years in various consulting firms, including McKinsey, Arthur D. Little and Bossard. Mr. Jouron is a graduate of France’s Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées.

Philip Ryan Jurkovic. Mr. Jurkovic has served as our Senior Vice President and Chief Human Resources Officer since November 2016. Prior to joining Constellium, Mr. Jurkovic was Senior Vice President and Chief Human Resources Officer of Algeco Scotsman. He started his career as a financial analyst before taking on various HR leadership roles in Europe, Asia and the U.S. with United Technologies and Novelis. Mr. Jurkovic has a BS from Allegheny College and an MBA from Purdue University.

Jack Clark. Mr. Clark has served as our Senior Vice President Manufacturing Excellence and Chief Technical Officer since October 2016. In this role, Mr. Clark is responsible for the technology organization at Constellium and supervises all EHS, Lean Continuous Improvement activities as well as Engineering, Reliability and CAPEX planning and execution. Prior to joining Constellium, Mr. Clark was Senior Vice President and Chief Technical Officer of Novelis. Mr. Clark graduated from Purdue University in Engineering and has more than 30 years of industry experience with Alcoa and Novelis on three continents.

Jeremy Leach. Mr. Leach has served as our Vice President and Group General Counsel and Secretary to the Board of Constellium since January 2011 and previously was Vice President and General Counsel at Alcan Engineered Products. Mr. Leach joined Pechiney in 1991 from the international law firm Richards Butler (now Reed Smith). Prior to becoming General Counsel at Alcan Engineered Products, he was the General Counsel of Alcan Packaging and held various senior legal positions in Rio Tinto, Alcan and Pechiney. He has been admitted in a number of jurisdictions, holds a law degree from Oxford University (MA Jurisprudence) and an MBA from the London Business School.

Nicolas Brun. Mr. Brun has served as our Vice President, Communications since January 2011, and previously held the same role at Alcan Engineered Products since June 2008. From 2005 through June 2008, Mr. Brun served in the roles of Vice President, Communications for Thales Alenia Space and also as Head of Communications for Thales’ Space division. Prior to 2005, Mr. Brun held senior global communications positions as Vice President External Communications with Alcatel, Vice President Communications Framatome ANP/AREVA, and with the Carlson Wagonlit Travel Group. Mr. Brun is currently President of Constellium Neuf-Brisach SAS since January 1, 2015. Mr. Brun attended University of Paris-La Sorbonne and received a degree in economics. He has a master’s degree in corporate communications from Ecole Française des Attachés de Presse and a certificate in marketing management for distribution networks from the Ecole Supérieure de Commerce in Paris.

Peter Basten. Mr. Basten has served as Executive Vice President, Strategy, Business Development, Research & Development since June 2016. He was previously our Vice President Strategy and Business Planning, the Managing Director of Soft Alloys Europe at our Automotive Structures and Industry Business Unit and our Vice President Strategic Planning & Business Development. Mr. Basten joined Alcan in 2005 as the Director of Strategy and Business Planning at Alcan Specialty Sheet, and became Director of Sales and Marketing in 2008, responsible for the aluminium packaging applications markets. Prior to joining Alcan, Mr. Basten worked as a consultant at Monitor Group, a Strategy Consulting firm. His assignments ranged from developing marketing, corporate, pricing and competitive strategy to M&A and optimizing manufacturing operations. Mr. Basten holds degrees in Applied Physics (Delft University of Technology, Netherlands) and Economics & Corporate Management (ENSPM, France).

B.	Compensation

Non-Executive Director Compensation

For 2016, each of our non-executive directors was paid an annual retainer of €60,000 and received €2,000 for each meeting of the board of directors they attended in person and €1,000 for each meeting they attended by telephone. In addition, the Chairman of the audit committee received an annual retainer of €15,000, and the Chairman of each of the human resources and remuneration, the environment, health and safety and the nominating/governance committees received an annual retainer of €8,000.

Mr. Evans, as Chairman of the board of directors, was paid an additional €60,000 per year for his services, a position to which he was appointed on December 6, 2012.

In addition, on June 15, 2016, our non-executive directors received a grant of restricted stock units having a grant date fair value equal to $50,000 for the Chairman of the Board and $40,000 for each other non-executive director.

The following table sets forth the remuneration due in respect of our 2016 fiscal year to our non-executive directors:

Name	Annual Director Fees	Board/ Committee Attendance Fees	Equity Awards(1)	Total
Richard B. Evans	€128,000	€33,000	€44,469	€205,469
Michiel Brandjes	€60,000	€18,000	€35,577	€113,577
Martha Brooks(2)	€30,000	€13,000	€35,577	€78,577
Philippe Guillemot	€60,000	€28,000	€35,577	€123,577
Peter F. Hartman	€68,000	€23,000	€35,577	€126,577
Guy Maugis	€68,000	€28,000	€35,577	€131,577
John Ormerod	€60,000	€32,000	€35,577	€127,577
Werner P. Paschke	€75,000	€25,000	€35,577	€135,577
Lori A. Walker	€60,000	€29,000	€35,577	€124,577

(1)	The amount reported in this column represents the grant date fair value of restricted stock unit awards granted on June 15, 2016, computed in accordance with IFRS 2. On June 15, 2016, Mr. Evans was granted 11,062 restricted stock units and all other non-executive directors were granted 8,850 restricted stock units each. Such restricted stock units vest 50% on each anniversary date of the grant date. See Note 28 to the consolidated financial statements. Amounts have been converted to Euros based on an exchange rate of 0.8894 dollars to Euros to reflect the equivalent of $50,000 for the Chairman and $40,000 for each other non-executive director.
(2)	Prior to her appointment as a member of the Board on June 15, 2016, Ms. Brooks also received $57,000 as an advisor to the board of directors.

Officer Compensation

The table below sets forth the remuneration paid during our 2016 fiscal year to certain of our executive officers. They include Pierre Vareille, our Chief Executive Officer until July 11, 2016, Jean-Marc Germain, our Chief Executive Officer from July 11, 2016, Didier Fontaine, our Chief Financial Officer until September 8, 2016, Corinne Fornara, our Interim Chief Financial Officer between September 8, 2016 and December 31, 2016, and Peter Matt, our Chief Financial Officer who joined as Chief Financial Officer Designate on November 1,

2016 (and who became our Chief Financial Officer on January 1, 2017), Paul Warton, our President Automotive Structures & Industry, Ingrid Joerg, our President Aerospace & Transportation, and Arnaud Jouron, our President Packaging & Automotive Rolled Products. The remuneration information for our executive officers other than our Chief Executive Officers Pierre Vareille and Jean-Marc Germain is presented on an aggregate basis in the row “Other Executive Officers” in the table below.

Name	Base Salary Paid	Bonus EPA Paid	Equity Awards(1)	Pension(2)	Other Compensation(3)	Total(4)
Pierre Vareille	€459,466	€953,471	€—	€52,098	€252,560	€1,717,595
Jean-Marc Germain(5)	€409,532	€—	€2,075,568	€—	€80,446	€2,565,546
Other Executive Officers (Didier Fontaine, Corinne Fornara, Peter Matt, Paul Warton, Ingrid Joerg, Arnaud Jouron)	€2,250,943	€1,546,357	€2,058,356	€732,452	€650,633	€7,238,741

(1)	The amount reported in this column represents the grant date fair value of the awards granted in 2016, computed in accordance with IFRS 2. In 2016, Pierre Vareille was not granted any equity awards. Jean-Marc Germain was granted the following restricted stock unit awards in August 2016: (a) a performance-based restricted stock unit award with a target number of shares of 150,000 and a maximum number of 450,000 shares issuable, which award vests on the third anniversary of the grant date, subject to continued service and certain market-related performance conditions being satisfied; (b) 100,000 time-based restricted stock units, which vest on the third anniversary of the grant date, subject to continued service; and (c) 100,000 restricted stock units, which vest 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date, subject, in each case, to continued service. Our other executive officers were granted, in the aggregate, 65,000 time-based restricted stock units, and 220,000 performance-based restricted stock units. The time-based restricted stock units vest 100% after a two- or three-year service period following the grant date and the performance-based restricted stock units vest on the third anniversary of the grant date, subject to continued service and certain market-related performance conditions being satisfied. See Note 28 to the consolidated financial statements for more information.
(2)	Pension represents amounts contributed by the Company during the 2016 fiscal year to the French, U.S. and Swiss states as part of the employer overall pension requirements apportioned to the base salary of these individuals.
(3)	Other compensation for Mr. Vareille includes imputed payments made in 2016 for lunch allowance, vacation balance payment and for a non-compete agreement. Mr. Vareille will be entitled to €330,256 in 2017 for amounts due under his non-compete agreement and a portion of the unpaid 2016 bonus, and €256,132 in 2018 for the balance of his unpaid 2016 bonus. Other compensation for Mr. Germain includes a car allowance and $84,800 for his service as an advisor to the board of directors prior to his appointment as Chief Executive Officer on July 11, 2016. Other compensation for Mesdames Fornara and Joerg as well as for Messrs. Fontaine, Matt, Warton and Jouron includes the cost to the Company of providing a company car, lunch allowance and tax services during 2016.
(4)	Amounts reported in the total reflect proration for individuals who were not employed by the Company for all of 2016.
(5)	Prior to his appointment as CEO on July 11, 2016, Mr. Germain acted as advisor to the board of directors and his related fees are included in the table under “Other Compensation.”

The total remuneration paid to our executive officers, including Messrs. Vareille, Germain, Fontaine, Matt and Ms. Fornara during our 2016 fiscal year amounted to €7,387,958, consisting of (i) an aggregate base salary of €3,119,941, (ii) aggregate short-term incentive compensation of €2,499,828, and (iii) aggregate other compensation in an amount equal to €983,639. The total amount contributed to the value of the pensions for such executive officers, including Messr. Vareille, during our 2016 fiscal year was €784,550.

Below is a brief description of the compensation and benefit plans in which our officers participate.

2016 Employee Performance Award Plan

Each of our officers participates in the Employee Performance Award Plan (which we refer to as the “EPA”). The EPA is an annual cash bonus plan intended to provide performance-related award opportunities to employees who contribute substantially to the success of Constellium. Under the EPA, participants are granted opportunities to earn cash bonuses (expressed as a percentage of base salary) based on the level of achievement of certain financial metrics established by our human resources and remuneration committee for the applicable annual performance period, EHS performance objectives approved by our human resources and remuneration committee, and individual and team objectives established by the applicable participant’s supervisor.

The level of awards granted under the EPA is generally determined to be:

•	70% based on the level of attainment of the applicable financial metrics (which we refer to as the “Financial Performance Award”);

•	10% based on the level of attainment of EHS performance objectives (which we refer to as the “EHS Performance Award”); and

•	20% based on the level of attainment of individual and team objectives (which we refer to as the “Individual/Team Performance Award”).

The Financial Performance Award is calculated on a quarterly basis and takes into account two components as defined and reported by the Company’s corporate controller: Adjusted Free Cash Flow/Operating Cash Flow and Adjusted EBITDA. Each of these components accounts for half of the Financial Performance Award (and as such, 35% of the total target award). To promote synergies throughout the Company, the EPA is designed to encourage individual plants, business units, and our corporate division to work closely together to achieve common strategic, operating, and financial goals. Therefore, the Financial Performance Award element of the EPA award is defined, depending on the level of the employee, on one or more financial results of Constellium and/or the applicable business unit and/or the site or operating unit, depending on the individual.

The EHS Performance Award is based on a yearly EHS objective for Constellium and the different entities established at the beginning of each performance period. There will be no payout for the EHS objective in the event of a fatality or type I (major) environmental event for all employees of the operating unit involved, all hierarchical line managers, the BU management and all employees on group level.

The Individual/Team Performance Award objectives are established yearly by the supervisor according to the Company’s performance management process. The performance rating on the two main objectives is used to calculate the EPA rating. The employee agrees with his or her supervisor as to which of the objectives will be used for the bonus calculation and indicated in the performance management system.

Awards are paid (generally subject to continued service through the end of the applicable annual performance period) in the year following the year for which such awards were granted. Each participant has a target award expressed as a percentage of the base salary as of December 31 of the applicable year, reflecting both the responsibilities of the position and the labor markets with which Constellium is competing.

The payout scale defines the performance levels and resulting payouts. The target performance level results in a payout at 100% of the bonus entitlement.

The threshold performance level is typically set at 80% of the target level. If the threshold performance level is not achieved, there is no bonus payout. Between the threshold performance level and the target performance level, the payout increases linearly between 0% and 100%.

The maximum performance target is set at 125% of the target level. This level results in a payout of 150% of the bonus entitlement. The payout between the target performance level and the maximum performance level is defined linearly.

The Financial Performance Award for corporate functions is capped by the highest payout in one of the business units. The plan is applicable to almost 1,300 employees worldwide.

For 2016, payouts for performance under the EPA were determined based on financials or EHS targets for any of: corporate results as a whole; the results of a business unit, operational unit or site; or a combination of these results. The potential financial payout that could have been earned by our employees in 2016 under our EPA plan varied according to the following results:

•	Financial results. The ratio of Company overall performance results in an average payout at 107% of our financial targets to the blended factors for our business units and/or operational units ranging from 60% to 121%.

•	EHS results. The EHS potential payout for the same employees in 2016 varied from 0% to 150%.

•	Individual Achievements. The potential payout in 2016 varied from 0% to 150%.

Constellium N.V. 2013 Equity Incentive Plan

The Company adopted the Constellium N.V. 2013 Equity Incentive Plan (the “Constellium 2013 Equity Plan”). The principal purposes of this plan are to focus directors, officers and other employees and consultants on business performance to help create shareholder value, to encourage innovative approaches to the business of the Company and to encourage ownership of our ordinary shares by directors, officers and other employees and consultants. It is also intended to recognize and retain our key employees and high potentials needed to sustain and ensure our future and business competitiveness.

The Constellium 2013 Equity Plan provides for a variety of awards, including “incentive stock options” (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)) (“ISOs”), nonqualified stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance units, other stock-based awards or any combination of those awards. The Constellium 2013 Equity Plan provides that awards may be made under the plan for 10 years. We have reserved a total of 7,292,291 ordinary shares for issuance under the Constellium 2013 Equity Plan, subject to adjustment in certain circumstances to prevent dilution or enlargement.

Administration

The Constellium 2013 Equity Plan is administered by our human resources and remuneration committee. The board of directors or the human resources and remuneration committee may delegate administration to one or more members of our board of directors. The human resources and remuneration committee has the power to interpret the Constellium 2013 Equity Plan and to adopt rules for the administration, interpretation and application of the Constellium 2013 Equity Plan according to its terms. The human resources and remuneration committee determines the number of our ordinary shares that will be subject to each award granted under the Constellium 2013 Equity Plan and may take into account the recommendations of our senior management in determining the award recipients and the terms and conditions of such awards. Subject to certain exceptions as may be required pursuant to Rule 16b-3 under the Exchange Act, if applicable, our board of directors may at any time and from time to time exercise any and all rights and duties of the human resources and remuneration committee under the Constellium 2013 Equity Plan.

Eligibility

Certain directors, officers, employees and consultants are eligible to be granted awards under the Constellium 2013 Equity Plan. Our human resources and remuneration committee determines:

•	which directors, officers, employees and consultants are to be granted awards;

•	the type of award that is granted;

•	the number of our ordinary shares subject to the awards; and

•	the terms and conditions of such awards, consistent with the Constellium 2013 Equity Plan.

Our human resources and remuneration committee has the discretion, subject to the limitations of the Constellium 2013 Equity Plan and applicable laws, to grant stock options, SARs and rights to acquire restricted stock (except that only our employees may be granted ISOs).

Stock Options

Subject to the terms and provisions of the Constellium 2013 Equity Plan, stock options to purchase our ordinary shares may be granted to eligible individuals at any time and from time to time as determined by our human resources and remuneration committee. Stock options may be granted as ISOs, which are intended to qualify for favorable treatment to the recipient under U.S. federal tax law, or as nonqualified stock options, which do not qualify for this favorable tax treatment. Subject to the limits provided in the Constellium 2013 Equity Plan, our human resources and remuneration committee has the authority to determine the number of stock options granted to each recipient. Each stock option grant is evidenced by a stock option agreement that specifies the stock option exercise price, whether the stock options are intended to be incentive stock options or nonqualified stock options, the duration of the stock options, the number of shares to which the stock options pertain and such additional limitations, terms and conditions as our human resources and remuneration committee may determine.

Our human resources and remuneration committee determines the exercise price for each stock option granted, except that the stock option exercise price may not be less than 100% of the fair market value of an ordinary share on the date of grant. All stock options granted under the Constellium 2013 Equity Plan expire no later than 10 years from the date of grant. Stock options are nontransferable except by will or by the laws of descent and distribution or, in the case of nonqualified stock options, as otherwise expressly permitted by our human resources and remuneration committee. The granting of a stock option does not accord the recipient the rights of a shareholder, and such rights accrue only after the exercise of a stock option and the registration of ordinary shares in the recipient’s name.

Stock Appreciation Rights

Our human resources and remuneration committee in its discretion may grant SARs under the Constellium 2013 Equity Plan. SARs may be “tandem SARs,” which are granted in conjunction with a stock option, or “free-standing SARs,” which are not granted in conjunction with a stock option. A SAR entitles the holder to receive from us, upon exercise, an amount equal to the excess, if any, of the aggregate fair market value of a specified number of our ordinary shares to which such SAR pertains over the aggregate exercise price for the underlying shares. The exercise price of a free-standing SAR may not be less than 100% of the fair market value of an ordinary share on the date of grant.

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

Each SAR is evidenced by an award agreement that specifies the exercise price, the number of ordinary shares to which the SAR pertains and such additional limitations, terms and conditions as our human resources and remuneration committee may determine. We may make payment of the amount to which the participant exercising the SARs is entitled by delivering ordinary shares, cash or a combination of stock and cash as set forth in the award agreement relating to the SARs. SARs are not transferable except by will or the laws of descent and distribution or, with respect to SARs that are not granted in “tandem” with a stock option, as expressly permitted by our human resources and remuneration committee.

Restricted Stock

The Constellium 2013 Equity Plan provides for the award of ordinary shares that are subject to forfeiture and restrictions on transferability to the extent permitted by applicable law and as set forth in the Constellium 2013 Equity Plan, the applicable award agreement and as may be otherwise determined by our human resources and remuneration committee. Except for these restrictions and any others imposed by our human resources and remuneration committee to the extent permitted by applicable law, upon the grant of restricted stock, the recipient will have rights of a shareholder with respect to the restricted stock, including the right to vote the restricted stock and to receive all dividends and other distributions paid or made with respect to the restricted stock on such terms as set forth in the applicable award agreement. During the restriction period set by our human resources and remuneration committee, the recipient is prohibited from selling, transferring, pledging, exchanging or otherwise encumbering the restricted stock to the extent permitted by applicable law.

Restricted Stock Units

The Constellium 2013 Equity Plan authorizes our human resources and remuneration committee to grant restricted stock units. Restricted stock units are not ordinary shares and do not entitle the recipient to the rights of a shareholder, although the award agreement may provide for rights with respect to dividend equivalents. The recipient may not sell, transfer, pledge or otherwise encumber restricted stock units granted under the Constellium 2013 Equity Plan prior to their vesting. Restricted stock units may be settled in cash, ordinary shares or a combination thereof as provided in the applicable award agreement, in an amount based on the fair market value of an ordinary share on the settlement date.

Performance Units

The Constellium 2013 Equity Plan provides for the award of performance units that are valued by reference to a designated amount of cash or to property other than ordinary shares. The payment of the value of a performance unit is conditioned upon the achievement of performance goals set by our human resources and remuneration committee in granting the performance unit and may be paid in cash, ordinary shares, other property or a combination thereof. Any terms relating to the termination of a participant’s employment will be set forth in the applicable award agreement.

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

Amendments

Our board of directors or our human resources and remuneration committee may amend, alter or discontinue the Constellium 2013 Equity Plan, but no amendment, alteration or discontinuation will be made that would materially impair the rights of a participant with respect to a previously granted award without such participant’s consent, unless such an amendment is made to comply with applicable law, including, without limitation, Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), stock exchange rules or accounting rules. In addition, no such amendment will be made without the approval of the Company’s shareholders to the extent such approval is required by applicable law or the listing standards of the applicable stock exchange.

2016 Awards

In 2016, our human resources and remuneration committee approved performance-based restricted stock unit grants under our Constellium 2013 Equity Plan for certain eligible employees, including our executive officers, that were based on targeted levels of relative total shareholder return (“TSR”). The human resources and remuneration committee establishes goals for the TSR in respect of each performance period and the designated numbers of shares that may be received by a participant based upon the achievement of each goal during the performance period. Each such performance-based stock unit grant vests over a three-year period, subject to continued service and the achievement of performance goals described below.

For each of the three annual performance periods during the three-year vesting period for the performance-based restricted stock units, our TSR is measured relative to the TSR of the following peer group established by our human resources and remuneration committee (and weighted as follows):

•	33% of the total peer group TSR is based on the TSR of the companies listed in the Dow Jones Industrial Average (“DJIA”).

•	33% of the total peer group TSR is based on the TSR of four of our competitors: Alcoa Corporation, Allegheny Technologies Incorporated, Carpenter Technology Corporation and Kaiser Aluminum Corporation (which we refer to as our “competitors” and which list of competitors is subject to adjustment as described below).

•	34% of the total peer group TSR is based on the TSR of four of our main partners: Rio Tinto, Ball, Airbus and Ford (which we refer to as our “partners”).

When calculating the relative TSR, each of the companies listed above as our competitors and our partners is given an equal relative weight of 25%.

The term TSR, as applied to the Company or any company in the peer groups, means the stock price appreciation from the beginning to the end of the applicable performance period, plus dividends and distributions made or declared during the performance period, expressed as a percentage return, and with respect to the DJIA, the variation of the DJIA index from the beginning to the end of the performance period, expressed as a percentage.

For purposes of computing the TSR, the stock price at the beginning of the performance period will be the average closing price of a share of common stock of the Company over the 20 trading days ending on the first day of the applicable performance period and the stock price at the end of the performance period will be the average closing price of an ordinary share over the 20 trading days ending on the last day of the applicable performance period, adjusted for changes in capital structure as set forth in the Constellium 2013 Equity Plan or as determined at the discretion of the human resources and remuneration committee.

The performance-based restricted stock units vest as follows:

•	If, for a given performance period, the Company’s TSR is below the average of the total peer groups’ TSR, then no performance-based restricted stock units will vest and no shares will be earned by the participant.

•	If, for a given performance period, the Company’s TSR is equal to the average of the total peer groups’ TSR, then 100% of the annual target number of performance-based restricted stock units will vest and the corresponding number of shares will be earned by the participant, subject always to his or her continued service through the three-year service vesting period.

•	If, for a given performance period, the Company’s TSR is above the average of the total peer groups’ TSR, then: (1) 100% of the annual target number of performance-based restricted stock units will vest and (2) an amount of additional performance-based restricted stock units equal to twice the excess of the Company’s TSR over the average of the peer groups’ TSR will vest (for example, if the Company’s TSR exceeds the peer groups’ TSR by 3%, an additional 6% of the annual target number of performance-based restricted stock units will vest).

The maximum number of performance-based restricted stock units subject to an award is 300% of the total target number of performance-based restricted stock units, of which up to one-third will be eligible for vesting with respect to attainment of the applicable performance goals during each year of the three-year vesting period.

In 2016, our human resources and remuneration committee also granted time-based restricted stock units to our executive officers that either vest on the third anniversary of the grant date, subject to continued service, or vest in equal installments on the first two anniversaries of the grant date, subject to continued service. Constellium granted several performance-based restricted stock units, including those granted under the same terms and conditions as those set forth above, see “—Performance Goals,” and others without performance conditions with either a three-year vesting or a vesting of 50% per year over a two-year period. See Note 28 to the consolidated financial statements for more information.

Employment and Service Arrangements

We are party to employment or services agreements with each of our officers. In general, we may terminate certain officers’ employment with or services to us for “cause” upon advance written notice, without compensation, for certain acts of the officer. Each officer may terminate his or her employment at any time upon advance written notice to us. In the event that the officer’s employment or service is terminated by us without cause or, in the case of certain executives, by him for “good reason,” the officer is entitled to certain payments as provided by applicable laws or collective bargaining agreements or as otherwise provided under the applicable employment or services agreements. Except for the foregoing, our officers are not entitled to any severance payments upon the termination of their employment or services for any reason.

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

Contracts with certain of our executive officers are described below.

Employment Agreement with Jean-Marc Germain

The Company and Ravenswood entered into an employment agreement with Jean-Marc Germain, dated April 26, 2016. The employment agreement with Mr. Germain provides for an annual base salary of $950,000, a target annual bonus of 120% of base salary, and a maximum annual bonus of 180% of base salary. In addition, as described above, Mr. Germain was granted the following equity awards in August 2016 pursuant to his employment agreement: (1) an award of performance-based restricted stock units with a target number of shares of 150,000 and a maximum numbers of shares of 450,000, which will vest on the third anniversary of the date of grant, subject to his continued employment and the achievement of certain performance goals; (2) an award of 100,000 restricted stock units, which represent his ordinary course 2016 long-term equity compensation grant, and which will vest on the third anniversary of the date of grant, subject to his continued employment; and (3) an award of 100,000 restricted stock units, which will vest in equal installments on the first two anniversaries of the date of grant, subject to his continued employment.

If Mr. Germain is terminated by the Company without “cause” or he resigns for “good reason” (each as defined in the employment agreement), he will be entitled to receive, subject to his execution and non-revocation of a general release of claims, cash severance in an amount equal to the product of (1) one (two, if such termination occurs within the 12-month period following a “change in control” (as defined in the employment agreement)) multiplied by (2) the sum of his base salary and target annual bonus, which severance will be payable over the 12-month (24-month, in the case of a termination within the 12-month period following a change in control) period following his termination of employment. The employment agreement also includes a perpetual confidentiality covenant, a perpetual mutual non-disparagement covenant, and 12-month post-termination non-competition and non-solicitation covenants.

Employment Agreement with Peter Matt

The Company entered into an employment term sheet with Peter Matt, dated as of October 26, 2016 pursuant to which he is employed by Ravenswood. The employment term sheet with Mr. Matt provides for an annual base salary of $600,000, a target annual bonus of 90% of base salary, and a maximum annual bonus of 135% of base salary. If Mr. Matt is terminated by the Company without “cause” or he resigns for “good reason” (each as defined in the employment term sheet), he will be entitled to receive, subject to his execution and non-revocation of a general release of claims, (1) cash severance in an amount equal to the sum of his base salary and target annual bonus and (2) six months of continued welfare benefits at the Company’s expense. The employment term sheet also includes a perpetual confidentiality covenant and 12-month post-termination non-competition and non-solicitation covenants. If Mr. Matt’s employment is terminated without “cause,” the Company will also offer Mr. Matt an additional amount equal to 50% of the sum of his base salary, target annual bonus, and vacation pay in consideration for his agreeing to not to compete.

Employment Agreement with Corinne Fornara

The Company amended the original employment term sheet with Corinne Fornara to reflect her new role as Interim Chief Financial Officer starting on September 8, 2016. The amended term sheet with Ms. Fornara provides for an annual base salary of €250,000, a target annual bonus of 40% of her base salary, and a maximum annual bonus of 60% of base salary. If Ms. Fornara is terminated by the Company without “cause,” she will be entitled to receive, subject to her execution and non-revocation of a general release of claims, a cash severance in an amount equal to 9/12 of her annual gross base salary. The amended employment term sheet also includes a perpetual confidentiality covenant and 12 months post-termination noncompetition and non-solicitation covenants. In addition, Ms. Fornara is eligible to receive a cash retention bonus equal to her annual base salary payable on March 1, 2018, if she is still providing services to the Company on such date. If she resigns before the end of the retention period, the retention bonus will be forfeited. If she is terminated by the Company without cause, she will be entitled to a prorated portion of the retention bonus based on the number of days she was employed by the Company during the retention period.

C.	Board Practices

Our board of directors (the “Board”) currently consists of 10 directors, less than a majority of whom are citizens or residents of the United States. The Board held ten meetings in 2016.

We currently have a one-tier Board consisting of one Executive Director and nine Non-Executive Directors (each, a “Director”). Under Dutch law, the Board is responsible for our policy making and day-to-day management. The Non-Executive Directors supervise and provide guidance to the Executive director. Each Director owes a duty to us to properly perform the duties assigned to him and to act in our corporate interest. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

The Management and Supervision Act (Wet bestuur en toezicht), effective as of January 1, 2013, strived for a balanced composition of management and supervisory boards of “large” companies, such as Constellium, to the effect that at least 30% of the positions on the management and supervisory boards of such companies were held by women and at least 30% by men. There was no legal sanction if the composition of such company’s board is not balanced in accordance with the Act. An appointment contrary to these rules was therefore not null and void. However, in such case, the company had to explain any noncompliance with the 30% criteria in its annual report. The explanation had to include the reasons for noncompliance and the actions the company intended to take in order to comply in the future. These rules expired on January 1, 2016, but may be reintroduced in the future.

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

The Directors may be suspended or dismissed at any time by the General Meeting. A resolution to suspend or dismiss a Director must be adopted by at least two-thirds of the votes cast, provided that such majority represents more than 50% of our issued share capital. If, however, the proposal to suspend or dismiss the Directors is made by the Board, the proposal must be adopted by a simple majority of the votes cast at the General Meeting. The Executive Director can at all times be suspended by the Board.

Director Independence

As a foreign private issuer under the NYSE rules, we are not required to have independent Directors on our Board, except to the extent that our audit committee is required to consist of independent Directors. However, our Board has determined that, under current NYSE listing standards regarding independence (which we are not currently subject to), and taking into account any applicable committee standards, as of December 31, 2016, Messrs. Evans, Brandjes, Guillemot, Hartman, Maugis, Ormerod and Paschke, Ms. Walker and Ms. Brooks are deemed independent directors. Under these standards, Mr. Germain is not deemed independent as he serves as the CEO to the Company.

Committees

Audit Committee

As of December 31, 2016 our audit committee consisted of the following independent directors under the NYSE requirements: Werner Paschke (Chair), Philippe Guillemot, John Ormerod, Lori Walker and Martha Brooks. Our Board has determined that at least one member is an “audit committee financial expert” as defined by the SEC and also meets the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act. The audit committee held seven meetings in 2016.

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

Human Resources and Remuneration Committee

As of December 31, 2016, our human resources and remuneration committee consisted of four directors: Peter Hartman (Chair), Martha Brooks, Guy Maugis and Richard Evans. The human resources and remuneration committee held six meetings in 2016.

The principal duties of our human resources and remuneration committee are as follows:

•	to review, evaluate and make recommendations to the full Board regarding our compensation policies and establish performance-based incentives that support our long-term goals, objectives and interests;

•	to review and approve the departure conditions of our former CEO;

•	to review and approve the compensation of our new Chief Executive Officer, all employees who report directly to our Chief Executive Officer and other members of our senior management;

•	to review and approve the departure conditions of employees who reported directly to our CEO and who have left Constellium;

•	to review and approve compensation structure and level of any new employee who reports directly to our CEO;

•	to review and make recommendations to the Board with respect to our incentive compensation plans and equity-based compensation plans;

•	to set and review the compensation of and reimbursement policies for members of the Board;

•	to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

•	to provide regular reports to the Board and take such other actions as are necessary and consistent with our Articles of Association.

Nominating/Governance Committee

As of December 31, 2016, our nominating/governance committee consisted of three directors: Richard Evans (Chair), Michiel Brandjes and John Ormerod. The nominating/governance committee held four meetings in 2016.

The principal duties and responsibilities of the nominating/governance committee are as follows:

•	to establish criteria for Board and committee membership and recommend to our Board proposed nominees for election to the Board and for membership on committees of our Board; and

•	to make recommendations to our Board regarding board governance matters and practices.

Environment, Health and Safety Committee

As of December 31, 2016, our environment, health and safety committee consisted of three directors: Guy Maugis (Chair), Philippe Guillemot and Lori Walker. The environment, health and safety committee held two meetings in 2016.

The principal duties and responsibilities of the environment, health and safety committee are to review and monitor the following:

•	the Company’s policies, practices and programs with respect to the management of EHS affairs, including sustainability;

•	the adequacy of the Company’s policies, practices and programs for ensuring compliance with EHS laws and regulations; and

•	any significant EHS litigation and regulatory proceedings in which the Company is or may become involved.

D.	Employees

As of December 31, 2016, we employed approximately 11,000 active employees of which approximately 85% were engaged in production and maintenance activities and approximately 15% were employed in support functions. Approximately 40% of our employees were employed in France, 18% in Germany, 26% in the United States, 8% in Switzerland, and 8% in Eastern Europe and other regions. We employed approximately 11,000 employees as of December 31, 2016 and as of December 31, 2015.

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

We employed 1,500 and 1,377 temporary employees (including fixed term contractors) as of December 31, 2015 and 2016, respectively.

E.	Share Ownership

Information with respect to share ownership of members of our board of directors and our senior management is included in “Item 7. Major Shareholders and Related Party Transactions.”

Management Equity Plan

Following the Acquisition, a management equity plan (the “MEP”) was established effective February 4, 2011, to facilitate investments by our officers and other members of management in Constellium. In connection with the MEP, a German limited partnership, Omega Management GmbH & Co. KG (“Management KG”), was formed.

Management KG was a vehicle which allowed current and former directors, officers and employees of Constellium who invested in the MEP (either directly or indirectly through one or more investment vehicles) (the “MEP Participants”) to hold a limited partnership interest in Management KG that corresponded to a portion of the shares in Constellium held by Management KG. Certain of our executive officers participated in the MEP. In connection with our IPO, the MEP was frozen and no other employees, officers or directors of Constellium were invited to become MEP Participants after 2013.

Following the advisory board resolution of Omega MEP GmbH (“GP GmbH”), the general partner of Management KG, dated November 6, 2015, it was resolved to wind-up the MEP. In connection with the wind-up of the MEP and with effect as of November 10, 2015, 2,410,357 Class A ordinary shares were transferred to the 34 MEP Participants in accordance with their respective share allocations under the MEP.

Management KG no longer holds any shares in Constellium and the limited partnership interests no longer represent an indirect economical interest in Constellium; the Management KG was liquidated as of October 31, 2016.

Equity Incentive Plan

The Company adopted the Constellium 2013 Equity Plan under which certain of our directors, officers, employees, and consultants are eligible to receive equity awards. See “—Constellium N.V. 2013 Equity Incentive Plan” above.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth the major shareholders of Constellium N.V. (each person or group of affiliated persons who is known to be the beneficial owner of more than 5% of ordinary shares) and the number and percentage of ordinary shares owned by each such shareholder, in each case as of March 20, 2017.

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

The beneficial ownership percentages in this table have been calculated on the basis of the total number of Class A ordinary shares.

Name of beneficial owner	Number of Class A ordinary shares		Beneficial ownership percentage
Caisse des Dépôts et Consignations, Bpifrance Participations, BPI-Groupe (bpifrance), EPIC BPI-Groupe	12,846,969	(1)	12.2%
Vaughan Nelson Investment Management, L.P.	7,499,591	(2)	7.1%
David E. Shaw	6,109,755	(3)	5.8%
North Run Advisors, LLC	6,090,000	(4)	5.8%
Barclays PLC	5,965,806	(5)	5.7%
Directors and Senior Management
Richard B. Evans	172,756	(6)	*
Jean-Marc Germain	40,000	(7)	*
Guy Maugis	1,579	(8)	*
Philippe Guillemot	5,987	(9)	*
Werner P. Paschke	70,987	(10)	*
Michiel Brandjes	12,691	(11)	*
Peter F. Hartman	3,804	(12)	*
John Ormerod	8,804	(13)	*
Lori A. Walker	3,804	(14)	*
Martha Brooks	0	(15)	*
Peter R. Matt	40,000	(16)	*
Paul Warton	262,742	(17)	*
Ingrid Joerg	65,000	(18)	*
Arnaud Jouron	21,667	(19)	*

*	Represents beneficial ownership of less than 1%.
(1)	This information is based on a Schedule 13D/A filed with the SEC on July 25, 2013. Bpifrance Participations (“Bpifrance”) is a wholly owned subsidiary of BPI-Groupe (bpifrance), a French financial institution (“BPI”) jointly owned and controlled by the Caisse des Dépôts et Consignations, a French special public entity (établissement special) (“CDC”) and EPIC BPI-Groupe, a French public institution of industrial and commercial nature (“EPIC”). Bpifrance holds directly 12,846,969 ordinary shares and neither BPI, CDC nor EPIC holds any ordinary shares directly. BPI may be deemed to be the beneficial owner of 12,846,969 ordinary shares, indirectly through its sole ownership of Bpifrance. CDC and EPIC may be deemed to be the beneficial owners of 12,846,969 ordinary shares, indirectly through their joint ownership and control of BPI. The principal address for CDC is 56, rue de Lille, 75007 Paris, France and for Bpifrance, BPI and EPIC is 27-31 avenue du Général Leclerc 94700 Maisons-Alfort, France.
(2)	This information is based on a Schedule 13G/A filed with the SEC on February 14, 2017. Vaughan Nelson Investment Management, L.P., a Delaware limited partnership (“Vaughan Nelson”), and Vaughan Nelson Investment Management, Inc., a Delaware corporation (“General Partner”), each report that it may be deemed to have sole voting power with respect to 6,782,865 ordinary shares, sole dispositive power with respect to 7,090,365 ordinary shares and shared dispositive power with respect to 409,226 ordinary shares. Both Vaughan Nelson and General Partner disclaim beneficial ownership of the reported shares. The principal address for Vaughan Nelson and the General Partner is 600 Travis Street, Suite 6300, Houston, Texas 77002.
(3)	This information is based on a Schedule 13G/A filed with the SEC on February 14, 2017 by D. E. Shaw & Co., L.P., a limited partnership organized under the laws of the state of Delaware, and David E. Shaw (“Mr. Shaw”), as president and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P. The Schedule 13G reports that each of D. E. Shaw & Co., L.P. and Mr. Shaw has shared voting power with respect to 6,090,055 ordinary shares and shared dispositive power with respect to 6,109,755 ordinary shares. Mr. Shaw does not own any ordinary shares directly. The Schedule 13G/A reports that Mr. Shaw may be deemed to beneficially own 6,109,755 ordinary shares. David E. Shaw disclaims beneficial ownership of such 6,109,755 shares. The address of the principal business office for each of D. E. Shaw & Co., L.P. and Mr. Shaw is 1166 Avenue of the Americas, 9th Floor, New York, NY 10036.
(4)	This information is based on a Schedule 13G/A filed with the SEC on February 10, 2017 on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis. Todd B. Hammer and Thomas B. Ellis are the principals and sole members of North Run. North Run is the general partner of the Investment Manager. The Investment Manager is the investment manager of certain private pooled investment vehicles. North Run, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed to have shared voting and share dispositive power over 6,090,000 of our ordinary shares. The address of the principal business office of North Run, the Investment Manager, Mr. Hammer and Mr. Ellis is One International Place, Suite 2401, Boston, MA 02110.
(5)

This information is based on a Schedule 13G filed with the SEC on February 14, 2017 by Barclays PLC, a public limited company organized under the laws of England, United Kingdom, Barclays Capital Inc., a Connecticut corporation, and Barclays Bank PLC, a public limited company organized under the laws of England, United Kingdom. Barclays PLC reports that it beneficially owns 5,965,806 ordinary shares, and has sole voting and sole dispositive power over 5,965,806 ordinary shares. Barclays Capital Inc. reports that it beneficially owns 5,195,254 ordinary shares, and has sole voting and sole dispositive power over 5,195,254 ordinary shares. Barclays Bank PLC reports that it beneficially owns 770,552 ordinary shares, and has sole voting and sole dispositive power over 770,552 ordinary shares. The securities being reported on by Barclays PLC, as a parent holding company, are owned, or may be deemed to be beneficially owned, by Barclays Capital Inc., a broker or dealer registered under Section 15 of the Act, Barclays Bank PLC, a non-US banking institution registered with the Financial Conduct Authority authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Barclays Capital Inc. and Barclays Bank PLC, are wholly owned subsidiaries of Barclays PLC. The address of the principal business office for Barclays PLC, and Barclays Bank PLC is 1 Churchill Place, London, E14 5HP, England. The address of the principal business office for Barclays Capital Inc. is 745 Seventh Avenue, New York, NY 10019. None of Barclays PLC, Barclays Capital Inc. or Barclays Bank PLC was a major shareholder in the Company’s Annual Report for the year ended December 31, 2015.
(6)	Consists of 170,783 Class A ordinary shares held indirectly by Mr. Evans through the Evans Family Inter Vivos Revocable Trust, and 1,973 Class A ordinary shares underlying restricted stock units that vested on June 11, 2016. Excludes 1,973 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2017, 5,531 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2017 and 5,531 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2018, subject to Mr. Evans’s continued service to Constellium through the end of the vesting period.
(7)	Consists of 40,000 Class A ordinary shares held directly by Mr. Germain. Excludes 50,000 Class A ordinary shares underlying unvested restricted stock units that will vest on August 4, 2017, subject to Mr. Germain’s continued service to Constellium, 50,000 Class A ordinary shares underlying unvested restricted stock units that will vest on August 4, 2018, subject to Mr Germain’s continued service to Constellium, a minimum of 150,000 to a maximum of 450,000 Class A ordinary shares underlying unvested restricted stock units that could vest on August 4, 2019, subject to Mr. Germain’s continued employment and achievement of certain performance goals, and 100,000 Class A ordinary shares underlying unvested restricted stock units that will vest on August 4, 2019, subject to Mr. Germain’s continued service to Constellium through such date.
(8)	Consists of 1,579 Class A ordinary shares underlying restricted stock units that vested on June 11, 2016. Excludes 1,578 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2017, 4,425 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2017 and 4,425 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2018, subject to Mr. Maugis’ continued service to Constellium through the end of the vesting period.
(9)	Consists of 4,408 Class A ordinary shares held directly by Mr. Guillemot, and 1,579 Class A ordinary shares underlying restricted stock units that vested on June 11, 2016. Excludes 1,578 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2017, 4,425 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2017 and 4,425 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2018, subject to Mr. Guillemot’s continued service to Constellium through the end of the vesting period.
(10)	Consists of 69,408 Class A ordinary shares held directly by Mr. Paschke, and 1,579 Class A ordinary shares underlying restricted stock units that vested on June 11, 2016. Excludes 1,578 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2017, 4,425 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2017 and 4,425 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2018, subject to Mr. Paschke’s continued service to Constellium through the end of the vesting period.
(11)	Consists of 11,112 shares held directly by Mr. Brandjes, and 1,579 Class A ordinary shares underlying restricted stock units that vested on June 11, 2016. Excludes 1,578 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2017, 4,425 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2017 and 4,425 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2018, subject to Mr. Brandjes’ continued service to Constellium through the end of the vesting period.
(12)	Consists of 2,225 Class A ordinary shares held directly by Mr. Hartman, and 1,579 Class A ordinary shares underlying restricted stock units that vested on June 11, 2016. Excludes 1,578 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2017, 4,425 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2017 and 4,425 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2018, subject to Mr. Hartman’s continued service to Constellium through the end of the vesting period.

(13)	Consists of 7,225 Class A ordinary shares held directly by Mr. Ormerod, and 1,579 Class A ordinary shares underlying restricted stock units that vested on June 11, 2016. Excludes 1,578 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2017, 4,425 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2017 and 4,425 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2018, subject to Mr. Ormerod’s continued service to Constellium through the end of the vesting period.
(14)	Consists of 2,225 Class A ordinary shares held directly by Ms. Walker, and 1,579 Class A ordinary shares underlying restricted stock units that vested on June 11, 2016. Excludes 1,578 Class A ordinary shares underlying unvested restricted stock units that will vest on June 11, 2017, 4,425 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2017 and 4,425 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2018, subject to Ms. Walker’s continued service to Constellium through the end of the vesting period.
(15)	No Class A ordinary shares are held directly by Ms. Brooks. Excludes 4,425 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2017 and 4,425 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2018, subject to Ms. Brooks’ continued service to Constellium through the end of the vesting period.
(16)	Consists of 40,000 Class A ordinary shares held directly by Mr. Matt. Excludes 41,667 Class A ordinary shares underlying unvested restricted stock units that will vest on November 14, 2017, 41,667 Class A ordinary shares underlying unvested restricted stock units that will vest on November 14, 2018 and 26,666 Class A ordinary shares underlying unvested restricted stock units that will vest on November 14, 2019, subject to Mr. Matt’s continued service to Constellium through the end of the vesting period.
(17)	Consists of 221,212 Class A ordinary shares transferred to Mr. Warton in connection with the wind-up of the MEP, 3,275 Class A ordinary shares acquired in 2014, 14,921 Class A ordinary shares received in 2015, 6,667 Class A ordinary shares underlying restricted stock units that vested on June 15, 2016 and 16,667 Class A ordinary shares underlying restricted stock units that vested on March 17, 2017. Excludes 6,667 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2017, 16,667 Class A ordinary shares underlying unvested restricted stock units that will vest on March 17, 2018, 6,666 Class A ordinary shares underlying unvested restricted stock units that will vest on June 15, 2018 and 16,666 Class A ordinary shares underlying unvested restricted stock units that will vest on March 17, 2019, subject to Mr. Warton’s continued service to Constellium through such dates.
(18)	Consists of 10,000 Class A ordinary shares acquired by Ms. Joerg in 2015, 10,000 Class A ordinary shares acquired in 2016, 25,000 Class A ordinary shares underlying restricted stock units that vested on August 4, 2016 and 20,000 Class A ordinary shares underlying restricted stock units that vested on March 17, 2017. Excludes 25,000 Class A ordinary shares underlying unvested restricted stock units that will vest on August 4, 2017, 20,000 Class A ordinary shares underlying unvested restricted stock units that will vest on March 17, 2018 and 20,000 Class A ordinary shares underlying unvested restricted stock units that will vest on March 17, 2019, subject to Ms. Joerg’s continued service to Constellium through the end of the vesting period.
(19)	Consists of 21,667 Class A ordinary shares underlying restricted stock units that vested on March 17, 2017. Excludes 21,667 Class A ordinary shares underlying unvested restricted stock units that will vest on March 17, 2018 and 21,666 Class A ordinary shares underlying unvested restricted stock units that will vest on March 17, 2019, subject to Mr. Jouron’s continued service to Constellium through the end of the vesting period.

None of our principal shareholders have voting rights different from those of our other shareholders.

Over the last three years, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that prior to the IPO, immediately following the completion of the purchase of the EAP Business: Apollo Funds held 51% of our Class A ordinary shares, Rio Tinto held 39% of our Class A ordinary shares, and Bpifrance (f/k/a FSI) held 10% of our Class A ordinary shares. As of the date of this Annual Report, Apollo Funds holds 0% of our Class A ordinary shares, Rio

Tinto holds 10 shares of our Class A ordinary shares and Bpifrance holds 12.2% of our class A ordinary shares, respectively. See “Item 4. Information on the Company—A. History and Development of the Company.”

B.	Related Party Transactions

Amended and Restated Shareholders Agreement

The Company, Apollo Omega, Rio Tinto and Bpifrance entered into an amended and restated shareholders agreement on May 29, 2013 (the “Shareholders Agreement”). The Shareholders Agreement terminated with respect to Apollo Omega and Rio Tinto in connection with certain of their respective sales of our ordinary shares described elsewhere in this Annual Report. The Shareholders Agreement provides for, among other things, piggyback registration rights and demand registration rights for Bpifrance for so long as Bpifrance owns any of our ordinary shares.

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

Management Equity Plan

Investments by our officers and directors in Constellium were facilitated by their participation in Management KG (a German limited partnership), which subscribed for Class A and Class B ordinary shares in Constellium. Following the advisory board resolution of GP GmbH dated November 6, 2015, it was resolved to wind-up the MEP. In connection with the wind-up of the MEP and with effect as of November 10, 2015, 2,410,357 Class A ordinary shares were transferred to the 34 MEP Participants in accordance with their respective share allocations under the MEP. Management KG no longer holds any shares in Constellium and the limited partnership interests no longer represent an indirect economical interest in Constellium; Management KG was liquidated as of October 31, 2016.

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

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 are included in this Annual Report at “Item 18. Financial Statements.”

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

February 2017 Senior Unsecured Notes

On February 16, 2017, the Company completed a private offering of $650 million in aggregate principal amount of Senior Unsecured Notes pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. Interest on the Senior Secured Notes accrues at a rate of 6.625% per annum and is payable semi-annually beginning September 1, 2017. The Senior Unsecured Notes mature on March 1, 2025. See “Item 10. Additional Information—C. Material Contracts—February 2017 Notes.”

Tender Offer and Redemption of Wise Senior Secured Notes

On February 1, 2017, in connection with the offering of the February 2017 Notes, (i) Wise Metals Group commenced a cash tender offer (the “Tender Offer”) for any and all of the outstanding Wise Senior Secured Notes, and (ii) Wise Metals Group and Wise Alloys Finance Corporation called for redemption of all of the outstanding Wise Senior Secured Notes at a redemption price of 104.375% of the aggregate principal amount thereof, plus accrued and unpaid interest (the “Redemption Price”). Pursuant to the Tender Offer, holders of approximately $289,757,000 aggregate principal amount of Wise Senior Secured Notes validly tendered (and did not validly withdraw) their Wise Senior Secured Notes at or prior to 5:00 p.m., New York City time, on February 14, 2017 (such time and date, as it may be extended, the “Early Tender Deadline”) and received an amount in cash equal to $1,045.60 per $1,000 principal amount of Wise Senior Secured Notes on February 16, 2017 (the “Initial Settlement Date”). The Tender Offer expired on March 1, 2017 with no additional Wise Senior Secured Notes having been tendered.

Concurrently with the issuance of the Notes, Wise Metals Group and Wise Alloys Finance Corporation satisfied and discharged (the “Satisfaction and Discharge”) all Wise Senior Secured Notes not purchased on the Initial Settlement Date pursuant to the Tender Offer by depositing with the trustee for the Wise Senior Secured Notes an amount in cash sufficient to pay the Redemption Price on the redemption date, which occurred on March 3, 2017.

Constellium used the net proceeds from the offering of the February 2017 Notes, together with cash on hand, to fund the Tender Offer and the Satisfaction and Discharge.

Amendment to Wise ABL Facility

On February 7, 2017, in connection with this offering of the Notes, Wise Metals Group, Wise Alloys, Listerhill Total Maintenance Center, LLC, Wise Alloys Finance Corporation, and Alabama Electric Motor Services, LLC entered into an amendment to Wise Alloys’ $200 million asset-based revolving credit facility (as amended, the “Wise ABL Facility”) with the lenders from time to time party thereto and Wells Fargo Bank, N.A., as successor administrative agent, to (i) amend the negative covenants under the Wise ABL Facility to permit Wise Metals Group and its subsidiaries to guarantee debt of Constellium and to grant liens on their assets to secure any such guarantees; (ii) release the guarantees of Listerhill Total Maintenance Center, LLC, Wise Alloys Finance Corporation, and Alabama Electric Motor Services, LLC under the Wise ABL Facility; (iii) extend the maturity date of the Wise ABL Facility to September 14, 2020; and (iv) make certain other changes to the negative covenants under the facility. The amendment also reduced the maximum aggregate revolving commitments under the Wise ABL Facility to $170 million. See “Item 10. Additional Information—C. Material Contracts—Wise ABL Facility.”

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

	NYSE
Calendar period	High	Low
Monthly
March 2017 (through March 20)	$8.48	$5.60
February 2017	$8.85	$7.35
January 2017	$7.88	$5.90
2016
First quarter	$8.65	$3.95
Second quarter	$6.53	$4.02
Third quarter	$7.91	$4.59
Fourth quarter	$7.31	$4.85
Full year	$8.65	$3.95
2015
First quarter	$20.51	$16.22
Second quarter	$19.52	$11.65
Third quarter	$11.75	$5.89
Fourth quarter	$8.86	$3.66
Full year	$20.51	$3.66
2014
First quarter	$29.42	$21.99
Second quarter	$32.56	$26.64

	NYSE
Calendar period	High	Low
Third quarter	$32.61	$23.86
Fourth quarter	$25.74	$15.25
Full year	$32.61	$15.25

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The information called for by this Item has been reported previously in our Registration Statement on Form F-3 (File No. 333-211378), filed with the SEC on May 13, 2016, as amended, under the heading “Description of Capital Stock,” and is incorporated by reference into this Annual Report.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

•	Employment Agreements and Benefit Plans. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for a description of the material terms of our employment agreements and benefits plans.

•	Amended and Restated Shareholders Agreement. See “Item 7. Major Shareholders and Related Party Transactions” for a description of material terms of this contract.

•	Term Loan, Notes, U.S. Revolving Credit Facilities and the Factoring Agreements. As disclosed below.

•	Metal Supply Agreement. As disclosed below.

May 2014 Notes

On May 7, 2014, the Company completed a private offering of $400 million in aggregate principal amount of 5.750% Senior Notes due 2024 (the “2024 U.S. Dollar Notes”) and €300 million in aggregate principal amount of 4.625% Senior Notes due 2021 (the “2021 Euro Notes,” and together with the 2024 U.S. Dollar Notes, the “May 2014 Notes”) pursuant to indentures among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. A portion of the net proceeds of the May 2014 Notes were used to repay amounts outstanding under our senior secured term loan B facility, including related transaction fees, expenses, and prepayment premium thereon. We used the remaining net proceeds for general corporate purposes, including to put additional cash on our balance sheet.

Interest on the 2024 U.S. Dollar Notes and 2021 Euro Notes accrues at rates of 5.750% and 4.625% per annum, respectively, and is payable semi-annually beginning November 15, 2014. The 2024 U.S. Dollar Notes mature on May 15, 2024, and the 2021 Euro Notes mature on May 15, 2021.

Prior to May 15, 2019, we may redeem some or all of the 2024 U.S. Dollar Notes at a price equal to 100% of the principal amount of the 2024 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after May 15, 2019, we may redeem the 2024 U.S. Dollar Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.875% during the 12-month period commencing on May 15, 2019, 101.917% during the 12-month period commencing on May 15, 2020, 100.958% during the 12-month period commencing on May 15, 2021, and par on or after May 15, 2022, in each case plus accrued and unpaid interest, if any, to the redemption date.

Prior to May 15, 2017, we may redeem some or all of the 2021 Euro Notes at a price equal to 100% of the principal amount of the 2021 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after May 15, 2017, we may redeem the 2021 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.313% during the 12-month period commencing on May 15, 2017, 101.156% during the 12-month period commencing on May 15, 2018, and par on or after May 15, 2019, in each case plus accrued and unpaid interest, if any, to the redemption date.

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

The May 2014 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the Senior Secured Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the May 2014 Notes must also guarantee the May 2014 Notes. None of Wise or its direct or indirect subsidiaries currently guarantees our obligations under the May 2014 Notes, and none will to the extent that such action would violate the restrictive covenants in the agreements governing their existing indebtedness. If such covenant restrictions cease to apply, or if the provision of a guarantee would otherwise no longer violate such restrictive covenants, then Wise and its direct and indirect subsidiaries will provide a guarantee of the May 2014 Notes to the extent required by the indentures governing the May 2014 Notes. Concurrently with the issuance of the February 2017 Notes, Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group, and Wise Alloys became guarantors of the May 2014 Notes.

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

December 2014 Notes

On December 19, 2014, the Company completed a private offering of $400 million in aggregate principal amount of 8.00% Senior Notes due 2023 (the “2023 U.S. Dollar Notes”) and €240 million in aggregate principal amount of 7.00% Senior Notes due 2023 (the “2023 Euro Notes,” and together with the 2023 U.S. Dollar Notes, the “December 2014 Notes”) pursuant to indentures among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. A portion of the net proceeds of the December 2014 Notes were used to finance the Wise Acquisition, including related transaction fees and expenses. We used the remaining net proceeds for general corporate purposes.

Interest on the 2023 U.S. Dollar Notes and 2023 Euro Notes accrues at rates of 8.00% and 7.00% per annum, respectively, and is payable semi-annually beginning July 15, 2015. The 2023 U.S. Dollar Notes and 2023 Euro Notes mature on January 15, 2023.

Prior to January 15, 2018, we may redeem some or all of the 2023 U.S. Dollar Notes at a price equal to 100% of the principal amount of the 2023 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after January 15, 2018, we may redeem the 2023 U.S. Dollar Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 106.000% during the 12-month period commencing on January 15, 2018, 104.000% during the 12-month period commencing on January 15, 2019, 102.000% during the 12-month period commencing on January 15, 2020, and par on or after January 15, 2021, in each case plus accrued and unpaid interest, if any, to the redemption date.

Prior to January 15, 2018, we may redeem some or all of the 2023 Euro Notes at a price equal to 100% of the principal amount of the 2023 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after January 15, 2018, we may redeem the 2023 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 105.250% during the 12-month period commencing on January 15, 2018, 103.500% during the 12-month period commencing on January 15, 2019, 101.750% during the 12-month period commencing on January 15, 2020, and par on or after January 15, 2021, in each case plus accrued and unpaid interest, if any, to the redemption date.

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

The December 2014 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the Senior Secured Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the December 2014 Notes must also guarantee the December 2014 Notes. None of Wise or its direct or indirect subsidiaries currently guarantees our obligations under the December 2014 Notes, and none will to the extent that such action would violate the restrictive covenants in the agreements governing their existing indebtedness. If such covenant restrictions cease to apply, or if the provision of a guarantee would otherwise no longer violate such restrictive covenants, then Wise and its direct and indirect subsidiaries will provide a guarantee of the December 2014 Notes to the extent required by the indentures governing the December 2014 Notes. If Wise Metals Intermediate Holdings LLC or any of its direct or indirect subsidiaries guarantees certain indebtedness of Constellium N.V. or any of the guarantors of the December 2014 Notes in an amount exceeding €50 million in the aggregate, then

Wise Metals Intermediate Holdings LLC and/or any such direct or indirect subsidiary will guarantee the December 2014 Notes. Concurrently with the issuance of the February 2017 Notes, Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, and Wise Alloys LLC became guarantors of the December 2014 Notes.

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

March 2016 Senior Secured Notes

On March 30, 2016, the Company completed a private offering of $425 million in aggregate principal amount of 7.875% Senior Secured Notes due 2021 (the “Senior Secured Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee and collateral agent. The Company invested €100 million of the net proceeds of the offering in Wise. We used the remaining net proceeds for general corporate purposes, including to put additional cash on our balance sheet.

Interest on the Senior Secured Notes accrues at a rate of 7.875% per annum and is payable semi-annually beginning October 1, 2016.

The Senior Secured Notes mature on April 1, 2021. In addition, each holder of Senior Secured Notes will have the right to require the Company to repurchase all or any part of that holder’s Senior Secured Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase, if on the 136th day prior to May 15, 2021 (i.e., the final stated maturity of the 2021 Euro Notes) more than €30 million of the 2021 Euro Notes remain outstanding.

Prior to April 1, 2018, we may redeem some or all of the Senior Secured Notes at a price equal to 100% of the principal amount of the Senior Secured Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after April 1, 2018, we may redeem the Senior Secured Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 103.938% during the 12-month period commencing on April 1, 2018, 101.969% during the 12-month period commencing on April 1, 2019, and par on or after April 1, 2020, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to April 1, 2018, we may, within 90 days of a qualified equity offering, redeem Senior Secured Notes in an aggregate amount equal to up to 35% of the original aggregate principal amount of the Senior Secured Notes (after giving effect to any issuance of additional Senior Secured Notes) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 7.875%, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of Senior Secured Notes would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding Senior Secured Notes at a price in cash equal to 101% of the principal amount of the Senior Secured Notes, plus accrued and unpaid interest, if any, to the purchase date.

The Senior Secured Notes are senior secured obligations of Constellium and are guaranteed on a senior secured basis by Constellium Holdco II B.V., Constellium Holdco III B.V., Constellium France Holdco S.A.S.,

Constellium Neuf Brisach S.A.S., Constellium Issoire S.A.S., Constellium Finance S.A.S., Engineered Products International S.A.S., Constellium W S.A.S., Constellium Germany Holdco GmbH & Co. KG, Constellium Deutschland GmbH, Constellium Singen GmbH, Constellium Rolled Products Singen GmbH & Co. KG, Constellium Switzerland AG, Constellium US Holdings I, LLC, Constellium Rolled Products Ravenswood, LLC, Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, and Wise Alloys LLC. In addition, the Company is required to cause (a) existing or future subsidiaries to guarantee the Senior Secured Notes from time to time so as to satisfy the Guarantor Coverage Test (as defined below), and (b) each existing or future subsidiary that directly or indirectly owns the capital stock of a guarantor of the Senior Secured Notes, or guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the Senior Secured Notes, to guarantee the Senior Secured Notes. None of Wise Metals Intermediate Holdings LLC or its direct or indirect subsidiaries currently guarantees our obligations under the Senior Secured Notes, and none will to the extent that such action would violate the restrictive covenants in the agreements governing their existing indebtedness. If such covenant restrictions cease to apply, or if the provision of a guarantee would otherwise no longer violate such restrictive covenants, then Wise and its direct and indirect subsidiaries will provide a guarantee of the Senior Secured Notes to the extent required by the indenture governing the Senior Secured Notes. If Wise Metals Intermediate Holdings LLC or any of its direct or indirect subsidiaries guarantees certain indebtedness of Constellium N.V. or any of the guarantors of the Senior Secured Notes in an amount exceeding €10 million in the aggregate, then Wise Metals Intermediate Holdings LLC and/or any such direct or indirect subsidiary will guarantee the Senior Secured Notes. Concurrently with the issuance of the February 2017 Notes, Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, and Wise Alloys LLC became guarantors of the Senior Secured Notes.

The “Guarantor Coverage Test” requires, on any one date between and including the date that the Company’s annual financial statements are delivered and the date that is forty-five (45) days following such delivery, that (a) the EBITDA of the Company and the guarantors of the Senior Secured Notes, taken together, represent not less than 80% of the EBITDA of the Company and its restricted subsidiaries (excluding Wise Metals Intermediate Holdings LLC and its direct and indirect subsidiaries until such time as the restrictive covenants in the agreements governing the indebtedness of Wise Metals Intermediate Holdings LLC or such subsidiary cease to prohibit Wise Metals Intermediate Holdings LLC or such subsidiary from guaranteeing the Senior Secured Notes), taken together, and (b) the consolidated total assets of the Company and the guarantors of the Senior Secured Notes, taken together, represent not less than 80% of the consolidated total assets of the Company and its restricted subsidiaries (excluding Wise Metals Intermediate Holdings LLC and its direct and indirect subsidiaries until such time as the restrictive covenants in the agreements governing the indebtedness of Wise Metals Intermediate Holdings LLC or such subsidiary cease to prohibit Wise Metals Intermediate Holdings LLC or such subsidiary from guaranteeing the Senior Secured Notes), taken together.

The indenture governing the Senior Secured Notes provides for the obligations of the Company and the guarantors with respect to the Senior Secured Notes and the guarantees thereof to be secured by (i) a pledge by Constellium N.V. of its shares in Constellium Holdco II B.V., (ii) a pledge by Constellium Holdco II B.V. of its shares in certain of its subsidiaries, (iii) a pledge by certain other guarantors of their shares in certain of their subsidiaries, (iv) subject to certain exceptions, a pledge of intercompany indebtedness owed to the Company and the guarantors and bank accounts owned by the Company and the guarantors, and (v) subject to certain exceptions, substantially all the assets of each guarantor organized in the U.S. The liens on the collateral securing the Senior Secured Notes and the guarantees thereof are required to be first-priority, provided that (x) the liens on the Ravenswood ABL Priority Collateral (as defined below) securing the Senior Secured Notes and the guarantees thereof are required to be junior in priority to the liens on the Ravenswood ABL Priority Collateral securing the obligations under the Ravenswood ABL Facility, and (y) the liens on certain property of Ravenswood securing the Senior Secured Notes and the guarantees thereof are required to be junior in priority to the liens on such property securing certain obligations of Ravenswood to the Pension Benefit Guaranty Corporation. The “Ravenswood ABL Priority Collateral” consists of the following property owned by Ravenswood: (i) accounts and payment intangibles, (ii) inventory, (iii) deposit accounts and any cash, financial assets or other assets in such accounts, (iv) cash and cash equivalents, (v) all general intangibles, chattel paper, instruments, investment property and books and records pertaining to any of the foregoing, and (vi) all proceeds of the foregoing, in each case subject to certain exceptions.

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

February 2017 Notes

On February 16, 2017, the Company completed a private offering of $650 million in aggregate principal amount of 6.625% Senior Notes due 2025 (the “February 2017 Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. The Company used the net proceeds from the offering, together with cash on hand, to retire all of the outstanding Wise Senior Secured Notes pursuant to the Tender Offer and the Satisfaction and Discharge. See “Item 8. Financial Information—B. Significant Changes—Tender Offer and Redemption of Wise Senior Secured Notes.” The Company will use the remaining net proceeds, if any, for general corporate purposes.

Interest on the February 2017 Notes accrues at rate of 6.625% per annum and is payable semi-annually beginning September 1, 2017. The February 2017 Notes mature on March 1, 2025.

Prior to March 1, 2020, we may redeem some or all of the February 2017 Notes at a price equal to 100% of the principal amount of the February 2017 Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after March 1, 2020, we may redeem the February 2017 Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 103.313% during the 12-month period commencing on March 1, 2020, 101.656% during the 12-month period commencing on March 1, 2021, and par on or after March 1, 2022, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to March 1, 2020, we may, within 90 days of a qualified equity offering, redeem February 2017 Notes in an aggregate amount equal to up to 35% of the original aggregate principal amount thereof (after giving effect to any issuance of additional February 2017 Notes) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 6.625%, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of February 2017 Notes would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding February 2017 Notes at a price in cash equal to 101% of the principal amount of the February 2017 Notes, plus accrued and unpaid interest, if any, to the purchase date.

The February 2017 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the May 2014 Notes, the December 2014 Notes, and the Senior Secured Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium (including the May 2014 Notes, the December 2014 Notes, and the Senior Secured Notes) or certain indebtedness of any of the guarantors of the February 2017 Notes must also guarantee the February 2017 Notes.

The indentures governing the February 2017 Notes contain customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The indentures governing the February 2017 Notes also contain customary events of default.

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

Interest under the Unsecured Revolving Credit Facility was calculated based on the adjusted Euro currency rate plus 2.50% per annum.

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

Ravenswood’s obligations under the Ravenswood ABL Facility are guaranteed by Constellium U.S. Holdings I, LLC and Constellium Holdco II B.V. (“Holdco II”). Ravenswood’s obligations under the Ravenswood ABL Facility are not guaranteed by the Company, Wise Metals Intermediate Holdings LLC or any of its subsidiaries or any of Holdco II’s subsidiaries organized outside of the United States. Ravenswood’s obligations under the Ravenswood ABL Facility are, subject to certain permitted liens, secured on a first priority basis by the Ravenswood ABL Priority Collateral, and on a second priority basis (junior to the liens on such assets securing the Senior Secured Notes) by substantially all other assets of Ravenswood. Ravenswood’s obligations under the Ravenswood ABL Facility are not secured by any assets of Wise Metals Intermediate Holdings LLC or any of its subsidiaries or the Company or any of its subsidiaries organized outside of the United States. The guarantee by Holdco II of the Ravenswood ABL Facility is unsecured.

The Ravenswood ABL Facility contains customary terms and conditions, including, among other things, negative covenants limiting Ravenswood’s ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances (including to other Constellium group companies), make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions. The negative covenants contained in the Ravenswood ABL Facility do not apply to Wise Metals Intermediate Holdings LLC or any of its subsidiaries or the Company or any of its subsidiaries organized outside of the United States.

The Ravenswood ABL Facility also contains a minimum availability covenant that requires Ravenswood to maintain excess availability under the Ravenswood ABL Facility of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments.

The Ravenswood ABL Facility also contains customary events of default.

European Factoring Agreements

On January 4, 2011, certain of our French subsidiaries (the “French Sellers”) entered into a factoring agreement with GE Factofrance S.A.S., as factor (the “French Factor”), which has been amended from time to time, and has been fully restated on December 3, 2015 (the “French Factoring Agreement”). On December 16, 2010, certain of our German and Swiss subsidiaries (the “German/Swiss Sellers”) entered into factoring agreements with GE Capital Bank AG, as factor (the “German/Swiss Factor”), which have been amended from time to time and have been replaced, respectively, with a factoring agreement entered into on March 26, 2014 and supplemented with a factoring agreement dated May 27, 2016 (the “German/Swiss Factoring Agreements”). On June 26, 2015, our Czech subsidiary (the “Czech Seller,” and together with the German/Swiss Sellers and the French Sellers, the “European Factoring Sellers”) entered into a factoring agreement with GE Capital Bank AG, as factor (the “Czech Factor,” and together with the German/Swiss Factor and the French Factor, the “European Factors”), as amended from time to time (the “Czech Factoring Agreement,” and together with the German/Swiss Factoring Agreements and the French Factoring Agreement, the “European Factoring Agreements”).

On July 20, 2016, the Banque Fédérative du Crédit Mutuel purchased the Equipment Finance and Receivable Finance businesses of GE. Pursuant to this transaction, GE Factofrance S.A.S. was renamed Factofrance and GE Capital Bank AG was renamed Targo Commercial Financing AG. The transaction had no other impact on the European Factoring Agreements.

The European Factoring Agreements provide for the sale by the European Factoring Sellers to the European Factors of receivables originated by the European Factoring Sellers, subject to a maximum financing amount of €235 million available to the French Sellers under the French Factoring Agreement and €150 million available in the aggregate to the German/Swiss Sellers and the Czech Seller under the German/Swiss Factoring Agreements and the Czech Factoring Agreement, respectively. The German/Swiss Factoring Agreements and the Czech Factoring Agreement have a termination date of October 29, 2021, and the French Factoring Agreement has a termination date of December 31, 2018. The funding made available to the European Factoring Sellers by the European Factors is used by the Sellers for general corporate purposes.

The German/Swiss Factoring Agreements and the Czech Factoring Agreement were amended on December 21, 2016 to, among other things, increase the maximum financing amount from €115 million to €150 million, extend the termination date from June 15, 2017 to October 29, 2021, and reduce the fees payable thereunder.

Generally speaking, receivables sold to the European Factors under the European Factoring Agreements are with no recourse to the European Factoring Sellers in the event of a payment default by the relevant customer. The European Factors are entitled to claim the repayment of any amount financed by them in respect of a receivable by withdrawing the financing provided against such assigned receivable or requiring the European Factoring Sellers to repurchase/unwind the purchase of such receivable under certain circumstances, including when (i) the nonpayment of that receivable arises from a dispute between a European Factoring Seller and the relevant customer or (ii) the receivable proves not to have satisfied the eligibility criteria set forth in the European Factoring Agreements.

The German/Swiss Factoring Agreements and the Czech Factoring Agreement are without recourse to the German/Swiss Sellers and the Czech Seller, respectively, for any credit risk resulting from the inability of a debtor to meet its payment obligations under the receivables sold to the German/Swiss Factor, and the Czech Factor, respectively. Constellium Holdco II B.V. has provided a performance guaranty for the Sellers’ obligations under the European Factoring Agreements.

Subject to some exceptions, the European Factoring Sellers collect the transferred receivables on behalf of the European Factors pursuant to a receivables collection mandate under the European Factoring Agreements. The receivables collection mandate may be terminated upon the occurrence of certain events. In the event that the receivables collection mandate is terminated, the European Factors will be entitled to notify the account debtors of the assignment of receivables and collect directly from the account debtors the assigned receivables.

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

On or after June 15, 2016, the Wise Senior Secured Notes may be redeemed in whole or in part at redemption prices (expressed as percentages of principal amount) of 104.375% for the 12-month period beginning on June 15, 2016, 102.188% for the 12-month period beginning on June 15, 2017, and par on or after June 15, 2018, in each case plus accrued and unpaid interest to the date of redemption.

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

On February 1, 2017, (i) Wise Metals Group LLC commenced the Tender Offer for any and all of the Wise Senior Secured Notes, and (ii) Wise Metals Group LLC and Wise Alloys Finance Corporation called for redemption all of the outstanding Wise Senior Secured Notes. On February 16, 2017, concurrently with the issuance of the Company’s February 2017 Notes and the initial settlement of the Tender Offer, Wise Metals Group LLC and Wise Alloys Finance Corporation satisfied and discharged all Wise Senior Secured Notes not purchased on the Initial Settlement Date pursuant to the Tender Offer.

Wise Senior PIK Toggle Notes

On April 16, 2014, Wise Metals Intermediate Holdings LLC (“Wise Intermediate”) and Wise Holdings Finance Corporation issued $150 million in aggregate principal amount of 9.75%/10.50% Senior PIK Toggle Notes due 2019 (the “Wise Senior PIK Toggle Notes”) pursuant to an indenture among Wise Intermediate, Wise Holdings Finance Corporation, and Wilmington Trust, National Association, as trustee. Wise used a portion of the proceeds from the offering of the Wise Senior PIK Toggle Notes to fund payments to the holders of equity interests in its parent company, Wise Metals Holdings LLC, that elected (i) to have Wise Metals Holdings LLC repurchase their equity interests or (ii) to take a loan from Wise Metals Holdings LLC in proportion to such holders’ ownership in Wise Metals Holdings LLC. Wise used the remainder of such proceeds for general corporate purposes, including the repayment of $22.5 million of outstanding indebtedness under the Wise ABL Facility.

The Wise Senior PIK Toggle Notes had a maturity date of June 15, 2019. Interest on the Wise Senior PIK Toggle Notes was payable semi-annually in arrears on June 15 and December 15 of each year. The issuers were required to pay the first and last interest payments on the Wise Senior PIK Toggle Notes in cash. For each other interest period, the issuers were required to pay interest in cash unless certain conditions described in the indenture governing the Wise Senior PIK Toggle Notes were met, in which case the issuers were permitted to pay interest by increasing the principal amount of outstanding notes or by issuing new notes as payment-in-kind interest (“PIK Interest”). Cash interest on the Wise Senior PIK Toggle Notes accrued at a rate of 9.75% per annum, and PIK Interest accrues at a rate of 10.50% per annum. PIK Interest was paid in kind in respect of the June 2016 interest payment.

The Wise Senior PIK Toggle Notes were senior unsecured obligations of the issuers and were not guaranteed by the Company or any of its subsidiaries (including Wise).

Prior to June 15, 2016, the Wise Senior PIK Toggle Notes were permitted to be redeemed in whole or in part at a redemption price equal to 100% of the principal amount of the Wise Senior PIK Toggle Notes redeemed plus a make-whole premium and accrued and unpaid interest to, but not including, the redemption date. In addition, prior to June 15, 2016, up to 35% of the aggregate principal amount of the Wise Senior PIK Toggle Notes outstanding was permitted to be redeemed with the net proceeds of specified equity offerings at 109.750% of the principal amount of the Wise Senior PIK Toggle Notes to be redeemed plus accrued and unpaid interest, if any, to the date of redemption.

On or after June 15, 2016, the Wise Senior PIK Toggle Notes were permitted to be redeemed in whole or in part at redemption prices (expressed as percentages of principal amount) of 104.875% for the 12-month period beginning on June 15, 2016, 102.438% for the 12-month period beginning on June 15, 2017, and par on or after June 15, 2018, in each case plus accrued and unpaid interest to the date of redemption.

In addition, upon certain events constituting a “Change of Control” (as defined in the indenture governing the Wise Senior PIK Toggle Notes), the issuers of the Wise Senior PIK Toggle Notes were required to offer to repurchase all outstanding Wise Senior PIK Toggle Notes at a purchase price equal to 101% of the aggregate principal amount of Wise Senior PIK Toggle Notes so repurchased, plus accrued and unpaid interest to the date of repurchase (such offer, a “PIK Notes Change of Control Offer”). On January 7, 2015, in connection with the Wise Acquisition, Constellium made a PIK Notes Change of Control Offer, which expired on February 6, 2015 with no Wise Senior PIK Toggle Notes having been tendered for repurchase.

The Wise Senior PIK Toggle Notes contained customary covenants including, among other things, limitations and restrictions on Wise’s ability to: incur additional indebtedness; make dividend payments or other restricted payments; create liens; sell assets; sell securities of subsidiaries; agree to payment restrictions affecting certain subsidiaries; enter into certain types of transactions with affiliates; and enter into mergers, consolidations or certain asset sales.

On March 7, 2016, Wilmington Trust, National Association was replaced by Wilmington Savings Fund Society, FSB, as trustee under the indenture governing the Wise Senior PIK Toggles Notes.

On December 5, 2016, Wise Intermediate and Wise Holdings Finance Corporation redeemed all of the outstanding Wise Senior PIK Toggle Notes at a redemption price of 104.875% of the aggregate outstanding principal amount thereof, plus accrued and unpaid interest to, but not including, the redemption date. The Company used cash on hand to pay the redemption price.

Wise ABL Facility

On December 11, 2013, Wise Alloys LLC, as borrower, and Wise Metals Group LLC, Listerhill Total Maintenance Center, LLC (“TMC”), Wise Alloys Finance Corporation, and Alabama Electric Motor Services, LLC (“AEM”), as guarantors, entered into an asset-based revolving credit facility (as amended, the “Wise ABL Facility”) with the lenders from time to time party thereto and General Electric Capital Corporation as administrative agent (the “Wise ABL Facility Agent”). As described below, the Wise ABL Facility was subsequently amended in connection with the Wise Acquisition, in connection with the Wise RPA, and in connection with the issuance of the February 2017 Notes.

As amended, the Wise ABL Facility provides for total commitments of $170 million. Wise Alloys LLC has the option to increase the commitments under the Wise ABL Facility from time to time by up to $100 million in the aggregate for all such increases. Any increase of the commitments under the Wise ABL Facility is subject to the commitment of one or more lenders to such increased amount and the satisfaction of certain customary conditions, including the absence of any default under the Wise ABL Facility and, to the extent otherwise required under the Wise ABL Facility at the time of the proposed increase, compliance with the financial covenant (as described below) on an as adjusted basis.

Wise Alloys LLC’s ability to borrow under the Wise ABL Facility is limited to a borrowing base equal to the sum of (a) 85% of net book value of Wise Alloys LLC’s, AEM’s, and TMC’s eligible accounts receivable (other than any accounts receivable from certain foreign account debtors (“Eligible Foreign Account Debtors”)) and other ineligible account debtors (or 90% of the net book value of Wise Alloys LLC’s, AEM’s, and TMC’s eligible accounts receivable from Coke), plus (b) the lesser of (i) 85% of the net book value of Wise Alloys LLC’s, AEM’s, and TMC’s eligible accounts receivable from Eligible Foreign Account Debtors and (ii) $12.5 million, plus (c) the lesser of (i) 75% of the value of Wise Alloys LLC’s eligible raw materials, work-in-progress and finished goods inventory and (ii) 85% of the net orderly liquidation value of Wise Alloys LLC’s eligible raw materials, work-in-progress and finished goods inventory, plus (d) the lesser of (i) 5% of the value of Wise Alloys LLC’s eligible raw materials, work-in-progress and finished goods inventory and (ii) 5% of the net orderly liquidation value of Wise Alloys LLC’s eligible raw materials, work-in-process and finished goods inventory; provided that, in the case of each of clauses (i) and (ii), such amount shall not exceed $10 million, minus (e) the excess, if any, of the aggregate amount of TMC’s and AEM’s eligible accounts receivable included in the borrowing base pursuant to the foregoing clause (a) over $1.5 million (which may, at the Wise ABL Facility Agent’s sole discretion after completion of a collateral audit, be increased to an amount not to exceed $5 million) minus (f) the aggregate amount of reserves, if any, established by the Wise ABL Facility Agent. Wise Alloys LLC’s ability to borrow under the Wise ABL Facility is also subject to other conditions and limitations. As of December 31, 2016, there was $121 million available for borrowings under the Wise ABL Facility (as in effect as of that date).

Interest rates under the Wise ABL Facility are based, at Wise Alloys LLC’s election, on either the LIBOR rate or a base rate, plus a spread that ranges from 1.75% to 2.25% for LIBOR loans and 0.75% to 1.25% for base rate loans. The spread is determined on the basis of a pricing grid that results in a higher spread as Wise Alloys LLC’s average quarterly borrowing availability under the Wise ABL Facility declines, and, in each case, is based upon the borrowing base calculation delivered to the Wise ABL Facility Agent for the last calendar month (or, in certain instances, week) of the immediately preceding fiscal quarter.

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

The obligations of Wise Alloys LLC under the Wise ABL Facility are guaranteed by Constellium Holdco II B.V. and Wise Metals Group LLC. The obligations under the Wise ABL Facility are secured by (i) a first priority (subject to certain specified permitted liens) perfected security interest in all of Wise Alloys LLC and the guarantors’ (other than Constellium Holdco II B.V.) present and future assets and properties consisting of Wise ABL Priority Collateral, (ii) a second priority (subordinate only to the security interest and liens under the Wise Senior Secured Notes and subject to certain specified permitted liens) perfected security interest in all of Wise Alloys LLC and the guarantors’ (other than Constellium Holdco II B.V.) present and future assets and properties, other than Wise ABL Priority Collateral and the Specified Mill Assets Collateral, and (iii) a second priority (subordinate only to the security interest under the Wise Senior Secured Notes and the Rexam Advance Agreement and subject to certain specified permitted liens) perfected security interest in all of Wise Alloys LLC and the guarantors’ (other than Constellium Holdco II B.V.) present and future assets and properties consisting of Specified Mill Assets Collateral. The guarantee of the Wise ABL Facility by Constellium Holdco II B.V. is unsecured.

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

The Wise ABL Facility provides that if borrowing availability thereunder drops below a threshold amount equal to the greater of (a) 10% of the aggregate commitments under the Wise ABL Facility and (b) $20 million, Wise Alloys LLC will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0, calculated on a trailing 12-month basis until such time as borrowing availability has been at least equal to the greater of $20 million and 10% of the aggregate commitments under the Wise ABL Facility for 30 consecutive days.

The Wise ABL Facility also contains customary events of default, including an event of default triggered by certain changes of control. The Wise Acquisition constituted such a change of control.

In connection with the Wise Acquisition, we amended the Wise ABL Facility to, among other things, (i) provide that the consummation of the Wise Acquisition does not constitute an event of default, (ii) remove from the collateral securing the Wise ABL Facility the receivables of a single obligor that will be sold under the Wise RPA (as defined below), (iii) permit transactions between Wise and its subsidiaries on the one hand and Constellium and its subsidiaries on the other, subject to certain conditions, (iv) on the effective date of the Wise RPA, reduce the size of the facility to $200 million, and (v) provide for Constellium Holdco II B.V. to guarantee the obligations thereunder.

On November 4, 2015, in connection with an amendment to the Wise RPA Amendment (as defined below), we amended the Wise ABL Facility to increase the amount of certain receivables permitted to be sold pursuant to receivables factoring arrangements from $300 million to $400 million.

On March 1, 2016, General Electric Capital Corporation resigned as the Wise ABL Facility Agent and was replaced by Wells Fargo Bank, National Association.

On February 7, 2017, in connection with the issuance of the February 2017 Notes, we amended the Wise ABL Facility to (i) amend the negative covenants to permit Wise Metals Group LLC and its subsidiaries to guarantee debt of Constellium and its subsidiaries and to grant liens on their assets to secure any such guarantees, (ii) release TMC, AEM, and Wise Alloys Finance Corporation as guarantors of the Wise ABL Facility, (iii) extend the maturity date of the Wise ABL Facility to September 14, 2020, and (iv) make certain other changes to the negative covenants under the Wise ABL Facility. The amendment also reduced the maximum aggregate revolving commitments under the Wise ABL Facility to $170 million.

Wise Factoring Facilities

On March 23, 2015, Wise Alloys LLC entered into a Receivables Purchase Agreement (the “Wise RPA”) with Wise Alloys Funding LLC (the “Wise RPA Seller”) and HSBC Bank USA, National Association (the “Wise RPA Purchaser”), providing for the sale of certain receivables of Wise Alloys LLC to the Wise RPA Purchaser in an amount not to exceed $100 million in the aggregate outstanding at any time. Receivables under the agreement were sold at a discount based on a rate equal to LIBOR plus 0.80-3.50% (based on the credit rating of the account debtor) per annum. Wise Alloys Funding LLC was also required to pay the Wise RPA Purchaser a commitment fee on the unused portion of the commitments under the Wise RPA of 0.40-1.75% (based on the credit rating of the account debtor) per annum. Subject to certain customary exceptions, each purchase under the Wise RPA was made without recourse to the Wise RPA Seller. The Wise RPA Seller has no liability to the Wise RPA Purchaser, and the Wise RPA Purchaser is solely responsible for the account debtor’s failure to pay any purchased receivable when it is due and payable under the terms applicable thereto. Constellium Holdco II B.V. provided a guaranty for the Wise RPA Seller’s performance obligations under the Wise RPA. The Wise RPA was terminated in April 2016.

On March 16, 2016, Wise Alloys LLC (“Wise Alloys”) entered into a Receivables Purchase Agreement (the “New Wise RPA”) with Wise Alloys Funding II LLC (the “New Wise RPA Seller”), Hitachi Capital America Corp. (“Hitachi”), and Greensill Capital Inc., as purchaser agent, providing for the sale of certain receivables of Wise Alloys to Hitachi. The New Wise RPA was amended on June 28, 2016 to increase the aggregate amount of receivables committed to be purchased thereunder, and on November 22, 2016 to join Intesa Sanpaolo S.p.A., New York Branch (together with Hitachi, the “New Wise RPA Purchasers”) as a purchaser and further increase the aggregate amount of receivables committed to be purchased thereunder. As amended, the New Wise RPA provides for the sale of receivables to the New Wise RPA Purchasers in an amount not to exceed $325 million in the aggregate outstanding at any time. Receivables under the New Wise RPA are sold at a discount based on a rate equal to a LIBOR rate plus 2.00-2.50% (based on the credit rating of the account debtor) per annum.

Subject to certain customary exceptions, each purchase under the New Wise RPA is made without recourse to the New Wise RPA Seller. The New Wise RPA Seller has no liability to the New Wise RPA Purchasers, and the New Wise RPA Purchasers are solely responsible for the account debtor’s failure to pay any purchased receivable when it is due and payable under the terms applicable thereto. Constellium Holdco II B.V. has provided a guaranty for the New Wise RPA Seller’s and Wise Alloys’ performance obligations under the New Wise RPA.

The New Wise RPA contains customary covenants. The New Wise RPA Purchasers’ obligation to purchase receivables under the New Wise RPA is subject to certain conditions, including without limitation that certain changes of control shall not have occurred, that there shall not have occurred a material adverse change in the business condition, operations or performance of the New Wise RPA Seller, Wise Alloys, or Constellium Holdco II B.V., and that Constellium’s corporate credit rating shall not have been withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s.

On January 25, 2017, the New Wise RPA was amended to extend the date on which the New Wise RPA Purchasers’ obligation to purchase receivables under the New Wise RPA will terminate January 24, 2018.

Metal Supply Agreement

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

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences relating to acquiring, owning and disposing of our ordinary shares by a U.S. Holder (as defined below) that holds the ordinary shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based upon existing U.S. federal income tax law, including the Code, U.S. Treasury regulations thereunder, rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling from the Internal Revenue Service (the “IRS”) has been sought with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, any entity or arrangement treated as a partnership or pass-through entity for U.S. federal income tax purposes and any investor therein, tax-exempt organizations (including private foundations), individual retirement and other tax-deferred accounts, U.S. expatriates, investors who are not U.S. Holders, U.S. Holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), U.S. Holders that acquire their ordinary shares pursuant to any employee share option or otherwise as compensation, U.S. Holders that hold their ordinary shares as part of a straddle, hedge, conversion, wash sale, constructive sale or other integrated transaction for U.S. federal income tax purposes or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, this discussion does not discuss any U.S. federal estate, gift or alternative minimum tax consequences, any tax consequences of the

Medicare tax on certain investment income pursuant to the Health Care and Education Reconciliation Act of 2010, any considerations with respect to FATCA (which for this purpose means Sections 1471 through 1474 of the Code, the Treasury regulations and administrative guidance promulgated thereunder, any intergovernmental agreement entered in connection therewith, and any non-U.S. laws, rules or directives implementing or relating to any of the foregoing), or any state, local or non-U.S. tax consequences. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If an entity or arrangement treated as a partnership or pass-through entity for U.S. federal income tax purposes is a beneficial owner of our ordinary shares, the tax treatment of an investor therein will generally depend upon the status of such investor, the activities of the entity or arrangement, and certain determinations made at the investor level. Such entities or arrangements, and investors therein, are urged to consult their own tax advisors regarding their investment in our ordinary shares.

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

A “qualified electing fund” election (“QEF election”), in certain limited circumstances, could serve as a further alternative to the foregoing rules with respect to an investment in a PFIC. However, in order for a U.S. Holder to be able to make a QEF election, we would need to provide such U.S. Holder with certain information. Because we do not intend to provide U.S. Holders with the information they would need to make such an election, prospective investors should assume that the QEF election will not be available in respect of an investment in our ordinary shares.

Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of acquiring, owning or disposing of our ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

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

With respect to noncorporate U.S. Holders, certain dividends received from a “qualified foreign corporation” may be subject to reduced rates of U.S. federal income taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. We believe our ordinary shares, which are listed on the NYSE, are considered to be readily tradable on an established securities market in the United States, although there can be no assurance that this will continue to be the case in the future. Noncorporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, even if the minimum holding period requirement has been met, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that a U.S. Holder is subject to non-U.S. withholding taxes on dividends paid to such U.S. Holder with respect to our ordinary shares, such U.S. Holder may be eligible, subject to certain conditions and limitations, to claim a foreign tax credit for such non-U.S. withholding taxes against the U.S. Holder’s U.S. federal income tax liability or alternatively deduct such non-U.S. withholding taxes in computing such U.S. Holder’s U.S. federal income tax liability. Dividends paid to a U.S. Holder with respect to our ordinary shares are expected to generally constitute “foreign source income” and to generally be treated as “passive category income,” for purposes of the foreign tax credit, except that a portion of such dividends may be treated as income from U.S. sources if (i) U.S. persons (as defined in the Code and applicable Treasury regulations) own, directly or indirectly, 50% or more of our ordinary shares (by vote or value) and (ii) we receive more than a de minimis amount of income from U.S. sources. The rules governing the foreign tax credit and ability to deduct such non-U.S. withholding taxes are complex and involve the application of rules that depend upon your particular circumstances. You are urged to consult your own tax advisors regarding the availability of, and any limits or conditions to, the foreign tax credit or deduction under your particular circumstances.

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

Information Reporting and Backup Withholding

A U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares, unless such shares were held on such U.S. Holder’s behalf through certain financial institutions) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds certain threshold amounts. You should consult your own tax advisor as to the possible obligation to file such information reports in light of your particular circumstances.

Moreover, information reporting generally will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares, in each case, that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States or through certain U.S. intermediaries), unless the U.S. Holder is an exempt recipient. Backup withholding (currently at a rate of 28%)

may also apply to such payments, unless the U.S. Holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding by providing a properly completed IRS Form W-9 and otherwise complies with applicable requirements of the backup withholding rules, or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

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

This summary is based on the tax laws of the Netherlands as in effect on January 1, 2017, as well as regulations, rulings and decisions of the Netherlands or of its taxing and other authorities available in printed form on or before such date and now in effect, and as applied and interpreted by Netherlands courts, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

For Dutch tax purposes, a holder of our ordinary shares may include an individual who, or an entity that, does not have the legal title to our ordinary shares, but to whom nevertheless our ordinary shares are attributed either based on such individual or entity holding a beneficial interest in our ordinary shares or based on specific statutory provisions, including statutory provisions pursuant to which our ordinary shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds our ordinary shares, such as the separated private assets (afgezonderd particulier vermogen) provisions of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) and the Dutch Gift and Inheritance Tax Act 1956 (Successiewet 1956).

Because this is a general summary, prospective holders of our ordinary shares should consult their own tax advisors as to the Dutch or other tax consequences of the acquisition, holding and transfer of the ordinary shares including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of foreign or other tax laws.

This summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the Netherlands in connection with the acquisition, ownership and transfer of our ordinary shares. All references in this summary to the Netherlands and to Netherlands or Dutch law are to the European part of the Kingdom of the Netherlands and its law, respectively, only. In addition, any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands, includes the Tax Arrangement for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Arrangement the Netherlands - Curacao (Belastingregeling Nederland - Curaco), the Tax Arrangement for the country of the Netherlands (Belastingregeling voor het land Nederland) and the Tax Arrangement the Netherlands - St. Maarten (Belastingregeling Nederland - St. Maarten).

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

Holder of Our Ordinary Shares Resident in the Netherlands

A holder of our ordinary shares who is, or who is deemed to be, a resident of the Netherlands can generally credit the withholding tax against his Dutch income tax or Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding his aggregate Dutch income tax or Dutch corporate income tax liability, provided certain conditions are met, unless such holder of our ordinary shares is not considered to be the beneficial owner of the dividends provided such holder is entitled to the benefits of such double taxation convention.

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

Holder of Our Ordinary Shares not Resident in the Netherlands

With respect to a holder of our ordinary shares, who is not and is not deemed to be a resident of the Netherlands for purposes of Dutch taxation and who is considered to be a resident of a country other than the Netherlands under the provisions of a double taxation convention that the Netherlands has concluded with such country, the following may apply. Such holder of our ordinary shares may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax provided such holder is entitled to the benefits of such double taxation convention.

In addition, an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities, provided that the following tests are satisfied:

(i)	the entity is a resident of another EU member state or of a designated state that is a party to the Agreement on the European Economic Area (currently Iceland, Norway and Liechtenstein), according to the tax laws of such state;

(ii)	the entity at the time of the distribution has an interest in us to which the participation exemption, as meant in article 13 of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969), or to which the participation credit, as meant in article 13aa of the Dutch Corporate Income Tax Act 1969, would have been applicable, had such entity been a tax resident of the Netherlands;

(iii)	the entity does not perform a function similar to an exempt investment institution (vrijgestelde beleggingsinstelling) or fiscal investment institution (fiscale beleggingsinstelling), as defined in the Dutch Corporate Income Tax Act 1969; and

(iv)	the entity is, in its state of residence, not considered to be resident outside the EU member states or the designated states that are party to the Agreement on the European Economic Area under the terms of a double taxation convention concluded with a third state.

The exemption from Dutch dividend withholding tax is not available if, pursuant to a provision for the prevention of fraud or abuse included in a double taxation treaty between the Netherlands and the country of residence of the non-resident holder of our ordinary shares, such holder would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from Dutch dividend withholding tax will only be available to the beneficial owner of the dividend.

Furthermore, certain entities that are resident in (a) another EU member state, (b) a designated state that is a party to the Agreement on the European Economic Area (currently Iceland, Norway and Liechtenstein) or (c) a designated jurisdiction which has an arrangement for the exchange of tax information with the Netherlands, provided that such entity under (c) holds ordinary shares as portfolio investment (i.e., such ordinary shares are not held with a view to the establishment or maintenance of lasting and direct economic links between such holder of ordinary shares and the Company and such ordinary shares do not allow such holder of ordinary shares to participate effectively in the management or control of the Company) and that are not subject to taxation levied by reference to profits in their state of residence, may be entitled to a refund of Dutch dividend withholding tax, provided:

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

Generally a holder of our ordinary shares will have a substantial interest in us in the meaning of paragraph (v) above if he holds, alone or together with his partner (a statutorily defined term), whether directly or indirectly, the ownership of, or certain other rights over shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire shares, whether or not already issued, which represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares) or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit and/or to 5% or more of the liquidation proceeds of us. A holder of our ordinary shares will also have a substantial interest in us if one of certain relatives of that holder or of his partner (a statutorily defined term) has a substantial interest in us.

If a holder of our ordinary shares does not have a substantial interest, a deemed substantial interest will be present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, without recognizing taxable gain.

Residents of the Netherlands

Individuals

An individual who is resident or deemed to be resident in the Netherlands (a “Dutch Resident Individual”) and who holds our ordinary shares will be subject to Netherlands income tax on income and/or capital gains derived from our ordinary shares at the progressive rate (up to 52%; rate for 2017) if:

(i)	the holder derives profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), to which enterprise the ordinary shares are attributable; or

(ii)	the holder derives income or capital gains from the ordinary shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer) and also include benefits resulting from a lucrative interest (lucratief belang).

If conditions (i) and (ii) above do not apply, any holder of our ordinary shares who is a Dutch Resident Individual will be subject to Netherlands income tax on a deemed return regardless of the actual income and/or capital gains derived from our ordinary shares. This deemed return has been set for 2017 at a variable return between 2.87% and 5.39% (depending on the amount of such holder’s net investment assets for the year) of the individual’s yield basis (rendementsgrondslag) insofar as this exceeds a certain threshold (heffingsvrijvermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets (including, as the case may be, the ordinary shares) held by the Dutch Resident Individual less the fair market value of certain qualifying liabilities, both determined on January 1 of the relevant year. The deemed return between 2.87% and 5.39% will be taxed at a rate of 30% (rate for 2017). Following 2017, the deemed return will be adjusted annually. However, at the request of the Netherlands Parliament, the Netherlands Ministry of Finance is also reviewing whether the taxation of income from savings and investments can be based on the actual income and/or gains realized in respect of investment assets (including, as the case may be, the ordinary shares) instead of a deemed return.

Entities

An entity that is resident or deemed to be resident in the Netherlands (a “Dutch Resident Entity”) will generally be subject to Netherlands corporate income tax with respect to income and capital gains derived from the ordinary shares. The Netherlands corporate income tax rate is 20% for the first €200,000 of the taxable amount, and 25% for the excess of the taxable amount over €200,000 (rates applicable for 2017).

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

(ii)	in the case of a Non-Dutch Resident who is an individual, such individual does not derive income or capital gains from the Shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001) performed or deemed to be performed in the Netherlands, which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer) and also include benefits resulting from a lucrative interest (luctratief belang); and

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

Gift and Inheritance Taxes

Dutch Residents

Generally, gift taxes (schenkbelasting) and inheritance taxes (erfbelasting) may arise in the Netherlands with respect to a transfer of our ordinary shares by way of a gift by or on the death of a holder of our ordinary shares who is resident or deemed to be resident in the Netherlands for the purpose of the Netherlands Gift and Inheritance Tax Act 1956 at the time of the gift or his/her death.

Non-Dutch Residents

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

For purposes of the Dutch Gift and Inheritance Tax Act 1956, an individual who is of Dutch nationality will be deemed to be a resident of the Netherlands if he has been a resident in the Netherlands at any time during the 10 years preceding the date of the gift or his death.

For purposes of Netherlands gift tax, an individual will, irrespective of his nationality, be deemed to be resident of the Netherlands if he has been a resident in the Netherlands at any time during the 12 months preceding the date of the gift. The same 12-month rule may apply to entities that have transferred their seat of residence out of the Netherlands.

Applicable tax treaties may override such deemed residency. For purposes of the Dutch Gift and Inheritance Tax Act 1956, a gift made under a condition precedent is deemed to be made at the time the condition precedent is fulfilled and is subject to gift tax if the donor is or is deemed to be a resident of the Netherlands at that time.

Value-Added Tax

No Netherlands value-added tax will be payable by a holder of our ordinary shares in consideration for the offer of our ordinary shares (other than value-added taxes on fees payable in respect of services not exempt from Netherlands value added tax).

Other Taxes or Duties

No Netherlands registration tax, custom duty, stamp duty or any other similar tax or duty, other than court fees, will be payable in the Netherlands by a holder of our ordinary shares in respect of or in connection with the acquisition, ownership and disposition of the ordinary shares.

Residence

A holder of our ordinary shares will not become or be deemed to become a resident of the Netherlands solely by reason of holding these ordinary shares.

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

Our Chief Executive Officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

B.	Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

The management of the Company, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Securities Exchange Act of 1934, as amended, Rule 13a-15(f).

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

Constellium’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2016 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on such criteria, Constellium’s management has concluded that, as of December 31, 2016, the Company´s internal control over financial reporting is effective.

C.	Attestation report of the registered public accounting firm.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.

D.	Changes in Internal Control over Financial Reporting

During the period covered by this report, we have not made any change to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that the members of our audit committee, Messrs. Paschke, Guillemot, Ormerod and Mmes. Walker and Brooks satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that each of Messrs. Paschke and Ormerod and Ms. Walker is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers Audit has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2016.

The following table sets out the aggregate fees for professional services and other services rendered to us by PricewaterhouseCoopers in the years ended December 31, 2016 and 2015, and breaks down these amounts by category of service:

	For the year ended December 31,
	2016	2015
	(€ in thousands)
Audit fees	6,227	6,540
Audit-related fees	168	305
Tax fees	845	828
All other fees*	3	3

Total	7,243	7,676

*	Including out-of-pocket expenses amounting to €617,000 and €566,000 for the years ended December 31, 2016 and 2015, respectively.

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

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Dutch Corporate Governance Code

We are a public company and list our Class A Ordinary shares on the New York Stock Exchange (“NYSE”) and on the Euronext Paris, regulated markets and are subject to the Dutch Corporate Governance Code (the “Dutch Code”). The Dutch Code, as amended, became effective on January 1, 2009, and applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere. For the complete Dutch Code please click on this link: http://www.mccg.nl/information-in-english.

On December 8, 2016, the Monitoring Committee Corporate Governance Code published a new Dutch Corporate Governance Code (the “New Dutch Code”). The New Dutch Code applies to any financial year starting on or after January 1, 2017. Where the New Dutch Code requires changes to rules, regulations or procedures, a company will be deemed compliant with the New Dutch Code if those changes are implemented no later than December 31, 2017. The Monitoring Committee recommends that the key aspects of a company’s corporate governance structure and compliance with the New Dutch Code will be discussed at the 2018 annual general meeting.

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

We acknowledge the importance of good corporate governance. The board of directors agrees with the general approach and with the majority of the provisions of the Dutch Code. However, considering our interests and the interests of our stakeholders, we do not apply a limited number of best practice provisions either because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NYSE.

The best practice provisions of the Dutch Code that we do not comply with include the following:

•	Remuneration (Principles II.2, III.7 and associated best practice provisions).

We believe that our remuneration policy helps to focus directors, officers and other employees and consultants on business performance that creates shareholder value, to encourage innovative approaches to the business of the Company and to encourage ownership of our shares by directors, officers and other employees and consultants. Aspects of our remuneration policy deviate from the Dutch Code to comply with applicable NYSE and SEC rules. For example, the Dutch Code recommends against providing equity awards as part of the compensation of a Non-Executive Director. However, the Company deviates from this recommendation and grants equity to its Non-Executive Directors.

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

Mr. Evans has served as our Chairman since December 2012. Mr. Evans also served as our interim chief executive officer from December 2011 until the appointment of our former CEO Mr. Pierre Vareille in March 2012. We believe the deviation from the Dutch Code is justified considering the short interim period during which Mr. Evans acted as executive board member.

•	The vice-chairman of the board shall deputize for the chairman when the occasion arises. By way of addition to best practice provision III.1.7, the vice-chairman shall act as contact for individual board members concerning the functioning of the chairman of the board (best practice provision III.4.4).

We comply with certain corporate governance requirements of the NYSE in lieu of the Dutch Code. Under the corporate governance requirements of the NYSE, we are not required to appoint a vice-chairman. If the chairman of our board of directors is absent, the directors that are present will elect a non-executive board member to chair the meeting.

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

The Company believes that board members should not be further limited by internal regulations beyond the rules and restrictions under applicable securities laws.

•	Independence (Principle III.2 and associated best practice provisions).

We deviate from the Dutch Code’s independence definition for Directors either because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, and because such provisions do not reflect best practices of global companies listed on the NYSE.

•	The majority of the members of the board of directors shall be non-executive directors and are independent within the meaning of best practice provision III.2.2 (best practice provision III.8.4).

Seven non-executive members of our board are independent. It is our view that given the nature of our business and the practice in our industry and considering our shareholder structure, it is justified that only seven non-executive directors are independent. We deviate from the Dutch Code’s independence definition for board members because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, and because such provisions do not reflect best practices of global companies listed on the NYSE. As an example, under NYSE rules, 9 of our current 10 directors are independent. We may need to further deviate from the Dutch Code’s independence definition for board members when looking for the most suitable candidates. For example, a current board member or future board candidate may have particular knowledge of, or experience in, the downstream aluminium rolled and extruded products and related businesses, but may not meet the definition of independence in the Dutch Code. As such background is very important to the efficacy of our board of directors in managing a highly technical business, and because our industry has relatively few participants, our board may decide to nominate candidates for appointment who do not fully comply with the criteria as listed under best practice provision III.2.2 of the Dutch Code.

•	The company shall formulate an “outline policy on bilateral contacts,” as described in the Dutch Code, with the shareholders and publish this policy on its website (best practice provision IV.3.13).

We will not formulate an “outline policy on bilateral contacts” with the shareholders. We do and will comply with applicable NYSE and SEC rules and the relevant provisions of applicable law with respect to contacts with our shareholders. We believe that all contacts with our shareholders should be assessed on a case-by-case basis.

•	A person may be appointed as non-executive member of the board for a maximum of three 4-year terms (best practice provisions III.3.5).

On June 15, 2016 Mr. Brandjes, Mr. Guillemot, Mr. Ormerod and Ms. Walker were each re-appointed as Non-Executive Directors for a period of one year. Ms. Brooks was newly appointed for a period of one year.

Mr. Hartman was re-appointed as Non-Executive Director for a period of two years as the Board believes that it is preferable that the Chairmen of the Board’s Committees serve for a period of two years following an election.

Mr. Evans was re-appointed as Non-Executive Director for a period of three years. The Board believes that it is preferable that the Chairman of the Board serve for a period of three years following an election.

This deviation gives the shareholders the opportunity to vote on re-appointments for terms under four years. Since we are a relatively recent public company of only four years, the maximum of three four-year terms is not an issue at this point.

•	Pursuant to best practice provision III.3.6. the non-executive board members shall draw up a retirement schedule in order to avoid, as far as possible, a situation in which many non-executive board members retire at the same time. The retirement schedule shall be made generally available and shall be posted on the company’s website.

As we are a relatively recent public company and many of our non-executive board members are (re)appointed for one year and recently elected, we currently do not have a retirement schedule.

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

In some situations, NYSE rules are more stringent, and in others the Dutch rules are. Other significant differences include:

•	NYSE rules require shareholder approval for changes to equity compensation plans, but under Dutch rules, shareholder approval is only required for changes to equity compensation plans for members of the board of directors;

•	Under Dutch corporate governance rules the audit and human resources and remuneration committees may not be chaired by the Chairman of the Board;

•	Under Dutch rules, auditors must be appointed by the general meeting of shareholders. NYSE rules require only that they be appointed by the audit committee;

•	Both NYSE and Dutch rules require that a majority of the board of directors be independent, but the definition of independence under each set of rules is not identical. For example, Dutch rules require a longer “look-back” period for former directors; and

•	The Dutch rules permit deviation from the rules if the deviations are explained in accordance with the rules. The NYSE rules do not allow such deviations.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Parent Company Condensed Financial Information is included herein in Note 31 to the consolidated financial statements.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

EXHIBIT INDEX

The following documents are filed as part of this Annual Report:

3.1	Amended and Restated Articles of Association of Constellium N.V. (incorporated by reference to Exhibit 3.2 of Constellium N.V.’s Amendment No. 3 to the Registration Statement on Form F-1 filed on May 21, 2013, File No. 333-188556)

3.2	Deed of Conversion-Constellium N.V. (incorporated by reference to Exhibit 3.2 of Constellium N.V.’s Amendment No. 4 to the Registration Statement on Form F-1 filed on May 21, 2013, File No. 333-188556)

3.3	Amendment to the Articles of Association of Constellium N.V. (incorporated by reference to Exhibit 3.3 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.1	Second Amendment to Credit Agreement, dated as of March 25, 2013, among Constellium Holdco B.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the new Term Lenders party thereto, Deutsche Bank Trust Company Americas, as the Existing Administrative Agent, and Deutsche Bank AG New York Branch, as the successor Administrative Agent (incorporated by reference to Exhibit 4.2 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.2	Third Amendment to Credit Agreement, dated as of July 31, 2013, among Constellium N.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

4.3	ABL Credit Agreement, dated as of May 25, 2012, among Constellium Holdco II B.V., Constellium U.S. Holdings I, LLC, Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders from time to time party hereto, and Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.4	First Amendment to Credit Agreement, dated as of January 7, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.5 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.5	Second Amendment to Credit Agreement, dated as of March 25, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.4 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.6	Third Amendment to Credit Agreement, dated as of October 1, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders party thereto, and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated by reference to Exhibit 4.6 of Constellium N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

4.7	Fourth Amendment to Credit Agreement, dated May 7, 2014, among Constellium Rolled Products Ravenswood, LLC, as borrower, Deutsche Bank Trust Company Americas, as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 4.8 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.8	Credit Agreement, dated as of May 7, 2014, among Constellium N.V., as Borrower, the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.9 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.9	First Amendment to Credit Agreement, dated December 5, 2014, among Constellium N.V., the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.10 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.10	Second Amendment to Credit Agreement, dated February 5, 2015, among Constellium N.V., the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.11 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.11	Third Amendment to Credit Agreement, dated September 30, 2015, among Constellium N.V., the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.12 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.12	Fourth Amendment to Credit Agreement, dated December 10, 2015, among Constellium N.V., the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.13 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.13	Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.750% Senior Notes due 2024 (incorporated by reference to Exhibit 4.7 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.14	Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.15 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.15	Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.16	Third Supplemental Indenture (5.750% Senior Notes due 2024), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee**

4.17	Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.625% Senior Notes due 2021 (incorporated by reference to Exhibit 4.8 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.18	Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.18 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.19	Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.19 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.20	Third Supplemental Indenture (4.625% Senior Notes due 2021), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee**

4.21	Indenture, dated as of December 19, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 8.00% Senior Notes due 2023 (incorporated by reference to Exhibit 4.12 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.22	Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Constellium N.V., and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.21 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.23	Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.22 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.24	Supplemental Indenture (8.00% Senior Notes due 2023), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee**

4.25	Indenture, dated as of December 19, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 7.00% Senior Notes due 2023 (incorporated by reference to Exhibit 4.13 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.26	Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.24 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.27	Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.25 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.28	Supplemental Indenture (7.00% Senior Notes due 2023), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee**

4.29	Indenture, dated as of March 30, 2016, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 7.875% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 4.26 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.30	Supplemental Indenture (7.875% Senior Secured Notes due 2021), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee**

4.31	Parity Lien Intercreditor Agreement, dated as of March 30, 2016, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.27 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.32	Indenture, dated as of December 11, 2013, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent, providing for the issuance of the 8 3/4% Senior Secured Notes due 2018 (incorporated by reference to Exhibit 4.14 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.33	First Supplemental Indenture, dated as of April 16, 2014, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.29 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.34	Second Supplemental Indenture, dated as of June 4, 2014, among WAC I, LLC, Wise Metals Group LLC, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.30 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.35	Third Supplemental Indenture, dated as of October 17, 2014, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.31 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.36	Credit Agreement, dated as of December 11, 2013, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Administrative Agent (incorporated by reference to Exhibit 4.15 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.37	Waiver and Amendment No. 1 to Credit Agreement, dated as of March 4, 2014, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.33 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.38	Consent and Amendment No. 2 to Credit Agreement, dated as of June 30, 2014, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.34 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.39	Amendment No. 3 to Credit Agreement, dated as of November 26, 2014, by and among Wise Alloys LLC, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.40	Consent and Amendment No. 4 to Credit Agreement, dated as of December 23, 2014, by and among Wise Alloys LLC, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.17 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.41	Amendment No. 5 to Credit Agreement, dated as of March 23, 2015, among Wise Alloys LLC, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.37 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.42	Amendment No. 6 to Credit Agreement, dated as of November 4, 2015, by and among Wise Alloys LLC, as Borrower, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.38 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.43	Amendment No. 7 to Credit Agreement, dated as of February 7, 2017, by and among Wise Alloys LLC, as Borrower, the other credit parties party thereto, the lenders party thereto, and Wells Fargo Bank, National Association, as successor Agent**

4.44	Indenture, dated as of April 16, 2014, among Wise Metals Intermediate Holdings LLC, Wise Holdings Finance Corporation, and Wilmington Trust National Association, as Trustee, providing for the issuance of the 9 3⁄4% / 10 1⁄2% Senior PIK Toggle Notes due 2019 (incorporated by reference to Exhibit 4.18 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

4.45	Indenture, dated as of February 16, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 6.625% Senior Notes due 2025**

10.1	Amended and Restated Shareholders Agreement, dated May 29, 2013, among Constellium N.V. and the other signatories thereto (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.2	2016 Employee Performance Award Plan**

10.3	Employment Letter by and between Constellium Switzerland AG and Pierre Vareille, dated August 30, 2012 (incorporated by reference to Exhibit 10.4 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.4	Employment Letter by and between Constellium France Holdco SAS and Didier Fontaine, dated May 11, 2012 (incorporated by reference to Exhibit 10.5 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.5	Amended and Restated Factoring Agreement between Alcan Rhenalu S.A.S. as French Seller, Alcan Aerospace S.A.S. as French Seller, Alcan Softal S.A.S. as French Seller, Alcan France Extrusions S.A.S. as French Seller, Alcan Aviatube S.A.S. as French Seller, Omega Holdco II B.V. as Parent Company, Engineered Products Switzerland A.G. as Sellers’ Agent and GE Factofrance S.N.C. as Factor, dated January 4, 2011, as amended as of November 8, 2013 (incorporated by reference to Exhibit 10.7 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.6	Amendment and Consent Letter No 10 between GE Factofrance S.A.S. as Factor and Constellium Switzerland AG, Constellium Holdco II B.V., Constellium France S.A.S., Constellium Extrusions France S.A.S. and Constellium Aviatube S.A.S. as French Sellers, dated February 3, 2014 (incorporated by reference to Exhibit 10.7.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

10.7	Amendment and Restatement Agreement among Constellium Issoire, as Seller, Constellium Neuf Brisach, as Seller, Constellium Extrusions France, as Seller, Constellium Holdco II B.V., as Parent Company, Constellium Switzerland A.G., as Sellers agent, and GE Factofrance SAS, as Factor, dated December 3, 2015 (incorporated by reference to Exhibit 10.8 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

10.8	Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010 (incorporated by reference to Exhibit 10.8 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.9	Country Specific Amendment Agreement (Switzerland) to the Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010 (incorporated by reference to Exhibit 10.9 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.10	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Valais AG (formerly: Alcan Aluminium Valais AG), dated November 12, 2013 (incorporated by reference to Exhibit 10.9.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.10.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Valais S.A. Sierre, dated May 27, 2016**

10.10.2	Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Valais S.A., dated December 21, 2016**

10.11	Factoring Agreement between GE Capital Bank AG and Alcan Aluminium-Presswerke GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.10 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.11.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Deutschland GmbH (formerly Alcan Aluminium-Presswerke GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.11.2	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Deutschland GmbH, dated May 27, 2016**

10.11.3	Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Extrusions Deutschland GmbH, dated December 21, 2016**

10.12	Factoring Agreement between GE Capital Bank AG and Constellium Rolled Products Singen GmbH & Co. KG, dated May 27, 2016**

10.12.1	Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG and Constellium Rolled Products Singen GmbH & Co. KG, dated December 21, 2016**

10.13	Factoring Agreement between GE Capital Bank AG and Alcan Singen GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.11 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.13.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH (formerly: Alcan Singen GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.14	Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH, dated March 26, 2014 (incorporated by reference to Exhibit 10.13 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

10.14.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH, dated May 27, 2016**

10.14.2	Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Singen GmbH, dated December 21, 2016**

10.15	Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Děčín S.R.O., dated June 26, 2015 (incorporated by reference to Exhibit 10.14 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

10.15.1	Amendment Agreement to a Factoring Agreement between GE Capital AG and Constellium Extrusions Děčín s.r.o., dated May 27, 2016**

10.15.2	Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Extrusions Děčín s.r.o., dated December 21, 2016**

10.17	Metal Supply Agreement between Engineered Products Switzerland AG and Rio Tinto Alcan Inc. for the supply of sheet ingot in Europe, dated January 4, 2011 (incorporated by reference to Exhibit 10.12 of Constellium N.V.’s Amendment No. 3 to the Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.18	Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.19	Form of Restricted Stock Unit Award Agreement under the Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 of Constellium N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

10.20	Unit Purchase Agreement between Constellium N.V., Wise Metals Holdings LLC and Silver Knot, LCC, dated October 3, 2014 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Form 6-K furnished on October 3, 2014)

10.21	Receivables Purchase Agreement, dated as of March 23, 2015, between Wise Alloys Funding LLC, as Seller, Wise Alloys LLC, as Servicer, and HSBC Bank USA, National Association, as Purchaser (incorporated by reference to Exhibit 10.16 of Constellium N.V.’s Form 20-F furnished on April 24, 2015)

10.22	First Amendment to Receivables Purchase Agreement, dated as of October 27, 2015, between Wise Alloys Funding LLC, as Seller, Wise Alloys LLC, as Servicer, and HSBC Bank USA, National Association, as Purchaser (incorporated by reference to Exhibit 10.20 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

10.23	Amended and Restated Receivables Purchase Agreement, dated November 22, 2016, among Wise Alloys LLC, as Servicer, Wise Alloys Funding II LLC, as Seller, Hitachi Capital America Corp., as Purchaser, Intesa Sanpaolo S.p.A., New York Branch, as Purchaser, and Greensill Capital Inc., as Purchaser Agent**

10.24	Second Omnibus Amendment, dated as of January 25, 2017, among Wise Alloys LLC, as Servicer, Wise Alloys Funding II LLC, as Seller, Hitachi Capital America Corp., as Purchaser, Intesa Sanpaolo S.p.A., New York Branch, as Purchaser, and Greensill Capital Inc., as Purchaser Agent**

10.25	Employment Agreement of Jean-Marc Germain, dated as of April 25, 2016**

10.26	Employment Agreement of Peter R. Matt, dated as of October 26, 2016**

10.27	Employment Agreement of Corinne Fornara, dated as of September 1, 2016**

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 21, 2017**

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 21, 2017**

13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated as of March 21, 2017**

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated as of March 21, 2017**

15.1	Consent of Independent Registered Public Accounting Firm**

21.1	List of subsidiaries**

**	Filed herein.
+	Confidential treatment granted as to certain portions, which portions have been provided separately to the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CONSTELLIUM N.V.

By:	/s/ Jean-Marc Germain
	Name:	Jean-Marc Germain
	Title:	Chief Executive Officer

Date: March 21, 2017

INDEX TO FINANCIAL STATEMENTS

Constellium N.V. Audited Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015, and 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Constellium N.V.:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income / (loss), changes in equity and cash flows present fairly, in all material respects, the financial position of Constellium N.V. (the “Company”) and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Neuilly-sur-Seine, France

March 9, 2017

PricewaterhouseCoopers Audit

/s/ Cédric Le Gal

Cédric Le Gal

Partner

CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Revenue	3	4,743	5,153	3,666
Cost of sales		(4,227)	(4,703)	(3,183)

Gross profit		516	450	483

Selling and administrative expenses		(254)	(245)	(200)
Research and development expenses		(32)	(35)	(38)
Restructuring costs	3	(5)	(8)	(12)
Impairment	15	—	(457)	—
Other gains / (losses) - net	7	21	(131)	(83)

Income / (Loss) from operations		246	(426)	150

Finance costs - net	9	(167)	(155)	(58)
Share of loss of joint-ventures	17	(14)	(3)	(1)

Income / (Loss) before income tax		65	(584)	91

Income tax (expense) / benefit	10	(69)	32	(37)

Net (Loss) / Income		(4)	(552)	54

Net (Loss) / Income attributable to:
Equity holders of Constellium		(4)	(554)	51
Non-controlling interests		—	2	3

Net (Loss) / Income		(4)	(552)	54

Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Basic	11	(0.04)	(5.27)	0.48
Diluted	11	(0.04)	(5.27)	0.48

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Net (Loss)/ Income	(4)	(552)	54

Other comprehensive income / (loss)
Items not to be reclassified subsequently to the consolidated income statement
Remeasurement of post-employment benefit obligations	(20)	(7)	(137)
Income tax on remeasurement of post-employment benefit obligations	2	20	14
Cash flow hedge (A)	—	(9)	9
Income tax on cash flow hedge	—	3	(3)
Items to be reclassified subsequently to the consolidated income statement
Cash flow hedge (B)	(27)	—	—
Income tax on cash flow hedge	9	—	—
Currency translation differences	6	34	(13)

Other comprehensive (loss) / income	(30)	41	(130)

Total comprehensive loss	(34)	(511)	(76)

Attributable to:
Equity holders of Constellium	(34)	(513)	(80)
Non-controlling interests	—	2	4

Total comprehensive loss	(34)	(511)	(76)

(A)	Relates to foreign currency hedging of the estimated U.S. Dollar Wise acquisition price

(B)	Relates to foreign currency hedging of certain forecasted sales in U.S. Dollar

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At December 31, 2016	At December 31, 2015
Assets

Current assets
Cash and cash equivalents	12	347	472
Trade receivables and other	13	355	365
Inventories	14	591	542
Other financial assets	21	117	70

		1,410	1,449

Non-current assets
Property, plant and equipment	15	1,477	1,255
Goodwill	16	457	443
Intangible assets	16	79	78
Investments accounted for under equity method	17	16	30
Deferred income tax assets	18	252	270
Trade receivables and other	13	47	53
Other financial assets	21	49	37

		2,377	2,166

Assets classified as held for sale	29	—	13

Total Assets		3,787	3,628

Liabilities

Current liabilities
Trade payables and other	19	839	867
Borrowings	20	107	169
Other financial liabilities	21	34	107
Income tax payable		13	6
Provisions	24	42	44

		1,035	1,193

Non-current liabilities
Trade payables and other	19	59	54
Borrowings	20	2,361	2,064
Other financial liabilities	21	30	14
Pension and other post-employment benefit obligations	23	735	701
Provisions	24	107	119
Deferred income tax liabilities	18	30	10

		3,322	2,962

Liabilities classified as held for sale	29	—	13

Total Liabilities		4,357	4,168

Equity
Share capital	25	2	2
Share premium	25	162	162
Retained deficit and other reserves		(743)	(715)

Equity attributable to equity holders of Constellium		(579)	(551)
Non-controlling interests		9	11

Total Equity		(570)	(540)

Total Equity and Liabilities		3,787	3,628

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)

Net (loss) / Income	—	—	—	—	—	—	(4)	(4)	—	(4)
Other comprehensive (loss) / income	—	—	(18)	(18)	6	—	—	(30)	—	(30)

Total comprehensive income / (loss)	—	—	(18)	(18)	6	—	(4)	(34)	—	(34)

Transactions with Equity holders
Share-based compensation	—	—	—	—	—	6	—	6	—	6

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2016	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net (loss) / Income	—	—	—	—	—	—	(554)	(554)	2	(552)
Other comprehensive income / (loss)	—	—	13	(6)	34	—	—	41	—	41

Total comprehensive income / (loss)	—	—	13	(6)	34	—	(554)	(513)	2	(511)

Transactions with Equity holders
Share-based compensation	—	—	—	—	—	5	—	5	—	5

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	3	3

At December 31, 2015	2	162	(133)	—	6	11	(599)	(551)	11	(540)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2014	2	162	(23)	—	(14)	1	(96)	32	4	36

Net (loss) / Income	—	—	—	—	—	—	51	51	3	54
Other comprehensive income / (loss)	—	—	(123)	6	(14)	—	—	(131)	1	(130)

Total comprehensive income / (loss)	—	—	(123)	6	(14)	—	51	(80)	4	(76)

Transactions with Equity holders
Share-based compensation	—	—	—	—	—	4	—	4	—	4

MEP Shares changes	—	—	—	—	—	1	—	1	—	1

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2014	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Net (loss)/ income		(4)	(552)	54
Adjustments
Depreciation and amortization	15	155	140	49
Finance costs – net	9	167	155	58
Income tax expense / (benefit)	10	69	(32)	37
Share of loss of joint-ventures	17	14	3	—
Unrealized (gains) / losses on derivatives – net and from remeasurement of monetary assets and liabilities – net	7	(74)	23	52
Losses on disposal and assets classified as held for sale	7	10	5	5
Impairment		—	457	—
Other – net		(14)	5	5

Interest paid		(174)	(143)	(39)
Income tax paid		(14)	(9)	(27)
Change in Trade working Capital
Inventories		(42)	149	(95)
Trade receivables		28	343	(48)
Margin calls		—	1	11
Trade payables		(18)	(161)	170
Change in provisions and pension obligations		(5)	(20)	(26)
Other working capital		(10)	4	(33)

Net cash flows from operating activities		88	368	173

Purchases of property, plant and equipment	3	(355)	(350)	(199)
Acquisition of subsidiaries net of cash acquired	7	21	(348)	—
Proceeds from disposals net of cash		(5)	4	(2)
Equity contribution and loan to joint-ventures		(37)	(34)	(21)
Other investing activities		11	6	6

Net cash flows used in investing activities		(365)	(722)	(216)

Net Proceeds from issuance of Senior Notes	20	375	—	1,153
Repayment of Senior Notes / term loan	20	(148)	—	(331)
(Repayments) / Proceeds from revolving Credit Facility and other loans	20	(69)	(211)	13
Payment of deferred financing costs and exit costs	20	(19)	(2)	(27)
Withholding tax reimbursed		—	—	20
Transactions with non-controlling interests		(2)	3	(2)
Other financing activities		8	45	(34)

Net cash flows from / (used in) financing activities		145	(165)	792

Net increase / (decrease) in cash and cash equivalents		(132)	(519)	749
Cash and cash equivalents – beginning of period		472	991	236
Cash and cash equivalents classified as held for sale – beginning of period	29	4	—	—
Effect of exchange rate changes on cash and cash equivalents		3	4	6

Cash and cash equivalents – end of period	12	347	476	991

Less: cash and cash equivalents classified as held for sale	29	—	(4)	—
Cash and cash equivalents as reported in the Consolidated Statement of Financial Position	12	347	472	991

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

NOTE 1 - GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the United States, Europe and China, operates 21 production facilities, 9 administrative and commercial sites and one world-class technology center. It has more than 11,000 employees.

Constellium is a public company with limited liability. The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium N.V. and its subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The consolidated financial statements have been authorized for issue by the Board of Directors on March 8, 2017.

2.2. Application of new and revised IFRS

The following new standards and amendments apply to the Group for the first time in 2016.

•	Annual improvements to IFRSs 2012-2014 cycle

•	Amendments to IAS 1, ‘Disclosure Initiative’

•	Amendments to IFRS 11, ‘Accounting for Acquisitions of Interests in Joint Operations’

•	Amendments to IAS 16 and IAS 38, ‘Clarification of Acceptable Methods of Depreciation and Amortization’

•	Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’

They do not have any significant impact on the annual consolidated financial statements of the Group.

2.3. New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new, revised and amended standards and interpretations that have been issued but are not yet effective and which could affect the Group’s future consolidated financial statements.

The impact of the following standards and interpretations on the Group’s results and financial situation is currently being evaluated.

IFRS 15, ‘Revenue from contracts with customers’ and its clarifications deal with revenue recognition and establishes principles for reporting information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts and related interpretations’. The clarifications provide guidance on identifying performance obligations, the principal versus agent assessment, accounting for licenses of intellectual property, and transition to the new revenue standard.

The standard and its clarifications will be effective for accounting periods beginning on or after January 1, 2018.

IFRS 16, ‘Leases’ deals with principles for the recognition, measurement, presentation and disclosures of leases. The standard provides an accounting model, requiring lessee to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The lessor accounting approach remains unchanged. Management is currently evaluating the impact of the standard on our consolidated financial position and results of operations. The Group expects that the adoption will result in an increase to non-current assets and non-current liabilities as a result of substantially all operating leases existing as of the adoption date being capitalized along with the associated obligations.

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

Modifications introduced by IFRS 9 relate primarily to:

•	Classification and measurement of financial assets. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.

•	Impairment of receivables, now based on the expected credit loss model.

•	Hedge accounting.

The standard will be effective for accounting periods beginning on or after January 1, 2018.

Amendments to IAS 7, ‘Disclosure Initiative’

The amendments to IAS 7, ‘Statement of Cash Flows’ are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

The amendments to IAS 7 will be effective for accounting periods beginning on or after January 1, 2017.

IFRIC 22: ‘Foreign Currency Transactions and Advance Consideration’

This interpretation indicates how to determine the date of the transaction when applying the standard on foreign currency transactions, IAS 21. The Interpretation applies where an entity either pays or receives consideration in advance for foreign currency-denominated contracts.

The date of the transaction determines the exchange rate to be used on initial recognition of the related asset, expense or income.

The Interpretation provides guidance for when a single payment/receipt is made, as well as for situations where multiple payments/receipts are made. It states that the date of the transaction, for the purpose of determining the exchange rate to use on initial recognition of the related item, should be the date on which an entity initially recognizes the non-monetary asset or liability arising from the advance consideration. If there are multiple payments or receipts in advance of recognizing the related item, the entity should determine the date of the transaction for each payment or receipt.

The amendment is effective for annual periods beginning on or after 1 January 2018.

The following amendments are not expected to have any impact on the Group’s consolidated financial statements.

Amendments to IAS 12, ‘Recognition of Deferred Tax Assets for Unrealised Losses’

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explains in which circumstances taxable profit may include the recovery of some assets for more than their carrying amount.

These amendments will be effective for accounting periods beginning on or after January 1, 2017.

Amendments to IFRS 2, ‘Classification and Measurement of Share-Based Payment Transactions’

The amendments clarify the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. They also introduce an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

These amendments will be effective for accounting periods beginning on or after January 1, 2018.

Annual improvements 2014-2016

The latest annual improvements clarify:

•	IFRS 1, ‘First time adoption of IFRS’: Retirement of short-term exemptions

The amendments deletes short-term exemptions covering transition provisions of IFRS 7 ‘Financial Instruments – Disclosures’, IAS 19 ‘Employee Benefits’, and IFRS 10 ‘Consolidated Financial Statements’. These transition provisions were available to entities for passed reporting periods and are therefore no longer applicable.

•	IFRS 12, ‘Disclosure of Interests in Other Entities’: Clarifying the scope

The amendment clarifies that the disclosures requirement of IFRS 12 are applicable to interest in entities classified as held for sale except for summarized financial information. Previously, it was unclear whether all other IFRS 12 requirements were applicable for these interests.

•	IAS 28, ‘Investments in Associates and Joint Ventures’: Clarifying measurement of investments

IAS 28 allows venture capital organizations, mutual funds, unit trusts and similar entities to elect measuring their investments in associates or joint ventures at fair value through profit or loss (FVTPL). The Board clarified that this election should be made separately for each associate or joint venture at initial recognition.

These improvements will be effective for accounting periods beginning on or after January 1, 2017 for IFRS 12 and January 1, 2018 for IFRS 1 and IAS 28.

2.4. Basis of preparation

In accordance with IAS 1, ‘Presentation of Financial Statements’, the Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements respectively in NOTE 12 – Cash and Cash Equivalents, NOTE 20 – Borrowings and NOTE 22 – Financial Risk Management.

The Group’s forecast and projections, taking account of reasonably possible changes in trading performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants.

Accordingly the Group continues to adopt the going concern basis in preparing the Consolidated Financial Statements. Management considers that this assumption is not invalidated by Constellium’s negative equity as at December 31, 2016. This assessment was confirmed by the Board of Directors on March 8, 2017.

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

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items. Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

2.6. Principles governing the preparation of the Consolidated Financial Statements

Basis of consolidation

These consolidated financial statements include all the assets, liabilities, equity, revenues, expenses and cash flows of the entities and businesses controlled by Constellium. All intercompany transactions and balances are eliminated.

Subsidiaries are entities over which the Group has control. The Group controls an entity when the Group has power over the investee, is exposed to, or has rights to variable returns from its involvement in the entity and has the ability to affect those returns through its power over the entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Investments over which the Group has significant influence or joint control are accounted for under the equity method. The investments are initially recorded at cost. Subsequently they are increased or decreased by the Group’s share in the profit or loss, or by other movements reflected directly in the equity of the entity.

Business combination

The Group applies the acquisition method to account for business combinations.

The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities assumed and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The amount of non-controlling interests is determined for each business combination and is either based on the fair value (full goodwill method) or the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets, resulting in recognition of only the share of goodwill attributable to equity holders of the parent (partial goodwill method).

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the amount of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as a gain in Other gains / (losses) - net in the Consolidated Income Statement.

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

Significant assumptions used in determining allocation of fair value include the following valuation techniques: the cost approach, the income approach and the market approach which are determined based on cash flow projections and related discount rates, industry indices, market prices regarding replacement cost and comparable market transactions.

Acquisition related costs are expensed as incurred and included in Other gains / (losses) - net in the Consolidated Income Statement.

Cash-generating units

The reporting units (which generally correspond to an industrial site), the lowest level of the Group’s internal reporting, have been identified as its cash-generating units.

Goodwill

Goodwill arising from a business combination is carried at cost as established at the date of the business combination less accumulated impairment losses, if any.

Goodwill is allocated and monitored at the operating segments level which are the groups of cash-generating units that are expected to benefit from the synergies of the combination. The operating segments represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

Gains and losses on the disposal of a cash-generating unit include the carrying amount of goodwill relating to the cash-generating unit sold.

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

The fair value is the price that would be received for the group of cash-generating units, in an orderly transaction, from a market participant. This value is estimated on the basis of available and relevant market data or a discounted cash flow model reflecting market participant assumptions.

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

Non-current assets (and disposal groups) classified as held for sale & Discontinued operations

IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ defines a discontinued operation as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components, (ii) is classified as held for sale or has been disposed of, and (iii) represents a separate major line of business or geographic areas of operations.

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

Assets and liabilities held for sale are presented in separate line items in the Consolidated Statement of Financial Position of the period during which the decision to sell is made.

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

Foreign currency transactions

Transactions denominated in currencies other than the functional currency are recorded in the functional currency at the exchange rate in effect at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Income Statement, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented within Finance costs – net.

Realized foreign exchange gains and losses that relate to commercial transactions are presented in Cost of sales.

All other foreign exchange gains and losses, including those that relate to foreign currency derivatives hedging commercial transactions, are presented within Other gains/ (losses) – net.

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

The net differences arising from exchange rate translation are recognized in the Consolidated Statement of Comprehensive Income / (Loss).

The following table summarizes the main exchange rates used for the preparation of the Consolidated Financial Statements of the Group:

		Year ended December 31, 2016		Year ended December 31, 2015		Year ended December 31, 2014
Foreign exchange rate for 1 Euro		Average rate	Closing rate	Average rate	Closing rate	Average rate	Closing rate
U.S. Dollars	USD	1.1063	1.0541	1.1089	1.0887	1.3264	1.2141
Swiss Francs	CHF	1.0901	1.0739	1.0669	1.0835	1.2146	1.2024
Czech Koruna	CZK	27.0342	27.0210	27.2762	27.0226	27.5352	27.7348

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

Revenue from product sales, net of trade discounts, allowances and volume-based incentives, is recognized once delivery has occurred, and provided persuasive evidence that the following criteria are met:

-	The significant risks and rewards of ownership of the product have been transferred to the buyer;

-	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained by Constellium;

-	The amount of revenue can be measured reliably;

-	It is probable that the economic benefits associated with the sale will flow to Constellium; and

-	The costs incurred or to be incurred in respect of the sale can be measured reliably.

The Group also enters into tolling agreements whereby clients provide the metal which the Group will then manufacture for them. In these circumstances, revenue is recognized when services are provided at the date of redelivery of the manufactured metal.

Amounts billed to customers in respect of shipping and handling are classified as revenue when the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognized in Cost of sales.

Deferred tooling revenue and related costs

Certain automotive long term contracts include the design and manufacture of customized parts. To manufacture such parts, certain specialized or customized tooling is required. In accordance with IAS 11 ‘Construction Contracts’, the Group accounts for the tooling revenue and related costs provided by third party manufacturers on the basis of percentage of completion of the contract.

Research and development costs

Costs incurred on development projects are recognized as intangible assets when the following criteria are met:

-	It is technically feasible to complete the intangible asset so that it will be available for use;

-	Management intends to complete and use the intangible asset;

-	There is an ability to use the intangible asset;

-	It can be demonstrated how the intangible asset will generate probable future economic benefits;

-	Adequate technical, financial and other resources to complete the development and use or sell the intangible asset are available; and

-	The expenditure attributable to the intangible asset during its development can be reliably measured.

Development expenditures which do not meet these criteria are expensed as incurred. Development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

Other gains / (losses) - net

Other gains / (losses) - net include: (i) realized and unrealized gains and losses on derivatives contracted for commercial purposes and accounted for at fair value through profit or loss and (ii) unrealized exchange gains and losses from the remeasurement of monetary assets and liabilities.

Other gains / (losses) - net separately identifies other unusual, infrequent or non-recurring items. Such items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

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

Share-based payment arrangements

Equity-settled share-based payments to employees and Board members providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting year, the Group revises its estimate of the number of equity instruments expected to vest.

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

-	Buildings 10 – 50 years;

-	Machinery and equipment 3 – 40 years; and

-	Vehicles 5 – 8 years.

Intangible assets

Recognition and measurement

Technology and Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses. The useful lives of the Group intangible assets are assessed to be finite.

Amortization

Intangible assets are amortized over the estimated useful lives of the related assets using the straight-line method as follows:

-	Technology 20 years;

-	Customer relationships 25 years; and

-	Software 3 – 5 years.

Impairment of property, plant and equipment and intangible assets

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

(a)	At fair value through profit or loss: These are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading except when they are designated as hedging instruments in a hedging relationship that qualifies for hedge accounting in accordance with IAS 39, ‘Financial instruments’. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the Consolidated Income Statement.

(b)	Loans and receivables: These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current or non-current assets based on their maturity date. Loans and receivables are comprised of trade receivables and other and non-current and current loans receivable in the Consolidated Statement of Financial Position. Loans and receivables are carried at amortized cost using the effective interest rate method, less any impairment.

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

(iii) Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

For derivative instruments that do not qualify for hedge accounting, changes in the fair value are recognized immediately in profit or loss and are included in ‘Other gains / (losses) - net’.

For derivative instruments that are designated for hedge accounting, the group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in Other Comprehensive Income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Income Statement within ‘Other gains / (losses) - net’.

Amounts accumulated in equity are reclassified to the Consolidated Income Statement when the hedged item affects the Consolidated Income Statement. The gain or loss relating to the effective portion of derivative instruments hedging forecasted cash-flows under customer agreements is recognized in ‘Revenue’. When the forecasted transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are reclassified from equity and included in the initial measurement of the cost of the asset. The deferred amounts would ultimately be recognized in the Consolidated Income Statement upon the sale, depreciation or impairment of the asset.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the Consolidated Income Statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recognized in equity is immediately reclassified to the Consolidated Income Statement.

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

Leases

Constellium as the lessee

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Various buildings, machinery and equipment are leased from third parties under operating lease agreements. Under operating leases, lease payments are recognized as rent expense on a straight-line basis over the term of the lease agreement, and are included in Cost of sales or Selling and administrative expenses, depending on the nature of the leased assets.

Leases of property, plant and equipment under which the Group has substantially all the risks and rewards of ownership are classified as finance leases. Various buildings and equipment are leased from third parties under finance lease agreements. Under such finance leases, the asset financed is recognized in Property, plant and equipment and the financing is recognized as a financial liability, in Borrowings.

Constellium as the lessor

Certain land, buildings, machinery and equipment are leased to third parties under finance lease agreements. At lease inception, the net book value of the related assets is removed from Property, plant and equipment and a Finance lease receivable is recorded at the lower of the fair value and the aggregate future cash payments to be received from the lessee computed at an interest rate implicit in the lease. As the Finance lease receivable from the lessee is due, interest income is recognized.

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

Trade account receivables

Recognition and measurement

Trade account receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less impairment.

Impairment

An impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, late payments, default or a significant deterioration in creditworthiness. The amount of the provision is the difference between the assets’ carrying value and the present value of the estimated future cash flows, discounted at the original effective interest rate. The expense (income) related to the increase (decrease) of the impairment is recognized in the Consolidated Income Statement. When a trade receivable is deemed uncollectible, it is written off against the impairment account. Subsequent recoveries of amounts previously written off are credited in Other gains / (losses) in the Consolidated Income Statement.

Factoring arrangements

In non-recourse factoring arrangements, under which the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized from the Consolidated Statement of Financial Position. When trade account receivables are sold with limited recourse, and substantially all the risks and rewards associated with these receivables are not transferred, receivables are not derecognized. Inflows and outflows from factoring agreements under which the Group does not derecognize receivables are presented on a net basis as cash flows from financing activities. Arrangements in which the Group derecognizes receivables result in changes in trade receivables which are reflected as cash flows from operating activities.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash in bank accounts and on hand, short-term deposits held on call with banks and other short-term highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value, less bank overdrafts that are repayable on demand, provided there is an offset right.

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

The initial closure provision together with subsequent movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalized within Property, plant and equipment. These costs are then depreciated over the remaining useful lives of the related assets. The amortization or unwinding of the discount applied in establishing the net present value of the provisions is charged to the Consolidated Income Statement as a financing cost.

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

Management establishes tax reserves and accrues interest thereon, if deemed appropriate, in expectation that certain tax return positions may be challenged and that the Group might not succeed in defending such positions, despite management’s belief that the positions taken were fully supportable.

Pension, other post-employment plans and other long-term employee benefits

For defined contribution plans, the contribution paid in respect of service rendered over the service period is recognized in the Consolidated Income Statement. This expense is included in Cost of sales, Selling and administrative expenses or Research and development expenses, depending on its nature.

For defined benefit plans, the retirement benefit obligation recognized in the Consolidated Statement of Financial Position represents the present value of the defined benefit as reduced by the fair value of plan assets. The effects of changes in actuarial assumptions and experience adjustments are presented in the Consolidated Statement of Comprehensive Income / (Loss).

The amount charged to the Consolidated Income Statement in respect of these plans (including the service costs and the effect of any curtailment or settlement, net of interest costs) is included within the Income / (loss) from operations.

The defined benefit obligations are assessed using the projected unit credit method. The most significant assumption is the discount rate.

Other post-employment benefit plans mainly relate to health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents. Eligibility for coverage is dependent upon certain age and service criteria. These benefit plans are unfunded and are accounted for as defined benefit obligations, as described above.

Other long term employee benefits mainly include jubilees and other long-term disability benefits. For these plans, actuarial gains and losses arising in the year are recognized immediately in the Consolidated Income Statement.

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

The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized as tax income / (loss) in the year when the rate change is substantively enacted. Deferred income tax assets and liabilities are measured using tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the date of the Consolidated Statement of Financial Position. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Presentation of financial statements

The consolidated financial statements are presented in millions of Euros, except Earnings per share in Euros. Certain reclassifications may have been made to prior year amounts to conform to current year presentation or with IFRS requirements.

Interest paid previously presented in Cash flows from / (used in) financing activities have been reclassified in Cash flows from / (used in) operating activities for respectively €174 million, €143 million and €39 million for years ended December 31, 2016, December 31, 2015 and December 31, 2014. The change in presentation will provide more relevant information about the effects of transactions on the Group cash flows and will make them more comparable with their peers.

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

Impairment tests for goodwill, intangible assets and property, plant and equipment

The determination of fair value and value in use of cash-generating units or groups of cash-generating units depends on a number of assumptions, in particular market data, estimated future cash flows and discount rates.

These assumptions are subject to risk and uncertainty. Any material changes in these assumptions could result in a significant change in a cash-generating units’ recoverable value or in a goodwill impairment. Details of the key assumptions applied are set out in NOTE 16 – Intangible assets (including goodwill) and in NOTE 15 – Property, plant and equipment.

Pension, other post-employment benefits and other long-term employee benefits

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligations and net pension costs include discount rates and rates of future compensation increase.

Any material changes in these assumptions could result in a significant change in employee benefit expenses recognized in the Consolidated Income Statement, actuarial gains and losses recognized in Equity and prepaid and accrued benefits. Details of the key assumptions applied are set out in NOTE 23 – Pensions and other post-employment benefit obligations.

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

Provisions

Provisions have been recorded for: (a) close-down and restoration costs; (b) environmental remediation and monitoring costs; (c) restructuring programs; (d) legal and other potential claims including provisions for product income tax risks, warranty and guarantees, at amounts which represent management’s best estimates of the expenditure required to settle the obligation at the date of the Consolidated Statement of Financial Position. Expectations are revised each year until the actual liability is settled, with any difference accounted for in the year in which the revision is made. Main assumptions used are described in NOTE 24 – Provisions.

Purchase Accounting

Business combinations are recorded in accordance with IFRS 3, ‘Business Combination’ using the acquisition method. Under this method, upon the initial consolidation of an entity over which the Group has acquired exclusive control, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date.

Therefore, through a number of different techniques, the Group identified what it believes is the fair value of the assets and liabilities at the acquisition date. These valuations include a number of assumptions, estimations and judgments. Quantitative and qualitative information is further disclosed in NOTE 16 – Intangible assets (including Goodwill).

Significant assumptions which were used in determining allocation of fair value included the following valuation techniques: the cost approach, the income approach and the market approach which were determined based on cash flow projections and related discount rates, industry indices, market prices regarding replacement cost and comparable market transactions. While the Company believes that the estimates and assumptions underlying the valuation methodologies were reasonable, different assumptions could have resulted in different fair values.

NOTE 3 - OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to Constellium’s chief operating decision maker (CODM) (see NOTE 2 – Summary of Significant Accounting Policies) on that basis. Group’s operating segments are described below:

Packaging and Automotive Rolled Products (P&ARP)

P&ARP produces thin-gauge rolled products for customers in the beverage and closures, automotive, Body in White (BiW), Automotive Body Sheet (ABS), customized industrial sheet solutions and high-quality bright surface product markets. P&ARP operates three facilities in three countries and has 3,388 employees as at December 31, 2016.

Aerospace and Transportation (A&T)

A&T focuses on thick-gauge rolled high value-added products for customers in the aerospace, marine, automotive and mass-transportation markets and engineering industries. A&T operates six facilities in three countries and has 3,606 employees as at December 31, 2016.

Automotive Structures and Industry (AS&I)

AS&I focuses on specialty products and supplies a variety of hard and soft alloy extruded products, including technically advanced products, to the automotive, industrial, energy, electrical and building industries, and to manufacturers of mass transport vehicles and shipbuilders. AS&I operates fourteen facilities in eight countries and has 3,310 employees as at December 31, 2016.

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

3.1 Segment Revenue

	Year ended December 31, 2016			Year ended December 31, 2015			Year ended December 31, 2014
(in millions of Euros)	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue
P&ARP	2,498	(16)	2,482	2,748	(6)	2,742	1,576	(8)	1,568
A&T	1,302	(23)	1,279	1,355	(7)	1,348	1,197	(5)	1,192
AS&I	1,002	(9)	993	1,047	(13)	1,034	921	(46)	875
Holdings & Corporate(A)	(11)	—	(11)	29	—	29	31	—	31

Total	4,791	(48)	4,743	5,179	(26)	5,153	3,725	(59)	3,666

(A)	For the year ended December 31, 2016, Holdings & Corporate segment includes a €20 million one-time payment related to the re-negotiation of a contract with one of Wise’s customers offset by revenues from metal supply to third parties. For the year ended December 31, 2015 and 2014, it includes revenues from metal supply to third parties.

3.2 Segment adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
P&ARP		201	183	118
A&T		103	103	91
AS&I		102	80	73
Holdings & Corporate		(29)	(23)	(7)

Adjusted EBITDA		377	343	275

Metal price lag(A)		4	(34)	27
Start-up and development costs(B)		(25)	(21)	(11)
Manufacturing system and process transformation costs(C)		(5)	(11)	(1)
Wise integration and acquisition costs		(2)	(14)	(34)
Wise one-time costs(D)		(20)	(38)	—
Wise purchase price adjustment(E)	7	20	—	—
Share based compensation	28	(6)	(7)	(4)
(Loss) / Gain on Ravenswood OPEB plan amendment		—	(5)	9
Swiss pension plan settlements		—	—	6
Income tax contractual reimbursements		—	—	8
Depreciation and amortization	15, 16	(155)	(140)	(49)
Impairment	15	—	(457)	—
Restructuring costs		(5)	(8)	(12)
Unrealized gains / (losses) on derivatives	7	71	(20)	(53)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities – net	7	3	(3)	1
Losses on disposals and assets classified as held for sale		(10)	(5)	(5)
Other(F)		(1)	(6)	(7)

Income / (loss) from operations		246	(426)	150

Finance costs – net	9	(167)	(155)	(58)
Share of loss of joint-ventures		(14)	(3)	(1)

Income / (Loss) before income tax		65	(584)	91

Income tax (expense) / benefit	10	(69)	32	(37)

Net (loss) / income		(4)	(552)	54

(A)	Metal price lag represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(B)	For the year ended December 31, 2016 and 2015, new sites start-up costs and business development initiatives include respectively €20 million and €16 million related to BiW/ABS growth projects both in Europe and the U.S.

(C)	For the years ended December 31, 2016 and 2015, manufacturing system and process transformation costs related to supply chain reorganization mainly in our A&T operating segment.
(D)	For the year ended December 31, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal business terms. For the year ended December 31, 2015, Wise one-time costs related to non-cash step-up in inventory costs on the acquisition of Wise entities (effects of purchase price adjustment for €12 million), to losses incurred on the unwinding of Wise previous hedging policies (€4 million) and to Midwest premium losses (€22 million).
(E)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in 2016. We received a cash payment of €21 million and recorded €20 million gain net of costs.
(F)	For the year ended December 31, 2016, other includes individually immaterial other adjustments offset by €4 million of insurance proceeds.

3.3 Revenue by product lines

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Packaging rolled products	2,003	2,205	1,160
Automotive rolled products	319	275	225
Specialty and other thin-rolled products	160	262	183
Aerospace rolled products	819	861	667
Transportation, Industry and other rolled products	460	487	525
Automotive extruded products	537	544	413
Other extruded products	456	490	462
Other	(11)	29	31

Total Revenue	4,743	5,153	3,666

3.4 Segment capital expenditures

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
P&ARP	(166)	(170)	(74)
A&T	(96)	(112)	(71)
AS&I	(84)	(60)	(48)
Holdings & Corporate	(9)	(8)	(6)

Capital expenditures – Property, plant and equipment	(355)	(350)	(199)

3.5 Segment assets

Segment assets are comprised of total assets of Constellium by segment, less deferred income tax assets, other financial assets (including cash and cash equivalents) and assets classified as held for sale.

(in millions of Euros)	At December 31, 2016	At December 31, 2015
P&ARP	1,652	1,535
A&T	768	706
AS&I	390	315
Holdings & Corporate	212	210

Segment Assets	3,022	2,766

Unallocated:
Deferred income tax assets	252	270
Other financial assets	513	579
Assets classified as held for sale	—	13

Total Assets	3,787	3,628

3.6 Information about major customers

Revenue arising from the P&ARP segment for the years ended December 31, 2016 and 2015 is comprised respectively of €1,220 million and €1,318 million from sales to the Group’s two largest customers. No other single customer contributed 10% or more to the Group’s revenue for 2016 and 2015.

Revenue arising from the P&ARP segment for the year ended December 31, 2014 is comprised of €406 million from sales to the Group’s largest customer. No other single customer contributed 10% or more to the Group’s revenue for 2014.

NOTE 4 - INFORMATION BY GEOGRAPHIC AREA

Revenue is reported based on destination of shipments:

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
France	493	564	533
Germany	1,042	1,112	1,035
United Kingdom	203	243	336
Switzerland	86	72	85
Other Europe	798	849	755
United States	1,511	1,677	524
Canada	68	91	51
Asia and Other Pacific	292	266	174
All Other	250	279	173

Total	4,743	5,153	3,666

Property, plant and equipment are reported based on the physical location of the assets:

(in millions of Euros)	At December 31, 2016	At December 31, 2015
United States	729	660
France	543	433
Germany	134	118
Switzerland	—	1
Czech Republic	45	32
Other	26	11

Total	1,477	1,255

NOTE 5 - EXPENSES BY NATURE

(in millions of Euros)	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Raw materials and consumables used		(2,792)	(3,176)	(2,087)
Employee benefit expenses	6	(897)	(887)	(697)
Energy costs		(140)	(168)	(152)
Sub-contractors		(108)	(86)	(104)
Freight out costs		(128)	(130)	(79)
Professional Fees		(85)	(75)	(64)
Operating lease expenses		(27)	(29)	(25)
Depreciation and amortization	15, 16	(155)	(140)	(49)
Impairment	15	—	(457)	—
Other operating expenses		(186)	(300)	(176)
Other gains / (losses) - net	7	21	(131)	(83)

Total Operating expenses		(4,497)	(5,579)	(3,516)

NOTE 6 - EMPLOYEE BENEFIT EXPENSES

(in millions of Euros)	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Wages and salaries		(841)	(836)	(650)
Pension costs - defined benefit plans	23	(33)	(31)	(26)
Other post-employment benefits	23	(17)	(15)	(17)
Share-based compensation	28	(6)	(5)	(4)

Total Employee benefit expenses		(897)	(887)	(697)

NOTE 7 - OTHER GAINS / (LOSSES) – NET

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Realized losses on derivatives	(62)	(93)	(13)
Unrealized gains / (losses) on derivatives at fair value through Profit and Loss – net(A)	71	(20)	(53)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities – net	3	(3)	1
Wise purchase price adjustment(B)	20	—	—
Wise acquisition costs	—	(5)	(34)
Swiss pension plan settlements	—	—	6
(Loss) / gain on Ravenswood OPEB plan amendment	—	(5)	9
Losses on disposal and assets classified as held for sale	(10)	(5)	(5)
Income tax contractual reimbursements	—	—	8
Other	(1)	—	(2)

Total Other gains / (losses) – net	21	(131)	(83)

(A)	Related to unrealized gains or losses on derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and commodity price (See NOTE 22 – Financial risk Management).

(B)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in 2016. We received a cash payment of €21 million and recorded €20 million gain net of costs.

The cash received is presented in net cash flows used in investing activities (acquisition of subsidiaries net of cash acquired) in the Consolidated Statement of Cash Flows.

NOTE 8 - CURRENCY GAINS / (LOSSES)

Currency gains and losses, which are included in Income / (Loss) from operations are as follows:

(in millions of Euros)	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Included in Cost of sales		4	13	11
Included in Other gains / (losses) – net		(3)	(50)	(52)

Total		1	(37)	(41)

Realized exchange losses on foreign currency derivatives – net	22	(46)	(37)	(12)
Unrealized gains / (losses) on foreign currency derivatives – net	22	40	(10)	(41)
Exchanges gains / (losses) from the remeasurement of monetary assets and liabilities – net		7	10	12

Total		1	(37)	(41)

See NOTE 21 - Financial Instruments and NOTE 22 - Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.

Foreign currency translation reserve

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015
Foreign currency translation reserve at January 1	6	(28)
Effect of currency translation differences – net	6	34

Foreign currency translation reserve at December 31	12	6

NOTE 9 - FINANCE COSTS – NET

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Interest received	5	1	1

Finance Income	5	1	1

Interest expense on borrowings paid or payable(A)	(171)	(149)	(32)
Expenses on factoring arrangements paid or payable	(12)	(11)	(9)
Net loss on settlement of debt(B)	(4)	—	(15)
Realized and unrealized gains on debt derivatives at fair value(C)	45	50	29
Realized and unrealized exchange losses on financing activities - net(C)	(42)	(48)	(27)
Other finance expense	1	(6)	(7)
Capitalized borrowing costs(D)	11	8	2

Finance expense	(172)	(156)	(59)

Finance costs – net	(167)	(155)	(58)

(A)	For the year ended December 31, 2016, the Group incurred (i) €104 million of interest related to Constellium N.V. Senior Notes; (ii) €64 million of interest related to the Muscle Shoals’ Senior Notes and (iii) €3 million of interest expense and fees related to the Muscle Shoals and Ravenswood Revolving Credit Facilities (ABLs).

For the year ended December 31, 2015, the Group incurred (i) €81 million of interest related to Constellium N.V. Senior Notes; (ii) €64 million of interest related to the Muscle Shoals’ Senior Notes and (iii) €4 million of interest expense related to the Ravenswood Revolving Credit Facility (ABL).

For the year ended December 31, 2014, the Group incurred (i) €23 million of interest related to Constellium N.V. 2014 Senior Notes; (ii) €7 million of interest related to Constellium N.V. term loan and (iii) €2 million of interest expense and fees mainly related to Ravenswood Revolving Credit Facility (ABL).

(B)	For the year ended December 31, 2016, net loss on settlement of debt includes (i) €2 million unamortized arrangement fees following the Unsecured Credit Facility cancellation in March 2016 and (ii) €2 million loss relating to Muscle Shoals PIK Toggle Notes redemption (see NOTE 20 – Borrowings).

In 2014, Constellium N.V. issued Senior Notes and repaid the 2013 term loan. Arrangement fees of the 2013 term loan which were not amortized were fully recognized as financial expenses during this period. For the year ended December 31, 2014, arrangement and exit fees amounted respectively to €9 million and €6 million.

(C)	The Group hedges the dollar exposure relating to the principal of its Constellium N.V. U.S. Dollar Senior Notes, which has not been used to finance U. S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs-net in the Consolidated Income Statement and offset the unrealized results related to Constellium N.V. U.S. Dollar Senior Notes revaluation (see NOTE 22 - Financial Risk Management).

(D)	Borrowing interests directly attributable to the construction of assets are capitalized. The capitalization rate used for the years ended December 31, 2016 and 2015 is 7%.

NOTE 10 - INCOME TAX

The current and deferred components of income tax are as follows:

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Current tax expense	(19)	(21)	(34)
Deferred tax (expense) / benefit	(50)	53	(3)

Total Income tax (expense) / benefit	(69)	32	(37)

Using a composite statutory income tax rate applicable by tax jurisdictions, the income tax can be reconciled as follows:

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Income / (Loss) before income tax	65	(584)	91

Composite statutory income tax rate applicable by tax jurisdiction	24.9%	38.2%	31.0%

Income tax (expense) /benefit calculated at composite statutory tax rate applicable by tax jurisdictions	(16)	223	(28)
Tax effect of:
Changes in recognized and unrecognized deferred tax assets(A)	(45)	(177)	(3)
Change in tax rate(B)	(6)	—	—
Other (C)	(2)	(14)	(6)

Income tax (expense) / benefit	(69)	32	(37)

Effective income tax rate	106%	5%	41%

(A)	Change in recognized and unrecognized deferred tax assets mainly relates to unrecognized tax losses carried forward for the year ended December 31, 2016 and to impairment of long term assets of one of our main entities for the year ended December 31, 2015 (See NOTE 18 - Deferred income taxes).

(B)	For the year ended December 31, 2016, change in tax rate relates to French income tax rate decrease from 34.43% to 28.92% starting 2020, enacted by the 2016 Financial Tax Bill.

(C)	Other includes non-deductible items and certain contractual reimbursements in 2014.

Our composite statutory income tax rate of 24.9% in the year ended December 31, 2016, 38.2% in the year ended December 31, 2015 and 31.0% in the year ended December 31, 2014 resulted from the statutory tax rates (i) in the United States of 40 % in 2016 and in 2015, 43% in 2014, (ii) in France of 34.43% in 2016, 38.0% in 2015 and 2014, (iii) in Germany of 29% in 2016, 2015 and 2014, (iv) in the Netherlands of 25%, stable for the last three years and (v) in Czech Republic of 19%, stable for the last three years.

The variation in our composite tax rate is mainly impacted by the geographical mix of our pre-tax results.

The 13.3% decrease in our composite tax rate from 2015 to 2016 mostly results from the decrease in pre-tax losses in the United States and the 7.2% increase in our composite tax rate from 2014 to 2015 resulted from the change in the weight of profits or losses in higher tax rate jurisdictions in particular France and the United States compared to the weight of profits in lower tax rate jurisdictions most notably in Czech Republic.

NOTE 11 - EARNINGS PER SHARE

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	(4)	(554)	51

Number of shares attributable to equity holders of Constellium

(number of shares)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Weighted average number of ordinary shares used to calculate basic earnings per share	105,500,327	105,097,442	104,639,342
Effect of other dilutive potential ordinary shares(A)	—	—	687,530

Weighted average number of ordinary shares used to calculate diluted earnings per share	105,500,327	105,097,442	105,326,872

(A)	For the years ended December 31, 2016 and December 31, 2015, there were respectively 411,902 and 510,721 potential ordinary shares that could have a dilutive impact but were considered antidilutive due to negative earnings.

For the year ended December 31, 2014, potential dilutive new ordinary shares to be issued are part of Share based compensation plans (see NOTE 28 – Share-Based compensation). There were no instrument excluded from the computation of diluted earnings per share because their effect was antidilutive.

Earnings per share attributable to the equity holders of Constellium

(in Euro per share)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Basic	(0.04)	(5.27)	0.48
Diluted	(0.04)	(5.27)	0.48

NOTE 12 - CASH AND CASH EQUIVALENTS

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Cash in bank and on hand	347	472

Total Cash and cash equivalents	347	472

At December 31, 2016, cash in bank and on hand includes a total of €7 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being immediately available for general use by the other entities within the Group (€12 million at December 31, 2015).

NOTE 13 - TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At December 31, 2016		At December 31, 2015
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables – gross	—	238	—	267
Impairment	—	(3)	—	(3)

Total Trade receivables – net	—	235	—	264

Finance lease receivables	12	6	18	6
Deferred financing costs – net of amounts amortized	—	—	1	2
Deferred tooling related costs	11	—	7	—
Current income tax receivables	—	52	—	39
Other taxes	—	39	—	35
Restricted cash (A)	9	—	11	—
Prepaid expenses	6	9	10	9
Other	9	14	6	10

Total Other receivables	47	120	53	101

Total Trade receivables and Other	47	355	53	365

(A)	Restricted cash relates to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured.

13.1 Aging

The aging of total trade receivables – net is as follows:

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Not past due	217	243
1 – 30 days past due	14	18
31 – 60 days past due	3	2
61 – 90 days past due	1	1

Total Trade receivables – net	235	264

Impairment allowance

The Group periodically reviews its customers’ account aging, credit worthiness, payment histories and balance trends in order to evaluate trade account receivables for impairment. Management also considers whether changes in general economic conditions and in the industries in which the Group operates in particular, are likely to impact the ability of the Group’s customers to remain within agreed payment terms or to pay their account balances in full.

Revisions to the impairment allowance arising from changes in estimates are included as either additional allowance or recoveries. An allowance was reversed for €0.8 million during the year ended December 31, 2016 (€0.5 million allowance recognized during the year ended December 31, 2015).

None of the other amounts included in Other receivables was deemed to be impaired.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

13.2 Currency concentration

The composition of the carrying amounts of total Trade receivables – net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Euro	101	83
U.S. Dollar	115	162
Swiss franc	3	6
Other currencies	16	13

Total trade receivables – net	235	264

13.3 Factoring arrangements

The Group factored specific account receivables in France by entering into factoring agreements with a third party for a maximum capacity of €235 million. This agreement matures December 31, 2018.

The Group factored specific account receivables in Germany, Switzerland and Czech Republic by entering into factoring agreements with a third party for a maximum capacity of €115 million. These facilities were amended on December 21, 2016 to increase the maximum capacity to €150 million and extend the maturity to October 29, 2021.

In December 2015, Constellium Automotive USA entered into a factoring agreement which provides for the sale of specific account receivables up to a maximum capacity of $25 million. On December 13, 2016, the factoring agreement was amended to extend the maturity to December 12, 2017.

On March 16, 2016, Muscle Shoals entered into a new factoring agreement which provides the sale of specific account receivables up to a maximum capacity of $100 million. The facility was amended on June 28, 2016 to increase its capacity to $250 million and further amended on November 22, 2016 to $325 million.

Under the Group’s factoring agreements, most of the account receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are de-recognized from the Consolidated Statement of Financial Position. Some remaining receivables do not qualify for derecognition under IAS 39, ‘Financial instruments: Recognition and Measurement’, as the Group retains substantially all the associated risks and rewards.

Under the agreements, as at December 31, 2016, the total carrying amount of the original assets factored is €681 million (December 31, 2015: €529 million) of which:

•	€566 million (December 31, 2015: €429 million) derecognized from the Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor;

•	€115 million (December 31, 2015: €100 million) recognized on the Consolidated Statement of Financial Position.

At December 31, 2016 and December 31, 2015, there was respectively less than €1 million and no amount due to the factor relating to trade account receivables sold.

Covenants

At December 31, 2016, the factoring arrangements contain certain affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants.

The commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained.

The Group was in compliance with all applicable covenants at December 31, 2016 and December 31, 2015.

13.4 Finance lease receivables

The Company is the lessor for certain finance leases with third parties for certain of its property, plant and equipment located in Sierre, Switzerland. The following table shows the reconciliation of the Group’s gross investments in the leases to the net investment in the leases at December 31, 2016 and 2015.

	Year ended December 31, 2016			Year ended December 31, 2015
(in millions of Euros)	Gross investment in the lease	Unearned interest income	Net investment in the lease	Gross investment in the lease	Unearned interest income	Net investment in the lease
Less than 1 year	7	(1)	6	7	(1)	6
Between 1 and 5 years	12	—	12	19	(1)	18
More than 5 years	—	—	—	—	—	—

Total Finance lease receivables	19	(1)	18	26	(2)	24

NOTE 14 - INVENTORIES

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Finished goods	149	148
Work in progress	299	265
Raw materials	94	91
Stores and supplies	69	59
Adjustments(A)	(20)	(21)

Total inventories	591	542

(A)	Includes Net realizable value and slow moving adjustments.

Constellium records inventories at the lower of cost and net realizable value. Any increase / (decrease) in the net realizable value adjustment on inventories is included in Cost of sales in the Consolidated Income Statement.

NOTE 15 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2016	21	158	773	296	7	1,255
Additions	—	6	56	297	3	362
Disposals	—	—	(6)	(5)	—	(11)
Depreciation expense	(4)	(13)	(120)	—	(7)	(144)
Transfer during the period	1	55	309	(370)	5	—
Effects of changes in foreign exchange rates	1	3	8	3	—	15

Net balance at December 31, 2016	19	209	1,020	221	8	1,477

Cost	27	324	1,581	228	27	2,187
Less accumulated depreciation and impairment	(8)	(115)	(561)	(7)	(19)	(710)

Net balance at December 31, 2016	19	209	1,020	221	8	1,477

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2015	1	61	383	183	5	633
Property, plant and equipment acquired through business combination	22	129	438	65	3	657
Additions	—	6	36	340	3	385
Disposals	—	—	(1)	—	—	(1)
Depreciation expense	(4)	(15)	(103)	—	(5)	(127)
Impairment	—	(79)	(276)	(15)	(1)	(371)
Transfer during the period	—	43	244	(289)	2	—
Reclassified as assets held for sale	—	(1)	(3)	—	—	(4)
Effects of changes in foreign exchange rates	2	14	55	12	—	83

Net balance at December 31, 2015	21	158	773	296	7	1,255

Cost	25	258	1,207	310	24	1,824
Less accumulated depreciation and impairment	(4)	(100)	(434)	(14)	(17)	(569)

Net balance at December 31, 2015	21	158	773	296	7	1,255

Building, machinery and equipment includes the following amounts where the Group is a lessee under a finance lease:

	At December 31, 2016			At December 31, 2015
(in millions of Euros)	Gross value	Accumulated depreciation	Net	Gross value	Accumulated depreciation	Net

Buildings under finance lease	31	(3)	28	28	(2)	26
Machinery and equipment under finance lease	50	(21)	29	34	(13)	21

Total	81	(24)	57	62	(15)	47

The future aggregate minimum lease payments under non-cancellable finance leases are as follows:

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Less than 1 year	13	10
1 to 5 years	36	36
More than 5 years	22	21

Total	71	67

The present value of future aggregate minimum lease payments under non-cancellable finance leases are as follows:

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Less than 1 year	10	7
1 to 5 years	35	31
More than 5 years	15	15

Total	60	53

Depreciation expense and impairment losses

Total depreciation expense and impairment losses relating to Property, plant and equipment and Intangible assets are presented in the Consolidated Income Statement as follows:

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Cost of sales	(147)	(132)	(42)
Selling and administrative expenses	(8)	(8)	(7)
Impairment	—	(452)	—

Total	(155)	(592)	(49)

The amount of contractual commitments for the acquisition of property, plant and equipment is disclosed in NOTE 26 - Commitments.

Impairment tests for property, plant and equipment and intangibles assets

No triggering events were identified as at December 31, 2016 regarding our cash-generating units.

Certain triggering events were identified as at December 31, 2015 for certain cash-generating units. In accordance with the accounting policies described in NOTE 2.6 of the Consolidated Financial Statements, these cash-generating units were tested for impairment.

For the Muscle Shoals cash-generating unit, the following triggering events were identified as at December 31, 2015:

-	Continuing under performance and actual 2015 Muscle Shoals results showing a much lower financial performance than the initial business plan prepared as part of the Wise acquisition, and

-	Revised budget and strategic plan for Muscle Shoals downgraded, notably after taking into account new sale agreements commercial conditions for the can/packaging business.

Its value in use was determined based on projected cash flows expected to be generated by the can/packaging business at Muscle Shoals. These cash flow forecasts were prepared by the Group Management and reviewed by the Board of Directors. The discount rate applied to cash flows projections was 11% and cash flows beyond the projection period were extrapolated using a 0% growth rate. The value in use calculation led to a recoverable value being €400 million lower than the carrying value.

Management determined that the fair value less cost of disposal of Muscle Shoals cash-generating unit did not exceed the value in use.

Accordingly, an impairment charge of €400 million was recorded as at December 31, 2015, reducing the Muscle shoals’ cash- generating unit intangible assets and property, plant and equipment.

For the Constellium Valais cash-generating units, certain triggering events were identified in 2015 (cash-generating unit Valais - AS&I operating segment: operational reorganization and industrial restructuring and cash-generating unit Valais - A&T operating segment: expected adverse change in key sale agreements).

Based on the recoverable value approached from both a value in use and a fair value models, the carrying value of the Property, plant and equipment was fully impaired as at December 31, 2015. The related impairment charge totaled €49 million.

NOTE 16 - INTANGIBLE ASSETS (INCLUDING GOODWILL)

(in millions of Euros)	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangible assets (excluding goodwill)
Net balance at January 1, 2016	443	28	23	18	7	2	78
Additions	—	—	1	—	4	—	5
Amortization expense	—	(1)	(9)	(1)	—	—	(11)
Transfer during the period	—	—	2	—	(2)	—	—
Effects of changes in foreign exchange rates	14	1	4	1	—	1	7

Net balance at December 31, 2016	457	28	21	18	9	3	79

Cost	457	91	52	43	9	3	198
Less accumulated amortization and impairment	—	(63)	(31)	(25)	—	—	(119)

Net balance at December 31, 2016	457	28	21	18	9	3	79

(in millions of Euros)	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangible assets (excluding goodwill)
Net balance at January 1, 2015	11	—	11	—	4	2	17
Intangible assets acquired through business combination and resulting goodwill	395	84	9	37	—	—	130
Additions	—	—	1	—	6	—	7
Amortization expense	—	(5)	(6)	(2)	—	—	(13)
Impairment	—	(60)	—	(21)	—	—	(81)
Transfer during the period	—	—	3	—	(3)	—	—
Effects of changes in foreign exchange rates	37	9	5	4	—	—	18

Net balance at December 31, 2015	443	28	23	18	7	2	78

Cost	443	92	41	41	7	2	183
Less accumulated amortization and impairment	—	(64)	(18)	(23)	—	—	(105)

Net balance at December 31, 2015	443	28	23	18	7	2	78

Acquisition of Wise Entities

On January 5, 2015, Constellium acquired 100% of Wise Metals Intermediate Holdings LLC (“Wise” or “Muscle Shoals”), a private aluminum sheet producer located in Muscle Shoals, Alabama, United States of America. The total consideration, paid in cash, was €370 million. With the acquisition, Constellium has access to 450,000 metric tons (kt) of hot mill capacity from the widest strip mill in North America, reinforcing its position on the can market and positioning Constellium to continue to grow in the North American BiW/ABS market.

In accordance with IFRS 3, ‘Business Combination’, Constellium has recognized the assets acquired and liabilities assumed, measured at fair value at the acquisition date.

(in millions of Euros)	January 5, 2015
Intangible assets	130
Property, plant and equipment	657
Trade receivables and other	165
Inventories	227
Other financial assets	4
Cash and cash equivalents	22

Total assets acquired	1,205

Borrowings	(997)
Trade payables and other	(155)
Deferred tax liabilities	(15)
Pension and other post-employment benefit obligations	(8)
Other financial liabilities	(2)
Provisions and contingent liabilities	(53)

Total liabilities assumed	(1,230)

Net liabilities assumed	(25)

Goodwill	395

Total cash consideration	370

The valuation resulted in the recognition of intangible assets such as Customer relationships and Technology. Property, plant and equipment, Inventories, Provisions and Borrowings have been remeasured at fair value. The resulting €395 million goodwill is mainly supported by the growing automotive markets (BiW/ABS) in North America. Goodwill is amortized for tax purposes.

Considering the industries served, its major customers and product lines, Muscle Shoals and its related assets and liabilities are included in Packaging and Automotive Rolled Products (P&ARP) operating segment.

Impairment tests for goodwill

Goodwill in the amount of €457 million has been allocated to the Group’s operating segment Packaging and Automotive Rolled Products (“P&ARP”) for €450 million, Aerospace and Transportation (“A&T”) for €5 million and Automotive Structures and Industry (“AS&I”) for €2 million.

At December 31, 2016, the recoverable amount of the A&T and AS&I operating segments has been determined based on value in use calculations and significantly exceeded their carrying value. No reasonable change in the assumptions retained could lead to a potential impairment charge.

For the P&ARP operating segment, the recoverable value (determined on the basis of fair value less costs of disposal) was estimated by applying a discounted cash flow model and market participant’s assumptions and has been classified as a level 3 measurement under the fair value hierarchy provided by IFRS 13.

The projected future cash flows are based on the 2017-2025 medium and long term business plan approved by the management and reviewed by the Board of Directors. They include the significant capital expenditures for the Automotive Body Sheet (up to 2020) and the related returns. Considering the significant level of future capital expenditure needed to address the Automotive Body Sheet market and the related Automotive Body Sheet cash inflows ramping-up from 2018/2019 to reach a normative level in 2023/2024, cash flows were projected over a 9 year period. The terminal value assumes a normative cash flow and a long term growth rate ranging from 0% to 2%. The discount rates applied to cash flows projections range between 11% and 12%. It was concluded that the carrying value (€1,254 million) did not exceed the recoverable value (€1,504 million) as at December 31, 2016. Accordingly, the impairment test carried out at the P&ARP operating segment level did not lead to a goodwill impairment.

The key assumptions used in the determination of the fair value less costs of disposal for the P&ARP operating segment are the discount rates, the perpetual growth rates used to extrapolate cash-flows beyond the forecast period and the forecasted shipments for Automotive Body Sheet, products and related revenues. They have been determined considering what market participants would assume in estimating fair value.

-	Discount rates used represent the current market assessment of the risks specific to the P&ARP operating segment taking into consideration the time value of money and the risks associated with the underlying assets.

-	The growth rates used to extrapolate cash-flows beyond the forecast period were developed internally and are consistent with external sources of information.

-	Expected shipments and related revenues were determined based on estimates of future supply and demand for Automotive Body Sheet products. These estimates were developed internally based on our industry knowledge and our analysis of available market data regarding expected future demand and industry capacity.

Sensitivity analysis: the calculation of the recoverable value of the P&ARP operating segment is most sensitive to the following assumptions:

-	Discount rate : an increase in the discount rate by 1.5% would result in the recoverable value equaling the carrying value;

-	Perpetual growth rate : a decrease in the perpetual growth rate by 4.5 % would result in the recoverable value equaling the carrying value; or

-	BIW/ABS shipments: 40% lower shipments in the BIW/ABS US business would result in the recoverable value equaling the carrying value.

NOTE 17 - INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD

(in millions of Euros)	At December 31, 2016	At December 31, 2015
At January 1	30	21
Group share in loss	(14)	(3)
Additions	—	9
Effects of changes in foreign exchange rates	—	3

At December 31	16	30

	Group share of joint venture’s net assets			Group share of joint venture’s profit / (loss)
(In millions of Euro)	% interest	At December 31, 2016	At December 31, 2015	At December 31, 2016	At December 31, 2015
Constellium-UACJ ABS LLC(A)	51.00%	15	29	(14)	(3)
Rhenaroll S.A.(B)	49.85%	1	1	—	—

Investments in joint ventures		16	30	(14)	(3)

Constellium- UACJ ABS LLC and Rhenaroll S.A. are private companies with no quoted market prices available for their shares.

(A)	Constellium-UACJ ABS LLC, joint-venture in which Constellium holds a 51% interest, was created during the fourth quarter of 2014. This joint-venture operates a facility located in Bowling Green, Kentucky and supplies BiW/ABS aluminum sheet to the North American automotive industry. The joint venture started its operations during 2016.

(B)	The Group also holds a 49.85% interest in a joint-venture named Rhenaroll S.A. (located in Biesheim, France), specialized in the chrome-plating, grinding and repairing of rolling mills’ rolls and rollers. Revenue amounts to €3 million for the years ended December 31, 2016 and 2015 respectively. The entity’s net income was immaterial both in 2016 and 2015.

Both investments accounted for under equity method equal to the Group’s share of net assets and are included in P&ARP segment assets.

Constellium-UACJ ABS LLC financial statements

The information presented hereafter reflects the amounts included in the financial statements of the relevant entity in accordance with Group accounting principles and not the Company’s share of those amounts.

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Current assets
Cash and cash equivalents	6	2
Trade receivables and other	7	—
Inventories	28	2
Non-current assets
Property, plant and equipment	189	134
Intangible assets	1	—

Total Assets	231	138

Current liabilities
Trade payables and other	26	19
Borrowings	129	49
Non-current liabilities
Borrowings	46	14
Equity
Share capital	66	64
Retained deficit and other reserves	(36)	(8)

Total Equity and Liabilities	231	138

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015
Revenue	15	—
Cost of sales	(28)	—
Selling and administrative expenses	(8)	(5)

Loss from operations	(21)	(5)

Finance costs	(6)	—

Net Loss	(27)	(5)

The transactions during the year and year-end balances between Group companies which are fully consolidated and Constellium UACJ ABS LLC are shown as below in Group’s Consolidated income statement and Consolidated statement of financial position.

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Trades receivables and other - current	10	1
Other financial assets – current	66	25

Total Assets	76	26

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015
Revenue	13	—
Fees and recharges(A)	3	2
Finance income	4	1

Total Income	20	3

(A)	Fees and recharges are presented in Cost of sales or Selling and administrative expenses depending on their nature.

Guarantees and commitments given to Constellium UACJ ABS LLC by the Group are:

(in millions of euros)	At December 31, 2016	At December 31, 2015
Financial guarantees	15	17
Supplier guarantees	19	21

Total Guarantees	34	38

NOTE 18 - DEFERRED INCOME TAXES

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Deferred income tax assets	252	270
Deferred income tax liabilities	(30)	(10)

Net Deferred income tax assets	222	260

The following tables show the changes in net deferred income tax assets / (liabilities) for the years ended December 31, 2016 and 2015.

(in millions of Euros)	At January 1, 2016	Acquisitions / Disposals	Recognized in		Changes in foreign currency exchange rates	Other	At December 31, 2016
			Profit or loss	OCI
Long-term assets	(27)	—	(59)	—	(4)	—	(90)
Inventories	4	—	3	—	—	(1)	6
Pensions	193	—	(11)	2	4	—	188
Derivative valuation	27	—	(21)	9	—	(2)	13
Tax losses carried forward	40	—	38	—	1	—	79
Other(A)	23	—	—	—	1	2	26

Total deferred tax assets / (liabilities)	260	—	(50)	11	2	(1)	222

(A)	Mainly non-deductible provisions.

(in millions of Euros)	At January 1, 2015	Acquisitions/ Disposals	Recognized in		Changes in foreign currency exchange rates	Other	At December 31, 2015
			Profit or loss	OCI
Long-term assets	3	—	(25)	—	(4)	(1)	(27)
Inventories	5	(18)	18	—	(1)	—	4
Pensions	96	—	70	20	6	1	193
Derivative valuation	21	(1)	4	3	—	—	27
Tax losses carried forward	12	—	27	—	1	—	40
Other(A)	55	4	(41)	—	6	(1)	23

Total deferred tax assets / (liabilities)	192	(15)	53	23	8	(1)	260

(A)	Mainly non-deductible provisions.

Based on the expected taxable income of the entities, the Group believes that it is more likely than not that a total of €1,345 million (€1,160 million at December 31, 2015) of unused tax losses and deductible temporary differences will not be used. Consequently, net deferred tax assets have not been recognized. The related tax impact of €428 million (€369 million at December 31, 2015) is attributable to the following:

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Expiring in 2017 to 2020	(13)	(6)
Expiring in 2021 and after limited	(132)	(96)
Unlimited	(19)	(18)

Tax losses	(164)	(120)

Long-term assets(A)	(193)	(178)
Pensions	(25)	(23)
Other	(46)	(48)

Deductible temporary differences	(264)	(249)

Total	(428)	(369)

(A)	Of which €186 million relating to Muscle Shoals assets.

Substantially all of the tax losses not expected to be used reside in the Netherlands, the United States and in Switzerland.

The holding companies in the Netherlands have been generating tax losses over the past six years, and these holding companies are not expected to generate sufficient qualifying taxable profits in the foreseeable future to utilize these tax losses before they expire in the years from 2020 to 2025.

The tax losses not expected to be utilized in the United States relate to one of our main operating entities. Although this entity is expected to be profitable in the medium or long term, considering notably the anticipated development of the BiW/ABS business, it bears significant non-cash depreciation and financial interests that will continue generating tax losses in the coming years. Accordingly, it is uncertain whether the entity will be able to use, at its level given the absence of an overall U.S. tax group, these tax losses before they expire. Consequently, the related deferred tax assets have not been recognized.

The tax losses not expected to be utilized in Switzerland relate to losses generated by one of our Swiss entities most of them expiring in the years from 2019 to 2023. Following an operational reorganization and industrial restructuring in 2015, this Swiss entity is not expected to generate sufficient taxable profits over the next coming years to utilize these losses before they expire.

As at December 31, 2016 and 2015, most of the unrecognized deferred tax assets on deductible temporary differences on long-term assets and other differences relate to the U.S. and Swiss entities discussed above. A joint assessment has been performed on the recoverability of the deferred tax assets on deductible temporary differences and tax losses for these two entities. In line with the assessments, the related deferred tax assets on long term assets and on other differences have not been recognized.

NOTE 19 - TRADE PAYABLES AND OTHER

	At December 31, 2016		At December 31, 2015
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	627	—	657

Fixed assets payables	—	33	—	42
Employees’ entitlements	—	141	—	130
Deferred revenue	40	14	38	13
Taxes payable other than income tax	—	17	—	16
Other payables	19	7	16	9

Total other	59	212	54	210

Total Trade payables and other	59	839	54	867

NOTE 20 - BORROWINGS

20.1 Analysis by nature

(in millions of Euros)	December 31, 2016							December 31, 2015
	Redemption Value	Nominal rate	Effective rate	Face Value	(Arrangement fees) / step-up	Accrued interests	Carrying value	Carrying value
Secured ABL
Ravenswood (due 2018)	$48	Floating	3.08%	46	—	—	46	23
Muscle Shoals (due 2018)	—	Floating	—	—	—	—	—	99

Senior Secured Notes
Constellium N.V.(A) (Issued March 2016, due 2021)	$425	7.88%	8.94%	403	(10)	8	401	—
Muscle Shoals (Issued December 2013 due 2018)	$650	8.75%	7.45%	617	16	2	635	622

Senior Unsecured Notes
Constellium N.V. (Issued May 2014, due 2024)	$400	5.75%	6.26%	379	(5)	3	377	365
Constellium N.V. (Issued May 2014, due 2021)	€300	4.63%	5.16%	300	(4)	2	298	297
Constellium N.V. (Issued December 2014, due 2023)	$400	8.00%	8.61%	379	(6)	14	387	375
Constellium N.V. (Issued December 2014, due 2023)	€240	7.00%	7.54%	240	(4)	8	244	244

Senior Unsecured PIK Toggle Notes(B) Muscle Shoals	—	—	—	—	—	—	—	145

Other loans (including Finance leases)				80	—	—	80	63

Total Borrowings				2,444	(13)	37	2,468	2,233

Of which non-current							2,361	2,064
Of which current							107	169

Constellium N.V. Senior Notes are guaranteed by certain subsidiaries. Muscle Shoals Senior Notes are fully and unconditionally guaranteed jointly and severally by certain Muscle Shoals’ subsidiaries.

(A)	On March 30, 2016, Constellium N.V. issued a $425 million principal amount of 7.875% Senior Notes due 2021. A portion of the net proceeds was used for general corporate purposes, including investments in Wise Metals Intermediate Holdings LLC and its subsidiaries and the Company’s joint venture with UACJ Corporation, capital expenditures and research and development efforts. Deferred arrangement fees amounted to €12 million on issuance date.

(B)	On December 5, 2016, the $158 million principal amount of the Senior PIK Toggle Notes was redeemed. The redemption price was 104.875% of the aggregate outstanding principal amount, excluding accrued and unpaid interests.

20.2 Movements in borrowings

(in millions of Euros)	At December 31, 2016	At December 31, 2015
At January 1	2,233	1,252
Borrowings assumed through business combination(A)	—	997
Net Proceeds from issuance of Senior Notes(B)	375	—
Repayments of PIK Toggle notes(C)	(148)	—
(Repayments)/Proceeds from U.S. Revolving Credit Facility and other loans(D)	(69)	(211)
Deferred arrangement fees	(12)	—
Movement in interests accrued or capitalized(E)	15	20
Movement in other financial debts(F)	2	3
Effects of changes in foreign exchange rates	72	172

At December 31	2,468	2,233

(A)	Represents the fair value of Muscle Shoals borrowings at January 5, 2015.

(B)	The proceeds from the Senior notes issued on March 30, 2016 represented €375 million, converted at the issuance date exchange rate EUR/USD=1.1324.

(C)	The redemption of PIK Toggle notes on December 5, 2016 represented €148 million, converted at the redemption date exchange rate EUR/USD=1.0702.

(D)	Mainly include repayments of Muscle Shoals ABL Facility.

(E)	In December 2015, Muscle Shoals elected to pay the June 2016 coupon interest in-kind. The $8 million in-kind interest was added to the principal amount outstanding and increase it to $158 million.

(F)	Other financial debts mainly include the finance lease rent payments offset by new financial leases contracted during the year.

20.3 Currency concentration

The composition of the carrying amounts of total borrowings in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At December 31, 2016	At December 31, 2015
U.S. Dollar	1,887	1,661
Euro	575	568
Other currencies	6	4

Total borrowings	2,468	2,233

Covenants

The Group was in compliance with all applicable debt covenants at and for the years ended December 31, 2016 and 2015.

Constellium N.V. Senior Notes

The indentures for our outstanding Senior notes contain customary terms and conditions, including amongst other things, limitation on incurring or guaranteeing additional indebtedness, on paying dividends, on making other restricted payments, on creating restriction on dividend and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.

Ravenswood ABL Facility

This facility contains a minimum availability covenant that requires Constellium Rolled Products Ravenswood, LLC to maintain excess availability of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments. It also contains customary events of default.

Muscle Shoals ABL Facility

This facility contains a fixed charge coverage ratio covenant. Evaluation of compliance is only required if Muscle Shoals’s excess availability falls below the greater of (a) $20 million and (b) 10% of the aggregate revolving loan commitment. It also contains customary affirmative and negative covenants, but no maintenance covenants. Substantially all the assets of Muscle Shoals are pledged as collateral for Muscle Shoals financial arrangements including factoring facility.

NOTE 21 - FINANCIAL INSTRUMENTS

21.1 Financial assets and liabilities by categories

		At December 31, 2016				At December 31, 2015
(in millions of Euros)	Notes	Loans and receivables	At Fair Value through Profit and loss	At Fair Value through OCI	Total	Loans and receivables	At Fair Value through Profit and loss	Total
Cash and cash equivalents	12	347	—	—	347	472	—	472
Trade receivables and finance lease receivables	13	253	—	—	253	288	—	288
Other financial assets		66	100	—	166	25	82	107

Total financial assets		666	100	—	766	785	82	867

		At December 31, 2016				At December 31, 2015
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	Total
Trade payables and fixed assets payables	19	660	—	—	660	699	—	699
Borrowings	20	2,468	—	—	2,468	2,233	—	2,233
Other financial liabilities		—	37	27	64	—	121	121

Total financial liabilities		3,128	37	27	3,192	2,932	121	3,053

	At December 31, 2016			At December 31, 2015
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	49	51	100	37	45	82
Aluminum future contract	—	6	6	1	3	4
Energy future contract	—	4	4	—	—	—
Other future contract	—	—	—	—	—	—
Currency derivatives contracts	2	11	13	2	27	29
Cross Currency Basis Swaps	47	30	77	34	15	49
Loans(A)	—	66	66	—	25	25

Other financial assets	49	117	166	37	70	107

Derivatives	30	34	64	14	107	121
Aluminum future contract	4	5	9	5	20	25
Energy future contract	—	—	—	—	4	4
Other future contract	—	2	2	—	6	6
Currency derivatives contracts	26	27	53	9	74	83
Cross Currency Basis Swaps	—	—	—	—	3	3

Other financial liabilities	30	34	64	14	107	121

(A)	Corresponds to a loan facility to Constellium UACJ ABS LLC.

21.2 Fair values

All derivatives are presented at fair value in the Consolidated Statement of Financial Position.

The carrying value of the Group’s borrowings at maturity is the redemption value.

The fair value of Constellium N.V. Senior Notes issued in May 2014, December 2014 and March 2016 account for respectively 95%, 103% and 108% of the nominal value and amount respectively to €646 million, €640 million and €434 million at December 31, 2016.

The fair value of Muscle Shoals Senior Secured Notes accounts for 104% of the nominal value and amount to €641 million at December 31, 2016.

The fair values of other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

21.3 Valuation hierarchy

The following table provides an analysis of derivatives measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on quoted price (unadjusted) in active markets for identical financial instruments, it includes aluminum futures that are traded on the LME;

•	Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices), it includes foreign exchange derivatives;

•	Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	At December 31, 2016				At December 31, 2015
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	6	94	—	100	2	80	—	82
Other financial liabilities - derivatives	7	57	—	64	30	91	—	121

There was no transfer into or out of Level 3 during the years ended December 31, 2016 and 2015.

NOTE 22 - FINANCIAL RISK MANAGEMENT

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

22.1 Market risk

(i) Foreign exchange risk

Net assets, earnings and cash flows are influenced by multiple currencies due to the geographic diversity of sales and the countries in which the Group operates.

Constellium is exposed to foreign exchange risk in the following areas:

•	Transaction exposures, which include

○	Commercial transactions related to forecasted sales and purchases and on-balance sheet receivables/payables resulting from such transactions.

○	Financing transactions, related to external and internal net debt

•	Translation exposures, which relate to net investments in foreign entities which are converted in Euros in the consolidated financial statements.

Commercial transactions exposures

The Group policy is to hedge committed and highly probable forecasted foreign currency operational transactions. The Group uses foreign exchange forwards and foreign exchange swaps for this purpose.

The following tables outline the nominal value (in millions of Euros) of derivatives for Constellium’s most significant foreign exchange exposures as at December 31, 2016.

Forward derivatives sales	Maturity Period	Less than 1 year	Over 1 year
USD/EUR	2017-2022	413	457
EUR/CHF	2017-2021	48	14
Other currencies	2017-2019	17	2

Total		478	473

Forward derivatives purchases	Maturity Period	Less than 1 year	Over 1 year
USD/EUR	2017-2021	329	26
EUR/CHF	2017-2021	84	31
CZK/EUR	2017-2018	53	52
Other currencies	2017	—	—

Total		466	109

In 2016, the Group agreed with a major customer for the sale of fabricated metal products in U.S. Dollars to be supplied from a Euro functional currency entity. In line with its hedging policy, the Group entered into significant foreign exchange derivatives which match related highly probable future conversion sales by selling U.S. Dollars against Euros. The Group designated these derivatives for hedge accounting for a total nominal amount of €504 million with maturity 2017-2022.

For hedges that do not qualify for hedge accounting, any mark-to-market movements are recognized in Other gains / (losses) – net.

The table below details foreign currency derivatives impacts in Consolidated Income Statement and Statement of Comprehensive Income/(Loss):

(In millions of Euros)	Notes	Year ended December 31, 2016	Year ended December 31, 2015
Derivatives that do not qualify for hedge accounting
Included in Other gains / (losses) – net
Realized gains / (losses) on foreign currency derivatives – net	8	(46)	(37)
Unrealized gains / (losses) on foreign currency derivatives – net(A)	8	40	(10)

Derivatives that qualify for hedge accounting
Included in Other Comprehensive Income / (Loss)
Unrealized gains / (losses) on foreign currency derivatives – net(B)		(27)	—

(A)	The offsetting gains / (losses) related to the forecasted sales are not yet visible because the sales are not yet recorded in the Consolidated Financial Statements.
(B)	As at December 31, 2016, the fair value is fully accounted in Other Comprehensive Income as the hedged sales are spread over 2017 to 2022.

Financing transaction exposures

When the Group enters into intercompany loans and deposits, the financing is generally provided in the functional currency of the subsidiary. The foreign currency exposure of the Group’s external funding and liquid assets is systematically hedged either naturally through external foreign currency loans and deposits or through cross currency basis swaps and simple foreign currency swaps.

The notional of the cross currency basis swaps amounted to €746 million at December 31, 2016.

The table below details foreign currency derivatives impacts in Consolidated Income Statement:

(In millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015
Derivatives
Included in Finance Costs – net
Realized gain / (loss) on foreign currency derivatives – net	15	32
Unrealized gain / (loss) on foreign currency derivatives – net	30	18

Total	45	50

In accordance with the Group policy, the net foreign exchange result related to financing activities is expected to be balanced at any time, provided the Group does not enter into specific transactions.

Cross currency swaps and liquidity swaps settled during the period are presented in ‘Other financing activities’ in the Consolidated Statement of Cash Flows.

Foreign exchange sensitivity on commercial and financing transactions exposures

The largest exposures of the Group are related to the Euro/Dollar exchange rate. The table below summarizes the impact on profit and Equity (before tax effect) of a 10 % strengthening of the US Dollar versus the Euro for non US Dollar functional currency entities.

(in millions of Euros)	Effect on profit before tax	Effect on pretax equity
Trade receivables	4	—
Trade payables	(1)	—
Derivatives on commercial transaction(A)	(1)	(61)

Commercial transaction exposure	2	(61)

Cash in Bank and intercompany loans	35	—
Borrowings	(130)	—
Derivatives on financing transaction	95	—

Financing transaction exposure	—	—

Total	2	(61)

(A)	The impacts on pretax equity relate to derivatives hedging future sales spread from 2017 to 2022 which are designated as cash flow hedges.

The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.

Translation exposures

Foreign exchange impacts related to the translation in Euro of net investments in foreign subsidiaries, and related revenues and expenses are not hedged as the Group operates in these various countries on permanent basis.

Foreign exchange sensitivity

The exposure relates to foreign currency translation of net investments in foreign subsidiaries and arises mainly from operations conducted by US Dollar functional currency subsidiaries.

The table below summarizes the impact on profit and Equity (before tax effect) of a 10 % strengthening of the US Dollar versus the Euro (on average rate for profit before tax and closing rate for pretax equity ) for US Dollar functional currency entities.

(in millions of Euros)	Effect on profit before tax	Effect on pretax equity
10% strengthening US Dollar/Euro	(8)	33

The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.

Margin Calls

Our financial counterparties may require margin call should our mark-to-market exceed a pre-agreed contractual limit. In order to protect from the potential margin calls for significant market movements, the Group ensures that financial counterparts hedging the transactional exposure are also hedging the foreign currency loan and deposit exposure. Further, The Group holds a significant liquidity buffer in cash or in availability under its various borrowing facilities, enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis. At December 31, 2016 and 2015, the margin requirement related to foreign exchange hedges was nil and the Group was not exposed to material margin call risk.

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

As at December 31, 2016, the nominal amount of commodity derivatives are as follows:

(In millions of Euros)	Maturity	Less than 1 year	Over 1 year
Aluminium	2017-2021	116	42
Premiums	2017-2021	5	12
Copper	2017	3	—
Silver	2017-2018	7	—
Natural gas	2017	20	—

The value of the contracts will fluctuate due to changes in market prices but is intended to help protect the Group’s margin on future conversion and fabrication activities. At December 31, 2016, these contracts are directly entered with external counterparties.

The Group does not apply hedge accounting and therefore any mark-to-market movements are recognized in Other gains / (losses) – net.

(In millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015
Derivatives
Included in Other gains / (losses) – net
Realized gains / (losses) on commodity derivatives – net	(16)	(56)
Unrealized gains / (losses) on commodity derivatives – net	31	(10)

Commodity price sensitivity: risks associated with derivatives

The net impact on earnings and equity of a 10% increase or decrease in the market price of aluminum, based on the aluminum derivatives held by the Group at December 31, 2016 (before tax effect), with all other variables held constant was estimated to €15 million gains or losses (€23 million at December 31, 2015). The balances of such financial instruments may change in future periods however, and therefore the amounts shown may not be indicative of future results.

Margin Calls

As the LME price for aluminum falls, the derivative contracts entered into with financial institution counterparties have a negative mark-to-market. The Group’s financial institution counterparties may require margin calls should the negative mark-to-market exceed a pre-agreed contractual limit. In order to protect from the potential margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis for adverse movements in aluminum prices. At December 31, 2016 and 2015, the margin requirement related to aluminum or any other commodity hedges was nil and the Group was not exposed to material margin call risk.

(iii) Interest rate risk

Interest rate risk refers to the risk that the value of financial instruments held by the Group and that are subject to variable rates will fluctuate, or the cash flows associated with such instruments will be impacted due to changes in market interest rates. The Group’s interest rate risk arises principally from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash and cash equivalents deposits (including short-term investments) earning interest at variable interest rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. (See NOTE 21 - Financial Instruments)

Interest rate sensitivity: risks associated with variable-rate financial instruments

The impact on Income/Loss before income tax for the period of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by the Group at December 31, 2016, with all other variables held constant, was estimated to be less than €1 million for the years ended December 31, 2016 and 2015. However, the balances of such financial instruments may not remain constant in future periods, and therefore the amounts shown may not be indicative of future results. At December 31, 2016, 95% of Group’s borrowings were at fixed rate.

22.2 Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of cash-in-bank, cash deposits, mark-to-market on derivative transactions and customer trade receivables arising from Constellium’s operating activities. The maximum exposure to credit risk for the year ended December 31, 2016 is the carrying value of each class of financial asset as described in NOTE 21 - Financial Instruments. The Group does not generally hold any collateral as security.

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

The number of financial counterparties is tabulated below showing our exposure to the counterparty by rating type (Parent company ratings from Moody’s Investor Services):

	At December 31, 2016		At December 31, 2015
	Number of financial counterparties(A)	Exposure (in millions of Euros)	Number of financial counterparties(A)	Exposure (in millions of Euros)
Rated Aa or better	3	13	2	12
Rated A	9	369	8	465
Rated Baa	3	16	4	9

Total	15	398	14	486

(A)	Financial Counterparties for which the Group’s exposure is below €250 thousand have been excluded from the analysis.

Credit risks related to customer trade receivables

The Group has a diverse customer base geographically and by industry. The responsibility for customer credit risk management rests with Constellium management. Payment terms vary and are set in accordance with practices in the different geographies and end-markets served. Credit limits are typically established based on internal or external rating criteria, which take into account such factors as the financial condition of the customers, their credit history and the risk associated with their industry segment. Trade receivables are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Constellium management on a regular basis. Over 92% of the Group’s trade account receivables are insured by insurance companies rated A3 or better, or sold to a factor on a non-recourse basis. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, bank guarantees or letters of credit. Historically, we have a very low level of customer default as a result of long history of dealing with our customer base and an active credit monitoring function.

See NOTE 13 - Trade Receivables and other for the aging of trade receivables.

22.3 Liquidity and capital risk management

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

All activities around cash funding, borrowings and financial instruments are centralized within Constellium’s Treasury department. Direct external funding or transactions with banks at the operating entity level are generally not permitted, and exceptions must be approved by Constellium’s Treasury department.

The liquidity requirements of the overall Company are funded by drawing on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury.

The Group has two secured asset-based variable rate revolving credit facilities in Ravenswood and Muscle Shoals for respectively $100 million and $200 million. The borrowing base as at December 31, 2016 amounts to $80 million for Ravenswood and $128 million for Muscle Shoals. Considering the used facility, the Group had €150 million outstanding availability under these U.S. asset based revolving credit facilities at December 31, 2016.

In addition to the cash in bank (See NOTE 12 – Cash and Cash equivalents), the Group had access to €190 million undrawn facilities at December 31, 2016 (including the €150 million described above).

The tables below show undiscounted contractual values by relevant maturity groupings based on the remaining period from December 31, 2016 and December 31, 2015 to the contractual maturity date.

		At December 31, 2016			At December 31, 2015
(in millions of Euros)		Less than 1 year	Between 1 and 5 years	Over 5 years	Less than 1 year	Between 1 and 5 years	Over 5 years
Financial assets:
Cross currency basis swaps		32	82	—	15	35	—
Net cash flows from derivative assets related to currencies and commodities		22	3	—	—	—	—

Total		54	85	—	15	35	—

		At December 31, 2016			At December 31, 2015
(in millions of Euros)	Notes	Less than 1 year	Between 1 and 5 years	Over 5 years	Less than 1 year	Between 1 and 5 years	Over 5 years
Financial liabilities:
Borrowings(A)		54	1,329	999	122	742	1,275
Interests		170	490	125	140	463	196
Cross currency basis swaps		—	—	—	2	—	—
Net cash flows from derivatives liabilities related to currencies and commodities		35	63	3	109	15	—
Trade payables and other (excluding deferred revenue)	19	825	19	—	854	16	—

Total		1,084	1,901	1,127	1,227	1,236	1,471

(A)	Borrowings include the U.S. Revolving Credit Facilities which are considered short-term in nature and are included in the category “Less than 1 year” and undiscounted forecasted interests and exclude finance leases.

On February 16, 2017, the Group issued a $650 million senior unsecured notes due 2025, with interest rate 6.625%. The net proceeds were used to repurchase Muscle Shoals 8.75% Senior Secured Notes due 2018. (See Note 32 – Subsequent events). These transactions are not reflected in the table above as they were completed subsequently to December 31, 2016.

NOTE 23 - PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

The Group operates a number of pensions, other post-employment benefits and other long-term employee benefit plans. Some of these plans are defined contribution plans and some are defined benefit plans, with assets held in separate trustee-administered funds. Benefits paid through pension trusts are sufficiently funded to ensure the payment of benefits to retirees when they become due.

Actuarial valuations are reflected in the Consolidated Financial Statements as described in NOTE 2.6 – Principles governing the preparation of the Consolidated Financial Statements.

23.1 Description of the plans

Pension plans

Constellium’s pension obligations are in the U.S., Switzerland, Germany and France. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement and are periodically adjusted for cost of living increases, either by company practice, collective agreement or statutory requirement. U.S. and Swiss benefit plans are funded through long-term employee benefit funds.

Other post-employment benefits (OPEB)

The Group provides health care and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents, mainly in the U.S. Eligibility for coverage depends on certain age and service criteria. These benefit plans are unfunded.

Other long-term employee benefits

Other long term employee benefits mainly include jubilees in France, Germany and Switzerland and other long-term disability benefits in the U.S. These benefit plans are unfunded.

23.2 Description of risks

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

Interest rate risk

A decrease in the discount rate will increase the defined benefit obligation. At December 31, 2016, impacts of the change on the defined benefit obligation of a 0.50% increase / decrease in the discount rates are calculated by using a proxy based on the duration of each scheme:

(in millions of Euros)	0.50% increase in discount rates	0.50% decrease in discount rates
France	(9)	10
Germany	(9)	10
Switzerland	(23)	27
United States	(32)	35

Total sensitivity on Defined Benefit Obligations	(73)	82

Longevity risk

The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of plan participants. An increase in the life expectancy of the plan participants will increase the plan’s liability.

23.3 Actuarial assumptions

Our estimates of liabilities and expenses for pensions and other post-employment benefits incorporate a number of assumptions, including discount rate, longevity estimate and inflation rate. The principal actuarial assumptions used as at the balance sheet closing date were as follows:

	At December 31, 2016			At December 31, 2015
	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Rate of increase in salaries	Rate of increase in pensions	Discount rate
Switzerland	1.65%	—	0.60%	1.75%	—	0.80%
U.S.	3.80%	—	—	3.80%	—	—
Hourly pension	—	—	4.30%-4.35%	—	—	4.55%
Salaried pension	—	—	4.45%	—	—	4.70%
OPEB(A)	—	—	4.20%-4.60%	—	—	4.35%-4.85%
Other benefits	—	—	4.05%-4.20%	—	—	4.25%-4.45%
France	1.50%-1.75%	2.00%	—	1.75%-2.25%	2.00%	—
Retirements	—	—	1.60%	—	—	2.35%
Other benefits	—	—	1.30%	—	—	1.95%
Germany	2.75%	1.70%	1.65%	2.75%	1.80%	2.40%

(A)	The other main financial assumptions used for the OPEB (healthcare plans, which are predominantly in the U.S.) were:

-	Medical trend rate: pre 65: 6.70% starting in 2017 decreasing gradually to 4.50% until 2024 and stable onwards and post 65: 5.80% starting in 2017 decreasing gradually to 4.50% until 2024 and stable onwards, and

-	Claims costs are based on individual company experience.

For both pension and healthcare plans, the post-employment mortality assumptions allow for future improvements in life expectancy.

23.4 Amounts recognized in the Consolidated Statement of Financial Position

	At December 31, 2016			At December 31, 2015
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	721	—	721	681	—	681
Fair value of plan assets	(391)	—	(391)	(362)	—	(362)

Deficit of funded plans	330	—	330	319	—	319
Present value of unfunded obligation	132	273	405	121	261	382

Net liability arising from defined benefit obligation	462	273	735	440	261	701

23.5 Movement in net defined benefit obligations

	At December 31, 2016
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(In millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2016	802	261	1,063	(362)	701

Included in the Consolidated Income Statement
Current service cost	20	6	26	—	26
Interest cost / (income)	21	10	31	(10)	21
Immediate recognition of losses arising over the period	—	1	1	—	1
Past service cost	—	1	1	—	1
Administration expenses	—	—	—	2	2

Included in the Statement of Comprehensive Income / (Loss)
Remeasurements due to:
- actual return less interest on plan assets	—	—	—	(14)	(14)
- changes in financial assumptions	28	6	34	—	34
- changes in demographic assumptions	2	(3)	(1)	—	(1)
- experience (gains)/losses	1	(4)	(3)	—	(3)
Effects of changes in foreign exchange rates	12	8	20	(8)	12

Included in the Consolidated Statement of Cash Flows
Benefits paid	(37)	(17)	(54)	32	(22)
Contributions by the Group	—	—	—	(26)	(26)
Contributions by the plan participants	4	1	5	(5)	—

Other
Transfer	—	3	3	—	3

At December 31, 2016	853	273	1,126	(391)	735

	At December 31, 2015
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(In millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2015	742	245	987	(330)	657

Included in the Consolidated Income Statement
Current service cost	19	6	25	—	25
Interest cost / (income)	20	10	30	(10)	20
Past service cost	—	2	2	—	2
Immediate recognition of gains arising over the period	—	(1)	(1)	—	(1)
Administration expenses	—	—	—	2	2

Included in the Statement of Comprehensive Income / (Loss)
Remeasurements due to:
- actual return less interest on plan assets	—	—	—	39	39
- changes in financial assumptions	(21)	(10)	(31)	—	(31)
- changes in demographic assumptions	(7)	(4)	(11)	—	(11)
- experience (gains)/losses	(2)	2	—	—	—
Effects of changes in foreign exchange rates	55	27	82	(39)	43

Included in the Consolidated Statement of Cash Flows
Benefits paid	(34)	(18)	(52)	30	(22)
Contributions by the Group	—	—	—	(28)	(28)
Contributions by the plan participants	5	—	5	(5)	—

Other
Net defined liability assumed through business combination	27	2	29	(21)	8
Defined Benefit Obligation reclassified as liability held for sale	(2)	—	(2)	—	(2)

At December 31, 2015	802	261	1,063	(362)	701

23.6 Net defined benefit obligations by country

	At December 31, 2016			At December 31, 2015
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	144	—	144	132	—	132
Germany	147	(1)	146	137	(1)	136
Switzerland	284	(181)	103	265	(169)	96
United States	550	(209)	341	529	(192)	337
Other countries	1	—	1	—	—	—

Total	1,126	(391)	735	1,063	(362)	701

23.7 Plan asset categories

	At December 31, 2016			At December 31, 2015
(in millions of Euros)	Quoted in an active market	Unquoted in an active market	Total	Quoted in an active market	Unquoted in an active market	Total
Cash & cash equivalents	4	—	4	3	—	3
Equities	158	—	158	144	—	144
Bonds	82	96	178	81	89	170
Property	10	31	41	10	29	39
Other	5	5	10	4	2	6

Total fair value of plan assets	259	132	391	242	120	362

23.8 Cash flows

Expected contributions to pension and other benefits amount respectively to €27 million and €20 million for the year ended December 31, 2017.

Benefits payments expected to be paid either by pension funds or directly by the Company to beneficiaries over the next years are as follows:

(in millions of Euros)	Estimated benefits payments
Year ended December 31,
2017	56
2018	56
2019	57
2020	58
2021	61
2022 to 2026	313

At December 31, 2016, the weighted-average maturity of the defined benefit obligations was 13.2 years (2015: 13.3 years).

23.9 OPEB amendments

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

NOTE 24 - PROVISIONS

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2016	88	8	67	163
Allowance	—	6	7	13
Amounts used	(2)	(5)	(4)	(11)
Unused amounts reversed	(1)	(1)	(14)	(16)
Unwinding of discounts	1	—	—	1
Reclassified to Pension liabilities	—	(3)	—	(3)
Effects of changes in foreign exchange rates	2	—	—	2

At December 31, 2016	88	5	56	149

Current	3	3	36	42
Non-Current	85	2	20	107

Total provisions	88	5	56	149

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2015	47	10	53	110
Provisions assumed through business combination	40	—	13	53
Additional provisions	—	7	15	22
Amounts used	(4)	(8)	(8)	(20)
Unused amounts reversed	(2)	(1)	(8)	(11)
Unwinding of discounts	2	—	—	2
Effects of changes in foreign exchange rates	5	—	2	7

At December 31, 2015	88	8	67	163

Current	3	3	38	44
Non-Current	85	5	29	119

Total provisions	88	8	67	163

Close down, environmental and restoration costs

The Group records provisions for the estimated present value of the costs of its environmental clean-up obligations and close down and restoration efforts based on the net present value of estimated future costs of the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas, using an average discount rate of 0.87%. A change in the discount rate of 0.5% would impact the provision by €3 million.

It is expected that these provisions will be settled over the next 40 years depending on the nature of the disturbance and the technical remediation plans.

Restructuring costs

The Group records provisions for restructuring costs when management has a detailed formal plan, is demonstrably committed to its execution and can reasonably estimate the associated liabilities. The related expenses are presented as Restructuring costs in the Consolidated Income Statement.

Legal claims and other costs

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Maintenance and customer related provisions(A)	14	15
Litigation(B)	35	43
Disease claims(C)	4	5
Other	3	4

Total provisions for legal claims and other costs	56	67

(A)	These provisions include €3 million in 2016 (€4 million in 2015) related to general equipment maintenance, mainly linked to the Group leases. These provisions also include €7 million in 2016 (€6 million in 2015) related to product warranties and guarantees and €4 million in 2016 (€5 million in 2015) related to late delivery penalties. These provisions are expected to be utilized over the next five years.

(B)	The Group is involved in litigation and other proceedings, such as civil, commercial and tax proceedings, incidental to normal operations. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results, financial position, or cash flows of the Group.

(C)	Since the early 1990s, certain activities of the Group’s businesses have been subject to claims and lawsuits in France relating to occupational diseases resulting from alleged asbestos exposure, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for acquiring such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. At December 31, 2016, 11 cases in which gross negligence is alleged (“faute inexcusable”) remain outstanding (15 at December 31, 2015), the average amount per claim being less than €0.1 million. The average settlement amount per claim in 2016 and 2015 was €0.1 million. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results from continuing operations, financial position, or cash flows of the Group.

NOTE 25 - SHARE CAPITAL

At December 31, 2016, authorized share capital amounts to €8 million and is divided into 400,000,000 Class A ordinary shares, each with a nominal value of €0.02. All shares, except for the ones held by Constellium N.V., have the right to one vote.

		In millions of Euros
	Number of shares	Share capital	Share premium
At January 1, 2016	105,476,899	2	162
New shares issued(A)	104,774	—	—

At December 31, 2016(B)	105,581,673	2	162

(A)	Constellium N.V. issued and granted 87,300 Class A ordinary shares to certain employees and 17,474 Class A ordinary shares to its Boards members (see Note 28 – Share-based Compensation).

(B)	Constellium N.V. holds 31,394 Class A ordinary shares at December 31, 2016.

NOTE 26 - COMMITMENTS

Non-cancellable operating leases commitments

The Group leases various buildings, machinery, and equipment under operating lease agreements. Total rent expense was €27 million for the year ended December 31, 2016 (€29 million for the year ended December 31, 2015 and €25 million for the year ended December 31, 2014).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Less than 1 year	17	14
1 to 5 years	40	25
More than 5 years	48	21

Total non-cancellable operating leases minimum payments	105	60

Capital expenditures commitments

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Computer Software	3	1
Property, plant and equipment	85	102

Total capital expenditure commitments	88	103

As at December 31, 2016, the Company has no other significant commitments.

NOTE 27 - RELATED PARTIES

Subsidiaries and affiliates

A list of the principal companies controlled by the Group is presented in NOTE 30 – Subsidiaries and operating segments. Transactions between the fully consolidated companies are eliminated when preparing the Consolidated Financial Statements.

Investments accounted for under the equity method are the only related parties identified by the Group during the years ended December 31, 2016, 2015 and 2014. Transactions with these related parties are described in NOTE 17 – Investments accounted for under equity method.

Key management remuneration

The Group’s key management comprises the Board members and the Executive committee members effectively present during 2016.

Executive committee members are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly reporting to the CEO.

The costs reported below are the compensation and benefits for the key management:

-	Short term employee benefits include their base salary plus bonus.

-	Directors’ fees include annual director fees, Board and committees’ attendance fees.

-	Share-based payments include the portion of the IFRS 2 expense.

-	Post-employment benefits mainly include pension costs.

-	Termination benefits include departure costs.

As a result, the aggregate compensation for the Group’s key management is comprised of the following:

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Short term employee benefits	10	8	7
Directors’ fees	1	1	1
Share-based payments	2	2	3
Post-employments benefits	—	1	1
Termination benefits	1	1	1
Employer social contribution	2	1	1

Total	16	14	14

NOTE 28 - SHARE-BASED COMPENSATION

Description of the plans

Performance-Based Restricted Stock Units (equity-settled)

In 2015 and 2016, the Company granted Performance-Based restricted stock units (PBRSU) to selected employees. These Performance-Based RSU will vest after two or three years from the grant date if the following two conditions are simultaneously met:

-	A vesting condition under which the selected managers must be continuously employed by the Company through the end of vesting period.

-	A performance condition, depending on the Total Stockholder Return (TSR) performance of Constellium share over a measurement period compared to the TSR of a specified group of peer companies. Performance shares will ultimately vest, depending on the TSR performance at each anniversary date, based on vesting multiplier in a range from 0 to 3.

The following table lists the inputs to the models used for the Performance-Based RSU granted during the year ended December 31, 2016:

Fair value at grant date (in Euros)	[6.76 – 9.86]
Share price at grant date (in Euros)	[4.46 – 5.61]
Dividend yield	—
Expected volatility	[69% – 71%]
Risk-free interest rate (U.S. government bond yield)	[0.76% – 1.27%]
Model used	Monte Carlo

The PBRSU granted in November 2015 achieved a TSR performance of 118% at its first anniversary, which represents 47,229 potential additional shares that could vest in November 2018 subject to the continued employment of the beneficiaries.

Restricted Stock Units Award Agreements (equity-settled)

The Company grants Restricted Stock Units (RSU) to a certain number of employees subject to the beneficiaries remaining continuously employed within the Group from the grant date through the end of the vesting period. Vesting period is over two or three years depending on the grant date.

In 2016, the Company also granted 150,000 RSU which vest in equal installments on the first two anniversaries of the grant date, subject to their continued employment.

The fair value of RSU awarded under the plans described above is the quoted market price at grant date.

Equity Awards Plans (equity-settled)

Company Board members were granted annually an award of RSU since 2012. These RSU vest in equal installments on the first two anniversaries of the date of grant, subject to their continued service.

The fair value of RSU awarded under the Equity Awards Plan is the quoted market price at grant date.

Free share plan (equity-settled)

In 2013, a free share plan was granted to all employees in the U.S., France, Germany, Switzerland and the Czech Republic. Under this plan, each eligible employee was granted an award of 25 RSU that vested and were settled in Class A ordinary shares on the second anniversary of our initial public offering, subject to the applicable employee remaining employed by the Company or its subsidiaries through that date.

The plan vested in May 2015 and accordingly 185,285 shares were issued and granted to our employees.

Co-investment Plan (equity-settled)

In March 2014, some selected managers who took the opportunity to invest part of their bonus into ordinary shares were granted Performance-Based RSU in an amount equal to a specified multiple of ordinary shares invested as part of this plan.

The potential rights associated to each of the 71,490 ordinary shares invested as part of this plan were evaluated using the Monte Carlo method and amounted to €56.50 per share at grant date.

The outstanding rights at December 31, 2016 will vest in May 2017, subject to their continued employment and to the Company share price exceeding the market share price at grant date.

Expense recognized during the year

In accordance with IFRS 2, share based compensation is recognized as expense over the vesting period. The estimate of this expense is based upon the fair value of a Class A potential ordinary share at the grant date. The total expense related to the potential ordinary shares for the year ended December 31, 2016, 2015 and 2014 amounted to €6 million, €5 million and €4 million respectively.

Movement of potential shares

The following table illustrates the number and weighted-average fair value of, and movements in, shares during the year (excluding co-investment plan):

	Performance-Based RSU		Restricted Stock Units		Equity Award Plans		Free share plan
	Potential Shares	Weighted- Average Grant-Date Fair Value per Share	Potential Shares	Weighted- Average Grant-Date Fair Value per Share	Potential Shares	Weighted- Average Grant-Date Fair Value per Share	Potential Shares	Weighted- Average Grant-Date Fair Value per Share
At January 1, 2015	—	—	493,412	€14.44	17,636	€17.00	192,800	€10.60

Granted(A)	1,023,000	€7.76	245,500	€15.14	29,202	€11.20	—	—
Vested	—	—	(363,842)	€13.00	(8,816)	€11.30	(185,295)	€10.60
Forfeited	(16,000)	€7.10	(105,570)	€16.79	(3,157)	€11.20	(7,505)	€10.60

At December 31, 2015	1,007,000	€7.77	269,500	€16.10	34,865	€14.11	—	—

Granted(A)	1,292,000	€7.56	340,300	€5.40	81,858	€4.02	—	—
Over performance(B)	47,229	€7.10	—	—	—	—	—	—
Vested	—	—	(87,300)	€19.75	(21,842)	€15.84	—	—
Forfeited(C)	(279,394)	€8.71	(43,000)	€16.40	—	—	—	—

At December 31, 2016	2,066,835	€7.50	479,500	€7.82	94,881	€5.01	—	—

(A)	For Performance-Based RSU, the number of potential shares granted is presented using a vesting multiplier of 1.

(B)	When the achievement of TSR performance exceeds the vesting multiplier of 1, the additional potential share are presented as over performance shares.

(C)	For potential shares related to Performance-Based RSU, 214,728 were forfeited following the departure of certain beneficiaries and 64,666 were forfeited in relation to the non-fulfilment of performance conditions.

NOTE 29 - DISPOSALS, ASSETS CLASSIFIED AS HELD FOR SALE

On February 1, 2016, the Group completed the disposal of its plant in Carquefou (France) which was part of its A&T operating segment and was classified as held for sale at December 31, 2015. The disposal gain is nil in 2016. The plant generated revenue of €11 million in 2015.

(in millions of Euros)	At December 31, 2015
Property, plant and equipment	4
Inventories	1
Trade receivables and other	4
Cash and cash equivalents	4

Assets classified as held for sale	13

Pensions and other post-employment benefit obligations	2
Trade payables and other	3
Provisions	8

Liabilities classified as held for sale	13

NOTE 30 - SUBSIDIARIES AND OPERATING SEGMENTS

The following Group’s affiliates are legal entities included in the consolidated financial statements of the Group at December 31, 2016.

Entity	Country	% Group Interest	Consolidation Method
Cross Operating Segment
Constellium Singen GmbH (AS&I and P&ARP)	Germany	100%	Full
Constellium Valais S.A. (AS&I and A&T)	Switzerland	100%	Full

AS&I
Constellium Automotive USA, LLC	U.S.	100%	Full
Constellium Engley (Changchun) Automotive Structures Co Ltd.	China	54%	Full
Constellium Extrusions Decin S.r.o.	Czech Republic	100%	Full
Constellium Extrusions Deutschland GmbH	Germany	100%	Full
Constellium Extrusions France S.A.S.	France	100%	Full
Constellium Extrusions Levice S.r.o.	Slovakia	100%	Full
Constellium Automotive Mexico, S. DE R.L. DE C.V.	Mexico	100%	Full
Constellium Automotive Mexico Trading, S. DE R.L. DE C.V.	Mexico	100%	Full
Astrex Inc	Canada	50%	Full

A&T
Constellium Issoire	France	100%	Full
Constellium Montreuil Juigné	France	100%	Full
Constellium China	China	100%	Full
Constellium Italy S.p.A	Italy	100%	Full
Constellium Japan KK	Japan	100%	Full
Constellium Rolled Products Ravenswood, LLC	U.S.	100%	Full
Constellium South East Asia	Singapore	100%	Full
Constellium Ussel S.A.S.	France	100%	Full

P&ARP
Constellium Deutschland GmbH	Germany	100%	Full
Constellium Rolled Products Singen GmbH KG	Germany	100%	Full
Constellium Property and Equipment Company, LLC	U.S.	100%	Full
Constellium Neuf Brisach	France	100%	Full
Wise Metals Intermediate Holdings LLC	U.S.	100%	Full
Wise Holdings Finance Corporation	U.S.	100%	Full
Wise Metals Group	U.S.	100%	Full
Wise Alloys, LLC	U.S.	100%	Full
Wise Alloys Finance Corporation	U.S.	100%	Full
Wise Alloys Funding II LLC	U.S.	100%	Full
Constellium Metal Procurement LLC	U.S.	100%	Full
Constellium-UACJ ABS LLC	U.S.	51%	Equity
Rhenaroll	France	50%	Equity

Entity	Country	% Group Interest	Consolidation Method

Holdings & Corporate
C-TEC Constellium Technology Center	France	100%	Full
Constellium Finance S.A.S.	France	100%	Full
Constellium France III	France	100%	Full
Constellium France Holdco S.A.S.	France	100%	Full
Constellium Germany Holdco GmbH & Co. KG	Germany	100%	Full
Constellium Germany Holdco Verwaltungs GmbH	Germany	100%	Full
Constellium Holdco II B.V.	Netherlands	100%	Full
Constellium Holdco III B.V.	Netherlands	100%	Full
Constellium Paris S.A.S	France	100%	Full
Constellium UK Limited	United Kingdom	100%	Full
Constellium U.S. Holdings I, LLC	U.S.	100%	Full
Constellium U.S. Holdings II, LLC	U.S.	100%	Full
Constellium Switzerland AG	Switzerland	100%	Full
Constellium W S.A.S.	France	100%	Full
Engineered Products International S.A.S.	France	100%	Full

NOTE 31 - PARENT COMPANY

Statement of Financial Position of Constellium N.V. (parent company only)

(in millions of Euros)	At December 31, 2016	At December 31, 2015
Assets

Current assets
Cash and cash equivalents	—	—
Trade receivables and other	233	48
Other financial assets	33	29

	266	77

Non-current assets
Property, plant and equipment	—	—
Financial assets	1,508	1,275
Investments in subsidiaries	111	105

	1,619	1,380

Total Assets	1,885	1,457

Liabilities

Current liabilities
Trade payables and other	3	4
Other financial liabilities	35	25

	38	29

Non-current liabilities
Borrowings	1,673	1,254

	1,673	1,254

Total Liabilities	1,711	1,283

Equity
Share capital	2	2
Share premium	171	171
Accumulated retained earnings	(11)	(11)
Other reserves	18	12
Net (loss) for the year	(6)	—

Total Equity	174	174

Total Equity and Liabilities	1,885	1,457

Statement of Comprehensive Income / (Loss) of Constellium N.V. (parent company only)

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Revenue	1	—	1

Gross profit	1	—	1

Selling and administrative expenses	(8)	(7)	(7)

Loss from recurring operations	(7)	(7)	(6)

Other income	—	1	—
Other expenses	—	(3)	(18)

Loss from operations	(7)	(9)	(24)

Financial result - net	1	9	2

Loss before income tax	(6)	—	(22)
Income tax	—	—	—

Net loss	(6)	—	(22)

Other comprehensive income	—	—	—

Total comprehensive (loss) / income	(6)	—	(22)

Statement of Cash Flows of Constellium N.V. (parent company only)

(in millions of Euros)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Net loss	(6)	—	(22)
Adjustments
Finance costs – net	(1)	(9)	(2)
Dividend received	—	—	19
Interest paid	(95)	(61)	(21)
Interest received	103	74	27
Changes in working capital:
Trade receivables and other	—	26	(23)
Other financial liabilities	—	(1)	(2)
Trade payables and other	(1)	(44)	40

Net cash flows (used in) / from operating activities	—	(15)	16

Current account with subsidiary (for cash pooling)	(186)	17	108
Loans granted to subsidiary and related parties	(375)	—	(1,153)
Repayment of loans granted to subsidiary and related parties	181	—	97

Net cash flows (used in) / from investing activities	(380)	17	(948)

Net Proceeds from issuance of Senior Notes	375	—	1,153
Payment of deferred financing costs	(12)	(2)	(27)
Repayment of term loan	—	—	(197)
Realized foreign exchange gains / (losses)	17	—	—
Other	—	—	1

Net cash flows from / (used in) financing activities	380	(2)	930

Net increase in cash and cash equivalents	—	—	(2)
Cash and cash equivalents – beginning of period	—	—	2
Effect of exchange rate changes on cash and cash equivalents	—	—	—

Cash and cash equivalents – end of period	—	—	—

Basis of preparation

The parent company only financial information of Constellium N.V., presented above, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as endorsed by the European Union. Accounting policies adopted in the preparation of this condensed parent company only financial information are the same as those adopted in the consolidated financial statements and described in Note 2 – Summary of significant accounting policies, except that the cost method has been used to account for investments in subsidiaries.

As at December 31, 2016, there were no material contingencies at Constellium N.V.

A description of Constellium N.V.’s parent company only borrowings and related maturity dates is provided in NOTE 20 – Borrowings.

Non-current financial assets represent loans to Constellium Holdco II B.V. and Constellium France Holdco and current other financial assets represent related interest receivables.

Other financial liabilities represent interest payable on borrowings.

Constellium N.V. received cash dividends from its subsidiary Constellium Holdco II B.V. in the amount of €19.3 million in the year ended December 31, 2014. The dividends received in cash for the year ended December 31, 2014 were declared for the year ended December 31, 2013 and, accordingly were recorded as income for the year ended December 31, 2013.

NOTE 32 - SUBSEQUENT EVENTS

In January 2017, the Muscle Shoals $325 million factoring facility has been amended to extend maturity to January 24, 2018.

On February 16, 2017, the Group issued a $650 million Senior unsecured notes due 2025, with interest rate 6.625%.

The net proceeds were used to repurchase Muscle Shoals 8.75% Senior Secured Notes due 2018.

In connection with the offering, the Muscle Shoals ABL facility has been amended to $170 million and the maturity extended to September 14, 2020.