Form 20-F
period 2017-12-31
Constellium N.V.
filed 2018-03-12
CIK 1563411

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

134,510,623 Class A Ordinary Shares, Nominal Value €0.02 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☒   Yes     ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐            Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (this “Annual Report”) contains “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this Annual Report.

Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report, including, without limitation, in conjunction with the forward-looking statements included in this Annual Report and including with respect to our estimated and projected earnings, income, equity, assets, ratios and other estimated financial results. All forward-looking statements in this Annual Report and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

•	we may be unable to compete successfully in the highly competitive markets in which we operate;

•	the highly competitive nature of the beverage can sheet industry, and the advantages our competitors have over us with respect to beverage can production;

•	the substantial capital investment requirements of our business;

•	difficulties in the launch or production ramp-up of our existing or new products;

•	unplanned business interruptions and equipment failure;

•	failure of our production capacity to meet demand or changing market conditions;

•	labor disputes and work stoppages that could disrupt our business;

•	our dependence on a limited number of customers for a substantial portion of our sales;

•	consolidation among our customers and its impact on our business;

•	the failure of our products to meet customer requirements;

•	delays caused by the lengthy and unpredictable qualification process for our new products;

•	our dependence on a limited number of suppliers for a substantial portion of our aluminium supply;

•	loss of certain key members of our management team;

•	failure to implement our business strategy, including our productivity improvement initiatives;

•	our inability to execute an effective hedging policy;

•	failure of our joint venture with UACJ Corporation (“UACJ”) to generate the expected returns;

•	failure to successfully develop and implement new technology initiatives and other strategic investments;

•	interruptions or failures in our information technology (“IT”) systems;

•	disruptions caused by upgrading our IT infrastructure;

-ii-

•	failure to renegotiate labor contracts successfully;

•	severance-related or other costs associated with potential restructuring;

•	adverse conditions and disruptions in European economies where we have significant operations;

•	risks inherent in international operations;

•	unexpected requirements to make contributions to our defined benefit pension plans;

•	failure to protect proprietary rights to our technology;

•	costs associated with legal proceedings or investigations;

•	compliance with environmental, health and safety laws;

•	significant regulatory developments with negative impacts;

•	costs associated with product liability claims against us;

•	risk of injury or death as a result of our operations;

•	failure of our insurance to cover all potential exposures;

•	risks related to the industries in which we operate;

•	risks related to our indebtedness;

•	risks related to our corporate structure and ownership of our ordinary shares;

•	risks related to the taxation statutes and regulations, and their interpretations, in the jurisdictions in which we have operations; and

•	the other factors presented under “Item 3. Key Information—D. Risk Factors.”

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

The selected historical financial information as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 has been derived from our audited consolidated financial statements (the “Consolidated Financial Statements”) included elsewhere in this Annual Report. The selected historical financial information as of December 31, 2015, 2014 and 2013 and for each of the two years in the period ended December 31, 2014 have been derived from our audited consolidated financial statements not included in this Annual Report.

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

	As of and for the year ended December 31,
(€ in millions other than per share and per ton data)	2017	2016	2015	2014	2013
Statement of income data:
Revenue	5,237	4,743	5,153	3,666	3,495
Gross profit	539	516	450	483	471
Income/(Loss) from operations	321	246	(426)	150	209
Net (loss)/income for the period—continuing operations	(31)	(4)	(552)	54	96
Net (loss)/income for the period	(31)	(4)	(552)	54	100
(Loss)/earnings per share—basic	(0.28)	(0.04)	(5.27)	0.48	1.00
(Loss)/earnings per share—diluted	(0.28)	(0.04)	(5.27)	0.48	0.99
(Loss)/earnings per share—basic—continuing operations	(0.28)	(0.04)	(5.27)	0.48	0.96

	As of and for the year ended December 31,
(€ in millions other than per share and per ton data)	2017	2016	2015	2014	2013
(Loss)/earnings per share—diluted—continuing operations	(0.28)	(0.04)	(5.27)	0.48	0.95
Weighted average number of shares outstanding	110,164,320	105,500,327	105,097,442	105,326,872	98,890,945
Dividends per ordinary share (Euro)(1)	—	—	—	—	—
Balance sheet data:
Total assets(2)	3,711	3,787	3,628	3,012	1,764
Net (liabilities)/assets or total invested equity	(319)	(570)	(540)	(37)	36
Share capital	3	2	2	2	2
Other operational and financial data (unaudited):
Net trade working capital(3)	232	199	149	210	222
Capital expenditure(4)	276	355	350	199	144
Volumes (in kt)	1,482	1,470	1,478	1,062	1,025
Revenue per ton (€ per ton)	3,534	3,227	3,486	3,452	3,410

(1)	Prior to our initial public offering in May 2013 (the “IPO”), we paid certain dividends to holders of our ordinary shares, as well as to holders of our preferred shares.
(2)	In 2015, the Company decided to withdraw its disposal plan for a company from the A&T operating segment classified as held for sale at the end of 2014. Accordingly, related assets and liabilities are not presented as held for sale at December 31, 2014 and 2015.
(3)	Net trade working capital, a measurement not defined by IFRS, represents total inventories plus trade receivables less trade payables.

	As of December 31,
(€ in millions)	2017	2016	2015	2014	2013
Trade receivables – net	306	235	264	436	363
Inventories	643	591	542	436	328
Trade payables	(717)	(627)	(657)	(662)	(469)

Net trade working capital	232	199	149	210	222

(4)	Represents purchases of property, plant, and equipment.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

We may not be able to compete successfully in the highly competitive markets in which we operate, and new competitors could emerge, which could negatively impact our share of industry sales, sales volumes and selling prices.

We are engaged in a highly competitive industry. We compete in the production and sale of rolled and extruded aluminium products with a number of other producers, some of which are larger and have greater financial and technical resources than we do. Producers with a different cost basis may, in certain circumstances, have a competitive pricing advantage. Our competitors may be better able to withstand reductions in price or other adverse industry or economic conditions.

In addition, a current or new competitor may also add or build new capacity, which could diminish our profitability by decreasing prices in our markets. New competitors could emerge from within Europe or North America or globally, including from China, Russia and the Middle East, and could include existing producers and sellers of steel and other products that may seek to compete in our industry. Emerging or transitioning markets in these regions with abundant natural resources, low-cost labor and energy, and lower environmental and other standards may pose a significant competitive threat to our business. Our competitive position may also be affected by exchange rate fluctuations that may make our products less competitive. Changes in regulation that have a disproportionately negative effect on us or our methods of production may also diminish our competitive advantage and industry position. In addition, technological innovation is important to our customers who require us to lead or keep pace with new innovations to address their needs. If we do not compete successfully, our share of industry sales, sales volumes and selling prices may be negatively impacted.

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

In addition, we are subject to competition from non-aluminium sources of packaging, such as plastics and glass. Consumer demand and preferences also impact customer selection of packaging materials. While we believe that the recyclability of aluminium, coupled with increasing consumer focus on resource conservation, may reduce the impact of competition from certain alternative packaging sources, there is no guarantee that such competition will be reduced.

Our business requires substantial capital investments that we may be unable to fulfill. We may be unable to timely complete our expected capital investments, including in Auto Body Sheet (“ABS”), or may be unable to achieve the anticipated benefits of such investments.

Our operations are capital intensive. Our total capital expenditures were €276 million for the year ended December 31, 2017, and €355 million and €350 million for the years ended December 31, 2016 and 2015, respectively.

There can be no assurance that we will be able to complete our capital investments, including our expected investments in ABS, on schedule, or that we will be able to achieve the anticipated benefits of such capital investments. In addition, we are under no legal obligation to complete the expansion of our ABS program. We may at any time determine not to complete the expansion of our ABS program. Additionally, we may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures (including completing our expected ABS investments), service or refinance our indebtedness or fund other liquidity needs, including additional investments. We may experience delays in materializing demand for our ABS products, and we may not receive customer orders for ABS products as quickly as we had anticipated. Delays in materializing demand or revenues from our ABS investments could adversely affect our results of operations.

If we are unable to make upgrades, repairs or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, reduced production capacity and other competitive factors. In addition, if we are unable to, or determine not to, complete our expected or additional ABS investments, or such investments are delayed, we will not realize the anticipated benefits of such investments, which may adversely affect our results of operations.

We may experience difficulties in the launch or production ramp-up of our existing or new products.

As we begin manufacturing processes in our new locations or for newly introduced products, we may experience difficulties, including manufacturing disruptions, delays or other complications, which could adversely affect our ability to serve our customers, our reputation or our costs of production and ultimately, our financial position and results of operations.

We are subject to unplanned business interruptions that may materially adversely affect our business and financial results.

Our operations may be materially adversely affected by unplanned business interruptions caused by events such as explosions, fires, war or terrorism, inclement weather, natural disasters, accidents, equipment failure and breakdown, IT systems and process failures, electrical blackouts or outages, transportation interruptions and supply interruptions. Operational interruptions at one or more of our production facilities could cause substantial losses and delays in our production capacity, increase our operating costs and have a negative financial impact on the company and our customers. In addition, replacement of assets damaged by such events could be difficult, lengthy or expensive, and to the extent these losses are not covered by insurance or our insurance policies have significant deductibles, our financial position, results of operations and cash flows may be adversely affected by such events. For example, in September 2015, Constellium’s Neuf-Brisach plant suffered an unplanned outage at the manufacturing facility as a result of the breakdown of a scalper, which adversely affected earnings. From time to time, we have similar or other equipment failures impacting our production capacity, which may adversely affect our financial results.

Furthermore, because customers may be dependent on planned deliveries from us, customers that have to reschedule, delay or cancel their own production due to our delivery delays or operational challenges, may be able to pursue financial and legal claims against us, and we may incur costs to correct such problems in addition to any liability resulting from such claims. Interruptions may also harm our reputation among actual and potential customers, and the reputation of our customers, potentially resulting in a loss of business, operational shutdowns or other adverse consequences for us and our customers. In addition, because in many cases we have dedicated facilities and arrangements with customers, production outages or other business operations at an isolated facility could adversely affect our ability to timely fulfill orders for the applicable customer, potentially adversely affecting our relationship with that customer or our business and results of operations.

Our production capacity might not be able to meet customer or market demand or changing market conditions.

We may be unable to meet customer or market demand, or changing market conditions due to production capacity constraints or operational challenges and disruptions. Meeting such demand may also require us to make substantial capital investments to repair, maintain, upgrade, and expand our facilities and equipment. Notwithstanding our ongoing plans and investments to increase our capacity, we may not be able to expand our production capacity quickly enough in response to operational challenges or changing market conditions, and there can be no assurance that our production capacity will be able to meet our existing obligations and the growing market demand for our products. If we are unable to adequately expand our production capacity, we may be unable to take advantage of improved market conditions and increased demand for our products. We may also experience loss of market share, operational challenges, increased costs, penalties for late delivery, disruption in our ability to supply our products, reduction in demand for our products, our reputation with actual and potential customers may be harmed, and our customer’s reputation may be harmed, resulting in loss of business and a negative impact on our financial performance.

We could experience labor disputes and work stoppages that could disrupt our business and have a negative impact on our financial condition and results of operations.

From time to time, we may experience labor disputes and work stoppages at our facilities. For example, we experienced work stoppages and labor disturbances at our Ravenswood, West Virginia facility in 2012 in conjunction with the renegotiation of the collective bargaining agreement. Additionally, we experienced work stoppages and labor disturbances at our Issoire and Neuf-Brisach facilities in November 2013 and resumed normal operations in early December 2013. We also faced minor stoppages in our Issoire site in December 2015 during the yearly collective bargaining agreement negotiations. Existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future. Any such stoppages or disturbances may adversely affect our financial condition and results of operations by limiting plant production, sales volumes, profitability and operating costs.

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

Our business is exposed to risks related to existing market concentration of our customers. We estimate that our ten largest customers accounted for approximately 55% of our consolidated revenues in 2017, two of which accounted for more than 10% of our consolidated revenues over the same period. A significant downturn in the business or financial condition of our significant customers exposes us to the risk of default on contractual agreements and trade receivables, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We have long-term contracts and related arrangements with a significant number of our customers. Some of our long-term customer contracts and related arrangements have provisions that, by their terms, may become less favorable to us over time. If we fail to successfully renegotiate or re-price these less favorable provisions, including payment terms, in our long-term agreements and related arrangements then our results of operations, financial condition and cash flows could be materially adversely affected. Furthermore, some of our long-term contracts and related arrangements are subject to renewal, renegotiation or re-pricing at periodic intervals or upon changes in competitive and regulatory supply conditions, or provide termination rights to our customers. If we fail to renew, renegotiate or re-price these long-term contracts or arrangements at all, or on favorable terms, including payment terms, then our results of operations, financial condition and cash flows could be materially adversely affected. Any of these risks, or any material deterioration in, or termination of, these customer relationships, could result in a reduction or loss in sales volume or revenue, which could adversely affect our results of operations. If we are not successful in replacing business lost from such customers, or in negotiating favorable terms, our results of operations, financial condition and cash flows could be materially adversely affected.

In addition, our strategy of having dedicated facilities and arrangements with customers subjects us to the inherent risk of increased dependence on a single or a few customers with respect to these facilities. In such cases, the loss of such a customer, or the reduction of that customer’s business at one or more of our facilities, could materially adversely affect our financial condition and results of operations, and we may be unable to timely replace, or replace at all, lost order volumes and revenue.

Customer consolidation could adversely affect our financial position, results of operations and cash flows.

Customers in our end-markets, including the can, packaging, aerospace and automotive sectors, may consolidate and grow in a manner that could affect their relationships with us. For example, if one of our competitors’ customers acquires any of our customers, we may lose that acquired customer’s business. Additionally, if our customers become larger and more concentrated, they could exert pressure in pricing and payment terms on all suppliers, including us. Accordingly, our ability to maintain or raise prices in the future may be limited, including during periods of raw material and other cost increases. If we are forced to reduce prices or maintain prices during periods of increased costs, or if we lose customers because of consolidation, pricing or other methods of competition, our financial position, results of operations and cash flows may be adversely affected.

If our products fail to meet customer requirements, we could incur losses and could adversely affect our reputation, business and results of operations.

Product manufacturing in our business is a highly complex process. Our customers specify quality, performance and reliability standards that we must meet. If our products do not meet these standards or are defective, we may be required to replace or rework the products. In some cases, our products may contain undetected defects or flaws that only become evident at a later time, including after shipment. Problems may arise during manufacturing for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, supply chain interruptions, natural disasters, labor unrest and environmental factors. We have experienced product quality, performance or reliability problems and defects from time to time, and similar defects or failures may occur in the future. If these failures or defects occur, they could result in losses or product recalls, customer penalties, contract cancellation and product liability exposure. A significant product recall could adversely affect product demand, result in negative publicity, damage to our reputation and could lead to a loss of customer confidence in our products. Any of such consequences could have a material adverse effect on our reputation, business and results of operations.

The qualification process for our products can be lengthy and unpredictable, potentially delaying adoption of our products and causing us to incur expense potentially without recovery.

Qualification of our products by many of our customers can be lengthy and unpredictable and many of these customers have extensive sourcing and qualification processes. The qualification process requires substantial time and financial resources, with no certainty of success or recovery of our related expenses. In addition, even after an extensive qualification process, our products may fail to meet the standards sought by our customers and may not be qualified for use by such customers. Further, our continued process improvements and cost-reduction efforts may require us or our customers to re-qualify our products. Failure to qualify or re-qualify our products may result in us losing such customers or customer contracts, which could materially adversely affect our business and results of operations.

We are dependent on a limited number of suppliers for a substantial portion of our aluminium supply and a failure to successfully renew, renegotiate or re-price our long-term agreements or other arrangements with our suppliers may adversely affect our results of operations, financial condition and cash flows.

Our ability to produce competitively priced aluminium products depends on our ability to procure competitively priced supply of aluminium in a timely manner and in sufficient quantities to meet our production needs. We have supply arrangements with a limited number of suppliers for aluminium and other raw materials. Our top ten suppliers accounted for approximately 40% of our total purchases for the year ended December 31, 2017. Increasing aluminium demand levels have caused regional supply constraints in the industry, and further increases in demand levels, could exacerbate these issues. We maintain long-term contracts for a majority of our supply requirements, and for the remainder we depend on annual and spot purchases. There can be no assurance that we will be able to renew, or obtain replacements for, any of our long-term contracts or any related arrangements when they expire on terms that are as favorable as our existing agreements or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities on a timely basis, our production may be disrupted, and we could be forced to purchase primary metal and other supplies from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us. As a result, an interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. In addition, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements. This risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We depend on scrap aluminium for our operations and acquire our scrap inventory from numerous sources. Our suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metal to us. In periods of low inventory prices, suppliers may elect to hold scrap until they are able to charge higher prices. In addition, a decrease in the supply of used beverage containers (“UBCs”) available to us resulting from a decrease in the rate at which consumers consume or recycle products contained or packaged in aluminium beverage cans could negatively impact our supply of aluminium. For example, the slowdown in industrial production and consumer consumption during the most recent economic crisis reduced and may continue to reduce the supply of scrap metal available. Previously, we had relied on our relationship with AB InBev to provide us with certain amounts of UBCs but, since November 2016, we transitioned the procurement of UBCs inhouse to Constellium Metal Procurement, in Muscle Shoals, Alabama. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes and our results of operations, financial condition and cash flows could be materially adversely affected.

In addition, we seek to take advantage of the lower price of scrap aluminium compared to primary aluminium to provide a cost-competitive product. A decrease in the supply of scrap aluminium could increase its cost. To the extent the discount between the primary aluminium price and scrap price narrows, our competitive advantage may be reduced. We cannot make use of financial markets to effectively hedge against reductions in this discount as this market is not readily available. If the difference between the price of primary and scrap aluminium is narrow for a considerable period of time, it could adversely affect our business, financial condition and results of operations.

The loss of certain key members of our management team may have a material adverse effect on our operating results.

Our success will depend, in part, on the efforts of our senior management and other key employees. These individuals including our Chief Executive Officer and Chief Financial Officer, possess sales, marketing, engineering, technical, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers or other key employees, our ability to operate and expand our business, improve our operations, develop new products, and, as a result, our financial condition and results of operations, may be adversely affected. Moreover, the hiring of qualified individuals is highly competitive in our industry, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees.

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

Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, or general economic conditions. Any failure to successfully implement our business strategy could adversely affect our financial condition and results of operations. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time. Although we have undertaken and expect to continue to undertake productivity and manufacturing system and process transformation initiatives to improve performance, we cannot assure you that all of these initiatives will be completed or that any estimated cost savings from such activities will be fully realized. Even when we are able to generate new efficiencies in the short- to medium-term, we may not be able to continue to reduce costs and increase productivity over the long term.

Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to enter into certain derivative instruments.

We purchase and sell LME and other forwards, futures and options contracts as part of our efforts to reduce our exposure to changes in currency exchange rates, aluminium prices and other raw materials and energy prices. If we are unable to enter into such derivative instruments to manage those risks due to the cost or availability of such instruments or other factors, or if we are not successful in passing through the costs of our risk management activities, our results of operations, cash flows and liquidity could be adversely affected. Our ability to realize the benefit of our hedging program is dependent upon many factors, including factors that are beyond our control. For example, our foreign exchange hedges are scheduled to mature on the expected payment date by the customer; therefore, if the customer fails to pay an invoice on time and does not warn us in advance, we may be unable to reschedule the maturity date of the foreign exchange hedge, which could result in an outflow of foreign currency that will not be offset until the customer makes the payment. We may realize a gain or a loss in unwinding such hedges. In addition, our metal-price hedging program depends on our ability to match our monthly exposure to sold and purchased metal, which can be made difficult by seasonal variations in metal demand, unplanned changes in metal delivery dates by either us or by our customers and other disruptions to our inventories, including for maintenance. As an example, in 2015, we were unable to hedge all of our exposure to the decrease in the Midwest regional premium component of aluminium prices, resulting in unrecovered Midwest premium charges of €22 million at our Muscle Shoals facility.

We may also be exposed to losses if the counterparties to our derivative instruments fail to honor their agreements.

To the extent our hedging transactions fix prices or exchange rates and if primary aluminium prices, energy costs or foreign exchange rates are below the fixed prices or rates established by our hedging transactions, then our income and cash flows will be lower than they otherwise would have been. Similarly, if we do not effectively manage and adequately hedge for prices and premiums (including the Midwest regional premium) of our aluminium and other raw materials, our financial results may also be adversely affected. Further, with the exception of derivatives hedging forecasted cash flows on certain long-term aerospace contracts, we do not apply hedge accounting to our forwards, futures or option contracts. Unrealized gains and losses on our derivative financial instruments that do not qualify for hedge accounting are reported in our consolidated results of operations. The inclusion of such unrealized gains and losses in earnings may produce significant period-over-period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.

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

Our cash flows and liquidity could be adversely affected as a result of the maturity mismatch between certain of our derivative instruments and the underlying exposure.

We use financial derivatives to hedge the foreign currency risk associated with the repayment of a portion of our U.S. Dollar-denominated debt. These financial derivatives may have a shorter maturity than either the maturity or call date of the hedged debt instrument. This could result in an adverse impact on our cash flows and liquidity as the impact from changes in foreign exchange rates on the hedging instruments could result in a cash outflow before the corresponding favourable impact on the underlying hedged debt results in a positive cash flow.

Our joint venture with UACJ in ABS products in the United States may not generate the expected returns and we may be unable to execute on our strategy with respect to the joint venture.

We have a joint venture with UACJ to produce ABS sheet in the United States and establish a leadership position in the growing North American ABS market. In 2016, we expanded the scope of our joint venture agreement to include investment in two additional 100 kt finishing lines, to be funded 51% by Constellium and 49% by Tri-Arrows Aluminum Holdings, a U.S. affiliate of UACJ. We cannot assure you that we will be able to successfully implement the planned expansion or our business strategy with respect to our joint venture with UACJ. Any inability to execute on the expansion or our strategy with respect to the joint venture could materially reduce our expected earnings and could adversely affect our operations overall.

The joint venture’s automotive line continues to undergo an extensive qualification process and production ramp up for original equipment manufacturer (“OEM”) products. Any significant delays incurred during this qualification process and production ramp up, which would jeopardize the start of series production of OEM customer products, would be detrimental to the financial performance of our joint venture and would adversely affect our North American ABS strategy and our anticipated return on investments.

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

Interruptions or failures in our IT systems, or failure to protect our IT systems against cyber-attacks or information security breaches, could have a material adverse effect on our business and financial results.

The efficient operation of our business depends on our IT systems. We rely on our IT systems to effectively manage and operate our business, including such processes as data, accounting, financial reporting, communications, supply chain, order entry and fulfillment and other business processes. The failure of our IT systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer.

In addition, some of our IT are nearing obsolescence, in that the software versions they are developed on are no longer fully supported or kept up-to-date by the original vendors. While day-to-day operations are not at risk, major new requirements (e.g., in legal or payroll) might require manual workarounds if the current software versions do not support those new functionalities. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks.

A failure in, or breach of, our IT systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses. As cyber threats continue to evolve, we are expending additional resources to continue to enhance our information security measures and be able to investigate and remediate promptly any information security vulnerabilities. We experienced a few security incidents in 2017, but they were successfully detected and handled. They did not have a material negative impact on the Company, our business or our operations.

We continue to make investments and adopt measures designed to enhance our protection, detection, response, and recovery capabilities, and to mitigate potential risks to our technology, products, services and operations from potential cyber-attacks. However, given the unpredictability, nature and scope of cyber-attacks, it is possible that potential vulnerabilities could go undetected for an extended period. We could potentially be subject to production downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromise of confidential or otherwise protected information, misappropriation, destruction or corruption of data, security breaches, other manipulation or improper use of our or third-party systems, networks or products, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

The process of upgrading our IT infrastructure may disrupt our operations.

We have performed an evaluation of our IT systems and requirements and have implemented or plan to implement upgrades to our IT systems that support our business. These upgrades involve replacing legacy systems with state-of-the-art systems, making changes to legacy systems or acquiring new systems with new functionality. There are inherent risks associated with replacing, changing or acquiring new systems, including accurately capturing data and system disruptions. We may experience operational problems with our information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by our failure to successfully upgrade our systems could cause information losses, including data related to customer orders. Such a disruption could adversely affect our business, financial condition or results of operations.

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

As part of our ongoing evaluation of our operations, we may undertake additional restructuring efforts in the future, which could in some instances result in significant severance-related costs and other restructuring charges.

We recorded restructuring charges of €4 million for the year ended December 31, 2017, €5 million for the year ended December 31, 2016 and €8 million for the year ended December 31, 2015. Restructuring costs in 2017, 2016, and 2015 were primarily related to corporate and production sites’ restructuring operations. We may pursue additional restructuring activities in the future, which could result in significant severance-related costs, restructuring charges and related costs and expenses, including resulting labor disputes, which could materially adversely affect our profitability and cash flows.

Our business involves significant activity in Europe, and adverse conditions and disruptions in European economies could have a material adverse effect on our operations or financial performance.

A material portion of our sales are generated by customers located in Europe. The financial markets remain concerned about the ability of certain European countries to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence led to rescue measures by Eurozone countries and the International Monetary Fund. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. The interdependencies among European economies and financial institutions have also exacerbated concern regarding the stability of European financial markets generally. These concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the euro currency entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could materially adversely affect the value of our euro-denominated assets and obligations.

In addition, Brexit could have implications on economic conditions globally as a result of changes in policy direction which may in turn influence the economic outlook for the European Union and its key trading partners. There can be no assurance that the actions we have taken or may take in response to global economic conditions more generally may be sufficient to counter any continuation or reoccurrence of the downturn or disruptions. A significant global economic downturn or disruptions in the financial markets would have a material adverse effect on our financial position, results of operations and cash flows.

A portion of our revenues is derived from our international operations, which exposes us to certain risks inherent in doing business globally.

We have operations primarily in the United States, Germany, France, Slovakia, Switzerland, the Czech Republic and China and primarily sell our products across Europe, Asia and North America. We also continue to explore opportunities to expand our international operations. Our operations generally are subject to financial, political, economic, regulatory and business risks in connection with our global operations, including:

•	changes in international governmental regulations, trade restrictions and laws, including those relating to taxes, employment and repatriation of earnings;

•	compliance with sanctions regimes and export control laws of multiple jurisdictions;

•	currency exchange rate fluctuations;

•	tariffs and other trade barriers;

•	the potential for nationalization of enterprises or government policies favoring local production;

•	renegotiation or nullification of existing agreements;

•	interest rate fluctuations;

•	high rates of inflation;

•	currency restrictions and limitations on repatriation of profits;

•	differing protections for intellectual property and enforcement thereof;

•	divergent environmental laws and regulations; and

•	political, economic and social instability.

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

Our success depends in part upon our proprietary technology and processes. We believe that our intellectual property has significant value and is important to the marketing of our products and maintaining our competitive advantage. Although we attempt to protect our intellectual property rights both in the United States and in foreign countries through a combination of patent, trademark, trade secret and copyright laws, as well as through confidentiality and nondisclosure agreements and other measures, these measures may not be adequate to fully protect our rights. For example, we have a presence in China, which historically has afforded less protection to intellectual property rights than the United States or Europe. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

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

Other legal proceedings or investigations, including our enforcement of our intellectual property rights, could increase our operating costs and adversely affect our financial condition and results of operations.

We may from time-to-time be involved in, or be the subject of, disputes, proceedings and investigations with respect to a variety of matters, including matters related to personal injury, intellectual property, employees, taxes, contracts, anti-competitive or anti-corruption practices as well as other disputes and proceedings that arise in the ordinary course of business. It could be costly to address these claims or any investigations involving them, whether meritorious or not, and legal proceedings and investigations could divert management’s attention as well as operational resources, adversely affecting our financial position, results of operations and cash flows. Although the unauthorized use of our intellectual property may adversely affect our results of operations, as our competitors would be able to utilize such property without having had to incur the costs of developing it, thus potentially reducing our relative profitability, any attempts to enforce our intellectual property rights, even if successful, could result in costly and prolonged litigation, divert management’s attention and resources, and materially adversely affect our results of operations.

Furthermore, we may be subject to claims that we have infringed the intellectual property rights of another. Even if without merit, such claims could result in costly and prolonged litigation, cause us to cease making, licensing or using products or technologies that incorporate the challenged intellectual property, require us to redesign, reengineer or rebrand our products, if feasible, divert management’s attention and resources, and materially adversely affect our results of operations. We may also be required to enter into licensing agreements in order to continue using technology that is important to our business, or we may be unable to obtain license agreements on acceptable terms. The requirements of such licensing agreements, failure to obtain the rights granted under such agreements, failure to conclude them on acceptable terms or litigation related to such agreements could adversely affect our financial position or results of operations.

Current liabilities under, as well as the cost of compliance with, environmental, health and safety laws could increase our operating costs and adversely affect our financial condition and results of operations.

Our operations are subject to international, national, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. At December 31, 2017, we had close-down and environmental remediation costs provisions of €81 million. Future environmental regulations or more aggressive enforcement of existing regulations could impose stricter compliance requirements on us and on the industries in which we operate. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance. Additionally, evolving regulatory standards and expectations can result in increased litigation and/or increased costs. There are also no assurances that newly discovered conditions, or new or more aggressive enforcement of applicable environmental requirements, or any failure by counterparties to perform indemnification obligations, will not have a material adverse effect on our business.

Financial responsibility for contaminated property can be imposed on us where current or former operations have had an environmental impact. Such liability can include the cost of investigating and remediating contaminated soil or ground water, financial assurance, fines and penalties sought by environmental authorities, and damages arising out of personal injury, contaminated property and other toxic tort claims, as well as lost or impaired natural resources. Certain environmental laws impose strict, and in certain circumstances joint and several, liability for certain kinds of matters, such that a person can be held liable without regard to fault for all of the costs of a matter regardless of legality at the time of conduct and even though others were also involved or responsible.

We have accrued, and expect to accrue, costs relating to the above matters that are reasonably expected to be incurred based on available information. However, it is possible that actual costs may differ, perhaps significantly, from the amounts expected or accrued. Similarly, the timing of those expenditures may occur faster than anticipated. These differences could adversely affect our financial position, results of operations and cash flows.

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

Because of the heavy industrial activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by national, state and local agencies responsible for employee health and safety, which has from time to time levied fines against us for certain isolated incidents. While such fines have not been material and we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee death or injury that may occur in the future, and any such incidents may materially adversely affect our reputation.

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

Risks Related to Our Industry

Our financial results could be adversely affected by the volatility in aluminium prices.

The overall price of primary aluminium consists of several components: (1) the underlying base metal component, which is typically based on quoted prices from the London Metal Exchange (“LME”); (2) the regional premium, which represents an incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States or the Rotterdam premium for metal sold in Europe); and (3) the product premium, which represents a separate incremental price for receiving physical metal in a particular shape (e.g., billet, slab, rod, etc.), alloy, or purity. Each of these three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, including the global supply and demand of aluminium. Regional premiums tend to vary based on the supply and demand for metal in a particular region, changes in tariffs and associated warehousing and transportation costs. Product premiums generally are a function of supply and demand as well as production and raw material costs for a given primary aluminium shape and alloy combination in a particular region.

Speculative trading in aluminium has increased in recent years, contributing to higher levels of price volatility. In 2017, the LME cash price of aluminium reached a high of $2,246 per metric ton and a low of $1,701 per metric ton. In 2016, the LME cash price of aluminium reached a high of $1,777 per metric ton and a low of $1,453 per metric ton, compared to a high of $1,919 and a low of $1,424 per metric ton in 2015. During 2014, regional premiums reached levels substantially higher than historical averages, whereas in 2015, such premiums experienced significant decreases in all regions, reverting to levels that are closer to historical averages. The Rotterdam regional premium increased to 26% of the LME base price in December 2014 and the Midwest regional premium increased to 27% of the LME base price. In December 2017, regional premiums represented 8% of the LME base price for the Rotterdam regional premium and 10% of the LME base price for the U.S. Midwest regional premium. Sustained high aluminium prices, increases in aluminium prices, the inability to meaningfully hedge our exposure to aluminium prices, or the inability to pass through any fluctuation in regional premiums or product premiums to our customers, could have a material adverse effect on our business, financial condition, and results of operations and cash flow.

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

Environmental and other regulations may also increase our costs and may be passed on to our customers, and may restrict the use of chemicals needed to produce aluminium products. These regulations may make our products less competitive as compared to materials that are subject to fewer regulations. Certain existing regulations may make our products more attractive than competing products, including the Corporate Average Fuel Economy (“CAFE”) standards that require material improvements in the automotive and light truck miles per gallon by 2025 in the U.S. We believe such standards have increased demand for lighter materials used in the vehicle’s body in North America. Any deregulation or relaxation of the CAFE or other fuel economy or emissions standards, which was signaled by the new Trump Administration, could reduce or delay the need for lighter materials among our customers. Any reduction in the competitiveness of our products relative to alternative materials could adversely affect our financial position, results of operations and cash flows.

Customers in our end-markets, including the can, packaging, aerospace and automotive sectors, use and continue to evaluate the further use of alternative materials to aluminium in order to reduce the weight and increase the efficiency of their products. Although trends in “light-weighting” have generally increased use of aluminium and substitution of aluminium for other materials, the willingness of customers to accept substitutions for aluminium, or the ability of large customers to exert leverage in the market to reduce the pricing for fabricated aluminium products, could adversely affect the demand for our products, and thus materially adversely affect our financial position, results of operations and cash flows.

If we are unable to substantially pass on to our customers the cost of price increases of our raw materials, including aluminium, our profitability could be adversely affected.

Prices for the raw materials we require are subject to continuous volatility and may increase from time to time. Although our sales are generally made on a “margin over metal price” basis, if prices increase, we may not be able to pass on the entire cost of the increases to our customers. There could also be a time lag between when changes in prices under our purchase contracts are effective and the point when we can implement corresponding changes under our sales contracts with our customers. As a result, we are exposed to fluctuations in raw materials prices, including metal, since during this time lag we may have to temporarily bear the additional cost of the price change under our purchase contracts. Further, although most of our contracts allow us to substantially pass through metal prices to our customers, we have certain contracts that are based on fixed metal pricing, where pass through is not available. Similarly, in certain contracts we have ineffective pass through mechanisms related to regional premium fluctuation. A related risk is that a sustained significant increase in raw materials prices may cause some of our customers to substitute our products with other materials. We attempt to mitigate these risks, including through hedging, but we may not be able to successfully reduce or eliminate any resulting impact, which could have a material adverse effect on our financial results.

Significant regulatory developments stemming from the current U.S. administration could have an adverse effect on us.

Changes or uncertainties in U.S. political and regulatory conditions or laws and policies governing foreign trade, manufacturing, and development and investment in resulting from the current U.S. administration, could adversely affect our business and financial statements. For example, the current U.S. administration has called for substantial changes to trade agreements, such as the North American Free Trade Agreement. If the United States takes action to withdraw from or materially modify certain international trade agreements, or to change regulations with respect to trade, or impose restrictions, quotas or tariffs, such actions could adversely affect our business, financial condition and results of operations.

In April 2017, the current U.S. administration directed a national security investigation under Section 232 of the Trade Expansion Act of 1962, with respect to steel and aluminium imports for the potential imposition of tariffs on foreign imports of these raw materials. On March 8, 2018, the current U.S. administration authorized the imposition of tariffs on steel and aluminium imports into the United States. The imposition of tariffs on the entry or re-entry of aluminium into the United States from foreign locations could adversely affect customer demand for our products, our relationships and agreements with customers. In addition, the imposition of tariffs by the United States may result in retaliatory tariffs or other adverse actions toward the United States by our customers in those countries, any of which could in turn adversely affect our business. Any of these factors could increase our operating costs and make it more difficult for us to compete in the United States and overseas markets, and our business, financial condition and results of operations could be adversely affected.

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

Adverse changes in currency exchange rates could adversely affect our financial results.

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

The cyclical and seasonal nature of the metals industry and our end-use markets and our customers’ industries could adversely affect our financial condition and results of operations.

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

Customer demand in the aluminium industry is also affected by holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, the lowest volumes typically occurring in August and December and highest volumes occurring in January to June. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the beverage can industry is strongest in the spring and summer season, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. Therefore, our quarterly financial results could fluctuate as a result of climatic or other seasonal changes, and a prolonged period of unusually cool summers in different regions in which we conduct our business could have a negative effect on our financial position, results of operations and cash flows.

A sustained regional or global economic downturn could adversely affect our business, financial condition and results of operations.

Economic downturns in regional and global economies, including in Europe and North America, or a prolonged recession in our principal industry segments, have had a negative impact on our operations in the past by reducing overall demand of our products, and could have a negative impact on our future financial condition or results of operations. During periods of sustained economic downturn or significant supply/demand imbalances impacting our automotive, aerospace or beverage can businesses, our sales may be negatively impacted as our customers and consumers shift their purchases in response to such downturns. Our diversified customer base and product applications may help mitigate the effects of economic fluctuations, however, many of our customers and suppliers are reliant on liquidity from global credit markets and, in some cases, require external financing to purchase products or finance operations. Lack of liquidity or inability to access the credit markets by our customers could adversely affect our ability to collect the outstanding amounts due to us. Although we continue to seek to diversify our business on a geographic and end-market basis, the occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

Ongoing uncertainty in or deterioration of the global economy due to political, regulatory or other developments may adversely affect our operating results.

Our headquarters are in the European Union, and we maintain a significant presence in various European markets and the United States through our operating subsidiaries, including significant sales to customers in both Europe and the United States. If political and regulatory conditions in Europe, the United States or other key markets, remain uncertain or deteriorate, our customers may respond by suspending, delaying or reducing their capital expenditures, which may adversely affect our sales, cash flows and results of operations. For example, in June 2016, the United Kingdom held a non-binding advisory referendum in which voters voted for the United Kingdom to exit the European Union (“Brexit”). The final agreement with respect to Brexit remains under review by the parties involved. Political or geographical events, such as Brexit, or diplomatic tensions could result in changes in trade policy, taxes, market volatility or currency exchange rate fluctuations, and resulting uncertainty in the economy and markets could cause our customers and potential customers to delay or reduce spending on our products or services. Any of these effects, could adversely affect our business, results of operations and financial condition.

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

Customers purchasing our products, such as those in the cyclical aerospace industry, generally require significant lead time in the production of their own products. Therefore, demand for our products may increase prior to demand for our customers’ products. Conversely, demand for our products may decrease as our customers anticipate a downturn in their respective businesses. As demand for our customers’ products begins to soften, our customers could meet the reduced demand for their products using their existing inventory without replenishing the inventory, which would result in a reduction in demand for our products greater than the reduction in demand for their products. Further, the reduction in demand for our products can be exacerbated if inventory levels held by our customers exceed normal levels and our customers can utilize existing inventory for their own production requirements. This amplified reduction in demand for our products while our customers consume their inventory to meet their business needs may adversely affect our financial position, results of operations and cash flows.

A higher consumer focus on obesity and other health concerns may lead to a tax upon and/or otherwise reduce customer demand in our can end-market, which could reduce demand for our products and adversely affect our financial condition and results of operations.

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

Global climate change associated with increased levels of greenhouse gases, including carbon dioxide, has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Measures to reduce carbon dioxide and other greenhouse gas emissions that directly or indirectly affect us or our suppliers have been implemented and more such measures are being developed or may be developed in the future. Substantial quantities of greenhouse gases are released as a consequence of our operations. Compliance with regulations governing such emissions tend to become more stringent over time and could lead to a need for us to further reduce such greenhouse gas emissions, to purchase rights to emit from third parties, or to make other changes to our business, all of which could result in significant additional costs or could reduce demand for our products. In addition, we are a significant purchaser of energy. Existing and future regulations relating to the emission of carbon dioxide by our energy suppliers could result in materially increased energy costs for our operations, and we may be unable to pass along these increased energy costs to our customers, which could have a material adverse effect on our business, financial condition and results of operations. For example, the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change resulted in an agreement (the “Paris Agreement”), that calls for the parties to undertake “ambitious efforts” to limit the average global temperature and to conserve and enhance sinks and reservoirs of greenhouse gases and establishes a framework for the parties to cooperate and report actions to reduce greenhouse gas emissions. Implementation of the Paris Agreement, whether through a revised European emissions trading system or other measures, could have a material adverse effect on our business, financial condition and results of operations.

Our fabrication process is subject to regulations that may hinder our ability to manufacture our products. Some of the chemicals we use in our fabrication processes are subject to government regulation, such as REACH (“Registration, Evaluation, Authorisation and Restriction of Chemicals”) in the EU. Under REACH, we are required to register some of our products with the European Chemicals Agency, and compliance with the registration process or obtaining necessary approvals could impose significant costs on our facilities or delay our introduction of new products. We may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance, and we may lose customers or revenue as a result. Additionally, if we fail to comply with these or similar laws and regulations, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance. To the extent that other nations in which we operate also require chemical registration, potential delays similar to those in Europe may delay our entry into these markets. Any failure to obtain or delay in obtaining regulatory approvals for chemical products used in our facilities could have a material adverse effect on our business, financial condition and results of operations.

Market-driven balancing of global aluminium supply and demand may be disrupted by non-market forces or other impediments to production closures.

In response to market-driven factors relating to the global supply and demand of aluminium and alumina, certain producers in the aluminium market have curtailed or closed portions of their production capacity. Certain other industry producers have independently undertaken to reduce production as well. Reductions in production may be delayed or impaired by the terms of long-term contracts to buy power or raw materials. The existence of non-market forces on global aluminium industry capacity, such as political pressures in certain countries to keep jobs or to maintain or further develop industry self-sufficiency, may prevent or delay the closure or curtailment of certain producers’ smelters, irrespective of their position on the industry cost curve. The impact of such non-market forces on the industry as a whole might adversely affect the company and its results of operations.

Risks Related to Our Indebtedness and Financial Reporting

Our level of indebtedness could limit cash flow available for our operations and capital expenditures and could adversely affect our ability to service our debt or obtain additional financing, if necessary.

We have now and will continue to have a significant amount of indebtedness. As of December 31, 2017, we had total indebtedness of €2,127 million (of which €2,062 million consisted of the principal amount of the Notes, net of €36 million of issuance costs, and €65 million of the principal amount of borrowings under the Pan-U.S. ABL Facility, as defined below). Further, we have substantial pension and other post-employment benefit obligations, resulting in net liabilities of €664 million as of December 31, 2017.

Our level of indebtedness could adversely affect our operations. Among other things, our substantial indebtedness could:

•	limit our ability to obtain additional financing for working capital, capital expenditures, research and development efforts, acquisitions and general corporate purposes;

•	make it more difficult for us to satisfy leverage and fixed charge coverage ratios required for us to incur additional indebtedness under our existing indebtedness;

•	make it more difficult for us to satisfy our financial obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	restrict us from making strategic acquisitions, introducing new technologies and exploiting business opportunities;

•	adversely affect the terms under which suppliers provide goods and services to us;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we compete; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, if we are unable to meet our debt service obligations and pay our expenses, we may be forced to reduce or delay business activities and capital expenditures, sell assets, obtain additional debt or equity capital, restructure or refinance all or a portion of our debt before maturity or take other measures. Such measures may materially adversely affect our business. If these alternative measures are unsuccessful, we could default on our obligations, which could result in the acceleration of our outstanding debt obligations and could have a material adverse effect on our business, results of operations and financial condition.

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

The agreements governing our existing indebtedness contains, and the agreements governing any future indebtedness we may incur would likely contain, a number of financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. These include, without limitation, restrictions on our ability to, among other things: (i) incur or guarantee additional debt; (ii) pay dividends and make other restricted payments and investments; (iii) create or incur certain liens; (iv) make certain loans, acquisitions or investments; (v) engage in sales of assets and subsidiary stock; (vi) enter into transactions with affiliates; (vii) transfer all or substantially all of our assets or enter into merger or consolidation transactions; and (viii) enter into sale and lease-back transactions.

In addition, the Pan-U.S. ABL Facility for our Ravenswood and Muscle Shoals sites provides that at any time during which borrowing availability thereunder is below 10% of the aggregate commitments under the Pan-U.S. ABL Facility, we will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 and a minimum Borrower EBITDA Contribution of 25%, in each case calculated on a trailing twelve-month basis. “Borrower EBITDA Contribution” means, for any period, the ratio of (x) the combined EBITDA of the borrowers under the Pan-U.S. ABL Facility and their subsidiaries for such period, to (y) the consolidated EBITDA of the Company and its subsidiaries for such period.

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

While the terms of our other existing financing arrangements do not require us to maintain a specific credit rating, the commitments of Hitachi Capital America Corp. and Intesa Sanpaolo S.p.A., New York Branch (the “Wise Factoring Purchasers”), under the Wise Factoring Facility (as defined herein) are conditioned on, among other things, (i) Constellium’s corporate credit rating not having been withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s, and (ii) there not having occurred a material adverse change in the business condition, operations, or performance of Wise Alloys Funding II LLC, since renamed Constellium Muscle Shoals Funding II LLC, (the “New Wise RPA”), Wise Alloys LLC, since renamed Constellium Muscle Shoals LLC, (“Wise Alloys”), or Constellium Holdco II B.V (“Holdco II”). See “Item 10. Additional Information—C. Material Contracts—Wise Factoring Facilities.” If Constellium’s corporate credit rating is withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s, or a material adverse change occurs in the business condition, operations or performance of the New Wise RPA Seller, Wise Alloys, or Holdco II, a condition precedent to the obligation of the Wise Factoring Purchasers under the Wise Factoring Facility to purchase receivables from the New Wise RPA Seller will not be satisfied, and all purchases under the Wise Factoring Facility will become uncommitted. If the Wise Factoring Facility is not extended, refinanced or replaced, Wise’s cash collections from customers will be on longer terms than currently funded through the Wise Factoring Facility. As a result, the Company’s liquidity could meaningfully decrease, causing the Company to have insufficient liquidity to operate its business and service its indebtedness, unless another source of liquidity is identified.

A deterioration of our financial position or a downgrade of our credit ratings for any reason could also increase our borrowing costs and have an adverse effect on our business relationships with customers, suppliers and hedging counterparties. As discussed above, we enter into various forms of hedging arrangements against currency, interest rate or metal price fluctuations and trade metal contracts on the LME. Financial strength and credit ratings are important to the availability and pricing of these hedging and trading activities. As a result, any downgrade of our credit ratings may make it more costly for us to engage in these activities, and changes to our level of indebtedness may make it more difficult or costly for us to engage in hedging and trading activities in the future.

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

Our historical financial information presented in this report may not be representative of future results, our relatively short history operating as a standalone company may pose some challenges and we have incurred and will continue to incur increased costs and demands upon resources as a result of being a public company.

Due to inherent uncertainties of our business, the historical financial information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future as past performance is not necessarily an indicator of future performance. In addition, we have a relatively short history operating as a standalone company which may pose some operational challenges to our management. We incur significant legal, accounting and other expenses as a public company, including costs resulting from public company reporting obligations under the Exchange Act and regulations regarding internal control over financial reporting, as well as compliance with NYSE requirements. Our management is required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We evaluate and monitor developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs as rules and regulations change. Our reporting and other compliance obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future which may divert management’s attention from running our core business or otherwise materially adversely affect our operating results.

If we do not adequately maintain and continue to evolve our financial reporting and internal controls (which could result in higher operating costs), we may be unable to accurately report our financial results or prevent fraud.

We will need to continue to improve existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures and controls, or the obsolescence of existing financial control systems, could harm our ability to accurately forecast sales demand and record and report financial and management information on a timely and accurate basis.

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

Risks Related to Our Corporate Structure and Ownership of our Ordinary Shares

We are a foreign private issuer under the U.S. securities laws and within the meaning of the New York Stock Exchange (“NYSE”) rules. As a result, we qualify for and rely on exemptions from certain corporate governance requirements and may rely on other exemptions available to us in the future.

As a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE, including the NYSE requirements that (i) a majority of the board of directors consists of independent directors; (ii) the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Foreign private issuers are also exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to file quarterly reports on Form 10-Q, to distribute a proxy statement pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the solicitation of proxies for shareholder meetings, and Section 16 filings.

We rely on the exemptions for foreign private issuers and follow Dutch corporate governance practices in lieu of some of the NYSE corporate governance rules specified above. We currently rely on exemptions from the requirements set out in (i), (ii) and (iii) above, but in the future, we may change what home country corporate governance practices we follow, and, accordingly, which exemptions we rely on from the NYSE requirements. So long as we qualify as a foreign private issuer, you may not have the same protections applicable to companies that are subject to all of the NYSE corporate governance requirements.

If we were to lose our status as a foreign private issuer or otherwise not be considered a foreign private issuer, the regulatory and compliance costs to the Company could be significantly more than the costs we occur as a foreign private issuer. We would be required to file periodic reports, including audited financial statements, and registration statements on U.S. domestic issuer forms with the SEC, including proxy statements pursuant to Section 14 of the Exchange Act. These SEC disclosure requirements are more detailed and extensive than the forms available to a foreign private issuer. Furthermore, if we were not a foreign private issuer, we would be required to meet such filing requirements on a more abbreviated timetable than is applicable to our current filings with the SEC. In addition, our directors, executive officers and 10% owners would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act. We could also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. In addition, we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements that are available to foreign private issuers. In particular, within six months of losing our foreign private issuer status we would be required to have a majority of independent directors and a nominating/corporate governance committee and a compensation committee comprised entirely of independent directors, unless other exemptions are available under the NYSE rules. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to meet the continuing listing requirements to maintain the listing of our ordinary shares on the NYSE, our ordinary shares could be delisted by the NYSE prior to any voluntary delisting.

Our ordinary shares are currently listed on the NYSE under the symbol “CSTM” (we voluntarily delisted our ordinary shares from Euronext Paris on February 2, 2018). We must meet continuing listing requirements to maintain the listing of our ordinary shares on the NYSE. If we fail to meet certain listing standards on the NYSE, our ordinary shares may be subject to delisting after the expiration of the period of time, if any, that we are allowed for regaining compliance. We may also voluntarily delist our ordinary shares from the NYSE under certain circumstances. There can be no assurance that our ordinary shares will remain listed on the NYSE. Any delisting of our ordinary shares could adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares and the market price and liquidity of such ordinary shares.

We do not comply with all the provisions of the Dutch Corporate Governance Code, which could affect your rights as a shareholder.

We are subject to the Dutch Corporate Governance Code, which applies to all Dutch companies listed on a regulated market, whether in the Netherlands or elsewhere, including the NYSE. The Dutch Corporate Governance Code contains principles and best practice provisions for boards of directors, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The Dutch Corporate Governance Code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the Dutch Corporate Governance Code and, if they do not comply with those provisions, to give the reasons for such noncompliance. The principles and best practice provisions apply to the board (relating to, among other matters, the board’s role and composition, conflicts of interest and independence requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and obligations of a company to provide information to its shareholders), and financial reporting (such as external auditor and internal audit requirements). We have decided not to comply with a number of the provisions of the Dutch Corporate Governance Code because such provisions conflict, in whole or in part, with the corporate governance rules of the NYSE and U.S. securities laws that apply to our company whose ordinary shares are traded on the NYSE, or because such provisions do not reflect best practices of global companies listed on the NYSE. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the Dutch Corporate Governance Code. See “Item 16G. Corporate Governance—Dutch Corporate Governance Code.”

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

Prior to the completion of our IPO in May 2013, we amended our memorandum and articles of association (the “Amended and Restated Articles of Association”) to provide authorization to issue up to 400,000,000 Class A ordinary shares. Since August 18, 2015, the date of our effective Amended and Restated Articles of Association, our authorized capital amounts to €8,000,000 and consists of 400,000,000 Class A ordinary shares. On November 3, 2017, we sold 28,750,000 Class A ordinary shares in an underwritten public offering pursuant to an Underwriting Agreement (the “Underwriting Agreement”), dated as of October 31, 2017, by and among the Company, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as representatives of the underwriters named therein. A total of 134,510,623 Class A ordinary shares are outstanding as of December 31, 2017.

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

Although shareholders have the right to approve legal mergers or demergers, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a domestic legal merger or demerger of a company. In addition, if a third party is liable to a Dutch company, under Dutch law shareholders generally do not have the right to bring an action on behalf of the company or to bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their stock. Only in the event that the cause of liability of such third party to the company also constitutes a tortious act directly against such shareholder and the damages sustained are permanent, may that shareholder have an individual right of action against such third party on its own behalf to recover damages. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective, as stated in its articles of association, is to protect the rights of persons having similar interests, may institute a collective action. The collective action cannot result in an order for payment of monetary damages but may result in a declaratory judgment (verklaring voor recht), for example, declaring that a party has acted wrongfully or has breached a fiduciary duty. The foundation or association and the defendant are permitted to reach (often on the basis of such declaratory judgment) a settlement that provides for monetary compensation for damages. A designated Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party, within the period set by the court, may also individually institute a civil claim for damages if such injured party is not bound by a collective agreement.

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

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We may have limited research coverage by securities and industry analysts. If no significant securities or industry analysts cover our company, the trading price for our shares could be adversely affected. In the event that one or more of the analysts who cover us downgrade our stock, our share price could decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our shares could decrease, which could cause our stock price or trading volume to decline.

Our plan to convert the Company into a Societas Europaea and transfer our corporate seat from the Netherlands to France is subject to various risks and uncertainties, including shareholder approval, and may not be completed in accordance with the expected plans or at all.

We announced in July 2017 that we intend to move our corporate seat to France and close our Amsterdam office (the “Corporate Seat Transfer”). The Corporate Seat Transfer is intended to enable us to reorganize in a manner that would, among other things, reduce costs and simplify our corporate structure. See “Item 4. Information on the Company—B. Business Overview—Recent Developments—Plan to Transfer Corporate Seat to France.”

The Corporate Seat Transfer is subject to shareholder approval. Pursuant to governing law, two separate shareholder approvals are required for the conversion from its present form, a Dutch public company or Naamloze Vennootschap (“NV”), into a European public company (Societas Europaea or “SE”) and for the Corporate Seat Transfer. We are required to obtain shareholder approval for, first, the conversion into an SE and, second, the transfer of the corporate seat to France. The holding of the first shareholder meeting can only take place at the end of the negotiations with the employee representative body known as the Special Negotiation Body (the “SNB”), with which we are negotiating the involvement of our European employees within the proposed SE corporate form, the duration and results of which are not entirely within our control. If we do not obtain both of the required shareholder approvals we will not be able to consummate the Corporate Seat Transfer or realize the anticipated benefits.

We are continuing to evaluate the requirements for effectuating such conversion and transfer, and it is possible that adverse impacts of such requirements on our Company or failure to obtain required approvals could delay or prevent the completion of such plans or could cause us to materially modify or abandon such plans. If the Corporate Seat Transfer is not approved or successfully completed, we will continue to be governed by Dutch law.

We may not achieve the anticipated benefits from the Corporate Seat Transfer.

If approved by our shareholders and implemented by management, the Corporate Seat Transfer may not result in the expected benefits. A variety of factors, some of which are outside the control of the Company, could result in the actual benefits that we realize from the Corporate Seat Transfer to be materially different from those we currently expect. Any failure or delay in the implementation of the Corporate Seat Transfer may reduce the expected benefits from such transaction, which could have an adverse effect on our results of operations. In such event, we may not be able to reduce our corporate cost structure and benefit from additional potential tax savings to the extent we expect would be possible as a public limited liability company governed by the laws of France.

If the Corporate Seat Transfer is completed, we may be exposed to the risk of future adverse changes in French law which may have an adverse effect on our results of operations.

If the Corporate Seat Transfer is approved and completed, we will be a public limited liability company registered under and governed by the laws of France and our revised articles of association will be amended to conform to French corporate law. As a result, the Company would be subject to the risk of future changes in French law (including French corporate and tax law), which could have adverse effects on our results of operations.

The rights of shareholders after the Corporate Seat Transfer, if approved and completed, will not be the same as the rights of the shareholders at present.

We are currently subject to Dutch statutory rules governing public limited liability companies. If the Corporate Seat Transfer is approved and completed, we will be a public limited liability company registered under the laws of France and the rights of holders of our securities will be governed by French corporate law and our revised articles of association, as amended to conform to French corporate law. Due to differences between Dutch and French law, and differences between our constituent documents before and after implementing the Corporate Seat Transfer, your rights as a shareholder would change and may be limited if the Corporate Seat Transfer is approved and completed.

Risks Related to Taxation

Increases or decreases in income tax rates, changes in income tax laws, additional income tax liabilities due to unfavorable resolution of tax audits and challenges to our tax position could have a material adverse impact on our financial results.

We operate in multiple tax jurisdictions and believe that we file our tax returns in compliance with the tax laws and regulations of these jurisdictions. Various factors determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws and regulations in any given jurisdiction or global- and EU-based initiatives such as the Action Plan on Base Erosion and Profit Shifting (“BEPS”) of the Organization for Economic Co-operation and Development (the “OECD”) and the EU Anti-Tax Avoidance Directive (EU/2016/1164 as amended by EU/2017/952) which aim among other things to address tax avoidance by multinational companies, changes in geographical allocation of income and expense, our ability to use net operating loss and other tax attributes, and our evaluation of our deferred tax assets that requires significant judgment. The current incorporation into domestic tax law of the OECD principles related to BEPS included in the final reports released by the OECD as well as the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS signed in Paris on June 7, 2017 could increase administrative efforts within the Company and impact existing structures. Furthermore, the European Commission published a corporate reform package proposal on October 25, 2016 including three new proposals that aim at (i) re-launching the Common Consolidated Corporate Tax Base (“CCCTB”) which is a single set of rules to compute companies’ taxable profits in the EU, (ii) avoiding loopholes associated with profit-shifting for tax between EU countries and non-EU countries, and (iii) providing new dispute resolution rules to relieve problems with double taxation for businesses. Changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.

In addition, due to the size and nature of our business, we are subject to ongoing reviews by taxing authorities on various tax matters, including challenges to positions we assert on our income tax and withholding tax returns. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws and regulations, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities and courts view certain issues. Such amounts are included in income taxes payable, other non-current liabilities or deferred income tax liabilities, as appropriate, and updated over time as more information becomes available or on the basis of the lapse of the statute of limitation. We record additional tax expense or reduce tax expenses in the period in which we determine that the recorded tax liability is less than or in excess of the ultimate assessment we expect. We are currently subject to audit and review in a number of jurisdictions in which we operate, and further audits may commence in the future.

The Company is incorporated under the laws of the Netherlands and on this basis is subject to Dutch tax laws as a Dutch resident taxpayer. In July 2017, we announced the Corporate Seat Transfer. In anticipation of the envisaged Corporate Seat Transfer, the Company is in the process of executing certain restructuring steps including amongst others the establishment of a French branch which is engaged in holding activities. We believe that, until completion of the Corporate Seat Transfer, because of the manner in which we conduct our business, the Company remains resident only in the Netherlands and has a French branch, which is subject to French taxes for the operations attributable to this branch. The Company will in principle have to continue filing on an annual basis a Dutch corporate income tax return following the Corporate Seat Transfer. As we anticipate that the Company will not have a permanent establishment in the Netherlands following the Corporate Seat Transfer and as we anticipate that the double tax treaty between the Netherlands and France will on that basis allocate taxation rights with respect to any income of the Company to France, this could possibly be a nil return. We have approached the tax authorities in the Netherlands (“Dutch Revenue”) to apply for a tax ruling confirming that for book years starting after the Corporate Seat Transfer this filing requirement will stop. The Company also believes that the Corporate Seat Transfer does not trigger a Dutch corporate income tax cost as the Company may not have assets and/or liabilities that include hidden taxable reserves and/or goodwill and the

Company has tax losses which could off-set corporate income tax due, if any. Following the transfer of its corporate seat to France, if effectuated, the Company will become subject to the laws of France. See “Item 4. Information on the Company—B. Business Overview—Recent Developments—Plan to Transfer Corporate Seat to France” and the risk factors below for a discussion of the Corporate Seat Transfer and the risks related thereto.

However, if our tax position were successfully challenged by applicable tax authorities, or if there were changes in the tax laws, tax treaties, or the interpretation or application thereof (which could in certain circumstances have retroactive effect) or in the manner in which we conduct our business, this could materially adversely affect our financial position.

We may not be able to make use of the remittance reduction with retroactive effect.

Currently, for Dutch dividend withholding tax purposes, we may be able to use the remittance reduction with respect to dividends received by Holdco II from our qualifying foreign subsidiaries. However, on the basis of a conclusion of the Advocate General to the Court of Justice of the European Union (CJEU), the Dutch Cabinet has announced emergency remedial measures in the event the CJEU were to follow this conclusion about the ‘per element’ approach, which may also have an impact on the remittance reduction. The emergency remedial measures mean that, with retroactive effect to 11:00 a.m. on October 25, 2017, some Dutch corporate income tax and dividend withholding tax rules, such as the remittance reduction, will also have to be applied in domestic relationships as if there is no fiscal unity. At present, there is still uncertainty about how the remedial measures will exactly be implemented and when. However, there is a risk that we can no longer make use of the remittance reduction with retroactive effect to 11:00 a.m. on October 25, 2017 in relation to dividends that are received by Holdco II from our qualifying foreign subsidiaries.

We may have to withhold Dutch withholding taxes on interest payments starting in 2019.

The new Dutch government has—as part of a coalition agreement published on October 10, 2017—announced that it may start levying withholding taxes on interest payments to “low tax jurisdictions.” At this stage no legislative proposal has been published yet. The Annex to the published coalition agreement suggests that such withholding taxes on interest may at the earliest be levied as from 2023.

If we pay dividends after the Corporate Seat Transfer, we may need to withhold Dutch dividend withholding tax on any dividends payable to Dutch resident holders of our ordinary shares, non-Dutch resident holders of ordinary shares with a taxable presence in the Netherlands and holders of our shares from which the identity cannot be assessed upon a payment of a dividend.

After the Corporate Seat Transfer, if effectuated, our dividends paid on our ordinary shares generally should be subject to French dividend withholding tax and not to Dutch dividend withholding tax on the basis of the double tax treaty between the Netherlands and France. However, Dutch dividend withholding tax may be required to be withheld from any such dividends paid, if and when paid to Dutch resident holders of our ordinary shares (and non-Dutch resident holders of our ordinary shares that have a permanent establishment in the Netherlands to which the ordinary shares are attributable). We have approached Dutch Revenue to apply for a tax ruling confirming that no withholding of any Dutch dividend tax is applicable to any dividends paid by us after the Corporate Seat Transfer. Should we not obtain the tax ruling from Dutch Revenue, we will be required to identify our shareholders in order to assess whether there are Dutch resident holders of our ordinary shares or non-Dutch resident holders of our ordinary shares with a permanent establishment in the Netherlands to which the ordinary shares are attributable in respect of which Dutch dividend tax has to be withheld on dividends paid after the Corporate Seat Transfer. Such identification may not always be possible in practice. If the identity of our shareholders cannot be assessed upon a payment of dividend after the Corporate Seat Transfer, withholding of both French and Dutch dividend withholding tax from such dividend may occur. This could adversely affect the value of our ordinary shares.

We may have to pay Dutch dividend withholding tax and Dutch corporate income tax upon the conversion of the Company from an NV into an SE.

As part of the Corporate Seat Transfer, the Company will be converted from an NV into an SE. Dutch dividend withholding tax may be required to be paid upon the conversion in case such conversion should be considered a deemed liquidation for Dutch dividend withholding tax purposes. Similarly, if the conversion would be considered a deemed liquidation, income may be recognized that could trigger a Dutch corporate income tax costs. We believe Dutch Revenue should—also taking into account statements made during the legislative history—not have compelling reasons to apply the deemed liquidation rule in our case as the envisaged conversion is based on the EU Council Regulation on the Statute for an European Company rather than on the Dutch Civil Code. Should the conversion nevertheless be considered a deemed liquidation, we or our shareholders may be faced with Dutch dividend withholding tax for the balance between the fair market value of our ordinary shares and the amount of the fiscally recognized paid-up share capital on such ordinary shares. As mentioned, if the conversion nevertheless would be considered a deemed liquidation, income may be recognized. The Company believes that such income should not trigger a Dutch corporate income tax cost as the Company may not have assets and/or liabilities that include hidden taxable reserves and/or goodwill and the Company has tax losses which could off-set corporate income tax due, if any. We have approached Dutch Revenue to apply for a tax ruling confirming that no Dutch dividend withholding tax or Dutch corporate income tax is triggered upon the conversion.

After the Corporate Seat Transfer, dividends paid on our ordinary shares will be subject to French withholding tax on dividends.

Under French law, dividends paid by a French corporation, as the Company would be after the completion of the Corporate Seat Transfer, to non-residents of France are generally subject to French withholding tax at a rate of (i) 12.8% for payments to individuals, (ii) 15% for payments to not-for-profit organizations whose head office is located in a member State of the European Union or in another State party to the European Economic Area Agreement which has entered into a convention on administrative assistance with France to fight tax evasion and fraud, and (iii) 30% until December 31, 2019, 28% as from January 1, 2020, 26.5% as from January 1, 2021, 25% as from January 1, 2022, for payments to legal persons or organizations other than those mentioned at (ii). The withholding tax rate is increased to 75% for dividends paid by a French corporation in a non-cooperative State or territory within the meaning of Article 238-0 A of the FTC.

Under the France-U.S. Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. holder who is a U.S. resident as defined pursuant to the provisions of the France-U.S. Treaty and whose ownership of the ordinary shares is not effectively connected with a permanent establishment or fixed base that such U.S. holder has in France, may be reduced to 15% (or 5% if such U.S. holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuing company).

The impact of recent U.S. Tax reform is uncertain.

New U.S. federal tax legislation (commonly referred to as “The Tax Cuts and Jobs Act”) was enacted in December 2017. This legislation made significant changes to the U.S. Internal Revenue Code, many of which are highly complex and may require interpretations and implementing regulations. As a result, we may incur meaningful expenses (including professional fees) as the new legislation is implemented. The expected impact of certain aspects of the legislation is unclear and subject to change.

French tax legislation may restrict the deductibility, for French tax purposes, of all or a portion of the interest on our indebtedness incurred in France, thus reducing the cash flow available to service our indebtedness.

Under Article 212 § II of the French Tax Code (code général des impôts) (the “FTC”), the deduction of interest paid on loans granted by a related party or on loans granted by a third party that are guaranteed by a related party (a “Third Party Assimilated to a Related Party”) may be subject to certain limitations pursuant to French thin-capitalization rules.

These thin-capitalization rules could apply at the level of the Issuer’s French subsidiaries for any amount of the proceeds of the Notes (as defined below) used by the Issuer to grant intragroup loans to such subsidiaries as well as, more generally, in respect of any loans contracted by the Issuer’s French subsidiaries from any related party or Third Party Assimilated to a Related Party. As from the effective date of the Corporate Seat Transfer, these rules would also apply in respect of any loans contracted by the Issuer from any related party or Third Party Assimilated to a Related Party.

It should also be noted that interest paid by an entity to its shareholders are only tax deductible up to the rate referred to in Article 39-1-3 of the FTC (i.e. the annual average of the average effective floating rates on bank loans to companies with an initial maturity exceeding two years) or, if higher, up to the rate that the borrowing entity could have obtained from independent financial credit institutions in similar circumstances. These rules could apply (i) at the level of the Issuer’s French subsidiaries for any intragroup loans granted to such subsidiaries from any related party and (ii) to the Issuer as from the effective date of the Corporate Seat Transfer.

In addition, Article 209 § IX of the FTC provides for a limitation of tax deductibility of financial expenses incurred in relation to the acquisition of shares that benefit from the participation-exemption regime, provided at Article 219 I a quinquies of the FTC, by a French company if the company is not able to demonstrate, under conditions further specified at Article 209 § IX, that (i) the decisions relating to such acquired shares are actually taken by the company having acquired them and (ii) where control or influence is exercised over the acquired company, such control or influence is exercised by the acquiring company.

Moreover, Article 212 bis of the FTC provides for a general limitation of deductibility of net financial charges, subject to certain exceptions. Adjusted net financial charges incurred by French companies that are subject to French corporate income tax and are not members of a consolidated French tax group are deductible from their taxable result only up to 75% of their amount, to the extent that such companies’ financial charges (net of financial income) are at least equal to €3.0 million in a given fiscal year. Under Article 223 B bis of the FTC, special computation rules apply to companies that belong to French tax consolidated groups. These rules which currently apply in respect of interest on loans borne by the Issuer’s French subsidiaries would become applicable to the Issuer as from the effective date of the Corporate Seat Transfer.

Pursuant to Article 212 I (b) of the FTC, if the lender is a related party to the borrower within the meaning of Article 39.12 of the FTC, the French borrower shall demonstrate, at the French tax authorities’ request, that the lender is, for the current fiscal year and with respect to the concerned interest, subject to income tax in an amount that is at least equal to 25% of the corporate income tax determined under standard French tax rules. Accordingly, our ability to deduct interest payments in respect of any loans contracted by the Issuer’s French subsidiaries, or the Issuer as from the effective date of the Corporate Seat Transfer, from any related party would also depend on the tax treatment of the interest payments at the level of the person to which they are made.

We expect the French restrictions on interest deduction to be amended at the latest by January 1, 2024 pursuant to the EU Anti-Tax Avoidance Directive EU/2016/1164 of 12 July 2016 (“ATAD Directive”) providing, among other things, for a limitation of deductibility of net interest expenses to an amount of 30% of the taxpayer’s earnings before interest, tax, depreciation and amortization excluding tax-exempt income (adjusted EBITDA), it being noted that net financial expenses may in any case be deductible up to a maximum amount of €3.0 million in a given fiscal year. The detailed implementation of such new rules in France remains largely unknown, including whether these rules will replace existing French limitation regimes or be added in full or in part to them.

Finally, on February 22, 2017, the Council of the European Union adopted the EU Directive EU/2017/952 of May 29, 2017, (“ATAD 2 Directive”), amending the ATAD Directive, which, inter alia, extends the scope of the ATAD Directive to hybrid mismatches involving third countries, which would be applicable as from January 1, 2020, except for certain of its provisions which would be applicable as from January 1, 2022.

The above-mentioned tax rules and the ATAD and ATAD 2 Directives (once implemented under French domestic law) may limit our ability to deduct interest accrued on our indebtedness incurred in France and may thus increase our tax burden, which could adversely affect our business, financial condition and results of operations, and reduce the cash flow available to service our indebtedness. Similarly, until the effective date of the Corporate Seat Transfer, the detailed Dutch rules limiting interest deductions and the ATAD and ATAD 2 Directives may limit our ability to deduct interest in the Netherlands and may thus decrease the amount of our Dutch tax losses and increase our tax burden.

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

If we were to be classified as a PFIC in any taxable year, U.S. Holders (as defined in “Item 10. Additional Information—E. Material U.S. Federal Income Tax Consequences”) generally would be subject to special tax rules that could result in materially adverse U.S. federal income tax consequences. Further, investors should assume that a “qualified electing fund” election, which, if made, could serve as an alternative to the general PFIC rules and could reduce any adverse consequences to U.S. Holders if we were to be classified as a PFIC, will not be available because we do not intend to provide U.S. Holders with the information needed to make such an election. A mark-to-market election may be available, however, if our ordinary shares are regularly traded. For more information, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Consequences” and consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, owning or disposing of our ordinary shares if we are or become classified as a PFIC.

Transactions in our ordinary shares could be subject to the European financial transaction tax, if adopted.

On February 14, 2013, the European Commission adopted a proposal for a directive on a common financial transaction tax (the “FTT”) to be implemented under the enhanced cooperation procedure by several Member States (Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia and Spain (the “Participating Member States”) and Estonia. However, Estonia has since stated that it will not participate.

The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in our ordinary shares (including secondary market transactions) in certain circumstances. The mechanism by which the tax would be applied and collected is not yet known, but if the proposed directive or any similar tax is adopted, transactions in our ordinary shares would be subject to higher costs, and the liquidity of the market for our ordinary shares may be diminished.

Under the 2013 proposals, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in our ordinary shares where at least one party is a financial institution, and at least one party is established in a Participating Member State. A financial institution may be, or be deemed to be, “established” in a Participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a Participating Member State, or (b) where the financial instrument which is subject to the dealings is issued in a Participating Member State.

However, the FTT proposal remains subject to negotiation between the Participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States such as for example the Netherlands may decide to participate and/or certain of the Participating Member States may decide to withdraw. Prospective holders of our ordinary shares are advised to seek their own professional advice in relation to the consequences of the FTT.

Item 4. Information on the Company

A.	History and Development of the Company

Constellium Holdco B.V. (formerly known as Omega Holdco B.V.) was incorporated as a Dutch private limited liability company on May 14, 2010. Constellium Holdco B.V. was formed to serve as the holding company for various entities comprising the EAP Business, which Constellium acquired from affiliates of Rio Tinto on January 4, 2011 (the “Acquisition”). On May 21, 2013, Constellium Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium N.V. Any references to Dutch law and the Amended and Restated Articles of Association are references to Dutch law and the articles of association of the Company, respectively, following the conversion. On May 29, 2013, we completed our initial public offering. The articles of association of the Company were last amended and restated on August 18, 2015. For information on our historical capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Cash Flows—Historical Capital Expenditures.” For information on our capital expenditures currently in process, see “—B. Business Overview—Our Operating Segments.” We expect to finance our capital expenditures currently in process with a combination of internal and external financing sources.

The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands, and our telephone number is +31 20 654 97 80. The address for our agent for service of process in the United States is Corporation Service Company, 80 State Street, Albany, New York 12207-2543, and its telephone number is (518) 433-4740.

B.	Business Overview

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. Our business model is to add value by converting aluminium into semi-fabricated products. We believe we are a supplier of choice to numerous blue-chip customers for many value-added products with performance-critical applications. Our product portfolio generally commands higher margins as compared to less differentiated, more commoditized fabricated aluminium products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

As of December 31, 2017, we operated 23 production facilities, including a facility operated by our joint venture with UACJ Corporation in Bowling Green, Kentucky, United States, and we had 10 administrative and commercial sites, two R&D centers and a university technology center in London, United Kingdom.

Additionally, we are building a new facility in San Luis Potosí, Mexico, in response to growing demand for automotive structures in North America. Our facilities are strategically located and allow us to serve our customers on a global basis. The Company had approximately 12,000 employees as of December 31, 2017. We believe our portfolio of flexible and integrated facilities is among the most technologically advanced in the industry and that the significant growth investments we have made now leave us well-positioned to capture expected demand growth in each of our end markets. It is our view that our established presence in North America, Europe and China combined with more than 50 years of manufacturing experience, quality and innovation, strategically position us to be a leading supplier to our global customer base.

We seek to sell to end-markets that have attractive characteristics for aluminium, including (i) stability through economic cycles as seen in our North American and European packaging businesses, (ii) rigorous and complex technical requirements as seen in global aerospace and automotive businesses, and (iii) favorable growth fundamentals supported by the vehicle lightweighting trend seen in global automotive business, as for electric vehicles.

We have invested capital in a number of attractive growth opportunities including: (i) Auto Body Sheet capabilities in Muscle Shoals, Alabama, our joint venture in Bowling Green, Kentucky, and in Neuf-Brisach, France, (ii) a pusher furnace in Ravenswood, West Virginia, (iii) Automotive Structures operations in Van Buren, Michigan, White, Georgia and San Luis Potosí, Mexico, (iv) two production lines for battery closure on electric vehicles in Gottmadingen, Germany, (v) doubling capabilities for advanced body structure in Dahenfeld, Germany, (vi) new cast houses and an additional extrusion line in Děčín, Czech Republic and (vii) a number of R&D, debottlenecking and other growth initiatives. While these investments have attractive return and growth profiles, many of them are still in the ramp-up phase and are not yet making significant contributions to our earnings.

Our unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our customer base includes market leading firms in packaging, aerospace, and automotive, such as AB InBev, Ball Corporation, Crown Holdings, Inc., Airbus, Boeing and several premium automotive OEMs, including BMW AG, Daimler AG and Ford Motor Company. Excluding Muscle Shoals, where the customer base has undergone a strategic shift since 2010, the length of our relationships with our most significant customers approximates on average 25 years, and in some cases reaches more than 40 years, particularly with our packaging and aerospace customers. Generally, we have three- to five-year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and three- to seven-year terms in our “life of a car platform/car model” contracts with our automotive customers. We believe that we are a crucial supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers. We believe that this integrated collaboration with our customers for high value-added products reduces substitution risk, supports our competitive position and creates high barriers to entry.

For the years ended December 31, 2017, 2016 and 2015, we shipped approximately 1,482 kt, 1,470kt and 1,478kt of finished products, generated revenues of €5,237 million, €4,743 million and €5,153 million, generated net loss of €31 million, net loss of €4 million, net loss of €552 million, and generated Adjusted EBITDA of €431 million, €377 million and €343 million, respectively. The financial performance for the year ended December 31, 2017 represented a 1% increase in shipments, a 10% increase in revenues, a €27 million increase in net loss and a 14% increase in Adjusted EBITDA from the prior year. Please see the reconciliation of Adjusted EBITDA in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Our business also features relatively countercyclical cash flows. During an economic downturn, lower demand causes our sales volumes to decrease, which results in a corresponding reduction in our working capital requirements and a positive impact on our operating cash flows. We believe that this helps to drive robust free cash flow through cycles and provides significant downside protection for our liquidity position in the event of a downturn.

Our objective is to expand our leading position as a supplier-of-choice of high value-added, technologically advanced products in which we believe that we have a competitive advantage through the following business strategies:

•	Focus on high-value added products in our core markets (automotive, aerospace and packaging).

•	Provide best-in-class quality products, joint product development projects, market leading supply chain integration, customer technical support and scrap and recycling solutions to facilitate long-term relationships with our customers.

•	Optimize margins and asset utilization through product portfolio management.

•	Execute on the business plans and harvest returns from recent investments.

•	Focus on strict cost control and continuous improvement.

•	Increase financial flexibility through earnings growth, strict cost control and working capital management.

Recent Developments

Sale of Sierre, Switzerland Plant’s Assets to Novelis

In February 2018, we entered into a binding agreement to sell the North Building Assets at our plant in Sierre, Switzerland to, and to contribute to the plant’s infrastructure on a 50-50 basis in a joint venture with, Novelis Inc., which has leased and operated the facility since 2005. We will continue to own and operate our cast houses, plate and extrusion manufacturing plants and other manufacturing assets at Sierre. As part of the transaction, we have agreed to enter into certain long-term production and metal supply agreements with Novelis. The total agreed purchase price for the transaction is €200 million and it is expected to close in the second quarter of 2018, subject to customary closing conditions. Constellium and Novelis have agreed to suspend the arbitration proceedings on the Sierre facility dispute until closing of the transaction.

Plan to Transfer Corporate Seat to France

In line with our initiatives to reduce costs and simplify our corporate structure, we announced the Corporate Seat Transfer in July 2017. In order to effectuate this change, the Company intends to convert its corporate form from an NV to an SE through an amendment to its articles of association, and to take other steps under Dutch and French law to transfer its corporate seat to France. We expect the Corporate Seat Transfer, if completed, will enable us to make our corporate cost structure more efficient and to benefit from more sustainable tax treatment. The actions required to implement the Corporate Seat Transfer are subject to shareholder approval and, if approved, we currently expect Corporate Seat Transfer could be completed in the second half of 2018 or shortly thereafter. The conversion from the NV form to the SE form requires, among other things, the creation of an employee representative body, the SNB, to negotiate the involvement of European employees within the SE. The period in which the negotiations can take place is six months (with a possibility to extend for another six months if the parties so agree). If no agreement is reached on the terms of the employee involvement, the “standard rules” for such involvement will apply. We have had a number of SNB meetings in the process of conducting these negotiations.

We are continuing to evaluate other requirements applicable to the conversion to an SE and the transfer of the corporate seat to France under Dutch, French, U.S., and European Union laws and regulations.

In connection with the Corporate Seat Transfer, we contributed (the “Holdco II Contribution”) all of our equity interests in Holdco II to Constellium International, our subsidiary recently formed as a société par actions simplifiée organized under the laws of France, in exchange for shares, with such shares being allocated to the French branch of the Company. We expect to cause Holdco II to merge with and into Constellium International, with Constellium International surviving (the “Holdco II Merger”).

The Corporate Seat Transfer, the Holdco II Contribution, and the Holdco II Merger may affect the rights of our shareholders. For more information, see “Item 3. Key Information—D. Risk Factors.”

De-Listing of Ordinary Shares from Euronext Paris Exchange

Until February 2, 2018, our Class A ordinary shares were listed on both the NYSE and Euronext Paris under the symbol “CSTM.” On February 2, 2018, we delisted our ordinary shares from Euronext Paris. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure and Ownership of our Ordinary Shares—If we fail to meet the continuing listing requirements to maintain the listing of our ordinary shares on the NYSE, our ordinary shares may be delisted from the NYSE prior to any voluntary delisting.”

Our Operating Segments

Our business is organized into three operating segments: (i) Packaging & Automotive Rolled Products, (ii) Aerospace & Transportation, and (iii) Automotive Structures & Industry.

Operating Segment	Main Product Category	Description
Packaging & Automotive Rolled Products	Rolled Products	Includes the production of rolled aluminium products in our European and North American facilities. We supply the packaging market with canstock and closure stock for the beverage and food industry, as well as foil stock for the flexible packaging market. In addition, we supply the automotive market with a number of technically sophisticated applications such as ABS and heat exchangers. We also fabricate sheet and coils for the building and construction markets.

Aerospace & Transportation	Rolled Products	Includes the production of rolled aluminium products (and very limited volumes of extruded products) for the aerospace market, as well as rolled products for transport, industry and defense end-uses. We produce aluminium plate, sheet and fabricated products in our European and North American facilities. Substantially all of these aluminium products are manufactured to specific customer requirements using direct-chill ingot cast technologies that allow us to use and offer a variety of alloys and products.

Automotive Structures & Industry	Extrusions and Structures	Includes the production of technologically advanced structures for the automotive industry including crash-management systems, body structures and side impact beams in Germany, North America and China. In addition, we fabricate hard and soft aluminium alloy extruded profiles in Germany, France, Switzerland, the Czech Republic and Slovakia. Our extruded products are targeted at high demand end-uses in the automotive, engineering, building and construction and other transportation markets (rail and shipbuilding).

Table: Overview of Operating Segments (as of December 31, 2017)

	Packaging & Automotive Rolled Products	Aerospace & Transportation	Automotive Structures & Industry
Manufacturing Sites[1]	• 4 (France, Germany, United States)	• 6 (France, United States, Switzerland)	• 15 (France, Germany, Switzerland, Czech Republic, Slovakia, North America, China)

Employees (as of December 31, 2017)	• 3,657	• 4,008	• 3,988

Key Products	• Can Stock • Can End Stock • Closure Stock • Auto Body Sheet • Heat Exchangers • Specialty reflective sheet (Bright)	• Aerospace plates, sheets and extrusions • Aerospace wing skins • Plates for general engineering • Sheets for transportation applications	• Extruded products including: • Soft alloys • Hard alloys • Large profiles • Automotive structures based on extruded products

Key Customers	• Packaging: AB InBev, Ball Corporation, Can-Pack, Crown, Amcor, Ardagh Group, Coke • Automotive: Daimler AG, Audi, Volkswagen, Valeo, PSA Group	• Aerospace: Airbus, Boeing, Bombardier, Dassault, Embraer • Transportation, Industry, Defense and Distribution: Ryerson, ThyssenKrupp, Amari	• Automotive: Audi, BMW AG, Daimler AG, Porsche, Ford, Benteler, PSA Group, FCA Group, JLR • Rail: Stadler, CAF

Key Facilities	• Neuf-Brisach (France) • Singen (Germany) • Muscle Shoals (Alabama, USA) • Bowling Green (Kentucky, USA)[2]	• Issoire (France) • Ravenswood (West Virginia, USA) • Sierre (Switzerland)	• Děčín (Czech Republic) • Singen / Gottmadingen (Germany) • Van Buren (Michigan, USA)

[1]	The total of 25 sites includes 23 facilities, two of which facilities are shared between two operating segments.
[2]	Joint venture with UACJ, 51% is owned by Constellium and accounted for under the equity method.

The following charts present our revenues by operating segment and geography for the twelve months ended December 31, 2017:

Revenue per operating segment[3]	Revenue per geographic zone[4]

The following table presents our shipments by product lines:

(in metric tons)	For the year ended December 31,
	2017	2016
Packaging rolled products	807	856
Automotive rolled products	158	113
Specialty and other thin-rolled products	43	44
Aerospace rolled products	106	118
Transportation, industry, and other rolled products	132	125
Automotive extruded products	109	99
Other extruded products	127	118
Other	—	(3)

Total shipments	1,482	1,470

Packaging & Automotive Rolled Products Operating Segment

In our Packaging & Automotive Rolled Products operating segment, we produce and develop customized aluminium sheet and coil solutions. Approximately 80% of operating segment volume for the year ended December 31, 2017 was in packaging rolled products, which primarily include beverage and food canstock as well as closure stock and foil stock, approximately 16% of operating segment volume for that period was in automotive rolled products and approximately 4% of operating segment volume for that period was in specialty and other thin-rolled products, which include technologically advanced products for the industrial sector. Our Packaging & Automotive Rolled Products operating segment accounted for 54% of revenues and 47%5 of Adjusted EBITDA for the year ended December 31, 2017.

[3]	Holdings & Corporate not included.
[4]	Revenue by geographic zone is based on the destination of the shipment.
[5]	The difference between the sum of Adjusted EBITDA for our three segments and the Group Adjusted EBITDA is attributable to amounts for Holdings and Corporate.

We are a leading European and North American supplier of canstock and the leading worldwide supplier of closure stock. We are also a major European player in automotive rolled products for Auto Body Sheet (e.g., closure panels of a car), and heat exchangers. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive firms and global industrial companies. Our customer base includes AB InBev, Ball Corporation, Crown Holdings, Inc., Ardagh Group S.A., Can-Pack S.A., Coke, Amcor Ltd., VW Group, Daimler AG, Ford and PSA Group. Our customer contracts in packaging have usually a duration of three to five years. Our customer contracts in automotive are usually valid for the lifetime of a model, which is typically six to seven years.

We have two integrated rolling operations located in Europe and one integrated rolling operation in Muscle Shoals, Alabama. Neuf-Brisach, our facility on the border of France and Germany, is a fully integrated aluminium recycling, rolling and finishing facility producing both canstock and ABS. Singen, located in Germany, is specialized in high-margin niche applications and has an integrated hot/cold rolling line and high-grade cold mills with special surfaces capabilities that facilitate unique metallurgy and lower production costs. We believe Singen has enhanced our reputation in many product areas, most notably in the area of functional high-gloss surfaces for the automotive, lighting, solar and cosmetic industries, other decorative applications, ABS, closure stock, paintstock and foilstock. Muscle Shoals is a highly focused facility mostly dedicated to canstock rolling and UBC recycling. With the benefit of our automotive readiness investment program, the plant is capable of producing high-quality Auto Body Sheet cold coils.

Our Packaging & Automotive Rolled Products operating segment has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability. According to CRU International Limited (“CRU”), during the 2008-2009 economic crisis, canstock volumes decreased by 10% in 2009 versus 2007 levels as compared to a 24% decline for flat rolled aluminium products volumes in aggregate during the same period in Europe and by 5% in 2009 versus 2006 as compared to a more than 40% decrease for flat rolled aluminium products volumes in North America. This indicates that demand for beverage cans tends to be less correlated with general economic cycles. In addition, we believe European canstock has an attractive long-term growth outlook due to the following trends: (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) increasing use of aluminium in canstock in the European market, at the expense of steel, and (iv) increasing consumption in Eastern Europe linked to purchasing power growth. The U.S. canstock market on the other hand has seen gradual declines in volumes over the last ten years, mostly due to the decline in carbonated soft drinks consumption, but has recently stabilized as a result of a growth in craft beers and energy drinks consumption. Analysts expect that the growth in aluminium ABS will change the dynamic in the market, with capacity being shifted from canstock to Auto Body Sheet.

The following table summarizes our volume, revenue and Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2017	2016	2015
Packaging & Automotive Rolled Products:
Segment Revenues	2,812	2,498	2,748
Segment Shipments (kt)	1,008	1,013	1,035
Segment Revenues (€/ton)	2,789	2,466	2,655
Segment Adjusted EBITDA(1)	202	201	183
Segment Adjusted EBITDA(€/ton)	200	199	176
Segment Adjusted EBITDA margin	7%	8%	7%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Aerospace & Transportation Operating Segment

Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminium and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and few precision casting products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, supply-chain solutions, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. The Aerospace & Transportation operating segment accounted for 25% of our revenues and 31%6 of Adjusted EBITDA for the year ended December 31, 2017.

In 2017, six of our manufacturing facilities produced products that were sold via our Aerospace & Transportation operating segment. Our aerospace plate manufacturing facilities in Ravenswood (West Virginia, United States), Issoire (France) and Sierre (Switzerland) offer a broad spectrum of plate required by the aerospace industries (alloys, temper, dimensions, pre-machined) and have strong capabilities such as producing some wide and very high gauge plates required for some aerospace programs (civil and commercial).

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

Aerospace products are typically subject to long development and supply lead times and the majority of our contracts with our largest aerospace customers have a term of five years or longer, which provides visibility on volumes and profitability. In addition, demand for our aerospace products typically correlates directly with aircraft backlogs and build rates. As of December 2017, the backlog reported by Airbus and Boeing for commercial aircraft reached 13,129 units on a combined basis, representing approximately eight to nine years of production at current build rates.

[6]	The difference between the sum of Adjusted EBITDA for our three segments and the Group Adjusted EBITDA is attributable to amounts for Holdings and Corporate.

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

Besides the aerospace industry, we serve the transportation and defense industries. Our product portfolio in these segments include both standard products as well as specialty products. Standard products typically face higher levels of competition in the marketplace, in the regions that we serve. Specialty products command higher margins and are exposed to less competition. Specialty products are differentiated products, which are engineered to meet specific customer needs and as such have specific properties (e.g., mechanical properties, dimensions, surface aspect, etc.).

The following table summarizes our volume, revenues and Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2017	2016	2015
Aerospace & Transportation:
Segment Revenues	1,335	1,302	1,355
Segment Shipments (kt)	238	243	231
Segment Revenues (€/ton)	5,618	5,360	5,866
Segment Adjusted EBITDA(1)	133	103	103
Segment Adjusted EBITDA(€/ton)	558	425	445
Segment Adjusted EBITDA margin	10%	8%	8%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Automotive Structures & Industry Operating Segment

Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems (“CMS”), body structures and side impact beams and (ii) soft and hard alloy extrusions for automotive, road, energy and building and large profiles for rail and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Approximately 46% of the segment volume for the year ended December 31, 2017 was in automotive extruded products and approximately 54% was in other extruded product applications. Our Automotive Structures & Industry operating segment accounted for 21% of revenues and 28%7 of Adjusted EBITDA for the year ended December 31, 2017.

[7]	The difference between the sum of Adjusted EBITDA for our three segments and the Group Adjusted EBITDA is attributable to amounts for Holdings and Corporate.

We believe that we are one of the largest providers of aluminium automotive crash management systems globally and a leading supplier of hard alloys for the automotive market and of large structural profiles for rail, industrial and other transportation markets in Europe. We manufacture automotive structural products for some of the largest European and North American car manufacturers supplying a global market, including Daimler AG, BMW AG, VW Group, FCA Group and Ford. We are operating a joint venture, Astrex Inc., which is producing automotive extruded profiles in Ontario, Canada, for our North American operations and a joint venture, Engley Automotive Structures Co., Ltd., which is currently producing aluminium crash-management systems in China. We also have a strong presence in soft alloys in France and Germany, with customized solutions for a diverse number of end markets.

In July 2016, we announced the opening of a new manufacturing facility in Mexico to produce aluminium automotive structural components. The facility is expected to start production in 2018. We believe that this plant, located in San Luis Potosí, will allow Constellium to respond to increasing demand for lightweight, high-strength aluminium CMS and automotive structures for the expanding automotive industry in Mexico. We plan to invest approximately $10 million in the 5,000 sq m facility, which may be expanded to 13,000 sq m in the future to adapt to customers’ supply needs. The San Luis Potosí plant will complement our growing footprint in North America for the fast expanding market of automotive structures. In addition, we opened a new manufacturing facility for automotive structures in Bartow County, GA, which started production in spring 2017. We are currently ramping up production at the facility and expect full production by Q2 2019.

During 2017, we continued the product offering of the new generation of aluminium high-strength alloys for CMS and extruded structural parts for automotive structures and chassis components. The new-generation CMS combine the properties of the 6xxx aluminium alloy family—formability, corrosion resistance, energy absorption, recyclability—with high-strength mechanical performance.

Fifteen of our manufacturing and engineering facilities, located in Germany, North America, the Czech Republic, Slovakia, France, Switzerland and China, produce products sold in our Automotive Structures & Industry operating segment. We believe our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic provide security of metal supply and contribute to our recycling efforts.

The following table summarizes our volume, revenues and Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2017	2016	2015
Automotive Structures & Industry:
Segment Revenues	1,123	1,002	1,047
Segment Shipments (kt)	236	217	212
Segment Revenues (€/ton)	4,756	4,608	4,939
Segment Adjusted EBITDA(1)	119	102	80
Segment Adjusted EBITDA(€/ton)	505	471	380
Segment Adjusted EBITDA margin	11%	10%	8%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

For information on the seasonality of our business, see “Item 5. Operating and Financial Review and Prospects—Key Factors Influencing Constellium’s Financial Condition and Results from Operations—Seasonality.”

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

The price of aluminium, quoted on the LME, is subject to global supply and demand dynamics and can move independently of the costs of its inputs. Producers of primary aluminium have limited ability to manage the volatility of aluminium prices and can experience a high degree of volatility in their cash flows and profitability. We do not smelt aluminium, nor do we participate in other upstream activities such as mining or refining bauxite. We recycle aluminium, both for our own use and as a service to our customers.

Rolled and extruded aluminium product prices are based generally on the price of metal plus a conversion margin (i.e., the cost incurred to convert the aluminium into a semi-finished product). The price of aluminium is not a significant driver of our financial performance, in contrast to the more direct relationship of the price of aluminium to the financial performance of primary aluminium producers. Instead, the financial performance of producers of rolled and extruded aluminium products, such as Constellium, is driven by the dynamics in the end markets that they serve, their relative positioning in those markets and the efficiency of their industrial operations.

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

Aluminium Rolled Products Overview

Aluminium rolled products, including sheet, plate and foil, are semi-finished products that provide the raw material for the manufacture of finished goods ranging from packaging to automotive body panels. The packaging industry is a major consumer of the majority of sheet and foil for making beverage cans, foil containers and foil wrapping. Sheet is also used extensively in transport for airframes, road and rail vehicles, in marine applications, including offshore platforms, and superstructures and hulls of boats and in building for roofing and siding. Plate is used for airframes, military vehicles and bridges, ships and other large vessels and as tooling plate for the production of plastic products. Foil applications outside packaging include electrical equipment, insulation for buildings and foil for heat exchangers.

Our rolling process consists of passing aluminium through a hot-rolling mill and then transferring it to a cold-rolling mill, which can gradually reduce the thickness of the metal down to approximately 6 mm for plates and to approximately 0.2-6 mm for sheet. We do not produce aluminium foil.

The following chart illustrates expected global demand for aluminium rolled products according to CRU International Limited. The average expected growth between 2017 and 2022 for the flat rolled products market is 3.9% according to CRU.

Projected Aluminium Flat Rolled Products Demand 2017-2022 (in kt)

Flat rolled

Source: Republished under license from CRU International Ltd.

Asia Pacific includes Japan, China, India, South Korea, Australia and other AsiaOther includes Central and South America, Middle East and Africa

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

Today, aluminium extrusions are used for a wide range of purposes, including building, transportation and industrial markets. Virtually every type of vehicle contains aluminium extrusions, including cars, boats, bicycles and trains. Home appliances and tools take advantage of aluminium’s excellent strength-to-weight ratio. The increased focus on green building is also leading contractors and architects to use more extruded aluminium products, as aluminium extrusions are flexible and corrosion-resistant. These diverse applications are possible due to the advantageous attributes of aluminium, including its particular blend of strength and ductility its conductivity, its non-magnetic properties and its ability to be recycled repeatedly without loss of integrity. We believe that all of these capabilities make aluminium extrusions a viable and adaptable solution for a growing number of manufacturing needs.

Our Key End-markets

We have a significant presence in the can sheet and packaging end-markets, which have proved to be relatively stable and historically recession-resilient, the automotive and the aerospace end-markets, which are driven by global demand trends. Our automotive products are predominantly used in premium models manufactured by the German and North American OEMs, which are not as dependent on the European or U.S. economies and continue to benefit from rising demand in developing economies, particularly China. For example, CRU estimates that the consumption of ABS between 2017 and 2022 will grow 12% per annum in Europe, 12% per annum in North America and 34% per annum in China.

Rigid Packaging

Aluminium beverage cans represented approximately 15% of the total European aluminium flat rolled demand by volume and 34% of total U.S. and Canada aluminium flat rolled demand in 2017. Aluminium is a preferred material for beverage packaging as it allows drinks to chill faster, can be stacked for transportation and storage more densely than competing formats (such as glass bottles), is highly formable for unique or differentiated branding, and offers the environmental advantage of easy, cost- and energy-efficient recycling. As a result of these benefits, aluminium is displacing glass as the preferred packaging material in certain markets, such as beer. In Europe, aluminium is replacing steel as the standard for beverage cans. Between 2002 and 2016, we believe that aluminium’s penetration of the European canstock market versus tinplate increased from 58% to 85%. In the United States, we believe aluminium’s penetration has been at 100% for many years. In addition, we are benefitting from increased consumption in Eastern Europe and Mexico and growth in high margin products such as the specialty cans used for energy drinks.

Total European Rolled Products Consumption Can Stock (Kt)	USA and Canada Rolled Products Consumption (Kt)

Source: Republished under license from CRU International Ltd., Aluminium Rolled Products Market Outlook November 2017	Source: Republished under license from CRU International Ltd., Aluminium Products Market Outlook November 2017

In addition, demand for can sheet has been highly resilient across economic cycles. Between 2007 and 2009, during the economic crisis, European Can Body Stock volumes decreased by less than 9% as compared to a 24% decline for total European flat rolled products volumes.

Source: Republished under license from CRU International Ltd.

Source: Republished under license from CRU International Ltd.

According to CRU, aluminium demand for the canstock market globally is expected to grow by 3.4% per year between 2017 and 2022.

Aerospace

Demand for aerospace plates is primarily driven by the build rate of aircraft, which we believe will be supported for the foreseeable future by (i) necessary replacement of aging fleets by airline operators, particularly in the United States and Western Europe, and (ii) increasing global passenger air traffic (the aerospace industry publication The Airline Monitor estimates that global revenue passenger miles will grow at a compound annual growth rate (“CAGR”) of approximately 5% from 2017 to 2023). In 2017, Boeing and Airbus predicted respectively approximately 41,030 and 34,900 new aircraft over the next 20 years across all categories of large commercial aircraft. Boeing estimates that between 2017 and 2036, 40% of sales of new airplanes will be to Asia Pacific, 40% to Europe and North America and the remaining 20% delivered to the Middle East, Latin America, the Commonwealth of Independent States and Africa. Demand for aluminium aerospace plates is also influenced by alternative materials becoming more mature in the aerospace market (e.g., composites).

World’s commercial aircraft fleet (thousands)	Airplane order backlog (thousands)

Source: Boeing 2017 current market outlook	Source: Boeing & Airbus publicly available information

Fleet Development Driven by Passenger Demand and Aging Fleet (units)

Source: Boeing 2017 current market outlook

Automotive

We supply the automotive sector with rolled products out of our Packaging & Automotive Rolled Products operating segment and extruded and fabricated products out of our Automotive Structures & Industry operating segment.

In our view, the main drivers of automotive sales are overall economic growth, credit availability, consumer prices and consumer confidence. According to CRU, global light vehicle production is expected to grow by approximately 2.4% CAGR from 2017 to 2022.

Light Vehicle Production

Source: Republished under license from CRU International Ltd.

Industrial & Economic Outlook December 2017

Within the automotive sector, the demand for aluminium has been increasing faster than the underlying demand for light vehicles due to recent growth in the use of aluminium products in automotive applications. We believe the main reasons for this are aluminium’s high strength-to-weight ratio in comparison to steel and energy absorption. This light-weighting facilitates better fuel economy and improved emissions performance. As a result, manufacturers are seeking additional applications where aluminium can be used in place of steel and an increased number of cars are being manufactured with aluminium panels and CMS. We believe that this trend will continue as increasingly stringent EU and U.S. regulations relating to reductions in carbon emissions, will force the automotive industry to increase its use of aluminium to “lightweight” vehicles. European Union legislation has set mandatory emission reduction targets for new cars. The EU fleet average target of 130g/km by 2015 was phased in between 2012 and 2015. From 2015 onwards, all newly registered cars must comply with the limit value curve. A shorter phase in period will apply to the next target: by 2021, phased in from 2020, the fleet average to be achieved by all new cars is 95 grams of CO2 emissions per kilometer. 95% of each manufacturer’s new cars will have to comply with the limit value curve in 2020, increasing to 100% in 2021. In the United States, we expect that EU and U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as relatively fluctuating fuel prices, will continue to drive aluminium demand in the automotive industry. In the longer term, to the extent electric vehicles become more prevalent, we believe the demand for aluminium in the automotive industry will increase due to the greater importance of lightweighting. Further, aluminium thermal conductivity is a significant inherent advantage for battery boxes and has superior energy absorption as compared to steel. Whereas growth in aluminium use in vehicles has historically been driven by increased use of aluminium castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs.

Aluminium component weight changes 2015 – 2020

Source: Ducker Worldwide study

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

Constellium Auto Body Sheet sales by OEM

According to the CRU, the global consumption for aluminium is expected to grow by 14% between 2017 and 2022.

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

For all contracts, we continuously seek to minimize the impact of aluminium price fluctuations in order to protect our net income and cash flows against the LME and regional premiums price variations of aluminium that we buy and sell, with the following methods:

•	In cases where we are able to align the price and quantity of physical aluminium purchases with that of physical aluminium sales to our customers, we enter into back-to-back arrangements with our customers.

•	When we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales to our customers, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•	For a small portion of our volumes, the aluminium we process is owned by our customers and we bear no aluminium price risk.

We mark-to-market LME derivatives at the period end giving rise to unrealized gains or losses which are classified as “Other gains/(losses)—net.” These unrealized gains/losses have no bearing on the underlying performance of the business and are removed when calculating Adjusted EBITDA.

The price of the aluminium that we buy includes other premiums on top of the LME price. These premiums relate to specific features of the metal being purchased, such as its location, purity, shape, etc.

The price of these premiums has been historically relatively stable. However, between 2012 and 2014, the price of the geographical premiums (“ECDU” or “ECDP” in Europe, “Midwest” in North America) rose by more than 100%, before collapsing to initial levels. While we have historically tried to pass through these premiums to our customers, the unexpected dramatic increase in the premiums in this period was not fully able to be passed through to our customers. Because there is not a liquid and standardized market dedicated to premiums similar to what the LME is for the “LME price,” the ability to use financial instruments (OTC derivatives) was limited and did not cover the overall need created by the commercial exposure.

Where possible, we have changed sales and purchases contracts to align premium formulas and mitigate premium exposure and today we pass through to our customers the vast majority of our premium exposure. We seek to apply the same policy and methods to minimize the impact of geographical premiums price fluctuations that we do for the LME aluminium price variations.

Sales and Marketing

Our sales force is based in Europe (France, Germany, Czech Republic, United Kingdom, Switzerland and Italy), the United States and Asia (Tokyo, Shanghai, Seoul, and Singapore). We serve our customers either directly or through distributors.

Raw Materials and Supplies

Approximately 75% of our rolling slab demand is produced in our casthouses. In addition, our external metal supply is secured through long-term contracts with several upstream companies. All of our top 10 metal suppliers have been long-standing suppliers to our plants (in many cases for more than 10 years) and, in aggregate, accounted for approximately 40% of our total purchases for the year ended December 31, 2017. We typically enter into multi-year contracts with these metal suppliers pursuant to which we purchase various types of metal, including:

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

Our operations use natural gas and electricity, which represent the fourth largest component of our cost of sales, after metal and labor costs. We purchase natural gas and electricity from the market and typically we secured a large part of our natural gas and electricity needs pursuant to fixed-price commitments. To reduce the risks associated with our natural gas and electricity requirements, we use financial futures or forward contracts with our suppliers to fix the price of energy costs. Furthermore, in our longer-term sales contracts, we try to include indexation clauses on energy prices.

Our Customers

Our customer base includes some of the largest leading manufacturers in the packaging, aerospace and automotive end-markets. We have a relatively diverse customer base with our 10 largest customers representing approximately 55% of our revenues and approximately 56% of our volumes for year ended December 31, 2017. Excluding Muscle Shoals, where the customer base has undergone a strategic shift since 2010, the length of our relationships with our most significant customers is approximately 25 years on average, and in some cases reaches more than 40 years, particularly with our packaging and aerospace customers. Generally, we have three- to five-year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and three- to seven-year terms in our “life of a car platform/car model” contracts with our automotive customers.

For the year ended December 31, 2017, we estimate that approximately 70% of our volumes were generated under multi-year contracts, more than 70% were governed by contracts valid until the end of 2018 and more than 68% were governed by contracts valid until 2019 or later. In addition, more than 35% of our packaging volumes are contracted through 2020. This provides us with significant visibility into our future volumes and earnings.

We see our relationships with our customers as partnerships where we work together to find customized solutions to meet their evolving requirements. In addition, we collaborate with our customers to complete a rigorous process for qualifying our products in each of our end-markets, which requires substantial time and investment and creates high switching costs, resulting in longer-term, mutually beneficial relationships with our customers. For example, in the packaging industry, where qualification occurs on a plant-by-plant basis, we are currently one of the qualified suppliers to several facilities of our customers.

Our product portfolio is predominantly focused on high value-added products, which we believe are particularly well-suited to developing and manufacturing for our customers. These products tend to require close collaboration with our customers to develop tailored solutions, as well as significant effort and investment to adhere to rigorous qualification procedures, which enables us to foster long-term relationships with our customers. Our customized products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends.

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

Competition

The worldwide rolled and extruded aluminium industry is highly competitive and we expect this dynamic to continue for the foreseeable future. We believe the most important competitive factors in our industry are: product quality, price, timeliness of delivery and customer service, geographic coverage and product innovation. Aluminium competes with other materials such as steel, plastic, composite materials and glass for various applications. Our key competitors in our Packaging & Automotive Rolled Products operating segment are Novelis Inc., Norsk Hydro ASA, Alcoa Corporation, Arconic Inc. and Tri-Arrows Aluminum Inc. Our key competitors in our Aerospace & Transportation operating segment are Arconic Inc., Aleris International, Inc., Kaiser Aluminum Corp., Austria Metall AG, and Universal Alloy Corporation. Our key competitors in our Automotive Structures & Industry operating segment are Norsk Hydro ASA, Sankyo Tateyama, Inc., Eural Gnutti S.p.A., Gestamp, Otto Fuchs KG, Impol Aluminium Corp., Benteler International AG, Whitehall Industries, Step-G, and Metra Aluminum.

Research and Development (“R&D”)

We believe that our research and development capabilities coupled with our integrated, longstanding customer relationships create a distinctive competitive advantage versus our competition. Our R&D center based in Voreppe, France provides services and support to all of our facilities. The R&D center focuses on product and process development, provides technical assistance to our plants and works with our customers to develop new products. In developing new products, we focus on increased performance that aims to lower the total cost of ownership for the end users of our products, for example, by developing materials that decrease maintenance costs of aircraft or increase fuel efficiency in cars. As of December 31, 2017, the research and development center in Voreppe employed 230 employees, of which 96 are scientists, 97 are technicians and 37 are regular employees. The research and development center in Plymouth employed 10 employees, of which 2 are scientists, 4 are technicians and 4 are regular employees.

Within the Voreppe facility, we also focus on the development, improvement, and testing of processes used in our plants such as melting, casting, rolling, extruding, finishing and recycling. We also develop and test technologies used by our customers, such as friction stir welding, and provide technological support to our customers.

The key contributors to our success in establishing our R&D capabilities include:

•	Close interaction with key customers, including through formal partnerships or joint development teams—examples include Strongalex®, Formalex® and Surfalex®, which were developed with automotive customers (mainly Daimler and Audi) and the Fusion bottle, a draw wall ironed technology created in partnership with Ball Corporation.

•	Technologically advanced equipment—for example, full-size casthouse for rapid prototyping of new Airware® low density alloys, innovative joining technologies for aerospace alloys (Friction steer welding), forming technologies for ABS.

•	Long-term partnerships with European universities—for example, RWTH Aachen in Germany and École Polytechnique Fédérale de Lausanne in Switzerland generate significant innovation opportunities and foster new ideas.

In 2016, we inaugurated the new Constellium University Technology Center (UTC) at Brunel University London, a dedicated center of excellence for design, development and prototyping. In addition, we opened a new R&D center in the United States in Plymouth, Michigan, in order to improve our support to North American automotive customers.

We invested €36 million in R&D in the year ended December 31, 2017, €32 million in R&D in the year ended December 31, 2016 and €35 million in R&D in the year ended December 31, 2015.

Trademarks, Patents, Licenses and IT

We actively review intellectual property arising from our operations and our research and development activities and, when appropriate, apply for patents in the appropriate jurisdictions. We currently hold approximately 190 active patent families and regularly apply for new ones. While these patents and patent applications are important to the business on an aggregate basis, we do not believe any single patent family or patent application is critical to the business.

We are from time to time involved in opposition and re-examination proceedings that we consider to be part of the ordinary course of our business, in particular at the European Patent Office and the U.S. Patent and Trademark Office. We believe that the outcome of existing proceedings would not have a material adverse effect on our financial position, results of operations or cash flows.

In connection with our collaborations with universities and other third parties, we occasionally obtain royalty-bearing licenses for the use of third-party technologies in the ordinary course of business.

Insurance

We have implemented a corporate-wide insurance program consisting of both corporate-wide master policies with worldwide coverage and local policies where required by applicable regulations. Our insurance coverage includes: (i) property damage and business interruption; (ii) general liability including operation, professional, product and environment liability; (iii) aviation product liability; (iv) marine cargo (transport); (v) business travel and personal accident; (vi) construction all risk (EAR/CAR); (vii) automobile liability; (viii) trade credit; (ix) Cyber risk; (x) Workers Compensation (USA); and (xi) other specific coverages for executive and special risks.

We believe that our insurance coverage terms and conditions are customary for a business such as Constellium and are sufficient to protect us against catastrophic losses.

We also purchase and maintain insurance on behalf of our directors and officers.

Governmental Regulations and Environmental, Health and Safety Matters

Our operations are subject to a number of international, national, state and local regulations relating to the protection of the environment and to workplace health and safety. Our operations involve the use, handling, storage, transportation and disposal of hazardous substances, and accordingly we are subject to extensive federal, state and local laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. In addition, prior operations at certain of our properties have resulted in contamination of soil and groundwater which we are required to investigate and remediate pursuant to applicable environmental, health and safety (“EHS”) laws and regulations. Environmental compliance at our key facilities is supervised by the Direction Régionale de l’Environnement de l’Aménagement et du Logement in France, the Umweltbundesamt in Germany, the Service de la Protection de l’Environnement du Canton du Valais in Switzerland, the United States Environmental Protection Agency, West Virginia Department of Environmental Protection, the Alabama Department of the Environmental Management and the Kentucky Department for Environmental Protection in the United States, the Regional Authority of the Usti Region in the Czech Republic, the Slovenká InsÚpekcia zÚivotného prostredia in Slovakia, and the Environmental Monitoring Agency in China. Violations of EHS laws and regulations, and remediation obligations arising under such laws and regulations, may result in restrictions being imposed on our operating activities as well as fines, penalties, damages or other costs. Accordingly, we have implemented EHS policies and procedures to protect the environment and ensure compliance with these laws, and incorporate EHS considerations into our planning for new projects. We perform regular risk assessments and EHS reviews. We closely and systematically monitor and manage situations of noncompliance with EHS laws and regulations and cooperate with authorities to redress any noncompliance issues. We believe that we have made adequate reserves with respect to our remediation and compliance obligations. Nevertheless, new regulations or other unforeseen increases in the number of our non-compliant situations may impose costs on us that may have a material adverse effect on our financial condition, results of operations or liquidity.

Our operations also result in the emission of substantial quantities of carbon dioxide, a greenhouse gas that is regulated under the EU’s Emissions Trading System (“ETS”). Although compliance with ETS to date has not resulted in material costs to our business, compliance with ETS requirements currently being developed for the 2018-2020 period, and increased energy costs due to ETS requirements imposed on our energy suppliers, could have a material adverse effect on our business, financial condition or results of operations. We may also be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities.

E.U. Directive 2010/75 titled “Industrial Emissions” regulates some of our European activities as recycling or melting/casting. With the revision of the Best Available Technics Reference of Non Ferrous Metals in 2016, which defines associated emissions limits values for these activities applicable in 2020 at the latest, staying in compliance with the law, could require significant expenditures to tune our processes or implement abatement installations.

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

We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate close down and environmental remediation costs provisions at December 31, 2017 were €81 million. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.

We have incurred, and in the future will continue to incur, operating expenses related to environmental compliance. As part of the general capital expenditure plan, we expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts as energy consumption, air emissions, water releases, waste streams optimization.

Litigation and Legal Proceedings

From time to time, we are party to a variety of claims and legal proceedings that arise in the ordinary course of business. The Company is currently not involved, nor has it been involved during the twelve-month period immediately prior to the date of this Annual Report, in any governmental, legal or arbitration proceedings which may have or have had a significant effect on the Company’s business, financial position or profitability, and the Company is not aware of any such proceedings which are currently pending or threatened. From time to time, asbestos-related claims are also filed against us, relating to historic asbestos exposure in our production process. We have made reserves for potential occupational disease claims for a total of €3 million as of December 31, 2017. It is not anticipated that any of our currently pending litigation and proceedings will have a material effect on the future results of the Company.

C.	Organizational Structure

The following diagram reflects our simplified corporate legal entity structure as of January 31, 2018, including our significant subsidiaries. Percentages reflect ownership interest where ownership interest is less than 100%. The country listed for each legal entity below depicts such entity’s jurisdiction of incorporation.

D.	Property, Plants and Equipment

At December 31, 2017, we operated 23 production sites serving both global and local customers, two R&D centers, one in Europe and one in the United States, and one university technology center in London. In addition, we are building a new facility in San Luis Potosí, Mexico. Among our production sites, we have seven major facilities (Muscle Shoals, Neuf-Brisach, Issoire, Ravenswood, Singen, Déčín and Sierre) catering to the needs of our Aerospace & Transportation, Packaging & Automotive Rolled Products and Automotive Structures & Industry operating segments:

•	The Muscle Shoals, Alabama facility operates one of the largest and most efficient can reclamation facilities in the world. In addition, the facility utilizes multi-station electromagnetic casting, houses the widest hot line in North America and has the fastest can end stock coating line in the world. Production capabilities include body stock, tab stock, and end stock. In addition, we have started producing automotive cold coils for body sheet. We have invested approximately €62 million in the facility in the year ended December 31, 2016 and €60 million in the facility for the year ended December 31, 2017.

•	The Neuf-Brisach, France facility is an integrated aluminium rolling, finishing and recycling facility in Europe. Our investments in a can body stock slitter and recycling furnace has enabled us to secure long-term can stock contracts. Additionally, our latest investment in a new state-of-the-art automotive finishing line has further strengthened the plant’s position as a significant supplier of aluminium Auto Body Sheet in the automotive market. We invested €82 million in the facility in the year ended December 31, 2016 and €37 million in the facility in the year ended December 31, 2017.

•

The Issoire, France facility is one of the world’s two leading aerospace plate mills based on volumes. The plant operates two Airware® industrial casthouses and currently uses recycling capabilities to take back scrap along the entire fabrication chain. Issoire works as an integrated platform with Ravenswood,

West Virginia and Sierre, Switzerland, providing a significant competitive advantage for us as a global supplier to the aerospace industry. We invested €48 million in the facility in the year ended December 31, 2016 and €36 million in the facility in the year ended December 31, 2017.

•	The Ravenswood, West Virginia facility has significant assets for producing aerospace plates and is a recognized supplier to the defense industry. The facility has stretchers and wide-coil capabilities that make it one of the few facilities in the world capable of producing plates of a size needed for the largest commercial aircraft. We spent approximately €41 million in the year ended December 31, 2016 and €28 million for the year ended December 31, 2017 on significant equipment upgrades.

•	The Singen, Germany rolling plant has industry leading cycle times and high-grade cold mills with special surfaces capabilities to serve automotive and other markets. The extrusion part has one of the largest extrusion presses in the world as well as advanced and highly productive integrated automotive bumper manufacturing lines. A dedicated unit allows the production of crash management applications, finished side-impact beams as well as battery enclosures for electric vehicles ready for the OEM assembly lines. We invested €32 million in the facility in the year ended December 31, 2016 and €36 million in the facility in the year ended December 31, 2017.

•	The Děčín, Czech Republic facility is a large extrusion facility, mainly focusing on hard alloy extrusions for automotive and industrial applications, with significant recycling capabilities. It is located near the German border, strategically positioning it to supply the German, Czech and French Tier1s and OEMs. Its integrated casthouse allows it to offer high value-add customized hard alloys to our customers. We invested €15 million in the facility in the year ended December 31, 2016 and €16 million in the facility in the year ended December 31, 2017. The investments include a new Air slip casting technology, reinforcement of homogenizing capabilities and launch of new downstream production hall including line of Computer Numerical Control (CNC) machining centers to serve the automotive market.

•	The Sierre, Switzerland facility is dedicated to precision plates for general engineering, aerospace plates and slabs and is a leading supplier of extruded products for high-speed train railway manufacturers and a wide range of applications. The Sierre facility includes the Steg casthouse that produces automotive, general engineering and aerospace slabs and the Chippis casthouse that has the capacity to produce non-standard billets for a wide range of extrusions. Its qualification as an aerospace plate and slabs plant increases our aerospace production and will help us to support the increased build rates of commercial aircraft OEMs. We invested €14 million in the facility in the year ended December 31, 2016 and €14 million in the facility in the year ended December 31, 2017.

Our current production facilities are listed below by operating segment:

Operating Segment(1)	Location	Country	Owned/ Leased
Packaging & Automotive Rolled Products	Biesheim, Neuf-Brisach	France	Owned
Packaging & Automotive Rolled Products	Singen	Germany	Owned
Packaging & Automotive Rolled Products	Muscle Shoals, AL	United States	Owned
Aerospace & Transportation	Ravenswood, WV	United States	Owned
Aerospace & Transportation	Issoire	France	Owned
Aerospace & Transportation	Montreuil-Juigné	France	Owned
Aerospace & Transportation	Ussel	France	Owned
Aerospace & Transportation	Steg	Switzerland	Owned
Aerospace & Transportation	Sierre	Switzerland	Owned
Automotive Structures & Industry	Van Buren, MI	United States	Leased
Automotive Structures & Industry	Changchun, Jilin Province (JV)	China	Leased
Automotive Structures & Industry	Děčín	Czech Republic	Owned
Automotive Structures & Industry	Nuits-Saint-Georges	France	Owned
Automotive Structures & Industry	Burg	Germany	Owned

Operating Segment(1)	Location	Country	Owned/ Leased
Automotive Structures & Industry	Crailsheim	Germany	Owned
Automotive Structures & Industry	Neckarsulm	Germany	Owned
Automotive Structures & Industry	Gottmadingen	Germany	Owned
Automotive Structures & Industry	Landau/Pfalz	Germany	Owned
Automotive Structures & Industry	Singen	Germany	Owned
Automotive Structures & Industry	Levice	Slovakia	Owned
Automotive Structures & Industry	Chippis	Switzerland	Owned
Automotive Structures & Industry	Sierre	Switzerland	Owned
Automotive Structures & Industry	White, GA	United States	Leased
Automotive Structures & Industry	Lakeshore, Ontario (JV)(2)	Canada	Leased

(1)	For our Packaging & Automotive Rolled Products operating segment, this table does not include our Joint Venture in Bowling Green, Kentucky, USA, with UACJ Corporation, which is 51% owned by Constellium and accounted for under the equity method.
(2)	Constellium Joint Venture with Can Art.

The production capacity and utilization rate for our main plants are listed below as of December 31, 2017:

Plant	Capacity	Utilization Rate
Neuf-Brisach	450 kt	95-100%
Muscle Shoals	500-550 kt	75%
Issoire	110 kt	90%
Ravenswood	175 kt	90-95%
Děčín	92 kt	80%
Singen	290-310 kt	75-85%
Sierre	70-75 kt	50%

Production capacity and utilization rates presented above are estimates based in a theoretical output capacity assuming the plant operates with currently operating equipment and current staffing levels and product mix.

For information concerning the material plans to construct, expand or improve facilities, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis is based principally on our audited Consolidated Financial Statements as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 included elsewhere in this Annual Report and is provided to supplement the audited Consolidated Financial Statements and the related notes to help provide an understanding of our financial condition, changes in financial condition, results of our operations, and liquidity. The following discussion is to be read in conjunction with Selected Financial Data and our audited Consolidated Financial Statements and the notes thereto, included elsewhere in this Annual Report.

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

Company Overview

We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. We do not mine bauxite, refine alumina, or smelt primary aluminium. As of December 31, 2017, we had approximately 12,000 employees, 23 production facilities (including the Bowling Green facility, which is operated through our joint venture with UACJ), 10 administrative and commercial sites, two R&D centers and one university technology center.

Our Operating Segments

We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into three segments to better serve our customer base.

Packaging & Automotive Rolled Products Segment

Our Packaging & Automotive Rolled Products segment produces aluminium sheet and coils. Approximately 80% of segment volume for the year ended December 31, 2017 was packaging rolled products, which primarily includes beverage and food can stock as well as closure stock and foil stock. Approximately 16% of the segment volume for this period was automotive rolled products and the balance of the segment volume was specialty and other thin-rolled products. Our Packaging & Automotive Rolled Products segment accounted for 54% of revenues and 47%8 of Adjusted EBITDA for the year ended December 31, 2017.

Aerospace & Transportation Segment

Our Aerospace & Transportation segment has market leadership positions in technologically advanced aluminium and specialty materials products with applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products, including plate and sheet. Approximately 45% of the segment volume for the year ended December 31, 2017 was aerospace rolled products and approximately 55% was transportation industry and other rolled products. Aerospace & Transportation accounted for 25% of revenues and 31%9 of Adjusted EBITDA for the year ended December 31, 2017.

Automotive Structures & Industry Segment

Our Automotive Structures & Industry segment produces technologically advanced structures for the automotive industry, including crash management systems, side impact beams and cockpit carriers, and soft and hard alloy extrusions and large extruded profiles for automotive, railroad, energy, building and industrial applications. Approximately 46% of the segment volume for the year ended December 31, 2017 was automotive extruded products and approximately 54% was other extruded products. Our Automotive Structures & Industry segment accounted for 21% of revenues and 28%10 of Adjusted EBITDA for the year ended December 31, 2017.

[8]	The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.
[9]	The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.
[10]	The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

Discontinued Operations and Disposals

In the first quarter of 2018, we entered into a binding agreement with Novelis for the sale of the North Building Assets of our Sierre plant in Switzerland, which have been leased to and operated by Novelis since 2005. We will contribute the plant’s shared infrastructure to a 50-50 joint venture with Novelis. The total purchase price for the transactions amounts to €200 million and closing is expected in the second quarter of 2018, subject to customary closing conditions.

We will continue to own and operate our cast houses, plate and extrusion manufacturing plants and other manufacturing assets at Sierre. As part of this agreement, we and Novelis also agreed to enter into long-term production and metal supply agreements. This operation did not meet the criteria of discontinued operations in accordance with IFRS5 and therefore has not been classified or disclosed as such.

In the first quarter of 2015, we decided to dispose of our plant in Carquefou (France) which was part of our A&T operating segment and it was classified as held for sale at December 31, 2015, accordingly. An €8 million charge was recorded upon the write-down of the related assets to their net realizable value. The sale was completed on February 1, 2016 and no gain was recognized upon disposal.

Key Factors Influencing Constellium’s Financial Condition and Results from Operations

The financial performance of our operations is dependent on several factors, the most critical of which are as follows:

Economic Conditions and Markets

We are directly impacted by the economic conditions that affect our customers and the markets in which they operate. General economic conditions such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation—influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and prices that can be charged. In some cases we are able to mitigate the risk of a downturn in our customers’ businesses by building committed minimum volume thresholds into our commercial contracts. We further seek to mitigate the risk of a downturn by utilizing a temporary workforce for certain operations, which allows us to match our resources with the demand for our services.

Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that our portfolio is relatively resistant to these economic cycles in each of our three main end-markets of packaging, aerospace and automotive:

•	Can packaging tends not to be highly correlated to the general economic cycle. In addition, we believe European canstock has an attractive long-term growth outlook due to ongoing trends in (i) growth in beer, soft drinks and energy drinks consumption, (ii) increasing use of cans versus glass in the beer market, and (iii) increasing penetration of aluminium in canstock at the expense of steel.

•	We believe that the aerospace industry is currently insulated from economic cycles by a combination of growth drivers. These drivers include increasing passenger traffic and the fleet replacement towards newer and more fuel efficient aircrafts. These factors have materialized in the form of historically high backlogs for the aircraft manufacturers. The combined order backlog for Boeing and Airbus represents approximately eight- to nine-years of manufacturing at current build rates.

•	Although the automotive industry is a cyclical industry, its demand for aluminium has been increasing in recent years. This has been triggered by a light-weighting trend for new car models and electric vehicles, which drives substitution of heavier metals in favor of aluminium.

Aluminium Consumption

The aluminium industry is cyclical and is affected by global economic conditions, industry competition and product development. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, aerospace and automotive. Aluminium is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminium is also unique in the respect that it recycles repeatedly without any material decline in performance or quality. The recycling of aluminium delivers energy and capital investment savings relative to the cost of producing both primary aluminium and many other competing materials. Due to these qualities, the penetration of aluminium into a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, greater purchasing power and increasing focus on sustainability and environmental issues, globally.

Aluminium Prices

Aluminium prices are determined by worldwide forces of supply and demand and, as a result they are volatile. The average LME transaction price, Midwest Premium and Rotterdam Premium per ton of primary aluminium in the years ended December 31, 2017, 2016 and 2015 are presented below:

Average quarterly LME per ton using U.S. dollar prices converted to Euros using the applicable European Central Bank rates:

(Euros/ton)	2017	2016	2015
First Quarter	1,737	1,374	1,600
Second Quarter	1,736	1,393	1,600
Third Quarter	1,714	1,451	1,431
Fourth Quarter	1,786	1,588	1,366
Average for the year	1,743	1,452	1,498

Average quarterly Midwest Premium per ton using U.S. dollar prices converted to Euros using the applicable European Central Bank rates:

(Euros/ton)	2017	2016	2015
First Quarter	198	173	449
Second Quarter	180	153	257
Third Quarter	144	125	159
Fourth Quarter	176	154	163
Average for the year	175	151	255

We believe our cash flows are largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by setting the maturity of our futures on the delivery date to our customers. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory.

Average quarterly Rotterdam Premium per ton using U.S. dollar prices converted to Euros using the applicable European Central Bank rates:

(Euros/ton)	2017	2016	2015
First Quarter	137	133	382
Second Quarter	131	117	188
Third Quarter	120	107	139
Fourth Quarter	135	121	143
Average for the year	131	119	211

The price we pay for aluminium includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums, which had historically been fairly stable, have been more volatile in recent years. Notably, regional premiums increased significantly in 2013 and 2014, with the Rotterdam premium and the Midwest premium reaching unprecedented levels in the fourth quarter of 2014. During the second half of 2015, both the Rotterdam and Midwest premiums returned to levels seen prior to 2013. Although our business model seeks to minimize the impact of aluminium price fluctuations on our net income and cash flows, we are not always able to pass through the cost of regional premiums to our customers or adequately hedge the impact of regional premium differentials. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Our financial results could be adversely affected by the volatility in aluminium prices.”

Product Price and Margin

Our products are typically priced based on three components: (i) LME, (ii) regional premiums and (iii) a conversion margin. We seek to minimize the impact of aluminium price fluctuations in order to protect our cash flows against the LME and regional price fluctuations with the following methods:

•	In cases where we are able to align the price and quantity of physical aluminium purchases with that of physical aluminium sales to customers, we enter back-to-back arrangements with our customers.

•	However, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales to our customers, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•	For a small portion of our volumes, the aluminium we process is owned by our customers and we bear no aluminium price risk.

Our risk management practices aim to reduce, but do not entirely eliminate, our exposure to changing primary aluminium and regional premium prices. Moreover, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes. As we do not apply hedge accounting for the derivative instruments entered into to hedge our exposure to changes in metal prices, mark-to-market movements for these instruments are recognized in “Other (losses)/gains—net.”

Our results are also impacted by differences between changes in the prices of primary and scrap aluminium. As we price our product using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to manufacture our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.

The conversion margin is the margin we earn over the cost of our metal inputs. We seek to maximize our conversion margins based on the value-added product capabilities we provide and the supply/demand dynamics in the market.

Volumes

The profitability of our businesses is determined, in part, by the volume of tons processed and sold. Increased production volumes will generally result in lower per unit costs, while higher sold volumes will generally result in additional revenues and associated margins.

Personnel Costs

Our operations are labor intensive and, as a result, our personnel costs represent 19%, 20% and 18% of our cost of sales, selling and administrative expenses and R&D expenses for the years ended December 31, 2017, 2016, and 2015, respectively.

Personnel costs generally increase and decrease proportionately with the expansion, addition or closing of operating facilities. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during the summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity.

Currency

We are a global company with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, Mexico, Canada and China, as of December 31, 2017. As a result, our revenue and earnings have exposure to a number of currencies, primarily the euro, the U.S. dollar and the Swiss Franc. As our presentation currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro impacts our results of operations. This impact is referred to as the “effect of foreign currency translation” in the “Results of Operations” discussion below. We calculate the effect of foreign currency translation by converting our current period local currency financial information using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by other companies and, accordingly, the changes excluding the effect of foreign currency translation are not meant to substitute for changes in recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation.

A portion of our revenues are denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies. We engage in significant hedging activity to attempt to mitigate the effects of foreign transaction currency fluctuations on our profitability. Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. Where we have multiple-year sale agreements for the sale of fabricated metal products in U.S. dollars, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in “Other gains/(losses)—net”.

Seasonality

Customer demand in the aluminium industry is seasonal due to a variety of factors, including holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with the lowest volumes typically delivered in August and December and highest volumes delivered in January to June. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer seasons and the automotive and aerospace sectors encounter slowdowns in both the third and fourth quarters of the calendar year. In response to this seasonality, we seek to scale back and may even temporarily close some operations to reduce our operating costs during these periods.

Results of Operations

Results of Operations for the years ended December 31, 2017 and 2016

	For the year ended December 31,
	2017		2016
	(€ in millions and as a % of revenues)
		%		%
Revenue	5,237	100%	4,743	100%
Cost of sales	(4,698)	90%	(4,227)	89%

Gross profit	539	10%	516	11%

Selling and administrative expenses	(248)	5%	(254)	5%
Research and development expenses	(36)	1%	(32)	1%
Restructuring costs	(4)	—	(5)	—
Other gains net	70	1%	21	—

Income from operations	321	6%	246	5%
Finance costs, net	(243)	5%	(167)	4%
Share of loss of joint ventures	(29)	1%	(14)	—

Income before income taxes	49	1%	65	1%
Income tax expense	(80)	2%	(69)	1%

Net loss	(31)	1%	(4)	—

Shipment volumes (in kt)	1,482	n/a	1,470	n/a
Revenue per ton (€ per ton)	3,534	n/a	3,227	n/a

Revenue

Revenue increased by 10% or €494 million to €5,237 million for the year ended December 31, 2017, from €4,743 million for the year ended December 31, 2016. This increase reflects a slight increase in shipments and higher average revenue per ton.

Sales volumes increased by 1%, or 12 kt, to 1,482 kt for the year ended December 31, 2017 compared to 1,470 kt for the year ended December 31, 2016. This increase is primarily driven by higher shipment volumes in our AS&I segment offset by slightly lower year-over-year shipments in our P&ARP and A&T segments.

Average sales prices increased by €307 per ton, or 10%, from €3,227 to €3,534, mainly attributable to the year-over-year increase in aluminium market prices, coupled with the rise in regional premium both in Europe and North America.

Our revenue is discussed in more detail in the “Segment Results” section.

Cost of Sales

Cost of sales increased by 11%, or €471 million, to €4,698 million for the year ended December 31, 2017, from €4,227 million for the year ended December 31, 2016. This increase in cost of sales was primarily driven by an increase of €405 million, or 15%, in the total cost of raw material and consumables used primarily as a result of higher LME prices and regional premiums, compared to the prior year, a €31 million increase in labor costs and a €13 million increase in depreciation.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 2%, or €6 million, to €248 million for the year ended December 31, 2017 from €254 million for the year ended December 31, 2016, reflecting a decrease in professional fees and other non-labor expense; partially offset by an increase in labor cost primarily as a result of inflation.

Research and Development Expenses

Research and development expenses increased by 13% or €4 million, to €36 million for the year ended December 31, 2017, from €32 million for the year ended December 31, 2016. Research and development expenses are presented net of €11 million and €10 million of research and development tax credits received in France for the years ended December 31, 2017 and 2016, respectively. Research and development expenses, excluding tax credits received were €17 million, €18 million, and €12 million for the P&ARP, A&T, and AS&I segments, respectively, in the year ended December 31, 2017.

Restructuring Costs

In the year ended December 31, 2017, restructuring costs amounted to €4 million and were primarily related to our restructuring activities of German and Swiss operations. Restructuring costs amounted to €5 million in the year ended December 31, 2016, and were primarily incurred in connection with restructuring activities at our Valais Switzerland and Muscle Shoals, Alabama operations.

Other Gains, net

	For the year ended December 31,
	2017	2016
(€ in millions)
Realized losses on derivatives	—	(62)
Unrealized gains on derivatives at fair value through profit and loss—net	57	71
Unrealized exchange losses/(gains) from the remeasurement of monetary assets and liabilities—net	(4)	3
Gains on pension plan amendments	20	—
Wise purchase price adjustment	—	20
Losses on disposal	(3)	(10)
Other—net	—	(1)

Total other gains, net	70	21

Other gains—net were €70 million for the year ended December 31, 2017 compared to Other gains—net of €21 million for the year ended December 31, 2016. Realized losses recognized upon the settlement of derivative instruments amounted to €0 million and €62 million in the years ended December 31, 2017 and 2016, respectively. Of these, realized gains on metal derivatives were €16 million for the year ended December 31, 2017 compared to realized losses €16 million in the year ended December 31, 2016 and realized losses on foreign exchange derivatives were €16 million and €46 million in the years ended December 31, 2017 and 2016, respectively.

Unrealized gains on derivative instruments amounted to €57 million in the year ended December 31, 2017 and were primarily comprised of €16 million of gains related to foreign exchange derivatives and €41 million of gains related to metal derivatives. Unrealized gains on derivative instruments amounted to €71 million in the year ended December 31, 2016 and were comprised of €40 million of gains related to foreign exchange derivatives and €31 million of gains related to metal derivatives.

In the year ended December 31, 2017, we recognized a €20 million net gain relating to benefit plan amendments in Switzerland and in the United States.

In the year ended December 31, 2016, we recognized a €20 million gain related to the finalization of the contractual price adjustment for the acquisition of Wise Metals.

Losses on disposal recognized in the year ended December 31, 2017 primarily related to the write-off of abandoned development projects in the A&T segment. Losses on disposal recognized in the year ended December 31, 2016 primarily related to the write-off of abandoned development projects in the P&ARP segment.

Finance Costs, net

Finance costs, net increased by €76 million, to €243 million for the year ended December 31, 2017, from €167 million for the year ended December 31, 2016. This increase primarily reflects €91 million of net loss on settlement of debt incurred in connection with the refinancing, in February 2017, of the $650 Wise Senior Secured Notes due 2018 and the refinancing, in November 2017, of i) our $425 million - 8.750% Senior Secured Notes due 2021, ii) our $400 million – 7.875% Senior Notes due 2023 and iii) our €240 million - 7.875% Senior Notes due 2023. The increase from these refinancing one-off costs was partially offset by lower interest costs resulting primarily from the refinancing of the Wise Senior Secured Notes in February 2017 and to a lesser extent to the refinancing of the Wise PIK Toggle Notes in December 2016.

In the year ended December 31, 2017, foreign exchange net gains from the revaluation of the portion of our U.S. dollar-denominated debt held by Euro functional currency entities amounted to €91 million and were largely offset by losses on derivative instruments entered into to hedge this exposure. In the year ended December 31, 2016, foreign exchange net losses from the revaluation of the portion of our U.S. dollar-denominated debt held by Euro functional currency entities amounted to €42 million and was offset by gains on derivative instruments entered into to hedge this exposure.

Share of loss of joint-ventures

Our share of loss of joint-ventures for the year ended December 31, 2017 amounted to €29 million compared to €14 million for the year ended December 31, 2016 and is comprised primarily of our share in the net results of Constellium-UACJ ABS LLC, which is accounted for under the equity method. We expect Constellium-UACJ ABS LLC to continue to incur losses over the next 12 to 24 months as it completes the ramp-up of its activities and the partners to make additional contributions to fund its operations.

Income Tax

Income tax for the year ended December 31, 2017 was an expense of €80 million for the year ended December 31, 2017 compared to an income tax expense of €69 million for the year ended December 31, 2016.

Our effective tax rate represented 163% of our income before income tax for the year ended December 31, 2017 and 106% of our income before tax for the year ended December 31, 2016. This change in our effective tax rate primarily reflects an increase in the composite statutory tax rate applicable by tax jurisdiction (the “blended tax rate”), from 25% in 2016 to 32% in 2017 and the impact of significant reconciling items in both years.

Our blended tax rate increased by approximately 7 percentage points in the year ended December 31, 2017 compared to the year ended December 31, 2016 as a result of changes in the geographical mix of our pre-tax results and a temporary increase the tax rate in France from 34.4% to 39.2% for fiscal year 2017.

The effective tax rate for the year ended December 31, 2017 applies to €49 million of pre-tax income and is significantly higher than our blended statutory tax rate primarily as a result of the unfavorable effect of unrecognized tax benefits for losses in jurisdictions where we believe it is more likely than not that we will not be able to utilize those losses and a €16 million unfavorable impact from the U.S. tax reform on deferred taxes.

The effective tax rate for the year ended December 31, 2016 applies to €65 million of pre-tax income and is significantly higher than our projected blended statutory tax rate primarily as a result of the unfavorable effect of unrecognized tax benefits for losses in jurisdictions where we believe it is more likely than not that we will not be able to utilize those losses.

Net Loss

As a result of the above factors, we recognized a net loss of €31 million, in the year ended December 31, 2017 compared to a net loss of €4 million in the year ended December 31, 2016.

Results of Operations for the years ended December 31, 2016 and 2015

	For the year ended December 31,
	2016		2015
	(€ in millions and as a % of revenues)
		%		%
Revenue	4,743	100%	5,153	100%
Cost of sales	(4,227)	89%	(4,703)	91%

Gross profit	516	11%	450	9%

Selling and administrative expenses	(254)	5%	(245)	5%
Research and development expenses	(32)	1%	(35)	1%
Restructuring costs	(5)	—	(8)	—
Impairment	—	—	(457)	9%
Other gains / (losses), net	21	—	(131)	3%

Income (loss) from operations	246	5%	(426)	8%
Finance costs, net	(167)	4%	(155)	3%
Share of loss of joint ventures	(14)	—	(3)	—

Income (loss) before income taxes	65	1%	(584)	11%
Income tax (expense)/benefit	(69)	1%	32	1%

Net loss	(4)	—	(552)	11%

Shipment volumes (in kt)	1,470	n/a	1,478	n/a
Revenue per ton (€ per ton)	3,227	n/a	3,486	n/a

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

This decrease in cost of sales was driven by the following:

•	A decrease of €384 million, or 12%, in the total cost of raw material and consumables used primarily reflecting a decrease in the costs per ton as a result of lower LME prices and regional premiums, compared to the prior year.

•	A decrease of €83 million, or 15%, in non-labor costs, primarily reflecting operational improvements, particularly at our Muscle Shoals facility, and the impact of non-recurring items related to the acquisition and integration of Wise Metals recognized in the prior year.

•	A decrease of €28 million, or 17%, in energy expense driven by lower electricity and natural gas prices.

•	An increase of €15 million, or 11%, in depreciation and amortization driven by increased investment in our production facilities in prior years to support our operations and respond to market demand.

Selling and Administrative Expenses

Selling and administrative expenses increased by 4%, or €9 million, to €254 million for the year ended December 31, 2016 from €245 million for the year ended December 31, 2015, driven by a €6 million increase in labor costs mostly due to inflation and €3 million of costs related to changes in the executive management team in the year ended December 31, 2016.

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

Restructuring Costs

In the year ended December 31, 2016, restructuring costs amounted to €5 million and were primarily related to a restructuring plan at our Muscle Shoals facility. Restructuring costs amounted to €8 million in the year ended December 31, 2015, and were primarily incurred in connection with restructuring activities at our Valais, Switzerland and Muscle Shoals, Alabama operations.

Impairment

Impairment charges of €457 million were recorded in the year ended December 31, 2015. The impairment charges recorded in 2015 are primarily comprised of a €400 million impairment related to our Muscle Shoals operations, within our P&ARP segment and a €49 million impairment related to our operations in Valais, Switzerland, within the AS&I and A&T segments.

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

Other gains—net were €21 million for the year ended December 31, 2016 compared to Other losses—net of €131 million for the year ended December 31, 2015. Realized losses recognized upon the settlement of derivative instruments amounted to €62 million and €93 million in the years ended December 31, 2016 and 2015, respectively. Of these, realized losses on metal derivatives were €16 million and €56 million in the years ended December 31, 2016 and 2015, respectively and realized losses on foreign exchange derivatives were €46 million and €37 million in the year ended December 31, 2016 and 2015, respectively.

Unrealized gains on derivative instruments amounted to €71 million in the year ended December 31, 2016 and were primarily comprised of €40 million of gains related to foreign exchange derivatives and €31 million of gains related to metal derivatives. Unrealized losses on derivative instruments amounted to €20 million in the year ended December 31, 2015 and were comprised of €10 million of losses related to foreign exchange derivatives and €10 million of losses related to metal derivatives.

In the year ended December 31, 2016, we recognized a €20 million gain related to the finalization of the contractual price adjustment for the acquisition of Wise Metals.

Losses on disposal and assets classified as held-for-sale recognized in the year ended December 31, 2016 primarily related to the write-off of abandoned development projects in the P&ARP segment. Losses on disposal and assets classified as held-for-sale recognized in the year ended December 31, 2015, primarily related to the write-down of assets at our plant in Carquefou, France upon our decision to sell the plant.

Finance Costs-Net

Finance costs—net increased by €12 million, to €167 million for the year ended December 31, 2016, from €155 million for the year ended December 31, 2015. This increase is mainly due to additional interest expense on our $425 million Senior Secured Notes, issued in March 2016.

In the year ended December 31, 2016, foreign exchange net losses from the revaluation of the portion of our U.S. dollar-denominated debt held by Euro functional currency entities amounted to €42 million and was offset by gains on derivative instruments entered into to hedge this exposure. In the year ended December 31, 2015, foreign exchange net losses from the revaluation of the portion of our U.S. dollar-denominated debt held by Euro functional currency entities amounted to €48 million and was offset by gains on derivative instruments entered into to hedge this exposure.

Finance costs, net in the year ended December 31, 2016 also included a €4 million net loss on the settlement of debt, which was comprised of a €2 million net loss on the early redemption of the Wise Senior PIK Toggle

Notes and the write-off of €2 million of unamortized arrangement fees upon cancellation of our Unsecured Revolving Credit Facility in March 2016.

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

Net Loss

As a result of the above factors, we recognized a net loss of €4 million, in the year ended December 31, 2016 compared to a net loss of €552 million in the year ended December 31, 2015.

Segment Results

Segment Revenue

The following table sets forth the revenues for our operating segments for the periods presented:

	For the year ended December 31,
	2017		2016		2015
	(millions of € and as a % of revenue)
P&ARP	2,812	54%	2,498	52%	2,748	53%
A&T	1,335	25%	1,302	27%	1,355	26%
AS&I	1,123	21%	1,002	21%	1,047	20%
Holdings and Corporate	13	0%	(11)	0%	29	1%

Inter-segment eliminations	(46)	—	(48)	—	(26)	—

Total revenues	5,237	100%	4,743	100%	5,153	100%

P&ARP. Revenues in our P&ARP segment increased by 13%, or €314 million, to €2,812 million in the year ended December 31, 2017, from €2,498 million for the year ended December 31, 2016, reflecting primarily higher revenue per ton driven by higher metal prices and relatively stable shipments. P&ARP shipments were in line with the prior year with a 5kt decrease, reflecting lower shipments in Packaging rolled products partially offset by a 45kt, or 40%, increase in Automotive rolled products shipments. Revenue per ton increased by 13% to €2,789 per ton in the year ended December 31, 2017 from €2,466 per ton in the year ended December 31, 2016, primarily as a result of higher LME and premium prices.

Revenues in our P&ARP segment decreased by 9%, or €250 million, to €2,498 million in the year ended December 31, 2016, from €2,748 million for the year ended December 31, 2015, reflecting primarily lower revenue per ton driven by lower metal prices and relatively stable shipments. P&ARP shipments declined slightly by 2%, or 22kt, reflecting lower shipments in Packaging rolled products, primarily as a result of lower foil stock demand, and in Specialty and other thin-rolled products. These decreases were partially offset by a 25kt, or 28%, increase in Automotive rolled products shipments. Revenue per ton decreased by 7% to €2,466 per ton in the year ended December 31, 2016 from €2,655 per ton in the year ended December 31, 2015, primarily as a result of decreases in LME and premium prices.

A&T. Revenue at our A&T segment increased by €33 million, or 3% to €1,335 million in the year ended December 31, 2017 from €1,302 million in the year ended December 31, 2016, reflecting relatively stable shipments and higher revenue per ton driven by higher metal prices. A&T shipments decreased by 2% or 5kt, reflecting a 12kt decrease in Aerospace rolled products shipments partially offset by higher shipments in Transportation, industry and other rolled products. Revenue per ton increased by 5% to €5,618 per ton in the year ended December 31, 2017 from €5,360 per ton in the year ended December 31, 2016, primarily reflecting higher LME and premium prices, partially offset by product mix effects.

Revenue at our A&T segment decreased by €53 million, or 4% to €1,302 million in the year ended December 31, 2016 from €1,355 million in the year ended December 31, 2015, reflecting lower revenue per ton driven by lower metal prices, a shift in a mix, partially offset by higher volumes. A&T shipments increased by 5% or 12kt, primarily as a result of higher shipments in Transportation, industry and other products. Revenue per ton decreased by 9% to €5,360 per ton in the year ended December 31, 2016 from €5,866 per ton in the year ended December 31, 2015, primarily reflecting lower LME and premium prices.

AS&I. Revenues in our AS&I segment increased by 12%, or €121 million, to €1,123 million for the year ended December 31, 2017, from €1,002 million for the year ended December 31, 2016, reflecting higher shipments and higher revenue per ton driven by higher metal price. AS&I shipments increased 9%, or 19kt, reflecting a 10% or 10kt increase in Automotive extruded products shipments and an 8% or 9kt increase in Other extruded products shipments. Revenue per ton increased by 3% to €4,756 per ton in the year ended December 31, 2017 from €4,608 per ton in the year ended December 31, 2016, reflecting higher LME and premium prices, partially offset by product mix effects.

Revenues in our AS&I segment decreased by 4%, or €45 million, to €1,002 million for the year ended December 31, 2016, from €1,047 million for the year ended December 31, 2015, reflecting lower revenue per ton driven by lower metal price, partially offset by increased volumes and favorable product mix. AS&I shipments increased 3%, or 5kt, reflecting higher shipments in both Other extruded products and Automotive extruded products.

Holdings and Corporate. Revenue in the Holdings and Corporate segment for the years ended December 31, 2017 are primarily related to metal sales to third parties. Revenue in the Holdings and Corporate segment for the year ended December 31, 2016, include a €20 million one-time payment recorded as reduction of revenue related to renegotiation of a contract with one of Wise’s customers, partially offset by metal sales to third parties.

Adjusted EBITDA

Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.

In considering the financial performance of the business, management analyzes the primary financial performance measure of Adjusted EBITDA in all of our business segments. Our Chief Operating Decision Maker (“CODM”) measures the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

We believe Adjusted EBITDA, as defined above, is useful to investors as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

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

The following table shows Constellium’s consolidated Adjusted EBITDA for the years ended December 31, 2017, 2016 and 2015:

	For the year ended December 31,
	2017		2016		2015
	(millions of € and as a % of revenue)
P&ARP	202	7%	201	8%	183	7%
A&T	133	10%	103	8%	103	8%
AS&I	119	11%	102	10%	80	8%
Holdings and Corporate	(23)	n.m.	(29)	n.m.	(23)	n.m.

Total Adjusted EBITDA	431	8%	377	8%	343	7%

n.m. not meaningful

Total Adjusted EBITDA for the year ended December 31, 2017 was €431 million, which represented a €54 million, or 14% increase compared to €377 million of total Adjusted EBITDA for the year ended December 31, 2016. This increase mainly reflected improved results at our A&T and AS&I segments.

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

The following table presents the primary drivers for changes in Adjusted EBITDA from the year ended December 31, 2016 to the year ended December 31, 2017 for each one of our three segments:

	P&ARP	A&T	AS&I
	(millions of €)
Adjusted EBITDA for the year ended December 31, 2016	201	103	102
Volume	(1)	(13)	27
Price and product mix	17	40	(12)
Costs	(10)	10	2
Foreign exchange and premium	(3)	(6)	—
Other changes	(2)	(1)	—

Adjusted EBITDA for the year ended December 31, 2017	202	133	119

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

P&ARP. Adjusted EBITDA at our P&ARP segment was €202 million for the year ended December 31, 2017 was comparable to €201 million in the year ended December 31, 2016. Adjusted EBITDA per metric ton for the year ended December 31, 2017 was relatively stable at €200 for the year ended December 31, 2017 compared to €199 for the year ended December 31, 2016, reflecting better price and mix offset by the impact of our ABS program in the US.

Adjusted EBITDA at our P&ARP segment was €201 million for the year ended December 31, 2016 which represented a 10% increase from €183 million in the year ended December 31, 2015, mostly attributable to operational improvements, particularly at Muscle Shoals, partially offset by a slight decrease in shipments and a decrease in price and mix. Adjusted EBITDA per metric ton for the year ended December 31, 2016 increased 13% from the prior year to €199.

A&T. Adjusted EBITDA was €133 million, an increase of 28% from the year ended December 31, 2016 and Adjusted EBITDA per metric ton increased 31% to €558 from €425 in the year ended December 31, 2016, primarily reflecting better price and mix and strong management of operating costs, partially offset by the impact of lower Aerospace rolled product volumes and foreign exchange and premium effects.

Adjusted EBITDA was €103 million for the year ended December 31, 2016 which was in line with the prior year as higher volumes and improved costs were offset by a less favorable product mix. Adjusted EBITDA per ton decreased 4% to €425 from €445 in the year ended December 31, 2015.

AS&I. Adjusted EBITDA was €119 million, a 16% increase from the same period in the prior year, reflecting higher volumes and solid cost control.

Adjusted EBITDA at our AS&I segment was €102 million for the year ended December 31, 2016, a strong increase of 27% from the prior year, reflecting increased volumes, and improved price and mix due to solid end market demand in both our automotive and industry end markets. Adjusted EBITDA per ton increased 24% to €471 per ton in the year ended December 31, 2016 as compared to the prior year.

Holdings and Corporate. Our Holdings and Corporate segment generated Adjusted EBITDA losses of €23 million and €29 million in the year ended December 31, 2017 and 2016, respectively. The decrease in Holdings and Corporate costs from period to period is notably attributable to additional costs incurred in 2016, in connection with changes in the executive management team.

Adjusted EBITDA at our Corporate and Holdings segment was a loss of €29 million, for the year ended December 31, 2016 compared to losses of €23 million in the year ended December 31, 2015. The increase in the loss in the year ended December 31, 2016 versus the year ended December 31, 2015 was attributable to additional costs incurred in 2016, in connection with changes in our executive management team.

The following table reconciles our net loss for each of the three years in the period ending December 31, 2017 to our Adjusted EBITDA for the years presented:

	For the year ended December 31,
	2017	2016	2015
(€ in millions)
Net loss	(31)	(4)	(552)
Net income from discontinued operations	—	—	—
Income tax expense / (benefit)	80	69	(32)
Finance costs, net	243	167	155
Share of loss of joint ventures	29	14	3
Depreciation and amortization	171	155	140
Impairment(a)	—	—	457
Restructuring costs	4	5	8
Unrealized (gains) / losses on derivatives	(57)	(71)	20
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	4	(3)	3
(Gains) / losses on pension plan amendments(b)	(20)	—	5
Share-based compensation	8	6	7
Metal price lag(c)	(22)	(4)	34
Start-up and development costs(d)	17	25	21
Manufacturing system and process transformation costs	2	5	11
Wise integration and acquisition costs	—	2	14
Wise one-time costs(e)	—	20	38
Wise purchase price adjustment(f)	—	(20)	—
Losses on disposals and assets classified as held for sale	3	10	5
Other(g)	—	1	6

Adjusted EBITDA	431	377	343

(a)	Includes mainly for the year ended December 31, 2015, an impairment charge of €400 million related to Muscle Shoals intangible assets and property, plant and equipment and €49 million related to Constellium Valais Property, plant and equipment.
(b)	For the year ended December 31, 2017, amendments to certain Swiss pension plan, U.S. pension plan and OPEB resulted in a €20 million net gain.
(c)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Company accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Company metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(d)	For the year ended December 31, 2017, start-up costs and development costs include mainly €16 million related to new projects in our AS&I operating segment. For the year ended December 31, 2016, and 2015, start-up and development costs included €20 million and €16 million related to ABS growth projects both in Europe and the United States.
(e)	For the year ended December 31, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal business terms. For the year ended December 31, 2015, Wise one-time costs related to non-cash step-up in inventory costs on the acquisition of Wise entities (effects of purchase price adjustment for €12 million), to losses incurred on the unwinding of Wise previous hedging policies (€4 million) and to Midwest premium losses (€22 million).
(f)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in 2016. We received a cash payment of €21 million and recorded a €20 million net gain.
(g)	For the year ended December 31, 2017, other includes €3 million of legal fees and lump-sum payments in connection with the renegotiation of a new 5-year collective bargaining agreement offset by accrual reversals of unused provisions related to one-time loss contingencies. For the year ended December 31, 2016, other includes individually immaterial other adjustments offset by €4 million of insurance proceeds.

Liquidity and Capital Resources

Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties.

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

It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we generally enter into combinations of forward contracts with financial institutions, selling forward U.S. dollars against Euros. In addition, as discussed in “Item 4. Information on the Company—B. Business Overview—Managing our Metal Price Exposure,” when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S. dollar appreciates versus the Euro or the LME price for aluminium falls, the derivative contracts related to transactional hedging entered into with financial institution counterparties will have a negative mark-to-market. We borrow in a combination of Euros and U.S. Dollars. When the external currency mix of our debt does not match exactly the mix of our assets, we use a combination of cross-currency swaps and forwards to balance the risk. We have bought forward significant U.S. Dollars versus the Euro for this purpose. As the U.S. Dollar depreciates against the Euro, the derivative contracts entered into with financial institutions will have a negative mark-to-market. Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Company from the potential margin calls for significant market movements, we maintain additional cash or availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor margin requirements on a daily basis for adverse movements in the U.S. dollar versus the Euro and in aluminium prices. No margins were posted at December 31, 2017 or December 31, 2016.

At December 31, 2017, we had €531 million of total liquidity, comprised of €269 million in cash and cash equivalents, €136 million of undrawn credit facilities under our Pan-U.S. ABL Facility, €71 million of undrawn credit facilities under our French Inventory Facility (as defined below), and €55 million available under our factoring arrangements.

At December 31, 2016, we had €537 million of total liquidity, comprised of €347 million in cash and cash equivalents, €150 million of undrawn credit facilities under our ABL facilities, €33 million available under our factoring arrangements, and €7 million under a revolving credit facility.

Cash Flows

The following table summarizes our operating, investing and financing activities for the years ended December 31, 2017, 2016 and 2015:

	For the year ended December 31,
	2017	2016	2015
	(€ in millions)
Net Cash Flows from/(used) in:
Operating activities	160	88	368
Investing activities	(292)	(365)	(722)
Financing activities	61	145	(165)

Net decrease in cash and cash equivalents, excludingthe effect of exchange rate changes	(71)	(132)	(519)

Net cash Flows from Operating Activities

Net cash from operating activities in the year ended December 31, 2017 increased by €72 million to €160 million, from an inflow of €88 million in the year ended December 31, 2016. The year over year increase in operating cash flows is attributable to an €108 million increase in cash flow from operating activities before working capital changes partially offset by a €36 million increase in cash flows used in working capital.

In the year ended December 31, 2017, cash flows used in working capital amounted to €78 million reflecting a €19 million increase in working capital before factoring and a €59 million negative cash effect from the reduction in non-recourse factoring in the period.

In the year ended December 31, 2016, cash flows used in working capital amounted to €42 million reflecting an €179 million increase in working capital before factoring, partially offset by €137 million of additional non-recourse factoring in the period.

Net Cash Flows used in Investing Activities

Cash flows used in investing activities in the year ended December 31, 2017 decreased by €73 million to €292 million from €365 million for the year ended December 31, 2016, mainly driven by lower capital expenditures. Capital expenditures of €276 million for the year ended December 31, 2017 decreased by €79 million from €355 million for the year ended December 31, 2016 and related primarily to recurring investment in our manufacturing facilities and our growth projects. Cash flows used in investing activities in the year ended December 31, 2017 also included €41 million of equity contributions and loans to joint ventures, related to Constellium – UACJ ABS LLC, our joint venture with UACJ.

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

Net Cash flows from / (used in) Financing Activities

Net cash flows from financing activities were €61 million for the year ended December 31, 2017, compared to €145 million for the year ended December 31, 2016.

Net cash flows from financing activities in the year ended December 31, 2017 reflect i) €610 million of net proceeds from the issuance, in February 2017, of our $650 million 6.625% Senior Notes due 2025,ii) €830 million of net proceeds from the issuance, in November 2017, of our $500 million 5.875% Senior Notes due 2026 and our €400 million 4,250% Senior Notes due 2026 and iv) €259 of net proceeds from the issuance of shares in November 2017. The net proceeds received from these transactions were partially offset by i) a €610 million outflow from the redemption in February 2017 of the $650 million 8.750% Wise Senior Secured Notes due 2018, ii)a €949 million outflow from the redemption, in November 2017, of the $425 million 7.875% Senior Secured Notes due 2021, the $400 million 8.000% Senior Notes due 2023 and the €240 million 7.000% Senior Notes due 2023 and iii) deferred financing costs and exit fees relating to these transactions for an amount of €118 million.

Net cash flows from financing activities in the year ended December 31, 2016 increased by €310 million to €145 million from an outflow of €165 million for the year ended December 31, 2015. Net cash provided by financing activities reflected the net impact of €375 million in proceeds from the issuance of the Constellium N.V. Senior Secured Notes in March 2016 and a €148 million outflow relating to the redemption of the Wise Senior PIK Toggle Notes in the fourth quarter of 2016. The outflow in the year ended December 31, 2016 also included €69 million in repayments made on the Wise ABL Facility (as defined below) and other loans.

Historical Capital Expenditures

The following table provides a breakdown of the historical capital expenditures for property, plant and equipment by segment for the periods indicated:

	For the year ended December 31,
	2017	2016	2015
	(€ in millions)
P&ARP	115	166	170
A&T	73	96	112
AS&I	83	84	60
Holdings and Corporate	5	9	8

Total capital expenditures	276	355	350

Our capital expenditures for the year ended December 31, 2017 reflected primarily our investments in automotive growth projects for both P&ARP and AS&I as well as sustaining projects across all segments.

The main projects undertaken during the year ended December 31, 2016 include our ABS investments in Europe and in the U.S., within the P&ARP segment, investments in our AS&I segment in response to OEM demand and capital investments projects, mainly at our Issoire and Ravenswood, West Virginia facilities, to support improved production capacity and manufacturing efficiency within the A&T segment.

As at December 31, 2017, we had €198 million of construction in progress which primarily related to our continued maintenance, modernization and expansion projects at our Muscle Shoals, Ravenswood, Neuf Brisach, Singen, Van Buren, Děčín, and Issoire facilities.

Our capital expenditures are expected to total approximately €1,400 million in the years ended December 31, 2018 to 2022, in the aggregate. We currently expect all of our capital expenditures to be financed with cash on hand and external financing.

Covenant Compliance

The indentures governing our outstanding debt securities contain no maintenance covenants but contain customary affirmative and negative covenants that, among other things, restrict, subject to certain exceptions, our ability and the ability of our subsidiaries, to incur or guarantee indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividends and other restricted payments.

The Pan-U.S. ABL Facility contains a financial covenant that provides that at any time during which borrowing availability thereunder is below 10% of the aggregate commitments under the Pan-U.S. ABL Facility, we will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 and a minimum Borrower EBITDA Contribution of 25%, in each case calculated on a trailing twelve month basis. “Borrower EBITDA Contribution” means, for any period, the ratio of (x) the combined EBITDA of the borrowers under the Pan-U.S. ABL Facility and their subsidiaries for such period, to (y) the consolidated EBITDA of the Company and its subsidiaries for such period. The Pan-U.S. ABL Facility also contains customary negative covenants on liens, investments and restricted payments related to Ravenswood and Muscle Shoals.

The Wise Factoring Facility contains customary covenants and the factors’ commitment to purchase the receivables is subject to the maintainance of certain credit rating levels.

The European Factoring Facilities contain customary covenants.

We were in compliance with our covenants at and for the years ended December 31, 2017 and 2016.

See “Item 10. Additional Information—C. Material Contracts” for a description of our significant financing arrangements.

Off-Balance Sheet Arrangements

As of December 31, 2017, we have no significant off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our estimated material contractual cash obligations and other commercial commitments at December 31, 2017:

		Cash payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(unaudited, € in millions)
Borrowings(1)	2,077	67	14	304	1,692
Interest(2)	788	103	221	200	264
Derivatives relating to currencies and metal	28	17	5	6	0
Operating lease obligations(3)	108	19	17	32	40
Capital expenditures	101	94	7	0	0
Finance leases	71	15	14	23	19

Total(4)	3,173	315	278	565	2,015

(1)	Borrowings include our Pan-U.S. ABL Facility which are considered short-term in nature and is included in the category “Less than 1 year.”
(2)	Interests accrue under the May 2014 Notes denominated in U.S. dollars at a rate of 5.750% per annum, under the May 2014 Notes denominated in euros at a rate of 4.625% per annum, under the February 2017 Notes at a rate of 6.625% per annum, under the November 2017 Notes denominated in U.S. dollars at a rate of 5.875%, per annum, and under the November 2017 Notes denominated in euros at a rate of 4.250% per annum.
(3)	Operating leases relate to buildings, machinery and equipment.
(4)	Retirement benefit obligations of €664 million are not presented above as the timing of the settlement of this obligation is uncertain.

Environmental Contingencies

Our operations, like those of many other basic industries, are subject to federal, state, local and international laws, regulations and ordinances. These laws and regulations (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as waste handling and disposal practices and (ii) impose liability for costs of cleaning up, and certain damages resulting from, spills, disposals or other releases or regulated materials. From time to time, our operations have resulted, or may result, in certain noncompliance with applicable requirements under such environmental laws. To date, any such noncompliance with such environmental laws has not had a material adverse effect on our financial position or results of operations.

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

For the year ended December 31, 2017, the total expense recognized in the income statement in relation to all our pension and post-retirement benefits was €24 million (compared to €51 million for the year ended December 31, 2016). In 2017, we amended some pension plans in Switzerland and in the U.S. which resulted in the recognition of a €20 million gain. At December 31, 2017, the fair value of the plans assets was €387 million (compared to €391 million as of December 31, 2016). At December 31, 2017, the present value of our obligations amounted to €1,051 million (compared to €1,126 million as of December 31, 2016), resulting in an aggregate plan deficit of €664 million and €735 million as of December 31, 2017 and 2016, respectively.

Our estimated funding for our funded pension plans and other post-retirement benefit plans is based on actuarial estimates using benefit assumptions for discount rates, rates of compensation increases, and health care cost trend rates. The deficit related to the funded pension plan and the present value of the unfunded obligations as of December 31, 2017 were €304 million and €360 million, respectively. The deficit related to funded pension plan and other benefits and the present value of the unfunded obligations as of December 31, 2016 were €330 million and €405 million, respectively. Estimating when the obligations will require settlement is not practicable and therefore these have not been included in the Contractual Obligations table above.

Contributions to pension and other benefit plans totaled €47 million for the year ended December 31, 2017, compared to €48 million for the year ended December 31, 2016.

Contributions to our multi-employer plans amounted to approximately €3 million for each of the two years ended December 31, 2017 and 2016.

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

The following table provides information regarding the members of our board of directors as of the date of this Annual Report (ages are given as of December 31, 2017). The business address of each of our directors listed below is c/o Constellium, Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Name	Age	Position	Date of Appointment	Current Term
Richard B. Evans	70	Chairman	January 5, 2011	2016-2019
Guy Maugis	64	Director	January 5, 2011	2017-2019
Philippe Guillemot	58	Director	May 21, 2013	2017-2018
Werner P. Paschke	67	Director	May 21, 2013	2017-2019
Michiel Brandjes	63	Director	June 11, 2014	2017-2018
Peter F. Hartman	68	Director	June 11, 2014	2016-2018
John Ormerod	68	Director	June 11, 2014	2017-2018
Lori A. Walker	60	Director	June 11, 2014	2017-2018
Martha Brooks	58	Director	June 15, 2016	2017-2018
Jean-Marc Germain	51	Director	June 15, 2016	2017-2020
Nicolas A. Manardo	39	Director	June 15, 2017	2017-2018

Pursuant to a shareholders agreement between the Company and Bpifrance, Mr. Manardo was selected to serve as a director by Bpifrance in 2017. Mr. Maugis no longer serves in that capacity.

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

Philippe Guillemot. Mr. Guillemot has served as a non-executive director since May 2013. He has nearly thirty-five years of experience in Automotive, Energy and the Telecom industry, where he held CEO and COO positions leading many successful transformations. In December 2017, Mr. Guillemot was appointed CEO of Elior Group, a concession and contract catering leader. Prior to that, Mr. Guillemot served as Chief Operating Officer of Alcatel-Lucent until a successful turnaround led to Nokia’s full acquisition at the end of 2016. From April 2010 to February 2012, he served as Chief Executive Officer of Europcar Group. From 2010 to 2012, Mr. Guillemot served as a director and audit committee member of Visteon Corp. Mr. Guillemot served as Chairman and CEO of Areva T&D from 2004 to 2010, and as division Vice President at Valeo and then Faurecia from 1998 to 2003. Mr. Guillemot began his career at Michelin, where he held various positions in quality and production at sites in Canada, France and Italy. He was a member of Booz Allen Hamilton’s Automotive Practice from 1991 to 1993 before returning to Michelin to serve as an operations manager, director of Michelin Group’s restructuring in 1995-1996, Group Quality Executive Vice-President, Chief Information Officer and member of the Group Executive Committee. Mr. Guillemot received his undergraduate degree in 1982 from Ecole des Mines in Nancy and received his MBA from Harvard Business School in Cambridge, MA in 1991.

Werner P. Paschke. Mr. Paschke has served as a non-executive director since May 2013. From 2008 until April 2017, he served as an independent director of Braas Monier Building Group, Luxembourg, where he chaired the Audit Committee. He is an Advisory Board Member for Weber Automotive GmbH. In previous years, he served on the Supervisory Boards of Conergy Aktiengesellschaft, Hamburg, Coperion GmbH, Stuttgart and several smaller companies. From 2003 to 2006, he was Managing Director and Chief Financial Officer of Demag Holding in Luxembourg, where he actively enhanced the value of seven former Siemens and Mannesmann Units. From 1992 to 2003, he worked for Continental Aktiengesellschaft in Hannover/Germany,

and since 1993 as Generalbevollmächtigter responsible for corporate controlling plus later, accounting. From 1989 to 1992, he served as Chief Financial Officer for General Tire Inc., in Akron/Ohio, USA. From 1973 to 1987, he held different positions at Continental AG in finance, distribution, marketing and controlling. Mr. Paschke studied economics at Universities Hannover, Hamburg and Münster/Westphalia, where he graduated as Diplomkaufmann in 1973. He is a 1993 graduate of the International Senior Management Program at Harvard Business School.

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

Peter F. Hartman. Mr. Hartman has served as a non-executive director since June 2014. He served as Vice Chairman of Air France KLM from July 2013 until May 2017. He also serves as member of the supervisory boards of Fokker Technologies Group B.V since 2013 (chairman since 2016), Air France KLM S.A. since 2010 (member of the audit committee from July 2016 until May 2017), Royal KPN N.V. since April 2015 (chairman of the remuneration committee) and Texel Airport N.V. since mid-2013 (chairman since January 2014). Previously, Mr. Hartman served as President and CEO of KLM Royal Dutch Airlines from 2007 to 2013, and as member of the supervisory boards of Kenya Airways from 2004 to 2013, Stork B.V. from 2008 to 2013, CAI Compagnia Aerea Italiana S.p.A. from 2009 to January 2014, Delta Lloyd Group N.V. from 2010 to May 2014 and Royal Ten Cate N.V. from July 2013 to February 2016. Mr. Hartman received a Bachelor’s degree in Mechanical Engineering from HTS Amsterdam, Amsterdam and a Master’s degree in Business Economics from Erasmus University, Rotterdam.

John Ormerod. Mr. Ormerod has served as a non-executive director since June 2014. Mr. Ormerod is a chartered accountant and worked for over 30 years in public accounting firms. He served for 32 years at Arthur Andersen, serving in various client service and management positions, with last positions held from 2001 to 2002 serving as Regional Managing Partner UK and Ireland, and Managing Partner (UK). From 2002 to 2004, he was Practice Senior Partner for London at Deloitte (UK) and was member of the UK executives and Board. Mr. Ormerod is a graduate of Oxford University. Mr. Ormerod currently serves in the following director positions: since 2006, as non-executive director of the audit committee of Gemalto N.V., where he also served as its Chairman until September 2017, and as member of the compensation committee; since 2008, as non-executive director of ITV plc, and as member of the remuneration and nominations committees, and as Chairman of the audit committee since 2010. Until December 31, 2015, Mr. Ormerod served as a non-executive director of Tribal Group plc., as member of the audit, remuneration and nominations committees and as Chairman of the board. Mr. Ormerod served as non-executive director and Chairman of the audit committee of Computacenter plc., and as member of the remuneration and nominations committees until April 1, 2015. Mr. Ormerod also served as a senior independent director of Misys plc. from 2006 to 2012, and as Chairman of the audit committee from 2005 to 2012.

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

Jean-Marc Germain. Mr. Germain has served as an executive director since June 2016 and as our Chief Executive Officer since July 2016. Prior to joining Constellium, Jean-Marc Germain was Chief Executive Officer of Algeco Scotsman, a Baltimore-based leading global business services provider focused on modular space and secure portable storages. Previously, Mr. Germain held numerous leadership positions in the aluminium industry, including senior executive roles in operations, sales & marketing, financial planning and strategy with Pechiney, Alcan and Novelis. His last position with Novelis from 2008 to 2012 was as President for North American operations. Earlier in his career, he held a number of international positions with Bain & Company and GE Capital. Mr. Germain is a graduate of Ecole Polytechnique in Paris, France and a dual French and American citizen.

Nicolas A. Manardo. Mr. Manardo was appointed as a non-executive director in June 2017. Since January 2018, Mr. Manardo has served as Managing Director at LBO France, a leading private equity sponsor in France. Prior to that, he was in charge of the Mid Cap Private Equity Investments at Bpifrance Investissement, a position held since 2009. Mr. Manardo is also a Director of Imalliance SA, and is an observer on the Supervisory Board of STMicroelectronics N.V. Mr. Manardo has held senior positions at Lazard and Société Générale CIB in the U.S. and Europe and various financial positions at Saint Gobain in Latin America and Europe. Mr. Manardo graduated from the ESCP Europe Business School in Paris in 2000.

The following persons are our officers as of the date of this Annual Report (ages are given as of December 31, 2017). The business address of each of our officers listed below is c/o Constellium, Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Name	Age	Title
Jean-Marc Germain	51	Chief Executive Officer
Peter R. Matt	55	Executive Vice President and Chief Financial Officer
Peter Basten	42	President, Packaging and Automotive Rolled Products business unit
Ingrid Joerg	48	President, Aerospace and Transportation business unit
Paul Warton	56	President, Automotive Structures and Industry business unit
Jack Clark	58	Senior Vice President Manufacturing Excellence and Chief Technical Officer
Philip Ryan Jurkovic	46	Senior Vice President and Chief Human Resources Officer
Nicolas Brun	51	Senior Vice President, Public Affairs and Communications
Jeremy Leach	55	Senior Vice President and Group General Counsel

The following paragraphs set forth biographical information regarding our officers (other than Mr. Germain, whose biographical information is set forth above in the description of biographical information of our directors):

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

Peter Basten. Mr. Basten has served as President of the Packaging and Automotive Rolled Products business unit since September 2017. He previously served as our Executive Vice President, Strategy, Business Development, Research & Development since 2016, and prior to that as our Vice President, Strategy and Business Planning, the Managing Director of Soft Alloys Europe at our Automotive Structures and Industry Business Unit and our Vice President Strategic Planning & Business Development. Mr. Basten joined Alcan in 2005 as the Director of Strategy and Business Planning at Alcan Specialty Sheet, and became Director of Sales and Marketing in 2008, responsible for the aluminium packaging applications markets. Prior to joining Alcan, Mr. Basten worked as a consultant at Monitor Group, a Strategy Consulting firm. His assignments ranged from developing marketing, corporate, pricing and competitive strategy to M&A and optimizing manufacturing operations. Mr. Basten holds degrees in Applied Physics (Delft University of Technology, Netherlands) and Economics & Corporate Management (ENSPM, France).

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

Paul Warton. Mr. Warton has served as President of our Automotive Structures & Industry business unit since January 2011, and previously held the same role at Alcan Engineered Products since November 2009. Mr. Warton joined Alcan Engineered Aluminum Products in November 2009. Following manufacturing, sales and management positions in the automotive and construction industries, he spent 17 years managing aluminium extrusion companies across Europe and in China. He has held the positions of President Sapa Building Systems & President Sapa North Europe Extrusions during the integration process with Alcoa soft alloy extrusions. Mr. Warton served on the Building Board of the European Aluminium Association (“EAA”) and was Chairman of the EAA Extruders Division. He holds an MBA from London Business School.

Jack Clark. Mr. Clark has served as our Senior Vice President Manufacturing Excellence and Chief Technical Officer since October 2016. In this role, Mr. Clark is responsible for research and technology at Constellium and supervises all EHS, Lean Continuous Improvement activities as well as Engineering, Reliability and CAPEX planning and execution. Prior to joining Constellium, Mr. Clark was Senior Vice President and Chief Technical Officer of Novelis. Mr. Clark graduated from Purdue University in Engineering and has more than 30 years of industry experience with Alcoa and Novelis on three continents.

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

Nicolas Brun. Mr. Brun has served as our Senior Vice President, Public Affairs and Communications since September 2017 and was previously our Vice President, Communications since January 2011. He previously held the same role at Alcan Engineered Products since June 2008. From 2005 through June 2008, Mr. Brun served in the roles of Vice President, Communications for Thales Alenia Space and also as Head of Communications for Thales’ Space division. Prior to 2005, Mr. Brun held senior global communications positions as Vice President External Communications with Alcatel, Vice President Communications Framatome ANP/AREVA, and with the Carlson Wagonlit Travel Group. Mr. Brun is currently President of Constellium Neuf-Brisach SAS since January 1, 2015. Mr. Brun attended University of Paris-La Sorbonne and received a degree in economics. He has a master’s degree in corporate communications from Ecole Française des Attachés de Presse and a certificate in marketing management for distribution networks from the Ecole Supérieure de Commerce in Paris.

Jeremy Leach. Mr. Leach has served as our Senior Vice President and Group General Counsel and Secretary to the Board of Constellium since January 2011 and previously was Vice President and General Counsel at Alcan Engineered Products. Mr. Leach joined Pechiney in 1991 from the international law firm Richards Butler (now Reed Smith). Prior to becoming General Counsel at Alcan Engineered Products, he was the General Counsel of Alcan Packaging and held various senior legal positions in Rio Tinto, Alcan and Pechiney. He has been admitted in a number of jurisdictions, holds a law degree from Oxford University (MA Jurisprudence) and an MBA from the London Business School.

B.	Compensation

Non-Executive Director Compensation

For 2017, each of our non-executive directors was paid an annual retainer of €60,000 and received €2,000 for each meeting of the board of directors they attended in person and €1,000 for each meeting they attended by telephone. In addition, the Chairman of the audit committee received an annual retainer of €15,000, and the Chairman of each of the human resources and remuneration, the environment, health and safety and the nominating/governance committees received an annual retainer of €8,000.

Mr. Evans, as Chairman of the board of directors, a position to which he was appointed on December 6, 2012, was paid an additional €60,000 per year for his services.

In addition, on June 15, 2017, our non-executive directors received a grant of restricted stock units (“RSUs”) having a grant date fair value equal to $50,000 for the Chairman of the Board and $40,000 for each other non-executive director.

The RSUs vest in equal installments on each of the first and second anniversaries of the grant date, subject to the recipient’s continuous service on the Board through the applicable anniversary.

The directors of the Board have not entered into any service contracts with the Company that provide for benefits upon termination of employment.

The following table sets forth the remuneration due in respect of our 2017 fiscal year to our non-executive directors:

Name	Annual Director Fees	Board/ Committee Attendance Fees	Equity Award 2017 Grant(1)	Total
Richard B. Evans	€128,000	€29,000	€44,780	€201,780
Guy Maugis	€68,000	€21,000	€35,824	€124,824
Philippe Guillemot	€60,000	€23,000	€35,824	€118,824
Michiel Brandjes	€60,000	€20,000	€35,824	€115,824
Werner P. Paschke	€75,000	€24,000	€35,824	€134,824
Peter F. Hartman	€68,000	€19,000	€35,824	€122,824
John Ormerod	€60,000	€32,000	€35,824	€127,824
Lori A. Walker	€60,000	€28,000	€35,824	€123,824
Martha Brooks	€60,000	€31,000	€35,824	€126,824
Nicolas A. Manardo(2)	€—	€—	€—	€—
Total	€639,000	€227,000	€331,372	€1,197,372

(1)	The amount reported in this column represents the grant date fair value of RSU awards granted on June 15, 2017, computed in accordance with IFRS 2. On June 15, 2017, Mr. Evans was granted 7,353 RSUs and all other non-executive directors, except for Mr. Manardo, were granted 5,882 RSUs each. The RSUs vest 50% on each of the first two anniversaries of the date of the grant date, subject to continued service. Amounts have been converted to Euros based on an exchange rate of 0.8956 Dollars to Euros to reflect the equivalent of $ 50,000 for the Chairman and $ 40,000 for each other non-executive directors, except for Mr. Manardo. See also Note 28 of the Consolidated Financial Statements.
(2)	Mr. Manardo did not receive any fees for his services.

Officer Compensation

The table below sets forth the remuneration paid during our 2017 fiscal year to certain of our executive officers. They include Jean-Marc Germain, our Chief Executive Officer, Peter Matt, our Chief Financial Officer, Paul Warton, our President Automotive Structures & Industry, Ingrid Joerg, our President Aerospace & Transportation, Arnaud Jouron, our President Packaging & Automotive Rolled Products until September 30, 2017, and Peter Basten, our President Packaging & Automotive Rolled Products as of October 1, 2017. The remuneration information for our executive officers other than our Chief Executive Officer Jean-Marc Germain is presented on an aggregate basis in the row “Other Executive Officers” in the table below.

Name	Base Salary Paid	Bonus EPA Paid(1)	Equity Awards(2)	Pension(3)	Other Compensation(4)	Total(5)
Jean-Marc Germain	€862,681	€505,127	€3,329,186	€21,556	€24,405	€4,742,955
Other Executive Officers (Peter Matt, Paul Warton, Ingrid Joerg, Arnaud Jouron, and Peter Basten)	€2,334,023	€1,962,713	€3,049,079	€224,487	€852,879	€8,423,181

(1)	Due to his departure and as part of his termination arrangement with the Company, Mr. Jouron received both an annual bonus under the EPA in respect of 2016 and an annual bonus under the EPA in respect of 2017 (with applicable performance objectives for the latter deemed satisfied at target (100%) level).
(2)

The amount reported as Equity Awards represents the grant date fair value of the awards granted in 2017, computed in accordance with IFRS 2. Jean-Marc Germain was granted the following in July 2017: (a) 216,943 performance-based restricted stock units (“PSUs”); and (b) 110,667 RSUs. Our other executive officers listed were granted, in the aggregate, 198,690 PSUs and 101,356 RSUs. The PSUs vest on the third anniversary of the date of grant, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0 - 200% (based on actual performance). RSUs vest 100% on the third anniversary of the date of grant, subject to continued service. See hereafter “2017 Long-Term Incentive Plan” for description of market-related performance conditions. See also Note 28 of the Consolidated Financial Statements for more information.
(3)	Pension represents amounts contributed by the Company during the 2017 fiscal year to the U.S. and Swiss governments as part of the employer overall pension requirements apportioned to the base salary of these individuals.
(4)	Other compensation for Jean-Marc Germain includes car allowance, parking and premium for health and life insurances. Other compensation for the Ms. Joerg as well as for the Messrs. Matt, Warton, Jouron and Basten includes car allowance, lunch allowance, tax services and premiums for health care. Due to his departure, Mr Jouron received a one-time payment of approximately €774,000, consisting of severance payment, outplacement, relocation, tax services and payout of unused vacation.
(5)	The total remuneration paid to such executive officers, including Mr. Germain and Mr. Matt, during our 2017 fiscal year amounted to €6,787,871, consisting of (i) an aggregate base salary of €3,196,704, (ii) aggregate short-term incentive compensation of €2,467,840, and (iii) aggregate other compensation in an amount equal to €877,284. The total amount contributed to the value of the pensions for such executive officers was €246,043. These amounts for individuals who were not in an executive officer function for all of 2017 are prorated.

Below is a brief description of the compensation and benefit plans in which our executive officers participate.

2017 Employee Performance Award Plan

Each of our executive officers, among other selected employees, participates in the Employee Performance Award Plan (which we refer to as the “EPA”). The EPA is an annual cash bonus plan intended to provide performance-related award opportunities to employees contributing substantially to the success of Constellium. Under the EPA, participants are provided opportunities to earn cash bonuses (expressed as a percentage of base salary, and paid in the year following the performance period) based on the level of achievement of certain Financial and EHS Objectives as approved by our human resources and remuneration committee for the applicable annual performance period, as well as Individual Objectives established by the applicable participant’s supervisor (as described below).

The three components of bonuses awarded under the EPA for 2017 had the following weights:

•	Financial Objectives — 70%;

•	EHS Objective — 10%; and

•	Individual Objectives — 20%.

The Financial Objectives are calculated on an annual basis and take into account two components as defined and reported by the Company’s corporate controller: Adjusted EBITDA (50%) and Trade Working Capital Days (20%). To promote synergies throughout the Company, the EPA is designed to encourage individual plants, business units and our corporate division to work closely together to achieve common strategic, operating and financial goals. Therefore, the Financial Objectives are defined, depending on the level of the employee, on one or more financial results of either Constellium Group, business unit, operating unit or site, or a combination of some or all of the foregoing.

The EHS Objective is measured on an annual basis for Constellium and its subsidiaries. In case of a fatality or type I (major) environmental event, the payout for the EHS Objective is zero, both for employees of the concerned business unit and the operating unit/site and for employees on Group level. This substantial impact on EPA payout reflects the fact that the safety of our employees is our number one priority.

The Individual Objectives are evaluated annually via the Performance Management Program, and achievement against these objectives is used to determine the percentage attained of the Individual Objectives target.

The payout scale defines the performance levels and resulting payouts. Achieving target performance results in a payout at 100% of the target amount. Overall payout can range from 0% to 150% of the target amount.

The threshold performance level for the Financial Objectives is typically set at 80% of the target level. If threshold performance is not achieved, there is no bonus payout. Between threshold performance and target performance, payouts increase linearly from 0% to 100%. With regard to Adjusted EBITDA, the maximum performance level is set at 110% of the target level. Achieving 110% of the target level results in a payout of 150%, with linear interpolation (meaning each percentage point higher than 100% adds additional payout of 5%). With regard to Trade Working Capital Days, achieving performance higher than target level for one day results in a payout of 150%.

The Financial Objectives for corporate functions are capped at the highest payout in one of the business units.

The EPA 2017 was applicable to approximately 1,200 employees worldwide. For its payout in 2018, the following results were earned by our employees:

•	Financial Objectives: The payout ranged from 41% - 142%.

•	EHS Objective: The payout ranged from 0% to 150%.

•	Individual Objectives: The payout ranged from 0% to 150%. The payout for Mr. Germain was 130%.

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

The Constellium 2013 Equity Plan provides for a variety of awards, including “incentive stock options” (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) (“ISOs”), nonqualified stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance units, other stock-based awards or any combination of those awards. The Constellium 2013 Equity Plan provides that awards may be made under the plan for 10 years. We have reserved a total of 7,292,291 ordinary shares for issuance under the Constellium 2013 Equity Plan, subject to adjustment in certain circumstances to prevent dilution or enlargement.

Administration

The Constellium 2013 Equity Plan is administered by our human resources and remuneration committee. The board of directors or the human resources and remuneration committee may delegate administration to one or more members of our board of directors. The human resources and remuneration committee has the power to interpret the Constellium 2013 Equity Plan and to adopt rules for the administration, interpretation and application of the Constellium 2013 Equity Plan according to its terms. The human resources and remuneration committee determines the number of our ordinary shares that will be subject to each award granted under the

Constellium 2013 Equity Plan and may take into account the recommendations of our senior management in determining the award recipients and the terms and conditions of such awards. Subject to certain exceptions as may be required pursuant to Rule 16b-3 under the Exchange Act, if applicable, our board of directors may, at any time and from time, to time exercise any and all rights and duties of the human resources and remuneration committee under the Constellium 2013 Equity Plan.

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

Our human resources and remuneration committee has the discretion, subject to the limitations of the Constellium 2013 Equity Plan and applicable laws, to grant awards under the plan (except that only our employees may be granted ISOs).

Stock Options

Subject to the terms and provisions of the Constellium 2013 Equity Plan, stock options to purchase our ordinary shares may be granted to eligible individuals at any time and from time to time as determined by our human resources and remuneration committee. Stock options may be granted as ISOs, which are intended to qualify for favorable treatment to the recipient under U.S. federal tax law, or as nonqualified stock options, which do not qualify for this favorable tax treatment. Subject to the limits provided in the Constellium 2013 Equity Plan, our human resources and remuneration committee has the authority to determine the number of stock options granted to each recipient. Each stock option grant is evidenced by a stock option agreement that specifies the stock option exercise price, whether the stock options are intended to be incentive stock options or nonqualified stock options, the duration of the stock options, the number of shares to which the stock options pertain, and such additional limitations, terms and conditions as our human resources and remuneration committee may determine.

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

Restricted Stock Units

The Constellium 2013 Equity Plan authorizes our human resources and remuneration committee to grant RSUs. RSUs are not ordinary shares and do not entitle the recipient to the rights of a shareholder, although the award agreement may provide for rights with respect to dividend equivalents. The recipient may not sell, transfer, pledge or otherwise encumber RSUs granted under the Constellium 2013 Equity Plan prior to their vesting. RSUs may be settled in cash, ordinary shares or a combination thereof as provided in the applicable award agreement, in an amount based on the fair market value of an ordinary share on the settlement date.

Performance-Based Restricted Stock Units

The Constellium 2013 Equity Plan provides for the award of PSUs that are valued by reference to a designated amount of cash or to property other than ordinary shares. The payment of the value of a PSU is conditioned upon the achievement of performance goals set by our human resources and remuneration committee in granting the PSU and may be paid in cash, ordinary shares, other property or a combination thereof. Any terms relating to the termination of a participant’s employment will be set forth in the applicable award agreement.

Other Stock-Based Awards

The Constellium 2013 Equity Plan also provides for the award of ordinary shares and other awards that are valued by reference to our ordinary shares, including unrestricted stock, dividend equivalents and convertible debentures.

Performance Goals

The Constellium 2013 Equity Plan provides that performance goals may be established by our human resources and remuneration committee in connection with the grant of any award under the Constellium 2013 Equity Plan.

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

2017 Long-Term Incentive Plan

In 2017, our human resources and remuneration committee approved a redesign of our Long-Term Incentive Plan (which we refer to as the “2017 LTIP”). For our executive officers, as well as for other selected employees, awards consisted of PSUs and RSUs. These awards were granted on July 31, 2017, and are subject to a three-year cliff vesting period, the participant’s continued service through the vesting, and for PSUs, certain market-related performance conditions being satisfied. For other selected employees, awards consisted of RSUs only.

With regard to PSUs, for the purposes of computing the Constellium Total Shareholder Return (the “Constellium TSR”), (i) the stock price at the beginning of the performance period is deemed to be the average closing share price for the 20 trading days preceding the grant date, and (ii) the stock price at the end of the performance period is deemed to be the average closing share price for the 20 trading days preceding the third anniversary of the grant date. Constellium measures itself against a peer group consisting of the S&P 400 Materials Index and the S&P 600 Materials Index. The 20-day average starting point of a Constellium share for the July 31, 2017 grant date is $7.83. The level of achievement shall be determined by comparing the Constellium TSR to the average of the TSRs of the two indices indicated above as follows:

•	If the Constellium TSR is below the average of the two median TSRs, no PSUs will vest.

•	If the Constellium TSR is at the average of the two median TSRs, 100% of the target PSUs will vest.

•	If the Constellium TSR is at or above the average of the two 75th percentile TSRs, 200% of the target PSUs will vest.

•	If the Constellium TSR is between the average of the two median TSRs and the average of the two 75th percentile TSRs, then the number of PSUs will be determined by linear interpolation on a straight line basis.

•	If the Constellium TSR is negative, the number of PSUs that vest will be capped at 100% of target.

For the purposes of the 2017 LTIP, certain thresholds of the Change in Control definition and vesting criteria in the Constellium 2013 Equity Plan were modified. For more information, see Exhibit 10.7 of our Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221.

Employment and Service Arrangements

Constellium is party to employment or services agreements with each of its officers. In general, the Company may terminate its officers’ employment or services for “cause” upon advance written notice, without compensation, for certain acts of the officer. Each officer may terminate his or her employment at any time upon advance written notice to Constellium. In the event that the officer’s employment or services is terminated by Constellium without cause or, in the case of certain executives, by him for “good reason,” the officer is entitled to certain payments as provided by applicable laws or collective bargaining agreements or as otherwise provided under the applicable employment or services agreements. Except for the foregoing, our officers are not entitled to any severance payments upon the termination of their employment or services for any reason.

Under such employment and services agreements, each of the officers has also agreed not to engage or participate in any business activities that compete with Constellium or solicit its employees or customers for (depending on the officer) up to two years after the termination of the employment or services. The officers have further agreed not to use or disseminate any confidential information concerning Constellium as a result of performing their duties or using Constellium resources during their employment or services.

Contracts with certain of our executive officers are described below.

Employment Agreement with Jean-Marc Germain

The Company entered into an employment agreement with Jean-Marc Germain, dated April 25, 2016. The employment agreement with Mr. Germain provides for an annual base salary of $950,000 per year until March 31, 2017, which amount was raised to $980,000 per year as of April 1, 2017, a target annual bonus of 120% of base salary, and a maximum annual bonus of 180% of base salary. In addition, as described above, Mr. Germain was granted the following equity awards in July 2017: (1) 216,943 PSUs and (2) 110,667 RSUs. The PSUs vest on the third anniversary of the grant date, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0-200% (based on actual performance). RSUs vest 100% on the third anniversary of the date of grant, subject to continued service.

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

Employment Agreement with Peter Matt

The Company entered into an employment agreement with Peter Matt, dated as of October 26, 2016. The employment agreement with Mr. Matt provides for an annual base salary of $600,000 (for 2017), a target annual bonus of 90% of base salary, and a maximum annual bonus of 135% of base salary. In addition, Mr. Matt was granted the following equity awards in July 2017: (1) 71,946 PSUs and (2) 36,701 RSUs. The PSUs vest on the third anniversary of the grant date, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0-200% (based on actual performance). RSUs vest 100% on the third anniversary of the date of grant, subject to continued service.

If Mr. Matt is terminated by the Company without “cause” or he resigns for “good reason” (each as defined in the employment agreement), he will be entitled to receive, subject to his execution and non-revocation of a general release of claims, (1) cash severance in an amount equal to the sum of his base salary and target annual bonus and (2) six months of continued welfare benefits at the Company’s expense. The employment agreement also includes a perpetual confidentiality covenant and 12-month post-termination non-competition and non-solicitation covenants. If Mr. Matt’s employment is terminated without “cause,” the Company will also offer Mr. Matt an additional amount equal to 50% of the sum of his base salary, target annual bonus, and vacation pay in consideration for his agreeing to not compete.

C.	Board Practices

Our board of directors (the “Board”) currently consists of 11 directors, less than a majority of whom are citizens or residents of the United States. The Board held eight meetings in 2017.

We currently have a one-tier Board consisting of one Executive Director and ten Non-Executive Directors (each, a “Director”). For a listing of the current terms of service of our Directors, see “—A. Directors and Senior Management” above. Under Dutch law, the Board is responsible for our policy making and day-to-day management. The Non-Executive Directors supervise and provide guidance to the Executive director. None of our Non-Executive Directors have an employment arrangement with the Company. Each Director owes a duty to us to properly perform the duties assigned to him/her and to act in our corporate interest. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

The Management and Supervision Act (Wet bestuur en toezicht) strives for a balanced composition of management and supervisory boards of “large” companies, such as Constellium, to the effect that at least 30% of the positions on the management and supervisory boards of such companies were held by women and at least 30% by men. There is no legal sanction if the composition of such company’s board is not balanced in accordance with the Act. An appointment contrary to these rules is therefore not null and void. However, in such case, the company has to explain any noncompliance with the 30% criteria in its annual report. The explanation has to include the reasons for noncompliance and the actions the company intended to take in order to comply in the future.

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

Director Independence

As a foreign private issuer under the NYSE rules, we are not required to have independent Directors on our Board, except to the extent that our audit committee is required to consist of independent Directors. However, our Board has determined that, under current NYSE listing standards regarding independence (which we are not currently subject to), and taking into account any applicable committee standards, as of December 31, 2017, Messrs. Evans, Brandjes, Guillemot, Hartman, Maugis, Ormerod, Paschke, Manardo, Ms. Walker and Ms. Brooks are deemed independent directors. Under these standards, Mr. Germain is not deemed independent as he serves as the CEO to the Company.

Committees

Audit Committee

As of December 31, 2017, our audit committee consisted of the following independent directors under the NYSE requirements: Werner Paschke (Chair), Martha Brooks, Philippe Guillemot, John Ormerod and Lori Walker. Our Board has determined that at least one member is an “audit committee financial expert” as defined by the SEC and also meets the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act. The audit committee held eight meetings in 2017.

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

Human Resources and Remuneration Committee

As of December 31, 2017, our human resources and remuneration committee consisted of four directors: Peter Hartman (Chair), Martha Brooks, Richard Evans and Guy Maugis. The human resources and remuneration committee held five meetings in 2017.

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

Nominating/Governance Committee

As of December 31, 2017, our nominating/governance committee consisted of three directors: Richard Evans (Chair), Michiel Brandjes and John Ormerod. The nominating/governance committee held four meetings in 2017.

The principal duties and responsibilities of the nominating/governance committee are as follows:

•	to establish criteria for Board and committee membership and recommend to our Board proposed nominees for election to the Board and for membership on committees of our Board; and

•	to make recommendations to our Board regarding board governance matters and practices; and

•	to review conflicts of interest, related party matters and director independence.

Environment, Health and Safety Committee

As of December 31, 2017, our environment, health and safety committee consisted of three directors: Guy Maugis (Chair), Philippe Guillemot and Lori Walker. The environment, health and safety committee held two meetings in 2017.

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

As of December 31, 2017, we employed approximately 12,000 employees, including approximately 1,500 fixed-term contractors as well as temporary employees. 90% of our employees were engaged in production and maintenance activities and approximately 10% were employed in support functions. Approximately 38% of our employees were employed in France, 26% in the United States, 20% in Germany, 7% in Switzerland, and 9% in Eastern Europe and other regions, which percentages are comparable to the distribution of employees geographically in 2016.

A vast majority of non-U.S. employees and approximately 49% of U.S. employees are covered by collective bargaining agreements. These agreements are negotiated on site, regionally or on a national level, and are of different durations.

E.	Share Ownership

Information with respect to share ownership of members of our board of directors and our senior management is included in “Item 7. Major Shareholders and Related Party Transactions.”

Equity Incentive Plans

The Company adopted the Constellium 2013 Equity Plan as well as the 2017 LTIP under which certain of our directors, officers, employees, and consultants are eligible to receive equity awards. See “—Constellium N.V. 2013 Equity Incentive Plan” and “—2017 Long-Term Incentive Plan” above.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth the major shareholders of Constellium N.V. as known by us or ascertained from public filings made by our major shareholders (each person or group of affiliated persons who is known to be the beneficial owner of more than 5% of ordinary shares) and the number and percentage of ordinary shares owned by each such shareholder, in each case as of March 9, 2018.

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

The beneficial ownership percentages in this table have been calculated on the basis of the total number of Class A ordinary shares.

Name of beneficial owner	Number of Class A ordinary shares		Beneficial ownership percentage
Caisse des Dépôts (f/k/a Caisse des Dépôts et Consignations), Bpifrance Participations S.A., Bpifrance S.A. (f/k/a BPI-Groupe (bpifrance)), EPIC Bpifrance (f/k/a EPIC BPI-Groupe)	16,393,903	(1)	12.19%
Directors and Senior Management
Richard B. Evans	180,260	(2)	*
Guy Maugis	7,582	(3)	*
Philippe Guillemot	11,990	(4)	*
Werner P. Paschke	76,990	(5)	*
Michiel Brandjes	25,000	(6)	*
Peter F. Hartman	9,807	(7)	*
John Ormerod	14,807	(8)	*
Lori A. Walker	9,807	(9)	*
Martha Brooks	4,425	(10)	*
Nicolas A. Manardo	0	(11)	*
Jean-Marc Germain	110,000	(12)
Peter R. Matt	75,000	(13)	*
Ingrid Joerg	70,000	(14)	*
Paul Warton	239,408	(15)	*
Peter Basten	164,423	(16)	*

*	Represents beneficial ownership of less than 1%.
(1)

This information is based on a Schedule 13D/A filed with the SEC on November 8, 2017. Bpifrance Participations S.A. (“Bpifrance”) is a French public investment fund specializing in the business of equity financing via direct investments or fund of funds and a wholly owned subsidiary of Bpifrance S.A. , a French financial institution (“Bpifrance S.A.”). Caisse des Dépôts (“CDC”) and EPIC Bpifrance (“EPIC”) each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance. Bpifrance holds directly 16,393,903 ordinary shares. As of the date hereof, neither Bpifrance S.A., CDC nor EPIC holds any ordinary shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 16,393,903 ordinary shares, indirectly through its sole ownership of Bpifrance. CDC and EPIC may be deemed to be the beneficial owners of 16,393,903 ordinary shares, indirectly through their joint ownership and control of Bpifrance S.A. The principal address for CDC is 56, rue de Lille, 75007 Paris, France and for Bpifrance, Bpifrance S.A. and EPIC is 27-31 avenue du Général Leclerc 94700 Maisons-Alfort, France.
(2)	Consists of 180,260 Class A ordinary shares held indirectly by Mr. Evans through the Evans Family Inter Vivos Revocable Trust. Excludes the remaining portions of previous grants: 9,207 Class A ordinary shares underlying unvested restricted stock units (“RSUs”) that will vest on June 15, 2018 and 3,677 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, subject to continued service.
(3)	Consists of 7,582 Class A ordinary shares held directly by Mr. Maugis. Excludes the remaining portions of previous grants: 7,366 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2018 and 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, subject to continued service.
(4)	Consists of 11,990 Class A ordinary shares held directly by Mr. Guillemot. Excludes the remaining portions of previous grants: 7,366 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2018 and 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, subject to continued service.
(5)	Consists of 76,990 Class A ordinary shares held directly by Mr. Paschke. Excludes the remaining portions of previous grants: 7,366 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2018 and 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, subject to continued service.
(6)	Consists of 25,000 Class A ordinary shares held directly by Mr. Brandjes. Excludes the remaining portions of previous grants: 7,366 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2018 and 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, subject to continued service.
(7)	Consists of 9,807 Class A ordinary shares held directly by Mr. Hartman. Excludes the remaining portions of previous grants: 7,366 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2018 and 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, subject to continued service.
(8)	Consists of 14,807 Class A ordinary shares held by Mr. Ormerod. Excludes the remaining portions of previous grants: 7,366 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2018 and 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, subject to continued service.
(9)	Consists of 9,807 Class A ordinary shares held directly by Ms. Walker. Excludes the remaining portions of previous grants: 7,366 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2018 and 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, subject to continued service.
(10)	Consists of 4,425 Class A ordinary shares held directly by Ms. Brooks. Excludes the remaining portions of previous grants: 7,366 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2018 and 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, subject to continued service.
(11)	No Class A ordinary shares are held directly by Mr. Manardo and RSUs or PSUs were granted in 2017.
(12)	Consists of 110,000 Class A ordinary shares held directly by Mr. Germain. Excludes the remaining portions of previous grants: 50,000 Class A ordinary shares underlying unvested RSUs that will vest on August 4, 2018, subject to continued service; 100,000 Class A ordinary shares underlying unvested RSUs that will vest on August 4, 2019, subject to continued service; a target of 150,000 Class A ordinary shares underlying unvested “PSUs” that could vest ranging from 0% to 300% of target on August 4, 2019, subject to continued service and certain market-related performance conditions being satisfied at each anniversary during the three-year vesting period; 216,943 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on July 31, 2020, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 110,667 Class A ordinary shares underlying unvested RSUs that will vest on July 31, 2020, subject to continued service.
(13)

Consists of 75,000 Class A ordinary shares held directly by Mr. Matt. Excludes the remaining portions of previous grants: 15,000 Class A ordinary shares underlying unvested RSUs that will vest on November 14, 2018, subject to continued service; 80,000 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 300% of target on November 14, 2019, subject to continued service and certain market-related performance conditions being satisfied at each anniversary during the three-year vesting period; 71,946 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on July 31, 2020, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 36,701 Class A ordinary shares underlying unvested RSUs that will vest on July 31, 2020, subject to continued service.
(14)	Consists of 70,000 Class A ordinary shares held directly by Ms. Joerg. Excludes the remaining portions of previous grants: 60,000 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 300% of target on March 17, 2019, subject to continued service and certain market-related performance conditions being satisfied at each anniversary during the three-year vesting period; 47,214 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on July 31, 2020, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 24,085 Class A ordinary shares underlying unvested RSUs that will vest on July 31, 2020, subject to continued service.
(15)	Consists of 239,408 Class A ordinary shares held directly by Mr. Warton. Excludes the remaining portions of previous grants: 20,000 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 300% of target on June 15, 2018, subject to continued service and certain market-related performance conditions being satisfied at each anniversary during the three-year vesting period; 50,000 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 300% of target on March 17, 2019, subject to continued service and certain market-related performance conditions being satisfied at each anniversary during the three-year vesting period; 42,170 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on July 31, 2020, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 21,512 Class A ordinary shares underlying unvested RSUs that will vest on July 31, 2020, subject to continued service.
(16)	Consists of 164,423 Class A ordinary shares held directly by Mr. Basten. Excludes the remaining portions of previous grants: 20,000 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 300% of target on March 17, 2018, subject to continued service and certain market-related performance conditions being satisfied at each anniversary during the three-year vesting period; 35,000 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 300% of target on March 17, 2019, subject to continued service and certain market-related performance conditions being satisfied at each anniversary during the three-year vesting period; 35,000 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 300% of target on August 4, 2019, subject to continued service and certain market-related performance conditions being satisfied at each anniversary during the three-year vesting period; 31,485 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on July 31, 2020, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 16,061 Class A ordinary shares underlying unvested RSUs that will vest on July 31, 2020, subject to continued service.

None of our principal shareholders have voting rights different from those of our other shareholders.

Over the last three years, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that prior to the IPO, immediately following the completion of the purchase of the EAP Business: Apollo Funds held 51% of our ordinary shares, Rio Tinto held 39% of our ordinary shares, and Bpifrance (f/k/a FSI) held 10% of our ordinary shares. As of the date of this Annual Report, Apollo Funds holds 0% of our ordinary shares, Rio Tinto holds 10 shares of our ordinary shares and Bpifrance holds 12.19% of our class A ordinary shares, respectively. See “Item 4. Information on the Company—A. History and Development of the Company.”

B.	Related Party Transactions

Amended and Restated Shareholders Agreement and Related Transactions

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

The Company agreed to share financial and other information with Bpifrance to the extent reasonably required to comply with its tax, investor or regulatory obligations and with a view to keeping Bpifrance properly informed about the financial and business affairs of the Company. The Shareholders Agreement contains provisions to the effect that Bpifrance is obliged to treat all information provided to it as confidential, and to comply with all applicable rules and regulations in relation to the use and disclosure of such information. Nicolas Manardo, who was appointed as a non-executive director of the Company in June 2017, served as Managing Director at Bpifrance Investissement in charge of Mid & Large Cap Private Equity Investments from 2009 until December 2017. Bpifrance Investissement is an affiliate of Bpifrance, which is a wholly owned subsidiary of BPI-Groupe (bpifrance), a French financial institution jointly owned and controlled by the Caisse des Dépôts et Consignations, a French special public entity (établissement special) and EPIC BPI-Groupe, a French public institution of industrial and commercial nature. As of March 9, 2017, Bpifrance owns approximately 12.19% of the Company’s outstanding ordinary shares. In January 2015, Bpifrance Financement, an affiliate of Bpifrance Investissement, entered into a three-year revolving credit facility with Constellium Issoire (f/k/a Constellium France) for an aggregate amount of €10 million. The facility was subject to automatic reduction of 33% of the aggregate amount per year. The facility was undrawn and the amount available for drawing was €3.3 million, subject to a commitment fee of 1% per year. Should any amount have been drawn under this facility, it would have borne interest at a rate equal to 3 months Euribor + 2.5%. This facility matured on January 12, 2018.

Transactions with Joint Venture

Constellium-UACJ ABS LLC, our joint venture with UACJ is a related party. See Note 17 and Note 27 in the Consolidated Financial Statements attached hereto starting on Page F-1 of this Annual Report for additional information about our transactions with Constellium-UACJ ABS LLC.

Management Equity Plan

Following the Acquisition, a management equity plan (the “MEP”) was established effective February 4, 2011, to facilitate investments by our officers and other members of management in Constellium. In connection with the MEP, a German limited partnership, Omega Management GmbH & Co. KG (“Management KG”), was formed.

Management KG was a vehicle that allowed current and former directors, officers and employees of Constellium who invested in the MEP (either directly or indirectly through one or more investment vehicles) (the “MEP Participants”) to hold a limited partnership interest in Management KG that corresponded to a portion of the shares in Constellium held by Management KG. Certain of our executive officers participated in the MEP. In connection with our IPO, the MEP was frozen and no other employees, officers or directors of Constellium were invited to become MEP Participants after 2013.

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

Share Sales by Management KG

During November 2013, limited partners of Management KG (other than the limited partners who were former employees of Constellium or who were to become former employees of Constellium imminently) were offered the opportunity to participate in trading plans to be established by Management KG under Rule 10b5-1 promulgated under the Exchange Act (the “MEP Trading Plans”) for the orderly liquidation of shares held in the MEP. The first such plan was established on December 13, 2013 and a total of 30 limited partners elected to participate in such plan, which commenced trading on January 13, 2014. A second such trading plan was established on June 13, 2014 and a total of 33 limited partners elected to participate in such plan, which commenced trading on July 14, 2014. As of December 31, 2015, all Class A ordinary shares have been sold pursuant to the MEP Trading Plans.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Our Consolidated Financial Statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 are included in this Annual Report at “Item 18. Financial Statements.”

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

Except as otherwise disclosed within this annual report, no significant change has occurred since the date of the Consolidated Financial Statements.

On January 2, 2018, the Wise Factoring Facility was amended to extend the date on which the Wise Factoring Purchasers’ obligation will terminate and to increase the commitments thereunder, among other things. See “Item 10—C. Material Contracts—Wise Factoring Facility.”

In February 2018, we entered into a binding agreement to sell the North Building Assets at our plant in Sierre, Switzerland to, and to contribute to the plant’s infrastructure on a 50-50 basis in a joint venture with, Novelis Inc. See “Item 4. Information on the Company—B. Business Overview—Recent Developments—Sale of Sierre, Switzerland Plant’s Assets to Novelis.”

We voluntarily delisted our ordinary shares from Euronext Paris on February 2, 2018.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Price History of Stock

On November 3, 2017, we closed a previously announced underwritten public offering of 28,750,000 class A ordinary shares of the Company, including 3,750,000 class A ordinary shares sold to the underwriters named in the Underwriting Agreement pursuant to the overallotment option granted therein, which such underwriters exercised on November 2, 2017 (the “Equity Offering”). The Equity Offering was priced at $11.00 per Class A ordinary share.

The table below sets forth, for the periods indicated, the reported high and low closing market prices of our shares on the NYSE (source: Bloomberg).

	NYSE		Euronext Paris
Calendar Period	High	Low	High	Low
Monthly
September 2017	$11.55	$9.60	€9.28	€8.15
October 2017	$12.15	$10.30	€10.53	€8.61
November 2017	$11.55	$9.15	€10.00	€7.91
December 2017	$11.40	$9.80	€9.40	€8.39
January 2018	$13.35	$11.45	€10.80	€9.45
February 2018 (with respect to Euronext Paris, through February 2)	$13.95	$11.60	€11.00	€10.00
March 2018 (through March 9)	$12.20	$11.65	N/A	N/A
	NYSE		Euronext Paris
	High	Low	High	Low
Quarterly
2016
First Quarter	$8.22	$4.03	€7.70	€3.80
Second Quarter	$6.47	$4.15	€5.95	€3.90
Third Quarter	$7.87	$4.66	€7.13	€3.82
Fourth Quarter	$7.01	$5.10	€6.35	€4.75
2017
First Quarter	$8.70	$5.55	€8.10	€5.50
Second Quarter	$7.35	$5.45	€7.00	€5.67
Third Quarter	$11.55	$6.85	€9.70	€6.05
Fourth Quarter	$12.15	$9.15	€10.53	€7.91
2018
First Quarter (through March 9 with respect to NYSE and through February 2 with respect to Euronext Paris)	$13.95	$11.45	€11.00	€9.45
	NYSE		Euronext Paris
	High	Low	High	Low
Yearly
2013	$23.27	$14.53	€14.63	€12.03
2014	$32.39	$15.42	€24.90	€13.00
2015	$20.51	$3.66	€21.10	€3.15
2016	$8.22	$4.03	€7.70	€3.80
2017	$12.15	$5.45	€10.53	€5.50

B.	Plan of Distribution

Not applicable.

C.	Markets

We began trading on the NYSE on May 23, 2013 and on the professional segment of Euronext Paris on May 27, 2013 through a public offering in the United States. Trading on the NYSE is under the symbol “CSTM.” In February 2018, we voluntarily delisted our ordinary shares from Euronext Paris to reduce costs and complexity associated with listing in multiple jurisdictions. For more information on our shares see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information called for by this Item has been reported previously in our Registration Statement on Form F-3ASR (File No. 333-221221), filed with the SEC on October 30, 2017, under the heading “Description of Capital Stock,” and is incorporated by reference into this Annual Report.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

•	Employment Agreements and Benefit Plans. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for a description of the material terms of our employment agreements and benefits plans.

•	Amended and Restated Shareholders Agreement. See “Item 7. Major Shareholders and Related Party Transactions” for a description of material terms of this contract.

•	Notes, Pan-U.S. ABL Facility, French Inventory Facility and Factoring Agreements. As disclosed below.

•	Metal Supply Agreement. As disclosed below.

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

Prior to May 15, 2017, we were permitted to redeem some or all of the 2021 Euro Notes at a price equal to 100% of the principal amount of the 2021 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after May 15, 2017, we may redeem the 2021 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.313% during the 12-month period commencing on May 15, 2017, 101.156% during the 12-month period commencing on May 15, 2018, and par on or after May 15, 2019, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to May 15, 2017, we were permitted to, within 90 days of a qualified equity offering, redeem May 2014 Notes of either series in an aggregate amount equal to up to 35% of the original aggregate principal amount of the May 2014 Notes of the applicable series (after giving effect to any issuance of additional May 2014 Notes of such series) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 5.750% for the 2024 U.S. Dollar Notes and 4.625% for the 2021 Euro Notes, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of May 2014 Notes of the series being redeemed would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding May 2014 Notes at a price in cash equal to 101% of the principal amount of the May 2014 Notes, plus accrued and unpaid interest, if any, to the purchase date.

The May 2014 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by Constellium International, Holdco II, Constellium France Holdco, Constellium Neuf Brisach, Constellium Issoire, Constellium Finance, Engineered Products International, Constellium W, Constellium Germany Holdco GmbH & Co. KG, Constellium Deutschland GmbH, Constellium Singen GmbH, Constellium Rolled Products Singen GmbH & Co. KG, Constellium Switzerland AG, Constellium US Holdings I, LLC, Ravenswood, Wise Metals Intermediate Holdings LLC (which has since been merged into Wise Metals Group LLC), Wise Metals Group LLC, and Wise Alloys, since renamed Constellium Muscle Shoals LLC. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the May 2014 Notes must also guarantee the May 2014 Notes.

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

In November 2017, we completed cash tender offers (the “Tender Offers”) for any and all of the 2023 Euro Notes, 2023 U.S. Dollar Notes, and Senior Secured Notes (as defined below, and together with the 2023 Euro Notes and the 2023 U.S. Dollar Notes, the “Tender Offer Notes”). We completed the redemption (the “Redemption”) of the Tender Offer Notes not purchased in the Tender Offers, at redemption prices equal to 100% of the principal amount of the respective series of Tender Offer Notes redeemed, plus the Applicable Premium (as defined under the relevant indenture), in each case plus accrued and unpaid interest, if any, to the redemption date, on November 29, 2017, in the case of the Senior Secured Notes and the 2023 U.S. Dollar Notes, and November 30, 2017 in the case of the 2023 Euro Notes.

Interest on the 2023 U.S. Dollar Notes and 2023 Euro Notes accrued at rates of 8.00% and 7.00% per annum, respectively, and was payable semi-annually beginning July 15, 2015. The 2023 U.S. Dollar Notes and 2023 Euro Notes had a stated maturity date of January 15, 2023.

Prior to January 15, 2018, we were permitted to redeem some or all of the 2023 U.S. Dollar Notes at a price equal to 100% of the principal amount of the 2023 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after January 15, 2018, we were permitted to redeem the 2023 U.S. Dollar Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 106.000% during the 12-month period commencing on January 15, 2018, 104.000% during the 12-month period commencing on January 15, 2019, 102.000% during the 12-month period commencing on January 15, 2020, and par on or after January 15, 2021, in each case plus accrued and unpaid interest, if any, to the redemption date.

Prior to January 15, 2018, we were permitted to redeem some or all of the 2023 Euro Notes at a price equal to 100% of the principal amount of the 2023 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after January 15, 2018, we were permitted to redeem the 2023 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 105.250% during the 12-month period commencing on January 15, 2018, 103.500% during the 12-month period commencing on January 15, 2019, 101.750% during the 12-month period commencing on January 15, 2020, and par on or after January 15, 2021, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to January 15, 2018, we were permitted, within 90 days of a qualified equity offering, to redeem December 2014 Notes of either series in an aggregate amount equal to up to 35% of the original aggregate principal amount of the December 2014 Notes of the applicable series (after giving effect to any issuance of additional December 2014 Notes of such series) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 8.00% for the 2023 U.S. Dollar Notes and 7.00% for the 2023 Euro Notes, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of December 2014 Notes of the series being redeemed would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company was required to make an offer to purchase all outstanding December 2014 Notes at a price in cash equal to 101% of the principal amount of the December 2014 Notes, plus accrued and unpaid interest, if any, to the purchase date.

The December 2014 Notes were senior unsecured obligations of Constellium and were guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guaranteed the May 2014 Notes. Each of

Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guaranteed certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the December 2014 Notes was also required to guarantee the December 2014 Notes.

The indentures governing the December 2014 Notes contained customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The indentures governing the December 2014 Notes also contained customary events of default.

March 2016 Senior Secured Notes

On March 30, 2016, the Company completed a private offering of $425 million in aggregate principal amount of 7.875% Senior Secured Notes due 2021 (the “Senior Secured Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee and collateral agent. The Company invested €100 million of the net proceeds of the offering in Wise. We used the remaining net proceeds for general corporate purposes, including to put additional cash on our balance sheet. The Senior Secured Notes were redeemed on November 29, 2017 in connection with the the Tender Offers and the Redemption.

Interest on the Senior Secured Notes accrued at a rate of 7.875% per annum and is payable semi-annually beginning October 1, 2016.

The Senior Secured Notes had a stated maturity date of April 1, 2021. In addition, each holder of Senior Secured Notes had the right to require the Company to repurchase all or any part of that holder’s Senior Secured Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase, if on the 136th day prior to May 15, 2021 (i.e., the final stated maturity of the 2021 Euro Notes) more than €30 million of the 2021 Euro Notes remained outstanding.

Prior to April 1, 2018, we were permitted to redeem some or all of the Senior Secured Notes at a price equal to 100% of the principal amount of the Senior Secured Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after April 1, 2018, we were permitted to redeem the Senior Secured Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 103.938% during the 12-month period commencing on April 1, 2018, 101.969% during the 12-month period commencing on April 1, 2019, and par on or after April 1, 2020, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to April 1, 2018, we were permitted, within 90 days of a qualified equity offering, to redeem Senior Secured Notes in an aggregate amount equal to up to 35% of the original aggregate principal amount of the Senior Secured Notes (after giving effect to any issuance of additional Senior Secured Notes) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 7.875%, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of Senior Secured Notes would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company was required to make an offer to purchase all outstanding Senior Secured Notes at a price in cash equal to 101% of the principal amount of the Senior Secured Notes, plus accrued and unpaid interest, if any, to the purchase date.

The Senior Secured Notes were senior secured obligations of Constellium and were guaranteed on a senior secured basis by each of its restricted subsidiaries that guaranteed the May 2014 Notes. In addition, the Company was required to cause (a) existing or future subsidiaries to guarantee the Senior Secured Notes from time to time so as to satisfy the Guarantor Coverage Test (as defined below), and (b) each existing or future subsidiary that directly or indirectly owned the capital stock of a guarantor of the Senior Secured Notes, or guaranteed certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the Senior Secured Notes, to guarantee the Senior Secured Notes.

The “Guarantor Coverage Test” required, on any one date between and including the date that the Company’s annual financial statements are delivered and the date that is forty-five (45) days following such delivery, that (a) the EBITDA of the Company and the guarantors of the Senior Secured Notes, taken together, represented not less than 80% of the EBITDA of the Company and its restricted subsidiaries, taken together, and (b) the consolidated total assets of the Company and the guarantors of the Senior Secured Notes, taken together, represented not less than 80% of the consolidated total assets of the Company and its restricted subsidiaries, taken together.

The indenture governing the Senior Secured Notes provided for the obligations of the Company and the guarantors with respect to the Senior Secured Notes and the guarantees thereof to be secured by (i) a pledge by Constellium N.V. of its shares in Holdco II, (ii) a pledge by Holdco II of its shares in certain of its subsidiaries, (iii) a pledge by certain other guarantors of their shares in certain of their subsidiaries, (iv) subject to certain exceptions, a pledge of intercompany indebtedness owed to the Company and the guarantors and bank accounts owned by the Company and the guarantors, and (v) subject to certain exceptions, substantially all the assets of each guarantor organized in the U.S. The liens on the collateral securing the Senior Secured Notes and the guarantees thereof were required to be first-priority, provided that (x) the liens on the Ravenswood ABL Priority Collateral (as defined below) securing the Senior Secured Notes and the guarantees thereof were required to be junior in priority to the liens on the Ravenswood ABL Priority Collateral securing the obligations under the Ravenswood ABL Facility, and (y) the liens on certain property of Ravenswood securing the Senior Secured Notes and the guarantees thereof were required to be junior in priority to the liens on such property securing certain obligations of Ravenswood to the Pension Benefit Guaranty Corporation. The “Ravenswood ABL Priority Collateral” consisted of the following property owned by Ravenswood:    (i) accounts and payment intangibles, (ii) inventory, (iii) deposit accounts and any cash, financial assets or other assets in such accounts, (iv) cash and cash equivalents, (v) all general intangibles, chattel paper, instruments, investment property and books and records pertaining to any of the foregoing, and (vi) all proceeds of the foregoing, in each case subject to certain exceptions.

The indenture governing the Senior Secured Notes contained customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The indenture governing the Senior Secured Notes also contained customary events of default.

February 2017 Notes

On February 16, 2017, the Company completed a private offering of $650 million in aggregate principal amount of 6.625% Senior Notes due 2025 (the “February 2017 Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. The Company used the net proceeds from the offering, together with cash on hand, to retire all of the outstanding Wise Senior Secured Notes and used the remaining net proceeds, if any, for general corporate purposes.

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

The February 2017 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the May 2014 Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium (including the May 2014 Notes) or certain indebtedness of any of the guarantors of the February 2017 Notes must also guarantee the February 2017 Notes.

The indenture governing the February 2017 Notes contains customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The indenture governing the February 2017 Notes also contains customary events of default.

November 2017 Notes

On November 9, 2017, the Company completed a private offering (the “November 2017 Notes Offering”) of $500 million in aggregate principal amount of 5.875% Senior Notes due 2026 (the “2026 U.S. Dollar Notes”) and €400 million in aggregate principal amount of 4.250% Senior Notes due 2026 (the “2026 Euro Notes,” and together with the 2026 U.S. Dollar Notes, the “November 2017 Notes”; and the November 2017 Notes, together with the May 2014 Notes and the February 2017 Notes, the “Notes”) pursuant to indentures among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. The Company used the net proceeds from the Equity Offering (as defined below) and the November 2017 Notes Offering, together with cash on hand, to fund the Tender Offers and the Redemption, with the remaining net proceeds being used for general corporate purposes.

Interest on the 2026 U.S. Dollar Notes and 2026 Euro Notes accrues at rates of 5.875% and 4.250% per annum, respectively, and is payable semi-annually beginning February 15, 2018. The February 2017 Notes mature on February 15, 2026.

Prior to November 15, 2020, we may redeem some or all of the 2026 U.S. Dollar Notes at a price equal to 100% of the principal amount of the 2026 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after November 15, 2020, we may redeem the 2026 U.S. Dollar Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.938% during the 12-month period commencing on November 15, 2020, 101.469% during the 12-month period commencing on November 15, 2021, and par on or after November 15, 2022, in each case plus accrued and unpaid interest, if any, to the redemption date.

Prior to November 15, 2020, we may redeem some or all of the 2026 Euro Notes at a price equal to 100% of the principal amount of the 2026 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after November 15, 2020, we may redeem the 2026 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.125% during the 12-month period commencing on November 15, 2020, 101.063% during the 12-month period commencing on November 15, 2021, and par on or after November 15, 2022, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to November 15, 2020, we may, within 90 days of a qualified equity offering, redeem November 2017 Notes of either series in an aggregate amount equal to up to 35% of the original aggregate principal amount of the November 2017 Notes of the applicable series (after giving effect to any issuance of additional February 2017 Notes of such series) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 5.875% for the 2026 U.S. Dollar Notes and 4.250% for the 2026 Euro Notes, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of February 2017 Notes of the series being redeemed would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding February 2017 Notes at a price in cash equal to 101% of the principal amount of the February 2017 Notes, plus accrued and unpaid interest, if any, to the purchase date.

The February 2017 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the May 2014 Notes and the February 2017 Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium (including the May 2014 Notes and the February 2017 Notes) or certain indebtedness of any of the guarantors of the November 2017 Notes must also guarantee the November 2017 Notes.

The indentures governing the November 2017 Notes contain customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The indentures governing the November 2017 Notes also contain customary events of default.

Ravenswood ABL Facility

On May 25, 2012, Ravenswood entered into a $100 million asset-based revolving credit facility (the “Ravenswood ABL Facility”), with the lenders from time to time party thereto and Deutsche Bank Trust Company Americas, as administrative agent (the “Ravenswood ABL Administrative Agent”) and collateral agent. Ravenswood amended the Ravenswood ABL Facility on October 1, 2013 to, among other things, extend the maturity to October 2018 and reduce pricing. As amended, the Ravenswood ABL Facility had sublimits of $25 million for letters of credit and 10% of the revolving credit facility commitments for swingline loans. The Ravenswood ABL Facility provided Ravenswood a working capital facility for its operations. The Ravenswood ABL Facility was terminated on June 21, 2017 and was replaced by the Pan-U.S. ABL Facility.

Ravenswood’s ability to borrow under the Ravenswood ABL Facility was limited to a borrowing base equal to the sum of (a) 85% of eligible accounts receivable plus (b) up to the lesser of (i) 80% of the lesser of cost or market value of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory minus (c) applicable reserves, and was subject to other conditions, limitations and reserve requirements.

Interest under the Ravenswood ABL Facility was calculated, at Ravenswood’s election, based on either the LIBOR or base rate (as calculated by the Ravenswood ABL Administrative Agent in accordance with the Ravenswood ABL Facility). LIBOR loans accrued interest at a rate of LIBOR plus a margin of 1.50-2.00% per annum (determined based on average quarterly excess availability). Base rate loans accrued interest at the base rate plus a margin of 0.50-1.00% per annum (determined based on average quarterly excess availability). Ravenswood was required to pay a commitment fee on the unused portion of the Ravenswood ABL Facility of 0.25% or 0.375% per annum (determined on a ratio of unutilized revolving credit commitments to available revolving credit commitments).

Subject to customary “breakage” costs with respect to LIBOR loans, borrowings under the Ravenswood ABL Facility could be repaid from time to time without premium or penalty.

Ravenswood’s obligations under the Ravenswood ABL Facility were guaranteed by Constellium U.S. Holdings I, LLC and Holdco II. Ravenswood’s obligations under the Ravenswood ABL Facility were not guaranteed by the Company, Wise Metals Intermediate Holdings LLC or any of its subsidiaries or any of Holdco II’s subsidiaries organized outside of the United States. Ravenswood’s obligations under the Ravenswood ABL Facility were, subject to certain permitted liens, secured on a first priority basis by the Ravenswood ABL Priority Collateral, and on a second priority basis (junior to the liens on such assets securing the Senior Secured Notes) by substantially all other assets of Ravenswood. Ravenswood’s obligations under the Ravenswood ABL Facility were not secured by any assets of Wise Metals Intermediate Holdings LLC or any of its subsidiaries or the Company or any of its subsidiaries organized outside of the United States. The guarantee by Holdco II of the Ravenswood ABL Facility was unsecured.

The Ravenswood ABL Facility contained customary terms and conditions, including, among other things, negative covenants limiting Ravenswood’s ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances (including to other Constellium group companies), make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions. The negative covenants contained in the Ravenswood ABL Facility did not apply to Wise Metals Intermediate Holdings LLC or any of its subsidiaries or the Company or any of its subsidiaries organized outside of the United States.

The Ravenswood ABL Facility also contained a minimum availability covenant that required Ravenswood to maintain excess availability under the Ravenswood ABL Facility of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments.

The Ravenswood ABL Facility also contained customary events of default.

Pan-U.S. ABL Facility

On June 21, 2017, Ravenswood and Wise Alloys, since renamed Constellium Muscle Shoals LLC, entered into a $300 million asset-based revolving credit facility (the “Pan-U.S. ABL Facility”), with the lenders from time to time party thereto and Wells Fargo Bank, National Association as administrative agent (the “Pan-U.S. ABL Administrative Agent”) and collateral agent. The Pan-U.S. ABL Facility has sublimits of $30 million for letters of credit and $30 million for swingline loans. At the option of Ravenswood and Wise Alloys, the maximum borrowings under the Pan-U.S. ABL Facility may be increased by up to an additional $200 million subject to, among other things, payment of a fee in the amount of 0.125% of such increase and the granting of a lien in favor of the Pan-U.S. ABL Administrative Agent over certain accounts receivable (and termination of any factoring facilities with respect to such receivables). The lenders under the Pan-U.S. ABL Facility have provided commitments with respect to such increase (the “Pan-U.S. ABL Incremental Commitments”). The Pan-U.S. ABL Facility provides Ravenswood and Wise Alloys a working capital facility for their respective operations. Concurrently with Ravenswood and Wise Alloys’ entry into the Pan-U.S. ABL Facility, Ravenswoood’s asset-based revolving credit facility, entered into on May 25, 2012 (the “Ravenswood ABL Facility”) and the Wise ABL Facility were each terminated.

The Pan-U.S. ABL Facility matures on June 21, 2022.

Ravenswood and Wise Alloys’ ability to borrow under the Pan-U.S. ABL Facility is limited to a borrowing base equal to the sum of (a) 85% of eligible accounts plus (b) up to the lesser of (i) 80% of the lesser of cost or market value of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory minus (c) applicable reserves, and is subject to other conditions, limitations and reserve requirements.

Interest under the Pan-U.S. ABL Facility is calculated, at the applicable borrower’s election, based on either the LIBOR or base rate (as calculated by the Pan-U.S. ABL Administrative Agent in accordance with the Pan-U.S. ABL Facility). LIBOR loans accrue interest at a rate of LIBOR plus a margin of 1.50-2.00% per annum (determined based on average quarterly excess availability). Base rate loans accrue interest at the base rate plus a margin of 0.50-1.00% per annum (determined based on average quarterly excess availability). Ravenswood and Wise Alloys are required to pay a commitment fee on the unused portion of the Pan-U.S. ABL Facility of 0.25% or 0.375% per annum (determined on a ratio of unutilized revolving credit commitments to available revolving credit commitments). Ravenswood and Wise Alloys are also required to pay a commitment fee on the unused Pan-U.S. ABL Incremental Commitments of 0.25% per annum.

Subject to customary “breakage” costs with respect to LIBOR loans, borrowings under the Pan-U.S. ABL Facility may be repaid from time to time without premium or penalty.

Ravenswood’s and Wise Alloys’ obligations under the Pan-U.S. ABL Facility are guaranteed by Constellium U.S. Holdings I, LLC, Wise Metals Group, and Holdco II. Ravenswood’s and Wise Alloys’ obligations under the Pan-U.S. ABL Facility are, subject to certain permitted liens, secured by substantially all assets of Ravenswood and Wise Alloys. The guarantee by Holdco II of the Pan-U.S. ABL Facility is unsecured.

The Pan-U.S. ABL Facility contains customary terms and conditions, including, among other things, negative covenants limiting Ravenswood’s and Wise Alloys’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances (including to other Constellium group companies), make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The Pan-U.S. ABL Facility also contains a financial maintenance covenant that provides that at any time during which borrowing availability thereunder is below 10% of the aggregate commitments under the Pan-U.S. ABL Facility, the Company will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 and a minimum Borrower EBITDA Contribution of 25%, in each case calculated on a trailing twelve month basis. “Borrower EBITDA Contribution” means, for any period, the ratio of (x) the combined EBITDA of Ravenswood, Wise Alloys, and their respective subsidiaries for such period, to (y) the consolidated EBITDAS of the Company and its subsidiaries for such period.

The Pan-U.S. ABL Facility also contains customary events of default.

French Inventory Facility

On April 21, 2017, Constellium Issoire and Constellium Neuf Brisach (the “French Borrowers”) entered into a €100 million asset-based revolving credit facility (the “French Inventory Facility”) with the lenders from time to time party thereto and Factofrance as agent. The French Inventory Facility was amended on June 13,

2017 to, among other things, make certain changes to the procedure for calculating the Turn Ratio (as defined below). The French Inventory Facility provides the French Borrowers a working capital facility for their operations.

The French Borrowers’ ability to borrow under the French Inventory Facility is limited to a borrowing base equal to the lesser of (i) the sum of (A) 90% of the net orderly liquidation value of eligible inventory of the applicable French Borrower pledged and in possession of an escrow agent (the “Inventory Pledged With Dispossession” by such French Borrower), plus (B) 70% of the net orderly liquidation value of eligible inventory of the applicable French Borrower pledged without possession by the escrow agent (the “Inventory Pledged Without Dispossession” by such French Borrower), and (ii) the product of 90% of the net orderly liquidation value of the Inventory Pledged With Dispossession by the applicable French Borrower, multiplied by four.

Notwithstanding the foregoing, if on any quarterly test date the ratio of a French Borrower’s aggregate sales for the previous 365 days to the average book value of the eligible inventory pledged by such French Borrower under the French Inventory Facility (the “Turn Ratio” for such French Borrower) is less than 3, in the case of Constellium Issoire, or 6, in the case of Constellium Neuf Brisach, the borrowing base for such French Borrower will equal 70% of the net orderly liquidation value of the Inventory Pledged With Dispossession by such French Borrower until the next quarterly test date on which such French Borrower’s Turn Ratio is greater than or equal to 3, in the case of Constellium Issoire, or 6, in the case of Constellium Neuf Brisach (such period, a “Borrowing Base Event”).

Loans not in excess of 90% of the net orderly liquidation value of the Inventory Pledged with Dispossession of the applicable French Borrower at the time of borrowing bear interest at a rate of EURIBOR plus 2% per annum (“Tranche A Loans”), and loans in excess of that amount at the time of borrowing bear (“Tranche B Loans”) interest at a rate of EURIBOR plus 2.75% per annum. The French Borrowers are also required to pay a commitment fee on the unused portion of the French Inventory Facility of 0.80% per annum. Borrowings of Tranche B Loans by a French Borrower are subject to a minimum EBITDA for such French Borrower, calculated on a trailing twelve months of €40 million in the case of Constellium Issoire, and €65 million in the case of Constellium Neuf Brisach.

Subject to customary “breakage” costs, borrowings under the French Inventory Facility are permitted to be repaid from time to time without premium or penalty.

The French Borrowers’ obligations under the French Inventory Facility are guaranteed by Constellium Holdco II B.V. and are secured by possessory and non-possessory pledges of the eligible inventory of the French Borrowers.

European Factoring Agreements

On January 4, 2011, certain of our French subsidiaries (the “French Sellers”) entered into a factoring agreement with GE Factofrance S.A.S., as factor (the “French Factor”), which has been amended from time to time, and has been fully restated on December 3, 2015 (the “French Factoring Agreement”). On December 16, 2010, certain of our German and Swiss subsidiaries (the “German/Swiss Sellers”) entered into factoring agreements with GE Capital Bank AG, as factor (the “German/Swiss Factor”), which have been amended from time to time or replaced with a factoring agreement entered into on March 26, 2014 (the “Original German/Swiss Factoring Agreements”). On June 26, 2015, our Czech subsidiary (the “Czech Seller,” and together with the German/Swiss Sellers and the French Sellers, the “European Factoring Sellers”) entered into a factoring agreement with GE Capital Bank AG, as factor (the “Czech Factor,” and together with the German/Swiss Factor and the French Factor, the “European Factors”), as amended from time to time (the “Czech Factoring Agreement,” and together with the German/Swiss Factoring Agreements and the French Factoring Agreement, the “European Factoring Agreements”). On May 27, 2016, one of our German subsidiaries, Constellium Rolled Products Singen GmbH & Co. KG (another “German/Swiss Seller”), entered into a factoring agreement with the

German/Swiss Factor (the “Additional German/Swiss Factoring Agreement” and, together with the Original German/Swiss Factoring Agreements, the “German/Swiss Factoring Agreements”) while certain of the Original German/Swiss Factoring Agreements were amended.

On July 20, 2016, the Banque Fédérative du Crédit Mutuel purchased the Equipment Finance and Receivable Finance businesses of GE. Pursuant to this transaction, GE Factofrance S.A.S. was renamed Factofrance and GE Capital Bank AG was renamed Targo Commercial Financing AG. The transaction had no other impact on the European Factoring Agreements.

The European Factoring Agreements provide for the sale by the European Factoring Sellers to the European Factors of receivables originated by the European Factoring Sellers, subject to a maximum financing amount of €235 million available to the French Sellers under the French Factoring Agreement and €150 million available to the German/Swiss Sellers and the Czech Seller under the German/Swiss Factoring Agreements and the Czech Factoring Agreement, respectively. The funding made available to the European Factoring Sellers by the European Factors is used by the Sellers for general corporate purposes.

The German/Swiss Factoring Agreements were amended on December 21, 2016 to, among other things, increase the maximum financing amount from €115 million to €150 million, extend the termination date from June 15, 2017 to October 29, 2021, and reduce the fees payable by the German/Swiss Sellers. The French Factoring Agreement was amended and restated on April 19, 2017 to, among other things, extend the commitment period thereunder from December 2018 to October 2021.

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

The German/Swiss Factoring Agreements and the Czech Factoring Agreement are without recourse to the German/Swiss Sellers and the Czech Seller, respectively, for any credit risk resulting from the inability of a debtor to meet its payment obligations under the receivables sold to the German/Swiss Factor, and the Czech Factor, respectively. Holdco II has provided a performance guaranty for the Sellers’ obligations under the European Factoring Agreements.

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

The European Factoring Agreements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants. As of and for the fiscal year ended December 31, 2017, the European Factoring Sellers were in compliance with all applicable covenants under the European Factoring Agreements.

Wise Senior Secured Notes

On December 11, 2013, Wise Metals Group LLC, since renamed Constellium Holdings Muscle Shoals LLC, and Wise Alloys Finance Corporation (which entity has since been dissolved) issued $650 million in aggregate principal amount of 8.75% Senior Secured Notes due 2018 (the “Wise Senior Secured Notes”). Wise used a portion of the proceeds from the offering of the Wise Senior Secured Notes to repay all outstanding indebtedness under a $400 million term loan and a $70 million delayed draw term loan owed to the Employees’ Retirement System of Alabama and the Teachers’ Retirement System of Alabama (collectively, the “RSA”) and to redeem all of the outstanding cumulative-convertible 10% paid-in-kind preferred membership interests in Wise Metals Group LLC held by the RSA. On March 3, 2017, the Wise Senior Secured Notes were redeemed in full in connection with the issuance of the February 2017 Notes.

Interest on the Wise Senior Secured Notes accrued at a rate of 8.75% per annum and was payable semi-annually in arrears on June 15 and December 15 of each year. The Wise Senior Secured Notes had a stated maturity date of December 15, 2018.

The Wise Senior Secured Notes were guaranteed by certain of Wise Metals Group LLC’s 100% owned domestic restricted subsidiaries. The Wise Senior Secured Notes were not guaranteed by the Company or any of its other subsidiaries. The Wise Senior Secured Notes and related guarantees were secured on a first-priority basis, subject to certain exceptions and permitted liens, by a lien on substantially all of the issuers’ and guarantors’ existing and after-acquired material domestic real estate, equipment, stock of subsidiaries, intellectual property and substantially all of the issuers’ and guarantors’ other assets that did not secure the Wise ABL Facility on a first-priority basis, other than the Specified Mill Assets Collateral (as defined below), which had been pledged to secure the Wise Senior Secured Notes and the related guarantees, as well as certain obligations to Rexam under the Rexam Advance Agreement, on a first-priority, equal and ratable basis. The Wise Senior Secured Notes and related guarantees were secured on a second-priority basis by a lien on all of the issuers’ and guarantors’ domestic assets that consisted of Wise ABL Priority Collateral (as defined below).

Prior to June 15, 2016, the Wise Senior Secured Notes could be redeemed in whole or in part at a redemption price equal to 100% of the principal amount of the Wise Senior Secured Notes redeemed plus an applicable make-whole premium and accrued and unpaid interest to, but not including, the redemption date. Prior to June 15, 2016, up to 35% of the aggregate principal amount of Wise Senior Secured Notes outstanding could be redeemed with the net proceeds of specified equity offerings at 108.750% of the principal amount of the Wise Senior Secured Notes to be redeemed plus accrued and unpaid interest, if any, to the date of redemption.

On or after June 15, 2016, the Wise Senior Secured Notes could be redeemed in whole or in part at redemption prices (expressed as percentages of principal amount) of 104.375% for the 12-month period beginning on June 15, 2016, 102.188% for the 12-month period beginning on June 15, 2017, and par on or after June 15, 2018, in each case plus accrued and unpaid interest to the date of redemption.

In addition, upon certain events constituting a “Change of Control” (as defined in the indenture governing the Wise Senior Secured Notes), the issuers of the Wise Senior Secured Notes were required to make an offer (a “Senior Secured Notes Offer to Purchase”) to repurchase all outstanding Wise Senior Secured Notes at a purchase price equal to 101% of the aggregate principal amount of Wise Senior Secured Notes so repurchased, plus accrued and unpaid interest to the date of repurchase.

The Wise Senior Secured Notes contained customary covenants including, among other things, limitations and restrictions on Wise’s ability to: incur additional indebtedness; make dividend payments or other restricted payments; create liens; sell assets; sell securities of subsidiaries; agree to payment restrictions affecting Wise’s restricted subsidiaries; designate subsidiaries as unrestricted subsidiaries; enter into certain types of transactions with affiliates; and enter into mergers, consolidations or certain asset sales.

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

Wise ABL Facility

On December 11, 2013, Wise Alloys, since renamed Constellium Muscle Shoals LLC, as borrower, and Wise Metals Group LLC, since renamed Constellium Holdings Muscle Shoals LLC, Listerhill Total Maintenance Center, LLC (“TMC”), Wise Alloys Finance Corporation, and Alabama Electric Motor Services, LLC (“AEM”), as guarantors, entered into an asset-based revolving credit facility (as amended, the “Wise ABL Facility”) with the lenders from time to time party thereto and General Electric Capital Corporation as administrative agent (the “Wise ABL Facility Agent”). The Wise ABL Facility was subsequently amended in connection with the Wise Acquisition, in connection with the Wise RPA, and in connection with the issuance of the February 2017 Notes. On June 21, 2017, the Wise ABL Facility was terminated and was replaced by the Pan-U.S. ABL Facility.

The Wise ABL Facility provided for total commitments of $170 million. Wise Alloys had the option to increase the commitments under the Wise ABL Facility from time to time by up to $100 million in the aggregate for all such increases. Any increase of the commitments under the Wise ABL Facility was subject to the commitment of one or more lenders to such increased amount and the satisfaction of certain customary conditions, including the absence of any default under the Wise ABL Facility and, to the extent otherwise required under the Wise ABL Facility at the time of the proposed increase, compliance with the financial covenant (as described below) on an as adjusted basis.

Wise Alloys’ ability to borrow under the Wise ABL Facility was limited to a borrowing base equal to the sum of (a) 85% of net book value of Wise Alloys’, AEM’s, and TMC’s eligible accounts receivable (other than any accounts receivable from certain foreign account debtors (“Eligible Foreign Account Debtors”)) and other ineligible account debtors (or 90% of the net book value of Wise Alloys’, AEM’s, and TMC’s eligible accounts receivable from Coke), plus (b) the lesser of (i) 85% of the net book value of Wise Alloys’, AEM’s, and TMC’s eligible accounts receivable from Eligible Foreign Account Debtors and (ii) $12.5 million, plus (c) the lesser of (i) 75% of the value of Wise Alloys’ eligible raw materials, work-in-progress and finished goods inventory and (ii) 85% of the net orderly liquidation value of Wise Alloys’ eligible raw materials, work-in-progress and finished goods inventory, plus (d) the lesser of (i) 5% of the value of Wise Alloys’ eligible raw materials, work-in-progress and finished goods inventory and (ii) 5% of the net orderly liquidation value of Wise Alloys’ eligible raw materials, work-in-process and finished goods inventory; provided that, in the case of each of clauses (i) and (ii), such amount could not exceed $10 million, minus (e) the excess, if any, of the aggregate amount of TMC’s and AEM’s eligible accounts receivable included in the borrowing base pursuant to the foregoing clause (a) over $1.5 million (which could, at the Wise ABL Facility Agent’s sole discretion after completion of a collateral audit, be increased to an amount not to exceed $5 million) minus (f) the aggregate amount of reserves, if any, established by the Wise ABL Facility Agent. Wise Alloys’ ability to borrow under the Wise ABL Facility was also subject to other conditions and limitations.

Interest rates under the Wise ABL Facility were based, at Wise Alloys’ election, on either the LIBOR rate or a base rate, plus a spread that ranged from 1.75% to 2.25% for LIBOR loans and 0.75% to 1.25% for base rate loans. The spread was determined on the basis of a pricing grid that resulted in a higher spread as Wise Alloys’ average quarterly borrowing availability under the Wise ABL Facility declined, and, in each case, was based upon the borrowing base calculation delivered to the Wise ABL Facility Agent for the last calendar month (or, in certain instances, week) of the immediately preceding fiscal quarter.

Letters of credit under the Wise ABL Facility were subject to a fee payable to the lenders equal to the current margin applicable to LIBOR loans multiplied by the daily balance of the undrawn amount of all outstanding letters of credit, payable in cash monthly in arrears.

Unused commitments under the Wise ABL Facility were subject to an unused commitment fee equal to the aggregate amount of such unused commitments multiplied by a rate equal to 0.375% per annum, payable in cash monthly in arrears, of the average available but unused borrowing capacity under the Wise ABL Facility.

Subject to customary “breakage” costs with respect to LIBOR loans, borrowings under the Wise ABL Facility could be repaid from time to time without premium or penalty.

The obligations of Wise Alloys under the Wise ABL Facility were guaranteed by Holdco II and Wise Metals Group LLC. The obligations under the Wise ABL Facility were secured by (i) a first priority (subject to certain specified permitted liens) perfected security interest in all of Wise Alloys and the guarantors’ (other than Holdco II) assets and properties consisting of Wise ABL Priority Collateral, (ii) a second priority (subordinate only to the security interest and liens under the Wise Senior Secured Notes and subject to certain specified permitted liens) perfected security interest in all of Wise Alloys and the guarantors’ (other than Holdco II) assets and properties, other than Wise ABL Priority Collateral and the Specified Mill Assets Collateral, and (iii) a second priority (subordinate only to the security interest under the Wise Senior Secured Notes and the Rexam Advance Agreement and subject to certain specified permitted liens) perfected security interest in all of Wise Alloys and the guarantors’ (other than Holdco II) assets and properties consisting of Specified Mill Assets Collateral. The guarantee of the Wise ABL Facility by Holdco II was unsecured.

“Wise ABL Priority Collateral” consisted of (i) accounts and payment intangibles, (ii) inventory, (iii) deposit accounts and securities accounts, including all monies, uncertificated securities and other funds held in or on deposit therein (including all cash, marketable securities and other funds held in or on deposit in either of the foregoing), (iv) all investment property, equipment, general intangibles, books and records pertaining to the Wise ABL Priority Collateral, documents, instruments, chattel paper, letter-of-credit rights, supporting obligations related to the foregoing, business interruption insurance, commercial tort claims, and (v) all proceeds of the foregoing, in each case subject to certain exceptions.

“Specified Mill Assets Collateral” consisted of the equipment and fixtures of Wise Alloys and the guarantors constituting the three-stand mill located in Muscle Shoals, Alabama which are being financed pursuant to the Rexam Advance Agreement and related assets.

The Wise ABL Facility contained customary terms and conditions, including, among other things, negative covenants limiting Wise Alloys, the guarantors, and their respective restricted subsidiaries’ ability to incur debt, grant liens, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The Wise ABL Facility provided that if borrowing availability thereunder dropped below a threshold amount equal to the greater of (a) 10% of the aggregate commitments under the Wise ABL Facility and (b) $20 million, Wise Alloys was required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0, calculated on a trailing 12-month basis until such time as borrowing availability was at least equal to the greater of $20 million and 10% of the aggregate commitments under the Wise ABL Facility for 30 consecutive days.

The Wise ABL Facility also contained customary events of default, including an event of default triggered by certain changes of control. The Wise Acquisition constituted such a change of control.

In connection with the Wise Acquisition, we amended the Wise ABL Facility to, among other things, (i) provide that the consummation of the Wise Acquisition did not constitute an event of default, (ii) remove from the collateral securing the Wise ABL Facility the receivables of a single obligor that were to be sold under the Wise RPA (as defined below), (iii) permit transactions between Wise and its subsidiaries on the one hand and Constellium and its subsidiaries on the other, subject to certain conditions, (iv) on the effective date of the Wise RPA, reduce the size of the facility to $200 million, and (v) provide for Holdco II to guarantee the obligations thereunder.

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

Wise Factoring Facility

On March 16, 2016, Wise Alloys, since renamed Constellium Muscle Shoals LLC, entered into a Receivables Purchase Agreement (the “Wise Factoring Facility”) with New Wise RPA Seller, since renamed Constellium Muscle Shoals Funding II LLC, Hitachi Capital America Corp. (“Hitachi”), and Greensill Capital Inc., as purchaser agent, providing for the sale of certain receivables of Wise Alloys to Hitachi. The Wise Factoring Facility was amended on November 22, 2016 to join Intesa Sanpaolo S.p.A., New York Branch (together with Hitachi, the “Wise Factoring Purchasers”) as a purchaser. As of December 31, 2017, the Wise Factoring Facility provides for the sale of receivables to the Wise Factoring Purchasers in an amount not to exceed $325 million in the aggregate outstanding at any time. Receivables under the Wise Factoring Facility are sold at a discount based on a rate equal to a LIBOR rate plus 2.00-2.50% (based on the credit rating of the account debtor) per annum. The New Wise RPA Seller is required to pay a commitment fee in the amount of $20,000 per annum plus 1% per annum of the total commitments under the Wise Factoring Facility.

Subject to certain customary exceptions, each purchase under the Wise Factoring Facility is made without recourse to the New Wise RPA Seller. The New Wise RPA Seller has no liability to the Wise Factoring Purchasers, and the Wise Factoring Purchasers are solely responsible for the account debtor’s failure to pay any purchased receivable when it is due and payable under the terms applicable thereto. Holdco II has provided a guaranty for the New Wise RPA Seller’s and Wise Alloys’ performance obligations under the Wise Factoring Facility.

The Wise Factoring Facility contains customary covenants. The Wise Factoring Purchasers’ obligation to purchase receivables under the Wise Factoring Facility is subject to certain conditions, including without limitation that certain changes of control shall not have occurred, that there shall not have occurred a material adverse change in the business condition, operations or performance of the New Wise RPA Seller, Wise Alloys, or Holdco II, and that Constellium’s corporate credit rating shall not have been withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s.

On January 25, 2017, the Wise Factoring Facility was amended to extend the date on which the Wise Factoring Purchasers’ obligation to purchase receivables under the Wise Factoring Facility will terminate to January 24, 2018.

On May 12, 2017, the Wise Factoring Facility was amended to permit the sale of certain receivables with due dates up to 115 days after the invoice date (increased from 90 days).

On January 2, 2018, the Wise Factoring Facility was amended to, among other things, increase the commitments thereunder to $375 million in the aggregate outstanding at any time, reduce the discount at which receivables are sold to a rate equal to a LIBOR rate plus 1.75-2.25% (based on the credit rating of the account debtor) per annum, and extend the date on which the Wise Factoring Purchasers’ obligation to purchase receivables under the Wise Factoring Facility will terminate to January 24, 2020.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, any entity or arrangement treated as a partnership or pass-through entity for U.S. federal income tax purposes and any investor therein, tax-exempt organizations (including private foundations), individual retirement and other tax-deferred accounts, U.S. expatriates, investors who are not U.S. Holders, U.S. Holders who at any time own or owned (directly, indirectly or constructively) 10% or more of our stock (by vote or value), U.S. Holders that acquire their ordinary shares pursuant to any employee share option or otherwise as compensation, U.S. Holders that hold their ordinary shares as part of a straddle, hedge, conversion, wash sale, constructive sale or other integrated transaction for U.S. federal income tax purposes or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, this discussion does not discuss any U.S. federal estate, gift or alternative minimum tax consequences, any tax consequences of the Medicare tax on certain investment income pursuant to the Health Care and Education Reconciliation Act of 2010, any considerations with respect to FATCA (which for this purpose means Sections 1471 through 1474 of the Code, the Treasury regulations and administrative guidance promulgated thereunder, any intergovernmental agreement entered in connection therewith, and any non-U.S. laws, rules or directives implementing or relating to any of the foregoing), or any state, local or non-U.S. tax consequences. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ordinary shares.

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

If an entity or arrangement treated as a partnership or pass-through entity for U.S. federal income tax purposes is a beneficial owner of our ordinary shares, the tax treatment of an investor therein will generally depend upon the status of such investor, the activities of the entity or arrangement, and certain determinations made at the investor level or the level of the entity or arrangement. Such entities or arrangements, and investors therein, are urged to consult their own tax advisors regarding their investment in our ordinary shares.

The Tax Cuts and Jobs Act, enacted in December 2017, made significant changes to the Code, many of which are highly complex and may require interpretations and implementing regulations. The expected impact of certain aspects of the legislation is unclear and subject to change. You should consult your tax advisors regarding the application of The Tax Cuts and Jobs Act to your particular circumstances.

Passive Foreign Investment Company Consequences

We believe that we will not be a “passive foreign investment company” for U.S. federal income tax purposes (“PFIC”) for the current taxable year and that we have not been a PFIC for prior taxable years and we expect that we will not become a PFIC in the foreseeable future, although there can be no assurance in this regard. A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income,” or (ii) at least 50% of its assets produce or are held for the production of “passive income.” For this purpose, “passive income” generally includes dividends, interest, royalties and rents and certain other categories of income, subject to certain exceptions. The determination of whether we are a PFIC is fact-intensive and includes ascertaining the fair market value (or, in certain circumstances, tax basis) of all of our assets on a quarterly basis and the character of each item of income we earn. This determination is made annually and cannot be completed until the close of a taxable year. It depends upon the portion of our assets (including goodwill) and income characterized as passive under the PFIC rules, as described above. Accordingly, it is possible that we may become a PFIC due to changes in our income or asset composition or a decline in the market value of our equity. Because PFIC status is a fact-intensive determination, no assurance can be given that we are not, have not been, or will not become, classified as a PFIC.

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

Distributions

The gross amount of distributions with respect to our ordinary shares (including the amount of any non-U.S. withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions will be includable in a U.S. Holder’s gross income as ordinary dividend income on the day actually or constructively received by the U.S. Holder. Such dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

Moreover, information reporting generally will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares, in each case, that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States or through certain U.S. intermediaries), unless the U.S. Holder is an exempt recipient. Backup withholding (currently at a rate of 24%) may also apply to such payments, unless the U.S. Holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding by providing a properly completed IRS Form W-9 and otherwise complies with applicable requirements of the backup withholding rules, or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

Material Dutch Tax Consequences

General

The information set out below is a summary of certain material Dutch tax consequences in connection with the acquisition, ownership and disposition of our ordinary shares until completion of the Corporate Seat Transfer. Subject to the assumptions, qualifications and risk factors in this Annual Report, this summary should generally not be affected by the Corporate Seat Transfer. This summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant to a particular holder of our ordinary shares. Such holders may be subject to special tax treatment under any applicable law and this summary is not intended to be applicable in respect of all categories of holders of our ordinary shares.

This summary is based on the tax laws of the Netherlands as in effect on January 1, 2018, as well as regulations, rulings and decisions of the Netherlands or of its taxing and other authorities available in printed form on or before such date and now in effect, and as applied and interpreted by Netherlands courts, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

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

Because it is a general summary, (prospective) holders of our ordinary shares should consult their own tax advisors as to the Dutch or other tax consequences of the acquisition, holding and disposition of the ordinary shares including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of foreign or other tax laws.

This summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the Netherlands in connection with the acquisition, ownership and disposition of our ordinary shares. All references in this summary to the Netherlands and to Netherlands or Dutch law are to the European part of the Kingdom of the Netherlands and its law, respectively, only. In addition, any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands, includes the Tax Arrangement for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Arrangement the Netherlands—Curacao (Belastingregeling Nederland—Curacao), the Tax Arrangement for the country of the Netherlands (Belastingregeling voor het land Nederland) and the Tax Arrangement the Netherlands—St. Maarten (Belastingregeling Nederland—St. Maarten).

References in this summary to ‘withholding tax’ refer to the Dutch dividend withholding tax only. Further, the scenario wherein both French and Dutch dividend withholding tax would be withheld is not dealt with in this summary.

This summary is not intended for any holder of our ordinary shares, who:

(i)	is an individual and for whom the income or capital gains derived from the ordinary shares are attributable to (former) employment activities the income from which is taxable in the Netherlands;

(ii)	is an entity that is a resident or deemed to be a resident of the Netherlands and that is, in whole or in part, not subject to or exempt from Netherlands corporate income tax (such as qualifying pension funds);

(iii)	is an entity that has an interest in us to which the participation exemption (deelnemingsvrijstelling) or the participation credit (deelnemingsverrekening) is applicable as set out in the Dutch Corporate Income Tax Act 1969;

(iv)	is a fiscal investment institution (fiscale beleggingsinstelling) or an exempt investment institution (vrijgestelde beleggingsinstelling) as defined in the Dutch Corporate Income Tax Act 1969;

(v)	is not considered the beneficial owner of our ordinary shares and/or the income and/or capital gains derived from our ordinary shares; or

(vi)	has a substantial interest (aanmerkelijk belang) or a deemed substantial interest as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969 in us.

Generally a holder of our ordinary shares will have a substantial interest in us in the meaning of paragraph (vi) above if he holds, alone or together with his partner (statutorily defined term), whether directly or indirectly, the ownership of, or certain other rights over shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire shares, whether or not already issued, which represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares) or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit and/or to 5% or more of the liquidation proceeds of us. A holder of our ordinary shares will also have a substantial interest in us if one of certain relatives of that holder or of his partner (a statutory defined term) has a substantial interest in us.

If a holder of our ordinary shares does not have a substantial interest, a deemed substantial interest will be present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, without recognizing taxable gain.

For the Dutch corporate income tax consequences and Dutch dividend withholding tax consequences of the conversion of the Company from an NV into an SE and the Corporate Seat Transfer, see “Item 3. Key Information—D. Risk Factors—Risks Related to Taxation—If we pay dividends after the Corporate Seat Transfer, we may need to withhold Dutch dividend withholding tax on any dividends payable to Dutch resident holders of our ordinary shares, non-Dutch resident holders of ordinary shares with a taxable presence in the Netherlands and holders of our shares from which the identity cannot be assessed upon a payment of a dividend.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Taxation—We may have to pay Dutch dividend withholding tax and Dutch corporate income tax upon the conversion of the Company from an NV into an SE.”

Dividend Withholding Tax

General

Dividends paid on our ordinary shares to a holder of ordinary shares are generally subject to withholding tax of 15% imposed by the Netherlands.13 Generally, the dividend withholding tax will not be borne by us, but we will withhold from the gross dividends paid on our ordinary shares. The term “dividends” for this purpose includes, but is not limited to:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of ordinary shares or, generally, consideration for the repurchase of ordinary shares by us in excess of the average paid-in capital of those ordinary shares recognized for Dutch dividend withholding tax purposes;

•	the nominal value of ordinary shares issued to a shareholder or an increase of the nominal value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

•	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of shareholders has resolved in advance to make such a repayment and provided that the nominal value of the ordinary shares concerned has been reduced by a corresponding amount by way of an amendment of our Amended and Restated Articles of Association.

After the Corporate Seat Transfer, if effectuated, dividends paid on our ordinary shares generally will be subject to French dividend withholding tax and not Dutch dividend withholding tax. However, Dutch dividend withholding tax may be required to be withheld from any such dividends paid, if and when paid to Dutch resident holders of our ordinary shares and non-Dutch resident holders of our ordinary shares that have a permanent establishment in the Netherlands to which the ordinary shares are attributable. See “Item 3. Key Information—D. Risk Factors—Risks Related to Taxation—If we pay dividends after the Corporate Seat Transfer, we may need to withhold Dutch dividend withholding tax on any dividends payable to Dutch resident holders of our ordinary shares, non-Dutch resident holders of ordinary shares with a taxable presence in the Netherlands and holders of our shares from which the identity cannot be assessed upon a payment of a dividend.” and “Item 3. Key Information—Risks Related to Taxation—We may have to pay Dutch dividend withholding tax and Dutch corporate income tax upon the conversion of the Company from an NV into an SE.”

[13]	However, the new Dutch government has – as part of a coalition agreement published on 10 October 2017 – announced that it may abolish as from 2019 at the earliest the dividend withholding tax, except for dividend payments to “low tax jurisdictions” or dividend payments in abusive situations. At this stage no legislative proposal has been published yet.

Remittance Reduction

In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, in connection with distributions received by Holdco II from its foreign subsidiaries, we are allowed as long as we are required to withheld Dutch dividend withholding tax, until the Holdco II Merger and subject to certain conditions, to reduce the amount of Dutch dividend withholding tax to be remitted to Dutch tax authorities by the lesser of:

(i)     3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and

(ii)    3% of the dividends and profit distributions, before deduction of non-Dutch withholding taxes, received by Holdco II from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, insofar as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above-mentioned deductions.

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

The regulation regarding the remittance may be adjusted with retroactive effect to October 25, 2017. See “Item 3. Key Information—D. Risk Factors—Risks Related to Taxation—We may not be able to make use of the remittance reduction with retroactive effect.”

Dutch Residents

A holder of our ordinary shares who is, or who is deemed to be, resident in the Netherlands for purposes of Dutch taxation can generally credit the dividend withholding tax against his Dutch income tax or Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding his aggregate Dutch income tax or Dutch corporate income tax liability, provided certain conditions are met, unless such holder of our ordinary shares is not considered to be the beneficial owner (uiteindelijk gerechtigde) of the dividends.

A holder of our ordinary shares who is the recipient of dividends (the “Recipient”) will in any case not be considered the beneficial owner of these dividends for Dutch dividend withholding tax purposes if:

•	as a consequence of a combination of transactions, a person or legal entity other than the Recipient wholly or partly, directly or indirectly, benefits from the dividends;

•	such other person or legal entity would:

•	as opposed to the Recipient, not be entitled to an exemption from dividend withholding tax; or

•	in comparison to the Recipient, to a lesser extent be entitled to a credit, reduction or refund of dividend withholding tax; and

•	such other person or legal entity has, directly or indirectly, retained or acquired a similar interest in our ordinary shares.

Non-Dutch Residents

With respect to a holder of our ordinary shares, who is not, and is not deemed to be, resident in the Netherlands for purposes of Dutch taxation and who is considered to be a resident of a country other than the Netherlands under the provisions of a treaty for the avoidance of double taxation concluded by the Netherlands and such country, the following may apply. Such holder of ordinary shares may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such treaty for the avoidance of double taxation, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax.

On the basis of article 35 of the Convention Between the Kingdom of the Netherlands and the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, executed in Washington on December 18, 1992, as amended from time to time (the “Netherlands-U.S. Convention”), qualifying U.S. pension trusts are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. pension trusts must provide us form IB 96 USA, along with a valid certificate, for the application of relief at source from dividend withholding tax. If we receive the required documentation prior to the relevant dividend payment date, then we may apply such relief at source. If a qualifying exempt U.S. pension trust fails to satisfy these requirements prior to the payment of a dividend, then such qualifying exempt pension trust may claim a refund of Dutch withholding tax by filing form IB 96 USA with the Dutch tax authorities. On the basis of article 36 of the Netherlands-U.S. Convention, qualifying exempt U.S. organizations are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. organizations are not entitled to claim relief at source, and instead must claim a refund of Dutch withholding tax by filing form IB 95 USA with the Dutch tax authorities.

Tax on Income and Capital Gains

Dutch Resident Individuals

An individual who is resident or deemed to be resident in the Netherlands (a “Dutch Resident Individual”) and who holds our ordinary shares will be subject to Netherlands income tax on income and/or capital gains derived from our ordinary shares at the progressive rate (up to 51.95%; rate for 2018) if:

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

If conditions (i) and (ii) above do not apply, any holder of our ordinary shares who is a Dutch Resident Individual will be subject to Netherlands income tax on a deemed return regardless of the actual income and/or capital gains derived from our ordinary shares. This deemed return is calculated by applying the applicable deemed return percentage(s) to the individual’s yield basis (rendementsgrondslag) insofar as this exceeds a certain threshold (heffingvrijvermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets (including, as the case may be, the ordinary shares) held by the Dutch Resident Individual less the fair market value of certain qualifying liabilities, both determined on January 1 of the relevant year. The deemed return percentage to be applied to the yield basis increases progressively from 2.02% to 5.38% depending on such individual’s yield basis. The deemed return percentages will be adjusted annually. The deemed return will be taxed at a rate of 30% (rate for 2018).

Dutch Resident Entities

An entity that is resident or deemed to be resident in the Netherlands (a “Dutch Resident Entity”) will generally be subject to Netherlands corporate income tax with respect to income and capital gains derived from the ordinary shares. The Netherlands corporate income tax rate is 20% for the first €200,000 of the taxable amount, and 25% for the excess of the taxable amount over €200,000 (rates applicable for 2018).

Non-Dutch Residents

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

(ii)	in the case of a Non-Dutch Resident who is an individual, such individual does not derive income or capital gains from the Shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001) performed or deemed to be performed in the Netherlands, which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer) and also includes benefits resulting from a lucrative interest (lucratief belang); and

(iii)	such Non-Dutch Resident is neither entitled to a share in the profits of an enterprise nor co-entitled to the net worth of such enterprise effectively managed in the Netherlands, other than by way of the holding of securities.

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

(ii)	in the case of a gift of the ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands such holder dies within 180 days after the date of a gift of the ordinary shares while being a resident or deemed resident of the Netherlands.

For purposes of the Dutch Gift and Inheritance Tax Act 1956, an individual who is of Dutch nationality will be deemed to be a resident of the Netherlands if he has been a resident in the Netherlands at any time during the ten years preceding the date of the gift or his death.

For purposes of Netherlands gift tax, an individual will, irrespective of his nationality, be deemed to be resident of the Netherlands if he has been a resident in the Netherlands at any time during the 12 months preceding the date of the gift. The same 12-months rule may apply to entities that have transferred their seat of residence out of the Netherlands.

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

Other Taxes or Duties

No Netherlands registration tax, custom duty, stamp duty or any other similar tax or duty, other than court fees, will be payable in the Netherlands by a holder of our ordinary shares in respect of or in connection with the acquisition, ownership and disposition of the ordinary shares, except to the extent that the FTT would become applicable. See “Item 3. Key Information—D. Risk Factors—Risks Related to Taxation—Transactions in our ordinary shares could be subject to the European financial transaction tax, if adopted.”

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

I.	Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Refer to the information set forth under the Notes to the Consolidated Financial Statements at “Item 18. Financial Statements”:

•	Note 2—Summary of Significant Accounting Policies—2.6— Principles governing the preparation of the Consolidated Financial Statements— Financial Instruments; and

•	Note 22—Financial Risk Management.

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

Constellium’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2017 based on the criteria established in Internal Control—Integrated Framework

(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on such criteria, Constellium’s management has concluded that, as of December 31, 2017, the Company´s internal control over financial reporting is effective.

C.	Attestation report of the registered public accounting firm.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.

D.	Changes in Internal Control over Financial Reporting

During the period covered by this report, we have not made any change to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers Audit has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2017.

The following table sets out the aggregate fees for professional services and other services rendered to us by PricewaterhouseCoopers in the years ended December 31, 2017 and 2016, and breaks down these amounts by category of service:

	For the year ended December 31,
	2017	2016
	(€ in thousands)
Audit fees	4,770	6,227
Audit-related fees	101	168
Tax fees	554	845
All other fees	2	3
Total*	5,427	7,243

*	Including out-of-pocket expenses amounting to €439,000 and €617,000 for the years ended December 31, 2017 and 2016, respectively.

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

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Dutch Corporate Governance Code

We are subject to the Dutch Corporate Governance Code (the “Dutch Code”). The Dutch Code, as amended, became effective on January 1, 2017, and applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere.

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

We acknowledge the importance of good corporate governance. The Board agrees with the general approach and with the majority of the provisions of the Dutch Code. However, considering our interests and the interest of our stakeholders, at this stage, there are a limited number of best practice provisions we do not apply either because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NYSE. For the complete Dutch Code please click on this link: http://www.mccg.nl/english.

The best practice provisions of the Dutch Code that we do not comply with include the following:

•	Diversity policy (Principle 2.1.5)

Diversity and equal opportunity employment are core values to Constellium. The Company aims to be a diverse workplace where everyone is respected irrespective of age, gender, race, disability, religion or sexual orientation. A diversity policy may be introduced in the future.

•	Independence (Principle 2.1.10)

Eight of our eleven Directors are independent and three are not independent. In addition to our CEO, Mr. Germain, who is an Executive Director, Mr. Evans who served as our interim chief executive officer from December 2011 to March 2012, and Mr. Manardo who was selected in 2017 to serve as a director by Bpifrance, our largest shareholder, are not independent pursuant to the Code.

•	Remuneration (Principles 3.1 up to 3.4 and associated best practice provisions).

We believe that our remuneration policy is clear and understandable and helps to focus directors, officers and other employees and consultants on business performance that creates long-term value for the Company and its affiliated business, to encourage innovative approaches to the business of the Company and to encourage ownership of our shares by directors, officers and other employees and consultants. Certain aspects of our remuneration policy may deviate from the Dutch Code in certain instances to comply with applicable NYSE and SEC rules. We do not prepare a separate remuneration report that we post on our website.

•	Conflicts of interest and related party transactions (Principle 2.7 and associated best practice provisions).

We have a policy on conflicts of interests and related party transactions. The policy provides that the determination of a conflict of interest exists will be made in accordance with Dutch law and on a case-by-case basis. We believe that it is not in the interest of the Company to provide a general listing of potential conflict of interest transactions that require the approval of our Board, as we review each on a case-by-case basis.

•	The chairman of the board may not also be or have been an executive board member (Best practice provision 5.1.3).

Mr. Evans has served as our Chairman since December 2012. Mr. Evans also served as our interim chief executive officer from December 2011 until the appointment of our former CEO Mr. Pierre Vareille in March 2012. We believe the deviation from the Dutch Code is justified considering the short interim period during which Mr. Evans acted as Executive Director.

•	The vice-chairman of the board shall deputize for the chairman when the occasion arises. By way of addition to best practice provision 2.2.6 and 2.2.7, the vice-chairman shall act as contact for individual board members concerning the functioning of the chairman of the board (Best practice provisions 2.3.7 and 2.4.3).

We intend to comply with certain corporate governance requirements of the NYSE in lieu of the Dutch Code. Under the corporate governance requirements of the NYSE, we are not required to appoint a Vice-Chairman. If the chairman of our Board is absent, the directors that are present may elect a Non-Executive Director to chair the meeting.

•	The terms of reference of the board shall contain rules on dealing with conflicts of interest and potential conflicts of interest between board members and the external auditor on the one hand and the company on the other. The terms of reference shall also stipulate which transactions require the approval of the non-executive board members. The company shall draw up regulations governing ownership of and transactions in securities by board members, other than securities issued by their “own” company (Best practice provision 2.7.2).

We believe that Directors should not be further limited by internal regulations in addition to the rules and restrictions under applicable securities laws.

•	The company shall formulate an “outline policy on bilateral contacts,” as described in the Dutch Code, with the shareholders and publish this policy on its website (Best practice provision 4.2.2).

We will not formulate an “outline policy on bilateral contacts” with the shareholders. We will comply with applicable NYSE and SEC rules and the relevant provisions of applicable law with respect to contacts with our shareholders. We believe that all contacts with our shareholders should be assessed on a case-by-case basis.

•	A person may be appointed as non-executive member of the board for a period of four years and may then be reappointed once for another four-year period. The non-executive board member may then subsequently be reappointed again for a period of two years, which appointment may be extended by at most two years. In the event of a reappointment after an eight-year period, reasons should be given in the report of the board. In any appointment or reappointment, the profile referred to in best practice provision 2.1.1 should be observed (Best practice provision 2.2.2).

Messrs. Guy Maugis and Werner Paschke were each re-appointed as Non-Executive Directors for a period of two (2) years, effective from June 15, 2017.

Mr. Michiel Brandjes, Mr. Philippe Guillemot, Mr. John Ormerod, Ms. Lori Walker, and Ms. Brooks were each reappointed as Non-Executive Directors for a period of one (1) year, effective from June 15, 2017.

Mr. Nicolas Manardo was appointed as a Non-Executive Board Member for a period of one (1) year, effective from June 15, 2017.

This deviation gives the shareholders the possibility to already vote on a possible re-appointment after one or two years, respectively. Since we are a relatively recent public company, the maximum term is not an issue at this point.

•	Pursuant to best practice provision 2.2.4, the board should ensure that the company has a sound plan in place for the succession of board members that is aimed at retaining the balance in the requisite expertise, experience and diversity. Due regard should be given to the profile referred to in best practice provision 2.1.1 in drawing up the plan for non-executive board members. The non-executive board members should also draw up a retirement schedule in order to avoid, as much as possible, non-executive board members retiring simultaneously. The retirement schedule should be published on the company’s website.

As we are a relatively recent public company and (most) of our Non-Executive Directors are (re-) appointed for one year, we currently do not have a retirement schedule. Although there is no plan in place for the succession of members of the Board, the Company shall determine each year how the balance in the requisite expertise, experience and diversity can be retained.

•	Pursuant to best practice provision 4.3.3, a general meeting of shareholders may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the management board or the supervisory board and/or a resolution to dismiss a member of the management board or of the supervisory board by an absolute majority of the votes cast. It may be provided that this majority should represent a given proportion of the issued capital, which proportion may not exceed one-third. If this proportion of the capital is not represented at the meeting, but an absolute majority of the votes cast is in favor of a resolution to cancel the binding nature of the nomination, or to dismiss a board member, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless of the proportion of the capital represented at the meeting.

Our Amended and Restated Articles of Association currently provide that the General Meeting may at all times overrule a binding nomination pursuant to a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents at least half of the issued share capital.

A resolution of the General Meeting to dismiss a member of the Board other than pursuant to a proposal by the Board shall require a majority of two-thirds of the votes cast, representing at least half of the issued capital.

Although this constitutes a deviation from provision 4.3.3 of the Dutch Code, we hold the view that these provisions will enhance the continuity of our management and policies.

•	Best practice provision 4.2.3 recommends that we should enable the shareholders to follow in real time all meetings with analysts, investors and press conferences.

We believe that enabling shareholders to follow in real time all the meetings with analysts, presentations to analysts, and presentations to investors as referred to in best practice provision 4.2.3 of the Dutch Code would create an excessive burden on our resources. We will ensure that analyst presentations are posted on our website after meetings with analysts. In addition, we hold quarterly earnings calls where we report our financial results to which all our investors are invited to attend via web conference.

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

See “Item 18. Financial Statements.”

Item 18. Financial Statements

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, is included herein preceding the audited Consolidated Financial Statements.

Parent Company Condensed Financial Information is included herein in Note 30 to the Consolidated Financial Statements.

The Financial Statements of Constellium-UACJ ABS LLC are incorporated herein by reference to Exhibit 10.32 of this Annual Report pursuant to Rule 3-09 of Regulation S-X promulgated by the United States Securities and Exchange Commission.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

EXHIBIT INDEX

The following documents are filed as part of this Annual Report:

3.1	Amended and Restated Articles of Association of Constellium N.V. (incorporated by reference to Exhibit 3.1 of Constellium N.V.’s Amendment No. 3 to the Registration Statement on Form F-1 filed on May 21, 2013, File No. 333-188556)

3.2	Deed of Conversion-Constellium N.V. (incorporated by reference to Exhibit 3.2 of Constellium N.V.’s Amendment No. 4 to the Registration Statement on Form F-1 filed on May 21, 2013, File No. 333-188556)

3.3	Amendment to the Articles of Association of Constellium N.V. (incorporated by reference to Exhibit 3.3 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.1	Second Amendment to Credit Agreement, dated as of March 25, 2013, among Constellium Holdco B.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the new Term Lenders party thereto, Deutsche Bank Trust Company Americas, as the Existing Administrative Agent, and Deutsche Bank AG New York Branch, as the successor Administrative Agent (incorporated by reference to Exhibit 4.2 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.2	Third Amendment to Credit Agreement, dated as of July 31, 2013, among Constellium N.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

4.3	ABL Credit Agreement, dated as of May 25, 2012, among Constellium Holdco II B.V., Constellium U.S. Holdings I, LLC, Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders from time to time party hereto, and Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.4	First Amendment to Credit Agreement, dated as of January 7, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.5 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.5	Second Amendment to Credit Agreement, dated as of March 25, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.4 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.6	Third Amendment to Credit Agreement, dated as of October 1, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders party thereto, and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated by reference to Exhibit 4.6 of Constellium N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

4.7	Fourth Amendment to Credit Agreement, dated as of May 7, 2014, among Constellium Rolled Products Ravenswood, LLC, as borrower, Deutsche Bank Trust Company Americas, as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 4.8 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.8	Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.750% Senior Notes due 2024 (incorporated by reference to Exhibit 4.7 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.9	Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.15 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.10	Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.11	Third Supplemental Indenture (5.750% Senior Notes due 2024), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.12	Fourth Supplemental Indenture, dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee**

4.13	Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.625% Senior Notes due 2021 (incorporated by reference to Exhibit 4.8 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.14	Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.18 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.15	Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.19 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.16	Third Supplemental Indenture (4.625% Senior Notes due 2021), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.20 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.17	Fourth Supplemental Indenture, dated as of November 30, 2017, among Constellium International S.A.S., Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent**

4.18	Indenture, dated as of December 19, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 8.00% Senior Notes due 2023 (incorporated by reference to Exhibit 4.12 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.19	Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Constellium N.V., and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.21 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.20	Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.22 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.21	Supplemental Indenture (8.00% Senior Notes due 2023), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.24 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.22	Indenture, dated as of December 19, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 7.00% Senior Notes due 2023 (incorporated by reference to Exhibit 4.13 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.23	Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.24 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.24	Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.25 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.25	Supplemental Indenture (7.00% Senior Notes due 2023), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.28 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.26	Indenture, dated as of March 30, 2016, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 7.875% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 4.26 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.27	Supplemental Indenture (7.875% Senior Secured Notes due 2021), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.30 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.28	Parity Lien Intercreditor Agreement, dated as of March 30, 2016, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.27 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.29	Indenture, dated as of December 11, 2013, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent, providing for the issuance of the 8 3/4% Senior Secured Notes due 2018 (incorporated by reference to Exhibit 4.14 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.30	First Supplemental Indenture, dated as of April 16, 2014, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.29 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.31	Second Supplemental Indenture, dated as of June 4, 2014, among WAC I, LLC, Wise Metals Group LLC, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.30 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.32	Third Supplemental Indenture, dated as of October 17, 2014, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.31 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.33	Credit Agreement, dated as of December 11, 2013, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Administrative Agent (incorporated by reference to Exhibit 4.15 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.34	Waiver and Amendment No. 1 to Credit Agreement, dated as of March 4, 2014, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.33 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.35	Consent and Amendment No. 2 to Credit Agreement, dated as of June 30, 2014, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.34 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.36	Amendment No. 3 to Credit Agreement, dated as of November 26, 2014, by and among Wise Alloys LLC, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.37	Consent and Amendment No. 4 to Credit Agreement, dated as of December 23, 2014, by and among Wise Alloys LLC, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.17 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.38	Amendment No. 5 to Credit Agreement, dated as of March 23, 2015, among Wise Alloys LLC, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.37 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.39	Amendment No. 6 to Credit Agreement, dated as of November 4, 2015, by and among Wise Alloys LLC, as Borrower, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.38 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.40	Amendment No. 7 to Credit Agreement, dated as of February 7, 2017, by and among Wise Alloys LLC, as Borrower, the other credit parties party thereto, the lenders party thereto, and Wells Fargo Bank, National Association, as successor Agent (incorporated by reference to Exhibit 4.43 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.41	Indenture, dated as of February 16, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 6.625% Senior Notes due 2025 (incorporated by reference to Exhibit 4.45 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.42	Indenture, dated as of November 9, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.875% Senior Notes due 2026**

4.43	First Supplemental Indenture (5.875% Senior Notes due 2026), dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee**

4.44	Indenture, dated as of November 9, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.250% Senior Notes due 2026**

4.45	First Supplemental Indenture (4.250% Senior Notes due 2026), dated as of November 30, 2017, among Constellium International S.A.S., Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent**

4.46	Credit Agreement, by and among Wise Alloys LLC and Constellium Rolled Products Ravenswood, LLC, as Borrowers, Wise Metals Group LLC and Constellium US Holdings I, LLC, as Loan Parties, Constellium Holdco II B.V., as Parent Guarantor, the lenders party thereto, Wells Fargo Bank, N.A., as Administrative Agent and Collateral Agent, the Joint Lead Arrangers and Joint Bookrunners party thereto, and the Co-Syndication Agents party thereto, dated as of June 21, 2017 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

4.47	Underwriting Agreement, dated as of October 31, 2017, by and among the Company, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as representatives of the underwriters named therein (incorporated by reference to Exhibit 99.1 of Constellium N.V.’s Form 6-K filed on November 3, 2017, File. No. 001-35931)

4.48	First Supplemental Indenture (6.625% Senior Notes due 2025), dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee**

10.1	Amended and Restated Shareholders Agreement, dated May 29, 2013, among Constellium N.V. and the other signatories thereto (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.2	2017 Long-Term Incentive Award Agreement (incorporated by reference to Exhibit 10.7 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.3	Amended and Restated Factoring Agreement between Alcan Rhenalu S.A.S. as French Seller, Alcan Aerospace S.A.S. as French Seller, Alcan Softal S.A.S. as French Seller, Alcan France Extrusions S.A.S. as French Seller, Alcan Aviatube S.A.S. as French Seller, Omega Holdco II B.V. as Parent Company, Engineered Products Switzerland A.G. as Sellers’ Agent and GE Factofrance S.N.C. as Factor, dated January 4, 2011, as amended as of November 8, 2013 (incorporated by reference to Exhibit 10.7 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.4	Amendment and Consent Letter No 10 between GE Factofrance S.A.S. as Factor and Constellium Switzerland AG, Constellium Holdco II B.V., Constellium France S.A.S., Constellium Extrusions France S.A.S. and Constellium Aviatube S.A.S. as French Sellers, dated February 3, 2014 (incorporated by reference to Exhibit 10.7.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

10.5	Amendment and Restatement Agreement among Constellium Issoire, as Seller, Constellium Neuf Brisach, as Seller, Constellium Extrusions France, as Seller, Constellium Holdco II B.V., as Parent Company, Constellium Switzerland A.G., as Sellers agent, and GE Factofrance SAS, as Factor, dated December 3, 2015 (incorporated by reference to Exhibit 10.8 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

10.6	Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010 (incorporated by reference to Exhibit 10.8 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.7	Country Specific Amendment Agreement (Switzerland) to the Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010 (incorporated by reference to Exhibit 10.9 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.8	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Valais AG (formerly: Alcan Aluminium Valais AG), dated November 12, 2013 (incorporated by reference to Exhibit 10.9.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.8.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Valais S.A. Sierre, dated May 27, 2016 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.8.2	Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Valais S.A., dated December 21, 2016 (incorporated by reference to Exhibit 10.10.2 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.9	Factoring Agreement between GE Capital Bank AG and Alcan Aluminium-Presswerke GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.10 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.9.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Deutschland GmbH (formerly Alcan Aluminium-Presswerke GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.9.2	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Deutschland GmbH, dated May 27, 2016 (incorporated by reference to Exhibit 10.11.2 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.9.3	Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Extrusions Deutschland GmbH, dated December 21, 2016 (incorporated by reference to Exhibit 10.11.3 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.10	Factoring Agreement between GE Capital Bank AG and Constellium Rolled Products Singen GmbH & Co. KG, dated May 27, 2016 (incorporated by reference to Exhibit 10.12 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.10.1	Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG and Constellium Rolled Products Singen GmbH & Co. KG, dated December 21, 2016 (incorporated by reference to Exhibit 10.12.1 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.11	Factoring Agreement between GE Capital Bank AG and Alcan Singen GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.11 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.11.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH (formerly: Alcan Singen GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.12	Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH, dated March 26, 2014 (incorporated by reference to Exhibit 10.13 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

10.12.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH, dated May 27, 2016 (incorporated by reference to Exhibit 10.14.1 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.12.2	Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Singen GmbH, dated December 21, 2016 (incorporated by reference to Exhibit 10.14.2 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.13	Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Děčín S.R.O., dated June 26, 2015 (incorporated by reference to Exhibit 10.14 of Constellium N.V.’s Form 20-F furnished on April 18, 2017, File No. 001-35931)

10.13.1	Amendment Agreement to a Factoring Agreement between GE Capital AG and Constellium Extrusions Děčín s.r.o., dated May 27, 2016 (incorporated by reference to Exhibit 10.15.1 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.13.2	Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Extrusions Děčín s.r.o., dated December 21, 2016 (incorporated by reference to Exhibit 10.15.2 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.14	Metal Supply Agreement between Engineered Products Switzerland AG and Rio Tinto Alcan Inc. for the supply of sheet ingot in Europe, dated January 4, 2011 (incorporated by reference to Exhibit 10.12 of Constellium N.V.’s Amendment No. 3 to the Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)+

10.15	Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.16	Form of Restricted Stock Unit Award Agreement under the Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 of Constellium N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

10.17	Unit Purchase Agreement between Constellium N.V., Wise Metals Holdings LLC and Silver Knot, LCC, dated October 3, 2014 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Form 6-K furnished on October 3, 2014)

10.18	Receivables Purchase Agreement, dated as of March 23, 2015, between Wise Alloys Funding LLC, as Seller, Wise Alloys LLC, as Servicer, and HSBC Bank USA, National Association, as Purchaser (incorporated by reference to Exhibit 10.16 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

10.19	First Amendment to Receivables Purchase Agreement, dated as of October 27, 2015, between Wise Alloys Funding LLC, as Seller, Wise Alloys LLC, as Servicer, and HSBC Bank USA, National Association, as Purchaser (incorporated by reference to Exhibit 10.20 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

10.20	Amended and Restated Receivables Purchase Agreement, dated November 22, 2016, among Wise Alloys LLC, as Servicer, Wise Alloys Funding II LLC, as Seller, Hitachi Capital America Corp., as Purchaser, Intesa Sanpaolo S.p.A., New York Branch, as Purchaser, and Greensill Capital Inc., as Purchaser Agent (incorporated by reference to Exhibit 10.23 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.21	Second Omnibus Amendment, dated as of January 25, 2017, among Wise Alloys LLC, as Servicer, Wise Alloys Funding II LLC, as Seller, Hitachi Capital America Corp., as Purchaser, Intesa Sanpaolo S.p.A., New York Branch, as Purchaser, and Greensill Capital Inc., as Purchaser Agent (incorporated by reference to Exhibit 10.24 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.22	Employment Agreement of Jean-Marc Germain, dated as of April 25, 2016 (incorporated by reference to Exhibit 10.25 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.23	Employment Agreement of Peter R. Matt, dated as of October 26, 2016 (incorporated by reference to Exhibit 10.26 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.24	Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of June 13, 2017 (incorporated by reference to Exhibit 10.2 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.25	Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of April 21, 2017 (incorporated by reference to Exhibit 10.3 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.26	First Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser and Greensill Capital Inc., as purchaser agent, dated June 28, 2016 (incorporated by reference to Exhibit 10.4 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.27	Third Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital Inc., as purchaser agent, dated May 12, 2017 (incorporated by reference to Exhibit 10.5 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.28	Amendment and Restatement Agreement, by and among Constellium lssoire, Constellium Neuf Brisach and Constellium Extrusions France, as Sellers, Constellium Holdco II BV, as Parent Company, Constellium Switzerland AG, as Sellers’ Agent, and FactoFrance S.A.S., as Factor, dated as of April 19, 2017 (incorporated by reference to Exhibit 10.6 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.29	Long-Term Incentive Award Agreement, effective as of July 31, 2017 (incorporated by reference to Exhibit 10.7 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.30	Form of 2017 Long-Term Incentive Award Agreement Award Letter (incorporated by reference to Exhibit 10.8 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.31	Fourth Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as successor purchaser agent to Greensill Capital Inc., dated January 2, 2018**

10.32	Constellium-UACJ ABS LLC December 31, 2017 Financial Statements**

10.33	Information under the heading “Description of Capital Stock” in Constellium N.V.’s Registration Statement on Form F-3ASR, filed with the SEC on October 30, 2017 (incorporated by reference to the “Description of Capital Stock” in Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 12, 2018**

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 12, 2018**

13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated as of March 12, 2018**

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated as of March 12, 2018**

15.1	Consent of Independent Registered Public Accounting Firm**

15.2	Consent of Independent Registered Public Accounting Firm**

21.1	List of subsidiaries**

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

**	Filed herein.
+	Confidential treatment granted as to certain portions, which portions have been provided separately to the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CONSTELLIUM N.V.

By:	/s/ Jean-Marc Germain
	Name:	Jean-Marc Germain
	Title:	Chief Executive Officer

Date: March 12, 2018

INDEX TO FINANCIAL STATEMENTS

Constellium N.V. Audited Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Constellium N.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Constellium N.V. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income / (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as endorsed by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

Neuilly-sur-Seine, France

PricewaterhouseCoopers Audit

/s/ Cédric Le Gal

Cédric Le Gal

Partner

March 12, 2018

We have served as the Company’s auditor since 2011.

CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Revenue	3	5,237	4,743	5,153
Cost of sales		(4,698)	(4,227)	(4,703)

Gross profit		539	516	450

Selling and administrative expenses		(248)	(254)	(245)
Research and development expenses		(36)	(32)	(35)
Restructuring costs	3	(4)	(5)	(8)
Impairment	15	—	—	(457)
Other gains / (losses)—net	7	70	21	(131)

Income / (loss) from operations		321	246	(426)

Finance costs—net	9	(243)	(167)	(155)
Share of loss of joint-ventures	17	(29)	(14)	(3)

Income / (loss) before income tax		49	65	(584)

Income tax (expense) / benefit	10	(80)	(69)	32

Net loss		(31)	(4)	(552)

Net (loss) / income attributable to:
Equity holders of Constellium		(31)	(4)	(554)
Non-controlling interests		—	—	2

Net loss		(31)	(4)	(552)

Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Notes	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Basic	11	(0.28)	(0.04)	(5.27)
Diluted	11	(0.28)	(0.04)	(5.27)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Net loss	(31)	(4)	(552)

Other Comprehensive Income / (loss)
Items that will not be reclassified subsequently to the consolidated Income Statement
Remeasurement on post-employment benefit obligations	12	(20)	(7)
Income tax on remeasurement on post-employment benefit obligations	(8)	2	20
Cash flow hedge (A)	—	—	(9)
Income tax on cash flow hedge	—	—	3
Items that may be reclassified subsequently to the consolidated Income Statement
Cash flow hedge (B)	46	(27)	—
Income tax on cash flow hedge	(15)	9	—
Currency translation differences	(20)	6	34

Other comprehensive income / (loss)	15	(30)	41

Total comprehensive loss	(16)	(34)	(511)

Attributable to:
Equity holders of Constellium	(15)	(34)	(513)
Non-controlling interests	(1)	—	2

Total comprehensive loss	(16)	(34)	(511)

(A)	Relates to foreign currency hedging of the estimated U.S. Dollar Wise acquisition price
(B)	Relates to foreign currency hedging of certain forecasted sales in U.S. Dollar

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At December 31, 2017	At December 31, 2016
Assets

Current assets
Cash and cash equivalents	12	269	347
Trade receivables and other	13	419	355
Inventories	14	643	591
Other financial assets	21	69	117

		1,400	1,410

Non-current assets
Property, plant and equipment	15	1,517	1,477
Goodwill	16	403	457
Intangible assets	16	68	79
Investments accounted for under the equity method	17	1	16
Deferred income tax assets	18	164	252
Trade receivables and other	13	48	47
Other financial assets	21	110	49

		2,311	2,377

Total Assets		3,711	3,787

Liabilities

Current liabilities
Trade payables and other	19	930	839
Borrowings	20	106	107
Other financial liabilities	21	23	34
Income tax payable		11	13
Provisions	24	40	42

		1,110	1,035

Non-current liabilities
Trade payables and other	19	54	59
Borrowings	20	2,021	2,361
Other financial liabilities	21	43	30
Pension and other post-employment benefit obligations	23	664	735
Provisions	24	113	107
Deferred income tax liabilities	18	25	30

		2,920	3,322

Total Liabilities		4,030	4,357

Equity
Share capital	25	3	2
Share premium	25	420	162
Retained deficit and other reserves		(750)	(743)

Equity attributable to equity holders of Constellium		(327)	(579)
Non-controlling interests		8	9

Total Equity		(319)	(570)

Total Equity and Liabilities		3,711	3,787

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2017	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)

Net loss	—	—	—	—	—	—	(31)	(31)	—	(31)
Other comprehensive income / (loss)	—	—	4	31	(19)	—	—	16	(1)	15

Total comprehensive income / (loss)	—	—	4	31	(19)	—	(31)	(15)	(1)	(16)

Transactions with equity holders
Share issuance	1	258	—	—	—	—	—	259	—	259
Share-based compensation	—	—	—	—	—	8	—	8	—	8

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At December 31, 2017	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)

Net loss	—	—	—	—	—	—	(4)	(4)	—	(4)
Other comprehensive (loss) / income	—	—	(18)	(18)	6	—	—	(30)	—	(30)

Total comprehensive (loss) / income	—	—	(18)	(18)	6	—	(4)	(34)	—	(34)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	6	—	6	—	6

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2016	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net Income	—	—	—	—	—	—	(554)	(554)	2	(552)
Other comprehensive (loss) / income	—	—	13	(6)	34	—	—	41	—	41

Total comprehensive (loss) / income	—	—	13	(6)	34	—	(554)	(513)	2	(511)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	5	—	5	—	5

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	3	3

At December 31, 2015	2	162	(133)	—	6	11	(599)	(551)	11	(540)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Net loss		(31)	(4)	(552)
Adjustments
Depreciation and amortization	15, 16	171	155	140
Finance costs—net	9	243	167	155
Income tax expense / (benefit)	10	80	69	(32)
Share of loss of joint-ventures	17	29	14	3
Unrealized (gains) / losses on derivatives—net and from remeasurement of monetary assets and liabilities—net		(54)	(74)	23
Losses on disposal	7	3	10	5
Impairment		—	—	457
Other—net		7	(14)	5

Interest paid		(185)	(174)	(143)
Income tax paid		(18)	(14)	(9)
Change in trade working capital
Inventories		(99)	(42)	149
Trade receivables		(91)	28	343
Margin calls		—	—	1
Trade payables		124	(18)	(161)
Change in provisions and pension obligations		(7)	(5)	(20)
Other working capital		(12)	(10)	4

Net cash flows from operating activities		160	88	368

Purchases of property, plant and equipment	3	(276)	(355)	(350)
Acquisition of subsidiaries net of cash acquired	7	—	21	(348)
Proceeds from disposals net of cash		2	(5)	4
Equity contribution and loan to joint-ventures		(41)	(37)	(34)
Other investing activities		23	11	6

Net cash flows used in investing activities		(292)	(365)	(722)

Net proceeds received from issuance of shares	25	259	—	—
Proceeds from issuance of Senior Notes	20	1,440	375	—
Repayment of Senior Notes	20	(1,559)	(148)	—
Proceeds / (Repayments) from revolving credit facilities and other loans	20	29	(69)	(211)
Payment of deferred financing costs and exit fees		(118)	(19)	(2)
Transactions with non-controlling interests		—	(2)	3
Other financing activities		10	8	45

Net cash flows from / (used in) financing activities		61	145	(165)

Net (decrease) / increase in cash and cash equivalents		(71)	(132)	(519)
Cash and cash equivalents—beginning of period		347	472	991
Cash and cash equivalents classified as held for sale—beginning of period		—	4	—
Effect of exchange rate changes on cash and cash equivalents		(7)	3	4

Cash and cash equivalents—end of period	12	269	347	476

Less: cash and cash equivalents classified as held for sale		—	—	(4)
Cash and cash equivalents as reported in the Consolidated Statement of Financial Position	12	269	347	472

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

NOTE 1—GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the North America, Europe and China, operates 23 production facilities, 10 administrative and commercial sites and two world-class technology centers. It has approximately 12,000 employees.

Constellium is a public company with limited liability. The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium N.V. and its subsidiaries.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Statement of compliance

The consolidated financial statements of Constellium N.V. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group’s application of IFRS results in no difference between IFRS as issued by the IASB and IFRS as endorsed by the EU (https://ec.europa.eu/info/law/international-accounting-standards-regulation-ec-no-1606-2002_en).

The consolidated financial statements have been authorized for issue by the Board of Directors on March 8, 2018.

2.2 Application of new and revised IFRS

The following new standards and amendments apply to the Group for the first time in 2017.

•	Amendments to IAS 7, ‘Disclosure Initiative’

The amendments to IAS 7, ‘Statement of Cash Flows’, are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Additional disclosures have been made to address the amendments.

•	Amendments to IAS 12, ‘Recognition of Deferred Tax Assets for Unrealised Losses’

•	Annual improvements 2014-2016 – IFRS 12, ‘Disclosure of Interests in Other Entities’: Clarifying the scope

The amendments to IAS 12 and annual improvements 2014-2016 to IFRS 12 do not have any impact on the consolidated financial statements of the Group.

2.3 New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new standards and interpretations that have been issued but are not yet effective and which could affect the Group’s future Consolidated Financial Statements:

IFRS 15, ‘Revenue from contracts with customers’ and its clarifications deal with revenue recognition and establish principles for reporting information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts and related interpretations’. The clarifications provide guidance on identifying performance obligations, the principal versus agent assessment, accounting for licenses of intellectual property, and transition to the new revenue standard. The Group has completed its assessment of the expected impact of IFRS 15 on its consolidated financial position and results of operations. IFRS 15 requires the Group to recognize revenue over time for products that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. In certain limited circumstances this could result in recognizing revenue earlier than under current IFRS rules which require recognition at a point in time. However, based on the analysis performed, the Group does not anticipate the adoption of IFRS 15 to result in any significant impact on its financial position or results of operations. The Group intends to use the cumulative effect method on January 1, 2018. Adoption of the standard will likely increase the level of revenue disclosures in the financial statements.

The standard and its clarifications will be effective for accounting periods beginning on or after January 1, 2018.

IFRS 16, ‘Leases’, deals with principles for the recognition, measurement, presentation and disclosures of leases. The standard provides an accounting model, requiring lessee to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The lessor accounting approach remains unchanged. The Group is currently evaluating the impact of the standard on our consolidated financial position and results of operations. The Group expects that the adoption will result in an increase of non-current assets and non-current liabilities as a result of substantially all operating leases existing as of the adoption date being capitalized along with the associated obligations.

The standard will replace IAS 17, ‘Leases’ and will be effective for accounting periods beginning on or after January 1, 2019.

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

The Group does not anticipate that the adoption will result in any significant impact on its financial statements. The Group does not plan to adopt the provisions of IFRS 9 on hedge accounting and will continue applying IAS 39.

The standard will be effective for accounting periods beginning on or after January 1, 2018.

IFRIC 23, ‘Uncertainty over Income Tax Treatments’

This interpretation provides a framework to consider, recognize and measure the accounting impact of tax uncertainties. It specifies how to determine the unit of account and the recognition and measurement guidance to be applied to that unit. The Interpretation also explains when to reconsider the accounting for a tax uncertainty, and it states specifically that the absence of comment from the tax authority is unlikely, in isolation, to trigger a reassessment. The impact of this interpretation on the Group’s results and financial situation is currently being evaluated.

The interpretation is effective for annual periods beginning on or after January 1, 2019.

The Group plans to adopt the new standards and interpretations on their required effective dates.

2.4 Basis of preparation

In accordance with IAS 1, ‘Presentation of Financial Statements’, the Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements respectively in NOTE 12—Cash and Cash Equivalents, NOTE 20—Borrowings and NOTE 22—Financial Risk Management.

The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants.

Accordingly, the Group continues to adopt the going concern basis in preparing the Consolidated Financial Statements. Management considers that this assumption is not invalidated by the Group’s negative equity at December 31, 2017. This assessment was confirmed by the Board of Directors on March 8, 2018.

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

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

2.6 Principles governing the preparation of the Consolidated Financial Statements

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

An impairment loss is recognized for the amount by which the group of units carrying amount exceeds its recoverable amount.

Any impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the group of cash-generating units and then, to the other assets of the group of units pro rata on the basis of the carrying amount of each asset in the group of units.

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

Foreign currency transactions

Transactions denominated in currencies other than the functional currency are recorded in the functional currency at the exchange rate in effect at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Income Statement, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented within Finance costs – net. Realized foreign exchange gains and losses that relate to commercial transactions are presented in Cost of sales. All other foreign exchange gains and losses, including those that relate to foreign currency derivatives hedging commercial transactions, are presented within Other gains/(losses) – net.

Foreign operations: presentation currency and foreign currency translation

In the preparation of the Consolidated Financial Statements, the year-end balances of assets, liabilities and components of equity of Constellium’s entities and businesses are translated from their functional currencies into Euros, the presentation currency of the Group, at their respective year-end exchange rates. Revenue, expenses and cash flows of Constellium’s entities and businesses are translated from their functional currencies into Euros using their respective average exchange rates for the period.

The net differences arising from exchange rate translation are recognized in the Consolidated Statement of Comprehensive Income / (Loss).

The following table summarizes the main exchange rates used for the preparation of the Consolidated Financial Statements :

Foreign exchange rate for 1 Euro		Year ended December 31, 2017		Year ended December 31, 2016		Year ended December 31, 2015
		Average rate	Closing rate	Average rate	Closing rate	Average rate	Closing rate
U.S. Dollars	USD	1.1273	1.1993	1.1063	1.0541	1.1089	1.0887
Swiss Francs	CHF	1.1103	1.1702	1.0901	1.0739	1.0669	1.0835
Czech Koruna	CZK	26.3151	25.5349	27.0342	27.0210	27.2762	27.0226

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

Other gains / (losses)—net

Other gains / (losses)—net include: (i) realized and unrealized gains and losses on derivatives contracted for commercial purposes and accounted for at fair value through profit or loss, (ii) unrealized exchange gains and losses from the remeasurement of monetary assets and liabilities and (iii) ineffective portion of changes in fair value of derivatives, which are designated for hedge accounting.

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

Property, plant and equipment

Recognition and measurement

Property, plant and equipment acquired by the Company are recorded at cost, which comprises the purchase price (including import duties and non-refundable purchase taxes), any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Borrowing costs (including interests) directly attributable to the acquisition or construction of a Property, plant and equipment are included in the cost. Subsequent to the initial recognition, Property, plant and equipment are measured at cost less accumulated depreciation and impairment, if any. Costs are capitalized into construction work-in-progress until such projects are completed and the assets are available for use.

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

For derivative instruments that do not qualify for hedge accounting, changes in the fair value are recognized immediately in profit or loss and are included in ‘Other gains / (losses)—net’.

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in Other Comprehensive Income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Income Statement within ‘Other gains / (losses)—net’.

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

Factoring arrangements

In non-recourse factoring arrangements, under which the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized from the Consolidated Statement of Financial Position. When trade account receivables are sold with limited recourse, and substantially all the risks and rewards associated with these receivables are not transferred, receivables are not derecognized. Where the entity does not derecognize the receivables, the cash received from the Factor is classified as a financing cash inflow, the derecognition of the related liability as a financing cash outflow and the settlement of the receivables as an operating cash inflow. Arrangements in which the Group derecognizes receivables result in changes in trade receivables which are reflected as cash flows from operating activities.

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

Legal, tax and other potential claims

Provisions for legal claims are made when it is probable that liabilities will be incurred and when such liabilities can be reasonably estimated. For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals, process and outcomes of similar historical matters, amongst others. Once an unfavorable outcome is considered probable, management weights the probability of possible outcomes and the most likely loss is recorded. Legal matters are reviewed on a regular basis to determine if there have been changes in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss. Depending on their nature, these costs may be charged to Cost of sales or Other gains/ (losses)–net in the Consolidated Income Statement. Included in other potential claims are provisions for product warranties and guarantees to settle the net present value portion of any settlement costs for potential future legal actions, claims and other assertions that may be brought by Constellium’s customers or the end-users of products. Provisions for product warranty and guarantees are charged to Cost of sales in the Consolidated Income Statement. When any legal action, claim or assertion related to product warranty or guarantee is settled, the net settlement amount incurred is charged against the provision established in the Consolidated Statement of Financial Position. The outstanding provision is reviewed periodically for adequacy and reasonableness by Constellium management.

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

For defined benefit plans, the retirement benefit obligation recognized in the Consolidated Statement of Financial Position represents the present value of the defined benefit obligation as reduced by the fair value of plan assets. The effects of changes in actuarial assumptions and experience adjustments are presented in the Consolidated Statement of Comprehensive Income / (Loss).

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

2.7 Judgments in applying accounting policies and key sources of estimation uncertainty

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

Any material changes in these assumptions could result in a significant change in employee benefit expenses recognized in the Consolidated Income Statement, actuarial gains and losses recognized in Equity and prepaid and accrued benefits. Details of the key assumptions applied are set out in NOTE 23—Pensions and other post-employment benefit obligations.

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

Provisions

Provisions have been recorded for: (a) close-down and restoration costs; (b) environmental remediation and monitoring costs; (c) restructuring programs; (d) legal and other potential claims including provisions for product income tax risks, warranty and guarantees, at amounts which represent management’s best estimates of the expenditure required to settle the obligation at the date of the Consolidated Statement of Financial Position. Expectations are revised each year until the actual liability is settled, with any difference accounted for in the year in which the revision is made. Main assumptions used are described in NOTE 24—Provisions.

NOTE 3—OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to Constellium’s chief operating decision maker (CODM) (see NOTE 2—Summary of Significant Accounting Policies) on that basis. Group’s operating segments are described below:

Packaging and Automotive Rolled Products (P&ARP)

P&ARP produces thin-gauge rolled products for customers in the beverage and closures, automotive, customized industrial sheet solutions and high-quality bright surface product markets. P&ARP operates four facilities in three countries and has 3,657 employees at December 31, 2017.

Aerospace and Transportation (A&T)

A&T focuses on thick-gauge rolled high value-added products for customers in the aerospace, defense and mass-transportation markets and engineering industries. A&T operates six facilities in three countries and has 4,008 employees at December 31, 2017.

Automotive Structures and Industry (AS&I)

AS&I focuses on specialty products and supplies a variety of hard and soft alloy extruded products, including technically advanced products, to the automotive, rail, industrial, energy and building industries, and to manufacturers of mass transport vehicles and shipbuilders. AS&I operates fifteen facilities in nine countries and has 3,988 employees at December 31, 2017.

Holdings & Corporate

Holdings & Corporate includes the net cost of Constellium’s head office and corporate support functions (including our technology centers).

Intersegment elimination

Intersegment trading is conducted on an arm’s length basis and reflects market prices.

The accounting principles used to prepare the Company’s operating segment information are the same as those used to prepare the Group’s consolidated financial statements.

3.1 Segment Revenue

	Year ended December 31, 2017			Year ended December 31, 2016			Year ended December 31, 2015
(in millions of Euros)	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue
P&ARP	2,812	(7)	2,805	2,498	(16)	2,482	2,748	(6)	2,742
A&T	1,335	(34)	1,301	1,302	(23)	1,279	1,355	(7)	1,348
AS&I	1,123	(5)	1,118	1,002	(9)	993	1,047	(13)	1,034
Holdings & Corporate(A)	13	—	13	(11)	—	(11)	29	—	29

Total	5,283	(46)	5,237	4,791	(48)	4,743	5,179	(26)	5,153

(A)	For the year ended December 31, 2017, Holdings & Corporate segment includes revenues from supplying metal to third parties.

For the year ended December 31, 2016, Holdings & Corporate segment includes a €20 million one-time payment related to the re-negotiation of a contract with one of Wise’s customers offset by revenues from metal supply to third parties.

3.2 Segment adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
P&ARP		202	201	183
A&T		133	103	103
AS&I		119	102	80
Holdings & Corporate		(23)	(29)	(23)

Adjusted EBITDA		431	377	343

Metal price lag(A)		22	4	(34)
Start-up and development costs (B)		(17)	(25)	(21)
Manufacturing system and process transformation costs		(2)	(5)	(11)
Wise integration and acquisition costs		—	(2)	(14)
Wise one-time costs (C)		—	(20)	(38)
Wise purchase price adjustment (D)	7	—	20	—
Share based compensation costs		(8)	(6)	(7)
Gains / (Losses) on pension plan amendments (E)	23	20	—	(5)
Depreciation and amortization	15, 16	(171)	(155)	(140)
Impairment	15	—	—	(457)
Restructuring costs		(4)	(5)	(8)
Unrealized gains/(losses) on derivatives	7	57	71	(20)
Unrealized exchange (losses) /gains from the remeasurement of monetary assets and liabilities—net	7	(4)	3	(3)
Losses on disposals		(3)	(10)	(5)
Other (F)		—	(1)	(6)

Income / (loss) from operations		321	246	(426)

Finance costs—net	9	(243)	(167)	(155)
Share of loss of joint-ventures		(29)	(14)	(3)

Income / (loss) before income tax		49	65	(584)

Income tax (expense) / benefit	10	(80)	(69)	32

Net loss		(31)	(4)	(552)

(A)	Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(B)	For the year ended December 31, 2017, start-up and development costs include mainly €16 million related to new projects in our AS&I operating segment. For the year ended December 31, 2016, start-up and development costs include €20 million related to Automotive Body Sheet growth projects.
(C)	For the year ended December 31, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal business terms.

(D)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in 2016. We received a cash payment of €21 million and recorded a €20 million gain net of costs.
(E)	For the year ended December 31, 2017, amendments to certain Swiss pension plan, US pension plan and OPEB resulted in a €20 million net gain.
(F)	For the year ended December 31, 2017, other includes €3 million of legal fees and lump-sum payments in connection with the renegotiation of a new 5-year collective bargaining agreement offset by accrual reversals of unused provision related to one-time loss contingencies.

3.3 Revenue by product lines

(in millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Packaging rolled products	2,146	2,003	2,205
Automotive rolled products	483	319	275
Specialty and other thin-rolled products	176	160	262
Aerospace rolled products	760	795	861
Transportation, Industry and other rolled products	541	484	487
Automotive extruded products	614	537	544
Other extruded products	504	456	490
Other	13	(11)	29

Total Revenue	5,237	4,743	5,153

3.4 Segment capital expenditures

(in millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
P&ARP	(115)	(166)	(170)
A&T	(73)	(96)	(112)
AS&I	(83)	(84)	(60)
Holdings & Corporate	(5)	(9)	(8)

Capital expenditures—Property, plant and equipment	(276)	(355)	(350)

3.5 Segment assets

Segment assets are comprised of total assets of Constellium by segment, less deferred income tax assets, cash and cash equivalents and other financial assets.

(in millions of Euros)	At December 31, 2017	At December 31, 2016
P&ARP	1,629	1,652
A&T	769	768
AS&I	449	390
Holdings & Corporate	252	212

Segment Assets	3,099	3,022

Unallocated:
Deferred income tax assets	164	252
Cash and cash equivalents	269	347
Other financial assets	179	166

Total Assets	3,711	3,787

3.6 Information about major customers

Revenue arising from the P&ARP segment for the years ended December 31, 2017, 2016 and 2015 is comprised respectively of €1,364 million, €1,220 million and €1,318 million from sales to the Group’s two largest customers. No other single customer contributed 10% or more to the Group’s revenue for 2017, 2016 and 2015.

NOTE 4—INFORMATION BY GEOGRAPHIC AREA

Revenue is reported based on destination of shipments:

(in millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
France	557	493	564
Germany	1,217	1,042	1,112
United Kingdom	188	203	243
Switzerland	123	86	72
Other Europe	940	798	849
United States	1,691	1,511	1,677
Canada	78	68	91
Asia and Other Pacific	270	292	266
All Other	173	250	279

Total	5,237	4,743	5,153

Property, plant and equipment are reported based on the physical location of the assets:

(in millions of Euros)	At December 31, 2017	At December 31, 2016
United States	681	729
France	586	543
Germany	156	134
Czech Republic	65	45
Other	29	26

Total	1,517	1,477

NOTE 5—EXPENSES BY NATURE

(in millions of Euros)	Notes	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Raw materials and consumables used		(3,197)	(2,792)	(3,176)
Employee benefit expenses	6	(924)	(897)	(887)
Energy costs		(138)	(140)	(168)
Sub-contractors		(99)	(108)	(86)
Freight out costs		(124)	(128)	(130)
Professional fees		(77)	(85)	(75)
Operating lease expenses		(27)	(27)	(29)
Depreciation and amortization	15,16	(171)	(155)	(140)
Impairment	15	—	—	(457)
Other operating expenses		(229)	(186)	(300)
Other gains / (losses)—net	7	70	21	(131)

Total Operating expenses		(4,916)	(4,497)	(5,579)

NOTE 6—EMPLOYEE BENEFIT EXPENSES

(in millions of Euros)	Notes	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Wages and salaries		(872)	(841)	(836)
Pension costs—defined benefit plans	23	(28)	(33)	(31)
Other post—employment benefits	23	(16)	(17)	(15)
Share-based compensation	28	(8)	(6)	(5)

Total Employee benefit expenses		(924)	(897)	(887)

NOTE 7—OTHER GAINS / (LOSSES)—NET

(in millions of Euros)	Notes	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Realized gains/( losses) on derivatives(A)	22	—	(62)	(93)
Unrealized gains / (losses) on derivatives at fair value through profit and loss—net (A)	3	57	71	(20)
Unrealized exchange (losses) /gains from the remeasurement of monetary assets and liabilities—net	3	(4)	3	(3)
Gains / (losses) on pension plan amendments	23	20	—	(5)
Losses on disposal		(3)	(10)	(5)
Wise purchase price adjustment (B)	3	—	20	—
Wise acquisition costs		—	—	(5)
Other		—	(1)	—

Total other gains / (losses)—net		70	21	(131)

(A)	Realized gains/(losses) are related to derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and commodity price. Unrealized gains and losses are related to derivatives that do not qualify for hedge accounting.
(B)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in 2016. We received a cash payment of €21 million and recorded €20 million gain net of costs.

The cash received was presented in net cash flows used in investing activities (acquisition of subsidiaries net of cash acquired) in the Consolidated Statement of Cash Flows.

NOTE 8—CURRENCY GAINS / (LOSSES)

Currency gains and losses, which are included in Income from operations, are as follows:

(in millions of Euros)	Notes	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Included in Revenue	22	2	—	—
Included in Cost of sales		(4)	4	13
Included in Other gains / (losses)—net		(4)	(3)	(50)

Total		(6)	1	(37)

Realized exchange losses on foreign currency derivatives—net	22	(15)	(46)	(37)
Unrealized gains /(losses) on foreign currency derivatives—net	22	17	40	(10)
Exchanges (losses)/gains from the remeasurement of monetary assets and liabilities—net		(8)	7	10

Total		(6)	1	(37)

See NOTE 21—Financial Instruments and NOTE 22—Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.

Foreign currency translation reserve

(in millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016
Foreign currency translation reserve at January 1	12	6
Effect of currency translation differences—net	(19)	6

Foreign currency translation reserve at December 31	(7)	12

NOTE 9—FINANCE COSTS—NET

(in millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Interest received	7	5	1

Finance income	7	5	1

Interest expense on borrowings paid or payable(A)	(147)	(171)	(149)
Expenses on factoring arrangements paid or payable	(16)	(12)	(11)
Net loss on settlement of debt(B)	(91)	(4)	—
Realized and unrealized (losses) / gains on debt derivatives at fair value(C)	(79)	45	50
Realized and unrealized exchange gains / (losses) on financing activities—net(C)	91	(42)	(48)
Other finance expense	(15)	1	(6)
Capitalized borrowing costs(D)	7	11	8

Finance expense	(250)	(172)	(156)

Finance costs—net	(243)	(167)	(155)

(A)	For the year ended December 31, 2017, the Group incurred (i) €136 million of interest related to Constellium N.V. Senior Notes; (ii) €7 million of interest related to the Muscle Shoals Senior Notes and (iii) €4 million of interest expense and fees related to the Muscle Shoals and Ravenswood Revolving Credit Facilities (ABLs).

For the year ended December 31, 2016, the Group incurred (i) €104 million of interest related to Constellium N.V. Senior Notes; (ii) €64 million of interest related to the Muscle Shoals Senior Notes and (iii) €3 million of interest expense and fees related to the Muscle Shoals and Ravenswood Revolving Credit Facilities (ABLs).

For the year ended December 31, 2015, the Group incurred (i) €81 million of interest related to Constellium N.V. Senior Notes; (ii) €64 million of interest related to the Muscle Shoals Senior Notes and (iii) €4 million of interest expense and fees related to the Muscle Shoals and Ravenswood Revolving Credit Facilities (ABLs).

(B)	For the year ended December 31, 2017, net loss on settlement of debt relates to (i) the Muscle Shoals Senior Notes redemption in February 2017 for €13 million and (ii) Constellium N.V. Senior Notes redemption in November 2017 for €78 million. (see NOTE 20 – Borrowings). The total exit fees incurred and paid related to 2017 refinancings amount to €88 million.

For the year ended December 31, 2016, €2 million of unamortized arrangement fees were fully recognized as financial expenses as result of the unsecured credit facility termination in March 2016; €2 million loss result from the Muscle Shoals PIK Toggle Notes redemption (see NOTE 20 – Borrowings).

(C)	The Group hedges the dollar exposure relating to the principal of its Constellium N.V. U.S. Dollar Senior Notes, for the portion that has not been used to finance directly or indirectly U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs – net in the Consolidated Income Statement and largely offset the unrealized results related to Constellium N.V. U.S. Dollar Senior Notes revaluation.
(D)	Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate used for the year ended December 31, 2017 was 6% (7% for the years ended December 31, 2016 and 2015).

NOTE 10—INCOME TAX

The current and deferred components of income tax are as follows:

(in millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Current tax expense	(26)	(19)	(21)
Deferred tax (expense) / benefit	(54)	(50)	53

Total Income tax (expense) / benefit	(80)	(69)	32

Using a composite statutory income tax rate applicable by tax jurisdictions, the income tax can be reconciled as follows:

(in millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Income / (Loss) before income tax	49	65	(584)

Composite statutory income tax rate applicable by tax jurisdiction	31.9%	24.9%	38.2%

Income tax (expense) / benefit calculated at composite statutory tax rate applicable by tax jurisdictions	(16)	(16)	223
Tax effect of:
Changes in recognized and unrecognized deferred tax assets(A)	(61)	(45)	(177)
Change in tax rate(B)	(11)	(6)	—
Other	8	(2)	(14)

Income tax (expense) / benefit	(80)	(69)	32

Effective income tax rate	163%	106%	5%

(A)	Change in recognized and unrecognized deferred tax assets mainly relates to unrecognized tax losses carried forward for the years ended December 31, 2017 and 2016 and to impairment of long term assets of one of our main entities for the year ended December 31, 2015 (see NOTE 18—Deferred income taxes).

(B)	For the year ended December 31, 2017, change in tax rate relates mainly to the U.S. income tax rate decrease from 40% to 27% for €16 million applicable from January 1, 2018 and to the gradual decrease in French tax rate to 25.82% as from 2022. For the year ended December 31, 2016, change in tax rate relates to French income tax decrease from 34,43% to 28,92% starting in 2020, enacted by 2016 Financial Tax bill.

The net deferred tax expense recognized following changes in the U.S. federal corporate tax rate represents our best estimate of the impact of the “Tax Cuts and Jobs Act”, which was signed into law on December 22, 2017, based on the information currently available. As clarifications or additional instructions from the US legislator or tax authorities on the detailed application of the Act becomes available, our assessment will be reviewed accordingly.

Our composite statutory income tax rate of 31.9% for the year ended December 31, 2017, 24.9% for the year ended December 31, 2016 and 38.2% for the year ended December 31, 2015 resulted from the statutory tax rates (i) in the United States of 40 % in 2017, 2016 and 2015, (ii) in France of 39.2% in 2017, 34.43% in 2016 and 38.0% in 2015 (iii) in Germany of 29%, stable for the last three years (iv) in the Netherlands of 25%, stable for the last three years and (v) in Czech Republic of 19%, stable for the last three years.

The variation in our composite tax rate mainly results from the geographical mix of our pre-tax results.

The 7 % increase in our composite tax rate from 2016 to 2017 is mostly related to the increase of pre-tax profits in France and to the increase of the tax rate in France for fiscal year 2017 only. The 13.3% decrease in our composite tax rate from 2015 to 2016 mostly results from the decrease in pre-tax losses in the United States.

NOTE 11—EARNINGS PER SHARE

(in millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	(31)	(4)	(554)

Number of shares attributable to equity holders of Constellium

(number of shares)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Weighted average number of ordinary shares used to calculate basic earnings per share	110,164,320	105, 500,327	105,097,442
Effect of other dilutive potential ordinary shares(A)	—	—	—

Weighted average number of ordinary shares used to calculate diluted earnings per share	110,164,320	105, 500,327	105,097,442

(A)	For the years ended December 31, 2017, 2016 and 2015, there were 3,291,875, 411,902 and 510,721 potential ordinary shares respectively that could have a dilutive impact but were considered antidilutive due to negative earnings.

Earnings per share attributable to the equity holders of Constellium

(in Euro per share)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Basic	(0.28)	(0.04)	(5.27)
Diluted	(0.28)	(0.04)	(5.27)

NOTE 12—CASH AND CASH EQUIVALENTS

(in millions of Euros)	At December 31, 2017	At December 31, 2016
Cash in bank and on hand	269	347

Total Cash and cash equivalents	269	347

At December 31, 2017, cash in bank and on hand includes a total of €12 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being immediately available for general use by the other entities within the Group (€7 million at December 31, 2016).

NOTE 13—TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At December 31, 2017		At December 31, 2016
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables—gross	—	309	—	238
Impairment	—	(3)	—	(3)

Total Trade receivables—net	—	306	—	235

Finance lease receivables	6	6	12	6
Deferred tooling related costs	28	—	11	—
Current income tax receivables	—	58	—	52
Other taxes	—	30	—	39
Restricted cash (A)	1	—	9	—
Prepaid expenses	5	8	6	9
Other	8	11	9	14

Total Other receivables	48	113	47	120

Total Trade receivables and Other	48	419	47	355

(A)	Restricted cash relates mainly to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured at December 31, 2016.

13.1 Aging

The	aging of total trade receivables—net is as follows:

(in millions of Euros)	At December 31, 2017	At December 31, 2016
Not past due	286	217
1 – 30 days past due	13	14
31 – 60 days past due	2	3
61 – 90 days past due	3	1
Greater than 91 days past due	2	—

Total Trade receivables—net	306	235

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

Revisions to the impairment allowance arising from changes in estimates are included as either additional allowance or recoveries. An allowance was recognized for €0.7 million during the year ended December 31, 2017 (€0.8 million allowance reversed during the year ended December 31, 2016).

None of the other amounts included in Other receivables was deemed to be impaired.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

13.2 Currency concentration

The composition of the carrying amounts of total Trade receivables – net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At December 31, 2017	At December 31, 2016
Euro	124	101
U.S. Dollar	164	115
Swiss franc	4	3
Other currencies	14	16

Total trade receivables—net	306	235

13.3 Factoring arrangements

The Group factored specific account receivables in France by entering into factoring agreements with a third party for a maximum capacity of €235 million. The facilities were amended on April 19, 2017 to extend maturity to October 29, 2021.

The Group factored specific account receivables in Germany, Switzerland and Czech Republic by entering into factoring agreements with a third party for a maximum capacity of €150 million. This agreement matures October 29, 2021.

Constellium Automotive USA entered into a factoring agreement which provides for the sale of specific account receivables up to a maximum capacity of $25 million. The facilities were amended on December 13, 2017 to extend maturity to December 12, 2018.

Muscle Shoals entered into a new factoring agreement which provides for the sale of specific account receivables up to a maximum capacity of $325 million and was amended in January 2017 to extend maturity to January 24, 2018. The agreement was further amended on January 2, 2018. (See NOTE 31- Subsequent events).

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

Under the agreements, at December 31, 2017, the total carrying amount of the original assets factored is €642 million (December 31, 2016: €681 million) of which:

•	€473 million (December 31, 2016: €566 million) derecognized from the Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor;

•	€169 million (December 31, 2016: €115 million) recognized on the Consolidated Statement of Financial Position.

At December 31, 2017, there was no debt due to the factor relating to trade account receivables sold (€1 million at December 31, 2016).

Covenants

The factoring arrangements contain certain affirmative customary and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants.

The commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained.

The Group was in compliance with all applicable covenants at December 31, 2017 and December 31, 2016.

13.4 Finance lease receivables

The Company is the lessor for certain finance leases with third parties for certain of its property, plant and equipment located in Sierre, Switzerland. The following table shows the reconciliation of the Group’s gross investments in the leases to the net investment in the leases at December 31, 2017 and 2016.

	Year ended December 31, 2017			Year ended December 31, 2016
(in millions of Euros)	Gross investment in the lease	Unearned interest income	Net investment in the lease	Gross investment in the lease	Unearned interest income	Net investment in the lease
Less than 1 year	6	—	6	7	(1)	6
Between 1 and 5 years	6	—	6	12	—	12
More than 5 years	—	—	—	—	—	—

Total Finance lease receivables	12	—	12	19	(1)	18

NOTE 14—INVENTORIES

(in millions of Euros)	At December 31, 2017	At December 31, 2016
Finished goods	164	149
Work in progress	332	299
Raw materials	111	94
Stores and supplies	64	69
Adjustments(A)	(28)	(20)

Total inventories	643	591

(A)	Includes Net realizable value adjustments.

Constellium records inventories at the lower of cost and net realizable value. Any change in the net realizable value adjustment on inventories is included in Cost of sales in the Consolidated Income Statement.

NOTE 15—PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2017	19	209	1,020	221	8	1,477
Additions	1	2	50	224	5	282
Disposals	—	(1)	(3)	—	—	(4)
Depreciation expense	(4)	(13)	(135)	—	(7)	(159)
Transfer during the period	—	18	223	(237)	4	8
Effects of changes in foreign exchange rates	(2)	(9)	(66)	(10)	—	(87)

Net balance at December 31, 2017	14	206	1,089	198	10	1,517

Cost	25	321	1,712	204	29	2,291
Less accumulated depreciation and impairment	(11)	(115)	(623)	(6)	(19)	(774)

Net balance at December 31, 2017	14	206	1,089	198	10	1,517

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2016	21	158	773	296	7	1,255
Additions	—	6	56	297	3	362
Disposals	—	—	(6)	(5)	—	(11)
Depreciation expense	(4)	(13)	(120)	—	(7)	(144)
Transfer during the period	1	55	309	(370)	5	—
Effects of changes in foreign exchange rates	1	3	8	3	—	15

Net balance at December 31, 2016	19	209	1,020	221	8	1,477

Cost	27	324	1,581	228	27	2,187
Less accumulated depreciation and impairment	(8)	(115)	(561)	(7)	(19)	(710)

Net balance at December 31, 2016	19	209	1,020	221	8	1,477

Building, machinery and equipment includes the following amounts where the Group is a lessee under a finance lease:

	At December 31, 2017			At December 31, 2016
(in millions of Euros)	Gross value	Accumulated depreciation	Net	Gross value	Accumulated depreciation	Net
Buildings under finance lease	30	(5)	25	31	(3)	28
Machinery and equipment under finance lease	62	(27)	35	50	(21)	29

Total	92	(32)	60	81	(24)	57

The future aggregate minimum lease payments under non-cancellable finance leases are as follows:

(in millions of Euros)	At December 31, 2017	At December 31, 2016
Less than 1 year	15	13
1 to 5 years	37	36
More than 5 years	19	22

Total	71	71

The present value of future aggregate minimum lease payments under non-cancellable finance leases are as follows:

(in millions of Euros)	At December 31, 2017	At December 31, 2016
Less than 1 year	14	10
1 to 5 years	30	35
More than 5 years	16	15

Total	60	60

Depreciation expense and impairment losses

Total depreciation expense and impairment losses relating to property, plant and equipment and intangible assets are presented in the Consolidated Income Statement as follows:

(in millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Cost of sales	(160)	(147)	(132)
Selling and administrative expenses	(8)	(6)	(6)
Research and development expenses	(3)	(2)	(2)
Impairment	—	—	(452)

Total	(171)	(155)	(592)

The amount of contractual commitments for the acquisition of property, plant and equipment is disclosed in NOTE 26—Commitments.

Impairment tests for property, plant and equipment and intangibles assets

No triggering events were identified at December 31, 2017 and 2016 regarding our cash-generating units.

Certain triggering events were identified as at December 31, 2015 for certain cash-generating units. In accordance with the accounting policies described in NOTE 2.6 of the Consolidated Financial Statements, these cash-generating units were tested for impairment.

For the Muscle Shoals cash-generating unit, a P&ARP cash-generating unit, the following triggering events were identified at December 31, 2015:

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

For the Constellium Valais cash-generating units, certain triggering events were identified in 2015 (cash-generating unit Valais—AS&I operating segment: operational reorganization and industrial restructuring and cash-generating unit Valais—A&T operating segment: expected adverse change in key sale agreements).

Based on the recoverable value approached from both a value in use and a fair value models, the carrying value of the Property, plant and equipment was fully impaired as at December 31, 2015. The related impairment charge totaled €49 million.

NOTE 16—INTANGIBLE ASSETS (INCLUDING GOODWILL)

(in millions of Euros)	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangible assets (excluding goodwill)
Net balance at January 1, 2017	457	28	21	18	9	3	79
Additions	—	—	—	—	6	—	6
Amortization expense	—	(1)	(9)	(1)	—	(1)	(12)
Transfer during the period	—	1	7	—	(6)	—	2
Effects of changes in foreign exchange rates	(54)	(4)	(1)	(2)	—	—	(7)

Net balance at December 31, 2017	403	24	18	15	9	2	68

Cost	403	81	55	38	9	3	186
Less accumulated amortization and impairment	—	(57)	(37)	(23)	—	(1)	(118)

Net balance at December 31, 2017	403	24	18	15	9	2	68

(in millions of Euros)	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangible assets (excluding goodwill)
Net balance at January 1, 2016	443	28	23	18	7	2	78
Additions	—	—	1	—	4	—	5
Amortization expense	—	(1)	(9)	(1)	—	—	(11)
Transfer during the period	—	—	2	—	(2)	—	—
Effects of changes in foreign exchange rates	14	1	4	1	—	1	7

Net balance at December 31, 2016	457	28	21	18	9	3	79

Cost	457	91	52	43	9	3	198
Less accumulated amortization and impairment	—	(63)	(31)	(25)	—	—	(119)

Net balance at December 31, 2016	457	28	21	18	9	3	79

Impairment tests for goodwill

Goodwill in the amount of €403 million has been allocated to the Group’s operating segment Packaging and Automotive Rolled Products (“P&ARP”) for €396 million, Aerospace and Transportation (“A&T”) for €5 million and Automotive Structures and Industry (“AS&I”) for €2 million.

At December 31, 2017, the recoverable amount of the A&T and AS&I operating segments has been determined based on value in use calculations and significantly exceed their carrying value. No reasonable change in the assumptions retained could lead to a potential impairment charge.

For the P&ARP operating segment, the recoverable value (determined on the basis of fair value less costs of disposal) was estimated by applying a discounted cash flow model and market participant’s assumptions and has been classified as a level 3 measurement under the fair value hierarchy provided by IFRS 13.

The projected future cash flows are based on the 2018-2025 medium and long term business plan approved by the management and reviewed by the Board of Directors. They include significant capital expenditures for the Automotive Body Sheet (up to 2020) and its related returns. Considering the significant level of future capital expenditures needed to address the Automotive Body Sheet market and the related Automotive Body Sheet cash inflows ramping-up from 2018/2019 to reach a normative level in 2023/2024, cash flows were projected over an 8-year period. The terminal value assumes a normative cash flow and a long term growth rate ranging from 0% to 1.5%. The discount rates applied to cash flows projections range between 10% and 12%. It was concluded that the carrying value (€1,204 million) did not exceed the recoverable value (€1,554 million) as at December 31, 2017. Accordingly, the impairment test carried out at the P&ARP operating segment level did not lead to a goodwill impairment.

The key assumptions used in the determination of the fair value less costs of disposal for the P&ARP operating segment are the discount rates, the perpetual growth rates used to extrapolate cash-flows beyond the forecast period and the forecasted shipments for Automotive Body Sheet, products and related revenues. They have been determined considering what market participants would assume in estimating fair value:

-	Discount rates used represent the current market assessment of the risks specific to the P&ARP operating segment taking into consideration the time value of money and the risks associated with the underlying assets.

-	The growth rates used to extrapolate cash-flows beyond the forecast period were developed internally and are consistent with external sources of information.

-	Expected shipments and related revenues were determined based on estimates of future supply and demand for Automotive Body Sheet products. These estimates were developed internally based on our industry knowledge and our analysis of available market data regarding expected future demand and industry capacity.

Sensitivity analysis: the calculation of the recoverable value of the P&ARP operating segment is most sensitive to the following assumptions:

-	Discount rate: an increase in the discount rate by 2.25% would result in the recoverable value equaling the carrying value;

-	Perpetual growth rate: a decrease in the perpetual growth rate by 5% would result in the recoverable value equaling the carrying value; or

-	Automotive Body Sheet shipments: 65% lower shipments in the Automotive Body Sheet US business would result in the recoverable value equaling the carrying value.

NOTE 17—INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

The Group investments accounted for under the Equity method are Constellium-UACJ ABS LLC and Rhenaroll S.A.

(in millions of Euros)	Year ended 2017	Year ended 2016
At January 1,	16	30
Group share in loss	(29)	(14)
Additions	—	—
Reclassified to non-current other financial assets	14	—
Effects of changes in foreign exchange rates	—	—

At December 31,	1	16

As of December 31, 2017, the loan to Constellium-UACJ ABS LLC is, in substance, part of Constellium’s investment in the joint-venture as it represents a long-term strategic investment that is not expected to be settled in the foreseeable future. Constellium’s share of the losses of joint-ventures, in excess of the initial investment, is thus recognized against other financial assets for €14 million at December 31, 2017.

		Joint venture’s net assets		Joint venture’s profit/ (loss)
(In millions of Euros)	% interest	At December 31, 2017	At December 31, 2016	At December 31, 2017	At December 31, 2016
Constellium-UACJ ABS LLC(A)	51.00%	(14)	15	(29)	(14)
Rhenaroll S.A.(B)	49.85%	1	1	—	—

Group share		(13)	16	(29)	(14)

Reclassified to non-current other financial assets		14	—	—	—

Investment in joint venture		1	16	(29)	(14)

Constellium-UACJ ABS LLC and Rhenaroll S.A. are private companies with no quoted market prices available for their shares.

(A)	Constellium-UACJ ABS LLC, a joint-venture in which Constellium holds a 51% interest, was created in 2014. This joint-venture operates a facility located in Bowling Green, Kentucky and supplies aluminium sheet to the North American automotive industry. The joint venture started its operations during 2016.
(B)	The Group also holds a 49.85% interest in a joint-venture named Rhenaroll S.A. (located in Biesheim, France), specialized in the chrome-plating, grinding and repairing of rolling mills’ rolls and rollers. Revenue was €3 million for the years ended December 31, 2017 and 2016 respectively. The entity’s net income was immaterial in both 2017 and 2016.

Both investments are included in P&ARP segment assets.

Constellium-UACJ ABS LLC financial statements

The information presented hereafter reflects the amounts included in the financial statements of the relevant entity in accordance with Group accounting principles and not the Company’s share of those amounts.

(in millions of Euros)	At December 31, 2017	At December 31, 2016
Current assets
Cash and cash equivalents	5	6
Trade receivables and other	35	7
Inventories	57	28
Non-current assets
Property, plant and equipment	161	189
Intangible assets	1	1

Total Assets	259	231

Current liabilities
Trade payables and other	34	26
Borrowings(A)	206	129
Non-current liabilities
Borrowings	47	46
Equity	(28)	30

Total Equity and Liabilities	259	231

(A)	In February 2018, the maturity of shareholders loan facilities was extended to March 31, 2023.

(in millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016
Revenue	123	15
Cost of sales	(151)	(28)
Selling and administrative expenses	(14)	(8)

Loss from operations	(42)	(21)

Finance costs	(15)	(6)

Net loss	(57)	(27)

The transactions during the year and the year-end balances between Group companies that are fully consolidated and Constellium UACJ ABS LLC are included in Group’s Consolidated income statement and Consolidated statement of financial position are detailed below:

(in millions of Euros)	At December 31, 2017	At December 31, 2016
Trades receivables and other—current	15	10
Other financial assets (A)	83	66

Total Assets	98	76

(A)	Other financial assets correspond to the loan to Constellium UACJ ABS LLC as of December 31, 2017 and 2016. As of December 31, 2017, the fair value of the loan is €97 million, which approximates the carrying value. The fair value is presented net of €14 million of Constellium’s share of losses of joint venture.

(in millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016
Revenue	59	13
Fees and recharges(B)	3	3
Finance income	6	4

Total Income	68	20

(B)	Fees and recharges are presented in Cost of sales or Selling and administrative expenses depending on their nature.

Guarantees and commitments given to Constellium UACJ ABS LLC by the Group are:

(in millions of euros)	At December 31, 2017	At December 31, 2016
Financial guarantees	11	—
Loan facility commitment	—	15
Supplier guarantees	3	19

Total Guarantees and commitments	14	34

Constellium and UACJ have pledged their intention to financially support the Constellium UACJ ABS LLC, such that Constellium UACJ ABS LLC would be in a position to meet its financial obligations on a timely basis through February 14, 2019, and for a reasonable period thereafter.

NOTE 18—DEFERRED INCOME TAXES

(in millions of Euros)	At December 31, 2017	At December 31, 2016
Deferred income tax assets	164	252
Deferred income tax liabilities	(25)	(30)

Net Deferred income tax assets	139	222

The following tables show the changes in net deferred income tax assets / (liabilities) for the years ended December 31, 2017 and 2016.

(in millions of Euros)	At January 1, 2017	Recognized in		Effect of change in foreign exchange rates	Other	At December 31, 2017
		Profit or loss	OCI
Long-term assets	(90)	5	—	9	—	(76)
Inventories	6	(2)	—	—	—	4
Pensions	188	(39)	(5)	(14)	—	130
Derivative valuation	13	(17)	(15)	(1)	—	(20)
Tax losses carried forward	79	3	—	(4)	—	78
Other(A)	26	(3)	—	—	—	23

Total deferred tax assets/(liabilities)	222	(54)	(20)	(9)	—	139

(A)	Mainly non-deductible provisions.

For the year ended December 31, 2017, net deferred income tax assets declined primarily due to the US income tax rate decrease with €16 million through Profit or loss and for €8 million through Other Comprehensive Income.

(in millions of Euros)	At January 1, 2016	Recognized in		Effect of change in foreign exchange rates	Other	At December 31, 2016
		Profit or loss	OCI
Long-term assets	(27)	(59)	—	(4)	—	(90)
Inventories	4	3	—	—	(1)	6
Pensions	193	(11)	2	4	—	188
Derivative valuation	27	(21)	9	—	(2)	13
Tax losses carried forward	40	38	—	1	—	79
Other(A)	23	—	—	1	2	26

Total deferred tax assets /(liabilities)	260	(50)	11	2	(1)	222

(A)	Mainly non-deductible provisions.

Based on the expected taxable income of the entities, the Group believes that it is more likely than not that a total of €1,393 million (€1,345 million at December 31, 2016) of unused tax losses and deductible temporary differences, will not be used. Consequently, net deferred tax assets have not been recognized. The related tax impact of €356 million (€428 million at December 31, 2016) is attributable to the following:

(in millions of Euros)	At December 31, 2017	At December 31, 2016
Expiring in 2018 to 2021	(22)	(13)
Expiring in 2022 and after limited	(143)	(132)
Unlimited	(18)	(19)

Tax losses	(183)	(164)

Long-term assets	(116)	(193)
Pensions	(20)	(25)
Other	(37)	(46)

Deductible temporary differences	(173)	(264)

Total	(356)	(428)

The €72 million total change of unrecognized deferred tax assets is mainly explained by the impact of (i) the US income tax rate decrease for €93 million, (ii) the foreign exchange effect for €35 million offset by (iii) an increase of the unrecognized deferred tax assets on deductible temporary differences and unused tax losses, generated during the period, for €56 million.

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

The tax losses not expected to be utilized in the United States relate to one of our main operating entities, such losses having a carryforward period limited to 20 years. Although this entity is expected to be profitable in the medium or long term, considering notably the anticipated development of the Automotive Body Sheet business, it bears significant non-cash depreciation and financial interests that will continue generating tax losses in the coming years. Accordingly, it is uncertain whether the entity will be able to use, at its level given the absence of an overall U.S. tax group, these tax losses before they expire. Consequently, the related deferred tax assets have not been recognized.

The tax losses not expected to be utilized in Switzerland relate to losses generated by one of our Swiss entities most of them expiring in the years from 2019 to 2023. Following an operational reorganization and industrial restructuring in 2015, this Swiss entity is not expected to generate sufficient taxable profits over the next coming years to utilize these losses before they expire.

As at December 31, 2017 and 2016, most of the unrecognized deferred tax assets on deductible temporary differences on long-term assets and other differences relate to the U.S. and Swiss entities discussed above. A joint assessment has been performed on the recoverability of the deferred tax assets on deductible temporary differences and tax losses for these two entities. In line with the assessments, the related deferred tax assets on long term assets and on other differences have not been recognized.

NOTE 19—TRADE PAYABLES AND OTHER

	At December 31, 2017		At December 31, 2016
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	717	—	627

Fixed assets payables	—	27	—	33
Employees’ entitlements	—	159	—	141
Deferred revenue	34	10	40	14
Taxes payable other than income tax	—	12	—	17
Other payables	20	5	19	7

Total Other	54	213	59	212

Total Trade payables and other	54	930	59	839

NOTE 20—BORROWINGS

20.1 Analysis by nature

(in millions of Euros)	December 31, 2017							December 31, 2016
	Nominal Value in Currency	Nominal rate	Effective rate	Nominal Value in Euros	(Arrangement fees)	Accrued interests	Carrying value	Carrying value
Secured ABL(A)
Ravenswood (due 2018)	—	Floating	—	—	—	—	—	46
Muscle Shoals (due 2020)	—	Floating	—	—	—	—	—	—
Pan US ABL (due 2022)	$78	Floating	3.79%	65	—	—	65	—

Secured Inventory Based Facility (due 2019) (B)	—	Floating	—	—	—	—	—	—

Senior Secured Notes
Constellium N.V. (D) (Issued March 2016, due 2021)	$425	7.88%	8.94%	—	—	—	—	401
Muscle Shoals (C)	$650	8.75%	7.45%	—	—	—	—	635

Senior Unsecured Notes
Constellium N.V. (Issued May 2014, due 2024)	$400	5.75%	6.26%	334	(4)	2	332	377
Constellium N.V. (Issued May 2014, due 2021)	€300	4.63%	5.16%	300	(4)	2	298	298
Constellium N.V. (D) (Issued December 2014, due 2023)	$400	8.00%	8.61%	—	—	—	—	387
Constellium N.V. (D) (Issued December 2014, due 2023)	€240	7.00%	7.54%	—	—	—	—	244
Constellium N.V. (C) (Issued February 2017, due 2025)	$650	6.63%	7.13%	542	(13)	12	541	—
Constellium N.V. (D) (Issued November 2017, due 2026)	$500	5.88%	6.26%	417	(8)	4	413	—
Constellium N.V. (D) (Issued November 2017, due 2026)	€400	4.25%	4.57%	400	(7)	2	395	—
Other loans (including Finance leases)				82	—	1	83	80

Total Borrowings				2,140	(36)	23	2,127	2,468

Of which non-current							2,021	2,361
Of which current							106	107

Constellium N.V. Senior Notes are guaranteed by certain subsidiaries.

(A)

On June 21, 2017, Ravenswood and Muscle Shoals terminated their existing respective secured asset-based variable rate revolving credit facilities. The two entities entered into a pan US ABL consisting of a

$300 million initial credit facility due 2022 and a $200 million committed accordion, at the company’s option, under certain conditions.
(B)	On April 21, 2017, two French entities entered into a new secured Revolving Credit Facility on inventory for €100 million due 2019.
(C)	On February 16, 2017, Constellium N.V. issued a $650 million principal amount of 6.625% Senior Notes due 2025. Deferred arrangement fees amounted to €14 million on the issuance date. The net proceeds of Constellium N.V. Senior Notes were used to repurchase the Muscle Shoals Senior Secured Notes due 2018.
(D)	On November 9, 2017, Constellium N.V. issued a $500 million principal amount of 5.875% Senior Notes due 2026 and €400 million principal amount of 4.25% Senior Notes due 2026. Deferred arrangement fees amounted to €15 million on the issuance date. The net proceeds of the Constellium N.V. Senior Notes were used to repurchase the Constellium N.V. Senior Secured Notes issued in March 2016, due 2021 and Constellium N.V. Senior Unsecured Notes issued in December 2014, due 2023.

20.2 Movements in borrowings

(in millions of Euros)	Year ended 2017	Year ended 2016
At January 1,	2,468	2,233
Cash flows
Proceeds from issuance of Senior Notes (A) (B)	1,440	375
Repayments of Senior Notes or PIK Toggle notes (B) (C) (D)	(1,559)	(148)
Proceeds / (Repayments) from U.S. Revolving Credit Facilities and other loans	29	(69)
Arrangement fees payment	(29)	(12)
Finance lease repayment and others	(13)	(10)
Non-cash changes
Movement in interests accrued or capitalized	(13)	15
New finance leases	17	16
Deferred arrangement fees and step-up amortization	7	(10)
Effects of changes in foreign exchange rates	(220)	78

At December 31,	2,127	2,468

(A)	The proceeds from the Senior Notes issued on November 9, 2017 represented €830 million, converted at the issuance date exchange rate of EUR/USD=1.1630.
(B)	The proceeds from the Senior Notes issued on February 16, 2017 represented €610 million, converted at the issuance date exchange rate of EUR/USD=1.0652. The repurchase of Muscle Shoals Senior Notes was completed on the same day for the same amount.
(C)	The redemption of Secured and Unsecured Notes on November 9, 2017 represented €949 million, converted at the redemption date exchange rate of EUR/USD=1.1630.
(D)	The redemption of PIK Toggle Notes on December 5, 2016 represented €148 million, converted at the redemption date exchange rate of EUR/USD=1.0702.

20.3 Currency concentration

The composition of the carrying amounts of total borrowings in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At December 31, 2017	At December 31, 2016
U.S. Dollar	1,387	1,887
Euro	720	575
Other currencies	20	6

Total borrowings	2,127	2,468

Covenants

The Group was in compliance with all applicable debt covenants at and for the years ended December 31, 2017 and 2016.

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

Pan US ABL Facility

This facility contains a fixed charge coverage ratio covenant and EBITDA contribution ratio. Evaluation of compliance is only required if the excess availability falls below 10% of the aggregate revolving loan commitment. It also contains customary affirmative and negative covenants, but no maintenance covenants.

NOTE 21—FINANCIAL INSTRUMENTS

21.1 Financial assets and liabilities by categories

		At December 31, 2017				At December 31, 2016
(in millions of Euros)	Notes	Loans and receivables	At Fair Value through Profit and loss	At Fair Value through OCI	Total	Loans and receivables	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Cash and cash equivalents	12	269	—	—	269	347	—	—	347
Trade receivables and Finance Lease receivables	13	318	—	—	318	253	—	—	253
Other financial assets		83	77	19	179	66	100	—	166

Total financial assets		670	77	19	766	666	100	—	766

		At December 31, 2017				At December 31, 2016
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Trade payables and fixed assets payables	19	744	—	—	744	660	—	—	660
Borrowings	20	2,127	—	—	2,127	2,468	—	—	2,468
Other financial liabilities		—	66	—	66	—	37	27	64

Total financial liabilities		2,871	66	—	2,937	3,128	37	27	3,192

The table below details other financial assets and other financial liabilities positions:

	At December 31, 2017			At December 31, 2016
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	29	67	96	49	51	100
Aluminium and premium future contract	6	39	45	—	6	6
Energy future contract	—	—	—	—	4	4
Other future contract	—	1	1	—	—	—
Currency commercial contracts	21	20	41	2	11	13
Currency net debt derivatives	2	7	9	47	30	77
Loans (A)	81	2	83	—	66	66

Other financial assets	110	69	179	49	117	166

Derivatives	43	23	66	30	34	64
Aluminium and premium future contract	—	6	6	4	5	9
Energy future contract	—	—	—	—	—	—
Other future contract	—	1	1	—	2	2
Currency commercial contracts	6	12	18	26	27	53
Currency net debt derivatives	37	4	41	—	—	—

Other financial liabilities	43	23	66	30	34	64

(A)	Corresponds to a loan facility to Constellium UACJ ABS LLC (See NOTE 17 – Investments accounted for under the equity method)

21.2 Fair values

All derivatives are presented at fair value in the Consolidated Statement of Financial Position.

The carrying value of the Group’s borrowings at maturity is the redemption value.

The fair value of Constellium N.V. Senior Notes issued in May 2014, February 2017 and November 2017 account for 102%, 106% and 101% respectively of the nominal value and amount to €645 million, €572 million and €828 million respectively at December 31, 2017. The fair value was classified as a level 1 measurement under the fair value hierarchy provided by IFRS 13.

The fair values of other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity except for the loan facility to Constellium UACJ ABS LLC (See NOTE 17—Investments accounted for under the equity method).

21.3 Valuation hierarchy

The following table provides an analysis of derivatives measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on quoted price (unadjusted) in active markets for identical financial instruments, it includes aluminium futures that are traded on the LME;

•	Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices), it includes foreign exchange derivatives;

•	Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	At December 31, 2017				At December 31, 2016
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets—derivatives	46	50	—	96	6	94	—	100
Other financial liabilities—derivatives	6	60	—	66	7	57	—	64

There were no transfers into or out of Level 3 during the years ended December 31, 2017 and December 31, 2016.

NOTE 22—FINANCIAL RISK MANAGEMENT

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

Constellium is exposed to foreign exchange risk in the following areas:

•	Transaction exposures, which include

◇	Commercial transactions related to forecasted sales and purchases and on-balance sheet receivables/payables resulting from such transactions.

◇	Financing transactions, related to external and internal net debt

•	Translation exposures, which relate to net investments in foreign entities which are converted in Euros in the consolidated financial statements.

Commercial transaction exposures

The Group policy is to hedge committed and highly probable forecasted foreign currency operational transactions. The Group uses foreign exchange forwards and foreign exchange swaps for this purpose.

The following tables outline the nominal value (converted in millions of Euros at the closing rate) of derivatives for Constellium’s most significant foreign exchange exposures as at December 31, 2017.

Forward derivatives sales	Maturity Period	Less than 1 year	Over 1 year
USD/EUR	2018-2023	387	376
EUR/CHF	2018-2022	49	19
Other currencies	2018-2020	16	2

Forward derivatives purchases	Maturity Period	Less than 1 year	Over 1 year
USD/EUR	2018-2022	395	90
EUR/CHF	2018-2022	103	35
EUR/CZK	2018-2019	63	62
Other currencies	2018	1	—

Forward derivatives sales mean that the Group sells currency 1 versus currency 2. Forward derivatives purchases mean that the Group buys currency 1 versus currency 2

In 2016, the Group agreed with a major customer for the sale of fabricated metal products in U.S. Dollars to be supplied from a Euro functional currency entity. In line with its hedging policy, the Group entered into significant foreign exchange derivatives which match related highly probable future conversion sales by selling U.S. Dollars against Euros. The Group designated these derivatives for hedge accounting, with total nominal amount of $484 million, as of December 31, 2017, with maturity 2018-2022.

For hedges that do not qualify for hedge accounting, any mark-to-market movements are recognized in Other gains / (losses)—net.

The table below details the effect of foreign currency derivatives in the Consolidated Income Statement and the Statement of Comprehensive Income/(Loss):

(In millions of Euros)	Notes	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Derivatives that do not qualify for hedge accounting
Included in Other gains / (losses) – net
Realized gains / (losses) on foreign currency derivatives—net	8	(19)	(46)	(37)
Unrealized gains / (losses) on foreign currency derivatives—net(A)	8	16	40	(10)

Derivatives that qualify for hedge accounting
Included in Revenue
Realized gain on foreign currency derivatives—net	8	1	—	—
Unrealized gain on foreign currency derivatives—net	8	1	—	—
Included in Other gains / (losses)—net
Realized gains on foreign currency derivatives—net	8	3	—	—
Unrealized gains / (losses) on foreign currency derivatives—net	8	—	—	—
Realized gain/(loss) in ineffective portion of derivatives		—	—	—
Included in Other Comprehensive Income / (Loss)
Unrealized gains / (losses) on foreign currency derivatives—net		48	(27)	—
Gain/loss reclassified from cash flow hedge reserve to profit and loss		(2)	—	—

(A)	Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future periods when these sales are recognized.

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

At December 31, 2017 the net position hedged related to loans and deposits was a forward purchase of $436 million versus the Euro. This comprised of a forward purchase of $870 million versus the Euro, a forward sale of $140 million versus the Euro, both using cross currency basis swaps, and a forward sale of $294 million versus the Euro using simple foreign exchange forward contracts.

The table below details the effect of foreign currency derivatives in the Consolidated Income Statement

(In millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016
Derivatives
Included in Finance Costs—net
Realized gain / (loss) on foreign currency derivatives—net	31	15
Unrealized gain / (loss) on foreign currency derivatives—net	(110)	30

Total	(79)	45

In accordance with the Group policy, the net foreign exchange result related to financing activities is expected to be balanced at any time.

Net debt derivatives settled during the period are presented in ‘Other financing activities’ in the Consolidated Statement of Cash Flows.

Foreign exchange sensitivity on commercial and financing transaction exposures

The largest exposures of the Group are related to the Euro/Dollar exchange rate. The table below summarizes the impact on profit and Equity (before tax effect) of a 10 % strengthening of the U.S. Dollar versus the Euro for non U.S. Dollar functional currency entities.

(in millions of Euros)	Effect on profit before tax	Effect on pretax equity
Trade receivables	5	—
Trade payables	(1)	—
Derivatives on commercial transaction(A)	14	(43)

Commercial transaction exposure	18	(43)

Cash in Bank and intercompany loans	103	—
Borrowings	(144)	—
Derivatives on financing transaction	41	—

Financing transaction exposure	—	—

Total	18	(43)

(A)	Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future periods when these sales are recognized. The impact on pretax equity (€43 million) relates to derivatives hedging future sales spread from 2018 to 2022 which are designated as cash flow hedges.

The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.

Translation exposures

Foreign exchange impacts related to the translation to Euro of net investments in foreign subsidiaries, and related revenues and expenses are not hedged as the Group operates in these various countries on permanent basis.

Foreign exchange sensitivity

The exposure relates to foreign currency translation of net investments in foreign subsidiaries and arises mainly from operations conducted by U.S. Dollar functional currency subsidiaries.

The table below summarizes the impact on profit and Equity (before tax effect) of a 10 % strengthening of the US Dollar versus the Euro (on average rate for profit before tax and closing rate for pretax equity) for US Dollar functional currency entities.

(in millions of Euros)	Effect on profit before tax	Effect on pretax equity
10% strengthening US Dollar/Euro	(8)	11

The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.

Margin Calls

Our financial counterparties may require margin calls should our mark-to-market exceed a pre-agreed contractual limit. In order to protect from the potential margin calls for significant market movements, the Group ensures that financial counterparts hedging the transactional exposure are also hedging the foreign currency loan and deposit exposure. Further, the Group holds a significant liquidity buffer in cash or in availability under its various borrowing facilities, enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis.

At December 31, 2017 and 2016, the margin requirement related to foreign exchange hedges was nil and the Group was not exposed to material margin call risk.

(ii) Commodity price risk

The Group is subject to the effects of market fluctuations in the price of aluminium, which is the Group’s primary metal input and a significant component of its output. The Group is also exposed to variation in the premium and in the price of zinc, natural gas, silver and copper but in a less significant way.

The Group policy is to minimize exposure to aluminium price volatility by (i) passing through the aluminium price risk to customers and (ii) using derivatives where necessary. All sales and purchases are converted to be on the same floating basis and then ensure that the same quantities are bought and sold at the same (market) price. The Group purchases fixed price aluminium forwards to offset the exposure of LME volatility on its fixed price sales agreements for the supply of metal.

The Group also purchases fixed price copper, aluminium premium, silver and zinc forwards to offset the commodity exposure where sales contracts have embedded fixed price agreements for the relevant commodity.

In addition, the Group also purchases natural gas fixed price forwards to lock in energy costs where a fixed price purchase contract is not possible.

At December 31, 2017, the nominal amount of commodity derivatives are as follows:

(In millions of Euros)	Maturity period	Less than 1 year	Over 1 year
Aluminium	2018-2022	335	43
Premiums	2018-2021	5	7
Copper	2018	3	—
Silver	2018	7	—
Natural gas	2018	4	—
Zinc	2018	10	—

The value of the contracts will fluctuate due to changes in market prices but is intended to help protect the Group’s margin on future conversion and fabrication activities. At December 31, 2017, these contracts were directly entered into with external counterparties.

The Group does not apply hedge accounting on commodity derivatives and therefore any mark-to-market movements are recognized in Other gains / (losses) – net.

(In millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016
Derivatives
Included in Other gains / (losses)—net
Realized gains / (losses) on commodity derivatives—net	16	(16)
Unrealized gains / (losses) on commodity derivatives—net	41	31

Commodity price sensitivity: risks associated with derivatives

The net impact on earnings and equity of a 10% increase in the market price of aluminium, based on the aluminium derivatives held by the Group at December 31, 2017 (before tax effect), with all other variables held constant was estimated to be a €35 million gain. The balances of such financial instruments may change in future periods however, and therefore the amounts shown may not be indicative of future results.

Margin Calls

As the LME price for aluminium falls, the derivative contracts entered into with financial institution counterparties have a negative mark-to-market. The Group’s financial institution counterparties may require margin calls should the negative mark-to-market exceed a pre-agreed contractual limit. In order to protect from the potential margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis for adverse movements in aluminium prices. At December 31, 2017 and 2016, the margin requirement related to aluminium or any other commodity hedges was nil and the Group was not exposed to material margin call risk.

(iii) Interest rate risk

Interest rate risk refers to the risk that the value of financial instruments held by the Group and that are subject to variable rates will fluctuate, or the cash flows associated with such instruments will be impacted due to changes in market interest rates. The Group’s interest rate risk arises principally from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash and cash equivalents deposits (including short-term investments) earning interest at variable interest rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. (See NOTE 21- Financial Instruments). At December 31, 2017, 96% of Group’s borrowings were at a fixed rate.

Interest rate sensitivity: risks associated with variable-rate financial instruments

The impact on Income/Loss before income tax for the period of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by the Group at December 31, 2017, with all other variables held constant, was estimated to be less than €1 million for the years ended December 31, 2017 and 2016. However, the balances of such financial instruments may not remain constant in future periods, and therefore the amounts shown may not be indicative of future results.

22.2 Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of cash-in-bank, cash deposits, mark-to-market on derivative transactions and customer trade receivables arising from the Group’s operating activities. The maximum exposure to credit risk for the year ended December 31, 2017 is the carrying value of each class of financial asset as described in NOTE 21—Financial Instruments. The Group does not generally hold any collateral as security.

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

The number of financial counterparties is tabulated below showing our exposure to the counterparty by rating type (Parent company ratings from Moody’s Investor Services):

	At December 31, 2017		At December 31, 2016
	Number of financial counterparties (A)	Exposure (in millions of Euros)	Number of financial counterparties (A)	Exposure (in millions of Euros)
Rated Aa or better	3	52	3	13
Rated A	12	224	9	369
Rated Baa	3	19	3	16

Total	18	295	15	398

(A)	Financial Counterparties for which the Group’s exposure is below €250 thousand have been excluded from the analysis.

Credit risks related to customer trade receivables

The Group has a diverse customer base geographically and by industry. The responsibility for customer credit risk management rests with management. Payment terms vary and are set in accordance with practices in the different geographies and end-markets served. Credit limits are typically established based on internal or external rating criteria, which take into account such factors as the financial condition of the customers, their credit history and the risk associated with their industry segment. Trade receivables are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Constellium management on a regular basis. Over 89% of the Group’s trade account receivables are insured by insurance companies rated A3 or better, or sold to a factor on a non-recourse basis. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, bank guarantees or letters of credit. Historically, we have a very low level of customer default as a result of long history of dealing with our customer base and an active credit monitoring function.

See NOTE 13—Trade Receivables and other for the aging of trade receivables.

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

At December 31, 2017, the borrowing base for the pan US ABL facility amounts to $249 million and €71 million for the French entities inventory credit facility. After deduction of amount drawn and letters of credit, the Group had €207 million outstanding availability under these secured revolving credit facilities at December 31, 2017.

At December 31, 2017, liquidity was €531 million, comprised of €269 million of cash and cash equivalents and €262 million of available undrawn facilities (including the €207 million described above).

The tables below show undiscounted contractual values by relevant maturity groupings based on the remaining period from December 31, 2017 and December 31, 2016 to the contractual maturity date.

	At December 31, 2017			At December 31, 2016
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Over 5 years	Less than 1 year	Between 1 and 5 years	Over 5 years
Financial assets:
Net debt derivatives	6	3	—	32	82	—
Net cash flows from derivative assets related to currencies and commodities	59	15	—	22	3	—

Total	65	18	—	54	85	—

		At December 31, 2017			At December 31, 2016
(in millions of Euros)	Notes	Less than 1 year	Between 1 and 5 years	Over 5 years	Less than 1 year	Between 1 and 5 years	Over 5 years
Financial liabilities:
Borrowings(A)		67	318	1,692	54	1,329	999
Interest		103	421	264	170	490	125
Net debt derivatives		3	10	—	—	—	—
Net cash flows from derivatives liabilities related to currencies and commodities		17	11	—	35	63	3
Trade payables and other (excluding deferred revenue)	19	920	20	—	825	19	—

Total		1,110	780	1,956	1,084	1,901	1,127

(A)	Borrowings include the pan US ABL facility which is considered short-term in nature and are included in the category “Less than 1 year” and undiscounted forecasted interest and exclude finance leases.

NOTE 23—PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

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

23.1 Description of the plans

Pension plans

Constellium’s pension obligations are in the U.S., Switzerland, Germany and France. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement and are periodically adjusted for cost of living increases, either by company practice, collective agreement or statutory requirement. U.S., Swiss and France benefit plans are funded through long-term employee benefit funds.

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

23.2 Main events

In January 2017, our Swiss pension plan was amended and the conversion rates used to convert participants’ account balances into a pension annuity at retirement were reduced. This plan amendment resulted in a €12 million decrease in the defined benefit obligation, which was recognized as negative past service cost.

Additionally, the Group implemented certain plan amendments that had the effect of freezing pension plan benefits or increasing benefit for employees elected to voluntary early retirement incentive program as well as removing certain retiree medical and life insurance benefits for active salaried employees of Constellium Rolled Products Ravenswood. These plan amendments resulted in a €8 million decrease in the defined benefit obligation, which was recognized as negative past service cost.

23.3 Description of risks

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

Interest rate risk

A decrease in the discount rate will increase the defined benefit obligation. At December 31, 2017, impacts of the change on the defined benefit obligation of a 0.50% increase / decrease in the discount rates are calculated by using a proxy based on the duration of each scheme:

	0.50% increase in discount rates	0.50% decrease in discount rates
(in millions of Euros)
France	(9)	10
Germany	(9)	10
Switzerland	(20)	23
United States	(30)	33

Total sensitivity on Defined Benefit Obligations	(68)	76

Longevity risk

The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of plan participants. An increase in the life expectancy of the plan participants will increase the plan’s liability.

23.4 Actuarial assumptions

Our estimates of liabilities and expenses for pensions and other post-employment benefits incorporate a number of assumptions, including discount rate, longevity estimate and inflation rate. The principal actuarial assumptions used at December 31, 2017 and 2016 were as follows:

	At December 31, 2017			At December 31, 2016
	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Rate of increase in salaries	Rate of increase in pensions	Discount rate
Switzerland	1.50%	—	0.65%	1.65%	—	0.60%
U.S.	—	—	—	3.80%	—	—
Hourly pension	2.20%	—	3.70%-3.75%	—	—	4.30%-4.35%
Salaried pension	3.80%	—	3.80%	—	—	4.45%
OPEB(A)	3.80%	—	3.70%-3.85%	—	—	4.20%-4.60%
Other benefits	3.80%	—	3.60%-3.70%	—	—	4.05%-4.20%
France	1.50%-1.75%	2.00%	—	1.50%-1.75%	2.00%	—
Retirements	—	—	1.50%	—	—	1.60%
Other benefits	—	—	1.20%	—	—	1.30%
Germany	2.75%	1.70%	1.60%	2.75%	1.70%	1.65%

(A)	The other main financial assumptions used for the OPEB (healthcare plans, which are predominantly in the U.S.) were:

-	Medical trend rate: pre 65: 7.00% starting in 2018 decreasing gradually to 4.50% until 2026 and stable onwards and post 65: 6.00% starting in 2018 decreasing gradually to 4.50% until 2026 and stable onwards, and

-	Claims costs are based on individual company experience.

For both pension and healthcare plans, the post-employment mortality assumptions allow for future improvements in life expectancy.

23.5 Amounts recognized in the Consolidated Statement of Financial Position

	At December 31, 2017			At December 31, 2016
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	691	—	691	721	—	721
Fair value of plan assets	(387)	—	(387)	(391)	—	(391)

Deficit of funded plans	304	—	304	330	—	330
Present value of unfunded obligation	110	250	360	132	273	405

Net liability arising from defined benefit obligation	414	250	664	462	273	735

23.6 Movement in net defined benefit obligations

	At December 31, 2017
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(In millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2017	853	273	1,126	(391)	735

Included the Consolidated Income Statement
Current service cost	18	6	24	—	24
Interest cost / (income)	18	9	27	(9)	18
Past service cost	(16)	(4)	(20)	—	(20)
Immediate recognition of gains arising over the period	—	—	—	—	—
Administration expenses	—	—	—	2	2

Included in the Statement of Comprehensive Income / (Loss)
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	(36)	(36)
—changes in financial assumptions	23	14	37	—	37
—changes in demographic assumptions	—	(1)	(1)	—	(1)
—experience (gains)/losses	—	—	—	—	—
Effects of changes in foreign exchange rates	(61)	(29)	(90)	42	(48)

Included in the Consolidated Statement of Cash Flows
Benefits paid	(38)	(18)	(56)	33	(23)
Contributions by the Group	—	—	—	(24)	(24)
Contributions by the plan participants	4	—	4	(4)	—

At December 31, 2017	801	250	1,051	(387)	664

	At December 31, 2016
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(In millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2016	802	261	1,063	(362)	701

Included in the Consolidated Income Statement
Current service cost	20	6	26	—	26
Interest cost / (income)	21	10	31	(10)	21
Past service cost	—	1	1	—	1
Immediate recognition of losses arising over the period	—	1	1	—	1
Administration expenses	—	—	—	2	2

Included in the Statement of Comprehensive Income / (Loss)
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	(14)	(14)
—changes in financial assumptions	28	6	34	—	34
—changes in demographic assumptions	2	(3)	(1)	—	(1)
—experience (gains)/losses	1	(4)	(3)	—	(3)
Effects of changes in foreign exchange rates	12	8	20	(8)	12

Included in the Consolidated Statement of Cash Flows
Benefits paid	(37)	(17)	(54)	32	(22)
Contributions by the Group	—	—	—	(26)	(26)
Contributions by the plan participants	4	1	5	(5)	—

Other
Transfer	—	3	3	—	3

At December 31, 2016	853	273	1,126	(391)	735

23.7 Net defined benefit obligations by country

	At December 31, 2017			At December 31, 2016
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	148	(3)	145	144	—	144
Germany	142	(1)	141	147	(1)	146
Switzerland	251	(177)	74	284	(181)	103
United States	509	(206)	303	550	(209)	341
Other countries	1	—	1	1	—	1

Total	1,051	(387)	664	1,126	(391)	735

23.8 Plan asset categories

	At December 31, 2017			At December 31, 2016
(in millions of Euros)	Quoted in an active market	Unquoted in an active market	Total	Quoted in an active market	Unquoted in an active market	Total
Cash and cash equivalents	3	—	3	4	—	4
Equities	160	—	160	158	—	158
Bonds	81	93	174	82	96	178
Property	8	29	37	10	31	41
Other	5	8	13	5	5	10

Total fair value of plan assets	257	130	387	259	132	391

23.9 Cash flows

Expected contributions to pension and other benefits amount to €25 million and €18 million respectively for the year ended December 31, 2018.

Benefits payments expected to be paid either by pension funds or directly by the Company to beneficiaries over the next years are as follows:

(in millions of Euros)	Estimated benefits payments
Year ended December 31,
2018	52
2019	52
2020	52
2021	55
2022	56
2023 to 2027	286

At December 31, 2017, the weighted-average maturity of the defined benefit obligations was 14.0 years (2016: 13.2 years).

23.10 OPEB amendments

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

NOTE 24—PROVISIONS

(in millions of Euros)	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2017	88	5	56	149
Allowance	3	3	19	25
Amounts used	(2)	(2)	(3)	(7)
Unused amounts reversed	—	(1)	(4)	(5)
Unwinding of discounts	(1)	—	—	(1)
Effects of changes in foreign exchange rates	(7)	—	(1)	(8)

At December 31, 2017	81	5	67	153

Current	4	3	33	40
Non-Current	77	2	34	113

Total provisions	81	5	67	153

(in millions of Euros)	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2016	88	8	67	163
Allowance	—	6	7	13
Amounts used	(2)	(5)	(4)	(11)
Unused amounts reversed	(1)	(1)	(14)	(16)
Unwinding of discounts	1	—	—	1
Reclassified to Pension liabilities	—	(3)	—	(3)
Effects of changes in foreign exchange rates	2	—	—	2

At December 31, 2016	88	5	56	149

Current	3	3	36	42
Non-Current	85	2	20	107

Total provisions	88	5	56	149

Close down, environmental and remediation costs

The Group records provisions for the estimated present value of the costs of its environmental clean-up obligations and close down and restoration efforts based on the net present value of estimated future costs of the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas, using an average discount rate of 1.04%. A change in the discount rate of 0.5% would change the provision by €2 million.

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

Legal claims and other costs

(in millions of Euros)	At December 31, 2017	At December 31, 2016
Maintenance and customer related provisions (A)	25	14
Litigation (B)	36	35
Disease claims (C)	3	4
Other	3	3

Total provisions for legal claims and other costs	67	56

(A)	These provisions include €3 million in 2017 (€3 million in 2016) related to general equipment maintenance, mainly linked to the Group leases. These provisions also include €16 million in 2017 (€7 million in 2016) related to customer litigation, product warranties and guarantees and €6 million in 2017 (€4 million in 2016) related to late delivery penalties. These provisions are expected to be used over the next five years.
(B)	The Group is involved in litigation and other proceedings, such as civil, commercial and tax proceedings, incidental to normal operations. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results, financial position, or cash flows of the Group.
(C)	Since the early 1990s, certain activities of the Group’s businesses have been subject to claims and lawsuits in France relating to occupational diseases resulting from alleged asbestos exposure, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for acquiring such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. At December 31, 2017, 7 cases in which gross negligence is alleged (“faute inexcusable”) remain outstanding (11 at December 31, 2016), the average amount per claim being less than €0.1 million. The average settlement amount per claim in 2017 and 2016 was less than €0.1 million. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results from continuing operations, financial position, or cash flows of the Group.

NOTE 25—SHARE CAPITAL

At December 31, 2017, authorized share capital amounts to €8 million and is divided into 400,000,000 Class A ordinary shares, each with a nominal value of €0.02. All shares, except for the ones held by Constellium N.V., have the right to one vote.

		In millions of Euros
	Number of shares	Share capital	Share premium
At January 1, 2017	105,581,673	2	162
New shares issued (A)	28,928,950	1	258

At December 31, 2017 (B)	134,510,623	3	420

(A)	Constellium N.V. issued and granted 125,000 Class A ordinary shares to certain employees and 53,950 Class A ordinary shares to its Board members. (See NOTE 28- Share-Based Compensation).

On November 3rd, 2017, the Group issued 28,750,000 Class A ordinary shares at $11.00 per share. The proceeds received amount to €259 million, net of €12 million of arrangement fees

(B)	Constellium N.V. holds 38,597 Class A ordinary shares at December 31, 2017.

NOTE 26—COMMITMENTS

Non-cancellable operating leases commitments

The Group leases various buildings, machinery, and equipment under operating lease agreements. Total rent expense was €27 million for the year ended December 31, 2017 (€27 million for the year ended December 31, 2016 and €29 million for the year ended December 31, 2015).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(in millions of Euros)	At December 31, 2017	At December 31, 2016
Less than 1 year	19	17
1 to 5 years	49	40
More than 5 years	40	48

Total non-cancellable operating leases minimum payments	108	105

Capital expenditures commitments

(in millions of Euros)	At December 31, 2017	At December 31, 2016
Computer Software	2	3
Property, plant and equipment	99	85

Total capital expenditure commitments	101	88

As at December 31, 2017, the Company has no other significant commitments. Guarantee and commitments given to Constellium UACJ LLC are described in NOTE 17 – Investments accounted for under the equity method.

NOTE 27—RELATED PARTIES

Subsidiaries and affiliates

A list of the principal companies controlled by the Group is presented in NOTE 29 – Subsidiaries and operating segments. Transactions between fully consolidated companies are eliminated when preparing the Consolidated Financial Statements.

Investments accounted for under the equity method are the only related parties identified by the Group during the years ended December 31, 2017, 2016 and 2015. Transactions with these related parties are described in NOTE 17 – Investments accounted for under the equity method.

Key management remuneration

The Group’s key management comprises the Board members and the Executive committee members effectively present during 2017.

Executive committee members are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly reporting to the CEO.

The costs reported below are compensation and benefits for key management:

-	Short term employee benefits include their base salary plus bonus.

-	Directors’ fees include annual director fees, Board and committees’ attendance fees.

-	Share-based compensation includes the portion of the IFRS 2 expense as allocated to key management.

-	Post-employment benefits mainly include pension costs.

-	Termination benefits include departure costs.

As a result, the aggregate compensation for the Group’s key management is comprised of the following:

(in millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Short term employee benefits	8	10	8
Directors’ fees	1	1	1
Share-based compensation	4	2	2
Post-employments benefits	—	—	1
Termination benefits	1	1	1
Employer social contribution	1	2	1

Total	15	16	14

NOTE 28—SHARE-BASED COMPENSATION

Description of the plans

Performance-Based Restricted Stock Units (equity-settled)

The Company granted Performance Share Units (PSUs) to selected employees. These units will vest after three years from the grant date if the following conditions are met:

•	A vesting condition under which the beneficiaries must be continuously employed by the Company through the end of the vesting period (3 years); and

•	For PSUs granted in 2015 and 2016, a performance condition, contingent on the Total Stockholder Return (TSR) performance of Constellium over the measurement periods compared to the TSR of a specified group of peer companies. PSUs will ultimately vest, depending on the TSR performance at each testing period, based on a vesting multiplier in a range from 0% to 300%;

•	For PSUs granted in 2017, a performance condition, contingent on the TSR performance of Constellium over the three years measurement period compared to the TSR of specified indices. PSUs will ultimately vest based on a range from 0% to 200%.

The PSUs granted in November 2015 achieved a TSR performance of 118.2% at its first testing period and of 251.1% at its second testing period, which represents respectively 47,229 potential additional shares in 2016 and 366,669 potential additional shares in 2017, that all could vest in November 2018 subject to the continued employment of the beneficiaries.

The PSUs granted in March 2016, August 2016 and November 2016 achieved, respectively, a TSR performance of 115.9%, 191.6% and 223.8% at their first testing period, which represents 186,059 potential additional shares that could vest in 2019 subject to the continued employment of the beneficiaries.

The following table lists the inputs to the model used for the PSUs granted in 2017 and 2016:

	Year ended December 31, 2017	Year ended December 31, 2016
Fair value at grant date (in Euros)	11.52	[6.76 – 9.86]
Share price at grant date (in Euros)	7.50	[4.46 – 5.61]
Dividend yield	—	—
Expected volatility	75%	[69% – 71%]
Risk-free interest rate (U.S. government bond yield)	1.51%	[0.76% – 1.27%]
Model used	Monte Carlo	Monte Carlo

Restricted Stock Units Award Agreements (equity-settled)

The Company grants Restricted Stock Units (RSUs) to a certain number of employees subject to the beneficiaries remaining continuously employed within the Group from the grant date through the end of the vesting period. Vesting period is three years.

In 2016, the Company also granted 150,000 RSUs which vest in equal installments on the first two anniversaries of the grant date, subject to continued employment, of which 75,000 vested on the first anniversary in 2017.

The fair value of RSUs awarded under the plans described above is the quoted market price at grant date.

Equity Awards Plans (equity-settled)

Company Board members have been granted RSU awards annually since 2012. These RSUs vest in equal installments on the first two anniversaries of the date of grant, subject to their continued service.

The fair value of RSUs awarded under the plan is the quoted market price at grant date.

Expense recognized during the year

In accordance with IFRS 2, share based compensation is recognized as expense over the vesting period. The estimate of this expense is based upon the fair value of a Class A potential ordinary share at the grant date. The total expense related to the potential ordinary shares for the year ended December 31, 2017, 2016 and 2015 amounted to €8 million, €6 million and €5 millions respectively.

Movement of potential shares

The following table illustrates the number, weighted-average fair value of, and movements in shares during the year:

	Performance-Based RSU		Restricted Stock Units		Equity Award Plans
	Potential Shares	Weighted-Average Grant-Date Fair Value per Share	Potential Shares	Weighted-Average Grant-Date Fair Value per Share	Potential Shares	Weighted-Average Grant-Date Fair Value per Share
At January 1, 2016	1,007,000	€7.77	269,500	€16.10	34,865	€14.11

Granted(A)	1,292,000	€7.56	340,300	€5.40	81,858	€4.02
Over-performance(B)	47,229	€7.10	—	—	—	—
Vested	—	—	(87,300)	€19.75	(21,842)	€15.84
Forfeited(C)	(279,394)	€8.71	(43,000)	€16.40	—	—

At December 31, 2016	2,066,835	€7.50	479,500	€7.82	94,881	€5.01

Granted(A)	892,781	€11.52	703,180	€7.50	54,409	€6.09
Over-performance(B)	552,728	€7.63	—	—	—	—
Vested	—	—	(125,000)	€7.02	(53,950)	€5.76
Forfeited(C)	(254,504)	€8.29	(113,180)	€7.27	—	—

At December 31, 2017	3,257,840	€8.56	944,500	€7.76	95,340	€5.20

(A)	For PSUs, the number of potential shares granted is presented using a vesting multiplier of 100%.

(B)	When the achievement of TSR performance exceeds the vesting multiplier of 100%, the additional potential shares are presented as over-performance shares.

(C)	For potential shares related to PSUs, 175,837 were forfeited following the departure of certain beneficiaries and 78,667 were forfeited in relation to the non-fulfilment of performance conditions.

NOTE 29—SUBSIDIARIES AND OPERATING SEGMENTS

The following Group’s affiliates are legal entities included in the consolidated financial statements of the Group at December 31, 2017.

Entity	Country	% Group Interest	Consolidation Method
Cross Operating Segment
Constellium Singen GmbH (AS&I and P&ARP)	Germany	100%	Full
Constellium Valais S.A. (AS&I and A&T)	Switzerland	100%	Full

AS&I
Constellium Automotive USA, LLC	U.S.	100%	Full
Constellium Engley (Changchun) Automotive Structures Co Ltd.	China	54%	Full
Constellium Extrusions Decin S.r.o.	Czech Republic	100%	Full
Constellium Extrusions Deutschland GmbH	Germany	100%	Full
Constellium Extrusions Landau GmbH	Germany	100%	Full
Constellium Extrusions Burg GmbH	Germany	100%	Full
Constellium Extrusions France S.A.S.	France	100%	Full
Constellium Extrusions Levice S.r.o.	Slovakia	100%	Full
Constellium Automotive Mexico, S. DE R.L. DE C.V.	Mexico	100%	Full

Entity	Country	% Group Interest	Consolidation Method
Constellium Automotive Mexico Trading, S. DE R.L. DE C.V.	Mexico	100%	Full
Astrex Inc	Canada	50%	Full
Constellium Automotive Zilina S.r.o.	Slovakia	100%	Full

A&T
Constellium Issoire	France	100%	Full
Constellium Montreuil Juigné	France	100%	Full
Constellium China	China	100%	Full
Constellium Italy S.p.A	Italy	100%	Full
Constellium Japan KK	Japan	100%	Full
Constellium Rolled Products Ravenswood, LLC	U.S.	100%	Full
Constellium Southeast Asia PTE LTD	Singapore	100%	Full
Constellium Ussel S.A.S.	France	100%	Full

P&ARP
Constellium Deutschland GmbH	Germany	100%	Full
Constellium Rolled Products Singen GmbH KG	Germany	100%	Full
Constellium Property and Equipment Company, LLC	U.S.	100%	Full
Constellium Neuf Brisach	France	100%	Full
Wise Metals Group LLC	U.S.	100%	Full
Wise Alloys, LLC	U.S.	100%	Full
Wise Alloys Funding LLC	U.S.	100%	Full
Wise Alloys Funding II LLC	U.S.	100%	Full
Listerhill Total Maintenance Center LLC	U.S.	100%	Full
Constellium Metal Procurement LLC	U.S.	100%	Full
Constellium-UACJ ABS LLC	U.S.	51%	Equity
Rhenaroll	France	50%	Equity
Holdings & Corporate
C-TEC Constellium Technology Center	France	100%	Full
Constellium Finance S.A.S.	France	100%	Full
Constellium France III	France	100%	Full
Constellium France Holdco S.A.S.	France	100%	Full
Constellium International	France	100%	Full
Constellium Paris S.A.S	France	100%	Full
Constellium Germany Holdco GmbH & Co. KG	Germany	100%	Full
Constellium Germany Verwaltungs GmbH	Germany	100%	Full
Constellium Holdco II B.V.	Netherlands	100%	Full
Constellium UK Limited	United Kingdom	100%	Full
Constellium U.S. Holdings I, LLC	U.S.	100%	Full
Constellium Switzerland AG	Switzerland	100%	Full
Constellium W S.A.S.	France	100%	Full
Constellium Treuhand UG	Germany	100%	Full
Engineered Products International S.A.S.	France	100%	Full

NOTE 30—PARENT COMPANY

Statement of Financial Position of Constellium N.V. (parent company only)

(in millions of Euros)	At December 31, 2017	At December 31, 2016
Assets

Current assets
Cash and cash equivalents	—	—
Trade receivables and other	53	233
Other financial assets	28	33

	81	266

Non-current assets
Property, plant and equipment	—	—
Financial assets	2,143	1,508
Investments in subsidiaries	131	111

	2,274	1,619

Total Assets	2,355	1,885

Liabilities

Current liabilities
Trade payables and other	6	3
Other financial liabilities	22	35

	28	38

Non-current liabilities
Borrowings	1,957	1,673

	1,957	1,673

Total Liabilities	1,985	1,711

Equity
Share capital	3	2
Share premium	429	171
Accumulated retained earnings	(17)	(11)
Other reserves	25	18
Net (loss) for the year	(70)	(6)

Total Equity	370	174

Total Equity and Liabilities	2,355	1,885

Statement of Comprehensive Income / (Loss) of Constellium N.V. (parent company only)

(in millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Revenue	1	1	—

Gross profit	1	1	—

Selling and administrative expenses	(5)	(8)	(7)

Employee benefit expenses	(1)	—	—

Loss from recurring operations	(5)	(7)	(7)

Other income	—	—	1
Other expenses	—	—	(3)

Loss from operations	(5)	(7)	(9)

Financial result—net	(65)	1	9

Loss before income tax	(70)	(6)	—
Income tax	—	—	—

Net loss	(70)	(6)	—

Other comprehensive income	—	—	—

Total comprehensive loss	(70)	(6)	—

Statement of Cash Flows of Constellium N.V. (parent company only)

(in millions of Euros)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Net loss	(70)	(6)	—
Adjustments
Finance costs—net	65	(1)	(9)
Dividend received	—	—	—
Interest paid	(148)	(95)	(61)
Interest received	149	103	74
Changes in working capital:
Trade receivables and other	(1)	—	26
Other financial liabilities	—	—	(1)
Trade payables and other	2	(1)	(44)

Net cash flows used in operating activities	(3)	—	(15)

Investments in subsidiaries	(11)	—	—
Current account with subsidiary (for cash pooling)	180	(186)	17
Loans granted to subsidiary and related parties	(1,640)	(375)	—
Repayment of loans granted to subsidiary and related parties	823	181	—
Exit fees received from Subsidiaries	9	—	—

Net cash flows (used in)/ from investing activities	(639)	(380)	17

Net proceeds received from issuance of shares	259	—	—
Proceeds from issuance of Senior Notes	1,440	375	—
Payment of deferred financing costs	(29)	(12)	(2)
Repayment of Senior Notes	(949)	—	—
Payment of exit fees	(61)	—	—
Realized foreign exchange gains / (losses)	(17)	17	—
Other	(1)	—	—

Net cash flows from / (used in) financing activities	642	380	(2)

Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents—beginning of period	—	—	—
Effect of exchange rate changes on cash and cash equivalents	—	—	—

Cash and cash equivalents—end of period	—	—	—

Basis of preparation

The parent company only financial information of Constellium N.V., presented above, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as endorsed by the European Union. Accounting policies adopted in the preparation of this condensed parent company only financial information are the same as those adopted in the consolidated financial statements and described in NOTE 2—Summary of significant accounting policies, except that the cost method has been used to account for investments in subsidiaries.

As at December 31, 2017, there were no material contingencies at Constellium N.V.

A description of Constellium N.V. (parent company only) borrowings and related maturity dates is provided in NOTE 20—Borrowings.

Non-current financial assets represent loans to Constellium Holdco II B.V., Constellium France Holdco and Constellium Finance and current other financial assets represent related interest receivables.

Other financial liabilities represent interest payable on borrowings.

NOTE 31—SUBSEQUENT EVENTS

In January 2018, the Muscle Shoals factoring agreement was amended to increase maximum capacity to $375 million and extend maturity to January 24, 2020.

On January 31, 2018, Constellium announced that the request by Constellium to delist its shares from Euronext Paris has been approved by the Board of Directors of Euronext Paris SA.

On February 1, 2018 Constellium announced that it signed a binding agreement with Novelis to sell the North Building Assets of its Sierre plant in Switzerland, which have been leased and operated by Novelis since 2005, and to contribute the plant’s shared infrastructure to a 50-50 joint venture with Novelis. Constellium and Novelis agreed on a total purchase price for the transactions of €200 million.