Form 20-F
period 2018-12-31
Constellium N.V.
filed 2019-03-11
CIK 1563411

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

135,999,394 Class A Ordinary Shares, Nominal Value €0.02 per share

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     ☒   Yes     ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report, including, without limitation, in conjunction with the forward-looking statements included in this Annual Report and including with respect to our estimated and projected earnings, income, equity, assets, ratios and other estimated financial results. All forward-looking statements in this Annual Report and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

•	we may be unable to compete successfully in the highly competitive markets in which we operate;

•	the highly competitive nature of the beverage can sheet industry

•	the advantages our competitors have over us with respect to beverage can production;

•	the substantial capital investment requirements of our business;

•	difficulties in the launch or production ramp-up of our existing or new products;

•	unplanned business interruptions and equipment failure;

•	failure of our production capacity to meet demand or changing market conditions;

•	labor disputes and work stoppages that could disrupt our business;

•	our dependence on a limited number of customers for a substantial portion of our sales;

•	consolidation among our customers and its impact on our business;

•	the failure of our products to meet customer requirements;

•	delays caused by the lengthy and unpredictable qualification process for our new products;

•	our dependence on a limited number of suppliers for a substantial portion of our aluminium supply;

•	loss of certain key members of our management team;

•	failure to implement our business strategy, including our productivity improvement initiatives;

•	our inability to execute an effective hedging policy;

•	maturity mismatch between certain of our derivative instruments and the underlying exposure;

•	risks associated with the acquisition of UACJ Corporation’s (“UACJ”) interest in our joint venture;

•	failure to successfully develop and implement new technology initiatives and other strategic investments;

•	interruptions or failures in our information technology (“IT”) systems;

-ii-

•	disruptions caused by upgrading our IT infrastructure;

•	severance-related or other costs associated with potential restructuring;

•	risks inherent in international operations;

•	unexpected requirements to make contributions to our defined benefit pension plans;

•	failure to protect proprietary rights to our technology;

•	costs associated with legal proceedings or investigations;

•	compliance with environmental, health and safety laws;

•	costs associated with product liability claims against us;

•	risk of injury or death as a result of our operations;

•	failure of our insurance to cover all potential exposures;

•	risks related to the industries in which we operate;

•	risks related to our indebtedness;

•	risks related to our corporate structure and ownership of our ordinary shares;

•	risks related to the taxation statutes and regulations, and their interpretations, in the jurisdictions in which we have operations; and

•	the other factors presented under “Item 3. Key Information—D. Risk Factors.”

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

The selected historical financial information as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 has been derived from our audited consolidated financial statements (the “Consolidated Financial Statements”) included elsewhere in this Annual Report. The selected historical financial information as of December 31, 2016, 2015 and 2014 and for each of the two years in the period ended December 31, 2015 have been derived from our audited consolidated financial statements not included in this Annual Report.

The audited Consolidated Financial Statements included elsewhere in this Annual Report have been prepared in a manner that complies, in all material respects, with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and as endorsed by the European Union (“EU”).

In fiscal year 2018, we changed the presentation of our pension and other benefit expense. The interest component of the pension and other benefit expense, which was previously presented within income from operations, is now presented in finance costs. Comparative financial information for prior years has been reclassified accordingly to conform to the current year’s presentation. See Note 2.6 in the Consolidated Financial Statements attached hereto starting on Page F-1 in this Annual Report.

References to “tons” throughout this Annual Report are to metric tons.

References to the Wise Acquisition refer to our January 5, 2015 acquisition of Wise Metals Intermediate Holdings LLC and its subsidiaries, which companies we refer to collectively as “Wise.”

	As of and for the year ended December 31,
(€ in millions other than per share and per ton data)	2018	2017	2016	2015	2014
Statement of income data:
Revenue	5,686	5,237	4,743	5,153	3,666
Gross profit	538	555	535	468	501
Income/(Loss) from operations	404	338	267	(406)	170
Net income/(loss) for the period	190	(31)	(4)	(552)	54
Earnings/(loss) per share—basic	1.40	(0.28)	(0.04)	(5.27)	0.48
Earnings/(loss) per share—diluted	1.37	(0.28)	(0.04)	(5.27)	0.48
Weighted average number of shares outstanding (diluted)	138,145,914	110,164,320	105,500,327	105,097,442	105,326,872
Dividends per ordinary share (Euro)	—	—	—	—	—

	As of and for the year ended December 31,
(€ in millions other than per share and per ton data)	2018	2017	2016	2015	2014
Balance sheet data:
Total assets	3,901	3,711	3,787	3,628	3,012
Net (liabilities)/assets or total invested equity	(114)	(319)	(570)	(540)	(37)
Share capital	3	3	2	2	2
Other operational and financial data (unaudited):
Net trade working capital(1)	456	232	199	149	210
Capital expenditure(2)	277	276	355	350	199
Volumes (in kt)	1,534	1,482	1,470	1,478	1,062
Revenue per ton (€ per ton)	3,707	3,534	3,227	3,486	3,452

(1)	Net trade working capital, a measurement not defined by IFRS, represents total inventories plus trade receivables less trade payables.

	As of December 31,
(€ in millions)	2018	2017	2016	2015	2014
Trade receivables—net	481	306	235	264	436
Inventories	660	643	591	542	436
Trade payables	(685)	(717)	(627)	(657)	(662)

Net trade working capital	456	232	199	149	210

(2)	Represents purchases of property, plant, and equipment.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

We may not be able to compete successfully in the highly competitive markets in which we operate, and new competitors could emerge, which could negatively impact our share of industry sales, sales volumes and selling prices. In particular, beverage can sheet industry is competitive, and our competitors have greater resources and product and geographic diversity than we do.

We are engaged in a highly competitive industry and compete in the production and sale of rolled and extruded aluminium products with a number of other producers, some of which are larger and have greater financial and technical resources than we do. Producers with a different cost basis may, in certain circumstances, have a competitive pricing advantage. Our competitors may be better able to withstand reductions in price or other adverse industry or economic conditions. In addition, a current or new competitor may also add or build new capacity, which could diminish our profitability by decreasing prices in our markets. New competitors could emerge from within Europe or North America or globally, and could include existing producers and sellers of steel and other products that may seek to compete in our industry. Emerging or transitioning markets in these regions with abundant natural resources, low-cost labor and energy, and lower environmental and other standards may pose a significant competitive threat to our business. In addition, technological innovation is important to our customers who require us to lead or keep pace with new innovations to address their needs. If we do not compete successfully, our share of industry sales, sales volumes and selling prices may be negatively impacted. Our competitive position may also be affected by exchange rate fluctuations that may make our products less competitive. Changes in regulation that have a disproportionately negative effect on us or our methods of production may also diminish our competitive advantage and industry position.

Our competitors in the market for beverage can sheet products have market presence, operating capabilities, product and geographic diversity and financial and other resources that are greater than ours. As a result, these competitors may have an advantage over us in their abilities to research and develop technology, pursue acquisition, investment and other business opportunities, market and sell their products and services, capitalize on market opportunities, enter new markets and withstand business interruptions or adverse global economic conditions. There are no assurances that we will be able to compete successfully in these circumstances. In addition, we are subject to competition from non-aluminium sources of packaging, such as plastics and glass. Consumer demand and preferences also impact customer selection of packaging materials. While we believe that the recyclability of aluminium, coupled with increasing consumer focus on resource conservation, may reduce the impact of competition from certain alternative packaging sources, there is no guarantee that such competition will be reduced.

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

Our operations are capital intensive. Our total capital expenditures were €277 million for the year ended December 31, 2018, and €276 million and €355 million for the years ended December 31, 2017 and 2016, respectively.

There can be no assurance that we will be able to complete our capital investments, including our expected investments in ABS, on schedule, or that we will be able to achieve the anticipated benefits of such capital investments. In addition, we are under no legal obligation to complete the expansion of our ABS program and we may at any time determine not to complete such expansion. Additionally, we may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures (including completing our expected ABS investments), service or refinance our indebtedness or fund other liquidity needs, including additional investments. We may experience delays in materializing demand for our ABS products, and we may not receive customer orders for ABS products as quickly as we had anticipated. Delays in materializing demand or revenue from our ABS investments could adversely affect our results of operations.

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

We may experience difficulties in the launch or production ramp-up of our existing or new products, which could adversely affect our business.

As we begin manufacturing processes in our new locations or for newly introduced products, we may experience difficulties, including operational and manufacturing disruptions, delays or other complications, which could adversely affect our ability to timely launch or ramp-up productions and serve our customers, our reputation or our costs of production and ultimately, our financial position and results of operations.

We are subject to unplanned business interruptions that may materially adversely affect our business and financial results.

Our operations may be materially adversely affected by unplanned business interruptions caused by events such as explosions, fires, war or terrorism, inclement weather, natural disasters, accidents, equipment failure and breakdown, IT systems and process failures, electrical blackouts or outages, transportation and supply interruptions. Operational interruptions at one or more of our production facilities could cause substantial losses and delays in our production capacity, increase our operating costs and have a negative financial impact on the company and our customers. In addition, replacement of assets damaged by such events could be difficult, lengthy or expensive, and to the extent these losses are not covered by insurance or our insurance policies have significant deductibles, our financial position, results of operations and cash flows may be adversely affected by such events. From time to time, we have similar or other equipment failures impacting our production capacity, which may adversely affect our financial results.

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

We could experience labor disputes and work stoppages, or be unable to renegotiate collective bargaining agreements, which could disrupt our business and have a negative impact on our financial condition and results of operations.

From time to time, we may experience labor disputes and work stoppages at our facilities generally, and at times in connection with collective bargaining agreement negotiations. In 2018, no economic or labor disputes occurred in North America. In France, we experienced work stoppages and / or labor disputes in Issoire, Neuf-Brisach and Nuits-Saint-Georges. In Germany, work stoppages and / or labor disputes occurred in all of our German sites. None occurred in Switzerland. Reasons for stoppages included disapproval of governmental measures, solidarity with an employee for being dismissed, wage claims, protest against working conditions and / or warn strikes. These disruptions had a duration ranging from some hours to some days.

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

Our business is exposed to risks related to existing market concentration of our customers. We estimate that our ten largest customers accounted for approximately 49% of our consolidated revenue in 2018, one of which accounted for more than 10% of our consolidated revenue over the same period. A significant downturn in the business, credit or financial condition of our significant customers exposes us to the risk of default on contractual agreements and trade receivables, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

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

In addition, our strategy of having dedicated facilities and arrangements with customers subjects us to the inherent risk of increased dependence on a single or few customers with respect to these facilities. In such cases, the loss of such a customer, or the reduction of that customer’s business at one or more of our facilities, or the deterioration of such customer’s credit or financial condition, could materially adversely affect our financial condition and results of operations, and we may be unable to timely replace, or replace at all, lost order volumes and revenue.

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

Our ability to produce competitively priced aluminium products depends on our ability to procure competitively priced supply of aluminium in a timely manner and in sufficient quantities to meet our production needs. We have supply arrangements with a limited number of suppliers for aluminium and other raw materials. Our top ten suppliers accounted for approximately 55% of our total raw material and consumable expense for the year ended December 31, 2018. Increasing aluminium demand levels have caused regional supply constraints in the industry, and further increases in demand levels, could exacerbate these issues. We maintain long-term contracts for a majority of our supply requirements, and for the remainder we depend on annual and spot purchases. There can be no assurance that we will be able to renew, or obtain replacements for, any of our long-term contracts or any related arrangements when they expire on terms that are as favorable as our existing agreements or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities on a timely basis, our production may be disrupted, and we could be forced to purchase primary metal and other supplies from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us. As a result, an interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. In addition, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements. This risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

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

To the extent our hedging transactions fix prices or exchange rates and if primary aluminium prices, energy costs or foreign exchange rates are below the fixed prices or rates established by our hedging transactions, then our income and cash flows will be lower than they otherwise would have been. Similarly, if we do not effectively manage and adequately hedge for prices and premiums (including the Midwest regional premium) of our aluminium and other raw materials, our financial results may also be adversely affected. Further, with the exception of hedge accounting on certain long-term aerospace contracts and on our net investment in certain of our subsidiaries, we do not apply hedge accounting to our forwards, futures or option contracts. Unrealized gains and losses on our derivative financial instruments that do not qualify for hedge accounting are reported in our consolidated results of operations. The inclusion of such unrealized gains and losses in earnings may produce significant period-over-period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.

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

We use financial derivatives to hedge the foreign currency risk associated with the repayment of a portion of our U.S. Dollar-denominated debt. These financial derivatives may have a shorter maturity than either the maturity or call date of the hedged debt instrument. This could result in an adverse impact on our cash flows and liquidity as the impact from changes in foreign exchange rates on the hedging instruments could result in a cash outflow before the corresponding favorable impact on the underlying hedged debt results in a positive cash flow.

We recently completed the purchase of UACJ’s 49% interest in CUA, which business may not generate the expected returns and we may be unable to execute on our business strategy.

We recently purchased UACJ’s indirectly held stake in CUA, our joint venture with UACJ to produce ABS sheet in the United States. Despite this acquisition, there can be no assurance that we will be able to successfully implement our business strategy with respect to the North American ABS market. Any inability to execute on our strategy could reduce our expected earnings and could adversely affect our operations overall. See “Item 4. Information on the Company—B. Business Overview—Recent Developments—Acquisition of UACJ’s Interest in Bowling Green.”

CUA’s automotive line continues to undergo an extensive qualification process and production ramp up for original equipment manufacturer (“OEM”) products. At the same time, our Muscle Shoals facility will be supplying an increasing share of the cold coil needs at CUA. Any significant delays incurred during this qualification process, supply and production ramp up, which would jeopardize the start of series production of OEM customer products, would be detrimental to the financial performance of CUA and would adversely affect our North American ABS strategy and our anticipated return on investments. As the sole owner of CUA following our purchase of UACJ’s stake, we will be solely responsible for the management and operation of CUA’s business. We may not realize the intended benefits of the acquisition of CUA, as rapidly as, or to the extent, anticipated by our management. There can be no assurance that we will be able to successfully integrate CUA’s business without substantial expenses, delays or other operational or financial problems. Furthermore, there can be no assurance that CUA’s business will achieve anticipated revenue and income. Our failure to manage our acquisition and integration strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

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

A failure in, or breach of, our IT systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses. As cyber threats continue to evolve, we are expending additional resources to continue to enhance our information security measures and be able to investigate and remediate promptly any information security vulnerabilities. We experienced a few security incidents in 2018, but they were successfully detected and handled. They did not have a material negative impact on the Company, our business or our operations.

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

We continuously perform an evaluation of our IT systems and requirements and have implemented or plan to implement upgrades to our IT systems that support our business. These upgrades involve replacing legacy systems with state-of-the-art systems, making changes to legacy systems or acquiring new systems with new functionality. There are inherent risks associated with replacing, changing or acquiring new systems, including accurately capturing data and system disruptions. We may experience operational problems with our information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by our failure to successfully upgrade our systems could cause information losses, including data related to customer orders. Such a disruption could adversely affect our business, financial condition or results of operations.

As part of our ongoing evaluation of our operations, we may undertake additional restructuring efforts in the future, which could in some instances result in significant severance-related costs and other restructuring charges.

We recorded restructuring charges of €1 million for the year ended December 31, 2018, €4 million for the year ended December 31, 2017 and €5 million for the year ended December 31, 2016. Restructuring costs in 2018, 2017, and 2016 were primarily related to corporate and production sites’ restructuring operations. We may pursue additional restructuring activities in the future, which could result in significant severance-related costs, restructuring charges and related costs and expenses, including resulting labor disputes, which could materially adversely affect our profitability and cash flows.

A significant portion of our revenue is derived from our international operations, which exposes us to certain risks inherent in doing business globally.

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

Our principal headquarters are in the European Union, and we maintain a significant presence in various European markets and the United States through our operating subsidiaries, including significant sales to customers in both Europe and the United States. If political and regulatory conditions in Europe, the United States or other key markets, remain uncertain or deteriorate, our customers may respond by suspending, delaying or reducing their capital expenditures, which may adversely affect our sales, cash flows and results of operations. For example, in June 2016, the United Kingdom held a non-binding advisory referendum in which voters voted for the United Kingdom to exit the European Union (“Brexit”). The final agreement with respect to Brexit remains under review by the parties involved. Political or geographical events, such as Brexit, or diplomatic tensions could result in changes in trade policy, taxes, market volatility or currency exchange rate fluctuations, and resulting uncertainty in the economy and markets could cause our customers and potential customers to delay or reduce spending on our products or services. Any of these effects, could adversely affect our business, results of operations and financial condition.

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

We also participate in various “multi-employer” pension plans in one of our facilities in the United States administered by labor unions representing some of our employees. Our withdrawal liability for any multi-employer plan would depend on the extent of the plan’s funding of vested benefits. In the ordinary course of our renegotiation of collective bargaining agreements with labor unions that maintain these plans, we could decide to discontinue participation in a plan, and in that event we could face a withdrawal liability. We could also be treated as withdrawing from participation in one of these plans if the number of our employees participating in these plans is reduced to a certain degree, or over certain periods of time. Such reductions in the number of our employees participating in these plans could occur as a result of changes in our business operations, such as facility closures or consolidations. Any withdrawal liability could have an adverse effect on our results of operations.

We may not be able to adequately protect proprietary rights to our technology and legal proceedings or investigations, including enforcement of our intellectual property rights, could increase our operating costs and adversely affect our financial condition and results of operations.

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

We may from time-to-time be involved in, or be the subject of, disputes, proceedings and investigations with respect to a variety of matters, including matters related to personal injury, intellectual property, employees, taxes, contracts, anti-competitive or anti-corruption practices as well as other disputes and proceedings that arise in the ordinary course of business. It could be costly to address these claims or any investigations involving them, whether meritorious or not, and legal proceedings and investigations could divert management’s attention as well as operational resources, adversely affecting our financial position, results of operations and cash flows. Although the unauthorized use of our intellectual property may adversely affect our results of operations, any attempts to enforce our intellectual property rights, even if successful, could result in costly and prolonged litigation, divert management’s attention and resources, and materially adversely affect our results of operations.

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

Our operations are subject to international, national, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. At December 31, 2018, we had close-down and environmental remediation costs provisions of €83 million. Future environmental regulations or more aggressive enforcement of existing regulations could impose stricter compliance requirements on us and on the industries in which we operate. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance. Additionally, evolving regulatory standards and expectations can result in increased litigation and/or increased costs. There are also no assurances that newly discovered conditions, or new or more aggressive enforcement of applicable environmental requirements, or any failure by counterparties to perform indemnification obligations, will not have a material adverse effect on our business.

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

Speculative trading in aluminium has increased in recent years, contributing to higher levels of price volatility. During 2014, regional premiums reached levels substantially higher than historical averages, whereas, in 2015, such premiums experienced significant decreases in all regions, reverting to levels that are closer to historical averages. The Rotterdam regional premium increased to 26% of the LME base price in December 2014 and the Midwest regional premium increased to 27% of the LME base price. Sustained high aluminium prices, increases in aluminium prices, the inability to meaningfully hedge our exposure to aluminium prices, or the inability to pass through any fluctuation in regional premiums or product premiums to our customers, could have a material adverse effect on our business, financial condition, and results of operations and cash flow. In 2018, the LME cash price of aluminium reached a high of $2,603 per metric ton and a low of $1,870 per metric ton compared to a high of $2,246 per metric ton and a low of $1,701 per metric ton in 2017. In 2018, regional premiums ranged from 6% to 11% of the LME base price for the Rotterdam regional premium and from 9% to 23% of the LME base price for the U.S. Midwest regional premium.

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

Environmental and other regulations may also increase our costs and may be passed on to our customers, and may restrict the use of chemicals needed to produce aluminium products. These regulations may make our products less competitive as compared to materials that are subject to fewer regulations. Certain existing regulations may make our products more attractive than competing products, including the Corporate Average Fuel Economy (“CAFE”) standards that require material improvements in the automotive and light truck miles per gallon by 2025 in the U.S. We believe such standards have increased demand for lighter materials used in the vehicle’s body in North America. The relaxation of these standards under the new Safer Affordable Fuel Efficient (SAFE) Vehicles Proposed Rule, which is being finalized by the Trump Administration, and the resulting potential litigation between California and the Federal State could reduce or delay the need for lighter materials among our customers. Any reduction in the competitiveness of our products relative to alternative materials could adversely affect our financial position, results of operations and cash flows.

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

Changes or uncertainties in U.S. political and regulatory conditions or laws and policies governing foreign trade, manufacturing, and development and investment in resulting from the current U.S. administration, could adversely affect our business and financial statements. In particular, the current U.S. administration is negotiating new trade agreements with partners such as Europe and Canada, and has implemented and/or is considering new duties and potential tariffs on selected imported goods (including aluminium products, cars and automotive components as part of ongoing or potential 232 investigations). These actions could lead to retaliatory tariffs or other adverse actions toward the United States by our customers in those countries, which could adversely affect our business, financial condition and results of operations.

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

The financial condition and results of operations of some of our operating entities are reported in various currencies and then translated into euros at the applicable exchange rate for inclusion in our Consolidated Financial Statements. As a result, the appreciation of the euro against the currencies of our operating local entities may have a negative impact on reported revenue and operating profit, and the resulting accounts receivable, while depreciation of the euro against these currencies may generally have a positive effect on reported revenue and operating profit. We do not hedge translation of forecasted results or actual results.

In addition, while the majority of costs incurred are denominated in local currencies, a portion of the revenue are denominated in U.S. dollars and other currencies. As a result, appreciation in the U.S. dollar may have a positive impact on earnings while depreciation of the U.S. dollar may have a negative impact on earnings. While we engage in significant hedging activity to attempt to mitigate this foreign transactions currency risk, this may not fully protect us from adverse effects due to currency fluctuations on our business, financial condition or results of operations.

The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries could adversely affect our financial condition and results of operations.

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

In particular, we derive a significant portion of our revenue from products sold to the aerospace industry, which is highly cyclical and tends to decline in response to overall declines in the general economy. The commercial aerospace industry is historically driven by the demand from commercial airlines for new aircraft. Demand for commercial aircraft is influenced by airline industry profitability, trends in airline passenger traffic, the state of the U.S. and global economies and numerous other factors, including the effects of terrorism. A number of major airlines have undergone Chapter 11 bankruptcy or comparable insolvency proceedings and experienced financial strain from volatile fuel prices. The aerospace industry also suffered significantly in the wake of the events of September 11, 2001, resulting in a sharp decrease globally in new commercial aircraft deliveries and order cancellations or deferrals by the major airlines. Despite existing backlogs, continued financial uncertainty in the industry, inadequate liquidity of certain airline companies, production issues and delays in the launch of new aircraft programs at major aircraft manufacturers, stock variations in the supply chain, terrorist acts or the increased threat of terrorism may lead to reduced demand for new aircraft that utilize our products, which could materially adversely affect our financial position, results of operations and cash flows.

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

Risks Related to Our Indebtedness and Financial Reporting

Our level of indebtedness could limit cash flow available for our operations and capital expenditures and could adversely affect our ability to service our debt or obtain additional financing, if necessary, and our net income.

We have now and will continue to have a significant amount of indebtedness. As of December 31, 2018, we had total indebtedness of €2,151 million (of which €2,148 million consisted of the principal amount of the Notes, net of €32 million of issuance costs). Further, we have substantial pension and other post-employment benefit obligations, resulting in net liabilities of €610 million as of December 31, 2018.

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

In addition, a portion of our indebtedness is, and our future indebtedness may be, subject to variable rates of interest, exposing us to interest rate risk. See “Item 10. Additional Information—C. Material Contracts.” If interest rates increase, our debt service obligations on the variable rate indebtedness would increase, resulting in a reduction of our net income that could be significant, even though the principal amount borrowed would remain the same.

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

In addition, the Pan-U.S. ABL Facility for our Ravenswood, Muscle Shoals, and Bowling Green sites provides that at any time during which borrowing availability thereunder is below 10% of the aggregate commitments under the Pan-U.S. ABL Facility, we will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 and a minimum Borrower EBITDA Contribution of 25%, in each case calculated on a trailing twelve-month basis. “Borrower EBITDA Contribution” means, for any period, the ratio of (x) the combined EBITDA of the borrowers under the Pan-U.S. ABL Facility and their subsidiaries for such period, to (y) the consolidated EBITDA of the Company and its subsidiaries for such period.

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

While the terms of our other existing financing arrangements do not require us to maintain a specific credit rating, the commitments under the Wise Factoring Facility (as defined herein) are conditioned on, among other things, (i) Constellium’s corporate credit rating not having been withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s, and (ii) there not having occurred a material adverse change in the business condition, operations, or performance of Wise Alloys Funding II LLC, since renamed Constellium Muscle Shoals Funding II LLC, Wise Alloys LLC, since renamed Constellium Muscle Shoals LLC (“Muscle Shoals”), or Constellium International. See “Item 10. Additional Information—C. Material Contracts—Wise Factoring Facilities.” If either of these conditions occurs, all purchases under the Wise Factoring Facility will become uncommitted. If the Wise Factoring Facility is not extended, refinanced or replaced, Wise’s cash collections from customers will be on longer terms than currently funded through the Wise Factoring Facility. As a result, the Company’s liquidity could meaningfully decrease, causing the Company to have insufficient liquidity to operate its business and service its indebtedness, unless another source of liquidity is identified.

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

As a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE. Foreign private issuers are also exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to file quarterly reports on Form 10-Q, to distribute a proxy statement pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the solicitation of proxies for shareholder meetings, and Section 16 filings.

We rely on the exemptions for foreign private issuers and follow Dutch corporate governance practices in lieu of some of the NYSE corporate governance rules. We may change the home country corporate governance practices we follow, and, accordingly, which exemptions we rely on from the NYSE requirements. So long as we qualify as a foreign private issuer, you may not have the same protections applicable to companies that are subject to all of the NYSE corporate governance requirements.

If we were to lose our status as a foreign private issuer or otherwise not be considered a foreign private issuer, the regulatory and compliance costs to the Company could be significantly more than the costs we incur as a foreign private issuer. We would be required to file periodic reports, including audited financial statements, and registration statements on U.S. domestic issuer forms with the SEC, including proxy statements pursuant to Section 14 of the Exchange Act. These SEC disclosure requirements are more detailed and extensive than the forms available to a foreign private issuer. Furthermore, if we were not a foreign private issuer, we would be required to meet such filing requirements on a more abbreviated timetable than is applicable to our current filings with the SEC. In addition, our directors, executive officers and 10% owners would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act. We could also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. In addition, we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements that are available to foreign private issuers. In particular, within six months of losing our foreign private issuer status we would be required to have a majority of independent directors and a nominating/corporate governance committee and a compensation committee comprised entirely of independent directors, unless other exemptions are available under the NYSE rules. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to meet the continuing listing requirements to maintain the listing of our ordinary shares on the NYSE, our ordinary shares could be delisted by the NYSE prior to any voluntary delisting.

Our ordinary shares are currently listed on the NYSE under the symbol “CSTM”. We must meet continuing listing requirements to maintain the listing of our ordinary shares on the NYSE. If we fail to meet certain listing standards on the NYSE, our ordinary shares may be subject to delisting after the expiration of the period of time, if any, that we are allowed for regaining compliance. We may also voluntarily delist our ordinary shares from the NYSE under certain circumstances. There can be no assurance that our ordinary shares will remain listed on the NYSE. Any delisting of our ordinary shares could adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares and the market price and liquidity of such ordinary shares.

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

We operate in multiple tax jurisdictions and believe that we file our tax returns in compliance with the tax laws and regulations of these jurisdictions. Various factors determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws and regulations in any given jurisdiction or global- and EU-based initiatives such as the Action Plan on Base Erosion and Profit Shifting (“BEPS”) of the Organization for Economic Co-operation and Development (the “OECD”) and the EU Anti-Tax Avoidance Directive (EU/2016/1164 as amended by EU/2017/952, the “ATAD”) which aim among other things to address tax avoidance by multinational companies, changes in geographical allocation of income and expense, our ability to use net operating loss and other tax attributes, and our evaluation of our deferred tax assets that requires significant judgment. The current incorporation into domestic tax law of the OECD principles related to BEPS included in the final reports released by the OECD as well as the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS signed in Paris on June 7, 2017 could increase administrative efforts within the Company and impact existing structures. Furthermore, the European Commission published a corporate reform package proposal on October 25, 2016 including three new proposals that aim at (i) re-launching the Common Consolidated Corporate Tax Base (“CCCTB”) which is a single set of rules to compute companies’ taxable profits in the EU, (ii) avoiding loopholes associated with profit-shifting for tax between EU countries and non-EU countries, and (iii) providing new dispute resolution rules to relieve problems with double taxation for businesses. Changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.

In addition, due to the size and nature of our business, we are subject to ongoing reviews by taxing authorities on various tax matters, including challenges to positions we assert on our income tax and withholding tax returns. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws and regulations, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities and courts view certain issues. Such amounts are included in income taxes payable, other non-current liabilities or deferred income tax liabilities, as appropriate, and updated over time as more information becomes available or on the basis of the lapse of the statute of limitation. We record additional tax expenses or reduce tax expenses in the period in which we determine that the recorded tax liability is less than or in excess of the ultimate assessment we expect. We are currently subject to audit and review in a number of jurisdictions in which we operate, and further audits may commence in the future.

The Company is incorporated under the laws of the Netherlands and on this basis is subject to Dutch tax laws as a Dutch resident taxpayer. In July 2017, we announced the Corporate Seat Transfer. In anticipation of the envisaged Corporate Seat Transfer, the Company has executed certain restructuring steps including amongst others the establishment of a French branch which is engaged in holding activities and is the head of our French tax consolidated group. We believe that, until completion of the Corporate Seat Transfer, because of the manner in which we conduct our business, the Company remains resident only in the Netherlands and has a French branch, which is subject to French taxes for the operations attributable to this branch.

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

French tax provisions restricting the deductibility of interest by reference to the French tax group’ EBITDA

Under article 223 B bis of the French tax code (“FTC”) which implemented article 4 of the EU Anti-Tax Avoidance Directive EU/2016/1164 of 12 July 2016 (“ATAD Directive”), deduction of net financial expenses incurred by a French tax group is allowed up to a maximum amount which depends on whether the said French tax group is deemed thinly-capitalized or not.

A French tax group is deemed thinly-capitalized for a financial year when the average amount of the sums left or made available during such financial year to member companies of the French tax group by related companies that are not members of the French tax group (subject to certain adjustments) exceeds 1.5 times the total shareholders’ equity of the French tax group.

a)

In the case where the French tax group is not deemed thinly-capitalized, deduction of the net financial expenses borne by the French tax group is allowed up to the greater of (i) €M 3.0 and (ii) 30% of the French tax group’s EBITDA (subject to certain safe-harbor rules).

b)

In the case where the French tax group is deemed thinly-capitalized (subject to certain safe-harbor rules) deduction of the net financial expenses borne by the French tax group is allowed up the sum of

-

the amount of the net financial expenses borne by the French tax group multiplied by the ratio R of (x) the debt of the French tax group towards unrelated parties plus 1.5 times the total shareholders’ equity over (y) the total debt of the French tax group, up to the greater of (i) €M 3.0 and (ii) 30% of the French tax group’s EBITDA, multiplied by the ratio R; and

-

the amount of the net financial expenses borne by the French tax group multiplied by 1 – ratio R, up to the greater of (i) €M1.0 and (ii) 10% of the French tax group’s EBITDA, multiplied by 1 – ratio R.

Disallowed interest and unused interest capacity can be carried forward, subject to certain limitations.

Similar interest deduction limitations apply to the French companies that are not part of a French tax group.

French tax provisions restricting the deductibility of interest paid to shareholders

Interest paid by companies that are subject to French corporate income to their shareholders are only tax deductible up to the rate referred to in Article 39-1-3 of the FTC (i.e. the annual average of the average effective floating rates on bank loans to companies with an initial maturity exceeding two years). By exception, Article 212 § I-a) of the FTC provides that interest incurred on loans granted by a related party is deductible up to the rate referred to in Article 39-1-3 of the FTC or, if higher, up to the rate that the borrowing company could have obtained from independent financial credit institutions in similar circumstances.

French tax provisions restricting the deductibility of interest paid to related parties

Under Article 212 § I-b) of the FTC, the French debtor must demonstrate, at the French tax authorities’ request, that the interest paid to a foreign related party is subject to the condition that the lender is subject to income tax on such interest, the amount of which is at least equal to 25% of the corporate income which would be due on such interest if the lender was established in France, determined under standard French tax rules.

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

The ATAD 2 Directive, once implemented under French domestic law, may limit our ability to deduct interest accrued on our indebtedness incurred in France and may thus increase our tax burden, which could adversely affect our business, financial condition and results of operations, and reduce the cash flow available to service our indebtedness.

Similarly, until the effective date of the Corporate Seat Transfer, the detailed Dutch rules limiting interest deductions and the ATAD and ATAD 2 Directives may limit our ability to deduct interest in the Netherlands and may thus decrease the amount of our Dutch tax losses and increase our tax burden.

Any of the above consequences may have an adverse effect on our results of operations.

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

Constellium Holdco B.V. (formerly known as Omega Holdco B.V.) was incorporated as a Dutch private limited liability company on May 14, 2010 (incorporated and governed under the Dutch Civil Code). Constellium Holdco B.V. was formed to serve as the holding company for various entities comprising the EAP Business, which Constellium acquired from affiliates of Rio Tinto on January 4, 2011 (the “Acquisition”). On May 21, 2013, Constellium Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium N.V. Any references to Dutch law and the Amended and Restated Articles of Association are references to Dutch law and the articles of association of the Company, respectively, following the conversion. On May 29, 2013, we completed our initial public offering. The articles of association of the Company were last amended and restated on August 18, 2015.

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

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. Our business model is to add value by converting aluminium into semi-fabricated and in some instances fabricated products. We supply numerous blue-chip customers with many value-added products for performance-critical applications. Our product portfolio generally commands higher margins as compared to less differentiated, more commoditized fabricated aluminium products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

As of December 31, 2018, we operated 26 production facilities, including a joint venture with our partner, UACJ (Note: in January 2019 we acquired our partner’s share in this entity, see Recent Developments), we had three administrative centers in Baltimore, Paris and Zürich, and had three R&D centers. Additionally, we are building new facilities in Spain, China and Slovakia to serve our automotive structures customers. We believe our portfolio of flexible, integrated and strategically located facilities is among the most technologically advanced in the industry and that the significant growth investments we have made now position us well to capture expected demand growth in each of our end markets. It is our view that our established presence in North America, Europe and China combined with more than 50 years of manufacturing experience, quality and innovation, strategically position us to be a leading supplier to our global customer base. The Company had approximately 13,000 employees as of December 31, 2018.

We seek to sell to end-markets that have attractive characteristics for aluminium, including (i) stability through economic cycles as seen in our North American and European packaging businesses, (ii) rigorous and complex technical requirements as seen in global aerospace and automotive businesses, and (iii) favorable growth fundamentals supported by the vehicle lightweighting trend seen in global automotive business, and the growth in electric vehicles.

We have invested capital in a number of attractive growth opportunities including: (i) Auto Body Sheet capabilities in Muscle Shoals, Alabama, in our joint venture in Bowling Green, Kentucky, in Neuf-Brisach, France, and in Singen, Germany (ii) a pusher furnace in Ravenswood, West Virginia, (iii) Automotive Structures operations in Van Buren, Michigan, White, Georgia and San Luis Potosí, Mexico, two production lines for battery enclosures for electric vehicles in Gottmadingen, Germany, advanced body structure capabilities in Dahenfeld, Germany, new cast houses and additional extrusion capability in Děčín, Czech Republic and a number of growth initiatives through R&D and debottlenecking efforts.

Our unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our customer base includes market leading firms in packaging, aerospace, and automotive, such as AB InBev, Ball Corporation, Crown Holdings, Inc., Airbus, Boeing, and several premium automotive OEMs, including BMW AG, Daimler AG and Ford Motor Company. We believe that we are a critical supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers. We believe that this integrated collaboration with our customers for high value-added products reduces substitution risk, supports our competitive position and creates high barriers to entry.

For the years ended December 31, 2018, 2017 and 2016, the Company’s main key figures were as follows:

	For the years ended December 31,
	2018	2017	2016
Shipments (kT)	1,534	1,482	1,470
Revenue (in € millions)	5,686	5,237	4,743
Net income/(loss) (in € millions)	190	(31)	(4)
Adjusted EBITDA (in € millions)	498	448	398

Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Our objective is to expand our leading position as a supplier-of-choice of high value-added, technologically advanced products where we believe we have a competitive advantage through the following business strategies:

(i)	High Value-added Product Focus

We are focused on our three strategic end-markets—packaging, aerospace and automotive—in which we have market leading positions and established relationships with many of the main manufacturers. These are also markets where we believe that we can differentiate ourselves through our high value-added and specialty products which make up the majority of our product portfolio. We have made substantial investments to develop unique R&D and technological capabilities, which we believe give us a competitive advantage in designs and innovations. We believe our differentiated products provide significant benefits to our customers in many areas such as weight reduction, higher strength and better formability. In addition, these products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends. We intend to continue to invest in our R&D and technological capabilities and develop high value-added product portfolio.

(ii)	Customer Connectivity

We aim to deepen our ties with our customers by consistently providing best-in-class quality products, joint product development projects, market leading supply chain integration, customer technical support and scrap and recycling solutions. We regard our relationships with our customers as partnerships in which we work closely together to utilize our unique R&D and technological capabilities to develop customized solutions in order to meet evolving customer requirements. The close collaboration to develop best-in-class and tailored solutions, as well as significant effort and investment to adhere to rigorous qualification procedures, enable us to foster long-term relationships with our customers. In addition, through supply chain integration we are able to better anticipate customer demands, optimize supply and more efficiently manage our working capital needs. We also seek to strengthen customer connectivity through customer technical support and the closed-loop scrap management program. We will aim to continue to further foster and enhance the relations with our customers and position our company as a preferred supplier to our customers.

(iii)	Optimize Margins and Asset Utilization Through Product Portfolio Management

We believe there are significant opportunities to enhance our profitability through rigorous focus on the products we choose to make and optimizing the throughput of these products in our facilities. For example, given our manufacturing configurations, there are certain products that our facilities are better equipped to manufacture. As a consequence, we can manufacture them more efficiently and at a lower cost. In addition, we are highly focused on maximizing the throughput of our facilities to increase the tons per machine hour and profitability per machine hour. We strive to achieve this through our investments in asset integrity, and through continuous improvements in our operations such as debottlenecking and optimizing equipment uptime, recovery and mill speed.

(iv)	Harvesting Returns from Recent Investments

We have invested capital in a number of attractive growth opportunities. While these investments have attractive return and growth profiles, many of them are still in the ramp-up phase and are not yet making a significant contribution to our earnings. We believe the investments we have made now leave us well positioned to capture expected growth in our end markets and to contribute to future earnings.

(v)	Strict Cost Control and Continuous Improvement

We believe that there are significant opportunities to improve the services and quality that we provide to our customers and to reduce our operating costs by implementing manufacturing excellence initiatives and other cost reduction initiatives such as our cost reduction initiative, Project 2019. We aim to establish best-in-class operations and achieve cost reductions by standardizing manufacturing processes and the associated upstream and downstream production elements where possible, while still allowing the flexibility to respond to local market demands.

(vi)	Increased Financial Flexibility

We are focused on increasing our financial flexibility through earnings growth, strict cost control and working capital management, which we believe will collectively drive free cash flow generation and deleveraging. We believe having increased financial flexibility is a key pillar in achieving our long-term objective as a supplier-of-choice of high value-added, specialized and technologically-advanced products.

Recent Developments

Plan to Transfer Corporate Seat to France

In line with our initiatives to reduce costs and simplify our corporate structure, we announced the Corporate Seat Transfer in July 2017. In order to effectuate this change, the Company intends to convert its corporate form from an NV to an SE through an amendment to its articles of association, and to take other steps under Dutch and French law to transfer its corporate seat to France. We expect the Corporate Seat Transfer, if completed, will enable us to make our corporate cost structure more efficient and to benefit from more advantageous tax treatment. The actions required to implement the Corporate Seat Transfer are subject to shareholder approval and, if approved, we currently expect the Corporate Seat Transfer should be completed in 2019.

The Corporate Seat Transfer may affect the rights of our shareholders. See “Item 3. Key Information—D. Risk Factors.”

Acquisition of UACJ’s Interest in Bowling Green

On January 10, 2019, pursuant to a purchase agreement with UACJ and its U.S. subsidiary, Tri-Arrows Aluminum Holding Inc. (“TAAH”), we acquired TAAH’s 49% stake in Constellium-UACJ ABS, LLC (“CUA”), for $100 million plus the assumption of 49% of approximately $80 million of third party debt at CUA. In connection with the agreement with UACJ and TAAH, we and TAAH agreed to certain transitional commercial arrangements connected to the continuing operations and the business, including an agreement for a multiyear supply of cold coils.

Amendment of U.S. ABL Facility

On February 20, 2019, we amended the Pan-U.S. ABL Facility to, among other things, (i) join Constellium Bowling Green LLC as an additional borrower and Constellium Property and Equipment Company LLC as an additional guarantor, (ii) increase the maximum commitments thereunder to $350 million, and (iii) make certain changes to the covenants, terms, and conditions thereof.

Our Operating Segments

Our business is organized into three operating segments:

(i) Packaging & Automotive Rolled Products includes the production of rolled aluminium products in our European and North American facilities. We supply the packaging market with canstock and closure stock for the beverage and food industry, as well as foil stock for the flexible packaging market. In addition, we supply the automotive market with a number of technically sophisticated applications such as ABS and heat exchanger materials.

(ii) Aerospace & Transportation includes the production of rolled aluminium products (and very limited volumes of extruded products) for the aerospace market, as well as rolled products for transport, industry and defense end-uses in our European and North American facilities.

(iii) Automotive Structures & Industry includes the production of extruded products and technologically advanced structures for the automotive industry including crash-management systems, body structures, side impact beams and battery enclosures in our European, North American and Chinese facilities. In addition, we fabricate hard and soft aluminium alloy extruded profiles in a number of our other European facilities for a range of high demand industry applications in the automotive, engineering, building and construction and other transportation end markets.

Table: Overview of Operating Segments (as of December 31, 2018)

	Packaging & Automotive Rolled Products	Aerospace & Transportation	Automotive Structures & Industry
Manufacturing Facilities[1]	4 (France, Germany, United States)	6 (France, United States, Switzerland)	16 (France, Germany, Switzerland, Czech Republic, Slovakia, U.S., Canada, Mexico, China)

Employees (as of December 31, 2018)	• 3,750	• 4,007	• 4,559

Key Products	• Can Stock • Can End Stock • Closure Stock • Auto Body Sheet • Rolled Products for Heat Exchangers • Specialty reflective sheet (Bright)	• Aerospace plates, sheets and extrusions • Aerospace wing skins • Plate and sheet for transportation, industry and defense applications	• Automotive structures • Other extruded products including: • Soft alloys • Hard alloys • Large profiles

Key Customers	• Packaging: AB InBev, Ball Corporation, Can-Pack, Crown, Amcor, Ardagh Group, Coca-Cola • Automotive: Daimler AG, Audi, Volkswagen, Valeo, PSA Group, BMW AG	• Aerospace: Airbus, Boeing, Bombardier, Dassault, Embraer • Transportation, Industry, Defense and Distribution: Ryerson, ThyssenKrupp, Amari	• Automotive: Audi, BMW AG, Daimler AG, Porsche, Ford, PSA Group, FCA Group • Rail: Stadler, CAF

Select Key Facilities	• Neuf-Brisach (France) • Singen (Germany) • Muscle Shoals (Alabama, USA) • Bowling Green (Kentucky, USA)[2]	• Issoire (France) • Ravenswood (West Virginia, USA) • Sierre (Switzerland)	• Gottmadingen (Germany) • Van Buren (Michigan, USA) • Děčín (Czech Republic) • Singen (Germany)

% of total Revenue[3] (for the twelve months ended December 31, 2018)	54%	23%	23%

% of Adjusted EBITDA[4] (for the twelve months ended December 31, 2018)	49%	31%	25%

[1]	Our 26 manufacturing facilities are located in 24 sites, two of which are shared between two operating segments.
[2]	Joint venture with UACJ, 51% is owned by Constellium and accounted for under the equity method. On January 10, 2019, Constellium acquired the remaining 49% of the equity in the joint venture.
[3]	Holdings & Corporate not included.
[4]	The difference between the sum of Adjusted EBITDA for our three segments and the Company’s Adjusted EBITDA is attributable to our fourth segment Holdings and Corporate which is not presented here.

The following table presents our shipments by product lines:

(in metric tons)	For the year ended December 31,
	2018	2017	2016
Packaging rolled products	799	807	856
Automotive rolled products	196	158	113
Specialty and other thin-rolled products	44	43	44
Aerospace rolled products	111	106	118
Transportation, industry, and other rolled products	135	132	125
Automotive extruded products	114	109	99
Other extruded products	135	127	118
Other	—	—	(3)

Total shipments	1,534	1,482	1,470

Packaging & Automotive Rolled Products Operating Segment

In our Packaging & Automotive Rolled Products operating segment, we develop and produce customized aluminium sheet and coil solutions. For the year ended December 31, 2018:

•	approximately 77% of operating segment volume was in packaging rolled products, which primarily includes beverage and food canstock as well as closure stock and foil stock,

•	approximately 19% of operating segment volume was in automotive rolled products,

•	and approximately 4% of operating segment volume for that period was in specialty and other thin-rolled products, which include technologically advanced products for the industrial sector.

We are a leading European and North American supplier of canstock and the leading worldwide supplier of closure stock. We are also a major European player in automotive rolled products for ABS (e.g., closure panels of a car), and for heat exchangers. These products are subject to the exacting requirements and qualification processes of our customers which we consider to provide us with a competitive advantage and to represent a barrier to entry for new competitors. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive firms and global industrial companies. Our customer base includes AB InBev, Ball Corporation, Crown Holdings, Inc., Ardagh Group S.A., Can-Pack S.A., Coca-Cola, Amcor Ltd., VW Group, Daimler AG, Ford, and PSA Group. Our customer contracts in packaging usually have a duration of three to five years. Our customer contracts in automotive are usually valid for the lifetime of a model, which is typically five to seven years.

We have two integrated rolling operations located in Europe and one in the U.S. Neuf-Brisach, our facility on the border of France and Germany, is a fully integrated aluminium recycling, rolling and finishing facility producing both canstock and ABS. Singen, located in Germany, is specialized in high-margin niche applications and has an integrated hot/cold rolling line and high-grade cold mills with special surfaces capabilities that facilitate unique metallurgy and lower production costs. Muscle Shoals, Alabama, is a highly focused facility mostly dedicated to canstock rolling and UBC recycling, and ramping up its ABS cold coils capacity as a result of our automotive readiness investment program. In addition, at December 31st, 2018, we owned 51% of Constellium-UACJ ABS LLC, which operates a finishing line for ABS in Bowling Green, Kentucky (see Recent Developments).

Our Packaging & Automotive Rolled Products operating segment serves the packaging market which has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability. See “—Our Key End-Markets—Rigid Packaging.”

The following table summarizes our volume, revenue and Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2018	2017	2016
Packaging & Automotive Rolled Products:
Segment Revenue	3,059	2,812	2,498
Segment Shipments (kt)	1,039	1,008	1,013
Segment Revenue (€/ton)	2,944	2,789	2,466
Segment Adjusted EBITDA(1)	243	204	204
Segment Adjusted EBITDA(€/ton)	234	202	201
Segment Adjusted EBITDA margin	8%	7%	8%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Aerospace & Transportation Operating Segment

Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminium and specialty material products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and a few precision cast products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, supply-chain solutions, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements.

Our most significant facilities in the Aerospace & Transportation Operating Segment (Ravenswood (West Virginia), Issoire (France) and Sierre (Switzerland)) offer a broad spectrum of plate required by the aerospace industries (alloys, temper, dimensions, pre-machined) and have strong capabilities such as producing some wide and very high gauge plates required for some civil and commercial aerospace programs.

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

Aerospace products are typically subject to long development and supply lead times and the majority of our contracts with our largest aerospace customers have a term of five years or longer, which provides visibility on volumes and profitability. In addition, we expect demand for our aerospace products to directly correlate with aircraft backlogs and build rates. As of December 2018, the backlog reported by Airbus and Boeing for commercial aircraft reached 13,450 units on a combined basis, representing approximately eight to nine years of production at current build rates.

Additionally, aerospace products are generally subject to long qualification periods. Aerospace production sites are regularly audited by external certification organizations including the National Aerospace and Defense Contractors Accreditation Program (“NADCAP”) and/or the International Organization for Standardization. NADCAP is a cooperative organization of numerous aerospace OEMs that defines industry-wide manufacturing standards. NADCAP appoints private auditors who grant suppliers like Constellium a NADCAP certification, which customers tend to require. New products or alloys are certified by the OEM that uses the product. Our sites have been qualified by external certification organizations and our products have been qualified by our customers. We are typically able to obtain qualification within 6 months to one year mainly because: (i) due to our long history of working with the main aircraft OEMs, we have an existing range of qualifications including in excess of 100 specifications regarding alloy, temper or shape, which we can build on to obtain new product qualifications; and (ii) we have invested in a number of capital intensive equipment and R&D programs to be able to qualify to the current industry norms and standards.

We also serve the transportation and defense industries. Our product portfolio in these segments include both standard products as well as specialty products. Standard products typically face higher levels of competition in the marketplace, in the regions that we serve. Specialty products command higher margins and are exposed to less competition. Specialty products are differentiated products, which are engineered to meet specific customer needs and as such have specific properties (e.g., mechanical properties, dimensions, surface aspect, etc.).

The following table summarizes our volume, revenue and Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2018	2017	2016
Aerospace & Transportation:
Segment Revenue	1,389	1,335	1,302
Segment Shipments (kt)	246	238	243
Segment Revenue (€/ton)	5,646	5,618	5,360
Segment Adjusted EBITDA(1)	152	146	118
Segment Adjusted EBITDA(€/ton)	619	614	487
Segment Adjusted EBITDA margin	11%	11%	9%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Automotive Structures & Industry Operating Segment

Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems (“CMS”), body structures, side impact beams and battery enclosures and (ii) soft and hard alloy extrusions for automotive, road, energy and building and large profiles for rail and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Approximately 46% of the segment volume for the year ended December 31, 2018 was in automotive extruded products and approximately 54% was in other extruded product applications.

We believe that we are one of the largest providers of aluminium automotive crash management systems globally. We manufacture automotive structural products for some of the largest European and North American car manufacturers supplying the global market, including Daimler AG, BMW AG, VW Group, FCA Group and Ford. We are also a leading supplier of hard alloys for the automotive market and of large structural profiles for rail, industrial and other transportation markets in Europe. We also have a strong presence in soft alloys in France and Germany, with customized solutions for a diverse number of end markets.

Sixteen of our facilities, located in Germany, North America, the Czech Republic, Slovakia, France, Switzerland, China, and Mexico manufacture products sold in our Automotive Structures & Industry operating segment. We believe our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic utilize significant amounts of recycled aluminium and help provide security of metal supply. We also operate the largest extrusion press in Western Europe at our Singen facility, which allows us to produce specialized large profile products for our rail and transportation customers. In addition, we operate a strategic network of 5 soft alloys facilities with strong technical capabilities, across Europe to better serve primarily our automotive and industrial customers as well as customers in other diversified market segments.

We operate a joint venture, Astrex Inc., which produces automotive extruded profiles in Ontario, Canada, for our North American operations, and a joint venture, Engley Automotive Structures Co., Ltd., which is currently producing aluminium crash-management systems in China.

We believe that we have strong market positions given our R&D and manufacturing capability in Automotive Structures. Led by our partnership with Brunel University, London we have proprietary alloy and manufacturing technology which enables us to deliver differentiated design, engineering and manufacturing capabilities to our customers, and to accelerate time to market.

The following table summarizes our volume, revenue and Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2018	2017	2016
Automotive Structures & Industry:
Segment Revenue	1,290	1,123	1,002
Segment Shipments (kt)	249	236	217
Segment Revenue (€/ton)	5,181	4,756	4,608
Segment Adjusted EBITDA(1)	125	120	104
Segment Adjusted EBITDA(€/ton)	502	510	480
Segment Adjusted EBITDA margin	10%	11%	10%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

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

Our business is primarily focused on rolling and extruding semi-fabricated products for a variety of value added end markets. We do not smelt aluminium, nor do we participate in other upstream activities such as mining or refining bauxite. We recycle aluminium, both for our own use and as a service to our customers.

Constellium’s Position in the Aluminium Sector Value Chain

Aluminium value chain

Rolled and extruded aluminium product prices are based generally on the price of aluminium (which is quoted on LME) plus a conversion margin (i.e., the cost incurred to convert the aluminium into a semi-finished product). The price of aluminium is not a significant driver of our financial performance, in contrast to the more direct relationship the price of aluminium has on the financial performance of primary aluminium producers. Instead, the financial performance of producers of rolled and extruded aluminium products, such as Constellium, is driven by the dynamics in the end markets that they serve, their relative positioning in those markets and the efficiency of their industrial operations.

There are two main sources of input metal for our aluminium rolled or extruded products:

•

Slabs or billets we cast from a combination of primary and recycled aluminium. The primary aluminium is typically in form of standard ingots. The recycled aluminium comes either from scrap from fabrication processes, known as recycled process material, or from recycled end products in their end of life phase, such as used beverage cans.

•	Slabs or billets purchased from smelters or metal trading companies.

Primary aluminium, sheet ingot and extrusion billets can generally be purchased at prices set on the LME plus a premium that varies by geographic region on delivery, alloying material, form (ingot or molten metal) and purity.

Recycled aluminium is also tied to the LME pricing (typically sold at discounts of up to 25%). Aluminium is infinitely recyclable and recycling aluminium requires only approximately 5% of the energy required to produce primary aluminium. As a result, in regions where aluminium is widely used, manufacturers and customers are active in setting up collection processes in which used beverage cans and other end-of-life aluminium products are collected for remelting at purpose-built plants. Manufacturers may also enter into agreements with customers who return recycled process material and pay to have it re-melted and rolled into the same product again.

Aluminium Rolled Products Overview

The rolling process consists of passing aluminium through a hot-rolling mill and then transferring it to a cold-rolling mill, which can gradually reduce the thickness of the metal down to approximately 6 mm for plates and to approximately 0.2-6 mm for sheet.

Aluminium rolled products, including sheet, plate and foil, are semi-finished products that provide the raw material for the manufacture of finished goods ranging from packaging to automotive body panels to fuselage sheet to aircraft wing parts. The packaging industry is a major consumer of the majority of sheet and foil for making beverage cans, foil containers and foil wrapping. Sheet is also used extensively in transport for airframes, road and rail vehicles, in marine applications, including offshore platforms, and superstructures and hulls of boats and in building for roofing and siding. Plate is used for airframes, military vehicles and bridges, ships and other large vessels and as tooling plate for the production of plastic products. Foil applications outside packaging include electrical equipment, insulation for buildings and foil for heat exchangers.

The following chart illustrates expected global demand for aluminium rolled products according to CRU International Limited. The average expected growth between 2018 and 2023 for the flat rolled products market is 3.8% according to CRU.

Projected Aluminium Flat Rolled Products Demand 2018-2023 (in kt)

Flat rolled

Source: Republished under license from CRU International Ltd.

Asia Pacific includes Japan, China, India, South Korea, Australia, Middle East and other Asia. Other includes Central and South America, and Africa

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

Aluminium Extrusions and Automotive Structures Overview

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

CRU forecasts the consumption of aluminium extruded products will grow on an annual basis for the tenth consecutive year in 2019, at approximately 1.7%. Demand will once again be driven by the two main end use markets of transportation and construction. CRU expects 33% of the demand will come from transportation, 28% will come from construction, and the remainder will be accounted for by the electrical and consumer durable markets.

One segment that increasingly relies on aluminium extrusions is the automotive structures segment. In an automotive structure, a series of aluminium extrusions are consolidated into a system for specific automotive applications. Due to the unique combination of strength and weight, aluminium extrusions are increasingly favored in this segment.

Our Key End-markets

We have a significant presence in (i) the can sheet and packaging end-markets, which have proved to be relatively stable and historically recession-resilient, (ii) the automotive and the aerospace end-markets, which are driven by global demand trends, and (iii) a number of niche specialty end markets including transportation (trucks, rail, space), industry, defense and bright products which diversify our exposure to economic trends.

Rigid Packaging

Aluminium beverage cans represented approximately 16% of the total European aluminium flat rolled demand by volume and 33% of total U.S. and Canada aluminium flat rolled demand in 2018. According to CRU, aluminium demand for the canstock market in Europe and North America is expected to grow by 2.4% and 0.2% per year between 2018 and 2023, respectively.

Aluminium is a preferred material for beverage packaging as it allows drinks to chill faster, can be stacked for transportation and storage more densely than competing formats (such as glass bottles), is highly formable for unique or differentiated branding, and offers the environmental advantage of easy, cost- and energy-efficient recycling. As a result of these benefits, aluminium is displacing glass as the preferred packaging material in certain markets, such as beer. In Europe, aluminium is replacing steel as the standard for beverage cans. Between 2002 and 2016, we believe that aluminium’s penetration of the European canstock market versus tinplate increased from 58% to 85%. In the United States, we believe aluminium’s penetration has been at 100% for many years. In addition, we are benefiting from increased consumption in Eastern Europe and Mexico and growth in high margin products such as the specialty cans used for energy drinks.

Total European Rolled Products Consumption Can Stock (Kt)	Total North American Rolled Products Consumption Can Stock (Kt)

Source: Republished under license from CRU International Ltd., Aluminium Rolled Products Market Outlook November 2018	Source: Republished under license from CRU International Ltd., Aluminium Products Market Outlook November 2018

In addition, demand for can sheet has been highly resilient across economic cycles. Between 2007 and 2009, during the economic crisis, European Can Body Stock volumes decreased by less than 9% as compared to a 24% decline for total European flat rolled products volumes.

U.S. and Europe Metal Beverage

Can Consumption

Source: Republished under license from Global Data

Automotive

We supply the automotive sector with rolled products out of our Packaging & Automotive Rolled Products operating segment and extruded and fabricated products out of our Automotive Structures & Industry operating segment.

In our view, the main drivers of automotive sales are overall economic growth, credit availability, consumer prices and consumer confidence. According to CRU, global vehicle production is expected to grow by approximately 2.4% per annum from 2018 to 2023.

Vehicle Production

Source: Republished under license from CRU International Ltd.

Industrial & Economic Outlook December 2018

Note: Represents both car and commercial vehicle production, including light trucks, heavy trucks and, except in the U.S. and Canada, coaches

Within the automotive sector, the demand for aluminium has been increasing faster than the underlying demand for light vehicles due to recent growth in the use of aluminium products in automotive applications. We believe the main reasons for this are aluminium’s high strength-to-weight ratio in comparison to steel and a need for increased energy efficiency. This lightweighting facilitates better fuel economy and improved emissions performance. As a result, manufacturers are seeking additional applications where aluminium can be used in place of steel and an increased number of cars are being manufactured with aluminium panels and CMS.

We believe that the vehicle lightweighting trend will continue as increasingly stringent EU and U.S. regulations relating to reductions in carbon emissions, will force the automotive industry to increase its use of aluminium to “lightweight” vehicles. In Europe, European Union legislation has set mandatory emission reduction targets for new cars such that by 2021, the fleet average to be achieved by all new cars is 95 grams of CO2 emissions per kilometer compared to an average target of 130g/km in 2015. In the United States, we expect that U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as fluctuating fuel prices, will continue to drive aluminium demand in the automotive industry.

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

According to the CRU, the consumption of ABS between 2018 and 2023 will grow 10% per annum in Europe, 11% per annum in North America and 27% per annum in China.

Automotive Body Sheet Flat Rolled Products Consumption (kt)

Source: Republished under license from CRU International Ltd., Aluminium Rolled Products Market Outlook November 2018

We believe that Constellium is one of only a limited number of companies that is able to produce the quality and quantity required by car manufacturers for both flat rolled products and automotive structures, and that we are therefore well positioned to take advantage of these market trends. Our automotive products are predominantly used in premium models, light trucks and sport utility vehicles manufactured by the European and North American OEMs, which have experienced strong customer demand. In addition, due to the increasing mandatory emission reduction targets we expect more conversion to aluminium solutions among high volume car platforms which enhances the long-term growth prospects for our automotive products given our strong established relationships with the major car manufacturers.

Aerospace

Demand for aerospace plates is primarily driven by the build rate of aircraft, which we believe will be supported for the foreseeable future by (i) necessary replacement of aging fleets by airline operators, particularly in the United States and Western Europe, and (ii) increasing global passenger air traffic (the aerospace industry publication The Airline Monitor estimates that global revenue passenger miles will grow at a compound annual growth rate (“CAGR”) of approximately 5% from 2018 to 2024). In 2018, Boeing and Airbus predicted respectively approximately 42,730 and 37,400 new aircraft over the next 20 years across all categories of large commercial aircraft. Boeing estimates that between 2018 and 2037, 37% of sales of new airplanes will be to Asia Pacific, 40% to Europe and North America and the remaining 23% delivered to the Middle East, Latin America, the Commonwealth of Independent States and Africa. Demand for aluminium aerospace plates is also influenced by alternative materials becoming more mature in the aerospace market (e.g., composites). According to CRU, aluminium demand for the aerospace rolled products markets in North America and Europe is expected to grow by 3.6% per year between 2018 and 2023.

World’s Commercial Aircraft Fleet (thousands)	Fleet Development Driven by Passenger Demand and Aging Fleet (units)

Source: Boeing 2018 current market outlook	Source: Boeing 2018 current market outlook

Aerospace Flat Rolled Products Consumption (kt)

Source: Republished under license from CRU International Ltd., Aluminium Rolled Products Market Outlook November 2018

Our Business Operations

Our business model is to add value by converting aluminium into semi-fabricated products. It is our policy not to speculate on metal price movements.

Managing Our Metal Price Exposure

For all contracts, we seek to minimize the impact of aluminium price fluctuations in order to protect our cash flows against variations in the LME price and regional premiums that we buy and sell, with the following methods:

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

Where possible, we align premium formulas in order to pass through the vast majority of our premium exposure to our customers, and in certain instances we enter into over-the-counter hedge instruments with third-parties to mitigate our exposure. We seek to apply the same policy and methods to minimize the impact of geographical premium price fluctuations that we do for the LME aluminium price variations.

Sales and Marketing

Our sales force is based in Europe (France, Germany, Czech Republic, United Kingdom, Switzerland and Italy), the United States and Asia (Tokyo, Shanghai, and Seoul). We serve our customers either directly or through distributors.

Raw Materials and Supplies

Approximately 72% of our rolling slab demand is produced in our own internal casthouses. In addition, our external metal supply is secured through long-term contracts with several upstream companies, remelters and metal traders. All of our top 10 metal suppliers have been long-standing suppliers to our plants (in many cases for more than 10 years) and, in aggregate, accounted for approximately 55% of our total raw material and consumable expense for the year ended December 31, 2018. We typically enter into multi-year contracts with these metal suppliers pursuant to which we purchase various types of metal, including:

•	Primary metal from smelters or metal traders in the form of ingots, rolling slabs or extrusion billets.

•	Remelted metal in the form of rolling slabs or extrusion billets from external casthouses, as an addition to our own internal casthouses.

•	Production scrap from customers and scrap traders.

•	End-of-life scrap (e.g., used beverage cans) from customers, collectors and scrap traders.

•	Specific alloying elements and primary ingots from producers and metal traders.

Our operations use natural gas and electricity, which represents the third largest component of our cost of sales, after metal and labor costs. We purchase natural gas and electricity from the market and typically secure a large part of our natural gas and electricity needs pursuant to fixed-price commitments. To reduce the risks associated with our natural gas and electricity requirements, we use financial futures or forward contracts with our suppliers to fix the price of energy costs. Furthermore, in our longer-term sales contracts, we try to include indexation clauses on energy prices. Where possible we try to pass natural gas and electricity prices through to our long term contract customers through indexation clauses.

Our Customers

Our customer base includes some of the largest leading manufacturers in the packaging, aerospace and automotive end-markets. We have a relatively diverse customer base with our 10 largest customers representing approximately 49% of our revenue for year ended December 31, 2018. We generally have long-term relationships with our significant customers, many of which span decades.

Generally, we have three- to five-year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and five- to seven-year terms in our “life of a car platform/car model” contracts with our automotive customers. For the year ended December 31, 2018, we estimate that approximately 70% of our volumes were generated under multi-year contracts. This provides us with significant visibility into our future volumes and earnings.

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

Competition

The worldwide rolled and extruded aluminium industry is highly competitive and we expect this dynamic to continue for the foreseeable future. We believe the most important competitive factors in our industry are: product quality, price, timeliness of delivery and customer service, geographic coverage and product innovation. Aluminium competes with other materials such as steel, plastic, composite materials and glass for various applications. Our key competitors in our Packaging & Automotive Rolled Products operating segment are Novelis Inc., Norsk Hydro ASA, Alcoa Corporation, Arconic Inc. and Tri-Arrows Aluminum Inc. Our key competitors in our Aerospace & Transportation operating segment are Arconic Inc., Aleris International, Inc., Kaiser Aluminum Corp., Austria Metall AG, and Universal Alloy Corporation. Our key competitors in our Automotive Structures & Industry operating segment are Norsk Hydro ASA, Sankyo Tateyama, Inc., Eural Gnutti S.p.A., Gestamp, Otto Fuchs KG, Impol Aluminium Corp., Benteler International AG, Whitehall Industries, and Metra Aluminum.

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

Research and Development (“R&D”)

We believe that our research and development capabilities coupled with our integrated, longstanding customer relationships create a distinctive competitive advantage versus our competition. Our three R&D centers are based inVoreppe, France, Plymouth, Michigan, and Brunel University, London.

Our R&D center based in Voreppe, France provides services and support to all of our facilities, focusing on product and process development, providing technical assistance to our plants and working with our customers to develop new products. In developing new products, we focus on increased performance that aims to lower the total cost of ownership for the end users of our products, for example, by developing materials that decrease maintenance costs of aircraft or increase fuel efficiency in cars.Within the Voreppe facility, we also work on the development, improvement, and testing of processes used in our plants such as melting, casting, rolling, extruding, finishing and recycling. We also develop and test technologies used by our customers, such as friction stir welding, and provide technological support to our customers.

The key contributors to our success in establishing our R&D capabilities include:

•

Close interaction with key customers, including through formal partnerships or joint development teams—examples include Strongalex®, Formalex® and Surfalex®, which were developed with automotive customers (mainly Daimler and Audi) and the Fusion bottle, a draw and wall iron technology created in partnership with Ball Corporation.

•

Technologically advanced equipment—for example, full-size casthouse for rapid prototyping of new Airware® low density alloys, innovative joining technologies for aerospace alloys (friction stir welding), forming technologies for automotive body sheets.

•

Long-term partnerships with universities worldwide—Michigan University in the U.S., Stuttgart University in Germany or Manchester University in the United Kingdom—generate significant innovation opportunities and foster new ideas.

Our R&D center located in Plymouth, Michigan opened in 2016 in order to improve our support to North American customers.

Additionally, in the Constellium University Technology Center inaugurated in 2016 at Brunel University London, a dedicated team of R&D engineers and project managers translate technology from the lab to new customer programs and to our plants for production. The facility features industrial scale casting and extrusion equipment, forming technology and extensive joining methods, enabling us to leverage on our proprietary alloys and strong manufacturing innovation capabilities to develop engineered solutions adapted to customer needs, and accelerate time to market.

As of December 31, 2018, the research and development center in Voreppe employed 248 employees, of which 199 are scientists and technicians. The research and development center in Plymouth employed 8 employees. We invested €40 million in R&D in the year ended December 31, 2018, €36 million in R&D in the year ended December 31, 2017 and €31 million in R&D in the year ended December 31, 2016.

Trademarks, Patents, Licenses and IT

We actively review intellectual property arising from our operations and our research and development activities and, when appropriate, apply for patents in the appropriate jurisdictions. We currently hold approximately 200 active patent families and regularly apply for new ones. While these patents and patent applications are important to the business on an aggregate basis, we do not believe any single patent family or patent application is critical to the business.

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

(v) business travel and personal accident; (vi) construction all risk; (vii) automobile liability; (viii) trade credit; (ix) Cyber risk; (x) Workers Compensation in the U.S.; and (xi) other specific coverages for executive and special risks.

We believe that our insurance coverage terms and conditions are customary for a business such as Constellium and are sufficient to protect us against catastrophic losses.

We also purchase and maintain insurance on behalf of our directors and officers.

Governmental Regulations and Environmental, Health and Safety Matters

Our operations are subject to a number of international, national, state and local regulations relating to the protection of the environment and to workplace health and safety. Our operations involve the use, handling, storage, transportation and disposal of hazardous substances, and accordingly we are subject to extensive federal, state and local laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. In addition, prior operations at certain of our properties have resulted in contamination of soil and groundwater which we are required to investigate and remediate pursuant to applicable environmental, health and safety (“EHS”) laws and regulations. Environmental compliance at our key facilities is supervised by the Direction Régionale de l’Environnement de l’Aménagement et du Logement in France, the Umweltbundesamt in Germany, the Service de la Protection de l’Environnement du Canton du Valais in Switzerland, the United States Environmental Protection Agency, West Virginia Department of Environmental Protection, the Alabama Department of the Environmental Management and the Kentucky Department for Environmental Protection in the United States, the Regional Authority of the Usti Region in the Czech Republic, the Slovenká Insvpekcia zvivotného prostredia in Slovakia, Secretaria de Medio Ambiente y Recursos Naturales in Mexico and the Environmental Monitoring Agency in China. Violations of EHS laws and regulations, and remediation obligations arising under such laws and regulations, may result in restrictions being imposed on our operating activities as well as fines, penalties, damages or other costs. Accordingly, we have implemented EHS policies and procedures to protect the environment and ensure compliance with these laws, and incorporate EHS considerations into our planning for new projects. We perform regular risk assessments and EHS reviews. We closely and systematically monitor and manage situations of noncompliance with EHS laws and regulations and cooperate with authorities to redress any noncompliance issues. We believe that we have made adequate reserves with respect to our remediation and compliance obligations. Nevertheless, new regulations or other unforeseen increases in the number of our non-compliant situations may impose costs on us that may have a material adverse effect on our financial condition, results of operations or liquidity.

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

Additionally, some of the chemicals we use in our fabrication processes are subject to REACH in the EU. Under REACH, we are required to register some of the substances contained in our products with the European Chemicals Agency, and this process could cause significant delays or costs. We are currently compliant with REACH, and expect to stay in compliance, but if the nature of the regulation changes in the future, or if the perimeter of REACH is changing (e.g. Brexit) or if substances we use currently in our process, considered as Substances of Very High Concern, fall under need of authorization for use, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Future noncompliance could also subject us to significant fines or other civil and criminal penalties. Obtaining regulatory approvals for chemical products used in our facilities is an important part of our operations.

We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate close down and environmental remediation costs provisions at December 31, 2018 were €83 million. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.

We have incurred, and in the future will continue to incur, operating expenses related to environmental compliance. As part of the general capital expenditure plan, we expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts as energy consumption, air emissions, water releases, waste streams optimization.

Litigation and Legal Proceedings

The Company is involved, and may become involved, in various lawsuits, claims and proceedings relating to customer claims, product liability, and other commercial matters. The Company records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised are or can be highly complex and subject to significant uncertainties and amounts claimed are and can be substantial. As a result, the probability of loss and an estimation of damages are and can be difficult to ascertain. The Company is currently subject to an arbitration by a customer claiming that Constellium supplied defective products as a result of which the customer alleges it has suffered significant damages. The Company considers that the claim is without merit on both technical and legal grounds and is vigorously defending the action. For this matter and in respect of others which the Company considers are without merit, while it is possible that an unfavorable outcome may result, after assessing the information available, the Company has concluded that it is not probable that a loss has been incurred. From time to time, asbestos-related claims are also filed against us, relating to historic asbestos exposure in our production process. We have made reserves for potential occupational disease claims for a total of €4 million as of December 31, 2018. It is not anticipated that any of our currently pending litigation and proceedings will have a material effect on the future results of the Company.

C.	Organizational Structure

The following diagram reflects our simplified corporate legal entity structure as of January 31, 2019. Percentages reflect ownership interest where ownership interest is less than 100%. The country listed for each legal entity below depicts such entity’s jurisdiction of incorporation.

D.	Property, Plants and Equipment

At December 31, 2018, we operated 26 manufacturing facilities serving both global and local customers, two R&D centers, one in Europe and one in the United States, and one university technology center in London. In addition, we are building new facilities in Vigo, Spain, Zilina, Slovakia and Nanjing, China. Among our production sites, we have seven major facilities (Muscle Shoals, Neuf-Brisach, Issoire, Ravenswood, Singen, Déčín and Sierre) catering to the needs of our Aerospace & Transportation, Packaging & Automotive Rolled Products and Automotive Structures & Industry operating segments:

•

The Muscle Shoals, Alabama facility operates one of the largest and most efficient can reclamation facilities in the world. In addition, the facility utilizes multi-station electromagnetic casting, houses the widest hot line in North America and has the fastest can end stock coating line in the world. Production capabilities include body stock, tab stock, and end stock. In addition, we have started producing automotive cold coils for body sheet. We have invested approximately €60 million in the facility in the year ended December 31, 2017 and €44 million in the facility for the year ended December 31, 2018.

•

The Neuf-Brisach, France facility is an integrated aluminium rolling, finishing and recycling facility in Europe. Our investments in a can body stock slitter and recycling furnace has enabled us to secure long-term can stock contracts. Additionally, our latest investment in a new state-of-the-art automotive finishing line has further strengthened the plant’s position as a significant supplier of aluminium Auto Body Sheet in the automotive market. We invested €37 million in the facility in the year ended December 31, 2017 and €32 million in the facility in the year ended December 31, 2018.

•

The Issoire, France facility is one of the world’s two leading aerospace plate mills based on volumes. The plant operates two Airware® industrial casthouses and currently uses recycling capabilities to take back scrap along the entire fabrication chain. Issoire works as an integrated platform with Ravenswood, West Virginia and Sierre, Switzerland, providing a significant competitive advantage for us as a global supplier to the aerospace industry. We invested €36 million in the facility in the year ended December 31, 2017 and €32 million in the facility in the year ended December 31, 2018.

•

The Ravenswood, West Virginia facility has significant assets for producing aerospace plates and is a recognized supplier to the defense industry. The facility has stretchers and wide-coil capabilities that make it one of the few facilities in the world capable of producing plates of a size needed for the largest commercial airplanes. We invested approximately €28 million in the year ended December 31, 2017 and €28 million for the year ended December 31, 2018 on significant equipment upgrades.

•

The Singen, Germany rolling plant has more than 100 years’ experience, industry leading cycle times and high-grade cold mills with special surfaces capabilities to serve automotive and other markets. The extrusion part has one of the largest extrusion presses in Europe as well as advanced and highly productive integrated automotive bumper manufacturing lines. A dedicated unit allows the production of crash management applications, battery enclosures for electric vehicles as well as other automotive structural parts ready for the OEM assembly lines. We invested €36 million in the facility in the year ended December 31, 2017 and €45 million in the facility in the year ended December 31, 2018.

•

The Děčín, Czech Republic facility is a large extrusion facility, mainly focusing on hard alloy extrusions for automotive and industrial applications, with significant recycling capabilities. It is located near the German border, strategically positioning it to supply the German, Czech and French Tier1s and OEMs. Its integrated casthouse allows it to offer high value-add customized hard alloys to our customers. We invested €16 million in the facility in the year ended December 31, 2017 and €21 million in the facility in the year ended December 31, 2018.

•

The Sierre, Switzerland facility is dedicated to precision plates for general engineering, aerospace plates and slabs and is a leading supplier of extruded products for high-speed train railway manufacturers and a wide range of applications. The Sierre facility includes the Steg casthouse that produces automotive, general engineering and aerospace slabs and the Chippis casthouse that has the capacity to produce non-standard billets for a wide range of extrusions. Its qualification as an aerospace plate and slabs plant increases our aerospace production capabilities. We invested €14 million in the facility in the year ended December 31, 2017 and €12 million in the facility in the year ended December 31, 2018.

Our current production facilities are listed below by operating segment:

Operating Segment(1)	Location	Country	Owned/ Leased
Packaging & Automotive Rolled Products	Biesheim, Neuf-Brisach	France	Owned
Packaging & Automotive Rolled Products	Singen	Germany	Owned
Packaging & Automotive Rolled Products	Muscle Shoals, AL	United States	Owned
Aerospace & Transportation	Ravenswood, WV	United States	Owned
Aerospace & Transportation	Issoire	France	Owned
Aerospace & Transportation	Montreuil-Juigné	France	Owned
Aerospace & Transportation	Ussel	France	Owned
Aerospace & Transportation	Steg	Switzerland	Owned
Aerospace & Transportation	Sierre	Switzerland	Owned
Automotive Structures & Industry	Van Buren, MI	United States	Leased
Automotive Structures & Industry	Changchun, Jilin Province (JV)	China	Leased
Automotive Structures & Industry	Děčín	Czech Republic	Owned
Automotive Structures & Industry	Nuits-Saint-Georges	France	Owned
Automotive Structures & Industry	Burg	Germany	Owned
Automotive Structures & Industry	Crailsheim	Germany	Owned

Operating Segment(1)	Location	Country	Owned/ Leased
Automotive Structures & Industry	Neckarsulm	Germany	Owned
Automotive Structures & Industry	Gottmadingen	Germany	Owned
Automotive Structures & Industry	Landau/Pfalz	Germany	Owned
Automotive Structures & Industry	Singen	Germany	Owned
Automotive Structures & Industry	Levice	Slovakia	Owned
Automotive Structures & Industry	Chippis	Switzerland	Owned
Automotive Structures & Industry	Sierre	Switzerland	Owned
Automotive Structures & Industry	White, GA	United States	Leased
Automotive Structures & Industry	Lakeshore, Ontario (JV)(2)	Canada	Leased
Automotive Structures & Industry	San Luis Potosi	Mexico	Leased

(1)

For our Packaging & Automotive Rolled Products operating segment, this table does not include our Joint Venture in Bowling Green, Kentucky, USA, with UACJ Corporation, which is 51% owned by Constellium as of December 31, 2018 and accounted for under the equity method. On January 10, 2019, Constellium acquired the remaining 49% of the equity in the joint venture.

(2)	Constellium Joint Venture with Can Art Aluminum Extrusion Inc.

The production capacity and utilization rate for our main plants are listed below as of December 31, 2018:

Plant	Capacity	Utilization Rate
Neuf-Brisach	450 kt	95-100%
Muscle Shoals	500-550 kt	75%
Issoire	110 kt	90%
Ravenswood	175 kt	90-95%
Děčín	92 kt	84%
Singen	290-310 kt	85-90%
Sierre	70-75 kt	50%

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis is based principally on our audited Consolidated Financial Statements as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 included elsewhere in this Annual Report and is provided to supplement the audited Consolidated Financial Statements and the related notes to help provide an understanding of our financial condition, changes in financial condition, results of our operations, and liquidity. The following discussion is to be read in conjunction with Selected Financial Data and our audited Consolidated Financial Statements and the notes thereto, included elsewhere in this Annual Report.

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

Company Overview

We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. As of December 31, 2018, we had approximately 13,000 employees, 26 production facilities (including the Bowling Green facility, which is operated through our joint venture with UACJ), three administrative centers, and three R&D centers.

Our Operating Segments

We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into three segments to better serve our customer base.

Packaging & Automotive Rolled Products Segment

Our Packaging & Automotive Rolled Products segment produces aluminium sheet and coils. Approximately 77% of segment volume for the year ended December 31, 2018 was packaging rolled products, which primarily includes beverage and food can stock as well as closure stock and foil stock. Approximately 19% of the segment volume for this period was automotive rolled products and the balance of the segment volume was specialty and other thin-rolled products. Our Packaging & Automotive Rolled Products segment accounted for 54% of revenue and 49%4 of Adjusted EBITDA for the year ended December 31, 2018.

Aerospace & Transportation Segment

Our Aerospace & Transportation segment has market leadership positions in technologically advanced aluminium and specialty materials products with applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products, including plate and sheet. Approximately 45% of the segment volume for the year ended December 31, 2018 was aerospace rolled products and approximately 55% was transportation industry and other rolled products. Our Aerospace & Transportation segment accounted for 23% of revenue and 31%4 of Adjusted EBITDA for the year ended December 31, 2018.

Automotive Structures & Industry Segment

Our Automotive Structures & Industry segment produces technologically advanced structures for the automotive industry, (including crash management systems, side impact beams and cockpit carriers), soft and hard alloy extrusions and large extruded profiles for automotive, railroad, energy, building and industrial applications. Approximately 46% of the segment volume for the year ended December 31, 2018 was automotive extruded products and approximately 54% was other extruded products. Our Automotive Structures & Industry segment accounted for 23% of revenue and 25%4 of Adjusted EBITDA for the year ended December 31, 2018.

Discontinued Operations and Disposals

In July 2018, we completed the sale of the North Building Assets of our Sierre plant in Switzerland, which have been leased to and operated by Novelis since 2005. We contributed the plant’s shared infrastructure to a 50-

[4]	The difference between the sum of reported segment Adjusted EBITDA and the Company’s Adjusted EBITDA is related to Holdings and Corporate.

50 joint venture with Novelis in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement. The total purchase price for the transactions amounted to €200 million and generated a €190 million net gain. We continue to own and operate our cast houses, plate and extrusion manufacturing plants and other manufacturing assets at Sierre. As part of this agreement, we also entered into long-term production and metal supply agreements with Novelis.

In 2015, we decided to dispose of our plant in Carquefou (France) which was part of our A&T operating segment and it was classified as held for sale at December 31, 2015, accordingly. An €8 million charge was recorded upon the write-down of the related assets to their net realizable value. The sale was completed in February 2016 and no gain was recognized upon disposal.

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

Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that our portfolio is relatively resilient to these economic cycles in each of our three main end-markets of packaging, aerospace and automotive:

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

•

We believe that the aerospace industry is currently insulated from economic cycles by a combination of growth drivers. These drivers include increasing passenger traffic and the fleet replacement towards newer and more fuel efficient aircrafts. These factors have materialized in the form of historically high backlogs for the aircraft manufacturers. The combined order backlog for Boeing and Airbus represents approximately eight-to nine-years of manufacturing at current build rates.

•

Although the automotive industry is a cyclical industry, its demand for aluminium has been increasing in recent years. This has been triggered by a light-weighting trend for new car models and electric vehicles, which drives substitution of heavier metals in favor of aluminium.

Aluminium Consumption

The aluminium industry is cyclical and is affected by global economic conditions, industry competition and product development. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, aerospace and automotive. Aluminium is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminium is also unique in that it recycles repeatedly without any material decline in performance or quality. The recycling of aluminium delivers energy and capital investment savings relative to the cost of producing both primary aluminium and many other competing materials. Due to these qualities, the penetration of aluminium into a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, greater purchasing power and increasing focus on sustainability and environmental issues, globally.

Aluminium Prices

Aluminium prices are determined by worldwide forces of supply and demand and, as a result they are volatile. The average LME transaction price, Midwest Premium and Rotterdam Premium per ton of primary aluminium in the years ended December 31, 2018, 2017 and 2016 are presented below:

Average quarterly LME per ton using U.S. dollar prices converted to Euros using the applicable European Central Bank rates:

(Euros/ton)	2018	2017	2016
First Quarter	1,757	1,737	1,374
Second Quarter	1,896	1,736	1,393
Third Quarter	1,769	1,714	1,451
Fourth Quarter	1,726	1,786	1,588
Average for the year	1,786	1,743	1,452

Average quarterly Midwest Premium per ton using U.S. dollar prices converted to Euros using the applicable European Central Bank rates:

(Euros/ton)	2018	2017	2016
First Quarter	246	198	173
Second Quarter	404	180	153
Third Quarter	390	144	125
Fourth Quarter	376	176	154
Average for the year	354	175	151

Average quarterly Rotterdam Premium per ton using U.S. dollar prices converted to Euros using the applicable European Central Bank rates:

(Euros/ton)	2018	2017	2016
First Quarter	134	137	133
Second Quarter	170	131	117
Third Quarter	135	120	107
Fourth Quarter	116	135	121
Average for the year	139	131	119

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

Volumes

The profitability of our businesses is determined, in part, by the volume of tons processed and sold. Increased production volumes will generally result in lower per unit costs, while higher sold volumes will generally result in additional revenue and associated margins.

Personnel Costs

Our operations are labor intensive and, as a result, our personnel costs represent 17%, 18% and 20% of our cost of sales, selling and administrative expenses and R&D expenses for the years ended December 31, 2018, 2017, and 2016, respectively.

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

Currency

We are a global company with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, Mexico, Canada and China, as of December 31, 2018. As a result, our revenue and earnings have exposure to a number of currencies, primarily the euro, the U.S. dollar and the Swiss Franc. As our presentation currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro impacts our results of operations.

We engage in significant hedging activity to attempt to mitigate the effects of foreign transaction currency fluctuations on our profitability. Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. In Europe, a portion of our revenue are denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies. Where we have multiple-year sale agreements for the sale of fabricated metal products in U.S. dollars by euro-functional currency entities, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in “Other gains/(losses)—net”.

Results	of Operations

Results of Operations for the years ended December 31, 2018 and 2017

	For the year ended December 31,
	2018		2017
	(€ in millions and as a % of revenue)
		%		%
Revenue	5,686	100%	5,237	100%
Cost of sales	(5,148)	91%	(4,682)	89%

Gross profit	538	9%	555	11%

Selling and administrative expenses	(247)	4%	(247)	5%
Research and development expenses	(40)	1%	(36)	1%
Restructuring costs	(1)	—	(4)	—
Other gains net	154	3%	70	1%

Income from operations	404	7%	338	6%
Finance costs, net	(149)	3%	(260)	5%
Share of loss of joint ventures	(33)	1%	(29)	1%

Income before income taxes	222	4%	49	1%
Income tax expense	(32)	1%	(80)	2%

Net income / (loss)	190	3%	(31)	1%

Shipment volumes (in kt)	1,534	n/a	1,482	n/a
Revenue per ton (€ per ton)	3,707	n/a	3,534	n/a

Revenue

Revenue increased by 9% or €449 million to €5,686 million for the year ended December 31, 2018, from €5,237 million for the year ended December 31, 2017. This increase reflects a 3% increase in shipments and higher average revenue per ton.

Sales volumes increased by 3%, or 52 kt, to 1,534 kt for the year ended December 31, 2018 compared to 1,482 kt for the year ended December 31, 2017. This increase is driven by higher shipment volumes across all of our three segments.

Average sales prices increased by €173 per ton, or 5%, from €3,534 to €3,707, mainly attributable to the year-over-year increase in aluminium market prices, coupled with the rise in regional premium primarily in North America.

Our revenue is discussed in more detail in the “Segment Results” section.

Cost of Sales

Cost of sales increased by 10%, or €466 million, to €5,148 million for the year ended December 31, 2018, from €4,682 million for the year ended December 31, 2017. This increase in cost of sales was primarily driven by an increase of €364 million, or 11%, in the total cost of raw material and consumables used primarily as a result of higher LME prices and regional premiums, compared to the prior year, a €24 million increase in depreciation, a €17 million increase in labor costs and a €19 million increase in freight out costs.

Selling and Administrative Expenses

Selling and administrative expenses were stable and amounted to €247 million for the years ended December 31, 2018 and December 31, 2017.

Research and Development Expenses

Research and development expenses increased by 11% or €4 million, to €40 million for the year ended December 31, 2018, from €36 million for the year ended December 31, 2017. Research and development expenses are presented net of €10 million and €11 million of research and development tax credits received in France for the years ended December 31, 2018 and 2017, respectively. Research and development expenses, excluding tax credits received were €18 million, €21 million, and €11 million for the P&ARP, A&T, and AS&I segments, respectively, in the year ended December 31, 2018.

Restructuring Costs

In the year ended December 31, 2018, restructuring costs amounted to €1 million and were primarily related to our restructuring activities of German operations. Restructuring costs amounted to €4 million in the year ended December 31, 2017, and were primarily incurred in connection with restructuring activities at our German and Swiss operations.

Other Gains, net

	For the year ended December 31,
	2018	2017
(€ in millions)
Realized gains on derivatives	14	—
Unrealized (losses)/gains on derivatives at fair value through profit and loss—net	(84)	57
Unrealized exchange (losses) from the remeasurement of monetary assets and liabilities—net	—	(4)
Gains on pension plan amendments	36	20
Gains /(losses) on disposal	186	(3)
Other—net	2	—

Total other gains, net	154	70

Other gains—net were €154 million for the year ended December 31, 2018 compared to Other gains—net of €70 million for the year ended December 31, 2017. Realized gains recognized upon the settlement of derivative instruments amounted to €14 million and €0 million in the years ended December 31, 2018 and 2017, respectively. Of these, realized gains on metal derivatives were €7 million and €16 million for the year ended December 31, 2018 and 2017 respectively and realized gains on foreign exchange derivatives were €7 million in the years ended December 31, 2018 compared to realized losses of €16 million in the year ended December 31, 2017.

Unrealized losses on derivative instruments amounted to €84 million in the year ended December 31, 2018 and were primarily comprised of €1 million of losses related to foreign exchange derivatives and €83 million of losses related to metal derivatives. Unrealized gains on derivative instruments amounted to €57 million in the year ended December 31, 2017 and were primarily comprised of €16 million of gains related to foreign exchange derivatives and €41 million of gains related to metal derivatives.

In the year ended December 31, 2018, we recognized a €36 million net gain relating to an OPEB plan amendment in the United States. In the year ended December 31, 2017, we recognized a €20 million net gain relating to benefit plan amendments in Switzerland and in the United States.

Gains on disposal recognized in the year ended December 31, 2018 primarily related to the sale of North Building Assets of our Sierre plant in Switzerland. Losses on disposal recognized in the year ended December 31, 2017 primarily related to the write-off of abandoned development projects in the A&T segment.

Finance Costs, net

Finance costs, net decreased by €111 million, to €149 million for the year ended December 31, 2018, from €260 million for the year ended December 31, 2017. This decrease primarily reflects benefits of lower interest rates from the refinancing transactions of 2017 for €29 million and €91 million of net loss on settlement of debt incurred in February 2017 and November 2017 in connection with these refinancing transactions.

In the year ended December 31, 2018, foreign exchange net losses from the revaluation of the portion of our U.S. dollar-denominated debt held by Euro functional currency entities amounted to €22 million and were offset by gains on derivative instruments entered into to hedge this exposure. In the year ended December 31, 2017, foreign exchange net gains from the revaluation of the portion of our U.S. dollar-denominated debt held by Euro functional currency entities amounted to €91 million and were largely offset by losses on derivative instruments entered into to hedge this exposure.

Share of loss of joint-ventures

Our share of loss of joint-ventures for the year ended December 31, 2018 amounted to €33 million compared to €29 million for the year ended December 31, 2017 and is comprised primarily of our share in the net results of Constellium-UACJ ABS LLC, which is accounted for under the equity method. On January 10, 2019, we acquired the 49% of Constellium-UACJ ABS LLC that we did not previously own and as result we are expecting to consolidate this entity in our financial statements in fiscal year 2019. See note 33 to our audited consolidated financial statements.

Income Tax

Income tax was an expense of €32 million for the year ended December 31, 2018 compared to an income tax expense of €80 million for the year ended December 31, 2017.

Our effective tax rate represented 14% of our income before income tax for the year ended December 31, 2018 and 163% of our income before tax for the year ended December 31, 2017. This change in our effective tax rate primarily reflects a decrease in the composite statutory tax rate applicable by tax jurisdiction (the “blended tax rate”), from 32% in 2017 to 24% in 2018 and the impact of significant reconciling items in both years.

Our blended tax rate decreased by approximately 8 percentage points in the year ended December 31, 2018 compared to the year ended December 31, 2017 primarily as a result of the sale of the North Building in Sierre plant in Switzerland.

The change in our blended rate mainly results from changes in the geographical mix of our pre-tax results, the decrease of the U.S. tax rate from 40% in 2017 to 26% in 2018 and decrease in the tax rate in France from 39.2% in 2017 to 34.4% for fiscal year 2018.

The effective tax rate for the year ended December 31, 2018 applies to €222 million of pre-tax income and is lower than our blended statutory tax rate primarily as a result of the favorable effect of the use of previously unrecognized tax losses carried forward in Switzerland offsetting the significant taxable profit generated by the sale of the North Building in Sierre plant and the termination of the existing lease agreement.

The effective tax rate for the year ended December 31, 2017 applies to €49 million of pre-tax income and is significantly higher than our projected blended statutory tax rate primarily as a result of the unfavorable effect of unrecognized tax benefits for losses in jurisdictions where we believe it is more likely than not that we will not be able to utilize those losses and a €16 million unfavorable impact from the U.S. tax reform on deferred taxes.

Net Income / loss

As a result of the above factors, we recognized a net income of €190 million, in the year ended December 31, 2018 compared to a net loss of €31 million in the year ended December 31, 2017.

Results of Operations for the years ended December 31, 2017 and 2016

	For the year ended December 31,
	2017		2016
	(€ in millions and as a % of revenue)
		%		%
Revenue	5,237	100%	4,743	100%
Cost of sales	(4,682)	89%	(4,208)	89%

Gross profit	555	11%	535	11%

Selling and administrative expenses	(247)	5%	(253)	5%
Research and development expenses	(36)	1%	(31)	1%
Restructuring costs	(4)	—	(5)	—
Other gains net	70	1%	21	—

Income from operations	338	6%	267	6%
Finance costs, net	(260)	5%	(188)	4%
Share of loss of joint ventures	(29)	1%	(14)	—

Income before income taxes	49	1%	65	1%
Income tax expense	(80)	2%	(69)	1%

Net loss	(31)	1%	(4)	—

Shipment volumes (in kt)	1,482	n/a	1,470	n/a
Revenue per ton (€ per ton)	3,534	n/a	3,227	n/a

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

Cost of Sales

Cost of sales increased by 11%, or €474 million, to €4,682 million for the year ended December 31, 2017, from €4,208 million for the year ended December 31, 2016. This increase in cost of sales was primarily driven by an increase of €405 million, or 15%, in the total cost of raw material and consumables used primarily as a result of higher LME prices and regional premiums, compared to the prior year, a €34 million increase in labor costs and a €13 million increase in depreciation.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 2%, or €6 million, to €247 million for the year ended December 31, 2017 from €253 million for the year ended December 31, 2016, reflecting a decrease in professional fees and other non-labor expense; partially offset by an increase in labor cost primarily as a result of inflation.

Research and Development Expenses

Research and development expenses increased by 16% or €5 million, to €36 million for the year ended December 31, 2017, from €31 million for the year ended December 31, 2016. Research and development expenses are presented net of €11 million and €10 million of research and development tax credits received in France for the years ended December 31, 2017 and 2016, respectively. Research and development expenses, excluding tax credits received were €17 million, €18 million, and €12 million for the P&ARP, A&T, and AS&I segments, respectively, in the year ended December 31, 2017.

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

Finance Costs, net

Finance costs, net increased by €72 million, to €260 million for the year ended December 31, 2017, from €188 million for the year ended December 31, 2016. This increase primarily reflects €91 million of net loss on settlement of debt incurred in connection with the refinancing, in February 2017, of the $650 Wise Senior Secured Notes due 2018 and the refinancing, in November 2017, of i) our $425 million—8.750% Senior Secured Notes due 2021, ii) our $400 million—7.875% Senior Notes due 2023 and iii) our €240 million—7.875% Senior Notes due 2023. The increase from these refinancing one-off costs was partially offset by lower interest costs resulting primarily from the refinancing of the Wise Senior Secured Notes in February 2017 and to a lesser extent to the refinancing of the Wise PIK Toggle Notes in December 2016.

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

Segment Results

Segment Revenue

The following table sets forth the revenue for our operating segments for the periods presented:

	For the year ended December 31,
	2018		2017		2016
	(millions of € and as a % of revenue)
P&ARP	3,059	54%	2,812	54%	2,498	52%
A&T	1,389	23%	1,335	25%	1,302	27%
AS&I	1,290	23%	1,123	21%	1,002	21%
Holdings and Corporate	10	0%	13	0%	(11)	0%

Inter-segment eliminations	(62)	—	(46)	—	(48)	—

Total revenue	5,686	100%	5,237	100%	4,743	100%

P&ARP. Revenue in our P&ARP segment increased by 9%, or €247 million, to €3,059 million in the year ended December 31, 2018, from €2,812 million for the year ended December 31, 2017, reflecting primarily higher shipments and revenue per ton driven by higher metal prices. P&ARP shipments were up 31 kt, reflecting a 38 kt, or 24%, increase in Automotive rolled products shipments offsetting lower shipments in Packaging rolled products. Revenue per ton increased by 6% to €2,944 per ton in the year ended December 31, 2018 from €2,789 per ton in the year ended December 31, 2017, primarily as a result of higher LME and premium prices.

Revenue in our P&ARP segment increased by 13%, or €314 million, to €2,812 million in the year ended December 31, 2017, from €2,498 million for the year ended December 31, 2016, reflecting primarily higher revenue per ton driven by higher metal prices and relatively stable shipments. P&ARP shipments were in line with the prior year with a 5kt decrease, reflecting lower shipments in Packaging rolled products partially offset by a 45kt, or 40%, increase in Automotive rolled products shipments. Revenue per ton increased by 13% to €2,789 per ton in the year ended December 31, 2017 from €2,466 per ton in the year ended December 31, 2016, primarily as a result of higher LME and premium prices.

A&T. Revenue at our A&T segment increased by €54 million, or 4% to €1,389 million in the year ended December 31, 2018 from €1,335 million in the year ended December 31, 2017, reflecting increasing shipments and higher revenue per ton driven by higher metal prices. A&T shipments increased by 3% or 8kt, reflecting a 5kt increase in Aerospace rolled products shipments and a 3kt increase in shipments in Transportation, industry and other rolled products. Revenue per ton increased by 1% to €5,646 per ton in the year ended December 31, 2018 from €5,618 per ton in the year ended December 31, 2017, primarily reflecting higher LME and premium prices, and higher volumes partially offset by foreign exchange translation.

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

AS&I. Revenue in our AS&I segment increased by 15%, or €167 million, to €1,290 million for the year ended December 31, 2018, from €1,123 million for the year ended December 31, 2017, reflecting higher shipments and higher revenue per ton driven by improved price and mix. AS&I shipments increased 6%, or 13kt, reflecting a 5% or 5kt increase in Automotive extruded products shipments and a 7% or 8kt increase in Other extruded products shipments. Revenue per ton increased by 9% to €5,181 per ton in the year ended December 31,

2018 from €4,756 per ton in the year ended December 31, 2017, reflecting higher LME and premium prices, and improved product mix.

Revenue in our AS&I segment increased by 12%, or €121 million, to €1,123 million for the year ended December 31, 2017, from €1,002 million for the year ended December 31, 2016, reflecting higher shipments and higher revenue per ton driven by higher metal price. AS&I shipments increased 9%, or 19kt, reflecting a 10% or 10kt increase in Automotive extruded products shipments and an 8% or 9kt increase in Other extruded products shipments. Revenue per ton increased by 3% to €4,756 per ton in the year ended December 31, 2017 from €4,608 per ton in the year ended December 31, 2016, reflecting higher LME and premium prices, partially offset by product mix effects.

Holdings and Corporate. Revenue in the Holdings and Corporate segment for the years ended December 31, 2018 and 2017 are primarily related to metal sales to third parties. Revenue in the Holdings and Corporate segment for the year ended December 31, 2016, include a €20 million one-time payment recorded as reduction of revenue related to renegotiation of a contract with one of Wise’s customers, partially offset by metal sales to third parties.

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

The following table shows Constellium’s consolidated Adjusted EBITDA for the years ended December 31, 2018, 2017 and 2016:

	For the year ended December 31,
	2018		2017		2016
	(millions of € and as a % of revenue)
P&ARP	243	8%	204	7%	204	8%
A&T	152	11%	146	11%	118	9%
AS&I	125	10%	120	11%	104	10%
Holdings and Corporate	(22)	n.m.	(22)	n.m.	(28)	n.m.

Total Adjusted EBITDA	498	9%	448	8%	398	8%

n.m. not meaningful

Total Adjusted EBITDA for the year ended December 31, 2018 was €498 million, which represented a €50 million, or 11% increase compared to €448 million of total Adjusted EBITDA for the year ended December 31, 2017. This increase mainly reflected improved results in each of our three business segments.

Total Adjusted EBITDA for the year ended December 31, 2017 was €448 million, which represented a €50 million, or 13% increase compared to €398 million of total Adjusted EBITDA for the year ended December 31, 2016. This increase mainly reflected improved results at our A&T and AS&I segments.

The following table presents the primary drivers for changes in Adjusted EBITDA from the year ended December 31, 2017 to the year ended December 31, 2018 for each one of our three segments:

	P&ARP	A&T	AS&I
	(millions of €)
Adjusted EBITDA for the year ended December 31, 2017	204	146	120
Volume	14	14	14
Price and product mix	17	(2)	11
Costs	7	(3)	(21)
Foreign exchange, premium and other	1	(3)	1

Adjusted EBITDA for the year ended December 31, 2018	243	152	125

The following table presents the primary drivers for changes in Adjusted EBITDA from the year ended December 31, 2016 to the year ended December 31, 2017 for each one of our three segments:

	P&ARP	A&T	AS&I
	(millions of €)
Adjusted EBITDA for the year ended December 31, 2016	204	118	104
Volume	(1)	(13)	27
Price and product mix	17	40	(12)
Costs	(11)	8	1
Foreign exchange, premium and other	(5)	(7)	—

Adjusted EBITDA for the year ended December 31, 2017	204	146	120

P&ARP. Adjusted EBITDA at our P&ARP segment was €243 million for the year ended December 31, 2018, a 19% increase from €204 million in the year ended December 31, 2017. Adjusted EBITDA per metric ton for the year ended December 31, 2018 was 16% higher at €234 for the year ended December 31, 2018 compared to €202 for the year ended December 31, 2017, reflecting primarily higher volumes and better price and mix, favorable metal costs partially offset by incremental costs from maintenance and by the ramp up of our automotive programs.

Adjusted EBITDA at our P&ARP segment was €204 million for the year ended December 31, 2017 was comparable to €204 million in the year ended December 31, 2016. Adjusted EBITDA per metric ton for the year ended December 31, 2017 was relatively stable at €202 for the year ended December 31, 2017 compared to €201 for the year ended December 31, 2016, reflecting better price and mix offset by the impact of our ABS program in the US.

A&T. Adjusted EBITDA was €152 million for the year ended December 31, 2018, an increase of 4% from the year ended December 31, 2017 and Adjusted EBITDA per metric ton increased 1% to €619 from €614 in the year ended December 31, 2017, primarily reflecting higher shipments and strong management of operating costs, partially offset by weaker price and mix.

Adjusted EBITDA was €146 million for the year ended December 31, 2017, an increase of 24% from the year ended December 31, 2016 and Adjusted EBITDA per metric ton increased 26% to €614 from €487 in the year ended December 31, 2016, primarily reflecting better price and mix and strong management of operating costs, partially offset by the impact of lower Aerospace rolled product volumes and foreign exchange and premium effects.

AS&I. Adjusted EBITDA was €125 million for the year ended December 31, 2018, a 4% increase from the same period in the prior year, reflecting higher volumes and improved price and mix partially offset by higher costs largely related to maintenance, new product launches and our footprint expansion. Adjusted EBITDA per ton decreased 2% to €502 per ton in the year ended December 31, 2018 as compared to the prior year.

Adjusted EBITDA was €120 million for the year ended December 31, 2017, a 15% increase from the same period in the prior year, reflecting higher volumes and solid cost control. Adjusted EBITDA per ton increased 6% to €510 per ton in the year ended December 31, 2017 as compared to the prior year.

Holdings and Corporate. Our Holdings and Corporate segment generated Adjusted EBITDA losses of €22 million, €22 million and €28 million in the year ended December 31, 2018, 2017 and 2016, respectively. The decrease in Holdings and Corporate costs from period to period is notably attributable to additional costs incurred in 2016, in connection with changes in the executive management team.

The following table reconciles our net income / (loss) for each of the three years in the period ending December 31, 2018 to our Adjusted EBITDA for the years presented:

	For the year ended December 31,
	2018	2017	2016
(€ in millions)
Net income / (loss)	190	(31)	(4)
Net income from discontinued operations	—	—	—
Income tax expense	32	80	69
Finance costs, net	149	260	188
Share of loss of joint ventures	33	29	14
Depreciation and amortization	197	171	155
Restructuring costs	1	4	5
Unrealized losses / (gains) on derivatives	84	(57)	(71)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	—	4	(3)
Gains on pension plan amendments(a)	(36)	(20)	—
Share-based compensation	12	8	6
Metal price lag(b)	—	(22)	(4)
Start-up and development costs(c)	21	17	25
Manufacturing system and process transformation costs	—	2	5
Wise integration and acquisition costs	—	—	2
Wise one-time costs(d)	—	—	20
Wise purchase price adjustment(e)	—	—	(20)
(Gains) / Losses on disposals(f)	(186)	3	10
Other(g)	1	—	1

Adjusted EBITDA	498	448	398

(a)

For the year ended December 31, 2018, the Company amended one of its OPEB plans in the US, which resulted in a €36 million gain. For the year ended December 31, 2017, amendments to certain Swiss pension plans, US pension plans and OPEB resulted in a €20 million net gain.

(b)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenue are established and when aluminium purchase prices included in Cost of sales are established. The Company accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Company’s metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(c)

For the years ended December 31, 2018 and 2017, start-up and development costs include €21 million and €16 million, respectively, related to new projects in our AS&I operating segment. For the year ended December 31, 2016, start-up and development costs included €20 million related to ABS growth projects both in Europe and the United States.

(d)

For the year ended December 31, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenue, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal business terms.

(e)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in 2016. We received a cash payment of €21 million and recorded a €20 million net gain.
(f)

In July 2018, Constellium completed the sale of the North Building assets of its Sierre plant in Switzerland to Novelis and contributed the Sierre site shared infrastructure to a joint-venture with Novelis, in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building assets which had been leased and operated by Novelis since 2005. For the year ended December 31, 2018, the transaction generated a €190 million net gain.
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

It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we generally enter into combinations of forward contracts with financial institutions, selling forward U.S. dollars against Euros. In addition, as discussed in “Item 4. Information on the Company—B. Business Overview—Managing our Metal Price Exposure,” when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S. dollar appreciates versus the Euro or the LME price for aluminium falls, the derivative contracts related to transactional hedging entered into with financial institution counterparties will have a negative mark-to-market. We borrow in a combination of Euros and U.S. Dollars. When the external currency mix of our debt does not match exactly the mix of our assets, we use a combination of cross-currency swaps and forwards to balance the risk. We have bought forward significant U.S. Dollars versus the Euro for this purpose. As the U.S. Dollar depreciates against the Euro, the derivative contracts entered into with financial institutions will have a negative mark-to-market. Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Company from the potential margin calls for significant market movements, we maintain additional cash or availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor margin requirements on a daily basis for adverse movements in the U.S. dollar versus the Euro and in aluminium prices. A €5 million margin call was posted at December 31, 2018. No margins were posted at December 31, 2017 or December 31, 2016.

At December 31, 2018, we had €669 million of total liquidity, comprised of €164 million in cash and cash equivalents, €255 million of undrawn credit facilities under our Pan-U.S. ABL Facility, €80 million of undrawn credit facilities under our French Inventory Facility (as defined below), €160 million available under our factoring arrangements, and €10 million credit facility with BPI France, a related party.

At December 31, 2017, we had €531 million of total liquidity, comprised of €269 million in cash and cash equivalents, €136 million of undrawn credit facilities under our Pan-U.S. ABL Facility, €71 million of undrawn credit facilities under our French Inventory Facility, and €55 million available under our factoring arrangements.

At December 31, 2016, we had €537 million of total liquidity, comprised of €347 million in cash and cash equivalents, €150 million of undrawn credit facilities under our ABL facilities, €33 million available under our factoring arrangements, and €7 million under a revolving credit facility.

Cash Flows

The following table summarizes our operating, investing and financing activities for the years ended December 31, 2018, 2017 and 2016:

	For the year ended December 31,
	2018	2017	2016
	(€ in millions)
Net Cash Flows from/(used) in:
Operating activities	66	160	88
Investing activities	(91)	(292)	(365)
Financing activities	(82)	61	145

Net decrease in cash and cash equivalents, excluding the effect of exchange rate changes	(107)	(71)	(132)

Net cash Flows from Operating Activities

Net cash flows from operating activities in the year ended December 31, 2018 decreased by €94 million to €66 million, from €160 million in the year ended December 31, 2017. The year over year decrease in operating cash flows is attributable to a €67 million increase in cash flow from operating activities before working capital changes partially offset by a €161 million increase in cash flows used in working capital.

Net cash flows from operating activities in the year ended December 31, 2017 increased by €72 million to €160 million, from an inflow of €88 million in the year ended December 31, 2016. The year over year increase in operating cash flows is attributable to an €108 million increase in cash flow from operating activities before working capital changes partially offset by a €36 million increase in cash flows used in working capital.

In the year ended December 31, 2018, cash flows used in working capital amounted to €239 million reflecting a €212 million increase in working capital before factoring and a €27 million negative cash effect from the reduction in non-recourse factoring in the period.

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

Net Cash Flows used in Investing Activities

Cash flows used in investing activities in the year ended December 31, 2018 decreased by €201 million to €91 million from €292 million for the year ended December 31, 2017, mainly driven by the proceeds from the sale of our assets in Sierre in July 2018. Capital expenditures of €277 million for the year ended December 31, 2018 were stable from €276 million for the year ended December 31, 2017 and related primarily to recurring investment in our manufacturing facilities and our growth projects. Cash flows used in investing activities in the year ended December 31, 2018 also included €24 million of equity contributions and loans to joint ventures, related to Constellium – UACJ ABS LLC, our joint venture with UACJ.

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

Net Cash flows from / (used in) Financing Activities

Net cash flows used in financing activities were €82 million for the year ended December 31, 2018, compared to cash inflows of €61 million for the year ended December 31, 2017.

The €143 million change results from the 2017 refinancing operations described below. In 2018, net cash used in financing activities reflected €68 million in repayments made on the Pan-US ABL Facility and other loans.

Net cash flows from financing activities were €61 million for the year ended December 31, 2017, compared to €145 million for the year ended December 31, 2016.

Net cash flows from financing activities in the year ended December 31, 2017 reflect i) €610 million of net proceeds from the issuance, in February 2017, of our $650 million 6.625% Senior Notes due 2025, ii) €830 million of net proceeds from the issuance, in November 2017, of our $500 million 5.875% Senior Notes due 2026 and our €400 million 4,250% Senior Notes due 2026 and iv) €259 of net proceeds from the issuance of shares in November 2017. The net proceeds received from these transactions were partially offset by i) a €610 million outflow from the redemption in February 2017 of the $650 million 8.750% Wise Senior Secured Notes due 2018, ii)a €949 million outflow from the redemption, in November 2017, of the $425 million 7.875%

Senior Secured Notes due 2021, the $400 million 8.000% Senior Notes due 2023 and the €240 million 7.000% Senior Notes due 2023 and iii) deferred financing costs and exit fees relating to these transactions for an amount of €118 million.

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

Historical Capital Expenditures

The following table provides a breakdown of the historical capital expenditures by segment for the periods indicated:

	For the year ended December 31,
	2018	2017	2016
	(€ in millions)
P&ARP	97	115	166
A&T	70	73	96
AS&I	105	83	84
Holdings and Corporate	5	5	9

Total capital expenditures	277	276	355

Our capital expenditures for the year ended December 31, 2018 reflected primarily our investments in automotive growth projects for both P&ARP and AS&I as well as sustaining projects across all segments.

The main projects undertaken during the year ended December 31, 2018 include our ABS investments in Europe and in the U.S., within the P&ARP segment, investments in our AS&I segment in response to OEM demand and capital investments projects, mainly at our Issoire and Ravenswood, West Virginia facilities, to support manufacturing efficiency within the A&T segment.

As at December 31, 2018, we had €194 million of construction in progress which primarily related to our continued maintenance, modernization and expansion projects at our Děčín, Muscle Shoals, Neuf Brisach, Ravenswood, Issoire, Singen and Van Buren facilities.

As at December 31, 2017, we had €198 million of construction in progress which primarily related to our continued maintenance, modernization and expansion projects at our Muscle Shoals, Ravenswood, Neuf Brisach, Singen, Van Buren, Děčín, and Issoire facilities.

Our capital expenditures are expected to total approximately €1,400 million in the years ended December 31, 2019 to 2023, in the aggregate. We currently expect all of our capital expenditures to be financed with cash on hand and external financing.

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

The Pan-U.S. ABL Facility contains a financial covenant that provides that at any time during which borrowing availability thereunder is below 10% of the aggregate commitments under the Pan-U.S. ABL Facility, we will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 and a minimum Borrower EBITDA Contribution of 25%, in each case calculated on a trailing twelve month basis. “Borrower EBITDA Contribution” means, for any period, the ratio of (x) the combined EBITDA of the borrowers under the Pan-U.S. ABL Facility and their subsidiaries for such period, to (y) the consolidated EBITDA of the Company and its subsidiaries for such period. The Pan-U.S. ABL Facility also contains customary negative covenants on liens, investments and restricted payments related to Ravenswood, Muscle Shoals, and Bowling Green.

The Wise Factoring Facility contains customary covenants and the factors’ commitment to purchase the receivables is subject to the maintainance of certain credit rating levels.

The European Factoring Facilities contain customary covenants.

We were in compliance with our covenants at and for the years ended December 31, 2018 and 2017.

See “Item 10. Additional Information—C. Material Contracts” for a description of our significant financing arrangements.

Off-Balance Sheet Arrangements

As of December 31, 2018, except as otherwise disclosed in our consolidated financial statements we have no significant off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our estimated material contractual cash obligations and other commercial commitments at December 31, 2018:

		Cash payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(unaudited, € in millions)
Borrowings(1)	2,075	6	311	4	1,754
Interest(2)	709	114	221	201	173
Derivatives relating to currencies and metal	91	56	30	5	0
Operating lease obligations(3)	133	24	24	39	46
Capital expenditures	124	112	12	0	0
Finance leases	86	20	16	34	16

Total(4)	3,218	332	614	283	1,989

(1)	Borrowings include our Pan-U.S. ABL Facility which are considered short-term in nature and is included in the category “Less than 1 year.”
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

(3)	Operating leases relate to buildings, machinery and equipment.
(4)	Retirement benefit obligations of €610 million are not presented above as the timing of the settlement of this obligation is uncertain.

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

For the year ended December 31, 2018, the total expense recognized in the income statement in relation to all our pension and post-retirement benefits was €5 million (compared to €24 million for the year ended December 31, 2017). In 2018, we amended one of our OPEB plans in the U.S. which resulted in the recognition of a €36 million gain. In 2017, we amended some pension plans in Switzerland and in the U.S. which resulted in the recognition of a €20 million gain. At December 31, 2018, the fair value of the plans assets was €380 million (compared to €387 million as of December 31, 2017). At December 31, 2018, the present value of our obligations amounted to €990 million (compared to €1,051 million as of December 31, 2017), resulting in an aggregate plan deficit of €610 million and €664 million as of December 31, 2018 and 2017, respectively.

Our estimated funding for our funded pension plans and other post-retirement benefit plans is based on actuarial estimates using benefit assumptions for discount rates, rates of compensation increases, and health care cost trend rates. The deficit related to the funded pension plan and the present value of the unfunded obligations as of December 31, 2018 were €294 million and €316 million, respectively. The deficit related to funded pension plan and other benefits and the present value of the unfunded obligations as of December 31, 2017 were €304 million and €360 million, respectively. Estimating when the obligations will require settlement is not practicable and therefore these have not been included in the Contractual Obligations table above.

Contributions to pension and other benefit plans totaled €46 million for the year ended December 31, 2018, compared to €47 million for the year ended December 31, 2017.

Contributions to our multi-employer plans amounted to approximately €2 million and €3 million for the years ended December 31, 2018 and 2017, respectively.

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

The following table provides information regarding the members of our board of directors as of the date of this Annual Report (ages are given as of December 31, 2018). The business address of each of our directors listed below is c/o Constellium, Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Name	Age	Position	Date of Appointment	Current Term
Richard B. Evans	71	Chairman	January 5, 2011	2016-2019
Guy Maugis	65	Director	January 5, 2011	2017-2019
Philippe Guillemot	59	Director	May 21, 2013	2018-2019
Werner P. Paschke	68	Director	May 21, 2013	2017-2019
Michiel Brandjes	64	Director	June 11, 2014	2018-2019
Peter F. Hartman	69	Director	June 11, 2014	2018-2019
John Ormerod	69	Director	June 11, 2014	2018-2019
Lori A. Walker	61	Director	June 11, 2014	2018-2019
Martha Brooks	59	Director	June 15, 2016	2018-2019
Jean-Marc Germain	52	Director	June 15, 2016	2017-2020
Stéphanie Frachet	42	Director	May 24, 2018	2018-2019

Pursuant to a shareholders agreement between the Company and Bpifrance, Ms. Frachet was selected to serve as a director by Bpifrance in 2018. Mr. Manardo no longer serves in that capacity.

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

Guy Maugis. Mr. Maugis has served as a non-executive director since 2011. Mr. Maugis served as advisor of the Board of Robert Bosch GmbH from 2016 to 2018, after being President of Robert Bosch France SAS for 12 years. The French subsidiary covers all the activities of the Bosch Group, a leader in the domains of the Automotive Equipments, Industrial Techniques and Consumer Goods and Building Techniques. He is President of the French-German Chamber of Commerce and Industry. Mr. Maugis is a former graduate of Ecole Polytechnique, Engineer of “Corps des Ponts et Chaussées” and worked for several years at the Equipment Ministry. At Pechiney, he managed the flat rolled products factory of Rhenalu Neuf-Brisach. At PPG Industries, he became President of the European Flat Glass activities. With the purchase of PPG Glass Europe by ASAHI Glass, Mr. Maugis assumed the function of Vice-President in charge of the business development and European activities of the automotive branch of the Japanese group.

Philippe Guillemot. Mr. Guillemot has served as a non-executive director since May 2013. He has nearly thirty-five years of experience in Automotive, Energy and the Telecom industry, where he held CEO and COO positions leading many successful transformations. In December 2017, Mr. Guillemot was appointed CEO of Elior Group, a concession and contract catering leader. Prior to that, Mr. Guillemot served as Chief Operating Officer of Alcatel-Lucent until a successful turnaround led to Nokia’s full acquisition at the end of 2016. From April 2010 to February 2012, he served as Chief Executive Officer of Europcar Group. Since July 2017, Mr. Guillemot has served as a Director of the Sonoco Board and as a member of its Audit Committee. From 2010 to 2012, Mr. Guillemot served as a director and audit committee member of Visteon Corp. Mr. Guillemot served as Chairman and CEO of Areva T&D from 2004 to 2010, and as division Vice President at Valeo and then Faurecia from 1998 to 2003. Mr. Guillemot began his career at Michelin, where he held various positions in quality and production at sites in Canada, France and Italy. He was a member of Booz Allen Hamilton’s Automotive Practice from 1991 to 1993 before returning to Michelin to serve as an operations manager, director of Michelin Group’s restructuring in 1995-1996, Group Quality Executive Vice-President, Chief Information Officer and member of the Group Executive Committee. Mr. Guillemot received his undergraduate degree in 1982 from Ecole des Mines in Nancy and received his MBA from Harvard Business School in Cambridge, MA in 1991.

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

Peter F. Hartman. Mr. Hartman has served as a non-executive director since June 2014. He served as Vice Chairman of Air France KLM from July 2013 until May 2017. He serves as member of the supervisory boards of Fokker Technologies Group B.V since 2013 (chairman since 2016), Air France KLM S.A. since 2010 (member of the audit committee from July 2016 until May 2017), Royal KPN N.V. since April 2015 (chairman of the remuneration committee) and Texel Airport N.V. since mid-2013 (chairman since January 2014). Previously, Mr. Hartman served as President and CEO of KLM Royal Dutch Airlines from 2007 to 2013, and as member of the supervisory boards of Kenya Airways from 2004 to 2013, Stork B.V. from 2008 to 2013, CAI Compagnia Aerea Italiana S.p.A. from 2009 to January 2014, Delta Lloyd Group N.V. from 2010 to May 2014 and Royal Ten Cate N.V. from July 2013 to February 2016. Mr. Hartman received a Bachelor’s degree in Mechanical Engineering from HTS Amsterdam, Amsterdam and a Master’s degree in Business Economics from Erasmus University, Rotterdam.

John Ormerod. Mr. Ormerod has served as a non-executive director since June 2014. Mr. Ormerod is a chartered accountant and worked for over 30 years in public accounting firms. He served for 32 years at Arthur

Andersen, serving in various client service and management positions, with last positions held from 2001 to 2002 serving as Regional Managing Partner UK and Ireland, and Managing Partner (UK). From 2002 to 2004, he was Practice Senior Partner for London at Deloitte (UK) and was member of the UK executives and Board. Mr. Ormerod is a graduate of Oxford University. Until May 2018, Mr. Ormerod served in the following director positions: since 2006, as non-executive director of the audit committee of Gemalto N.V., where he also served as its Chairman until September 2017, and as member of the compensation committee; since 2008, as non-executive director of ITV plc, and as member of the remuneration and nominations committees, and as Chairman of the audit committee since 2010. Until December 31, 2015, Mr. Ormerod served as a non-executive director of Tribal Group plc., as member of the audit, remuneration and nominations committees and as Chairman of the board. Mr. Ormerod served as non-executive director and Chairman of the audit committee of Computacenter plc., and as member of the remuneration and nominations committees until April 1, 2015. Mr. Ormerod also served as a senior independent director of Misys plc. from 2006 to 2012, and as Chairman of the audit committee from 2005 to 2012.

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

Jean-Marc Germain. Mr. Germain has served as an executive director since June 2016 and as our Chief Executive Officer since July 2016. Prior to joining Constellium, Mr. Germain was Chief Executive Officer of Algeco Scotsman, a Baltimore-based leading global business services provider focused on modular space and secure portable storages. Previously, Mr. Germain held numerous leadership positions in the aluminium industry, including senior executive roles in operations, sales & marketing, financial planning and strategy with Pechiney, Alcan and Novelis. His last position with Novelis from 2008 to 2012 was as President for North American operations. Earlier in his career, he held a number of international positions with Bain & Company and GE Capital. Mr. Germain is a graduate of Ecole Polytechnique in Paris, France and a dual French and American citizen.

Stéphanie Frachet. Ms. Frachet was appointed as a non-executive director of Constellium in May 2018. Ms. Frachet is currently Managing Director and member of the Mid & Large Cap Executive committee at Bpifrance Investissement that she joined in 2009. Ms. Frachet is also, as permanent representative of Bpifrance, a Director of Eutelsat Communications, and an observer on the Board of Paprec and Horizon Parent Holdings Sarl. Previously, Ms. Frachet served for Bpifrance as a member of the Board of Carso (from 2013 to 2016), Cylande (from 2010 to 2017) and Sarenza (from 2014 to 2018), and as an Independent Director of Eurosic (from 2015 to

2017). From 2002 to 2009, Ms. Frachet held various positions in auditing and financial consulting on mergers & acquisitions and LBOs at Ernst &Young, Pricewaterhouse Coopers and Société Générale CIB in Paris. Ms. Frachet graduated from ESSEC Business School in Paris in 2002.

The following persons are our executive officers as of the date of this Annual Report (ages are given as of December 31, 2018). The business address of each of our officers listed below is c/o Constellium, Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Name	Age	Title
Jean-Marc Germain	52	Chief Executive Officer
Peter R. Matt	56	Executive Vice President and Chief Financial Officer
Peter Basten	43	President, Packaging and Automotive Rolled Products business unit
Ingrid Joerg	49	President, Aerospace and Transportation business unit
Paul Warton	57	President, Automotive Structures and Industry business unit
Jack Clark	59	Senior Vice President Manufacturing Excellence and Chief Technical Officer
Philip Ryan Jurkovic	47	Senior Vice President and Chief Human Resources Officer
Nicolas Brun	52	Senior Vice President, Public Affairs, Communications and Sustainability
Jeremy Leach	56	Senior Vice President and Group General Counsel

The following paragraphs set forth biographical information regarding our officers (other than Mr. Germain, whose biographical information is set forth above in the description of biographical information of our directors):

Peter R. Matt. Mr. Matt has served as our Executive Vice President and Chief Financial Officer since January 1, 2017. Prior to that, he served as our Chief Financial Officer Designate since November 2016. Prior to joining Constellium, he spent 30 years in investment banking at First Boston/Credit Suisse where he built leading Metals and Diversified Industrials coverage practices. From 2010-2015, he was the Managing Director and Group Head at First Boston/Credit Suisse responsible for managing the firm’s Global Industrials business in the Americas. Throughout his career, Mr. Matt has worked closely with management teams across a broad range of competencies including business strategy, capital structure, capital allocation, investor communications, treasury and mergers and acquisitions. He is a graduate of Amherst College.

Peter Basten. Mr. Basten has served as President of our Packaging and Automotive Rolled Products business unit since September 2017. He previously served as our Executive Vice President, Strategy, Business Development, Research & Development since 2016, and prior to that as our Vice President, Strategy and Business Planning, the Managing Director of Soft Alloys Europe at our Automotive Structures and Industry Business Unit and our Vice President Strategic Planning & Business Development. Mr. Basten joined Alcan in 2005 as the Director of Strategy and Business Planning at Alcan Specialty Sheet, and became Director of Sales and Marketing in 2008, responsible for the aluminium packaging applications markets. Prior to joining Alcan, Mr. Basten worked as a consultant at Monitor Group, a Strategy Consulting firm. His assignments ranged from developing marketing, corporate, pricing and competitive strategy to M&A and optimizing manufacturing operations. Mr. Basten holds degrees in Applied Physics (Delft University of Technology, Netherlands) and Economics & Corporate Management (ENSPM, France).

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

Nicolas Brun. Mr. Brun has served as our Senior Vice President, Public Affairs, Communications and Sustainability since January 2018. Prior to that, he served as Senior Vice President, Public Affairs and Communications from September 2017 to January 2018, and as Vice President, Communications from January 2011 to January 2017. He previously held the same role at Alcan Engineered Products since June 2008. From 2005 through June 2008, Mr. Brun served in the roles of Vice President, Communications for Thales Alenia Space and also as Head of Communications for Thales’ Space division. Prior to 2005, Mr. Brun held senior global communications positions as Vice President External Communications with Alcatel, Vice President Communications Framatome ANP/AREVA, and with the Carlson Wagonlit Travel Group. Mr. Brun serves as President of Constellium Neuf Brisach SAS since October 2014, and as head of the French Branch of Constellium N.V. since May 2018. Mr. Brun attended University of Paris-La Sorbonne and received a degree in economics. He has a master’s degree in corporate communications from Ecole Française des Attachés de Presse and a certificate in marketing management for distribution networks from the Ecole Supérieure de Commerce in Paris.

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

Non-Executive Director Compensation

For 2018, each of our non-executive directors was paid an annual retainer of €60,000 and received €2,000 for each meeting of the board of directors they attended in person and €1,000 for each meeting they attended by telephone.

In addition, Mr. Evans, as Chairman of the Board received an additional annual retainer of €60,000; the Chairman of the Audit Committee received an additional annual retainer of €15,000; and the Chairman of each of the Human Resources and Remuneration Committee, the EHS and the Nominating and Governance Committee received an additional annual retainer of €8,000.

On May 25, 2018, our non-executive directors received a grant of Restricted Stock Units (an “RSU”) having a grant date fair value equal to $50,000 for the Chairman of the Board and $40,000 for each other non-executive director.

Fifty percent (50%) of the RSUs (“Tranche I”) will vest on the earlier of (i) May 25, 2019 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

Fifty percent (50%) of the RSUs (“Tranche II”) will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

The non-executive directors of the Board have not entered into any service contracts with the Company that provide either for benefits upon termination of employment or pension-related benefits.

The following table sets forth the remuneration due in respect of our 2018 fiscal year to our non-executive directors:

Name	Annual Director Fees	Board/ Committee Attendance Fees	Equity Award 2018 Grant(1)	Total
Richard B. Evans	€128,000	€26,000	€42,635	€196,635
Guy Maugis	€68,000	€18,000	€34,108	€120,108
Philippe Guillemot	€60,000	€14,000	€34,108	€108,108
Michiel Brandjes	€60,000	€17,000	€34,108	€111,108
Werner P. Paschke	€75,000	€18,000	€34,108	€127,108
Peter F. Hartman	€68,000	€19,000	€34,108	€121,108
John Ormerod	€60,000	€26,000	€34,108	€120,108
Lori A. Walker	€60,000	€22,000	€34,108	€116,108
Martha Brooks	€60,000	€24,000	€34,108	€118,108
Stéphanie Frachet(2)	€—	€—	€—	€—
Total	€639,000	€184,000	€315,499	€1,138,499

(1)

The amount reported in this column represents the grant date fair value of RSU awards granted on May 25, 2018, computed in accordance with IFRS 2. On May 25, 2018, Mr. Evans was granted 4,149 RSUs and all other non-executive directors, except for Mrs. Frachet, were granted 3,320 RSUs each. 50% of the RSUs (“Tranche I”) will vest on the earlier of (i) May 25, 2019 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service. 50% of the RSUs (“Tranche II”) will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service. Amounts have been converted to Euros based on an exchange rate of 0.8527 Dollars to Euros to reflect the equivalent of $ 50,000 for the Chairman and $ 40,000 for each other non-executive directors, except for Mrs. Frachet. See also Note 30 of the Consolidated Financial Statements.

(2)	Ms. Frachet did not receive any fees for her services.

Officer Compensation

The table below sets forth the remuneration paid during our 2018 fiscal year to certain of our executive officers. They include Jean-Marc Germain, our Chief Executive Officer, Peter Matt, our Chief Financial Officer, Paul Warton, our President Automotive Structures & Industry, Ingrid Joerg, our President Aerospace & Transportation and Peter Basten, our President Packaging & Automotive Rolled Products. The remuneration information for our executive officers other than our Chief Executive Officer Jean-Marc Germain is presented on an aggregate basis in the row “Other Executive Officers” in the table below.

Name	Base Salary Paid	Bonus EPA Paid	Equity Awards(1)	Pension(2)	Other Compensation(3)	Total(4)
Jean-Marc Germain	€868,772	€1,335,654	€4,058,577	€20,978	€32,916	€6,316,897
Other Executive Officers (Peter Matt, Paul Warton, Ingrid Joerg, and Peter Basten)	€2,005,327	€2,176,363	€3,519,030	€184,944	€85,468	€7,971,132

(1)

The amount reported as Equity Awards represents the grant date fair value of the awards granted in 2018, computed in accordance with IFRS 2. Jean-Marc Germain was granted the following in May 2018: (a) 197,531 performance-based restricted stock units (“PSUs”) (which can become a maximum of 395,062 shares); and (b) 100,765 RSUs. Our other executive officers listed were granted, in the aggregate, 171,287 PSUs (which can become a maximum of 342,574) and 87,378 RSUs. The PSUs vest on the third anniversary of the date of grant, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0—200%. RSUs vest 100% on the third anniversary of the date of grant, subject to continued service. See hereafter “2018 Long-Term Incentive Plan” for description of market-related performance conditions. See also Note 30 of the Consolidated Financial Statements for more information.

(2)

Pension represents amounts contributed by the Company during the 2018 fiscal year to the U.S. and Swiss governments as part of the employer overall pension requirements apportioned to the base salary of these individuals.

(3)

Other compensation for Jean-Marc Germain includes car allowance, parking and premium for health, life and long-term disability insurance. Other compensation for Ms. Joerg as well as for Messrs. Matt, Warton and Basten includes flights (including for family members), car allowance, lunch allowance, tax and medical services, relocation and premiums for life and long-term disability insurance.

(4)

The total remuneration paid to such executive officers, including Mr. Germain and Mr. Matt, during our 2018 fiscal year amounted to €6,710,422, consisting of (i) an aggregate base salary of €2,874,099, (ii) aggregate short-term incentive compensation of €3,512,017, and (iii) aggregate other compensation in an amount equal to €118,384. The total amount contributed to the value of the pensions for such executive officers was €205,922.

Below is a brief description of the compensation and benefit plans as well as share ownership guidelines in which our executive officers participate.

Share Ownership Guidelines for Executive Officers

In 2018, we adopted Share-Ownership Guidelines (SOGs) for our executive officers to further encourage minimum levels of ownership and to further foster alignment between the Executive Committee and shareholder interests. The SOGs are as follows:

•	400% of base salary CEO

•	200% of base salary CFO and Business Unit Presidents

•	100% of base salary Other executive officers

The SOGs give the executive officers five years from appointment to achieve guideline percentages. It is expected that, depending on Constellium share price, all of our executive officers will reach the SOGs in advance of the five-year requirement.

2018 Employee Performance Award Plan

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

The three components of bonuses awarded under the EPA for 2018 had the following weights:

•	Financial Objectives—70%;

•	EHS Objective—10%; and

•	Individual Objectives—20%.

The Financial Objectives are calculated on an annual basis and take into account two components as defined and reported by the Company’s corporate controller: Adjusted EBITDA (50%) and Trade Working Capital Days (20%). To promote synergies throughout the Company, the EPA is designed to encourage individual plants, business units and our corporate division to work closely together to achieve common strategic, operating and financial goals. Therefore, the Financial Objectives are defined, depending on the level of the employee, as a combination of the financial results of the Company, the business unit and / or operating unit/site. The threshold performance level for the Financial Objectives is set at 80% of the target level. If threshold performance is not achieved, there is no payout for the Financial Objectives. Between threshold performance and target performance, payouts increase linearly from 0% to 100%. The maximum performance level is set at 120% of the target level. Achieving 120% of the target level results in a payout of 200%, with linear interpolation (meaning each percentage point higher than 100% adds additional payout of 5%).

The EHS Objective is measured on a quarterly basis for Constellium and its subsidiaries. In case of a fatality or type I (major) environmental event, the payout for the EHS Objective is zero for (i) employees of the operating site, (ii) the associated business unit leadership as well as (iii) the members of the Executive Committee. This substantial impact on EPA payout reflects the fact that the safety for our employees is our number one priority. Payout for EHS Objectives can range from 0% to 200%.

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

The EPA 2018 was applicable to approximately 1,900 employees worldwide. For its payout in 2019, the following results were earned by our employees:

•	Financial Objectives: The payout ranged from 0% to 200%.

•	EHS Objective: The payout ranged from 0% to 187%.

•	Individual Objectives: The payout ranged from 0% to 150%. The payout for Mr. Germain was 125%.

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

The Constellium 2013 Equity Plan provides for a variety of awards, including “incentive stock options” (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) (“ISOs”), nonqualified stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance units, other stock-based awards or any combination of those awards. The Constellium 2013 Equity Plan provides that awards may be made under the plan for 10 years. We have reserved a total of 14,292,291 ordinary shares (of which 7,292,291 ordinary shares originally reserved, as well as 7,000,000 ordinary shares newly reserved, as approved in the annual general meeting of shareholders in 2018) for issuance under the Constellium 2013 Equity Plan, subject to adjustment in certain circumstances to prevent dilution or enlargement.

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

2018 Long-Term Incentive Plan

The 2018 Long-Term Incentive Plan (which we refer to as the “2018 LTIP”) had mainly the same plan design as the 2017 Long-Term Incentive Plan. For our executive officers, as well as for other selected employees, awards consisted of PSUs and RSUs. These awards were granted on May 25, 2018, and are subject to a three-year cliff vesting period, subject to the participant’s continued service through the applicable vesting date, and for PSUs, certain market-related performance conditions being satisfied. For other selected employees, awards consisted of RSUs only.

With regard to PSUs, for the purposes of computing the Constellium Total Shareholder Return (the “Constellium TSR”), (i) the stock price at the beginning of the performance period is deemed to be the average closing share price for the 20 trading days preceding the grant date, and (ii) the stock price at the end of the performance period is deemed to be the average closing share price for the 20 trading days preceding the third anniversary of the grant date. Constellium measures itself against a peer group consisting of the S&P MidCap 400 Materials Index and the S&P SmallCap 600 Materials Index, which represents approximately 60 constituents. The 20-day average starting point of a Constellium share for the May 25, 2018 grant date is $11.70. The level of achievement shall be determined by comparing the Constellium TSR to the average of the TSRs of the two indices indicated above as follows:

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

For purposes of the 2018 LTIP, a double trigger was re-established with respect to the vesting of RSUs and PSUs upon a change in control (i.e., accelerated vesting requires two triggers: (i) change in control as well as (ii) termination of employment without cause or voluntary termination for good reason). In the event of such a double trigger being applied at any time prior to vesting, unvested RSUs and PSUs will be converted into cash-denominated rights that vest on the date of employment termination. For both RSUs and PSUs, the reference date for the share price will be the date immediately preceding the change in control. For PSUs, the rights will be based on the higher of (I) the base amount (i.e., at target) or (II) the measured TSR on the reference date.

For the 2018 LTIP, 701,109 PSUs (which can become 1,402,218) and 587,687 RSUs were granted on May 25, 2018. 90 participants were granted both PSUs and RSUs and an additional 74 participants were granted RSUs only. On December 31, 2018, 692,325 PSUs (which can become 1,384,650) and 572,618 RSUs were outstanding. 87 participants held both PSUs and RSUs and an additional 72 participants held RSUs only.

For the 2017 LTIP, 892,781 PSUs (which can become 1,785,562 shares) and 703,180 RSUs were granted on July 31, 2017. 82 participants were granted both PSUs and RSUs and an additional 32 participants were granted RSUs only. On December 31, 2018, 816,137 PSUs (which can become 1,632,274 shares) and 625,906 RSUs were outstanding. 74 participants held both PSUs and RSUs and an additional 27 participants held RSUs only.

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

Employment Agreement with Jean-Marc Germain

The Company entered into an employment agreement with Jean-Marc Germain, dated April 25, 2016. The employment agreement with Mr. Germain provides for an annual base salary of $980,000 per year until March 31, 2018, which amount was raised to $1,040,000 per year as of April 1, 2018, a target annual bonus of 120% of base salary (equal to $1,248,000), and a maximum annual bonus of 180% of base salary (equal to $1,872,000). In addition, as described above, Mr. Germain was granted the following equity awards in May 2018: (1) 197,531 PSUs (which can become a maximum of 395,062 shares) and (2) 100,765 RSUs. The PSUs vest on the third anniversary of the grant date, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0-200%. RSUs vest 100% on the third anniversary of the date of grant, subject to continued service.

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

Employment Agreement with Peter Matt

The Company entered into an employment agreement with Peter Matt, dated as of October 26, 2016. The employment agreement with Mr. Matt provides for an annual base salary of $600,000 per year until March 31, 2018, which amount was raised to $625,000 per year as of April 1, 2018, a target annual bonus of 90% of base salary (equal to $562,500), and a maximum annual bonus of 135% (equal to $843,750) of base salary. In addition, Mr. Matt was granted the following equity awards in May 2018: (1) 67,901 (which can become a maximum of 135,802 shares) PSUs and (2) 34,638 RSUs. The PSUs vest on the third anniversary of the grant date, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0-200%. RSUs vest 100% on the third anniversary of the date of grant, subject to continued service.

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

Our board of directors (the “Board”) currently consists of 11 directors, less than a majority of whom are citizens or residents of the United States. The Board held six meetings in 2018.

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

Constellium is required under the Dutch Civil Code to strive for a balanced composition of the Board to the effect that at least 30% of the positions on the Board are held by women and at least 30% by men. There is no legal sanction if the composition of the Board is not balanced in accordance with the Dutch Civil Code. An appointment contrary to these rules is therefore not null and void. However, if the seats on the Board are not apportioned as required, such deviation must be explained in its annual report. With respect to this requirement we refer you to “Item 16G. Corporate Governance—Diversity policy (Best practice provision 2.1.5)”.

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

Director Independence

As a foreign private issuer under the NYSE rules, we are not required to have independent Directors on our Board, except to the extent that our audit committee is required to consist of independent Directors. However, our Board has determined that, under current NYSE listing standards regarding independence (which we are not currently subject to), and taking into account any applicable committee standards, as of December 31, 2018, Messrs. Evans, Brandjes, Guillemot, Hartman, Maugis, Ormerod, Paschke and Mmes. Walker, Brooks and

Frachet are deemed independent directors. Under these standards, Mr. Germain is not deemed independent as he serves as the CEO of the Company.

Committees

Audit Committee

As of December 31, 2018, our audit committee consisted of four independent directors under the NYSE requirements: Werner Paschke (Chair), Martha Brooks, John Ormerod and Lori Walker. Our Board has determined that at least one member is an “audit committee financial expert” as defined by the SEC and also meets the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act. The audit committee held eight meetings in 2018.

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

Human Resources and Remuneration Committee

As of December 31, 2018, our human resources and remuneration committee consisted of four directors: Peter Hartman (Chair), Martha Brooks, Richard Evans and Guy Maugis. The human resources and remuneration committee held five meetings in 2018.

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

Nominating/Governance Committee

As of December 31, 2018, our nominating/governance committee consisted of three directors: Richard Evans (Chair), Michiel Brandjes and John Ormerod. The nominating/governance committee held five meetings in 2018.

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

Environment, Health and Safety Committee

As of December 31, 2018, our environment, health and safety committee consisted of three directors: Guy Maugis (Chair), Philippe Guillemot and Lori Walker. The environment, health and safety committee held two meetings in 2018.

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

As of December 31, 2018, we employed approximately 13,000 employees, including approximately 800 fixed-term contractors as well as approximately 800 temporary employees. 90% of our employees were engaged in production and maintenance activities and approximately 10% were employed in support functions. Approximately 37% of our permanent employees were employed in France, 28% in the United States, 20% in Germany, 6% in Switzerland, and 9% in Eastern Europe and other regions, which percentages are comparable to the distribution of employees geographically in 2017.

A vast majority of non-U.S. employees and approximately 46% of U.S. employees are covered by collective bargaining agreements. These agreements are negotiated on site, regionally or on a national level, and are of different durations.

E.	Share Ownership

Information with respect to share ownership of members of our board of directors and our senior management is included in “Item 7. Major Shareholders and Related Party Transactions.”

Equity Incentive Plans

The Company has adopted the Constellium 2013 Equity Plan and the 2018 LTIP thereunder pursuant to which certain of our directors, officers, employees, and consultants are eligible to receive equity awards. See “—Constellium N.V. 2013 Equity Incentive Plan” and “—2018 Long-Term Incentive Plan” above.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth the major shareholders of Constellium N.V. as known by us or ascertained from public filings made by our major shareholders (each person or group of affiliated persons who is known to be the beneficial owner of more than 5% of ordinary shares) and the number and percentage of ordinary shares owned by each such shareholder, in each case as of March 8, 2019.

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

The beneficial ownership percentages in this table have been calculated on the basis of the total number of Class A ordinary shares.

Name of beneficial owner	Number of Class A ordinary shares		Beneficial ownership percentage
Caisse des Dépôts (f/k/a Caisse des Dépôts et Consignations), Bpifrance Participations S.A., Bpifrance S.A. (f/k/a BPI-Groupe (bpifrance)), EPIC Bpifrance (f/k/a EPIC BPI-Groupe)	16,393,903	(1)	12.1%
Directors and Senior Management
Richard B. Evans	230,468	(2)	*
Guy Maugis	18,198	(3)	*
Philippe Guillemot	19,356	(4)	*
Werner P. Paschke	100,000	(5)	*
Michiel Brandjes	32,366	(6)	*
Peter F. Hartman	22,173	(7)	*
John Ormerod	22,173	(8)	*
Lori A. Walker	19,673	(9)	*
Martha Brooks	24,041	(10)	*
Stéphanie Frachet	0	(11)	*
Jean-Marc Germain	160,976	(12)
Peter R. Matt	120,000	(13)	*
Ingrid Joerg	70,000	(14)	*
Paul Warton	215,575	(15)	*
Peter Basten	199,003	(16)	*

*	Represents beneficial ownership of less than 1%.
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
(2)

Consists of 230,468 Class A ordinary shares held indirectly by Mr. Evans through the Evans Family Inter Vivos Revocable Trust. Excludes the remaining portions of previous grants: 3,676 Class A ordinary shares underlying unvested restricted stock units (“RSUs”) that will vest on June 15, 2019, 2,075 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2019 or (ii) the date of the annual general meeting of shareholders of that year, and 2,074 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(3)

Consists of 18,198 Class A ordinary shares held directly by Mr. Maugis. Excludes the remaining portions of previous grants: 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2019 or (ii) the date of the annual general meeting of shareholders of that year, and 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(4)

Consists of 19,356 Class A ordinary shares held directly by Mr. Guillemot. Excludes the remaining portions of previous grants: 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2019 or (ii) the date of the annual general meeting of shareholders of that year, and 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(5)

Consists of 100,000 Class A ordinary shares held directly by Mr. Paschke. Excludes the remaining portions of previous grants: 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2019 or (ii) the date of the annual general meeting of shareholders of that year, and 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(6)

Consists of 32,366 Class A ordinary shares held directly by Mr. Brandjes. Excludes the remaining portions of previous grants: 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2019 or (ii) the date of the annual general meeting of shareholders of that year, and 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(7)

Consists of 22,173 Class A ordinary shares held directly by Mr. Hartman. Excludes the remaining portions of previous grants: 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2019 or (ii) the date of the annual general meeting of shareholders of that year, and 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(8)

Consists of 22,173 Class A ordinary shares held by Mr. Ormerod. Excludes the remaining portions of previous grants: 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2019 or (ii) the date of the annual general meeting of shareholders of that year, and 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(9)

Consists of 19,673 Class A ordinary shares held directly by Ms. Walker. Excludes the remaining portions of previous grants: 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2019 or (ii) the date of the annual general meeting of shareholders of that year, and 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(10)

Consists of 24,041 Class A ordinary shares held directly by Ms. Brooks. Excludes the remaining portions of previous grants: 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019, 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2019 or (ii) the date of the annual general meeting of shareholders of that year, and 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(11)	No Class A ordinary shares are held directly by Ms. Frachet and no RSUs or PSUs were granted in 2018.
(12)

Consists of 160,976 Class A ordinary shares held directly by Mr. Germain. Excludes the remaining portions of previous grants: 100,000 Class A ordinary shares underlying unvested RSUs that will vest on August 4, 2019, subject to continued service; a target of 150,000 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 300% of target on August 4, 2019, subject to continued service and certain market-related performance conditions being satisfied at each anniversary during the three-year vesting period; 216,943 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on July 31, 2020, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 110,667 Class A ordinary shares underlying unvested RSUs that will vest on July 31, 2020, subject to continued service; 197,531 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 25, 2021, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 100,765 Class A ordinary shares underlying unvested RSUs that will vest on May 25, 2021, subject to continued service.

(13)

Consists of 120,000 Class A ordinary shares held directly by Mr. Matt. Excludes the remaining portions of previous grants: 80,000 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 300% of target on November 14, 2019, subject to continued service and certain market-related performance conditions being satisfied at each anniversary during the three-year vesting period; 71,946 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on July 31, 2020, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 36,701 Class A ordinary shares underlying unvested RSUs that will vest on July 31, 2020, subject to continued service; 67,901 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 25, 2021, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 34,638 Class A ordinary shares underlying unvested RSUs that will vest on May 25, 2021, subject to continued service.

(14)

Consists of 70,000 Class A ordinary shares held directly by Ms. Joerg. Excludes the remaining portions of previous grants: 60,000 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 300% of target on March 17, 2019, subject to continued service and certain market-related performance conditions being satisfied at each anniversary during the three-year vesting period; 47,214 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on July 31, 2020, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 24,085 Class A ordinary shares underlying unvested RSUs that will vest on July 31, 2020, subject to continued service; 34,462 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 25, 2021, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 17,580 Class A ordinary shares underlying unvested RSUs that will vest on May 25, 2021, subject to continued service.

(15)

Consists of 215,575 Class A ordinary shares held directly by Mr. Warton. Excludes the remaining portions of previous grants: 50,000 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 300% of target on March 17, 2019, subject to continued service and certain market-related performance conditions being satisfied at each anniversary during the three-year vesting period; 42,170 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on July 31, 2020, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 21,512 Class A ordinary shares underlying unvested RSUs that will vest on July 31, 2020, subject to continued service; 34,462 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 25, 2021, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 17,580 Class A ordinary shares underlying unvested RSUs that will vest on May 25, 2021, subject to continued service.
(16)

Consists of 199,003 Class A ordinary shares held directly by Mr. Basten. Excludes the remaining portions of previous grants: 35,000 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 300% of target on March 17, 2019, subject to continued service and certain market-related performance conditions being satisfied at each anniversary during the three-year vesting period; 35,000 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 300% of target on August 4, 2019, subject to continued service and certain market-related performance conditions being satisfied at each anniversary during the three-year vesting period; 31,485 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on July 31, 2020, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 16,061 Class A ordinary shares underlying unvested RSUs that will vest on July 31, 2020, subject to continued service; 34,462 Class A ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 25, 2021, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 17,580 Class A ordinary shares underlying unvested RSUs that will vest on May 25, 2021, subject to continued service.

None of our principal shareholders have voting rights different from those of our other shareholders.

Over the last three years, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that prior to the IPO, immediately following the completion of the purchase of the EAP Business: Apollo Funds held 51% of our ordinary shares, Rio Tinto held 39% of our ordinary shares, and Bpifrance (f/k/a FSI) held 10% of our ordinary shares. As of the date of this Annual Report, Apollo Funds holds 0% of our ordinary shares, Rio Tinto holds 10 shares of our ordinary shares and Bpifrance holds 12.1% of our class A ordinary shares, respectively. See “Item 4. Information on the Company—A. History and Development of the Company.”

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

In addition, the Shareholders Agreement provides that, except as otherwise required by applicable law, Bpifrance will be entitled to designate for binding nomination one director to our board of directors so long as its percentage ownership interest is equal to or greater than 4% or it continues to hold all of the ordinary shares it subscribed for at the closing of the Acquisition (such share number adjusted for the pro rata share issuance). Our directors will be elected by our shareholders acting at a general meeting upon a binding nomination by the board of directors as described in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” A shareholder’s percentage ownership interest is derived by dividing (i) the total number of ordinary shares owned by such shareholder and its affiliates by (ii) the total number of outstanding ordinary shares. The Company agreed to share financial and other information with Bpifrance to the extent reasonably required to comply with its tax, investor or regulatory obligations and with a view to keeping Bpifrance properly informed about the financial and business affairs of the Company. The Shareholders Agreement contains provisions to the effect that Bpifrance is obliged to treat all information provided to it as confidential, and to comply with all applicable rules and regulations in relation to the use and disclosure of such information. Stéphanie Frachet, who replaced Nicolas Manardo, was appointed as Non-Executive Director of the Company in May 2018, is currently Managing Director and member of the Mid & Large Cap Executive committee of Bpifrance Investissement that she joined in 2009. Ms. Frachet is also, as permanent representative of Bpifrance, a Director of Eutelsat Communications, and an observer on the Board of Paprec and Horizon Parent Holdings Sarl.

Bpifrance Investissement is an affiliate of Bpifrance, which is a wholly owned subsidiary of BPI-Groupe (bpifrance), a French financial institution jointly owned and controlled by the Caisse des Dépôts et Consignations, a French special public entity (établissement special) and EPIC BPI-Groupe, a French public institution of industrial and commercial nature. As of March 8, 2019, Bpifrance owns approximately 12.1% of the Company’s outstanding ordinary shares. In January 2015, Bpifrance Financement (“BPI Financement”), an affiliate of Bpifrance Investissement, entered into a three-year revolving credit facility with Constellium Issoire (f/k/a Constellium France) for an aggregate amount of €10 million. The facility was subject to automatic reduction of 33% of the aggregate amount per year. The facility was undrawn and in 2018 the amount available for drawing was €3.3 million, subject to a commitment fee of 1% per year. Should any amount have been drawn under this facility, it would have borne interest at a rate equal to 3 months Euribor plus 2.5%. This facility matured on January 12, 2018. On March 28, 2018, BPI Financement entered into a new three-year revolving credit facility with Constellium Issoire for an aggregate amount of €10 million for the purpose of financing various investments. As of December 31, 2018, the facility was undrawn and the amount available for drawing was €10 million, subject to a commitment fee of 1% per year. The maximum amount of authorized ceiling is to be reduced by €3,333,333.32 on March 31, 2019 and thereafter each quarter by €833,333.33. Any amount drawn under this facility will bear interest at a rate equal to 3 months Euribor (with a floor of 0%) plus 2.5%.

In January 2019, the full amount of the facility was drawn.

Transactions with Joint Venture

Constellium-UACJ ABS LLC, our joint venture with UACJ is a related party. See Note 18 and Note 29 in the Consolidated Financial Statements attached hereto starting on Page F-1 of this Annual Report for additional information about our transactions with Constellium-UACJ ABS LLC.

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

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Our Consolidated Financial Statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 are included in this Annual Report at “Item 18. Financial Statements.”

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

On February 20, 2019, we amended the Pan-U.S. ABL Facility to, among other things, (i) join Constellium Bowling Green LLC as an additional borrower and Constellium Property and Equipment Company LLC as an additional guarantor, (ii) increase the maximum commitments thereunder to $350 million, and (iii) make certain changes to the covenants, terms, and conditions thereof.

In January 2019, we acquired TAAH’s 49% stake in CUA for $100 million plus the assumption of 49% of approximately $80 million of third party debt at CUA. See “Item 4. Information on the Company—B. Business Overview—Recent Developments—Acquisition of UACJ’s Interest in Bowling Green Joint Venture” and in our audited consolidated financial statements included elsewhere in this Annual Report.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares are listed on the NYSE under the symbol CSTM. We voluntarily delisted our ordinary shares from Euronext Paris on February 2, 2018.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The information called for by this Item has been reported previously in our Registration Statement on Form F-3ASR (File No. 333-221221), filed with the SEC on October 30, 2017, under the heading “Description of Capital Stock,” and is incorporated by reference into this Annual Report, as supplemented by the following:

•	on November 3, 2017 the Company issued 25,000,000 Class A ordinary shares, each with a nominal value of €0.02;

•	on November 3, 2017 the Company issued 3,750,000 Class A ordinary shares, each with a nominal value of €0.02;

•	on November 15, 2017 the Company issued 25,000 Class A ordinary shares, each with a nominal value of €0.02;

•	on March 28, 2018 the Company issued 34,580 Class A ordinary shares, each with a nominal value of €0.02;

•	on May 17, 2018 the Company issued 80,000 Class A ordinary shares, each with a nominal value of €0.02;

•	on June 20, 2018 the Company issued 68,136 Class A ordinary shares, each with a nominal value of €0.02;

•	on August 6, 2018 the Company issued 50,000 Class A ordinary shares, each with a nominal value of €0.02; and

•	on November 15, 2018 the Company issued 1,256,055 Class A ordinary shares, each with a nominal value of €0.02.

C.	Material Contracts

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

The May 2014 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by Constellium International, Constellium France Holdco, Constellium Neuf Brisach, Constellium Issoire, Constellium Finance, Engineered Products International, Constellium W, Constellium Germany Holdco GmbH & Co. KG, Constellium Switzerland AG, Constellium US Holdings I, LLC, Ravenswood, Wise Metals Intermediate Holdings LLC (which has since been merged into Wise Metals Group LLC), Wise Metals Group LLC (since renamed Constellium Holdings Muscle Shoals LLC), and Wise Alloys LLC (since renamed Constellium Muscle Shoals LLC). Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the May 2014 Notes must also guarantee the May 2014 Notes.

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

December 2014 Notes (Redeemed in November 2017)

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

March 2016 Senior Secured Notes (Redeemed in November 2017)

On March 30, 2016, the Company completed a private offering of $425 million in aggregate principal amount of 7.875% Senior Secured Notes due 2021 (the “Senior Secured Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee and collateral agent. The Company invested €100 million of the net proceeds of the offering in Wise. We used the remaining net proceeds for general corporate purposes, including to put additional cash on our balance sheet. The Senior Secured Notes were redeemed on November 29, 2017 in connection with the Tender Offers and the Redemption.

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

The indenture governing the Senior Secured Notes provided for the obligations of the Company and the guarantors with respect to the Senior Secured Notes and the guarantees thereof to be secured by (i) a pledge by Constellium N.V. of its shares in Constellium Holdco II B.V., (ii) a pledge by Holdco II of its shares in certain of its subsidiaries, (iii) a pledge by certain other guarantors of their shares in certain of their subsidiaries, (iv) subject to certain exceptions, a pledge of intercompany indebtedness owed to the Company and the guarantors and bank accounts owned by the Company and the guarantors, and (v) subject to certain exceptions, substantially all the assets of each guarantor organized in the U.S. The liens on the collateral securing the Senior Secured Notes and the guarantees thereof were required to be first-priority, provided that (x) the liens on the Ravenswood ABL Priority Collateral (as defined below) securing the Senior Secured Notes and the guarantees thereof were required to be junior in priority to the liens on the Ravenswood ABL Priority Collateral securing the obligations under the Ravenswood ABL Facility, and (y) the liens on certain property of Ravenswood securing the Senior Secured Notes and the guarantees thereof were required to be junior in priority to the liens on such property securing certain obligations of Ravenswood to the Pension Benefit Guaranty Corporation. The “Ravenswood ABL Priority Collateral” consisted of the following property owned by Ravenswood: (i) accounts and payment intangibles, (ii) inventory, (iii) deposit accounts and any cash, financial assets or other assets in such accounts, (iv) cash and cash equivalents, (v) all general intangibles, chattel paper, instruments, investment property and books and records pertaining to any of the foregoing, and (vi) all proceeds of the foregoing, in each case subject to certain exceptions.

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

Ravenswood ABL Facility (Terminated in June 2017)

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

Pan-U.S. ABL Facility

On June 21, 2017, Ravenswood and Wise Alloys, since renamed Constellium Muscle Shoals LLC, entered into a $300 million asset-based revolving credit facility (the “Pan-U.S. ABL Facility”), with the lenders from time to time party thereto and Wells Fargo Bank, National Association as administrative agent (the “Pan-U.S. ABL Administrative Agent”) and collateral agent. Concurrently with Ravenswood and Wise Alloys’ entry into the Pan-U.S. ABL Facility, the Ravenswood ABL Facility and the Wise ABL Facility were each terminated. On February 20, 2019, we amended the Pan-U.S. ABL Facility to, among other things, (i) join Constellium Bowling Green LLC as an additional borrower and Constellium Property and Equipment Company LLC as an additional guarantor, (ii) increase the maximum commitments thereunder to $350 million, and (iii) make certain changes to the covenants, terms, and conditions thereof.

The Pan-U.S. ABL Facility provides Ravenswood, Wise Alloys, and Bowling Green a working capital facility for their respective operations. The Pan-U.S. ABL Facility has sublimits of $35 million for letters of credit and $35 million for swingline loans. At the option of Ravenswood, Wise Alloys, and Bowling Green, the maximum borrowings under the Pan-U.S. ABL Facility may be increased by up to an additional $200 million subject to, among other things, payment of a fee in the amount of 0.125% of such increase and the granting of a lien in favor of the Pan-U.S. ABL Administrative Agent over certain accounts receivable (and termination of any factoring facilities with respect to such receivables). The lenders under the Pan-U.S. ABL Facility have provided commitments with respect to such increase (the “Pan-U.S. ABL Incremental Commitments”).

The Pan-U.S. ABL Facility matures on June 21, 2022.

Ravenswood, Wise Alloys, and Bowling Green’s ability to borrow under the Pan-U.S. ABL Facility is limited to a borrowing base equal to the sum of (a) 85% of eligible accounts plus (b) up to the lesser of (i) 80% of the lesser of cost or market value of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory minus (c) applicable reserves, and is subject to other conditions, limitations and reserve requirements.

Interest under the Pan-U.S. ABL Facility is calculated, at the applicable borrower’s election, based on either the LIBOR or base rate (as calculated by the Pan-U.S. ABL Administrative Agent in accordance with the Pan-U.S. ABL Facility). LIBOR loans accrue interest at a rate of LIBOR plus a margin of 1.50-2.00% per annum (determined based on average quarterly excess availability). Base rate loans accrue interest at the base rate plus a margin of 0.50-1.00% per annum (determined based on average quarterly excess availability). Ravenswood, Wise Alloys, and Bowling Green are required to pay a commitment fee on the unused portion of the Pan-U.S. ABL Facility of 0.25% or 0.375% per annum (determined on a ratio of unutilized revolving credit commitments to available revolving credit commitments). Ravenswood, Wise Alloys, and Bowling Green are also required to pay a commitment fee on the unused Pan-U.S. ABL Incremental Commitments of 0.25% per annum.

Subject to customary “breakage” costs with respect to LIBOR loans, borrowings under the Pan-U.S. ABL Facility may be repaid from time to time without premium or penalty.

Ravenswood, Wise Alloys, and Bowling Green’s obligations under the Pan-U.S. ABL Facility are guaranteed by Constellium U.S. Holdings I, LLC, Wise Metals Group, CPEC, and Constellium International (as successor to Holdco II). Ravenswood, Wise Alloys, and Bowling Green’s obligations under the Pan-U.S. ABL Facility are, subject to certain permitted liens, secured by substantially all assets of Ravenswood, Wise Alloys, and Bowling Green. The guarantee by Constellium International of the Pan-U.S. ABL Facility is unsecured.

The Pan-U.S. ABL Facility contains customary terms and conditions, including, among other things, negative covenants limiting Ravenswood, Wise Alloys, and Bowling Green’s ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances (including to other Constellium group companies), make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The Pan-U.S. ABL Facility also contains a financial maintenance covenant that provides that at any time during which borrowing availability thereunder is below 10% of the aggregate commitments under the Pan-U.S. ABL Facility, the Company will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 and a minimum Borrower EBITDA Contribution of 25%, in each case calculated on a trailing twelve month basis. “Borrower EBITDA Contribution” means, for any period, the ratio of (x) the combined EBITDA of Ravenswood, Wise Alloys, Bowling Green, and their respective subsidiaries for such period, to (y) the consolidated EBITDAS of the Company and its subsidiaries for such period.

The Pan-U.S. ABL Facility also contains customary events of default.

French Inventory Facility

On April 21, 2017, Constellium Issoire and Constellium Neuf Brisach (the “French Borrowers”) entered into a €100 million asset-based revolving credit facility (the “French Inventory Facility”) with the lenders from time to time party thereto and Factofrance as agent. The French Inventory Facility was amended on June 13, 2017 to, among other things, make certain changes to the procedure for calculating the Turn Ratio (as defined below). The French Inventory Facility provides the French Borrowers a working capital facility for their operations. The French Inventory Facility was amended on March 29, 2018 to, among other things, make certain changes to the inventory included in the borrowing base.

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

The French Borrowers’ obligations under the French Inventory Facility are guaranteed by Constellium International (as successor to Holdco II) and are secured by possessory and non-possessory pledges of the eligible inventory of the French Borrowers.

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

The German/Swiss Factoring Agreements and the Czech Factoring Agreement are without recourse to the German/Swiss Sellers and the Czech Seller, respectively, for any credit risk resulting from the inability of a debtor to meet its payment obligations under the receivables sold to the German/Swiss Factor, and the Czech Factor, respectively. Constellium International (as successor to Holdco II) has provided a performance guaranty for the Sellers’ obligations under the European Factoring Agreements.

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

The European Factoring Agreements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants. As of and for the fiscal year ended December 31, 2018, the European Factoring Sellers were in compliance with all applicable covenants under the European Factoring Agreements.

Wise Senior Secured Notes (Redeemed in March 2017)

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

Wise ABL Facility (Terminated in June 2017)

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

Wise Alloys’ ability to borrow under the Wise ABL Facility was limited to a borrowing base equal to the sum of (a) 85% of net book value of Wise Alloys’, AEM’s, and TMC’s eligible accounts receivable (other than any accounts receivable from certain foreign account debtors (“Eligible Foreign Account Debtors”)) and other ineligible account debtors (or 90% of the net book value of Wise Alloys’, AEM’s, and TMC’s eligible accounts receivable from Coca-Cola), plus (b) the lesser of (i) 85% of the net book value of Wise Alloys’, AEM’s, and TMC’s eligible accounts receivable from Eligible Foreign Account Debtors and (ii) $12.5 million, plus (c) the lesser of (i) 75% of the value of Wise Alloys’ eligible raw materials, work-in-progress and finished goods inventory and (ii) 85% of the net orderly liquidation value of Wise Alloys’ eligible raw materials, work-in-progress and finished goods inventory, plus (d) the lesser of (i) 5% of the value of Wise Alloys’ eligible raw materials, work-in-progress and finished goods inventory and (ii) 5% of the net orderly liquidation value of Wise Alloys’ eligible raw materials, work-in-process and finished goods inventory; provided that, in the case of each of clauses (i) and (ii), such amount could not exceed $10 million, minus (e) the excess, if any, of the aggregate amount of TMC’s and AEM’s eligible accounts receivable included in the borrowing base pursuant to the foregoing clause (a) over $1.5 million (which could, at the Wise ABL Facility Agent’s sole discretion after completion of a collateral audit, be increased to an amount not to exceed $5 million) minus (f) the aggregate amount of reserves, if any, established by the Wise ABL Facility Agent. Wise Alloys’ ability to borrow under the Wise ABL Facility was also subject to other conditions and limitations.

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

Subject to certain customary exceptions, each purchase under the Wise Factoring Facility is made without recourse to the New Wise RPA Seller. The New Wise RPA Seller has no liability to the Wise Factoring Purchasers, and the Wise Factoring Purchasers are solely responsible for the account debtor’s failure to pay any purchased receivable when it is due and payable under the terms applicable thereto. Constellium International (as successor to Holdco II) has provided a guaranty for the New Wise RPA Seller’s and Wise Alloys’ performance obligations under the Wise Factoring Facility.

The Wise Factoring Facility contains customary covenants. The Wise Factoring Purchasers’ obligation to purchase receivables under the Wise Factoring Facility is subject to certain conditions, including without limitation that certain changes of control shall not have occurred, that there shall not have occurred a material adverse change in the business condition, operations or performance of the New Wise RPA Seller, Wise Alloys, or Constellium International, and that Constellium’s corporate credit rating shall not have been withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s.

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

On October 22, 2018, the Wise Factoring Facility was amended to make certain changes to the eligibility requirements for receivables sold pursuant to the Wise Factoring Facility.

Metal Supply Agreement

In connection with the Acquisition, Constellium Switzerland, a wholly owned indirect subsidiary of Constellium N.V., entered into certain agreements dated as of January 4, 2011 with Rio Tinto Alcan Inc. (“Rio Tinto Alcan”), Aluminium Pechiney and Alcan Holdings Switzerland AG (“AHS”), each of which is an affiliate of Rio Tinto, which provided for, among other things, the supply of metal by Rio Tinto affiliates to Constellium Switzerland, the provision of certain technical assistance and other services relating to aluminium-lithium, a covenant by Rio Tinto Alcan to refrain from producing, supplying or selling aluminium-lithium alloys to third parties and certain cost reimbursement obligations of AHS. Constellium provided a guarantee to Rio Tinto Alcan and Aluminium Pechiney in respect of Constellium Switzerland’s obligations under the supply agreements. Constellium Switzerland and Rio Tinto Alcan had a multi-year supply agreement for the supply of sheet ingot. The agreement provided for certain representations and warranties, audit and inspection rights, on-time shipment requirements and other customary terms and conditions. Each party was required to pay certain penalty or reimbursement amounts in the event it fails or is unable to purchase or supply, as applicable, specified minimum annual quantities of metal. This agreement was terminated effective as of December 31, 2017 on December 14, 2018.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, any entity or arrangement treated as a partnership or pass-through entity for U.S. federal income tax purposes and any investor therein, tax-exempt organizations (including private foundations), individual retirement and other tax-deferred accounts, U.S. expatriates, investors who are not U.S. Holders, U.S. Holders who at any time own or owned (directly, indirectly or constructively) 10% or more of our stock (by vote or value), U.S. Holders that acquire their ordinary shares pursuant to any employee share option or otherwise as compensation, U.S. Holders that hold their ordinary shares as part of a straddle, hedge, conversion, wash sale, constructive sale or other integrated transaction for U.S. federal income tax purposes, U.S. Holders that have a functional currency other than the U.S. dollar or persons required to accelerate the recognition of any item of gross income with respect to our ordinary shares as a result of such income being recognized on an applicable financial statement, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, this discussion does not discuss any U.S. federal estate, gift or alternative minimum tax consequences, any tax consequences of the Medicare tax on certain investment income pursuant to the Health Care and Education Reconciliation Act of 2010, any considerations with respect to FATCA (which for this purpose means Sections 1471 through 1474 of the Code, the Treasury regulations and administrative guidance promulgated thereunder, any intergovernmental agreement entered in connection therewith, and any non-U.S. laws, rules or directives implementing or relating to any of the foregoing), or any state, local or non-U.S. tax consequences. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ordinary shares.

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

Moreover, information reporting generally will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares, in each case, that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States or through certain U.S. intermediaries), unless the U.S. Holder is an exempt recipient. Backup withholding (currently at a rate of 24% for payments made before January 1, 2026) may also apply to such payments, unless the U.S. Holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding by providing a properly completed IRS Form W-9 and otherwise complies with applicable requirements of the backup withholding rules, or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

Material Dutch Tax Consequences

General

The information set out below is a summary of certain material Dutch tax consequences in connection with the acquisition, ownership and disposition of our ordinary shares in the period covered by this Annual Report. This summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant to a particular holder of our ordinary shares. Such holders may be subject to special tax treatment under any applicable law and this summary is not intended to be applicable in respect of all categories of holders of our ordinary shares.

This summary is based on the tax laws of the Netherlands as in effect on January 1, 2019, as well as regulations, rulings and decisions of the Netherlands or of its taxing and other authorities available in printed form on or before such date and now in effect, and as applied and interpreted by Netherlands courts, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

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

Dividend Withholding Tax

General

The Netherlands levies dividend withholding tax on proceeds from shares, profit participating rights and hybrid loans derived from Dutch resident entities with capital stock. Dividends paid on our ordinary shares to a holder of ordinary shares are generally subject to Dutch dividend withholding tax.

Generally, the dividend withholding tax will not be borne by us, but we will withhold from the gross dividends paid on our ordinary shares. 15% Dutch dividend withholding tax will in principle be levied on the gross amount of dividend. The term “dividends” for this purpose includes, but is not limited to:

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

Dutch Residents

Dutch Dividend Withholding Tax

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

A holder of our ordinary shares who is the recipient of dividends (the “Recipient”) will in any case not be considered the beneficial owner of these dividends for Dutch dividend withholding tax purposes if:

•	as a consequence of a combination of transactions, a person or legal entity other than the Recipient wholly or partly, directly or indirectly, benefits from the dividends;

•	such other person or legal entity would in comparison to the Recipient, to a lesser extent be entitled to a credit, reduction or refund of dividend withholding tax; and

•	such other person or legal entity has, directly or indirectly, retained or acquired a similar interest in our ordinary shares.

Non-Dutch Residents

With respect to a holder of our ordinary shares who is not, and is not deemed to be, resident in the Netherlands for purposes of Dutch taxation, or has a permanent establishment in the Netherlands to which our shares are allocable, and who is considered to be a resident of a country other than the Netherlands under the provisions of a treaty for the avoidance of double taxation concluded by the Netherlands and such country, the following may apply.

Such holders of ordinary shares may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such treaty for the avoidance of double taxation, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax.

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

Tax on Income and Capital Gains

Dutch Resident Individuals

An individual who is resident or deemed to be resident in the Netherlands (a “Dutch Resident Individual”) and who holds our ordinary shares will be subject to Netherlands income tax on income and/or capital gains derived from our ordinary shares at the progressive rate (up to 51.75%; rate for 2019) if:

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

If conditions (i) and (ii) above do not apply, any holder of our ordinary shares who is a Dutch Resident Individual will be subject to Netherlands income tax on a deemed return regardless of the actual income and/or capital gains derived from our ordinary shares. This deemed return is calculated by applying the applicable deemed return percentage(s) to the individual’s yield basis (rendementsgrondslag) insofar as this exceeds a certain threshold (heffingvrijvermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets (including, as the case may be, the ordinary shares) held by the Dutch Resident Individual less the fair market value of certain qualifying liabilities, both determined on January 1 of the relevant year. The deemed return percentage to be applied to the yield basis increases progressively from 1.94% to 5.60% depending on such individual’s yield basis. The deemed return percentages will be adjusted annually. The deemed return will be taxed at a rate of 30% (rate for 2019).

Dutch Resident Entities

An entity that is resident or deemed to be resident in the Netherlands (a “Dutch Resident Entity”) will generally be subject to Netherlands corporate income tax with respect to income and capital gains derived from the ordinary shares. The Netherlands corporate income tax rate is 19% for the first €200,000 of the taxable amount, and 25% for the excess of the taxable amount over €200,000 (rates applicable for 2019).

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

Other Taxes or Duties

No Netherlands registration tax, custom duty, stamp duty or any other similar tax or duty will be payable in the Netherlands by a holder of our ordinary shares in respect of or in connection with the acquisition, ownership and disposition of the ordinary shares, except to the extent that the FTT would become applicable. See “Item 3. Key Information—D. Risk Factors—Risks Related to Taxation—Transactions in our ordinary shares could be subject to the European financial transaction tax, if adopted.”

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

Constellium’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2018 based on the criteria established in Internal Control—Integrated Framework

(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on such criteria, Constellium’s management has concluded that, as of December 31, 2018, the Company´s internal control over financial reporting is effective.

C.	Attestation report of the registered public accounting firm.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.

D.	Changes in Internal Control over Financial Reporting

During the period covered by this report, we have not made any change to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that the members of our audit committee, Messrs. Paschke and Ormerod and Mmes. Walker and Brooks satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that each of Messrs. Paschke and Ormerod and Ms. Walker is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers Audit has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2018.

The following table sets out the aggregate fees for professional services and other services rendered to us by PricewaterhouseCoopers in the years ended December 31, 2018 and 2017, and breaks down these amounts by category of service:

	For the year ended December 31,
	2018	2017
	(€ in thousands)
Audit fees	4,048	4,770
Audit-related fees	224	101
Tax fees	276	554
All other fees	3	2
Total*	4,551	5,427

*	Including out-of-pocket expenses amounting to €427,000 and €439,000 for the years ended December 31, 2018 and 2017, respectively.

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

Tax Fees

Tax fees relate to tax compliance, including the preparation of tax returns and assistance with tax audits.

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

The best practice provisions of the Dutch Code that we do not comply with include the following:

•	Diversity policy (Best practice provision2.1.5)

Diversity and equal opportunity employment are core values to Constellium. The Company aims to be a diverse workplace where everyone is respected irrespective of age, gender, race, disability, religion or sexual orientation. A diversity policy may be introduced in the future.

The present Board composition fell short of the Board objective and article 2:391(7) of the Dutch Civil Code regarding gender diversity. As referred to in Item 6 C. regarding gender diversity, the Dutch Civil Code requires at least 30% male and at least 30% female representation.

There are currently three women on our Board, including Lori Walker who was appointed on June 11, 2014, Martha Brooks who was appointed on June 15, 2016, and most recently Stéphanie Frachet who was appointed on May 24, 2018, each as a Non-Executive Director.

Although the Company’s Board remains mostly comprised of men, diversity and equal opportunity employment are core values to Constellium and, subject to the availability of suitable candidates at the time of Board appointments, the Company aims at reaching a well-balanced mix of men and women amongst its Directors.

•	Independence (Best practice provision 2.1.10)

Eight of our eleven Directors are independent and three are not independent. In addition to our CEO, Mr. Germain, who is an Executive Director, Mr. Evans who served as our interim chief executive officer from December 2011 to March 2012, and Ms. Frachet who was selected in 2018 to serve as a director by Bpifrance, our largest shareholder, are not independent pursuant to the Code.

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

Mr. Michiel Brandjes, Ms. Martha Brooks, Mr. Philippe Guillemot, Mr. Peter Hartman, Mr. John Ormerod, and Ms. Lori Walker were each reappointed as Non-Executive Directors for a period of one (1) year, effective from May 24, 2018.

Ms. Stéphanie Frachet was appointed as a Non-Executive Board Member for a period of one (1) year, effective from May 24, 2018.

This deviation gives the shareholders the possibility to already vote on a possible re-appointment after one year. Since we are a relatively recent public company, the maximum term is not an issue at this point.

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

Most of our Non-Executive Directors are (re-) appointed for one year, we currently do not have a retirement schedule. Although there is no plan in place for the succession of members of the Board, the Company shall determine each year how the balance in the requisite expertise, experience and diversity can be retained.

•

The vice-chairman of the board shall deputize for the chairman when the occasion arises. By way of addition to best practice provision 2.2.6 and 2.2.7, the vice-chairman shall act as contact for individual board members concerning the functioning of the chairman of the board (Best practice provisions 2.3.7 and 2.4.3).

We intend to continue to comply with certain corporate governance requirements of the NYSE in lieu of the Dutch Code. Under the corporate governance requirements of the NYSE, we are not required to appoint a Vice-Chairman. If the chairman of our Board is absent, the directors that are present may elect a Non-Executive Director to chair the meeting.

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

Parent Company Condensed Financial Information is included herein in Note 32 to the Consolidated Financial Statements.

The Financial Statements of Constellium-UACJ ABS LLC are incorporated herein by reference to Exhibit 10.32 of this Annual Report pursuant to Rule 3-09 of Regulation S-X promulgated by the United States Securities and Exchange Commission.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

EXHIBIT INDEX

The following documents are filed as part of this Annual Report:

3.1	Amended and Restated Articles of Association of Constellium N.V. (incorporated by reference to Exhibit 3.1 of Constellium N.V.’s Amendment No. 3 to the Registration Statement on Form F-1 filed on May 21, 2013, File No. 333-188556)

3.2	Deed of Conversion-Constellium N.V. (incorporated by reference to Exhibit 3.2 of Constellium N.V.’s Amendment No. 4 to the Registration Statement on Form F-1 filed on May 21, 2013, File No. 333-188556)

3.3	Amendment to the Articles of Association of Constellium N.V. (incorporated by reference to Exhibit 3.3 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.1	Second Amendment to Credit Agreement, dated as of March 25, 2013, among Constellium Holdco B.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the new Term Lenders party thereto, Deutsche Bank Trust Company Americas, as the Existing Administrative Agent, and Deutsche Bank AG New York Branch, as the successor Administrative Agent (incorporated by reference to Exhibit 4.2 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.2	Third Amendment to Credit Agreement, dated as of July 31, 2013, among Constellium N.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

4.3	ABL Credit Agreement, dated as of May 25, 2012, among Constellium Holdco II B.V., Constellium U.S. Holdings I, LLC, Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders from time to time party hereto, and Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.4	First Amendment to Credit Agreement, dated as of January 7, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.5 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.5	Second Amendment to Credit Agreement, dated as of March 25, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.4 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.6	Third Amendment to Credit Agreement, dated as of October 1, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders party thereto, and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated by reference to Exhibit 4.6 of Constellium N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

4.7	Fourth Amendment to Credit Agreement, dated as of May 7, 2014, among Constellium Rolled Products Ravenswood, LLC, as borrower, Deutsche Bank Trust Company Americas, as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 4.8 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.8	Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.750% Senior Notes due 2024 (incorporated by reference to Exhibit 4.7 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.9	Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.15 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.10	Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.11	Third Supplemental Indenture (5.750% Senior Notes due 2024), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.12	Fourth Supplemental Indenture, dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.12 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.13	Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.625% Senior Notes due 2021 (incorporated by reference to Exhibit 4.8 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.14	Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.18 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.15	Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.19 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.16	Third Supplemental Indenture (4.625% Senior Notes due 2021), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.20 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.17	Fourth Supplemental Indenture, dated as of November 30, 2017, among Constellium International S.A.S., Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.17 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.18	Indenture, dated as of December 19, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 8.00% Senior Notes due 2023 (incorporated by reference to Exhibit 4.12 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.19	Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Constellium N.V., and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.21 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.20	Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.22 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.21	Supplemental Indenture (8.00% Senior Notes due 2023), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.24 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.22	Indenture, dated as of December 19, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 7.00% Senior Notes due 2023 (incorporated by reference to Exhibit 4.13 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.23	Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.24 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.24	Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.25 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.25	Supplemental Indenture (7.00% Senior Notes due 2023), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.28 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.26	Indenture, dated as of March 30, 2016, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 7.875% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 4.26 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.27	Supplemental Indenture (7.875% Senior Secured Notes due 2021), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.30 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.28	Parity Lien Intercreditor Agreement, dated as of March 30, 2016, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.27 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.29	Indenture, dated as of December 11, 2013, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent, providing for the issuance of the 8 3/4% Senior Secured Notes due 2018 (incorporated by reference to Exhibit 4.14 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.30	First Supplemental Indenture, dated as of April 16, 2014, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.29 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.31	Second Supplemental Indenture, dated as of June 4, 2014, among WAC I, LLC, Wise Metals Group LLC, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.30 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.32	Third Supplemental Indenture, dated as of October 17, 2014, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.31 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.33	Credit Agreement, dated as of December 11, 2013, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Administrative Agent (incorporated by reference to Exhibit 4.15 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.34	Waiver and Amendment No. 1 to Credit Agreement, dated as of March 4, 2014, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.33 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.35	Consent and Amendment No. 2 to Credit Agreement, dated as of June 30, 2014, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.34 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.36	Amendment No. 3 to Credit Agreement, dated as of November 26, 2014, by and among Wise Alloys LLC, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.37	Consent and Amendment No. 4 to Credit Agreement, dated as of December 23, 2014, by and among Wise Alloys LLC, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.17 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.38	Amendment No. 5 to Credit Agreement, dated as of March 23, 2015, among Wise Alloys LLC, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.37 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.39	Amendment No. 6 to Credit Agreement, dated as of November 4, 2015, by and among Wise Alloys LLC, as Borrower, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.38 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.40	Amendment No. 7 to Credit Agreement, dated as of February 7, 2017, by and among Wise Alloys LLC, as Borrower, the other credit parties party thereto, the lenders party thereto, and Wells Fargo Bank, National Association, as successor Agent (incorporated by reference to Exhibit 4.43 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.41	Indenture, dated as of February 16, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 6.625% Senior Notes due 2025 (incorporated by reference to Exhibit 4.45 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.42	Indenture, dated as of November 9, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.875% Senior Notes due 2026 (incorporated by reference to Exhibit 4.42 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.43	First Supplemental Indenture (5.875% Senior Notes due 2026), dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.43 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.44	Indenture, dated as of November 9, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.250% Senior Notes due 2026 (incorporated by reference to Exhibit 4.44 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.45	First Supplemental Indenture (4.250% Senior Notes due 2026), dated as of November 30, 2017, among Constellium International S.A.S., Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.45 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.46	Credit Agreement, by and among Wise Alloys LLC and Constellium Rolled Products Ravenswood, LLC, as Borrowers, Wise Metals Group LLC and Constellium US Holdings I, LLC, as Loan Parties, Constellium Holdco II B.V., as Parent Guarantor, the lenders party thereto, Wells Fargo Bank, N.A., as Administrative Agent and Collateral Agent, the Joint Lead Arrangers and Joint Bookrunners party thereto, and the Co-Syndication Agents party thereto, dated as of June 21, 2017 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

4.46.1	Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, and Constellium Bowling Green LLC, as Borrowers, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, and Constellium Property and Equipment Company, LLC, as Loan Parties, Constellium International S.A.S., as Parent Guarantor, the lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of February 20, 2019**

4.47	Underwriting Agreement, dated as of October 31, 2017, by and among the Company, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as representatives of the underwriters named therein (incorporated by reference to Exhibit 99.1 of Constellium N.V.’s Form 6-K filed on November 3, 2017, File. No. 001-35931)

4.48	First Supplemental Indenture (6.625% Senior Notes due 2025), dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.48 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

10.1	Amended and Restated Shareholders Agreement, dated May 29, 2013, among Constellium N.V. and the other signatories thereto (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.2	2017 Long-Term Incentive Award Agreement (incorporated by reference to Exhibit 10.7 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.3	Amended and Restated Factoring Agreement between Alcan Rhenalu S.A.S. as French Seller, Alcan Aerospace S.A.S. as French Seller, Alcan Softal S.A.S. as French Seller, Alcan France Extrusions S.A.S. as French Seller, Alcan Aviatube S.A.S. as French Seller, Omega Holdco II B.V. as Parent Company, Engineered Products Switzerland A.G. as Sellers’ Agent and GE Factofrance S.N.C. as Factor, dated January 4, 2011, as amended as of November 8, 2013 (incorporated by reference to Exhibit 10.7 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.4	Amendment and Consent Letter No 10 between GE Factofrance S.A.S. as Factor and Constellium Switzerland AG, Constellium Holdco II B.V., Constellium France S.A.S., Constellium Extrusions France S.A.S. and Constellium Aviatube S.A.S. as French Sellers, dated February 3, 2014 (incorporated by reference to Exhibit 10.7.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

10.5	Amendment and Restatement Agreement among Constellium Issoire, as Seller, Constellium Neuf Brisach, as Seller, Constellium Extrusions France, as Seller, Constellium Holdco II B.V., as Parent Company, Constellium Switzerland A.G., as Sellers agent, and GE Factofrance SAS, as Factor, dated December 3, 2015 (incorporated by reference to Exhibit 10.8 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

10.6	Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010 (incorporated by reference to Exhibit 10.8 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.7	Country Specific Amendment Agreement (Switzerland) to the Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010 (incorporated by reference to Exhibit 10.9 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.8	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Valais AG (formerly: Alcan Aluminium Valais AG), dated November 12, 2013 (incorporated by reference to Exhibit 10.9.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.8.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Valais S.A. Sierre, dated May 27, 2016 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.8.2	Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Valais S.A., dated December 21, 2016 (incorporated by reference to Exhibit 10.10.2 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.9	Factoring Agreement between GE Capital Bank AG and Alcan Aluminium-Presswerke GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.10 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.9.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Deutschland GmbH (formerly Alcan Aluminium-Presswerke GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.9.2	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Deutschland GmbH, dated May 27, 2016 (incorporated by reference to Exhibit 10.11.2 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.9.3	Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Extrusions Deutschland GmbH, dated December 21, 2016 (incorporated by reference to Exhibit 10.11.3 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.10	Factoring Agreement between GE Capital Bank AG and Constellium Rolled Products Singen GmbH & Co. KG, dated May 27, 2016 (incorporated by reference to Exhibit 10.12 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.10.1	Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG and Constellium Rolled Products Singen GmbH & Co. KG, dated December 21, 2016 (incorporated by reference to Exhibit 10.12.1 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.11	Factoring Agreement between GE Capital Bank AG and Alcan Singen GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.11 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.11.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH (formerly: Alcan Singen GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.12	Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH, dated March 26, 2014 (incorporated by reference to Exhibit 10.13 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

10.12.1	Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH, dated May 27, 2016 (incorporated by reference to Exhibit 10.14.1 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.12.2	Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Singen GmbH, dated December 21, 2016 (incorporated by reference to Exhibit 10.14.2 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.13	Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Děčín S.R.O., dated June 26, 2015 (incorporated by reference to Exhibit 10.14 of Constellium N.V.’s Form 20-F furnished on April 18, 2017, File No. 001-35931)

10.13.1	Amendment Agreement to a Factoring Agreement between GE Capital AG and Constellium Extrusions Děčín s.r.o., dated May 27, 2016 (incorporated by reference to Exhibit 10.15.1 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.13.2	Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Extrusions Dě čín s.r.o., dated December 21, 2016 (incorporated by reference to Exhibit 10.15.2 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.14	Metal Supply Agreement between Engineered Products Switzerland AG and Rio Tinto Alcan Inc. for the supply of sheet ingot in Europe, dated January 4, 2011 (incorporated by reference to Exhibit 10.12 of Constellium N.V.’s Amendment No. 3 to the Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)+

10.15	Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.16	Form of Restricted Stock Unit Award Agreement under the Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 of Constellium N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

10.17	Unit Purchase Agreement between Constellium N.V., Wise Metals Holdings LLC and Silver Knot, LCC, dated October 3, 2014 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Form 6-K furnished on October 3, 2014)

10.18	Receivables Purchase Agreement, dated as of March 23, 2015, between Wise Alloys Funding LLC, as Seller, Wise Alloys LLC, as Servicer, and HSBC Bank USA, National Association, as Purchaser (incorporated by reference to Exhibit 10.16 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

10.19	First Amendment to Receivables Purchase Agreement, dated as of October 27, 2015, between Wise Alloys Funding LLC, as Seller, Wise Alloys LLC, as Servicer, and HSBC Bank USA, National Association, as Purchaser (incorporated by reference to Exhibit 10.20 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

10.20	Amended and Restated Receivables Purchase Agreement, dated November 22, 2016, among Wise Alloys LLC, as Servicer, Wise Alloys Funding II LLC, as Seller, Hitachi Capital America Corp., as Purchaser, Intesa Sanpaolo S.p.A., New York Branch, as Purchaser, and Greensill Capital Inc., as Purchaser Agent (incorporated by reference to Exhibit 10.23 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.22	Employment Agreement of Jean-Marc Germain, dated as of April 25, 2016 (incorporated by reference to Exhibit 10.25 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.23	Employment Agreement of Peter R. Matt, dated as of October 26, 2016 (incorporated by reference to Exhibit 10.26 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.24	Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of June 13, 2017 (incorporated by reference to Exhibit 10.2 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.24.1	Second Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of March 29, 2018**‡

10.25	Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of April 21, 2017 (incorporated by reference to Exhibit 10.3 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.25.1	First Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser and Greensill Capital Inc., as purchaser agent, dated June 28, 2016 (incorporated by reference to Exhibit 10.4 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)**

10.25.2	Second Omnibus Amendment, dated as of January 25, 2017, among Wise Alloys LLC, as Servicer, Wise Alloys Funding II LLC, as Seller, Hitachi Capital America Corp., as Purchaser, Intesa Sanpaolo S.p.A., New York Branch, as Purchaser, and Greensill Capital Inc., as Purchaser Agent (incorporated by reference to Exhibit 10.24 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)**

10.25.3	Third Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital Inc., as purchaser agent, dated May 12, 2017 (incorporated by reference to Exhibit 10.5 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)**

10.25.4	Fourth Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as successor purchaser agent to Greensill Capital Inc., dated January 2, 2018 (incorporated by reference to Exhibit 10.31 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

10.25.5	Fifth Omnibus Amendment, by and among Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC), as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as purchaser agent, dated October 22, 2018**

10.28	Amendment and Restatement Agreement, by and among Constellium lssoire, Constellium Neuf Brisach and Constellium Extrusions France, as Sellers, Constellium Holdco II BV, as Parent Company, Constellium Switzerland AG, as Sellers’ Agent, and FactoFrance S.A.S., as Factor, dated as of April 19, 2017 (incorporated by reference to Exhibit 10.6 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.29	Long-Term Incentive Award Agreement, effective as of July 31, 2017 (incorporated by reference to Exhibit 10.7 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.30	Form of 2017 Long-Term Incentive Award Agreement Award Letter (incorporated by reference to Exhibit 10.8 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.30.1	2018 Long Term Incentive Award Agreement, effective as of May 25, 2018**

10.30.2	Form of 2018 Long Term Incentive Award Letter for a grant of Restricted Stock Units**

10.30.3	Form of 2018 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units**

10.30.4	Long Term Incentive Award Letter—Clarification, dated as of June 26, 2018**

10.32	Constellium-UACJ ABS LLC Financial Statements as of and for the years ended December 31, 2018, 2017 and 2016**

10.33	Information under the heading “Description of Capital Stock” in Constellium N.V.’s Registration Statement on Form F-3ASR, filed with the SEC on October 30, 2017 (incorporated by reference to the “Description of Capital Stock” in Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.34	Constellium US Holdings I, LLC U.S. Nonqualified Deferred Compensation and Restoration Plan, effective as of January 1, 2019**

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 11, 2019**

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 11, 2019**

13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated as of March 11, 2019**

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated as of March 11, 2019**

15.1	Consent of Independent Registered Public Accounting Firm**

15.2	Consent of Independent Registered Public Accounting Firm**

21.1	List of subsidiaries**

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

**	Filed herein.
+	Confidential treatment granted as to certain portions, which portions have been provided separately to the Securities and Exchange Commission.
‡	Translated in part.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CONSTELLIUM N.V.

By:	/s/ Jean-Marc Germain
	Name:	Jean-Marc Germain
	Title:	Chief Executive Officer

Date: March 11, 2019

INDEX TO FINANCIAL STATEMENTS

Constellium N.V. Audited Consolidated Financial Statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Constellium N.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Constellium N.V. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income/ (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as endorsed by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

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

Neuilly-sur-Seine, France

PricewaterhouseCoopers Audit

/s/ Cédric Le Gal

Cédric Le Gal

Partner

March 11, 2019

We have served as the Company’s auditor since 2011.

CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Revenue	3	5,686	5,237	4,743
Cost of sales		(5,148)	(4,682)	(4,208)

Gross profit		538	555	535

Selling and administrative expenses		(247)	(247)	(253)
Research and development expenses		(40)	(36)	(31)
Restructuring costs		(1)	(4)	(5)
Other gains / (losses)—net	8	154	70	21

Income from operations		404	338	267

Finance costs—net	10	(149)	(260)	(188)
Share of loss of joint-ventures	18	(33)	(29)	(14)

Income before income tax		222	49	65

Income tax expense	11	(32)	(80)	(69)

Net income / (loss)		190	(31)	(4)

Net income / (loss) attributable to:
Equity holders of Constellium		188	(31)	(4)
Non-controlling interests		2	—	—

Net income / (loss)		190	(31)	(4)

Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Notes	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Basic	12	1.40	(0.28)	(0.04)
Diluted	12	1.37	(0.28)	(0.04)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Notes	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Net income / (loss)		190	(31)	(4)

Other comprehensive income / (loss):
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations		24	12	(20)
Income tax on remeasurement on post-employment benefit obligations		(6)	(8)	2
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	23	(25)	46	(27)
Net investment hedges	23	(4)	—	—
Income tax on hedges	19	8	(15)	9
Currency translation differences		10	(20)	6

Other comprehensive income / (loss)		7	15	(30)

Total comprehensive income / (loss)		197	(16)	(34)

Attributable to:
Equity holders of Constellium		195	(15)	(34)
Non-controlling interests		2	(1)	—

Total comprehensive income / (loss)		197	(16)	(34)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At December 31, 2018	At December 31, 2017
Assets

Current assets
Cash and cash equivalents	13	164	269
Trade receivables and other	14	587	419
Inventories	15	660	643
Other financial assets	22	30	69

		1,441	1,400

Non-current assets
Property, plant and equipment	16	1,666	1,517
Goodwill	17	422	403
Intangible assets	17	70	68
Investments accounted for under the equity method	18	1	1
Deferred income tax assets	19	163	164
Trade receivables and other	14	64	48
Other financial assets	22	74	110

		2,460	2,311

Total Assets		3,901	3,711

Liabilities

Current liabilities
Trade payables and other	20	968	930
Borrowings	21	57	106
Other financial liabilities	22	60	23
Income tax payable		8	11
Provisions	25	46	40

		1,139	1,110

Non-current liabilities
Trade payables and other	20	27	54
Borrowings	21	2,094	2,021
Other financial liabilities	22	29	43
Pension and other post-employment benefit obligations	24	610	664
Provisions	25	94	113
Deferred income tax liabilities	19	22	25

		2,876	2,920

Total Liabilities		4,015	4,030

Equity
Share capital	27	3	3
Share premium	27	420	420
Retained deficit and other reserves		(545)	(750)

Equity attributable to equity holders of Constellium		(122)	(327)
Non-controlling interests		8	8

Total Equity		(114)	(319)

Total Equity and Liabilities		3,901	3,711

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2018	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)

Change in accounting policies	—	—	—	—	—	—	(2)	(2)	—	(2)

At January 1, 2018 restated	3	420	(147)	13	(7)	25	(636)	(329)	8	(321)

Net income	—	—	—	—	—	—	188	188	2	190
Other comprehensive income / (loss)	—	—	18	(21)	10	—	—	7	—	7

Total comprehensive income / (loss)	—	—	18	(21)	10	—	188	195	2	197

Transactions with equity holders
Share-based compensation	—	—	—	—	—	12	—	12	—	12

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2018	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2017	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)

Net loss	—	—	—	—	—	—	(31)	(31)	—	(31)
Other comprehensive income / (loss)	—	—	4	31	(19)	—	—	16	(1)	15

Total comprehensive income / (loss)	—	—	4	31	(19)	—	(31)	(15)	(1)	(16)

Transactions with equity holders
Share issuance	1	258	—	—	—	—	—	259	—	259
Share-based compensation	—	—	—	—	—	8	—	8	—	8

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At December 31, 2017	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)

Net loss	—	—	—	—	—	—	(4)	(4)	—	(4)
Other comprehensive (loss) / income	—	—	(18)	(18)	6	—	—	(30)	—	(30)

Total comprehensive (loss) / income	—	—	(18)	(18)	6	—	(4)	(34)	—	(34)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	6	—	6	—	6

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2016	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Net income / (loss)		190	(31)	(4)
Adjustments
Depreciation and amortization	16, 17	197	171	155
Finance costs—net	10	149	260	188
Income tax expense	11	32	80	69
Share of loss of joint-ventures	18	33	29	14
Unrealized losses / (gains) on derivatives—net and from remeasurement of monetary assets and liabilities—net		86	(54)	(74)
(Gains) / losses on disposal	8	(186)	3	10
Other—net		14	7	(14)

Interest paid		(129)	(185)	(174)
Income tax paid		(23)	(18)	(14)
Change in trade working capital
Inventories		(9)	(99)	(42)
Trade receivables		(145)	(91)	28
Trade payables		(27)	124	(18)
Margin calls		(5)	—	—
Change in provisions and pension obligations		(58)	(24)	(26)
Other working capital		(53)	(12)	(10)

Net cash flows from operating activities		66	160	88

Purchases of property, plant and equipment	4	(277)	(276)	(355)
Acquisition of subsidiaries net of cash acquired		—	—	21
Proceeds from disposals net of cash		200	2	(5)
Equity contribution and loan to joint-ventures		(24)	(41)	(37)
Other investing activities		10	23	11

Net cash flows used in investing activities		(91)	(292)	(365)

Net proceeds received from issuance of shares		—	259	—
Proceeds from issuance of Senior Notes	21	—	1,440	375
Repayment of Senior Notes	21	—	(1,559)	(148)
(Repayments) / proceeds from revolving credit facilities and other loans	21	(68)	29	(69)
Payment of deferred financing costs and exit fees		—	(118)	(19)
Transactions with non-controlling interests		—	—	(2)
Other financing activities		(14)	10	8

Net cash flows (used in) / from financing activities		(82)	61	145

Net (decrease) / increase in cash and cash equivalents		(107)	(71)	(132)
Cash and cash equivalents—beginning of year		269	347	472
Cash and cash equivalents classified as held for sale—beginning of year		—	—	4
Effect of exchange rate changes on cash and cash equivalents		2	(7)	3

Cash and cash equivalents—end of year	13	164	269	347

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

NOTE 1—GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in North America, Europe and China and operates 26 production facilities, 3 administrative centers and 3 R&D centers. The Group has approximately 13,000 employees.

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

The Consolidated Financial Statements have been authorized for issue by the Board of Directors on March 11, 2019.

2.2 Application of new and revised IFRS

The Group has adopted IFRS 15—Revenue from Contracts with Customers and IFRS 9—Financial Instruments effective January 1, 2018.

Several other amendments and interpretations apply for the first time in 2018, but do not have any impact on the Consolidated Financial Statements of the Group. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11—Construction Contracts, IAS 18—Revenue and related Interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized in an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The Group adopted IFRS 15 using the cumulative effect method of adoption at the date of initial application for contracts that were not completed at that date. There was no cumulative effect adjustment to the opening balance of retained earnings in the Consolidated Financial Statements of Financial Position as of January 1, 2018, as a result of the adoption of IFRS 15.

The Group primarily contracts with customers for the sale of rolled or extruded aluminium products. For the majority of our business, performance obligations with customers begin when we acknowledge a purchase order for a specific customer order of product to be delivered in the near-term. These purchase orders are short-term in nature, although they may be governed by long-term multi-year frame agreements.

The Group has concluded that revenue from sale of goods, measured at the fair value of the consideration received or receivable, should be recognized at the point in time when control of the asset is transferred to the customer, generally upon delivery, similar to the Group revenue recognition model under IAS 18. In certain limited circumstances, the Group may be required to recognize revenue over time for products that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. This could result in recognizing revenue earlier than under prior IFRS rules which required recognition at a point in time for these transactions. However, as of the date of initial application and for the year ended December 31, 2018, IFRS 15 had no impact on the timing of our revenue recognition.

Revenue is measured at the fair value of the consideration received or receivable. Revenue from product sales, net of trade discounts, allowances and volume-based incentives, is recognized for the amount the Group expects to be entitled to, generally upon delivery, and provided persuasive evidence that control has transferred.

Upon adoption of IFRS 15, the Group made the following reclassifications in its opening financial position:

(in millions of Euros)	Carrying amount December 31, 2017	Contract liabilities reclassification	Carrying amount January 1, 2018
Trade receivables and other	467	18	485
Trade payables and other	(984)	(41)	(1,025)
Provisions	(153)	23	(130)

Contract liabilities, which have been reclassified, consist of expected volume discounts, rebates, incentives, refunds and penalties and price concessions. Contract liabilities were previously presented as provisions or as a reduction in trade receivables. Contract liabilities as of December 31, 2018 are presented in NOTE 20—Trade payables and other.

IFRS 9 Financial Instruments

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9—Financial Instruments from January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the Consolidated Financial Statements. The new accounting policies are set out in the note below. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated.

i. Classification and measurement

On January 1, 2018 (the date of initial application of IFRS 9), the Group’s management assessed which business models apply to the financial assets held by the group and classified its financial instruments into the appropriate IFRS 9 categories. The main effect results from the reclassification of Trade receivables from the Loan and receivables category to Fair value through OCI category (FVOCI), as receivables may be either held until collection or sold as part of factoring arrangements. There was no significant difference between the previous carrying amount and the fair value of the other financial assets as of January 1, 2018 to be recognized in opening retained earnings, as a result of their liquidity or short maturity.

Consistent with IAS 39, derivatives are required to be held at Fair Value through Profit and Loss (FVPL) under IFRS 9 as they do not meet the criteria for amortized cost or FVOCI unless they are designated for hedge accounting.

•    Financial assets

Financial assets are classified either: (a) at amortized cost, (b) at fair value through other comprehensive income (FVOCI), or (c) at fair value through profit or loss (FVPL). The classification depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing the financial assets. Management determines the classification of Constellium’s financial assets at initial recognition.

i.

Assets at amortized cost are comprised of other receivables, non-current loans receivable and current loans receivable in the Consolidated Statement of Financial Position. They are held within a business model whose objective is to hold assets in order to collect contractual cash flows provided they give rise to cash flows that are ‘solely payments of principal and interest’ on the principal amount outstanding. They are carried at amortized cost using the effective interest rate method, less any impairment. They are classified as current or non-current assets based on their maturity date.

ii.

Assets at fair value through OCI are comprised of trade receivables in the Consolidated Statement of Financial Position. The business model is to maintain liquidity for the Group, should the need arise, which leads to sales through factoring agreements that are more than infrequent and significant in value. Therefore, trade receivables are managed under an objective that results in both collecting the contractual cash flows and selling the receivables to the factors. The portfolio of trade receivables is therefore classified as measured at fair value through OCI. Foreign exchange revaluation and impairment losses or reversals are recognized in profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss. These assets are classified as current or non-current assets based on their maturity date.

iii.

Assets at fair value through profit or loss are comprised of derivatives except when they are designated as hedging instruments in a hedging relationship that qualifies for hedge accounting in accordance with IAS 39, ‘Financial instruments’. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the Consolidated Income Statement.

•    Financial liabilities

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

ii. Impairment of financial assets

Financial assets subject to IFRS 9’s new expected credit loss model includes: cash and cash equivalents, trade receivables and other and loans to joint ventures.

The impact of the change in impairment methodology on the Group’s retained earnings and equity is disclosed as follows:

•	For cash and cash equivalents, the identified impairment loss was immaterial.

•

For trade receivables and other (including contract assets and other receivables), the group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. The application of the IFRS 9 expected credit loss model resulted in an immaterial impairment loss.

•

For loans to joint ventures the application of the amendment to IAS 28 and the IFRS 9 expected credit loss model resulted in the recognition of a loss allowance of €2 million in opening retained earnings net of tax (previous loss allowance was nil).

iii. Hedging

The Group did not adopt the disposition of IFRS 9 on hedging and will therefore continue to apply the provisions of IAS 39. (Refer to Note 2.6)

iv. Offsetting financial instruments

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

2.3 New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new standards and interpretations that have been issued but are not yet effective and which could affect the Group’s future Consolidated Financial Statements:

IFRS 16—Leases, deals with principles for the recognition, measurement, presentation and disclosures of leases. The standard provides an accounting model, requiring a lessee to recognize assets and liabilities for eligible leases.

The standard will replace IAS 17—Leases and will be effective for accounting years beginning on or after January 1, 2019. The Group plans to adopt IFRS 16 retrospectively with the cumulative effect of initially applying the standard recognized at the initial date of application. The group has elected to apply the practical expedients for low value assets, short term leases and non-lease components as a single component.

The group expects to recognize right-of-use assets of approximately €102 million and lease liabilities of €102 million on January 1, 2019.

IFRIC 23—Uncertainty over Income Tax Treatments

This interpretation provides a framework to consider, recognize and measure the accounting impact of tax uncertainties. It specifies how to determine the unit of account and the recognition and measurement guidance to be applied to that unit. The interpretation also explains when to reconsider the accounting for a tax uncertainty, and it states specifically that the absence of comment from the tax authority is unlikely, in isolation, to trigger a reassessment. The impact of this interpretation on the Group’s results and financial situation is being evaluated. The Company expects no significant impact on its Consolidated Financial Statements from the effect of applying IFRIC 23.

The interpretation is effective for annual years beginning on or after January 1, 2019.

The Group plans to adopt the new standards and interpretations on their required effective dates.

2.4 Basis of preparation

In accordance with IAS 1—Presentation of Financial Statements, the Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Consolidated Financial Statements respectively in NOTE 13—Cash and Cash Equivalents, NOTE 21—Borrowings and NOTE 23—Financial Risk Management.

The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants.

Accordingly, the Group continues to adopt the going concern basis in preparing the Consolidated Financial Statements. Management considers that this assumption is not invalidated by the Group’s negative equity at December 31, 2018. This assessment was confirmed by the Board of Directors on March 11, 2019.

2.5 Presentation of the operating performance of each operating segment and of the Group

In accordance with IFRS 8—Operating Segments, operating segments are based upon the product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Adjusted EBITDA is defined as income /(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

2.6 Principles governing the preparation of the Consolidated Financial Statement

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

Investments over which the Group has significant influence are accounted for under the equity method. Investments over which the Group has joint control are accounted for either as joint ventures under the equity method or as joint arrangements in relation to their interest in the joint operation.

Joint venture investments are initially recorded at cost. Subsequently they are increased or decreased by the Group’s share in the profit or loss, or by other movements reflected directly in the equity of the entity.

Business combinations

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

Acquisition related costs are expensed as incurred and are included in Other gains / (losses)—net in the Consolidated Income Statement.

Cash-generating units

The reporting units (which generally correspond to industrial sites), the lowest level of the Group’s internal reporting, have been identified as cash-generating units.

Goodwill

Goodwill arising from a business combination is carried at cost as established at the date of the business combination less accumulated impairment losses, if any.

Goodwill is allocated and monitored at the operating segments level which are the groups of cash-generating units that are expected to benefit from the synergies of the combination. The operating segments represent the lowest levels within the Group at which the goodwill is monitored for internal management purposes.

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

Value in use calculations use cash flow projections based on financial budgets approved by management and usually covering a 5-year period. Cash flows beyond this period are estimated using a perpetual long-term growth rate for the subsequent years.

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

Any impairment loss is recognized in the line Impairment in the Consolidated Income Statement. An impairment loss recognized for goodwill cannot be reversed in subsequent years.

Non-current assets (and disposal groups) classified as held for sale & Discontinued operations

IFRS 5—Non-current Assets Held for Sale and Discontinued Operations defines a discontinued operation as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components, (ii) is classified as held for sale or has been disposed of, and (iii) represents a separate major line of business or geographic areas of operations.

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

Assets and liabilities held for sale are presented in separate line items in the Consolidated Statement of Financial Position of the year during which the decision to sell is made.

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

Foreign operations: presentation currency and foreign currency translation

In the preparation of the Consolidated Financial Statements, the year-end balances of assets, liabilities and components of equity of Constellium’s entities and businesses are translated from their functional currencies into Euros, the presentation currency of the Group, at their respective year-end exchange rates. Revenue, expenses and cash flows of Constellium’s entities and businesses are translated from their functional currencies into Euros using their respective average exchange rates for the year.

The net differences arising from exchange rate translation are recognized in the Consolidated Statement of Comprehensive Income / (Loss).

The following table summarizes the main exchange rates used for the preparation of the Consolidated Financial Statements:

		Year ended December 31, 2018		Year ended December 31, 2017		Year ended December 31, 2016
Foreign exchange rate for 1 Euro		Average rate	Closing rate	Average rate	Closing rate	Average rate	Closing rate
U.S. Dollars	USD	1.1798	1.1450	1.1273	1.1993	1.1063	1.0541
Swiss Francs	CHF	1.1546	1.1269	1.1103	1.1702	1.0901	1.0739
Czech Koruna	CZK	25.6452	25.7240	26.3151	25.5349	27.0342	27.0210

Research and development costs

Costs incurred on development projects are recognized as intangible assets when the following criteria are met:

-	It is technically feasible to complete the intangible asset so that it will be available for use;

-	Management intends to complete and use the intangible asset;

-	There is an ability to use the intangible asset;

-	It can be demonstrated how the intangible asset will generate probable future economic benefits;

-	Adequate technical, financial and other resources to complete the development and use or sell the intangible asset are available; and

-	The expenditure attributable to the intangible asset during its development can be reliably measured.

Development expenditures which do not meet these criteria are expensed as incurred. Development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

Other gains / (losses)—net

Other gains / (losses)—net include: (i) realized and unrealized gains and losses on derivatives contracted for commercial purposes and accounted for at fair value through profit or loss, (ii) unrealized exchange gains and losses from the remeasurement of monetary assets and liabilities and (iii) the ineffective portion of changes in fair value of derivatives, which are designated for hedge accounting.

Other gains / (losses)—net separately identifies other unusual, infrequent or non-recurring items. Such items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Interest income and expense

Interest income is recorded using the effective interest rate method on loans, receivables and on the interest bearing components of cash and cash equivalents.

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

Derivatives financial instruments

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in Other Comprehensive Income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Income Statement in ‘Other gains / (losses)—net’.

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

Weighted-average costs for raw materials, stores, work in progress and finished goods are calculated using the costs experienced in the current period based on normal operating capacity (and include the purchase price of materials, freight, duties and customs, the costs of production, which includes labor costs, materials and other expenses, that are directly attributable to the production process and production overheads).

Trade account receivables

Recognition and measurement

Trade account receivables are recognized at fair value through OCI since they are managed under an objective that results in both collecting the contractual cash flows and selling the receivables to the factors. Prior to the adoption of IFRS 9, trade account receivables were recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less impairment. In prior years, the impairment of trade receivables was assessed based on the incurred loss model. Individual receivables known to be uncollectible were written off by reducing the carrying amount directly. The other receivables were assessed collectively, to determine whether there was an objective evidence that an impairment had been incurred but not yet identified.

Factoring arrangements

In non-recourse factoring arrangements, under which the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized from the Consolidated Statement of Financial Position. When trade account receivables are sold with limited recourse, and substantially all the risks and rewards associated with these receivables are not transferred, receivables are not derecognized. Where the entity does not derecognize the receivables, the cash received from the Factor is classified as a financing cash inflow, the derecognition of the related liability as a financing cash outflow and the settlement of the receivables as an operating cash inflow. Arrangements in which the Group derecognizes receivables result in changes in trade receivables, which are reflected as cash flows from operating activities.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash in bank accounts and on hand, short-term deposits held on call with banks and other short-term highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and are subject to insignificant risk of changes in value, less bank overdrafts that are repayable on demand, provided there is an offset right.

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

Legal matters are reviewed on a regular basis to determine if there have been changes in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss. Depending on their nature, these costs may be charged to the line Cost of sales or Other gains / (losses)—net in the Consolidated Income

Statement. Included in other potential claims are provisions for product warranties and guarantees to settle the net present value portion of any settlement costs for potential future legal actions, claims and other assertions that may be brought by Constellium’s customers or the end-users of products. Provisions for product warranty and guarantees are charged to the line Cost of sales in the Consolidated Income Statement.

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

Pension, other post-employment plans and other long-term employee benefits

For defined contribution plans, the contribution paid in respect of service rendered over the service year is recognized in the Consolidated Income Statement. This expense is included in Cost of sales, Selling and administrative expenses or Research and development expenses, depending on its nature.

For defined benefit plans, the retirement benefit obligation recognized in the Consolidated Statements of Financial Position represents the present value of the defined benefit obligation as reduced by the fair value of plan assets. The effects of changes in actuarial assumptions and experience adjustments are presented in the Consolidated Statement of Comprehensive Income / (Loss). The amount charged to the Consolidated Income Statement in respect of these plans is included within the Income / (Loss) from operations except for the net Interest costs which are included within Finance costs—net.

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

Other long-term employee benefits mainly include jubilees and other long-term disability benefits. For these plans, actuarial gains and losses arising in the year are recognized immediately in the Consolidated Income Statement.

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

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the Consolidated Financial Statement carrying amounts of existing assets and liabilities and their respective tax bases. This approach also requires the recognition of deferred income tax assets for operating loss carryforwards and tax credit carryforwards.

The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized as income tax benefit/ (expense) in the year when the rate change is substantively enacted. Deferred income tax assets and liabilities are measured using tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the date of the Consolidated Statement of Financial Position. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Presentation of financial statements

The Consolidated Financial Statements are presented in millions of Euros, except Earnings per share in Euros. Certain reclassifications may have been made to prior year amounts to conform to the current year presentation.

The net interest cost component of pension and other benefits expense which was previously presented as an expense in income from operations has been reclassified in Finance costs—net for €15 million, €17 million and €21 million for years ended December 31, 2018, 2017 and 2016 respectively. The change in presentation is expected to improve comparability with peers.

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

These assumptions are subject to risk and uncertainty. Any material changes in these assumptions could result in a significant change in a cash-generating units’ recoverable value or in a goodwill impairment. Details of the key assumptions applied are set out in NOTE 17—Intangible assets (including goodwill) and in NOTE 16—Property, plant and equipment.

Pension, other post-employment benefits and other long-term employee benefits

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions and its determination requires the application of judgement. Assumptions used and judgements made in determining the defined benefit obligations and net pension costs include discount rates, rates of future compensation increase as well as the criteria considered to determine, in the context of a plan amendment, when the plan amendment has occurred.

Any material changes in these assumptions could result in a significant change in employee benefit expenses recognized in the Consolidated Income Statement, actuarial gains and losses recognized in Equity and prepaid and accrued benefits. Details of the key assumptions made and judgments applied are set out in NOTE 24—Pensions and other post-employment benefit obligations.

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

Management judgment is required to determine the extent to which deferred tax assets can be recognized. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be utilized. The deferred tax assets will be ultimately utilized to the extent that sufficient taxable profits will be available in the years in which the temporary differences become deductible. This assessment is conducted through a detailed review of deferred tax assets by jurisdiction and takes into account the scheduled reversals of taxable and deductible temporary differences, past, current and expected future performance deriving from the budget, the business plan and tax planning strategies. Deferred tax assets are not recognized in the jurisdictions where it is less likely than not that sufficient taxable profits will be available against which the deductible temporary differences can be utilized.

Provisions

Provisions have been recorded for: (a) close-down and restoration costs; (b) environmental remediation and monitoring costs; (c) restructuring programs; (d) legal and other potential claims including provisions for income tax risks, product warranty and guarantees, at amounts which represent management’s best estimates of the expenditure required to settle the obligation at the date of the Consolidated Statement of Financial Position. Expectations are revised each year until the actual liability is settled, with any difference accounted for in the year in which the revision is made. Main assumptions used are described in NOTE 25—Provisions.

NOTE 3—REVENUE

3.1 Disaggregation of revenue

The following table presents our revenue by product line:

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Packaging rolled products	2,245	2,146	2,003
Automotive rolled products	636	483	319
Specialty and other thin-rolled products	169	176	160
Aerospace rolled products	773	760	795
Transportation, Industry and other rolled products	566	541	484
Automotive extruded products	714	614	537
Other extruded products	573	504	456
Other	10	13	(11)

Total Revenue	5,686	5,237	4,743

The following table presents our revenue by destination of shipment:

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
France	554	557	493
Germany	1,339	1,217	1,042
United Kingdom	175	188	203
Switzerland	77	123	86
Other Europe	1,038	940	798
United States	1,897	1,691	1,511
Canada	107	78	68
Asia and Other Pacific	300	270	292
All Other	199	173	250

Total Revenue	5,686	5,237	4,743

Revenue is recognized at a point in time, except for certain products representing less than 1% of total revenue with no alternative use for which we have a right to payment.

3.2 Transaction price allocated to remaining performance obligations

The Company elected the practical expedient applicable to performance obligations that are part of contracts that have an original duration of one year or less. The transaction price allocated to remaining performance obligations that are part of contracts with an original duration of more than one year as of December 31, 2018 was immaterial.

NOTE 4—OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon the product lines, markets and industries it serves, and prepares and reports operating segment information to Constellium’s chief operating decision maker (CODM) (see NOTE 2—Summary of Significant Accounting Policies) on that basis.

Packaging and Automotive Rolled Products (P&ARP)

P&ARP produces thin-gauge rolled products for customers in the beverage and closures, automotive, customized industrial sheet solutions and high-quality bright surface product markets. P&ARP operates four facilities, including Bowling Green, in three countries and has approximately 3,800 employees at December 31, 2018.

Aerospace and Transportation (A&T)

A&T focuses on thick-gauge rolled high value-added products for customers in the aerospace, defense and mass-transportation markets and engineering industries. A&T operates six facilities in three countries and has approximately 4,000 employees at December 31, 2018.

Automotive Structures and Industry (AS&I)

AS&I focuses on specialty products and supplies a variety of hard and soft alloy extruded products, including a range of technically advanced products, to the automotive, rail, industrial, energy and building industries, and to manufacturers of mass transport vehicles and shipbuilders. AS&I operates sixteen facilities in nine countries and has approximately 4,500 employees at December 31, 2018.

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

4.1 Segment Revenue

	Year ended December 31, 2018			Year ended December 31, 2017			Year ended December 31, 2016
(in millions of Euros)	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue
P&ARP	3,059	(9)	3,050	2,812	(7)	2,805	2,498	(16)	2,482
A&T	1,389	(50)	1,339	1,335	(34)	1,301	1,302	(23)	1,279
AS&I	1,290	(3)	1,287	1,123	(5)	1,118	1,002	(9)	993
Holdings & Corporate(A)	10	—	10	13	—	13	(11)	—	(11)

Total	5,748	(62)	5,686	5,283	(46)	5,237	4,791	(48)	4,743

(A)

For the years ended December 31, 2018, 2017 and 2016, Holdings & Corporate segment includes revenues from supplying metal to third parties. For the year ended December 31, 2016, Holdings & Corporate segment includes a €20 million one-time payment related to the re-negotiation of a contract with one of Wise’s customers.

4.2 Segment Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
P&ARP		243	204	204
A&T		152	146	118
AS&I		125	120	104
Holdings & Corporate		(22)	(22)	(28)

Adjusted EBITDA		498	448	398

Metal price lag(A)		—	22	4
Start-up and development costs(B)		(21)	(17)	(25)
Manufacturing system and process transformation costs		—	(2)	(5)
Wise integration and acquisition costs		—	—	(2)
Wise one-time costs(C)		—	—	(20)
Wise purchase price adjustment(D)		—	—	20
Share-based compensation costs		(12)	(8)	(6)
Gains on pension plan amendments(E)	24	36	20	—
Depreciation and amortization	16, 17	(197)	(171)	(155)
Restructuring costs		(1)	(4)	(5)
Unrealized (losses) / gains on derivatives	8	(84)	57	71
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities—net	8	—	(4)	3
Gains / (losses) on disposals(F)	8	186	(3)	(10)
Other(G)		(1)	—	(1)

Income from operations		404	338	267

Finance costs—net	10	(149)	(260)	(188)
Share of loss of joint-ventures	18	(33)	(29)	(14)

Income before income tax		222	49	65

Income tax expense	11	(32)	(80)	(69)

Net income		190	(31)	(4)

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium Revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.

(B)

For the years ended December 31, 2018 and 2017, start-up and development costs include respectively €21 million and €16 million related to new projects in our AS&I operating segment. For the year ended December 31, 2016, start-up and development costs include €20 million related to Automotive Body Sheet growth projects.

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

(E)

For the year ended December 31, 2018, the Group amended one of its OPEB plans in the US, which resulted in a €36 million gain. For the year ended December 31, 2017, amendments to certain Swiss pension plans, US pension plans and OPEB resulted in a €20 million gain.

(F)

In July 2018, Constellium completed the sale of the North Building assets of its Sierre plant in Switzerland to Novelis and contributed the Sierre site shared infrastructure to a joint-venture with Novelis, in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building assets which had been leased and operated by Novelis since 2005. For the year ended December 31, 2018, the transaction generated a €190 million net gain (See NOTE 31 – Subsidiaries and operating segments).

(G)

For the year ended December 31, 2017, other includes €3 million of legal fees and lump-sum payments in connection with the renegotiation of a new 5-year collective bargaining agreement offset by accrual reversals of unused provisions related to one-time loss contingencies.

4.3 Segment capital expenditures

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
P&ARP	(97)	(115)	(166)
A&T	(70)	(73)	(96)
AS&I	(105)	(83)	(84)
Holdings & Corporate	(5)	(5)	(9)

Capital expenditures	(277)	(276)	(355)

4.4 Segment assets

Segment assets are comprised of total assets of Constellium by segment, less deferred income tax assets, cash and cash equivalents and other financial assets.

(in millions of Euros)	At December 31, 2018	At December 31, 2017
P&ARP	1,791	1,629
A&T	831	769
AS&I	544	449
Holdings & Corporate	304	252

Segment assets	3,470	3,099

Unallocated:
Deferred income tax assets	163	164
Cash and cash equivalents	164	269
Other financial assets	104	179

Total Assets	3,901	3,711

4.5 Information about major customers

Revenue in the P&ARP segment from sales to the Group’s largest customer was €812 million for the year ended December 31, 2018. Revenue in the P&ARP segment from sales to the Group’s two largest customers was €1,364 million and €1,220 million for the years ended December 31, 2017 and 2016 respectively. No other single customer contributed 10% or more to the Group’s revenue for 2018, 2017 and 2016.

NOTE 5—INFORMATION BY GEOGRAPHIC AREA

Property, plant and equipment are reported based on the physical location of the assets:

(in millions of Euros)	At December 31, 2018	At December 31, 2017
United States	740	681
France	613	586
Germany	181	156
Czech Republic	84	65
Other	48	29

Total	1,666	1,517

NOTE 6—EXPENSES BY NATURE

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Raw materials and consumables used	(3,561)	(3,197)	(2,792)
Employee benefit expenses	(927)	(907)	(876)
Energy costs	(140)	(138)	(140)
Sub-contractors	(92)	(99)	(108)
Freight out costs	(143)	(124)	(128)
Professional fees	(74)	(77)	(85)
Operating lease expenses	(31)	(27)	(27)
Depreciation and amortization	(197)	(171)	(155)
Other operating expenses	(271)	(229)	(186)
Other gains / (losses)—net	154	70	21

Total operating expenses	(5,282)	(4,899)	(4,476)

NOTE 7—EMPLOYEE BENEFIT EXPENSES

(in millions of Euros)	Notes	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Wages and salaries		(889)	(872)	(841)
Pension costs—defined benefit plans	24	(20)	(21)	(22)
Other post-employment benefits	24	(6)	(6)	(7)
Share-based compensation	30	(12)	(8)	(6)

Total employee benefit expenses		(927)	(907)	(876)

NOTE 8—OTHER GAINS / (LOSSES)—NET

(in millions of Euros)	Notes	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Realized gains / (losses) on derivatives (A)		14	—	(62)
Unrealized (losses) / gains on derivatives at fair value through profit and loss—net (A)	4	(84)	57	71
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities—net	4	—	(4)	3
Gains on pension plan amendments(B)	24	36	20	—
Gains / (losses) on disposal(C)		186	(3)	(10)
Wise purchase price adjustment(D)		—	—	20
Other		2	—	(1)

Total other gains / (losses)—net		154	70	21

(A)

Realized gains and losses are related to derivatives entered into with the purpose of mitigating exposure to volatility in foreign currencies and commodity prices. Unrealized gains and losses are related to derivatives that do not qualify for hedge accounting.

(B)

For the year ended December 31, 2018, the Group amended one of its OPEB plans in the US, which resulted in a €36 million gain. For the year ended December 31, 2017, amendments to certain Swiss pension plans, US pension plans and OPEB resulted in a €20 million gain.

(C)

In July 2018, Constellium completed the sale of the North Building assets of its Sierre plant in Switzerland to Novelis and contributed the Sierre site shared infrastructure to a joint-venture with Novelis, in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building assets which had been leased and operated by Novelis since 2005. For the year ended December 31, 2018, the transaction generated a €190 million net gain (See NOTE 31—Subsidiaries and operating segments).

(D)

The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in 2016. We received a cash payment of €21 million and recorded €20 million gain net of costs. The cash received was presented in net cash flows used in investing activities (acquisition of subsidiaries net of cash acquired) in the Consolidated Statement of Cash flows.

NOTE 9—CURRENCY GAINS / (LOSSES)

Currency gains and losses, which are included in Income from operations, are as follows:

(in millions of Euros)	Notes	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Included in Revenue	23	2	2	—
Included in Cost of sales		2	(4)	4
Included in Other gains / (losses)—net		7	(4)	(3)

Total		11	(6)	1

Realized exchange gains / (losses) on foreign currency derivatives—net	23	11	(15)	(46)
Unrealized (losses) / gains on foreign currency derivatives—net	23	(3)	17	40
Exchange gains / (losses) from the remeasurement of monetary assets and liabilities—net		3	(8)	7

Total		11	(6)	1

See NOTE 22—Financial Instruments and NOTE 23—Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.

Foreign currency translation reserve

(in millions of Euros)	At December 31, 2018	At December 31, 2017
Foreign currency translation reserve at January 1	(7)	12
Effect of currency translation differences	10	(19)

Foreign currency translation reserve at December 31	3	(7)

NOTE 10—FINANCE COSTS—NET

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Interest received	7	7	5

Finance income	7	7	5

Interest expense on borrowings(A)	(118)	(147)	(171)
Expenses on factoring arrangements	(18)	(16)	(12)
Interest expense on finance leases	(5)	(3)	(4)
Net loss on settlement of debt(B)	—	(91)	(4)
Realized and unrealized gains / (losses) on debt derivatives at fair value(C)	28	(79)	45
Realized and unrealized exchange (losses) / gains on financing activities—net(C)	(22)	91	(42)
Interest cost on pension and other benefits	(15)	(17)	(21)
Other finance expenses(D)	(10)	(12)	5
Capitalized borrowing costs(E)	4	7	11

Finance expenses	(156)	(267)	(193)

Finance costs—net	(149)	(260)	(188)

(A)

For the year ended December 31, 2018, the Group incurred mainly (i) €113 million of interest related to Constellium N.V. Senior Notes and (ii) €4million of interest expense and fees related to the Muscle Shoals and Ravenswood ABL Facility (“Pan US ABL”).

For the year ended December 31, 2017, the Group incurred (i) €136 million of interest related to Constellium N.V. Senior Notes, (ii) €7 million of interest related to the Muscle Shoals Senior Notes and (iii) €4 million of interest expense and fees related to the Muscle Shoals and Ravenswood ABL Facilities.

(B)

For the year ended December 31, 2017, net loss on settlement of debt related to (i) the Muscle Shoals Senior Notes redemption in February 2017 for €13 million and (ii) the Constellium N.V. Senior Notes redemption in November 2017 for €78 million. The total exit fees incurred and paid related to refinancings in 2017 amounted to €88 million.

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

(D)	For the year ended December 31, 2018, other finance expenses include a €6 million net loss resulting from the modification of our loan to Constellium-UACJ in February 2018.

(E)

Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate used for the years ended December 31, 2018 and 2017 was 6%. The capitalization rate was 7% for the year ended December 31, 2016.

NOTE 11—INCOME TAX

The current and deferred components of income tax are as follows:

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Current tax expense	(30)	(26)	(19)
Deferred tax expense	(2)	(54)	(50)

Total income tax expense	(32)	(80)	(69)

Using a composite statutory income tax rate applicable by tax jurisdiction, the income tax can be reconciled as follows:

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Income before income tax	222	49	65

Composite statutory income tax rate applicable by tax jurisdiction	24.1%	31.9%	24.9%

Income tax (expense) / benefit calculated at composite statutory tax rate applicable by tax jurisdiction	(53)	(16)	(16)
Tax effect of:
Changes in recognized and unrecognized deferred tax assets(A)	30	(61)	(45)
Change in tax rate(B)	—	(11)	(6)
Other	(9)	8	(2)

Income tax expense	(32)	(80)	(69)

Effective income tax rate	14%	163%	106%

(A)

For the year ended December 31, 2018, changes in recognized and unrecognized deferred tax assets mainly relate to non-recurring transactions, especially the sale of the North Building of the Sierre plant and termination of an existing lease agreement, that generated a significant taxable profit compensated by the use of previously unrecognized tax losses carried forward. For the years ended December 31, 2017 and 2016, changes mainly relate to unrecognized tax losses carried forward.

(B)

For the year ended December 31, 2017, the change in tax rate relates mainly to the decrease in the US income tax rate from 40% to 27% for €16 million and to the gradual decrease in the French tax rate to 25.82% starting 2022. For the year ended December 31, 2016, the change in tax rate relates to the French income tax rate decrease from 34.43% to 28.92% starting in 2020, enacted by 2016 Financial Tax bill.

Our composite statutory income tax rate of 24.1% for the year ended December 31, 2018, 31.9% for the year ended December 31, 2017 and 24.9% for the year ended December 31, 2016 resulted from the statutory tax rates (i) in the United States of 26% in 2018 and 40% in 2017 and 2016, (ii) in France of 34.43% in 2018, 39.2% in 2017 and 34.43% in 2016 (iii) in Germany of 29%, for each of the last three years (iv) in the Netherlands of 25%, for each of the last three years and (v) in Czech Republic of 19%, for each of the last three years.

The variation in our composite tax rate mainly results from the geographical mix of our pre-tax results.

The decrease in our composite tax rate from 31.9% in 2017 to 24.1% in 2018 is mostly related to the sale of the North Building of the Sierre plant in Switzerland. The increase in our composite tax rate from 24.9% in 2016 to 31.9% in 2017 is mostly related to the increase of pre-tax profits in France and to the increase of the tax rate in France for fiscal year 2017 only.

NOTE 12—EARNINGS PER SHARE

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	188	(31)	(4)

Number of shares attributable to equity holders of Constellium

(number of shares)	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Weighted average number of ordinary shares used to calculate basic earnings per share	134,761,736	110,164,320	105,500,327
Effect of other dilutive potential ordinary shares(A)	3,384,178	—	—

Weighted average number of ordinary shares used to calculate diluted earnings per share	138,145,914	110,164,320	105,500,327

(A)

For the years ended December 31, 2017 and 2016, there were 3,291,875 and 411,902 potential ordinary shares respectively that could have a dilutive impact but were considered antidilutive due to negative earnings.

Earnings per share attributable to the equity holders of Constellium

(in Euro per share)	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Basic	1.40	(0.28)	(0.04)
Diluted	1.37	(0.28)	(0.04)

NOTE 13—CASH AND CASH EQUIVALENTS

(in millions of Euros)	At December 31, 2018	At December 31, 2017
Cash in bank and on hand	164	269

Total Cash and cash equivalents	164	269

At December 31, 2018, cash in bank and on hand includes a total of €18 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being immediately available for general use by the other entities within the Group. At December 31, 2017 the amount subject to these restrictions was €12 million.

NOTE 14—TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At December 31, 2018		At December 31, 2017
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables—gross	—	483	—	309
Impairment	—	(2)	—	(3)

Total Trade receivables—net	—	481	—	306

Finance lease receivables	—	—	6	6
Current income tax receivables	28	43	—	58
Other taxes	—	33	—	30
Unbilled tooling costs (until December 31, 2017)	—	—	28	—
Contract assets (from January 1, 2018)	28	2	—	—
Prepaid expenses	1	12	5	8
Restricted cash	—	—	1	—
Other	7	16	8	11

Total Other receivables	64	106	48	113

Total Trade receivables and Other	64	587	48	419

14.1 Contract assets

	At December 31, 2018		At January 1, 2018
(in millions of Euros)	Non-current	Current	Non-current	Current
Unbilled tooling costs	26	—	28	—
Other	2	2	4	1

Total Contract assets	28	2	32	1

14.2 Aging

The aging of total trade receivables—net is as follows:

(in millions of Euros)	At December 31, 2018	At December 31, 2017
Not past due	453	286
1 – 30 days past due	23	13
31 – 60 days past due	2	2
61 – 90 days past due	2	3
Greater than 91 days past due	1	2

Total Trade receivables—net	481	306

Impairment allowance

Revisions to the impairment allowance arising from changes in estimates are included as either additional allowance or recoveries. An allowance was reversed for €1.1 million during the year ended December 31, 2018 (€0.7 million allowance recognized during the year ended December 31, 2017).

None of the other amounts included in Other receivables were deemed to be impaired.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

14.3 Currency concentration

The composition of the carrying amounts of total Trade receivables – net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At December 31, 2018	At December 31, 2017
Euro	177	124
U.S. Dollar	284	164
Swiss franc	4	4
Other currencies	16	14

Total Trade receivables—net	481	306

14.4 Factoring arrangements

The Group factors trade receivables in France by entering into factoring agreements with a third party for a maximum capacity of €235 million. This agreement matures on October 29, 2021.

The Group factors trade receivables in Germany, Switzerland and Czech Republic by entering into factoring agreements with a third party for a maximum capacity of €150 million. This agreement matures on October 29, 2021.

Constellium Automotive USA entered into a factoring agreement which provides for the sale of specific account receivables up to a maximum capacity of $25 million. The facility was amended, on December 11, 2018, to increase maximum capacity to $33 million and to extend the maturity to December 11, 2019.

Muscle Shoals entered into a factoring agreement which provides for the sale of specific trade receivables up to a maximum capacity of $375 million. The agreement matures on January 24, 2020.

Under the Group’s factoring agreements, most of the trade receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized. Some remaining receivables do not qualify for derecognition under IFRS 9 - Financial Instruments, as the Group retains substantially all the associated risks and rewards.

Under the agreements, at December 31, 2018, the total carrying amount of the original assets factored is €601 million (December 31, 2017: €642 million) of which:

•

€446 million (December 31, 2017: €473 million) have been derecognized from the Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor;

•	€155 million (December 31, 2017: €169 million) were recognized on the Consolidated Statement of Financial Position.

There was no debt due to the factor relating to trade account receivables sold at December 31, 2018 and December 31, 2017.

Covenants

The factoring arrangements contain certain customary affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants.

The commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained.

The Group was in compliance with all applicable covenants at December 31, 2018 and December 31, 2017.

14.5 Finance lease receivables

The Company was the lessor for certain finance leases with third parties for certain of its property, plant and equipment located in Sierre, Switzerland until July 2018. The finance lease receivables amounted to €12 million for the year ended December 31, 2017.

NOTE 15—INVENTORIES

(in millions of Euros)	At December 31, 2018	At December 31, 2017
Finished goods	165	164
Work in progress	347	332
Raw materials	112	111
Stores and supplies	67	64
Inventories write down	(31)	(28)

Total inventories	660	643

Constellium records inventories at the lower of cost and net realizable value. Any change in the net realizable value adjustment on inventories is included in Cost of sales in the Consolidated Income Statement.

NOTE 16—PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2018	14	206	1,089	198	10	1,517
Additions	1	5	98	195	4	303
Disposals	—	—	(6)	—	—	(6)
Depreciation expense	(4)	(13)	(161)	—	(6)	(184)
Transfer during the year	6	16	181	(202)	2	3
Effects of changes in foreign exchange rates	1	3	26	3	—	33

Net balance at December 31, 2018	18	217	1,227	194	10	1,666

Cost	33	349	2,000	200	35	2,617
Less accumulated depreciation and impairment	(15)	(132)	(773)	(6)	(25)	(951)

Net balance at December 31, 2018	18	217	1,227	194	10	1,666

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2017	19	209	1,020	221	8	1,477
Additions	1	2	50	224	5	282
Disposals	—	(1)	(3)	—	—	(4)
Depreciation expense	(4)	(13)	(135)	—	(7)	(159)
Transfer during the year	—	18	223	(237)	4	8
Effects of changes in foreign exchange rates	(2)	(9)	(66)	(10)	—	(87)

Net balance at December 31, 2017	14	206	1,089	198	10	1,517

Cost	25	321	1,712	204	29	2,291
Less accumulated depreciation and impairment	(11)	(115)	(623)	(6)	(19)	(774)

Net balance at December 31, 2017	14	206	1,089	198	10	1,517

Building, machinery and equipment includes the following amounts where the Group is a lessee under a finance lease:

	At December 31, 2018			At December 31, 2017
(in millions of Euros)	Gross value	Accumulated depreciation	Net	Gross value	Accumulated depreciation	Net
Building under finance lease	31	(7)	24	30	(5)	25
Machinery and equipment under finance lease	79	(26)	53	62	(27)	35

Total	110	(33)	77	92	(32)	60

The future aggregate minimum lease payments under non-cancellable finance leases are as follows:

(in millions of Euros)	At December 31, 2018	At December 31, 2017
Less than 1 year	20	15
1 to 5 years	50	37
More than 5 years	16	19

Total	86	71

The present value of future aggregate minimum lease payments under non-cancellable finance leases are as follows:

(in millions of Euros)	At December 31, 2018	At December 31, 2017
Less than 1 year	17	14
1 to 5 years	42	30
More than 5 years	14	16

Total	73	60

Depreciation expense and impairment losses

Total depreciation expense and impairment losses relating to property, plant and equipment and intangible assets are presented in the Consolidated Income Statement as follows:

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Cost of sales	(184)	(160)	(147)
Selling and administrative expenses	(9)	(8)	(6)
Research and development expenses	(4)	(3)	(2)

Total	(197)	(171)	(155)

The amount of contractual commitments for the acquisition of property, plant and equipment is disclosed in NOTE 28—Commitments.

Impairment tests for property, plant and equipment and intangibles assets

No triggering events were identified at December 31, 2018, 2017 and 2016 regarding our cash-generating units.

NOTE 17—INTANGIBLE ASSETS (INCLUDING GOODWILL)

(in millions of Euros)	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangible assets (excluding goodwill)
Net balance at January 1, 2018	403	24	18	15	9	2	68
Additions	—	—	2	—	8	1	11
Amortization expense	—	(3)	(8)	(1)	—	(1)	(13)
Transfer during the year	—	—	5	—	(5)	—	—
Effects of changes in foreign exchange rates	19	1	1	1	1	—	4

Net balance at December 31, 2018	422	22	18	15	13	2	70

Cost	422	84	65	39	13	3	204
Less accumulated amortization and impairment	—	(62)	(47)	(24)	—	(1)	(134)

Net balance at December 31, 2018	422	22	18	15	13	2	70

(in millions of Euros)	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangible assets (excluding goodwill)
Net balance at January 1, 2017	457	28	21	18	9	3	79
Additions	—	—	—	—	6	—	6
Amortization expense	—	(1)	(9)	(1)	—	(1)	(12)
Transfer during the year	—	1	7	—	(6)	—	2
Effects of changes in foreign exchange rates	(54)	(4)	(1)	(2)	—	—	(7)

Net balance at December 31, 2017	403	24	18	15	9	2	68

Cost	403	81	55	38	9	3	186
Less accumulated amortization and impairment	—	(57)	(37)	(23)	—	(1)	(118)

Net balance at December 31, 2017	403	24	18	15	9	2	68

Impairment tests for goodwill

Goodwill in the amount of €422 million has been allocated to the Group’s operating segment Packaging and Automotive Rolled Products (“P&ARP”) for €415 million, Aerospace and Transportation (“A&T”) for €5 million and Automotive Structures and Industry (“AS&I”) for €2 million.

At December 31, 2018, the recoverable amount of the A&T and AS&I operating segments has been determined based on value in use calculations and significantly exceeds their carrying value. No reasonable change in the assumptions used could lead to a potential impairment charge.

For the P&ARP operating segment, the recoverable value (determined on the basis of fair value less costs of disposal) was estimated by applying a discounted cash flow model and market participant’s assumptions and has been classified as a level 3 measurement under the fair value hierarchy provided by IFRS 13 – Fair Value Measurement.

The projected future cash flows are based on the 2019-2025 medium and long term business plan approved by the management and reviewed by the Board of Directors. Considering the Automotive Body Sheet cash inflows ramping-up from 2019/2020 to reach a normative level in 2023/2024, cash flows were projected over a 7-year period. The terminal value assumes a normative cash flow and a long term growth rate ranging from 0% to 1.5%. The discount rates applied to cash flows projections range between 10% and 12%. It was concluded that the carrying value (€1,354 million) did not exceed the recoverable value (€1,716 million) at December 31, 2018. Accordingly, the impairment test carried out at the P&ARP operating segment level did not lead to a goodwill impairment.

The key assumptions used in the determination of the fair value less costs of disposal for the P&ARP operating segment are the discount rates, the perpetual growth rates used to extrapolate cash-flows beyond the forecast year and the forecasted shipments for Automotive Body Sheet, products and related revenues. They have been determined considering what market participants would assume in estimating fair value:

-

Discount rates used represent the current market assessment of the risks specific to the P&ARP operating segment taking into consideration the time value of money and the risks associated with the underlying assets.

-	The growth rates used to extrapolate cash-flows beyond the forecast year were developed internally and are consistent with external sources of information.

-

Expected shipments and related revenues were determined based on estimates of future supply and demand for Automotive Body Sheet products. These estimates were developed internally based on our industry knowledge and our analysis of available market data regarding expected future demand and industry capacity.

The calculation of the recoverable value of the P&ARP operating segment is most sensitive to the following assumptions:

-	Discount rate: an increase in the discount rate by 2.25% would result in the recoverable value equaling the carrying value.

-	Perpetual growth rate: a decrease in the perpetual growth rate by 4% would result in the recoverable value equaling the carrying value.

-	Automotive Body Sheet shipments: 45% lower shipments in the Automotive Body Sheet US business would result in the recoverable value equaling the carrying value.

NOTE 18—INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

The Group investments accounted for under the Equity method are Constellium-UACJ ABS LLC and Rhenaroll S.A.

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017
At January 1,	1	16
Group share in loss	(33)	(29)
Additions	—	—
Reclassified to non-current other financial assets	33	14
Effects of changes in foreign exchange rates	—	—

At December 31	1	1

At December 31, 2018, the loan to Constellium-UACJ ABS LLC is, in substance, part of Constellium’s investment in the joint-venture as it represents a long-term strategic investment that is not expected to be settled in the foreseeable future. Constellium’s accumulated share of the losses of joint-ventures, in excess of the initial investment, is thus recognized against other financial assets for a cumulative amount of €49 million at December 31, 2018, of which €33 million was recognized during the year ended December 31, 2018.

		Group share of joint venture’s net assets		Group share of joint venture’s profit / (loss)
(in millions of Euros)	% interest	At December 31, 2018	At December 31, 2017	At December 31, 2018	At December 31, 2017
Constellium-UACJ ABS LLC(A)	51.00%	(49)	(14)	(33)	(29)
Rhenaroll S.A.(B)	49.85%	1	1	—	—

Group share		(48)	(13)	(33)	(29)

Reclassified to non-current other financial assets		49	14	—	—

Investment in joint venture		1	1	(33)	(29)

Constellium-UACJ ABS LLC and Rhenaroll S.A. are private companies with no quoted market prices available for their shares.

(A)

Constellium-UACJ ABS LLC, a joint venture in which Constellium holds a 51% interest, was created in 2014. This joint venture operates a facility located in Bowling Green, Kentucky and supplies aluminium sheet to the North American automotive industry. The joint venture started its operations in 2016. We have determined that, under the terms of the joint venture agreement, we do not control Constellium- UACJ ABS LLC because our existing rights associated with the decision-making process do not give us the ability to direct the relevant activities of the joint venture unilaterally and as a result, Constellium does not have power over the joint venture as of December 31, 2018.

(B)

The Group also holds a 49.85% interest in a joint venture named Rhenaroll S.A. (located in Biesheim, France), specialized in the chrome-plating, grinding and repairing of rolling mills’ roll and rollers.

Both investments are included in P&ARP segment assets.

Constellium-UACJ ABS LLC financial statements

The information presented hereafter reflects the amounts included in the Consolidated Financial Statements of the relevant entity in accordance with Group accounting principles and not the Company’s share of those amounts.

(in millions of Euros)	At December 31, 2018	At December 31, 2017
Current assets
Cash and cash equivalents	8	5
Trade receivables and other	49	35
Inventories	68	57
Non-current assets
Property, plant and equipment	166	161
Intangible assets	—	1

Total Assets	291	259

Current liabilities
Trade payables and other	79	34
Borrowings(A)	36	206
Non-current liabilities
Borrowings(A)	271	47
Equity	(95)	(28)

Total Equity and Liabilities	291	259

(A)	In February 2018, the shareholders agreed to modify the terms of their loan to Constellium-UACJ ABS LLC by reducing the interest rate and extending the maturity to March 31, 2023.

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017
Revenue	262	123
Cost of sales	(309)	(151)
Selling and administrative expenses	(10)	(14)

Loss from operations	(57)	(42)

Finance costs(A)	(7)	(15)

Net loss	(64)	(57)

(A)	Finance costs include a €11 million gain related to the shareholders’ loan modification for the year ended December 31, 2018.

Constellium subsidiaries’ intercompany balances with Constellium-UACJ ABS LLC

The transactions during the years and the year-end balances between Group companies that are fully consolidated and Constellium-UACJ ABS LLC are included in the Group’s Consolidated Income Statement and Consolidated Statement of Financial Position and are detailed below:

(in millions of Euros)	At December 31, 2018	At December 31, 2017
Trades receivables and other—current	38	15
Other financial assets (A)	69	83

(A)

Other financial assets correspond to the loan to Constellium-UACJ ABS LLC as of December 31, 2018 and 2017. As of December 31, 2018, the carrying value of the loan is €118 million (€97 million at December 31, 2017). The carrying value is presented net of €49 million of Constellium’s share of losses of joint venture (€ 14 million at December 31, 2017).

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017
Revenue	169	59
Cost of sales	(19)	—
Fees and recharges(A)	4	3
Finance income	4	6

(A)	Fees and recharges are presented in Cost of sales or Selling and administrative expenses depending on their nature.

Guarantees and commitments given to Constellium-UACJ ABS LLC by the Group are:

(in millions of euros)	Year ended December 31, 2018	Year ended December 31, 2017
Financial guarantees	11	11
Loan facility commitment	3	—
Supplier guarantees	3	3

NOTE 19—DEFERRED INCOME TAXES

(in millions of Euros)	At December 31, 2018	At December 31, 2017
Deferred income tax assets	163	164
Deferred income tax liabilities	(22)	(25)

Net deferred income tax assets	141	139

The following tables show the changes in net deferred income tax assets / (liabilities) for the years ended December 31, 2018 and 2017.

(in millions of Euros)	At January 1, 2018	Recognized in		FX	At December 31, 2018
		Profit or loss	OCI
Long-term assets	(76)	(15)	—	(3)	(94)
Inventories	4	1	—	—	5
Pensions	130	(12)	(7)	5	116
Derivative valuation	(20)	22	8	2	12
Tax losses carried forward	78	(13)	—	(4)	61
Other (A)	23	15	—	3	41

Total	139	(2)	1	3	141

(A)	Mainly non-deductible provisions and interests.

(in millions of Euros)	At January 1, 2017	Recognized in		FX	At December 31, 2017
		Profit or loss	OCI
Long-term assets	(90)	5	—	9	(76)
Inventories	6	(2)	—	—	4
Pensions	188	(39)	(5)	(14)	130
Derivative valuation	13	(17)	(15)	(1)	(20)
Tax losses carried forward	79	3	—	(4)	78
Other (A)	26	(3)	—	—	23

Total	222	(54)	(20)	(9)	139

(A)	Mainly non-deductible provisions.

For the year ended December 31, 2017, net deferred income tax assets declined primarily due to the US income tax rate decrease with €16 million through Profit or loss and for €8 million through Other Comprehensive Income.

Based on the expected taxable income of the entities, the Group believes that it is more likely than not that a total of €1,257 million (€1,393 million at December 31, 2017) of unused tax losses and deductible temporary differences, will not be used. Consequently, net deferred tax assets have not been recognized. The related tax impact of €321 million (€356 million at December 31, 2017) is attributable to the following:

(in millions of Euros)	At December 31, 2018	At December 31, 2017
Expiring within 5 years	(45)	(69)
Expiring after 5 years and limited	(89)	(96)
Unlimited	(19)	(18)

Tax losses	(153)	(183)

Long-term assets	(107)	(116)
Pensions	(18)	(20)
Other	(43)	(37)

Deductible temporary differences	(168)	(173)

Total	(321)	(356)

Substantially all of the tax losses not expected to be used reside in the Netherlands and the United States as of December 31, 2018.

The holding company in the Netherlands has been generating tax losses over the past seven years. The holding company is not expected to generate sufficient qualifying taxable profits in the foreseeable future to utilize these tax losses before they expire in the years from 2020 to 2027.

The tax loss carryforwards limited to 20 years generated at one of our main operating entities in the United States are not expected to be utilized. Although this entity is expected to be profitable in the medium or long-term, considering notably the anticipated development of the Automotive Body Sheet business, it has significant non-cash depreciation and financial interest expenses that will result in generating additional tax losses in the coming years. Accordingly, it is not probable that the entity will be able to use at its level, given the absence of an overall US tax group, these tax losses before they expire. Consequently, the related deferred tax assets have not been recognized.

The unrecognized tax loss carried forwards generated by our Swiss operating entity were used during the period following the sale of the North Building of the Sierre plant and termination of existing lease agreement which generated a significant taxable profit. At December 31, 2018, the Swiss entity has no more residual tax loss carried forwards.

At December 31, 2018 and 2017, most of the unrecognized deferred tax assets on deductible temporary differences on long-term assets and other differences relate to the US and Swiss entities discussed above. An assessment has been performed on the recoverability of the deferred tax assets on deductible temporary differences for these two entities. The related deferred tax assets on long term assets and on other differences have not been recognized.

NOTE 20—TRADE PAYABLES AND OTHER

	At December 31, 2018		At December 31, 2017
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	685	—	717

Fixed assets payables	—	30	—	27
Employees’ entitlements	—	160	—	159
Taxes payable other than income tax	—	16	—	12
Deferred revenue (until December 31, 2017)	—	—	34	10
Contract liabilities (from January 1, 2018)	9	68	—	—
Other payables	18	9	20	5

Total Other	27	283	54	213

Total Trade payables and other	27	968	54	930

20.1 Contract liabilities

	At December 31, 2018		At January 1, 2018
(in millions of Euros)	Non-current	Current	Non-current	Current
Deferred tooling revenue	—	—	14	—
Advance payment from customers	7	9	18	9
Unrecognized variable consideration (A)	2	57	—	41
Other	—	2	—	1

Total Contract liabilities	9	68	32	51

(A)	Unrecognized variable consideration consists of expected volume rebates, discounts, incentives, refunds penalties and price concessions.

Revenue, included in the contract liabilities as of January 01, 2018, was recognized in 2018 for €55 million and revenue, generated in 2018, in the amount of €45 million was deferred.

NOTE 21—BORROWINGS

21.1 Analysis by nature

	December 31, 2018							December 31, 2017
(in millions of Euros)	Nominal Value in Currency	Nominal rate	Effective rate	Nominal Value In Euros	(Arrangement fees)	Accrued interests	Carrying value	Carrying value
Secured Pan US ABL (due 2022)	—	Floating	4.51%	—	—	—	—	65
Secured Inventory Based Facility (due 2019)	—	Floating	—	—	—	—	—	—
Senior Unsecured Notes
Constellium N.V. (Issued May 2014, due 2024)	$400	5.75%	6.26%	349	(4)	3	348	332
Constellium N.V. (Issued May 2014, due 2021)	€300	4.63%	5.16%	300	(2)	2	300	298
Constellium N.V. (Issued February 2017, due 2025)	$650	6.63%	7.13%	568	(12)	12	568	541
Constellium N.V. (Issued November 2017, due 2026)	$500	5.88%	6.26%	437	(7)	10	440	413
Constellium N.V. (Issued November 2017, due 2026)	€400	4.25%	4.57%	400	(7)	6	399	395
Unsecured Revolving Credit Facility (due 2021) (A)	—	Floating	—	—	—	—	—	—
Other loans (including Finance leases)	—	—	—	94		2	96	83

Total Borrowings				2,148	(32)	35	2,151	2,127

Of which non-current							2,094	2,021
Of which current							57	106

Constellium N.V. Senior Notes are guaranteed by certain subsidiaries.

(A)	On March 28, 2018, Constellium Issoire entered into a €10 million unsecured Revolving Credit Facility with BPI France, a related party.

21.2 Movements in borrowings

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017
At January 1,	2,127	2,468
Cash flows
Proceeds from issuance of Senior Notes (A) (B)	—	1,440
(Repayments) of Senior Notes (B) (C)	—	(1,559)
(Repayments) / Proceeds from US Revolving Credit Facilities and other loans	(68)	29
Arrangement fees payment	—	(29)
Finance lease repayment and others	(15)	(13)
Non-cash changes
Movement in interests accrued or capitalized	12	(13)
New finance leases	28	17
Deferred arrangement fees, step-up amortization and other	2	7
Effects of changes in foreign exchange rates	65	(220)

At December 31	2,151	2,127

(A)	The proceeds from the Senior Notes issued on November 9, 2017 represented €830 million, converted at the issuance date exchange rate of EUR/USD=1.1630.
(B)

The proceeds from the Senior Notes issued on February 16, 2017 represented €610 million, converted at the issuance date exchange rate of EUR/USD=1.0652. The repurchase of Muscle Shoals Senior Notes was completed on the same day for the same amount.

(C)	The redemption of Secured and Unsecured Notes on November 9, 2017 represented €949 million, converted at the redemption date exchange rate of EUR/USD=1.1630.

21.3 Currency concentration

The composition of the carrying amounts of total borrowings in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At December 31, 2018	At December 31, 2017
U.S. Dollar	1,408	1,387
Euro	726	720
Other currencies	17	20

Total borrowings	2,151	2,127

Covenants

The Group was in compliance with all applicable debt covenants at and for the years ended December 31, 2018 and 2017.

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

NOTE 22— FINANCIAL INSTRUMENTS

22.1 Financial assets and liabilities by categories

		At December 31, 2018				At December 31, 2017
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	Loan and receivables	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Cash and cash equivalents	13	164	—	—	164	269	—	—	269
Trade receivables	14	—	—	481	481	306	—	—	306
Finance lease receivables	14	—	—	—	—	12	—	—	12
Other financial assets		74	30		104	83	77	19	179

Total financial assets		238	30	481	749	670	77	19	766

		At December 31, 2018				At December 31, 2017
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Trade payables and fixed assets payables	20	715	—	—	715	744	—	—	744
Borrowings	21	2,151	—	—	2,151	2,127	—	—	2,127
Other financial liabilities		—	79	10	89	—	66	—	66

Total financial liabilities		2,866	79	10	2,955	2,871	66	—	2,937

The table below details other financial assets and other financial liabilities positions:

	At December 31, 2018			At December 31, 2017
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	7	23	30	29	67	96
Aluminium and premium future contracts	2	7	9	6	39	45
Energy future contracts	—	—	—	—	—	—
Other future contracts	—	—	—	—	1	1
Currency commercial contracts	3	12	15	21	20	41
Currency net debt derivatives	2	4	6	2	7	9
Loans (A)	67	2	69	81	2	83
Margin call	—	5	5	—	—	—

Other financial assets	74	30	104	110	69	179

Derivatives	29	60	89	43	23	66
Aluminium and premium future contracts	6	38	44	—	6	6
Energy future contracts	—	—	—	—	—	—
Other future contracts	5	3	8	—	1	1
Currency commercial contracts	7	12	19	6	12	18
Net investment hedge	—	4	4	—	—	—
Currency net debt derivatives	11	3	14	37	4	41

Other financial liabilities	29	60	89	43	23	66

(A)	Corresponds to a loan facility to Constellium-UACJ ABS LLC (See NOTE 18 – Investments accounted for under the equity method).

22.2 Fair values

All derivatives are presented at fair value in the Consolidated Statement of Financial Position.

The carrying value of the Group’s borrowings at maturity is the redemption value.

The fair value of Constellium N.V. Senior Notes issued in May 2014, February 2017 and November 2017 account for 97%, 94% and 91% respectively of the nominal value and amount to €627 million, €533 million and €760 million, respectively, at December 31, 2018. The fair value was classified as a Level 1 measurement under the fair value hierarchy provided by IFRS 13 – Fair Value Measurement.

The fair values of the other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity except for the loan facility to Constellium-UACJ ABS LLC (See NOTE 18—Investments accounted for under the equity method).

22.3 Valuation hierarchy

The following table provides an analysis of derivatives measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on quoted price (unadjusted) in active markets for identical financial instruments, it includes aluminium, copper and zinc futures that are traded on the LME.

•

Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices), it includes foreign exchange derivatives.

•

Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs). Trade receivables are classified as a Level 3 measurement under the fair value hierarchy.

	At December 31, 2018				At December 31, 2017
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets—derivatives	9	21	—	30	46	50	—	96
Other financial liabilities—derivatives	50	39	—	89	6	60	—	66

There was no material transfer into or out of any Level 1, Level 2 nor Level 3 during the year ended December 31, 2018 and the year ended December 31, 2017.

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

i. Foreign exchange risk

Net assets, earnings and cash flows are influenced by multiple currencies due to the geographic diversity of sales and the countries in which the Group operates.

Constellium is exposed to foreign exchange risk in the following areas:

•	Transaction exposures, which include:

◇	Commercial transactions related to forecasted sales and purchases and on-balance sheet receivables/payables resulting from such transactions.

◇	Financing transactions, related to external and internal net debt.

•	Translation exposures, which relate to net investments in foreign entities that are converted in Euros in the Consolidated Financial Statements.

Commercial transaction exposures

The Group policy is to hedge committed and highly probable forecasted foreign currency operational transactions. The Group uses foreign exchange forwards and foreign exchange swaps for this purpose.

The following tables outline the nominal value (converted in millions of Euros at the closing rate) of derivatives for Constellium’s most significant foreign exchange exposures as at December 31, 2018.

Forward derivative sales	Maturity Year	Less than 1 year	Over 1 year
USD/EUR	2019-2024	519	276
EUR/CHF	2019-2023	64	14
Other currencies	2019-2020	17	1

Forward derivative purchases	Maturity Year	Less than 1 year	Over 1 year
USD/EUR	2019-2024	543	93
EUR/CHF	2019-2024	118	62
EUR/CZK	2019-2020	76	61
Other currencies	2019	4	—

Forward derivative sales mean that the Group sells currency 1 versus currency 2. Forward derivative purchases mean that the Group buys currency 1 versus currency 2

In 2016, the Group agreed with a major customer for the sale of fabricated metal products in U.S. Dollars to be supplied from a Euro functional currency entity. In line with its hedging policy, the Group entered into significant foreign exchange derivatives which match related highly probable future conversion sales by selling U.S. Dollars against Euros. The Group designated these derivatives for hedge accounting, with total nominal amount of $369 million, as of December 31, 2018 ($484 million as of December 31, 2017), and maturities of 2019 to 2022.

For hedges that do not qualify for hedge accounting, any mark-to-market movements are recognized in Other gains / (losses)—net.

The table below details the effect of foreign currency derivatives in the Consolidated Income Statement and the Consolidated Statement of Comprehensive Income / (Loss):

(in millions of Euros)	Notes	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Derivatives that do not qualify for hedge accounting
Included in Other gains / (losses)—net
Realized gains / (losses) on foreign currency derivatives—net	9	9	(19)	(46)
Unrealized (losses) / gains on foreign currency derivatives—net(A)	9	(1)	16	40
Derivatives that qualify for hedge accounting
Included in Revenue
Realized gains / (losses) on foreign currency derivatives—net	9	4	1	—
Unrealized (losses) / gains on foreign currency derivatives—net	9	(2)	1	—
Included in Other gains / (losses)—net
Realized (losses) / gains on foreign currency derivatives—net	9	(2)	3	—
Unrealized gains / (losses) on foreign currency derivatives—net		—	—	—
Realized gains / (losses) in ineffective portion of derivatives		—	—	—
Included in other comprehensive income / (Loss)
Unrealized (losses) / gains on foreign currency derivatives—net		(23)	48	(27)
(Losses) reclassified from cash flow hedge reserve to Consolidated Income Statement		(2)	(2)	—

(A)	Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future years when these sales are recognized.

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

At December 31, 2018, the net position hedged related to loans and deposits was a forward purchase of $170 million versus the Euro. This comprised of a forward purchase of $620 million versus the Euro, a forward sale of $215 million versus the Euro, both using cross currency basis swaps, and a forward sale of $235 million versus the Euro using simple foreign exchange forward contracts.

The table below details the effect of foreign currency derivatives in the Consolidated Income Statement:

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Derivatives
Included in Finance costs—net
Realized gains / (losses) on foreign currency derivatives—net	5	31	15
Unrealized gains / (losses) on foreign currency derivatives—net	23	(110)	30

Total	28	(79)	45

In accordance with the Group policy, the net foreign exchange result related to financing activities is expected to be balanced at any time.

Net debt derivatives settled during the year are presented in ‘Other financing activities’ in the Consolidated Statement of Cash Flows.

Foreign exchange sensitivity on commercial and financing transaction exposures

The largest exposures of the Group are related to the Euro/US Dollar exchange rate. The table below summarizes the impact on profit and Equity (before tax effect) of a 10% strengthening of the US Dollar versus the Euro for non US Dollar functional currency entities.

(in millions of Euros)	Effect on profit before tax	Effect on pretax equity
Trade receivables	5	—
Trade payables	(1)	—
Derivatives on commercial transaction(A)	18	(34)

Commercial transaction exposure	22	(34)

Cash in Bank and intercompany loans	133	—
Borrowings	(150)	—
Derivatives on financing transaction	17	—

Financing transaction exposure	—	—

Total	22	(34)

(A)

Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future years when these sales are recognized. The impact on pretax equity (€34 million) relates to derivatives hedging future sales spread from 2019 to 2022 which are designated as cash flow hedges.

The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.

Translation exposures

Foreign exchange impacts related to the translation to Euro of net investments in foreign subsidiaries, and related revenues and expenses are not hedged as the Group operates in these various countries on permanent basis (except as described below).

In June 2018, the Group entered into forward contracts for a total nominal amount of CHF174 million in order to hedge the currency risk associated with the translation of the net assets of its Swiss operations into the Group’s presentation currency. The Group designated these derivatives as a net investment hedge. The unrealized loss of the net investment hedge is included in Other Comprehensive Income for €4 million as of December 31, 2018.

Foreign exchange sensitivity

The exposure relates to foreign currency translation of net investments in foreign subsidiaries and arises mainly from operations conducted by US Dollar functional currency subsidiaries.

The table below summarizes the impact on profit and Equity (before tax effect) of a 10% strengthening of the US Dollar versus the Euro (on average rate for profit before tax and closing rate for pretax equity) for US Dollar functional currency entities.

(in millions of Euros)	Effect on profit before tax	Effect on pretax equity
10% strengthening US Dollar/Euro	(5)	7

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

At December 31, 2018 and 2017, the margin requirement related to foreign exchange hedges was not material and the Group was not exposed to material margin call risk.

ii. Commodity price risk

The Group is subject to the effects of market fluctuations in the price of aluminium, which is the Group’s primary metal input and a significant component of its output. The Group is also exposed to variation in the premium and in the price of zinc, natural gas, silver and copper but in a less significant way.

The Group policy is to minimize exposure to aluminium price volatility by passing through the aluminium price risk to customers and using derivatives where necessary. All sales and purchases are converted to be on the same floating basis and then ensure that the same quantities are bought and sold at the same (market) price. The Group purchases fixed price aluminium forwards to offset the exposure of LME volatility on its fixed price sales agreements for the supply of metal.

The group also purchases fixed price copper, aluminium premium, silver and zinc forwards to offset the commodity exposure where sales contracts have embedded fixed price agreements for the relevant commodity.

In addition, the Group also purchases natural gas fixed price forwards to lock in energy costs where a fixed price purchase contract is not possible.

At December 31, 2018, the nominal amount of commodity derivatives is as follows:

(in millions of Euros)	Maturity	Less than 1 year	Over 1 year
Aluminium	2019-2023	392	48
Premium	2019-2021	10	4
Copper	2019-2021	5	5
Silver	2019-2020	9	—
Zinc	2019-2021	8	17
Natural gas	2019-2020	4	2

The value of the contracts will fluctuate due to changes in market prices but is intended to help protect the Group’s margin on future conversion and fabrication activities. At December 31, 2018, these contracts were directly entered into with external counterparties.

The Group does not apply hedge accounting on commodity derivatives and therefore any mark-to-market movements are recognized in Other gains / (losses)—net.

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Derivatives
Included in Other gains / (losses)—net
Realized gain / (loss) on commodity derivatives—net	7	16	(16)
Unrealized (loss) / gain on commodity derivatives—net	(83)	41	31

Commodity price sensitivity: risks associated with derivatives

The net impact on earnings and equity of a 10% increase in the market price of aluminium, based on the aluminium derivatives held by the Group at December 31, 2018 (before tax effect), with all other variables held constant was estimated to be a €37 million gain. The balances of such financial instruments may change in future years however, and therefore the amounts shown may not be indicative of future results.

Margin Calls

As the LME price for aluminium falls, the derivative contracts entered into with financial institution counterparties have a negative mark-to-market. The Group’s financial institution counterparties may require margin calls should the negative mark-to-market exceed a pre-agreed contractual limit. In order to protect from the potential margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis for adverse movements in aluminium prices. At December 31, 2018, the margin requirement related to aluminium or any other commodity hedges was €5 million. Margins call supported by the Group will be partially offset by advance payments received from customers and the Group was not exposed to any other material margin call risk.

iii. Interest rate risk

Interest rate risk refers to the risk that the value of financial instruments held by the Group and that are subject to variable rates will fluctuate, or the cash flows associated with such instruments will be impacted due to changes in market interest rates. The Group’s interest rate risk arises principally from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk, which is partially offset by cash and cash equivalent deposits (including short-term investments) earning interest at variable interest rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. (See NOTE 22—Financial Instruments). At December 31, 2018, Group’s borrowings were mainly at fixed rate.

Interest rate sensitivity: risks associated with variable-rate financial instruments

The impact on income before income tax for the year of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by the Group at December 31, 2018, with all other variables held constant, was estimated to be less than €1 million for the years ended December 31, 2018 and 2017. However, the balances of such financial instruments may not remain constant in future years, and therefore the amounts shown may not be indicative of future results.

23.2 Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of cash-in-bank, cash deposits, mark-to-market on derivative transactions and customer trade receivables arising from the Group’s operating activities. The maximum exposure to credit risk for the year ended December 31, 2018 is the carrying value of each class of financial asset as described in NOTE 22—Financial Instruments. The Group does not generally hold any collateral as security.

Credit risk related to transactions with financial institutions

Credit risk with financial institutions is managed by the Group’s Treasury department in accordance with a Board approved policy. Management is not aware of any significant risks associated with financial institutions as a result of cash and cash equivalent deposits, including short-term investments, and financial derivative transactions.

The number of financial counterparties is tabulated below showing our exposure to the counterparty by rating type (Parent company ratings from Moody’s Investor Services):

	At December 31, 2018		At December 31, 2017
	Number of financial counterparties(A)	Exposure (in millions of Euros)	Number of financial counterparties(A)	Exposure (in millions of Euros)
Rated Aa or better	2	22	3	52
Rated A	8	110	12	224
Rated Baa	2	4	3	19

Total	12	136	18	295

(A)	Financial Counterparties for which the Group’s exposure is below €0.25 million have been excluded from the analysis.

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

Trade receivables are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Constellium management on a regular basis. Over 88% of the Group’s trade account receivables are insured by insurance companies rated A3 or better, or sold to a factor on a non-recourse basis. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, bank guarantees or letters of credit.

Historically, we have a very low level of customer default as a result of long history of dealing with our customer base and an active credit monitoring function. See NOTE 14—Trade Receivables and other for the aging of trade receivables.

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

At December 31, 2018, the borrowing base for the pan US ABL facility and the French inventory facility were $300 million and €80 million respectively. After deduction of amount drawn and letters of credit, the Group had €335 million outstanding availability under these secured revolving credit facilities at December 31, 2018.

At December 31, 2018, liquidity was €669 million, comprised of €164 million of cash and cash equivalents and €505 million of available undrawn facilities, including the €335 million described above.

The tables below show undiscounted contractual financial assets and financial liabilities values by relevant maturity groupings based on the remaining periods from December 31, 2018 and December 31, 2017 respectively to the contractual maturity date.

	At December 31, 2018			At December 31, 2017
	Less than 1 year	Between 1 - 5 years	Over 5 years	Less than 1 year	Between 1 - 5 years	Over 5 years
Financial assets
Net debt derivatives	5	12	—	6	3	—
Net cash flows from derivative assets related to currencies and commodities	22	12	—	59	15	—

Total	27	24	—	65	18	—

	Notes	At December 31, 2018			At December 31, 2017
		Less than 1 year	Between 1 - 5 years	After 5 years	Less than 1 year	Between 1 - 5 years	After 5 years
Financial liabilities
Borrowings(A)		6	315	1,754	67	318	1,692
Interest(B)		114	422	173	103	421	264
Net debt derivatives		3	4	—	3	10	—
Net cash flows from derivative liabilities related to currencies and commodities		56	35	—	17	11	—
Trade payables and other (excludes deferred revenue and contract liabilities)	20	900	18	—	920	20	—

Total		1,079	794	1,927	1,110	780	1,956

(A)	Borrowings include the pan US ABL facility, which is considered short-term in nature and is included in the category “Less than 1 year” but exclude finance leases.
(B)	Interests disclosed are undiscounted forecast interest.

NOTE 24—PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

The Group operates a number of pensions, other post-employment benefits and other long-term employee benefit plans. Some of these plans are defined contribution plans and some are defined benefit plans, with assets held in separate trustee-administered funds. Benefits paid through pension trusts are sufficiently funded to ensure the payment of benefits to retirees when they become due.

Actuarial valuations are reflected in the Consolidated Financial Statements as described in NOTE 2.6—Principles governing the preparation of the Consolidated Financial Statements.

24.1 Description of the plans

Pension plans

Constellium’s pension obligations are in the US, Switzerland, Germany and France. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement and are periodically adjusted for cost of living increases, either by company practice, collective agreement or statutory requirement. US, Swiss and France benefit plans are funded through long-term employee benefit funds.

Other post-employment benefits (OPEB)

The Group provides health care and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents, mainly in the US. Eligibility for coverage depends on certain age and service criteria. These benefit plans are unfunded.

Other long-term employee benefits

Other long term employee benefits mainly include jubilees in France, Germany and Switzerland and other long-term disability benefits in the US. These benefit plans are unfunded.

24.2 Description of risks

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

Interest rate risk

A decrease in the discount rate will increase the defined benefit obligation. At December 31, 2018, impacts of the change on the defined benefit obligation of a 0.50% increase / decrease in the discount rates are calculated by using a proxy based on the duration of each scheme:

(in millions of Euros)	0.50% increase in discount rates	0.50% decrease in discount rates
France	(9)	10
Germany	(8)	9
Switzerland	(19)	22
United States	(26)	28

Total sensitivity on Defined Benefit Obligations	(62)	69

Longevity risk

The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of plan participants. An increase in the life expectancy of the plan participants will increase the plan’s liability.

24.3 Actuarial assumptions

Pension and other post-employment benefit obligations were updated based on the discount rates applicable at December 31, 2018. The principal actuarial assumptions used at December 31, 2018 and 2017 were as follows:

	At December 31, 2018			At December 31, 2017
	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Rate of increase in salaries	Rate of increase in pensions	Discount rate
Switzerland	1.50%	—	0.80%	1.50%	—	0.65%
US	—	—	—	—	—	—
Hourly pension	2.20%	—	4.40%-4.45%	2.20%	—	3.70%-3.75%
Salaried pension	3.80%	—	4.45%	3.80%	—	3.80%
OPEB(A)	3.80%	—	4.40%-4.55%	3.80%	—	3.70%-3.85%
Other benefits	3.80%	—	4.25%-4.40%	3.80%	—	3.60%-3.70%
France	1.50%-2.50%	2.00%	—	1.50%-1.75%	2.00%	—
Retirements	—	—	1.65%	—	—	1.50%
Other benefits	—	—	1.35%	—	—	1.20%
Germany	2.75%	1.70%	1.70%	2.75%	1.70%	1.60%

(A)	The other main financial assumptions used for the OPEB (healthcare plans, which are predominantly in the US) were:

•

Medical trend rate: pre 65: 6.70% starting in 2019 decreasing gradually to 4.50% until 2026 and stable onwards and post 65: 5.80% starting in 2019 decreasing gradually to 4.50% until 2026 and stable onwards, and

•	Claims costs are based on individual company experience.

For both pension and healthcare plans, the post-employment mortality assumptions allow for future improvements in life expectancy.

24.4 Amounts recognized in the Consolidated Statement of Financial Position

(in millions of Euros)	At December 31, 2018			At December 31, 2017
	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	674	—	674	691	—	691
Fair value of plan assets	(380)	—	(380)	(387)	—	(387)

Deficit of funded plans	294	—	294	304	—	304
Present value of unfunded obligation	115	201	316	110	250	360

Net liability arising from defined benefit obligation	409	201	610	414	250	664

24.5 Movement in net defined benefit obligations

	At December 31, 2018
(in millions of Euros)	Defined benefit obligations			Plan Assets	Net defined benefit liability
	Pension benefits	Other benefits	Total
At January 1, 2018	801	250	1,051	(387)	664

Included in the Consolidated Income Statement
Current service cost	18	6	24	—	24
Interest cost / (income)	16	8	24	(9)	15
Past service cost	—	(36)	(36)	—	(36)
Immediate recognition of gains / (losses) arising over the year	—	—	—	—	—
Administration expenses	—	—	—	2	2

Included in the Statement of Comprehensive Income / (Loss)
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	26	26
—changes in financial assumptions	(30)	(15)	(45)	—	(45)
—changes in demographic assumptions	(5)	(1)	(6)	—	(6)
—experience losses	(1)	(2)	(3)	—	(3)
Effects of changes in foreign exchange rates	22	9	31	(16)	15

Included in the Consolidated Statement of Cash Flows					—
Benefits paid	(35)	(19)	(54)	31	(23)
Contributions by the Group	—	—	—	(23)	(23)
Contributions by the plan participants	3	1	4	(4)	—

At December 31, 2018	789	201	990	(380)	610

	At December 31, 2017
(in millions of Euros)	Defined benefit obligations			Plan Assets	Net defined benefit liability
	Pension benefits	Other benefits	Total
At January 1, 2017	853	273	1,126	(391)	735

Included the Consolidated Income Statement
Current service cost	18	6	24	—	24
Interest cost / (income)	18	9	27	(10)	17
Past service cost	(16)	(4)	(20)	—	(20)
Immediate recognition of gains / (losses) arising over the year	—	—	—	—	—
Administration expenses	—	—	—	3	3

Included in the Statement of Comprehensive Income / (Loss)
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	(36)	(36)
—changes in financial assumptions	23	14	37	—	37
—changes in demographic assumptions	—	(1)	(1)	—	(1)
—experience losses	—	—	—	—	—
Effects of changes in foreign exchange rates	(61)	(29)	(90)	42	(48)

Included in the Consolidated Statement of Cash Flows
Benefits paid	(38)	(18)	(56)	33	(23)
Contributions by the Group	—	—	—	(24)	(24)
Contributions by the plan participants	4	—	4	(4)	—

At December 31, 2017	801	250	1,051	(387)	664

24.6 OPEB amendments

In the third quarter of 2018, the Group announced a plan to transfer certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan (“the Plan”) from a company sponsored program to a third-party health network that provides similar benefits at a lower cost. This change in benefits was accounted for as a plan amendment and resulted in both a reduction of the defined benefit obligation and the recognition of a €36 million gain from negative past service cost.

The United Steelworkers Local Union 5668 is contesting the changes to the Plan and filed a law suit against Constellium Rolled Products Ravenswood, LLC in a federal district court in West Virginia (the “Court”) seeking to enjoin the Plan changes and to compel arbitration. The Court issued an order in December 2018 enjoining the Company from implementing the changes to the Plan pending resolution in arbitration.

The Group believes it has a strong legal position, and that it is probable that it will ultimately prevail and be able to implement the Plan changes.

24.7 Net defined benefit obligations by country

	At December 31, 2018			At December 31, 2017
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	151	(3)	148	148	(3)	145
Germany	136	(1)	135	142	(1)	141
Switzerland	251	(178)	73	251	(177)	74
United States	451	(198)	253	509	(206)	303
Other countries	1	—	1	1	—	1

Total	990	(380)	610	1,051	(387)	664

24.8 Plan asset categories

	At December 31, 2018			At December 31, 2017
(in millions of Euros)	Quoted in an active market	Unquoted in an active market	Total	Quoted in an active market	Unquoted in an active market	Total
Cash & cash equivalents	6	—	6	3	—	3
Equities	95	40	135	109	51	160
Bonds	71	110	181	68	106	174
Property	10	33	43	8	29	37
Other	5	10	15	5	8	13

Total fair value of plan assets	187	193	380	193	194	387

24.9 Cash flows

Expected contributions to pension and other benefits amount to €26 million and €19 million respectively for the year ended December 31, 2019.

Benefit payments expected to be paid either by pension funds or directly by the Company to beneficiaries over the next years are as follows:

(in millions of Euros)	Estimated benefits payments
Year ended December 31,
2019	53
2020	49
2021	52
2022	54
2023	56
2024 to 2028	290

At December 31, 2018, the weighted-average maturity of the defined benefit obligations was 13.3 years (2017: 14.0 years).

NOTE 25—PROVISIONS

(in millions of Euros)	Notes	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2018		81	5	67	153
Transfer from provision to contract liability	2	—	—	(23)	(23)
Allowance		3	1	15	19
Amounts used		(2)	(2)	(4)	(8)
Unused amounts reversed		—	(1)	(6)	(7)
Unwinding of discounts		(1)	—	—	(1)
Effects of changes in foreign exchange rates		2	—	1	3
Transfer		—	—	4	4

At December 31, 2018		83	3	54	140

Current		5	1	40	46
Non-Current		78	2	14	94

Total Provisions		83	3	54	140

(in millions of Euros)	Notes	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2017		88	5	56	149
Allowance		3	3	19	25
Amounts used		(2)	(2)	(3)	(7)
Unused amounts reversed		—	(1)	(4)	(5)
Unwinding of discounts		(1)	—	—	(1)
Effects of changes in foreign exchange rates		(7)	—	(1)	(8)

At December 31, 2017		81	5	67	153

Current		4	3	33	40
Non-Current		77	2	34	113

Total Provisions		81	5	67	153

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

Legal claims and other costs

(in millions of Euros)	At December 31, 2018	At December 31, 2017
Maintenance and customer related provisions(A)	6	25
Litigation(B)	41	36
Disease claims(C)	4	3
Other	3	3

Total Provisions for legal claims and other costs	54	67

(A)	Contract liabilities related to refund penalties and price concessions previously presented as provisions have been reclassified for €23 million as of January 01, 2018.
(B)

The Group is involved in litigation and other proceedings, such as civil, commercial and tax proceedings, incidental to normal operations. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results, financial position, or cash flows of the Group.

(C)

Since the early 1990s, certain activities of the Group’s businesses have been subject to claims and lawsuits in France relating to occupational diseases resulting from alleged asbestos exposure, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for acquiring such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. At December 31, 2018, 6 cases in which gross negligence is alleged (“faute inexcusable”) remain outstanding (7 at December 31, 2017), the average amount per claim being less than €0.1 million. The average settlement amount per claim in 2018 and 2017 was less than €0.1 million. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results from continuing operations, financial position, or cash flows of the Group.

Contingencies

The Group is involved, and may become involved, in various law suits, claims and proceedings relating to customer claims, product liability, and other commercial matters. The Group records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised are or can be highly complex and subject to significant uncertainties and amounts claimed are and can be substantial. As a result, the probability of loss and an estimation of damages are and can be difficult to ascertain.

The Group is currently subject to an arbitration by a customer claiming that Constellium supplied defective products as a result of which the customer alleges it has suffered significant damages. The Group considers that the claim is without merit on both technical and legal grounds and is vigorously defending the action. For this matter and in respect of others which the Group considers are without merit, while it is possible that an unfavorable outcome may result, after assessing the information available, the Group has concluded that it is not probable that a loss has been incurred.

In exceptional cases, when the Group considers that disclosures relating to provisions and contingencies may prejudice its position, disclosures are limited to the general nature of the dispute.

NOTE 26—NON-CASH INVESTING & FINANCING TRANSACTIONS

Property, plant and equipment acquired through finance leases amounted respectively to €28 million, €17 million and €16 million for the years ended December 31, 2018, 2017 and 2016 respectively. These leases are excluded from Statement of Cash Flow as they are non-cash investing transactions.

Fair values of Performance based restricted Shares Units and Restricted Share Units vested during the period amounted to €8 million, €1 million and €4 million for the years ended December 31, 2018, 2017 and 2016 respectively. They are excluded from the Statement of Cash flows as non-cash financing activities.

NOTE 27—SHARE CAPITAL

At December 31, 2018, authorized share capital amounts to €8 million and is divided into 400,000,000 Class A ordinary shares, each with a nominal value of €0.02. All shares, except for the ones held by Constellium N.V., have the right to one vote.

		in millions of Euros
	Number of shares	Share capital	Share premium
At January 1, 2018	134,510,623	3	420
New shares issued(A)	1,488,771	—	—

At December 31, 2018(B)	135,999,394	3	420

(A)	Constellium N.V. issued and granted 1,488,771 Class A ordinary shares to certain employees related to share-based compensation plans.
(B)	Constellium N.V. holds 38,597 Class A ordinary shares at December 31, 2018.

NOTE 28—COMMITMENTS

Non-cancellable operating leases commitments

The Group leases various buildings, machinery, and equipment under operating lease agreements. Total rent expense was €31 million for the year ended December 31, 2018 (€27 million for the year ended December 31, 2017 and €27 million for the year ended December 31, 2016).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(in millions of Euros)	At December 31, 2018	At December 31, 2017
Less than 1 year	24	19
1 to 5 years	63	49
More than 5 years	46	40

Total non-cancellable operating leases minimum payments	133	108

Capital expenditures commitments

(in millions of Euros)	At December 31, 2018	At December 31, 2017
Computer Software	1	2
Property, plant and equipment	123	99

Total capital expenditure commitments	124	101

NOTE 29—RELATED PARTIES

Subsidiaries and affiliates

A list of the principal companies controlled by the Group is presented in NOTE 31—Subsidiaries and operating segments. Transactions between fully consolidated companies are eliminated when preparing the Consolidated Financial Statements.

Investments accounted for under the equity method are the only related parties identified by the Group during the years ended December 31, 2018, 2017 and 2016. Transactions with these related parties are described in NOTE 18—Investments accounted for under the equity method.

Shareholders

On March 28, 2018, Constellium Issoire entered into a €10 million unsecured Revolving Credit Facility with BPI France, a related party.

Key management remuneration

The Group’s key management comprises the Board members and the Executive committee members effectively present during 2018.

Executive committee members are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly reporting to the CEO.

The costs reported below are compensation and benefits for key management:

•	Short term employee benefits include their base salary plus bonus.

•	Directors’ fees include annual director fees, Board and committees’ attendance fees.

•	Share-based compensation includes the portion of the IFRS 2 expense as allocated to key management.

•	Post-employment benefits mainly include pension costs.

•	Termination benefits include departure costs.

As a result, the aggregate compensation for the Group’s key management is comprised of the following:

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Short term employee benefits	9	8	10
Directors’ fees	1	1	1
Share-based compensation	6	4	2
Post-employments benefits	—	—	—
Termination benefits	—	1	1
Employer social contribution	1	1	2

Total	17	15	16

NOTE 30—SHARE-BASED COMPENSATION

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

•

For PSUs granted in 2017 and 2018, a performance condition, contingent on the TSR performance of Constellium over the three-year measurement period compared to the TSR of specified indices. PSUs will ultimately vest based on a range from 0% to 200%.

The PSUs granted in November 2015 achieved a TSR performance of 118.2% at its first testing period, 251.1% at its second testing period and 184,4% at its third period, which represented respectively 47,229 potential additional shares in 2016, 366,669 potential additional shares in 2017, and 187,648 potential additional shares in 2018. The PSUs vested in November 2018 and 1,231,055 shares were granted to beneficiaries.

The PSUs granted in March 2016, May 2016, August 2016 and November 2016 achieved, respectively, a TSR performance of 115.9%, 98.1%, 191.6% and 223.8% at their first testing period, which represents 186,059 potential additional shares in 2017. They achieved respectively a TSR performance of 229.9%, 217.2%, 282.2% and 148.7% at their second testing period, which represents 446,022 potential additional shares in 2018. Potential shares could vest in 2019 subject to the continued employment of the beneficiaries.

The following table lists the inputs to the model used for the PSUs granted in 2018 and 2017:

	Year ended December 31, 2018	Year ended December 31, 2017
Fair value at grant date (in euros)	15.31	11.52
Share price at grant date (in euros)	10.27	7.50
Dividend yield	—	—
Expected volatility(A)	75%	75%
Risk-free interest rate (US government bond yield)	2.60%	1.51%
Model used	Monte Carlo	Monte Carlo

(A)	Volatilities for the Company and companies included in indices were estimated based on observed historical volatilities over period equal to PSU vesting period.

Restricted Stock Units Award Agreements (equity-settled)

The Company grants Restricted Stock Units (RSUs) to a certain number of employees’ subject to the beneficiaries remaining continuously employed within the Group from the grant date through the end of the vesting period. Vesting period is three years.

In 2016, the Company also granted 150,000 RSUs which vest in equal installments on the first two anniversaries of the grant date, subject to continued employment, of which 75,000 vested on the first anniversary in 2017 and 75,000 in 2018 on the second anniversary.

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

Expense recognized during the year

In accordance with IFRS 2, share-based compensation is recognized as an expense over the vesting period. The estimate of this expense is based upon the fair value of a Class A potential ordinary share at the grant date. The total expense related to the potential ordinary shares for the year ended December 31, 2018, 2017 and 2016 amounted to €12 million, €8 million and €6 million respectively.

Movement of potential shares

The following table illustrates the number and movements in shares during the year:

	Performance-Based RSU		Restricted Stock Units		Equity Award Plans
	Potential Shares	Weighted-Average Grant-Date Fair Value per Share	Potential Shares	Weighted-Average Grant-Date Fair Value per Share	Potential Shares	Weighted-Average Grant-Date Fair Value per Share
At January 1, 2017	2,066,835	€7.50	479,500	€7.82	94,881	€5.01

Granted(A)	892,781	€11.52	703,180	€7.50	54,409	€6.09
Over-performance(B)	552,728	€7.63	—	—	—	—
Vested	—	—	(125,000)	€7.02	(53,950)	€5.76
Forfeited(C)	(254,504)	€8.29	(113,180)	€7.27	—	—

At December 31, 2017	3,257,840	€8.56	944,500	€7.76	95,340	€5.20

Granted(A)	701,109	€15.31	595,687	€10.23	30,709	€10.27
Over-performance(B)	633,670	€7.28	—	—	—	—
Vested	(1,265,635)	€7.09	(155,000)	€10.83	(68,136)	€4.85
Forfeited(C)	(241,820)	€8.40	(72,663)	€8.57	—	—

At December 31, 2018	3,085,164	€10.45	1,312,524	€8.47	57,913	€8.31

(A)	For PSUs, the number of potential shares granted is presented using a vesting multiplier of 100%.

(B)	When the achievement of TSR performance exceeds the vesting multiplier of 100%, the additional potential shares are presented as over-performance shares.

(C)	For potential shares related to PSUs, 213,820 were forfeited following the departure of certain beneficiaries and 28,000 were forfeited in relation to the non-fulfilment of performance conditions.

NOTE 31—SUBSIDIARIES AND OPERATING SEGMENTS

The following Group’s affiliates are legal entities included in the Consolidated Financial Statements of the Group at December 31, 2018.

Entity	Country	% Group Interest	Consolidation Method
Cross Operating Segment
Constellium Singen GmbH (AS&I and P&ARP)	Germany	100%	Full
Constellium Valais S.A. (AS&I and A&T)	Switzerland	100%	Full

AS&I
Constellium Automotive USA, LLC	US	100%	Full
Constellium Engley (Changchun) Automotive Structures Co Ltd.	China	54%	Full
Constellium Extrusions Decin S.r.o.	Czech Republic	100%	Full
Constellium Extrusions Deutschland GmbH	Germany	100%	Full
Constellium Extrusions Landau GmbH	Germany	100%	Full
Constellium Extrusions Burg GmbH	Germany	100%	Full
Constellium Extrusions France S.A.S.	France	100%	Full
Constellium Extrusions Levice S.r.o.	Slovakia	100%	Full
Constellium Automotive Mexico, S. DE R.L. DE C.V.	Mexico	100%	Full
Constellium Automotive Mexico Trading, S. DE R.L. DE C.V.	Mexico	100%	Full
Astrex Inc	Canada	50%	Full

Entity	Country	% Group Interest	Consolidation Method
Constellium Automotive Zilina S.r.o.	Slovakia	100%	Full
Constellium Automotive Nanjing Co Ltd	China	100%	Full
Constellium Automotive Spain SL	Spain	100%	Full

A&T
Constellium Issoire S.A.S.	France	100%	Full
Constellium Montreuil Juigné S.A.S.	France	100%	Full
Constellium China Limited	China	100%	Full
Constellium Japan KK	Japan	100%	Full
Constellium Rolled Products Ravenswood, LLC	US	100%	Full
Constellium Southeast Asia PTE LTD	Singapore	100%	Full
Constellium Ussel S.A.S.	France	100%	Full
AluInfra Services SA(A)	Switzerland	50%	Full

P&ARP
Constellium Deutschland GmbH	Germany	100%	Full
Constellium Rolled Products Singen GmbH KG	Germany	100%	Full
Constellium Property and Equipment Company, LLC	US	100%	Full
Constellium Neuf Brisach	France	100%	Full
Constellium Muscle Shoals LLC	US	100%	Full
Constellium Holding Muscle Shoals LLC	US	100%	Full
Constellium Muscle Shoals Funding II LLC	US	100%	Full
Listerhill Total Maintenance Center LLC	US	100%	Full
Constellium Metal Procurement LLC	US	100%	Full
Constellium-UACJ ABS LLC	US	51%	Equity
Rhenaroll	France	50%	Equity
Holdings & Corporate
C-TEC Constellium Technology Center S.A.S.	France	100%	Full
Constellium Finance S.A.S.	France	100%	Full
Constellium France III	France	100%	Full
Constellium France Holdco S.A.S.	France	100%	Full
Constellium International	France	100%	Full
Constellium Paris S.A.S	France	100%	Full
Constellium Germany Holdco GmbH & Co. KG	Germany	100%	Full
Constellium Germany Verwaltungs GmbH	Germany	100%	Full
Constellium UK Limited	United Kingdom	100%	Full
Constellium U.S. Holdings I, LLC	US	100%	Full
Constellium Switzerland AG	Switzerland	100%	Full
Constellium W S.A.S.	France	100%	Full
Constellium Treuhand UG	Germany	100%	Full
Engineered Products International S.A.S.	France	100%	Full

(A)	AluInfra Services SA, the joint venture created with Novelis in July 2018, is consolidated as a joint operation and is immaterial in the Group Consolidated Financial Statements

NOTE 32—PARENT COMPANY

Statement of Financial Position of Constellium N.V. (parent company only).

(in millions of Euros)	At December 31, 2018	At December 31, 2017
Assets

Current assets
Cash and cash equivalents	—	—
Trade receivables and other	109	53
Other financial assets	38	28

	147	81

Non-current assets
Property, plant and equipment	—	—
Financial assets	2,106	2,143
Investments in subsidiaries	144	131
Deferred income tax assets	2	—

	2,252	2,274

Total Assets	2,399	2,355

Liabilities

Current liabilities
Trade payables and other	5	6
Income tax payable	21	—
Other financial liabilities	33	22

	59	28

Non-current liabilities
Borrowings	2,022	1,957

	2,022	1,957

Total Liabilities	2,081	1,985

Equity
Share capital	3	3
Share premium	429	429
Accumulated retained earnings	(239)	(17)
Other reserves	38	25
Net income/ (loss)	87	(70)

Total Equity	318	370

Total Equity and Liabilities	2,399	2,355

Statement of Comprehensive income / (loss) of Constellium N.V. (parent company only).

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Revenue	3	1	1

Gross profit	3	1	1

Selling and administrative expenses	(15)	(5)	(8)

Employee benefit expenses	(3)	(1)	—

Loss from recurring operations	(15)	(5)	(7)

Other income	—	—	—
Other expense	(3)	—	—

Loss from operations	(18)	(5)	(7)

Financial result—net	80	(65)	1

Income / (loss) before income tax	62	(70)	(6)
Income tax	25	—	—

Net income / (loss)	87	(70)	(6)

Other comprehensive (loss) / income	—	—	—

Total comprehensive income / (loss)	87	(70)	(6)

Statement of Cash Flows of Constellium N.V. (parent company only).

(in millions of Euros)	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Net income/ (loss)	87	(70)	(6)
Adjustments
Finance cost—net	(80)	65	(1)
Dividend received	—	—	—
Income tax	(25)	—	—
Interest paid	(102)	(148)	(95)
Interest received	134	149	103
Changes in working capital	—	—	—
Trade receivables and other	—	(1)	—
Other financial liabilities	—	—	—
Trade payables and other	—	2	(1)

Net cash flows from / (used in) operating activities	14	(3)	—

Investments in subsidiaries	(1)	(11)	—
Current account with subsidiaries and related parties	(13)	180	(186)
Loans granted to subsidiary and related parties	—	(1,640)	(375)
Repayment of loans granted to subsidiary and related parties	—	823	181
Exit fees received from subsidiaries	—	9	—

Net cash flows used in investing activities	(14)	(639)	(380)

Net proceeds received from issuance of shares	—	259	—
Proceeds from issuance of Senior Notes	—	1,440	375
Payment of deferred financing costs	—	(29)	(12)
Repayment of Senior Notes	—	(949)	—
Payment of exit fees	—	(61)	—
Realized foreign exchange gains / (losses)	—	(17)	17
Other	—	(1)	—

Net cash flows from financing activities	—	642	380

Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents—beginning of year	—	—	—
Effect of exchange rate changes on cash and cash equivalents	—	—	—

Cash and cash equivalents—end of year	—	—	—

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

As at December 31, 2018, there were no material contingencies at Constellium N.V.

A description of Constellium N.V.’s parent company only borrowings and related maturity dates is provided in NOTE 21—Borrowings. Other financial liabilities represent interest payable on borrowings.

Non-current financial assets represent loans to Constellium International and Constellium France Holdco and current other financial assets represent related interest receivables. The first application of IFRS 9 expected credit loss model resulted in the recognition of a €151 million loss in opening retained earnings net of tax (previous loss allowance was nil) and a €53 million gain in Other comprehensive income during the year ended December 31, 2018.

NOTE 33—ACQUISITION OF CONSTELLIUM-BOWLING GREEN

The acquisition of 49% of Constellium-UACJ ABS was completed on January 10, 2019. The transaction is therefore not reflected in the Group’s consolidated financial statements as of December 31, 2018. In accordance with IFRS 3, Constellium will recognize the assets acquired and liabilities assumed, measured at fair value at the acquisition date, in its 2019 consolidated financial statements.

With the assistance of an independent expert, Constellium is estimating, on a preliminary basis, the provisional fair values as of January 10, 2019 of the assets acquired and liabilities assumed. These estimated fair values are subject to change, for a maximum 12-month period from the acquisition date, based upon management’s final determination of the assets acquired and liabilities assumed.

The following table reflects the goodwill arising as a result of the preliminary allocation of purchase price to the Bowling Green assets acquired and liabilities assumed as of January 10, 2019:

(in millions of Euros)	Estimated Fair Value
Cash and cash equivalents	8
Trade receivables and other	49
Inventories	74
Property, plant and equipment	165
Trade payables and other	(45)
Borrowings	(75)

Net asset acquired at fair value	176

Preliminary Goodwill	22

Total Consideration	198

Total consideration includes €87 million of cash consideration paid for the 49% stake in Constellium-UACJ ABS, €73 million for the fair value of Constellium’s previously held interest in Constellium-UACJ ABS and €38 million of preexisting trade receivables with Constellium- UACJ ABS.

Property, Plant and Equipment, Inventories, Provisions and Borrowings have been remeasured at fair value.

Had the acquisition of Constellium-UACJ ABS taken place as of January 1, 2018, Constellium would have recognized a combined revenue of €5,772 million and a combined net income of €159 million for the year 2018.

NOTE 34—SUBSEQUENT EVENTS

On January 10, 2019, the acquisition of 49% of Constellium-UACJ ABS was completed as described in NOTE 33—Acquisition of Constellium Bowling Green.

On February 20, 2019, the Pan-U.S. ABL Facility was amended to, among other things, (i) join Constellium Bowling Green as an additional borrower and (ii) increase the maximum commitments thereunder to $350 million.