Form 20-F
period 2019-12-31
Constellium SE
filed 2020-03-09
CIK 1563411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________________________
FORM 20-F
__________________________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-35931
__________________________________________________________________________
Constellium SE
(Exact Name of Registrant as Specified in its Charter)
__________________________________________________________________________
Constellium SE
(Translation of Registrant’s name into English)
__________________________________________________________________________
France
(Jurisdiction of incorporation or organization)
__________________________________________________________________________
Washington Plaza,
40-44 rue Washington
75008 Paris, France
(Address of principal executive offices)
__________________________________________________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares	CSTM	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
_____________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report:
137,867,418 Ordinary Shares, Nominal Value €0.02 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒  Yes    ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes     ☒  No
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F (this “Annual Report”) of Constellium SE ("Constellium" or "the Company", and when referred to together with its subsidiaries, "the Group") contains “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this Annual Report.
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

•	Aluminium may become less competitive with alternative materials, which could reduce our sales volumes, or lower our selling prices.

•	A significant portion of our revenue is derived from international operations, which exposes us to certain risks inherent in doing business globally.

•	The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries could adversely affect our financial condition and results of operations.

•	If we fail to implement or execute our business strategy, our financial condition and results of operations could be materially adversely affected.

•
Our failure to meet customer manufacturing and quality requirements, standards and demand, or changing market conditions could have a material adverse impact on our business, reputation and financial results.

•
We are dependent on a limited number of customers for a substantial portion of our sales and a failure to successfully renew or renegotiate our agreements with such customers may adversely affect our results of operations, financial condition and cash flows.

•	If we are unable to substantially pass on to our customers the cost of price increases of our raw materials, which may be subject to volatility, our profitability could be adversely affected.

•
We are dependent on a limited number of suppliers for a substantial portion of our aluminium supply and a failure to successfully renew or renegotiate our agreements with our suppliers may adversely affect our results of operations, financial condition and cash flows.

•	The price volatility of energy costs may adversely affect our profitability.

•
Disruptions or failures in our IT systems, or failure to protect our IT systems against cyber-attacks or information security breaches, could have a material adverse effect on our business and financial results.

•	The loss of certain key members of our management team may have a material adverse effect on our operating results.

•
Our level of indebtedness could limit cash flow available for our operations and capital expenditures and could adversely affect our net income, our ability to service our debt or obtain additional financing, and our business relationships.

•
We are a foreign private issuer under the U.S. securities laws and within the meaning of the New York Stock Exchange (“NYSE”) rules. As a result, we qualify for and rely on exemptions from certain corporate governance requirements and may rely on other exemptions available to us in the future.

•	Any inability of the Company to continue to benefit from French provisions applicable to registered intermediaries (“intermédiaires inscrits”) could adversely affect the rights of shareholders.

•	The other factors presented under “Item 3. Key Information-D. Risk Factors.”

-ii-

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
The selected historical financial information as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 has been derived from our audited consolidated financial statements (the “Consolidated Financial Statements”) included elsewhere in this Annual Report. The selected historical financial information as of December 31, 2017, 2016 and 2015 and for each of the two years in the period ended December 31, 2016 have been derived from our audited consolidated financial statements not included in this Annual Report.
The audited Consolidated Financial Statements included elsewhere in this Annual Report have been prepared in a manner that complies, in all material respects, with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and as endorsed by the European Union (“EU”).
References to “tons” throughout this Annual Report are to metric tons.

	As of and for the year ended December 31,
(€ in millions other than per share and per ton data)	2019	2018	2017	2016	2015
Statement of income data:
Revenue	5,907	5,686	5,237	4,743	5,153
Gross profit	602	538	555	535	468
Income / (Loss) from operations	255	404	338	267	(406)
Net income / (loss) for the period	64	190	(31)	(4)	(552)
Earnings / (loss) per share—basic	0.43	1.40	(0.28)	(0.04)	(5.27)
Earnings / (loss) per share—diluted	0.41	1.37	(0.28)	(0.04)	(5.27)
Weighted average number of shares outstanding (diluted)	142,645,619	138,145,914	110,164,320	105,500,327	105,097,442
Dividends per ordinary share (Euro)	—	—	—	—	—

	As of and for the year ended December 31,
(€ in millions other than per share and per ton data)	2019	2018	2017	2016	2015
Balance sheet data:
Total assets	4,184	3,901	3,711	3,787	3,628
Net (liabilities)/assets or total invested equity	(85)	(114)	(319)	(570)	(540)
Share capital	3	3	3	2	2
Other operational and financial data (unaudited):
Capital expenditure(1)	271	277	276	355	350
Volumes (in kt)	1,589	1,534	1,482	1,470	1,478
Revenue per ton (€ per ton)	3,717	3,707	3,534	3,227	3,486
__________________

(1)	Represents purchases of property, plant, and equipment.

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
You should carefully consider the risks and uncertainties described below and the other information in this Annual Report. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our outstanding securities could decline. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Special Note About Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.
BUSINESS AND OPERATIONAL RISKS
We may not be able to compete successfully in the highly competitive markets in which we operate, and new competitors could emerge, which could negatively impact our share of industry sales, sales volumes and selling prices.
We are engaged in a highly competitive industry and compete in the production and sale of rolled and extruded aluminium products with a number of other producers, some of which are larger and have greater financial and technical resources than we do. As a result, these competitors may have an advantage over us in their abilities to research and develop technology, pursue acquisition, investment and other business opportunities, market and sell their products and services, capitalize on market opportunities, enter new markets and withstand business interruptions, pricing reductions, or adverse industry or economic conditions. In addition, producers with a lower cost basis may, in certain circumstances, have a competitive pricing advantage. Further, a current or new competitor may add or build new capacity, which could diminish our profitability by decreasing prices in our markets. New competitors could emerge within aluminium, steel or other materials, that may seek to compete in our industry. Emerging or transitioning markets in regions with abundant natural resources, low-cost labor and energy, and lower environmental and other standards may pose a significant competitive threat to our business. Moreover, technological innovation is important to our customers who require us to lead or keep pace with new innovations to address their needs. If we do not compete successfully, our share of industry sales, sales volumes and selling prices may be negatively impacted. Changes in regulation that have a disproportionately negative effect on us or our methods of production may also diminish our competitive advantage and industry position.
Aluminium may become less competitive with alternative materials, which could reduce our sales volumes, or lower our selling prices.
Our products compete with products made from other materials-such as steel, glass, plastics and composite materials-for various applications. Higher aluminium prices relative to substitute materials tend to make aluminium products less competitive with these alternative materials. Environmental and other regulations may also make our products less competitive as compared to materials that are subject to fewer regulations. Customers in our end-markets use and continue to evaluate the further use of alternative materials to aluminium in order to reduce the weight and increase the efficiency of their products. In addition, consumer demand and preferences also impact customer selection of packaging materials. While we believe that the recyclability of aluminium, coupled with increasing consumer focus on resource conservation, may reduce the impact of competition from certain alternative packaging sources, there is no guarantee that such competition will be reduced. The willingness of customers to accept substitutions for aluminium, or the ability of large customers to exert leverage in the market to reduce the pricing for our aluminium products, could materially adversely affect our financial position, results of operations and cash flows.
A significant portion of our revenue is derived from international operations, which exposes us to certain risks inherent in doing business globally.
We are a global company with our principal headquarters in Paris, France, with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, China, Spain, Canada and Mexico, and we sell our products across Europe, North America and Asia. Economic downturns in regional and global economies, or a prolonged recession in our principal industry segments, have had a negative impact on our operations in the past by reducing overall demand of our products, and could have a negative impact on our future financial condition or results of operations.
We also continue to explore opportunities to expand our international operations. We generally are subject to financial, political, economic, regulatory and business risks in connection with our global operations, including:

•	changes in international governmental regulations, trade restrictions and laws, including those relating to taxes, employment and repatriation of earnings;

•	compliance with sanctions regimes and export control laws of multiple jurisdictions;

•	currency exchange rate fluctuations;

•	tariffs and other trade barriers;

•	the potential for nationalization of enterprises or government policies favoring local production;

•	renegotiation or nullification of existing agreements;

•	interest rate fluctuations;

•	high rates of inflation;

•	currency restrictions and limitations on repatriation of profits;

•	differing protections for intellectual property and enforcement thereof;

•	divergent environmental laws and regulations;

•	uncertain political and regulatory conditions (e.g. U.K. Brexit; U.S. duties, tariffs and trade negotiations);

•	sustained economic downturns, social instability; and

•	significant supply/demand imbalances impacting our industry.
In addition, public health crises, pandemics and epidemics, such as the outbreak of the contagious 2019-Novel Coronavirus (COVID-19), could have a material adverse effect on global, national and local economies, on the markets in which we operate, and on our business operations and financial results.
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
Our end markets are cyclical and tend to directly correlate with changes in general and local economic conditions. These conditions include the level of economic growth, financing availability, the availability of affordable energy sources, employment levels, interest rates, consumer confidence and housing demand. We are particularly sensitive to cycles in the aerospace, defense, automotive, other transportation and general engineering end-markets, which are highly cyclical. During recessions or periods of low growth, these industries typically experience major cutbacks in production, resulting in decreased demand for aluminium products. This leads to significant fluctuations in demand and pricing for our products and services. Because our operations are capital intensive and we generally have high fixed costs and may not be able to reduce costs and production capacity on a sufficiently rapid basis, our near-term profitability may be significantly affected by decreased processing volumes. Customer demand is also affected by holiday seasons, seasonal slowdowns, weather conditions, economic and other factors beyond our control. Accordingly, cyclical fluctuations, reduced demand and pricing pressures may significantly reduce our profitability and materially adversely affect our financial condition, results of operations and cash flows.
Our business requires substantial capital investments that we may be unable to fulfill. We may be unable to execute and timely complete our expected capital investments, or may be unable to achieve the anticipated benefits of such investments.
Our operations are capital intensive. We may not generate sufficient operating cash flows and our external financing sources may not be available in sufficient amounts to enable us to make anticipated capital expenditures, or to complete them on a timely basis. If we are unable to, or determine not to, complete our expected investments, or such investments are delayed, we will not realize the anticipated benefits of such investments. In addition, if we are unable to make investments for upgrades, repairs or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, operational disruptions, reduced production capacity and other competitive factors. We may experience delays in materializing demand for our products, and we may not receive customer orders or revenue for such products as quickly as we may anticipate. Such delays could adversely affect our results of operations.
 If we fail to implement or execute our business strategy, our financial condition and results of operations could be materially adversely affected.
Our future financial performance and success depend in large part on our ability to successfully implement and execute our business strategy, including investing in high-return opportunities in our core markets, focusing on higher-margin, technologically advanced products, differentiating our products, expanding our strategic relationships with customers, fixed-cost containment and cash management, and executing on our manufacturing productivity improvement programs. Any inability to execute on our strategy could reduce our expected earnings and could adversely affect our operations overall.
In January 2019, we purchased UACJ Corporation’s ("UACJ") indirectly held stake in Constellium-UACJ ABS, LLC, our joint venture with UACJ to manufacture Auto Body Sheet ("ABS") products in the United States. Following the completion of this transaction, we refer to this facility as Bowling Green. There can be no assurance that we will be able to successfully implement our business strategy with respect to the North American ABS market. Bowling Green’s automotive line continues to ramp up production for original equipment manufacturer (“OEM”) products and our Muscle Shoals facility will continue to supply an increasing share of the cold coil needs at Bowling Green. Any significant delays incurred during the supply and production ramp up, could be detrimental to our financial performance and could adversely affect our North American ABS strategy. Similarly, we may not realize the intended benefits of the acquisition of Bowling Green, as rapidly as, or to the extent, anticipated by our management, which could have a material adverse effect on our business, results of operations and financial condition.
We may also not be able to successfully develop and implement new technology initiatives and other strategic investments in a timely manner.
Being at the forefront of technological development is important to remain competitive. We have invested in, and are involved with, a number of technology and process initiatives. Several technical aspects of certain of these initiatives are still unproven and/or the eventual commercial outcomes and feasibility cannot be assessed with any certainty. Even if we are successful with these initiatives, we may not be able to bring them to market as planned before our competitors or at all, and the initiatives may end up costing more than expected. As a result, the costs and benefits from our investments in new technologies and the impact on our financial results may vary from present expectations. In addition, we have undertaken and may continue to undertake growth, streamlining and productivity initiatives to improve performance. We cannot assure you that these initiatives will be completed or that they will have their intended benefits. Capital investments in debottlenecking or other organic growth initiatives may not produce the returns we anticipate. Even if we are able to generate new efficiencies successfully in the short- to medium-term, we may not be able to continue to reduce cost and increase productivity over the long term.
Our failure to meet customer manufacturing and quality requirements, standards and demand, or changing market conditions could have a material adverse impact on our business, reputation and financial results.
Product manufacturing in our business is a highly complex process. Our customers specify quality, performance and reliability standards that we must meet. If our products do not meet these standards or are defective, we may be required to replace or rework the products. We have experienced product quality, performance or reliability problems and defects from time to time and similar defects or failures may occur in the future.
Some additional factors that could adversely impact our ability to meet our customer requirements and demand, or changing market conditions include:

•
Meeting such demand may require us to make substantial capital investments to repair, maintain, upgrade, and expand our facilities and equipment. Notwithstanding our ongoing plans and investments to increase our capacity, we may not be able to expand our production capacity quickly enough to meet our customer requirements.

•
Our operations may experience unplanned business interruptions caused by events such as explosions, fires, inclement weather, natural disasters, accidents, equipment failure and breakdown, IT systems and process failures, electrical blackouts or outages, transportation and supply interruptions. Any such disruption at one or more of our production facilities could cause substantial losses or delays in our production capacity, increase our operating costs and have a negative financial impact on the Company and our customers. Business interruptions may also harm our reputation among actual and potential customers, and the reputation of our customers.

•
The qualification of our products by many of our customers can be lengthy and unpredictable as many of these customers have extensive sourcing and qualification processes, which require substantial time and financial resources, with no certainty of success or recovery of our related expenses. Failure to qualify or re-qualify our products may result in us losing such customers or customer contracts.

•
As we begin manufacturing processes in our new locations or for newly introduced products, we may experience difficulties, including operational and manufacturing disruptions, delays or other complications, which could adversely affect our ability to timely launch or ramp-up productions and serve our customers.

If these or any other similar manufacturing or quality failures occur, they could result in losses or product recalls, customer penalties, contract cancellation and product liability exposure. Further, they could adversely affect product demand, result in negative publicity, damage to our reputation and could lead to a loss of customer confidence in our products, which could have a material adverse impact on our business, financial position and results of operations.
We are dependent on a limited number of customers for a substantial portion of our sales and a failure to successfully renew or renegotiate our agreements with such customers may adversely affect our results of operations, financial condition and cash flows.
Our business is exposed to customer concentration risk. A significant downturn in the business, credit or financial condition of our largest customers could expose us to the risk of default on contractual agreements.
Some of our customer contracts and related arrangements have provisions that may become less favorable to us over time, are subject to renewal, renegotiation or re-pricing at periodic intervals or upon changes in competitive and regulatory supply conditions, or provide termination rights to our customers. If we fail to successfully renew or renegotiate these contracts or arrangements, or if we are not successful in replacing business lost from such customers, then our results of operations, financial condition and cash flows could be materially adversely affected. Any material deterioration in, or termination of, these customer relationships could result in a reduction or loss in sales volume or revenue which could materially adversely affect our results of operations, financial condition and cash flows.
Relatedly, we have dedicated facilities serving certain of our customers which subjects us to the inherent risk of increased dependence on such customers with respect to these facilities. In such cases, the loss of such a customer, or the reduction of that customer’s business at these facilities, or the deterioration of such customer’s credit or financial condition, could materially adversely affect our financial condition and results of operations, and we may be unable to timely replace, or replace at all, lost order volumes and revenue.

Customers in our end-markets, including the packaging, aerospace and automotive sectors, may consolidate and grow in a manner that could affect their relationships with us. For example, if one of our competitors’ customers acquires any of our customers, we may lose that acquired customer’s business. Additionally, if our customers become larger and more concentrated, they could exert financial pressure on all suppliers, including us. Accordingly, our ability to maintain or raise prices in the future may be limited, including during periods of raw material and other cost increases. If we are forced to reduce prices or maintain prices during periods of increased costs, or if we lose customers because of consolidation, pricing or other methods of competition, our financial position, results of operations and cash flows may be adversely affected. If as a result of consolidation in our industry, our competitors are able to exert financial pressure on suppliers, obtain more favorable terms or otherwise take actions that could increase their competitive strengths, our competitive position may be materially adversely affected.
If we are unable to substantially pass on to our customers the cost of price increases of our raw materials, which may be subject to volatility, our profitability could be adversely affected.
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
In addition, although our sales are generally made on a “margin over metal price” basis, if metal prices increase, we may not be able to pass on the entire increase to our customers. There could also be a time lag between when changes in metal prices under our purchase contracts are effective and the point when we can implement corresponding changes under our sales contracts with our customers. As a result, we may be exposed to the effects of fluctuations in raw material prices, including metal, due to time lag. Further, although most of our contracts allow us to substantially pass through metal prices to our customers, we have certain contracts that are based on fixed metal pricing, where pass through is not available. Similarly, in certain contracts we have ineffective pass through mechanisms related to regional premium fluctuation. We attempt to mitigate these risks, through hedging, but we may not be able to successfully reduce or eliminate any resulting impact, which could have a material adverse effect on our financial results and cash flows.
We are dependent on a limited number of suppliers for a substantial portion of our aluminium supply and a failure to successfully renew or renegotiate our agreements with our suppliers may adversely affect our results of operations, financial condition and cash flows.
Our ability to produce competitively priced aluminium products depends on our ability to procure competitively priced supply of aluminium in a timely manner and in sufficient quantities to meet our production needs. We have supply arrangements with a limited number of suppliers for aluminium. Increasing aluminium demand levels have caused regional supply constraints in the industry, and further increases in demand could exacerbate these issues. We maintain long-term contracts for a majority of our supply requirements and depend on annual and spot purchases for the remainder of such requirements. There can be no assurance that we will be able to renew, or obtain replacements for, such contracts when they expire on terms that are as favorable as our existing agreements or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities on a timely basis, our production may be disrupted, and we could be forced to purchase primary metal from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us. An interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. Moreover, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements.

We depend on scrap aluminium for our operations and acquire our scrap inventory from numerous sources. Our suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metal to us. In periods of low prices, suppliers may elect to hold scrap until they are able to charge higher prices. In addition, a decrease in the supply of used beverage containers could negatively impact our supply of aluminium. We seek to take advantage of the lower price of scrap aluminium compared to primary aluminium to provide a cost-competitive product. To the extent the discount between the primary aluminium price and scrap price narrows, our competitive advantage may be reduced. Consequently, if the difference between the price of primary and scrap aluminium is narrow for a considerable period of time or if an adequate supply of scrap aluminium is not available to us, we would be unable to recycle metals at desired volumes and our results of operations, financial condition and cash flows could be materially adversely affected.
The price volatility of energy costs may adversely affect our profitability.
Our operations use natural gas and electricity, which, excluding depreciation, represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a market basis. The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our production facilities affects operating costs. Fuel and utility prices are affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets as well as governmental regulation and imposition of taxes on energy. As a significant purchaser of energy, existing and future regulations relating to the emissions by our energy suppliers could result in materially increased energy costs for our operations, which we may be unable to pass along to our customers. Although we have secured a large part of our natural gas and electricity under fixed price commitments or long-term contracts with suppliers, future increases in fuel and utility prices, or disruptions in energy supply, may have an adverse effect on our financial position, results of operations and cash flows.
Disruptions or failures in our IT systems, or failure to protect our IT systems against cyber-attacks or information security breaches, could have a material adverse effect on our business and financial results.
We rely on our IT systems to effectively manage and operate our business, including such processes as data, accounting, financial reporting, communications, supply chain, order entry and fulfillment, other business processes, and in operating our equipment. The failure of our IT systems to perform efficiently could disrupt our business and could result in transaction errors, processing inefficiencies, limited equipment utilization, and the loss of sales and customers, causing our business and financial results to suffer. A failure in, or breach of, our IT systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses. As cyber threats continue to evolve, we are expending additional resources to continue to enhance our information security measures and be able to investigate and remediate promptly any information security vulnerabilities. We experienced a few security incidents in 2019, but they were successfully detected and handled and did not have a material negative impact on the Company, our business or our operations.
We continue to make investments and adopt measures designed to enhance our protection, detection, response, and recovery capabilities, and to mitigate potential risks to our technology, products, services and operations from potential cyber-attacks. However, given the unpredictability, nature and scope of cyber-attacks, it is possible that potential vulnerabilities could go undetected for an extended period. We could potentially be subject to production downtime, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromise of confidential or otherwise protected information, misappropriation, destruction or corruption of data, security breaches, other manipulation or improper use of our or third-party systems, networks or products, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.
Some of our IT systems are nearing obsolescence, in that the software versions they were developed on are no longer fully supported or kept up-to-date by the original vendors. While day-to-day operations are not at risk, any major new compliance requirements might need manual workarounds if the current software versions do not support those new functionalities. Information security risks have increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. We continuously perform an evaluation of our IT systems and requirements and have implemented or plan to implement upgrades to our IT systems that support our business. These upgrades involve replacing legacy systems with state-of-the-art systems, making changes to such systems or acquiring new systems with new functionality. There are inherent risks associated with replacing, changing or acquiring new systems, including accurately capturing data and system disruptions. We may experience operational disruptions with our information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by our failure to successfully upgrade our systems could cause information losses, including data related to customer orders, limited utilization of our equipment, or operational outages. Such a disruption could adversely affect our business, financial condition or results of operations.
We could be required to make unexpected contributions to our defined benefit pension plans as a result of adverse changes in interest rates and the capital markets.
We have substantial pension and other post-employment benefit obligations. Most of our pension obligations relate to funded defined benefit pension plans for our employees in the United States and Switzerland, unfunded pension benefits in France and Germany, and lump sum indemnities payable to our employees in France and Germany upon retirement or termination. Our pension plan assets consist primarily of funds invested in diversified portfolios. Our estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate a number of assumptions, including interest rates used to discount future benefits. Our liquidity or shareholders’ equity in a particular period could be materially adversely affected by capital market returns that are less than their assumed long-term rate of return or a decline in the rate used to discount future benefits. If the assets of our pension plans do not achieve assumed investment returns for any period, such deficiency could result in one or more charges against shareholders’ equity for that period. In addition, changing economic conditions, poor pension investment returns or other factors may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.
We also participate in various “multi-employer” pension plans in one of our facilities in the United States administered by labor unions representing some of our employees. Our withdrawal liability for any multi-employer plan would depend on the extent of the plan’s funding of vested benefits. In the ordinary course of our renegotiation of collective bargaining agreements with labor unions that maintain these plans, we could decide to discontinue participation in a plan, and in that event we could face a withdrawal liability. We could also be treated as withdrawing from participation in one of these plans if the number of our employees participating in these plans is reduced to a certain degree, or over certain periods of time. Such reductions in the number of our employees participating in these plans could occur as a result of changes in our business operations, such as facility closures or consolidations. Any withdrawal liability could have an adverse effect on our results of operations or financial condition.
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
From time to time, we may experience labor disputes and work stoppages at our facilities generally, and at times in connection with collective bargaining agreement negotiations. Reasons for stoppages include disapproval of governmental measures, solidarity with a dismissed employee, wage claims, protests against working conditions and/or strikes. These disruptions can have a duration ranging from hours to days. Existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities. Any such stoppages or disturbances may adversely affect our financial condition and results of operations by limiting plant production, sales volumes, profitability and operating costs.
The loss of certain key members of our management team may have a material adverse effect on our operating results.
Our success depends, in part, on the efforts of our senior management and other key employees. These individuals, including our Chief Executive Officer and Chief Financial Officer, possess sales, marketing, engineering, technical, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers or other key employees, our ability to operate and expand our business, improve our operations, develop new products, and, as a result, our financial condition and results of operations, may be adversely affected. Moreover, the hiring of qualified individuals is highly competitive in our industry, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees.

The insurance level that we maintain may not fully cover all potential exposures.
We maintain property, casualty, business interruption, workers’ compensation and other insurance in accordance with market practice and that are pertinent to our business, but such insurance may not fully cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including, but not limited to, liabilities for breach of contract, environmental compliance or remediation. In addition, from time to time and depending on market conditions, various types of insurance coverage for companies in our industry may not be available on commercially acceptable terms or, in some cases, may not be available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

FINANCIAL RISKS
Our level of indebtedness could limit cash flow available for our operations and capital expenditures and could adversely affect our net income, our ability to service our debt or obtain additional financing, and our business relationships.
We have a significant amount of indebtedness. To service such debt, we will require a significant amount of cash. We believe that the cash provided by our operations will be sufficient to provide for our cash requirements for the foreseeable future. However, our ability to satisfy our obligations will depend on our future operating performance and financial results, which are subject, in part, to factors beyond our control, including interest rates and general economic, financial and business conditions. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.
In addition, our level of indebtedness could adversely affect our operations. Among other things, our substantial indebtedness could:

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

•	restrict us from making strategic acquisitions, introducing new technologies and exploiting business opportunities;

•	adversely affect the terms under which suppliers provide goods and services to us, and under which we supply products to our customers;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we compete; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.
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
A failure to comply with our debt covenants could result in an event of default. If we default under our indebtedness, we may not be able to borrow additional amounts, and our lenders could elect to declare all outstanding borrowings, plus accrued and unpaid interest and fees, to be due and payable, or take other remedial actions. Our indebtedness also contains cross-default provisions, which means that if an event of default occurs under certain material indebtedness, such event of default could trigger an event of default under our other indebtedness. If our debt payments were to be accelerated, we cannot assure you that our assets would be sufficient to repay such debt in full and our lenders could consequently foreclose on our pledged assets.
In addition, a deterioration in our financial position or a downgrade of our credit ratings could adversely affect our financing levels, limit access to the capital or credit markets or our liquidity facilities, or otherwise adversely affect the availability of other new financing on favorable terms or at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our borrowing costs, or otherwise impair our business, financial condition and results of operations. Such deterioration or downgrade of our credit ratings could also have an adverse effect on our business relationships with customers, suppliers and hedging counterparties.
 Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to enter into certain derivative instruments.
We purchase and sell forwards, futures and options contracts as part of our efforts to reduce our exposure to changes in currency exchange rates, aluminium prices and other raw materials and energy prices. If we are unable to enter into such derivative instruments to manage those risks due to the cost or availability of such instruments or other factors, or if we are not successful in passing through the costs of our risk management activities, our results of operations, cash flows and liquidity could be adversely affected. Our ability to realize the benefit of our hedging program is dependent upon many factors, including factors that are beyond our control. For example, our foreign exchange hedges are scheduled to mature on the expected payment date by the customer; therefore, if the customer fails to pay an invoice on time and does not warn us in advance, we may be unable to reschedule the maturity date of the foreign exchange hedge, which could result in an outflow of foreign currency that will not be offset until the customer makes the payment. We may realize a gain or a loss in unwinding such hedges. In addition, our metal-price hedging program depends on our ability to match our monthly exposure to sold and purchased metal, which can be made difficult by seasonal variations in metal demand, unplanned changes in metal delivery dates by either us or by our customers and other disruptions to our inventories. We may also be exposed to losses if the counterparties to our derivative instruments fail to honor their agreements.
To the extent our hedging transactions fix prices or exchange rates, and if primary aluminium prices, energy costs or foreign exchange rates are below the fixed prices or rates established by our hedging transactions, then our income and cash flows will be lower than they otherwise would have been. Similarly, if we do not effectively manage and adequately hedge our exposure to price and regional premium fluctuations on aluminium and other raw materials, our financial results may also be adversely affected. Further, with the exception of hedge accounting on certain long-term aerospace contracts and on our net investment in certain of our subsidiaries, we do not apply hedge accounting to our forwards, futures or option contracts. Unrealized gains and losses on our derivative financial instruments that do not qualify for hedge accounting are reported in our consolidated results of operations, or in the case of hedges relating to our indebtedness, in Finance cost, net. The inclusion of such unrealized gains and losses in earnings may produce significant period-over-period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.
At certain times, hedging instruments may simply be unavailable or not available on terms acceptable to us. In addition, current legislation increases the regulatory oversight of over-the-counter derivatives markets and derivative transactions. The companies and transactions that are subject to these regulations may change. If future regulations subject us to additional capital or margin requirements or other restrictions on our trading and commodity positions, this could have an adverse effect on our financial condition and results of operations.
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

Changes in income tax rates or income tax laws, additional income tax liabilities due to unfavorable resolution of tax audits, and challenges to our tax position could have a material adverse impact on our financial results.
We operate in multiple tax jurisdictions and believe that we file our tax returns in compliance with the tax laws and regulations of these jurisdictions. Various factors determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws and regulations in any given jurisdiction or global- and EU-based initiatives. Some such tax laws and regulations aim, among other things, to address tax avoidance by multinational companies, changes in geographical allocation of income and expense, the ability to use net operating loss and other tax attributes, and the evaluation of deferred tax assets that requires significant judgment. Any resulting changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.
In addition, due to the size and nature of our business, we are subject to ongoing reviews by tax authorities on various tax matters, including challenges to positions we assert on our income tax and withholding tax returns. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws and regulations and how the tax authorities and courts view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and updated over time. Any material adverse review could impact our financial position and result of operations.

LEGAL, GOVERNANCE AND COMPLIANCE RISKS
We may be exposed to significant legal proceedings and investigations, proprietary claims, regulatory and compliance costs, including on environmental matters, which could increase our operating costs and adversely affect our financial condition and results of operations.
We may from time-to-time be involved in, or be the subject of, disputes, proceedings and investigations with respect to a variety of matters, including matters related to personal injury and product liability, intellectual property rights or defending claims of infringement, employees, taxes, contracts, anti-competitive or anti-corruption practices as well as other disputes and proceedings that arise in the ordinary course of business. It could be costly to address these claims or any investigations involving them, whether meritorious or not, and legal proceedings and investigations could divert management’s attention as well as operational resources, adversely affecting our financial position, results of operations and cash flows.
If any of the products that we sell are defective or cause harm to any of our customers, we could be exposed to product liability lawsuits and/or warranty claims. If we were found liable under product liability claims or are obligated under warranty claims, we could be required to pay substantial monetary damages. Even if we successfully defend ourselves against these types of claims, we could incur substantial litigation expenses, our management could be required to devote significant time and attention to defending against these claims, and our reputation could suffer, any of which could harm our business.
We believe that our intellectual property has significant value and is important to the marketing of our products and maintaining our competitive advantage. Although we attempt to protect our intellectual property rights both in the United States and in foreign countries through a combination of patent, trademark, trade secret and copyright laws, as well as through confidentiality and nondisclosure agreements and other measures, these measures may not be adequate to fully protect our rights. For example, we have a presence in China, which historically has afforded less protection to intellectual property rights than the United States or Europe. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition, we therefore may incur significant costs protecting such rights. Our operations are subject to international, national, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. At December 31, 2019, we had close-down and environmental remediation costs provisions of €90 million. Future environmental regulations, requirements or more aggressive enforcement of existing regulations could impose stricter compliance requirements on us and on the industries in which we operate, such as legislative efforts to limit greenhouse gas emissions, including carbon dioxide. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance.

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
We rely on the exemptions for foreign private issuers in lieu of some of the NYSE corporate governance rules. We may change the home country corporate governance practices we follow, and, accordingly, which exemptions we rely on from the NYSE requirements. So long as we qualify as a foreign private issuer, you may not have the same protections applicable to companies that are subject to all of the NYSE corporate governance requirements.
If we were to lose our status as a foreign private issuer or otherwise not be considered a foreign private issuer, the regulatory and compliance costs to the Company could be significantly more than the costs we incur as a foreign private issuer. We would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission ("the SEC"), including proxy statements pursuant to Section 14 of the Exchange Act, which are more detailed and extensive than the forms available to a foreign private issuer. Furthermore, if we were not a foreign private issuer, we would be required to meet such filing requirements on a more abbreviated timetable than is applicable to our current filings with the SEC. In addition, our directors, executive officers and 10% owners would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements that are available to foreign private issuers. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business, financial condition and results of operations.
In addition, we must meet other continuing listing requirements to maintain the listing of our ordinary shares on the NYSE. If we fail to meet certain NYSE listing standards, our ordinary shares may be subject to delisting unless any such non-compliance is remediated. There can be no assurance that our ordinary shares will remain listed on the NYSE. Any involuntary or voluntary delisting of our ordinary shares could adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares and the market price and liquidity of such shares.
The Company may be required to appoint directors to its Board to represent employees.
If the number of permanent employees of the Company exceeds 1,000 (including its direct and indirect French subsidiaries) or 5,000 (including its direct and indirect subsidiaries worldwide) for two consecutive fiscal years following the completion of the Company's transfer of its corporate seat from the Netherlands to France, which occurred on December 12, 2019, the Board, if made up of more than eight directors, may be required to include two directors representing the employees. In such a case, the Company’s Articles of Association will be changed within six months following the end of the second year of the Company's transfer of its corporate seat to France to allow for such appointment of employees to serve in such director capacity and to indicate how they will be elected/appointed, choosing from among the methods available under French law involving election/appointment by employees, trade unions and/or works councils. The employee directors, if required, must be selected within six months following the aforementioned change in the Articles of Association.
While we do not anticipate any specific governance issues as a result of employee representation on our Board, we have not previously been subject to these requirements and cannot determine how or whether employee representation on our Board will affect our future governance or operations. Having directors representing employees may allow the interests of employees to be voiced and taken into account in Board discussions and decision-making, in addition to, and potentially in conflict with, the interests of shareholders.
Any shareholder acquiring 30% or more of our voting rights may be required to make a mandatory takeover bid or be subject to claims for damages.
According to the Articles of Association, any person, acting alone or in concert within the meaning of Article L. 233-10 of the French Commercial Code, who comes into possession, other than following a voluntary takeover bid, directly or indirectly, of more than 30% of the capital or voting rights of the Company, shall launch a takeover bid on all the shares and securities granting access to the shares or voting rights, and on terms that comply with applicable U.S. securities laws, and SEC and

NYSE rules and regulations. The same requirement applies to persons, acting alone or in concert, who directly or indirectly own a number between 30% and half of the total number of equity securities or voting rights of the Company and who, in less than twelve consecutive months, increase the holding, in capital or voting rights, of at least 1% of the total number of equity securities or voting rights of the Company.
Provisions of our organizational documents and applicable law may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their ordinary shares or to make changes in our Board.
Several provisions of the Articles of Association and the laws of France may discourage, delay or prevent a merger, consolidation or acquisition that shareholders may consider favorable, such as the obligation to disclose the crossing of ownership thresholds or the possibility for our Board to issue equity securities, including during a takeover bid. Under French law, our general meeting of shareholders may empower our Board to issue shares, or warrants to subscribe new shares, and restrict or exclude preemptive rights on those shares.
These provisions could impede the ability of our shareholders to benefit from a change in control and, as a result, may materially adversely affect the market price of our ordinary shares and your ability to realize any potential change of control premium.
The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.
Our corporate affairs are governed by the Articles of Association and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our Board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our Board is required by French law to consider the interests of the Company, its shareholders, its employees and other stakeholders, in all cases with due consideration to the principles of reasonableness and fairness. It is possible that some of these parties could have interests that are different from, or in addition to, your interests as a shareholder.
Although shareholders have the right to approve legal mergers (fusions) or demergers (scissions), French law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a domestic legal merger or demerger of a company.
In addition, if a third party is liable to a French company, under French law, shareholders generally do not have the right to bring a derivative action on behalf of a company or to bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their stock.
Only in the event that the cause of liability of such third party to the company also constitutes a tortious act directly against such shareholder causing him direct, personal and definite harm, may such shareholder have an individual right of action against such third party on its own behalf to recover damages.
The French Consumer Code provides for the possibility to initiate class actions (actions en représentation conjointe) to seek recovery for economic loss suffered by consumers due to one or more defendants’ breach of their legal or contractual obligations in the context of a sale of goods or provision of services or due to their infringement of competition law. However, such class action is not applicable to acts which can affect the rights of shareholders.
Approved associations of shareholders or investors are allowed to bring claims in respect of wrongful acts harming the “collective interest” of the investors or of certain categories of investors (Article L. 452-1 of the French Monetary and Financial Code). Such associations may request that the court orders the responsible person to comply with the legal provisions to end the irregularity or eliminate its effects. They may seek indemnification in the name of individual investors who have suffered individual damages if mandated by at least two such investors (Article L. 452-2 of the French Monetary and Financial Code).
The provisions of French corporate law and the Articles of Association have the effect of concentrating control over certain corporate decisions and transactions in the hands of our Board. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of the Board than if we were incorporated in the United States.

United States civil liabilities may not be enforceable against the Company.
We are incorporated under the laws of France and a substantial portion of our assets are located outside the United States. In addition, certain of our directors and officers, and experts named herein, reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company or other persons residing outside the United States. It may also be difficult to enforce judgments obtained against persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws, outside the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.
There is no treaty between the United States and France for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in France unless it is recognized by French courts. Moreover, an SEC decision ordering the payment of a fine would not be enforceable in France as it constitutes a foreign decision of a public law authority. However, under current practice, the courts of France may be expected to recognize and enforce a U.S. judgment, provided that such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction on the basis of internationally accepted grounds of jurisdiction, (ii) is not the result of a fraud, and (iii) complies with French international public policy. A U.S. judgment may be found to be contrary to French international public policy in various situations, for example, if the judgment has been rendered in violation of elementary principles of a fair trial and if the judgment is incompatible with (a) a prior judgment of a French court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgement has been recognized in France.
If the U.S. judgment is not recognized in France, the parties would have to re-litigate their dispute before a French court, provided such court has jurisdiction over the dispute.
Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against the Company, members of our Board, officers or certain experts named herein, who are residents of France or countries other than the United States.
In addition, there is doubt as to whether a French court would impose civil liability on the Company, the members of our Board, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in France against us or such members, officers or experts, respectively.
Any inability of the Company to continue to benefit from French provisions applicable to registered intermediaries (“intermédiaires inscrits”) could adversely affect the rights of shareholders.
The Pacte Act, which was adopted by the French Parliament in 2019, includes in its Article 198 an amendment to existing French law, that allows an intermediary to be registered for the account of holders of shares of companies which are admitted to trading solely on a market in a non-EU country that is considered equivalent to a regulated market pursuant to paragraph (a) of Article 25(4) of Directive EC2014/65/EU (which, pursuant to the European Commission decision dated December 13, 2017, includes the NYSE). Article 198 of the Pacte Act came into full force and effect on June 10, 2019 and allows us to maintain our current shareholder ownership structure in the United States.
We use a French registered intermediary for the account of our beneficial owners (the “French Intermediary”). If the French Intermediary fails to comply with the French provisions applicable to registered intermediaries (intermédiaires inscrits), and if we are unable to find an appropriate substitute, or if the European Commission decided to abrogate its decision and no longer considered the NYSE as equivalent to a regulated market as described above, we might not be able to comply with existing French laws regarding the holding of shares in the “au porteur” (bearer) form, and shares would have to be held in “au nominatif” (registered) form. In such a case, the Company would need to maintain at all times a register with the name of (and number of shares held by) each shareholder, which could adversely affect the rights of our shareholders, including potentially the right to exercise their voting rights as Company shareholders as only shareholders registered on the register held by the Company would be entitled to vote.

Transactions in our ordinary shares could be subject to the European financial transaction tax, if adopted.
On February 14, 2013, the European Commission adopted a proposal for a directive on a common financial transaction tax (the “FTT”) to be implemented under the enhanced cooperation procedure by several Member States (Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia and Spain (the “Participating Member States”). The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in our ordinary shares (including secondary market transactions) in certain circumstances. The mechanism by which the tax would be applied and collected is not yet known, but if the proposed directive or any similar tax is adopted, transactions in our ordinary shares would be subject to higher costs, and the liquidity of the market for our ordinary shares may be diminished.
Under the 2013 FTT proposal, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in our ordinary shares where at least one party is a financial institution, and at least one party is established in a Participating Member State. A financial institution may be, or be deemed to be, “established” in a Participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a Participating Member State, or (b) where the financial instrument which is subject to the dealings is issued in a Participating Member State.
However, the FTT proposal remains subject to negotiation between the Participating Member States. It may therefore still be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate and/or certain of the Participating Member States may decide to withdraw. Prospective holders of our ordinary shares are advised to seek their own professional advice in relation to the consequences of the FTT.
In the case where dividends are paid by our Company, it is uncertain whether our shareholders will actually obtain the elimination or reduction of the French domestic dividend withholding tax to which they are entitled.
General comments on the French withholding tax treatment of dividends paid on our ordinary shares are set out under section “Item 10. Additional Information - E - Taxation - French Withholding Tax Treatment of Dividends Distributed by the Company” herein.
In accordance with domestic or double tax treaty provisions, shareholders may be entitled to an elimination or reduction of the default French withholding tax on dividends distributed by the Company (i.e., 30% or 75% in the case where the dividends are paid in non-cooperative States or territories within the meaning of article 238-0 A 1, 2 and 2 bis-1° of the French tax code , subject to the French paying agent of the dividends being provided with the required information and documentation relating to the tax status of the shareholders.
Numerous intermediaries would be involved in the process of transmitting the relevant information and documentation from our shareholders to the French paying agent in case of distribution of dividends by the Company. As a result, this process may potentially jeopardize the ability for our shareholders to obtain the elimination or reduction of French withholding tax to which they are entitled.
The French Ruling could be revoked if the description and legal analysis of the holding structure of the shares of the Company after the completion of the Transfer was inaccurate.
The various confirmations obtained from the French tax authorities on October 11, 2019 (the “French Ruling”) (set forth under section “Item 10. Additional Information - E - Taxation” below) are based on the description and legal analysis of the holding structure of the shares of the Company made by the Company to the French tax authorities in its ruling request. If the French tax authorities were to consider that the description or legal analysis in the ruling request with regards to the holding structure of the shares of the Company is inaccurate, notably to the extent that such description and analysis are based on US securities law notions that are foreign to French law, the French tax authorities could decide to revoke the French ruling and such decision could have adverse tax consequences to our shareholders.

Purchases of our ordinary shares could be subject to the French financial transaction tax, if the NYSE were to be formally recognized as a foreign regulated market by the French Financial Market Authority or the applicable provisions of the French tax code are amended.
Pursuant to Article 235 ter ZD of the French tax code, purchases of equity instruments or similar securities of a French company listed on a regulated market of the EU or on a foreign regulated market formally recognized as such by the French Financial Market Authority (the “AMF”) are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year (See “Item 10. Additional Information - E - Taxation - French Financial Transaction Tax and Registration Duties on Disposition of our Shares”). On the date hereof, the NYSE is not formally recognized as a foreign regulated market by the AMF.
If the NYSE were to be formally recognized as a foreign regulated market by the AMF in the future, or if Article 235 ter ZD of the French tax code were amended to include the NYSE as a foreign regulated market, the French financial transaction tax could be due on purchases of ordinary shares of the Company.

Item 4. Information on the Company

A.	History and Development of the Company
Constellium Holdco B.V. (formerly known as Omega Holdco B.V.) was incorporated as a Dutch private limited liability company on May 14, 2010 (incorporated and governed under the Dutch Civil Code). Constellium Holdco B.V. was formed to serve as the holding company for various entities comprising Alcan's Engineered Aluminum Product business unit, which Constellium acquired from affiliates of Rio Tinto on January 4, 2011 (the “Acquisition”). On May 21, 2013, Constellium Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium N.V. On May 29, 2013, we completed our initial public offering and began trading our shares as Constellium N.V., a Dutch company, on the New York Stock Exchange (the “NYSE”) under the symbol “CSTM”.
On June 28, 2019, Constellium N.V. converted its corporate form from a Dutch public limited liability company (Naamloze Vennootschap) into a Societas Europaea (SE) and changed its name to Constellium SE, with its head office remaining in Amsterdam, the Netherlands (the “Conversion”).
On December 12, 2019, Constellium SE completed its re-domicile and the relocation of its head office to Paris, France (the “Transfer”). The Conversion and the Transfer were each approved by the Company’s shareholders. Effective as of December 12, 2019, the Company’s existing Articles of Association were amended by means of a deed of amendment to reflect the Company’s re-domicile to Paris, France (“Articles of Association”).
As of the effectiveness of the Transfer, each outstanding Class A ordinary share of Constellium SE with its head office in Amsterdam, the Netherlands, automatically became an ordinary share of Constellium SE with its head office in Paris, France. The Company’s ordinary shares continue to be listed on the NYSE under the symbol “CSTM” and we began trading our shares under Constellium SE, a French company, on December 13, 2019.
Since the Transfer, any references to French law and the Articles of Association herein are references to French law and the Articles of Association of the Company, respectively, following the Conversion and Transfer.
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
The business address (head office) of Constellium SE is Washington Plaza, 40-44 rue Washington, 75008 Paris, France, and our telephone number is +33 1 73 01 46 20. The address for our agent for service of process in the United States is Corporation Service Company, 80 State Street, Albany, New York 12207-2543, and its telephone number is + 1(302) 636-5400.
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
As of December 31, 2019, we operated 28 production facilities, we had three administrative centers in Baltimore, Maryland, Paris, France and Zürich, Switzerland, and had three R&D centers. Additionally, we are building a new facility in China to serve our automotive structures customers. We believe our portfolio of flexible, integrated and strategically located facilities is among the most technologically advanced in the industry and that the significant growth investments we have made now position us well to capture expected demand growth in each of our end markets. It is our view that our established presence in Europe, North America and China combined with more than 50 years of manufacturing experience, quality and innovation, strategically position us to be a leading supplier to our global customer base. The Company had approximately 13,200 employees as of December 31, 2019.
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
We have invested capital not only to maintain the condition of our assets which have significant replacement values, but also to grow a number of attractive opportunities including: (i) Auto Body Sheet capabilities in Muscle Shoals, Alabama, in Bowling Green, Kentucky, in Neuf-Brisach, France, and in Singen, Germany (ii) new Automotive Structures operations in Nanjing, China, in San Luis Potosi, Mexico, in White, Georgia, in Vigo, Spain, and in Zilina, Slovakia and facility expansions to produce battery enclosures for electric vehicles in Gottmadingen, Germany and advanced body structure capabilities in Dahenfeld, Germany and in Van Buren, Michigan and (iii) new cast houses and additional extrusion capability in Děčín, Czech Republic as well as a number of growth initiatives through R&D and debottlenecking efforts.
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
For the years ended December 31, 2019, 2018 and 2017, the Company’s main key figures were as follows:

	For the years ended December 31,
	2019	2018	2017
Shipments (kT)	1,589	1,534	1,482
Revenue (in € millions)	5,907	5,686	5,237
Net income/(loss) (in € millions)	64	190	(31)
Adjusted EBITDA (in € millions)	562	498	448
Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Our Strategy
Our primary objectives are to expand our leading position as a supplier-of-choice of high value-added, technologically advanced fabricated aluminium products and to maximize the returns in our business. To achieve these objectives, we have built a business strategy centered around six core principles:

(i)	Focus on High Value-added Product Focus
We are primarily focused on our three strategic end-markets—packaging, aerospace and automotive—in which we have market leading positions and established relationships with many of the main manufacturers. These are also markets where we believe that we can differentiate ourselves through our high value-added and specialty products which make up the majority of our product portfolio. We have made substantial investments to develop unique R&D and technological capabilities, which we believe give us a competitive advantage in designs and innovations. We believe our differentiated products provide significant benefits to our customers in many areas such as weight reduction, higher strength and better formability. In addition, these products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends. We intend to continue to invest in our R&D and technological capabilities and develop high value-added product portfolio.

(ii)	Increase Customer Connectivity
We aim to deepen our ties with our customers by consistently providing best-in-class quality products, joint product development projects, market leading supply chain integration, customer technical support and scrap and recycling solutions. We regard our relationships with our customers as partnerships in which we work closely together to utilize our unique R&D and technological capabilities to develop customized solutions in order to meet evolving customer requirements. The close collaboration to develop best-in-class and tailored solutions, as well as significant effort and investment to adhere to rigorous qualification procedures, enables us to foster long-term relationships with our customers. In addition, through supply chain integration we are able to better anticipate customer demands, optimize supply and more efficiently manage our working capital needs. We also seek to strengthen customer connectivity through customer technical support and closed-loop scrap management programs. We will aim to continue to further foster and enhance the relations with our customers and position our company as a preferred supplier to our customers.

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

(iv)	Harvest Returns from Recent Investments
We have invested capital in a number of attractive growth opportunities. While these investments have attractive return profiles, many of them are still in the ramp-up phase and are not yet making a significant contribution to our earnings. We are highly focused on completing these startups and realizing the expected earnings contributions. We believe these investments leave us well positioned to capture expected growth in our end markets and to enhance the returns in our business.

(v)	Strictly Control Cost and Continuously Improve
We believe that there are significant opportunities to improve the services and quality that we provide to our customers and to reduce our operating costs by implementing manufacturing excellence initiatives and other cost reduction initiatives. We aim to establish best-in-class operations and achieve cost reductions by standardizing manufacturing processes and the associated upstream and downstream production elements where possible, while still allowing the flexibility to respond to local market demands.

(vi)	Increase Financial Flexibility
We are focused on increasing our financial flexibility through earnings growth, strict cost control, working capital management and disciplined capital spending, which we believe will collectively drive free cash flow generation and deleveraging. We believe having increased financial flexibility is a key pillar in achieving our long-term objective of being the supplier-of-choice of high value-added, specialized and technologically-advanced products.

Our Operating Segments
Our business is organized into three operating segments:
(i) Packaging & Automotive Rolled Products (P&ARP) includes the production of rolled aluminium products in our European and North American facilities. We supply the packaging market with canstock and closure stock for the beverage and food industry, as well as foil stock for the flexible packaging market. In addition, we supply the automotive market with a number of technically sophisticated applications such as ABS and heat exchanger materials.
(ii) Aerospace & Transportation (A&T) includes the production of rolled aluminium products in our European and North American facilities (and very limited volumes of extruded products) for the aerospace market, as well as rolled products for transport, industry and defense end-uses.
(iii) Automotive Structures & Industry (AS&I) includes the production of extruded products and technologically advanced structures for the automotive industry including crash-management systems, body structures, side impact beams and battery enclosures in our European, North American and Chinese facilities. In addition, we fabricate hard and soft aluminium alloy extruded profiles in a number of our other European facilities for a range of high demand industry applications in the automotive, engineering, rail and other transportation end markets.

Table: Overview of Operating Segments (as of December 31, 2019)

	Packaging & Automotive Rolled Products	Aerospace & Transportation	Automotive Structures & Industry

Manufacturing Facilities[1]	• 4 (France, Germany, U.S.)	• 6 (France, U.S., Switzerland)	• 18 (France, Germany, Switzerland, Czech Republic, Slovakia, Spain, U.S., Canada, Mexico, China)
Employees	• 4,000	• 4,000	• 4,800
Key Products	• Can stock • Can end stock • Closure stock • Auto Body Sheet • Rolled products for heat exchangers • Specialty reflective sheet (Bright)	• Aerospace plates, sheets and extrusions • Aerospace wing skins • Plate and sheet for transportation, industry and defense applications	• Automotive structures • Other extruded products including: • Soft alloys • Hard alloys • Large profiles
Key Customers	• Packaging: AB InBev, Ball Corporation, Can-Pack, Amcor, Ardagh Group, Coca-Cola, Crown • Automotive: Audi, BMW AG, Daimler AG, Groupe PSA, Valeo, Volkswagen	• Aerospace: Airbus, Boeing, Bombardier, Dassault • Transportation, Industry, Defense and Distribution: Amari, Nexter Systems, Ryerson, ThyssenKrupp	• Automotive: Audi, BMW AG, Daimler AG, FCA Group, Ford, Porsche, Groupe PSA • Rail: CAF, Hitachi, Stadler
Select Key Facilities	• Neuf-Brisach (France) • Singen (Germany) • Muscle Shoals (Alabama, U.S.) • Bowling Green (Kentucky, U.S.)	• Issoire (France) • Ravenswood (West Virginia, U.S.) • Sierre (Switzerland)	• Gottmadingen (Germany) • Van Buren (Michigan, U.S.) • Děčín (Czech Republic) • Singen (Germany)
% of total Revenue[2] (for the twelve months ended December 31, 2019)	53%	24%	23%
% of Adjusted EBITDA[3] (for the twelve months ended December 31, 2019)	49%	36%	19%

[1]	Our 28 manufacturing facilities are located in 26 sites, two of which are shared between two operating segments.

[2]	Holdings & Corporate not included.

[3]	The difference between the sum of Adjusted EBITDA for our three segments and the Company’s Adjusted EBITDA is attributable to our fourth segment Holdings and Corporate which is not presented here.

The following table presents our shipments by product lines:

(in thousand metric tons)	For the year ended December 31,
	2019	2018	2017
Packaging rolled products	822	799	807
Automotive rolled products	234	196	158
Specialty and other thin-rolled products	41	44	43
Aerospace rolled products	120	111	106
Transportation, industry, and other rolled products	122	135	132
Automotive extruded products	123	114	109
Other extruded products	127	135	127
Other	—	—	—
Total shipments	1,589	1,534	1,482

Packaging & Automotive Rolled Products Operating Segment
In our Packaging & Automotive Rolled Products operating segment, we develop and produce customized aluminium sheet and coil solutions. For the year ended December 31, 2019:

•	approximately 75% of operating segment volume was in packaging rolled products, which primarily includes beverage and food canstock as well as closure stock and foil stock,

•	approximately 21% of operating segment volume was in automotive rolled products,

•	and approximately 4% of operating segment volume was in specialty and other thin-rolled products, which include technologically advanced products for the industrial sector.
We are a leading European and North American supplier of canstock and the leading worldwide supplier of closure stock. We are also a major player in automotive rolled products for ABS in both Europe and North America, and for heat exchangers in Europe. These products are subject to the exacting requirements and qualification processes of our customers which we consider to provide us with a competitive advantage and to represent a barrier to entry for new competitors. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive firms and global industrial companies. Our customer base includes AB InBev, Ball Corporation, Crown Holdings, Inc., Ardagh Group S.A., Can-Pack S.A., Coca-Cola, Amcor Ltd., VW Group, Daimler AG, Ford, and Groupe PSA . Our customer contracts in packaging usually have a duration of three to five years. Our customer contracts in automotive are usually valid for the lifetime of a model, which is typically five to seven years.
We have two integrated rolling operations located in Europe and one in the U.S. Neuf-Brisach, our facility on the border of France and Germany, is a fully integrated aluminium recycling, rolling and finishing facility producing both canstock and ABS. Singen, located in Germany, is specialized in high-margin niche applications and has an integrated hot/cold rolling line and high-grade cold mills with special surfaces capabilities that facilitate unique metallurgy and lower production costs. Muscle Shoals, Alabama, is a fully integrated aluminium recycling, rolling and finishing facility producing both can stock and ABS. We also operate a finishing line for ABS in Bowling Green, Kentucky.
Our Packaging & Automotive Rolled Products operating segment serves the packaging market which has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability. See “-Our Key End-Markets- Packaging.”

The following table summarizes our volume, revenue and Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2019	2018	2017
Packaging & Automotive Rolled Products:
Segment Revenue	3,149	3,059	2,812
Segment Shipments (kt)	1,097	1,039	1,008
Segment Revenue (€/ton)	2,871	2,944	2,789
Segment Adjusted EBITDA(1)	273	243	204
Segment Adjusted EBITDA(€/ton)	249	234	202
Segment Adjusted EBITDA margin	9%	8%	7%
__________________

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Aerospace & Transportation Operating Segment
Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminium and specialty material products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and a few precision cast products which allow us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, supply-chain solutions, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements.
Our most significant facilities in the Aerospace & Transportation Operating Segment are located in Issoire, France, Ravenswood, West Virginia and Sierre, Switzerland and offer a broad spectrum of products required by the aerospace industry and have strong capabilities such as producing wide and very high gauge plates required for certain civil and commercial aerospace programs.
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
Aerospace products are typically subject to long development and supply lead times and the majority of our contracts with our largest aerospace customers have a term of five years or longer, which provides visibility on volumes and profitability. In addition, we expect demand for our aerospace products to directly correlate with aircraft backlogs and build rates. As of December 2019, the backlog reported by Airbus and Boeing for commercial aircraft reached 12,888 units on a combined basis, representing approximately eight to nine years of production at current build rates.
Additionally, aerospace products are generally subject to long qualification periods. Aerospace production sites are regularly audited by external certification organizations including the National Aerospace and Defense Contractors Accreditation Program (“NADCAP”) and/or the International Organization for Standardization. NADCAP is a cooperative organization of a number of aerospace OEMs that defines industry-wide manufacturing standards. NADCAP appoints private auditors who grant suppliers like Constellium a NADCAP certification, which customers tend to require. New products or alloys are separately certified by the OEM that uses the product. Our sites have been qualified by external certification organizations and our products have been qualified by our customers. We are typically able to obtain qualification within 6 months to one year mainly because: (i) due to our long history of working with the main aircraft OEMs, we have an existing range of qualifications including in excess of 100 specifications regarding alloy, temper or shape, which we can build on to obtain new product qualifications; and (ii) we have invested in a number of capital intensive equipment and R&D programs to be able to qualify to the current industry norms and standards.
We also serve the transportation and defense industries. Our product portfolio in these segments include both specialty products as well as standard products. Specialty products are differentiated products, which are engineered to meet specific customer needs and as such have specific properties (e.g., mechanical properties, dimensions, surface aspect, etc.). Standard products typically face higher levels of competition in the marketplace, in the regions that we serve.
The following table summarizes our volume, revenue and Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2019	2018	2017
Aerospace & Transportation:
Segment Revenue	1,462	1,389	1,335
Segment Shipments (kt)	242	246	238
Segment Revenue (€/ton)	6,041	5,646	5,618
Segment Adjusted EBITDA(1)	204	152	146
Segment Adjusted EBITDA(€/ton)	843	619	614
Segment Adjusted EBITDA margin	14%	11%	11%
__________________

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Automotive Structures & Industry Operating Segment
Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems, body structures, side impact beams and battery enclosures and (ii) soft and hard alloy extrusions for automotive, road, energy and building and large profiles for rail and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Approximately 49% of the segment volume for the year ended December 31, 2019 was in automotive extruded products and approximately 51% was in other extruded product applications.
In our automotive structures business, a series of aluminium extrusions are consolidated into a system for specific automotive applications. Due to the unique combination of strength and weight, aluminium extrusions are increasingly favored in this segment. We believe that we are one of the largest providers of aluminium automotive crash management systems globally. We manufacture automotive structural products for some of the largest European and North American car manufacturers supplying the global market, including Daimler AG, BMW AG, VW Group, FCA Group and Ford. Our automotive structures contracts are typically five to seven years in duration.
We are a leading supplier of hard alloys for the automotive market and of large structural profiles for rail, industrial and other transportation markets in Europe. We also produce soft alloy extrusions for customers primarily in Germany and France, with customized solutions for a diverse number of end markets. Our other extruded products business is tied to contracts that averagely last up to one year.
Eighteen of our facilities, located in Germany, North America, the Czech Republic, Slovakia, France, Switzerland, China, Spain, and Mexico manufacture products sold in our Automotive Structures & Industry operating segment. We believe our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic utilize significant amounts of recycled aluminium and help provide security of metal supply. We also operate the largest extrusion press in Western Europe at our Singen facility, in Germany, which allows us to produce specialized large profile products for our rail and transportation customers. In addition, we operate a strategic network of five soft alloys facilities with strong technical capabilities, across Europe to better serve primarily our automotive and industrial customers as well as customers in other diversified market segments.
We operate a joint venture, Astrex Inc., which produces automotive extruded profiles in Ontario, Canada, for our North American operations, and a joint venture, Engley Automotive Structures Co., Ltd., which is currently producing aluminium crash management systems in China.
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
The following table summarizes our volume, revenue and Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2019	2018	2017
Automotive Structures & Industry:
Segment Revenue	1,351	1,290	1,123
Segment Shipments (kt)	250	249	236
Segment Revenue (€/ton)	5,404	5,181	4,756
Segment Adjusted EBITDA(1)	106	125	120
Segment Adjusted EBITDA(€/ton)	423	502	510
Segment Adjusted EBITDA margin	8%	10%	11%
__________________

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

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
Rolled and extruded aluminium product prices are based generally on the price of aluminium (which is quoted on LME) plus a conversion margin (i.e., the cost incurred to convert the aluminium into a semi-finished product). The price of aluminium is not a significant driver of our financial performance. Instead, the financial performance of producers of rolled and extruded aluminium products, such as Constellium, is driven by the dynamics in the end markets that they serve, their relative positioning in those markets and the efficiency of their industrial operations.
The aluminium rolled products industry is characterized by economies of scale, as significant capital investments are required to achieve and maintain technological capabilities and demanding customer qualification standards. The service and efficiency demands of large customers have encouraged consolidation among suppliers of aluminium rolled products.
The aluminium extruded product industry is relatively fragmented and generally more regional. The business requires as well significant capital investments in order to achieve and maintain technological capabilities and demanding customer qualification standards.
The supply of aluminium rolled and extruded products has historically been affected by production capacity, alternative technology substitution and trade flows between regions. The demand for these products has historically been affected by economic growth, substitution trends, cyclicality and seasonality and aluminium rolled products in particular by down-gauging.
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
Recycled aluminium is also tied to the LME pricing (typically sold at a discount to LME). Aluminium is infinitely recyclable and recycling aluminium requires only approximately 5% of the energy required to produce primary aluminium. As a result, in regions where aluminium is widely used, manufacturers and customers are active in setting up collection processes in which used beverage cans and other end-of-life aluminium products are collected for remelting at purpose-built plants. Manufacturers may also enter into agreements with customers who return recycled process material and pay to have it re-melted and rolled into the same product again.

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
The following chart illustrates expected global demand for aluminium rolled products according to CRU International Limited ("CRU"). The compound annual growth rate ("CAGR") between 2019 and 2024 for the flat rolled products market is expected to be 3.3% according to CRU.
Projected Aluminium Flat Rolled Products Demand 2019-2024 (in kt)

Source: CRU International Ltd.
(Asia Pacific includes Japan, China, India, South Korea, Australia, Middle East and other Asia. Other includes Central and South America, and Africa)

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
CRU is cautiously optimistic about the consumption of aluminium extruded products in the United States in 2020, mostly driven by the construction sector. In Europe, CRU expects the demand for aluminium extruded products to remain weak with the European automotive sector's difficulties expected to continue in 2020.

Our Key End-markets
We have a significant presence in (i) the packaging end-markets, which have proved to be relatively stable and historically recession-resilient, (ii) the automotive and the aerospace end-markets, which are driven by global demand trends, and (iii) a number of niche specialty end markets including transportation (trucks, rail, space), industry, defense and bright products which diversify our exposure to economic trends.
Packaging
Aluminium beverage cans represented approximately 18% of the total European aluminium flat rolled demand by volume and 32% of total U.S. and Canada aluminium flat rolled demand in 2019. According to CRU, aluminium demand for the canstock market in Europe and North America is expected to grow by 2.7% and 2% per year between 2019 and 2024, respectively.
Aluminium is a preferred material for beverage packaging as it allows drinks to chill faster, can be stacked for transportation and storage more densely than competing formats (such as glass bottles), is highly formable for unique or differentiated branding, and offers the environmental advantage of easy, cost- and energy-efficient recycling. As a result of these benefits, aluminium is displacing tinplate, glass and may displace plastics as the preferred packaging material in certain markets. In Europe, aluminium is replacing tinplate (steel) as the standard for beverage cans and we believe that aluminium's penetration of the canstock market versus tinplate will be close to 100% by 2023. In the United States, we believe aluminium’s penetration has been at 100% for many years. In addition, we are benefiting from increased can consumption in Eastern Europe and Mexico and from growth in specialty products such as cans used for energy drinks.

Total European Rolled Products Consumption Can Stock (Kt)	Total North American Rolled Products Consumption Can Stock (Kt)

Source: CRU International Ltd., Aluminium Rolled Products Market Outlook November 2019	Source: CRU International Ltd., Aluminium Products Market Outlook November 2019

In addition, demand for can sheet has been highly resilient across economic cycles. Between 2007 and 2011, the US and Europe can stock consumption was flat compared to the material decline for total flat rolled product volumes.
U.S. and Europe Metal Beverage Can Consumption
Source: Republished under license from Global Data
Automotive
We supply the automotive sector with rolled products out of our Packaging & Automotive Rolled Products operating segment and extruded and fabricated products out of our Automotive Structures & Industry operating segment. Our automotive products are predominantly used in premium models, light trucks and sport utility vehicles manufactured by the European and North American OEMs.
In our view, the main drivers of automotive sales are overall economic growth, credit availability, consumer prices and consumer confidence. According to CRU, global vehicle production is expected to grow by approximately 1.9% per annum from 2019 to 2024.

Vehicle Production(1)

Source: CRU International Ltd
Global & Economic Outlook December 2019
(1) Represents both car and commercial vehicle production, includinglight trucks, heavy trucks and, except in the U.S. and Canada, coaches
Within the automotive sector, the demand for aluminium has been increasing faster than the underlying demand for light vehicles due to recent growth in the use of aluminium products in automotive applications. We believe the main reasons for this are aluminium’s high strength-to-weight ratio in comparison to steel and a need for increased energy efficiency. This lightweighting facilitates better fuel economy, improves emissions performance and enhances vehicle safety. As a result, manufacturers are seeking additional applications where aluminium can be used in place of steel and an increased number of cars are being manufactured with aluminium panels and crash management systems.
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
In the longer term, to the extent electric vehicles become more prevalent, we believe the demand for aluminium in the automotive industry will increase due to the greater importance of lightweighting. Aluminium thermal conductivity is a significant inherent advantage for battery boxes and aluminium also has superior energy absorption as compared to steel. Whereas growth in aluminium use in vehicles has historically been driven by increased use of aluminium castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs.
According to CRU, the consumption of ABS between 2019 and 2024 will grow 9% per annum in Europe, 9% per annum in North America and 23% per annum in China.

Automotive Body Sheet Flat Rolled Products Consumption (kt)
Source: CRU International Ltd.,
Aluminium Rolled Products Market Outlook November 2019

Aerospace
Demand for aerospace plates is primarily driven by the build rate of aircraft, which we believe will be supported for the foreseeable future by (i) necessary replacement of aging fleets by airline operators, particularly in the United States and Western Europe, and (ii) increasing global passenger air traffic (the aerospace industry publication The Airline Monitor estimates that global revenue passenger miles will grow at a compound annual growth rate of approximately 6% from 2019 to 2025). In 2019, Boeing and Airbus predicted respectively approximately 44,040 and 39,210 new aircraft over the next 20 years across all categories of large commercial aircraft. Boeing estimates that between 2019 and 2038, 39% of sales of new airplanes will be to Asia Pacific, 41% to Europe and North America and the remaining 20% delivered to the Middle East, Latin America, the Commonwealth of Independent States and Africa. Demand for aluminium aerospace plates is also influenced by alternative materials becoming more mature in the aerospace market (e.g., composites). According to CRU, aluminium demand for the aerospace rolled products markets in North America and Europe is expected to grow by 3.3% per year between 2019 and 2024.

World’s Commercial Aircraft Fleet (thousands)	Fleet Development Driven by Passenger Demand and Aging Fleet (units)

Source: Boeing 2019 current market outlook	Source: Boeing 2019 current market outlook

Aerospace Flat Rolled Products Consumption (kt)
Source: CRU International Ltd.,
Aluminium Rolled Products Market Outlook November 2019

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
Sales and Marketing
Our sales force is based in Europe (France, Germany, Czech Republic, United Kingdom and Switzerland), the United States and Asia (Tokyo, Shanghai and Seoul). We serve our customers either directly or through distributors.
Raw Materials and Supplies
Approximately 72% of our rolling slab demand and 52% of our billet demand is produced in our own internal cast-houses. In addition, our external rolling slab supply is secured through long-term contracts with several upstream companies. All of our top 10 overall metal suppliers (covering rolling slabs, extrusion billets, primary, high purity, scrap and hardeners) have been long-standing suppliers to our plants (in many cases for more than 10 years) and, in aggregate, accounted for approximately 55% of our total metal purchases (in terms of volumes) for the year ended December 31, 2019. We typically enter into multi-year contracts with these metal suppliers pursuant to which we purchase various types of metal, including:

•	Primary metal from smelters or metal traders in the form of ingots, rolling slabs or extrusion billets.

•	Remelted metal in the form of rolling slabs or extrusion billets from external cast-houses, as an addition to our own internal cast-houses.

•	Production scrap from customers and scrap traders.

•	End-of-life scrap (e.g., used beverage cans) from customers, collectors and scrap traders.

•	Specific alloying elements and primary ingots from producers and metal traders.
Our operations use natural gas and electricity, which represents the fourth largest component of our cost of sales, after metal, labor costs and depreciation. We purchase natural gas and electricity from the market and typically secure a large part of our natural gas and electricity needs pursuant to fixed-price commitments. To reduce the risks associated with our natural gas and electricity requirements, we use forward contracts or financial futures with our suppliers to fix the commodity component of the energy costs. Furthermore, in our longer-term sales contracts, we try to include indexation clauses on energy prices.

Our Customers
Our customer base includes some of the largest leading manufacturers in the packaging, aerospace and automotive end-markets. We have a relatively diverse customer base with our 10 largest customers representing approximately 50% of our revenue for year ended December 31, 2019. We generally have long-term relationships with our significant customers, many of which span decades.
A substantial portion of our volumes is sold under multi-year contracts, as we generally have three- to five-year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and five- to seven-year terms in our “life of a car platform/car model” contracts with our automotive customers. This provides us with significant visibility into our future volumes and earnings.
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
Research and Development (“R&D”)
We believe that our research and development capabilities coupled with our integrated, longstanding customer relationships create a distinctive competitive advantage versus our competition. Our three R&D centers are based in Voreppe, France; Plymouth, Michigan, and Brunel University, London, United Kingdom.
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
The key contributors to our success in establishing our R&D capabilities include:

•
Close interaction with key customers, including through formal partnerships or joint development teams—examples include Strongalex®, Formalex® and Surfalex®, which were developed with automotive customers (mainly Daimler and Audi) and the Fusion bottle, a drawn and ironed technology created in partnership with Ball Corporation.

•
Technologically advanced equipment—for example, full-size casthouse for rapid prototyping of new Airware® low density alloys, innovative joining technologies for aerospace alloys (friction stir welding), forming technologies for automotive body sheets.

•
Long-term partnerships with universities worldwide. For example Michigan University in the U.S., Stuttgart University in Germany or Manchester University in the United Kingdom which generate significant innovation opportunities and foster new ideas.

Our R&D center located in Plymouth, Michigan opened in 2016 in order to improve our support to North American automotive customers by addressing specific market requirements related to our aluminium based light weighting solutions.
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
As of December 31, 2019, the research and development center in Voreppe employed 248 people, of which 201 are scientists and technicians. The research and development center in Plymouth employed 8 people. The research technology center in Brunel employed 35 people. We invested €48 million in R&D in the year ended December 31, 2019, €40 million in R&D in the year ended December 31, 2018 and €36 million in R&D in the year ended December 31, 2017.
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
Insurance
We have implemented a corporate-wide insurance program consisting of both corporate-wide master policies with worldwide coverage and local policies where required by applicable regulations. Our insurance coverage includes: (i) property damage and business interruption; (ii) general liability including operation, professional, product and environment liability; (iii) aviation product liability; (iv) marine cargo (transport); (v) business travel and personal accident; (vi) construction all risk; (vii) automobile liability; (viii) trade credit; (ix) cyber risk; (x) workers' compensation in the U.S.; and (xi) other specific coverages for executive and special risks.

We believe that our insurance coverage terms and conditions are customary for a business such as Constellium and are sufficient to protect us against catastrophic losses.
We also purchase and maintain insurance on behalf of our directors and officers.
Governmental Regulations and Environmental, Health and Safety Matters
Our operations are subject to a number of international, national, state and local regulations relating to the protection of the environment and to workplace health and safety. Our operations involve the use, handling, storage, transportation and disposal of hazardous substances, and accordingly we are subject to extensive laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. In addition, prior operations at certain of our properties have resulted in contamination of soil and groundwater which we are required to investigate and remediate pursuant to applicable environmental, health and safety (“EHS”) laws and regulations. Environmental compliance at our key facilities is supervised by the Direction Régionale de l’Environnement de l’Aménagement et du Logement in France, the Umweltbundesamt in Germany, the Service de la Protection de l’Environnement du Canton du Valais in Switzerland, the United States Environmental Protection Agency, West Virginia Department of Environmental Protection, the Alabama Department of the Environmental Management, the Kentucky Department for Environmental Protection, Georgia Environmental Protection Division and Michigan Department of Environment, Great Lakes and Energy in the United States, the Regional Authority of the Usti Region in the Czech Republic, the Slovenká Insvpekcia zvivotného prostredia in Slovakia, Secretaria de Medio Ambiente y Recursos Naturales in Mexico,the Environmental Monitoring Agency in China, Consellería de Medioambiente, Territorio y Vivienda in Spain and Enforcement Branch Ontario region in Canada. Violations of EHS laws and regulations, and remediation obligations arising under such laws and regulations, may result in restrictions being imposed on our operating activities as well as fines, penalties, damages or other costs. Accordingly, we have implemented EHS policies and procedures to protect the environment and ensure compliance with these laws, and incorporate EHS considerations into our planning for new projects. We perform regular risk assessments and EHS reviews. We closely and systematically monitor and manage situations of noncompliance with EHS laws and regulations and cooperate with authorities to redress any noncompliance issues. We believe that we have made adequate reserves with respect to our remediation and compliance obligations. Nevertheless, new regulations or other unforeseen increases in the number of our non-compliant situations may impose costs on us that may have a material adverse effect on our financial condition, results of operations or liquidity.
Our operations also result in the emission of substantial quantities of carbon dioxide, a greenhouse gas that is regulated under the EU’s Emissions Trading System (“ETS”). Although compliance with ETS to date has not resulted in material costs to our business, compliance with ETS requirements currently being developed for the 2021-2030 period, and increased energy costs due to ETS requirements imposed on our energy suppliers, could have a material adverse effect on our business, financial condition or results of operations. We may also be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities.
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
We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate close down and environmental remediation costs provisions at December 31, 2019 were €90 million. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.

We have incurred, and in the future will continue to incur, operating expenses related to environmental compliance. As part of the general capital expenditure plan, we expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts as energy consumption, air emissions, water releases, waste streams optimization.
Litigation and Legal Proceedings
The Company is involved, and may become involved, in various lawsuits, claims and proceedings relating to customer claims, product liability, employee and retiree benefit matters, and other commercial matters. The Company records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised are or can be highly complex and subject to significant uncertainties and amounts claimed are and can be substantial. As a result, the probability of loss and an estimation of damages are and can be difficult to ascertain. The Company is currently subject to an arbitration by a customer claiming that Constellium supplied defective products as a result of which the customer alleges it has suffered significant damages. The Company considers that the claim is without merit on both technical and legal grounds and is vigorously defending the action. For this matter and in respect of others which the Company considers are without merit, while it is possible that an unfavorable outcome may result, after assessing the information available, the Company has concluded that it is not probable that a loss has been incurred. From time to time, asbestos-related claims are also filed against us, relating to historic asbestos exposure in our production process. We have made reserves for potential occupational disease claims for a total of €4 million as of December 31, 2019. It is not anticipated that any of our currently pending litigation and proceedings will have a material effect on the future results of the Company.

C.	Organizational Structure
The following diagram reflects our simplified corporate legal entity structure as of December 31, 2019. Percentages reflect ownership interest where ownership interest is less than 100%. The country listed for each legal entity below depicts such entity’s jurisdiction of incorporation.

Constellium SE (France)
Constellium International (France)
95%
5%
Constellium France Holdco (France)
Constellium Extrusions Decin s.r.o. (Czech Republic)
Constellium Germany Holdco GmbH & Co.KG (Germany)
Constellium Switzerland AG (Switzerland)
Constellium Valais SA (Switzerland)
90%
Constellium Deutschland GmbH (Germany)
10%
Constellium Singen GmbH (Germany)
99.99% (general partner)
Constellium Rolled Products Singen GmbH & Co. KG (Germany)
C-TEC Constellium Technology Center (France)
Constellium Neuf Brisach (France)
Constellium Issoire (France)
Constellium Finance (France)
Engineered Products International SAS (France)
Constellium W (France)
92%
8%
Constellium Holdings Muscle Shoals LLC (USA)
Constellium US Holdings I, LLC (USA)
Listerhill Total Maintenance Center LLC (USA)
Constellium Muscle Shoals LLC (USA)
Constellium Metal Procurement LLC (USA)
Constellium Muscle Shoals Funding II LLC (USA)
Constellium Property and Equipment Company, LLC (USA)
Constellium Rolled Products Ravenswood, LLC (USA)
Constellium Automotive USA, LLC (USA)
99.9%
0.1%
Constellium Bowling Green LLC (USA)

D.	Property, Plant and Equipment
At December 31, 2019, we operated 28 manufacturing facilities serving both global and local customers, three R&D centers, two in Europe and one in the United States. In addition, we are building a new facility in Nanjing, China. Among our production sites, we have seven major facilities (Muscle Shoals, Alabama, Neuf-Brisach, France, Issoire, France, Ravenswood, West Virginia, Singen, Germany, Déčín, Czech Republic and Sierre, Switzerland) catering to the needs of our Aerospace & Transportation, Packaging & Automotive Rolled Products and Automotive Structures & Industry operating segments:

•
The Muscle Shoals, Alabama facility operates one of the largest and most efficient can reclamation facilities in the world. In addition, the facility utilizes multi-station electromagnetic casting, houses the widest hot line in North America and has the fastest can end stock coating line in the world. Production capabilities include body stock, tab stock, and end stock. In addition, we are producing automotive cold coils for body sheet. The capital expenditures invested in the facility were €40 million for the year ended December 31, 2019 and €44 million in the year ended December 31, 2018.

•
The Neuf-Brisach, France facility is an integrated aluminium rolling, finishing and recycling facility in Europe. Our investments in a can body stock slitter and recycling furnace has enabled us to secure long-term can stock contracts. Additionally, our latest investment in a new state-of-the-art automotive finishing line has further strengthened the plant’s position as a significant supplier of aluminium Auto Body Sheet in the automotive market. The capital expenditures invested in the facility were €31 million in the year ended December 31, 2019 and €32 million in the year ended December 31, 2018.

•
The Issoire, France facility is one of the world’s two leading aerospace plate mills based on volumes. The plant operates two Airware® industrial casthouses and currently uses recycling capabilities to take back scrap along the entire fabrication chain. Issoire works as an integrated platform with Ravenswood, West Virginia and Sierre, Switzerland, providing a significant competitive advantage for us as a global supplier to the aerospace industry. The capital expenditures invested in the facility were €32 million in the year ended December 31, 2019 and €32 million in the year ended December 31, 2018.

•
The Ravenswood, West Virginia facility has significant assets for producing aerospace plates, transportation coil and is a recognized supplier to the defense industry. The facility has stretchers and wide-coil capabilities that make it one of the few facilities in the world capable of producing plates of a size needed for the largest commercial airplanes. The capital expenditures invested in the facility were €31 million for the year ended December 31, 2019 and €28 million in the year ended December 31, 2018.

•
The Singen, Germany rolling plant has more than 100 years’ experience, industry leading cycle times and high-grade cold mills with special surfaces capabilities to serve automotive and other markets. The extrusion part has one of the largest extrusion presses in Europe as well as advanced and highly productive integrated automotive bumper manufacturing lines. A dedicated unit allows the production of crash management applications, battery enclosures for electric vehicles as well as other automotive structural parts ready for the OEM assembly lines. The capital expenditures invested in the facility were €38 million in the year ended December 31, 2019 and €45 million in the year ended December 31, 2018.

•
The Děčín, Czech Republic facility is a large extrusion facility, mainly focusing on hard alloy extrusions for automotive and industrial applications, with significant recycling capabilities. It is located near the German border, strategically positioning it to supply the German, Czech and French Tier1s and OEMs. Its integrated casthouse allows it to offer high value-add customized hard alloys to our customers. The capital expenditures invested in the facility were €13 million in the year ended December 31, 2019 and €21 million in the year ended December 31, 2018.

•
The Sierre, Switzerland facility is dedicated to precision plates for general engineering, aerospace plates and slabs and is a leading supplier of extruded products for high-speed train railway manufacturers and a wide range of applications. The Sierre facility includes the Steg casthouse that produces automotive, general engineering and aerospace slabs and the Chippis casthouse that has the capacity to produce non-standard billets for a wide range of extrusions. Its qualification as an aerospace plate and slabs plant increases our aerospace production capabilities. The capital expenditures invested in the facility were €15 million in the year ended December 31, 2019 and €12 million in the year ended December 31, 2018.

Our current production facilities are listed below by operating segment:

Operating Segment	Location	Country	Owned/ Leased
Packaging & Automotive Rolled Products	Biesheim, Neuf-Brisach	France	Owned
Packaging & Automotive Rolled Products	Singen	Germany	Owned
Packaging & Automotive Rolled Products	Muscle Shoals, AL	United States	Owned
Packaging & Automotive Rolled Products	Bowling Green, KY	United States	Owned
Aerospace & Transportation	Ravenswood, WV	United States	Owned
Aerospace & Transportation	Issoire	France	Owned
Aerospace & Transportation	Montreuil-Juigné	France	Owned
Aerospace & Transportation	Ussel	France	Owned
Aerospace & Transportation	Steg	Switzerland	Owned
Aerospace & Transportation	Sierre	Switzerland	Owned
Automotive Structures & Industry	Van Buren, MI	United States	Leased
Automotive Structures & Industry	Changchun, Jilin Province (JV)(1)	China	Leased
Automotive Structures & Industry	Děčín	Czech Republic	Owned
Automotive Structures & Industry	Nuits-Saint-Georges	France	Owned
Automotive Structures & Industry	Burg	Germany	Owned
Automotive Structures & Industry	Crailsheim	Germany	Owned
Automotive Structures & Industry	Neckarsulm	Germany	Owned
Automotive Structures & Industry	Gottmadingen	Germany	Owned
Automotive Structures & Industry	Landau/Pfalz	Germany	Owned
Automotive Structures & Industry	Singen	Germany	Owned
Automotive Structures & Industry	Levice	Slovakia	Owned
Automotive Structures & Industry	Chippis	Switzerland	Owned
Automotive Structures & Industry	Sierre	Switzerland	Owned
Automotive Structures & Industry	White, GA	United States	Leased
Automotive Structures & Industry	Lakeshore, Ontario (JV)(2)	Canada	Leased
Automotive Structures & Industry	San Luis Potosi	Mexico	Leased
Automotive Structures & Industry	Zilina	Slovakia	Leased
Automotive Structures & Industry	Vigo	Spain	Leased

(1)	Engley is a Constellium Joint Venture with Changchun Engley Auto Parts Co. Ltd.

(2)	Astrex is a Constellium Joint Venture with Can Art Aluminum Extrusion Inc.

The production capacity and utilization rate for our main plants as of December 31, 2019 are listed below:

Plant	Capacity	Utilization Rate
Neuf-Brisach	450 kt	95-100%
Muscle Shoals	500-550 kt	80-90%
Issoire	110 kt	90%
Ravenswood	175 kt	90%
Děčín	92 kt	78%
Singen	290-310 kt	90-95%
Sierre	70-75 kt	50%
__________________
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
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following discussion and analysis is based principally on our audited Consolidated Financial Statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included elsewhere in this Annual Report and is provided to supplement the audited Consolidated Financial Statements and the related notes to help provide an understanding of our financial condition, changes in financial condition, results of our operations, and liquidity. The following discussion is to be read in conjunction with Selected Financial Data and our audited Consolidated Financial Statements and the notes thereto, included elsewhere in this Annual Report.
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
Company Overview
We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. As of December 31, 2019, we had approximately 13,200 employees, 28 production facilities, three administrative centers, and three R&D centers.
Our Operating Segments
We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into three segments to better serve our customer base.
Packaging & Automotive Rolled Products Segment
Our Packaging & Automotive Rolled Products segment produces aluminium sheet and coils. Approximately 75% of segment volume for the year ended December 31, 2019 was packaging rolled products, which primarily includes beverage and food can stock as well as closure stock and foil stock. Approximately 21% of the segment volume for this period was automotive rolled products and the balance of the segment volume was specialty and other thin-rolled products.

Our Packaging & Automotive Rolled Products segment accounted for 53% of revenue and 49% of Adjusted EBITDA for the year ended December 31, 2019.
Aerospace & Transportation Segment
Our Aerospace & Transportation segment has market leadership positions in technologically advanced aluminium and specialty materials products with applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products, including plate and sheet. Approximately 50% of the segment volume for the year ended December 31, 2019 was aerospace rolled products and approximately 50% was transportation industry and other rolled products. Our Aerospace & Transportation segment accounted for 24% of revenue and 36% of Adjusted EBITDA for the year ended December 31, 2019.
Automotive Structures & Industry Segment
Our Automotive Structures & Industry segment produces technologically advanced structures for the automotive industry, (including crash-management systems, body structures, side impact beams and battery enclosures), soft and hard alloy extrusions and large extruded profiles for automotive, railroad, energy, building and industrial applications. Approximately 49% of the segment volume for the year ended December 31, 2019 was automotive extruded products and approximately 51% was other extruded products. Our Automotive Structures & Industry segment accounted for 23% of revenue and 19% of Adjusted EBITDA for the year ended December 31, 2019.
Acquisitions
On January 10, 2019, pursuant to a purchase agreement with UACJ and its U.S. subsidiary, Tri-Arrows Aluminum Holding Inc. (“TAAH”), we acquired TAAH’s 49% stake in Constellium-UACJ ABS, LLC, which was renamed Constellium Bowling Green LLC, ("Bowling Green"), for $100 million plus the assumption of 49% of approximately $80 million of third party debt at Bowling Green. In connection with the agreement with UACJ and TAAH, we and TAAH agreed to certain transitional commercial arrangements connected to the continuing operations and the business, including an agreement for a multiyear supply of cold coils. Bowling Green, which was previously accounted for under the equity method, is now consolidated and its results are reflected in our 2019 consolidated results.
Discontinued Operations and Disposals
In July 2018, we completed the sale of the North Building Assets of our Sierre plant in Switzerland (which have been leased to and operated by Novelis since 2005) and we contributed the plant’s shared infrastructure to a 50-50 joint venture with Novelis, in exchange for cash consideration of €200 million. This transaction generated a €190 million net gain and also resulted in the termination of the existing lease agreement . We continue to own and operate our cast houses, plate and extrusion manufacturing plants and other manufacturing assets in Sierre. As part of this agreement, we also entered into long-term production and metal supply agreements with Novelis.
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

Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that our portfolio is relatively resilient to these economic cycles in each of our three main end-markets of packaging, aerospace and automotive:

•
Can packaging tends not to be highly correlated to the general economic cycle. In addition, we believe European canstock has an attractive long-term growth outlook due to ongoing trends in (i) growth in beer, soft drinks and energy drinks consumption, (ii) increasing use of cans versus glass in the beer market, and (iii) increasing penetration of aluminium in canstock at the expense of tinplate.

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
Aluminium Prices
Aluminium prices are determined by worldwide forces of supply and demand and, as a result they are volatile. We operate a pass–through model and therefore to the extent possible avoid taking aluminium price risk. Significant sustained increases in the price of aluminium, however, may over time affect the demand for our products.
The price we pay for aluminium includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums, which had historically been fairly stable, have been more volatile in recent years. Although our business model seeks to minimize the impact of aluminium price fluctuations on our cash flows, we are not always able to pass through the cost of regional premiums to our customers or adequately hedge the impact of regional premium differentials. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—If we are unable to substantially pass on to our customers the cost of price increases of our raw materials, which may be subject to volatility, our profitability could be adversely affected.”
We believe our cash flows are largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by matching the price paid for our aluminium purchases with the price received from our aluminium sales, at a given time, using hedges when necessary. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory.
The average LME transaction price, Midwest Premium and Rotterdam Premium per ton of primary aluminium in the years ended December 31, 2019, 2018 and 2017 are presented below:

Average quarterly LME per ton using U.S. dollar prices converted to Euros at the applicable European Central Bank rates:

(Euros/ton)	2019	2018	2017
First Quarter	1,637	1,757	1,737
Second Quarter	1,595	1,896	1,736
Third Quarter	1,585	1,769	1,714
Fourth Quarter	1,583	1,726	1,786
Average for the year	1,600	1,786	1,743
Average quarterly Midwest Premium per ton using U.S. dollar prices converted to Euros at the applicable European Central Bank rates:

(Euros/ton)	2019	2018	2017
First Quarter	375	246	198
Second Quarter	371	404	180
Third Quarter	355	390	144
Fourth Quarter	329	376	176
Average for the year	357	354	175
Average quarterly Rotterdam Premium per ton using U.S. dollar prices converted to Euros at the applicable European Central Bank rates:

(Euros/ton)	2019	2018	2017
First Quarter	116	134	137
Second Quarter	130	170	131
Third Quarter	137	135	120
Fourth Quarter	123	116	135
Average for the year	127	139	131
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
Our risk management practices aim to reduce, but do not entirely eliminate, our exposure to changing primary aluminium and regional premium prices. Moreover, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes. As we do not apply hedge accounting for the derivative instruments entered into to hedge our exposure to changes in metal prices, mark-to-market movements for these instruments are recognized in “Other gains/(losses)—net.”

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
Volumes
The profitability of our businesses is determined, in part, by the volume of tons processed and sold. Increased production volumes will generally result in lower per unit costs, while higher sold volumes of tons will generally result in additional revenue and associated margins.
Personnel Costs
Our operations are labor intensive and, as a result, our personnel costs represent 18%, 17% and 18% of our cost of sales, selling and administrative expenses and R&D expenses for the years ended December 31, 2019, 2018, and 2017, respectively.
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
Currency
We are a global company with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, Spain, Mexico, Canada and China, as of December 31, 2019. As a result, our revenue and earnings have exposure to a number of currencies, primarily the euro, the U.S. dollar and the Swiss Franc. As our presentation currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro impacts our results of operations.
We engage in significant hedging activity to attempt to mitigate the effects of foreign currency transactions on our profitability. Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. In Europe, a portion of our revenue is denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies. Where we have multiple-year sales agreements for the sale of fabricated metal products in U.S. dollars by euro-functional currency entities, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in “Other gains/(losses)—net”.

Results of Operations
Results of Operations for the years ended December 31, 2019 and 2018

	For the year ended December 31,
	2019		2018
	(€ in millions and as a % of revenue)
		%		%
Revenue	5,907	100%	5,686	100%
Cost of sales	(5,305)	90%	(5,148)	91%
Gross profit	602	10%	538	9%
Selling and administrative expenses	(276)	5%	(247)	4%
Research and development expenses	(48)	1%	(40)	1%
Restructuring costs	(4)	—%	(1)	—%
Other gains / (losses) net	(19)	—%	154	3%
Income from operations	255	4%	404	7%
Finance costs, net	(175)	3%	(149)	3%
Share of income / (loss) of joint ventures	2	—%	(33)	1%
Income before income taxes	82	1%	222	4%
Income tax expense	(18)	—%	(32)	1%
Net income / (loss)	64	1%	190	3%
Shipment volumes (in kt)	1,589	n/a	1,534	n/a
Revenue per ton (€ per ton)	3,717	n/a	3,707	n/a
Revenue
Revenue increased by 4%, or €221 million, to €5,907 million for the year ended December 31, 2019, from €5,686 million for the year ended December 31, 2018. This increase reflects a 4% increase in shipments, improved price and a better mix, despite lower metal prices.
Sales volumes increased by 4%, or 55 kt, to 1,589 kt for the year ended December 31, 2019 compared to 1,534 kt for the year ended December 31, 2018. This increase is mostly driven by higher shipment volumes in P&ARP, in large part due to the consolidation of Bowling Green in 2019.
Average sales prices increased by €10 per ton, from €3,707 to €3,717, reflecting improved price and a better mix offset by lower metal prices.
Our revenue is discussed in more detail in the “Segment Results” section.
Cost of Sales
Cost of sales increased by 3%, or €157 million, to €5,305 million for the year ended December 31, 2019, from €5,148 million for the year ended December 31, 2018. This increase in cost of sales reflected the consolidation of Bowling Green and was primarily driven by an increase of €91 million, or 12%, in labor costs compared to the prior year, a €54 million increase in depreciation (of which €18 million was attributable to the implementation of IFRS 16) and a €23 million increase in energy costs.
Selling and Administrative Expenses
Selling and administrative expenses increased by 12% from €247 million for the year ended December 31, 2018 to €276 million for the year ended December 31, 2019 resulting from i) a €20 million increase in employee benefit expenses reflecting an increased headcount in the U.S. and Europe for €8 million and the consolidation of Bowling Green for €5 million and ii) a €9 million increase due to professional fees for process improvements and IT projects.

Research and Development Expenses
Research and development expenses increased by 20% or €8 million, to €48 million for the year ended December 31, 2019, from €40 million for the year ended December 31, 2018. Research and development expenses are presented net of €12 million and €10 million of research and development tax credits received in France for the years ended December 31, 2019 and 2018, respectively. Research and development expenses, excluding tax credits received were €22 million, €19 million, €15 million and €4 million for the P&ARP, A&T, AS&I and Holding & Corporate segments, respectively, in the year ended December 31, 2019.
Restructuring Costs
In the year ended December 31, 2019, restructuring costs amounted to €4 million and were primarily related to restructuring activities in our AS&I segment. Restructuring costs amounted to €1 million in the year ended December 31, 2018, and were primarily incurred in connection with restructuring activities at our German operations.
Other Gains / (losses), net

	For the year ended December 31,
	2019	2018
(€ in millions)
Realized (losses) / gains on derivatives	(49)	14
Unrealized gains / (losses) on derivatives at fair value through profit and loss—net	33	(84)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities—net	—	—
Gains on pension plan amendments	1	36
(Losses) / gains on disposal	(3)	186
Other—net	(1)	2
Total other gains / (losses), net	(19)	154
Other gains / (losses), net were €(19) million for the year ended December 31, 2019 compared to Other gains—net of €154 million for the year ended December 31, 2018. The company uses financial derivatives to hedge underlying commercial transactions. The realized gains / (losses) recognized in Other gains / (losses), net are offset by the commercial transactions accounted for in Cost of sales. In the year ended December 31, 2019, realized losses recognized upon the settlement of derivative instruments amounted to €49 million, of which realized losses on metal derivatives were €56 million and realized gains on foreign exchange derivatives were €7 million. In the year ended December 31, 2018, realized gains recognized upon the settlement of derivative instruments amounted to €14 million, of which realized gains on metal derivatives were €7 million and realized gains on foreign exchange derivatives were €7 million.
The Company uses financial derivatives to also hedge forecasted commercial transactions. These unrealized gains / (losses) recognized in Other gains / (losses), net are offset by the change in the value of forecasted transactions which are not yet accounted for. Unrealized gains on derivative instruments amounted to €33 million in the year ended December 31, 2019 and were primarily comprised of gains of €31 million related to metal derivatives and of gains of €2 million related to foreign exchange derivatives. Unrealized losses on derivative instruments amounted to €84 million in the year ended December 31, 2018 and were primarily comprised of €83 million of losses related to metal derivatives and €1 million of losses related to foreign exchange derivatives.
In the year ended December 31, 2018, we recognized a €36 million net gain relating to an OPEB plan amendment in the United States.
Gains on disposal recognized in the year ended December 31, 2018 primarily related to the sale of North Building Assets of our Sierre plant in Switzerland.

Finance Costs, net
Finance costs, net increased by €26 million, to €175 million for the year ended December 31, 2019, from €149 million for the year ended December 31, 2018. This increase primarily reflects higher interest expense as a result of the implementation of IFRS 16 - Leases for €8 million, and the effect of a a stronger dollar. In addition, Finance costs, net in the year ended December 31, 2018 included €7 million of interest received from Bowling Green which was accounted for at the time under the equity method. There was no interest received from Bowling Green in the year ended December 31, 2019 as the entity was consolidated.
In the year ended December 31, 2019, foreign exchange net losses from the revaluation of the portion of our U.S. dollar-denominated debt held by Euro functional currency entities amounted to €3 million and were offset by gains on derivative instruments entered into to hedge this exposure. In the year ended December 31, 2018, foreign exchange net losses from the revaluation of the portion of our U.S. dollar-denominated debt held by Euro functional currency entities amounted to €22 million and were offset by gains on derivative instruments entered into to hedge this exposure.
Share of loss of joint-ventures
Our share of loss of joint-ventures for the year ended December 31, 2018 amounted to €33 million and was comprised primarily of our share in the net results of Bowling Green, which was accounted for under the equity method until January 10, 2019. On January 10, 2019, we acquired the 49% of Bowling Green that we did not previously own, and we began consolidating the entity as of that date.
Income Tax
Income tax expense was €18 million for the year ended December 31, 2019 compared to €32 million for the year ended December 31, 2018.
Our effective tax rate represented 22% of our income before income tax for the year ended December 31, 2019 and 14% of our income before income tax for the year ended December 31, 2018. This change in our effective tax rate primarily reflects an increase in the composite statutory tax rate applicable by tax jurisdiction (the “blended tax rate”) and the impact of significant reconciling items between the blended tax rate and the effective tax rate in both years.
Our blended tax rate increased from 24% in the year ended December 31, 2018 to 30% in the year ended December 31, 2019 primarily as a result of changes in the geographical mix of our pre-tax results.
The effective tax rate for the year ended December 31, 2019 applies to €82 million of pre-tax income and is lower than our blended statutory tax rate primarily as a result of the impact of the Swiss Tax Reform, partially offset by the effect of unrecognized deferred tax assets in jurisdictions where we believe it is more likely than not that those assets will not be used.
The effective tax rate for the year ended December 31, 2018 applies to €222 million of pre-tax income and is lower than our blended statutory tax rate primarily as a result of the favorable effect of previously unrecognized tax losses carried forward in Switzerland which were used in the year ended December 31, 2018 to offset the taxable profit generated by the sale of the North Building Assets of our Sierre plant in Switzerland.
Net Income / loss
As a result of the factors above, we recognized a net income of €64 million, in the year ended December 31, 2019 compared to €190 million in the year ended December 31, 2018.

Results of Operations for the years ended December 31, 2018 and 2017

	For the year ended December 31,
	2018		2017
	(€ in millions and as a % of revenue)
		%		%
Revenue	5,686	100%	5,237	100%
Cost of sales	(5,148)	91%	(4,682)	89%
Gross profit	538	9%	555	11%
Selling and administrative expenses	(247)	4%	(247)	5%
Research and development expenses	(40)	1%	(36)	1%
Restructuring costs	(1)	—%	(4)	—%
Other gains net	154	3%	70	1%
Income from operations	404	7%	338	6%
Finance costs, net	(149)	3%	(260)	5%
Share of loss of joint ventures	(33)	1%	(29)	1%
Income before income taxes	222	4%	49	1%
Income tax expense	(32)	1%	(80)	2%
Net income / (loss)	190	3%	(31)	1%
Shipment volumes (in kt)	1,534	n/a	1,482	n/a
Revenue per ton (€ per ton)	3,707	n/a	3,534	n/a
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
Other Gains / (losses), net

	For the year ended December 31,
	2018	2017
(€ in millions)
Realized gains on derivatives	14	—
Unrealized (losses)/gains on derivatives at fair value through profit and loss—net	(84)	57
Unrealized exchange (losses) from the remeasurement of monetary assets and liabilities—net	—	(4)
Gains on pension plan amendments	36	20
Gains /(losses) on disposal	186	(3)
Other—net	2	—
Total other gains / (losses), net	154	70
Other gains / (losses)—net were €154 million for the year ended December 31, 2018 compared to Other gains—net of €70 million for the year ended December 31, 2017. In the year ended December 31, 2018, realized gains recognized upon the settlement of derivative instruments amounted to €14 million, of which realized gains on metal derivatives were €7 million and realized gains on foreign exchange derivatives were €7 million. In the year ended December 31, 2017, realized gains recognized upon the settlement of derivative instruments amounted to €0 million, of which realized gains recognized upon the settlement of derivative instruments amounted to €16 million and realized losses on foreign exchange derivatives were €16 million.
Unrealized losses on derivative instruments amounted to €84 million in the year ended December 31, 2018 and were primarily comprised of €83 million of losses related to metal derivatives and of €1 million of losses related to foreign exchange derivatives. Unrealized gains on derivative instruments amounted to €57 million in the year ended December 31, 2017 and were primarily comprised of €41 million of gains related to metal derivatives and of €16 million of gains related to foreign exchange derivatives.
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
Finance Costs, net
Finance costs, net decreased by €111 million, to €149 million for the year ended December 31, 2018, from €260 million for the year ended December 31, 2017. Of this decrease, €91 million reflects net losses on the settlement of debt incurred in February 2017 and November 2017 in connection with refinancing transactions and €29 million reflects the benefits of lower interest rates as a result of these refinancing transactions.
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
Share of loss of joint-ventures
Our share of loss of joint-ventures for the year ended December 31, 2018 amounted to €33 million compared to €29 million for the year ended December 31, 2017 and is comprised primarily of our share in the net results of Constellium-UACJ ABS LLC, which is accounted for under the equity method. On January 10, 2019, we acquired the 49% of Constellium-UACJ ABS LLC that we did not previously own.
Income Tax
Income tax was an expense of €32 million for the year ended December 31, 2018 compared to an income tax expense of €80 million for the year ended December 31, 2017.
Our effective tax rate represented 14% of our income before income tax for the year ended December 31, 2018 and 163% of our income before income tax for the year ended December 31, 2017. This change in our effective tax rate primarily reflects a decrease in the composite statutory tax rate applicable by tax jurisdiction (the “blended tax rate”), from 32% in 2017 to 24% in 2018 and the impact of significant reconciling items between the blended tax rate and the effective tax rate in both years.
The change in our blended rate mainly resulted from changes in the geographical mix of our pre-tax results, the decrease of the U.S. tax rate from 40% in 2017 to 26% in 2018 and decrease in the tax rate in France from 39.2% in 2017 to 34.4% for fiscal year 2018.
The effective tax rate for the year ended December 31, 2018 applied to €222 million of pre-tax income and was lower than our blended statutory tax rate primarily as a result of the favorable effect of previously unrecognized tax losses carried forward in Switzerland which were used in the year ended December 31, 2018 to offset the taxable profit generated by the sale of the North Building Assets of our Sierre plant in Switzerland.
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
Net Income / loss
As a result of the factors above, we recognized a net income of €190 million, in the year ended December 31, 2018 compared to a net loss of €31 million in the year ended December 31, 2017.

Segment Results
Segment Revenue
The following table sets forth the revenue for our operating segments for the periods presented:

	For the year ended December 31,
	2019		2018		2017
	(millions of € and as a % of revenue)
P&ARP	3,149	53%	3,059	54%	2,812	54%
A&T	1,462	24%	1,389	23%	1,335	25%
AS&I	1,351	23%	1,290	23%	1,123	21%
Holdings and Corporate	—	—%	10	—%	13	—%
Inter-segment eliminations	(55)	n.m.	(62)	n.m.	(46)	n.m.
Total revenue	5,907	100%	5,686	100%	5,237	100%
n.m. not meaningful
P&ARP. Revenue in our P&ARP segment increased by 3%, or €90 million, to €3,149 million in the year ended December 31, 2019, from €3,059 million for the year ended December 31, 2018, reflecting primarily higher shipments partially due to the consolidation of Bowling Green, despite lower revenue per ton driven by lower metal prices. P&ARP shipments were up 58 kt, reflecting a 38 kt, or 19%, increase in Automotive rolled products shipments partially due to the consolidation of Bowling Green and a 23kt, or 3% increase in Packaging rolled products shipments. Revenue per ton decreased by 3% to €2,871 per ton in the year ended December 31, 2019 from €2,944 per ton in the year ended December 31, 2018, primarily as a result of lower metal prices.
Revenue in our P&ARP segment increased by 9%, or €247 million, to €3,059 million in the year ended December 31, 2018, from €2,812 million for the year ended December 31, 2017, reflecting primarily higher shipments and revenue per ton driven by higher metal prices. P&ARP shipments were up 31 kt, reflecting a 38 kt, or 24%, increase in Automotive rolled products shipments offsetting lower shipments in Packaging rolled products. Revenue per ton increased by 6% to €2,944 per ton in the year ended December 31, 2018 from €2,789 per ton in the year ended December 31, 2017, primarily as a result of higher metal prices.
A&T. Revenue at our A&T segment increased by €73 million, or 5% to €1,462 million in the year ended December 31, 2019 from €1,389 million in the year ended December 31, 2018, reflecting higher revenue per ton driven by improved price and a better mix despite lower metal prices. A&T shipments decreased by 2% or 4kt, reflecting a 9kt increase in Aerospace rolled products shipments offset by a 13kt decrease in Transportation, industry and other rolled products shipments. Revenue per ton increased by 7% to €6,041 per ton in the year ended December 31, 2019 from €5,646 per ton in the year ended December 31, 2018, primarily reflecting better Aerospace rolled products mix, and higher prices on Transportation, industry and other rolled products despite lower metal prices.
Revenue at our A&T segment increased by €54 million, or 4% to €1,389 million in the year ended December 31, 2018 from €1,335 million in the year ended December 31, 2017, reflecting increasing shipments and higher revenue per ton driven by higher metal prices. A&T shipments increased by 3% or 8kt, reflecting a 5kt increase in Aerospace rolled products shipments and a 3kt increase in shipments in Transportation, industry and other rolled products. Revenue per ton increased by 1% to €5,646 per ton in the year ended December 31, 2018 from €5,618 per ton in the year ended December 31, 2017, primarily reflecting higher metal prices partially offset by foreign exchange translation.
AS&I. Revenue in our AS&I segment increased by 5%, or €61 million, to €1,351 million for the year ended December 31, 2019, from €1,290 million for the year ended December 31, 2018, reflecting higher revenue per ton driven by improved price and a better mix partially offset by lower metal prices. AS&I shipments were stable with a 1kt increase, reflecting a 8% or 9kt increase in Automotive extruded products shipments partially offset by a 6% or 8kt decrease in Other extruded products shipments. Revenue per ton increased by 4% to €5,404 per ton in the year ended December 31, 2019 from €5,181 per ton in the year ended December 31, 2018, reflecting improved Automotive extruded product mix.

Revenue in our AS&I segment increased by 15%, or €167 million, to €1,290 million for the year ended December 31, 2018, from €1,123 million for the year ended December 31, 2017, reflecting higher shipments and higher revenue per ton driven by improved price and mix. AS&I shipments increased 6%, or 13kt, reflecting a 5% or 5kt increase in Automotive extruded products shipments and a 7% or 8kt increase in Other extruded products shipments. Revenue per ton increased by 9% to €5,181 per ton in the year ended December 31, 2018 from €4,756 per ton in the year ended December 31, 2017, reflecting higher metal prices, and improved product mix.
Holdings and Corporate. Revenue in the Holdings and Corporate segment for the year ended 2018 was primarily related to metal sales that were incidental to our core business.
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
Adjusted EBITDA has limitations as an analytical tool. It is not a measure defined by IFRS and therefore does not purport to be an alternative to operating profit or net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider Adjusted EBITDA in isolation from, or as a substitute analysis for, our results prepared in accordance with IFRS.
The following table shows Constellium’s consolidated Adjusted EBITDA for the years ended December 31, 2019, 2018 and 2017:

	For the year ended December 31,
	2019		2018		2017
	(millions of € and as a % of revenue)
P&ARP	273	9%	243	8%	204	7%
A&T	204	14%	152	11%	146	11%
AS&I	106	8%	125	10%	120	11%
Holdings and Corporate	(21)	n.m.	(22)	n.m.	(22)	n.m.
Total Adjusted EBITDA	562	10%	498	9%	448	8%
n.m. not meaningful
Total Adjusted EBITDA for the year ended December 31, 2019 was €562 million, which represented a €64 million, or 13% increase compared to €498 million of total Adjusted EBITDA for the year ended December 31, 2018. This increase mainly reflected improved results in the Aerospace and Transportation and the Packaging and Automotive Rolled Products segments, a €22 million accounting impact from the implementation of IFRS16, partially offset by a €15 million impact from the consolidation of Bowling Green and weaker results in the Automotive Structures and Industry segment.

Total Adjusted EBITDA for the year ended December 31, 2018 was €498 million, which represented a €50 million, or 11% increase compared to €448 million of total Adjusted EBITDA for the year ended December 31, 2017. This increase mainly reflected improved results in each of our three business segments.
The following table presents the primary drivers for changes in Adjusted EBITDA from the year ended December 31, 2018 to the year ended December 31, 2019 for each one of our three segments:

	P&ARP	A&T	AS&I
	(millions of €)
Adjusted EBITDA for the year ended December 31, 2018	243	152	125
Volume	27	(5)	24
Price and product mix	(10)	65	(1)
Costs	21	(14)	(51)
Consolidation of Bowling Green	(15)	—	—
Impact of IFRS 16 adoption	6	2	12
Foreign exchange and other	1	4	(3)
Adjusted EBITDA for the year ended December 31, 2019	273	204	106
P&ARP. Adjusted EBITDA at our P&ARP segment was €273 million for the year ended December 31, 2019, a 12% increase from €243 million in the year ended December 31, 2018 reflecting primarily higher volumes, favorable metal costs partially offset by weaker price and mix, incremental costs from maintenance and the ramp up of our automotive programs and the consolidation of Bowling Green. Adjusted EBITDA per metric ton for the year ended December 31, 2019 was 6% higher at €249 for the year ended December 31, 2019 compared to €234 for the year ended December 31, 2018.
A&T. Adjusted EBITDA was €204 million for the year ended December 31, 2019, an increase of 34% from the year ended December 31, 2018, primarily reflecting better price and mix, partially offset by higher costs. Adjusted EBITDA per metric ton increased 36% to €843 from €619 in the year ended December 31, 2018.
AS&I. Adjusted EBITDA was €106 million for the year ended December 31, 2019, a 15% decrease from the prior year, reflecting higher costs largely related to our footprint expansion and operational challenges on some of our newer automotive programs despite strong automotive shipments. Adjusted EBITDA per ton decreased 16% to €423 per ton in the year ended December 31, 2019 as compared to the prior year.
The following table presents the primary drivers for changes in Adjusted EBITDA from the year ended December 31, 2017 to the year ended December 31, 2018 for each one of our three segments:

	P&ARP	A&T	AS&I
	(millions of €)
Adjusted EBITDA for the year ended December 31, 2017	204	146	120
Volume	14	14	14
Price and product mix	17	(2)	11
Costs	7	(3)	(21)
Foreign exchange and other	1	(3)	1
Adjusted EBITDA for the year ended December 31, 2018	243	152	125
P&ARP. Adjusted EBITDA at our P&ARP segment was €243 million for the year ended December 31, 2018, a 19% increase from €204 million in the year ended December 31, 2017 reflecting primarily higher volumes and better price and mix, favorable metal costs partially offset by incremental costs from maintenance and by the ramp up of our automotive programs. Adjusted EBITDA per metric ton for the year ended December 31, 2018 was 16% higher at €234 for the year ended December 31, 2018 compared to €202 for the year ended December 31, 2017.

A&T. Adjusted EBITDA was €152 million for the year ended December 31, 2018, an increase of 4% from the year ended December 31, 2017 primarily reflecting higher shipments and strong management of operating costs, partially offset by weaker price and mix. Adjusted EBITDA per metric ton increased 1% to €619 from €614 in the year ended December 31, 2017.
AS&I. Adjusted EBITDA was €125 million for the year ended December 31, 2018, a 4% increase from the prior year, reflecting higher volumes and improved price and mix, partially offset by higher costs largely related to maintenance, new product launches and our footprint expansion. Adjusted EBITDA per ton decreased 2% to €502 per ton in the year ended December 31, 2018 as compared to the prior year.
Holdings and Corporate. Our Holdings and Corporate segment generated Adjusted EBITDA losses of €21 million, €22 million and €22 million in the years ended December 31, 2019, 2018 and 2017, respectively.
The following table reconciles our net income / (loss) for each of the three years in the period ending December 31, 2019, 2018 and 2017 to our Adjusted EBITDA for the years presented:

	For the year ended December 31,
	2019	2018	2017
(€ in millions)
Net income / (loss)	64	190	(31)
Net income from discontinued operations	—	—	—
Income tax expense	18	32	80
Finance costs, net	175	149	260
Share of loss of joint ventures	(2)	33	29
Depreciation and amortization	256	197	171
Restructuring costs	4	1	4
Unrealized losses / (gains) on derivatives	(33)	84	(57)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	—	—	4
Gains on pension plan amendments(a)	(1)	(36)	(20)
Share-based compensation	16	12	8
Metal price lag(b)	46	—	(22)
Start-up and development costs(c)	11	21	17
Manufacturing system and process transformation costs	—	—	2
(Gains) / Losses on disposals (d)	3	(186)	3
Bowling Green one-time costs related to the acquisition(e)	5	—	—
Other(f)	—	1	—
Adjusted EBITDA	562	498	448
__________________

(a)
For the year ended December 31, 2018, the Company amended one of its OPEB plans in the U.S., which resulted in a €36 million gain. For the year ended December 31, 2017, amendments to certain Swiss pension plans, U.S. pension plans and OPEB resulted in a €20 million net gain.

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

(c)
For the years ended December 31, 2019, 2018 and 2017, start-up and development costs include €11 million, €21 million and €16 million, respectively, related to new projects in our AS&I operating segment.

(d)
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

(e)	For the year ended December 2019, Bowling Green one-time costs related to the acquisition include the non-cash reversal of the inventory step-up.

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

•
Our level of indebtedness could limit cash flow available for our operations and capital expenditures and could adversely affect our net income, our ability to service our debt or obtain additional financing, and our business relationships;

•
Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments;

•	Our cash flows and liquidity could be adversely affected as a result of the maturity mismatch between certain of our derivative instruments and the underlying exposure.
It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we generally enter into combinations of forward contracts with financial institutions, selling forward U.S. dollars against Euros. In addition, as discussed in “Item 4. Information on the Company—B. Business Overview—Managing our Metal Price Exposure,” when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S. dollar appreciates versus the Euro or the LME price for aluminium falls, the derivative contracts related to transactional hedging entered into with financial institution counterparties will have a negative mark-to-market. We borrow in a combination of Euros and U.S. Dollars. When the external currency mix of our debt does not match exactly the mix of our assets, we use a combination of cross-currency interest rate swaps and cross-currency swaps to balance the risk. We have bought forward significant U.S. Dollars versus the Euro for this purpose. As the U.S. Dollar depreciates against the Euro, the derivative contracts entered into with financial institutions will have a negative mark-to-market.
Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Company from the potential margin calls for significant market movements, we maintain additional cash or availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor potential margin requirements on a daily basis for adverse movements in the U.S. dollar versus the Euro and in aluminium prices. No margin calls were posted at December 31, 2019. A €5 million margin call was posted at December 31, 2018.

At December 31, 2019, we had €516 million of total liquidity, comprised of €184 million in cash and cash equivalents, €199 million of undrawn credit facilities under our Pan-U.S. ABL Facility, €82 million of undrawn credit facilities under our French Inventory Facility, €38 million available under our factoring arrangements, and €13 million under other credit facilities of which €7 million credit facility was with Bpifrance Financement, a related party.
Cash Flows
The following table summarizes our operating, investing and financing activities for the years ended December 31, 2019, 2018 and 2017:

	For the year ended December 31,
	2019	2018	2017
	(€ in millions)
Net Cash Flows from / (used) in:
Operating activities	447	66	160
Investing activities	(353)	(91)	(292)
Financing activities	(76)	(82)	61
Net increase / (decrease) in cash and cash equivalents, excluding the effect of exchange rate changes	18	(107)	(71)
Net cash Flows from Operating Activities
Net cash flows from operating activities in the year ended December 31, 2019 increased by €381 million to €447 million, from €66 million in the year ended December 31, 2018. This increase in operating cash flows reflects a €378 million increase in cash flows from changes in working capital and stable cash flows from operating activities before working capital changes. Factored receivables under non-recourse arrangements increased by €17 million in the year ended December 31, 2019.
Net cash flows from operating activities in the year ended December 31, 2018 decreased by €94 million to €66 million, from €160 million in the year ended December 31, 2017. This decrease in operating cash flows is attributable to a €161 million increase in cash flows used in working capital partially offset by a €67 million increase in cash flows from operating activities before working capital changes. Factored receivables under non-recourse arrangements decreased by €27 million in the year ended December 31, 2018.
Net Cash Flows used in Investing Activities
Net cash flows used in investing activities in the year ended December 31, 2019 was €353 million compared to €91 million for the year ended December 31, 2018, reflecting stable capital expenditures and the impact of one-off transactions in both 2019 and 2018. Capital expenditures were €271 million for the year ended December 31, 2019 compared to €277 million for the year ended December 31, 2018 and related primarily to recurring investment in our manufacturing facilities and our growth projects. In 2019, net cash flows used in investing activities include the acquisition of Bowling Green for a cash consideration of €83 million. In 2018, net cash flows used in investing activities include net proceeds from the sale of our assets in Sierre for €198 million. In addition, cash flows used in investing activities in the year ended December 31, 2018 also included €24 million of equity contributions and loans to joint ventures, related to our 51% share in Bowling Green prior to our acquisition of our partner's 49% stake in January 2019.
Net cash flows used in investing activities in the year ended December 31, 2018 decreased by €201 million to €91 million from €292 million for the year ended December 31, 2017, mainly driven by the proceeds from the sale of our assets in Sierre in July 2018. Capital expenditures of €277 million for the year ended December 31, 2018 were stable from €276 million for the year ended December 31, 2017 and related primarily to recurring investment in our manufacturing facilities and our growth projects. Net cash flows used in investing activities in the year ended December 31, 2018 also included €24 million of equity contributions and loans to joint ventures, related to Constellium – UACJ ABS LLC, our joint venture with UACJ.
Net cash flows used in investing activities in the year ended December 31, 2017 decreased by €73 million to €292 million from €365 million for the year ended December 31, 2016, mainly driven by lower capital expenditures. Capital expenditures of €276 million for the year ended December 31, 2017 decreased by €79 million from €355 million for the year ended December 31, 2016 and related primarily to recurring investment in our manufacturing facilities and our growth projects.

Net cash flows used in investing activities in the year ended December 31, 2017 also included €41 million of equity contributions and loans to joint ventures, related to Constellium – UACJ ABS LLC, our joint venture with UACJ.
For further details on capital expenditures projects, see the “—Historical Capital Expenditures” section below.
Net Cash flows used in Financing Activities
Net cash flows used in financing activities were €76 million for the year ended December 31, 2019, compared to cash outflows of €82 million for the year ended December 31, 2018.
In 2019, net cash flows used in financing activities primarily reflect proceeds from revolving credit facilities and other loans for €109 million, offset by the €100 million partial redemption of the €300 million 4.625% Senior Note due 2021 in August 2019 and the €54 million lease repayment upon the acquisition of Bowling Green. In 2018, net cash used in financing activities reflected €68 million in repayments made on the Pan-US ABL Facility and other loans.
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
Net cash flows from financing activities in the year ended December 31, 2017 reflect i) €610 million of net proceeds from the issuance, in February 2017, of our $650 million 6.625% Senior Notes due 2025, ii) €830 million of net proceeds from the issuance, in November 2017, of our $500 million 5.875% Senior Notes due 2026 and our €400 million 4,250% Senior Notes due 2026 and iv) €259 of net proceeds from the issuance of shares in November 2017. The net proceeds received from these transactions were partially offset by i) a €610 million outflow from the redemption in February 2017 of the $650 million 8.750% Wise Senior Secured Notes due 2018, ii) a €949 million outflow from the redemption, in November 2017, of the $425 million 7.875% Senior Secured Notes due 2021, the $400 million 8.000% Senior Notes due 2023 and the €240 million 7.000% Senior Notes due 2023 and iii) deferred financing costs and exit fees relating to these transactions for an amount of €118 million.
Historical Capital Expenditures
The following table provides a breakdown of the historical capital expenditures by segment for the periods indicated:

	For the year ended December 31,
	2019	2018	2017
	(€ in millions)
P&ARP	96	97	115
A&T	72	70	73
AS&I	97	105	83
Holdings and Corporate	6	5	5
Total capital expenditures	271	277	276
Our capital expenditures for the year ended December 31, 2019 related primarily to asset-sustaining investments and selective growth projects, across all segments.
The main projects undertaken during the year ended December 31, 2019 were to support our growth and reliability initiatives and included our auto body sheet investments in Europe and in the U.S., within the P&ARP segment, automotive structures and industry investments in our AS&I segment and manufacturing efficiency investments in our A&T segment.
As of December 31, 2019, we had €203 million of construction in progress which primarily related to our continued maintenance, modernization and expansion projects at our Neuf Brisach, Děčín, Ravenswood, Levice, Issoire, Singen and Muscle Shoals facilities.

As of December 31, 2018, we had €194 million of construction in progress which primarily related to our continued maintenance, modernization and expansion projects at our Děčín, Muscle Shoals, Neuf Brisach, Ravenswood, Issoire, Singen and Van Buren facilities.
As of December 31, 2017, we had €198 million of construction in progress which primarily related to our continued maintenance, modernization and expansion projects at our Muscle Shoals, Ravenswood, Neuf Brisach, Singen, Van Buren, Děčín, and Issoire facilities.
Our capital expenditures are expected to total approximately €1,300 million in the years ended December 31, 2020 to 2024, in the aggregate. We currently expect all of our capital expenditures to be financed with cash on hand and external financing.
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
We were in compliance with our covenants at and for the years ended December 31, 2019 and 2018.
See “Item 10. Additional Information—C. Material Contracts” for a description of our significant financing arrangements.
Off-Balance Sheet Arrangements
As of December 31, 2019, except as otherwise disclosed in our consolidated financial statements, we have no significant off-balance sheet arrangements.

Contractual Obligations
The following table summarizes our estimated material contractual cash obligations and other commercial commitments at December 31, 2019:

		Cash payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(€ in millions)
Borrowings(1)	2,166	139	221	368	1,438
Interest(2)	601	112	209	195	85
Derivatives relating to currencies and metal	56	31	24	1	—
Capital expenditures	71	62	9	—	—
Leases	241	40	58	55	88
Operating lease obligations(3)	16	5	7	3	1
Total(4)	3,151	389	528	622	1,612
__________________

(1)	Borrowings include our Pan-U.S. ABL Facility which is considered short-term in nature and is included in the category “Less than 1 year.”

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

(3)	Operating leases relate to buildings, machinery and equipment leased under short term leases or low-value asset leases.

(4)	Estimating when pension and other post-employment obligations will require settlement is not practicable and therefore these have not been included in the Contractual Obligations table above.
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
For the year ended December 31, 2019, the total expense recognized in the income statement in relation to all our pension and post-retirement benefits was €43 million (compared to €5 million for the year ended December 31, 2018). In 2018, we amended one of our OPEB plans in the U.S. which resulted in the recognition of a €36 million gain. At December 31, 2019, the fair value of the plans assets was €445 million (compared to €380 million as of December 31, 2018). At December 31, 2019, the present value of our obligations amounted to €1,115 million (compared to €990 million as of December 31, 2018), resulting in an aggregate plan deficit of €670 million and €610 million as of December 31, 2019 and 2018, respectively.
Our estimated funding for our funded pension plans and other post-retirement benefit plans is based on actuarial estimates using benefit assumptions for discount rates, rates of compensation increases, and health care cost trend rates. The deficit related to the funded pension plan and the present value of the unfunded obligations as of December 31, 2019 were €323 million and €347 million, respectively. The deficit related to the funded pension plan and the present value of the unfunded obligations as of December 31, 2018 were €294 million and €316 million, respectively.
Contributions to pension and other benefit plans totaled €50 million for the year ended December 31, 2019, compared to €46 million for the year ended December 31, 2018.
Contributions to our multi-employer plans amounted to approximately €2 million and €2 million for the years ended December 31, 2019 and 2018, respectively.
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
According to the Articles of Association, our Board of Directors is composed of natural or legal persons between 3 and 18 in number, appointed by the general meeting.
The following table provides information regarding the members of our board of directors as of the date of this Annual Report (ages are given as of December 31, 2019). One of our non-executive directors, Phillippe Guillemot, resigned as a Director of the Company, effective December 13, 2019. The business address of each of our directors listed below is c/o Constellium, Washington Plaza, 40-44 rue Washington, 75008 Paris, France.

Name	Age	Position	Date of Appointment	Current Term
Richard B. Evans	72	Chairman	January 5, 2011	2019-2022
Guy Maugis	66	Director	January 5, 2011	2019-2020
Philippe Guillemot	60	Director	May 21, 2013	2019-2020
Werner P. Paschke	69	Director	May 21, 2013	2019-2021
Michiel Brandjes	65	Director	June 11, 2014	2019-2021
Peter F. Hartman	70	Director	June 11, 2014	2019-2020
John Ormerod	70	Director	June 11, 2014	2019-2021
Lori A. Walker	62	Director	June 11, 2014	2019-2022
Martha Brooks	60	Director	June 15, 2016	2019-2022
Jean-Marc Germain	53	Director and CEO	June 15, 2016	2017-2020
Stéphanie Frachet	42	Director	May 24, 2018	2019-2022
Pursuant to a shareholders agreement between the Company and Bpifrance Participations (f/k/a Fonds Stratégique d'Investissement) ("Bpifrance"), in 2018, Ms. Frachet was designated by Bpifrance as a nominee to serve as a director of the Company, subject to shareholder approval.

Richard B. Evans. Mr. Evans has served as a director since January 2011 and as our Chairman of the Board of Directors since December 2012. Mr. Evans is currently an independent director of CGI, an IT consulting and outsourcing company. In 2016, Mr. Evans resigned as a non-executive Director of Noranda Aluminum Holding Corporation following its successful liquidation through the Chapter 11 bankruptcy process. He retired in May 2013 as non-executive Chairman of Resolute Forest Products, a Forest Products company based in Montreal. He retired in April 2009 as an executive director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd., and as Chief Executive Officer of Rio Tinto Alcan Inc., a wholly owned subsidiary of Rio Tinto. Previously, Mr. Evans was President and Chief Executive Officer of Montreal based Alcan Inc. from March 2006 to October 2007, and led the negotiation of the acquisition of Alcan by Rio Tinto in October 2007. He was Alcan’s Executive Vice President and Chief Operating Officer from September 2005 to March 2006. Prior to joining Alcan in 1997, he held various senior management positions with Kaiser Aluminum and Chemical Company during his 27 years with that company. Mr. Evans is a past Chairman of the International Aluminum Institute (IAI) and is a past Chairman of the Washington, DC-based U.S. Aluminum Association. He previously served as Co-Chairman of the Environmental and Climate Change Committee of the Canadian Council of Chief Executives and as a member of the Board of USCAP, a Washington, DC-based coalition concerned with climate change.
Guy Maugis. Mr. Maugis has served as a non-executive director since 2011. Mr. Maugis served as advisor of the Board of Robert Bosch GmbH from 2016 to 2018, after being President of Robert Bosch France SAS for 12 years. The French subsidiary covers all the activities of the Bosch Group, a leader in the domains of Automotive Equipments, Industrial Techniques and Consumer Goods and Building Techniques. He is also President of the French-German Chamber of Commerce and Industry. Mr. Maugis serves as a senior advisor to Alixio, IAC Partners and Progress Search, and is a member of the European Advisory Board of KPS Capital Partners. Mr. Maugis worked for several years at the Equipment Ministry. At Pechiney, he managed the flat rolled products factory of Rhenalu Neuf-Brisach. At PPG Industries, he became President of the European Flat Glass activities. With the purchase of PPG Glass Europe by ASAHI Glass, Mr. Maugis assumed the function of Vice-President in charge of the business development and European activities of the automotive branch of the Japanese group. Mr. Maugis is a graduate of Ecole Polytechnique, Engineer of “Corps des Ponts et Chaussées.”
Philippe Guillemot. Mr. Guillemot served as a non-executive director from May 2013 through December 13, 2019. Mr. Guillemot serves since December 2017 as CEO of Elior Group, a concession and contract catering leader. Since July 2017, Mr. Guillemot serves as a Director of the Sonoco Board and as a member of its Audit Committee. He has nearly thirty-five years of experience in Automotive, Energy and the Telecom industry, where he held CEO and COO positions leading many successful transformations. Mr. Guillemot served as Chief Operating Officer of Alcatel-Lucent until a successful turnaround led to Nokia’s full acquisition at the end of 2016. From April 2010 to February 2012, he served as Chief Executive Officer of Europcar Group. From 2010 to 2012, Mr. Guillemot served as a director and audit committee member of Visteon Corp. Mr. Guillemot also served as Chairman and CEO of Areva T&D from 2004 to 2010, and as division Vice President at Valeo and then Faurecia from 1998 to 2003. Mr. Guillemot began his career at Michelin, where he held various positions in quality and production at sites in Canada, France and Italy. He was a member of Booz Allen Hamilton’s Automotive Practice from 1991 to 1993 before returning to Michelin to serve as an operations manager, director of Michelin Group’s restructuring in 1995-1996, Group Quality Executive Vice-President, Chief Information Officer and member of the Group Executive Committee. Mr. Guillemot received his undergraduate degree in 1982 from Ecole des Mines in Nancy and received his MBA from Harvard Business School in Cambridge, MA in 1991.
Werner P. Paschke. Mr. Paschke has served as a non-executive director since May 2013. From 2008 until April 2017, he served as an independent director of Braas Monier Building Group, Luxembourg, where he chaired the Audit Committee. In previous years, he served on the Supervisory Boards of Conergy Aktiengesellschaft, Hamburg, Coperion GmbH, Stuttgart and several smaller companies. From 2003 to 2006, he was Managing Director and Chief Financial Officer of Demag Holding in Luxembourg, where he enhanced the value of seven former Siemens and Mannesmann units. From 1992 to 2003, he worked for Continental Aktiengesellschaft in Hannover/Germany, and since 1993 as Generalbevollmächtigter responsible for corporate controlling plus later, accounting. From 1989 to 1992, he served as Chief Financial Officer for General Tire Inc., in Akron/Ohio, USA. From 1973 to 1987, he held different positions at Continental AG in finance, distribution, marketing and controlling. Mr. Paschke is an Advisory Board Member for Weber Automotive GmbH. Mr. Paschke studied economics at Universities Hannover, Hamburg and Münster/Westphalia, where he graduated as Diplomkaufmann in 1973. He is a 1993 graduate of the International Senior Management Program at Harvard Business School.
Michiel Brandjes. Mr. Brandjes has served as a non-executive director since June 2014. He served as Company Secretary and General Counsel Corporate of Royal Dutch Shell plc from 2005 to 2017. Mr. Brandjes formerly served as Company Secretary and General Counsel Corporate of Royal Dutch Petroleum Company. He served for 25 years on numerous legal and non-legal jobs in the Shell Group within the Netherlands and abroad, including as head of the legal department in Singapore and as head of the legal department for North East Asia based in Beijing and Hong Kong. Before he joined Shell, Mr. Brandjes worked at a law firm in Chicago. Mr. Brandjes serves in a number of advisory and director positions of charitable foundations.

He has published a number of articles on legal and business topics, is a regular speaker on corporate legal and governance topics. Mr. Brandjes graduated from law school at the University of Rotterdam and at Berkeley, California.
Peter F. Hartman. Mr. Hartman has served as a non-executive director since June 2014. He served as Vice Chairman of Air France KLM from July 2013 until May 2017. Mr. Hartman has been a member of the Supervisory Board of Royal KPN N.V. since April 2015 and is currently chair of the Remuneration Committee and a member of the Nominating & Corporate Governance Committee. Previously, Mr. Hartman served as President and CEO of KLM Royal Dutch Airlines from 2007 to 2013, and as member of the supervisory boards of Kenya Airways from 2004 to 2013, Stork B.V. from 2008 to 2013, CAI Compagnia Aerea Italiana S.p.A. from 2009 to January 2014, Delta Lloyd Group N.V. from 2010 to May 2014 and Royal Ten Cate N.V. from July 2013 to February 2016. He served as Vice Chairman of Air France KLM from July 2013 until May 2017. Mr. Hartman served as member of the supervisory board of Air France KLM S.A. from 2010, and as member of the audit committee from July 2016, until May 2017. Mr. Hartman serves as Chairman of the Supervisory Boards of Fokker Technologies Group B.V and of Texel Airport N.V. and is a member of the Advisory Board of Aviation Glass & Technology. Mr. Hartman received a Bachelor’s degree in Mechanical Engineering from HTS Amsterdam, Amsterdam and a Master’s degree in Business Economics from Erasmus University, Rotterdam.
John Ormerod. Mr. Ormerod has served as a non-executive director since June 2014. Mr. Ormerod is a chartered accountant and worked for over 30 years in public accounting firms. He served for 32 years at Arthur Andersen, serving in various client service and management positions, with last positions held from 2001 to 2002 serving as Regional Managing Partner UK and Ireland, and Managing Partner (UK). From 2002 to 2004, he was Practice Senior Partner for London at Deloitte (UK) and was member of the UK executives and Board. Until May 2018, Mr. Ormerod served in the following director positions: since 2006, as a non-executive director, member of the audit committee (of which he also served as its Chairman until September 2017), and as member of the compensation committee of Gemalto N.V.; since 2008, as non-executive director of ITV plc, and as member of the remuneration and nominations committees, and as Chairman of the audit committee since 2010. Until December 31, 2015, Mr. Ormerod served as a non-executive director of Tribal Group plc., as member of the audit, remuneration and nominations committees and as Chairman of the board. Mr. Ormerod served as non-executive director and Chairman of the audit committee of Computacenter plc., and as member of the remuneration and nominations committees until April 1, 2015. Mr. Ormerod also served as a senior independent director of Misys plc. from 2006 to 2012, and as Chairman of the audit committee from 2005 to 2012. Mr. Ormerod is Chairman of Bloodwise, a UK charity. Mr. Ormerod is a graduate of Oxford University.
Lori A. Walker. Ms. Walker has served as a non-executive director since June 2014. Ms. Walker previously served as Chief Financial Officer and Senior Vice President of The Valspar Corporation from 2008 to 2013, where she led the Finance, IT and Communications teams. Prior to that position, Ms. Walker served as Valspar’s Vice President, Controller and Treasurer from 2004 to 2008, and as Vice President and Controller from 2001 to 2004. Prior to joining Valspar, Ms. Walker held a number of roles with progressively increasing responsibility at Honeywell Inc. during a 20-year tenure, with her last position there serving as director of Global Financial Risk Management. Ms. Walker currently serves as the audit committee chair of Southwire and Compass Minerals. Ms. Walker is also a member of the compensation committee of Compass Minerals. Ms. Walker holds a Bachelor of Science of Finance from Arizona State University and attended the Executive Institute Program and the Director’s College at Stanford University.
Martha Brooks. Ms. Brooks has served as a non-executive director since June 2016. Ms. Brooks was until her retirement in May 2009, President and Chief Operating Officer of Novelis, Inc, where she held senior positions since 2005. From 2002 to 2005, she served as Corporate Senior Vice President and President and Chief Executive Officer of Alcan Rolled Products, Americas and Asia. Before she joined Alcan, Ms. Brooks served 16 years with Cummins, the global leader in diesel engine and power generation from 1986 to 2002, ultimately running the truck and bus engine business. She is currently a director at Bombardier Inc., where she serves as co-chair of the Finance and Risk Committee and as a member of the Audit Committee; and a director at Jabil Circuit Inc., where she serves as a member of the Compensation Committee, and the Nominating and Governance Committee. She has previously served as a director of Harley Davidson and International Paper. Ms. Brooks holds a BA in Economics and Political Science and a Master’s in Public and Private Management from Yale University.
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

Stéphanie Frachet. Ms. Frachet has served as a non-executive director since May 2018. Ms. Frachet is currently Managing Director and member of the Bpifrance Capital Development Executive Committee at Bpifrance Investissement that she joined in 2009. Ms. Frachet is also, as permanent representative of Bpifrance, a director of Eutelsat Communications, Valeo, and Sulo, and a director of Sabena Technics, as well as an observer on the Board of Paprec. Until recently, she was also an observer on the Board of Horizon Parent Holdings Sarl (from 2015 to 2017). Previously, Ms. Frachet served for Bpifrance as a member of the Board of Carso (from 2013 to 2016), Cylande (from 2010 to 2017) and Sarenza (from 2014 to 2018), and as an Independent Director of Eurosic (from 2015 to 2017). From 2002 to 2009, Ms. Frachet held various positions in auditing and financial consulting on mergers & acquisitions and LBOs at Ernst &Young, Pricewaterhouse Coopers and Société Générale CIB in Paris. Ms. Frachet graduated from ESSEC Business School in Paris in 2002.
The following persons are our executive officers as of the date of this Annual Report (ages are given as of December 31, 2019). The business address of each of our officers listed below is c/o Constellium, Washington Plaza, 40-44 rue Washington, 75008 Paris, France.

Name	Age	Title
Jean-Marc Germain	53	Chief Executive Officer
Peter R. Matt	57	Executive Vice President and Chief Financial Officer
Peter Basten	44	President, Packaging and Automotive Rolled Products business unit
Ingrid Joerg	50	President, Aerospace and Transportation business unit
Paul Warton	58	President, Automotive Structures and Industry business unit
Jack Clark	60	Senior Vice President Manufacturing Excellence and Chief Technical Officer
Philip Ryan Jurkovic	48	Senior Vice President and Chief Human Resources Officer
Nicolas Brun	53	Senior Vice President, Public Affairs, Communications and Sustainability
Jeremy Leach	57	Senior Vice President and Group General Counsel
The following paragraphs set forth biographical information regarding our officers (other than Mr. Germain, whose biographical information is set forth above in the description of biographical information of our directors):
Peter R. Matt. Mr. Matt has served as our Executive Vice President and Chief Financial Officer since January 1, 2017. From November 2016 to December 2016 he served as our Chief Financial Officer Designate. Prior to joining Constellium, he spent 30 years in investment banking at First Boston/Credit Suisse where he built leading Metals and Diversified Industrials coverage practices. From 2010-2015, he was the Managing Director and Group Head at First Boston/Credit Suisse responsible for managing the firm’s Global Industrials business in the Americas. He is a graduate of Amherst College.
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
Ingrid Joerg. Ms. Joerg has served as President of our Aerospace and Transportation business unit since June 2015. Previously, Ms. Joerg served as Chief Executive Officer of Aleris Rolled Products Europe. Prior to joining Aleris, Ms. Joerg held leadership positions with Alcoa where she was President of its European and Latin American Mill Products business unit, and commercial positions with Amag Austria. Ms. Joerg joined the Board of voestalpine AG in July 2019. She received a Master’s Degree in Business Administration from the University of Linz, Austria.
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
Nicolas Brun. Mr. Brun has served as our Senior Vice President, Public Affairs, Communications and Sustainability since January 2018, and was previously Senior Vice President, Communications from September 2017 to January 2018, and Vice President, Communications from January 2011 to January 2017. He previously held the same role at Alcan Engineered Products since June 2008. From 2005 through June 2008, Mr. Brun served in the roles of Vice President, Communications for Thales Alenia Space and also as Head of Communications for Thales’ Space division. Prior to 2005, Mr. Brun held senior global communications positions as Vice President External Communications with Alcatel, Vice President Communications Framatome ANP/AREVA, and with the Carlson Wagonlit Travel Group. Mr. Brun currently serves as President of Constellium Neuf Brisach SAS since January 2015, and was appointed President of Constellium France Holdco on December 30, 2019. Mr. Brun attended University of Paris-La Sorbonne and received a degree in economics. He has a master’s degree in corporate communications from Ecole Française des Attachés de Presse and a certificate in marketing management for distribution networks from the Ecole Supérieure de Commerce in Paris.
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
Non-Executive Director Compensation
In 2019, the compensation structure for our non-executive directors was revised. Prior to the annual general meeting on June 27, 2019, the compensation structure as in the past was applied. As of June 27, 2019, a new compensation structure is in place.
Compensation prior to June 27, 2019
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
On April 1, 2019, our non-executive directors received a grant of Restricted Stock Units (an “RSU”) having a grant date fair value equal to $50,000 for the Chairman of the Board and $40,000 for each other non-executive director.

Fifty percent (50%) of the RSUs (“April Tranche I”) granted on April 1, 2019 will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.
Fifty percent (50%) of the RSUs (“April Tranche II”) granted on April 1, 2019 will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.
Compensation as of June 27, 2019
The changes made to the non-executive director compensation structure are that (i) meeting attendance fees are no longer paid to our non-executive directors, (ii) Committee membership fees were implemented, (iii) Committee Chair fees follow a formulaic approach (of 2X the Committee membership fee), and (iv) annual equity-based compensation was increased. These changes were made after an external independent compensation consultant reviewed the design and competitiveness of our non-executive compensation. The overall conclusion was that the level of non-executive compensation was below market and the recommendation was to redesign the compensation structure in a way that (i) simplified the cash fees, while keeping them the same or lower for each of the non-executive directors, and (ii) increased the annual equity grant to be more competitive with the market. For these reasons, the Human Resources and Remuneration Committee suggested to the Board of Directors a change in the compensation for the non-executive directors. It was then approved during the annual general meeting of shareholders on June 27, 2019. The new structure is outlined as follows:
Annual Retainer
- an annual fee of €65,000 for the Chairman of the Board and €70,000 for each other non-executive director
- an additional annual fee of €65,000 for the Chairman of the Board
Audit Committee
- an annual fee of €12,000 for members of the Audit Committee
- an additional annual fee of €12,000 for the Chair of the Audit Committee
Human Resources and Remuneration Committee
- an annual fee of €8,000 for members of the Human Resources and Remuneration Committee
- an additional annual fee of €8,000 for the Chair of the Human Resources and Remuneration Committee
Nomination and Governance Committee
- an annual fee of €6,000 for members of the Nominating and Governance Committee
- an additional annual fee of €6,000 for the Chair of the Nominating and Governance Committee
Environment, Health and Safety Committee
- an annual fee of €4,000 for members of the Environment, Health and Safety Committee
- an additional annual fee of €4,000 for the Chair of the Environment, Health and Safety Committee
Annual RSU Equity Grants
- annual RSU equity grants of $95,000 for the Chairman of the Board
- annual RSU equity grants of $75,000 for our other non-executive directors
As described below under “Constellium SE 2013 Equity Incentive Plan” section, any equity grants made following the Transfer to non-executive directors will be cash-settled. Following the Transfer, grants to the Chairman of the Board of Directors may be settled in cash or in shares.
In order to reflect the value of the new RSU equity grants, a catch-up grant was made. Therefore, on August 14, 2019, our non-executive directors received a grant of RSUs having a grant date fair value equal to $45,000 for the Chairman of the Board and $35,000 for each other non-executive director.
Fifty percent (50%) of the RSUs (“August Tranche I”) granted on August 14, 2019 will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.
Fifty percent (50%) of the RSUs (“August Tranche II”) granted on August 14, 2019 will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

The non-executive directors of the Board have not entered into any service contracts with the Company that provide either for benefits upon termination of employment or pension-related benefits.
The following table sets forth the remuneration due in respect of our 2019 fiscal year to our non-executive directors:

Name	Annual Director Fees	Attendance/Membership Fees	Equity Award April 1, 2019(1)	Equity Award August 14, 2019(2)	Total
Richard B. Evans	€96,500	€56,500	€44,505	€40,100	€237,605
Guy Maugis	€69,000	€20,000	€35,604	€31,189	€155,793
Philippe Guillemot(3)	€65,000	€9,000	€35,604	€31,189	€140,793
Michiel Brandjes	€65,000	€14,000	€35,604	€31,189	€145,793
Werner P. Paschke	€72,500	€18,000	€35,604	€31,189	€157,293
Peter F. Hartman	€69,000	€16,000	€35,604	€31,189	€151,793
John Ormerod	€65,000	€25,000	€35,604	€31,189	€156,793
Lori A. Walker	€65,000	€29,000	€35,604	€31,189	€160,793
Martha Brooks	€65,000	€30,000	€35,604	€31,189	€161,793
Stéphanie Frachet(4)	€—	€—	€—	€—	€—
Total	€632,000	€217,500	€329,337	€289,612	€1,468,449
__________________

(1)
The amount reported in this column represents the grant date fair value of RSU awards granted on April 1, 2019, computed in accordance with IFRS 2. On April 1, 2019, Mr. Evans was granted 6,266 RSUs and each of the other non-executive directors, except for Ms. Frachet, was granted 5,013 RSUs. 50% of the RSUs (“April Tranche I”) granted on April 1, 2019 will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service. 50% of the RSUs (“April Tranche II”) granted on April 1, 2019 will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service. Amounts have been converted to Euros based on an exchange rate of 0.8901 Dollars to Euros to reflect the equivalent of $ 50,000 for the Chairman and $ 40,000 for each other non-executive director, except for Ms. Frachet. See also Note 31 of the Consolidated Financial Statements.

(2)
The amount reported in this column represents the grant date fair value of the RSU awards granted on August 14, 2019, computed in accordance with IFRS 2. Mr. Evans was granted 3,797 RSUs and each of the other non-executive directors, except for Ms. Frachet, was granted 2,954 RSUs. 50% of the RSUs (“August Tranche I”) granted on August 14, 2019 will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service. 50% of the RSUs (“August Tranche II”) granted on August 14, 2019 will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service. Amounts have been converted to Euros based on an exchange rate of 0.8911 Dollars to Euros to reflect the equivalent of $45,000 for the Chairman and $35,000 for each other non-executive director, except for Ms. Frachet. See also Note 31 of the Consolidated Financial Statements.

(3)	Mr. Guillemot resigned as a non-executive director effective December 13, 2019.

(4)	Ms. Frachet did not receive any fees for her services.
Share Ownership Guidelines for Non-Executive Directors
In 2019, we adopted Share-Ownership Guidelines (SOGs) for our non-executive directors to further encourage minimum levels of ownership and to further foster alignment between the non-executive directors and shareholder interests, which do not apply to Ms Frachet. The SOGs are as follows:

•	$500,000 Chairman of the Board

•	$250,000 Other non-executive directors

The SOGs give the non-executive directors five years from appointment to achieve guideline percentages. All of our non-executive directors met the SOGs in 2019, other than Ms Frachet.
Officer Compensation
The table below sets forth the remuneration paid during our 2019 fiscal year to certain of our executive officers. They include Jean-Marc Germain, our Chief Executive Officer, Peter Matt, our Chief Financial Officer, Paul Warton, our President Automotive Structures & Industry, Ingrid Joerg, our President Aerospace & Transportation and Peter Basten, our President Packaging & Automotive Rolled Products. The remuneration information for our executive officers other than our Chief Executive Officer Jean-Marc Germain (which include Peter Matt, Peter Basten, Ingrid Joerg and Paul Warton) is presented on an aggregate basis in the row “Other Executive Officers” in the table below.

Name	Base Salary Paid	Bonus EPA Paid	Equity Awards(1)	Pension(2)	Other Compensation(3)	Total(4)
Jean-Marc Germain	€959,288	€1,259,908	€4,095,081	€22,514	€221,436	€6,558,227
Other Executive Officers	€2,148,159	€2,033,260	€3,330,613	€196,157	€172,868	€7,881,057
__________________

(1)
The amount reported as Equity Awards represents the grant date fair value of the awards granted in 2019, computed in accordance with IFRS 2. Jean-Marc Germain was granted the following in April 2019: (a) 291,219 performance-based restricted stock units (“PSUs”) (which can become a maximum of 582,438 shares); and (b) 148,557 RSUs. Our other executive officers listed were granted, in the aggregate, 236,854 PSUs (which can become a maximum of 473,708) and 120,825 RSUs. The PSUs vest on the third anniversary of the date of grant, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0-200%. RSUs vest 100% on the third anniversary of the date of grant, subject to continued service. See hereafter “2019 Long-Term Incentive Plan” for description of market-related performance conditions. See also Note 31 of the Consolidated Financial Statements for more information.

(2)
Pension represents amounts contributed by the Company during the 2019 fiscal year to the U.S. and Swiss governments as part of the employer overall pension requirements apportioned to the base salary of these individuals.

(3)
Other compensation for Jean-Marc Germain includes car allowance, parking and premium for health, life and long-term disability insurance as well as non-qualified restoration contributions under the Constellium US Holdings I, LLC U.S. Non-qualified Deferred Compensation and Restoration Plan (new in 2019, see below). Other compensation for Ms. Joerg as well as for Messrs. Matt, Warton and Basten includes flights (including for family members), car allowance, lunch allowance, tax and medical services, relocation and premiums for life and long-term disability insurance.

(4)
The total remuneration paid to such executive officers, including Mr. Germain and Mr. Matt, during our 2019 fiscal year amounted to €7,013,590, consisting of (a) an aggregate base salary of €3,107,447, (b) aggregate short-term incentive compensation of €3,293,168, and (c) aggregate other compensation in an amount equal to €394,304. The total amount contributed to the value of the pensions for such executive officers was €218,671.

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

The SOGs give the executive officers five years from appointment to achieve guideline percentages. All of our executive officers met the SOGs in 2019.
Non-qualified Deferred Compensation and Restoration Plan
A select group of highly compensated employees of Constellium US Holdings I, LLC and certain other subsidiaries and affiliates (including Messrs. Germain and Matt) are eligible to participate in the Constellium US Holdings I, LLC U.S. Non-qualified Deferred Compensation and Restoration Plan (“DCRP”). The DCRP allows such employees to defer up to 85% of their annual Employee Performance Award. The DCRP is also a non-qualified restoration plan for employer contributions that cannot be made to our 401(k) plan due to the Code Section 401(a)(17) annual limit on compensation paid under a qualified plan. The restoration contribution equals 9% of total eligible 2019 pay (base salary plus bonus award paid in 2019) in excess of this limit. The 9% consists of the 6% employer matching contribution and the 3% non-elective retirement contribution. Restoration contributions are 100% vested.
Distributions are made as a lump sum after separation from service, unless the participant elects to receive one to 10 annual payments beginning at least one year after separation from service.
Each participant directs investment of his or her individual account under the DCRP. The Plan provides a broad range of market-based investments that may be changed daily. Benefits due under the Plan are paid from our general assets, although we also maintain a rabbi trust that may be used to pay benefits. The trust and the funds held in it are Company assets. In the event of our bankruptcy, DCRP participants would be unsecured general creditors.
2019 Employee Performance Award Plan
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
The three components of bonuses awarded under the EPA for 2019 had the following weights:

•	Financial Objectives — 70%

•	EHS Objective — 10%

•	Individual Objectives — 20%
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
The EPA 2019 was applicable to approximately 2,000 employees worldwide. For its payout in 2020, the following results were earned by our employees:

•	Financial Objectives: The payout ranged from 0% to 183%

•	EHS Objective: The payout ranged from 0% to 200%;

•	Individual Objectives: The payout ranged from 0% to 150%. The payout for Mr. Germain was 125%.

Constellium SE 2013 Equity Incentive Plan
The Company adopted the Constellium SE 2013 Equity Incentive Plan (the “Constellium 2013 Equity Plan”). The principal purposes of this plan are to focus directors, officers and other employees and consultants on business performance to help create shareholder value, to encourage innovative approaches to the business of the Company and to encourage ownership of our ordinary shares by directors, officers and other employees and consultants. It is also intended to recognize and retain our key employees and high potentials needed to sustain and ensure our future and business competitiveness.
The Constellium 2013 Equity Plan provides for a variety of awards, including “incentive stock options” (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) (“ISOs”), nonqualified stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance units, other stock-based awards or any combination of those awards. To date, we have only awarded restricted stock units and performance units under the Constellium 2013 Equity Plan.
The Constellium 2013 Equity Plan provides that awards may be made under the plan for 10 years following the Board of Directors’ approval of the Constellium 2013 Equity Plan. We have reserved a total of 14,292,291 ordinary shares (of which 7,292,291 ordinary shares were originally reserved, as well as 7,000,000 ordinary shares that were reserved, as approved in the annual general meeting of shareholders in 2018) to be awarded under the Constellium 2013 Equity Plan. The authorization to grant such shares is valid until January 24, 2022.
The number of ordinary shares authorized and available is subject to adjustment in certain circumstances to prevent dilution or enlargement.
At the Company’s shareholders meeting held on November 25, 2019, we ratified the 2018 authorization in order to make new awards under the Constellium 2013 Equity Plan following the Transfer. Awards made following such ratification and Transfer will be subject to compliance with mandatory provisions of the French Commercial Code that now apply, as further described below.
Administration
The Constellium 2013 Equity Plan is administered by our human resources and remuneration committee. The Board of Directors or the human resources and remuneration committee may delegate administration to one or more members of our Board of Directors. The human resources and remuneration committee has the power to interpret the Constellium 2013 Equity Plan and to adopt rules for the administration, interpretation and application of the Constellium 2013 Equity Plan according to its terms. The Board of Directors, acting on the recommendation of our human resources and remuneration committee determines the number of our ordinary shares that will be subject to each award granted under the Constellium 2013 Equity Plan and may take into account the recommendations of our senior management in determining the award recipients and the terms and conditions of such awards. Subject to certain exceptions as may be required pursuant to Rule 16b-3 under the Exchange Act, if applicable, our Board of Directors may, at any time and from time to time, exercise any and all rights and duties of the human resources and remuneration committee under the Constellium 2013 Equity Plan.
Following the Transfer, in accordance with the French Commercial Code:

•	the human resources and remuneration committee no longer has the power to make awards of any type;

•	the Board of Directors has exclusive power to make awards that are to be settled with shares;

•
the Board of Directors has exclusive power to make awards to the Company’s CEO and other executive corporate officers (mandataires sociaux dirigeants), if any, irrespective of the form of settlement; and

•
the Company’s senior management has exclusive power to make awards that are cash-settled (other than to the Company’s CEO and other executive corporate officers (mandataires sociaux dirigeants), if any).

Eligibility
Certain directors, officers, employees and consultants are eligible to be granted awards under the Constellium 2013 Equity Plan. Our human resources and remuneration committee makes recommendations regarding:

•	which directors, officers, employees and consultants are to be granted awards;

•	the type of award that is granted;

•	the number of our ordinary shares subject to the awards; and

•	the terms and conditions of such awards, consistent with the Constellium 2013 Equity Plan.
Following the Transfer, the power to make new grants and set their terms are as described above under “Administration.” Furthermore, in accordance with the French Commercial Code, following the Transfer, the Company is no longer permitted to grant restricted stock, and only officers (including the CEO (“Directeur Général”) and the Chairman of the Board of Directors (“Président du conseil d’administration”), in their respective capacities, and employees are eligible to receive share-settled awards in respect of grants made after the Transfer. Except for the Chairman, other non-executive members of the Board of Directors and consultants are no longer eligible to receive awards that are to be settled with shares.
Stock Options
Subject to the terms and provisions of the Constellium 2013 Equity Plan, stock options to purchase our ordinary shares may be granted to eligible individuals at any time and from time to time as determined by our human resources and remuneration committee. Stock options may be granted as ISOs, which are intended to qualify for favorable treatment to the recipient under U.S. federal tax law, or as nonqualified stock options, which do not qualify for this favorable tax treatment. Subject to the limits provided in the Constellium 2013 Equity Plan, our Board of Directors has the authority to determine the number of stock options granted to each recipient. Each stock option grant is evidenced by a stock option agreement that specifies the stock option exercise price, whether the stock options are intended to be incentive stock options or nonqualified stock options, the duration of the stock options, the number of shares to which the stock options pertain, and such additional limitations, terms and conditions as our Board of Directors may determine.
Our Board of Directors determines the exercise price for each stock option granted, except that the stock option exercise price may not be less than 100% of the fair market value of an ordinary share on the date of grant. All stock options granted under the Constellium 2013 Equity Plan expire no later than 10 years from the date of grant. Stock options are nontransferable except by will or by the laws of descent and distribution or, in the case of nonqualified stock options, as otherwise expressly permitted by our Board of Directors. The granting of a stock option does not accord the recipient the rights of a shareholder, and such rights accrue only after the exercise of a stock option and the registration of ordinary shares in the recipient’s name. Following the Transfer, stock options may only be granted if the Company’s shareholders specifically authorize the Board of Directors to make such grants. We did not request such authorization at the Company’s shareholders meeting held on November 25, 2019, but may do so at a future date.
Stock Appreciation Rights
The Company's senior management may grant SARs under the Constellium 2013 Equity Plan. SARs may be “tandem SARs,” which are granted in conjunction with a stock option, or “free-standing SARs,” which are not granted in conjunction with a stock option. A SAR entitles the holder to receive from us, upon exercise, an amount equal to the excess, if any, of the aggregate fair market value of a specified number of our ordinary shares to which such SAR pertains over the aggregate exercise price for the underlying shares. The exercise price of a free-standing SAR may not be less than 100% of the fair market value of an ordinary share on the date of grant.
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
Each SAR is evidenced by an award agreement that specifies the exercise price, the number of ordinary shares to which the SAR pertains and such additional limitations, terms and conditions as the Company's senior management may determine. We may make payment of the amount to which the participant exercising the SARs is entitled by delivering ordinary shares, cash or a combination of stock and cash as set forth in the award agreement relating to the SARs. SARs are not transferable except by will or the laws of descent and distribution or, with respect to SARs that are not granted in “tandem” with a stock option, as expressly permitted by the Company’s senior management.

Following the Transfer, the power to make new grants of free-standing SARs and set the terms of free-standing SARs are as described above under “Administration” with respect to cash-settled awards. No tandem SARs may be granted unless the shareholders specifically authorize the Board of Directors to make grants of stock options, as described above under “Stock Options”.
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
Following the Transfer, under the terms of the French commercial code, the Company is no longer permitted to grant restricted stock.
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
Following the Transfer, the Board of Directors has exclusive power to make new grants of restricted stock units and set their terms, in accordance with the French Commercial Code and as described above under “Administration” and “Eligibility” with respect to share-settled awards. Restricted Stock Units may only be granted to the extent approved by the Company’s shareholders.
Performance-Based Restricted Stock Units
The Constellium 2013 Equity Plan provides for the award of PSUs that are valued by reference to a designated amount of cash or to property other than ordinary shares. The payment of the value of a PSU is conditioned upon the achievement of performance goals set by our human resources and remuneration committee in granting the PSUs and may be paid in cash, ordinary shares, other property or a combination thereof. Any terms relating to the termination of a participant’s employment will be set forth in the applicable award agreement.
Following the Transfer, the Board of Directors has exclusive power to make new grants of PSUs and set their terms, in accordance with the French Commercial Code and as described above under “Administration” and “Eligibility” with respect to share-settled awards. Furthermore, in accordance with the French Commercial Code, only officers and employees are eligible to receive share-settled awards.
Other Stock-Based Awards
The Constellium 2013 Equity Plan provides for the award of ordinary shares and other awards that are valued by reference to our ordinary shares, including unrestricted stock, dividend equivalents and convertible debentures.
Following the Transfer, in accordance with the French Commercial Code, only officers and employees are eligible to receive share-settled awards, and the power to make new grants and set their terms are as described above under “Administration” and “Eligibility.”

Performance Goals
The Constellium 2013 Equity Plan provides that performance goals may be established by our human resources and remuneration committee in connection with the grant of any award under the Constellium 2013 Equity Plan.
Following the Transfer, the grant of the new awards is subject to the allocation of powers as described above under “Administration.”
Termination without Cause Following a Change in Control
Upon a termination of employment of a plan participant occurring upon or during the two years immediately following the date of a “change in control” (as defined in the Constellium 2013 Equity Plan) by the Company without “cause” (as defined in the Constellium 2013 Equity Plan), unless otherwise provided in the applicable award agreement, (i) all awards held by such participant will vest in full (in the case of any awards that are subject to performance goals, at target) and be free of restrictions, and (ii) any option or SAR held by the participant as of the date of the change in control that remains outstanding as of the date of such termination of employment may thereafter be exercised until (A) in the case of ISOs, the last date on which such ISOs would otherwise be exercisable or (B) in the case of nonqualified options and SARs, the later of (x) the last date on which such nonqualified option or SAR would otherwise be exercisable and (y) the earlier of (I) the second anniversary of such change in control and (II) the expiration of the term of such nonqualified option or SAR. With respect to new share-settled awards made following the Transfer, the Company’s ability to deliver shares is subject to the minimum vesting and, if applicable, holding period requirements set forth under the French Commercial Code, as described below.
Application of the French Commercial Code
Following the Transfer, the French Commercial Code applies to new share-settled grants and requires in particular that:

•	grants be made by the Board of Directors only, and only pursuant to an authorization of the shareholders which may not have a validity of more than 38 months;

•	no such shareholder authorization may exceed 10% of share capital;

•	only officers and employees are eligible to receive share-settled awards (as described above under “Eligibility”); and

•	persons holding more than 10% of the share capital prior to grant or as a result of the grant are ineligible.
There must be a minimum period between grant and delivery of two years, or one year followed by a mandatory one year holding period, subject in both cases to exceptions for death and disability. Furthermore, the total number of shares that are subject to vesting plus the total number subject to mandatory holding at any given time may not exceed 10% of share capital.
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
2019 Long-Term Incentive Plan
The 2019 Long-Term Incentive Plan (which we refer to as the “2019 LTIP”) had mainly the same plan design as the 2017 and 2018 Long-Term Incentive Plans. For our executive officers, as well as for other selected employees, awards consisted of PSUs and RSUs. These awards were granted on April 1, 2019, and are subject to a three-year cliff vesting period, subject to the participant’s continued service through the applicable vesting date, and for PSUs, certain market-related performance conditions being satisfied. For other selected employees, awards consisted of RSUs only.
With regard to PSUs, for the purposes of computing the Constellium Total Shareholder Return (the “Constellium TSR”), (i) the stock price at the beginning of the performance period is deemed to be the average closing share price for the 20 trading days preceding the grant date, and (ii) the stock price at the end of the performance period is deemed to be the average closing share price for the 20 trading days preceding the third anniversary of the grant date. Constellium measures itself against a peer group consisting of the S&P MidCap 400 Materials Index and the S&P SmallCap 600 Materials Index (the “Comparator

Group”), which represents approximately 60 constituents. The 20-day average starting point of a Constellium share for the April 1, 2019 grant date is $8.68. The level of achievement shall be determined by comparing the Constellium TSR to the average of the TSRs of the two indices indicated above as follows:

•	If the Constellium TSR is below the average of the two 25th percentile TSRs of the Comparator Group, no PSUs will vest.

•	If the Constellium TSR is at the average of the two 25th percentile TSRs of the Comparator Group, 25% of the target PSUs will vest.

•	If the Constellium TSR is at the average of the two median TSRs of the Comparator Group, 100% of the target PSUs will vest.

•
If the Constellium TSR is between the average of the two 25th percentile TSRs and the average of the two median TSRs of the Comparator Group, then the number of PSUs will be determined by linear interpolation on a straight line basis.

•	If the Constellium TSR is at or above the average of the two 75th percentile TSRs of the Comparator Group, 200% of the target PSUs will vest.

•
If the Constellium TSR is between the average of the two median TSRs and the average of the two 75th percentile TSRs of the Comparator Group, then the number of PSUs will be determined by linear interpolation on a straight line basis.

•	If the Constellium TSR is negative, the number of PSUs that vest will be capped at 100% of target.

Same as the 2018 Long-Term Incentive Plan (the “2018 LTIP”), the 2019 LTIP contains a double trigger with respect to the vesting of RSUs and PSUs upon a change in control (i.e., accelerated vesting requires two triggers: (i) change in control as well as (ii) termination of employment without cause or voluntary termination for good reason). In the event of such a double trigger being applied at any time prior to vesting, unvested RSUs and PSUs will be converted into cash-denominated rights that vest on the date of employment termination. For both RSUs and PSUs, the reference date for the share price will be the date immediately preceding the change in control. For PSUs, the rights will be based on the higher of (I) the base amount (i.e., at target) or (II) the measured TSR on the reference date.
For the 2019 LTIP, 1,028,342 PSUs at target (which can become 2,056,684 shares at maximum) and 899,926 RSUs were granted on April 1, 2019. Under the 2019 LTIP, 101 participants were granted both PSUs and RSUs and an additional 99 participants were granted RSUs only. On December 31, 2019, 1,025,142 PSUs at target (which can become 2,050,284 shares at maximum) and 889,012 RSUs were outstanding. Under the 2019 LTIP, 100 participants held both PSUs and RSUs and an additional 94 participants held RSUs only.
For the 2018 LTIP, 701,109 PSUs at target (which can become 1,402,218 shares at maximum) and 587,687 RSUs were granted on May 25, 2018. Under the 2018 LTIP, 90 participants were granted both PSUs and RSUs and an additional 74 participants were granted RSUs only. On December 31, 2019, 685,204 PSUs at target (which can become 1,370,408 shares at maximum) and 559,396 RSUs were outstanding. Under the 2018 LTIP, 83 participants held both PSUs and RSUs and an additional 64 participants held RSUs only.
For the 2017 Long-Term Incentive Plan (the “2017 LTIP”), 892,781 PSUs at target (which can become 1,785,562 shares at maximum) and 703,180 RSUs were granted on July 31, 2017. Under the 2017 LTIP, 82 participants were granted both PSUs and RSUs and an additional 32 participants were granted RSUs only. On December 31, 2019, 808,948 PSUs at target (which can become 1,617,896 shares at maximum) and 610,095 RSUs were outstanding. Under the 2017 LTIP, 71 participants held both PSUs and RSUs and an additional 21 participants held RSUs only.
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
Employment Agreement with Jean-Marc Germain
Jean-Marc Germain's employment agreement is dated April 25, 2016. The employment agreement with Mr. Germain provides for an annual base salary of $1,040,000 per year until March 31, 2019, which amount was raised to $1,085,000 per year as of April 1, 2019, a target annual bonus of 120% of base salary (equal to $1,302,000), and a maximum annual bonus of 180% of base salary (equal to $1,953,000). In addition, as described above, Mr. Germain was granted the following equity awards in April 2019: (1) 291,219 PSUs (which can become a maximum of 582,438 shares) and (2) 148,557 RSUs. The PSUs vest on the third anniversary of the grant date, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0-200%. RSUs vest 100% on the third anniversary of the date of grant, subject to continued service.
If Mr. Germain is terminated without “cause” or he resigns for “good reason” (each as defined in the employment agreement), he will be entitled to receive, subject to his execution and non-revocation of a general release of claims, cash severance in an amount equal to the product of (1) one (two, if such termination occurs within the 12-month period following a “change in control” (as defined in the employment agreement)) multiplied by (2) the sum of his base salary and target annual bonus, which severance will be payable over the 12-month (24-month, in the case of a termination within the 12-month period following a change in control) period following his termination of employment. The employment agreement also includes a perpetual confidentiality covenant, a perpetual mutual non-disparagement covenant, and 12-month post-termination non-competition and non-solicitation covenants.
Employment Agreement with Peter Matt
Peter Matt's employment agreement is dated as of October 26, 2016. The employment agreement with Mr. Matt provides for an annual base salary of $625,000 per year until March 31, 2019, which amount was raised to $650,000 per year as of April 1, 2019, a target annual bonus of 90% of base salary (equal to $585,000), and a maximum annual bonus of 135% (equal to $877,500) of base salary. In addition, Mr. Matt was granted the following equity awards in April 2019: (1) 99,847 (which can become a maximum of 199,694 shares) PSUs and (2) 50,934 RSUs. The PSUs vest on the third anniversary of the grant date, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0-200%. RSUs vest 100% on the third anniversary of the date of grant, subject to continued service.
If Mr. Matt is terminated without “cause” or he resigns for “good reason” (each as defined in the employment agreement), he will be entitled to receive, subject to his execution and non-revocation of a general release of claims, (1) cash severance in an amount equal to the sum of his base salary and target annual bonus and (2) six months of continued welfare benefits. The employment agreement also includes a perpetual confidentiality covenant and 12-month post-termination non-competition and non-solicitation covenants. If Mr. Matt’s employment is terminated without “cause”, Mr. Matt will be offered an additional amount equal to 50% of the sum of his base salary, target annual bonus, and vacation pay in consideration for his agreeing to not compete.

C.	Board Practices
Our Board of Directors currently consists of 10 directors, less than a majority of whom are citizens or residents of the United States. The Board held six meetings in 2019.
Upon the effectiveness of the Transfer, the Company ceased to be governed by the laws of the Netherlands and its pre-Transfer governing documents but instead became governed by the laws of France and the Articles of Association that became effective upon the Transfer. The Transfer resulted in changes to the rights of shareholders and the governance of the Company.

Directors
In France, a company organized as a "Societas Europaea" and "Société anonyme" can have a two-tier board structure: a management board comprising managing directors (Directoire) and a supervisory board comprising the non-executive directors (Conseil de Surveillance), or a single-tier board of directors (Conseil d’Administration). The single-tier board of directors of such French company will be comprised of non-executive directors and, if any, executive directors (see “Management” below).
Under French law, the board of directors supervises the management of the executive officers, sets the guidelines for the company’s activities and oversees their implementation. Subject to the powers expressly assigned by law to the shareholders’ meetings and within the limit of the corporate purpose, it hears any issue relevant to the company’s smooth operation and, by means of its deliberations, settles the matters of concern to it, taking into consideration the social and environmental impact of the company's activity. The board of directors proceeds with the controls and checks what it deems advisable. Moreover, the board of directors exercises the special powers conferred on it by law.
We currently have a one tier Board of Directors consisting of one executive director (the CEO) and nine non-executive directors. For a listing of the current terms of service of our Directors, see “A. Directors and Senior Management” above.
Under French law, each director has a duty towards the company to properly perform his/her duties. Furthermore, each director has a duty to act in the corporate interest of the company.
The corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.
In its relations with third parties, the company shall be bound even by the decisions of the board of directors that do not come under the corporate purpose, unless the company can prove that the third party knew that the decision exceeded that purpose or that it could not have been unaware of this in light of the circumstances; publication of the articles of association alone does not constitute sufficient proof.
Any board resolution regarding a change in the company’s Articles of Association requires shareholders’ approval. The board of directors may decide in its sole discretion, within the confines of French law and the Articles of Association, to incur additional indebtedness subject to any contractual restrictions pursuant to existing financing arrangements.
There is no obligation for directors to hold shares in the company unless required by the articles of association. According to our Articles of Association, there is no such obligation.
Management
Following the Transfer, our Board of Directors has maintained the separation of the functions of Chairman of the Board of Directors (Président du conseil d’administration) and Chief Executive Officer (Directeur Général).
The Chief Executive Officer is appointed by the board of directors and may (but is not required to) be a director. He or she is vested with the broadest powers to act in all circumstances in the company's name. He or she exercises his or her powers within the scope of the corporate purpose and subject to those that the law expressly assigns to shareholders' meetings and the board of directors.
He or she represents the company in its relations with third parties. The company is bound by the actions of its Chief Executive Officer, even if such actions are not in line with the corporate purpose, unless it can be proven that the third party knew that the decision exceeded that purpose or that it could not have been aware of this in light of the circumstances; publication of the articles of association alone does not constitute sufficient proof.
According to our Articles of Association, our Chief Executive Officer shall not be more than seventy (70) years of age. If our Chief Executive Officer reaches that age limit, he or she shall be considered to have resigned. However, his or her term of office shall be extended until the next meeting of the Board of Directors during which a new Chief Executive Officer shall be appointed.
On a proposal made by the Chief Executive Officer, the Board of Directors may appoint one or more natural persons to assist the Chief Executive Officer as Deputy Chief Executive Officer(s) (Directeur Général Délégué), who may (but are not required to) be Directors. The Chief Executive Officer and, if any, the Deputy Chief Executive Officer(s) would be the executive corporate officers ("mandataires sociaux dirigeants"), under French law.

In agreement with the Chief Executive Officer, theBoard of Directors shall define the scope and duration of the powers conferred on the Deputy Chief Executive Officer(s). The Board of Directors shall define such Deputy Chief Executive Officer ’s additional compensation. If a Deputy Chief Executive Officer is a director, his or her duties as Deputy Chief Executive Officer cannot outlast his or her directorship.
With regard to representation vis-à-vis third parties, Deputy Chief Executive Officers may have the same powers as the Chief Executive Officer. The number of Deputy Chief Executive Officers may not exceed five at the same time.
Director Terms and Remuneration
Under French law, a director of a company is appointed for a maximum term of six years. In practice, the articles of association set the directors’ precise term. According to our Articles of Association, the term of office of a Director is of three (3) years and can be renewed without limitation. Directors may be appointed for a shorter term so that the renewal of the Directors’ terms of office may be spread out over time. According to our Articles of Association, the number of Directors who are more than seventy-five (75) years old may not exceed one third of the directors in office.
The board of directors determines the remuneration of executive directors (i.e. the CEO (“Directeur Général”) and, if any, Deputy Chief Executive Officers (“Directeurs Généraux Délégués”), who may (but are not required to) be directors). French law does not provide for any specific rules on remuneration of executive directors for French companies not listed on a EU-regulated market. Executive directors may be granted free shares and stock options of the Company.
With respect to the remuneration of non-executive directors, the ordinary shareholders’ meeting votes an envelope of fixed annual fees to be allocated to directors for each year. The board of directors will then decide the allocation of these fees among directors. These fees include all cash remunerations granted to directors in such capacity. Non-executive directors may not be granted any share-settled awards (such as free shares or stock options) in such capacity. In addition to the fixed amount of fees approved at the shareholders meeting, the board of directors may grant fees to the chairman of the board in such capacity, and may also, exceptionally, grant additional fees to certain directors in remuneration for separate, specific missions or tasks assigned to them. Non-executive directors are not eligible to receive awards that are to be settled with shares. However, the board of directors may grant share-settled awards (such as free shares or stock options) to the chairman of the board in such capacity.
Removal of Directors
Under French law, directors may be removed from office, with or without cause, at any shareholders’ meeting without notice or justification, by a simple majority vote of shareholders.
Directors cannot be suspended or removed by the board of directors.
An executive corporate officer appointed by the board of directors (CEO (Directeur Général ) or, if any, deputy chief executive officer (Directeur Général Délégué) can have his executive duties suspended at any time by the board of directors. If such executive corporate officer is also a director, he will remain non-executive director as his or her duties as a director can only be removed by a shareholders’ meeting.
Director Election and Vacancies
Under French law, new members of the board of directors of a company are appointed by the general meeting of shareholders by a simple majority. The board of directors which convenes the shareholders' meeting proposes candidates; shareholders may also propose candidates under certain conditions. The shareholders at the meeting may vote for other candidates than those proposed on the agenda, by a simple majority.
Vacancies on the board of directors occurring between shareholders’ meetings may be filled at a board meeting by a majority of the remaining directors, subject to ratification at the next shareholders’ meeting.
Conflict of Interest Transactions
Pursuant to French law and the Articles of Association, any agreement between (directly or through an intermediary) a company and any of its directors, its executive corporate officers ("mandataires sociaux dirigeants"), its shareholders holding more than 10% of its voting rights or companies controlling such shareholders, that is not entered into (i) in the ordinary course of business and (ii) under normal terms and conditions, is subject to a prior authorization of the board of directors, excluding the participation and vote of the interested director. Such agreement is also subject to approval at the next ordinary shareholders’ meeting (by a simple majority), excluding the votes of any interested persons. The foregoing requirements also apply to agreements between the company and another entity if one of the company’s directors, or executive corporate officers ("mandataires sociaux dirigeants") is an owner, a general partner, manager, director, general manager, member of the executive or supervisory board of the other entity, as well as to agreements in which one of the company’s directors, executive corporate officers ("mandataires sociaux dirigeants"), shareholders holding more than 10% of its voting rights or companies controlling such shareholders has an indirect interest. If the transaction has not been pre-approved by the board of directors, it can be nullified if it has prejudicial consequences for the company. If an agreement is not then approved by the shareholders, the interested person may be held liable for any prejudicial consequences for the company of the unapproved transaction; such transaction will nevertheless remain valid unless it is nullified in case of fraud. Aside from the above rule, there are no specific provisions prohibiting conflicted directors to participate or vote at board meetings. However, as a general rule, directors must act in the interest of the company.
Action by Written Consent and Quorum Requirements
According to French law and the Articles of Association, certain decisions of the Board of Directors may be adopted in writing. These decisions include interim appointment of directors, authorization of certain security interests and guarantees, amendment of the articles of association to comply with legal provisions, convening of shareholder meetings and decisions to transfer the registered office within the same department. According to French law and our Articles of Association, a director may grant to another director a proxy to represent him or her at a meeting of the board of directors. No director can hold more than one proxy at any meeting.
According to French law and the Articles of Association, for the board’s deliberations to be valid, more than half of the board members must be present or represented. The board of directors’ decisions shall be taken by a majority vote; if the votes are tied, the chairman’s vote shall be decisive.
Board Composition and Diversity
According to Article L. 225-17 of the French Commercial Code, the appointment of members of the board of directors must seek to achieve a balanced representation of men and women. If the number of permanent employees of the company exceeds 1,000 (including its direct and indirect French subsidiaries) or 5,000 (including its direct and indirect subsidiaries worldwide) for two consecutive fiscal years, an amendment of the articles of association may be required for the board of directors to include at least two directors representing the employees (in companies having more than eight directors) or at least one director representing the employees (in companies having no more than eight directors).
Chairman of the Board
Pursuant to French law, companies with a single-tier board of directors can choose between the separation of functions of the chairman of the board of directors (Président du conseil d'administration) and chief executive officer (Directeur Général) of the company and the aggregation of such duties. According to our Articles of Association, our Board of Directors can decide to or not to separate the functions of the Chairman of the Board of Directors and Chief Executive Officer.
Under French law, the board of directors elects a chairman among its members who must be a natural person. The board of directors determines the term of office of the chairman, which cannot exceed his or her tenure as director, and may revoke him or her at any time.
The chairman organizes and directs the work of the board of directors, on which he or she reports to the general shareholders’ meeting, and ensures the proper functioning of the corporate bodies and, in particular, that the directors are able to fulfill their mission.
According to our Articles of Association, our Chairman of the Board cannot be older than seventy-five (75) years. If our Chairman of the Board reaches this age limit during his or her term as Chairman, he or she is automatically deemed to have resigned from his or her directorship. His or her mandate would extend however, until the next meeting of the Board of Directors during which his or her successor is appointed. Subject to this provision, the Chairman of the Board is always eligible for re-election.

Director Independence
Under French law, there are no director independence requirements for French companies not listed on an EU-regulated market, so we defer to the NYSE requirements. As a foreign private issuer under the NYSE rules, we are not required to have independent Directors on our Board, except to the extent that our audit committee is required to consist of independent Directors. However, our Board has determined that, under current NYSE listing standards regarding independence (which we are not currently subject to), and taking into account any applicable committee standards, as of December 31, 2019, Messrs. Evans, Brandjes, Hartman, Maugis, Ormerod, Paschke and Mmes. Walker, Brooks and Frachet are deemed independent directors. Under these standards, Mr. Germain is not deemed independent as he serves as the CEO of the Company.
Committees
Under French law, the board of directors may appoint, from within, one or more special committees, of which it sets the composition and powers and which carry out their activity under its responsibility. Each committee shall report on its missions at meetings of the board of directors. Our Board of Directors has currently four committees: the Audit Committee, the Human Resources and Remuneration Committee, the Nominating/Governance Committee and the Environment, Health and Safety Committee.
Audit Committee
As of December 31, 2019, our audit committee consisted of four independent directors under the NYSE requirements: Lori Walker (Chair), Martha Brooks, John Ormerod and Werner Paschke. Our Board has determined that at least one member is an “audit committee financial expert” as defined by the SEC and also meets the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act. The audit committee held 8 meetings in 2019.
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
Human Resources and Remuneration Committee
As of December 31, 2019, our human resources and remuneration committee consisted of four directors: Martha Brooks (Chair), Peter Hartman, Richard Evans and Guy Maugis. The human resources and remuneration committee held 4 meetings in 2019.
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

Nominating/Governance Committee
As of December 31, 2019, our nominating/governance committee consisted of four directors: Richard Evans (Chair), Michiel Brandjes, John Ormerod, and Lori Walker. The nominating/governance committee held 4 meetings in 2019.
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
Environment, Health and Safety Committee
As of December 31, 2019, our environment, health and safety committee consisted of three directors: Guy Maugis (Chair), Michiel Brandjes and Peter Hartman. The environment, health and safety committee held 2 meetings in 2019.
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
As of December 31, 2019, we employed approximately 13,200 employees, including approximately 800 fixed-term contractors as well as approximately 700 temporary employees. Approximately 89% of our employees were engaged in production and maintenance activities and approximately 11% were employed in support functions. Approximately 35% of our permanent employees were employed in France, 29% in the United States, 20% in Germany, 6% in Switzerland, and 10% in Eastern Europe and other regions, which percentages are comparable to the distribution of employees geographically in 2018.
A vast majority of non-U.S. employees and approximately 42% of U.S. employees are covered by collective bargaining agreements. These agreements are negotiated on site, regionally or on a national level, and are of different durations.

E.	Share Ownership
Information with respect to share ownership of members of our board of directors and our senior management is included in “Item 7. Major Shareholders and Related Party Transactions.”
Equity Incentive Plans
The Company has adopted the Constellium 2013 Equity Plan and the 2018 Long Term Incentive Award Agreement thereunder pursuant to which certain of our directors, executive officers, employees, and consultants are eligible to receive equity awards. See “—Constellium SE 2013 Equity Incentive Plan” and “—2019 Long-Term Incentive Plan” above.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth the major shareholders of Constellium SE as known by us or ascertained from public filings made by our major shareholders (each person or group of affiliated persons who is known to be the beneficial owner of more than 5% of ordinary shares) and the number and percentage of ordinary shares owned by each such shareholder, in each case as of March 6, 2020.
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
The beneficial ownership percentages in this table have been calculated on the basis of the total number of ordinary shares.

Name of beneficial owner	Number of ordinary shares		Beneficial ownership percentage
Caisse des Dépôts (f/k/a Caisse des Dépôts et Consignations), Bpifrance Participations S.A., Bpifrance S.A. (f/k/a BPI-Groupe), EPIC Bpifrance (f/k/a EPIC BPI-Groupe)	16,393,903	(1)	11.9%
T. Rowe Price Associates, Inc.	9,840,684	(2)	7.1%
Directors and Senior Management
Richard B. Evans	236,219	(3)	*
Guy Maugis	22,799	(4)	*
Philippe Guillemot	23,957	(5)	*
Werner P. Paschke	102,382	(6)	*
Michiel Brandjes	34,748	(7)	*
Peter F. Hartman	24,570	(8)	*
John Ormerod	26,435	(9)	*
Lori A. Walker	24,274	(10)	*
Martha Brooks	28,642	(11)	*
Stéphanie Frachet	—	(12)	*
Jean-Marc Germain	355,000	(13)
Peter R. Matt	213,382	(14)	*
Ingrid Joerg	140,840	(15)	*
Paul Warton	166,276	(16)	*
Peter Basten	174,150	(17)	*
__________________

*	Represents beneficial ownership of less than 1%.

(1)
This information is based on a Schedule 13D/A filed with the SEC on November 8, 2017. Bpifrance Participations S.A. (f/k/a Fonds Stratégique d'Investissement, “Bpifrance”) is a French public investment fund specializing in the business of equity financing via direct investments or fund and a wholly owned subsidiary of Bpifrance S.A., a French financial institution (“Bpifrance S.A.”). Caisse des Dépôts (“CDC”) and EPIC Bpifrance (“EPIC”) each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance. Bpifrance holds directly 16,393,903 ordinary shares of the Company. As of the date hereof, neither Bpifrance S.A., CDC nor EPIC holds any ordinary shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 16,393,903 ordinary shares of the Company, indirectly through its sole ownership of Bpifrance. CDC and EPIC may be deemed to be the beneficial owners of 16,393,903 ordinary shares of the Company, indirectly through their joint ownership and control of Bpifrance S.A. The principal address for CDC is 56, rue de Lille, 75007 Paris, France and for Bpifrance, Bpifrance S.A. and EPIC is 27-31 avenue du Général Leclerc 94700 Maisons-Alfort, France.

(2)
This information is based on a Schedule 13G filed with the SEC on February 14, 2020 reporting beneficial ownership as of December 31, 2019. T.Rowe Price Associates, Inc. has sole dispositive power with respect to 9,840,684 ordinary shares and sole voting power with respect to 2,287,839 ordinary shares.

(3)
Consists of 236,219 ordinary shares held indirectly by Mr. Evans through the Evans Family Inter Vivos Revocable Trust. Excludes the remaining portions of previous grants: 3,133 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,074 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,899 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 3,133 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,898 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(4)
Consists of 22,799 ordinary shares held directly by Mr. Maugis. Excludes the remaining portions of previous grants: 2,507 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,506 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(5)
Consists of 23,957 ordinary shares held directly by Mr. Guillemot. Excludes the remaining unvested portions of grants which were canceled due to the resignation of Mr. Guillemot effective December 13, 2019.

(6)
Consists of 102,382 ordinary shares held directly by Mr. Paschke. Excludes the remaining portions of previous grants: 2,507 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,506 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(7)
Consists of 34,748 ordinary shares held directly by Mr. Brandjes. Excludes the remaining portions of previous grants: 2,507 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,506 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(8)
Consists of 24,570 ordinary shares held directly by Mr. Hartman. Excludes the remaining portions of previous grants: 2,507 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,506 ordinary shares underlying unvested RSUs that will vest on the earlier of

(i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(9)
Consists of 26,435 ordinary shares held by Mr. Ormerod. Excludes the remaining portions of previous grants: 2,507 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,506 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(10)
Consists of 24,274 ordinary shares held directly by Ms. Walker. Excludes the remaining portions of previous grants: 2,507 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,506 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(11)
Consists of 28,642 ordinary shares held directly by Ms. Brooks. Excludes the remaining portions of previous grants: 2,507 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,506 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(12)	No ordinary shares are held directly by Ms. Frachet and no RSUs or PSUs were granted in 2019.

(13)
Consists of 355,000 ordinary shares held directly by Mr. Germain. Excludes the remaining portions of previous grants: 216,943 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on July 31, 2020, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 110,667 ordinary shares underlying unvested RSUs that will vest on July 31, 2020, subject to continued service; 197,531 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 25, 2021, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 100,765 ordinary shares underlying unvested RSUs that will vest on May 25, 2021, subject to continued service; 291,219 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 1, 2022, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 148,557 ordinary shares underlying unvested RSUs that will vest on April 1, 2022, subject to continued service.

(14)
Consists of 213,382 ordinary shares held directly by Mr. Matt. Excludes the remaining portions of previous grants: 71,946 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on July 31, 2020, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 36,701 ordinary shares underlying unvested RSUs that will vest on July 31, 2020, subject to continued service; 67,901 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 25, 2021, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 34,638 ordinary shares underlying unvested RSUs that will vest on May 25, 2021, subject to continued service; 99,847 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 1, 2022, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 50,934 ordinary shares underlying unvested RSUs that will vest on April 1, 2022, subject to continued service.

(15)
Consists of 140,840 ordinary shares held directly by Ms. Joerg. Excludes the remaining portions of previous grants: 47,214 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on July 31, 2020, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 24,085 ordinary shares underlying unvested RSUs that will vest on July 31, 2020, subject to continued service; 34,462 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 25, 2021, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 17,580 ordinary shares underlying unvested RSUs that will vest on May 25, 2021, subject to continued service; 45,669 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 1, 2022, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 23,297 ordinary shares underlying unvested RSUs that will vest on April 1, 2022, subject to continued service.

(16)
Consists of 166,276 ordinary shares held directly by Mr. Warton. Excludes the remaining portions of previous grants: 42,170 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on July 31, 2020, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 21,512 ordinary shares underlying unvested RSUs that will vest on July 31, 2020, subject to continued service; 34,462 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 25, 2021, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 17,580 ordinary shares underlying unvested RSUs that will vest on May 25, 2021, subject to continued service; 45,669 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 1, 2022, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 23,297 ordinary shares underlying unvested RSUs that will vest on April 1, 2022, subject to continued service.

(17)
Consists of 174,150 ordinary shares held directly by Mr. Basten. Excludes the remaining portions of previous grants: 31,485 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on July 31, 2020, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 16,061 ordinary shares underlying unvested RSUs that will vest on July 31, 2020, subject to continued service; 34,462 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 25, 2021, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 17,580 ordinary shares underlying unvested RSUs that will vest on May 25, 2021, subject to continued service; 45,669 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 1, 2022, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 23,297 ordinary shares underlying unvested RSUs that will vest on April 1, 2022, subject to continued service.

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
In addition, the Shareholders Agreement provides that, except as otherwise required by applicable law, Bpifrance will be entitled to designate for binding nomination one director to our Board of Directors so long as its percentage ownership interest is equal to or greater than 4% or it continues to hold all of the ordinary shares it subscribed for at the closing of the acquisition (such share number adjusted for the pro rata share issuance). Our directors will be elected by our shareholders acting at a general meeting upon a binding nomination by the Board of Directors as described in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” A shareholder’s percentage ownership interest is derived by dividing (i) the total number of ordinary shares owned by such shareholder and its affiliates by (ii) the total number of outstanding ordinary shares.The Company agreed to share financial and other information with Bpifrance to the extent reasonably required to comply with its tax, investor or regulatory obligations and with a view to keeping Bpifrance properly informed about the financial and business affairs of the Company. The Shareholders Agreement contains provisions to the effect that Bpifrance is obliged to treat all information provided to it as confidential, and to comply with all applicable rules and regulations in relation to the use and disclosure of such information. Stéphanie Frachet, was appointed as a non-executive Director of the Company in May 2018, is currently Managing Director and member of the Bpifrance Capital Development Executive Committee of Bpifrance Investissement which she joined in 2009.
Bpifrance Investissement is a subsidiary of Bpifrance, which is a wholly owned subsidiary of Bpifrance S.A. (f/k/a BPI Groupe), a French financial institution jointly owned and controlled by the Caisse des Dépôts et Consignations, a French special public entity (établissement special) and EPIC Bpifrance (f/k/a EPIC BPI-Groupe), a French public institution of industrial and commercial nature. As of March 6, 2020, Bpifrance owns approximately 11.9% of the Company’s outstanding ordinary shares. In January 2015, Bpifrance Financement, an affiliate of Bpifrance Investissement, entered into a three-year revolving credit facility with Constellium Issoire (f/k/a Constellium France) for an aggregate amount of €10 million. The facility was subject to automatic reduction of 33% of the aggregate amount per year. The facility was undrawn and in 2018 the amount available for drawing was €3.3 million, subject to a commitment fee of 1% per year. Should any amount have been drawn under this facility, it would have borne interest at a rate equal to 3 months Euribor plus 2.5%. This facility matured on January 12, 2018. On March 28, 2018, Bpifrance Financement entered into a new three-year revolving credit facility with Constellium Issoire for an aggregate amount of €10 million for the purpose of financing various investments, subject to a commitment fee of 1% per year. The maximum amount of authorized ceiling is to be reduced each quarter by €833,333.33. Any amount drawn under this facility will bear interest at a rate equal to 3 months Euribor (with a floor of 0%) plus 2.5%. The facility may be drawn upon from time to time. As of December 31, 2019, the facility was undrawn.
Transactions with Joint Venture
On January 10, 2019, pursuant to a purchase agreement with UACJ Corporation (“UACJ”) and its U.S. subsidiary, Tri-Arrows Aluminum Holding Inc. (“TAAH”), we acquired TAAH’s 49% stake in Constellium-UACJ ABS, LLC (“CUA”), for $100 million plus the assumption of 49% of approximately $80 million of third party debt at CUA. In connection with the agreement with UACJ and TAAH, we and TAAH agreed to certain transitional commercial arrangements connected to the continuing operations and the business, including an agreement for a multiyear supply of cold coils. See Note 19 in the Consolidated Financial Statements attached hereto starting on Page F-1 for additional information about our transactions with CUA. Following the acquisition described above, CUA was renamed Constellium Bowling Green LLC.

C.	Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information
Our Consolidated Financial Statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017 2018 and 2019 are included in this Annual Report at “Item 18. Financial Statements.”
Legal Proceedings
Legal proceedings are disclosed in “Item 4. Information on the Company—B. Business Overview—Litigation and Legal Proceedings.”
Dividend Policy
Our Board of Directors periodically explores the potential adoption of a dividend program; however, no assurances can be made that any future dividends will be paid on the ordinary shares. Any declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory future prospects and contractual restrictions applying to the payment of dividends and other considerations that our Board of Directors deems relevant. In general, any payment of dividends must be made in accordance with the requirements of French law. Under French law, payment of dividends and other distributions to shareholders may be made only if our shareholders’ equity exceeds the sum of our called up and paid-in share capital plus the reserves required to be maintained by law and by our Articles of Association.

Under French law, dividends are approved by the shareholders’ meeting. Dividends may only be paid by a French Societas Europaea out of “distributable profits,” plus any distributable reserves and “distributable premium” that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.
“Distributable profits” consist of the unconsolidated net profits of the relevant company for each fiscal year, as increased or reduced by any profit or loss carried forward from prior years.
“Distributable premium” refers to the contribution paid by the shareholders in addition to the par value of their shares for their subscription that the shareholders decide to make available for distribution.
Except in the case of a share capital reduction, no distribution can be made to the shareholders when the net equity is, or would become, lower than the amount of the share capital plus the reserves which cannot be distributed in accordance with the law or the by-laws.
Dividends may be paid in cash or, if the shareholders’ meeting so decides, in kind, provided that all the shareholders receive a whole number of assets of the same nature paid in lieu of cash.
Our Articles of Association provide that each shareholder may be given the choice to receive his dividend in cash or in shares subject to a decision of the shareholders’ meeting taken by ordinary resolution.
Under French law, the board of directors may distribute interim dividends after the end of the fiscal year but before the approval by the shareholders of the financial statements for the relevant fiscal year when the interim balance sheet, established during such year and certified by an auditor, reflects that the company has earned distributable profits since the close of the last fiscal year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by French law or articles of association, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.
Generally, we rely on dividends paid to Constellium SE, or funds otherwise distributed or advanced to Constellium SE by its subsidiaries to fund the payment of dividends, if any, to our shareholders. In addition, restrictions contained in the agreements governing our outstanding indebtedness limit our ability to pay dividends on our ordinary shares and limit the ability of our subsidiaries to pay dividends to us. Future indebtedness that we may incur may contain similar restrictions.

B.	Significant Changes
Except as otherwise disclosed within this annual report, no significant change has occurred since the date of the Consolidated Financial Statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details
Our ordinary shares are listed on the NYSE under the symbol CSTM.

B.	Plan of Distribution
Not applicable.

C.	Markets
We began trading on the NYSE on May 23, 2013 and on the professional segment of Euronext Paris on May 27, 2013 through a public offering in the United States. Trading on the NYSE is under the symbol “CSTM.” In February 2018, we voluntarily delisted our ordinary shares from Euronext Paris to reduce costs and complexity associated with listing in multiple jurisdictions. We continue to be listed on the NYSE. For more information on our shares see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.
Item 10. Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
The information called for by this Item has been reported previously under the heading “Description of French SE Ordinary Shares” in the final prospectus filed pursuant to Rule 424(b) under the Securities Act, on October 23, 2019, in connection with Constellium SE’s Registration Statement on Form F-4 filed on June 3, 2019 (File No. 333-231906), as amended by Amendment No. 1 thereto on October 21, 2019, and amended thereafter from time to time, filed with the Securities and Exchange Commission, which description is incorporated by reference into this Annual Report, as supplemented by the following:

•	on November 3, 2017 the Company issued 25,000,000 Class A ordinary shares, each with a nominal value of €0.02;

•	on November 3, 2017 the Company issued 3,750,000 Class A ordinary shares, each with a nominal value of €0.02;

•	on November 15, 2017 the Company issued 25,000 Class A ordinary shares, each with a nominal value of €0.02;

•	on March 28, 2018 the Company issued 34,580 Class A ordinary shares, each with a nominal value of €0.02;

•	on May 17, 2018 the Company issued 80,000 Class A ordinary shares, each with a nominal value of €0.02;

•	on June 20, 2018 the Company issued 68,136 Class A ordinary shares, each with a nominal value of €0.02;

•	on August 6, 2018 the Company issued 50,000 Class A ordinary shares, each with a nominal value of €0.02; and

•	on November 15, 2018 the Company issued 1,256,055 Class A ordinary shares, each with a nominal value of €0.02;

•	on March 28, 2019 the Company issued 645,732 Class A ordinary shares, each with a nominal value of €0.02;

•	on May 29, 2019 the Company issued 144,691 Class A ordinary shares, each with a nominal value of €0.02;

•	on June 15, 2019 the Company issued 27,204 Class A ordinary shares, each with a nominal value of €0.02;

•	on August 7, 2019 the Company issued 534,256 Class A ordinary shares, each with a nominal value of €0.02; and

•	on November 18, 2019 the Company issued 516,141 Class A ordinary shares, each with a nominal value of €0.02.

C.	Material Contracts
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
Prior to May 15, 2019, we were permitted to redeem some or all of the 2024 U.S. Dollar Notes at a price equal to 100% of the principal amount of the 2024 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after May 15, 2019, we may redeem the 2024 U.S. Dollar Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.875% during the 12-month period commencing on May 15, 2019, 101.917% during the 12-month period commencing on May 15, 2020, 100.958% during the 12-month period commencing on May 15, 2021, and par on or after May 15, 2022, in each case plus accrued and unpaid interest, if any, to the redemption date.
Prior to May 15, 2017, we were permitted to redeem some or all of the 2021 Euro Notes at a price equal to 100% of the principal amount of the 2021 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after May 15, 2017, we may redeem the 2021 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.313% during the 12-month period commencing on May 15, 2017, 101.156% during the 12-month period commencing on May 15, 2018, and par on or after May 15, 2019, in each case plus accrued and unpaid interest, if any, to the redemption date. On August 8, 2019, we redeemed €100 million plus accrued and unpaid interest.
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

The May 2014 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by Constellium International, Constellium France Holdco, Constellium Neuf Brisach, Constellium Issoire, Constellium Finance, Engineered Products International, Constellium W, Constellium Germany Holdco GmbH & Co. KG, Constellium Deutschland GmbH, Constellium Singen GmbH, Constellium Rolled Products Singen GmbH & Co. KG, Constellium Switzerland AG, Constellium US Holdings I, LLC, Ravenswood, Constellium Holdings Muscle Shoals LLC (f/k/a Wise Metal Group LLC), Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC), Constellium Bowling Green LLC, and Constellium Property and Equipment Company, LLC. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the May 2014 Notes must also guarantee the May 2014 Notes.
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
February 2017 Notes
On February 16, 2017, the Company completed a private offering of $650 million in aggregate principal amount of 6.625% Senior Notes due 2025 (the “February 2017 Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. The Company used the net proceeds from the offering, together with cash on hand, to retire all of the outstanding 8.75% Senior Secured Notes due 2018 (the “Wise Senior Secured Notes”) and used the remaining net proceeds, if any, for general corporate purposes.
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

November 2017 Notes
On November 9, 2017, the Company completed a private offering (the “November 2017 Notes Offering”) of $500 million in aggregate principal amount of 5.875% Senior Notes due 2026 (the “2026 U.S. Dollar Notes”) and €400 million in aggregate principal amount of 4.250% Senior Notes due 2026 (the “2026 Euro Notes,” and together with the 2026 U.S. Dollar Notes, the “November 2017 Notes”; and the November 2017 Notes, together with the May 2014 Notes and the February 2017 Notes, the “Notes”) pursuant to indentures among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. The Company used the net proceeds from the Equity Offering (as defined below) and the November 2017 Notes Offering, together with cash on hand, to fund the cash tender offers (the “Tender Offers”) for any and all of the $400 million in aggregate principal amount of 8.00% Senior Notes due 2023 (the “2023 U.S. Dollar Notes”), €240 million in aggregate principal amount of 7.00% Senior Notes due 2023 (the “2023 Euro Notes,”), and $425 million in aggregate principal amount of 7.875% Senior Secured Notes due 2021 (the “Senior Secured Notes”, and together with the 2023 Euro Notes and the 2023 U.S. Dollar Notes, the “Tender Offer Notes”) and the redemption (the “Redemption”) of the Tender Offer Notes not purchased in the Tender Offers, with the remaining net proceeds being used for general corporate purposes.
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

Pan-U.S. ABL Facility
On June 21, 2017, Ravenswood and Wise Alloys, since renamed Constellium Muscle Shoals LLC, entered into a $300 million asset-based revolving credit facility (the “Pan-U.S. ABL Facility”), with the lenders from time to time party thereto and Wells Fargo Bank, National Association as administrative agent (the “Pan-U.S. ABL Administrative Agent”) and collateral agent. Concurrently with Ravenswood and Wise Alloys’ entry into the Pan-U.S. ABL Facility, (i) $100 million asset-based revolving credit facility entered into by Ravenswood on May 25, 2012 and (ii) asset-based revolving credit facility entered into by Wise Alloys, since renamed Constellium Muscle Shoals LLC, as borrower, and Wise Metals Group LLC, since renamed Constellium Holdings Muscle Shoals LLC, Listerhill Total Maintenance Center, LLC, Wise Alloys Finance Corporation, and Alabama Electric Motor Services, LLC, as guarantors, on December 11, 2013, were each terminated. On February 20, 2019, we amended and restated the Pan-U.S. ABL Facility to, among other things, (i) join Constellium Bowling Green LLC as an additional borrower and Constellium Property and Equipment Company LLC as an additional guarantor, (ii) increase the available commitments thereunder to $350 million, and (iii) make certain changes to the covenants, terms, and conditions thereof. On May 10, 2019, we amended the Pan-U.S. ABL Facility to (i) increase the available commitments thereunder to $400 million and (ii) make certain other changes to the covenants, terms and/or conditions thereof.
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
French Inventory Facility
On April 21, 2017, Constellium Issoire and Constellium Neuf Brisach (the “French Borrowers”) entered into a €100 million asset-based revolving credit facility (the “French Inventory Facility”) with the lenders from time to time party thereto and Factofrance as agent. The French Inventory Facility was amended on June 13, 2017 to, among other things, make certain changes to the procedure for calculating the Turn Ratio (as defined below). The French Inventory Facility provides the French Borrowers a working capital facility for their operations. The French Inventory Facility was amended on March 29, 2018 to, among other things, make certain changes to the inventory included in the borrowing base. The French Inventory Facility was further amended on March 15, 2019 to, among other things, extend the maturity to April 21, 2021.
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
On July 20, 2016, the Banque Fédérative du Crédit Mutuel purchased the Equipment Finance and Receivable Finance businesses of GE. Pursuant to this transaction, GE Factofrance S.A.S. was renamed Factofrance and GE Capital Bank AG was renamed Targo Commercial Financing AG. On August 1, 2018, Targo Commercial Finance AG was merged into Targobank AG. Both transactions had no other impact on the European Factoring Agreements.
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
The European Factoring Agreements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants. As of and for the fiscal year ended December 31, 2019, the European Factoring Sellers were in compliance with all applicable covenants under the European Factoring Agreements.
Wise Factoring Facility
On March 16, 2016, Wise Alloys, since renamed Constellium Muscle Shoals LLC, entered into a Receivables Purchase Agreement (the “Wise Factoring Facility”) with Wise Alloys Funding II, LLC, since renamed Constellium Muscle Shoals Funding II LLC (“New RPA Seller”), Hitachi Capital America Corp. (“Hitachi”), and Greensill Capital Inc., as purchaser agent, providing for the sale of certain receivables of Wise Alloys to Hitachi. The Wise Factoring Facility was amended on November 22, 2016 to join Intesa Sanpaolo S.p.A., New York Branch (together with Hitachi, the “Wise Factoring Purchasers”) as a purchaser. As of December 31, 2017, the Wise Factoring Facility provides for the sale of receivables to the Wise Factoring Purchasers in an amount not to exceed $325 million in the aggregate outstanding at any time. Receivables under the Wise Factoring Facility are sold at a discount based on a rate equal to a LIBOR rate plus 2.00-2.50% (based on the credit rating of the account debtor) per annum. The New Wise RPA Seller is required to pay a commitment fee in the amount of $20,000 per annum plus 1% per annum of the total commitments under the Wise Factoring Facility.

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
On June 28, 2016, the Wise Factoring Facility was amended to, among other things, change the maximum commitments thereunder to $250 million in the aggregate outstanding at any time.
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
On September 30, 2019, the Wise Factoring Facility was amended to, among other things, join Deutsche Bank Trust Company America as a Wise Factoring Purchaser, release Hitachi from its commitment and remove Hitachi as a purchaser under the facility, decrease the commitments thereunder to $300 million in the aggregate outstanding at any time, reduce the discount at which receivables are sold to a rate equal to a LIBOR rate plus 1.65% per annum, permit the sale of certain receivables with due dates up to 180 days after the invoice date (increased from 135 days) and extend the date on which the Wise Factoring Purchasers’ obligation to purchase receivables under the Wise Factoring Facility will terminate to September 30, 2021.
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
French exchange control regulations currently do not limit the amount of payments that we may remit to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary.

E.	Taxation
General
The following is a description of certain French, Dutch and U.S. tax considerations applicable to shareholders purchasing, owning and disposing of our ordinary shares. This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of ordinary shares of the Company. This summary is based on the laws in force in France, the Netherlands and the U.S. on the date hereof, as applied and construed by the French, Dutch and U.S. tax authorities, subject to any changes in law or in interpretation.
This summary does not constitute a legal opinion or tax advice. Holders are urged to consult their own tax advisers regarding the tax consequences or the purchase, ownership and disposition of our ordinary shares, in light of their particular circumstances.
French Withholding Tax Treatment of Dividends Distributed by the Company
The comments below (i) relate exclusively to the situation of the shareholders holding ordinary shares of the Company registered on the register maintained by our transfer agent in the U.S., Computershare Trust Company (the “U.S. Register”) that are eligible for listing (“DTC-eligible”) through The Depository Trust Company (“DTC”), and (ii) are notably based on the confirmation obtained from the French tax authorities on October 11, 2019 (the “French Ruling”). Any shareholder holding our ordinary shares in a different manner should seek advice from their tax advisor to determine the taxation mechanism applicable to them in connection with the shares of the Company.
In the case of a distribution of dividends by the Company, the French withholding tax treatment described below would apply subject to the French financial intermediary in its capacity as French paying agent of the dividends (such French paying agent and any of its successors acting in the same capacity, the “French Paying Agent”) being provided with the required information and documentation relating to the tax status of the shareholders. Failing that, the withholding tax would be levied at the rate of 30% (except in the case where the dividends are paid in non-cooperative States or territories within the meaning of article 238-0 A 1, 2 and 2 bis-1° of the French tax code, in which case a 75% withholding tax would apply). Any tax to be withheld at source will be calculated on the amount in euros of the distribution attributable to the shareholder.
Withholding tax on dividends paid to shareholders who are residents of France
French tax resident individuals
Personal income tax
The following would only apply to individual shareholders resident of France for tax purposes, holding their shares in the Company as part of their private estate, who do not hold their shares in the Company through an equity savings plan (plan d’épargne en actions or PEA), and who do not conduct stock market transactions under conditions similar to those which define an activity carried out by a person conducting such operations on a professional basis.
Under Article 117 quater of the French tax code, subject to certain exceptions mentioned below, dividends paid to individuals who are French tax residents are subject to a withholding tax equal to 12.8% of the gross amount distributed. This withholding tax would be levied by the French Paying Agent.
However, individuals belonging to a tax household whose reference fiscal income, as defined in 1° of IV of Article 1417 of the French tax code, for the second year preceding the year of payment of the dividends is less than €50,000 for taxpayers who are single, divorced or widowed, or €75,000 for couples filing jointly, may request an exemption from this withholding tax under the terms and conditions of Article 242 quater of the French tax code, i.e., by providing to the French Paying Agent, no later than November 30 of the year preceding the year of the payment of the dividends, a sworn statement that their reference fiscal income shown on their taxation notice (avis d’imposition) issued in respect of the second year preceding the year of payment was below the above-mentioned taxable income thresholds. Taxpayers who acquire new shares after the deadline for providing the aforementioned exemption request could provide such exemption request to the French Paying Agent upon acquisition of such new shares pursuant to paragraph 320 of the administrative guidelines BOI-RPPM-RCM-30-20-10-20191220.
The 12.8% withholding constitutes an installment on account of the taxpayer’s final income tax and is creditable against the final personal income tax due by the taxpayer with respect to the year during which it is withheld, the surplus, if any, being refunded to the taxpayer.
The taxpayer is then subject to income tax at a flat rate of 12.8% on the dividends (except if he elects to be taxed at the progressive income tax rates). Because the rate of the withholding tax is aligned on the rate of the final personal income tax due by the recipient of the dividend (except if he elects to be taxed at the progressive income tax rates), the total amount of the personal income tax charge related to the dividend is in practice withheld at source.
Shareholders concerned should seek advice from their usual tax advisor to determine the taxation mechanism applicable to them in connection with dividends paid on the shares of the Company.
Moreover, regardless of the shareholder’s tax residence or place of residence, pursuant to Article 119 bis 2 of the French tax code, if dividends are paid outside France in a non-cooperative State or territory within the meaning of Article 238-0 A 1, 2 and 2 bis-1° of the French tax code, a 75% withholding tax would be applicable on the gross dividend distributed unless the shareholder provides evidence that the distributions have neither the object nor the effect to enable, for tax evasion purpose, the location of income in such a State or territory.
Relevant shareholders are advised to consult their usual tax advisor to determine the method by which this withholding tax will be credited against the amount of their income tax.
Social security contributions
Whether or not the 12.8% withholding tax described above is applicable, the gross amount of the dividends paid by the Company to French tax resident individuals would also be subject to social security contributions at an overall rate of 17.2%, which breaks down as follows:
• the contribution sociale généralisée at a rate of 9.2%;
• the contribution pour le remboursement de la dette sociale at a rate of 0.5%; and
• the prélèvement de solidarité at a rate of 7.5%.
The social security contributions are levied in the same manner as the 12.8% withholding tax described above.
French tax resident entities that are subject to French corporate income tax under standard conditions
Dividends paid by the Company to legal entities that are French tax residents subject to French corporate income tax under standard conditions will not, in principle, be liable to any withholding tax.
However, if the dividends distributed by the Company are paid outside France in a non-cooperative State or jurisdiction within the meaning of Article 238-0 A 1, 2 and 2 bis-1° of the French tax code, a 75% withholding tax will apply, unless the concerned shareholder provides evidence that the distributions have neither the object nor the effect to enable, for tax evasion purpose, the location of income in such a State or territory.
Shareholders are advised to consult their usual tax advisor to determine the tax regime that will apply to their own situation.

Other French tax residents
French tax resident shareholders who are in a different situation than those described above should seek professional advice from their usual tax advisor as to the tax treatment that will apply to their own situation.
Withholding tax on dividends paid to shareholders who are not resident of France
Dividends paid to non-residents of France for French tax purposes would generally be subject to French withholding tax at a rate of (i) 12.8% on payments to individuals, (ii) 15% on payments to not-for-profit organizations which have their registered office in a Member State of the European Union or in another State party to the European Economic Area Agreement which has entered into a convention on administrative assistance with France to fight tax evasion and fraud, and (iii) 28% as from January 1, 2020, 26.5% as from January 1, 2021, 25% as from January 1, 2022, on payments to legal persons or organizations other than those mentioned under (ii). The withholding tax rate would be increased to 75% on dividends paid in a non-cooperative State or territory within the meaning of Article 238-0 A 1, 2 and 2 bis-1° of the French tax code, unless the concerned shareholder provides evidence that the distributions have neither the object nor the effect to enable, for tax evasion purpose, the location of income in such a State or territory.
Double tax treaties entered into between France and the States of residence of shareholders may provide for an exemption or a reduction of the French dividend withholding tax, subject to (i) certain requirements set forth therein being met and (ii) the shareholders duly completing and providing the required information and documentation. The exemptions or reduced rates of withholding tax provided for in double tax treaties may be applied to the benefit of the shareholders of our Company, as effective beneficiaries of the income, provided that they are identified and are entitled to the benefits provided by the double tax treaty which they avail themselves.
Dividends paid to eligible shareholders may be subject to the reduced rates from the outset provided, as the case may be, by the applicable double tax treaties if the French Paying Agent has received before the date of payment of the dividend the required information and documentation.
Shareholders who failed to file the required information and documentation with the French Paying Agent prior to the payment of the dividend may claim to the French tax authorities or the French Paying Agent the refund of the excess withholding tax by filing such information and documentation before December 31 of the second calendar year following the year during which the dividend is paid.
Dutch dividend withholding tax
General
Since the Company was initially incorporated under Dutch law it is deemed to be resident of the Netherlands for Dutch dividend withholding tax purposes. Dividends paid on our ordinary shares following migration are therefore, based on Dutch domestic law, still subject to Dutch dividend withholding tax at a rate of 15%. However, since our Corporate Seat has been transferred to France as of December 12, 2019, our dividends paid on our ordinary shares generally should be subject to French dividend withholding tax and not to Dutch dividend withholding tax on the basis of the double tax treaty between the Netherlands and France. However, both French and Dutch dividend withholding tax may be required to be withheld from any such dividends paid, if and when paid to Dutch resident holders of our ordinary shares (and non-Dutch resident holders of our ordinary shares that have a permanent establishment in the Netherlands to which the ordinary shares are attributable). We have approached Dutch Revenue to apply for a tax ruling confirming that no withholding of any Dutch dividend withholding tax is applicable to any dividends paid by us even if we are no more Dutch tax resident. However, Dutch Revenue is not willing to confirm this until now. We will therefore be required to identify our shareholders in order to assess whether there are Dutch resident holders of our ordinary shares or non-Dutch resident holders of our ordinary shares with a permanent establishment in the Netherlands to which the ordinary shares are attributable in respect of which Dutch dividend withholding tax has to be withheld on dividends paid. Such identification may not always be possible in practice. According to Dutch Revenue, Dutch dividend withholding tax must also be withheld on dividends paid in as far as the identity of our shareholders cannot be assessed. Withholding of both French and Dutch dividend withholding tax may occur in certain scenarios. Once we anticipate distributing a dividend, identification of our shareholders (by ourselves or a paying agent) is typically required in order to effectuate such dividend payments and could limit the Dutch dividend withholding tax that may need to be withheld.
Generally, the Dutch dividend withholding tax will not be borne by us, but will be withheld from the gross dividends paid on our ordinary shares. A 15% Dutch dividend withholding tax will in principle be levied on the gross amount of dividend. The term “dividends” for Dutch dividend withholding tax purposes includes, but is not limited to:

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

•
the nominal value of ordinary shares issued to a shareholder or an increase of the nominal value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

•
partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of shareholders has resolved in advance to make such a repayment and provided that the nominal value of the ordinary shares concerned has been reduced by a corresponding amount by way of an amendment of our articles of association.

Notwithstanding the above, as part of the Multilateral Instrument of the Action Plan on Base Erosion and Profit Shifting of the OECD, a principal purpose test (“PPT”) should be applied alongside the double tax treaty between the Netherlands and France as of 1 January 2020. This PPT requires that the benefits of a tax treaty should not be available if it is reasonable to conclude, having regard to all relevant facts and circumstances, that obtaining that benefit was one of the principal purposes of any arrangement or transaction that resulted directly or indirectly in that benefit, unless it is established that granting that benefit in these circumstances would be in accordance with the object and purpose of the relevant provisions of that treaty.
In theory, the Dutch Revenue may take the position that one of the principal purposes of the transfer of the place of effective management of the Company to France was to obtain a tax benefit under the double tax treaty between the Netherlands and France, being the benefit that the Netherlands cannot levy a dividend withholding tax anymore (except for the cases as stated above). On this basis, they could argue that the PPT is met and, hence, that the treaty would effectively not apply and that the Netherlands would be allowed to levy Dutch dividend withholding tax on dividends distributed, irrespective to which shareholder. Considering the background of the Corporate Seat Transfer it seems unlikely that the Dutch Revenue would be able to successfully take the position.
French Financial Transaction Tax and Registration Duties on Disposition of our Shares
In its decision of 13 December 2017 on the equivalence of the legal and supervisory framework of the United States of America for national securities exchanges and alternative trading systems in accordance with Directive 2014/65/EU of the European Parliament and of the Council, the European Commission decided that for the purposes of Article 23, paragraph 1, of Regulation (EU) No 600/2014, the legal and supervisory framework of the United States applicable to the NYSE are considered equivalent to the requirements applicable to regulated markets, within the meaning of Directive 2014/65/EU, as they result from Regulation (EU) No 596/214, Title III of Directive 2014/65/EU, Title II of Regulation (EU) No 600/2014 and Directive 2004/109/EC, together with effective supervision and sanctions regime.
Article 198 of the Pacte Act came into force on June 10, 2019 and modified Article L. 228-1 paragraph 7 of the French Commercial Code to allow an intermediary to be registered as the “registered intermediary” (intermédiaire inscrit) on behalf of any holders of shares of companies which are admitted to trading solely on a market in a non-EU country considered equivalent to a regulated market pursuant to paragraph (a) of Article 25(4) of Directive EC2014/65/EU (which includes the NYSE).
However, the NYSE is not formally recognized as a foreign regulated market by the French Financial Market Authority (the “AMF”).
French financial transaction tax
The comments below (i) relate exclusively to the book-entry transfers of our ordinary shares within DTC and (ii) are notably based on the French Ruling.
Pursuant to Article 235 ter ZD of the French tax code, purchases of equity instruments or similar securities (such as American Depositary Receipts) of a French company listed on a regulated market of the EU or on a foreign regulated market formally recognized as such by the AMF are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year.

The French financial transaction tax will not be due on the purchases of ordinary shares of the Company as long as the NYSE is not a foreign regulated market formally recognized as such by the AMF and Article 235 ter ZD of the French tax code is not modified.
French registration duties
The comments below (i) relate exclusively to the book-entry transfers of our ordinary shares within DTC and (ii) are notably based on the French Ruling.
Transfers of shares issued by a French corporation for consideration are generally subject to registration duties at the rate of 0.1% (i) when the French corporation is listed on a regulated market within the meaning of Article L 421-1 of the French Monetary Code, on a multilateral trading facility within the meaning of Article L 424-1 of the French Monetary Code, or on any foreign equivalent market operating under similar conditions, when the transfer is evidenced by a written agreement, and (ii) when the French corporation is not listed on any the above mentioned markets, irrespective of whether the transfer is evidenced by a written agreement.
The NYSE has been considered equivalent to a regulated market pursuant to paragraph (a) of Article 25(4) of Directive EC2014/65/EU. Thus, we believe that the NYSE should be deemed to be a foreign market operating under similar conditions to regulated markets within the meaning of Article L 421-1 of the French Monetary Code or multilateral trading facilities within the meaning of Article L 424-1 of the French Monetary Code.
Therefore, the following transactions on ordinary shares of the Company should not give rise to the duty provided for in Article 726 of the French tax code:

•	transactions on shares of the Company realized on the NYSE;

•
over the counter sales of ordinary shares of the Company published on the market or communicated to the regulator in application of the MIF Directive or foreign provisions equivalent to the MIF Directive, provided that they are not evidenced by a written agreement; and

•
over the counter transactions carried out on ordinary shares of the Company in connection with transactions that are the subject of the same publishing or communication obligations, provided that they are not evidenced by a written agreement.

French withholding tax treatment of the sale or other disposition of the rights on our ordinary shares
French tax residents
No French withholding tax will apply on the sale, exchange, repurchase or redemption (other than redemption proceeds which may, under certain circumstances be partially or fully characterized as dividends under French domestic tax law or administrative guidelines) of their rights on the ordinary shares of the Company by French tax residents.
Non-French tax residents
A shareholder who is not a French resident for French tax purposes will not be subject to French tax on capital gain from the sale, exchange, repurchase or redemption (other than redemption proceeds which may, under certain circumstances be partially or fully characterized as dividends under French domestic tax law or administrative guidelines) of its rights on the ordinary shares of the Company, unless (i) the shareholder is domiciled, established or incorporated out of France in a non-cooperative State or territory as defined in Article 238-0 A 1, 2 and 2 bis-1° of the French tax code, (ii) the rights on the shares of the Company form part of the property of a permanent establishment that the shareholder has in France or (iii) the shareholder has held, directly or indirectly, at any time during the past years preceding the date of disposal, and as relates to individuals together with his spouse, ascendants and descendants, rights to more than 25% of the profits of the Company.
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
Sale, Exchange or Other Disposition
For U.S. federal income tax purposes, a U.S. Holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized for our ordinary shares and the U.S. Holder’s tax basis in such ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year generally are eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss. You are urged to consult your tax advisors regarding the tax consequences if a non-U.S. tax is imposed on a sale, exchange or other disposition of our ordinary shares, if any, including the availability of the foreign tax credit or deduction under your particular circumstances.
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
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	Material Modifications to the Rights of Security Holders
The information called for by this Item has been reported in the Current Report on Form 6-K filed on December 12, 2019, with the Securities and Exchange Commission, and all exhibits attached thereto, which is incorporated by reference into this Annual Report.

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
Constellium’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2019 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on such criteria, Constellium’s management has concluded that, as of December 31, 2019, the Company´s internal control over financial reporting is effective.

C.	Attestation report of the registered public accounting firm.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.

D.	Changes in Internal Control over Financial Reporting
During the period covered by this report, we have not made any change to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that the members of our audit committee, Mmes. Walker and Brooks and Messrs. Paschke and Ormerod satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that each of Ms. Walker and Messrs. Paschke and Ormerod is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.
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
Item 16C. Principal Accountant Fees and Services
PricewaterhouseCoopers Audit has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2019.
The following table sets out the aggregate fees for professional services and other services rendered to us by PricewaterhouseCoopers in the years ended December 31, 2019 and 2018, and breaks down these amounts by category of service:

	For the year ended December 31,
	2019	2018
	(€ in thousands)
Audit fees	3,948	4,048
Audit-related fees	448	224
Tax fees	202	276
All other fees	2	3
Total(1)	4,600	4,551
__________________
(1) Including out-of-pocket expenses amounting to €423,000 and €439,000 for the years ended December 31, 2019 and 2018, respectively.
Audit Fees
Audit fees consist of fees related to the annual audit of our Consolidated Financial Statements, and our statutory financial statements, the audit of the statutory financial statements of our subsidiaries, other audit or interim review services provided in connection with statutory and regulatory filings or engagements.
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
None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant’s Certifying Accountant
None.
Item 16G. Corporate Governance
As a foreign private issuer listed on the NYSE, we are subject to NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Following the Transfer, we intend to rely on the NYSE Listed Company Manual with respect to our corporate governance to the extent possible under French law.
The following are the significant ways in which our corporate governance practices differ from those required for U.S. companies listed on the NYSE following the Transfer.

•
Audit Committee-The Board’s audit committee is responsible for selecting our statutory auditors and making a recommendation to our Board regarding the terms of their compensation. As required by French law, the actual appointment of the statutory auditors has to be made by the shareholders at a general meeting of the shareholders. Such appointment was made at our last shareholders' meeting held on November 25, 2019 and became effective on December 12, 2019.

•
Committee Powers-While the NYSE Listed Company Manual empowers board committees with decision-making authority that can be delegated by a company’s board, under French law, committees of the Company recommend to the full Board, which will be the decision-making body (not its committees).

•
Executive Sessions/Communications with Independent Directors-French law does not require for our independent directors to meet regularly without management, nor does it require the independent directors to meet alone in executive session at least once a year, as required by the NYSE Listed Company Manual. However, if our independent directors decide to engage in either or both of these activities, they will be permitted to do so. In practice, our independent directors regularly meet among themselves for discussions, but we do not expect them to be under any requirement to do so under our Articles of Association or French law. In addition, French law does not require a method for interested parties to communicate with our independent directors.

•
Equity Compensation Plans-French law requires shareholder approval at a general meeting of the shareholders to adopt an equity compensation plan, which is consistent with the shareholder vote required by the NYSE Listed Company Manual. It is common practice after obtaining such shareholder approval for the shareholders of a French company to then delegate to such company’s board the authority to decide on the specific terms of the granting of equity compensation, within the limits of the shareholders’ authorization. The shareholders of the Company at the general meeting held on November 25, 2019 voted on such an authorization (effective as of December 12, 2019) to delegate such authority to the Board, and going forward we expect our Board to perform such functions for the Company.

•
Corporate Governance Guidelines-A Board Internal Charter is required by the NYSE Listed Company Manual for U.S. companies listed on the NYSE that would set forth certain corporate governance practices of a listed company’s board. Our Board Internal Charter after the Transfer covers all items required by the NYSE Listed Company Manual subject to certain differences set forth by French law, particularly with respect to Committee powers (as described above) and conflict of interest transactions (as described below).

•
Conflicts of Interest-Pursuant to French law and the Articles of Association, any agreement (directly or through an intermediary) between the Company and any director of the Company that is not entered into (i) in the ordinary course of business and (ii) under normal terms and conditions will be subject to the prior authorization of the Board, excluding the participation and vote of the interested director. As required by French law, any such agreement will also be subject to approval at the next ordinary shareholders’ meeting (by a simple majority, excluding the vote of interested persons). If the transaction has not been pre-approved by the Board, it can be nullified if it has prejudicial consequences for the Company. If it is not approved by the shareholders, interested directors may be held liable for any prejudicial consequences for the Company of the unapproved transaction; such transaction will nevertheless remain valid, unless it is nullified in case of fraud. The foregoing requirements also apply to agreements between the Company and another entity if one of the Company’s directors is an owner, a general partner, manager, director, general manager, member of the executive or supervisory board of the other entity, as well as to agreements in which one of the Company’s directors has an indirect interest. Aside from the foregoing requirements, there are no specific provisions prohibiting conflicted directors to participate or vote at a Board meeting. However, as a general rule under French law, directors must act in the interest of the Company.

In addition to the above differences, the following are corporate governance provisions applicable to the Company under French law and our Articles of Association:
Rights of Shareholders and Shareholder Meetings
Under French law and in general, each shareholder is entitled to one vote per share at any general shareholders’ meeting. A general shareholders meeting is held annually to, inter alia, approve the annual accounts. General shareholders meeting (including annual meetings) can be ordinary and/or extraordinary, depending upon the resolutions submitted to the vote.
At an extraordinary general shareholders’ meeting (which votes upon any proposal to change the articles of association), majority is 2/3 of the votes validly cast. The quorum necessary for such a meeting to be validly held on the date set by the first convening notice is 1/4 of the voting shares. If this quorum is not reached, a second meeting is convened with an agenda identical to the first meeting. If the quorum at the second meeting is not reached, the second meeting can be postponed to a date no later than two months after the date on which the second meeting was convened. The quorum for such second or postponed meeting, as the case may be, to be validly held is 1/5 of the voting shares.
At an ordinary shareholders’ meeting (which votes upon any proposal within the competence of a general shareholders’ meeting other than an extraordinary shareholders meeting such as approval of annual financial statements or appointment of directors), majority is simple majority (more than 50%) of the votes validly cast. Majority at special meetings is 2/3 of the votes validly cast. The quorum necessary for such a meeting to be validly held on the date set by the first convening notice is 1/5 of the voting shares. If this quorum is not reached, a second meeting is convened with an agenda identical to the first meeting; no quorum is required for such second meeting.
Special meetings bring together the holders of shares of a specified class, should it be created, to decide on an amendment to the rights relating to the shares of this class. The quorum necessary for such a meeting to be validly held on the date set by the first convening notice is 1/3 of the voting shares, and, failing which, 1/5 for the meeting held on the date set by the second convening notice or in the case of postponement of the second meeting.
French law does not provide for cumulative voting. The right to participate in a shareholders’ meeting is granted to all the shareholders whose shares are fully paid up and for whom a right to attend shareholders’ meetings has been established by registration of their shares in their names or names of the authorized intermediary acting on their behalf on the second business day prior to the shareholders’ meeting at midnight (Paris time) (the “French Record Date”), either in the “au nominatif” shares accounts held by the company (or an agent acting on its behalf) or in the “au porteur” shares accounts held by the authorized intermediary.

Shareholders holding shares registered on the U.S. Register (which include all shares which are listed on the NYSE, held through a DTC participant and shares directly recorded in the name of their holder with Computershare) will continue to vote through a process similar to the one currently in place, with the following main differences:

•
their voting instructions will be transmitted to the Company via the French Intermediary, acting as intermediary for the account of all shareholders registered on the U.S. Register, in accordance with articles L. 228-1 et seq. of the French Commercial Code;

•	the French Record Date will be set;

•	an additional record date will be fixed for all shareholders registered on the U.S. Register, which date will be the 25th day before the meeting (the “U.S. Mailing Record Date”); and

•
shareholders who purchase shares between the U.S. Mailing Record Date and the French Record Date will be entitled to participate and vote at the shareholders’ meeting as long as they continue to be shareholders on the French Record Date. However, given the short time between the French Record Date and the shareholders’ meeting date, shareholders as of the French Record Date may not have received the notices and information received by shareholders holding shares registered on the U.S. Register as of the U.S. Mailing Record Date. To the extent that shareholders as of the U.S. Mailing Record Date have sent voting instructions and sold or otherwise transferred their shares as of the French Record Date, such voting instructions will be invalidated or modified by the Company, as the case may be, in accordance with articles R. 225-85 and R. 225-86 of the French Commercial Code.

Shareholder Proposals and Action by Written Consent
Pursuant to French law, the board of directors is required to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months after the end of each prior fiscal year.
The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders’ meeting, the independent auditors may call the meeting. In a bankruptcy, the liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of the share capital, or

•	any interested party or the workers committee in cases of urgency.
Shareholders holding a majority of the capital or voting rights after a public take-over bid or exchange offer or the transfer of a controlling block of shares may also convene a shareholders’ meeting. In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action with respect to the dismissal and appointment of directors.
Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors within 10 days of the publication of the convening notice (avis de reunion) by one or several shareholders holding a specified percentage of shares. The percentage required to be held depends on the amount of the share capital of the Company; based on the Company’s issued share capital of €2,757,348.36 as of December 31, 2019, this percentage would be 2.91%. Under French law, shareholders’ action by written consent is not permitted in a Societas Europaea.
Shareholder Suits
French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a company in the company’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the company and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders. The plaintiff must remain a shareholder throughout the duration of the legal action. There is no other case where shareholders may initiate a derivative action to enforce a right of a company.
A shareholder may alternatively or cumulatively bring an individual legal action against the directors, provided he or she has suffered distinct damages from those suffered by the company. In this case, any damages awarded by the court are paid to the relevant shareholder.

Repurchase of Shares; Pre-emptive Rights; Shareholder Vote on Certain Reorganizations
Under French law, a private company (which our company is for French law purposes for so long as it is listed on the NYSE only) may not subscribe for newly issued shares in its capital but may, however, acquire its own shares for the following purposes only:

•
With a view to distributing within one year of their repurchase the relevant shares to employees or managers under a profit-sharing, restricted free share or share option plan, not to exceed 10% of the share capital;

•	In payment or in exchange for assets acquired by the company within two years of their repurchase, not to exceed 5% of the share capital;

•	To sell the relevant shares to any shareholders willing to purchase them as part of a process organized by the company within five years, not to exceed 10% of the share capital.
Shares acquired but not used in accordance with the above purposes must be cancelled.
As of today, the Company does not have in place an authorization granted to the Board of Directors to purchase its own shares.
The Company may also acquire its own shares to decrease its share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction.
Under French law, in case of issuance of additional shares or other securities giving right, immediately or in the future, to new shares for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the extraordinary meeting deciding or authorizing the capital increase. In case such rights are not waived by the extraordinary general meeting, each shareholder may individually either exercise, or assign or not exercise its preferential rights.
Generally, under French law, completion of a legal merger (fusion), demerger (scission), dissolution, sale, lease or exchange of all or substantially all of a company’s assets, requires:

•	the approval of the board of directors; and

•
 the approval by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting, or in the case of a legal merger (fusion) with a non-EU company, approval of all the shareholders of the company.

Anti-Takeover Provisions and Shareholder Disclosure Thresholds
Anti-Takeover Provisions
French law does not contain provisions restricting or making difficult to change the composition of the board of directors following a change of control.
French law allows shareholders at general meetings to delegate the authority to the board of directors to issue shares or warrants to subscribe for shares, which may make it more difficult for a shareholder to obtain control over our general meeting of shareholders.
Crossing of Threshold Notifications
According to the Articles of Association, any natural persons or legal entities acting alone or in concert, who come to own, directly or indirectly, a number of shares equal to or greater than 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3% or 90% of the total number of shares or voting rights must, within five (5) trading days after the shareholding threshold is crossed, upwards or downwards, notify the Company, by certified letter with acknowledgment of receipt, of the total number of shares or voting rights that they own alone, directly or indirectly, or in concert.

The notification includes information on (i) the number of securities held giving deferred rights to the shares to be issued and the corresponding voting rights, and (ii) the number of shares already issued or the voting rights they may acquire.
Furthermore, according to the Articles of Association, any persons or entities who hold a number of shares equal to or greater than 10%, 15%, 20% or 25% of the total number of shares or voting rights in the Company shall inform the Company of the objectives they intend to pursue over the six (6) months to come.
Following a period of six (6) months, any persons or entities who continue to hold a number of shares or voting rights equal to or greater than the fractions mentioned hereinabove, shall renew their statement of intent, in compliance with the aforementioned terms, for each new period of six (6) months.
This statement shall specify whether the shareholder is acting alone or in concert, if he plans to discontinue or continue his purchases, to acquire or not the control of the Company, to request his appointment or that of one or several persons as director.
The Company reserves the right to share with the public and shareholders either the objectives that it has been notified of, or the relevant person’s failure to comply with the aforementioned obligation.
For the application of the preceding subparagraphs, the shares or voting rights listed in paragraphs 1 to 8 of Article L. 233-9 I of the French Commercial Code shall be considered equivalent to the shares or voting rights held by a shareholder.
Mandatory Takeover Bid
According to the Articles of Association, any natural or legal persons, acting alone or in concert under Article L. 233-10 of the French Commercial Code, who comes into possession, otherwise than following a voluntary takeover bid, directly or indirectly, of more than 30% of the capital or voting rights of the Company, shall file a draft takeover bid on all the capital and securities granting access to the capital or voting rights, and on terms that comply with applicable United States securities law, rules of the SEC and NYSE rules.
The same requirement applies to natural or legal persons, acting alone or in concert, who directly or indirectly own a number between 30% and half of the total number of equity securities or voting rights of the company and who, in less than twelve consecutive months, increase the holding, in capital or voting rights, of at least 1% of the total number of equity securities or voting rights of the Company.
When a draft offer is submitted, the price proposed must be at least equal to the highest price paid by the offeror, acting alone or in concert within the meaning of Article L. 233-10 of the French Commercial Code, over a period of twelve (12) months preceding the event giving rise to the obligation to submit the draft offer.
In the event of a clear change in the characteristics of the Company, if the market for its securities so justifies or in the absence of a transaction by the offeror, acting alone or in concert, over the Company’s shares during the twelve-month period mentioned in the first paragraph, the price will be fixed by an expert appointed in accordance with Article 1592 of the French Civil Code and determined according to objective evaluation criteria usually used, the characteristics of the Company and the market of its securities, it being specified that the expert will be required to take into account, in its assessment, the criteria identified by the Commission des Opérations de Bourse, the AMF and the French courts.
The obligation to file a draft public offer does not apply if the person or persons concerned justify to the Company the fulfillment of one of the conditions listed in Articles 234-7 and 234-9 of the AMF General Regulations. In the event of disagreement between the parties, an expert will be appointed by the president of the commercial court, ruling in the form of interim relief, for the purpose of determining whether or not it is necessary to file a draft public offer, it being specified that the expert will be required to apply the relevant provisions of the AMF General Regulations as well as the criteria issued by the French Conseil des Marchés Financiers, the AMF and the French courts.
Any breach of the obligation to file a takeover bid as provided in the Articles of Association may give rise to claims for damages or, as the case may be, action for injunctive relief.
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
Parent Company Condensed Financial Information is included herein in Note 33 to the Consolidated Financial Statements.
The Financial Statements of Constellium-UACJ ABS LLC are included herein as Exhibit 10.31 of this Annual Report pursuant to Rule 3-09 of Regulation S-X promulgated by the United States Securities and Exchange Commission.
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:
EXHIBIT INDEX

4.1
Second Amendment to Credit Agreement, dated as of March  25, 2013, among Constellium Holdco B.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the new Term Lenders party thereto, Deutsche Bank Trust Company Americas, as the Existing Administrative Agent, and Deutsche Bank AG New York Branch, as the successor Administrative Agent (incorporated by reference to Exhibit 4.2 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.2
Third Amendment to Credit Agreement, dated as of July  31, 2013, among Constellium N.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

4.3
ABL Credit Agreement, dated as of May  25, 2012, among Constellium Holdco II B.V., Constellium U.S. Holdings I, LLC, Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders from time to time party hereto, and Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.4
First Amendment to Credit Agreement, dated as of January  7, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.5 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.5
Second Amendment to Credit Agreement, dated as of March  20, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.4 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.6
Third Amendment to Credit Agreement, dated as of October  1, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders party thereto, and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated by reference to Exhibit 4.6 of Constellium N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

4.7
Fourth Amendment to Credit Agreement, dated as of May  7, 2014, among Constellium Rolled Products Ravenswood, LLC, as borrower, Deutsche Bank Trust Company Americas, as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 4.8 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.8
Indenture, dated as of May  7, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.750% Senior Notes due 2024 (incorporated by reference to Exhibit 4.7 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.9
Supplemental Indenture, dated as of March  31, 2015, among Constellium Neuf Brisach and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.15 of Constellium N.V.’s Form 20-F furnished on April  18, 2016, File No. 001-35931)

4.10
Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH  & Co. KG, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.11
Third Supplemental Indenture (5.750% Senior Notes due 2024), dated as of February  16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.12
Fourth Supplemental Indenture, dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.12 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.12.1
Fifth Supplemental Indenture (5.750% Senior Notes due 2024), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.2 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.13
Indenture, dated as of May  7, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.625% Senior Notes due 2021 (incorporated by reference to Exhibit 4.8 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.14
Supplemental Indenture, dated as of March  31, 2015, among Constellium Neuf Brisach, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.18 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.15
Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH  & Co. KG, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.19 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.16
Third Supplemental Indenture (4.625% Senior Notes due 2021), dated as of February  16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.20 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.17
Fourth Supplemental Indenture, dated as of November 30, 2017, among Constellium International S.A.S., Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.17 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.17.2
Fifth Supplemental Indenture (4.625% Senior Notes due 2021), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.1 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.18
Indenture, dated as of December  19, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 8.00% Senior Notes due 2023 (incorporated by reference to Exhibit 4.12 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.19
Supplemental Indenture, dated as of March  31, 2015, among Constellium Neuf Brisach, Constellium N.V., and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.21 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.20
Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH  & Co. KG, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.22 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.21
Supplemental Indenture (8.00% Senior Notes due 2023), dated as of February  16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.24 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.22
Indenture, dated as of December  19, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 7.00% Senior Notes due 2023 (incorporated by reference to Exhibit 4.13 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.23
Supplemental Indenture, dated as of March  31, 2015, among Constellium Neuf Brisach, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.24 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.24
Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH  & Co. KG, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.25 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.25
Supplemental Indenture (7.00% Senior Notes due 2023), dated as of February  16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.28 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.26
Indenture, dated as of March  30, 2016, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 7.875% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 4.26 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.27
Supplemental Indenture (7.875% Senior Secured Notes due 2021), dated as of February  16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.30 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.28
Parity Lien Intercreditor Agreement, dated as of March  30, 2016, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.27 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.29
Indenture, dated as of December  11, 2013, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent, providing for the issuance of the 8 3/4% Senior Secured Notes due 2018 (incorporated by reference to Exhibit 4.14 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.30
First Supplemental Indenture, dated as of April  16, 2014, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.29 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.31
Second Supplemental Indenture, dated as of June  4, 2014, among WAC I, LLC, Wise Metals Group LLC, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.30 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.32
Third Supplemental Indenture, dated as of October  17, 2014, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.31 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.33
Credit Agreement, dated as of December  11, 2013, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Administrative Agent (incorporated by reference to Exhibit 4.15 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.34
Waiver and Amendment No. 1 to Credit Agreement, dated as of March  4, 2014, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.33 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.35
Consent and Amendment No. 2 to Credit Agreement, dated as of June  30, 2014, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.34 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.36
Amendment No. 3 to Credit Agreement, dated as of November  26, 2014, by and among Wise Alloys LLC, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.37
Consent and Amendment No. 4 to Credit Agreement, dated as of December  23, 2014, by and among Wise Alloys LLC, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.17 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.38
Amendment No. 5 to Credit Agreement, dated as of March  23, 2015, among Wise Alloys LLC, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.37 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.39
Amendment No. 6 to Credit Agreement, dated as of November  4, 2015, by and among Wise Alloys LLC, as Borrower, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.38 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.40
Amendment No. 7 to Credit Agreement, dated as of February  7, 2017, by and among Wise Alloys LLC, as Borrower, the other credit parties party thereto, the lenders party thereto, and Wells Fargo Bank, National Association, as successor Agent (incorporated by reference to Exhibit 4.43 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.41
Indenture, dated as of February  16, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 6.625% Senior Notes due 2025 (incorporated by reference to Exhibit 4.45 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.42
Indenture, dated as of November 9, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.875% Senior Notes due 2026 (incorporated by reference to Exhibit 4.42 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.43
First Supplemental Indenture (5.875% Senior Notes due 2026), dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.43 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.43.1
Second Supplemental Indenture (5.875% Senior Notes due 2026), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.4 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.44
Indenture, dated as of November 9, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.250% Senior Notes due 2026 (incorporated by reference to Exhibit 4.44 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.45
First Supplemental Indenture (4.250% Senior Notes due 2026), dated as of November 30, 2017, among Constellium International S.A.S., Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.45 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.45.1
Second Supplemental Indenture (4.250 % Senior Notes due 2026), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.5 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.46
Credit Agreement, by and among Wise Alloys LLC and Constellium Rolled Products Ravenswood, LLC, as Borrowers, Wise Metals Group LLC and Constellium US Holdings I, LLC, as Loan Parties, Constellium Holdco II B.V., as Parent Guarantor, the lenders party thereto, Wells Fargo Bank, N.A., as Administrative Agent and Collateral Agent, the Joint Lead Arrangers and Joint Bookrunners party thereto, and the Co-Syndication Agents party thereto, dated as of June 21, 2017 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

4.46.1
Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, and Constellium Bowling Green LLC, as Borrowers, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, and Constellium Property and Equipment Company, LLC, as Loan Parties, Constellium International S.A.S., as Parent Guarantor, the lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of February 20, 2019 (incorporated by reference to Exhibit 4.46.1 of Constellium N.V.’s Form 20-F furnished March 11, 2019, File No. 001-35931)

4.46.2
Amendment No. 1 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of May 10, 2019 (incorporated by reference to Exhibit 4.6 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.47
Underwriting Agreement, dated as of October  31, 2017, by and among the Company, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as representatives of the underwriters named therein (incorporated by reference to Exhibit 99.1 of Constellium N.V.’s Form 6-K filed on November 3, 2017, File. No. 001-35931)

4.48
First Supplemental Indenture (6.625% Senior Notes due 2025), dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.48 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.48.1
Second Supplemental Indenture (6.625% Senior Notes due 2025), dated as of February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

10.1
Amended and Restated Shareholders Agreement, dated May  29, 2013, among Constellium N.V. and the other signatories thereto (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

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

10.15	Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.15.1	Amendment to the Constellium N.V. 2013 Equity Incentive Plan, effective as of May 24, 2018 (incorporated by reference to Exhibit 99.2 of Constellium N.V.’s Form S-8 furnished on June 27, 2018)

10.15.2	Amendment No. 2 to the Constellium N.V. 2013 Equity Incentive Plan, effective as of June 28, 2019 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Form 6-K furnished on June 28, 2019)

10.15.3
Amendment No. 3 to the Constellium N.V. 2013 Equity Incentive Plan, effective as of December 12, 2019 (incorporated by reference to Exhibit 10.1 of Constellium SE’s Form 6-K furnished on December 12, 2019)

10.16
Form of Restricted Stock Unit Award Agreement under the Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 of Constellium N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

10.17
Unit Purchase Agreement between Constellium N.V., Wise Metals Holdings LLC and Silver Knot, LCC, dated October  3, 2014 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Form 6-K furnished on October 3, 2014)

10.18
Receivables Purchase Agreement, dated as of March  23, 2015, between Wise Alloys Funding LLC, as Seller, Wise Alloys LLC, as Servicer, and HSBC Bank USA, National Association, as Purchaser (incorporated by reference to Exhibit 10.16 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

10.19
First Amendment to Receivables Purchase Agreement, dated as of October  27, 2015, between Wise Alloys Funding LLC, as Seller, Wise Alloys LLC, as Servicer, and HSBC Bank USA, National Association, as Purchaser (incorporated by reference to Exhibit 10.20 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

10.20
Amended and Restated Receivables Purchase Agreement, dated November  22, 2016, among Wise Alloys LLC, as Servicer, Wise Alloys Funding II LLC, as Seller, Hitachi Capital America Corp., as Purchaser, Intesa Sanpaolo S.p.A., New York Branch, as Purchaser, and Greensill Capital Inc., as Purchaser Agent (incorporated by reference to Exhibit 10.23 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

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

10.24
Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of June 13, 2017 (incorporated by reference to Exhibit 10.2 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.24.1
Second Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of March 29, 2018 (incorporated by reference to Exhibit 10.24.1 of Constellium N.V.’s Form 20-F furnished March 11, 2019, File No. 001-35931)‡

10.25
Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of April 21, 2017 (incorporated by reference to Exhibit 10.3 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.25.1
First Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser and Greensill Capital Inc., as purchaser agent, dated June 28, 2016 (incorporated by reference to Exhibit 10.4 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.25.2
Second Omnibus Amendment, dated as of January 25, 2017, among Wise Alloys LLC, as Servicer, Wise Alloys Funding II LLC, as Seller, Hitachi Capital America Corp., as Purchaser, Intesa Sanpaolo S.p.A., New York Branch, as Purchaser, and Greensill Capital Inc., as Purchaser Agent (incorporated by reference to Exhibit 10.24 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.25.3
Third Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital Inc., as purchaser agent, dated May 12, 2017 (incorporated by reference to Exhibit 10.5 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.25.4
Fourth Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as successor purchaser agent to Greensill Capital Inc., dated January 2, 2018 (incorporated by reference to Exhibit 10.31 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

10.25.5
Fifth Omnibus Amendment, by and among Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC), as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as purchaser agent, dated October 22, 2018 (incorporated by reference to Exhibit 10.25.5 of Constellium N.V.’s Form 20-F furnished March 11, 2019, File No. 001-35931)

10.25.6
Sixth Omnibus Amendment, by and among Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC), as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as purchaser agent, dated September 30, 2019**

10.28
Amendment and Restatement Agreement, by and among Constellium lssoire, Constellium Neuf Brisach and Constellium Extrusions France, as Sellers, Constellium Holdco II BV, as Parent Company, Constellium Switzerland AG, as Sellers’ Agent, and FactoFrance S.A.S., as Factor, dated as of April 19, 2017 (incorporated by reference to Exhibit 10.6 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

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

10.30.1	2018 Long Term Incentive Award Agreement, effective as of May 25, 2018 (incorporated by reference to Exhibit 10.30.1 of Constellium N.V.’s Form 20-F furnished March 11, 2019, File No. 001-35931)

10.30.2
Form of 2018 Long Term Incentive Award Letter for a grant of Restricted Stock Units (incorporated by reference to Exhibit 10.30.2 of Constellium N.V.’s Form 20-F furnished March 11, 2019, File No. 001-35931)

10.30.3
Form of 2018 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units (incorporated by reference to Exhibit 10.30.3 of Constellium N.V.’s Form 20-F furnished March 11, 2019, File No. 001-35931)

10.30.4	Long Term Incentive Award Letter-Clarification, dated as of June 26, 2018 (incorporated by reference to Exhibit 10.30.4 of Constellium N.V.’s Form 20-F furnished March 11, 2019, File No. 001-35931)

10.30.5	Form of 2019 Long Term Incentive Award Letter for a grant of Restricted Stock Units**

10.30.6	Form of 2019 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units**

10.31	Constellium-UACJ ABS LLC Financial Statements as of and for the years ended December 31, 2018, 2017 and 2016**

10.32
Information under the heading “Description of Capital Stock” in Constellium N.V.’s Registration Statement on Form F-3ASR, filed with the SEC on October 30, 2017 (incorporated by reference to the “Description of Capital Stock” in Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.33
Constellium US Holdings I, LLC U.S. Nonqualified Deferred Compensation and Restoration Plan, effective as of January 1, 2019 (incorporated by reference to Exhibit 10.34 of Constellium N.V.’s Form 20-F furnished March 11, 2019, File No. 001-35931)

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 9, 2020**

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 9, 2020**

13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated as of March 9, 2020**

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated as of March 9, 2020**

15.1	Consent of Independent Registered Public Accounting Firm**

15.2	Consent of Independent Registered Public Accounting Firm**

21.1	List of subsidiaries**

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**
__________________
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

CONSTELLIUM SE

By:	/s/ Jean-Marc Germain
	Name:	Jean-Marc Germain
	Title:	Chief Executive Officer
Date: March 9, 2020

INDEX TO FINANCIAL STATEMENTS
Constellium SE Audited Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Constellium SE
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Constellium SE and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income/ (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as endorsed by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 2.2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting, appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Goodwill Impairment Assessment - Packaging and Automotive Rolled Products (“P&ARP”) group of cash-generating units
As described in Notes 2 and 18 to the consolidated financial statements, the Company’s consolidated goodwill balance was €455 million at December 31, 2019, and the goodwill associated with the P&ARP group of cash-generating units (the “CGU Group”) was €448 million. Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the recoverable amount of the group of cash-generating units, being the higher of value-in-use and fair value less costs of disposal, to the carrying amount. At December 31, 2019, the recoverable value of the CGU Group has been determined based on its value-in-use. This value is estimated from cash flow projections based on the financial budget approved by management and covering a 5-year period. Cash flows beyond this period are estimated using a perpetual long-term growth rate for the subsequent years. The value-in-use is the sum of discounted cash flows over the projected period and the terminal value. Discount rates are determined based on the weighted-average cost of capital of each cash-generating unit.
The principal consideration for our determination that performing procedures relating to the goodwill impairment assessment of the CGU Group is a critical audit matter is that there was significant judgment by management when developing the value-in-use of the CGU Group. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including perpetual growth rates and the discount rate. In addition, the audit required the involvement of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Company’s group of cash-generating units. These procedures also included, among others, understanding and testing management’s process for developing the estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the discount rate, perpetual growth rates, and projected cash flows. Evaluating management’s assumptions related to perpetual growth rates and projected cash flows involved the consideration of (i) the current and past performance of the group of cash-generating units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate. The procedures also included assessment of the adequacy of the company’s disclosures on goodwill impairment assessment and assumptions used.
Recoverability of deferred tax assets
As described in Notes 2 and 20 to the consolidated financial statements, the Company recognized deferred income tax assets in relation to recoverable tax losses and temporary differences between the accounting base and the tax base of assets and liabilities at December 31, 2019 amounting to €161 million. Of this amount, €75 million is recognized related to recoverable tax losses. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized. The deferred income tax assets related to recoverable tax losses were determined based on the expected future taxable income per tax jurisdiction, the applicable tax rates and local expiry periods of tax losses. Management exercised significant judgment in determining that, based on the expected taxable income of the entities, it is more likely than not that a total of €1,009 million of unused tax losses and deductible temporary differences, with a related tax impact of €259 million at December 31, 2019, will not be used.
The principal consideration for our determination that performing procedures relating to the recoverability of deferred income tax assets is a critical audit matter is the significant management judgement involved in considering whether or not it is likely that deferred income tax assets will be utilized. This in turn led to a high degree of auditor judgment and effort in evaluating management’s assessment of the underlying trends and assumptions in the forecasts of taxable profit.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, understanding the controls relating to management’s assessment of the recoverability of deferred income tax assets and testing their effectiveness, examining the deferred income tax assets by jurisdiction and agreeing the forecasted future taxable profits with approved business plans for each entity. They also included assessing whether the underlying trends and assumptions in the forecasts of taxable profit were consistent with those used in the impairment tests, and the past performance against the expected future tax profits in the business plans used by the company. The procedures also included consideration of the applicable tax rates and local expiry periods of tax losses together with any applicable restrictions in recovery for each individual jurisdiction, and assessment of the adequacy of the company’s disclosures on deferred tax assets and assumptions used.
Neuilly-sur-Seine, France
PricewaterhouseCoopers Audit
/s/ Pierre Marty

Pierre Marty
Partner
March 9, 2020
We have served as the Company’s auditor since 2011.

CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Revenue	4	5,907	5,686	5,237
Cost of sales		(5,305)	(5,148)	(4,682)
Gross profit		602	538	555
Selling and administrative expenses		(276)	(247)	(247)
Research and development expenses		(48)	(40)	(36)
Restructuring costs		(4)	(1)	(4)
Other gains / (losses) - net	9	(19)	154	70
Income from operations		255	404	338
Finance costs - net	11	(175)	(149)	(260)
Share of income / (loss) of joint-ventures	19	2	(33)	(29)
Income before income tax		82	222	49
Income tax expense	12	(18)	(32)	(80)
Net income / (loss)		64	190	(31)
Income attributable to:
Equity holders of Constellium		59	188	(31)
Non-controlling interests		5	2	—
Net income / (loss)		64	190	(31)
Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Basic	13	0.43	1.40	(0.28)
Diluted	13	0.41	1.37	(0.28)
The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Net income / (loss)		64	190	(31)
Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations		(61)	24	12
Income tax on remeasurement on post-employment benefit obligations		13	(6)	(8)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	24	(8)	(25)	46
Net investment hedges	24	4	(4)	—
Income tax on hedges	20	2	8	(15)
Currency translation differences		1	10	(20)
Other comprehensive (loss) / income		(49)	7	15
Total comprehensive income / (loss)		15	197	(16)
Attributable to:
Equity holders of Constellium		10	195	(15)
Non-controlling interests		5	2	(1)
Total comprehensive income / (loss)		15	197	(16)
The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At December 31, 2019	At December 31, 2018
Assets
Current assets
Cash and cash equivalents	14	184	164
Trade receivables and other	15	474	587
Inventories	16	670	660
Other financial assets	23	22	30
		1,350	1,441
Non-current assets
Property, plant and equipment	17	2,056	1,666
Goodwill	18	455	422
Intangible assets	18	70	70
Investments accounted for under the equity method	19	1	1
Deferred income tax assets	20	185	163
Trade receivables and other	15	60	64
Other financial assets	23	7	74
		2,834	2,460
Total Assets		4,184	3,901
Liabilities
Current liabilities
Trade payables and other	21	999	968
Borrowings	22	201	57
Other financial liabilities	23	35	60
Income tax payable		14	8
Provisions	26	23	46
		1,272	1,139
Non-current liabilities
Trade payables and other	21	21	27
Borrowings	22	2,160	2,094
Other financial liabilities	23	23	29
Pension and other post-employment benefit obligations	25	670	610
Provisions	26	99	94
Deferred income tax liabilities	20	24	22
		2,997	2,876
Total Liabilities		4,269	4,015
Equity
Share capital	28	3	3
Share premium	28	420	420
Retained deficit and other reserves		(519)	(545)
Equity attributable to equity holders of Constellium		(96)	(122)
Non controlling interests		11	8
Total Equity		(85)	(114)
Total Equity and Liabilities		4,184	3,901
The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non-controlling interests	Total equity
At January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)
Net income	—	—	—	—	—	—	59	59	5	64
Other comprehensive (loss) / income	—	—	(48)	(2)	1	—	—	(49)	—	(49)
Total comprehensive (loss) / income	—	—	(48)	(2)	1	—	59	10	5	15
Transactions with equity holders
Share-based compensation	—	—	—	—	—	16	—	16	—	16
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
At December 31, 2019	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non-controlling interests	Total equity
At January 1, 2018	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)
Change in accounting policies	—	—	—	—	—	—	(2)	(2)	—	(2)
At January 1, 2018, restated	3	420	(147)	13	(7)	25	(636)	(329)	8	(321)
Net income	—	—	—	—	—	—	188	188	2	190
Other comprehensive income / (loss)	—	—	18	(21)	10	—	—	7	—	7
Total comprehensive income / (loss)	—	—	18	(21)	10	—	188	195	2	197
Transactions with equity holders
Share issuance	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	12	—	12	—	12
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
At December 31, 2018	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non-controlling interests	Total equity
At January 1, 2017	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)
Net loss	—	—	—	—	—	—	(31)	(31)	—	(31)
Other comprehensive income / (loss)	—	—	4	31	(19)	—	—	16	(1)	15
Total comprehensive income / (loss)	—	—	4	31	(19)	—	(31)	(15)	(1)	(16)
Transactions with equity holders
Share issuance	1	258	—	—	—	—	—	259	—	259
Share-based compensation	—	—	—	—	—	8	—	8	—	8
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—
At December 31, 2017	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)
The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Net income / (loss)		64	190	(31)
Adjustments
Depreciation and amortization	17, 18	256	197	171
Finance costs - net	11	175	149	260
Income tax expense	12	18	32	80
Share of (income) / loss of joint-ventures	19	(2)	33	29
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net		(33)	86	(54)
Losses / (gains) on disposal	9	3	(186)	3
Other - net		16	14	7
Interest paid		(158)	(129)	(185)
Income tax paid		(6)	(23)	(18)
Change in trade working capital
Inventories		57	(9)	(99)
Trade receivables		104	(145)	(91)
Trade payables		(31)	(27)	124
Margin calls		5	(5)	—
Change in provisions and pension obligations		(25)	(58)	(24)
Other working capital		4	(53)	(12)
Net cash flows from operating activities		447	66	160
Purchases of property, plant and equipment	5	(271)	(277)	(276)
Acquisition of subsidiaries net of cash acquired		(83)	—	—
Proceeds from disposals, net of cash		2	200	2
Equity contribution and loan to joint ventures		—	(24)	(41)
Other investing activities		(1)	10	23
Net cash flows used in investing activities		(353)	(91)	(292)
Net proceeds received from issuance of shares		—	—	259
Proceeds from issuance of Senior Notes	22	—	—	1,440
Repayment of Senior Notes	22	(100)	—	(1,559)
Lease repayments	22	(86)	(15)	(13)
Proceeds / (repayments) from revolving credit facilities and other loans	22	109	(68)	29
Payment of deferred financing costs and exit fees		—	—	(118)
Transactions with non-controlling interests		(4)	—	—
Other financing activities		5	1	23
Net cash flows (used in) / from financing activities		(76)	(82)	61
Net increase / (decrease) in cash and cash equivalents		18	(107)	(71)
Cash and cash equivalents - beginning of year		164	269	347
Effect of exchange rate changes on cash and cash equivalents		2	2	(7)
Cash and cash equivalents - end of year	14	184	164	269
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements
NOTE 1 - GENERAL INFORMATION
Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in North America, Europe and China and operates 28 production facilities, 3 administrative centers and 3 R&D centers. The Group has approximately 13,200 employees.
Constellium SE (formerly Constellium N.V.) is a parent company of the Group. On June 28, 2019, the Company was converted from a Dutch public limited liability company (Naamloze Vennootschap, N.V.) into a Dutch Societas Europaea (SE) and changed its name from Constellium N.V. to Constellium SE. On December 12, 2019, Constellium SE completed the transfer of its head office from the Netherlands to France and became a French Societas Europaea (SE). The business address (head office) of Constellium SE is Washington Plaza, 40-44 rue Washington, 75008 Paris, France.
Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium SE and its subsidiaries.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
2.1 Statement of compliance
The Consolidated Financial Statements of Constellium SE and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group’s application of IFRS results in no difference between IFRS as issued by the IASB and IFRS as endorsed by the EU (https://ec.europa.eu/info/law/international-accounting-standards-regulation-ec-no-1606-2002_en).
The Consolidated Financial Statements were authorized for issue by the Board of Directors on March 9, 2020.
2.2 Application of new and revised IFRS
The Group has adopted IFRS 16 - Leases and IFRIC 23 - Uncertainty over Income Tax treatment effective January 1, 2019.
Several other amendments and interpretations apply for the first time in 2019, but do not have any impact on the Consolidated Financial Statements of the Group. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
IFRS 16 - Leases
IFRS 16 - Leases deals with principles for the recognition, measurement, presentation and disclosures of leases. The standard provides an accounting model, requiring a lessee to recognize assets and liabilities for leases.
Right-of-use assets
The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and are adjusted for remeasurement of lease liabilities resulting from a change in future lease payments arising from a change in an index or a rate, or a change in the assessment of whether the purchase, extension or termination options will be exercised.
The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognizes a lease liability measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentive receivables, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expense in the period in which the event or condition that triggers the payment occurs.
In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the implicit interest rate in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced by the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, or a change in the assessment to purchase the underlying asset.
Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date and which do not contain a purchase option. The Group also applies the low-value asset recognition exemption to leases of assets with a value below €5,000. Lease payments on short-term leases and low-value asset leases are recognized as expense on a straight-line basis over the lease term.
The standard replaced IAS 17 - Leases and is effective for accounting periods beginning on or after January 1, 2019. The Group adopted IFRS 16 retrospectively with the cumulative effect of initially applying the standard recognized at the initial date of application. The Group elected to apply the practical expedients for low-value assets, short-term leases and lease and non-lease components as a single component. In addition, the Group elected for the relief provision of IFRS 16 and did not apply IFRS 16 to contracts that were not previously identified as containing a lease under IAS 17 and IFRIC 4.
On January 1, 2019, the Group recognized lease liabilities for €102 million and corresponding right-of-use assets for €102 million for leases previously accounted for as operating leases, excluding initial direct costs, based on an average incremental borrowing rate of 7.6% and no cumulative effect adjustment to the opening balance of retained earnings was recognized.

(in millions of Euros)	Carrying amount December 31, 2018	IFRS16 impact	Carrying amount January 1, 2019
Property, plant and equipment	1,666	102	1,768
Borrowings	(2,151)	(102)	(2,253)
As of December 31, 2018, commitments for leases previously accounted for as operating leases amounted to €133 million. The difference compared to the lease liabilities recognized as of January 1, 2019 is primarily explained by the impact of discounting and the recognition of short-term leases and low-value asset leases on a straight-line basis as expense, partially offset by adjustments as a result of extension options.
IFRIC 23 - Uncertainty over Income Tax treatment
This interpretation provides guidance on how to determine an entity’s taxable result where there is uncertainty over whether tax positions taken by an entity will be accepted by the tax authority. The recognition criteria is based on the assessment of whether the tax authority will accept a tax treatment, on a more-likely-than-not basis, assuming that the tax authority has full knowledge of all relevant information. Uncertain tax positions recognized are measured using either (i) the most likely amount between two possible outcomes or (ii) the weighted average amount of several possible outcomes (expected value), depending on which is thought to give a better prediction of the resolution of the uncertainty.
The Group adopted IFRIC 23 using the cumulative effect method of adoption at the date of initial application. There was no cumulative effect adjustment to the opening balance of retained earnings as of January 1, 2019.
The adoption of IFRIC 23 resulted in the reduction of provisions by €20 million to increase Income tax payable and reduce deferred income tax assets and current tax receivables at January 1, 2019.

2.3 New standards and interpretations not yet mandatorily applicable
The Group has not applied the following new standards and interpretations that have been issued but are not yet effective and which could affect the Group’s future Consolidated Financial Statements:
Amendments to IFRS 3: Definition of a Business
In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test.
Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition.
Amendments to IAS 1 and IAS 8: Definition of Material
In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, 'Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.' The amendments to the definition of material is not expected to have a significant impact on the Group’s Consolidated Financial Statements.
The Group plans to adopt the new standards and interpretations on their required effective dates.
2.4 Basis of preparation
In accordance with IAS 1- Presentation of Financial Statements, the Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.
The Group's financial position, its cash flows, liquidity position and borrowing facilities are described in the Consolidated Financial Statements in NOTE 14 - Cash and Cash Equivalent, NOTE 22 - Borrowings and NOTE 24 - Financial Risk Management.
The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants.
Accordingly, the Group continues to adopt the going concern basis in preparing the Consolidated Financial Statements. Management considers that this assumption is not invalidated by the Group’s negative equity at December 31, 2019. This assessment was confirmed by the Board of Directors on March 5, 2020.
2.5 Presentation of the operating performance of each operating segment and of the Group
In accordance with IFRS 8 - Operating Segments, operating segments are based upon the product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.
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
Joint venture investments are initially recorded at cost. They are subsequently increased or decreased by the Group’s share in the profit or loss, or by other movements reflected directly in the equity of the entity.
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
Acquisition related costs are expensed as incurred and are included in Other gains / (losses) - net in the Consolidated Income Statement.
Cash-generating units
The reporting units, which generally correspond to industrial sites, are the lowest level of the Group’s internal reporting and have been identified as cash-generating units.

Goodwill
Goodwill arising from a business combination is carried at cost as established at the date of the business combination less accumulated impairment losses, if any.
Goodwill is allocated at the operating segment levels which are the groups of cash-generating units that are expected to benefit from the synergies of the combination. The operating segments represent the lowest level within the Group at which goodwill is monitored for internal management purposes.
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
Non-current assets and disposal groups classified as held for sale & Discontinued operations
IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations defines a discontinued operation as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components, (ii) is classified as held for sale or has been disposed of, and (iii) represents a separate major line of business or geographic areas of operations.
Assets and liabilities are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition.
Assets and liabilities are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.
Assets and liabilities held for sale are presented in separate lines in the Consolidated Statement of Financial Position of the year during which the decision to sell is made.

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
Foreign currency transactions
Transactions denominated in currencies other than the functional currency are recorded in the functional currency at the exchange rate in effect at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Income Statement, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented within Finance costs - net.
Realized foreign exchange gains and losses that relate to commercial transactions are presented in Cost of sales. All other foreign exchange gains and losses, including those that relate to foreign currency derivatives hedging commercial transactions where hedge accounting has not been applied, are presented within Other gains / (losses) - net.
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
The net differences arising from exchange rate translation are recognized in the Consolidated Statement of Comprehensive Income / (Loss).
The following table summarizes the main exchange rates used for the preparation of the Consolidated Financial Statements :

Foreign exchange rate for 1 Euro		Year ended December 31, 2019		Year ended December 31, 2018		Year ended December 31, 2017
		Average rate	Closing rate	Average rate	Closing rate	Average rate	Closing rate
U.S. Dollars	USD	1.1193	1.1234	1.1798	1.1450	1.1273	1.1993
Swiss Francs	CHF	1.1121	1.0854	1.1546	1.1269	1.1103	1.1702
Czech Koruna	CZK	25.6698	25.4080	25.6452	25.7240	26.3151	25.5349
Revenue from Contracts with Customers
Under IFRS 15, revenue is recognized in an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.
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

Revenue from product sales, measured at the fair value of the consideration received or receivable, should be recognized at the point in time when control of the asset is transferred to the customer, generally upon delivery. In certain limited circumstances, the Group may be required to recognize revenue over time for products that have no alternative use and for which the Group has an enforceable right to payment for production completed to date.
Revenue from product sales, net of trade discounts, allowances and volume-based incentives, is recognized for the amount the Group expects to be entitled to, generally upon delivery, and provided persuasive evidence that control has transferred.
Contract liabilities consist of expected volume discounts, rebates, incentives, refunds and penalties and price concessions. Contract liabilities are presented in Trade payables and other.
Research and development costs
Costs incurred on development projects are recognized as intangible assets when the following criteria are met:

–	It is technically feasible to complete the intangible asset so that it will be available for use;

–	Management intends to complete and use the intangible asset;

–	There is an ability to use the intangible asset;

–	It can be demonstrated how the intangible asset will generate probable future economic benefits;

–	Adequate technical, financial and other resources to complete the development and use or sell the intangible asset are available; and

–	The expenditure attributable to the intangible asset during its development can be reliably measured.
Development expenditures that do not meet these criteria are expensed as incurred. Development costs previously recognized as expenses cannot be recognized as an asset in a subsequent period.
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
Other gains / (losses) - net separately identifies other unusual, infrequent or non-recurring items. Such items are those that, in management’s judgment, need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.
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
Property, plant and equipment
Recognition and measurement
Property, plant and equipment acquired by the Company are recorded at cost, which comprises the purchase price, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Borrowing costs, including interests, directly attributable to the acquisition or construction of a Property, plant and equipment are included in the cost. Subsequent to the initial recognition, Property, plant and equipment are measured at cost less accumulated depreciation and impairment, if any. Costs are capitalized into construction work-in-progress until such projects are completed and the assets are available for use.
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

–	Buildings 10 – 50 years;

–	Machinery and equipment 3 – 40 years;

–	Vehicles 5 – 8 years.
Intangible assets
Recognition and measurement
Technology and customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses. The useful lives of the Group intangible assets are assessed to be finite.
Amortization
Intangible assets are amortized over the estimated useful lives of the related assets using the straight-line method as follows:

–	Technology 20 years;

–	Customer relationships 25 years;

–	Software 3 – 5 years.
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

Any impairment loss is recognized in the line Impairment in the Consolidated Income Statement.
Financial Instruments

i.	Classification and measurement

•	Financial assets
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

iii.
Assets at fair value through profit or loss are comprised of derivatives except when designated as hedging instruments in a hedging relationship that qualifies for hedge accounting in accordance with IAS 39, ‘Financial instruments’. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the Consolidated Income Statement.

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
Financial assets subject to IFRS 9’s expected credit loss model includes: cash and cash equivalents, trade receivables and other and loans to joint ventures.

iii.	Offsetting financial instruments
Financial assets and liabilities are offset and the net amount reported in the Consolidated Statement of Financial Position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
Derivatives financial instruments
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument for accounting purposes, and if so, the nature of the item being hedged.
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
Credit Value Adjustments are calculated for asset derivatives based on Constellium counterparties credit risk. Debit Value Adjustments are calculated for credit derivatives based on Constellium's own credit risk. The fair value method used is based on historical probability of default, provided by leading rating agencies.
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
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in Other Comprehensive Income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Income Statement in ‘Other gains / (losses) - net’.
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
Leases (Prior to January 1, 2019)
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
Legal, tax and other potential claims
Provisions for legal claims are made when it is probable that liabilities will be incurred and when such liabilities can be reasonably estimated. For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals, process and outcomes of similar historical matters, amongst others. Once an unfavorable outcome is considered probable, management weights the probability of possible outcomes and the most likely loss is recorded. Legal matters are reviewed on a regular basis to determine if there have been changes in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss. Depending on their nature, these costs may be charged to the line Cost of sales or Other gains / (losses) - net in the Consolidated Income Statement. Included in other potential claims are provisions for product warranties and guarantees to settle the net present value portion of any settlement costs for potential future legal actions, claims and other assertions that may be brought by Constellium’s customers or the end-users of products. Provisions for product warranty and guarantees are charged to the line Cost of sales in the Consolidated Income Statement. When any legal action, claim or assertion related to product warranty or guarantee is settled, the net settlement amount incurred is charged against the provision established in the Consolidated Statement of Financial Position. The outstanding provision is reviewed periodically for adequacy and reasonableness by Constellium management.
Management establishes tax reserves and accrues interest thereon, if deemed appropriate, in expectation that certain tax positions other than income tax may be challenged and that the Group might not succeed in defending such positions, despite management’s belief that the positions taken were fully supportable.

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
The amount charged to the Consolidated Income Statement in respect of these plans is included within the Income / (loss) from operations except for the net Interest costs, which are included within Finance costs - net.
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
These assumptions are subject to risk and uncertainty. Any material changes in these assumptions could result in a significant change in a cash-generating units’ recoverable value or in a goodwill impairment. Details of the key assumptions applied are set out in NOTE 18 - Intangible Assets (including Goodwill).
Pension, other post-employment benefits and other long-term employee benefits
The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions and its determination requires the application of judgment. Assumptions used and judgments made in determining the defined benefit obligations and net pension costs include discount rates, rates of future compensation increase as well as the criteria considered to determine, in the context of a plan amendment, when the plan amendment has occurred.
Any material changes in these assumptions could result in a significant change in employee benefit expenses recognized in the Consolidated Income Statement or actuarial gains and losses recognized in Equity and prepaid and accrued benefits. Details of the key assumptions made and judgments applied are set out in NOTE 25 - Pensions and Other Post-Employment Benefit Obligations.
Income Taxes
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
Provisions
Provisions have been recorded for: (a) close-down and restoration costs; (b) environmental remediation and monitoring costs; (c) restructuring programs; (d) legal and other potential claims including provisions for tax risks other than income tax, product warranty and guarantees, at amounts which represent management’s best estimates of the expenditure required to settle the obligation at the date of the Consolidated Statement of Financial Position. Expectations are revised each year until the actual liability is settled, with any difference accounted for in the year in which the revision is made. Main assumptions used are described in NOTE 26 - Provisions.

NOTE 3 - ACQUISITION OF CONSTELLIUM-BOWLING GREEN
Constellium-UACJ ABS LLC was a joint venture in which Constellium held a 51% interest and was created in 2014. The joint venture started its operations in 2016, operating a facility located in Bowling Green, Kentucky and supplying aluminium sheet to the North American automotive industry. At creation date, we determined that, under the terms of the joint venture agreement, we did not control Constellium- UACJ ABS LLC because our existing rights associated with the decision-making process did not give us the ability to direct the relevant activities of the joint venture unilaterally and as a result, Constellium did not have power over the joint venture until January 10, 2019.
The acquisition of 49% of Constellium-UACJ ABS LLC was completed on January 10, 2019, strengthening our position in the North American Auto Body Sheet market. The entity was renamed Constellium Bowling Green LLC ("Bowling Green") and is fully consolidated in 2019.
In accordance with IFRS 3 - Business combinations, Constellium has recognized the assets acquired and liabilities assumed, measured at fair value at the acquisition date. The following table reflects the goodwill arising as a result of the allocation of purchase price to the Bowling Green assets acquired and liabilities assumed at January 10, 2019:

(in millions of Euros)	Fair Value
Cash and cash equivalents	4
Trade receivables and other	49
Inventories	65
Property, plant and equipment	165
Deferred tax assets	3
Trade payables and other	(41)
Borrowings	(75)
Net asset acquired at fair value	170
Goodwill	24
Total Consideration	194
Total consideration includes €87 million of cash consideration paid for the 49% stake in Constellium-UACJ ABS LLC, €69 million for the fair value of Constellium’s previously held interest in Constellium-UACJ ABS LLC and €38 million from the effective settlement of preexisting trade receivables with Constellium-UACJ ABS LLC.
Property, Plant and Equipment, Inventories and Borrowings were remeasured at fair value. The €24 million of goodwill is the result of expected synergies and will be amortized over 15 years for tax purposes.
Considering the industries served, its major customers and product lines, Bowling Green and its related assets and liabilities are included in the Packaging and Automotive Rolled Products (P&ARP) operating segment.
Acquisition costs were recognized as expenses in Other gains / (losses) - net in the Consolidated Income Statement (€1 million in 2019).
For the year-ended December 31, 2019, Bowling Green revenue was €333 million and net loss of €48 million.

NOTE 4 - REVENUE
4.1 Disaggregation of revenue
The following table presents our revenue by product line:

(in millions of Euros)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Packaging rolled products	2,172	2,245	2,146
Automotive rolled products	816	636	483
Specialty and other thin-rolled products	151	169	176
Aerospace rolled products	863	773	760
Transportation, Industry and other rolled products	557	566	541
Automotive extruded products	797	714	614
Other extruded products	551	573	504
Other	—	10	13
Total Revenue	5,907	5,686	5,237
The following table presents our revenue by destination of shipment:

(in millions of Euros)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
France	563	554	557
Germany	1,260	1,339	1,217
United Kingdom	194	175	188
Switzerland	68	77	123
Other Europe	1,078	1,038	940
United States	2,175	1,897	1,691
Canada	89	107	78
Asia and Other Pacific	277	300	270
All Other	203	199	173
Total Revenue	5,907	5,686	5,237
Revenue is recognized at a point in time, except for certain products representing less than 1% of total revenue with no alternative use for which we have a right to payment.

NOTE 5 - OPERATING SEGMENT INFORMATION
Management has defined Constellium’s operating segments based upon the product lines, markets and industries it serves, and prepares and reports operating segment information to Constellium’s chief operating decision maker (CODM) (see NOTE 2 - Summary of Significant Accounting Policies) on that basis.
Packaging and Automotive Rolled Products (P&ARP)
P&ARP produces thin-gauge rolled products for customers in the beverage and closures, automotive, customized industrial sheet solutions and high-quality bright surface product markets. P&ARP operates four facilities, in three countries and had approximately 4,000 employees at December 31, 2019.
Aerospace and Transportation (A&T)
A&T focuses on thick-gauge rolled high value-added products for customers in the aerospace, defense and mass-transportation markets and engineering industries. A&T operates six facilities in three countries and had approximately 4,000 employees at December 31, 2019.
Automotive Structures and Industry (AS&I)
AS&I focuses on specialty products and supplies a variety of hard and soft alloy extruded products, including a range of technically advanced products, to the automotive, rail, industrial, energy and building industries, and to manufacturers of mass transport vehicles and shipbuilders. AS&I operates eighteen facilities in ten countries and had approximately 4,800 employees at December 31, 2019.
Holdings & Corporate
Holdings & Corporate includes the net cost of Constellium’s head office and corporate support functions (including our technology centers).
Intersegment elimination
Intersegment transactions are conducted on an arm’s length basis and reflects market prices.
The accounting principles used to prepare the Group’s operating segment information are the same as those used to prepare the Group’s Consolidated Financial Statements.
5.1 Segment Revenue

	Year ended December 31, 2019			Year ended December 31, 2018			Year ended December 31, 2017
(in millions of Euros)	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue
P&ARP	3,149	(10)	3,139	3,059	(9)	3,050	2,812	(7)	2,805
A&T	1,462	(42)	1,420	1,389	(50)	1,339	1,335	(34)	1,301
AS&I	1,351	(3)	1,348	1,290	(3)	1,287	1,123	(5)	1,118
Holdings & Corporate (A)	—	—	—	10	—	10	13	—	13
Total	5,962	(55)	5,907	5,748	(62)	5,686	5,283	(46)	5,237

(A)	For the years ended December 31, 2018 and 2017, the Holdings & Corporate segment included revenue from supplying metal to third parties.

5.2 Segment Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
P&ARP		273	243	204
A&T		204	152	146
AS&I		106	125	120
Holdings & Corporate		(21)	(22)	(22)
Adjusted EBITDA		562	498	448
Metal price lag (A)		(46)	—	22
Start-up and development costs (B)		(11)	(21)	(17)
Manufacturing system and process transformation costs		—	—	(2)
Bowling Green one-time costs related to the acquisition (C)		(5)	—	—
Share based compensation costs		(16)	(12)	(8)
Gains on pensions plan amendments (D)	25	1	36	20
Depreciation and amortization	17,18	(256)	(197)	(171)
Restructuring costs		(4)	(1)	(4)
Unrealized gains / (losses) on derivatives	9	33	(84)	57
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	9	—	—	(4)
(Losses) / gains on disposals (E)	9	(3)	186	(3)
Other (F)		—	(1)	—
Income from operations		255	404	338
Finance costs - net	11	(175)	(149)	(260)
Share of income / (loss) of joint-ventures	19	2	(33)	(29)
Income before income tax		82	222	49
Income tax expense	12	(18)	(32)	(80)
Net income / (loss)		64	190	(31)

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

(B)
For the years ended December 31, 2019, 2018 and 2017, start-up and development costs include €11 million, €21 million and €16 million, respectively, related to new projects in our AS&I operating segment.

(C)	For the year ended December 31, 2019, Bowling Green one-time costs related to the acquisition include the non-cash reversal of the inventory step-up.

(D)
For the year ended December 31, 2018, the Group amended one of its OPEB plans in the U.S., which resulted in a €36 million gain. For the year ended December 31, 2017, amendments to certain Swiss pension plans, U.S. pension plans and OPEB resulted in a €20 million gain.

(E)
In July 2018, Constellium completed the sale of the North Building assets of its Sierre plant in Switzerland to Novelis and contributed the Sierre site shared infrastructure to a joint-venture with Novelis, in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building assets which had been leased and operated by Novelis since 2005. For the year ended December 31, 2018, the transaction generated a €190 million net gain (See NOTE 32 - Subsidiaries and Operating Segments).

(F)
For the year ended December 31, 2017, other includes €3 million of legal fees and lump-sum payments in connection with the renegotiation of a new 5-year collective bargaining agreement offset by accrual reversals of unused provisions related to one-time loss contingencies.

5.3 Segment capital expenditure

(in millions of Euros)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
P&ARP	(96)	(97)	(115)
A&T	(72)	(70)	(73)
AS&I	(97)	(105)	(83)
Holdings & Corporate	(6)	(5)	(5)
Capital expenditures	(271)	(277)	(276)
5.4 Segment assets
Segment assets are comprised of total assets of Constellium by segment, less deferred income tax assets, cash and cash equivalents and other financial assets.

(in millions of Euros)	At December 31, 2019	At December 31, 2018
P&ARP	1,951	1,791
A&T	856	831
AS&I	703	544
Holdings & Corporate	276	304
Segment assets	3,786	3,470
Deferred income tax assets	185	163
Cash and cash equivalents	184	164
Other financial assets	29	104
Total Assets	4,184	3,901
5.5 Information about major customers
No single customer contributed 10% or more to the Group's revenue for the year ended December 31, 2019. Revenue in the P&ARP segment from sales to the Group’s largest customer was €812 million for the year ended December 31, 2018. Revenue in the P&ARP segment from sales to the Group’s two largest customers was €1,364 million for the year ended December 31, 2017. No other single customer contributed 10% or more to the Group’s revenue for 2018 and 2017.
NOTE 6 - INFORMATION BY GEOGRAPHIC AREA
Property, plant and equipment are reported based on the physical location of the assets:

(in millions of Euros)	At December 31, 2019	At December 31, 2018
United States	926	740
France	656	613
Germany	250	181
Czech Republic	106	84
Other	118	48
Total	2,056	1,666

NOTE 7 - EXPENSES BY NATURE

(in millions of Euros)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Raw materials and consumables used	(3,535)	(3,561)	(3,197)
Employee benefit expenses	(1,038)	(927)	(907)
Energy costs	(162)	(140)	(138)
Sub-contractors	(100)	(92)	(99)
Freight out costs	(156)	(143)	(124)
Professional fees	(97)	(74)	(77)
Lease expenses	(13)	(31)	(27)
Depreciation and amortization	(256)	(197)	(171)
Other operating expenses	(276)	(271)	(229)
Other gains / (losses) - net	(19)	154	70
Total operating expenses	(5,652)	(5,282)	(4,899)
NOTE 8 - EMPLOYEE BENEFIT EXPENSES

(in millions of Euros)	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Wages and salaries		(994)	(889)	(872)
Pension costs - defined benefit plans	25	(19)	(20)	(21)
Other post-employment benefits	25	(9)	(6)	(6)
Share-based compensation	31	(16)	(12)	(8)
Total employee benefit expenses		(1,038)	(927)	(907)
NOTE 9 - OTHER GAINS / (LOSSES) - NET

(in millions of Euros)	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Realized (losses) / gains on derivatives (A)		(49)	14	—
Unrealized gains / (losses) on derivatives at fair value through profit and loss - net (A)	5	33	(84)	57
Unrealized exchange losses from the remeasurement of monetary assets and liabilities - net	5	—	—	(4)
Gains on pension plan amendments (B)	25	1	36	20
(Losses) / gains on disposal (C)		(3)	186	(3)
Other		(1)	2	—
Total other gains / (losses) - net		(19)	154	70

(A)
Realized gains and losses are related to derivatives entered into with the purpose of mitigating exposure to volatility in foreign currencies and commodity prices. Unrealized gains and losses are related to derivatives that do not qualify for hedge accounting.

(B)
For the year ended December 31, 2018, the Group amended one of its OPEB plans in the U.S., which resulted in a €36 million gain. For the year ended December 31, 2017, amendments to certain Swiss pension plans, U.S. pension plans and OPEB resulted in a €20 million gain.

(C)
In July 2018, Constellium completed the sale of the North Building assets of its Sierre plant in Switzerland to Novelis and contributed the Sierre site shared infrastructure to a joint-venture with Novelis, in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building assets which had been leased and operated by Novelis since 2005. For the year ended December 31, 2018, the transaction generated a €190 million net gain (See NOTE 32 - Subsidiaries and Operating Segments).

NOTE 10 - CURRENCY GAINS / (LOSSES)
Currency gains and losses, which are included in Income from operations, are as follows:

(in millions of Euros)	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Included in Revenue	24	(7)	2	2
Included in Cost of sales		1	2	(4)
Included in Other gains / (losses) - net		9	7	(4)
Total		3	11	(6)
Realized exchange gains / (losses) on foreign currency derivatives - net	24	1	11	(15)
Unrealized gains / (losses) on foreign currency derivatives - net	24	1	(3)	17
Exchange gains / (losses) from the remeasurement of monetary assets and liabilities - net		1	3	(8)
Total		3	11	(6)
See NOTE 23 - Financial Instruments and NOTE 24 - Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.
Foreign currency translation reserve

(in millions of Euros)	At December 31, 2019	At December 31, 2018
Foreign currency translation reserve at January 1	3	(7)
Effect of currency translation differences	1	10
Foreign currency translation reserve at December 31	4	3

NOTE 11 - FINANCE COSTS - NET

(in millions of Euros)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Interest received	—	7	7
Finance income	—	7	7
Interest expense on borrowings (A)	(124)	(118)	(147)
Expenses on factoring arrangements	(19)	(18)	(16)
Interest expense on leases	(13)	(5)	(3)
Net loss on settlement of debt (B)	—	—	(91)
Realized and unrealized gains / (losses) on debt derivatives at fair value (C)	13	28	(79)
Realized and unrealized exchange (losses) / gains on financing activities - net (C)	(3)	(22)	91
Interest cost on pension and other benefits	(16)	(15)	(17)
Other finance expenses (D)	(16)	(10)	(12)
Capitalized borrowing costs (E)	3	4	7
Finance expenses	(175)	(156)	(267)
Finance costs - net	(175)	(149)	(260)

(A)
For the year ended December 31, 2019, the Group incurred mainly (i) €115 million of interest related to Constellium SE Senior Notes and (ii) €7 million of interest expense and fees related to the Muscle Shoals and Ravenswood ABL Facility (“Pan-U.S. ABL”). For the year ended December 31, 2018, the Group incurred (i) €113 million of interest related to Constellium SE Senior Notes, (ii) €4 million of interest expense and fees related to the Pan US ABL.

(B)
For the year ended December 31, 2017, net loss on settlement of debt related to (i) the Muscle Shoals Senior Notes redemption in February 2017 for €13 million and (ii) the Constellium SE Senior Notes redemption in November 2017 for €78 million. The total exit fees incurred and paid related to refinancings in 2017 amounted to €88 million.

(C)
The Group hedges the dollar exposure relating to the principal of its Constellium SE U.S. Dollar Senior Notes, for the portion that has not been used to finance directly or indirectly U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs – net in the Consolidated Income Statement and largely offset the unrealized results related to Constellium SE U.S. Dollar Senior Notes revaluation.

(D)	For the year ended December 31, 2018, other finance expenses include a €6 million net loss resulting from the modification of our loan to Constellium-UACJ ABS LLC in February 2018.

(E)	Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate was 6% for the years ended December 31, 2019, 2018 and 2017.

NOTE 12 - INCOME TAX
The current and deferred components of income tax are as follows:

(in millions of Euros)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Current tax expense	(32)	(30)	(26)
Deferred tax expense	14	(2)	(54)
Total income tax expense	(18)	(32)	(80)
Using a composite statutory income tax rate applicable by tax jurisdiction, the income tax can be reconciled as follows:

(in millions of Euros)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Income before income tax	82	222	49
Composite statutory income tax rate applicable by tax jurisdiction	30.3%	24.1%	31.9%
Income tax expense calculated at composite statutory tax rate applicable by tax jurisdiction	(25)	(53)	(16)
Tax effect of:
Changes in recognized and unrecognized deferred tax assets (A)	(10)	30	(61)
Change in tax laws and rates (B)	21	—	(11)
Other	(4)	(9)	8
Income tax expense	(18)	(32)	(80)
Effective income tax rate	22%	14%	163%

(A)
For the year ended December 31, 2018, changes mainly relate to non-recurring transactions, especially the gain on the sale of the North Building of the Sierre plant and termination of an existing lease agreement, that generated a significant taxable profit compensated by the use of previously unrecognized tax losses carried forward. For the year ended December 31, 2017, changes mainly relate to unrecognized tax losses carried forward.

(B)
For the year ended December 31, 2019, the change in tax laws and rates relates mainly to the application of the Swiss Federal Tax Reform voted in May 2019 and enacted in the Canton where one of our entities is located. For the year ended December 31, 2017, the change in tax laws and rates relates mainly to the decrease in the U.S. income tax rate from 40% to 27% for €16 million and to the gradual decrease in the French tax rate to 25.82% starting 2022.

Our composite statutory income tax rate of 30.3% for the year ended December 31, 2019, 24.1% for the year ended December 31, 2018 and 31.9% for the year ended December 31, 2017 resulted from the statutory tax rates (i) in the United States of 26% in 2019 and 2018, and 40% in 2017, (ii) in France of 34.43% in 2019 and 2018, and 39.2% in 2017 (iii) in Germany of 29%, for each of the last three years (iv) in the Netherlands of 25%, for each of the last three years and (v) in Czech Republic of 19%, for each of the last three years.
The variation in our composite tax rate mainly results from the geographical mix of our pre-tax results.
The increase in our composite tax rate from 24.1% in 2018 to 30.3% in 2019 is mostly related to the gain on the sale of the North Building of the Sierre plant in Switzerland in 2018. The decrease in our composite tax rate from 31.9% in 2017 to 24.1% in 2018 is mostly related to the gain on the sale of the North Building of the Sierre plant.

NOTE 13 - EARNINGS PER SHARE

(in millions of Euros)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	59	188	(31)
Number of shares attributable to equity holders of Constellium

(number of shares)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Weighted average number of ordinary shares used to calculate basic earnings per share	136,856,978	134,761,736	110,164,320
Effect of other dilutive potential ordinary shares (A)	5,788,641	3,384,178	—
Weighted average number of ordinary shares used to calculate diluted earnings per share	142,645,619	138,145,914	110,164,320

(A)	For the year ended December 31, 2017 there were 3,291,875 potential ordinary shares that could have a dilutive impact but were considered antidilutive due to negative earnings.
Earnings per share attributable to the equity holders of Constellium

(in Euro per share)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Basic	0.43	1.40	(0.28)
Diluted	0.41	1.37	(0.28)
NOTE 14 - CASH AND CASH EQUIVALENTS

(in millions of Euros)	At December 31, 2019	At December 31, 2018
Cash in bank and on hand	184	164
Total Cash and cash equivalent	184	164
At December 31, 2019, cash in bank and on hand includes a total of €22 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being immediately available for general use by the other entities within the Group. At December 31, 2018 the amount subject to these restrictions was €18 million.

NOTE 15 - TRADE RECEIVABLES AND OTHER
Trade receivables and other are comprised of the following:

	At December 31, 2019		At December 31, 2018
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables - gross	—	395	—	483
Impairment	—	(2)	—	(2)
Total trade receivables - net	—	393	—	481
Income tax receivables	35	22	28	43
Other taxes	—	35	—	33
Contract assets	16	2	28	2
Prepaid expenses	1	8	1	12
Other	8	14	7	16
Total other receivables	60	81	64	106
Total trade receivables and other	60	474	64	587
15.1 Contract assets

	At December 31, 2019		At December 31, 2018
(in millions of Euros)	Non-current	Current	Non-current	Current
Unbilled tooling costs	16	—	26	—
Other	—	2	2	2
Total Contract assets	16	2	28	2
15.2 Aging
The aging of total trade receivables - net is as follows:

(in millions of Euros)	At December 31, 2019	At December 31, 2018
Not past due	380	453
1 – 30 days past due	10	23
31 – 60 days past due	3	2
61 – 90 days past due	—	2
Greater than 90 days past due	—	1
Total trade receivables - net	393	481
Impairment allowance
Revisions to the impairment allowance arising from changes in estimates are included as either additional allowance or recoveries. An allowance was recognized for €0.4 million during the year ended December 31, 2019 (€1.1 million reversal of allowance recognized during the year ended December 31, 2018).
None of the other amounts included in Other receivables were deemed to be impaired.
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

15.3 Currency concentration
The composition of the carrying amounts of total Trade receivables – net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At December 31, 2019	At December 31, 2018
Euro	126	177
U.S. Dollar	251	284
Swiss franc	3	4
Other currencies	13	16
Total trade receivables - net	393	481
15.4 Factoring arrangements
The Group factors trade receivables in France by entering into factoring agreements with a third party for a maximum capacity of €235 million. This agreement matures on October 29, 2021.
The Group factors trade receivables in Germany, Switzerland and Czech Republic by entering into factoring agreements with a third party for a maximum capacity of €150 million. This agreement matures on October 29, 2021. In addition, the Group sells receivables from one of its German customers under an uncommitted factoring facility whereby receivables sold are confirmed by the customer.
Constellium Automotive USA LLC entered into a factoring agreement which provides for the sale of specific account receivables up to a maximum capacity of $33 million. The facility was amended, on December 10, 2019, to decrease its maximum capacity to $25 million and to extend its maturity to December 10, 2020.
Muscle Shoals entered into a factoring agreement that provides for the sale of specific trade receivables up to a maximum capacity of $375 million. The facility was amended, on September 30, 2019, to decrease its maximum capacity to $300 million and to extend its maturity to September 30, 2021.
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
Under the agreements, at December 31, 2019, the total carrying amount of the original assets factored is €574 million (December 31, 2018: €601 million) of which:

•
€463 million (December 31, 2018: €446 million) have been derecognized from the Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor;

•	€111 million (December 31, 2018: €155 million) were recognized on the Consolidated Statement of Financial Position.
There was no debt due to the factor relating to trade account receivables sold at December 31, 2019 and 2018.
Covenants
The factoring arrangements contain certain customary affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants.
The commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained.
The Group was in compliance with all applicable covenants at December 31, 2019 and 2018.

NOTE 16 - INVENTORIES

(in millions of Euros)	At December 31, 2019	At December 31, 2018
Finished goods	203	165
Work in progress	321	347
Raw materials	106	112
Stores and supplies	74	67
Inventories write down	(34)	(31)
Total inventories	670	660
Constellium records inventories at the lower of cost and net realizable value. Any change in the net realizable value adjustment on inventories is included in Cost of sales in the Consolidated Income Statement.
NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Notes	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at December 31, 2018		18	217	1,227	194	10	1,666
IFRS 16 application		—	82	17	—	3	102
Net balance at January 1, 2019		18	299	1,244	194	13	1,768
Property, plant and equipment acquired through business combination	3	—	40	120	4	1	165
Additions		1	22	81	245	3	352
Disposals		—	—	(5)	—	—	(5)
Depreciation expense		—	(27)	(208)	—	(11)	(246)
Transfer during the year		—	28	203	(242)	11	—
Effects of changes in foreign exchange rates		—	4	16	2	—	22
Net balance at December 31, 2019		19	366	1,451	203	17	2,056
Cost		35	527	2,407	213	46	3,228
Less accumulated depreciation and impairment		(16)	(161)	(956)	(10)	(29)	(1,172)
Net balance at December 31, 2019		19	366	1,451	203	17	2,056

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2018	14	206	1,089	198	10	1,517
Additions	1	5	98	195	4	303
Disposals	—	—	(6)	—	—	(6)
Depreciation expense	(4)	(13)	(161)	—	(6)	(184)
Transfer during the year	6	16	181	(202)	2	3
Effects of changes in foreign exchange rates	1	3	26	3	—	33
Net balance at December 31, 2018	18	217	1,227	194	10	1,666
Cost	33	349	2,000	200	35	2,617
Less accumulated depreciation and impairment	(15)	(132)	(773)	(6)	(25)	(951)
Net balance at December 31, 2018	18	217	1,227	194	10	1,666
Right of use assets
Right of use have been included within the same line item as that within which the corresponding underlying assets would be presented if they were owned.

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at December 31, 2018	24	53	—	77
IFRS 16 application (A)	82	17	3	102
Net balance at January 1, 2019	106	70	3	179
Additions	20	21	2	43
Disposals	—	—	—	—
Depreciation expense	(11)	(18)	(2)	(31)
Transfer during the period	—	(3)	—	(3)
Effects of changes in foreign exchange rates	1	1	—	2
Net balance at December 31, 2019	116	71	3	190
Cost	134	113	5	252
Less accumulated depreciation and impairment	(18)	(42)	(2)	(62)
Net balance at December 31, 2019	116	71	3	190

(A)
The IFRS 16 application included assets acquired through finance leases reclassified as right-of-use assets of €77 million and operating leases recognized as right-of-use assets of €102 million at January 1, 2019.

The total expense relating to short-term leases, low value asset leases and variable lease payments that are still recognized as operating expenses was €13 million for the year ended December 31, 2019.

Depreciation expense and impairment losses
Total depreciation expense and impairment losses relating to property, plant and equipment and intangible assets are presented in the Consolidated Income Statement as follows:

(in millions of Euros)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Cost of sales	(237)	(184)	(160)
Selling and administrative expenses	(13)	(9)	(8)
Research and development expenses	(6)	(4)	(3)
Total	(256)	(197)	(171)
The amount of contractual commitments for the acquisition of property, plant and equipment is disclosed in NOTE 29 - Commitments.
Impairment tests for property, plant and equipment and intangibles assets
A triggering event was identified at December 31, 2019 for Automotive Structure USA cash-generating units due to the fact that actual operating profit and net cash flows were impacted by higher than expected costs related to operational challenges on some of the newer automotive programs.
In accordance with the accounting policies described in Note 2.6 of the Consolidated Financial Statements, the Automotive Structure USA cash- generating units were tested for impairment at December 31, 2019 and management concluded that no impairment charge was required. No triggering events were identified at December 31, 2019 for our other cash-generating units.
No triggering events were identified at December 31, 2018 and 2017 for our cash-generating units.
NOTE 18 - INTANGIBLE ASSETS (INCLUDING GOODWILL)

(in millions of Euros)	Notes	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangible assets (excluding goodwill)
Net balance at January 1, 2019		422	22	18	15	13	2	70
Intangible assets acquired through business combination	3	24	—	—	—	—	—	—
Additions		—	—	1	—	8	—	9
Amortization expense		—	(1)	(8)	(1)	—	—	(10)
Transfer during the year		—	—	7	—	(7)	—	—
Effects of changes in foreign exchange rates		9	—	1	—	—	—	1
Net balance at December 31, 2019		455	21	19	14	14	2	70
Cost		455	87	73	39	16	2	217
Less accumulated depreciation and impairment		—	(66)	(54)	(25)	(2)	—	(147)
Net balance at December 31, 2019		455	21	19	14	14	2	70

(in millions of Euros)	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangible assets (excluding goodwill)
Net balance at January 1, 2018	403	24	18	15	9	2	68
Additions	—	—	2	—	8	1	11
Amortization expense	—	(3)	(8)	(1)	—	(1)	(13)
Transfer during the year	—	—	5	—	(5)	—	—
Effects of changes in foreign exchange rates	19	1	1	1	1	—	4
Net balance at December 31, 2018	422	22	18	15	13	2	70
Cost	422	84	65	39	13	3	204
Less accumulated depreciation and impairment	—	(62)	(47)	(24)	—	(1)	(134)
Net balance at December 31, 2018	422	22	18	15	13	2	70
Impairment tests for goodwill
Goodwill in the amount of €455 million has been allocated to the Group’s operating segment Packaging and Automotive Rolled Products (“P&ARP”) for €448 million, Aerospace and Transportation (“A&T”) for €5 million and Automotive Structures and Industry (“AS&I”) for €2 million.
At December 31, 2019, the recoverable amount of our operating segments has been determined based on value in use calculations.
The recoverable amount of the A&T and AS&I operating segments significantly exceeded their carrying value. No reasonable change in the assumptions used could lead to a potential impairment charge.
For the P&ARP operating segment, the terminal value assumes a normative cash flow and a long term growth rate ranging from 0% to 1.5%. The discount rates applied to cash flows projections range between 9% and 9.5%. It was concluded that the carrying value (€1,763 million) did not exceed the recoverable value (€2,653 million) at December 31, 2019. Accordingly, the impairment test carried out at the P&ARP operating segment level did not lead to a goodwill impairment.
The key assumptions used in the determination of the value in use for the P&ARP operating segment are the discount rates and the perpetual growth rates used to extrapolate cash-flows beyond the forecast year.

–
Discount rates used represent the current market assessment of the risks specific to the P&ARP operating segment taking into consideration the time value of money and the risks associated with the underlying assets.

–	The growth rates used to extrapolate cash-flows beyond the forecast year were developed internally and are consistent with external sources of information.
The calculation of the recoverable value of the P&ARP operating segment is most sensitive to the following assumptions:

–	Discount rate: an increase in the discount rate by 5% would result in the recoverable value equaling the carrying value.

–	Perpetual growth rate: a decrease in the perpetual growth rate by 9% would result in the recoverable value equaling the carrying value.

NOTE 19 - INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD
The acquisition of 49% of Constellium-UACJ ABS LLC was completed on January 10, 2019 and the entity is consolidated since the acquisition date. The remeasurement of the 51% previously held equity interest in Constellium-UACJ ABS LLC at the acquisition date resulted in the recognition of a €2 million profit presented in Share of income / (loss) of joint ventures in the Consolidated Income Statement.
The Group's investment accounted for under the Equity method is Rhenaroll S.A.

(in millions of Euros)	Year ended December 31, 2019	Year ended December 31, 2018
At January 1	1	1
Group share in loss	—	(33)
Reclassified to non-current other financial assets (A)	—	33
At December 31	1	1

(A)
At December 31, 2018, the loan to Constellium-UACJ ABS LLC was, in substance, part of Constellium’s investment in the joint-venture. Thus, Constellium’s accumulated share of the losses of joint-ventures, in excess of the initial investment, was recognized against other financial assets for a cumulative amount of €49 million at December 31, 2018, of which €33 million was recognized during the year ended December 31, 2018.

		Group share of joint venture’s net assets		Group share of joint venture’s profit/ (loss)
(in millions of Euros)	% interest	At December 31, 2019	At December 31, 2018	At December 31, 2019	At December 31, 2018
Constellium-UACJ ABS LLC	51.00%	—	(49)	—	(33)
Rhenaroll S.A. (A)	49.85%	1	1	—	—
Group share		1	(48)	—	(33)
Reclassified to non-current other financial assets		—	49	—	—
Investment in joint venture		1	1	—	(33)

(A)
The Group holds a 49.85% interest in a joint venture named Rhenaroll S.A. (located in Biesheim, France), specialized in the chrome-plating, grinding and repairing of rolling mills’ roll and rollers. Rhenaroll S.A. is a private company with no quoted market price available for its shares. The investment is included in P&ARP segment assets.

Constellium-UACJ ABS LLC financial statements as of and for the year ended December 31, 2018
The information presented hereafter reflects the amounts included in the Consolidated Financial Statements of the relevant entity in accordance with Group accounting principles and not the Company’s share of those amounts.

(in millions of Euros)	At December 31, 2018
Current assets
Cash and cash equivalents	8
Trade receivables and other	49
Inventories	68
Non-current assets
Property, plant and equipment	166
Intangible assets	—
Total Assets	291
Current liabilities
Trade payables and other	79
Borrowings (A)	36
Non-current liabilities
Borrowings (A)	271
Equity	(95)
Total Equity and Liabilities	291

(A)	In February 2018, the shareholders had agreed to modify the terms of their loan to Constellium-UACJ ABS LLC by reducing the interest rate and extending the maturity to March 31, 2023.

(in millions of Euros)	Year ended December 31, 2018
Revenue	262
Cost of sales	(309)
Selling and administrative expenses	(10)
Loss from operations	(57)
Finance costs (A)	(7)
Net loss	(64)

(A)	Finance costs include a €11 million gain related to the shareholders’ loan modification for the year ended December 31, 2018.

NOTE 20 - DEFERRED INCOME TAXES

(in millions of Euros)	At December 31, 2019	At December 31, 2018
Deferred income tax assets	185	163
Deferred income tax liabilities	(24)	(22)
Net deferred income tax assets	161	141
The following tables show the changes in net deferred income tax assets / (liabilities) for the years ended December 31, 2019 and 2018.

(in millions of Euros)	At January 1, 2019	Acquisitions	Recognized in		FX and reclassifications	At December 31, 2019
			Profit or loss	OCI
Long-term assets	(94)	1	(3)	—	(3)	(99)
Inventories	5	—	2	—	1	8
Pensions	116	—	(4)	13	2	127
Derivative valuation	12	—	(8)	2	—	6
Tax losses carried forward (A)	61	—	27	—	(13)	75
Other (B)	41	2	—	—	1	44
Total	141	3	14	15	(12)	161

(A)	The reclassifications resulted primarily from the adoption of IFRIC 23.

(B)	Other results mainly from non-deductible provisions and interest.

(in millions of Euros)	At January 1, 2018	Recognized in		FX	At December 31, 2018
		Profit or loss	OCI
Long-term assets	(76)	(15)	—	(3)	(94)
Inventories	4	1	—	—	5
Pensions	130	(12)	(7)	5	116
Derivative valuation	(20)	22	8	2	12
Tax losses carried forward	78	(13)	—	(4)	61
Other (A)	23	15	—	3	41
Total	139	(2)	1	3	141

(A)	Other results mainly from non-deductible provisions and interest.
Recognized Deferred Tax Assets
Some deferred tax assets in respect of temporary differences and tax losses unused were recognized without being offset by deferred tax liabilities. In accordance with the accounting policies described in Note 2.6 of the Consolidated Financial Statements, a detailed assessment was performed based on expected future performance and taxable income. It concludes that it is more likely than not that the net deferred tax asset balance of €161 million (€141 million at December 31, 2018) will be recoverable.

Unrecognized Deferred Tax Assets
Based on the expected taxable income of the entities, the Group believes that it is more likely than not that a total of €1,009 million (€1,257 million at December 31, 2018) of unused tax losses and deductible temporary differences, will not be used. Consequently, net deferred tax assets have not been recognized. The related tax impact of €259 million (€321 million at December 31, 2018) is attributable to the following:

(in millions of Euros)	At December 31, 2019	At December 31, 2018
Expiring within 5 years	(2)	(45)
Expiring after 5 years and limited	(62)	(89)
Unlimited	(20)	(19)
Tax losses	(84)	(153)
Long-term assets	(104)	(107)
Pensions	(20)	(18)
Other	(51)	(43)
Deductible temporary differences	(175)	(168)
Total	(259)	(321)
Substantially all of the tax losses not expected to be used reside in the United States as of December 31, 2019.
As of December 31, 2018, the holding company in the Netherlands was not expecting to generate sufficient qualifying taxable profits in a foreseeable future to utilize its tax losses. At December 31, 2019, these tax losses were forfeited following the transfer of the head office from the Netherlands to France.
The tax loss carryforwards limited to 20 years generated at one of our main operating entities in the United States are not expected to be utilized. Although this entity is expected to be profitable in the medium or long-term, considering notably the anticipated development of the Automotive Body Sheet business, it has significant non-cash depreciation and financial interest expenses that will result in generating additional tax losses in the coming years. Accordingly, it is not probable that the entity will be able to use at its level, given the absence of an overall U.S. tax group, these tax losses before they expire. Consequently, the related deferred tax assets have not been recognized.
At December 31, 2019 and 2018, most of the unrecognized deferred tax assets on deductible temporary differences on long-term assets and other differences relate to the U.S. An assessment has been performed on the recoverability of the deferred tax assets on deductible temporary differences. The related deferred tax assets on long term assets and on other differences have not been recognized.

NOTE 21 - TRADE PAYABLES AND OTHER

	At December 31, 2019		At December 31, 2018
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	711	—	685
Fixed assets payables	—	43	—	30
Employees' entitlements	—	171	—	160
Taxes payable other than income tax	—	14	—	16
Contract liabilities and other liabilities to customers	6	54	9	68
Other payables	15	6	18	9
Total Other	21	288	27	283
Total Trade payables and other	21	999	27	968
Contract liabilities

	At December 31, 2019		At December 31, 2018
(in millions of Euros)	Non-current	Current	Non-current	Current
Deferred tooling revenue	2	—	—	—
Advance payment from customers	2	5	7	9
Unrecognized variable consideration (A)	2	46	2	57
Other	—	3	—	2
Total contract liabilities and other liabilities to customers	6	54	9	68

(A)	Unrecognized variable consideration consists of expected volume rebates, discounts, incentives, refunds penalties and price concessions.
For the twelve months ended December 31, 2019, €57 million of revenue that related to contract liabilities at December 31, 2018 was recognized. Revenue of €62 million generated in the year ended December 31, 2019 was deferred.
For the twelve months ended December 31, 2018, €55 million of revenue that related to contract liabilities at January 1, 2018 was recognized.

NOTE 22 - BORROWINGS
22.1 Analysis by nature

(in millions of Euros)	December 31, 2019							December 31, 2018
	Nominal Value in Currency	Nominal rate	Effective rate	Nominal Value In Euros	(Arrangement fees)	Accrued interests	Carrying value	Carrying value
Secured Pan-U.S. ABL (due 2022) (A)	$142	Floating	4.2%	127	—	—	127	—
Secured Inventory Based Facility (due 2021) (B)	—	Floating	—	—	—	—	—	—
Senior Unsecured Notes
Constellium SE (Issued May 2014, due 2024)	$400	5.75%	6.26%	356	(3)	2	355	348
Constellium SE (Issued May 2014, due 2021)	€200	4.63%	5.16%	200	(1)	1	200	300
Constellium SE (Issued February 2017, due 2025)	$650	6.63%	7.13%	579	(10)	13	582	568
Constellium SE (Issued November 2017, due 2026)	$500	5.88%	6.26%	445	(6)	10	449	440
Constellium SE (Issued November 2017, due 2026)	€400	4.25%	4.57%	400	(6)	6	400	399
Unsecured Revolving Credit Facility (due 2021) (C)	—	Floating	—	—	—	—	—	—
Lease liabilities				187	—	1	188	73
Other loans (D)				59	—	1	60	23
Total Borrowings				2,353	(26)	34	2,361	2,151
Of which non-current							2,160	2,094
Of which current							201	57
Constellium SE Senior Notes are guaranteed by certain subsidiaries.

(A)	On February 20, 2019, the Pan-U.S. ABL was amended to include Bowling Green and increased to $350 million. The Pan-U.S. ABL was increased to $400 million on May 10, 2019.

(B)	On March 15, 2019, the French secured Inventory Based Facility maturity was extended to 2021.

(C)	The Unsecured Revolving Credit Facility has a €7 million borrowing base and is provided by Bpifrance Financement, a related party.

(D)	Other loans include €36 million of financial liabilities relating to the sale and leaseback of assets that were considered to be financing arrangements in substance.

22.2 Movements in borrowings

(in millions of Euros)	Notes	Year ended December 31, 2019	Year ended December 31, 2018
At December 31, prior period		2,151	2,127
IFRS 16 application		102	—
At January 1		2,253	2,127
Cash flows
Repayment of Senior Notes (A)		(100)	—
Proceeds / (repayments) from revolving credit facilities and other loans		109	(68)
Lease repayments		(86)	(15)
Non-cash changes
Borrowings assumed through business combination	3	75	—
Movement in interests accrued or capitalized		1	12
New leases and other loans		75	28
Deferred arrangement fees, step-up amortization and other		5	2
Effects of changes in foreign exchange rates		29	65
At December 31		2,361	2,151

(A)	On August 8, 2019, €100 million of the €300 million outstanding aggregate principal amount of the 4.63% Senior Notes due 2021 were redeemed.
22.3 Currency concentration
The composition of the carrying amounts of total borrowings in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At December 31, 2019	At December 31, 2018
U.S. Dollar	1,597	1,408
Euro	746	726
Other currencies	18	17
Total borrowings	2,361	2,151
Covenants
The Group was in compliance with all applicable debt covenants at and for the years ended December 31, 2019 and 2018.
Constellium SE Senior Notes
The indentures for our outstanding Senior Notes contain customary terms and conditions, including amongst other things, limitations on incurring or guaranteeing additional indebtedness, on paying dividends, on making other restricted payments, on creating restriction on dividend and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.
Pan-U.S. ABL Facility
This facility contains a fixed charge coverage ratio covenant and an EBITDA contribution ratio covenant along with customary affirmative and negative covenants. Evaluation of compliance with the maintenance covenants is only required if the excess availability falls below 10% of the aggregate revolving loan commitment.

NOTE 23 - FINANCIAL INSTRUMENTS
23.1 Financial assets and liabilities by categories

		At December 31, 2019				At December 31, 2018
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Cash and cash equivalents	14	184	—	—	184	164	—	—	164
Trade receivables	15	—	—	393	393	—	—	481	481
Other financial assets		—	29	—	29	74	30	—	104
Total		184	29	393	606	238	30	481	749

		At December 31, 2019				At December 31, 2018
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Trade payables and fixed assets payables	21	754	—	—	754	715	—	—	715
Borrowings	22	2,361	—	—	2,361	2,151	—	—	2,151
Other financial liabilities		—	44	14	58	—	79	10	89
Total		3,115	44	14	3,173	2,866	79	10	2,955
The table below details other financial assets and other financial liabilities positions:

	At December 31, 2019			At December 31, 2018
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	7	22	29	7	23	30
Aluminium and premium future contracts	1	8	9	2	7	9
Energy future contracts	—	—	—	—	—	—
Other future contracts	—	—	—	—	—	—
Currency commercial contracts	5	12	17	3	12	15
Currency net debt derivatives	1	2	3	2	4	6
Loans (A)	—	—	—	67	2	69
Margin call	—	—	—	—	5	5
Other financial assets	7	22	29	74	30	104
Derivatives	23	35	58	29	60	89
Aluminium and premium future contracts	4	10	14	6	38	44
Energy future contracts	—	1	1	—	—	—
Other future contracts	2	4	6	5	3	8
Currency commercial contracts	12	16	28	7	12	19
Net investment hedge	—	—	—	—	4	4
Currency net debt derivatives	5	4	9	11	3	14
Other financial liabilities	23	35	58	29	60	89

(A)	At December 31, 2018, Loans corresponds to a loan facility to Constellium-UACJ ABS LLC (See NOTE 19 - Investments Accounted for under the Equity Method).

23.2 Fair values
All derivatives are presented at fair value in the Consolidated Statement of Financial Position.
The carrying value of the Group’s borrowings at maturity is the redemption value.
The fair value of Constellium SE Senior Notes issued in May 2014, February 2017 and November 2017 account for 102%, 104% and 105% respectively of the nominal value and amount to €570 million, €603 million and €887 million, respectively, at December 31, 2019. The fair value was classified as a Level 1 measurement under the fair value hierarchy provided by IFRS 13 – Fair Value Measurement.
The fair values of the other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.
23.3 Valuation hierarchy
The following table provides an analysis of derivatives measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on a quoted price (unadjusted) in active markets for identical financial instruments. Level 1 includes aluminium, copper and zinc futures that are traded on the LME.

•
Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices). Level 2 includes foreign exchange derivatives;

•
Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs). Trade receivables are classified as a Level 3 measurement under the fair value hierarchy.

	At December 31, 2019				At December 31, 2018
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	8	21	—	29	9	21	—	30
Other financial liabilities - derivatives	19	39	—	58	50	39	—	89
There was no material transfer of asset and liability categories into or out of Level 1, Level 2 or Level 3 during the years ended December 31, 2019 and 2018.
NOTE 24 - FINANCIAL RISK MANAGEMENT
The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates, metal prices and interest rates, while maintaining the financial flexibility the Group requires in order to successfully execute the Group’s business strategy.
Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk (including foreign exchange risk, commodity price risk and interest rate risk); (ii) credit risk and (iii) liquidity and capital management risk.

24.1 Market risk
i. Foreign exchange risk
Net assets, earnings and cash flows are influenced by multiple currencies due to the geographic diversity of sales and the countries in which the Group operates.
Constellium is exposed to foreign exchange risk in the following areas:

•	Transaction exposures, which include:

◦	Commercial transactions related to forecasted sales and purchases and on-balance sheet receivables/payables resulting from such transactions;

◦	Financing transactions, related to external and internal net debt;

•	Translation exposures, which relate to net investments in foreign entities that are converted in Euros in the Consolidated Financial Statements.
Commercial transaction exposures
The Group policy is to hedge committed and highly probable forecasted foreign currency operational transactions. The Group uses foreign exchange forwards and foreign exchange swaps for this purpose.
The following tables outline the nominal value (converted to millions of Euros at the closing rate) of derivatives for Constellium’s most significant foreign exchange exposures as at December 31, 2019.

Forward derivative sales	Maturity Year	Less than 1 year	Over 1 year
USD/EUR	2020-2024	446	157
EUR/CHF	2020-2023	79	35
Other currencies	2020	10	—

Forward derivative purchases	Maturity Year	Less than 1 year	Over 1 year
USD/EUR	2020-2024	473	77
EUR/CHF	2020-2024	130	61
EUR/CZK	2020	81	—
Other currencies	2020	2	—
Forward derivative sales mean that the Group sells currency 1 versus currency 2. Forward derivative purchases mean that the Group buys currency 1 versus currency 2.
In 2016, the Group agreed with a major customer for the sale of fabricated metal products in U.S. Dollars to be supplied from a Euro functional currency entity. In line with its hedging policy, the Group entered into significant foreign exchange derivatives which match related highly probable future conversion sales by selling U.S. Dollars against Euros. The Group designated these derivatives for hedge accounting, with total nominal amount of $233 million, as of December 31, 2019 ($369 million as of December 31, 2018), and maturities of 2020 to 2022.
For hedges that do not qualify for hedge accounting, any mark-to-market movements are recognized in Other gains / (losses) - net.

The table below details the effect of foreign currency derivatives in the Consolidated Income Statement and the Consolidated Statement of Comprehensive Income / (Loss):

(in millions of Euros)	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Derivatives that do not qualify for hedge accounting
Included in Other gains / (losses) - net
Realized gains / (losses) on foreign currency derivatives - net	10	7	7	(16)
Unrealized gains / (losses) on foreign currency derivatives - net (A)	10	2	(1)	16
Derivatives that qualify for hedge accounting
Included in Revenue
Realized (losses) / gains on foreign currency derivatives - net	10	(6)	4	1
Unrealized (losses) / gains on foreign currency derivatives - net	10	(1)	(2)	1
Included in Other gains / (losses) - net
Realized gains / (losses) in ineffective portion of derivatives		—	—	—
Included in Other comprehensive income / (loss)
Unrealized (losses) / gains on foreign currency derivatives - net		(15)	(23)	48
Gains / (losses) reclassified from cash flow hedge reserve to Consolidated Income Statement		7	(2)	(2)

(A)	Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future years when these sales are recognized.
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
At December 31, 2019, the net position hedged related to loans and deposits was $334 million versus the Euro. This comprised of a forward purchase of $415 million versus the Euro, a forward sale of $125 million versus the Euro, both using cross currency basis swaps, and a forward purchase of $44 million versus the Euro using simple foreign exchange forward contracts.
The table below details the effect of foreign currency derivatives in the Consolidated Income Statement:

(in millions of Euros)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Derivatives
Included in Finance costs - net
Realized gains / (losses) on foreign currency derivatives - net	9	5	31
Unrealized gains / (losses) on foreign currency derivatives - net	4	23	(110)
Total	13	28	(79)
In accordance with the Group policy, the net foreign exchange result related to financing activities is expected to be balanced at any time.

Net debt derivatives settled during the year are presented in ‘Other financing activities’ in the Consolidated Statement of Cash Flows.
Foreign exchange sensitivity on commercial and financing transaction exposures
The largest exposures of the Group are related to the Euro/U.S. Dollar exchange rate. The table below summarizes the impact on profit and Equity (before tax effect) of a 10% strengthening of the U.S. Dollar versus the Euro for non U.S. Dollar functional currency entities.

(in millions of Euros)	Effect on profit before tax	Effect on pretax equity
Trade receivables	2	—
Trade payables	(1)	—
Derivatives on commercial transaction (A)	(4)	(23)
Commercial transaction exposure	(3)	(23)
Cash in Bank and intercompany loans	120	—
Borrowings	(153)	—
Derivatives on financing transaction	33	—
Financing transaction exposure	—	—
Total	(3)	(23)

(A)
Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future years when these sales are recognized. The impact on pretax equity (€23 million) relates to derivatives hedging future sales spread from 2020 to 2022 which are designated as cash flow hedges.

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
In June 2018, the Group entered into forward contracts with nominal amount of CHF 174 million to hedge the currency risk associated with the translation of the net assets of its Swiss operations into the Group’s presentation currency. The Group designated these derivatives as a net investment hedge. The loss of the net investment hedge realized in 2019 is included in Currency translation differences within Other comprehensive income for €3 million.
Foreign exchange sensitivity
The exposure relates to foreign currency translation of net investments in foreign subsidiaries and arises mainly from operations conducted by U.S. Dollar functional currency subsidiaries.
The table below summarizes the impact on profit and Equity (before tax effect) of a 10% strengthening of the U.S. Dollar versus the Euro (on average rate for profit before tax and closing rate for pretax equity) for U.S. Dollar functional currency entities.

(in millions of Euros)	Effect on profit before tax	Effect on pretax equity
10% strengthening U.S. Dollar/Euro	(4)	16
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
At December 31, 2019 and 2018, the margin requirement related to foreign exchange hedges was not material and the Group was not exposed to material margin call risk.
ii. Commodity price risk
The Group is subject to the effects of market fluctuations in the price of aluminium, which is the Group’s primary metal input and a significant component of its output. The Group is also exposed to variation in the regional premium and in the price of zinc, natural gas, silver and copper but in a less significant way.
The Group policy is to minimize exposure to aluminium price volatility by passing through the aluminium price risk to customers and using derivatives where necessary. For most of its aluminium price exposure, sales and purchases of aluminium are converted to be on the same floating basis and then the same quantities are bought and sold at the same (market) price. The Group also purchases fixed price aluminium forwards to offset the exposure of LME volatility on its fixed price sales agreements for the supply of metal.
The group also purchases fixed price copper, aluminium premium, silver and zinc forwards to offset the commodity exposure where sales contracts have embedded fixed price agreements for the relevant commodity.
In addition, the Group also purchases natural gas fixed price forwards to lock in energy costs where a fixed price purchase contract is not possible.
At December 31, 2019, the nominal amount of commodity derivatives is as follows:

(in millions of Euros)	Maturity	Less than 1 year	Over 1 year
Aluminium	2020-2023	283	33
Premium	2020-2021	11	2
Copper	2020-2022	10	7
Silver	2020-2021	6	—
Zinc	2020-2022	9	9
Natural gas	2020-2021	5	2
The value of the contracts will fluctuate due to changes in market prices but the hedge strategy helps protecting the Group’s margin on future conversion and fabrication activities. At December 31, 2019, these contracts were directly entered into with external counterparties.
The Group does not apply hedge accounting on commodity derivatives and therefore any mark-to-market movements are recognized in Other gains / (losses) - net.

(in millions of Euros)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Derivatives
Included in Other gains / (losses) - net
Realized (losses) / gains on commodity derivatives - net	(56)	7	16
Unrealized gains / (losses) on commodity derivatives - net	31	(83)	41

Commodity price sensitivity: risks associated with derivatives
The net impact on earnings and equity of a 10% increase in the market price of aluminium, based on the aluminium derivatives held by the Group at December 31, 2019 (before tax effect), with all other variables held constant was estimated to be a €28 million gain. The balances of such financial instruments may change in future years however, and therefore the amounts shown may not be indicative of future results.
Margin Calls
As the LME price for aluminium falls, the derivative contracts entered into with financial institution counterparties have a negative mark-to-market. The Group’s financial institution counterparties may require margin calls should the negative mark-to-market exceed a pre-agreed contractual limit. In order to protect from the potential margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis for adverse movements in aluminium prices. At December 31, 2019, there was no margin requirement related to aluminium or any other commodity hedges. At December 31, 2018, the margin requirement related to aluminium or any other commodity hedges was €5 million. Margins call supported by the Group was to be partially offset by advance payments received from customers and the Group was not exposed to any other material margin call risk.
iii. Interest rate risk
Interest rate risk refers to the risk that the value of financial instruments held by the Group and that are subject to variable rates will fluctuate, or the cash flows associated with such instruments will be impacted due to changes in market interest rates. The Group’s interest rate risk arises principally from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk, which is partially offset by cash and cash equivalent deposits (including short-term investments) earning interest at variable interest rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. (See NOTE 23 - Financial Instruments). At December 31, 2019, Group’s borrowings were mainly at fixed rate.
Interest rate sensitivity: risks associated with variable-rate financial instruments
The impact on income before income tax for the year of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by the Group at December 31, 2019, with all other variables held constant, was estimated to be less than €1 million for the years ended December 31, 2019 and 2018. However, the balances of such financial instruments may not remain constant in future years, and therefore the amounts shown may not be indicative of future results.
24.2 Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of cash-in-bank, cash deposits, mark-to-market on derivative transactions and customer trade receivables arising from the Group’s operating activities. The maximum exposure to credit risk for the year ended December 31, 2019 is the carrying value of each class of financial asset as described in NOTE 23 - Financial Instruments. The Group does not generally hold any collateral as security.
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

The number of financial counterparties is tabulated below showing our exposure to the counterparty by rating type (Parent company ratings from Moody’s Investor Services):

	At December 31, 2019		At December 31, 2018
	Number of financial counterparties (A)	Exposure (in millions of Euros)	Number of financial counterparties (A)	Exposure (in millions of Euros)
Rated Aa or better	2	83	2	22
Rated A	9	81	8	110
Rated Baa	3	5	2	4
Total	14	169	12	136

(A)	Financial Counterparties for which the Group’s exposure is below €0.25 million have been excluded from the analysis.
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
Trade receivables are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Constellium management on a regular basis. Over 82% of the Group’s trade account receivables are insured by insurance companies rated A3 or better, or sold to a factor on a non-recourse basis. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, bank guarantees or letters of credit.
Historically, we have a very low level of customer default as a result of long history of dealing with our customer base and an active credit monitoring function. See NOTE 15 - Trade Receivables and Other for the aging of trade receivables.
24.3 Liquidity and capital risk management
The Group’s capital structure includes shareholder’s equity, borrowings and various third-party financing arrangements (such as credit facilities and factoring arrangements). Constellium’s total capital is defined as total equity plus net debt. Net debt includes borrowings due to third parties less cash and cash equivalents.
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
At December 31, 2019, the borrowing base for the Pan-U.S. ABL facility and the French Inventory Based Facility were $375 million and €82 million respectively. After deduction of amount drawn and letters of credit, the Group had €281 million outstanding availability under these secured revolving credit facilities at December 31, 2019.
At December 31, 2019, liquidity was €516 million, comprised of €184 million of cash and cash equivalents and €332 million of available undrawn facilities, including the €281 million described above.

The tables below show undiscounted contractual financial assets and financial liabilities values by relevant maturity groupings based on the remaining periods from December 31, 2019 and December 31, 2018 respectively to the contractual maturity date.

	At December 31, 2019			At December 31, 2018
(in millions of Euros)	Less than 1 year	Between 1- 5 years	Over 5 years	Less than 1 year	Between 1 - 5 years	Over 5 years
Financial assets
Net debt derivatives	3	4	—	5	12	—
Net cash flows from derivative assets related to currencies and commodities	21	9	—	22	12	—
Total	24	13	—	27	24	—

		At December 31, 2019			At December 31, 2018
(in millions of Euros)	Notes	Less than 1 year	Between 1 - 5 years	After 5 years	Less than 1 year	Between 1 - 5 Years	After 5 years
Financial liabilities
Borrowings (A)		139	589	1,438	6	315	1,754
Leases		40	113	88	20	50	16
Interest (B)		112	404	85	114	422	173
Net debt derivatives		4	—	—	3	4	—
Net cash flows from derivative liabilities related to currencies and commodities		31	25	—	56	35	—
Trade payables and other (excluding contract liabilities)	21	945	15	—	900	18	—
Total		1,271	1,146	1,611	1,079	794	1,927

(A)	Borrowings include the Pan-U.S. ABL facility, which is considered short-term in nature and is included in the category “Less than 1 year”.

(B)	Interest disclosed is an undiscounted forecast interest amount and excludes interest on leases.

NOTE 25 - PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS
The Group operates a number of pensions, other post-employment benefits and other long-term employee benefit plans. Some of these plans are defined contribution plans and some are defined benefit plans, with assets held in separate trustee-administered funds. Benefits paid through pension trusts are sufficiently funded to ensure the payment of benefits to retirees when they become due.
Actuarial valuations are reflected in the Consolidated Financial Statements as described in NOTE 2.6 - Principles governing the preparation of the Consolidated Financial Statements.
25.1 Description of the plans
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
25.2 Description of risks
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

Interest rate risk
A decrease in the discount rate will increase the defined benefit obligation. At December 31, 2019, impacts of the change on the defined benefit obligation of a 0.50% increase / decrease in the discount rates are calculated by using a proxy based on the duration of each scheme:

(in millions of Euros)	0.50% increase in discount rates	0.50% decrease in discount rates
France	(10)	10
Germany	(9)	11
Switzerland	(25)	26
United States	(32)	35
Total sensitivity on Defined Benefit Obligations	(76)	82
Longevity risk
The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of plan participants. An increase in the life expectancy of the plan participants will increase the plan’s liability.
25.3 Actuarial assumptions
Pension and other post-employment benefit obligations were updated based on the discount rates applicable at December 31, 2019. The principal actuarial assumptions used at December 31, 2019 and 2018 were as follows:

	At December 31, 2019			At December 31, 2018
	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Rate of increase in salaries	Rate of increase in pensions	Discount rate
Switzerland	1.50%	—	0.15%	1.50%	—	0.80%
US	—	—	—	—	—	—
Hourly pension	2.20%	—	3.15% - 3.25%	2.20%	—	4.40% - 4.45%
Salaried pension	3.80%	—	3.25%	3.80%	—	4.45%
OPEB (A)	3.80%	—	3.20% - 3.40%	3.80%	—	4.40% - 4.55%
Other benefits	3.80%	—	3.00% - 3.20%	3.80%	—	4.25% - 4.40%
France	1.50% - 3.50%	2.00%	—	1.50% - 2.50%	2.00%	—
Retirements	—	—	0.95%	—	—	1.65%
Other benefits	—	—	0.80%	—	—	1.35%
Germany	2.75%	1.70%	1.00%	2.75%	1.70%	1.70%

(A)	The other main financial assumptions used for the OPEB (healthcare plans, which are predominantly in the U.S.) were:

•
Medical trend rate: pre 65: 6.40% starting in 2020 decreasing gradually to 4.50% until 2026 and stable onwards and post 65: 5.60% starting in 2020 decreasing gradually to 4.50% until 2026 and stable onwards, and

•	Claims costs are based on individual company experience.
For both pension and healthcare plans, the post-employment mortality assumptions allow for future improvements in life expectancy.

25.4 Amounts recognized in the Consolidated Statement of Financial Position

	At December 31, 2019			At December 31, 2018
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	768	—	768	674	—	674
Fair value of plan assets	(445)	—	(445)	(380)	—	(380)
Deficit of funded plans	323	—	323	294	—	294
Present value of unfunded obligation	127	220	347	115	201	316
Net liability arising from defined benefit obligation	450	220	670	409	201	610
25.5 Movement in net defined benefit obligations

	At December 31, 2019
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(in millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2019	789	201	990	(380)	610
Included in the Consolidated Income Statement
Current service cost	17	7	24	—	24
Interest cost / (income)	18	8	26	(10)	16
Past service cost	(2)	1	(1)	—	(1)
Immediate recognition of gains / (losses) arising over the year	—	2	2	—	2
Administration expenses	—	—	—	2	2
Included in the Statement of Comprehensive Income / (Loss)
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	(54)	(54)
—changes in financial assumptions	101	25	126	—	126
—changes in demographic assumptions	(2)	(2)	(4)	—	(4)
—experience losses	(3)	(6)	(9)	—	(9)
Effects of changes in foreign exchange rates	16	3	19	(11)	8
Included in the Consolidated Statement of Cash Flows
Benefits paid	(43)	(20)	(63)	38	(25)
Contributions by the Group	—	—	—	(25)	(25)
Contributions by the plan participants	4	1	5	(5)	—
At December 31, 2019	895	220	1,115	(445)	670

	At December 31, 2018
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(in millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2018	801	250	1,051	(387)	664
Included the Consolidated Income Statement
Current service cost	18	6	24	—	24
Interest cost / (income)	16	8	24	(9)	15
Past service cost	—	(36)	(36)	—	(36)
Immediate recognition of gains / (losses) arising over the year	—	—	—	—	—
Administration expenses	—	—	—	2	2
Included in the Statement of Comprehensive Income / (Loss)
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	26	26
—changes in financial assumptions	(30)	(15)	(45)	—	(45)
—changes in demographic assumptions	(5)	(1)	(6)	—	(6)
—experience losses	(1)	(2)	(3)	—	(3)
Effects of changes in foreign exchange rates	22	9	31	(16)	15
Included in the Consolidated Statement of Cash Flows
Benefits paid	(35)	(19)	(54)	31	(23)
Contributions by the Group	—	—	—	(23)	(23)
Contributions by the plan participants	3	1	4	(4)	—
At December 31, 2018	789	201	990	(380)	610
25.6 Benefit plan amendments
In the third quarter of 2018, the Group announced a plan to transfer certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan (“the Plan”) from a company sponsored program to a third-party health network that provides similar benefits at a lower cost. This change in benefits was accounted for as a plan amendment and resulted in a reduction of the defined benefit obligation and the recognition of a €36 million gain from negative past service cost. In 2019, the defined benefit obligation was adjusted and corresponding past service costs of €3 million were recorded, to reflect delays in the estimated implementation timetable (see 25.7 Ravenswood OPEB dispute).
During the year ended December 31, 2019, the Group decided to terminate the medical care plan for the active participants of one of its French entities effective October 1, 2019. This resulted in both a decrease of the defined benefit obligation and the recognition of a €2 million gain from negative past service cost. In addition, the Group offered lump sum option to Constellium Rolled Products Ravenswood former employees with deferred benefits. This resulted in both a decrease of the defined benefit obligation and the recognition of a €3 million gain from negative past service cost.
25.7 Ravenswood OPEB disputes
The United Steelworkers Local Union 5668 (the “Union”) is contesting the OPEB Amendments and filed a lawsuit against Constellium Rolled Products Ravenswood, LLC ("Ravenswood") in a federal district court in West Virginia (the “Court”) seeking to enjoin the Plan changes and to compel arbitration. The Court issued an order in December 2018, enjoining Ravenswood from implementing the OPEB Amendments pending resolution in arbitration. In September 2019, the arbitrator issued a decision ruling against Ravenswood and sustaining the Union’s grievance. Ravenswood filed a motion to vacate this decision, which is still pending, and will continue to vigorously defend this case. The Group believes it has a strong legal position and that it is probable that Ravenswood will ultimately prevail and be able to implement the OPEB amendments.

Additionally, during 2019, the Union filed a grievance disputing the existing limitation of Ravenswood’s liability for the healthcare costs of pre-Medicare retirees. This matter is scheduled to be arbitrated in the coming months and the Group believes it is without merit and intends to defend it vigorously.
25.8 Net defined benefit obligations by country

	At December 31, 2019			At December 31, 2018
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	161	(3)	158	151	(3)	148
Germany	144	(1)	143	136	(1)	135
Switzerland	299	(214)	85	251	(178)	73
United States	510	(227)	283	451	(198)	253
Other countries	1	—	1	1	—	1
Total	1,115	(445)	670	990	(380)	610
25.9 Plan asset categories

	At December 31, 2019			At December 31, 2018
(in millions of Euros)	Quoted in an active market	Unquoted in an active market	Total	Quoted in an active market	Unquoted in an active market	Total
Cash & cash equivalents	5	—	5	6	—	6
Equities	119	51	170	95	40	135
Bonds	92	115	207	71	110	181
Property	14	37	51	10	33	43
Other	—	12	12	5	10	15
Total fair value of plan assets	230	215	445	187	193	380
25.10 Cash flows
Expected contributions to pension and other benefits amount to €32 million and €18 million, respectively, for the year ending December 31, 2020.
Future benefit payments expected to be paid either by pension funds or directly by the Company to beneficiaries are as follows:

(in millions of Euros)	Estimated benefits payments
Year ended December 31,
2020	54
2021	51
2022	52
2023	53
2024	58
2025 to 2029	289
At December 31, 2019, the weighted-average maturity of the defined benefit obligations was 14.1 years (2018: 13.3 years).

NOTE 26 - PROVISIONS

(in millions of Euros)	Notes	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2019		83	3	54	140
IFRIC 23 application	2	—	—	(20)	(20)
Allowance		1	2	6	9
Amounts used		(2)	(1)	(4)	(7)
Unused amounts reversed		(1)	—	(4)	(5)
Unwinding of discounts		4	—	—	4
Effects of changes in foreign exchange rates		2	—	—	2
Transfer		3	—	(4)	(1)
At December 31, 2019		90	4	28	122
Current		7	2	14	23
Non-Current		83	2	14	99
Total Provisions		90	4	28	122

(in millions of Euros)	Notes	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2018		81	5	67	153
Transfer from provision to contract liability		—	—	(23)	(23)
Allowance		3	1	15	19
Amounts used		(2)	(2)	(4)	(8)
Unused amounts reversed		—	(1)	(6)	(7)
Unwinding of discounts		(1)	—	—	(1)
Effects of changes in foreign exchange rates		2	—	1	3
Transfer		—	—	4	4
At December 31, 2018		83	3	54	140
Current		5	1	40	46
Non-Current		78	2	14	94
Total Provisions		83	3	54	140
Close down, environmental and remediation costs
The Group records provisions for the estimated present value of the costs of its environmental clean-up obligations and close down and restoration efforts based on the net present value of estimated future costs of the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas, using an average discount rate of 0.28%. A change in the discount rate of 0.5% would change the provision by €3 million.
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

Legal claims and other costs

(in millions of Euros)	At December 31, 2019	At December 31, 2018
Litigation (A)	21	45
Disease claims (B)	4	4
Other	3	5
Total Provisions for legal claims and other costs	28	54

(A)	The decrease in provisions for litigation is mainly explained by the €20 million reclassification upon the adoption of IFRIC 23.

(B)
Since the early 1990s, certain activities of the Group’s businesses have been subject to claims and lawsuits in France relating to occupational diseases resulting from alleged asbestos exposure, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for acquiring such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. At December 31, 2019, seven cases in which gross negligence is alleged (“faute inexcusable”) remain outstanding (six at December 31, 2018), the average amount per claim being less than €0.1 million. The average settlement amount per claim in 2019 and 2018 was less than €0.1 million. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results from continuing operations, financial position, or cash flows of the Group.

Contingencies
The Group is involved, and may become involved, in various lawsuits, claims and proceedings relating to customer claims, product liability, employee and retiree benefit matters and other commercial matters. The Group records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised are or can be highly complex and subject to significant uncertainties and amounts claimed are and can be substantial. As a result, the probability of loss and an estimation of damages are and can be difficult to ascertain. In exceptional cases, when the Group considers that disclosures relating to provisions and contingencies may prejudice its position, disclosures are limited to the general nature of the dispute.
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
NOTE 27 - NON-CASH INVESTING AND FINANCING TRANSACTIONS
Property, plant and equipment acquired through leases or financed by third parties amounted to €75 million, €28 million and €17 million for the years ended December 31, 2019, 2018 and 2017, respectively. These leases and financings are excluded from the Statement of Cash Flow as they are non-cash investing transactions.
Fair values of vested Restricted Stock Units and Performance Stock Units amounted to €8 million, €8 million and €1 million for the years ended December 31, 2019, 2018 and 2017, respectively. They are excluded from the Statement of Cash flows as non-cash financing activities.

NOTE 28 - SHARE CAPITAL
At December 31, 2019, the share capital amounted to €2,757,348.36 divided into 137,867,418 ordinary shares, each with a nominal value of two cents, fully paid-up and of the same class. All shares have the right to one vote.

		(in millions of Euros)
	Number of shares	Share capital	Share premium
At January 1, 2019	135,999,394	3	420
New shares issued (A)	1,868,024	—	—
At December 31, 2019	137,867,418	3	420

(A)	Constellium SE issued and granted 1,868,024 ordinary shares to certain employees related to share-based compensation plans.
NOTE 29 - COMMITMENTS
Non-cancellable lease commitments
The future aggregate minimum lease payments under non-cancellable leases not capitalized are as follows:

(in millions of Euros)	At December 31, 2019
Less than 1 year	5
1 to 5 years	10
More than 5 years	1
Total non-cancellable lease minimum payments	16
Tangible and intangible asset commitments

(in millions of Euros)	At December 31, 2019	At December 31, 2018
Computer Software	2	1
Property, plant and equipment	89	123
Total tangible and intangible asset commitments	91	124
NOTE 30 - RELATED PARTIES
Subsidiaries and affiliates
A list of the principal companies controlled by the Group is presented in NOTE 32 - Subsidiaries and Operating Segments. Transactions between fully consolidated companies are eliminated when preparing the Consolidated Financial Statements.
Shareholders
On March 28, 2018, Constellium Issoire entered into a three-year €10 million unsecured revolving credit facility with Bpifrance Financement, an affiliate of one the shareholders of Constellium SE, Bpifrance Participations S.A., a related party. At December 31, 2019, the revolving credit facility has a €7 million borrowing base.
Key management remuneration
The Group’s key management comprises the Board members and the Executive committee members effectively present during 2019.

Executive committee members are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly reporting to the CEO.
The costs reported below are compensation and benefits for key management:

–	Short term employee benefits include their base salary plus bonus;

–	Directors’ fees include annual director fees, Board and committees’ attendance fees;

–	Share-based compensation includes the portion of the IFRS 2 expense as allocated to key management;

–	Post-employment benefits mainly include pension costs;

–	Termination benefits include departure costs.
As a result, the aggregate compensation for the Group’s key management is comprised of the following:

(in millions of Euros)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Short-term employee benefits	9	9	8
Directors' fees	1	1	1
Share-based compensation	10	6	4
Post-employments benefits	—	—	—
Termination benefits	—	—	1
Employer social contribution	1	1	1
Total	21	17	15
NOTE 31 - SHARE-BASED COMPENSATION
Description of the plans
Performance-Based Restricted Stock Units (equity-settled)
The Company granted Performance Stock Units (PSUs) to selected employees. These units will vest after three years from the grant date if the following conditions are met:

•	A vesting condition under which the beneficiaries must be continuously employed by the Company through the end of the vesting period (3 years); and

•
For PSUs granted in 2016, a performance condition, contingent on the Total Stockholder Return (TSR) performance of Constellium over the measurement periods compared to the TSR of a specified group of peer companies. PSUs will ultimately vest, depending on the TSR performance at each testing period, based on a vesting multiplier in a range from 0% to 300%;

•
For PSUs granted from 2017 to 2019, a performance condition, contingent on the Total Stockholder Return (TSR) performance of Constellium shares over the vesting period compared to the TSR of specified indices. PSUs will ultimately vest based on a vesting multiplier which ranges from 0% to 200%.

The PSUs granted in March 2016, May 2016, August 2016 and November 2016 achieved, respectively, a TSR performance of 115.9%, 98.1%, 191.6% and 223.8% at their first testing period, 229.9%, 217.2%, 282.2% and 148.7% at their second testing period, and 108.4%, 125.4%, 230.4% and 286.4% at their third testing period, which represented respectively 184,469 potential additional shares in 2017, 433,032 potential additional shares in 2018, and 248,230 potential additional shares in 2019.
The PSUs vested respectively in March 2019, May 2019, August 2019 and November 2019 and 684,329 shares, 123,336 shares, 434,256 shares and 516,141 shares were respectively granted to beneficiaries.

The following table lists the inputs to the model used for the PSUs granted in 2019 and 2018:

	Year ended December 31, 2019	Year ended December 31, 2018
Fair value at grant date (in euros)	10.44	15.31
Share price at grant date (in euros)	7.1	10.27
Dividend yield	—	—
Expected volatility (A)	52%	75%
Risk-free interest rate (US government bond yield)	2.29%	2.6%
Model used	Monte Carlo	Monte Carlo

(A)	Volatilities for the Company and companies included in indices were estimated based on observed historical volatilities over period equal to PSU vesting period.
Restricted Stock Units Award Agreements (equity-settled)
The Company granted Restricted Stock Units (RSUs) to a certain number of employees’ subject to the beneficiaries remaining continuously employed within the Group from the grant date through the end of the vesting period. Vesting period is three years.
The fair value of RSUs awarded under the plans described above is the quoted market price at grant date.
Equity Awards Plans (equity-settled)
In 2019, our Company Board members were granted two RSU awards. These RSUs vest in equal installments on the earlier of (i) the first anniversary or (ii) the date of the annual general meeting of shareholders of that year, and on the earlier of (i) the second anniversary or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.
The fair value of RSUs awarded under the plan is the quoted market price at grant date.
Expense recognized during the year
In accordance with IFRS 2, share-based compensation is recognized as an expense over the vesting period. The estimate of this expense is based upon the fair value of a potential ordinary share at the grant date. The total expense related to the potential ordinary shares for the year ended December 31, 2019, 2018 and 2017 amounted to €16 million, €12 million and €8 million respectively.

Movement of potential shares
The following table illustrates the number and movements in potential shares:

	Performance-Based RSU		Restricted Stock Units		Equity Award Plans
	Potential Shares	Weighted-Average Grant-Date Fair Value per Share	Potential Shares	Weighted-Average Grant-Date Fair Value per Share	Potential Shares	Weighted-Average Grant-Date Fair Value per Share
At January 1, 2018	3,257,840	€8.56	944,500	€7.76	95,340	€5.20
Granted	701,109	€15.31	595,687	€10.23	30,709	€10.27
Over-performance	633,670	€7.28	—	€—	—	€—
Vested	(1,265,635)	€7.09	(155,000)	€10.83	(68,136)	€4.85
Forfeited	(241,820)	€8.40	(72,663)	€8.57	—	€—
At December 31, 2018	3,085,164	€10.45	1,312,524	€8.47	57,913	€8.31
Granted (A)	1,028,342	€10.44	899,926	€7.10	73,799	€8.39
Over-performance (B)	248,230	€8.94	—	€—	—	€—
Vested	(1,758,062)	€7.97	(106,000)	€4.55	(42,559)	€7.60
Forfeited (C)	(84,380)	€8.02	(39,947)	€8.31	(9,627)	€8.71
At December 31, 2019	2,519,294	€12.11	2,066,503	€8.08	79,526	€8.71

(A)	For PSUs, the number of potential shares granted is presented using a vesting multiplier of 100%.

(B)	When the achievement of TSR performance exceeds the vesting multiplier of 100%, the additional potential shares are presented as over-performance shares.

(C)	For potential shares related to PSUs, 84,380 were forfeited following the departure of certain beneficiaries and none were forfeited in relation to the non-fulfilment of performance conditions.
NOTE 32 - SUBSIDIARIES AND OPERATING SEGMENTS
The following Group’s affiliates are legal entities included in the Consolidated Financial Statements of the Group at December 31, 2019.

Entity	Country	% Group Interest	Consolidation Method
Cross Operating Segment
Constellium Singen GmbH (AS&I and P&ARP)	Germany	100%	Full
Constellium Valais S.A. (AS&I and A&T)	Switzerland	100%	Full
AS&I
Constellium Automotive USA, LLC	U.S.	100%	Full
Constellium Engley (Changchun) Automotive Structures Co Ltd.	China	54%	Full
Constellium Extrusions Decin S.r.o.	Czech Republic	100%	Full
Constellium Extrusions Deutschland GmbH	Germany	100%	Full
Constellium Extrusions Landau GmbH	Germany	100%	Full
Constellium Extrusions Burg GmbH	Germany	100%	Full
Constellium Extrusions France S.A.S.	France	100%	Full
Constellium Extrusions Levice S.r.o.	Slovakia	100%	Full
Constellium Automotive Mexico, S. DE R.L. DE C.V.	Mexico	100%	Full

Constellium Automotive Mexico Trading, S. DE R.L. DE C.V.	Mexico	100%	Full
Astrex Inc	Canada	50%	Full
Constellium Automotive Zilina S.r.o.	Slovakia	100%	Full
Constellium Automotive Nanjing Co Ltd	China	100%	Full
Constellium Automotive Spain SL	Spain	100%	Full
A&T
Constellium Issoire S.A.S.	France	100%	Full
Constellium Montreuil Juigné S.A.S.	France	100%	Full
Constellium China Limited	China	100%	Full
Constellium Japan KK	Japan	100%	Full
Constellium Rolled Products Ravenswood, LLC	U.S.	100%	Full
Constellium Southeast Asia PTE LTD	Singapore	100%	Full
Constellium Ussel S.A.S.	France	100%	Full
AluInfra Services SA (A)	Switzerland	50%	Full
P&ARP
Constellium Deutschland GmbH	Germany	100%	Full
Constellium Rolled Products Singen GmbH KG	Germany	100%	Full
Constellium Property and Equipment Company, LLC	U.S.	100%	Full
Constellium Neuf Brisach S.A.S.	France	100%	Full
Constellium Muscle Shoals LLC	U.S.	100%	Full
Constellium Holding Muscle Shoals LLC	U.S.	100%	Full
Constellium Muscle Shoals Funding II LLC	U.S.	100%	Full
Listerhill Total Maintenance Center LLC	U.S.	100%	Full
Constellium Metal Procurement LLC	U.S.	100%	Full
Constellium Bowling Green LLC	U.S.	100%	Full
Rhenaroll	France	50%	Equity
Holdings & Corporate
C-TEC Constellium Technology Center S.A.S.	France	100%	Full
Constellium Finance S.A.S.	France	100%	Full
Constellium France III	France	100%	Full
Constellium France Holdco S.A.S.	France	100%	Full
Constellium International	France	100%	Full
Constellium Paris S.A.S	France	100%	Full
Constellium Germany Holdco GmbH & Co. KG	Germany	100%	Full
Constellium Germany Verwaltungs GmbH	Germany	100%	Full
Constellium UK Limited	United Kingdom	100%	Full
Constellium U.S. Holdings I, LLC	U.S.	100%	Full
Constellium Switzerland AG	Switzerland	100%	Full
Constellium W S.A.S.	France	100%	Full
Constellium Treuhand UG	Germany	100%	Full
Engineered Products International S.A.S.	France	100%	Full

(A)	AluInfra Services SA, the joint venture created with Novelis in July 2018, is consolidated as a joint operation and is immaterial to the Group Consolidated Financial Statements.

NOTE 33 - PARENT COMPANY
Statement of Financial Position of Constellium SE (parent company only).

(in millions of Euros)	At December 31, 2019	At December 31, 2018
Assets
Current assets
Cash and cash equivalents	—	—
Trade receivables and other	200	109
Other financial assets	37	38
	237	147
Non-current assets
Property, plant and equipment	—	—
Financial assets	2,002	2,106
Investments in subsidiaries	159	144
Trade receivables and other	27	—
Deferred income tax assets	1	2
	2,189	2,252
Total Assets	2,426	2,399
Liabilities
Current liabilities
Trade payables and other	6	5
Income tax payable	45	21
Other financial liabilities	33	33
	84	59
Non-current liabilities
Borrowings	1,954	2,022
Income tax payable	19	—
	1,973	2,022
Total Liabilities	2,057	2,081
Equity
Share capital	3	3
Share premium	429	429
Accumulated retained earnings	(153)	(239)
Other reserves	53	38
Net income	37	87
Total Equity	369	318
Total Equity and Liabilities	2,426	2,399

Statement of Comprehensive income / (loss) of Constellium SE (parent company only).

(in millions of Euros)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Revenue	3	3	1
Gross profit	3	3	1
Selling and administrative expenses	(19)	(15)	(5)
Employee benefit expenses	(3)	(3)	(1)
Loss from recurring operations	(19)	(15)	(5)
Other income	—	—	—
Other expense	(3)	(3)	—
Loss from operations	(22)	(18)	(5)
Financial result - net	41	80	(65)
Income / (loss) before income tax	19	62	(70)
Income tax	18	25	—
Net income / (loss)	37	87	(70)
Other comprehensive income / (loss)	—	—	—
Total comprehensive income / (loss)	37	87	(70)

Statement of Cash Flows of Constellium SE (parent company only)

(in millions of Euros)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Net income / (loss)	37	87	(70)
Adjustments
Finance cost - net	(41)	(80)	65
Dividend received	—	—	—
Income tax	(18)	(25)	—
Interest paid	(115)	(102)	(148)
Interest received	143	134	149
Changes in working capital	—	—	—
Trade receivables and other	27	—	(1)
Income tax paid	50	—	—
Trade payables and other	2	—	2
Net cash flows from / (used in) operating activities	85	14	(3)
Investments in subsidiaries	—	(1)	(11)
Current account with subsidiaries and related parties	(135)	(13)	180
Loans granted to subsidiaries and related parties	—	—	(1,640)
Repayment of loans granted to subsidiaries and related parties	150	—	823
Exit fees received from subsidiaries	—	—	9
Net cash flows from / (used in) investing activities	15	(14)	(639)
Net proceeds received from issuance of shares	—	—	259
Proceeds from issuance of Senior Notes	—	—	1,440
Payment of deferred financing costs	—	—	(29)
Repayment of Senior Notes	(100)	—	(949)
Payment of exit fees	—	—	(61)
Realized foreign exchange gains / (losses)	—	—	(17)
Other	—	—	(1)
Net cash flows (used in) / from financing activities	(100)	—	642
Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents - beginning of year	—	—	—
Effect of exchange rate changes on cash and cash equivalents	—	—	—
Cash and cash equivalents - end of year	—	—	—
Basis of preparation
The parent company only financial information of Constellium SE, presented above, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as endorsed by the European Union. Accounting policies adopted in the preparation of this condensed parent company only financial information are the same as those adopted in the consolidated financial statements and described in NOTE 2 - Summary of Significant Accounting Policies, except that the cost method has been used to account for investments in subsidiaries.
As at December 31, 2019, there were no material contingencies at Constellium SE.
A description of Constellium SE's parent company only borrowings and related maturity dates is provided in NOTE 22 - Borrowings. Other financial liabilities represent interest payable on borrowings.
Non-current financial assets represent loans to Constellium International and Constellium France Holdco, and current other financial assets represent related interest receivables.

NOTE 34 - SUBSEQUENT EVENTS
No subsequent events identified.