Form 20-F
period 2020-12-31
CONSTELLIUM SE
filed 2021-03-17
CIK 1563411

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
For the fiscal year ended December 31, 2020
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
France
(Jurisdiction of incorporation or organization)
__________________________________________________________________________

Washington Plaza,	300 East Lombard Street
40-44 rue Washington	Suite 1710
75008 Paris	Baltimore, MD, 21202
France	United States
(Head Office)
(Address of principal executive offices)

Rina E. Teran
Chief Securities Counsel
300 East Lombard Street, Suite 1710, Baltimore, MD, 21202
United States
Tel: (443) 420-7861
E-mail: rina.teran@constellium.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
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
None
_____________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
139,962,672 Ordinary Shares, Nominal Value €0.02 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒  Yes    ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes     ☒  No
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
☒   Yes     ☐   No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards	Other ☐
as issued by the International Accounting Standards Board ☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐        Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐   Yes   ☒   No

-i-

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F (this “Annual Report”) of Constellium SE ("Constellium SE" or "the Company", and when referred to together with its subsidiaries, "the Group" or "Constellium") contains “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this Annual Report.
Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report, including, without limitation, in conjunction with the forward-looking statements included in this Annual Report. All forward-looking statements in this Annual Report and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:
•We may not be able to compete successfully in the highly competitive markets in which we operate, and new competitors could emerge, which could negatively impact our share of industry sales, sales volumes and selling prices.
•Aluminium may become less competitive with alternative materials, which could reduce our sales volumes, or lower our selling prices.
•A significant portion of our revenue is derived from international operations, which exposes us to certain risks inherent in doing business globally.
•Widespread public health pandemics, including COVID-19, could have a material and adverse effect on our business, financial condition and results of operations.
•The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries could adversely affect our financial condition and results of operations.
•Our failure to meet customer manufacturing and quality requirements, standards and demand, or changing market conditions could have a material adverse impact on our business, reputation and financial results.
•We are dependent on a limited number of customers for a substantial portion of our sales and a failure to successfully renew or renegotiate our agreements with such customers may adversely affect our results of operations, financial condition and cash flows.
•If we are unable to substantially pass on to our customers the cost of price increases of our raw materials, which may be subject to volatility, our profitability could be adversely affected.
•We are dependent on a limited number of suppliers for a substantial portion of our aluminium supply and a failure to successfully renew or renegotiate our agreements with our suppliers may adversely affect our results of operations, financial condition and cash flows.
•The price volatility of energy costs may adversely affect our profitability.
•Disruptions or failures in our IT systems, or failure to protect our IT systems against cyber-attacks or information security breaches, could have a material adverse effect on our business and financial results.
•We may be affected by global climate change or by legal, regulatory, or market responses to such change, and our efforts to meet ESG standards or to enhance the sustainability of our businesses may not meet the expectations of our stakeholders or regulators.
•The loss of certain key members of our management team may have a material adverse effect on our operating results.
•Our level of indebtedness could limit cash flow available for our operations and capital expenditures and could adversely affect our net income, our ability to service our debt or obtain additional financing, and our business relationships.
•We are a foreign private issuer under the U.S. securities laws and within the meaning of the New York Stock Exchange (“NYSE”) rules. As a result, we qualify for and rely on exemptions from certain corporate governance requirements and may rely on other exemptions available to us in the future.
•Any inability of the Company to continue to benefit from French provisions applicable to registered intermediaries (“intermédiaires inscrits”) could adversely affect the rights of shareholders.
•The other factors presented under “Item 3. Key Information-D. Risk Factors.”
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
The selected historical financial information as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 has been derived from our audited consolidated financial statements (the “Consolidated Financial Statements”) included elsewhere in this Annual Report. The selected historical financial information as of December 31, 2018, 2017 and 2016 and for each of the two years in the period ended December 31, 2017 has been derived from our audited consolidated financial statements not included in this Annual Report.
The audited Consolidated Financial Statements included elsewhere in this Annual Report have been prepared in a manner that complies, in all material respects, with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and as endorsed by the European Union (“EU”).
References to “tons” throughout this Annual Report are to metric tons.

	As of and for the year ended December 31,
(in millions of Euros other than per share data)	2020	2019	2018	2017	2016
Statement of income data:
Revenue	4,883	5,907	5,686	5,237	4,743
Gross profit	490	602	538	555	535
Income from operations	125	255	404	338	267
Net (loss) / income for the period	(17)	64	190	(31)	(4)
(Loss) / earnings per share—basic	(0.15)	0.43	1.40	(0.28)	(0.04)
(Loss) / earnings per share—diluted	(0.15)	0.41	1.37	(0.28)	(0.04)
Weighted average number of shares outstanding (diluted)	138,739,635	142,645,619	138,145,914	110,164,320	105,500,327
Dividends per ordinary share (Euro)	—	—	—	—	—

	As of and for the year ended December 31,
(in millions of Euros other than per ton data)	2020	2019	2018	2017	2016
Balance sheet data:
Total assets	4,129	4,184	3,901	3,711	3,787
Net liabilities or total equity	(101)	(85)	(114)	(319)	(570)
Share capital	3	3	3	3	2
Other operational and financial data (unaudited):
Capital expenditures(1)	182	271	277	276	355
Volumes (in kt)	1,431	1,589	1,534	1,482	1,470
Revenue per ton (€ per ton)	3,412	3,717	3,707	3,534	3,227
__________________
(1)Represents purchases of property, plant, and equipment.

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
BUSINESS AND OPERATIONAL RISKS
We may not be able to compete successfully in the highly competitive markets in which we operate, and new competitors could emerge, which could negatively impact our market share, sales volumes and selling prices.
We are engaged in a highly competitive industry and compete in the production and sale of rolled and extruded aluminium products with a number of other producers, some of which are larger and have greater financial and technical resources than we do. As a result, these competitors may have an advantage over us in their abilities to research and develop technology, pursue acquisitions, investments and other business opportunities, market and sell their products and services, capitalize on market opportunities, enter new markets and withstand business interruptions, pricing reductions, or adverse industry or economic conditions. In addition, producers with a lower cost basis may, in certain circumstances, have a competitive pricing advantage. Further, a current or new competitor may add or build new capacity, which could diminish our profitability by decreasing prices in our markets. New competitors could emerge within aluminium, steel or other materials, that may seek to compete in our industry. Emerging or transitioning markets in regions with abundant natural resources, low-cost labor and energy, and lower environmental and other standards may pose a significant competitive threat to our business. Moreover, technological innovation is important to our customers who require us to lead or keep pace with new innovations to address their needs. If we do not compete successfully, our market share, sales volumes and selling prices may be negatively impacted.

Aluminium may become less competitive with alternative materials, which could reduce our sales volumes, or lower our selling prices.
Our products compete with products made from other materials, such as steel, glass, plastics and composite materials, for various applications. Higher aluminium prices relative to substitute materials tend to make aluminium products less competitive with these alternative materials. Environmental and other regulations may also make our products less competitive as compared to materials that are subject to fewer regulations. Customers in our end-markets use and continue to evaluate the further use of alternative materials to aluminium in order to reduce the weight and increase the efficiency of their products. The willingness of customers to accept substitutions for aluminium, or the ability of large customers to exert leverage in the market to reduce the pricing for our aluminium products, could materially adversely affect our financial position, results of operations and cash flows.
A significant portion of our revenue is derived from international operations, which exposes us to certain risks inherent in doing business globally.
We are a global company with our head office in Paris, France, with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, China, Spain, Canada and Mexico, and we sell our products primarily across Europe, North America and Asia. Economic downturns in regional and global economies, or a prolonged recession in our principal industry segments, have had a negative impact on our operations in the past by reducing overall demand of our products, and could have a negative impact on our future financial condition or results of operations.
We also continue to explore opportunities to expand our international operations. We generally are subject to financial, political, economic, regulatory and business risks in connection with our global operations, including:
•changes in international governmental regulations, trade restrictions and laws, including those relating to taxes, employment and repatriation of earnings;
•compliance with sanctions regimes and export control laws of multiple jurisdictions;
•currency restrictions, currency exchange rate and interest rate fluctuations;
•the potential for nationalization of enterprises or government policies favoring local production;
•renegotiation or nullification of existing agreements;
•high rates of, or excessive inflation;
•differing protections for intellectual property and enforcement thereof;
•divergent environmental laws and regulations;
•uncertain social, political, regulatory, or trade conditions (e.g. U.K. Brexit; U.S. duties, tariffs and trade negotiations);
•sustained economic downturns;
•significant supply/demand imbalances impacting our industry; and
•public health crises, pandemics and epidemics, such as the outbreak of COVID-19.
The occurrence of any of these events could cause our costs to rise, limit growth opportunities or have a negative effect on our operations and our ability to plan for future periods.
Widespread public health pandemics, including COVID-19, could have a material and adverse effect on our business, financial condition and results of operations.
Any public health pandemic and other disease outbreaks in countries where we, our customers or our suppliers operate could have a material and adverse effect on our business, financial conditions and results of operations. COVID-19 has affected our operations globally. As a result of this pandemic and resulting disruption in our customers’ production and operations, our sales have been negatively affected, which has adversely impacted our revenues and operating margins. In response to the COVID-19 pandemic, in 2020, we adjusted operating levels at our manufacturing sites, including implementing temporary workforce reductions and other cost cutting measures, to match the demand from our customers. We cannot predict when all of our manufacturing sites will return to pre-COVID-19 operating levels, any conditions that may need to be implemented to facilitate a return to normal operations, and the effects and costs associated with any such conditions and changes to operating levels. Our operating results and financial condition may also be materially adversely affected by laws, regulations, orders or other governmental or regulatory actions addressing the COVID-19 pandemic, or any future outbreaks, that place restrictions on, or require us to make changes to, our operations.
With respect to our suppliers, disruptions resulting from the COVID-19 pandemic resulted and may result in cancellations or delays and increased transport times for delivery of materials to our facilities, which may affect our ability to timely manufacture and ship our products to customers. If such difficulties arise, we may need to seek alternate suppliers, which may be more expensive, may not be available or may result in delays in shipments to us and subsequently to our customers. Alternatively, suppliers may require that we take metal in excess of our needs based on our reduced operating rates, which could negatively affect our financial position. Decreases in our operating levels may also impact our hedging strategy which could adversely impact our financial results.
The nature and extent of COVID-19’s continuing impact on the global economy, our business, financial condition and results of operations is beyond our control, and depends on various uncertain factors, including the duration and severity of the outbreak and the possibility of new outbreaks, the ability to develop and distribute a vaccine or other preventative measures, and the actions to contain or treat its impact, including quarantine orders, business restrictions and closures and other similar restrictions and limitations. The foregoing and other continued disruptions to our business as a result of the COVID-19 pandemic, as well as any global recession resulting from the impact of COVID-19, could materially adversely affect our business, financial condition and results of operations.
The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries could adversely affect our financial condition and results of operations.
Our end markets are cyclical and tend to directly correlate with changes in general and local economic conditions. These conditions include the level of economic growth, the availability of financing, affordable energy sources, employment levels, interest rates, consumer confidence and housing demand. We are particularly sensitive to cycles in the aerospace, automotive, defense, industrial and transportation end-markets, which are highly cyclical. During recessions or periods of low growth, these industries typically experience major cutbacks in production, resulting in decreased demand for aluminium products. This leads to significant fluctuations in demand and pricing for our products and services. Because our operations are capital intensive and we generally have high fixed costs and may not be able to reduce costs and production capacity on a sufficiently rapid basis, our near-term profitability may be significantly affected by decreased processing volumes. Customer demand is also affected by holiday seasons, seasonal slowdowns, weather conditions, economic and other factors beyond our control. Accordingly, cyclical fluctuations, reduced demand and pricing pressures may significantly reduce our profitability and materially adversely affect our financial condition, results of operations and cash flows.
Our business requires substantial capital investments that we may be unable to carry out. We may be unable to execute and timely complete our expected capital investments, or may be unable to achieve the anticipated benefits of such investments.
Our operations are capital intensive. We may not generate sufficient operating cash flows and our external financing sources may not be available in sufficient amounts to enable us to make anticipated capital expenditures, or to complete them on a timely basis. If we are unable to, or determine not to, complete our expected investments, or such investments are delayed, we will not realize the anticipated benefits of such investments. In addition, if we are unable to make investments for upgrades and repairs or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, operational disruptions, reduced production capacity and other competitive factors. Demand for our products produced on new investments may be slow to materialize, and we may not receive customer orders or revenue for such products as quickly as we may anticipate. Such delays could adversely affect our results of operations.
 We may fail to implement or execute our business strategy, successfully develop and implement new technology initiatives and other strategic investments.
Our future financial performance and success depend in large part on our ability to successfully implement and execute our business strategy, including investing in high-return opportunities in our core markets, focusing on higher-margin, technologically advanced products, differentiating our products, expanding our strategic relationships with customers, fixed-cost containment and cash management, and executing on our manufacturing productivity improvement programs. Any inability to execute on our strategy could reduce our expected earnings and could adversely affect our operations overall. In January 2019, we purchased UACJ Corporation’s (“UACJ”) indirectly held stake in Constellium-UACJ ABS, LLC, our joint venture with UACJ to manufacture Auto Body Sheet (“ABS”) products in the United States, at our facility located in Bowling Green, Kentucky. We may not realize the intended benefits of the acquisition of Bowling Green, as rapidly as, or to the extent, anticipated by our management, which could have a material adverse effect on our business, results of operations and financial condition.
In addition, being at the forefront of technological development is important to remain competitive. We have invested in, and are involved with, a number of technology and process initiatives. Several technical aspects of certain of these initiatives are still unproven and the eventual commercial outcomes and feasibility cannot be assessed with any certainty. Even if we are successful with these initiatives, we may not be able to bring them to market as planned before our competitors or at all, and the initiatives may end up costing more than expected. As a result, the costs and benefits from our investments in new technologies and the impact on our financial results may vary from present expectations. Further, we have undertaken and may continue to undertake strategic growth, streamlining and productivity initiatives and investments to improve performance. We cannot assure you that these initiatives will be completed or that they will have their intended benefits. Capital investments in debottlenecking or other organic growth initiatives may not produce the returns we anticipate.
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
Some additional factors that could adversely impact our ability to meet our customer requirements and demand, or changing market conditions include:
•Meeting such demand may require us to make substantial capital investments to repair, maintain, upgrade, and expand our facilities and equipment. Notwithstanding our ongoing plans and investments to increase our capacity, we may not be able to expand our production capacity quickly enough to meet our customer requirements.
•Our operations may experience unplanned business interruptions caused by events such as explosions, fires, inclement weather, natural disasters, accidents, equipment failure and breakdown, IT systems and process failures, electrical blackouts or outages, transportation and supply interruptions. Any such disruption at one or more of our production facilities could cause substantial losses or delays in our production capacity, increase our operating costs and have a negative financial impact on the Company and our customers. Business interruptions may also harm our reputation among actual and potential customers, and the reputation of our customers.
•The qualification of our products by many of our customers can be lengthy and unpredictable as many of these customers have extensive sourcing and qualification processes, which require substantial time and financial resources, with no certainty of success or recovery of our related expenses. Failure to qualify or re-qualify our products may result in us losing such customers or customer contracts.
•As we begin manufacturing processes in our new locations, or for new equipment or newly introduced products, we may experience difficulties, including operational and manufacturing disruptions, delays or other complications, which could adversely affect our ability to timely launch or ramp-up productions and serve our customers.
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
Customers in our end-markets, including the packaging, automotive, and aerospace sectors, may consolidate and grow in a manner that could affect their relationships with us. For example, if our customers become larger and more concentrated, they could exert financial pressure on all suppliers, including us. Accordingly, our ability to maintain or raise prices in the future may be limited, including during periods of raw material and other cost increases. If we are forced to reduce prices or maintain prices during periods of increased costs, or if we lose customers because of consolidation, pricing or other methods of competition, our financial position, results of operations and cash flows may be adversely affected. If as a result of consolidation in our industry, our competitors are able to exert financial pressure on suppliers, obtain more favorable terms or otherwise take actions that could increase their competitive strengths, our competitive position may be materially adversely affected.
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
Sustained high aluminium prices, increases in aluminium prices, the inability to meaningfully hedge our exposure to aluminium prices, or the inability to pass through any fluctuation in regional premiums or product premiums to our customers, could have a material adverse effect on our business, financial condition, and results of operations and cash flow. In addition, although our sales are generally made on a “margin over metal price” basis, if metal prices increase, we may not be able to pass on the entire increase to our customers. There could also be a time lag between when changes in metal prices under our purchase contracts are effective and the point when we can implement corresponding changes under our sales contracts with our customers. As a result, we may be exposed to the effects of fluctuations in raw material prices, including metal, due to time lag. Further, although most of our contracts allow us to substantially pass through metal prices to our customers, we have certain contracts that are based on fixed metal pricing, where pass through is not available. Similarly, in certain contracts we have ineffective pass through mechanisms related to regional premium fluctuation. We attempt to mitigate these risks through hedging, but we may not be able to successfully reduce or eliminate any resulting impact, which could have a material adverse effect on our financial results and cash flows.
We are dependent on a limited number of suppliers for a substantial portion of our aluminium supply and a failure to successfully renew or renegotiate our agreements with our suppliers may adversely affect our results of operations, financial condition and cash flows.
Our ability to produce competitively priced aluminium products depends on our ability to procure competitively priced aluminium in a timely manner and in sufficient quantities to meet our production needs. We have supply arrangements with a limited number of suppliers for aluminium. Increasing aluminium demand levels have caused regional supply constraints in the industry, and further increases in demand could exacerbate these issues. We maintain long-term contracts for a majority of our supply requirements and depend on annual and spot purchases for the remainder of such requirements. There can be no assurance that we will be able to renew, or obtain replacements for, such contracts when they expire on terms that are as favorable as our existing agreements or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities on a timely basis, our production may be disrupted, and we could be forced to purchase primary metal from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us. An interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. Moreover, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements.
We depend on scrap aluminium for our operations and acquire our scrap inventory from numerous sources. Our suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metal to us. A decrease in the supply of used beverage containers could negatively impact our supply of aluminium. In addition, when using recycled material, we benefit from the difference between the price of primary aluminium and scrap aluminium. Consequently, if this difference is narrow for a considerable period of time or if an adequate supply of scrap aluminium is not available to us, we would be unable to recycle metals at desired volumes and our results of operations, financial condition and cash flows could be materially adversely affected.
The price volatility of energy costs may adversely affect our profitability.
Our operations use natural gas and electricity, which represent the fourth largest component of our cost of sales, after metal, labor costs, and depreciation. We typically purchase the majority of our natural gas and energy requirements on a forward basis under fixed price commitments or long term contracts with suppliers which provides increased visibility on costs. However, the volatility in costs of fuel, principally natural gas, and other utility services used by our production facilities affects operating costs. Fuel and utility prices are affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets as well as governmental regulation and imposition of taxes on energy. As a significant purchaser of energy, existing and future regulations relating to the emissions by our energy suppliers could result in materially increased energy costs for our operations, which we may be unable to pass along to our customers. Although we have secured a large part of our natural gas and electricity under fixed price commitments or long-term contracts with suppliers, future increases in fuel and utility prices, or disruptions in energy supply, may have an adverse effect on our financial position, results of operations and cash flows.
Disruptions or failures in our IT systems, or failure to protect our IT systems against cyber-attacks or information security breaches, could have a material adverse effect on our business and financial results.
We rely on our IT systems to effectively manage and operate our business, including such processes as data collection, accounting, financial reporting, communications, supply chain, order entry and fulfillment, other business processes, and in operating our equipment. The failure of our IT systems to perform efficiently could disrupt our business and could result in transaction errors, processing inefficiencies, limited equipment utilization, and the loss of sales and customers, causing our business and financial results to suffer. A failure in, or breach of, our IT systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses. As cyber threats continue to evolve, we are expending additional resources to continue to enhance our information security measures and be able to investigate and remediate promptly any information security vulnerabilities. We experienced a few security incidents in 2020, but they were successfully detected and handled and did not have a material negative impact on the Company, our business or our operations.
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
Information security risks have increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. We continuously evaluate our IT systems and requirements and have implemented upgrades to our IT systems that support our business. As a result of system failures, viruses, computer “hackers” or other forms of cyber-attacks, we may experience operational disruptions to our information systems, which could cause information losses, including data related to customer orders, limited utilization of our equipment, or operational outages. These could adversely affect our business, financial condition or results of operations.

We may be affected by global climate change or by legal, regulatory, or market responses to such change, and our efforts to meet ESG standards or to enhance the sustainability of our businesses may not meet the expectations of our stakeholders or regulators.
Climate change is receiving increasing attention worldwide which has led to new and proposed legislative and regulatory initiatives. New or revised laws and regulations in this area could directly and indirectly affect us and our customers and suppliers, including by increasing the costs of production or impacting demand for certain products, which could result in an adverse effect on our financial condition, results of operations and cash flows. Compliance with any new or more stringent laws or regulations or stricter interpretations of existing laws, could require additional expenditures by us or our customers or suppliers. Our operations result in the emission of substantial quantities of carbon dioxide, a greenhouse gas that is regulated under the EU’s Emissions Trading System (“ETS”). Although compliance with ETS to date has not resulted in material costs to our business, compliance with ETS requirements currently being developed for the 2021-2030 period, and increased energy costs due to ETS requirements imposed on our energy suppliers, could have a material adverse effect on our business, financial condition or results of operations.
We may also be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities. We also rely on natural gas, electricity, fuel oil and transport fuel to operate our facilities. Any increased costs of these energy sources in response to new laws could be passed through to us and our customers and suppliers, which could also have a negative impact on our financial condition and profitability.
In addition, some of our shareholders, investors, customers, or those considering such a relationship with us, may evaluate our business or other practices according to a variety of environmental, social, and governance (“ESG”) standards and expectations. Further, we define our own corporate purpose, in part, by the sustainability of our practices and our impact on all our stakeholders. As a result, our efforts to conduct our business in accordance with some or all these expectations may involve trade-offs, and may not satisfy all stakeholders. Our policies and processes to evaluate and manage ESG standards in coordination with other business priorities may not prove completely effective. As a result, we may face adverse regulatory, investor, media, or public scrutiny that may adversely affect our business, our results of operations, or our financial condition.
We may be exposed to fraud, misconduct, corruption or other illegal activity which could harm our reputation and our financial results.
We may be exposed to fraud, misconduct, corruption or other illegal activity by our employees, independent contractors, consultants, commercial partners, and vendors. Despite our internal controls and procedures, misconduct by these parties could include intentional, reckless and negligent conduct, which can be difficult to detect. In addition, regulators and enforcement agencies continue to devote greater resources to the enforcement of the Foreign Corrupt Practices Act, Loi Sapin II, and other anti-money laundering laws and anti-corruption laws. We have developed and implemented policies and procedures designed to ensure strict compliance with anti-bribery, anti-money laundering, anti-corruption and other laws, however, such policies and procedures may not be effective in all instances to prevent violations.
Any determination that any of our employees have committed fraud or have violated corruption or other criminal laws of any jurisdictions in which we do business, could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunction on future conduct, securities litigation and reputational damage, any one of which could adversely affect our business, financial position or results of operations.
We could be required to make unexpected contributions to our defined benefit pension plans as a result of adverse changes in interest rates and the capital markets.
We have substantial pension and other post-employment benefit obligations. Most of our pension obligations relate to funded defined benefit pension plans for our employees in the United States and Switzerland, unfunded pension benefits in France and Germany, and lump sum indemnities payable to our employees in France and Germany upon retirement or termination. Our estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate a number of assumptions, including interest rates used to discount future benefits. Our liquidity or shareholders’ equity in a particular period could be materially adversely affected by capital market returns that are less than their assumed long-term rate of return or a decline in the rate used to discount future benefits. Our pension plan assets consist primarily of funds invested in diversified portfolios. If the assets of our pension plans do not achieve assumed investment returns for any period, such deficiency could result in one or more charges against shareholders’ equity for that period. In addition, changing economic conditions, poor pension investment returns or other factors may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.

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
From time to time, we may experience labor disputes and work stoppages at our facilities generally, and at times in connection with collective bargaining agreement negotiations. Reasons for stoppages include disapproval of governmental measures, solidarity with a dismissed employee, wage claims, protests against working conditions and/or strikes. These disruptions can have a duration ranging from hours to weeks. Existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities. Any such stoppages or disturbances may adversely affect our financial condition and results of operations by limiting plant production, sales volumes, profitability and operating costs.
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
We have a significant amount of indebtedness. To service such debt, we require a significant amount of cash. We believe that the cash provided by our operations will be sufficient to provide for our cash requirements for the foreseeable future. However, our ability to satisfy our obligations depends on our future operating performance and financial results, which are subject, in part, to factors beyond our control, including interest rates and general economic, financial and business conditions. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.
In addition, our level of indebtedness could adversely affect our operations. Among other things, our substantial indebtedness could:
•require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•make it more difficult for us to satisfy leverage and fixed charge coverage ratios required for us to incur additional indebtedness under our existing indebtedness;
•make it more difficult for us to satisfy our financial obligations;
•increase our vulnerability to general adverse economic and industry conditions;
•adversely affect the terms under which suppliers provide goods and services to us, and under which we supply products to our customers;
•limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we compete, including limiting our ability to make strategic acquisitions; and
•place us at a competitive disadvantage compared to our competitors that have less debt.
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
We purchase and sell forwards, futures and options contracts as part of our efforts to reduce our exposure to changes in currency exchange rates, aluminium prices and other raw materials and energy prices. If we are unable to enter into such derivative instruments to manage those risks due to the cost or availability of such instruments or other factors, or if we are not successful in passing through the costs of our risk management activities, our results of operations, cash flows and liquidity could be adversely affected. Our ability to realize the benefit of our hedging program is dependent upon many factors, including factors that are beyond our control. For example, our foreign exchange hedges are scheduled to mature on the expected payment date by the customer; therefore, if the customer fails to pay an invoice on time and does not warn us in advance, we may be unable to reschedule the maturity date of the foreign exchange hedge, which could result in an outflow of foreign currency that will not be offset until the customer makes the payment. We may realize a gain or a loss in unwinding such hedges. In addition, our metal-price hedging program depends on our ability to match our monthly exposure to sold and purchased metal, which can be made difficult by seasonal variations in metal demand, unplanned changes in metal delivery dates by either us, our suppliers, or by our customers and other disruptions to our inventories. We may also be exposed to losses if the counterparties to our derivative instruments fail to honor their agreements.
To the extent our hedging transactions fix prices or exchange rates, and if primary aluminium prices, energy costs or foreign exchange rates are below the fixed prices or rates established by our hedging transactions, then our income and cash flows will be lower than they otherwise would have been. Similarly, if we do not effectively manage and adequately hedge our exposure to price and regional premium fluctuations on aluminium and other raw materials, our financial results may also be adversely affected. Further, with the exception of hedge accounting on certain long-term aerospace contracts and on our net investment in certain of our subsidiaries, we do not apply hedge accounting to our forwards, futures or option contracts. Unrealized gains and losses on our derivative financial instruments that do not qualify for hedge accounting are reported in our consolidated results of operations, or in the case of hedges relating to our indebtedness, in Finance cost - net. The inclusion of such unrealized gains and losses in earnings may produce significant period-over-period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.
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
We use financial derivatives to hedge the foreign currency risk associated with the repayment of a portion of our U.S. Dollar-denominated debt. These financial derivatives may have a shorter maturity than either the maturity or call date of the hedged debt instrument. This could result in an adverse impact on our cash flows and liquidity as the impact from changes in foreign exchange rates on the hedging instruments could result in a cash outflow before the corresponding favorable impact on the underlying hedged debt results in a cash inflow.
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
Our operations are subject to international, national, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. At December 31, 2020, we had close down and environmental remediation costs provisions of €88 million. Future environmental regulations, requirements or more aggressive enforcement of existing regulations could impose stricter compliance requirements on us and on the industries in which we operate, such as legislative efforts to limit greenhouse gas emissions, including carbon dioxide. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance.
We are a foreign private issuer under the U.S. securities laws and within the meaning of the New York Stock Exchange (“NYSE”) rules. As a result, we qualify for and rely on exemptions from certain corporate governance requirements and may rely on other exemptions available to us in the future.
As a “foreign private issuer,” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE. Foreign private issuers are also exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to file quarterly reports on Form 10-Q, requirements relating to the solicitation of proxies for shareholder meetings under Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 16 filings.
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
If we were to lose our status as a foreign private issuer, the regulatory and compliance costs to the Company could be significantly more than the costs we currently incur. We would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (the “SEC”), including proxy statements pursuant to Section 14 of the Exchange Act, which are more detailed and extensive than the forms available to a foreign private issuer, and on a more abbreviated timetable than is applicable to our current filings with the SEC. In addition, our directors and executive officers would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act and we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements as described above. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business, financial condition and results of operations.
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

The rights of our shareholders may be different from the rights of shareholders of U.S. companies and provisions of our organizational documents and applicable law may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their ordinary shares or to make changes in our Board.
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
The French Consumer Code provides for the possibility to initiate class actions (actions en représentation conjointe); however, such class action is not applicable to acts which can affect the rights of shareholders. Approved associations of shareholders or investors are allowed to bring claims in respect of wrongful acts harming the “collective interest” of the investors or of certain categories of investors. Such associations may request that the court orders the responsible person to comply with the legal provisions to end the irregularity or eliminate its effects. They may seek indemnification in the name of individual investors who have suffered individual damages if mandated by at least two such investors.
The provisions of French corporate law and the Articles of Association have the effect of concentrating control over certain corporate decisions and transactions in the hands of our Board. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of the Board than if we were incorporated in the United States.
In addition, several provisions of the Articles of Association and the laws of France may discourage, delay or prevent a merger, consolidation or acquisition that shareholders may consider favorable, such as the obligation to disclose the crossing of ownership thresholds or the possibility for our Board to issue equity securities, including during a takeover bid. Under French law, our general meeting of shareholders may empower our Board to issue shares, or warrants to subscribe new shares, and restrict or exclude preemptive rights on those shares. These provisions could impede the ability of our shareholders to benefit from a change in control and, as a result, may materially adversely affect the market price of our ordinary shares and your ability to realize any potential change of control premium. French law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a domestic legal merger or demerger of a company.
United States civil liabilities may not be enforceable against the Company.
We are incorporated under the laws of France and a substantial portion of our assets are located outside the United States. In addition, certain of our directors and officers, and experts, reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company or other persons residing outside the United States. It may also be difficult to enforce judgments obtained against persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws, outside the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.
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
If a U.S. judgment is not recognized in France, the parties would have to re-litigate their dispute before a French court, provided such court has jurisdiction over the dispute. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against the Company, members of our Board, officers or certain experts named herein, who are residents of France or countries other than the United States. In addition, there is doubt as to whether a French court would impose civil liability on the Company, the members of our Board, our officers or certain experts in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in France against us or such members, officers or experts, respectively.
Any inability of the Company to continue to benefit from French provisions applicable to registered intermediaries (“intermédiaires inscrits”) could adversely affect the rights of shareholders.
Article 198 of the Pacte Act, that came into full force and effect on June 10, 2019, amended the French Commercial Code in a way that allows us to maintain our current shareholder ownership structure in the United States . The French Commercial Code (as amended by the Pacte Act) allows an intermediary to be registered for the account of holders of shares of companies which are admitted to trading solely on a market in a non-EU country that is considered equivalent to a regulated market pursuant to paragraph (a) of Article 25(4) of Directive EC2014/65/EU (which, pursuant to the European Commission decision dated December 13, 2017, includes the NYSE).
We use a French registered intermediary for the account of our beneficial owners (the “French Intermediary”). If the French Intermediary fails to comply with the French provisions applicable to registered intermediaries (intermédiaires inscrits), and if we are unable to find an appropriate substitute, or if the European Commission no longer considered the NYSE as equivalent to a regulated market as described above, we might not be able to comply with existing French laws regarding the holding of shares in the “au porteur” (bearer) form, and shares would have to be held in “au nominatif” (registered) form. In such a case, the Company would need to maintain at all times a register with the name of (and number of shares held by) each shareholder, which could adversely affect the rights of our shareholders, including potentially the right to exercise their voting rights as Company shareholders as only shareholders registered on such register would be entitled to vote.
Transactions in our ordinary shares could be subject to the European financial transaction tax, if adopted.
On February 14, 2013, the European Commission adopted a proposal for a directive on a common financial transaction tax (the “FTT”) to be implemented under the enhanced cooperation procedure by several EU Member States (Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia and Spain). The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in our ordinary shares (including secondary market transactions) in certain circumstances. The mechanism by which the tax would be applied and collected is not yet known, but if the proposed directive or any similar tax is adopted, transactions in our ordinary shares would be subject to higher costs, and the liquidity of the market for our ordinary shares may be diminished.
In the case where dividends are paid by our Company, it is uncertain whether our shareholders will actually obtain the elimination or reduction of the French domestic dividend withholding tax to which they are entitled.
General comments on the French withholding tax treatment of dividends paid on our ordinary shares are set out under section “Item 10. Additional Information - E - Taxation - French Withholding Tax Treatment of Dividends Distributed by the Company” herein. In accordance with domestic or double tax treaty provisions, shareholders may be entitled to an elimination or reduction of the default French withholding tax on dividends distributed by the Company (i.e., 30% or 75% in the case where the dividends are paid in non-cooperative States or territories within the meaning of article 238-0 A 1, 2 and 2 bis-1° of the French tax code), subject to the French paying agent of the dividends being provided with the required information and documentation relating to the tax status of the shareholders. Numerous intermediaries would be involved in the process of transmitting the relevant information and documentation from our shareholders to the French paying agent in case of distribution of dividends by the Company. As a result, this process may potentially jeopardize the ability for our shareholders to obtain the elimination or reduction of French withholding tax to which they are entitled.
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

Purchases of our ordinary shares could be subject to the French financial transaction tax, if the NYSE were to be formally recognized as a foreign regulated market by the French Financial Market Authority or the applicable provisions of the French tax code were amended.
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
On December 12, 2019, Constellium SE completed its re-domicile and the relocation of its head office to Paris, France (the “Transfer”). The Conversion and the Transfer were each approved by the Company’s shareholders. Effective as of December 12, 2019, the Company’s existing Articles of Association were amended by means of a deed of amendment to reflect the Company’s re-domicile to Paris, France (as further amended from time to time, the “Articles of Association”).
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
For information on our historical capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Cash Flows—Historical Capital Expenditures.” For information on our capital expenditures currently in process, see “—B. Business Overview—Our Operating Segments” and “—D. Property, Plants and Equipment.” We expect to finance our capital expenditures currently in process with a combination of internal and external financing sources.
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
The Company
Overview
We are a global leader in the design and manufacture of a broad range of innovative rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. Our business model is to add value by converting aluminium into semi-fabricated and in some instances fabricated products. We supply numerous blue-chip customers with value-added products for performance-critical applications. Our product portfolio generally commands higher margins as compared to less differentiated, more commoditized fabricated aluminium products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.
As of December 31, 2020, we operated 29 production facilities, we had three R&D centers and we had three administrative centers in Baltimore, Maryland, Paris, France and Zürich, Switzerland. We believe our portfolio of flexible, integrated and strategically located facilities is among the most technologically advanced in the industry and that the significant growth investments we have made now position us well to capture expected demand growth in each of our end markets. It is our view that our established presence in Europe, North America and China combined with more than 50 years of manufacturing experience, quality and innovation, strategically position us to be a leading supplier to our global customer base. The Company had approximately 12,000 employees as of December 31, 2020.
We seek to sell to end-markets that have attractive characteristics for aluminium, including (i) stability through economic cycles as seen in our North American and European packaging businesses, (ii) rigorous and complex technical requirements as seen in our global aerospace and automotive businesses, and (iii) favorable growth fundamentals supported by demand for sustainable packaging and by the vehicle lightweighting trend seen in global automotive business, and the growth in electric vehicles.
We have invested capital not only to maintain the condition of our assets which have significant replacement value, but also to take advantage of a number of attractive growth opportunities including: (i) Auto Body Sheet capabilities in Muscle Shoals, Alabama, in Bowling Green, Kentucky, in Neuf-Brisach, France, and in Singen, Germany (ii) new Automotive Structures operations in San Luis Potosi, Mexico, in White, Georgia, in Vigo, Spain, and in Zilina, Slovakia and facility expansions to produce battery enclosures for electric vehicles in Gottmadingen, Germany and advanced body structure capabilities in Dahenfeld, Germany and in Van Buren, Michigan as well as in a new Automotive press in Singen, Germany and (iii) new cast houses and additional extrusion capability in Děčín, Czech Republic as well as a number of growth initiatives through R&D and debottlenecking efforts.
Our unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our customer base includes market leading firms in packaging, aerospace, and automotive, such as AB InBev, Ball Corporation, Crown Holdings, Inc., Airbus, Boeing, and several premium automotive OEMs, including BMW AG, Daimler AG and Ford Motor Company. We believe that we are a critical supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers. We believe that this integrated collaboration with our customers for high value-added products reduces substitution risk, supports our competitive position and is difficult to replicate.
For the years ended December 31, 2020, 2019 and 2018, the Company’s key financials were as follows:

	For the years ended December 31,
	2020	2019	2018
Shipments (kt)	1,431	1,589	1,534
Revenue (in millions of Euros)	4,883	5,907	5,686
Net (loss)/income (in millions of Euros)	(17)	64	190
Adjusted EBITDA (in millions of Euros)	465	562	498

Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”
For information on our Revenue by geographic market, see Note 3 to the Consolidated Financial Statements.
Our Strategy
Our mission is to meet customers’ and society’s need for lightweighting, efficiency and sustainability while generating attractive returns for our shareholders.
We aim to achieve our mission by expanding our leading position as an innovative, go-to-supplier of technologically advanced and responsible fabricated aluminium solutions. We are committed to building a safe and sustainable company. This means reducing our emissions and our waste, investing in our people, supporting our communities, adhering to sound governance principles, developing, manufacturing and promoting products that are sustainable for the benefit of our customers and end consumers, and creating shareholders value. Our goal is to become the safest and the most exciting company in our industry.
To achieve these objectives, we have built a business strategy centered around six core principles:
(i)Focus on High Value-added and Responsible Product
We are primarily focused on our three strategic end-markets—packaging, aerospace and automotive—in which we have leading positions and established relationships with many of the main manufacturers. These are also markets where we believe that we can differentiate ourselves through our high value-added and specialty products which make up the majority of our product portfolio. We have made substantial investments to develop unique R&D and technological capabilities and to increase our recycling capacity, which we believe give us a competitive advantage in quality, design, innovation and sustainability. We leverage aluminium’s inherent sustainability characteristics — lightweight, durable, and infinitely recyclable – to produce environmentally responsible products. We believe our differentiated products provide significant benefits to our customers in many areas such as weight reduction, higher strength and better formability, and contribute to their objective of reducing carbon emissions. In addition, these products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends. We intend to continue to invest in our R&D and technological capabilities and develop a high value-added and responsible product portfolio.
(ii)Increase Customer Connectivity
We regard our relationships with our customers as partnerships in which we work closely together to leverage our unique knowledge of the attributes of aluminium, our industry leading R&D and technological capabilities, and our integrated industrial platform to develop customized solutions. Our diverse teams globally aim to deepen our ties with our customers by consistently providing best-in-class quality, sustainable products and services and joint product development projects.
In addition, through market leading supply chain integration we are able to better anticipate customer demands, optimize supply and more efficiently manage our working capital needs. We also seek to strengthen customer connectivity through customer technical support and closed-loop scrap recycling programs. We will aim to continue to further foster and enhance the relationships with our customers and position our company as a preferred supplier to our customers.
(iii)Optimize Margins and Asset Utilization Through Rigorous Product Portfolio Management
We are highly focused on maximizing the throughput of our facilities to increase the tons per machine hour and profitability per machine hour. We believe there are significant opportunities to do so through rigorous focus on the products we choose to make and optimizing the throughput of these products in our facilities. For example, given our manufacturing configurations, there are certain products that our facilities are better equipped to manufacture. As a consequence, we can not only manufacture them more efficiently and at a lower cost, but also reduce our energy consumption and improve our environmental footprint. This rigor encompasses both the existing portfolio as well as new product development. In addition, we strive to increase our throughput through our investments in asset integrity, and through continuous improvements in our operations such as debottlenecking and optimizing equipment uptime, recovery and mill speed. Finally, we intend to continue to increase our recycling activities which will result in more responsible, sustainable and profitable products.
(iv)Strictly Control Cost, Continuously Improve and Manage Resource Responsibly

We believe that there are significant opportunities to reduce our operating costs and improve our operations by implementing manufacturing excellence initiatives, metal management programs and other cost, energy reduction, waste and water management initiatives. We aim to establish best-in-class operations and achieve cost reductions by standardizing manufacturing processes and reducing waste, while still allowing the flexibility to respond to local market demands. In addition, we believe it is critical to continuously focus on responsible resource management as part of our continuous improvement program, including minimizing energy and water usage, maximizing scrap input, optimizing capital allocation and efficiently managing other resources available to the Company.
(v)Manage Capital Through a Disciplined Approach and Increase Financial Flexibility
We have invested capital in a number of attractive growth opportunities to enhance our production capabilities, product offering and sustainability objectives including eco mobility with our lighter solutions for the automotive market. We are highly focused on realizing their expected contributions to our earnings, manufacturing capabilities and corporate profile. Our overall capital management approach will remain disciplined in order to drive responsible capital allocation decisions and maximize returns on investments.
In addition, we are highly focused on increasing our financial flexibility through earnings growth and free cash flow conversion which will enable us to reduce our debt. This includes strict cost control but also working capital management and disciplined capital spending. We believe having increased financial flexibility is critical to achieving our long-term objective of investing in our people and our operations such that we are the supplier-of-choice of high value-added, specialized, technologically-advanced and responsible products and that we are playing our part as an industry leader in the fight against climate change.
(vi)Commit to Our People and Communities
We believe our people are among the best in the industry; this is a competitive strength which allows us to be a leader in our industry. We strive to promote a safe and inclusive environment where everyone is valued, can contribute and thrive. Safety is our highest priority. Our safety results are among the best in the industry and we remain committed to continuous improvement. We are also committed to recruiting and retaining a qualified and diverse pool of talent and ensuring opportunities for everyone to learn and grow. Lastly, we strive to be socially responsible operators in our communities and are committed to supporting the communities around us.
Recent Developments
On February 24, 2021, we completed a private offering of $500 million in aggregate principal amount of 3.750% Sustainability-Linked Senior Notes due 2029 (the “February 2021 Notes”), as further described under “Item 8. Financial Information—B. Significant Changes” and “Item 10. Additional Information—C. Material Contracts—February 2021 Notes.” We used the net proceeds from the offering, together with cash on hand, to repurchase or redeem our 6.625% Senior Notes due 2025 (the “February 2017 Notes”), and to pay related fees and expenses. See “Item 8. Financial Information—B. Significant Changes” for more information on this recent development.
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
(iii) Automotive Structures & Industry (AS&I) includes the production of technologically advanced structural components for the automotive industry including crash-management systems, body structures, side impact beams and battery enclosures in our European, North American and Chinese facilities. In addition, we fabricate hard and soft aluminium alloy extruded profiles in a number of our other European facilities for a range of high demand industry applications in the automotive, engineering, rail and other transportation end markets.

Table: Overview of Operating Segments (as of December 31, 2020)

	Packaging & Automotive Rolled Products	Aerospace & Transportation	Automotive Structures & Industry

Manufacturing Facilities[1]	• 4 (France, Germany, U.S.)	• 6 (France, U.S., Switzerland)	• 19 (France, Germany, Switzerland, Czech Republic, Slovakia, Spain, U.S., Canada, Mexico, China)
Employees	• 3,900	• 3,300	• 4,600
Key Products	• Can stock • Can end stock • Closure stock • Auto Body Sheet • Rolled products for heat exchangers • Specialty reflective sheet (Bright)	• Aerospace plates, sheets and extrusions • Aerospace wing skins • Plate and sheet for transportation, industry and defense applications	• Automotive structures • Other extruded products including: •Soft alloys •Hard alloys •Large profiles
Key Customers	• Packaging: AB InBev, Ball Corporation, Can-Pack, Amcor, Ardagh Group, Coca-Cola, Crown • Automotive: Audi, BMW AG, Daimler AG, Stellantis, Valeo, Volkswagen	• Aerospace: Airbus, Boeing, Bombardier, Dassault • Transportation, Industry, Defense and Distribution: Amari, Nexter Systems, Ryerson, ThyssenKrupp	• Automotive: Audi, BMW AG, Daimler AG, Ford, Porsche, Stellantis • Rail: CAF, Hitachi, Stadler
Select Key Facilities	• Neuf-Brisach (France) • Singen (Germany) • Muscle Shoals (Alabama, U.S.) • Bowling Green (Kentucky, U.S.)	• Issoire (France) • Sierre (Switzerland) • Ravenswood (West Virginia, U.S.)	• Děčín (Czech Republic) • Singen (Germany) • Gottmadingen (Germany) • Van Buren (Michigan, U.S.)
% of total Revenue (for the twelve months ended December 31, 2020)	56%	20%	24%
% of Adjusted EBITDA[2] (for the twelve months ended December 31, 2020)	63%	23%	19%
1Our 29 manufacturing facilities are located in 27 sites, two of which are shared between two operating segments.
2The difference between the sum of Adjusted EBITDA for our three segments and the Company’s Adjusted EBITDA is attributable to our fourth segment Holdings and Corporate which is not presented here.

The following table presents our shipments by product lines:

(in thousand metric tons)	For the year ended December 31,
	2020	2019	2018
Packaging rolled products	785	822	799
Automotive rolled products	207	234	196
Specialty and other thin-rolled products	27	41	44
Aerospace rolled products	78	120	111
Transportation, industry, and other rolled products	105	122	135
Automotive extruded products	108	123	114
Other extruded products	121	127	135
Total shipments	1,431	1,589	1,534

Packaging & Automotive Rolled Products Operating Segment
In our Packaging & Automotive Rolled Products operating segment, we develop and produce customized aluminium sheet and coil solutions. For the year ended December 31, 2020:
•approximately 77% of operating segment volume was in packaging rolled products, which primarily includes beverage and food canstock as well as closure stock and foil stock,
•approximately 20% of operating segment volume was in automotive rolled products, and
•approximately 3% of operating segment volume was in specialty and other thin-rolled products, which include technologically advanced products for the industrial sector.
We are a leading European and North American supplier of canstock and the leading worldwide supplier of closure stock. We are also a major player in automotive rolled products for ABS in both Europe and North America, and for heat exchangers in Europe. These products are subject to the exacting requirements and qualification processes of our customers which we consider to provide us with a competitive advantage and to represent a barrier to entry for new competitors. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive firms and global industrial companies. Our customers include AB InBev, Ball Corporation, Crown Holdings, Inc., Ardagh Group S.A., Can-Pack S.A., Coca-Cola, Amcor Ltd., VW Group, Daimler AG, Ford, and Stellantis. Our customer contracts in packaging usually have a duration of three to five years. Our customer contracts in automotive are usually valid for the lifetime of a model, which is typically five to seven years.
We have two integrated rolling operations located in Europe and one in the U.S. Neuf-Brisach, our facility on the border of France and Germany, is a fully integrated aluminium recycling, rolling and finishing facility producing both canstock and ABS. Singen, located in Germany, is a rolling and finishing facility specialized in high-margin niche applications. Muscle Shoals, Alabama, is a fully integrated aluminium recycling, rolling and finishing facility producing both canstock and ABS. We also operate a finishing line for ABS in Bowling Green, Kentucky.
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

The following table summarizes our volume, revenue and Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	For the year ended December 31,
(in millions of euros, unless otherwise noted)	2020	2019	2018
Packaging & Automotive Rolled Products:
Segment Revenue	2,734	3,149	3,059
Segment Shipments (kt)	1,019	1,097	1,039
Segment Revenue (€/ton)	2,683	2,871	2,944
Segment Adjusted EBITDA(1)	291	273	243
Segment Adjusted EBITDA(€/ton)	286	249	234
Segment Adjusted EBITDA margin	11%	9%	8%
__________________
(1)Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”
Aerospace & Transportation Operating Segment
Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminium and specialty material products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and a few precision cast products which allow us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, supply-chain solutions, advanced R&D capabilities, extensive recycling capabilities and a portfolio of plants with an extensive range of capabilities across Europe and North America. Approximately 43% of the segment volume for the year ended December 31, 2020 was in aerospace rolled products and approximately 57% was in transportation, industry, defense and other rolled product applications.
Our most significant facilities in the Aerospace & Transportation operating segment are located in Issoire, France, Ravenswood, West Virginia and Sierre, Switzerland and offer a broad spectrum of products required by the aerospace industry. These integrated facilities have extensive capabilities such as producing wide and very high gauge plates required for certain civil and commercial aerospace programs.
Downstream aluminium products for the aerospace market require relatively high levels of R&D investment and advanced technological capabilities, and therefore tend to command higher margins compared to more commoditized products. We work in close collaboration with our customers to develop highly engineered solutions to fulfill their specific requirements. For example, we developed Airware®, a lightweight specialty aluminium-lithium alloy, for our aerospace customers to address increasing demand for lighter and more environmentally friendly aircraft. The majority of our contracts with our largest aerospace customers have a term of five to ten years, which provides visibility on volumes and profitability. We expect demand for our aerospace products to directly correlate with aircraft backlogs and build rates. As of December 2020, the backlog reported by Airbus and Boeing for commercial aircraft reached 11,407 units on a combined basis.
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
We also serve the transportation and defense industries. Our product portfolio in these segments include both specialty products as well as standard products. Specialty products are differentiated products, which are engineered to meet specific customer needs and as such have specific properties (e.g., mechanical properties, dimensions, surface aspect, etc.). Standard products typically face higher levels of competition in the regions that we serve. The majority of our contracts in the transportation and defense industry typically last between one to three years.
The following table summarizes our volume, revenue and Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	For the year ended December 31,
(in millions of Euros, unless otherwise noted)	2020	2019	2018
Aerospace & Transportation:
Segment Revenue	1,025	1,462	1,389
Segment Shipments (kt)	183	242	246
Segment Revenue (€/ton)	5,601	6,041	5,646
Segment Adjusted EBITDA(1)	106	204	152
Segment Adjusted EBITDA(€/ton)	580	843	619
Segment Adjusted EBITDA margin	10%	14%	11%
__________________
(1)Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”
Automotive Structures & Industry Operating Segment
Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems, body structures, side impact beams and battery enclosures and (ii) soft and hard alloy extrusions for automotive, road, energy and building and large profiles for rail and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Approximately 47% of the segment volume for the year ended December 31, 2020 was in automotive extruded products and approximately 53% was in other extruded product applications.
In our automotive structures business, a series of aluminium extrusions are consolidated into a system for specific automotive applications. Due to the unique combination of strength and weight, aluminium extrusions are increasingly favored in this segment. We believe that we are one of the largest providers of aluminium automotive crash management systems globally. We manufacture automotive structural products for some of the largest European and North American car manufacturers supplying the global market, including Daimler AG, BMW AG, VW Group, Stellantis and Ford. Our automotive structures contracts are typically five to seven years in duration, which usually represent a lifetime of a model.
We are a leading supplier of hard alloys for the automotive market and of large structural profiles for rail, industrial and other transportation markets in Europe. Our two integrated remelt and casting centers in Switzerland and the Czech Republic utilize significant amounts of recycled aluminium and help provide security of metal supply. We also produce soft alloy extrusions for customers primarily in Germany and France, with customized solutions for a diverse number of end markets. Our other extruded products business is tied to contracts that typically last up to one year on average.
Nineteen of our facilities, located in Germany, North America, the Czech Republic, Slovakia, France, Switzerland, China and Spain manufacture products sold in our Automotive Structures & Industry operating segment. We believe our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion.
We operate a joint venture, Astrex Inc., which produces automotive extruded profiles in Ontario, Canada, for our North American operations, and a joint venture, Engley Automotive Structures Co., Ltd., which produces aluminium crash management systems in China.
We believe that we have strong market positions given our R&D and manufacturing capability in Automotive Structures. Led by our partnership with Brunel University, London, United Kingdom, we have developed proprietary alloy and manufacturing technology which enables us to deliver differentiated design, engineering and manufacturing capabilities to our customers, and to accelerate time to market.
The following table summarizes our volume, revenue and Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	For the year ended December 31,
(in millions of Euros, unless otherwise noted)	2020	2019	2018
Automotive Structures & Industry:
Segment Revenue	1,167	1,351	1,290
Segment Shipments (kt)	229	250	249
Segment Revenue (€/ton)	5,096	5,404	5,181
Segment Adjusted EBITDA(1)	88	106	125
Segment Adjusted EBITDA(€/ton)	382	423	502
Segment Adjusted EBITDA margin	8%	8%	10%
__________________
(1)Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”
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
Our business is primarily focused on rolling and extruding semi-fabricated products for a variety of value added end markets. We recycle aluminium, both for our own use and as a service to our customers. We do not participate in upstream activities such as mining, refining bauxite or smelting alumina into aluminium.
Constellium’s Position in the Aluminium Sector Value Chain
Aluminium value chain
Rolled and extruded aluminium product prices are based generally on the price of aluminium (which is based on the LME quoted price plus a regional premium) plus a conversion margin (i.e., the cost incurred to convert the aluminium into a semi-finished product). The price of aluminium is not a significant driver of our financial performance because we typically pass through the cost of aluminium either to our customers or the financial market. Instead, the financial performance of producers of rolled and extruded aluminium products, such as Constellium, is driven by the dynamics in the end markets that they serve, their relative positioning in those markets and the efficiency of their industrial operations.
The aluminium rolled products industry is characterized by economies of scale, as significant capital investments are required to achieve and maintain technological capabilities and demanding customer qualification standards. The service and efficiency demands of large customers have encouraged consolidation among suppliers of aluminium rolled products.
The aluminium extruded product industry is relatively fragmented and generally more regional. The business also requires significant capital investments in order to achieve and maintain technological capabilities and meeting demanding customer qualification standards.
The supply of aluminium rolled and extruded products has historically been affected by production capacity, alternative technology substitution and trade flows between regions. The demand for these products has historically been affected by economic growth, substitution trends, cyclicality and seasonality and aluminium rolled products in particular by down-gauging.
There are two main sources of input aluminium metal for our rolled or extruded products:
•Slabs or billets we cast from a combination of primary and recycled aluminium. The primary aluminium is typically in the form of standard ingots. The recycled aluminium comes either from scrap from fabrication processes, known as recycled process material, or from recycled end products in their end of life phase, such as used beverage cans.
•Slabs or billets purchased from smelters or metal trading companies.
Primary aluminium, sheet ingot and extrusion billets can generally be purchased at prices set on the LME plus a premium that varies by geographic region on delivery, alloying material, form (ingot or molten metal) and purity.
Recycled aluminium is also tied to LME pricing (typically sold at a discount to LME). Aluminium is infinitely recyclable and recycling aluminium requires only approximately 5% of the energy required to produce primary aluminium. As a result, in regions where aluminium is widely used, manufacturers and customers are active in setting up collection processes in which used beverage cans and other end-of-life aluminium products are collected for remelting at purpose-built plants. Manufacturers may also enter into agreements with customers who return recycled process material and pay to have it re-melted and rolled into the same product again.
Aluminium Rolled Products Overview
The rolling process consists of passing aluminium through a hot-rolling mill and then transferring it to a cold-rolling mill, which gradually reduces the thickness of the metal down to approximately 6 mm for plates and to approximately 0.2-6 mm for sheet.
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
The following chart illustrates expected global demand for aluminium rolled products according to CRU International Limited (“CRU”). The compound annual growth rate (“CAGR”) between 2019 and 2025 for the flat rolled products market is expected to be 3.1% according to CRU.

Projected Aluminium Flat Rolled Products Demand 2019-2025 (in kt)
Source: CRU International Ltd.
(Asia Pacific includes Japan, China, India, South Korea, Australia, Middle East and other Asia. Other includes Central and South America, and Africa)
Aluminium Extrusions and Automotive Structures Overview
Aluminium extrusion is a technique used to transform aluminium billets into objects with a defined cross-sectional profile for a wide range of uses. In the extrusion process, heated aluminium billet is forced through a die. Extrusions can be manufactured in many sizes and in almost any shape for which a die can be created. The extrusion process makes the most of aluminium’s unique combination of physical characteristics. Its malleability allows it to be easily machined and cast, and yet aluminium is one-third the density and stiffness of steel so the resulting products offer strength and stability, particularly when alloyed with other metals.
Extruded profiles can be produced in solid or hollow form, while additional complexities can be applied using advanced die designs. After the extrusion process, a variety of options are available to adjust the color, texture and brightness of the aluminium’s finish. This may include aluminium anodizing or painting.
Today, aluminium extrusions are used for a wide range of purposes, including building, transportation and industrial markets. Virtually every type of vehicle contains aluminium extrusions, including cars, boats, bicycles and trains. Home appliances and tools take advantage of aluminium’s excellent strength-to-weight ratio. The increased focus on green building is also leading contractors and architects to use more extruded aluminium products, as aluminium extrusions are flexible and corrosion-resistant. These diverse applications are possible due to the advantageous attributes of aluminium, including its particular blend of strength and ductility, its conductivity, its non-magnetic properties and its ability to be recycled repeatedly without loss of integrity. We believe that all of these capabilities make aluminium extrusions a viable and adaptable solution for a growing number of manufacturing needs.
Our Key End-markets
We have a significant presence in (i) the packaging end-markets, which have historically proven to be relatively stable and recession-resilient and are now growing with the increased demand for sustainable packaging, (ii) the automotive end market which has exhibited steady growth based on the light weight and strength attributes of aluminium and the aerospace end-markets which continues to have attractive longer term growth prospects and (iii) a number of niche specialty end markets including transportation, industry, defense and bright products that diversify our exposure to economic trends.
Packaging
Aluminium beverage cans represented approximately 20% of the total European aluminium flat rolled demand by volume and 37% of total U.S. and Canada aluminium flat rolled demand in 2020. According to CRU, aluminium demand for the canstock market in Europe and North America is expected to grow by 3.5% and 3.9% per year between 2019 and 2025, respectively.

Aluminium is a preferred material for beverage packaging as it allows drinks to chill faster, can be stacked for transportation and storage more densely than competing formats (such as glass bottles), is highly formable for unique or differentiated branding, and offers the environmental advantage of easy, cost- and energy-efficient recycling. As a result of these benefits, aluminium is displacing tinplate, glass and plastics as the preferred packaging material in certain markets. In Europe, aluminium is replacing tinplate (steel) as the standard for beverage cans, and we believe that aluminium's penetration of the canstock market versus tinplate will be close to 100% by 2024. In the United States, we believe aluminium’s penetration has been at 100% for many years. In addition, we are benefiting from increased can consumption in Eastern Europe and Mexico and from growth in specialty products such as cans used for craft beers, seltzers and energy drinks.

Total European Rolled Products Consumption Can Stock (kt)	Total North American Rolled Products Consumption Can Stock (kt)

Source: CRU International Ltd., Aluminium Rolled Products Market Outlook November 2020	Source: CRU International Ltd., Aluminium Products Market Outlook November 2020

Automotive
We supply the automotive sector with rolled products out of our Packaging & Automotive Rolled Products operating segment and extruded and fabricated products out of our Automotive Structures & Industry operating segment. Our automotive products are predominantly used in premium models, light trucks and sport utility vehicles manufactured by the European and North American OEMs.
In our view, the main drivers of automotive sales are overall economic growth, credit availability, consumer prices and consumer confidence. According to CRU, global vehicle production is expected to grow by approximately 1.9% per annum from 2019 to 2025.

Vehicle Production(1)
Source: CRU International Ltd, Global & Economic Outlook December 2020
(1) Represents both car and commercial vehicle production, including light trucks, heavy trucks and, except in the U.S. and Canada, coaches
Within the automotive sector, the demand for aluminium has been increasing faster than the underlying demand for light vehicles due to recent growth in the use of aluminium products in automotive applications. We believe the main reasons for this are aluminium’s high strength-to-weight ratio in comparison to steel and a need for increased energy efficiency. This lightweighting facilitates better fuel economy, improves emissions performance and enhances vehicle safety. As a result, manufacturers are seeking additional applications where aluminium can be used in place of steel and an increased number of cars are being manufactured with aluminium panels and crash management systems.
We believe that the vehicle lightweighting trend will continue as increasingly stringent EU and U.S. regulations relating to reductions in carbon emissions will force the automotive industry to increase its use of aluminium to “lightweight” vehicles. In Europe, European Union legislation has set mandatory emission reduction targets for new cars such that by 2021, the fleet average to be achieved by all new cars is 95 grams of CO2 emissions per kilometer (g/km) compared to an average target of 130g/km in 2015. In the United States, we expect that U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as fluctuating fuel prices, will continue to drive aluminium demand in the automotive industry.
In the longer term, as electric vehicles become more prevalent, we believe the demand for aluminium in the automotive industry will increase due to the greater importance of lightweighting. Aluminium thermal conductivity is a significant inherent advantage for battery boxes in electric vehicles and aluminium also has superior energy absorption as compared to steel. Whereas growth in aluminium use in vehicles has historically been driven by increased use of aluminium castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs.

According to CRU, the consumption of ABS between 2019 and 2025 will grow 7.5% per annum in Europe, 8% per annum in North America and 21.5% per annum in China.
Automotive Body Sheet Flat Rolled Products Consumption (kt)
Source: CRU International Ltd., Aluminium Rolled Products Market Outlook November 2020

Aerospace
Demand for aerospace plates is primarily driven by the build rate of commercial aircraft, which we believe will be supported for the foreseeable future by (i) necessary replacement of aging fleets by airline operators, particularly in the United States and Western Europe, and (ii) increasing global passenger air traffic. Both factors have been impacted in 2020 due to the global pandemic caused by COVID-19 and IATA expects demand to reach only pre-COVID-19 levels in 2023, after which pre-COVID-19 growth can be assumed. Between 2019 and 2039, Boeing predicts approximately 43,110 new aircraft across all categories of large commercial aircraft of which 41% of sales of new airplanes will be to Asia Pacific, 41% to Europe and North America and the remaining 18% delivered to the Middle East, Latin America, Russia, Central Asia and Africa.
Further, demand for aluminium aerospace plates is also influenced by alternative materials becoming more mature in the aerospace market (e.g., composites). According to CRU, aluminium demand for the aerospace rolled products markets in North America and Europe is expected to decrease by 2.2% between 2019 and 2025 due to the continued effects from the COVID-19 pandemic.

World’s Commercial Aircraft Fleet (thousands)	Fleet Development Driven by Passenger Demand and Aging Fleet (units)

Source: Boeing 2020 current market outlook	Source: Boeing 2020 current market outlook

Aerospace Flat Rolled Products Consumption (kt)
Source: CRU International Ltd., Aluminium Rolled Products Market Outlook November 2020

Our Business Operations
Our business model is to add value by converting aluminium into semi-fabricated products. It is our policy not to speculate on metal price movements.
Managing Our Metal Price Exposure
For all contracts, we seek to minimize the impact of aluminium price fluctuations in order to protect our cash flows against variations in the LME price, regional and other premiums that we buy and sell, with the following methods:
•In cases where we are able to align the price and quantity of physical aluminium purchases with that of physical aluminium sales to our customers, we enter into back-to-back arrangements with our customers.
•When we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales to our customers, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.
•For a small portion of our volumes, the aluminium we process is owned by our customers and we bear no aluminium price risk.
Sales and Marketing
Our sales force is based in Europe (France, Germany, Czech Republic, United Kingdom and Switzerland), the U.S. and Asia (Tokyo, Shanghai and Seoul). We serve our customers primarily directly and in some cases through distributors.
Raw Materials and Supplies
Approximately 69% of our rolling slab demand and approximately 54% of our extrusion billet demand are produced in our own internal cast-houses. In addition, our external rolling slab and extrusion billet supplies are secured through long-term contracts with several upstream companies. All of our top 10 overall metal suppliers (covering rolling slabs, extrusion billets, primary, high purity, scrap and hardeners) have been long-standing suppliers to our plants (in many cases for more than 10 years) and, in aggregate, accounted for approximately 54% of our total metal purchases (in terms of volumes) for the year ended December 31, 2020. We typically enter into annual or multi-year contracts with these metal suppliers pursuant to which we purchase various types of metal, including:
•Primary metal from smelters or metal traders in the form of ingots, rolling slabs or extrusion billets.
•Remelted metal in the form of rolling slabs or extrusion billets from external cast-houses, as an addition to our own internal cast-houses.
•Production scrap from customers and scrap traders.
•End-of-life scrap (e.g., used beverage cans) from customers, collectors and scrap traders.
•Specific alloying elements and primary ingots from producers and metal traders.
Our operations use natural gas and electricity, which represents the fourth largest component of our cost of sales, after metal, labor costs and depreciation. We purchase natural gas and electricity from the market and typically we secure a large part of our natural gas and electricity needs pursuant to fixed-price commitments. To reduce the risks associated with our natural gas and electricity requirements, we use forward contracts or financial futures with our suppliers to fix the commodity component of the energy costs. Furthermore, in our longer-term sales contracts, we try to include indexation clauses on energy prices.
Our Customers
Our customer base includes some of the leading manufacturers in the packaging, aerospace and automotive end-markets. We have a relatively diverse customer base with our 10 largest customers representing approximately 52% of our revenue for year ended December 31, 2020. We generally have long-term relationships with our significant customers, many of which span decades.
A substantial portion of our volumes is sold under multi-year contracts, as we generally have three- to five-year terms in contracts with our packaging customers, five- to ten-year terms in contracts with our largest aerospace customers, and five- to seven-year terms in our “life of a car platform/car model” contracts with our automotive customers. This provides us with a certain visibility into our future volumes and earnings.

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
Our product portfolio is predominantly focused on high value-added products, which tend to require close collaboration with our customers to develop tailored solutions. The significant effort and investment to adhere to rigorous qualification procedures enables us to foster long-term relationships with our customers. Our customized products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends.
Competition
The worldwide rolled and extruded aluminium industry is highly competitive, and we expect this dynamic to continue for the foreseeable future. We believe the most important competitive factors in our industry are: product quality, price, timeliness of delivery and customer service, geographic coverage and product innovation. Aluminium competes with other materials such as steel, plastic, composite materials and glass for various applications. Our key competitors in our Packaging & Automotive Rolled Products operating segment are Novelis Inc., Norsk Hydro ASA, Alcoa Corporation, Arconic Inc. and Tri-Arrows Aluminum Inc. Our key competitors in our Aerospace & Transportation operating segment are Arconic Inc., Novelis Inc., Kaiser Aluminum Corp., Austria Metall AG, and Universal Alloy Corporation. Our key competitors in our Automotive Structures & Industry operating segment are Norsk Hydro ASA, Sankyo Tateyama, Inc., Eural Gnutti S.p.A., Gestamp, Otto Fuchs KG, Impol Aluminium Corp., Benteler International AG, Whitehall Industries, Step-G, and Metra Aluminum.
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
Research and Development (“R&D”)
We believe that our research and development capabilities coupled with our integrated, longstanding customer relationships create a distinctive competitive advantage versus our competition. Our three R&D centers are based in Voreppe, France, Brunel University, London, United Kingdom and Plymouth, Michigan.
We invested €39 million in R&D in the year ended December 31, 2020, €48 million in R&D in the year ended December 31, 2019 and €40 million in R&D in the year ended December 31, 2018.
Our R&D center based in Voreppe, France provides services and support to all of our facilities, focusing on product and process development, providing technical assistance to our plants and working with our customers to develop new products. In developing new products, we focus on increased performance that aims to lower the total cost of ownership for the end users of our products, for example, by developing materials that decrease maintenance costs of aircraft or increase fuel efficiency in cars. At the Voreppe facility, we also work on the development, improvement, and testing of processes used in our plants such as melting, casting, rolling, extruding, finishing and recycling. We also develop and test technologies used by our customers, such as friction stir welding, and provide technological support to our customers.
Additionally, in the Constellium University Technology Center inaugurated in 2016 at Brunel University London, a dedicated team of R&D engineers and project managers translate technology from the lab to new customer programs and to our plants for production. The facility features industrial scale casting and extrusion equipment, forming technology and extensive joining methods, enabling us to leverage our proprietary alloys and strong manufacturing innovation capabilities to develop engineered solutions adapted to customer needs, and accelerate time to market.
Our R&D center located in Plymouth, Michigan opened in 2016 in order to improve our support to North American automotive customers by addressing specific market requirements related to our aluminium based light weighting solutions.

As of December 31, 2020, the research and development center in Voreppe employed 226 people, of which 203 were scientists and technicians. The research technology center in Brunel, England, employs 58 people, 35 Constellium employees, including 5 engineering apprentices and 23 Brunel University employees working on Constellium innovation programs, including 10 PhD studentships and 13 postdoctoral research fellows. The research and development center in Plymouth employed 6 people.
Trademarks, Patents, Licenses and IT
We actively review intellectual property arising from our operations and our research and development activities and, when appropriate, apply for patents in the appropriate jurisdictions. We currently hold more than 200 active patent families and regularly apply for new ones. While these patents and patent applications are important to the business on an aggregate basis, we do not believe any single patent family or patent application is critical to the business.
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
Insurance
We have implemented a corporate-wide insurance program consisting of both master policies with worldwide coverage and local policies where required by applicable regulations. Our insurance coverage includes: (i) property damage and business interruption; (ii) general liability including operation, professional, product and environment liability; (iii) aviation product liability; (iv) marine cargo (transport); (v) business travel and personal accident; (vi) construction all risk; (vii) automobile liability; (viii) trade credit; (ix) cyber risk; (x) workers' compensation in the U.S.; and (xi) other specific coverages for executive and special risks.
We believe that our insurance coverage terms and conditions are customary for a business such as Constellium and are sufficient to protect us against catastrophic losses.
We also purchase and maintain insurance on behalf of our directors and officers.
Governmental Regulations and Environmental, Health and Safety Matters
Our operations are subject to a number of international, national, state and local regulations relating to the protection of the environment and to workplace health and safety. Our operations involve the use, handling, storage, transportation and disposal of hazardous substances, and accordingly we are subject to extensive laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. In addition, prior operations at certain of our properties have resulted in contamination of soil and groundwater which we are required to investigate and remediate pursuant to applicable environmental, health and safety (“EHS”) laws and regulations. Environmental compliance at our key facilities is supervised by the Direction Régionale de l’Environnement de l’Aménagement et du Logement in France, the Umweltbundesamt in Germany, the Service de la Protection de l’Environnement du Canton du Valais in Switzerland, the United States Environmental Protection Agency, West Virginia Department of Environmental Protection, the Alabama Department of Environmental Management, the Kentucky Department for Environmental Protection, Georgia Environmental Protection Division and Michigan Department of Environment, Great Lakes and Energy in the United States, the Regional Authority of the Usti Region in the Czech Republic, the Slovenká Insvpekcia zvivotného prostredia in Slovakia, Secretaria de Medio Ambiente y Recursos Naturales in Mexico,the Environmental Monitoring Agency in China, Consellería de Medioambiente, Territorio y Vivienda in Spain and Enforcement Branch Ontario region in Canada. Violations of EHS laws and regulations, and remediation obligations arising under such laws and regulations, may result in restrictions being imposed on our operating activities as well as fines, penalties, damages or other costs. Accordingly, we have implemented EHS policies and procedures to protect the environment and ensure compliance with these laws, and incorporate EHS considerations into our planning for new projects. We perform regular risk assessments and EHS reviews. We closely and systematically monitor and manage situations of noncompliance with EHS laws and regulations and cooperate with authorities to redress any noncompliance issues. We believe that we have made adequate reserves with respect to our remediation and compliance obligations. Nevertheless, new regulations or other unforeseen increases in the number of our non-compliant situations may impose costs on us that may have a material adverse effect on our financial condition, results of operations or liquidity.
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
E.U. Directive 2010/75 titled “Industrial Emissions” regulates some of our European activities as recycling or melting/casting. With the revision of the Best Available Technics Reference of Non Ferrous Metals in 2016, which defines associated emissions limits values for these activities applicable in 2020 at the latest, staying in compliance with the law requires significant expenditures to tune our processes or implement abatement installations.
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
We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate close down and environmental remediation costs provisions at December 31, 2020 were €88 million. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.
We have incurred, and in the future will continue to incur, operating expenses related to environmental compliance. As part of our general capital expenditure plan, we expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts as energy consumption, air emissions, water releases, waste streams optimization.
Litigation and Legal Proceedings
The Company is involved, and may become involved, in various lawsuits, claims and proceedings relating to customer claims, product liability, employee and retiree benefit matters, and other commercial matters. The Company records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised are or can be highly complex and subject to significant uncertainties and amounts claimed are and can be substantial. As a result, the probability of loss and an estimation of damages are and can be difficult to ascertain. The Group was subject to an arbitration by a customer claiming that Constellium had supplied defective products as a result of which the customer alleged it had suffered significant damages. The Group considered that this claim was without merit on both technical and legal grounds and believed it was not probable that the claim would result in a loss. This matter was satisfactorily resolved in 2020. From time to time, asbestos-related claims are also filed against us, relating to historic asbestos exposure in our production process. We have made reserves for potential occupational disease claims for a total of €5 million as of December 31, 2020. It is not anticipated that any of our currently pending litigation and proceedings will have a material effect on the future results of the Company.

C.	Organizational Structure
The following diagram reflects our simplified corporate legal entity structure as of March 12, 2021. Percentages reflect ownership interest where ownership interest is less than 100%. The country listed for each legal entity below depicts such entity’s jurisdiction of incorporation.

Constellium SE (France)
Constellium International (France)
95%
5%
Constellium Extrusions Decin s.r.o (Czech Republic)
Constellium France Holdco (France)
Constellium Germany Holdco GmbH & Co. KG (Germany)
Constellium Switzerland AG (Switzerland)
Constellium Valais SA (Switzerland)
90%
10%
Constellium Deutschland GmbH (Germany)
C-TEC Constellium Technology Center (France)
Constellium Neuf Brisach (France)
Constellium Issoire (France)
Constellium Finance (France)
Constellium Singen GmbH (Germany)
Engineered Products International SAS (France)
99.99% (general partner)
Constellium Rolled Products Singen GmbH & Co. KG (Germany)
Constellium US Holdings I, LLC (USA)
85.61%
14.39%
Constellium Holdings Muscle Shoals LLC (USA)
Constellium Property and Equipment Company, LLC (USA)
Constellium Rolled Products Ravenswood, LLC (USA)
Constellium Automotive USA, LLC (USA)
Listerhill Total Maintenance Center LLC (USA)
Constellium Muscle Shoals LLC (USA)
Constellium Metal Procurement LLC (USA)
99.9%
0.1%
Constellium Bowling Green LLC (f/k/a Constellium-UACJ ABS LLC) (USA)
Constellium Muscle Shoals Funding II LLC (USA)

D.	Property, Plants and Equipment
At December 31, 2020, we operated 29 manufacturing facilities serving both global and local customers, three R&D centers, two in Europe and one in the United States. Among our production sites, we have seven major facilities (Muscle Shoals, Alabama, Neuf-Brisach, France, Issoire, France, Ravenswood, West Virginia, Singen, Germany, Déčín, Czech Republic and Sierre, Switzerland) catering to the needs of our Packaging & Automotive Rolled Products, Aerospace & Transportation and Automotive Structures & Industry operating segments:
•The Muscle Shoals, Alabama facility operates one of the largest and most efficient can reclamation facilities in the world. In addition, the facility utilizes multi-station electromagnetic casting, houses the widest hot line in North America and has the fastest can end stock coating line in the world. Production capabilities include body stock, tab stock, and end stock. In addition, we are producing automotive cold coils for body sheet. The capital expenditures invested in the facility were €37 million and €40 million for the years ended December 31, 2020 and 2019, respectively.
•The Neuf-Brisach, France plant is an integrated recycling, casting, rolling and finishing facility. With its state-of-the-art automotive finishing capabilities, the plant is well positioned as a major supplier of aluminium Auto Body Sheet. The plant also enjoys a strong position in heat exchanger material for the automotive market. The plant is one of the biggest recyclers of aluminium in Europe, capable of proposing sheets to the beverage and food can industries, with high levels of recycled content. The capital expenditures invested in the facility were €23 million and €31 million in the years ended December 31, 2020 and 2019, respectively.
•The Issoire, France facility is one of the world’s two leading aerospace plate mills based on volumes. The plant operates two Airware® industrial casthouses and currently uses recycling capabilities to take back scrap along the entire fabrication chain. Issoire produces high-technology materials for space market. Issoire works as an integrated platform with Ravenswood, West Virginia and Sierre, Switzerland, providing a significant competitive advantage for us as a global supplier to the aerospace industry. Issoire also delivers Industry, transportation and defense markets with significant capabilities. The capital expenditures invested in the facility were €17 million and €32 million in the years ended December 31, 2020 and 2019, respectively.
•The Ravenswood, West Virginia facility has significant capability to produce aerospace plates and transportation coil and is a recognized supplier to the defense industry. The facility has stretchers and wide-coil capabilities that make it one of the few facilities in the world capable of producing plates of a size needed for the largest commercial aircrafts. The capital expenditures invested in the facility were €20 million and €31 million in the years ended December 31, 2020 and 2019, respectively.
•The Singen, Germany rolling plant has more than 100 years of experience, industry leading cycle times and high-grade cold mills with special surfaces capabilities to serve automotive and other markets. It has one of the largest extrusion presses in Europe as well as advanced and highly productive integrated automotive bumper manufacturing lines. In 2020, we extended our capacity with a new press-line to support increasing demand for crash management applications, battery enclosures for electric vehicles as well as other automotive structural parts ready for the OEM assembly lines. The capital expenditures invested in the facility were €27 million and €38 million in the years ended December 31, 2020 and 2019, respectively.
•The Děčín, Czech Republic facility is a large integrated extrusion facility, mainly focusing on hard alloy extrusions for automotive and industrial applications, with significant recycling capabilities. It is located near the German border, strategically positioning it to supply the German, Czech and French Tier 1 suppliers and OEMs. Its integrated casthouse allows it to offer high value-add customized hard alloys to our customers. The capital expenditures invested in the facility were €6 million and €13 million in the years ended December 31, 2020 and 2019, respectively.
•The Sierre, Switzerland facility is dedicated to precision plates for general engineering, aerospace plates and slabs and is a leading supplier of extruded products for high-speed train railway manufacturers and a wide range of applications. The Sierre facility includes the Steg casthouse that produces automotive, general engineering and aerospace slabs and the Chippis casthouse that has the capacity to produce non-standard billets for a wide range of extrusions. Its qualification as an aerospace plate and slabs plant increases our aerospace production capabilities. The capital expenditures invested in the facility were €9 million and €15 million in the years ended December 31, 2020 and 2019, respectively.

Our current production facilities are listed below by operating segment:

Operating Segment	Location	Country	Owned/ Leased
Packaging & Automotive Rolled Products	Biesheim, Neuf-Brisach	France	Owned
Packaging & Automotive Rolled Products	Singen	Germany	Owned
Packaging & Automotive Rolled Products	Muscle Shoals, AL	United States	Owned
Packaging & Automotive Rolled Products	Bowling Green, KY	United States	Owned
Aerospace & Transportation	Ravenswood, WV	United States	Owned
Aerospace & Transportation	Issoire	France	Owned
Aerospace & Transportation	Montreuil-Juigné	France	Owned
Aerospace & Transportation	Ussel	France	Owned
Aerospace & Transportation	Steg	Switzerland	Owned
Aerospace & Transportation	Sierre	Switzerland	Owned
Automotive Structures & Industry	Van Buren, MI	United States	Leased
Automotive Structures & Industry	Changchun, Jilin Province (JV)(1)	China	Leased
Automotive Structures & Industry	Děčín	Czech Republic	Owned
Automotive Structures & Industry	Nuits-Saint-Georges	France	Owned
Automotive Structures & Industry	Burg	Germany	Owned
Automotive Structures & Industry	Crailsheim	Germany	Owned
Automotive Structures & Industry	Neckarsulm	Germany	Owned
Automotive Structures & Industry	Gottmadingen	Germany	Owned
Automotive Structures & Industry	Landau/Pfalz	Germany	Owned
Automotive Structures & Industry	Singen	Germany	Owned
Automotive Structures & Industry	Levice	Slovakia	Owned
Automotive Structures & Industry	Chippis	Switzerland	Owned
Automotive Structures & Industry	Sierre	Switzerland	Owned
Automotive Structures & Industry	White, GA	United States	Leased
Automotive Structures & Industry	Lakeshore, Ontario (JV)(2)	Canada	Leased
Automotive Structures & Industry	San Luis Potosi	Mexico	Leased
Automotive Structures & Industry	Zilina	Slovakia	Leased
Automotive Structures & Industry	Vigo	Spain	Leased
Automotive Structures & Industry	Nanjing	China	Leased
(1)Constellium Engley (Changchun) Automotive Structures Co Ltd is a Constellium joint venture with Changchun Engley Auto Parts Co. Ltd.
(2)Astrex Inc. is a Constellium joint venture with Can Art Aluminium Extrusions Inc.

The production capacity and utilization rate for our main plants as of December 31, 2020 are listed below:

Plant	Capacity	Utilization Rate
Neuf-Brisach	450 kt	82%
Muscle Shoals	500-550 kt	80-90%
Issoire	110 kt	69%
Ravenswood	175 kt	70%
Děčín	106 kt	62%
Singen	290-310 kt	80-85%
Sierre	70-75 kt	47%
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
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following discussion and analysis is based principally on our audited Consolidated Financial Statements as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 included elsewhere in this Annual Report and is provided to supplement the audited Consolidated Financial Statements and the related notes to help provide an understanding of our financial condition, changes in financial condition, results of our operations, and liquidity. The following discussion is to be read in conjunction with Selected Financial Data and our audited Consolidated Financial Statements and the notes thereto, included elsewhere in this Annual Report.
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
Overview
We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. As of December 31, 2020, we had approximately 12,000 employees, 29 production facilities, three R&D centers, and three administrative centers.
We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into three segments to better serve our customer base:
•Our Packaging & Automotive Rolled Products segment produces aluminium sheet and coils, which primarily includes beverage and food can stock, closure stock and foil stock, as well as automotive rolled products.
•Our Aerospace & Transportation segment produces technologically advanced aluminium and specialty material products, including plate and sheet, with applications across the global aerospace, defense, transportation, and industrial sectors.
•Our Automotive Structures & Industry segment produces technologically advanced structures for the automotive industry, (including crash-management systems, body structures, side impact beams and battery enclosures), soft and hard alloy extrusions and large extruded profiles for automotive, railroad, energy, building and industrial applications.

For the twelve months ended December 31, 2020 our segments represented the following percentages of total Revenue and total Adjusted EBITDA:

	For the year ended December 31, 2020
(as a % of total)	Revenue	Adjusted EBITDA
P&ARP	56%	63%
A&T	20%	23%
AS&I	24%	19%
Holdings and Corporate	—%	(5)%
Total	100%	100%
Acquisitions
On January 10, 2019, pursuant to a purchase agreement with UACJ and its U.S. subsidiary, Tri-Arrows Aluminum Holding Inc. (“TAAH”), we acquired TAAH’s 49% stake in Constellium-UACJ ABS, LLC, which was renamed Constellium Bowling Green LLC, ("Bowling Green"), for $100 million plus the assumption of 49% of approximately $80 million of third party debt at Bowling Green. In connection with the agreement with UACJ and TAAH, we and TAAH agreed to certain transitional commercial arrangements connected to the continuing operations and the business, including an agreement for a multiyear supply of cold coils. Bowling Green, which was previously accounted for under the equity method, is consolidated in our results since the acquisition date.
Discontinued Operations and Disposals
In July 2018, we sold the North Building Assets of our Sierre plant in Switzerland to Novelis and contributed the plant’s shared infrastructure to a 50-50 joint venture with Novelis, in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building Assets which had been leased and operated by Novelis since 2015.
Management Review of 2020 and Outlook
Review
The outbreak of COVID-19 and measures to prevent its spread began to impact customer demand in Europe and in North America during March 2020 and, in many instances, continued for the remainder of the year. Automotive OEMs in both North America and Europe curtailed their operations starting in mid-March and resumed production in late May or June. In the second half of 2020, automotive demand rebounded to levels near the prior year. Aerospace OEMs reduced their build rates, which remained at depressed levels through 2020. In contrast, demand from our packaging customers was not significantly impacted by the pandemic. Overall, our shipments declined 10% compared to 2019, with aerospace shipments most affected at a level approximately 35% lower than the prior year.
Constellium reacted quickly to the crisis and took a number of actions to combat the adverse financial impacts of the COVID-19 pandemic. These actions included reducing input purchases, discretionary spending, and labor costs, utilizing governmental aid programs where available, managing trade working capital, and limiting capital spending in 2020. We also took actions to improve our financial flexibility by increasing liquidity by approximately €400 million euros and refinancing our 4.625% Notes due 2021 with new 5.625% Notes due 2029. Despite the headwinds from the pandemic, Constellium generated Adjusted EBITDA of €465 million and strong Free Cash Flow of €157 million in 2020.
Outlook
Looking forward to 2021, Constellium expects many of the trends from the second half of 2020 to continue. Packaging demand is expected to remain very strong in both North America and Europe. This demand is underpinned by strong consumer demand for infinitely recyclable aluminium cans, which has led our customers to announce new can lines in both North America and Europe. While demand from automotive customers has started the year strong, some of our customers have announced reductions in production due to a lack of semiconductors. These temporary production shutdowns could delay demand for our automotive products into the second half of 2021 or beyond. Demand from our aerospace customers is expected to remain muted through at least the first half of 2021 as the supply chain continues to destock.

Key Factors Influencing Constellium’s Financial Condition and Results from Operations
Impact of COVID-19
The COVID-19 pandemic reduced demand from our customers across each of our segments. Many of our relationships with our customers are governed by requirements contracts, under which we supply based on our customers’ needs. Reduced production by our customers during the COVID-19 pandemic therefore had a direct impact on our revenues. As demand for our products and our resulting production levels declined, our operating margins were adversely impacted.
Management remains confident in its ability to navigate through this global crisis. Despite increases in infection rates in the fourth quarter of 2020, demand from our customers was not materially affected. Many of the actions taken to combat the adverse financial impacts from the pandemic remain in place. In response to potential macroeconomic uncertainty, Constellium maintains a significant liquidity position, with €981 million at December 31, 2020, as compared to €516 million at December 31, 2019.
The Company continues to evaluate the impact that this global pandemic may have on its future results of operations, cash flows, financial position and liquidity, and the foregoing preliminary views are based on currently available information. See “Risk Factors—Risks Related to Our Business—Widespread public health pandemics, including COVID-19, could materially adversely affect our business, financial condition and results of operations” for additional information regarding the potential effects of COVID-19.
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
Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that the diversity of our portfolio helps the Company weather these economic cycles in each of our three main end-markets of packaging, aerospace and automotive:
•Can packaging is not highly correlated to the general economic cycle. In addition, we believe can has an attractive long-term growth outlook due to increased consumer preference for cans as a package and the sustainable attributes of aluminium.
•While aerospace demand is currently weak, we believe the longer term trends including increasing passenger traffic and the fleet replacement towards newer and more fuel efficient aircrafts are still intact.
•In the automotive market, demand for aluminium has been increasing in recent years triggered by a light-weighting trend for new car models, which increases fuel efficiency, reduces emissions and increases vehicle safety, and for electric vehicles.
Aluminium Consumption
The aluminium industry is cyclical and is affected by global economic conditions, industry competition and product development. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, automotive and aerospace. Aluminium is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminium is also unique in that it is infinitely recyclable without any material decline in performance or quality. The recycling of aluminium delivers energy and capital investment savings relative to the cost of producing both primary aluminium and many other competing materials. Due to these qualities, the penetration of aluminium in a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, greater purchasing power and increasing focus on sustainability and environmental issues, globally.

Aluminium Prices
Aluminium prices are determined by worldwide forces of supply and demand and, can be volatile. We operate a pass–through model and therefore, to the extent possible, avoid taking aluminium price risk. In the case significant sustained increases in the price of aluminium, the demand for our products may be affected over time.
The price we pay for aluminium includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums, which had historically been fairly stable, have been more volatile in recent years. Like LME prices, we seek to pass-through this regional premium price risk to our customers or to hedge it in the financial markets. However, in certain instances, we are not able to pass through or hedge this cost.
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
The average LME transaction price, Midwest Premium and Rotterdam Premium per ton of primary aluminium in the years ended December 31, 2020, 2019 and 2018 are presented below:
Average transaction prices per ton using U.S. dollar prices converted to Euros at the applicable European Central Bank rates:

	Year ended December 31,			Percent changes

(Euros per ton)	2020	2019	2018	2020 vs 2019	2019 vs 2018

Average LME transaction price	1,491	1,600	1,786	(7)%	(10)%
Average Midwest Premium	238	357	354	(33)%	1%
Average all-in aluminium price U.S.	1,729	1,957	2,140	(12)%	(9)%

Average LME transaction price	1,491	1,600	1,786	(7)%	(10)%
Average Rotterdam Premium	111	127	139	(13)%	(9)%
Average all-in aluminium price Europe	1,602	1,727	1,925	(7)%	(10)%

Product Price and Margin
Our products are typically priced based on three components: (i) the LME price, (ii) a regional premiums and (iii) a conversion margin.
Our risk management practices aim to reduce, but do not entirely eliminate, our exposure to changing primary aluminium and regional premium prices. Moreover, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes. We do not apply hedge accounting for the derivative instruments entered into to hedge our exposure to changes in metal prices and the mark-to-market movements for these instruments are recognized in “Other gains and losses—net.”
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

Volumes
The profitability of our businesses is determined, in part, by the volume of tons processed and sold. Increased production volumes will generally result in lower per unit costs. Higher volumes sold will generally result in additional revenue and associated margins.
Personnel Costs
Our operations are labor intensive. Our personnel costs represented 19%, 18% and 17% of our cost of sales, selling and administrative expenses and R&D expenses for the years ended December 31, 2020, 2019, and 2018, respectively.
Personnel costs generally increase and decrease proportionately with the expansion, addition, closing or changes in production levels of operating facilities. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during the summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity.
Currency
We are a global company with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, Spain, Mexico, Canada and China, as of December 31, 2020. As a result, our revenue and earnings have exposure to a number of currencies, primarily the euro, the U.S. dollar and the Swiss Franc. As our presentation currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro impacts our results of operations.
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
Where we have multiple-year sales agreements for the sale of fabricated metal products in U.S. dollars by euro-functional currency entities, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in “Other gains and losses —net”.

Results of Operations

	For the year ended December 31,
(in millions of Euros and as a % of revenue)	2020		2019		2018

Revenue	4,883	100%	5,907	100%	5,686	100%
Cost of sales	(4,393)	90%	(5,305)	90%	(5,148)	91%
Gross profit	490	10%	602	10%	538	9%
Selling and administrative expenses	(237)	5%	(276)	5%	(247)	4%
Research and development expenses	(39)	1%	(48)	1%	(40)	1%
Other gains and losses - net	(89)	2%	(23)	—%	153	3%
Income from operations	125	3%	255	4%	404	7%
Finance costs - net	(159)	3%	(175)	3%	(149)	3%
Share of income / (loss) of joint ventures	—	—%	2	—%	(33)	1%
Income before income taxes	(34)	(1)%	82	1%	222	4%
Income tax benefit / (expense)	17	—%	(18)	—%	(32)	1%
Net (loss) / income	(17)	—%	64	1%	190	3%
Shipment volumes (in kt)	1,431	n/a	1,589	n/a	1,534	n/a
Revenue per ton (€ per ton)	3,412	n/a	3,717	n/a	3,707	n/a
Results of Operations for the years ended December 31, 2020 and 2019
Revenue
Revenue decreased by 17% to €4,883 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease reflects a 10% decrease in shipments and lower revenue per ton due to lower metal prices.
Sales volumes decreased by 10% to 1,431 kt for the year ended December 31, 2020. This decrease impacted our P&ARP segment by 7%, our A&T segment by 24% and our AS&I segment by 9%. The drop in volume was mostly driven by the fall in demand and production disruptions resulting from the COVID-19 pandemic.
Our revenue is discussed in more detail in the “Segment Results” section.
Cost of Sales
Cost of sales decreased by 17% to €4,393 million for the year ended December 31, 2020 compared to the year ended 2019. This decrease in cost of sales was primarily driven by a decrease of €703 million, or 20%, in raw materials and consumables used, due to lower volumes and lower metal prices, a decrease of €108 million, or 13%, in labor costs compared to the prior year due to reduced headcounts and COVID-19 related subsidies, a €34 million decrease in freight out costs as a result of lower shipments and a €22 million decrease in energy costs as a result of lower production volumes.
Selling and Administrative Expenses
Selling and administrative expenses decreased by 14% to €237 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease reflected primarily the cost reduction initiatives implemented in response to the COVID-19 pandemic, including a reduction of employee benefit expenses by €24 million and professional fees by €13 million.

Research and Development Expenses
Research and development expenses decreased by 19% to €39 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Research and development expenses are presented net of €10 million and €12 million of research and development tax credits received in France for the years ended December 31, 2020 and 2019, respectively. In the year ended December 31, 2020, research and development expenses, excluding tax credits received were €19 million, €14 million, €13 million and €3 million for the P&ARP, A&T, AS&I and Holding & Corporate segments, respectively. In the year ended December 31, 2019, research and development expenses, excluding tax credits received were €22 million, €19 million, €15 million and €4 million for the P&ARP, A&T, AS&I and Holding & Corporate segments, respectively.
Other Gains and losses, net

	For the year ended December 31,
(in millions of Euros)	2020	2019

Realized losses on derivatives	(35)	(49)
Losses reclassified from OCI as a result of hedge accounting discontinuation	(6)	—
Unrealized gains on derivatives at fair value through profit and loss—net	16	33
Unrealized exchange gains from the remeasurement of monetary assets and liabilities—net	1	—
Impairment of assets	(43)	—
Restructuring costs	(13)	(4)
(Losses) / gains on pension plan amendments	(2)	1
Losses on disposal	(4)	(3)
Other	(3)	(1)
Total other gains and losses, net	(89)	(23)
Other losses, net were €89 million for the year ended December 31, 2020 compared to €23 million for the year ended December 31, 2019.
The Group uses financial derivatives to hedge underlying commercial transactions. The realized gains or losses recognized in Other gains and losses, net are offset by the commercial transactions accounted for in Cost of sales. In the year ended December 31, 2020, realized losses recognized upon the settlement of derivative instruments were €35 million, of which realized losses on metal derivatives were €30 million and realized losses on foreign exchange derivatives were €5 million. In the year ended December 31, 2019, realized losses recognized upon the settlement of derivative instruments were €49 million, of which realized losses on metal derivatives were €56 million and realized gains on foreign exchange derivatives were €7 million.
The Group also uses financial derivatives to hedge forecasted commercial transactions. The unrealized gains or losses recognized in Other gains and losses, net are offset by the change in the value of forecasted transactions which are not yet accounted for. In the year ended December 31, 2020, unrealized gains on derivative instruments were €16 million and were primarily comprised of gains of €25 million related to metal derivatives and of losses of €9 million related to foreign exchange derivatives. In the year ended December 31, 2019, unrealized gains on derivative instruments were €33 million and were primarily comprised of gains of €31 million related to metal derivatives and of gains of €2 million related to foreign exchange derivatives.
In addition, in 2020, we determined that a portion of the hedged forecasted sales for the remainder of 2020 and for 2021 to which hedge accounting was applied were no longer expected to occur. Consequently, the fair value of the related derivatives accumulated in equity was reclassified to the income statement, which resulted in a €6 million loss.
In the year ended December 31, 2020, impairment charges of €43 million were recorded. The impairment charges recorded in 2020 were primarily comprised of a €9 million and a €7 million impairment related to long lived assets of our Montreuil-Juigné and Ussel operations, respectively, within our A&T segment, a €13 million and €12 million impairment related to long lived assets of our White, GA and Nanjing, China operations, respectively, within the AS&I segment.

In the year ended December 31, 2020, restructuring costs were €13 million, and were primarily related to restructuring plans in the U.S. and in Europe in our A&T segment. In the year ended December 31, 2019, restructuring costs were €4 million, and were primarily related to restructuring activities in our AS&I segment.
Finance Costs, net
Finance costs, net decreased by €16 million, to €159 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease was primarily driven by a decrease in factoring fees by €9 million and in interest on borrowings by €7 million.
In the year ended December 31, 2020, foreign exchange net gains from the revaluation of the portion of our U.S. dollar-denominated debt held by Euro functional currency entities were €37 million and were offset by losses on derivative instruments entered into to hedge this exposure. In the year ended December 31, 2019, foreign exchange net losses from the revaluation of the portion of our U.S. dollar-denominated debt held by Euro functional currency entities were €3 million and were offset by gains on derivative instruments entered into to hedge this exposure.
Income Tax
Income tax for the year ended December 31, 2020 was a benefit of €17 million compared to an expense of €18 million for the year ended December 31, 2019.
For the year ended December 31, 2020, our effective tax rate was 49% of our loss before income tax compared to a statutory tax rate of 32%. Our effective tax rate was higher than the statutory rate, primarily reflecting the impact of the CARES Act and certain clarifications of tax law in the U.S. which allowed for the recognition of additional deferred tax assets on prior year loss carryforwards.
For the year ended December 31, 2019, our effective tax rate was 22% of our income before income tax compared to a statutory rate of 34.4%. Our effective tax rate was lower than the statutory rate, primarily reflecting a positive impact from the Swiss Tax Reform, partially offset by the effect of unrecognized deferred tax assets from losses in jurisdictions where we believe it is not probable that these losses will be utilized.
The statutory tax rate decreased from 34.4% in the year ended December 31, 2019 to 32% in the year ended December 31, 2020 as a result of changes in the applicable tax rates in France.
Net Income / loss
As a result of the foregoing factors, we recognized a net loss of €17 million, in the year ended December 31, 2020 compared to a net income of €64 million in the year ended December 31, 2019.

Results of Operations for the years ended December 31, 2019 and 2018

	For the year ended December 31,
(in millions of euros and as a % of revenue)	2019		2018

Revenue	5,907	100%	5,686	100%
Cost of sales	(5,305)	90%	(5,148)	91%
Gross profit	602	10%	538	9%
Selling and administrative expenses	(276)	5%	(247)	4%
Research and development expenses	(48)	1%	(40)	1%
Other gains / (losses) net	(23)	—%	153	3%
Income from operations	255	4%	404	7%
Finance costs, net	(175)	3%	(149)	3%
Share of income / (loss) of joint ventures	2	—%	(33)	1%
Income before income taxes	82	1%	222	4%
Income tax expense	(18)	—%	(32)	1%
Net income / (loss)	64	1%	190	3%
Shipment volumes (in kt)	1,589	n/a	1,534	n/a
Revenue per ton (€ per ton)	3,717	n/a	3,707	n/a
Revenue
Revenue increased by 4% to €5,907 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase reflects an 4% increase in shipments.
Sales volumes increased by 4% to 1,589 kt for the year ended December 31, 2019. This increase is mostly driven by higher shipment volumes in P&ARP, in large part due to the consolidation of Bowling Green in 2019.
Revenue per ton increased by €10 per ton to €3,717, reflecting improved conversion prices and a better product mix offset by lower metal prices.
Our revenue is discussed in more detail in the “Segment Results” section.
Cost of Sales
Cost of sales increased by 3% to €5,305 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase in cost of sales reflected the consolidation of Bowling Green and was primarily driven by an increase of €91 million in labor costs compared to the prior year, a €54 million increase in depreciation (of which €18 million was attributable to the implementation of IFRS 16 - Leases) and a €23 million increase in energy costs.
Selling and Administrative Expenses
Selling and administrative expenses increased by 12% to €276 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase resulted from a €20 million increase in employee benefit expenses reflecting €8 million for increased headcount in the U.S. and in Europe, €5 million for the consolidation of Bowling Green and a €9 million increase in professional fees for process improvements and IT projects.

Research and Development Expenses
Research and development expenses increased by 20% to €48 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. These expenses are presented net of €12 million and €10 million of research and development tax credits received in France for the years ended December 31, 2019 and 2018, respectively. In the year ended December 31, 2019, research and development expenses, excluding tax credits received were €22 million, €19 million, €15 million and €4 million for the P&ARP, A&T, AS&I and Holding & Corporate segments, respectively. In the year ended December 31, 2018, research and development expenses, excluding tax credits received were €18 million, €21 million, and €11 million for the P&ARP, A&T, and AS&I segments, respectively.
Other Gains and losses, net

	For the year ended December 31,
(in millions of Euros)	2019	2018

Realized (losses) / gains on derivatives	(49)	14
Unrealized gains / (losses) on derivatives at fair value through profit and loss—net	33	(84)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities—net	—	—
Restructuring costs	(4)	(1)
Gains on pension plan amendments	1	36
(Losses) / gains on disposal	(3)	186
Other	(1)	2
Total other gains and losses, net	(23)	153
Other losses, net were €23 million for the year ended December 31, 2019 compared to Other gains, net of €153 million for the year ended December 31, 2018.
The Group uses financial derivatives to hedge underlying commercial transactions. The realized gains or losses recognized in Other gains and losses, net are offset by the commercial transactions accounted for in Cost of sales. In the year ended December 31, 2019, realized losses recognized upon the settlement of derivative instruments were €49 million, of which realized losses on metal derivatives were €56 million and realized gains on foreign exchange derivatives were €7 million. In the year ended December 31, 2018, realized gains recognized upon the settlement of derivative instruments were €14 million, of which realized gains on metal derivatives were €7 million and realized gains on foreign exchange derivatives were €7 million.
The Group also uses financial derivatives to also hedge forecasted commercial transactions. The unrealized gains or losses recognized in Other gains and losses, net are offset by the change in the value of forecasted transactions which are not yet accounted for. In the year ended December 31, 2019, unrealized gains on derivative instruments were €33 million and were primarily comprised of gains of €31 million related to metal derivatives and of gains of €2 million related to foreign exchange derivatives. In the year ended December 31, 2018, unrealized losses on derivative instruments were €84 million and were primarily comprised of €83 million of losses related to metal derivatives and €1 million of losses related to foreign exchange derivatives.
In the year ended December 31, 2019, restructuring costs were €4 million and were primarily related to restructuring activities in our AS&I segment. In the year ended December 31, 2018, restructuring costs were €1 million and were primarily incurred in connection with restructuring activities at our German operations.
In the year ended December 31, 2018, we recognized a €36 million net gain relating to an OPEB plan amendment in the United States.
In the year ended December 31, 2018, gains on disposal were primarily related to the sale of North Building Assets of our Sierre plant in Switzerland.

Finance Costs, net
Finance costs, net increased by €26 million to €175 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase primarily reflects higher interest expense as a result of the implementation of IFRS 16 - Leases for €8 million and the effect of a stronger U.S. dollar. In addition, in the year ended December 31, 2018, Finance costs, net included €7 million of interest received from Bowling Green which was accounted for at the time under the equity method. In the year ended December 31, 2019, there was no interest received from Bowling Green as the entity was consolidated.
In the year ended December 31, 2019, foreign exchange net losses from the revaluation of the portion of our U.S. dollar-denominated debt held by Euro functional currency entities were €3 million and were offset by gains on derivative instruments entered into to hedge this exposure. In the year ended December 31, 2018, foreign exchange net losses from the revaluation of the portion of our U.S. dollar-denominated debt held by Euro functional currency entities were €22 million and were offset by gains on derivative instruments entered into to hedge this exposure.
Share of loss of joint-ventures
For the year ended December 31, 2018, our share of loss of joint-ventures was €33 million and was primarily comprised of our share in the net results of Bowling Green, which was accounted for under the equity method until January 10, 2019. On January 10, 2019, we acquired the 49% of Bowling Green that we did not previously own, and we began consolidating the entity as of that date.
Income Tax
Income tax expense was €18 million for the year ended December 31, 2019 compared to €32 million for the year ended December 31, 2018.
For the year ended December 31, 2019 our effective tax rate was 22% of our income before income tax compared to a statutory tax rate of 34%. Our effective tax rate was lower than the statutory rate, primarily reflecting a positive impact from the Swiss Tax Reform, partially offset by the effect of unrecognized deferred tax assets from losses in jurisdictions where we believe it is not probable that these losses will be utilized.
For the year ended December 31, 2018 our effective tax rate was 14% of our income before income tax compared to a statutory tax rate of 25%. Our effective tax rate was lower than the statutory rate, primarily as a result of the favorable effect of previously unrecognized tax losses carried forward in Switzerland which were used in the year ended December 31, 2018 to offset the taxable profit generated by the sale of the North Building Assets of our Sierre plant in Switzerland.
Our statutory tax rate increased from 25% in the year ended December 31, 2018 to 34% in the year ended December 31, 2019 as a result of the transfer of Constellium SE from the Netherlands to France in 2019.
Net Income / loss
As a result of the foregoing factors, we recognized a net income of €64 million, in the year ended December 31, 2019 compared to a net income of €190 million in the year ended December 31, 2018.

Segment Results
Segment Revenue
The following table sets forth the revenue for our operating segments for the periods presented:

	For the year ended December 31,
(in millions of Euros and as a % of revenue)	2020		2019		2018

P&ARP	2,734	56%	3,149	53%	3,059	54%
A&T	1,025	20%	1,462	24%	1,389	23%
AS&I	1,167	24%	1,351	23%	1,290	23%
Holdings and Corporate	—	—%	—	—%	10	—%
Inter-segment eliminations	(43)	n.m.	(55)	n.m.	(62)	n.m.
Total revenue	4,883	100%	5,907	100%	5,686	100%
n.m. not meaningful
P&ARP
For the year ended December 31, 2020, revenue in our P&ARP segment decreased 13% to €2,734 million compared to the year ended December 31, 2019, primarily due to lower shipments and lower revenue per ton. P&ARP shipments were down 7% or 78 kt, due to lower shipments across packaging, automotive and specialty products as a result of impacts from the COVID-19 pandemic. Revenue per ton decreased by 7% to €2,683 per ton in the year ended December 31, 2020 from €2,871 per ton in the year ended December 31, 2019, driven by lower metal prices.
For the year ended December 31, 2019, revenue in our P&ARP segment increased by 3% to €3,149 million compared to the year ended December 31, 2018, reflecting primarily higher shipments partially due to the consolidation of Bowling Green, despite lower revenue per ton driven by lower metal prices. P&ARP shipments were up 58 kt, reflecting a 38 kt, or 19%, increase in Automotive rolled products shipments partially due to the consolidation of Bowling Green and a 23kt, or 3% increase in Packaging rolled products shipments. Revenue per ton decreased by 3% to €2,871 per ton in the year ended December 31, 2019, primarily as a result of lower metal prices.
A&T
For the year ended December 31, 2020, revenue in our A&T segment decreased 30% to €1,025 million compared to the year ended December 31, 2019, due to lower shipments and lower metal prices. A&T shipments were down 24%, due to lower shipments of aerospace and transportation, industry, defense and other rolled products as a result of impacts from the COVID-19 pandemic. Revenue per ton decreased by 7% to €5,601 per ton in the year ended December 31, 2020 from €6,041 per ton in the year ended December 31, 2019, primarily reflecting lower metal prices and a less favorable mix with lower Aerospace product shipments and higher Transportation, industry, defense and other rolled product shipments.
For the year ended December 31, 2019, revenue in our A&T segment increased by €73 million to €1,462 million compared to the year ended December 31, 2018, reflecting higher revenue per ton driven by improved price and a better mix partially offset by lower metal prices. A&T shipments decreased by 2%, reflecting a 9kt increase in Aerospace rolled products shipments offset by a 13kt decrease in Transportation, industry, defense and other rolled products shipments. Revenue per ton increased by 7% to €6,041 per ton in the year ended December 31, 2019, primarily reflecting better Aerospace rolled products mix, and higher prices on Transportation, industry, defense and other rolled products despite lower metal prices.
AS&I
For the year ended December 31, 2020, revenue in our AS&I segment decreased 14% to €1,167 million due to lower shipments and lower metal prices compared to the year ended December 31, 2019. AS&I shipments were down 9%, or 21 kt, on lower shipments of automotive and other extruded products as a result of the COVID-19 pandemic. Revenue per ton decreased by 6% to €5,096 per ton in the year ended December 31, 2020 from €5,404 per ton in the year ended December 31, 2019, reflecting lower metal prices.

For the year ended December 31, 2019, revenue in our AS&I segment increased by 5% to €1,351 million compared to the year ended December 31, 2018, reflecting higher revenue per ton driven by improved price and a better mix partially offset by lower metal prices. AS&I shipments were stable with a 1kt increase, reflecting an 8% or 9kt increase in Automotive extruded products shipments partially offset by a 6% or 8kt decrease in Other extruded products shipments. Revenue per ton increased by 4% to €5,404 per ton in the year ended December 31, 2019, reflecting a more favorable Automotive extruded product mix.
Holdings & Corporate
For the year ended 2018, revenue in the Holdings and Corporate segment was primarily related to metal sales that were incidental to our core business.
Segment Adjusted EBITDA
The following table sets forth the Adjusted EBITDA for our operating segments for the periods presented:

	For the year ended December 31,
(in millions of Euros and as a % of revenue)	2020		2019		2018

P&ARP	291	11%	273	9%	243	8%
A&T	106	10%	204	14%	152	11%
AS&I	88	8%	106	8%	125	10%
Holdings and Corporate	(20)	n.m.	(21)	n.m.	(22)	n.m.
Total Adjusted EBITDA	465	10%	562	10%	498	9%
n.m. not meaningful
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

The following table reconciles our net (loss) / income for each of the three years in the period ending December 31, 2020, to our Adjusted EBITDA:

	For the year ended December 31,
(in millions of Euros)	2020	2019	2018

Net (loss) / income	(17)	64	190
Income tax (benefit) / expense	(17)	18	32
Finance costs, net	159	175	149
Share of (income) / loss of joint ventures	—	(2)	33
Depreciation and amortization	259	256	197
Impairment of assets(a)	43	—	—
Restructuring costs(b)	13	4	1
Unrealized (gains) / losses on derivatives	(16)	(33)	84
Unrealized exchange gains from remeasurement of monetary assets and liabilities—net	(1)	—	—
Losses / (gains) on pension plan amendments(c)	2	(1)	(36)
Share-based compensation	15	16	12
Metal price lag(d)	8	46	—
Start-up and development costs(e)	5	11	21
Losses / (gains) on disposals (f)	4	3	(186)
Bowling Green one-time costs related to the acquisition(g)	—	5	—
Other(h)	8	—	1
Adjusted EBITDA	465	562	498
__________________
(a)For the year ended December 31, 2020, an impairment charge of €43 million was recognized related to some A&T cash generating units due to the downturn in the aerospace industry resulting from the COVID-19 pandemic and some AS&I cash generating units as a result of the review of their long-term business perspectives.
(b)For the year ended December 31, 2020, restructuring costs amounted to €13 million related to headcount reductions in Europe and in the U.S.
(c)The Group amended one of its OPEB plans in the U.S. in 2018, which resulted in a €36 million gain for the year ended December 31, 2018.
(d)Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(e)Start-up and development costs, for the years ended December 31, 2020, 2019 and 2018, were related to new projects in our AS&I operating segment.
(f)In July 2018, Constellium completed the sale of the North Building assets of its Sierre plant in Switzerland to Novelis and contributed the Sierre site shared infrastructure to a joint-venture with Novelis, in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building assets which had been leased and operated by Novelis since 2005. For the year ended December 31, 2018, the transaction generated a €190 million net gain.
(g)Bowling Green one-time costs related to the acquisition, for the year ended December 2019, was the non-cash reversal of the inventory step-up.

(h)Other, in the year ended December 31, 2020, includes €2 million of procurement penalties and termination fees incurred because of the Group's inability to fulfill certain commitments due to the COVID-19 pandemic and a €6 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the COVID-19 pandemic effects.
The following table presents the primary drivers for changes in Adjusted EBITDA from the year ended December 31, 2018 to the year ended December 31, 2020 for each one of our three segments:

(in millions of Euros)	P&ARP	A&T	AS&I

Adjusted EBITDA for the year ended December 31, 2018	243	152	125
Volume	27	(5)	24
Price and product mix	(10)	65	(1)
Costs	21	(14)	(51)
Consolidation of Bowling Green	(15)	—	—
Impact of IFRS 16 adoption	6	2	12
Foreign exchange and other	1	4	(3)
Adjusted EBITDA for the year ended December 31, 2019	273	204	106
Volume	(47)	(150)	(36)
Price and product mix	18	(3)	(3)
Costs	51	55	23
Foreign exchange and other	(4)	—	(2)
Adjusted EBITDA for the year ended December 31, 2020	291	106	88
P&ARP
For the year ended December 31, 2020, Adjusted EBITDA in our P&ARP segment increased 7% to €291 million compared to the year ended December 31, 2019, on strong cost control and improved product price and mix despite lower shipments. Adjusted EBITDA per metric ton increased by 15% to €286 for the year ended December 31, 2020 from €249 for the year ended December 31, 2019.
For the year ended December 31, 2019, Adjusted EBITDA in our P&ARP segment increased 12% to €273 million compared to the year ended December 31, 2018, reflecting primarily higher volumes, favorable metal costs partially offset by weaker price and mix, incremental costs from maintenance and the ramp up of our automotive programs and the consolidation of Bowling Green. Adjusted EBITDA per metric ton for the year ended December 31, 2019 was 6% higher at €249 compared to €234 for the year ended December 31, 2018.
A&T
For the year ended December 31, 2020, Adjusted EBITDA in our A&T segment decreased 48% to €106 million compared to the year ended December 31, 2019, primarily due to lower shipments as a result of impacts from the COVID-19 pandemic and weaker mix partially offset by strong cost control. Adjusted EBITDA per metric ton decreased by 31% to €580 from €843 in the year ended December 31, 2019.
For the year ended December 31, 2019, Adjusted EBITDA in our A&T segment increased 34% to €204 million compared to the year ended December 31, 2018, primarily reflecting better price and mix, partially offset by higher costs. Adjusted EBITDA per metric ton increased 36% to €843.
AS&I
For the year ended December 31, 2020, Adjusted EBITDA in our AS&I segment decreased 18% to €88 million compared to the year ended December 31, 2019, primarily due to lower shipments as a result of impacts from the COVID-19 pandemic, partially offset by strong cost control. Adjusted EBITDA per metric ton decreased 10% to €382 per ton from €423 per ton in the year ended December 31, 2019.
For the year ended December 31, 2019, Adjusted EBITDA in our AS&I segment decreased 15% to €106 million compared to the year ended December 31, 2018, reflecting higher costs largely related to our footprint expansion and operational challenges on some of our newer automotive programs despite strong automotive shipments. Adjusted EBITDA per metric ton decreased 16% to €423 per ton in the year ended December 31, 2019.
Holdings & Corporate
Our Holdings and Corporate segment generated Adjusted EBITDA losses of €20 million, €21 million and €22 million in the years ended December 31, 2020, 2019 and 2018, respectively.
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
Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Group from the potential margin calls for significant market movements, we maintain additional cash or availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor potential margin requirements on a daily basis for adverse movements in the U.S. dollar versus the Euro and in aluminium prices. A €3 million margin call was posted at December 31, 2020. No margin calls were posted at December 31, 2019. A €5 million margin call was posted at December 31, 2018.
At December 31, 2020, we had €981 million of total liquidity, comprised of €439 million in cash and cash equivalents, €255 million of undrawn availability under our Pan-U.S. ABL Facility, €135 million of undrawn availability under our Delayed Draw Term Loan, €74 million of undrawn availability under our French Inventory Facility, €50 million of undrawn availability under our new German facilities, €22 million availability under our factoring arrangements, and €6 million of undrawn availability under other credit facilities, of which €3 million was with Bpifrance Financement, a related party.

Cash Flows
The following table summarizes our operating, investing and financing activities for the years ended December 31, 2020, 2019 and 2018:

	For the year ended December 31,
(in millions of Euros)	2020	2019	2018

Net Cash Flows from / (used) in:
Operating activities	334	447	66
Investing activities	(176)	(353)	(91)
Financing activities	101	(76)	(82)
Net increase / (decrease) in cash and cash equivalents, excluding the effect of exchange rate changes	259	18	(107)
Net cash Flows from Operating Activities
For the year ended December 31, 2020, net cash flows from operating activities were an inflow of €334 million, a €113 million decrease from an inflow of €447 million in the year ended December 31, 2019. This decrease primarily reflects a €88 million decrease in changes from working capital and a €25 million decrease from the change in cash flows from operating activities before working capital. For the year ended December 31, 2020, factored receivables under non-recourse arrangements decreased by €65 million.
For the year ended December 31, 2019, net cash flows from operating activities increased by €381 million to €447 million. This increase in operating cash flows reflects a €378 million increase in cash flows from changes in working capital and stable cash flows from operating activities before working capital changes. In the year ended December 31, 2019, factored receivables under non-recourse arrangements increased by €17 million.
Net Cash Flows used in Investing Activities
For the year ended December 31, 2020, net cash flows used in investing activities were €176 million. Capital expenditures net of grants received were €177 million and related primarily to recurring investment in our manufacturing facilities and growth projects.
For the year ended December 31, 2019, net cash flows used in investing activities were €353 million. Capital expenditures were €271 million and related primarily to recurring investment in our manufacturing facilities and growth projects. For the year ended December 31, 2019, net cash flows used in investing activities also reflected the acquisition of our partner’s 49% interest in the Bowling Green joint venture for €83 million.
For the year ended December 31, 2018, net cash flows used in investing activities were €91 million. Capital expenditures of €277 million primarily related to recurring investment in our manufacturing facilities and our growth projects. Net cash flows used in investing activities included €198 million of net proceeds from the sale of our assets in Sierre and €24 million of equity contributions and loans to joint ventures, related to our 51% share in Bowling Green.
For further details on capital expenditures projects, see the “—Historical Capital Expenditures” section below.
Net Cash flows used in Financing Activities
For the year ended December 31, 2020, net cash flows from financing activities were €101 million. In the year ended December 31, 2020, Constellium raised $325 million of 5.625% Senior Notes due 2028, using a portion of the proceeds to redeem the remaining balance of the 4.625% Senior Notes due 2021 and repay amounts drawn under the Pan-U.S. ABL. In addition, Constellium entered into a €180 million loan partially guaranteed by the French State and drew CHF20 million on a facility partially guaranteed by the Swiss Government.
For the year ended December 31, 2019, net cash flows used in financing activities were €76 million. In the year ended December 31, 2019, net cash flows used in financing activities primarily reflected the €100 million partial redemption of the €300 million 4.625% Senior Notes due 2021 in August 2019 and a €54 million lease repayment upon the acquisition of Bowling Green, partially offset by €109 million of proceeds from revolving credit facilities and other loans.

For the year ended December 31, 2018, net cash used in financing activities were €82 million and primarily reflected €68 million in repayments made on revolving credit facilities and other loans.
Historical Capital Expenditures
The following table provides a breakdown of the historical capital expenditures by segment for the periods indicated:

	For the year ended December 31,
(in millions of Euros)	2020	2019	2018

P&ARP	73	96	97
A&T	45	72	70
AS&I	61	97	105
Holdings and Corporate	3	6	5
Total capital expenditures	182	271	277
For the year ended December 31, 2020, capital expenditures net of grants received were €177 million and related primarily to asset-sustaining investments across all segments. The decrease in capital expenditures results from the measures taken in response to the COVID-19 downturn.
The main projects undertaken during the year ended December 31, 2020 were to support our growth and reliability initiatives and primarily included investments in our AS&I segment.
For the year ended December 31, 2019, our capital expenditures related primarily to asset-sustaining investments and selective growth projects, across all segments.
The main projects undertaken during the year ended December 31, 2019 were to support our growth and reliability initiatives and included our Auto Body Sheet investments in Europe and in the U.S., within the P&ARP segment, automotive structures and industry investments in our AS&I segment and manufacturing efficiency investments in our A&T segment.
As of December 31, 2020, we had €132 million of construction in progress, which primarily related to our continued maintenance, modernization and expansion projects at our Neuf Brisach, Levice, Issoire, Ravenswood and Singen facilities.
As of December 31, 2019, we had €203 million of construction in progress, which primarily related to our continued maintenance, modernization and expansion projects at our Neuf Brisach, Děčín, Ravenswood, Levice, Issoire, Singen and Muscle Shoals facilities.
As of December 31, 2018, we had €194 million of construction in progress which, primarily related to our continued maintenance, modernization and expansion projects at our Děčín, Muscle Shoals, Neuf Brisach, Ravenswood, Issoire, Singen and Van Buren facilities.
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
The Pan-U.S. ABL Facility and U.S. Delayed Draw Term Loan (“U.S. DDTL”) contain a financial covenant that provides that at any time during which borrowing availability thereunder is below 10% of the aggregate commitments under the Pan-U.S. ABL Facility, we will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 and a minimum Borrower EBITDA Contribution of 25%, in each case calculated on a trailing twelve-month basis. “Borrower EBITDA Contribution” means, for any period, the ratio of the combined EBITDA of the borrowers under the Pan-U.S. ABL Facility and their subsidiaries for such period, to the consolidated EBITDA of the Company and its subsidiaries for such period. The Pan-U.S. ABL Facility and DDTL also contain customary negative covenants on liens, investments and restricted payments related to Ravenswood, Muscle Shoals, and Bowling Green.

The PGE French Facility contains a net debt leverage covenant and an interest coverage ratio covenant with semi-annual testing dates beginning on June 30, 2021.
The PGE French Facility also contains customary terms and conditions, including, negative covenants and limitations on incurring additional indebtedness, on selling assets, on certain corporate transactions and reorganizations, on making loans and advances and on entering into certain derivative transactions.
The unsecured German Facility has an interest coverage covenant applicable if the facility is drawn.
The Wise Factoring Facility contains customary covenants and the factors’ commitment to purchase the receivables is subject to the maintainance of certain credit rating levels.
The European Factoring Facilities contain customary covenants.
We were in compliance with our covenants at and for the years ended December 31, 2020 and 2019.
See “Item 10. Additional Information—C. Material Contracts” for a description of our significant financing arrangements.
Off-Balance Sheet Arrangements
As of December 31, 2020, except as otherwise disclosed in our consolidated financial statements, we have no significant off-balance sheet arrangements.
Contractual Obligations
The following table summarizes our estimated material contractual cash obligations and other commercial commitments at December 31, 2020:

		Cash payments due by period
(in millions of Euros)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Borrowings	2,192	10	200	889	1,093
Interest(1)	572	114	223	175	60
Net debt derivatives	40	10	30	—	—
Derivatives relating to currencies and commodities	39	32	7	—	—
Capital expenditures(2)	49	44	5	—	—
Leases	245	41	68	42	94
Operating lease obligations(3)	22	6	5	6	5
Total(4)	3,159	257	538	1,112	1,252
__________________
1.Interest accrues under the 2024 U.S. Dollar Notes at a rate of 5.750% per annum, under the February 2017 Notes at a rate of 6.625% per annum, under the 2026 U.S. Dollar Notes at a rate of 5.875%, per annum, under the 2026 Euro Notes at a rate of 4.250% per annum and under the June 2020 Notes at a rate of 5.625% per annum.
2.We currently expect all of our capital expenditures to be financed with cash on hand and external financing.
3.Operating leases relate to buildings, machinery and equipment leased under short term leases or low-value asset leases.
4.Estimating when pension and other post-employment obligations will require settlement is not practicable and therefore these have not been included in the Contractual Obligations table above.
Environmental Contingencies
Our operations, like those of many other industries, are subject to federal, state, local and international laws, regulations and ordinances. These laws and regulations (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as waste handling and disposal practices and (ii) impose liability for costs of cleaning up, and certain damages resulting from, spills, disposals or other releases or regulated materials. From time to time, our operations have resulted, or may result, in certain noncompliance with applicable requirements under such environmental laws. To date, any such noncompliance with such environmental laws has not had a material adverse effect on our financial position or results of operations.
Pension Obligations
Constellium operates various pension plans for the benefit of its employees across a number of countries. Some of these plans are defined benefit plans and others are defined contribution plans. The largest of these plans are in the United States, Switzerland, Germany and France. Pension benefits are generally based on the employee’s length of service and highest average eligible compensation before retirement, and are periodically adjusted for cost of living increases, either by practice, collective agreement or statutory requirement. Finally, we also participate in various multi-employer pension plans in one of our facilities in the United States.
We also provide health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents. These plans are predominantly in the United States.
The total expense recognized in the income statement in relation to all our pension and post-retirement benefits was €45 million and €43 million for the years ended December 31, 2020 and 2019, respectively. The fair value of the plans assets was €458 million and €445 million for the years ended December 31, 2020 and 2019, respectively. The present value of our obligations was €1,122 million and €1,115 million for the years ended December 31, 2020 and 2019, respectively. This resulted in aggregate plan deficits of €664 million and €670 million as of December 31, 2020 and 2019, respectively.
Our estimated funding for our funded pension plans and other post-retirement benefit plans is based on actuarial estimates using benefit assumptions for discount rates, rates of compensation increases, and health care cost trend rates. The deficit related to the funded pension plan and the present value of the unfunded obligations as of December 31, 2020 were €314 million and €350 million, respectively. The deficit related to the funded pension plan and the present value of the unfunded obligations as of December 31, 2019 were €323 million and €347 million, respectively.
Contributions to pension and other benefit plans were €53 million and €50 million for the year ended December 31, 2020, and 2019, respectively.
Contributions to our multi-employer plans were approximately €2 million for each of the two years ended December 31, 2020 and 2019.
Principal Accounting Policies, Critical Accounting Estimates and Key Judgments
Our principal accounting policies are set out in Note 2 to the audited Consolidated Financial Statements, which appear elsewhere in this Annual Report. New standards and interpretations not yet adopted are also disclosed in Note 2.3 to our audited Consolidated Financial Statements. Critical accounting estimates and key judgments are described in Note 2.7 to our audited Consolidated Financial Statements, this note includes notably considerations around key estimates and uncertainty in light of the current Covid-19 pandemic.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
According to the Articles of Association, our Board of Directors is composed of natural or legal persons between 3 and 18 in number, appointed by the general meeting.
The following table provides information regarding the members of our board of directors as of the date of this Annual Report (ages are given as of December 31, 2020). The business address of each of our directors listed below is c/o Constellium, Washington Plaza, 40-44 rue Washington, 75008 Paris, France.

Name	Age	Position	Date of Appointment	Current Term
Richard B. Evans	73	Chairman	January 5, 2011	2019-2022
Guy Maugis	67	Director	January 5, 2011	2020-2023
Werner P. Paschke	70	Director	May 21, 2013	2019-2021
Michiel Brandjes	66	Director	June 11, 2014	2019-2021
Peter F. Hartman	71	Director	June 11, 2014	2020-2023
John Ormerod	71	Director	June 11, 2014	2019-2021
Lori A. Walker	63	Director	June 11, 2014	2019-2022
Martha Brooks	61	Director	June 15, 2016	2019-2022
Jean-Marc Germain	54	Director and CEO	June 15, 2016	2020-2023
Stéphanie Frachet	43	Director	May 24, 2018	2019-2022
Pursuant to a shareholders agreement between the Company and Bpifrance Participations (f/k/a Fonds Stratégique d'Investissement) ("Bpifrance"), in 2018, Ms. Frachet was designated by Bpifrance as a nominee, and was then appointed by the shareholders to serve as a director of the Company.
Richard B. Evans. Mr. Evans has served as a director since January 2011 and as Chairman of our Board of Directors since December 2012. Mr. Evans is currently an independent director and a member of the Audit Committee of CGI Group, Inc., an IT consulting and outsourcing company. In 2016, Mr. Evans resigned as a non-executive director of Noranda Aluminum Holding Corporation following its successful liquidation through the Chapter 11 bankruptcy process. He retired in May 2013 as non-executive Chairman of Resolute Forest Products, a Forest Products company based in Montreal. He retired in April 2009 as an executive director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd., and as Chief Executive Officer of Rio Tinto Alcan Inc., a wholly owned subsidiary of Rio Tinto. Previously, Mr. Evans was President and Chief Executive Officer of Montreal based Alcan Inc. from March 2006 to October 2007, and led the negotiation of the acquisition of Alcan by Rio Tinto in October 2007. He was Alcan’s Executive Vice President and Chief Operating Officer from September 2005 to March 2006. Prior to joining Alcan in 1997, he held various senior management positions with Kaiser Aluminum and Chemical Company during his 27 years with that company. Mr. Evans is a past Chairman of the International Aluminum Institute (IAI) and is a past Chairman of the Washington, DC-based U.S. Aluminum Association. He previously served as Co-Chairman of the Environmental and Climate Change Committee of the Canadian Council of Chief Executives and as a member of the Board of USCAP, a Washington, DC-based coalition concerned with climate change.
Guy Maugis. Mr. Maugis has served as a non-executive director since 2011. Mr. Maugis served as advisor of the Board of Robert Bosch GmbH from 2016 to 2018, after being President of Robert Bosch France SAS for 12 years. The French subsidiary covers all the activities of the Bosch Group, a leader in the domains of Automotive Equipments, Industrial Techniques and Consumer Goods and Building Techniques. He is President of the French-German Chamber of Commerce and Industry. Mr. Maugis serves as a senior advisor to IAC Partners and Loccioni S.P.a, is a member of the European Advisory Board of KPS Capital Partners, and a member of the Advisory Board of Melcofin & Co. Mr. Maugis worked for several years at the Equipment Ministry. At Pechiney, he managed the flat rolled products factory of Rhenalu Neuf-Brisach. At PPG Industries, he became President of the European Flat Glass activities. With the purchase of PPG Glass Europe by ASAHI Glass, Mr. Maugis assumed the function of Vice-President in charge of the business development and European activities of the automotive branch of the Japanese group. Mr. Maugis is a graduate of Ecole Polytechnique, Engineer of “Corps des Ponts et Chaussées.”
Werner P. Paschke. Mr. Paschke has served as a non-executive director since May 2013. From 2008 until April 2017, he served as an independent director of Braas Monier Building Group, Luxembourg, where he chaired the Audit Committee. In previous years, he served on the Supervisory Boards of Conergy Aktiengesellschaft, Hamburg, Coperion GmbH, Stuttgart and several smaller companies. From 2003 to 2006, he was Managing Director and Chief Financial Officer of Demag Holding in Luxembourg, where he enhanced the value of seven former Siemens and Mannesmann units. From 1992 to 2003, he worked for Continental Aktiengesellschaft in Hannover/Germany, and since 1993 as Generalbevollmächtigter responsible for corporate controlling plus later, accounting. From 1989 to 1992, he served as Chief Financial Officer for General Tire Inc., in Akron/Ohio, USA. From 1973 to 1987, he held different positions at Continental AG in finance, distribution, marketing and controlling. Mr. Paschke is an Advisory Board Member for Weber Automotive GmbH, and a senior advisor of Adrian Germany. Mr. Paschke studied economics at Universities Hannover, Hamburg and Münster/Westphalia, where he graduated as Diplomkaufmann in 1973. He is a 1993 graduate of the International Senior Management Program at Harvard Business School.
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
Peter F. Hartman. Mr. Hartman has served as a non-executive director since June 2014. Mr. Hartman has been a member of the Supervisory Board of Royal KPN N.V. since April 2015 and is currently Chair of the Remuneration Committee and a member of the Nominating & Corporate Governance Committee. Mr. Hartman serves as Chairman of the Supervisory Board of Texel Airport N.V. and is a member of the Advisory Board of Aviation Glass & Technology, and Mainblades, a drone-application start-up. He served as Chairman of the Supervisory Board of Fokker Technologies Group B.V until May 2020, and as member of the supervisory boards of Kenya Airways from 2004 to 2013, Stork B.V. from 2008 to 2013, CAI Compagnia Aerea Italiana S.p.A. from 2009 to January 2014, Delta Lloyd Group N.V. from 2010 to May 2014 and Royal Ten Cate N.V. from July 2013 to February 2016. He served as Vice Chairman of Air France KLM from July 2013 until May 2017. Mr. Hartman served as member of the supervisory board of Air France KLM S.A. from 2010, and as member of the Audit Committee from July 2016, until May 2017. Previously, Mr. Hartman served as President and CEO of KLM Royal Dutch Airlines from 2007 to 2013. Mr. Hartman received a Bachelor’s degree in Mechanical Engineering from HTS Amsterdam, Amsterdam and a Master’s degree in Business Economics from Erasmus University, Rotterdam.
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
Lori A. Walker. Ms. Walker has served as a non-executive director since June 2014. Ms. Walker previously served as Chief Financial Officer and Senior Vice President of The Valspar Corporation from 2008 to 2013, where she led the Finance, IT and Communications teams. Prior to that position, Ms. Walker served as Valspar’s Vice President, Controller and Treasurer from 2004 to 2008, and as Vice President and Controller from 2001 to 2004. Prior to joining Valspar, Ms. Walker held a number of roles with progressively increasing responsibility at Honeywell Inc. during a 20-year tenure, with her last position there serving as director of Global Financial Risk Management. Ms. Walker currently serves as the Audit Committee Chair of Southwire Company, LLC and is also a member of its Human Resources Committee. She also serves as the Audit Committee Chair of Compass Minerals International, Inc. and is a member of its Compensation Committee. Ms. Walker holds a Bachelor of Science of Finance from Arizona State University and attended the Executive Institute Program and the Director’s College at Stanford University.
Martha Brooks. Ms. Brooks has served as a non-executive director since June 2016. Ms. Brooks was until her retirement in May 2009, President and Chief Operating Officer of Novelis Inc, where she held senior positions since 2005. From 2002 to 2005, she served as Corporate Senior Vice President and President and Chief Executive Officer of Alcan Rolled Products, Americas and Asia. Before she joined Alcan, Ms. Brooks served 16 years with Cummins, the global leader in diesel engine and power generation from 1986 to 2002, ultimately running the truck and bus engine business. She is currently a director at Bombardier Inc., where she serves as a member of the Audit Committee; a director at Jabil Circuit Inc., where she serves as a member of the Compensation Committee, and the Nominating and Governance Committee; and a director of CARE Enterprises Inc., a for profit subsidiary of CARE USA, where she serves as board Co-Chair. She has previously served as a director of Harley Davidson and International Paper. Ms. Brooks holds a BA in Economics and Political Science and a Master’s in Public and Private Management from Yale University.
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
The following persons are our executive officers as of the date of this Annual Report (ages are given as of December 31, 2020). The business address of each of our officers listed below is c/o Constellium, Washington Plaza, 40-44 rue Washington, 75008 Paris, France.

Name	Age	Title
Jean-Marc Germain	54	Chief Executive Officer
Peter R. Matt	58	Executive Vice President and Chief Financial Officer
Peter Basten	45	President, Packaging and Automotive Rolled Products business unit
Ingrid Joerg	51	President, Aerospace and Transportation business unit
Philippe Hoffmann	55	President, Automotive Structures and Industry business unit
Jack Clark	61	Senior Vice President Manufacturing Excellence and Chief Technical Officer
Philip Ryan Jurkovic	49	Senior Vice President and Chief Human Resources Officer
Nicolas Brun	54	Senior Vice President, Public Affairs, Communications and Sustainability
Jeremy Leach	58	Senior Vice President and Group General Counsel
The following paragraphs set forth biographical information regarding our officers (other than Mr. Germain, whose biographical information is set forth above in the description of biographical information of our directors):
Peter R. Matt. Mr. Matt has served as our Executive Vice President and Chief Financial Officer since January 1, 2017. From November 2016 to December 2016 he served as our Chief Financial Officer Designate. Prior to joining Constellium, he spent 30 years in investment banking at First Boston/Credit Suisse where he built leading Metals and Diversified Industrials coverage practices. From 2010 to 2015, he was the Managing Director and Group Head at Credit Suisse responsible for managing the firm’s Global Industrials business in the Americas. Since June 2020, Mr. Matt serves on the Board of Commercial Metals Corporation. He is a graduate of Amherst College.
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
Philippe Hoffman. Mr. Hoffmann has served as President of our Automotive and Industry business unit since October 2020. He previously held numerous leadership positions in the company, including Managing Director for Constellium’s Hard Alloys and Large Extrusion business, Vice President Rolled Products Europe for our Aerospace and Transportation business unit, and Vice President and Managing Director Automotive Structures. During his extensive career in the aluminium industry, Mr. Hoffmann held various manufacturing, strategic, and management roles, serving our automotive, industry, transportation and aerospace customers across Europe and North America. Mr. Hoffmann is a graduate of INSEAD Business School and of the École Nationale Supérieure des Mines with a Master in Physics and Material Science. He holds a Master of International Management from the International Master Program for Managers (IMPM), which includes studies at McGill (Canada), Lancaster University (UK), IIMB (India), KDI School (Korea), INSEAD (France) and JAIST (Japan).
Jack Clark. Mr. Clark has served as our Senior Vice President Manufacturing Excellence and Chief Technical Officer since October 2016. In this role, Mr. Clark is responsible for research and technology at Constellium and supervises all EHS, Lean continuous improvement activities as well as engineering, reliability and capital expenditures planning and execution. Prior to joining Constellium, Mr. Clark was Senior Vice President and Chief Technical Officer of Novelis. Mr. Clark graduated from Purdue University in Engineering and has more than 30 years of industry experience with Alcoa and Novelis on three continents.
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
COVID-19 Pandemic
Despite the difficulties posed to the business by the COVID-19 pandemic, Constellium did not make any major structural changes or adjustments to its remuneration plans in 2020. Areas where we did take action (i.e., in support of the business) and just as importantly, did not, are disclosed below within each relevant section.

Non-Executive Director Compensation
In response to the COVID-19 pandemic, and as a measure of solidarity, our non-executive directors voluntarily agreed to a reduction of 30% of their Retainer/Membership/Chair fees for the period of April 1 to September 30.

In 2020, the compensation structure for our non-executive directors consisted of (i) Annual retainer fees, (ii) Committee membership fees, (iii) Committee Chair fees following a formulaic approach (200% of the Committee membership fee), and (iv) cash paid in lieu of the former annual RSU grant:
Annual Retainer
•an annual fee of €65,000 for the Chairman of the Board and €70,000 for each other non-executive director
•an additional annual fee of €65,000 for the Chairman of the Board
Audit Committee
•an annual fee of €12,000 for members of the Audit Committee
•an additional annual fee of €12,000 for the Chair of the Audit Committee
Human Resources and Remuneration Committee
•an annual fee of €8,000 for members of the Human Resources and Remuneration Committee
•an additional annual fee of €8,000 for the Chair of the Human Resources and Remuneration Committee
Nominating and Governance Committee
•an annual fee of €6,000 for members of the Nominating and Governance Committee
•an additional annual fee of €6,000 for the Chair of the Nominating and Governance Committee
Environment, Health and Safety Committee
•an annual fee of €4,000 for members of the Environment, Health and Safety Committee
•an additional annual fee of €4,000 for the Chair of the Environment, Health and Safety Committee
Cash paid in lieu of the former annual RSU grant
•annual cash of $95,000 for the Chairman of the Board
•annual cash of $75,000 for our other non-executive directors
Upon the Transfer, the equivalent of the RSU grant that had been previously granted on an annual basis was replaced with quarterly cash payments, starting in the third quarter 2020.
The non-executive directors of the Board have not entered into any service contracts with the Company that provide either for benefits upon termination of employment or pension-related benefits.
The following table sets forth the remuneration due in respect of our 2020 fiscal year to our non-executive directors:

Name	Annual Retainer Fees (1)	Chair Fees (1)	Membership Fees (1)	Cash paid in lieu of the former RSU grant (2)	Total
Richard B. Evans	€55,250	€60,350	€11,900	€41,191	€168,691
Guy Maugis	€59,500	€3,400	€10,200	€32,519	€105,619
Michiel Brandjes	€59,500	€—	€8,500	€32,519	€100,519
Werner P. Paschke	€59,500	€—	€10,200	€32,519	€102,219
Peter F. Hartman	€59,500	€—	€10,200	€32,519	€102,219
John Ormerod	€59,500	€—	€15,300	€32,519	€107,319
Lori A. Walker	€59,500	€10,200	€15,300	€32,519	€117,519
Martha Brooks	€59,500	€6,800	€17,000	€32,519	€115,819
Stéphanie Frachet(3)	€—	€—	€—	€—	€—
Total	€471,750	€80,750	€98,600	€268,824	€919,924

__________________
(1)In response to the COVID-19 pandemic, the non-executive directors reduced their fees by 30% for the period of April 1 - September 30, 2020. The savings to Constellium due to this fee reduction was €114,900.
(2)Exchange rate of the date of Board meeting used to reflect the equivalent of $23,750 (per quarter) for the Chairman and $18,750 (per quarter) for each other non-executive director in Euros: 3rd quarter: 0.89052; 4th quarter: 0.84385. See also Note 30 of the Consolidated Financial Statements.
(3)Ms. Frachet does not receive any fees for her services as a non-executive director.
Share Ownership Guidelines for Non-Executive Directors
In 2019, we adopted Share-Ownership Guidelines (SOGs) for our non-executive directors to further encourage minimum levels of ownership and to foster additional alignment between the non-executive directors and shareholder interests (does not apply to Ms Frachet, who does not receive compensation in respect of her services as a non-executive director). The non-executive directors are required to hold a fixed value in Constellium shares as follows:
•$500,000        Chairman of the Board
•$250,000        Other non-executive directors
The SOGs give the non-executive directors five years to achieve guideline levels of ownership. All of our non-executive directors who are subject to the SOGs met them in 2020.
Officer Compensation
In response to the COVID-19 pandemic, base salary increases were deferred by six months, from the annual April 1 effective date, to October 1. In addition, our CEO, CFO and our Other Executive Officers (as defined below) voluntarily agreed to reduce their compensation as follows (these amounts were not later repaid):
•Jean-Marc Germain - voluntary compensation reduction of 30% for the period of April 1 to September 30 (savings to the Company: €142,701)
•Peter Matt - voluntary compensation reduction of 15% for the period of April 1 to September 30 (savings to the Company: €42,744)
•Other Executive Officers - voluntary compensation reduction of 15% for the period of April 1 to September 30 (savings to the Company: €123,318)
Also as an outcome to the COVID-19 pandemic:
•The Adjusted EBITDA component of the 2020 annual bonus (paid out in 2021), which constitutes 50% of the overall target bonus, was 0% for Jean-Marc Germain, Peter Matt and the Other Executive Officers
•Jean-Marc Germain, Peter Matt and our Other Executive Officers had the value of their equity awards reduced by 30%
The table below sets forth the remuneration paid during our 2020 fiscal year to certain of our executive officers. They include Jean-Marc Germain, our Chief Executive Officer, Peter Matt, our Executive Vice President and Chief Financial Officer, Peter Basten, our President Packaging & Automotive Rolled Products, Ingrid Joerg, our President Aerospace & Transportation and Paul Warton, who served as our President, Automotive Structures & Industry until October 1, 2020. Philippe Hoffmann was appointed President, Automotive Structures & Industry effective October 1, 2020, upon Mr. Warton’s resignation of such position. The remuneration information for our executive officers other than our Chief Executive Officer Jean-Marc Germain and our Executive Vice President and Chief Financial Officer Peter Matt (which include Peter Basten, Ingrid Joerg, Paul Warton and Philippe Hoffmann) is presented on an aggregate basis in the row “Other Executive Officers” in the table below.

Name	Base Salary Paid	Bonus (EPA) Paid	Equity Awards(1)	Retirement /Pension(2)	Other Compensation(3)	Total(4)
Jean-Marc Germain	€815,213	€1,226,083	€2,817,633	€22,490	€209,731	€5,091,150
Peter Matt	€538,141	€556,019	€989,983	€22,490	€94,386	€2,201,019
Other Executive Officers(5)	€1,605,697	€1,417,539	€1,260,154	€209,339	€92,669	€4,585,398
_________________
(1)The amount reported as Equity Awards represents the grant date fair value of the awards granted in 2020, computed in accordance with IFRS 2. Jean-Marc Germain was granted the following in April 2020: (a) 312,481 performance-based restricted stock units (“PSUs”) (which can become a maximum of 624,962 shares); and (b) 159,404 RSUs. Peter Matt was granted the following in April 2020: (a) 109,791 PSUs (which can become a maximum of 219,582 shares); and (b) 56,007 RSUs.Our other executive officers listed were granted, in the aggregate, 139,754 PSUs (which can become a maximum of 279,508) and 71,291 RSUs. The PSUs vest on the third anniversary of the date of grant, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0-200%. RSUs vest 100% on the third anniversary of the date of grant, subject to continued service. See hereafter “2020 Long-Term Incentive Plan” for description of market-related performance conditions. See also Note 30 to the Consolidated Financial Statements for more information.
(2)Retirement / Pension represents amounts contributed by the Company during the 2020 fiscal year in the US and Switzerland as part of the overall employer retirement / pension requirements apportioned to the base salary of these individuals.
(3)Other compensation for Jean-Marc Germain and Peter Matt includes car allowance, parking and premium for health, life and long-term disability insurance as well as non-qualified restoration contributions under the Constellium US Holdings I, LLC U.S. Non-qualified Deferred Compensation and Restoration Plan. Other compensation for Ms. Joerg as well as for Messrs. Warton, Basten and Hoffmann include car allowance, lunch allowance, tax and medical services, exchange rate compensation and premiums for life and long-term disability insurance.
(4)The total compensation paid to such executive officers, including Mr. Germain and Mr. Matt, during our 2020 fiscal year amounted to €6,809,797, consisting of (a) an aggregate base salary of €2,959,051, (b) aggregate short-term incentive compensation of €3,199,641, and (c) aggregate other compensation in an amount equal to €396,786. The total amount contributed to the value of the retirement / pensions for such executive officers was €254,319. All compensation amounts for the CEO, CFO and the US-based executive officers were converted to euros using an exchange rate of 0.87681. All compensation amounts for the Swiss-based executive officers were converted to euros using an exchange rate of 0.93423.
(5)Compensation for Philippe Hoffmann presented as of October 1, 2020.
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
Share Ownership Guidelines for Executive Officers
In 2018, we adopted Share-Ownership Guidelines (SOGs) for our executive officers to further encourage minimum levels of ownership and to further foster alignment between the Executive Committee and shareholder interests. The SOGs are as follows:
•400% of base salary    CEO
•200% of base salary    CFO and Business Unit Presidents
•100% of base salary    Other executive officers

The SOGs give the executive officers five years to achieve guideline percentages. With the exception of Mr. Philippe Hoffmann, our new executive officer, all of our executive officers met the SOGs in 2020.
Non-qualified Deferred Compensation and Restoration Plan
A select group of highly compensated employees of Constellium US Holdings I, LLC and certain other subsidiaries and affiliates (including Messrs. Germain and Matt) are eligible to participate in the Constellium US Holdings I, LLC U.S. Non-qualified Deferred Compensation and Restoration Plan (“DCRP”). The DCRP allows such employees to defer up to 85% of their annual Employee Performance Award. The DCRP is also a non-qualified restoration plan for employer contributions that cannot be made to our 401(k) plan due to the Code Section 401(a)(17) annual limit on compensation paid under a qualified plan. The restoration contribution equals 9% of total eligible 2020 pay (base salary plus bonus award paid in 2020) in excess of this limit. The 9% consists of the 6% employer matching contribution and the 3% non-elective retirement contribution. Restoration contributions are 100% vested.
Distributions are made as a lump sum after separation from service, unless the participant elects to receive one to 10 annual payments beginning at least one year after separation from service.
Each participant directs investment of his or her individual account under the DCRP. The DCRP provides a broad range of market-based investments that may be changed daily. Benefits due under the DCRP are paid from our general assets, although we also maintain a rabbi trust that may be used to pay benefits. The trust and the funds held in it are Company assets. In the event of our bankruptcy, DCRP participants would be unsecured general creditors.
Say-On-Pay
As a foreign private issuer listed on the NYSE and a company not listed on a regulated French stock exchange, the Company is not subject to the Say-On-Pay regime for French listed companies.
2020 Employee Performance Award Plan
Despite the difficulties posed to the business by the COVID-19 pandemic, the Company:
•did not make any adjustments to the 2020 Employee Performance Award Plan performance metrics, goals (threshold, target or maximum levels) or the measurement period
•did not apply positive discretion with respect to the 2020 Employee Performance Award Plan payouts
Each of our executive officers, among other selected employees, participates in the Employee Performance Award Plan (which we refer to as the “EPA”). The EPA is an annual cash bonus plan intended to provide performance-related award opportunities to employees contributing substantially to the success of Constellium. Under the EPA, participants are provided opportunities to earn cash bonuses (expressed as a percentage of base salary, and paid in the year following the performance period) based on the level of achievement of certain Financial and EHS Objectives as approved by our Human Resources and Remuneration Committee for the applicable annual performance period, as well as Individual Objectives established by the applicable participant’s supervisor (as described below).
The three components of bonuses awarded under the EPA for 2020 had the following weights:
•Financial Objectives — 70%
•EHS Objective — 10%*
•Individual Objectives — 20%
*EHS constitutes an ESG component
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
The EHS Objective, which represents the ESG component in our annual incentive plan, is measured on a quarterly basis for Constellium and its subsidiaries. In case of a fatality or type I (major) environmental event, the payout for the EHS Objective is zero for (i) employees of the operating site, (ii) the associated business unit leadership as well as (iii) the members of the Executive Committee. This substantial impact on EPA payout reflects the fact that the safety for our employees is our number one priority. Payout for EHS Objectives can range from 0% to 200%.
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
The EPA 2020 was applicable to approximately 1,900 employees worldwide, including all of our executive officers. For its payout in 2021, the following results were earned by our employees:
•Financial Objectives: The payouts ranged from 0% to 200%*;
•EHS Objective: The payouts ranged from 50% to 200%;
•Individual Objectives: The payouts ranged from 0% to 150%. The payout for Mr. Germain was 132%.
*Payout at the Group level for the Adjusted EBITDA component of the 2020 EPA, which constitutes 50% of the overall target bonus for Jean-Marc Germain, Peter Matt and the Other Executive Officers, was 0%.

Constellium SE 2013 Equity Incentive Plan
Our share-based compensation plan is the Constellium SE 2013 Equity Incentive Plan (the “Plan”). The principal purposes of the Plan are to focus our officers and employees on business performance to help create shareholder value, to encourage innovative approaches to the business of the Company and to encourage ownership of our ordinary shares by officers and employees. The Plan is also intended to recognize and retain our key employees needed to sustain and ensure our future and business competitiveness.
The Plan provides for a variety of awards, including “incentive stock options” (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)) (“ISOs”), nonqualified stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), performance-based restricted stock units (“PSUs”), other stock-based awards or any combination of those awards. To date, we have only awarded RSUs and PSUs under the Plan.
The Plan provides that awards may be made under the Plan for 10 years following approval by the Company's board of directors (the “Board of Directors”) of the Plan in 2013. We have reserved a total of 14,292,291 ordinary shares (of which 7,292,291 ordinary shares were originally reserved, and an additional 7,000,000 ordinary shares were reserved to be awarded under the Plan, following approval at our annual general meeting of shareholders in 2018 (the “2018 Share Authorization”)). The number of ordinary shares authorized and available is subject to adjustment in certain circumstances to prevent dilution or enlargement.
At the Company’s shareholders meeting held on November 25, 2019, we ratified the 2018 Share Authorization in order to make new awards under the Plan following the Transfer. Following such ratification, the authorization is valid until January 24, 2022. Awards made following such ratification and Transfer are subject to compliance with mandatory provisions of the French Commercial Code that now apply, as further described below.
Administration
The Plan is administered by the Human Resources and Remuneration Committee of our Board of Directors. The Board of Directors or the Human Resources and Remuneration Committee may delegate administration to one or more members of our Board of Directors. The Human Resources and Remuneration Committee has the power to interpret the Plan and to adopt rules for the administration, interpretation and application of the Plan according to its terms. The Board of Directors, acting on the recommendation of our Human Resources and Remuneration Committee, determines the number of our ordinary shares that will be subject to each award granted under the Plan and may take into account the recommendations of our senior management in determining the award recipients and the terms and conditions of such awards. Subject to certain exceptions as may be required pursuant to Rule 16b-3 under the Exchange Act, if applicable, our Board of Directors may, at any time and from time to time, exercise any and all rights and duties of the Human Resources and Remuneration Committee under the Plan.
Following the Transfer, in accordance with the French Commercial Code:
•the Human Resources and Remuneration Committee no longer has the power to make awards of any type;
•the Board of Directors has exclusive power to make awards that are to be settled with shares;
•the Board of Directors has exclusive power to make awards to the Company’s CEO and to any deputy chief executive officer (Directeur Général Délégué), irrespective of the form of settlement; and
•the Company’s senior management has exclusive power to make awards to officers and employees that are cash-settled (other than to the Company’s CEO and any deputy chief executive officer (Directeur Général Délégué)).
Eligibility
Officers and employees are eligible to be granted awards under the Plan. Our Human Resources and Remuneration Committee makes recommendations regarding:
•which officers and employees are to be granted awards;
•the type of award that is granted;
•the number of our ordinary shares subject to the awards; and
•the terms and conditions of such awards, consistent with the Plan.
Following the Transfer, the power to make new awards and set their terms are as described above under “Administration.” Furthermore, in accordance with the French Commercial Code, following the Transfer, the Company is no longer permitted to grant restricted stock, and only officers (including the CEO), the Chairman of the Board of Directors and employees are eligible to receive share-settled awards after the Transfer. Except for the Chairman of the Board of Directors, other non-executive members of the Board of Directors and consultants are no longer eligible to receive share-settled awards.
Stock Options
Subject to the terms and provisions of the Plan, stock options to purchase our ordinary shares may be granted to eligible individuals at any time and from time to time as determined by our Board of Directors. Stock options may be granted as ISOs, which are intended to qualify for favorable treatment to the recipient under U.S. federal tax law, or as nonqualified stock options, which do not qualify for this favorable tax treatment. Subject to the limits provided in the Plan, our Board of Directors has the authority to determine the number of stock options granted to each recipient. Each stock option award is evidenced by a stock option agreement that specifies the stock option exercise price, whether the stock options are intended to be incentive stock options or nonqualified stock options, the duration of the stock options, the number of shares to which the stock options pertain, and such additional limitations, terms and conditions as our Board of Directors may determine.
Our Board of Directors determines the exercise price for each stock option granted, except that the stock option exercise price may not be less than 100% of the fair market value of an ordinary share on the date of grant. All stock options granted under the Plan expire no later than 10 years from the date of grant. Stock options are nontransferable except by will or by the laws of descent and distribution or, in the case of nonqualified stock options, as otherwise expressly permitted by our Board of Directors. The granting of a stock option does not accord the recipient the rights of a shareholder, and such rights accrue only after the exercise of a stock option and the registration of ordinary shares in the recipient’s name. Following the Transfer, stock options may only be granted if the Company’s shareholders specifically authorize the Board of Directors to make such grants. As of the date of this annual report, we have not requested such shareholders’ authorization, but may do so at a future date.
Stock Appreciation Rights
The Company's senior management may grant SARs under the Plan. SARs may be “tandem SARs,” which are granted in conjunction with a stock option, or “free-standing SARs,” which are not granted in conjunction with a stock option. A SAR entitles the holder to receive from us, upon exercise, an amount equal to the excess, if any, of the aggregate fair market value of a specified number of our ordinary shares to which such SAR pertains over the aggregate exercise price for the underlying shares. The exercise price of a free-standing SAR may not be less than 100% of the fair market value of an ordinary share on the date of grant.
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
Restricted Stock
The Plan provides for the award of ordinary shares that are subject to forfeiture and restrictions on transferability to the extent permitted by applicable law and as set forth in the Plan, the applicable award agreement and as may be otherwise determined by our Board of Directors. Except for these restrictions and any others imposed by our Board of Directors to the extent permitted by applicable law, upon the grant of restricted stock, the recipient will have rights of a shareholder with respect to the restricted stock, including the right to vote the restricted stock and to receive all dividends and other distributions paid or made with respect to the restricted stock on such terms as set forth in the applicable award agreement. During the restriction period set by our Board of Directors, the recipient is prohibited from selling, transferring, pledging, exchanging or otherwise encumbering the restricted stock to the extent permitted by applicable law.
Following the Transfer, under the terms of the French Commercial Code, the Company is no longer permitted to grant restricted stock.
Restricted Stock Units (RSUs)
The Plan authorizes our Board of Directors to grant RSUs. RSUs are not ordinary shares and do not entitle the recipient to the rights of a shareholder, although the award agreement may provide for rights with respect to dividend equivalents. The recipient may not sell, transfer, pledge or otherwise encumber RSUs granted under the Plan prior to their vesting. RSUs may be settled in cash, ordinary shares or a combination thereof as provided in the applicable award agreement, in an amount based on the fair market value of an ordinary share on the settlement date.
Following the Transfer, the Board of Directors has exclusive power to make new grants of RSUs and set their terms, in accordance with the French Commercial Code and as described above under “Administration” and “Eligibility”.
Performance-Based Restricted Stock Units (PSUs)
The Plan authorizes the Board of Directors to grant PSUs. The value of a PSU is conditioned upon the achievement of performance goals set by our Board of Directors in granting the PSUs and may be paid in cash, ordinary shares, other property or a combination thereof. Each PSU award is evidenced by an award agreement, which may contain terms relating to the termination of a participant’s employment.
Following the Transfer, the Board of Directors has exclusive power to make new grants of PSUs and set their terms, in accordance with the French Commercial Code and as described above under “Administration” and “Eligibility”.
Other Stock-Based Awards
The Plan provides for the award of ordinary shares and other awards that are valued by reference to our ordinary shares, including unrestricted stock, dividend equivalents and convertible debentures.
Following the Transfer, grants of other stock-based awards may only be made in accordance with the French Commercial Code.

Performance Goals
The Plan provides that performance goals may be established by our Board of Directors in connection with the grant of any award under the Plan.
Termination without Cause following a Change in Control
The Company has a double trigger in place for its awards. Upon a termination of employment by the Company without “cause” (as defined in the Plan) of a plan participant occurring upon or during the two years immediately following the date of a “change in control”, unless otherwise provided in the applicable award agreement, (i) all awards held by such participant will vest in full (in the case of any awards that are subject to performance goals, at target) and be free of restrictions, and (ii) any option or SAR held by the participant as of the date of the change in control that remains outstanding as of the date of such termination of employment may thereafter be exercised until (A) in the case of ISOs, the last date on which such ISOs would otherwise be exercisable or (B) in the case of nonqualified options and SARs, the later of (x) the last date on which such nonqualified option or SAR would otherwise be exercisable and (y) the earlier of (I) the second anniversary of such change in control and (II) the expiration of the term of such nonqualified option or SAR. With respect to new share-settled awards made following the Transfer, the Company’s ability to deliver shares is subject to the minimum vesting and, if applicable, holding period requirements set forth under the French Commercial Code, as described below.
Application of the French Commercial Code
Following the Transfer, the French Commercial Code applies to new share-settled awards and requires in particular that:
•awards be made by the Board of Directors, pursuant to an authorization of the shareholders which may be valid for a maximum of up to 38 months;
•the total number of shares subject to outstanding awards plus shares subject to a mandatory holding condition under French tax law (if any) may not exceed 10% of share capital, as measured on the relevant grant date;
•only officers (including the CEO), the Chairman of the Board of Directors and employees are eligible to receive share-settled awards (as described above under “Eligibility”); and
•persons holding more than 10% of the Company's share capital prior to grant or as a result of the award are ineligible.
Pursuant to the French Commercial Code, awards are subject to a two-year minimum vesting period, or a one-year minimum vesting period followed by a mandatory one-year holding period, subject in both cases to exceptions for death and disability. The foregoing requirement pursuant to the French Commercial Code is satisfied with respect to awards under the Plan, which are subject to a minimum 36-month vesting period.
Amendments
Our Board of Directors or our Human Resources and Remuneration Committee may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation will be made that would materially impair the rights of a participant with respect to a previously granted award without such participant’s consent, unless such an amendment is made to comply with applicable law, including, without limitation, Section 409A of the Code, stock exchange rules or accounting rules. In addition, no such amendment will be made without the approval of the Company’s shareholders to the extent such approval is required by applicable law or the listing standards of the applicable stock exchange.
2020 Long-Term Incentive Plan
Despite the difficulties posed to the business by the COVID-19 pandemic, the Company:
•did not make any adjustments to any unvested or in-flight long-term incentive awards;
•did not use any positive discretion upon the vesting of any long-term incentive awards;
•did not shorten the vesting or shorten the performance period of any long-term incentive awards;
•did not grant any retention awards, one-time special awards or replacement awards for long-term incentive awards which did not vest;
•did not change the long-term incentive award design by adjusting the long-term incentive mix or by increasing the amount or percentage of time-vested awards;
•reduced the value of all 2020 Long-Term Incentive Plan grants by 30%.

The 2020 Long-Term Incentive Plan (which we refer to as the “2020 LTIP”) had mainly the same plan design as the 2017-2019 Long-Term Incentive Plans. For our executive officers, as well as for other selected employees, awards consisted of PSUs and RSUs. These awards were granted on April 7, 2020, and are subject to a three-year cliff vesting period, subject to the participant’s continued service through the applicable vesting date, and for PSUs, certain market-related performance conditions being satisfied. For other selected employees, awards consisted of RSUs only.
With regard to PSUs, for the purposes of computing the Constellium Total Shareholder Return (the “Constellium TSR”), (i) the stock price at the beginning of the performance period is deemed to be the average closing share price for the 20 trading days preceding the grant date, and (ii) the stock price at the end of the performance period is deemed to be the average closing share price for the 20 trading days preceding the third anniversary of the grant date. Constellium measures itself against a peer group consisting of the S&P MidCap 400 Materials Index and the S&P SmallCap 600 Materials Index (the “Comparator Group”), which represents approximately 60 constituents. The 20-day average starting point of a Constellium share for the April 7, 2020 grant date is $5.61. The level of achievement shall be determined by comparing the Constellium TSR to the average of the TSRs of the two indices indicated above as follows:
•If the Constellium TSR is below the average of the two 25th percentile TSRs of the Comparator Group, no PSUs will vest
•If the Constellium TSR is at the average of the two 25th percentile TSRs of the Comparator Group, 25% of the target PSUs will vest
•If the Constellium TSR is at the average of the two median TSRs of the Comparator Group, 100% of the target PSUs will vest
•If the Constellium TSR is between the average of the two 25th percentile TSRs and the average of the two median TSRs of the Comparator Group, then the number of PSUs will be determined by linear interpolation on a straight line basis (between 25% and 100%)
•If the Constellium TSR is at or above the average of the two 75th percentile TSRs of the Comparator Group, 200% of the target PSUs will vest
•If the Constellium TSR is between the average of the two median TSRs and the average of the two 75th percentile TSRs of the Comparator Group, then the number of PSUs will be determined by linear interpolation on a straight line basis (between 100% and 200%)
•If the Constellium TSR is negative, the number of PSUs that vest will be capped at 100% of target

Consistent with the 2018 and 2019 Long-Term Incentive Plans (the “2018 LTIP” and the “2019 LTIP”), the 2020 LTIP contains a double trigger with respect to the vesting of RSUs and PSUs upon a change in control (i.e. shares do not automatically vest upon a change in control, as vesting requires two triggers: (i) change in control as well as (ii) termination of employment without cause or voluntary termination for good reason). In the event of such a double trigger being applied at any time prior to vesting, unvested RSUs and PSUs will be converted into cash-denominated rights that vest on the date of employment termination. For both RSUs and PSUs, the reference date for the share price will be the date immediately preceding the change in control. For PSUs, the rights will be based on the higher of (I) the base amount (i.e., at target) or (II) the measured TSR on the reference date.
For the 2020 LTIP, 1,049,839 PSUs at target (which can become 2,099,678 shares at maximum) and 910,047 RSUs were granted on April 7, 2020. Under the 2020 LTIP, 99 participants were granted both PSUs and RSUs and an additional 108 participants were granted RSUs only. On December 31, 2020, 1,003,712 PSUs at target (which can become 2,007,424 shares at maximum) and 876,764 RSUs were outstanding. Under the 2020 LTIP, 96 participants held both PSUs and RSUs and an additional 102 participants held RSUs only.
For the 2019 LTIP, 1,028,342 PSUs at target (which can become 2,056,684 shares at maximum) and 899,926 RSUs were granted on April 1, 2019. Under the 2019 LTIP, 101 participants were granted both PSUs and RSUs and an additional 99 participants were granted RSUs only. On December 31, 2020, 954,831 PSUs at target (which can become 1,909,662 shares at maximum) and 830,850 RSUs were outstanding. Under the 2019 LTIP, 94 participants held both PSUs and RSUs and an additional 82 participants held RSUs only.
For the 2018 LTIP, 701,109 PSUs at target (which can become 1,402,218 shares at maximum) and 587,687 RSUs were granted on May 25, 2018. Under the 2018 LTIP, 90 participants were granted both PSUs and RSUs and an additional 74 participants were granted RSUs only. On December 31, 2020, 635,784 PSUs at target (which can become 1,271,568 shares at maximum) and 524,297 RSUs were outstanding. Under the 2018 LTIP, 78 participants held both PSUs and RSUs and an additional 56 participants held RSUs only.

Employment and Service Arrangements
Constellium is party to employment or services agreements with each of its officers. In general, Constellium may terminate its officers’ employment or services for “cause” upon advance written notice, without compensation, for certain acts of the officer. Each officer may terminate his or her employment at any time upon advance written notice to Constellium. In the event that the officer’s employment or services is terminated by Constellium without cause or, in the case of certain executives, by him for “good reason,” the officer is entitled to certain payments as provided by applicable laws or collective bargaining agreements or as otherwise provided under the applicable employment or services agreements. Except for the foregoing, our officers are not entitled to any severance payments upon the termination of their employment or services for any reason.
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
Employment Agreement with Jean-Marc Germain
Jean-Marc Germain's employment agreement is dated April 25, 2016. The employment agreement with Mr. Germain provides for an annual base salary of $1,085,000 per year until March 31, 2020. Mr. Germain's salary was temporarily decreased to $759,500 per year from April 1, 2020 until September 30, 2020, based on a voluntary salary reduction of 30% in response to the COVID-19 pandemic. On October 1, 2020, Mr. Germain's salary was raised to $1,115,000 per year, inclusive of his merit increase for 2020. The employment agreement also provides for a target annual bonus of 120% of base salary (equal to $1,338,000), and a maximum annual bonus of 180% of base salary (equal to $2,007,000). In addition, as described above, Mr. Germain was granted the following equity awards in April 2020: (1) 312,481 PSUs (which can become a maximum of 624,962 shares) and (2) 159,404 RSUs. The PSUs vest on the third anniversary of the grant date, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0-200%. RSUs vest 100% on the third anniversary of the date of grant, subject to continued service.
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
Employment Agreement with Peter Matt
Peter Matt's employment agreement is dated as of October 26, 2016. The employment agreement with Mr. Matt provides for an annual base salary of $650,000 per year until March 31, 2020. Mr. Matt's salary was decreased to $552,500 per year from April 1, 2020, until September 30, 2020, based on a voluntary salary reduction of 15% in response to the COVID-19 pandemic. On October 1, 2020, Mr. Matt's salary was raised to $700,000 per year, inclusive of his merit increase for 2020. The employment agreement also provides for a target annual bonus of 90% of base salary (equal to $630,000), and a maximum annual bonus of 135% (equal to $945,000) of base salary. In addition, Mr. Matt was granted the following equity awards in April 2020: (1) 109,791 PSUs (which can become a maximum of 219,582 shares) and (2) 56,007 RSUs. The PSUs vest on the third anniversary of the grant date, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0-200%. RSUs vest 100% on the third anniversary of the date of grant, subject to continued service.
If Mr. Matt is terminated without “cause” or he resigns for “good reason” (each as defined in the employment agreement), he will be entitled to receive, subject to his execution and non-revocation of a general release of claims, (1) cash severance in an amount equal to the sum of his annual base salary, target annual bonus and vacation pay (multiple of 1 year) and (2) six months of continued welfare benefits. The employment agreement also includes a perpetual confidentiality covenant and 12-month post-termination non-competition and non-solicitation covenants. If Mr. Matt’s employment is terminated without “cause”,

Mr. Matt will be offered an additional amount equal to 50% of the sum of his annual base salary, target annual bonus, and vacation pay (multiple of 1.5 years) in consideration for his agreeing to not compete.

C.	Board Practices
Our Board of Directors currently consists of 10 directors, less than a majority of whom are citizens or residents of the United States. In 2020, the Board held five regular meetings, and a number of additional meetings on matters regarding the COVID-19 pandemic and strategic initiatives with almost 100% director attendance at all meetings.
Upon the effectiveness of the Transfer, the Company ceased to be governed by the laws of the Netherlands and its pre-Transfer governing documents but instead became governed by the laws of France and the Articles of Association that became effective upon the Transfer. The Transfer resulted in changes to the rights of shareholders and the governance of the Company.
Directors
In France, a company organized as a "Societas Europaea" can have a two-tier board structure: a management board comprising managing directors (Directoire) and a supervisory board comprising the non-executive directors (Conseil de Surveillance), or a single-tier board of directors (Conseil d’Administration). The single-tier board of directors of such French company will be comprised of non-executive directors and, if any, executive directors (see “Management” below).
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
In agreement with the Chief Executive Officer, the Board of Directors shall define the scope and duration of the powers conferred on the Deputy Chief Executive Officer(s). The Board of Directors shall define such Deputy Chief Executive Officer’s additional compensation. If a Deputy Chief Executive Officer is a director, his or her duties as Deputy Chief Executive Officer cannot outlast his or her directorship.
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
An executive corporate officer appointed by the board of directors (CEO (Directeur Général) or, if any, deputy chief executive officer (Directeur Général Délégué)) can have his or her executive duties suspended at any time by the board of directors. If such executive corporate officer is also a director, he or she will remain non-executive director as his or her duties as a director can only be removed by a shareholders’ meeting.
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
Conflict of Interest Transactions
Pursuant to French law and the Articles of Association, any agreement between (directly or through an intermediary) a company and any of its directors, its executive corporate officers (“Directeur Général” or any “Directeur Général Délégué”), its shareholders holding more than 10% of its voting rights or companies controlling such shareholders, that is not entered into (i) in the ordinary course of business and (ii) under normal terms and conditions, is subject to a prior authorization of the board of directors, excluding the participation and vote of the interested director. Such agreement is also subject to approval at the next ordinary shareholders’ meeting (by a simple majority), excluding the votes of any interested persons. The foregoing requirements also apply to agreements between the company and another entity if one of the company’s directors, or executive corporate officers (“Directeur Général” or any “Directeur Général Délégué”) is an owner, a general partner, manager, director, general manager, member of the executive or supervisory board of the other entity, as well as to agreements in which one of the company’s directors, executive corporate officers (“Directeur Général” or any “Directeur Général Délégué”), shareholders holding more than 10% of its voting rights or companies controlling such shareholders has an indirect interest. If the transaction has not been pre-approved by the board of directors, it can be nullified if it has prejudicial consequences for the company. If an agreement is not then approved by the shareholders, the interested person may be held liable for any prejudicial consequences for the company of the unapproved transaction; such transaction will nevertheless remain valid unless it is nullified in case of fraud. Aside from the above rule, there are no specific provisions prohibiting conflicted directors to participate or vote at board meetings. However, as a general rule, directors must act in the interest of the company.
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
Board Composition and Diversity
According to Article L. 225-17 of the French Commercial Code, the appointment of members of the board of directors must seek to achieve a balanced representation of men and women. In addition, if the number of permanent employees of the company exceeds 1,000 (including its direct and indirect French subsidiaries) or 5,000 (including its direct and indirect subsidiaries worldwide) for two consecutive fiscal years, an amendment of the articles of association may be required for the board of directors to include at least two directors representing the employees (in companies having more than eight directors) or at least one director representing the employees (in companies having no more than eight directors).
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
Director Independence
Under French law, there are no director independence requirements for French companies not listed on an EU-regulated market, so we defer to the NYSE requirements. As a foreign private issuer under the NYSE rules, we are not required to have independent Directors on our Board, except to the extent that our Audit Committee is required to consist of independent Directors. However, our Board has determined that, under current NYSE listing standards regarding independence (which we are not currently subject to), and taking into account any applicable committee standards, as of December 31, 2020, Messrs. Evans, Brandjes, Hartman, Maugis, Ormerod, Paschke and Mmes. Walker, Brooks and Frachet are deemed independent directors. Under these standards, Mr. Germain is not deemed independent as he serves as the CEO of the Company.
Committees
Under French law, the board of directors may appoint, from within, one or more special committees, of which it sets the composition and powers and which carry out their activity under its responsibility. Each committee shall report on its missions at meetings of the board of directors. Our Board of Directors has currently four committees: the Audit Committee, the Human Resources and Remuneration Committee, the Nominating and Governance Committee and the Environment, Health and Safety Committee.
Audit Committee
As of December 31, 2020, our Audit Committee consisted of four independent directors under the NYSE requirements: Lori Walker (Chair), Martha Brooks, John Ormerod and Werner Paschke. Our Board has determined that at least one member is an “audit committee financial expert” as defined by the SEC and also meets the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act. The Audit Committee held 10 meetings in 2020, with 100% director attendance at all meetings.
The principal duties and responsibilities of our Audit Committee are to oversee and monitor the following:
•our financial reporting process and internal control system;
•the integrity of our consolidated financial statements;
•the independence, qualifications and performance of our independent registered public accounting firm;
•the performance of our internal audit function; and
•our compliance with legal, ethical and regulatory matters.
Human Resources and Remuneration Committee
As of December 31, 2020, our Human Resources and Remuneration Committee consisted of four directors: Martha Brooks (Chair), Richard Evans, Peter Hartman and Guy Maugis. The Human Resources and Remuneration Committee held 4 meetings in 2020, with 100% director attendance at all meetings.
The principal duties of our Human Resources and Remuneration Committee are as follows:
•to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages;
•to review the peer groups and criteria for benchmarking used to assess performance and compensation levels;
•to review, evaluate and make recommendations to the full Board regarding our compensation policies and establish performance-based incentives that support our long-term goals, objectives and interests;

•to review and make recommendations to the Board with respect to our incentive compensation plans and equity-based compensation plans;
•to review and approve the compensation of our Chief Executive Officer, and the compensation structure for all employees who report directly to our Chief Executive Officer;
•to set and review the compensation of and reimbursement policies for members of the Board;
•to provide regular reports to the Board and take such other actions as are necessary and consistent with our Articles of Association.
Nominating and Governance Committee
As of December 31, 2020, our Nominating and Governance Committee consisted of four directors: Richard Evans (Chair), Michiel Brandjes, John Ormerod, and Lori Walker. The Nominating and Governance Committee held 7 meetings in 2020, with 100% director attendance at all meetings.
The principal duties and responsibilities of the Nominating and Governance Committee are as follows:
•to establish criteria for Board and committee membership and recommend to our Board proposed nominees for election to the Board and for membership on committees of our Board;
•to make recommendations to our Board regarding board governance matters and practices;
•to oversee the annual self-assessment of the Board and its committees; and
•to review conflicts of interest, related party matters and director independence.
Environment, Health and Safety Committee
As of December 31, 2020, our Environment, Health and Safety Committee consisted of three directors: Guy Maugis (Chair), Michiel Brandjes and Peter Hartman. The Environment, Health and Safety Committee held 2 meetings in 2020, with 100% director attendance at all meetings.
The principal duties and responsibilities of the Environment, Health and Safety Committee are to review and monitor the following:
•the Company’s policies, practices and programs with respect to the management of EHS affairs, including sustainability;
•the adequacy of the Company’s policies, practices and programs for ensuring compliance with EHS laws and regulations; and
•any significant EHS litigation and regulatory proceedings in which the Company is or may become involved.

D.	Employees
As of December 31, 2020, we employed approximately 12,000 employees, including approximately 700 fixed-term contractors as well as approximately 400 temporary employees. Approximately 90% of our employees were engaged in production and maintenance activities and approximately 10% were employed in support functions. Approximately 36% of our permanent employees were employed in France, 27% in the United States, 21% in Germany, 6% in Switzerland, and 10% in Eastern Europe and other regions, which percentages are comparable to the distribution of employees geographically in 2019.
A vast majority of non-U.S. employees and approximately 53% of U.S. employees are covered by collective bargaining agreements. These agreements are negotiated on site, regionally or on a national level, and are of different durations.

E.	Share Ownership
Information with respect to share ownership of members of our Board of Directors and our senior management is included in “Item 7. Major Shareholders and Related Party Transactions.”
Equity Incentive Plans
The Company has adopted the Constellium 2013 Equity Plan and the 2020 LTIP thereunder pursuant to which certain of our directors, executive officers, employees, and consultants are eligible to receive equity awards. See “—Constellium SE 2013 Equity Incentive Plan” and “—2020 Long-Term Incentive Plan” above.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth the major shareholders of Constellium SE as known by us or ascertained from public filings made by our major shareholders (each person or group of affiliated persons who is known to be the beneficial owner of more than 5% of ordinary shares) and the number and percentage of ordinary shares owned by each such shareholder, in each case as of March 12, 2021.
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
The beneficial ownership percentages in this table have been calculated on the basis of the total number of ordinary shares.

Name of beneficial owner	Number of ordinary shares		Beneficial ownership percentage
T. Rowe Price Associates, Inc.	17,374,741	(1)	12.4%
Caisse des Dépôts (f/k/a Caisse des Dépôts et Consignations), Bpifrance Participations S.A., Bpifrance S.A. (f/k/a BPI-Groupe), EPIC Bpifrance (f/k/a EPIC BPI-Groupe)	16,393,903	(2)	11.7%
Janus Henderson Group plc	7,579,444	(3)	5.4%
Directors and Senior Management
Richard B. Evans	252,434	(4)	*
Guy Maugis	31,226	(5)	*
Werner P. Paschke	107,201	(6)	*
Michiel Brandjes	43,749	(7)	*
Peter F. Hartman	28,221	(8)	*
John Ormerod	21,758	(9)	*
Lori A. Walker	30,481	(10)	*
Martha Brooks	57,973	(11)	*
Stéphanie Frachet	—	(12)	*
Jean-Marc Germain	654,424	(13)	*
Peter R. Matt	331,949	(14)	*
Ingrid Joerg	193,121	(15)	*
Peter Basten	139,025	(16)	*
Philippe Hoffmann	25,306	(17)	*
__________________
*Represents beneficial ownership of less than 1%.
(1)This information is based on a Schedule 13G/A filed with the SEC on February 16, 2021 reporting beneficial ownership as of December 31, 2020. T.Rowe Price Associates, Inc. has sole dispositive power with respect to 17,374,741 ordinary shares and sole voting power with respect to 4,776,073 ordinary shares. The principal business address of T.Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.
(2)This information is based on a Schedule 13D/A filed with the SEC on November 8, 2017, which share amount is reconfirmed in a Form 13F dated February 12, 2021. Bpifrance Participations S.A. (f/k/a Fonds Stratégique d'Investissement, “Bpifrance”) is a French public investment fund specializing in the business of equity financing via direct investments or fund and a wholly owned subsidiary of Bpifrance S.A., a French financial institution (“Bpifrance S.A.”). Caisse des Dépôts (“CDC”) and EPIC Bpifrance (“EPIC”) each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance. Bpifrance holds directly 16,393,903 ordinary shares of the Company. As of the date hereof, neither Bpifrance S.A., CDC nor EPIC holds any ordinary shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 16,393,903 ordinary shares of the Company, indirectly through its sole ownership of Bpifrance. CDC and EPIC may be deemed to be the beneficial owners of 16,393,903 ordinary shares of the Company, indirectly through their joint ownership and control of Bpifrance S.A. The principal address for CDC is 56, rue de Lille, 75007 Paris, France and for Bpifrance, Bpifrance S.A. and EPIC is 27-31 avenue du Général Leclerc, 94700 Maisons-Alfort, France.
(3)This information is based on a Schedule 13G filed with the SEC on February 12, 2021 reporting beneficial ownership as of December 31, 2020. Janus Henderson Group plc has shared dispositive power with respect to 7,579,444 ordinary shares and shared voting power with respect to 7,579,444 ordinary shares. Janus Henderson has an indirect 97% ownership stake in Intech Investment Management LLC (“Intech”) and a 100% ownership stake in Janus Capital Management LLC (“JCM”), Perkins Investment Management LLC (“Perkins”), Henderson Global Investors Limited (“HGIL”) and Janus Henderson Investors Australia Institutional Funds Management Limited (“JHIAIFML”), (each an “Asset Manager” and collectively as the “Asset Managers”). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as “Managed Portfolios”). Janus Henderson Contrarian Fund is one of the Managed Portfolios to which JCM provides investment advice and was the beneficial owner of 7,523,036 ordinary shares. The Managed Portfolios have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, JCM may be deemed to be the beneficial owner of 7,579,444 ordinary shares or 5.4% of the shares outstanding of Constellium held by such Managed Portfolios. However, JCM does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The principal business address of Janus Henderson Group plc is 201 Bishopsgate, EC2M 3AE, United Kingdom, and the principal business address of Janus Henderson Contrarian Fund is 151 Detroit Street, Denver, Colorado 80206.
(4)Consists of 252,434 ordinary shares held indirectly by Mr. Evans through the Evans Family Inter Vivos Revocable Trust. Excludes the remaining portions of previous grants: 3,133 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,898 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.
(5)Consists of 31,226 ordinary shares held directly by Mr. Maugis. Excludes the remaining portions of previous grants: 2,506 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.
(6)Consists of 107,201 ordinary shares held directly by Mr. Paschke. Excludes the remaining portions of previous grants: 2,506 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.
(7)Consists of 43,749 ordinary shares held directly by Mr. Brandjes. Excludes the remaining portions of previous grants: 2,506 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.
(8)Consists of 28,221 ordinary shares held directly by Mr. Hartman. Excludes the remaining portions of previous grants: 2,506 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

(9)Consists of 21,758 ordinary shares held by Mr. Ormerod. Excludes the remaining portions of previous grants: 2,506 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.
(10)Consists of 30,481 ordinary shares held directly by Ms. Walker. Excludes the remaining portions of previous grants: 2,506 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.
(11)Consists of 35,973 ordinary shares held directly by Ms. Brooks as well as 22,000 ordinary shares held indirectly by Ms. Brooks in her husband's brokerage account for which she is the beneficiary. Excludes the remaining portions of previous grants: 2,506 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year; and 1,477 ordinary shares underlying unvested RSUs that will vest on the earlier of (i) August 14, 2021 or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.
(12)No ordinary shares are held directly by Ms. Frachet and no RSUs or PSUs were granted in 2020.
(13)Consists of 654,424 ordinary shares held directly by Mr. Germain. Excludes the remaining portions of previous grants: 197,531 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 25, 2021, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 100,765 ordinary shares underlying unvested RSUs that will vest on May 25, 2021, subject to continued service; 291,219 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 1, 2022, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 148,557 ordinary shares underlying unvested RSUs that will vest on April 1, 2022, subject to continued service; 312,481 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 7, 2023, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 159,404 ordinary shares underlying unvested RSUs that will vest on April 7, 2023, subject to continued service.
(14)Consists of 331,949 ordinary shares held directly by Mr. Matt. Excludes the remaining portions of previous grants: 67,901 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 25, 2021, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 34,638 ordinary shares underlying unvested RSUs that will vest on May 25, 2021, subject to continued service; 99,847 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 1, 2022, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 50,934 ordinary shares underlying unvested RSUs that will vest on April 1, 2022, subject to continued service; 109,791 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 7, 2023, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 56,007 ordinary shares underlying unvested RSUs that will vest on April 7, 2023, subject to continued service.
(15)Consists of 193,121 ordinary shares held directly by Ms. Joerg. Excludes the remaining portions of previous grants: 34,462 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 25, 2021, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 17,580 ordinary shares underlying unvested RSUs that will vest on May 25, 2021, subject to continued service; 45,669 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 1, 2022, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 23,297 ordinary shares underlying unvested RSUs that will vest on April 1, 2022, subject to continued service; 50,224 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 7, 2023, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 25,620 ordinary shares underlying unvested RSUs that will vest on April 7, 2023, subject to continued service.
(16)Consists of 139,025 ordinary shares held directly by Mr. Basten. Excludes the remaining portions of previous grants: 34,462 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 25,

2021, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 17,580 ordinary shares underlying unvested RSUs that will vest on May 25, 2021, subject to continued service; 45,669 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 1, 2022, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 23,297 ordinary shares underlying unvested RSUs that will vest on April 1, 2022, subject to continued service; 50,224 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 7, 2023, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 25,620 ordinary shares underlying unvested RSUs that will vest on April 7, 2023, subject to continued service.
(17)Consists of 25,306 ordinary shares held directly by Mr. Hoffmann. Excludes the remaining portions of previous grants: 11,871 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 25, 2021, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; 11,246 ordinary shares underlying unvested RSUs that will vest on May 25, 2021, subject to continued service; 14,081 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 1, 2022, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 13,340 ordinary shares underlying unvested RSUs that will vest on April 1, 2022, subject to continued service; 14,292 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 7, 2023, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 13,540 ordinary shares underlying unvested RSUs that will vest on April 7, 2023, subject to continued service.
None of our principal shareholders have voting rights different from those of our other shareholders.
The registrar and transfer agent for our Company reported that, as of December 31, 2020, 139,952,113 of our ordinary shares were held by 3 holders of record in the United States.

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
Bpifrance Investissement is a subsidiary of Bpifrance, which is a wholly owned subsidiary of Bpifrance S.A. (f/k/a BPI Groupe), a French financial institution jointly owned and controlled by the Caisse des Dépôts, a French special public entity (établissement special) and EPIC Bpifrance (f/k/a EPIC BPI-Groupe), a French public institution of industrial and commercial nature. As of March 12, 2021, Bpifrance owns approximately 11.7% of the Company’s outstanding ordinary shares. In January 2015, Bpifrance Financement, an affiliate of Bpifrance Investissement and of Bpifrance, entered into a three-year revolving credit facility with Constellium Issoire (f/k/a Constellium France) for an aggregate amount of €10 million. The facility was subject to automatic reduction of 33% of the aggregate amount per year. The facility was undrawn and in 2018 the amount available for drawing was €3.3 million, subject to a commitment fee of 1% per year. Should any amount have been drawn under this facility, it would have borne interest at a rate equal to 3 months Euribor plus 2.5%. This facility matured on January 12, 2018. On March 28, 2018, Bpifrance Financement entered into a new three-year revolving credit facility with Constellium Issoire for an aggregate amount of €10 million for the purpose of financing various investments, subject to a commitment fee of 1% per year. The maximum amount of authorized ceiling is to be reduced each quarter by €833,333.33. Any amount drawn under this facility will bear interest at a rate equal to 3 months Euribor (with a floor of 0%) plus 2.5%. The facility may be drawn upon from time to time. As of December 31, 2020, the availability under this facility amounted to €3 million and the facility was undrawn.
One of our French entities, Constellium International S.A.S., entered into a fully committed term loan facility with a syndicate of banks (the “PGE French Facility”) on May 13, 2020 for an aggregate amount of up to €180 million, of which 80% is guaranteed by the French State. Bpifrance Financement provided €30 million of the PGE French Facility. For further information on the PGE French Facility, please refer to “Item 10. Additional Information—C. Material Contracts—PGE French Facility”.
Transactions with Joint Venture
On January 10, 2019, pursuant to a purchase agreement with UACJ Corporation (“UACJ”) and its U.S. subsidiary, Tri-Arrows Aluminum Holding Inc. (“TAAH”), we acquired TAAH’s 49% stake in Constellium-UACJ ABS, LLC (“CUA”), for $100 million plus the assumption of 49% of approximately $80 million of third party debt at CUA. In connection with the agreement with UACJ and TAAH, we and TAAH agreed to certain transitional commercial arrangements connected to the continuing operations and the business, including an agreement for a multiyear supply of cold coils. See Note 11 and 33 to the Consolidated Financial Statements attached hereto starting on Page F-1 for additional information about our transactions with CUA. Following the acquisition described above, CUA was renamed Constellium Bowling Green LLC.

C.	Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information
Our Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 are included in this Annual Report at “Item 18. Financial Statements.”
Legal Proceedings
Legal proceedings are disclosed in “Item 4. Information on the Company—B. Business Overview—Litigation and Legal Proceedings.”
Dividend Policy
Our Board of Directors periodically explores the potential adoption of a dividend program; however, no assurances can be made that any future dividends will be paid on the ordinary shares. Any proposal to declare and pay future dividends to holders of our ordinary shares will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory future prospects and contractual restrictions applying to the payment of dividends and other considerations that our Board of Directors deems relevant.
Under French law, dividends are approved by the shareholders’ meeting. All calculations to determine the amounts available for dividends or other distributions will be based on our statutory financial statements which are, as a holding company, different from our consolidated financial statements and which are prepared in accordance with French GAAP because we are a French company. Dividends may only be paid by a French Societas Europaea out of “distributable profits,” plus any distributable reserves and “distributable premium” that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.

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
Under French law, the board of directors may distribute interim dividends after the end of the fiscal year but before the approval by the shareholders of the financial statements for the relevant fiscal year when the interim balance sheet, established during such year and certified by the auditors, reflects that the company has earned distributable profits since the close of the last fiscal year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by French law or articles of association, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.
Generally, we rely on dividends paid to Constellium SE, or funds otherwise distributed or advanced to Constellium SE by its subsidiaries to fund the payment of dividends, if any, to our shareholders. In addition, restrictions contained in the agreements governing our outstanding indebtedness limit our ability to pay dividends on our ordinary shares and limit the ability of our subsidiaries to pay dividends to us. Future indebtedness that we may incur may contain similar restrictions. According to our Articles of Association, distributions payable in cash shall be approved in euros and paid (i) in euros for all the holders of shares under the French Register and (ii) in USD for all the holders of shares under the U.S. Register. For the purposes of the payment of the dividend in dollars, the general shareholders’ meeting or, as the case may be, our Board of Directors, shall set the reference date to be considered for the EUR/USD exchange rate.
Cash dividends and other distributions that have not been collected within five years after the date on which they became due and payable will revert to the French State.
We have historically not paid dividends to our shareholders.

B.	Significant Changes
February 2021 Notes
On February 24, 2021, we completed a private offering of $500 million in aggregate principal amount of February 2021 Notes (the “February 2021 Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. Interest on the February 2021 Notes initially accrues at a rate of 3.750% per annum and is payable semi-annually on April 15 and October 15, beginning on October 15, 2021. The February 2021 Notes mature on April 15, 2029. See “Item 10. Additional Information—C. Material Contracts—February 2021 Notes” for more detail on the terms of the February 2021 Notes.
Tender Offer and Redemption of February 2017 Notes
Substantially concurrently with the launch of the February 2021 Notes Offering (as defined below), we (i) commenced a cash tender offer (the “2021 Tender Offer”) for any and all of our outstanding February 2017 Notes, and (ii) issued a notice of redemption for all of the outstanding February 2017 Notes (the “2021 Redemption”), at a redemption price equal to 101.656% of the principal amount of the February 2017 Notes redeemed plus accrued and unpaid interest, if any, to the redemption date (the “2021 Redemption Price”). Pursuant to the 2021 Tender Offer, holders of February 2017 Notes who validly tendered (and did not validly withdraw) their February 2017 Notes at or prior to 5:00 p.m., New York City time, on February 19, 2021 (such time and date, the “Expiration Time”) were eligible to receive an amount in cash equal to $1,018.25 per $1,000 principal amount of February 2017 Notes on the settlement date (the “2021 Settlement Date”), which occurred on February 24, 2021. $165,681,000 in aggregate principal amount of the February 2017 Notes were repurchased pursuant to the 2021 Tender Offer on the Settlement Date. On March 11, 2021 (the “2021 Redemption Date”), the remaining $484,319,000 in aggregate principal amount of the February 2017 Notes were redeemed in accordance with the indenture governing the February 2017 Notes.
Substantially concurrently with the issuance of the February 2021 Notes, we satisfied and discharged (the “Satisfaction and Discharge”) the indenture governing the February 2017 Notes by depositing with the trustee for the February 2017 Notes an amount in cash sufficient to pay on the 2021 Redemption Date the 2021 Redemption Price for all February 2017 Notes not repurchased pursuant to the 2021 Tender Offer.
We used the net proceeds from the February 2021 Notes Offering, together with cash on hand, to fund the 2021 Tender Offer and the 2021 Redemption and to pay related fees and expenses.
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
The information called for by this Item has been reported previously under the heading “Description of Capital Stock” in the prospectus, dated as of November 13, 2020, included in Constellium SE’s Registration Statement on Form F-3 filed on November 13, 2020 (File No. 333-250089), as amended thereafter from time to time, which description is incorporated by reference into this Annual Report.

C.	Material Contracts
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:
•Employment Agreements and Benefit Plans. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for a description of the material terms of our employment agreements and benefits plans.
•Amended and Restated Shareholders Agreement. See “Item 7. Major Shareholders and Related Party Transactions” for a description of material terms of this contract.
•Notes, Pan-U.S. ABL Facility, PGE French Facility, Swiss Facilities, German Facilities, French Inventory Facility and Factoring Agreements. As disclosed below.
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
Interest on the 2024 U.S. Dollar Notes accrues at a rate of 5.750% per annum and is payable semi-annually on May 15 and November 15 of each year, beginning November 15, 2014. The 2024 U.S. Dollar Notes mature on May 15, 2024.
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
In addition, at any time or from time to time prior to May 15, 2017, we were permitted to, within 90 days of a qualified equity offering, redeem the 2024 U.S. Dollar Notes in an aggregate amount equal to up to 35% of the original aggregate principal amount of the 2024 U.S. Dollar Notes (after giving effect to any issuance of additional 2024 U.S. Dollar Notes) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 5.750% for the 2024 U.S. Dollar Notes, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of 2024 U.S. Dollar Notes would remain outstanding immediately after giving effect to such redemption.
Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding 2024 U.S. Dollar Notes at a price in cash equal to 101% of the principal amount of the 2024 U.S. Dollar Notes, plus accrued and unpaid interest, if any, to the purchase date.
The 2024 U.S. Dollar Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by Constellium International, Constellium France Holdco, Constellium Neuf Brisach, Constellium Issoire, Constellium Finance, Engineered Products International, Constellium Germany Holdco GmbH & Co. KG, Constellium Deutschland GmbH, Constellium Singen GmbH, Constellium Rolled Products Singen GmbH & Co. KG, Constellium Switzerland AG, Constellium US Holdings I, LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Holdings Muscle Shoals LLC (f/k/a Wise Metal Group LLC), Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC), Constellium Bowling Green LLC, and Constellium Property and Equipment Company, LLC. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium (including the November 2017 Notes, the June 2020 Notes, and the February 2021 Notes) or certain indebtedness of any of the guarantors of the 2024 U.S. Dollar Notes must also guarantee the 2024 U.S. Dollar Notes.

The indenture governing the 2024 U.S. Dollar Notes contains customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.
The indenture governing the 2024 U.S. Dollar Notes also contains customary events of default.
Interest on the 2021 Euro Notes accrued at a rate of 4.625% per annum and was payable semi-annually beginning November 15, 2014. The 2021 Euro Notes were scheduled to mature on May 15, 2021. On August 8, 2019, we redeemed €100 million plus accrued and unpaid interest. On July 16, 2020, all of the outstanding 2021 Euro Notes were redeemed in accordance with the terms of the indenture governing the 2021 Euro Notes.
Prior to May 15, 2017, we were permitted to redeem some or all of the 2021 Euro Notes at a price equal to 100% of the principal amount of the 2021 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after May 15, 2017, we were permitted to redeem the 2021 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.313% during the 12-month period commencing on May 15, 2017, 101.156% during the 12-month period commencing on May 15, 2018, and par on or after May 15, 2019, in each case plus accrued and unpaid interest, if any, to the redemption date.
In addition, at any time or from time to time prior to May 15, 2017, we were permitted to, within 90 days of a qualified equity offering, redeem the 2021 Euro Notes in an aggregate amount equal to up to 35% of the original aggregate principal amount of the 2021 Euro Notes (after giving effect to any issuance of additional 2021 Euro Notes) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 4.625%, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of 2021 Euro Notes would remain outstanding immediately after giving effect to such redemption.
Within 30 days of the occurrence of specific kinds of changes of control, the Company was required to make an offer to purchase all outstanding 2021 Euro Notes at a price in cash equal to 101% of the principal amount of the 2021 Euro Notes, plus accrued and unpaid interest, if any, to the purchase date.
The 2021 Euro Notes were senior unsecured obligations of Constellium and were guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the 2024 U.S. Dollar Notes. While the 2021 Euro Notes were outstanding, each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guaranteed certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the 2021 Euro Notes was required to guarantee the 2021 Euro Notes.
The indenture governing the 2021 Euro Notes contained customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.
The indenture governing the 2021 Euro Notes also contained customary events of default.
February 2017 Notes
On February 16, 2017, the Company completed a private offering of $650 million in aggregate principal amount of 6.625% Senior Notes due 2025 (the “February 2017 Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. The Company used the net proceeds from the offering, together with cash on hand, to retire all of the outstanding 8.75% Senior Secured Notes due 2018 and used the remaining net proceeds, if any, for general corporate purposes.
Interest on the February 2017 Notes accrued at rate of 6.625% per annum and was payable semi-annually beginning September 1, 2017. The February 2017 Notes were scheduled to mature on March 1, 2025. The February 2017 Notes were repurchased or redeemed in full as described under “Item 8. Financial Information—B. Significant Changes.”
Prior to March 1, 2020, we were permitted to redeem some or all of the February 2017 Notes at a price equal to 100% of the principal amount of the February 2017 Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after March 1, 2020, we were permitted to redeem the February 2017 Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 103.313% during the 12-month period commencing on March 1, 2020, 101.656% during the 12-month period commencing on March 1, 2021, and par on or after March 1, 2022, in each case plus accrued and unpaid interest, if any, to the redemption date.
In addition, at any time or from time to time prior to March 1, 2020, we were permitted to, within 90 days of a qualified equity offering, redeem February 2017 Notes in an aggregate amount equal to up to 35% of the original aggregate principal amount thereof (after giving effect to any issuance of additional February 2017 Notes) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 6.625%, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of February 2017 Notes would remain outstanding immediately after giving effect to such redemption.
Within 30 days of the occurrence of specific kinds of changes of control, the Company was required to make an offer to purchase all outstanding February 2017 Notes at a price in cash equal to 101% of the principal amount of the February 2017 Notes, plus accrued and unpaid interest, if any, to the purchase date.
The February 2017 Notes were senior unsecured obligations of Constellium and were guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the 2024 U.S. Dollar Notes. While the February 2017 Notes were outstanding, each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guaranteed certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the February 2017 Notes was also required to guarantee the February 2017 Notes.
The indenture governing the February 2017 Notes contained customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.
The indenture governing the February 2017 Notes also contained customary events of default.
November 2017 Notes
On November 9, 2017, the Company completed a private offering (the “November 2017 Notes Offering”) of $500 million in aggregate principal amount of 5.875% Senior Notes due 2026 (the “2026 U.S. Dollar Notes”) and €400 million in aggregate principal amount of 4.250% Senior Notes due 2026 (the “2026 Euro Notes” and together with the 2026 U.S. Dollar Notes, the “November 2017 Notes”) pursuant to indentures among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. The Company used the net proceeds from an equity offering and the November 2017 Notes Offering, together with cash on hand, to fund the cash tender offers (the “2017 Tender Offers”) for any and all of the $400 million in aggregate principal amount of 8.00% Senior Notes due 2023 (the “2023 U.S. Dollar Notes”), €240 million in aggregate principal amount of 7.00% Senior Notes due 2023 (the “2023 Euro Notes,”), and $425 million in aggregate principal amount of 7.875% Senior Secured Notes due 2021 (the “Senior Secured Notes”, and together with the 2023 Euro Notes and the 2023 U.S. Dollar Notes, the “2017 Tender Offer Notes”) and the redemption (the “2017 Redemption”) of the 2017 Tender Offer Notes not purchased in the 2017 Tender Offers, with the remaining net proceeds being used for general corporate purposes.
Interest on the 2026 U.S. Dollar Notes and 2026 Euro Notes accrues at rates of 5.875% and 4.250% per annum, respectively, and is payable semi-annually on February 15 and August 15 of each year, beginning February 15, 2018. The November 2017 Notes mature on February 15, 2026.
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
In addition, at any time or from time to time prior to November 15, 2020, we may, within 90 days of a qualified equity offering, redeem November 2017 Notes of either series in an aggregate amount equal to up to 35% of the original aggregate principal amount of the November 2017 Notes of the applicable series (after giving effect to any issuance of additional November 2017 Notes of such series) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 5.875% for the 2026 U.S. Dollar Notes and 4.250% for the 2026 Euro Notes, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of November 2017 Notes of the series being redeemed would remain outstanding immediately after giving effect to such redemption.
Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding November 2017 Notes at a price in cash equal to 101% of the principal amount of the November 2017 Notes, plus accrued and unpaid interest, if any, to the purchase date.
The November 2017 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the 2024 U.S. Dollar Notes, the June 2020 Notes, and the February 2021 Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium (including the 2024 U.S. Dollar Notes, the June 2020 Notes, and the February 2021 Notes) or certain indebtedness of any of the guarantors of the November 2017 Notes must also guarantee the November 2017 Notes.
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
June 2020 Notes
On June 30, 2020, the Company completed a private offering (the “June 2020 Notes Offering”) of $325 million in aggregate principal amount of 5.625% Senior Notes due 2028 (the “June 2020 Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. The Company used the net proceeds from the offering to retire all of the outstanding 2021 Euro Notes and used the remaining net proceeds, for general corporate purposes and to pay related fees and expenses.
Interest on the June 2020 Notes accrues at a rate of 5.625% per annum, and is payable semi-annually on June 15 and December 15 of each year, beginning December 15, 2020. The June 2020 Notes mature on June 15, 2028.
Prior to June 15, 2023, we may redeem some or all of the June 2020 Notes at a price equal to 100% of the principal amount of the June 2020 Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after June 15, 2023, we may redeem the June 2020 Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.813% during the 12-month period commencing on June 15, 2023, 101.406% during the 12-month period commencing on June 15, 2024, and par on or after June 15, 2025, in each case plus accrued and unpaid interest, if any, to the redemption date.
In addition, at any time or from time to time prior to June 15, 2023, we may, within 90 days of a qualified equity offering, redeem the June 2020 Notes in an aggregate amount equal to up to 35% of the original aggregate principal amount thereof (after giving effect to any issuance of additional June 2020 Notes) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 5.625% plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of June 2020 Notes would remain outstanding immediately after giving effect to such redemption.
Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding June 2020 Notes at a price in cash equal to 101% of the principal amount of the June 2020 Notes, plus accrued and unpaid interest, if any, to the purchase date.

The June 2020 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the 2024 U.S. Dollar Notes, the November 2017 Notes, and the February 2021 Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantee certain indebtedness of Constellium (including the 2024 U.S. Dollar Notes, the November 2017 Notes, and the February 2021 Notes) or certain indebtedness of any of the guarantors of the June 2020 Notes must also guarantee the June 2020 Notes.
The indenture governing the June 2020 Notes contains customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.
The indenture governing the June 2020 Notes also contains customary events of default.
February 2021 Notes
On February 24, 2021, the Company completed a private offering (the “February 2021 Notes Offering”) of $500 million in aggregate principal amount of 3.750% Sustainability-Linked Senior Notes due 2029 (the “February 2021 Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (the “February 2021 Indenture”). The Company used the net proceeds from the offering, together with cash on hand, to repurchase the outstanding February 2017 Notes that were validly tendered and accepted for payment pursuant to a cash tender offer and to redeem the February 2017 Notes that were not validly tendered and accepted for payment in such cash tender offer, and to pay related fees and expenses.
Interest on the February 2021 Notes initially accrues at a rate of 3.750% per annum and is payable semi-annually on April 15 and October 15 of each year, beginning October 15, 2021. From and including April 15, 2026, the interest rate payable on the February 2021 Notes shall be increased by +0.125% to 3.875% per annum (the “Target 1 Step-Up”), unless the Company has notified the trustee of the February 2021 Notes in writing, at least 15 days prior to April 15, 2026, that it has determined that the Company has attained Sustainability Performance Target 1 (as defined in the February 2021 Indenture) and received an Assurance Letter (as defined in the February 2021 Indenture). From and including April 15, 2027, the interest rate payable on the February 2021 Notes shall be increased by +0.125% to (x) 4.000% per annum, if the Target 1 Step-Up took effect or (y) 3.875% per annum, if the Target 1 Step-Up did not take effect, in each case unless the Company has notified the trustee of the February 2021 Notes in writing, at least 15 days prior to April 15, 2027, that it has determined that the Company has attained Sustainability Performance Target 2 (as defined in the February 2021 Indenture) and received an Assurance Letter. The February 2021 Notes mature on April 15, 2029.
Prior to April 15, 2024, we may redeem some or all of the February 2021 Notes at a price equal to 100% of the principal amount of the February 2021 Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after April 15, 2024, we may redeem the February 2021 Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102% during the 12-month period commencing on April 15, 2024, 101% during the 12-month period commencing on April 15, 2025, and par on or after April 15, 2026, in each case plus accrued and unpaid interest, if any, to the redemption date.
In addition, at any time or from time to time prior to April 15, 2024, we may, within 90 days of a qualified equity offering, redeem the February 2021 Notes in an aggregate amount equal to up to 35% of the original aggregate principal amount thereof (after giving effect to any issuance of additional February 2021 Notes) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 3.750%, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of February 2021 Notes would remain outstanding immediately after giving effect to such redemption.
Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding February 2021 Notes at a price in cash equal to 101% of the principal amount of the February 2021 Notes, plus accrued and unpaid interest, if any, to the purchase date.
The February 2021 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the 2024 U.S. Dollar Notes, the November 2017 Notes and the June 2020 Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantee certain indebtedness of Constellium (including the 2024 U.S. Dollar Notes, the November 2017 Notes, and the June 2020

Notes) or certain indebtedness of any of the guarantors of the February 2021 Notes must also guarantee the February 2021 Notes.
The February 2021 Indenture contains customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.
The February 2021 Indenture also contains customary events of default.
Pan-U.S. ABL Facility
On June 21, 2017, Ravenswood and Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC) (“Muscle Shoals”), entered into a $300 million asset-based revolving credit facility (as amended, supplemented or otherwise modified as described below, the “Pan-U.S. ABL Facility”), with the lenders from time to time party thereto and Wells Fargo Bank, National Association as administrative agent (the “Administrative Agent”) and collateral agent. Concurrently with Ravenswood and Muscle Shoals’ entry into the Pan-U.S. ABL Facility, (i) the $100 million asset-based revolving credit facility entered into by Ravenswood on May 25, 2012 and (ii) the asset-based revolving credit facility entered into by Muscle Shoals, as borrower, and Constellium Holdings Muscle Shoals LLC (f/k/a Wise Metals Group LLC), Listerhill Total Maintenance Center, LLC, Wise Alloys Finance Corporation, and Alabama Electric Motor Services, LLC, as guarantors, on December 11, 2013, were each terminated. On February 20, 2019, we amended and restated the Pan-U.S. ABL Facility to, among other things, (i) join Constellium Bowling Green LLC (“Bowling Green”) as an additional borrower and Constellium Property and Equipment Company, LLC as an additional guarantor, (ii) increase the available commitments thereunder to $350 million, and (iii) make certain changes to the covenants, terms, and conditions thereof. On May 10, 2019, we amended the Pan-U.S. ABL Facility to (i) increase the available commitments thereunder to $400 million and (ii) make certain other changes to the covenants, terms and/or conditions thereof.
The Pan-U.S. ABL Facility provides Ravenswood, Muscle Shoals, and Bowling Green (the “Borrowers”) a working capital facility for their respective operations. The Pan-U.S. ABL Facility has sublimits of $35 million for letters of credit and $35 million for swingline loans.
The Pan-U.S. ABL Facility matures on the earlier of (i) June 21, 2022 and (ii) 90 days prior to the maturity date of any indebtedness (other than loans under the Pan-U.S. ABL Facility) of any Borrower or any Borrower’s subsidiaries in an aggregate amount exceeding $50.0 million (but excluding for this purpose the indebtedness of Borrowers pursuant to their guarantees of the existing unsecured notes issued by Constellium SE) (the “Pan-U.S. ABL Maturity Date”).
The Borrowers’ ability to borrow under the Pan-U.S. ABL Facility is limited to a borrowing base equal to the sum of (a) 85% of eligible accounts plus (b) up to the lesser of (i) 80% of the lesser of cost or market value of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory minus (c) applicable reserves, and is subject to other conditions, limitations and reserve requirements.
Interest for revolving facility loans under the Pan-U.S. ABL Facility is calculated, at the applicable Borrower’s election, based on either the LIBOR or base rate (as calculated by the Administrative Agent in accordance with the Pan-U.S. ABL Facility), as further described below. The Borrowers are required to pay a commitment fee on the unused portion of the Pan-U.S. ABL Facility of 0.25% or 0.375% per annum (determined on a ratio of unutilized revolving credit commitments to available revolving credit commitments).
Subject to customary “breakage” costs with respect to LIBOR loans, borrowings of revolving loans under the Pan-U.S. ABL Facility may be repaid from time to time without premium or penalty.
The Borrowers’ obligations under the Pan-U.S. ABL Facility are guaranteed by Constellium US Holdings I, LLC, Constellium Holdings Muscle Shoals LLC, Constellium Property and Equipment Company, LLC, and Constellium International (as successor to Holdco II). Obligations under the Pan-U.S. ABL Facility are, subject to certain exceptions, secured by substantially all assets of the Borrowers, Constellium US Holdings I, LLC, Constellium Holdings Muscle Shoals LLC, and Constellium Property and Equipment Company LLC. The guarantee by Constellium International of the Pan-U.S. ABL Facility is unsecured.
The Pan-U.S. ABL Facility contains customary terms and conditions, including, among other things, negative covenants limiting the ability of the Borrowers and their respective material subsidiaries to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances (including to other Constellium group companies), make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.
The Pan-U.S. ABL Facility also contains a financial maintenance covenant that provides that at any time during which borrowing availability thereunder is below 10% of the aggregate commitments under the Pan-U.S. ABL Facility, the Borrowers will be required to maintain a minimum fixed charge coverage ratio with respect to the Company and its subsidiaries of 1.0 to 1.0 and a minimum Borrower EBITDA Contribution of 25%, in each case calculated on a trailing twelve-month basis. “Borrower EBITDA Contribution” means, for any period, the ratio of (x) the combined EBITDA of the Borrowers and their respective subsidiaries for such period, to (y) the consolidated EBITDA of the Company and its subsidiaries for such period.
The Pan-U.S. ABL Facility also contains customary events of default.
On April 24, 2020, the Borrowers entered into an Amendment No. 2 (“Amendment No. 2”) to the Pan-U.S. ABL Facility, with certain of the Constellium SE’s subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent. Amendment No. 2, established a new fully-committed delayed draw term loan facility (the “Delayed Draw Term Loans”) that allows the Borrowers to borrow an aggregate amount up to the lesser of $166.25 million and 50% of the net orderly liquidation value of eligible equipment, in up to three separate draws at any time until November 1, 2020 (the “Term Loan Commitment Expiration Date”), subject to quarterly amortization payments of principal (calculated on the basis of a seven year assumed life) commencing on January 1, 2021. If drawn, the proceeds of the Delayed Draw Term Loans will be used for general corporate purposes. The Delayed Draw Term Loans (if drawn) will mature on the Pan-U.S. ABL Maturity Date. Interest payable on any drawn Delayed Draw Term Loans will be calculated, at the applicable Borrower’s election, based on either the LIBOR or base rate (as calculated by the Administrative Agent in accordance with the Pan-U.S. ABL Facility), plus a margin equal to 4.00% per annum in the case of LIBOR loans and 3.00% in the case of base rate loans. The Delayed Draw Term Loans will be subject to substantially the same covenants as the Pan-U.S. ABL Facility. The Delayed Draw Term Loans replaced the committed $200 million incremental revolving facility that was available prior to the effectiveness of Amendment No. 2.
Amendment No. 2 also modified the interest rate that applies to any revolving loans under the Pan-U.S. ABL Facility to equal, at the applicable Borrower’s election, LIBOR plus a margin of 1.75%-2.25% or base rate plus a margin of 0.75%-1.25% (in each case, determined based on (i) a net leverage ratio until the Term Loan Commitment Expiration Date and the prepayment or repayment of outstanding Delayed Draw Term Loans and (ii) average quarterly excess availability thereafter). Until the Term Loan Commitment Expiration Date, the applicable margins for LIBOR and base rate loans will be 2.25% and 1.25%, respectively.
Borrowings under the Delayed Draw Term Loans may be repaid from time to time without premium or penalty, subject to customary “breakage” costs with respect to LIBOR loans and certain excess availability conditions.
On September 25, 2020, the Borrowers entered into an Amendment No. 3 (“Amendment No. 3”) to the Pan-U.S. ABL Facility with certain of the Constellium SE’s subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent. Amendment No. 3, among other things, extended the Term Loan Commitment Expiration Date to May 1, 2021 and changed the date of the first quarterly amortization payment of principal with respect to the Delayed Draw Term Loans from January 1, 2021 to July 1, 2021.
PGE French Facility
On May 13, 2020, Constellium International S.A.S. (the “French Borrower”) entered into a term facility agreement for a loan guaranteed by the French State (PGE Grande Entreprise) (the “PGE French Facility”) with BNP Paribas as coordinator, agent and security agent and BNP Paribas, Société Générale and Bpifrance Financement as original lenders. The PGE French Facility established a fully committed term loan (the “PGE Loan”) that allowed the French Borrower to borrow an aggregate amount of up to €180 million in one draw on May 20, 2020, which the French Borrower drew on such date. The proceeds of the PGE French Facility will be used for financing the working capital and liquidity needs of the French Borrower and its subsidiaries in France.
The PGE Loan will mature no earlier than May 20, 2021, and the French Borrower will have an option to extend for up to five years. In accordance with French law no. 2020-289 dated March 23, 2020, related ministerial order (arrêté) dated March 23, 2020, as may be amended from time to time, and pursuant to ministerial order (arrêté) dated May 15, 2020 published on May 16, 2020, 80% of the principal outstanding amount of the PGE Loan benefits from a guarantee of the French State.

Interest payable on the drawn PGE Loan will be calculated based on the EURIBOR plus a margin and the cost of the guarantee calculated in accordance with the PGE French Facility equal to at least 1.30% per annum for the margin and 0.50% for the guarantee during the first year of the PGE Loan.
The PGE French Facility contains financial covenants that provide that, on semi-annual testing dates: (i) the Leverage shall not exceed a specified ratio, beginning at 6.5x for June 30, 2021 and (ii) the Interest Cover Ratio (calculated on a twelve-month basis) is at least equal to a specified ratio, beginning at 1.75x for June 30, 2021.
“Leverage” means the ratio of total net debt on the relevant testing date to the consolidated EBITDA of Constellium SE (of which the French Borrower is a consolidated subsidiary). “Interest Cover Ratio” means the ratio of the consolidated EBITDA of Constellium SE to the aggregate of (x) the consolidated net financial interest of Constellium SE for that period and (y) the aggregate amount of any other financial expenses invoiced or paid by Constellium SE during that period.
The PGE French Facility also contains customary terms and conditions, including, among other things, negative covenants limiting the ability of the French Borrower, Constellium France Holdco S.A.S., Constellium Issoire S.A.S. and Constellium Neuf Brisach S.A.S. (and, as the case may be, any other French subsidiary of the French Borrower designated by the French Borrower as a material subsidiary), inter alia, to incur debt, grant liens, sell assets, make acquisitions, merge, demerge, amalgamate or enter into corporate reconstruction, enter into joint ventures, make loans and advances (including, in specific events, to other members of the Constellium SE group of companies) and enter into certain derivative transactions.
Borrowings under the PGE Loan may be repaid from time to time without premium or penalty, subject to customary “breakage” costs and certain mandatory prepayment events as mentioned in the PGE French Facility.
The French Borrower’s obligations under the PGE French Facility are secured by pledges of (i) the shares of Constellium Issoire S.A.S. and Constellium Neuf Brisach S.A.S. owned by Constellium France Holdco S.A.S., and (ii) certain French bank accounts of the French Borrower, Constellium Issoire S.A.S. and Constellium Neuf Brisach S.A.S.
Swiss Facilities
On April 14, 2020, Constellium Valais SA entered into term facility agreements for loans with credit support from the Swiss Federal Government. These facilities allow for the borrowing of a combined amount of CHF 20 million, which are uncommitted.
German Facilities
On July 15, 2020, two of our German entities entered into two credit facilities for a total amount of €50 million, of which 80% is guaranteed by the German government. One of the German facilities has an interest coverage covenant if the facility is drawn.
French Inventory Facility
On April 21, 2017, Constellium Issoire and Constellium Neuf Brisach (the “French Borrowers”) entered into a €100 million asset-based revolving credit facility (the “French Inventory Facility”) with the lenders from time to time party thereto and Factofrance as agent. The French Inventory Facility was amended on June 13, 2017 to, among other things, make certain changes to the procedure for calculating the Turn Ratio (as defined below). The French Inventory Facility provides the French Borrowers a working capital facility for their operations. The French Inventory Facility was amended on March 29, 2018 to, among other things, make certain changes to the inventory included in the borrowing base. The French Inventory Facility was amended on March 15, 2019 to, among other things, extend the maturity to April 21, 2021, and further amended on February 16, 2021 to, among other things, extend the maturity to April 30, 2023.
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
On April 30, 2020, the German/Swiss, and Czech Factoring Agreements were each extended to December 31, 2023.

On May 26, 2020, the French Factoring Agreement was amended to (a) extend the maturity to December 31, 2023, (b) add a €20 million euro recourse tranche to the facility to increase liquidity of the facility on the same asset base and subject to the same terms, and (c) change the interest rate margin to be EURIBOR plus 0.8%-1.4% depending on Constellium SE’s credit rating.
Generally speaking, receivables sold to the European Factors under the European Factoring Agreements are without recourse to the European Factoring Sellers in the event of a payment default by the relevant customer. The European Factors are entitled to claim the repayment of any amount financed by them in respect of a receivable by withdrawing the financing provided against such assigned receivable or requiring the European Factoring Sellers to repurchase/unwind the purchase of such receivable under certain circumstances, including when (i) the nonpayment of that receivable arises from a dispute between a European Factoring Seller and the relevant customer or (ii) the receivable proves not to have satisfied the eligibility criteria set forth in the European Factoring Agreements. Constellium International (as successor to Holdco II) has provided a performance guaranty for the Sellers’ obligations under the European Factoring Agreements.
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
The European Factoring Agreements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants. As of and for the fiscal year ended December 31, 2020, the European Factoring Sellers were in compliance with all applicable covenants under the European Factoring Agreements.
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

General
The following discussion contains a description of certain U.S. federal income tax, French tax and Dutch tax consequences of the acquisition, ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The discussion is not, and should not be construed as, tax advice. The discussion is based upon the federal income tax laws of the U.S. and regulations thereunder, the tax laws of France and regulations thereunder and the tax laws of the Netherlands and regulations thereunder, all as of the date hereof, which are subject to change and possibly with retroactive effect. Prospective investors should consult their own tax advisors.

Certain Material U.S. Federal Income Tax Consequences
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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, any entity or arrangement treated as a partnership or pass-through entity for U.S. federal income tax purposes and their partners and investors, tax-exempt organizations (including private foundations), individual retirement and other tax-deferred accounts, U.S. expatriates, investors who are not U.S. Holders, U.S. Holders who at any time own or owned (directly, indirectly or constructively) 5% or more of our stock (by vote or value), U.S. Holders that acquire their ordinary shares pursuant to any employee share option or otherwise as compensation, U.S. Holders that will hold their ordinary shares as part of a straddle, hedge, conversion, wash sale, constructive sale or other integrated transaction for U.S. federal income tax purposes, U.S. Holders that have a functional currency other than the U.S. dollar or persons required to accelerate the recognition of any item of gross income with respect to our ordinary shares as a result of such income being recognized on an applicable financial statement, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, this discussion does not discuss any U.S. state or local tax, any U.S. federal tax (for example, federal estate or gift tax) other than the income tax, any U.S. alternative minimum tax consequences, any tax consequences of the Medicare tax on certain investment income pursuant to the Health Care and Education Reconciliation Act of 2010, any considerations with respect to FATCA (which for this purpose means Sections 1471 through 1474 of the Code, the Treasury regulations and administrative guidance promulgated thereunder, any intergovernmental agreement entered in connection therewith, and any non-U.S. laws, rules or directives implementing or relating to any of the foregoing), or any state, local or non-U.S. tax consequences. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ordinary shares.
This discussion is for general information purposes only and is not tax advice or a complete description of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations relating to the purchase, ownership and disposition of our ordinary shares in light of their particular circumstances.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.
If an entity or arrangement treated as a partnership or pass-through entity for U.S. federal income tax purposes is a beneficial owner of our ordinary shares, the tax treatment of an investor therein will generally depend upon the status of such investor, the activities of the entity or arrangement and certain determinations made at the investor level or the level of the entity or arrangement. Such entities or arrangements, and investors therein, are urged to consult their own tax advisors regarding their investment in our ordinary shares.
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
In the event that a U.S. Holder is subject to non-U.S. withholding taxes on dividends paid to such U.S. Holder with respect to our ordinary shares, such U.S. Holder may be eligible, subject to certain conditions and limitations, to claim a foreign tax credit for such non-U.S. withholding taxes (imposed at the rate applicable to the U.S. Holder, taking into account the elimination or reduction of such non-U.S. withholding taxes under an applicable treaty) against the U.S. Holder’s U.S. federal income tax liability or alternatively deduct such non-U.S. withholding taxes in computing such U.S. Holder’s U.S. federal income tax liability. Dividends paid to a U.S. Holder with respect to our ordinary shares are expected to generally constitute “foreign source income” and to generally be treated as “passive category income,” for purposes of the foreign tax credit, except that a portion of such dividends may be treated as income from U.S. sources if (i) U.S. persons (as defined in the Code and applicable Treasury regulations) own, directly or indirectly, 50% or more of our ordinary shares (by vote or value) and (ii) we receive more than a de minimis amount of income from U.S. sources. The rules governing the foreign tax credit and ability to deduct such non-U.S. withholding taxes are complex and involve the application of rules that depend upon your particular circumstances. You are urged to consult your own tax advisors regarding the availability of, and any limits or conditions to, the foreign tax credit or deduction under your particular circumstances.
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
Moreover, information reporting generally will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares, in each case, that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States or through certain U.S. intermediaries), unless the U.S. Holder is an exempt recipient. Backup withholding (currently at a rate of 24% for payments made before January 1, 2026) may also apply to such payments unless the U.S. Holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding by providing a properly completed IRS Form W-9 and otherwise complies with applicable requirements of the backup withholding rules, or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.
Material French Tax Consequences
General
The information set out below is a summary of certain material French tax consequences in connection with the acquisition, ownership and disposition of our ordinary shares.
This summary does not purport to be a comprehensive description of all the French tax considerations that may be relevant to a particular holder of our ordinary shares. Holders may be subject to special tax treatment under any applicable law and this summary is not intended to be applicable in respect of all categories of holders of our ordinary shares.

This summary is based on the applicable tax laws of France as in effect on the date of this Annual Report and the guidelines issued by the French tax authorities within the Bulletin Officiel des Finances Publiques-Impôts (the “Guidelines”) in force as of the date of this Annual Report, as applied and interpreted by French courts. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.
Because it is a general summary, prospective holders of our ordinary shares should consult their own tax advisors as to the French or other tax consequences of the acquisition, holding and disposition of the ordinary shares including, in particular, the application to their particular situations of the tax considerations discussed below. This summary does not constitute legal or tax advice.
French dividend withholding tax
The comments below (i) relate exclusively to the situation of the shareholders holding ordinary shares of the Company registered on the register maintained by our transfer agent in the U.S., Computershare Trust Company, N.A. (the “U.S. Register”) that are eligible for listing (“DTC-eligible”) through The Depository Trust Company (“DTC”), and (ii) are notably based on the confirmation obtained from the French tax authorities on October 11, 2019 (the “French Ruling”). Any shareholder holding our ordinary shares in a different manner should seek advice from their tax advisor to determine the taxation mechanism applicable to them in connection with the shares of the Company.
In the case of a distribution of dividends by the Company, the French withholding tax treatment described below would apply subject to the French financial intermediary in its capacity as French paying agent of the dividends (such French paying agent and any of its successors acting in the same capacity, the “French Paying Agent”) being provided with the required information and documentation relating to the tax status of the shareholders. Failing that, the withholding tax would be levied at the “default” rate of 30% (except in the case where the dividends are paid in non-cooperative States or territories within the meaning of article 238-0 A 1, 2 and 2 bis-1° of the French Tax Code, in which case a 75% withholding tax would apply). Any tax to be withheld at source will be calculated on the amount in euros of the distribution attributable to the shareholder.
The list of non-cooperative States and territories within the meaning of article 238-0 A 1, 2 and 2 bis-1° of the French Tax Code is published by ministerial order and normally updated annually. It was last updated by a ministerial order dated February 26, 2021 (Official Journal dated March 4, 2021) and presently includes Anguilla, the British Virgin Islands, the American Virgin Islands, Panama Seychelles, Fiji, Guam, Samoa, American Samoa, Trinidad & Tobago, Republic of Palau, Dominica and Vanuatu.
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
However, individuals belonging to a tax household whose reference fiscal income, as defined in 1° of IV of Article 1417 of the French Tax Code, for the second year preceding the year of payment of the dividends is less than €50,000 for taxpayers who are single, divorced or widowed, or €75,000 for couples filing jointly, may request an exemption from this withholding tax under the terms and conditions of Article 242 quater of the French Tax Code, i.e., by providing to the French Paying Agent, no later than November 30 of the year preceding the year of the payment of the dividends, a sworn statement that their reference fiscal income shown on their taxation notice (avis d’imposition) issued in respect of the second year preceding the year of payment was below the above-mentioned taxable income thresholds. Taxpayers who acquire new shares after the deadline for providing the aforementioned exemption request could provide such exemption request to the French Paying Agent upon acquisition of such new shares pursuant to paragraph 320 of the Guidelines BOI-RPPM-RCM-30-20-10-20/12/2019.

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
Social contributions
Whether or not the 12.8% withholding tax described above is applicable, the gross amount of the dividends paid by the Company to French tax resident individuals would also be subject to social contributions at an overall rate of 17.2%, which breaks down as follows:
•the contribution sociale généralisée at a rate of 9.2%;
•the contribution pour le remboursement de la dette sociale at a rate of 0.5%; and
•the prélèvement de solidarité at a rate of 7.5%.
The social contributions are levied in the same manner as the 12.8% withholding tax described above.
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
Withholding tax on dividends paid to shareholders who are not resident of France
Under French law, dividends paid by a French corporation, such as the Company, to non-residents of France are generally subject to French withholding tax at a rate of (i) 12.8% for distributions made to individuals, (ii) 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Union or in another Member State of the European Economic Area Agreement that has concluded a tax treaty with France which includes an administrative assistance provision to address tax evasion and avoidance, that would be taxed in accordance with the provisions of Article 206, 5 of the French Tax Code had such holder had its registered office in France and that meet the criteria provided for by the Guidelines

BOI-IS-CHAMP-10-50-10-40-25/03/2013, n° 580 et seq. and BOI-RPPM-RCM-30-30-10-70-24/12/2019, n° 130, and (iii) generally 28% (it being noted that such withholding tax rate varies in line with the reduction of the rate of French corporate income tax provided for by Article 219, I of the French Tax Code) in other cases.
The French dividend withholding tax also applies to any payment made by a person established or domiciled in France to a non-resident in the context of a temporary assignment or a similar transaction giving the right or obligation to return or resell the shares or other rights relating to these shares. In accordance with Article 119 bis A, 1 of the French Tax Code, such temporary or similar transaction must be carried out for a period of less than forty-five days, including the date on which a right to receive a dividend (or assimilated income) in respect of the assigned shares (or rights related thereto) arises. The withholding tax is assessed on the payment made to the assignor by the assignee, within the limit of the amount of the dividend (or assimilated income) which the assignee acquires the right to receive over the period of assignment. If the assignor provides proof that such payment relates to a transaction the principal object and effect of which is not to avoid the application of a withholding tax or to obtain the granting of a tax benefit, then such assignor will be able to obtain reimbursement of the withholding tax from the tax office of his domicile or registered office.
Pursuant to paragraph 2 of Article 187 of the French Tax Code, dividends paid by a French corporation, such as the Company, in non-cooperative States or territories, as defined by Article 238-0 A 1, 2 and 2 bis-1° of the French Tax Code, will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends, unless the concerned beneficiary provides evidence that the dividends have neither the object nor the effect to enable, for tax evasion purpose, the location of income in such a State or territory.
Shareholders that are legal entities having their place of effective management in a Member State of the European Union or, under certain conditions, in another Member State of the European Economic Area Agreement that has concluded with France a tax treaty including an administrative assistance provision to address tax evasion and avoidance, may benefit from a withholding tax exemption, if they hold at least 10% of the Company’s share capital, and otherwise meet all the conditions of Article 119 ter of the French Tax Code. This 10% threshold is decreased to 5% where such legal entities qualify as parent companies (sociétés mères) within the meaning of Article 145 of the French Tax Code and cannot use the withholding tax as a tax credit in the jurisdiction in which their tax residence is situated.
Moreover, under article 235 quater of the French Tax Code, legal entities (i) having their place of effective management in (a) a Member State of the European Union, (b) another Member State of the European Economic Area Agreement or (c) any third country that has concluded with France a tax treaty including an administrative assistance provision to address tax evasion and avoidance and a treaty on mutual administrative assistance for recovery and which is not a non-cooperative State or territory, as defined by Article 238-0 A of the French Tax Code (provided that, in the latter case, the shareholding held by concerned legal entity in the distributing company does not enable it to effectively take part in its management or control) and (ii) being in a tax loss position may, under certain conditions, benefit from a temporary reimbursement of the withholding tax (taking the form of a tax deferral), such withholding tax having to be paid to the French treasury under certain circumstances, including, in particular, at the time they reach a profitable tax position.
The legal entities referred to in the preceding paragraph may benefit from a withholding tax exemption provided that they are (i) in a tax loss position and (ii) the subject of a liquidation under a bankruptcy proceeding at the time of the distribution.
Furthermore, Article 119 bis 2° of the French Tax Code provides that the withholding tax does not apply to dividends distributed to collective investment undertakings governed by foreign law, located in a Member State of the European Union or another State that has concluded with France a tax treaty including an administrative assistance provision to address tax evasion and avoidance and which satisfy the following two conditions:
•raising capital from a certain number of investors with the purpose of investing it in a fiduciary capacity on behalf of such investors pursuant to a defined investment policy; and
•having features similar to those required from collective undertakings governed by French law under section 1, paragraphs 1, 2, 3, 5 et 6 of sub-section 2, sub-section 3, or sub-section 4 of section 2 of Chapter IV of the 1st Title of Book II of the French Monetary and Financial Code.
The conditions for this exemption are set forth in detail in the Guidelines BOI-RPPM-RCM-30-30-20-70-12/08/2020.
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
However, the NYSE is not formally recognized as a foreign regulated market by the French Minister of the Economy.
French financial transaction tax
The comments below (i) relate exclusively to the book-entry transfers of our ordinary shares within DTC and (ii) are notably based on the French Ruling.
Pursuant to Article 235 ter ZD of the French Tax Code, purchases of equity instruments or similar securities (such as American Depositary Receipts) of a French company listed on a regulated market of the EU or on a foreign regulated market formally recognized as such by the French Minister of the Economy are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion of euros as of December 1 of the year preceding the taxation year.
The French financial transaction tax will not be due on the purchases of ordinary shares of the Company as long as the NYSE is not a foreign regulated market formally recognized as such by the French Minister of the Economy and Article 235 ter ZD of the French Tax Code is not modified.
French registration duties
The comments below (i) relate exclusively to the book-entry transfers of our ordinary shares within DTC and (ii) are notably based on the French Ruling. Transfers of shares issued by a French corporation for consideration are generally subject to registration duties at the rate of 0.1% (i) when the French corporation is listed on a regulated market within the meaning of Article L 421-1 of the French Monetary Code, on a multilateral trading facility within the meaning of Article L 424-1 of the French Monetary Code, or on any foreign equivalent market operating under similar conditions, when the transfer is evidenced by a written agreement, and (ii) when the French corporation is not listed on any of the above mentioned markets, irrespective of whether the transfer is evidenced by a written agreement.
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

Therefore, the following transactions on ordinary shares of the Company should not give rise to the duty provided for in Article 726 of the French Tax Code:
•transactions on shares of the Company realized on the NYSE;
•over-the-counter sales of ordinary shares of the Company published on the market or communicated to the regulator in application of the MIF Directive or foreign provisions equivalent to the MIF Directive, provided that they are not evidenced by a written agreement; and
•over-the-counter transactions carried out on ordinary shares of the Company in connection with transactions that are the subject of the same publishing or communication obligations, provided that they are not evidenced by a written agreement.
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
Non-French tax residents
A shareholder who is not a French resident for French tax purposes will not be subject to French tax on capital gain from the sale, exchange, repurchase or redemption (other than redemption proceeds which may, under certain circumstances be partially or fully characterized as dividends under French domestic tax law or administrative guidelines) of its rights on the ordinary shares of the Company, unless (i) the shareholder is domiciled, established or incorporated out of France in a non-cooperative State or territory as defined in Article 238-0 A 1, 2 and 2 bis-1° of the French Tax Code, (ii) the rights on the shares of the Company form part of the property of a permanent establishment that the shareholder has in France or (iii) the shareholder has held, directly or indirectly, at any time during the five years preceding the date of disposal, and as relates to individuals together with their spouse, ascendants and descendants, rights to more than 25% of the profits of the Company (droits aux bénéfices sociaux).

Certain Material Dutch Tax Consequences Dutch dividend withholding tax

General
Since the Company was initially incorporated under Dutch law it is deemed to be resident of the Netherlands for Dutch dividend withholding tax purposes. Dividends paid on our ordinary shares following migration are therefore, based on Dutch domestic law, still subject to Dutch dividend withholding tax at a rate of 15%. However, since our corporate seat has been transferred to France as of December 12, 2019, our dividends paid on our ordinary shares generally should be subject to French dividend withholding tax and not to Dutch dividend withholding tax on the basis of the double tax treaty between the Netherlands and France. However, both French and Dutch dividend withholding tax may be required to be withheld from any such dividends paid, if and when paid to Dutch resident holders of our ordinary shares (and non-Dutch resident holders of our ordinary shares that have a permanent establishment in the Netherlands to which the ordinary shares are attributable). We have approached the Dutch Tax authorities (here after “Dutch Revenue”) to apply for a tax ruling confirming that no withholding of any Dutch dividend withholding tax is applicable to any dividends paid by us even if we are no longer a Dutch tax resident for treaty purposes. However, Dutch Revenue has not been willing to confirm this.
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

Generally, the Dutch dividend withholding tax will not be borne by us, but will be withheld from the gross dividends paid on our ordinary shares. A 15% Dutch dividend withholding tax will in principle be levied on the gross amount of dividend. The term “dividends” for Dutch dividend withholding tax purposes includes, but is not limited to:
•distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
•liquidation proceeds, proceeds of redemption of ordinary shares or, generally, consideration for the repurchase of ordinary shares by us in excess of the average paid-in capital of those ordinary shares recognized for Dutch dividend withholding tax purposes;
•the nominal value of ordinary shares issued to a shareholder or an increase of the nominal value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and
•partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of shareholders has resolved in advance to make such a repayment and provided that the nominal value of the ordinary shares concerned has been reduced by a corresponding amount by way of an amendment of our articles of association.
Notwithstanding the above, as part of the Multilateral Instrument of the Action Plan on Base Erosion and Profit Shifting of the OECD, a principal purpose test (“PPT”) should be applied alongside the double tax treaty between the Netherlands and France as of January 1, 2020. This PPT requires that the benefits of a tax treaty should not be available if it is reasonable to conclude, having regard to all relevant facts and circumstances, that obtaining that benefit was one of the principal purposes of any arrangement or transaction that resulted directly or indirectly in that benefit, unless it is established that granting that benefit in these circumstances would be in accordance with the object and purpose of the relevant provisions of that treaty.
In theory, the Dutch Revenue may take the position that one of the principal purposes of the transfer of the place of effective management of the Company to France was to obtain a tax benefit under the double tax treaty between the Netherlands and France, being the benefit that the Netherlands cannot levy a dividend withholding tax anymore (except for the cases as stated above). On this basis, they could argue that the PPT is met and, hence, that the treaty would effectively not apply and that the Netherlands would be allowed to levy Dutch dividend withholding tax on dividends distributed, irrespective of the shareholder. Considering the background of the Transfer it seems unlikely that the Dutch Revenue would be able to successfully take the position.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Refer to the information set forth under the Notes to the Consolidated Financial Statements at “Item 18. Financial Statements”:
•Note 2—Summary of Significant Accounting Policies—2.6— Principles governing the preparation of the Consolidated Financial Statements— Financial Instruments; and
•Note 22—Financial Risk Management.

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
Constellium’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2020 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on such criteria, Constellium’s management has concluded that, as of December 31, 2020, the Company´s internal control over financial reporting is effective.

C.	Attestation report of the registered public accounting firm.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.

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
Item 16B. Code of Ethics
We have adopted a Worldwide Code of Employee and Business Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Worldwide Code of Employee and Business Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial integrity, government relations, confidentiality and corporate opportunity requirements and the process for reporting violations of the Worldwide Code of Employee and Business Conduct, employee misconduct, conflicts of interest or other violations. Our Worldwide Code of Employee and Business Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.
A copy of our Worldwide Code of Employee and Business Conduct is available on our website at www.constellium.com. Any amendments to the Worldwide Code of Employee and Business Conduct, or any waivers of its requirements, will be disclosed on our website.
Item 16C. Principal Accountant Fees and Services
PricewaterhouseCoopers Audit has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2020.

The following table sets out the aggregate fees for professional services and other services rendered to us by PricewaterhouseCoopers in the years ended December 31, 2020 and 2019, and breaks down these amounts by category of service:

	For the year ended December 31,
	2020	2019
	(€ in thousands)
Audit fees	3,682	3,948
Audit-related fees	632	448
Tax fees	285	202
All other fees	2	2
Total(1)	4,601	4,600
__________________
(1) Including out-of-pocket expenses amounting to €86,000 and €423,000 for the years ended December 31, 2020 and 2019, respectively.
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
•Audit Committee-The Board’s audit committee is responsible for selecting our statutory auditors and making a recommendation to our Board regarding the terms of their compensation. As required by French law, the actual appointment of the statutory auditors has to be made by the shareholders at a general meeting of the shareholders.
•Committee Powers-While the NYSE Listed Company Manual empowers board committees with decision-making authority that can be delegated by a company’s board, under French law, committees of the Company recommend to the full Board, which will be the decision-making body (not its committees).
•Executive Sessions/Communications with Independent Directors-French law does not require for our independent directors to meet regularly without management, nor does it require the independent directors to meet alone in executive session at least once a year, as required by the NYSE Listed Company Manual. However, if our independent directors decide to engage in either or both of these activities, they will be permitted to do so. In practice, our independent directors regularly meet among themselves for discussions, but we do not expect them to be under any requirement to do so under our Articles of Association or French law. In addition, French law does not require a method for interested parties to communicate with our independent directors.
•Equity Compensation Plans-French law requires shareholder approval at a general meeting of the shareholders to adopt an equity compensation plan, which is consistent with the shareholder vote required by the NYSE Listed Company Manual. It is common practice after obtaining such shareholder approval for the shareholders of a French company to then delegate to such company’s board of directors the authority to decide on the specific terms of the granting of equity compensation, within the limits of the shareholders’ authorization. The shareholders of the Company at the general meeting held on November 25, 2019 voted on such an authorization (effective as of December 12, 2019) to delegate such authority to the Board of Directors.
•Corporate Governance Guidelines-A Board Internal Charter is required by the NYSE Listed Company Manual for U.S. companies listed on the NYSE that would set forth certain corporate governance practices of a listed company’s board. Our Board Internal Charter after the Transfer covers all items required by the NYSE Listed Company Manual subject to certain differences set forth by French law, particularly with respect to Committee powers (as described above) and conflict of interest transactions (as described below).
•Conflicts of Interest-Pursuant to French law and the Articles of Association, any agreement (directly or through an intermediary) between the Company and any director of the Company that is not entered into (i) in the ordinary course of business and (ii) under normal terms and conditions will be subject to the prior authorization of the Board, excluding the participation and vote of the interested director. As required by French law, any such agreement will also be subject to approval at the next ordinary shareholders’ meeting (by a simple majority, excluding the vote of interested persons). If the transaction has not been pre-approved by the Board, it can be nullified if it has prejudicial consequences for the Company. If it is not approved by the shareholders, interested directors may be held liable for any prejudicial consequences for the Company of the unapproved transaction; such transaction will nevertheless remain valid, unless it is nullified in case of fraud. The foregoing requirements also apply to agreements between the Company and another entity if one of the Company’s directors is an owner, a general partner, manager, director, general manager, member of the executive or supervisory board of the other entity, as well as to agreements in which one of the Company’s directors has an indirect interest. Aside from the foregoing requirements, there are no specific provisions prohibiting conflicted directors to participate or vote at a Board meeting. However, as a general rule under French law, directors must act in the interest of the Company.
In addition to the above differences, the following are corporate governance provisions applicable to the Company under French law and our Articles of Association:
Rights of Shareholders and Shareholders' Meetings
Under French law and in general, each shareholder is entitled to one vote per share at any general shareholders’ meeting. A general shareholders’ meeting is held annually to, inter alia, approve the annual financial statements. General shareholders’

meetings (including annual meetings) can be ordinary and/or extraordinary, depending upon the resolutions submitted to the vote.
At an extraordinary general shareholders’ meeting (which votes upon any proposal to change the articles of association, including any change in the rights of shareholders), majority is 2/3 of the votes validly cast. The quorum necessary for such a meeting to be validly held on the date set by the first convening notice is 1/4 of the voting shares. If this quorum is not reached, a second meeting is convened with an agenda identical to the first meeting. If the quorum at the second meeting is not reached, the second meeting can be postponed to a date no later than two months after the date on which the second meeting was convened. The quorum for such second or postponed meeting, as the case may be, to be validly held is 1/5 of the voting shares.
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
French law does not provide for cumulative voting. The right to participate in a shareholders’ meeting is granted to all the shareholders whose shares are fully paid up and for whom a right to attend shareholders’ meetings has been established by registration of their shares in their names or names of the authorized intermediary acting on their behalf on the second business day prior to the shareholders’ meeting at 0:00 (zero hour) (Paris time) (the “French Record Date”), either in the registered (“au nominatif”) shares accounts held by the company (or an agent acting on its behalf) or in the bearer (“au porteur”) shares accounts held by the authorized intermediary.
Shareholders holding shares registered on the U.S. Register (which include all shares which are listed on the NYSE, held through a DTC participant and shares directly recorded in the name of their holder with Computershare) vote through a process similar to the one that was in place before the Transfer with the following main differences:
•their voting instructions will be transmitted to the Company via the French Intermediary, acting as intermediary for the account of all shareholders registered on the U.S. Register, in accordance with articles L. 228-1 et seq. of the French Commercial Code;
•the French Record Date will be set;
•an additional record date will be fixed for all shareholders registered on the U.S. Register, which date will be the 25th day before the meeting (the “U.S. Mailing Record Date”); and
•shareholders who purchase shares between the U.S. Mailing Record Date and the French Record Date will be entitled to participate and vote at the shareholders’ meeting as long as they continue to be shareholders on the French Record Date. However, given the short time between the French Record Date and the shareholders’ meeting date, shareholders as of the French Record Date may not have received the notices and information received by shareholders holding shares registered on the U.S. Register as of the U.S. Mailing Record Date. To the extent that shareholders as of the U.S. Mailing Record Date have sent voting instructions and sold or otherwise transferred their shares as of the French Record Date, such voting instructions will be invalidated or modified by the Company, as the case may be, in accordance with articles R. 225-85 and R. 225-86 of the French Commercial Code.
Shareholder Proposals and Action by Written Consent
Pursuant to French law, the board of directors is required to convene an annual ordinary general meeting of shareholders for approval of the annual financial statements. This meeting must be held within six months after the end of each prior fiscal year.
The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders’ meeting, the auditors may call the meeting. In a bankruptcy, the liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent:

•one or several shareholders holding at least 5% of the share capital, or
• any interested party or the workers committee in cases of urgency.
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
Additional draft resolutions to be submitted for approval by the shareholders at any shareholders’ meeting may be proposed to the board of directors within the proscribed time limit (which is no later than 20 days after the publication of the convening notice (avis de réunion) and in any event no sooner than 25 days prior to the date of the shareholders’ meeting) by one or several shareholders holding a specified percentage of shares. The convening notice (avis de réunion) must be published in France with the BALO at least 35 days prior to the date of the shareholders’ meeting and can be consulted at https://www.journal-officiel.gouv.fr/balo/. As the U.S. Mailing Record Date is fixed at the 25th day before the shareholders’ meeting, shareholders wishing to submit additional resolutions will need to submit them before receiving the meeting materials sent to them on or around the U.S. Mailing Record Date, otherwise their submissions will not be considered. The percentage of shares required to be held by one or several shareholders to be able to submit additional draft resolutions depends on the amount of the share capital of the Company; based on the Company’s issued share capital of €2,799,253.44 as of December 31, 2020, this percentage would be 2.90%.
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
•With a view to distributing within one year of their repurchase the relevant shares to employees or managers under a profit-sharing, restricted free share or share option plan, not to exceed 10% of the share capital;
•In payment or in exchange for assets acquired by the company within two years of their repurchase, not to exceed 5% of the share capital;
•To sell the relevant shares to any shareholders willing to purchase them as part of a process organized by the company within five years, not to exceed 10% of the share capital.
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
The shareholders’ meeting of June 29, 2020 delegated the authority to our Board of Directors to decide the issuance, in the event of a public bid on the Company’s shares, of warrants each enabling the subscription of one or more ordinary shares, up to €1,378,674.18 (representing 49.99% of the Company’s share capital at the time of that shareholders’ meeting) and to freely allot said warrants to all of the Company’s shareholders having that capacity before the expiration of the public offering period. The Board of Directors had decided that any such issue of free warrants to subscribe to new shares in the event of a public tender on the Company would in any event be limited to 40% of the share capital for the 12-month period.
This delegation has certain similarities to a rights plan in the U.S., both allowing the board of directors to issue free warrants to subscribe to new shares to existing shareholders in case an unsolicited public tender offer is launched on the Company. It aims to give the board of directors the possibility to negotiate with the bidder to induce the bidder to raise the offer price and/or improve the terms of the offer. It could only be triggered in the event of a public bid for the shares and if the warrants are issued, they will be issued to all those shareholders who hold shares before the expiry of the public offer period. This delegation has been given for a twelve-month period expiring on June 28, 2021.
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
Parent Company Condensed Financial Information is included herein in Note 32 to the Consolidated Financial Statements.
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:
EXHIBIT INDEX

1.1
Articles of Association of Constellium SE, dated August 3, 2020 (incorporated by reference to Exhibit 4.1 of Constellium SE’s Registration Statement on Form F-3 filed on November 13, 2020, File No. 333-250089)

2.1	Description of Securities Registered under Section 12 of the Exchange Act**

4.1
Second Amendment to Credit Agreement, dated as of March 25, 2013, among Constellium Holdco B.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the new Term Lenders party thereto, Deutsche Bank Trust Company Americas, as the Existing Administrative Agent, and Deutsche Bank AG New York Branch, as the successor Administrative Agent (incorporated by reference to Exhibit 4.2 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.2
Third Amendment to Credit Agreement, dated as of July 31, 2013, among Constellium N.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

4.3
ABL Credit Agreement, dated as of May 25, 2012, among Constellium Holdco II B.V., Constellium U.S. Holdings I, LLC, Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders from time to time party hereto, and Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.4
First Amendment to Credit Agreement, dated as of January 7, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.5 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.5
Second Amendment to Credit Agreement, dated as of March 20, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.4 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.6
Third Amendment to Credit Agreement, dated as of October 1, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders party thereto, and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated by reference to Exhibit 4.6 of Constellium N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

4.7
Fourth Amendment to Credit Agreement, dated as of May 7, 2014, among Constellium Rolled Products Ravenswood, LLC, as borrower, Deutsche Bank Trust Company Americas, as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 4.8 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.8
Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.750% Senior Notes due 2024 (incorporated by reference to Exhibit 4.7 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.9
Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.15 of Constellium N.V.’s Form 20-F furnished on April  18, 2016, File No. 001-35931)

4.10
Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH  & Co. KG, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.11
Third Supplemental Indenture (5.750% Senior Notes due 2024), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.12
Fourth Supplemental Indenture, dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.12 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.12.1
Fifth Supplemental Indenture (5.750% Senior Notes due 2024), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.2 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.13
Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.625% Senior Notes due 2021 (incorporated by reference to Exhibit 4.8 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.14
Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.18 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.15
Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH  & Co. KG, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.19 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.16
Third Supplemental Indenture (4.625% Senior Notes due 2021), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.20 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.17
Fourth Supplemental Indenture, dated as of November 30, 2017, among Constellium International S.A.S., Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.17 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.17.2
Fifth Supplemental Indenture (4.625% Senior Notes due 2021), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.1 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.18
Indenture, dated as of December 19, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 8.00% Senior Notes due 2023 (incorporated by reference to Exhibit 4.12 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.19
Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Constellium N.V., and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.21 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.20
Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH  & Co. KG, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.22 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.21
Supplemental Indenture (8.00% Senior Notes due 2023), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.24 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.22
Indenture, dated as of December 19, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 7.00% Senior Notes due 2023 (incorporated by reference to Exhibit 4.13 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.23
Supplemental Indenture, dated as of March  31, 2015, among Constellium Neuf Brisach, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.24 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.24
Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH  & Co. KG, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.25 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.25
Supplemental Indenture (7.00% Senior Notes due 2023), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.28 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.26
Indenture, dated as of March  30, 2016, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 7.875% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 4.26 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.27
Supplemental Indenture (7.875% Senior Secured Notes due 2021), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.30 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.28
Parity Lien Intercreditor Agreement, dated as of March 30, 2016, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.27 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.29
Indenture, dated as of December 11, 2013, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent, providing for the issuance of the 8 3/4% Senior Secured Notes due 2018 (incorporated by reference to Exhibit 4.14 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.30
First Supplemental Indenture, dated as of April 16, 2014, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.29 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.31
Second Supplemental Indenture, dated as of June 4, 2014, among WAC I, LLC, Wise Metals Group LLC, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.30 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.32
Third Supplemental Indenture, dated as of October 17, 2014, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.31 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.33
Credit Agreement, dated as of December 11, 2013, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Administrative Agent (incorporated by reference to Exhibit 4.15 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.34
Waiver and Amendment No. 1 to Credit Agreement, dated as of March 4, 2014, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.33 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.35
Consent and Amendment No. 2 to Credit Agreement, dated as of June 30, 2014, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.34 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.36
Amendment No. 3 to Credit Agreement, dated as of November 26, 2014, by and among Wise Alloys LLC, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.37
Consent and Amendment No. 4 to Credit Agreement, dated as of December 23, 2014, by and among Wise Alloys LLC, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.17 of Constellium N.V.’s Form 20-F furnished on April 24, 2015, File No. 001-35931)

4.38
Amendment No. 5 to Credit Agreement, dated as of March 23, 2015, among Wise Alloys LLC, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.37 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.39
Amendment No. 6 to Credit Agreement, dated as of November 4, 2015, by and among Wise Alloys LLC, as Borrower, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.38 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

4.40
Amendment No. 7 to Credit Agreement, dated as of February 7, 2017, by and among Wise Alloys LLC, as Borrower, the other credit parties party thereto, the lenders party thereto, and Wells Fargo Bank, National Association, as successor Agent (incorporated by reference to Exhibit 4.43 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.41
Indenture, dated as of February 16, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 6.625% Senior Notes due 2025 (incorporated by reference to Exhibit 4.45 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

4.42
Indenture, dated as of November 9, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.875% Senior Notes due 2026 (incorporated by reference to Exhibit 4.42 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.43
First Supplemental Indenture (5.875% Senior Notes due 2026), dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.43 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.43.1
Second Supplemental Indenture (5.875% Senior Notes due 2026), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.4 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.44
Indenture, dated as of November 9, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.250% Senior Notes due 2026 (incorporated by reference to Exhibit 4.44 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.45
First Supplemental Indenture (4.250% Senior Notes due 2026), dated as of November 30, 2017, among Constellium International S.A.S., Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.45 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.45.1
Second Supplemental Indenture (4.250 % Senior Notes due 2026), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.5 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.46
Credit Agreement, by and among Wise Alloys LLC and Constellium Rolled Products Ravenswood, LLC, as Borrowers, Wise Metals Group LLC and Constellium US Holdings I, LLC, as Loan Parties, Constellium Holdco II B.V., as Parent Guarantor, the lenders party thereto, Wells Fargo Bank, N.A., as Administrative Agent and Collateral Agent, the Joint Lead Arrangers and Joint Bookrunners party thereto, and the Co-Syndication Agents party thereto, dated as of June 21, 2017 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

4.46.1
Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, and Constellium Bowling Green LLC, as Borrowers, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, and Constellium Property and Equipment Company, LLC, as Loan Parties, Constellium International S.A.S., as Parent Guarantor, the lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of February 20, 2019 (incorporated by reference to Exhibit 4.46.1 of Constellium N.V.’s Form 20-F furnished March 11, 2019, File No. 001-35931)

4.46.2
Amendment No. 1 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of May 10, 2019 (incorporated by reference to Exhibit 4.6 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.46.3
Amendment No. 2 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of April 24, 2020 (incorporated by reference to Exhibit 99.1 of Constellium SE's Form 6-K furnished March 16, 2021, File No.001-35931)

4.46.4
Amendment No. 3 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of September 25, 2020**

4.47
Underwriting Agreement, dated as of October 31, 2017, by and among the Company, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as representatives of the underwriters named therein (incorporated by reference to Exhibit 99.1 of Constellium N.V.’s Form 6-K filed on November 3, 2017, File. No. 001-35931)

4.48
First Supplemental Indenture (6.625% Senior Notes due 2025), dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.48 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

4.48.1
Second Supplemental Indenture (6.625% Senior Notes due 2025), dated as of February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.49
Indenture, dated as of June 30, 2020, among Constellium SE, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.625% Senior Notes due 2028 (incorporated by reference to Exhibit 99.2 of Constellium SE's Form 6-K furnished March 16, 2021, File No.001-35931)

4.50
Term Facility Agreement for a Loan Guaranteed by the French State (PGE Grande Entreprise), dated as of May 13, 2020, by and among Constellium International S.A.S., BNP Paribas, Bpifrance Financement and Société Générale**

4.51
Indenture, dated as of February 24, 2021, among Constellium SE, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 3.750% Sustainability-Linked Senior Notes due 2029 (incorporated by reference to Exhibit 99.3 of Constellium SE's Form 6-K furnished March 16, 2021, File No.001-35931)

10.1
Amended and Restated Shareholders Agreement, dated May 29, 2013, among Constellium N.V. and the other signatories thereto (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

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

10.8.3	Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Valais S.A. Sierre, dated April 30, 2020**

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

10.9.4	Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Extrusions Deustchland GmbH, dated April 30, 2020**

10.10
Factoring Agreement between GE Capital Bank AG and Constellium Rolled Products Singen GmbH & Co. KG, dated May  27, 2016 (incorporated by reference to Exhibit 10.12 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.10.1
Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG and Constellium Rolled Products Singen GmbH  & Co. KG, dated December 21, 2016 (incorporated by reference to Exhibit 10.12.1 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No.  001-35931)

10.10.2	Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Rolled Products Singen GmbH & Co. KG, dated April 30, 2020**

10.11
Factoring Agreement between GE Capital Bank AG and Alcan Singen GmbH, dated December  16, 2010 (incorporated by reference to Exhibit 10.11 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.11.1
Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH (formerly: Alcan Singen GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.12
Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH, dated March  26, 2014 (incorporated by reference to Exhibit 10.13 of Constellium N.V.’s Form 20-F furnished on April 18, 2016, File No. 001-35931)

10.12.1
Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH, dated May  27, 2016 (incorporated by reference to Exhibit 10.14.1 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.12.2
Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Singen GmbH, dated December 21, 2016 (incorporated by reference to Exhibit 10.14.2 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.12.3
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Singen GmbH (formerly: Alcan Singen GmbH)Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Singen GmbH (formerly: Alcan Singen GmbH), dated April 30, 2020** dated April 30, 2020**

10.13
Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Děčín S.R.O., dated June  26, 2015 (incorporated by reference to Exhibit 10.14 of Constellium N.V.’s Form 20-F furnished on April 18, 2017, File No. 001-35931)

10.13.1
Amendment Agreement to a Factoring Agreement between GE Capital AG and Constellium Extrusions Děčín s.r.o., dated May 27, 2016 (incorporated by reference to Exhibit 10.15.1 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.13.2
Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Extrusions Děčín s.r.o., dated December 21, 2016 (incorporated by reference to Exhibit 10.15.2 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.13.3	Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Extrusions Děčín s.r.o., dated April 30, 2020**

10.15	Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.15.1	Amendment to the Constellium N.V. 2013 Equity Incentive Plan, effective as of May 24, 2018 (incorporated by reference to Exhibit 99.2 of Constellium N.V.’s Form S-8 furnished on June 27, 2018)

10.15.2	Amendment No. 2 to the Constellium N.V. 2013 Equity Incentive Plan, effective as of June 28, 2019 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Form 6-K furnished on June 28, 2019)

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

10.21	Employment Agreement of Jean-Marc Germain, dated as of April 25, 2016 (incorporated by reference to Exhibit 10.25 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.22	Employment Agreement of Peter R. Matt, dated as of October 26, 2016 (incorporated by reference to Exhibit 10.26 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.23
Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of April 21, 2017 (incorporated by reference to Exhibit 10.3 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.23.1
Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of June 13, 2017 (incorporated by reference to Exhibit 10.2 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.23.2
Second Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of March 29, 2018 (incorporated by reference to Exhibit 10.24.1 of Constellium N.V.’s Form 20-F furnished March 11, 2019, File No. 001-35931)‡

10.23.3
Third Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium International, as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of March 15, 2019**

10.23.4
Fourth Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium International, as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of February, 16, 2021**

10.25
First Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser and Greensill Capital Inc., as purchaser agent, dated June 28, 2016 (incorporated by reference to Exhibit 10.4 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.25.1
Second Omnibus Amendment, dated as of January 25, 2017, among Wise Alloys LLC, as Servicer, Wise Alloys Funding II LLC, as Seller, Hitachi Capital America Corp., as Purchaser, Intesa Sanpaolo S.p.A., New York Branch, as Purchaser, and Greensill Capital Inc., as Purchaser Agent (incorporated by reference to Exhibit 10.24 of Constellium N.V.’s Form 20-F furnished on March 21, 2017, File No. 001-35931)

10.25.2
Third Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital Inc., as purchaser agent, dated May 12, 2017 (incorporated by reference to Exhibit 10.5 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.25.3
Fourth Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as successor purchaser agent to Greensill Capital Inc., dated January 2, 2018 (incorporated by reference to Exhibit 10.31 of Constellium N.V.’s Form 20-F furnished March 12, 2018, File No. 001-35931)

10.25.4
Fifth Omnibus Amendment, by and among Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC), as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as purchaser agent, dated October 22, 2018 (incorporated by reference to Exhibit 10.25.5 of Constellium N.V.’s Form 20-F furnished March 11, 2019, File No. 001-35931)

10.25.5
Sixth Omnibus Amendment, by and among Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC), as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as purchaser agent, dated September 30, 2019 (incorporated by reference to Exhibit 10.25.6 of Constellium SE's Fom 20-F furnished March 9, 2020, File No. 001-35931)

10.26
Amendment and Restatement Agreement, by and among Constellium lssoire, Constellium Neuf Brisach and Constellium Extrusions France, as Sellers, Constellium Holdco II BV, as Parent Company, Constellium Switzerland AG, as Sellers’ Agent, and FactoFrance S.A.S., as Factor, dated as of April 19, 2017 (incorporated by reference to Exhibit 10.6 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.27
Amendment and Restatement Agreement among Constellium Issoire, Constellium Neuf Brisach and Constellium Extrusions France, as Sellers, Constellium International S.A.S., as Parent Company, Constellium Switzerland A.G., as Sellers’ agent, and Factofrance SA, as Factor, dated as of May 26, 2020**

10.28
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

10.30.5
Form of 2019 Long Term Incentive Award Letter for a grant of Restricted Stock Units (incorporated by reference to Exhibit 10.30.5 of Constellium SE's Fom 20-F furnished March 9, 2020, File No. 001-35931)

10.30.6
Form of 2019 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units (incorporated by reference to Exhibit 10.30.6 of Constellium SE's Fom 20-F furnished March 9, 2020, File No. 001-35931)

10.30.7	Form of 2020 Long Term Incentive Award Letter for a grant of Restricted Stock Units**

10.30.8	Form of 2020 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units**

10.31
Information under the heading “Description of Capital Stock” in Constellium N.V.’s Registration Statement on Form F-3ASR, filed with the SEC on October 30, 2017 (incorporated by reference to the “Description of Capital Stock” in Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.32
Constellium US Holdings I, LLC U.S. Nonqualified Deferred Compensation and Restoration Plan, effective as of January 1, 2019 (incorporated by reference to Exhibit 10.34 of Constellium N.V.’s Form 20-F furnished March 11, 2019, File No. 001-35931)

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 16, 2021**

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 16, 2021**

13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated as of March 16, 2021**

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated as of March 16, 2021**

15.1	Consent of Independent Registered Public Accounting Firm**

21.1	List of subsidiaries**

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**
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
Date: March 16, 2021

INDEX TO FINANCIAL STATEMENTS
Constellium SE Audited Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Constellium SE
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Constellium SE and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statement, comprehensive income/ (loss), changes in equity, and statement of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as endorsed by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 2.6 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.
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
Goodwill Impairment Assessment – Packaging and Automotive Rolled Products (“P&ARP”) group of cash-generating units
As described in Notes 2 and 17 to the consolidated financial statements, the Company’s consolidated goodwill balance was €417 million at December 31, 2020, and the goodwill associated with the P&ARP group of cash-generating units (the “CGU Group”) was €410 million. Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the recoverable amount of the group of cash-generating units, being the higher of value-in-use and fair value less costs of disposal, to the carrying amount. At December 31, 2020, the recoverable value of the CGU Group has been determined based on its value-in-use. This value is estimated from cash flow projections based on the financial budget approved by management and covering a 5-year period. Cash flows beyond this period are estimated using a perpetual long-term growth rate for the subsequent years. The value-in-use is the sum of discounted cash flows over the projected period and the terminal value. Discount rates are determined based on the weighted-average cost of capital of each cash-generating unit.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the CGU Group is a critical audit matter are (i) the significant judgment by management when developing the value-in-use of the CGU Group; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to cash flow projections, perpetual growth rate and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Company’s group of cash-generating units. These procedures also included, among others, (i) understanding and testing management’s process for developing the estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness, accuracy, and relevance of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the cash flow projections, perpetual growth rate and the discount rate. Evaluating management’s assumptions related to cash flows projections and perpetual growth rate involved the consideration of (i) the current and past performance of the group of cash-generating units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the evaluation of the perpetual growth rate and discount rate assumptions. The procedures also included assessment of the adequacy of the company’s disclosures on goodwill impairment assessment and assumptions used.
Recoverability of deferred tax assets
As described in Notes 2 and 18 to the consolidated financial statements, the Company recognized net deferred income tax assets in relation to recoverable tax losses and temporary differences between the accounting base and the tax base of assets and liabilities at December 31, 2020 amounting to €183 million. Of this amount, €116 million is recognized related to recoverable tax losses. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized. The deferred income tax assets related to recoverable tax losses were determined based on the expected future taxable income per tax jurisdiction, the applicable tax rates and local expiry periods of tax losses. Management exercised significant judgment in determining that, based on the expected taxable income of the entities, it is more likely than not that a total of €920 million of unused tax losses and deductible temporary differences, with a related tax impact of €224 million at December 31, 2020, will not be used.
The principal considerations for our determination that performing procedures relating to the recoverability of deferred income tax assets is a critical audit matter are (i) the significant management judgement involved in considering whether or not it is likely that deferred income tax assets will be utilized and (ii) a high degree of auditor judgment and effort in evaluating management’s assessment of the significant assumption related to forecasts of taxable profit.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, understanding the controls relating to management’s assessment of the recoverability of deferred income tax assets and testing their effectiveness, examining the deferred income tax assets by jurisdiction and agreeing the forecasted future taxable profits with approved business plans for each entity. They also included assessing whether the underlying assumptions in the forecasts of taxable profit were consistent with those used in the impairment tests, and the past performance against the expected future tax profits in the business plans used by the Company. The procedures also included consideration of the applicable tax rates and local expiry periods of tax losses together with any applicable restrictions in recovery for each individual jurisdiction, and assessment of the adequacy of the company’s disclosures on deferred tax assets and assumptions used.

Neuilly-sur-Seine, France

PricewaterhouseCoopers Audit

/s/ Pierre Marty
Pierre Marty
Partner

March 16, 2021
We have served as the Company’s auditor since 2011.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
(in millions of Euros)	Notes	2020	2019	2018
Revenue	3	4,883	5,907	5,686
Cost of sales		(4,393)	(5,305)	(5,148)
Gross profit		490	602	538
Selling and administrative expenses		(237)	(276)	(247)
Research and development expenses		(39)	(48)	(40)
Other gains and losses - net	8	(89)	(23)	153
Income from operations		125	255	404
Finance costs - net	10	(159)	(175)	(149)
Share of income / (loss) of joint-ventures		—	2	(33)
(Loss) / income before income tax		(34)	82	222
Income tax benefit / (expense)	12	17	(18)	(32)
Net (loss) / income		(17)	64	190
Net (loss) / income attributable to:
Equity holders of Constellium		(21)	59	188
Non-controlling interests		4	5	2
Net (loss) / income		(17)	64	190

Earnings per share attributable to the equity holders of Constellium (in Euros per share)
Basic	(0.15)	0.43	1.40
Diluted	(0.15)	0.41	1.37
Weighted average shares
Basic	138,739,635	136,856,978	134,761,736
Diluted	138,739,635	142,645,619	138,145,914
The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

		Year ended December 31,
(in millions of Euros)	Notes	2020	2019	2018
Net (loss) / income		(17)	64	190
Other comprehensive (loss) / income
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations		(20)	(61)	24
Income tax on remeasurement on post-employment benefit obligations	18	5	13	(6)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	22	26	(8)	(25)
Net investment hedges	22	—	4	(4)
Income tax on hedges	18	(7)	2	8
Currency translation differences		(18)	1	10
Other comprehensive (loss) / income		(14)	(49)	7
Total comprehensive (loss) / income		(31)	15	197
Attributable to:
Equity holders of Constellium		(34)	10	195
Non-controlling interests		3	5	2
Total comprehensive (loss) / income		(31)	15	197
The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
(in millions of Euros)	Notes	2020	2019
Assets
Current assets
Cash and cash equivalents	13	439	184
Trade receivables and other	14	406	474
Inventories	15	582	670
Other financial assets	21	39	22
		1,466	1,350
Non-current assets
Property, plant and equipment	16	1,906	2,056
Goodwill	17	417	455
Intangible assets	17	61	70
Investments accounted for under the equity method		1	1
Deferred tax assets	18	193	185
Trade receivables and other	14	67	60
Other financial assets	21	18	7
		2,663	2,834
Total Assets		4,129	4,184
Liabilities
Current liabilities
Trade payables and other	19	905	999
Borrowings	20	92	201
Other financial liabilities	21	46	35
Income tax payable		20	14
Provisions	24	23	23
		1,086	1,272
Non-current liabilities
Trade payables and other	19	32	21
Borrowings	20	2,299	2,160
Other financial liabilities	21	41	23
Pension and other post-employment benefit obligations	23	664	670
Provisions	24	98	99
Deferred tax liabilities	18	10	24
		3,144	2,997
Total Liabilities		4,230	4,269
Equity
Share capital	26	3	3
Share premium	26	420	420
Retained deficit and other reserves		(538)	(519)
Equity attributable to equity holders of Constellium		(115)	(96)
Non-controlling interests		14	11
Total Equity		(101)	(85)
Total Equity and Liabilities		4,129	4,184
The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non-controlling interests	Total equity
At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)
Net (loss) / income	—	—	—	—	—	—	(21)	(21)	4	(17)
Other comprehensive (loss) / income	—	—	(15)	19	(17)	—	—	(13)	(1)	(14)
Total comprehensive (loss) / income	—	—	(15)	19	(17)	—	(21)	(34)	3	(31)
Share-based compensation	—	—	—	—	—	15	—	15	—	15
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—
At December 31, 2020	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non-controlling interests	Total equity
At January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)
Net income	—	—	—	—	—	—	59	59	5	64
Other comprehensive (loss) / income	—	—	(48)	(2)	1	—	—	(49)	—	(49)
Total comprehensive (loss) / income	—	—	(48)	(2)	1	—	59	10	5	15
Share-based compensation	—	—	—	—	—	16	—	16	—	16
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
At December 31, 2019	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non-controlling interests	Total equity
At January 1, 2018	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)
Change in accounting policies	—	—	—	—	—	—	(2)	(2)	—	(2)
At January 1, 2018, restated	3	420	(147)	13	(7)	25	(636)	(329)	8	(321)
Net income	—	—	—	—	—	—	188	188	2	190
Other comprehensive income / (loss)	—	—	18	(21)	10	—	—	7	—	7
Total comprehensive income / (loss)	—	—	18	(21)	10	—	188	195	2	197
Share-based compensation	—	—	—	—	—	12	—	12	—	12
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
At December 31, 2018	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)
The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
(in millions of Euros)	Notes	2020	2019	2018
Net (loss) / income		(17)	64	190
Adjustments
Depreciation and amortization	16, 17	259	256	197
Impairment of assets	16, 17	43	—	—
Pension and other post-employment benefits service costs	23	34	27	(10)
Finance costs - net	10	159	175	149
Income tax (benefit) / expense	12	(17)	18	32
Share of (income) / loss of joint-ventures		—	(2)	33
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net		(18)	(33)	86
Losses / (gains) on disposal	8	4	3	(186)
Other - net		19	16	14
Change in working capital
Inventories		63	57	(9)
Trade receivables		36	104	(145)
Trade payables		(38)	(31)	(27)
Other		(10)	9	(58)
Change in provisions		1	(2)	(2)
Pension and other post-employment benefits paid	23	(53)	(50)	(46)
Interest paid		(140)	(158)	(129)
Income tax refunded / (paid)		9	(6)	(23)
Net cash flows from operating activities		334	447	66
Purchases of property, plant and equipment	4	(182)	(271)	(277)
Property, plant and equipment grants received		5	—	—
Acquisition of subsidiaries net of cash acquired		—	(83)	—
Proceeds from disposals, net of cash		1	2	200
Equity contributions and loans to joint ventures		—	—	(24)
Other investing activities		—	(1)	10
Net cash flows used in investing activities		(176)	(353)	(91)
Proceeds from issuance of Senior Notes	20	290	—	—
Repayment of Senior Notes	20	(200)	(100)	—
(Repayments) / proceeds from U.S. revolving credit facilities	20	(129)	105	(67)
Proceeds from other borrowings	20	202	8	—
Repayments from other borrowings	20	(10)	(4)	(1)
Lease repayments	20	(35)	(86)	(15)
Payment of financing costs		(9)	—	—
Transactions with non-controlling interests		—	(4)	—
Other financing activities		(8)	5	1
Net cash flows from / (used in) financing activities		101	(76)	(82)
Net increase / (decrease) in cash and cash equivalents		259	18	(107)
Cash and cash equivalents - beginning of year		184	164	269
Effect of exchange rate changes on cash and cash equivalents		(4)	2	2
Cash and cash equivalents - end of year	13	439	184	164
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements
NOTE 1 - GENERAL INFORMATION
Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in North America, Europe and China and operates 29 production facilities, 3 R&D centers and 3 administrative centers. The Group has approximately 12,000 employees.
Constellium SE, a French Societas Europaea (SE), is the parent company of the Group. The business address (head office) of Constellium SE is located at Washington Plaza, 40-44 rue Washington, 75008 Paris, France.
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
The Consolidated Financial Statements were authorized for issue on March 11, 2021 by the Board of Directors.
2.2 New and amended standards and interpretations
Several amendments and interpretations apply for the first time in 2020, but had no impact on the Consolidated Financial Statements of the Group.
•Amendments to IAS 1 and IAS 8: Definition of Material
•Amendments to IFRS 3: Definition of a Business
•Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform - Phase 1
2.3 New standards and interpretations not yet mandatorily applicable
The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The following new standards and interpretations have been issued, but are not yet effective. The Group plans to adopt these new standards and interpretations on their required effective dates and does not expect any material impact as a result of their adoption.
•Amendments to IAS 1: Classification of Liabilities as Current or Non-current
•IFRS 9 Financial Instruments: Fees in the ‘10 per cent’ test for derecognition of financial liabilities
•Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform - Phase 2
•Amendments to IFRS 16: COVID-19 Related Rent Concessions
•Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use
•Amendments to IAS 37: Onerous Contracts – Costs of Fulfilling a Contract
•Amendments to IFRS 3: Reference to the Conceptual Framework

2.4 Basis of preparation
In accordance with IAS 1- Presentation of Financial Statements, the Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.
The Group's financial position, its cash flows, liquidity position and borrowing facilities are described in the Consolidated Financial Statements in NOTE 13 - Cash and Cash Equivalents, NOTE 20 - Borrowings and NOTE 22 - Financial Risk Management.
The Group’s forecasts and projections, taking account of reasonably possible changes in operating performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants.
Accordingly, the Group continues to adopt the going concern basis in preparing the Consolidated Financial Statements. Management considers that this assumption is not invalidated by the Group’s negative equity at December 31, 2020. This assessment was confirmed by the Board of Directors on March 11, 2021.
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
Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
Investments over which the Group has significant influence are accounted for under the equity method. Investments over which the Group has joint control are accounted for either as joint ventures under the equity method or as joint arrangements in relation to its interest in the joint operation.
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

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the amount of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as a gain in Other gains and losses - net in the Consolidated Income Statement.
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
Acquisition-related costs are expensed as incurred and are included in Other gains and losses - net in the Consolidated Income Statement.
Cash-generating units
The reporting units, which generally correspond to industrial sites, are the lowest level of the Group’s internal reporting and have been identified as cash-generating units.
Goodwill
Goodwill arising from a business combination is carried at cost as established at the date of the business combination less accumulated impairment losses, if any.
Goodwill is allocated at the operating segment levels, which are the groups of cash-generating units that are expected to benefit from the synergies of the combination. The operating segments represent the lowest level within the Group at which goodwill is monitored for internal management purposes.
Gains and losses on the disposal of a cash-generating unit include the carrying amount of goodwill relating to the cash-generating unit sold.
Impairment of goodwill
A group of cash-generating units to which goodwill is allocated is tested for impairment annually, or more frequently when there is an indication that it may be impaired.
The net carrying value of a group of cash-generating units is compared to its recoverable amount, which is the higher of the value in use and the fair value less costs of disposal.
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
Any impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the group of cash-generating units and then to the other assets of the group of units pro rata on the basis of the carrying amount of each asset in the group of units.
Any impairment loss is recognized in Other gains and losses - net in the Consolidated Income Statement. An impairment loss recognized for goodwill cannot be reversed in subsequent years.

Non-current assets and disposal groups classified as held for sale and discontinued operations
IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations defines a discontinued operation as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components, (ii) is classified as held for sale or has been disposed of, and (iii) represents a separate major line of business or geographic areas of operations.
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
Items included in the Consolidated Financial Statements of each of the entities and businesses of Constellium are measured using their functional currency, which is the currency of the primary economic environment in which they operate.
Foreign currency transactions
Transactions denominated in currencies other than the functional currency are recorded in the functional currency at the exchange rate in effect at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Income Statement, except when deferred in Other Comprehensive Income ("OCI") as qualifying cash flow hedges and qualifying net investment hedges. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in Finance costs - net. Realized foreign exchange gains and losses that relate to commercial transactions are presented in Cost of sales. All other foreign exchange gains and losses, including those that relate to foreign currency derivatives hedging commercial transactions where hedge accounting has not been applied, are presented within Other gains and losses - net.
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
The net differences arising from exchange rate translation are recognized in the Consolidated Statement of Comprehensive Income / (Loss).

The following table summarizes the main exchange rates used for the preparation of the Consolidated Financial Statements:

		Average rates			Closing rates
Foreign exchange rate for 1 Euro		Year ended December 31,			At December 31,
		2020	2019	2018	2020	2019	2018
U.S. Dollars	USD	1.1405	1.1193	1.1798	1.2271	1.1234	1.1450
Swiss Francs	CHF	1.0704	1.1121	1.1546	1.0802	1.0854	1.1269
Czech Koruna	CZK	26.4337	25.6698	25.6452	26.2420	25.4080	25.7240
Revenue from contracts with customers
Revenue is recognized in an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.
The Group primarily contracts with customers for the sale of rolled or extruded aluminium products. For the majority of our business, performance obligations with customers begin when we acknowledge a purchase order for a specific customer order of product to be delivered in the near-term. These purchase orders are short-term in nature, although they may be governed by multi-year frame agreements.
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
Revenue from product sales, net of trade discounts, allowances and volume-based incentives, is recognized for the amount the Group expects to be entitled to, generally upon delivery, and provided there is persuasive evidence that control has transferred.
Contract liabilities consist of expected volume discounts, rebates, incentives, refunds and penalties and price concessions. Contract liabilities are presented in Trade payables and other.
The Group applies the practical expedient for disclosures on performance obligations that are part of contracts that have an original duration of one year or less.
The Group elected the practical expedient on significant financing components if the period of transfer of the product and the payment is one year or less.
Research and development costs
Costs incurred on development projects are recognized as intangible assets when the following criteria are met:
•It is technically feasible to complete the intangible asset so that it will be available for use;
•Management intends to complete and use the intangible asset;
•There is an ability to use the intangible asset;
•It can be demonstrated how the intangible asset will generate probable future economic benefits;
•Adequate technical, financial and other resources to complete the development and use or sell the intangible asset are available; and
•The expenditure attributable to the intangible asset during its development can be reliably measured.
Development expenditures that do not meet these criteria are expensed as incurred. Development costs previously recognized as expenses cannot be recognized as an asset in a subsequent period.

Other gains and losses - net
Other gains and losses - net includes: (i) realized and unrealized gains and losses on derivatives for those contracted where hedge accounting is not applied (ii) unrealized exchange gains and losses from the remeasurement of monetary assets and liabilities, (iii) the ineffective portion of changes in the fair value of derivatives designated for hedge accounting and (iv) impairment charges on assets.
Other gains and losses - net presents other unusual, infrequent or non-recurring items. Such items are disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.
Interest income and expense
Interest expense on short and long-term financing is recorded at the relevant rates on the various borrowing agreements using the effective interest rate method.
Borrowing costs, including interest, incurred for the construction of any qualifying asset are capitalized during the period of time required to complete and prepare the asset for its intended use.
Share-based payment arrangements
Equity-settled share-based payments to employees and Board members are measured at the fair value of the equity instruments at the grant date.
The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest.
Property, plant and equipment
Recognition and measurement
Property, plant and equipment acquired by the Company are recorded at cost, which comprises the purchase price, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Borrowing costs, including interest, directly attributable to the acquisition or construction of property, plant and equipment are included in the cost. Subsequent to the initial recognition, Property, plant and equipment are measured at cost less accumulated depreciation and impairment, if any. Costs are capitalized into construction work-in-progress until such projects are completed and the assets are available for use.
Subsequent costs
Enhancements and replacements are capitalized as additions to Property, plant and equipment only when it is probable that future economic benefits associated with them will flow to the Company and their cost can be measured with reliability. Ongoing regular maintenance costs related to Property, plant and equipment are expensed as incurred.
Depreciation
Land is not depreciated. Property, plant and equipment are depreciated over the estimated useful lives of the related assets using the straight-line method as follows:
•Buildings: 10 – 50 years;
•Machinery and equipment: 3 – 40 years;
•Vehicles: 5 – 8 years.

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
Amortization
Intangible assets are amortized over the estimated useful lives of the related assets using the straight-line method as follows:
•Technology: 20 years;
•Customer relationships: 25 years;
•Software: 3 – 5 years.
Impairment of property, plant and equipment and intangible assets
Property, plant and equipment and intangible assets subject to amortization are reviewed for impairment if there is any indication that the carrying amount of the asset, or cash-generating unit to which it belongs, may not be recoverable. The recoverable amount is based on the higher of fair value less cost of disposal and value in use, as determined using estimates of discounted future net cash flows of the asset or group of assets to which it belongs.
Any impairment loss is recognized in Other gains and losses - net in the Consolidated Income Statement.
Government Grants
Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions are complied with.
Government grants relating to the purchase of property, plant and equipment reduce the carrying amount of the asset. They are credited to profit or loss on a straight-line basis over the expected useful lives of the related assets. Government grants relating to costs offset the corresponding expense and are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.
Financial Instruments
i.Classification and measurement
•Financial assets
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
i.Assets at amortized cost are comprised of other receivables, non-current loans receivable and current loans receivable in the Consolidated Statement of Financial Position. The business model whose objective is to hold assets in order to collect contractual cash flows provided they give rise to cash flows that are ‘solely payments of principal and interest’ on the principal amount outstanding. They are carried at amortized cost using the effective interest rate method, less any impairment. They are classified as current or non-current assets based on their maturity date.
ii.Assets at fair value through OCI are comprised of trade receivables in the Consolidated Statement of Financial Position. The business model is to maintain liquidity for the Group, should the need arise, which leads to sales through factoring agreements that are more than infrequent and significant in value. Trade receivables are managed under an objective that results in both collecting the contractual cash flows and selling the receivables to the factors. The portfolio of trade receivables is therefore classified as measured at fair value through OCI. Upon derecognition, the cumulative fair value change recognized in OCI is reclassified to profit or loss. Foreign exchange revaluation and impairment losses or reversals are recognized in profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. These assets are classified as current or non-current assets based on their maturity date.
iii.Assets at fair value through profit or loss are comprised of derivatives except those designated as hedging instruments that qualify for hedge accounting in accordance with IAS 39 Financial Instruments. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the Consolidated Income Statement.
•Financial liabilities
Borrowings and other financial liabilities, excluding derivative liabilities, are recognized initially at fair value, net of transaction costs incurred and directly attributable to the issuance of the liability. These financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the Consolidated Income Statement using the effective interest rate method.
ii.Impairment of financial assets
Financial assets subject to IFRS 9’s expected credit loss model are cash and cash equivalents, trade receivables and other and loans to joint ventures.
iii.Offsetting financial instruments
Financial assets and liabilities are offset and the net amount is reported in the Consolidated Statement of Financial Position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
Derivative financial instruments
Derivatives
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative qualifies for hedge accounting treatment. Derivatives that qualify for hedge accounting are recognized in OCI.
Fair value is the price expected to be received in selling an asset or paid in transferring a liability in an orderly transaction between market participants at the measurement date. Where available, relevant market prices are used to determine fair values. The Group periodically estimates the impact of credit risk on its derivative instruments aggregated by counterparties and takes this into account when estimating the fair value of its derivatives.
Credit Value Adjustments are calculated for asset derivatives based on the counterparties' credit risk. Debit Value Adjustments are calculated for credit derivatives based on Constellium's own credit risk. The fair value method used is based on the historical probability of default, provided by leading rating agencies.
For derivative instruments that do not qualify for hedge accounting, changes in the fair value are recognized immediately in profit or loss and are included in Other gains and losses - net.
Hedge accounting
The Group did not adopt the disposition of IFRS 9 on hedging and will therefore continue to apply the provisions of IAS 39. For derivative instruments that are designated for hedge accounting, at the inception of the hedging transaction, the group documents the relationship between hedging instruments and hedged items, the risk management objective and the strategy for undertaking the hedge transaction. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI and accumulated in Equity. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Income Statement in Other gains and losses - net.
Amounts accumulated in equity are reclassified to the Consolidated Income Statement when the hedged item affects the Consolidated Income Statement. The gain or loss relating to the effective portion of derivative instruments hedging forecasted cash flows under customer agreements is recognized in Revenue. When the forecasted transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are reclassified from equity and included in the initial measurement of the cost of the asset. The deferred amounts would ultimately be recognized in the Consolidated Income Statement upon the sale, depreciation or impairment of the asset.
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
Leases (since January 1, 2019)
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
The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are recorded in the asset category to which they relate in Property, plant and equipment. Unless the Group is reasonably certain to obtain ownership of the leased assets at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful life and the lease term. Right-of-use assets are subject to impairment.
Lease liabilities
At the commencement date of the lease, the Group recognizes a lease liability measured at the present value of lease payments to be made over the lease term.
In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension or termination option. Extension options or periods after termination options are only included in the lease term if the lease is reasonably certain to be extended or not terminated.
The lease payments include fixed payments less any lease incentive receivables, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. Lease liabilities are presented within Borrowings. Variable lease payments that do not depend on an index or a rate are recognized as expense in the period in which the event or condition that triggers the payment occurs.
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

Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. The Group also applies the low-value asset recognition exemption to leases of assets with a value below €5,000. Lease payments on short-term leases and low-value asset leases are recognized as expense on a straight-line basis over the lease term.
The Group also applies the practical expedients for lease and non-lease components as a single component for vehicles. The Group adopted IFRS 16 retrospectively with the cumulative effect of initially applying the standard recognized on January 1, 2019.
The Group elected the relief provision of IFRS 16 and did not apply IFRS 16 to contracts that were not previously identified as containing a lease under IAS 17 and IFRIC 4.
Leases (Prior to January 1, 2019)
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
Leases of property, plant and equipment under which the Group has substantially all the risks and rewards of ownership are classified as finance leases. Various buildings and equipment are leased from third parties under finance lease agreements. Under such finance leases, the asset financed is recognized in Property, plant and equipment and the financing is recognized in Borrowings.
Inventories
Inventories are valued at the lower of cost and net realizable value, primarily on a weighted-average cost basis.
Weighted-average cost for raw materials, stores, work in progress and finished goods is calculated using the costs experienced in the current period based on normal operating capacity and includes the purchase price of materials, freight, duties and customs, and the costs of production, which includes labor, materials and other costs that are directly attributable to the production process and production overheads.
Trade account receivables
Recognition and measurement
Trade account receivables are recognized at fair value through OCI since they are managed under an objective that results in both collecting the contractual cash flows and selling the receivables to factors. The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.
Factoring arrangements
In factoring arrangements under which the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized from the Consolidated Statement of Financial Position. In determining whether the Group has transferred substantially all the risks and rewards of ownership, it considers credit risk, late-payment risk, dilution risk, foreign exchange risk and tax risk. Arrangements in which the Group derecognizes receivables result in changes in trade receivables, which are reflected as cash flows from operating activities. When trade account receivables are sold with limited recourse and substantially all the risks and rewards associated with these receivables are not transferred, receivables are not derecognized. Where the Group does not derecognize the receivables, the cash received from the factor is classified as a financing cash inflow, the settlement of the receivables as an operating cash inflow and the repayment to the factor as a financing cash outflow.

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
Provisions
Provisions are recorded at the best estimate of expenditures required to settle liabilities of uncertain timing or amount when management determines that i) a legal or constructive obligation exists as a result of past events, ii) it is probable that an outflow of resources will be required to settle the obligation and iii) such amounts can be reasonably estimated. Provisions are measured at the present value of the expected expenditures required to settle the obligation.
The ultimate cost to settle such liabilities is uncertain, and cost estimates can vary in response to many factors. The settlement of these liabilities could materially differ from recorded amounts or the expected timing of expenditure could change. As a result, there could be significant adjustments to provisions, which could result in additional charges or recoveries.
Close down and restoration costs
Estimated close down and restoration costs are accounted for in the year when the legal or constructive obligation arising from the related disturbance occurs and it is probable that an outflow of resources will be required to settle the obligation. These costs are based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations expected to arise from future disturbance. The costs are estimated on the basis of a closure plan including feasibility and engineering studies, are updated annually during the life of the operation to reflect known developments (e.g. revisions to cost estimates and to the estimated lives of operations) and are subject to formal review at regular intervals each year.
The initial closure provision together with subsequent movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates, are capitalized in Property, plant and equipment. These costs are depreciated over the remaining useful lives of the related assets. The amortization or unwinding of the discount applied in establishing the net present value of the provisions is recorded in the Consolidated Income Statement as a financing cost.
Environmental remediation costs
Environmental remediation costs are accounted for based on the estimated present value of the costs of the Group’s environmental clean-up obligations. Changes in the environmental remediation provisions are recorded in Cost of sales.
Restructuring costs
Provisions for restructuring are recorded when Constellium’s management is demonstrably committed to the restructuring plan and the liabilities can be reasonably estimated. The Group recognizes liabilities that primarily include one-time termination benefits, severance, and contract termination costs, primarily related to equipment and facility lease obligations. These amounts are based on the remaining amounts due under various contractual agreements and are periodically adjusted for changes in circumstances that would reduce or increase these obligations.

Legal, tax and other potential claims
Provisions for legal claims are made when it is probable that liabilities will be incurred and when such liabilities can be reasonably estimated. For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals, process and outcomes of similar historical matters, amongst others. Once an unfavorable outcome is considered probable, management weights the probability of possible outcomes and the most likely loss is recorded. Legal matters are reviewed on a regular basis to determine if there have been changes in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss. Depending on their nature, these costs may be recorded in Cost of sales or Other gains and losses - net in the Consolidated Income Statement. Included in other potential claims are provisions for product warranties and guarantees to settle the net present value portion of any settlement costs for potential future legal actions, claims and other assertions that may be brought by Constellium’s customers or the end-users of products. Provisions for product warranty and guarantees are recorded in Cost of sales in the Consolidated Income Statement.
Management establishes tax reserves and accrues interest thereon, if deemed appropriate, in expectation that certain tax positions other than income tax may be challenged and that the Group might not succeed in defending such positions, despite management’s belief that the positions taken are fully supportable.
Pension, other post-employment plans and other long-term employee benefits
For defined contribution plans, the contribution paid in respect of service rendered over the service year is recognized in the Consolidated Income Statement. This expense is included in Income / (loss) from operations.
For defined benefit plans, the retirement benefit obligation recognized in the Consolidated Statement of Financial Position represents the present value of the defined benefit obligation less the fair value of plan assets. The defined benefit obligations are assessed using the projected unit credit method. The most significant assumption is the discount rate. The amount recorded in the Consolidated Income Statement in respect of these plans is included within Income / (loss) from operations except for net interest costs, which are included in Finance costs - net.The effects of changes in actuarial assumptions and experience adjustments are presented in the Consolidated Statement of Comprehensive Income / (Loss).
Other post-employment benefit plans mainly relate to health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents. Eligibility for coverage is dependent upon certain age and service criteria. These benefit plans are unfunded and are accounted for as defined benefit obligations, as described above.
Other long-term employee benefits mainly include jubilees and other long-term disability benefits. For these plans, actuarial gains and losses are recognized immediately in the Consolidated Income Statement.
Taxation
Income tax (expense) / benefit is calculated on the basis of the tax laws enacted or substantively enacted at the Consolidated Statement of Financial Position date in the countries where the Company and its subsidiaries operate and generate taxable income.
The Group is subject to income taxes in France, the United States, Germany and numerous other jurisdictions. Certain of Constellium’s businesses may be included in tax returns in some jurisdictions. In certain circumstances, these businesses may be jointly and severally liable with the entity filing the consolidated return, for additional taxes that may be assessed.
Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the Consolidated Financial Statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets are also recognized for operating loss carryforwards and tax credit carryforwards.
Deferred income tax assets and liabilities are measured using tax rates that are expected to apply in the year when the asset is realized or the liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Presentation of financial statements
The Consolidated Financial Statements are presented in millions of Euros, except Earnings per share in Euros. Certain reclassifications may have been made to prior year amounts to conform to the current year presentation.
2.7 Judgments in applying accounting policies and key sources of estimation uncertainty
The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. These judgments, estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances, giving consideration to previous experience. However, actual results may differ from the amounts included in the Consolidated Financial Statements. Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the items presented below. The Group reviewed its significant assumptions and estimates in light of the uncertainty associated with the COVID-19 pandemic and its potential impact on its business and its financials, detailed in NOTE 4 - Operating segments, NOTE 16 - Property, plant and equipment, NOTE 20 - Borrowings, NOTE 22 - Financial risk management, NOTE 24 - Provisions, and NOTE 27 - Covid-19-related government assistance. However, there remains considerable uncertainty with respect to the duration of the crisis and its potential impact on the overall economy and our business, and there can be no guarantee that our assumptions will materialize or that actual results will not differ materially from estimates.
Impairment tests for goodwill, intangible assets and property, plant and equipment
The determination of fair value and value in use of cash-generating units or groups of cash-generating units depends on a number of assumptions, in particular market data, estimated future cash flows and discount rates.
These assumptions are subject to risk and uncertainty. Any material changes in these assumptions could result in a significant change in a cash-generating units’ recoverable value or in a goodwill impairment. Details of the key assumptions made and judgments applied are set out in NOTE 16 - Property, Plant and Equipment and in NOTE 17 - Intangible Assets and Goodwill.
Pension, other post-employment benefits and other long-term employee benefits
The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions and its determination requires the application of judgment. Assumptions used and judgments made in determining the defined benefit obligations and net pension costs include discount rates, rates of future compensation increase, and the criteria considered to determine when a plan amendment has occurred.
Any material changes in these assumptions could result in a significant change in Pensions and other post-employment benefit obligations and in employee benefit expenses recognized in the Consolidated Income Statement or actuarial gains and losses recognized in OCI. Details of the key assumptions made and judgments applied are set out in NOTE 23 - Pensions and Other Post-Employment Benefit Obligations.
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
Significant judgment is also required to determine the extent to which deferred tax assets can be recognized. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be utilized. The deferred tax assets will be ultimately utilized to the extent that sufficient taxable profits will be available in the years in which the temporary differences become deductible. This assessment is conducted through a detailed review of deferred tax assets by jurisdiction and takes into account the scheduled reversals of taxable and deductible temporary differences; past, current and expected future performance deriving from the budget; the business plan and tax planning strategies. Deferred tax assets are not recognized in the jurisdictions where it is less likely than not that sufficient taxable profits will be available against which the deductible temporary differences can be utilized. Details of the key assumptions made and judgments applied are set out in NOTE 18 - Deferred Income Taxes.
Provisions
Provisions have been recorded for: (i) close down and restoration costs; (ii) environmental remediation and monitoring costs; (iii) restructuring plans; (iv) legal and other potential claims including provisions for tax risks other than income tax, product warranty and guarantees. These provisions are recorded at amounts which represent management’s best estimates of the expenditure required to settle the obligation at the date of the Consolidated Statement of Financial Position. Expectations are revised each year until the actual liability is settled, with any difference accounted for in the Consolidated Income Statement in the year in which the revision is made. Details of the key assumptions made and judgments applied are described in NOTE 24 - Provisions.
Business combinations
Determining the fair value of purchased assets and assumed liabilities requires judgement in the selection of valuation techniques and assumptions used. Key assumptions and inputs include the determination of cash flow projections, discount rates, comparable market transactions, replacement costs and related industry indices.
NOTE 3 - REVENUE

	Year ended December 31,
(in millions of Euros)	2020	2019	2018
Packaging rolled products	1,960	2,172	2,245
Automotive rolled products	663	816	636
Specialty and other thin-rolled products	102	151	169
Aerospace rolled products	560	863	773
Transportation, industry, defense and other rolled products	442	557	566
Automotive extruded products	665	797	714
Other extruded products	491	551	573
Other	—	—	10
Total Revenue by product line	4,883	5,907	5,686

	Year ended December 31,
(in millions of Euros)	2020	2019	2018
Germany	1,014	1,260	1,339
France	362	563	554
United Kingdom	192	194	175
Switzerland	52	68	77
Other Europe	923	1,078	1,038
Total Europe	2,543	3,163	3,183

United States	1,941	2,175	1,897
Asia and Other Pacific	211	277	300
All Other	188	292	306
Total Revenue by destination of shipment	4,883	5,907	5,686
Revenue is recognized at a point in time, except for certain products with no alternative use for which we have a right to payment, which represent less than 1% of total revenue.

NOTE 4 - OPERATING SEGMENT INFORMATION
Management has defined Constellium’s operating segments based upon the product lines, markets and industries it serves, and prepares and reports operating segment information to Constellium’s chief operating decision maker (CODM) as defined in NOTE 2 - Summary of Significant Accounting Policies on that basis.
The accounting principles used to prepare the Group’s operating segment information are the same as those used to prepare the Group’s Consolidated Financial Statements.
Packaging and Automotive Rolled Products (P&ARP)
P&ARP supplies rolled aluminium products to the packaging market with canstock and closure stock for the beverage and food industry, foil stock for the flexible packaging market and to the automotive market with a number of technically sophisticated applications, such as automotive body sheet and heat exchanger materials. P&ARP operates four facilities in three countries and had approximately 3,900 employees at December 31, 2020.
Aerospace and Transportation (A&T)
A&T supplies rolled aluminium products and very limited volumes of extruded products to the aerospace market, as well as rolled products for transportation, industry and defense end-uses. A&T operates six facilities in three countries and had approximately 3,300 employees at December 31, 2020.
Automotive Structures and Industry (AS&I)
AS&I supplies hard and soft aluminium alloy extruded profiles for a range of high demand industry applications in the automotive, engineering, rail and other transportation end markets, and technologically advanced structural components to the automotive industry. AS&I operates nineteen facilities in ten countries and had approximately 4,600 employees at December 31, 2020.
Holdings & Corporate (H&C)
Holdings & Corporate includes the net cost of Constellium’s head office and corporate support functions, including our technology centers.
Intersegment elimination
Intersegment transactions are conducted on an arm’s length basis and reflect market prices.
4.1 Segment Revenue

	Year ended December 31,
	2020			2019			2018
(in millions of Euros)	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue
P&ARP	2,734	(9)	2,725	3,149	(10)	3,139	3,059	(9)	3,050
A&T	1,025	(23)	1,002	1,462	(42)	1,420	1,389	(50)	1,339
AS&I	1,167	(11)	1,156	1,351	(3)	1,348	1,290	(3)	1,287
H&C (A)	—	—	—	—	—	—	10	—	10
Total	4,926	(43)	4,883	5,962	(55)	5,907	5,748	(62)	5,686
(A)For the year ended December 31, 2018, H&C included revenue from supplying metal to third parties.

4.2 Segment Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income
Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation, amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

		Year ended December 31,
(in millions of Euros)	Notes	2020	2019	2018
P&ARP		291	273	243
A&T		106	204	152
AS&I		88	106	125
H&C		(20)	(21)	(22)
Adjusted EBITDA		465	562	498
Metal price lag (A)		(8)	(46)	—
Start-up and development costs (B)		(5)	(11)	(21)
Bowling Green one-time cost related to the acquisition (C)		—	(5)	—
Share based compensation costs		(15)	(16)	(12)
(Losses) / gains on pensions plan amendments (D)	23	(2)	1	36
Depreciation and amortization	16, 17	(259)	(256)	(197)
Impairment of assets	16, 17	(43)	—	—
Restructuring costs	8	(13)	(4)	(1)
Unrealized gains / (losses) on derivatives	8	16	33	(84)
Unrealized exchange gains from the remeasurement of monetary assets and liabilities – net	8	1	—	—
(Losses) / gains on disposals (E)	8	(4)	(3)	186
Other (F)		(8)	—	(1)
Income from operations		125	255	404
Finance costs - net	10	(159)	(175)	(149)
Share of income / (loss) of joint-ventures		—	2	(33)
(Loss) / income before income tax		(34)	82	222
Income tax benefit / (expense)	12	17	(18)	(32)
Net (loss) / income		(17)	64	190
(A)Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium's Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.
(B)Start-up and development costs, for the years ended December 31, 2020, 2019 and 2018, were related to new projects in our AS&I operating segment.
(C)Bowling Green one-time costs related to the acquisition, for the year ended December 31, 2019, was the non-cash reversal of the inventory step-up.
(D)The Group amended one of its OPEB plans in the U.S. in 2018, which resulted in a €36 million gain for the year ended December 31, 2018.

(E)In July 2018, Constellium completed the sale of the North Building assets of its Sierre plant in Switzerland to Novelis and contributed the Sierre site shared infrastructure to a joint-venture with Novelis, in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building assets which had been leased and operated by Novelis since 2005. For the year ended December 31, 2018, the transaction generated a €190 million net gain. (See NOTE 31 - Subsidiaries and Operating Segments).
(F)Other, in the year ended December 31, 2020, includes €2 million of procurement penalties and termination fees incurred because of the Group's inability to fulfill certain commitments due to the COVID-19 pandemic and a €6 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the COVID-19 pandemic effects.
4.3 Segment capital expenditures

	Year ended December 31,
(in millions of Euros)	2020	2019	2018
P&ARP	(73)	(96)	(97)
A&T	(45)	(72)	(70)
AS&I	(61)	(97)	(105)
H&C	(3)	(6)	(5)
Capital expenditures	(182)	(271)	(277)
4.4 Segment assets

	At December 31,
(in millions of Euros)	2020	2019
P&ARP	1,733	1,951
A&T	765	856
AS&I	668	703
H&C	274	276
Segment assets	3,440	3,786
Deferred income tax assets	193	185
Cash and cash equivalents	439	184
Other financial assets	57	29
Total Assets	4,129	4,184
4.5 Information about major customers
Revenue in the P&ARP segment from sales to the Group’s largest customer was €492 million and €812 million for the years ended December 31, 2020 and December 31, 2018, respectively, and no other single customer contributed 10% or more to the Group’s revenue for 2020 and 2018. No single customer contributed 10% or more to the Group's revenue for the year ended December 31, 2019.
NOTE 5 - INFORMATION BY GEOGRAPHIC AREA
Property, plant and equipment are reported based on the physical location of the assets:

	At December 31,
(in millions of Euros)	2020	2019
United States	777	926
France	646	656
Germany	270	250
Czech Republic	97	106
Other	116	118
Total	1,906	2,056

NOTE 6 - EXPENSES BY NATURE

	Year ended December 31,
(in millions of Euros)	2020	2019	2018
Raw materials and consumables used	(2,832)	(3,535)	(3,561)
Employee benefit expenses	(902)	(1,038)	(927)
Energy costs	(141)	(162)	(140)
Sub-contractors	(89)	(100)	(92)
Freight out costs	(122)	(156)	(143)
Professional fees	(73)	(97)	(74)
Lease expenses	(11)	(13)	(31)
Depreciation and amortization	(259)	(256)	(197)
Other operating expenses	(240)	(272)	(270)
Other gains and losses - net	(89)	(23)	153
Total operating expenses	(4,758)	(5,652)	(5,282)
NOTE 7 - EMPLOYEE BENEFIT EXPENSES

		Year ended December 31,
(in millions of Euros)	Notes	2020	2019	2018
Wages and salaries		(855)	(994)	(889)
Pension costs - defined benefit plans	23	(23)	(19)	(20)
Other post-employment benefits	23	(9)	(9)	(6)
Share-based compensation	30	(15)	(16)	(12)
Total employee benefit expenses		(902)	(1,038)	(927)
NOTE 8 - OTHER GAINS AND LOSSES - NET

		Year ended December 31,
(in millions of Euros)	Notes	2020	2019	2018
Realized (losses) / gains on derivatives (A)		(35)	(49)	14
Losses reclassified from OCI as a result of hedge accounting discontinuation (B)		(6)	—	—
Unrealized gains / (losses) on derivatives at fair value through profit and loss - net (A)	4	16	33	(84)
Unrealized exchange gains from the remeasurement of monetary assets and liabilities - net	4	1	—	—
Impairment of assets (C)	16, 17	(43)	—	—
Restructuring costs (D)	24	(13)	(4)	(1)
(Losses) / gains on pension plan amendments (E)	23	(2)	1	36
(Losses) / gains on disposal (F)		(4)	(3)	186
Other		(3)	(1)	2
Total other gains and losses - net		(89)	(23)	153
(A)Realized and unrealized gains and losses are related to derivatives entered into with the purpose of mitigating exposure to volatility in foreign currencies and commodity prices. Unrealized and realized gains and losses are related to derivatives that do not qualify for hedge accounting.
(B)For the year ended December 31, 2020, we determined that a portion of the hedged forecasted sales for the second half of 2020 and 2021, to which hedge accounting was applied, were no longer expected to occur. As a result, the fair value of the related derivatives accumulated in equity was reclassified in the Consolidated Income Statement and resulted in a €6 million loss.

(C)For the year ended December 31, 2020, an impairment charge of €43 million was recognized related to some A&T cash-generating units due to the downturn in the aerospace industry resulting from the COVID-19 pandemic and some AS&I cash-generating units as a result of the review of their long-term business perspectives.
(D)For the year ended December 31, 2020, restructuring costs amounted to €13 million related to headcount reductions in Europe and in the U.S.
(E)The Group amended one of its OPEB plans in the U.S. in 2018, which resulted in a €36 million gain for the year ended December 31, 2018.
(F)In July 2018, Constellium completed the sale of the North Building assets of its Sierre plant in Switzerland to Novelis and contributed the Sierre site shared infrastructure to a joint-venture with Novelis, in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building assets which had been leased and operated by Novelis since 2005. For the year ended December 31, 2018, the transaction generated a €190 million net gain (See NOTE 31 - Subsidiaries and Operating Segments).
NOTE 9 - CURRENCY GAINS / (LOSSES)

		Year ended December 31,
(in millions of Euros)	Notes	2020	2019	2018
Included in Revenue	22	(6)	(7)	2
Included in Cost of sales		(2)	1	2
Included in Other gains and losses - net		(19)	9	7
Total		(27)	3	11

Realized exchange (losses) / gains on foreign currency derivatives - net	22	(11)	1	11
Losses reclassified from OCI as a result of hedge accounting discontinuation	22	(6)	—	—
Unrealized (losses) / gains on foreign currency derivatives - net	22	(8)	1	(3)
Exchange (losses) / gains from the remeasurement of monetary assets and liabilities - net		(2)	1	3
Total		(27)	3	11
See NOTE 21 - Financial Instruments and NOTE 22 - Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.
Foreign currency translation reserve

	At December 31,
(in millions of Euros)	2020	2019
Foreign currency translation reserve at January 1	4	3
Effect of currency translation differences	(17)	1
Foreign currency translation reserve at December 31	(13)	4

NOTE 10 - FINANCE COSTS - NET

	Year ended December 31,
(in millions of Euros)	2020	2019	2018
Interest received	—	—	7
Finance income	—	—	7
Interest expense on borrowings (A)	(117)	(124)	(118)
Interest expense on leases	(10)	(13)	(5)
Interest cost on pension and other benefits	(11)	(16)	(15)
Expenses on factoring arrangements	(10)	(19)	(18)
Realized and unrealized (losses) / gains on debt derivatives at fair value (B)	(32)	13	28
Realized and unrealized exchange gains / (losses) on financing activities - net (B)	37	(3)	(22)
Other finance expenses (C)	(17)	(16)	(10)
Capitalized borrowing costs (D)	1	3	4
Finance expenses	(159)	(175)	(156)
Finance costs - net	(159)	(175)	(149)
(A)The Group primarily incurred, for the year ended December 31, 2020, (i) €111 million of interest related to Constellium SE Senior Notes and (ii) €3 million of interest expense and fees related to the Muscle Shoals, Ravenswood and Bowling Green asset based revolving credit facility (“Pan-U.S. ABL”). The Group primarily incurred, for the year ended December 31, 2019, (i) €115 million of interest related to Constellium SE Senior Notes and (ii) €7 million of interest expense and fees related to the Pan U.S. ABL.
(B)The Group hedges the dollar exposure, relating to the principal of its Constellium SE U.S. Dollar Senior Notes, for the portion that has not been used to finance directly or indirectly U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs – net in the Consolidated Income Statement and largely offset the unrealized results related to Constellium SE U.S. Dollar Senior Notes revaluation.
(C)Other finance expenses include mostly the amortization of arrangements fees related to our Senior Unsecured Notes. In addition for the year ended December 31, 2018, a €6 million net loss was incurred resulting from the modification of our loan to Constellium-UACJ ABS LLC in February 2018.
(D)Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate was 6% for the years ended December 31, 2020, 2019 and 2018.
NOTE 11 - SHARE OF INCOME / (LOSS) OF JOINT-VENTURES
The acquisition of 49% of Constellium-UACJ ABS LLC was completed on January 10, 2019 and the entity is consolidated since the acquisition date. The information presented hereafter reflects the amounts included in the Consolidated Financial Statements of Constellium-UACJ ABS LLC for the year ended December 31, 2018, in accordance with Group accounting principles and not the Company’s share of those amounts.

(in millions of Euros)	Year ended December 31, 2018
Revenue	262
Cost of sales	(309)
Selling and administrative expenses	(10)
Loss from operations	(57)
Finance costs (A)	(7)
Net loss	(64)
(A)Finance costs include a €11 million gain related to the shareholders’ loan modification for the year ended December 31, 2018.

NOTE 12 - INCOME TAX

	Year ended December 31,
(in millions of Euros)	2020	2019	2018
Current tax expense	(14)	(32)	(30)
Deferred tax benefit / (expense)	31	14	(2)
Total income tax benefit / (expense)	17	(18)	(32)
The Group's effective tax rate reconciliation is as follows:

	Year ended December 31,
(in millions of Euros)	2020	2019	2018
(Loss) / income before income tax	(34)	82	222
Statutory tax rate applicable to parent company (A)	32.0%	34.4%	25.0%
Income tax benefit / (expense) calculated at statutory tax rate	11	(28)	(55)

Effect of foreign tax rate	2	3	2
Changes in recognized and unrecognized deferred tax assets (B)	15	(10)	30
Change in tax laws and rates (C)	—	21	—
Other	(11)	(4)	(9)
Income tax benefit / (expense)	17	(18)	(32)
Effective income tax rate	49%	22%	14%
(A)The parent company is a French company for the years ended December 31, 2020 and 2019, and was a Dutch company for the year ended December 31, 2018.
(B)For the year ended December 31, 2020, changes mainly related to recognized deferred tax assets on prior-year losses carried forward at one of our main operating entities in the United States, following some clarification on U.S. interest limitation rules in 2020, and the CARES Act. For the year ended December 31, 2018, changes mainly related to non-recurring transactions, especially the gain on the sale of the North Building of the Sierre plant and termination of an existing lease agreement, that generated a significant taxable profit offset by the use of previously unrecognized tax losses carried forward.
(C)For the year ended December 31, 2019, the change in tax laws and rates relates mainly to the application of the Swiss Federal Tax Reform voted in May 2019 and enacted in the Canton where one of our entities is located.
NOTE 13 - CASH AND CASH EQUIVALENTS
The €439 million cash in bank and on hand at December 31, 2020 included €26 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being immediately available for general use by the other entities within the Group. At December 31, 2019, the amount subject to these restrictions was €22 million.

NOTE 14 - TRADE RECEIVABLES AND OTHER

	At December 31,
	2020		2019
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables - gross	—	345	—	395
Impairment	—	(4)	—	(2)
Total trade receivables - net	—	341	—	393
Income tax receivables	34	15	35	22
Other taxes	—	33	—	35
Contract assets	23	2	16	2
Prepaid expenses	1	6	1	8
Other	9	9	8	14
Total other receivables	67	65	60	81
Total trade receivables and other	67	406	60	474
14.1 Contract assets

	At December 31,
	2020		2019
(in millions of Euros)	Non-current	Current	Non-current	Current
Unbilled tooling costs	9	—	16	—
Other	14	2	—	2
Total Contract assets	23	2	16	2
14.2 Aging

	At December 31,
(in millions of Euros)	2020	2019
Not past due	333	380
1 – 30 days past due	7	10
31 – 60 days past due	1	3
61 – 90 days past due	—	—
Greater than 90 days past due	—	—
Total trade receivables - net	341	393
Impairment allowance
Revisions to the impairment allowance arising from changes in estimates are included as either additional allowances or recoveries. An allowance was recognized for €1.9 million and €0.4 million during the years ended December 31, 2020 and 2019, respectively.
None of the amounts included in Other receivables were deemed to be impaired for the years ended December 31, 2020 and 2019.
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

14.3 Currency concentration

	At December 31,
(in millions of Euros)	2020	2019
Euro	143	126
U.S. Dollar	181	251
Swiss franc	6	3
Other currencies	11	13
Total trade receivables - net	341	393
14.4 Factoring arrangements
The Group factors trade receivables under committed factoring agreements in the United States, France, Germany, Switzerland and the Czech Republic:
•In the United States, Constellium Muscle Shoals LLC is party to a factoring agreement with a maximum capacity of $300 million and a maturity date in September 2021 and Constellium Automotive USA LLC is party to a factoring agreement with a maximum capacity of $25 million and a maturity date in December 2021.
•The factoring agreement in place for our entities in France has a maximum capacity of €255 million (including a €20 million recourse line) and a maturity date in December 2023.
•Factoring agreements in place for our entities in Germany, Switzerland and the Czech Republic have a combined maximum capacity of €150 million and maturity dates in December 2023.
In addition, the Group sells receivables from one of its German customers under an uncommitted factoring facility whereby receivables sold are confirmed by the customer.
These factoring agreements contain certain customary affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants. In addition, the commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained. The Group was in compliance with all applicable covenants at and for the years ended December 31, 2020 and December 31, 2019.
Under the Group’s factoring agreements, most of the trade receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized. Some remaining receivables do not qualify for derecognition, as the Group retains substantially all the associated risks and rewards. At December 31, 2020, the total carrying amount of the original assets factored was €514 million of which €398 million have been derecognized. At December 31, 2019, the total carrying amount of the original assets factored was €574 million of which €463 million have been derecognized.
Amounts due to the factors in respect to trade receivables sold were nil at December 31, 2020 and 2019.
NOTE 15 - INVENTORIES

	At December 31,
(in millions of Euros)	2020	2019
Finished goods	149	203
Work in progress	280	321
Raw materials	118	106
Stores and supplies	80	74
Inventories write down	(45)	(34)
Total inventories	582	670

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2020	19	366	1,451	203	17	2,056
Additions	—	20	76	129	3	228
Disposals	—	—	(3)	—	—	(3)
Depreciation expense	(1)	(27)	(211)	—	(10)	(249)
Impairment	—	(6)	(28)	(8)	—	(42)
Transfer and other changes	3	38	139	(189)	5	(4)
Effect of changes in foreign exchange rates	(1)	(12)	(63)	(3)	(1)	(80)
Net balance at December 31, 2020	20	379	1,361	132	14	1,906

Cost	35	559	2,473	145	48	3,260
Less accumulated depreciation and impairment	(15)	(180)	(1,112)	(13)	(34)	(1,354)
Net balance at December 31, 2020	20	379	1,361	132	14	1,906

(in millions of Euros)	Notes	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at December 31, 2018		18	217	1,227	194	10	1,666
IFRS 16 Application		—	82	17	—	3	102
Net balance at January 1, 2019		18	299	1,244	194	13	1,768
Property, plant and equipment acquired through business combination	33	—	40	120	4	1	165
Additions		1	22	81	245	3	352
Disposals		—	—	(5)	—	—	(5)
Depreciation expense		—	(27)	(208)	—	(11)	(246)
Transfer		—	28	203	(242)	11	—
Effect of changes in foreign exchange rates		—	4	16	2	—	22
Net balance at December 31, 2019		19	366	1,451	203	17	2,056

Cost		35	527	2,407	213	46	3,228
Less accumulated depreciation and impairment		(16)	(161)	(956)	(10)	(29)	(1,172)
Net balance at December 31, 2019		19	366	1,451	203	17	2,056
Right-of-use assets
Right-of-use assets have been included within the same line item as that within which the corresponding underlying assets would be presented if they were owned.

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at January 1, 2020	116	71	3	190
Additions	19	33	1	53
Disposals	—	(1)	—	(1)
Depreciation expense	(12)	(22)	(2)	(36)
Impairment	(4)	(5)	—	(9)
Transfer and other changes	(4)	(1)	—	(5)
Effect of changes in foreign exchange rates	(3)	(3)	—	(6)
Net balance at December 31, 2020	112	72	2	186

Cost	142	135	4	281
Less accumulated depreciation and impairment	(30)	(63)	(2)	(95)
Net balance at December 31, 2020	112	72	2	186
The total expense relating to short-term leases, low value asset leases and variable lease payments that are still recognized as operating expenses was €11 million and €13 million for the years ended December 31, 2020 and December 31, 2019, respectively.

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at December 31, 2018	24	53	—	77
IFRS 16 application (A)	82	17	3	102
Net balance at January 1, 2019	106	70	3	179
Additions	20	21	2	43
Disposals	—	—	—	—
Depreciation expense	(11)	(18)	(2)	(31)
Transfer	—	(3)	—	(3)
Effect of changes in foreign exchange rates	1	1	—	2
Net balance at December 31, 2019	116	71	3	190

Cost	134	113	5	252
Less accumulated depreciation and impairment	(18)	(42)	(2)	(62)
Net balance at December 31, 2019	116	71	3	190
(A)The IFRS 16 application included assets acquired through finance leases reclassified as right-of-use assets of €77 million and operating leases recognized as right-of-use assets of €102 million at January 1, 2019.
Depreciation expense
Total depreciation expense relating to property, plant and equipment and intangible assets are presented in the Consolidated Income Statement as follows:

	Year ended December 31,
(in millions of Euros)	2020	2019	2018
Cost of sales	(240)	(237)	(184)
Selling and administrative expenses	(14)	(13)	(9)
Research and development expenses	(5)	(6)	(4)
Total depreciation expense	(259)	(256)	(197)
The amount of contractual commitments for the acquisition of property, plant and equipment is disclosed in NOTE 28 - Commitments.

Impairment tests for property, plant and equipment and intangibles assets
At December 31, 2020, the downturn in the aerospace industry resulting from the COVID-19 pandemic was identified as an indicator of impairment for all the Cash Generating Units (“CGUs”) in the A&T segment.
As a result, these CGUs were tested for impairment and their value in use was calculated using discounted cash flows based on a financial forecast for the period 2021-2025 prepared by management and reflecting the following key assumptions:
•Aerospace market demand is expected to be down by approximately 50% in 2021 and 2022 compared to 2019,
•Reductions in costs and capital expenditures are assumed to help partially offset weak demand,
•Profitability and cash-flows are assumed to recover in the 2023 to 2025 period, but remain below 2019 levels,
•The terminal value was determined using a perpetuity growth calculation assuming a long term growth rate of 1.5%,
•A discount rate of 9% is assumed.
This impairment test conclusion to fully impair two CGUs for €16 million (€9 million for the Montreuil-Juigné plant and €7 million for the Ussel plant) was reached in the year ended December 31, 2020.
The Group also tested the sensitivity of two other A&T CGUs to changes in cash flows, in discount rates, and in perpetuity growth rates:
•With cash-flows that are 20% lower from 2021 to 2025, including the terminal year cash flow, the recoverable value would exceed the carrying value for one CGU, and equal the carrying value for the other CGU,
•With an increase in the discount of 275 basis points, the recoverable value of one CGU would exceed the carrying value, and equal the carrying value for the other CGU,
•With a decrease in the perpetual growth rate of 400 basis points, the recoverable value of one CGU would exceed the carrying value, and equal the carrying value for the other CGU.
At December 31, 2020, management also reviewed the CGUs in the AS&I segment and identified an indicator of impairment for two Automotive Structures plants – Nanjing, China and White Georgia, U.S.
In June 2020, one of the main customers of the Nanjing plant announced a suspension of its operations as well as a strategic reorganization and the business prospects were reviewed consequently. The White Georgia plant was tested for impairment due to lower profitability than expected as a result of operational challenges faced in the implementation of a new technology developed for one specific automotive platform leading management to reassess the long-term prospects of the plant.
As a result, these two CGUs were tested for impairment and their value in use was calculated using discounted cash flows and a discount rate of 9%. Based on this analysis the conclusion to fully impair the Nanjing plant for €12 million was reached in the year ended December 31, 2020. The White Georgia plant was partially impaired for €13 million, leading to a carrying value of €11 million at December 31, 2020.
There were no other impairment indicators identified for our other CGUs at December 31, 2020.
At December 31, 2019, a triggering event was identified for the Automotive Structure USA CGUs due to the fact that actual operating profit and net cash flows were impacted by higher than expected costs related to operational challenges on some of the newer automotive programs. The Automotive Structure USA CGUs were tested for impairment at December 31, 2019 and management concluded that no impairment charge was required. No triggering events were identified at December 31, 2019 for our other CGUs.

NOTE 17 - INTANGIBLE ASSETS AND GOODWILL

(in millions of Euros)	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total Intangible Assets	Goodwill
Net balance at January 1, 2020	21	19	14	14	2	70	455
Additions	—	—	—	4	—	4	—
Amortization expense	(1)	(8)	(1)	—	—	(10)	—
Impairment	—	(1)	—	—	—	(1)	—
Transfer	—	4	—	(4)	—	—	—
Effect of changes in foreign exchange rates	(2)	1	—	(1)	—	(2)	(38)
Net balance at December 31, 2020	18	15	13	13	2	61	417

Cost	79	76	37	14	2	208	417
Less accumulated depreciation and impairment	(61)	(61)	(24)	(1)	—	(147)	—
Net balance at December 31, 2020	18	15	13	13	2	61	417

(in millions of Euros)	Notes	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total Intangible Assets	Goodwill
Net balance at January 1, 2019		22	18	15	13	2	70	422
Intangible assets acquired through business combination	33	—	—	—	—	—	—	24
Additions		—	1	—	8	—	9	—
Amortization expense		(1)	(8)	(1)	—	—	(10)	—
Transfer		—	7	—	(7)	—	—	—
Effect of changes in foreign exchange rates		—	1	—	—	—	1	9
Net balance at December 31, 2019		21	19	14	14	2	70	455

Cost		87	73	39	16	2	217	455
Less accumulated depreciation and impairment		(66)	(54)	(25)	(2)	—	(147)	—
Net balance at December 31, 2019		21	19	14	14	2	70	455
Impairment tests for goodwill
Goodwill in the amount of €417 million has been allocated: €410 million to P&ARP, €5 million to A&T and €2 million to AS&I.
At December 31, 2020, the recoverable amount of our operating segments has been determined based on value in use calculations, using discounted cash-flows.
The recoverable amount of the A&T and AS&I operating segments significantly exceeded their carrying value. No reasonable change in the assumptions used could lead to a potential impairment charge.
For the P&ARP operating segment, the analysis is based on forecasted cash flows that grow to management’s estimate of a normalized level by 2025 and then at a long term growth rate of 1.5% thereafter. The discount rate applied to the cash-flow projections is 9%. Based on this analysis, the carrying value of €1,203 million remained below the recoverable value of €2,290 million at December 31, 2020 and therefore there is no goodwill impairment at the P&ARP operating segment.
The key assumptions used in the determination of the value in use for the P&ARP operating segment are the discount rates and the perpetual growth rates used to extrapolate cash-flows beyond the forecast year.
•The discount rate used represents the current market assessment of the risks specific to the P&ARP operating segment taking into consideration the time value of money and the risks associated with the underlying assets.

•The growth rate used to extrapolate cash flows beyond the forecast year was developed internally and is consistent with external sources of information.
An increase in the discount rate by 700 basis points or a decrease in the perpetual growth rate by 900 basis points would not lead to a goodwill impairment. With cash-flows that are 40% lower from 2021 to 2025 including the terminal year cash flow, the recoverable value still exceeds the carrying value.
NOTE 18 - DEFERRED INCOME TAXES

	At December 31,
(in millions of Euros)	2020	2019
Deferred income tax assets	193	185
Deferred income tax liabilities	(10)	(24)
Net deferred income tax assets	183	161

	At January 1, 2020	Acquisitions	Recognized in		FX	At December 31, 2020
(in millions of Euros)			Profit or loss	OCI
Long-term assets	(99)	—	(16)	—	9	(106)
Inventories	8	—	(3)	—	—	5
Pensions	127	—	(1)	5	(5)	126
Derivative valuation	6	—	(4)	(7)	—	(5)
Tax losses carried forward	75	—	49	—	(8)	116
Other (A)	44	—	6	—	(3)	47
Net deferred income tax assets	161	—	31	(2)	(7)	183
(A)Other results mainly from non-deductible provisions and interest.

	At January 1, 2019	Acquisitions	Recognized in		FX and reclassifications	At December 31, 2019
(in millions of Euros)			Profit or loss	OCI
Long-term assets	(94)	1	(3)	—	(3)	(99)
Inventories	5	—	2	—	1	8
Pensions	116	—	(4)	13	2	127
Derivative valuation	12	—	(8)	2	—	6
Tax losses carried forward (A)	61	—	27	—	(13)	75
Other (B)	41	2	—	—	1	44
Net deferred income tax assets	141	3	14	15	(12)	161
(A)The reclassifications resulted primarily from the adoption of IFRIC 23.
(B)Other results mainly from non-deductible provisions and interest.
Recognized Deferred Tax Assets
Some deferred tax assets in respect of temporary differences and tax losses unused were recognized without being offset by deferred tax liabilities.
In accordance with the accounting policies described in Note 2.6 of the Consolidated Financial Statements, a detailed assessment was performed on net deferred tax asset recovery, with specific focus on tax jurisdictions with unused tax losses carried forward.
Management considered that recent losses are not expected to be recurring and do not challenge the profitable long term structure of its business models. In addition, tax planning opportunities are available to increase the taxable profit and the use of tax losses in the period the unused long-term limited and unlimited tax losses can be utilized.

Management concludes that it is more likely than not that the net deferred tax asset balance of €183 million and €161 million at December 31, 2020 and 2019, respectively, will be recoverable.
Unrecognized Deferred Tax Assets
Based on the expected taxable income of the entities, the Group believes that it is more likely than not that a total of €920 million and €1,009 million at December 31, 2020 and 2019, respectively, of unused tax losses and deductible temporary differences, will not be used. Consequently, net deferred tax assets have not been recognized. The related tax impact of €224 million and €259 million at December 31, 2020 and 2019, respectively, is attributable to the following:

	At December 31,
(in millions of Euros)	2020	2019
Expiring within 5 years	(3)	(2)
Expiring after 5 years and limited	(55)	(62)
Unlimited	(23)	(20)
Tax losses	(81)	(84)
Long-term assets	(91)	(104)
Pensions	(16)	(20)
Other	(36)	(51)
Deductible temporary differences	(143)	(175)
Total	(224)	(259)
Substantially all of the tax losses not expected to be used reside in the United States at December 31, 2020.
The tax loss carryforwards limited to 20 years generated at one of our main operating entities in the United States are not expected to be utilized. Although this entity is expected to be profitable in the medium and long-term, considering notably the anticipated development of the Automotive Body Sheet business, it has significant non-cash depreciation and financial interest expenses that will result in additional tax losses in the coming years. Accordingly, it is not probable that the entity will be able to use at its level, given the absence of an overall U.S. tax group, these tax losses before they expire. Consequently, the related deferred tax assets have not been recognized.
At December 31, 2020 and 2019, most of the unrecognized deferred tax assets on deductible temporary differences on long-term assets and other differences relate to the U.S. An assessment has been performed on the recoverability of the deferred tax assets on deductible temporary differences. The related deferred tax assets on long-term assets and on other differences have not been recognized.

NOTE 19 - TRADE PAYABLES AND OTHER

	At December 31,
	2020		2019
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	626	—	711
Fixed assets payables	—	27	—	43
Employees' entitlements	—	143	—	171
Taxes payable other than income tax	—	15	—	14
Contract liabilities and other liabilities to customers	3	81	6	54
Other payables	29	13	15	6
Total Other	32	279	21	288
Total Trade payables and other	32	905	21	999

Contract liabilities and other liabilities to customers

	At December 31,
	2020		2019
(in millions of Euros)	Non-current	Current	Non-current	Current
Deferred tooling revenue	2	—	2	—
Advance payment from customers	—	2	2	5
Unrecognized variable consideration (A)	1	72	2	46
Other	—	7	—	3
Total contract liabilities and other liabilities to customers	3	81	6	54
(A)Unrecognized variable consideration consists of expected volume rebates, discounts, incentives, refunds penalties and price concessions.
Revenue of €31 million that related to contract liabilities at December 31, 2019 was recognized in the year ended December 31, 2020. Revenue of €60 million generated in the year ended December 31, 2020 was deferred.
Revenue of €57 million that related to contract liabilities at January 1, 2019 was recognized in the year ended December 31, 2019. Revenue of €62 million generated in the year ended December 31, 2019 was deferred.

NOTE 20 - BORROWINGS
20.1 Analysis by nature

		At December 31,
		2020							2019
(in millions of Euros)		Nominal Value in Currency		Nominal rate	Nominal Value in Euros	(Arrangement fees)	Accrued interests	Carrying value	Carrying value
Secured Pan-U.S. ABL (due 2022)			$—	Floating	—	—	—	—	127
Secured U.S. DDTL (due 2022) (A)			$—	Floating	—	—	—	—	—
Secured PGE French Facility (due 2026) (B)			€180	Floating	180	—	—	180	—
Secured German Facility (due 2022) (C)			€—	2.000%	—	—	—	—	—
Secured Inventory Facility (due 2021)			€—	Floating	—	—	—	—	—
Senior Unsecured Notes (D)
Issued May 2014 and	due 2024		$400	5.750%	326	(3)	2	325	355
Issued May 2014 and	due 2021		€—	4.625%	—	—	—	—	200
Issued February 2017 and	due 2025		$650	6.625%	530	(8)	12	534	582
Issued November 2017 and	due 2026		$500	5.875%	407	(5)	9	411	449
Issued November 2017 and	due 2026		€400	4.250%	400	(5)	6	401	400
Issued June 2020 and	due 2028 (E)		$325	5.625%	265	(6)	1	260	—
Unsecured Revolving Credit Facility (due 2021) (F)			€—	Floating	—	—	—	—	—
Unsecured Swiss Facility (due 2025) (G)		CHF	20	1.180%	18	—	—	18	—
Unsecured German Facility (due 2022) (C)			€—	2.120%	—	—	—	—	—
Lease liabilities					194	—	1	195	188
Other loans (H)					66	—	1	67	60
Total Borrowings					2,386	(27)	32	2,391	2,361
Of which non-current								2,299	2,160
Of which current								92	201
(A)The Pan-U.S. ABL was amended on April 24, 2020 to include a delayed draw term loan (the “U.S. DDTL”) of up to the lesser of $166 million and 50% of the net orderly liquidation value of certain eligible equipment (the Pan-U.S. ABL and the U.S. DDTL are collectively referred to as the “U.S. revolving credit facilities").The U.S. revolving credit facilities were further amended on September 25, 2020 to, among other things, extend the delayed draw term loan commitment expiration date to May 1, 2021.
(B)On May 13, 2020, one of our French entities entered into a fully committed term loan with a syndicate of banks (the “PGE French Facility”) for an aggregate amount of up to €180 million, of which 80% is guaranteed by the French State. Bpifrance Financement, a related party, provided €30 million of the PGE French Facility. The PGE French Facility will mature no earlier than May 20, 2021, and the borrower has the option to extend the PGE French Facility for up to five years. The facility bears interest at an annual rate equal to EURIBOR (floored at zero) plus a margin of 1.3% per annum in the first year, increasing by 0.50% per annum annually thereafter. The cost of the French State guarantee initially equals to 0.5% per annum of the total amount of the loan and will step up to 1% for each of the second and third years and to 2% for each of the fourth, fifth and sixth years. The PGE French facility has been recorded at amortized cost assuming a two-year draw resulting in an effective interest rate of 2.5%.
(C)On July 15, 2020, two of our German entities entered into two credit facilities of €25 million each of which 80% is guaranteed by the German State.
(D)Senior Unsecured Notes have been issued by Constellium SE and are guaranteed by certain subsidiaries.

(E)On June 30, 2020, Constellium SE issued $325 million of 5.625% Senior Notes due 2028. Deferred arrangement fees were €6 million. A portion of the net proceeds from the issuance was used to repurchase the remaining €200 million of the 4.625% Senior Notes due 2021.
(F)The Unsecured Revolving Credit Facility of one of our French entities has a €3 million borrowing base and is provided by Bpifrance Financement, a related party.
(G)On May 22, 2020, Constellium Valais entered into an uncommitted revolving credit facility for an amount of CHF20 million, of which 85% is guaranteed by the Swiss state. This facility may be terminated by either party at any time.
(H)Other loans include €44 million of financial liabilities relating to the sale and leaseback of assets that were considered to be financing arrangements in substance.
20.2 Securities against borrowings and covenants
Assets pledged as security
Constellium has pledged assets and financial instruments as collateral against certain of its borrowings.
Pan-U.S. ABL and U.S. DDTL ( " U.S. revolving credit facilities")
Obligations under these facilities are, subject to certain permitted liens, secured by substantially all assets of Ravenswood, Muscle Shoals, and Bowling Green.
PGE French Facility
Obligations under the PGE French Facility are secured by pledges of (i) the shares of Constellium Issoire S.A.S. and Constellium Neuf-Brisach S.A.S. owned by Constellium France Holdco S.A.S., and (ii) certain French bank accounts of Constellium International S.A.S., Constellium Issoire S.A.S. and Constellium Neuf-Brisach S.A.S.
Secured German Facility
Obligations under the Secured German Facility are secured by a charge on the land of the Constellium Singen GmbH.
French Inventory Facility
Obligations under the Secured Inventory Facility of Constellium Issoire S.A.S. and Constellium Neuf-Brisach S.A.S. (the “French Inventory Facility”) are secured by possessory and non-possessory pledges of the eligible inventory of Constellium Issoire S.A.S. and Constellium Neuf-Brisach S.A.S.
Lease liabilities
Lease liabilities are generally secured as the rights to the leased assets recognized in the financial statements revert to the lessor in the event of default.
Covenants
The Group was in compliance with all applicable debt covenants at and for the years ended December 31, 2020 and 2019.
Constellium SE Senior Notes
The indentures for our outstanding Senior Notes contain customary terms and conditions, including amongst other things, limitations on incurring or guaranteeing additional indebtedness, on paying dividends, on making other restricted payments, on creating restrictions on dividends and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.

Pan-U.S. ABL and U.S. DDTL ( " U.S. revolving credit facilities")
These facilities contain a fixed charge coverage ratio covenant and an EBITDA contribution ratio covenant along with customary affirmative and negative covenants. Evaluation of compliance with the maintenance covenants is only required if the excess availability falls below 10% of the aggregate revolving loan commitment.
PGE French Facility
The PGE French Facility contains a net debt leverage covenant and an interest coverage ratio covenant with semi-annual testing dates beginning on June 30, 2021.
The PGE French Facility also contains customary terms and conditions, including, amongst other things, negative covenants and limitations on incurring additional indebtedness, on selling assets, on certain corporate transactions and reorganizations, on making loans and advances and on entering into certain derivative transactions.
Unsecured German Facility
The unsecured German Facility has an interest coverage covenant applicable if the facility is drawn.
20.3 Movements in borrowings

		At December 31,
(in millions of Euros)	Notes	2020	2019
At December 31, prior period		2,361	2,151
IFRS 16 application		—	102
At January 1		2,361	2,253
Cash flows
Proceeds from issuance of Senior Notes		290	—
Repayment of Senior Notes (A)		(200)	(100)
(Repayments) / proceeds from U.S. revolving credit facilities		(129)	105
Proceeds from other borrowings		202	8
Repayments from other borrowings		(10)	(4)
Lease repayments		(35)	(86)
Payment of deferred financing costs		(6)	—
Non-cash changes
Borrowings assumed through business combination	33	—	75
Movement in interests accrued or capitalized		(1)	1
Changes in leases and other loans		62	75
Deferred arrangement fees		5	5
Effects of changes in foreign exchange rates		(148)	29
At December 31		2,391	2,361
(A)On August 8, 2019, €100 million of the €300 million outstanding aggregate principal amount of the 4.625% Senior Notes due 2021 were redeemed. On June 30, 2020, the remaining €200 million were redeemed.
20.4 Currency concentration

	At December 31,
(in millions of Euros)	2020	2019
U.S. Dollar	1,602	1,597
Euro	757	746
Other currencies	32	18
Total borrowings	2,391	2,361

NOTE 21 - FINANCIAL INSTRUMENTS
21.1 Financial assets and liabilities by categories

		At December 31,
		2020				2019
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Cash and cash equivalents	13	439	—	—	439	184	—	—	184
Trade receivables	14	—	—	341	341	—	—	393	393
Other financial assets		3	40	14	57	—	29	—	29
Total		442	40	355	837	184	29	393	606

		At December 31,
		2020				2019
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Trade payables and fixed assets payables	19	653	—	—	653	754	—	—	754
Borrowings	20	2,391	—	—	2,391	2,361	—	—	2,361
Other financial liabilities		—	85	2	87	—	44	14	58
Total		3,044	85	2	3,131	3,115	44	14	3,173
21.2 Fair values
The carrying value of the Group’s borrowings at maturity is the redemption value.
The fair value of Constellium SE Senior Notes issued in May 2014, February 2017, November 2017 and June 2020 account for 102%, 102%, 103% and 108% respectively of the nominal value and amount to €333 million, €543 million, €830 million and €285 million, respectively, at December 31, 2020.
All derivatives are presented at fair value in the Consolidated Statement of Financial Position. The fair values of the other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

	At December 31,
	2020			2019
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Aluminium and premium future contracts	1	18	19	1	8	9
Other future contracts	1	1	2	—	—	—
Currency commercial contracts	16	17	33	5	12	17
Currency net debt derivatives	—	—	—	1	2	3
Margin call (A)	—	3	3	—	—	—
Other financial assets - derivatives	18	39	57	7	22	29

Aluminium and premium future contracts	3	6	9	4	10	14
Energy future contracts	—	—	—	—	1	1
Other future contracts	—	1	1	2	4	6
Currency commercial contracts	4	28	32	12	16	28
Currency net debt derivatives	34	11	45	5	4	9
Other financial liabilities - derivatives	41	46	87	23	35	58
(A) At December 31, 2020, the €3 million margin call asset position was related to foreign currency derivatives.
21.3 Valuation hierarchy
The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:
•Level 1 is based on a quoted price (unadjusted) in active markets for identical financial instruments. Level 1 includes aluminium, copper and zinc futures that are traded on the LME.
•Level 2 is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices). Level 2 includes foreign exchange derivatives. The present value of future cash flows based on the forward or on the spot exchange rates at the balance sheet date is used to value foreign exchange derivatives.
•Level 3 is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs). Trade receivables are classified as a Level 3 measurement under the fair value hierarchy.

	At December 31,
	2020				2019
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	20	37	—	57	8	21	—	29
Other financial liabilities - derivatives	9	78	—	87	19	39	—	58
There was no material transfer of asset and liability categories into or out of Level 1, Level 2 or Level 3 during the years ended December 31, 2020 and 2019.

NOTE 22 - FINANCIAL RISK MANAGEMENT
The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates and metal prices, while maintaining the financial flexibility the Group requires in order to successfully execute the Group’s business strategy.
Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk including foreign exchange, commodity price and interest rate risks; (ii) credit risk and (iii) liquidity and capital management risk.
The Group's financial institution counterparties may require margin calls should the mark-to-market of our derivatives hedging foreign exchange and commodity price risks exceed a pre-agreed contractual limit. In order to protect from potential margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis. In addition, the Group (i) ensures that financial counterparts hedging transactional exposure are also hedging foreign currency loan and deposit exposures and (ii) holds a significant liquidity buffer in cash or in availability under its various borrowing facilities.
22.1 Foreign exchange risk
Net assets, earnings and cash flows are influenced by multiple currencies due to the geographic diversity of sales and the countries in which the Group operates.
Constellium has the following foreign exchange risk: i) transaction exposures, which include commercial transactions related to forecasted sales and purchases and on-balance sheet receivables/payables resulting from such transactions and financing transactions related to external and internal net debt, and ii) translation exposures, which relate to net investments in foreign entities that are converted in Euros in the Consolidated Financial Statements.
i. Commercial transaction exposures
The Group policy is to hedge committed and highly probable forecasted foreign currency operational transactions. The Group uses foreign exchange forwards and foreign exchange swaps for this purpose.
The following tables outline the nominal value (converted to millions of Euros at the closing rate) of derivatives for Constellium’s most significant foreign exchange exposures at December 31, 2020.

Forward derivative sales	Maturity Year	Less than 1 year	Over 1 year
USD/EUR	2021-2025	508	246
EUR/CHF	2021-2024	82	26
EUR/CZK	2021	21	—
Other currencies	2021	6	—

Forward derivative purchases	Maturity Year	Less than 1 year	Over 1 year
USD/EUR	2021-2024	624	61
EUR/CHF	2021-2025	128	44
EUR/CZK	2021-2022	85	29
Other currencies	2021	—	—
The Group has agreed to supply a major customer with fabricated metal products from a Euro functional currency entity and invoices in U.S. Dollars. The Group entered into significant foreign exchange derivatives that matched related highly probable future conversion sales. The Group designates these derivatives for hedge accounting, with a total nominal amount of $330 million and $233 million at December 31, 2020 and December 31, 2019 respectively, with maturities ranging from 2021 to 2025.

The table below details the effect of foreign currency derivatives in the Consolidated Income Statement and the Consolidated Statement of Comprehensive Income / (Loss):

		Year ended December 31,
(in millions of Euros)	Notes	2020	2019	2018
Derivatives that do not qualify for hedge accounting
Included in Other gains and losses - net
Realized (losses) / gains on foreign currency derivatives - net	9	(4)	7	7
Unrealized (losses) / gains on foreign currency derivatives - net (A)	9	(9)	2	(1)
Derivatives that qualify for hedge accounting
Included in Other comprehensive income / (loss)
Unrealized gains / (losses) on foreign currency derivatives - net		20	(15)	(23)
Gains / (losses) reclassified from cash flow hedge reserve to Consolidated Income Statement		6	7	(2)
Included in Revenue (B)
Realized (losses) / gains on foreign currency derivatives - net	9	(7)	(6)	4
Unrealized gains / (losses) on foreign currency derivatives - net	9	1	(1)	(2)
Derivatives discontinued from hedge accounting
Included in Other gains and losses - net
Losses reclassified from OCI as a result of hedge accounting discontinuation (C)	9	(6)	—	—
(A)Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future years when these sales are recognized.
(B)Derivatives that qualify for hedge accounting are included in Revenue when the related customer invoices have been issued.
(C)In the year ended December 31, 2020, we determined that a portion of the hedged forecasted sales for 2020 and 2021, to which hedge accounting was applied, was no longer expected to occur. As a result, the fair value of the related derivatives accumulated in equity was reclassified in the Consolidated Income Statement and resulted a €6 million loss.
ii. Financing transaction exposures
When the Group enters into intercompany loans and deposits, the financing is generally provided in the functional currency of the subsidiary. The foreign currency exposure of the Group’s external funding and liquid assets is systematically hedged either naturally through external foreign currency loans and deposits or through cross-currency basis swaps and simple foreign currency swaps.
At December 31, 2020, the net position hedged related to loans and deposits was $518 million versus the Euro. This comprised of a forward purchase of $565 million versus the Euro using cross-currency basis swaps, and a forward sale of $47 million versus the Euro using simple foreign exchange forward contracts.

	Year ended December 31,
(in millions of Euros)	2020	2019	2018
Derivatives
Included in Finance costs - net
Realized gains on foreign currency derivatives - net	7	9	5
Unrealized (losses) / gains on foreign currency derivatives - net	(39)	4	23
Total	(32)	13	28

In accordance with the Group policy, total realized and unrealized gains or losses on foreign currency derivatives are expected to offset the net foreign exchange result related to financing activities, both included in Finance costs - net.
Net debt derivatives settled during the year are presented in Other financing activities in the Consolidated Statement of Cash Flows.
Foreign exchange sensitivity on commercial and financing transaction exposures
The largest exposures of the Group are related to the Euro/U.S. Dollar exchange rate. The table below summarizes the impact on profit and equity (before tax effect) of a 10% strengthening of the U.S. Dollar versus the Euro for non U.S. Dollar functional currency entities.

(in millions of Euros)	Effect on profit before tax	Effect on pretax equity
Trade receivables	2
Trade payables	(2)
Derivatives on commercial transactions (A)	23	(30)
Net commercial transaction exposure	23	(30)
Cash in Bank and intercompany loans	123
Borrowings	(170)
Derivatives on financing transactions	47
Net financing transaction exposure	—	—
Total	23	(30)
(A)Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future years when these sales are recognized. The impact on pretax equity of €30 million relates to derivatives hedging future sales spread from 2021 to 2025 which are designated as cash flow hedges.
The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.
iii. Translation exposures
Foreign exchange impacts related to the translation of net investments in foreign subsidiaries from functional currency to Euro, and of the related revenues and expenses, are not hedged as the Group operates in these various countries on permanent basis except as described below.
In June 2018, the Group entered into forward contracts with a nominal amount of CHF174 million to hedge the currency risk associated with the translation of the net assets of its Swiss operations into the Group’s presentation currency. The Group designated these derivatives as a net investment hedge. A loss of €3 million related to these forward contracts was included in Currency translation differences within Other comprehensive income since 2019.
Foreign exchange sensitivity on translation exposures
The exposure relates to foreign currency translation of net investments in foreign subsidiaries and arises mainly from operations conducted by U.S. Dollar functional currency subsidiaries.
The table below summarizes the impact on profit and equity (before tax effect) of a 10% strengthening of the U.S. Dollar versus the Euro (on average rate for profit before tax and closing rate for pretax equity) for U.S. Dollar functional currency entities.

(in millions of Euros)	Effect on profit before tax	Effect on pretax equity
10% strengthening U.S. Dollar/Euro	3	30
The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.

iv. Foreign exchange margin calls
At December 31, 2020, the margin requirement related to foreign exchange hedges amounted to €3 million paid as collateral to counterparties. At December 31, 2019, the margin requirement related to foreign exchange hedges was not material and the Group was not exposed to material margin call risk.
22.2 Commodity price risk
The Group is subject to the effects of market fluctuations in the price of aluminium, which is the Group’s primary metal input and a significant component of its output. The Group is also exposed to variation in regional premiums and in the price of zinc, natural gas, silver and copper but in a less significant way.
The Group policy is to minimize exposure to aluminium price volatility by passing through the aluminium price risk to customers and using derivatives where necessary. For most of its aluminium price exposure, sales and purchases of aluminium are converted to be on the same floating basis and then the same quantities are bought and sold at the same market price. The Group also purchases fixed price aluminium forwards to offset the exposure of LME volatility on its fixed price sales agreements for the supply of metal.
The Group also purchases fixed price copper, aluminium premium, silver and zinc forwards to offset the commodity exposure where sales contracts have embedded fixed price agreements for these commodities.
In addition, the Group also purchases natural gas fixed price forwards to lock in energy costs where a fixed price purchase contract is not possible.
At December 31, 2020, the nominal amount of commodity derivatives is as follows:

(in millions of Euros)	Maturity	Less than 1 year	Over 1 year
Aluminium	2021-2024	238	30
Premium	2021-2025	7	6
Copper	2021-2022	4	4
Silver	2021	2	—
Natural gas	2021-2022	4	1
Zinc	2021-2023	4	5
The value of the contracts will fluctuate due to changes in market prices but our hedging strategy helps protect the Group’s margin on future conversion and fabrication activities. At December 31, 2020, these contracts were directly entered into with external counterparties.
The Group does not apply hedge accounting on commodity derivatives and therefore any mark-to-market movements are recognized in Other gains and losses - net.

	Year ended December 31,
(in millions of Euros)	2020	2019	2018
Derivatives
Included in Other gains and losses - net
Realized (losses) / gains on commodity derivatives - net	(31)	(56)	7
Unrealized gains / (losses) on commodity derivatives - net	25	31	(83)
Commodity price sensitivity: risks associated with derivatives
The net impact on earnings and equity of a 10% increase in the market price of aluminium, based on the aluminium derivatives held by the Group at December 31, 2020 (before tax), with all other variables held constant, was estimated to be a €27 million gain. The balances of such financial instruments may change in future years, and therefore these amounts may not be indicative of future results.

Commodity Margin Calls
At December 31, 2020 and 2019, there was no margin requirement related to aluminium or any other commodity hedges.
22.3 Interest rate risk
Interest rate risk refers to the risk that the value or cash flows of financial instruments with variable rates will fluctuate. The Group’s interest rate risk arises principally from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk, which is partially offset by cash and cash equivalent deposits earning interest at variable interest rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. At December 31, 2020, the Group’s borrowings were mainly at fixed rates.
Interest rate sensitivity: risks associated with variable-rate financial instruments
The impact on income before income tax of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by the Group at December 31, 2020 and 2019, with all other variables held constant, was estimated to be approximately €1 million for the years ended December 31, 2020, and 2019. However, the balances of such financial instruments may not remain constant in future years, and therefore these amounts may not be indicative of future results.
22.4 Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of cash-in-bank, cash deposits, mark-to-market on derivative transactions and customer trade receivables arising from the Group’s operating activities. The maximum exposure to credit risk for the year ended December 31, 2020 is the carrying value of each class of financial asset as described in NOTE 21 - Financial Instruments. The Group does not generally hold any collateral as security.
i. Credit risk related to transactions with financial institutions
Credit risk with financial institutions is managed by the Group’s Treasury department in accordance with a Board approved policy. Management is not aware of any significant risks associated with financial institutions as a result of cash and cash equivalent deposits, including short-term investments and financial derivative transactions.
The number of financial counterparties is tabulated below showing our exposure to the counterparty by rating type (Parent company ratings from Moody’s Investor Services):

	At December 31,
	2020		2019
	Number of financial counterparties (A)	Exposure (in millions of Euros)	Number of financial counterparties (A)	Exposure (in millions of Euros)
Rated Aa or better	3	120	2	83
Rated A	8	282	9	81
Rated Baa	2	20	3	5
Total	13	422	14	169
(A)Financial counterparties for which the Group’s exposure is below €0.25 million have been excluded from the analysis.
ii. Credit risks related to customer trade receivables
The Group has a diverse customer base geographically and by industry. The responsibility for customer credit risk management rests with management. Payment terms vary and are set in accordance with practices in the different geographies and end-markets served. Credit limits are typically established based on internal or external rating criteria, which take into account such factors as the financial condition of the customers, their credit history and the risk associated with their industry segment.

Trade receivables are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Constellium management on a regular basis. Over 82% of the Group’s trade account receivables are insured by insurance companies rated A3 or better or sold to a factor on a non-recourse basis. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, bank guarantees or letters of credit.
Historically, we have a very low level of customer default as a result of long history of dealing with our customer base and an active credit monitoring function. See NOTE 14 - Trade Receivables and Other for the aging of trade receivables.
22.5 Liquidity and capital risk management
The Group’s capital structure includes shareholder’s equity, borrowings and various third-party financing arrangements. Constellium’s total capital is defined as total equity plus net debt. Net debt includes borrowings due to third parties less cash and cash equivalents.
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
At December 31, 2020, the borrowing base for the U.S revolving credit facilities, the French Inventory Facility, and the German Facilities were €396 million, €74 million, and €50 million, respectively. After deduction of amounts drawn and letters of credit, the Group had €514 million outstanding availability under these revolving credit facilities.
At December 31, 2020, liquidity was €981 million, comprised of €439 million of cash and cash equivalents and €542 million of available undrawn facilities, including the €514 million described above.
The tables below show undiscounted contractual financial assets and financial liabilities values by relevant maturity groupings based on the remaining periods from December 31, 2020 and 2019, respectively, to the contractual maturity date.

	At December 31,
	2020			2019
(in millions of Euros)	Less than 1 year	Between 1- 5 years	Over 5 years	Less than 1 year	Between 1 - 5 years	Over 5 years
Financial assets
Net debt derivatives	—	—	—	3	4	—
Net cash flows from derivative assets related to currencies and commodities	33	13	—	21	9	—
Total	33	13	—	24	13	—

		At December 31,
		2020			2019
(in millions of Euros)	Notes	Less than 1 year	Between 1 - 5 years	After 5 years	Less than 1 year	Between 1 - 5 Years	After 5 years
Financial liabilities
Borrowings (A)		10	1,089	1,093	139	589	1,438
Leases		41	110	94	40	113	88
Interest (B)		114	398	60	112	404	85
Net debt derivatives		10	30	—	4	—	—
Net cash flows from derivative liabilities related to currencies and commodities		32	7	—	31	25	—
Trade payables and other (excluding contract liabilities)	19	824	29	—	945	15	—
Total		1,031	1,663	1,247	1,271	1,146	1,611
(A)At December 31, 2019, borrowings include the Pan-U.S. ABL, which is considered short-term in nature and is included in the category “Less than 1 year”.
(B)Interest disclosed is an undiscounted forecasted interest amount that excludes interest on leases.
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
23.1 Description of the plans
Pension plans
Constellium’s pension obligations are in the U.S., Switzerland, Germany and France. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement and are periodically adjusted for cost of living increases, either by company practice, collective agreement or statutory requirement. Benefit plans in the U.S., Switzerland and France are funded through long-term employee benefit funds.
Other post-employment benefits (OPEB)
The Group provides healthcare and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents, mainly in the U.S. Eligibility for coverage depends on certain age and service criteria. These benefit plans are unfunded.
Other long-term employee benefits
Other long-term employee benefits mainly include jubilees in France, Germany and Switzerland and other long-term disability benefits in the U.S. These benefit plans are unfunded.
23.2 Description of risks
The defined benefit obligations expose the Group to a number of risks, including longevity, inflation, interest rate, medical cost inflation, investment performance, and change in law governing the employee benefit obligations. These risks are mitigated when possible by applying an investment strategy for the funded schemes that aims to reduce the volatility of returns and achieve a matching of the underlying liabilities to minimize the long-term costs. This is achieved by investing in a diversified selection of asset classes.

Investment performance risk
Our pension plan assets consist primarily of funds invested in listed stocks and bonds.
The present value of funded defined benefit obligations is calculated using a discount rate determined by reference to high-quality corporate bond yields. If the return on plan assets is below this rate, it will increase the plan deficit.
Interest rate risk
A decrease in the discount rate will increase the defined benefit obligation. At December 31, 2020, impacts of the change on the defined benefit obligation of a 50 basis points increase / decrease in the discount rates are calculated by using a proxy based on the duration of each scheme:

(in millions of Euros)	50 bp increase in discount rates	50 bp decrease in discount rates
France	(11)	11
Germany	(9)	10
Switzerland	(26)	28
United States	(33)	33
Total sensitivity on Defined Benefit Obligations	(79)	82
Longevity risk
The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of plan participants. An increase in the life expectancy of the plan participants will increase the plan’s liability.
23.3 Actuarial assumptions
Pension and other post-employment benefit obligations were updated based on the discount rates applicable at December 31, 2020.

	At December 31,
	2020			2019
	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Rate of increase in salaries	Rate of increase in pensions	Discount rate
Switzerland	1.50%	—	0.00%	1.50%	—	0.15%
U.S.	—	—	—	—	—	—
Hourly pension	2.20%	—	2.45% - 2.65%	2.20%	—	3.15% - 3.25%
Salaried pension	3.80%	—	2.55%	3.80%	—	3.25%
OPEB (A)	3.80%	—	2.50% - 2.80%	3.80%	—	3.20% - 3.40%
Other benefits	3.80%	—	2.20% - 2.55%	3.80%	—	3.00% - 3.20%
France	1.50% - 3.50%	2.00%	—	1.50% - 3.50%	2.00%	—
Retirements	—	—	0.50%	—	—	0.95%
Other benefits	—	—	0.40%	—	—	0.80%
Germany	2.50%	1.50%	0.55%	2.75%	1.70%	1.00%
(A)The other main financial assumptions used for the OPEB healthcare plans, which are predominantly in the U.S. were:
•Medical trend rate: i) pre-65: 6.25% starting in 2020 decreasing gradually to 4.50% in 2029 and stable onwards and ii) post-65: 6.00% starting in 2020 decreasing gradually to 4.50% in 2029 and stable onwards, and
•Claims costs are based on company experience.
For both pension and healthcare plans, the post-employment mortality assumptions allow for future improvements in life expectancy.

23.4 Amounts recognized in the Consolidated Statement of Financial Position

	At December 31,
	2020			2019
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	772	—	772	768	—	768
Fair value of plan assets	(458)	—	(458)	(445)	—	(445)
Deficit of funded plans	314	—	314	323	—	323
Present value of unfunded obligation	134	216	350	127	220	347
Net liability arising from defined benefit obligation	448	216	664	450	220	670
23.5 Movement in net defined benefit obligations

	At December 31, 2020
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(in millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2020	895	220	1,115	(445)	670
Included in the Consolidated Income Statement
Current service cost	21	7	28	—	28
Interest cost / (income)	13	6	19	(8)	11
Past service cost	—	2	2	—	2
Immediate recognition of gains arising over the year	—	2	2	—	2
Administration expenses	—	—	—	2	2
Included in the Statement of Comprehensive Income / (loss)
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	(28)	(28)
—changes in financial assumptions	51	16	67	—	67
—changes in demographic assumptions	(6)	(4)	(10)	—	(10)
—experience losses	(4)	1	(3)	—	(3)
Effects of changes in foreign exchange rates	(27)	(17)	(44)	20	(24)
Included in the Consolidated Statement of Cash Flows
Benefits paid	(41)	(18)	(59)	34	(25)
Contributions by the Group	—	—	—	(28)	(28)
Contributions by the plan participants	4	1	5	(5)	—
At December 31, 2020	906	216	1,122	(458)	664

	At December 31, 2019
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(in millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2019	789	201	990	(380)	610
Included the Consolidated Income Statement
Current service cost	17	7	24	—	24
Interest cost / (income)	18	8	26	(10)	16
Past service cost	(2)	1	(1)	—	(1)
Immediate recognition of gains arising over the year	—	2	2	—	2
Administration expenses	—	—	—	2	2
Included in the Statement of Comprehensive Income / (loss)
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	(54)	(54)
—changes in financial assumptions	101	25	126	—	126
—changes in demographic assumptions	(2)	(2)	(4)	—	(4)
—experience losses	(3)	(6)	(9)	—	(9)
Effects of changes in foreign exchange rates	16	3	19	(11)	8
Included in the Consolidated Statement of Cash Flows
Benefits paid	(43)	(20)	(63)	38	(25)
Contributions by the Group	—	—	—	(25)	(25)
Contributions by the plan participants	4	1	5	(5)	—
At December 31, 2019	895	220	1,115	(445)	670
23.6 Benefit plan amendments
In 2018, the Group announced a plan to transfer certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan (“the Plan”) from a company-sponsored program to a third-party health network that provides similar benefits at a lower cost. This change in benefits resulted in the recognition of a gain of €36 million from negative past service cost, which was reduced by €3 million in 2019 and €2 million in 2020 to reflect delays in the estimated implementation timetable (see 23.7 Ravenswood OPEB dispute).
During the year ended December 31, 2019, the Group decided to terminate the medical care plan for the active participants of one of its French entities effective October 1, 2019. This resulted in both a decrease of the defined benefit obligation and the recognition of a €2 million gain from negative past service cost. In addition, the Group offered a lump sum option to Constellium Rolled Products Ravenswood former employees with deferred benefits. This resulted in both a decrease of the defined benefit obligation and the recognition of a €3 million gain from negative past service cost.
23.7 Ravenswood OPEB disputes
The United Steelworkers Local Union 5668 (the “Union”) is contesting the OPEB amendments and filed a lawsuit against Constellium Rolled Products Ravenswood, LLC ("Ravenswood") in a federal district court in West Virginia (the “District Court”) seeking to enjoin the Plan changes and to compel arbitration. The District Court issued an order in December 2018, enjoining Ravenswood from implementing the OPEB amendments pending resolution in arbitration. In September 2019, the arbitrator issued a decision ruling against Ravenswood and sustaining the Union’s grievance. Ravenswood filed a motion in the District Court to vacate this decision, which was denied in June 2020. In July 2020, Ravenswood appealed that denial to the Fourth Circuit Court of Appeals and that court decision is still pending. The Group intends to continue to vigorously defend this matter as it believes it has a strong legal position and it is probable that Ravenswood will ultimately prevail and be able to implement the OPEB amendments.
Additionally, during 2019, the Union filed a grievance disputing the existing limitation of Ravenswood’s liability for the healthcare costs of pre-Medicare retirees. An arbitration was held in August 2020, briefs were submitted and the arbitrator issued his decision on November 4, 2020 denying the Union's grievance. The Union had until February 2, 2021 to appeal such decision but it did not, thus this matter is now considered fully closed.
23.8 Net defined benefit obligations by country

	At December 31,
	2020			2019
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	168	(5)	163	161	(3)	158
Germany	143	(1)	142	144	(1)	143
Switzerland	310	(223)	87	299	(214)	85
United States	500	(229)	271	510	(227)	283
Other countries	1	—	1	1	—	1
Total	1,122	(458)	664	1,115	(445)	670
23.9 Plan asset categories

	At December 31,
	2020			2019
(in millions of Euros)	Quoted in an active market	Unquoted in an active market	Total	Quoted in an active market	Unquoted in an active market	Total
Cash & cash equivalents	8	—	8	5	—	5
Equities	109	64	173	119	51	170
Bonds	106	103	209	102	105	207
Property	8	46	54	14	37	51
Other	1	13	14	1	11	12
Total fair value of plan assets	232	226	458	241	204	445
23.10 Cash flows
Expected contributions to pension and other benefit plans amount to €24 million and €15 million, respectively, for the year ending December 31, 2021.
Future benefit payments expected to be paid either by pension funds or directly by the Company to beneficiaries are as follows:

(in millions of Euros)	Estimated benefits payments
Year ended December 31,
2021	49
2022	48
2023	49
2024	53
2025	52
2026 to 2030	275
The weighted-average maturity of the defined benefit obligations was 14.2 years and 14.1 years at December 31, 2020 and 2019, respectively.

NOTE 24 - PROVISIONS

(in millions of Euros)	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2020	90	4	28	122
Allowance	2	13	7	22
Amounts used	(1)	(10)	(1)	(12)
Unused amounts reversed	(2)	(1)	(7)	(10)
Unwinding of discounts	2	—	—	2
Effects of changes in foreign exchange rates	(3)	—	—	(3)
Transfer	—	—	—	—
At December 31, 2020	88	6	27	121

Current	7	4	12	23
Non-Current	81	2	15	98
Total Provisions	88	6	27	121

(in millions of Euros)	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2019	83	3	54	140
IFRIC 23 application	—	—	(20)	(20)
Allowance	1	2	6	9
Amounts used	(2)	(1)	(4)	(7)
Unused amounts reversed	(1)	—	(4)	(5)
Unwinding of discounts	4	—	—	4
Effects of changes in foreign exchange rates	2	—	—	2
Transfer	3	—	(4)	(1)
At December 31, 2019	90	4	28	122

Current	7	2	14	23
Non-Current	83	2	14	99
Total Provisions	90	4	28	122
Close down, environmental and remediation costs
The Group records provisions for the estimated present value of the costs of its environmental clean-up obligations and close down and restoration efforts based on the net present value of estimated future costs of the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas. At December 31, 2020, the average discount rate was negative. An increase in the discount rate by 500 basis points would not change the provision by more than €1 million.
These provisions are expected to be settled over the next 40 years depending on the nature of the disturbance and the technical remediation plans.
Restructuring costs
For the year ended December 31, 2020, restructuring costs amounted to €13 million related to headcount reductions in Europe and in the U.S.

Legal claims and other costs

	At December 31,
(in millions of Euros)	2020	2019
Litigation	21	21
Disease claims (A)	5	4
Other	1	3
Total Provisions for legal claims and other costs	27	28
(A)Since the early 1990s, certain activities of the Group’s businesses have been subject to claims and lawsuits in France relating to occupational diseases resulting from alleged asbestos exposure, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for developing such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. At December 31, 2020, seven cases in which gross negligence is alleged (“faute inexcusable”) remain outstanding (seven at December 31, 2019), the average amount per claim being around €0.3 million. The average settlement amount per claim in 2020 was around €0.7 million and in 2019 was less than €0.1 million. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results from continuing operations, financial position, or cash flows of the Group.
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
The Group was subject to an arbitration by a customer claiming that Constellium had supplied defective products as a result of which the customer alleged it had suffered significant damages. The Group considered that this claim was without merit on both technical and legal grounds and believed it was not probable that the claim would result in a loss. This matter was satisfactorily resolved in 2020.
NOTE 25 - NON-CASH INVESTING AND FINANCING TRANSACTIONS
Property, plant and equipment acquired through leases or financed by third parties amounted to €66 million, €75 million and €28 million for the years ended December 31, 2020, 2019 and 2018, respectively. These leases and financings are excluded from the Statement of Cash Flow as they are non-cash investing transactions.
Fair values of vested Restricted Stock Units and Performance Stock Units amounted to €14 million, €8 million and €8 million for the years ended December 31, 2020, 2019 and 2018, respectively. They are excluded from the Statement of Cash flows as non-cash financing activities.

NOTE 26 - SHARE CAPITAL
Share capital amounted to €2,799,253.44 at December 31, 2020, divided into 139,962,672 ordinary shares, each with a nominal value of two cents and fully paid-up. All shares are of the same class and have the right to one vote.

		(in millions of Euros)
	Number of shares	Share capital	Share premium
At January 1, 2020	137,867,418	3	420
New shares issued (A)	2,095,254	—	—
At December 31, 2020	139,962,672	3	420
(A)Constellium SE issued and delivered 2,095,254 ordinary shares to certain employees and directors related to share-based compensation plans.
For the year ended December 31, 2020, there were 6,402,289 potential ordinary shares that could have a dilutive impact but were considered antidilutive due to negative earnings.
NOTE 27 - COVID-19-RELATED GOVERNMENT ASSISTANCE
In the year ended December 31, 2020, the Group received government assistance in various forms, including government-guaranteed facilities in France, Germany, and Switzerland (see NOTE 20 - Borrowings), as well as subsidies to compensate for the cost of employees furloughed as a result of the COVID-19 pandemic in various jurisdictions. These subsidies were recognized where there was reasonable assurance that they would be received and all attached conditions would be complied with. For the year ended December 31, 2020, COVID-19-related subsidies in the amount of €22 million were accounted for as a deduction of employee benefit expenses.
NOTE 28 - COMMITMENTS
Non-cancellable lease commitments
Non-cancellable lease commitments relate to the future aggregate minimum lease payments under non-cancellable leases still recognized as expense.

	At December 31,
(in millions of Euros)	2020	2019
Less than 1 year	6	5
1 to 5 years	11	10
More than 5 years	5	1
Total non-cancellable lease minimum payments	22	16
Tangible and intangible asset commitments

	At December 31,
(in millions of Euros)	2020	2019
Computer Software	1	2
Property, plant and equipment	48	89
Total tangible and intangible asset commitments	49	91

NOTE 29 - RELATED PARTIES
Subsidiaries and affiliates
A list of the principal companies controlled by the Group is presented in NOTE 31 - Subsidiaries and Operating Segments. Transactions between consolidated companies are eliminated when preparing the Consolidated Financial Statements.
Shareholders
One of our French entities entered into a fully committed term loan facility with a syndicate of banks (the “PGE French Facility”) on May 13, 2020 for an aggregate amount of up to €180 million, of which 80% is guaranteed by the French State. Bpifrance Financement, an affiliate of one of the shareholders of Constellium SE, Bpifrance Participations S.A., provided €30 million of the PGE French Facility.
On March 28, 2018, Constellium Issoire entered into a three-year, €10 million unsecured revolving credit facility with Bpifrance Financement. At December 31, 2020, the availability under this revolving credit facility amounted to €3 million.
Key management remuneration
The Group’s key management comprises the Board members and the Executive committee members effectively present in 2020.
Executive committee members are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly reporting to the CEO.
The costs reported below are compensation and benefits for key management:
•Short term employee benefits include their base salary plus bonus;
•Directors’ fees include annual retainers fees, committee membership fees, chair fees and cash paid in lieu of RSU grant for 2020;
•Share-based compensation includes the portion of the IFRS 2 expense as allocated to key management;
•Post-employment benefits mainly include pension costs;
•Termination benefits include departure costs.
As a result, the aggregate compensation for the Group’s key management is comprised of the following:

	Year ended December 31,
(in millions of Euros)	2020	2019	2018
Short-term employee benefits	9	9	9
Directors' fees	1	1	1
Share-based compensation	10	10	6
Post-employments benefits	—	—	—
Termination benefits	—	—	—
Employer social contribution	1	1	1
Total	21	21	17

NOTE 30 - SHARE-BASED COMPENSATION
Description of the plans
Performance-Based Restricted Stock Units (equity-settled)
The Company has periodically granted Performance Stock Units (PSUs) to selected employees. These units vest after three years from the grant date if the following conditions are met:
•A vesting condition under which the beneficiaries must be continuously employed by the Company through the end of the vesting period; and
•For PSUs granted in 2016, a performance condition, contingent on the Total Stockholder Return (TSR) performance of Constellium over the measurement periods compared to the TSR of a specified group of peer companies. These PSUs have vested, depending on the TSR performance at each testing period, based on a vesting multiplier in a range from 0% to 300%;
•For PSUs granted from 2017 to 2020, a performance condition, contingent on the TSR performance of Constellium shares over the vesting period compared to the TSR of specified indices. PSUs will ultimately vest based on a vesting multiplier which ranges from 0% to 200%.
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
The PSUs vested in March 2019, May 2019, August 2019 and November 2019 of 684,329 shares, 123,336 shares, 434,256 shares and 516,141 shares, respectively, were granted to beneficiaries.
The PSUs granted in July 2017 achieved a TSR performance of 186.8%. These PSUs vested in July 2020 and 1,458,985 shares were granted to beneficiaries.
The following table lists the inputs to the valuation model used for the PSUs granted in 2020 and 2019:

	April 2020 PSUs	May 2019 PSUs
Fair value at grant date (in euros)	6.65	10.44
Share price at grant date (in euros)	4.64	7.1
Dividend yield	—	—
Expected volatility (A)	63%	52%
Risk-free interest rate (US government bond yield)	0.36%	2.29%
Model used	Monte Carlo	Monte Carlo
(A)Volatilities for the Company and companies included in indices were estimated based on observed historical volatilities over a period equal to the PSU vesting period.
Restricted Stock Units Award Agreements (equity-settled)
The Company granted Restricted Stock Units (RSUs) to a certain number of employees subject to the beneficiaries remaining continuously employed within the Group from the grant date through the end of the vesting period. The vesting period is three years.
The fair value of RSUs awarded under the plans described above is the quoted market price at grant date.
Equity Awards Plans (equity-settled)
In 2019, our non-executive Company Board members were granted two RSU awards. These RSUs vest in equal installments on the earlier of (i) the first anniversary or (ii) the date of the annual general meeting of shareholders of that year, and on the earlier of (i) the second anniversary or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service.

The fair value of RSUs awarded under the plan is the quoted market price at grant date.
In 2020, no RSU awards were granted to our non-executive Company Board members.
Expense recognized during the year
In accordance with IFRS 2, share-based compensation is recognized as an expense over the vesting period. The estimate of this expense is based upon the fair value of a potential ordinary share at the grant date. The total expense related to the potential ordinary shares for the year ended December 31, 2020, 2019 and 2018 amounted to €15 million, €16 million and €12 million, respectively.
Movement of potential shares
The following table illustrates the number and movements in potential shares:

	Performance-Based RSU		Restricted Stock Units		Equity Award Plans
	Potential Shares	Weighted-Average Grant-Date Fair Value per Share	Potential Shares	Weighted-Average Grant-Date Fair Value per Share	Potential Shares	Weighted-Average Grant-Date Fair Value per Share
At January 1, 2019	3,085,164	€10.45	1,312,524	€8.47	57,913	€8.31
Granted	1,028,342	€10.44	899,926	€7.10	73,799	€8.39
Over-performance	248,230	€8.94	—	€—	—	€—
Vested	(1,758,062)	€7.97	(106,000)	€4.55	(42,559)	€7.60
Forfeited	(84,380)	€8.02	(39,947)	€8.31	(9,627)	€8.71
At December 31, 2019	2,519,294	€12.11	2,066,503	€8.08	79,526	€8.71
Granted (A)	1,049,839	€6.65	910,047	€4.64	—	€—
Over-performance (B)	677,944	€11.52	—	€—	—	€—
Vested	(1,458,985)	€11.52	(589,655)	€7.50	(46,614)	€8.94
Forfeited (C)	(193,765)	€10.94	(154,984)	€7.37	—	€—
At December 31, 2020	2,594,327	€10.17	2,231,911	€6.88	32,912	€8.39
(A)For PSUs, the number of potential shares granted is presented using a vesting multiplier of 100%.
(B)When the achievement of TSR performance exceeds the vesting multiplier of 100%, the additional potential shares are presented as over-performance shares.
(C)For potential shares related to PSUs, 193,765 were forfeited following the departure of certain beneficiaries and none were forfeited in relation to the non-fulfilment of performance conditions.
NOTE 31 - SUBSIDIARIES AND OPERATING SEGMENTS
The following Group’s affiliates are legal entities included in the Consolidated Financial Statements of the Group at December 31, 2020.

Entity	Country	% Group Interest	Consolidation Method
Cross Operating Segment
Constellium Singen GmbH (AS&I and P&ARP)	Germany	100%	Consolidated
Constellium Valais S.A. (AS&I and A&T)	Switzerland	100%	Consolidated
AS&I
Constellium Automotive USA, LLC	U.S.	100%	Consolidated
Constellium Engley (Changchun) Automotive Structures Co Ltd.	China	54%	Consolidated
Constellium Extrusions Decin S.r.o.	Czech Republic	100%	Consolidated
Constellium Extrusions Deutschland GmbH	Germany	100%	Consolidated

Constellium Extrusions Landau GmbH	Germany	100%	Consolidated
Constellium Extrusions Burg GmbH	Germany	100%	Consolidated
Constellium Extrusions France S.A.S.	France	100%	Consolidated
Constellium Extrusions Levice S.r.o.	Slovakia	100%	Consolidated
Constellium Automotive Mexico, S. DE R.L. DE C.V.	Mexico	100%	Consolidated
Constellium Automotive Mexico Trading, S. DE R.L. DE C.V.	Mexico	100%	Consolidated
Astrex Inc	Canada	50%	Consolidated
Constellium Automotive Zilina S.r.o.	Slovakia	100%	Consolidated
Constellium Automotive Nanjing Co Ltd	China	100%	Consolidated
Constellium Automotive Spain SL	Spain	100%	Consolidated
Constellium UK Limited	United Kingdom	100%	Consolidated
A&T
Constellium Issoire S.A.S.	France	100%	Consolidated
Constellium Montreuil Juigné S.A.S.	France	100%	Consolidated
Constellium China Limited	China	100%	Consolidated
Constellium Japan KK	Japan	100%	Consolidated
Constellium Rolled Products Ravenswood, LLC	U.S.	100%	Consolidated
Constellium Ussel S.A.S.	France	100%	Consolidated
AluInfra Services SA (A)	Switzerland	50%	Consolidated
P&ARP
Constellium Deutschland GmbH	Germany	100%	Consolidated
Constellium Rolled Products Singen GmbH KG	Germany	100%	Consolidated
Constellium Property and Equipment Company, LLC	U.S.	100%	Consolidated
Constellium Neuf Brisach S.A.S.	France	100%	Consolidated
Constellium Muscle Shoals LLC	U.S.	100%	Consolidated
Constellium Holding Muscle Shoals LLC	U.S.	100%	Consolidated
Constellium Muscle Shoals Funding II LLC	U.S.	100%	Consolidated
Listerhill Total Maintenance Center LLC	U.S.	100%	Consolidated
Constellium Metal Procurement LLC	U.S.	100%	Consolidated
Constellium Bowling Green LLC	U.S.	100%	Consolidated
Rhenaroll	France	50%	Equity
Holdings & Corporate
C-TEC Constellium Technology Center S.A.S.	France	100%	Consolidated
Constellium Finance S.A.S.	France	100%	Consolidated
Constellium France III	France	100%	Consolidated
Constellium France Holdco S.A.S.	France	100%	Consolidated
Constellium International	France	100%	Consolidated
Constellium Paris S.A.S.	France	100%	Consolidated
Constellium Germany Holdco GmbH & Co. KG	Germany	100%	Consolidated
Constellium Germany Verwaltungs GmbH	Germany	100%	Consolidated
Constellium U.S. Holdings I, LLC	U.S.	100%	Consolidated
Constellium US Intermediate Holdings LLC	U.S.	100%	Consolidated
Constellium Switzerland AG	Switzerland	100%	Consolidated
Constellium Treuhand UG	Germany	100%	Consolidated
Engineered Products International S.A.S.	France	100%	Consolidated
(A)AluInfra Services SA, the joint venture created with Novelis in July 2018, is consolidated as a joint operation and is immaterial to the Group Consolidated Financial Statements.

NOTE 32 - PARENT COMPANY
Statement of Financial Position of Constellium SE (parent company only).

	At December 31,
(in millions of Euros)	2020	2019
Assets
Current assets
Cash and cash equivalents	—	—
Trade receivables and other	172	200
Other financial assets	34	37
	206	237
Non-current assets
Property, plant and equipment	—	—
Financial assets	2,011	2,002
Investments in subsidiaries	173	159
Trade receivables and other	38	27
Deferred income tax assets	15	1
	2,237	2,189
Total Assets	2,443	2,426

Liabilities
Current liabilities
Trade payables and other	6	6
Income tax payable	13	45
Other financial liabilities	30	33
	49	84
Non-current liabilities
Borrowings	1,901	1,954
Income tax payable	77	19
	1,978	1,973
Total Liabilities	2,027	2,057

Equity
Share capital	3	3
Share premium	429	429
Accumulated retained earnings	(116)	(153)
Other reserves	68	53
Net income	32	37
Total Equity	416	369
Total Equity and Liabilities	2,443	2,426

Statement of Comprehensive income / (loss) of Constellium SE (parent company only).

	Year ended December 31,
(in millions of Euros)	2020	2019	2018
Revenue	3	3	3
Gross profit	3	3	3
Selling and administrative expenses	(14)	(19)	(15)
Employee benefit expenses	(3)	(3)	(3)
Loss from recurring operations	(14)	(19)	(15)
Other income	—	—	—
Other expense	—	(3)	(3)
Loss from operations	(14)	(22)	(18)
Financial result - net	31	41	80
Income before income tax	17	19	62
Income tax benefit	15	18	25
Net income	32	37	87
Other comprehensive income / (loss)	—	—	—
Total comprehensive income	32	37	87

Statement of Cash Flows of Constellium SE (parent company only)

	Year ended December 31,
(in millions of Euros)	2020	2019	2018
Net income	32	37	87
Adjustments
Finance cost - net	(31)	(41)	(80)
Dividends received	—	—	—
Income tax benefit	(15)	(18)	(25)
Change in working capital
Trade receivables and other	(2)	27	—
Trade payables and other	—	2	—
Interest paid	(114)	(115)	(102)
Interest received	139	143	134
Income tax received	18	50	—
Net cash flows from operating activities	27	85	14
Investments in subsidiaries	—	—	(1)
Current account with subsidiaries and related parties	29	(135)	(13)
Loans granted to subsidiaries and related parties	(290)	—	—
Repayment of loans granted to subsidiaries and related parties	150	150	—
Exit fees received from subsidiaries	—	—	—
Net cash flows (used in) / from investing activities	(111)	15	(14)
Net proceeds received from issuance of shares	—	—	—
Proceeds from issuance of Senior Notes	290	—	—
Repayment of Senior Notes	(200)	(100)	—
Payment of exit fees	—	—	—
Payment of deferred financing costs	(6)	—	—
Realized foreign exchange gains / (losses)	—	—	—
Other financing activities	—	—	—
Net cash flows from / (used in) financing activities	84	(100)	—
Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents - beginning of year	—	—	—
Effect of exchange rate changes on cash and cash equivalents	—	—	—
Cash and cash equivalents - end of year	—	—	—
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
As at December 31, 2020, there were no material contingencies at Constellium SE.
A description of Constellium SE's parent company only borrowings and related maturity dates is provided in NOTE 20 - Borrowings. Other financial liabilities represent interest payable on borrowings.
Non-current financial assets represent loans to Constellium International and Constellium France Holdco, and current other financial assets represent related interest receivables.

NOTE 33 - ACQUISITION OF CONSTELLIUM-BOWLING GREEN
Constellium-UACJ ABS LLC was a joint venture in which Constellium held a 51% interest and was created in 2014. The joint venture started its operations in 2016, operating a facility located in Bowling Green, Kentucky and supplying aluminium sheet to the North American automotive industry. At creation date, we determined that, under the terms of the joint venture agreement, we did not control Constellium-UACJ ABS LLC because our existing rights associated with the decision-making process did not give us the ability to direct the relevant activities of the joint venture unilaterally and as a result, Constellium did not have power over the joint venture until January 10, 2019.
The acquisition of 49% of Constellium-UACJ ABS LLC was completed on January 10, 2019, strengthening our position in the North American Auto Body Sheet market. The entity was renamed Constellium Bowling Green LLC ("Bowling Green") and is consolidated since 2019.
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
Acquisition costs were recognized as expenses in Other gains and losses - net in the Consolidated Income Statement (€1 million in 2019).
For the year-ended December 31, 2019, Bowling Green revenue was €333 million and net loss was €48 million.
NOTE 34 - SUBSEQUENT EVENTS
In the first quarter of 2021, Constellium SE completed a $500 million offering of 3.750% Senior Sustainability-Linked Notes due 2029. The net proceeds from the offering, together with cash on hand, were used to repurchase or redeem the $650 million of 6.625% Senior Notes due 2025, and to pay related fees and expenses.
In the first quarter of 2021, the Secured Inventory Facility maturity date was extended to April 2023.