Form 20-F
period 2021-12-31
CONSTELLIUM SE
filed 2022-03-14
CIK 1563411

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
For the fiscal year ended December 31, 2021
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
141,677,366 Ordinary Shares, Nominal Value €0.02 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒  Yes  ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes     ☒  No
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

PCAOB ID:	Auditor Name:	Auditor Location:
1347	PricewaterhouseCoopers Audit	Neuilly-sur-Seine, France

-i-

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F (this “Annual Report”) of Constellium SE (“Constellium SE” or “the Company”, and when referred to together with its subsidiaries, "the Group" or "Constellium") contains “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this Annual Report.
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
•Widespread public health pandemics, including COVID-19, or any major disruption, could have a material and adverse effect on our business, financial condition and results of operations.
•The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries could adversely affect our financial condition and results of operations.
•We may be unable to execute and timely complete our expected capital investments, or may be unable to achieve the anticipated benefits of such investments.
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
•If we are unable to substantially pass through to our customers the cost of price increases of our raw materials, which may be subject to volatility, our profitability could be adversely affected.
•We are dependent on a limited number of suppliers for a substantial portion of our aluminium supply and a failure to successfully renew or renegotiate our agreements with our suppliers, or supply interruptions, may adversely affect our results of operations, financial condition and cash flows.
•The price volatility of energy costs may adversely affect our profitability.
•Disruptions or failures in our IT systems, or failure to protect our IT systems against cyber-attacks or information security breaches, could have a material adverse effect on our business and financial results.
•We may be affected by global climate change or by legal, regulatory, or market responses to such change, and our efforts to meet ESG targets or standards or to enhance the sustainability of our businesses may not meet the expectations of our stakeholders or regulators.
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
-ii-

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
Reserved.

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
•compliance with sanction regimes and export control laws of multiple jurisdictions;
•currency restrictions, currency exchange rate and interest rate fluctuations;
•the potential for nationalization of enterprises or government policies favoring local production;
•renegotiation or nullification of existing agreements;
•high rates of, or excessive inflation;
•differing protections for intellectual property and their enforcement;
•divergent environmental laws and regulations;
•uncertain social, political, regulatory, or trade conditions (e.g. U.K. Brexit; U.S. duties, tariffs, sanctions and trade negotiations) and potential retaliatory measures by any negatively impacted countries;
•international conflict, terrorist attacks, armed conflict and wars;
•sustained economic downturns regionally and globally;
•significant supply/demand imbalances impacting our industry; and
•public health crises, epidemics and pandemics, such as COVID-19.
The occurrence of any of these events could cause our costs to rise, limit growth opportunities or have a negative effect on our operations and financial results, as well as our ability to plan for future periods. In addition, any of the above events may be heightened due to the current Russia invasion of Ukraine and resulting armed and international conflict. The consequences of such conflict and war are uncertain and unpredictable, and we may not be able to adequately foresee events that could disrupt, and have a negative impact on our operations. Moreover, the continuation of this armed conflict is likely to contribute to further instability in the global economy, financial markets and supply chains.
Widespread public health pandemics, including COVID-19, or any major disruption, could have a material and adverse effect on our business, financial condition and results of operations.
Any public health pandemic and other disease outbreak in countries where we, our customers or our suppliers operate could have a material and adverse effect on our business, financial conditions and results of operations. COVID-19 has affected our operations globally. As a result of this pandemic and resulting disruptions in production and operations at both our facilities and those of our customers, our sales and operating margins have been negatively affected, which has adversely impacted our revenues and operating margins. In response to the COVID-19 pandemic, we adjusted operating levels at our manufacturing sites, including implementing temporary workforce reductions and other cost cutting measures, to match the demand from our customers. We cannot predict when all of our manufacturing sites will return to pre-COVID-19 operating levels, any conditions that may need to be implemented to facilitate a return to those levels, and the effects and costs associated with any such conditions and changes to operating levels. Our operating results and financial condition may also be materially adversely affected by laws, regulations, orders or other governmental or regulatory actions addressing the COVID-19 pandemic, or any future outbreaks or resurgence, that place restrictions on, or require us to make changes to, our operations.
With respect to our suppliers, disruptions resulting from the COVID-19 pandemic resulted and may result in cancellations or delays and increased transport times for delivery of materials to our facilities, which may affect our ability to timely manufacture and ship our products to customers. If such difficulties arise, we may need to seek alternate suppliers, which may be more expensive, may not be available or may result in delays in shipments to us and subsequently to our customers. Alternatively, suppliers may require that we take metal in excess of our needs based on our reduced operating rates, which could negatively affect our financial position. Decreases in our operating levels may also have implications for our hedging strategy which could adversely impact our financial results.
The nature and extent of COVID-19’s continuing impact on the global economy, our business, financial condition and results of operations is beyond our control, and depends on various uncertain factors, including the duration and severity of the outbreak and the possibility of new outbreaks, vaccination levels, the success of vaccines, other preventative measures or treatments, and the actions to contain or treat its impact, including quarantine orders, business restrictions and closures and other similar restrictions and limitations. The foregoing and other continued disruptions to our business as a result of the COVID-19 pandemic, as well as any global recession resulting from the impact of COVID-19, could materially adversely affect our business, financial condition and results of operations. In addition, if there are gaps in our management systems designed to effectively respond to the COVID-19 pandemic, or any major disruptions such as future pandemics or other business and operational interruptions, including those relating to natural disasters, severe weather conditions, supply or logistics disruptions and shortages, excessive inflation, increasing costs for energy, temporary plant and/or power outages, information technology systems and network disruptions and cyber-security breaches, terrorist attacks, armed conflict, war, fires, floods or other catastrophic events, our operations or those of our customers and suppliers, and our financial performance could be adversely impacted.
The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries could adversely affect our financial condition and results of operations.
Our end markets are cyclical and tend to directly correlate with changes in general and local economic conditions. These conditions include the level of economic growth, the availability of financing, affordable energy sources, employment levels, interest rates, consumer confidence and housing demand. We are particularly sensitive to cyclicality in the aerospace, automotive, defense, industrial and transportation end-markets. During recessions or periods of low growth, these industries typically experience major cutbacks in production, resulting in decreased demand for aluminium products. This leads to significant fluctuations in demand and pricing for our products and services. Because our operations are capital intensive and we generally have high fixed costs and may not be able to reduce costs and production capacity on a sufficiently rapid basis, our near-term profitability may be significantly affected by decreased processing volumes. Customer demand is also affected by holiday seasons, seasonal slowdowns, weather conditions, economic and other factors beyond our control. Accordingly, cyclical fluctuations and seasonality, reduced demand and pricing pressures may significantly reduce our profitability and materially adversely affect our financial condition, results of operations and cash flows.
We may be unable to execute and timely complete our expected capital investments, or may be unable to achieve the anticipated benefits of such investments.
Our operations are capital intensive. We may not generate sufficient operating cash flows and our external financing sources may not be available in sufficient amounts to enable us to make anticipated capital expenditures, or to complete them on a timely basis. If we are unable to, or determine not to, complete our expected investments, or such investments are delayed, we will not realize the anticipated benefits of such investments. In addition, if we are unable to make investments for upgrades and repairs or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, operational disruptions, reduced production capacity and other competitive factors. Customer demand for our products produced on new investments may be slow to materialize, and new equipment may not perform to our expectations. These factors could adversely affect our results of operations.
 We may fail to implement or execute our business strategy, successfully develop and implement new technology initiatives and other strategic investments.
Our future financial performance and success depend in large part on our ability to successfully implement and execute our business strategy, including investing in high-return opportunities in our core markets, focusing on higher-margin, technologically advanced products, differentiating our products, expanding our strategic relationships with customers, fixed-

cost containment and cash management, and executing on our manufacturing productivity improvement programs. Any inability to execute on our strategy could reduce our expected earnings and could adversely affect our operations overall.
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
•Our operations may experience unplanned business interruptions caused by events such as explosions, fires, inclement weather, natural disasters, pandemics, economic and political instability and unrest, wars, accidents, equipment failure and breakdown, IT systems and process failures, electrical blackouts or outages, transportation and, global and regional supply interruptions. Any such disruption at one or more of our manufacturing facilities could cause substantial losses or delays in our production capacity, increase our operating costs and have a negative financial impact on the Company and our customers. Business and operational interruptions may also harm our reputation among actual and potential customers, and the reputation of our customers.
•The qualification of our products by our customers can be lengthy and unpredictable as many of these customers have extensive sourcing and qualification processes, which require substantial time and financial resources, with no certainty of success or recovery of our related expenses and investments. Failure to qualify or re-qualify our products may result in us losing such customers or customer contracts.
•As we begin manufacturing processes in new locations, or for new equipment or newly introduced products, we may experience difficulties, including operational and manufacturing disruptions, delays or other complications, which could adversely affect our ability to timely launch or ramp-up productions and serve our customers.
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
Some of our customer contracts and related arrangements are subject to renewal, renegotiation or re-pricing at periodic intervals or upon changes in competitive and regulatory supply conditions, provide termination rights to our customers, or may have provisions that may become less favorable to us over time. If we fail to successfully renew or renegotiate these contracts or arrangements, if we fail to negotiate improved terms, or if we are not successful in replacing business lost from such customers, then our results of operations, financial condition and cash flows could be materially adversely affected. Any material deterioration in, or termination of, these customer relationships could result in a reduction or loss in sales volume or revenue which could materially adversely affect our results of operations, financial condition and cash flows.
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
If we are unable to substantially pass through to our customers the cost of price increases of our raw materials, which may be subject to volatility, our profitability could be adversely affected.
Prices for the raw materials we require are subject to continuous volatility and may increase from time to time. The overall price of primary aluminium consists of several components: (1) the underlying base metal component, which is typically based on quoted prices from the London Metal Exchange (“LME”); (2) the regional premium, which represents an incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States or the Rotterdam premium for metal sold in Europe); and (3) the product premium, which represents a separate incremental price for receiving physical metal in a particular shape (e.g., billet, slab, rod, etc.), alloy, or purity. Each of these three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, including the global supply and demand of aluminium. Regional premiums tend to vary based on the supply and demand for metal in a particular region, changes in tariffs and associated warehousing and transportation costs. Product premiums generally are a function of supply and demand as well as production and raw material costs for a given primary aluminium shape and alloy combination in a particular region. Raw materials used in our products include alloying elements, such as magnesium, manganese, silicon, zinc or copper. Prices for these alloying elements are subject to continuous volatility and, as we experienced in 2021, may increase significantly from time to time.
Sustained high raw material prices, increases in raw material prices, the inability to meaningfully hedge our exposure to such prices, or the inability to pass through any fluctuation in regional premiums, product premiums or other raw material costs to our customers, could have a material adverse effect on our business, financial condition, and results of operations and cash flow. In addition, although our sales are generally made on a “margin over metal (aluminium) price” basis, if aluminium prices increase, we may not be able to pass on the entire increase to our customers. There could also be a time lag between when changes in metal prices under our purchase contracts are effective and the point when we can implement corresponding changes under our sales contracts with our customers. As a result, we may be exposed to the effects of fluctuations in raw material prices, including aluminium, due to time lag. Further, although most of our contracts allow us to substantially pass through aluminium prices to our customers, we have certain contracts that are based on fixed pricing, where pass through is not available. Similarly, in certain contracts we may have ineffective pass through mechanisms related to regional premium fluctuation and fluctuations in raw material cost, such as alloying elements. We attempt to mitigate these risks through hedging and by improving the pass through mechanisms, but we may not be able to successfully reduce or eliminate all of the resulting impact, which could have a material adverse effect on our financial results and cash flows.
We are dependent on a limited number of suppliers for a substantial portion of our aluminium supply and a failure to successfully renew or renegotiate our agreements with our suppliers, or supply interruptions, may adversely affect our results of operations, financial condition and cash flows.
Our ability to produce competitively priced aluminium products depends on our ability to procure competitively priced aluminium in a timely manner and in sufficient quantities to meet our production needs. We have supply arrangements with a limited number of suppliers for aluminium. Increasing aluminium demand levels and reduced availability have caused regional supply constraints in the industry, and further increases in demand and capacity limitations could exacerbate these issues, particularly during periods of economic and political instability. We maintain long-term contracts for a majority of our supply requirements and depend on annual and spot purchases for the remainder of such requirements. There can be no assurance that we will be able to renew, or obtain replacements for, such contracts when they expire on terms that are as favorable as our existing agreements or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities on a timely basis, our production may be disrupted, and we could be forced to purchase primary metal or other raw materials from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us, and could also impact our overall sustainability targets. An interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. Moreover, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements.
We depend on aluminium scrap for our operations and acquire our scrap inventory from numerous sources. Our suppliers generally are not bound by long-term contracts and have no obligation to sell aluminium scrap to us. As an example, a decrease in the supply of used beverage containers could negatively impact our supply of aluminium. In addition, when using recycled material, we benefit from the difference between the price of primary aluminium and aluminium scrap. Consequently, if this difference narrows for a considerable period of time or if an adequate supply of aluminium scrap is not available to us, we would be unable to recycle metals at desired volumes and our results of operations, financial condition and cash flows could be materially adversely affected.
In addition, we depend on certain alloying elements for our operations and the production of such alloying elements is highly concentrated in certain countries. The suppliers of alloying elements are not bound by long-term contracts and have no obligation to sell products to us. The availability and price exposure of alloying elements has been negatively impacted since late 2020 and this could continue in the future. This is also driven by government policy changes in countries like China, for example, where these alloying elements are produced. Consequently, if prices increase for a considerable period of time or if an adequate supply of alloying elements is not available to us, we would be unable to produce aluminium at desired volumes and our results of operations, financial condition and cash flows could be materially adversely affected.
The price volatility of energy costs may adversely affect our profitability.
Our operations use natural gas and electricity, which represent the fourth largest component of our cost of sales, after metal, labor costs, and depreciation. We typically purchase the majority of our natural gas and electricity requirements on a forward basis under fixed price commitments or long-term contracts with suppliers which provides increased visibility on costs. However, the volatility in costs of fuel, principally natural gas, and other utility services used by our manufacturing facilities affects operating costs. Fuel and utility prices are affected by factors outside our control, such as supply and demand in both local and regional markets as well as governmental regulation, imposition of taxes on energy and costs associated with CO2 emissions, which costs could be significantly impacted during times of economic and political instability. As a significant purchaser of energy, existing and future regulations relating to the emissions by our energy suppliers could result in materially increased energy costs for our operations, which we may be unable to pass through to our customers. Although we have secured a large part of our natural gas and electricity under fixed price commitments or long-term contracts with suppliers, future increases in fuel and utility prices, or disruptions in energy supply, may have an adverse effect on our financial position, results of operations and cash flows.
Disruptions or failures in our IT systems, or failure to protect our IT systems against cyber-attacks or information security breaches, could have a material adverse effect on our business and financial results.
We rely on our IT systems to effectively manage and operate our business, including such processes as data collection, accounting, financial reporting, communications, supply chain, order entry and fulfillment, other business processes, and in operating our equipment. The failure of our IT systems to perform efficiently could disrupt our business and could result in transaction errors, processing inefficiencies, limited equipment utilization, and the loss of sales and customers, causing our business and financial results to suffer. A failure in, or breach of, our IT systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses. As cyber threats continue to evolve, we are expending additional resources to continue to enhance our information security measures and be able to investigate and promptly remediate any information security vulnerabilities. Information security risks have grown in recent years because of the proliferation of new technologies and the sophistication and high level of activity of perpetrators of cyber-attacks, particularly during periods of domestic and international conflict. Moreover, with increased remote working during the COVID-19 pandemic, we have greater dependency on remote equipment and connectivity infrastructure to access critical business systems that may be subject to failure, disruption or unavailability, and increases our exposure to security breaches. Any of these events could negatively impact our operations. We experienced a few security incidents in 2021, but they were successfully detected and handled and did not have a material negative impact on the Company, our business or our operations.

We continuously evaluate our IT systems and security processes, including conducting third party security assessments. We continue to make investments and adopt measures designed to enhance our protection, detection, response, and recovery capabilities, and to mitigate potential risks to our technology, products, services and operations from potential cyber-attacks. However, given the unpredictability, nature and scope of cyber-attacks, it is possible that potential vulnerabilities could go undetected for an extended period. We, and our suppliers, could potentially be subject to operational disruption to our respective information systems, which could cause production downtime, operational delays or outages, other adverse impacts on our operations or ability to provide products and services to our customers, the compromise of confidential or otherwise protected information, misappropriation, destruction or corruption of data (including customer and order data), security breaches, other manipulation or improper use of our or third-party systems, networks or products. We are also facing supply chain issues with IT equipment due to the global chip shortage and general logistics due to COVID-19. We are well stocked with backup and spare equipment, but there is increased risk that in the event of a critical network switch break down as an example, we may not have adequate or timely replacements. Any of the aforementioned events could lead to financial losses from remedial actions, loss of business or potential liability, and/or damage our reputation, which could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.
We may be affected by global climate change or by legal, regulatory, or market responses to such change, and our efforts to meet ESG targets or standards or to enhance the sustainability of our businesses may not meet the expectations of our stakeholders or regulators.
Climate change is receiving increasing attention worldwide which has led to new and proposed legislative and regulatory initiatives. New or revised laws and regulations in this area could directly and indirectly affect us and our customers and suppliers, including by increasing the costs of production or impacting demand for certain products, which could result in an adverse effect on our financial condition, results of operations and cash flows. Compliance with any new or more stringent laws or regulations or stricter interpretations of existing laws, could require additional expenditures by us or our customers or suppliers. Our operations result in the emission of substantial quantities of carbon dioxide, a greenhouse gas that is regulated under the EU’s Emissions Trading System (“ETS”). Although compliance with ETS to date has not resulted in material costs to our business, the pending Carbon Border Adjustment Mechanism legislation, with the potential changes in ETS allowances and indirect compensation, and increased energy costs due to ETS requirements imposed on our energy suppliers, could have a material adverse effect on our business, financial condition or results of operations.
We may also be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances. In addition, we are, from time to time, subject to environmental reviews, investigations and remediations by relevant governmental authorities. We also rely on natural gas, electricity, fuel oil and transport fuel to operate our facilities. Any increased costs of these energy sources in response to new laws could be passed through to us, our customers and suppliers, which could also have a negative impact on our financial condition and profitability.
In addition, some of our shareholders, investors, customers, or those considering such a relationship with us, may evaluate our business or other practices according to a variety of environmental, social, and governance (“ESG”) targets and standards and expectations. Further, we define our own corporate purpose, in part, by the sustainability of our practices and our impact on all our stakeholders. As a result, our efforts to conduct our business in accordance with some or all these expectations may involve trade-offs, and may not satisfy all stakeholders. Our policies and processes to evaluate and manage ESG targets and standards in coordination with other business priorities may not prove completely effective. As a result, we may face adverse regulatory, investor, media, or public scrutiny that may adversely affect our business, our results of operations, or our financial condition.
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
We have substantial pension and other post-employment benefit obligations. Most of our pension obligations relate to defined benefit pension plans for our employees in the United States, Switzerland, France and Germany, and lump sum indemnities payable to our employees in France and Germany upon retirement or termination. Our estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate a number of assumptions, including interest rates used to discount future benefits. Our liquidity or shareholders’ equity in a particular period could be materially adversely affected by capital market returns that are less than their assumed long-term rate of return or a decline in the rate used to discount future benefits. Our pension plan assets consist primarily of funds invested in diversified portfolios. If the assets of our pension plans do not achieve assumed investment returns for any period, such deficiency could result in one or more charges against shareholders’ equity for that period. In addition, changing economic conditions, poor pension investment returns or other factors may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.
In addition, one of our facilities in the United States participates in various “multi-employer” pension plans administered by labor unions representing some of our employees. In the ordinary course of our renegotiation of collective bargaining agreements with labor unions that maintain these plans, we could decide to discontinue participation in a plan, and potentially be faced with significant withdrawal liability. Our withdrawal liability for any multi-employer plan would depend on the extent of the plan’s funding of vested benefits. We could also be treated as withdrawing from participation in one of these plans if the number of our employees participating in these plans is reduced to a certain degree, or over certain periods of time. Such reductions in the number of our employees participating in these plans could also occur as a result of changes in our business operations, such as facility closures or consolidations. Further, if any of the other plan sponsors were to fail to meet their obligations, we could be exposed to increased liability. Any of these potential increased liabilities could have an adverse effect on our results of operations or financial condition.
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
Our success depends, in part, on the efforts of our senior management and other key employees. These individuals, including our Chief Executive Officer and Chief Financial Officer, possess sales, marketing, engineering, technical, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers or other key employees, or the cost of labor significantly increases, our ability to operate and expand our business, improve our operations, develop new products, and, as a result, our financial condition and results of operations, may be adversely affected. Moreover, the hiring of qualified individuals is highly competitive in our industry, which is exacerbated by recent labor shortages, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees. Further, the failure to retain or provide adequate succession plans for key personnel could adversely affect our operations and competitiveness.

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
In addition, our level of indebtedness could adversely affect our operations by:
•reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;
•adversely affect the terms under which suppliers provide goods and services to us;
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
With the exception of hedges on certain long-term aerospace contracts, we do not apply hedge accounting to our forwards, futures or option contracts. Unrealized gains and losses on our derivative financial instruments that do not qualify for hedge accounting are reported in our consolidated results of operations, or in the case of hedges relating to our indebtedness, in Finance cost - net. The inclusion of such unrealized gains and losses in earnings may produce significant period-over-period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.
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

LEGAL, GOVERNANCE AND COMPLIANCE RISKS
Significant legal proceedings and investigations, proprietary claims, regulatory and compliance costs, including on environmental matters, could increase our operating costs and adversely affect our financial condition and results of operations.
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
If any of the products that we sell are defective or cause harm to any of our customers, we could be exposed to product liability lawsuits and/or warranty claims, and if found liable, we could be required to pay substantial monetary damages. Even if we successfully defend ourselves against these types of claims, we could incur substantial litigation expenses, expend significant time and attention to defending these claims, and our reputation could suffer, any of which could harm our business.
We believe that our intellectual property has significant value and is important to the marketing of our products and maintaining our competitive advantage. Although we attempt to protect our intellectual property rights through a combination of patent, trademark, trade secret and copyright laws, as well as through confidentiality and nondisclosure agreements and other measures, these measures may not be adequate to fully protect our rights. For example, we have a presence in China, which historically has afforded less protection to intellectual property rights than the United States or Europe. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition, we therefore may incur significant costs protecting such rights.
Our operations are subject to international, national, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. At December 31, 2021, we had close down and environmental remediation costs provisions of €88 million. Future environmental regulations, requirements or more aggressive enforcement of existing regulations could impose stricter compliance requirements on us and on the industries in which we operate, such as legislative efforts to limit greenhouse gas emissions, including carbon dioxide. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance.
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
If we were to lose our status as a foreign private issuer, our regulatory and compliance costs could be significantly more than the costs we currently incur. We would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (the “SEC”), including proxy statements pursuant to Section 14 of the Exchange Act, which are more detailed and extensive than the forms available to a foreign private issuer, and on a more abbreviated timetable than is applicable to our current filings with the SEC. In addition, our directors and executive officers would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act and we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements as described above. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business, financial condition and results of operations.
Any shareholder acquiring 30% or more of our voting rights may be required to make a mandatory takeover bid or be subject to claims for damages.
According to the Company's Articles of Association, any person, acting alone or in concert within the meaning of Article L. 233-10 of the French Commercial Code, who comes into possession, other than following a voluntary takeover bid, directly or indirectly, of more than 30% of the capital or voting rights of the Company, shall launch a takeover bid on all the shares and securities granting access to the shares or voting rights, and on terms that comply with applicable U.S. securities laws, and SEC and NYSE rules and regulations. The same requirement applies to persons, acting alone or in concert, who directly or indirectly own a number between 30% and half of the total number of equity securities or voting rights of the Company and who, in less than twelve consecutive months, increase the holding, in capital or voting rights, of at least 1% of the total number of equity securities or voting rights of the Company.
The rights of our shareholders may be different from the rights of shareholders of U.S. companies and provisions of our organizational documents and applicable law may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their ordinary shares or to make changes in our Board.
Our corporate affairs are governed by the Company's Articles of Association and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our Board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our Board is required by French law to consider the interests of the Company, its shareholders, its employees and other stakeholders, in all cases with due consideration to the principles of reasonableness and fairness. It is possible that some of these parties could have interests that are different from, or in addition to, your interests as a shareholder.
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
We are incorporated under the laws of France and a substantial portion of our assets are located, and a majority of our directors and officers reside, outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company or other persons residing outside the United States. It may also be difficult to enforce judgments obtained against persons in U.S. courts in any action, including under the civil liability provisions of U.S. federal securities laws, outside the United States or to enforce rights under U.S. federal securities laws in foreign courts.
There is no treaty between the United States and France for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. court based on civil liability would not be enforceable in France unless recognized by French courts. Moreover, an SEC decision ordering the payment of a fine would not be enforceable in France.
If a U.S. judgment is not recognized in France, the parties would have to re-litigate their dispute before a French court, provided such court has jurisdiction over the dispute. Accordingly, there can be no assurance that U.S. investors will be able to enforce any civil judgments obtained in U.S. courts, including under U.S. federal securities laws, against the Company or our directors, our officers or certain experts who are residents of France or other foreign countries. In addition, there is doubt as to whether a French court would impose civil liability on the Company, our directors, our officers or certain of our experts in an action based on U.S. federal securities laws even if brought in a French court of competent jurisdiction.
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
The French Ruling could be revoked if the description and legal analysis of the holding structure of the shares of the Company after the completion of its transfer from the Netherlands to France was inaccurate.
The various confirmations obtained from the French tax authorities on October 11, 2019 (the “French Ruling”) (set forth under section “Item 10. Additional Information - E - Taxation” below) are based on the description and legal analysis of the holding structure of the shares of the Company made by the Company to the French tax authorities in its ruling request. If the French tax authorities were to consider that the description or legal analysis in the ruling request with regards to the holding structure of the shares of the Company is inaccurate, notably to the extent that such description and analysis are based on U.S. securities law notions that are foreign to French law, the French tax authorities could decide to revoke the French ruling and such decision could have adverse tax consequences to our shareholders.
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
As of the effectiveness of the Transfer, each outstanding Class A ordinary share of Constellium SE with its head office in Amsterdam, the Netherlands, automatically became an ordinary share of Constellium SE with its head office in Paris, France. The Company’s ordinary shares continue to be listed on the NYSE under the symbol “CSTM” and began trading under Constellium SE, a French company, on December 13, 2019.
Since the Transfer, any references to French law and the Articles of Association herein are references to French law and the Articles of Association of the Company, respectively, following the Conversion and Transfer.
For information on our historical capital expenditures and capital expenditures currently in progress, see “Item 5. Operating and Financial Review and Prospects—Cash Flows—Historical Capital Expenditures” and “—D. Property, Plants and Equipment.” We expect to finance our capital expenditures currently in process with a combination of internal and external financing sources.
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
The Company
Overview
We are a global leader in the design and manufacture of a broad range of innovative rolled and extruded aluminium products, serving primarily the packaging, aerospace, automotive as well as defense and other transportation and industry end-markets. Our business model is to add value by converting aluminium into semi-fabricated and in some instances fabricated products. We supply numerous blue-chip customers with value-added products for performance-critical applications. Our product portfolio generally commands higher margins as compared to less differentiated, more commoditized fabricated aluminium products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.
As of December 31, 2021, we operated 29 manufacturing facilities, 3 R&D centers and 3 administrative centers in Baltimore, Maryland, Paris, France and Zürich, Switzerland. We believe our portfolio of flexible, integrated and strategically located facilities is among the most technologically advanced in the industry and that the significant growth investments we have made now position us well to capture expected demand growth in each of our end markets. It is our view that our established presence in Europe, North America and China combined with more than 50 years of manufacturing experience, quality and innovation, strategically position us to be a leading supplier to our global customer base. The Company had approximately 12,000 employees as of December 31, 2021.
We seek to sell to end-markets that have attractive characteristics for aluminium, including (i) stability through economic cycles as seen in our North American and European packaging businesses, (ii) rigorous and complex technical requirements as seen in our global aerospace and automotive businesses, and (iii) favorable growth fundamentals seen in packaging, automotive business, and transportation markets generally.
We have invested capital not only to maintain the condition of our assets, but also to take advantage of a number of attractive growth opportunities including: (i) Auto Body Sheet capabilities in Muscle Shoals, Alabama, in Bowling Green, Kentucky, in Neuf-Brisach, France, and in Singen, Germany (ii) new Automotive Structures operations in San Luis Potosi, Mexico, in White, Georgia, in Vigo, Spain, and in Zilina, Slovakia and Automotive Structures facility expansions in Gottmadingen and Dahenfeld, Germany and in Van Buren, Michigan (iii) additional extrusion capability in Děčín, Czech Republic and in Singen, Germany and (iv) a new casthouse in Děčín, Czech Republic and (v) a number of other incremental growth initiatives across our operations.
Our unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our customer base includes market leading firms in packaging, aerospace, and automotive, such as AB InBev, Ball Corporation, Crown Holdings, Inc., Airbus, Boeing, and many premium automotive OEMs, including BMW AG, Mercedes-Benz AG and Ford Motor Company. We believe that we are a critical supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers. We believe that this integrated collaboration with our customers for high value-added products reduces substitution risk, supports our competitive position and is difficult to replicate.
For the years ended December 31, 2021, 2020 and 2019, the Company’s key operational and financial metrics were as follows:

	For the years ended December 31,
(in millions of euros, unless otherwise noted)	2021	2020	2019
Shipments (kt)	1,571	1,431	1,589
Revenue	6,152	4,883	5,907
Net income / (loss)	262	(17)	64
Adjusted EBITDA	581	465	562
Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”
References to “tons” throughout this Annual Report are to metric tons.
For information on our Revenue by geographic market, see Note 3 to the Consolidated Financial Statements.
Our Strategy
Our mission is to meet customers’ and society’s need for lightweight, strong and sustainable aluminum products while generating attractive returns for our shareholders.
We aim to achieve our mission by expanding our leading position as an innovative, go-to-supplier of technologically advanced and responsible fabricated aluminium solutions. We are committed to building a safe and sustainable company and becoming the most exciting company in our industry. This means developing, manufacturing and promoting products that are sustainable for the benefit of our customers and end consumers, reducing our emissions and our waste, investing in our people, supporting our communities, adhering to sound governance principles, and creating shareholder value.
To achieve these objectives, we have built a business strategy centered around six core principles:
(i)Focus on High Value-added and Responsible Products
We are primarily focused on our three strategic end-markets—packaging, aerospace and automotive—in which we have leading positions and established relationships with many of the main manufacturers. These are also markets where we believe that we can differentiate ourselves through our high value-added and specialty products which make up the majority of our product portfolio. We have made substantial investments to develop unique R&D and technological capabilities and to increase our recycling capacity, which we believe give us a competitive advantage in quality, design, innovation and sustainability. We leverage aluminium’s inherent sustainability characteristics — lightweight, durable, and infinitely recyclable – to produce environmentally responsible products. We believe our differentiated products provide significant benefits to our customers in many areas such as weight reduction, higher strength and better formability, and contribute to their objective of reducing carbon emissions. In addition, these products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends. We intend to continue to invest in our R&D and technological capabilities to develop a high value-added and responsible product portfolio.
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
(iii)Optimize Margins and Asset Utilization Through Rigorous Product Portfolio Management
We are highly focused on maximizing the throughput of our facilities to increase the tons per machine hour and profitability per machine hour. We believe there are significant opportunities to do so through rigorous focus on the products we choose to make and optimizing the throughput of these products in our facilities. For example, given our manufacturing configurations, there are certain products that our facilities are better equipped to manufacture. As a consequence, we not only manufacture them more efficiently and at a lower cost, but also we reduce our energy consumption and improve our environmental footprint. This rigor encompasses both the existing portfolio as well as new product development. In addition, we strive to increase our throughput through our investments in asset integrity, and through continuous improvements in our operations such as debottlenecking and optimizing equipment uptime, recovery and mill speed. Finally, we intend to complement these efforts with increased recycling which will strengthen our margins, reduce our dependence on external slab and billet suppliers and enhance the sustainability of our products.
(iv)Strictly Control Cost, Continuously Improve and Manage Resources Responsibly
We believe that there are significant opportunities to reduce our operating costs and improve our operations by implementing manufacturing excellence initiatives, metal management programs and other cost, energy reduction, waste and water management initiatives. We aim to establish best-in-class operations and achieve cost reductions by standardizing manufacturing processes and reducing waste, while still allowing the flexibility to respond to local market demands. An important part of this continuous improvement plan is our focus on responsible resource management, including minimizing energy and water usage, maximizing scrap input and efficiently managing other resources used by the Company, including capital.
(v)Manage Capital Through a Disciplined Approach and Increase Financial Flexibility
We have invested capital in a number of attractive growth opportunities to advance our production capabilities, product offering and sustainability profile. One example of this is our light weight solutions for the automotive market. We are highly focused on realizing attractive returns on the capital we invest to grow our business and, as a result, very discriminating on where we invest capital. We will remain disciplined with respect to future capital deployment and to capital allocation decisions more generally.
In addition, we are highly focused on increasing our financial flexibility through earnings growth and free cash flow conversion which will enable us to reduce our debt. This includes strict cost control but also working capital management and disciplined capital spending. We believe having increased financial flexibility is critical to achieving our long-term objective of investing in our operations and in our people such that we are the supplier-of-choice for high value-added, specialized, technologically-advanced products.
(vi)Commit to Our People and Communities
We believe our people are among the best in the industry. This is a competitive strength which allows us to be a leader in our industry. We strive to promote a safe and inclusive environment where everyone is valued, can contribute and thrive. Safety is our highest priority. Our safety results are among the best in the industry and we remain committed to continuous improvement. We are also committed to recruiting and retaining a qualified and diverse pool of talent and ensuring opportunities for our employees to grow. Lastly, we strive to be socially responsible operators in our communities and are committed to supporting the communities around us.
Recent Developments
On February 23, 2022, we announced that in accordance with the Company’s Articles of Association, Richard B. Evans will step down as Chair of the Board of Directors at the Company’s next annual shareholders’ meeting and, following a decision of the Board, will be succeeded by Jean-Christophe Deslarzes.
Our Operating Segments
Our business is organized into three operating segments:
(i) Packaging & Automotive Rolled Products (P&ARP) includes the production of rolled aluminium products in our European and North American facilities. We supply the packaging market with canstock and closure stock for the beverage and food industry, as well as foil stock for the flexible packaging market. In addition, we supply the automotive market with a number of technically sophisticated applications such as Auto Body Sheet ("ABS") and heat exchanger materials.
(ii) Aerospace & Transportation (A&T) includes the production of rolled aluminium products and very limited volumes of extruded products in our European and North American facilities. We supply rolled aluminum products in plate and sheet form for the aerospace market and for transportation, industry and defense end-uses.
(iii) Automotive Structures & Industry (AS&I) includes the production of extruded aluminum products and aluminum structural components. We supply technologically advanced structural components for the automotive industry including crash-management systems, body structures, side impact beams and battery enclosures in our European, North American and Chinese facilities. In addition, we fabricate hard and soft aluminium alloy extruded profiles in a number of our other European facilities for a range of high demand industry applications in the automotive, engineering, rail and other transportation end markets.

Table: Overview of Operating Segments (as of December 31, 2021)

	Packaging & Automotive Rolled Products	Aerospace & Transportation	Automotive Structures & Industry

Manufacturing Facilities[1]	• 4 (France, Germany, U.S.)	• 6 (France, U.S., Switzerland)	• 19 (France, Germany, Switzerland, Czech Republic, Slovakia, Spain, U.S., Canada, Mexico, China)
Employees	3,900	3,400	4,600
Key Products	• Can stock • Foilstock • Closure stock • Auto Body Sheet • Rolled products for heat exchangers • Specialty reflective sheet (Bright)	• Aerospace plates, sheets and extrusions • Aerospace wing skins • Plate and sheet for transportation, industry and defense applications	• Automotive extruded products • Other extruded products including: •Soft alloys •Hard alloys •Large profiles
Key Customers	• Packaging: AB InBev, Amcor, Ardagh Group, Ball Corporation, Can-Pack, Coca-Cola, Crown • Automotive: Audi, BMW AG, Mercedes-Benz AG, Stellantis, Valeo, Volkswagen	• Aerospace: Airbus, Boeing, Bombardier, Dassault • Transportation, Industry, Defense and Distribution: Amari, Nexter Systems, Ryerson, ThyssenKrupp	• Automotive: Audi, BMW AG, Mercedes-Benz AG, Ford, Porsche, Stellantis • Rail: CAF, Hitachi, Stadler
Select Key Facilities	• Neuf-Brisach (France) • Singen (Germany) • Muscle Shoals (Alabama, U.S.) • Bowling Green (Kentucky, U.S.)	• Issoire (France) • Sierre (Switzerland) • Ravenswood (West Virginia, U.S.)	• Děčín (Czech Republic) • Singen (Germany) • Gottmadingen (Germany) • Van Buren (Michigan, U.S.)
% of total Revenue (for the twelve months ended December 31, 2021)	60%	18%	22%
% of Adjusted EBITDA[2] (for the twelve months ended December 31, 2021)	59%	19%	25%
1Our 29 manufacturing facilities are located in 27 sites, two of which are shared between two operating segments.
2The difference between the sum of Adjusted EBITDA for our three segments and the Company’s Adjusted EBITDA is attributable to Holdings and Corporate.

The following table presents our shipments by product lines:

(in thousand metric tons)	For the year ended December 31,
	2021	2020	2019
Packaging rolled products	833	785	822
Automotive rolled products	228	207	234
Specialty and other thin-rolled products	43	27	41
Aerospace rolled products	53	78	120
Transportation, industry, and other rolled products	153	105	122
Automotive extruded products	115	108	123
Other extruded products	146	121	127
Total shipments	1,571	1,431	1,589

Packaging & Automotive Rolled Products Operating Segment
In our Packaging & Automotive Rolled Products operating segment, we develop and produce customized aluminium sheet solutions. For the year ended December 31, 2021, approximately 75% of operating segment volume was in packaging rolled products, which primarily includes beverage and food canstock as well as closure stock and foil stock, approximately 21% of operating segment volume was in automotive rolled products, and approximately 4% of operating segment volume was in specialty and other thin-rolled products.
We are a leading European and North American supplier of canstock and the leading worldwide supplier of closure stock. We are also a major player in automotive rolled products for ABS in both Europe and North America, and for heat exchangers in Europe. These products are subject to the exacting requirements and qualification processes of our customers which we consider provides us with a competitive advantage and represents a barrier to entry for new competitors. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive firms and global industrial companies. Our customers include AB InBev, Amcor Ltd., Ardagh Group S.A, Ball Corporation, Can-Pack S.A., Coca-Cola, Crown Holdings, Inc., Mercedes-Benz AG, Ford, Stellantis and VW Group. Our customer contracts in packaging usually have a duration of three to five years. Our customer contracts in automotive are usually valid for the lifetime of a model, which is typically five to seven years.
We have two integrated rolling operations located in Europe and one in the U.S. Neuf-Brisach, our facility in France, is a fully integrated aluminium recycling, rolling and finishing facility producing both canstock and ABS. Singen, located in Germany, is a rolling and finishing facility specialized in high-margin niche applications. Muscle Shoals, Alabama, is a fully integrated aluminium recycling, rolling and finishing facility producing both canstock and ABS. We also operate a finishing line for ABS in Bowling Green, Kentucky.

The following table summarizes our volume, revenue and Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	For the year ended December 31,
(in millions of euros, unless otherwise noted)	2021	2020	2019
Packaging & Automotive Rolled Products:
Segment Shipments (kt)	1,104	1,019	1,097
Segment Revenue	3,698	2,734	3,149
Segment Revenue (€/ton)	3,350	2,683	2,871
Segment Adjusted EBITDA(1)	344	291	273
Segment Adjusted EBITDA(€/ton)	312	286	249
Segment Adjusted EBITDA margin	9%	11%	9%
__________________
(1)Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”
Aerospace & Transportation Operating Segment
Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminium and specialty material products with wide applications across the global aerospace, transportation, industry and defense sectors. Approximately 26% of the segment volume for the year ended December 31, 2021 was in aerospace rolled products and approximately 74% was in transportation, industry, defense and other rolled product applications.
We offer a wide range of products including plate, sheet, extrusions and a few precision cast products which allow us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, supply-chain solutions, advanced R&D capabilities, extensive recycling capabilities and a portfolio of plants with an extensive range of capabilities across Europe and North America. Our customers are diverse and range from Airbus and Boeing in aerospace to Ryerson, ThyssenKrupp and Nexter Systems in transportation, industry and defense.
We have two integrated rolling operations located in Issoire, France and Ravenswood, West Virginia. These integrated facilities have extensive capabilities such as producing wide and very thick gauge plates required for certain civil and commercial aerospace programs and a range of transportation, industry and defense applications. In addition, we operate three other sites located in Sierre, Switzerland, Ussel and Montreuil-Juigné, France.
Downstream aluminium products for the aerospace market require relatively high levels of R&D investment and advanced technological capabilities, and therefore tend to command higher margins compared to more commoditized products. We work in close collaboration with our customers to develop highly engineered solutions to fulfill their specific requirements. For example, we developed Airware®, a lightweight specialty aluminium-lithium alloy, for our aerospace customers to address increasing demand for lighter and more fuel-efficient aircraft.
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
The majority of our contracts with our largest aerospace customers have a term of five to ten years, which provides visibility on volumes and profitability. We expect demand for our aerospace products to directly correlate with aircraft backlogs and build rates. As of December 31, 2021, the backlog reported by Airbus and Boeing for commercial aircraft reached 11,332 units on a combined basis.
We also serve the transportation, industry and defense end markets. Our product portfolio in these segments include both specialty products as well as standard products. Specialty products are differentiated products, which are engineered to meet specific customer needs and as such have specific properties (e.g., mechanical properties, dimensions, surface aspect, etc.). Standard products typically face higher levels of competition in the regions that we serve. The majority of our contracts in the transportation and defense industry typically last between one to three years.
The following table summarizes our volume, revenue and Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	For the year ended December 31,
(in millions of Euros, unless otherwise noted)	2021	2020	2019
Aerospace & Transportation:
Segment Shipments (kt)	206	183	242
Segment Revenue	1,142	1,025	1,462
Segment Revenue (€/ton)	5,548	5,601	6,041
Segment Adjusted EBITDA(1)	111	106	204
Segment Adjusted EBITDA(€/ton)	539	580	843
Segment Adjusted EBITDA margin	10%	10%	14%
__________________
(1)Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”
Automotive Structures & Industry Operating Segment
Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems, body structures, side impact beams and battery enclosures components and (ii) soft and hard alloy extrusions for automotive, road, energy and building and construction and iii) large profiles for rail and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Approximately 44% of the segment volume for the year ended December 31, 2021 was in automotive extruded products and approximately 56% was in other extruded product applications.
In our automotive structures business, a series of aluminium extrusions are consolidated into a system for specific automotive applications. Due to the unique combination of strength and weight, aluminium extrusions are increasingly favored in this segment. We believe that we are one of the largest providers of aluminium automotive crash management systems globally. We manufacture automotive structural products for some of the largest European and North American car manufacturers supplying the global market, including Mercedes-Benz AG, BMW AG, VW Group, Stellantis and Ford. Our automotive structures contracts are typically five to seven years in duration, which usually represent a lifetime of a model.
In our Industry businesses, we serve a broad range of customers across a number of industries including automotive, rail, industrial and other transportation markets in Europe. Our Industry business is tied to contracts that typically last up to one year on average.
Nineteen of our facilities, located in North America, the Czech Republic, France, Germany, Slovakia, Spain, Switzerland and China, manufacture products sold in our Automotive Structures & Industry operating segment. We believe our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic utilize significant amounts of recycled aluminium and help provide security of metal supply. We also produce soft alloy extrusions for customers primarily in Germany and France, with customized solutions for a diverse number of end markets.

We operate a joint venture, Astrex Inc., which produces automotive extruded profiles in Ontario, Canada, for our North American operations, and a joint venture, Engley Automotive Structures Co., Ltd., which produces aluminium crash management systems in China.
We believe that we have strong market positions given our R&D and manufacturing capability in Automotive Structures. Led by our partnership with Brunel University, London, United Kingdom, we have developed proprietary alloys and manufacturing technology which enables us to deliver differentiated design, engineering and manufacturing capabilities to our customers, and to accelerate time to market.
The following table summarizes our volume, revenue and Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	For the year ended December 31,
(in millions of Euros, unless otherwise noted)	2021	2020	2019
Automotive Structures & Industry:
Segment Shipments (kt)	261	229	250
Segment Revenue	1,383	1,167	1,351
Segment Revenue (€/ton)	5,292	5,096	5,404
Segment Adjusted EBITDA(1)	142	88	106
Segment Adjusted EBITDA(€/ton)	545	382	423
Segment Adjusted EBITDA margin	10%	8%	8%
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

Constellium
Aluminium Suppliers
Aluminium Smelters
Aluminium Recyclers
Value-Add Downstream Aluminium Products
Rolled products
Extrusions
Automotive structures
Recycling
Metal pass-through business model with limited exposure to commodity price risk
Customers
Automotive
Aerospace
Packaging
Specialties
Transportation
Industry
Defense

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
The aluminium rolled products industry is characterized by economies of scale as significant capital investments are required to achieve and maintain technological capabilities and demanding customer qualification standards. The service and efficiency demands of large customers have encouraged consolidation among suppliers of aluminium rolled products.
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
The following chart illustrates expected global demand for aluminium rolled products according to CRU International Limited (“CRU”). The compound annual growth rate (“CAGR”) between 2021 and 2026 for the flat rolled products market is expected to be 4.1% according to CRU.
Projected Aluminium Flat Rolled Products Demand (in kt)
Source: CRU International Ltd.
(Asia Pacific includes Japan, China, India, South Korea, Australia, Middle East and other Asia. Other includes Central and South America, and Africa)
Aluminium Extrusions and Automotive Structures Overview
Aluminium extrusion is a technique used to transform aluminium billets into objects with a defined cross-sectional profile for a wide range of uses. In the extrusion process, heated aluminium billet is forced through a die. Extrusions can be manufactured in many sizes and in almost any shape. The extrusion process makes the most of aluminium’s unique combination of physical characteristics. Its malleability allows it to be easily cast and machined. Aluminium is one-third the density of steel but has the same stiffness, so the resulting products offer strength and stability, particularly when alloyed with other metals.
Extruded profiles can be produced in solid or hollow form, while additional complexities can be applied using advanced die designs. After the extrusion process, a variety of options are available to adjust the color, texture and brightness of the aluminium’s finish. This may include aluminium anodizing or painting.
Today, aluminium extrusions are used for a wide range of purposes, including building, transportation and industrial markets. Virtually every type of vehicle contains aluminium extrusions, including cars, boats, bicycles and trains. Home appliances and tools take advantage of aluminium’s excellent strength-to-weight ratio. The increased focus on green building is also leading contractors and architects to use more extruded aluminium products, as aluminium extrusions are corrosion-resistant and offer design flexibility. These diverse applications are possible due to the advantageous attributes of aluminium, including its particular blend of strength and ductility, its conductivity, its non-magnetic properties and its ability to be recycled repeatedly without loss of integrity. We believe that all of these capabilities make aluminium extrusions a viable and adaptable solution for a growing number of manufacturing needs.
Our Key End-markets
We have a significant presence in (i) the packaging end-markets, which have historically been relatively stable and recession-resilient and are now growing with the increased demand for sustainable packaging, (ii) the automotive end market which has exhibited steady growth based on the light weight and strength attributes of aluminium, (iii) the aerospace end-markets, which are poised to recover and continue to have attractive longer term growth prospects and (iv) a number of niche specialty end markets including transportation, industry, defense and bright products that diversify our exposure to economic trends.
Packaging
Our Packaging & Automotive Rolled Products operating segment serves the packaging market which has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability.
Aluminium beverage cans represented approximately 23% of the total European aluminium flat rolled demand by volume and 38% of total North American flat rolled demand in 2021. According to CRU, aluminium demand for the canstock market in Europe and North America is expected to grow by 3.7% and 3.4% per year between 2021 and 2026, respectively.
Aluminium is a preferred material for beverage packaging as it allows drinks to chill faster, can be stacked for transportation and storage more densely than competing formats (such as glass bottles), is highly formable for unique or differentiated branding, and offers the environmental advantage of easy, cost- and energy-efficient recycling. As a result of these benefits, aluminium is displacing tinplate, glass and plastics as the preferred packaging material in certain markets. In both Europe and North America, aluminium is increasingly the beverage packaging container of choice and is experiencing increased demand. We are benefiting from increased can consumption and from growth in specialty products such as cans used for craft beers, seltzers and energy drinks given, among other factors, its sustainability attributes.

Total European Rolled Products Consumption Can Stock (kt)	Total North American Rolled Products Consumption Can Stock (kt)

Source: CRU International Ltd., Aluminium Rolled Products Market Outlook November 2021	Source: CRU International Ltd., Aluminium Products Market Outlook November 2021

Automotive
We supply the automotive sector with rolled products out of our Packaging & Automotive Rolled Products operating segment and extruded and fabricated products out of our Automotive Structures & Industry operating segment. Our automotive products are predominantly used in premium models, light trucks and sport utility vehicles manufactured by the European and North American OEMs.
In our view, the main drivers of automotive sales are overall economic growth, credit availability, consumer prices and consumer confidence. According to CRU, light vehicle production is expected to grow in Europe and North America by approximately 6.6% per annum from 2021 to 2026.

Vehicle Production(1)
Source: CRU International Ltd, Global & Economic Outlook December 2021
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
We believe that the vehicle lightweighting trend will continue as increasingly stringent EU and U.S. regulations relating to reductions in carbon emissions will force the automotive industry to increase its use of aluminium to “lightweight” vehicles. In Europe, EU legislation has set mandatory emission reduction targets for new cars such that by 2021, the fleet average to be achieved by all new cars is 95 grams of CO2 emissions per kilometer (g/km) compared to an average target of 130g/km in 2015. In the United States, we expect that U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as fluctuating fuel prices, will continue to drive aluminium demand in the automotive industry.
As electric vehicles become more widespread, we believe the demand for aluminium in the automotive industry will increase due to the greater importance of lightweighting to maximize range. Aluminium thermal conductivity is a significant inherent advantage for battery boxes in electric vehicles and aluminium also has superior energy absorption as compared to steel. Whereas growth in aluminium use in vehicles has historically been driven by increased use of aluminium castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs.

According to CRU, the consumption of ABS between 2021 and 2026 will grow 12.4% per annum in Europe and 11.3% per annum in North America.

Total European Automotive Body Sheet Flat Rolled Products Consumption (kt)	Total North American Automotive Body Sheet Flat Rolled Products Consumption (kt)

Source: CRU International Ltd., Aluminium Products Market Outlook November 2021	Source: CRU International Ltd., Aluminium Products Market Outlook November 2021

Aerospace
Demand for aerospace plate and sheet is primarily driven by the build rate of commercial aircraft, which we believe will be supported for the foreseeable future by (i) the ongoing recovery from the low demand caused by the COVID-19 pandemic and (ii) necessary replacement of aging fleets by airline operators, particularly in the United States and Western Europe, and (ii) increasing global passenger air traffic, particularly in China. While the pace of fleet replacement and passenger traffic growth have been impacted due to the global pandemic caused by COVID-19, over the longer term, the fundamentals driving aerospace demand growth remain intact. Between 2019 and 2040, Boeing predicts approximately 43,610 new aircrafts across all categories of large commercial aircraft of which 40% of sales of new airplanes will be to Asia Pacific, 41% to Europe and North America and the remaining 19% delivered to the Middle East, Latin America, Russia, Central Asia and Africa.
According to CRU, aluminium demand for the aerospace rolled products markets in North America and Europe is expected to increase by 13.8% per annum from 2021 to 2025 due to significant recovery from COVID-19 led downturn.

World’s Commercial Aircraft Fleet (thousands)	Fleet Development Driven by Passenger Demand and Aging Fleet (units)

Source: Boeing 2021 current market outlook	Source: Boeing 2021 current market outlook

Aerospace Flat Rolled Products Consumption (kt)
Source: CRU International Ltd., Aluminium Rolled Products Market Outlook November 2021

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
Sales and Marketing
Our sales force is based in Europe (France, Germany, Czech Republic, United Kingdom and Switzerland), the U.S. and Asia (Seoul and Shanghai). We primarily serve our customers directly and in some cases through distributors.
Raw Materials and Supplies
Approximately 69% of our rolling slab demand and approximately 61% of our extrusion billet demand are produced in our own internal cast-houses. In addition, our external rolling slab and extrusion billet supplies are secured through long-term contracts with several upstream companies. All of our top 10 overall metal suppliers (covering rolling slabs, extrusion billets, primary, high purity, scrap and hardeners) have been long-standing suppliers to our plants (in many cases for more than 10 years) and, in aggregate, accounted for approximately 55% of our total metal purchases (in terms of volumes) for the year ended December 31, 2021. We typically enter into annual or multi-year contracts with these metal suppliers pursuant to which we purchase various types of metal, including:
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
Our operations use natural gas and electricity, which represents the fourth largest component of our cost of sales, after metal, labor costs and depreciation. We purchase natural gas and electricity from the market and typically we secure a large part of our natural gas and electricity needs pursuant to fixed-price commitments well in advance of the need. To reduce the risks associated with our natural gas and electricity requirements, we use forward contracts or financial futures with our suppliers to fix the commodity component of the energy costs. Furthermore, in a number of our longer-term sales contracts, we include indexation clauses on energy prices that provide some protection in the event of fluctuating energy prices.
Our Customers
Our customer base includes some of the leading manufacturers in the packaging, aerospace and automotive end-markets. We have a relatively diverse customer base with our 10 largest customers representing approximately 53% of our revenue for year ended December 31, 2021. We generally have long-term relationships with our significant customers, many of which span decades.
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
Competition
The worldwide rolled and extruded aluminium industry is highly competitive, and we expect this dynamic to continue for the foreseeable future. We believe the most important competitive factors in our industry are: product quality, price, timeliness of delivery and customer service, geographic coverage and product innovation. Aluminium competes with other materials such as steel, plastic, composite materials and glass for various applications. Our key competitors in our Packaging & Automotive Rolled Products operating segment are Arconic Inc., Kaiser Aluminum, Novelis Inc., Speira and Tri-Arrows Aluminum Inc. Our key competitors in our Aerospace & Transportation operating segment are Arconic Inc., Austria Metall AG, Kaiser Aluminum, Novelis Inc. and Universal Alloy Corporation. Our key competitors in our Automotive Structures & Industry operating segment are Benteler International AG, Gestamp, Magna, Martinrea, Metra Aluminum, Nemak, Norsk Hydro ASA, Otto Fuchs KG, Sankyo Tateyama, Inc. and Whitehall Industries.
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
We invested €39 million in R&D in the year ended December 31, 2021, €39 million in R&D in the year ended December 31, 2020 and €48 million in R&D in the year ended December 31, 2019.
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
Additionally, in the Constellium University Technology Center, inaugurated in 2016 at Brunel University London, United Kingdom, a dedicated team of R&D engineers and project managers translate technology from the lab to new customer programs and to our plants for production. The facility features industrial scale casting and extrusion equipment, forming technology and extensive joining methods, enabling us to leverage our proprietary alloys and strong manufacturing innovation capabilities to develop engineered solutions adapted to customer needs, and accelerate time to market.
Our R&D center located in Plymouth, Michigan opened in 2016 in order to improve our support to North American automotive customers by addressing specific market requirements related to our aluminium based light weighting solutions.

As of December 31, 2021, the research and development center in Voreppe employed 234 people, of which 211 were scientists and technicians. The research technology center in Brunel, United Kingdom, employed 49 Constellium employees. In addition, there were 21 employees from Brunel University and other academic partners working on Constellium innovation programs. The research and development center in Plymouth employed 5 people.
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
We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate close down and environmental remediation costs provisions at December 31, 2021 were €88 million. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.
We have incurred, and in the future will continue to incur, operating expenses related to environmental compliance. As part of our general capital expenditure plan, we expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts as energy consumption, air emissions, water releases, waste streams optimization.
Litigation and Legal Proceedings
The Company is involved, and may become involved, in various lawsuits, claims and proceedings relating to customer claims, product liability, employee and retiree benefit matters, and other commercial matters. The Company records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised are or can be highly complex and subject to significant uncertainties and amounts claimed are and can be substantial. As a result, the probability of loss and an estimation of damages are and can be difficult to ascertain. From time to time, asbestos-related claims are also filed against us, relating to historic asbestos exposure in our production process. We have made reserves for potential occupational disease claims for a total of €9 million as of December 31, 2021. It is not anticipated that any of our currently pending litigation and proceedings will have a material effect on the future results of the Company.

C.	Organizational Structure
The following diagram reflects our simplified corporate legal entity structure as of March 11, 2022. Percentages reflect ownership interest where ownership interest is less than 100%. The country listed for each legal entity below depicts such entity’s jurisdiction of incorporation.

Constellium SE (France)
Constellium International (France)
Constellium France Holdco (France)
Constellium Valais SA (Switzerland)
95%
5%
Constellium Extrusions Decin s.r.o (Czech Republic)
Constellium Germany Holdco GmbH & Co. KG (Germany)
Constellium Switzerland AG (Switzerland)
90%
10%
Constellium Deutschland GmbH (Germany)
C-TEC Constellium Technology Center (France)
Constellium Neuf Brisach (France)
Constellium Issoire (France)
Constellium Finance (France)
Constellium Singen GmbH (Germany)
99.99% (general partner)
Constellium Rolled Products Singen GmbH & Co. KG (Germany)
Engineered Products International SAS (France)
Constellium US Holdings I, LLC (USA)
26.96%
73.04%
Constellium US Intermediate Holdings LLC (USA)
Constellium Rolled Products Ravenswood, LLC (USA)
Constellium Automotive USA, LLC (USA)
Constellium Holdings Muscle Shoals LLC (USA)
Constellium Bowling Green LLC (USA)
Constellium Muscle Shoals LLC (USA)
Constellium Metal Procurement LLC (USA)
Constellium Muscle Shoals Funding II LLC (USA)
Constellium Muscle Shoals Funding III LLC (USA)

D.	Property, Plants and Equipment
At December 31, 2021, we operated 29 manufacturing facilities serving both global and local customers and three R&D centers, two in Europe and one in the United States. Among our production sites, we have seven major facilities (Muscle Shoals, Alabama, Neuf-Brisach, France, Issoire, France, Ravenswood, West Virginia, Singen, Germany, Déčín, Czech Republic and Sierre, Switzerland) catering to the needs of our Packaging & Automotive Rolled Products, Aerospace & Transportation and Automotive Structures & Industry operating segments:
•The Muscle Shoals, Alabama facility operates one of the largest and most efficient can reclamation facilities in the world. In addition, the facility utilizes multi-station electromagnetic casting, houses the widest hot line in North America and has the fastest can end stock coating line in the world. Production capabilities include body stock, tab stock, and end stock. In addition, we are producing cold coils for Auto Body Sheet. The capital expenditures invested in the facility were €119 million in the three-year period ended December 31, 2021.
•The Neuf-Brisach, France plant is an integrated recycling, casting, rolling and finishing facility. The plant is one of the biggest recyclers of aluminium in Europe, capable of producing sheets to the beverage and food can industries, with high levels of recycled content. With its state-of-the-art automotive finishing capabilities, the plant is well positioned as a major supplier of aluminium Auto Body Sheet. The plant also enjoys a strong position in heat exchanger material for the automotive market. The capital expenditures invested in the facility were €86 million in the three-year period ended December 31, 2021.
•The Issoire, France facility is one of the world’s two leading aerospace plate mills based on volumes. The plant operates two Airware® industrial casthouses and currently uses recycling capabilities to take back scrap along the entire fabrication chain. Issoire also produces high-technology materials for space market. Issoire works as an integrated platform with Ravenswood, West Virginia and Sierre, Switzerland, providing a significant competitive advantage for us as a global supplier to the aerospace industry. Issoire also produces sheet and plate products for the transportation, industry and defense markets with significant capabilities. The capital expenditures invested in the facility were €76 million in the three-year period ended December 31, 2021.
•The Ravenswood, West Virginia facility has significant capability to produce plate and sheet products for the aerospace, transportation, industry and defense markets. The facility has stretchers and wide-coil capabilities that make it one of the few facilities in the world capable of producing plates of a size needed for the largest commercial aircraft. The capital expenditures invested in the facility were €77 million in the three-year period ended December 31, 2021.
•The Singen, Germany rolling and extrusions plant has capabilities to make sheet and extruded products for the automotive, packaging, rail and other markets. The rolling operations are an integrated producer of aluminium sheet products primarily for specialty end markets. The extrusion operations have one of the largest extrusion presses in Europe and advanced extrusion presses that support the demand for automotive extrusions. We added our newest automotive press line in 2020. The capital expenditures invested in the facility were €105 million in the three-year period ended December 31, 2021.
•The Děčín, Czech Republic facility is a large integrated extrusion facility, mainly focusing on hard alloy extrusions for automotive and industrial applications, with significant recycling capabilities. It is located near the German border, strategically positioning it to supply the German, Czech and French Tier 1 suppliers and OEMs. Its integrated casthouse allows it to offer high value-add customized hard alloys to our customers. The capital expenditures invested in the facility were €24 million in the three-year period ended December 31, 2021.
•The Sierre, Switzerland facility is dedicated to precision plates for general engineering, aerospace plates and slabs and is a leading supplier of extruded products for high-speed train railway manufacturers and a wide range of applications. The Sierre facility includes the Steg casthouse that produces automotive, general engineering and aerospace slabs and the Chippis casthouse that has the capacity to produce non-standard billets for a wide range of extrusions. Its qualification to produce aerospace grade slabs and plate products increases the flexibility of our aerospace capabilities. The capital expenditures invested in the facility were €36 million in the three-year period ended December 31, 2021.

Our current manufacturing facilities are listed below by operating segment:

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
(1)Constellium Engley (Changchun) Automotive Structures Co Ltd is a Constellium joint venture with Changchun Engley Auto Parts Co. Ltd.
(2)Astrex Inc. is a Constellium joint venture with Can Art Aluminium Extrusions Inc.

The production capacity for our main plants as of December 31, 2021 is listed below. In 2021, the estimated utilization rate for these plants ranged from 70% to 98%.

Plant	Capacity
Neuf-Brisach	450 kt
Muscle Shoals	500-550 kt
Issoire	110 kt
Ravenswood	175 kt
Děčín	106 kt
Singen	300-320 Kt
Sierre	70-75 kt
__________________
Production capacity and utilization rates are estimates based in a theoretical output capacity assuming the plant operates with currently operating equipment and current staffing levels and product mix.
For information concerning the material plans to construct, expand or improve facilities, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following discussion and analysis is based principally on our audited Consolidated Financial Statements as of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021 included elsewhere in this Annual Report and is provided to supplement the audited Consolidated Financial Statements and the related notes to help provide an understanding of our financial condition, changes in financial condition, results of our operations, and liquidity. The following discussion is to be read in conjunction with Selected Financial Data and our audited Consolidated Financial Statements and the notes thereto which are included elsewhere in this Annual Report.
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
Overview
We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. As of December 31, 2021, we had approximately 12,000 employees, 29 manufacturing facilities, 3 R&D centers, and 3 administrative centers.
We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into three segments to better serve our customer base:
•Our Packaging & Automotive Rolled Products segment produces aluminium sheet and coils, which primarily includes beverage and food can stock, closure stock, foil stock and automotive rolled products.
•Our Aerospace & Transportation segment produces technologically advanced aluminium products, including plate, sheet and other fabricated products with applications across the aerospace, defense, transportation, and industrial sectors.
•Our Automotive Structures & Industry segment produces technologically advanced structures for the automotive industry (including crash-management systems, body structures, side impact beams and battery enclosures), soft and hard alloy extrusions and large extruded profiles for automotive, rail, energy, building and industrial applications.

For the year ended December 31, 2021, our segments represented the following percentages of total Revenue and total Adjusted EBITDA:

	Year ended December 31, 2021
(as a % of total)	Revenue	Adjusted EBITDA
P&ARP	60%	59%
A&T	18%	19%
AS&I	22%	25%
Holdings and Corporate	—%	(3)%
Total	100%	100%
Acquisitions
On January 10, 2019, pursuant to a purchase agreement with UACJ and its U.S. subsidiary, Tri-Arrows Aluminum Holding Inc. (“TAAH”), we acquired TAAH’s 49% stake in Constellium-UACJ ABS, LLC, which was renamed Constellium Bowling Green LLC, ("Bowling Green"), for $100 million plus the assumption of 49% of approximately $80 million of third party debt. In connection with the agreement with UACJ and TAAH, we and TAAH agreed to certain transitional commercial arrangements connected to the continuing operations and the business, including an agreement for a multiyear supply of cold coils. Bowling Green, which was previously accounted for under the equity method, is consolidated in our results since the acquisition date.

Management Review of 2021 and Outlook
Review
Constellium delivered strong results in 2021. Shipments increased 10% on strong demand from our packaging and industrial businesses. We overcame challenges and uncertainties brought on by the COVID-19 crisis, including continued weakness in aerospace demand, semiconductor shortages in automotive and other supply chain disruptions, as well as increasing inflationary pressures. We reported Revenue of €6.2 billion and net income of €262 million. We achieved record adjusted EBITDA of €581 million, including record results in both P&ARP and AS&I. We generated solid cash flows from operating activities and reduced our leverage to 3.4x.
Outlook
Looking forward to 2022, Constellium expects many of the trends from 2021 to continue with some improvement in our core aerospace and automotive markets. Packaging demand is expected to remain very strong in both North America and Europe. This demand is underpinned by strong consumer demand for infinitely recyclable aluminium cans, which has led our customers to announce new can lines in both North America and Europe. Demand from automotive customers is expected to continue to be negatively affected by the semiconductor shortage in the first half of the year and to improve in the second half of the year. We are starting to see the beginning of a recovery in aerospace demand and expect year-over-year shipment growth in the coming quarters. Industrial demand is expected to remain strong. We expect to experience inflationary cost pressures across our business including labor, energy and alloying metal costs. We remain confident in our ability to navigate through the expected market environment.
Key Factors Influencing Constellium’s Financial Condition and Results from Operations
Impact of COVID-19
The COVID-19 pandemic continued to adversely impact our business in 2021. Aerospace demand remained well below pre-pandemic levels given reduced demand for new aircraft. Automotive demand was also lower due to the semiconductor supply shortages. In addition, the pandemic had and continues to have direct and indirect adverse effects, including supply chain disruptions and cost inflation. Lastly, illness and quarantine requirements caused by COVID-19 have made staffing our operations more difficult. Although the duration and severity of this global pandemic or its ultimate impact on the global economy and our business and results cannot reasonably be estimated, we remain confident in our ability to navigate through this global crisis.

Economic Conditions and Markets
We are directly impacted by the economic conditions that affect our customers and the markets in which they operate. General economic conditions such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and prices that can be charged. We attempt to respond to the variability of economic conditions through the terms of our contracts with our customers and cost control.
In addition, although a number of our end-markets are cyclical in nature, we believe that the diversity of our portfolio and the secular growth trends we are experiencing in many of our core packaging, automotive and aerospace end markets will help the Company weather these economic cycles. In each of our three main end markets:
•Can packaging tends not to be highly correlated to the general economic cycle. In addition, we believe can sheet has an attractive long-term growth outlook due to increased consumer preference for cans as a package and the sustainable attributes of aluminium.
•In the automotive market, demand for aluminium has been increasing in recent years triggered by a light-weighting trend for new car models, which increases fuel efficiency, reduces emissions and increases vehicle safety. We expect this to continue and be enhanced by increased demand for electric vehicles.
•While aerospace demand is currently weak, we believe the longer term trends including increasing passenger traffic and fleet replacements with newer and more fuel efficient aircraft support a positive long term demand trend.
Aluminium Consumption
The aluminium industry is cyclical and is affected by global economic conditions, industry competition and product development. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, automotive and aerospace given its lightweight, high strength-to-weight ratio corrosion resistance and infinite recyclability. Due to these qualities, the penetration of aluminium in a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, greater purchasing power and increasing focus on sustainability and environmental issues, globally.
Aluminium Prices
Raw materials and consumables, where aluminum is the largest component by a wide margin, represented 71%, 64% and 67% of our cost of sales in the years ended December 31, 2021, 2020 and 2019, respectively. Aluminium prices are determined by worldwide forces of supply and demand and can be volatile. We operate a pass–through model and therefore, to the extent possible, avoid taking aluminium price risk. In case of significant sustained increases in the price of aluminium, the demand for our products may be affected over time.
The price we pay for aluminium includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums have been more volatile in recent years. Like LME prices, we seek to pass-through this regional premium price risk to our customers or to hedge it in the financial markets. However, in certain instances, we are not able to pass through or hedge this cost.
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
The average LME transaction price, Midwest Premium and Rotterdam Premium per ton of primary aluminium in the years ended December 31, 2021, 2020 and 2019 are presented below.

Average transaction prices per ton using U.S. dollar prices converted to Euros at the applicable European Central Bank rates:

	Year ended December 31,			Percent changes

(Euros per ton)	2021	2020	2019	2021 vs 2020	2020 vs 2019

Average LME transaction price	2,099	1,491	1,600	41%	(7)%
Average Midwest Premium	491	238	357	106%	(33)%
Average all-in aluminium price U.S.	2,590	1,729	1,957	50%	(12)%

Average LME transaction price	2,099	1,491	1,600	41%	(7)%
Average Rotterdam Premium	231	111	127	108%	(13)%
Average all-in aluminium price Europe	2,330	1,602	1,727	45%	(7)%
Product Price and Margin
Our products are typically priced based on three components: (i) the LME price, (ii) a regional premium and (iii) a conversion margin.
Our risk management practices aim to reduce, but do not entirely eliminate, our exposure to changing primary aluminium and regional premium prices. Moreover, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes. We do not apply hedge accounting for the derivative instruments entered into to hedge our exposure to changes in metal prices and the mark-to-market movements for these instruments are recognized in Other gains and losses—net.
Our results are also impacted by changes in the differences between the prices of primary and scrap aluminium. As we price our product using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to manufacture our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.
Volumes
The profitability of our businesses is determined, in part, by the volume of tons processed and sold. Increased production volumes will generally result in lower per unit costs. Higher volumes sold will generally result in additional revenue and associated margins.
Personnel Costs
Our operations are labor intensive. Our personnel costs represented 17%, 19% and 18% of our cost of sales, selling and administrative expenses and R&D expenses for the years ended December 31, 2021, 2020, and 2019, respectively. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during the summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity.
Personnel costs generally increase and decrease with the expansion or contraction in production levels of operating facilities. Personnel costs also generally increase in periods of higher inflation.
Energy
Our operations require substantial amounts of energy to run, primarily electricity and natural gas. Energy costs represented 3% of our cost of sales in each of the years ended December 31, 2021, 2020 and 2019.

The direction of energy costs will depend on the energy supply demand relationships in the regions we operate. Sustainability trends are expected to put upward pressure on energy costs over time which, in turn, could impact our costs.
Currency
We are a global company with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, Spain, Mexico, Canada and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the euro, the U.S. dollar and the Swiss Franc. As our presentation currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro have a translation impact on our results of operations.
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
Where we have multiple-year sales agreements in U.S. dollars by euro-functional currency entities, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in “Other gains and losses —net”.

Results of Operations

	For the years ended December 31,
(in millions of Euros and as a % of revenue)	2021		2020		2019

Revenue	6,152	100%	4,883	100%	5,907	100%
Cost of sales	(5,488)	89%	(4,393)	90%	(5,305)	90%
Gross profit	664	11%	490	10%	602	10%
Selling and administrative expenses	(258)	4%	(237)	5%	(276)	5%
Research and development expenses	(39)	1%	(39)	1%	(48)	1%
Other gains and losses - net	117	2%	(89)	2%	(23)	—%
Income from operations	484	8%	125	3%	255	4%
Finance costs - net	(167)	3%	(159)	3%	(175)	3%
Share of income / (loss) of joint ventures	—	—%	—	—%	2	—%
Income / (loss) before income taxes	317	5%	(34)	1%	82	1%
Income tax (expense) / benefit	(55)	1%	17	—%	(18)	—%
Net income / (loss)	262	4%	(17)	—%	64	1%
Shipment volumes (in kt)	1,571	n/a	1,431	n/a	1,589	n/a
Revenue per ton (€ per ton)	3,916	n/a	3,412	n/a	3,717	n/a
Results of Operations for the years ended December 31, 2021 and 2020
Revenue
For the year ended December 31, 2021, revenue increased by 26% to €6,152 million from €4,883 million for the year ended December 31, 2020. This increase reflected an increase in shipments and higher revenue per ton.

For the year ended December 31, 2021, sales volumes increased by 10% to 1,571 kt from 1,431 kt for the year ended December 31, 2020. This increase reflected an 8% increase in volumes for P&ARP, a 13% increase in volumes for A&T and a 14% increase in volumes for AS&I. For the year ended December 31, 2021, revenue per ton increased by 15% to €3,916 from €3,412 for the year ended December 31, 2020 reflecting higher metal prices partially offset by weaker mix.
Our revenue is discussed in more detail in the “Segment Results” section.
Cost of Sales
For the year ended December 31, 2021, cost of sales increased by 25% to €5,488 million from €4,393 million for the year ended December 31, 2020. This increase in cost of sales was primarily driven by an increase of €1,053 million, or 37%, in raw materials and consumables used due to higher volumes and higher metal prices and a €43 million, or 6%, increase in labor costs.
Selling and Administrative Expenses
For the year ended December 31, 2021, selling and administrative expenses increased by 9% to €258 million from €237 million for the year ended December 31, 2020. This increase was primarily due to a €24 million increase in labor costs, partially offset by a reduction of professional fees of €3 million.
Research and Development Expenses
For the year ended December 31, 2021, research and development expenses were stable at €39 million compared to the year ended December 31, 2020. Research and development expenses are presented net of €9 million and €10 million of research and development tax credits received in France for the years ended December 31, 2021 and 2020, respectively. In the year ended December 31, 2021, research and development expenses, excluding tax credits received were €22 million, €13 million, €12 million and €1 million for the P&ARP, A&T, AS&I and Holding & Corporate segments, respectively. In the year ended December 31, 2020, research and development expenses, excluding tax credits received were €19 million, €14 million, €13 million and €3 million for the P&ARP, A&T, AS&I and Holding & Corporate segments, respectively.
Other Gains and Losses, net

	For the years ended December 31,
(in millions of Euros)	2021	2020

Realized gains / (losses) on derivatives	113	(35)
Unrealized gains on derivatives at fair value through profit and loss—net	39	16
Losses reclassified from OCI as a result of hedge accounting discontinuation	—	(6)
Unrealized exchange gains from the remeasurement of monetary assets and liabilities—net	1	1
Impairment of assets	—	(43)
Restructuring costs	(3)	(13)
Losses on pension plan amendments	(32)	(2)
Losses on disposal	(3)	(4)
Other	2	(3)
Total other gains and losses, net	117	(89)

The following table provides an analysis of the realized and unrealized gains and losses by nature of exposure:

	For the years ended December 31,
(in millions of Euros)	2021	2020

Realized gains / (losses) on foreign currency derivatives	1	(4)
Realized gains / (losses) on commodity derivatives	112	(31)
Realized gains / (losses) on derivatives	113	(35)

Unrealized gains / (losses) on foreign currency derivatives	15	(9)
Unrealized gains on commodity derivatives	24	25
Unrealized gains on derivatives at fair value through profit and loss—net	39	16
Realized gains or losses relate to financial derivatives used by the group to hedge underlying commercial transactions. Realized gains and losses on these derivatives are recognized in Other Gains and Losses, net and are offset by the commercial transactions accounted for in revenue and cost of sales.
Unrealized gains or losses relate to financial derivatives used by the group to hedge forecasted commercial transactions. Unrealized gains or losses on these derivatives are recognized in Other Gains and Losses, net and are offset by the change in the value of forecasted transactions which are not yet accounted for.
Changes in realized and unrealized gains / (losses) on derivatives for the year ended December 31, 2021 as compared to the year ended December 31, 2020 were primarily due to the increase in metal prices.
In 2020, we determined that a portion of the hedged forecasted sales for the remainder of 2020 and for 2021 to which hedge accounting was applied were no longer expected to occur. Consequently, the fair value of the related derivatives accumulated in equity was reclassified to the income statement, which resulted in a €6 million loss for the year ended December 31, 2020.
In 2020, impairment charges of €43 million were primarily comprised of a €9 million and a €7 million impairment related to long lived assets of our Montreuil-Juigné, France and Ussel, France operations, respectively, within our A&T segment and a €13 million and €12 million impairment related to long lived assets of our White, GA, U.S. and Nanjing, China operations, respectively, within the AS&I segment.
For the year ended December 31, 2021, restructuring costs were €3 million. For the year ended December 31, 2020, restructuring costs were €13 million and were primarily related to restructuring plans in the U.S. and in Europe tied to the impact of COVID-19.
In 2021, the group recognized a loss of €31 million from past service costs following an adverse decision of the Fourth Circuit Court of Appeals in the dispute between Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 over the transfer of certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan to a third-party health network.
Finance Costs, net
For the year ended December 31, 2021, finance costs, net increased by €8 million, to €167 million from €159 million for the year ended December 31, 2020. This increase primarily reflects one-time costs, which included €15 million of redemption fees and a €12 million write-off of unamortized debt issuance costs relating to the refinancing of our Senior Notes in February and June 2021 and partial repayment in November 2021, partially offset by lower interest costs.
Income Tax
For the year ended December 31, 2021 and 2020, income tax was an expense of €55 million and a benefit of €17 million, respectively.

For the year ended December 31, 2021, our effective tax rate was 17% of our income before income tax compared to a statutory tax rate of 28.4%. Our effective tax rate was lower than the statutory rate, primarily due to the favorable impact from the use of previously unrecognized deferred tax assets and the geographical mix of our pre-tax results.
For the year ended December 31, 2020, our effective tax rate was 49% of our loss before income tax compared to a statutory rate of 32.0%. Our effective tax rate was higher than the statutory rate, due to the geographical mix of our pre-tax results and the favorable impact of the CARES Act and certain clarifications of tax law in the U.S. which allowed for the recognition of additional deferred tax assets on prior year loss carryforwards.
The statutory tax rate decreased to 28.4% in the year ended December 31, 2021 from 32.0% in the year ended December 31, 2020 as a result of changes in the applicable tax rates in France.
Net Income / Loss
As a result of the foregoing factors, we reported net income of €262 million in the year ended December 31, 2021 compared to a net loss of €17 million in the year ended December 31, 2020.

Results of Operations for the years ended December 31, 2020 and 2019
Revenue
For the year ended December 31, 2020, revenue decreased by 17% to €4,883 million from €5,907 million for the year ended December 31, 2019. This decrease reflects a 10% decrease in shipments and lower revenue per ton.
For the year ended December 31, 2020, sales volumes decreased by 10% to 1,431 kt from 1,589 kt for the year ended December 31, 2019. This decrease impacted our P&ARP segment by 7%, our A&T segment by 24% and our AS&I segment by 9%. The drop in volume was mostly driven by the fall in demand and production disruptions resulting from the COVID-19 pandemic.
For the year ended December 31, 2020, revenue per ton decreased by €305 per ton to €3,412 from €3,717 for the year ended December 31, 2019, reflecting lower metal prices.
Our revenue is discussed in more detail in the “Segment Results” section.
Cost of Sales
For the year ended December 31, 2020, cost of sales decreased by 17% to €4,393 million from €5,305 million for the year ended December 31, 2019. This decrease in cost of sales was primarily driven by a decrease of €703 million, or 20%, in raw materials and consumables used due to lower volumes and lower metal prices, a decrease of €108 million, or 13%, in labor costs compared to the prior year due to headcount reductions and COVID-19 related subsidies, a €34 million decrease in freight out costs as a result of lower shipments and a €22 million decrease in energy costs as a result of lower production volumes.
Selling and Administrative Expenses
For the year ended December 31, 2020, selling and administrative expenses decreased by 14% to €237 million from €276 million for the year ended December 31, 2019. The decrease reflected primarily the cost reduction initiatives implemented in response to the COVID-19 pandemic, including a reduction of employee benefit expenses by €24 million and professional fees by €13 million.
Research and Development Expenses
For the year ended December 31, 2020, research and development expenses decreased by 19% to €39 million from €48 million for the year ended December 31, 2019. Research and development expenses are presented net of €10 million and €12 million of research and development tax credits received in France for the years ended December 31, 2020 and 2019, respectively. In the year ended December 31, 2020, research and development expenses, excluding tax credits received were €19 million, €14 million, €13 million and €3 million for the P&ARP, A&T, AS&I and Holding & Corporate segments, respectively. In the year ended December 31, 2019, research and development expenses, excluding tax credits received were €22 million, €19 million, €15 million and €4 million for the P&ARP, A&T, AS&I and Holding & Corporate segments, respectively.

Other Gains and losses, net

	For the years ended December 31,
(in millions of Euros)	2020	2019

Realized losses on derivatives	(35)	(49)
Unrealized gains on derivatives at fair value through profit and loss—net	16	33
Losses reclassified from OCI as a result of hedge accounting discontinuation	(6)	—
Unrealized exchange gains from the remeasurement of monetary assets and liabilities—net	1	—
Impairment of assets	(43)	—
Restructuring costs	(13)	(4)
(Losses) / gains on pension plan amendments	(2)	1
Losses on disposal	(4)	(3)
Other	(3)	(1)
Total other gains and losses, net	(89)	(23)
The following table provides an analysis of the realized and unrealized gains and losses by nature of exposure:

	For the years ended December 31,
(in millions of Euros)	2020	2019

Realized (losses) / gains on foreign currency derivatives	(4)	7
Realized losses on commodity derivatives	(31)	(56)
Realized losses on derivatives	(35)	(49)

Unrealized (losses) / gains on foreign currency derivatives	(9)	2
Unrealized gains on commodity derivatives	25	31
Unrealized gains on derivatives at fair value through profit and loss—net	16	33
Realized gains or losses relate to financial derivatives used by the Group to hedge underlying commercial transactions. Realized gains and losses on these derivatives are recognized in Other Gains and Losses, net and are offset by the commercial transactions accounted for in cost of sales.
Unrealized gains or losses relate to financial derivatives used by the group to hedge forecasted commercial transactions. Unrealized gains or losses on these derivatives are recognized in Other Gains and Losses, net and are offset by the change in the value of forecasted transactions which are not yet accounted for.
Changes in realized and unrealized gains / (losses) on derivatives for the year ended December 31, 2020 as compared to the year ended December 31, 2019 reflected the decrease in metal prices.
In 2020, we determined that a portion of the hedged forecasted sales for the remainder of 2020 and for 2021 to which hedge accounting was applied were no longer expected to occur. Consequently, the fair value of the related derivatives accumulated in equity was reclassified to the income statement, which resulted in a €6 million loss for the year ended December 31, 2020.
In 2020, impairment charges of €43 million were recorded. The impairment charges recorded in 2020 were primarily comprised of a €9 million and a €7 million impairment related to long lived assets of our Montreuil-Juigné, France and Ussel, France operations, respectively, within our A&T segment and a €13 million and €12 million impairment related to long lived assets of our White, GA, U.S. and Nanjing, China operations, respectively, within the AS&I segment.
For the year ended December 31, 2020, restructuring costs were €13 million and were primarily related to restructuring plans in our A&T segment both in the U.S. and in Europe tied to the impact of COVID-19. For the year ended December 31, 2019, restructuring costs were €4 million and were primarily related to restructuring activities in our AS&I segment.

Finance Costs, net
For the year ended December 31, 2020, finance costs, net decreased by €16 million to €159 million from €175 million year ended December 31, 2019. This decrease was primarily driven by a decrease in factoring fees of €9 million and in interest on borrowings of €7 million.
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
Income Tax
For the year ended December 31, 2020 and 2019, income tax was a benefit of €17 million and an expense of €18 million, respectively.
For the year ended December 31, 2020, our effective tax rate was 49% of our loss before income tax compared to a statutory rate of 32.0%. Our effective tax rate was higher than the statutory rate, primarily reflecting the impact of the CARES Act and certain clarifications of tax law in the U.S. which allowed for the recognition of additional deferred tax assets on prior year loss carryforwards.
For the year ended December 31, 2019, our effective tax rate was 22% of our income before income tax compared to a statutory tax rate of 34.4%. Our effective tax rate was lower than the statutory rate, primarily reflecting a positive impact from the Swiss Tax Reform, partially offset by the effect of unrecognized deferred tax assets from losses in jurisdictions where we believe it is not probable that these losses will be utilized.
The statutory tax rate decreased to 32.0% in the year ended December 31, 2020 from 34.4% in the year ended December 31, 2019 as a result of changes in the applicable tax rates in France.
Net Income / Loss
As a result of the foregoing factors, we reported a net loss of €17 million in the year ended December 31, 2020 and a net income of €64 million in the year ended December 31, 2019.

Segment Results
Segment Revenue
The following table sets forth the revenue for our operating segments for the periods presented:

	For the years ended December 31,
(in millions of Euros and as a % of revenue)	2021		2020		2019

P&ARP	3,698	60%	2,734	56%	3,149	53%
A&T	1,142	18%	1,025	20%	1,462	24%
AS&I	1,383	22%	1,167	24%	1,351	23%
Holdings and Corporate	—	—%	—	—%	—	—%
Inter-segment eliminations	(71)	n.m.	(43)	n.m.	(55)	n.m.
Total revenue	6,152	100%	4,883	100%	5,907	100%
n.m. not meaningful

P&ARP
For the year ended December 31, 2021, revenue in our P&ARP segment increased 35% to €3,698 million from €2,734 million for the year ended December 31, 2020, due to higher shipments and higher revenue per ton. P&ARP shipments were up 8% or 85 kt, due to higher shipments in packaging, automotive and specialty and other thin-rolled products. For the year ended December 31, 2021, revenue per ton increased by 25% to €3,350 per ton from €2,683 per ton for the year ended December 31, 2020, primarily driven by higher metal prices.
For the year ended December 31, 2020, revenue in our P&ARP segment decreased 13% to €2,734 million from €3,149 million for the year ended December 31, 2019, due to lower shipments and lower revenue per ton. P&ARP shipments were down 7% or 78 kt, due to lower shipments across packaging, automotive and specialty products as a result of impacts from the COVID-19 pandemic. For the year ended December 31, 2020, revenue per ton decreased by 7% to €2,683 per ton from €2,871 per ton for the year ended December 31, 2019, driven by lower metal prices.
A&T
For the year ended December 31, 2021, revenue in our A&T segment increased 11% to €1,142 million from €1,025 million for the year ended December 31, 2020, due to higher shipments, partially offset by lower revenue per ton. A&T shipments were up 13%, or 23 kt, as higher transportation, industry, defense and other rolled product shipments more than offset lower volumes of aerospace rolled products as a result of continued challenging market conditions. For the year ended December 31, 2021, revenue per ton decreased by 1% to €5,548 per ton from €5,601 per ton for the year ended December 31, 2020, primarily reflecting a less favorable mix with lower aerospace product shipments and higher transportation, industry, defense and other rolled product shipments, offset by higher metal prices.
For the year ended December 31, 2020, revenue in our A&T segment decreased 30% to €1,025 million from €1,462 million for the year ended December 31, 2019, due to lower shipments and lower revenue per ton. A&T shipments were down 24%, due to lower shipments of aerospace and transportation, industry, defense and other rolled products as a result of impacts from the COVID-19 pandemic. For the year ended December 31, 2020, revenue per ton decreased by 7% to €5,601 per ton from €6,041 per ton the year ended December 31, 2019, primarily reflecting lower metal prices and a less favorable mix with lower Aerospace product shipments and higher Transportation, industry, defense and other rolled product shipments.
AS&I
For the year ended December 31, 2021, revenue in our AS&I segment increased 19% to €1,383 million from €1,167 million for the year ended December 31, 2020, due to higher shipments and higher revenue per ton. AS&I shipments were up 14%, or 32 kt, on higher shipments of automotive and other extruded products. For the year ended December 31, 2021, revenue per ton increased by 4% to €5,292 per ton from €5,096 per ton for the year ended December 31, 2020, primarily reflecting higher metal prices partially offset by less favorable mix with a higher proportion of other extruded product shipments.
For the year ended December 31, 2020, revenue in our AS&I segment decreased 14% to €1,167 million from €1,351 million for the year ended December 31, 2019, due to lower shipments and lower revenue per ton. AS&I shipments were down 9%, or 21 kt, on lower shipments of automotive and other extruded products as a result of the COVID-19 pandemic. For the year ended December 31, 2020, revenue per ton decreased by 6% to €5,096 per ton from €5,404 per ton for the year ended December 31, 2019, reflecting lower metal prices.

Segment Adjusted EBITDA
The following table sets forth the Adjusted EBITDA for our operating segments for the periods presented:

	For the years ended December 31,
(in millions of Euros and as a % of revenue)	2021		2020		2019

P&ARP	344	9%	291	11%	273	9%
A&T	111	10%	106	10%	204	14%
AS&I	142	10%	88	8%	106	8%
Holdings and Corporate	(16)	n.m.	(20)	n.m.	(21)	n.m.
Total Adjusted EBITDA	581	9%	465	10%	562	10%
n.m. not meaningful
Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.
In considering the financial performance of the business, we analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. Our Chief Operating Decision Maker (“CODM”) measures the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.
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

The following table reconciles our net income / (loss) to our Adjusted EBITDA:

	For the years ended December 31,
(in millions of Euros)	2021	2020	2019

Net income / (loss)	262	(17)	64
Income tax expense / (benefit)	55	(17)	18
Finance costs, net	167	159	175
Share of income of joint-ventures	—	—	(2)
Depreciation and amortization	267	259	256
Impairment of assets (a)	—	43	—
Restructuring costs (b)	3	13	4
Unrealized gains on derivatives	(35)	(16)	(33)
Unrealized exchange gains from the remeasurement of monetary assets and liabilities – net	(1)	(1)	—
Losses / (gains) on pension plan amendments (c)	32	2	(1)
Share-based compensation	15	15	16
Metal price lag (d)	(187)	8	46
Start-up and development costs (e)	—	5	11
Losses on disposals	3	4	3
Bowling Green one-time costs related to the acquisition (f)	—	—	5
Other (g)	—	8	—
Adjusted EBITDA	581	465	562
__________________
(a)For the year ended December 31, 2020, an impairment charge of €43 million was recognized for certain A&T cash generating units due to the downturn in the aerospace industry resulting from the COVID-19 pandemic and for certain AS&I cash generating units as a result of the review of their long-term business perspectives.
(b)For the year ended December 31, 2021, restructuring costs amounted to €3 million. For the year ended December 31, 2020 restructuring costs amounted to €13 million and related to A&T headcount reductions in Europe and in the U.S. For the year ended December 31, 2019, restructuring costs amounted to €4 million and were primarily related to restructuring activities in our AS&I segment.
(c)In the year ended December 31, 2021, the group recognized a loss of €31 million from past service cost following an adverse decision of the Fourth Circuit Court in the dispute between Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 over the transfer of certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan to a third-party health network.
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
(e)Start-up and development costs for the years ended December 31, 2020 and 2019, were related to new projects in our AS&I operating segment.
(f)Bowling Green one-time costs related to the acquisition, for the year ended December 2019, was the non-cash reversal of the inventory step-up.
(g)Other, for the year ended December 31, 2020, includes €2 million of procurement penalties and termination fees incurred because of the Group's inability to fulfill certain commitments due to the COVID-19 pandemic and a €6 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the COVID-19 pandemic effects.

The following tables present the primary drivers for changes in Adjusted EBITDA for each one of our three segments:

(in millions of Euros)	P&ARP	A&T	AS&I

Adjusted EBITDA for the year ended December 31, 2019	273	204	106
Volume	(47)	(150)	(36)
Price and product mix	18	(3)	(3)
Costs	51	55	23
Foreign exchange and other	(4)	—	(2)
Adjusted EBITDA for the year ended December 31, 2020	291	106	88
Volume	56	33	35
Price and product mix	(4)	(55)	18
Costs	8	29	1
Foreign exchange and other	(7)	(2)	—
Adjusted EBITDA for the year ended December 31, 2021	344	111	142
P&ARP
For the year ended December 31, 2021, Adjusted EBITDA in our P&ARP segment increased 18% to €344 million from €291 million for the year ended December 31, 2020, primarily due to higher shipments, solid cost control and favorable metal costs, partially offset by weaker mix and unfavorable foreign exchange translation. For the year ended December 31, 2021, Adjusted EBITDA per metric ton increased by 9% to €312 from €286 for the year ended December 31, 2020.
For the year ended December 31, 2020, Adjusted EBITDA in our P&ARP segment increased 7% to €291 million from €273 million the year ended December 31, 2019, on strong cost control and improved product price and mix despite lower shipments. For the year ended December 31, 2020, Adjusted EBITDA per metric ton increased by 15% to €286 from €249 for the year ended December 31, 2019.
A&T
For the year ended December 31, 2021, Adjusted EBITDA in our A&T segment increased 5% to €111 million from €106 million for the year ended December 31, 2020, primarily due to higher shipments and strong cost control, partially offset by weaker mix from lower aerospace shipments as a result of continued challenging aerospace market conditions. For the year ended December 31, 2021, Adjusted EBITDA per metric ton decreased by 7% to €539 from €580 for the year ended December 31, 2020.
For the year ended December 31, 2020, Adjusted EBITDA in our A&T segment decreased 48% to €106 million from €204 million for the year ended December 31, 2019, primarily due to lower shipments as a result of impacts from the COVID-19 pandemic and weaker mix partially offset by strong cost control. Adjusted EBITDA per metric ton decreased by 31% to €580 from €843 in the year ended December 31, 2019.
AS&I
For the year ended December 31, 2021, Adjusted EBITDA in our AS&I segment increased 63% to €142 million from €88 million for the year ended December 31, 2020, primarily due to higher shipments, improved price and mix and solid cost control. For the year ended December 31, 2021, Adjusted EBITDA per metric ton increased 43% to €545 per ton from €382 per ton for the year ended December 31, 2020.
For the year ended December 31, 2020, Adjusted EBITDA in our AS&I segment decreased 18% to €88 million from €106 million for the year ended December 31, 2019, primarily due to lower shipments as a result of impacts from the COVID-19 pandemic, partially offset by strong cost control. Adjusted EBITDA per metric ton decreased 10% to €382 per ton from €423 per ton in the year ended December 31, 2019.

Holdings & Corporate
Our Holdings and Corporate segment generated Adjusted EBITDA losses of €16 million, €20 million and €21 million for years ended December 31, 2021, 2020 and 2019, respectively.
Liquidity and capital resources
Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties.
Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash flows from operations, cash on hand, new debt issuances or refinancing of existing debt facilities, and availability under our factoring and revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the short-term and long-term.
It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we generally enter into combinations of forward contracts with financial institutions, selling forward U.S. dollars against Euros.
When we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, it is also our policy to enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set.
As the U.S. dollar appreciates against the Euro or the LME price for aluminium falls, the derivative contracts related to transactional hedging entered into with financial institution counterparties will have a negative mark-to-market.
In addition, we borrow in a combination of Euros and U.S. Dollars. When the external currency mix of our debt does not match the mix of our assets, we use a combination of cross-currency interest rate swaps and cross-currency swaps to balance the risk.
Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Group from the potential margin calls for significant market movements, we maintain additional cash or availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor potential margin requirements on a daily basis for adverse movements in the U.S. dollar against the Euro and in aluminium prices. There were no margin calls at December 31, 2021. At December 31, 2020, the margin requirement paid as collateral to counterparties amounted to €3 million, which was related to foreign exchange hedges. There were no margin calls at December 31, 2019.
At December 31, 2021, we had €773 million of total liquidity, comprised of €147 million in cash and cash equivalents, €347 million of undrawn availability under our Pan-U.S. ABL Facility, €178 million of availability under our factoring arrangements, €100 million of undrawn availability under our French Inventory Facility and €1 million of undrawn availability under other credit facilities.
Cash Flows
The following table summarizes our operating, investing and financing activities for the years ended December 31, 2021, 2020 and 2019:

	For the years ended December 31,
(in millions of Euros)	2021	2020	2019

Net Cash Flows from / (used in)
Operating activities	357	334	447
Investing activities	(221)	(176)	(353)
Financing activities	(435)	101	(76)
Net (decrease) / increase in cash and cash equivalents, excluding the effect of exchange rate changes	(299)	259	18

Net cash Flows from Operating Activities
For the year ended December 31, 2021, net cash flows from operating activities were €357 million, a €23 million increase from €334 million in the year ended December 31, 2020. This change primarily reflects a €335 million increase from the change in cash flows from operating activities before working capital and a €312 million decrease in changes in working capital. In the year ended December 31, 2021, factored receivables under non-recourse arrangements decreased by €53 million compared to a €65 million decrease for the year ended December 31, 2020.
For the year ended December 31, 2020, net cash flows from operating activities were €334 million, a €113 million decrease from €447 million in the year ended December 31, 2019. This change primarily reflects an €88 million decrease in changes from working capital and a €25 million decrease from the change in cash flows from operating activities before working capital. In the year ended December 31, 2020, factored receivables under non-recourse arrangements decreased by €65 million compared to a €17 million increase for the year ended December 31, 2019.
Net Cash Flows used in Investing Activities
For the year ended December 31, 2021, net cash flows used in investing activities were €221 million and related primarily to recurring investment in our manufacturing facilities.
For the year ended December 31, 2020, net cash flows used in investing activities were €176 million and related primarily to recurring investment in our manufacturing facilities and growth projects.
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
Net Cash flows (used in) / from Financing Activities
For the year ended December 31, 2021, net cash flows used in financing activities were €435 million. In the year ended December 31, 2021, Constellium (i) issued $500 million of 3.750% Sustainability-Linked Notes due 2029, using the proceeds and cash on hand to tender and redeem the $650 million 6.625% Senior Notes due 2025, (ii) issued €300 million of 3.125% Sustainability-Linked Notes due 2029, using the proceeds and cash on hand to redeem the $400 million 5.750% Senior Notes due 2024, and (iii) repaid $200 million out of the $500 million 5.875% Senior Notes due 2026.
For the year ended December 31, 2020, net cash flows from financing activities were €101 million. In the year ended December 31, 2020, Constellium issued $325 million of 5.625% Senior Notes due 2028, using a portion of the proceeds to redeem the remaining balance of the 4.625% Senior Notes due 2021 and repay amounts drawn under the Pan-U.S. ABL. In addition, Constellium entered into a €180 million loan partially guaranteed by the French State and drew CHF20 million on a facility partially guaranteed by the Swiss Government.
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

Historical Capital Expenditures
The following table provides a breakdown of the historical capital expenditures by segment for the periods indicated:

	For the years ended December 31,
(in millions of Euros)	2021	2020	2019

P&ARP	(94)	(73)	(96)
A&T	(70)	(45)	(72)
AS&I	(62)	(61)	(97)
Holdings and Corporate	(6)	(3)	(6)
Total capital expenditures	(232)	(182)	(271)
For the year ended December 31, 2021, capital expenditures net of grants received were €222 million and related primarily to asset-sustaining investments across all segments.
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
The main projects undertaken during the years ended December 31, 2021 and 2020 were to support our growth and reliability initiatives and primarily included investments in our AS&I segment.
The main projects undertaken during the year ended December 31, 2019 were to support our growth and reliability initiatives and included our Auto Body Sheet investments in Europe and in the U.S., within the P&ARP segment, automotive structures and industry investments in our AS&I segment and manufacturing efficiency investments in our A&T segment.
As of December 31, 2021, we had €127 million of construction in progress, which primarily related to our continued maintenance, modernization projects at our Neuf Brisach, Singen, Issoire, Ravenswood and Muscle Shoals facilities.
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
Contractual obligations
At December 31, 2021, our estimated material short-term and long-term contractual cash obligations consist of our borrowings and lease commitments and related interest and are detailed by maturity in Note 21.5 and Note 27 to our audited Consolidated Financial Statements.
In addition, we have material pension and other post-employment obligations as we operate various pension plans for the benefit of its employees across a number of countries as detailed in Note 22 to our audited Consolidated Financial Statements.
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

The total expense recognized in the income statement in relation to all our pension and post-retirement benefits was €73 million and €45 million for the years ended December 31, 2021 and 2020, respectively. The fair value of the plans assets was €544 million and €458 million for the years ended December 31, 2021 and 2020, respectively. The present value of our obligations was €1,143 million and €1,122 million for the years ended December 31, 2021 and 2020, respectively. This resulted in aggregate plan deficits of €599 million and €664 million as of December 31, 2021 and 2020, respectively.
Our estimated funding for our funded pension plans and other post-retirement benefit plans is based on actuarial estimates using benefit assumptions for discount rates, rates of compensation increases, and health care cost trend rates. The deficit related to the funded pension plan were €222 million and €314 million as of December 31, 2021 and 2020, respectively. The present value of the unfunded obligations were €377 million and €350 million as of December 31, 2021 and 2020, respectively.
Contributions to pension and other benefit plans were €43 million and €53 million for the year ended December 31, 2021 and 2020, respectively.
Contributions to our multi-employer plans were approximately €2 million for each of the two years ended December 31, 2021 and 2020.
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
The Wise Factoring Facility contains customary covenants and the factors’ commitment to purchase the receivables is subject to the maintenance of certain credit rating levels.
The European Factoring Facilities contain customary covenants.
We were in compliance with all of our covenants as of and for the year ended December 31, 2021.
See “Item 10. Additional Information—C. Material Contracts” for a description of our significant financing arrangements.
Principal Accounting Policies, Critical Accounting Estimates and Key Judgments
Our principal accounting policies are set out in Note 2 to the audited Consolidated Financial Statements, which appear elsewhere in this Annual Report. New standards and interpretations not yet adopted are also disclosed in Note 2.3 to our audited Consolidated Financial Statements. Critical accounting estimates and key judgments are described in Note 2.7 to our audited Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
According to the Articles of Association, our Board of Directors is composed of natural or legal persons between 3 and 18 in number, appointed by the shareholders at the general meeting.
The following table provides information regarding the members of our Board of Directors as of the date of this Annual Report (ages are given as of March 11, 2022). The business address of each of our directors listed below is c/o Constellium, Washington Plaza, 40-44 rue Washington, 75008 Paris, France.

Name	Age	Position	Date of Appointment	Current Term
Richard B. Evans	74	Chairman	January 5, 2011	2019-2022
Werner P. Paschke	71	Director	May 21, 2013	2021-2022
Michiel Brandjes	67	Director	June 11, 2014	2021-2023
John Ormerod	73	Director	June 11, 2014	2021-2023
Lori A. Walker	64	Director	June 11, 2014	2019-2022
Martha Brooks	62	Director	June 15, 2016	2019-2022
Jean-Marc Germain	56	Director and CEO	June 15, 2016	2020-2023
Stéphanie Frachet	44	Director	May 24, 2018	2019-2022
Isabelle Boccon-Gibod	53	Director	May 11, 2021	2021-2024
Christine Browne	61	Director	May 11, 2021	2021-2024
Jean-Christophe Deslarzes	58	Director	May 11, 2021	2021-2024
Jean-Philippe Puig	61	Director	May 11, 2021	2021-2024
Jean-François Verdier	58	Employee Director	December 1, 2021	2021-2024
Wiebke Weiler	37	Employee Director	December 1, 2021	2021-2024
Pursuant to a shareholders agreement between the Company and Bpifrance Participations (f/k/a Fonds Stratégique d'Investissement) ("Bpifrance"), in 2018, Ms. Frachet was designated by Bpifrance as a nominee, and was then appointed by the shareholders to serve as a director of the Company.
Richard B. Evans. Mr. Evans has served as a director since January 2011 and as Chairman of our Board of Directors since December 2012. In January 2021, Mr. Evans retired from his roles as an independent director and a member of the Audit Committee of CGI Group, Inc., an IT consulting and outsourcing company. In 2016, Mr. Evans resigned as a non-executive director of Noranda Aluminum Holding Corporation following its successful liquidation through the Chapter 11 bankruptcy process. He retired in May 2013 as non-executive Chairman of Resolute Forest Products, a Forest Products company based in Montreal. He retired in April 2009 as an executive director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd., and as Chief Executive Officer of Rio Tinto Alcan Inc., a wholly owned subsidiary of Rio Tinto. Previously, Mr. Evans was President and Chief Executive Officer of Montreal based Alcan Inc. from March 2006 to October 2007, and led the negotiation of the acquisition of Alcan by Rio Tinto in October 2007. He was Alcan’s Executive Vice President and Chief Operating Officer from September 2005 to March 2006. Prior to joining Alcan in 1997, he held various senior management positions with Kaiser Aluminum and Chemical Company during his 27 years with that company. Mr. Evans is a past Chairman of the International Aluminum Institute (IAI) and is a past Chairman of the Washington, DC-based U.S. Aluminum Association. He previously served as Co-Chairman of the Environmental and Climate Change Committee of the Canadian Council of Chief Executives and as a member of the Board of USCAP, a Washington, DC-based coalition concerned with climate change.
Werner P. Paschke. Mr. Paschke has served as a non-executive director since May 2013. From 2008 until April 2017, he served as an independent director of Braas Monier Building Group, Luxembourg, where he chaired the Audit Committee. In previous years, he served on the Supervisory Boards of Conergy Aktiengesellschaft, Hamburg, Coperion GmbH, Stuttgart and several smaller companies. From 2003 to 2006, he was Managing Director and Chief Financial Officer of Demag Holding in Luxembourg, where he enhanced the value of seven former Siemens and Mannesmann units. From 1992 to 2003, he worked for Continental Aktiengesellschaft in Hannover, Germany, and since 1993 as Generalbevollmächtigter responsible for corporate controlling plus later, accounting. From 1989 to 1992, he served as Chief Financial Officer for General Tire Inc., in Akron,

Ohio, USA. From 1973 to 1987, he held different positions at Continental AG in finance, distribution, marketing and controlling. Until 2019, Mr. Paschke served as an Advisory Board Member for Weber Automotive GmbH, and until 2020, as a senior advisor of Ardian Germany. Mr. Paschke studied economics at Universities Hannover, Hamburg and Münster, Westphalia, where he graduated as Diplomkaufmann in 1973. He is a 1993 graduate of the International Senior Management Program at Harvard Business School.
Michiel Brandjes. Mr. Brandjes has served as a non-executive director since June 2014. He served as Company Secretary and General Counsel Corporate of Royal Dutch Shell plc from 2005 to 2017. Mr. Brandjes formerly served as Company Secretary and General Counsel Corporate of Royal Dutch Petroleum Company. He served for 25 years in numerous legal and non-legal jobs in the Shell Group within the Netherlands and abroad, including as head of the legal department in Singapore and as head of the legal department for North East Asia based in Beijing and Hong Kong. Before he joined Shell, Mr. Brandjes worked at a law firm in Chicago. Mr. Brandjes serves in a number of advisory and director positions of charitable foundations, including currently as legal advisor to Wassenaarse Energie Co-operatie UA, an energy transition/green electricity co-operative, and to small business startups. He has published a number of articles on legal and business topics and on corporate legal and governance topics. Mr. Brandjes graduated from law school at the University of Rotterdam and at Berkeley, California.
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
Lori A. Walker. Ms. Walker has served as a non-executive director since June 2014. Ms. Walker previously served as Chief Financial Officer and Senior Vice President of The Valspar Corporation from 2008 to 2013, where she led the Finance, IT and Communications teams. Prior to that position, Ms. Walker served as Valspar’s Vice President, Controller and Treasurer from 2004 to 2008, and as Vice President and Controller from 2001 to 2004. Prior to joining Valspar, Ms. Walker held a number of roles with progressively increasing responsibility at Honeywell Inc. during a 20-year tenure, with her last position there serving as director of Global Financial Risk Management. Ms. Walker currently serves as the Audit Committee Chair of Compass Minerals International, Inc. and is a member of its Compensation Committee. In addition, Ms. Walker became Chair of the Audit Committee for Hayward Industries in March 2021. She also serves as the Audit Committee Chair of Southwire Company, LLC, a private company, and is also a member of its Human Resources Committee. Ms. Walker holds a Bachelor of Science of Finance from Arizona State University and attended the Executive Institute Program and the Director’s College at Stanford University.
Martha Brooks. Ms. Brooks has served as a non-executive director since June 2016. Ms. Brooks was until her retirement in May 2009, President and Chief Operating Officer of Novelis Inc, where she held senior positions since 2005. From 2002 to 2005, she served as Corporate Senior Vice President and President and Chief Executive Officer of Alcan Rolled Products, Americas and Asia. Before she joined Alcan, Ms. Brooks served 16 years with Cummins, the global leader in diesel engine and power generation from 1986 to 2002, ultimately running the truck and bus engine business. She is currently a director at The Volvo Group (AB Volvo); a director at Jabil Circuit Inc., where she serves as a member of the Nominating and Governance Committee; and a director of CARE Enterprises Inc., a for profit subsidiary of CARE USA, where she served as board Co-Chair until 2021, and remains a director. She has previously served as a director of Bombardier Inc., Harley Davidson and International Paper. Ms. Brooks holds a BA in Economics and Political Science and a Master’s in Public and Private Management from Yale University.
Jean-Marc Germain. Mr. Germain has served as an executive director since June 2016 and as our Chief Executive Officer since July 2016. Prior to joining Constellium, Mr. Germain was Chief Executive Officer of Algeco Scotsman, a Baltimore-based leading global business services provider focused on modular space and secure portable storages. Previously, Mr. Germain held numerous leadership positions in the aluminium industry, including senior executive roles in operations, sales & marketing, financial planning and strategy with Pechiney, Alcan and Novelis. His last position with Novelis from 2008 to 2012 was as President for North American operations. Earlier in his career, he held a number of international positions with Bain & Company and GE Capital. Mr. Germain became an independent, non-executive Director of Graftech International Ltd. in October 2021. Mr. Germain is a graduate of Ecole Polytechnique in Paris, France and a dual French and American citizen.
Stéphanie Frachet. Ms. Frachet has served as a non-executive director since May 2018. Ms. Frachet is currently Managing Director and member of the Bpifrance Capital Development Executive Committee at Bpifrance Investissement that she joined in 2009. Ms. Frachet is, as permanent representative of Bpifrance, a director of Eutelsat Communications, Valeo, Sulo, and Sabena Technics, as well as an observer on the Paprec Board and the Diot Siaci Board. She was an observer on the Board of Horizon Parent Holdings Sarl (from 2015 to 2017). Previously, Ms. Frachet served for Bpifrance as a member of the Board of Carso (from 2013 to 2016), Cylande (from 2010 to 2017) and Sarenza (from 2014 to 2018), and as an independent director of Eurosic (from 2015 to 2017). From 2002 to 2009, Ms. Frachet held various positions in auditing and financial consulting on mergers & acquisitions and LBOs at Ernst &Young, PricewaterhouseCoopers and Société Générale CIB in Paris. Ms. Frachet graduated from ESSEC Business School in Paris in 2002.
Isabelle Boccon-Gibod. Ms. Boccon-Gibod has served as a non-executive director since May 2021. Ms. Boccon-Gibod served as Executive Vice-President of the Sequana Group from 2009 to 2013 and was advisor to the deputy CEO of the Sequana Group from 2006 to 2009. She started her career with the International Paper Group, where she held various senior management positions in the U.S., in the United Kingdom and in France. Ms. Boccon-Gibod has served as a Non-Executive Director on the Boards of Arkema S.A., as permanent representative of Fonds Stratégique de Participations, - since 2014, Legrand S.A. since 2016, Fonds Adie since 2018, and Gaztransport & Technigaz SA since 2020. She is also on the Boards of two private companies Paprec since 2014 and Arc Holdings since 2019. A French citizen, Ms. Boccon-Gibod holds a Masters in Engineering from Ecole Centrale de Paris and a Master of Science in Industrial Engineering from Columbia University (NYC).
Christine Browne. Ms. Browne has served as a non-executive director since May 2021. Ms. Browne has an extensive experience in the airline industry, including Iberia, First Choice Airways and TUI. At TUI, Ms. Browne was Managing Director of Thomson Airways from 2007 to 2014, and Managing Director of TUI Airlines from 2014 to 2015. More recently, Ms. Browne served as Chief Operating Officer of EasyJet from 2016 to 2019. Ms. Browne has been a Non-Executive Director of Vistry Group PLC since 2014 and of Norwegian Air Shuttle ASA since 2020. A British national, Ms. Browne holds a Doctorate of Science (Honorary) for Leadership in Management from the University of Ulster and a Bachelors in Modern Languages from Queen’s University. Ms. Browne was awarded an OBE (Order of the British Empire) in 2013 for services to the aviation industry.
Jean-Christophe Deslarzes. Mr. Deslarzes has served as a non-executive director since May 2021. Mr. Deslarzes has been a member of the Board of Directors of Adecco Group AG since April 2015 and Chairman of the Board since April 2020, and also serves as Chairman of the Adecco Group Foundation. Mr. Deslarzes served as Chief Human Resources Officer and member of the Executive Committee of ABB Group, based in Zurich, Switzerland, from 2013 to 2019. Previously, he was Chief Human Resources and Organization Officer and a member of the Executive Board at Carrefour Group, based in France, from 2010 to 2013. From 1994 to 2010, he held various management positions at Rio Tinto and its predecessor companies, Alcan and Alusuisse, in Europe and Canada, including as Senior Vice President Human Resources and member of the Executive Committee of Alcan Group as well as President and CEO, Downstream Aluminium Businesses, Rio Tinto. Mr. Deslarzes was Chairman of the Board of Directors of ABB India Limited from February 2018 to February 2021. Since January 2021, Mr. Deslarzes has been a Member of the Executive Faculty at the University of St. Gallen, Switzerland. A Swiss national, Mr. Deslarzes holds a master’s degree in Law from the University of Fribourg, Switzerland.
Jean-Philippe Puig. Mr. Jean-Philippe Puig has served as a non-executive director since May 2021. Mr. Puig has served as Chief Executive Officer of the Avril Group (oils and proteins industry) since 2012. Prior to joining the Avril Group, Mr. Puig was President of the Primary Metal Division for the EMEA region at Rio Tinto Alcan from 2008 to 2011. He started his career in the aluminum industry, holding various senior executive management positions with Pechiney, Alcan then Rio Tinto Alcan in France, Greece and Australia, accumulating over 28 years' experience and gaining significant industrial expertise in the mineral extraction business. Mr. Puig has served as a Board member representing Avril S.C.A. at CEVA Santé animale (Animal healthcare) since 2020, as Chairman of the Supervisory Board representing Avril S.C.A. of AgroInvest (Development Fund) since 2014, and as Chairman of the Supervisory Board representing Avril S.C.A. of CapAgro SAS (Capital Risk Fund) since 2014. A French national, Mr. Puig holds a PhD with honors in Applied Chemistry from the Ecole Nationale Supérieure de Chimie de Paris.
Jean-François Verdier. Mr. Verdier has served as Employee Director since December 2021. Mr. Verdier has served as an Engineering Project Manager at Constellium’s Issoire, France facility since 2006. He was responsible for designing and building the Airware® casthouse and for introducing an innovative system on the Issoire plant’s rolling mill. He has also led engineering and Black Belt manufacturing missions for several of Constellium’s plants including Ussel and Montreuil-Juigné in France, and Sierre and Steg in Switzerland. Previously, he worked on industrialization programs in France and Canada, including Airware® casting and recycling projects. Mr. Verdier started working for Constellium in 1988 as a metallurgist in Issoire. A French national, Mr. Verdier graduated as an engineer from Polytech Clermont-Ferrand University (formerly CUST) in France.
Wiebke Weiler. Ms. Weiler has served as Employee Director since December 2021. Ms. Weiler has served as a Reliability Engineer at Constellium’s Singen, Germany facility since 2019. In her current position, she is responsible for the development and integration of maintenance strategies to prevent breakdowns of critical infrastructure equipment at the Singen site. Previously, she worked in a variety of positions in the aerospace and automotive industries with a strong focus on design engineering, manufacturing processes and maintenance. Before joining Constellium, Ms. Weiler served as Maintenance Manager and Manufacturing Engineer at Aerospace Transmission Technologies, a joint venture of Liebherr-Aerospace and Rolls-Royce, from 2016 - 2019, after gaining extensive manufacturing process knowledge as a Tool & Fixture Design Engineer at the Liebherr-Aerospace facility in Friedrichshafen, Germany from 2013 - 2016. From 2008 - 2012, Ms. Weiler participated in a dual study program at Continental AG in Hannover, Germany.
The following persons are our executive officers as of the date of this Annual Report (ages are given as of March 11, 2022). The business address of each of our officers listed below is c/o Constellium, Washington Plaza, 40-44 rue Washington, 75008 Paris, France.

Name	Age	Title
Jean-Marc Germain	56	Chief Executive Officer
Peter R. Matt	59	Executive Vice President and Chief Financial Officer
Peter Basten	46	President, Packaging and Automotive Rolled Products business unit
Ingrid Joerg	52	President, Aerospace and Transportation business unit
Philippe Hoffmann	56	President, Automotive Structures and Industry business unit
Ludovic Piquier	49	Senior Vice President Manufacturing Excellence and Chief Technical Officer
Philip Ryan Jurkovic	50	Senior Vice President and Chief Human Resources Officer
Nicolas Brun	55	Senior Vice President, Public Affairs, Communications and Sustainability
Jeremy Leach	60	Senior Vice President and Group General Counsel
Vittorio Rossetti	57	Senior Vice President, Chief Information Officer and Chief Digital Officer
The following paragraphs set forth biographical information regarding our officers (other than Mr. Germain, whose biographical information is set forth above in the description of biographical information of our directors):
Peter R. Matt. Mr. Matt has served as our Executive Vice President and Chief Financial Officer since January 1, 2017. From November 2016 to December 2016 he served as our Chief Financial Officer Designate. Prior to joining Constellium, he spent 30 years in investment banking at Credit Suisse where he built leading metals and diversified industrials coverage practices. From 2010 to 2015, he was the Managing Director and Group Head at Credit Suisse responsible for managing the firm’s Global Industrials business in the Americas. Mr. Matt has served on the Board of Commercial Metals Corporation since June 2020. He is a graduate of Amherst College.
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

Ingrid Joerg. Ms. Joerg has served as President of our Aerospace and Transportation business unit since June 2015. Previously, Ms. Joerg served as Chief Executive Officer of Aleris Rolled Products Europe. Prior to joining Aleris, Ms. Joerg held leadership positions with Alcoa where she was President of its European and Latin American Mill Products business unit, and commercial positions with Amag Austria. Ms. Joerg joined the Board of voestalpine AG in July 2019. She also serves as the Chair of the European Aluminium Association (EA) since July 2021 and as Chair of the CVSA Advisory Board (Valais) since April 2021. She received a Master’s Degree in Business Administration from the University of Linz, Austria.
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
Ludovic Piquier. Mr. Piquier has served as Senior Vice President Manufacturing Excellence and Chief Technical Officer since July 2021. Ludovic Piquier began his career at Constellium in 2014 as Plant Manager for our facility in Neuf-Brisach, France where he led the plant in its transition to the automotive market, including the ramp-up of the FT3 auto heat treat line. In September 2020, he became Director, Corporate Strategy and supported the execution of key business priorities. Previously, he held various senior positions at PSA Peugeot Citroёn, including Car Assembly Plant Manager in France and in the UK, and Project Manager in France and in Slovakia. Mr. Piquier is a French citizen and a graduate of École Nationale Supérieure des Arts et Métiers.
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
Nicolas Brun. Mr. Brun has served as our Senior Vice President, Public Affairs, Communications and Sustainability since January 2018, and was previously Senior Vice President, Public Affairs and Communications from September 2017 to January 2018, and Vice President, Communications from January 2011 to January 2017. He previously held the same role at Alcan Engineered Products since June 2008. From 2005 through June 2008, Mr. Brun served in the roles of Vice President, Communications for Thales Alenia Space and also as Head of Communications for Thales’ Space division. Prior to 2005, Mr. Brun held senior global communications positions as Vice President External Communications with Alcatel, Vice President Communications Framatome ANP/AREVA, and with the Carlson Wagonlit Travel Group. Mr. Brun currently serves as President of Constellium Neuf Brisach SAS since January 2015, and was appointed President of Constellium France Holdco on December 30, 2019 and President of Constellium Paris in April 2021. Mr. Brun attended University of Paris-La Sorbonne and received a degree in economics. He has a master’s degree in corporate communications from Ecole Française des Attachés de Presse and a certificate in marketing management for distribution networks from the Ecole Supérieure de Commerce in Paris.
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
Vittorio Rossetti. Mr. Rossetti joined Constellium in April 2012, and serves as Senior Vice President, Chief Information Officer and Chief Digital Officer since July 2021. Prior to that he worked 16 years for Johnson & Johnson, in Italy, the UK, Belgium and the US. He has led major transformation programs in the Consumer, Medical Devices and Pharmaceutical sectors. He has also set up and managed global outsourcing contracts. Prior to Johnson & Johnson he worked for Pirelli, for both the Tyre and Cables businesses. Mr. Rossetti holds a degree in Computer Science and a Masters in Industrial Technologies and Business Management from the Milano Polytechnic.

B.	Compensation
COVID-19 Pandemic
With the exception of a Company-wide salary freeze (aside from salary increases bargained via a collective agreement), Constellium did not make any major structural changes or adjustments to its remuneration plans in 2021 due to the ongoing effects of the COVID-19 pandemic.

Non-Executive Director Compensation
In 2021, the compensation structure for our non-executive directors was the same as in 2020. That is, it consisted of (i) Annual retainer fees, (ii) Committee membership fees, (iii) Committee Chair fees following a formulaic approach (200% of the Committee membership fee), and (iv) cash paid in lieu of the former annual RSU grant:
Annual Retainer
•an annual fee of €65,000 for the Chairman of the Board and €70,000 for each other non-executive director
•an additional annual fee of €65,000 for the Chairman of the Board
Audit Committee
•an annual fee of €12,000 for members of the Audit Committee
•an additional annual fee of €12,000 for the Chair of the Audit Committee
Human Resources Committee
•an annual fee of €8,000 for members of the Human Resources Committee
•an additional annual fee of €8,000 for the Chair of the Human Resources Committee
Nominating and Governance Committee
•an annual fee of €6,000 for members of the Nominating and Governance Committee
•an additional annual fee of €6,000 for the Chair of the Nominating and Governance Committee
Safety and Sustainability Committee
•an annual fee of €6,000 effective May 11, 2021 (previously €4,000) for members of the Safety and Sustainability Committee
•an additional annual fee of €6,000 effective May 11, 2021 (previously €4,000) for the Chair of the Safety and Sustainability Committee
Cash paid in lieu of the former annual RSU grant
•annual cash of $95,000 for the Chairman of the Board
•annual cash of $75,000 for our other non-executive directors
Upon the Transfer, the equivalent of the RSU grant that had been previously granted on an annual basis was replaced with quarterly cash payments, starting in the third quarter of 2020.
The non-executive directors of the Board have not entered into any service contracts with the Company that provide either for benefits upon termination of employment or pension-related benefits.
In December 2021, as required by French law, two employees joined the Board as non-executive directors representing the employees, one of whom is based in Germany as a Reliability Engineer (designated to the Board by the European Works Council) and the other one in France as an Engineering Project Manager (designated to the Board by the French Group Works Council).
The following table sets forth the remuneration due in respect of our 2021 fiscal year to our non-executive directors:

Name	Annual Retainer Fees	Chair Fees	Membership Fees	Cash paid in lieu of the former RSU grant(1)	Total
Richard B. Evans	€65,000	€71,000	€14,000	€79,072	€229,072
Guy Maugis(2)	€35,000	€2,000	€6,000	€31,080	€74,080
Werner P. Paschke	€70,000	€—	€12,000	€62,426	€144,426
Michiel Brandjes	€70,000	€2,121	€10,121	€62,426	€144,668
Peter F. Hartman(3)	€42,884	€—	€7,352	€38,032	€88,268
John Ormerod	€70,000	€—	€18,000	€62,426	€150,426
Lori A. Walker	€70,000	€12,000	€18,000	€62,426	€162,426
Martha Brooks	€70,000	€8,000	€20,000	€62,426	€160,426
Stéphanie Frachet(4)	€—	€—	€—	€—	€—
Isabelle Boccon-Gibod(5)	€27,308	€—	€2,340	€24,564	€54,212
Christine Browne(5)	€27,308	€—	€7,802	€24,564	€59,674
Jean-Christophe Deslarzes(5) (6)	€27,308	€—	€5,461	€24,564	€57,333
Jean-Philippe Puig(5)	€27,308	€—	€2,340	€24,564	€54,212
Jean-François Verdier(7)	€—	€—	€—	€—	€—
Wiebke Weiler(7)	€—	€—	€—	€—	€—
Total	€602,116	€95,121	€123,416	€558,570	€1,379,223
__________________
(1)$23,750 (per quarter) for the Chairman and $18,750 (per quarter) for each other non-executive director converted in Euros at the exchange rates of the date of each Board meeting.
(2)Mr. Maugis resigned as a non-executive director effective March 16, 2021.
(3)Mr. Hartman resigned as a non-executive director effective May 11, 2021.
(4)Ms. Frachet does not receive any fees for her services as a non-executive director.
(5)Compensation as of the date of their appointment to the Board on the annual general meeting of shareholders on May 11, 2021.
(6)Prior to his appointment as a member of the Board on May 11, 2021, Mr. Deslarzes also received $27,218 and €25,258 as an advisor to the Board.
(7)Both of the non-executive employee directors had and continue to have employee contracts with subsidiaries of the Company and are paid a remuneration in line with market practices in accordance with their positions as employees. They do not receive any fees for their services as non-executive employee directors.
Share Ownership Guidelines for Non-Executive Directors
In 2019, we adopted Share Ownership Guidelines (SOGs) for our non-executive directors to further encourage minimum levels of ownership and to foster additional alignment between the non-executive directors and shareholder interests (the SOGs do not apply to Ms. Frachet, Mr. Verdier and Ms. Weiler, who do not receive compensation in respect of their services as non-executive directors). The non-executive directors are required to hold a fixed value in Constellium shares as follows:
•$500,000        Chairman of the Board
•$250,000        Other non-executive directors
The SOGs give the non-executive directors five years to achieve guideline levels of ownership. With the exception of our four new non-executive directors (Ms. Boccon-Gibod, Ms. Browne, Mr. Deslarzes and Mr. Puig), all of our other non-executive directors met the SOGs in 2021.

Officer Compensation
The table below sets forth the remuneration paid during our 2021 fiscal year to certain of our executive officers. They include Jean-Marc Germain, our Chief Executive Officer, Peter Matt, our Executive Vice President and Chief Financial Officer, Peter Basten, our President Packaging & Automotive Rolled Products, Ingrid Joerg, our President Aerospace & Transportation, Philippe Hoffmann, our President, Automotive Structures & Industry, and Paul Warton, who served as President, Automotive Structures & Industry until January 31, 2021. The remuneration information for our executive officers other than our Chief Executive Officer Jean-Marc Germain and our Executive Vice President and Chief Financial Officer Peter Matt (which include Peter Basten, Ingrid Joerg, Philippe Hoffmann and Paul Warton) is presented on an aggregate basis in the row “Other Executive Officers” in the table below.

Name	Base Salary Paid	2020 Bonus (EPA) Paid in 2021	Equity Awards(1)	Retirement /Pension(2)	Other Compensation(3)	Total(4)
Jean-Marc Germain	€943,237	€610,085	€5,078,497	€22,079	€182,098	€6,835,996
Peter Matt	€592,167	€306,446	€1,846,725	€22,079	€83,995	€2,851,412
Other Executive Officers(5)	€1,640,023	€995,398	€2,668,713	€193,775	€131,255	€5,629,164
_________________
(1)The amount reported as Equity Awards represents the grant date fair value of the awards granted in 2021, computed in accordance with IFRS 2. Jean-Marc Germain was granted the following in May 2021: (a) 175,540 performance-based restricted stock units (“PSUs”) (which can become a maximum of 351,080 shares); and (b) 89,547 RSUs. Peter Matt was granted the following in May 2021: (a) 63,833 PSUs (which can become a maximum of 127,666 shares); and (b) 32,562 RSUs. Our other executive officers listed (excluding Paul Warton) were granted, in the aggregate, 92,244 PSUs (which can become a maximum of 184,488) and 47,058 RSUs. The PSUs vest on the third anniversary of the date of grant, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0-200%. RSUs vest 100% on the third anniversary of the date of grant, subject to continued service. See hereafter “2021 Long-Term Incentive Plan” for description of market-related performance conditions. See also Note 29 to the Consolidated Financial Statements for more information.
(2)Retirement / Pension represents amounts contributed by the Company during the 2021 fiscal year in the US and Switzerland as part of the overall employer retirement / pension requirements apportioned to the base salary of these individuals.
(3)Other compensation for Jean-Marc Germain and Peter Matt include car allowance, parking, tax services and premium for health, life and long-term disability insurance as well as non-qualified restoration contributions under the Constellium US Holdings I, LLC U.S. Non-qualified Deferred Compensation and Restoration Plan. Other compensation for Ms. Joerg as well as for Messrs. Basten, Hoffmann and Warton include car allowance, lunch allowance, tax and medical services, exchange rate compensation and premiums for life and long-term disability insurance. Paul Warton received a vacation payout upon his departure, but no severance payment was made to him.
(4)The total compensation paid to such executive officers, including Mr. Germain and Mr. Matt, during our 2021 fiscal year amounted to €5,722,637, consisting of (a) an aggregate base salary of €3,175,427, (b) aggregate short-term incentive compensation of €1,911,929, and (c) aggregate other compensation in an amount equal to €397,348. The total amount contributed to the value of the retirement / pensions for such executive officers was €237,933. All compensation amounts for the CEO, CFO and the U.S.-based executive officers were converted to euros using an exchange rate of 0.84595. All compensation amounts for the Swiss-based executive officers were converted to euros using an exchange rate of 0.92524.
(5)Compensation for Paul Warton presented until January 31, 2021.
Below is a brief description of the compensation and benefit plans as well as share ownership guidelines in which our executive officers participate.

Share Ownership Guidelines for Executive Officers
In 2018, we adopted Share Ownership Guidelines (SOGs) for our executive officers to further encourage minimum levels of ownership and to further foster alignment between the Executive Committee and shareholder interests. The SOGs are as follows:
•400% of base salary    CEO
•200% of base salary    CFO and Business Unit Presidents
•100% of base salary    Other executive officers
The SOGs give the executive officers five years to achieve guideline percentages. All of our executive officers met the SOGs in 2021.
Non-qualified Deferred Compensation and Restoration Plan
A select group of highly compensated employees of Constellium US Holdings I, LLC and certain other subsidiaries and affiliates (including Messrs. Germain and Matt) are eligible to participate in the Constellium US Holdings I, LLC U.S. Non-qualified Deferred Compensation and Restoration Plan (“DCRP”). The DCRP allows such employees to defer up to 85% of their annual Employee Performance Award. The DCRP is also a non-qualified restoration plan for employer contributions that cannot be made to our 401(k) plan due to the Code Section 401(a)(17) annual limit on compensation paid under a qualified plan. The restoration contribution equals 9% of total eligible 2021 pay (base salary plus bonus award paid in 2021) in excess of this limit. The 9% consists of the 6% employer matching contribution and the 3% non-elective retirement contribution. Restoration contributions are 100% vested.
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
2021 Employee Performance Award Plan
Each of our executive officers, among other selected employees, participates in the Employee Performance Award Plan (which we refer to as the “EPA”). The EPA is an annual cash bonus plan intended to provide performance-related award opportunities to employees contributing substantially to the success of Constellium. Under the EPA, participants are provided opportunities to earn cash bonuses (expressed as a percentage of base salary, and paid in the year following the performance period) based on the level of achievement of certain Financial and EHS Objectives as approved by our Human Resources Committee for the applicable annual performance period, as well as Individual Objectives established by the applicable participant’s supervisor (as described below).
The three components of bonuses awarded under the EPA for 2021 had the following weights:
•Financial Objectives — 70%
•EHS Objective — 10%*
•Individual Objectives — 20%
*EHS constitutes an ESG component
The Financial Objectives are calculated on an annual basis and take into account two components as defined and reported by the Company’s corporate controller: Adjusted EBITDA (50%) and Free Cash Flow (20%) (previously Trade Working Capital Days). To promote synergies throughout the Company, the EPA is designed to encourage individual plants, business units and our corporate division to work closely together to achieve common strategic, operating and financial goals. Therefore, the Financial Objectives are defined, depending on the level of the employee, as a combination of the financial results of the Company, the business unit and / or operating unit/site. The threshold performance level for the Financial Objectives is set at 80% of the target level for Adjusted EBITDA and 25% of the target level for Free Cash Flow. If threshold performance is not achieved for a Financial Objective, there is no payout. Between threshold performance and target performance, payouts increase linearly from 0% to 100%. The maximum performance level is set at 120% of the target level for Adjusted EBITDA and 175% of the target level for Free Cash Flow. Achieving maximum performance level for a Financial Objective results in a payout of 200%, with payouts increasing linearly from 100% to 200%.
The EHS Objective, which represents the ESG component in our annual incentive plan, is measured on a quarterly basis for Constellium and its subsidiaries. In case of a fatality or type I (major) environmental event, the payout for the EHS Objective is zero for (i) employees of the operating site, (ii) the associated business unit leadership as well as (iii) the members of the Executive Committee. This substantial impact on EPA payout reflects the fact that the safety of our employees is our number one priority. Each year’s target is set progressively more rigorous than the prior year’s. Payout for EHS Objectives can range from 0% to 200%.
The Individual Objectives are evaluated annually via the Performance Management Program, and achievement against these objectives is used to determine the percentage attained of the Individual Objectives target. Employees were required to have at least one objective related to ESG. Payout for Individual Objectives can range from 0% to 200%.
The payout scale defines the performance levels and resulting payouts. Achieving target performance results in a payout at 100% of the target amount. Overall payout can range from 0% to 150% of the target amount.
The EPA 2021 was applicable to approximately 2,100 employees worldwide, including all of our executive officers. For its payout in 2022, the following results were earned by our employees:
•Financial Objectives: The payouts ranged from 0% to 200%;
•EHS Objective: The payouts ranged from 50% to 180%;
•Individual Objectives: The payouts ranged from 0% to 200%. The payout for Mr. Germain was 150%.

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
The Plan provides that awards may be made under the Plan for 10 years following approval by the Company’s board of directors (the “Board of Directors”) of the Plan in 2013.
The Company’s shareholders previously authorized a total of 14,292,291 ordinary shares to be eligible for issue or delivery under the Plan. These authorizations were confirmed at the shareholders’ meeting held on November 25, 2019 to allow for awards to be made under the Plan following the Transfer. The number of ordinary shares so authorized and available was subject to adjustment in certain circumstances to prevent dilution. This shareholders’ authorization expired on January 24, 2022.
At the Company’s shareholders’ meeting held on May 11, 2021, the shareholders authorized an additional 6,800,000 ordinary shares to be eligible for issue or delivery under the Plan. This shareholders’ authorization is effective until July 10, 2024. The number of ordinary shares so authorized and available is subject to adjustment in certain circumstances to prevent dilution.
Awards made following the Transfer are subject to compliance with mandatory provisions of the French Commercial Code that now apply, as further described below.

Administration
The Plan is administered by the Human Resources Committee of our Board of Directors. The Board of Directors or the Human Resources Committee may delegate administration to one or more members of our Board of Directors. The Human Resources Committee has the power to interpret the Plan and to adopt rules for the administration, interpretation and application of the Plan according to its terms. The Board of Directors, acting on the recommendation of our Human Resources Committee, determines the number of our ordinary shares that will be subject to each award granted under the Plan and may take into account the recommendations of our senior management in determining the award recipients and the terms and conditions of such awards. Subject to certain exceptions as may be required pursuant to Rule 16b-3 under the Exchange Act, if applicable, our Board of Directors may, at any time and from time to time, exercise any and all rights and duties of the Human Resources Committee under the Plan.
Following the Transfer, in accordance with the French Commercial Code:
•the Human Resources Committee no longer has the power to make awards of any type;
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
Eligibility
Officers and employees are eligible to be granted awards under the Plan. Our Human Resources Committee makes recommendations regarding:
•which officers and employees are to be granted awards;
•the type of award that is granted;
•the number of our ordinary shares subject to the awards; and
•the terms and conditions of such awards, consistent with the Plan.
Following the Transfer, the power to make new awards and set their terms are as described above under “Administration.” Furthermore, in accordance with the French Commercial Code, following the Transfer, the Company is no longer permitted to grant restricted stock, and only officers (including the CEO), the Chairman of the Board of Directors and employees are eligible to receive share-settled awards. Except for the Chairman of the Board of Directors, non-executive members of the Board of Directors and consultants are no longer eligible to receive share-settled awards.
Stock Options
Subject to the terms and provisions of the Plan, stock options to purchase our ordinary shares may be granted to eligible individuals at any time and from time to time as determined by our Board of Directors. Stock options may be granted as ISOs, which are intended to qualify for favorable treatment to the recipient under U.S. federal tax law, or as nonqualified stock options, which do not qualify for this favorable tax treatment. Subject to the limits provided in the Plan, our Board of Directors has the authority to determine the number of stock options granted to each recipient. Each stock option award is evidenced by a stock option agreement that specifies the stock option exercise price, whether the stock options are intended to be incentive stock options or nonqualified stock options, the term of the stock options, the number of shares to which the stock options pertain, and such additional limitations, terms and conditions as our Board of Directors may determine.
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

Stock Appreciation Rights
The Company’s senior management may grant SARs under the Plan. SARs may be “tandem SARs,” which are granted in conjunction with a stock option, or “free-standing SARs,” which are not granted in conjunction with a stock option. A SAR entitles the holder to receive from us, upon exercise, an amount equal to the excess, if any, of the aggregate fair market value of a specified number of our ordinary shares to which such SAR pertains over the aggregate exercise price for the underlying shares. The exercise price of a free-standing SAR may not be less than 100% of the fair market value of an ordinary share on the date of grant.
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
Termination without Cause following a Change in Control
The Plan has a “double trigger” vesting provision in place for its awards. Upon a termination of employment by the Company without “cause” (as defined in the Plan) of a participant occurring upon or during the two years immediately following the date of a “change in control”, unless otherwise provided in the applicable award agreement, (i) all awards held by such participant will vest in full (in the case of any awards that are subject to performance goals, at target) and be free of restrictions, and (ii) any option or SAR held by the participant as of the date of the change in control that remains outstanding as of the date of such termination of employment may thereafter be exercised until (A) in the case of ISOs, the last date on which such ISOs would otherwise be exercisable or (B) in the case of nonqualified options and SARs, the later of (x) the last date on which such nonqualified option or SAR would otherwise be exercisable and (y) the earlier of (I) the second anniversary of such change in control and (II) the expiration of the term of such nonqualified option or SAR. With respect to new share-settled awards made following the Transfer, the Company’s ability to deliver shares is subject to the minimum vesting and, if applicable, holding period requirements set forth under the French Commercial Code, as described below.
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
Amendments
Our Board of Directors or our Human Resources Committee may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation will be made that would materially impair the rights of a participant with respect to a previously granted award without such participant’s consent, unless such an amendment is made to comply with applicable law, including, without limitation, Section 409A of the Code, stock exchange rules or accounting rules. In addition, no such amendment will be made without the approval of the Company’s shareholders to the extent such approval is required by applicable law or the listing standards of the applicable stock exchange.

2021 Long-Term Incentive Plan
Despite the ongoing effects of the COVID-19 pandemic, the Company:
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
•did not change the long-term incentive award design by adjusting the long-term incentive mix or by increasing the amount or percentage of time-vested awards.
The 2021 Long-Term Incentive Plan (which we refer to as the “2021 LTIP”) had the same plan design as the previous year. For our executive officers, as well as for other selected employees, awards consisted of PSUs and RSUs. For other selected employees, awards consisted of RSUs only. These awards were granted on May 11, 2021, and are subject to a three-year cliff vesting period, subject to the participant’s continued service through the applicable vesting date, and for PSUs, certain market-related performance conditions being satisfied.
With regard to PSUs, for the purposes of computing the Constellium Total Shareholder Return (the “Constellium TSR”), (i) the stock price at the beginning of the performance period is deemed to be the average closing share price for the 20 trading days preceding the grant date, and (ii) the stock price at the end of the performance period is deemed to be the average closing share price for the 20 trading days preceding the third anniversary of the grant date. Constellium measures itself against a peer group consisting of the S&P MidCap 400 Materials Index and the S&P SmallCap 600 Materials Index (the “Comparator Group”), which represents approximately 60 constituents. The 20-day average starting point of a Constellium share for the
May 11, 2021 grant date was $15.84. The level of achievement shall be determined by comparing the Constellium TSR to the average of the TSRs of the two indices indicated above as follows:
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

Consistent with the 2018 - 2020 Long-Term Incentive Plans, the 2021 LTIP contains a double trigger with respect to the vesting of RSUs and PSUs upon a change in control (i.e. shares do not automatically vest upon a change in control, as vesting requires two triggers: (i) change in control as well as (ii) termination of employment without cause or voluntary termination for good reason). In the event of such a double trigger being applied at any time prior to vesting, unvested RSUs and PSUs will be converted into cash-denominated rights that vest on the date of employment termination. For both RSUs and PSUs, the reference date for the share price will be the date immediately preceding the change in control. For PSUs, the rights will be based on the higher of (I) the base amount (i.e., at target) or (II) the measured TSR on the reference date.
For the 2021 LTIP, 614,555 PSUs at target (which can become 1,229,110 shares at maximum) and 534,499 RSUs were granted on May 11, 2021. Under the 2021 LTIP, 101 participants were granted both PSUs and RSUs and an additional 125 participants were granted RSUs only. On December 31, 2021, 609,469 PSUs at target (which can become 1,218,938 shares at maximum) and 521,042 RSUs were outstanding. 98 participants held both PSUs and RSUs and an additional 119 participants held RSUs only.

For the 2020 Long-Term Incentive Plan (the “2020 LTIP”), 1,049,839 PSUs at target (which can become 2,099,678 shares at maximum) and 910,047 RSUs were granted on April 7, 2020. Under the 2020 LTIP, 99 participants were granted both PSUs and RSUs and an additional 108 participants were granted RSUs only. On December 31, 2021, 985,715 PSUs at target (which can become 1,971,430 shares at maximum) and 836,942 RSUs were outstanding. 90 participants held both PSUs and RSUs and an additional 96 participants held RSUs only.
For the 2019 Long-Term Incentive Plan (the “2019 LTIP”), 1,028,342 PSUs at target (which can become 2,056,684 shares at maximum) and 899,926 RSUs were granted on April 1, 2019. Under the 2019 LTIP, 101 participants were granted both PSUs and RSUs and an additional 99 participants were granted RSUs only. On December 31, 2021, 931,343 PSUs at target (which can become 1,862,686 shares at maximum) and 791,015 RSUs were outstanding. 86 participants held both PSUs and RSUs and an additional 81 participants held RSUs only.
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
Employment Agreement with Jean-Marc Germain
Jean-Marc Germain's employment agreement is dated April 25, 2016 and provides that his annual base salary will be subject to review on an annual basis by the Board of Directors. Mr. Germain’s annual base salary for 2021 was $1,115,000, and was not raised in 2021 as a consequence of a Constellium-wide salary freeze due to the ongoing effects of the COVID-19 pandemic. The employment agreement also provides for a target annual bonus of 120% of the base salary (equal to $1,338,000), and a maximum annual bonus of 180% of the annual base salary (equal to $2,007,000). In respect of his 2020 annual bonus, Mr. Germain received a payment of $721,182 in 2021. In addition, Mr. Germain may be granted equity compensation awards at the discretion of the Board of Directors. Mr. Germain was granted the following equity awards in May 2021: (1) 175,540 PSUs (which can become a maximum of 351,080 shares) and (2) 89,547 RSUs. The PSUs vest on the third anniversary of the grant date, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0-200% of the granted (target) number. RSUs vest 100% on the third anniversary of the date of grant, subject to continued service.
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
Employment Agreement with Peter Matt
Peter Matt's employment agreement is dated as of October 26, 2016 and provides that his annual base salary will be subject to review on an annual basis by Constellium. Mr. Matt’s annual base salary for 2021 was $700,000, and was not raised in 2021 as a consequence of a Constellium-wide salary freeze due to the ongoing effects of the COVID-19 pandemic. The employment agreement also provides for a target annual bonus of 90% of the annual base salary (equal to $630,000), and a maximum annual bonus of 135% of the base salary (equal to $945,000). In respect of his 2020 annual bonus, Mr. Matt received a payment of $362,250 in 2021. In addition, Mr. Matt may be granted equity compensation awards at the discretion of the Board of Directors. Mr. Matt was granted the following equity awards in May 2021: (1) 63,833 PSUs (which can become a maximum of 127,666 shares) and (2) 32,562 RSUs. The PSUs vest on the third anniversary of the grant date, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0-200% of the granted (target) number. RSUs vest 100% on the third anniversary of the date of grant, subject to continued service.
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
Our Board of Directors currently consists of 14 directors, less than a majority of whom are citizens or residents of the United States. In 2021, the Board held seven meetings with almost 100% director attendance at all meetings, except for two directors who did not attend one meeting each.
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
We currently have a single-tier Board of Directors consisting of one executive director (the CEO) and thirteen non-executive directors, two of which are employee directors. For a listing of the current terms of service of our Directors, see “A. Directors and Senior Management” above.
Under French law, each director has a duty towards the company to properly perform his/her duties. Furthermore, each director has a duty to act in the corporate interest of the company.
The corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.
The company is bound vis-à-vis third parties by the actions of its board of directors, even if such actions are not in line with the corporate purpose, unless it can be proven that the third party knew that the action exceeded that purpose or that the third party could not have been unaware of such excess in light of the circumstances; publication of the articles of association (which, under French law, include description of the corporate purpose) does not per se constitute such proof.
Any board resolution regarding a change in the company’s Articles of Association requires shareholders’ approval. The board of directors may decide in its sole discretion, within the confines of French law and the Articles of Association, to incur additional indebtedness subject to any contractual restrictions pursuant to existing financing arrangements.

Under French law, there is no obligation for directors to hold shares in the company unless required by the articles of association. According to our Articles of Association, there is no such obligation. However, the Company adopted internal Share Ownership Guidelines (SOGs) to encourage minimum levels of the Company’s share ownership by its executive director (CEO) and by those of its non-executive directors who receive compensation in such capacity. For further information on the SOGs, you may refer to “Item 6. Directors, Senior Management and Employees—B. Compensation”.
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
He or she represents the company in its relations with third parties. The company is bound vis-à-vis third parties by the actions of its Chief Executive Officer, even if such actions are not in line with the corporate purpose, unless it can be proven that the third party knew that the action exceeded that purpose or that the third party could not have been unaware of such excess in light of the circumstances; publication of the articles of association (which, under French law, include description of the corporate purpose) does not per se constitute such proof.
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
Director Terms and Remuneration
Under French law, a director of a company is appointed for a maximum term of six years. In practice, the articles of association set the directors’ precise term. According to our Articles of Association, the term of office of a Director is of three (3) years and can be renewed without limitation. Directors may be appointed for a shorter term so that the renewal of the Directors’ terms of office may be spread out over time. According to our Articles of Association, the number of Directors who are more than seventy-five (75) years old may not exceed one third of the directors in office and, if this limit is exceeded during the terms of office, the oldest director shall automatically be considered to have resigned at the close of the next general meeting.
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
Under French law, an employee director may be removed from office only in case of a fault in the performance of the directorship, by decision of the president of a French court (Tribunal Judiciaire), at request of majority of directors.
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
According to our Articles of Association, the first employee director is appointed by the French Group Works Council and the second by the European Works Council. In the event of a vacancy in a seat of an employee director, the vacant seat is filled in by an employee designated in the same way as the replaced employee director.
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
Following the amendment by the Company’s Annual General Meeting held on May 11, 2021 of our Articles of Association to allow for such appointment, two employees of the Group were appointed to our Board of Directors by, respectively, the French Group Works Council and the European Works Council.
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
According to our Articles of Association, our Chairman of the Board cannot be older than seventy-five (75) years. If our Chairman of the Board reaches this age limit during his or her term as Chairman, he or she is automatically deemed to have resigned from such position. His or her mandate would extend however, until the next meeting of the Board of Directors during which his or her successor is appointed. Subject to this provision, the Chairman of the Board is always eligible for re-election.
Director Independence
Under French law, there are no director independence requirements for French companies not listed on an EU-regulated market, so we defer to the NYSE requirements. As a foreign private issuer under the NYSE rules, we are not required to have independent Directors on our Board, except to the extent that our Audit Committee is required to consist of independent Directors. However, our Board has determined that, under current NYSE listing standards regarding independence (which we are not currently subject to), and taking into account applicable committee standards, as of December 31, 2021, Messrs. Evans, Brandjes, Deslarzes, Ormerod, Paschke, Puig and Mmes. Boccon-Gibod, Brooks, Browne, Frachet, and Walker are deemed independent directors. Under these standards, Mr. Germain is not deemed independent as he serves as the CEO of the Company, and Mr. Verdier and Ms. Weiler are not deemed independent as they are employees of the Group.
Committees
Under French law, the board of directors may appoint from its members one or more special committees, for which the board sets the composition and powers and which carry out their activity under the board's responsibility. Each committee shall report on its missions at the meetings of the board of directors. Our Board of Directors has currently four committees: the Audit Committee, the Human Resources Committee, the Nominating and Governance Committee and the Safety and Sustainability Committee.

Audit Committee
As of December 31, 2021, our Audit Committee consisted of five independent directors under the NYSE requirements: Lori Walker (Chair), Martha Brooks, Christine Browne, John Ormerod, and Werner Paschke. Our Board has determined that at least one member is an “audit committee financial expert” as defined by the SEC and also meets the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act. The Audit Committee held 8 meetings in 2021, with 100% director attendance at all meetings.
The principal duties and responsibilities of our Audit Committee are to oversee and monitor the following:
•our financial reporting process and internal control system;
•the integrity of our consolidated financial statements, and disclosure matters;
•the independence, qualifications and performance of our independent auditors;
•the performance of our internal audit function;
•financial and other significant risk exposure; and
•our compliance with legal, ethical and regulatory matters.
Human Resources Committee
As of December 31, 2021, our Human Resources Committee consisted of four directors: Martha Brooks (Chair), Christine Browne, Jean-Christophe Deslarzes, and Richard Evans. The Human Resources Committee held 6 meetings in 2021, with 100% director attendance at all meetings.
The principal duties and responsibilities of our Human Resources Committee are:
•to review and make recommendations to the Board with respect to our compensation philosophy, policies and structure and with respect to our annual incentive compensation and equity-based compensation plans;
•to review the compensation of, and reimbursement policies for, members of the Board;
•to review and approve the corporate goals, performance and compensation structure of our Chief Executive Officer;
•to review and approve the compensation structure for all employees who report directly to our Chief Executive Officer;
•to oversee our critical strategic or major human capital issues, including amongst other items, diversity and inclusion, employment engagement surveys and talent development programs; and
•to oversee the selection of officers and management succession planning.
Nominating and Governance Committee
As of December 31, 2021, our Nominating and Governance Committee consisted of five directors: Richard Evans (Chair), Isabelle Boccon-Gibod, Michiel Brandjes, John Ormerod, and Lori Walker. The Nominating and Governance Committee held 6 meetings in 2021, with 100% director attendance at all meetings.
The principal duties and responsibilities of the Nominating and Governance Committee are:
•to establish criteria for Board and committee membership and recommend to our Board proposed nominees for election to the Board and for membership on committees of our Board;
•to conduct succession planning for the Chair of the Board, and for the Chief Executive Officer;
•to make recommendations to our Board regarding Board governance matters and practices;
•to oversee the annual self-assessment of the Board and its committees; and
•to review Board corporate governance matters, including conflicts of interest, related party matters and director independence.
Safety and Sustainability Committee
As of December 31, 2021, our Safety and Sustainability Committee (formerly the Environment, Health and Safety Committee) consisted of four directors: Michiel Brandjes (Chair), Jean-Christophe Deslarzes, Stéphanie Frachet, and Jean-

Philippe Puig. The Safety and Sustainability Committee held 3 meetings in 2021, with 100% director attendance at all meetings.
The principal duties and responsibilities of the Safety and Sustainability Committee are:
•to review periodically the Company's policies, practices and programs with respect to the overall management of safety and sustainability matters, including climate change and environmental matters;
•to oversee the implementation and effectiveness of the Company’s employee safety risk-management procedures, policies, practices, programs and initiatives;
•to review the Company's record of compliance with laws, regulations and Company policies relating to safety and sustainability matters; and
•to work with and advise the other Board committees in areas that come within the mandate of such committees and that also are part of the Company’s sustainability initiatives.

D.	Employees
As of December 31, 2021, we employed approximately 12,000 employees, including approximately 700 fixed-term contractors as well as approximately 500 temporary employees. Approximately 90% of our employees were engaged in production and maintenance activities and approximately 10% were employed in support functions. Approximately 34% of our employees were employed in France, 24% in the United States, 22% in Germany, 6% in Switzerland, and 14% in Eastern Europe and other regions, which percentages are comparable to the distribution of employees geographically in 2020.
A vast majority of non-U.S. employees and approximately 50% of U.S. employees are covered by collective bargaining agreements. These agreements are negotiated on site, regionally or on a national level, and are of different durations.

E.	Share Ownership
Information with respect to share ownership of members of our Board of Directors and our senior management is included in “Item 7. Major Shareholders and Related Party Transactions.”
Equity Incentive Plans
The Company has adopted the Constellium 2013 Equity Plan and the 2021 LTIP thereunder pursuant to which certain of our directors, executive officers and employees are currently eligible to receive equity awards. See “—Constellium SE 2013 Equity Incentive Plan” and “—2021 Long-Term Incentive Plan” above.
Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth the major shareholders of Constellium SE as known by us or ascertained from public filings made by our major shareholders (each person or group of affiliated persons who is known to be the beneficial owner of more than 5% of ordinary shares) and the number and percentage of ordinary shares owned by each such shareholder, in each case as of March 11, 2022.
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

The beneficial ownership percentages in this table have been calculated on the basis of the total number of ordinary shares.

Name of beneficial owner	Number of ordinary shares		Beneficial ownership percentage
T. Rowe Price Associates, Inc.	18,811,179	(1)	13.3%
Caisse des Dépôts (f/k/a Caisse des Dépôts et Consignations), Bpifrance Participations S.A., Bpifrance S.A. (f/k/a BPI-Groupe), EPIC Bpifrance (f/k/a EPIC BPI-Groupe)	16,393,903	(2)	11.6%
Blackrock, Inc.	11,354,523	(3)	8.0%
Janus Henderson Group plc	9,943,448	(4)	7.0%
Directors and Senior Management
Richard B. Evans	256,911	(5)	*
Werner P. Paschke	110,704	(6)	*
Michiel Brandjes	47,361	(7)	*
John Ormerod	15,856	(8)	*
Lori A. Walker	35,044	(9)	*
Martha Brooks	61,545	(10)	*
Stéphanie Frachet	—	(11)	*
Isabelle Boccon-Gibod	3,350	(12)	*
Christine Browne	—	(13)	*
Jean-Christophe Deslarzes	5,500	(14)	*
Jean-Philippe Puig	7,600	(15)	*
Jean-François Verdier	41	(16)	*
Wiebke Weiler	—	(17)	*
Jean-Marc Germain	825,000	(18)	*
Peter R. Matt	419,505	(19)	*
Ingrid Joerg	129,861	(20)	*
Peter Basten	219,636	(21)	*
Philippe Hoffmann	43,661	(22)	*
___________
*Represents beneficial ownership of less than 1%.
(1)This information is based on a Schedule 13G/A filed with the SEC on February 14, 2022 reporting beneficial ownership as of December 31, 2021. T.Rowe Price Associates, Inc. has sole dispositive power with respect to 18,811,179 ordinary shares and sole voting power with respect to 5,922,496 ordinary shares. The principal business address of T.Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.
(2)This information is based on a Schedule 13D/A filed with the SEC on November 8, 2017, which share amount is reconfirmed in a Form 13F dated February 11, 2022. Bpifrance Participations S.A. (f/k/a Fonds Stratégique d'Investissement, “Bpifrance”) is a French public investment fund specializing in the business of equity financing via direct investments or fund and a wholly owned subsidiary of Bpifrance S.A., a French financial institution (“Bpifrance S.A.”). Caisse des Dépôts (“CDC”) and EPIC Bpifrance (“EPIC”) each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance. Bpifrance holds directly 16,393,903 ordinary shares of the Company. As of the date hereof, neither Bpifrance S.A., CDC nor EPIC holds any ordinary shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 16,393,903 ordinary shares of the Company, indirectly through its sole ownership of Bpifrance. CDC and EPIC may be deemed to be the beneficial owners of 16,393,903 ordinary shares of the Company, indirectly through their joint ownership and control of Bpifrance S.A. The principal address for CDC is 56, rue de Lille, 75007 Paris, France and for Bpifrance, Bpifrance S.A. and EPIC is 27-31 avenue du Général Leclerc, 94700 Maisons-Alfort, France.

(3)This information is based on a Schedule 13G filed with the SEC on February 4, 2022 reporting beneficial ownership as of December 31, 2021. Blackrock, Inc. has sole dispositive power with respect to 11,354,523 ordinary shares and sole voting power with respect to 10,759,603 ordinary shares. The principal business address of Blackrock, Inc. is 55 East 52nd Street, New York, NY 10055.
(4)This information is based on a Schedule 13G filed with the SEC on February 10, 2022 reporting beneficial ownership as of December 31, 2021. Janus Henderson Group plc ("Janus Henderson") has shared dispositive power with respect to 9,943,448 ordinary shares and shared voting power with respect to 9,943,448 ordinary shares. Janus Henderson has an indirect 97% ownership stake in Intech Investment Management LLC (“Intech”) and a 100% ownership stake in Janus Henderson Investors U.S. LLC ("JHIUS"), Henderson Global Investors Limited (“HGIL”) and Janus Henderson Investors Australia Institutional Funds Management Limited (“JHIAIFML”), (each an “Asset Manager” and collectively as the “Asset Managers”). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as “Managed Portfolios”). Janus Henderson Contrarian Fund is one of the Managed Portfolios to which JHIUS provides investment advice and was the beneficial owner of 7,896,242 ordinary shares. The Managed Portfolios have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, JHIUS may be deemed to be the beneficial owner of 9,943,448 ordinary shares or 7.0% of the shares outstanding of Constellium held by such Managed Portfolios. However, JHIUS does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The principal business address of Janus Henderson Group plc is 201 Bishopsgate, EC2M 3AE, United Kingdom, and the principal business address of Janus Henderson Contrarian Fund is 151 Detroit Street, Denver, Colorado 80206.
(5)Consists of 256,911 ordinary shares held indirectly by Mr. Evans through the Evans Family Inter Vivos Revocable Trust.
(6)Consists of 110,704 ordinary shares held directly by Mr. Paschke.
(7)Consists of 47,361 ordinary shares held directly by Mr. Brandjes.
(8)Consists of 13,183 ordinary shares held directly by Mr. Ormerod, and 2,673 ordinary shares held indirectly in a self-employed pension trust.
(9)Consists of 35,044 ordinary shares held directly by Ms. Walker.
(10)Consists of 39,545 ordinary shares held directly by Ms. Brooks as well as 22,000 ordinary shares held indirectly by Ms. Brooks in her husband's brokerage account for which she is the beneficiary.
(11)No ordinary shares are held by Ms. Frachet.
(12)Consists of 3,350 ordinary shares held directly by Ms. Boccon-Gibod.
(13)No ordinary shares are held by Ms. Browne.
(14)Consists of 5,500 ordinary shares held directly by Mr. Deslarzes.
(15)Consists of 7,600 ordinary shares held directly by Mr. Puig.
(16)Consists of 41 ordinary shares held directly by Mr. Verdier and no RSUs or PSUs were granted in 2021.
(17)No ordinary shares are held by Ms. Weiler and no RSUs or PSUs were granted in 2021.
(18)Consists of 825,000 ordinary shares held directly by Mr. Germain. Excludes the remaining portions of previous grants: 291,219 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 1, 2022, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 148,557 ordinary shares underlying unvested RSUs that will vest on April 1, 2022, subject to continued service; 312,481 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 7, 2023, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 159,404 ordinary shares underlying unvested RSUs that will vest on April 7, 2023, subject to continued service; 175,540 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 11, 2024, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 89,547 ordinary shares underlying unvested RSUs that will vest on May 11, 2024, subject to continued service.
(19)Consists of 419,505 ordinary shares held directly by Mr. Matt. Excludes the remaining portions of previous grants: 99,847 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 1, 2022, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 50,934 ordinary shares underlying unvested RSUs that will vest on April 1, 2022, subject to continued service; 109,791 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 7, 2023, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 56,007 ordinary shares underlying unvested RSUs that will vest on April 7, 2023, subject to continued service; 63,833 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 11, 2024, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 32,562 ordinary shares underlying unvested RSUs that will vest on
May 11, 2024, subject to continued service.
(20)Consists of 129,861 ordinary shares held directly by Ms. Joerg. Excludes the remaining portions of previous grants: 45,669 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 1, 2022, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 23,297 ordinary shares underlying unvested RSUs that will vest on April 1, 2022, subject to continued service; 50,224 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 7, 2023, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 25,620 ordinary shares underlying unvested RSUs that will vest on April 7, 2023, subject to continued service; 30,748 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 11, 2024, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 15,686 ordinary shares underlying unvested RSUs that will vest on
May 11, 2024, subject to continued service.
(21)Consists of 219,636 ordinary shares held directly by Mr. Basten. Excludes the remaining portions of previous grants: 45,669 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 1, 2022, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 23,297 ordinary shares underlying unvested RSUs that will vest on April 1, 2022, subject to continued service; 50,224 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 7, 2023, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 25,620 ordinary shares underlying unvested RSUs that will vest on April 7, 2023, subject to continued service; 30,748 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 11, 2024, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 15,686 ordinary shares underlying unvested RSUs that will vest on
May 11, 2024, subject to continued service.
(22)Consists of 43,661 ordinary shares held directly by Mr. Hoffmann. Excludes the remaining portions of previous grants: 14,081 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 1, 2022, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 13,340 ordinary shares underlying unvested RSUs that will vest on April 1, 2022, subject to continued service; 14,292 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 7, 2023, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 13,540 ordinary shares underlying unvested RSUs that will vest on April 7, 2023, subject to continued service; 30,748 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 11, 2024, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 15,686 ordinary shares underlying unvested RSUs that will vest on May 11, 2024, subject to continued service.
None of our principal shareholders have voting rights different from those of our other shareholders.
The registrar and transfer agent for our Company reported that, as of December 31, 2021, 141,666,807 of our ordinary shares were held by 3 holders of record in the United States.

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
In addition, the Shareholders Agreement provides that, except as otherwise required by applicable law, Bpifrance will be entitled to designate for binding nomination one director to our Board of Directors so long as its percentage ownership interest is equal to or greater than 4% or it continues to hold all of the ordinary shares it subscribed for at the closing of the acquisition (such share number adjusted for the pro rata share issuance). Any such nominee director will be elected by our shareholders acting at a general meeting upon a binding nomination by the Board of Directors. Under the agreement, the Company also agreed to share financial and other information with Bpifrance to the extent reasonably required to comply with its tax, investor or regulatory obligations and with a view to keeping Bpifrance properly informed about the financial and business affairs of the Company. The Shareholders Agreement contains provisions to the effect that Bpifrance is obliged to treat all information provided to it as confidential, and to comply with all applicable rules and regulations in relation to the use and disclosure of such information. Stéphanie Frachet, was appointed as a non-executive Director of the Company in May 2018, and is currently Managing Director and member of the Bpifrance Capital Development Executive Committee of Bpifrance Investissement which she joined in 2009.
Bpifrance Investissement is a subsidiary of Bpifrance, which is a wholly owned subsidiary of Bpifrance S.A. (f/k/a BPI Groupe), a French financial institution jointly owned and controlled by the Caisse des Dépôts, a French special public entity (établissement special) and EPIC Bpifrance (f/k/a EPIC BPI-Groupe), a French public institution of industrial and commercial nature. As of March 11, 2022, Bpifrance owns approximately 11.6% of the Company’s outstanding ordinary shares. On March 28, 2018, Bpifrance Financement, an affiliate of Bpifrance Investissement and of Bpifrance, entered into a revolving credit facility with Constellium Issoire (f/k/a Constellium France) for an aggregate amount of €10 million for the purpose of financing various investments, subject to a commitment fee of 1% per year. The maximum amount of authorized ceiling was set to be reduced each quarter by €833,333.33. Any amount drawn under this facility was set to bear interest at a rate equal to 3 months Euribor (with a floor of 0%) plus 2.5%. The facility could be drawn upon from time to time. On December 31, 2021, this facility expired in accordance with its contractual terms.
On May 13, 2020, one of our French entities, Constellium International S.A.S., entered into a fully committed term loan facility with a syndicate of banks (the “PGE French Facility”) for an aggregate amount of up to €180 million, of which 80% is guaranteed by the French State. Bpifrance Financement provided €30 million of the PGE French Facility. For further information on the PGE French Facility, please refer to “Item 10. Additional Information—C. Material Contracts—PGE French Facility”.
Transactions with Joint Venture
On January 10, 2019, pursuant to a purchase agreement with UACJ Corporation (“UACJ”) and its U.S. subsidiary, Tri-Arrows Aluminum Holding Inc. (“TAAH”), we acquired TAAH’s 49% stake in Constellium-UACJ ABS, LLC (“CUA”), for $100 million plus the assumption of 49% of approximately $80 million of third party debt at CUA. In connection with the agreement with UACJ and TAAH, we and TAAH agreed to certain transitional commercial arrangements connected to the continuing operations and the business, including an agreement for a multiyear supply of cold coils. See Note 32 to the Consolidated Financial Statements for additional information. Following the acquisition described above, CUA was renamed Constellium Bowling Green LLC.

C.	Interests of Experts and Counsel
Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information
Our Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 are included in this Annual Report at “Item 18. Financial Statements.”
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
Except in the case of a share capital reduction, no distribution can be made to the shareholders when the net equity is, or would become, lower than the amount of the share capital plus the reserves which cannot be distributed in accordance with the law or the articles of association.
Dividends may be paid in cash or, if the shareholders’ meeting so decides, in kind, provided that all the shareholders receive a whole number of assets of the same nature paid in lieu of cash.
Our Articles of Association provide that each shareholder may be given the choice to receive his or her dividend in cash or in shares subject to a decision of the shareholders’ meeting taken by ordinary resolution.
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
We have historically not paid dividends to our shareholders since we are a publicly listed company on the NYSE.

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
Pursuant to Instruction 1(b) to Item 10, the information called for by this Item is included in “Exhibit 2.1. Description of Securities Registered under Section 12 of the Exchange Act” filed with this Annual Report pursuant to Instruction 2(d) to Item 19.

C.	Material Contracts
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:
•Employment Agreements and Benefit Plans. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a description of the material terms of our employment agreements and benefits plans.
•Amended and Restated Shareholders Agreement. See “Item 7. Major Shareholders and Related Party Transactions” for a description of material terms of this contract.
•Notes, Pan-U.S. ABL Facility, PGE French Facility, Swiss Facilities, German Facilities, French Inventory Facility and Factoring Agreements. As disclosed below.

May 2014 Notes (Redeemed in June 2021)
The May 2014 Notes (as defined below) have been fully redeemed as described below.
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
Interest on the 2024 U.S. Dollar Notes accrued at a rate of 5.750% per annum and was payable semi-annually on May 15 and November 15 of each year, beginning November 15, 2014. Substantially concurrently with the launch of the June 2021 Notes Offering (as defined below), we issued a notice of redemption for all of the outstanding 2024 U.S. Dollar Notes (the “2024 Note Redemption”), at a redemption price equal to 100.958% of the principal amount of the 2024 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date (the “2024 Note Redemption Price”). On June 16, 2021 (the “2024 Note Redemption Date”), the $400 million in aggregate principal amount of the 2024 U.S. Dollar Notes were redeemed in accordance with the indenture governing the 2024 U.S. Dollar Notes. Substantially concurrently with the issuance of the June 2021 Notes (as defined below), we satisfied and discharged (the “Satisfaction and Discharge”) the indenture governing the 2024 U.S. Dollar Notes by depositing with the trustee for the 2024 U.S. Dollar Notes an amount in cash sufficient to pay on the 2024 Note Redemption Date the 2024 Note Redemption Price for all 2024 U.S. Dollar Notes redeemed. We used the net proceeds from the June 2021 Notes Offering, together with cash on hand, to fund the 2024 Note Redemption and to pay related fees and expenses.
Prior to May 15, 2019, we were permitted to redeem some or all of the 2024 U.S. Dollar Notes at a price equal to 100% of the principal amount of the 2024 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after May 15, 2019, we were permitted to redeem the 2024 U.S. Dollar Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.875% during the 12-month period commencing on May 15, 2019, 101.917% during the 12-month period commencing on May 15, 2020, 100.958% during the 12-month period commencing on May 15, 2021, and par on or after May 15, 2022, in each case plus accrued and unpaid interest, if any, to the redemption date.
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

Within 30 days of the occurrence of specific kinds of changes of control, the Company was required to make an offer to purchase all outstanding 2024 U.S. Dollar Notes at a price in cash equal to 101% of the principal amount of the 2024 U.S. Dollar Notes, plus accrued and unpaid interest, if any, to the purchase date.
The 2024 U.S. Dollar Notes were senior unsecured obligations of Constellium and were guaranteed on a senior unsecured basis by Constellium International, Constellium France Holdco, Constellium Neuf Brisach, Constellium Issoire, Constellium Finance, Engineered Products International, Constellium Germany Holdco GmbH & Co. KG, Constellium Deutschland GmbH, Constellium Singen GmbH, Constellium Rolled Products Singen GmbH & Co. KG, Constellium Switzerland AG, Constellium US Holdings I, LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Holdings Muscle Shoals LLC (f/k/a Wise Metal Group LLC), Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC), Constellium Bowling Green LLC, and Constellium Property and Equipment Company, LLC. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guaranteed certain indebtedness of Constellium (including the November 2017 Notes, the June 2020 Notes, and the February 2021 Notes) or certain indebtedness of any of the guarantors of the 2024 U.S. Dollar Notes was required to guarantee the 2024 U.S. Dollar Notes.
The indenture governing the 2024 U.S. Dollar Notes contained customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.
The indenture governing the 2024 U.S. Dollar Notes also contained customary events of default.
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

February 2017 Notes (Redeemed in February 2021)
The February 2017 Notes (as defined below) have been fully redeemed as described below.
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
Interest on the February 2017 Notes accrued at rate of 6.625% per annum and was payable semi-annually beginning September 1, 2017. The February 2017 Notes were scheduled to mature on March 1, 2025. The February 2017 Notes were repurchased or redeemed in full in connection with the February 2021 Notes Offering.
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
November 2017 Notes (Partially redeemed in November 2021)
On November 9, 2017, the Company completed a private offering (the “November 2017 Notes Offering”) of $500 million in aggregate principal amount of 5.875% Senior Notes due 2026 (the “2026 U.S. Dollar Notes”) and €400 million in aggregate principal amount of 4.250% Senior Notes due 2026 (the “2026 Euro Notes” and together with the 2026 U.S. Dollar Notes, the “November 2017 Notes”) pursuant to indentures among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. The Company used the net proceeds from an equity offering and the November 2017 Notes Offering, together with cash on hand, to fund the cash tender offers (the “2017 Tender Offers”) for any and all of the $400 million in aggregate principal amount of 8.00% Senior Notes due 2023 (the “2023 U.S. Dollar Notes”), €240 million in aggregate principal amount of 7.00% Senior Notes due 2023 (the “2023 Euro Notes,”), and $425 million in aggregate principal amount of 7.875% Senior Secured Notes due 2021 (the “Senior Secured Notes”, and together with the 2023 Euro Notes and the 2023 U.S. Dollar Notes, the “2017 Tender Offer Notes”) and the redemption (the “2017 Redemption”) of the

2017 Tender Offer Notes not purchased in the 2017 Tender Offers, with the remaining net proceeds being used for general corporate purposes.
Interest on the 2026 U.S. Dollar Notes and 2026 Euro Notes accrues at rates of 5.875% and 4.250% per annum, respectively, and is payable semi-annually on February 15 and August 15 of each year, beginning February 15, 2018. The November 2017 Notes mature on February 15, 2026. The 2026 U.S. Dollar Notes were partially redeemed as described below.
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
The November 2017 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the June 2020 Notes, the February 2021 Notes, and the June 2021 Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium (including the June 2020 Notes, the February 2021 Notes, and the June 2021 Notes) or certain indebtedness of any of the guarantors of the November 2017 Notes must also guarantee the November 2017 Notes.
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
On October 26, 2021, we issued a notice of redemption for an aggregate principal amount of $200 million of the 2026 U.S. Dollar Notes, at a redemption price equal to 101.469% of the principal amount of the 2026 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date. On November 25, 2021, $200 million in aggregate principal amount of the 2026 U.S. Dollar Notes were redeemed in accordance with the indenture governing the 2026 U.S. Dollar Notes. The aggregate principal amount of the 2026 U.S. Dollar Notes now outstanding is $300 million.
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
The June 2020 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the November 2017 Notes, the February 2021 Notes, and the June 2021 Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantee certain indebtedness of Constellium (including the November 2017 Notes, the February 2021 Notes, and the June 2021 Notes) or certain indebtedness of any of the guarantors of the June 2020 Notes must also guarantee the June 2020 Notes.
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
June 2021 Notes
On June 2, 2021, the Company completed a private offering (the “June 2021 Notes Offering”) of €300 million in aggregate principal amount of 3.125% Sustainability-Linked Senior Notes due 2029 (the “June 2021 Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, Deutsche Bank AG, London Branch, as principal paying agent, and Deutsche Bank Luxembourg S.A., as registrar and transfer agent (the “June 2021 Indenture”). The net proceeds of the June 2021 Notes, together with cash on hand, were used to redeem the 2024 U.S. Dollar Notes.
Interest on the June 2021 Notes initially accrues at a rate of 3.125% per annum and is payable semi-annually on January 15 and July 15 of each year, beginning January 15, 2022. From and including July 15, 2026, the interest rate payable on the June 2021 Notes shall be increased by +0.125% to 3.250% per annum (the “Target 1 Step-Up”), unless the Company has notified the trustee of the June 2021 Notes in writing, at least 15 days prior to July 15, 2026, that it has determined that the Company has attained Sustainability Performance Target 1 (as defined in the June 2021 Indenture) and received an Assurance Letter (as defined in the June 2021 Indenture). From and including July 15, 2027, the interest rate payable on the June 2021 Notes shall be increased by +0.125% to (x) 3.375% per annum, if the Target 1 Step-Up took effect or (y) 3.250% per annum, if the Target 1 Step-Up did not take effect, in each case unless the Company has notified the trustee of the June 2021 Notes in writing, at least 15 days prior to July 15, 2027, that it has determined that the Company has attained Sustainability Performance Target 2 (as defined in the June 2021 Indenture) and received an Assurance Letter. The June 2021 Notes mature on July 15, 2029.
Prior to July 15, 2024, we may redeem some or all of the June 2021 Notes at a price equal to 100% of the principal amount of the June 2021 Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after July 15, 2024, we may redeem the June 2021 Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 101.688% during the 12-month period commencing on July 15, 2024, 100.844% during the

12-month period commencing on July 15, 2025, and par on or after July 15, 2026, in each case plus accrued and unpaid interest, if any, to the redemption date.
In addition, at any time or from time to time prior to July 15, 2024, we may, within 90 days of a qualified equity offering, redeem the June 2021 Notes in an aggregate amount equal to up to 35% of the original aggregate principal amount thereof (after giving effect to any issuance of additional June 2021 Notes) at a redemption price equal to 103.125% of the principal amount thereof, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of the February 2021 Notes would remain outstanding immediately after giving effect to such redemption.
Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding June 2021 Notes at a price in cash equal to 100% of the principal amount of the June 2021 Notes, plus accrued and unpaid interest, if any, to the purchase date.
The June 2021 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the November 2017 Notes, the June 2020 Notes and the February 2021 Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantee certain indebtedness of Constellium (including the November 2017 Notes, the June 2020 Notes and the February 2021 Notes) or certain indebtedness of any of the guarantors of the June 2021 Notes must also guarantee the June 2021 Notes.
The June 2021 Indenture contains customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.
The June 2021 Indenture also contains customary events of default.
Pan-U.S. ABL Facility
On June 21, 2017, Ravenswood and Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC) (“Muscle Shoals”), entered into a $300 million asset-based revolving credit facility (as amended, supplemented or otherwise modified as described below, the “Pan-U.S. ABL Facility”), with the lenders from time to time party thereto and Wells Fargo Bank, National Association as administrative agent (the “Administrative Agent”) and collateral agent. Concurrently with Ravenswood and Muscle Shoals’ entry into the Pan-U.S. ABL Facility, (i) the $100 million asset-based revolving credit facility entered into by Ravenswood on May 25, 2012 and (ii) the asset-based revolving credit facility entered into by Muscle Shoals, as borrower, and Constellium Holdings Muscle Shoals LLC (f/k/a Wise Metals Group LLC), Listerhill Total Maintenance Center, LLC, Wise Alloys Finance Corporation, and Alabama Electric Motor Services, LLC, as guarantors, dated December 11, 2013, were each terminated. On February 20, 2019, we amended and restated the Pan-U.S. ABL Facility to, among other things, (i) join Constellium Bowling Green LLC (“Bowling Green”) as an additional borrower and Constellium Property and Equipment Company, LLC as an additional guarantor, (ii) increase the available commitments thereunder to $350 million, and (iii) make certain changes to the covenants, terms, and conditions thereof. On May 10, 2019, we amended the Pan-U.S. ABL Facility to (i) increase the available commitments thereunder to $400 million and (ii) make certain other changes to the covenants, terms and/or conditions thereof.
The Pan-U.S. ABL Facility provides Ravenswood, Muscle Shoals, and Bowling Green (the “Borrowers”) a working capital facility for their respective operations. The Pan-U.S. ABL Facility has sublimits of $35 million for letters of credit and $35 million for swingline loans.
The Pan-U.S. ABL Facility matures on the earlier of (i) April 27, 2026 and (ii) 90 days prior to the maturity date of any indebtedness (other than loans under the Pan-U.S. ABL Facility) of any Borrower or any Borrower’s subsidiaries in an aggregate amount exceeding $50.0 million (but excluding for this purpose the indebtedness of Borrowers pursuant to their guarantees of the existing unsecured notes issued by Constellium SE) (the “Pan-U.S. ABL Maturity Date”).
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
The Pan-U.S. ABL Facility also contains a financial maintenance covenant that provides that at any time during which borrowing availability thereunder is below 10% of the aggregate commitments under the Pan-U.S. ABL Facility, the Borrowers will be required to maintain a minimum fixed charge coverage ratio with respect to the Company and its subsidiaries of 1.0 to 1.0, calculated on a trailing twelve-month basis. Previously, the Company would also need to maintain a minimum Borrower EBITDA Contribution of 25%, calculated on a trailing twelve-month basis. “Borrower EBITDA Contribution” means, for any period, the ratio of (x) the combined EBITDA of the Borrowers and their respective subsidiaries for such period, to (y) the consolidated EBITDA of the Company and its subsidiaries for such period. The financial maintenance covenant relating to the minimum Borrower EBITDA Contribution was removed from the Pan-U.S. ABL Facility in Amendment No. 4 (defined below).
The Pan-U.S. ABL Facility also contains customary events of default.
On April 24, 2020, the Borrowers entered into an Amendment No. 2 (“Amendment No. 2”) to the Pan-U.S. ABL Facility, with certain of the Constellium SE’s subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent. Amendment No. 2, established a new fully-committed delayed draw term loan facility (the “Delayed Draw Term Loans”) that allowed the Borrowers to borrow an aggregate amount up to the lesser of $166.25 million and 50% of the net orderly liquidation value of eligible equipment, in up to three separate draws at any time until November 1, 2020 (the “Term Loan Commitment Expiration Date”), subject to quarterly amortization payments of principal (calculated on the basis of a seven year assumed life) commencing on January 1, 2021. If drawn, the proceeds of the Delayed Draw Term Loans would have been used for general corporate purposes. The Delayed Draw Term Loans (if drawn) was set to mature on the Pan-U.S. ABL Maturity Date. Interest payable on any drawn Delayed Draw Term Loans would have been calculated, at the applicable Borrower’s election, based on either the LIBOR or base rate (as calculated by the Administrative Agent in accordance with the Pan-U.S. ABL Facility), plus a margin equal to 4.00% per annum in the case of LIBOR loans and 3.00% in the case of base rate loans. The Delayed Draw Term Loans was subject to substantially the same covenants as the Pan-U.S. ABL Facility. The Delayed Draw Term Loans replaced the committed $200 million incremental revolving facility that was available prior to the effectiveness of Amendment No. 2.
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

On September 25, 2020, the Borrowers entered into an Amendment No. 3 (“Amendment No. 3”) to the Pan-U.S. ABL Facility with certain of Constellium SE’s subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent. Amendment No. 3, among other things, extended the Term Loan Commitment Expiration Date to May 1, 2021 and changed the date of the first quarterly amortization payment of principal with respect to the Delayed Draw Term Loans from January 1, 2021 to July 1, 2021.
On April 27, 2021, the Borrowers entered into an Amendment No. 4 (“Amendment No. 4”) to the Pan-U.S. ABL Facility with certain of Constellium SE’s subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent. Amendment No. 4, among other things, extended the facility maturity date to the fifth anniversary of the amendment effective date, provided alternate reference currencies to replace LIBOR, terminated all Term Loan Commitments and deleted the financial maintenance covenant relating to the minimum Borrower EBITDA Contribution.
On December 3, 2021, the Borrowers entered into an Amendment No. 5 (“Amendment No. 5”) to the Pan-U.S. ABL Facility with certain of Constellium SE’s subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent. Amendment No. 5 made certain technical changes to the Pan-U.S. ABL Facility, including adding Constellium US Intermediate Holdings LLC as a “Constellium Holding Company” (as defined in the Pan-U.S. ABL Facility).
PGE French Facility
On May 13, 2020, Constellium International S.A.S. (the “French Borrower”) entered into a term facility agreement for a loan guaranteed by the French State (PGE Grande Entreprise) (the “PGE French Facility”) with BNP Paribas as coordinator, agent and security agent and BNP Paribas, Société Générale and Bpifrance Financement as original lenders. The PGE French Facility established a fully committed term loan (the “PGE Loan”) that allowed the French Borrower to borrow an aggregate amount of up to €180 million in one draw on May 20, 2020, which the French Borrower drew on such date. The proceeds of the PGE French Facility were destined to be used for financing the working capital and liquidity needs of the French Borrower and its subsidiaries in France.
The PGE Loan was set to mature no earlier than May 20, 2021, with the French Borrower having an option to extend for up to five years. In 2021, the French Borrower exercised the option to extend the PGE French Facility for one year until May 20, 2022. In accordance with French law no. 2020-289 dated March 23, 2020, related ministerial order (arrêté) dated March 23, 2020, as may be amended from time to time, and pursuant to ministerial order (arrêté) dated May 15, 2020 published on May 16, 2020, 80% of the principal outstanding amount of the PGE Loan benefits from a guarantee of the French State.
Interest payable on the drawn PGE Loan is calculated based on the EURIBOR plus a margin and the cost of the guarantee calculated in accordance with the PGE French Facility equal to 1.30% per annum for the margin and 0.50% for the guarantee during the first year of the PGE Loan and 1.80% per annum for the margin and 1.00% for the guarantee during the second year.
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
By a letter dated May 12, 2021, the PGE French Facility was amended to extend the date after which, if Constellium SE were to make a debt capital markets issuance, it would be required to make a voluntary prepayment of the PGE Loan up to the amount of the net proceeds of such issuance (such date extended from May 20, 2021 to August 20, 2021).
Swiss Facilities
On April 14, 2020, Constellium Valais SA entered into term facility agreements for loans with credit support from the Swiss Federal Government. These facilities allow for the borrowing of a combined amount of CHF 20 million, which are uncommitted. The facilities are reduced on a half-year basis by CHF 2.4 million from June 30, 2021 onwards.
German Facilities (expired in 2021)
On July 15, 2020, two of our German entities entered into two credit facilities for a total amount of €50 million, of which 80% was guaranteed by the German government. One of the German facilities had an interest coverage covenant if the facility were drawn. In July 2021, the two German facilities were not drawn and consequently expired in accordance with their contractual terms.
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

The French Borrowers’ obligations under the French Inventory Facility are guaranteed by Constellium International and are secured by possessory and non-possessory pledges of the eligible inventory of the French Borrowers.
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
On April 30, 2020, the German/Swiss, and Czech Factoring Agreements were each extended to December 31, 2023.
On May 26, 2020, the French Factoring Agreement was amended to (a) extend the maturity to December 31, 2023, (b) add a €20 million recourse tranche to the facility to increase liquidity of the facility on the same asset base and subject to the same terms, and (c) change the interest rate margin to be EURIBOR plus 0.8%-1.4% depending on Constellium SE’s credit rating.
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
Wise Factoring Facility (expired in 2021)
On March 16, 2016, Wise Alloys, since renamed Constellium Muscle Shoals LLC, entered into a Receivables Purchase Agreement (the “Wise Factoring Facility”) with Wise Alloys Funding II, LLC, since renamed Constellium Muscle Shoals Funding II LLC (“New RPA Seller”), Hitachi Capital America Corp. (“Hitachi”), and Greensill Capital Inc., as purchaser agent, providing for the sale of certain receivables of Wise Alloys to Hitachi. The Wise Factoring Facility was amended on November 22, 2016 to join Intesa Sanpaolo S.p.A., New York Branch (together with Hitachi, the “Wise Factoring Purchasers”) as a purchaser. As of December 31, 2017, the Wise Factoring Facility provides for the sale of receivables to the Wise Factoring Purchasers in an amount not to exceed $325 million in the aggregate outstanding at any time. Receivables under the Wise Factoring Facility are sold at a discount based on a rate equal to a LIBOR rate plus 2.00-2.50% (based on the credit rating of the account debtor) per annum. The New Wise RPA Seller is required to pay a commitment fee in the amount of $20,000 per annum plus 1% per annum of the total commitments under the Wise Factoring Facility.
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
On September 30, 2019, the Wise Factoring Facility was amended to, among other things, join Deutsche Bank Trust Company America as a Wise Factoring Purchaser, release Hitachi from its commitment and remove Hitachi as a purchaser under the facility, decrease the commitments thereunder to $300 million in the aggregate outstanding at any time, reduce the discount at which receivables are sold to a rate equal to a LIBOR rate plus 1.65% per annum, permit the sale of certain receivables with due dates up to 180 days after the invoice date (increased from 135 days) and extend the date on which the Wise Factoring Purchasers’ obligation to purchase receivables under the Wise Factoring Facility would terminate to September 30, 2021.
The Wise Factoring Purchasers’ obligation to purchase receivables under the Wise Factoring Facility terminated on September 30, 2021. The receivables purchased by the Wise Factoring Purchasers prior to September 30, 2021 shall be governed by the terms of the Wise Factoring Facility until such receivables have been paid off or are otherwise discharged.
Muscle Shoals Factoring Facility
On September 30, 2021, Constellium Muscle Shoals LLC (“Constellium Muscle Shoals”), entered into a Receivables Purchase Agreement (the “Muscle Shoals Factoring Facility”) with Constellium Muscle Shoals Funding III LLC (“Funding III RPA Seller”), Intesa Sanpaolo S.p.A., New York Branch (“Intesa”), as purchaser representative, and Intesa and Deutsche Bank Trust Company Americas (“DB”, together with Intesa, the “CSTM MS Factoring Purchasers”), as purchasers. Under the Muscle Shoals Factoring Facility, Constellium Muscle Shoals and Funding III RPA Seller may, from time to time, sell certain receivables of Constellium Muscle Shoals to the CSTM MS Factoring Purchasers. As of December 31, 2021, the Muscle Shoals Factoring Facility provides for the sale of receivables to the CSTM MS Factoring Purchasers in an amount not to exceed $300 million in the aggregate outstanding at any time. Receivables under the Muscle Shoals Factoring Facility are sold at a discount based on a rate equal to a LIBOR rate plus 1.575-1.90% (based on the account debtor) per annum. Funding III RPA Seller is required to pay a commitment fee in an amount equal to the product of 0.56%, per annum, and the difference between the CSTM MS Factoring Purchasers’ total commitments and their aggregate purchase amounts of receivables purchased under the Muscle Shoals Factoring Facility.
Subject to certain customary exceptions, each purchase under the Muscle Shoals Factoring Facility is made without recourse to the Funding III RPA Seller. Funding III RPA Seller has no liability to the CSTM MS Factoring Purchasers, and the CSTM MS Factoring Purchasers are solely responsible for the account debtor’s failure to pay any purchased receivable when it is due and payable under the terms applicable thereto. Constellium International has provided a guaranty for Funding III RPA Seller’s and Constellium Muscle Shoals’ performance obligations under the Muscle Shoals Factoring Facility.
The Muscle Shoals Factoring Facility contains customary covenants. The CSTM MS Factoring Purchasers’ obligation to purchase receivables under the Muscle Shoals Factoring Facility is subject to certain conditions, including without limitation that certain changes of control shall not have occurred, that there shall not have occurred a material adverse change in the business condition, operations or performance of the Funding III RPA Seller, Constellium Muscle Shoals, or Constellium International, and that Constellium’s corporate credit rating shall not have been withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s.
On December 21, 2021, the Muscle Shoals Facility was amended to permit Constellium Muscle Shoals and Funding III RPA Seller to begin selling receivables relating to a new account debtor.

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
Withholding tax on dividends paid to shareholders who are not resident of France
Under French law, dividends paid by a French corporation, such as the Company, to non-residents of France are generally subject to French withholding tax at a rate of (i) 12.8% for distributions made to individuals, (ii) 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Union or in another Member State of the European Economic Area Agreement that has concluded a tax treaty with France which includes an administrative assistance provision to address tax evasion and avoidance, that would be taxed in accordance with the provisions of Article 206, 5 of the French Tax Code had such holder had its registered office in France and that meet the criteria provided for by the Guidelines BOI-IS-CHAMP-10-50-10-40-25/03/2013, n° 580 et seq. and BOI-RPPM-RCM-30-30-10-70-24/12/2019, n° 130, and (iii) generally 26.5% (it being noted that such withholding tax rate is reduced to 25% starting January 1, 2022 in line with the reduction of the rate of French corporate income tax provided for by Article 219, I of the French Tax Code) in other cases.
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
Conditional withholding tax
As of 1 January 2021, a withholding tax has been introduced on interest and royalty payments by a withholding agent established in the Netherlands (including withholding agents that were initially incorporated under Dutch law) to affiliated benefit beneficiaries in a low-tax jurisdiction and in case of abusive situations. Special rules apply to payments to (reverse) hybrid entities. The rate is linked to the highest Dutch corporate income tax rate (25% in 2021 and 25.8% in 2022).
A benefit beneficiary is an entity that is entitled to benefits in the form of interest and royalties. Benefit beneficiaries subject to the conditional withholding tax are those that:

1.judged on circumstances or according to local regulations are established in a low‑tax jurisdiction. If the benefit beneficiary is also established in a high-tax jurisdiction and certain conditions have been met, they will not be subject to tax;
2.are not established in a low-tax jurisdiction, but the benefits are allocated to a permanent establishment in that jurisdiction;
3.from a Dutch perspective are transparent and from the perspective of the country of the underlying participant are non-transparent (hybrid entity);
4.from a Dutch perspective are non-transparent and from the perspective of the country of establishment are transparent (reverse hybrid entity);
5.are not established in the Netherlands or a low-tax jurisdiction because there is an abuse situation. For there to be abuse, both the subjective test and the objective test must be met. The subjective test means that the main objective or one of the main objectives of the arrangement is to avoid withholding tax being imposed at another party. The objective test is met if there is an artificial arrangement or transaction (the arrangement is not set up based on valid business reasons that reflect economic reality).
Payments to affiliated entities entail payments to both parent/grandparent, subsidiary/ sub-subsidiary and sister companies. There is affiliation if:
1.the benefit beneficiary directly or indirectly holds a qualifying interest in the withholding agent;
2.the withholding agent directly or indirectly holds a qualifying interest in the benefit beneficiary;
3.a third party directly or indirectly holds a qualifying interest in the benefit beneficiary and in the withholding agent;
4.the benefit beneficiary together with other entities that belong to a cooperating group directly or indirectly hold a qualifying interest in the withholding agent;
5.the withholding agent together with other entities that belong to a cooperating group directly or indirectly hold a qualifying interest in the benefit beneficiary;
6.entities belonging to a cooperating group together directly or indirectly hold a qualifying interest in the benefit beneficiary and in the withholding agent.
A qualifying interest is an interest in an entity with which the decisions of that entity can be influenced in such a way that the activities of that entity can be determined. This is, in principle, the case if the interest represents more than 50% of the statutory voting rights.
Low-tax jurisdictions are countries included in the Regulation on Low-tax States and Non‑cooperative Jurisdictions for Tax Purposes. These countries either appear on the EU list of non-cooperative jurisdictions or have a statutory tax rate of less than 9%. An exhaustive list of states designated on the basis of the above criteria is drawn up each year. It is based on the rate applying on October 1 of the preceding calendar year or on the most recent EU blacklist for the preceding calendar year. For financial years commencing on or after January 1, 2021, the following states have been classified as designated states: American Samoa, Anguilla, the Bahamas, Bahrain, Barbados, Bermuda, the British Virgin Islands, the Cayman Islands, Fiji, Guam, Guernsey, the Isle of Man, Jersey, Palau, Panama, Samoa, the Seychelles, Trinidad and Tobago, the Turks and Caicos Islands, Turkmenistan, the United Arab Emirates, the US Virgin Islands, and Vanuatu.
As of 2024, the tax base for this conditional withholding tax on interest and royalty payments will be expanded to also cover dividends. The term “dividends” for the conditional withholding tax will be equal to the term “dividends” for dividend withholding tax purposes.
Since the Company was initially incorporated under Dutch law it is deemed to be resident of the Netherlands for the conditional withholding tax and as such should qualify as a withholding agent. Dividends paid on our ordinary shares following migration may therefore, based on Dutch domestic law, still become subject to the Dutch conditional withholding tax as of 2024. However, as set out above, on the basis of the double tax treaty between the Netherlands and France, the conditional withholding tax may only be withheld from any such dividends paid, if and when paid to Dutch resident holders of our ordinary shares (and non-Dutch resident holders of our ordinary shares that have a permanent establishment in the Netherlands to which the ordinary shares are attributable). Given that no conditional withholding tax should be due on payment to Dutch tax residents, the conditional withholding tax may only become due to the extent that a dividend is paid to an affiliated benefit beneficiary that judged on circumstances or according to local regulations is established in a low‑tax jurisdiction and that has a permanent establishment in the Netherlands to which our ordinary shares are allocable.

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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Refer to the information set forth under the Notes to the Consolidated Financial Statements at “Item 18. Financial Statements”:
•NOTE 2 - Summary of Significant Accounting Policies—2.6— Principles governing the preparation of the Consolidated Financial Statements— Financial Instruments; and
•NOTE 21 - Financial Risk Management.

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
Constellium’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2021 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on such criteria, Constellium’s management has concluded that, as of December 31, 2021, the Company´s internal control over financial reporting is effective.

C.	Attestation report of the registered public accounting firm.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.

D.	Changes in Internal Control over Financial Reporting
During the period covered by this report, we have not made any change to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16.
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that the members of our Audit Committee, Mmes. Walker, Brooks and Browne and Messrs. Paschke and Ormerod satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our Board of Directors has also determined that each of Ms. Walker and Messrs. Paschke and Ormerod is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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
Item 16C. Principal Accountant Fees and Services
PricewaterhouseCoopers Audit has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2021.
The following table sets out the aggregate fees for professional services and other services rendered to us by PricewaterhouseCoopers in the years ended December 31, 2021 and 2020, and breaks down these amounts by category of service:

	For the year ended December 31,
	2021	2020
	(€ in thousands)
Audit fees	3,891	3,682
Audit-related fees	338	632
Tax fees	305	285
All other fees	3	2
Total(1)	4,537	4,601
__________________
(1) Including out-of-pocket expenses amounting to €103,000 and €86,000 for the years ended December 31, 2021 and 2020, respectively.
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
•Equity Compensation Plans-French law requires shareholder approval at a general meeting of the shareholders to adopt an equity compensation plan, which is consistent with the shareholder vote required by the NYSE Listed Company Manual. It is common practice after obtaining such shareholder approval for the shareholders of a French company to then delegate to such company’s board of directors the authority to decide on the specific terms of the granting of equity compensation, within the limits of the shareholders’ authorization. The shareholders of the Company at the extraordinary general meeting held on November 25, 2019 and at the annual general meeting held on May 11, 2021 approved such authorizations to delegate such authority to the Board of Directors.
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
•the French Record Date will be set;
•an additional record date will be fixed for all shareholders registered on the U.S. Register, which date will be the 25th day before the meeting (the “U.S. Record Date”); and

•shareholders who purchase shares between the U.S. Record Date and the French Record Date will be entitled to participate and vote at the shareholders’ meeting as long as they continue to be shareholders on the French Record Date. However, given the short time between the French Record Date and the shareholders’ meeting date, shareholders as of the French Record Date may not have received the notices and information received by shareholders holding shares registered on the U.S. Register as of the U.S. Record Date. To the extent that shareholders as of the U.S. Record Date have sent voting instructions and sold or otherwise transferred their shares as of the French Record Date, such voting instructions will be invalidated or modified by the Company, as the case may be, in accordance with articles R. 225-85 and R. 225-86 of the French Commercial Code.
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
Additional draft resolutions to be submitted for approval by the shareholders at any shareholders’ meeting may be proposed to the board of directors within the proscribed time limit (which is no later than 20 days after the publication of the convening notice (avis de réunion) and in any event no sooner than 25 days prior to the date of the shareholders’ meeting) by one or several shareholders holding a specified percentage of shares. The convening notice (avis de réunion) must be published in France with the BALO at least 35 days prior to the date of the shareholders’ meeting and can be consulted at https://www.journal-officiel.gouv.fr/balo/. As the U.S. Record Date is fixed at the 25th day before the shareholders’ meeting, shareholders wishing to submit additional resolutions will need to submit them before receiving the meeting materials sent to them on or around the U.S. Record Date, otherwise their submissions will not be considered. The percentage of shares required to be held by one or several shareholders to be able to submit additional draft resolutions depends on the amount of the share capital of the Company; based on the Company’s issued share capital of €2,833,547.32 as of December 31, 2021, this percentage would be 2.90%.
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
Repurchase of Shares; Pre-emptive Rights; Shareholder Vote on Certain Reorganizations
Under French law, a private company (which our Company is for French law purposes for so long as its shares are not listed on an EU-regulated market) may not subscribe for newly issued shares in its capital but may, however, acquire its own shares, subject to shareholders’ authorization, for the following purposes only:

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
Shares acquired but not used in accordance with the above purposes must be cancelled. As of the date of this Annual Report, the Company does not have in place such shareholders’ authorization granted to the Board of Directors to purchase its own shares.
Also, under French law, a private company (which our Company is for French law purposes for so long as its shares are not listed on an EU-regulated market) may acquire its own shares, without shareholders’ authorization, with a view to distributing within one year of their repurchase the relevant shares to employees or managers under a restricted free share or share option plan, not to exceed 10% of the share capital.
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
This delegation had certain similarities to a rights plan in the U.S., both allowing the board of directors to issue free warrants to subscribe to new shares to existing shareholders in case an unsolicited public tender offer is launched on the Company. The purpose of such delegation is to give the board of directors the possibility to negotiate with the bidder to induce the bidder to raise the offer price and/or improve the terms of the offer. It could only be triggered in the event of a public bid for the shares and if the warrants are issued, they would be issued to all those shareholders who hold shares before the expiry of the public offer period. This delegation was given for a twelve-month period, was not used and expired on June 28, 2021.

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
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
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
Parent Company Condensed Financial Information is included herein in Note 31 to the Consolidated Financial Statements.
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:
EXHIBIT INDEX

1.1	Articles of Association of Constellium SE dated May 26, 2021**

2.1	Description of Securities Registered under Section 12 of the Exchange Act**

4.1
Second Amendment to Credit Agreement, dated as of March 25, 2013, among Constellium Holdco B.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the new Term Lenders party thereto, Deutsche Bank Trust Company Americas, as the Existing Administrative Agent, and Deutsche Bank AG New York Branch, as the successor Administrative Agent (incorporated by reference to Exhibit 4.2 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.2
Third Amendment to Credit Agreement, dated as of July 31, 2013, among Constellium N.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the lenders party thereto, and Deutsche Bank AG New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

4.3
ABL Credit Agreement, dated as of May 25, 2012, among Constellium Holdco II B.V., Constellium U.S. Holdings I, LLC, Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders from time to time party hereto, and Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.4
First Amendment to Credit Agreement, dated as of January 7, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.5 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.5
Second Amendment to Credit Agreement, dated as of March 20, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.4 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

4.6
Third Amendment to Credit Agreement, dated as of October 1, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders party thereto, and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated by reference to Exhibit 4.6 of Constellium N.V.’s Registration Statement on Form F-1 filed on October 23, 2013, File No. 333-191863)

4.7
Fourth Amendment to Credit Agreement, dated as of May 7, 2014, among Constellium Rolled Products Ravenswood, LLC, as borrower, Deutsche Bank Trust Company Americas, as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 4.8 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.8
Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.750% Senior Notes due 2024 (incorporated by reference to Exhibit 4.7 of Constellium N.V.’s Form 20-F filed on April 24, 2015, File No. 001-35931)

4.9
Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.15 of Constellium N.V.’s Form 20-F filed on April  18, 2016, File No. 001-35931)

4.10
Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH  & Co. KG, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.11
Third Supplemental Indenture (5.750% Senior Notes due 2024), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

4.12
Fourth Supplemental Indenture, dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.12 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.12.1
Fifth Supplemental Indenture (5.750% Senior Notes due 2024), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.2 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.13
Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.625% Senior Notes due 2021 (incorporated by reference to Exhibit 4.8 of Constellium N.V.’s Form 20-F filed on April 24, 2015, File No. 001-35931)

4.14
Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.18 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.15
Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.19 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.16
Third Supplemental Indenture (4.625% Senior Notes due 2021), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.20 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

4.17
Fourth Supplemental Indenture, dated as of November 30, 2017, among Constellium International S.A.S., Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.17 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.17.2
Fifth Supplemental Indenture (4.625% Senior Notes due 2021), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.1 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.18
Indenture, dated as of December 19, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 8.00% Senior Notes due 2023 (incorporated by reference to Exhibit 4.12 of Constellium N.V.’s Form 20-F filed on April 24, 2015, File No. 001-35931)

4.19
Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Constellium N.V., and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.21 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.20
Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.22 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.21
Supplemental Indenture (8.00% Senior Notes due 2023), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.24 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

4.22
Indenture, dated as of December 19, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 7.00% Senior Notes due 2023 (incorporated by reference to Exhibit 4.13 of Constellium N.V.’s Form 20-F filed on April 24, 2015, File No. 001-35931)

4.23
Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.24 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.24
Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.25 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.25
Supplemental Indenture (7.00% Senior Notes due 2023), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.28 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

4.26
Indenture, dated as of March 30, 2016, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 7.875% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 4.26 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.27
Supplemental Indenture (7.875% Senior Secured Notes due 2021), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.30 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

4.28
Parity Lien Intercreditor Agreement, dated as of March 30, 2016, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.27 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.29
Indenture, dated as of December 11, 2013, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent, providing for the issuance of the 8 3/4% Senior Secured Notes due 2018 (incorporated by reference to Exhibit 4.14 of Constellium N.V.’s Form 20-F filed on April 24, 2015, File No. 001-35931)

4.30
First Supplemental Indenture, dated as of April 16, 2014, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.29 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.31
Second Supplemental Indenture, dated as of June 4, 2014, among WAC I, LLC, Wise Metals Group LLC, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.30 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.32
Third Supplemental Indenture, dated as of October 17, 2014, among Wise Metals Group LLC, Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.31 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.33
Credit Agreement, dated as of December 11, 2013, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Administrative Agent (incorporated by reference to Exhibit 4.15 of Constellium N.V.’s Form 20-F filed on April 24, 2015, File No. 001-35931)

4.34
Waiver and Amendment No. 1 to Credit Agreement, dated as of March 4, 2014, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.33 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.35
Consent and Amendment No. 2 to Credit Agreement, dated as of June 30, 2014, among Wise Alloys LLC, as Borrower, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.34 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.36
Amendment No. 3 to Credit Agreement, dated as of November 26, 2014, by and among Wise Alloys LLC, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F filed on April 24, 2015, File No. 001-35931)

4.37
Consent and Amendment No. 4 to Credit Agreement, dated as of December 23, 2014, by and among Wise Alloys LLC, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.17 of Constellium N.V.’s Form 20-F filed on April 24, 2015, File No. 001-35931)

4.38
Amendment No. 5 to Credit Agreement, dated as of March 23, 2015, among Wise Alloys LLC, the credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.37 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.39
Amendment No. 6 to Credit Agreement, dated as of November 4, 2015, by and among Wise Alloys LLC, as Borrower, the other credit parties party thereto, the lenders party thereto, and General Electric Capital Corporation, as Agent (incorporated by reference to Exhibit 4.38 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.40
Amendment No. 7 to Credit Agreement, dated as of February 7, 2017, by and among Wise Alloys LLC, as Borrower, the other credit parties party thereto, the lenders party thereto, and Wells Fargo Bank, National Association, as successor Agent (incorporated by reference to Exhibit 4.43 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

4.41
Indenture, dated as of February 16, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 6.625% Senior Notes due 2025 (incorporated by reference to Exhibit 4.45 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

4.42
Indenture, dated as of November 9, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.875% Senior Notes due 2026 (incorporated by reference to Exhibit 4.42 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.43
First Supplemental Indenture (5.875% Senior Notes due 2026), dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.43 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.43.1
Second Supplemental Indenture (5.875% Senior Notes due 2026), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.4 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.43.2	Third Supplemental Indenture (5.875% Senior Notes due 2026), dated as of December 3, 2021, among Constellium US Intermediate Holdings LLC and Deutsche Bank Trust Company Americas, as Trustee**

4.44
Indenture, dated as of November 9, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.250% Senior Notes due 2026 (incorporated by reference to Exhibit 4.44 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.45
First Supplemental Indenture (4.250% Senior Notes due 2026), dated as of November 30, 2017, among Constellium International S.A.S., Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.45 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.45.1
Second Supplemental Indenture (4.250 % Senior Notes due 2026), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.5 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.45.2
Third Supplemental Indenture (4.250% Senior Notes due 2026), dated as of December 3, 2021, among Constellium US Intermediate Holdings LLC and Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent**

4.46
Credit Agreement, by and among Wise Alloys LLC and Constellium Rolled Products Ravenswood, LLC, as Borrowers, Wise Metals Group LLC and Constellium US Holdings I, LLC, as Loan Parties, Constellium Holdco II B.V., as Parent Guarantor, the lenders party thereto, Wells Fargo Bank, N.A., as Administrative Agent and Collateral Agent, the Joint Lead Arrangers and Joint Bookrunners party thereto, and the Co-Syndication Agents party thereto, dated as of June 21, 2017 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

4.46.1
Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, and Constellium Bowling Green LLC, as Borrowers, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, and Constellium Property and Equipment Company, LLC, as Loan Parties, Constellium International S.A.S., as Parent Guarantor, the lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of February 20, 2019 (incorporated by reference to Exhibit 4.46.1 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

4.46.2
Amendment No. 1 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of May 10, 2019 (incorporated by reference to Exhibit 4.6 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.46.3
Amendment No. 2 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of April 24, 2020 (incorporated by reference to Exhibit 99.1 of Constellium SE's Form 6-K furnished March 16, 2021, File No.001-35931)

4.46.4
Amendment No. 3 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of September 25, 2020 (incorporated by reference to Exhibit 4.46.4 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

4.46.5
Amendment No. 4 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of April 27, 2021**

4.46.6
Amendment No. 5 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of December 3, 2021**

4.47
Underwriting Agreement, dated as of October 31, 2017, by and among the Company, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as representatives of the underwriters named therein (incorporated by reference to Exhibit 99.1 of Constellium N.V.’s Form 6-K filed on November 3, 2017, File. No. 001-35931)

4.48
First Supplemental Indenture (6.625% Senior Notes due 2025), dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.48 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.48.1
Second Supplemental Indenture (6.625% Senior Notes due 2025), dated as of February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.49
Indenture, dated as of June 30, 2020, among Constellium SE, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.625% Senior Notes due 2028 (incorporated by reference to Exhibit 99.2 of Constellium SE's Form 6-K furnished March 16, 2021, File No.001-35931)

4.49.1	First Supplemental Indenture (5.625% Senior Notes due 2028), dated as of December 3, 2021, among Constellium US Intermediate Holdings LLC and Deutsche Bank Trust Company Americas, as Trustee**

4.50
Term Facility Agreement for a Loan Guaranteed by the French State (PGE Grande Entreprise), dated as of May 13, 2020, by and among Constellium International S.A.S., BNP Paribas, Bpifrance Financement and Société Générale (incorporated by reference to Exhibit 4.50 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

4.50.1
Letter dated May 12, 2021 signed by Constellium International S.A.S. and BNP Paribas, as agent on behalf of lenders, having amended clause 21.17 of the Term Facility Agreement for a Loan Guaranteed by the French State (PGE Grande Entreprise), dated as of May 13, 2020, by and among Constellium International S.A.S., BNP Paribas, Bpifrance Financement and Société Générale**

4.51
Indenture, dated as of February 24, 2021, among Constellium SE, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 3.750% Sustainability-Linked Senior Notes due 2029 (incorporated by reference to Exhibit 99.3 of Constellium SE's Form 6-K furnished March 16, 2021, File No.001-35931)

4.51.1
First Supplemental Indenture (3.750% Sustainability-Linked Senior Notes due 2029), dated as of December 3, 2021, among Constellium US Intermediate Holdings LLC and Deutsche Bank Trust Company Americas, as Trustee**

4.52
Indenture, dated as of June 2, 2021, among Constellium SE, the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 3.125% Sustainability-Linked Senior Notes due 2029**

4.52.1
First Supplemental Indenture (3.125% Sustainability-Linked Senior Notes due 2029), dated as of December 3, 2021, among Constellium US Intermediate Holdings LLC and Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent**

10.1
Amended and Restated Shareholders Agreement, dated May 29, 2013, among Constellium N.V. and the other signatories thereto (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.2	2017 Long-Term Incentive Award Agreement (incorporated by reference to Exhibit 10.7 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.3
Amended and Restated Factoring Agreement between Alcan Rhenalu S.A.S. as French Seller, Alcan Aerospace S.A.S. as French Seller, Alcan Softal S.A.S. as French Seller, Alcan France Extrusions S.A.S. as French Seller, Alcan Aviatube S.A.S. as French Seller, Omega Holdco II B.V. as Parent Company, Engineered Products Switzerland A.G. as Sellers’ Agent and GE Factofrance S.N.C. as Factor, dated January 4, 2011, as amended as of November 8, 2013 (incorporated by reference to Exhibit 10.7 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.4
Amendment and Consent Letter No 10 between GE Factofrance S.A.S. as Factor and Constellium Switzerland AG, Constellium Holdco II B.V., Constellium France S.A.S., Constellium Extrusions France S.A.S. and Constellium Aviatube S.A.S. as French Sellers, dated February 3, 2014 (incorporated by reference to Exhibit 10.7.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

10.5
Amendment and Restatement Agreement among Constellium Issoire, as Seller, Constellium Neuf Brisach, as Seller, Constellium Extrusions France, as Seller, Constellium Holdco II B.V., as Parent Company, Constellium Switzerland A.G., as Sellers agent, and GE Factofrance SAS, as Factor, dated December 3, 2015 (incorporated by reference to Exhibit 10.8 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

10.6
Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010 (incorporated by reference to Exhibit 10.8 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.7
Country Specific Amendment Agreement (Switzerland) to the Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010 (incorporated by reference to Exhibit 10.9 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.8
Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Valais AG (formerly: Alcan Aluminium Valais AG), dated November 12, 2013 (incorporated by reference to Exhibit 10.9.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.8.1
Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Valais S.A. Sierre, dated May 27, 2016 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.8.2
Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Valais S.A., dated December 21, 2016 (incorporated by reference to Exhibit 10.10.2 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.8.3
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Valais S.A. Sierre, dated April 30, 2020 (incorporated by reference to Exhibit 10.8.3 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.9
Factoring Agreement between GE Capital Bank AG and Alcan Aluminium-Presswerke GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.10 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.9.1
Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Deutschland GmbH (formerly Alcan Aluminium-Presswerke GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.9.2
Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Deutschland GmbH, dated May 27, 2016 (incorporated by reference to Exhibit 10.11.2 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.9.3
Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Extrusions Deutschland GmbH, dated December 21, 2016 (incorporated by reference to Exhibit 10.11.3 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.9.4
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Extrusions Deustchland GmbH, dated April 30, 2020 (incorporated by reference to Exhibit 10.9.4 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.10
Factoring Agreement between GE Capital Bank AG and Constellium Rolled Products Singen GmbH & Co. KG, dated May 27, 2016 (incorporated by reference to Exhibit 10.12 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.10.1
Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG and Constellium Rolled Products Singen GmbH & Co. KG, dated December 21, 2016 (incorporated by reference to Exhibit 10.12.1 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No.  001-35931)

10.10.2
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Rolled Products Singen GmbH & Co. KG, dated April 30, 2020 (incorporated by reference to Exhibit 10.10.2 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.11
Factoring Agreement between GE Capital Bank AG and Alcan Singen GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.11 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.11.1
Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH (formerly Alcan Singen GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.12
Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH, dated March 26, 2014 (incorporated by reference to Exhibit 10.13 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

10.12.1
Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH, dated May 27, 2016 (incorporated by reference to Exhibit 10.14.1 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.12.2
Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Singen GmbH, dated December 21, 2016 (incorporated by reference to Exhibit 10.14.2 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.12.3
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Singen GmbH (formerly Alcan Singen GmbH)Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Singen GmbH (formerly Alcan Singen GmbH), dated April 30, 2020 (incorporated by reference to Exhibit 10.12.3 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.13
Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Děčín S.R.O., dated June 26, 2015 (incorporated by reference to Exhibit 10.14 of Constellium N.V.’s Form 20-F filed on April 18, 2017, File No. 001-35931)

10.13.1
Amendment Agreement to a Factoring Agreement between GE Capital AG and Constellium Extrusions Děčín s.r.o., dated May 27, 2016 (incorporated by reference to Exhibit 10.15.1 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.13.2
Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Extrusions Děčín s.r.o., dated December 21, 2016 (incorporated by reference to Exhibit 10.15.2 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.13.3
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Extrusions Děčín s.r.o., dated April 30, 2020 (incorporated by reference to Exhibit 10.13.3 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

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

10.15.4	Amendment No. 4 to the Constellium N.V. 2013 Equity Incentive Plan, effective as of May 14, 2021 (incorporated by reference to Exhibit 99.5 of Constellium SE’s Form S-8 furnished on May 14, 2021)

10.16
Form of Restricted Stock Unit Award Agreement under the Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 of Constellium N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

10.17
Unit Purchase Agreement between Constellium N.V., Wise Metals Holdings LLC and Silver Knot, LCC, dated October 3, 2014 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Form 6-K furnished on October 3, 2014)

10.18
Receivables Purchase Agreement, dated as of March 23, 2015, between Wise Alloys Funding LLC, as Seller, Wise Alloys LLC, as Servicer, and HSBC Bank USA, National Association, as Purchaser (incorporated by reference to Exhibit 10.16 of Constellium N.V.’s Form 20-F filed on April 24, 2015, File No. 001-35931)

10.19
First Amendment to Receivables Purchase Agreement, dated as of October 27, 2015, between Wise Alloys Funding LLC, as Seller, Wise Alloys LLC, as Servicer, and HSBC Bank USA, National Association, as Purchaser (incorporated by reference to Exhibit 10.20 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

10.20
Amended and Restated Receivables Purchase Agreement, dated November 22, 2016, among Wise Alloys LLC, as Servicer, Wise Alloys Funding II LLC, as Seller, Hitachi Capital America Corp., as Purchaser, Intesa Sanpaolo S.p.A., New York Branch, as Purchaser, and Greensill Capital Inc., as Purchaser Agent (incorporated by reference to Exhibit 10.23 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.21	Employment Agreement of Jean-Marc Germain, dated as of April 25, 2016 (incorporated by reference to Exhibit 10.25 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.22	Employment Agreement of Peter R. Matt, dated as of October 26, 2016 (incorporated by reference to Exhibit 10.26 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.23
Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of April 21, 2017 (incorporated by reference to Exhibit 10.3 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.23.1
Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of June 13, 2017 (incorporated by reference to Exhibit 10.2 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.23.2
Second Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of March 29, 2018 (incorporated by reference to Exhibit 10.24.1 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)‡

10.23.3
Third Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium International, as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of March 15, 2019 (incorporated by reference to Exhibit 10.23.3 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.23.4
Fourth Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium International, as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of February, 16, 2021 (incorporated by reference to Exhibit 10.23.4 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.25
First Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser and Greensill Capital Inc., as purchaser agent, dated June 28, 2016 (incorporated by reference to Exhibit 10.4 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.25.1
Second Omnibus Amendment, dated as of January 25, 2017, among Wise Alloys LLC, as Servicer, Wise Alloys Funding II LLC, as Seller, Hitachi Capital America Corp., as Purchaser, Intesa Sanpaolo S.p.A., New York Branch, as Purchaser, and Greensill Capital Inc., as Purchaser Agent (incorporated by reference to Exhibit 10.24 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.25.2
Third Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital Inc., as purchaser agent, dated May 12, 2017 (incorporated by reference to Exhibit 10.5 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.25.3
Fourth Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as successor purchaser agent to Greensill Capital Inc., dated January 2, 2018 (incorporated by reference to Exhibit 10.31 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

10.25.4
Fifth Omnibus Amendment, by and among Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC), as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as purchaser agent, dated October 22, 2018 (incorporated by reference to Exhibit 10.25.5 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

10.25.5
Sixth Omnibus Amendment, by and among Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC), as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as purchaser agent, dated September 30, 2019 (incorporated by reference to Exhibit 10.25.6 of Constellium SE's Form 20-F filed March 9, 2020, File No. 001-35931)

10.26
Amendment and Restatement Agreement, by and among Constellium lssoire, Constellium Neuf Brisach and Constellium Extrusions France, as Sellers, Constellium Holdco II BV, as Parent Company, Constellium Switzerland AG, as Sellers’ Agent, and FactoFrance S.A.S., as Factor, dated as of April 19, 2017 (incorporated by reference to Exhibit 10.6 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.27
Amendment and Restatement Agreement among Constellium Issoire, Constellium Neuf Brisach and Constellium Extrusions France, as Sellers, Constellium International S.A.S., as Parent Company, Constellium Switzerland A.G., as Sellers’ agent, and Factofrance SA, as Factor, dated as of May 26, 2020 (incorporated by reference to Exhibit 10.27 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

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

10.30.1	2018 Long Term Incentive Award Agreement, effective as of May 25, 2018 (incorporated by reference to Exhibit 10.30.1 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

10.30.2
Form of 2018 Long Term Incentive Award Letter for a grant of Restricted Stock Units (incorporated by reference to Exhibit 10.30.2 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

10.30.3
Form of 2018 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units (incorporated by reference to Exhibit 10.30.3 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

10.30.4	Long Term Incentive Award Letter-Clarification, dated as of June 26, 2018 (incorporated by reference to Exhibit 10.30.4 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

10.30.5	Form of 2019 Long Term Incentive Award Letter for a grant of Restricted Stock Units (incorporated by reference to Exhibit 10.30.5 of Constellium SE's Form 20-F filed March 9, 2020, File No. 001-35931)

10.30.6
Form of 2019 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units (incorporated by reference to Exhibit 10.30.6 of Constellium SE's Form 20-F filed March 9, 2020, File No. 001-35931)

10.30.7
Form of 2020 Long Term Incentive Award Letter for a grant of Restricted Stock Units (incorporated by reference to Exhibit 10.30.7 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.30.8
Form of 2020 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units (incorporated by reference to Exhibit 10.30.8 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.30.9	Form of 2021 Long Term Incentive Award Letter for a grant of Restricted Stock Units**

10.30.10	Form of 2021 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units**

10.31
Information under the heading “Description of Capital Stock” in Constellium N.V.’s Registration Statement on Form F-3ASR, filed with the SEC on October 30, 2017 (incorporated by reference to the “Description of Capital Stock” in Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.32
Constellium US Holdings I, LLC U.S. Nonqualified Deferred Compensation and Restoration Plan, effective as of January 1, 2019 (incorporated by reference to Exhibit 10.34 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

10.33
Receivables Purchase Agreement, among Constellium Muscle Shoals Funding III LLC, Constellium Muscle Shoals LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG New York Branch and Intesa Sanpaolo S.p.A., dated as of September 30, 2021**

10.34	Receivables Sale Agreement, between Constellium Muscle Shoals LLC and Constellium Muscle Shoals Funding III LLC, dated as of September 30, 2021**

10.35
First Omnibus Amendment to the Receivables Sale Agreement between Constellium Muscle Shoals LLC and Constellium Muscle Shoals Funding III LLC, and to the Receivables Purchase Agreement among Constellium Muscle Shoals Funding III LLC, Constellium Muscle Shoals LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG New York Branch, and Intesa Sanpaolo S.p.A., dated as of December 21, 2021**

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 14, 2022**

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 14, 2022**

13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated as of March 14, 2022**

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated as of March 14, 2022**

15.1	Consent of Independent Registered Public Accounting Firm**

21.1	List of subsidiaries**

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**
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
Date: March 14, 2022

INDEX TO FINANCIAL STATEMENTS
Constellium SE Audited Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Constellium SE
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Constellium SE and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated income statement, statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Recoverability of deferred tax assets
As described in Notes 2 and 17 to the consolidated financial statements, the Company recognized net deferred income tax assets in relation to recoverable tax losses and temporary differences between the accounting base and the tax base of assets and liabilities at December 31, 2021 amounting to €148 million. Of this amount, €117 million recognized is related to recoverable tax losses. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized. The deferred income tax assets related to recoverable tax losses were determined based on the expected future taxable income per tax jurisdiction, the applicable tax rates and local expiry periods of tax losses. Management exercised significant judgment in determining that, based on the expected taxable income of the entities, it is more likely than not that a total of €805 million of unused tax losses and deductible temporary differences, with a related tax impact of €191 million at December 31, 2021, will not be used, and that it is more likely than not that a total of €148 million deferred tax assets will be recoverable.
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures, mainly focused on recoverability of deferred tax assets at Company's subsidiaries located in the United States, included, among others, understanding the controls relating to management’s assessment of the recoverability of deferred income tax assets and testing their effectiveness, examining the deferred income tax assets by jurisdiction, and assessing the consistency of the relevant underlying assumptions used to estimate forecasted future taxable profits with approved business plans. The procedures also included (i) evaluating management’s relevant assumptions involved in the forecasted future taxable profits estimated by management, (ii) consideration of the historical taxable profits, applicable tax rates and local expiry periods of tax losses together with any applicable restrictions in recovery established by local legislation, (iii) evaluating the estimated reversal of the various temporary differences and (iv) assessment of the adequacy of the company’s disclosures on deferred tax assets.

Neuilly-sur-Seine, France

PricewaterhouseCoopers Audit

/s/ Pierre Marty

Pierre Marty
Partner

March 14, 2022

We have served as the Company’s auditor since 2011.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
(in millions of Euros)	Notes	2021	2020	2019
Revenue	3	6,152	4,883	5,907
Cost of sales		(5,488)	(4,393)	(5,305)
Gross profit		664	490	602
Selling and administrative expenses		(258)	(237)	(276)
Research and development expenses		(39)	(39)	(48)
Other gains and losses - net	8	117	(89)	(23)
Income from operations		484	125	255
Finance costs - net	10	(167)	(159)	(175)
Share of income of joint-ventures		—	—	2
Income / (loss) before tax		317	(34)	82
Income tax (expense) / benefit	11	(55)	17	(18)
Net income / (loss)		262	(17)	64
Net income / (loss) attributable to:
Equity holders of Constellium		257	(21)	59
Non-controlling interests		5	4	5
Net income / (loss)		262	(17)	64

Earnings per share attributable to the equity holders of Constellium (in Euros)
Basic	1.82	(0.15)	0.43
Diluted	1.75	(0.15)	0.41
Weighted average number of shares
Basic	140,995,106	138,739,635	136,856,978
Diluted	147,169,971	138,739,635	142,645,619
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
(in millions of Euros)	Notes	2021	2020	2019
Net income / (loss)		262	(17)	64
Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations		114	(20)	(61)
Income tax on remeasurement on post-employment benefit obligations		(16)	5	13
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	21	(17)	26	(8)
Net investment hedges	21	—	—	4
Income tax on hedges	17	4	(7)	2
Currency translation differences		34	(18)	1
Other comprehensive income / (loss)		119	(14)	(49)
Total comprehensive income / (loss)		381	(31)	15
Attributable to:
Equity holders of Constellium		374	(34)	10
Non-controlling interests		7	3	5
Total comprehensive income / (loss)		381	(31)	15
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
(in millions of Euros)	Notes	2021	2020
Assets
Current assets
Cash and cash equivalents	12	147	439
Trade receivables and other	13	683	406
Inventories	14	1,050	582
Other financial assets	20	58	39
		1,938	1,466
Non-current assets
Property, plant and equipment	15	1,948	1,906
Goodwill	16	451	417
Intangible assets	16	58	61
Deferred tax assets	17	162	193
Trade receivables and other	13	55	68
Other financial assets	20	12	18
		2,686	2,663
Total Assets		4,624	4,129
Liabilities
Current liabilities
Trade payables and other	18	1,377	905
Borrowings	19	258	92
Other financial liabilities	20	25	46
Income tax payable		34	20
Provisions	23	20	23
		1,714	1,086
Non-current liabilities
Trade payables and other	18	32	32
Borrowings	19	1,871	2,299
Other financial liabilities	20	6	41
Pension and other post-employment benefit obligations	22	599	664
Provisions	23	97	98
Deferred tax liabilities	17	14	10
		2,619	3,144
Total Liabilities		4,333	4,230
Equity
Share capital	25	3	3
Share premium	25	420	420
Retained deficit and other reserves		(149)	(538)
Equity attributable to equity holders of Constellium		274	(115)
Non-controlling interests		17	14
Total Equity		291	(101)
Total Equity and Liabilities		4,624	4,129
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non-controlling interests	Total equity
At January 1, 2021	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)
Net income	—	—	—	—	—	—	257	257	5	262
Other comprehensive income / (loss)	—	—	98	(13)	32	—	—	117	2	119
Total comprehensive income / (loss)	—	—	98	(13)	32	—	257	374	7	381
Share-based compensation	—	—	—	—	—	15	—	15	—	15
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(4)	(4)
At December 31, 2021	3	420	(94)	(4)	19	83	(153)	274	17	291

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non-controlling interests	Total equity
At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)
Net (loss) / income	—	—	—	—	—	—	(21)	(21)	4	(17)
Other comprehensive (loss) / income	—	—	(15)	19	(17)	—	—	(13)	(1)	(14)
Total comprehensive (loss) / income	—	—	(15)	19	(17)	—	(21)	(34)	3	(31)
Share-based compensation	—	—	—	—	—	15	—	15	—	15
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—
At December 31, 2020	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non-controlling interests	Total equity
at January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)
Net income	—	—	—	—	—	—	59	59	5	64
Other comprehensive (loss) / income	—	—	(48)	(2)	1	—	—	(49)	—	(49)
Total comprehensive (loss) / income	—	—	(48)	(2)	1	—	59	10	5	15
Share-based compensation	—	—	—	—	—	16	—	16	—	16
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
At December 31, 2019	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
(in millions of Euros)	Notes	2021	2020	2019
Net income / (loss)		262	(17)	64
Adjustments
Depreciation and amortization	15, 16	267	259	256
Impairment of assets	15, 16	—	43	—
Pension and other post-employment benefits service costs	22	64	34	27
Finance costs - net	10	167	159	175
Income tax expense / (benefit)	11	55	(17)	18
Share of income of joint-ventures		—	—	(2)
Unrealized gains on derivatives - net and from remeasurement of monetary assets and liabilities - net		(36)	(18)	(33)
Losses on disposal		3	4	3
Other - net		11	19	16
Change in working capital
Inventories		(435)	63	57
Trade receivables		(227)	36	104
Trade payables		396	(38)	(31)
Other		5	(10)	9
Change in provisions		(7)	1	(2)
Pension and other post-employment benefits paid	22	(43)	(53)	(50)
Interest paid		(128)	(140)	(158)
Income tax refunded / (paid)		3	9	(6)
Net cash flows from operating activities		357	334	447
Purchases of property, plant and equipment	4	(232)	(182)	(271)
Property, plant and equipment grants received		10	5	—
Acquisition of subsidiaries net of cash acquired		—	—	(83)
Proceeds from disposals, net of cash		1	1	2
Other investing activities		—	—	(1)
Net cash flows used in investing activities		(221)	(176)	(353)
Proceeds from issuance of Senior Notes	19	712	290	—
Repayments of Senior Notes	19	(1,041)	(200)	(100)
(Repayments of) / proceeds from U.S. revolving credit facilities	19	—	(129)	105
Proceeds from other borrowings	19	—	202	8
Repayments of other borrowings	19	(16)	(10)	(4)
Lease repayments	19	(32)	(35)	(86)
Payment of financing costs and redemption fees		(30)	(9)	—
Transactions with non-controlling interests		(2)	—	(4)
Other financing activities		(26)	(8)	5
Net cash flows (used in) / from financing activities		(435)	101	(76)
Net (decrease) / increase in cash and cash equivalents		(299)	259	18
Cash and cash equivalents - beginning of period		439	184	164
Effect of exchange rate changes on cash and cash equivalents		7	(4)	2
Cash and cash equivalents - end of year	12	147	439	184
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
NOTE 1 - GENERAL INFORMATION
Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of 29 manufacturing facilities located in North America, Europe and China, 3 R&D centers and 3 administrative centers. The Group has approximately 12,000 employees.
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
The Consolidated Financial Statements were authorized for issue on March 10, 2022 by the Board of Directors.
2.2 New and amended standards and interpretations
Several amendments and interpretations applied for the first time in 2021, but had no impact on the Consolidated Financial Statements of the Group.
•Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest Rate Benchmark Reform - Phase 2
•Amendments to IFRS 16: COVID-19 Related Rent Concessions
•Amendments to IFRS 16: COVID-19 Related Rent Concessions beyond 30 June 2021
In addition, the following IFRIC IC Agenda Decisions had no significant impact on the Consolidated Financial Statements of the Group.
•IFRS IC Agenda Decision on IAS 38: Configuration or Customisation Costs in a Cloud Computing Arrangement
•IFRS IC Agenda Decision on IAS 19: Attributing Benefit to Periods of Service
The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The Group plans to adopt the new standards and interpretations on their required effective dates.
2.3 New standards and interpretations not yet mandatorily applicable
The following new standards and interpretations have been issued, but are not yet effective. The Group plans to adopt these new standards and interpretations on their required effective dates and does not expect any material impact as a result of their adoption.
•Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use
•Amendments to IFRS 3: Reference to the Conceptual Framework
•Amendments to IAS 37: Onerous Contracts – Costs of Fulfilling a Contract
•Annual Improvements to IFRS Standards 2018-2020
◦IFRS 9 Financial Instruments: Fees in the ‘10 per cent’ test for derecognition of financial liabilities
•Amendments to IAS 1: Classification of Liabilities as Current or Non-current
•Amendment to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies

•Amendment to IAS 8: Definition of Accounting Estimates
•Amendment to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
2.4 Basis of preparation
In accordance with IAS 1- Presentation of Financial Statements, the Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.
The Group's financial position, its cash flows, liquidity position and borrowing facilities are described in the Consolidated Financial Statements in NOTE 12 - Cash and Cash Equivalents, NOTE 19 - Borrowings and NOTE 21 - Financial Risk Management.
The Group’s forecasts and projections, taking account of reasonably possible changes in operating performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants.
Accordingly, the Group continues to adopt the going concern basis in preparing the Consolidated Financial Statements. This assessment was confirmed by the Board of Directors on March 10, 2022.
2.5 Presentation of the operating performance of each operating segment and of the Group
In accordance with IFRS 8 - Operating Segments, operating segments are based upon the product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Chief Executive Officer, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the CODM.
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
Subsidiaries are entities over which the Group has control. The Group controls an entity when the Group has power over the entity, is exposed to, or has rights to variable returns from its involvement in the entity and has the ability to affect those returns through its power over the entity.
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
Cash-generating units
The reporting units, which generally correspond to industrial sites, are the lowest level of independent cash flows and have been identified as cash-generating units.
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
Impairment of goodwill
A group of cash-generating units to which goodwill is allocated are tested for impairment annually, or more frequently when there is an indication that allocated goodwill may be impaired.
The net carrying value of a group of cash-generating units is compared to their recoverable amounts, which is the higher of the value in use and the fair value less costs of disposal.
Value in use calculations use cash flow projections based on financial budgets approved by management and usually covering a 5-year period. Cash flows beyond this period are estimated using a perpetual long-term growth rate for the subsequent years.
The value in use is the sum of the discounted cash flows over the projected period and the terminal value. Discount rates are determined based on the weighted-average cost of capital of each operating segment.
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
The net differences arising from exchange rate translation are recognized in OCI.
The following table summarizes the main exchange rates used for the preparation of the Consolidated Financial Statements:

		Average rates			Closing rates
Foreign exchange rate for 1 Euro		Year ended December 31,			At December 31,
		2021	2020	2019	2021	2020	2019
U.S. Dollars	USD	1.1821	1.1405	1.1193	1.1326	1.2271	1.1234
Swiss Francs	CHF	1.0808	1.0704	1.1121	1.0331	1.0802	1.0854
Czech Koruna	CZK	25.6366	26.4337	25.6698	24.8580	26.2420	25.4080
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
Revenue from product sales, measured at the fair value of the consideration received or receivable, is recognized at the point in time when control of the asset is transferred to the customer, generally upon delivery. In certain limited circumstances, the Group may be required to recognize revenue over time for products that have no alternative use and for which the Group has an enforceable right to payment for production completed to date.
Revenue from product sales, net of trade discounts, allowances and volume-based incentives, is recognized for the amount the Group expects to be entitled to, generally upon delivery, and provided that control has transferred.
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
Other gains and losses - net also includes other unusual, infrequent or non-recurring items. Such items are disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is unusual, infrequent or non-recurring, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.
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
Financial Instruments
i.Classification and measurement
•Financial assets
At initial recognition, financial assets are classified either: (a) at amortized cost, (b) at fair value through other comprehensive income (FVOCI), or (c) at fair value through profit or loss (FVPL). The classification depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing the financial assets.
i.Assets at amortized cost are comprised of other receivables, non-current loans receivable and current loans receivable in the Consolidated Statement of Financial Position. The business model objective is to hold assets in order to collect contractual cash flows provided they give rise to cash flows that are ‘solely payments of principal and interest’ on the principal amount outstanding. They are carried at amortized cost using the effective interest rate method, less any impairment. They are classified as current or non-current assets based on their maturity date.
ii.Assets at fair value through OCI are comprised of trade receivables in the Consolidated Statement of Financial Position. The business model objective is to maintain liquidity for the Group, should the need arise, which leads to sales through factoring agreements that are more than infrequent and significant in value. Trade receivables are managed under an objective that results in both collecting the contractual cash flows and selling the receivables to the factors. The portfolio of trade receivables is therefore classified as measured at fair value through OCI. Upon derecognition, the cumulative fair value change recognized in OCI is reclassified to profit or loss. Foreign exchange revaluation and impairment losses or reversals are recognized in profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. These assets are classified as current or non-current assets based on their maturity date.
iii.Assets at fair value through profit or loss are comprised of derivatives except those designated as hedging instruments that qualify for hedge accounting in accordance with IAS 39 - Financial Instruments. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the Consolidated Income Statement.
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

Derivative financial instruments
Derivatives
The Group uses derivative financial instruments, such as forward currency contracts, interest rate swaps and forward commodity contracts, to hedge its foreign currency risks, interest rate risks and commodity price risks, respectively.
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative qualifies for hedge accounting treatment. Derivatives that qualify for hedge accounting are recognized in OCI.
Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
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
Trade payables
Trade payables are initially recorded at fair value and are subsequently measured at amortized cost. Trade payables are classified as current liabilities if payment is due in one year or less.
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
Legal, tax and other potential claims
Provisions for legal claims are made when it is probable that liabilities will be incurred and when such liabilities can be reasonably estimated. For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals, process and outcomes of similar historical matters, amongst others. Once an unfavorable outcome is considered probable, management weighs the probability of possible outcomes and the most likely loss is recorded. Legal matters are reviewed on a regular basis to determine if there have been changes in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss. Depending on their nature, these costs may be recorded in Cost of sales or Other gains and losses - net in the Consolidated Income Statement. Included in other potential claims are provisions for product warranties and guarantees to settle the net present value portion of any settlement costs for potential future legal actions, claims and other assertions that may be brought by Constellium’s customers or the end-users of products. Provisions for product warranty and guarantees are recorded in Cost of sales in the Consolidated Income Statement.
Management establishes tax reserves and accrues interest thereon, if deemed appropriate, in expectation that certain tax positions other than income tax may be challenged and that the Group might not succeed in defending such positions.
Pension, other post-employment plans and other long-term employee benefits
For defined contribution plans, the contribution paid in respect of service rendered over the service year is recognized in the Consolidated Income Statement. This expense is included in Income / (loss) from operations.
For defined benefit plans, the retirement benefit obligation recognized in the Consolidated Statement of Financial Position represents the present value of the defined benefit obligation less the fair value of plan assets. The defined benefit obligations are assessed using the projected unit credit method. The most significant assumption is the discount rate. The amount recorded in the Consolidated Income Statement in respect of these plans is included within Income / (loss) from operations except for net interest costs, which are included in Finance costs - net.The effects of changes in actuarial assumptions and experience adjustments are presented in the Consolidated Statement of Comprehensive Income.
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
Presentation of financial statements
The Consolidated Financial Statements are presented in millions of Euros, except as otherwise stated. Certain reclassifications may have been made to prior year amounts to conform to the current year presentation.
2.7 Judgments in applying accounting policies and key sources of estimation uncertainty
The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. These judgments, estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances, giving consideration to previous experience. However, actual results may differ from the amounts included in the Consolidated Financial Statements. Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the items presented below. The Group continuously reviews its significant assumptions and estimates in light of the uncertainty associated with the COVID-19 pandemic and its potential direct and indirect impact on its business and its financial statements, detailed in NOTE 4 - Operating Segment Information, NOTE 15 - Property, Plant and Equipment, NOTE 19 - Borrowings, NOTE 21 - Financial Risk Management, NOTE 23 - Provisions and NOTE 26 - COVID-19-related Government assistance. However, there remains significant uncertainty with respect to the duration of the crisis and its potential impact on the overall economy and our business, and there can be no guarantee that our assumptions will materialize or that actual results will not differ materially from estimates.
Impairment tests for goodwill, intangible assets and property, plant and equipment
The determination of fair value and value in use of cash-generating units or groups of cash-generating units depends on a number of assumptions, in particular market data, estimated future cash flows and discount rates.
The Group assesses where climate risks could have a significant impact, such as the introduction of emission-reduction legislation that may increase manufacturing costs. The Group constantly monitors the latest government legislation in relation to climate-related matters. At the current time, no legislation has been passed that will impact the Group. The Group will adjust the assumptions used in value-in-use calculations and sensitivity to changes in assumptions should a change be required.
These assumptions are subject to risk and uncertainty. Any material changes in these assumptions could result in a significant change in a cash-generating units’ recoverable value or in a goodwill impairment. Details of the key assumptions made and judgments applied are set out in NOTE 15 - Property, Plant and Equipment and in NOTE 16 - Intangible Assets and Goodwill.
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
Any material changes in these assumptions could result in a significant change in Pensions and other post-employment benefit obligations and in employee benefit expenses recognized in the Consolidated Income Statement or actuarial gains and losses recognized in OCI. Details of the key assumptions made and judgments applied are set out in NOTE 22 - Pensions and Other Post-Employment Benefit Obligations.
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
Significant judgment is also required to determine the extent to which deferred tax assets can be recognized. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be utilized. The deferred tax assets will be ultimately utilized to the extent that sufficient taxable profits will be available in the years in which the temporary differences become deductible. This assessment is conducted through a detailed review of deferred tax assets by jurisdiction and takes into account the scheduled reversals of taxable and deductible temporary differences, past, current and expected future performance deriving from the budget, the business plan and tax planning strategies. Deferred tax assets are not recognized in the jurisdictions where it is less likely than not that sufficient taxable profits will be available against which the deductible temporary differences can be utilized. Details of the key assumptions made and judgments applied are set out in NOTE 17 - Deferred Income Taxes.
Provisions
Provisions have been recorded for: (i) close down and restoration costs; (ii) environmental remediation and monitoring costs; (iii) restructuring plans; (iv) legal and other potential claims including provisions for tax risks other than income tax, product warranty and guarantees. These provisions are recorded at amounts which represent management’s best estimates of the expenditure required to settle the obligation at the date of the Consolidated Statement of Financial Position. Expectations are revised each year until the actual liability is settled, with any difference accounted for in the Consolidated Income Statement in the year in which the revision is made. Details of the key assumptions made and judgments applied are described in NOTE 23 - Provisions.
Business combinations
Determining the fair value of purchased assets and assumed liabilities requires judgement in the selection of valuation techniques and assumptions used. Key assumptions and inputs include the determination of cash flow projections, discount rates, comparable market transactions, replacement costs and related industry indices.

NOTE 3 - REVENUE

	Year ended December 31,
(in millions of Euros)	2021	2020	2019
Packaging rolled products	2,673	1,960	2,172
Automotive rolled products	854	663	816
Specialty and other thin-rolled products	161	102	151
Aerospace rolled products	389	560	863
Transportation, industry, defense and other rolled products	713	442	557
Automotive extruded products	735	665	797
Other extruded products	627	491	551
Total Revenue by product line	6,152	4,883	5,907

	Year ended December 31,
(in millions of Euros)	2021	2020	2019
Germany	1,481	1,014	1,260
France	466	362	563
United Kingdom	179	192	194
Switzerland	63	52	68
Other Europe	1,233	923	1,078
Total Europe	3,422	2,543	3,163

United States	2,335	1,941	2,175
Asia and Other Pacific	171	211	277
All Other	224	188	292
Total Revenue by destination of shipment	6,152	4,883	5,907
Revenue is recognized at a point in time, except for certain products with no alternative use for which we have a right to payment, which represent less than 1% of total revenue.

NOTE 4 - OPERATING SEGMENT INFORMATION
Packaging and Automotive Rolled Products (P&ARP)
P&ARP supplies rolled aluminium products to the packaging market with canstock and closure stock for the beverage and food industry, foil stock for the flexible packaging market and to the automotive market with a number of technically sophisticated applications, such as automotive body sheet and heat exchanger materials. P&ARP operates four facilities in three countries and had approximately 3,900 employees at December 31, 2021.
Aerospace and Transportation (A&T)
A&T supplies rolled aluminium products and very limited volumes of extruded products to the aerospace market, as well as rolled products for transportation, industry and defense end-uses. A&T operates six facilities in three countries and had approximately 3,400 employees at December 31, 2021.
Automotive Structures and Industry (AS&I)
AS&I supplies hard and soft aluminium alloy extruded profiles for a range of high demand industry applications in the automotive, engineering, rail and other transportation end markets, and technologically advanced structural components to the automotive industry. AS&I operates nineteen facilities in ten countries and had approximately 4,600 employees at December 31, 2021.
Holdings & Corporate (H&C)
Holdings & Corporate includes the costs of our corporate support functions and our technology centers.
Intersegment elimination
Intersegment transactions are conducted on an arm’s length basis and reflect market prices.
4.1 Segment Revenue

	Year ended December 31,
	2021			2020			2019
(in millions of Euros)	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue
P&ARP	3,698	(10)	3,688	2,734	(9)	2,725	3,149	(10)	3,139
A&T	1,142	(40)	1,102	1,025	(23)	1,002	1,462	(42)	1,420
AS&I	1,383	(21)	1,362	1,167	(11)	1,156	1,351	(3)	1,348
Total	6,223	(71)	6,152	4,926	(43)	4,883	5,962	(55)	5,907
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

		Year ended December 31,
(in millions of Euros)	Notes	2021	2020	2019
P&ARP		344	291	273
A&T		111	106	204
AS&I		142	88	106
H&C		(16)	(20)	(21)
Adjusted EBITDA		581	465	562
Metal price lag (A)		187	(8)	(46)
Start-up and development costs (B)		—	(5)	(11)
Bowling Green one-time cost related to the acquisition (C)		—	—	(5)
Share based compensation costs	29	(15)	(15)	(16)
(Losses) / gains on pension plan amendments (D)	22	(32)	(2)	1
Depreciation and amortization	15, 16	(267)	(259)	(256)
Impairment of assets	15, 16	—	(43)	—
Restructuring costs	8	(3)	(13)	(4)
Unrealized gains on derivatives		35	16	33
Unrealized exchange gains from the remeasurement of monetary assets and liabilities – net	8	1	1	—
Losses on disposal	8	(3)	(4)	(3)
Other (E)		—	(8)	—
Income from operations		484	125	255
Finance costs - net	10	(167)	(159)	(175)
Share of income of joint-ventures		—	—	2
Income / (loss) before tax		317	(34)	82
Income tax (expense) / benefit	11	(55)	17	(18)
Net income / (loss)		262	(17)	64
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
(B)Start-up and development costs, for the years ended December 31, 2020 and 2019, were related to new projects in our AS&I operating segment.
(C)Bowling Green one-time costs related to the acquisition, for the year ended December 31, 2019, was the non-cash reversal of the inventory step-up.
(D)In the year ended December 31, 2021, the group recognized a loss of €31 million from past service cost following an adverse decision of the Fourth Circuit Court in the dispute between Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 over the transfer of certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan to a third-party health network (see Note 22.6).
(E)Other, for the year ended December 31, 2020, included €2 million of procurement penalties and termination fees incurred because of the Group's inability to fulfill certain commitments due to the COVID-19 pandemic and a €6 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the COVID-19 pandemic effects.

4.3 Segment capital expenditures

	Year ended December 31,
(in millions of Euros)	2021	2020	2019
P&ARP	(94)	(73)	(96)
A&T	(70)	(45)	(72)
AS&I	(62)	(61)	(97)
H&C	(6)	(3)	(6)
Capital expenditures	(232)	(182)	(271)
4.4 Segment assets

	At December 31,
(in millions of Euros)	2021	2020
P&ARP	2,108	1,733
A&T	948	765
AS&I	738	668
H&C	451	274
Segment assets	4,245	3,440
Deferred income tax assets	162	193
Cash and cash equivalents	147	439
Other financial assets	70	57
Total Assets	4,624	4,129
4.5 Information about major customers
Revenue in the P&ARP segment from sales to the Group’s largest customer was €692 million and €492 million for the years ended December 31, 2021 and 2020, respectively, and no other single customer contributed 10% or more to the Group’s revenue for 2021 and 2020. No single customer contributed 10% or more to the Group's revenue for the year ended December 31, 2019.
NOTE 5 - INFORMATION BY GEOGRAPHIC AREA
Property, plant and equipment are reported based on the physical location of the assets:

	At December 31,
(in millions of Euros)	2021	2020
United States	811	777
France	653	646
Germany	266	270
Czech Republic	99	97
Other	119	116
Total	1,948	1,906

NOTE 6 - EXPENSES BY NATURE

	Year ended December 31,
(in millions of Euros)	2021	2020	2019
Raw materials and consumables used	(3,885)	(2,832)	(3,535)
Employee benefit expenses	(967)	(902)	(1,038)
Energy costs	(149)	(141)	(162)
Sub-contractors	(102)	(89)	(100)
Freight out costs	(143)	(122)	(156)
Professional fees	(63)	(73)	(97)
Lease expenses	(12)	(11)	(13)
Depreciation and amortization	(267)	(259)	(256)
Other operating expenses	(197)	(240)	(272)
Other gains and losses - net	117	(89)	(23)
Total operating expenses	(5,668)	(4,758)	(5,652)
NOTE 7 - EMPLOYEE BENEFIT EXPENSES

		Year ended December 31,
(in millions of Euros)	Notes	2021	2020	2019
Wages and salaries		(920)	(855)	(994)
Pension costs - defined benefit plans	22	(24)	(23)	(19)
Other post-employment benefits	22	(8)	(9)	(9)
Share-based compensation	29	(15)	(15)	(16)
Total employee benefit expenses		(967)	(902)	(1,038)
NOTE 8 - OTHER GAINS AND LOSSES - NET

		Year ended December 31,
(in millions of Euros)	Notes	2021	2020	2019
Realized gains / (losses) on derivatives (A)		113	(35)	(49)
Losses reclassified from OCI as a result of hedge accounting discontinuation (B)		—	(6)	—
Unrealized gains on derivatives at fair value through profit and loss - net (A)		39	16	33
Unrealized exchange gains from the remeasurement of monetary assets and liabilities – net	4	1	1	—
Impairment of assets (C)	15, 16	—	(43)	—
Restructuring costs (D)	23	(3)	(13)	(4)
(Losses) / gains on pension plan amendments (E)	22	(32)	(2)	1
Losses on disposal		(3)	(4)	(3)
Other		2	(3)	(1)
Total other gains and losses - net		117	(89)	(23)
(A)Realized and unrealized gains and losses are related to derivatives entered into with the purpose of mitigating exposure to volatility in foreign currencies and commodity prices and that do not qualify for hedge accounting.
(B)In the year ended December 31, 2020, we determined that a portion of the hedged forecasted sales for 2020 and 2021, to which hedge accounting was applied, were no longer expected to occur. As a result, the fair value of the related derivatives accumulated in equity was reclassified in the Consolidated Income Statement and resulted in a €6 million loss.

(C)In the year ended December 31, 2020, an impairment charge of €43 million was recognized for certain A&T cash-generating units due to the downturn in the aerospace industry resulting from the COVID-19 pandemic and for certain AS&I cash-generating units as a result of the review of their long-term business perspectives.
(D)For the years ended December 31, 2021 and 2020, restructuring costs amounted to €3 million and €13 million, respectively, and related to headcount reductions in Europe and in the U.S.
(E)In the year ended December 31, 2021, the group recognized a loss of €31 million from past service cost following an adverse decision of the Fourth Circuit Court in the dispute between Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 over the transfer of certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan to a third-party health network (see Note 22.6).
NOTE 9 - CURRENCY GAINS / (LOSSES)

		Year ended December 31,
(in millions of Euros)	Notes	2021	2020	2019
Included in Revenue	21	(4)	(6)	(7)
Included in Cost of sales		1	(2)	1
Included in Other gains and losses - net	21	16	(19)	9
Total		13	(27)	3

Realized exchange (losses) / gains on foreign currency derivatives - net	21	(1)	(11)	1
Losses reclassified from OCI as a result of hedge accounting discontinuation	21	—	(6)	—
Unrealized gains / (losses) on foreign currency derivatives - net	21	13	(8)	1
Exchange gains / (losses) from the remeasurement of monetary assets and liabilities - net		1	(2)	1
Total		13	(27)	3
See NOTE 20 - Financial Instruments and NOTE 21 - Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.
Foreign currency translation reserve

	At December 31,
(in millions of Euros)	2021	2020
Foreign currency translation reserve at January 1	(13)	4
Effect of currency translation differences	32	(17)
Foreign currency translation reserve at December 31	19	(13)

NOTE 10 - FINANCE COSTS - NET

	Year ended December 31,
(in millions of Euros)	2021	2020	2019
Interest expense on borrowings (A)	(103)	(122)	(129)
Interest expense on leases	(14)	(10)	(13)
Interest cost on pension and other benefits	(9)	(11)	(16)
Expenses on factoring arrangements	(9)	(10)	(19)
Net loss on settlement of debt (B)	(27)	—	—
Realized and unrealized gains / (losses) on debt derivatives at fair value (C)	10	(32)	13
Realized and unrealized exchange (losses) / gains on financing activities - net (C)	(10)	37	(3)
Other finance expenses	(6)	(12)	(11)
Capitalized borrowing costs (D)	1	1	3
Finance expenses	(167)	(159)	(175)
Finance costs - net	(167)	(159)	(175)
(A)For the year ended December 31, 2021, interest expense on borrowings included €92 million of interest and €4 million of amortization of arrangement fees related to Constellium SE Senior Notes. For the year ended December 31, 2020, it included €111 million of interest and €5 million of amortization of arrangement fees related to Constellium SE Senior Notes.
(B)In February 2021, Constellium SE tendered and redeemed its $650 million 6.625% Senior Notes due 2025. The net loss on the settlement of debt included redemption fees of €9 million and the write-off of the outstanding deferred arrangement fees at the date of redemption of €8 million.
In June 2021, Constellium SE redeemed its $400 million 5.750% Senior Notes due 2024. The net loss on the settlement of debt included redemption fees of €3 million and the write-off of the outstanding deferred arrangement fees at the date of redemption of €3 million.
In November 2021, Constellium SE redeemed $200 million of the $500 million outstanding aggregate principal amount of the 5.875% Senior Notes due 2026. The net loss on the settlement of debt included redemption fees of €3 million and the write-off of the deferred arrangement fees attributable to the portion redeemed at the date of redemption of €1 million.
(C)     The Group hedges the dollar exposure, relating to the principal of its Constellium SE U.S. Dollar Senior Notes, for the portion that has not been used to finance directly or indirectly U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs – net in the Consolidated Income Statement.
(D)     Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate was 5% for the year ended December 31, 2021 and 6% for the years ended December 31, 2020, and 2019.

NOTE 11 - INCOME TAX

	Year ended December 31,
(in millions of Euros)	2021	2020	2019
Current tax expense	(26)	(14)	(32)
Deferred tax (expense) / benefit	(29)	31	14
Income tax (expense) / benefit	(55)	17	(18)
The Group's effective tax rate reconciliation is as follows:

	Year ended December 31,
(in millions of Euros)	2021	2020	2019
Income / (loss) before tax	317	(34)	82
Statutory tax rate applicable to the parent company (A)	28.4%	32.0%	34.4%
Income tax (expense) / benefit calculated at statutory tax rate	(90)	11	(28)

Effect of foreign tax rate (A)	15	2	3
Changes in recognized and unrecognized deferred tax assets (B)	24	15	(10)
Change in tax laws and rates (C)	—	—	21
Other	(4)	(11)	(4)
Income tax (expense) / benefit	(55)	17	(18)
Effective income tax rate	17%	49%	22%
(A)The parent company was a French company for the years ended December 31, 2021, 2020 and 2019. For the years ended December 31, 2021, 2020 and 2019, the effect of foreign tax rate resulted from the geographical mix of our pre-tax results.
(B)For the year ended December 31, 2021, the changes in recognized and unrecognized deferred tax assets mainly related to the recognition of deferred tax assets on temporary differences at one of our main operating entities in the United States. For the year ended December 31, 2020, the changes mainly related to recognized deferred tax assets on prior-year losses carried forward at one of our main operating entities in the United States, following some clarification on U.S. interest limitation rules and the CARES Act.
(C)For the year ended December 31, 2019, the change in tax laws and rates related mainly to the application of the Swiss Federal Tax Reform voted in May 2019 and enacted in the Canton where one of our entities is located.
NOTE 12 - CASH AND CASH EQUIVALENTS
Cash in bank and on hand at December 31, 2021 amounted to €147 million and included €29 million held by subsidiaries that operate in countries where capital control restrictions prevent these balances from being immediately available for general use by the other entities within the Group. At December 31, 2020, the amount subject to these restrictions was €26 million.

NOTE 13 - TRADE RECEIVABLES AND OTHER

	At December 31,
	2021		2020
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables - gross	—	607	—	345
Impairment	—	(4)	—	(4)
Total trade receivables - net	—	603	—	341
Income tax receivables	24	20	34	15
Other tax receivables	—	40	—	33
Contract assets	19	2	23	2
Prepaid expenses	1	9	1	6
Other	11	9	10	9
Total other receivables	55	80	68	65
Total trade receivables and other	55	683	68	406
13.1 Contract assets

	At December 31,
	2021		2020
(in millions of Euros)	Non-current	Current	Non-current	Current
Unbilled tooling costs	6	—	9	—
Other	13	2	14	2
Total contract assets	19	2	23	2
13.2 Aging

	At December 31,
(in millions of Euros)	2021	2020
Not past due	596	333
1 – 30 days past due	6	7
31 – 60 days past due	1	1
61 – 90 days past due	—	—
Greater than 90 days past due	—	—
Total trade receivables - net	603	341
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.
13.3 Currency concentration

	At December 31,
(in millions of Euros)	2021	2020
Euro	277	143
U.S. Dollar	305	181
Swiss franc	4	6
Other currencies	17	11
Total trade receivables - net	603	341

13.4 Factoring arrangements
The Group factors trade receivables under committed factoring agreements in the United States, France, Germany, Switzerland and the Czech Republic:
•In the United States, Constellium Muscle Shoals LLC is party to a factoring agreement with a capacity of $300 million and a maturity date in September 2023 and Constellium Automotive USA LLC is party to a factoring agreement with a maximum capacity of $25 million and a maturity date in December 2022.
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
These factoring agreements contain certain customary affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants. In addition, the commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained. The Group was in compliance with all applicable covenants at and for the years ended December 31, 2021 and 2020.
Under the Group’s factoring agreements, most of the trade receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized. Some remaining receivables do not qualify for derecognition, as the Group retains substantially all the associated risks and rewards. At December 31, 2021, the total carrying amount of the original assets factored was €639 million of which €345 million were derecognized. At December 31, 2020, the total carrying amount of the original assets factored was €514 million of which €398 million have been derecognized.
No amounts were due to the factors in respect to trade receivables sold at December 31, 2021 and 2020.
NOTE 14 - INVENTORIES

	At December 31,
(in millions of Euros)	2021	2020
Finished goods	225	149
Work in progress	551	280
Raw materials	226	118
Stores and supplies	95	80
Inventories write down	(47)	(45)
Total inventories	1,050	582

NOTE 15 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2021	20	379	1,361	132	14	1,906
Additions	—	6	52	169	6	233
Disposals	—	(1)	(2)	—	(1)	(4)
Depreciation expense	(1)	(27)	(210)	(3)	(12)	(253)
Transfer and other changes	1	5	153	(174)	8	(7)
Effect of changes in foreign exchange rates	1	12	57	3	—	73
Net balance at December 31, 2021	21	374	1,411	127	15	1,948

Cost	38	590	2,750	142	57	3,577
Less accumulated depreciation and impairment	(17)	(216)	(1,339)	(15)	(42)	(1,629)
Net balance at December 31, 2021	21	374	1,411	127	15	1,948

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2020	19	366	1,451	203	17	2,056
Additions	—	20	76	129	3	228
Disposals	—	—	(3)	—	—	(3)
Depreciation expense	(1)	(27)	(211)		(10)	(249)
Impairment	—	(6)	(28)	(8)	—	(42)
Transfer and other changes	3	38	139	(189)	5	(4)
Effect of changes in foreign exchange rates	(1)	(12)	(63)	(3)	(1)	(80)
Net balance at December 31, 2020	20	379	1,361	132	14	1,906

Cost	35	559	2,473	145	48	3,260
Less accumulated depreciation and impairment	(15)	(180)	(1,112)	(13)	(34)	(1,354)
Net balance at December 31, 2020	20	379	1,361	132	14	1,906

Right-of-use assets
Right-of-use assets have been included in the same line item as that in which a corresponding owned asset would be presented.

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at January 1, 2021	112	72	2	186
Additions	5	7	—	12
Depreciation expense	(11)	(16)	(1)	(28)
Transfer and other changes	—	(1)	—	(1)
Effect of changes in foreign exchange rates	2	3	—	5
Net balance at December 31, 2021	108	65	1	174

Cost	150	144	3	297
Less accumulated depreciation and impairment	(42)	(79)	(2)	(123)
Net balance at December 31, 2021	108	65	1	174

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at January 1, 2020	116	71	3	190
Additions	19	33	1	53
Disposals	—	(1)	—	(1)
Depreciation expense	(12)	(22)	(2)	(36)
Impairment	(4)	(5)	—	(9)
Transfer and other changes	(4)	(1)	—	(5)
Effect of changes in foreign exchange rates	(3)	(3)	—	(6)
Net balance at December 31, 2020	112	72	2	186

Cost	142	135	4	281
Less accumulated depreciation and impairment	(30)	(63)	(2)	(95)
Net balance at December 31, 2020	112	72	2	186
The total expense relating to short-term leases, low value asset leases and variable lease payments that are still recognized as operating expenses was €12 million and €11 million for the years ended December 31, 2021 and December 31, 2020, respectively.
Depreciation expense
Total depreciation expense relating to property, plant and equipment and intangible assets are presented in the Consolidated Income Statement as follows:

	Year ended December 31,
(in millions of Euros)	2021	2020	2019
Cost of sales	(245)	(240)	(237)
Selling and administrative expenses	(17)	(14)	(13)
Research and development expenses	(5)	(5)	(6)
Total depreciation expense	(267)	(259)	(256)
The amount of contractual commitments for the acquisition of property, plant and equipment is disclosed in NOTE 27 - Commitments.

Impairment tests for property, plant and equipment and intangibles assets
No triggering events were identified at December 31, 2021 for our CGUs.
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
As a result, these CGUs were tested for impairment and their value in use was calculated using discounted cash flows based on a financial forecast for the period 2021-2025 prepared by management and reflecting the following key assumptions:
•Aerospace market demand was expected to be down by approximately 50% in 2021 and 2022 compared to 2019,
•Reductions in costs and capital expenditures were assumed to help partially offset weak demand,
•Profitability and cash-flows were assumed to recover in the 2023 to 2025 period, but remained below 2019 levels,
•The terminal value was determined using a perpetuity growth calculation assuming a long term growth rate of 1.5%,
•A discount rate of 9% was assumed.
This impairment test conclusion to fully impair two CGUs for €16 million (€9 million for the Montreuil-Juigné plant and €7 million for the Ussel plant) was reached in the year ended December 31, 2020.
The Group also tested the sensitivity of two other A&T CGUs to changes in cash flows, in discount rates, and in perpetuity growth rates:
•With cash-flows that were 20% lower from 2021 to 2025, including the terminal year cash flow, the recoverable value would exceed the carrying value for one CGU, and equal the carrying value for the other CGU,
•With an increase in the discount of 275 basis points, the recoverable value of one CGU would exceed the carrying value, and equal the carrying value for the other CGU,
•With a decrease in the perpetual growth rate of 400 basis points, the recoverable value of one CGU would exceed the carrying value, and equal the carrying value for the other CGU.
At December 31, 2020, management also reviewed the CGUs in the AS&I segment and identified an indicator of impairment for two Automotive Structures plants - Nanjing, China and White, Georgia, U.S.
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
As a result, these two CGUs were tested for impairment and their values in use were calculated using discounted cash flows and a discount rate of 9%. Based on this analysis the conclusion to fully impair the Nanjing plant for €12 million was reached in the year ended December 31, 2020. The White Georgia plant was partially impaired for €13 million, leading to a carrying value of €11 million at December 31, 2020.
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

NOTE 16 - INTANGIBLE ASSETS AND GOODWILL

(in millions of Euros)	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total Intangible Assets	Goodwill
Net balance at January 1, 2021	18	15	13	13	2	61	417
Additions	—	—	—	4	—	4	—
Amortization expense	(1)	(12)	(1)	—	—	(14)	—
Transfer	—	17	—	(15)	2	4	—
Effect of changes in foreign exchange rates	1	1	1	—	—	3	34
Net balance at December 31, 2021	18	21	13	2	4	58	451

Cost	86	91	40	3	4	224	451
Less accumulated depreciation and impairment	(68)	(70)	(27)	(1)	—	(166)	—
Net balance at December 31, 2021	18	21	13	2	4	58	451

(in millions of Euros)	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total Intangible Assets	Goodwill
Net balance at January 1, 2020	21	19	14	14	2	70	455
Additions	—	—	—	4	—	4	—
Amortization expense	(1)	(8)	(1)	—	—	(10)	—
Impairment	—	(1)	—	—	—	(1)	—
Transfer	—	4	—	(4)	—	—	—
Effect of changes in foreign exchange rates	(2)	1	—	(1)	—	(2)	(38)
Net balance at December 31, 2020	18	15	13	13	2	61	417

Cost	79	76	37	14	2	208	417
Less accumulated depreciation and impairment	(61)	(61)	(24)	(1)	—	(147)	—
Net balance at December 31, 2020	18	15	13	13	2	61	417
Impairment tests for goodwill
Goodwill in the amount of €451 million was allocated to our operating segments: €444 million to P&ARP, €5 million to A&T and €2 million to AS&I.
At December 31, 2021, the recoverable amount of our operating segments was determined based on value in use calculations, using discounted cash-flows.
The recoverable amount of the A&T and AS&I operating segments significantly exceeded their carrying value. No reasonable change in the assumptions used could have led to a potential impairment charge.
For the P&ARP operating segment, the analysis was based on forecasted cash flows that grow to management’s estimate of a normalized level by 2026 and then at a long term growth rate of 1.5% thereafter. The discount rate applied to the cash-flow projections was 9%. Based on this analysis, the carrying value of €1.5 billion remained below the recoverable value which was in excess of €2 billion at December 31, 2021 and therefore there was no goodwill impairment at the P&ARP operating segment.
With cash-flows 40% lower from 2022 to 2026 including the terminal year cash flow, the recoverable value still exceeded the carrying value.

NOTE 17 - DEFERRED INCOME TAXES

	At December 31,
(in millions of Euros)	2021	2020
Deferred income tax assets	162	193
Deferred income tax liabilities	(14)	(10)
Net deferred income tax assets	148	183

	At January 1, 2021	Recognized in		FX	At December 31, 2021
(in millions of Euros)		Profit or loss	OCI
Long-term assets	(106)	(10)	—	(8)	(124)
Inventories	5	(2)	—	—	3
Pensions	126	5	(17)	5	119
Derivative valuation	(5)	(5)	4	—	(6)
Tax losses carried forward	116	(7)	—	8	117
Other (A)	47	(10)	—	2	39
Net deferred income tax assets	183	(29)	(13)	7	148
(A)Other results mainly from non-deductible provisions and interest expense.

	At January 1, 2020	Recognized in		FX	At December 31, 2020
(in millions of Euros)		Profit or loss	OCI
Long-term assets	(99)	(16)	—	9	(106)
Inventories	8	(3)	—	—	5
Pensions	127	(1)	5	(5)	126
Derivative valuation	6	(4)	(7)	—	(5)
Tax losses carried forward	75	49	—	(8)	116
Other (A)	44	6	—	(3)	47
Net deferred income tax assets	161	31	(2)	(7)	183
(A)Other results mainly from non-deductible provisions and interest expense.
Recognized Deferred Tax Assets
Some deferred tax assets in respect of temporary differences and unused tax losses were recognized without being offset by deferred tax liabilities.
In accordance with the accounting policies described in note 2.6 of the Consolidated Financial Statements, a detailed assessment was performed on net deferred tax asset recovery at December 31, 2021, with specific focus on tax jurisdictions with unused tax losses carried forward.
Management considered that the tax losses that generated the deferred tax assets were not expected to be recurring and did not challenge the profitable long-term structure of its business model. In addition, tax planning opportunities are available to increase the taxable profit and the use the long-term limited and unlimited tax losses.
Management concluded that it was more likely than not that the net deferred tax asset balance of €148 million and €183 million at December 31, 2021 and 2020, respectively, would be recoverable.
Unrecognized Deferred Tax Assets
Based on the expected taxable income of the entities, the Group believed that it was more likely than not that a total of €805 million and €920 million at December 31, 2021 and 2020, respectively, of unused tax losses and deductible temporary differences, would not be used. Consequently, the corresponding net deferred tax assets were not recognized. The related tax impact of €191 million and €224 million at December 31, 2021 and 2020, respectively, was attributable to the following:

	At December 31,
(in millions of Euros)	2021	2020
Expiring within 5 years	(3)	(3)
Expiring after 5 years and limited	(55)	(55)
Unlimited	(27)	(23)
Tax losses	(85)	(81)
Long-term assets	(65)	(91)
Pensions	(7)	(16)
Other	(34)	(36)
Deductible temporary differences	(106)	(143)
Total	(191)	(224)
At December 31, 2021 and 2020, most of the the tax loss carryforwards as well as the deductible temporary differences on long-term assets and other differences resided at one of our main operating entities in the United States. An assessment was performed on the recoverability of the deferred tax assets associated with the deductible temporary differences and tax losses. Management concluded that it was more likely than not that the entity will not be able to use the tax benefits associated with the deductible temporary differences and tax losses. Consequently, the related deferred tax assets were not recognized.
NOTE 18 - TRADE PAYABLES AND OTHER

	At December 31,
	2021		2020
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	1,065	—	626
Fixed assets payables	—	22	—	27
Employees' entitlements	—	185	—	143
Taxes payable other than income tax	—	16	—	15
Contract liabilities and other liabilities to customers	4	77	3	81
Other payables	28	12	29	13
Total other	32	312	32	279
Total trade payables and other	32	1,377	32	905
Contract liabilities and other liabilities to customers

	At December 31,
	2021		2020
(in millions of Euros)	Non-current	Current	Non-current	Current
Deferred tooling revenue	3	—	2	—
Advance payment from customers	—	7	—	2
Unrecognized variable consideration (A)	1	67	1	72
Other	—	3	—	7
Total contract liabilities and other liabilities to customers	4	77	3	81
(A)Unrecognized variable consideration consists of expected volume rebates, discounts, incentives, refunds penalties and price concessions.
Revenue of €33 million that related to contract liabilities at December 31, 2020 was recognized in the year ended December 31, 2021. Revenue of €36 million generated in the year ended December 31, 2021 was deferred.
Revenue of €31 million that related to contract liabilities at January 1, 2020 was recognized in the year ended December 31, 2020. Revenue of €60 million generated in the year ended December 31, 2020 was deferred.

NOTE 19 - BORROWINGS
19.1 Analysis by nature

		At December 31,
		2021							2020
(in millions of Euros)		Nominal Value in Currency		Nominal rate	Nominal Value in Euros	(Arrange-ment fees)	Accrued interests	Carrying value	Carrying value
Secured Pan-U.S. ABL (due 2026) (A)			$—	Floating	—	—	—	—	—
Secured U.S. DDTL (expired in 2021) (A)			$—	Floating	—	—	—	—	—
Secured PGE French Facility (due 2022) (B)			€180	Floating	180	—	—	180	180
Secured German Facility (expired in 2021) (C)			€—	2.000%	—	—	—	—	—
Secured Inventory Facility (due 2023) (D)			€—	Floating	—	—	—	—	—
Senior Unsecured Notes (E)
Issued May 2014 and	due 2024 (G)		$400	5.750%	—	—	—	—	325
Issued February 2017 and	due 2025 (F)		$650	6.625%	—	—	—	—	534
Issued November 2017 and	due 2026 (H)		$300	5.875%	265	(3)	6	268	411
Issued November 2017 and	due 2026		€400	4.250%	400	(4)	6	402	401
Issued June 2020 and	due 2028		$325	5.625%	287	(4)	1	284	260
Issued February 2021 and	due 2029 (F)		$500	3.750%	441	(7)	4	438	—
Issued June 2021 and	due 2029 (G)		€300	3.125%	300	(5)	5	300	—
Unsecured Revolving Credit Facility (expired in 2021) (I)			€—	Floating	—	—	—	—	—
Unsecured Swiss Facility (due 2025)		CHF	15	1.175%	14	—	—	14	18
Unsecured German Facility (expired in 2021) (C)			€—	2.120%	—	—	—	—	—
Lease liabilities					182	—	1	183	195
Other loans (J)					59	—	1	60	67
Total Borrowings					2,128	(23)	24	2,129	2,391
Of which non-current								1,871	2,299
Of which current								258	92
(A)In April 2021, the Pan-U.S. ABL facility maturity date was extended to April 2026 and the Delayed-Draw Term Loan (the “U.S. DDTL”) expired.
(B)The initial maturity date of the PGE was May 2021 with an option for Constellium to extend for up to 5 years. In May 2021, the maturity date was extended to May 2022.
(C)In July 2021, the two German facilities were not drawn and consequently expired in accordance with their contractual terms.
(D)In February 2021, the Secured Inventory Facility maturity date was extended to April 2023.
(E)The Senior Unsecured Notes were issued by Constellium SE and are guaranteed by certain subsidiaries.
(F)In February 2021, Constellium SE issued $500 million Sustainability-Linked Senior Notes due 2029 and bearing an interest rate of 3.750%. Deferred arrangement fees were €7 million. Constellium has established two sustainability performance targets (greenhouse gas emissions intensity and recycled metal input). If Constellium does not satisfy the first target for the year ended December 31, 2025, the interest rate will be increased by 0.125% starting April 15, 2026. If Constellium does not satisfy the second target for the year ended December 31, 2026, the interest rate will be increased by 0.125% starting April 15, 2027 (in addition to any increase arising from failure to meet the first target). The net proceeds from the issuance were used to tender and redeem the $650 million 6.625% Senior Notes due 2025.

(G)In June 2021, Constellium SE issued €300 million Sustainability-Linked Senior Notes due 2029 and bearing an interest rate of 3.125%. Deferred arrangement fees were €6 million. Constellium has established two sustainability performance targets (greenhouse gas emissions intensity and recycled metal input). If Constellium does not satisfy the first target for the year ended December 31, 2025, the interest rate will be increased by 0.125%, starting July 15, 2026. If Constellium does not satisfy the second target for the year ended December 31, 2026, the interest rate will be increased by 0.125%, starting July 15, 2027 (in addition to any increase arising from failure to meet the first target). The net proceeds from the issuance were used to redeem the $400 million 5.750% Senior Notes due 2024.
(H)In November 2021, Constellium SE partially redeemed $200 million out of the $500 million outstanding aggregate principal amount of the 5.875% Senior Notes due 2026.
(I)The Unsecured Revolving Credit Facility of one of our French entities was provided by Bpifrance Financement, a related party, and expired on December 31, 2021 in accordance with its contractual terms.
(J)At December 31, 2021, Other loans included €41 million of financial liabilities relating to the sale and leaseback of assets that were considered to be financing arrangements in substance.
19.2 Securities against borrowings and covenants
Assets pledged as security
Constellium has pledged assets and financial instruments as collateral against certain of its borrowings.
Pan-U.S. ABL
Obligations under this facility are, subject to certain permitted liens, secured by substantially all assets of Ravenswood, Muscle Shoals, and Bowling Green.
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
Lease liabilities
Lease liabilities are generally secured as the rights to the leased assets recognized in the financial statements and revert to the lessor in the event of default.
Covenants
The Group was in compliance with all applicable debt covenants at and for the years ended December 31, 2021 and 2020.
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
Pan-U.S. ABL
This facility contains a fixed charge coverage ratio covenant along with customary affirmative and negative covenants. Evaluation of compliance with the maintenance covenants is only required if the excess availability falls below 10% of the aggregate revolving loan commitment.

PGE French Facility
The PGE French Facility contains a net debt leverage covenant and an interest coverage ratio covenant.
The PGE French Facility also contains customary terms and conditions, including, amongst other things, negative covenants and limitations on incurring additional indebtedness, on selling assets, on certain corporate transactions and reorganizations, on making loans and advances and on entering into certain derivative transactions.
19.3 Movements in borrowings

	At December 31,
(in millions of Euros)	2021	2020
At January 1,	2,391	2,361
Cash flows
Proceeds from issuance of Senior Notes (A)	712	290
Repayment of Senior Notes (A)	(1,041)	(200)
Repayment of U.S. revolving credit facilities	—	(129)
Proceeds from other borrowings	—	202
Repayments of other borrowings	(16)	(10)
Lease repayments	(32)	(35)
Payment of deferred financing costs	(13)	(6)
Non-cash changes
Movement in accrued interest	(11)	(1)
Changes in leases and other loans	18	62
Deferred arrangement fees	16	5
Effects of changes in foreign exchange rates	105	(148)
At December 31,	2,129	2,391
(A)In February 2021, Constellium SE issued $500 million 3.750% Sustainability-Linked Senior Notes (€412 million converted at the issuance date exchange rate) and used the proceeds to redeem the $650 million 6.625% Senior Notes due 2025 (€536 million converted at the redemption date exchange rate).
In June 2021, Constellium SE issued €300 million 3.125% Sustainability-Linked Senior Notes and used the proceeds to redeem the $400 million 5.750% Senior Notes due 2024 (€328 million converted at the redemption date exchange rate).
In November 2021, Constellium SE partially redeemed $200 million (€177 million converted at the repayment date exchange rate) of the $500 million outstanding aggregate principal amount of the 5.875% Senior Notes due 2026.
In June 2020, Constellium SE issued $325 million of 5.625% Senior Notes due 2028 (€290 million converted at the issuance date exchange rate). A portion of the net proceeds from the issuance was used to redeem the remaining €200 million outstanding aggregate principal amount of the 4.625% Senior Notes due 2021.
19.4 Currency concentration

	At December 31,
(in millions of Euros)	2021	2020
U.S. Dollar	1,055	1,602
Euro	1,048	757
Other currencies	26	32
Total borrowings	2,129	2,391

NOTE 20 - FINANCIAL INSTRUMENTS
20.1 Financial assets and liabilities by categories

		At December 31,
		2021				2020
(in millions of Euros)	Notes	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total
Cash and cash equivalents	12	147	—	—	147	439	—	—	439
Trade receivables	13	—	—	603	603	—	—	341	341
Other financial assets		—	70	—	70	3	40	14	57
Total		147	70	603	820	442	40	355	837

		At December 31,
		2021				2020
(in millions of Euros)	Notes	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total
Trade payables and fixed asset payables	18	1,087	—	—	1,087	653	—	—	653
Borrowings	19	2,129	—	—	2,129	2,391	—	—	2,391
Other financial liabilities		—	26	5	31	—	85	2	87
Total		3,216	26	5	3,247	3,044	85	2	3,131
20.2 Fair values
The carrying value of the Group’s borrowings at maturity is the redemption value.
The fair value of Constellium SE Senior Notes issued in November 2017, June 2020, February 2021 and June 2021 account for 101%, 105%, 99% and 100% respectively of the nominal value and amount to €674 million, €302 million, €434 million and €299 million, respectively, at December 31, 2021.
All derivatives are presented at fair value in the Consolidated Statement of Financial Position. The fair values of the trade receivables, other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

	At December 31,
	2021			2020
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Aluminium and premium derivatives	9	38	47	1	18	19
Energy derivatives	1	1	2	—	—	—
Other commodity derivatives	—	4	4	1	1	2
Currency commercial derivatives	2	14	16	16	17	33
Currency net debt derivatives	—	1	1	—	—	—
Margin calls	—	—	—	—	3	3
Other financial assets - derivatives	12	58	70	18	39	57

Aluminium and premium derivatives	—	14	14	3	6	9
Other commodity derivatives	—	—	—	—	1	1
Currency commercial derivatives	6	11	17	4	28	32
Currency net debt derivatives (A)	—	—	—	34	11	45
Other financial liabilities - derivatives	6	25	31	41	46	87
(A)For the year ended December 31, 2021, forward purchases of $565 million versus the Euro using cross currency basis swaps were not renewed when they reached their maturity or were bought out before their initial maturity in connection with the refinancing of the Senior Notes. This transaction generated a cash outflow of €32 million which is presented in Other financing activities within the Consolidated Statement of Cash Flows.
20.3 Valuation hierarchy
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

	At December 31,
	2021				2020
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	41	29	—	70	20	37	—	57
Other financial liabilities - derivatives	13	18	—	31	9	78	—	87
There was no material transfer of asset and liability categories into or out of Level 1, Level 2 or Level 3 during the years ended December 31, 2021 and 2020.

NOTE 21 - FINANCIAL RISK MANAGEMENT
The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates and metal prices, while maintaining the financial flexibility the Group requires in order to successfully execute its business strategy.
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
21.1 Foreign exchange risk
Foreign exchange risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates.
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
The following tables outline the nominal value (converted to millions of Euros at the closing rate) of forward derivatives for Constellium’s most significant foreign exchange exposures at December 31, 2021.

Sold currencies	Maturity Year	Less than 1 year	Over 1 year
USD	2022-2025	278	194
CHF	2022-2024	77	9
CZK	2022	2	—
Other currencies	2022-2023	13	—

Purchased currencies	Maturity Year	Less than 1 year	Over 1 year
USD	2022-2024	138	23
CHF	2022-2025	157	21
CZK	2022	69	—
Other currencies	2022	—	—
The Group has agreed to supply a major customer with fabricated metal products from a Euro functional currency entity and invoices in U.S. Dollars. The Group has entered into significant foreign exchange derivatives that matched related highly probable future conversion sales. The Group designates these derivatives for hedge accounting, with a total nominal amount of $274 million and $330 million at December 31, 2021 and December 31, 2020 respectively, with maturities ranging from 2022 to 2025.

The table below details the effect of foreign currency derivatives in the Consolidated Income Statement and the Consolidated Statement of Comprehensive Income:

		Year ended December 31,
(in millions of Euros)	Notes	2021	2020	2019
Derivatives that do not qualify for hedge accounting
Included in Other gains and losses - net
Realized gains / (losses) on foreign currency derivatives - net	9	1	(4)	7
Unrealized gains / (losses) on foreign currency derivatives - net (A)	9	15	(9)	2
Derivatives that qualify for hedge accounting
Included in Other comprehensive income
Unrealized (losses) / gains on foreign currency derivatives - net		(21)	20	(15)
Gains reclassified from cash flow hedge reserve to the Consolidated Income Statement		4	6	7
Included in Revenue (B)
Realized losses on foreign currency derivatives - net	9	(2)	(7)	(6)
Unrealized (losses) / gains on foreign currency derivatives - net	9	(2)	1	(1)
Derivatives discontinued from hedge accounting
Included in Other gains and losses - net
Losses reclassified from OCI as a result of hedge accounting discontinuation (C)	9	—	(6)	—
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
At December 31, 2021, the net hedged position related to long-term and short-term loans and deposits in U.S. dollars included a forward sale of $33 million versus the Euro using simple foreign exchange forward contracts.

	Year ended December 31,
(in millions of Euros)	2021	2020	2019
Derivatives
Included in Finance costs - net
Realized (losses) / gains on foreign currency derivatives - net	(36)	7	9
Unrealized gains / (losses) on foreign currency derivatives - net	46	(39)	4
Total	10	(32)	13
In accordance with the Group policy, total realized and unrealized gains or losses on foreign currency derivatives are expected to offset the net foreign exchange result related to financing activities, both included in Finance costs - net.

Net debt derivatives settled during the year are presented in Other financing activities in the Consolidated Statement of Cash Flows.
Foreign exchange sensitivity on commercial and financing transaction exposures
The largest exposures of the Group are related to the Euro/U.S. Dollar exchange rate. The table below summarizes the impact on income and equity (before tax effect) of a 10% strengthening of the U.S. Dollar versus the Euro for non U.S. Dollar functional currency entities.

(in millions of Euros)	Effect on income before tax	Effect on pretax equity
Trade receivables	3	—
Trade payables	(2)	—
Derivatives on commercial transactions (A)	(8)	(26)
Net commercial transaction exposure	(7)	(26)
Cash in Bank and intercompany loans	113	—
Borrowings	(110)	—
Derivatives on financing transactions	(3)	—
Net financing transaction exposure	—	—
Total	(7)	(26)
(A)Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future years when these sales are recognized. The impact on pretax equity of €26 million relates to derivatives hedging future sales spread from 2022 to 2024 which are designated as cash flow hedges.
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
The table below summarizes the impact on income and equity (before tax effect) of a 10% strengthening of the U.S. Dollar versus the Euro (on average rate for income before tax and closing rate for pretax equity) for U.S. Dollar functional currency entities.

(in millions of Euros)	Effect on income before tax	Effect on pretax equity
10% strengthening U.S. Dollar/Euro	12	45
The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.
iv. Foreign exchange margin calls
At December 31, 2021, there was no margin requirement paid as collateral to counterparties related to foreign exchange hedges. At December 31, 2020, the margin requirement paid as collateral to counterparties related to foreign exchange hedges amounted to €3 million.

21.2 Commodity price risk
The Group is subject to the effects of market fluctuations in the price of aluminium, which is the Group’s primary metal input and a significant component of its output. The Group is also exposed to variation in regional premiums and in the price of zinc, natural gas, silver and copper and other alloying metals but in a less significant way.
The Group policy is to minimize exposure to aluminium price volatility by passing through the aluminium price risk to customers and using derivatives where necessary. For most of its aluminium price exposure, sales and purchases of aluminium are converted to be on the same floating basis and then the same quantities are bought and sold at the same market price. The Group also purchases fixed price aluminium derivatives to offset the exposure of LME volatility on its fixed price sales agreements for the supply of metal.
The Group also purchases fixed price copper, aluminium premium, silver and zinc derivatives to offset the commodity exposure where sales contracts have embedded fixed price agreements for these commodities.
In addition, the Group purchases natural gas fixed price derivatives to lock in energy costs where a fixed price purchase contract is not possible.
At December 31, 2021, the nominal amount of commodity derivatives is as follows:

(in millions of Euros)	Maturity	Less than 1 year	Over 1 year
Aluminium	2022-2024	367	13
Premium	2022-2025	13	5
Copper	2022-2023	5	3
Silver	2022	5	—
Natural gas	2022-2023	5	5
Zinc	2022-2023	3	3
The value of the contracts will fluctuate due to changes in market prices but our hedging strategy helps protect the Group’s margin on future conversion and fabrication activities. At December 31, 2021, these contracts were directly entered into with external counterparties.
The Group does not apply hedge accounting on commodity derivatives and therefore any mark-to-market movements are recognized in Other gains and losses - net.

	Year ended December 31,
(in millions of Euros)	2021	2020	2019
Derivatives
Included in Other gains and losses - net
Realized gains / (losses) on commodity derivatives - net	112	(31)	(56)
Unrealized gains on commodity derivatives - net	24	25	31
Commodity price sensitivity: risks associated with derivatives
The net impact on earnings and equity of a 10% increase in the market price of aluminium, based on the aluminium derivatives held by the Group at December 31, 2021 (before tax), with all other variables held constant, was estimated to be a €36 million gain. The balances of these financial instruments may change in future years, and therefore these amounts may not be indicative of future results.
Commodity Margin Calls
At December 31, 2021 and 2020, there was no margin requirement related to aluminium or any other commodity hedges.

21.3 Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market interest rates. The Group’s interest rate risk arises principally from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk, which is partially offset by cash and cash equivalent deposits earning interest at variable interest rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. At December 31, 2021, the Group’s borrowings were mainly at fixed rates.
Interest rate sensitivity: risks associated with variable-rate financial instruments
The impact on income before income tax of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by the Group at December 31, 2021 and 2020, with all other variables held constant, was estimated to be approximately €1 million for the years ended December 31, 2021, and 2020. However, the balances of such financial instruments may not remain constant in future years, and therefore these amounts may not be indicative of future results.
21.4 Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of cash-in-bank, cash deposits, mark-to-market on derivative transactions and customer trade receivables arising from the Group’s operating activities. The maximum exposure to credit risk for the year ended December 31, 2021 is the carrying value of each class of financial asset as described in NOTE 20 - Financial Instruments. The Group does not generally hold any collateral as security.
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
The number of financial counterparties tabulated below shows our exposure to the counterparty by rating type (Parent company ratings from Moody’s Investor Services):

	At December 31,
	2021		2020
	Number of financial counterparties (A)	Exposure (in millions of Euros)	Number of financial counterparties (A)	Exposure (in millions of Euros)
Rated Aa or better	3	54	3	120
Rated A	13	98	8	282
Rated Baa	3	33	2	20
Total	19	185	13	422
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
Trade receivables are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Constellium management on a regular basis. Over 77% of the Group’s trade account receivables are insured by insurance companies rated A3 or better or sold to a factor on a non-recourse basis. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, bank guarantees or letters of credit.
Historically, we have a very low level of customer default as a result of long history of dealing with our customer base and an active credit monitoring function. See NOTE 13 - Trade Receivables and Other for the aging of trade receivables.
21.5 Liquidity and capital risk management
The Group’s capital structure includes shareholder’s equity, borrowings and various third-party financing arrangements. Constellium’s total capital is defined as total equity plus net debt. Net debt includes borrowings due to third parties less cash and cash equivalents.
Constellium’s overriding objectives when managing capital are to safeguard the business as a going concern, to maintain an optimal capital structure in order to minimize the weighted cost of capital, and to maximize returns for its owners.
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
At December 31, 2021, the borrowing base for the Pan-U.S. ABL and the French Inventory Facility were €353 million and €100 million, respectively. After deduction of amounts drawn and letters of credit, the Group had €447 million outstanding availability under these revolving credit facilities.
At December 31, 2021, liquidity was €773 million, comprised of €147 million of cash and cash equivalents and €626 million of available undrawn facilities, including the €447 million described above.
At December 31, 2020, liquidity was €981 million, comprised of €439 million of cash and cash equivalents and €542 million of available undrawn facilities.
The tables below show undiscounted contractual financial assets and financial liabilities values by relevant maturity groupings based on the remaining periods from December 31, 2021 and 2020, respectively, to the contractual maturity date.

	At December 31,
	2021			2020
(in millions of Euros)	Less than 1 year	Between 1- 5 years	Over 5 years	Less than 1 year	Between 1 - 5 years	Over 5 years
Financial assets
Net debt derivatives	—	—	—	—	—	—
Net cash flows from derivative assets related to currencies and commodities	60	12	—	33	13	—
Total	60	12	—	33	13	—

		At December 31,
		2021			2020
(in millions of Euros)	Notes	Less than 1 year	Between 1 - 5 years	After 5 years	Less than 1 year	Between 1 - 5 Years	After 5 years
Financial liabilities
Borrowings		195	710	1,046	10	1,089	1,093
Leases		37	99	85	41	110	94
Interest (A)		79	285	96	114	398	60
Net debt derivatives		—	—	—	10	30	—
Net cash flows from derivative liabilities related to currencies and commodities		26	12	—	32	7	—
Trade payables and other (excluding contract liabilities)	18	1,300	28	—	824	29	—
Total		1,637	1,134	1,227	1,031	1,663	1,247
(A)Interest disclosed is an undiscounted forecasted interest amount that excludes interest on leases.
NOTE 22 - PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS
The Group has a number of pensions, other post-employment benefits and other long-term employee benefit plans. Some of these plans are defined contribution plans and some are defined benefit plans, with assets held in separate trustee-administered funds. Benefits paid through pension trusts are sufficiently funded to ensure the payment of benefits to retirees when they become due.
Actuarial valuations are reflected in the Consolidated Financial Statements as described in NOTE 2.6 - Principles governing the preparation of the Consolidated Financial Statements.
22.1 Description of the plans
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
22.2 Description of risks
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
Interest rate risk
A decrease in the discount rate will increase the defined benefit obligation. At December 31, 2021, impacts of the change on the defined benefit obligation of a 50 basis points increase / decrease in the discount rates are calculated by using a proxy based on the duration of each scheme:

(in millions of Euros)	50 bp increase in discount rates	50 bp decrease in discount rates
France	(10)	10
Germany	(7)	8
Switzerland	(24)	25
United States	(34)	38
Total sensitivity on Defined Benefit Obligations	(75)	81
Longevity risk
The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of plan participants. An increase in the life expectancy of the plan participants will increase the plan’s liability.
22.3 Actuarial assumptions
Pension and other post-employment benefit obligations were updated based on the discount rates applicable at December 31, 2021.

	At December 31,
	2021			2020
	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Rate of increase in salaries	Rate of increase in pensions	Discount rate
Switzerland	1.50%	—	0.15%	1.50%	—	0.00%
U.S.	—	—	—	—	—	—
Hourly pension	2.20%	—	2.80% - 2.95%	2.20%	—	2.45% - 2.65%
Salaried pension	3.80%	—	2.85%	3.80%	—	2.55%
OPEB (A)	3.80%	—	2.85% - 2.95%	3.80%	—	2.50% - 2.80%
Other benefits	3.80%	—	2.60% - 2.85%	3.80%	—	2.20% - 2.55%
France	1.80% - 3.80%	2.00%	—	1.50% - 3.50%	2.00%	—
Retirements	—	—	1.00%	—	—	0.50%
Other benefits	—	—	0.90%	—	—	0.40%
Germany	2.50%	1.80%	1.05%	2.50%	1.50%	0.55%
(A)The other main financial assumptions used for the OPEB healthcare plans, which are predominantly in the U.S. were:
•Medical trend rate: i) pre-65: 6.05% starting in 2021 decreasing gradually to 4.50% in 2029 and stable onwards and ii) post-65: 5.80% starting in 2021 decreasing gradually to 4.50% in 2029 and stable onwards,
•Claims costs are based on Company experience.
For both pension and healthcare plans, the post-employment mortality assumptions allow for future improvements in life expectancy.

22.4 Amounts recognized in the Consolidated Statement of Financial Position

	At December 31,
	2021			2020
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	766	—	766	772	—	772
Fair value of plan assets	(544)	—	(544)	(458)	—	(458)
Deficit of funded plans	222	—	222	314	—	314
Present value of unfunded obligation	128	249	377	134	216	350
Net liability arising from defined benefit obligation	350	249	599	448	216	664
22.5 Movement in net defined benefit obligations

	At December 31, 2021
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(in millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2021	906	216	1,122	(458)	664
Included in the Consolidated Income Statement
Current service cost	22	8	30	—	30
Interest cost / (income)	10	5	15	(6)	9
Past service cost	1	31	32	—	32
Immediate recognition of gains arising over the year	—	—	—	—	—
Administration expenses	—	—	—	2	2
Included in the Statement of Comprehensive Income
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	(56)	(56)
—changes in financial assumptions	(29)	(9)	(38)	—	(38)
—changes in demographic assumptions	(13)	—	(13)	—	(13)
—experience losses	(9)	(2)	(11)	—	(11)
Effects of changes in foreign exchange rates	38	17	55	(32)	23
Included in the Consolidated Statement of Cash Flows
Benefits paid	(36)	(18)	(54)	32	(22)
Contributions by the Group	—	—	—	(21)	(21)
Contributions by the plan participants	4	1	5	(5)	—
At December 31, 2021	894	249	1,143	(544)	599

	At December 31, 2020
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(in millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2020	895	220	1,115	(445)	670
Included the Consolidated Income Statement
Current service cost	21	7	28	—	28
Interest cost / (income)	13	6	19	(8)	11
Past service cost	—	2	2	—	2
Immediate recognition of gains arising over the year	—	2	2	—	2
Administration expenses	—	—	—	2	2
Included in the Statement of Comprehensive Income
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	(28)	(28)
—changes in financial assumptions	51	16	67	—	67
—changes in demographic assumptions	(6)	(4)	(10)	—	(10)
—experience losses	(4)	1	(3)	—	(3)
Effects of changes in foreign exchange rates	(27)	(17)	(44)	20	(24)
Included in the Consolidated Statement of Cash Flows
Benefits paid	(41)	(18)	(59)	34	(25)
Contributions by the Group	—	—	—	(28)	(28)
Contributions by the plan participants	4	1	5	(5)	—
At December 31, 2020	906	216	1,122	(458)	664
Movements in net defined benefit obligations reported in Other Comprehensive Income in the years ended December 31, 2021 and 2020, primarily reflected the impact of changes in discount rates (see note 22.3), the difference between actual returns and interest on plan assets and the impact of changes in foreign exchanges rates.
22.6 Ravenswood OPEB dispute
In 2018, the Group announced a plan to transfer certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan (“the Plan”) from a company-sponsored program to a third-party health network providing similar benefits at a lower cost. The United Steelworkers Local Union 5668 (the “Union”) contested this change in benefits and filed a lawsuit against Constellium Rolled Products Ravenswood, LLC ("Ravenswood") in a federal district court in West Virginia (the “District Court”) seeking to enjoin the Plan changes and to compel arbitration. The District Court issued an order in December 2018, enjoining Ravenswood from implementing the Plan amendments pending resolution in arbitration. In September 2019, the arbitrator issued a decision ruling against Ravenswood and sustaining the Union’s grievance. Ravenswood filed a motion in the District Court to vacate this decision, which was denied in June 2020. In July 2020, Ravenswood appealed that denial to the Fourth Circuit Court of Appeals. In November 2021, the Fourth Circuit Court issued an opinion in favor of the Union, and the Group elected not to further pursue legal action on this matter.
The Group recognized a gain of €36 million from negative past service cost in the year ended December 31, 2018, reflecting its decision to amend the plan benefits and its determination at the time that it was probable that it would ultimately prevail in the dispute with the Union. This gain was partially reversed in the years ended December 31, 2019 and 2020, to reflect delays in the estimated implementation timetable as a result of the dispute with the Union. The Group recognized a loss of €31 million from past service cost in the year ended December 31, 2021, following the Fourth Circuit Court's ruling in favor of the Union.

22.7 Net defined benefit obligations by country

	At December 31,
	2021			2020
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	158	(5)	153	168	(5)	163
Germany	134	(2)	132	143	(1)	142
Switzerland	306	(268)	38	310	(223)	87
United States	545	(269)	276	500	(229)	271
Other countries	—	—	—	1	—	1
Total	1,143	(544)	599	1,122	(458)	664
22.8 Plan asset categories

	At December 31,
	2021			2020
(in millions of Euros)	Quoted in an active market	Unquoted in an active market	Total	Quoted in an active market	Unquoted in an active market	Total
Cash & cash equivalents	4	—	4	8	—	8
Equities	115	61	176	109	64	173
Bonds	149	110	259	106	103	209
Property	16	55	71	8	46	54
Other	—	34	34	1	13	14
Total fair value of plan assets	284	260	544	232	226	458
22.9 Cash flows
Expected contributions to pension and other benefit plans amount to €22 million and €18 million, respectively, for the year ending December 31, 2022.
Future benefit payments expected to be paid either by pension funds or directly by the Company to beneficiaries are as follows:

(in millions of Euros)	Estimated benefits payments
Year ended December 31,
2022	55
2023	55
2024	57
2025	57
2026	58
2027 to 2031	290
The weighted-average maturity of the defined benefit obligations was 14.2 years for the years ended December 31, 2021 and 2020.

NOTE 23 - PROVISIONS

(in millions of Euros)	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2021	88	6	27	121
Allowance	4	3	4	11
Amounts used	(1)	(6)	(2)	(9)
Unused amounts reversed	(2)	(1)	(6)	(9)
Unwinding of discounts and change in discount rates	(1)	—	—	(1)
Effects of changes in foreign exchange rates	4	—	—	4
Transfer	(4)	—	4	—
At December 31, 2021	88	2	27	117

Current	7	1	12	20
Non-Current	81	1	15	97
Total provisions	88	2	27	117

(in millions of Euros)	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2020	90	4	28	122
Allowance	2	13	7	22
Amounts used	(1)	(10)	(1)	(12)
Unused amounts reversed	(2)	(1)	(7)	(10)
Unwinding of discounts and change in discount rates	2	—	—	2
Effects of changes in foreign exchange rates	(3)	—	—	(3)
At December 31, 2020	88	6	27	121

Current	7	4	12	23
Non-Current	81	2	15	98
Total Provisions	88	6	27	121
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
Restructuring costs
For the year ended December 31, 2020, restructuring costs amounted to €13 million related to headcount reductions in Europe and in the U.S.

Legal claims and other costs

	At December 31,
(in millions of Euros)	2021	2020
Litigation	16	21
Disease claims (A)	9	5
Other	2	1
Total provisions for legal claims and other costs	27	27
(A)Since the early 1990s, certain activities of the Group’s businesses have been subject to claims and lawsuits in France relating to occupational diseases resulting from alleged asbestos exposure, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for developing such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. At December 31, 2021, five cases in which gross negligence is alleged (“faute inexcusable”) remain outstanding (seven at December 31, 2020), the average amount per claim being around €0.3 million. The average settlement amount per claim in 2021 was less than €0.5 million and in 2020 was around €0.7 million. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results from continuing operations, financial position, or cash flows of the Group.
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
NOTE 24 - NON-CASH INVESTING AND FINANCING TRANSACTIONS
Property, plant and equipment acquired through leases or financed by third parties amounted to €18 million, €66 million and €75 million for the years ended December 31, 2021, 2020 and 2019, respectively. These leases and financings are excluded from the Statement of Cash Flow as they are non-cash investing transactions.
Fair values of vested Restricted Stock Units and Performance Stock Units amounted to €15 million, €14 million and €8 million for the years ended December 31, 2021, 2020 and 2019, respectively. They are excluded from the Statement of Cash flows as non-cash financing activities.
NOTE 25 - SHARE CAPITAL
Share capital amounted to €2,833,547.32 at December 31, 2021, divided into 141,677,366 ordinary shares, each with a nominal value of two cents and fully paid-up. All shares are of the same class and have the right to one vote.

		(in millions of Euros)
	Number of shares	Share capital	Share premium
At January 1, 2021	139,962,672	3	420
New shares issued (A)	1,714,694	—	—
At December 31, 2021	141,677,366	3	420
(A)In the year ended December 31, 2021, Constellium SE issued and delivered 1,714,694 ordinary shares to certain employees and directors related to share-based compensation plans.

NOTE 26 - COVID-19-RELATED GOVERNMENT ASSISTANCE
In the year ended December 31, 2020, the Group received government assistance in various forms, including government-guaranteed credit facilities in France, Germany, and Switzerland (see NOTE 19 - Borrowings), as well as subsidies to compensate for the cost of employees furloughed as a result of the COVID-19 pandemic in various jurisdictions. These subsidies were recognized where there was reasonable assurance that they would be received and the Company was able to meet all of the associated conditions. For the year ended December 31, 2020, COVID-19-related subsidies in the amount of €22 million were accounted for as a deduction of employee benefit expenses.
NOTE 27 - COMMITMENTS
Non-cancellable lease commitments
Non-cancellable lease commitments relate to the future aggregate minimum lease payments under non-cancellable leases still recognized as expense.

	At December 31,
(in millions of Euros)	2021	2020
Less than 1 year	3	6
1 to 5 years	3	11
More than 5 years	2	5
Total non-cancellable minimum lease payments	8	22
Tangible and intangible asset commitments

	At December 31,
(in millions of Euros)	2021	2020
Computer Software	—	1
Property, plant and equipment	65	48
Total tangible and intangible asset commitments	65	49
NOTE 28 - RELATED PARTIES
Subsidiaries and affiliates
A list of the principal companies controlled by the Group or over which the Group has significant influence is presented in NOTE 30 - Subsidiaries, Affiliates and Operating Segments. Transactions between consolidated companies are eliminated when preparing the Consolidated Financial Statements.
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
On March 28, 2018, Constellium Issoire entered into a three-year, €10 million unsecured revolving credit facility with Bpifrance Financement. In the year ended December 31, 2021, the facility expired in accordance with its contractual terms.
Key management remuneration
The Group’s key management comprises the Board members and the Executive committee members effectively present in 2021.
Executive committee members are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and typically directly reporting to the CEO.

The costs reported below are compensation and benefits for key management:
•Short term employee benefits include their base salary plus bonus and other in-kind benefits;
•Directors’ fees include annual retainers fees, committee membership fees, chair fees and cash paid in lieu of RSU grant for 2021;
•Share-based compensation includes the portion of the IFRS 2 expense as allocated to key management;
•Post-employment benefits mainly include pension costs;
•Termination benefits include departure costs.
As a result, the aggregate compensation for the Group’s key management is comprised of the following:

	Year ended December 31,
(in millions of Euros)	2021	2020	2019
Short-term employee benefits	8	9	9
Directors' fees	1	1	1
Share-based compensation	9	10	10
Post-employments benefits	—	—	—
Termination benefits	—	—	—
Employer social contribution	1	1	1
Total	19	21	21
NOTE 29 - SHARE-BASED COMPENSATION
Description of the plans
Performance-Based Restricted Stock Units Award Agreements (equity-settled)
The Company has periodically granted Performance Stock Units (PSUs) to selected employees and to the CEO. These units vest after three years from the grant date if the following conditions are met:
•A vesting condition under which the beneficiaries must be continuously employed by or at the service of the Company through the end of the vesting period; and
•A performance condition, contingent on the TSR performance of Constellium shares over the vesting period compared to the TSR of specified indices. PSUs will ultimately vest based on a vesting multiplier which ranges from 0% to 200%.
The PSUs granted in July 2017 achieved a TSR performance of 186.8%. These PSUs vested in July 2020 and 1,458,985 shares were granted to beneficiaries.
The PSUs granted in May 2018 achieved a TSR performance of 182.9%. These PSUs vested in May 2021 and 1,161,718 shares were granted to beneficiaries.
In May 2021, the Company granted Performance Stock Units (PSUs) to selected employees and to the CEO. The following table lists the inputs to the valuation model used for the PSUs granted in 2021 and 2020:

	May 2021 PSUs	April 2020 PSUs
Fair value at grant date (in euros)	21.84	6.65
Share price at grant date (in euros)	13.90	4.64
Dividend yield	—	—
Expected volatility (A)	71%	63%
Risk-free interest rate (US government bond yield)	0.31%	0.36%
Model used	Monte Carlo	Monte Carlo
(A)Volatilities for the Company and companies included in indices were estimated based on observed historical volatilities over a period equal to the PSU vesting period.

Restricted Stock Units Award Agreements (equity-settled)
During the year ended December 31, 2021, the Company granted Restricted Stock Units (RSUs) to a certain number of employees and to the CEO subject to the beneficiaries remaining continuously employed within or at the service of the Group from the grant date through the end of the vesting period. The vesting period is three years. The fair value of the RSUs awarded is €13.90, being the quoted market price at grant date.
Equity Awards Plans (equity-settled)
In 2019, our non-executive Company Board members were granted two RSU awards. These RSUs vest in equal installments on the earlier of (i) the first anniversary or (ii) the date of the annual general meeting of shareholders of that year, and on the earlier of (i) the second anniversary or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service. The fair value of RSUs awarded under the plan was the quoted market price at grant date.
In 2021 and 2020, no RSU awards were granted to our non-executive Company Board members.
Expense recognized during the year
In accordance with IFRS 2, share-based compensation is recognized as an expense over the vesting period. The estimate of this expense is based upon the fair value of a potential ordinary share at the grant date. The total expense related to the potential ordinary shares for the year ended December 31, 2021, 2020 and 2019 amounted to €15 million, €15 million and €16 million, respectively.
Movement of potential shares

	Performance-Based RSU		Restricted Stock Units		Equity Award Plans
	Potential Shares	Weighted-Average Grant-Date Fair Value per Share	Potential Shares	Weighted-Average Grant-Date Fair Value per Share	Potential Shares	Weighted-Average Grant-Date Fair Value per Share
At January 1, 2020	2,519,294	€12.11	2,066,503	€8.08	79,526	€8.71
Granted	1,049,839	€6.65	910,047	€4.64		€—
Over-performance	677,944	€11.52	—	€—		€—
Vested	(1,458,985)	€11.52	(589,655)	€7.50	(46,614)	€8.94
Forfeited	(193,765)	€10.94	(154,984)	€7.37		€—
At December 31, 2020	2,594,327	€10.17	2,231,911	€6.88	32,912	€8.39
Granted (A)	614,555	€21.84	534,499	€13.90	—	€—
Over-performance (B)	526,551	€15.31	—	€—	—	€—
Vested	(1,161,718)	€15.31	(520,064)	€10.27	(32,912)	€8.39
Forfeited (C)	(47,188)	€10.29	(97,347)	€7.17	—	€—
At December 31, 2021	2,526,527	€11.71	2,148,999	€7.79	—	€—
(A)For PSUs, the number of potential shares granted is presented using a vesting multiplier of 100%.
(B)When the achievement of TSR performance exceeds the vesting multiplier of 100%, the additional potential shares are presented as over-performance shares.
(C)For potential shares related to PSUs, 47,188 were forfeited following the departure of certain beneficiaries and none were forfeited in relation to the non-fulfilment of performance conditions.
Antidilutive potential ordinary shares
For the year ended December 31, 2020, there were 6,402,289 potential ordinary shares that could have had a dilutive impact but were considered antidilutive due to negative earnings.

NOTE 30 - SUBSIDIARIES AND AFFILIATES
The following Group’s affiliates are legal entities included in the Consolidated Financial Statements of the Group at December 31, 2021. All entities are consolidated except for Rhenaroll which is accounted for under the equity method.

Entity	Country	% Group Interest
Cross Operating Segment
Constellium Singen GmbH (AS&I and P&ARP)	Germany	100%
Constellium Valais S.A. (AS&I and A&T)	Switzerland	100%
AS&I
Constellium Automotive USA, LLC	U.S.	100%
Constellium Engley (Changchun) Automotive Structures Co Ltd.	China	54%
Constellium Extrusions Decin S.r.o.	Czech Republic	100%
Constellium Extrusions Deutschland GmbH	Germany	100%
Constellium Extrusions Landau GmbH	Germany	100%
Constellium Extrusions Burg GmbH	Germany	100%
Constellium Extrusions France S.A.S.	France	100%
Constellium Extrusions Levice S.r.o.	Slovakia	100%
Constellium Automotive Mexico, S. DE R.L. DE C.V.	Mexico	100%
Constellium Automotive Mexico Trading, S. DE R.L. DE C.V.	Mexico	100%
Astrex Inc	Canada	50%
Constellium Automotive Zilina S.r.o.	Slovakia	100%
Constellium Automotive (Nanjing) Co. Ltd.	China	100%
Constellium Automotive Spain SL	Spain	100%
Constellium UK Limited	United Kingdom	100%
A&T
Constellium Issoire S.A.S.	France	100%
Constellium Montreuil Juigné S.A.S.	France	100%
Constellium China	China	100%
Constellium Japan KK	Japan	100%
Constellium Rolled Products Ravenswood, LLC	U.S.	100%
Constellium Ussel S.A.S.	France	100%
AluInfra Services SA (A)	Switzerland	50%
P&ARP
Constellium Deutschland GmbH	Germany	100%
Constellium Rolled Products Singen GmbH & Co. KG	Germany	100%
Constellium Neuf Brisach S.A.S.	France	100%
Constellium Muscle Shoals LLC	U.S.	100%
Constellium Holdings Muscle Shoals LLC	U.S.	100%
Constellium Muscle Shoals Funding II LLC	U.S.	100%
Constellium Muscle Shoals Funding III LLC	U.S.	100%
Constellium Metal Procurement LLC	U.S.	100%
Constellium Bowling Green LLC	U.S.	100%
Rhenaroll	France	50%
Holdings & Corporate
C-TEC Constellium Technology Center S.A.S.	France	100%
Constellium Finance S.A.S.	France	100%

Constellium France III	France	100%
Constellium France Holdco S.A.S.	France	100%
Constellium International	France	100%
Constellium Paris S.A.S.	France	100%
Constellium Germany Holdco GmbH & Co. KG	Germany	100%
Constellium Germany Verwaltungs GmbH	Germany	100%
Constellium US Holdings I, LLC	U.S.	100%
Constellium US Intermediate Holdings LLC	U.S.	100%
Constellium Switzerland AG	Switzerland	100%
Constellium Treuhand UG (haftunsgbeschränkt)	Germany	100%
Engineered Products International S.A.S.	France	100%
(A)AluInfra Services SA, the joint venture created with Novelis in July 2018, is consolidated as a joint operation and is immaterial to the Group Consolidated Financial Statements.

NOTE 31 - PARENT COMPANY INFORMATION
The parent company only financial information of Constellium SE, presented below, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as endorsed by the European Union. Accounting policies adopted in the preparation of this condensed parent company only financial information are the same as those adopted in the consolidated financial statements and described in NOTE 2 - Summary of Significant Accounting Policies, except that the cost method has been used to account for investments in subsidiaries.
Statement of Financial Position of Constellium SE (parent company only).

	At December 31,
(in millions of Euros)	2021	2020
Assets
Current assets
Cash and cash equivalents	—	—
Trade receivables and other	200	172
Other financial assets	26	34
	226	206
Non-current assets
Property, plant and equipment	—	—
Financial assets	1,780	2,011
Investments in subsidiaries	187	173
Trade receivables and other	29	38
Deferred income tax assets	18	15
	2,014	2,237
Total Assets	2,240	2,443

Liabilities
Current liabilities
Trade payables and other	6	6
Income tax payable	13	13
Other financial liabilities	22	30
	41	49
Non-current liabilities
Borrowings	1,670	1,901
Income tax payable	83	77
	1,753	1,978
Total Liabilities	1,794	2,027

Equity
Share capital	3	3
Share premium	429	429
Accumulated retained earnings	(84)	(116)
Other reserves	82	68
Net income	16	32
Total Equity	446	416
Total Equity and Liabilities	2,240	2,443

Statement of Comprehensive income of Constellium SE (parent company only).

	Year ended December 31,
(in millions of Euros)	2021	2020	2019
Revenue	23	3	3
Gross profit	23	3	3
Selling and administrative expenses	(36)	(14)	(19)
Employee benefit expenses	(4)	(3)	(3)
Loss from recurring operations	(17)	(14)	(19)
Other income	—	—	—
Other expense	—	—	(3)
Loss from operations	(17)	(14)	(22)
Financial result - net	7	31	41
(Loss) / income before tax	(10)	17	19
Income tax benefit	26	15	18
Net income	16	32	37
Other comprehensive income / (loss)	—	—	—
Total comprehensive income	16	32	37

Statement of Cash Flows of Constellium SE (parent company only)

	Year ended December 31,
(in millions of Euros)	2021	2020	2019
Net income	16	32	37
Adjustments
Finance cost - net	(7)	(31)	(41)
Dividends received	—	—	—
Income tax benefit	(26)	(15)	(18)
Change in working capital
Trade receivables and other	—	(2)	27
Trade payables and other	1	—	2
Interest paid	(100)	(114)	(115)
Interest received	114	139	143
Income tax received	7	18	50
Net cash flows from operating activities	5	27	85
Investments in subsidiaries	—	—	—
Current account with subsidiaries and related parties	3	29	(135)
Loans granted to subsidiaries and related parties	(892)	(290)	—
Repayment of loans granted to subsidiaries and related parties	1,241	150	150
Net cash flows from / (used in) investing activities	352	(111)	15
Proceeds from issuance of Senior Notes	712	290	—
Repayment of Senior Notes	(1,041)	(200)	(100)
Payment of exit fees	(15)	—	—
Payment of deferred financing costs	(13)	(6)	—
Realized foreign exchange gains / (losses)	—	—	—
Net cash flows (used in) / from financing activities	(357)	84	(100)
Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents - beginning of year	—	—	—
Cash and cash equivalents - end of year	—	—	—
As at December 31, 2021, there were no material contingencies at Constellium SE.
A description of Constellium SE's parent company only borrowings and related maturity dates is provided in NOTE 19 - Borrowings. Other financial liabilities represent interest payable on borrowings.
Non-current financial assets represent loans to Constellium International and Constellium France Holdco, and current other financial assets represent related interest receivables.

NOTE 32 - ACQUISITION OF CONSTELLIUM-BOWLING GREEN
Constellium-UACJ ABS LLC was a joint venture in which Constellium held a 51% interest and was created in 2014. The joint venture started its operations in 2016, operating a facility located in Bowling Green, Kentucky and supplying aluminium sheet to the North American automotive industry. At the creation date, we determined that, under the terms of the joint venture agreement, we did not control Constellium-UACJ ABS LLC because our existing rights associated with the decision-making process did not give us the ability to direct the relevant activities of the joint venture unilaterally and as a result, Constellium did not have power over the joint venture until January 10, 2019.
The acquisition of 49% of Constellium-UACJ ABS LLC was completed on January 10, 2019, and strengthened our position in the North American Auto Body Sheet market. The entity was renamed Constellium Bowling Green LLC ("Bowling Green") and has consolidated since 2019.
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
Property, Plant and Equipment, Inventories and Borrowings were remeasured at fair value. The €24 million of goodwill is the result of expected synergies and is amortized over 15 years for tax purposes.
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
NOTE 33 - SUBSEQUENT EVENTS
No subsequent events identified.