Form 20-F
period 2022-12-31
CONSTELLIUM SE
filed 2023-03-14
CIK 1563411

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
For the fiscal year ended December 31, 2022
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
144,301,592 Ordinary Shares, Nominal Value €0.02 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒  Yes ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes     ☒  No
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
•The price volatility of energy costs may adversely affect our profitability.
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
•The loss of certain members of our senior management team or other key employees may have a material adverse effect on our operating results.
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
We are engaged in a highly competitive industry and compete in the production and sale of rolled and extruded aluminium products with a number of other producers, some of which are larger and have greater financial and technical resources than we do. As a result, these competitors may have an advantage over us in their abilities to research and develop technology, pursue acquisitions, investments and other business opportunities, market and sell their products and services, capitalize on market opportunities, enter new markets and withstand business interruptions, pricing reductions, or adverse industry or economic conditions. In addition, producers with a lower cost basis may, in certain circumstances, have a competitive advantage. Further, a current or new competitor may add or build new capacity, which could increase competitive pressure in our markets. New competitors could emerge within aluminium, steel or other materials, that may seek to compete in our industry. Emerging or transitioning markets in regions with abundant natural resources, low-cost labor and energy, and lower environmental and other standards may pose a significant competitive threat to our business. Moreover, technological innovation is important to our customers who require us to lead or keep pace with new innovations to address their needs. If we do not compete successfully, our market share, sales volumes and financial position may be negatively impacted.
Aluminium may become less competitive with alternative materials, which could reduce our sales volumes, or lower our selling prices.
Our offerings compete with products made from other materials, such as steel, glass, plastics and composite materials, for various applications. Higher aluminium prices relative to alternative materials tend to make aluminium products less competitive. Environmental and other regulations may also make our products less competitive as compared to materials that are subject to fewer regulations. Customers in our end-markets use and continue to evaluate the further use of alternative materials to aluminium in order to reduce the weight and increase the efficiency of their products. The willingness of customers to accept substitutions for aluminium, or the ability of large customers to exert leverage in the market to reduce the pricing for our aluminium products, could materially adversely affect our financial position, results of operations and cash flows.
A significant portion of our revenue is derived from international operations, which exposes us to certain risks inherent in doing business globally.
We are a global company with our head office in Paris, France, with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, China, Spain, Canada and Mexico, and we sell our products primarily across Europe, North America and Asia. Economic downturns in regional and global economies, or a prolonged recession in our principal industry segments, have had a negative impact on our operations in the past by reducing overall demand of our products, and could have a negative impact on our future financial condition or results of operations. Similarly, geopolitical conditions including wars, such as the Russian war on Ukraine, terrorist acts and tensions between states can affect the normal and peaceful course of international relations, and can have an adverse impact on the economy and our financial condition.
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
•high rates of, excessive, or sustained inflation;
•differing protections for intellectual property and their enforcement;
•divergent environmental laws and regulations;
•significant supply/demand imbalances impacting our industry;
•public health crises, epidemics and pandemics, such as COVID-19;
•uncertain social, political, regulatory, or trade conditions (e.g. U.K. Brexit; U.S. duties, tariffs, sanctions and trade negotiations) and potential retaliatory measures by any negatively impacted countries;
•international conflict, terrorist attacks, armed conflict and wars; and
•sustained economic downturns regionally and globally.
The occurrence of any of these events could cause our costs to rise, limit growth opportunities, have a negative effect on our operations and financial results, as well as on our ability to plan for future periods. Similarly, if any of our customers or suppliers are similarly impacted, we could be indirectly impacted and our operations and financial results could be adversely affected. In addition, any of the above events may be heightened due to the ongoing Russian war on Ukraine and resulting armed and international conflict. The duration and consequences of such conflict and war are uncertain and unpredictable, and we may not be able to adequately foresee events that could disrupt, and have a negative impact on our operations. Moreover, the continuation of this armed conflict is likely to contribute to further instability in the global economy, financial markets and supply chains.
The price volatility of energy costs may adversely affect our profitability.
Our operations use natural gas and electricity, which represent the fourth largest component of our cost of sales, after metal, labor costs, and depreciation. We typically purchase the majority of our natural gas and electricity requirements on a forward basis under fixed price commitments or long-term contracts with suppliers which provides increased visibility on costs. However, the volatility in costs of fuel, principally natural gas, and other utility services used by our manufacturing facilities affects operating costs. Fuel and utility prices are affected by factors outside our control, such as supply and demand in both local and regional markets as well as governmental regulation, imposition of taxes on energy and costs associated with CO2 emissions, which costs could be significantly impacted during times of economic and political instability. The price exposure of our energy requirements has been negatively impacted since late 2021 when the energy crisis in Europe began, has been further affected by the Russian war on Ukraine and related reductions in natural gas flows from Russia to Europe, and is expected to continue in the future. As a significant purchaser of energy, existing and future regulations relating to the emissions by our energy suppliers could result in materially increased energy costs for our operations, which we may be unable to pass-through to our customers. Although we have secured a good part of our natural gas and electricity supply under fixed price commitments or annual or multi-year contracts with suppliers, future increases in fuel and utility prices, or disruptions in energy supply, as we have experienced, may have an adverse effect on our financial position, results of operations and cash flows.
If we are unable to substantially pass through to our customers the cost of price increases of our raw materials, which may be subject to volatility, our profitability could be adversely affected.
Prices for the raw materials we require are subject to continuous volatility and may increase from time to time, as we are currently experiencing. The overall price of primary aluminium consists of several components: (1) the underlying base metal component, which is typically based on quoted prices from the London Metal Exchange (“LME”); (2) the regional premium, which represents an incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States or the Rotterdam premium for metal sold in Europe); and (3) the product premium, which represents a separate incremental price for receiving physical metal in a particular shape (e.g., billet, slab, rod, etc.), alloy, or purity. Each of these three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, including the global supply and demand of aluminium. Regional premiums tend to vary based on the supply and demand for metal in a particular region, changes in tariffs and associated warehousing and transportation costs. Product premiums generally are a function of supply and demand as well as production and raw material costs for a given primary aluminium shape and alloy combination in a particular region. Raw materials used in our products include alloying elements, such as magnesium, manganese, silicon, zinc or copper. Prices for these alloying elements are subject to constant volatility and, as we continued to experience in 2022, may increase significantly from time to time.
Sustained high raw material prices, increases in raw material prices, the inability to meaningfully hedge our exposure to such prices, or the inability to pass-through any fluctuation in regional premiums, product premiums or other raw material costs to our customers, could have a material adverse effect on our business, financial condition, and results of operations and cash flow. In addition, although our sales are generally made on a “margin over metal (aluminium) price” basis, if aluminium prices increase, we may not be able to pass on the entire increase to our customers. There could also be a time lag between when changes in metal prices under our purchase contracts are effective and the point when we can implement corresponding changes under our sales contracts with our customers. As a result, we may be exposed to the effects of fluctuations in raw material prices, including aluminium, due to time lag. Further, although most of our contracts allow us to substantially pass-through aluminium prices to our customers, we have certain contracts that are based on fixed pricing, where pass-through is not available. Similarly, in certain contracts we may have ineffective pass through mechanisms related to regional premium fluctuation and fluctuations in raw material cost, such as alloying elements. We attempt to mitigate these risks through hedging and by improving the pass-through mechanisms, but we may not be able to successfully reduce or eliminate all of the resulting impact, including higher operating costs, which could have a material adverse effect on our financial results and cash flows.
Widespread public health pandemics, including COVID-19, or any major disruption, could have a material and adverse effect on our business, financial condition and results of operations.
Any public health pandemic and other disease outbreak in countries where we, our customers or our suppliers operate could have a material and adverse effect on our business, financial conditions and results of operations. COVID-19 affected our operations globally. As a result of this pandemic and resulting disruptions in production and operations at both our facilities and those of our customers, our sales and operating margins were negatively affected, which adversely impacted our revenues and operating margins. In response to the COVID-19 pandemic and remaining impact, we adjusted operating levels at our manufacturing sites, including implementing temporary workforce reductions and other cost cutting measures, to match the demand from our customers. Our operating results and financial condition may also be materially adversely affected by laws, regulations, orders or other governmental or regulatory actions addressing the COVID-19 pandemic, or any future outbreaks or resurgence, that place restrictions on, or require us to make changes to, our operations.
With respect to our suppliers, disruptions resulting from the COVID-19 pandemic resulted in cancellations or delays and increased transport times for delivery of materials to our facilities, which affected our ability to timely manufacture and ship our products to customers. If such difficulties were to resurface and continue, we may need to seek alternate suppliers, which may be more expensive, may not be available or may result in delays in shipments to us and subsequently to our customers. Alternatively, suppliers may require that we take metal in excess of our needs based on our reduced operating rates, which could negatively affect our financial position. Decreases in our operating levels may also have implications for our hedging strategy which could adversely impact our financial results.
The nature and extent of COVID-19’s continuing impact on the global economy, our business, financial condition and results of operations is beyond our control, and depends on various uncertain factors, including the duration and severity of continued outbreaks, the possibility of new outbreaks, vaccination levels, the success of vaccines, other preventative measures or treatments, and the actions to contain or treat its impact, including any quarantine orders, business restrictions and closures and other similar restrictions and limitations. The foregoing and other continued disruptions to our business as a result of the COVID-19 pandemic, as well as any global recession resulting from the impact of COVID-19, could materially adversely affect our business, financial condition and results of operations. In addition, if there are gaps in our management systems designed to effectively respond to the COVID-19 pandemic, or any major disruptions such as future pandemics or other business and operational interruptions, including those relating to natural disasters, severe weather conditions, supply or logistics disruptions and shortages, excessive inflation, increasing costs for energy, temporary plant and/or power outages, information technology systems and network disruptions and cyber-security breaches, terrorist attacks, armed conflict, war, fires, floods or other catastrophic events, our operations or those of our customers and suppliers, and our financial performance could be adversely impacted.
The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries could adversely affect our financial condition and results of operations.
Our end markets are cyclical and tend to directly correlate with changes in general and local economic conditions. These conditions include the level of economic growth, affordable energy sources, employment levels, the availability of financing, interest rates, consumer confidence and housing demand. We are particularly sensitive to cyclicality in the aerospace, automotive, defense, industrial and transportation end-markets. During recessions or periods of low growth, these industries typically experience major cutbacks in production, resulting in decreased demand for aluminium products. This leads to significant fluctuations in demand and pricing for our products and services. Because our operations are capital intensive and we generally have high fixed costs and may not be able to reduce costs and production capacity on a sufficiently rapid basis, our near-term profitability may be significantly affected by decreased processing volumes. Customer demand is also affected by holiday seasons, seasonal slowdowns, weather conditions, economic downturns and other factors beyond our control. Accordingly, cyclical fluctuations and seasonality, reduced demand and pricing pressures may significantly reduce our profitability and materially adversely affect our financial condition, results of operations and cash flows.
We may be unable to execute and timely complete our expected capital investments, or may be unable to achieve the anticipated benefits of such investments.
Our operations are capital intensive. We may not generate sufficient operating cash flows and our external financing sources may not be available in sufficient amounts to enable us to make anticipated capital expenditures, or to complete them on a timely basis. If we are unable to, or determine not to, complete our expected investments, or such investments are delayed, we will not realize the anticipated benefits of such investments. In addition, if we are unable to make investments for upgrades and repairs or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, operational disruptions, reduced production capacity, and other competitive factors. Customer demand for our products produced on new investments may be slow to materialize, and new equipment may not perform to our expectations. These factors could adversely affect our results of operations.
 We may fail to implement or execute our business strategy, successfully develop and implement new technology initiatives and other strategic investments.
Our future financial performance and success depend in large part on our ability to successfully implement and execute our business strategy, including investing in high-return opportunities in our core markets, focusing on higher-margin, technologically advanced products, differentiating our products, expanding our strategic relationships with customers, containing our costs, and executing on our manufacturing productivity improvement programs. Any inability to execute on our strategy could reduce our expected earnings and could adversely affect our operations overall.
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
Climate change has become a focus globally and has led to new and proposed legislative and regulatory initiatives. New or revised laws and regulations in this area could directly and indirectly affect us, our customers and suppliers, including by increasing the costs of production or impacting demand for certain products, which could result in an adverse effect on our financial condition, results of operations and cash flows. Compliance with any new or more stringent laws or regulations or stricter interpretations of existing laws, could require additional expenditures by us or our customers or suppliers. We rely on natural gas, electricity, fuel oil and transport fuel to operate our facilities. We are also subject to environmental reviews, investigations and remediation by relevant governmental authorities from time to time. Any scrutiny or increased costs of these energy sources in response to new laws and regulatory requirements could be passed through to us, our customers and suppliers, which could also have a negative impact on our financial condition and profitability.
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
We rely on our IT systems to effectively manage and operate our business, including such processes as data collection, accounting, financial reporting, communications, supply chain, order entry and fulfillment, other business processes, and in operating our equipment. The failure of our IT systems to perform efficiently could disrupt our business and could result in transaction errors, processing inefficiencies, limited equipment utilization, and the loss of sales and customers, causing our business and financial results to suffer. A failure in, or breach of, our IT systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses. As cyber threats continue to evolve, we are expending additional resources to continue to enhance our information security measures and be able to investigate and promptly remediate any information security vulnerabilities. Information security risks have grown in recent years because of the proliferation of new technologies and the sophistication and high level of activity of perpetrators of cyber-attacks, particularly during periods of domestic and international conflict. Moreover, with increased remote working since the start of the COVID-19 pandemic, we have greater dependency on remote equipment and connectivity infrastructure to access critical business systems that may be subject to failure, disruption or unavailability, and increases our exposure to security breaches. Any of these events could negatively impact our operations. We did not have any significant security incidents or intrusions in 2022 that adversely impacted our systems or business.
We continuously evaluate our IT systems and security processes, including conducting third party security assessments. We continue to make investments and adopt measures designed to enhance our protection, detection, response, and recovery capabilities, and to mitigate potential risks to our technology, products, services and operations from potential cyber-attacks. However, given the unpredictability, nature and scope of cyber-attacks, it is possible that potential vulnerabilities could go undetected for an extended period. We, and our suppliers, could potentially be subject to operational disruption to our respective information systems, which could cause production downtime, operational delays or outages, other adverse impacts on our operations or ability to provide products and services to our customers, the compromise of confidential or otherwise protected information, misappropriation, destruction or corruption of data (including customer and order data), security breaches, other manipulation or improper use of our or third-party systems, networks or products. We are also facing supply chain issues with IT equipment due to the global chip shortage and general logistics issues which started with COVID-19. We are well stocked with backup and spare equipment, but there is increased risk that in the event of a critical network switch break down as an example, we may not have adequate or timely replacements. Any of the aforementioned events could lead to financial losses from remedial actions, loss of business or potential liability, and/or damage our reputation, which could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

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
Some additional factors that could adversely impact our ability to meet our customer requirements and demand, or changing market conditions include:
•making substantial capital investments to repair, maintain, upgrade, and expand our facilities and equipment. Notwithstanding our ongoing plans and investments to increase our capacity, we may not be able to expand our production capacity quickly enough to meet our customer requirements;
•unplanned business interruptions caused by events such as explosions, fires, inclement weather, natural disasters, pandemics, economic and political instability and unrest, wars, accidents, equipment failure and breakdown, IT systems and process failures, electrical blackouts or outages, transportation and, global and regional supply interruptions. Any such disruption at one or more of our manufacturing facilities could cause substantial losses or delays in our production capacity, increase our operating costs and have a negative financial impact on the Company and our customers. Business and operational interruptions may also harm our reputation among actual and potential customers, and the reputation of our customers;
•qualification of our products by our customers which can be lengthy and unpredictable as many of these customers have extensive sourcing and qualification processes, and require substantial time and financial resources, with no certainty of success or recovery of our related expenses and investments. Failure to qualify or re-qualify our products may result in us losing such customers or customer contracts; and
•implementing manufacturing processes in new locations, or for new equipment or newly introduced products, may experience difficulties, including operational and manufacturing disruptions, delays or other complications, which could adversely affect our ability to timely launch or ramp-up productions and serve our customers.
If these or any other similar manufacturing or quality failures occur, they could result in losses or product recalls, customer penalties, contract cancellation and product liability exposure. Further, they could adversely affect product demand, result in negative publicity, damage our reputation and could lead to loss of customer confidence in our products, which could have a material adverse impact on our business, financial position and results of operations.
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
Some of our customer contracts and related arrangements are subject to renewal, renegotiation or re-pricing at periodic intervals or upon changes in competitive and regulatory supply conditions, provide termination rights to our customers, or may have provisions that may become less favorable to us over time. If we fail to successfully renew or renegotiate these contracts or arrangements, negotiate improved terms, or if we are not successful in replacing business lost from such customers, then our results of operations, financial condition and cash flows could be materially adversely affected. Similarly, any material deterioration in, or termination of, these customer relationships could result in a reduction or loss in sales volume or revenue which could materially adversely affect our results of operations, financial condition and cash flows.
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
Customers in our end-markets, including the packaging, automotive, and aerospace sectors, may consolidate and grow in a manner that could affect their relationships with us. For example, if our customers become larger and more concentrated, they could exert financial pressure on all suppliers, including us. Accordingly, our ability to maintain or raise prices in the future may be limited, including during periods of raw material and other cost increases. If we are forced to reduce prices or maintain prices or reduce volumes of production during periods of increased costs, or if we lose customers because of consolidation, pricing or other methods of competition, our financial position, results of operations and cash flows may be adversely affected. If as a result of consolidation in our industry, our competitors are able to exert financial pressure on suppliers, obtain more favorable terms or otherwise take actions that could increase their competitive strengths, our competitive position may be materially adversely affected.
We are dependent on a limited number of suppliers for a substantial portion of our aluminium supply and a failure to successfully renew or renegotiate our agreements with our suppliers, or supply interruptions, may adversely affect our results of operations, financial condition and cash flows.
Our ability to produce competitively priced aluminium products depends on our ability to procure competitively priced aluminium in a timely manner and in sufficient quantities to meet our production needs. We have supply arrangements with a limited number of suppliers for aluminium. Increasing aluminium demand levels and reduced availability have caused regional supply constraints in the industry, and further increases in demand and capacity limitations could exacerbate these issues, particularly during periods of economic and political instability. We maintain annual and multi-year contracts for a majority of our supply requirements and depend on annual and spot purchases for the remainder of such requirements. There can be no assurance that we will be able to renew, or obtain replacements for such contracts when they expire on favorable terms, or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities on a timely basis, our production may be disrupted, and we could be forced to purchase primary metal or other raw materials from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us, and could also impact our overall sustainability targets. An interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. Moreover, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements.
We depend on aluminium scrap for our operations and acquire our scrap inventory from numerous sources. Our suppliers generally are not bound by long-term contracts and have no obligation to sell aluminium scrap to us. As an example, a decrease in the supply of used beverage containers (UBCs) could negatively impact our supply of aluminium. In addition, when using recycled material, we benefit from the difference between the price of primary aluminium and aluminium scrap. Consequently, if this difference narrows for a considerable period of time or if an adequate supply of aluminium scrap is not available to us, we would be unable to recycle metals at desired volumes and our results of operations, financial condition and cash flows could be materially adversely affected.
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
We may be exposed to fraud, misconduct, corruption or other illegal activity by our employees, independent contractors, consultants, commercial partners, and vendors. Despite the internal controls and the policies and procedures we have developed and implemented to ensure strict compliance with anti-bribery, anti-money laundering, anti-corruption and other laws, violations or misconduct by these parties could include intentional, reckless and negligent conduct, which can be difficult to detect and such policies and procedures may not be effective in all instances to prevent these actions. In addition, regulators and enforcement agencies continue to devote greater resources to the enforcement of the Foreign Corrupt Practices Act, Loi Sapin II, and other anti-money laundering laws and anti-corruption laws.
Any determination of fraud or violation of laws in any jurisdictions in which we do business, could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions, securities litigation and reputational damage, any of which could adversely affect our business, financial position or results of operations.

The loss of certain members of our senior management team or other key employees may have a material adverse effect on our operating results.
Our success depends, in part, on the efforts of our senior management and other key employees. These individuals, including our Chief Executive Officer and Chief Financial Officer, possess sales, marketing, engineering, technical, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers or other key employees, or the cost of labor significantly increases, our ability to operate and expand our business, improve our operations, develop new products, and, as a result, our financial condition and results of operations, may be adversely affected. Moreover, the hiring of qualified individuals is highly competitive in our industry, which is exacerbated by continuing labor shortages, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees. Further, the failure to retain or provide adequate succession plans for key personnel could adversely affect our operations and competitiveness.
We could experience labor disputes and work stoppages, or be unable to renegotiate collective bargaining agreements, which could disrupt our business and have a negative impact on our financial condition and results of operations.
A significant number of our employees are represented by unions or equivalent bodies or are covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Although we believe that we will be able to successfully negotiate new collective bargaining agreements when the current agreements expire, these negotiations may not prove successful, and may result in a significant increase in the cost of labor, or may break down and result in the disruption or cessation of our operations. In addition, from time to time, we may experience labor disputes and work stoppages at our facilities generally, and at times in connection with collective bargaining agreement negotiations. Reasons for stoppages include disapproval of governmental measures, solidarity with a dismissed employee, wage claims, protests against working conditions and/or strikes. These disruptions can have a duration ranging from hours to weeks. Existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities. Any such stoppages or disturbances may adversely affect our financial condition and results of operations by limiting plant production, sales volumes, profitability and operating costs.
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
We purchase and sell forwards, futures and, from time to time, options contracts as part of our efforts to reduce our exposure to changes in currency exchange rates, aluminium prices and other raw materials and energy prices. If we are unable to enter into such derivative instruments to manage those risks due to the cost or availability of such instruments or other factors, or if we are not successful in passing through the costs of our risk management activities, our results of operations, cash flows and liquidity could be adversely affected. Our ability to realize the benefit of our hedging program is dependent upon many factors, including factors that are beyond our control. For example, our foreign exchange hedges are scheduled to mature on the expected payment date by the customer; therefore, if the customer fails to pay an invoice on time and does not warn us in advance, we may be unable to reschedule the maturity date of the foreign exchange hedge, which could result in an outflow of foreign currency that will not be offset until the customer makes the payment. We may realize a gain or a loss in unwinding such hedges. In addition, our metal-price hedging program depends on our ability to match our monthly exposure to sold and purchased metal, which can be made difficult by seasonal variations in metal demand, unplanned changes in metal delivery dates by either us, our suppliers, or by our customers and other disruptions to our inventories. We may also be exposed to losses if the counterparties to our derivative instruments fail to honor their agreements.
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
In addition, due to the size and nature of our business, we are subject to ongoing reviews by tax authorities on various tax matters, including challenges to positions we assert on our income tax and withholding tax returns. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws and regulations and how the tax authorities and courts view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and updated over time. Any material adverse review could impact our financial position and results of operations.

LEGAL, GOVERNANCE AND COMPLIANCE RISKS
Significant legal proceedings and investigations, proprietary claims, regulatory and compliance costs, including on environmental matters, could increase our operating costs and adversely affect our financial condition and results of operations.
We may from time-to-time be involved in, or be the subject of, disputes, proceedings and investigations with respect to a variety of matters, including matters related to personal injury, product liability and warranty claims, intellectual property rights or defending claims of infringement, employees, taxes, contracts, anti-competitive or anti-corruption practices as well as other disputes and proceedings that arise in the ordinary course of our business. It could be costly to address these claims or any related investigations, whether meritorious or not, and if found liable, we could be required to pay substantial monetary damages. Legal proceedings and investigations could also divert management’s attention as well as operational resources, adversely affecting our financial position, results of operations, cash flows, and reputation.
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

Our operations are subject to international, national, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. At December 31, 2022, we had close down and environmental remediation costs provisions of €86 million. Future environmental regulations, requirements or more aggressive enforcement of existing regulations could impose stricter compliance requirements on us and on the industries in which we operate, such as legislative efforts to limit greenhouse gas emissions, including carbon dioxide. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance.
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
If we were to lose or relinquish our status as a foreign private issuer, our regulatory and compliance costs could be significantly more than the costs we currently incur. We would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (the “SEC”), including proxy statements pursuant to Section 14 of the Exchange Act, which are more detailed and extensive than the forms available to a foreign private issuer, and on a more abbreviated timetable than is applicable to our current SEC filings. In addition, our directors and executive officers would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act and we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements as described above. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business, financial condition and results of operations.
Any shareholder acquiring 30% or more of our voting rights may be required to make a mandatory takeover bid or be subject to claims for damages.
According to the Company’s Articles of Association, any person, acting alone or in concert within the meaning of Article L. 233-10 of the French Commercial Code, who comes into possession, other than following a voluntary takeover bid, directly or indirectly, of more than 30% of the capital or voting rights of the Company, shall launch a takeover bid on all the shares and securities granting access to the shares or voting rights, and on terms that comply with applicable U.S. securities laws, and SEC and NYSE rules and regulations. The same requirement applies to persons, acting alone or in concert, who directly or indirectly own a number between 30% and half of the total number of equity securities or voting rights of the Company and who, in less than twelve consecutive months, increase the holding, in capital or voting rights, by at least 1% of the total number of equity securities or voting rights of the Company.
The rights of our shareholders may be different from the rights of shareholders of U.S. companies and provisions of our organizational documents and applicable law may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their ordinary shares or to make changes in our Board.
Our corporate affairs are governed by the Company’s Articles of Association and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our Board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our Board is required by French law to consider the interests of the Company, its shareholders, its employees and other stakeholders, in all cases with due consideration to the principles of reasonableness and fairness. It is possible that some of these parties could have interests that are different from, or in addition to, your interests as a shareholder.

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

We use a French registered intermediary for the account of our beneficial owners (the “French Intermediary”). If the French Intermediary fails to comply with the French provisions applicable to registered intermediaries (intermédiaires inscrits), and if we are unable to find an appropriate substitute, or if the European Commission no longer considered the NYSE as equivalent to a regulated market as described above, we might not be able to comply with existing French laws regarding the holding of shares in the “au porteur” (bearer) form, and shares would have to be held in “au nominatif” (registered) form. In such case, the Company would need to maintain at all times a register with the name of (and number of shares held by) each shareholder, which could adversely affect the rights of our shareholders, including potentially the right to exercise their voting rights as Company shareholders as only shareholders registered on such register would be entitled to vote.
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
Following the lack of consensus in the negotiations on the directive proposal of 2013, these Member States have agreed to continue the negotiations under a new proposal (the “European FTT”) based on the French financial transaction tax, which would concern the listed shares of European companies whose stock market capitalization exceeds €1 billion as at December 1 of the year preceding the taxation year. According to this new proposal, the applicable tax rate would be a minimum of 0.2%, and primary market transactions would be exempt. This new proposal may be amended before its adoption, the timing of which remains uncertain. Other EU Member States may decide to participate in, and any of the EU Member States mentioned above may decide to withdraw from, this new proposal.
The European FTT could, if introduced in its current form, apply to certain dealings in our ordinary shares (including secondary market transactions) in certain circumstances. The mechanism by which the tax would be applied and collected is not yet known, but if the proposed European FTT or any similar tax is adopted, transactions in our ordinary shares would be subject to higher costs, and the liquidity of the market for our ordinary shares may be diminished.
If dividends were paid by our Company, it is uncertain whether our shareholders would actually obtain the elimination or reduction of the French and/or Dutch domestic dividend withholding tax to which they would be entitled.
General comments on the French and Dutch withholding tax treatment of dividends paid on our ordinary shares are set out under section “Item 10. Additional Information - E - Taxation — Material French Tax Consequences -French dividend withholding tax” and “-Certain Material Dutch Tax Consequences Dutch dividend withholding tax” herein. In accordance with domestic or double tax treaty provisions, shareholders may be entitled to an elimination or reduction of the default French withholding tax, and/or Dutch withholding tax on dividends distributed by the Company (i.e., 15%, 25% respectively, or 75% in the case where the dividends are paid in non-cooperative States or territories within the meaning of article 238-0 A 1, 2 and 2 bis-1° of the French tax code), subject to the French paying agent of the dividends being provided with the required information and documentation relating to the tax status of the shareholders. Numerous intermediaries would be involved in the process of transmitting the relevant information and documentation from our shareholders to the French paying agent in case of distribution of dividends by the Company. As a result, this process may potentially jeopardize the ability for our shareholders to obtain the elimination or reduction of the French or Dutch withholding tax to which they are entitled.
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
Constellium Holdco B.V. (formerly known as Omega Holdco B.V.) was incorporated as a Dutch private limited liability company on May 14, 2010 (incorporated and governed under the Dutch Civil Code). Constellium Holdco B.V. was formed to serve as the holding company for various entities comprising Alcan’s Engineered Aluminum Product business unit, which Constellium acquired from affiliates of Rio Tinto on January 4, 2011 (the “Acquisition”). On May 21, 2013, Constellium Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium N.V. On May 29, 2013, we completed our initial public offering and began trading our shares as Constellium N.V., a Dutch company, on the New York Stock Exchange (the “NYSE”) under the symbol “CSTM”.
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
As of December 31, 2022, we operated 29 manufacturing facilities, 3 R&D centers and 3 administrative centers in Baltimore, Maryland, Paris, France and Zürich, Switzerland. We believe our portfolio of flexible, integrated and strategically located facilities is among the most technologically advanced in the industry and that the significant growth investments we have made now position us well to capture expected demand growth in each of our end markets. It is our view that our established presence in Europe, North America and China combined with more than 50 years of manufacturing experience, quality and innovation, strategically position us to be a leading supplier to our global customer base. The Company had approximately 12,500 employees as of December 31, 2022.
We seek to sell to end-markets that have attractive characteristics for aluminium, including (i) stability through economic cycles as seen in our North American and European packaging businesses, (ii) rigorous and complex technical requirements as seen in our global aerospace and automotive businesses, and (iii) favorable growth fundamentals seen in the packaging, automotive, and transportation markets generally.
We have invested capital not only to maintain the condition of our assets, but also to take advantage of a number of attractive growth opportunities including: (i) Auto Body Sheet capabilities in Muscle Shoals, Alabama, in Bowling Green, Kentucky, in Neuf-Brisach, France, and in Singen, Germany (ii) new Automotive Structures operations in San Luis Potosi, Mexico, in White, Georgia, in Vigo, Spain, and in Zilina, Slovakia and Automotive Structures facility expansions in Gottmadingen and Dahenfeld, Germany and in Van Buren, Michigan (iii) additional extrusion capability in Děčín, Czech Republic and in Singen, Germany, (iv) a new casthouse in Děčín, Czech Republic, (v) a new recycling center in Neuf-Brisach, France, that is currently under construction, and (vi) a number of other incremental growth initiatives across our operations.
Our unique platform has enabled us to develop a diversified customer base and to enjoy long-standing relationships with our largest customers. Our customer base includes market leading firms in packaging, aerospace, and automotive, such as AB InBev, Ball Corporation, Crown Holdings, Inc., Airbus, Boeing, and many premium automotive OEMs, including BMW AG, Mercedes-Benz Group AG, Ford Motor Company and Volkswagen Group. We believe that we are a critical supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers. We believe that this integrated collaboration with our customers for high value-added products reduces substitution risk, supports our competitive position and is difficult to replicate.

For the years ended December 31, 2022, 2021 and 2020, the Company’s key operational and financial metrics were as follows:

	For the years ended December 31,
(in millions of euros, unless otherwise noted)	2022	2021	2020
Shipments (kt)	1,580	1,571	1,431
Revenue	8,120	6,152	4,883
Net income / (loss)	308	262	(17)
Adjusted EBITDA	673	581	465
Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”
References to “tons” throughout this Annual Report are to metric tons.
For information on our Revenue by geographic market, see Note 3 to the Consolidated Financial Statements.
Our Strategy
Our mission is to meet customers’ and society’s need for lightweight, strong and sustainable aluminium products while generating attractive returns for our shareholders.
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

(iii)Optimize Margins and Asset Utilization Through Rigorous Product Portfolio Management
We are highly focused on maximizing the throughput of our facilities to increase the tons per machine hour and profitability per machine hour. We believe there are significant opportunities to do so through rigorous focus on the products we choose to make and optimizing the throughput of these products in our facilities. For example, given our manufacturing configurations, there are certain products that our facilities are better equipped to manufacture. As a consequence, we not only manufacture them more efficiently and at a lower cost, but we also reduce our energy consumption and improve our environmental footprint. This rigor encompasses both the existing portfolio as well as new product development. In addition, we strive to increase our throughput through our investments in asset integrity, and through continuous improvements in our operations such as debottlenecking and optimizing equipment uptime, recovery and mill speed. Finally, we intend to complement these efforts with increased recycling which will strengthen our margins, reduce our dependence on external slab and billet suppliers and enhance the sustainability of our products.
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
(vi)Commit to Our People and Communities
We believe our people are among the best in the industry; this is a competitive strength which allows us to be a leader in our industry. This is why we continuously provide training opportunities to our employees, expanding their skills and competencies as they grow with us. We strive to promote a safe and inclusive environment where everyone is valued, can contribute, and thrive. Lastly, we strive to be socially responsible operators in our communities.
Recent Developments
On February 2, 2023 we completed the divestment of the Ussel plant to French Investment Holding Noe Industries (as indicated in Note 32 of the audited Consolidated Financial Statements).
On February 16, 2023, the Company announced that following Peter Matt’s decision to leave the Company to pursue another career opportunity, Jack Guo will be appointed Chief Financial Officer, effective April 1, 2023.
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
(ii) Aerospace & Transportation (A&T) includes the production of rolled aluminium products and very limited volumes of extruded products in our European and North American facilities. We supply rolled aluminium products in plate and sheet form for the aerospace market and for transportation, industry and defense end-uses.
(iii) Automotive Structures & Industry (AS&I) includes the production of extruded aluminium products and aluminium structural components. We supply technologically advanced structural components for the automotive industry including crash-management systems, body structures, side impact beams and battery enclosures in our European, North American and Chinese facilities. In addition, we fabricate hard and soft aluminium alloy extruded profiles in a number of our other European facilities for a range of high demand industry applications in the automotive, engineering, rail and other transportation end markets.
Table: Overview of Operating Segments (as of December 31, 2022)

	Packaging & Automotive Rolled Products	Aerospace & Transportation	Automotive Structures & Industry

Manufacturing Facilities[1]	• 4 (France, Germany, U.S.)	• 6 (France, Switzerland, U.S.)	• 19 (Canada, China, Czech Republic, France, Germany, Mexico, Slovakia, Spain, Switzerland, U.S.)
Employees	4,100	3,500	4,500
Key Products	• Can stock • Foilstock • Closure stock • Auto Body Sheet • Rolled products for heat exchangers • Specialty reflective sheet (Bright)	• Aerospace plates, sheets and extrusions • Aerospace wing skins • Plate and sheet for transportation, industry and defense applications	• Automotive extruded products • Other extruded products including: •Soft alloys •Hard alloys •Large profiles
Key Customers	• Packaging: AB InBev, Amcor, Ardagh Group, Ball Corporation, Can-Pack, Coca-Cola, Crown Holdings • Automotive: Audi, BMW AG, Mercedes-Benz Group AG, Stellantis, Volkswagen Group	• Aerospace: Airbus, Boeing, Bombardier, Dassault • Transportation, Industry, Defense and Distribution: Amari, Nexter Systems, Ryerson, ThyssenKrupp	• Automotive: Audi, BMW AG, Mercedes-Benz Group AG, Ford Motor Company, Porsche, Stellantis • Rail: CAF, Hitachi, Stadler
Select Key Facilities	• Bowling Green (Kentucky, U.S.) • Neuf-Brisach (France) • Singen (Germany) • Muscle Shoals (Alabama, U.S.)	• Issoire (France) • Ravenswood (West Virginia, U.S.) • Sierre (Switzerland)	• Děčín (Czech Republic) • Gottmadingen (Germany) • Singen (Germany) • Van Buren (Michigan, U.S.)
% of total Revenue (for the twelve months ended December 31, 2022)	57%	21%	22%
% of Adjusted EBITDA[2] (for the twelve months ended December 31, 2022)	49%	32%	22%
1Our 29 manufacturing facilities are located in 27 sites, two of which are shared between two operating segments.
2The difference between the sum of Adjusted EBITDA for our three segments and the Company’s Adjusted EBITDA is attributable to Holdings and Corporate.

The following table presents our shipments by product lines:

(in thousand metric tons)	For the year ended December 31,
	2022	2021	2020
Packaging rolled products	809	833	785
Automotive rolled products	245	228	207
Specialty and other thin-rolled products	35	43	27
Aerospace rolled products	76	53	78
Transportation, industry, and other rolled products	147	153	105
Automotive extruded products	117	115	108
Other extruded products	151	146	121
Total shipments	1,580	1,571	1,431
Packaging & Automotive Rolled Products Operating Segment
In our Packaging & Automotive Rolled Products operating segment, we develop and produce customized aluminium sheet solutions. For the year ended December 31, 2022, approximately 74% of operating segment volume was in packaging rolled products, which primarily includes beverage and food canstock as well as closure stock and foil stock, approximately 23% of operating segment volume was in automotive rolled products, and approximately 3% of operating segment volume was in specialty and other thin-rolled products.
We are a leading European and North American supplier of canstock and the leading worldwide supplier of closure stock. We are also a major player in automotive rolled products for ABS in both Europe and North America, and for heat exchangers in Europe. These products are subject to the exacting requirements and qualification processes of our customers which we believe provides us with a competitive advantage and represents a barrier to entry for new competitors. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive OEMs and global industrial companies. Our customers include AB InBev, Amcor Ltd., Ardagh Group S.A, Ball Corporation, BMW AG, Can-Pack S.A., Coca-Cola, Crown Holdings, Inc., Mercedes-Benz Group AG, Ford Motor Company, Stellantis and Volkswagen Group. Our customer contracts in packaging usually have a duration of three to five years. Our customer contracts in automotive are usually valid for the lifetime of a model, which is typically five to seven years.
We have two integrated rolling operations located in Europe and one in the U.S. Neuf-Brisach, our facility in France, is a fully integrated aluminium recycling, rolling and finishing facility producing both canstock and ABS. Singen, our facility located in Germany, is a rolling and finishing facility specialized in high-margin niche applications. Our Muscle Shoals, Alabama facility is a fully integrated aluminium recycling, rolling and finishing operation producing both canstock and ABS. We also operate a finishing line for ABS in Bowling Green, Kentucky.
The following table summarizes our volume, revenue and Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	For the year ended December 31,
(in millions of euros, unless otherwise noted)	2022	2021	2020
Packaging & Automotive Rolled Products:
Segment Shipments (kt)	1,089	1,104	1,019
Segment Revenue	4,664	3,698	2,734
Segment Revenue (€/ton)	4,281	3,350	2,683
Segment Adjusted EBITDA(1)	326	344	291
Segment Adjusted EBITDA(€/ton)	299	312	286
Segment Adjusted EBITDA margin	7%	9%	11%
__________________
(1)Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Aerospace & Transportation Operating Segment
Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminium and specialty material products with wide applications across the global aerospace, transportation, industry and defense sectors. Approximately 34% of the segment volume for the year ended December 31, 2022 was in aerospace rolled products and approximately 66% was in transportation, industry, defense and other rolled product applications.
We offer a wide range of products including plate, sheet and extrusions products which allow us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our advanced R&D capabilities, extensive recycling capabilities, broad product range, supply-chain solutions and a portfolio of plants across Europe and North America. Our customers are diverse and range from Airbus and Boeing in aerospace to Ryerson, ThyssenKrupp and Nexter Systems in transportation, industry and defense.
We have two integrated rolling operations located in Issoire, France and Ravenswood, West Virginia. These integrated facilities have extensive capabilities that enable us to produce value added products like wide and very thick gauge plates required for certain civil and commercial aerospace programs and a range of transportation, industry and defense applications. In addition, we operate two other sites located in Sierre, Switzerland and Montreuil-Juigné, France. We completed the sale of our Ussel, France operation in February 2023.
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
Additionally, aerospace products are generally subject to long qualification periods. Aerospace production sites are regularly audited by external certification organizations including the National Aerospace and Defense Contractors Accreditation Program (“NADCAP”) and/or the International Organization for Standardization. NADCAP is a cooperative organization of a number of aerospace OEMs that defines industry-wide manufacturing standards. NADCAP appoints private auditors who grant suppliers like Constellium a NADCAP certification, which customers tend to require. New products or alloys are separately certified by the OEM that uses the product. Our sites have been qualified by external certification organizations and our products have been qualified by our customers. We are typically able to obtain qualification within 6 months to one year mainly because: (i) we have an existing range of qualifications including in excess of 100 specifications regarding alloy, temper or shape, due to our long history of working with the main aircraft OEMs, which we can build on to obtain new product qualifications; and (ii) we have invested in a number of capital intensive equipment and R&D programs to be able to qualify to the current industry norms and standards.
The majority of our contracts with our largest aerospace customers have a term of three to ten years, which provides visibility on volumes and profitability. We expect demand for our aerospace products to directly correlate with aircraft backlogs and build rates. As of December 31, 2022, the backlog reported by Airbus and Boeing for commercial aircraft reached 11,817 units on a combined basis.
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

The following table summarizes our volume, revenue and Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	For the year ended December 31,
(in millions of Euros, unless otherwise noted)	2022	2021	2020
Aerospace & Transportation:
Segment Shipments (kt)	223	206	183
Segment Revenue	1,700	1,142	1,025
Segment Revenue (€/ton)	7,619	5,548	5,601
Segment Adjusted EBITDA(1)	217	111	106
Segment Adjusted EBITDA(€/ton)	976	539	580
Segment Adjusted EBITDA margin	13%	10%	10%
__________________
(1)Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”
Automotive Structures & Industry Operating Segment
Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems, body structures, side impact beams and battery enclosure components and (ii) soft and hard alloy extrusions for automotive, transportation, energy and building and construction applications and iii) large profiles for rail and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Approximately 44% of the segment volume for the year ended December 31, 2022 was in automotive extruded products and approximately 56% was in other extruded product applications.
In our automotive structures business, a series of aluminium extrusions are consolidated into a system for specific automotive applications. Due to the unique combination of strength and weight, aluminium extrusions are increasingly favored by our automotive customers. We manufacture automotive structural products for some of the largest European and North American car manufacturers supplying the global market, including Mercedes-Benz Group AG, BMW AG, Volkswagen Group, Stellantis and Ford Motor Company. We believe that we are one of the largest providers of aluminium automotive crash management systems globally. Our automotive structures contracts are typically five to seven years in duration, which usually represents a lifetime of a model.
In our Industry businesses, we serve a broad range of customers across a number of industries including automotive, rail, industrial and other transportation markets in Europe. Our Industry business is tied to contracts that typically last up to one year on average.
We manufacture products for our AS&I segment in 19 facilities located in Canada, China, Czech Republic, France, Germany, Mexico, Slovakia, Spain, Switzerland and U.S. We believe our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic utilize significant amounts of recycled aluminium and help provide security of metal supply. We also produce soft alloy extrusions for customers primarily in Germany and France, with customized solutions for a diverse number of end markets.
We operate a joint venture, Astrex Inc., which produces automotive extruded profiles in Ontario, Canada, for our North American operations, and a joint venture, Engley Automotive Structures Co., Ltd., which produces aluminium crash management systems in China.
We believe that we have strong market positions in our AS&I segment given our R&D and manufacturing capabilities. Led by our partnership with Brunel University, London, United Kingdom, we have developed proprietary alloys and manufacturing technology which enable us to deliver high quality, cost effective products to our extrusion customers and differentiated design, engineering and manufacturing capabilities which accelerate time to market for our automotive customers, and to accelerate time to market.

The following table summarizes our volume, revenue and Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	For the year ended December 31,
(in millions of Euros, unless otherwise noted)	2022	2021	2020
Automotive Structures & Industry:
Segment Shipments (kt)	268	261	229
Segment Revenue	1,861	1,383	1,167
Segment Revenue (€/ton)	6,947	5,292	5,096
Segment Adjusted EBITDA(1)	149	142	88
Segment Adjusted EBITDA(€/ton)	557	545	382
Segment Adjusted EBITDA margin	8%	10%	8%
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
Automotive
Aerospace
Packaging
Specialties
Transportation
Industry
Defense

Rolled and extruded aluminium product prices are based generally on the price of aluminium (which is based on the LME quoted price plus a regional premium) plus a conversion margin (i.e., the margin to convert the aluminium into a semi-finished product). The price of aluminium is not a significant driver of our financial performance because we typically pass through the cost of aluminium either to our customers or the financial market. Instead, the financial performance of producers of rolled and extruded aluminium products, such as Constellium, is driven by the dynamics in the end markets that they serve, their relative positioning in those markets and the efficiency of their industrial operations.
The aluminium rolled products industry is characterized by economies of scale as significant capital investments are required to achieve and maintain technological capabilities and demanding customer qualification standards. The service and efficiency demands of large customers have encouraged consolidation among suppliers of aluminium rolled products.
The aluminium extruded products industry is relatively fragmented and generally more regional. The business also requires significant capital investments in order to achieve and maintain technological capabilities and meet demanding customer qualification standards.
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
There are two main sources of input aluminium metal for our rolled or extruded products:
•Slabs or billets we cast from a combination of primary and recycled aluminium. The primary aluminium is typically in the form of standard ingots. The recycled aluminium comes either from scrap from fabrication processes, or from recycled end products in their end of life phase, such as used beverage cans.
•Slabs or billets purchased from smelters or metal trading companies.
Primary aluminium, sheet ingot and extrusion billets can generally be purchased at prices set on the LME plus a premium that varies by geographic region on delivery, alloying material, form (ingot or molten metal) and purity.
Recycled aluminium is also tied to LME pricing (typically sold at a discount to LME price and regional premium). Aluminium is infinitely recyclable and recycling aluminium requires only approximately 5% of the energy required to produce primary aluminium. As a result, in regions where aluminium is widely used, manufacturers and customers are active in setting up collection processes in which used beverage cans and other end-of-life aluminium products are collected for remelting at purpose-built plants. Manufacturers may also enter into agreements with customers who sell them recycled process material, which is then re-melted and rolled into the same product again.
Aluminium Rolled Products Overview
The rolling process consists of passing aluminium through a hot-rolling mill and then transferring it to a cold-rolling mill, which gradually reduces the thickness of the metal down to approximately 6 mm for plates and to approximately 0.2-6 mm for sheet.
Aluminium rolled products, including sheet, plate and foil, are semi-finished products that provide the raw material for the manufacture of finished goods ranging from packaging to automotive body panels to fuselage sheet to aircraft wing parts. The packaging industry is a major consumer of sheet and foil for making beverage cans, foil containers and foil wrapping. Sheet is also used extensively in transportation applications for airframes, automobiles, trucks and rail vehicles, in marine applications, including offshore platforms, and the hulls of boats and in building applications for roofing and siding. Plate is used for airframes, military vehicles, ships and other large vessels, bridges, and as tooling plate for the production of plastic products. Foil applications outside packaging include electrical equipment, insulation for buildings and foil for heat exchangers.
The following chart illustrates expected global demand for aluminium rolled products according to CRU International Limited (“CRU”). The compound annual growth rate (“CAGR”) between 2022 and 2027 for the flat rolled products market is expected to be 3.8% according to CRU.

Projected Aluminium Flat Rolled Products Demand (in kt)
Source: CRU International Ltd., Aluminium Rolled Products Market Outlook November 2022
(Asia Pacific includes Japan, China, India, South Korea, Australia, Middle East and other Asia. Other includes Central and South America, and Africa)
Aluminium Extrusions and Automotive Structures Overview
Aluminium extrusion is a technique used to transform aluminium billets into objects with a defined cross-sectional profile for a wide range of uses. In the extrusion process, a heated aluminium billet is forced through a die. Extrusions can be manufactured in many sizes and in almost any shape. The extrusion process makes the most of aluminium’s unique combination of physical characteristics. Its malleability allows it to be easily cast and machined. Aluminium is one-third the density of steel but has the same stiffness, so the resulting products offer strength and stability, particularly when alloyed with other metals.
Extruded profiles can be produced in solid or hollow form and additional complexities can be applied using advanced die designs. After the extrusion process, a variety of options are available to adjust the color, texture and brightness of the aluminium’s finish. This may include aluminium anodizing or painting.
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
Our Key End-markets
We have a significant presence in (i) the packaging end-markets, which have historically been relatively stable and recession-resilient and are now growing with the increased demand for sustainable packaging, (ii) the automotive end market which, despite the recent below normal levels of development due to semiconductor shortage and supply chain issues, has exhibited steady growth based on the light weight and strength attributes of aluminium, (iii) the aerospace end-markets, which are continuing to recover and remain to have attractive longer term growth prospects and (iv) a number of niche specialty end markets including transportation, industry, defense and other products that diversify our exposure to economic trends.

Packaging
Our Packaging & Automotive Rolled Products operating segment serves the packaging market which has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability.
Aluminium beverage cans represented approximately 23% of the total European aluminium flat rolled demand by volume and 38% of total North American flat rolled demand in 2022. According to CRU, aluminium demand for the canstock market in Europe and North America is expected to grow by 3.6% and 4.0% per year between 2022 and 2027, respectively.
Aluminium is a preferred material for beverage packaging as it allows drinks to chill faster, can be stacked for transportation and stored more densely than competing formats (such as glass bottles), is highly formable for unique or differentiated branding, and offers the environmental advantage of easy, cost- and energy-efficient recycling. As a result of these benefits, aluminium is displacing tinplate, glass and plastics as the preferred packaging material in most markets. In both Europe and North America, aluminium is increasingly the beverage packaging container of choice and is experiencing increased demand. We are benefiting from increased can consumption, including growing specialty product categories given the attributes of aluminium packaging.

Total European Rolled Products Consumption Can Stock (kt)	Total North American Rolled Products Consumption Can Stock (kt)

Source: CRU International Ltd., Aluminium Rolled Products Market Outlook November 2022	Source: CRU International Ltd., Aluminium Products Market Outlook November 2022

Automotive
We supply the automotive sector with rolled products out of our Packaging & Automotive Rolled Products operating segment and extruded and fabricated products out of our Automotive Structures & Industry operating segment. Our automotive products are predominantly used in premium models, light trucks and sport utility vehicles manufactured by the European and North American OEMs.
In our view, the main drivers of automotive sales are overall economic growth, credit availability, consumer prices and consumer confidence. According to CRU, light vehicle production is expected to grow in Europe and North America by approximately 6.3% per annum from 2022 to 2027.

Vehicle Production(1)
Source: CRU International Ltd, Global & Economic Outlook December 2022
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
We believe that the vehicle lightweighting trend will continue as increasingly stringent EU and U.S. regulations relating to reductions in carbon emissions will force the automotive industry to increase its use of aluminium to “lightweight” vehicles. In Europe, EU legislation has set mandatory emission reduction targets for new cars such that by 2030, the fleet average to be achieved by all new cars is 37.5% lower compared to the limits in 2021 of 95 grams of CO2 emissions per kilometer (g/km). In the United States, we expect that U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as fluctuating fuel prices, will continue to drive aluminium demand in the automotive industry.
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

According to CRU, the consumption of ABS between 2022 and 2027 will grow 10.1% per annum in Europe and 8.5% per annum in North America.

Total European Automotive Body Sheet Flat Rolled Products Consumption (kt)	Total North American Automotive Body Sheet Flat Rolled Products Consumption (kt)

Source: CRU International Ltd., Aluminium Products Market Outlook November 2022	Source: CRU International Ltd., Aluminium Products Market Outlook November 2022

Aerospace
Demand for aerospace plate and sheet is primarily driven by the build rate of commercial aircraft, which we believe will be supported for the foreseeable future by (i) the ongoing recovery from the low demand caused by the COVID-19 pandemic and (ii) necessary replacement of aging fleets by airline operators, particularly in the United States and Western Europe, and (iii) increasing global passenger air traffic, particularly in China. While the pace of fleet replacement and passenger traffic growth have been impacted due to the global pandemic caused by COVID-19, over the longer term, the fundamentals driving aerospace demand growth remain intact. Between 2022 and 2041, Boeing predicts approximately 41,170 new aircraft across all categories of large commercial aircraft with 42% of sales of new airplanes to Asia Pacific, 44% to Europe and North America and the remaining 14% to the Middle East, Latin America and and Africa, excluding Russia.
According to CRU, aluminium demand for the aerospace rolled products markets in North America and Europe is expected to increase by 11.0% per annum from 2022 to 2027 due to significant recovery from the COVID-19 led downturn.

World’s Commercial Aircraft Fleet (thousands)	Fleet Development Driven by Passenger Demand and Aging Fleet (units)

Source: Boeing 2022 current market outlook	Source: Boeing 2022 current market outlook, excluding Freighters

Aerospace Flat Rolled Products Consumption (kt)
Source: CRU International Ltd., Aluminium Rolled Products Market Outlook November 2022

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
Raw Materials and Supplies
Approximately 68% of our rolling slab demand and approximately 63% of our extrusion billet demand are produced in our own internal cast-houses. In addition, our external rolling slab and extrusion billet supplies are secured through long-term contracts with several upstream companies. All of our top 10 overall metal suppliers (covering rolling slabs, extrusion billets, primary, high purity, scrap and hardeners) have been long-standing suppliers to our plants (in many cases for more than 10 years) and, in aggregate, accounted for approximately 53% of our total metal purchases (in terms of volumes) for the year ended December 31, 2022. We typically enter into annual or multi-year contracts with these metal suppliers pursuant to which we purchase various types of metal, including:
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
Our operations use natural gas and electricity, which represents the fourth largest component of our cost of sales, after metal, labor costs and depreciation. We purchase natural gas and electricity from the market and typically we secure a large part of our natural gas and electricity needs pursuant to fixed-price commitments. To reduce the risks associated with our natural gas and electricity requirements, we use forward contracts or financial futures with our suppliers - and, to a lesser extent, the financial markets - to fix the commodity component of the energy costs. Furthermore, in our longer-term sales contracts, we try to include indexation clauses on energy prices. From time to time, we can experience fluctuations and periods of volatility in the pricing of raw materials.
Our Customers
Our customer base includes some of the leading manufacturers in the packaging, aerospace and automotive end-markets. We have a relatively diverse customer base with our 10 largest customers representing approximately 50% of our revenue for the year ended December 31, 2022. We generally have long-term relationships with our significant customers, many of which span decades.
A substantial portion of our volume is sold under multi-year contracts, as we generally have three- to five-year terms in contracts with our packaging customers, five- to ten-year terms in contracts with our largest aerospace customers, and five- to seven-year terms in our “life of a car platform/car model” contracts with our automotive customers. This provides us with a certain visibility into our future volumes and earnings.

We collaborate with our customers to complete a rigorous process for qualifying our products in each of our end-markets, which requires substantial time and investment and creates high switching costs, resulting in longer-term, mutually beneficial relationships. We see our relationships with our customers as partnerships where we work together to find customized solutions to meet their evolving requirements.
Our product portfolio is predominantly focused on high value-added products, which tend to require close collaboration with our customers to develop tailored solutions. The significant effort and investment to adhere to rigorous qualification procedures enables us to foster long-term relationships with our customers.
Competition
The worldwide rolled and extruded aluminium industry is highly competitive, and we expect this dynamic to continue for the foreseeable future. We believe the most important competitive factors in our industry are: product quality, price, timeliness of delivery and customer service, geographic coverage and product innovation. Aluminium competes with other materials such as steel, plastic, composite materials and glass for various applications. Our key competitors in our Packaging & Automotive Rolled Products operating segment are Arconic Corporation, Kaiser Aluminum Corporation, Novelis Inc., Speira GmbH and Tri-Arrows Aluminum Inc. Our key competitors in our Aerospace & Transportation operating segment are Arconic Corporation, AMAG Austria Metall AG, Commonwealth Rolled Products, Inc., Kaiser Aluminum Corporation, Novelis Inc. and Universal Alloy Corporation. Our key competitors in our Automotive Structures & Industry operating segment are Benteler International AG, Commonwealth Rolled Products, Inc., Gestamp Automoción, S.A., Magna International Inc., Martinrea International Inc., Metra Aluminum Inc., Nemak, S.A.B. de C.V., Norsk Hydro ASA, Otto Fuchs KG, Sankyo Tateyama, Inc. and UACJ Automotive Whitehall Industries, Inc.
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
We invested €48 million in R&D in the year ended December 31, 2022 and €39 million in R&D in each of the years ended December 31, 2021 and 2020.
C-TEC, our R&D center based in Voreppe, France provides services and support to all of our facilities, focusing on product and process development, providing technical assistance to our plants and working with our customers to develop new products. In developing new products, we focus on increased performance that aims to lower the total cost of ownership for the end users of our products, for example, by developing materials that decrease maintenance costs of aircraft or increase fuel efficiency in cars. At the Voreppe facility, we also work on the development, improvement, and testing of processes used in our plants such as melting, casting, rolling, extruding, finishing and recycling. In addition, we develop and test technologies used by our customers, such as friction stir welding, and provide technological support to our customers.
Our R&D center in the U.S. located in Plymouth, Michigan provides support primarily to our North American automotive customers by addressing specific market requirements related to our aluminium based lightweighting solutions.
Additionally, in the Constellium University Technology Center at Brunel University London, United Kingdom, a dedicated team of R&D engineers and project managers translate technology from the lab to new customer programs and to our plants for production. The facility features industrial scale casting and extrusion equipment, forming technology and extensive joining methods, enabling us to leverage our proprietary alloys and strong manufacturing innovation capabilities to develop engineered solutions adapted to customer needs, and accelerate time to market.

As of December 31, 2022, C-TEC, our main R&D center located in Voreppe, France and its hub in Plymouth, Michigan, employed 284 people, approximately 75% of whom were scientists and technicians. Our R&D center in Brunel, England, employed 51 Constellium scientists, in addition to 14 PhD studentships and postdoctoral research fellows from Brunel University and other academic partners.
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
Insurance
We have implemented a corporate-wide insurance program consisting of both master policies with worldwide coverage and local policies where required by applicable regulations. Our insurance coverage includes: (i) property damage and business interruption; (ii) general liability including operation, professional, product and environment liability; (iii) aviation product liability; (iv) marine cargo (transport); (v) business travel and personal accident; (vi) construction all risk; (vii) automobile liability; (viii) trade credit; (ix) cyber risk; (x) workers’ compensation in the U.S.; and (xi) other specific coverages for executive and special risks.
We believe that our insurance coverage terms and conditions are customary for a business such as Constellium and are sufficient to protect us against catastrophic losses.
We also purchase and maintain insurance on behalf of our directors and officers.
Governmental Regulations and Environmental, Health and Safety Matters
Our operations are subject to a number of international, national, state and local regulations relating to the protection of the environment and to workplace health and safety. Our operations involve the use, handling, storage, transportation and disposal of hazardous substances, and accordingly we are subject to extensive laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. In addition, prior operations at certain of our properties have resulted in contamination of soil and groundwater which we are required to investigate and remediate pursuant to applicable environmental, health and safety (“EHS”) laws and regulations. Environmental compliance at our key facilities is supervised by the Direction Régionale de l’Environnement de l’Aménagement et du Logement in France, the Umweltbundesamt in Germany, the Service de la Protection de l’Environnement du Canton du Valais in Switzerland, the United States Environmental Protection Agency, West Virginia Department of Environmental Protection, the Alabama Department of Environmental Management, the Kentucky Department for Environmental Protection, Georgia Environmental Protection Division and Michigan Department of Environment, Great Lakes and Energy in the United States, the Regional Authority of the Usti Region in the Czech Republic, the Slovenká Insvpekcia zvivotného prostredia in Slovakia, Secretaria de Medio Ambiente y Recursos Naturales in Mexico, the Environmental Monitoring Agency in China, Consellería de Medioambiente, Territorio y Vivienda in Spain and Enforcement Branch Ontario region in Canada. Violations of EHS laws and regulations, and remediation obligations arising under such laws and regulations, may result in restrictions being imposed on our operating activities as well as fines, penalties, damages or other costs. Accordingly, we have implemented EHS policies and procedures to protect the environment and ensure compliance with these laws, and incorporate EHS considerations into our planning for new projects. We perform regular risk assessments and EHS reviews. We closely and systematically monitor and manage situations of noncompliance with EHS laws and regulations and cooperate with authorities to redress any noncompliance issues. We believe that we have made adequate reserves with respect to our remediation and compliance obligations. Nevertheless, new regulations or other unforeseen increases in the number of our non-compliant situations may impose costs on us that may have a material adverse effect on our financial condition, results of operations or liquidity.

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
We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate close down and environmental remediation costs provisions at December 31, 2022 were €86 million. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.
We have incurred, and in the future will continue to incur, operating expenses related to environmental compliance. As part of our general capital expenditure plan, we expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts as energy consumption, air emissions, water releases, waste streams optimization.
Litigation and Legal Proceedings
The Company is involved, and may become involved, in various lawsuits, claims and proceedings relating to customer claims, product liability, employee and retiree benefit matters, and other commercial matters. The Company records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised are or can be highly complex and subject to significant uncertainties and amounts claimed are and can be substantial. As a result, the probability of loss and an estimation of damages are and can be difficult to ascertain. From time to time, asbestos-related claims are also filed against us, relating to historic asbestos exposure in our production process. We have made reserves for potential occupational disease claims for a total of €10 million as of December 31, 2022. It is not anticipated that any of our currently pending litigation and proceedings will have a material effect on the future results of the Company.

C.	Organizational Structure
The following diagram reflects our simplified corporate legal entity structure as of March 10, 2023. Percentages reflect ownership interest where ownership interest is less than 100%. The country listed for each legal entity below depicts such entity’s jurisdiction of incorporation.

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
At December 31, 2022, we operated 29 manufacturing facilities serving both global and local customers and three R&D centers, two in Europe and one in the United States. Among our production sites, we have seven major facilities (Muscle Shoals, Alabama, Neuf-Brisach, France, Issoire, France, Ravenswood, West Virginia, Singen, Germany, Déčín, Czech Republic and Sierre, Switzerland) catering to the needs of our Packaging & Automotive Rolled Products, Aerospace & Transportation and Automotive Structures & Industry operating segments:
•The Muscle Shoals, Alabama facility is an integrated recycling, casting, rolling and finishing plant. It operates one of the largest and most efficient can reclamation facilities in the world. In addition, the facility utilizes multi-station electromagnetic casting, houses the widest hot line in North America and has the fastest can end stock coating line in the world. Production capabilities include body stock, tab stock, and end stock. In addition, we are producing cold coils for ABS. The capital expenditures invested in the facility were €134 million in the three-year period ended December 31, 2022.
•The Neuf-Brisach, France plant is an integrated recycling, casting, rolling and finishing facility. The plant is one of the biggest recyclers of aluminium in Europe, capable of producing sheets for the beverage and food can industries, with high levels of recycled content. With its state-of-the-art automotive finishing capabilities, the plant is well positioned as a major supplier of aluminium ABS. The plant also enjoys a strong position in heat exchanger material for the automotive market. The capital expenditures invested in the facility were €107 million in the three-year period ended December 31, 2022.
•The Issoire, France facility is one of the world’s two leading integrated aerospace plate mills based on volume. The plant operates two Airware® industrial casthouses and currently uses recycling capabilities to take back scrap along the entire fabrication chain. Issoire also produces high-technology materials for the space market. Issoire works as an integrated platform with Ravenswood, West Virginia and Sierre, Switzerland, providing a significant competitive advantage for us as a global supplier to the aerospace industry. Issoire also produces sheet and plate products for the transportation, industry and defense markets with significant capabilities. The capital expenditures invested in the facility were €82 million in the three-year period ended December 31, 2022.
•The Ravenswood, West Virginia facility is an integrated plant which has significant capability to produce plate and sheet products for the aerospace, transportation, industry and defense markets. The facility has stretchers and wide-coil capabilities that make it one of the few facilities in the world capable of producing plates of a size needed for the largest commercial aircraft. The capital expenditures invested in the facility were €73 million in the three-year period ended December 31, 2022.
•The Singen, Germany rolling and extrusions plant has capabilities to make sheet and extruded products for the automotive, packaging, rail and other markets. The rolling operations are an integrated producer of aluminium sheet products primarily for specialty end markets. The extrusion operations have one of the largest extrusion presses in Europe and advanced extrusion presses that support the demand for automotive extrusions. In 2022, we invested to further improve our rolling capabilities and product quality. The capital expenditures invested in the facility were €102 million in the three-year period ended December 31, 2022.
•The Děčín, Czech Republic facility is a large integrated extrusion facility, mainly focusing on hard alloy extrusions for automotive and industrial applications, with significant recycling capabilities. It is located near the German border, strategically positioning it to supply the German, Czech and French Tier 1 suppliers and OEMs. Its integrated casthouse allows it to offer high value-add customized hard alloys to our customers. The capital expenditures invested in the facility were €15 million in the three-year period ended December 31, 2022.
•The Sierre, Switzerland facility is dedicated to precision plates for general engineering, aerospace plates and slabs and is a leading supplier of extruded products for high-speed train railway manufacturers and a wide range of applications. The Sierre facility includes the Steg casthouse that produces automotive, general engineering and aerospace slabs and the Chippis casthouse that has the capacity to produce non-standard billets for a wide range of extrusions. Its qualification to produce aerospace grade slabs and plate products increases the flexibility of our aerospace capabilities. The capital expenditures invested in the facility were €37 million in the three-year period ended December 31, 2022.

Our manufacturing facilities as of December 31, 2022 are listed below by operating segment:

Location	Country	Owned/ Leased
Packaging & Automotive Rolled Products
Biesheim, Neuf-Brisach	France	Owned
Singen	Germany	Owned
Muscle Shoals, AL	United States	Owned
Bowling Green, KY	United States	Owned

Aerospace & Transportation
Ravenswood, WV	United States	Owned
Issoire	France	Owned
Montreuil-Juigné	France	Owned
Ussel(1)	France	Owned
Steg	Switzerland	Owned
Sierre	Switzerland	Owned

Automotive Structures & Industry
Van Buren, MI	United States	Leased
Changchun, Jilin Province (JV)(2)	China	Leased
Děčín	Czech Republic	Owned
Nuits-Saint-Georges	France	Owned
Burg	Germany	Owned
Crailsheim	Germany	Owned
Neckarsulm	Germany	Owned
Gottmadingen	Germany	Owned
Landau/Pfalz	Germany	Owned
Singen	Germany	Owned
Levice	Slovakia	Owned
Chippis	Switzerland	Owned
Sierre	Switzerland	Owned
White, GA	United States	Leased
Lakeshore, Ontario (JV)(3)	Canada	Leased
San Luis Potosi	Mexico	Leased
Zilina	Slovakia	Leased
Vigo	Spain	Leased
Nanjing	China	Leased
(1)Our facility in Ussel was sold in February 2023.
(2)Constellium Engley (Changchun) Automotive Structures Co Ltd is a Constellium joint venture with Changchun Engley Auto Parts Co. Ltd.
(3)Astrex Inc. is a Constellium joint venture with Can Art Aluminium Extrusions Inc.

The production capacity for our main plants as of December 31, 2022 is listed below. In 2022, the estimated utilization rate for these plants ranged from 70% to 99%.

Plant	Capacity
Neuf-Brisach	450 kt
Muscle Shoals	500-550 kt
Issoire	110 kt
Ravenswood	175 kt
Děčín	106 kt
Singen	300-320 kt
Sierre	70-75 kt
Production capacity is an estimate based on a theoretical output capacity assuming the plant operates with currently operating equipment and current staffing levels and product mix.
For information concerning the material plans to construct, expand or improve facilities, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following discussion and analysis is based principally on our audited Consolidated Financial Statements as of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022 included elsewhere in this Annual Report and is provided to supplement the audited Consolidated Financial Statements and the related notes to help provide an understanding of our financial condition, changes in financial condition, results of our operations, and liquidity. The following discussion is to be read in conjunction with Selected Financial Data and our audited Consolidated Financial Statements and the notes thereto which are included elsewhere in this Annual Report.
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
Overview
We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. As of December 31, 2022, we had approximately 12,500 employees, 29 production facilities, 3 R&D centers, and 3 administrative centers.
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

For the year ended December 31, 2022, our segments represented the following percentages of total Revenue and total Adjusted EBITDA:

	Year ended December 31, 2022
(as a % of total)	Revenue	Adjusted EBITDA
P&ARP	57%	49%
A&T	21%	32%
AS&I	22%	22%
Holdings and Corporate	—%	(3)%
Total	100%	100%
Management Review of 2022 and Outlook
Review
Constellium delivered strong results in 2022 despite lingering effects from the COVID-19 crisis and the war in Ukraine, including significant inflationary pressures and continuing supply chain disruptions. Shipments were stable at 1.6 million metric tons. We reported revenue of €8.1 billion and net income of €308 million. We achieved record Adjusted EBITDA of €673 million, including record results in both A&T and AS&I. We generated strong cash flows from operating activities and reduced our net debt leverage to 2.8x Adjusted EBITDA.
Outlook
Looking forward to 2023, Constellium expects aerospace demand to remain strong as the path of recovery continues and automotive demand to improve, but to remain below pre-COVID levels. In packaging, we are experiencing weakness as we begin the year, but, as customer excess inventory is depleted, we expect demand to return to trend growth rates underpinned by strong consumer demand for infinitely recyclable aluminium cans.
We are expecting inflationary cost pressures to continue at an elevated level throughout 2023 across our business including energy, labor and alloying metal costs. However, we expect to be able to offset a substantial portion of the impact with improved pricing and our relentless focus on cost control.
To prepare for our long-term growth, we are planning to invest, more than we have in the past, in activities where we see the most potential, particularly in additional recycling capacity. Our products are at the core of the circular economy of tomorrow, and we remain confident in our ability to navigate through the challenging market environment.
Key Factors Influencing Constellium’s Financial Condition and Results from Operations
Russian War on Ukraine
Although we do not have operations in Russia or Ukraine, the conflict and the related sanctions imposed on Russian institutions, companies and individuals continue to generate volatility and disruption in the global economy, including issues with supply chains and increased commodity and energy prices. It is difficult at this time to predict the length and impact of this crisis on the global economy and on the price and availability of metal and energy. We are monitoring the situation closely and continue to develop contingency plans and counter-measures as necessary to address adverse effects or disruptions to our operations as they develop. However, the broader consequences of this conflict and its impact on our business and results of operations as well as the global economy cannot be predicted.
Economic Conditions and Markets
We are directly impacted by the economic conditions that affect our customers and the markets in which they operate. General economic conditions such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, interest rates, exchange rates and currency devaluation or revaluation influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and prices that can be charged. We attempt to respond to the variability of economic conditions through the terms of our contracts with our customers and cost control.
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
•The automotive markets continue to be impacted globally by the semi-conductor shortages and other supply chain challenges. However, longer term demand for aluminium has been increasing in recent years triggered by a light-weighting trend for new car models, which increases fuel efficiency, reduces emissions and increases vehicle safety. We expect this to continue and be enhanced by increased demand for electric vehicles.
•While aerospace demand had been adversely impacted following the COVID crisis, it has more recently significantly recovered. We continue to believe the longer term trends including increasing passenger traffic and fleet replacements with newer and more fuel efficient aircraft support a positive long term demand trend.
Aluminium Consumption
The aluminium industry is cyclical and is affected by global economic conditions, industry competition and product development. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, automotive and aerospace given its lightweight high strength-to-weight ratio, corrosion resistance and infinite recyclability. Due to these qualities, the penetration of aluminium in a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, greater purchasing power and increasing focus on sustainability and environmental issues, globally.
Aluminium Prices
Raw materials and consumables, where aluminium is the largest component by a wide margin, represented 74%, 71% and 64% of our cost of sales in the years ended December 31, 2022, 2021 and 2020, respectively. Aluminium prices are determined by worldwide forces of supply and demand and are volatile. We operate a pass–through model and therefore, to the extent possible, avoid taking aluminium price risk. In case of significant sustained increases in the price of aluminium, the demand for our products may be affected over time.
The price we pay for aluminium includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums have been volatile in recent years. Like LME prices, we seek to pass-through this regional premium price risk to our customers or to hedge it in the financial markets. However, in certain instances, we are not able to pass through or hedge this cost.
We believe our cash flows are largely protected from variations in LME prices due to the fact that we hedge the majority of our sales based on their replacement cost, by matching the price paid for our aluminium purchases with the price received from our aluminium sales, at a given time, using hedges when necessary. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory.
The average LME transaction price, Rotterdam Premium and Midwest Premium per ton of primary aluminium in the years ended December 31, 2022, 2021 and 2020 are presented below.

	Year ended December 31,			Percent changes

(Euros per ton)	2022	2021	2020	2022 vs 2021	2021 vs 2020

Average LME transaction price	2,560	2,099	1,491	22%	41%
Average Rotterdam Premium (ECDP)	445	231	111	93%	108%
Average all-in aluminium price Europe	3,005	2,330	1,602	29%	45%

Average LME transaction price	2,560	2,099	1,491	22%	41%
Average Midwest Premium	622	491	238	27%	106%
Average all-in aluminium price U.S.	3,182	2,590	1,729	23%	50%
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
Our results are also impacted by changes in the difference between the prices of primary and scrap aluminium. As we price our products using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to manufacture our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap price is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.
Volumes
The profitability of our businesses is determined, in part, by the volume of tons processed and sold. Increased production volumes will generally result in lower per unit costs. Higher volumes sold will generally result in additional revenue and associated margins.
Personnel Costs
Our operations are labor intensive. Our personnel costs were €1,110 million, €967 million and €902 million, and represented 14%, 17% and 19% of our cost of sales, selling and administrative expenses and R&D expenses for the years ended December 31, 2022, 2021, and 2020, respectively. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during the summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity.
Personnel costs generally increase and decrease with the expansion or contraction in production levels of operating facilities. Personnel costs also generally increase in periods of higher inflation.
Energy
Our operations require substantial amounts of energy to run, primarily electricity and natural gas. Energy costs were €274 million, €149 million, €141 million, and represented 4%, 3% and 3% of our cost of sales in the years ended December 31, 2022, 2021 and 2020, respectively.
The direction of energy costs depends on the energy supply demand relationships in the regions we operate and will likely continue being impacted by the effects of the war in Ukraine and related sanctions. The current geopolitical instability resulting from the war in Ukraine is also exposing us to the risk of energy supply disruptions. In addition, sustainability trends are expected to put upward pressure on energy costs over time. A significant increase in energy costs or disruption of energy supply could have a material adverse effect on financial position, results of operations, and cash flows.

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
In addition, transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. In Europe, a portion of our revenue is denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies.
We engage in hedging activities to attempt to mitigate the effects of foreign currency transactions on our cash flows, notably, where we have multiple-year sales agreements in U.S. dollars by euro-functional currency entities, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in Other gains and losses —net.

Results of Operations

	For the years ended December 31,
(in millions of Euros and as a % of revenue)	2022		2021		2020

Revenue	8,120	100%	6,152	100%	4,883	100%
Cost of sales	(7,448)	92%	(5,488)	89%	(4,393)	90%
Gross profit	672	8%	664	11%	490	10%
Selling and administrative expenses	(282)	3%	(258)	4%	(237)	5%
Research and development expenses	(48)	1%	(39)	1%	(39)	1%
Other gains and losses - net	(8)	—%	117	2%	(89)	2%
Income from operations	334	4%	484	8%	125	3%
Finance costs - net	(131)	2%	(167)	3%	(159)	3%
Income before tax	203	3%	317	5%	(34)	1%
Income tax benefit / (expense)	105	1%	(55)	1%	17	—%
Net income	308	4%	262	4%	(17)	—%
Shipment volumes (in kt)	1,580	n/a	1,571	n/a	1,431	n/a
Revenue per ton (€ per ton)	5,138	n/a	3,916	n/a	3,412	n/a
Results of Operations for the years ended December 31, 2022 and 2021
Revenue
For the year ended December 31, 2022, revenue increased by 32% to €8,120 million from €6,152 million for the year ended December 31, 2021. This increase reflected stable shipments and higher revenue per ton.
For the year ended December 31, 2022, sales volumes were relatively stable with a 1% increase to 1,580 kt from 1,571 kt for the year ended December 31, 2021. This increase reflected an 8% increase in volumes for A&T, a 2% increase in volumes for AS&I, partially offset by a 1% decrease in volumes for P&ARP. For the year ended December 31, 2022, revenue per ton increased by 31% to €5,138 from €3,916 for the year ended December 31, 2021 reflecting higher metal prices and a stronger mix.
Our revenue is discussed in more detail in the “Segment Results” section.

Cost of Sales
For the year ended December 31, 2022, cost of sales increased by 36% to €7,448 million from €5,488 million for the year ended December 31, 2021. This increase in cost of sales was primarily driven by an increase of €1,660 million, or 43%, in raw materials and consumables used due to higher metal prices, a €127 million, or 17%, increase in labor costs and a €124 million, or 84%, increase in energy costs.
Selling and Administrative Expenses
For the year ended December 31, 2022, selling and administrative expenses increased by 9% to €282 million from €258 million for the year ended December 31, 2021. This increase was primarily due to a €12 million increase in labor costs and an €8 million increase in professional fees.
Research and Development Expenses
For the year ended December 31, 2022, research and development expenses increased by €9 million to €48 million from €39 million for the year ended December 31, 2021. Research and development expenses are presented net of €9 million of research and development tax credits received in France for each of the years ended December 31, 2022 and 2021. In the year ended December 31, 2022, research and development expenses, excluding tax credits received were €25 million, €16 million, €14 million and €2 million for the P&ARP, A&T, AS&I and Holding & Corporate segments, respectively. In the year ended December 31, 2021, research and development expenses, excluding tax credits received were €22 million, €13 million, €12 million and €1 million for the P&ARP, A&T, AS&I and Holding & Corporate segments, respectively.
Other Gains and Losses, net

	For the years ended December 31,
(in millions of Euros)	2022	2021

Realized (losses) / gains on derivatives	(6)	113
Unrealized (losses) / gains on derivatives at fair value through profit and loss—net	(47)	39
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities—net	(1)	1
Restructuring costs	(1)	(3)
Gains / (losses) on pension plan amendments	47	(32)
Losses on disposal	(4)	(3)
Other	4	2
Total other gains and losses, net	(8)	117
The following table provides an analysis of the realized and unrealized gains and losses by nature of exposure:

	For the years ended December 31,
(in millions of Euros)	2022	2021

Realized gains on foreign currency derivatives	—	1
Realized (losses) / gains on commodity derivatives	(6)	112
Realized (losses) / gains on derivatives	(6)	113

Unrealized gains on foreign currency derivatives	6	15
Unrealized (losses) / gains on commodity derivatives	(53)	24
Unrealized (losses) / gains on derivatives at fair value through profit and loss—net	(47)	39
Realized gains or losses relate to financial derivatives used by the group to hedge underlying commercial transactions. Realized gains and losses on these derivatives are recognized in Other Gains and Losses, net and are offset by the commercial transactions accounted for in revenue and cost of sales.

Unrealized gains or losses relate to financial derivatives used by the group to hedge forecasted commercial transactions for which hedge accounting is not applied. Unrealized gains or losses on these derivatives are recognized in Other Gains and Losses, net and are intended to offset the change in the value of forecasted transactions which are not yet accounted for.
Changes in realized and unrealized gains or losses on derivatives for the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily reflected the fluctuation in metal prices.
For the year ended December 31, 2022, restructuring costs were €1 million. For the year ended December 31, 2021, restructuring costs were €3 million and were primarily related to restructuring plans in the U.S. and in Europe in our A&T segment.
In October 2022, Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 entered into a new three-year collective bargaining agreement. The agreement included changes in OPEB and pension benefits that are accounted for as a plan amendment in the year ended December 31, 2022. The changes resulted in a reduction of the OPEB obligation recorded as a gain from negative past service cost for €49 million and an increase of the pension obligation recorded as an additional past service cost for €2 million. In 2021, the group recognized a loss of €31 million from past service cost following an adverse decision of the Fourth Circuit Court of Appeals in the dispute between Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 over the transfer of certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan to a third-party health network.
Finance Costs, net
For the year ended December 31, 2022, finance costs, net decreased by €36 million, to €131 million from €167 million for the year ended December 31, 2021. This decrease primarily reflects one-time costs incurred in 2021, which included €15 million of redemption fees and a €12 million write-off of unamortized debt issuance costs relating to the refinancing of our Senior Notes in February and June 2021 and partial repayment in November 2021 as well as lower interest costs in 2022.
Income Tax
For the years ended December 31, 2022 and 2021, income tax was a benefit of €105 million and an expense of €55 million, respectively.
For the year ended December 31, 2022, income tax was significantly impacted by the recognition of previously unrecognized deferred tax assets related to one of our main operating entities in the United States, which resulted in a €154 million tax benefit being recorded in the period. Excluding this impact, our effective tax rate was 24% of our income before income tax compared to a statutory tax rate of 25.8%. Our effective tax rate was lower than the statutory rate, primarily due to the favorable impact of the geographical mix of our pre-tax results.
For the year ended December 31, 2021, our effective tax rate was 17% of our income before income tax compared to a statutory rate of 28.4%. Our effective tax rate was lower than the statutory rate, primarily due to the favorable impact from the use of previously unrecognized deferred tax assets and the geographical mix of our pre-tax results.
The statutory tax rate decreased to 25.8% in the year ended December 31, 2022 from 28.4% in the year ended December 31, 2021 as a result of changes in the applicable tax rates in France.
Net Income / Loss
As a result of the foregoing factors, we recognized net income of €308 million in the year ended December 31, 2022 compared to net income of €262 million in the year ended December 31, 2021.

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
Realized gains or losses relate to financial derivatives used by the group to hedge underlying commercial transactions. Realized gains and losses on these derivatives are recognized in Other Gains and Losses, net and are offset by the underlying commercial transactions accounted for in revenue and cost of sales.
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
Segment Results
Segment Revenue
The following table sets forth the revenue for our operating segments for the periods presented:

	For the years ended December 31,
(in millions of Euros and as a % of revenue)	2022		2021		2020

P&ARP	4,664	57%	3,698	60%	2,734	56%
A&T	1,700	21%	1,142	18%	1,025	20%
AS&I	1,861	22%	1,383	22%	1,167	24%
Inter-segment eliminations	(105)	n.m.	(71)	n.m.	(43)	n.m.
Total revenue	8,120	100%	6,152	100%	4,883	100%
n.m. not meaningful
P&ARP
For the year ended December 31, 2022, revenue in our P&ARP segment increased 26% to €4,664 million from €3,698 million for the year ended December 31, 2021, reflecting higher revenue per ton partially offset by lower shipments. P&ARP shipments were down 1% or 15 kt, due to lower shipments in packaging and specialty and other thin-rolled products largely offset by higher shipments in automotive rolled products. For the year ended December 31, 2022, revenue per ton increased by 28% to €4,281 per ton from €3,350 per ton for the year ended December 31, 2021, primarily driven by higher metal prices and improved price and mix.
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
A&T
For the year ended December 31, 2022, revenue in our A&T segment increased 49% to €1,700 million from €1,142 million for the year ended December 31, 2021, due to higher shipments and higher revenue per ton. A&T shipments were up 8%, or 17 kt, reflecting higher aerospace rolled product shipments, partially offset by lower volumes of transportation, industry, defense and other rolled products. For the year ended December 31, 2022, revenue per ton increased by 37% to €7,619 per ton from €5,548 per ton for the year ended December 31, 2021, primarily reflecting a more favorable mix with higher aerospace product shipments, higher metal prices and a favorable impact from foreign exchange.

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
AS&I
For the year ended December 31, 2022, revenue in our AS&I segment increased 35% to €1,861 million from €1,383 million for the year ended December 31, 2021, due to higher shipments and higher revenue per ton. AS&I shipments were up 2%, or 7 kt, on higher shipments of automotive and other extruded products. For the year ended December 31, 2022, revenue per ton increased by 31% to €6,947 per ton from €5,292 per ton for the year ended December 31, 2021, primarily reflecting a more favorable mix with higher automotive extruded products and higher metal prices.
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
Segment Adjusted EBITDA
The following table sets forth the Adjusted EBITDA for our operating segments for the periods presented:

	For the years ended December 31,
(in millions of Euros and as a % of revenue)	2022		2021		2020

P&ARP	326	7%	344	9%	291	11%
A&T	217	13%	111	10%	106	10%
AS&I	149	8%	142	10%	88	8%
Holdings and Corporate	(19)	n.m.	(16)	n.m.	(20)	n.m.
Total Adjusted EBITDA	673	8%	581	9%	465	10%
n.m. not meaningful
Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.
In considering the financial performance of the business, we analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. Our Chief Operating Decision Maker measures the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag (as defined hereafter), share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.
We believe Adjusted EBITDA, as defined above, is useful to investors as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

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
The following table reconciles our net income / (loss) to our Adjusted EBITDA:

	For the years ended December 31,
(in millions of Euros)	2022	2021	2020

Net income / (loss)	308	262	(17)
Income tax (benefit) / expense	(105)	55	(17)
Finance costs, net	131	167	159
Depreciation and amortization	287	267	259
Impairment of assets	—	—	43
Restructuring costs (a)	1	3	13
Unrealized losses / (gains) on derivatives	46	(35)	(16)
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities – net	1	(1)	(1)
(Gains) / losses on pension plan amendments (b)	(47)	32	2
Share-based compensation	18	15	15
Metal price lag (c)	29	(187)	8
Start-up and development costs (d)	—	—	5
Losses on disposals	4	3	4
Other (e)	—	—	8
Adjusted EBITDA	673	581	465
__________________
(a)For the years ended December 31, 2022 and 2021, restructuring costs amounted to €1million and €3 million, respectively. For the year ended December 31, 2020 restructuring costs amounted to €13 million and related to A&T headcount reductions in Europe and in the U.S.
(b)In the year ended December 31, 2022 the group recognized a net gain of €47 million from past service cost as a result from a new 3-year collective bargaining agreement between Constellium Rolled Products Ravenswood and the United Steelworkers Local Union 5668 entered in October 2022. The agreement resulted in changes in OPEB and pension benefits that were accounted for as a plan amendment in the year ended December 31, 2022. In the year ended December 31, 2021, the group recognized a loss of €31 million from past service cost following an adverse decision of the Fourth Circuit Court in the dispute between Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 over the transfer of certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan to a third-party health network.
(c)Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium's Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.
(d)Start-up and development costs, for the year ended December 31, 2020, was related to new projects in our AS&I operating segment.
(e)Other, for the year ended December 31, 2020, included €2 million of procurement penalties and termination fees incurred because of the Group’s inability to fulfill certain commitments due to the COVID-19 pandemic and a €6 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the COVID-19 pandemic effects.

The following table presents the primary drivers for changes in Adjusted EBITDA for each one of our three segments:

(in millions of Euros)	P&ARP	A&T	AS&I

Adjusted EBITDA for the year ended December 31, 2020	291	106	88
Volume	56	33	35
Price and product mix	(4)	(55)	18
Costs	8	29	1
Foreign exchange and other	(7)	(2)	—
Adjusted EBITDA for the year ended December 31, 2021	344	111	142
Volume	(11)	28	10
Price and product mix	94	182	74
Costs	(123)	(111)	(79)
Foreign exchange and other	22	7	2
Adjusted EBITDA for the year ended December 31, 2022	326	217	149
P&ARP
For the year ended December 31, 2022, Adjusted EBITDA in our P&ARP segment decreased 5% to €326 million from €344 million for the year ended December 31, 2021, with higher operating costs mainly due to inflation and operating challenges at our Muscle Shoals facility which resulted in higher maintenance costs and slightly lower volumes, partially offset by improved price and mix, favorable metal costs and favorable foreign exchange translation. For the year ended December 31, 2022, Adjusted EBITDA per metric ton decreased by 4% to €299 from €312 for the year ended December 31, 2021.
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
A&T
For the year ended December 31, 2022, Adjusted EBITDA in our A&T segment increased 96% to €217 million from €111 million for the year ended December 31, 2021, primarily due to improved price and mix, higher shipments and favorable foreign exchange translation, partially offset by higher operating costs due to inflation and costs associated with the production ramp-up in aerospace. The year ended December 31, 2022 included €18 million in customer payments related to contractual volume commitments. For the year ended December 31, 2022, Adjusted EBITDA per metric ton increased by 81% to €976 from €539 for the year ended December 31, 2021.
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
AS&I
For the year ended December 31, 2022, Adjusted EBITDA in our AS&I segment increased 5% to €149 million from €142 million for the year ended December 31, 2021, primarily due to improved price and mix and higher shipments, partially offset by higher operating costs mainly due to inflation. For the year ended December 31, 2022, Adjusted EBITDA per metric ton increased 2% to €557 per ton from €545 per ton for the year ended December 31, 2021.
For the year ended December 31, 2021, Adjusted EBITDA in our AS&I segment increased 63% to €142 million from €88 million for the year ended December 31, 2020, primarily due to higher shipments, improved price and mix and solid cost control. For the year ended December 31, 2021, Adjusted EBITDA per metric ton increased 43% to €545 per ton from €382 per ton for the year ended December 31, 2020.
Holdings & Corporate
Our Holdings and Corporate segment generated Adjusted EBITDA losses of €19 million, €16 million and €20 million for years ended December 31, 2022, 2021 and 2020, respectively.
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
It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars in our euro functional currency entities, we generally enter into combinations of forward contracts with financial institutions, selling forward U.S. dollars against Euros.
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
Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Group from the potential margin calls for significant market movements, we maintain additional cash or availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor potential margin requirements on a daily basis for adverse movements in the U.S. dollar against the Euro and in aluminium prices. At December 31, 2022 and 2021, there was no margin requirement paid as collateral to counterparties related to foreign exchange hedges nor related to aluminium or any other commodity hedges. At December 31, 2020, the margin requirement paid as collateral to counterparties amounted to €3 million and was related to foreign exchange hedges.
At December 31, 2022, we had €709 million of total liquidity, comprised of €166 million in cash and cash equivalents, €380 million of undrawn availability under our Pan-U.S. ABL Facility, €100 million of undrawn availability under our French Inventory Facility and €63 million of availability under our factoring arrangements.

Cash Flows
The following table summarizes our operating, investing and financing activities for the years ended December 31, 2022, 2021 and 2020:

	For the years ended December 31,
(in millions of Euros)	2022	2021	2020

Net Cash Flows from / (used in)
Operating activities	451	357	334
Investing activities	(270)	(221)	(176)
Financing activities	(163)	(435)	101
Net increase / (decrease) in cash and cash equivalents, excluding the effect of exchange rate changes	18	(299)	259
Net cash Flows from Operating Activities
For the year ended December 31, 2022, net cash flows from operating activities were €451 million, a €94 million increase from €357 million in the year ended December 31, 2021. This change primarily reflects a €135 million decrease from the change in cash flows from operating activities before working capital and a €229 million increase in changes in working capital. In the year ended December 31, 2022, factored receivables under non-recourse arrangements increased by €23 million compared to a €53 million decrease for the year ended December 31, 2021.
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
Net Cash Flows used in Investing Activities
For the years ended December 31, 2022 and 2021, net cash flows used in investing activities were €270 million and €221 million, respectively. Capital expenditures were €273 million and €232 million, respectively and related primarily to recurring and optimization investments in our manufacturing facilities.
For the year ended December 31, 2020, net cash flows used in investing activities were €176 million. Capital expenditures were €182 million and related primarily to recurring investment in our manufacturing facilities and growth projects.
For further details on capital expenditures projects, see the “—Historical Capital Expenditures” section below.
Net Cash flows (used in) / from Financing Activities
For the year ended December 31, 2022, net cash flows used in financing activities were €163 million. In the year ended December 31, 2022, Constellium drew on the Pan-U.S. ABL due 2026 and used the proceeds and cash on the balance sheet to repay the French and Swiss COVID-19 State-guaranteed loans, which had been drawn in 2020 under the secured PGE French Facility and the unsecured Swiss Facility, for €180 million and CHF 15 million, respectively.
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

Historical Capital Expenditures
The following table provides a breakdown of the historical capital expenditures by segment for the periods indicated:

	For the years ended December 31,
(in millions of Euros)	2022	2021	2020

P&ARP	(127)	(94)	(73)
A&T	(78)	(70)	(45)
AS&I	(62)	(62)	(61)
Holdings and Corporate	(6)	(6)	(3)
Total capital expenditures	(273)	(232)	(182)
Contractual obligations
At December 31, 2022, our estimated material short-term and long-term contractual cash obligations consist of our borrowings and lease commitments and related interest and are detailed by maturity in Note 22.5 and Note 28 of our audited Consolidated Financial Statements.
In addition, we have material pension and other post-employment obligations as we operate various pension plans for the benefit of our employees across a number of countries as detailed in Note 23 of our audited Consolidated Financial Statements.
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
The total amount recognized in the income statement in relation to all our pension and post-retirement benefits was a gain of €11 million and an expense of €73 million and an expense of €45 million for the years ended December 31, 2022, 2021 and 2020, respectively. These amounts included negative past service costs of €47 million, past service costs €32 million and €2 million, for the years ended December 31, 2022, 2021 and 2020, respectively. The fair value of the plans assets was €461 million and €544 million for the years ended December 31, 2022 and 2021, respectively. The present value of our obligations was €864 million and €1,143 million for the years ended December 31, 2022 and 2021, respectively. This resulted in aggregate plan deficits of €403 million and €599 million as of December 31, 2022 and 2021, respectively.
Our estimated funding for our funded pension plans and other post-retirement benefit plans is based on actuarial estimates using benefit assumptions for discount rates, rates of compensation increases, and health care cost trend rates. The deficit related to the funded pension plans was €153 million and €222 million as of December 31, 2022 and 2021, respectively. The present value of the unfunded obligations was €250 million and €377 million as of December 31, 2022 and 2021, respectively.
Contributions to pension and other benefit plans were €44 million, €43 million and €53 million for the years ended December 31, 2022, 2021 and 2020, respectively.
Contributions to our multi-employer plans were approximately €3 million, €2 million and €2 million for the years ended December 31, 2022, 2021 and 2020, respectively.
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
The Muscle Shoals Factoring Facility contains customary covenants and the factors’ commitment to purchase the receivables is subject to the maintenance of certain credit rating levels.
The European Factoring Facilities contain customary covenants.
We were in compliance with our covenants as of and for the year ended December 31, 2022.
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
The following table provides biographical information (by date of appointment, other than for our Chairman), of the members of our Board of Directors as of the date of this Annual Report (ages are given as of March 10, 2023). The business address of each of our directors listed below is c/o Constellium, Washington Plaza, 40-44 rue Washington, 75008 Paris, France.

Name	Age	Position	Date of Appointment	Current Term
Jean-Christophe Deslarzes	59	Chairman	May 11, 2021	2021-2024
Michiel Brandjes	68	Director	June 11, 2014	2021-2023
John Ormerod	74	Director	June 11, 2014	2021-2023
Lori A. Walker	65	Director	June 11, 2014	2022-2025
Martha Brooks	63	Director	June 15, 2016	2022-2025
Jean-Marc Germain	57	Director (also CEO)	June 15, 2016	2020-2023
Isabelle Boccon-Gibod	54	Director	May 11, 2021	2021-2024
Christine Browne	62	Director	May 11, 2021	2021-2024
Jean-Philippe Puig	62	Director	May 11, 2021	2021-2024
Jean-François Verdier	59	Employee Director	December 1, 2021	2021-2024
Wiebke Weiler	38	Employee Director	December 1, 2021	2021-2024
Emmanuel Blot	37	Director	June 10, 2022	2022-2025
Pursuant to an amended and restated shareholders agreement between the Company and Bpifrance Participations (f/k/a Fonds Stratégique d’Investissement) ("Bpifrance"), Mr. Blot was designated by Bpifrance to succeed Ms. Stéphanie Frachet as Bpifrance's nominee, and was thereafter appointed by the shareholders to serve as a director of the Company.

Jean-Christophe Deslarzes. Mr. Deslarzes has served as a non-executive director since May 2021 and as Chairman of our Board of Directors since June 2022. Mr. Deslarzes has been a member of the Board of Directors of Adecco Group AG since April 2015 and Chairman of the Board since April 2020, and also serves as Chairman of the Adecco Group Foundation. Mr. Deslarzes served as Chief Human Resources Officer and member of the Executive Committee of ABB Group, based in Zurich, Switzerland, from 2013 to 2019. Previously, he was Chief Human Resources and Organization Officer and a member of the Executive Board at Carrefour Group, based in Paris, France, from 2010 to 2013. From 1994 to 2010, he held various management positions at Rio Tinto and its predecessor companies, Alcan and Alusuisse, in Europe and Canada, including as Senior Vice President Human Resources and member of the Executive Committee of Alcan Group based in Montreal, Canada, as well as President and CEO, Downstream Aluminium Businesses, Rio Tinto. Mr. Deslarzes was Chairman of the Board of Directors of ABB India Limited from February 2018 to February 2021. Since January 2021, Mr. Deslarzes has been a Member of the Executive Faculty at the University of St. Gallen, Switzerland. A Swiss national, Mr. Deslarzes holds a master’s degree in Law from the University of Fribourg, Switzerland.
Michiel Brandjes. Mr. Brandjes has served as a non-executive director since June 2014. He served as Company Secretary and General Counsel Corporate of Royal Dutch Shell plc from 2005 to 2017. Mr. Brandjes formerly served as Company Secretary and General Counsel Corporate of Royal Dutch Petroleum Company. He served for 25 years in numerous legal and non-legal jobs in the Shell Group within the Netherlands and abroad, including as head of the legal department in Singapore and as head of the legal department for North East Asia based in Beijing and Hong Kong. Before he joined Shell, Mr. Brandjes worked at a law firm in Chicago. Mr. Brandjes serves in a number of advisory and director positions of charitable foundations and other organizations, including currently as legal advisor to Wassenaarse Energie Co-operatie UA, an energy transition/green electricity co-operative, and to small business startups. He has published a number of articles on legal and business topics and on corporate legal and governance topics. Mr. Brandjes graduated from law school at the University of Rotterdam and at Berkeley, California.
John Ormerod. Mr. Ormerod has served as a non-executive director since June 2014. Mr. Ormerod is a chartered accountant and worked for over 30 years in public accounting firms. He served for 32 years at Arthur Andersen, serving in various client service and management positions, with last positions held from 2001 to 2002 serving as Regional Managing Partner UK and Ireland, and Managing Partner (UK). From 2002 to 2004, he was Practice Senior Partner for London at Deloitte (UK) and was member of the UK executives and Board. Until May 2018, Mr. Ormerod served in the following director positions: since 2006, as a non-executive director, member of the Audit Committee (of which he also served as its Chairman until September 2017), and as member of the Compensation Committee of Gemalto N.V.; since 2008, as non-executive director of ITV plc, and as member of the Remuneration and Nominations Committees, and as Chairman of the Audit Committee since 2010. Until December 31, 2015, Mr. Ormerod served as a non-executive director of Tribal Group plc., as member of the Audit, Remuneration and Nominations Committees and as Chairman of the board. Mr. Ormerod served as non-executive director and Chairman of the Audit Committee of Computacenter plc., and as member of the Remuneration and Nominations Committees until April 1, 2015. Mr. Ormerod also served as a senior independent director of Misys plc. from 2006 to 2012, and as Chairman of the Audit Committee from 2005 to 2012. Mr. Ormerod is a Trustee and Chairman of Bloodwise, a UK charity. Mr. Ormerod is a graduate of Oxford University.
Lori A. Walker. Ms. Walker has served as a non-executive director since June 2014. Ms. Walker previously served as Chief Financial Officer and Senior Vice President of The Valspar Corporation from 2008 to 2013, where she led the Finance, IT and Communications teams. Prior to that position, Ms. Walker served as Valspar’s Vice President, Controller and Treasurer from 2004 to 2008, and as Vice President and Controller from 2001 to 2004. Prior to joining Valspar, Ms. Walker held a number of roles with progressively increasing responsibility at Honeywell Inc. during a 20-year tenure, with her last position there serving as director of Global Financial Risk Management. Ms. Walker currently serves as the Audit Committee Chair of Compass Minerals International, Inc. and is a member of its Nominating & Governance Committee. In addition, Ms. Walker became Chair of the Audit Committee for Hayward Industries in March 2021. She also serves as the Audit Committee Chair of Southwire Company, LLC, a private company, and is also a member of its Human Resources Committee. Ms. Walker holds a Bachelor of Science of Finance from Arizona State University and attended the Executive Institute Program and the Director’s College at Stanford University.
Martha Brooks. Ms. Brooks has served as a non-executive director since June 2016. Ms. Brooks was until her retirement in May 2009, President and Chief Operating Officer of Novelis Inc, where she held senior positions since 2005. From 2002 to 2005, she served as Corporate Senior Vice President and President and Chief Executive Officer of Alcan Rolled Products, Americas and Asia. Before she joined Alcan, Ms. Brooks served 16 years with Cummins, the global leader in diesel engine and power generation from 1986 to 2002, ultimately running the truck and bus engine business. She is currently a director at The Volvo Group (AB Volvo) where she serves as a member of the Audit Committee; a director at Jabil Circuit Inc., where she serves as a member of the Nominating and Governance Committee; and a director of CARE Enterprises Inc., a for profit subsidiary of CARE USA, where she served as board Co-Chair until 2021, and remains a director. She served as the Chair of the Women Corporate Directors’ Compensation and Human Capital Committee Peer Group from June 2020 until June 2022, which devised and led programming for 250 director members. She has previously served as a director of Bombardier Inc., Harley Davidson and International Paper. Ms. Brooks holds a BA in Economics and Political Science and a Master’s in Public and Private Management from Yale University.
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
Isabelle Boccon-Gibod. Ms. Boccon-Gibod has served as a non-executive director since May 2021. Ms. Boccon-Gibod served as Executive Vice-President of the Sequana Group from 2009 to 2013 and was advisor to the deputy CEO of the Sequana Group from 2006 to 2009. She started her career with the International Paper Group, where she held various senior management positions in the U.S., in the United Kingdom and in France. Ms. Boccon-Gibod has served as a non-executive director on the Boards of Arkema S.A., as permanent representative of Fonds Stratégique de Participations, since 2014, Legrand S.A. since 2016, Fonds Adie since 2018 and served on the Gaztransport & Technigaz SA Board from 2020 to 2022. She is also on the Boards of two private companies Paprec since 2014 and Arc Holdings since 2019. A French citizen, Ms. Boccon-Gibod holds a Masters in Engineering from Ecole Centrale de Paris and a Master of Science in Industrial Engineering from Columbia University (NYC).
Christine Browne. Ms. Browne has served as a non-executive director since May 2021. Ms. Browne has extensive experience in the airline industry, including Iberia, First Choice Airways and TUI. At TUI, Ms. Browne was Managing Director of Thomson Airways from 2007 to 2014, and Managing Director of TUI Airlines from 2014 to 2015. More recently, Ms. Browne served as Chief Operating Officer of EasyJet from 2016 to 2019. Ms. Browne has been a non-executive director of Vistry Group PLC since 2014, and of Kier Group PLC since 2022. She also served on the Board of Norwegian Air Shuttle ASA from 2020 to 2022. A British national, Ms. Browne holds a Doctorate of Science (Honorary) for Leadership in Management from the University of Ulster and a Bachelors in Modern Languages from Queen’s University. Ms. Browne was awarded an OBE (Order of the British Empire) in 2013 for services to the aviation industry.
Jean-Philippe Puig. Mr. Jean-Philippe Puig has served as a non-executive director since May 2021. Mr. Puig has served as Chief Executive Officer of the Avril Group (oils and proteins industry) since 2012. Prior to joining the Avril Group, Mr. Puig was President of the Primary Metal Division for the EMEA region at Rio Tinto Alcan from 2008 to 2011. He started his career in the aluminium industry, holding various senior executive management positions with Pechiney, Alcan then Rio Tinto Alcan in France, Greece and Australia, accumulating over 28 years’ experience and gaining significant industrial expertise in the mineral extraction business. Mr. Puig has served as a Board member representing Financière Senior Cinqus at CEVA Santé animale (Animal healthcare) since 2020, as Chairman of the Supervisory Board representing Avril S.C.A. of AgroInvest (Development Fund) since 2014, and as Chairman of the Supervisory Board representing Avril S.C.A. of CapAgro SAS (Capital Risk Fund) since 2014. A French national, Mr. Puig holds a PhD with honors in Applied Chemistry from the Ecole Nationale Supérieure de Chimie de Paris.
Jean-François Verdier. Mr. Verdier has served as Employee Director since December 2021. Mr. Verdier has served as an Engineering Project Manager at Constellium’s Issoire, France facility since 2006. He was responsible for designing and building the Airware® casthouse and for introducing an innovative system on the Issoire plant’s rolling mill. He has also led engineering and Black Belt manufacturing missions for several of Constellium’s plants including Ussel and Montreuil-Juigné in France, and Sierre and Steg in Switzerland. Previously, he worked on industrialization programs in France and Canada, including Airware® casting and recycling projects. Mr. Verdier started working for Constellium in 1988 as a metallurgist in Issoire and has significant experience in the aluminium industry. A French national, Mr. Verdier graduated as an engineer from Polytech Clermont-Ferrand University (formerly CUST) in France.
Wiebke Weiler. Ms. Weiler has served as Employee Director since December 2021. Ms. Weiler has served as a Reliability Engineer at Constellium’s Singen, Germany facility since 2019. In her current position, she is responsible for the development and integration of maintenance strategies to prevent breakdowns of critical infrastructure equipment at the Singen site. Previously, she worked in a variety of positions in the aerospace and automotive industries with a strong focus on design engineering, manufacturing processes and maintenance, gaining significant experience in those industries. Before joining Constellium, Ms. Weiler served as Maintenance Manager and Manufacturing Engineer at Aerospace Transmission

Technologies, a joint venture of Liebherr-Aerospace and Rolls-Royce, from 2016 - 2019, after gaining extensive manufacturing process knowledge as a Tool & Fixture Design Engineer at the Liebherr-Aerospace facility in Friedrichshafen, Germany from 2013 - 2016. From 2008 - 2012, Ms. Weiler participated in a dual study program at Continental AG in Hannover, Germany.
Emmanuel Blot. Mr. Blot has served as a non-executive director since June 2022. Mr. Blot joined Bpifrance Investissement in 2012 and is currently Investment Director and Head of the Listed Investments Practice (Large Cap). In his current position at Bpifrance Investissement, Mr. Blot has led several investment processes in listed companies and has followed many investments, including Constellium SE, which he has been monitoring for ten years. He was previously a sell-side equity analyst at Kepler Cheuvreux (2007-2008), Bryan, Garnier & Co (2009-2010) and at Oddo BHF (2010-2012) covering first Aerospace & Defense stocks then the Capital Goods sector. Since May 2022, Mr. Blot has served as a non-executive director on the Board of Mersen SA, as a permanent representative of Bpifrance Participations. A French citizen, Mr. Blot graduated from ESSEC Business School in Paris in 2009.
The following persons are our executive officers as of the date of this Annual Report (ages are given as of March 10, 2023). The business address of each of our executive officers listed below is c/o Constellium, Washington Plaza, 40-44 rue Washington, 75008 Paris, France.

Name	Age	Title
Jean-Marc Germain	57	Chief Executive Officer
Peter R. Matt	60	Executive Vice President and Chief Financial Officer
Peter Basten	47	President, Packaging and Automotive Rolled Products business unit
Ingrid Joerg	53	President, Aerospace and Transportation business unit
Philippe Hoffmann	57	President, Automotive Structures and Industry business unit
Ludovic Piquier	50	Senior Vice President Manufacturing Excellence and Chief Technical Officer
Philip Ryan Jurkovic	51	Senior Vice President and Chief Human Resources Officer
Nicolas Brun	56	Senior Vice President, Public Affairs, Communications and Sustainability
Jeremy Leach	61	Senior Vice President and Group General Counsel
Vittorio Rossetti	58	Senior Vice President, Chief Information Officer and Chief Digital Officer
The following paragraphs set forth biographical information of our executive officers (other than Mr. Germain, whose biographical information is set forth above in the description of biographical information of our directors):
Peter R. Matt. Mr. Matt has served as our Executive Vice President and Chief Financial Officer since January 1, 2017. From November 2016 to December 2016 he served as our Chief Financial Officer Designate. Prior to joining Constellium, he spent 30 years in investment banking at Credit Suisse where he built leading metals and diversified industrials coverage practices. From 2010 to 2015, he was the Managing Director and Group Head at Credit Suisse responsible for managing the firm’s Global Industrials business in the Americas. Mr. Matt has served on the Board of Commercial Metals Corporation since June 2020. He is a graduate of Amherst College. Mr. Matt has decided to leave the Company to pursue another career opportunity and will continue to serve as our Executive Vice President and Chief Financial Officer until April 1, 2023.
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
Philippe Hoffman. Mr. Hoffmann has served as President of our Automotive Structures and Industry business unit since October 2020. He previously held numerous leadership positions in the company, including Managing Director for Constellium’s Hard Alloys and Large Extrusion business, Vice President Rolled Products Europe for our Aerospace and Transportation business unit, and Vice President and Managing Director Automotive Structures. During his extensive career in the aluminium industry, Mr. Hoffmann held various manufacturing, strategic, and management roles, serving our automotive, industry, transportation and aerospace customers across Europe and North America. Mr. Hoffmann is a graduate of INSEAD Business School and of the École Nationale Supérieure des Mines with a Master in Physics and Material Science. He holds a Master of International Management from the International Master Program for Managers (IMPM), which includes studies at McGill (Canada), Lancaster University (UK), IIMB (India), KDI School (Korea), INSEAD (France) and JAIST (Japan).
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
Non-Executive Director Compensation
In 2022, the compensation structure for our non-executive directors was the same as in 2021. That is, it consisted of (i) Annual retainer fees, (ii) Committee membership fees, (iii) Committee Chair fees following a formulaic approach (200% of the Committee membership fee), and (iv) cash paid in lieu of the former annual RSU grant:
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
•an annual fee of €6,000 for members of the Safety and Sustainability Committee
•an additional annual fee of €6,000 for the Chair of the Safety and Sustainability Committee
Cash paid in lieu of the former annual RSU grant
•annual cash of $95,000 for the Chairman of the Board
•annual cash of $75,000 for our other non-executive directors
Upon the Transfer, the equivalent of the RSU grant that had been previously granted on an annual basis was replaced with quarterly cash payments, starting in the third quarter of 2020.
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

The following table sets forth the remuneration paid during our 2022 fiscal year to our non-executive directors:

Name	Annual Retainer Fees	Chair Fees	Membership Fees	Cash paid in lieu of the former RSU grant(1)	Total
Richard B. Evans(2)	€45,179	€49,349	€9,730	€59,909	€164,167
Werner P. Paschke(3)	€48,654	€—	€8,341	€47,296	€104,291
Michiel Brandjes	€70,000	€6,000	€12,000	€69,758	€157,758
John Ormerod	€70,000	€1,846	€18,000	€69,758	€159,604
Lori A. Walker	€70,000	€12,000	€18,000	€69,758	€169,758
Martha Brooks	€70,000	€8,000	€18,154	€69,758	€165,912
Stéphanie Frachet(4)	€—	€—	€—	€—	€—
Isabelle Boccon-Gibod	€70,000	€—	€9,693	€69,758	€149,451
Christine Browne	€70,000	€—	€20,000	€69,758	€159,758
Jean-Christophe Deslarzes	€68,462	€20,000	€14,000	€75,799	€178,261
Jean-Philippe Puig	€70,000	€—	€8,462	€69,758	€148,220
Jean-François Verdier(5)	€—	€—	€—	€—	€—
Wiebke Weiler(5)	€—	€—	€—	€—	€—
Emmanuel Blot(6)	€—	€—	€—	€—	€—
Total	€652,295	€97,195	€136,380	€671,310	€1,557,180
__________________
(1)$23,750 (per quarter) for the Chairman and $18,750 (per quarter) for each other non-executive director converted in euros at the exchange rates of the date of each Board meeting.
(2)Mr. Evans’ term ended after the annual general meeting of shareholders on June 10, 2022. Compensation presented from January 1 through June 10, 2022.
(3)Mr. Paschke’s term ended after the annual general meeting of shareholders on June 10, 2022. Compensation presented from January 1 through June 10, 2022.
(4)Ms. Frachet’s term ended after the annual general meeting of shareholders on June 10, 2022. Ms. Frachet did not receive any fees for her services as a non-executive director.
(5)Both of the non-executive employee directors had and continue to have employee contracts with subsidiaries of the Company and are paid remuneration in line with market practices and in accordance with their positions as employees. They do not receive any fees for their services as non-executive employee directors.
(6)Mr. Blot was appointed at the annual general meeting of shareholders on June 10, 2022. Mr. Blot does not receive any fees for his services as a non-executive director.
Share Ownership Guidelines for Non-Executive Directors
In 2019, we adopted Share Ownership Guidelines (SOGs) for our non-executive directors to further encourage minimum levels of ownership and to foster additional alignment between the non-executive directors and shareholder interests (the SOGs do not apply to Mr. Verdier, Ms. Weiler and Mr. Blot, who do not receive compensation in respect of their services as non-executive directors). The non-executive directors are required to hold a fixed value in Constellium shares as follows:
•$500,000        Chairman of the Board
•$250,000        Other non-executive directors

The SOGs give the non-executive directors five years to achieve guideline levels of ownership. With the exception of our four non-executive directors appointed in 2021 (Ms. Boccon-Gibod, Ms. Browne, Mr. Deslarzes and Mr. Puig), all of our other non-executive directors met the SOGs in 2022.
Officer Compensation
The table below sets forth the remuneration paid during our 2022 fiscal year to certain of our executive officers. They include Jean-Marc Germain, our Chief Executive Officer, Peter Matt, our Executive Vice President and Chief Financial Officer, Peter Basten, our President Packaging & Automotive Rolled Products, Ingrid Joerg, our President Aerospace & Transportation, and Philippe Hoffmann, our President, Automotive Structures & Industry. The remuneration information for our executive officers other than our Chief Executive Officer Jean-Marc Germain and our Executive Vice President and Chief Financial Officer Peter Matt (namely, Peter Basten, Ingrid Joerg and Philippe Hoffmann) is presented on an aggregate basis in the row “Other Executive Officers” in the table below.

Name	Base Salary Paid	2021 Bonus (EPA) Paid in 2022	Equity Awards(1)	Retirement /Pension(2)	Other Compensation(3)	Total(4)
Jean-Marc Germain	€1,061,298	€1,910,337	€5,151,478	€26,128	€158,980	€8,308,221
Peter Matt	€686,274	€899,486	€1,884,697	€26,128	€79,490	€3,576,075
Other Executive Officers	€1,798,183	€2,197,436	€2,713,953	€211,025	€40,036	€6,960,633
_________________
(1)The amount reported as Equity Awards represents the grant date fair value of the awards granted in 2022, computed in accordance with IFRS 2. Jean-Marc Germain was granted the following in March 2022: (a) 158,858 performance-based restricted stock units (“PSUs”) (which can become a maximum of 317,716 shares); and (b) 81,037 restricted stock units ("RSUs"). Peter Matt was granted the following in March 2022: (a) 58,119 PSUs (which can become a maximum of 116,238 shares); and (b) 29,648 RSUs. Our other executive officers listed were granted, in the aggregate, 83,691 PSUs (which can become a maximum of 167,382 shares) and 42,693 RSUs. The PSUs vest on the third anniversary of the date of grant, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0-200%. RSUs vest 100% on the third anniversary of the date of grant, subject to continued service. See hereafter “2022 Long-Term Incentive Plan” for a description of market-related performance conditions. See also Note 30 to the Consolidated Financial Statements for more information.
(2)Retirement / Pension represents amounts contributed by the Group during the 2022 fiscal year in the US and Switzerland as part of the overall employer retirement / pension requirements apportioned to the base salary of these individuals.
(3)Other compensation for Mr. Germain and Mr. Matt include car allowance, parking, tax services and premiums for health, life and long-term disability insurance as well as non-qualified restoration contributions under the Constellium US Holdings I, LLC U.S. Non-qualified Deferred Compensation and Restoration Plan. Other compensation for Ms. Joerg as well as for Messrs. Basten and Hoffmann include car allowance, lunch allowance, tax and medical services and premiums for life and long-term disability insurance.
(4)The total compensation paid to such executive officers, including Messrs. Germain and Matt, during our 2022 fiscal year amounted to €9,094,801, consisting of (a) an aggregate base salary of €3,545,755, (b) aggregate short-term incentive compensation of €5,007,259, (c) aggregate contribution to the retirement / pensions for such executive officers of €263,281, and (d) aggregate other compensation in an amount equal to €278,506. All compensation amounts for the CEO, CFO and the U.S.-based executive officers were converted to euros using an exchange rate of 0.9518. All compensation amounts for the Swiss-based executive officers were converted to euros using an exchange rate of 0.9962.
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

Share Ownership Guidelines for Executive Officers
In 2018, we adopted Share Ownership Guidelines (SOGs) for our executive officers to further encourage minimum levels of ownership and to further foster alignment between the Executive Committee and shareholder interests. The SOGs are as follows:
•400% of base salary    CEO
•200% of base salary    CFO and Business Unit Presidents
•100% of base salary    Other executive officers
The SOGs give the executive officers five years to achieve guideline percentages. All of our executive officers met the SOGs in 2022.
Non-qualified Deferred Compensation and Restoration Plan
A select group of highly compensated employees of Constellium US Holdings I, LLC and certain other subsidiaries and affiliates (including Messrs. Germain and Matt) is eligible to participate in the Constellium US Holdings I, LLC U.S. Non-qualified Deferred Compensation and Restoration Plan (“DCRP”). The DCRP allows such employees to defer up to 85% of their annual Employee Performance Award. The DCRP is also a non-qualified restoration plan for employer contributions that cannot be made to our 401(k) plan due to the Code Section 401(a)(17) annual limit on compensation paid under a qualified plan. The restoration contribution equals 9% of total eligible 2022 pay (base salary plus bonus award paid in 2022) in excess of this limit. The 9% consists of the 6% employer matching contribution and the 3% non-elective retirement contribution. Restoration contributions are 100% vested.
Distributions are made as a lump sum after separation from service, unless the participant elects to receive one to 10 annual payments beginning at least one year after separation from service.
Each participant directs investment of his or her individual account under the DCRP. The DCRP provides a broad range of market-based investments that may be changed daily. Benefits due under the DCRP are paid from our general assets, although we also maintain a rabbi trust that may be used to pay benefits. The trust and the funds held in it are Group assets. In the event of our bankruptcy, DCRP participants would be unsecured general creditors.
Say-On-Pay
As a foreign private issuer listed on the NYSE and a company not listed on a regulated French stock exchange, the Company is not subject to the Say-On-Pay regime for French listed companies.
2022 Employee Performance Award Plan
Each of our executive officers, among other selected employees, participates in the Employee Performance Award Plan (which we refer to as the “EPA”). The EPA is an annual cash bonus plan intended to provide performance-related award opportunities to employees contributing substantially to the success of Constellium. Under the EPA, participants are provided opportunities to earn cash bonuses (expressed as a percentage of base salary, and paid in the year following the performance period) based on the level of achievement of certain Financial and ESG Objectives as approved by our Human Resources Committee for the applicable annual performance period, as well as Individual Objectives established by the applicable participant’s supervisor (as described below).
The three components of bonuses awarded under the EPA for 2022 had the following weights:
•Financial Objectives — 65%
•ESG Objectives — 15%
•Individual Objectives — 20%
The Financial Objectives are calculated on an annual basis and take into account two components as defined and reported by the Group’s corporate controller: Adjusted EBITDA (50%) and Free Cash Flow (15%). To promote synergies throughout the Group, the EPA is designed to encourage individual plants, business units and our corporate division to work closely together to achieve common strategic, operating and financial goals. Therefore, the Financial Objectives are defined, depending on the level of the employee, as a combination of the financial results of the Group and those of the business unit and / or operating unit/site. The threshold performance level for the Financial Objectives is set at 80% of the target level for Adjusted EBITDA and 75 million below the target level for Free Cash Flow. If threshold performance is not achieved for a Financial Objective, there is no payout. Between threshold performance and target performance, payouts increase linearly from 0% to 100%. The maximum performance level is set at 120% of the target level for Adjusted EBITDA and 75 million above the target level for Free Cash Flow. Achieving maximum performance level for a Financial Objective results in a payout of 200%, with payouts increasing linearly from 100% to 200%.
The ESG Objective is newly (since 2022) divided into EHS (5%), diversity (5%) and carbon emissions (5%) components. The EHS metric is measured quarterly at the Group, business unit or operating unit/site level, while diversity and carbon emission are measured annually at the Group level. Payout for ESG Objectives can range from 0% to 200%.
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
The EPA 2022 was applicable to approximately 2,200 employees worldwide, including all of our executive officers. For its payout in 2023, the following results were earned by our employees:
•Financial Objectives: The payouts ranged from 0% to 200%;
•ESG Objectives: The payouts ranged from 50% to 200%;
•Individual Objectives: The payouts ranged from 0% to 200%. The payout for Mr. Germain was 160%.

Constellium SE 2013 Equity Incentive Plan
Our share-based compensation plan is the Constellium SE 2013 Equity Incentive Plan (the “Plan”). The principal purposes of the Plan are to focus our officers and employees on business performance to help create shareholder value, to encourage innovative approaches to the business of the Group and to encourage ownership of our ordinary shares by officers and employees. The Plan is also intended to recognize and retain our key employees needed to sustain and ensure our future and business competitiveness.
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
•only officers (including the CEO), the Chairman of the Board of Directors and employees are eligible to receive share-settled awards (as described above under “Eligibility”); and
•persons holding more than 10% of the Company’s share capital prior to grant or as a result of the award are ineligible.
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

2022 Long-Term Incentive Plan
The 2022 Long-Term Incentive Plan (which we refer to as the “2022 LTIP”) had the same plan design as the previous year. For our executive officers, as well as for other selected employees, awards consisted of PSUs and RSUs. For other selected employees, awards consisted of RSUs only. These awards were granted on March 10, 2022, and are subject to a three-year cliff vesting period, subject to the participant’s continued service through the applicable vesting date, and for PSUs, certain market-related performance conditions being satisfied.
With regard to PSUs, for the purposes of computing the Constellium Total Shareholder Return (the “Constellium TSR”), (i) the stock price at the beginning of the performance period is deemed to be the average closing share price for the 20 trading days preceding the grant date, and (ii) the stock price at the end of the performance period is deemed to be the average closing share price for the 20 trading days preceding the third anniversary of the grant date. Constellium measures itself against a peer group consisting of the S&P MidCap 400 Materials Index and the S&P SmallCap 600 Materials Index (the “Comparator Group”), which represents approximately 60 constituents. The 20-day average starting point of a Constellium share for the March 10, 2022 grant date was $18.64. The level of achievement shall be determined by comparing the Constellium TSR to the average of the TSRs of the two indices indicated above as follows:
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

Consistent with the 2019 - 2021 Long-Term Incentive Plans, the 2022 LTIP contains a double trigger with respect to the vesting of RSUs and PSUs upon a change in control (i.e. shares do not automatically vest upon a change in control, as vesting requires two triggers: (i) change in control as well as (ii) termination of employment without cause or voluntary termination for good reason). In the event of such a double trigger being applied at any time prior to vesting, unvested RSUs and PSUs will be converted into cash-denominated rights that vest on the date of employment termination. For both RSUs and PSUs, the reference date for the share price will be the date immediately preceding the change in control. For PSUs, the rights will be based on the higher of (I) the base amount (i.e., at target) or (II) the measured TSR on the reference date.
For the 2022 LTIP, 603,023 PSUs at target (which can become 1,206,046 shares at maximum) and 556,360 RSUs were granted on March 10, 2022. Under the 2022 LTIP, 107 participants were granted both PSUs and RSUs and an additional 142 participants were granted RSUs only. On December 31, 2022, 601,947 PSUs at target (which can become 1,203,894 shares at maximum) and 550,258 RSUs were outstanding. 106 participants held both PSUs and RSUs and an additional 136 participants held RSUs only.
For the 2021 Long-Term Incentive Plan (the “2021 LTIP”), 614,555 PSUs at target (which can become 1,229,110 shares at maximum) and 534,499 RSUs were granted on May 11, 2021. Under the 2021 LTIP, 101 participants were granted both PSUs and RSUs and an additional 125 participants were granted RSUs only. On December 31, 2022, 606,078 PSUs at target (which can become 1,212,156 shares at maximum) and 507,429 RSUs were outstanding. 96 participants held both PSUs and RSUs and an additional 110 participants held RSUs only.
For the 2020 Long-Term Incentive Plan (the “2020 LTIP”), 1,049,839 PSUs at target (which can become 2,099,678 shares at maximum) and 910,047 RSUs were granted on April 7, 2020. Under the 2020 LTIP, 99 participants were granted both PSUs and RSUs and an additional 108 participants were granted RSUs only. On December 31, 2022, 977,809 PSUs at target

(which can become 1,955,618 shares at maximum) and 817,759 RSUs were outstanding. 86 participants held both PSUs and RSUs and an additional 90 participants held RSUs only.
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
Employment Agreement with Jean-Marc Germain
Jean-Marc Germain’s employment agreement is dated April 25, 2016 and provides that his annual base salary will be subject to review on an annual basis by the Board of Directors. Mr. Germain’s annual base salary for 2022 was $1,115,000, and has not been raised since 2020. The employment agreement also provides for a target annual bonus, which was increased in 2022 from 120% to 130% of the annual base salary (equal to $1,449,500), and a maximum annual bonus of 195% of the annual base salary (equal to $2,174,250). In respect of his 2021 annual bonus, Mr. Germain received a payment of $2,007,000 in 2022. In addition, Mr. Germain may be granted equity compensation awards at the discretion of the Board of Directors. Mr. Germain was granted the following equity awards in March 2022: (1) 158,858 PSUs (which can become a maximum of 317,716 shares) and (2) 81,037 RSUs. The PSUs vest on the third anniversary of the grant date, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0-200% of the granted (target) number. RSUs vest 100% on the third anniversary of the date of grant, subject to continued service.
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
Employment Agreement with Peter Matt
Peter Matt’s employment agreement is dated as of October 26, 2016 and provides that his annual base salary will be subject to review on an annual basis by Constellium. The employment agreement with Mr. Matt provides for an annual base salary of $700,000 per year until March 31, 2022, which amount was raised to $728,000 per year as of April 1, 2022, a target bonus of 90% of base salary (equal to $655,200), and a maximum annual bonus of 135% (equal to $982,800) of base salary. In respect of his 2021 annual bonus, Mr. Matt received a payment of $945,000 in 2022. In addition, Mr. Matt may be granted equity compensation awards at the discretion of the Board of Directors. Mr. Matt was granted the following equity awards in March 2022: (1) 58,119 PSUs (which can become a maximum of 116,238 shares) and (2) 29,648 RSUs. The PSUs vest on the third anniversary of the grant date, subject to continued service and certain market-related performance conditions being satisfied, and have a vesting range of 0-200% of the granted (target) number. RSUs vest 100% on the third anniversary of the date of grant, subject to continued service.
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
Our Board of Directors currently consists of 12 directors, less than a majority of whom are citizens or residents of the United States. In 2021, the Board held seven meetings with approximately 90% director attendance at all meetings.
Upon the effectiveness of the Transfer on December 12, 2019, the Company ceased to be governed by the laws of the Netherlands but instead became governed by the laws of France and the Articles of Association that became effective upon the Transfer. The Transfer resulted in changes to the rights of shareholders and the governance of the Company.
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
Under French law, the board of directors supervises the management of the executive officers, sets the guidelines for the company’s activities and oversees their implementation. Subject to the powers expressly assigned by law to the shareholders’ meetings and within the limit of the corporate purpose, the board of directors hears any issue relevant to the company’s operation and, by means of its deliberations, settles the matters of concern to it, taking into consideration the social and environmental impact of the company’s activity. The board of directors proceeds with the controls and checks what it deems advisable. Moreover, the board of directors exercises the special powers conferred on it by law.
We currently have a single-tier Board of Directors consisting of one executive director (the CEO) and eleven non-executive directors, two of which are employee directors. For a listing of the current terms of service of our Directors, see “A. Directors and Senior Management” above.
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

The Chief Executive Officer is appointed by the board of directors and may (but is not required to) be a director. He or she is vested with the broadest powers to act in all circumstances in the company’s name. He or she exercises his or her powers within the scope of the corporate purpose and subject to those that the law expressly assigns to shareholders' meetings and the board of directors.
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
Director Election and Vacancies
Under French law, new members of the board of directors of a company are appointed by the general meeting of shareholders by a simple majority. The board of directors which convenes the shareholders’ meeting proposes candidates; shareholders may also propose candidates under certain conditions. The shareholders at the meeting may vote for other candidates than those proposed on the agenda, by a simple majority.
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
Board Composition and Diversity
According to Article L. 225-17 of the French Commercial Code, the appointment of members of the board of directors must seek to achieve a balanced representation of men and women. As of December 31, 2022, our Board of Directors is comprised of twelve members, five of whom are women.

Also, under French law, if the number of permanent employees of a company exceeds 1,000 (including its direct and indirect French subsidiaries) or 5,000 (including its direct and indirect subsidiaries worldwide) for two consecutive fiscal years, an amendment of the articles of association may be required for the board of directors to include at least two directors representing the employees (in companies having more than eight directors) or at least one director representing the employees (in companies having no more than eight directors). Following the amendment by the Company’s Annual General Meeting held on May 11, 2021 of our Articles of Association to allow for such appointment, two employees of the Group were appointed to our Board of Directors by, respectively, the French Group Works Council and the European Works Council.
Chairman of the Board
Pursuant to French law, companies with a single-tier board of directors can choose between the separation of functions of the chairman of the board of directors (Président du conseil d'administration) and chief executive officer (Directeur Général) of the company and the aggregation of such duties. According to our Articles of Association, our Board of Directors can decide to separate, or not separate, the functions of the Chairman of the Board of Directors and Chief Executive Officer.
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
Director Independence
Under French law, there are no director independence requirements for French companies not listed on an EU-regulated market, so we defer to the NYSE requirements. As a foreign private issuer under the NYSE rules, we are not required to have independent Directors on our Board, except to the extent that our Audit Committee is required to consist of independent Directors. However, our Board has determined that, under current NYSE listing standards regarding independence (which we are not currently subject to), and taking into account applicable committee standards, as of December 31, 2022, Messrs. Brandjes, Deslarzes, Ormerod, Puig, and Blot and Mmes. Boccon-Gibod, Brooks, Browne, and Walker are deemed independent directors. Under these standards, Mr. Germain is not deemed independent as he serves as the CEO of the Company, and Mr. Verdier and Ms. Weiler are not deemed independent as they are employees of the Group.
Committees
Under French law, the board of directors may appoint from its members one or more special committees, for which the board sets the composition and powers and which carry out their activity under the board’s responsibility. Each committee shall report on its missions at the meetings of the board of directors. Our Board of Directors has currently four committees: the Audit Committee, the Human Resources Committee, the Nominating and Governance Committee and the Safety and Sustainability Committee.
Audit Committee
As of December 31, 2022, our Audit Committee consisted of four independent directors under the NYSE requirements: Lori Walker (Chair), Isabelle Boccon-Gibod, Christine Browne and John Ormerod. Our Board has determined that at least one member is an “audit committee financial expert” as defined by the SEC and also meets the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act. The Audit Committee held 8 meetings in 2022, with 100% director attendance at all meetings.
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
Human Resources Committee
As of December 31, 2022, our Human Resources Committee consisted of four directors: Martha Brooks (Chair), Christine Browne, Jean-Christophe Deslarzes, and Jean-Philippe Puig. The Human Resources Committee held 6 meetings in 2022, with 100% director attendance at all meetings.
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
Nominating and Governance Committee
As of December 31, 2022, our Nominating and Governance Committee consisted of five directors: John Ormerod (Chair), Isabelle Boccon-Gibod, Michiel Brandjes, Jean-Christophe Deslarzes and Lori Walker. The Nominating and Governance Committee held 4 meetings in 2022, with almost 100% director attendance at all meetings, except for one director who did not attend one meeting.
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
Safety and Sustainability Committee
As of December 31, 2022, our Safety and Sustainability Committee consisted of four directors: Michiel Brandjes (Chair), Emmanuel Blot, Martha Brooks and Jean-Philippe Puig. The Safety and Sustainability Committee held four meetings in 2022, with approximately 90% director attendance at all meetings.
The principal duties and responsibilities of the Safety and Sustainability Committee are:
•to review periodically the Company’s policies, practices and programs with respect to the overall management of safety and sustainability matters, including climate change and environmental matters;
•to oversee the implementation and effectiveness of the Company’s employee safety risk-management procedures, policies, practices, programs and initiatives;
•to review the Company’s record of compliance with laws, regulations and Company policies relating to safety and sustainability matters; and
•to work with and advise the other Board committees in areas that come within the mandate of such committees and that also are part of the Company’s sustainability initiatives.

D.	Employees
As of December 31, 2022, we employed approximately 12,500 employees, including approximately 600 fixed-term contractors as well as approximately 300 apprentices. In addition, we contracted with approximately 800 temporary workers. Approximately 90% of our employees were engaged in production and maintenance activities and approximately 10% were employed in support functions. Approximately 33% of our employees were employed in France, 25% in the United States, 22% in Germany, 6% in Switzerland, and 14% in Eastern Europe and other regions, which percentages are comparable to the distribution of employees geographically in 2021.
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
Equity Incentive Plans
The Company has adopted the Constellium 2013 Equity Plan and the 2022 LTIP thereunder pursuant to which certain of our directors, executive officers and employees are currently eligible to receive equity awards. See “—Constellium SE 2013 Equity Incentive Plan” and “— 2022 Long-Term Incentive Plan” above.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth the major shareholders of Constellium SE as known by us or ascertained from public filings made by our major shareholders (each person or group of affiliated persons who is known to be the beneficial owner of more than 5% of ordinary shares) and the number and percentage of ordinary shares owned by each such shareholder, in each case as of March 10, 2023.
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

The beneficial ownership percentages in this table have been calculated on the basis of the total number of ordinary shares.

Name of beneficial owner	Number of ordinary shares		Beneficial ownership percentage
Caisse des Dépôts (f/k/a Caisse des Dépôts et Consignations), Bpifrance Participations S.A., Bpifrance S.A. (f/k/a BPI-Groupe), EPIC Bpifrance (f/k/a EPIC BPI-Groupe)	16,393,903	(1)	11.4%
T. Rowe Price Investment Management, Inc.	14,604,987	(2)	10.1%
BlackRock, Inc.	11,513,896	(3)	8.0%
FMR LLC	11,167,375	(4)	7.7%
Janus Henderson Group plc	10,407,176	(5)	7.2%
Directors and Senior Management
Michiel Brandjes	52,000	(6)	*
John Ormerod	22,263	(7)	*
Lori A. Walker	35,044	(8)	*
Martha Brooks	144,641	(9)	*
Isabelle Boccon-Gibod	10,000	(10)	*
Christine Browne	5,000	(11)	*
Jean-Christophe Deslarzes	8,510	(12)	*
Jean-Philippe Puig	17,000	(13)	*
Jean-François Verdier	41	(14)	*
Wiebke Weiler	—	(15)	*
Emmanuel Blot	—	(16)
Jean-Marc Germain	1,184,594	(17)	*
Peter R. Matt	536,180	(18)	*
Ingrid Joerg	214,496	(19)	*
Peter Basten	294,271	(20)	*
Philippe Hoffmann	85,163	(21)	*
___________
*Represents beneficial ownership of less than 1%.
(1)This information is based on a Schedule 13D/A filed with the SEC on November 8, 2017, which share amount is reconfirmed in a Form 13F dated February 13, 2023. Bpifrance Participations S.A. (f/k/a Fonds Stratégique d’Investissement, “Bpifrance”) is a French public investment fund specializing in the business of equity financing via direct investments or fund and a wholly owned subsidiary of Bpifrance S.A., a French financial institution (“Bpifrance S.A.”). Caisse des Dépôts (“CDC”) and EPIC Bpifrance (“EPIC”) each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance. Bpifrance holds directly 16,393,903 ordinary shares of the Company. As of the date hereof, neither Bpifrance S.A., CDC nor EPIC holds any ordinary shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 16,393,903 ordinary shares of the Company, indirectly through its sole ownership of Bpifrance. CDC and EPIC may be deemed to be the beneficial owners of 16,393,903 ordinary shares of the Company, indirectly through their joint ownership and control of Bpifrance S.A. The principal address for CDC is 56, rue de Lille, 75007 Paris, France and for Bpifrance, Bpifrance S.A. and EPIC is 27-31 avenue du Général Leclerc, 94700 Maisons-Alfort, France.
(2)This information is based on a Schedule 13G/A filed with the SEC on February 14, 2023 reporting beneficial ownership as of December 31, 2022. T. Rowe Price Investment Management, Inc. has sole dispositive power with respect to 14,604,987 ordinary shares and sole voting power with respect to 4,673,727 ordinary shares. The principal business address of T. Rowe Price Investment Management, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

(3)This information is based on a Schedule 13G/A filed with the SEC on February 3, 2023 reporting beneficial ownership as of December 31, 2022. BlackRock, Inc. has sole dispositive power with respect to 11,513,896 ordinary shares and sole voting power with respect to 11,101,161 ordinary shares. The principal business address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.
(4)This information is based on a Schedule 13G filed with the SEC on February 9, 2023 reporting beneficial ownership as of December 31, 2022. FMR LLC has sole dispositive power with respect to 11,167,375 ordinary shares and sole voting power with respect to 11,166,374 ordinary shares. The principal business address of FMR LLC is 245 Summer Street, Boston, MA 02210.
(5)This information is based on a Schedule 13G/A filed with the SEC on February 10, 2023 reporting beneficial ownership as of December 31, 2022. Janus Henderson Group plc (“Janus Henderson”) has shared dispositive power with respect to 10,407,176 ordinary shares and shared voting power with respect to 10,407,176 ordinary shares. Janus Henderson has a 100% ownership stake in Janus Henderson Investors U.S. LLC (“JHIUS”), Janus Henderson Investors UK Limited (“JHIUKL”) and Janus Henderson Investors Australia Institutional Funds Management Limited (“JHIAIFML”), (each an “Asset Manager” and collectively as the “Asset Managers”). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, JHIUS may be deemed to be the beneficial owner of 10,407,176 ordinary shares or 7.3% of the shares outstanding of Constellium Ordinary Shares held by such Managed Portfolios. However, JHIUS does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. Janus Henderson Contrarian Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed Portfolios to which JHIUS provides investment advice. The principal business address of Janus Henderson Group plc is 201 Bishopsgate, EC2M 3AE, United Kingdom, and the principal business address of Janus Henderson Contrarian Fund is 151 Detroit Street, Denver, Colorado 80206.
(6)Consists of 52,000 ordinary shares held directly by Mr. Brandjes.
(7)Consists of 15,640 ordinary shares held directly by Mr. Ormerod, and 6,623 ordinary shares held indirectly in a self-employed pension trust.
(8)Consists of 35,044 ordinary shares held directly by Ms. Walker.
(9)Consists of 144,641 ordinary shares, including: (i) 42,641 shares held directly by Ms. Brooks, as well as 22,000 shares held indirectly by Ms. Brooks in her husband's brokerage account for which she is the beneficiary, and (ii) 80,000 ordinary shares indirectly held by Ms. Brooks through a family limited partnership for which she has shared voting power and shared dispositive power. Out of the 80,000 shares held by Ms. Brooks through the family limited partnership, Ms. Brooks has beneficial ownership of 14,480 of such shares and her husband has beneficial ownership of 1,920 shares for which she is the beneficiary, and she disclaims beneficial ownership of 63,600 shares because she does not have the right to receive proceeds from the sale of, or dividends with respect to such shares.
(10)Consists of 10,000 ordinary shares held directly by Ms. Boccon-Gibod.
(11)Consists of 5,000 ordinary shares held directly by Ms. Browne.
(12)Consists of 8,510 ordinary shares held directly by Mr. Deslarzes.
(13)Consists of 17,000 ordinary shares held directly by Mr. Puig.
(14)Consists of 41 ordinary shares held directly by Mr. Verdier and no RSUs or PSUs were granted in 2022.
(15)No ordinary shares are held by Ms. Weiler and no RSUs or PSUs were granted in 2022.
(16)No ordinary shares are held by Mr. Blot.
(17)Consists of 1,184,594 ordinary shares held by Mr. Germain, including 484,594 held directly, 350,000 ordinary shares held directly through the JMG Irrevocable Trust, and 350,000 ordinary shares held indirectly through the

FG Irrevocable Trust, for which he is a beneficiary. Excludes the remaining portions of previous grants: 312,481 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 7, 2023, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 159,404 ordinary shares underlying unvested RSUs that will vest on April 7, 2023, subject to continued service; 175,540 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 11, 2024, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 89,547 ordinary shares underlying unvested RSUs that will vest on May 11, 2024, subject to continued service; 158,858 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on March 10, 2025, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 81,037 ordinary shares underlying unvested RSUs that will vest on March 10, 2025, subject to continued service.
(18)Consists of 536,180 ordinary shares held directly by Mr. Matt. Excludes the remaining portions of previous grants: 109,791 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 7, 2023, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 56,007 ordinary shares underlying unvested RSUs that will vest on April 7, 2023, subject to continued service; 63,833 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 11, 2024, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 32,562 ordinary shares underlying unvested RSUs that will vest on May 11, 2024, subject to continued service; 58,119 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on March 10, 2025, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 29,648 ordinary shares underlying unvested RSUs that will vest on March 10, 2025, subject to continued service.
(19)Consists of 214,496 ordinary shares held directly by Ms. Joerg. Excludes the remaining portions of previous grants: 50,224 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 7, 2023, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 25,620 ordinary shares underlying unvested RSUs that will vest on April 7, 2023, subject to continued service; 30,748 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 11, 2024, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 15,686 ordinary shares underlying unvested RSUs that will vest on
May 11, 2024, subject to continued service; 27,897 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on March 10, 2025, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 14,231 ordinary shares underlying unvested RSUs that will vest on March 10, 2025, subject to continued service.
(20)Consists of 294,271 ordinary shares held directly by Mr. Basten. Excludes the remaining portions of previous grants: 50,224 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 7, 2023, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 25,620 ordinary shares underlying unvested RSUs that will vest on April 7, 2023, subject to continued service; 30,748 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 11, 2024, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 15,686 ordinary shares underlying unvested RSUs that will vest on
May 11, 2024, subject to continued service; 27,897 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on March 10, 2025, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 14,231 ordinary shares underlying unvested RSUs that will vest on March 10, 2025, subject to continued service.
(21)Consists of 85,163 ordinary shares held directly by Mr. Hoffmann. Excludes the remaining portions of previous grants: 14,292 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on April 7, 2023, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 13,540 ordinary shares underlying unvested RSUs that will vest on April 7, 2023, subject to continued service; 30,748 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on May 11, 2024, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 15,686 ordinary shares underlying unvested RSUs that will vest on May 11, 2024, subject to continued service; 27,897 ordinary shares underlying unvested PSUs that could vest ranging from 0% to 200% of target on March 10, 2025, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period; and 14,231 ordinary shares underlying unvested RSUs that will vest on March 10, 2025, subject to continued service.

None of our principal shareholders have voting rights different from those of our other shareholders.
The registrar and transfer agent for our Company reported that, as of December 31, 2022, 144,291,033 of our ordinary shares were held by 3 holders of record in the United States.

B.	Related Party Transactions
Amended and Restated Shareholders Agreement and Related Transactions
The Company, Apollo Omega, Rio Tinto and Bpifrance entered into an amended and restated shareholders agreement on May 29, 2013 (the “Shareholders Agreement”). The Shareholders Agreement terminated with respect to Apollo Omega and Rio Tinto in connection with certain of their respective sales of our ordinary shares. The Shareholders Agreement provides for, among other things, piggyback registration rights and demand registration rights for Bpifrance for so long as Bpifrance owns any of our ordinary shares.
In addition, the Shareholders Agreement provides that, except as otherwise required by applicable law, Bpifrance will be entitled to designate for binding nomination one director to our Board of Directors so long as its percentage ownership interest is equal to or greater than 4% or it continues to hold all of the ordinary shares it subscribed for at the closing of the acquisition (such share number adjusted for the pro rata share issuance). Any such nominee director will be elected by our shareholders acting at a general meeting upon a binding nomination by the Board of Directors. Under the Shareholders Agreement, the Company also agreed to share financial and other information with Bpifrance to the extent reasonably required to comply with its tax, investor or regulatory obligations and with a view to keeping Bpifrance properly informed about the financial and business affairs of the Company. The Shareholders Agreement contains provisions to the effect that Bpifrance is obliged to treat all information provided to it as confidential, and to comply with all applicable rules and regulations in relation to the use and disclosure of such information. Pursuant to the Shareholders Agreement, Mr. Blot was designated by Bpifrance as a nominee, and was then appointed by the shareholders to serve as a director of the Company in June 2022. Mr. Blot joined Bpifrance Investissement in 2012, and is currently Investment Director and Head of the Listed Investments Practice - Large Cap.
Bpifrance Investissement is a subsidiary of Bpifrance, which is a wholly owned subsidiary of Bpifrance S.A. (f/k/a BPI Groupe), a French financial institution jointly owned and controlled by the Caisse des Dépôts, a French special public entity (établissement special) and EPIC Bpifrance (f/k/a EPIC BPI-Groupe), a French public institution of industrial and commercial nature. As of March 10, 2023, Bpifrance owns approximately 11.4% of the Company’s outstanding ordinary shares. On March 28, 2018, Bpifrance Financement, an affiliate of Bpifrance Investissement and of Bpifrance, entered into a revolving credit facility with Constellium Issoire (f/k/a Constellium France) for an aggregate amount of €10 million for the purpose of financing various investments, subject to a commitment fee of 1% per year. The maximum amount of authorized ceiling was set to be reduced each quarter by €833,333.33. Any amount drawn under this facility was set to bear interest at a rate equal to 3 months Euribor (with a floor of 0%) plus 2.5%. The facility could be drawn upon from time to time. On December 31, 2021, this facility expired in accordance with its contractual terms.
On May 13, 2020, one of our French entities, Constellium International S.A.S., entered into a fully committed term loan facility with a syndicate of banks (the “PGE French Facility”) for an aggregate amount of up to €180 million, of which 80% was guaranteed by the French State. Bpifrance Financement provided €30 million of the PGE French Facility. The PGE French Facility was repaid at its maturity in May 2022. For further information on the PGE French Facility, please refer to “Item 10. Additional Information—C. Material Contracts—PGE French Facility”.

C.	Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information
Our Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 are included in this Annual Report at “Item 18. Financial Statements.”

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
Under French law, the board of directors may distribute interim dividends before the approval by the shareholders of the financial statements for the relevant fiscal year when the interim balance sheet, established during or at the close of such year and certified by the auditors, reflects that the company has earned distributable profits since the close of the previous fiscal year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by French law or articles of association, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.
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
We have historically not paid dividends to our shareholders since the time that we became a publicly listed company on the NYSE.

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
The 2021 Euro Notes were senior unsecured obligations of Constellium and were guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guaranteed the 2024 U.S. Dollar Notes. While the 2021 Euro Notes were outstanding, each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guaranteed certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the 2021 Euro Notes was required to guarantee the 2021 Euro Notes.
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
The February 2017 Notes were senior unsecured obligations of Constellium and were guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guaranteed the 2024 U.S. Dollar Notes. While the February 2017 Notes were outstanding, each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guaranteed certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the February 2017 Notes was also required to guarantee the February 2017 Notes.
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
Prior to November 15, 2020, we were permitted to redeem some or all of the 2026 U.S. Dollar Notes at a price equal to 100% of the principal amount of the 2026 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after November 15, 2020, we may redeem the 2026 U.S. Dollar Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.938% during the 12-month period commencing on November 15, 2020, 101.469% during the 12-month period commencing on November 15, 2021, and par on or after November 15, 2022, in each case plus accrued and unpaid interest, if any, to the redemption date.
Prior to November 15, 2020, we were permitted to redeem some or all of the 2026 Euro Notes at a price equal to 100% of the principal amount of the 2026 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after November 15, 2020, we may redeem the 2026 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.125% during the 12-month period commencing on November 15, 2020, 101.063% during the 12-month period commencing on November 15, 2021, and par on or after November 15, 2022, in each case plus accrued and unpaid interest, if any, to the redemption date.
In addition, at any time or from time to time prior to November 15, 2020, we were permitted to, within 90 days of a qualified equity offering, redeem November 2017 Notes of either series in an aggregate amount equal to up to 35% of the original aggregate principal amount of the November 2017 Notes of the applicable series (after giving effect to any issuance of additional November 2017 Notes of such series) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 5.875% for the 2026 U.S. Dollar Notes and 4.250% for the 2026 Euro Notes, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of November 2017 Notes of the series being redeemed would remain outstanding immediately after giving effect to such redemption.
Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding November 2017 Notes at a price in cash equal to 101% of the principal amount of the November 2017 Notes, plus accrued and unpaid interest, if any, to the purchase date.
The November 2017 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the June 2020 Notes, the February 2021 Notes, and the June 2021 Notes, including Constellium US Intermediate Holdings LLC. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium (including the June 2020 Notes, the February 2021 Notes, and the June 2021 Notes) or certain indebtedness of any of the guarantors of the November 2017 Notes must also guarantee the November 2017 Notes.
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
Prior to April 15, 2024, we may redeem some or all of the February 2021 Notes at a price equal to 100% of the principal amount of the February 2021 Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-

whole” premium. On or after April 15, 2024, we may redeem the February 2021 Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102% during the 12-month period commencing on April 15, 2024, 101% during the 12-month period commencing on April 15, 2025, and par on or after April 15, 2026, in each case plus accrued and unpaid interest, if any, to the redemption date.
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
The February 2021 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the November 2017 Notes, the June 2020 Notes and the June 2021 Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantee certain indebtedness of Constellium (including the November 2017 Notes, the June 2020 Notes and the June 2021 Notes) or certain indebtedness of any of the guarantors of the February 2021 Notes must also guarantee the February 2021 Notes.
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
Borrowings under the Delayed Draw Term Loans could be repaid from time to time without premium or penalty, subject to customary “breakage” costs with respect to LIBOR loans and certain excess availability conditions.
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
On April 27, 2021, the Borrowers entered into an Amendment No. 4 (“Amendment No. 4”) to the Pan-U.S. ABL Facility with certain of Constellium SE’s subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent. Amendment No. 4, among other things, extended the facility maturity date to the fifth anniversary of the amendment effective date, reduced the interest rate to LIBOR plus a margin of 1.25%-1.75% or base rate plus a margin of 0.25%-0.75%, provided alternate reference currencies to replace LIBOR, terminated all Term Loan Commitments and deleted the financial maintenance covenant relating to the minimum Borrower EBITDA Contribution.
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
On June 23, 2022, the Borrowers entered into an Amendment No. 6 (“Amendment No. 6”) to the Pan-U.S. ABL Facility with certain of Constellium SE’s subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent. Amendment No. 6, among other things, (i) increased the available commitments thereunder to $500 million, (ii) included an accordion feature which if exercised in full, would allow the Borrowers to increase commitments by $100 million subject to additional lender commitments, borrowing base availability and certain other conditions and (iii) made certain technical changes to the Pan-U.S. ABL Facility, including amending certain definitions and other provisions to replace LIBOR-based benchmark rates applicable to loans outstanding under the Pan-U.S. ABL Facility with a secured overnight financing rate plus a credit spread adjustment of 0.10% (“Term SOFR”), in each case as specified in Amendment No. 6.
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
Interest for revolving facility loans under the Pan-U.S. ABL Facility is calculated, at the applicable Borrower’s election, based on either the Term SOFR or base rate (as calculated by the Administrative Agent in accordance with the Pan-U.S. ABL Facility), as further described below. The Borrowers are required to pay a commitment fee on the unused portion of the Pan-U.S. ABL Facility of 0.25% or 0.375% per annum (determined on a ratio of unutilized revolving credit commitments to available revolving credit commitments).
Subject to customary “breakage” costs with respect to Term SOFR loans, borrowings of revolving loans under the Pan-U.S. ABL Facility may be repaid from time to time without premium or penalty.

The Borrowers’ obligations under the Pan-U.S. ABL Facility are guaranteed by Constellium US Holdings I, LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Intermediate Holdings LLC, and Constellium International (as successor to Constellium Holdco II B.V.). Obligations under the Pan-U.S. ABL Facility are, subject to certain exceptions, secured by substantially all assets of the Borrowers, Constellium US Holdings I, LLC, Constellium Holdings Muscle Shoals LLC, and Constellium US Intermediate Holdings LLC. The guarantee by Constellium International of the Pan-U.S. ABL Facility is unsecured.
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
PGE French Facility (repaid in May 2022)
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
The PGE French Facility was repaid in cash at its maturity in May 2022.
In accordance with French law no. 2020-289 dated March 23, 2020, related ministerial order (arrêté) dated March 23, 2020, as amended from time to time, and pursuant to ministerial order (arrêté) dated May 15, 2020 published on May 16, 2020, 80% of the principal outstanding amount of the PGE Loan benefited from a guarantee of the French State.
Interest payable on the drawn PGE Loan was calculated based on the EURIBOR plus a margin and the cost of the guarantee calculated in accordance with the PGE French Facility, with 1.30% per annum for the margin and 0.50% for the guarantee cost during the first year of the PGE Loan and 1.80% per annum for the margin and 1.00% for the guarantee cost during the second year.
The PGE French Facility contained financial covenants that provided that, on semi-annual testing dates: (i) the Leverage should not have exceeded a specified ratio, beginning at 6.5x for June 30, 2021 and (ii) the Interest Cover Ratio (calculated on a twelve-month basis) should have been at least equal to a specified ratio, beginning at 1.75x for June 30, 2021.
“Leverage” meant the ratio of total net debt on the relevant testing date to the consolidated EBITDA of Constellium SE (of which the French Borrower is a consolidated subsidiary). “Interest Cover Ratio” meant the ratio of the consolidated EBITDA of Constellium SE to the aggregate of (x) the consolidated net financial interest of Constellium SE for that period and (y) the aggregate amount of any other financial expenses invoiced or paid by Constellium SE during that period.

The PGE French Facility also contained customary terms and conditions, including, among other things, negative covenants limiting the ability of the French Borrower, Constellium France Holdco S.A.S., Constellium Issoire S.A.S. and Constellium Neuf Brisach S.A.S. (and, as the case may be, any other French subsidiary of the French Borrower designated by the French Borrower as a material subsidiary), inter alia, to incur debt, grant liens, sell assets, make acquisitions, merge, demerge, amalgamate or enter into corporate reconstruction, enter into joint ventures, make loans and advances (including, in specific events, to other members of the Constellium SE group of companies) and enter into certain derivative transactions.
By a letter dated May 12, 2021, the PGE French Facility was amended to extend the date after which, if Constellium SE were to make a debt capital markets issuance, it would be required to make a voluntary prepayment of the PGE Loan up to the amount of the net proceeds of such issuance (such date extended from May 20, 2021 to August 20, 2021).
Borrowings under the PGE Loan could be repaid from time to time without premium or penalty, subject to customary “breakage” costs and certain mandatory prepayment events as mentioned in the PGE French Facility.
The French Borrower’s obligations under the PGE French Facility were secured by pledges of (i) the shares of Constellium Issoire S.A.S. and Constellium Neuf Brisach S.A.S. owned by Constellium France Holdco S.A.S., and (ii) certain French bank accounts of the French Borrower, Constellium Issoire S.A.S. and Constellium Neuf Brisach S.A.S.
Swiss Facilities (repaid in June 2022)
On April 14, 2020, Constellium Valais SA entered into term facility agreements for loans with credit support from the Swiss Federal Government. These facilities allowed for the borrowing of a combined amount of CHF 20 million, which were uncommitted. The facilities were reduced on a half-year basis by CHF 2.4 million from June 30, 2021 onwards. The Swiss facilities were repaid in cash in June 2022.
German Facilities (expired in 2021)
On July 15, 2020, two of our German entities entered into two credit facilities for a total amount of €50 million, of which 80% was guaranteed by the German government. One of the German facilities had an interest coverage covenant applicable if the facility were drawn. In July 2021, the two German facilities were not drawn and consequently expired in accordance with their contractual terms.
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
European Factoring Agreements
On January 4, 2011, certain of our French subsidiaries (the “French Sellers”) entered into a factoring agreement with GE Factofrance S.A.S., as factor (the “French Factor”), which was amended from time to time and fully restated on December 3, 2015 (the “French Factoring Agreement”). On December 16, 2010, certain of our German and Swiss subsidiaries (the “German/Swiss Sellers”) entered into factoring agreements with GE Capital Bank AG, as factor (the “German/Swiss Factor”), which was amended from time to time or replaced with a factoring agreement entered into on March 26, 2014 (the “Original German/Swiss Factoring Agreements”). On June 26, 2015, our Czech subsidiary (the “Czech Seller,” and together with the German/Swiss Sellers and the French Sellers, the “European Factoring Sellers”) entered into a factoring agreement with GE Capital Bank AG, as factor (the “Czech Factor,” and together with the German/Swiss Factor and the French Factor, the “European Factors”), as amended from time to time (the “Czech Factoring Agreement,” and together with the German/Swiss Factoring Agreements and the French Factoring Agreement, the “European Factoring Agreements”). On May 27, 2016, one of our German subsidiaries, Constellium Rolled Products Singen GmbH & Co. KG (another “German/Swiss Seller”), entered into a factoring agreement with the German/Swiss Factor (the “Additional German/Swiss Factoring Agreement” and, together with the Original German/Swiss Factoring Agreements, the “German/Swiss Factoring Agreements”) while certain of the Original German/Swiss Factoring Agreements were amended.
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
On May 26, 2020, the French Factoring Agreement was amended to (a) extend the maturity to December 31, 2023, (b) add a €20 million recourse tranche to the facility to increase liquidity of the facility on the same asset base and subject to the same terms, and (c) change the interest rate margin (applicable on top of EURIBOR in the discount rate formula) for a range between 0.8% and 1.4% depending on Constellium SE’s credit rating.
On July 21, 2022, the French Factoring Agreement was amended and restated to (a) extend the maturity to December 31, 2027, or January 31, 2026 if on that date, the outstanding principal amount of the November 2017 Notes exceeds €50 million (b) increase the maximum financing amount to €250 million (recourse and non-recourse) with a sublimit of €20 million for the recourse tranche, (c) change the interest rate margin (applying on top of EURIBOR in the discount rate formula) for a range between 0.95% and 1.15% depending on Constellium SE’s credit rating and (d) reduce the fees.
The German/Swiss Factoring Agreements were amended on December 21, 2016 to, among other things, increase the maximum financing amount from €115 million to €150 million, extend the termination date from June 15, 2017 to October 29, 2021, and reduce the fees payable by the German/Swiss Sellers.
On April 30, 2020, the German/Swiss, and Czech Factoring Agreements were each extended to December 31, 2023. On June 30, 2022, the German/Swiss and Czech Factoring Agreements were amended to, among other things, increase the maximum aggregate financing amount to €200 million, extend the termination date to December 31, 2027 and reduce the fees payable by the German/Swiss and Czech Sellers.

The European Factoring Agreements provide for the sale by the European Factoring Sellers to the European Factors of receivables originated by the European Factoring Sellers, subject to a maximum aggregate financing amount of (i) €250 million available to the French Sellers under the French Factoring Agreement and (ii) €200 million available to the German/Swiss Sellers and the Czech Seller under the German/Swiss Factoring Agreements and the Czech Factoring Agreement. The funding made available to the European Factoring Sellers by the European Factors is used by the Sellers for general corporate purposes.
Receivables sold to the European Factors under the European Factoring Agreements are without recourse to the European Factoring Sellers in the event of a payment default by the relevant customer, with a €20 million recourse tranche available under the French Factoring Agreement. The European Factors are entitled to claim the repayment of any amount financed by them in respect of a receivable by withdrawing the financing provided against such assigned receivable or requiring the European Factoring Sellers to repurchase/unwind the purchase of such receivable under certain circumstances, including when (i) the nonpayment of that receivable arises from a dispute between a European Factoring Seller and the relevant customer or (ii) the receivable proves not to have satisfied the eligibility criteria set forth in the European Factoring Agreements. Constellium International (as successor to Constellium Holdco II B.V.) has provided a performance guaranty for the Sellers’ obligations under the European Factoring Agreements.
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
The European Factoring Agreements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants. As of and for the fiscal year ended December 31, 2022, the European Factoring Sellers were in compliance with all applicable covenants under the European Factoring Agreements.
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
Subject to certain customary exceptions, each purchase under the Wise Factoring Facility is made without recourse to the New Wise RPA Seller. The New Wise RPA Seller has no liability to the Wise Factoring Purchasers, and the Wise Factoring Purchasers are solely responsible for the account debtor’s failure to pay any purchased receivable when it is due and payable under the terms applicable thereto. Constellium International (as successor to Constellium Holdco II B.V.) has provided a guaranty for the New Wise RPA Seller’s and Wise Alloys’ performance obligations under the Wise Factoring Facility.
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
Muscle Shoals Factoring Facility
On September 30, 2021, Constellium Muscle Shoals LLC (“Constellium Muscle Shoals”), entered into a Receivables Purchase Agreement (the “Muscle Shoals Factoring Facility”) with Constellium Muscle Shoals Funding III LLC (“Funding III RPA Seller”), Intesa Sanpaolo S.p.A., New York Branch (“Intesa”), as purchaser representative, and Intesa and Deutsche Bank Trust Company Americas (“DB”, together with Intesa, the “CSTM MS Factoring Purchasers”), as purchasers. Under the Muscle Shoals Factoring Facility, Constellium Muscle Shoals and Funding III RPA Seller may, from time to time, sell certain receivables of Constellium Muscle Shoals to the CSTM MS Factoring Purchasers. On December 21, 2021, the Muscle Shoals Facility was amended to permit Constellium Muscle Shoals and Funding III RPA Seller to begin selling receivables relating to a new account debtor. On June 28, 2022, the Muscle Shoals Facility was amended to reduce the size of the facility from $300 million to $200 million, adjust the applicable credit spreads of the account debtors and to transition the Muscle Shoals Facility from LIBOR to SOFR with a discount rate based on Term SOFR plus 1.675-2.05% per annum. Funding III RPA Seller is required to pay a commitment fee in an amount equal to the product of 0.56%, per annum, and the difference between the CSTM MS Factoring Purchasers’ total commitments and their aggregate purchase amounts of receivables purchased under the Muscle Shoals Factoring Facility.
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
In the case of a distribution of dividends by the Company, the French withholding tax treatment described below would apply subject to the French financial intermediary in its capacity as French paying agent of the dividends (such French paying agent and any of its successors acting in the same capacity, the “French Paying Agent”) being provided with the required information and documentation relating to the tax status of the shareholders. Failing that, the withholding tax would be levied at the “default” rate of 25% (except in the case where the dividends are paid in non-cooperative States or territories within the meaning of article 238-0 A 1, 2 and 2 bis-1° of the French Tax Code, in which case a 75% withholding tax would apply). Any tax to be withheld at source will be calculated on the amount in euros of the distribution attributable to the shareholder.
The list of non-cooperative States and territories within the meaning of article 238-0 A 1, 2 and 2 bis-1° of the French Tax Code is published by ministerial order and normally updated annually. It was last updated by a ministerial order dated

February 3, 2023 (Official Journal dated February 5, 2023) and presently includes Anguilla, the Bahamas, the British Virgin Islands, Panama, Seychelles, Turks and Caicos Islands and Vanuatu.
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
However, individuals belonging to a tax household whose reference fiscal income, as defined in 1° of IV of Article 1417 of the French Tax Code, for the second year preceding the year of payment of the dividends is less than €50,000 for taxpayers who are single, divorced or widowed, or €75,000 for couples filing jointly, may request an exemption from this withholding tax under the terms and conditions of Article 242 quater of the French Tax Code, i.e., by providing to the French Paying Agent, no later than November 30 of the year preceding the year of the payment of the dividends, a sworn statement that their reference fiscal income shown on their taxation notice (avis d’imposition) issued in respect of the second year preceding the year of payment was below the above-mentioned taxable income thresholds. Taxpayers who acquire new shares after the deadline for providing the aforementioned exemption request could provide such exemption request to the French Paying Agent upon acquisition of such new shares pursuant to paragraph 320 of the Guidelines BOI-RPPM-RCM-30-20-10-06/07/2021.
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
Withholding tax on dividends paid to shareholders who are not resident of France
Under French law, dividends paid by a French corporation, such as the Company, to non-residents of France are generally subject to French withholding tax at a rate of (i) 12.8% for distributions made to individuals, (ii) 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Union or in another Member State of the European Economic Area Agreement that has concluded a tax treaty with France which includes an administrative assistance provision to address tax evasion and avoidance, that would be taxed in accordance with the provisions of Article 206, 5 of the French Tax Code had such holder had its registered office in France and that meet the criteria provided for by the Guidelines BOI-IS-CHAMP-10-50-10-40-25/03/2013, n° 580 et seq. and BOI-RPPM-RCM-30-30-10-70-24/12/2019, n° 130, and (iii) generally 25% in other cases.
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
The conditions for this exemption are set forth in detail in the Guidelines BOI-RPPM-RCM-30-30-20-70-06/10/2021.
In addition, Article 235 quinquies of the French Tax Code provides for a mechanism to refund the withholding tax up to the difference between this taxation and the taxation determined on a basis net of the acquisition and conservation expenses directly attached to the dividends received when the following conditions are met:
•the beneficiary is a legal person or an entity whose results are not subject to income tax in the hands of a shareholder and whose registered seat or permanent establishment in the result of which the income is included is located in (a) a Member State of the European Union, (b) another Member State of the European Economic Area Agreement or (c) any third country that has concluded with France a tax treaty including an administrative assistance provision to address tax evasion and avoidance and a treaty on mutual administrative assistance for recovery and which is not a non-cooperative State or territory, as defined by Article 238-0 A of the French Tax Code (provided that, in the latter case, the shareholding held by concerned legal entity in the distributing company does not enable it to effectively take part in its management or control);
•the acquisition and conservation expenses of such income would be deductible if the beneficiary were located in France; and
•the taxation rules in the State of residence of the beneficiary do not allow it to offset the withholding tax.
Finally, double tax treaties entered into between France and the States of residence of shareholders may provide for an exemption or a reduction of the French dividend withholding tax, subject to (i) certain requirements set forth therein being met and (ii) the shareholders duly completing and providing the required information and documentation. The exemptions or reduced rates of withholding tax provided for in double tax treaties may be applied to the benefit of the shareholders of our Company, as effective beneficiaries of the income, provided that they are identified and are entitled to the benefits provided by the double tax treaty which they avail themselves.
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

Certain Material Dutch Tax Consequences Dutch dividend withholding tax
General
Since the Company was initially incorporated under Dutch law it is deemed to be resident of the Netherlands for Dutch dividend withholding tax purposes. Dividends paid on our ordinary shares following migration are therefore, based on Dutch domestic law, still subject to Dutch dividend withholding tax at a rate of 15%. However, since our corporate seat has been transferred to France as of December 12, 2019, our dividends paid on our ordinary shares generally should be subject to French dividend withholding tax and not to Dutch dividend withholding tax on the basis of the double tax treaty between the Netherlands and France. However, both French and Dutch dividend withholding tax may be required to be withheld from any such dividends paid, if and when paid to Dutch resident holders of our ordinary shares (and non-Dutch resident holders of our ordinary shares that have a permanent establishment in the Netherlands to which the ordinary shares are attributable). We have approached the Dutch Tax authorities (here after “Dutch Revenue”) to apply for a tax ruling confirming that no withholding of any Dutch dividend withholding tax is applicable to any dividends paid by us even if we are no longer a Dutch tax resident for treaty purposes. However, Dutch Revenue has not been willing to confirm this. We will approach the Dutch Revenue again in the course of 2023.
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
Conditional withholding tax
As of January 1, 2021, a withholding tax has been introduced on interest and royalty payments by a withholding agent established in the Netherlands (including withholding agents that were initially incorporated under Dutch law) to affiliated benefit beneficiaries in a low-tax jurisdiction and in case of abusive situations. Special rules apply to payments to (reverse) hybrid entities. The rate is linked to the highest Dutch corporate income tax rate (25.8% in 2022 and 25.8% in 2023).
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
Low-tax jurisdictions are countries included in the Regulation on Low-tax States and Non‑cooperative Jurisdictions for Tax Purposes. These countries either appear on the EU list of non-cooperative jurisdictions or have a statutory tax rate of less than 9%. An exhaustive list of states designated on the basis of the above criteria is drawn up each year. It is based on the rate applying on October 1 of the preceding calendar year or on the most recent EU blacklist for the preceding calendar year. For financial years commencing on or after January 1, 2022, the following states have been classified as designated states: American Samoa, Anguilla, the Bahamas, Bahrain, Barbados, Bermuda, the British Virgin Islands, the Cayman Islands, Fiji, Guam, Guernsey, the Isle of Man, Jersey, Palau, Panama, Samoa, Trinidad and Tobago, the Turks and Caicos Islands, Turkmenistan, the United Arab Emirates, the US Virgin Islands, and Vanuatu.
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

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Refer to the information set forth under the Notes to the Consolidated Financial Statements at “Item 18. Financial Statements”:
•Note 2 - Summary of Significant Accounting Policies—2.6— Principles governing the preparation of the Consolidated Financial Statements— Financial Instruments; and
•Note 22 - Financial Risk Management.

Item 12. Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	Material Modifications to the Rights of Security Holders
Not applicable.

B.	Use of Proceeds
None.
Item 15. Controls and Procedures

A.	Disclosure Controls and Procedures
Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

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
Constellium’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2022 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on such criteria, Constellium’s management has concluded that, as of December 31, 2022, the Company´s internal control over financial reporting is effective.

C.	Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.

D.	Changes in Internal Control over Financial Reporting
During the period covered by this report, we have not made any change to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16.
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that the members of our Audit Committee, Mmes. Walker, Boccon-Gibod and Browne and Mr. Ormerod satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our Board of Directors has also determined that each of Ms. Walker and Mr. Ormerod is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.
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
Item 16C. Principal Accountant Fees and Services
PricewaterhouseCoopers Audit has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2022.

The following table sets out the aggregate fees for professional services and other services rendered to us by PricewaterhouseCoopers in the years ended December 31, 2022 and 2021, and breaks down these amounts by category of service:

	For the year ended December 31,
	2022	2021
	(€ in thousands)
Audit fees	4,346	3,891
Audit-related fees	100	338
Tax fees	331	305
All other fees	78	3
Total(1)	4,855	4,537
__________________
(1) Including out-of-pocket expenses amounting to €185,000 and €103,000 for the years ended December 31, 2022 and 2021, respectively.
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
In addition to the above differences, the following are corporate governance provisions applicable to the Company under French law and our Articles of Association:

Rights of Shareholders and Shareholders’ Meetings
Under French law and in general, each shareholder is entitled to one vote per share at any general shareholders’ meeting. A general shareholders’ meeting is held annually to, inter alia, approve the annual financial statements. General shareholders’ meetings (including annual meetings) can be ordinary and/or extraordinary, depending upon the resolutions submitted to the vote.
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
Additional draft resolutions to be submitted for approval by the shareholders at any shareholders’ meeting may be proposed to the board of directors within the legal time limit (which is no later than 20 days after the publication of the convening notice (avis de réunion) and in any event no sooner than 25 days prior to the date of the shareholders’ meeting) by one or several shareholders holding a specified percentage of shares. The convening notice (avis de réunion) must be published in France with the BALO at least 35 days prior to the date of the shareholders’ meeting and can be consulted at https://www.journal-officiel.gouv.fr/balo/. As the U.S. Record Date is fixed at the 25th day before the shareholders’ meeting, shareholders wishing to submit additional resolutions will need to submit them before receiving the meeting materials sent to them on or around the U.S. Record Date, otherwise their submissions will not be considered. The percentage of shares required to be held by one or several shareholders to be able to submit additional draft resolutions depends on the amount of the share capital of the Company; based on the Company’s issued share capital of €2,886,031.84 as of December 31, 2022, this percentage would be 2.89%.
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
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:
EXHIBIT INDEX

1.1	Articles of Association of Constellium SE dated April 4, 2022**

2.1	Description of Securities Registered under Section 12 of the Exchange Act**

4.8
Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.750% Senior Notes due 2024 (incorporated by reference to Exhibit 4.7 of Constellium N.V.’s Form 20-F filed on April 24, 2015, File No. 001-35931)

4.9
Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.15 of Constellium N.V.’s Form 20-F filed on April  18, 2016, File No. 001-35931)

4.10
Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH  & Co. KG, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.11
Third Supplemental Indenture (5.750% Senior Notes due 2024), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

4.12
Fourth Supplemental Indenture, dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.12 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.12.1
Fifth Supplemental Indenture (5.750% Senior Notes due 2024), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.2 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.13
Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.625% Senior Notes due 2021 (incorporated by reference to Exhibit 4.8 of Constellium N.V.’s Form 20-F filed on April 24, 2015, File No. 001-35931)

4.14
Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.18 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.15
Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.19 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.16
Third Supplemental Indenture (4.625% Senior Notes due 2021), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.20 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

4.17
Fourth Supplemental Indenture, dated as of November 30, 2017, among Constellium International S.A.S., Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.17 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.17.2
Fifth Supplemental Indenture (4.625% Senior Notes due 2021), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.1 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.41
Indenture, dated as of February 16, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 6.625% Senior Notes due 2025 (incorporated by reference to Exhibit 4.45 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

4.42
Indenture, dated as of November 9, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.875% Senior Notes due 2026 (incorporated by reference to Exhibit 4.42 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.43
First Supplemental Indenture (5.875% Senior Notes due 2026), dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.43 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.43.1
Second Supplemental Indenture (5.875% Senior Notes due 2026), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.4 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.43.2
Third Supplemental Indenture (5.875% Senior Notes due 2026), dated as of December 3, 2021, among Constellium US Intermediate Holdings LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.43.2 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

4.44
Indenture, dated as of November 9, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.250% Senior Notes due 2026 (incorporated by reference to Exhibit 4.44 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.45
First Supplemental Indenture (4.250% Senior Notes due 2026), dated as of November 30, 2017, among Constellium International S.A.S., Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.45 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.45.1
Second Supplemental Indenture (4.250 % Senior Notes due 2026), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.5 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.45.2
Third Supplemental Indenture (4.250% Senior Notes due 2026), dated as of December 3, 2021, among Constellium US Intermediate Holdings LLC and Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.45.2 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

4.46
Credit Agreement, by and among Wise Alloys LLC and Constellium Rolled Products Ravenswood, LLC, as Borrowers, Wise Metals Group LLC and Constellium US Holdings I, LLC, as Loan Parties, Constellium Holdco II B.V., as Parent Guarantor, the lenders party thereto, Wells Fargo Bank, N.A., as Administrative Agent and Collateral Agent, the Joint Lead Arrangers and Joint Bookrunners party thereto, and the Co-Syndication Agents party thereto, dated as of June 21, 2017 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

4.46.1
Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, and Constellium Bowling Green LLC, as Borrowers, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, and Constellium Property and Equipment Company, LLC, as Loan Parties, Constellium International S.A.S., as Parent Guarantor, the lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of February 20, 2019 (incorporated by reference to Exhibit 4.46.1 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

4.46.2
Amendment No. 1 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of May 10, 2019 (incorporated by reference to Exhibit 4.6 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.46.3
Amendment No. 2 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of April 24, 2020 (incorporated by reference to Exhibit 99.1 of Constellium SE's Form 6-K furnished March 16, 2021, File No.001-35931)

4.46.4
Amendment No. 3 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of September 25, 2020 (incorporated by reference to Exhibit 4.46.4 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

4.46.5
Amendment No. 4 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of April 27, 2021 (incorporated by reference to Exhibit 4.46.5 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

4.46.6
Amendment No. 5 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of December 3, 2021 (incorporated by reference to Exhibit 4.46.6 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

4.46.7
Amendment No. 6 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium US Intermediate Holdings LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of June 23, 2022**

4.47
Underwriting Agreement, dated as of October 31, 2017, by and among the Company, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as representatives of the underwriters named therein (incorporated by reference to Exhibit 99.1 of Constellium N.V.’s Form 6-K filed on November 3, 2017, File. No. 001-35931)

4.48
First Supplemental Indenture (6.625% Senior Notes due 2025), dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.48 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.48.1
Second Supplemental Indenture (6.625% Senior Notes due 2025), dated as of February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.49
Indenture, dated as of June 30, 2020, among Constellium SE, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.625% Senior Notes due 2028 (incorporated by reference to Exhibit 99.2 of Constellium SE's Form 6-K furnished March 16, 2021, File No.001-35931)

4.49.1
First Supplemental Indenture (5.625% Senior Notes due 2028), dated as of December 3, 2021, among Constellium US Intermediate Holdings LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.49.1 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

4.50
Term Facility Agreement for a Loan Guaranteed by the French State (PGE Grande Entreprise), dated as of May 13, 2020, by and among Constellium International S.A.S., BNP Paribas, Bpifrance Financement and Société Générale (incorporated by reference to Exhibit 4.50 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

4.50.1
Letter dated May 12, 2021 signed by Constellium International S.A.S. and BNP Paribas, as agent on behalf of lenders, having amended clause 21.17 of the Term Facility Agreement for a Loan Guaranteed by the French State (PGE Grande Entreprise), dated as of May 13, 2020, by and among Constellium International S.A.S., BNP Paribas, Bpifrance Financement and Société Générale (incorporated by reference to Exhibit 4.50.1 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

4.51
Indenture, dated as of February 24, 2021, among Constellium SE, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 3.750% Sustainability-Linked Senior Notes due 2029 (incorporated by reference to Exhibit 99.3 of Constellium SE's Form 6-K furnished March 16, 2021, File No.001-35931)

4.51.1
First Supplemental Indenture (3.750% Sustainability-Linked Senior Notes due 2029), dated as of December 3, 2021, among Constellium US Intermediate Holdings LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.51.1 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

4.52
Indenture, dated as of June 2, 2021, among Constellium SE, the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 3.125% Sustainability-Linked Senior Notes due 2029 (incorporated by reference to Exhibit 4.52 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

4.52.1
First Supplemental Indenture (3.125% Sustainability-Linked Senior Notes due 2029), dated as of December 3, 2021, among Constellium US Intermediate Holdings LLC and Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.52.1 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

10.1
Amended and Restated Shareholders Agreement, dated May 29, 2013, among Constellium N.V. and the other signatories thereto (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

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

10.8.4	Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Valais S.A. Sierre, dated June 30, 2022**

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

10.9.5	Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Extrusions Deustchland GmbH, dated June 30, 2022**

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

10.10.3	Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Rolled Products Singen GmbH & Co. KG, dated June 30, 2022**

10.11
Factoring Agreement between GE Capital Bank AG and Alcan Singen GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.11 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.11.1
Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH (formerly Alcan Singen GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.12
Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH, dated March 26, 2014 (incorporated by reference to Exhibit 10.13 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

10.12.1
Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH, dated May 27, 2016 (incorporated by reference to Exhibit 10.14.1 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.12.2
Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Singen GmbH, dated December 21, 2016 (incorporated by reference to Exhibit 10.14.2 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.12.3
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Singen GmbH (formerly Alcan Singen GmbH)Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Singen GmbH (formerly Alcan Singen GmbH), dated April 30, 2020 (incorporated by reference to Exhibit 10.12.3 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.12.4
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Singen GmbH (formerly: Alcan Singen GmbH)Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Singen GmbH (formerly: Alcan Singen GmbH), dated June 30, 2022**

10.13
Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Děčín S.R.O., dated June 26, 2015 (incorporated by reference to Exhibit 10.14 of Constellium N.V.’s Form 20-F filed on April 18, 2017, File No. 001-35931)

10.13.1
Amendment Agreement to a Factoring Agreement between GE Capital AG and Constellium Extrusions Děčín s.r.o., dated May 27, 2016 (incorporated by reference to Exhibit 10.15.1 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.13.2
Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Extrusions Děčín s.r.o., dated December 21, 2016 (incorporated by reference to Exhibit 10.15.2 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.13.3
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Extrusions Děčín s.r.o., dated April 30, 2020 (incorporated by reference to Exhibit 10.13.3 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.13.4	Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Extrusions Děčín s.r.o., dated June 30, 2022**

10.15	Constellium N.V. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.15.1	Amendment to the Constellium N.V. 2013 Equity Incentive Plan, effective as of May 24, 2018 (incorporated by reference to Exhibit 99.2 of Constellium N.V.’s Form S-8 furnished on June 27, 2018)

10.15.2	Amendment No. 2 to the Constellium N.V. 2013 Equity Incentive Plan, effective as of June 28, 2019 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Form 6-K furnished on June 28, 2019)

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

10.23
Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of April 21, 2017 (incorporated by reference to Exhibit 10.3 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.23.1
Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of June 13, 2017 (incorporated by reference to Exhibit 10.2 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.23.2
Second Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of March 29, 2018 (incorporated by reference to Exhibit 10.24.1 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)‡

10.23.3
Third Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium International, as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of March 15, 2019 (incorporated by reference to Exhibit 10.23.3 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.23.4
Fourth Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium International, as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of February, 16, 2021 (incorporated by reference to Exhibit 10.23.4 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.25
First Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser and Greensill Capital Inc., as purchaser agent, dated June 28, 2016 (incorporated by reference to Exhibit 10.4 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.25.1
Second Omnibus Amendment, dated as of January 25, 2017, among Wise Alloys LLC, as Servicer, Wise Alloys Funding II LLC, as Seller, Hitachi Capital America Corp., as Purchaser, Intesa Sanpaolo S.p.A., New York Branch, as Purchaser, and Greensill Capital Inc., as Purchaser Agent (incorporated by reference to Exhibit 10.24 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.25.2
Third Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital Inc., as purchaser agent, dated May 12, 2017 (incorporated by reference to Exhibit 10.5 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.25.3
Fourth Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as successor purchaser agent to Greensill Capital Inc., dated January 2, 2018 (incorporated by reference to Exhibit 10.31 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

10.25.4
Fifth Omnibus Amendment, by and among Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC), as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as purchaser agent, dated October 22, 2018 (incorporated by reference to Exhibit 10.25.5 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

10.25.5
Sixth Omnibus Amendment, by and among Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC), as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as purchaser agent, dated September 30, 2019 (incorporated by reference to Exhibit 10.25.6 of Constellium SE's Form 20-F filed March 9, 2020, File No. 001-35931)

10.26
Amendment and Restatement Agreement, by and among Constellium lssoire, Constellium Neuf Brisach and Constellium Extrusions France, as Sellers, Constellium Holdco II BV, as Parent Company, Constellium Switzerland AG, as Sellers’ Agent, and FactoFrance S.A.S., as Factor, dated as of April 19, 2017 (incorporated by reference to Exhibit 10.6 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.27
Amendment and Restatement Agreement among Constellium Issoire, Constellium Neuf Brisach and Constellium Extrusions France, as Sellers, Constellium International S.A.S., as Parent Company, Constellium Switzerland A.G., as Sellers’ agent, and Factofrance SA, as Factor, dated as of May 26, 2020 (incorporated by reference to Exhibit 10.27 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.28
Amendment and Restatement Agreement among Constellium Issoire, Constellium Neuf Brisach and Constellium Extrusions France, as Sellers, Constellium International S.A.S., as Parent Company, Constellium Switzerland A.G., as Sellers’ agent, and Factofrance SA, as Factor, dated as of July 21, 2022**

10.29.1
Long-Term Incentive Award Agreement, effective as of July 31, 2017 (incorporated by reference to Exhibit 10.7 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No.  333-221221)

10.29.2
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

10.30.6
Form of 2019 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units (incorporated by reference to Exhibit 10.30.6 of Constellium SE's Form 20-F filed March 9, 2020, File No. 001-35931)

10.30.7
Form of 2020 Long Term Incentive Award Letter for a grant of Restricted Stock Units (incorporated by reference to Exhibit 10.30.7 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.30.8
Form of 2020 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units (incorporated by reference to Exhibit 10.30.8 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.30.9
Form of 2021 Long Term Incentive Award Letter for a grant of Restricted Stock Units (incorporated by reference to Exhibit 10.30.9 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

10.30.10
Form of 2021 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units (incorporated by reference to Exhibit 10.30.10 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

10.30.11	2022 Long Term Incentive Award Agreement, effective as of March 10, 2022 **

10.30.12	Form of 2022 Long Term Incentive Award Letter for a grant of Restricted Stock Units**

10.30.13	Form of 2022 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units**

10.31
Information under the heading “Description of Capital Stock” in Constellium N.V.’s Registration Statement on Form F-3ASR, filed with the SEC on October 30, 2017 (incorporated by reference to the “Description of Capital Stock” in Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.32
Constellium US Holdings I, LLC U.S. Nonqualified Deferred Compensation and Restoration Plan, effective as of January 1, 2019 (incorporated by reference to Exhibit 10.34 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

10.33
Receivables Purchase Agreement, among Constellium Muscle Shoals Funding III LLC, Constellium Muscle Shoals LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG New York Branch and Intesa Sanpaolo S.p.A., dated as of September 30, 2021 (incorporated by reference to Exhibit 10.33 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

10.34
Receivables Sale Agreement, between Constellium Muscle Shoals LLC and Constellium Muscle Shoals Funding III LLC, dated as of September 30, 2021 (incorporated by reference to Exhibit 10.34 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

10.35
First Omnibus Amendment to the Receivables Sale Agreement between Constellium Muscle Shoals LLC and Constellium Muscle Shoals Funding III LLC, and to the Receivables Purchase Agreement among Constellium Muscle Shoals Funding III LLC, Constellium Muscle Shoals LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG New York Branch, and Intesa Sanpaolo S.p.A., dated as of December 21, 2021 (incorporated by reference to Exhibit 10.35 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

10.36
Second Omnibus Amendment to the Receivables Sale Agreement between Constellium Muscle Shoals LLC and Constellium Muscle Shoals Funding III LLC, and to the Receivables Purchase Agreement among Constellium Muscle Shoals Funding III LLC, Constellium Muscle Shoals LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG New York Branch, and Intesa Sanpaolo S.p.A. New York Branch, dated as of June 28, 2022**

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 14, 2023**

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 14, 2023**

13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated as of March 14, 2023**

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated as of March 14, 2023**

15.1	Consent of Independent Registered Public Accounting Firm**

21.1	List of subsidiaries**

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**
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
Date: March 14, 2023

INDEX TO FINANCIAL STATEMENTS
Constellium SE Audited Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Report of lndependent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Constellium SE
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Constellium SE and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated income statement, statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting, appearing under Item 15B. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Recoverability of deferred tax assets of the US tax groups
As described in Notes 2 and 17 to the consolidated financial statements, the Company recognized net deferred income tax assets in relation to recoverable tax losses and temporary differences between the accounting base and the tax base of assets and liabilities amounting to €243 million as of December 31, 2022. Of this amount, €190 million is related to recoverable tax losses. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized. The amount of deferred income tax assets were determined based on the expected future taxable income per tax jurisdiction, the applicable tax rates and local expiry periods of tax losses. Management exercised significant judgment in determining that, based on the expected taxable income of the entities, it is more likely than not that a total of €199 million of unused tax losses and deductible temporary differences, with a related tax impact of €48 million as of December 31, 2022, will not be used, and that it is more likely than not that a total of €243 million deferred tax assets will be recoverable.
The principal considerations for our determination that performing procedures relating to the recoverability of deferred income tax assets is a critical audit matter are (i) the significant management judgement involved in considering whether or not it is likely that deferred income tax assets will be utilized and (ii) a high degree of auditor judgment, subjectivity and effort in evaluating management's assessment of the relevant assumptions related to forecasts of taxable profit.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures, focused on recoverability of deferred tax assets at the Company's subsidiaries located in the United States, included, among others, understanding the controls relating to management's assessment of the recoverability of deferred income tax assets and testing their effectiveness, examining the deferred income tax assets by jurisdiction and agreeing the forecasted future taxable profits with approved underlying business plans, assessing whether the underlying trends and assumptions in the forecasts of taxable profit were consistent with those used in the impairment tests, and the past performance against the expected future tax profits in the business plans used by the Company. The procedures also included (i) evaluating management's relevant assumptions involved in the forecasted future taxable profits estimated by management, (ii) consideration of the historical taxable profits, applicable tax rates and local expiry periods of tax losses together with any applicable restrictions in recovery established by local legislation, (iii) evaluating the estimated reversal of the various temporary differences and (iv) assessing the adequacy of the Company's disclosures on deferred tax assets.

/s/ PricewaterhouseCoopers Audit

Neuilly-sur-Seine, France
March 14, 2023

We have served as the Company’s auditor since 2011.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
(in millions of Euros)	Notes	2022	2021	2020
Revenue	3	8,120	6,152	4,883
Cost of sales		(7,448)	(5,488)	(4,393)
Gross profit		672	664	490
Selling and administrative expenses		(282)	(258)	(237)
Research and development expenses		(48)	(39)	(39)
Other gains and losses - net	8	(8)	117	(89)
Income from operations		334	484	125
Finance costs - net	10	(131)	(167)	(159)
Income / (loss) before tax		203	317	(34)
Income tax benefit / (expense)	11	105	(55)	17
Net income / (loss)		308	262	(17)
Net income / (loss) attributable to:
Equity holders of Constellium		301	257	(21)
Non-controlling interests		7	5	4
Net income / (loss)		308	262	(17)

Earnings per share attributable to the equity holders of Constellium (in Euros)
Basic	2.10	1.82	(0.15)
Diluted	2.06	1.75	(0.15)
Weighted average number of shares
Basic	143,625,764	140,995,106	138,739,635
Diluted	146,605,716	147,169,971	138,739,635
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
(in millions of Euros)	Notes	2022	2021	2020
Net income / (loss)		308	262	(17)
Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations		157	114	(20)
Income tax on remeasurement on post-employment benefit obligations		(35)	(16)	5
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	22	(8)	(17)	26
Income tax on cash flow hedges	17	2	4	(7)
Currency translation differences		21	34	(18)
Other comprehensive income / (loss)		137	119	(14)
Total comprehensive income / (loss)		445	381	(31)
Attributable to:
Equity holders of Constellium		439	374	(34)
Non-controlling interests		6	7	3
Total comprehensive income / (loss)		445	381	(31)
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
(in millions of Euros)	Notes	2022	2021
Assets
Current assets
Cash and cash equivalents	12	166	147
Trade receivables and other	13	539	683
Inventories	14	1,320	1,050
Other financial assets	21	31	58
		2,056	1,938
Non-current assets
Property, plant and equipment	15	2,017	1,948
Goodwill	16	478	451
Intangible assets	16	54	58
Deferred tax assets	17	271	162
Trade receivables and other	13	43	55
Other financial assets	21	8	12
		2,871	2,686
Assets of disposal group classified as held for sale	18	14	—
Total Assets		4,941	4,624
Liabilities
Current liabilities
Trade payables and other	19	1,467	1,377
Borrowings	20	148	258
Other financial liabilities	21	41	25
Income tax payable		16	34
Provisions	24	21	20
		1,693	1,714
Non-current liabilities
Trade payables and other	19	43	32
Borrowings	20	1,908	1,871
Other financial liabilities	21	14	6
Pension and other post-employment benefit obligations	23	403	599
Provisions	24	90	97
Deferred tax liabilities	17	28	14
		2,486	2,619
Liabilities of disposal group classified as held for sale	18	10	—
Total Liabilities		4,189	4,333
Equity
Share capital	26	3	3
Share premium	26	420	420
Retained earnings / (deficit) and other reserves		308	(149)
Equity attributable to equity holders of Constellium		731	274
Non-controlling interests		21	17
Total Equity		752	291
Total Equity and Liabilities		4,941	4,624
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained (deficit) / earnings	Total	Non-controlling interests	Total equity
At January 1, 2022	3	420	(94)	(4)	19	83	(153)	274	17	291
Net income	—	—	—	—	—	—	301	301	7	308
Other comprehensive income / (loss)	—	—	122	(6)	22	—	—	138	(1)	137
Total comprehensive income / (loss)	—	—	122	(6)	22	—	301	439	6	445
Share-based compensation	—	—	—	—	—	18	—	18	—	18
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
At December 31, 2022	3	420	28	(10)	41	101	148	731	21	752

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
At January 1, 2021	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)
Net income	—	—	—	—	—	—	257	257	5	262
Other comprehensive income / (loss)	—	—	98	(13)	32	—	—	117	2	119
Total comprehensive income / (loss)	—	—	98	(13)	32	—	257	374	7	381
Share-based compensation	—	—	—	—	—	15	—	15	—	15
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(4)	(4)
At December 31, 2021	3	420	(94)	(4)	19	83	(153)	274	17	291

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
at January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)
Net (loss) / income	—	—	—	—	—	—	(21)	(21)	4	(17)
Other comprehensive (loss) / income	—	—	(15)	19	(17)	—	—	(13)	(1)	(14)
Total comprehensive (loss) / income	—	—	(15)	19	(17)	—	(21)	(34)	3	(31)
Share-based compensation	—	—	—	—	—	15	—	15	—	15
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—
At December 31, 2020	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
(in millions of Euros)	Notes	2022	2021	2020
Net income		308	262	(17)
Adjustments
Depreciation and amortization	15, 16	287	267	259
Impairment of assets	15, 16	—	—	43
Pension and other post-employment benefits service costs	23	(22)	64	34
Finance costs - net	10	131	167	159
Income tax (benefit) / expense	11	(105)	55	(17)
Unrealized losses / (gains) on derivatives - net and from remeasurement of monetary assets and liabilities - net		47	(36)	(18)
Losses on disposal		4	3	4
Other - net		17	11	19
Change in working capital
Inventories		(241)	(435)	63
Trade receivables		155	(227)	36
Trade payables		41	396	(38)
Other		13	5	(10)
Change in provisions		(10)	(7)	1
Pension and other post-employment benefits paid	23	(44)	(43)	(53)
Interest paid		(113)	(128)	(140)
Income tax (paid) / refunded		(17)	3	9
Net cash flows from operating activities		451	357	334
Purchases of property, plant and equipment	4	(273)	(232)	(182)
Property, plant and equipment grants received		4	10	5
Proceeds from disposals, net of cash		—	1	1
Other investing activities		(1)	—	—
Net cash flows used in investing activities		(270)	(221)	(176)
Proceeds from issuance of long-term borrowings	20	—	712	472
Repayments of long-term borrowings	20	(192)	(1,052)	(209)
Net change in revolving credit facilities and short-term borrowings	20	72	(5)	(110)
Lease repayments	20	(37)	(32)	(35)
Payment of financing costs and redemption fees		(1)	(30)	(9)
Transactions with non-controlling interests		(2)	(2)	—
Other financing activities		(3)	(26)	(8)
Net cash flows (used in) / from financing activities		(163)	(435)	101
Net increase / (decrease) in cash and cash equivalents		18	(299)	259
Cash and cash equivalents - beginning of period		147	439	184
Reclassification as assets of disposal group classified as held for sale		(1)	—	—
Effect of exchange rate changes on cash and cash equivalents		2	7	(4)
Cash and cash equivalents - end of year	12	166	147	439
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
NOTE 1 - GENERAL INFORMATION
Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of 29 manufacturing facilities located in North America, Europe and China, 3 R&D centers and 3 administrative centers. The Group has approximately 12,500 employees.
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
The Consolidated Financial Statements were authorized for issue on March 9, 2023 by the Board of Directors.
2.2 New and amended standards and interpretations
Several amendments to IFRS standards and interpretations applied for the first time in 2022, but had no impact on the Consolidated Financial Statements of the Group.
•Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use
•Amendments to IFRS 3: Reference to the Conceptual Framework
•Amendments to IAS 37: Onerous Contracts – Costs of Fulfilling a Contract
•Annual Improvements to IFRS Standards 2018-2020
◦IFRS 9 Financial Instruments: Fees in the ‘10 per cent’ test for derecognition of financial liabilities
2.3 New standards and interpretations not yet mandatorily applicable
The Group has not early adopted the following new standards, amendments and interpretations which have been issued, but are not yet effective. The Group plans to adopt these new standards, amendments and interpretations on their required effective dates and does not expect any material impact as a result of their adoption.
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
The Group’s financial position, its cash flows, liquidity position and borrowing facilities are described in the Consolidated Financial Statements in NOTE 12 - Cash and Cash Equivalents, NOTE 20 - Borrowings and NOTE 22 - Financial Risk Management.

The Group’s forecasts and projections, taking account of reasonably possible changes in operating performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants.
Accordingly, the Group continues to adopt the going concern basis in preparing the Consolidated Financial Statements. This assessment was confirmed by the Board of Directors on March 9, 2023.
2.5 Presentation of the operating performance of each operating segment and of the Group
In accordance with IFRS 8 - Operating Segments, operating segments are based upon the product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Chief Executive Officer, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the chief operating decision-maker.
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
Basis of consolidation
These Consolidated Financial Statements include all the assets, liabilities, equity, revenues, expenses and cash flows of the Group's subsidiaries. All intercompany transactions and balances are eliminated.
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
Non-current Assets (and disposal groups) Held for Sale and Discontinued Operations
IFRS 5 “Non-current Assets Held For Sale and Discontinued Operations” defines a discontinued operation as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components, (ii) is held for sale or has been sold, and (iii) represents a separate major line of business or geographic areas of operations.
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
Foreign currency transactions
Transactions denominated in currencies other than the functional currency are recorded in the functional currency at the exchange rate in effect at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Income Statement, except when deferred in Other Comprehensive Income ("OCI") as qualifying cash flow hedges or qualifying net investment hedges. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in Finance costs - net. Realized foreign exchange gains and losses that relate to commercial transactions are presented in Cost of sales. All other foreign exchange gains and losses, including those that relate to foreign currency derivatives hedging commercial transactions where hedge accounting has not been applied, are presented within Other gains and losses - net.
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

The following table summarizes the main exchange rates used for the preparation of the Consolidated Financial Statements:

		Average rates			Closing rates
Foreign exchange rate for 1 Euro		Year ended December 31,			At December 31,
		2022	2021	2020	2022	2021	2020
U.S. Dollars	USD	1.0507	1.1821	1.1405	1.0666	1.1326	1.2271
Swiss Francs	CHF	1.0038	1.0808	1.0704	0.9847	1.0331	1.0802
Czech Koruna	CZK	24.5633	25.6366	26.4337	24.1160	24.8580	26.2420
Revenue from contracts with customers
Revenue is recognized in an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services to a customer.
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
Revenue from product sales, measured at the fair value of the consideration received or receivable, is recognized at a point in time when control of the asset is transferred to the customer, generally upon delivery. In certain limited circumstances, the Group may be required to recognize revenue over time for products that have no alternative use and for which the Group has an enforceable right to payment for production completed to date.
Revenue from product sales, net of trade discounts, allowances and volume-based incentives, is recognized for the amount the Group expects to be entitled to, generally upon delivery, and provided that control has transferred.
Contract liabilities consist of expected volume discounts, rebates, incentives, refunds, penalties and price concessions. Contract liabilities are presented in Trade payables and other.
The Group applies the practical expedient for disclosures on performance obligations that are part of contracts that have an original duration of one year or less.
The Group elected the practical expedient on significant financing components when the period of transfer of the product and the payment is one year or less.
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
Other gains and losses - net
Other gains and losses - net includes: (i) realized and unrealized gains and losses for commodity derivatives and foreign exchange derivatives contracted for commercial purposes to which hedge accounting is not applied (ii) unrealized exchange gains and losses from the remeasurement of monetary assets and liabilities, (iii) the ineffective portion of changes in the fair value of derivatives designated for hedge accounting and (iv) impairment charges on assets.

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
iii.Assets at fair value through profit or loss are comprised of derivatives except those designated as hedging instruments that qualify for hedge accounting in accordance with IAS 39 - Financial Instruments which are classified as assets at fair value through OCI. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the Consolidated Income Statement.
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
Credit Value Adjustments are calculated for asset derivatives based on the counterparties’ credit risk. Debit Value Adjustments are calculated for credit derivatives based on Constellium’s own credit risk. The fair value method used is based on the historical probability of default, provided by leading rating agencies.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period.
The accounting for subsequent changes in fair value depends on whether the derivative qualifies for hedge accounting treatment. For derivative instruments that do not qualify for hedge accounting, changes in the fair value are recognized immediately in profit or loss and are included in Other gains and losses - net or Finance costs, net depending on the nature of the underlying exposure. For derivatives that qualify for hedge accounting, changes in the fair value are recognized in OCI.
Hedge accounting
The Group did not adopt the disposition of IFRS 9 - Financial Instruments on hedging and will therefore continue to apply the provisions of IAS 39 - Financial Instruments. For derivative instruments that are designated for hedge accounting, at the inception of the hedging transaction, the group documents the relationship between hedging instruments and hedged items, the risk management objective and the strategy for undertaking the hedge transaction. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in cash flows of hedged items.
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
Property, plant and equipment
Recognition and measurement
Property, plant and equipment acquired by the Company are recorded at cost, which comprises the purchase price, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Borrowing costs, including interest, directly attributable to the acquisition or construction of property, plant and equipment are included in the cost. Subsequent to the initial recognition, Property, plant and equipment are measured at cost less accumulated depreciation and impairment, if any. Costs are capitalized into construction work-in-progress until projects are completed and the assets are available for use.
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
Impairment of goodwill
Groups of cash-generating units to which goodwill is allocated are tested for impairment annually, or more frequently when there is an indication that allocated goodwill may be impaired.
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

The initial closure provision together with subsequent movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates, are capitalized in Property, plant and equipment. These costs are depreciated over the remaining useful lives of the related assets. The amortization or unwinding of the discount applied in establishing the net present value of the provisions is recorded in the Consolidated Income Statement as a finance cost.
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
For defined benefit plans, the retirement benefit obligation recognized in the Consolidated Statement of Financial Position represents the present value of the defined benefit obligation less the fair value of plan assets. The defined benefit obligations are assessed using the projected unit credit method. The most significant assumption is the discount rate. The amount recorded in the Consolidated Income Statement in respect of these plans is included within Income / (loss) from operations except for net interest costs, which are included in Finance costs - net. The effects of changes in actuarial assumptions and experience adjustments are presented in the Consolidated Statement of Comprehensive Income.
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
2.7 Judgments in applying accounting policies and key sources of estimation uncertainty
The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. These judgments, estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances, giving consideration to previous experience. However, actual results may differ from the amounts included in the Consolidated Financial Statements. Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the items presented below. The Group continuously reviews its significant assumptions and estimates in light of the uncertainty associated with the global geopolitical and macroeconomic conditions, including the ongoing armed conflict in Ukraine and the COVID-19 pandemic and their potential direct and indirect impacts on its business and its financial statements, as detailed in NOTE 4 - Operating Segment Information, NOTE 15 - Property, Plant and Equipment, NOTE 20 - Borrowings, NOTE 22 - Financial Risk Management, NOTE 24 - Provisions and NOTE 27 - COVID-19-related Government assistance. However, there remains significant uncertainty with respect to the duration and severity of these crises and their potential impacts on the global economy and our business, and there can be no guarantee that our assumptions will materialize or that actual results will not differ materially from estimates.
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

NOTE 3 - REVENUE

	Year ended December 31,
(in millions of Euros)	2022	2021	2020
Packaging rolled products	3,326	2,673	1,960
Automotive rolled products	1,154	854	663
Specialty and other thin-rolled products	175	161	102
Aerospace rolled products	728	389	560
Transportation, industry, defense and other rolled products	916	713	442
Automotive extruded products	949	735	665
Other extruded products	872	627	491
Total Revenue by product line	8,120	6,152	4,883

	Year ended December 31,
(in millions of Euros)	2022	2021	2020
Germany	2,036	1,481	1,014
France	691	466	362
United Kingdom	221	179	192
Switzerland	87	63	52
Spain	302	252	185
Czech Republic	237	172	119
Other Europe	1,110	809	619
Total Europe	4,684	3,422	2,543

United States	2,823	2,335	1,941
Asia and Other Pacific	252	171	211
All Other	361	224	188
Total Revenue by destination of shipment	8,120	6,152	4,883
Revenue is recognized at a point in time, except for certain products with no alternative use for which we have a right to payment, which represent less than 1% of total revenue.

NOTE 4 - OPERATING SEGMENT INFORMATION
Packaging and Automotive Rolled Products (P&ARP)
P&ARP supplies thin-gauge rolled aluminium products to the packaging market with canstock and closure stock for the beverage and food industry, foil stock for the flexible packaging market and to the automotive market with a number of technically sophisticated applications, such as automotive body sheet and heat exchanger materials. P&ARP operates four facilities in three countries and had approximately 4,100 employees at December 31, 2022.
Aerospace and Transportation (A&T)
A&T supplies thick-gauge rolled aluminium products and very limited volumes of extruded products to the aerospace market, as well as thick-gauge rolled products for transportation, industry and defense end-uses. A&T operates six facilities in three countries and had approximately 3,500 employees at December 31, 2022.
Automotive Structures and Industry (AS&I)
AS&I supplies hard and soft aluminium alloy extruded profiles for a range of high demand industry applications in the automotive, engineering, rail and other transportation end markets, and technologically advanced structural components to the automotive industry. AS&I operates nineteen facilities in ten countries and had approximately 4,500 employees at December 31, 2022.
Holdings & Corporate (H&C)
Holdings & Corporate includes the costs of our corporate support functions and our technology centers.
Intersegment elimination
Intersegment transactions are conducted on an arm’s length basis and reflect market prices.
4.1 Segment Revenue

	Year ended December 31,
	2022			2021			2020
(in millions of Euros)	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue
P&ARP	4,664	(9)	4,655	3,698	(10)	3,688	2,734	(9)	2,725
A&T	1,700	(55)	1,645	1,142	(40)	1,102	1,025	(23)	1,002
AS&I	1,861	(41)	1,820	1,383	(21)	1,362	1,167	(11)	1,156
Total	8,225	(105)	8,120	6,223	(71)	6,152	4,926	(43)	4,883
4.2 Segment Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income
Constellium’s chief operating decision-maker measures the profitability and financial performance of its operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation, amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

		Year ended December 31,
(in millions of Euros)	Notes	2022	2021	2020
P&ARP		326	344	291
A&T		217	111	106
AS&I		149	142	88
H&C		(19)	(16)	(20)
Adjusted EBITDA		673	581	465
Metal price lag (A)		(29)	187	(8)
Start-up and development costs (B)		—	—	(5)
Share based compensation costs	30	(18)	(15)	(15)
Gains / (losses) on pension plan amendments (C)	23	47	(32)	(2)
Depreciation and amortization	15, 16	(287)	(267)	(259)
Impairment of assets	15, 16	—	—	(43)
Restructuring costs	8	(1)	(3)	(13)
Unrealized (losses) / gains on derivatives		(46)	35	16
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	8	(1)	1	1
Losses on disposal	8	(4)	(3)	(4)
Other (D)		—	—	(8)
Income from operations		334	484	125
Finance costs - net	10	(131)	(167)	(159)
Income / (loss) before tax		203	317	(34)
Income tax benefit / (expense)	11	105	(55)	17
Net income / (loss)		308	262	(17)
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
(B)Start-up and development costs, for the year ended December 31, 2020, was related to new projects in our AS&I operating segment.
(C)In the year ended December 31, 2022 the group recognized a net gain of €47 million from past service cost as a result from a new 3-year collective bargaining agreement between Constellium Rolled Products Ravenswood and the United Steelworkers Local Union 5668 entered in October 2022. The agreement resulted in changes in OPEB and pension benefits that were accounted for as a plan amendment in the year ended December 31, 2022. (see Note 23.6 Ravenswood plan amendment).
In the year ended December 31, 2021, the group recognized a loss of €31 million from past service cost following an adverse decision of the Fourth Circuit Court in the dispute between Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 over the transfer of certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan to a third-party health network. (see Note 23.7 Ravenswood OPEB dispute).
(D)Other, for the year ended December 31, 2020, included €2 million of procurement penalties and termination fees incurred because of the Group’s inability to fulfill certain commitments due to the COVID-19 pandemic and a €6 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the COVID-19 pandemic effects.

4.3 Segment capital expenditures

	Year ended December 31,
(in millions of Euros)	2022	2021	2020
P&ARP	(127)	(94)	(73)
A&T	(78)	(70)	(45)
AS&I	(62)	(62)	(61)
H&C	(6)	(6)	(3)
Capital expenditures	(273)	(232)	(182)
4.4 Segment assets

	At December 31,
(in millions of Euros)	2022	2021
P&ARP	2,187	2,108
A&T	1,081	948
AS&I	727	738
H&C	456	451
Segment assets	4,451	4,245
Deferred income tax assets	271	162
Cash and cash equivalents	166	147
Other financial assets	39	70
Assets of disposal group classified as held for sale	14	—
Total Assets	4,941	4,624
4.5 Information about major customers
Revenue in the P&ARP segment from sales to the Group’s largest customer, which we serve through a number of contracts across our sites, was €839 million, €692 million and €492 million for the years ended December 31, 2022, 2021 and 2020, respectively. No other single customer contributed 10% or more to the Group’s revenue for 2022, 2021 and 2020.
NOTE 5 - INFORMATION BY GEOGRAPHIC AREA
Property, plant and equipment are reported based on the physical location of the assets:

	At December 31,
(in millions of Euros)	2022	2021
United States	832	811
France	699	653
Germany	269	266
Czech Republic	97	99
Other	120	119
Total	2,017	1,948

NOTE 6 - EXPENSES BY NATURE

	Year ended December 31,
(in millions of Euros)	2022	2021	2020
Raw materials and consumables used	(5,545)	(3,885)	(2,832)
Employee benefit expenses	(1,110)	(967)	(902)
Energy costs	(274)	(149)	(141)
Sub-contractors	(125)	(102)	(89)
Freight out costs	(163)	(143)	(122)
Professional fees	(81)	(63)	(73)
Lease expenses	(15)	(12)	(11)
Depreciation and amortization	(287)	(267)	(259)
Other operating expenses	(178)	(197)	(240)
Other gains and losses - net	(8)	117	(89)
Total operating expenses	(7,786)	(5,668)	(4,758)
NOTE 7 - EMPLOYEE BENEFIT EXPENSES

		Year ended December 31,
(in millions of Euros)	Notes	2022	2021	2020
Wages and salaries		(1,067)	(920)	(855)
Pension costs - defined benefit plans	23	(22)	(24)	(23)
Other post-employment benefits	23	(3)	(8)	(9)
Share-based compensation	30	(18)	(15)	(15)
Total employee benefit expenses		(1,110)	(967)	(902)
NOTE 8 - OTHER GAINS AND LOSSES - NET

		Year ended December 31,
(in millions of Euros)	Notes	2022	2021	2020
Realized (losses) / gains on derivatives (A)		(6)	113	(35)
Losses reclassified from OCI as a result of hedge accounting discontinuation (B)		—	—	(6)
Unrealized (losses) / gains on derivatives at fair value through profit and loss - net (A)		(47)	39	16
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net		(1)	1	1
Impairment of assets (C)	15, 16	—	—	(43)
Restructuring costs (D)	24	(1)	(3)	(13)
Gains / (losses) on pension plan amendments (E)	23	47	(32)	(2)
Losses on disposal		(4)	(3)	(4)
Other		4	2	(3)
Total other gains and losses - net		(8)	117	(89)
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
(E)In the year ended December 31, 2022 the group recognized a net gain of €47 million from past service cost as a result from a new 3-year collective bargaining agreement between Constellium Rolled Products Ravenswood and the United Steelworkers Local Union 5668 entered in October 2022. The agreement resulted in changes in OPEB and pension benefits that were accounted for as a plan amendment in the year ended December 31, 2022 (see Note 23.6 Ravenswood plan amendment).
In the year ended December 31, 2021, the group recognized a loss of €31 million from past service cost following an adverse decision of the Fourth Circuit Court in the dispute between Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 over the transfer of certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan to a third-party health network (see Note 23.7 Ravenswood OPEB dispute).
NOTE 9 - CURRENCY GAINS / (LOSSES)

		Year ended December 31,
(in millions of Euros)	Notes	2022	2021	2020
Included in Revenue	22	(8)	(4)	(6)
Included in Cost of sales		2	1	(2)
Included in Other gains and losses - net		5	16	(19)
Total		(1)	13	(27)

Realized exchange losses on foreign currency derivatives - net	22	(8)	(1)	(11)
Losses reclassified from OCI as a result of hedge accounting discontinuation	22	—	—	(6)
Unrealized gains / (losses) on foreign currency derivatives - net	22	6	13	(8)
Exchange gains / (losses) from the remeasurement of monetary assets and liabilities - net		1	1	(2)
Total		(1)	13	(27)
See NOTE 21 - Financial Instruments and NOTE 22 - Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.
Foreign currency translation reserve

	At December 31,
(in millions of Euros)	2022	2021
Foreign currency translation reserve at January 1,	19	(13)
Effect of currency translation differences	22	32
Foreign currency translation reserve at December 31,	41	19

NOTE 10 - FINANCE COSTS - NET

	Year ended December 31,
(in millions of Euros)	2022	2021	2020
Interest expense on borrowings (A)	(91)	(103)	(122)
Interest expense on leases	(10)	(14)	(10)
Interest cost on pension and other benefits	(11)	(9)	(11)
Expenses on factoring arrangements	(15)	(9)	(10)
Net loss on settlement of debt (B)	—	(27)	—
Realized and unrealized gains / (losses) on debt derivatives at fair value (C)	1	10	(32)
Realized and unrealized exchange (losses) / gains on financing activities - net (C)	(1)	(10)	37
Other finance expenses	(5)	(6)	(12)
Capitalized borrowing costs (D)	1	1	1
Finance expenses	(131)	(167)	(159)
Finance costs - net	(131)	(167)	(159)
(A)For the year ended December 31, 2022, interest expense on borrowings included €79 million of interest and €4 million of amortization of arrangement fees related to Constellium SE Senior Notes. For the year ended December 31, 2021, it included €92 million of interest and €4 million of amortization of arrangement fees related to Constellium SE Senior Notes.
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
(D)     Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate was 5% for the years ended December 31, 2022 and 2021 and 6% for the year ended December 31, 2020.
NOTE 11 - INCOME TAX

	Year ended December 31,
(in millions of Euros)	2022	2021	2020
Current tax expense	(22)	(26)	(14)
Deferred tax benefit / (expense)	127	(29)	31
Income tax benefit / (expense)	105	(55)	17

The Group’s effective tax rate reconciliation is as follows:

	Year ended December 31,
(in millions of Euros)	2022	2021	2020
Income / (loss) before tax	203	317	(34)
Statutory tax rate applicable to the parent company	25.8%	28.4%	32.0%
Income tax (expense) / benefit calculated at statutory tax rate	(52)	(90)	11

Effect of foreign tax rate (A)	3	15	2
Changes in recognized and unrecognized deferred tax assets (B)	154	24	15
Other	—	(4)	(11)
Income tax benefit / (expense)	105	(55)	17
Effective income tax rate	(52)%	17%	49%
(A)For the years ended December 31, 2022, 2021 and 2020, the Effect of foreign tax rate resulted from the geographical mix of our pre-tax results.
(B)For the year ended December 31, 2022, the changes in recognized and unrecognized deferred tax assets mainly related to the recognition of previously unrecognized deferred tax assets at one of our main operating entities in the United States for €154 million (see NOTE 17 - Deferred Income Taxes). For the year ended December 31, 2021, the changes mainly related to the recognition of deferred tax assets on temporary differences at one of our main operating entities in the United States. For the year ended December 31, 2020, the changes mainly related to recognized deferred tax assets on prior-year losses carried forward at one of our main operating entities in the United States, following some clarification on U.S. interest limitation rules and the CARES Act.
NOTE 12 - CASH AND CASH EQUIVALENTS
Cash at bank and on hand at December 31, 2022 amounted to €166 million and included €24 million held by subsidiaries that operate in countries where capital control restrictions prevent these balances from being immediately available for general use by the other entities within the Group. At December 31, 2021, the amount subject to these restrictions was €29 million.
NOTE 13 - TRADE RECEIVABLES AND OTHER

	At December 31,
	2022		2021
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables - gross	—	467	—	607
Impairment	—	(2)	—	(4)
Total trade receivables - net	—	465	—	603
Income tax receivables	14	16	24	20
Other tax receivables	—	38	—	40
Contract assets	15	2	19	2
Prepaid expenses	1	8	1	9
Other	13	10	11	9
Total other receivables	43	74	55	80
Total trade receivables and other	43	539	55	683
13.1 Contract assets
Contract assets included €4 million and €6 million of unbilled tooling costs at December 31, 2022 and 2021, respectively.

13.2 Aging

	At December 31,
(in millions of Euros)	2022	2021
Not past due	453	596
1 – 30 days past due	10	6
31 – 60 days past due	2	1
Total trade receivables - net	465	603
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.
13.3 Currency concentration

	At December 31,
(in millions of Euros)	2022	2021
Euro	225	277
U.S. Dollar	213	305
Swiss franc	8	4
Other currencies	19	17
Total trade receivables - net	465	603
13.4 Factoring arrangements
The Group factors trade receivables under committed factoring agreements in the United States, France, Germany, Switzerland and the Czech Republic:
•In the United States, Constellium Muscle Shoals LLC is party to a factoring agreement with a capacity of $200 million and a maturity date in September 2023 and Constellium Automotive USA LLC is party to a factoring agreement with a maximum capacity of $25 million and a maturity date in December 2023.
•The factoring agreement in place for our entities in France has a maximum capacity of €250 million (including a €20 million recourse line) and a maturity date in January 2026.
•Factoring agreements in place for our entities in Germany, Switzerland and the Czech Republic have a combined maximum capacity of €200 million and maturity dates in December 2027.
In addition, the Group sells receivables from one of its German customers under an uncommitted factoring facility whereby receivables sold are confirmed by the customer.
These factoring agreements contain certain customary affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants. In addition, the commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained. The Group was in compliance with all applicable covenants at and for the years ended December 31, 2022 and 2021.
Under the Group’s factoring agreements, most of the trade receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized. Some remaining receivables do not qualify for derecognition, as the Group retains substantially all the associated risks and rewards. At December 31, 2022, the total carrying amount of the original assets factored was €574 million of which €368 million were derecognized. At December 31, 2021, the total carrying amount of the original assets factored was €639 million of which €345 million were derecognized.
The amounts due to the factors in respect to trade receivables sold were €6 million and zero at December 31, 2022 and 2021, respectively.

NOTE 14 - INVENTORIES

	At December 31,
(in millions of Euros)	2022	2021
Finished goods	315	225
Work in progress	638	551
Raw materials	308	226
Stores and supplies	112	95
Inventories write down	(53)	(47)
Total inventories	1,320	1,050
NOTE 15 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2022	21	374	1,411	127	15	1,948
Additions	—	14	90	188	5	297
Disposals	—	—	(4)	—	(1)	(5)
Depreciation expense	(1)	(32)	(230)	(2)	(12)	(277)
Transfer and other changes	2	18	76	(103)	7	—
Effect of changes in foreign exchange rates	1	7	44	1	1	54
Net balance at December 31, 2022	23	381	1,387	211	15	2,017

Cost	42	637	2,957	224	63	3,923
Less accumulated depreciation and impairment	(19)	(256)	(1,570)	(13)	(48)	(1,906)
Net balance at December 31, 2022	23	381	1,387	211	15	2,017

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2021	20	379	1,361	132	14	1,906
Additions	—	6	52	169	6	233
Disposals	—	(1)	(2)	—	(1)	(4)
Depreciation expense	(1)	(27)	(210)	(3)	(12)	(253)
Transfer and other changes	1	5	153	(174)	8	(7)
Effect of changes in foreign exchange rates	1	12	57	3	—	73
Net balance at December 31, 2021	21	374	1,411	127	15	1,948

Cost	38	590	2,750	142	57	3,577
Less accumulated depreciation and impairment	(17)	(216)	(1,339)	(15)	(42)	(1,629)
Net balance at December 31, 2021	21	374	1,411	127	15	1,948
Right-of-use assets
Right-of-use assets have been included in the same line item as that in which a corresponding owned asset would be presented.

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at January 1, 2022	108	65	1	174
Additions	11	7	—	18
Disposals	—	(1)	—	(1)
Depreciation expense	(12)	(20)	(1)	(33)
Effect of changes in foreign exchange rates	—	3	—	3
Net balance at December 31, 2022	107	54	—	161

Cost	161	146	1	308
Less accumulated depreciation and impairment	(54)	(92)	(1)	(147)
Net balance at December 31, 2022	107	54	—	161

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at January 1, 2021	112	72	2	186
Additions	5	7	—	12
Depreciation expense	(11)	(16)	(1)	(28)
Transfer and other changes	—	(1)	—	(1)
Effect of changes in foreign exchange rates	2	3	—	5
Net balance at December 31, 2021	108	65	1	174

Cost	150	144	3	297
Less accumulated depreciation and impairment	(42)	(79)	(2)	(123)
Net balance at December 31, 2021	108	65	1	174
The total expense relating to short-term leases, low value asset leases and variable lease payments that are still recognized as operating expenses was €15 million, €12 million and €11 million for the years ended December 31, 2022, 2021 and 2020 respectively.
Depreciation expense
Total depreciation expense relating to property, plant and equipment and intangible assets are presented in the Consolidated Income Statement as follows:

	Year ended December 31,
(in millions of Euros)	2022	2021	2020
Cost of sales	(270)	(245)	(240)
Selling and administrative expenses	(12)	(17)	(14)
Research and development expenses	(5)	(5)	(5)
Total depreciation expense	(287)	(267)	(259)
The amount of contractual commitments for the acquisition of property, plant and equipment is disclosed in NOTE 28 - Commitments.

Impairment tests for property, plant and equipment and intangibles assets
Impairment tests at December 31, 2022 and 2021
No triggering events were identified at December 31, 2022 and 2021 for our Cash Generating Units (“CGUs”).
Impairment tests at December 31, 2020
At December 31, 2020, the downturn in the aerospace industry resulting from the COVID-19 pandemic was identified as an indicator of impairment for all the CGUs in the A&T segment.
As a result, these CGUs were tested for impairment and their value in use was calculated using discounted cash flows based on a financial forecast for the period 2021-2025 prepared by management and reflecting its best estimates at the time. Based on this analysis, the conclusion to fully impair these two CGUs for €16 million (€9 million for the Montreuil-Juigné plant and €7 million for the Ussel plant) was reached in the year ended December 31, 2020.
The Group also tested the sensitivity of two other A&T CGUs to changes in cash flows, in discount rates, and in perpetuity growth rates, and determined that no impairment was appropriate.
At December 31, 2020, management also reviewed the CGUs in the AS&I segment and identified an indicator of impairment for two Automotive Structures plants - Nanjing, China and White, Georgia, U.S. The two CGUs were tested for impairment and their values in use were calculated using discounted cash flows and a discount rate of 9%. Based on this analysis, the conclusion to fully impair the Nanjing plant for €12 million was reached in the year ended December 31, 2020. The White Georgia plant was partially impaired for €13 million, leading to a carrying value of €11 million at December 31, 2020.
There were no other impairment indicators identified for our other CGUs at December 31, 2020.
NOTE 16 - INTANGIBLE ASSETS AND GOODWILL

(in millions of Euros)	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total Intangible Assets	Goodwill
Net balance at January 1, 2022	18	21	13	2	4	58	451
Additions	—	—	—	3	—	3	—
Amortization expense	(2)	(7)	(1)	—	—	(10)	—
Transfer	—	2	—	(2)	—	—	—
Effect of changes in foreign exchange rates	2	—	1	—	—	3	27
Net balance at December 31, 2022	18	16	13	3	4	54	478

Cost	92	94	42	4	4	236	478
Less accumulated depreciation and impairment	(74)	(78)	(29)	(1)	—	(182)	—
Net balance at December 31, 2022	18	16	13	3	4	54	478

(in millions of Euros)	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total Intangible Assets	Goodwill
Net balance at January 1, 2021	18	15	13	13	2	61	417
Additions	—	—	—	4	—	4	—
Amortization expense	(1)	(12)	(1)	—	—	(14)	—
Transfer	—	17	—	(15)	2	4	—
Effect of changes in foreign exchange rates	1	1	1	—	—	3	34
Net balance at December 31, 2021	18	21	13	2	4	58	451

Cost	86	91	40	3	4	224	451
Less accumulated depreciation and impairment	(68)	(70)	(27)	(1)	—	(166)	—
Net balance at December 31, 2021	18	21	13	2	4	58	451
Impairment tests for goodwill
Goodwill in the amount of €478 million was allocated to our operating segments: €471 million to P&ARP, €5 million to A&T and €2 million to AS&I.
At December 31, 2022, the recoverable amount of our operating segments was determined based on value in use calculations, using discounted cash-flows.
The recoverable amount of the A&T and AS&I operating segments significantly exceeded their carrying value. No reasonable change in the assumptions used could have led to a potential impairment charge.
For the P&ARP operating segment, the analysis was based on forecasted cash flows that grow to management’s estimate of a normalized level by 2027 and then at a long term growth rate of 1.5% thereafter. The discount rate applied to the cash-flow projections was 9%. Based on this analysis, the carrying value of €1.6 billion remained below the recoverable value which was in excess of €2 billion at December 31, 2022 and therefore there was no goodwill impairment at the P&ARP operating segment.
With cash-flows 40% lower from 2023 to 2027 including the terminal year cash flow, the recoverable value still exceeded the carrying value.

NOTE 17 - DEFERRED INCOME TAXES
Recognized Deferred Tax Assets

	At December 31,
(in millions of Euros)	2022	2021
Deferred income tax assets	271	162
Deferred income tax liabilities	(28)	(14)
Net deferred income tax assets	243	148

	At January 1, 2022	Reclassified as held for sale	Recognized in		FX	At December 31, 2022
(in millions of Euros)			Profit or loss	OCI
Long-term assets	(124)	(2)	31	—	(7)	(102)
Inventories	3	—	(4)	—	(1)	(2)
Pensions	119	—	(10)	(35)	4	78
Derivative valuation	(6)	—	8	2	—	4
Tax losses carried forward	117	—	67	—	6	190
Other (A)	39	—	35	—	1	75
Net deferred income tax assets	148	(2)	127	(33)	3	243
(A)At December 31, 2022, Other primarily related to temporary differences arising from provisions and interest expense which will become tax-deductible in future periods.

	At January 1, 2021	Recognized in		FX	At December 31, 2021
(in millions of Euros)		Profit or loss	OCI
Long-term assets	(106)	(10)	—	(8)	(124)
Inventories	5	(2)	—	—	3
Pensions	126	5	(17)	5	119
Derivative valuation	(5)	(5)	4	—	(6)
Tax losses carried forward	116	(7)	—	8	117
Other (A)	47	(10)	—	2	39
Net deferred income tax assets	183	(29)	(13)	7	148
(A)At December 31, 2021, Other primarily related to temporary differences arising from provisions and interest expense which will become tax-deductible in future periods.

Unrecognized Deferred Tax Assets
Based on the expected taxable income of the entities, the Group believed that it was more likely than not that a total of €199 million and €805 million at December 31, 2022 and 2021, respectively, of unused tax losses and deductible temporary differences, would not be used. Consequently, the corresponding net deferred tax assets were not recognized. The related tax impact of €48 million and €191 million at December 31, 2022 and 2021, respectively, was attributable to the following:

	At December 31,
(in millions of Euros)	2022	2021
Expiring within 5 years	(5)	(3)
Expiring after 5 years and limited	(5)	(55)
Unlimited	(21)	(27)
Tax losses	(31)	(85)
Long-term assets	(2)	(65)
Pensions	(3)	(7)
Other	(12)	(34)
Deductible temporary differences	(17)	(106)
Total	(48)	(191)
Recognition of Deferred Tax Assets
Some deferred tax assets in respect of temporary differences and unused tax losses were recognized without being offset by deferred tax liabilities.
In accordance with the accounting policies described in note 2.6 of the Consolidated Financial Statements, a detailed assessment was performed on net deferred tax asset recovery at December 31, 2022, with specific focus on tax jurisdictions with unused tax losses carried forward.
At December 31, 2021, most of the the tax loss carryforwards as well as the deductible temporary differences on long-term assets and other differences resided at one of our main operating entities in the United States. An assessment was performed on the recoverability of the deferred tax assets associated with the deductible temporary differences and tax losses. Management concluded that it was more likely than not that the entity would not be able to use the tax benefits associated with the deductible temporary differences and tax losses. Consequently, the related deferred tax assets were not recognized.
In the year ended December 31, 2022, management determined that it is more likely than not that future earnings will be sufficient to realize these previously unrecognized deferred tax assets. In making this determination management considered all available positive and negative evidence including historical results as well as forecasted profitability supported by revised projections from the Group’s latest long-term plan. Accordingly, the Group recognized a deferred tax asset and a corresponding income tax benefit of €154 million in the year ended December 31, 2022.
Management considered that the tax losses related to the other tax jurisdictions that generated the deferred tax assets were not expected to be recurring and did not challenge the profitable long-term structure of its business model. In addition, tax planning opportunities are available to increase the taxable profit and the use the long-term limited and unlimited tax losses.
Management concluded that it was more likely than not that the net deferred tax asset balance of €243 million and €148 million at December 31, 2022 and 2021, respectively, would be recoverable.
NOTE 18 - DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE
In the quarter ended December 31, 2022, the Group determined that Constellium Ussel, one of the entities in the Aerospace and Transportation operating segment, met the criteria to be classified as a disposal group held for sale. As a result, the related assets and liabilities were presented as held for sale at December 31, 2022. The sale of this entity was completed in February 2023 (see NOTE 32 - Subsequent Events).

No impairment loss was recognized on the reclassification as held for sale.

At December 31,
(in millions of Euros)	2022
Assets of disposal group classified as held for sale
Cash and cash equivalents	1
Trade receivables and other	6
Inventories	5
Deferred tax assets	2
Total assets of disposal group classified as held for sale	14
Liabilities of disposal group classified as held for sale
Trade payables and other	8
Pensions and other post-employment benefit obligations	2
Total liabilities of disposal group classified as held for sale	10
NOTE 19 - TRADE PAYABLES AND OTHER

	At December 31,
	2022		2021
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	1,155	—	1,065
Fixed assets payables	—	36	—	22
Employees' entitlements	—	195	—	185
Taxes payable other than income tax	—	17	—	16
Contract liabilities and other liabilities to customers	20	55	4	77
Other payables	23	9	28	12
Total other	43	312	32	312
Total trade payables and other	43	1,467	32	1,377
Contract liabilities and other liabilities to customers

	At December 31,
	2022		2021
(in millions of Euros)	Non-current	Current	Non-current	Current
Deferred tooling revenue	19	—	3	—
Advance payment from customers	—	6	—	7
Unrecognized variable consideration (A)	1	49	1	67
Other	—	—	—	3
Total contract liabilities and other liabilities to customers	20	55	4	77
(A)Unrecognized variable consideration consists of expected volume rebates, discounts, incentives, refunds penalties and price concessions.
Revenue of €58 million that related to contract liabilities at at January 1, 2022 was recognized in the year ended December 31, 2022. Revenue of €60 million generated in the year ended December 31, 2022 was deferred.
Revenue of €33 million that related to contract liabilities at January 1, 2021 was recognized in the year ended December 31, 2021. Revenue of €36 million generated in the year ended December 31, 2021 was deferred.

NOTE 20 - BORROWINGS
20.1 Analysis by nature

		At December 31,
		2022							2021
(in millions of Euros)		Nominal Value in Currency		Nominal rate	Nominal Value in Euros	(Arrange-ment fees)	Accrued interests	Carrying value	Carrying value
Secured Pan-U.S. ABL (due 2026) (A)			$85	Floating	80	—	1	81	—
Secured PGE French Facility (repaid in May 2022) (B)			€180	Floating	—	—	—	—	180
Senior Unsecured Notes (C)
Issued November 2017 and	due 2026		$300	5.875%	281	(2)	6	285	268
Issued November 2017 and	due 2026		€400	4.250%	400	(3)	6	403	402
Issued June 2020 and	due 2028		$325	5.625%	305	(5)	1	301	284
Issued February 2021 and	due 2029 (D)		$500	3.750%	469	(6)	4	467	438
Issued June 2021 and	due 2029 (D)		€300	3.125%	300	(4)	4	300	300
Unsecured Swiss Facility (repaid in June 2022)		CHF	15	1.175%	—	—	—	—	14
Lease liabilities					167	—	1	168	183
Other loans (E)					51	—	—	51	60
Total Borrowings					2,053	(20)	23	2,056	2,129
Of which non-current								1,908	1,871
Of which current								148	258
(A)In June 2022, the Pan-U.S. ABL was amended to, among other things, increase the commitment to $500 million, provide an incremental revolving credit facility accordion of up to $100 million, and replace the LIBOR reference rate by the SOFR reference rate.
(B)The initial maturity date of the PGE was May 2021 with an option for Constellium to extend for up to 5 years. In May 2021, the maturity date was extended to May 2022. In May 2022, the PGE was repaid accordingly.
(C)The Senior Unsecured Notes were issued by Constellium SE and are guaranteed by certain subsidiaries.
(D)For the $500 million Sustainability-Linked Senior Notes issued in February 2021 and the €300 million Sustainability-Linked Senior Notes issued in June 2021, Constellium has established two sustainability performance targets (greenhouse gas emissions intensity and recycled metal input). If Constellium does not satisfy the first target for the year ended December 31, 2025, the interest rates for both Notes will be increased by 0.125% starting April 15, 2026 and July 15, 2026 respectively. If Constellium does not satisfy the second target for the year ended December 31, 2026, the interest rates will be increased by 0.125% starting April 15, 2027 and July 15, 2027, respectively (in addition to any increase arising from failure to meet the first target). At December 31, 2022, the Group expects to satisfy these targets.
(E)At December 31, 2022 Other loans included €36 million of financial liabilities relating to the sale and leaseback of assets that were considered to be financing arrangements in substance.
20.2 Undrawn credit facilities and overdraft arrangements
At December 31, 2022, the Group had a €100 million Secured Inventory facility in place. This committed asset-based credit facility matures in April 2023 and was undrawn at December 31, 2022. The Group also uses a €50 million Money Market facility, as well as overdraft agreements with its commercial banks for cash management purposes. These arrangements are uncommitted and were undrawn at December 31, 2022.

20.3 Securities against borrowings and covenants
Assets pledged as security
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
Covenants
The Group was in compliance with all applicable debt covenants at and for the years ended December 31, 2022 and 2021.
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

20.4 Movements in borrowings

(in millions of Euros)	2022	2021
At January 1,	2,129	2,391
Cash flows
Proceeds from issuance of long-term borrowings (A)	—	712
Repayments of long-term borrowings (B)	(192)	(1,052)
Net change in revolving credit facilities and short-term borrowings (C)	72	(5)
Lease repayments	(37)	(32)
Payment of deferred financing costs	—	(13)
Non-cash changes
Movement in accrued interest	(1)	(11)
Changes in leases and other loans	18	18
Deferred arrangement fees	3	16
Effects of changes in foreign exchange rates	64	105
At December 31,	2,056	2,129
(A)In February 2021, Constellium SE issued $500 million 3.750% Sustainability-Linked Senior Notes (€412 million converted at the issuance date exchange rate). In June 2021, Constellium SE issued €300 million 3.125% Sustainability-Linked Senior Notes.
(B)For the twelve months ended December 31, 2022, repayments of long-term borrowings included the repayment of the PGE.
In February 2021, Constellium SE tendered and redeemed the $650 million 6.625% Senior Notes due 2025 (€536 million converted at the redemption date exchange rate). In June 2021, Constellium SE redeemed the $400 million 5.750% Senior Notes due 2024 (€328 million converted at the redemption date exchange rate). In November 2021, Constellium SE partially redeemed $200 million ( €177 million converted at the repayment date exchange rate) of the $500 million outstanding aggregate principal amount of the 5.875% Senior Notes due 2026.
(C)For the twelve months ended December 31, 2022, the net change in revolving credit facilities and short-term borrowings included the net proceeds from the Pan-U.S. ABL and the repayment of the Swiss facility.
20.5 Currency concentration

	At December 31,
(in millions of Euros)	2022	2021
U.S. Dollar	1,188	1,055
Euro	861	1,048
Other currencies	7	26
Total borrowings	2,056	2,129

NOTE 21 - FINANCIAL INSTRUMENTS
21.1 Financial assets and liabilities by categories

		At December 31,
		2022				2021
(in millions of Euros)	Notes	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total
Cash and cash equivalents	12	166	—	—	166	147	—	—	147
Trade receivables	13	—	—	465	465	—	—	603	603
Other financial assets		—	37	2	39	—	70	—	70
Total		166	37	467	670	147	70	603	820

		At December 31,
		2022				2021
(in millions of Euros)	Notes	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total
Trade payables and fixed asset payables	19	1,191	—	—	1,191	1,087	—	—	1,087
Borrowings	20	2,056	—	—	2,056	2,129	—	—	2,129
Other financial liabilities		—	40	15	55	—	26	5	31
Total		3,247	40	15	3,302	3,216	26	5	3,247
21.2 Fair values
The carrying value of the Group’s borrowings at maturity is the redemption value.
The fair value of Constellium SE Senior Notes issued in November 2017, June 2020, February 2021 and June 2021 account for 97%, 92%, 82% and 80% respectively of the nominal value and amount to €657 million, €282 million, €385 million and €239 million, respectively, at December 31, 2022.
All derivatives are presented at fair value in the Consolidated Statement of Financial Position. The fair values of trade receivables, other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

	At December 31,
	2022			2021
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Aluminium and premium derivatives	2	7	9	9	38	47
Energy derivatives	3	2	5	1	1	2
Other commodity derivatives	—	2	2	—	4	4
Currency commercial derivatives	3	20	23	2	14	16
Currency net debt derivatives	—	—	—	—	1	1
Other financial assets - derivatives	8	31	39	12	58	70

Aluminium and premium derivatives	—	19	19	—	14	14
Energy derivatives	3	7	10	—	—	—
Other commodity derivatives	—	1	1	—	—	—
Currency commercial derivatives	11	14	25	6	11	17
Other financial liabilities - derivatives	14	41	55	6	25	31
In the year ended December 31, 2021, forward purchases of $565 million versus the Euro using cross currency basis swaps were not renewed when they reached their maturity or were bought out before their initial maturity in connection with the refinancing of the Senior Notes. This transaction generated a cash outflow of €32 million which is presented in Other financing activities within the Consolidated Statement of Cash Flows in the year ended December 31, 2021.
21.3 Valuation hierarchy
The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:
•Level 1 is based on a quoted price (unadjusted) in active markets for identical financial instruments. Level 1 includes aluminium, copper and zinc futures that are traded on the LME.
•Level 2 is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices). Level 2 includes foreign exchange derivatives and natural gas derivatives. The present value of future cash flows based on the forward or on the spot exchange rates at the balance sheet date is used to value foreign exchange derivatives.
•Level 3 is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs). Trade receivables are classified as a Level 3 measurement under the fair value hierarchy.

	At December 31,
	2022				2021
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	6	33	—	39	41	29	—	70
Other financial liabilities - derivatives	17	38	—	55	13	18	—	31
There was no material transfer of asset and liability categories into or out of Level 1, Level 2 or Level 3 during the years ended December 31, 2022 and 2021.

NOTE 22 - FINANCIAL RISK MANAGEMENT
The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates and metal prices, while maintaining the financial flexibility the Group requires in order to successfully execute its business strategy.
Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk including foreign exchange, commodity price and interest rate risks; (ii) credit risk and (iii) liquidity risk.
22.1 Foreign exchange risk
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
The following tables outline the nominal value (converted to millions of Euros at the closing rate) of forward derivatives for Constellium’s most significant foreign exchange exposures at December 31, 2022.

Sold currencies	Maturity Year	Less than 1 year	Over 1 year
USD	2023-2025	409	186
CHF	2023-2026	82	29
CZK	2023	3	—
Other currencies	2023	10	—

Purchased currencies	Maturity Year	Less than 1 year	Over 1 year
USD	2023-2026	109	25
CHF	2023-2025	134	16
CZK	2023-2024	78	20
Other currencies	2023	1	—
The Group has agreed to supply a major customer with fabricated metal products from a Euro functional currency entity and invoices in U.S. Dollars. The Group has entered into significant foreign exchange derivatives that matched related highly probable future conversion sales. The Group designates these derivatives for hedge accounting, with a total nominal amount of $248 million and $274 million at December 31, 2022 and December 31, 2021 respectively, with maturities ranging from 2023 to 2025.

The table below details the effect of foreign currency derivatives in the Consolidated Income Statement and the Consolidated Statement of Comprehensive Income:

		Year ended December 31,
(in millions of Euros)	Notes	2022	2021	2020
Derivatives that do not qualify for hedge accounting
Included in Other gains and losses - net
Realized gains / (losses) on foreign currency derivatives - net	9	—	1	(4)
Unrealized gains / (losses) on foreign currency derivatives - net (A)	9	6	15	(9)
Derivatives that qualify for hedge accounting
Included in Other comprehensive income
Unrealized (losses) / gains on foreign currency derivatives - net		(16)	(21)	20
Gains reclassified from cash flow hedge reserve to the Consolidated Income Statement		8	4	6
Included in Revenue (B)
Realized losses on foreign currency derivatives - net	9	(8)	(2)	(7)
Unrealized (losses) / gains on foreign currency derivatives - net	9	—	(2)	1
Derivatives discontinued from hedge accounting
Included in Other gains and losses - net
Losses reclassified from OCI as a result of hedge accounting discontinuation (C)	9	—	—	(6)
(A)Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future years when these sales are recognized.
(B)Changes in fair value of derivatives that qualify for hedge accounting are included in Revenue when the related customer invoices are issued.
(C)In the year ended December 31, 2020, we determined that a portion of the hedged forecasted sales for 2020 and 2021, to which hedge accounting was applied, was no longer expected to occur. As a result, the fair value of the related derivatives accumulated in equity was reclassified in the Consolidated Income Statement and resulted a €6 million loss.
ii. Financing transaction exposures
When the Group enters into intercompany loans and deposits, the financing is generally provided in the functional currency of the subsidiary. The foreign currency exposure of the Group’s external funding and liquid assets is systematically hedged either naturally through intercompany foreign currency loans and deposits or through foreign currency derivatives.
At December 31, 2022, the net hedged position related to long-term and short-term loans and deposits in U.S. dollars included a forward sale of $115 million versus the Euro using simple foreign exchange forward contracts.

	Year ended December 31,
(in millions of Euros)	2022	2021	2020
Derivatives
Included in Finance costs - net
Realized gains / (losses) on foreign currency derivatives - net	2	(36)	7
Unrealized (losses) / gains on foreign currency derivatives - net	(1)	46	(39)
Total	1	10	(32)
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

(in millions of Euros)	Effect on income before tax	Effect on pretax equity
Trade receivables	3	—
Trade payables	(1)	—
Derivatives on commercial transactions (A)	(25)	(24)
Net commercial transaction exposure	(23)	(24)
Cash in Bank and intercompany loans	105	—
Borrowings	(117)	—
Derivatives on financing transactions	12	—
Net financing transaction exposure	—	—
Total	(23)	(24)
(A)Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future years when these sales are recognized. The impact on pretax equity of €24 million relates to derivatives hedging the future sales spread from 2023 to 2025 which are designated as cash flow hedges.
The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.
iii. Translation exposures
Foreign exchange impacts related to the translation of net investments in foreign subsidiaries from functional currency to Euro, and of the related revenue and expenses, are not hedged as the Group operates in these various countries on permanent basis except as described below.
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

(in millions of Euros)	Effect on income before tax	Effect on pretax equity
10% strengthening U.S. Dollar/Euro	23	182
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
Temporary increases in inventory, to the extent material, are sold forward to the expected sales date to ensure the price paid for the metal will be redeemed when it is sold.
The Group also purchases fixed price copper, aluminium premium, silver and zinc derivatives to offset the commodity exposure where sales contracts have embedded fixed price agreements for these commodities.
In addition, the Group purchases natural gas fixed price derivatives to lock in energy costs where a fixed price purchase contract is not possible.
At December 31, 2022, the nominal amount of commodity derivatives is as follows:

(in millions of Euros)	Maturity	Less than 1 year	Over 1 year
Aluminium	2023-2024	290	5
Premium	2023-2025	18	5
Copper	2023	12	—
Silver	2023-2024	18	—
Natural gas	2023-2026	31	29
Zinc	2023	8	—
The value of the contracts will fluctuate due to changes in market prices but our hedging strategy helps protect the Group’s margin on future conversion and fabrication activities. At December 31, 2022, these contracts were directly entered into with external counterparties.
The Group does not apply hedge accounting on commodity derivatives and therefore mark-to-market movements are recognized in Other gains and losses - net.

	Year ended December 31,
(in millions of Euros)	2022	2021	2020
Derivatives
Included in Other gains and losses - net
Realized (losses) / gains on commodity derivatives - net	(6)	112	(31)
Unrealized (losses) / gains on commodity derivatives - net	(53)	24	25
Commodity price sensitivity: risks associated with derivatives
The net impact on earnings and equity of a 10% increase in the market price of aluminium, based on the aluminium derivatives held by the Group at December 31, 2022 (before tax), with all other variables held constant, was estimated to be a €28 million gain. The balances of these financial instruments may change in future years, and therefore these amounts may not be indicative of future results.
22.3 Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market interest rates. The Group’s interest rate risk arises principally from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk, which is partially offset by cash and cash equivalent deposits earning interest at variable interest rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. At December 31, 2022, the Group’s borrowings were mainly at fixed rates.

Interest rate sensitivity: risks associated with variable-rate financial instruments
The impact on income before income tax of a 50 basis point increase or decrease in the LIBOR, EURIBOR or SOFR interest rates as applicable, based on the variable rate financial instruments held by the Group at December 31, 2022 and 2021, with all other variables held constant, was estimated to be approximately €3 million for the year ended December 31, 2022, and approximately €1 million for the year ended December 31, 2021. However, the balances of such financial instruments may not remain constant in future years, and therefore these amounts may not be indicative of future results.
22.4 Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of cash-in-bank, cash deposits, mark-to-market on derivative transactions and customer trade receivables arising from the Group’s operating activities. The maximum exposure to credit risk for the year ended December 31, 2022 is the carrying value of each class of financial asset as described in NOTE 21 - Financial Instruments. The Group does not generally hold any collateral as security.
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
The number of financial counterparties tabulated below shows our exposure to the counterparty by rating type (Parent company ratings from Moody’s Investor Services):

	At December 31,
	2022		2021
	Number of financial counterparties (A)	Exposure (in millions of Euros)	Number of financial counterparties (A)	Exposure (in millions of Euros)
Rated Aa or better	2	51	3	54
Rated A	6	112	13	98
Rated Baa	1	3	3	33
Total	9	166	19	185
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
Trade receivables are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Constellium management on a regular basis. Over 76% of the Group’s trade account receivables are insured by insurance companies rated A3 or better or sold to a factor on a non-recourse basis. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, bank guarantees or letters of credit.
Historically, we have a very low level of customer default as a result of long history of dealing with our customer base and an active credit monitoring function. See NOTE 13 - Trade Receivables and Other for the aging of trade receivables.

22.5 Liquidity risk management
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
The liquidity requirements of the overall Company are funded by cash and drawings on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury.
At December 31, 2022, the borrowing base for the Pan-U.S. ABL and the French Inventory Facility were €469 million and €100 million, respectively. After deduction of amounts drawn and letters of credit, the Group had €480 million outstanding availability under these revolving credit facilities.
At December 31, 2022, liquidity was €709 million, comprised of €166 million of cash and cash equivalents and €543 million of available undrawn facilities, including the €480 million described above.
At December 31, 2021, liquidity was €773 million, comprised of €147 million of cash and cash equivalents and €626 million of available undrawn facilities.
Margin calls
The Group’s financial institution counterparties may require margin calls should the mark-to-market of our derivatives hedging foreign exchange and commodity price risks exceed a pre-agreed contractual limit. In order to protect from potential margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis. In addition, the Group (i) ensures that financial counterparts hedging transactional exposure are also hedging foreign currency loan and deposit exposures and (ii) holds a significant liquidity buffer in cash or in availability under its various borrowing facilities.
At December 31, 2022 and 2021, there was no margin requirement paid as collateral to counterparties related to foreign exchange hedges nor related to aluminium or any other commodity hedges.
Undiscounted contractual financial assets and liabilities
The tables below show undiscounted contractual financial assets and financial liabilities values by relevant maturity groupings based on the remaining periods from December 31, 2022 and 2021, respectively, to the contractual maturity date.

	At December 31,
	2022			2021
(in millions of Euros)	Less than 1 year	Between 1- 5 years	Over 5 years	Less than 1 year	Between 1 - 5 years	Over 5 years
Financial assets
Net cash flows from derivative assets related to currencies and commodities	31	9	—	60	12	—
Trade receivables	465	—	—	603	—	—
Total	496	9	—	663	12	—

		At December 31,
		2022			2021
(in millions of Euros)	Notes	Less than 1 year	Between 1 - 5 years	After 5 years	Less than 1 year	Between 1 - 5 Years	After 5 years
Financial liabilities
Borrowings		5	698	1,087	195	710	1,046
Leases		35	98	86	37	99	85
Interest (A)		78	260	54	79	285	96
Net cash flows from derivative liabilities related to currencies and commodities		42	19	—	26	12	—
Trade payables and fixed asset payables	19	1,191	—	—	1,087	—	—
Total		1,351	1,075	1,227	1,424	1,106	1,227
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
Interest rate risk
A decrease in the discount rate will increase the defined benefit obligation. At December 31, 2022, impacts of the change on the defined benefit obligation of a 50 basis points increase / decrease in the discount rates are calculated by using a proxy based on the duration of each scheme:

(in millions of Euros)	50 bp increase in discount rates	50 bp decrease in discount rates
France	(6)	7
Germany	(5)	5
Switzerland	(16)	17
United States	(19)	23
Total sensitivity on Defined Benefit Obligations	(46)	52
Longevity risk
The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of plan participants. An increase in the life expectancy of the plan participants will increase the plan’s liability.
23.3 Actuarial assumptions
Pension and other post-employment benefit obligations were updated based on the discount rates applicable at December 31, 2022.

	At December 31,
	2022			2021
	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Rate of increase in salaries	Rate of increase in pensions	Discount rate
Switzerland	1.75%	—	2.05%	1.50%	—	0.15%
U.S.
Hourly pension	3.00%	—	5.00% - 5.05%	2.20%	—	2.80% - 2.95%
Salaried pension	—%	—	5.05%	—%	—	2.85%
OPEB (A)	4.00%	—	5.00% - 5.05%	3.80%	—	2.85% - 2.95%
Other benefits	3.80%	—	4.95% - 5.00%	3.80%	—	2.60% - 2.85%
France	2.20%	2.00%		1.80% - 3.80%	2.00%
Retirements	—	—	3.80%	—	—	1.00%
Other benefits	—	—	3.80%	—	—	0.90%
Germany	2.50%	2.00%	3.75%	2.50%	1.80%	1.05%
(A)The other main financial assumptions used for the OPEB healthcare plans, which are predominantly in the U.S. were:
•Medical trend rate: i) pre-65: 6.75% starting in 2022 decreasing gradually to 4.50% in 2031 and stable onwards and ii) post-65: 6.00% starting in 2022 decreasing gradually to 4.50% in 2031 and stable onwards,
•Claims costs based on Company experience.
For both pension and healthcare plans, the post-employment mortality assumptions allow for future improvements in life expectancy.

23.4 Amounts recognized in the Consolidated Statement of Financial Position

	At December 31,
	2022			2021
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	614	—	614	766	—	766
Fair value of plan assets	(461)	—	(461)	(544)	—	(544)
Deficit of funded plans	153	—	153	222	—	222
Present value of unfunded obligation	96	154	250	128	249	377
Net liability / (asset) arising from defined benefit obligation	249	154	403	350	249	599
23.5 Movement in net defined benefit obligations

	Year ended December 31, 2022
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(in millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2022	894	249	1,143	(544)	599
Included in the Consolidated Income Statement
Current service cost	20	8	28	—	28
Interest cost / (income)	13	7	20	(9)	11
Past service cost	2	(49)	(47)	—	(47)
Immediate recognition of gains arising over the year	—	(5)	(5)	—	(5)
Administration expenses	—	—	—	2	2
Included in the Statement of Comprehensive Income
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	107	107
—changes in financial assumptions	(211)	(43)	(254)	—	(254)
—changes in demographic assumptions	—	(1)	(1)	—	(1)
—experience losses	(3)	(9)	(12)	—	(12)
Effects of changes in foreign exchange rates	34	16	50	(30)	20
Included in the Consolidated Statement of Cash Flows
Benefits paid	(42)	(21)	(63)	57	(6)
Contributions by the Group	—	—	—	(38)	(38)
Contributions by the plan participants	4	2	6	(6)	—
Reclassification as liabilities of disposal group classified as held for sale	(1)	—	(1)	—	(1)
At December 31, 2022	710	154	864	(461)	403

	Year ended December 31, 2021
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(in millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2021	906	216	1,122	(458)	664
Included the Consolidated Income Statement
Current service cost	22	8	30	—	30
Interest cost / (income)	10	5	15	(6)	9
Past service cost	1	31	32	—	32
Immediate recognition of gains arising over the year	—	—	—	—	—
Administration expenses	—	—	—	2	2
Included in the Statement of Comprehensive Income
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	(56)	(56)
—changes in financial assumptions	(29)	(9)	(38)	—	(38)
—changes in demographic assumptions	(13)	—	(13)	—	(13)
—experience losses	(9)	(2)	(11)	—	(11)
Effects of changes in foreign exchange rates	38	17	55	(32)	23
Included in the Consolidated Statement of Cash Flows
Benefits paid	(36)	(18)	(54)	32	(22)
Contributions by the Group	—	—	—	(21)	(21)
Contributions by the plan participants	4	1	5	(5)	—
At December 31, 2021	894	249	1,143	(544)	599
Movements in net defined benefit obligations reported in Other Comprehensive Income in the years ended December 31, 2022 and 2021, primarily reflected the impact of changes in discount rates (see note 23.3), the difference between actual returns and interest on plan assets and the impact of changes in foreign exchanges rates.
23.6 Ravenswood plan amendment
In October 2022, Constellium Rolled Products Ravenswood and United Steelworkers Local Union 5668 entered into a new three-year collective bargaining agreement. The agreement included changes in OPEB and pension benefits that are accounted for as a plan amendment in the year ended December 31, 2022. The changes resulted in a reduction of the OPEB obligation recorded as a gain from negative past service cost for €49 million and an increase of the pension obligation recorded as an additional past service costs for €2 million.
23.7 Ravenswood OPEB dispute
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
23.8 Net defined benefit obligations by country

	At December 31,
	2022			2021
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	117	(6)	111	158	(5)	153
Germany	100	(1)	99	134	(2)	132
Switzerland	249	(236)	13	306	(268)	38
United States	398	(218)	180	545	(269)	276
Total	864	(461)	403	1,143	(544)	599
23.9 Plan asset categories

	At December 31,
	2022			2021
(in millions of Euros)	Quoted in an active market	Not quoted in an active market	Total	Quoted in an active market	Not quoted in an active market	Total
Cash & cash equivalents	4	—	4	4	—	4
Equities	87	36	123	115	61	176
Bonds	146	80	226	149	110	259
Property	14	60	74	16	55	71
Other	—	34	34	—	34	34
Total fair value of plan assets	251	210	461	284	260	544
23.10 Cash flows
Expected contributions to pension and other benefit plans amount to €23 million and €16 million, respectively, for the year ending December 31, 2023.
Future benefit payments expected to be paid either by pension funds or directly by the Company to beneficiaries are as follows:

(in millions of Euros)	Estimated benefits payments
Year ended December 31,
2023	56
2024	56
2025	57
2026	57
2027	60
2028 to 2032	328
The weighted-average maturity of the defined benefit obligations was 11.2 and 14.2, respectively, for the years ended December 31, 2022 and 2021.

NOTE 24 - PROVISIONS

(in millions of Euros)	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2022	88	2	27	117
Allowance	3	—	3	6
Amounts used	(3)	(2)	(2)	(7)
Unused amounts reversed	—	—	(4)	(4)
Unwinding of discounts and change in discount rates	(5)	—	—	(5)
Effects of changes in foreign exchange rates	3	—	1	4
At December 31, 2022	86	—	25	111

Of which current	12	—	9	21
Of which non-current	74	—	16	90
Total provisions	86	—	25	111

(in millions of Euros)	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2021	88	6	27	121
Allowance	4	3	4	11
Amounts used	(1)	(6)	(2)	(9)
Unused amounts reversed	(2)	(1)	(6)	(9)
Unwinding of discounts and change in discount rates	(1)	—	—	(1)
Effects of changes in foreign exchange rates	4	—	—	4
Transfer	(4)	—	4	—
At December 31, 2021	88	2	27	117

Current	7	1	12	20
Non-Current	81	1	15	97
Total Provisions	88	2	27	117
Close down, environmental and remediation costs
The Group records provisions for the estimated present value of the costs of its environmental clean-up obligations and close down and restoration efforts based on the net present value of estimated future costs of the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas.
These provisions are expected to be settled over the next 40 years depending on the nature of the disturbance and the technical remediation plans.
Legal claims and other costs

	At December 31,
(in millions of Euros)	2022	2021
Litigation	15	16
Disease claims (A)	10	9
Other	—	2
Total provisions for legal claims and other costs	25	27
(A)Since the early 1990s, certain activities of the Group’s businesses have been subject to claims and lawsuits in France relating to occupational diseases resulting from alleged asbestos exposure, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for developing such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. At December 31, 2022, six cases in which gross negligence is alleged (“faute inexcusable”) are outstanding (five at December 31, 2021), the average amount per claim being around €0.4 million. The average settlement amount per claim over the past five years was less than €0.5 million. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results from continuing operations, financial position, or cash flows of the Group.
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
NOTE 25 - NON-CASH INVESTING AND FINANCING TRANSACTIONS
Property, plant and equipment acquired through leases or financed by third parties amounted to €18 million, €18 million and €66 million for the years ended December 31, 2022, 2021 and 2020, respectively. These leases and financings are excluded from the Statement of Cash Flow as they are non-cash investing transactions.
Fair values of vested Restricted Stock Units and Performance Stock Units amounted to €15 million for the years ended December 31, 2022 and 2021, and €14 million for the year ended December 31, 2020, respectively. They are excluded from the Statement of Cash flows as non-cash financing activities.
NOTE 26 - SHARE CAPITAL
Share capital amounted to €2,886,031.84 at December 31, 2022, divided into 144,301,592 ordinary shares, each with a nominal value of two cents and fully paid-up. All shares are of the same class and have the right to one vote.

		(in millions of Euros)
	Number of shares	Share capital	Share premium
At January 1, 2022	141,677,366	3	420
New shares issued (A)	2,624,226	—	—
At December 31, 2022	144,301,592	3	420
(A)In the year ended December 31, 2022, Constellium SE issued and delivered 2,624,226 ordinary shares to certain employees and directors related to share-based compensation plans.
NOTE 27 - COVID-19-RELATED GOVERNMENT ASSISTANCE
In the year ended December 31, 2020, the Group received government assistance in various forms, including government-guaranteed credit facilities in France, Germany, and Switzerland (see NOTE 20 - Borrowings), as well as subsidies to compensate for the cost of employees furloughed as a result of the COVID-19 pandemic in various jurisdictions. These subsidies were recognized where there was reasonable assurance that they would be received and the Company was able to meet all of the associated conditions. For the year ended December 31, 2020, COVID-19-related subsidies in the amount of €22 million were accounted for as a deduction of employee benefit expenses.

NOTE 28 - COMMITMENTS
Non-cancellable lease commitments
Non-cancellable lease commitments relating to the future aggregate minimum lease payments under non-cancellable leases still recognized as expense are presented below:

	At December 31,
(in millions of Euros)	2022	2021
Less than 1 year	3	3
1 to 5 years	9	3
More than 5 years	—	2
Total non-cancellable minimum lease payments	12	8
Tangible and intangible asset commitments
Contractual commitments for the acquisition of Property, Plant and Equipment are presented below:

	At December 31,
(in millions of Euros)	2022	2021
Property, plant and equipment	166	65
Total tangible and intangible asset commitments	166	65
NOTE 29 - RELATED PARTIES
Subsidiaries and affiliates
A list of the principal companies controlled by the Group or over which the Group has significant influence is presented in NOTE 31 - Subsidiaries and Affiliates. Transactions between consolidated companies are eliminated when preparing the Consolidated Financial Statements.
Shareholders
One of our French entities entered into a fully committed term loan facility with a syndicate of banks (the “PGE French Facility”) on May 13, 2020 for an aggregate amount of up to €180 million, of which 80% is guaranteed by the French State. Bpifrance Financement, an affiliate of one of the shareholders of Constellium SE, Bpifrance Participations S.A., provided €30 million of the PGE French Facility. The initial maturity date of the PGE was May 2021 with an option for Constellium to extend for up to 5 years. In May 2021, the maturity date was extended to May 2022. In May 2022, the PGE was repaid accordingly.
Key management remuneration
The Group’s key management comprises the Board members and the Executive committee members effectively present in 2022.
Executive officers who are members of the Executive committee are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and typically directly reporting to the CEO.
The costs reported below are compensation and benefits for key management:
•Short term employee benefits include their base salary plus bonus and other in-kind benefits;
•Directors’ fees include annual retainers fees, committee membership fees, chair fees and cash paid in lieu of RSU grant for 2022;
•Share-based compensation includes the portion of the IFRS 2 expense as allocated to key management;
•Post-employment benefits mainly include pension costs;
•Termination benefits include departure costs.

As a result, the aggregate compensation for the Group’s key management is comprised of the following:

	Year ended December 31,
(in millions of Euros)	2022	2021	2020
Short-term employee benefits	12	8	9
Directors' fees	2	1	1
Share-based compensation	10	9	10
Post-employments benefits	—	—	—
Termination benefits	—	—	—
Employer social contribution	2	1	1
Total	26	19	21
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
The PSUs granted in April 2019 achieved a TSR performance of 200.0%. These PSUs vested in April 2022 and 1,849,268 shares were granted to beneficiaries.
In March 2022, the Company granted Performance Stock Units (PSUs) to selected employees and to the CEO. The following table lists the inputs to the valuation model used for the PSUs granted in 2022 and 2021:

	March 2022 PSUs	May 2021 PSUs
Fair value at grant date (in euros)	23.70	21.84
Share price at grant date (in euros)	17.11	13.90
Dividend yield	—	—
Expected volatility (A)	70%	71%
Risk-free interest rate (US government bond yield)	1.88%	0.31%
Model used	Monte Carlo	Monte Carlo
(A)Volatilities for the Company and companies included in indices were estimated based on observed historical volatilities over a period equal to the PSU vesting period.
Restricted Stock Units Award Agreements (equity-settled)
During the year ended December 31, 2022, the Company granted Restricted Stock Units (RSUs) to a certain number of employees and to the CEO subject to the beneficiaries remaining continuously employed within or at the service of the Group from the grant date through the end of the vesting period. The vesting period is three years. The fair value of the RSUs awarded is €17.11, being the euro equivalent of the quoted market price at grant date.
Equity Awards Plans (equity-settled)
In 2019, our non-executive Company Board members were granted two RSU awards. These RSUs vest in equal installments on the earlier of (i) the first anniversary or (ii) the date of the annual general meeting of shareholders of that year, and on the earlier of (i) the second anniversary or (ii) the date of the annual general meeting of shareholders of that year, subject to continued service. The fair value of RSUs awarded under the plan was the the euro equivalent of the quoted market price at grant date.
In 2022, 2021 and 2020, no RSU awards were granted to our non-executive Company Board members.
Expense recognized during the year
In accordance with IFRS 2, share-based compensation is recognized as an expense over the vesting period. The estimate of this expense is based upon the fair value of a potential ordinary share at the grant date. The total share-based compensation for the year ended December 31, 2022, 2021 and 2020 amounted to €18 million, €15 million and €15 million, respectively.
Movement of potential shares

	Performance-Based RSU		Restricted Stock Units		Equity Award Plans
	Potential Shares	Weighted-Average Grant-Date Fair Value per Share	Potential Shares	Weighted-Average Grant-Date Fair Value per Share	Potential Shares	Weighted-Average Grant-Date Fair Value per Share
At January 1, 2021	2,594,327	€10.17	2,231,911	€6.88	32,912	€8.39
Granted	614,555	€21.84	534,499	€13.90	—	€—
Over-performance	526,551	€15.31	—	€—	—	€—
Vested	(1,161,718)	€15.31	(520,064)	€10.27	(32,912)	€8.39
Forfeited	(47,188)	€10.29	(97,347)	€7.17	—	€—
At December 31, 2021	2,526,527	€11.71	2,148,999	€7.79	—	€—
Granted (A)	603,023	€23.70	556,360	€17.11	—	€—
Over-performance (B)	924,634	€10.44	—	€—	—	€—
Vested	(1,849,268)	€10.44	(774,958)	€7.10	—	€—
Forfeited (C)	(19,082)	€11.65	(54,955)	€9.04	—	€—
At December 31, 2022	2,185,834	€15.56	1,875,446	€10.80	—	€—
(A)For PSUs, the number of potential shares granted is presented using a vesting multiplier of 100%.
(B)When the achievement of TSR performance exceeds the vesting multiplier of 100%, the additional potential shares are presented as over-performance shares.
(C)For potential shares related to PSUs, 19,082 were forfeited following the departure of certain beneficiaries and none were forfeited in relation to the non-fulfilment of performance conditions.
Antidilutive potential ordinary shares
For the year ended December 31, 2020, there were 6,402,289 potential ordinary shares that could have had a dilutive impact but were considered antidilutive due to negative earnings.

NOTE 31 - SUBSIDIARIES AND AFFILIATES
The following Group’s affiliates are legal entities included in the Consolidated Financial Statements of the Group at December 31, 2022. All entities are consolidated except for Rhenaroll which is accounted for under the equity method.

Entity	Country	% Group Interest
Cross Operating Segment
Constellium Singen GmbH (AS&I and P&ARP)	Germany	100%
Constellium Valais S.A. (AS&I and A&T)	Switzerland	100%
AS&I
Constellium Automotive USA, LLC	U.S.	100%
Constellium Engley (Changchun) Automotive Structures Co Ltd.	China	54%
Constellium Extrusions Decin S.r.o.	Czech Republic	100%
Constellium Extrusions Deutschland GmbH	Germany	100%
Constellium Extrusions Landau GmbH	Germany	100%
Constellium Extrusions Burg GmbH	Germany	100%
Constellium Extrusions France S.A.S.	France	100%
Constellium Extrusions Levice S.r.o.	Slovakia	100%
Constellium Automotive Mexico, S. DE R.L. DE C.V.	Mexico	100%
Constellium Automotive Mexico Trading, S. DE R.L. DE C.V.	Mexico	100%
Astrex Inc	Canada	50%
Constellium Automotive Zilina S.r.o.	Slovakia	100%
Constellium Automotive (Nanjing) Co. Ltd.	China	100%
Constellium Automotive Spain SL	Spain	100%
Constellium UK Limited	United Kingdom	100%
A&T
Constellium Issoire S.A.S.	France	100%
Constellium Montreuil Juigné S.A.S.	France	100%
Constellium China Co. Ltd.	China	100%
Constellium Japan KK	Japan	100%
Constellium Rolled Products Ravenswood, LLC	U.S.	100%
Constellium Ussel S.A.S.	France	100%
AluInfra Services SA (A)	Switzerland	50%
P&ARP
Constellium Deutschland GmbH	Germany	100%
Constellium Rolled Products Singen GmbH & Co. KG	Germany	100%
Constellium Neuf Brisach S.A.S.	France	100%
Constellium Muscle Shoals LLC	U.S.	100%
Constellium Holdings Muscle Shoals LLC	U.S.	100%
Constellium Muscle Shoals Funding II LLC	U.S.	100%
Constellium Muscle Shoals Funding III LLC	U.S.	100%
Constellium Metal Procurement LLC	U.S.	100%
Constellium Bowling Green LLC	U.S.	100%
Rhenaroll SA	France	50%
Holdings & Corporate
C-TEC Constellium Technology Center S.A.S.	France	100%
Constellium Finance S.A.S.	France	100%

Constellium France III S.A.S.	France	100%
Constellium France Holdco S.A.S.	France	100%
Constellium International S.A.S.	France	100%
Constellium Paris S.A.S.	France	100%
Constellium Germany Holdco GmbH & Co. KG	Germany	100%
Constellium Germany Verwaltungs GmbH	Germany	100%
Constellium US Holdings I, LLC	U.S.	100%
Constellium US Intermediate Holdings LLC	U.S.	100%
Constellium Switzerland AG	Switzerland	100%
Constellium Treuhand UG (haftunsgbeschränkt)	Germany	100%
Engineered Products International S.A.S.	France	100%
(A)AluInfra Services SA, the joint venture created with Novelis in July 2018, is consolidated as a joint operation and is immaterial to the Group Consolidated Financial Statements.
NOTE 32 - SUBSEQUENT EVENTS
On February 2, 2023, the Group completed the sale of Constellium Ussel in exchange for cash consideration of €1.6 million.