Form 20-F
period 2023-12-31
CONSTELLIUM SE
filed 2024-03-18
CIK 1563411

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
For the fiscal year ended December 31, 2023
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
France
(Jurisdiction of incorporation or organization)
__________________________________________________________________________

Washington Plaza,	300 East Lombard Street
40-44 rue Washington	Suite 1710
75008 Paris	Baltimore, MD, 21202
France	United States
(Head Office)
(Address of principal executive offices)

Rina E. Teran
Chief Securities Counsel
300 East Lombard Street, Suite 1710, Baltimore, MD, 21202
United States
Tel: (443) 420-7861
E-mail: rina.teran@constellium.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
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
None
_____________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 146,819,884 Ordinary Shares, Nominal Value €0.02 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒  Yes ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes     ☒  No
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
☒   Yes     ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards	Other ☐
as issued by the International Accounting Standards Board ☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐        Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐   Yes   ☒   No

PCAOB ID:	Auditor Name:	Auditor Location:
1347	PricewaterhouseCoopers Audit	Neuilly-sur-Seine, France

-i-

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F (this “Annual Report”) of Constellium SE (“Constellium SE” or “the Company”, and when referred to together with its subsidiaries, "the Group" or "Constellium") contains “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this Annual Report.
Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report, including, without limitation, in conjunction with the forward-looking statements included in this Annual Report. All forward-looking statements in this Annual Report and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:
•We may not be able to compete successfully in the highly competitive markets in which we operate, and new competitors could emerge, which could negatively impact our share of industry sales, sales volumes and selling prices.
•Aluminium may become less competitive with alternative materials, which could reduce our sales volumes, or lower our selling prices.
•A significant portion of our revenue is derived from international operations, which exposes us to certain risks inherent in doing business globally.
•The price volatility of energy costs may adversely affect our profitability.
•If we are unable to substantially pass through to our customers the cost of price increases of our raw materials, which may be subject to volatility, our profitability could be adversely affected.
•Widespread public health pandemics, such as COVID-19, or any major disruption, could have a material and adverse effect on our business, financial condition and results of operations.
•The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries could adversely affect our financial condition and results of operations.
•We may be unable to execute and timely complete our expected capital investments, or may be unable to achieve the anticipated benefits of such investments.
•We may be affected by global climate change or by legal, regulatory, or market responses to such change, and our efforts to meet ESG targets or standards or to enhance the sustainability of our businesses may not meet the expectations of our stakeholders or regulators.
•Disruptions or failures in our IT systems, or failure to protect our IT systems against cyber-attacks or information security breaches, could have a material adverse effect on our business and financial results.
•Our failure to meet customer manufacturing and quality requirements, standards and demand, or changing market conditions could have a material adverse impact on our business, reputation and financial results.
•We are dependent on a limited number of customers for a substantial portion of our sales and a failure to successfully renew or renegotiate our agreements with such customers may adversely affect our results of operations, financial condition and cash flows.
•We are dependent on a limited number of suppliers for a substantial portion of our aluminium supply and a failure to successfully renew or renegotiate our agreements with our suppliers, or supply interruptions, may adversely affect our results of operations, financial condition and cash flows.
•The loss of certain members of our senior management team or other key employees may have a material adverse effect on our operating results.
•Our level of indebtedness could limit cash flow available for our operations and capital expenditures and could adversely affect our net income, our ability to service our debt or obtain additional financing, and our business relationships.
•We are a foreign private issuer under the U.S. securities laws and within the meaning of the New York Stock Exchange (“NYSE”) rules. As a result, we qualify for and rely on exemptions from certain corporate governance requirements and may rely on other exemptions available to us in the future.
-ii-

•Any inability of the Company to continue to benefit from French provisions applicable to registered intermediaries (“intermédiaires inscrits”) could adversely affect the rights of shareholders.
•The other factors presented under “Item 3. Key Information-D. Risk Factors.”
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
Reserved.

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
BUSINESS AND OPERATIONAL RISKS
We may not be able to compete successfully in the highly competitive markets in which we operate, and new competitors could emerge, which could negatively impact our market share, sales volumes and selling prices.
We are engaged in a highly competitive industry and compete in the production and sale of rolled and extruded aluminium products with a number of other producers, some of which are larger and have greater financial and technical resources than we do. As a result, these competitors may have an advantage over us in their abilities to research and develop technology, pursue acquisitions, investments and other business opportunities, market and sell their products and services, capitalize on market opportunities, enter new markets, and withstand business interruptions, pricing reductions, or adverse industry or economic conditions. In addition, producers with a lower cost basis may, in certain circumstances, have a competitive advantage. Further, a current or new competitor may add or build new capacity, which could increase competitive pressure in our markets. New competitors could emerge within aluminium, steel, or other materials, that may seek to compete in our industry. Emerging or transitioning markets in regions with abundant natural resources, low-cost labor and energy, and lower environmental and other standards may pose a significant competitive threat to our business. Moreover, technological innovation is important to our customers who require us to lead or keep pace with new innovations to address their needs. If we do not compete successfully, our market share, sales volumes and financial position, results of operations and cash flows may be negatively impacted.
Aluminium may become less competitive with alternative materials, which could reduce our sales volumes, or lower our selling prices.
Our offerings compete with products made from other materials, such as steel, glass, plastics, and composite materials, for various applications. Higher aluminium prices relative to alternative materials tend to make aluminium products less competitive. Environmental and other regulations may also make our products less competitive as compared to materials that are subject to fewer regulations. Customers in our end-markets use and continue to evaluate the further use of alternative materials to aluminium in order to reduce the weight and increase the efficiency of their products. The willingness of customers to accept substitutions for aluminium, could materially adversely affect our financial position, results of operations and cash flows.
A significant portion of our revenue is derived from international operations, which exposes us to certain risks inherent in doing business globally.
We are a global company with our head office in Paris, France, with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, China, Spain, Canada, and Mexico, and we sell our products primarily across Europe, North America, and Asia. Economic downturns in regional and global economies, or a prolonged recession in our principal industry segments, have had a negative impact on our operations in the past by reducing overall demand of our products, and could have a negative impact on our future financial condition or results of operations. Similarly, geopolitical tensions, instability, conflicts, and wars, such as the Russian war on Ukraine and the conflict in the Middle East and surrounding areas, terrorist acts and tensions between states can affect the normal and peaceful course of international relations, and can have an adverse impact on the economy and our financial condition.
We generally are subject to financial, political, economic, regulatory and business risks in connection with our global operations, including:
•changes in international governmental regulations, and other foreign trade restrictions and laws, including those relating to taxes, employment and repatriation of earnings;
•compliance with sanction regimes and export control laws of multiple jurisdictions;
•currency restrictions, currency exchange rate and interest rate fluctuations;
•the potential for nationalization of enterprises or government policies favoring local production;
•renegotiation or nullification of existing agreements;
•high rates of, excessive, sustained or prolonged inflation;
•differing protections for intellectual property and their enforcement;
•divergent environmental laws and regulations;
•significant supply/demand imbalances impacting our industry;
•public health crises, epidemics and pandemics, such as COVID-19;
•uncertain social, political, regulatory, or trade conditions and instability (e.g. U.K. Brexit, U.S. duties, tariffs, sanctions, embargoes and trade negotiations) and potential retaliatory measures by any negatively impacted countries;
•geopolitical tensions, international conflict, terrorist attacks, armed conflict and wars; and
•sustained economic downturns, volatility, and instability, regionally and globally.
The occurrence of any of these events could cause our costs to rise, limit growth opportunities, have a negative effect on our operations and financial results, as well as on our ability to plan for future periods. Similarly, if any of our customers or suppliers are similarly impacted, we could be indirectly impacted and our operations and financial results could be adversely affected. In addition, any of the above events may be heightened due to the ongoing Russian war on Ukraine as well as the conflict in the Middle East, and resulting armed and international conflicts and geopolitical tensions. The duration and consequences of such conflicts and wars are uncertain and unpredictable, and we may not be able to adequately foresee events that could disrupt, and have a negative impact on our operations. Moreover, the continuation of these armed conflicts is likely to contribute to further instability in the global economy, financial markets, and supply chains.
The price volatility of energy costs may adversely affect our profitability.
Our operations use natural gas and electricity, which represent a large component of our cost of sales, after metal, labor costs, and depreciation. We typically purchase the majority of our natural gas and electricity requirements on a forward basis under fixed price commitments or long-term contracts with suppliers which provides increased visibility on costs. However, the volatility in costs of fuel, principally natural gas, and other utility services used by our manufacturing facilities affects operating costs. Fuel and utility prices are affected by factors outside our control, such as supply and demand in both local and regional markets as well as governmental regulation, imposition of taxes on energy and costs associated with CO2 emissions, which costs could be significantly impacted during times of economic and political instability, and excessive inflation. The price exposure of our energy requirements has been negatively impacted since late 2021 when the energy crisis in Europe began, has been further affected by the Russian war on Ukraine and related reductions in natural gas flows from Russia to Europe, and is expected to continue in the future. We are a significant purchaser of energy, existing and future regulations relating to the emissions by our energy suppliers could result in materially increased energy costs for our operations, particularly during periods of excessive or prolonged inflation, which we may be unable to pass through to our customers. Although we have secured a large part of our near-term natural gas and electricity supply under fixed price commitments or annual or multi-year contracts with suppliers, future increases in fuel and utility prices, prolonged periods of excessive inflation, and/or disruptions in energy supply, as we have experienced, may have an adverse effect on our financial condition, results of operations and cash flows.
If we are unable to substantially pass through to our customers the cost of price increases of our raw materials, which may be subject to volatility, our profitability could be adversely affected.
Prices for the raw materials we require are subject to continuous volatility and may increase from time to time. The overall price of primary aluminium consists of several components: (1) the underlying base metal component, which is typically based on quoted prices from the London Metal Exchange (“LME”); (2) the regional premium, which represents an incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States or the Rotterdam premium for metal sold in Europe); and (3) the product premium, which represents a separate incremental price for receiving physical metal in a particular shape (e.g., billet, slab, rod, etc.), alloy, or purity. Each of these three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, including the global supply and demand of aluminium. Regional premiums tend to vary based on the supply and demand for metal in a particular region, changes in tariffs and associated warehousing and transportation costs. Product premiums generally are a function of supply and demand as well as production and raw material costs for a given primary aluminium shape and alloy combination in a particular region. Raw materials used in our products include alloying elements, such as magnesium, manganese, silicon, zinc, or copper. Prices for these alloying elements are subject to constant volatility and, may increase significantly from time to time.
Sustained high raw material prices, increases in raw material prices, the inability to meaningfully hedge our exposure to such prices, or the inability to pass through any fluctuation in regional premiums, product premiums or other raw material costs to our customers, could have a material adverse effect on our business, financial condition, and results of operations and cash flow. In addition, although our sales are generally made on a “margin over metal (aluminium) price” basis, if aluminium prices increase, we may not be able to pass on the entire increase to our customers. There could also be a time lag between when changes in metal prices under our purchase contracts are effective and the point when we can implement corresponding changes under our sales contracts with our customers. As a result, we may be exposed to the effects of fluctuations in raw material prices, including aluminium, due to this time lag. Further, although most of our contracts allow us to substantially pass through aluminium prices to our customers, we have certain contracts that are based on fixed pricing, where pass-through is not available. Similarly, in certain contracts we may have ineffective pass-through mechanisms related to regional premium fluctuation and fluctuations in raw material cost, such as alloying elements. We attempt to mitigate these risks through hedging and by improving the pass-through mechanisms, but we may not be able to successfully reduce or eliminate all of the resulting impact, including higher operating costs, which could have a material adverse effect on our financial results and cash flows.
Widespread public health pandemics, such as COVID-19, or any major disruption, could have a material and adverse effect on our business, financial condition, and results of operations.
Any public health pandemic, such as COVID-19, and any other disease outbreak in countries where we, our customers or our suppliers operate could have a material and adverse effect on our business, financial condition, and operations locally and globally. As a result of COVD-19, we experienced disruptions in production and operations at both our facilities and those of our customers and suppliers, our sales and operating margins were negatively affected, which adversely impacted our revenues and operating margins. Related disruptions such as cancellations, delays and increased transport times for delivery of materials to our facilities, negatively impacted our ability to timely manufacture and ship our products to customers. Any similar pandemic, other health crisis or related continuous disruption, may adversely impact our supply chain and operations in the affected areas and could have a material impact on our business, financial condition and results of operations.
The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries could adversely affect our financial condition and results of operations.
Our end-markets are cyclical and tend to directly correlate with changes in general and local economic conditions. These conditions include the level of economic growth, affordable energy sources, employment levels, the availability of financing, interest rates, consumer confidence and housing demand. We are particularly sensitive to cyclicality in the aerospace, automotive, defense, industrial and transportation end-markets. During recessions or periods of low growth, these industries typically experience major cutbacks in production, resulting in decreased demand for aluminium products. This leads to significant fluctuations in demand and pricing for our products and services. Because our operations are capital intensive and we generally have high fixed costs and may not be able to reduce costs and production capacity on a sufficiently rapid basis, our near-term profitability may be significantly affected by decreased processing volumes. Customer demand is also affected by holiday seasons, seasonal slowdowns, weather conditions, economic downturns, and other factors beyond our control. In addition, customer demand can be negatively affected during periods of destocking when inventory levels in the supply chain are higher than normal and our customers and other participants in the supply chain consume their inventory in order to reduce inventory levels. Accordingly, cyclical fluctuations and seasonality, reduced demand and pricing pressures may significantly reduce our profitability and materially adversely affect our financial condition, results of operations and cash flows.
We may be unable to execute and timely complete our expected capital investments or may be unable to achieve the anticipated benefits of such investments.
Our operations are capital intensive. We may not generate sufficient operating cash flows and our external financing sources may not be available in sufficient amounts to enable us to make anticipated capital expenditures, or to complete them on a timely basis. If we are unable to, or determine not to, complete our expected investments, or such investments are delayed, we will not realize the anticipated benefits of such investments. In addition, if we are unable to make investments for upgrades and repairs or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, operational disruptions, reduced production capacity, and other competitive factors. Customer demand for our products produced on new investments may be slow to materialize, and new equipment may not perform to our expectations. These factors could adversely affect our results of operations.
 We may fail to implement or execute our business strategy, successfully develop, and implement new technology initiatives and other strategic investments.
Our future financial performance and success depend in large part on our ability to successfully implement and execute our business strategy, including investing in high-return opportunities in our core markets, focusing on higher-margin, technologically advanced products, differentiating our products, expanding our strategic relationships with customers, containing our costs, and executing on our manufacturing productivity improvement programs. Any inability to execute on our strategy could reduce our expected earnings and could adversely affect our operations overall.
In addition, being at the forefront of technological development is important to remain competitive. We have invested in, and are involved with, a number of technology and process initiatives. Several technical aspects of certain of these initiatives are still unproven and the eventual commercial outcomes and feasibility cannot be assessed with any certainty. Even if we are successful with these initiatives, we may not be able to bring them to market as planned before our competitors or at all, and the initiatives may end up costing more than expected. As a result, the costs, and benefits from our investments in new technologies and the impact on our financial results may vary from present expectations. Further, we have undertaken and may continue to undertake strategic growth, streamlining and productivity initiatives and investments to improve performance. We cannot assure you that these initiatives will be completed or that they will have their intended benefits. Capital investments in debottlenecking or other organic growth initiatives may not produce the returns we anticipate.
We may be affected by global climate change or by legal, regulatory, or market responses to such change, and our efforts to meet ESG targets or standards or to enhance the sustainability of our businesses may not meet the expectations of our stakeholders or regulators.
From time to time, our business may be impacted by severe weather conditions, natural disasters, resulting outages, supply or logistics disruptions and shortages, which can be further impacted by ongoing global climate change, and which can adversely impact our operations and financial condition. In addition, climate change is now a focus globally and has led to new and proposed legislative and regulatory initiatives. New or revised laws and regulations in this area could directly and indirectly affect us, our customers, and suppliers, including by increasing the costs of production or impacting demand for certain products, which could result in an adverse effect on our financial condition, results of operations and cash flows. Compliance with any new or more stringent laws or regulations or stricter interpretations of existing laws, could require additional expenditures by us or our customers or suppliers. We rely on natural gas, electricity, fuel oil and transport fuel to operate our facilities. We are also subject to environmental reviews, investigations, and remediation by relevant governmental authorities from time to time. Any scrutiny or increased costs of these energy sources in response to new laws and regulatory requirements could be passed through to us, our customers, and suppliers, which could also have a negative impact on our financial condition and profitability.

In addition, some of our shareholders, investors, customers, or those considering such a relationship with us, may evaluate our business or other practices according to a variety of environmental, social, and governance (“ESG”) targets and standards and expectations. Further, we define our own corporate purpose, in part, by the sustainability of our practices and our impact on all our stakeholders. As a result, our efforts to conduct our business in accordance with some or all these expectations may involve trade-offs and may not satisfy all stakeholders. Our policies and processes to evaluate and manage ESG targets and standards in coordination with other business priorities may not prove completely effective. As a result, we may face regulatory, investor, media, or public scrutiny that may adversely affect our business, our results of operations, or our financial condition.
Disruptions or failures in our IT systems, or failure to protect our IT systems against cyber-attacks or information security breaches, could have a material adverse effect on our business and financial results.
We rely on our IT systems to effectively manage and operate our business, including such processes as data collection, accounting, financial reporting, communications, supply chain, order entry and fulfillment, other business processes, and in operating our equipment. The failure of our IT systems to perform efficiently could disrupt our business and could result in transaction errors, processing inefficiencies, limited equipment utilization, the loss of sales, customers, or intellectual property, causing our business and financial results to suffer. A failure in, or breach of, our IT systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses. As cyber threats continue to evolve, we frequently adjust our security measures and procedures to allow us to investigate and promptly remediate any information security issues. Information security risks continue to grow with the ongoing proliferation of new technologies and the sophistication and high level of activity of perpetrators of cyber-attacks, particularly during periods of domestic and international conflict, and geopolitical tension. Moreover, with remote working remaining an option as a result of the COVID-19 pandemic, we continue to have a dependency on remote equipment and connectivity infrastructure to access critical business systems that may be subject to failure, disruption, or unavailability, and which increases our exposure to security breaches. Any of these events could negatively impact our operations. We did not have any significant security incidents or intrusions in 2023 that adversely impacted our systems or business.
We continuously evaluate our IT systems and security processes, including conducting third party security assessments. We continue to make investments and adopt measures designed to enhance our protection, detection, response, and recovery capabilities, and to mitigate potential risks to our technology, products, services, and operations from potential cyber-attacks. However, given the unpredictability, nature, and scope of cyber-attacks, it is possible that potential vulnerabilities could go undetected for an extended period. We, and our suppliers, could potentially be subject to operational disruption to our respective information systems, which could cause production downtime, operational delays or outages, other adverse impacts on our operations or ability to provide products and services to our customers, the compromise of confidential or otherwise protected information, misappropriation, destruction or corruption of data (including customer and order data), security breaches, other manipulation or improper use of our or third-party systems, networks or products. Any of the aforementioned events could lead to financial losses from remedial actions, loss of business or potential liability, and/or damage our reputation, which could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.
Our failure to meet customer manufacturing and quality requirements, standards, and demand, or changing market conditions could have a material adverse impact on our business, reputation, and financial results.
Product manufacturing in our business is a highly complex process. Our customers specify quality, performance, and reliability standards that we must meet. If our products do not meet these standards or are defective, we may be required to replace or rework the products. We have experienced product quality, performance or reliability problems and defects from time to time and similar defects or failures may occur in the future.
Some additional factors that could adversely impact our ability to meet our customer requirements and demand, or changing market conditions include:
•making substantial capital investments to repair, maintain, upgrade, and expand our facilities and equipment. Notwithstanding our ongoing plans and investments to increase our capacity, we may not be able to expand our production capacity quickly enough to meet our customer requirements;
•unplanned business interruptions caused by events such as explosions, fires, inclement weather, natural disasters, pandemics, economic and political instability and unrest, wars, accidents, equipment failure and breakdown, IT systems and process failures, electrical blackouts or outages, transportation and, global and regional supply interruptions. Any such disruption at one or more of our manufacturing facilities could cause substantial losses or delays in our production capacity, increase our operating costs, and have a negative financial impact on the Company and our customers. Business and operational interruptions may also harm our reputation among actual and potential customers, and the reputation of our customers;
•qualification of our products by our customers which can be lengthy and unpredictable as many of these customers have extensive sourcing and qualification processes, and require substantial time and financial resources, with no certainty of success or recovery of our related expenses and investments. Failure to qualify or re-qualify our products may result in us losing such customers or customer contracts; and
•implementing manufacturing processes in new locations, or for new equipment or newly introduced products, may experience difficulties, including operational and manufacturing disruptions, delays, or other complications, which could adversely affect our ability to timely launch or ramp-up productions and serve our customers.
If these or any other similar manufacturing or quality failures occur, they could result in losses or product recalls, customer penalties, contract cancellation and product liability exposure. Further, they could adversely affect product demand, result in negative publicity, damage our reputation, and could lead to loss of customer confidence in our products, which could have a material adverse impact on our business, financial position, and results of operations.
We are dependent on a limited number of customers for a substantial portion of our sales and a failure to successfully renew or renegotiate our agreements with such customers may adversely affect our results of operations, financial condition, and cash flows.
Our business is exposed to customer concentration risk. A significant downturn in the business, credit or financial condition of our largest customers could expose us to the risk of default on contractual agreements.
Some of our customer contracts and related arrangements are subject to renewal, renegotiation, or re-pricing at periodic intervals or upon changes in competitive and regulatory supply conditions, provide termination rights to our customers, or may have provisions that may become less favorable to us over time. If we fail to successfully renew or renegotiate these contracts or arrangements, negotiate improved terms, or if we are not successful in replacing business lost from such customers, then our results of operations, financial condition and cash flows could be materially adversely affected. Similarly, any material deterioration in, or termination of, these customer relationships could result in a reduction or loss in sales volume or revenue which could materially adversely affect our results of operations, financial condition, and cash flows.
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
The ability of large customers to exert leverage in the market to reduce the pricing for our aluminium products, could materially adversely affect our financial position, results of operations and sash flows. In addition, customers in our end-markets, including the packaging, automotive, and aerospace sectors, may consolidate and grow in a manner that could affect their relationships with us. For example, if our customers become larger and more concentrated, they could exert financial pressure on all suppliers, including us. Accordingly, our ability to maintain or raise prices in the future may be limited, including during periods of raw material and other cost increases. If we are forced to reduce or maintain prices or reduce volumes of production during periods of increased costs, or if we lose customers because of consolidation, pricing or other methods of competition, our financial position, results of operations and cash flows may be adversely affected. If as a result of consolidation in our industry, our competitors are able to exert financial pressure on suppliers, obtain more favorable terms or otherwise take actions that could increase their competitive strengths, our competitive position may be materially adversely affected.
We are dependent on a limited number of suppliers for a substantial portion of our aluminium supply and a failure to successfully renew or renegotiate our agreements with our suppliers, or supply interruptions, may adversely affect our results of operations, financial condition, and cash flows.
Our ability to produce competitively priced aluminium products depends on our ability to procure competitively priced aluminium in a timely manner and in sufficient quantities to meet our production needs. We have supply arrangements with a limited number of suppliers for aluminium. Increasing aluminium demand levels and reduced availability have caused regional supply constraints in the industry, and further increases in demand and capacity limitations could exacerbate these issues, particularly during periods of economic and political instability and conflict. We maintain annual and multi-year contracts for a majority of our supply requirements and depend on spot purchases for the remainder of such requirements. There can be no assurance that we will be able to renew or obtain replacements for such contracts when they expire on favorable terms, or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities on a timely basis, our production may be disrupted, and we could be forced to purchase primary metal or other raw materials from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us and could also impact our overall sustainability targets. An interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. Moreover, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements.
We depend on aluminium scrap for our operations and acquire our scrap inventory from numerous sources. Our suppliers generally are not bound by long-term contracts and have no obligation to sell aluminium scrap to us. As an example, a decrease in the supply of used beverage containers (UBCs) could negatively impact our supply of aluminium. In addition, when using recycled material, we benefit from the difference between the price of primary aluminium and aluminium scrap. Consequently, if this difference narrows for a considerable period of time or if an adequate supply of aluminium scrap is not available to us, we would be unable to recycle metals at desired volumes and our results of operations, financial condition and cash flows could be materially adversely affected.
In addition, we depend on certain alloying elements for our operations and the production of such alloying elements is highly concentrated in certain countries. The suppliers of alloying elements are not bound by long-term contracts and have no obligation to sell products to us. The availability and price exposure of alloying elements has been negatively impacted since late 2020 and this could continue in the future. This is also driven by government policy changes in countries like China, for example, where these alloying elements are produced. Consequently, if prices increase for a considerable period of time or if an adequate supply of alloying elements is not available to us, we would be unable to produce aluminium at desired volumes and our results of operations, financial condition and cash flows could be materially adversely affected.
We may be exposed to fraud, misconduct, corruption, or other illegal activity which could harm our reputation and our financial results.
We may be exposed to fraud, misconduct, corruption or other illegal activity by our employees, independent contractors, consultants, commercial partners, and vendors. Despite the internal controls and the policies and procedures we have developed and implemented to ensure strict compliance with anti-bribery, anti-money laundering, anti-corruption and other laws, violations or misconduct by these parties could include intentional, reckless, and negligent conduct, which can be difficult to detect, and such policies and procedures may not be effective in all instances to prevent these actions. In addition, regulators and enforcement agencies continue to devote greater resources to the enforcement of the Foreign Corrupt Practices Act, Loi Sapin II, and other anti-money laundering laws and anti-corruption laws.
Any determination of fraud or violation of laws in any jurisdictions in which we do business, could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions, securities litigation, and reputational damage, any of which could adversely affect our business, financial position or results of operations.
The loss of certain members of our senior management team or other key employees may have a material adverse effect on our operating results.
Our success depends, in part, on the efforts of our senior management and other key employees. These individuals, including our Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer, possess sales, marketing, engineering, technical, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers or other key employees, or the cost of labor significantly increases, our ability to operate and expand our business, improve our operations, develop new products, and, as a result, our financial condition, and results of operations, may be adversely affected. Moreover, the hiring of qualified individuals is highly competitive in our industry, which is exacerbated by continuing labor shortages, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees. Further, the failure to retain or provide adequate succession plans for key personnel could adversely affect our operations and competitiveness.

We could experience labor disputes and work stoppages, or be unable to renegotiate collective bargaining agreements, which could disrupt our business and have a negative impact on our financial condition and results of operations.
A significant number of our employees are represented by unions or equivalent bodies or are covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Although we believe that we will be able to successfully negotiate new collective bargaining agreements when the current agreements expire, these negotiations may not prove successful, and may result in a significant increase in the cost of labor or may break down and result in the disruption or cessation of our operations. In addition, from time to time, we may experience labor disputes and work stoppages at our facilities generally, and at times in connection with collective bargaining agreement negotiations. Reasons for stoppages include disapproval of governmental measures, solidarity with a dismissed employee, wage claims, protests against working conditions and/or strikes. These disruptions can have a duration ranging from hours to weeks. Existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities. Any such stoppages or disturbances may adversely affect our financial condition and results of operations by limiting plant production, sales volumes, profitability, and operating costs.
We could be required to make unexpected contributions to our defined benefit pension plans as a result of adverse changes in interest rates and the capital markets.
We have substantial pension and other post-employment benefit obligations. Most of our pension obligations relate to defined benefit pension plans for our employees in the United States, Switzerland, France and Germany, and lump sum indemnities payable to our employees in France and Germany upon retirement or termination. Our estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate a number of assumptions, including interest rates used to discount future benefits. Our liquidity or shareholders’ equity in a particular period could be materially adversely affected by capital market returns that are less than their assumed long-term rate of return or a decline in the rate used to discount future benefits. Our pension plan assets consist primarily of funds invested in diversified portfolios. If the assets of our pension plans do not achieve assumed investment returns for any period, such deficiency could result in one or more charges against shareholders’ equity for that period. In addition, changing economic conditions, poor pension investment returns or other factors may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.
In addition, one of our facilities in the United States participates in various “multi-employer” pension plans administered by labor unions representing some of our employees. In the ordinary course of our renegotiation of collective bargaining agreements with labor unions that maintain these plans, we could decide to discontinue participation in a plan, and potentially be faced with significant withdrawal liability. Further, if any of the other plan sponsors were to fail to meet their obligations, we could be exposed to increased liability. Any of these potential increased liabilities could have an adverse effect on our results of operations or financial condition.

FINANCIAL RISKS
Our level of indebtedness could limit cash flow available for our operations and capital expenditures and could adversely affect our net income, our ability to service our debt or obtain additional financing, and our business relationships.
We have a significant amount of indebtedness. To service such debt, we require a significant amount of cash. We believe that the cash provided by our operations or future borrowings will be sufficient to provide for our cash requirements for the foreseeable future. However, our ability to satisfy our obligations depends on our future operating performance and financial results, which are subject, in part, to factors beyond our control, including interest rates and general economic, financial, and business conditions. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.
In addition, our level of indebtedness could adversely affect our operations by:
•reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;
•adversely affect the terms under which suppliers provide goods and services to us;

•limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we compete, including limiting our ability to make strategic acquisitions; and
•place us at a competitive disadvantage compared to our competitors that have less debt.
If we are unable to meet our debt service obligations and pay our expenses, we may be forced to reduce or delay business activities and capital expenditures, sell assets, obtain additional debt or equity capital, restructure, or refinance all or a portion of our debt before maturity or take other measures. Such measures may materially adversely affect our business. If these alternative measures are unsuccessful, we could default on our obligations, which could result in the acceleration of our outstanding debt obligations and could have a material adverse effect on our business, results of operations and financial condition.
A failure to comply with our debt covenants could result in an event of default. If we default under our indebtedness, we may not be able to borrow additional amounts, and our lenders could elect to declare all outstanding borrowings, plus accrued and unpaid interest, and fees, to be due and payable, or take other remedial actions. Our indebtedness also contains cross-default provisions, which means that if an event of default occurs under certain material indebtedness, such event of default could trigger an event of default under our other indebtedness. If our debt payments were to be accelerated, we cannot assure you that our assets would be sufficient to repay such debt in full and our lenders could consequently foreclose on our pledged assets.
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
We purchase and sell forwards, futures and, from time to time, options contracts as part of our efforts to reduce our exposure to changes in currency exchange rates, aluminium prices and other raw materials and energy prices. If we are unable to enter into such derivative instruments to manage those risks due to the cost or availability of such instruments or other factors, or if we are not successful in passing through the costs of our risk management activities, our results of operations, cash flows and liquidity could be adversely affected. Our ability to realize the benefit of our hedging program is dependent upon many factors, including factors that are beyond our control. For example, our foreign exchange hedges are scheduled to mature on the expected payment date by the customer; therefore, if the customer fails to pay an invoice on time and does not warn us in advance, we may be unable to reschedule the maturity date of the foreign exchange hedge, which could result in an outflow of foreign currency that will not be offset until the customer makes the payment. We may realize a gain or a loss in unwinding such hedges. In addition, our metal-price hedging program depends on our ability to match our monthly exposure to sold and purchased metal, which can be made difficult by seasonal variations in metal demand, unplanned changes in metal delivery dates by either us, our suppliers, or by our customers and other disruptions to our inventories. We may also be exposed to losses if the counterparties to our derivative instruments fail to honor their agreements.
With the exception of hedges on certain long-term aerospace contracts, we do not apply hedge accounting to our forwards, futures, or option contracts. Unrealized gains and losses on our derivative financial instruments that do not qualify for hedge accounting are reported in our consolidated results of operations, or in the case of hedges relating to our indebtedness, in Finance cost - net. The inclusion of such unrealized gains and losses in earnings may produce significant period-over-period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.
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
We operate in multiple tax jurisdictions and believe that we file our tax returns in compliance with the tax laws and regulations of these jurisdictions. Various factors determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws and regulations in any given jurisdiction or global- and EU-based initiatives (some such tax laws and regulations aim, among other things, to address tax avoidance by multinational companies), changes in geographical allocation of income and expense, the ability to use net operating loss and other tax attributes, and the evaluation of deferred tax assets that requires significant judgment. Any resulting changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.
In addition, due to the size and nature of our business, we are subject to ongoing reviews by tax authorities on various tax matters, including challenges to positions we assert on our income tax and withholding tax returns. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws and regulations and how the tax authorities and courts view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and updated over time. Any material adverse review could impact our financial position and results of operations.

LEGAL, GOVERNANCE AND COMPLIANCE RISKS
Significant legal proceedings and investigations, proprietary claims, regulatory and compliance costs, including on environmental matters, could increase our operating costs and adversely affect our financial condition and results of operations.
We may from time to time be involved in, or be the subject of, disputes, proceedings and investigations with respect to a variety of matters, including matters related to personal injury, product liability and warranty claims, intellectual property rights or defending claims of infringement, employees, taxes, contracts, anti-competitive or anti-corruption practices as well as other disputes and proceedings that arise in the ordinary course of our business. It could be costly to address these claims or any related investigations, whether meritorious or not, and if found liable, we could be required to pay substantial monetary damages. Legal proceedings and investigations could also divert management’s attention as well as operational resources, adversely affecting our financial position, results of operations, cash flows, and reputation.
We believe that our intellectual property has significant value and is important to the marketing of our products and maintaining our competitive advantage. Although we attempt to protect our intellectual property rights through a combination of patent, trademark, trade secret and copyright laws, as well as through confidentiality and nondisclosure agreements and other measures, these measures may not be adequate to fully protect our rights. For example, we have a presence in China, which historically has afforded less protection to intellectual property rights than the United States or Europe. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition, we therefore may incur significant costs protecting such rights.
Our operations are subject to international, national, state, and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. As of December 31, 2023, we had close down and environmental remediation costs provisions of €86 million. Future environmental regulations, requirements or more aggressive enforcement of existing regulations could impose stricter compliance requirements on us and on the industries in which we operate, such as legislative efforts to limit greenhouse gas emissions, including carbon dioxide. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance.
We are a foreign private issuer under the U.S. securities laws and within the meaning of the New York Stock Exchange (“NYSE”) rules. As a result, we qualify for and rely on exemptions from certain corporate governance requirements and may rely on other exemptions available to us in the future.
As a “foreign private issuer,” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE. Foreign private issuers are also exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to file quarterly reports on Form 10-Q, requirements relating to the solicitation of proxies for shareholder meetings under Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 16 filings.
So long as we qualify as a foreign private issuer, you may not have the same protections applicable to companies that are subject to all of the NYSE corporate governance requirements.
If we were to lose or relinquish our status as a foreign private issuer, our regulatory and compliance costs could be significantly more than the costs we currently incur. We would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (the “SEC”), including proxy statements pursuant to Section 14 of the Exchange Act, which are more detailed and extensive than the forms available to a foreign private issuer, and on a more abbreviated timetable than is applicable to our current SEC filings. In addition, our directors and executive officers would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act, and we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements as described above. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business, financial condition, and results of operations.
Any shareholder acquiring 30% or more of our voting rights may be required to make a mandatory takeover bid or be subject to claims for damages.
According to the Company’s Articles of Association, any person, acting alone or in concert within the meaning of Article L. 233-10 of the French Commercial Code, who comes into possession, other than following a voluntary takeover bid, directly or indirectly, of more than 30% of the capital or voting rights of the Company, shall launch a takeover bid on all the shares and securities granting access to the shares or voting rights, and on terms that comply with applicable U.S. securities laws, and SEC and NYSE rules and regulations. The same requirement applies to persons, acting alone or in concert, who directly or indirectly own a number between 30% and half of the total number of equity securities or voting rights of the Company and who, in less than twelve consecutive months, increase the holding, in capital or voting rights, by at least 1% of the total number of equity securities or voting rights of the Company.
The rights of our shareholders may be different from the rights of shareholders of U.S. companies and provisions of our organizational documents and applicable law may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their ordinary shares or to make changes in our Board.
Our corporate affairs are governed by the Company’s Articles of Association and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our Board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our Board is required by French law to consider the interests of the Company, its shareholders, its employees, and other stakeholders, in all cases with due consideration to the principles of reasonableness and fairness. It is possible that some of these parties could have interests that are different from, or in addition to, your interests as a shareholder.
If a third party is liable to a French company, under French law, shareholders generally do not have the right to bring a derivative action on behalf of a company or to bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their stock. Only in the event that the cause of liability of such third party to the company also constitutes a tortious act directly against such shareholder causing him direct, personal, and definite harm, may such shareholder have an individual right of action against such third party on its own behalf to recover damages.
The French Consumer Code provides for the possibility to initiate class actions (actions en représentation conjointe); however, such class action is not applicable to acts which can affect the rights of shareholders. Approved associations of shareholders or investors are allowed to bring claims in respect of wrongful acts harming the “collective interest” of the investors or of certain categories of investors. Such associations may request that the court orders the responsible person to comply with the legal provisions to end the irregularity or eliminate its effects. They may seek indemnification in the name of individual investors who have suffered individual damages if mandated by at least two such investors.
The provisions of French corporate law and the Articles of Association have the effect of concentrating control over certain corporate decisions and transactions in the hands of our Board. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of the Board than if we were incorporated in the United States.

In addition, several provisions of the Articles of Association and the laws of France may discourage, delay or prevent a merger, consolidation or acquisition that shareholders may consider favorable, such as the obligation to disclose the crossing of ownership thresholds or the possibility for our Board to issue equity securities, including during a takeover bid. Under French law, our general meeting of shareholders may empower our Board to issue shares, or warrants to subscribe new shares, and restrict or exclude preemptive rights on those shares. These provisions could impede the ability of our shareholders to benefit from a change in control and, as a result, may materially adversely affect the market price of our ordinary shares and your ability to realize any potential change of control premium. French law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a domestic legal merger or demerger of a company.
United States civil liabilities may not be enforceable against the Company.
We are incorporated under the laws of France and a substantial portion of our assets are located, and a majority of our directors and officers reside, outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company or other persons residing outside the United States. It may also be difficult to enforce judgments obtained against persons in U.S. courts in any action, including under the civil liability provisions of U.S. federal securities laws, outside the United States or to enforce rights under U.S. federal securities laws in foreign courts.
There is no treaty between the United States and France for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. court based on civil liability would not be enforceable in France unless recognized by French courts. Moreover, an SEC decision ordering the payment of a fine would not be enforceable in France.
If a U.S. judgment is not recognized in France, the parties would have to re-litigate their dispute before a French court, provided such court has jurisdiction over the dispute. Accordingly, there can be no assurance that U.S. investors will be able to enforce any civil judgments obtained in U.S. courts, including under U.S. federal securities laws, against the Company or our directors, our officers or certain experts who are residents of France or other foreign countries. In addition, there is doubt as to whether a French court would impose civil liability on the Company, our directors, our officers or certain of our experts in an action based on U.S. federal securities laws even if brought in a French court of competent jurisdiction.
Any inability of the Company to continue to benefit from French provisions applicable to registered intermediaries (“intermédiaires inscrits”) could adversely affect the rights of shareholders.
Article 198 of the Pacte Act, that came into full force and effect on June 10, 2019, amended the French Commercial Code in a way that allows us to maintain our current shareholder ownership structure in the United States. The French Commercial Code (as amended by the Pacte Act) allows an intermediary to be registered for the account of holders of shares of companies which are admitted to trading solely on a market in a non-EU country that is considered equivalent to a regulated market pursuant to paragraph (a) of Article 25(4) of Directive EC2014/65/EU (which, pursuant to the European Commission decision dated December 13, 2017, includes the NYSE).
We use a French registered intermediary for the account of our beneficial owners (the “French Intermediary”). If the French Intermediary fails to comply with the French provisions applicable to registered intermediaries (intermédiaires inscrits), and if we are unable to find an appropriate substitute, or if the European Commission no longer considered the NYSE as equivalent to a regulated market as described above, we might not be able to comply with existing French laws regarding the holding of shares in the “au porteur” (bearer) form, and shares would have to be held in “au nominatif” (registered) form. In such case, the Company would need to maintain at all times a register with the name of (and number of shares held by) each shareholder, which could adversely affect the rights of our shareholders, including potentially the right to exercise their voting rights as Company shareholders as only shareholders registered on such register would be entitled to vote.
Transactions in our ordinary shares could be subject to the European financial transaction tax, if adopted.
On February 14, 2013, the European Commission adopted a proposal for a directive on a common financial transaction tax (the “FTT”) to be implemented under the enhanced cooperation procedure by several EU Member States (Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia, and Spain).
Following the lack of consensus in the negotiations on the directive proposal of 2013, these Member States have agreed to continue the negotiations under a new proposal (the “European FTT”) based on the French financial transaction tax, which would concern the listed shares of European companies whose stock market capitalization exceeds €1 billion as of December 1 of the year preceding the taxation year. According to this proposal, the applicable tax rate would be a minimum of 0.2%, and primary market transactions would be exempt. This new proposal may be amended before its adoption, the timing of which remains uncertain. Other EU Member States may decide to participate in, and any of the EU Member States mentioned above may decide to withdraw from, this new proposal.
The European FTT could, if introduced in its current form, apply to certain dealings in our ordinary shares (including secondary market transactions) in certain circumstances. The mechanism by which the tax would be applied and collected is not yet known, but if the proposed European FTT or any similar tax is adopted, transactions in our ordinary shares would be subject to higher costs, and the liquidity of the market for our ordinary shares may be diminished.
If dividends were paid by our Company, it is uncertain whether our shareholders would actually obtain the elimination or reduction of the French domestic dividend withholding tax to which they would be entitled.
General comments on the French withholding tax treatment of dividends paid on our ordinary shares are set out under section “Item 10. Additional Information - E - Taxation — Material French Tax Consequences -French dividend withholding tax” herein. In accordance with domestic or double tax treaty provisions, shareholders may be entitled to an elimination or reduction of the default French withholding tax, on dividends distributed by the Company (i.e., 15%, 25% respectively, or 75% in the case where the dividends are paid in non-cooperative States or territories within the meaning of article 238-0 A 1, 2 and 2 bis-1° of the French tax code), subject to the French paying agent of the dividends being provided with the required information and documentation relating to the tax status of the shareholders. Numerous intermediaries would be involved in the process of transmitting the relevant information and documentation from our shareholders to the French paying agent in case of distribution of dividends by the Company. As a result, this process may potentially jeopardize the ability for our shareholders to obtain the elimination or reduction of the French withholding tax to which they are entitled.
The French Ruling could be revoked if the description and legal analysis of the holding structure of the shares of the Company after the completion of its transfer from the Netherlands to France was inaccurate.
The various confirmations obtained from the French tax authorities on October 11, 2019 (the “French Ruling”) (set forth under section “Item 10. Additional Information - E - Taxation” below) are based on the description and legal analysis of the holding structure of the shares of the Company made by the Company to the French tax authorities in its ruling request. If the French tax authorities were to consider that the description or legal analysis in the ruling request with regards to the holding structure of the shares of the Company is inaccurate, notably to the extent that such description and analysis are based on U.S. securities law notions that are foreign to French law, the French tax authorities could decide to revoke the French ruling and such decision could have adverse tax consequences to our shareholders.
Purchases of our ordinary shares could be subject to the French financial transaction tax if the NYSE were to be formally recognized as a foreign regulated market by the French Financial Market Authority or the applicable provisions of the French tax code were amended.
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
Constellium Holdco B.V. (formerly known as Omega Holdco B.V.) was incorporated as a Dutch private limited liability company on May 14, 2010 (incorporated and governed under the Dutch Civil Code). Constellium Holdco B.V. was formed to serve as the holding company for various entities comprising Alcan’s Engineered Aluminum Product business unit, which Constellium acquired from affiliates of Rio Tinto on January 4, 2011 (the “Acquisition”). On May 21, 2013, Constellium

Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium N.V. On May 29, 2013, Constellium N.V. completed its initial public offering and began trading its shares as Constellium N.V., a Dutch company, on the New York Stock Exchange (the “NYSE”) under the symbol “CSTM”.
On June 28, 2019, Constellium N.V. converted its corporate form from a Dutch public limited liability company (Naamloze Vennootschap) into a Societas Europaea (SE) and changed its name to Constellium SE, with its head office remaining in Amsterdam, the Netherlands (the “Conversion”).
On December 12, 2019, Constellium SE completed its re-domicile and the relocation of its head office to Paris, France (the “Transfer”). The Conversion and the Transfer were each approved by the Company’s shareholders. Effective as of December 12, 2019, the Company’s existing Articles of Association were amended by means of a deed of amendment to reflect the Company’s re-domicile to Paris, France (as further amended from time to time, the “Articles of Association”).
As of the effectiveness of the Transfer, each outstanding Class A ordinary share of Constellium SE with its head office in Amsterdam, the Netherlands, automatically became an ordinary share of Constellium SE with its head office in Paris, France. The Company’s ordinary shares continue to be listed on the NYSE under the symbol “CSTM” and began trading under Constellium SE, a French company, on December 13, 2019.
Since the Transfer, any references to French law and the Articles of Association herein are references to French law and the Articles of Association of the Company, respectively, following the Conversion and Transfer.
The business address (head office) of Constellium SE is Washington Plaza, 40-44 rue Washington, 75008 Paris, France, and our telephone number is +33 1 73 01 46 19. The address for our agent for service of process in the United States is Corporation Service Company, 80 State Street, Albany, New York 12207-2543, and its telephone number is + 1(302) 636-5400.
For information on our historical capital expenditures and capital expenditures currently in progress, see “Item 5. Operating and Financial Review and Prospects—Cash Flows—Historical Capital Expenditures” and “—D. Property, Plants and Equipment.” We expect to finance our capital expenditures currently in process with a combination of internal and external financing sources.
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
The Company
Overview
We are a global leader in the design and manufacture of a broad range of innovative rolled and extruded aluminium products, serving primarily the packaging, aerospace, automotive as well as defense and other transportation and industry end-markets. Our business model is to add value by converting aluminium into semi-fabricated and in some instances fabricated products. We supply numerous blue-chip customers with value-added products for performance-critical applications. Our product portfolio generally commands higher margins as compared to less differentiated, more commoditized semi-fabricated aluminium products, such as common alloy coils, paintstock, foilstock and soft alloy extrusions for construction and distribution.
As of December 31, 2023, we operated 25 manufacturing facilities, 3 R&D centers and 3 administrative centers in Baltimore, Maryland, Paris, France and Zürich, Switzerland. We believe our portfolio of flexible, integrated and strategically located facilities is among the most technologically advanced in the industry and that the significant growth investments we have made position us well to capture expected demand growth in each of our end-markets. It is our view that our established presence in Europe, North America and China combined with more than 50 years of manufacturing experience, quality and innovation, strategically position us to be a leading supplier to our global customer base. The Company had approximately 12,000 employees as of December 31, 2023.
We seek to sell to end-markets that have attractive characteristics for aluminium, including (i) stability through economic cycles as seen in our North American and European packaging businesses, (ii) rigorous and complex technical requirements as seen in our global aerospace and automotive businesses, and (iii) favorable growth fundamentals as seen in the packaging, automotive, and transportation markets generally.
We have invested capital not only to maintain the condition of our assets, but also to take advantage of a number of attractive growth opportunities including: (i) Auto Body Sheet capabilities in Muscle Shoals, Alabama, in Bowling Green, Kentucky, in Neuf-Brisach, France, and in Singen, Germany (ii) Automotive Structures operations in Europe, North America and China, (iii) additional extrusion capability in Děčín, Czech Republic and in Singen, Germany, (iv) a new casthouse in Děčín, Czech Republic, (v) a new recycling and casting center in Neuf-Brisach, France, that is currently under construction, and (vi) a number of other incremental growth initiatives across our operations.
Our unique platform has enabled us to develop a diversified customer base and to enjoy long-standing relationships with our largest customers. Our customer base includes market leading firms in packaging, aerospace, and automotive, such as Ball Corporation, Crown Holdings, Inc., Airbus, Boeing, and many premium automotive OEMs, including BMW AG, Mercedes-Benz Group AG, Ford Motor Company, Toyota Motor Corporation, Stellantis and Volkswagen Group. We believe that we are a critical supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers. We believe that this integrated collaboration with our customers for high value-added products reduces substitution risk, supports our competitive position and is difficult to replicate.
For the years ended December 31, 2023, 2022 and 2021, the Company’s key operational and financial metrics were as follows:

	For the years ended December 31,
(in millions of euros, unless otherwise noted)	2023	2022	2021
Shipments (kt)	1,492	1,580	1,571
Revenue	7,239	8,120	6,152
Income from operations	337	334	484
Net income	129	308	262
References to “tons” throughout this Annual Report are to metric tons and to “kt” to thousands of metric tons.
For information on our Revenue by geographic market, see Note 3 to the Consolidated Financial Statements.
Our Strategy
Our mission is to meet customers’ and society’s need for lightweight, strong and sustainable aluminium products while generating attractive returns for our shareholders.
We aim to achieve our mission by expanding our leading position as an innovative, go-to-supplier of technologically advanced and responsible fabricated aluminium solutions. We are committed to building a safe and sustainable company and becoming the most exciting company in our industry. This means developing, manufacturing and promoting products that are sustainable for the benefit of our customers and end consumers, reducing our emissions and our waste, investing in our people, supporting our communities, adhering to sound governance principles, and creating shareholder value.
To achieve these objectives, we have built a business strategy centered around six core principles:
(i)Focus on High Value-added and Responsible Products
We are primarily focused on our three strategic end-markets—packaging, aerospace and automotive—in which we have leading positions and established relationships with many of the main manufacturers. These are also markets where we believe that we can differentiate ourselves through our high value-added and specialty products which make up the majority of our product portfolio. We have made substantial investments to develop unique R&D and technological capabilities and to increase our recycling capacity, which we believe give us a competitive advantage in quality, design, innovation and sustainability. We leverage aluminium’s inherent sustainability characteristics — lightweight, durable, and infinitely recyclable – to produce environmentally responsible products. We believe our differentiated products provide significant benefits to our customers in many areas such as weight reduction, higher strength and better formability, and contribute to their objective of reducing carbon emissions. In addition, these products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends. We intend to continue to invest in our R&D and technological capabilities to develop a high value-added and responsible product portfolio.
(ii)Increase Customer Connectivity
We regard our relationships with our customers as partnerships in which we work closely together to leverage our unique knowledge of the attributes of aluminium, our industry leading R&D and technological capabilities, and our integrated industrial platform to develop customized solutions. Our diverse teams globally aim to deepen our ties with our customers by consistently providing best-in-class quality, sustainable products and services and joint product development projects.
In addition, through market leading supply chain integration we are able to better anticipate customer demands, optimize supply and more efficiently manage our working capital needs. We also seek to strengthen customer connectivity through customer technical support and closed-loop scrap recycling programs. We will aim to continue to further foster and enhance the relationships with our customers and position our company as a preferred supplier to our customers.
(iii)Optimize Margins and Asset Utilization Through Rigorous Product Portfolio Management
We are highly focused on maximizing the throughput of our facilities to increase the tons per machine hour and profitability per machine hour. We believe there are significant opportunities to do so through rigorous focus on the products we choose to make and optimizing the throughput of these products in our facilities. For example, given our manufacturing configurations, there are certain products that our facilities are better equipped to manufacture. As a consequence, we not only manufacture them more efficiently and at a lower cost, but we also reduce our energy consumption and improve our environmental footprint. This rigor encompasses both the existing portfolio as well as new product development. In addition, we strive to increase our throughput through our investments in asset integrity, and through continuous improvements in our operations such as debottlenecking and optimizing equipment uptime, recovery and mill speed. Finally, we intend to complement these efforts with increased recycling which will strengthen our margins, reduce our dependence on external slab and billet suppliers and enhance the sustainability of our products.
(iv)Strictly Control Cost, Continuously Improve and Manage Resources Responsibly
We believe that there are significant opportunities to reduce our operating costs and improve our operations by implementing manufacturing excellence initiatives, metal management programs and other cost, energy reduction, waste and water management initiatives. We aim to establish best-in-class operations and achieve cost reductions by standardizing manufacturing processes and reducing waste, while still allowing the flexibility to respond to local market demands. An important part of this continuous improvement plan is our focus on responsible resource management, including minimizing energy and water usage, maximizing scrap input and efficiently managing other resources used by the Company, including capital.
(v)Manage Capital Through a Disciplined Approach and Increase Financial Flexibility
We have invested capital in a number of attractive growth opportunities to advance our production capabilities, product offering and sustainability profile. One example of this is our lightweight solutions for the automotive market. We are highly focused on realizing attractive returns on the capital we invest to grow our business and, as a result, very discriminating on where we invest capital. We will remain disciplined with respect to future capital deployment and to capital allocation decisions more generally.
In addition, we are highly focused on increasing our financial flexibility through earnings growth and free cash flow conversion which will enable us to reduce our debt. This includes strict cost control but also working capital management and disciplined capital spending. We believe having increased financial flexibility is critical to achieving our long-term objective of investing in our operations and in our people such that we are the supplier-of-choice for high value-added, specialized, technologically-advanced products.
(vi)Commit to Our People and Communities
We believe our people are among the best in the industry; this is a competitive strength which allows us to be a leader in our industry. This is why we continuously provide training opportunities to our employees, expanding their skills and competencies as they grow with us. We strive to promote a safe and inclusive environment where everyone is valued, can contribute, and thrive. Lastly, we strive to be socially responsible operators in our communities.
Recent Developments
On February 21, 2024, Constellium announced that the Board of Directors has authorized a three-year share repurchase program of up to $300 million of the Company's outstanding shares of common stock, expiring on December 31, 2026.
Under this program, the Company may purchase shares from time to time for cash in open market transactions or in privately-negotiated transactions, in accordance with applicable state and federal securities laws and in compliance with applicable provisions of French corporate law, and it may make all or part of the purchases pursuant to Rule 10b5-1 plans. The timing and the amount of repurchases, if any, will be determined based on the Company's evaluation of market conditions, capital allocation alternatives and other factors. The share repurchase program does not require the Company to acquire any dollar amount or number of shares of CSTM common stock and may be modified, suspended, extended or terminated by the Company's Board of Directors at any time without prior notice. To execute the full share repurchase program, we will seek shareholder approvals each year at our Annual General Meeting, including the one to be held in the second quarter of 2024.
The Company intends to use a portion of the repurchased shares under this new program to satisfy employee equity obligations in lieu of issuing new shares, which would limit future dilution for its shareholders.
Our Operating Segments
Our business is organized into three operating segments:
(i) Packaging & Automotive Rolled Products (P&ARP) includes the production of rolled aluminium products in our European and North American facilities. We supply the packaging market with canstock and closure stock for the beverage and food industry, as well as foilstock for the flexible packaging market. In addition, we supply the automotive market with a number of technically sophisticated applications such as Auto Body Sheet ("ABS") and heat exchanger materials.
(ii) Aerospace & Transportation (A&T) includes the production of rolled aluminium products and limited volumes of extruded products in our European and North American facilities. We supply rolled aluminium products in plate and sheet form for the aerospace market and for transportation, industry and defense end-uses.
(iii) Automotive Structures & Industry (AS&I) includes the production of extruded aluminium products and aluminium structural components. We supply technologically advanced structural components for the automotive industry including crash-management systems, body structures, side impact beams and battery enclosures in our European, North American and Chinese facilities. In addition, we fabricate hard and soft aluminium alloy extruded profiles in a number of our other European facilities for a range of high demand industry applications in the automotive, engineering, rail and other transportation end-markets.

Table: Overview of Operating Segments (as of December 31, 2023)

	Packaging & Automotive Rolled Products	Aerospace & Transportation	Automotive Structures & Industry

Manufacturing Facilities[1]	• 4 (France, Germany, U.S.)	• 5 (France, Switzerland, U.S.)	• 16 (Canada, China, Czech Republic, France, Germany, Mexico, Slovakia, Spain, Switzerland, U.S.)
Employees	4,200	3,400	4,100
Key Products	• Canstock • Foilstock • Closure stock • Auto Body Sheet • Rolled products for heat exchangers • Specialty reflective sheet (Bright)	• Aerospace plates, sheets and extrusions • Aerospace wing skins • Plate and sheet for transportation, industry and defense applications	• Automotive extruded products • Other extruded products including: •Soft alloys •Hard alloys •Large profiles
Key Customers	Packaging: AB InBev, Amcor, Ardagh Group, Ball Corporation, Can-Pack, Coca-Cola, Crown Holdings Automotive: Audi, BMW AG, Mercedes-Benz Group AG, Stellantis, Toyota Motor Corporation, Volkswagen Group	Aerospace: Airbus, Boeing, Bombardier, Dassault Transportation, Industry, Defense and Distribution: Amari, Nexter Systems, Ryerson, ThyssenKrupp	Automotive: Audi, BMW AG, Mercedes-Benz Group AG, Ford Motor Company, Porsche, Stellantis Rail: CAF, Hitachi, Stadler
Select Key Facilities	• Bowling Green (Kentucky, U.S.) • Neuf-Brisach (France) • Muscle Shoals (Alabama, U.S.) • Singen (Germany)	• Issoire (France) • Ravenswood (West Virginia, U.S.) • Sierre (Switzerland)	• Děčín (Czech Republic) • Gottmadingen (Germany) • Singen (Germany) • Van Buren (Michigan, U.S.)
% of total Revenue (for the twelve months ended December 31, 2023)	54%	24%	23%
% of Adjusted EBITDA[2] (for the twelve months ended December 31, 2023)	40%	45%	19%
1Our 25 manufacturing facilities are located in 23 sites, two of which are shared between two operating segments.
2The difference between the sum of Adjusted EBITDA for our three segments and the Company’s Adjusted EBITDA is attributable to Holdings and Corporate.

The following table presents our shipments by product lines:

(in thousand metric tons)	For the year ended December 31,
	2023	2022	2021
Packaging rolled products	736	809	833
Automotive rolled products	271	245	228
Specialty and other thin-rolled products	23	35	43
Aerospace rolled products	96	76	53
Transportation, industry, and other rolled products	123	147	153
Automotive extruded products	121	117	115
Other extruded products	122	151	146
Total shipments	1,492	1,580	1,571
Packaging & Automotive Rolled Products Operating Segment
In our Packaging & Automotive Rolled Products operating segment, we develop and produce customized aluminium sheet solutions. For the year ended December 31, 2023, approximately 72% of operating segment volume was in packaging rolled products, which primarily includes beverage and food canstock as well as closure stock and foilstock, approximately 26% of operating segment volume was in automotive rolled products, and approximately 2% of operating segment volume was in specialty and other thin-rolled products.
We are a leading European and North American supplier of canstock and a leading worldwide supplier of closure stock. We are also a major player in automotive rolled products for ABS in both Europe and North America, and for heat exchangers in Europe. These products are subject to the exacting requirements and qualification processes of our customers which we believe provides us with a competitive advantage and represents a barrier to entry for new competitors. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive OEMs and global industrial companies. Our customers include AB InBev, Amcor Ltd., Ardagh Group S.A, Ball Corporation, BMW AG, Can-Pack S.A., Coca-Cola, Crown Holdings, Inc., Ford Motor Company, Mercedes-Benz Group AG, Stellantis, Toyota Motor Corporation and Volkswagen Group. Our customer contracts in packaging usually have a duration of three to five years. Our customer contracts in automotive are usually valid for the lifetime of a model, which is typically five to seven years.
We have two integrated rolling operations located in Europe and one in the U.S. Neuf-Brisach, our facility in France, is a fully integrated aluminium recycling, rolling and finishing facility producing both canstock and ABS. Singen, our facility located in Germany, is a rolling and finishing facility specialized in high-margin niche applications. Our Muscle Shoals, Alabama facility is a fully integrated aluminium recycling, rolling and finishing operation producing both canstock and ABS. We also operate a finishing line for ABS in Bowling Green, Kentucky.
The following table summarizes our volume, revenue and Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	For the year ended December 31,
(in millions of euros, unless otherwise noted)	2023	2022	2021
Packaging & Automotive Rolled Products:
Segment Shipments (kt)	1,030	1,089	1,104
Segment Revenue	3,898	4,664	3,698
Segment Revenue (€/ton)	3,784	4,281	3,350
Segment Adjusted EBITDA(1)	283	326	344
Segment Adjusted EBITDA (€/ton)	274	299	312
Segment Adjusted EBITDA margin	7%	7%	9%
__________________
(1)Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”

Aerospace & Transportation Operating Segment
Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminium and specialty material products with wide applications across the global aerospace, transportation, industry and defense sectors. Approximately 44% of the segment volume for the year ended December 31, 2023 was in aerospace rolled products and approximately 56% was in transportation, industry, defense and other rolled product applications.
We offer a wide range of products including plate, sheet and extrusions products which allow us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our advanced R&D capabilities, extensive recycling capabilities, broad product range, supply-chain solutions and a portfolio of plants across Europe and North America. Our customers are diverse and range from Airbus and Boeing in aerospace to Ryerson, ThyssenKrupp and Nexter Systems in transportation, industry and defense.
We have two integrated rolling operations located in Issoire, France and Ravenswood, West Virginia. These integrated facilities have extensive capabilities that enable us to produce value added products like wide and thick gauge plates required for certain civil and commercial aerospace programs and a range of transportation, industry and defense applications. In addition, we operate two other sites located in Sierre, Switzerland and Montreuil-Juigné, France. We completed the sale of our Ussel, France operation in February 2023.
Downstream aluminium products for the aerospace market require relatively high levels of R&D investment and advanced technological capabilities, and therefore tend to command higher margins compared to more commoditized products. We work in close collaboration with our customers to develop highly engineered solutions to fulfill their specific requirements. For example, we developed Airware®, a lightweight specialty aluminium-lithium alloy, for our aerospace customers to address increasing demand for lighter and more fuel-efficient aircraft.
Additionally, aerospace products are generally subject to long qualification periods. Aerospace production sites are regularly audited by external certification organizations including the National Aerospace and Defense Contractors Accreditation Program (“NADCAP”) and/or the International Organization for Standardization. NADCAP is a cooperative organization of a number of aerospace OEMs that defines industry-wide manufacturing standards. NADCAP appoints private auditors who grant suppliers like Constellium a NADCAP certification, which customers tend to require. New products or alloys are separately certified by the OEM that uses the product. Our sites have been qualified by external certification organizations and our products have been qualified by our customers. We are typically able to obtain qualification within 6 months to one year mainly because: (i) we have an existing range of qualifications including in excess of 100 specifications regarding alloy, temper or shape, due to our long history of working with the main aircraft OEMs, which we can build on to obtain new product qualifications; and (ii) we have invested in a number of capital intensive equipment and R&D programs to be able to qualify to the current industry norms and standards.
The majority of our contracts with our largest aerospace customers have a term of three to ten years, which provides visibility on volumes and profitability. We expect demand for our aerospace products to directly correlate with aircraft backlogs and build rates. As of December 31, 2023, the backlog reported by Airbus and Boeing for commercial aircraft reached 14,224 units on a combined basis.
We also serve the transportation, industry and defense end-markets. Our product portfolio in these segments include both specialty products as well as standard products. Specialty products are differentiated products, which are engineered to meet specific customer needs and as such have specific properties (e.g., mechanical properties, dimensions, surface aspect, etc.). Standard products typically face higher levels of competition in the regions that we serve. The majority of our contracts in the transportation and defense industry typically last between one to three years.

The following table summarizes our volume, revenue and Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	For the year ended December 31,
(in millions of Euros, unless otherwise noted)	2023	2022	2021
Aerospace & Transportation:
Segment Shipments (kt)	219	223	206
Segment Revenue	1,728	1,700	1,142
Segment Revenue (€/ton)	7,901	7,619	5,548
Segment Adjusted EBITDA(1)	324	217	111
Segment Adjusted EBITDA (€/ton)	1,475	976	539
Segment Adjusted EBITDA margin	19%	13%	10%
__________________
(1)Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”
Automotive Structures & Industry Operating Segment
Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems, body structures, side impact beams and battery enclosure components and (ii) soft and hard alloy extrusions for automotive, transportation, energy and building and construction applications and (iii) large profiles for rail and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Approximately 50% of the segment volume for the year ended December 31, 2023 was in automotive extruded products and approximately 50% was in other extruded product applications.
In our automotive structures business, a series of aluminium extrusions are consolidated into a system for specific automotive applications. Due to the unique combination of strength and weight, aluminium extrusions are increasingly favored by our automotive customers. We manufacture automotive structural products for some of the largest European and North American car manufacturers supplying the global market, including Mercedes-Benz Group AG, BMW AG, Volkswagen Group, Stellantis, Toyota Motor Corporation and Ford Motor Company. We believe that we are one of the largest providers of aluminium automotive crash management systems globally. Our automotive structures contracts are typically five to seven years in duration, which usually represents the lifetime of a model.
In our Industry businesses, we serve a broad range of customers across a number of industries including automotive, rail, industrial and other transportation markets in Europe. Our Industry business is tied to contracts that typically last up to one year on average.
We manufacture products for our AS&I segment in 16 facilities located in Canada, China, Czech Republic, France, Germany, Mexico, Slovakia, Spain, Switzerland and U.S. We believe our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic utilize significant amounts of recycled aluminium and help provide security of metal supply. We also produce soft alloy extrusions for customers primarily in Germany and France, with customized solutions for a diverse number of end-markets. We completed the sale of our Crailsheim, Burg, and Landau, Germany operations in September 2023 which were part of our soft alloys extrusion portfolio.
We operate a joint venture, Astrex Inc., which produces automotive extruded profiles in Ontario, Canada, for our North American operations, and a joint venture, Engley Automotive Structures Co., Ltd., which produces aluminium crash management systems in China.
We believe that we have strong market positions in our AS&I segment given our R&D and manufacturing capabilities. Led by our partnership with Brunel University, London, United Kingdom, we have developed proprietary alloys and manufacturing technology which enable us to deliver high quality, cost effective products to our extrusion customers and differentiated design, engineering and manufacturing capabilities which accelerate time to market for our automotive customers.

The following table summarizes our volume, revenue and Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	For the year ended December 31,
(in millions of Euros, unless otherwise noted)	2023	2022	2021
Automotive Structures & Industry:
Segment Shipments (kt)	243	268	261
Segment Revenue	1,630	1,861	1,383
Segment Revenue (€/ton)	6,707	6,947	5,292
Segment Adjusted EBITDA(1)	133	149	142
Segment Adjusted EBITDA (€/ton)	545	557	545
Segment Adjusted EBITDA margin	8%	8%	10%
__________________
(1)Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Item 5. Operating and Financial Review and Prospects—Segment Results.”
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
Our business is primarily focused on rolling and extruding semi-fabricated products for a variety of value added end-markets. We recycle aluminium, both for our own use and as a service to our customers. We do not participate in upstream activities such as mining, refining bauxite or smelting alumina into aluminium.
Constellium’s Position in the Aluminium Sector Value Chain
Aluminium value chain

Constellium
Aluminium Suppliers
Aluminium Smelters
Aluminium Recyclers
Value-Add Downstream Aluminium Products
Rolled products
Extrusions
Automotive structures
Recycling
Metal pass-through business model with limited exposure to commodity price risk
Customers
Automotive
Aerospace
Packaging
Specialties
Transportation
Industry
Defense

Rolled and extruded aluminium product prices are based generally on the price of aluminium (which is based on the LME quoted price plus a regional premium) plus a conversion margin (i.e., the margin to convert the aluminium into a semi-finished product). The price of aluminium is not a significant driver of our financial performance because we typically pass through the cost of aluminium either to our customers or the financial market. Instead, the financial performance of producers of rolled and extruded aluminium products, such as Constellium, is driven by the dynamics in the end-markets that they serve, their relative positioning in those markets and the efficiency of their industrial operations.
The aluminium rolled products industry is characterized by economies of scale as significant capital investments are required to achieve and maintain technological capabilities and demanding customer qualification standards. The service and efficiency demands of large customers have encouraged consolidation among suppliers of aluminium rolled products.
The aluminium extruded products industry is relatively fragmented and generally more regional. The business also requires significant capital investments in order to achieve and maintain technological capabilities and meet demanding customer qualification standards.
The supply of aluminium rolled and extruded products has historically been affected by production capacity, alternative technology substitution and trade flows between regions. The demand for these products has historically been affected by economic growth, substitution trends, cyclicality and seasonality and aluminium rolled products in particular by down-gauging.
There are two main sources of input aluminium metal for our rolled or extruded products:
•Slabs or billets we cast from a combination of primary and recycled aluminium. The primary aluminium is typically in the form of standard ingots. The recycled aluminium comes either from scrap from fabrication processes, or from recycled end products in their end-of-life phase, such as used beverage cans.
•Slabs or billets purchased from smelters or metal trading companies.
Primary aluminium, sheet ingot and extrusion billets can generally be purchased at prices set on the LME plus a premium that varies by geographic region on delivery, alloying material, form (ingot or molten metal) and purity.
Recycled aluminium is also tied to LME pricing (typically sold at a discount to LME price and regional premium). Aluminium is infinitely recyclable and recycling aluminium requires only approximately 5% of the energy required to produce primary aluminium. As a result, in regions where aluminium is widely used, manufacturers and customers are active in setting up collection processes in which used beverage cans and other end-of-life aluminium products are collected for remelting at purpose-built plants. Manufacturers may also enter into agreements with customers who sell them recycled process material, which is then re-melted and rolled into the same product again.
Aluminium Rolled Products Overview
The rolling process consists of passing aluminium through a hot-rolling mill and then transferring it to a cold-rolling mill, which gradually reduces the thickness of the metal down to approximately 6 mm for plates and to approximately 0.2-6 mm for sheet.
Aluminium rolled products, including sheet, plate and foil, are semi-finished products that provide the raw material for the manufacture of finished goods ranging from packaging to automotive body panels to fuselage sheet to aircraft wing parts. The packaging industry is a major consumer of sheet and foil for making beverage cans, foil containers and foil wrapping. Sheet is also used extensively in transportation applications for airframes, automobiles, trucks and rail vehicles, in marine applications, including offshore platforms, and the hulls of boats and in building applications for roofing and siding. Plate is used for airframes, military vehicles, ships and other large vessels, bridges, and as tooling plate for the production of plastic products. Foil applications outside packaging include electrical equipment, insulation for buildings and foil for heat exchangers.
The following chart illustrates expected global demand for aluminium rolled products according to CRU International Limited (“CRU”). The compound annual growth rate (“CAGR”) between 2023 and 2028 for the flat rolled products market is expected to be 4.3% according to CRU.

Projected Aluminium Flat Rolled Products Demand (in kt)
Source: CRU International Ltd., Aluminium Rolled Products Market Outlook November 2023
(Asia Pacific includes Japan, China, India, South Korea, Australia, Middle East and other Asia. Other includes Central and South America, and Africa)
Aluminium Extrusions and Automotive Structures Overview
Aluminium extrusion is a technique used to transform aluminium billets into objects with a defined cross-sectional profile for a wide range of uses. In the extrusion process, a heated aluminium billet is forced through a die. Extrusions can be manufactured in many sizes and in almost any shape. The extrusion process makes the most of aluminium’s unique combination of physical characteristics. Its malleability allows it to be easily cast and machined. Aluminium is one-third the density of steel but has the same stiffness, so the resulting products offer strength and stability, particularly when alloyed with other metals.
Extruded profiles can be produced in solid or hollow form and additional complexities can be applied using advanced die designs. After the extrusion process, a variety of options are available to adjust the color, texture and brightness of the aluminium’s finish. This may include aluminium anodizing or painting.
Today, aluminium extrusions are used for a wide range of purposes, including building, transportation and industrial markets. Virtually every type of vehicle contains aluminium extrusions, including cars, boats, bicycles and trains. Home appliances and tools take advantage of aluminium’s excellent strength-to-weight ratio. The increased focus on green building is also leading contractors and architects to use more extruded aluminium products, as aluminium extrusions are corrosion-resistant and offer design flexibility. These diverse applications are possible due to the advantageous attributes of aluminium, including its particular blend of strength and ductility, its conductivity, its non-magnetic properties and its ability to be recycled repeatedly without loss of integrity. We believe that all of these capabilities make aluminium extrusions a viable and adaptable solution for a growing number of manufacturing needs.
Our Key End-markets
We have a significant presence in (i) the packaging end-markets, which are expected to grow at a healthy pace in the long-term, despite inventory adjustments in the supply chain over the past year, (ii) the automotive end-market which has exhibited steady growth based on the light weight and strength attributes of aluminium, (iii) the aerospace end-markets, which are continuing to recover and have attractive longer term growth prospects and (iv) a number of niche specialty end-markets including transportation, industry, defense and other products that diversify our exposure to economic trends.

Packaging
Our Packaging & Automotive Rolled Products operating segment serves the packaging market which has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability.
Aluminium beverage cans represented approximately 25% of the total European aluminium flat rolled demand by volume and 37% of total North American flat rolled demand in 2023. According to CRU, aluminium demand for the canstock market in Europe and North America is expected to grow by 4.3% and 4.7% per year between 2023 and 2028, respectively.
Aluminium is a preferred material for beverage packaging as it allows drinks to chill faster, can be stacked for transportation and stored more densely than competing formats (such as glass bottles), is highly formable for unique or differentiated branding, and offers the environmental advantage of easy, cost- and energy-efficient recycling. As a result of these benefits, aluminium is displacing tinplate, glass and plastics as the preferred packaging material in most markets. In both Europe and North America, aluminium is increasingly the beverage packaging container of choice and is experiencing increased demand. We are benefiting from increased can consumption, including growing specialty product categories given the attributes of aluminium packaging.

Total European Rolled Products Consumption Canstock (kt)	Total North American Rolled Products Consumption Canstock (kt)

Source: CRU International Ltd., Aluminium Rolled Products Market Outlook November 2023	Source: CRU International Ltd., Aluminium Products Market Outlook November 2023

Automotive
We supply the automotive sector with rolled products out of our Packaging & Automotive Rolled Products operating segment and extruded and fabricated products out of our Automotive Structures & Industry operating segment. Our automotive products are predominantly used in premium models, light trucks and sport utility vehicles manufactured by the European and North American OEMs.
In our view, the main drivers of automotive sales are overall economic growth, credit availability, consumer prices and consumer confidence. According to CRU, light vehicle production is expected to grow in Europe and North America by approximately 2.1% per annum from 2023 to 2028.

Vehicle Production(1)
Source: CRU International Ltd, Global & Economic Outlook December 2023
(1) Represents both car and commercial vehicle production, including light trucks, heavy trucks and, except in the U.S. and Canada, coaches
Within the automotive sector, the demand for aluminium has been increasing faster than the underlying demand for light vehicles due to recent growth in the use of aluminium products in automotive applications. We believe the main reasons for this are aluminium’s high strength-to-weight ratio in comparison to steel and a need for increased energy efficiency. This lightweighting facilitates better fuel economy, improves emissions performance and enhances vehicle safety. As a result, manufacturers are seeking additional applications where aluminium can be used in place of steel and an increased number of cars are being manufactured with aluminium panels and crash management systems.
We believe that the vehicle lightweighting trend will continue as increasingly stringent EU and U.S. regulations relating to reductions in carbon emissions will force the automotive industry to increase its use of aluminium to “lightweight” vehicles. In Europe, EU legislation has set mandatory emission reduction targets for new cars such that by 2030, the fleet average to be achieved by all new cars is 37.5% lower compared to the limits in 2021 of 95 grams of CO2 emissions per kilometer (g/km). In the United States, we expect that U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as fluctuating fuel prices, will continue to drive aluminium demand in the automotive industry.
As electric vehicles become more widespread, we believe the demand for aluminium in the automotive industry will increase due to the greater importance of lightweighting to maximize range. Aluminium thermal conductivity is a significant inherent advantage for battery boxes in electric vehicles and aluminium also has superior energy absorption as compared to steel. Whereas growth in aluminium use in vehicles has historically been driven by increased use of aluminium castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs.

According to CRU, the consumption of ABS between 2023 and 2028 will grow 8.6% per annum in Europe and 7.2% per annum in North America.

Total European Automotive Body Sheet Flat Rolled Products Consumption (kt)	Total North American Automotive Body Sheet Flat Rolled Products Consumption (kt)

Source: CRU International Ltd., Aluminium Products Market Outlook November 2023	Source: CRU International Ltd., Aluminium Products Market Outlook November 2023

Aerospace
Demand for aerospace plate and sheet is primarily driven by the build rate of commercial aircraft, which we believe will be supported for the foreseeable future by (i) the increasing demand for air travel in an environment of economic growth and globalization, (ii) the increased affordability and accessibility of air travel to people from diverse socio-economic backgrounds, (iii) the expansion of airline networks and the opening of new routes to previously underserved destinations and (iv) the necessary replacement of aging fleets by airline operators, particularly in the United States and Western Europe by more fuel-efficient aircraft. Over the longer term the fundamentals driving aerospace demand growth remain intact, despite contraction due to the global pandemic caused by COVID-19. Between 2023 and 2042, Boeing predicts approximately 42,000 new aircraft across all categories of large commercial aircraft with 42% of sales of new airplanes to Asia Pacific, 44% to Europe and North America and the remaining 14% to the Middle East, Latin America and and Africa, excluding Russia.
According to CRU, aluminium demand for the aerospace rolled products markets in North America and Europe is expected to increase by 8.8% per annum from 2023 to 2028 due to significant recovery from the COVID-19 led downturn.

World’s Commercial Aircraft Fleet (thousands)	Fleet Development Driven by Passenger Demand and Aging Fleet (units)

Source: Boeing 2023 Current Market Outlook	Source: Boeing 2023 Current Market Outlook, excluding Freighters

Aerospace Flat Rolled Products Consumption (kt)
Source: CRU International Ltd., Aluminium Rolled Products Market Outlook November 2023

Our Business Operations
Our business model is to add value by converting aluminium into semi-fabricated products. It is our policy not to speculate on metal price movements.
Managing Our Metal Price Exposure
For all contracts, we seek to minimize the impact of aluminium price fluctuations in order to protect our cash flows against variations in the LME price, regional and other premiums that we buy and sell, with the following methods:
•In cases where we are able to align the price and quantity of physical aluminium purchases with that of physical aluminium sales to our customers, we enter into back-to-back arrangements with our customers.
•When we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales to our customers, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.
•For a small portion of our volumes, the aluminium we process is owned by our customers and we bear no aluminium price risk.
Sales and Marketing
Our sales force is based in Europe (France, Germany, Czech Republic, United Kingdom and Switzerland), the U.S. and Asia (Seoul and Shanghai). We primarily serve our customers directly and in some cases through distributors.
Raw Materials and Supplies
Approximately 69% of our rolling slab demand and approximately 58% of our extrusion billet demand are produced in our own internal cast-houses. In addition, our external rolling slab and extrusion billet supplies are secured through long-term contracts with several upstream companies. All of our top 10 overall metal suppliers (covering rolling slabs, extrusion billets, primary, high purity, scrap and hardeners) have been long-standing suppliers to our plants (in many cases for more than 10 years) and, in aggregate, accounted for approximately 52% of our total metal purchases (in terms of volumes) for the year ended December 31, 2023. We typically enter into annual or multi-year contracts with these metal suppliers pursuant to which we purchase various types of metal, including:
•Primary metal from smelters or metal traders in the form of ingots, rolling slabs or extrusion billets.
•Remelted metal in the form of rolling slabs or extrusion billets from external cast-houses, as an addition to our own internal cast-houses.
•Production scrap from customers and scrap traders.
•End-of-life scrap (e.g., used beverage cans) from customers, collectors and scrap traders.
•Specific alloying elements and primary ingots from producers and metal traders.
Our operations use natural gas and electricity, which represents a large component of our cost of sales, after metal, labor costs and depreciation. We purchase natural gas and electricity from the market and typically we secure a large part of our natural gas and electricity needs pursuant to fixed-price commitments. To reduce the risks associated with our natural gas and electricity requirements, we use forward contracts with our suppliers - and, to a lesser extent, forward contracts or financial futures with the financial markets - to fix the commodity component of the energy costs. Furthermore, in our longer-term sales contracts, we try to include indexation clauses on energy prices. From time to time, we can experience fluctuations and periods of volatility in the pricing of raw materials.
Our Customers
Our customer base includes some of the leading manufacturers in the packaging, aerospace and automotive end-markets. We have a relatively diverse customer base with our 10 largest customers representing approximately 50% of our revenue for the year ended December 31, 2023. We generally have long-term relationships with our significant customers, many of which span decades.
A substantial portion of our volume is sold under multi-year contracts, as we generally have three- to five-year terms in contracts with our packaging customers, five- to ten-year terms in contracts with our largest aerospace customers, and five- to seven-year terms in our “life of a car platform/car model” contracts with our automotive customers. This provides us with a certain visibility into our future volumes and earnings.

We collaborate with our customers to complete a rigorous process for qualifying our products in each of our end-markets, which requires substantial time and investment and creates high switching costs, resulting in longer-term, mutually beneficial relationships. We see our relationships with our customers as partnerships where we work together to find customized solutions to meet their evolving requirements.
Our product portfolio is predominantly focused on high value-added products, which tend to require close collaboration with our customers to develop tailored solutions. The significant effort and investment to adhere to rigorous qualification procedures enables us to foster long-term relationships with our customers.
Competition
The worldwide rolled and extruded aluminium industry is highly competitive, and we expect this dynamic to continue for the foreseeable future. We believe the most important competitive factors in our industry are: product quality, price, timeliness of delivery and customer service, geographic coverage and product innovation. Aluminium competes with other materials such as steel, plastic, composite materials and glass for various applications. Our key competitors in our Packaging & Automotive Rolled Products operating segment are Arconic Corporation, Commonwealth Rolled Products, Inc., Kaiser Aluminum Corporation, Novelis Inc., Speira GmbH and Tri-Arrows Aluminum Inc. Our key competitors in our Aerospace & Transportation operating segment are Arconic Corporation, AMAG Austria Metall AG, Commonwealth Rolled Products, Inc., Kaiser Aluminum Corporation, Novelis Inc. and Universal Alloy Corporation. Our key competitors in our Automotive Structures & Industry operating segment are Benteler International AG, Gestamp Automoción, S.A., Magna International Inc., Martinrea International Inc., Metra Aluminum Inc., Nemak, S.A.B. de C.V., Norsk Hydro ASA, Otto Fuchs KG, Sankyo Tateyama, Inc. and UACJ Automotive Whitehall Industries, Inc.
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
Research and Development (“R&D”)
We believe that our research and development capabilities coupled with our integrated, longstanding customer relationships create a distinctive competitive advantage versus our competition. Our three R&D centers are based in Voreppe, France, Plymouth, Michigan and Brunel University, London, United Kingdom.
We invested €52 million, €48 million and €39 million in R&D in the years ended December 31, 2023, 2022 and 2021, respectively.
C-TEC, our R&D center based in Voreppe, France provides services and support to all of our facilities, focusing on product and process development, providing technical assistance to our plants and working with our customers to develop new products. In developing new products, we focus on increased performance that aims to lower the total cost of ownership for the end users of our products, for example, by developing materials that decrease maintenance costs of aircraft or increase fuel efficiency in cars. At the Voreppe facility, we also work on the development, improvement, and testing of processes used in our plants such as melting, casting, rolling, extruding, finishing and recycling. In addition, we develop and test technologies used by our customers, such as friction stir welding, and provide technological support to our customers.
Our R&D center in the U.S. located in Plymouth, Michigan provides support primarily to our North American automotive customers by addressing specific market requirements related to our aluminium based lightweighting solutions.
Additionally, in the Constellium University Technology Center at Brunel University London, United Kingdom, a dedicated team of R&D engineers and project managers translate technology from the lab to new customer programs and to our plants for production. The facility features industrial scale casting and extrusion equipment, forming technology and extensive joining methods, enabling us to leverage our proprietary alloys and strong manufacturing innovation capabilities to develop engineered solutions adapted to customer needs, and accelerate time to market.

As of December 31, 2023, C-TEC, our main R&D center located in Voreppe, France and its hub in Plymouth, Michigan, employed 335 people, approximately 75% of whom were scientists and technicians. Our R&D center in Brunel, England, employed 50 Constellium scientists and technicians, in addition to 19 PhD studentships and postdoctoral research fellows from Brunel University and other academic partners.
Trademarks, Patents, Licenses and IT
We actively review intellectual property arising from our operations and our research and development activities and, when appropriate, apply for patents in the appropriate jurisdictions. We currently hold more than 250 active patent families and regularly apply for new ones. While these patents and patent applications are important to the business on an aggregate basis, we do not believe any single patent family or patent application is critical to the business.
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
Insurance
We have implemented a corporate-wide insurance program consisting of both master policies with worldwide coverage and local policies where required by applicable regulations. Our insurance coverage includes: (i) property damage and business interruption; (ii) general liability including operation, professional, product and environment liability; (iii) aviation product liability; (iv) marine cargo (transport); (v) business travel and personal accident; (vi) construction all risk; (vii) automobile liability; (viii) trade credit; (ix) cyber risk; (x) workers’ compensation in the U.S.; and (xi) other specific coverages for executive and special risks.
We believe that our insurance coverage terms and conditions are customary for a business such as Constellium and are sufficient to protect us against catastrophic losses.
We also purchase and maintain insurance on behalf of our directors and officers.
Governmental Regulations and Environmental, Health and Safety Matters
Our operations are subject to a number of international, national, state and local regulations relating to the protection of the environment and to workplace health and safety. Our operations involve the use, handling, storage, transportation and disposal of hazardous substances, and accordingly we are subject to extensive laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. In addition, prior operations at certain of our properties have resulted in contamination of soil and groundwater which we are required to investigate and remediate pursuant to applicable environmental, health and safety (“EHS”) laws and regulations. Environmental compliance at our key facilities is supervised by the Direction Régionale de l’Environnement de l’Aménagement et du Logement in France, the Umweltbundesamt in Germany, the Service de la Protection de l’Environnement du Canton du Valais in Switzerland, the United States Environmental Protection Agency, the West Virginia Department of Environmental Protection, the Alabama Department of Environmental Management, the Kentucky Department for Environmental Protection, Georgia Environmental Protection Division and Michigan Department of Environment, Great Lakes and Energy in the United States, the Regional Authority of the Usti Region in the Czech Republic, the Slovenká Insvpekcia zvivotného prostredia in Slovakia, Secretaria de Medio Ambiente y Recursos Naturales in Mexico, the Environmental Monitoring Agency in China, Consellería de Medioambiente, Territorio y Vivienda in Spain and Enforcement Branch Ontario region in Canada. Violations of EHS laws and regulations, and remediation obligations arising under such laws and regulations, may result in restrictions being imposed on our operating activities as well as fines, penalties, damages or other costs. Accordingly, we have implemented EHS policies and procedures to protect the environment and ensure compliance with these laws, and we incorporate EHS considerations into our planning for new projects. We perform regular risk assessments and EHS reviews. We closely and systematically monitor and manage situations of noncompliance with EHS laws and regulations and cooperate with authorities to redress any noncompliance issues. We believe that we have made adequate reserves with respect to our remediation and compliance obligations. Nevertheless, new regulations or other unforeseen increases in the number of our non-compliant situations may impose costs on us that may have a material adverse effect on our financial condition, results of operations or liquidity.

Our operations also result in the emission of substantial quantities of carbon dioxide, a greenhouse gas that is regulated under the EU’s Emissions Trading System (“ETS”) and under the EU's recent Carbon Border Adjustment Mechanism (“CBAM”). Although compliance with ETS and CBAM to date has not resulted in material costs to our business, compliance with these and any further new requirements, increased energy costs due to ETS requirements imposed on our energy suppliers, and future costs of CBAM certificates incurred on CBAM goods imported into the EU by us or our suppliers starting from January 1, 2026, could have a material adverse effect on our business, financial condition or results of operations. We may also be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities.
E.U. Directive 2010/75 titled “Industrial Emissions” regulates some of our European activities such as recycling or melting/casting. The revision of the 2026 the Best Available Techniques Reference of Non Ferrous Metals, which became effective in 2020 under this directive, defines associated emission limits for these activities. Staying in compliance with the law requires significant expenditures to tune our processes or implement abatement installations. Similarly, other applicable regulations under this same directive such as, the Best Available Techniques Reference of Surface Treatment of Metals and Plastics, are currently under revision and may impact our facilities in the future. In the U.S., the Environmental Protection Agency decreased the amount of allowable particulate matter, or PM 2.5, permitted in the ambient air by revising the National Ambient Air Quality Standards (NAAQS) in February 2024. This could impact the ability to expand our equipment and may require additional investments. These and any other similar regulations applicable to us in the countries where we operate, could have an adverse impact on our business and financial condition.
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
We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate close down and environmental remediation costs provisions at December 31, 2023 were €86 million. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.
We have incurred, and in the future will continue to incur, operating expenses related to environmental compliance. As part of our general capital expenditure plan, we expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts as energy consumption, air emissions, water releases, and waste streams optimization.
Litigation and Legal Proceedings
The Company is involved, and may become involved, in various lawsuits, claims and proceedings relating to customer claims, product liability, employee and retiree benefit matters, and other commercial matters. The Company records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised are or can be highly complex and subject to significant uncertainties and amounts claimed are and can be substantial. As a result, the probability of loss and an estimation of damages are and can be difficult to ascertain. From time to time, asbestos-related claims are also filed against us, relating to historic asbestos exposure in our production process. We have made reserves for potential occupational disease claims for a total of €8 million as of December 31, 2023. It is not anticipated that any of our currently pending litigation and proceedings will have a material effect on the future results of the Company.

C.	Organizational Structure
The following diagram reflects our simplified corporate legal entity structure as of March 15, 2024. Percentages reflect ownership interest where ownership interest is less than 100%. The country listed for each legal entity below depicts such entity’s jurisdiction of incorporation.

Constellium SE (France)
Constellium International (France)
Constellium France Holdco (France)
Constellium Valais SA (Switzerland)
Constellium Extrusions Decin s.r.o (Czech Republic)
Constellium Germany Holdco GmbH & Co. KG (Germany)
Constellium Switzerland AG (Switzerland)
90%
10%
Constellium Deutschland GmbH (Germany)
C-TEC Constellium Technology Center (France)
Constellium Neuf Brisach (France)
Constellium Issoire (France)
Constellium Finance (France)
Constellium Singen GmbH (Germany)
99.99% (general partner)
Constellium Rolled Products Singen GmbH & Co. KG (Germany)
Engineered Products International SAS (France)
Constellium US Holdings I, LLC (USA)
26.96%
73.04%
Constellium US Intermediate Holdings LLC (USA)
Constellium Rolled Products Ravenswood, LLC (USA)
Constellium Automotive USA, LLC (USA)
Constellium Holdings Muscle Shoals LLC (USA)
Constellium Bowling Green LLC (USA)
Constellium Muscle Shoals LLC (USA)
Constellium Metal Procurement LLC (USA)
Constellium Muscle Shoals Funding II LLC (USA)
Constellium Muscle Shoals Funding III LLC (USA)

D.	Property, Plants and Equipment
At December 31, 2023, we operated 25 manufacturing facilities serving both global and local customers and three R&D centers, two in Europe and one in the United States. Among our production sites, we have eight major facilities (Muscle Shoals, Alabama, Bowling Green, Kentucky, Neuf-Brisach, France, Issoire, France, Ravenswood, West Virginia, Singen, Germany, Déčín, Czech Republic and Sierre, Switzerland) catering to the needs of our Packaging & Automotive Rolled Products, Aerospace & Transportation and Automotive Structures & Industry operating segments:
•The Muscle Shoals, Alabama facility is an integrated recycling, casting, rolling and finishing plant. It operates one of the largest and most efficient can reclamation facilities in the world. In addition, the facility utilizes multi-station electromagnetic casting, houses the widest hot line in North America and has one of the fastest can end stock coating line in the world. Production capabilities include body stock, tab stock, and end stock. In addition, we are producing cold coils for ABS. The capital expenditures invested in the facility were €172 million in the three-year period ended December 31, 2023.
•The Bowling Green, Kentucky facility is a fully integrated finishing line comprising of edge trimming, degreasing, thermal treatment, surface treatment, electrostatic oiling, and a continuous inspection system. The plant supplies advanced alloyed products for a variety of automotive applications, including structural components, inner closures and outer panels. The capital expenditures invested in the facility were €7 million in the three-year period ended December 31, 2023.
•The Neuf-Brisach, France plant is an integrated recycling, casting, rolling and finishing facility. The plant is one of the biggest recyclers of aluminium in Europe, capable of producing sheets for the beverage and food can industries, with high levels of recycled content. With its state-of-the-art automotive finishing capabilities, the plant is well positioned as a major supplier of aluminium ABS. The plant also enjoys a strong position in heat exchanger material for the automotive market. In 2023, we continued to invest in the construction of our recycling and casting capacity in Neuf Brisach, France. The capital expenditures invested in the facility were €157 million in the three-year period ended December 31, 2023.
•The Singen, Germany rolling and extrusions plant has capabilities to make sheet and extruded products for the automotive, packaging, rail and other markets. The rolling operations are an integrated producer of aluminium sheet products for specialty and automotive end-markets. The extrusion operations have one of the largest extrusion presses in Europe and advanced extrusion presses that support the demand for automotive extrusions. The capital expenditures invested in the facility were €107 million in the three-year period ended December 31, 2023.
•The Issoire, France facility is one of the world’s two leading integrated aerospace plate mills based on volume. The plant operates two Airware® industrial casthouses and currently uses recycling capabilities to take back scrap along the entire fabrication chain. Issoire also produces high-technology materials for the space market. Issoire operates as an integrated platform with Ravenswood, West Virginia and Sierre, Switzerland, providing a significant competitive advantage for us as a global supplier to the aerospace industry. Issoire also produces sheet and plate products for the transportation, industry and defense markets with significant capabilities. The capital expenditures invested in the facility were €108 million in the three-year period ended December 31, 2023.
•The Ravenswood, West Virginia facility is an integrated plant which has significant capability to produce plate and sheet products for the aerospace, transportation, industry and defense markets. The facility has stretchers and wide-coil capabilities that make it one of the few facilities in the world capable of producing plates of a size needed for the largest commercial aircraft. The capital expenditures invested in the facility were €91 million in the three-year period ended December 31, 2023.
•The Sierre, Switzerland facility is dedicated to precision plates for general engineering, aerospace plates and slabs and is a leading supplier of extruded products for high-speed train railway manufacturers and a wide range of applications. The Sierre facility includes the Chippis casthouse that has the capacity to produce non-standard billets for a wide range of extrusions and the Steg casthouse that produces automotive, general engineering and aerospace slabs. Its qualification to produce aerospace grade slabs and plate products increases the flexibility of our aerospace capabilities. The capital expenditures invested in the facility were €47 million in the three-year period ended December 31, 2023.

•The Děčín, Czech Republic facility is a large integrated extrusion facility, mainly focusing on hard alloy extrusions for automotive and industrial applications, with significant recycling capabilities. It is located near the German border, strategically positioning it to supply the German, Czech and French Tier 1 suppliers and OEMs. Its integrated casthouse allows it to offer high value-add customized hard alloys to our customers. The capital expenditures invested in the facility were €19 million in the three-year period ended December 31, 2023.
Our manufacturing facilities as of December 31, 2023 are listed below by operating segment:

Location	Country	Owned/ Leased
Packaging & Automotive Rolled Products
Biesheim, Neuf-Brisach	France	Owned
Singen	Germany	Owned
Muscle Shoals, AL	United States	Owned
Bowling Green, KY	United States	Owned

Aerospace & Transportation
Issoire	France	Owned
Montreuil-Juigné	France	Owned
Ravenswood, WV	United States	Owned
Steg	Switzerland	Owned
Sierre	Switzerland	Owned

Automotive Structures & Industry
Lakeshore, Ontario (JV)(1)	Canada	Leased
Changchun, Jilin Province (JV)(2)	China	Leased
Nanjing	China	Leased
Děčín	Czech Republic	Leased / Owned
Nuits-Saint-Georges	France	Owned
Neckarsulm	Germany	Owned
Gottmadingen	Germany	Leased
Singen	Germany	Leased / Owned
San Luis Potosi	Mexico	Leased
Levice	Slovakia	Leased / Owned
Zilina	Slovakia	Leased
Vigo	Spain	Leased
Chippis	Switzerland	Owned
Sierre	Switzerland	Owned
Van Buren, MI	United States	Leased
White, GA	United States	Leased
(1)Astrex Inc. is a Constellium joint venture with Can Art Aluminium Extrusions Inc.
(2)Constellium Engley (Changchun) Automotive Structures Co Ltd is a Constellium joint venture with Changchun Engley Auto Parts Co. Ltd.

The production capacity for our main plants as of December 31, 2023 is listed below. In 2023, the estimated utilization rate for these plants ranged from 59% to 95%.

Plant	Capacity
Muscle Shoals	500-550 kt
Bowling Green	100 kt
Neuf-Brisach	450 kt
Singen	300-320 kt
Issoire	110 kt
Ravenswood	175 kt
Sierre	70-75 kt
Děčín	100 kt
Production capacity is an estimate based on a theoretical output capacity assuming the plant operates with currently operating equipment and current staffing levels and product mix.
For information concerning the material plans to construct, expand or improve facilities, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following discussion and analysis is based principally on our audited Consolidated Financial Statements as of December 31, 2023 and 2022, and for the three years in the period ended December 31, 2023 included elsewhere in this Annual Report, and is provided to supplement the audited Consolidated Financial Statements and the related notes to help provide an understanding of our financial condition, changes in financial condition, results of our operations, and liquidity. The following discussion is to be read in conjunction with our audited Consolidated Financial Statements and the notes thereto, which are included elsewhere in this Annual Report.
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
Overview
We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. As of December 31, 2023, we had approximately 12,000 employees, 25 production facilities, 3 R&D centers and 3 administrative centers.
We serve a diverse set of customers across a broad range of end-markets with different product needs, specifications and requirements. As a result, we have organized our business into three segments to better serve our customer base:
•Our Packaging & Automotive Rolled Products segment produces aluminium sheet and coils, which primarily includes beverage and food canstock, closure stock, foilstock and automotive rolled products.
•Our Aerospace & Transportation segment produces technologically advanced aluminium products, including plate, sheet and other fabricated products with applications across the aerospace, defense, transportation and industrial sectors.
•Our Automotive Structures & Industry segment produces technologically advanced structures for the automotive industry (including crash-management systems, body structures, side impact beams and battery enclosures), soft and hard alloy extrusions and large extruded profiles for automotive, rail, energy, building and industrial applications.

For the year ended December 31, 2023, our segments represented the following percentages of total Revenue and total Adjusted EBITDA:

	Year ended December 31, 2023
(as a % of total)	Revenue	Adjusted EBITDA
P&ARP	54%	40%
A&T	24%	45%
AS&I	23%	19%
Holdings and Corporate	—%	(4)%
Total	100%	100%
Discontinued Operations and Disposals
On February 2, 2023, the Group disposed of its interest in its subsidiary Constellium Ussel S.A.S. The Group received cash consideration of €1.6 million for net assets at the date of disposal of €5.9 million. The disposal of Constellium Ussel S.A.S., after transaction costs, generated a €5 million loss and the proceeds net of cash disposed amounted to €0.3 million.
On September 29, 2023, the Group disposed of its interest in its subsidiary Constellium Extrusions Deutschland GmbH ("CED"), which was classified as held for sale in the June 30, 2023 Consolidated Financial Statements. The Group received cash consideration of €50 million for net assets at the date of disposal of €12 million. The disposal of CED generated a €36 million gain net of transaction costs and the proceeds net of cash disposed amounted to €47 million.
Management Review of 2023 and Outlook
Review
Constellium delivered strong results in 2023 despite significant inflationary pressures and demand headwinds in several end-markets. Shipments were down 5% at 1.5 million metric tons. We reported revenue of €7.2 billion and net income of €129 million. We achieved €713 million of Adjusted EBITDA, record Adjusted EBITDA in our A&T segment and generated strong cash flows from operating activities.
Outlook
Looking forward to 2024, Constellium expects aerospace demand to remain strong as the post-pandemic recovery continues. In packaging, demand has stabilized in recent quarters and we are expecting modest growth versus last year. In automotive, despite some demand deceleration in the second half of 2023, we expect demand to remain healthy this year. We continue to experience weakness in most industrial markets to start the year.
We are expecting inflationary cost pressures to continue throughout 2024, though at a lower rate than the last two years. We are confident in our ability to continue to offset a substantial portion of the impact with improved pricing and our relentless focus on cost control, as we have demonstrated in the past.
To prepare for our long-term growth, we continue to invest more than we have in the past in activities where we see the most attractive returns, including additional recycling and casting capacity. Our products are at the core of the circular economy of tomorrow. While uncertainties persist on the macroeconomic and geopolitical fronts, we believe our end-market positioning is strong and we are optimistic about our prospects for 2024 and beyond.
Key Factors Influencing Constellium’s Financial Condition and Results from Operations
Russian War on Ukraine
Although we do not have operations in Russia or Ukraine, the conflict and the related sanctions imposed thus far on Russian institutions, companies and individuals continue to generate volatility and disruption in the global economy, including issues with supply chains and fluctuating commodity and energy prices. It remains difficult to predict the length and impact of this crisis on the global economy and on the price and availability of metal and energy. We continue to monitor the situation and to develop contingency plans and counter-measures as necessary to address adverse effects or disruptions to our operations as they arise.

Economic Conditions and Markets
We are directly impacted by the economic conditions that affect our customers and the markets in which they operate. General economic conditions such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, interest rates, exchange rates and currency devaluation or revaluation influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and prices that can be charged. We attempt to respond to the variability of economic conditions through the terms of our contracts with our customers and cost control.
In addition, although a number of our end-markets are cyclical in nature, we believe that the diversity of our portfolio and the secular growth trends we are experiencing in many of our end-markets will help the Company weather these economic cycles. In each of our three core end-markets of packaging, aerospace and automotive:
•Historically, can packaging has not been highly correlated to the general economic cycle. We believe can sheet has an attractive long-term growth outlook due to increased consumer preference for cans as a package and the sustainable attributes of aluminium.
•While aerospace demand had been adversely impacted following the COVID crisis, it has experienced a sharp recovery in the recent periods. We continue to believe the longer-term trends including increasing passenger traffic and fleet replacements with newer and more fuel efficient aircraft, along with new military and space programs support a positive long-term demand trend.
•The automotive markets were impacted globally by supply chain disruptions in recent years. However, longer term demand for aluminium has been increasing in recent years triggered by a lightweighting trend for new car models, which increases fuel efficiency, reduces emissions and increases vehicle safety. We expect this to continue and be enhanced by increased demand for electric vehicles.
Aluminium Consumption
The aluminium industry is cyclical and is affected by global economic conditions, industry competition and product development. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, automotive and aerospace given its lightweight, high strength-to-weight ratio, corrosion resistance and infinite recyclability. Due to these qualities, the penetration of aluminium in a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors globally, that include growing populations, greater purchasing power and increasing focus on sustainability and environmental issues.
Aluminium Prices
Raw materials and consumables, where aluminium is the largest component by a wide margin, represented 69%, 74% and 71% of our cost of sales in the years ended December 31, 2023, 2022 and 2021, respectively. Aluminium prices are determined by worldwide forces of supply and demand and are volatile. We operate a pass–through business model and therefore, to the extent possible, avoid taking aluminium price risk. In case of significant sustained increases in the price of aluminium, the demand for our products may be affected over time.
The price we pay for aluminium includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums have been volatile in recent years. Like LME prices, we seek to pass through this regional premium price risk to our customers or to hedge it in the financial markets. However, in certain instances, we are not able to fully pass through or hedge this cost.
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
The average LME transaction price, Rotterdam Premium and Midwest Premium per ton of primary aluminium in the years ended December 31, 2023, 2022 and 2021 are presented below.

	Year ended December 31,			Percent changes

(Euros per ton)	2023	2022	2021	2023 vs 2022	2022 vs 2021

Average LME transaction price	2,081	2,560	2,099	(19)%	22%
Average Rotterdam Premium (ECDP)	256	445	231	(42)%	93%
Average all-in aluminium price Europe	2,337	3,005	2,330	(22)%	29%

Average LME transaction price	2,081	2,560	2,099	(19)%	22%
Average Midwest Premium	471	622	491	(24)%	27%
Average all-in aluminium price U.S.	2,552	3,182	2,590	(20)%	23%
Product Price and Margin
Our products are typically priced based on three components: (i) the LME price, (ii) a regional premium and (iii) a conversion margin.
Our risk management practices aim to reduce, but do not entirely eliminate, our exposure to changing primary aluminium and regional premium prices. Moreover, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes. We do not apply hedge accounting for the derivative instruments we entered into in order to hedge our exposure to changes in metal prices and the mark-to-market movements for these instruments are recognized in Other gains and losses—net.
Our results are also impacted by changes in the difference between the prices of primary and scrap aluminium. As we price our products using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to manufacture our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap price is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.
Volumes
The profitability of our businesses is determined, in part, by the volume of tons processed and sold. Increased production volumes will generally result in lower per unit costs. Higher volumes sold will generally result in additional revenue and associated margins.
Personnel Costs
Our operations are labor intensive. Our personnel costs were €1,171 million, €1,110 million and €967 million, and represented 17%, 14% and 17% of our cost of sales, selling and administrative expenses and R&D expenses for the years ended December 31, 2023, 2022, and 2021, respectively. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during the summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity.
Personnel costs generally increase and decrease with the expansion or contraction in production levels of operating facilities. Personnel costs also generally increase in periods of higher inflation.
Energy
Our operations require substantial amounts of energy to run, primarily electricity and natural gas. Energy costs excluding the impact of related hedging (losses) / gains were €263 million, €274 million, €149 million, and represented 4%, 4% and 3% of our cost of sales in the years ended December 31, 2023, 2022 and 2021, respectively.
The direction of energy costs depends on the energy supply demand relationships in the regions we operate in and will likely continue being impacted by the effects of the war in Ukraine and related sanctions. The current geopolitical instability continues to expose us to the risk of energy supply disruptions. In addition, sustainability trends are expected to put upward pressure on energy costs over time. A significant increase in energy costs or disruption of energy supply could have a material adverse effect on financial position, results of operations, and cash flows.

Currency
We are a global company with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, Spain, Mexico, Canada and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the euro, the U.S. dollar and the Swiss franc. As our reporting currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro have a translation impact on our results of operations.
Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. In Europe, a portion of our revenue is denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies.
We engage in hedging activities to attempt to mitigate the effects of foreign currency transactions on our profitability. Notably, where we have multiple-year sales agreements in U.S. dollars by euro-functional currency entities, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in Other gains and losses —net.

Results of Operations

	For the years ended December 31,
(in millions of Euros and as a % of revenue)	2023		2022		2021

Revenue	7,239	100%	8,120	100%	6,152	100%
Cost of sales	(6,529)	90%	(7,448)	92%	(5,488)	89%
Gross profit	710	10%	672	8%	664	11%
Selling and administrative expenses	(302)	4%	(282)	3%	(258)	4%
Research and development expenses	(52)	1%	(48)	1%	(39)	1%
Other gains and losses - net	(19)	—%	(8)	—%	117	2%
Income from operations	337	5%	334	4%	484	8%
Finance costs - net	(141)	2%	(131)	2%	(167)	3%
Income before tax	196	3%	203	3%	317	5%
Income tax (expense) / benefit	(67)	1%	105	1%	(55)	1%
Net income	129	2%	308	4%	262	4%
Shipment volumes (in kt)	1,492	n/a	1,580	n/a	1,571	n/a
Revenue per ton (€ per ton)	4,853	n/a	5,138	n/a	3,916	n/a
Results of Operations for the years ended December 31, 2023 and 2022
Revenue
For the year ended December 31, 2023, revenue decreased by 11% to €7,239 million from €8,120 million for the year ended December 31, 2022. This decrease reflected a decrease in shipments and lower revenue per ton.
For the year ended December 31, 2023, sales volumes decreased by 6% to 1,492 kt from 1,580 kt for the year ended December 31, 2022. This decrease reflected a 5% decrease in volumes for P&ARP, a 2% decrease in volumes for A&T and a 9% decrease in volumes for AS&I. For the year ended December 31, 2023, revenue per ton decreased by 6% to €4,853 from €5,138 for the year ended December 31, 2022.

The following table presents the primary drivers for changes in Revenue:

(in millions of Euros)	Total
Revenue for the year ended December 31, 2022	8,120
Volume	(380)
Price and product mix	617
Metal price	(1,131)
Foreign exchange and other	13
Revenue for the year ended December 31, 2023	7,239
Our revenue is discussed in more detail in the “Segment Results” section.
Cost of Sales
For the year ended December 31, 2023, cost of sales decreased by 12% to €6,529 million from €7,448 million for the year ended December 31, 2022. This decrease in cost of sales was primarily driven by a decrease of €1,048 million, or 19%, in raw materials and consumables used due to lower volumes and lower metal prices, partially offset by an increase of €44 million, or 5%, in labor costs, mainly due to inflation.
Gross Profit
For the year ended December 31, 2023, gross profit increased by 6% to €710 million from €672 million for the year ended December 31, 2022 while gross margin increased to 10% compared to 8%, respectively. This increase in gross profit primarily resulted from an increase in revenue as a result of stronger price and mix, partially offset by higher labor costs mainly due to inflation and adverse non-cash impact of metal price lag.
Selling and Administrative Expenses
For the year ended December 31, 2023, selling and administrative expenses increased by 7% to €302 million from €282 million for the year ended December 31, 2022. The increase reflected primarily a €13 million increase in labor costs and a €3 million increase in lease expenses.
Research and Development Expenses
For the year ended December 31, 2023, research and development expenses increased by €4 million to €52 million from €48 million for the year ended December 31, 2022. This increase reflected primarily an increase in labor costs.
Other Gains and Losses, net

	For the years ended December 31,
(in millions of Euros)	2023	2022

Realized losses on derivatives	(46)	(6)
Unrealized losses on derivatives at fair value through profit and loss—net	(3)	(47)
Unrealized exchange losses from the remeasurement of monetary assets and liabilities—net	(2)	(1)
Restructuring costs	—	(1)
Gains on pension plan amendments	—	47
Gains / (losses) on disposal	29	(4)
Other	3	4
Total other gains and losses, net	(19)	(8)

The following table provides an analysis of the realized and unrealized gains and losses by nature of exposure:

	For the years ended December 31,
(in millions of Euros)	2023	2022

Realized gains on foreign currency derivatives	16	—
Realized losses on commodity derivatives	(62)	(6)
Realized losses on derivatives	(46)	(6)

Unrealized (losses) / gains on foreign currency derivatives	(12)	6
Unrealized gains / (losses) on commodity derivatives	9	(53)
Unrealized losses on derivatives at fair value through profit and loss—net	(3)	(47)
Realized gains or losses relate to financial derivatives used by the Group to hedge underlying commercial and commodity transactions. Realized gains and losses on these derivatives are recognized in Other Gains and Losses, net and are offset by the commercial and commodity transactions accounted for in revenue and cost of sales.
Unrealized gains or losses relate to financial derivatives used by the Group to hedge forecasted commercial and commodity transactions for which hedge accounting is not applied. Unrealized gains or losses on these derivatives are recognized in Other Gains and Losses, net and are intended to offset the change in the value of forecasted transactions which are not yet accounted for.
Changes in realized and unrealized gains or losses on derivatives for the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily reflected the fluctuation in metal prices.
For the year ended December 31, 2023, gains on disposal included a €36 million gain, net of transaction costs related to the sale of Constellium Extrusions Deutschland GmbH, which was completed on September 29, 2023 and a €5 million loss relating to the sale of Constellium Ussel, which was completed on February 2, 2023.
In October 2022, Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 entered into a new three-year collective bargaining agreement. The agreement included changes in OPEB and pension benefits that are accounted for as a plan amendment in the year ended December 31, 2022. The changes resulted in a reduction of the OPEB obligation recorded as a gain from negative past service cost for €49 million and an increase of the pension obligation recorded as an additional past service cost for €2 million.
Finance Costs, net
For the year ended December 31, 2023, finance costs, net increased by €10 million, to €141 million from €131 million for the year ended December 31, 2022. This increase primarily reflected higher interest costs as a result of the increase in interest rates.
Income Tax
For the years ended December 31, 2023 and 2022, income tax was an expense of €67 million and a tax benefit of €105 million, respectively. Our effective tax rate was 34% of our income before income tax compared to a statutory tax rate of 25.8%. Our effective tax rate was higher than the statutory rate, primarily due to the impact of the geographical mix of our pre-tax results and the impact of non-recurring transactions.
For the year ended December 31, 2022, income tax was significantly impacted by the recognition of previously unrecognized deferred tax assets related to one of our main operating entities in the United States, which resulted in a €154 million tax benefit being recorded in the period. Excluding this impact, our effective tax rate was 24% of our income before income tax compared to a statutory tax rate of 25.8%. Our effective tax rate was lower than the statutory rate, primarily due to the favorable impact of the geographical mix of our pre-tax results.
Net Income
As a result of the foregoing factors, we recognized net income of €129 million and net income of €308 million in the years ended December 31, 2023 and 2022, respectively.

Results of Operations for the years ended December 31, 2022 and 2021
Revenue
For the year ended December 31, 2022, revenue increased by 32% to €8,120 million from €6,152 million for the year ended December 31, 2021. This increase reflected stable shipments and higher revenue per ton.
For the year ended December 31, 2022, sales volumes were relatively stable with a 1% increase to 1,580 kt from 1,571 kt for the year ended December 31, 2021. This increase reflected an 8% increase in volumes for A&T, a 2% increase in volumes for AS&I, partially offset by a 1% decrease in volumes for P&ARP. For the year ended December 31, 2022, revenue per ton increased by 31% to €5,138 from €3,916 for the year ended December 31, 2021.
The following table presents the primary drivers for changes in Revenue:

(in millions of Euros)	Total
Revenue for the year ended December 31, 2021	6,152
Volume	73
Price and product mix	654
Metal price	1,158
Foreign exchange and other	83
Revenue for the year ended December 31, 2022	8,120
Our revenue is discussed in more detail in the “Segment Results” section.
Cost of Sales
For the year ended December 31, 2022, cost of sales increased by 36% to €7,448 million from €5,488 million for the year ended December 31, 2021. This increase in cost of sales was primarily driven by an increase of €1,660 million, or 43%, in raw materials and consumables used due to higher metal prices, a €127 million, or 17%, increase in labor costs and a €124 million, or 84%, increase in energy costs.
Gross Profit
For the year ended December 31, 2022, gross profit increased by 1% to €672 million from €664 million for the year ended December 31, 2021 while gross margin decreased to 8% compared to 11%, respectively. This increase in gross profit primarily resulted from an increase in revenue as a result of stronger price and mix, largely offset by higher metal costs, higher labor costs, higher energy prices and adverse non-cash impact of metal price lag.
Selling and Administrative Expenses
For the year ended December 31, 2022, selling and administrative expenses increased by 9% to €282 million from €258 million for the year ended December 31, 2021. This increase reflected primarily a €12 million increase in labor costs and an €8 million increase in professional fees.
Research and Development Expenses
For the year ended December 31, 2022, research and development expenses increased by €9 million to €48 million from €39 million for the year ended December 31, 2021. The increase reflected mainly an increase in labor costs.

Other Gains and Losses, net

	For the years ended December 31,
(in millions of Euros)	2022	2021

Realized (losses) / gains on derivatives	(6)	113
Unrealized (losses) / gains on derivatives at fair value through profit and loss—net	(47)	39
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities—net	(1)	1
Restructuring costs	(1)	(3)
Gains / (losses) on pension plan amendments	47	(32)
Losses on disposal	(4)	(3)
Other	4	2
Total other gains and losses, net	(8)	117
The following table provides an analysis of the realized and unrealized gains and losses by nature of exposure:

	For the years ended December 31,
(in millions of Euros)	2022	2021

Realized gains on foreign currency derivatives	—	1
Realized (losses) / gains on commodity derivatives	(6)	112
Realized (losses) / gains on derivatives	(6)	113

Unrealized gains on foreign currency derivatives	6	15
Unrealized (losses) / gains on commodity derivatives	(53)	24
Unrealized (losses) / gains on derivatives at fair value through profit and loss—net	(47)	39
Realized gains or losses relate to financial derivatives used by the Group to hedge underlying commercial and commodity transactions. Realized gains and losses on these derivatives are recognized in Other Gains and Losses, net and are offset by the commercial and commodity transactions accounted for in revenue and cost of sales.
Unrealized gains or losses relate to financial derivatives used by the Group to hedge forecasted commercial and commodity transactions for which hedge accounting is not applied. Unrealized gains or losses on these derivatives are recognized in Other Gains and Losses, net and are intended to offset the change in the value of forecasted transactions which are not yet accounted for.
Changes in realized and unrealized gains or losses on derivatives for the year ended December 31, 2022 as compared to the year ended December 31, 2021 primarily reflected the fluctuation in metal prices.
For the year ended December 31, 2022, restructuring costs were €1 million. For the year ended December 31, 2021, restructuring costs were €3 million and were primarily related to restructuring plans in the U.S. and in Europe in our A&T segment.
In October 2022, Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 entered into a new three-year collective bargaining agreement. The agreement included changes in OPEB and pension benefits that are accounted for as a plan amendment in the year ended December 31, 2022. The changes resulted in a reduction of the OPEB obligation recorded as a gain from negative past service cost for €49 million and an increase of the pension obligation recorded as an additional past service cost for €2 million. In 2021, the Group recognized a loss of €31 million from past service cost following an adverse decision of the Fourth Circuit Court of Appeals in the dispute between Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 over the transfer of certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan to a third-party health network.

Finance Costs, net
For the year ended December 31, 2022, finance costs, net decreased by €36 million, to €131 million from €167 million for the year ended December 31, 2021. This decrease primarily reflected one-time costs incurred in 2021, which included €15 million of redemption fees and a €12 million write-off of unamortized debt issuance costs relating to the refinancing of our Senior Notes in February and June 2021 and partial repayment in November 2021 as well as lower interest costs in 2022.
Income Tax
For the years ended December 31, 2022 and 2021, income tax was a benefit of €105 million and an expense of €55 million, respectively.
For the year ended December 31, 2022, income tax was significantly impacted by the recognition of previously unrecognized deferred tax assets related to one of our main operating entities in the United States, which resulted in a €154 million tax benefit being recorded in the period. Excluding this impact, our effective tax rate was 24% of our income before income tax compared to a statutory tax rate of 25.8%. Our effective tax rate was lower than the statutory rate, primarily due to the favorable impact of the geographical mix of our pre-tax results.
For the year ended December 31, 2021, our effective tax rate was 17% of our income before income tax compared to a statutory rate of 28.4%. Our effective tax rate was lower than the statutory rate, primarily due to the favorable impact from the use of previously unrecognized deferred tax assets and the geographical mix of our pre-tax results.
The statutory tax rate decreased to 25.8% in the year ended December 31, 2022 from 28.4% in the year ended December 31, 2021 as a result of changes in the applicable tax rates in France.
Net Income
As a result of the foregoing factors, we recognized net income of €308 million and net income of €262 million in the years ended December 31, 2022 and 2021, respectively.
Segment Results
Segment Revenue
The following table sets forth the revenue for our operating segments for the periods presented:

	For the years ended December 31,
(in millions of Euros and as a % of revenue)	2023		2022		2021

P&ARP	3,898	54%	4,664	57%	3,698	60%
A&T	1,728	24%	1,700	21%	1,142	18%
AS&I	1,630	23%	1,861	22%	1,383	22%
Holdings and Corporate	19	—%	—	—%	—	—%
Inter-segment eliminations	(36)	n.m.	(105)	n.m.	(71)	n.m.
Total revenue	7,239	100%	8,120	100%	6,152	100%
n.m. not meaningful
P&ARP
For the year ended December 31, 2023, revenue in our P&ARP segment decreased 16% to €3,898 million from €4,664 million for the year ended December 31, 2022, reflecting lower shipments and lower revenue per ton. P&ARP shipments were down 5% or 59 kt, due to lower shipments in packaging and specialty and other thin-rolled products, partially offset by higher shipments in automotive rolled products. For the year ended December 31, 2023, revenue per ton decreased by 12% to €3,784 per ton from €4,281 per ton for the year ended December 31, 2022, primarily driven by lower metal prices, partially offset by improved price and mix.

For the year ended December 31, 2022, revenue in our P&ARP segment increased 26% to €4,664 million from €3,698 million for the year ended December 31, 2021, reflecting higher revenue per ton partially offset by lower shipments. P&ARP shipments were down 1% or 15 kt, due to lower shipments in packaging and specialty and other thin-rolled products, largely offset by higher shipments in automotive rolled products. For the year ended December 31, 2022, revenue per ton increased by 28% to €4,281 per ton from €3,350 per ton for the year ended December 31, 2021, primarily driven by higher metal prices and improved price and mix.
A&T
For the year ended December 31, 2023, revenue in our A&T segment increased 2% to €1,728 million from €1,700 million for the year ended December 31, 2022, reflecting higher revenue per ton, partially offset by lower shipments. A&T shipments were down 2%, or 4 kt, reflecting lower volumes of transportation, industry, defense and other rolled products, largely offset by higher aerospace rolled product shipments. For the year ended December 31, 2023, revenue per ton increased by 4% to €7,901 per ton from €7,619 per ton for the year ended December 31, 2022, primarily reflecting a more favorable mix with higher aerospace product shipments, partially offset by lower metal prices.
For the year ended December 31, 2022, revenue in our A&T segment increased 49% to €1,700 million from €1,142 million for the year ended December 31, 2021, reflecting higher shipments and higher revenue per ton. A&T shipments were up 8%, or 17 kt, reflecting higher aerospace rolled product shipments, partially offset by lower volumes of transportation, industry, defense and other rolled products. For the year ended December 31, 2022, revenue per ton increased by 37% to €7,619 per ton from €5,548 per ton for the year ended December 31, 2021, primarily reflecting a more favorable mix with higher aerospace product shipments, higher metal prices and a favorable impact from foreign exchange.
AS&I
For the year ended December 31, 2023, revenue in our AS&I segment decreased 12% to €1,630 million from €1,861 million for the year ended December 31, 2022, reflecting lower shipments and lower revenue per ton. AS&I shipments were down 9%, or 25 kt, on lower shipments of other extruded products, partially offset by higher shipments of automotive extruded products. In 2023, volumes were impacted by the sale of CED for 11 kt. For the year ended December 31, 2023, revenue per ton decreased by 3% to €6,707 per ton from €6,947 per ton for the year ended December 31, 2022, primarily reflecting lower metal prices, partially offset by a more favorable mix with higher automotive extruded products.
For the year ended December 31, 2022, revenue in our AS&I segment increased 35% to €1,861 million from €1,383 million for the year ended December 31, 2021, reflecting higher shipments and higher revenue per ton. AS&I shipments were up 2%, or 7 kt, on higher shipments of automotive and other extruded products. For the year ended December 31, 2022, revenue per ton increased by 31% to €6,947 per ton from €5,292 per ton for the year ended December 31, 2021, primarily reflecting a more favorable mix with higher automotive extruded products and higher metal prices.
Holdings and Corporate
For the year ended December 31, 2023, revenue in our Holdings and Corporate segment included sales from metal supply to third parties.

Adjusted EBITDA
The following table sets forth the Adjusted EBITDA for our operating segments for the periods presented:

	For the years ended December 31,
	2023			2022			2021
(in millions of Euros and as a %)			% of revenue			% of revenue			% of revenue

P&ARP	283	40%	7%	326	48%	7%	344	59%	9%
A&T	324	45%	19%	217	32%	13%	111	19%	10%
AS&I	133	19%	8%	149	22%	8%	142	24%	10%
Holdings and Corporate	(27)	(4)%	n.m.	(19)	(3)%	n.m.	(16)	(3)%	n.m.
Adjusted EBITDA	713	100%	10%	673	100%	8%	581	100%	9%
n.m. not meaningful
Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.
In considering the financial performance of the business, we analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. Our Chief Operating Decision Maker measures the profitability and financial performance of our operating segments based on Adjusted EBITDA.
Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag (as defined hereafter), share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.
We believe Adjusted EBITDA, as defined above, is useful to investors as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.
Adjusted EBITDA has limitations as an analytical tool. It is not a measure defined by IFRS and therefore does not purport to be an alternative to operating profit or net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies.
As a result, you should not consider Adjusted EBITDA in isolation from, or as a substitute analysis for, our results prepared in accordance with IFRS.

The following table reconciles our net income to our Adjusted EBITDA:

	For the years ended December 31,
(in millions of Euros)	2023	2022	2021

Net income	129	308	262
Income tax expense / (benefit)	67	(105)	55
Finance costs, net	141	131	167
Depreciation and amortization	294	287	267
Restructuring costs	—	1	3
Unrealized losses / (gains) on derivatives	3	46	(35)
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities – net	2	1	(1)
(Gains) / losses on pension plan amendments (a)	—	(47)	32
Share-based compensation	20	18	15
(Gains) / losses on disposals (b)	(29)	4	3
Metal price lag (c)	86	29	(187)
Adjusted EBITDA	713	673	581
_______________
(a)In the year ended December 31, 2022 the Group recognized a net gain of €47 million from past service cost as a result from a new 3-year collective bargaining agreement between Constellium Rolled Products Ravenswood and the United Steelworkers Local Union 5668 entered in October 2022. The agreement resulted in changes in OPEB and pension benefits that were accounted for as a plan amendment in the year ended December 31, 2022.
In the year ended December 31, 2021, the Group recognized a loss of €31 million from past service cost following an adverse decision of the Fourth Circuit Court in the dispute between Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 over the transfer of certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan to a third-party health network.
(b)In the year ended December 31, 2023, gains and losses on disposals net of transaction costs included a €5 million loss related to the sale of Constellium Ussel S.A.S. completed on February 2, 2023 and a €36 million gain related to the sale of Constellium Extrusions Deutschland GmbH completed on September 29, 2023.
(c)Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium's Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on a standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.

The following table presents the primary drivers for changes in Adjusted EBITDA for each one of our three segments:

(in millions of Euros)	P&ARP	A&T	AS&I

Adjusted EBITDA for the year ended December 31, 2021	344	111	142
Volume	(11)	28	10
Price and product mix	94	182	74
Costs	(123)	(111)	(79)
Foreign exchange and other	22	7	2
Adjusted EBITDA for the year ended December 31, 2022	326	217	149
Volume	(38)	(9)	(27)
Price and product mix	160	231	63
Costs	(158)	(113)	(49)
Foreign exchange and other	(7)	(2)	(3)
Adjusted EBITDA for the year ended December 31, 2023	283	324	133
P&ARP
For the year ended December 31, 2023, Adjusted EBITDA in our P&ARP segment decreased 13% to €283 million from €326 million for the year ended December 31, 2022, as a result of lower shipments, higher operating costs mainly due to operating challenges at our Muscle Shoals facility, inflation and unfavorable metal costs, partially offset by improved price and mix. For the year ended December 31, 2023, Adjusted EBITDA per metric ton decreased by 8% to €274 from €299 for the year ended December 31, 2022.
For the year ended December 31, 2022, Adjusted EBITDA in our P&ARP segment decreased 5% to €326 million from €344 million for the year ended December 31, 2021, with higher operating costs mainly due to inflation and operating challenges at our Muscle Shoals facility which resulted in higher maintenance costs and slightly lower volumes, partially offset by improved price and mix, favorable metal costs and favorable foreign exchange translation. For the year ended December 31, 2022, Adjusted EBITDA per metric ton decreased by 4% to €299 from €312 for the year ended December 31, 2021.
A&T
For the year ended December 31, 2023, Adjusted EBITDA in our A&T segment increased 50% to €324 million from €217 million for the year ended December 31, 2022, primarily as a result of improved price and mix, partially offset by higher operating costs mainly due to inflation and increased activity levels. For the year ended December 31, 2023, Adjusted EBITDA per metric ton increased by 51% to €1,475 from €976 for the year ended December 31, 2022.
For the year ended December 31, 2022, Adjusted EBITDA in our A&T segment increased 96% to €217 million from €111 million for the year ended December 31, 2021, primarily as a result of improved price and mix, higher shipments and favorable foreign exchange translation, partially offset by higher operating costs due to inflation and costs associated with the production ramp-up in aerospace. The year ended December 31, 2022 included €18 million in customer payments related to contractual volume commitments. For the year ended December 31, 2022, Adjusted EBITDA per metric ton increased by 81% to €976 from €539 for the year ended December 31, 2021.
AS&I
For the year ended December 31, 2023, Adjusted EBITDA in our AS&I segment decreased 11% to €133 million from €149 million for the year ended December 31, 2022, primarily as a result of lower shipments and higher operating costs mainly due to inflation, partially offset by improved price and mix. For the year ended December 31, 2023, Adjusted EBITDA per metric ton decreased 2% to €545 per ton from €557 per ton for the year ended December 31, 2022.
For the year ended December 31, 2022, Adjusted EBITDA in our AS&I segment increased 5% to €149 million from €142 million for the year ended December 31, 2021, primarily as a result of improved price and mix and higher shipments, partially offset by higher operating costs mainly due to inflation. For the year ended December 31, 2022, Adjusted EBITDA per metric ton increased 2% to €557 per ton from €545 per ton for the year ended December 31, 2021.
Holdings & Corporate
Adjusted EBITDA results for our Holdings and Corporate segment were a loss of €27 million, €19 million and €16 million for the years ended December 31, 2023, 2022 and 2021, respectively.
Liquidity and capital resources
Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties.
Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash flows from operations, cash on hand, new debt issuances or refinancing of existing debt facilities, and availability under our factoring and revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the short-term and long-term.
It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we generally enter into combinations of forward contracts with financial institutions, selling forward U.S. dollars against euros.
When we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, it is also our policy to enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set.
As the U.S. dollar appreciates against the euro or the LME price for aluminium falls, the derivative contracts related to transactional hedging entered into with financial institution counterparties will have a negative mark-to-market.
In addition, we borrow in a combination of euros and U.S. dollars. When the external currency mix of our debt does not match the mix of our assets, we use a combination of cross-currency interest rate swaps and cross-currency swaps to balance the risk.
Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Group from the potential margin calls for significant market movements, we maintain additional cash or availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor potential margin requirements on a daily basis for adverse movements in the U.S. dollar against the euro and in aluminium prices. There were no margin calls at December 31, 2023, 2022 and 2021.
At December 31, 2023, we had €737 million of total liquidity, comprised of €202 million in cash and cash equivalents, €424 million of undrawn availability under our Pan-U.S. ABL Facility, €100 million of undrawn availability under our French Inventory Facility and €11 million of availability under our factoring arrangements.

Cash Flows
The following table summarizes our operating, investing and financing activities for the years ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
(in millions of Euros)	2023	2022	2021

Net Cash Flows from / (used in)
Operating activities	506	451	357
Investing activities	(288)	(270)	(221)
Financing activities	(182)	(163)	(435)
Net increase / (decrease) in cash and cash equivalents, excluding the effect of exchange rate changes	36	18	(299)
Net Cash Flows from Operating Activities
For the year ended December 31, 2023, net cash flows from operating activities were €506 million, a €55 million increase from €451 million in the year ended December 31, 2022. This change primarily reflects a €31 million decrease in cash flows from operating activities before working capital and an €86 million increase from changes in working capital.
For the year ended December 31, 2023, changes in working capital were attributable to (i) a decrease in inventory of €194 million, primarily driven by lower inventory levels across all our segments and lower ending metal prices; (ii) a decrease in accounts payable of €190 million, primarily driven by lower metal purchases and lower ending metal prices; (iii) a decrease in trade receivables of €55 million primarily driven by lower shipments and lower ending metal prices.
In the year ended December 31, 2023, factored receivables under non-recourse arrangements decreased by €12 million compared to an increase of €23 million for the year ended December 31, 2022.
For the year ended December 31, 2022, net cash flows from operating activities were €451 million, a €94 million increase from €357 million in the year ended December 31, 2021. This change primarily reflects a €135 million decrease in cash flows from operating activities before working capital and a €229 million increase from changes in working capital.
For the year ended December 31, 2022, changes in working capital were attributable to (i) an increase in inventory of €241 million, primarily driven by higher inventory levels across all our segments, partially offset by lower ending metal prices; (ii) an increase in accounts payable of €41 million, primarily driven by higher metal purchases and improved payment terms with suppliers, partially offset by lower ending metal prices; (iii) a decrease in trade receivables of €155 million primarily driven by improved payment terms with customers and lower ending metal prices.
In the year ended December 31, 2022, factored receivables under non-recourse arrangements increased by €23 million compared to a €53 million decrease for the year ended December 31, 2021.
For the year ended December 31, 2021, net cash flows from operating activities were €357 million, a €23 million increase from €334 million in the year ended December 31, 2020. This change primarily reflects a €335 million increase in cash flows from operating activities before working capital and a €312 million decrease in changes in working capital.
For the year ended December 31, 2021, changes from working capital were attributable to (i) an increase in inventory of €435 million, primarily driven by higher inventory levels across all our segments and higher ending metal prices; (ii) an increase in accounts payable of €396 million, primarily driven by higher ending metal prices; (iii) an increase in trade receivables of €227 million primarily driven by higher ending metal prices.
In the year ended December 31, 2021, factored receivables under non-recourse arrangements decreased by €53 million compared to a €65 million decrease for the year ended December 31, 2020.
Net Cash Flows used in Investing Activities
For the years ended December 31, 2023, 2022 and 2021, net cash flows used in investing activities were €288 million, €270 million and €221 million, respectively. Capital expenditures were €337 million, €273 million and €232 million, respectively and related primarily to recurring and optimization investments in our manufacturing facilities, including investments in our recycling and casting capacity in France.
In the year ended December 31, 2023, proceeds from disposals, net of cash primarily included €47 million of proceeds from the sale of Constellium Extrusion Deutschland GmbH in September 2023.
For further details on capital expenditures projects, see the “—Historical Capital Expenditures” section below.
Net Cash Flows used in Financing Activities
For the year ended December 31, 2023, net cash flows used in financing activities were €182 million, primarily reflecting the €45 million partial repayment of the 5.875% Senior Notes due 2026 in July 2023 and Pan-U.S. ABL and lease repayments.
For the year ended December 31, 2022, net cash flows used in financing activities were €163 million, primarily reflecting the repayment of the secured PGE French facility and the unsecured Swiss facility, and lease repayments, partially offset by drawings on the Pan-U.S. ABL.
For the year ended December 31, 2021, net cash flows used in financing activities were €435 million. In the year ended December 31, 2021, Constellium (i) issued $500 million of 3.750% Sustainability-Linked Notes due 2029, using the proceeds and cash on hand to tender and redeem the $650 million 6.625% Senior Notes due 2025, (ii) issued €300 million of 3.125% Sustainability-Linked Notes due 2029, using the proceeds and cash on hand to redeem the $400 million 5.750% Senior Notes due 2024, and (iii) repaid $200 million out of the $500 million 5.875% Senior Notes due 2026.
Historical Capital Expenditures
The following table provides a breakdown of the historical capital expenditures by segment for the periods indicated:

	For the years ended December 31,
(in millions of Euros)	2023	2022	2021

P&ARP	(168)	(127)	(94)
A&T	(95)	(78)	(70)
AS&I	(69)	(62)	(62)
Holdings and Corporate	(5)	(6)	(6)
Total capital expenditures	(337)	(273)	(232)
Contractual obligations
At December 31, 2023, our estimated material short-term and long-term contractual cash obligations consist of our borrowings and lease commitments and related interest and are detailed by maturity in Note 22.5 and Note 27 of our audited Consolidated Financial Statements.
In addition, we have material pension and other post-employment obligations as we operate various pension plans for the benefit of our employees across a number of countries as detailed in Note 23 of our audited Consolidated Financial Statements.
Some of these plans are defined benefit plans and others are defined contribution plans. The largest of these plans are in the United States, Switzerland, Germany and France. Pension benefits are generally based on the employee’s length of service and highest average eligible compensation before retirement, and are periodically adjusted for cost of living increases, either by practice, collective agreement or statutory requirement. Finally, we also participate in various multi-employer pension plans in one of our facilities in the United States.
We also provide health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents. These plans are predominantly in the United States.
The total amount recognized in the income statement in relation to all our pension and post-retirement benefits was a gain of €39 million, an expense of €11 million and an expense of €73 million for the years ended December 31, 2023, 2022 and 2021, respectively. These amounts included negative past service costs of €47 million and past service costs of €32 million, for the years ended December 31, 2022 and 2021, respectively. The fair value of the plans assets was €488 million and €461 million for the years ended December 31, 2023 and 2022, respectively. The present value of our obligations was €899 million and €864 million for the years ended December 31, 2023 and 2022, respectively. This resulted in aggregate plan deficits of €411 million and €403 million as of December 31, 2023 and 2022, respectively.
Our estimated funding for our pension plans and other post-retirement benefit plans is based on actuarial estimates using benefit assumptions for discount rates, rates of compensation increases, and health care cost trend rates. The deficit related to the funded pension plans was €165 million and €153 million as of December 31, 2023 and 2022, respectively. The present value of the unfunded obligations was €246 million and €250 million as of December 31, 2023 and 2022, respectively.
Contributions to pension and other benefit plans were €39 million, €44 million and €43 million for the years ended December 31, 2023, 2022 and 2021, respectively.
Contributions to our multi-employer plans were approximately €2 million, €3 million and €2 million for the years ended December 31, 2023, 2022 and 2021, respectively.
Covenant Compliance
The indentures governing our outstanding debt securities contain no maintenance covenants but contain customary affirmative and negative covenants that, among other things, restrict, subject to certain exceptions, the ability of our subsidiaries and/or our ability, to incur or guarantee indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividends and other restricted payments.
The Pan-U.S. ABL Facility contains a financial covenant that provides that at any time during which borrowing availability thereunder is below 10% of the aggregate commitments under the Pan-U.S. ABL Facility, we will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 and a minimum Borrower EBITDA Contribution of 25%, in each case calculated on a trailing twelve-month basis. “Borrower EBITDA Contribution” means, for any period, the ratio of the combined EBITDA of the borrowers under the Pan-U.S. ABL Facility and their subsidiaries for such period, to the consolidated EBITDA of the Company and its subsidiaries for such period. The Pan-U.S. ABL Facility also contains customary negative covenants on liens, investments and restricted payments related to Ravenswood, Muscle Shoals, and Bowling Green.
The Muscle Shoals Factoring Facility contains customary covenants and the factors’ commitment to purchase the receivables is subject to the maintenance of certain credit rating levels.
The European Factoring Facilities contain customary covenants.
We were in compliance with our covenants as of and for the year ended December 31, 2023.
See “Item 10. Additional Information—C. Material Contracts” for a description of our significant financing arrangements.
Quantitative and Qualitative Disclosures about Market Risk
In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 22 to our audited consolidated financial statements, which appear elsewhere in this Annual Report.
Principal Accounting Policies, Critical Accounting Estimates and Key Judgments
Our principal accounting policies are set out in Note 2 to the audited Consolidated Financial Statements, which appear elsewhere in this Annual Report. New standards and interpretations not yet adopted are also disclosed in Note 2.3 to our audited Consolidated Financial Statements. Critical accounting estimates and key judgments are described in Note 2.7 to our audited Consolidated Financial Statements.
Non-GAAP measures
Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.

Adjusted EBITDA is currently defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag (as defined hereafter), share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.
We believe Adjusted EBITDA, as defined above, is useful to investors as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.
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
Changes to the Presentation of Certain Non-GAAP Financial Measures
Following discussions with the staff of the Securities and Exchange Commission during a comment letter process, which began in late 2023, the Company has decided to revise its definition of Adjusted EBITDA, a Non-GAAP financial measure. As a result of this revision, beginning with the reporting of its results for the first quarter of 2024, the Company will no longer eliminate the non-cash impact of metal price lag from its Adjusted EBITDA Non-GAAP financial measure. Constellium will continue to eliminate the non-cash impact of metal price lag from its Segment Adjusted EBITDA, which it uses for evaluating the performance of its operating segments. The table below is provided to assist investors in their understanding of the impact of this future change and presents a reconciliation of prior periods’ Adjusted EBITDA under the current definition to the future definition, including the metal price lag adjustment in each period.

	For the years ended December 31,
(in millions of Euros)	2023	2022	2021	2020	2019

Net income	129	308	262	(17)	64
Income tax expense / (benefit)	67	(105)	55	(17)	18
Finance costs, net	141	131	167	159	175
Share of income of joint-ventures	—	—	—	—	(2)
Depreciation and amortization	294	287	267	259	256
Impairment of assets	—	—	—	43	—
Restructuring costs	—	1	3	13	4
Unrealized losses / (gains) on derivatives	3	46	(35)	(16)	(33)
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities – net	2	1	(1)	(1)	—
(Gains) / losses on pension plan amendments (a)	—	(47)	32	2	(1)
Share-based compensation	20	18	15	15	16
Start-up and development costs	—	—	—	5	11
(Gains) / losses on disposals (b)	(29)	4	3	4	3
Bowling Green one-time costs related to the acquisition	—	—	—	—	5
Other	—	—	—	8	—
Metal price lag (c)	86	29	(187)	8	46
Adjusted EBITDA (current)[1]	713	673	581	465	562
less: Metal price lag (c)	(86)	(29)	187	(8)	(46)
Adjusted EBITDA (future)[2]	627	644	768	457	516
1 Adjusted EBITDA (current) is adjusted to exclude the impact of metal price lag
2 Adjusted EBITDA (future) includes the impact of metal price lag
_______________
(a)In the year ended December 31, 2022 the Group recognized a net gain of €47 million from past service cost as a result from a new 3-year collective bargaining agreement between Constellium Rolled Products Ravenswood and the United Steelworkers Local Union 5668 entered in October 2022. The agreement resulted in changes in OPEB and pension benefits that were accounted for as a plan amendment in the year ended December 31, 2022.
In the year ended December 31, 2021, the Group recognized a loss of €31 million from past service cost following an adverse decision of the Fourth Circuit Court in the dispute between Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 over the transfer of certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan to a third-party health network.
(b)In the year ended December 31, 2023, gains and losses on disposals net of transaction costs included a €5 million loss related to the sale of Constellium Ussel S.A.S. completed on February 2, 2023 and a €36 million gain related to the sale of Constellium Extrusions Deutschland GmbH completed on September 29, 2023.
(c)Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium's Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on a standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
According to the Articles of Association, our Board of Directors is composed of natural or legal persons between 3 and 18 in number, appointed by the shareholders at the general meeting.
The following table provides biographical information (by date of appointment, other than for our Chairman), of the members of our Board of Directors as of the date of this Annual Report (ages are given as of March 15, 2024). The business address of each of our directors listed below is c/o Constellium, Washington Plaza, 40-44 rue Washington, 75008 Paris, France.

Name	Age	Position	Date of Appointment	Current Term
Jean-Christophe Deslarzes	60	Chairman	May 11, 2021	2021-2024
Michiel Brandjes	69	Director	June 11, 2014	2023-2026
John Ormerod	75	Director	June 11, 2014	2023-2026
Lori A. Walker	66	Director	June 11, 2014	2022-2025
Martha Brooks	64	Director	June 15, 2016	2022-2025
Jean-Marc Germain	58	Director (also CEO)	June 15, 2016	2023-2026
Isabelle Boccon-Gibod	55	Director	May 11, 2021	2021-2024
Christine Browne	63	Director	May 11, 2021	2021-2024
Jean-Philippe Puig	63	Director	May 11, 2021	2021-2024
Jean-François Verdier	60	Employee Director	December 1, 2021	2021-2024
Wiebke Weiler	39	Employee Director	December 1, 2021	2021-2024
Emmanuel Blot	38	Director	June 10, 2022	2022-2025
Pursuant to an amended and restated shareholders agreement between the Company and Bpifrance Participations (f/k/a Fonds Stratégique d’Investissement) ("BPI"), Mr. Blot was designated by BPI as its nominee, and was thereafter appointed by the shareholders to serve as a director of the Company.
Jean-Christophe Deslarzes. Mr. Deslarzes has served as a non-executive director since May 2021 and as Chairman of our Board of Directors since June 2022. Mr. Deslarzes has been a member of the Board of Directors of Adecco Group AG since April 2015 and Chairman of the Board since April 2020, and also serves as Chairman of the Adecco Group Foundation. Mr. Deslarzes served as Chief Human Resources Officer and member of the Executive Committee of ABB Group, based in Zurich, Switzerland, from 2013 to 2019. Previously, he was Chief Human Resources and Organization Officer and a member of the Executive Board at Carrefour Group, based in Paris, France, from 2010 to 2013. From 1994 to 2010, he held various management positions at Rio Tinto and its predecessor companies, Alcan and Alusuisse, in Europe and Canada, including as Senior Vice President Human Resources and member of the Executive Committee of Alcan Group based in Montreal, Canada, as well as President and CEO, Downstream Aluminium Businesses, Rio Tinto. Mr. Deslarzes was Chairman of the Board of Directors of ABB India Limited from February 2018 to February 2021. Since January 2021, Mr. Deslarzes has been a Member of the Executive Faculty at the University of St. Gallen, Switzerland, and is also on the Board of the Swiss University Sports Foundation. Mr. Deslarzes is a Swiss citizen and holds a master’s degree in Law from the University of Fribourg, Switzerland.
Michiel Brandjes. Mr. Brandjes has served as a non-executive director since June 2014. He served as Company Secretary and General Counsel Corporate of Royal Dutch Shell plc from 2005 to 2017. Mr. Brandjes formerly served as Company Secretary and General Counsel Corporate of Royal Dutch Petroleum Company. He served for 25 years in numerous legal and non-legal jobs in the Shell Group within the Netherlands and abroad, including as head of the legal department in Singapore and as head of the legal department for North East Asia based in Beijing and Hong Kong. Before he joined Shell, Mr. Brandjes worked at a law firm in Chicago. Mr. Brandjes serves in a number of advisory and director positions of charitable foundations and other organizations, including currently as legal advisor to Wassenaarse Energie Co-operatie UA, an energy transition/green electricity co-operative, and to small business startups. He has published a number of articles on legal and business topics and on corporate legal and governance topics. Mr. Brandjes is a Dutch citizen and graduated from law school at the University of Rotterdam and at Berkeley, California.
John Ormerod. Mr. Ormerod has served as a non-executive director since June 2014. Mr. Ormerod is a chartered accountant and worked for over 30 years in public accounting firms. He served for 32 years at Arthur Andersen, serving in various client service and management positions, with last positions held from 2001 to 2002 serving as Regional Managing Partner UK and Ireland, and Managing Partner (UK). From 2002 to 2004, he was Practice Senior Partner for London at Deloitte (UK) and was member of the UK executives and Board. Until May 2018, Mr. Ormerod served in the following director positions: since 2006, as a non-executive director, member of the Audit Committee (of which he also served as its Chairman until September 2017), and as member of the Compensation Committee of Gemalto N.V.; since 2008, as non-executive director of ITV plc, and as member of the Remuneration and Nominations Committees, and as Chairman of the Audit Committee since 2010. Until December 31, 2015, Mr. Ormerod served as a non-executive director of Tribal Group plc., as member of the Audit, Remuneration and Nominations Committees and as Chairman of the Board. Mr. Ormerod served as non-executive director and Chairman of the Audit Committee of Computacenter plc., and as member of the Remuneration and Nominations Committees until April 1, 2015. Mr. Ormerod also served as a senior independent director of Misys plc. from 2006 to 2012, and as Chairman of the Audit Committee from 2005 to 2012. He also served as a Trustee and Chairman of Bloodwise, a UK charity, until January 31, 2024. Mr. Ormerod is a British citizen and a graduate of Oxford University.
Lori A. Walker. Ms. Walker has served as a non-executive director since June 2014. Ms. Walker previously served as Chief Financial Officer and Senior Vice President of The Valspar Corporation from 2008 to 2013, where she led the Finance, IT and Communications teams. Prior to that position, Ms. Walker served as Valspar’s Vice President, Controller and Treasurer from 2004 to 2008, and as Vice President and Controller from 2001 to 2004. Prior to joining Valspar, Ms. Walker held a number of roles with progressively increasing responsibility at Honeywell Inc. during a 20-year tenure, with her last position there serving as director of Global Financial Risk Management. Ms. Walker currently serves as the Audit Committee Chair of Compass Minerals International, Inc. and is a member of its Nominating & Governance Committee. In addition, Ms. Walker became Chair of the Audit Committee for Hayward Industries in March 2021. She also serves as the Audit Committee Chair of Southwire Company, LLC, a private company, and is also a member of its Human Resources Committee. Ms. Walker is an American citizen and holds a Bachelor of Science in Finance from Arizona State University and attended the Executive Institute Program and the Director’s College at Stanford University.
Martha Brooks. Ms. Brooks has served as a non-executive director since June 2016. Ms. Brooks was until her retirement in May 2009, President and Chief Operating Officer of Novelis Inc, where she held senior positions since 2005. From 2002 to 2005, she served as Corporate Senior Vice President and President and Chief Executive Officer of Alcan Rolled Products, Americas and Asia. Before she joined Alcan, Ms. Brooks served 16 years with Cummins, the global leader in diesel engine and power generation from 1986 to 2002, ultimately running the truck and bus engine business. She is currently a director at The Volvo Group (AB Volvo) where she serves as a member of the Audit Committee, and a director of CARE Enterprises Inc., a for profit subsidiary of CARE USA, where she served as Board Co-Chair until 2021, and remains a director. She served as the Chair of the Women Corporate Directors’ Compensation and Human Capital Committee Peer Group from June 2020 until June 2022, which devised and led programming for 250 director members. She served as a director at Jabil Circuit Inc. until January of 2022, where she was a member of the Nominating and Governance, Audit and Compensation Committees. She also served as a director of: Bombardier Inc., where she was on the Nominating and Governance, Risk and Audit Committees, Harley Davidson and International Paper. Ms. Brooks is an American citizen and holds a BA in Economics and Political Science and a Master’s in Public and Private Management from Yale University.
Jean-Marc Germain. Mr. Germain has served as an executive director since June 2016 and as our Chief Executive Officer since July 2016. Prior to joining Constellium, Mr. Germain was Chief Executive Officer of Algeco Scotsman, a Baltimore-based leading global business services provider focused on modular space and secure portable storages. Previously, Mr. Germain held numerous leadership positions in the aluminium industry, including senior executive roles in operations, sales & marketing, financial planning and strategy with Pechiney, Alcan and Novelis. His last position with Novelis from 2008 to 2012 was as President for North American operations. Earlier in his career, he held a number of international positions with Bain & Company and GE Capital. Mr. Germain became an independent, non-executive Director of GrafTech International Ltd. in October 2021. Mr. Germain is a dual French and American citizen and a graduate of Ecole Polytechnique in Paris, France.
Isabelle Boccon-Gibod. Ms. Boccon-Gibod has served as a non-executive director since May 2021. Ms. Boccon-Gibod served as Executive Vice-President of the Sequana Group from 2009 to 2013 and was advisor to the deputy CEO of the Sequana Group from 2006 to 2009. She started her career with the International Paper Group, where she held various senior management positions in the U.S., in the United Kingdom and in France. Ms. Boccon-Gibod has served as a non-executive director on the Boards of Arkema S.A. since 2014, as permanent representative of Fonds Stratégique de Participations, Legrand S.A. since 2016, where she serves as Chair of the Audit Committee, and Fonds Adie since 2018. She is also on the Board of Arc Holdings, a private company, since 2019 and serves as Chair of the Board since 2023. She served on the Gaztransport & Technigaz SA Board from 2020 to 2022, and Paprec from 2014 until 2023. In April 2023, Ms Boccon-Gibod joined the Board of ORT France, a nonprofit charitable organization for education and training. Ms. Boccon-Gibod is a French citizen and holds a Masters in Engineering from Ecole Centrale de Paris and a Master of Science in Industrial Engineering from Columbia University (NYC).

Christine Browne. Ms. Browne has served as a non-executive director since May 2021. Ms. Browne has extensive experience in the airline industry, including Iberia, First Choice Airways and TUI. At TUI, she was Managing Director of Thomson Airways from 2007 to 2014, and Managing Director of TUI Airlines from 2014 to 2015. More recently, she served as Chief Operating Officer of EasyJet from 2016 to 2019. Ms. Browne has been a non-executive director of Vistry Group PLC since 2014, Kier Group PLC since 2022, and the C&C Group PLC since 2023. She served on the Board of Norwegian Air Shuttle ASA from 2020 to June 2023. Ms. Browne is a dual Irish and British citizen and holds a Doctorate of Science (Honorary) for Leadership in Management from the University of Ulster and a Bachelors in Modern Languages from Queen’s University. Ms. Browne was awarded an OBE (Order of the British Empire) in 2013 for services to the aviation industry.
Jean-Philippe Puig. Mr. Jean-Philippe Puig has served as a non-executive director since May 2021. Mr. Puig has served as Chief Executive Officer of the Avril Group (oils and proteins industry) since 2012. Prior to joining the Avril Group, Mr. Puig was President of the Primary Metal Division for the EMEA region at Rio Tinto Alcan from 2008 to 2011. He started his career in the aluminium industry, holding various senior executive management positions with Pechiney, Alcan then Rio Tinto Alcan in France, Greece and Australia, accumulating over 28 years’ experience and gaining significant industrial expertise in the mineral extraction business. Mr. Puig has served as a Board member representing Financière Senior Cinqus at CEVA Santé animale (Animal healthcare) since 2020, as Chairman of the Supervisory Board representing Avril S.C.A. of AgroInvest (Development Fund) since 2014, and as Chairman of the Supervisory Board representing Avril S.C.A. of CapAgro SAS (Capital Risk Fund) since 2014. Mr. Puig is a French citizen and holds a PhD with honors in Applied Chemistry from the Ecole Nationale Supérieure de Chimie de Paris.
Jean-François Verdier. Mr. Verdier has served as Employee Director since December 2021. Mr. Verdier has served as an Engineering Project Manager at Constellium’s Issoire, France facility since 2006. He was responsible for designing and building the Airware® casthouse and for introducing an innovative system on the Issoire plant’s rolling mill. He has also led engineering and Black Belt manufacturing missions for several of Constellium’s plants including Ussel and Montreuil-Juigné in France, and Sierre and Steg in Switzerland. Previously, he worked on industrialization programs in France and Canada, including Airware® casting and recycling projects. Mr. Verdier started working for Constellium in 1988 as a metallurgist in Issoire and has significant experience in the aluminium industry. Mr. Verdier is a French citizen and graduated as an engineer from Polytech Clermont-Ferrand University (formerly CUST) in France.
Wiebke Weiler. Ms. Weiler has served as Employee Director since December 2021. Ms. Weiler has served as Sustainability Manager for Constellium's Packaging, Automotive and Rolled Products (P&ARP) business unit since August 2023. Previously, she served as a Reliability Engineer at Constellium's Singen, Germany facility since 2019, where she was responsible for the development and integration of maintenance strategies to prevent breakdowns of critical infrastructure equipment at the site. Prior to joining Constellium, Ms. Weiler worked in a variety of positions in the aerospace and automotive industries with a strong focus on design engineering, manufacturing processes and maintenance, gaining significant experience in those industries. Ms. Weiler served as Maintenance Manager and Manufacturing Engineer at Aerospace Transmission Technologies, a joint venture of Liebherr-Aerospace and Rolls-Royce, from 2016 to 2019, after gaining extensive manufacturing process knowledge as a Tool & Fixture Design Engineer at the Liebherr-Aerospace facility in Friedrichshafen, Germany from 2013 to 2016. Ms. Weiler is a German citizen and participated in a dual study program at Continental AG in Hanover, Germany, from 2008 to 2012.
Emmanuel Blot. Mr. Blot has served as a non-executive director since June 2022. Mr. Blot joined Bpifrance Investissement in 2012 and is currently Investment Director and Head of the Listed Investments Practice (Large Cap). In his current position at Bpifrance Investissement, Mr. Blot has led several investment processes in listed companies and has followed many investments, including Constellium SE, which he has been monitoring for about ten years. He was previously a sell-side equity analyst at Kepler Cheuvreux (2007-2008), Bryan, Garnier & Co (2009-2010) and at Oddo BHF (2010-2012) covering first Aerospace & Defense stocks then the Capital Goods sector. Since May 2022, Mr. Blot has served as a non-executive director on the Board of Mersen SA, as a permanent representative of BPI. Mr. Blot is a French citizen and graduated from ESSEC Business School in Paris in 2009.

The following persons are our executive officers and the other members of our executive committee as of the date of this Annual Report (ages are given as of March 15, 2024). The business address of each of our officers listed below is c/o Constellium, Washington Plaza, 40-44 rue Washington, 75008 Paris, France.

Name	Age	Title
Jean-Marc Germain	58	Chief Executive Officer
Ingrid Joerg	54	Executive Vice President and Chief Operating Officer President, Packaging, Automotive and Rolled Products business unit
Jack Guo	45	Senior Vice President and Chief Financial Officer
Philippe Hoffmann	58	President, Aerospace and Transportation business unit
Alexandra Bendler	50	President, Automotive Structures and Industry business unit
Ludovic Piquier	51	Senior Vice President Manufacturing Excellence and Chief Technical Officer
Philip Ryan Jurkovic	52	Senior Vice President and Chief Human Resources Officer
Nicolas Brun	57	Senior Vice President, Public Affairs, Communications and Sustainability
Jeremy Leach	62	Senior Vice President and Group General Counsel
Marcus Becker	48	Senior Vice President & Chief Procurement Officer
Niklaus Schild	45	Senior Vice President, Chief Information Officer and Chief Digital Officer
The following paragraphs set forth biographical information of those listed above (other than Mr. Germain, whose biographical information is set forth above in the description of biographical information of our directors):
Ingrid Joerg. Ms. Joerg has served as Executive Vice President and Chief Operating Officer and as President of our Packaging, Automotive and Rolled Products (P&ARP) business unit since September 2023. Previously, she served as President of our Aerospace and Transportation (A&T) business unit from June 2015 until August 2023 and as Interim President of our Automotive Structures and Industry (AS&I) business unit from September 2023 until February 2024. She is Chair of the Board of Constellium Singen GmbH and Constellium Deutschland GmbH since September 2023, and also serves as Chair of the CVSA Advisory Board (Valais) since April 2021. Prior to joining Constellium, Ms. Joerg served as Chief Executive Officer of Aleris Rolled Products Europe. Prior to joining Aleris, Ms. Joerg held leadership positions with Alcoa where she was President of its European and Latin American Mill Products business unit, and commercial positions with Amag Austria. Ms. Joerg joined the Board of voestalpine AG in July 2019. Ms. Joerg served as Chair of the European Aluminium Association (EA) from 2021 until 2023. Ms. Joerg is a Swiss citizen and received an MBA from the University of Linz, Austria.
Jack Guo. Mr. Guo has served as Senior Vice President and Chief Financial Officer (CFO) since April 2023. Mr. Guo joined Constellium in early 2017 as Vice President Finance, before being appointed Vice President Business Development and Strategy in September 2017. Prior to joining Constellium, he worked at Credit Suisse for twelve years, most recently as a Director in Investment Banking and Capital Markets primarily covering downstream aluminium activities. In addition, he spent five years in other senior finance roles in North America and Asia. Mr. Guo is an American citizen and holds a BA in Economics from the University of Chicago and an MBA from Columbia University.
Philippe Hoffmann. Mr. Hoffmann has served as President of our Aerospace and Transportation (A&T) business unit since September 2023. Previously, he served as President of our Automotive Structures and Industry (AS&I) business unit since October 2020. He previously held numerous leadership positions in the Company, including as Managing Director for Constellium’s Hard Alloys and Large Extrusion business, Vice President Rolled Products Europe for our A&T business unit, and Vice President and Managing Director Automotive Structures. During his extensive career in the aluminium industry, Mr. Hoffmann held various manufacturing, strategic, and management roles, serving our automotive, industry, transportation and aerospace customers across Europe and North America. Mr. Hoffmann is a Swiss citizen and a graduate of INSEAD Business School and of the École Nationale Supérieure des Mines with a Master in Physics and Material Science. He holds a Master of International Management from the International Master Program for Managers (IMPM), which includes studies at McGill (Canada), Lancaster University (UK), IIMB (India), KDI School (Korea), INSEAD (France) and JAIST (Japan).
Alexandra Bendler. Ms. Bendler has served as President of our Automotive Structures & Industry (AS&I) business unit since February 9, 2024. Prior to joining Constellium, Ms. Bendler held various leadership positions at Autoneum, a global tier-one automotive supplier, most recently as Head of its Europe Business Group and as a member of its Group Executive Board. Prior to this role, she held positions in sales, program management, strategy, marketing, and operational excellence. Ms. Bendler began her career in management consulting with a focus on the manufacturing sector. Ms. Bendler is a German citizen and holds a master’s degree in industrial engineering and a PhD in engineering from the Technical University of Darmstadt (Germany).
Ludovic Piquier. Mr. Piquier has served as Senior Vice President Manufacturing Excellence and Chief Technical Officer since July 2021. Mr. Piquier began his career at Constellium in 2014 as Plant Manager for our facility in Neuf-Brisach, France where he led the plant in its transition into the automotive market, including the ramp-up of the FT3 auto heat treatment line. In September 2020, he became Director, Corporate Strategy and supported the execution of key business priorities. Prior to joining Constellium, he held various senior positions at PSA Peugeot Citroёn, including Car Assembly Plant Manager in France and in the UK, and Project Manager in France and in Slovakia. Mr. Piquier is a French citizen and a graduate of École Nationale Supérieure des Arts et Métiers.
Philip Ryan Jurkovic. Mr. Jurkovic has served as our Senior Vice President and Chief Human Resources Officer since November 2016. Prior to joining Constellium, Mr. Jurkovic was Senior Vice President and Chief Human Resources Officer of Algeco Scotsman. He started his career as a financial analyst before taking on various HR leadership roles in Europe, Asia and the U.S. with United Technologies and Novelis. Mr. Jurkovic is an American citizen and has a BS from Allegheny College and an MBA from Purdue University.
Nicolas Brun. Mr. Brun has served as our Senior Vice President, Public Affairs, Communications and Sustainability since January 2018, and was previously Senior Vice President, Public Affairs and Communications from September 2017 to January 2018, and Vice President, Communications from January 2011 to January 2017. He previously held the same role at Alcan Engineered Products since June 2008. From 2005 through June 2008, Mr. Brun served in the roles of Vice President, Communications for Thales Alenia Space and also as Head of Communications for Thales’ Space division. Prior to 2005, Mr. Brun held senior global communications positions as Vice President External Communications with Alcatel, Vice President Communications Framatome ANP/AREVA, and with the Carlson Wagonlit Travel Group. Mr. Brun currently serves as President of Constellium Neuf Brisach SAS since January 2015, and was appointed President of Constellium France Holdco on December 30, 2019 and President of Constellium Paris in April 2021. Mr. Brun is a French citizen and attended University of Paris-La Sorbonne and received a degree in economics. He holds a Master’s Degree in Corporate Communications from Ecole Française des Attachés de Presse and a certificate in marketing management for distribution networks from the Ecole Supérieure de Commerce in Paris.
Jeremy Leach. Mr. Leach has served as our Senior Vice President and Group General Counsel and Secretary to the Board of Constellium since January 2011 and previously was Vice President and General Counsel at Alcan Engineered Products. Mr. Leach joined Pechiney in 1991 from the international law firm Richards Butler (now Reed Smith). Prior to becoming General Counsel at Alcan Engineered Products, he was the General Counsel of Alcan Packaging and held various senior legal positions in Rio Tinto, Alcan and Pechiney. Mr. Leach is a dual British and a French citizen. He has been admitted to the bar in a number of jurisdictions, holds a law degree from Oxford University (MA Jurisprudence) and an MBA from the London Business School.
Marcus Becker. Mr. Becker has served as Senior Vice President and Chief Procurement Officer since April 2023. He joined Constellium as Vice President Global Metal and Energy Sourcing in 2018 and was promoted to Vice President and Chief Procurement Officer in 2020. Prior to joining Constellium, Mr. Becker held various leadership positions at Novelis, including Vice President and General Manager, Global Director Can and Director Metal Planning and Sourcing, based in Switzerland, United Arab Emirates, and Germany. Mr. Becker started his career at Alcan in 2002 as Key Account Manager for the beverage can segment. Mr. Becker is a German citizen and holds an MBA from U21Global Graduate School in Singapore and is a graduate in Business Studies at the Academy of Cooperative Education in Göttingen, Germany.
Niklaus Schild. Mr. Schild has served as Senior Vice President, Chief Information Officer and Chief Digital Officer since August 2023. Before being appointed to his current role, Mr. Schild served as Director of Information Security and Infrastructure since 2018. Prior to this and since joining Constellium in 2015, he was driving various IT security, SOX compliance and lean management initiatives to support Constellium IT. Before joining Constellium, he worked for eight years in the IT security industry as an information security manager, a consultant and engineer in Switzerland. Mr. Schild is a Swiss citizen and holds a Bachelor’s in Information Technology as well as a Master of Science in Information Assurance from Norwich University, Vermont.

B.	Compensation
Non-Executive Director Compensation
For compensation paid in the first and second quarters of 2023, the compensation structure for our non-executive directors remained the same as the prior year. Effective April 1, 2023, non-executive director fees were revised and better aligned with market standards. They continue to consist of (i) annual retainer fees, (ii) Committee membership fees, (iii) Committee Chair fees, and (iv) cash paid in lieu of the former annual RSU grant. The revised fees remain within the overall envelope of annual fixed fees of the non-executive directors which was approved by shareholders in 2021.
The non-executive director Board fees applicable prior to April 1, 2023 (paid in Q1 and Q2) were as follows:
Annual Retainer
•an annual fee of €65,000 for the Chairman of the Board and €70,000 for each other non-executive director
•an additional annual fee of €65,000 for the Chairman of the Board
Audit Committee
•an annual fee of €12,000 for members of the Audit Committee
•an additional annual fee of €12,000 for the Chair of the Audit Committee
Human Resources Committee
•an annual fee of €8,000 for members of the Human Resources Committee
•an additional annual fee of €8,000 for the Chair of the Human Resources Committee
Nominating and Governance Committee
•an annual fee of €6,000 for members of the Nominating and Governance Committee
•an additional annual fee of €6,000 for the Chair of the Nominating and Governance Committee
Safety and Sustainability Committee
•an annual fee of €6,000 for members of the Safety and Sustainability Committee
•an additional annual fee of €6,000 for the Chair of the Safety and Sustainability Committee
Cash paid in lieu of the former annual RSU grant
•annual cash of $95,000 for the Chairman of the Board
•annual cash of $75,000 for our other non-executive directors

The non-executive director Board fees applicable from April 1, 2023 (paid in Q3 and Q4) were as follows:
Annual Retainer
•an annual fee of €80,000 for each non-executive director
•an additional annual fee of €50,000 for the Chairman of the Board
Audit Committee
•an annual fee of €13,000 for members of the Audit Committee
•an additional annual fee of €20,000 for the Chair of the Audit Committee
Human Resources Committee
•an annual fee of €10,000 for members of the Human Resources Committee
•an additional annual fee of €15,000 for the Chair of the Human Resources Committee
Nominating and Governance Committee
•an annual fee of €9,000 for members of the Nominating and Governance Committee
•an additional annual fee of €11,000 for the Chair of the Nominating and Governance Committee

Safety and Sustainability Committee
•an annual fee of €9,000 for members of the Safety and Sustainability Committee
•an additional annual fee of €11,000 for the Chair of the Safety and Sustainability Committee
Cash paid in lieu of the former annual RSU grant
•annual cash of $190,000 for the Chairman of the Board
•annual cash of $110,000 for our other non-executive directors

Upon the Transfer, the equivalent of the RSU grant that had been previously granted on an annual basis was replaced with quarterly cash payments, starting in the third quarter of 2020.
The non-executive directors of the Board have not entered into any service contracts with the Company that provide either for benefits upon termination of employment or pension-related benefits.
In December 2021, as required by French law, two employees joined the Board as non-executive directors representing the employees, one of whom is based in Germany as a Sustainability Manager (designated to the Board by the European Works Council) and the other one in France as an Engineering Project Manager (designated to the Board by the French Group Works Council).
The following table sets forth the remuneration paid during our 2023 fiscal year to our non-executive directors:

Name	Annual Retainer Fees	Chair Fees	Membership Fees	Cash paid in lieu of the former RSU grant(1)	Total
Isabelle Boccon-Gibod	€75,000	€—	€21,000	€86,628	€182,628
Michiel Brandjes	€75,000	€8,500	€15,000	€86,628	€185,128
Martha Brooks	€75,000	€11,500	€16,500	€86,628	€189,628
Christine Browne	€75,000	€—	€21,500	€86,628	€183,128
Jean-Christophe Deslarzes	€72,500	€57,500	€16,500	€133,331	€279,831
John Ormerod	€75,000	€8,500	€20,000	€86,628	€190,128
Jean-Philippe Puig	€75,000	€—	€16,500	€86,628	€178,128
Lori A. Walker	€75,000	€16,000	€20,000	€86,628	€197,628
Jean-François Verdier(1)	€—	€—	€—	€—	€—
Wiebke Weiler(1)	€—	€—	€—	€—	€—
Emmanuel Blot(2)	€—	€—	€—	€—	€—
Total	€597,500	€102,000	€147,000	€739,727	€1,586,227
__________________
(1)Both of the non-executive employee directors had and continue to have employee contracts with subsidiaries of the Company and are paid remuneration in line with market practices and in accordance with their positions as employees. They do not receive any fees for their services as non-executive employee directors.
(2)Mr. Blot does not receive any fees for his services as a non-executive director.
Share Ownership Guidelines for Non-Executive Directors
In 2019, we adopted Share Ownership Guidelines (SOGs) for our non-executive directors to further encourage minimum levels of ownership and to foster additional alignment between the non-executive directors and shareholder interests (the SOGs do not apply to Mr. Verdier, Ms. Weiler and Mr. Blot, who do not receive compensation in respect of their services as non-executive directors). For the first two quarters of 2023, the non-executive directors were required to hold $250,000 ($500,000 for the Chairman of the Board) in Constellium shares. From the third quarter of 2023 onwards, the requirement was raised to $400,000 ($650,000 for the Chairman of the Board) in Constellium shares.
The SOGs give the non-executive directors five years to achieve guideline levels of ownership. With the exception of three non-executive directors appointed in 2021 (Ms. Boccon-Gibod, Ms. Brown and Mr. Deslarzes), all of our other non-executive directors met the SOGs in 2023.
Officer Compensation
The table below sets forth the remuneration paid during our 2023 fiscal year to certain of our executive officers. They include Jean-Marc Germain, our Chief Executive Officer, Ingrid Joerg, our Executive Vice President and Chief Operating Officer, Jack Guo, our Senior Vice President and Chief Financial Officer, Peter Matt, who served as Executive Vice President and Chief Financial Officer until March 31, 2023, Peter Basten, who served as President Packaging & Automotive Rolled Products until March 5, 2023, Jack Clark, who served as interim President Packaging & Automotive Rolled Products from March 6, 2023 until August 31, 2023, and Philippe Hoffmann, our President Aerospace and Transportation. The remuneration information for our executive officers other than our Chief Executive Officer Jean-Marc Germain, our Executive Vice President and Chief Operating Officer Ingrid Joerg, and our Senior Vice President and Chief Financial Officer Jack Guo (namely, Peter Matt, Peter Basten, Jack Clark and Philippe Hoffmann) is presented on an aggregate basis in the row “Other Executive Officers” in the table below.

Name	Base Salary Paid	2022 Bonus (EPA) Paid in 2023	Equity Awards(1)	Retirement /Pension(2)	Other Compensation(3)	Total(4)
Jean-Marc Germain	€1,031,452	€1,819,592	€6,119,610	€20,326	€276,943	€9,267,923
Ingrid Joerg	€811,465	€858,460	€1,921,417	€89,153	€16,743	€3,697,238
Jack Guo	€444,083	€165,040	€1,112,653	€27,475	€49,558	€1,798,809
Other Executive Officers(5)	€1,654,533	€1,988,952	€2,086,242	€154,065	€315,692	€6,199,484
_________________
(1)The amount reported as Equity Awards represents the grant date fair value of the awards granted in 2023, computed in accordance with IFRS 2. Jean-Marc Germain was granted the following in March 2023: (a) 208,653 performance-based restricted stock units (“PSUs”) (which can earn up to a maximum of 417,306 shares); and (b) 106,438 restricted stock units (“RSUs”). Ingrid Joerg was granted the following in March 2023: (a) 35,566 performance-based restricted stock units (“PSUs”) (which can earn up to a maximum of 71,132 shares); and (b) 18,143 restricted stock units (“RSUs”); and she was granted the following in July 2023: (c) 56,301 restricted stock units (“RSUs”). Jack Guo was granted the following in March 2023: (a) 37,937 PSUs (which can earn up to a maximum of 75,874 shares); and (b) 19,352 RSUs. Our other executive officers listed were granted, in the aggregate, 71,132 PSUs (which can earn up to a maximum of 142,264 shares) and 36,286 RSUs. The PSUs vest on the third anniversary of the date of grant, subject to continued service and certain market-related performance conditions being satisfied and have a vesting range of 0-200%. RSUs vest 100% on the third anniversary of the date of grant, subject to continued service. See hereafter “2023 Long-Term Incentive Plan” for a description of market-related performance conditions. See also Note 29 to the Consolidated Financial Statements for more information.
(2)Retirement / Pension represents amounts contributed by the Group during the 2023 fiscal year in the US and Switzerland as part of the overall employer retirement / pension requirements apportioned to the base salary of these individuals.
(3)Other compensation for Mr. Germain, Mr. Guo, Mr. Matt and Mr. Clark includes car allowance, parking, tax services and premiums for health, life and long-term disability insurance as well as non-qualified restoration contributions under the Constellium US Holdings I, LLC U.S. Non-qualified Deferred Compensation and Restoration Plan. For Mr. Matt, this also includes the 2023 portion of his Employee Performance Award Plan bonus. Other compensation for Ms. Joerg as well as for Messrs. Basten and Hoffmann include car allowance, lunch allowance, tax and medical services and premiums for life and long-term disability insurance.

(4)The total compensation paid to such executive officers, including Messrs. Germain and Guo, and Ms. Joerg, during our 2023 fiscal year amounted to €9,723,532, consisting of (a) an aggregate base salary of €3,941,533, (b) aggregate short-term incentive compensation of €4,832,044, (c) aggregate contribution to the retirement / pensions for such executive officers of €291,019, and (d) aggregate other compensation in an amount equal to €658,936. All compensation amounts for the CEO, CFO and the U.S.-based executive officers were converted to euros using an exchange rate of 0.9251. All compensation amounts for the Swiss-based executive officers were converted to euros using an exchange rate of 1.0293.
(5)Compensation for Ms. Joerg, Executive Vice President and Chief Operating Officer as of September 1, 2023 and Mr. Guo, Senior Vice President and Chief Financial Officer as of April 1, 2023, is presented for the entire year 2023. Compensation presented for Mr. Matt is presented until April 8, 2023. Compensation for Mr. Basten is presented until August 31, 2023. Compensation for Mr. Clark presented from March 1, 2023 until September 1, 2023. Compensation for Mr. Hoffmann is presented for the entire year 2023.
Below is a brief description of the compensation and benefit plans as well as share ownership guidelines in which our executive officers participate.
Share Ownership Guidelines for Executive Officers
In 2018, we adopted Share Ownership Guidelines (SOGs) for our executive officers to encourage minimum levels of ownership and to foster alignment between the Executive Committee and shareholder interests. The SOGs are as follows:
•400% of base salary    CEO
•200% of base salary    CFO and Business Unit Presidents
•100% of base salary    Other executive officers
The SOGs give the executive officers and other members of our executive committee five years to achieve guideline percentages. All of our current executive officers met the SOGs in 2023.
Non-qualified Deferred Compensation and Restoration Plan
A select group of highly compensated employees of Constellium US Holdings I, LLC and certain other subsidiaries and affiliates (including Messrs. Germain and Guo) is eligible to participate in the Constellium US Holdings I, LLC U.S. Non-qualified Deferred Compensation and Restoration Plan (“DCRP”). The DCRP allows such employees to defer up to 85% of their annual Employee Performance Award. The DCRP is also a non-qualified restoration plan for employer contributions that cannot be made to our 401(k) plan due to the Code Section 401(a)(17) annual limit on compensation paid under a qualified plan. The restoration contribution equals 9% of total eligible 2023 pay (base salary plus bonus award paid in 2023) in excess of this limit. The 9% consists of the 6% employer matching contribution and the 3% non-elective retirement contribution. Restoration contributions are 100% vested.
Distributions are made as a lump sum after separation from service, unless the participant elects to receive one to 10 annual payments beginning at least one year after separation from service.
Each participant directs investment of his or her individual account under the DCRP. The DCRP provides a broad range of market-based investments that may be changed daily. Benefits due under the DCRP are paid from our general assets, although we also maintain a rabbi trust that may be used to pay benefits. The trust and the funds held in it are Group assets. In the event of our bankruptcy, DCRP participants would be unsecured general creditors.
Say-On-Pay
As a foreign private issuer listed on the NYSE and a company not listed on a regulated French stock exchange, the Company is not subject to the Say-On-Pay regime for French listed companies.
2023 Employee Performance Award Plan
Each of our executive officers, among other selected employees, participates in the Employee Performance Award Plan (which we refer to as the “EPA”). The EPA is an annual cash bonus plan intended to provide performance-related award opportunities to employees contributing substantially to the success of Constellium. Under the EPA, participants are provided opportunities to earn cash bonuses (expressed as a percentage of base salary, and paid in the year following the performance period) based on the level of achievement of certain Financial and ESG Objectives as approved by our Human Resources Committee for the applicable annual performance period, as well as Individual Objectives established by the applicable participant’s supervisor (as described below).
The three components of bonuses awarded under the EPA for 2023 had the following weights:
•Financial Objectives — 65%
•ESG Objectives — 15%
•Individual Objectives — 20%
The Financial Objectives are calculated on an annual basis and take into account two components as defined and reported by the Group’s corporate controller: Adjusted EBITDA (50%) and Free Cash Flow (15%). To promote synergies throughout the Group, the EPA is designed to encourage individual plants, business units and our corporate division to work closely together to achieve common strategic, operating and financial goals. Therefore, the Financial Objectives are defined, depending on the level of the employee, as a combination of the financial results of the Group and those of the business unit and / or operating unit/site. The threshold performance level for the Financial Objectives is set at 80% of the target level for Adjusted EBITDA and €75 million below the target level for Free Cash Flow. If threshold performance is not achieved for a Financial Objective, there is no payout. Between threshold performance and target performance, payouts increase linearly from 0% to 100%. The maximum performance level is set at 120% of the target level for Adjusted EBITDA and €75 million above the target level for Free Cash Flow. Achieving maximum performance level for a Financial Objective results in a payout of 200%, with payouts increasing linearly from 100% to 200%.
The ESG Objective is divided into EHS (5%), diversity (5%) and carbon emissions (5%) components. The EHS metric is measured quarterly at the Group, business unit or operating unit/site level, while diversity and carbon emission are measured annually at the Group level. Payout for ESG Objectives can range from 0% to 200%.
The Individual Objectives are evaluated annually via the Performance Management Program, and achievement against these objectives is used to determine the percentage attained of the Individual Objectives target. Employees were required to have at least one objective related to ESG. Payout for Individual Objectives can range from 0% to 200%.
The payout scale defines the performance levels and resulting payouts. Achieving target performance results in a payout at 100% of the target amount. Overall payout can range from 0% to 150% of the target amount.

The EPA 2023 was applicable to approximately 2,300 employees worldwide, including all of our executive officers. For its payout in 2024, the following results were earned by our employees:
•Financial Objectives: The payouts ranged from 0% to 200%;
•ESG Objectives: The payouts ranged from 0% to 200%;
•Individual Objectives: The payouts ranged from 0% to 200%. The payout for Mr. Germain was 130%.

Constellium SE 2013 Equity Incentive Plan
Our share-based compensation plan is the Constellium SE 2013 Equity Incentive Plan (the “Plan”). The principal purposes of the Plan are to focus our officers and employees on business performance to help create shareholder value, to encourage innovative approaches to the business of the Group and to encourage ownership of our ordinary shares by officers and employees. The Plan is also intended to recognize and retain our key employees needed to sustain and ensure our future and business competitiveness.
The Plan provides for a variety of awards, including “incentive stock options” (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)) (“ISOs”), nonqualified stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), performance-based restricted stock units (“PSUs”), other stock-based awards or any combination of those awards. To date, we have only awarded RSUs and PSUs under the Plan.
On December 15, 2023, the Company’s board of directors (the “Board of Directors”) approved an amendment to the Plan providing that awards may be made under the Plan for an indefinite term (unless the Board of Directors determines otherwise), up to a number of ordinary shares approved from time to time by the Company’s shareholders.

The Company’s shareholders previously authorized a total of 14,292,291 ordinary shares to be eligible for issue or delivery under the Plan. These authorizations were confirmed at the shareholders’ meeting held on November 25, 2019 to allow for awards to be made under the Plan following the Transfer. The number of ordinary shares so authorized and available was subject to adjustment in certain circumstances to prevent dilution. This shareholders’ authorization expired on January 24, 2022.
At the Company’s shareholders’ meeting held on May 11, 2021, the shareholders authorized an additional 6,800,000 ordinary shares to be eligible for issue or delivery under the Plan. This shareholders’ authorization is effective until July 10, 2024. The number of ordinary shares so authorized and available is subject to adjustment in certain circumstances to prevent dilution.
Awards made following the Transfer are subject to compliance with mandatory provisions of the French Commercial Code that now apply, as further described below.
Administration
The Plan is administered by the Human Resources Committee of our Board of Directors. The Board of Directors or the Human Resources Committee may delegate administration to one or more members of our Board of Directors. The Human Resources Committee has the power to interpret the Plan and to adopt rules for the administration, interpretation and application of the Plan according to its terms. The Board of Directors, acting on the recommendation of our Human Resources Committee, determines the number of our ordinary shares that will be subject to each award granted under the Plan and may take into account the recommendations of our senior management in determining the award recipients and the terms and conditions of such awards. Subject to certain exceptions as may be required pursuant to Rule 16b-3 under the Exchange Act, if applicable, our Board of Directors may, at any time and from time to time, exercise any and all rights and duties of the Human Resources Committee under the Plan.
Following the Transfer, in accordance with the French Commercial Code:
•the Human Resources Committee no longer has the power to make awards of any type;
•the Board of Directors has exclusive power to make awards that are to be settled with shares;
•the Board of Directors has exclusive power to make awards to the Company’s CEO and, if any, a deputy chief executive officer (Directeur Général Délégué), irrespective of the form of settlement; and
•the Company’s senior management has exclusive power to make awards to officers and employees that are cash-settled (other than to the Company’s CEO and, if any, a deputy chief executive officer (Directeur Général Délégué)).
Eligibility
Officers and employees are eligible to be granted awards under the Plan. Our Human Resources Committee makes recommendations regarding:
•which officers and employees are to be granted awards;
•the type of award that is granted;
•the number of our ordinary shares subject to the awards; and
•the terms and conditions of such awards, consistent with the Plan.
Following the Transfer, the power to make new awards and set their terms are as described above under “Administration.” Furthermore, in accordance with the French Commercial Code, following the Transfer, the Company is no longer permitted to grant restricted stock, and only officers (including the CEO), the Chairman of the Board of Directors and employees are eligible to receive share-settled awards. Except for the Chairman of the Board of Directors, non-executive members of the Board of Directors and consultants are no longer eligible to receive share-settled awards.
Stock Options
Subject to the terms and provisions of the Plan, stock options to purchase our ordinary shares may be granted to eligible individuals at any time and from time to time as determined by our Board of Directors. Stock options may be granted as ISOs, which are intended to qualify for favorable treatment to the recipient under U.S. federal tax law, or as nonqualified stock options, which do not qualify for this favorable tax treatment. Subject to the limits provided in the Plan, our Board of Directors has the authority to determine the number of stock options granted to each recipient. Each stock option award is evidenced by a stock option agreement that specifies the stock option exercise price, whether the stock options are intended to be incentive stock options or nonqualified stock options, the term of the stock options, the number of shares to which the stock options pertain, and such additional limitations, terms and conditions as our Board of Directors may determine.
Our Board of Directors determines the exercise price for each stock option granted, except that the stock option exercise price may not be less than 100% of the fair market value of an ordinary share on the date of grant. All stock options granted under the Plan expire no later than 10 years from the date of grant. Stock options are nontransferable except by will or by the laws of descent and distribution or, in the case of nonqualified stock options, as otherwise expressly permitted by our Board of Directors. The granting of a stock option does not accord the recipient the rights of a shareholder, and such rights accrue only after the exercise of a stock option and the registration of ordinary shares in the recipient’s name. Following the Transfer, stock options may only be granted if the Company’s shareholders specifically authorize the Board of Directors to make such grants. As of the date of this annual report, we have not requested such shareholders’ authorization, but may do so at a future date.
Stock Appreciation Rights
The Company’s senior management may grant SARs under the Plan. SARs may be “tandem SARs,” which are granted in conjunction with a stock option, or “free-standing SARs,” which are not granted in conjunction with a stock option. A SAR entitles the holder to receive from us, upon exercise, an amount equal to the excess, if any, of the aggregate fair market value of a specified number of our ordinary shares to which such SAR pertains over the aggregate exercise price for the underlying shares. The exercise price of a free-standing SAR may not be less than 100% of the fair market value of an ordinary share on the date of grant.
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
Restricted Stock
The Plan provides for the award of ordinary shares that are subject to forfeiture and restrictions on transferability to the extent permitted by applicable law and as set forth in the Plan, the applicable award agreement and as may be otherwise determined by our Board of Directors.
Following the Transfer, under the terms of the French Commercial Code, the Company is no longer permitted to grant restricted stock.
Restricted Stock Units (RSUs)
The Plan authorizes our Board of Directors to grant RSUs. RSUs are not ordinary shares and do not entitle the recipient to the rights of a shareholder, although the award agreement may provide for rights with respect to dividend equivalents. The recipient may not sell, transfer, pledge or otherwise encumber RSUs granted under the Plan prior to their vesting. RSUs may be settled in cash, ordinary shares or a combination thereof as provided in the applicable award agreement, in an amount based on the fair market value of an ordinary share on the settlement date.
Following the Transfer, the Board of Directors has exclusive power to make new grants of RSUs settled in shares and set their terms, in accordance with the French Commercial Code and as described above under “Administration” and “Eligibility”.

Performance-Based Restricted Stock Units (PSUs)
The Plan authorizes the Board of Directors to grant PSUs. The value of a PSU is conditioned upon the achievement of performance goals set by our Board of Directors in granting the PSUs and may be paid in cash, ordinary shares, other property or a combination thereof. Each PSU award is evidenced by an award agreement, which may contain terms relating to the termination of a participant’s employment.
Following the Transfer, the Board of Directors has exclusive power to make new grants of PSUs and set their terms, in accordance with the French Commercial Code and as described above under “Administration” and “Eligibility”.
Other Stock-Based Awards
The Plan provides for the award of ordinary shares and other awards that are valued by reference to our ordinary shares, including unrestricted stock, dividend equivalents and convertible debentures.
Following the Transfer, grants of other stock-based awards may only be made in accordance with the French Commercial Code.
Performance Goals
The Plan provides that performance goals may be established by our Board of Directors in connection with the grant of any award under the Plan.
Termination without Cause following a Change in Control
The Plan has a “double trigger” vesting provision in place for its awards. Upon a termination of employment by the Company without “cause” (as defined in the Plan) of a participant occurring upon or during the two years immediately following the date of a “change in control”, unless otherwise provided in the applicable award agreement, (i) all awards held by such participant will vest in full (in the case of any awards that are subject to performance goals, at target) and be free of restrictions, and (ii) any option or SAR held by the participant as of the date of the change in control that remains outstanding as of the date of such termination of employment may thereafter be exercised until (A) in the case of ISOs, the last date on which such ISOs would otherwise be exercisable or (B) in the case of nonqualified options and SARs, the later of (x) the last date on which such nonqualified option or SAR would otherwise be exercisable and (y) the earlier of (I) the second anniversary of such change in control and (II) the expiration of the term of such nonqualified option or SAR. With respect to new share-settled awards made following the Transfer, the Company’s ability to deliver shares is subject to the minimum vesting and, if applicable, holding period requirements set forth under the French Commercial Code, as described below.
Application of the French Commercial Code
Following the Transfer, the French Commercial Code applies to new share-settled awards and requires in particular that:
•awards be made by the Board of Directors, pursuant to an authorization of the shareholders which may be valid for a maximum of up to 38 months;
•the total number of shares subject to outstanding awards plus shares subject to a mandatory holding condition under French tax law (if any) may not exceed 15% of share capital, as measured on the relevant grant date (the French Commercial Code was amended in 2023 to increase this maximum from 10% to 15%);
•only officers (including the CEO), the Chairman of the Board of Directors and employees are eligible to receive share-settled awards (as described above under “Eligibility”); and
•persons holding more than 10% of the Company’s share capital before grant or as a result of the award are ineligible (following an amendment to the French Commercial Code in 2023, for the purpose of applying this cap, only shares owned directly for less than seven years are counted).
Pursuant to the French Commercial Code, awards are subject to a two-year minimum vesting period, or a one-year minimum vesting period followed by a mandatory one-year holding period, subject in both cases to exceptions for death and disability. The foregoing requirement pursuant to the French Commercial Code is satisfied with respect to awards under the Plan, which are subject to a minimum 36-month vesting period.

Amendments
Our Board of Directors or our Human Resources Committee may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation will be made that would materially impair the rights of a participant with respect to a previously granted award without such participant’s consent, unless such an amendment is made to comply with applicable law, including, without limitation, Section 409A of the Code, stock exchange rules or accounting rules. In addition, no such amendment will be made without the approval of the Company’s shareholders to the extent such approval is required by applicable law or the listing standards of the applicable stock exchange.
2023 Long-Term Incentive Plan
The 2023 Long-Term Incentive Plan (which we refer to as the “2023 LTIP”) had the same plan design as the previous year. For our executive officers, as well as for other selected employees, awards consisted of PSUs and RSUs. For other selected employees, awards consisted of RSUs only. These awards were granted on March 9, 2023, and are subject to a three-year cliff vesting period, subject to the participant’s continued service through the applicable vesting date, and for PSUs, certain market-related performance conditions being satisfied.
With regard to PSUs, for the purposes of computing the Constellium Total Shareholder Return (the “Constellium TSR”), (i) the stock price at the beginning of the performance period is deemed to be the average closing share price for the 20 trading days preceding the grant date, and (ii) the stock price at the end of the performance period is deemed to be the average closing share price for the 20 trading days preceding the third anniversary of the grant date. Constellium measures itself against a peer group consisting of the S&P MidCap 400 Materials Index and the S&P SmallCap 600 Materials Index (the “Comparator Group”), which represents approximately 60 constituents. The 20-day average starting point of a Constellium share for the March 9, 2023 grant date was $15.23. The level of achievement will be determined by comparing the Constellium TSR to the average of the TSRs of the two indices indicated above as follows:
•If the Constellium TSR is below the average of the two 25th percentile TSRs of the Comparator Group, no PSUs will vest
•If the Constellium TSR is at the average of the two 25th percentile TSRs of the Comparator Group, 25% of the target PSUs will vest
•If the Constellium TSR is at the average of the two median TSRs of the Comparator Group, 100% of the target PSUs will vest
•If the Constellium TSR is between the average of the two 25th percentile TSRs and the average of the two median TSRs of the Comparator Group, then the number of PSUs will be determined by linear interpolation on a straight line basis (between 25% and 100%)
•If the Constellium TSR is at or above the average of the two 75th percentile TSRs of the Comparator Group, 200% of the target PSUs will vest
•If the Constellium TSR is between the average of the two median TSRs and the average of the two 75th percentile TSRs of the Comparator Group, then the number of PSUs will be determined by linear interpolation on a straight line basis (between 100% and 200%)
•If the Constellium TSR is negative, the number of PSUs that vest will be capped at 100% of target

Consistent with the 2019 - 2022 Long-Term Incentive Plans, the 2023 LTIP contains a double trigger with respect to the vesting of RSUs and PSUs upon a change in control (i.e. shares do not automatically vest upon a change in control, as vesting requires two triggers: (i) change in control as well as (ii) termination of employment without cause or voluntary termination for good reason). In the event of such a double trigger being applied at any time prior to vesting, unvested RSUs and PSUs will be converted into cash-denominated rights that vest on the date of employment termination. For both RSUs and PSUs, the reference date for the share price will be the date immediately preceding the change in control. For PSUs, the rights will be based on the higher of (I) the base amount (i.e., at target) or (II) the measured TSR on the reference date.
For the 2023 LTIP, 701,945 PSUs at target (which can become 1,403,890 shares at maximum) and 645,675 RSUs were granted on March 9, 2023 and 56,301 RSUs on July 10, 2023. Under the 2023 LTIP, 113 participants were granted both PSUs and RSUs and an additional 142 participants were granted RSUs only. On December 31, 2023, 684,983 PSUs at target (which can become 1,369,966 shares at maximum) and 681,414 RSUs were outstanding. 109 participants held both PSUs and RSUs and an additional 138 participants held RSUs only.

For the 2022 LTIP, 603,023 PSUs at target (which can become 1,206,046 shares at maximum) and 556,360 RSUs were granted on March 10, 2022. Under the 2022 LTIP, 107 participants were granted both PSUs and RSUs and an additional 142 participants were granted RSUs only. On December 31, 2023, 543,863 PSUs at target (which can become 1,087,726 shares at maximum) and 506,179 RSUs were outstanding. 97 participants held both PSUs and RSUs and an additional 128 participants held RSUs only.
For the 2021 Long-Term Incentive Plan (the “2021 LTIP”), 614,555 PSUs at target (which can become 1,229,110 shares at maximum) and 534,499 RSUs were granted on May 11, 2021. Under the 2021 LTIP, 101 participants were granted both PSUs and RSUs and an additional 125 participants were granted RSUs only. On December 31, 2023, 568,333 PSUs at target (which can become 1,136,666 shares at maximum) and 476,777 RSUs were outstanding. 87 participants held both PSUs and RSUs and an additional 105 participants held RSUs only.
The PSUs granted in April 2020 achieved a TSR performance of 174% at vesting in April 2023. The company reduced the value of the 2020 Long-Term Incentive Plan grants by 30% as compared to the prior year, amidst the depressed stock price during the Covid-19 pandemic.
On December 31, 2023, under all our outstanding LTIPs, 3,461,549 RSUs and PSUs (which can become 5,258,728 shares at maximum) were outstanding. If all outstanding RSUs and PSUs were to vest at maximum, as of December 31, 2023, there would be 2,639,620 shares remaining available under the current shareholders’ authorization (i.e., the authorization of the shareholders’ meeting of May 11, 2021 expiring on July 10, 2024).
Employment and Service Arrangements
Constellium is party to employment or services agreements with each of its officers. In general, Constellium may terminate its officers’ employment or services for “cause” upon advance written notice, without compensation, for certain acts of the officer. Each officer may terminate his or her employment at any time upon advance written notice to Constellium. In the event that the officer’s employment or services is terminated by Constellium without cause or, in the case of certain executives, by him for “good reason,” the officer is entitled to certain payments as provided by applicable laws or collective bargaining agreements or as otherwise provided under the applicable employment or services agreements. Except for the foregoing, our officers are not entitled to any severance payments upon the termination of their employment or services for any reason.
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
Employment Agreement with Jean-Marc Germain
Jean-Marc Germain’s employment agreement is dated April 25, 2016 and provides that his annual base salary will be subject to review on an annual basis by the Board of Directors. Mr. Germain’s annual base salary for 2023 was $1,115,000 and has not been raised since 2020. The employment agreement provides for a target annual bonus of 120% of base salary, with a potential maximum annual bonus of 180% of base salary. In 2022, Mr. Germain’s target annual bonus was increased from 120% to 130% of base salary (equal to $1,449,500), and his potential maximum annual bonus was increased to 195% (equal to $2,174,250). In March 2023, Mr. Germain received an annual bonus payment of $1,966,979 in respect of 2022. In 2023, his target annual bonus was increased to 140% of base salary (equal to $1,561,000), and his potential maximum annual bonus was increased to 210% (equal to $2,341,500). Under his agreement, Mr. Germain may be granted equity compensation awards at the discretion of the Board of Directors. In March 2023, Mr. Germain was granted (a) 208,653 PSUs (which could earn up to a maximum of 417,306 shares) and (b) 106,438 RSUs. The PSUs could vest from 0% to 200% of the number of shares granted on the third anniversary of the grant date based on the satisfaction of achieving Total Shareholder Return performance goals, and his RSUs vest 100% on the third anniversary of the grant date, in each case subject to continued service.
If Mr. Germain is terminated without “cause” or he resigns for “good reason” (each as defined in the employment agreement), he will be entitled to receive, subject to his execution and non-revocation of a release of claims, cash severance equal to one time (or two times if such termination occurs within the 12-month period following a “change in control” (as defined in the employment agreement)) the sum of his annual base salary and target annual bonus, payable in installments. The employment agreement also includes perpetual confidentiality and mutual non-disparagement covenants and 12-month post-termination non-competition and non-solicitation covenants.
Employment Agreement with Jack Guo
Jack Guo’s employment agreement is dated as of March 31, 2023, and was entered into when he was promoted to Chief Financial Officer, effective April 1, 2023. The employment agreement provides for an annual base salary of $525,000 (which will be reviewed once per year commencing in 2024), a target annual bonus of 75% of base salary (equal to $393,750), and a maximum potential annual bonus of 112.5% of base salary (equal to $590,625). For 2023, his annual bonus was calculated based on (i) his prior position held from January 1 to March 31, and (ii) his position and compensation as Chief Financial Officer held from April 1 to December 31, 2023. In connection with his promotion in March 2023, Mr. Guo was granted (a) 37,937 PSUs (which could earn up to a maximum of 75,874 shares) and (b) 19,352 RSUs. The PSUs could vest from 0% to 200% of the number of shares granted on the third anniversary of the grant date based on the satisfaction of achieving Total Shareholder Return performance goals, and RSUs vest 100% on the third anniversary of the grant date, in each case subject to continued service.
If Mr. Guo is terminated without “cause” or he resigns for “good reason” (each as defined in the employment agreement), he will be entitled to receive, subject to his execution and non-revocation of a release of claims, (a) cash severance in an amount equal to the sum of his annual base salary and target annual bonus, payable in equal installments over 12 months, and (b) up to six months of COBRA coverage paid by Constellium. The employment agreement also includes a perpetual confidentiality covenant and 12-month post-termination non-competition and non-solicitation covenants. If Mr. Guo’s employment is terminated without “cause”, he will be offered an additional amount equal to 50% of the sum of his annual base salary and target annual bonus paid to him in the 12 months prior to his termination, to be paid in installments, in consideration for his agreeing to not compete.
Employment and Separation Agreements with Peter Matt
Peter Matt’s employment agreement was dated as of October 26, 2016, and provided that his annual base salary would be subject to review on an annual basis. The employment agreement with Mr. Matt provided for an annual base salary of $700,000 per year until March 31, 2022 ($728,000 per year as of April 1, 2022), a target annual bonus of 90% of base salary (equal to $655,200), and a maximum annual bonus of 135% of base salary (equal to $982,800). Mr. Matt received a payment of $836,694 in 2023 in respect of his 2022 annual bonus and was not granted any equity awards in 2023.
Mr. Matt’s employment with Constellium terminated on April 8, 2023. In connection with his termination, Mr. Matt entered into a separation and release of claims agreement providing for a lump sum payment of $175,917 (representing his prorated annual bonus through April 8, 2023). In light of his strong performance and extensive transition and support, Mr. Matt was granted good leaver status by the Board for the treatment of his outstanding equity awards. As such, Mr. Matt’s 2022 and 2021 LTIP grants were prorated for his time worked at Constellium and will vest upon completion of the performance cycle based on stock performance over the respective periods. All other unvested shares were forfeited. Mr. Matt’s 2020 LTIP grants vested in full prior to his termination, and no equity awards were granted to Mr. Matt in 2023. The separation and release of claims agreement also contains a covenant not to sue, a perpetual non-disparagement covenant and 12- month non-competition and non-solicitation (of employees and customers) covenants.
Offer and Promotion Letters with Ingrid Joerg
Ingrid Joerg originally entered into an offer letter on November 15, 2014, in connection with her commencement of employment with Constellium. On July 24, 2023, she entered into an addendum to her offer letter when she was promoted to Executive Vice President and Chief Operating Officer, BU President for Packaging & Automotive Rolled Products and Interim President of Automotive Structures & Industry, effective September 1, 2023, which provides that her annual base salary will be CHF 850,000 per year (which will be reviewed once per year, with the next review to occur in April 2024), a target annual bonus of 90% of base salary (equal to CHF 765,000), and a maximum annual bonus of 135% of base salary (equal to CHF 1,147,500). She will continue to be eligible to participate in the LTIP. In March 2023, Ms. Joerg was granted (a) 35,566 PSUs (which could earn up to a maximum of 71,132 shares) and (b) 18,143 RSUs. The PSUs could vest from 0% to 200% of the number of shares granted on the third anniversary of the grant date based on the satisfaction of achieving Total Shareholder Return performance goals, and RSUs vest 100% on the third anniversary of the grant date, in each case subject to continued service. In addition, on July 10, 2023, in connection with her promotion, Ms. Joerg was granted 56,301 RSUs which vest 100% on the third anniversary of the grant date, subject to continued service.

If Ms. Joerg is terminated without “cause” or she resigns for “good reason” (each as defined in the employment contract), she will be entitled to receive severance equal to 12 months of her current annual base salary. Her initial employment contract also includes a perpetual confidentiality covenant and 18-months post-termination non-competition and non-solicitation covenants. If Ms. Joerg’s employment is terminated without “cause” or she resigns and Constellium decides to apply the aforementioned restrictive covenants, Ms. Joerg will be offered an additional amount equal to (a) in the case of her resignation, 50% of her average compensation (including annual base salary, annual bonus award, if any, and afferent vacation pay paid to her in the 12 months prior to her termination), or (b) in the case of her termination without “cause”, 60% of her average compensation (including gross base salary, annual bonus award, if any, and afferent vacation pay paid to her in the 12 months prior to her termination), in each case paid in installments in consideration for her agreeing to not compete.

C.	Board Practices
Our Board of Directors currently consists of 12 directors, less than a majority of whom are citizens or residents of the United States. In 2023, the Board held eight meetings with approximately 92% director attendance at all meetings.
Upon the effectiveness of the Transfer on December 12, 2019, the Company ceased to be governed by the laws of the Netherlands but instead became governed by the laws of France and the Articles of Association that became effective upon the Transfer. The Transfer resulted in changes to the rights of shareholders and the governance of the Company.
Directors
In France, a company organized as a "Societas Europaea" can have a two-tier board structure: a management board comprising managing directors (Directoire) and a supervisory board comprising the non-executive directors (Conseil de Surveillance), or a single-tier board of directors (Conseil d’Administration). The single-tier board of directors of such French company will be comprised of non-executive directors and, if any, executive directors (see “Management” below).
Under French law, the board of directors supervises the management of the executive officers, sets the guidelines for the company’s activities and oversees their implementation. Subject to the powers expressly assigned by law to the shareholders’ meetings and within the limit of the corporate purpose, the board of directors hears any issue relevant to the company’s operation and, by means of its deliberations, settles the matters of concern to it, taking into consideration the social and environmental impact of the company’s activity. The board of directors proceeds with the controls and checks what it deems advisable. Moreover, the board of directors exercises the special powers conferred on it by law.
We currently have a single-tier Board of Directors consisting of one executive director (the CEO) and eleven non-executive directors, two of which are employee directors. For a listing of the current terms of service of our Directors, see “A. Directors and Senior Management” above.
Under French law, each director has a duty towards the company to properly perform his/her duties. Furthermore, each director has a duty to act in the corporate interest of the company.
The corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.
The company is bound vis-à-vis third parties by the actions of its board of directors, even if such actions are not in line with the corporate purpose, unless it can be proven that the third party knew that the action exceeded that purpose or that the third party could not have been unaware of such excess in light of the circumstances; publication of the articles of association (which, under French law, include description of the corporate purpose) does not per se constitute such proof.
Any board resolution regarding a change in the company’s Articles of Association requires shareholders’ approval. The board of directors may decide in its sole discretion, within the confines of French law and the Articles of Association, to incur additional indebtedness subject to any contractual restrictions pursuant to existing financing arrangements.
Under French law, there is no obligation for directors to hold shares in the company unless required by the articles of association. According to our Articles of Association, there is no such obligation. However, the Company adopted internal Share Ownership Guidelines (SOGs) to encourage minimum levels of the Company’s share ownership by its executive director (CEO) and by those of its non-executive directors who receive compensation in such capacity. For further information on the SOGs, you may refer to “Item 6. Directors, Senior Management and Employees—B. Compensation”.

Management
Following the Transfer, our Board of Directors has maintained the separation of the functions of Chairman of the Board of Directors (Président du conseil d’administration) and Chief Executive Officer (Directeur Général).
The Chief Executive Officer is appointed by the board of directors and may (but is not required to) be a director. He or she is vested with the broadest powers to act in all circumstances in the company’s name. He or she exercises his or her powers within the scope of the corporate purpose and subject to those that the law expressly assigns to shareholders' meetings and the board of directors.
He or she represents the company in its relations with third parties. The company is bound vis-à-vis third parties by the actions of its Chief Executive Officer, even if such actions are not in line with the corporate purpose, unless it can be proven that the third party knew that the action exceeded that purpose or that the third party could not have been unaware of such excess in light of the circumstances; publication of the articles of association (which, under French law, include description of the corporate purpose) does not per se constitute such proof.
According to our Articles of Association, our Chief Executive Officer shall not be more than seventy years of age. If our Chief Executive Officer reaches that age limit, he or she shall be considered to have resigned. However, his or her term of office shall be extended until the next meeting of the Board of Directors during which a new Chief Executive Officer shall be appointed.
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
In agreement with the Chief Executive Officer, the Board of Directors shall define the scope and duration of the powers conferred on the Deputy Chief Executive Officer(s). The Board of Directors shall define such Deputy Chief Executive Officer’s additional compensation. If a Deputy Chief Executive Officer is a director, his or her duties as Deputy Chief Executive Officer cannot outlast his or her directorship.
With regard to representation vis-à-vis third parties, Deputy Chief Executive Officers may have the same powers as the Chief Executive Officer. The number of Deputy Chief Executive Officers may not exceed five at the same time.
Director Terms and Remuneration
Under French law, a director of a company is appointed for a maximum term of six years. In practice, the articles of association set the directors’ precise term. According to our Articles of Association, the term of office of the directors is three years and can be renewed without limitation. Directors may be appointed for a shorter term so that the renewal of the directors’ terms of office may be spread out over time.
According to our Articles of Association, the number of directors who are more than seventy-five years old may not exceed one third of the directors in office and, if this limit is exceeded during the terms of office, the oldest director shall automatically be considered to have resigned at the close of the next general meeting.
The board of directors determines the remuneration of executive directors (i.e. the CEO (“Directeur Général”) and, if any, Deputy Chief Executive Officers (“Directeurs Généraux Délégués”), who may (but are not required to) be directors). French law does not provide for any specific rules on remuneration of executive directors for French companies not listed on an EU-regulated market. Executive directors may be granted free shares and stock options of the Company.
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
Under French law, an employee director may be removed from office only in case of a fault in the performance of the directorship, by decision of the president of a French court (Tribunal Judiciaire), at the request of the majority of directors.
An executive corporate officer appointed by the board of directors (CEO (Directeur Général) or, if any, deputy chief executive officer (Directeur Général Délégué)) can have his or her executive duties suspended at any time by the board of directors. If such executive corporate officer is also a director, he or she will remain non-executive director as his or her duties as a director can only be removed by a shareholders’ meeting.
Director Election and Vacancies
Under French law, new members of the board of directors of a company are appointed by the general meeting of shareholders by a simple majority. The board of directors which convenes the shareholders’ meeting proposes candidates; shareholders may also propose candidates under certain conditions. The shareholders at the meeting may vote for other candidates than those proposed on the agenda, by a simple majority.
Vacancies on the board of directors occurring between shareholders’ meetings may be filled at a board meeting by a majority of the remaining directors, subject to ratification at the next shareholders’ meeting.
According to our Articles of Association, the first employee director is appointed by the French Group Works Council and the second by the European Works Council. In the event of a vacancy in a seat of an employee director, the vacant seat is filled in by an employee designated in the same way as the replaced employee director.
Conflict of Interest Transactions
Pursuant to French law and the Articles of Association, any agreement between (directly or through an intermediary) a company and any of its directors, its executive corporate officers (“Directeur Général” or any “Directeur Général Délégué”), its shareholders holding more than 10% of its voting rights or companies controlling such shareholders, that is not entered into (i) in the ordinary course of business and (ii) under normal terms and conditions, is subject to a prior authorization of the board of directors, excluding the participation and vote of the interested director. Such agreement is also subject to approval at the next ordinary shareholders’ meeting (by a simple majority), excluding the votes of any interested persons. The foregoing requirements also apply to agreements between the company and another entity if one of the company’s directors, or executive corporate officers (“Directeur Général” or any “Directeur Général Délégué”) is an owner, a general partner, manager, director, general manager, member of the executive or supervisory board of the other entity, as well as to agreements in which one of the company’s directors, executive corporate officers (“Directeur Général” or any “Directeur Général Délégué”), shareholders holding more than 10% of its voting rights or companies controlling such shareholders has an indirect interest. If the transaction has not been pre-approved by the board of directors, then it can be nullified if it has prejudicial consequences for the company. If an agreement is not then approved by the shareholders, then the interested person may be held liable for any prejudicial consequences for the company of the unapproved transaction; such transaction will nevertheless remain valid unless it is nullified in case of fraud. Aside from the above rule, there are no specific provisions prohibiting conflicted directors to participate or vote at board meetings. However, as a general rule, directors must act in the interest of the company.
Action by Written Consent and Quorum Requirements
According to French law and the Articles of Association, certain decisions of the Board of Directors may be adopted in writing. These decisions include interim appointment of directors, authorization of certain security interests and guarantees, amendment of the articles of association to comply with legal provisions, convening of shareholder meetings and decisions to transfer the registered office within the same department. According to French law and our Articles of Association, a director may grant another director a proxy to represent him or her at a meeting of the board of directors. No director can hold more than one proxy at any meeting.

According to French law and the Articles of Association, for the board’s deliberations to be valid, more than half of the board members must be present or represented. The board of directors’ decisions shall be taken by a majority vote; if the votes are tied, the chairman’s vote shall be decisive.
Board Composition and Diversity
According to Article L. 225-17 of the French Commercial Code, the appointment of members of the board of directors must seek to achieve a balanced representation of men and women. As of December 31, 2023, our Board of Directors is comprised of twelve members, five of whom are women.
Also, under French law, if the number of permanent employees of a company exceeds 1,000 (including its direct and indirect French subsidiaries) or 5,000 (including its direct and indirect subsidiaries worldwide) for two consecutive fiscal years, an amendment of the articles of association may be required for the board of directors to include at least two directors representing the employees (in companies having more than eight directors) or at least one director representing the employees (in companies having no more than eight directors). Following the amendment by the Company’s Annual General Meeting held on May 11, 2021 of our Articles of Association to allow for such appointment, two employees of the Group were appointed to our Board of Directors by, respectively, the French Group Works Council and the European Works Council.
Chairman of the Board
Pursuant to French law, companies with a single-tier board of directors can choose between the separation of functions of the chairman of the board of directors (Président du conseil d'administration) and chief executive officer (Directeur Général) of the company and the aggregation of such duties. According to our Articles of Association, our Board of Directors can decide to separate, or not separate, the functions of the Chairman of the Board of Directors and Chief Executive Officer.
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
According to our Articles of Association, our Chairman of the Board cannot be older than seventy-five years. If our Chairman of the Board reaches this age limit during his or her term as Chairman, he or she is automatically deemed to have resigned from such position. His or her mandate would extend however, until the next meeting of the Board of Directors during which his or her successor is appointed. Subject to this provision, the Chairman of the Board is always eligible for re-election.
Director Independence
Under French law, there are no director independence requirements for French companies not listed on an EU-regulated market, so we defer to the NYSE requirements. As a foreign private issuer under the NYSE rules, we are not required to have independent Directors on our Board, except to the extent that our Audit Committee is required to consist of independent Directors. However, our Board has determined that, under current NYSE listing standards regarding independence (which we are not currently subject to), and taking into account applicable committee standards, as of December 31, 2023, Messrs. Brandjes, Deslarzes, Ormerod, Puig, and Blot and Mmes. Boccon-Gibod, Brooks, Browne, and Walker are deemed independent directors. Under these standards, Mr. Germain is not deemed independent as he serves as the CEO of the Company, and Mr. Verdier and Ms. Weiler are not deemed independent as they are employees of the Group.
Committees
Under French law, the board of directors may appoint from its members one or more special committees, for which the board sets the composition and powers and which carry out their activity under the board’s responsibility. Each committee shall report on its missions at the meetings of the board of directors. Our Board of Directors has currently four committees: the Audit Committee, the Human Resources Committee, the Nominating and Governance Committee and the Safety and Sustainability Committee.

Audit Committee
As of December 31, 2023, our Audit Committee consisted of four independent directors under the NYSE requirements: Lori Walker (Chair), Isabelle Boccon-Gibod, Christine Browne and John Ormerod. Our Board has determined that at least one member is an “audit committee financial expert” as defined by the SEC and also meets the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act. The Audit Committee held eight meetings in 2023, with 100% director attendance at all meetings.
The principal duties and responsibilities of our Audit Committee are to oversee and monitor the following:
•our financial reporting process and internal control system;
•the integrity of our consolidated financial statements, and disclosure matters;
•the independence, qualifications and performance of our independent auditors;
•the performance of our internal audit function;
•financial and other significant risk exposure; and
•our compliance with legal, ethical and regulatory matters.
Human Resources Committee
As of December 31, 2023, our Human Resources Committee consisted of four directors: Martha Brooks (Chair), Christine Browne, Jean-Christophe Deslarzes, and Jean-Philippe Puig. The Human Resources Committee held five meetings in 2023, with 95% director attendance at all meetings.
The principal duties and responsibilities of our Human Resources Committee are:
•to review and make recommendations to the Board with respect to our compensation philosophy, policies and structure and with respect to our annual incentive compensation and equity-based compensation plans;
•to review the compensation of, and reimbursement policies for, members of the Board;
•to review and approve the corporate goals, performance and compensation structure of our Chief Executive Officer;
•to review and approve the compensation structure for all employees who report directly to our Chief Executive Officer;
•to oversee our critical strategic or major human capital issues, including amongst other items, diversity and inclusion, employment engagement surveys and talent development programs; and
•to oversee the selection of officers and management succession planning.
Nominating and Governance Committee
As of December 31, 2023, our Nominating and Governance Committee consisted of five directors: John Ormerod (Chair), Isabelle Boccon-Gibod, Michiel Brandjes, Jean-Christophe Deslarzes and Lori Walker. The Nominating and Governance Committee held four meetings in 2023, with 100% director attendance at all meetings.
The principal duties and responsibilities of the Nominating and Governance Committee are:
•to establish criteria for Board and committee membership and recommend to our Board proposed nominees for election to the Board and for membership on committees of our Board;
•to conduct succession planning for the Chair of the Board, and for the Chief Executive Officer;
•to make recommendations to our Board regarding Board governance matters and practices;
•to oversee the annual self-assessment of the Board and its committees; and
•to review Board corporate governance matters, including conflicts of interest, related party matters and director independence.
Safety and Sustainability Committee
As of December 31, 2023, our Safety and Sustainability Committee consisted of four directors: Michiel Brandjes (Chair), Emmanuel Blot, Martha Brooks and Jean-Philippe Puig. The Safety and Sustainability Committee held four meetings in 2023, with 100% director attendance at all meetings.

The principal duties and responsibilities of the Safety and Sustainability Committee are:
•to review periodically the Company’s policies, practices and programs with respect to the overall management of safety and sustainability matters, including climate change and environmental matters;
•to oversee the implementation and effectiveness of the Company’s employee safety risk-management procedures, policies, practices, programs and initiatives;
•to review the Company’s record of compliance with laws, regulations and Company policies relating to safety and sustainability matters; and
•to work with and advise the other Board committees in areas that come within the mandate of such committees and that also are part of the Company’s sustainability initiatives.

D.	Employees
As of December 31, 2023, we employed approximately 12,000 employees, including approximately 600 fixed-term contractors as well as approximately 300 apprentices. In addition, we contracted with approximately 650 temporary workers. Approximately 90% of our employees were engaged in production and maintenance activities and approximately 10% were employed in support functions. Approximately 34% of our employees were employed in France, 26% in the United States, 20% in Germany, 6% in Switzerland, and 14% in Eastern Europe and other regions, which percentages are comparable to the distribution of employees geographically in 2022.
A vast majority of non-U.S. employees and approximately 50% of U.S. employees are covered by collective bargaining agreements. These agreements are negotiated on site, regionally or on a national level, and are of different durations.

E.	Share Ownership
Information with respect to share ownership of members of our Board of Directors and our senior management is included in “Item 7. Major Shareholders and Related Party Transactions.”
Equity Incentive Plans
The Company has adopted the Constellium 2013 Equity Plan and the 2023 LTIP thereunder pursuant to which certain of our directors, executive officers and employees are currently eligible to receive equity awards. See “—Constellium SE 2013 Equity Incentive Plan” and “— 2023 Long-Term Incentive Plan” above.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth the major shareholders of Constellium SE as known by us or ascertained from public filings made by our major shareholders (each person or group of affiliated persons who is known to be the beneficial owner of more than 5% of ordinary shares) and the number and percentage of ordinary shares owned by each such shareholder, in each case as of March 15, 2024.
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

The beneficial ownership percentages in this table have been calculated on the basis of the total number of ordinary shares.

Name of beneficial owner	Number of ordinary shares		Beneficial ownership percentage
Caisse des Dépôts (f/k/a Caisse des Dépôts et Consignations), Bpifrance Participations S.A., Bpifrance S.A. (f/k/a BPI-Groupe), EPIC Bpifrance (f/k/a EPIC BPI-Groupe)	16,393,903	(1)	11.2%
T. Rowe Price Investment Management, Inc.	14,934,464	(2)	10.2%
FMR LLC	14,643,776	(3)	10.0%
Janus Henderson Group plc	10,353,296	(4)	7.1%
BlackRock, Inc.	10,326,849	(5)	7.0%
Directors and Senior Management
Michiel Brandjes	52,000	(6)	*
John Ormerod	24,243	(7)	*
Lori A. Walker	35,044	(8)	*
Martha Brooks	144,641	(9)	*
Isabelle Boccon-Gibod	15,000	(10)	*
Christine Browne	10,675	(11)	*
Jean-Christophe Deslarzes	18,151	(12)	*
Jean-Philippe Puig	21,800	(13)	*
Jean-François Verdier	41	(14)	*
Wiebke Weiler	—	(15)	*
Emmanuel Blot	—	(16)
Jean-Marc Germain	1,546,169	(17)	*
Jack Guo	57,691	(18)	*
Ingrid Joerg	162,032	(19)	*
Philippe Hoffmann	70,141	(20)	*
Alexandra Bendler	—	(21)	*
___________
*Represents beneficial ownership of less than 1%.
(1)This information is based on a Schedule 13D/A filed with the SEC on August 10, 2023. Bpifrance Participations S.A. (“BPI”) holds directly 16,393,903 ordinary shares of the Company. As of the date listed above, neither Bpifrance S.A., Caisse des Dépôts (“CDC”) nor EPIC Bpifrance (“EPIC”) holds any ordinary shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 16,393,903 ordinary shares of the Company, indirectly through its sole ownership of BPI. CDC and EPIC may be deemed to be the beneficial owners of 16,393,903 ordinary shares of the Company, indirectly through their joint ownership and control of Bpifrance S.A. The principal address for CDC is 56, rue de Lille, 75007 Paris, France and for BPI, Bpifrance S.A. and EPIC is 27-31 avenue du Général Leclerc, 94700 Maisons-Alfort, France.
(2)This information is based on a Schedule 13G/A filed with the SEC on February 14, 2024 reporting beneficial ownership as of December 31, 2023. T. Rowe Price Investment Management, Inc. has sole dispositive power with respect to 14,934,464 ordinary shares and sole voting power with respect to 4,944,670 ordinary shares. The principal business address of T. Rowe Price Investment Management, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.
(3)This information is based on a Schedule 13G filed with the SEC on February 9, 2024 reporting beneficial ownership as of December 31, 2023. FMR LLC has sole dispositive power with respect to 14,643,776 ordinary shares and sole voting power with respect to 14,642,537 ordinary shares. The principal business address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(4)This information is based on a Schedule 13G/A filed with the SEC on February 13, 2024 reporting beneficial ownership as of December 31, 2023. Janus Henderson Group plc (“Janus Henderson”) has shared dispositive power with respect to 10,353,296 ordinary shares and shared voting power with respect to 10,353,296 ordinary shares. Janus Henderson has a 100% ownership stake in Janus Henderson Investors U.S. LLC (“JHIUS”), Janus Henderson Investors UK Limited (“JHIUKL”) and Janus Henderson Investors Australia Institutional Funds Management Limited (“JHIAIFML”), (each an “Asset Manager” and collectively as the “Asset Managers”). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, JHIUS may be deemed to be the beneficial owner of 10,353,296 ordinary shares or 7.1% of the shares outstanding of Constellium Ordinary Shares held by such Managed Portfolios. However, JHIUS does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. Janus Henderson Contrarian Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed Portfolios to which JHIUS provides investment advice. The principal business address of Janus Henderson Group plc is 201 Bishopsgate, EC2M 3AE, United Kingdom, and the principal business address of Janus Henderson Contrarian Fund is 151 Detroit Street, Denver, Colorado 80206.
(5)This information is based on a Schedule 13G/A filed with the SEC on February 6, 2024 reporting beneficial ownership as of December 31, 2023. BlackRock, Inc. has sole dispositive power with respect to 10,326,849 ordinary shares and sole voting power with respect to 10,133,594 ordinary shares. The principal business address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.
(6)Consists of 52,000 ordinary shares held directly by Mr. Brandjes.
(7)Consists of 17,620 ordinary shares held directly by Mr. Ormerod, and 6,623 ordinary shares held indirectly in a self-employed pension trust.
(8)Consists of 35,044 ordinary shares held directly by Ms. Walker.
(9)Consists of 144,641 ordinary shares, including: (i) 42,641 shares held directly by Ms. Brooks, as well as 22,000 shares held indirectly by Ms. Brooks in her husband's brokerage account for which she is the beneficiary, and (ii) 80,000 ordinary shares indirectly held by Ms. Brooks through a family limited partnership for which she has shared voting power and shared dispositive power. Out of the 80,000 shares held by Ms. Brooks through the family limited partnership, Ms. Brooks has beneficial ownership of 14,480 of such shares and her husband has beneficial ownership of 1,920 shares for which she is the beneficiary, and she disclaims beneficial ownership of 63,600 shares because she does not have the right to receive proceeds from the sale of, or dividends with respect to such shares.
(10)Consists of 15,000 ordinary shares held directly by Ms. Boccon-Gibod.
(11)Consists of 10,675 ordinary shares held directly by Ms. Browne.
(12)Consists of 18,151 ordinary shares held directly by Mr. Deslarzes.
(13)Consists of 21,800 ordinary shares held directly by Mr. Puig.
(14)Consists of 41 ordinary shares held directly by Mr. Verdier and no RSUs or PSUs were granted in 2023.
(15)No ordinary shares are held by Ms. Weiler and no RSUs or PSUs were granted in 2023.
(16)No ordinary shares are held by Mr. Blot.
(17)Consists of 1,546,169 ordinary shares held by Mr. Germain, including 846,169 held directly, 350,000 ordinary shares held directly through the JMG Irrevocable Trust, and 350,000 ordinary shares held indirectly through the FG Irrevocable Trust, for which he is a beneficiary. Excludes the remaining portions of previous grants: 175,540 ordinary shares underlying unvested PSUs that could vest on May 11, 2024, ranging from 0% to 200% of target subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period and 89,547 ordinary shares underlying unvested RSUs that will vest on May 11, 2024, subject to continued service; 158,858 ordinary shares underlying unvested PSUs that could vest on March 10, 2025, ranging from 0% to 200% of target subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period and 81,037 ordinary shares underlying unvested RSUs that will vest on March 10, 2025, subject to continued service; 208,653 ordinary shares underlying unvested PSUs that could vest on March 9, 2026, ranging from 0% to 200% of target, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period and 106,438 ordinary shares underlying unvested RSUs that will vest on March 9, 2026, subject to continued service.
(18)Consists of 57,691 ordinary shares held by Mr. Guo. Excludes the remaining portions of previous grants: 5,261 ordinary shares underlying unvested PSUs that could vest on May 11, 2024, ranging from 0% to 200% of target subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period and 4,984 ordinary shares underlying unvested RSUs that will vest on May 11, 2024, subject to continued service; 6,557 ordinary shares underlying unvested PSUs that could vest on March 10, 2025, ranging from 0% to 200% of target subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period and 6,212 ordinary shares underlying unvested RSUs that will vest on March 10, 2025, subject to continued service; 37,937 ordinary shares underlying unvested PSUs that could vest on March 9, 2026, ranging from 0% to 200% of target, subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period and 19,352 ordinary shares underlying unvested RSUs that will vest on March 9, 2026, subject to continued service.
(19)Consists of 162,032 ordinary shares held directly by Ms. Joerg. Excludes the remaining portions of previous grants: 30,748 ordinary shares underlying unvested PSUs that could vest May 11, 2024, ranging from 0% to 200% of target on subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period and 15,686 ordinary shares underlying unvested RSUs that will vest on May 11, 2024, subject to continued service; 27,897 ordinary shares underlying unvested PSUs that could vest on March 10, 2025, ranging from 0% to 200% of target subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period and 14,231 ordinary shares underlying unvested RSUs that will vest on March 10, 2025, subject to continued service; 35,566 ordinary shares underlying unvested PSUs that could vest on March 9, 2026, ranging from 0% to 200% of target subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period and 18,143 ordinary shares underlying unvested RSUs that will vest on March 9, 2026, subject to continued service; 56,301 ordinary shares underlying unvested RSUs that will vest on July 10, 2026, subject to continued service.
(20)Consists of 70,141 ordinary shares held directly by Mr. Hoffmann. Excludes the remaining portions of previous grants: 30,748 ordinary shares underlying unvested PSUs that could vest on May 11, 2024, ranging from 0% to 200% of target subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period and 15,686 ordinary shares underlying unvested RSUs that will vest on May 11, 2024, subject to continued service; 27,897 ordinary shares underlying unvested PSUs that could vest on March 10, 2025, ranging from 0% to 200% of target subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period and 14,231 ordinary shares underlying unvested RSUs that will vest on March 10, 2025, subject to continued service; 35,566 ordinary shares underlying unvested PSUs that could vest on March 9, 2026, ranging from 0% to 200% of target subject to continued service and certain market-related performance conditions being satisfied at the end of the three-year vesting period and 18,143 ordinary shares underlying unvested RSUs that will vest on March 9, 2026, subject to continued service.
(21)No ordinary shares are held by Mrs. Bendler.
None of our principal shareholders have voting rights different from those of our other shareholders.
The registrar and transfer agent for our Company reported that, as of December 31, 2023, 146,809,325 of our ordinary shares were held by three holders of record in the United States.

B.	Related Party Transactions
Amended and Restated Shareholders Agreement
The Company, Apollo Omega, Rio Tinto and BPI entered into an amended and restated shareholders agreement on May 29, 2013 (the “Shareholders Agreement”). The Shareholders Agreement terminated with respect to Apollo Omega and Rio Tinto in connection with certain of their respective sales of our ordinary shares. The Shareholders Agreement provides for, among other things, piggyback registration rights and demand registration rights for BPI for so long as BPI owns any of our ordinary shares.
In addition, the Shareholders Agreement provides that, except as otherwise required by applicable law, BPI will be entitled to designate for binding nomination one director to our Board of Directors so long as its percentage ownership interest is equal to or greater than 4% or it continues to hold all of the ordinary shares it subscribed for at the closing of the acquisition (such share number adjusted for the pro rata share issuance). Any such nominee director will be elected by our shareholders acting at a general meeting upon a binding nomination by the Board of Directors. Under the Shareholders Agreement, the Company also agreed to share financial and other information with BPI to the extent reasonably required to comply with its tax, investor or regulatory obligations and with a view to keeping BPI properly informed about the financial and business affairs of the Company. The Shareholders Agreement contains provisions to the effect that BPI is obliged to treat all information provided to it as confidential, and to comply with all applicable rules and regulations in relation to the use and disclosure of such information. Pursuant to the Shareholders Agreement, Mr. Blot was designated by BPI as a nominee, and was then appointed by the shareholders to serve as a director of the Company in June 2022. Mr. Blot joined Bpifrance Investissement in 2012, and is currently Investment Director and Head of the Listed Investments Practice - Large Cap.
Other Related Party Transactions
Bpifrance Investissement is a subsidiary of BPI, which is a wholly owned subsidiary of Bpifrance S.A. (f/k/a BPI Groupe), a French financial institution jointly owned and controlled by the Caisse des Dépôts, a French special public entity (établissement special) and EPIC Bpifrance (f/k/a EPIC BPI-Groupe), a French public institution of industrial and commercial nature. As of March 15, 2024, BPI owns approximately 11.2% of the Company’s outstanding ordinary shares. On March 28, 2018, Bpifrance Financement, then an affiliate of Bpifrance Investissement and of BPI, entered into a revolving credit facility with Constellium Issoire (f/k/a Constellium France) for an aggregate amount of €10 million for the purpose of financing various investments, subject to a commitment fee of 1% per year. The maximum amount of authorized ceiling was set to be reduced each quarter by €833,333.33. Any amount drawn under this facility was set to bear interest at a rate equal to 3 months Euribor (with a floor of 0%) plus 2.5%. The facility could be drawn upon from time to time. On December 31, 2021, this facility expired in accordance with its contractual terms.
On May 13, 2020, one of our French entities, Constellium International S.A.S., entered into a fully committed term loan facility with a syndicate of banks (the “PGE French Facility”) for an aggregate amount of up to €180 million, of which 80% was guaranteed by the French State. Bpifrance Financement, then an affiliate of Bpifrance Investissement and of BPI, provided €30 million of the PGE French Facility. The PGE French Facility was repaid at its maturity in May 2022. For further information on the PGE French Facility, please refer to “Item 10. Additional Information—C. Material Contracts—PGE French Facility”.
From time to time, our French subsidiaries may receive funding or grants from the French State made under framework regimes to support French businesses. In connection with these framework regimes, the French State may assign Bpifrance S.A., parent of BPI, currently our largest shareholder, with administering and distributing, in the name and on behalf of, or for the account of, the French State, the grants or funding made by the French State to these French businesses. Decisions under these regimes are made by the French State and not by Bpifrance S.A., nor any of its affiliates.

C.	Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information
Our Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 are included in this Annual Report at “Item 18. Financial Statements.”
Legal Proceedings
Legal proceedings are disclosed in “Item 4. Information on the Company—B. Business Overview—Litigation and Legal Proceedings.”

Dividend Policy
Our Board of Directors periodically explores the potential adoption of a dividend program; however, no assurances can be made that any future dividends will be paid on the ordinary shares. Any proposal of our Board of Directors to declare and pay future dividends to holders of our ordinary shares will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory future prospects and contractual restrictions applying to the payment of dividends and other considerations that our Board of Directors deems relevant.
Under French law, dividends are approved by the shareholders’ meeting. All calculations to determine the amounts available for dividends or other distributions will be based on our statutory financial statements which are, as a holding company, different from our consolidated financial statements and which are prepared in accordance with French GAAP because we are a French company. Dividends may only be paid by a French Societas Europaea out of “distributable profits,” plus any distributable reserves and “distributable premium” that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.
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
Except in the case of a share capital reduction, no distribution can be made to the shareholders when the net equity is, or would become, lower than the amount of the share capital plus the reserves which cannot be distributed in accordance with the law or the articles of association.
Dividends may be paid in cash or, if the shareholders’ meeting so decides, in kind; provided that all the shareholders receive a whole number of assets of the same nature paid in lieu of cash.
Our Articles of Association provide that each shareholder may be given the choice to receive his or her dividend in cash or in shares subject to a decision of the shareholders’ meeting taken by ordinary resolution.
Under French law, the board of directors may distribute interim dividends before the approval by the shareholders of the financial statements for the relevant fiscal year when the interim balance sheet, established during or at the close of such year and certified by the auditors, reflects that the company has earned distributable profits since the close of the previous fiscal year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by French law or articles of association, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.
Generally, we rely on dividends paid to Constellium SE, or funds otherwise distributed or advanced to Constellium SE by its subsidiaries to fund the payment of dividends, if any, to our shareholders. In addition, restrictions contained in the agreements governing our outstanding indebtedness may limit our ability to pay dividends on our ordinary shares and the ability of our subsidiaries to pay dividends to us. Future indebtedness that we may incur may contain similar restrictions.
According to our Articles of Association, distributions payable in cash shall be approved in euros and paid (i) in euros for all the holders of shares under the French Register and (ii) in USD for all the holders of shares under the U.S. Register. For the purposes of the payment of the dividend in dollars, the general shareholders’ meeting or, as the case may be, our Board of Directors, shall set the reference date to be considered for the EUR/USD exchange rate.
Cash dividends and other distributions that have not been collected within five years after the date on which they became due and payable will revert to the French State.
We have historically not paid dividends to our shareholders since the time that we became a publicly listed company on the NYSE.

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
Pursuant to Instruction 1(b) to Item 10, the information called for by this Item is included in “Exhibit 2.1. Description of Securities Registered under Section 12 of the Exchange Act” filed with this Annual Report pursuant to Instruction 2(d) to Item 19.

C.	Material Contracts
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:
•Employment Agreements and Benefit Plans. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a description of the material terms of our employment agreements and benefits plans.
•Amended and Restated Shareholders Agreement. See “Item 7. Major Shareholders and Related Party Transactions” for a description of material terms of this contract.
•Notes, Pan-U.S. ABL Facility, PGE French Facility, Swiss Facilities, German Facilities, French Inventory Facility and Factoring Agreements. As disclosed below.

November 2017 Notes (Partially redeemed in November 2021 and July 2023)
On November 9, 2017, the Company completed a private offering (the “November 2017 Notes Offering”) of $500 million in aggregate principal amount of 5.875% Senior Notes due 2026 (the “2026 U.S. Dollar Notes”) and €400 million in aggregate principal amount of 4.250% Senior Notes due 2026 (the “2026 Euro Notes” and together with the 2026 U.S. Dollar Notes, the “November 2017 Notes”) pursuant to indentures among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. The Company used the net proceeds from an equity offering and the November 2017 Notes Offering, together with cash on hand, to fund the cash tender offers (the “2017 Tender Offers”) for any and all of the $400 million in aggregate principal amount of 8.00% Senior Notes due 2023 (the “2023 U.S. Dollar Notes”), €240 million in aggregate principal amount of 7.00% Senior Notes due 2023 (the “2023 Euro Notes,”), and $425 million in aggregate principal amount of 7.875% Senior Secured Notes due 2021 (the “Senior Secured Notes”, and together with the 2023 Euro Notes and the 2023 U.S. Dollar Notes, the “2017 Tender Offer Notes”) and the redemption (the “2017 Redemption”) of the 2017 Tender Offer Notes not purchased in the 2017 Tender Offers, with the remaining net proceeds being used for general corporate purposes.
Interest on the 2026 U.S. Dollar Notes and 2026 Euro Notes accrues at rates of 5.875% and 4.250% per annum, respectively, and is payable semi-annually on February 15 and August 15 of each year, beginning February 15, 2018. The November 2017 Notes mature on February 15, 2026.
On October 26, 2021, we issued a notice of redemption for an aggregate principal amount of $200 million of the 2026 U.S. Dollar Notes, at a redemption price equal to 101.469% of the principal amount of the 2026 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date. On November 25, 2021, $200 million in aggregate principal amount of the 2026 U.S. Dollar Notes were redeemed in accordance with the indenture governing the 2026 U.S. Dollar Notes. Following the redemption, the aggregate principal amount of the 2026 U.S. Dollar Notes outstanding was $300 million.
On June 20, 2023, we issued a notice of redemption for an aggregate principal amount of $50 million of the 2026 U.S. Dollar Notes, at a redemption price equal to 100.000% of the principal amount of the 2026 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date. On July 20, 2023, $50 million in aggregate principal amount of the 2026 U.S. Dollar Notes were redeemed in accordance with the indenture governing the 2026 U.S. Dollar Notes. The aggregate principal amount of the 2026 U.S. Dollar Notes now outstanding is $250 million.
Prior to November 15, 2020, we were permitted to redeem some or all of the 2026 U.S. Dollar Notes at a price equal to 100% of the principal amount of the 2026 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after November 15, 2020, we may redeem the 2026 U.S. Dollar Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.938% during the 12-month period commencing on November 15, 2020, 101.469% during the 12-month period commencing on November 15, 2021, and par on or after November 15, 2022, in each case plus accrued and unpaid interest, if any, to the redemption date.
Prior to November 15, 2020, we were permitted to redeem some or all of the 2026 Euro Notes at a price equal to 100% of the principal amount of the 2026 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after November 15, 2020, we may redeem the 2026 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.125% during the 12-month period commencing on November 15,

2020, 101.063% during the 12-month period commencing on November 15, 2021, and par on or after November 15, 2022, in each case plus accrued and unpaid interest, if any, to the redemption date.
In addition, at any time or from time to time prior to November 15, 2020, we were permitted to, within 90 days of a qualified equity offering, redeem November 2017 Notes of either series in an aggregate amount equal to up to 35% of the original aggregate principal amount of the November 2017 Notes of the applicable series (after giving effect to any issuance of additional November 2017 Notes of such series) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 5.875% for the 2026 U.S. Dollar Notes and 4.250% for the 2026 Euro Notes, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of November 2017 Notes of the series being redeemed would remain outstanding immediately after giving effect to such redemption.
Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding November 2017 Notes at a price in cash equal to 101% of the principal amount of the November 2017 Notes, plus accrued and unpaid interest, if any, to the purchase date.
The November 2017 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the June 2020 Notes, the February 2021 Notes, and the June 2021 Notes, including Constellium US Intermediate Holdings LLC. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium (including the June 2020 Notes, the February 2021 Notes, and the June 2021 Notes) or certain indebtedness of any of the guarantors of the November 2017 Notes must also guarantee the November 2017 Notes.
The indentures governing the November 2017 Notes contain customary terms and conditions, including, among other things, negative covenants limiting our restricted subsidiaries’ and/or our ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.
The indentures governing the November 2017 Notes also contain customary events of default.
June 2020 Notes
On June 30, 2020, the Company completed a private offering (the “June 2020 Notes Offering”) of $325 million in aggregate principal amount of 5.625% Senior Notes due 2028 (the “June 2020 Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. The Company used the net proceeds from the offering to retire all of the outstanding 2021 Euro Notes and used the remaining net proceeds, for general corporate purposes and to pay related fees and expenses.
Interest on the June 2020 Notes accrues at a rate of 5.625% per annum, and is payable semi-annually on June 15 and December 15 of each year, beginning December 15, 2020. The June 2020 Notes mature on June 15, 2028.
Prior to June 15, 2023, we were permitted to redeem some or all of the June 2020 Notes at a price equal to 100% of the principal amount of the June 2020 Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after June 15, 2023, we may redeem the June 2020 Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.813% during the 12-month period commencing on June 15, 2023, 101.406% during the 12-month period commencing on June 15, 2024, and par on or after June 15, 2025, in each case plus accrued and unpaid interest, if any, to the redemption date.
In addition, at any time or from time to time prior to June 15, 2023, we were permitted to, within 90 days of a qualified equity offering, redeem the June 2020 Notes in an aggregate amount equal to up to 35% of the original aggregate principal amount thereof (after giving effect to any issuance of additional June 2020 Notes) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 5.625% plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of June 2020 Notes would remain outstanding immediately after giving effect to such redemption.
Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding June 2020 Notes at a price in cash equal to 101% of the principal amount of the June 2020 Notes, plus accrued and unpaid interest, if any, to the purchase date.

The June 2020 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the November 2017 Notes, the February 2021 Notes, and the June 2021 Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantee certain indebtedness of Constellium (including the November 2017 Notes, the February 2021 Notes, and the June 2021 Notes) or certain indebtedness of any of the guarantors of the June 2020 Notes must also guarantee the June 2020 Notes.
The indenture governing the June 2020 Notes contains customary terms and conditions, including, among other things, negative covenants limiting our restricted subsidiaries’ and/or our ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.
The indenture governing the June 2020 Notes also contains customary events of default.
February 2021 Notes
On February 24, 2021, the Company completed a private offering (the “February 2021 Notes Offering”) of $500 million in aggregate principal amount of 3.750% Sustainability-Linked Senior Notes due 2029 (the “February 2021 Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (the “February 2021 Indenture”). The Company used the net proceeds from the offering, together with cash on hand, to repurchase the outstanding February 2017 Notes that were validly tendered and accepted for payment pursuant to a cash tender offer and to redeem the February 2017 Notes that were not validly tendered and accepted for payment in such cash tender offer, and to pay related fees and expenses.
Interest on the February 2021 Notes initially accrues at a rate of 3.750% per annum and is payable semi-annually on April 15 and October 15 of each year, beginning October 15, 2021. From and including April 15, 2026, the interest rate payable on the February 2021 Notes shall be increased by +0.125% to 3.875% per annum (the “Target 1 Step-Up”), unless the Company has notified the trustee of the February 2021 Notes in writing, at least 15 days prior to April 15, 2026, that it has determined that the Company has attained Sustainability Performance Target 1 (as defined in the February 2021 Indenture) and received an Assurance Letter (as defined in the February 2021 Indenture). From and including April 15, 2027, the interest rate payable on the February 2021 Notes shall be increased by +0.125% to (x) 4.000% per annum, if the Target 1 Step-Up took effect or (y) 3.875% per annum, if the Target 1 Step-Up did not take effect, in each case unless the Company has notified the trustee of the February 2021 Notes in writing, at least 15 days prior to April 15, 2027, that it has determined that the Company has attained Sustainability Performance Target 2 (as defined in the February 2021 Indenture) and received an Assurance Letter. The February 2021 Notes mature on April 15, 2029.
Prior to April 15, 2024, we may redeem some or all of the February 2021 Notes at a price equal to 100% of the principal amount of the February 2021 Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after April 15, 2024, we may redeem the February 2021 Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102% during the 12-month period commencing on April 15, 2024, 101% during the 12-month period commencing on April 15, 2025, and par on or after April 15, 2026, in each case plus accrued and unpaid interest, if any, to the redemption date.
In addition, at any time or from time to time prior to April 15, 2024, we may, within 90 days of a qualified equity offering, redeem the February 2021 Notes in an aggregate amount equal to up to 35% of the original aggregate principal amount thereof (after giving effect to any issuance of additional February 2021 Notes) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 3.750%, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of February 2021 Notes would remain outstanding immediately after giving effect to such redemption.
Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding February 2021 Notes at a price in cash equal to 101% of the principal amount of the February 2021 Notes, plus accrued and unpaid interest, if any, to the purchase date.
The February 2021 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the November 2017 Notes, the June 2020 Notes and the June 2021 Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantee certain indebtedness of Constellium (including the November 2017 Notes, the June 2020 Notes and the June 2021 Notes) or certain indebtedness of any of the guarantors of the February 2021 Notes must also guarantee the February 2021 Notes.

The February 2021 Indenture contains customary terms and conditions, including, among other things, negative covenants limiting our restricted subsidiaries’ and/or our ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.
The February 2021 Indenture also contains customary events of default.
June 2021 Notes
On June 2, 2021, the Company completed a private offering (the “June 2021 Notes Offering”) of €300 million in aggregate principal amount of 3.125% Sustainability-Linked Senior Notes due 2029 (the “June 2021 Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, Deutsche Bank AG, London Branch, as principal paying agent, and Deutsche Bank Luxembourg S.A., as registrar and transfer agent (the “June 2021 Indenture”). The net proceeds of the June 2021 Notes, together with cash on hand, were used to redeem the 2024 U.S. Dollar Notes.
Interest on the June 2021 Notes initially accrues at a rate of 3.125% per annum and is payable semi-annually on January 15 and July 15 of each year, beginning January 15, 2022. From and including July 15, 2026, the interest rate payable on the June 2021 Notes shall be increased by +0.125% to 3.250% per annum (the “Target 1 Step-Up”), unless the Company has notified the trustee of the June 2021 Notes in writing, at least 15 days prior to July 15, 2026, that it has determined that the Company has attained Sustainability Performance Target 1 (as defined in the June 2021 Indenture) and received an Assurance Letter (as defined in the June 2021 Indenture). From and including July 15, 2027, the interest rate payable on the June 2021 Notes shall be increased by +0.125% to (x) 3.375% per annum, if the Target 1 Step-Up took effect or (y) 3.250% per annum, if the Target 1 Step-Up did not take effect, in each case unless the Company has notified the trustee of the June 2021 Notes in writing, at least 15 days prior to July 15, 2027, that it has determined that the Company has attained Sustainability Performance Target 2 (as defined in the June 2021 Indenture) and received an Assurance Letter. The June 2021 Notes mature on July 15, 2029.
Prior to July 15, 2024, we may redeem some or all of the June 2021 Notes at a price equal to 100% of the principal amount of the June 2021 Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after July 15, 2024, we may redeem the June 2021 Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 101.688% during the 12-month period commencing on July 15, 2024, 100.844% during the 12-month period commencing on July 15, 2025, and par on or after July 15, 2026, in each case plus accrued and unpaid interest, if any, to the redemption date.
In addition, at any time or from time to time prior to July 15, 2024, we may, within 90 days of a qualified equity offering, redeem the June 2021 Notes in an aggregate amount equal to up to 35% of the original aggregate principal amount thereof (after giving effect to any issuance of additional June 2021 Notes) at a redemption price equal to 103.125% of the principal amount thereof, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of the February 2021 Notes would remain outstanding immediately after giving effect to such redemption.
Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding June 2021 Notes at a price in cash equal to 100% of the principal amount of the June 2021 Notes, plus accrued and unpaid interest, if any, to the purchase date.
The June 2021 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the November 2017 Notes, the June 2020 Notes and the February 2021 Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantee certain indebtedness of Constellium (including the November 2017 Notes, the June 2020 Notes and the February 2021 Notes) or certain indebtedness of any of the guarantors of the June 2021 Notes must also guarantee the June 2021 Notes.
The June 2021 Indenture contains customary terms and conditions, including, among other things, negative covenants limiting our restricted subsidiaries’ and/or our ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.
The June 2021 Indenture also contains customary events of default.

Pan-U.S. ABL Facility
On June 21, 2017, Ravenswood and Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC) (“Muscle Shoals”), entered into a $300 million asset-based revolving credit facility (as amended, supplemented or otherwise modified as described below, the “Pan-U.S. ABL Facility”), with the lenders from time to time party thereto and Wells Fargo Bank, National Association as administrative agent (the “Administrative Agent”) and collateral agent. Concurrently with Ravenswood and Muscle Shoals’ entry into the Pan-U.S. ABL Facility, (i) the $100 million asset-based revolving credit facility entered into by Ravenswood on May 25, 2012 and (ii) the asset-based revolving credit facility entered into by Muscle Shoals, as borrower, and Constellium Holdings Muscle Shoals LLC (f/k/a Wise Metals Group LLC), Listerhill Total Maintenance Center, LLC, Wise Alloys Finance Corporation, and Alabama Electric Motor Services, LLC, as guarantors, dated December 11, 2013, were each terminated. On February 20, 2019, we amended and restated the Pan-U.S. ABL Facility to, among other things, (i) join Constellium Bowling Green LLC (“Bowling Green”) as an additional borrower and Constellium Property and Equipment Company, LLC as an additional guarantor, (ii) increase the available commitments thereunder to $350 million, and (iii) make certain changes to the covenants, terms, and conditions thereof. On May 10, 2019, we amended the Pan-U.S. ABL Facility to (i) increase the available commitments thereunder to $400 million and (ii) make certain other changes to the covenants, terms and/or conditions thereof.
The Pan-U.S. ABL Facility provides Ravenswood, Muscle Shoals, and Bowling Green (the “Borrowers”) a working capital facility for their respective operations. The Pan-U.S. ABL Facility has sublimits of $35 million for letters of credit and $35 million for swingline loans.
The Pan-U.S. ABL Facility matures on the earlier of (i) April 27, 2026 and (ii) 90 days prior to the maturity date of any indebtedness (other than loans under the Pan-U.S. ABL Facility) of any Borrower or any Borrower’s subsidiaries in an aggregate amount exceeding $50.0 million (but excluding for this purpose the indebtedness of Borrowers pursuant to their guarantees of the existing unsecured notes issued by Constellium SE) (the “Pan-U.S. ABL Maturity Date”).
On April 24, 2020, the Borrowers entered into an Amendment No. 2 (“Amendment No. 2”) to the Pan-U.S. ABL Facility, with certain of the Constellium SE’s subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent. Amendment No. 2, established a new fully-committed delayed draw term loan facility (the “Delayed Draw Term Loans”) that allowed the Borrowers to borrow an aggregate amount up to the lesser of $166.25 million and 50% of the net orderly liquidation value of eligible equipment, in up to three separate draws at any time until November 1, 2020 (the “Term Loan Commitment Expiration Date”), subject to quarterly amortization payments of principal (calculated on the basis of a seven-year assumed life) commencing on January 1, 2021. If drawn, the proceeds of the Delayed Draw Term Loans would have been used for general corporate purposes. The Delayed Draw Term Loans (if drawn) was set to mature on the Pan-U.S. ABL Maturity Date. Interest payable on any drawn Delayed Draw Term Loans would have been calculated, at the applicable Borrower’s election, based on either the LIBOR or base rate (as calculated by the Administrative Agent in accordance with the Pan-U.S. ABL Facility), plus a margin equal to 4.00% per annum in the case of LIBOR loans and 3.00% in the case of base rate loans. The Delayed Draw Term Loans was subject to substantially the same covenants as the Pan-U.S. ABL Facility. The Delayed Draw Term Loans replaced the committed $200 million incremental revolving facility that was available prior to the effectiveness of Amendment No. 2.
Amendment No. 2 also modified the interest rate that applies to any revolving loans under the Pan-U.S. ABL Facility to equal, at the applicable Borrower’s election, LIBOR plus a margin of 1.75%-2.25% or base rate plus a margin of 0.75%-1.25% (in each case, determined based on (i) a net leverage ratio until the Term Loan Commitment Expiration Date and the prepayment or repayment of outstanding Delayed Draw Term Loans and (ii) average quarterly excess availability thereafter). Until the Term Loan Commitment Expiration Date, the applicable margins for LIBOR and base rate loans were 2.25% and 1.25%, respectively.
Borrowings under the Delayed Draw Term Loans could be repaid from time to time without premium or penalty, subject to customary “breakage” costs with respect to LIBOR loans and certain excess availability conditions.
On September 25, 2020, the Borrowers entered into an Amendment No. 3 (“Amendment No. 3”) to the Pan-U.S. ABL Facility with certain of Constellium SE’s subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent. Amendment No. 3, among other things, extended the Term Loan Commitment Expiration Date to May 1, 2021 and changed the date of the first quarterly amortization payment of principal with respect to the Delayed Draw Term Loans from January 1, 2021 to July 1, 2021.
On April 27, 2021, the Borrowers entered into an Amendment No. 4 (“Amendment No. 4”) to the Pan-U.S. ABL Facility with certain of Constellium SE’s subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent. Amendment No. 4, among other things, extended the facility maturity date to the fifth anniversary of the amendment effective date, reduced the interest rate to LIBOR plus a margin of 1.25%-1.75% or base rate plus a margin of 0.25%-0.75%, provided alternate reference rates to replace LIBOR, terminated all Term Loan Commitments and deleted the financial maintenance covenant relating to the minimum Borrower EBITDA Contribution.
On December 3, 2021, the Borrowers entered into an Amendment No. 5 (“Amendment No. 5”) to the Pan-U.S. ABL Facility with certain of Constellium SE’s subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent. Amendment No. 5 made certain technical changes to the Pan-U.S. ABL Facility, including adding Constellium US Intermediate Holdings LLC as a “Constellium Holding Company” (as defined in the Pan-U.S. ABL Facility).
On June 23, 2022, the Borrowers entered into an Amendment No. 6 (“Amendment No. 6”) to the Pan-U.S. ABL Facility with certain of Constellium SE’s subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent. Amendment No. 6, among other things, (i) increased the available commitments thereunder to $500 million, (ii) included an accordion feature which if exercised in full, would allow the Borrowers to increase commitments by $100 million subject to additional lender commitments, borrowing base availability and certain other conditions and (iii) made certain technical changes to the Pan-U.S. ABL Facility, including amending certain definitions and other provisions to replace LIBOR-based benchmark rates applicable to loans outstanding under the Pan-U.S. ABL Facility with a secured overnight financing rate plus a credit spread adjustment of 0.10% (“Term SOFR”), in each case as specified in Amendment No. 6.
The Borrowers’ ability to borrow under the Pan-U.S. ABL Facility is limited to a borrowing base equal to the sum of (a) 85% of eligible accounts plus (b) up to the lesser of (i) 80% of the lesser of cost or market value of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory minus (c) applicable reserves, and is subject to other conditions, limitations and reserve requirements.
Interest for revolving facility loans under the Pan-U.S. ABL Facility is calculated, at the applicable Borrower’s election, based on either the Term SOFR or base rate (as calculated by the Administrative Agent in accordance with the Pan-U.S. ABL Facility), as further described below. The Borrowers are required to pay a commitment fee on the unused portion of the Pan-U.S. ABL Facility of 0.25% or 0.375% per annum (determined on a ratio of unutilized revolving credit commitments to available revolving credit commitments).
Subject to customary “breakage” costs with respect to Term SOFR loans, borrowings of revolving loans under the Pan-U.S. ABL Facility may be repaid from time to time without premium or penalty.
The Borrowers’ obligations under the Pan-U.S. ABL Facility are guaranteed by Constellium US Holdings I, LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Intermediate Holdings LLC, and Constellium International S.A.S. (as successor to Constellium Holdco II B.V.). Obligations under the Pan-U.S. ABL Facility are, subject to certain exceptions, secured by substantially all assets of the Borrowers, Constellium US Holdings I, LLC, Constellium Holdings Muscle Shoals LLC, and Constellium US Intermediate Holdings LLC. The guarantee by Constellium International S.A.S. of the Pan-U.S. ABL Facility is unsecured.
The Pan-U.S. ABL Facility contains customary terms and conditions, including, among other things, negative covenants limiting the ability of the Borrowers and their respective material subsidiaries to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances (including to other Constellium group companies), make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.
The Pan-U.S. ABL Facility also contains a financial maintenance covenant that provides that at any time during which borrowing availability thereunder is below 10% of the aggregate commitments under the Pan-U.S. ABL Facility, the Borrowers will be required to maintain a minimum fixed charge coverage ratio with respect to the Company and its subsidiaries of 1.0 to 1.0, calculated on a trailing twelve-month basis. Previously, the Company would also have had to maintain a minimum Borrower EBITDA Contribution of 25%, calculated on a trailing twelve-month basis. “Borrower EBITDA Contribution” means, for any period, the ratio of (x) the combined EBITDA of the Borrowers and their respective subsidiaries for such period, to (y) the consolidated EBITDA of the Company and its subsidiaries for such period. The financial maintenance covenant relating to the minimum Borrower EBITDA Contribution was removed from the Pan-U.S. ABL Facility in Amendment No. 4 (defined above).
The Pan-U.S. ABL Facility also contains customary events of default.

PGE French Facility (repaid in May 2022)
On May 13, 2020, Constellium International S.A.S. (the “French Borrower”) entered into a term facility agreement for a loan guaranteed by the French State (PGE Grande Entreprise) (the “PGE French Facility”) with BNP Paribas as coordinator, agent and security agent and BNP Paribas, Société Générale and Bpifrance Financement as original lenders. The PGE French Facility established a fully committed term loan (the “PGE Loan”) that allowed the French Borrower to borrow an aggregate amount of up to €180 million in one draw on May 20, 2020, which the French Borrower drew on such date. The proceeds of the PGE French Facility were destined to be used for financing the working capital and liquidity needs of the French Borrower and its subsidiaries in France.
The PGE Loan was set to mature no earlier than May 20, 2021, with the French Borrower having an option to extend for up to five years. In 2021, the French Borrower exercised the option to extend the PGE French Facility for one year until May 20, 2022.
The PGE French Facility was repaid in cash at its maturity in May 2022.
In accordance with French law no. 2020-289 dated March 23, 2020, related ministerial order (arrêté) dated March 23, 2020, as amended from time to time, and pursuant to ministerial order (arrêté) dated May 15, 2020 published on May 16, 2020, 80% of the principal outstanding amount of the PGE Loan benefited from a guarantee of the French State.
Interest payable on the drawn PGE Loan was calculated based on the EURIBOR plus a margin and the cost of the guarantee calculated in accordance with the PGE French Facility, with 1.30% per annum for the margin and 0.50% for the guarantee cost during the first year of the PGE Loan and 1.80% per annum for the margin and 1.00% for the guarantee cost during the second year.
The PGE French Facility contained financial covenants that provided that, on semi-annual testing dates: (i) the Leverage should not have exceeded a specified ratio, beginning at 6.5x for June 30, 2021 and (ii) the Interest Cover Ratio (calculated on a twelve-month basis) should have been at least equal to a specified ratio, beginning at 1.75x for June 30, 2021.
“Leverage” meant the ratio of total net debt on the relevant testing date to the consolidated EBITDA of Constellium SE (of which the French Borrower is a consolidated subsidiary). “Interest Cover Ratio” meant the ratio of the consolidated EBITDA of Constellium SE to the aggregate of (x) the consolidated net financial interest of Constellium SE for that period and (y) the aggregate amount of any other financial expenses invoiced or paid by Constellium SE during that period.
The PGE French Facility also contained customary terms and conditions, including, among other things, negative covenants limiting the ability of the French Borrower, Constellium France Holdco S.A.S., Constellium Issoire S.A.S. and Constellium Neuf Brisach S.A.S. (and, as the case may be, any other French subsidiary of the French Borrower designated by the French Borrower as a material subsidiary), inter alia, to incur debt, grant liens, sell assets, make acquisitions, merge, demerge, amalgamate or enter into corporate reconstruction, enter into joint ventures, make loans and advances (including, in specific events, to other members of the Constellium SE group of companies) and enter into certain derivative transactions.
By a letter dated May 12, 2021, the PGE French Facility was amended to extend the date after which, if Constellium SE were to make a debt capital markets issuance, it would be required to make a voluntary prepayment of the PGE Loan up to the amount of the net proceeds of such issuance (such date extended from May 20, 2021 to August 20, 2021).
Borrowings under the PGE Loan could be repaid from time to time without premium or penalty, subject to customary “breakage” costs and certain mandatory prepayment events as mentioned in the PGE French Facility.
The French Borrower’s obligations under the PGE French Facility were secured by pledges of (i) the shares of Constellium Issoire S.A.S. and Constellium Neuf Brisach S.A.S. owned by Constellium France Holdco S.A.S., and (ii) certain French bank accounts of the French Borrower, Constellium Issoire S.A.S. and Constellium Neuf Brisach S.A.S.
Swiss Facilities (repaid in June 2022)
On April 14, 2020, Constellium Valais SA entered into term facility agreements for loans with credit support from the Swiss Federal Government. These facilities allowed for the borrowing of a combined amount of CHF 20 million, which were uncommitted. The facilities were reduced on a half-year basis by CHF 2.4 million from June 30, 2021 onwards. The Swiss facilities were repaid in cash in June 2022.

French Inventory Facility
On April 21, 2017, Constellium Issoire and Constellium Neuf Brisach (the “French Borrowers”) entered into a €100 million asset-based revolving credit facility (the “French Inventory Facility”) with the lenders from time to time party thereto and Factofrance as agent. The French Inventory Facility was amended on June 13, 2017 to, among other things, make certain changes to the procedure for calculating the Turn Ratio (as defined below). The French Inventory Facility provides the French Borrowers a working capital facility for their operations. The French Inventory Facility was amended on March 29, 2018 to, among other things, make certain changes to the inventory included in the borrowing base. The French Inventory Facility was amended on March 15, 2019 to, among other things, extend the maturity to April 21, 2021, and on February 16, 2021 to, among other things, extend the maturity to April 30, 2023. On March 27, 2023, the French Inventory Facility was amended and restated to, among other things, extend the maturity to April 21, 2025, increase amounts of the respective lender’s contributions (because of an exit of one of the lenders), decrease the minimum level of the Inventory Turn Ratio, and increase the percentage used in the definition of the Financeable Inventory Value without dispossession.
The French Borrowers’ ability to borrow under the French Inventory Facility is limited to a borrowing base equal to the lesser of (i) the sum of (A) 90% of the net orderly liquidation value of eligible inventory of the applicable French Borrower pledged and in possession of an escrow agent (the “Inventory Pledged With Dispossession” by such French Borrower), plus (B) 75% of the net orderly liquidation value of eligible inventory of the applicable French Borrower pledged without possession by the escrow agent (the “Inventory Pledged Without Dispossession” by such French Borrower), and (ii) the product of 90% of the net orderly liquidation value of the Inventory Pledged With Dispossession by the applicable French Borrower, multiplied by four.
Notwithstanding the foregoing, if on any quarterly test date the ratio of a French Borrower’s aggregate sales for the previous 365 days to the average book value of the eligible inventory pledged by such French Borrower under the French Inventory Facility (the “Turn Ratio” for such French Borrower) is less than 1.5, in the case of Constellium Issoire, or 3, in the case of Constellium Neuf Brisach, the borrowing base for such French Borrower will equal 75% of the net orderly liquidation value of the Inventory Pledged With Dispossession by such French Borrower until the next quarterly test date on which such French Borrower’s Turn Ratio is greater than or equal to 1.5, in the case of Constellium Issoire, or 3, in the case of Constellium Neuf Brisach (such period, a “Borrowing Base Event”).
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
The French Borrowers’ obligations under the French Inventory Facility are guaranteed by Constellium International S.A.S. and are secured by possessory and non-possessory pledges of the eligible inventory of the French Borrowers.
European Factoring Agreements
On January 4, 2011, certain of our French subsidiaries (the “French Sellers”) entered into a factoring agreement with GE Factofrance S.A.S., as factor (the “French Factor”), which was amended from time to time and fully restated on December 3, 2015 (the “French Factoring Agreement”). On December 16, 2010, certain of our German and Swiss subsidiaries (the “German/Swiss Sellers”) entered into factoring agreements with GE Capital Bank AG, as factor (the “German/Swiss Factor”), which was amended from time to time or replaced with a factoring agreement entered into on March 26, 2014 (the “Original German/Swiss Factoring Agreements”). On June 26, 2015, our Czech subsidiary (the “Czech Seller,” and together with the German/Swiss Sellers and the French Sellers, the “European Factoring Sellers”) entered into a factoring agreement with GE Capital Bank AG, as factor (the “Czech Factor,” and together with the German/Swiss Factor and the French Factor, the “European Factors”), as amended from time to time (the “Czech Factoring Agreement,” and together with the German/Swiss Factoring Agreements and the French Factoring Agreement, the “European Factoring Agreements”). On May 27, 2016, one of our German subsidiaries, Constellium Rolled Products Singen GmbH & Co. KG (another “German/Swiss Seller”), entered into a factoring agreement with the German/Swiss Factor (the “Additional German/Swiss Factoring Agreement” and, together with the Original German/Swiss Factoring Agreements, the “German/Swiss Factoring Agreements”) while certain of the Original German/Swiss Factoring Agreements were amended.
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
On May 26, 2020, the French Factoring Agreement was amended to (a) extend the maturity to December 31, 2023, (b) add a €20 million recourse tranche to the facility to increase liquidity of the facility on the same asset base and subject to the same terms, and (c) change the interest rate margin (applicable on top of EURIBOR in the discount rate formula) for a range between 0.8% and 1.4% depending on Constellium SE’s credit rating.
On July 21, 2022, the French Factoring Agreement was amended and restated to (a) extend the maturity to December 31, 2027, or January 31, 2026 if on that date, the outstanding principal amount of the November 2017 Notes exceeds €50 million (b) increase the maximum financing amount to €250 million (recourse and non-recourse) with a sublimit of €20 million for the recourse tranche, (c) change the interest rate margin (applying on top of EURIBOR in the discount rate formula) for a range between 0.95% and 1.15% depending on Constellium SE’s credit rating and (d) reduce the fees. On May 31, 2023, the French Factoring Agreement was amended to replace the LIBOR reference rate by the SOFR reference rate.
The German/Swiss Factoring Agreements were amended on December 21, 2016 to, among other things, increase the maximum financing amount from €115 million to €150 million, extend the termination date from June 15, 2017 to October 29, 2021, and reduce the fees payable by the German/Swiss Sellers.
On April 30, 2020, the German/Swiss, and Czech Factoring Agreements were each extended to December 31, 2023. On June 30, 2022, the German/Swiss and Czech Factoring Agreements were amended to, among other things, increase the maximum aggregate financing amount to €200 million, extend the termination date to December 31, 2027 and reduce the fees payable by the German/Swiss and Czech Sellers. On August 31, 2023, the German/Swiss and Czech Factoring Agreements were amended to terminate the Agreement with Constellium Extrusions Deutschland GmbH effective September 1, 2023.
The European Factoring Agreements provide for the sale by the European Factoring Sellers to the European Factors of receivables originated by the European Factoring Sellers, subject to a maximum aggregate financing amount of (i) €250 million available to the French Sellers under the French Factoring Agreement and (ii) €200 million available to the German/Swiss Sellers and the Czech Seller under the German/Swiss Factoring Agreements and the Czech Factoring Agreement. The funding made available to the European Factoring Sellers by the European Factors is used by the Sellers for general corporate purposes.
Receivables sold to the European Factors under the European Factoring Agreements are without recourse to the European Factoring Sellers in the event of a payment default by the relevant customer, with a €20 million recourse tranche available under the French Factoring Agreement. The European Factors are entitled to claim the repayment of any amount financed by them in respect of a receivable by withdrawing the financing provided against such assigned receivable or requiring the European Factoring Sellers to repurchase/unwind the purchase of such receivable under certain circumstances, including when (i) the nonpayment of that receivable arises from a dispute between a European Factoring Seller and the relevant customer or (ii) the receivable proves not to have satisfied the eligibility criteria set forth in the European Factoring Agreements. Constellium International S.A.S. (as successor to Constellium Holdco II B.V.) has provided a performance guaranty for the Sellers’ obligations under the European Factoring Agreements.
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
The European Factoring Agreements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants. As of and for the fiscal year ended December 31, 2023, the European Factoring Sellers were in compliance with all applicable covenants under the European Factoring Agreements.
Muscle Shoals Factoring Facility
On September 30, 2021, Constellium Muscle Shoals LLC (“Constellium Muscle Shoals”), entered into a Receivables Purchase Agreement (the “Muscle Shoals Factoring Facility”) with Constellium Muscle Shoals Funding III LLC (“Funding III RPA Seller”), Intesa Sanpaolo S.p.A., New York Branch (“Intesa”), as purchaser representative, and Intesa and Deutsche Bank Trust Company Americas (“DB”, together with Intesa, the “CSTM MS Factoring Purchasers”), as purchasers. Under the Muscle Shoals Factoring Facility, Constellium Muscle Shoals and Funding III RPA Seller may, from time to time, sell certain receivables of Constellium Muscle Shoals to the CSTM MS Factoring Purchasers. On December 21, 2021, the Muscle Shoals Factoring Facility was amended to permit Constellium Muscle Shoals and Funding III RPA Seller to begin selling receivables relating to a new account debtor. On June 28, 2022, the Muscle Shoals Factoring Facility was amended to reduce the size of the facility from $300 million to $200 million, adjust the applicable credit spreads of the account debtors and to transition the Muscle Shoals Factoring Facility from LIBOR to SOFR with a discount rate based on Term SOFR plus 1.675-2.05% per annum. Funding III RPA Seller is required to pay a commitment fee in an amount equal to the product of 0.56%, per annum, and the difference between the CSTM MS Factoring Purchasers’ total commitments and their aggregate purchase amounts of receivables purchased under the Muscle Shoals Factoring Facility. On September 15, 2023, this agreement was further amended to reduce the facility amount to $175 million, reduce the applicable credit spreads of one of the account debtors and extend the maturity to September 30, 2025.
Subject to certain customary exceptions, each purchase under the Muscle Shoals Factoring Facility is made without recourse to the Funding III RPA Seller. Funding III RPA Seller has no liability to the CSTM MS Factoring Purchasers, and the CSTM MS Factoring Purchasers are solely responsible for the account debtor’s failure to pay any purchased receivable when it is due and payable under the terms applicable thereto. Constellium International S.A.S. has provided a guaranty for Funding III RPA Seller’s and Constellium Muscle Shoals’ performance obligations under the Muscle Shoals Factoring Facility.
The Muscle Shoals Factoring Facility contains customary covenants. The CSTM MS Factoring Purchasers’ obligation to purchase receivables under the Muscle Shoals Factoring Facility is subject to certain conditions, including without limitation that certain changes of control shall not have occurred, that there shall not have occurred a material adverse change in the business condition, operations or performance of the Funding III RPA Seller, Constellium Muscle Shoals, or Constellium International S.A.S., and that Constellium’s corporate credit rating shall not have been withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s.

D.	Exchange Controls
French exchange control regulations currently do not limit the amount of payments that we may remit to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary.

E.	Taxation

General
The following discussion contains a description of certain U.S. federal income tax, French tax and Dutch tax consequences of the acquisition, ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The discussion is not, and should not be construed as, tax advice. The discussion is based upon the federal income tax laws of the U.S. and regulations thereunder, the tax laws of France and regulations thereunder and the tax laws of the Netherlands and regulations thereunder, all as of the date hereof, which are subject to change and possibly with retroactive effect. Prospective investors should consult their own tax advisors.

Certain Material U.S. Federal Income Tax Consequences
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
This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, any entity or arrangement treated as a partnership or pass-through entity for U.S. federal income tax purposes and their partners and investors, tax-exempt organizations (including private foundations), individual retirement and other tax-deferred accounts, U.S. expatriates, investors who are not U.S. Holders, U.S. Holders who at any time own or owned (directly, indirectly or constructively) 5% or more of our stock (by vote or value), U.S. Holders that acquire their ordinary shares pursuant to any employee share option or otherwise as compensation, U.S. Holders that will hold their ordinary shares as part of a straddle, hedge, conversion, wash sale, constructive sale or other integrated transaction for U.S. federal income tax purposes, U.S. Holders that have a functional currency other than the U.S. dollar or persons required to accelerate the recognition of any item of gross income with respect to our ordinary shares as a result of such income being recognized on an applicable financial statement, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, this discussion does not address any U.S. state or local tax, any U.S. federal tax (for example, federal estate or gift tax) other than the income tax, any U.S. alternative minimum tax consequences, any tax consequences of the Medicare tax on certain investment income pursuant to the Health Care and Education Reconciliation Act of 2010, any considerations with respect to FATCA (which for this purpose means Sections 1471 through 1474 of the Code, the Treasury regulations and administrative guidance promulgated thereunder, any intergovernmental agreement entered in connection therewith, and any non-U.S. laws, rules or directives implementing or relating to any of the foregoing), or any state, local or non-U.S. tax consequences. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ordinary shares.
This discussion is for general information purposes only and is not tax advice or a complete description of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations relating to the purchase, ownership and disposition of our ordinary shares in light of their particular circumstances.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.
If an entity or arrangement treated as a partnership or pass-through entity for U.S. federal income tax purposes is a beneficial owner of our ordinary shares, the tax treatment of an investor therein will generally depend upon the status of such investor, the activities of the entity or arrangement and certain determinations made at the investor level or the level of the entity or arrangement. Such entities or arrangements, and investors therein, are urged to consult their own tax advisors regarding their investment in our ordinary shares.
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
In the event that a U.S. Holder is subject to non-U.S. withholding taxes on dividends paid to such U.S. Holder with respect to our ordinary shares, such U.S. Holder may be eligible, subject to certain conditions and limitations, to claim a foreign tax credit for such non-U.S. withholding taxes (imposed at the rate applicable to the U.S. Holder, taking into account the elimination or reduction of such non-U.S. withholding taxes under an applicable treaty) against the U.S. Holder’s U.S. federal income tax liability or alternatively deduct such non-U.S. withholding taxes in computing such U.S. Holder’s U.S. federal income tax liability. Dividends paid to a U.S. Holder with respect to our ordinary shares are expected to generally constitute “foreign source income” and to generally be treated as “passive category income,” for purposes of the foreign tax credit, except that a portion of such dividends may be treated as income from U.S. sources if (i) U.S. persons (as defined in the Code and applicable Treasury regulations) own, directly or indirectly, 50% or more of our ordinary shares (by vote or value) and (ii) we receive more than a de minimis amount of income from U.S. sources. The rules governing the foreign tax credit and ability to deduct such non-U.S. withholding taxes are complex and involve the application of rules that depend upon your particular circumstances. You are urged to consult your own tax advisors regarding the availability of, and any limits or conditions to, the foreign tax credit or deduction under your particular circumstances.
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
Moreover, information reporting generally will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares, in each case, that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States or through certain U.S. intermediaries), unless the U.S. Holder is an exempt recipient. Backup withholding (currently at a rate of 24% for payments made before January 1, 2026) may also apply to such payments unless the U.S. Holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding by providing a properly completed IRS Form W-9 and otherwise complies with applicable requirements of the backup withholding rules, or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

Material French Tax Consequences
General
The information set out below is a summary of certain material French tax consequences in connection with the acquisition, ownership and disposition of our ordinary shares.
This summary does not purport to be a comprehensive description of all the French tax considerations that may be relevant to a particular holder of our ordinary shares. Holders may be subject to special tax treatment under any applicable law and this summary is not intended to be applicable in respect of all categories of holders of our ordinary shares.
This summary is based on the applicable tax laws of France as in effect on the date of this Annual Report and the guidelines issued by the French tax authorities within the Bulletin Officiel des Finances Publiques-Impôts (the “Guidelines”) in force as of the date of this Annual Report, as applied and interpreted by French courts. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.
Because it is a general summary, prospective holders of our ordinary shares should consult their own tax advisors as to the French or other tax consequences of the acquisition, holding and disposition of the ordinary shares including, in particular, the application to their particular situations of the tax considerations discussed below. This summary does not constitute legal or tax advice.
French dividend withholding tax
The comments below (i) relate exclusively to the situation of the shareholders holding ordinary shares of the Company registered on the register maintained by our transfer agent in the U.S., Computershare Trust Company, N.A. (the “U.S. Register”) that are eligible for listing (“DTC-eligible”) through The Depository Trust Company (“DTC”), and (ii) are notably based on the confirmation obtained from the French tax authorities on October 11, 2019 (the “French Ruling”). Any shareholder holding our ordinary shares in a different manner should seek advice from their tax advisor to determine the taxation mechanism applicable to them in connection with the shares of the Company.
In the case of a distribution of dividends by the Company, the French withholding tax treatment described below would apply subject to the French financial intermediary in its capacity as French paying agent of the dividends (such French paying agent and any of its successors acting in the same capacity, the “French Paying Agent”) being provided with the required information and documentation relating to the tax status of the shareholders. Failing that, the withholding tax would be levied at the “default” rate of 25% (except in the case where the dividends are paid in non-cooperative States or territories within the meaning of article 238-0 A 1, 2 and 2 bis-1° of the French Tax Code, in which case a 75% withholding tax would apply). Any tax to be withheld at source will be calculated on the amount in euros of the distribution attributable to the shareholder.
The list of non-cooperative States and territories within the meaning of article 238-0 A 1, 2 and 2 bis-1° of the French Tax Code is published by ministerial order and normally updated annually. It was last updated by a ministerial order dated February 16, 2024 (Official Journal dated February 17, 2024) and presently includes Anguilla, the Bahamas, The Seychelles, Turks and Caicos Islands and Vanuatu.
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

However, individuals belonging to a tax household whose reference fiscal income, as defined in 1° of IV of Article 1417 of the French Tax Code, for the second year preceding the year of payment of the dividends is less than €50,000 for taxpayers who are single, divorced or widowed, or €75,000 for couples filing jointly, may request an exemption from this withholding tax under the terms and conditions of Article 242 quater of the French Tax Code, i.e., by providing to the French Paying Agent, no later than November 30 of the year preceding the year of the payment of the dividends, a sworn statement that their reference fiscal income shown on their taxation notice (avis d’imposition) issued in respect of the second year preceding the year of payment was below the above-mentioned taxable income thresholds. Taxpayers who acquire new shares after the deadline for providing the aforementioned exemption request could provide such exemption request to the French Paying Agent upon acquisition of such new shares pursuant to paragraph 320 of the Guidelines BOI-RPPM-RCM-30-20-10-06/07/2021.
The 12.8% withholding constitutes an installment on account of the taxpayer’s final income tax and is creditable against the final personal income tax due by the taxpayer with respect to the year during which it is withheld, the surplus, if any, being refunded to the taxpayer.
The taxpayer is then subject to income tax at a flat rate of 12.8% on dividends (except if he elects to be taxed at the progressive income tax rates). Because the rate of the withholding tax is aligned on the rate of the final personal income tax due by the recipient of the dividend (except if he elects to be taxed at the progressive income tax rates), the total amount of the personal income tax charge related to the dividend is in practice withheld at source.
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
Social contributions
Whether or not the 12.8% withholding tax described above is applicable, the gross amount of the dividends paid by the Company to French tax resident individuals would also be subject to social contributions at an overall rate of 17.2%, which breaks down as follows:
•the contribution sociale généralisée at a rate of 9.2%;
•the contribution pour le remboursement de la dette sociale at a rate of 0.5%; and
•the prélèvement de solidarité at a rate of 7.5%.
The social contributions are levied in the same manner as the 12.8% withholding tax described above.
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
Withholding tax on dividends paid to shareholders who are not resident of France
Under French law, dividends paid by a French corporation, such as the Company, to non-residents of France are generally subject to French withholding tax at a rate of (i) 12.8% for distributions made to individuals, (ii) 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Union or in another Member State of the European Economic Area Agreement that has concluded a tax treaty with France which includes an administrative assistance provision to address tax evasion and avoidance, that would be taxed in accordance with the provisions of Article 206, 5 of the French Tax Code had such holder had its registered office in France and that meet the criteria provided for by the Guidelines BOI-IS-CHAMP-10-50-10-40-25/03/2013, n° 580 et seq. and BOI-RPPM-RCM-30-30-10-70-24/12/2019, n° 130, and (iii) generally 25% in other cases.
The French dividend withholding tax also applies to any payment made by a person established or domiciled in France to a non-resident in the context of a temporary assignment or a similar transaction giving the right or obligation to return or resell the shares or other rights relating to these shares. In accordance with Article 119 bis A, 1 of the French Tax Code, such temporary or similar transaction must be carried out for a period of less than forty-five days, including the date on which a right to receive a dividend (or assimilated income) in respect of the assigned shares (or rights related thereto) arises. The withholding tax is assessed on the payment made to the assignor by the assignee, within the limit of the amount of the dividend (or assimilated income) which the assignee acquires the right to receive over the period of assignment. If the assignor provides proof that such payment relates to a transaction the principal object and effect of which is not to avoid the application of a withholding tax or to obtain the granting of a tax benefit, then such assignor will be able to obtain reimbursement of the withholding tax from the tax office of his domicile or registered office.
Pursuant to paragraph 2 of Article 187 of the French Tax Code, dividends paid by a French corporation, such as the Company, in non-cooperative States or territories, as defined by Article 238-0 A 1, 2 and 2 bis-1° of the French Tax Code, will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends, unless the concerned beneficiary provides evidence that the dividends have neither the object nor the effect to enable, for tax evasion purpose, the location of income in such a State or territory.
Shareholders that are legal entities having their place of effective management in a Member State of the European Union or, under certain conditions, in another Member State of the European Economic Area Agreement that has concluded with France a tax treaty including an administrative assistance provision to address tax evasion and avoidance, may benefit from a withholding tax exemption, if they hold at least 10% of the Company’s share capital, and otherwise meet all the conditions of Article 119 ter of the French Tax Code. This 10% threshold is decreased to 5% where such legal entities qualify as parent companies (sociétés mères) within the meaning of Article 145 of the French Tax Code and cannot use the withholding tax as a tax credit in the jurisdiction in which their tax residence is situated.
Moreover, under article 235 quater of the French Tax Code, legal entities (i) having their place of effective management in (a) a Member State of the European Union, (b) another Member State of the European Economic Area Agreement or (c) any third country that has concluded with France a tax treaty including an administrative assistance provision to address tax evasion and avoidance and a treaty on mutual administrative assistance for recovery and which is not a non-cooperative State or territory, as defined by Article 238-0 A of the French Tax Code (provided that, in the latter case, the shareholding held by concerned legal entity in the distributing company does not enable it to effectively take part in its management or control) and (ii) being in a tax loss position may, under certain conditions, benefit from a temporary reimbursement of the withholding tax (taking the form of a tax deferral), such withholding tax having to be paid to the French treasury under certain circumstances, including, in particular, at the time they reach a profitable tax position.
The legal entities referred to in the preceding paragraph may benefit from a withholding tax exemption provided that they are (i) in a tax loss position and (ii) the subject of a liquidation under a bankruptcy proceeding at the time of the distribution.
Furthermore, Article 119 bis 2° of the French Tax Code provides that the withholding tax does not apply to dividends distributed to collective investment undertakings governed by foreign law, located in a Member State of the European Union or another State that has concluded with France a tax treaty including an administrative assistance provision to address tax evasion and avoidance and which satisfy the following two conditions:

•raising capital from a certain number of investors with the purpose of investing it in a fiduciary capacity on behalf of such investors pursuant to a defined investment policy; and
•having features similar to those required from collective undertakings governed by French law under section 1, paragraphs 1, 2, 3, 5 et 6 of sub-section 2, sub-section 3, or sub-section 4 of section 2 of Chapter IV of the 1st Title of Book II of the French Monetary and Financial Code.
The conditions for this exemption are set forth in detail in the Guidelines BOI-RPPM-RCM-30-30-20-70-06/10/2021.
In addition, Article 235 quinquies of the French Tax Code provides for a mechanism to refund the withholding tax up to the difference between this taxation and the taxation determined on a basis net of the acquisition and conservation expenses directly attached to the dividends received when the following conditions are met:
•the beneficiary is a legal person or an entity whose results are not subject to income tax in the hands of a shareholder and whose registered seat or permanent establishment in the result of which the income is included is located in (a) a Member State of the European Union, (b) another Member State of the European Economic Area Agreement or (c) any third country that has concluded with France a tax treaty including an administrative assistance provision to address tax evasion and avoidance and a treaty on mutual administrative assistance for recovery and which is not a non-cooperative State or territory, as defined by Article 238-0 A of the French Tax Code (provided that, in the latter case, the shareholding held by concerned legal entity in the distributing company does not enable it to effectively take part in its management or control);
•the acquisition and conservation expenses of such income would be deductible if the beneficiary were located in France; and
•the taxation rules in the State of residence of the beneficiary do not allow it to offset the withholding tax.
Finally, double tax treaties entered into between France and the States of residence of shareholders may provide for an exemption or a reduction of the French dividend withholding tax, subject to (i) certain requirements set forth therein being met and (ii) the shareholders duly completing and providing the required information and documentation. The exemptions or reduced rates of withholding tax provided for in double tax treaties may be applied to the benefit of the shareholders of our Company, as effective beneficiaries of the income, provided that they are identified and are entitled to the benefits provided by the double tax treaty which they avail themselves.
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
However, the NYSE is not formally recognized as a foreign regulated market by the French Minister of the Economy.

French financial transaction tax
The comments below (i) relate exclusively to the book-entry transfers of our ordinary shares within DTC and (ii) are notably based on the French Ruling.
Pursuant to Article 235 ter ZD of the French Tax Code, purchases of equity instruments or similar securities (such as American Depositary Receipts) of a French company listed on a regulated market of the EU or on a foreign regulated market formally recognized as such by the French Minister of the Economy are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion of euros as of December 1 of the year preceding the taxation year.
The French financial transaction tax will not be due on the purchases of ordinary shares of the Company as long as the NYSE is not a foreign regulated market formally recognized as such by the French Minister of the Economy and Article 235 ter ZD of the French Tax Code is not modified.
French registration duties
The comments below (i) relate exclusively to the book-entry transfers of our ordinary shares within DTC and (ii) are notably based on the French Ruling. Transfers of shares issued by a French corporation for consideration are generally subject to registration duties at the rate of 0.1% (i) when the French corporation is listed on a regulated market within the meaning of Article L 421-1 of the French Monetary Code, on a multilateral trading facility within the meaning of Article L 424-1 of the French Monetary Code, or on any foreign equivalent market operating under similar conditions, when the transfer is evidenced by a written agreement, and (ii) when the French corporation is not listed on any of the above mentioned markets, irrespective of whether the transfer is evidenced by a written agreement.
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
Therefore, the following transactions on ordinary shares of the Company should not give rise to the duty provided for in Article 726 of the French Tax Code:
•transactions on shares of the Company realized on the NYSE;
•over-the-counter sales of ordinary shares of the Company published on the market or communicated to the regulator in application of the MIF Directive or foreign provisions equivalent to the MIF Directive, provided that they are not evidenced by a written agreement; and
•over-the-counter transactions carried out on ordinary shares of the Company in connection with transactions that are the subject of the same publishing or communication obligations, provided that they are not evidenced by a written agreement.
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
Non-French tax residents
A shareholder who is not a French resident for French tax purposes will not be subject to French tax on capital gain from the sale, exchange, repurchase or redemption (other than redemption proceeds which may, under certain circumstances be partially or fully characterized as dividends under French domestic tax law or administrative guidelines) of its rights on the ordinary shares of the Company, unless (i) the shareholder is domiciled, established or incorporated out of France in a non-cooperative State or territory as defined in Article 238-0 A 1, 2 and 2 bis-1° of the French Tax Code, (ii) the rights on the shares of the Company form part of the property of a permanent establishment that the shareholder has in France or (iii) the shareholder has held, directly or indirectly, at any time during the five years preceding the date of disposal, and as relates to individuals together with their spouse, ascendants and descendants, rights to more than 25% of the profits of the Company (droits aux bénéfices sociaux).

Certain Material Dutch Tax Consequences Dutch dividend withholding tax
General
Since the Company was initially incorporated under Dutch law it is deemed to be resident of the Netherlands for Dutch dividend withholding tax purposes. Dividends paid on our ordinary shares following migration are therefore, based on Dutch domestic law, still subject to Dutch dividend withholding tax at a rate of 15%. However, since our head office has been transferred to France as of December 12, 2019, our dividends paid on our ordinary shares generally should be subject to French dividend withholding tax and not to Dutch dividend withholding tax on the basis of the double tax treaty between the Netherlands and France. However, both French and Dutch dividend withholding tax may be required to be withheld from any such dividends paid, if and when paid to Dutch resident holders of our ordinary shares (and non-Dutch resident holders of our ordinary shares that have a permanent establishment in the Netherlands to which the ordinary shares are attributable). We have approached the Dutch Tax authorities (here after “Dutch Revenue”) twice to apply for a tax ruling confirming that no withholding of any Dutch dividend withholding tax is applicable to any dividends paid by us even if we are no longer a Dutch tax resident for treaty purposes. However, Dutch Revenue has not been willing to confirm this.
We will therefore be required to identify our shareholders in order to assess whether there are Dutch resident holders of our ordinary shares or non-Dutch resident holders of our ordinary shares with a permanent establishment in the Netherlands to which the ordinary shares are attributable in respect of which Dutch dividend withholding tax has to be withheld on dividends paid. Such identification may not always be possible in practice. According to Dutch Revenue, Dutch dividend withholding tax must also be withheld on dividends paid in as far as the identity of our shareholders cannot be assessed. Withholding of both French and Dutch dividend withholding tax may occur in certain scenarios. Once we anticipate distributing a dividend, identification of our shareholders (by ourselves or a paying agent) is typically required in order to effectuate such dividend payments and could limit the Dutch dividend withholding tax that may need to be withheld. We approached Dutch Revenue to seek a tax ruling for a mechanism to determine which of our shareholders is deemed to be a Dutch resident or a non-Dutch resident with a permanent establishment in the Netherlands and therefore to what extent Constellium SE has – in a quantitative sense – a withholding obligation for Dutch dividend withholding tax purposes. The tax authorities have agreed with our proposed mechanism, and we obtained the Dutch tax ruling we were seeking on March 11, 2024. Such tax ruling is effective for fiscal years 2024 and 2025.
Generally, the Dutch dividend withholding tax will not be borne by us, but will be withheld from the gross dividends paid on our ordinary shares. A 15% Dutch dividend withholding tax will in principle be levied on the gross amount of dividend. The term “dividends” for Dutch dividend withholding tax purposes includes, but is not limited to:
•distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
•liquidation proceeds, proceeds of redemption of ordinary shares or, generally, consideration for the repurchase of ordinary shares by us in excess of the average paid-in capital of those ordinary shares recognized for Dutch dividend withholding tax purposes;
•the nominal value of ordinary shares issued to a shareholder or an increase of the nominal value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and
•partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of shareholders has resolved in advance to make such a repayment and provided that the nominal value of the ordinary shares concerned has been reduced by a corresponding amount by way of an amendment of our articles of association.
Notwithstanding the above, as part of the Multilateral Instrument of the Action Plan on Base Erosion and Profit Shifting of the OECD, a principal purpose test (“PPT”) should be applied alongside the double tax treaty between the Netherlands and France as of January 1, 2020. This PPT requires that the benefits of a tax treaty should not be available if it is reasonable to conclude, having regard to all relevant facts and circumstances, that obtaining that benefit was one of the principal purposes of any arrangement or transaction that resulted directly or indirectly in that benefit, unless it is established that granting that benefit in these circumstances would be in accordance with the object and purpose of the relevant provisions of that treaty.
In theory, the Dutch Revenue may take the position that one of the principal purposes of the transfer of the place of effective management of the Company to France was to obtain a tax benefit under the double tax treaty between the Netherlands and France, being the benefit that the Netherlands cannot levy a dividend withholding tax anymore (except for the cases as stated above). On this basis, they could argue that the PPT is met and, hence, that the treaty would effectively not apply and that the Netherlands would be allowed to levy Dutch dividend withholding tax on dividends distributed, irrespective of the shareholder. Considering the background of the Transfer it seems unlikely that the Dutch Revenue would be able to successfully take the position.
Conditional withholding tax
As of January 1, 2021, a withholding tax has been introduced on interest and royalty payments by a withholding agent established in the Netherlands (including withholding agents that were initially incorporated under Dutch law) to affiliated benefit beneficiaries in a low-tax jurisdiction and in case of abusive situations. Special rules apply to payments to (reverse) hybrid entities. The rate is linked to the highest Dutch corporate income tax rate (25.8% in 2023 and 25.8% in 2024).
A benefit beneficiary is an entity that is entitled to benefits in the form of interest and royalties. Benefit beneficiaries subject to the conditional withholding tax are those that:
1.judged on circumstances or according to local regulations are established in a low‑tax jurisdiction. If the benefit beneficiary is also established in a high-tax jurisdiction and certain conditions have been met, they will not be subject to tax;
2.are not established in a low-tax jurisdiction, but the benefits are allocated to a permanent establishment in that jurisdiction;
3.from a Dutch perspective are transparent and from the perspective of the country of the underlying participant are non-transparent (hybrid entity);
4.from a Dutch perspective are non-transparent and from the perspective of the country of establishment are transparent (reverse hybrid entity);
5.are not established in the Netherlands or a low-tax jurisdiction because there is an abuse situation. For there to be abuse, both the subjective test and the objective test must be met. The subjective test means that the main objective or one of the main objectives of the arrangement is to avoid withholding tax being imposed at another party. The objective test is met if there is an artificial arrangement or transaction (the arrangement is not set up based on valid business reasons that reflect economic reality).
Payments to affiliated entities entail payments to both parent/grandparent, subsidiary/ sub-subsidiary and sister companies. There is affiliation if:
1.the benefit beneficiary directly or indirectly holds a qualifying interest in the withholding agent;
2.the withholding agent directly or indirectly holds a qualifying interest in the benefit beneficiary;
3.a third party directly or indirectly holds a qualifying interest in the benefit beneficiary and in the withholding agent;
4.the benefit beneficiary together with other entities that belong to a cooperating group directly or indirectly hold a qualifying interest in the withholding agent;
5.the withholding agent together with other entities that belong to a cooperating group directly or indirectly hold a qualifying interest in the benefit beneficiary;
6.entities belonging to a cooperating group together directly or indirectly hold a qualifying interest in the benefit beneficiary and in the withholding agent.
A qualifying interest is an interest in an entity with which the decisions of that entity can be influenced in such a way that the activities of that entity can be determined. This is, in principle, the case if the interest represents more than 50% of the statutory voting rights.
Low-tax jurisdictions are countries included in the Regulation on Low-tax States and Non‑cooperative Jurisdictions for Tax Purposes. These countries either appear on the EU list of non-cooperative jurisdictions or have a statutory tax rate of less than 9%. An exhaustive list of states designated on the basis of the above criteria is drawn up each year. It is based on the rate applying on October 1 of the preceding calendar year or on the most recent EU blacklist for the preceding calendar year. For financial years commencing on or after January 1, 2023, the following states have been classified as designated states: American Samoa, Antigua and Barbuda, Anguilla, the Bahamas, Belize, Bahrain, Barbados, Bermuda, the British Virgin Islands, the Cayman Islands, Fiji, Guam, Guernsey, the Isle of Man, Jersey, Palau, Panama, Russia, Samoa, The Seychelles, Trinidad and Tobago, the Turks and Caicos Islands, Turkmenistan, the US Virgin Islands, and Vanuatu.

As of 2024, the tax base for this conditional withholding tax on interest and royalty payments has been expanded to also cover dividends. The term “dividends” for the conditional withholding tax is equal to the term “dividends” for dividend withholding tax purposes.
Since the Company was initially incorporated under Dutch law it is deemed to be resident of the Netherlands for the conditional withholding tax and as such should qualify as a withholding agent. Dividends paid on our ordinary shares following migration may therefore, based on Dutch domestic law, still become subject to the Dutch conditional withholding tax as of 2024. However, as set out above, on the basis of the double tax treaty between the Netherlands and France, the conditional withholding tax may only be withheld from any such dividends paid, if and when paid to Dutch resident holders of our ordinary shares (and non-Dutch resident holders of our ordinary shares that have a permanent establishment in the Netherlands to which the ordinary shares are attributable). Given that no conditional withholding tax should be due on payment to Dutch tax residents, the conditional withholding tax may only become due to the extent that a dividend is paid to an affiliated benefit beneficiary that judged on circumstances or according to local regulations is established in a low‑tax jurisdiction and that has a permanent establishment in the Netherlands to which our ordinary shares are allocable.

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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Refer to the information set forth under the Notes to the Consolidated Financial Statements at “Item 18. Financial Statements”:
•Note 2 - Summary of Significant Accounting Policies—2.6— Principles governing the preparation of the Consolidated Financial Statements— Financial Instruments; and
•Note 22 - Financial Risk Management.

Item 12. Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	Material Modifications to the Rights of Security Holders
Not applicable.

B.	Use of Proceeds
None.
Item 15. Controls and Procedures

A.	Disclosure Controls and Procedures
Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

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
Constellium’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2023 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on such criteria, Constellium’s management has concluded that, as of December 31, 2023, the Company´s internal control over financial reporting is effective.

C.	Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.

D.	Changes in Internal Control over Financial Reporting
During the period covered by this report, we have not made any change to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16.
Reserved.
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that the members of our Audit Committee, Mmes. Walker, Boccon-Gibod and Browne and Mr. Ormerod satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our Board of Directors has also determined that each of Ms. Walker and Mr. Ormerod is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.
Item 16B. Code of Ethics
We have adopted a Worldwide Code of Employee and Business Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Worldwide Code of Employee and Business Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial integrity, government relations, confidentiality and corporate opportunity requirements and the process for reporting violations of the Worldwide Code of Employee and Business Conduct, employee misconduct, conflicts of interest or other violations. Our Worldwide Code of Employee and Business Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.
A copy of our Worldwide Code of Employee and Business Conduct is available on our website at www.constellium.com. Any amendments to the Worldwide Code of Employee and Business Conduct, or any waivers of its requirements, will be disclosed on our website.
Item 16C. Principal Accountant Fees and Services
PricewaterhouseCoopers Audit has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2023.

The following table sets out the aggregate fees for professional services and other services rendered to us by PricewaterhouseCoopers in the years ended December 31, 2023 and 2022, and breaks down these amounts by category of service:

	For the year ended December 31,
	2023	2022
	(€ in thousands)
Audit fees	4,662	4,346
Audit-related fees	105	100
Tax fees	292	331
All other fees	5	78
Total(1)	5,064	4,855
__________________
(1) Including out-of-pocket expenses amounting to €184,000 and €185,000 for the years ended December 31, 2023 and 2022, respectively.
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
Tax Fees
Tax fees relate to tax compliance, including the preparation of tax returns and assistance with tax audits in the U.S. exclusively.
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
None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant’s Certifying Accountant
None.

Item 16G. Corporate Governance
As a foreign private issuer listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We intend to rely on the NYSE Listed Company Manual with respect to our corporate governance to the extent possible under French law.
The following are the significant ways in which our corporate governance practices differ from those required for U.S. companies listed on the NYSE.
•Audit Committee-The Board’s audit committee is responsible for selecting our statutory auditors and making a recommendation to our Board regarding the terms of their compensation. As required by French law, the actual appointment of the statutory auditors has to be made by the shareholders at a general meeting of the shareholders.
•Committee Powers-While the NYSE Listed Company Manual empowers board committees with decision-making authority that can be delegated by a company’s board, under French law, committees of the Company recommend to the full Board, which will be the decision-making body (not its committees).
•Executive Sessions/Communications with Independent Directors-French law does not require our independent directors to meet regularly without management, nor does it require the independent directors to meet alone in executive session at least once a year, as required by the NYSE Listed Company Manual. However, if our independent directors decide to engage in either or both of these activities, they will be permitted to do so. In practice, our independent directors regularly meet among themselves for discussions, but we do not expect them to be under any requirement to do so under our Articles of Association or French law. In addition, French law does not require a method for interested parties to communicate with our independent directors.
•Equity Compensation Plans-French law requires shareholder approval, at a general meeting of the shareholders, to make Company shares available for use in equity compensation plans, which is consistent with the shareholder vote required by the NYSE Listed Company Manual. It is common practice after obtaining such shareholder approval for the shareholders of a French company to then delegate to such company’s board of directors the authority to decide on the specific terms of the granting of equity compensation, within the limits of the shareholders’ authorization. The shareholders of the Company at the extraordinary general meeting held on November 25, 2019, and at the annual general meeting held on May 11, 2021, approved such authorizations to delegate such authority to the Board of Directors.
•Corporate Governance Guidelines-A Board Internal Charter is required by the NYSE Listed Company Manual for U.S. companies listed on the NYSE that would set forth certain corporate governance practices of a listed company’s board. Our Board Internal Charter covers all items required by the NYSE Listed Company Manual subject to certain differences set forth by French law, particularly with respect to committee powers (as described above) and conflict of interest transactions (as described below).
•Conflicts of Interest-Pursuant to French law and the Articles of Association, any agreement (directly or through an intermediary) between the Company and any director of the Company that is not entered into (i) in the ordinary course of business and (ii) under normal terms and conditions will be subject to the prior authorization of the Board, excluding the participation and vote of the interested director. As required by French law, any such agreement will also be subject to approval at the next ordinary shareholders’ meeting (by a simple majority, excluding the vote of interested persons). If the transaction has not been pre-approved by the Board, then it can be nullified if it has prejudicial consequences for the Company. If it is not approved by the shareholders, then interested directors may be held liable for any prejudicial consequences for the Company of the unapproved transaction; such transaction will nevertheless remain valid, unless it is nullified in case of fraud. The foregoing requirements also apply to agreements between the Company and another entity if one of the Company’s directors is an owner, a general partner, manager, director, general manager, member of the executive or supervisory board of the other entity, as well as to agreements in which one of the Company’s directors has an indirect interest. Aside from the foregoing requirements, there are no specific provisions prohibiting conflicted directors to participate or vote at a Board meeting. However, as a general rule under French law, directors must act in the interest of the Company.
•Retirement Age Requirements- Pursuant to the Articles of Association, the number of directors who are more than seventy-five years of age shall not exceed one-third of the directors in office. Furthermore, the Board Chairman may not be more than seventy-five years of age. The Chief Executive Officer shall not be more than seventy years of age.

In addition to the above differences, the following are corporate governance provisions applicable to the Company under French law and our Articles of Association:
Rights of Shareholders and Shareholders’ Meetings
Under French law and in general, each shareholder is entitled to one vote per share at any general shareholders’ meeting unless the Articles of Association provide otherwise. A general shareholders’ meeting is held annually to, inter alia, approve the annual financial statements. General shareholders’ meetings (including annual meetings) can be ordinary and/or extraordinary, depending upon the resolutions submitted to the vote.
At an extraordinary general shareholders’ meeting (which votes upon any proposal to change the articles of association, including any change in the rights of shareholders), majority is 2/3 of the votes validly cast. The quorum necessary for such a meeting to be validly held on the date set by the first convening notice is 1/4 of the voting shares. If this quorum is not reached, then a second meeting is convened with an agenda identical to the first meeting. If the quorum at the second meeting is not reached, then the second meeting can be postponed to a date no later than two months after the date on which the second meeting was convened. The quorum for such second or postponed meeting, as the case may be, to be validly held is 1/5 of the voting shares.
At an ordinary shareholders’ meeting (which votes upon any proposal within the competence of a general shareholders’ meeting other than an extraordinary shareholders’ meeting such as approval of annual financial statements or appointment of directors), majority is simple majority (more than 50%) of the votes validly cast. The quorum necessary for such a meeting to be validly held on the date set by the first convening notice is 1/5 of the voting shares. If this quorum is not reached, then a second meeting is convened with an agenda identical to the first meeting; no quorum is required for such second meeting.
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
The votes cast at the shareholders’ meetings shall not include votes attaching to shares in respect of which the shareholder did not vote or abstained or returned a blank or spoilt ballot paper.
French law does not provide for cumulative voting. The right to participate in a shareholders’ meeting is granted to all the shareholders whose shares are fully paid up and for whom a right to attend shareholders’ meetings has been established by registration of their shares in their names or names of the authorized intermediary acting on their behalf on the second business day prior to the shareholders’ meeting at 0:00 (zero hour) (Paris time) (the “French Record Date”), either in the registered (“au nominatif”) shares accounts held by the company (or an agent acting on its behalf) or in the bearer (“au porteur”) shares accounts held by the authorized intermediary.
Shareholders holding shares registered on the U.S. Register (which include all shares which are listed on the NYSE, held through a DTC participant and shares directly recorded in the name of their holder with Computershare) vote through the following process:
•their voting instructions are transmitted to the Company via the French Intermediary, acting as intermediary for the account of all shareholders registered on the U.S. Register, in accordance with articles L. 228-1 et seq. of the French Commercial Code;
•the French Record Date is set;
•an additional record date is fixed for all shareholders registered on the U.S. Register, which date is on or about the 25th day before the meeting (the “U.S. Record Date”); and
•shareholders who purchase shares between the U.S. Record Date and the French Record Date are entitled to participate and vote at the shareholders’ meeting as long as they continue to be shareholders on the French Record Date. However, given the short time between the French Record Date and the shareholders’ meeting date, shareholders as of the French Record Date may not have received the notices and information received by shareholders holding shares registered on the U.S. Register as of the U.S. Record Date. To the extent that shareholders as of the U.S. Record Date have sent voting instructions and sold or otherwise transferred their shares as of the French Record Date, such voting instructions will be invalidated or modified by the Company, as the case may be, in accordance with articles R. 225-85 and R. 225-86 of the French Commercial Code.

Shareholder Proposals and Action by Written Consent
Pursuant to French law, the board of directors is required to convene an annual ordinary general meeting of shareholders for approval of the annual financial statements. This meeting must be held within six months after the end of each prior fiscal year.
The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders’ meeting, then the auditors may call the meeting. In a bankruptcy, the liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent:
•one or several shareholders holding at least 5% of the share capital; or
• any interested party or the workers committee in cases of urgency.
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
Additional draft resolutions to be submitted for approval by the shareholders at the shareholders’ meeting may be proposed to the board of directors within the legal time limit (which is no later than 20 days from the publication of the convening notice (avis de réunion) and in any event no sooner than 25 days prior to the date of the shareholders’ meeting) by one or several shareholders holding a specified percentage of shares. The convening notice (avis de réunion) must be published in France with the BALO at least 35 days before the date of the shareholders’ meeting and can be consulted at https://www.journal-officiel.gouv.fr/balo/. As the U.S. Record Date is on or about the 25th day before the shareholders’ meeting, shareholders wishing to submit additional resolutions will need to submit them before receiving the meeting materials sent to them on or around the U.S. Record Date, otherwise their submissions will not be considered. The percentage of shares required to be held by one or several shareholders to be able to submit additional draft resolutions depends on the amount of the share capital of the Company; based on the Company’s issued share capital of €2,936,397.68 as of December 31, 2023, this percentage would be 2.88%.
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
A shareholder may alternatively or cumulatively bring an individual legal action against the directors, provided that he or she has suffered distinct damages from those suffered by the company. In this case, any damages awarded by the court are paid to the relevant shareholder.
Repurchase of Shares; Pre-emptive Rights; Shareholder Vote on Certain Reorganizations
Under French law, a private company (which our Company is for French law purposes so long as its shares are not listed on an EU-regulated market) may not subscribe for newly issued shares in its capital but may, however, acquire its own shares, under a shareholders’ authorization (effective for a period of up to 12 months), with a view to allocating the repurchased shares:
•within one year of the repurchase, to employees and corporate officers of the company and its affiliates under a profit-sharing, free share or share option plan or other share allocation, not to exceed 10% of the share capital;
•within two years of the repurchase, as payment or in exchange for assets acquired by the company in connection with a potential acquisition, merger, demerger or contribution-in-kind transaction, not to exceed 5% of the share capital;
•within five years from the repurchase, to shareholders willing to purchase the shares as part of a sale process organized by the company, not to exceed 10% of the share capital.

The repurchased shares not used for one of the above-mentioned purposes and within the above-mentioned timeframes are automatically cancelled. As of the date of this Annual Report, the Company does not have in place such shareholders’ authorization to the Board of Directors to purchase its own shares.
Also, under French law, a private company (which our Company is for French law purposes so long as its shares are not listed on an EU-regulated market) may acquire its own shares, without shareholders’ authorization, with a view to allocating the repurchased shares, within one year of the repurchase, to employees and corporate officers of the company and its affiliates under a free share or share option plan or other share allocation.
In any case, the number of its own shares owned by the Company cannot exceed 10% of a total of the Company’s shares at any given time.
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
Furthermore, according to the Articles of Association, any persons or entities who hold a number of shares equal to or greater than 10%, 15%, 20% or 25% of the total number of shares or voting rights in the Company shall inform the Company of the objectives they intend to pursue over the six months to come.

Following a period of six months, any persons or entities who continue to hold a number of shares or voting rights equal to or greater than the fractions mentioned hereinabove, shall renew their statement of intent, in compliance with the aforementioned terms, for each new period of six months.
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
For the application of the preceding subparagraphs, the shares or voting rights listed in paragraphs one to eight of Article L. 233-9 I of the French Commercial Code shall be considered equivalent to the shares or voting rights held by a shareholder.
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
When a draft offer is submitted, the price proposed must be at least equal to the highest price paid by the offeror, acting alone or in concert within the meaning of Article L. 233-10 of the French Commercial Code, over a period of twelve months preceding the event giving rise to the obligation to submit the draft offer.
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
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J. Insider Trading Policies
We have an Insider Trading Policy that applies to all employees, officers, and directors, as well as their affiliates (including spouses, partners, children, other relatives, and certain entities which are affiliated with such individuals). The Insider Trading Policy prohibits Company personnel and affiliates who possess inside information from: executing, effecting, or attempting to execute or effect a transaction in Company securities or related derivative instruments; recommending or inducing a third party to execute or effect a transaction in Company securities or related derivative instruments; disclosing inside information about the Company; and executing or effecting a transaction in Company securities or related derivative instruments that gives or is likely to give false or misleading signals or information, seeks to secure a price at an artificial level, or uses deception or contrivance. The Insider Trading Policy also prohibits Company personnel who have access to the Company’s quarterly earnings information from trading in Company securities or related derivative instruments prior to public release of earnings information. The Insider Trading Policy is filed as Exhibit 11.1 to this Form 20-F.
Item 16K. Cybersecurity
Process
We have established a cybersecurity risk management process that aims to identify, assess, mitigate, monitor, and report on the IT risks and cybersecurity threats that may affect our business objectives, performance, reputation, and compliance. We conduct an overall annual cybersecurity risk assessment to identify and prioritize the IT risks that may impact our business strategy, results of operations, and financial condition. We have processes and controls that help prevent, detect, and recover from security incidents and we also perform regular security assessments to test the resilience of our IT systems and networks against potential attacks and vulnerabilities. Our employees are provided awareness training on a regular basis to help them identify, avoid, mitigate, and report cybersecurity threats.
We perform security assessments, penetration testing or red teaming exercises with third parties to assess our security posture and to continuously improve our processes. We also use our Internal Audit function to conduct additional reviews and assessments. Our third-party service providers are subject to security risk assessments at the time of onboarding on a continuous basis and upon detection of an increase in risk profile. In addition, we require our providers to meet appropriate security requirements, controls and responsibilities and to investigate security incidents that have impacted such providers, as appropriate.
Management
Our Chief Information Officer/Chief Digital Officer (“CIO/CDO”), together with the Company’s security team, is responsible for assessing, monitoring, and managing our cybersecurity risks. Our CIO/CDO has significant experience in the IT security industry and with implementing various security and infrastructure transformation and improvement programs.
The Company has an Enterprise Risk Management (ERM) Committee and process in place that reviews and evaluates the overall risks to the Company, including its cybersecurity risks. The ERM process has the input of senior management and other internal stakeholders, and the cybersecurity risk management process is incorporated into our ERM review. Cybersecurity risks to the Company are reviewed, evaluated, and discussed on a quarterly basis and, when necessary, on an ad-hoc basis with our Executive Committee and other members of the management team.
We maintain controls and procedures that are designed to ensure prompt review and escalation of certain cybersecurity incidents so that decisions regarding reporting and public disclosure of such incidents can be made in a timely manner to comply with cybersecurity incident reporting requirements.
Board
Our Board, in coordination with the Audit Committee, oversees the management of the Company’s cybersecurity program and risks from cybersecurity threats. Our Audit Committee receives annual reports on cybersecurity risks resulting from risk assessments, progress of risk reduction initiatives, external auditor feedback, control maturity assessments, and relevant internal and industry cybersecurity incidents. The CIO/CDO also informs the Audit Committee on the prevention, detection, mitigation, and remediation of cybersecurity incidents, including significant security risks and information security vulnerabilities. The Audit committee reports any significant matters to the Board.

Risks
We rely on our IT systems to effectively manage and operate our business, including such processes as data collection, accounting, financial reporting, communications, supply chain, order entry and fulfillment, other business processes, and in operating our equipment. A cybersecurity incident could disrupt our business and could result in transaction errors, processing inefficiencies, limited equipment utilization, the loss of sales, customers, or intellectual property, causing our business and financial results to suffer. Although such risks have not materially affected our business, financial conditions, results of operations or reputation to date, we have, from time-to-time experienced cybersecurity incidents in the normal course of business. For more information regarding the risks we face from cybersecurity threats, please see “Risk Factors”.

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
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:
EXHIBIT INDEX

1.1	Articles of Association of Constellium SE dated April 10, 2023**

2.1	Description of Securities Registered under Section 12 of the Exchange Act**

4.8
Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.750% Senior Notes due 2024 (incorporated by reference to Exhibit 4.7 of Constellium N.V.’s Form 20-F filed on April 24, 2015, File No. 001-35931)

4.9
Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.15 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.10
Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH  & Co. KG, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.11
Third Supplemental Indenture (5.750% Senior Notes due 2024), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.16 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

4.12
Fourth Supplemental Indenture, dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.12 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.12.1
Fifth Supplemental Indenture (5.750% Senior Notes due 2024), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.2 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.13
Indenture, dated as of May 7, 2014, between Constellium N.V., the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.625% Senior Notes due 2021 (incorporated by reference to Exhibit 4.8 of Constellium N.V.’s Form 20-F filed on April 24, 2015, File No. 001-35931)

4.14
Supplemental Indenture, dated as of March 31, 2015, among Constellium Neuf Brisach, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.18 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.15
Supplemental Indenture, dated as of March 30, 2016, among Constellium Holdco III B.V., Constellium Rolled Products Singen GmbH & Co. KG, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.19 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

4.16
Third Supplemental Indenture (4.625% Senior Notes due 2021), dated as of February 16, 2017, among Engineered Products International S.A.S., Constellium W S.A.S., Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, Wise Alloys LLC, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.20 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

4.17
Fourth Supplemental Indenture, dated as of November 30, 2017, among Constellium International S.A.S., Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.17 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.17.2
Fifth Supplemental Indenture (4.625% Senior Notes due 2021), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.1 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.41
Indenture, dated as of February 16, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 6.625% Senior Notes due 2025 (incorporated by reference to Exhibit 4.45 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

4.42
Indenture, dated as of November 9, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.875% Senior Notes due 2026 (incorporated by reference to Exhibit 4.42 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.43
First Supplemental Indenture (5.875% Senior Notes due 2026), dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.43 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.43.1
Second Supplemental Indenture (5.875% Senior Notes due 2026), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.4 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.43.2
Third Supplemental Indenture (5.875% Senior Notes due 2026), dated as of December 3, 2021, among Constellium US Intermediate Holdings LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.43.2 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

4.44
Indenture, dated as of November 9, 2017, among Constellium N.V., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 4.250% Senior Notes due 2026 (incorporated by reference to Exhibit 4.44 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.45
First Supplemental Indenture (4.250% Senior Notes due 2026), dated as of November 30, 2017, among Constellium International S.A.S., Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.45 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.45.1
Second Supplemental Indenture (4.250 % Senior Notes due 2026), dated February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.5 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.45.2
Third Supplemental Indenture (4.250% Senior Notes due 2026), dated as of December 3, 2021, among Constellium US Intermediate Holdings LLC and Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.45.2 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

4.46
Credit Agreement, by and among Wise Alloys LLC and Constellium Rolled Products Ravenswood, LLC, as Borrowers, Wise Metals Group LLC and Constellium US Holdings I, LLC, as Loan Parties, Constellium Holdco II B.V., as Parent Guarantor, the lenders party thereto, Wells Fargo Bank, N.A., as Administrative Agent and Collateral Agent, the Joint Lead Arrangers and Joint Bookrunners party thereto, and the Co-Syndication Agents party thereto, dated as of June 21, 2017 (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

4.46.1
Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, and Constellium Bowling Green LLC, as Borrowers, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, and Constellium Property and Equipment Company, LLC, as Loan Parties, Constellium International S.A.S., as Parent Guarantor, the lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of February 20, 2019 (incorporated by reference to Exhibit 4.46.1 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

4.46.2
Amendment No. 1 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of May 10, 2019 (incorporated by reference to Exhibit 4.6 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.46.3
Amendment No. 2 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of April 24, 2020 (incorporated by reference to Exhibit 99.1 of Constellium SE's Form 6-K furnished March 16, 2021, File No.001-35931)

4.46.4
Amendment No. 3 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of September 25, 2020 (incorporated by reference to Exhibit 4.46.4 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

4.46.5
Amendment No. 4 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of April 27, 2021 (incorporated by reference to Exhibit 4.46.5 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

4.46.6
Amendment No. 5 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium Property and Equipment Company, LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of December 3, 2021 (incorporated by reference to Exhibit 4.46.6 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

4.46.7
Amendment No. 6 to Amended and Restated Credit Agreement, by and among Constellium Muscle Shoals LLC, Constellium Rolled Products Ravenswood, LLC, Constellium Bowling Green LLC, Constellium Holdings Muscle Shoals LLC, Constellium US Holdings I, LLC, Constellium US Intermediate Holdings LLC, the lenders signatory thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, dated as of June 23, 2022 (incorporated by reference to Exhibit 4.46.7 of Constellium SE's Form 20-F filed on March 14, 2023, File No. 001-35931)

4.47
Underwriting Agreement, dated as of October 31, 2017, by and among the Company, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as representatives of the underwriters named therein (incorporated by reference to Exhibit 99.1 of Constellium N.V.’s Form 6-K filed on November 3, 2017, File. No. 001-35931)

4.48
First Supplemental Indenture (6.625% Senior Notes due 2025), dated as of November 30, 2017, among Constellium International S.A.S. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.48 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

4.48.1
Second Supplemental Indenture (6.625% Senior Notes due 2025), dated as of February 20, 2019, among Constellium Bowling Green LLC, Constellium Property and Equipment Company, LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.3 of Constellium N.V.’s Registration Statement on Form F-4 filed on June 28, 2019, File No. 333-221221)

4.49
Indenture, dated as of June 30, 2020, among Constellium SE, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 5.625% Senior Notes due 2028 (incorporated by reference to Exhibit 99.2 of Constellium SE's Form 6-K furnished March 16, 2021, File No.001-35931)

4.49.1
First Supplemental Indenture (5.625% Senior Notes due 2028), dated as of December 3, 2021, among Constellium US Intermediate Holdings LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.49.1 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

4.50
Term Facility Agreement for a Loan Guaranteed by the French State (PGE Grande Entreprise), dated as of May 13, 2020, by and among Constellium International S.A.S., BNP Paribas, Bpifrance Financement and Société Générale (incorporated by reference to Exhibit 4.50 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

4.50.1
Letter dated May 12, 2021 signed by Constellium International S.A.S. and BNP Paribas, as agent on behalf of lenders, having amended clause 21.17 of the Term Facility Agreement for a Loan Guaranteed by the French State (PGE Grande Entreprise), dated as of May 13, 2020, by and among Constellium International S.A.S., BNP Paribas, Bpifrance Financement and Société Générale (incorporated by reference to Exhibit 4.50.1 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

4.51
Indenture, dated as of February 24, 2021, among Constellium SE, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee, providing for the issuance of the 3.750% Sustainability-Linked Senior Notes due 2029 (incorporated by reference to Exhibit 99.3 of Constellium SE's Form 6-K furnished March 16, 2021, File No.001-35931)

4.51.1
First Supplemental Indenture (3.750% Sustainability-Linked Senior Notes due 2029), dated as of December 3, 2021, among Constellium US Intermediate Holdings LLC and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.51.1 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

4.52
Indenture, dated as of June 2, 2021, among Constellium SE, the guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent, providing for the issuance of the 3.125% Sustainability-Linked Senior Notes due 2029 (incorporated by reference to Exhibit 4.52 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

4.52.1
First Supplemental Indenture (3.125% Sustainability-Linked Senior Notes due 2029), dated as of December 3, 2021, among Constellium US Intermediate Holdings LLC and Deutsche Bank Trust Company Americas, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Deutsche Bank Luxembourg S.A., as Registrar and Transfer Agent (incorporated by reference to Exhibit 4.52.1 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

10.1
Amended and Restated Shareholders Agreement, dated May 29, 2013, among Constellium N.V. and the other signatories thereto (incorporated by reference to Exhibit 10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.2	2017 Long-Term Incentive Award Agreement (incorporated by reference to Exhibit 10.7 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.3
Amended and Restated Factoring Agreement between Alcan Rhenalu S.A.S. as French Seller, Alcan Aerospace S.A.S. as French Seller, Alcan Softal S.A.S. as French Seller, Alcan France Extrusions S.A.S. as French Seller, Alcan Aviatube S.A.S. as French Seller, Omega Holdco II B.V. as Parent Company, Engineered Products Switzerland A.G. as Sellers’ Agent and GE Factofrance S.N.C. as Factor, dated January 4, 2011, as amended as of November 8, 2013 (incorporated by reference to Exhibit 10.7 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.4
Amendment and Consent Letter No 10 between GE Factofrance S.A.S. as Factor and Constellium Switzerland AG, Constellium Holdco II B.V., Constellium France S.A.S., Constellium Extrusions France S.A.S. and Constellium Aviatube S.A.S. as French Sellers, dated February 3, 2014 (incorporated by reference to Exhibit 10.7.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on January 27, 2014, File No. 333-193583)

10.5
Amendment and Restatement Agreement among Constellium Issoire, as Seller, Constellium Neuf Brisach, as Seller, Constellium Extrusions France, as Seller, Constellium Holdco II B.V., as Parent Company, Constellium Switzerland A.G., as Sellers agent, and GE Factofrance SAS, as Factor, dated December 3, 2015 (incorporated by reference to Exhibit 10.8 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

10.6
Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010 (incorporated by reference to Exhibit 10.8 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.7
Country Specific Amendment Agreement (Switzerland) to the Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010 (incorporated by reference to Exhibit 10.9 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.8
Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Valais AG (formerly: Alcan Aluminium Valais AG), dated November 12, 2013 (incorporated by reference to Exhibit 10.9.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.8.1
Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Valais S.A. Sierre, dated May 27, 2016 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.8.2
Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Valais S.A., dated December 21, 2016 (incorporated by reference to Exhibit 10.10.2 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.8.3
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Valais S.A. Sierre, dated April 30, 2020 (incorporated by reference to Exhibit 10.8.3 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.8.4
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Valais S.A. Sierre, dated June 30, 2022 (incorporated by reference to Exhibit 10.8.4 of Constellium SE's Form 20-F filed on March 14, 2023, File No. 001-35931)

10.9
Factoring Agreement between GE Capital Bank AG and Alcan Aluminium-Presswerke GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.10 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.9.1
Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Deutschland GmbH (formerly Alcan Aluminium-Presswerke GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.9.2
Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Deutschland GmbH, dated May 27, 2016 (incorporated by reference to Exhibit 10.11.2 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.9.3
Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Extrusions Deutschland GmbH, dated December 21, 2016 (incorporated by reference to Exhibit 10.11.3 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.9.4
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Extrusions Deustchland GmbH, dated April 30, 2020 (incorporated by reference to Exhibit 10.9.4 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.9.5
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Extrusions Deustchland GmbH, dated June 30, 2022 (incorporated by reference to Exhibit 10.9.5 of Constellium SE's Form 20-F filed on March 14, 2023, File No. 001-35931)

10.9.6	Release Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Extrusions Deustchland GmbH, dated August 31, 2023**

10.10
Factoring Agreement between GE Capital Bank AG and Constellium Rolled Products Singen GmbH & Co. KG, dated May 27, 2016 (incorporated by reference to Exhibit 10.12 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.10.1
Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG and Constellium Rolled Products Singen GmbH & Co. KG, dated December 21, 2016 (incorporated by reference to Exhibit 10.12.1 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No.  001-35931)

10.10.2
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Rolled Products Singen GmbH & Co. KG, dated April 30, 2020 (incorporated by reference to Exhibit 10.10.2 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.10.3
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Rolled Products Singen GmbH  & Co. KG, dated June 30, 2022 (incorporated by reference to Exhibit 10.10.3 of Constellium SE's Form 20-F filed on March 14, 2023, File No. 001-35931)

10.11
Factoring Agreement between GE Capital Bank AG and Alcan Singen GmbH, dated December 16, 2010 (incorporated by reference to Exhibit 10.11 of Constellium N.V.’s Registration Statement on Form F-1 filed on May 13, 2013, File No. 333-188556)

10.11.1
Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH (formerly Alcan Singen GmbH), dated November 12, 2013 (incorporated by reference to Exhibit 10.10.1 of Constellium N.V.’s Registration Statement on Form F-1 filed on December 10, 2013, File No. 333-192680)

10.12
Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH, dated March 26, 2014 (incorporated by reference to Exhibit 10.13 of Constellium N.V.’s Form 20-F filed on April 18, 2016, File No. 001-35931)

10.12.1
Amendment Agreement to a Factoring Agreement between GE Capital Bank AG and Constellium Singen GmbH, dated May 27, 2016 (incorporated by reference to Exhibit 10.14.1 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.12.2
Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Singen GmbH, dated December 21, 2016 (incorporated by reference to Exhibit 10.14.2 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.12.3
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Singen GmbH (formerly Alcan Singen GmbH)Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Singen GmbH (formerly Alcan Singen GmbH), dated April 30, 2020 (incorporated by reference to Exhibit 10.12.3 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.12.4
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Singen GmbH (formerly: Alcan Singen GmbH)Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Singen GmbH (formerly: Alcan Singen GmbH), dated June 30, 2022 (incorporated by reference to Exhibit 10.12.4 of Constellium SE's Form 20-F filed on March 14, 2023, File No. 001-35931)

10.13
Factoring Agreement between GE Capital Bank AG and Constellium Extrusions Děčín S.R.O., dated June 26, 2015 (incorporated by reference to Exhibit 10.14 of Constellium N.V.’s Form 20-F filed on April 18, 2017, File No. 001-35931)

10.13.1
Amendment Agreement to a Factoring Agreement between GE Capital AG and Constellium Extrusions Děčín s.r.o., dated May 27, 2016 (incorporated by reference to Exhibit 10.15.1 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.13.2
Amendment Agreement to a Factoring Agreement between TARGO Commercial Finance AG (f/k/a GE Capital Bank AG) and Constellium Extrusions Děčín s.r.o., dated December 21, 2016 (incorporated by reference to Exhibit 10.15.2 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.13.3
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Extrusions Děčín s.r.o., dated April 30, 2020 (incorporated by reference to Exhibit 10.13.3 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.13.4
Amendment Agreement to a Factoring Agreement between TARGOBANK AG and Constellium Extrusions Děčín s.r.o., dated June 30, 2022 (incorporated by reference to Exhibit 10.13.4 of Constellium SE's Form 20-F filed on March 14, 2023, File No. 001-35931)

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

10.15.4	Amendment No. 4 to the Constellium N.V. 2013 Equity Incentive Plan, effective as of May 14, 2021 (incorporated by reference to Exhibit 99.5 of Constellium SE’s Form S-8 furnished on May 14, 2021)

10.15.5	Amendment No. 5 to the Constellium SE 2013 Equity Incentive Plan**

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

10.21	Employment Agreement of Jean-Marc Germain, dated as of April 25, 2016 (incorporated by reference to Exhibit 10.25 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.22	Employment Agreement of Peter R. Matt, dated as of October 26, 2016 (incorporated by reference to Exhibit 10.26 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.23
Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of April 21, 2017 (incorporated by reference to Exhibit 10.3 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.23.1
Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of June 13, 2017 (incorporated by reference to Exhibit 10.2 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.23.2
Second Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium Holdco II B.V., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of March 29, 2018 (incorporated by reference to Exhibit 10.24.1 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)‡

10.23.3
Third Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium International S.A.S., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of March 15, 2019 (incorporated by reference to Exhibit 10.23.3 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.23.4
Fourth Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium International S.A.S., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of February, 16, 2021 (incorporated by reference to Exhibit 10.23.4 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.23.5
Fifth Amendment to the Facility Agreement, by and among Constellium Issoire and Constellium Neuf Brisach, as Borrowers, Constellium International S.A.S., as Parent Company, the lenders party thereto, and Factofrance, as Arranger and Agent, dated as of March 27, 2023**

10.25
First Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser and Greensill Capital Inc., as purchaser agent, dated June 28, 2016 (incorporated by reference to Exhibit 10.4 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.25.1
Second Omnibus Amendment, dated as of January 25, 2017, among Wise Alloys LLC, as Servicer, Wise Alloys Funding II LLC, as Seller, Hitachi Capital America Corp., as Purchaser, Intesa Sanpaolo S.p.A., New York Branch, as Purchaser, and Greensill Capital Inc., as Purchaser Agent (incorporated by reference to Exhibit 10.24 of Constellium N.V.’s Form 20-F filed on March 21, 2017, File No. 001-35931)

10.25.2
Third Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital Inc., as purchaser agent, dated May 12, 2017 (incorporated by reference to Exhibit 10.5 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.25.3
Fourth Omnibus Amendment, by and among Wise Alloys LLC, as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as successor purchaser agent to Greensill Capital Inc., dated January 2, 2018 (incorporated by reference to Exhibit 10.31 of Constellium N.V.’s Form 20-F filed March 12, 2018, File No. 001-35931)

10.25.4
Fifth Omnibus Amendment, by and among Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC), as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as purchaser agent, dated October 22, 2018 (incorporated by reference to Exhibit 10.25.5 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

10.25.5
Sixth Omnibus Amendment, by and among Constellium Muscle Shoals LLC (f/k/a Wise Alloys LLC), as seller/servicer, Wise Alloys Funding II LLC, as purchaser/seller, Hitachi Capital America Corp., as purchaser, Intesa Sanpaolo S.P.A., New York Branch, as purchaser, and Greensill Capital (UK) Ltd., as purchaser agent, dated September 30, 2019 (incorporated by reference to Exhibit 10.25.6 of Constellium SE's Form 20-F filed March 9, 2020, File No. 001-35931)

10.26
Amendment and Restatement Agreement, by and among Constellium lssoire, Constellium Neuf Brisach and Constellium Extrusions France, as Sellers, Constellium Holdco II BV, as Parent Company, Constellium Switzerland AG, as Sellers’ Agent, and FactoFrance S.A.S., as Factor, dated as of April 19, 2017 (incorporated by reference to Exhibit 10.6 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.27
Amendment and Restatement Agreement among Constellium Issoire, Constellium Neuf Brisach and Constellium Extrusions France, as Sellers, Constellium International S.A.S., as Parent Company, Constellium Switzerland A.G., as Sellers’ agent, and Factofrance SA, as Factor, dated as of May 26, 2020 (incorporated by reference to Exhibit 10.27 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.28
Amendment and Restatement Agreement among Constellium Issoire, Constellium Neuf Brisach and Constellium Extrusions France, as Sellers, Constellium International S.A.S., as Parent Company, Constellium Switzerland A.G., as Sellers’ agent, and Factofrance SA, as Factor, dated as of July 21, 2022 (incorporated by reference to Exhibit 10.28 of Constellium SE's Form 20-F filed on March 14, 2023, File No. 001-35931)

10.28.1
Letter Amendment to the Factoring Agreement among Constellium Issoire, Constellium Neuf Brisach, Constellium Extrusions France, as Sellers, Constellium International S.A.S., as Parent Company, Constellium Switzerland A.G., as Sellers' agent, and Factofrance SA, as Factor, dated as of May 31, 2023**

10.29.1
Long-Term Incentive Award Agreement, effective as of July 31, 2017 (incorporated by reference to Exhibit 10.7 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No.  333-221221)

10.29.2
Form of 2017 Long-Term Incentive Award Agreement Award Letter (incorporated by reference to Exhibit 10.8 of Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.30.1	2018 Long Term Incentive Award Agreement, effective as of May 25, 2018 (incorporated by reference to Exhibit 10.30.1 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

10.30.2
Form of 2018 Long Term Incentive Award Letter for a grant of Restricted Stock Units (incorporated by reference to Exhibit 10.30.2 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

10.30.3
Form of 2018 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units (incorporated by reference to Exhibit 10.30.3 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

10.30.4	Long Term Incentive Award Letter-Clarification, dated as of June 26, 2018 (incorporated by reference to Exhibit 10.30.4 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

10.30.5	Form of 2019 Long Term Incentive Award Letter for a grant of Restricted Stock Units (incorporated by reference to Exhibit 10.30.5 of Constellium SE's Form 20-F filed March 9, 2020, File No. 001-35931)

10.30.6
Form of 2019 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units (incorporated by reference to Exhibit 10.30.6 of Constellium SE's Form 20-F filed March 9, 2020, File No. 001-35931)

10.30.7
Form of 2020 Long Term Incentive Award Letter for a grant of Restricted Stock Units (incorporated by reference to Exhibit 10.30.7 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.30.8
Form of 2020 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units (incorporated by reference to Exhibit 10.30.8 of Constellium SE's Form 20-F filed on March 17, 2021, File No. 001-35931)

10.30.9
Form of 2021 Long Term Incentive Award Letter for a grant of Restricted Stock Units (incorporated by reference to Exhibit 10.30.9 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

10.30.10
Form of 2021 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units (incorporated by reference to Exhibit 10.30.10 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

10.30.11	2022 Long Term Incentive Award Agreement, effective as of March 10, 2022 (incorporated by reference to Exhibit 10.30.11 of Constellium SE's Form 20-F filed on March 14, 2023, File No. 001-35931)

10.30.12
Form of 2022 Long Term Incentive Award Letter for a grant of Restricted Stock Units (incorporated by reference to Exhibit 10.30.12 of Constellium SE's Form 20-F filed on March 14, 2023, File No. 001-35931)

10.30.13
Form of 2022 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units (incorporated by reference to Exhibit 10.30.13 of Constellium SE's Form 20-F filed on March 14, 2023, File No. 001-35931)

10.30.14	2023 Long Term Incentive Award Agreement, effective as of March 9, 2023**

10.30.15	Form of 2023 Long Term Incentive Award Letter for a grant of Restricted Stock Units**

10.30.16	Form of 2023 Long Term Incentive Award Letter for a grant of Restricted Stock Units and Performance Share Units**

10.31
Information under the heading “Description of Capital Stock” in Constellium N.V.’s Registration Statement on Form F-3ASR, filed with the SEC on October 30, 2017 (incorporated by reference to the “Description of Capital Stock” in Constellium N.V.’s Registration Statement on Form F-3ASR filed on October 30, 2017, File No. 333-221221)

10.32
Constellium US Holdings I, LLC U.S. Nonqualified Deferred Compensation and Restoration Plan, effective as of January 1, 2019 (incorporated by reference to Exhibit 10.34 of Constellium N.V.’s Form 20-F filed March 11, 2019, File No. 001-35931)

10.33
Receivables Purchase Agreement, among Constellium Muscle Shoals Funding III LLC, Constellium Muscle Shoals LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG New York Branch and Intesa Sanpaolo S.p.A., dated as of September 30, 2021 (incorporated by reference to Exhibit 10.33 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

10.34
Receivables Sale Agreement, between Constellium Muscle Shoals LLC and Constellium Muscle Shoals Funding III LLC, dated as of September 30, 2021 (incorporated by reference to Exhibit 10.34 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

10.35
First Omnibus Amendment to the Receivables Sale Agreement between Constellium Muscle Shoals LLC and Constellium Muscle Shoals Funding III LLC, and to the Receivables Purchase Agreement among Constellium Muscle Shoals Funding III LLC, Constellium Muscle Shoals LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG New York Branch, and Intesa Sanpaolo S.p.A., dated as of December 21, 2021 (incorporated by reference to Exhibit 10.35 of Constellium SE's Form 20-F filed on March 14, 2022, File No. 001-35931)

10.36
Second Omnibus Amendment to the Receivables Sale Agreement between Constellium Muscle Shoals LLC and Constellium Muscle Shoals Funding III LLC, and to the Receivables Purchase Agreement among Constellium Muscle Shoals Funding III LLC, Constellium Muscle Shoals LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG New York Branch, and Intesa Sanpaolo S.p.A. New York Branch, dated as of June 28, 2022 (incorporated by reference to Exhibit 10.36 of Constellium SE's Form 20-F filed on March 14, 2023, File No. 001-35931)

10.37
Third Omnibus Amendment to the Receivables Sale Agreement between Constellium Muscle Shoals LLC and Constellium Muscle Shoals Funding III LLC, and to the Receivables Purchase Agreement among Constellium Muscle Shoals Funding III LLC, Constellium Muscle Shoals LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG New York Branch, and Intesa Sanpaolo S.p.A. New York Branch, dated as of September 15, 2023**

10.40	Separation and Release of Claims Agreement with Peter R. Matt, effective April 8, 2023**

10.41	Employment Agreement with Jack Guo dated March 31, 2023**

10.42	Employment Offer Letter with Ingrid Joerg dated November 13, 2014, and Addendum to Employment Contract dated July 24, 2023**

11.1	Insider Trading Policy, dated as of December 2019**

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 18, 2024**

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated as of March 18, 2024**

13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated as of March 18, 2024**

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated as of March 18, 2024**

15.1	Consent of Independent Registered Public Accounting Firm**

21.1	List of subsidiaries**

97.1	Clawback/Compensation Recovery Policy**

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

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
Date: March 18, 2024

INDEX TO FINANCIAL STATEMENTS
Constellium SE Audited Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Constellium SE
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Constellium SE and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Recoverability of deferred tax assets
As described in Notes 2 and 17 to the consolidated financial statements, the Company recognized net deferred income tax assets of €224 million as of December 31, 2023, relating to deferred income tax assets and liabilities for the estimated future tax consequences attributable to temporary difference between carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets are also recognized for operating loss carryforwards and tax credit carryforwards. Of the recognized amount, €171 million is related to recoverable tax losses. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be utilized. The deferred income tax assets are recognized only to the extent that sufficient taxable profits will be available in the years in which the temporary differences become deductible. This assessment was conducted through a detailed review of deferred tax assets by jurisdiction and takes into account the scheduled reversals of table and deductible temporary differences, past, current and expected future performance deriving from the budget, the business plan and tax planning strategies. Management exercised significant judgment in determining that, based on the expected taxable income of the entities, it is more likely than not that a total of €224 million net deferred tax assets will be recoverable.
The principal considerations for our determination that performing procedures relating to the recoverability of deferred income tax assets is a critical audit matter are (i) the significant judgment by management when considering whether or not it is likely that deferred income tax assets will be utilized and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's assessment of the recoverability of deferred tax assets.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the recoverability of deferred tax assets. These procedures also included, among others, (i) evaluating the positive and negative evidence available to support management’s assessment of the realizability of deferred tax assets; (ii) testing the completeness and accuracy of the underlying data used in management’s assessment; and (iii) evaluating the reasonableness of management’s projections of future profitability by year. Evaluating the reasonableness of management’s projections of future profitability by year involved considering (i) the deferred income tax assets by jurisdiction and agreeing the projections included in the forecasted future taxable profits with approved underlying business plans; (ii) the current and past performance against the projections included in the business plans used by the Company; (iii) the historical taxable profits, applicable tax rates and local expiry periods of tax losses together with any applicable restrictions in recovery established by local legislation; (iv) the estimated reversal of the various temporary differences; and (v) the consistency with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers Audit

Neuilly-sur-Seine, France
March 18, 2024
We have served as the Company’s auditor since 2011.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
(in millions of Euros)	Notes	2023	2022	2021
Revenue	3	7,239	8,120	6,152
Cost of sales		(6,529)	(7,448)	(5,488)
Gross profit		710	672	664
Selling and administrative expenses		(302)	(282)	(258)
Research and development expenses		(52)	(48)	(39)
Other gains and losses - net	8	(19)	(8)	117
Income from operations		337	334	484
Finance costs - net	10	(141)	(131)	(167)
Income before tax		196	203	317
Income tax (expense) / benefit	11	(67)	105	(55)
Net income		129	308	262
Net income attributable to:
Equity holders of Constellium		125	301	257
Non-controlling interests		4	7	5
Net income		129	308	262

Earnings per share attributable to the equity holders of Constellium (in Euros)
Basic	0.85	2.10	1.82
Diluted	0.84	2.06	1.75
Weighted average number of shares
Basic	146,129,941	143,625,764	140,995,106
Diluted	149,236,102	146,605,716	147,169,971
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
(in millions of Euros)	Notes	2023	2022	2021
Net income		129	308	262
Other comprehensive (loss) / income
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations		(16)	157	114
Income tax on remeasurement on post-employment benefit obligations		2	(35)	(16)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	22	7	(8)	(17)
Income tax on cash flow hedges	17	(1)	2	4
Currency translation differences		(26)	21	34
Other comprehensive (loss) / income		(34)	137	119
Total comprehensive income		95	445	381
Attributable to:
Equity holders of Constellium		92	439	374
Non-controlling interests		3	6	7
Total comprehensive income		95	445	381
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
(in millions of Euros)	Notes	2023	2022
Assets
Current assets
Cash and cash equivalents	12	202	166
Trade receivables and other	13	490	539
Inventories	14	1,098	1,320
Other financial assets	21	30	31
		1,820	2,056
Non-current assets
Property, plant and equipment	15	2,047	2,017
Goodwill	16	462	478
Intangible assets	16	47	54
Deferred tax assets	17	252	271
Trade receivables and other	13	31	43
Other financial assets	21	2	8
		2,841	2,871
Assets of disposal group classified as held for sale	18	—	14
Total Assets		4,661	4,941
Liabilities
Current liabilities
Trade payables and other	19	1,263	1,467
Borrowings	20	54	148
Other financial liabilities	21	34	41
Income tax payable		19	16
Provisions	24	18	21
		1,388	1,693
Non-current liabilities
Trade payables and other	19	59	43
Borrowings	20	1,814	1,908
Other financial liabilities	21	8	14
Pension and other post-employment benefit obligations	23	411	403
Provisions	24	89	90
Deferred tax liabilities	17	28	28
		2,409	2,486
Liabilities of disposal group classified as held for sale	18	—	10
Total Liabilities		3,797	4,189
Equity
Share capital	26	3	3
Share premium	26	420	420
Retained earnings and other reserves		420	308
Equity attributable to equity holders of Constellium		843	731
Non-controlling interests		21	21
Total Equity		864	752
Total Equity and Liabilities		4,661	4,941
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
At January 1, 2023	3	420	28	(10)	41	101	148	731	21	752
Net income	—	—	—	—	—	—	125	125	4	129
Other comprehensive (loss) / income	—	—	(14)	6	(25)	—	—	(33)	(1)	(34)
Total comprehensive (loss) / income	—	—	(14)	6	(25)	—	125	92	3	95
Share-based compensation	—	—	—	—	—	20	—	20	—	20
Other	—	—	(1)	—	—	—	1	—	—	—
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(3)	(3)
At December 31, 2023	3	420	13	(4)	16	121	274	843	21	864

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained (deficit) / earnings	Total	Non-controlling interests	Total equity
At January 1, 2022	3	420	(94)	(4)	19	83	(153)	274	17	291
Net income	—	—	—	—	—	—	301	301	7	308
Other comprehensive income / (loss)	—	—	122	(6)	22	—	—	138	(1)	137
Total comprehensive income / (loss)	—	—	122	(6)	22	—	301	439	6	445
Share-based compensation	—	—	—	—	—	18	—	18	—	18
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
At December 31, 2022	3	420	28	(10)	41	101	148	731	21	752

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained (deficit) / earnings	Total	Non-controlling interests	Total equity
At January 1, 2021	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)
Net income	—	—	—	—	—	—	257	257	5	262
Other comprehensive income / (loss)	—	—	98	(13)	32	—	—	117	2	119
Total comprehensive income / (loss)	—	—	98	(13)	32	—	257	374	7	381
Share-based compensation	—	—	—	—	—	15	—	15	—	15
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(4)	(4)
At December 31, 2021	3	420	(94)	(4)	19	83	(153)	274	17	291
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
(in millions of Euros)	Notes	2023	2022	2021
Net income		129	308	262
Adjustments
Depreciation and amortization	15, 16	294	287	267
Pension and other post-employment benefits service costs	23	23	(22)	64
Finance costs - net	10	141	131	167
Income tax expense / (benefit)	11	67	(105)	55
Unrealized losses / (gains) on derivatives - net and from remeasurement of monetary assets and liabilities - net		5	47	(36)
(Gains) / losses on disposal		(29)	4	3
Other - net		20	17	11
Change in working capital
Inventories		194	(241)	(435)
Trade receivables		55	155	(227)
Trade payables		(190)	41	396
Other		(5)	13	5
Change in provisions		(5)	(10)	(7)
Pension and other post-employment benefits paid	23	(39)	(44)	(43)
Interest paid		(123)	(113)	(128)
Income tax (paid) / refunded		(31)	(17)	3
Net cash flows from operating activities		506	451	357
Purchases of property, plant and equipment	4	(337)	(273)	(232)
Property, plant and equipment grants received		1	4	10
Proceeds from disposals, net of cash	30	48	—	1
Other investing activities		—	(1)	—
Net cash flows used in investing activities		(288)	(270)	(221)
Proceeds from issuance of long-term borrowings	20	—	—	712
Repayments of long-term borrowings	20	(53)	(192)	(1,052)
Net change in revolving credit facilities and short-term borrowings	20	(83)	72	(5)
Lease repayments	20	(37)	(37)	(32)
Payment of financing costs and redemption fees		—	(1)	(30)
Transactions with non-controlling interests		(3)	(2)	(2)
Other financing activities		(6)	(3)	(26)
Net cash flows used in financing activities		(182)	(163)	(435)
Net increase / (decrease) in cash and cash equivalents		36	18	(299)
Cash and cash equivalents - beginning of year		166	147	439
Transfer of cash and cash equivalents from / (to) assets classified as held for sale		1	(1)	—
Effect of exchange rate changes on cash and cash equivalents		(1)	2	7
Cash and cash equivalents - end of year	12	202	166	147
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
NOTE 1 - GENERAL INFORMATION
Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of 25 manufacturing facilities located in North America, Europe and China, 3 R&D centers and 3 administrative centers. The Group has approximately 12,000 employees.
Constellium SE, a French Societas Europaea (SE), is the parent company of the Group. The business address (head office) of Constellium SE is located at Washington Plaza, 40-44 rue Washington, 75008 Paris, France.
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
The Consolidated Financial Statements were authorized for issue on March 14, 2024 by the Board of Directors.
2.2 New and amended standards and interpretations
The Group has adopted Amendments to IAS 12 - Income taxes: International Tax Reform – Pillar Two Model Rules effective January 1, 2023.
In December 2021, the Organisation for Economic Co-operation and Development (OECD) published Tax Challenges Arising from the Digitalisation of the Economy – Global Anti-Base Erosion Model Rules (Pillar Two): Inclusive Framework on BEPS (OECD Pillar Two model rules or the rules). The rules are designed to ensure that large multinational enterprises within the scope of the rules pay a minimum level of tax on the income arising in a specific period in each jurisdiction where they operate. In general, the rules apply a system of top-up taxes that brings the total amount of taxes paid on an entity's excess profit in a jurisdiction up to the minimum rate of 15%. Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates. The legislation will be effective for the financial year beginning January 1, 2024.
The amendments to IAS 12 introduce a mandatory temporary exception from accounting for deferred taxes arising from legislation enacted to implement the OECD’s Pillar Two model rules, and additional disclosure requirements for the annual financial statements.
The Group has performed an assessment of its potential exposure to Pillar Two income taxes based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities in the Group. Based on the assessment, the Group does not expect any material exposure to Pillar Two income taxes.
Several other amendments to IFRS standards and interpretations applied for the first time in 2023, but had no impact on the Consolidated Financial Statements of the Group.
•Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies
•Amendments to IAS 8 - Definition of Accounting Estimates
•Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

2.3 New standards and interpretations not yet mandatorily applicable
The Group has not early adopted the following new standards, amendments and interpretations which have been issued, but are not yet effective.
•Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback
•Amendments to IAS 1 - Classification of Liabilities as Current or Non-current
•Amendments to IAS 1 - Non-current Liabilities with Covenants
•Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements
The Group plans to adopt these new standards, amendments and interpretations on their required effective dates and does not expect any material impact as a result of their adoption.
2.4 Basis of preparation
In accordance with IAS 1- Presentation of Financial Statements, the Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.
2.5 Presentation of the operating performance of each operating segment and of the Group
In accordance with IFRS 8 - Operating Segments, operating segments are based upon the product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Chief Executive Officer, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the chief operating decision-maker.
The accounting principles used to prepare the Group’s operating segment information are the same as those used to prepare the Group’s Consolidated Financial Statements.
2.6 Principles governing the preparation of the Consolidated Financial Statements
Presentation of financial statements
The Consolidated Financial Statements are presented in millions of Euros, except as otherwise stated. Certain reclassifications may have been made to prior year amounts to conform to the current year presentation. Additionally, in the year ended December 31, 2023, the Group recorded an out-of-period adjustment which reduced deferred tax assets and increased income tax expense by €6 million. The adjustment was not material to previously reported results.
Basis of consolidation
These Consolidated Financial Statements include all the assets, liabilities, equity, revenues, expenses and cash flows of the Group's subsidiaries. All intercompany transactions and balances are eliminated.
Subsidiaries are entities over which the Group has control. The Group controls an entity when the Group has power over the entity, is exposed to, or has rights to variable returns from its involvement in the entity and has the ability to affect those returns through its power over the entity.
Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
Investments over which the Group has joint control are accounted for either as joint ventures under the equity method or as joint arrangements in relation to its interest in the joint operation. Investments over which the Group has significant influence are accounted for under the equity method.
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
Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the amount of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as a gain in Other gains and losses - net in the Consolidated Income Statement.
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
Acquisition-related costs are expensed as incurred and are included in Other gains and losses - net in the Consolidated Income Statement.
Non-current Assets (and disposal groups) Held for Sale and Discontinued Operations
IFRS 5 “Non-current Assets Held For Sale and Discontinued Operations” defines a discontinued operation as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components, (ii) is held for sale or has been sold, and (iii) represents a separate major line of business or geographic areas of operations.
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
Items included in the Consolidated Financial Statements of each of the entities and businesses of Constellium are measured using their functional currency, which is the currency of the primary economic environment in which they operate.
Foreign currency transactions
Transactions denominated in currencies other than the functional currency are recorded in the functional currency at the exchange rate in effect at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Income Statement, except for qualifying cash flow hedges or qualifying net investment hedges which are deferred in Other Comprehensive Income ("OCI"). Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in Finance costs - net. Realized foreign exchange gains and losses that relate to commercial transactions are presented in Cost of sales. All other foreign exchange gains and losses, including those that relate to foreign currency derivatives hedging commercial transactions where hedge accounting has not been applied, are presented within Other gains and losses - net.

Foreign operations: presentation currency and foreign currency translation
In the preparation of the Consolidated Financial Statements, the year-end balances of assets, liabilities and components of equity of Constellium’s entities and businesses are translated from their functional currencies into Euros, the presentation currency of the Group, at their respective year-end exchange rates. Revenue, expenses and cash flows of Constellium’s entities and businesses are translated from their functional currencies into Euros using their respective average exchange rates for the year. The net differences arising from exchange rate translation are recognized in OCI.
The following table summarizes the main exchange rates used for the preparation of the Consolidated Financial Statements:

		Average rates			Closing rates
Foreign exchange rate for 1 Euro		Year ended December 31,			At December 31,
		2023	2022	2021	2023	2022	2021
U.S. Dollars	USD	1.0810	1.0507	1.1821	1.1050	1.0666	1.1326
Swiss Francs	CHF	0.9715	1.0038	1.0808	0.9260	0.9847	1.0331
Czech Koruna	CZK	23.9979	24.5633	25.6366	24.7240	24.1160	24.8580
Revenue from contracts with customers
Revenue is recognized in an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services to a customer.
The Group primarily contracts with customers for the sale of rolled or extruded aluminium products. For the majority of our business, performance obligations with customers begin when we acknowledge a purchase order for a specific customer order of product to be delivered in the near-term. These purchase orders are short-term in nature, although they may be governed by multi-year frame agreements.
Revenue from product sales, measured at the fair value of the consideration received or receivable, is recognized at a point in time when control of the asset is transferred to the customer, generally upon delivery. In certain limited circumstances, the Group may be required to recognize revenue over time for products that have no alternative use and for which the Group has an enforceable right to payment for production completed to date.
Revenue from product sales, net of trade discounts, allowances and volume-based incentives, is recognized for the amount the Group expects to be entitled to, generally upon delivery, and provided that control has transferred.
Contract liabilities consist of expected volume discounts, rebates, incentives, refunds, penalties and price concessions. Contract liabilities are presented in Trade payables and other.
The Group applies the practical expedient for disclosures on performance obligations that are part of contracts that have an original duration of one year or less.
The Group elected the practical expedient on significant financing components when the period of transfer of the product and the payment is one year or less.
Research and development costs
Costs incurred on development projects are recognized as intangible assets when the following criteria are met:
•It is technically feasible to complete the intangible asset so that it will be available for use;
•Management intends to complete and use the intangible asset;
•There is an ability to use the intangible asset;
•It can be demonstrated how the intangible asset will generate probable future economic benefits;
•Adequate technical, financial and other resources to complete the development and use or sell the intangible asset are available; and
•The expenditure attributable to the intangible asset during its development can be reliably measured.

Development expenditures that do not meet these criteria are expensed as incurred. Development costs previously recognized as expenses cannot be recognized as an asset in a subsequent period.
Other gains and losses - net
Other gains and losses - net includes: (i) realized and unrealized gains and losses for commodity derivatives and foreign exchange derivatives contracted for commercial purposes to which hedge accounting is not applied (ii) unrealized exchange gains and losses from the remeasurement of monetary assets and liabilities, (iii) the ineffective portion of changes in the fair value of derivatives designated for hedge accounting and (iv) impairment charges on assets.
Other gains and losses - net also includes other unusual, infrequent or non-recurring items. Such items are disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is unusual, infrequent or non-recurring, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.
Interest income and expense
Interest expense on short and long-term financing is recorded at the relevant rates on the various borrowing agreements using the effective interest rate method.
Borrowing costs, including interest, incurred for the construction of any qualifying asset are capitalized during the period of time required to complete and prepare the asset for its intended use.
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
Trade account receivables
Recognition and measurement
Trade account receivables are recognized at fair value through OCI since they are managed under an objective that results in both collecting the contractual cash flows and selling the receivables to factors. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.
Factoring arrangements
In factoring arrangements under which the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized from the Consolidated Statement of Financial Position. In determining whether the Group has transferred substantially all the risks and rewards of ownership, it considers credit risk, late-payment risk, dilution risk, foreign exchange risk and tax risk. Arrangements in which the Group derecognizes receivables result in changes in trade receivables, which are reflected as cash flows from operating activities. When trade account receivables are sold with limited recourse and substantially all the risks and rewards associated with these receivables are not transferred, receivables are not derecognized. Where the Group does not derecognize the receivables, the cash received from the factor is classified as a financing cash inflow, the settlement of the receivables as an operating cash inflow and the repayment to the factor as a financing cash outflow.
Inventories
Inventories are valued at the lower of cost and net realizable value, primarily on a weighted-average cost basis.
Weighted-average cost for raw materials, stores, work in progress and finished goods is calculated using the costs experienced in the current period based on normal operating capacity and includes the purchase price of materials, freight, duties and customs, and the costs of production, which includes labor, materials and other costs that are directly attributable to the production process and production overheads.

Financial Instruments
i.Classification and measurement
•Financial assets
At initial recognition, financial assets are classified either: (a) at amortized cost, (b) at fair value through other comprehensive income (FVOCI), or (c) at fair value through profit or loss (FVPL). The classification depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing the financial assets.
i.Assets at amortized cost are comprised of other receivables, non-current loans receivable and current loans receivable in the Consolidated Statement of Financial Position. The business model objective is to hold assets in order to collect contractual cash flows provided they give rise to cash flows that are ‘solely payments of principal and interest’ on the principal amount outstanding. They are carried at amortized cost using the effective interest rate method, less any impairment. They are classified as current or non-current assets based on their maturity date.
ii.Assets at fair value through OCI are comprised of trade receivables in the Consolidated Statement of Financial Position. The business model objective is to maintain liquidity for the Group, should the need arise, which leads to sales through factoring agreements that are more than infrequent and significant in value. Trade receivables are managed under an objective that results in both collecting the contractual cash flows and selling the receivables to the factors. The portfolio of trade receivables is therefore classified as measured at fair value through OCI. Upon derecognition, the cumulative fair value change recognized in OCI is reclassified to profit or loss. Foreign exchange revaluation and impairment losses or reversals are recognized in profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. These assets are classified as current or non-current assets based on their maturity date.
iii.Assets at fair value through profit or loss are comprised of derivatives except those designated as hedging instruments that qualify for hedge accounting in accordance with IAS 39 - Financial Instruments which are classified as assets at fair value through OCI. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the Consolidated Income Statement.
•Financial liabilities
Borrowings and other financial liabilities, excluding derivative liabilities, are recognized initially at fair value, net of transaction costs incurred and directly attributable to the issuance of the liability. These financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the Consolidated Income Statement using the effective interest rate method.
ii.Impairment of financial assets
Financial assets subject to IFRS 9’s expected credit loss model are trade receivables and other.
iii.Offsetting financial instruments
Financial assets and liabilities are offset and the net amount is reported in the Consolidated Statement of Financial Position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
Derivative financial instruments
Derivatives
The Group uses derivative financial instruments, such as forward currency contracts, interest rate swaps and forward commodity contracts, to hedge its foreign currency risks, interest rate risks and commodity price risks, respectively.
Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Fair value is the price expected to be received in selling an asset or paid in transferring a liability in an orderly transaction between market participants at the measurement date. Where available, relevant market prices are used to determine fair values. The Group periodically estimates the impact of credit risk on its derivative instruments aggregated by counterparties and takes this into account when estimating the fair value of its derivatives.
Credit Value Adjustments are calculated for asset derivatives based on the counterparties’ credit risk. Debit Value Adjustments are calculated for credit derivatives based on Constellium’s own credit risk. The fair value method used is based on the historical probability of default, provided by leading rating agencies.
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period.
The accounting for subsequent changes in fair value depends on whether the derivative qualifies for hedge accounting treatment. For derivative instruments that do not qualify for hedge accounting, changes in the fair value are recognized immediately in profit or loss and are included in Other gains and losses - net or Finance costs, net depending on the nature of the underlying exposure. For derivatives that qualify for hedge accounting, changes in the fair value are recognized in OCI.
Hedge accounting
The Group did not adopt the disposition of IFRS 9 - Financial Instruments on hedging and will therefore continue to apply the provisions of IAS 39 - Financial Instruments. For derivative instruments that are designated for hedge accounting, at the inception of the hedging transaction, the Group documents the relationship between hedging instruments and hedged items, the risk management objective and the strategy for undertaking the hedge transaction. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in cash flows of hedged items.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI and accumulated in equity. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Income Statement in Other gains and losses - net.
Amounts accumulated in equity are reclassified to the Consolidated Income Statement when the hedged item affects the Consolidated Income Statement. The gain or loss relating to the effective portion of derivative instruments hedging forecasted cash flows under customer agreements is recognized in Revenue. When the forecasted transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are reclassified from equity and included in the initial measurement of the cost of the asset. The deferred amounts would ultimately be recognized in the Consolidated Income Statement upon the sale, depreciation or impairment of the asset.
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
Property, plant and equipment
Recognition and measurement
Property, plant and equipment acquired by the Company are recorded at cost, which comprises the purchase price, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Borrowing costs, including interest, directly attributable to the acquisition or construction of property, plant and equipment are included in the cost. Subsequent to the initial recognition, Property, plant and equipment are measured at cost less accumulated depreciation and impairment, if any. Costs are capitalized into construction work-in-progress until projects are completed and the assets are available for use.

Subsequent costs
Enhancements and replacements are capitalized as additions to Property, plant and equipment only when it is probable that future economic benefits associated with them will flow to the Company and their cost can be measured with reliability. Ongoing regular maintenance costs related to Property, plant and equipment are expensed as incurred.
Depreciation
Land is not depreciated. Property, plant and equipment are depreciated over the estimated useful lives of the related assets using the straight-line method as follows:
•Buildings: 10 – 50 years;
•Machinery and equipment: 3 – 40 years;
•Vehicles: 5 – 8 years.
Government Grants
Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions are complied with.
Government grants relating to the purchase of property, plant and equipment reduce the carrying amount of the asset. They are credited to profit or loss on a straight-line basis over the expected useful lives of the related assets. Government grants relating to costs offset the corresponding expense and are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.
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
•Technology: 20 years;
•Customer relationships: 25 years;
•Software: 3 – 5 years.
Goodwill
Goodwill arising from a business combination is carried at cost as established at the date of the business combination less accumulated impairment losses, if any.
Goodwill is allocated at the operating segment levels, which are the groups of cash-generating units that are expected to benefit from the synergies of the combination. The operating segments represent the lowest level within the Group at which goodwill is monitored for internal management purposes.
Gains and losses on the disposal of a cash-generating unit include the carrying amount of goodwill relating to the cash-generating unit sold.

Impairment
Impairment of property, plant and equipment and intangible assets
Property, plant and equipment and intangible assets subject to amortization are reviewed for impairment if there is any indication that the carrying amount of the asset, or cash-generating unit to which it belongs, may not be recoverable. The recoverable amount is based on the higher of fair value less cost of disposal and value in use, as determined using estimates of discounted future net cash flows of the asset or group of assets to which it belongs.
Any impairment loss is recognized in Other gains and losses - net in the Consolidated Income Statement.
Impairment of goodwill
Groups of cash-generating units to which goodwill is allocated are tested for impairment annually, or more frequently when there is an indication that allocated goodwill may be impaired.
The net carrying value of a group of cash-generating units is compared to their recoverable amounts, which is the higher of the value in use and the fair value less costs of disposal.
Value in use calculations use cash flow projections based on financial budgets approved by management and usually covering a 5-year period. Cash flows beyond this period are estimated using a perpetual long-term growth rate for the subsequent years.
The value in use is the sum of the discounted cash flows over the projected period and the terminal value. Discount rates are determined based on the weighted-average cost of capital of each operating segment.
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
Any impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the group of cash-generating units and then to the other assets of the group of units pro rata on the basis of the carrying amount of each asset in the group of units.
Any impairment loss is recognized in Other gains and losses - net in the Consolidated Income Statement. An impairment loss recognized for goodwill cannot be reversed in subsequent years.
Cash-generating units
The reporting units, which generally correspond to industrial sites, are the lowest level of independent cash flows and have been identified as cash-generating units.
Taxation
Income tax (expense) / benefit is calculated on the basis of the tax laws enacted or substantively enacted at the Consolidated Statement of Financial Position date in the countries where the Company and its subsidiaries operate and generate taxable income.
The Group is subject to income taxes in France, the United States, Germany and numerous other jurisdictions. Certain of Constellium’s businesses may be included in consolidated tax returns within the Group. In certain circumstances, these businesses may be jointly and severally liable with the entity filing the consolidated tax return, for additional taxes that may be assessed.
Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the Consolidated Financial Statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets are also recognized for operating loss carryforwards and tax credit carryforwards.
Deferred income tax assets and liabilities are measured using tax rates that are expected to apply in the year when the asset is realized or the liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Trade payables
Trade payables are initially recorded at fair value and are subsequently measured at amortized cost. Trade payables are classified as current liabilities if payment is due in one year or less.
Leases
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
The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are recorded in the asset category to which they relate in Property, plant and equipment. Unless the Group is reasonably certain to obtain ownership of the leased assets at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful life and the lease term. Right-of-use assets are subject to impairment.
Lease liabilities
At the commencement date of the lease, the Group recognizes a lease liability measured at the present value of lease payments to be made over the lease term.
In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension or termination option. Extension options or periods after termination options are only included in the lease term if the lease is reasonably certain to be extended or not terminated.
The lease payments include fixed payments less any lease incentive receivables, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. Lease liabilities are presented within Borrowings. Variable lease payments that do not depend on an index or a rate are recognized as expense in the period in which the event or condition that triggers the payment occurs.
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
Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. The Group also applies the low-value asset recognition exemption to leases of assets with a value below €5,000. Lease payments on short-term leases and low-value asset leases are recognized as expense on a straight-line basis over the lease term.
The Group also applies the practical expedients for lease and non-lease components as a single component for vehicles.

Provisions
Provisions are recorded at the best estimate of expenditures required to settle liabilities of uncertain timing or amount when management determines that i) a legal or constructive obligation exists as a result of past events, ii) it is probable that an outflow of resources will be required to settle the obligation and iii) such amounts can be reasonably estimated. Provisions are measured at the present value of the expected expenditures required to settle the obligation.
The ultimate cost to settle such liabilities is uncertain, and cost estimates can vary in response to many factors. The settlement of these liabilities could materially differ from recorded amounts or the expected timing of expenditure could change. As a result, there could be significant adjustments to provisions, which could result in additional charges or recoveries.
Close down and restoration costs
Estimated close down and restoration costs are accounted for in the year when the legal or constructive obligation arising from the related disturbance occurs and it is probable that an outflow of resources will be required to settle the obligation. These costs are based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations expected to arise from future disturbance. The costs are estimated on the basis of a closure plan including feasibility and engineering studies, are updated annually during the life of the operation to reflect known developments (e.g. revisions to cost estimates and to the estimated lives of operations) and are subject to formal review at regular intervals each year.
The initial closure provision together with subsequent movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates, are capitalized in Property, plant and equipment. These costs are depreciated over the remaining useful lives of the related assets. The amortization or unwinding of the discount applied in establishing the net present value of the provisions is recorded in the Consolidated Income Statement as a finance cost.
Environmental remediation costs
Environmental remediation costs are accounted for based on the estimated present value of the costs of the Group’s environmental clean-up obligations. Changes in the environmental remediation provisions are recorded in Cost of sales.
Restructuring costs
Provisions for restructuring are recorded when Constellium’s management is demonstrably committed to the restructuring plan and the liabilities can be reasonably estimated. The Group recognizes liabilities that primarily include one-time termination benefits, severance, and contract termination costs, primarily related to equipment and facility lease obligations. These amounts are based on the remaining amounts due under various contractual agreements and are periodically adjusted for changes in circumstances that would reduce or increase these obligations.
Legal claims and other costs
Provisions for legal claims are made when it is probable that liabilities will be incurred and when such liabilities can be reasonably estimated. For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals, process and outcomes of similar historical matters, amongst others. Once an unfavorable outcome is considered probable, management weighs the probability of possible outcomes and the most likely loss is recorded. Legal matters are reviewed on a regular basis to determine if there have been changes in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss. Management establishes tax reserves and accrues interest thereon, if deemed appropriate, in expectation that certain tax positions other than income tax may be challenged and that the Group might not succeed in defending such positions. Depending on their nature, these costs may be recorded in Cost of sales or Other gains and losses - net in the Consolidated Income Statement.
Included in other potential claims are provisions for product warranties and guarantees to settle the net present value portion of any settlement costs for potential future legal actions, claims and other assertions that may be brought by Constellium’s customers or the end-users of products. Provisions for product warranty and guarantees are recorded in Cost of sales in the Consolidated Income Statement.

Pension, other post-employment plans and other long-term employee benefits
For defined contribution plans, the contribution paid in respect of service rendered over the service year is recognized in the Consolidated Income Statement. This expense is included in Income / (loss) from operations.
For defined benefit plans, the retirement benefit obligation recognized in the Consolidated Statement of Financial Position represents the present value of the defined benefit obligation less the fair value of plan assets. The defined benefit obligations are assessed using the projected unit credit method. The most significant assumption is the discount rate. The amount recorded in the Consolidated Income Statement in respect of these plans is included within Income / (loss) from operations except for net interest costs, which are included in Finance costs - net. The effects of changes in actuarial assumptions and experience adjustments are presented in the Consolidated Statement of Comprehensive Income.
Other post-employment benefit plans mainly relate to health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents. Eligibility for coverage is dependent upon certain age and service criteria. These benefit plans are unfunded and are accounted for as defined benefit obligations, as described above.
Other long-term employee benefits mainly include jubilees and other long-term disability benefits. For these plans, actuarial gains and losses are recognized immediately in the Consolidated Income Statement.
Share capital
Ordinary shares are classified as equity. Costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.
Share-based payment arrangements
Equity-settled share-based payments to employees and corporate officers are measured at the fair value of the equity instruments at the grant date. Market performance conditions are reflected within the grant date fair value. Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest.
The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that are expected to eventually vest based on the service and non-market vesting conditions, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the non-market vesting and service conditions. The impact of the revision to original estimates, if any, is recognized in profit or loss, with a corresponding adjustment to equity.
2.7 Judgments in applying accounting policies and key sources of estimation uncertainty
The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. These judgments, estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances, giving consideration to previous experience. However, actual results may differ from the amounts included in the Consolidated Financial Statements. Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the items presented below. The Group continuously reviews its significant assumptions and estimates in light of the uncertainty associated with the global geopolitical and macroeconomic conditions and their potential direct and indirect impacts on its business and its financial statements. There can be no guarantee that our assumptions will materialize or that actual results will not differ materially from estimates.
Impairment tests for goodwill, intangible assets and property, plant and equipment
The determination of fair value and value in use of cash-generating units or groups of cash-generating units depends on a number of assumptions, in particular market data, estimated future cash flows and discount rates.
These assumptions are subject to risk and uncertainty. Any material changes in these assumptions could result in a significant change in a cash-generating units’ recoverable value or in an impairment of goodwill, intangible assets or property, plant and equipment. Details of the key assumptions made and judgments applied are set out in NOTE 15 - Property, Plant and Equipment and in NOTE 16 - Intangible Assets and Goodwill.
Income Taxes
The positions adopted by the Group in tax matters are based on its interpretation of tax laws and regulations. Some of those positions may be subject to uncertainty. In such cases, the Group assesses whether it is probable that the relevant tax authority will accept the tax treatment applied in its income tax filings, assuming that the taxation authority will examine the amounts reported in the Group’s tax filings and will have full knowledge of all relevant information when doing so. If the Group concludes it is not probable that the taxation authority will accept the uncertain tax treatment, the effect of the uncertainty is measured on the basis of the Group’s best estimate and recognized in the determination of taxable results, tax bases, unused tax losses, unused tax credits.
Significant judgment is also required to determine the extent to which deferred tax assets can be recognized. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be utilized. The deferred tax assets will be ultimately utilized to the extent that sufficient taxable profits will be available in the years in which the temporary differences become deductible. This assessment is conducted through a detailed review of deferred tax assets by jurisdiction and takes into account the scheduled reversals of taxable and deductible temporary differences, past, current and expected future performance deriving from the budget, the business plan and tax planning strategies. Deferred tax assets are not recognized in the jurisdictions where it is less likely than not that sufficient taxable profits will be available against which the deductible temporary differences can be utilized. Details of the key assumptions made and judgments applied are set out in NOTE 17 - Deferred Income Taxes.
Provisions
Provisions have been recorded for: (i) close down and restoration costs; (ii) environmental remediation and monitoring costs; (iii) restructuring plans; (iv) legal and other potential claims including provisions for tax risks other than income tax, product warranty and guarantees. These provisions are recorded at amounts which represent management’s best estimates of the expenditure required to settle the obligation at the date of the Consolidated Statement of Financial Position. Expectations are revised each year until the actual liability is settled, with any difference accounted for in the Consolidated Income Statement in the year in which the revision is made. Details of the key assumptions made and judgments applied are described in NOTE 24 - Provisions.
Pension, other post-employment benefits and other long-term employee benefits
The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions and its determination requires the application of judgment. Assumptions used and judgments made in determining the defined benefit obligations and net pension costs include discount rates, rates of future compensation increase, and the criteria considered to determine when a plan amendment has occurred.
Any material changes in these assumptions could result in a significant change in Pensions and other post-employment benefit obligations and in employee benefit expenses recognized in the Consolidated Income Statement or actuarial gains and losses recognized in OCI. Details of the key assumptions made and judgments applied are set out in NOTE 23 - Pensions and Other Post-Employment Benefit Obligations.
Impact of climate change
The Group considers the impact of climate change on significant estimates and assumptions made, where appropriate. This assessment includes possible impacts on the Group due to both physical and transition risks. Even though climate-related risks might not currently have a significant impact on accounting measurements, the Group is closely monitoring relevant changes and developments, such as new climate-related legislation. The items and considerations that could be most directly impacted by climate-related matters include the impairment of non-financial assets and the determination of useful life for property, plant and equipment. As of December 31, 2023, the Group has concluded that climate change had no significant impact on the carrying value or remaining useful lives of its tangible and intangible assets.

NOTE 3 - REVENUE

	Year ended December 31,
(in millions of Euros)	2023	2022	2021
Packaging rolled products	2,596	3,326	2,673
Automotive rolled products	1,156	1,154	854
Specialty and other thin-rolled products	127	175	161
Aerospace rolled products	1,022	728	389
Transportation, industry, defense and other rolled products	692	916	713
Automotive extruded products	934	949	735
Other extruded products	693	872	627
Other metal sales	19	—	—
Total Revenue by product line	7,239	8,120	6,152

	Year ended December 31,
(in millions of Euros)	2023	2022	2021
Germany	1,671	2,036	1,481
France	642	691	466
United Kingdom	249	221	179
Switzerland	68	87	63
Spain	325	302	252
Czech Republic	213	237	172
Other Europe	901	1,110	809
Total Europe	4,069	4,684	3,422

United States	2,532	2,823	2,335
Asia and Other Pacific	245	252	171
All Other	393	361	224
Total Revenue by destination of shipment	7,239	8,120	6,152
Revenue is recognized at a point in time, except for certain products with no alternative use for which we have a right to payment, which represent less than 1% of total revenue.

NOTE 4 - OPERATING SEGMENT INFORMATION
Packaging and Automotive Rolled Products (P&ARP)
P&ARP supplies thin-gauge rolled aluminium products to the packaging market with canstock and closure stock for the beverage and food industry, foilstock for the flexible packaging market and to the automotive market with a number of technically sophisticated applications, such as automotive body sheet and heat exchanger materials. P&ARP operates four facilities in three countries and had approximately 4,200 employees at December 31, 2023.
Aerospace and Transportation (A&T)
A&T supplies thick-gauge rolled aluminium products and limited volumes of extruded products to the aerospace market, as well as thick-gauge rolled products for transportation, industry and defense end-uses. A&T operates five facilities in three countries and had approximately 3,400 employees at December 31, 2023.
Automotive Structures and Industry (AS&I)
AS&I supplies hard and soft aluminium alloy extruded profiles for a range of industry applications in the automotive, engineering, rail and other transportation end-markets, and technologically advanced structural components to the automotive industry. AS&I operates sixteen facilities in ten countries and had approximately 4,100 employees at December 31, 2023.
Holdings & Corporate (H&C)
Holdings & Corporate includes the costs of our corporate support functions and our technology centers.
Intersegment elimination
Intersegment transactions are conducted on an arm’s length basis and reflect market prices.
4.1 Segment Revenue

	Year ended December 31,
	2023			2022			2021
(in millions of Euros)	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue
P&ARP	3,898	(19)	3,879	4,664	(9)	4,655	3,698	(10)	3,688
A&T	1,728	(14)	1,714	1,700	(55)	1,645	1,142	(40)	1,102
AS&I	1,630	(3)	1,627	1,861	(41)	1,820	1,383	(21)	1,362
H&C	19	—	19	—	—	—	—	—	—
Segment revenue	7,275	(36)	7,239	8,225	(105)	8,120	6,223	(71)	6,152
4.2 Segment Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income
Constellium’s chief operating decision-maker measures the profitability and financial performance of its operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation, amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

		Year ended December 31,
(in millions of Euros)	Notes	2023	2022	2021
P&ARP		283	326	344
A&T		324	217	111
AS&I		133	149	142
H&C		(27)	(19)	(16)
Adjusted EBITDA		713	673	581
Metal price lag (A)		(86)	(29)	187
Share based compensation costs	29	(20)	(18)	(15)
Gains / (losses) on pension plan amendments (B)	23	—	47	(32)
Depreciation and amortization	15, 16	(294)	(287)	(267)
Restructuring costs	8	—	(1)	(3)
Unrealized (losses) / gains on derivatives		(3)	(46)	35
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	8	(2)	(1)	1
Gains / (losses) on disposal (C)	8	29	(4)	(3)
Income from operations		337	334	484
Finance costs - net	10	(141)	(131)	(167)
Income before tax		196	203	317
Income tax (expense) / benefit	11	(67)	105	(55)
Net income		129	308	262
(A)Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium's Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on a standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.
(B)In the year ended December 31, 2022 the Group recognized a net gain of €47 million from past service cost as a result from a new 3-year collective bargaining agreement between Constellium Rolled Products Ravenswood and the United Steelworkers Local Union 5668 entered in October 2022. The agreement resulted in changes in OPEB and pension benefits that were accounted for as a plan amendment in the year ended December 31, 2022. (see Note 23.6 Ravenswood plan amendment).
In the year ended December 31, 2021, the Group recognized a loss of €31 million from past service cost following an adverse decision of the Fourth Circuit Court in the dispute between Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 over the transfer of certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan to a third-party health network. (see Note 23.7 Ravenswood OPEB dispute).
(C)In the year ended December 31, 2023, gains and losses on disposals net of transaction costs included a €5 million loss related to the sale of Constellium Ussel S.A.S. completed on February 2, 2023 and a €36 million gain related to the sale of Constellium Extrusions Deutschland GmbH completed on September 29, 2023 (See NOTE 30 - Disposal of subsidiaries).
4.3 Segment capital expenditures

	Year ended December 31,
(in millions of Euros)	2023	2022	2021
P&ARP	(168)	(127)	(94)
A&T	(95)	(78)	(70)
AS&I	(69)	(62)	(62)
H&C	(5)	(6)	(6)
Capital expenditures	(337)	(273)	(232)

4.4 Segment assets

	At December 31,
(in millions of Euros)	2023	2022
P&ARP	2,102	2,187
A&T	1,087	1,081
AS&I	673	727
H&C	313	456
Segment assets	4,175	4,451
Deferred income tax assets	252	271
Cash and cash equivalents	202	166
Other financial assets	32	39
Assets of disposal group classified as held for sale	—	14
Total Assets	4,661	4,941
4.5 Information about major customers
Revenue in the P&ARP segment from sales to the Group’s largest customer, which we serve through a number of contracts across our sites, was €734 million, €839 million and €692 million for the years ended December 31, 2023, 2022 and 2021, respectively. No other single customer contributed 10% or more to the Group’s revenue for 2023, 2022 and 2021.
NOTE 5 - INFORMATION BY GEOGRAPHIC AREA
Property, plant and equipment are reported based on the physical location of the assets:

	At December 31,
(in millions of Euros)	2023	2022
United States	806	832
France	772	699
Germany	248	269
Czech Republic	95	97
Other	126	120
Total	2,047	2,017
NOTE 6 - EXPENSES BY NATURE

	Year ended December 31,
(in millions of Euros)	2023	2022	2021
Raw materials and consumables used	(4,496)	(5,545)	(3,885)
Employee benefit expenses	(1,171)	(1,110)	(967)
Energy costs	(263)	(274)	(149)
Sub-contractors	(130)	(125)	(102)
Freight out costs	(145)	(163)	(143)
Professional fees	(82)	(81)	(63)
Lease expenses	(18)	(15)	(12)
Depreciation and amortization	(294)	(287)	(267)
Other operating expenses	(284)	(178)	(197)
Other gains and losses - net	(19)	(8)	117
Total operating expenses	(6,902)	(7,786)	(5,668)

NOTE 7 - EMPLOYEE BENEFIT EXPENSES

		Year ended December 31,
(in millions of Euros)	Notes	2023	2022	2021
Wages and salaries		(1,128)	(1,067)	(920)
Pension costs - defined benefit plans	23	(17)	(22)	(24)
Other post-employment benefits	23	(6)	(3)	(8)
Share-based compensation	29	(20)	(18)	(15)
Total employee benefit expenses		(1,171)	(1,110)	(967)
NOTE 8 - OTHER GAINS AND LOSSES - NET

		Year ended December 31,
(in millions of Euros)	Notes	2023	2022	2021
Realized (losses) / gains on derivatives (A)		(46)	(6)	113
Unrealized (losses) / gains on derivatives at fair value through profit and loss - net (A)		(3)	(47)	39
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net		(2)	(1)	1
Restructuring costs	24	—	(1)	(3)
Gains / (losses) on pension plan amendments (B)	23	—	47	(32)
Gains / (losses) on disposal (C)		29	(4)	(3)
Other		3	4	2
Total other gains and losses - net		(19)	(8)	117
(A)Realized and unrealized gains and losses are related to derivatives entered into with the purpose of mitigating exposure to volatility in foreign currencies and commodity prices and that do not qualify for hedge accounting.
(B)In the year ended December 31, 2022, the Group recognized a net gain of €47 million from past service cost as a result from a new 3-year collective bargaining agreement between Constellium Rolled Products Ravenswood and the United Steelworkers Local Union 5668 entered in October 2022. The agreement resulted in changes in OPEB and pension benefits that were accounted for as a plan amendment in the year ended December 31, 2022 (see Note 23.6 Ravenswood plan amendment).
In the year ended December 31, 2021, the Group recognized a loss of €31 million from past service cost following an adverse decision of the Fourth Circuit Court in the dispute between Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 over the transfer of certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan to a third-party health network (see Note 23.7 Ravenswood OPEB dispute).
(C)In the year ended December 31, 2023, gains and losses on disposals net of transaction costs included a €5 million loss related to the sale of Constellium Ussel S.A.S. completed on February 2, 2023 and a €36 million gain related to the sale of Constellium Extrusions Deutschland GmbH completed on September 29, 2023 (See NOTE 30 - Disposal of subsidiaries).

NOTE 9 - CURRENCY GAINS / (LOSSES)

		Year ended December 31,
(in millions of Euros)	Notes	2023	2022	2021
Included in Revenue	22	(6)	(8)	(4)
Included in Cost of sales		(1)	2	1
Included in Other gains and losses - net		2	5	16
Total		(5)	(1)	13

Realized exchange gains / (losses) on foreign currency derivatives - net	22	10	(8)	(1)
Unrealized (losses) / gains on foreign currency derivatives - net	22	(12)	6	13
Exchange (losses) / gains from the remeasurement of monetary assets and liabilities - net		(3)	1	1
Total		(5)	(1)	13
See NOTE 21 - Financial Instruments and NOTE 22 - Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.
Foreign currency translation reserve attributable to equity holders of Constellium

	At December 31,
(in millions of Euros)	2023	2022
Foreign currency translation reserve at January 1,	41	19
Effect of currency translation differences	(25)	22
Foreign currency translation reserve at December 31,	16	41
NOTE 10 - FINANCE COSTS - NET

	Year ended December 31,
(in millions of Euros)	2023	2022	2021
Interest expense on borrowings (A)	(93)	(91)	(103)
Interest expense on leases	(10)	(10)	(14)
Interest cost on pension and other benefits	(16)	(11)	(9)
Expenses on factoring arrangements	(22)	(15)	(9)
Net loss on settlement of debt (B)	—	—	(27)
Realized and unrealized gains on debt derivatives at fair value (C)	6	1	10
Realized and unrealized exchange losses on financing activities - net (C)	(5)	(1)	(10)
Other finance expenses	(5)	(5)	(6)
Capitalized borrowing costs (D)	4	1	1
Finance expenses	(141)	(131)	(167)
Finance costs - net	(141)	(131)	(167)
(A)For the year ended December 31, 2023, interest expense on borrowings included €75 million of interest and €4 million of amortization of arrangement fees related to Constellium SE Senior Notes. For the year ended December 31, 2022, it included €79 million of interest and €4 million of amortization of arrangement fees related to Constellium SE Senior Notes. For the year ended December 31, 2021, it included €92 million of interest and €4 million of amortization of arrangement fees related to Constellium SE Senior Notes.
(B)In February 2021, Constellium SE tendered and redeemed its $650 million 6.625% Senior Notes due 2025. The net loss on the settlement of debt included redemption fees of €9 million and the write-off of the outstanding deferred arrangement fees at the date of redemption of €8 million.

In June 2021, Constellium SE redeemed its $400 million 5.750% Senior Notes due 2024. The net loss on the settlement of debt included redemption fees of €3 million and the write-off of the outstanding deferred arrangement fees at the date of redemption of €3 million.
In November 2021, Constellium SE redeemed $200 million of the $500 million outstanding aggregate principal amount of the 5.875% Senior Notes due 2026. The net loss on the settlement of debt included redemption fees of €3 million and the write-off of the deferred arrangement fees attributable to the portion redeemed at the date of redemption of €1 million.
(C)     The Group hedges the dollar exposure, relating to the principal of its Constellium SE U.S. Dollar Senior Notes, for the portion that has not been used to finance directly or indirectly U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs – net in the Consolidated Income Statement.
(D)     Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate was 5% for the years ended December 31, 2023, 2022 and 2021.
NOTE 11 - INCOME TAX

	Year ended December 31,
(in millions of Euros)	2023	2022	2021
Current tax expense	(54)	(22)	(26)
Deferred tax (expense) / benefit	(13)	127	(29)
Income tax (expense) / benefit	(67)	105	(55)
The Group’s effective tax rate reconciliation is as follows:

	Year ended December 31,
(in millions of Euros)	2023	2022	2021
Income before tax	196	203	317
Statutory tax rate applicable to the parent company	25.8%	25.8%	28.4%
Income tax expense calculated at statutory tax rate	(51)	(52)	(90)

Effect of foreign tax rate (A)	3	3	15
Changes in recognized and unrecognized deferred tax assets (B)	(7)	154	24
Change in tax laws and rates (C)	(8)	—	—
Other (D)	(4)	—	(4)
Income tax (expense) / benefit	(67)	105	(55)
Effective income tax rate	34%	(52)%	17%
(A)For the years ended December 31, 2023, 2022 and 2021, the effect of foreign tax rate resulted from the geographical mix of our pre-tax results.
(B)For the year ended December 31, 2023 the changes in recognized and unrecognized deferred tax assets mainly related to the non-recognition of tax losses in Switzerland. For the year ended December 31, 2022, the changes in recognized and unrecognized deferred tax assets mainly related to the recognition of previously unrecognized deferred tax assets at one of our main operating entities in the United States for €154 million (see NOTE 17 - Deferred Income Taxes). For the year ended December 31, 2021, the changes mainly related to the recognition of deferred tax assets on temporary differences at one of our main operating entities in the United States.
(C)For the year ended December 31, 2023 the changes in tax laws and rates relate mainly to the change of composite tax rate in the United States tax jurisdiction.
(D)In the year ended December 31, 2023, the Group recorded an out-of-period adjustment which reduced deferred tax assets in one of our entities in Switzerland and increased income tax expense by €6 million.

NOTE 12 - CASH AND CASH EQUIVALENTS
Cash at bank and on hand at December 31, 2023 amounted to €202 million and included €22 million held by subsidiaries that operate in countries where capital control restrictions prevent these balances from being immediately available for general use by the other entities within the Group. At December 31, 2022, the amount subject to these restrictions was €24 million.
NOTE 13 - TRADE RECEIVABLES AND OTHER

	At December 31,
	2023		2022
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables - gross	—	388	—	467
Impairment	—	(2)	—	(2)
Total trade receivables - net	—	386	—	465
Income tax receivables	—	17	14	16
Other tax receivables	—	54	—	38
Contract assets	16	2	15	2
Prepaid expenses	—	8	1	8
Other	15	23	13	10
Total other receivables	31	104	43	74
Total trade receivables and other	31	490	43	539
13.1 Contract assets
Contract assets included €7 million and €4 million of unbilled tooling costs at December 31, 2023 and 2022, respectively.
13.2 Aging

	At December 31,
(in millions of Euros)	2023	2022
Not past due	370	453
1 – 30 days past due	15	10
31 – 60 days past due	1	2
Total trade receivables - net	386	465
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.
13.3 Currency concentration

	At December 31,
(in millions of Euros)	2023	2022
Euro	167	225
U.S. Dollar	200	213
Swiss franc	7	8
Other currencies	12	19
Total trade receivables - net	386	465
13.4 Factoring arrangements
The Group factors trade receivables under committed factoring agreements in the United States, France, Germany, Switzerland and the Czech Republic:

•In the United States, Constellium Muscle Shoals LLC is party to a factoring agreement with a capacity of $175 million and a maturity date in September 2025 and Constellium Automotive USA LLC is party to a factoring agreement with a maximum capacity of $25 million and a maturity date in December 2024.
•The factoring agreement in place for our entities in France has a maximum capacity of €250 million (including a €20 million recourse line) and a maturity date in January 2026.
•Factoring agreements in place for our entities in Germany, Switzerland and the Czech Republic have a combined maximum capacity of €200 million and maturity dates in December 2027.
In addition, the Group sells receivables from one of its German customers under an uncommitted factoring facility whereby receivables sold are confirmed by the customer.
These factoring agreements contain certain customary affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants. In addition, the commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained. The Group was in compliance with all applicable covenants at and for the years ended December 31, 2023 and 2022.
Under the Group’s factoring agreements, most of the trade receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized. Some remaining receivables do not qualify for derecognition, as the Group retains substantially all the associated risks and rewards. At December 31, 2023, the total carrying amount of the original assets factored was €494 million of which €356 million were derecognized. At December 31, 2022, the total carrying amount of the original assets factored was €574 million of which €368 million were derecognized.
The amounts due to the factors in respect to trade receivables sold were €1 million and €6 million at December 31, 2023 and 2022, respectively.
NOTE 14 - INVENTORIES

	At December 31,
(in millions of Euros)	2023	2022
Finished goods	260	315
Work in progress	537	638
Raw materials	231	308
Stores and supplies	123	112
Inventories write down	(53)	(53)
Total inventories	1,098	1,320

NOTE 15 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2023	23	381	1,387	211	15	2,017
Additions	1	12	90	258	3	364
Disposals	—	—	(3)	—	—	(3)
Depreciation expense	(1)	(31)	(242)	—	(12)	(286)
Transfer and other changes	2	23	178	(209)	6	—
Effect of changes in foreign exchange rates	—	(5)	(25)	(2)	—	(32)
Property, plant and equipment disposed of through business combination	—	(1)	(4)	(7)	(1)	(13)
Net balance at December 31, 2023	25	379	1,381	251	11	2,047

Cost	44	659	3,103	268	52	4,126
Less accumulated depreciation and impairment	(19)	(280)	(1,722)	(17)	(41)	(2,079)
Net balance at December 31, 2023	25	379	1,381	251	11	2,047

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2022	21	374	1,411	127	15	1,948
Additions	—	14	90	188	5	297
Disposals	—	—	(4)	—	(1)	(5)
Depreciation expense	(1)	(32)	(230)	(2)	(12)	(277)
Transfer and other changes	2	18	76	(103)	7	—
Effect of changes in foreign exchange rates	1	7	44	1	1	54
Net balance at December 31, 2022	23	381	1,387	211	15	2,017

Cost	42	637	2,957	224	63	3,923
Less accumulated depreciation and impairment	(19)	(256)	(1,570)	(13)	(48)	(1,906)
Net balance at December 31, 2022	23	381	1,387	211	15	2,017
Right-of-use assets
Right-of-use assets have been included in the same line item as that in which a corresponding owned asset would be presented.

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at January 1, 2023	107	54	—	161
Additions	10	15	—	25
Disposals	—	—	—	—
Depreciation expense	(13)	(18)	—	(31)
Transfer and other changes	—	(13)	—	(13)
Effect of changes in foreign exchange rates	(1)	—	—	(1)
Net balance at December 31, 2023	103	38	—	141

Cost	168	107	1	276
Less accumulated depreciation and impairment	(65)	(69)	(1)	(135)
Net balance at December 31, 2023	103	38	—	141

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at January 1, 2022	108	65	1	174
Additions	11	7	—	18
Disposals	—	(1)	—	(1)
Depreciation expense	(12)	(20)	(1)	(33)
Effect of changes in foreign exchange rates	—	3	—	3
Net balance at December 31, 2022	107	54	—	161

Cost	161	146	1	308
Less accumulated depreciation and impairment	(54)	(92)	(1)	(147)
Net balance at December 31, 2022	107	54	—	161
The total expense relating to short-term leases, low value asset leases and variable lease payments that are still recognized as operating expenses was €18 million, €15 million and €12 million for the years ended December 31, 2023, 2022 and 2021 respectively.
Depreciation expense
Total depreciation expense relating to property, plant and equipment and intangible assets are presented in the Consolidated Income Statement as follows:

	Year ended December 31,
(in millions of Euros)	2023	2022	2021
Cost of sales	(278)	(270)	(245)
Selling and administrative expenses	(11)	(12)	(17)
Research and development expenses	(5)	(5)	(5)
Total depreciation expense	(294)	(287)	(267)
The amount of contractual commitments for the acquisition of property, plant and equipment is disclosed in NOTE 27 - Commitments.
Impairment tests for property, plant and equipment and intangibles assets
No triggering events were identified at December 31, 2023, 2022 and 2021 for our Cash Generating Units (“CGUs”).

NOTE 16 - INTANGIBLE ASSETS AND GOODWILL

(in millions of Euros)	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total Intangible Assets	Goodwill
Net balance at January 1, 2023	18	16	13	3	4	54	478
Additions	—	1	—	2	—	3	—
Amortization expense	(1)	(6)	(1)	—	—	(8)	—
Transfer	—	2	—	(2)	—	—	—
Effect of changes in foreign exchange rates	(1)	—	—	—	(1)	(2)	(16)
Net balance at December 31, 2023	16	13	12	3	3	47	462

Cost	88	88	41	4	4	225	462
Less accumulated depreciation and impairment	(72)	(75)	(29)	(1)	(1)	(178)	—
Net balance at December 31, 2023	16	13	12	3	3	47	462

(in millions of Euros)	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total Intangible Assets	Goodwill
Net balance at January 1, 2022	18	21	13	2	4	58	451
Additions	—	—	—	3	—	3	—
Amortization expense	(2)	(7)	(1)	—	—	(10)	—
Transfer	—	2	—	(2)	—	—	—
Effect of changes in foreign exchange rates	2	—	1	—	—	3	27
Net balance at December 31, 2022	18	16	13	3	4	54	478

Cost	92	94	42	4	4	236	478
Less accumulated depreciation and impairment	(74)	(78)	(29)	(1)	—	(182)	—
Net balance at December 31, 2022	18	16	13	3	4	54	478
Impairment tests for goodwill
Goodwill in the amount of €462 million was allocated to our operating segments: €455 million to P&ARP, €5 million to A&T and €2 million to AS&I.
At December 31, 2023, the recoverable amount of our operating segments was determined based on value in use calculations, using discounted cash-flows.
The recoverable amount of the A&T and AS&I operating segments significantly exceeded their carrying value. No reasonable change in the assumptions used could have led to a potential impairment charge.
For the P&ARP operating segment, the analysis was based on forecasted cash flows that grow to management’s estimate of a normalized level by 2028 and then at a long term growth rate of 1.5% thereafter. The discount rate applied to the cash-flow projections was 9.5%. Based on this analysis, the carrying value of €1.5 billion remained below the recoverable value which was in excess of €2 billion at December 31, 2023 and therefore there was no goodwill impairment at the P&ARP operating segment.
With cash-flows 40% lower from 2024 to 2028 including the terminal year cash flow, the recoverable value still exceeded the carrying value.

NOTE 17 - DEFERRED INCOME TAXES
Recognized Deferred Tax Assets

	At December 31,
(in millions of Euros)	2023	2022
Deferred income tax assets	252	271
Deferred income tax liabilities	(28)	(28)
Net deferred income tax assets	224	243

	At January 1, 2023	Recognized in		FX	At December 31, 2023
(in millions of Euros)		Profit or loss	OCI
Long-term assets	(102)	(15)		2	(115)
Inventories	(2)	(3)			(5)
Pensions	78	(1)	2	(1)	78
Derivative valuation	4	1	(1)		4
Tax losses carried forward	190	(13)		(6)	171
Other (A)	75	17		(2)	90
Net deferred income tax assets	243	(13)	1	(7)	224
(A)At December 31, 2023, Other primarily related to temporary differences arising from provisions and interest expense which will become tax-deductible in future periods.

	At January 1, 2022	Reclassified as held for sale	Recognized in		FX	At December 31, 2022
(in millions of Euros)			Profit or loss	OCI
Long-term assets	(124)	(2)	31	—	(7)	(102)
Inventories	3	—	(4)	—	(1)	(2)
Pensions	119	—	(10)	(35)	4	78
Derivative valuation	(6)	—	8	2	—	4
Tax losses carried forward	117	—	67	—	6	190
Other (A)	39	—	35	—	1	75
Net deferred income tax assets	148	(2)	127	(33)	3	243
(A)At December 31, 2022, Other primarily related to temporary differences arising from provisions and interest expense which will become tax-deductible in future periods.
Unrecognized Deferred Tax Assets
Based on the expected taxable income of the entities, the Group believed that it was more likely than not that a total of €193 million and €199 million at December 31, 2023 and 2022, respectively, of unused tax losses and deductible temporary differences, would not be used. Consequently, the corresponding net deferred tax assets were not recognized. The related tax impact of €40 million and €48 million at December 31, 2023 and 2022, respectively, was attributable to the following:

	At December 31,
(in millions of Euros)	2023	2022
Expiring within 5 years	(5)	(5)
Expiring after 5 years and limited	(9)	(5)
Unlimited	(6)	(21)
Tax losses	(20)	(31)
Long-term assets	(3)	(2)
Pensions	(4)	(3)
Other	(13)	(12)
Deductible temporary differences	(20)	(17)
Total	(40)	(48)
Recognition of Deferred Tax Assets
Some deferred tax assets in respect of temporary differences and unused tax losses were recognized without being offset by deferred tax liabilities.
In accordance with the accounting policies described in note 2.6 of the Consolidated Financial Statements, a detailed assessment was performed on net deferred tax asset recovery at December 31, 2023, with specific focus on tax jurisdictions with unused tax losses carried forward. Management considered that the tax losses that generated the deferred tax assets were not expected to be recurring and did not challenge the profitable long-term structure of its business model. In addition, tax planning opportunities are available to increase the taxable profit and the use of the long-term limited and unlimited tax losses.
In the year ended December 31, 2022, management determined that it is more likely than not that future earnings will be sufficient to realize these previously unrecognized deferred tax assets. In making this determination management considered all available positive and negative evidence including historical results as well as forecasted profitability supported by revised projections from the Group’s latest long-term plan. Accordingly, the Group recognized a deferred tax asset and a corresponding income tax benefit of €154 million in the year ended December 31, 2022.
Management concluded that it was more likely than not that the net deferred tax asset balance of €224 million and €243 million at December 31, 2023 and 2022, respectively, would be recoverable.
NOTE 18 - DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE
In the quarter ended December 31, 2022, the Group determined that Constellium Ussel S.A.S, one of the entities in the Aerospace and Transportation operating segment, met the criteria to be classified as a disposal group held for sale. As a result, the related assets and liabilities were presented as held for sale at December 31, 2022. The sale of this entity was completed in February 2023 (see NOTE 30 - Disposal of subsidiaries).

No impairment loss was recognized on the reclassification as held for sale.

	At December 31,
(in millions of Euros)	2023	2022
Assets of disposal group classified as held for sale
Cash and cash equivalents	—	1
Trade receivables and other	—	6
Inventories	—	5
Deferred tax assets	—	2
Total assets of disposal group classified as held for sale	—	14
Liabilities of disposal group classified as held for sale
Trade payables and other	—	8
Pensions and other post-employment benefit obligations	—	2
Total liabilities of disposal group classified as held for sale	—	10

NOTE 19 - TRADE PAYABLES AND OTHER

	At December 31,
	2023		2022
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	931	—	1,155
Fixed assets payables	—	35	—	36
Employees' entitlements	—	211	—	195
Taxes payable other than income tax	—	15	—	17
Contract liabilities and other liabilities to customers	29	62	20	55
Other payables	30	9	23	9
Total other	59	332	43	312
Total trade payables and other	59	1,263	43	1,467
Contract liabilities and other liabilities to customers

	At December 31,
	2023		2022
(in millions of Euros)	Non-current	Current	Non-current	Current
Deferred tooling revenue	28	—	19	—
Advance payment from customers	—	7	—	6
Unrecognized variable consideration (A)	1	55	1	49
Total contract liabilities and other liabilities to customers	29	62	20	55
(A)Unrecognized variable consideration consists of expected volume rebates, discounts, incentives, refunds penalties and price concessions.
Revenue of €31 million that related to contract liabilities at January 1, 2023 was recognized in the year ended December 31, 2023. There was €51 million of deferred revenue generated in the year ended December 31, 2023.
Revenue of €58 million that related to contract liabilities at January 1, 2022 was recognized in the year ended December 31, 2022. There was €60 million of deferred revenue generated in the year ended December 31, 2022.

NOTE 20 - BORROWINGS
20.1 Analysis by nature

		At December 31,
		2023						2022
(in millions of Euros)		Nominal Value in Currency	Nominal rate	Nominal Value in Euros	(Arrange-ment fees)	Accrued interests	Carrying value	Carrying value
Secured Pan-U.S. ABL (due 2026) (A)		$—	Floating	—	—	—	—	81
Senior Unsecured Notes (B)
Issued November 2017 and	due 2026 (C)	$250	5.875%	226	(1)	5	230	285
Issued November 2017 and	due 2026	€400	4.250%	400	(2)	6	404	403
Issued June 2020 and	due 2028	$325	5.625%	294	(4)	1	291	301
Issued February 2021 and	due 2029 (D)	$500	3.750%	453	(5)	4	452	467
Issued June 2021 and	due 2029 (D)	€300	3.125%	300	(4)	4	300	300
Lease liabilities				153	—	1	154	168
Other loans (E)				37	—	—	37	51
Total Borrowings				1,863	(16)	21	1,868	2,056
Of which non-current							1,814	1,908
Of which current							54	148
(A)In June 2022, the Pan-U.S. ABL was amended to, among other things, increase the commitment to $500 million, provide an incremental revolving credit facility accordion of up to $100 million, and replace the LIBOR reference rate by the SOFR reference rate.
(B)The Senior Unsecured Notes were issued by Constellium SE and are guaranteed by certain subsidiaries.
(C)On July 20, 2023, $50 million out of the $300 million outstanding aggregate principal of the Senior Notes issued in November 2017 was redeemed.
(D)For the $500 million Sustainability-Linked Senior Notes issued in February 2021 and the €300 million Sustainability-Linked Senior Notes issued in June 2021, Constellium has established two sustainability performance targets (greenhouse gas emissions intensity and recycled metal input). If Constellium does not satisfy the first target for the year ended December 31, 2025, the interest rates for both Notes will be increased by 0.125% starting April 15, 2026 and July 15, 2026 respectively. If Constellium does not satisfy the second target for the year ended December 31, 2026, the interest rates will be increased by 0.125% starting April 15, 2027 and July 15, 2027, respectively (in addition to any increase arising from failure to meet the first target). At December 31, 2023, the Group expects to satisfy these targets.
(E)At December 31, 2023 Other loans included €30 million of financial liabilities relating to the sale and leaseback of assets that were considered to be financing arrangements in substance.
20.2 Undrawn credit facilities and overdraft arrangements
At December 31, 2023, the Group had a €100 million Secured French Inventory facility in place. This committed asset-based credit facility matures in April 2025 and was undrawn at December 31, 2023. The Group also uses a €75 million Money Market facility, as well as overdraft agreements with its commercial banks for cash management purposes. These arrangements are uncommitted and were undrawn at December 31, 2023.
20.3 Securities against borrowings and covenants
Assets pledged as security
Constellium has pledged assets and financial instruments as collateral against certain of its borrowings.

Pan-U.S. ABL
Obligations under this facility are, subject to certain permitted liens, secured by substantially all of the assets of Ravenswood, Muscle Shoals, and Bowling Green.
French Inventory Facility
Obligations under the Secured Inventory Facility of Constellium Issoire S.A.S. and Constellium Neuf-Brisach S.A.S. (the “French Inventory Facility”) are secured by possessory and non-possessory pledges of the eligible inventory of Constellium Issoire S.A.S. and Constellium Neuf-Brisach S.A.S.
Lease liabilities
Lease liabilities are generally secured as the rights to the leased assets recognized in the financial statements revert to the lessor in the event of default.
Covenants
The Group was in compliance with all applicable debt covenants at and for the years ended December 31, 2023 and 2022.
Constellium SE Senior Notes
The indentures for our outstanding Senior Notes contain customary terms and conditions, including amongst other things, limitations for certain of the Group subsidiaries and/or Constellium SE on incurring or guaranteeing additional indebtedness, on paying dividends, on making other restricted payments, on incurring certain liens, on selling assets and subsidiary stock, and on merging.
Pan-U.S. ABL
This facility contains a fixed charge coverage ratio covenant along with customary affirmative and negative covenants. Evaluation of compliance with the maintenance covenants is only required if the excess availability falls below 10% of the aggregate revolving loan commitment.
20.4 Movements in borrowings

(in millions of Euros)	2023	2022
At January 1,	2,056	2,129
Cash flows
Repayments of long-term borrowings (A)	(53)	(192)
Net change in revolving credit facilities and short-term borrowings (B)	(83)	72
Lease repayments	(37)	(37)
Non-cash changes
Movement in accrued interest	(1)	(1)
Changes in leases and other loans	24	18
Deferred arrangement fees	4	3
Effects of changes in foreign exchange rates	(42)	64
At December 31,	1,868	2,056
(A)For the twelve months ended December 31, 2023, repayments of long-term borrowings included the redemption of $50 million out of the $300 million outstanding aggregate principal amount of the 5.875% Senior Notes due 2026 on July 20, 2023. For the twelve months ended December 31, 2022, repayments of long-term borrowings included the repayment of the Secured PGE French Facility.
(B)For the twelve months ended December 31, 2023, the net change in revolving credit facilities and short-term borrowings included mainly the repayment under the Pan-U.S. ABL. For the twelve months ended December 31, 2022, the net change in revolving credit facilities and short-term borrowings included mainly the net proceeds from the Pan-U.S. ABL and the repayment of the Swiss facility.

20.5 Currency concentration

	At December 31,
(in millions of Euros)	2023	2022
U.S. Dollar	1,012	1,188
Euro	849	861
Other currencies	7	7
Total borrowings	1,868	2,056
NOTE 21 - FINANCIAL INSTRUMENTS
21.1 Financial assets and liabilities by categories

		At December 31,
		2023				2022
(in millions of Euros)	Notes	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total
Cash and cash equivalents	12	202	—	—	202	166	—	—	166
Trade receivables	13	—	—	386	386	—	—	465	465
Other financial assets		—	31	1	32	—	37	2	39
Total		202	31	387	620	166	37	467	670

		At December 31,
		2023				2022
(in millions of Euros)	Notes	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total
Trade payables and fixed asset payables	19	966	—	—	966	1,191	—	—	1,191
Borrowings	20	1,868	—	—	1,868	2,056	—	—	2,056
Other financial liabilities		—	35	7	42	—	40	15	55
Total		2,834	35	7	2,876	3,247	40	15	3,302
21.2 Fair values
The carrying value of the Group’s borrowings at maturity is the redemption value.
The fair value of Constellium SE Senior Notes issued in November 2017, June 2020, February 2021 and June 2021, based on quoted prices, was 100%, 99%, 92% and 92% respectively of the nominal value and amounted to €624 million, €290 million, €414 million and €276 million, respectively, at December 31, 2023.
All derivatives are presented at fair value in the Consolidated Statement of Financial Position. The fair values of trade receivables, other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

	At December 31,
	2023			2022
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Aluminium and premium derivatives	1	17	18	2	7	9
Energy derivatives	—	—	—	3	2	5
Other commodity derivatives	—	1	1	—	2	2
Currency commercial derivatives	1	10	11	3	20	23
Currency net debt derivatives	—	2	2	—	—	—
Other financial assets - derivatives	2	30	32	8	31	39

Aluminium and premium derivatives	1	9	10	—	19	19
Energy derivatives	3	9	12	3	7	10
Other commodity derivatives	—	2	2	—	1	1
Currency commercial derivatives	4	14	18	11	14	25
Other financial liabilities - derivatives	8	34	42	14	41	55
21.3 Valuation hierarchy
The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:
•Level 1 is based on a quoted price (unadjusted) in active markets for identical financial instruments. Level 1 includes aluminium, copper and zinc futures that are traded on the LME.
•Level 2 is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices). Level 2 includes foreign exchange derivatives, natural gas derivatives and premium derivatives. The present value of future cash flows based on the forward or on the spot exchange rates at the balance sheet date is used to value foreign exchange derivatives.
•Level 3 is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs). Trade receivables are classified as a Level 3 measurement under the fair value hierarchy.

	At December 31,
	2023				2022
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	17	15	—	32	6	33	—	39
Other financial liabilities - derivatives	7	35	—	42	17	38	—	55
There was no material transfer of asset and liability categories into or out of Level 1, Level 2 or Level 3 during the years ended December 31, 2023 and 2022.

NOTE 22 - FINANCIAL RISK MANAGEMENT
The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates and commodity prices, while maintaining the financial flexibility the Group requires in order to successfully execute its business strategy.
Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk including foreign exchange, commodity price and interest rate risks; (ii) credit risk and (iii) liquidity risk.
22.1 Foreign exchange risk
Foreign exchange risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates.
Net assets, earnings and cash flows are influenced by multiple currencies due to the geographic diversity of sales and the countries in which the Group operates.
Constellium has the following foreign exchange risk: i) transaction exposures, which include commercial transactions related to forecasted sales and purchases and on-balance sheet receivables/payables resulting from such transactions and financing transactions related to external and internal net debt, and ii) translation exposures, which relate to net investments in foreign entities that are converted in Euros in the Consolidated Financial Statements.
i. Commercial transaction exposures
The Group policy is to hedge committed and highly probable forecasted foreign currency operational transactions. The Group uses foreign exchange forwards and foreign exchange swaps for this purpose.
The following tables outline the nominal value (converted to millions of Euros at the closing rate) of forward derivatives for Constellium’s most significant foreign exchange exposures at December 31, 2023.

Sold currencies	Maturity Year	Less than 1 year	Over 1 year
USD	2024-2027	432	110
CHF	2024-2026	63	13
CZK	2024	3	—
Other currencies	2024	8	—

Purchased currencies	Maturity Year	Less than 1 year	Over 1 year
USD	2024-2026	120	14
CHF	2024-2026	118	17
CZK	2024-2025	80	39
Other currencies	2024	1	—
The Group has agreed to supply a major customer with fabricated metal products from a Euro functional currency entity and invoices in U.S. Dollars. The Group has entered into significant foreign exchange derivatives that matched related highly probable future conversion sales. The Group designates these derivatives for hedge accounting, with a total nominal amount of $209 million and $248 million at December 31, 2023 and December 31, 2022 respectively, with maturities ranging from 2024 to 2027.

The table below details the effect of foreign currency derivatives in the Consolidated Income Statement and the Consolidated Statement of Comprehensive Income:

		Year ended December 31,
(in millions of Euros)	Notes	2023	2022	2021
Derivatives that do not qualify for hedge accounting
Included in Other gains and losses - net
Realized gains on foreign currency derivatives - net	9	16	—	1
Unrealized (losses) / gains on foreign currency derivatives - net (A)	9	(12)	6	15
Derivatives that qualify for hedge accounting
Included in Other comprehensive income
Unrealized gains / (losses) on foreign currency derivatives - net		1	(16)	(21)
Gains reclassified from cash flow hedge reserve to the Consolidated Income Statement		6	8	4
Included in Revenue (B)
Realized losses on foreign currency derivatives - net	9	(6)	(8)	(2)
Unrealized losses on foreign currency derivatives - net	9	—	—	(2)
(A)Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future years when these sales are recognized.
(B)Changes in fair value of derivatives that qualify for hedge accounting are included in Revenue when the related customer invoices are issued.
ii. Financing transaction exposures
When the Group enters into intercompany loans and deposits, the financing is generally provided in the functional currency of the subsidiary. The foreign currency exposure of the Group’s external funding and liquid assets is systematically hedged either naturally through intercompany foreign currency loans and deposits or through foreign currency derivatives.
At December 31, 2023, the net hedged position related to long-term and short-term loans and deposits in U.S. dollars included a forward sale of $82 million versus the Euro using simple foreign exchange forward contracts.

	Year ended December 31,
(in millions of Euros)	2023	2022	2021
Derivatives
Included in Finance costs - net
Realized gains / (losses) on foreign currency derivatives - net	4	2	(36)
Unrealized gains / (losses) on foreign currency derivatives - net	2	(1)	46
Total	6	1	10
Total realized and unrealized gains or losses on foreign currency derivatives are expected to partially offset the net foreign exchange result related to financing activities, both included in Finance costs - net.
Net debt derivatives settled during the year are presented in Other financing activities in the Consolidated Statement of Cash Flows.
Foreign exchange sensitivity on commercial and financing transaction exposures
The largest exposures of the Group are related to the Euro/U.S. Dollar exchange rate. The table below summarizes the impact on income and equity (before tax effect) of a 10% strengthening of the U.S. Dollar versus the Euro for non U.S. Dollar functional currency entities.

(in millions of Euros)	Effect on income before tax	Effect on pretax equity
Trade receivables	1	—
Trade payables	(1)	—
Derivatives on commercial transactions (A)	(23)	(20)
Net commercial transaction exposure	(23)	(20)
Cash in Bank and intercompany loans	99	—
Borrowings	(108)	—
Derivatives on financing transactions	9	—
Net financing transaction exposure	—	—
Total	(23)	(20)
(A)Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future years when these sales are recognized. The impact on pretax equity of €20 million relates to derivatives hedging the future sales spread from 2024 to 2027 which are designated as cash flow hedges.
The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.
iii. Translation exposures
Foreign exchange impacts related to the translation of net investments in foreign subsidiaries from functional currency to Euro, and of the related revenue and expenses, are not hedged as the Group operates in these various countries on permanent basis except as described below.
Foreign exchange sensitivity on translation exposures
The exposure relates to foreign currency translation of net investments in foreign subsidiaries and arises mainly from operations conducted by U.S. Dollar functional currency subsidiaries.
The table below summarizes the impact on income and equity of a 10% strengthening of the U.S. Dollar versus the Euro (on average rate for net income and closing rate for equity) for U.S. Dollar functional currency entities.

(in millions of Euros)	Effect on net income	Effect on equity
10% strengthening U.S. Dollar/Euro	2	84
The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.
22.2 Commodity price risk
The Group is subject to the effects of market fluctuations in the price of aluminium, which is the Group’s primary metal input and a significant component of its output. The Group is also exposed to variation in regional premiums and in the price of zinc, natural gas, silver and copper, and other alloying metals but in a less significant way.
The Group policy is to minimize exposure to aluminium price volatility by passing through the aluminium price risk to customers and using derivatives where necessary. For most of its aluminium price exposure, sales and purchases of aluminium are converted to be on the same floating basis and then the same quantities are bought and sold at the same market price.
Temporary increases in inventory, to the extent material, are sold forward to the expected sales date to ensure the price paid for the metal will be redeemed when it is sold.
The Group also purchases fixed price copper, aluminium premium, silver and zinc derivatives to offset the commodity exposure where sales contracts have embedded fixed price agreements for these commodities.

In addition, the Group purchases natural gas fixed price derivatives to lock in energy costs where a fixed price purchase contract is not possible.
At December 31, 2023, the nominal amount of commodity derivatives is as follows:

(in millions of Euros)	Maturity	Less than 1 year	Over 1 year
Aluminium	2024-2027	331	44
Premium	2024-2027	19	6
Copper	2024	11	—
Silver	2024	26	—
Natural gas	2024-2026	17	11
Zinc	2024	6	—
The value of the contracts will fluctuate due to changes in market prices but our hedging strategy helps protect the Group’s margin on future conversion and fabrication activities. At December 31, 2023, these contracts were directly entered into with external counterparties.
The Group does not apply hedge accounting on commodity derivatives and therefore mark-to-market movements are recognized in Other gains and losses - net.

	Year ended December 31,
(in millions of Euros)	2023	2022	2021
Derivatives
Included in Other gains and losses - net
Realized (losses) / gains on commodity derivatives - net	(62)	(6)	112
Unrealized gains / (losses) on commodity derivatives - net	9	(53)	24
Commodity price sensitivity: risks associated with derivatives
The net impact on earnings and equity of a 10% increase in the market price of aluminium, based on the aluminium derivatives held by the Group at December 31, 2023 (before tax), with all other variables held constant, was estimated to be a €38 million gain. The balances of these financial instruments may change in future years, and therefore these amounts may not be indicative of future results.
22.3 Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market interest rates. The Group’s interest rate risk arises principally from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk, which is partially offset by cash and cash equivalent deposits earning interest at variable interest rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. At December 31, 2023, the Group’s borrowings were mainly at fixed rates.
Interest rate sensitivity: risks associated with variable-rate financial instruments
The impact on income before income tax of a 50 basis point increase or decrease in the LIBOR, EURIBOR or SOFR interest rates as applicable, based on the variable rate financial instruments held by the Group at December 31, 2023 and 2022, with all other variables held constant, was estimated to be approximately €3 million for the years ended December 31, 2023, and December 31, 2022. However, the balances of such financial instruments may not remain constant in future years, and therefore these amounts may not be indicative of future results.
22.4 Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of cash-in-bank, cash deposits, mark-to-market on derivative transactions and customer trade receivables arising from the Group’s operating activities. The maximum exposure to credit risk for the year ended December 31, 2023 is the carrying value of each class of financial asset as described in NOTE 21 - Financial Instruments. The Group does not generally hold any collateral as security.
i. Credit risk related to transactions with financial institutions
Credit risk with financial institutions is managed by the Group’s Treasury department in accordance with a Board approved policy. Management is not aware of any significant risks associated with financial institutions as a result of cash and cash equivalent deposits, including short-term investments and financial derivative transactions.
The number of financial counterparties tabulated below shows our exposure to the counterparty by rating type (Parent company ratings from Moody’s Investor Services):

	At December 31,
	2023		2022
	Number of financial counterparties (A)	Exposure (in millions of Euros)	Number of financial counterparties (A)	Exposure (in millions of Euros)
Rated Aa or better	2	54	2	51
Rated A	10	159	6	112
Rated Baa	1	—	1	3
Total	13	213	9	166
(A)Financial counterparties for which the Group’s exposure is below €0.25 million have been excluded from the analysis.
ii. Credit risks related to customer trade receivables
The Group has a diverse customer base geographically and by industry. The responsibility for customer credit risk management rests with management. Payment terms vary and are set in accordance with practices in the different geographies and end-markets served. Credit limits are typically established based on internal or external rating criteria, which take into account such factors as the financial condition of the customers, their credit history and the risk associated with their industry segment.
Trade receivables are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Constellium management on a regular basis. Over 80% of the Group’s trade account receivables are insured by insurance companies rated A3 or better or sold to a factor on a non-recourse basis. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, bank guarantees or letters of credit.
Historically, we have a very low level of customer default as a result of long history of dealing with our customer base and an active credit monitoring function. See NOTE 13 - Trade Receivables and Other for the aging of trade receivables.
22.5 Liquidity risk management
The Group’s capital structure includes shareholder’s equity, borrowings and various third-party financing arrangements. Constellium’s total capital is defined as total equity plus net debt. Net debt includes borrowings due to third parties less cash and cash equivalents.
Constellium’s overriding objectives when managing capital are to safeguard the business as a going concern, to maintain an optimal capital structure in order to minimize the weighted cost of capital, and to maximize returns for its owners.
All activities around cash funding, borrowings and financial instruments are centralized within Constellium’s Treasury department.
The liquidity requirements of the overall Company are funded by cash and drawings on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury.

At December 31, 2023, the borrowing base for the Pan-U.S. ABL and the French Inventory Facility were €439 million and €100 million, respectively. After deduction of amounts drawn and letters of credit, the Group had €524 million outstanding availability under these revolving credit facilities.
At December 31, 2023, liquidity was €737 million, comprised of €202 million of cash and cash equivalents and €535 million of available undrawn facilities, including the €524 million described above.
At December 31, 2022, liquidity was €709 million, comprised of €166 million of cash and cash equivalents and €543 million of available undrawn facilities.
Margin calls
The Group’s financial institution counterparties may require margin calls should the mark-to-market of our derivatives hedging foreign exchange and commodity price risks exceed a pre-agreed contractual limit. In order to protect from potential margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis. In addition, the Group (i) ensures that financial counterparts hedging transactional exposure are also hedging foreign currency loan and deposit exposures and (ii) holds a significant liquidity buffer in cash or in availability under its various borrowing facilities.
At December 31, 2023 and 2022, there was no margin requirement paid as collateral to counterparties related to foreign exchange hedges nor related to aluminium or any other commodity hedges.
Undiscounted contractual financial assets and liabilities
The tables below show undiscounted contractual financial assets and financial liabilities values by relevant maturity groupings based on the remaining periods from December 31, 2023 and 2022, respectively, to the contractual maturity date.

	At December 31,
	2023			2022
(in millions of Euros)	Less than 1 year	Between 1- 5 years	Over 5 years	Less than 1 year	Between 1 - 5 years	Over 5 years
Financial assets
Net cash flows from derivative assets related to currencies and commodities	28	2	—	31	9	—
Trade receivables	386	—	—	465	—	—
Total	414	2	—	496	9	—

		At December 31,
		2023			2022
(in millions of Euros)	Notes	Less than 1 year	Between 1 - 5 years	After 5 years	Less than 1 year	Between 1 - 5 Years	After 5 years
Financial liabilities
Borrowings		8	936	761	5	698	1,087
Leases		30	96	62	35	98	86
Interest (A)		73	209	18	78	260	54
Net cash flows from derivative liabilities related to currencies and commodities		34	10		42	19	—
Trade payables and fixed asset payables	19	966	—	—	1,191	—	—
Total		1,111	1,251	841	1,351	1,075	1,227
(A)Interest disclosed is an undiscounted forecasted interest amount that excludes interest on leases.

NOTE 23 - PENSION AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS
The Group has a number of pensions, other post-employment benefits and other long-term employee benefit plans. Some of these plans are defined contribution plans and some are defined benefit plans, with assets held in separate trustee-administered funds. Benefits paid through pension trusts are sufficiently funded to ensure the payment of benefits to retirees when they become due.
Actuarial valuations are reflected in the Consolidated Financial Statements as described in NOTE 2.6 - Principles governing the preparation of the Consolidated Financial Statements.
23.1 Description of the plans
Pension plans
Constellium’s pension obligations are in the U.S., Switzerland, Germany and France. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement and are periodically adjusted for cost of living increases, either by company practice, collective agreement or statutory requirement. Benefit plans in the U.S., Switzerland and France are funded in accordance with applicable requirements in their respective jurisdictions.
Other post-employment benefits (OPEB)
The Group provides healthcare and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents, mainly in the U.S. Eligibility for coverage depends on certain age and service criteria. These benefit plans are unfunded.
Other long-term employee benefits
Other long-term employee benefits mainly include jubilees in France, Germany and Switzerland and other long-term disability benefits in the U.S. These benefit plans are unfunded.
23.2 Description of risks
The defined benefit obligations expose the Group to a number of risks, including longevity, inflation, interest rate, medical cost inflation, investment performance, and change in law governing the employee benefit obligations. These risks are mitigated when possible by applying an investment strategy for the funded schemes that aims to reduce the volatility of returns and achieve a matching of the underlying liabilities to minimize the long-term costs. This is achieved by investing in a diversified selection of asset classes.
Investment performance risk
Our pension plan assets consist primarily of funds invested in listed stocks and bonds.
The present value of funded defined benefit obligations is calculated using a discount rate determined by reference to high-quality corporate bond yields. If the return on plan assets is below this rate, it will increase the plan deficit.
Interest rate risk
A decrease in the discount rate will increase the defined benefit obligation. At December 31, 2023, impacts of the change on the defined benefit obligation of a 50 basis points increase / decrease in the discount rates are calculated by using a proxy based on the duration of each scheme:

(in millions of Euros)	50 bp increase in discount rates	50 bp decrease in discount rates
France	(6)	7
Germany	(5)	5
Switzerland	(17)	22
United States	(19)	21
Total sensitivity on Defined Benefit Obligations	(47)	55
Longevity risk
The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of plan participants. An increase in the life expectancy of the plan participants will increase the plan’s liability.
23.3 Actuarial assumptions
Pension and other post-employment benefit obligations were updated based on the discount rates applicable at December 31, 2023.

	At December 31,
	2023			2022
	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Rate of increase in salaries	Rate of increase in pensions	Discount rate
Switzerland	1.75%	—	1.40%	1.75%	—	2.05%
U.S.
Hourly pension	3.00%	—	4.85% - 4.90%	3.00%	—	5.00% - 5.05%
Salaried pension	—	—	4.85%	—	—	5.05%
OPEB (A)	4.00%	—	4.85% - 4.90%	4.00%	—	5.00% - 5.05%
Other benefits	3.80%	—	4.75% - 4.85%	3.80%	—	4.95% - 5.00%
France	2.10%	2.00%		2.20%	2.00%
Retirements	—	—	3.30%	—	—	3.80%
Other benefits	—	—	3.25%	—	—	3.80%
Germany	2.50%	2.00%	3.30%	2.50%	2.00%	3.75%
(A)The other main financial assumptions used for the OPEB healthcare plans, which are predominantly in the U.S. were:
•Medical trend rate for pre-65 salaried healthcare plans: 7.90% starting in 2024 decreasing gradually to 4.50% in 2032 and stable onwards,
•Claims costs based on Company experience.
For both pension and healthcare plans, the post-employment mortality assumptions allow for future improvements in life expectancy.

23.4 Amounts recognized in the Consolidated Statement of Financial Position

	At December 31,
	2023			2022
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	653	—	653	614	—	614
Fair value of plan assets	(488)	—	(488)	(461)	—	(461)
Deficit of funded plans	165	—	165	153	—	153
Present value of unfunded obligation	103	143	246	96	154	250
Net liability / (asset) arising from defined benefit obligation	268	143	411	249	154	403
23.5 Movement in net defined benefit obligations

	Year ended December 31, 2023
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(in millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2023	710	154	864	(461)	403
Included in the Consolidated Income Statement
Current service cost	14	5	19	—	19
Interest cost / (income)	25	7	32	(16)	16
Past service cost	(4)	—	(4)	4	—
Immediate recognition of losses arising over the year	—	1	1	—	1
Administration expenses	—	—	—	3	3
Included in the Statement of Comprehensive Income
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	(21)	(21)
—changes in financial assumptions	31	2	33	—	33
—changes in demographic assumptions	—	—	—	—	—
—experience losses	8	(5)	3	—	3
Effects of changes in foreign exchange rates	8	(5)	3	(7)	(4)
Included in the Consolidated Statement of Cash Flows
Benefits paid	(38)	(16)	(54)	35	(19)
Contributions by the Group	—	—	—	(20)	(20)
Contributions by the plan participants	4	1	5	(5)	—
Disposed of through business combination	(2)	(1)	(3)	—	(3)
At December 31, 2023	756	143	899	(488)	411

	Year ended December 31, 2022
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(in millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2022	894	249	1,143	(544)	599
Included in the Consolidated Income Statement
Current service cost	20	8	28	—	28
Interest cost / (income)	13	7	20	(9)	11
Past service cost	2	(49)	(47)	—	(47)
Immediate recognition of gains arising over the year	—	(5)	(5)	—	(5)
Administration expenses	—	—	—	2	2
Included in the Statement of Comprehensive Income
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	107	107
—changes in financial assumptions	(211)	(43)	(254)	—	(254)
—changes in demographic assumptions	—	(1)	(1)	—	(1)
—experience losses	(3)	(9)	(12)	—	(12)
Effects of changes in foreign exchange rates	34	16	50	(30)	20
Included in the Consolidated Statement of Cash Flows
Benefits paid	(42)	(21)	(63)	57	(6)
Contributions by the Group	—	—	—	(38)	(38)
Contributions by the plan participants	4	2	6	(6)	—
Reclassification as liabilities of disposal group classified as held for sale	(1)	—	(1)	—	(1)
At December 31, 2022	710	154	864	(461)	403
Movements in net defined benefit obligations reported in Other Comprehensive Income in the years ended December 31, 2023 and 2022, primarily reflected the impact of changes in discount rates (see note 23.3), the difference between actual returns and interest on plan assets and the impact of changes in foreign exchanges rates.
23.6 Ravenswood plan amendment
In October 2022, Constellium Rolled Products Ravenswood and United Steelworkers Local Union 5668 entered into a new three-year collective bargaining agreement. The agreement included changes in OPEB and pension benefits that are accounted for as a plan amendment in the year ended December 31, 2022. The changes resulted in a reduction of the OPEB obligation recorded as a gain from negative past service cost for €49 million and an increase of the pension obligation recorded as an additional past service costs for €2 million.
23.7 Ravenswood OPEB dispute
In 2018, the Group announced a plan to transfer certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan (“the Plan”) from a company-sponsored program to a third-party health network providing similar benefits at a lower cost. The United Steelworkers Local Union 5668 (the “Union”) contested this change in benefits and filed a lawsuit against Constellium Rolled Products Ravenswood, LLC ("Ravenswood") in a federal district court in West Virginia (the “District Court”) seeking to enjoin the Plan changes and to compel arbitration. The District Court issued an order in December 2018, enjoining Ravenswood from implementing the Plan amendments pending resolution in arbitration. In September 2019, the arbitrator issued a decision ruling against Ravenswood and sustaining the Union’s grievance. Ravenswood filed a motion in the District Court to vacate this decision, which was denied in June 2020. In July 2020, Ravenswood appealed that denial to the Fourth Circuit Court of Appeals. In November 2021, the Fourth Circuit Court issued an opinion in favor of the Union, and the Group elected not to further pursue legal action on this matter.
The Group recognized a gain of €36 million from negative past service cost in the year ended December 31, 2018, reflecting its decision to amend the plan benefits and its determination at the time that it was probable that it would ultimately prevail in the dispute with the Union. This gain was partially reversed in the years ended December 31, 2019 and 2020, to reflect delays in the estimated implementation timetable as a result of the dispute with the Union. The Group recognized a loss of €31 million from past service cost in the year ended December 31, 2021, following the Fourth Circuit Court's ruling in favor of the Union.
23.8 Net defined benefit obligations by country

	At December 31,
	2023			2022
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	127	(6)	121	117	(6)	111
Germany	103	(1)	102	100	(1)	99
Switzerland	290	(265)	25	249	(236)	13
United States	379	(216)	163	398	(218)	180
Total	899	(488)	411	864	(461)	403
23.9 Plan asset categories

	At December 31,
	2023			2022
(in millions of Euros)	Quoted in an active market	Not quoted in an active market	Total	Quoted in an active market	Not quoted in an active market	Total
Cash & cash equivalents	5	—	5	4	—	4
Equities	92	44	136	87	36	123
Bonds	209	29	238	146	80	226
Property	15	62	77	14	60	74
Other	—	32	32	—	34	34
Total fair value of plan assets	321	167	488	251	210	461
23.10 Cash flows
Expected contributions to pension and other benefit plans amount to €32 million and €16 million, respectively, for the year ending December 31, 2024.
Future benefit payments expected to be paid either by pension funds or directly by the Company to beneficiaries are as follows:

(in millions of Euros)	Estimated benefits payments
Year ended December 31,
2024	57
2025	56
2026	55
2027	56
2028	60
2029 to 2033	300
The weighted-average maturity of the defined benefit obligations was 11.5 and 11.2, for the years ended December 31, 2023 and 2022, .

NOTE 24 - PROVISIONS

(in millions of Euros)	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2023	86	—	25	111
Allowance	8	—	1	9
Amounts used	(3)	—	(1)	(4)
Unused amounts reversed	(2)	—	(4)	(6)
Unwinding of discounts and change in discount rates	(4)	—	—	(4)
Effects of changes in foreign exchange rates	1	—	—	1
At December 31, 2023	86	—	21	107

Of which current	10	—	8	18
Of which non-current	76	—	13	89
Total provisions	86	—	21	107

(in millions of Euros)	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2022	88	2	27	117
Allowance	3	—	3	6
Amounts used	(3)	(2)	(2)	(7)
Unused amounts reversed	—	—	(4)	(4)
Unwinding of discounts and change in discount rates	(5)	—	—	(5)
Effects of changes in foreign exchange rates	3	—	1	4
At December 31, 2022	86	—	25	111

Of which current	12	—	9	21
Of which non-current	74	—	16	90
Total provisions	86	—	25	111
Close down, environmental and remediation costs
The Group records provisions for the estimated present value of the costs of its environmental clean-up obligations and close down and restoration efforts based on the net present value of estimated future costs of the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas.
These provisions are expected to be settled over the next 40 years depending on the nature of the disturbance and the technical remediation plans.
Legal claims and other costs

	At December 31,
(in millions of Euros)	2023	2022
Litigation	13	15
Disease claims (A)	8	10
Total provisions for legal claims and other costs	21	25
(A)Since the early 1990s, certain activities of the Group’s businesses have been subject to claims and lawsuits in France relating to occupational diseases resulting from alleged asbestos exposure, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for developing such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. At December 31, 2023, seven cases in which gross negligence is alleged (“faute inexcusable”) are outstanding (five at December 31, 2022), the average amount per claim being around €0.4 million. The average settlement amount per claim over the past five years was less than €0.5 million. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results from continuing operations, financial position, or cash flows of the Group.
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
NOTE 25 - NON-CASH INVESTING AND FINANCING TRANSACTIONS
Property, plant and equipment acquired through leases or financed by third parties amounted to €24 million, €18 million and €18 million for the years ended December 31, 2023, 2022 and 2021, respectively. These leases and financings are excluded from the Statement of Cash Flow as they are non-cash investing transactions.
Fair values of vested Restricted Stock Units and Performance-Based Restricted Stock Units amounted to €10 million for the year ended December 31, 2023, and €15 million for the years ended December 31,2022 and 2021, respectively. They are excluded from the Statement of Cash flows as non-cash financing activities.
NOTE 26 - SHARE CAPITAL
Share capital amounted to €2,936,397.68 at December 31, 2023, divided into 146,819,884 ordinary shares, each with a nominal value of two cents and fully paid-up. All shares are of the same class and have the right to one vote.

		(in millions of Euros)
	Number of shares	Share capital	Share premium
At January 1, 2023	144,301,592	3	420
New shares issued (A)	2,518,292	—	—
At December 31, 2023	146,819,884	3	420
(A)In the year ended December 31, 2023, Constellium SE issued and delivered 2,518,292 ordinary shares to certain employees and corporate officers under share-based compensation plans.

NOTE 27 - COMMITMENTS
Non-cancellable lease commitments
Non-cancellable lease commitments relating to the future aggregate minimum lease payments under non-cancellable leases still recognized as expense are presented below:

	At December 31,
(in millions of Euros)	2023	2022
Less than 1 year	4	3
1 to 5 years	6	9
More than 5 years	—	—
Total non-cancellable minimum lease payments	10	12
Tangible and intangible asset commitments
Contractual commitments for the acquisition of Property, Plant and Equipment amounted to €152 million and €166 million at December 31, 2023 and 2022, respectively.

NOTE 28 - RELATED PARTIES
Subsidiaries and affiliates
A list of the principal companies controlled by the Group or over which the Group has significant influence is presented in NOTE 31 - Subsidiaries and Affiliates. Transactions between consolidated companies are eliminated when preparing the Consolidated Financial Statements.
Shareholders
One of our French entities entered into a fully committed term loan facility with a syndicate of banks (the “PGE French Facility”) on May 13, 2020 for an aggregate amount of up to €180 million, of which 80% is guaranteed by the French State. Bpifrance Financement, an affiliate of one of the shareholders of Constellium SE, Bpifrance Participations S.A., provided €30 million of the PGE French Facility. The initial maturity date of the PGE was May 2021 with an option for Constellium to extend for up to five years. In May 2021, the maturity date was extended to May 2022. In May 2022, the PGE was repaid accordingly.
Key management remuneration
The Group’s key management comprises the Board members and the Executive committee members effectively present in 2023.
Executive officers who are members of the Executive committee are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and typically directly reporting to the CEO.
The costs reported below are compensation and benefits for key management:
•Short term employee benefits include their base salary plus bonus and other in-kind benefits;
•Directors’ fees include annual retainers fees, committee membership fees, chair fees and cash paid in lieu of RSU grant for 2023;
•Share-based compensation includes the portion of the IFRS 2 expense as allocated to key management;
•Post-employment benefits mainly include pension costs;
•Termination benefits include departure costs.

As a result, the aggregate compensation for the Group’s key management is comprised of the following:

	Year ended December 31,
(in millions of Euros)	2023	2022	2021
Short-term employee benefits	13	12	8
Directors' fees	2	2	1
Share-based compensation	10	10	9
Post-employments benefits	—	—	—
Termination benefits	—	—	—
Employer social contribution	2	2	1
Total	27	26	19
NOTE 29 - SHARE-BASED COMPENSATION
Description of the plans
Performance-Based Restricted Stock Units Award Agreements (equity-settled)
The Company has periodically granted Performance-Based Restricted Stock Units (PSUs) to selected employees and to the CEO. These units vest after three years from the grant date if the following conditions are met:
•A vesting condition under which the beneficiaries must be continuously employed by or at the service of the Company through the end of the vesting period; and
•A performance condition, contingent on the TSR performance of Constellium shares over the vesting period compared to the TSR of specified indices. PSUs will ultimately vest based on a vesting multiplier which ranges from 0% to 200%.
The PSUs granted in May 2018 achieved a TSR performance of 182.9%. These PSUs vested in May 2021 and 1,161,718 shares were delivered to beneficiaries.
The PSUs granted in April 2019 achieved a TSR performance of 200.0%. These PSUs vested in April 2022 and 1,849,268 shares were delivered to beneficiaries.
The PSUs granted in April 2020 achieved a TSR performance of 174.0%. These PSUs vested in April 2023 and 1,701,233 shares were delivered to beneficiaries.
In March 2023, the Company granted Performance-Based Restricted Stock Units (PSUs) to selected employees and to the CEO. The following table lists the inputs to the valuation model used for the PSUs granted in 2023 and 2022:

	March 2023 PSUs	March 2022 PSUs
Fair value at grant date (in euros)	21.56	23.70
Share price at grant date (in euros)	15.23	17.11
Dividend yield	—	—
Expected volatility (A)	67%	70%
Risk-free interest rate (US government bond yield)	4.56%	1.88%
Model used	Monte Carlo	Monte Carlo
(A)Volatilities for the Company and companies included in indices were estimated based on observed historical volatilities over a period equal to the PSU vesting period.
Restricted Stock Units Award Agreements (equity-settled)
In March 2023, the Company granted 645,675 Restricted Stock Units (RSUs) to selected employees and the CEO subject to the beneficiaries remaining continuously at the service of the Group from the grant date to the end of the three-year vesting period.The fair value of the RSUs awarded is €15.23, being the euro equivalent of the quoted market price at grant date.

In July 2023, the Company granted 56,301 Restricted Stock Units (RSUs) to a selected employee subject to the beneficiary remaining continuously at the service of the Group from the grant date to the end of the three-year vesting period. The fair value of the RSUs awarded is €15.60, being the euro equivalent of the quoted market price at grant date.
Equity Awards Plans (equity-settled)
In 2023, 2022 and 2021, no RSU awards were granted to our non-executive Company Board members.
Expense recognized during the year
In accordance with IFRS 2, share-based compensation is recognized as an expense over the vesting period. The estimate of this expense is based upon the fair value of a potential ordinary share at the grant date. The total share-based compensation for the year ended December 31, 2023, 2022 and 2021 amounted to €20 million, €18 million and €15 million, respectively.
Movement of potential shares

	Performance-Based RSU		Restricted Stock Units
	Potential Shares	Weighted-Average Grant-Date Fair Value per Share	Potential Shares	Weighted-Average Grant-Date Fair Value per Share
At January 1, 2022	2,526,527	€11.71	2,148,999	€7.79
Granted	603,023	€23.70	556,360	€17.11
Over-performance	924,634	€10.44	—	€—
Vested	(1,849,268)	€10.44	(774,958)	€7.10
Forfeited	(19,082)	€11.65	(54,955)	€9.04
At December 31, 2022	2,185,834	€15.56	1,875,446	€10.80
Granted (A)	701,945	€21.56	701,976	€15.26
Over-performance (B)	723,514	€6.65	—	€—
Vested	(1,701,233)	€6.65	(817,059)	€4.64
Forfeited (C)	(112,881)	€22.74	(95,993)	€15.61
At December 31, 2023	1,797,179	€22.29	1,664,370	€15.43
(A)For PSUs, the number of potential shares granted is presented using a vesting multiplier of 100%.
(B)When the achievement of TSR performance exceeds the vesting multiplier of 100%, the additional potential shares are presented as over-performance shares.
(C)For potential shares related to PSUs, 112,881 were forfeited following the departure of certain beneficiaries and none were forfeited in relation to the non-fulfilment of performance conditions.
NOTE 30 - DISPOSAL OF SUBSIDIARIES
On February 2, 2023, the Group disposed of its interest in its subsidiary Constellium Ussel S.A.S. The Group received cash consideration of €1.6 million for net assets at the date of disposal of €5.9 million. The disposal of Constellium Ussel S.A.S., after transaction costs, generated a €5 million loss and the proceeds net of cash disposed amounted to €0.3 million.
On September 29, 2023, the Group disposed of its interest in its subsidiary Constellium Extrusions Deutschland GmbH ("CED"), which was classified as held for sale in the June 30, 2023 Consolidated Financial Statements. The Group received a total cash consideration of €50 million for net assets at the date of disposal of €12 million. The disposal of CED generated a €36 million gain net of transaction costs and the proceeds net of cash disposed amounted to €47 million.
NOTE 31 - SUBSIDIARIES AND AFFILIATES
The following Group’s affiliates are legal entities included in the Consolidated Financial Statements of the Group. All entities are consolidated except otherwise stated in the footnotes.

Entity	Country	% Group Interest
Cross Operating Segment
Constellium Singen GmbH (AS&I and P&ARP)	Germany	100%
Constellium Valais S.A. (AS&I and A&T)	Switzerland	100%
AS&I
Constellium Automotive USA, LLC	U.S.	100%
Constellium Engley (Changchun) Automotive Structures Co Ltd.	China	54%
Constellium Extrusions Decin S.r.o.	Czech Republic	100%
Constellium Extrusions Deutschland GmbH (A)	Germany	100%
Constellium Extrusions Landau GmbH (A)	Germany	100%
Constellium Extrusions Burg GmbH (A)	Germany	100%
Constellium Extrusions France S.A.S.	France	100%
Constellium Extrusions Levice S.r.o.	Slovakia	100%
Constellium Automotive Mexico, S. DE R.L. DE C.V.	Mexico	100%
Constellium Automotive Mexico Trading, S. DE R.L. DE C.V.	Mexico	100%
Astrex Inc	Canada	50%
Constellium Automotive Zilina S.r.o.	Slovakia	100%
Constellium Automotive (Nanjing) Co. Ltd.	China	100%
Constellium Automotive Spain SL	Spain	100%
Constellium UK Limited	United Kingdom	100%
A&T
Constellium Issoire S.A.S.	France	100%
Constellium Montreuil Juigné S.A.S.	France	100%
Constellium China Co. Ltd.	China	100%
Constellium Japan KK	Japan	100%
Constellium Rolled Products Ravenswood, LLC	U.S.	100%
Constellium Ussel S.A.S. (B)	France	100%
AluInfra Services SA (C)	Switzerland	50%
P&ARP
Constellium Deutschland GmbH	Germany	100%
Constellium Rolled Products Singen GmbH & Co. KG	Germany	100%
Constellium Neuf Brisach S.A.S.	France	100%
Constellium Muscle Shoals LLC	U.S.	100%
Constellium Holdings Muscle Shoals LLC	U.S.	100%
Constellium Muscle Shoals Funding II LLC	U.S.	100%
Constellium Muscle Shoals Funding III LLC	U.S.	100%
Constellium Metal Procurement LLC	U.S.	100%
Constellium Bowling Green LLC	U.S.	100%
Rhenaroll SA (D)	France	50%
Holdings & Corporate
C-TEC Constellium Technology Center S.A.S.	France	100%
Constellium Finance S.A.S.	France	100%
Constellium France III S.A.S.	France	100%
Constellium France Holdco S.A.S.	France	100%
Constellium International S.A.S.	France	100%
Constellium Paris S.A.S.	France	100%

Constellium Germany Holdco GmbH & Co. KG	Germany	100%
Constellium Germany Verwaltungs GmbH	Germany	100%
Constellium US Holdings I, LLC	U.S.	100%
Constellium US Intermediate Holdings LLC	U.S.	100%
Constellium Switzerland AG	Switzerland	100%
Constellium Treuhand UG (haftunsgbeschränkt)	Germany	100%
Engineered Products International S.A.S.	France	100%
(A)On September 29,2023, the Group disposed of its interest in its subsidiary Constellium Extrusions Deutschland GmbH ("CED") in the AS&I business segment (see NOTE 30 - Disposal of subsidiaries). Therefore, Constellium Extrusions Landau GmbH and Constellium Extrusions Burg GmbH, which where subsidiaries of CED, were also disposed of as part of this transaction.
(B)On February 2, 2023, the Group disposed of its interest in its subsidiary Constellium Ussel S.A.S., in the A&T business segment (see NOTE 30 - Disposal of subsidiaries).
(C)AluInfra Services SA, the joint venture created with Novelis in July 2018, is consolidated as a joint operation and is immaterial to the Group Consolidated Financial Statements.
(D)Rhenaroll is accounted for under the equity method.
NOTE 32 - SUBSEQUENT EVENTS
No material subsequent events identified.